Form 20-F
period 2002-12-31
GUANGSHEN RAILWAY CO LTD
filed 2003-06-26
CIK 1012139

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                -----------------

                                    FORM 20-F
         (Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2002
                                       or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from                   to

                         COMMISSION FILE NUMBER: 1-14362

                               -------------------

                           [Company Name in Chinese]
             (Exact name of Registrant as specified in its charter)

                        GUANGSHEN RAILWAY COMPANY LIMITED
                 (Translation of Registrant's name into English)

                           PEOPLE'S REPUBLIC OF CHINA
                 (Jurisdiction of incorporation or organization)

                               -------------------

        NO. 1052 HEPING ROAD, SHENZHEN, PEOPLE'S REPUBLIC OF CHINA 518010
                    (Address of Principal Executive Offices)

                               ------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:


TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                     -----------------------------------------
American Depositary Shares, each
representing 50 H shares                New York Stock Exchange, Inc.

Class H Ordinary Shares                 The Stock Exchange of Hong Kong Limited


 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None
                                (Title of Class)

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002:

Domestic shares, par value RMB1.00 per share...................... 2,904,250,000
H shares, par value RMB1.00 per share, including 148,214,050 H shares in the  form of American Depositary Shares................. 1,431,300,000

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes   X       No
                                       -----        -----

         Indicate by check mark which financial statement item the registrant has elected to follow.

                               Item 17         Item 18   X
                                       -----           -----

                                TABLE OF CONTENTS

                                                                                                                Pages
                                                                                                                -----

Forward-Looking Statements....................................................................................... 1
Certain Terms and Conventions.................................................................................... 1

PART I

         Item 1.  Identity of Directors, Senior Management and Advisors...........................................3
         Item 2.  Offer Statistics and Expected Timetable.........................................................3
         Item 3.  Key Information.................................................................................3
         Item 4.  Information on the Company......................................................................9
         Item 5.  Operating and Financial Review and Prospects...................................................31
         Item 6.  Directors, Senior Management and Employees.....................................................46
         Item 7.  Major Shareholders and Related Party Transactions..............................................54
         Item 8.  Financial Information..........................................................................59
         Item 9.  The Offer and Listing..........................................................................61
         Item 10. Additional Information.........................................................................62
         Item 11. Quantitative and Qualitative Disclosures about Market Risk.....................................81
         Item 12. Description of Securities other than Equity Securities.........................................82

PART II

         Item 13.  Defaults, Dividend Arrearages and Delinquencies...............................................83
         Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..................83
         Item 15.  Controls and Procedures.......................................................................83
         Item 16.  [Reserved]....................................................................................83

PART III

         Item 17.  Financial Statements..........................................................................84
         Item 18.  Financial Statements..........................................................................84
         Item 19.  Exhibits......................................................................................84


                           FORWARD-LOOKING STATEMENTS

         Certain information contained in this annual report, which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include adverse effects on the economy in the Pearl River Delta region, increased competition from other means of transportation, the unknown impact of the recent outbreak of Severe Acute Respiratory Syndrome, or SARS, in Hong Kong and China, and foreign currency fluctuations.

         When considering such forward-looking statements, you should keep in mind the factors described in "Item 3. Key Information--Risk Factors" and other cautionary statements appearing in "Item 5. Operating and Financial Review and Prospects" of this annual report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

                          CERTAIN TERMS AND CONVENTIONS

         Translations of amounts in this annual report from renminbi into U.S. dollars and vice versa have been made at the rate of RMB8.2800 to US$1.00, which was the noon buying rate in the New York City for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. You should not construe these translations as representations that the renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3. Key Information--Exchange Rate Information" for information regarding the noon buying rates from January 1, 1998 through June 20, 2003.

         We publish our consolidated financial statements in renminbi.

         Various amounts and percentages set out in this document have been rounded and, accordingly, are not the exact figures and may not total.

         Unless the context otherwise requires or otherwise specified:

         o  "China" or "PRC" means the People's Republic of China.

         o "Guangshen Railway", "Company", "we", "our" and "us" means Guangshen Railway Company Limited, a joint stock limited company incorporated in China with limited liability.

         o "Parent Company" means Guangzhou Railway (Group) Company, our parent company.

         o "Pearl River Delta" means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches, including the Hong Kong Special Administrative Region and Macau; and

         o "restructuring" means the restructuring in which we succeeded to the railroad and certain other businesses of our predecessor company and certain of its subsidiaries, and certain assets and liabilities of our Parent Company and certain of its subsidiaries and associated companies.

         o  "ton" means metric ton and is approximately 2,205 pounds in weight.

                                     PART I

          ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

                 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

                             ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

         The following tables present our selected consolidated financial information as of December 31, 1998, 1999, 2000, 2001 and 2002 and for the years then ended, which were extracted from the following financial statements:

         Our consolidated balance sheets as of December 31, 2001 and 2002, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2000, 2001 and 2002, prepared in accordance with International Financial Reporting Standards, or "IFRS", are derived from our audited consolidated financial statements, included elsewhere in this annual report. Our consolidated balance sheets as of December 31, 1998, 1999 and 2000, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 1998 and 1999 are derived from our audited consolidated financial statements and are not included in this annual report.

         The selected income statement data, cash flow statement data and other data for the years ended December 31, 2000, 2001 and 2002, and the selected balance sheet data as of December 31, 2001 and 2002 should be read in conjunction with "Item 5. Operating and Financial Review and Prospects", and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report.

                                                                     YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------
                                              1998         1999         2000       2001          2002        2002
                                           ----------- -----------  ----------- -----------  ----------- ------------
                                               RMB         RMB          RMB         RMB          RMB        US$(1)

                                                            (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues from railroad businesses
    - passenger.........................    1,070,411   1,114,046    1,237,289   1,426,010    1,846,599      223,019
    - freight...........................      681,945     537,970      549,694     567,276      514,036       62,082
                                           ----------- -----------  ----------- -----------  ----------- ------------
    Subtotal............................    1,752,356   1,652,016    1,786,983   1,993,286    2,360,635      285,101
  Revenues from other businesses........      190,231     166,800      193,415     160,306      156,893       18,948
                                           ----------- -----------  ----------- -----------  ----------- ------------
  Total revenues........................    1,942,587   1,818,816    1,980,398   2,153,592    2,517,528      304,049
  Railroad operating expenses...........   (1,144,277) (1,189,641)  (1,297,464) (1,460,629)  (1,735,292)   (209,576)
  Other businesses operating expenses...     (165,336)   (151,255)    (163,529)   (138,852)    (159,739)    (19,292)
                                           ----------- -----------  ----------- -----------  ----------- ------------
  Profit from operations................      632,974     477,920      519,405     554,111      622,497       75,181
  Net profit............................      642,175     529,674      492,089     533,495      557,083       67,281
  Earnings per share....................        0.15        0.12         0.11        0.12         0.13          0.02
  Dividends declared per share..........        0.12        0.10         0.12        0.10         0.10          0.01
  Earnings per ADS......................        7.41        6.11         5.68        6.15         6.42          0.78

                                                                     YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------
                                              1998         1999         2000       2001          2002        2002
                                           ----------- -----------  ----------- -----------  ----------- ------------
                                               RMB         RMB          RMB         RMB          RMB        US$(1)

                                                            (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
BALANCE SHEET DATA (AT PERIOD END):
  Working capital (excluding due from and
    due to Parent Company)..............    1,951,542   1,772,772    1,463,073   1,581,054    1,592,040       192,275
  Due from Parent Company...............        9,666      48,485       80,604      29,499       39,374         4,755
  Fixed assets..........................    6,877,355   6,757,336    7,074,907   7,031,040    6,798,280       821,048
  Leasehold land payments...............      726,019     710,625      695,231     673,746      656,998        79,348
  Total assets..........................   10,738,335  10,970,496   10,917,564  10,997,216   11,257,594     1,359,613
  Equity................................    9,952,741  10,048,860   10,020,683  10,120,623   10,244,151     1,237,216
  Share capital, issued and outstanding,
  RMB1.00 per value,
       domestic shares - 2,904,250,000..    2,904,250   2,904,250    2,904,250   2,904,250    2,904,250       350,755
       H shares - 1,431,300,000.........    1,431,300   1,431,300    1,431,300   1,431,300    1,431,300       172,862

CASH FLOW STATEMENT DATA:
  Net cash provided by operating              855,001     656,802      729,189     886,016    1,157,177       139,756
  activities............................
  Net cash provided by (used in)             (468,359)    (61,791)    (458,087)   (430,425)     251,003        30,314
  investing activities..................
  Net cash provided by (used in)             (630,821)   (384,474)    (520,453)   (420,137)    (360,643)      (43,556)
  financing activities..................
  Capital expenditures..................      599,114     449,130      564,759     551,508      553,337        66,828
  Dividends paid........................      520,266     433,555      520,266     419,957      356,490        43,054

OTHER DATA:
  Railroad transportation operating income    608,079     462,375      489,519     532,657      625,343        75,525
  Other businesses operating income.....       24,895      15,545       29,886      21,454       (2,846)         (344)
US GAAP DATA
    - Operating income..................      632,974     477,920      519,405     554,111      622,497        75,181
    - Net income........................      683,334     570,833      533,248     574,654      598,242        72,251
    - Earnings per share................         0.16        0.13         0.12        0.13         0.14          0.02
    - Earnings per ADS..................         7.88        6.58         6.15        6.63         6.90          0.83
    - Equity............................    8,801,001   8,938,279    8,951,259   9,092,358    9,257,045     1,118,001
    - Fixed assets......................    5,522,366   5,450,769    5,816,762   5,821,317    5,636,979       680,794

---------------------------
(1) Translation of amounts from renminbi, or RMB, into United States dollars, or US$, for the convenience of the reader has been made at the noon buying rate on December 31, 2002 of US$1.00 = RMB8.2800. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2002 or on any other date.

EXCHANGE RATE INFORMATION

         In this report, references to "renminbi" or "RMB" are to renminbi, the lawful currency of the PRC, references to "US$" or "U.S. dollars" are to United States dollars, and references to "HK$" are to Hong Kong dollars in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. We maintain our books and records in renminbi. On June 24, 2003, the noon buying rate for renminbi was US$1.00=RMB 8.2774.

         The following table sets forth certain information concerning exchange rates between the renminbi and the U.S. dollar for the periods indicated:

                                                                        NOON BUYING RATE
PERIOD                                                AVERAGE (1)             HIGH                    LOW
------                                               -------------      ----------------            --------
1998.....................................             8.2968                 8.3180                  8.2774
1999.....................................             8.2784                 8.2800                  8.2770
2000.....................................             8.2784                 8.2799                  8.2768
2001.....................................             8.2770                 8.2786                  8.2676
2002.....................................             8.2766                 8.2800                  8.2700
December 2002............................             8.2777                 8.2800                  8.2271
January 2003.............................             8.2774                 8.2800                  8.2766
February 2003............................             8.2780                 8.2800                  8.2768
March 2003...............................             8.2773                 8.2775                  8.2770
April 2003...............................             8.2771                 8.2774                  8.2769
May 2003.................................             8.2769                 8.2771                  8.2768
June 2003 (through June 24)..............             8.2770                 8.2774                  8.2768

---------------------------
(1) Determined by averaging the rates on the last business day of each month during the respective period.

                                  RISK FACTORS

         Guangshen Railway is subject to various changing competitive, economic, political and social conditions in China. These changing conditions entail certain risks, which are described below.

         o PRC government regulation has a significant impact on our business. The price of railway transportation in particular has a substantial impact on our income. Current governmental regulation of railway transportation pricing may limit our flexibility to respond to market conditions, competition or changes in our cost levels.

         o Keen competition from other forms of transportation may affect our profitability and growth. The railroad transportation sector, particularly the passenger transportation business, faces increasing competition from other means of surface, air and water transportation. We face significant competition from bus services operating in the Pearl River Delta.

         o Our business is to a certain degree dependent on the provision by our Parent Company, Guangzhou Railway (Group) Company, and its subsidiaries of services for which currently we have limited alternative sources of supply. The interests of our Parent Company and its subsidiaries as providers of these services to us may conflict with our interests.

         o The current and continuing global economic slowdown may cause a decline in China's and Guangdong Province's export of goods, thereby reducing the volume of freight transported via our rail line. Although neither exports from China nor Guangdong decreased in 2002, if the current global economic situation continues to deteriorate, exports from China and specifically Guangdong Province may decrease which could adversely affect our freight transportation and railroad transportation revenue.

         o The Pearl River Delta and Hong Kong were among the areas most seriously affected by the recent outbreak of SARS in Asia. We have already experienced a decrease in passenger traffic on our routes. The number of passengers traveling on our trains from January to May 2003 decreased 11.7% from the same period in 2002. Our operating results and financial condition could be materially adversely affected by the SARS epidemic if our passenger volumes do not recover sufficiently in the near future.

         o China's entry into the World Trade Organization, or the WTO, may increase competition for our businesses. After China's accession to the WTO in December 2001, the policy advantages Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and the high economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become competitive, and part of the freight currently transferred through ports in Hong Kong and Shenzhen may be shipped through other ports in China, which will adversely affect our railway freight business. In addition, as the PRC government lifts its restrictions and control over foreign investments in China, such as allowing foreign participation railway operations, the monopoly status we currently enjoy in our service territory may be challenged and increasing competition may adversely affect our revenues and results of operations.

         o As a company located in the Shenzhen Special Economic Zone, we enjoy a preferential income tax rate of 15%, rather than the 33% income tax rate generally applicable to other domestic companies. Any increase in this preferential income tax rate could have an adverse effect on our operating results.

         o Continued adjustments in the PRC industrial structure and international trading policies may adversely affect our freight transport revenues. With the expected upgrading in the PRC industrial structure, we anticipate that transportation needs for high technology products will grow. Because a large portion of these compact items may be shipped by the developed road, air or water transport systems in the Pearl River Delta region, increases in such high-value (therefore high unit shipping revenue) products per se may not result in improvements in our freight transport revenues. In addition, with the adjustments by the government of its import-export policies from time to time, our port-related freight transportation volumes may also suffer.

         o Our operations and financial results may be affected by operating hazards and natural disasters resulting in losses for which we have limited insurance. Consistent with relevant PRC regulations and customary practices of railway companies in China, we do not maintain any insurance coverage against third party liabilities. In addition, we do not maintain insurance coverage for most of our property, for business interruption or for environmental damage arising from accidents relating to our operations. As a result, we may suffer financial and other consequences of any such losses, damages or liabilities without the benefit of any payments from any insurance coverage.

         o We are also subject to a number of risks relating to the PRC, including the following:

              - Most of our assets are located in China and most of our revenue is primarily derived from our operations in China. Accordingly, our financial position and operating results are subject to the political, economic and legal developments in China. We currently expect that the PRC government will continue with economic reform policies, which since the 1970s have emphasized autonomous enterprises and the utilization of market mechanisms. Although we believe these reforms will have a positive effect on our development, we cannot predict whether certain changes to China's political, economic, social conditions, laws and regulations and policies will have any adverse effect on our current or future business or results of operation.

              - We receive most of our revenues in renminbi, but we may need to make dividend payments and equipment purchase and lease payments in foreign currencies. Accordingly, if our foreign currency deposits are insufficient to pay all dividends and operating expenses we may need to convert renminbi into relevant foreign currencies at the applicable exchange rates set by the People's Bank of China. We do not enter into any currency hedging transactions with respect to our foreign currency exposure. Any future devaluation of the renminbi against the U.S. dollar will increase the effective cost of foreign equipment and the amount of our foreign currency expenses and have an adverse effect on the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income. In addition, the existing foreign exchange limitations under PRC law could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures or for distribution of dividends on our H shares.

              - Because PRC laws and regulations dealing with economic matters are relatively new and still evolving, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these law and regulations involve some uncertainty. In addition, because the PRC Company Law is different in certain important aspects from company laws in the Hong Kong Special Administrative Region, United States and other common law countries and regions and because the PRC securities laws are still at an early state of development, you may not enjoy shareholder protections to which you may be entitled in other jurisdictions.

         See also "Item 4. Information on the Company -- Business Overview -- Regulatory Overview", "-- Insurance", "Item 5. Operating and Financial Review and Prospects", "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions", "Item 8. Financial Information" and "Item 11. Qualitative and Quantitative Disclosures About Market Risks".

                       ITEM 4. INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

OVERVIEW

         Our registered office is located at No. 1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China, 518010. Our telephone number is (86-755) 2558-4891 and our fax number is (86-755) 2556-5424.

         We are mainly engaged in the railway passenger and freight transportation business between Guangzhou and Shenzhen and certain long-distance passenger transportation services. We provide consolidated services relating to railway facilities and technology. We also engage in other businesses that are ancillary to our transportation business, such as services and retail sales aboard trains and in stations, advertising, tourism and leasing of property.

         We operate the sole railroad, 147 kilometers long, between Guangzhou, the capital city of Guangdong Province, and Shenzhen, one of the original special economic zones of the PRC established to promote economic reforms in China. The Guangzhou to Shenzhen railroad is an important component of the transportation infrastructure of southern China, and we are a leading provider of passenger and freight transportation services in the Guangzhou-Shenzhen corridor. Our rail line connects with the rail line from Shenzhen to Hong Kong, and we operate jointly with Kowloon-Canton Railway Corporation, or the KCR, "through train" passenger service between Hong Kong and Guangzhou.

         Our rail line is an integral part of the PRC national railroad system, with links to the other parts of the national railroad system as well as local railroad systems in southern China, including the Beijing-Guangzhou, Beijing-Jiujiang, Sanshui-Maoming, Pinghu-Nantou, Pinghu-Yantian, and Kowloon-Guangzhou lines. Moreover, our rail line has close links with regional ports. Specifically, it connects with the Guangzhou Port in Guangzhou, and with the Yantian, Shekou, Chiwan and Mawan ports in Shenzhen. We are well equipped with various freight facilities and can effectively satisfy customers' needs for transporting carload cargo, less-than-car-load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. We enjoy extensive competitive advantages in transporting freight for medium to long distances in the PRC.

         Our railroad is currently one of the most modern railroads in the PRC. It is equipped with state-of-the-art equipment and facilities, including high-speed electric trains. Several aspects of our technical performance have reached or are approaching international standards. Ours is one of the few rail lines in the PRC that operate high-speed passenger trains with speeds up to 200 kilometers per hour.

RECENT DEVELOPMENTS

         In 2002, we continued to optimize our high-speed train service to make it as convenient and frequent as buses, or our, "As-frequent-as-buses" Train Project, for the Guangzhou-Shenzhen line, and also operated more high-speed passenger trains between Guangzhou and Shenzhen. We actively enhanced our passenger transportation services by making it more convenient for our passengers to purchase train tickets, specifically we worked with the Guangzhou Subway and Guangzhou Fangcun Bus Station in establishing a "Green Passage" for passengers at the Guangzhou East Station, whereby passengers could purchase our train tickets and discounted subway and bus tickets at that station. In addition, passengers would be able to purchase our train tickets at the Guangzhou Subway and Guangzhou Fangcun Bus Stations. We also improved our passenger transportation service by implementing advanced technologies such as our Dynamic Ticket Management System for the Guangzhou-Shenzhen route, and building the West Ticketing Hall of Shenzhen Railway Station, the first computerized railway ticketing hall in China. Our Dynamic Ticket Management System allows passengers to reserve specific seats on our trains along the Guangzhou-Shenzhen route and allows us to track where and when passengers embark and disembark. We also upgraded and rebuilt the passenger transportation directory system. We increased passenger fares slightly during peak periods to reflect market changes. In 2002, we carried a total of approximately 39.8 million passengers on our trains, representing an increase of 2.4% as compared to 2001. Passenger transport revenues were RMB1,846.6 million, representing an increase of 29.5% over 2001.

         In 2002, we contributed RMB120.6 million of telecommunication assets to China Railway Communication Company Limited ("China Railcom") for an equity interest of approximately 0.85% in China Railcom. In 2002, we completed our investment in China Railway Express Company Limited ("CRE"). We invested a total of RMB13.61 million in cash and received 7.56 million common shares of CRE, representing an equity interest of approximately 2.52% in CRE.

         In 2002, we completed the following infrastructure projects: (1) replaced 19 sections of wooden moveable center switches to improve the safety and stability of our passenger trains; (2) purchased twelve modern "25k" coaches with improved comfort features for long-distance trains for the Shenzhen-Yueyang and Shenzhen-Beijing routes; and (3) implemented a computerized ticket hall at the Shenzhen Station and established the Dynamic Ticket Management System for the Guangzhou-Shenzhen route.

BACKGROUND AND RESTRUCTURING

         The railroad system between Guangzhou and Shenzhen was part of the original "Canton-Kowloon" railroad, which began operation in 1911. In 1949, following the founding of the PRC, the railroad was divided into two sections, with the first linking Guangzhou and Shenzhen, and the second, across the Hong Kong border and separately owned, linking Luohu and the Kowloon peninsula in Hong Kong. The Guangzhou to Shenzhen railroad has been operated since 1949 by a sub-division of the Guangzhou Railway Administration, a predecessor to our Parent Company.

         In 1979, our predecessor, in conjunction with the KCR, was engaged in the joint operation of through train passenger services between Guangzhou and Hong Kong.

         In 1984, to exploit the rapid growth in the Pearl River Delta, the Guangshen Railway Company, our predecessor, was formed pursuant to the approval of the State Council as a state-owned enterprise with the status of a sub-administration under the Guangzhou Railway Administration. At that time, it had only a single-line railroad. Since then, large capital expenditures have been expended to upgrade those facilities and services. In 1987, a second line was completed. In view of the magnitude of the capital expenditures and the relative affluence of the Pearl River Delta served by Guangshen Railway Company, the State Council permitted the charging of a premium by Guangshen Railway Company of 50% above the national pricing guidelines for passenger and freight transportation from 1984 through March 31, 1996. Since April 1, 1996, pursuant to the "Jijiaguan [1996] No. 261" document issued by the State Planning Committee, we have been able to set our own prices for our high-speed trains and also continue charging the premium for our other passenger and freight trains. See "- Regulatory Overview - Pricing" for a more detailed description of our pricing scheme.

         In 1991, Guangshen Railway Company began the construction of a high-speed rail line and purchased high-speed locomotives and passenger coaches in order to increase the speed of some of its passenger trains to 160 kilometers per hour or faster. This high-speed line was the first of its kind in China. Commercial operation of the high-speed trains commenced in December 1994 when the principal facilities of the high-speed line were completed.

         We were established as a joint stock limited company on March 6, 1996 as a result of the restructuring that was carried out to reorganize the railroad assets and related businesses of the Guangshen Railway Company and certain of its subsidiaries. As part of the restructuring, 2,904,250,000 "state legal person shares" generally referred to herein as "domestic shares," par value RMB1.00 per share, of Guangshen Railway were issued to our Parent Company, a state-owned enterprise under the Ministry of Railways of the PRC. Until our initial public offering (as described below), these shares constituted the only issued and outstanding shares of our company. Under PRC law, domestic shares may be owned by or transferred to PRC entities only.

         The restructuring was undertaken in preparation of our initial public offering, which occurred in May 1996. In this offering, we issued a total of 1,431,300,000 class H ordinary shares, or H shares, par value RMB1.00 per share. Of this total, 217,812,000 H shares were listed for trading on the Stock Exchange of Hong Kong Limited. The remaining H shares, represented by 24,269,760 American depositary shares, or ADSs, were listed for trading on the New York Stock Exchange. Each ADS represents 50 H shares. Since our public offering, approximately 67% of our issued and outstanding common shares have been owned by our Parent Company, and the remaining 33% have been owned by public shareholders. The Parent Company owns all of our domestic shares. Public shareholders own only H shares or ADSs, which may not be purchased or owned by PRC domestic investors.

         Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or GEDC, a state-owned enterprise established in the restructuring process, assumed the operations and assets of the Guangshen Railway Company that were not transferred to us in the restructuring, such as employee housing, hospitals, schools and public security, and has provided related services to us on a contractual basis since the restructuring.

SERVICE TERRITORY

         Our rail line traverses the Pearl River Delta, an area that was first to benefit from the PRC economic reform policies that began in the late 1970s. Throughout the 1980s and early 1990s, the economy of the Pearl River Delta, fueled by foreign investments, grew rapidly. It is currently one of the most affluent and fastest growing areas in China.

         There are 26 stations situated on our rail line, providing passenger and freight transportation services for cities, towns and ports situated between Guangzhou and Shenzhen in the Guangzhou-Shenzhen corridor and Hong Kong (which we service in conjunction with the KCR). In addition to our Hong Kong passenger through train services in conjunction with the KCR, we also allow Hong Kong-bound freight trains to use our Guangzhou-Shenzhen railroad.

         The Guangzhou-Shenzhen railroad is an integral component of the PRC national railway network, and provides nationwide access to passenger and freight traffic from southern China to other regions of mainland China as described below:

         Northbound. In Guangzhou, our rail line connects with the Beijing-Guangzhou line, which is one of the major trunk lines linking southern China with Beijing and northern China. Another trunk line connecting northern and southern China, the Beijing-Hong Kong rail line, includes the section of our line from Dongguan to Shenzhen.

         Southbound. Our line connects at Shenzhen with the rail line owned by the KCR that runs to Kowloon, Hong Kong.

         Westbound. Our line connects with the Sanshui-Maoming rail line operated by Sanmao Railway Company, a joint venture railroad of the Ministry of Railways and the Guangdong provincial government that runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China.

         Eastbound. Our rail line intersects at Dongguan with the Dongguan-Meizhou-Shantou rail line operated by Guangmeishan Railway Company, a company jointly established by the Ministry of Railways and the Guangdong provincial government. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong.

         At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally services three ports located in western Shenzhen -- Shekou, Chiwan and Mawan -- and the other, Yantian Railway, services Yantian port, an international deepwater port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or set of customers and maintained by Guangshen Railway for a fee. In 2002, the freight tonnage originating or terminating on these spur lines amounted to approximately 12.1 million tons, representing 43.9% of our total volume of freight handled, which was approximately 27.6 million tons. In addition, the freight tonnage from ports amounted to approximately 5.0 million tons, representing 18.0% of our total volume of freight handled in 2002. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to utilize our services on a long-term basis.

                                BUSINESS OVERVIEW

BUSINESS OPERATIONS

         Our principal businesses are railroad passenger and freight transportation. In 2002, 93.8% of our gross revenues and 100% of our total operating income were produced by our railroad transport business. In each of the past five years, passenger transportation has accounted for a larger portion of our revenue base than freight transportation. In 2002, passenger transportation represented 73.4%, and freight transportation represented 20.4% of our total revenues. Our other businesses, including the sale of food, beverages and merchandise aboard trains and in stations, accounted for 6.2% of our total revenues.

         The table below summarizes our railroad transportation revenues and volumes of traffic for the past five years:

                                                                        YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------
                                                        1998          1999         2000        2001        2002
                                                        ----          ----         ----        ----        ----
PASSENGER TRANSPORTATION
Total passenger revenues (RMB millions)(1)..        1,070.41      1,114.05     1,237.29    1,426.01    1,846.60
Total passengers (millions).................           28.77         31.64        34.95       38.84       39.78
Revenues per passenger (RMB)................           37.21         35.21        35.40       36.71       46.42
Total passenger-kilometers (millions).......        2,438.50      2,804.20     3,051.70     3,257.9    3,453.20
Revenues per passenger-kilometer (RMB)......            0.44          0.40         0.41        0.44        0.53
FREIGHT TRANSPORTATION
Total freight revenues (RMB millions)(1)....          681.95        537.97       549.69      567.28      514.04
Total freight tons (millions)...............           26.81         27.78        28.73       29.01       27.58
Revenues per ton (RMB)......................           25.43         19.36        19.13       19.55       18.64
Total ton-kilometers (millions).............        1,939.10      2,082.10     2,071.60    2,082.50    1,926.00
Revenues per ton-kilometer (RMB)............            0.35          0.26         0.27        0.27        0.27

---------------------------
(1)      Audited; all other figures in the table are unaudited.

         During 2002, the economic growth in our service territory generated growth in demand for railroad transportation. However, we still faced keen competition from transportation by road and other means of transportation in both our passenger and freight transportation businesses.

PASSENGER TRANSPORT

         Passenger transport is our largest business segment, accounting for 73.4% of our total revenues and 78.2% of our railroad revenues in 2002. We operated:

         o intercity high-speed express trains and regular-speed passenger trains between Guangzhou and Shenzhen;

         o    through trains between Hong Kong and Guangzhou; and

         o two pairs of long-distance passenger trains between Shenzhen and Yueyang and between Shenzhen and Beijing, along with other operators of domestic long-distance trains that passed-through, originated or terminated on our Guangzhou-Shenzhen railroad.

         As at December 31, 2002, we operated on average, 99 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points) of which:

         o 54 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen;

         o four pairs were regular-speed passenger trains operating between Guangzhou and Shenzhen;

         o seven pairs were Hong Kong through trains (including six pairs of high-speed Guangzhou-Kowloon through trains and one pair of high-speed Dongguan-Kowloon through trains operated during Hong Kong holidays and weekends), but excluding one pair of Zhaoqing-Kowloon through trains, and one pair of through trains that operate on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line; and

         o    34 pairs were domestic long-distance trains.

         The table below sets out passenger revenues and volumes for our Hong Kong through trains and domestic trains in each of 2000, 2001 and 2002:

                                          PASSENGER REVENUES         PASSENGER VOLUME        REVENUE PER PASSENGER
                                        ----------------------     ---------------------     ----------------------
                                        2000     2001     2002     2000     2001    2002     2000     2001     2002
                                        ----     ----     ----     ----     ----    ----     ----     ----     ----
                                          (RMB MILLIONS)              (MILLIONS)              (RMB MILLIONS)
Hong Kong through trains............   276.8    316.7    333.2      1.9      2.0     2.2   145.20    158.4    151.5
Domestic trains.....................   960.5  1,109.3  1,513.4     33.0     36.8    37.6    29.07     30.2     40.3
Combined passenger operations....... 1,237.3  1,426.0  1,846.6     35.0     38.8    39.8    35.40    36.71     46.4

         GUANGZHOU-SHENZHEN TRAINS. In 2002, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed most to our total revenues and accounted for a substantial portion of the passenger volume.

         We divide our services on the regular-speed trains and high-speed trains into different types based on the number of stops made by the train and the class of seating. Different types of services are priced at different fare levels.

         In 2002, approximately 14.9 million passengers traveled on the Guangzhou-Shenzhen route, which represents a decrease of 2.9% from approximately
15.3 million in 2001. The decrease was due to the increase in the number of high-speed trains and a decrease in the number of regular speed trains which resulted in a decline in the number of passengers boarding on intermediate stops. However, revenue per passenger and revenue per passenger-kilometer rose sharply as compared to 2001 because the "As-frequent-as buses" Train Project operated throughout 2002 and most of the passengers on this route traveled on higher fare high-speed trains. Although there was a slight decrease in the passenger volume over 2001 on the

Guangzhou-Shenzhen route, the impact of such decrease on our overall revenues generated from passenger transportation on this route was minor.

         Prior to 2002, due to limitations on data collection, the number of passengers on the Guangzhou-Shenzhen route did not include the passengers that traveled between Guangzhou Station (which is owned by Yangcheng Railway Company) and stations on the Guangzhou-Shenzhen route. These passengers were included in the passenger volume for long-distance trains. In 2002, we refined our data collection techniques and classification methods and were able to more accurately track and classify passengers traveling on high-speed trains and regular-speed trains on the Guangzhou-Shenzhen route. However, for the purpose of comparing 2001's data, the number of passengers for the Guangzhou-Shenzhen route quoted above was based on the old data classification method. Under the new classification method, the total number of passengers that traveled on the Guangzhou-Shenzhen route in 2002 was approximately 17.3 million, of which approximately 15.7 million were travelers on high-speed trains and approximately
1.6 million were travelers on regular-speed trains. We will be using the new data collection and classification method for all future periods.

         HONG KONG THROUGH TRAINS. We operate jointly with the KCR seven pairs of high-speed through trains between Hong Kong and Guangzhou (including one pair of high-speed Dongguan-Kowloon through trains but excluding one pair of Zhaoqing-Kowloon through trains, and one pair of through trains that operate on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line). The KCR and we provide the trains and personnel for two pairs and five pairs, respectively, of these Hong Kong-Guangzhou high-speed through train services. Service beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai is provided in conjunction with Guangzhou Railway (Group) Passenger Transportation Company, Beijing Railway Administration and Shanghai Railway Administration, respectively. Revenues from the through trains on the Guangzhou-Hong Kong section are split 81.22% to us and 18.78% to the KCR. In addition, we share costs with the KCR based on track mileage for the operating of the through train service.

         Most of the passengers taking Hong Kong through trains are residents of Hong Kong, Macau, Taiwan or foreign countries, and most are travelers on commercial or government business. As a consequence of the market pricing for the Hong Kong through trains, these trains produce relatively high per-passenger revenues for us.

         In 2002, approximately 2.22 million passengers traveled on the Hong Kong through trains, which represents an increase of 8.4% from approximately
2.05 million in 2001. The revenue from the operation of the Hong Kong through trains for 2002 was RMB333.2 million, representing a 5.2% increase from RMB316.7 million for 2001. Both of these increases were mainly due to:

         o the simplification of the tourist visa application procedures and the promotion of "holiday economy" by the PRC government to stimulate consumption through longer holidays, resulting in an increase in the number of tourists traveling from inland China to Hong Kong;

         o an increase in passenger volume because the trains on this route operated on all

              PRC holidays throughout 2002, whereas the trains on this route only operated during the second half of 2001; and

         o increased purchases of leisure properties in the Pearl River Delta by Hong Kong residents.

         DOMESTIC LONG-DISTANCE TRAINS. As of December 31, 2002, an average of 34 pairs of domestic long-distance passenger trains daily connected our rail line to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Liaoning, Shanxi, Fujian, Heilongjiang, Jilin, Henan and Shandong Provinces as well as cities to the north, such as Shanghai, Beijing and Tianjin. In 2002, the number of long-distance passengers increased by 5.6% from approximately 21.46 million in 2001 to approximately 22.67 million in 2002. The increase was due principally to the operation of the Shenzhen-Yueyang and Shenzhen-Beijing long-distance trains throughout 2002 and a greater number of tourists traveling on these routes due to longer holidays instituted by the PRC government. According to our new classification method described under "-Guangzhou-Shenzhen Trains", the number of long-distance passengers was approximately 20.2 million in 2002. Due to the higher ticket prices paid by long-distance passengers, revenue per passenger also increased as a result of the full-year operation of those two long-distance trains.

         HIGH-SPEED PROJECT. In 1991, we embarked on the construction of a high-speed rail line, the first of its kind in the PRC. Our high-speed trains are capable of running at 160 to 200 kilometers per hour, 33% to 67% faster than our regular-speed trains, which run at 120 kilometers per hour. As part of our High-Speed Project, we rebuilt two rail lines in 1994 for use by high-speed passenger trains. We began to build the third line in 1998 for freight trains and regular-speed passenger trains. After launching our high-speed passenger train operations in 1994 with four daily pairs, we have steadily increased the number of high-speed passenger trains between Guangzhou and Shenzhen and reduced the number of regular-speed passenger trains. During 2002, we operated on average a total of 54 pairs of inter-city express passenger trains between Guangzhou and Shenzhen daily and basically completed our "As-frequent-as-buses" Train Project.

         Our fleet of high-speed electric trains consists of one X-2000 high-speed passenger train, known in China as "Xin Shi Su," and eight leased, domestically-made "Blue Arrow" high-speed electric trains. The X-2000 train is an electric tilting train built in Sweden that can travel at speeds up to 200 kilometers per hour.

         MAJOR STATIONS. Guangzhou East Station We completed construction of the main structure of our Guangzhou East Station in 2000 to serve several objectives, including:

         o enabling us to operate significantly more frequent service between Guangzhou and Shenzhen and between Guangzhou and Hong Kong by increasing overall station capacity dedicated to our operations; and

         o serving as a new hub for long-distance trains to locations throughout China.

         Guangzhou East Station is connected to Lines 1 and 2 of the Guangzhou municipal subway. We believe that this connection has boosted and, with the anticipated operation of Line and 3 of the subway system in the near future, will continue to promote, our passenger transportation business. As of December 31, 2002, the Guangzhou East Station handles six pairs of Hong Kong through trains, 54 pairs of Guangzhou-Shenzhen trains, 14 pairs of long-distance passenger trains between the Guangzhou East Station and Beijing West Station, Shanghai, Jiujiang, Shantou, Bengbu, Tianjin, Taiyuan, Nanchang, Yingtan, Harbin, Xiangfan, Qingdao, Changchun and Xiamen, and eight pairs of passenger trains passing through the Guangzhou East Station. In 2002, outbound passenger volume from our Guangzhou East Station amounted to 11.6 million persons.

         Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Hong Kong and cities such as Shanghai, Beijing, Guangzhou and Zhaoqing. The station currently handles on a daily basis the transfer service for five pairs of domestic long-distance passenger trains and 16 pairs of Guangzhou-Shenzhen high-speed passenger trains and four pairs of Guangzhou-Shenzhen regular-speed trains. Dongguan municipality is an area that has received substantial foreign investment. One pair of Dongguan-Kowloon passenger trains operated during Hong Kong holidays and weekends in 2002. As a result of these factors, outbound passenger volume from our Dongguan Station amounted to approximately 1.9 million persons in 2002.

         Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line. Built in 1991, Shenzhen Station's second phase, the main construction of the west wing of the station, was completed at the end of 2000. When the station is connected to Shenzhen's subway system which is currently under construction, the station's transportation and distribution capacity will be fully utilized. We expect that the Shenzhen subway system will be completed by the end of 2004. In 2002, we implemented China's first computerized ticket hall in our Shenzhen Station. Currently, our Shenzhen Station handles 58 pairs of Guangzhou-Shenzhen passenger trains and 12 pairs of domestic long-distance passenger trains between Shenzhen and Beijing, Changsha, Shaoguan, Wuchang, Meizhou, Shantou, Maoming East, Huangchuan, Zhengzhou, Fuzhou, Hankou and Jinjiang. Outbound passenger volume from Shenzhen Station amounted to approximately 9.7 million persons in 2002 (excluding passengers from the Guangzhou-Kowloon through trains).

FREIGHT TRANSPORT

         Revenue from our freight transport accounted for 20.4% of our total revenues and 21.8% of our railroad revenues in 2002. Our principal market for freight is domestic long-haul freight, originating and/or terminating outside the Guangzhou-Shenzhen corridor.

         The majority of the freight we transport is large-volume, medium- to long-distance freight that is received from and/or transferred to other rail lines. Little of the freight we transport both originates and terminates in the Guangzhou-Shenzhen corridor. We classify our freight business into three categories:

         o inbound freight, which is primarily freight unloaded at freight stations and spur lines connected with ports on our line or in Hong Kong;

         o outbound freight, which is primarily northbound freight loaded at our stations and spur lines connected with ports on our line or in Hong Kong; and

         o pass-through freight, which refers to freight that travels on our line, but originates and terminates beyond our line.

         In 2002, based on a study of our freight transportation market, we took a series of measures to improve our freight transportation business. These measures included: (1) strengthening our marketing efforts and continuing with the practice of freight agency system for the entire journey; (2) cooperative marketing efforts between our freight stations and local ports to promote and organize multi-model freight transportation services; (3) organizing and operating container trains and improving the management of container transportation, including improving the container express train service between Dongguan and Hong Kong; (4) strengthening our cooperation with various industry customers to establish a stable source of freight; (5) improving the technology and services at our freight yards; and (6) offering price discounts for large quantities of freight from new customers with the approval of our Parent Company or the Ministry of Railways. We also intend to launch a container express train service between Dongguan and Yantian port.

         We transported approximately 27.6 million tons of freight for the year 2002. It represented a decrease of 4.9% over that of 2001. Among the total tonnage of freight, approximately 7.3 million tons were outbound freight representing an increase of 7.2% over that of 2001; inbound freight was in total approximately 11.6 million tons, representing a decrease of 8.9% from 2001; pass-through freight was approximately 8.7 million tons, representing a decrease of 8.3% over that of 2001.

         In 2002, revenues from our outbound freight transportation business continued to increase due to an increase in tonnage as a result of freight price discounts and enhanced relationships with ports, mines and factories and cooperative efforts in directing freight traffic from ocean shipments to our railway.

         In 2002, there was a decline in our inbound freight transportation business. This resulted from: (1) the construction of the second track on the Beijing-Jiujiang Line; (2) railway re-routing by the Ministry of Railways; (3) the decrease in the amount of goods being transported into the Shenzhen area from other parts of China due to the increase of imported goods from overseas; and (4) competition from highway and water transportation. In addition, the development of better highways and ports led to an increase of freight handled by trucks and water transportation vehicles.

         In 2002, our freight transportation revenues were RMB514.0 million, representing a decrease of 9.4% over 2001. Revenues generated from outbound freight transportation services were RMB94.3 million, representing an increase of 2.4% over 2001. Revenues generated from inbound and pass-through freight services were RMB248.1 million, representing a decrease of

8.5% from 2001. Revenues from storage, loading and unloading services and other income were RMB171.7 million, representing a decrease of 15.8% from 2001.

         We serve a broad customer base and ship a wide range of goods in our freight transport business. Our freight revenues are not dependent upon specific customers or industries.

         FREIGHT COMPOSITION. We transport a broad range of goods, which can generally be classified into the following categories: construction materials, energy products, food products, chemicals, manufactured goods, containers and other goods. Inbound freight is more heavily weighted toward raw materials and essential production inputs, while outbound freight consists of imported mineral ores, coal and goods manufactured or processed in our service territory destined for consumption throughout China and abroad.

         The following table shows the composition of our freight volume by percentage for the most recent three years (based on tons transported).


                                           OUTBOUND FREIGHT                  INBOUND (AND PASS-THROUGH) FREIGHT
                                    -------------------------------          ----------------------------------
                                    2000          2001         2002          2000          2001           2002
                                    ----          ----         ----          ----          ----           ----

Construction materials.......        14%          36%           33%          28%            31%            39%
Energy products..............        19           24            32            18            17             14
Food products................        10            7             6            22            23             21
Chemicals....................        13           10             7            11            10             10
Manufactured goods...........         6            6             7             4             3              5
Containers...................        10            8            12             6             7              7
Other goods..................        28            9             3            11             9              4
                                    ---          ---           ---           ---           ---            ---
Total........................       100%         100%          100%          100%          100%           100%
                                    ===          ===           ===           ===           ===            ===

         FREIGHT YARDS, CONTAINER YARDS AND WAREHOUSES. We own freight yards, container yards and warehouses, most of which are located at our Shenzhen North, Xiayuan, Huangpu, Zhangmutou, Dongguan, Shipai, Jishan, Pinghu South and Guangzhou East Stations. Of the freight yards we own and operate either directly or through our subsidiaries or affiliates, two handled freight exceeding 1.0 million tons each in 2002. Huangpu Station handled approximately 2.4 million tons and Xiayuan Station handled approximately 5.7 million tons. Pursuant to the relevant regulations of the Ministry of Railways, we charge our customers for storing their freight at our freight yards, container yards or warehouses starting from the third day after the freight is unloaded. The charges for using freight yards, container yards and warehouses are subject to Guangdong provincial government regulation. In 2002, revenues from the operation of our warehouses (including from loading and unloading) and miscellaneous items amounted to RMB171.7 million, accounting for 33.4% of our freight revenues for the year.

OTHER BUSINESSES

         We engage in service businesses principally related to our transport business. Our other businesses include:

         o sales of food, beverages, newspapers, magazines and other merchandise aboard the trains and in our stations;

         o services in the stations, including operating restaurants, operating a travel agency and a hotel in our Shenzhen Station, providing kiosks and advertising boards in our stations for commercial advertising and leasing space to independent retailers; and

         o    other businesses, principally railroad-related construction.

         The table below sets out the revenues for our other businesses, by category of activity, in each of 2000, 2001 and 2002:

                                                                                         PERCENTAGE OF TOTAL
                                                          REVENUES                    OTHER BUSINESSES REVENUES
                                              ------------------------------         ---------------------------
                                              2000         2001         2002         2000        2001       2002
                                              ----         ----         ----         ----        ----       ----
                                                      (RMB MILLIONS)
On-board and station sales.............        58           52           41          30%         32%         26%
Station services.......................        66           41           44          34          26          28
Tourism, advertising and others........        69           67           72          36          42          46
                                           ----------   ----------   ----------   ----------  ----------  ------
    Total..............................       193          160          157         100%        100%        100%
                                           ==========   ==========   ==========   ==========  ==========  =======

         Revenues from our other business segment decreased by 2.1% from RMB160.3 million in 2001 to RMB156.9 million 2002. Revenues from our other businesses accounted for 6.2% of our total revenues in 2002. Due to the increase in frequency and speed of our passenger trains, the waiting time and traveling time involved was reduced, which led to a decrease in revenues from our other businesses as the consumption of food and beverages and other goods both in our stations and on-board our trains was reduced.

SALES

PASSENGER TRANSPORT

         Our passenger tickets are currently sold primarily at ticket counters located at train stations. Additionally, tickets are sold in Hong Kong and in major cities in Guangdong Province through ticket agents, travel agents and at hotels, at prices corresponding to our pricing plus nominal commissions. Substantially all of our ticket sales are made in cash.

         Since January 1, 2001, the Ministry of Railways implemented a new settlement method for passenger transport. This settlement method stipulates that all revenues from any passenger train service (including revenues generated from luggage and parcel services) are considered passenger transport revenues and belongs to the railway administration that operates that train. The railway administration in turn pays other railway administrations fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. The settlement method does not have a consequential impact on our passenger transport revenues. We are still using the settlement method for passenger transport that became effective on January 1, 2001.

         The implementation of the settlement method did not change the existing settlement method for transportation revenues from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and

Hong Kong and the Hong Kong through trains. However, it changes the settlement method for revenues from long-distance passenger trains departing from, arriving at or passing through our rail line other than from the Beijing-Hong Kong and Shanghai-Hong Kong trains. Before the implementation of the settlement method, we received transportation revenues from those railway administrations that operated long-distance train services in accordance with special pricing formula we set. Since the implementation of the settlement method, those railway administrations operating these long-distance train services pay us the following fees: (1) revenues from ticket prices that are higher than national railway standards due to our special pricing standards; and (2) fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires, and water supply.

         Hong Kong through train tickets are sold in Guangdong Province through our own ticket outlets, as well as through various hotels and travel agents. In Hong Kong, these tickets are sold exclusively by the KCR. Because of KCR's sales network for these tickets is relatively limited, KCR has engaged the China Travel Service (HK) Ltd., or CTS, as the primary agent for such sales on a non-exclusive basis. CTS also operates bus services from Hong Kong to Guangzhou. The KCR and we are exploring plans to supplement the through train ticket sales network through computer sales.

FREIGHT TRANSPORT

         Generally, we deal directly with our customers in collecting payment for freight service, and typically receive payment prior to, or immediately following, delivery of service. For inbound freight, we collect from the receiving party prior to the release of the freight. For outbound freight, we charge the dispatching party, retain the portion allocated to transportation on our line and remit the remainder to the other railroad operators on a monthly basis either directly or through a national settlement procedure. These collection procedures also apply to freight transported to or from Hong Kong. Substantially all payments for inbound and outbound freight are settled in cash.

         For pass-through freight, payments are collected at the originating stations, and allocated portions for the use of our rail line are remitted to us through the national settlement process. We generally receive such funds within a month after service is provided.

         Freight customers in the Guangzhou-Shenzhen area deal directly with us or use shipping agents. In general, freight cars must be booked as part of the national ordering process. As a practical matter, we have been able to satisfy demand for outbound freight transport even on short notice.

COMPETITION

         We are the sole railroad on the Guangzhou-Shenzhen corridor and enjoy monopoly status; therefore, we do not face any direct competition from other railroads in our service territory. However, in areas where our rail line connects with lines of other railway companies, such as in the Guangzhou area, where our rail line connects with the Beijing-Guangzhou Line, and in the Dongguan area, where our rail line connects with the Guangzhou-Meizhou-Shantou

Line, we face some competition. We also face competition from providers of a variety of other means of transportation in both our passenger and freight transport businesses.

         With respect to passenger transport, bus services are conveniently available between Guangzhou and Hong Kong and between Guangzhou and Shenzhen. Bus fares are lower than the fares for our high-speed passenger train services. Furthermore, buses can offer added convenience to passengers by departing from or arriving at locations other than central terminals, such as hotels. However, train service generally offers greater comfort, better safety and more reliability. The increase in high-speed rail services has allowed us to compete more effectively with bus operators on speed, safety and frequency. There is also commercial air and sea hovercraft passenger transport services operating between Guangzhou and Hong Kong.

         With respect to freight transport, we believe that we face competition in our principal market, namely, long-distance freight transport. However, due to the PRC government's prohibition on overloading trucks and the increase in the price of gas, we believe that long-distance freight transportation encounters only limited competition from truck transportation. Most long-distance freight in China is still shipped by rail. Although waterway transport is competitive to rail on the basis of price, the multiple handling involved in water transport tends to produce greater loss of or damage to goods. Long-distance trucking is limited by road conditions and the shortage of heavy-duty trucks in China. Moreover, goods shipped by truck are usually more susceptible to loss or damage. However, because the road network between the Pearl River Delta and neighboring provinces has recently been substantially upgraded, medium- and short-distance freight transportation by trucks poses a significant competitive threat to our freight transport business.

EQUIPMENT, TRACKS AND MAINTENANCE

         As of the end of 2002, we owned 12 diesel high-speed locomotives, five high-speed electric locomotives, 18 shunting locomotives, one high-speed electric passenger train, 84 semi-high-speed passenger coaches, 41 regular-speed passenger coaches and 112 long-distance express passenger train coaches.

         The freight cars we use are all leased from the Ministry of Railways, to which we pay uniform rental fees and depreciation fees based on the national standards set by the Ministry of Railways. The amounts of such usage fees and depreciation charges we paid to the Ministry of Railways in 2001 and 2002 were approximately RMB52.3 million and RMB57.3 million, respectively.

         In October 1999, we entered into a five-year lease to lease eight "Blue Arrow" high-speed electric train-sets from Guangzhou Zhongche Railway Rolling Stock Sales and Service Company Limited, or Guangzhou Zhongche, to facilitate the development of our "As-frequent-as-buses" Train Project. We paid the lessor RMB39 million in 2001 and RMB104 million in 2002 under the lease. In 2002, we purchased 12 express passenger coaches for the Shenzhen-Yueyang and Shenzhen-Beijing long-distance routes.

         Our repair and maintenance facility, located near our Guangzhou East Station, and our Shipai passenger vehicle maintenance facility near Pinghu Nan, near Shenzhen, services the high-speed passenger coaches and locomotives we own or lease. This facility currently performs general maintenance and routine repairs on our equipment. Major repairs and overhauls are performed by manufacturers or qualified railway administrations or plants.

         Our track is of a type and quality suitable and satisfactory for our operations. Most of the rails and ties on our main line have been installed within the last six years, and generally have a useful life of approximately 45 years. In 1997, we completed a track improvement project in which we replaced a portion of the rails on our high-speed tracks with longer rails to provide greater stability, allow for smoother and more comfortable travel and reduce friction damage on both rail and wheels. In 2000, we increased the attainable speeds on our two high-speed tracks, which enabled the "Blue Arrow" high-speed electric trains to travel at speeds of up to 210 kilometers per hour. In 2001, we replaced 21 sets of wooden movable center switches and improved the operation quality of the relevant rail tracks. In 2002, we replaced 19 sections of wooden moveable center switches to improve safety and stability.

SUPPLIERS AND SERVICE PROVIDERS

         All manufacturers of locomotives, rolling stock and major railway supplies and equipment in China are owned directly or indirectly by the Ministry of Railways. We purchase our high-speed coaches and locomotives, as well as most other railway equipment, directly from suppliers in China. We may also purchase such equipment from foreign vendors or other domestic suppliers. We are not materially dependent upon any overseas suppliers.

         We lease from our Parent Company regular-speed locomotives and rolling stock that are used in our transportation operations. Our Parent Company also services these locomotives and rolling stock according to contracts which stipulate fees based on a cost plus profit formula. The profit portion is fixed for a 10-year term of the relevant contract at 8%. The cost includes all actual costs related to providing and servicing the locomotives and rolling stock. Because such costs are affected by inflation, we are subject to inflationary risks in connection with our payment obligations under these contracts. The Parent Company and some of its subsidiaries, such as Yangcheng Railway Company, Guangmeishan Railway Company, and Guangzhou Railway (Group) Passenger Transportation Company, have similar agreements with us to provide services and assistance with respect to our railroad operations. In addition, GEDC provides medical and health care services, public security, education and housing for our employees and their families under a contract and in exchange for fee payments. In 2002, the total amount of these payments we made accounted for 6.9% of our railroad business operating costs for the year.

         Under the Listing Rules of the Stock Exchange of Hong Kong, transactions between us and connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Stock Exchange of Hong Kong. According to certain waivers granted by the Stock Exchange of Hong Kong in connection with our original listing of H shares in May 1996, our independent non-executive directors review and certify annually that these contracts are entered into on normal commercial terms that are fair and reasonable for us. The above transactions are exempted from the strict compliance of the requirements under the Listing Rules in relation to connected transactions, subject to certain conditions as stated in the waiver letter issued by the

Stock Exchange of Hong Kong.

         The electricity we use, including electricity used for the electrification of our line, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau at regular rates applicable to all commercial electricity users. In 2001 and 2002, we paid approximately RMB40.3 million and RMB57.2 million, respectively, in electricity charges.

REGULATORY OVERVIEW

         As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations. We are also subject to industry regulation by the Ministry of Railways within the overall framework of the PRC national railway system.

NATIONAL RAILWAY SYSTEM

         Railroads in the PRC fall largely into two categories: national railroads and local railroads. The national railway system comprises over 70% of all rail lines, including all trunk lines. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. The national railway system operates as a nationwide integrated system under the supervision and management of the Ministry of Railways. Although local railroads are generally administered by local governments, the Ministry of Railways provides local railroads with guidance, coordination, supervision and assistance with respect to industry matters. The Ministry of Railways' responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system.

         Currently, the Ministry of Railways divides the national railway system into 14 regions, each overseen and operated by a separate railway administration ("group companies"). Twelve of these 14 administrations are further subdivided on a geographical basis into 46 railway sub-administrations ("general companies"). General companies are responsible for the coordination and supervision of operations carried out by stations and other operational units. Each of the group companies is responsible for coordinating and supervising the activities of its subsidiary general companies.

TRANSPORT OPERATIONS

         The transport operations of the PRC national railway system are organized under the centralized control and management of the Ministry of Railways. In order to promote efficient utilization of the railroad network nationwide, the Ministry of Railways directly manages and coordinates traffic flow on national trunk lines and through any bottlenecks in the system. Each railway sub-administration is required to submit to its governing railway administration, on a monthly basis, information regarding its requirements for freight cars and the number of its trains that will pass through particular bottlenecks in the coming month. The railway administration then consolidates and coordinates this information and submits it to the Ministry of Railways, also on a monthly basis. Based on route capacity, available equipment and national priorities, the Ministry of Railways allocates to the 14 railway administrations authority to make routings on trunk lines and through bottlenecks, allocates numbers and types of freight cars to the administrations and specifies requirements to dispatch empty freight cars to designated locations in order to facilitate freight car circulation within the national railway system. Within the allocations set by the Ministry of Railways, each railway administration manages and coordinates traffic within its own jurisdiction.

         Historically, our passenger and freight operations that involved long-distance routing through national bottlenecks, such as the routing of freight trains to Shanghai, were conducted, in general, pursuant to quota allocations from our Parent Company based on the quota allocations our Parent Company received from the Ministry of Railways. Our passenger and freight operations solely within the geographical territory of our Parent Company were subject to overall planning and scheduling at our Parent Company level.

         Since March 1996, the Ministry of Railways and our Parent Company have accorded us substantially greater latitude in our transport operations. The Parent Company has granted us sufficient autonomy over passenger services on our own line, including autonomy over scheduling, frequency and train car mix. Taking advantage of this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet consumer demand. As of December 31, 2002, the total number of intercity express trains running between Guangzhou and Shenzhen increased from 52 pairs to 54 pairs daily. At the same time, the total number of regular speed passenger trains was reduced from six pairs in 2001 to four pairs in 2002. Now we have 34 pairs of long-distance trains and 7 pairs of Hong Kong through trains.

         Where our service runs beyond our own line, clearance by and coordination with our Parent Company is necessary. To the extent that we operate long-distance services beyond our Parent Company's jurisdiction, they are subject to coordination and clearance by the Ministry of Railways. In addition, in order to enable our Parent Company and the Ministry of Railways to allocate freight cars and control traffic going through bottlenecks, we are required to provide our Parent Company with prior written notice, on a monthly basis, of the number and types of freight cars we will require, as well as the number of our freight trains that will go through particular bottlenecks. Furthermore, we must still carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the Ministry of Railways or our Parent Company. Revenues from military and diplomatic transport generally account for less than 1% of our total transportation revenues. Emergency aid transport is required only during periods of rare natural disasters declared by the PRC government, and is provided free of charge.

PRICING

         The State Council, by taking into account national policy considerations, prescribes from time to time certain baseline pricing standards for the entire national railway system with respect to freight and passenger transportation. Because railroad transportation is basic to the national economy and people's daily life, the national pricing standards have historically been set below market levels. The Ministry of Railways has authority over setting transportation-related fees and charges. Since 1984, we have been granted by the Ministry of Railways and the State Council the special authorization to charge passenger fares and freight tariffs that have, in most instances, exceeded these national standards by 50%. On April 1, 1996, the State Council granted us additional flexibility over pricing.

         In 2002, with approval from our Parent Company or the Ministry of Railways, as applicable, we made various adjustments to our passenger and freight transportation pricing formula, including:

         1. slight upward adjustments to our passenger ticket prices for passengers traveling on our long-distance trains during the Spring Festival holiday in 2002;

         2.   continuing to offer price discounts to our freight customers; and

         3. increasing passenger ticket prices by RMB5 for our Guangzhou-Shenzhen high-speed trains during all major PRC holidays in 2002.

         Passenger Transportation. We set prices for Hong Kong through trains in consultation with the KCR, independently of PRC national pricing standards. For domestic passenger trains, until March 1996, we were permitted to charge fares up to 50% above the national standard. Since April 1996, we have been given complete autonomy in setting high-speed train fares, and have the authority to set and adjust regular-speed train fares within a range not to exceed an additional 50% above our previous levels (i.e., up to 125% above the national pricing standard).

         Since 1998, we have made a number of minor upward adjustments to our passenger train fares to reflect our increased cost of operations and the overall increase in our service quality. Depending on the types of seats, the range of price adjustments varied. In 2001 and 2002, we raised our passenger fares slightly on certain routes during peak seasons.

         Freight Transportation. Freight transportation prices are set based on the type of commodity, its weight and the distance shipped. Generally, higher value products carry higher transport tariffs. Prices for freight shipments on a renminbi per ton-kilometer basis normally decreases with the increase in the distance shipped, reflecting both the economy of freight transport and the PRC government's policy of encouraging the use of railroads for long-distance freight shipments.

         Under the current freight transport tariff regime, all cargo passing on the Guangzhou-Shenzhen railroad is charged tariffs at national railroad levels. During 2002, as a way of attracting new freight sources we offered price discounts for such freight as beverage, steel, grains, coal, gypsum, containers, and for coal that is transported along our lines that are directly connected to mines and factories. These discounts were instrumental in increasing our volume of freight in 2002, as well as in enhancing our competitiveness against other means of transportation.

ENVIRONMENTAL PROTECTION

         We believe that we have been in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have six wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use. We pay regular fees to local authorities for the discharge of waste substances. In 2002, our environmental protection-related expenses were approximately RMB630,000.

INSURANCE

         We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Pursuant to applicable PRC regulations and the practice of national railway companies, we are liable for (i) personal injury to or death our passengers in the case of accidents for up to RMB20,000 per passenger and (ii) personal injury to or death of passengers for fault for up to RMB60,000 per passenger (including RMB20,000 for accidents and RMB40,000 for liability). With respect to loss of or damage to baggage, parcels and freight, our customers may elect to purchase insurance administered by the Ministry of Railways for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB30 for each 10 kilograms of damaged baggage and/or parcels. Similarly, freight transport customers who elect not to purchase insurance may recover up to RMB100 for each ton of damaged freight or up to RMB2,000 for each ton of damaged freight if insured by unit and by weight.

         Consistent with the customary practice among railroad operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for its automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a consequence, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will rely on our own resources to cover losses and damages.

         Based on current Ministry of Railways regulations and in view of our past experience, we believe that our liability exposure for personal injury and property loss under PRC law and regulations is relatively insignificant. In 2001 and 2002, we paid RMB879,381 and RMB1,009,061, respectively, in connection with personal injuries to or deaths of non-passengers. We have never been subject to liability for injury or death of a passenger. However, no assurance can be given that such regulations or the interpretation thereof will not change, that the number of claims will not increase or that our exposure to personal injury or freight damage claims will not increase significantly in the future. In addition, for personal injuries, deaths or property damage related to our through train service that occur in Hong Kong, Hong Kong laws may apply, in which case recovery ceilings under PRC regulations will not apply and we may be subject to significantly higher damage awards.

                            ORGANIZATIONAL STRUCTURE

         We are organized as a joint stock limited company under PRC law in March 1996. Our Parent Company, a state-owned enterprise under the administration of the Ministry of Railways, owns 67% of our common shares. The remaining 33% is owned by public shareholders.

                         PROPERTY, PLANTS AND EQUIPMENT

         We occupy a total area of approximately 11.2 million square meters.

         We own all of the buildings and facilities on our premises in Guangdong Province. We have freely transferable land use rights for terms ranging from
36.5 to 50 years, terminating between 2031 and 2045, in respect of the land upon which our buildings, facilities and rail line are located. Pursuant to relevant PRC regulations currently in effect, these land use rights are renewable at the end of their terms upon execution of relevant documentation and payment of applicable fees.

         Railroad operators typically require substantial land use rights for track, freight and maintenance yards, stations and related facilities. The availability of convenient rail transportation generally enhances the value of land along a rail line. We have not engaged and do not have any current plans to engage in commercial development of any of our land use rights for use other than in connection with our existing businesses. We do not at present intend to contribute capital to engage in any land development projects in the future. However, we may contribute land use rights not otherwise being fully utilized by us for equity stakes in these projects if we believe these opportunities are economically viable. Any development projects will require approval from PRC government authorities responsible for regulating land development.

         We have 26 train stations, of which the Guangzhou East Station is the largest, occupying an area of 402,400 square meters.

         For information about our equipment, see "Item 4. Information on the Company--Business Overview--Equipment and Track Maintenance."

         In 2000, we used RMB504.3 million to fund (i) improvements to our high-speed tracks and related facilities, (ii) the ancillary facilities for the electrification project, and (iii) the purchase of "Xin Shi Su" high-speed electric train and high-speed locomotives and continuing to construct our maintenance base for locomotives and coaches. Our 2000 capital expenditure program was financed by cash flows from operations and the remainder of the proceeds from our initial offering of H shares.

         In 2001, we invested RMB548.8 million in capital expenditures, mainly for infrastructure projects such as speed enhancing projects, the construction of ancillary projects relating to our "As-frequent-as-buses" Train Project, adding 98 new coaches by way of acquisition and exchange of used coaches, the construction and rebuilding of our Guangzhou East Station, Shenzhen West Station and their ancillary facilities, and the construction of the immigration and customs inspection building at our Dongguan Station and crossing stations at Huangcun, Tangmei, Nanshe and Lincun. Our 2001 capital expenditure program was financed by cash flows from operations.

         In 2002, our original annual capital expenditures plan set out at the beginning of the year was RMB961 million, but our actual capital expenditures were only RMB422.4 million, representing 43.95% of our original capital expenditures plan. The reduction in capital expenditures was due to a delay in our construction projects that were budgeted for 2002. Of the

422.4 million spent in 2002, RMB315 million was spent on capital construction projects and RMB107 million was used for other purchases of equipment and machinery. Our capital expenditures in 2002 consisted principally of the following projects:

         o acquiring the land for the construction of the technical support and maintenance depot in northern Shenzhen (RMB81.3 million, of which RMB80 million was paid to the Shenzhen Municipal Planning and Land Bureau for acquiring the land and relocating residents);

         o replacing 19 sections of wooden moveable center switches to improve the safety and stability of our passenger trains (RMB13.5 million);

         o constructing the last portion of the electrification project of the Guangzhou-Shenzhen third line (RMB69.3 million);

         o constructing the Western Ticket Hall at our Shenzhen Station and other related projects (RMB28.8 million);

         o constructing the immigration and customs inspection building at our Dongguan Station and other related projects (RMB18.1 million);

         o completing the construction of the Ninth National Games Stadium Station and the crossing stations at Tangmei, Nanshe and Lincun Villages (RMB31.9 million);

         o expanding and implementing technological improvements at our Guangzhou East Station (RMB52.8 million);

         o     purchasing twelve "25k" coaches (RMB 31.5 million);

         o paying the down-payment for four diesel locomotives (RMB10.2 million); and

         o     other remodeling projects (RMB 85 million).

         Our total budget for capital expenditures in 2003 is approximately RMB769 million. In addition to the projects that were budgeted before 2002 but are expected to be completed in 2003, we plan to invest RMB490.9 million in several projects in 2003 to prepare for the future growth in passenger and freight transportation, to further improve our transportation facilities, and generally to enhance our competitiveness, including principally:

         1. the planned expansion of the Guangzhou-Shenzhen Line (construction of the fourth track), with a budgeted investment of RMB10 million (this project did not commence in 2002 due to a delay in obtaining the appropriate government approvals; we hope to obtain the necessary approvals this year and, if so, we plan to secure a portion of the funds to commence this project and will increase our original budgeted investment);

         2. the construction of a technical support and maintenance depot in northern Shenzhen for a budgeted investment of RMB50 million, which was scheduled to commence in 2002, but did not commence due to a delay in acquiring the land and a delay in relocating affected residents;

         3. the construction of a track from Pinghu to Shenzhen for passenger trains, with a budgeted investment of RMB10 million;

         4. the renovation of the northern square and platforms of the Guangzhou East Station, with a budgeted investment of RMB50 million;

         5. the purchase of additional locomotives and trains, with a budget of RMB219.2 million;

         6. the construction of an elevated parking lot in the south and a walkway in the west of Shenzhen Station, with a budget of RMB10 million;

         7. the construction of a pedestrian square connecting the Shenzhen Station and the Luohu Subway Station, with a budgeted investment of RMB10 million; and

         8.    other renovations and construction projects.

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         This discussion and analysis should be read in conjunction with our audited consolidated financial statements contained elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain material respects from United States Generally Accepted Accounting Principles. For a discussion of the differences that affect Guangshen Railway, see note 30 to our audited consolidated financial statements. References to Guangshen Railway in this discussion shall mean Guangshen Railway and its consolidated subsidiaries.

                                    OVERVIEW

         Our principal businesses are railroad passenger and freight transportation between Guangzhou and Shenzhen and certain long-distance passenger transportation services. We also operate the Hong Kong through trains under a cooperative arrangement with the KCR in Hong Kong. Our key strategic focus in recent years has been to develop and improve high-speed passenger train service in the Guangzhou-Shenzhen corridor. In addition to our core railroad transportation business, we also engage in other businesses that are complimentary with our overall business strategy, including on-board and station sales, station dining services, as well as advertising and tourism.

         Railroad business revenues accounted for 90.2%, 92.5% and 93.8% of our total revenues in 2000, 2001 and 2002, respectively. The following table sets forth as a percentage of railroad business revenues the principal operating expenses associated with our railroad businesses for 2000, 2001 and 2002:

                                                                          YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------
                                                                     2000           2001           2002
                                                                     ----           ----           ----
Railroad businesses revenues (RMB millions)................         1,787           1,993         2,361
Labor and benefits.........................................            15%             16%           16%
Equipment leases and services..............................            15%             13%           18%
Materials and supplies.....................................             7%              7%            8%
Repair costs, excluding materials and supplies.............             5%              5%            4%
Depreciation (and amortization of leasehold land payments).            18%             17%           16%
General and administrative expenses........................             7%              8%            5%
Fee for social services....................................             3%              3%            2%
Others.....................................................             3%              4%            4%
Operating ratio(1).........................................            73%             73%           73%
Railroad businesses operating margin.......................            27%             27%           27%

-------------
(1) Total railroad operating expenses as a percentage of railroad businesses revenues.

                              RESULTS OF OPERATIONS

REVENUES

         In 2002, our total revenues were RMB2,517.5 million, representing an increase of 16.9% from RMB2,153.6 million in 2001. Revenues from passenger transportation service, freight transportation service and other businesses accounted for 73.4%, 20.4% and 6.2% of our 2002 total revenues respectively. Revenues from passenger transportation service and freight transportation service accounted for 78.2% and 21.8% of our 2002 revenues from railway businesses, respectively.

         Passenger transportation service. In 2002, passenger transportation service continued to be the growth engine of our revenues. The sharp increase in revenues from passenger transportation was due primarily to the full-year operation of our Shenzhen-Yueyang and Shenzhen-Beijing long-distance passenger trains (as compared to 2001, when these trains operated for less than half the year) and the completion of our "As-frequent-as-buses" Train Project between Guangzhou and Shenzhen in 2002. Before October 2001, we operated 31 pairs of high-speed trains and 15 pairs of regular-speed trains between Guangzhou and Shenzhen daily, with high-speed trains accounting for 67% of the total. Since January 2002, we have been operating 54 pairs of high-speed trains and 4 pairs of regular-speed trains, with high-speed trains accounting for more than 93% of the total. The per passenger ticket price of long-distance trains is two to four times the price of the Guangzhou-Shenzhen high-speed trains, and the ticket price of the Guangzhou-Shenzhen high-speed trains is double the price of regular-speed trains. As a result of the increase in the number of high-speed trains and long-distance trains operating in 2002 compared to 2001, our revenue per passenger increased by 26.4% from RMB36.7 in 2001 to RMB46.4 in 2002.

         In 2002, we operated an average of 99 pairs of passenger trains per day on the Guangzhou-Shenzhen route, of which seven pairs were the Hong Kong through trains between Guangzhou and Kowloon, 54 pairs were high-speed trains between Guangzhou and Shenzhen, four pairs were regular-speed trains between Guangzhou and Shenzhen and 34 pairs were long-distance trains. The total number of passengers increased by 2.4% from approximately 38.8 million in 2001 to approximately 39.8 million in 2002.

         The following table sets forth the revenues from passenger transportation and the number of passengers for the three years ended December 31, 2000, 2001 and 2002:

                                                               YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------      CHANGE FROM
                                                          2000            2001           2002           2001
                                                          ----            ----           ----           ----
Revenue from passenger
    transportation (RMB thousands)............         1,237,289       1,426,010      1,846,599         29.5%
Total passengers (thousands)..................            34,947          38,842         39,776          2.4%
Revenue per passenger (RMB)...................             35.40           36.71          46.42         26.4%
Total passenger-kilometers (millions).........          3,051.70        3,257.90       3,453.20          6.0%
Revenue per passenger-kilometer (RMB).........              0.41            0.44           0.53         20.5%


         Freight transportation. In 2002, our freight transportation revenues declined 9.4% from that of 2001. The decline was primarily due to the intense competition from other modes of transportation. Total freight tonnage was approximately 27.6 million tons, representing a 4.9% decrease from approximately
29.0 million tons in 2001.

         o Outbound freight revenue increased by 2.4% from RMB92.1 million in 2001 to RMB94.26 million in 2002. The increase in outbound freight transportation revenue was mainly due to higher transportation volume generated by freight price discounts. These decreased prices helped us to maintain our existing customers and attract some new freight customers. Furthermore, we enhanced our relationships with ports, mines and factories, and strengthened our efforts in directing certain freight from ocean shipments to our railway, which also contributed to the increase in transportation volume. Outbound freight tonnage increased by 7.2% from approximately 6.8 million tons in 2001 to approximately 7.3 million tons in 2002.

         o Inbound and pass-through freight revenue decreased by 8.5% from RMB271.2 million in 2001 to RMB248.1 million in 2002. The decline was mainly caused by the construction of the second track on the Beijing-Jiujiang line and the national railway re-routing that decreased the volume of inbound and pass-through freight transportation. Furthermore, there was a decline in the amount of goods being shipped to Shenzhen from other parts of China due to an increase of imported goods from overseas. In 2002, our inbound and pass-through freight transportation volume was approximately
               20.3 million tons, representing a decline of 8.6% from approximately 22.2 million tons in 2001.

         o Revenue from storage, loading, unloading and other miscellaneous items of freight services decreased by 15.8% from RMB204.0 million in 2001 to RMB171.7 million in 2002. The decrease was mainly due to the drop in freight tonnage, the implementation of freight price discounts and the reduction of storage and loading charges.

         The following table sets forth the revenues from freight transportation and the volumes of commodities shipped for the three years ended December 31, 2000, 2001 and 2002:

                                                                 YEAR ENDED DECEMBER 31,
                                                           -----------------------------------    CHANGE FROM
                                                           2000            2001           2002        2001
                                                           ----            ----           ----        ----
Revenue from freight transportation
      (RMB thousands).........................           549,694         567,276        514,036      (9.4%)
Total freight tons (thousands of tons)........            28,733          29,012         27,583      (4.9%)
Revenue per ton (RMB).........................             19.13           19.55          18.64      (4.7%)
Total ton-kilometers (millions)...............           2,071.6         2,082.5        1,926.0      (7.5%)
Revenue per ton-kilometer (RMB)...............              0.27            0.27           0.27          -


         Other Businesses. Revenues from our other businesses decreased by 2.1% from RMB160.3 million in 2001 to RMB156.9 million in 2002. The decline was due primarily to increased train frequency and higher train speeds that reduced passengers' consumption of food and beverages both on-board and in railway stations. In addition, the subway construction outside Shenzhen Station also affected the number of customers dining at our station restaurants.

         The table below sets forth a breakdown of the revenues from different categories of our other businesses for the three years ended December 31, 2000, 2001 and 2002:

                                                                            YEAR  ENDED DECEMBER 31,
                                                                --------- ------------------- ------------------
                                                                  2000               2001               2002
                                                                  ----               ----               ----
                                                                                (RMB THOUSANDS)
On-board and station sales................................        58,030            51,627              40,977
Station services..........................................        65,934            41,287              43,913
Tourism, advertising and others...........................        69,451            67,392              72,003
                                                                 -------           -------             -------
     Total................................................       193,415           160,306             156,893
                                                                 =======           =======             =======

         Operating Expenses. In 2002, our total operating expenses were RMB1,895.0 million, representing an increase of 18.5% from RMB1,599.5 million in 2001. This was due mainly to an increase in railway operating expenses.

         Railway Operating Expenses. Our total railway operating expenses increased by 18.8% from RMB1,460.6 million in 2001 to RMB1,735.3 million in 2002. Details are as follows:

         o Labor and benefits. In 2002, labor and benefits expenses amounted to RMB373.8 million, representing an increase of 16.6% from RMB320.6 million in 2001. The rise in labor and benefits expenses was mainly due to the increase in the number of employees resulting from the operation of two additional long-distance trains and the more frequent train service along the Guangzhou-Shenzhen route, as well as an increase in the average salaries of our employees. The number of our employees increased to 9,258 as of December 31, 2002 from 9,132 as of December 31, 2001. Moreover, our efforts to link compensation with our employees' performance also increased the overall salary and welfare expenses in 2002.

         o Materials and supplies. Materials and supplies consisted of fuel, water and electricity. In 2002, our materials and supplies expenses amounted to RMB192.1 million, representing an increase of 32.8% from RMB144.7 million in 2001. The higher expenses were mainly caused by the increase in materials consumption resulting from the full year operation of the eight newly operated "Blue Arrow" electric trains that were part of our "As-frequent-as-buses" Train Project that we leased in the second half of 2001 and the two additional long-distance passenger trains that operated throughout 2002. The higher frequency of train service on the Guangzhou-Shenzhen route, the increased number of pairs of electric trains and the shift to electricity power on some freight trains also added to the materials and supplies expenses.

         o Depreciation. In 2002, depreciation expenses of fixed assets were RMB335.5 million, representing a 2.0% decrease from RMB342.5 million in 2001. The decrease in depreciation expenses was mainly due to our contribution of RMB120.6 million of telecommunication assets and certain related construction-in-progress to China Railcom. The depreciation associated with these assets of approximately RMB11.1 million was no longer reflected in our audited consolidated financial statements, thus reducing our depreciation expenses in 2002.

         o Repair expenses. In 2002, repair expenses amounted to RMB102.4 million, representing an 8.3% increase from RMB94.6 million in 2001. The increase was mainly due to the full year operation of two new long-distance trains that commenced operation in the second half of 2001 and the full year operation of the "As-frequent-as-buses" Train Project on the Guangzhou-Shenzhen route. In addition, efforts to improve both passenger and freight transportation facilities along the Guangzhou-Shenzhen route also increased repair expenses.

         o Equipment leases and services. In 2002, expenses on equipment leases and services amounted to RMB433.9 million, representing a 65.4% increase from RMB262.3 million in 2001. The substantial increase of such expenses in 2002 was mainly due to the full year operation of two new long-distance trains (Shenzhen-Yueyang and Shenzhen-Beijing) which significantly increased the expenditures paid to other railway companies for railway line usage and train hauling expenses. Furthermore, the full year operation of the eight high-speed electric trains leased from Guangzhou Zhong Che Rolling Stock Sales and Leasing Company also increased leasing expenses significantly.

         o Fees for social services. Fees for social services are paid for services provided to our employees, including health care and education and for services relating to passenger safety and security. In 2002, fees for social services were RMB57.39 million, representing an increase of 0.4% from RMB57.16 million in 2001. The increase was due primarily to the fees paid for passenger safety and security on our two new long-distance passenger trains.

         o General and administrative expenses. General and administrative expenses in 2002 were RMB123.8 million, representing a decrease of 17.6% from RMB150.2 million in 2001. The decrease was due primarily to the significant drop in the provision for bad debts in 2002, and to the decrease in losses from bad debts from RMB29.6 million in 2001 to RMB4.6 million in 2002. In 2002, we improved our receivables collection by managing and clearing outstanding accounts receivable. As a result, our accounts receivable dropped significantly.

         o Other expenses. In 2002, other expenses amounted to RMB101.3 million, representing an increase of 38.2% from RMB73.2 million in 2001. The increase in other expenses was due to the addition of two long-distance trains and the full year operation of the "As-frequent-as-buses" Train Project on the Guangzhou-Shenzhen route, which increased various direct costs. Since we contributed our telecommunication assets into China Railcom, we started to pay for telecommunication services provided by China Railcom, which increased our expenses for telecommunication services.

PROFIT FROM OPERATIONS

         Our profit from operations increased by 12.3% from RMB554.1 million in 2001 to RMB622.5 million in 2002, principally driven by the increase in operating profit from railroad businesses from RMB532.7 million in 2001 to RMB625.3 million in 2002, which was offset slightly by a decrease in operating profit of our other businesses from RMB21.5 million in 2001 to an operating loss of RMB2.8 million in 2002.

TAXATION

         As we are registered and established in the Shenzhen Special Economic Zone, our railroad businesses are subject to income tax at a rate of 15%. According to relevant tax regulations, our other businesses and our subsidiaries are subject to income tax at the rate of either 15% or 33%, depending on the location of incorporation. Taxes payable by us and our subsidiaries were RMB104.4 million in 2002, implying an actual tax rate of 15.7%. Income tax expense of RMB104.4 million in 2002 increased by RMB5.0 million over RMB99.4 million in 2001, which was due to the growth of profits before tax.

NET PROFIT

         Our consolidated net profit increased from RMB533.5 million in 2001 to RMB557.1 million in 2002, representing an increase of 4.4%.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

REVENUES

         Our total revenues increased by 8.7% from RMB1,980.4 million in 2000 to RMB2,153.6 million in 2001 as a result of the increase in revenues from both passenger and freight transportation, which was slightly offset by the decrease in revenues from our other businesses. Revenues from passenger and freight transportation operations accounted for approximately 71.5% and 28.5%, respectively, of the total revenues generated by the railroad business, representing approximately 66.2% and 26.3%, respectively, of our total revenues in 2001.

         Passenger Transportation. Passenger transportation is our largest business segment and it experienced significant growth in 2001. The revenues from the passenger transportation business were RMB1,426.0 million in 2001, representing an increase of 15.3% from RMB1,237.3 million in 2000. The increase in the revenues from passenger transportation was mainly due to the increase in the number of passengers from approximately 34.947 million in 2000 to approximately 38.842 million in 2001 and an increase in revenue per passenger from RMB35.40 in 2000 to RMB36.71 in 2001.

         Freight Transportation. Revenues from our freight transportation business in 2001 were RMB567.3 million, representing an increase of 3.2% from RMB549.7 million in 2000. The total tonnage of freight increased from approximately 28.7 million tons in 2000 to approximately 29.0 million tons in 2001, and the increase of revenue per ton also increased from RMB19.1 in 2000 to RMB19.6 in 2001. This growth in freight transportation business in 2001 was mainly due to continued domestic economic growth. As a result of our flexible pricing policy and enhancement of marketing strategies, the freight volume and revenues from freight transportation both increased despite increasingly keen competition from other means of transportation.

         Other Businesses. The revenues from our other businesses decreased by 17.1% from RMB193.4 million in 2000 to RMB160.3 million in 2001. The revenues from other businesses accounted for 7.5% of the total revenues in 2001. The increased frequency and speed of our passenger trains have reduced waiting time and travel time, leading to a decrease in revenues from our other businesses as consumption of food and beverages and other goods both in stations and aboard trains was reduced.

OPERATING EXPENSES

         Our total operating expenses were RMB1,599.5 million, representing an increase of approximately 9.5% from RMB1,461.0 million in 2000, due mainly to the increase in railroad operating expenses. The operating expenses of our railroad businesses in 2001 accounted for 91.3% of our total operating expenses for the year.

         Railroad operating expenses. Our total railroad operating expenses increased by 12.6% from RMB1,297.5 million in 2000 to RMB1,460.6 million in 2001. Our total railroad operating expenses as a percentage of total railroad operating revenues increased slightly from 72.6% in 2000 to 73.3% in 2001. The increase in the railroad operating expenses was due primarily to the increase in depreciation expenses, labor and welfare expenses, materials and supplies expenses, and general and administrative expenses. Details are as follows:

         o Depreciation. Our railroad related depreciation expenses increased by 12.2% from RMB305.3 million in 2000 to RMB342.5 million in 2001. It was attributable mainly to the further upgrading and expansion of our railroad networks as well as to the increase in corresponding capital expenditures.

         o Labor and benefits. Due to the increase in frequency of trains and the launching of newly operated routes in 2001, there was an increase in workload and the number of employees. This resulted in an increase of labor and related welfare expenses by 23.0% from RMB260.7 million in 2000 to RMB320.6 million in 2001. In addition, we raised the remuneration packages offered to our employees to ensure that they were competitive. We also implemented a pay policy of linking performance to rewards under the existing pay and remuneration system.

         o Materials and supplies. The materials and supplies expenses consisted mainly of fuel, water and electricity expenditures. Materials and supplies expenses increased by 19.3% from RMB121.3 million in 2000 to RMB144.7 million in 2001. The increase was due primarily to an increase in fuel and electricity consumption resulting from the operation of two new long-distance trains in 2001 and the increase in frequency of our high-speed electric passenger trains.

         o General and administrative expenses. The general and administrative expenses increased by 13.9% from RMB131.9 million in 2000 to RMB150.2 million in 2001 principally because of increases in provisions. Provision for bad debts increased from RMB17.0 million in 2000 to RMB29.6 million in 2001 due primarily to a one-time provision for rental and utility expenses overdue from a third party and, to a lesser extent, certain other provisions including those for overdue accounts receivables from freight transportation customers.

PROFIT FROM OPERATIONS

         Our profit from operations increased by 6.7% from RMB519.4 million in 2000 to RMB554.1 million in 2001, principally driven by the increase in operating profit from railroad businesses from RMB489.5 million in 2000 to RMB532.7 million in 2001, which was offset slightly by a decrease in operating profit of our other businesses from RMB29.9 million in 2000 to RMB21.5 million in 2001.

TAXATION

         Being registered and established in the Shenzhen Special Economic Zone, we are subject to corporate income tax at a rate of 15%. We and our subsidiaries had income tax expenses of RMB99.3 million in 2001 and RMB99.4 million in 2000, reflecting effective tax rates of 15.8% and 16.8%, respectively. The decrease of in income tax resulted from a recognition of additional deferred tax assets in 2001.

NET PROFIT

         Our consolidated net profit increased 8.4% from RMB492.1 million in 2000 to RMB533.5 million in 2001.

CRITICAL ACCOUNTING POLICIES

         Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set out on pages F-12 to F-18 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of our results and financial condition. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results, in particular, with respect to impairments discussed in the next paragraph.

IMPAIRMENTS

         If circumstances indicate that the net book value of an asset or investment may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognized in accordance with IFRS 36 "Impairment of Assets". We review the carrying amounts of long-lived assets periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. We test these assets for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the estimated recoverable amount. The amount of impairment loss is the difference between the carrying amount of the asset before the reduction and the estimated recoverable amount. The recoverable amount is the greater of the estimated net selling price and the value in use. It is difficult to precisely estimate selling prices because quoted market prices for our assets are often not readily available. In determining the value in use, we discount cash flows that we expect the asset to generate to their present value. Determining cash flows that we expect an asset to generate requires significant judgment relating to the expected level of sales volume, selling prices and the amount of operating costs.

                         LIQUIDITY AND CAPITAL RESOURCES

         Our principal source of capital has been cash flow from operations, and principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

         We generated approximately RMB1,157.2 million of net cash flow from operating activities in 2002. Substantially all of our railroad business revenues were received in cash, with accounts receivable arising primarily from long-distance passenger and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that the we collect on behalf of other railroad companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenues generated from other businesses were received in cash. There were also accounts payable associated with purchase of materials and supplies in other businesses. Our provision for bad debt decreased from RMB29.6 million in 2001 to RMB4.6 million in 2002, due primarily to the better collection of overdue accounts receivable.

         In 2002, other than for operating expenses, our cash outflow was mainly related to the following:

         o capital expenditures of approximately RMB535.0 million, representing a decrease of 36.3% from RMB840.5 million in 2001; such expenditures were mainly used for the purchase of long-distance passenger coaches, the renovation and expansion of our facilities and the purchase of available-for-sale investments; and

         o     payment of dividends of approximately RMB356.5 million.

         Funds not needed for immediate use are kept in short and medium-term investments and bank deposits.

         We had temporary cash investments of approximately RMB567.3 million as of December 31, 2002 and cash and cash equivalents of RMB1,413.0 million. We have no contingent liabilities.

         We believe that we have sufficient funds to satisfy our current working capital requirements.

CASH FLOW

         Cash and cash equivalents in 2002 increased by approximately RMB1,047.5 million over 2001 primarily due to the maturity of RMB809.3 million of time deposits. The table below sets forth the major items in the consolidated cash flow statements for 2001 and 2002 and the percentage change from 2001 to 2002.


                                                     YEAR ENDED DECEMBER 31,
                                                   ---------------------------         CHANGE FROM
                                                    2001             2002                 2001
                                                    ----             ----                 ----
                                                        (RMB THOUSANDS)
Net cash generated from operating
     activities.............................         886,016        1,157,177              30.6%
Net cash (used)/from in investing activities        (430,425)         251,003               N/A
Net cash (used) in financing activities.....        (420,137)        (360,643)            (14.2)%
                                                    --------        ---------             -----
Net increase/(decrease) of cash and
     cash equivalents.......................          35,454        1,047,537                --
                                                    ========        =========


CASH FLOW FROM OPERATIONS AND WORKING CAPITAL

         Our net cash generated from operating activities in 2002 was approximately RMB1,157.2 million, representing an increase of RMB271.2 million from RMB886.0 million in 2000. The increase resulted primarily from an increase in cash flow generated from our passenger transportation business.

         Our working capital increased slightly from RMB1,610.6 million in 2001 to RMB1,631.4 million in 2002. The increase was due mainly to an increase in payables due to related parties of RMB99.5 million from RMB58.7 million in 2001 to RMB158.2 million in 2002, a decrease of prepayments and other current assets of RMB62.2 million from RMB322.3 million in 2001 to RMB260.1 million in 2002, and an increase in accrued expenses and other payables of RMB4.0 million from RMB454.0 million in 2001 to RMB458.0 million in 2002, which was offset slightly by a decrease in trade payables of RMB27.3 million from RMB69.0 million in 2001 to RMB41.7 million in 2002 and a decrease in trade receivables (before the provision for doubtful accounts) of RMB24.1 million from RMB91.5 million in 2001 to RMB67.4 million in 2002.

CASH FLOW FROM INVESTING ACTIVITIES

         The total cash from investing activities was approximately RMB251.0 million in 2002, representing an increase of RMB681.4 million from cash used in investing activities of RMB430.4 million in 2001. Cash from investing activities in 2002 mainly included a decrease in temporary cash investments and interest received. The increase was mainly due to the shortening of the term of re-investment upon maturity of a portion of our short-term investments, thus increasing cash and cash equivalents by approximately RMB703.2 million.

CASH FLOW FROM FINANCING ACTIVITIES

         Net cash used in financing activities in 2002 was approximately RMB360.6 million, representing a decrease of RMB59.5 million from RMB420.1 million in 2001. It consisted of a dividend payment of RMB356.5 million and distribution to minority shareholders of approximately RMB4.15 million.

CAPITAL COMMITMENTS

         The table below sets forth our capital commitments and operating lease commitments for the years ended December 31, 1998 to 2002.

                                                                                    AS AT DECEMBER 31
                                                                    ---------- --------- --------- --------- ---------
                                                                       1998      1999      2000      2001      2002
                                                                       ----      ----      ----      ----      ----
                                                                                     (RMB THOUSANDS)
Capital commitments............................................     1,050,000   196,625    55,340    15,640    10,158
Operating lease commitments....................................        32,000   556,710   546,750   399,375   399,375
 - not more than one year                                              22,040    14,460    91,125         -   108,000
 - more than one year but nor more than five years                      9,960   542,250   455,625   399,375   291,375


         In 2002, we had capital commitments of approximately RMB10.2 million for the purchase of four locomotives. We also had operating lease commitments of RMB399.4 million, of which RMB108.0 million were for operating lease commitments of less than a year and RMB291.4 million were for commitments over one year but less than five years.


         As of December 31, 2002, we had not used any of our assets as security or collateral for any loans or provided any guarantees.

CAPITAL EXPENDITURE PLAN FOR 2003

         Our capital expenditure plan for 2003 will focus on increasing our passenger and freight transportation capacity and enhancing our competitiveness. In 2003, we plan to invest a total of RMB490.9 million on the following projects:

         o the expansion of Guangzhou-Shenzhen Line (construction of the fourth track);

         o the construction of a technical support and maintenance depot for passenger trains in northern Shenzhen; and

         o the purchase of additional trains and other renovation and construction projects.

         For more information about these capital expenditure projects, see "Item 4. Information on the Company - Property, Plants and Equipment".

         Our capital expenditure needs for 2003 will be funded by internally generated funds from operations and other financings, as necessary.

                       DIFFERENCE BETWEEN IFRS AND US GAAP

         Our audited consolidated financial statements conform to IFRS, which differ in certain respects from those prepared under US GAAP. A major difference between IFRS and US GAAP, which has a significant effect on our consolidated net profit and consolidated net assets is set out below:

REVALUATION OF FIXED ASSETS

         As stated in Note 13 of our audited consolidated financial statements, we revalued our fixed assets on March 6, 1996. We recorded a revaluation surplus of fixed assets amounting to approximately RMB1.5 billion. The revaluation as of September 30, 2002 did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded for the year ended December 31, 2002.

         Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB48.4 million for the year ended December 31, 2002 (2001: approximately RMB48.4 million).

         Under US GAAP, fixed assets are required to be stated at their original cost. Hence, no additional depreciation from revaluation will be recognized under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223.8 million was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realized through additional depreciation for PRC tax purposes.

         Effects on our consolidated net profit of the significant differences between IFRS and US GAAP are summarized below:

                                                                      YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------
                                                      2000             2001             2002             2002
                                                  -------------    -------------    -------------    -------------
                                                      RMB              RMB              RMB             US$(1)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net profit under IFRS..........................        492,089          533,495          557,083           67,280
US GAAP adjustments:
    Reversal of additional depreciation charges
       arising from the revaluation surplus on
       fixed assets............................         48,422           48,422           48,422            5,848
    Effect of US GAAP adjustment on taxation...         (7,263)          (7,263)          (7,263)            (877)
                                                       -------          -------          -------           ------
Consolidated net profit under US GAAP..........        533,248          574,654          598,242           72,251
                                                       =======          =======          =======           ======
Earnings per share under US GAAP...............           0.12             0.13             0.14             0.02
                                                       =======          =======          =======           ======
Earnings per equivalent ADS under
    US GAAP....................................           6.15             6.63             6.90             0.83
                                                       =======          =======          =======           ======

---------------
(1) Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2002 of US$1.00 to RMB8.2800.

         Effects on consolidated net assets of significant differences between IFRS and US GAAP are summarized below:

                                                                              YEAR ENDED DECEMBER 31,
                                                                   -----------------------------------------------
                                                                        2001             2002             2002
                                                                   -------------    -------------    -------------
                                                                        RMB              RMB             US$(1)
                                                                                    (IN THOUSANDS)
Consolidated net assets under IFRS..........................         10,120,623       10,244,151        1,237,216
US GAAP adjustments:
    Reversal of the revaluation surplus on fixed assets.....         (1,492,185)      (1,492,185)        (180,216)
    Reversal of additional depreciation charges arising from
      the revaluation surplus on fixed assets...............            282,462          330,884           39,962
    Deferred tax assets created.............................            181,458          174,195           21,038
Consolidated net assets under US GAAP.......................          9,092,358        9,257,045        1,118,001
                                                                     ==========       ==========       ==========

---------------
(1) Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2002 of US$1.00 to RMB8.2800.

         There are no significant differences between IFRS and US GAAP that would affect the classification in the balance sheet and the income statement that would not also affect our net income or shareholders' equity.

                    RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

         The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, Accounting for Assets Retirement Obligations ("SFAS 143"), Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities ("SFAS 146"), FASB interpretation N. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirectly Guarantees of Indebtedness of Others ("FIN 45"), FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") and Emerging Issues Task Force ("EITF") Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" that addresses certain aspects of a vendor's accounting for multiple revenue-generating arrangements ("EITF Issue 00-21).

(a) SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. SFAS 143 is effective for fiscal years beginning after 31 December, 2002. We do not expect that the adoption of SFAS143 will have a material an impact on our audited consolidated financial statements.

(b) SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity (including Certain Costs Incurred in a Restructuring)". We adopted SFAS 146 on January 1, 2003 and do not expect the adoption of this standard to have a material impact on our audited consolidated financial statements.

(c) FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of disclosure requirements that are effective for the year ended December 31, 2002 did not have a material impact on our audited consolidated financial statements, or to the notes thereto.

(d) FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. The interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year for interim periods beginning after June 15, 2003 and to variable interests entities in which an enterprise holds a variable interest that it acquires before February 1, 2003. We do not expect that the adoption of FIN 46 will have a material impact on our audited consolidated financial statements.

              RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

         We do not generally conduct our own research and development with respect to major capital projects. In the past, in connection with the high-speed project and electrification, our Parent Company has contracted for the engineering and technical services of research and design institutes under the Ministry of Railways. Since our inception, our Parent Company has not borne any research and development expenses on our behalf.

         We conduct limited research and development in designing and implementing automation in ticket sales, including the development of related computer software.

         We do not anticipate a significant need for research and development services in the foreseeable future, and do not expect to require any such services in connection with our other businesses. To the extent that these services are needed, we expect to contract outside service providers to satisfy this need. In connection with major engineering and construction projects, as well as major equipment acquisitions, we intend to conduct technical research and feasibility studies with relevant engineering service organizations, so as to ensure the cost-effectiveness of our capital expenditures.

                                TREND INFORMATION

         The Pearl River Delta has been one of China's fastest growing regions. The PRC government is making adjustments to China's economic structure, import and export policies and foreign investment policies, and is expanding its investment in infrastructure systems, which are expected to generate additional demand for transportation services. The policies and measures may have both positive and negative effects on our business development. They are expected to promote economic growth and create new demand for our transportation services. At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the adjustment of the economic structure and import and export policies may change freight composition and our freight transportation revenues, which could have an adverse effect on our business and financial position in 2003.

         In 2002, our passenger transportation operations continued to grow, due primarily to the continued economic growth in our service territory, our "As-frequent-as buses" Train Project and the two new long-distance trains we added in 2002, which provide faster passenger train service at shorter intervals. We intend to add a pair of Hong Kong through trains to support increasing passenger volumes between Guangdong and Hong Kong. In addition, we plan to further integrate our railway system with urban public transportation systems to expand our service territory and attract more passengers.

         However, due to the recent outbreak of SARS in Asia, we have experienced a decrease in passenger traffic on our routes in the second quarter of 2003. The SARS epidemic could have a material adverse effect on our operating results and financial condition if passenger volumes do not recover sufficiently in the near future. On May 16, 2003, the Shenzhen Bureau of Finance, Shenzhen Municipal Office of the State Administration of Taxation and the Shenzhen Local Taxation Bureau issued the "Notice Concerning Certain Taxation Measures for Promoting the Prevention and Cure of Atypical Pneumonia of our Municipality," decreasing business taxes, urban construction taxes and educational taxes by 50% from May 1, 2003 to September 20, 2003. However, we do not expect these tax exemptions to have a material beneficial impact on our net income.

         The implementation of our "As-frequent-as buses" Train Project has had a negative effect on our other businesses as passengers spend less time at our train stations and aboard trains and as a result consume less. The revenue of our other businesses decreased by 2.1% in 2002.

         Our freight transport business decreased in 2002 due to competition from road and water transport, the shift in the mix of industries in our service territory toward technology-intensive industrial structure, and the impact of the global economic slowdown. We expect that growth in our freight transportation operation is likely to be modest.

         We believe that while the PRC government will fulfill its obligation to loosen its restrictions on foreign investment after China's entry into the WTO, the opening up of the railway transportation will be gradual and the impact of foreign and domestic railway competition to our operations in the near term will be limited. We also believe that we will be prepared for the challenges as well as the opportunities that will arise with China's accession to the WTO.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

         All of our directors were duly elected at meetings of our shareholders. At our general shareholders' meeting held on June 10, 2003, Mr. Wu Junguang, Mr. Feng Qifu, Mr. Hu Lingling and Mr. Wen Weiming were elected as directors and Mr. Jiang Linyang, Mr. Li Daihua, Mr. Wu Yiquan and Mr. Shen Jun ceased to be directors. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People's Republic of China 518010.

         The table below sets forth the information relating to our directors:

                                                                                                          DATE FIRST
                                                                                                          ELECTED OR
NAME                                AGE          POSITION                                                 APPOINTED
----                                ---          --------                                                 ---------

Wu Junguang                         54           Chairman of the Board of Directors                          2003
Feng Qifu                           54           General Manager and Director                                2003
Hu Lingling                         39           Director                                                    2003
Li Qingyun                          39           Deputy General Manager and Director                         2000
Wu Houhui                           54           Director                                                    1999
Wen Weiming                         40           Director                                                    2003
Li Peng                             56           Director and Chairman of the Trade Union                    1998
Chang Loong Cheong                  57           Director                                                    1996
Deborah Kong                        43           Director                                                    1996


         Wu Junguang, age 54, was elected the chairman of the board of directors of Guangshen Railway on June 10, 2003. Mr. Wu graduated from South China Normal University. Since 1964, Mr. Wu has served in various managerial positions including general manager of Yangcheng Railway Company and its predecessor, Guangzhou Railway Sub-administration. Since April 2002, Mr. Wu has served as the general manager of our Parent Company. Since June 2002, Mr. Wu has served as our Parent Company's Chairman.

         Feng Qifu, age 54, is a director and the general manager of Guangshen Railway. Mr. Feng is an economist and graduated from Guangdong Provincial Cadre Management College. He has been working in the railway industry for over thirty years. Since 1993, Mr. Feng has served as the general manager of the Changsha Railway Company, the assistant to the general manager and the deputy general manager of our Parent Company. Mr. Feng joined Guangshen Railway in April 2003 and was appointed our general manager on May 8, 2003.

         Hu Lingling, age 39, is a director of Guangshen Railway. Mr. Hu is an engineer and graduated from Changsha Railway Institute. Mr. Hu has served as the deputy chief engineer and the deputy stationmaster of Shaoguan Railway station of Yangcheng Railway Company, and the deputy chief engineer and the deputy general manager of Yangcheng Railway Company. Since May 2001, Mr. Hu has served as the director of the transportation department of our Parent Company.

         Li Qingyun, age 39, is a director and deputy general manager of Guangshen Railway. Mr. Li graduated from North Communications University in 1989. He holds a master's degree in railway transportation and organization. He served in managerial positions in various technical and transportation departments of our Parent Company from 1989 to August 1999. He joined us in September 1999.

         Wu Houhui, age 54, is a director of Guangshen Railway. He is a graduate of Dalian Railway College and a senior economist. Mr. Wu served in various managerial positions up to the position of director of the Enterprise Management Office in our Parent Company from 1984 to 2000. Since November 2001, Mr. Wu has served as deputy chief economist of our Parent Company.

         Wen Weiming, age 40, is a director of Guangshen Railway. Mr. Wen is an accountant and graduated from Guangzhou Railway Workers' College. He has been working in the railway industry for over ten years, and has served as the director of the accounting and finance department and the chief accountant of the diversified businesses sub-section of Yangcheng Railway Company, and the director of the finance sub-section of Yangcheng Railway Company. Since May 2001, Mr. Wen has served as the deputy director of the finance department of our Parent Company.

         Li Peng, age 56, is a director and the chairman of the trade union of Guangshen Railway. Mr. Li is a graduate of the East China Civil Engineering Institute and has served in various executive and labor organizational positions in Yang Cheng since 1977. He was the deputy general manager of our predecessor and the Guangshen Railway Enterprise Development Company from 1992 to 1997. Mr. Li joined us in December 1997.

         Chang Loon Cheong, age 57, holds a management certificate from the Hong Kong Management Association and is an independent non-executive director of Guangshen Railway. Mr. Chang is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang has been a manager of Cathay Restaurant in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited and Orient Overseas Container Line Limited in West Africa, and the general manager and a director of Noble Ascent Company Limited.

         Deborah Kong, age 43, is an independent non-executive director of Guangshen Railway. Ms. Kong is currently an executive director of Centennial Resources Holding Company Limited. Ms. Kong holds a bachelor of arts degree from Sydney University and a one-year master degree course of finance degree from Macquarie University in Australia. She is a member of the Standing Committee of the People's Political Consultative Conference of Shandong Province in the PRC.

         Wu Yiquan, age 58, was a director and the general manager of Guangshen Railway from 1999 until this year. Mr. Wu was replaced by Mr. Feng as our general manager on May 8, 2003. Mr. Wu ceased to be a director at our general shareholders' meeting held on June 10, 2003.

         Li Daihua, age 60, was a director of Guangshen Railway from 1997 until 2003. Mr. Li ceased to be a director at our general shareholders' meeting held on June 10, 2003.

         Jiang Linyang, age 60, was the chairman of the board of directors of Guangshen Railway from 2002 until this year. Mr. Jiang ceased to be a director at our general shareholders' meeting held on June 10, 2003.

         Shen Jun, age 53, was a director of Guangshen Railway from 1999 until this year. Mr. Shen ceased to be a director at our general shareholders' meeting held on June 10, 2003.

SUPERVISORS

         The table below sets forth the information relating to our supervisors:


                                                                                                  DATE FIRST ELECTED
NAME                                AGE          POSITION                                            OR APPOINTED
----                                ---          --------                                         -------------------
Gu Hongxi                           56           Chairman of the Supervisory Committee                   1996
Zhao Genrong                        57           Supervisor                                              2000
Chen Yunzhong                       50           Supervisor                                              2001
Yao Muming                          49           Supervisor                                              1999
Chen Yongbao                        51           Supervisor                                              2002
Yang Rongjiu                        55           Supervisor                                              2002


         Gu Hongxi, age 56, is the chairman of the supervisory committee of Guangshen Railway. He is a graduate of Zhejiang University. Mr. Gu joined the railway department in 1974, and has served as the deputy director of Changsha Railway Sub-administration and the director of the welfare and education departments of our Parent Company. Mr. Gu has served as the chief economist of our Parent Company since 1995.

         Zhao Genrong, age 57, is a supervisor of Guangshen Railway. Mr. Zhao is a graduate of North Communications University. He served in various financial positions in Hengyang Railway Company from 1968. Since 1983, Mr. Zhao has served as the deputy director and then the director of the financial department of our Parent Company. Since August 1999, Mr. Zhao has served as the director of the audit department of our Parent Company.

         Chen Yunzhong, age 50, is a supervisor of Guangshen Railway. Mr. Chen graduated from Guangzhou Railway Driver's School, Guangdong Jinan University and the Central Administration Academy. He was a member of the senior management of Hainan Railway Company. Mr. Chen joined us in May 2000.

         Yao Muming, age 49, is a supervisor of Guangshen Railway. Mr. Yao is a graduate of Huanan Normal University, and has served as the deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureaus. He joined us in 1997.

         Chen Yongbao, age 51, is a supervisor of Guangshen Railway. Mr. Chen graduated from Zhuzhou Railway Mechanical School. Since 1975, he has served in various managerial positions in Guangzhou Railway Company and Yangcheng Railway Company. From 1997 to 2001, Mr. Chen served in the administration supervisory position of our Parent Company. Since May 2001, Mr. Chen served as the chief of the supervision department of our Parent Company.

         Yang Rongjiu, age 55, is a supervisor of Guangshen Railway. Mr. Yang graduated from Cadres Further Education (Secondary School) at Guangzhou Zhongshan University. He has served in various PRC railway departments since 1964 and was the Stationmaster of Shenzhen Station. In May 2001, Mr. Yang served as the deputy chairman of our company's trade union.

SENIOR MANAGEMENT

         The table below sets forth information relating to our senior management:

                                                                                               DATE FIRST
                                                                                               ELECTED OR
NAME                           AGE          POSITION                                           APPOINTED
----                           ---          --------                                           ---------
Yan Ping                       43           Deputy General Manager                                 2000
Luo Qingming                   46           Deputy General Manager and Chief Engineer              1999
Yao Xiaocong                   50           Chief Accountant and Company Secretary                 1997
Ma Kaiming                     32           Deputy General Manager                                 2003


         Yan Ping, age 43, is a deputy general manager of Guangshen Railway. Mr. Yan graduated with a master's degree in economic management at Donghei University of Finance and Economics and is a senior engineer. He was the general manager of Tielong Company of Dalian Railway Company, the director of the other businesses department of Shenyang Railway Administration and the head of Dalian Railway Station of Dalian Railway Sub-administration. Mr. Yan joined Guangshen Railway in August 2000 as the head of Guangzhou East Station.)

         Luo Qingming, age 46, is currently a deputy general manager and the chief engineer of Guangshen Railway. Mr. Luo is a senior engineer. Mr. Luo graduated from Changsha Railway Institute in 1982, where he majored in railway engineering. He has served as an engineer, the chief engineer, a deputy section chief, and the section chief of the engineering section of Guangshen Railway. He received a government allowance awarded by the PRC State Council in 1999 for achievement in his field.

         Yao Xiaocong, age 50, is the chief accountant and company secretary. Mr. Yao graduated from the Guangzhou Railway Management Academy. He has served in financial and accounting positions in various PRC railway departments since 1975, giving him over 20 years of experience. Mr. Yao was the director of the financial sub-department of Yang Cheng before he joined us in 1997.

         Ma Kaiming, age 32, is a deputy general manager of Guangshen Railway. Mr. Ma graduated from Norththern Jiaotong University in 1995. He holds a master's degree and is an engineer. He served in managerial positions in various technical and administration departments of Yangcheng Railway Company and our Parent Company from April 1995 to April 2003. Mr. Ma became a deputy general manager of our company on 23 April 2003.

         There are no family relationships between any director or executive officer and any other director or executive officer. Of the members of the board of directors, our chairman, Mr. Wu Junguang, is concurrently the chairman and general manager of our Parent Company.

         Mr. Feng Qifu is concurrently the chairman of the board of directors of Guangzhou Tiecheng Industrial Company and a director of Sanmao Railway Industrial Company. Mr. Wu Houhui is concurrently the director of Guangmeishan Railway Company, Sanmao Railway Company and Shichang Railway Company. Mr. Hu Lingling is concurrently a director of Nanhai Saiyanqiao Railway Freight Yard and Storage Company, Sanmao Railway Company and Guangdong Railway Youth Travel Service Co., Ltd.. Mr. Wen Weiming is concurrently a supervisor of Guangzhou Railway Engineering (Group) Company and Guangdong Railway Youth Travel Service Co., Ltd.. The lines operated by Guangmeishan Railway Company, Sanmao Railway Company and Shichang Railway Company are local railroads. Guangzhou Tiecheng Industrial Company is a joint venture partner of ours. We have business relationships relating to railroad transportation with Guangmeishan Railway Company and Sanmao Railway Company.

         In order to safeguard our interests and the interests of our shareholders and to strengthen the decision-making process in our subsidiaries, Mr. Yan Ping, deputy general manager of Guangshen Railway, also serves as director and chairman of Guangzhou Donglian Travel Service Co., Ltd., Shenzhen Railway Station Passenger Services Company, Shenzhen Huatie Road Multi-model Enterprise Co., Ltd., Zengcheng Lihua Joint Stock Company Ltd., Dongguan Changsheng Road Multi-model Enterprise Company, Shenzhen Longgang Pinghu Qunyi Railroad Storage, Loading and Unloading Company and Shenzhen Transportation Service Company.

                                  COMPENSATION

DIRECTORS AND SENIOR MANAGEMENT

         Total remuneration of our directors, supervisors and senior officers during 2002 included wages and bonuses. Directors or supervisors who are also officers and employees of Guangshen Railway receive certain other benefits in kind from our Parent Company and GEDC, such as subsidized or free health care services, housing and transportation, as customarily provided by enterprises in the PRC to their employees.

         The aggregate amount of cash remuneration paid by Guangshen Railway in 2002 to all individuals who are currently its directors, supervisors and senior officers was approximately RMB1,649,000, of which approximately RMB1,237,000 was paid to directors and supervisors and approximately HK$260,000 was paid to the two independent non-executive directors.

         The aggregate amount of cash remuneration we paid during the year ended December 31, 2002 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior officers was approximately RMB134,000.

                                 BOARD PRACTICES

BOARD OF DIRECTORS

         Our board of directors is composed of nine directors, one of whom is the chairman. Directors are appointed at the general shareholders' meeting through voting, and serve for terms of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the general shareholders' meeting. Mr. Jiang Linyang, Mr. Li Daihua, Mr. Wu Yiquan and Mr. Shen Jun ceased to be directors on June 10, 2003 and Mr. Wu Junguang, Mr. Feng Qifu, Mr. Hu Lingling and Mr. Wen Weiming were appointed as directors at the general shareholders' meeting held on June 10, 2003. The board of directors is responsible to our shareholders.

SUPERVISORY COMMITTEE

         We have a supervisory committee composed of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. The current supervisory committee is comprised of five representatives of the shareholders who may be elected or removed by the shareholders in a general meeting and one representative of our staff and workers who may be elected or removed by voting. Members of the supervisory committee may also observe meetings of the board of directors. The current members of the supervisory committee are: Gu Hongxi, Zhao Genrong, Chen Yunzhong, Yao Muming, Chen Yongbao and Yang Rongjiu. This supervisory committee is the second supervisory committee of Guangshen Railway, and was appointed at the interim general shareholders' meeting held on June 28, 2002. The term of this supervisory committee will expire in 2005, when the shareholders, at a general meeting, appoint a new supervisory committee.

         Supervisors will attend board meetings as non-voting members. The supervisory committee is responsible to our shareholders and has the follow duties and responsibilities:

         o     to supervise our handling of our financial matters;

         o to supervise any acts of directors, the general manager, deputy general manager and other senior officers that are in violation of laws, administrative regulations or our articles of association;

         o to request directors, the general manager, deputy general manager and other senior officers to rectify their acts that are detrimental to the interests of Guangshen Railway;

         o to verify such financial information as financial reports, business reports and profit distribution plans submitted by the board of directors to the general shareholders' meeting, and arrange certified public accounts and auditors to verify issues;

         o     to propose to convene interim general shareholders' meetings; and

         o     to bring law suits against directors on behalf of Guangshen
               Railway.

AUDIT COMMITTEE

         In accordance with the Listing Rules of the Stock Exchange of Hong Kong that encourage the establishment of an audit committee, and the "Guidance for the Formation of An Audit Committee" promulgated by the Hong Kong Accountants' Association in December 1997, we have established an audit committee under the board of directors consisting of two independent non-executive directors. Its current members, appointed by the board of directors, are: Mr. Chang Loong Cheong and Ms. Deborah Kong. The audit committee must convene at least two meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors. The audit committee must convene at least one meeting with the auditors each year without any executive directors present. The duties of the audit committee include:

         o reviewing the reports prepared by the board of directors, the annual and interim reports on our operating results, the annual financial report and public announcements of our operating results;

         o reviewing our financial reports and the reports prepared by our independent auditor and its supporting documents, including the review of our internal controls and disclosure controls and procedures, and to discuss with the auditor our annual audit plan and solutions to problems in the previous year;

         o reviewing and approving the selection of and remuneration paid to our independent auditor; and

         o reviewing audit matters specifically identified by the board of directors, and determining whether such projects are in compliance with industrial practices and market rules, and performing statutory duties and safeguarding our interests and the interests of our shareholders.

         The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.

EMPLOYEES

         As of December 31, 2000, 2001 and 2002, we had approximately 7,659, 9,132 and 9,258 employees, respectively. The following chart sets forth the number of our employees by functional area as of December 31, 2002:



         FUNCTION                                              EMPLOYEES
         Passenger transportation personnel.............         1,983
         Freight transportation personnel...............           531
         Transportation personnel.......................         4,490
         Supporting personnel...........................           286
         Other business personnel.......................           716
         Administrative and managerial personnel........         1,252
                                                                 -----
              Total.....................................         9,258
                                                                 =====

         A substantial majority of our employees work at locations in Guangdong Province and Shenzhen. The number of our employees increased by 1.4% in 2002 due to the new staff employed in 2002 to fill the openings in connection with our two additional long-distance trains.

         We have established a trade union to protect employees' rights, assist in the fulfillment of their economic objectives, to encourage employee participation in management decisions and to assist in mediating disputes between the management and union members. Each of our stations has a separate branch of the trade union. Most of our employees belong to the trade union. Since our inception in 1984, we have not been subjected to any strikes or other labor disturbances that have interfered with our operations, and we believe that our relations with our employees are good.

SHARE OWNERSHIP

         None of our directors, supervisors or senior management own any interest in any shares or options to purchase our shares.

            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

         We are a joint stock company organized under the laws of the PRC in March 1996. The Parent Company, a state-owned enterprise under the administration of the Ministry of Railways owns 67% of our outstanding common shares. The Parent Company is the sole shareholder of all of our domestic shares in the form of state legal person shares and is entitled to exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. The Parent Company has substantial influence over our operations, not only in its capacity as controlling shareholder, but also because of its role as an administrative agent of the Ministry of Railways that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the Ministry of Railways, our Parent Company performs direct regulatory oversight functions with respect to us, such as in devising and enforcing technical standards and implementing special transportation directives.

         The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2002. Note that it includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.


       TITLE OF CLASS                    IDENTITY OF PERSON OR GROUP       AMOUNT OWNED        PERCENT OF CAPITAL
---------------------------              ---------------------------       ------------        ------------------
                                                                         (THOUSAND SHARES)
Common Shares (Domestic Shares)          The Parent Company                  2,904,250               66.99%
Common Shares (H shares)                 HKSCC Nominees Limited              1,379,462               31.82%


         The following table sets forth all persons who are known by us to own, as holders of record, five percent or more of our issued and outstanding H shares as of December 31, 2001.


       TITLE OF CLASS                IDENTITY OF PERSON OR GROUP           AMOUNT OWNED        PERCENT OF CAPITAL
---------------------------          ---------------------------           ------------        ------------------
                                                                        (THOUSAND SHARES)
Common Shares (H Shares)        Hong Kong and Shanghai Banking               705,513                49.29%
                                  Corporation (Nominees) Limited
Common Shares (H Shares)        Standard Chartered Bank                      118,639                 8.29%
Common Shares (H Shares)        Bank of China (Hong Kong) Limited             88,890                 6.21%


         We are not aware of any arrangement that may at a subsequent date result in a change of control of Guangshen Railway.

         To the best of our knowledge, as of December 31, 2002, none of the outstanding H shares was held by United States holders of record, and all of the outstanding ADSs were held by 169 United States holders of record. Because domestic shares can only be held by PRC investors, there were no non-PRC holders of record.

         As an owner of at least 30% of our issued and outstanding shares, our Parent Company is deemed a controlling shareholder (defined in Item 10 below), and therefore may not exercise our voting rights with respect to various matters in a manner prejudicial to the interests of our other shareholders. See "Item
10. Additional Information--Memorandum and Articles of Association--Restrictions on Controlling Shareholders". In accordance with our articles of association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

                           RELATED PARTY TRANSACTIONS

         The restructuring in 1996 was carried out in preparation for our initial public offering and to focus Guangshen Railway on our primary business as a railroad. Prior to our restructuring, Guangshen Railway Company, our predecessor, was a state-owned enterprise within the national railway system, directly controlled by Guangzhou Railway (Group) Company, our Parent Company. As part of the restructuring, we were established as a joint stock limited company on March 6, 1996. Our Parent Company received 100% of the equity interest in the form of domestic shares in exchange for assets relating to the railroad and other businesses transferred to us by our Parent Company, some of our subsidiaries and Guangshen Railway Company. We assumed from these entities those assets and liabilities that relate to the businesses now conducted by us, including the high-speed project and equity interests in subsidiaries and joint ventures whose principal businesses relate to the operation of warehouses or freight yards. We assumed from Yangcheng Railway certain assets, including 14 shunting locomotives and passenger coaches that Yangcheng Railway had previously leased to us. Our predecessor company retained the assets, liabilities and businesses not assumed by us, including units providing staff quarters and social services such as health care, educational and public security services and other ancillary services, as well as subsidiaries or joint ventures whose businesses do not relate to railroad operations and do not compete with our businesses. As part of our restructuring, our predecessor was renamed Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or GEDC.

         The Parent Company and GEDC on the one hand and us on the other have agreed to certain mutual indemnities arising from or in respect of the various assets and liabilities transferred to or retained by the parties. The purpose of the indemnities is to ensure that none of Guangshen Railway, our Parent Company or GEDC will bear liabilities that it has not agreed to assume, even in cases where third parties have not consented to the division of liabilities among them and continue to make claims against an entity that has not assumed the relevant liability. The Parent Company and GEDC have agreed to indemnify Guangshen Railway against any claims arising from facts or events prior to the restructuring as well as any claims against Guangshen Railway in respect of assets and liabilities retained by them in the restructuring.

         As a result of the restructuring, GEDC, Yangcheng Railway and our Parent Company (together with some of its subsidiaries) continue to provide social services to Guangshen Railway on a contractual basis. These services include medical care for our employees and their family members, kindergarten, elementary and secondary school education for the children of employees, room and board for our employees traveling on business, employee housing management and maintenance and public security in our stations and on-board our trains. GEDC provides most of these services through its facilities in Shenzhen. The Parent Company and

Yangcheng Railway provide to Guangshen Railway in Guangzhou other services, including health care, employee training and childcare. For the services rendered, Guangshen Railway pays our Parent Company, Yangcheng Railway or GEDC, as the case may be, reasonable, arms-length fees.

         Some transactions between Guangshen Railway and our Parent Company and its subsidiaries have continued after the restructuring, in the form of a cross-provision of goods and services. The principal goods and services provided by our Parent Company and some of its subsidiaries (including Yangcheng Railway and GEDC) to Guangshen Railway include the following:

         -        locomotives, railcars and operating personnel;
         -        leasing of regular speed passenger coaches;
         - maintenance services for regular speed locomotives and passenger coaches;
         -        railroad transportation related services;
         -        fuel for the operation of locomotives;
         -        railway related materials;
         -        overhaul and emergency repair of our track and bridges;
         -        medical and health care services;
         -        public security;
         -        educational services; and
         -        employee housing.

         The aggregate costs to us of these goods and services in 2000, 2001 and 2002 were RMB245.0 million, RMB243.2 million and RMB153.4 million, respectively.

         The principal goods and services provided by us to our Parent Company and its subsidiaries include railroad transportation related services, sale of duty free goods on-board of our Hong Kong through trains and at Guangzhou station and Guangzhou East Station, and advertising space at our Shenzhen station.

         Under an agreement with Yangcheng Railway, Yangcheng Railway and Guangshen Railway provide each other and their passengers with services at Guangzhou Station, including, among other things, passenger boarding, ticket collection and on-board water supply.

         The prices at which these goods and services are provided are different in each case. In general:

         o prices for railroad transportation-related services are determined in accordance with the actual costs incurred in providing these services plus a profit margin of 8% of aggregate chargeable costs (fuel expenses, asset depreciation and water utility fees are not counted as chargeable costs for purposes of this calculation), which amount, Guangshen Railway believes, is consistent with that which would be charged in an arm's-length transaction;

         o the rental amounts for the high-speed passenger coaches leased to Guangshen Railway by our Parent Company equal 6% of our Parent Company's purchase price for the coaches, approximating our Parent Company's depreciation expenses for the coaches; Guangshen Railway also bears all costs of maintenance and overhaul of these coaches;

     - the prices for social and related services provided by Yangcheng Railway (i.e., educational) and GEDC (i.e., security, medical, educational and housing) are determined based on the actual cost of providing these services;

     - the prices for social and related services provided by our Parent Company are determined on the following basis:

          -    medical services          : in accordance with the relevant local
                                           standards, subject to a 20% discount
                                           (except in respect of medicine and
                                           registration fees);

          -    educational services      : in accordance with the standards set
                                           by our Parent Company;

          -    child care services       : in accordance with the actual cost
                                           incurred for providing such services;

          -    newspaper supply services : at an agreed cost of approximately
                                           RMB25 per year per copy of newspaper
                                           supplied, which cost may change based
                                           on cost changes to our Parent
                                           Company;

     - the prices for the supply of railroad transportation related materials are determined in accordance with the relevant regulations issued by our Parent Company (which regulations are applicable to other railroads under the jurisdiction of our Parent Company);

     - the prices for the provision of overhaul and large scale maintenance services for our track and bridges are based on the relevant approved estimates plus a profit margin of 8%, and the prices for other maintenance services are to be agreed by the parties on a case-by-case basis; and

     - Guangshen Railway is entitled to 45% of the profits derived from the advertising businesses at its Shenzhen station.

     The agreement with Yangcheng Railway was revised on March 6, 1996 and provides for a 10-year lease period starting from 1996. The lease with the Ministry of Railways is renewable annually. Substantially all the above transactions will continue in the future, although not necessarily on the same terms.

     The chart below sets forth a breakdown by category of the material transactions between Guangshen Railway and our Parent Company and its affiliates in 2000, 2001 and 2002.

DESCRIPTION OF TRANSACTION                                                          2000     2001      2002
--------------------------                                                        -------   ------   -------
                                                                                        (RMB THOUSANDS)
Lease of locomotives and related services from Yangcheng Railway ..............   132,576   70,345    42,047
Provision of trains and related services from Guangmeishan Railway Company, a
 subsidiary of our Parent Company .............................................    23,839    5,205     4,864
Provision of trains and related services from Sanmao Railway, a subsidiary of
 our Parent Company ...........................................................     3,546        -         -
Provision of trains and related services from Changsha Railway, a subsidiary of
 our Parent Company ...........................................................     5,336        -         -
Provision of trains and related services from Huaihua Railway, a subsidiary of
 our Parent Company ...........................................................     3,317        -         -
Purchase of materials and supplies from Guangzhou Railway Material Supply
 Company, a subsidiary of our Parent Company ..................................    22,846   36,544    33,074
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by our Parent Company and
 affiliates (including GEDC) ..................................................    58,300   56,800    66,744
Operating lease rentals paid to the Ministry of Railways ......................    50,435   52,296    57,298
Operating lease rental paid to our Parent Company .............................         -
Provision of trains and related services by the Ministry of Railway ...........         -   66,475   211,667
Train use fees and related service fees paid to Guangzhou Railway (Group)
 Passenger Transportation Company, a subsidiary of our Parent Company .........         -    7,844     6,681
Interest received from our Parent Company .....................................       447        -         -
Interest expenses paid to our Parent Company ..................................     3,886    1,178     2,443
Interest received from the Ministry of Railways' Railroad Deposit-taking Center    25,792   11,887     3,239
Interest received from Pingnan Railway, an affiliate of our Parent Company ....     1,712    1,866       806
Interest received from Guangmeishan Railway Company ...........................       833    1,291     1,884

     As of December 31, 2002, we and our subsidiaries had the following material balances with related parties:

                                                          CONSOLIDATED                            COMPANY
                                                --------------------------------      --------------------------------
                                                  2000        2001        2002          2000       2001         2002
                                                -------     -------     --------      -------     -------     --------
                                                         (RMB THOUSANDS)                      (RMB THOUSANDS)
Temporary cash investments in the Ministry
 of Railway's Railroad Deposit-taking
 Center .....................................   304,029     250,152      168,000      304,029     250,152      168,000
Due from our Parent Company .................    80,604      29,499       39,374       83,183      28,492       37,575
Due from affiliates, net* ...................   247,932     276,013      267,885      246,728     275,940      263,873
Due to affiliates* ..........................   (63,734)    (58,650)    (158,199)     (63,662)    (58,823)    (156,909)

------------
*    Affiliates mainly include GEDC and Guangmeishan Railway Company.

(1) As of December 31, 2002, the balances with the Ministry of Railways, our Parent Company and affiliates were unsecured, non-interest bearing and repayable on demand, except for those "material transactions" disclosed in the table above. These balances resulted from transactions carried out by Guangshen Railway and its subsidiaries with related parties in the ordinary course of business.

(2) Pursuant to the Notice "Tiezhengfa 2000 No. 116" issued by the Ministry of Railways, starting from January 1, 2001, settlement method regarding provision of trains and related services for long-distance passenger transportation was changed. Settlements previously made with certain subsidiaries of our Parent Company are now performed through Ministry of Railways' Settlement Center. The Company's directors are of the opinion that the change in settlement method does not have material impact on our results of operations.

                          ITEM 8. FINANCIAL INFORMATION

             CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION


     See pages F-1 to F-41 following Item 19.


                                LEGAL PROCEEDINGS

     We are not a party to any material legal proceeding and no material legal proceeding is known to us to be pending against us or with respect to our properties.


DIVIDENDS

     We make decisions concerning the payment of dividends on an annual basis. Any dividends are paid at the discretion of our board of directors, which makes a recommendation in this regard that must be confirmed at our annual general shareholders' meeting. Our articles of association permit us to distribute dividends from profits more than once a year. The amount of these interim dividends cannot exceed 50% of our distributable income as stated in our interim profit statements. In accordance with our articles of association, the amounts available for the purpose of paying dividends will be deemed to be the lesser of:

     - net after-tax income determined in accordance with PRC accounting standards and regulations; and

     - net after-tax income determined in accordance with either international accounting standards or the accounting standards of the countries in which our shares are listed.

     See "Item 10. Additional Information--Taxation" for a discussion of the tax consequences related to the receipt of dividends.

     Our articles of association prohibit us from distributing dividends without first making up for cumulative losses from prior periods (determined in accordance with PRC accounting standards) and making all tax and other payments required by law. Further, prior to the payment of dividends, our profits are subject to deductions such as allocations to a statutory common reserve fund and into a public welfare fund. The common reserve fund may be used to make up losses or be converted into share capital or reinvested.

     Our articles of association require that cash dividends in respect of H shares be declared in renminbi and paid in Hong Kong dollars at the average of the People's Bank of China rate for each day of the calendar week preceding the date of the dividend declaration. To the extent that we are unable to pay dividends in Hong Kong dollars from our own foreign exchange resources, we will have to obtain Hong Kong dollars through the interbank system or by other permitted means. Hong Kong dollar dividend payments will be converted by the depositary and distributed to holders of ADSs in U.S. dollars.

                               SIGNIFICANT CHANGES


     Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2002.

                          ITEM 9. THE OFFER AND LISTING

     The Stock Exchange of Hong Kong is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by the JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these two stock exchanges:

                                                         NEW YORK STOCK EXCHANGE      STOCK EXCHANGE OF HONG KONG
                                                         -----------------------      ---------------------------
 CALENDAR PERIOD                                           HIGH            LOW            HIGH            LOW
 ---------------                                          ------          ------          ----           ----
                                                              (US$ PER ADS)                (HK$ PER H SHARE)
                                                              -------------                -----------------
1998................................................      13.625          4.1875          2.10           0.64
1999................................................       7.625          4.8125          1.19           0.72
2000................................................       7.625          4.5625          1.23            0.7
2001
  January to March.................................         8.33            6.19          1.36           0.96
  April to June....................................        10.48            6.50          1.76           1.03
  July to September................................         9.18            6.30          1.44           0.90
  October to December..............................         9.15            6.95          1.37           1.10
2002
  January to March.................................         9.60            8.38          1.47           1.30
  April to June....................................        10.24            8.87          1.58           1.42
  July to September................................         9.60            8.30          1.49           1.33
  October to December..............................         8.90            8.05          1.39           1.27
2003
  January..........................................         9.25            8.70          1.41           1.32
  February.........................................         9.40            8.91          1.47           1.41
  March............................................         9.09            8.69          1.44           1.35
  April............................................         8.87            8.20          1.40           1.26
  May..............................................         8.96            8.30          1.39           1.28
  June (through June 24)...........................         9.68            8.87          1.48           1.37

                         ITEM 10. ADDITIONAL INFORMATION

     We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is (CHINESE CHARACTERS), and its English translation is Guangshen Railway Company Limited.

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

     Described below is a summary of the significant provisions of our articles of association as currently in effect. As this is a summary, it does not contain all the information that may be important to you. A copy of our complete articles of association was filed with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the registration statement on Form F-1 (Registration No. 333-3382) under the Securities Act in connection with our global offering of H shares and related American depositary shares on May 13, 1996.

GENERAL

     We are a joint stock limited company established in accordance with the Company Law of China, the State Council's special regulations regarding the issue of shares overseas and the listing of shares overseas by companies limited by shares and other relevant laws and regulations of the PRC. Guangshen Railway was established by way of promotion with approval evidenced by the document "Ti Gai Sheng" [1995] No.151 of the PRC's State Commission For Restructuring The Economic System. We were registered with and obtained a business licence from the Administration Bureau of Industry And Commerce of Shenzhen, Guangdong Province on March 6, 1996. The number of our business licence is Shen Si Zhi N12183. Article 12 of our articles of association states that our object is to carry on the business of railway transportation.

SIGNIFICANT DIFFERENCES BETWEEN H SHARES AND DOMESTIC SHARES

     Holders of H shares and domestic shares, with minor exceptions, are entitled to the same economic and voting rights. However, our articles of association provide that holders of H shares will receive dividends in Hong Kong dollars while holders of domestic shares will receive dividends in renminbi. Other differences between the rights of holders of H shares and domestic shares relate primarily to ownership and transferability. H shares may only be subscribed for and owned by legal and natural persons of Taiwan, Hong Kong, Macau or any country other than the PRC, and must be subscribed for, transferred and traded in a foreign currency. Other than the limitation on ownership, H shares are freely transferable in accordance with our articles of association. Domestic shares may only be subscribed for and owned by legal or natural persons in the PRC, and must be subscribed for and traded in renminbi. Transfers of domestic shares are subject to restrictions set forth under PRC rules and regulations, which are not applicable to H shares, and also to restrictions on transfers of shares owned by the PRC government, and by our directors or employees. Domestic shares and H shares are also distinguished by differences in administration and procedure, including provisions relating to notices and financial reports to be sent to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and appointment of dividend receiving agents.

RESTRICTIONS ON TRANSFERABILITY

     H shares may be traded only among foreign investors, and may not be sold to PRC investors (except investors from Hong Kong, Macau and Taiwan). PRC investors (except investors from Hong Kong, Macau and Taiwan) are not entitled to be registered as holders of H shares. Under our articles of association, we may refuse to register a transfer of H shares unless:

     -    relevant transfer fees are paid, if any;

     -    the instrument of transfer only involves H shares;

     -    the stamp duty chargeable on the instrument of transfer has been paid;

     - the relevant share certificate and, upon the reasonable request of the board of directors, any evidence in relation to the right of the transferor to transfer the shares have been submitted;

     - if the shares are being transferred to joint owners, the maximum number of joint owners does not exceed four; and

     -    we do not have any lien on the relevant shares.

DIVIDENDS

     Unless otherwise resolved by a general shareholders' meeting, we may distribute dividends more than once a year, provided that the amount of interim dividends distributed shall not exceed 50% of the distributable income as stated in our interim profit statement. In accordance with our articles of association, our net income for the purpose of income distribution will be deemed to be the least of the amounts determined in accordance with:

     -    PRC accounting standards and regulations,

     -    international accounting standards; and

     - the accounting standards of the countries in which our shares are listed.

     The articles of association allow for distributions of cash dividends or shares. Dividends may only be distributed, however, after allowance has been made for:

     -    making up losses, if any, for prior years;

     -    allocations to the statutory common reserve fund;

     -    allocations to the statutory public welfare fund; and

     - allocations to a discretionary common reserve if approved by the shareholders.

     Our articles of association require us to appoint on behalf of the holders of H shares receiving agents to receive on behalf of these shareholders dividends declared and all other moneys owing by us in respect of the H shares. The receiving agent appointed shall be a company that is registered as a trust company under the Trustee Ordinance of Hong Kong. Our articles of association require that cash dividends in respect of H shares be declared in renminbi and paid by us in Hong Kong dollars. If we record no profit for the year, we may not normally distribute dividends for the year.

VOTING RIGHTS AND SHAREHOLDER MEETINGS

     General shareholders' meetings can be annual general shareholders' meetings or extraordinary general meetings. Shareholders' meetings shall be convened by the board of directors. The board of directors shall convene an annual shareholders' meeting within six months of the end of each financial year. The shareholders provide us with principal authority at general meetings. We exercise our functions and powers in compliance with our articles of association and our by-laws.

     We shall not enter into any contract with any person other than a director, supervisor, general manager or other senior officer of Guangshen Railway whereby the management and administration of the whole or any substantial part of any business of Guangshen Railway is to be handed over to such person without the prior approval of the shareholders in a general meeting.

     The board of directors shall convene an extraordinary shareholders' meeting within two months if any one of the following circumstances occurs:

     - the number of directors falls short of the number stipulated in our by-laws or is below two-thirds of the number required in our articles of association;

     -    our accrued losses amount to one-third of our total share capital;

     - shareholders holding not less than 10% of our issued shares carrying the right to vote make a request in writing to convene an extraordinary general meeting; or

     - the board of directors considers it necessary or the supervisory committee proposes to convene such a meeting.

     Where we convene a general shareholders' meeting (when we have more than one shareholder), we shall, not less than 45 days before the meeting, issue a written notice to all shareholders whose names appear in the share register of the items to be considered and the date and venue of the meeting. Any shareholder intending to attend the general shareholders' meeting shall give us a written reply stating his or her intention to attend the meeting 20 days prior to the date of the meeting.

     Where we convene an annual general meeting, shareholders holding not less than five percent of our total shares shall be entitled to submit new motions in writing to us. We shall include in the agenda of the meeting all items in the motion that fall within the scope of the general shareholders' meeting. An extraordinary shareholders' meeting shall not decide on matters that are not specified in the notice.

     Based on the written replies received by us 20 days before a general shareholders' meeting, we shall calculate the number of voting shares represented by shareholders who have indicated their intention to attend the meeting. Where the number of voting shares represented by those shareholders reaches half of our total number of shares, we may convene the general shareholders' meeting. Otherwise, we shall, within five days, inform the shareholders again of the motions to be considered, the date and the venue of the meeting by way of a public announcement. After making the announcement, the general shareholders' meeting may be convened.

     A notice of meeting of shareholders shall:

     -    be in writing;

     -    specify the place, day and the time of the meeting;

     -    state the motions to be discussed at the meeting;

     - provide such information and explanations as are necessary for the shareholders to exercise an informed judgment on the proposals before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate Guangshen Railway with another entity, to repurchase the shares of Guangshen Railway, to reorganize its share capital or to restructure Guangshen Railway in any other way, the terms of the proposed transaction must be provided in detail, together with copies of the proposed agreement, if any, and the cause and effect of the proposal must be properly explained;

     - contain disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager or other senior officer of Guangshen Railway in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

     - contain the text of any special resolution proposed to be moved at the meeting;

     - contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him or her and that a proxy need not also be a shareholder; and

     - state the time within which and the address to which the relevant instruments appointing the proxies for the meeting are to be delivered.

     Notice of general meetings of shareholders shall be served on each shareholder whether or not entitled to vote at that meeting, by personal delivery or prepaid mail to the address of the shareholder as shown in the share register. For the benefit of holders of domestic shares, notice of general meetings of shareholders may also be given by way of public announcement by publication in one or more newspapers specified by the securities regulatory authorities on any day within 45 to 50 days prior to the meeting. This public announcement shall be deemed receipt by each holder of domestic shares of notice of the relevant meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the meeting and the resolutions adopted. Where we convene an annual general meeting, we shall include in the notice of the meeting any resolutions submitted by shareholders (including proxies) who hold five percent or more of the total number of shares, provided that these resolutions fall within the scope of a general shareholders' meeting.

     The following matters shall be resolved by way of ordinary resolution of the general shareholders' meeting:

     -    work reports of the board of directors and the supervisory committee;

     - profit distribution proposals and loss recovery proposals formulated by the board of directors;

     - appointment and removal of members of the board of directors and the supervisory committee, their remuneration and methods of payment;

     - our annual financial budget, final accounts, balance sheet, profit and loss account and other financial statements; and

     - matters other than those that are required by laws, administrative regulations or our articles of association to be adopted by way of special resolution.

     The following matters shall be resolved by way of special resolution of the general shareholders' meeting:

     - increase or reduction of our share capital and the issuance of shares of any class, warrants and other similar securities;

     -    issuance of company debentures;

     -    division, merger, dissolution and liquidation of Guangshen Railway;

     -    amendment to our articles of association; and

     - any other matter that, according to an ordinary resolution of the shareholders meeting, may have a significant impact on Guangshen Railway and requires adoption by way of a special resolution.

     Shareholders have the right to attend general meetings of shareholders and to exercise their voting rights, in person or by proxy, in relation to the amount of voting shares they represent. Each share carries the right to one vote.

     At any meeting of shareholders a resolution shall be decided by a show of hands unless a poll is demanded before or after any vote by show of hands:

     -    by the chairman of the meeting;

     - by at least two shareholders who possess the right to vote, present in person or by proxy; or

     - by one or more shareholders (including proxies) representing either separately or in aggregate, not less than one-tenth of all shares having the right to vote at the meeting.

     Unless a poll is demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of or against that resolution, that the resolution has been carried. A demand for a poll may be withdrawn. A poll demanded on the election of the chairman, or on a question of adjournment, shall be taken. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that on which the poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. On a poll taken at a meeting, a shareholder entitled to two or more votes need not cast all his or her votes in the same way. In the case of a tie, the chairman of the meeting shall be entitled to one additional vote.

BOARD OF DIRECTORS

     Where a director is interested in any resolution proposed at a board meeting, the director shall not be present and shall not have a right to vote. That director shall also not be counted in the quorum of the relevant meeting.

LIQUIDATION RIGHTS

     In the event of the termination or liquidation of Guangshen Railway, ordinary shareholders of Guangshen Railway shall have the right to participate in the distribution of surplus assets of Guangshen Railway in accordance with the number of shares held by those shareholders.

LIABILITY OF SHAREHOLDERS

     The liability of holders of our shares for our losses or liabilities is limited to their capital contributions in Guangshen Railway.

INCREASES IN SHARE CAPITAL AND PREEMPTIVE RIGHTS

     Our articles of association require that approval by a special resolution of the shareholders and by special resolution of holders of domestic shares and H shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or convertible securities. No approval is required if, but only to the extent that, Guangshen Railway issues domestic shares and H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic shares and H shares then in issue, respectively, in any 12 month period, as approved by a special resolution of the shareholders. New issues of shares must also be approved by relevant PRC authorities.

REDUCTION OF SHARE CAPITAL AND PURCHASE BY US OF OUR SHARES

     We may reduce our registered share capital. In the following circumstances, we may repurchase shares, that we issued in the market, subject to a resolution passed in accordance with the provisions of our articles of association and approval by the securities regulatory authorities:

     -    to cancel shares by way of reduction of capital;

     -    to merge with another company that holds our shares; or

     -    other circumstances permitted by laws and regulations.

     Subject to approval by PRC securities regulatory authorities and compliance with applicable law, we may carry out a share repurchase by one of the following methods:

     -    under a general offer;

     -    on a stock exchange; or

     -    by off-market contract.

     We may, with the prior approval of shareholders in general meeting obtained in accordance with our articles of association, repurchase our shares by an off-market contract, and we may rescind or vary such a contract or waive any of our rights under the contract with the prior approval of shareholders obtained in the same manner. A contract to repurchase shares includes (without limitation) an agreement to become obliged to repurchase and an agreement to acquire the right to repurchase our shares. We shall not assign a contract to repurchase our own shares or any rights provided thereunder.

     Shares repurchased by us shall be canceled and the amount of our registered capital shall be reduced by the par value of those shares. To the extent that shares are repurchased out of an amount deducted from our distributable profits, the amount of our registered capital so reduced shall be transferred to our share common reserve account.

     Unless we are in the process of liquidation:

     - where we repurchase our shares at par value, the amount of the total par value shall be deducted from our distributable profits or out of the proceeds of a new issue of shares made for that purpose; and

     - where Guangshen Railway repurchases its shares at a premium, an amount equivalent to their total par value shall be deducted from our distributable profits or the proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of their face value shall be effected as follows:

          - if the shares being repurchased were issued at par value, payment shall be made out of our distributable profits; and

          - if the shares being repurchased were issued at a premium, payment shall be made out of our distributable profits or out of proceeds of a new issue of shares made for that purpose, provided that the amount paid out of the proceeds of the new issue may not exceed the lesser of the aggregate of premiums received by us on the issue of the shares repurchased or the current balance of our capital common reserve account (inclusive of the premiums from the fresh issue).

     Payment by us in consideration for:

     - the acquisition of rights to repurchase our shares; the variation of any contract to repurchase our shares; or

     - the release of any of our obligations under any contract to repurchase our shares; shall be made out of our distributable profits.

RESTRICTIONS ON CONTROLLING SHAREHOLDERS

     In addition to obligations imposed by law or required by the stock exchanges on which our shares are listed, a controlling shareholder (as defined below) shall not exercise his or her voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of our other shareholders:

     - to relieve a director or supervisor of his or her duty to act honestly in our best interests;

     - to approve the expropriation, by a director or supervisor (for his or her own benefit or for the benefit of another person), in any guise, of our assets, including without limitation opportunities advantageous to us; or

     - to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including without limitation rights to distributions and voting rights, save and except where it was done pursuant to a restructuring submitted to and approved by our shareholders in accordance with our articles of association.

     "Controlling shareholder" means a person or a group of persons who satisfies one or more of the following conditions:

     - he or she alone or the group acting in concert has the power to elect more than half the board of directors;

     - he or she alone or acting in concert with others has the power to exercise or to control the exercise of 30% or more of our voting rights;

     - he or she alone or acting in concert with others holds 30% or more of our issued and outstanding shares; or

     - he or she alone or acting in concert with others in any other manner controls us in fact.

CHANGING RIGHTS OF A CLASS OF SHAREHOLDERS

     Rights conferred on any class of shareholders in the capacity of shareholders may not be varied or abrogated unless approved by a special resolution of shareholders at a general meeting and by holders of shares of that class at a separate meeting conducted in accordance with our articles of association.

DUTIES OF DIRECTORS, SUPERVISORS AND OTHER SENIOR OFFICERS IN INTERESTED TRANSACTIONS

     Where a director, supervisor or other senior officer (or an associate thereof) of ours is in any way materially interested in a contract or transaction or proposed contract or transaction with us (other than his or her contract of service with us), he or she shall declare the nature and extent of his or her interest to the board of directors at the earliest opportunity, whether or not the contract, transaction or proposal is subject to the approval of the board of directors.

     Unless the interested director, supervisor or other senior officer discloses his or her interests and the contract or transaction is approved by the board of directors at a meeting in which the interested director, supervisor or other senior officer is not counted in the quorum and refrains from voting, a contract or transaction in which that director, supervisor or other senior officer is materially interested is voidable by us except as against a bona fide party to the contract or transaction acting without notice of the breach of duty by the interested director or supervisor or other senior officer.

     We shall not make a loan to or provide any guarantees in connection with a loan to a director, supervisor or other senior officer of Guangshen Railway or any of their respective associates. However, the following transactions are not subject to this prohibition:

     - the provision by us of a loan or a guarantee of a loan to one of our subsidiaries;

     - the provision by us of a loan or a guarantee in connection with a loan or any other funds to any of our directors, supervisors or other senior officers to pay expenditures incurred or to be incurred on our behalf by him or her or for the purpose of enabling him or her to perform his or her duties properly, in accordance with the terms of a service contract approved by the shareholders at a general meeting; and

     - the provision by us of a loan or a guarantee in connection with a loan to any of our directors, supervisors or other senior officers or their respective associates in the ordinary course of our business on normal commercial terms, provided that the ordinary course of business includes the lending of money or the giving of guarantees.

                               MATERIAL CONTRACTS

     We believe that the contracts we entered into during the fiscal year of 2002 were all made in the ordinary course of business.

                                EXCHANGE CONTROLS

     The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of renminbi into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People's Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of renminbi into U.S. dollars in China currently must be based on the People's Bank of China rate. The People's Bank of China rate is set based on the previous day's Chinese interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets.

     Any future devaluation of the renminbi against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future, or, therefore, that the Hong Kong dollar revenues of Guangshen Railway will insulate Guangshen Railway from changes in the renminbi-U.S. dollar and renminbi-HK dollar exchange rates. Furthermore, any change in exchange rates that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

     We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2002, we maintained the equivalent of approximately RMB1.3 billion in U.S. dollar or Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 32 to our audited consolidated financial statements. Guangshen Railway believes that it has or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. Guangshen Railway does not engage in any financial contract or other arrangement to hedge its currency exposure.

     We are not aware of any other PRC laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders.

                                    TAXATION

PRC TAXATION

TAX BASIS OF ASSETS

     As of June 30, 1995, our assets were valued in conjunction with the restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.

INCOME TAX

     Since January 1, 1994, income tax payable by PRC domestic enterprises, including state-owned enterprises and joint stock companies, has been governed by the PRC Enterprise Income Tax Provisional Regulations, or EIT regulations, which provide for an income tax rate of 33%, unless a lower rate is provided by law, administrative regulations or State Council regulations. Guangshen Railway is generally subject to tax at a rate of 33% pursuant to the EIT Regulations. However, as a result of its incorporation in the Shenzhen Special Economic Zone, our corporate income tax rate is reduced to 15%. Pursuant to an approval from the Shenzhen Local Tax Bureau dated November 12, 1997, Guangshen Railway was also entitled to a 50% further reduction of income tax arising from its high-speed train services in 1997, 1998 and 1999. To the extent that Guangshen Railway engages in other businesses through subsidiaries, those other companies are subject to corporate income tax rates of either 15% or 33% (applicable to places other than Shenzhen), depending mainly on their places of incorporation.

VALUE ADDED TAX

     Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994 and its implementing rules, any goods sold by Guangshen Railway, including any sales at concession stands operated by Guangshen Railway, are subject to value added tax. Value added tax payable is calculated by "output value added tax" minus "input value added tax." Input value added tax payable by Guangshen Railway on purchases is recoverable out of the output value added tax collected from the customers, and any excess of output value added tax over input value added tax paid is payable to the tax authority.

     The rate of value added tax on inputs and outputs is 17%.

BUSINESS TAX

     Pursuant to the Provisional Regulations of the PRC Concerning Business Tax effective from January 1, 1994 and its implementing rules, business tax is imposed on enterprises that provide transportation services in the PRC. Business tax is levied at a rate of 3% on the transport of passengers and goods in or out of the PRC.


TAX ON DIVIDENDS

     For an Individual Investor. According to the Provisional Regulations of the PRC Concerning Questions of Taxation on Enterprises Experimenting with the Share System promulgated on June 12, 1992, referred to herein as the provisional regulations, an income tax of 20% shall be withheld in accordance with the Individual Income Tax Law of the PRC on dividend payments from such enterprises to an individual. For a foreign individual who is not a resident of the PRC, the receipt of dividends from a company in the PRC is normally subject to this 20% PRC withholding tax unless reduced by an applicable double-taxation treaty. However, on July 21, 1993, the PRC State Tax Bureau issued a Notice Concerning the Taxation of Gains on Transfers and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, referred to herein as the tax notice, which stipulates that dividends from a PRC company on shares listed on an overseas stock exchange, or overseas shares, such as H shares (including H shares represented by ADSs), would not for the time being be subject to PRC withholding tax. The relevant tax authority has thus far not collected any withholding tax on dividend payments on overseas shares.

     Amendments to the Individual Income Tax Law of the PRC were promulgated on October 31, 1993 and became effective on January 1, 1994. These amendments stipulate that any provisions of prior administrative regulations concerning individual income tax that contradict the amendments shall be superseded by the amendments. The amendments and the amended Individual Income Tax Law may be interpreted as meaning that foreign individuals will be subject to a withholding tax on dividends received from a company in the PRC at a rate of 20% unless such income is specifically exempted from individual income tax by the financial authority of the State Council.

     However, in a letter dated July 26, 1994 to the State Commission for restructuring the Economic System, the State Securities Commission and the China Securities Regulatory Commission regarding "Relevant Tax Issues on Dividends Received by Foreigners Who Hold Shares of Listed PRC Companies," the State Tax Bureau reiterated the temporary tax exemption stated in the Tax Notice for dividends received from a PRC company listed overseas. As long as this letter is in effect, foreign individual investors will not be subject to the 20% withholding tax on dividends received from such a company.

     For an Enterprise. When a foreign enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, the foreign enterprise is normally subject to PRC withholding tax of 20% under the Income Tax Law of the PRC Concerning Enterprises with Foreign Investment and Foreign Enterprises. With respect to dividends paid by a company incorporated in the Shenzhen Special Economic Zone (such as Guangshen Railway), the withholding tax rate is 10%. However, according to the tax notice, a foreign enterprise without an establishment in the PRC receiving a dividend payment on overseas shares, such as H shares or ADSs, will not be subject to withholding tax on the dividend payment.


CAPITAL GAINS TAX

     For An Individual Investor. Although the Provisions of Implementation of Individual Income Tax Law of the PRC, issued on January 29, 1994, stipulate that gains realized on the sale of shares by an individual would be subject to income tax at a rate of 20% and empower the Ministry of Finance to draft detailed rules on the mechanism of collecting this tax, the tax notice provides that gains realized by holders (both individuals and enterprises) of H shares or ADSs will not be subject to income tax. In March 1996, the Ministry of Finance and the State Tax Bureau issued the Notice on the Temporary Non-Levy of Individual Income Tax on Gains from Share Transfers, providing that individual income tax will not be imposed on gains from the sale of shares in 1996. The Ministry of Finance and the State Tax Bureau have made no subsequent pronouncement on this subject. Consequently, the March 1996 notice remains in effect.

     For An Enterprise. A foreign enterprise with no establishment or office in the PRC is generally subject to a 20% tax on capital gains from the sale of shares in a company in the PRC. However, Guangshen Railway believes that the tax exemption on capital gains enjoyed by foreign enterprises pursuant to the tax notice continues to be valid.


TAX TREATIES

     Foreign enterprises with no establishment in the PRC and individuals not resident in the PRC and who are resident in countries that have entered into double taxation treaties with the PRC may be entitled to a reduction of any withholding tax imposed on the payment of dividends from a PRC company. The PRC currently has double taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

     The Agreement Between the Government of the United States of America and the PRC Government for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, together with related protocols, referred to herein as the US-PRC tax treaty, currently limit the rate of PRC withholding tax upon dividends paid by Guangshen Railway to a United States holder who is a United States resident for purposes of the US-PRC tax treaty to 10%. It is uncertain if the US-PRC tax treaty exempts from PRC tax the capital gains of a U.S. holder arising from the sale or disposition of H shares or ADSs. U.S. holders are advised to consult their tax advisors with respect to these matters.


UNITED STATES FEDERAL INCOME TAXATION

     The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

     -    tax-exempt entities;

     - partnerships or other entities treated as partnerships for United States federal income tax purposes;

     -    certain insurance companies;

     -    broker-dealers;

     -    traders in securities that elect to mark to market;

     -    U.S. holders liable for alternative minimum tax;

     -    U.S. holders that own 10% or more of our voting stock;

     - U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

     -    U.S. holders whose functional currency is not the U.S. dollar.

     This discussion is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

     You are a "U.S holder" if you are:

     - a citizen or resident of the United States for United States federal income tax purposes;

     - a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is subject to United States federal income tax without regard to its source; or

     -    a trust:

          -- subject to the primary supervision of a United States court and the control of one or more United States persons; or

          -- that has elected to be treated as a United States person under applicable United States Treasury regulations.

     This discussion does not address any aspects of United States taxation other than federal income taxation.

     WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSS.

     In general, if you hold ADR's evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company ("PFIC"), as discussed under "PFIC Rules" below.


DISTRIBUTIONS ON THE H SHARES OR ADSS

     The gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H shares or ADSs and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

     If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss.

     Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and generally will be treated as "passive income" or, in the case of some U.S. holders, "financial services income." You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial.


SALE, EXCHANGE OR OTHER DISPOSITION

     Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 20 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations.

     If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.


PFIC RULES

     In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

     - 75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

     - 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

     We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

     If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to "excess distributions" made by us on the H shares or ADSs and with respect to gain from your disposition of the H shares or ADSs. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

     The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid "mark-to-market" election. If your H shares or ADSs were treated as shares regularly traded on a "qualified exchange" for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The New York Stock Exchange in which the ADSs will be traded is a qualified exchange for United States federal income tax purposes.

     Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

     If you own the H shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.


BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to "backup withholding" with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you

     - are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

     - provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

     Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.


HONG KONG TAXATION

     The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H shares or ADSs held by you.


DIVIDENDS

     No tax will be payable by you in Hong Kong in respect of dividends paid by us.


TAXATION OF CAPITAL GAINS

     No capital gain tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H Shares). However, if trading gains from the sale of property by persons as part of profit making are regarded as carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, such trading gains will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16% on corporations and at a maximum rate of 15% on individuals. Amendments to increase the Hong Kong profits tax to 17.5% for corporations and 15.5% for individuals have been proposed by the Financial Secretary. However, as of the date of this annual report, such proposals have not yet been adopted. Gains from sales of the H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

     There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs (i.e., the profits derived abroad), where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the New York Stock Exchange.


HONG KONG STAMP DUTY

     Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. An ad valorem duty is charged at the rate of 0.2% of the value of the H shares transferred and the relevant contract notes shall be stamped (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares.

     The withdrawal of H shares when ADSs are surrendered, and the issuance of ADSs when H shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, if the withdrawal or deposit results in a change of legal and beneficial ownership under Hong Kong law. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty payable on transfers of ADSs outside of Hong Kong.

HONG KONG ESTATE DUTY

     Estate duty is levied on the value of property situated in Hong Kong passing or deemed passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. Currently, for persons dying on or after April 1, 1998, Hong Kong estate duty is imposed on the principal value of a deceased's estate at graduated rates from 5% to 15%. No estate duty is payable where the principal value of the dutiable estate does not exceed HK$7.5 million; the maximum rate of 15% applies where the principal value exceeds HK$10.5 million.


                              DOCUMENTS ON DISPLAY

     We filed with SEC in Washington, D.C. a registration statement on Form F-1 (Registration No. 333-3382) under the Securities Act in connection with our global offering of American depositary shares in May 1996. The registration statement contains exhibits and schedules. For further information with respect to Guangshen Railway and our American depositary shares, please refer to the registration statement and to the exhibits and schedules filed with the registration statement.

     Additionally, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the SEC. You may review a copy of the registration statement and other information without charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. You may also inspect the registration statement and its exhibits and schedules at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. You may also get copies, upon payment of a prescribed fee, of all or a portion of the registration statement from the SEC's public reference room or by calling the SEC on 1-800-SEC-0330 or visiting the SEC's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

       ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following paragraphs describe the various market risks to which we were exposed as of December 31, 2002.


CURRENCY RISK

     As approved by the PRC foreign exchange administration, Hong Kong dollar-denominated income from our through train service may be deposited in Hong Kong dollars and need not be converted into renminbi. If necessary, subsequent payment of Hong Kong dollar-denominated and U.S. dollar-denominated dividends on our H shares and ADSs, respectively, may have to be made after reconverting renminbi at the then applicable People's Bank of China rate into the relevant foreign currency. Some of our vendor contracts and equipment leases for the provision of equipment, parts and services, particularly with respect to the high-speed project, are paid by us in foreign currencies. While our foreign currency deposits are relatively stable, they are insufficient to pay all dividends and operating expenses, therefore, we bear the risk of exchange rate fluctuations when we convert renminbi to pay foreign-currency denominated dividends and operating expenses. However, our management believes that these contingent exposures relating to foreign exchange rate fluctuations have not had and are not likely to have a material effect on our financial position. As a result, we do not enter into any hedging transactions with respect to our exposure to foreign currency movements. Furthermore, we are not aware of any effective financial hedging products that serve as protection against a possible renminbi devaluation.


INTEREST RATE RISK

     Funds we do not need in the short term are kept as temporary cash deposits in commercial banks and in the Ministry of Railways Deposit-taking Center in the form of demand or time deposits. We do not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2002, we had no loans outstanding. Accordingly, we are not exposed to any material interest rate risks.

     As of December 31, 2002, our balances denominated in Hong Kong dollars and U.S. dollars had been translated into renminbi at the applicable market exchange rates as of that date, amounting to approximately RMB1.34 billion. If the applicable market exchange rates were to change by 10%, this would result in a change in fair value of approximately RMB134 million in these balances. For the year ended December 31, 2002, the interest income derived from cash balances at banks and temporary cash investments amounted to approximately RMB29.0 million. A 10% change in interest rates would result in a change in interest income of approximately RMB2.9 million.

     Except as described above and in notes 26 and 27 to our audited consolidated financial statements herein, our management believes that as of the end of December 31, 2002, at present and in our normal course of business, we are not subject to any other market-related risks.

         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

            ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.


        ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                               AND USE OF PROCEEDS

            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     None.


                        ITEM 15. CONTROLS AND PROCEDURES

     Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of our management, including our principal executive and financial officers, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 under the Exchange Act). Based on that evaluation, our principal executive and financial officers concluded that the design and operation of these disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities. There were no significant changes in our internal controls or in other factors that could significantly affect our disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls. As a result, no corrective actions were required or undertaken. However, as recommended by the SEC in its adopting release, our principal executive and financial officers along with other management personnel are continually testing and improving our disclosure controls and procedures and we will be making modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.


                               ITEM 16. [RESERVED]

                                    PART III

                          ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.


                          ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-41 following Item 19.


                                ITEM 19. EXHIBITS

     (a)  See pages F-1 to F-41 following this item.

     (b)  Index of Exhibits

     Documents filed as exhibits to this annual report:

Exhibit
Number        Description
-------       -----------
6.1           X    Statement explaining how earnings per share information was calculated in this annual report
7.1           X    Statements explaining how certain ratios are calculated in this annual report
8.1           X    List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2002
12.1          X    Section 302 principal executive officers' and principal financial officer's certifications
12.2          X    Certifications pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley
                   Act of 2002.

GUANGSHEN RAILWAY COMPANY LIMITED
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF 31 DECEMBER, 2000, 2001 AND 2002
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
    Report of Independent Public Accountants............................... F-2
    Consolidated Income Statements for the years ended 31 December,
        2000, 2001 and 2002................................................ F-4
    Consolidated Balance Sheets as of 31 December, 2001 and 2002........... F-5
    Consolidated Cash Flow Statements for the years ended 31 December
        2000, 2001 and 2002................................................ F-6
    Consolidated Statements of Changes in Equity for the years ended
        31 December 2000, 2001 and 2002.................................... F-7
    Notes to the Consolidated Financial Statements......................... F-8

[PRICEWATERHOUSECOOPERS LOGO]


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Guangshen Railway Company Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the "Company") and its subsidiaries (established in the People's Republic of China) as of 31 December, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with International Standards on Auditing issued by the International Federation of Accountants and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. The consolidated financial statements of the Company and its subsidiaries as of 31 December, 2001, and for each of the two years in the period ended 31 December, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 23, 2002.

International Financial Reporting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December, 2002 and the determination of consolidated shareholders' equity at 31 December, 2001 and 2002 to the extent summarized in Note 30 to the consolidated financial statements.


PRICEWATERHOUSECOOPERS
Certified Public Accountants


Hong Kong
April 23, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN & CO AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN & CO:

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of Guangshen Railway Company Limited:

We have audited the accompanying Consolidated Balance Sheets of Guangshen Railway Company Limited (the "Company") and its subsidiaries (established in the People's Republic of China) as of 31 December, 2000 and 2001, and the related Consolidated Statements of Income, Changes in Equity and Cash Flows for the years ended 31 December, 1999, 2000 and 2001, expressed in Chinese Renminbi. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with international standards on auditing issued by the International Federation of Accountants and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of 31 December, 2000, and 2001, and the results of their operations and cash flows for the years ended 31 December, 1999, 2000 and 2001 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards do not conform to generally accepted accounting principles in the United States of America. A description of the significant differences between those two generally accepted accounting principles and the approximate effect of those differences on net income and shareholders' equity are set forth in Note 30 to the Consolidated Financial Statements.



ARTHUR ANDERSEN & CO
Certified Public Accountants


Hong Kong
April 23, 2002

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

              FOR THE YEARS ENDED 31 DECEMBER, 2000, 2001 AND 2002

            (Amounts in thousands, except per share and per ADS data)

                                              Notes                       Years ended 31 December,
                                              -----      ----------------------------------------------------------
                                                            2000            2001            2002            2002
                                                         ----------      ----------      ----------      ----------
                                                             RMB             RMB             RMB             US$
Revenues from railroad businesses
   Passenger                                              1,237,289       1,426,010       1,846,599         222,482
   Freight                                                  549,694         567,276         514,036          61,932
                                                         ----------      ----------      ----------      ----------
   Sub-total                                              1,786,983       1,993,286       2,360,635         284,414
Revenues from other businesses                              193,415         160,306         156,893          18,903
                                                         ----------      ----------      ----------      ----------
Total revenues                                            1,980,398       2,153,592       2,517,528         303,317
                                                         ----------      ----------      ----------      ----------
Operating expenses

   Railroad businesses
     Labour and benefits                                   (260,671)       (320,569)       (373,781)        (45,034)
     Equipment leases and services                         (263,348)       (262,320)       (433,918)        (52,279)
     Materials and supplies                                (121,337)       (144,651)       (192,141)        (23,150)
     Repair costs, excluding materials and
       supplies                                             (93,471)        (94,545)       (102,377)        (12,335)
     Depreciation                                          (305,300)       (342,534)       (335,508)        (40,423)
     Amortization of leasehold land payments                (15,394)        (15,453)        (15,131)         (1,823)
     Fees for social services                               (58,300)        (57,157)        (57,385)         (6,914)
     General and administrative expenses        4          (131,885)       (150,162)       (123,800)        (14,915)
     Others                                                 (47,758)        (73,238)       (101,251)        (12,198)
                                                         ----------      ----------      ----------      ----------
     Sub-total                                           (1,297,464)     (1,460,629)     (1,735,292)       (209,071)
                                                         ----------      ----------      ----------      ----------
   Other businesses
     Materials and supplies                                (121,535)       (108,930)       (124,602)        (15,013)
     General and administrative expenses        4           (41,994)        (29,922)        (35,137)         (4,233)
                                                         ----------      ----------      ----------      ----------
     Sub-total                                             (163,529)       (138,852)       (159,739)        (19,246)
                                                         ----------      ----------      ----------      ----------
Total operating expenses                                 (1,460,993)     (1,599,481)     (1,895,031)       (228,317)
                                                         ----------      ----------      ----------      ----------
Profit from operations                                      519,405         554,111         622,497          75,000

Other (expense) income                          5            (5,537)         12,952           6,575             792
Interest income, net                            6            76,566          63,621          32,712           3,941
Share of profits (losses) of associates         16              253             609            (323)            (39)
                                                         ----------      ----------      ----------      ----------
Profit before tax                                           590,687         631,293         661,461          79,694

Income tax expense                              7           (99,380)        (99,297)       (104,265)        (12,562)

Minority interests                                              782           1,499            (113)            (14)
                                                         ----------      ----------      ----------      ----------
Profit attributable to shareholders                         492,089         533,495         557,083          67,118
                                                         ==========      ==========      ==========      ==========
Earnings per share
    - Basic                                     8           RMB0.11         RMB0.12         RMB0.13         USD0.02
                                                         ==========      ==========      ==========      ==========
    - Diluted                                   8               N/A             N/A             N/A             N/A
                                                         ==========      ==========      ==========      ==========

Earnings per equivalent ADS
    - Basic                                     8           RMB5.68         RMB6.15         RMB6.42         USD0.77
                                                         ==========      ==========      ==========      ==========
    - Diluted                                   8               N/A             N/A             N/A             N/A
                                                         ==========      ==========      ==========      ==========

       The accompanying notes are an integral part of these Consolidated Income Statements.

---------
Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2002 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2002.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF 31 DECEMBER, 2001 AND 2002

                             (Amounts in thousands)

                                                           Notes                    31 December,
                                                          ------      -------------------------------------------
                                                                         2001             2002            2002
                                                                      ----------       ----------      ----------
                                                                          RMB              RMB             US$
ASSETS

Current assets
     Cash and cash equivalents                                           365,508        1,413,045         170,246
     Temporary cash investments                             10         1,376,602          567,339          68,354
     Interest receivables                                                 14,873           18,851           2,271
     Trade receivables                                      11            67,440           51,457           6,200
     Materials and supplies                                               34,191           34,105           4,109
     Prepayments and other receivables, net                 12           307,403          241,224          29,063
     Due from Parent Company                                              29,499           39,374           4,744
     Due from related parties                                            276,013          267,885          32,275
                                                                      ----------       ----------      ----------
         Total current assets                                          2,471,529        2,633,280         317,262
Fixed assets                                                13         7,031,040        6,798,280         819,070
Construction-in-progress                                    14           446,399          672,827          81,063
Leasehold land payments                                     15           673,746          656,998          79,156
Interests in associates                                     16           141,122          140,842          16,969
Available-for-sale investments                              17            32,000          166,695          20,084
Deferred tax assets                                         18             5,193            7,577             913
Deferred staff costs                                        19           196,187          181,095          21,819
                                                                      ----------       ----------      ----------
         Total assets                                                 10,997,216       11,257,594       1,356,336
                                                                      ==========       ==========      ==========


LIABILITIES AND EQUITY

Current liabilities
     Trade payables                                                       69,048           41,734           5,028
     Payables for construction of fixed assets                           199,780          181,473          21,864
     Accrued expenses and other payables                    20           519,900          529,797          63,831
     Due to related parties                                               58,650          158,199          19,060
     Dividend payable                                                     13,598           90,663          10,923
                                                                      ----------       ----------      ----------
         Total current liabilities                                       860,976        1,001,866         120,706
                                                                      ----------       ----------      ----------

Minority interests                                                        15,617           11,577           1,395
                                                                      ----------       ----------      ----------
Equity
     Common stock, par value RMB1.00 per share,
         4,335,550 shares authorised and outstanding        21         4,335,550        4,335,550         522,355
     Additional paid-in capital                                        3,984,135        3,984,135         480,016
     Dedicated capital                                                 1,198,335        1,287,370         155,105
     Retained earnings                                                   602,603          637,096          76,759
                                                                      ----------       ----------      ----------
         Total equity                                                 10,120,623       10,244,151       1,234,235
                                                                      ----------       ----------      ----------
         Total liabilities and equity                                 10,997,216       11,257,594       1,356,336
                                                                      ==========       ==========      ==========

       The accompanying notes are an integral part of these Consolidated Balance Sheets.

---------
Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2002 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2002.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

              FOR THE YEARS ENDED 31 DECEMBER, 2000, 2001 AND 2002

                             (Amounts in thousands)

                                                                          Year ended 31 December,
                                                       -------------------------------------------------------------
                                                          2000             2001             2002             2002
                                                       ----------       ----------       ----------       ----------
                                                           RMB              RMB              RMB              US$
CASH FLOWS FROM OPERATING ACTIVITIES:
   Profit attributable to shareholders                    492,089          533,495          557,083           67,118
   Adjustments for:
       Minority interests                                    (782)          (1,499)             113               14
       Income tax expense                                  99,380           99,297          104,265           12,562
       Depreciation                                       308,795          345,949          337,797           40,698
       Amortisation of leasehold land payments             15,394           15,453           15,131            1,823
       Loss on disposals of fixed assets                    4,579           25,448           29,339            3,535
       Amortization of deferred staff costs                14,461           15,721           15,092            1,818
       Housing benefits charged for retired
         employees                                          3,602               --               --               --
       Share of (profits) losses of associates               (253)            (609)             323               39
       Provision for doubtful accounts                     17,030           29,620            4,598              554
       Interest expense                                     3,887            2,087            4,064              490
       Interest income                                    (80,452)         (65,708)         (36,920)          (4,448)
       Decrease (increase) in current assets
         Trade receivables                                 12,986            4,597           24,064            2,899
         Materials and supplies                            (5,526)          (4,158)              86               10
         Prepayments and other receivables                (47,702)        (141,067)          87,676           10,563
         Due from Parent Company                          (32,119)          51,105           (9,875)          (1,190)
         Due from related parties                          48,482          (28,081)           8,128              979
       Increase (decrease) in current liabilities
         Trade payables                                    11,561            7,901          (27,314)          (3,291)
         Due to related parties                           (90,594)          (5,084)          99,549           11,994
         Accrued expenses and other payables               22,382          102,329           48,529            5,849
       Interest paid                                       (3,887)          (2,087)          (4,064)            (490)
       Tax paid                                           (64,124)         (98,693)        (100,487)         (12,107)
                                                       ----------       ----------       ----------       ----------
   Net cash provided by operating activities              729,189          886,016        1,157,177          139,419
                                                       ----------       ----------       ----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets and payments for
     construction-in-progress, net of related
     payables                                            (564,759)        (551,508)        (553,337)         (66,667)
   Proceeds from sale of fixed assets                          --               --           12,369            1,490
   Increase in interests in associates                    (33,513)         (17,572)          (4,761)            (574)
   Decrease in temporary cash investments                  61,450           74,728          777,898           93,723
   Purchase of available-for-sale investments                  --           (2,000)         (14,108)          (1,700)
   Interest received                                       78,735           65,927           32,942            3,969
                                                       ----------       ----------       ----------       ----------
   Net cash (used in) from investing activities          (458,087)        (430,425)         251,003           30,241
                                                       ----------       ----------       ----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Dividends paid to group shareholders                  (520,266)        (419,957)        (356,490)         (42,951)
   Dividends paid  to minority interests                     (187)            (180)          (4,153)            (500)
                                                       ----------       ----------       ----------       ----------
   Net cash used in financing activities                 (520,453)        (420,137)        (360,643)         (43,451)
                                                       ----------       ----------       ----------       ----------

Net (decrease) increase in cash and cash
   equivalents                                           (249,351)          35,454        1,047,537          126,209

Cash and cash equivalents, beginning of year              579,405          330,054          365,508           44,037
                                                       ----------       ----------       ----------       ----------
Cash and cash equivalents, end of year*                   330,054          365,508        1,413,045          170,246
                                                       ==========       ==========       ==========       ==========

*    Analysis of the balances of cash and cash equivalents

                                                                          Year ended 31 December,
                                                       -------------------------------------------------------------
                                                          2000             2001             2002             2002
                                                       ----------       ----------       ----------       ----------
                                                           RMB              RMB              RMB              US$
Cash and bank deposits                                    330,054          365,508        1,413,045          170,246
                                                       ==========       ==========       ==========       ==========

       The accompanying notes are an integral part of these Consolidated Cash Flow Statements.

---------
Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2002 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2002.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

              FOR THE YEARS ENDED 31 DECEMBER, 2000, 2001 AND 2002

                             (Amounts in thousands)

                                                                     Dedicated capital
                                                              ------------------------------------
                                        Share                             Statutory
                                      capital/   Additional   Statutory    public    Discretionary
                                       common      paid-in     surplus     welfare      surplus      Retained
                                Note    stock      Capital     reserve      fund        reserves     earnings     Total
                                ----  ---------  ----------   ---------   ---------  -------------  ---------   ----------
                                          RMB         RMB         RMB         RMB          RMB          RMB         RMB
Balances at January 1, 2000           4,335,550   3,984,135     321,646     315,099      286,709      805,721   10,048,860
Profit attributable to
   shareholders                              --          --          --          --           --      492,089      492,089
Appropriation from retained
   earnings                      22          --          --      53,802      53,607       54,950     (162,359)          --
Dividends relating to 1999       9           --          --          --          --           --     (520,266)    (520,266)
                                      ---------   ---------   ---------   ---------    ---------    ---------   ----------
Balances at January 1, 2001           4,335,550   3,984,135     375,448     368,706      341,659      615,185   10,020,683

Profit attributable to
   shareholders                              --          --          --          --           --      533,495      533,495
Appropriation from retained
   earnings                      22          --          --      56,660      55,862           --     (112,522)          --
Dividends relating to 2000       9           --          --          --          --           --     (433,555)    (433,555)
                                      ---------   ---------   ---------   ---------    ---------    ---------   ----------
Balances at January 1, 2002           4,335,550   3,984,135     432,108     424,568      341,659      602,603   10,120,623

Profit attributable to
   shareholders                              --          --          --          --           --      557,083      557,083
Appropriation from retained
   earnings                      22          --          --      59,301      29,734           --      (89,035)          --
Dividends relating to 2001       9           --          --          --          --           --     (433,555)    (433,555)
                                      ---------   ---------   ---------   ---------    ---------    ---------   ----------
Balances at 31 December, 2002         4,335,550   3,984,135     491,409     454,302      341,659      637,096   10,244,151
                                      =========   =========   =========   =========    =========    =========   ==========


The accompanying notes are an integral part of these Consolidated Statements of Changes in Equity.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


1.   ORGANISATION AND PRINCIPAL ACTIVITIES

Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6 March, 1996 to take over and operate certain railroad and other businesses (the "Businesses").

Prior to the formation of the Company, the Businesses were carried on by the Company's predecessor, Guangshen Railway Company (the "Predecessor"), and certain of its subsidiaries, and in certain cases, by Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries, which were all under the common control and jurisdiction of the PRC Ministry of Railways (the "MOR"). The Predecessor was controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on 8 March, 1996 and with effect from 6 March, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 shares of ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring").

In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (the "Group").

The principal activities of the Group are railroad passenger and freight transportation. The Group also operate certain other businesses, principally services in the stations and sales of food, beverages and merchandise aboard the trains and in the stations.

The directors of the Company considered Guangzhou Railway (Group) Company, a state-owned enterprise established in the PRC, to be the ultimate holding company.

The Group conduct their operations in the PRC and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of North American and Western European companies. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange, government regulation of the railway system, development and competition in the transportation industry, insurance, entry by the PRC with the World Trade Organisation (the "WTO"), and the ability to obtain sufficient financing. These are described further in the following paragraphs:

(a)  Political environment

     The operating results of the Group may be adversely affected by changes in the political and social conditions in the PRC and by changes in governmental policies with respect to laws and regulations, inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. While the PRC's government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. It is also possible that a change in the PRC's leadership could lead to changes in economic policy.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

(b)  Economic environment

     The economy of the PRC differs significantly from the economies in the North America and Western Europe in many respects, including its structure, levels of development and capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The adoption of economic reform policies since 1978 has resulted in a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of such assets, and increased emphasis on the utilization of market forces, and rapid growth in the PRC's economy. However, such growth has been uneven among various regions of the country and among various sectors of the economy.

     The central government has from time to time adopted various measures designed to stabilize the economy, regulate growth and contain inflation. All such economic events and measures could adversely affect the results of operations and expansion plans of the Group.

(c)  Legal environment

     The PRC legal system is based on written statutes under which prior court decisions may be cited as authority but do not have binding precedential effect. The PRC's legal system is relatively new, and the government is still in the process of developing a comprehensive system of laws, a process that has been ongoing since 1979. Considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Such legislation has significantly enhanced the protection afforded to foreign investors. However, experience with respect to the implementation, interpretation and enforcement of such laws is limited.

(d)  Foreign currency exchange

     The books and records of the Group are maintained in RMB, their functional currency. RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the banks and other institutions authorised by the People's Bank of China ("PBOC") to buy and sell foreign exchange.

     The applicable market exchange rates used for the transactions are administered by the PBOC. Enterprises can deal with an approved bank for foreign exchange on recurring items and approved capital items.

     A major portion of the Company's revenues is denominated in RMB. A portion of such revenues will need to be converted into other currencies to meet foreign currency obligations such as payment of any dividends declared. The existing foreign exchange limitations under PRC law could affect the Group's ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures or for distribution of dividends on H shares and ADSs.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

(e)  Government regulation of the railway system

     The PRC's national railway system is principally state-owned and operated as a single unified system, and is subject to operational and regulatory control by the MOR and, with respect to price setting for transport services, by the State Council of the PRC (the "State Council"). Prior to the Restructuring, the Company operated substantially within this system in which the MOR exercised overall authority over transportation operations, equipment and materials procurement, engineering and construction, revenue and expenditure controls, as well as other aspects of railroad operations.

     In connection with the Restructuring, the Company was granted special flexibility and autonomy in areas such as obtaining freight cars, scheduling services and determining the mix of passenger seat classes within its own line, routing trains through bottlenecks and dispatching empty freight cars to destinations beyond its rail line. In addition, in February 1996, the State Council granted the Company, with effect from April 1, 1996, increased flexibility and autonomy with respect to the setting of passenger fares and freight tariffs. This regulatory flexibility and autonomy allows the Company a greater degree of control over its operations and the ability to adjust its services to meet market demand. Further, in preparation for the offering in 1996, the Company received legal clarification and confirmation of its asset ownership, corporate powers and relationships with service providers and other entities in the national railway system.

     Although the operating flexibility and autonomy were granted to the Company without a fixed time limit, there can be no assurance that these will not be changed in the future or that other railway operators will not be granted similar treatment. Apart from the special dispensations granted in connection with the Restructuring, the Company, as a part of the national railway system, is generally subject to industry regulation by the MOR and must coordinate as required with other entities in the railway system.

     PRC government regulation has a significant impact on the Group's businesses. The price of railway transportation in particular is an important factor and has a substantial impact on the Group's business income. The regulatory framework with respect to the pricing of railway services may limit the Group's flexibility to respond to market conditions, competition or changes in the Group's cost structure.

(f)  Development and competition in the transportation industry

     As the industrial structure in the PRC is increasingly upgraded, advanced technological products, such as computer components, will gradually replace traditional industrial products as the principal goods in the Group's freight transportation business. These changes will affect the variety, volume and price of the Group's freight transportation and could have an adverse effect on the Group's results of operations.

     Intensifying competition from other forms of transportation may affect the Group's profitability and growth. With the gradual implementation of the PRC government's policies of supporting infrastructure industries, the railway transportation sector, particularly the passenger transportation business, is facing increasing competition from other means of surface, air and water transportation. The Group, in particular, face significant competition from bus services operating in the Pearl River Delta.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

(g)  Insurance

     The Company does not currently maintain any insurance coverage with third party carriers against third party liabilities. Pursuant to applicable PRC regulations and the practice of national railway companies, the Company is liable for (i) personal injury to or death of its passengers, in the case of accidents and regardless of fault, for up to RMB40 per passenger and
     (ii) personal injury to or death of non-passengers, for hospital and/or funeral expenses and a payment of up to RMB40 per person, and/or property damage to non-passengers (exclusive of damage to freight shipped by the Company), but in each case only to the extent that the Company is at fault. With respect to loss of or damage to baggage, parcels and freight, the Company's customers may elect to purchase insurance administered by the MOR for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB0.013 for each kilogram of damaged baggage and/or parcels. Similarly, freight transport customers who elect not to purchase insurance may recover up to RMB2 for each ton of damaged freight.

     Consistent with what it believes to be the customary practice among railway operators in the PRC, the Company does not maintain insurance coverage for its property and facilities (other than for its automobiles), for business interruption or for environmental damage arising from accidents on Company property or relating to Company operations. As a consequence, in the event of an accident or other event causing loss, destruction or damage to the Company's property or facilities, causing interruption to the Company's normal operations or causing liability for environmental damage or clean-up, the Company will be reliant on its own resources to cover losses and damages.

     With respect to its employees, the Company does not maintain medical insurance or disability insurance with any third party insurance carriers. The Company has adopted internal rules to provide for medical and disability benefits to its employees, consistent with MOR regulations and practices and relevant regulations of the Shenzhen municipality. The Company has entered into service agreements with the Parent Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company ("GEDC"), a wholly-owned subsidiary of the Parent Company, pursuant to which the health care facilities owned by these entities provide medical services to the Company's employees and their families.

(h)  Entry by the PRC with the WTO

     Entry by the PRC with the WTO, may increase competition for the Group's business. With the PRC's entry into the WTO, other Chinese coastal cities' significance in trading will be enhanced. Part of the freight currently transferred through ports in Hong Kong and Shenzhen will be shipped to other ports in the PRC, which will adversely affect the Group's railway freight business. In addition, as the PRC government lifts control over foreign investments, including allowing foreign participation in railway construction, the Company's railway monopoly position in its region may be challenged by foreign strategic investment, and potential competitors may arise in the Pearl River Delta.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


1.   ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

(i)  Ability to obtain sufficient financing

     The Company may be unable to obtain sufficient financing to fund its substantial capital requirements, which could limit its growth potential. The Company estimates that it will require approximately RMB769,000 for capital expenditures in 2003, mainly including the construction of its fourth track between Guangzhou and Shenzhen, the construction of a technical support and maintenance depot in northern Shenzhen, the purchase of additional locomotives and trains. The Company's actual capital requirements may be greater. The Company may not be able to obtain sufficient funds on commercially acceptable terms. If adequate capital is not available, the Company's planned capital expenditure and business prospects could be adversely affected.

2.   PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Group are as follows:

(a)  Basis of presentation

     The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC, which have been prepared in accordance with generally accepted principles and relevant financial regulations in the PRC ("PRC GAAP"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IFRS. Differences arising from the restatements are not incorporated in the accounting records of the Group.

     The principal adjustments made to conform to IFRS include the following:

     o    Additional depreciation charges on fixed assets;

     o    Write-down of reclaimed rails to realizable value;

     o Difference in the recognition policy on housing benefits to the employees;

     o    Reversal of dividends declared after end of year;

     o    Recording of deferred tax impact according to IFRS;

     o    Write-off of deferred renovation expenses.

     The financial statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain fixed assets are stated at valuation less accumulated depreciation and impairment losses.

     The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(a)  Basis of presentation (Cont'd)

     The Consolidated Financial Statements reflect certain reclassification and additional disclosures to conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America.

     Difference between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are set forth in Note 30.

     Translation of amounts from RMB into US$ for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2002 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2002.

(b)  Group accounting

     The consolidated financial statements include those of the Company and its subsidiaries and also incorporate the Group's interest in associates on the basis as set out in Note 2(c) and 2(d) below. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

     All significant intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated on consolidation; unrealised losses are also eliminated unless cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(c)  Subsidiaries

     Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

(d)  Associates

     Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

     Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.

     Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(e)  Foreign currency transactions

     The Group maintains its books and records in RMB.

     Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement in the period in which they arise. Translation differences on monetary assets measured at fair value are recognized in foreign exchange gains and losses.

     The Group did not enter into any hedge contracts during any of the periods presented. No foreign currency exchange gains or losses were capitalized for any periods presented.

(f)  Financial instruments

     Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, temporary cash investments, trade receivables and payables, other receivables and payables and available-for-sale investments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

     The Group had no derivative financial instruments in any of the years presented.

(g)  Fixed assets

     Fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use.

     Subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where there has been a material change. Increases in valuation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Upon the disposal of the fixed assets, the relevant portion of the realized revaluation reserve of previous valuations is transferred from the revaluation reserve to retained earnings and is shown as a movement in reserves.

     Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of 4% to 10% of cost, of each asset over its estimated useful life.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(g)  Fixed assets (Cont'd)

     The estimated useful lives are as follows:

     Buildings                                  25 to 40 years
     Leasehold improvements                     over the lease terms
     Track, bridges and service roads           44 years
     Locomotives and rolling stock              16 years
     Communications and signaling systems       8 to 20 years
     Other machinery and equipment              7 to 25 years

     Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

     Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement. When revalued assets are sold, the amounts included in fair value and other reserves are transferred to retained earnings.

     Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

(h)  Construction-in-progress

     Construction-in-progress represents plant and facilities, including railroad stations and maintenance facilities under construction and machinery pending for installation. This includes the costs of construction and acquisition. No depreciation is provided on construction in progress until the asset is completed and put into use.

(i)  Leasehold land payments

     All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land for its rail line, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortized over the lease terms of 36.5 to 50 years.

(j)  Impairment of long lived assets

     Fixed assets and other non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(k)  Available-for-sale investments

     Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for sale investments; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. All purchases and sales of available-for-sale investments are recognized on the date that the transaction is effective. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairments.

(l)  Deferred staff costs

     The Group have finalized a scheme for selling staff quarters to its staff in 2000. Under the scheme, the Group sold certain staff quarters to their employees at preferential prices as housing benefits to the employees. The total housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is the estimated remaining average service lives of the employees participating in the scheme. Upon the sales of staff quarters to the employees, the housing benefits incurred are recorded as deferred staff costs and amortized over the remaining average service lives of the employees participating in the scheme.

(m)  Operating leases

     Leases where a significant portion of the risks and rewards of ownership are retained by the lesser are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

(n)  Materials and supplies

     Materials and supplies consist mainly of items for repair and maintenance of track, and are stated at weighted average cost. Materials and supplies are expensed when used.

(o)  Receivables

     Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(p)  Temporary cash investments

     Temporary cash investments represent short-term deposits with original maturities ranging from three months to one year, which are held for investment purpose and are stated at cost.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(q)  Cash and cash equivalents

     Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other financial institutions, other short-term highly liquid investments with original maturities of three months or less.

(r)  Income tax expense

     The Group provides for income tax expense on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable to enterprises established/incorporated in the PRC.

     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(s)  Employee benefits

     Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 10% of the standard salary set by the provincial government, of which 5% is borne by the Company or its subsidiaries and the remainder is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

(t)  Provisions

     Provisions are recognized when the Group has a present legal or constructive obligation as result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(u)  Revenue recognition

     Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognized on the following bases:

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(u)  Revenue recognition (Cont'd)

     (i)  Rendering of services and sales of goods

          Railroad revenues are recognized when services are performed. Revenues from other businesses include sales aboard the trains and in the stations of food, beverages and other merchandise and revenues from operating restaurants in major stations. Revenues from operating restaurants are recognized when services are rendered.

          Sales aboard the trains and in the stations of food, beverages and merchandise are recognized upon delivery, when the significant risks and rewards of ownership of these goods have been transferred to the buyers.

          Revenues are net of turnover tax.

     (ii) Interest income

          Interest income from bank deposits is recognized on a time proportion basis, taking into account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

     (iii) Dividend income

          Dividend income is recognized when the right to receive payment is established.

(v)  Dividends

     Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

(w)  Segments

     Business segments: for management purposes the Group is organized into railroad transportation and other business operations. The divisions are the basis upon which the Group reports their primary segment information. Financial information on business segments is presented in Note 3.

     Intersegment transactions: segment revenues, segment expenses and segment performance include transfers between business segments. Those transfers are eliminated on consolidation.

3.   SEGMENTAL INFORMATION

(a)  Business segments

     The Group conducts the majority of its business activities in railroad and other business operations (see Note 1). These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies in Note 2. The Group evaluates performance based on profit from operations. Segment assets consist primarily of fixed assets, materials and supplies, receivables and operating cash, and mainly exclude deferred tax assets and interests in associates. Segment liabilities comprise operating liabilities and exclude taxes payable. Capital expenditure comprises additions to fixed assets (see Note 13) and construction-in-progress (see Note 14).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


3.   SEGMENTAL INFORMATION

     (a)  Business segments

          An analysis by business segment is as follows:

                                                       Railroad businesses          Other businesses
                                                    ------------------------     ----------------------
                                                       2002           2001          2002         2001
                                                    ----------     ---------     ---------    ---------
                                                      RMB'000       RMB'000       RMB'000      RMB'000
     Revenues
     - External                                      2,360,635     1,993,286       156,893      160,306
     - Inter-segment                                        --            --        75,188       52,159
                                                    ----------     ---------     ---------    ---------
                                                     2,360,635(i)  1,993,286(i)    232,081      212,465
                                                    ==========     =========     =========    =========

     Segment result                                    625,343       532,657        (2,846)      21,454
     Other income                                        1,411        12,004         5,164          948
     Interest income                                    36,281        64,634           639        1,074
     Finance costs                                          --            --            --           --
     Share of (losses) profits of associates              (323)          609            --           --
     Income tax expense
     Minority interests

     Profit attributable to shareholders

     Other information
     Segment assets                                 10,147,098    10,123,179       962,077      727,722

     Deferred tax assets                                    --            --            --           --

     Interests in associates                           139,972       140,252           870          870


     Total assets


     Segment liabilities                               678,303       495,934       251,719      299,360

     Taxes payable                                          --            --            --           --

     Total liabilities

     Capital expenditure
                       - Accrual basis                 526,700       837,117         8,330        3,392

                       - Cash basis                    545,007       548,116         8,330        3,392

     Non-cash expenses - Depreciation                  335,508       342,534         2,289        3,415

                       - Amortization of leasehold
                         land payments                  15,131        15,453            --           --

                       - Provision for doubtful
                         accounts                        4,257        29,038           341          582

                       - Amortization of deferred
                         staff costs                    15,092        15,721            --           --

                                                         Unallocated              Consolidation                 Total
                                                     ---------------------    ---------------------    ------------------------
                                                       2002         2001         2002        2001          2002          2001
                                                     --------    ---------    ---------   ---------    ----------    ----------
                                                     RMB'000      RMB'000      RMB'000     RMB'000       RMB'000       RMB'000
     Revenues
     - External                                            --           --           --          --     2,517,528     2,153,592
     - Inter-segment                                       --           --      (75,188)    (52,159)            -             -
                                                     --------    ---------    ---------   ---------    ----------    ----------
                                                           --           --      (75,188)    (52,159)    2,517,528     2,153,592
                                                     ========    =========    =========   =========    ==========    ==========

     Segment result                                        --           --           --          --       622,497       554,111
     Other income                                          --           --           --          --         6,575        12,952
     Interest income                                       --           --           --          --        36,920        65,708
     Finance costs                                     (4,208)      (2,087)          --          --        (4,208)       (2,087)
     Share of (losses) profits of associates               --           --           --          --          (323)          609
     Income tax expense                                                                                  (104,265)      (99,297)
     Minority interests                                                                                      (113)        1,499
                                                                                                       ----------    ----------
     Profit attributable to shareholders                                                                  557,083       533,495
                                                                                                       ==========    ==========
     Other information
     Segment assets                                       --            --           --          --    11,109,175    10,850,901

     Deferred tax assets                               7,577         5,193           --          --         7,577         5,193

     Interests in associates                              --            --           --          --       140,842       141,122
                                                                                                       ----------    ----------

     Total assets                                                                                      11,257,594    10,997,216
                                                                                                       ==========    ==========

     Segment liabilities                                  --            --           --          --       930,022       795,294

     Taxes payable                                    71,844        65,682           --          --        71,844        65,682
                                                                                                       ----------    ----------
     Total liabilities                                                                                  1,001,866       860,976
                                                                                                       ==========    ==========
     Capital expenditure
                       - Accrual basis                    --            --           --          --       535,030       840,509
                                                                                                       ==========    ==========
                       - Cash basis                       --            --           --          --       553,337       551,508
                                                                                                       ==========    ==========
     Non-cash expenses - Depreciation                     --            --           --          --       337,797       345,949
                                                                                                       ==========    ==========
                       - Amortization of leasehold
                         land payments                    --            --           --          --        15,131        15,453
                                                                                                       ==========    ==========
                       - Provision for doubtful
                         accounts                         --            --           --          --         4,598        29,620
                                                                                                       ==========    ==========
                       - Amortization of deferred
                         staff costs                      --            --           --          --        15,092        15,721
                                                                                                       ==========    ==========

For the years ended 31 December, 2000, 2001 and 2002, no revenues from a single customer counted for 10 percent or more of the Group's total revenues

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


3.   SEGMENTAL INFORMATION (CONT'D)

(a)  Business segments (Cont'd)

     (i)  Revenues from railroad businesses include:

                                               Year ended 31 December,
                                      -----------------------------------------
                                         2000            2001            2002
                                      ---------       ---------       ---------
                                         RMB             RMB             RMB

          Passenger                   1,237,289       1,426,010       1,846,599
          Freight                       549,694         567,276         514,036
                                      ---------       ---------       ---------
          Total                       1,786,983       1,993,286       2,360,635
                                      =========       =========       =========

(b)  Geographic segments

     For the year ended 31 December, 2002, all of the Group's business operations are conducted in the PRC.

4.   GENERAL AND ADMINISTRATIVE EXPENSES

                                                                        Year ended 31 December,
                                                               ----------------------------------------
                                                                 2000             2001            2002
                                                               -------          -------         -------
                                                                 RMB              RMB             RMB
Wages and bonus                                                 19,666           15,026          16,226
Retirement and employee benefits                                47,235           50,553          49,722
Utility expenses                                                 3,017              361             195
Selling expenses                                                 8,212            5,397               -
Office expenses                                                 10,692           14,394          15,538
Construction duty, land use fees and other duties                2,944            3,664           3,761
Depreciation                                                     3,284            3,392           1,625
Amortization of deferred staff costs                            14,461           15,721          15,092
Provision for doubtful accounts                                 17,030           29,620           4,598
Others                                                          47,338           41,956          52,180
                                                               -------          -------         -------
                                                               173,879          180,084         158,937
                                                               =======          =======         =======
Attributable to:
     Railroad businesses                                       131,885          150,162         123,800
     Other businesses                                           41,994           29,922          35,137
                                                               -------          -------         -------
                                                               173,879          180,084         158,937
                                                               =======          =======         =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


5.   OTHER (EXPENSES) INCOME

                                   Year ended 31 December,
                            -----------------------------------
                              2000          2001          2002
                            -------       -------       -------
                              RMB           RMB           RMB
Exchange (gain) losses       (1,691)       (1,069)          799
Others                       (3,846)       14,021         5,776
                            -------       -------       -------
                             (5,537)       12,952         6,575
                            =======       =======       =======

6.   INTEREST INCOME, NET

                                   Year ended 31 December,
                            -----------------------------------
                              2000          2001          2002
                            -------       -------       -------
                              RMB           RMB           RMB
Finance costs                (3,887)       (2,087)       (4,208)
Interest income              80,453        65,708        36,920
                            -------       -------       -------
                             76,566        63,621        32,712
                            =======       =======       =======

7.   INCOME TAX EXPENSE

Enterprises established in Shenzhen Special Economic Zone are subject to income tax at a reduced rate of 15% as compared with the standard rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to a reduced income tax rate of 15% starting from the same year. The income tax rate of the Company for the year ended 31 December, 2002 is 15%.

According to the relevant income tax laws, other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation/establishment. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years. There is no material effect on the consolidated financial statements of the Company arising from these tax holidays.

Save as described above, the directors of the Company are not being informed of any change in the enterprise income tax treatment applicable to the Group.

Details of taxation charged to the consolidated income statement during the year were as follows:

                                                                        Year ended 31 December,
                                                                 -------------------------------------
                                                                   2000          2001           2002
                                                                 --------      --------       --------
                                                                    RMB           RMB            RMB
Provision for PRC income tax                                       94,347       106,823        106,649
Deferred tax loss (income) resulting from provision for
   doubtful accounts                                                5,033        (4,175)        (1,173)
Deferred tax income resulting from loss on the disposals of
   fixed assets                                                        --        (3,351)        (1,211)
                                                                 --------      --------       --------
                                                                   99,380        99,297        104,265
                                                                 ========      ========       ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


7.   INCOME TAX EXPENSE (CONT'D)

Reconciliation of the statutory tax rate to effective tax rate is as follows:

                                                                        2000             2001            2002
                                                                     ----------       ----------       ----------
                                                                     Percentage       Percentage       Percentage

Weighted average statutory tax rate                                     15.0%            15.0%           15.0%
Tax effect of expenses that are not deductible in determining taxable profit:
   - Provision for doubtful accounts                                     1.2%              --              --
   - Amortisation of deferred staff costs                                0.5%             0.4%            0.3%
Effect of different tax rates for certain subsidiaries and
      others                                                             0.1%             0.4%            0.4%
                                                                        -----            -----           -----
Effective income tax rate                                               16.8%            15.8%           15.7%
                                                                        =====            =====           =====

8.   EARNINGS PER SHARE AND PER EQUIVALENT ADS

The calculation of basic earnings per share and per equivalent ADS were based on the profit attributable to shareholders for the year attributable to ordinary shareholders of RMB557,083 (2001: RMB533,495), divided by the weighted average number of ordinary shares and equivalent ADS outstanding during the year of 4,335,550,000 and 86,711,000 respectively (2001: 4,335,550,000 and 86,711,000 respectively). No diluted earnings per share and per equivalent ADS were presented as there were no dilutive potential ordinary shares as of year end.

9.   DIVIDENDS

In 2002, the directors have recommended and declared a final dividend of RMB0.10 (2001: RMB0.10) per share in respect of the financial year ended 31 December, 2002, totaling RMB433,555 (2001: RMB433,555).

10.  TEMPORARY CASH INVESTMENTS

                                                                             31 December,
                                                                     ------------------------
                                                          Note          2001            2002
                                                          ----       ---------        -------
                                                                        RMB             RMB

Time deposits with maturities over three months in banks   (a)       1,126,450        399,339
Time deposits with maturities over three months in the
   MOR's Railway Deposits-taking Center                    (b)         250,152        168,000
                                                                     ---------        -------
                                                                     1,376,602        567,339
                                                                     =========        =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


10.  TEMPORARY CASH INVESTMENTS (CONT'D)

(a) Time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB, Hong Kong dollars ("HK$") and United States dollars ("USD") with original maturities ranging from six months to one year, placed with banks in the PRC. The annual interest rates of RMB deposits was 1.98% in 2002 (2001: 2.16%), the annual interest rate of HK$ deposit was 1.13% in 2002 (2001: from 1.25% to 3.91%) and the annual interest rates of USD deposits were LIBOR plus a floating rate ranged from -0.2% to 0.1% (2001: from -0.2% to 0.1%). Total interest earned from such deposits amounted to approximately RMB15,121 for the year (2001: approximately RMB46,875).

(b) Time deposits with maturities over three months in the MOR's Railroad Deposit-taking Center consist of short-term deposits denominated in RMB and USD with original maturities ranging from six months to one year. The annual interest rates of RMB deposits ranged from 1.98% in 2002 (2001: from 2.25% to 5.00%) and the annual interest rates of USD deposits were LIBOR plus a floating rate ranged from -0.2% to 0.1% (2001: from -0.2% to 0.1%). Total interest earned from such deposits amounted to approximately RMB3,239 (2001: approximately RMB28,792) for the year (see Note 24).

11.  TRADE RECEIVABLES

                                                             31 December,
                                                        ---------------------
                                                          2001          2002
                                                        -------       -------
                                                          RMB           RMB
Trade receivables                                        91,480        67,416
Less: Provision for doubtful accounts                   (24,040)      (15,959)
                                                        -------       -------
                                                         67,440        51,457
                                                        =======       =======

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are widely dispersed. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade receivables.

Movements of provision for doubtful accounts:

                                                      Year ended 31 December,
                                                      -----------------------
                                                       2001              2002
                                                      ------           ------
                                                        RMB               RMB
At beginning of year                                   8,633           24,040
Addition of provision during the year                 15,407                -
Utilization during the year                                -           (8,081)
                                                      ------           ------
At end of year                                        24,040           15,959
                                                      ======           ======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


12.  PREPAYMENTS AND OTHER RECEIVABLES, NET

                                                31 December,
                                           -----------------------
                                             2001           2002
                                           --------       --------
                                              RMB            RMB
Other receivables                           125,686        149,385
Less: Provision for doubtful accounts       (34,008)       (39,898)
                                           --------       --------
Other receivables, net                       91,678        109,487
Prepayments                                 215,725        131,737
                                           --------       --------
                                            307,403        241,224
                                           ========       ========

Movements of provision for doubtful accounts:

                                           Year ended 31 December,
                                           -----------------------
                                             2001           2002
                                           --------       --------
                                              RMB            RMB
At beginning of year                         19,144         34,008
Addition of provision during the year        14,864          5,890
                                           --------       --------
At end of year                               34,008         39,898
                                           ========       ========


As of 31 December, 2002, the Company had fixed deposit with the principal amount of approximately RMB31 million in Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"). The Company had not been able to recover the principal from Li Cheng upon the expiry of the fixed deposit term . In March 1999, the Company instituted legal proceedings against Li Cheng to recover the deposit and the related interest. According to the court verdict dated 12 October, 1999, Li Cheng was required to repay the deposit principal and the related interest to the Company. As Li Cheng failed to execute the court ruling, the Company further applied to the court for compulsory enforcement of the court order. In July 2000, Li Cheng filed a petition to the court for winding up. On 9 November, 2000, the court ordered the suspension of execution of the court ruling dated 12 October, 1999, while Li Cheng was undergoing a winding-up. On 23 November, 2000, the Company applied to the Guangdong Provincial Government for allocation of special funds by the government to Li Cheng for repayment of the Company's deposit principal. The provincial government accepted the petition and requested the municipal government to follow up on the case. As of the date of this report, the fixed deposit has not yet been collected. Accordingly, in current year, the Company reclassified such amount from temporary cash investments to other receivables and accounted for provision for doubtful accounts pursuant to management's estimates.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


13.  FIXED ASSETS, NET

                                                                            Group
                                 ---------------------------------------------------------------------------------------------
                                                              Track,     Locomotives  Communications    Other
                                                           bridges and       and            and        machinery
                                               Lease hold     service      rolling       signaling       and
                                  Buildings   improvement      roads        stock         systems      equipment       Total
                                 ----------   -----------  -----------   -----------  --------------  ----------    ----------
                                     RMB           RMB          RMB           RMB           RMB           RMB           RMB
Cost/valuation
As of 1 January, 2001             2,108,498            --    4,102,845       849,462       510,683     1,426,443     8,997,931
Additions                             1,631        38,500        7,591        56,048         8,492        99,140       211,402
Transfer from
construction-in-progress            152,761            --       52,068       200,475        10,106         9,157       424,567
Disposals                          (196,345)           --      (92,488)     (101,774)      (38,557)      (11,966)     (441,130)
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------
As of 31 December, 2001           2,066,545        38,500    4,070,016     1,004,211       490,724     1,522,774     9,192,770
Additions                            25,985            --       22,871        23,620         1,475        78,161       152,112
Transfer from
construction-in-progress             40,852            --       43,791           870        46,372        14,401       146,286
Reclassification                   (124,057)           --      122,752            --       (42,484)       43,789            --
Disposals                           (68,169)           --      (13,884)       (2,496)     (198,981)      (73,413)     (356,943)
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------
As of 31 December, 2002           1,941,156        38,500    4,245,546     1,026,205       297,106     1,585,712     9,134,225
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------
Representing:
At cost                              27,694        38,500       40,255           870        46,456        55,586       209,361
At 2002 professional valuation    1,913,462            --    4,205,291     1,025,335       250,650     1,530,126     8,924,864
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------
                                  1,941,156        38,500    4,245,546     1,026,205       297,106     1,585,712     9,134,225
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------

Accumulated depreciation
As of 1 January, 2001               285,600            --      852,322       215,657       250,614       318,831     1,923,024
Charges for the year                 61,043         5,775       91,185        53,905        50,304        83,737       345,949
Disposals                            (1,214)           --      (11,447)      (56,637)      (34,336)       (3,609)     (107,243)
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------
As of 31 December, 2001             345,429         5,775      932,060       212,925       266,582       398,959     2,161,730
Charges for the year                 58,739         7,700       92,400        60,723        23,962        94,273       337,797
Reclassification                    (22,652)           --       18,404            --        (4,256)        8,504            --
Disposals                            (5,324)           --       (5,311)       (2,496)     (107,891)      (42,560)     (163,582)
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------
As of 31 December, 2002             376,192        13,475    1,037,553       271,152       178,397       459,176     2,335,945
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------
Net book value
At end of year                    1,564,964        25,025    3,207,993       755,053       118,709     1,126,536     6,798,280
                                 ==========    ==========   ==========    ==========    ==========    ==========    ==========
At beginning of year              1,721,116        32,725    3,137,956       791,286       224,142     1,123,815     7,031,040
                                 ==========    ==========   ==========    ==========    ==========    ==========    ==========


Had the fixed assets been carried at cost less accumulated depreciation, the carrying amounts at year end would have been:

Cost                              1,102,617        38,500    3,466,945     1,002,484       266,179     1,470,261     7,346,986
Accumulated depreciation           (192,666)      (13,475)    (677,572)     (229,672)     (160,458)     (407,152)   (1,680,995)
                                 ----------    ----------   ----------    ----------    ----------    ----------    ----------
                                    909,951        25,025    2,789,373       772,812       105,721     1,063,109     5,665,991
                                 ==========    ==========   ==========    ==========    ==========    ==========    ==========

On 6 March, 1996, the fixed assets of the Group were revalued by Vigers Hong Kong Limited (the "Valuer"), a qualified independent valuer in Hong Kong, using a replacement cost approach and open market value approach. The replacement cost approach considers the cost to replace in new condition the assets appraised for similar assets, and includes purchase price, delivery charge and installation cost. The purchase price is based on the open market value. The Valuer assumed that the assets will be used for the purposes for which they are presently used and did not consider alternative uses. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185 was recorded by the Group as of 6 March, 1996, and depreciation on the increment to fixed assets commenced on that date. Upon the Restructuring, the revaluation surplus was converted to shares allotted to the Parent Company.

On 30 September 2002, the fixed assets were revalued by Pan-China (Schinda) Certified Public Accountants, a qualified independent valuer registered in the PRC, on a replacement cost approach and open market value approach, where applicable. These fixed assets were stated at their revalued amounts in the financial statements as of 30 September, 2002.

The directors of the Company are of the opinion that the carrying values of fixed assets as of 31 December, 2002 approximated to their fair values.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


14.  CONSTRUCTION-IN-PROGRESS

                                    31 December,
                              -----------------------
                                2001           2002
                              --------       --------
                                 RMB            RMB
At beginning of year           369,285        446,399
Additions                      629,107        382,918
Disposals                     (127,426)       (10,204)
Transfer to fixed assets      (424,567)      (146,286)
                              --------       --------
At end of year                 446,399        672,827
                              ========       ========

As of 31 December, 2002, there was no interest capitalised in the construction-in-progress as the Group had no bank borrowings.

Disposals in 2002 mainly represented injection in available-for-sale investments (see Note 17). Disposals in 2001 mainly represented disposals of staff quarters.

15.  LEASEHOLD LAND PAYMENTS

                              Year ended 31 December,
                              -----------------------
                                2001           2002
                              --------       --------
                                 RMB            RMB
Cost
At beginning of year           769,724        762,087
Additions                        6,327             --
Disposals                      (13,964)        (2,000)
                              --------       --------
At end of year                 762,087        760,087
                              --------       --------
Accumulated amortization
At beginning of year            74,493         88,341
Charges for the year            15,453         15,131
Disposals                       (1,605)          (383)
                              --------       --------
At end of year                  88,341        103,089
                              --------       --------
Net book value
At end of year                 673,746        656,998
                              ========       ========
At beginning of year           695,231        673,746
                              ========       ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


16.  INTERESTS IN ASSOCIATES

                                                   31 December,
                                             -----------------------
                                               2001           2002
                                             --------       --------
                                              RMB'000        RMB'000

Share of net assets, beginning of year        116,868        117,477
Addition                                           --         19,420
Share of profits (losses) before tax              609           (323)
                                             --------       --------
Share of net assets, end of year              117,477        136,574

Due from associates                            88,787         48,095
Due to associates                              (2,742)           (40)
                                             --------       --------
                                              203,522        184,629

Less: Provision for impairment in value       (29,689)       (29,689)
      Provision for doubtful accounts         (32,711)       (14,098)
                                             --------       --------
                                              141,122        140,842
                                             ========       ========

The amounts due from/to associates are unsecured, interest free and had no fixed repayment dates. The provision for impairment in value and provision for doubtful accounts were provided for Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") as Zengcheng Lihua is in financial difficulty.

Movements of provision for impairment in value and for doubtful accounts are as follows:

                                Year ended 31 December,
                                -----------------------
                                   2001          2002
                                 -------       -------
                                    RMB           RMB
Beginning of year                 63,051        62,400
Utilization during the year         (651)      (18,613)
                                 -------       -------
End of year                       62,400        43,787
                                 =======       =======

As of 31 December, 2002, the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the
PRC:

                                                               Percentage
                                                                of equity
                                                                interest
                                              Date of         attributable
                                           incorporation         to the           Paid-up
         Name of the entity               / establishment       Company          capital        Principal activities
--------------------------------------    ----------------    ------------   --------------    ----------------------
Directly held by the Company

Guangzhou Tiecheng Enterprise                   2 May, 1995        49%       RMB245,000,000    Properties management
   Company Limited                                                                               and trading of
                                                                                                 merchandise

Guangzhou Tielian Economy                 27 December, 1994        34%         RMB1,000,000    Warehousing and
   Development Company Limited                                                                   freight transport
                                                                                                 agency


               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


16.  INTERESTS IN ASSOCIATES (CONT'D)

                                                               Percentage
                                                                of equity
                                                                interest
                                              Date of         attributable
                                           incorporation         to the           Paid-up
         Name of the entity               / establishment       Company          capital          Principal activities
--------------------------------------    ----------------    ------------   --------------    ----------------------
Zengcheng Lihua Stock Company               30 July, 1992          27%       RMB100,000,000    Real estate,
   Limited                                                                                       warehousing, cargo
                                                                                                 loading and unloading
Indirectly held by the Company

Guangzhou Dongqun Advertising               6 March, 1996          40%           RMB500,000    Design and production
   Company Limited                                                                               of advertisements

Guangzhou Huangpu Yuehua Freight            20 July, 1990        33.3%         RMB6,610,000    Cargo loading and
   Transportation Joint Venture                                                                  unloading,
   Company Limited                                                                               warehousing, freight
                                                                                                 transport agency



17.  AVAILABLE-FOR-SALE INVESTMENTS

                                                          31 December,
                                                      --------------------
          Name of the investee company                  2001         2002
          ----------------------------                -------      -------
                                                      RMB'000      RMB'000
China Railcom Company Limited ("China Railcom")*           --      120,587
Shenzhen Innovation Technology Investment
  Company Limited                                      30,000       30,000
China Railway Express Company Limited                      --       13,608
Shenzhen Huatie Enterprise Company Limited              2,000        2,000
Zhongtie Information Company Limited                       --          500
                                                      -------      -------
                                                       32,000      166,695
                                                      =======      =======

All the above investees are unlisted companies and stated at cost. The Company's share of equity interests in each of the respective companies is not more than 10%. No quoted market prices are available for the above unlisted companies as of year end.

* In 2002, the Company invested in China Railcom by injecting certain communication and signaling systems and related constructions in progress with their respective carrying value of approximately RMB120,587. China Railcom has confirmed in writing that the Group is entitled to the 0.85% equity interest in China Railcom as of 31 December, 2002. The relevant legal registration procedures are in progress.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


18.  DEFERRED TAX ASSETS

                                                31 December,
                                              ----------------
                                               2001       2002
                                              -----      -----
                                               RMB        RMB
Deferred tax assets:
   - Provision for doubtful accounts          1,842      3,015
   - Losses on disposals of fixed assets      3,351      4,562
                                              -----      -----
                                              5,193      7,577
                                              =====      =====

The movements of deferred taxation during the years are as follows:

                                                  Year ended 31 December,
                                                  -----------------------
                                                     2001         2002
                                                    ------       ------
                                                      RMB          RMB
At beginning of year                                (2,333)       5,193
Credit to consolidated profit during the years       7,526        2,384
                                                    ------       ------
At end of year                                       5,193        7,577
                                                    ======       ======

19.  DEFERRED STAFF COSTS

                                             31 December,
                                        -----------------------
                                          2001           2002
                                        --------       --------
                                         RMB'000        RMB'000
Cost, at beginning and end of year       226,369        226,369
                                        --------       --------
Accumulated amortization
At beginning of year                     (14,461)       (30,182)
Charges for the year                     (15,721)       (15,092)
                                        --------       --------
At end of year                           (30,182)       (45,274)
                                        --------       --------
 Net book amount
 At end of year                          196,187        181,095
                                        ========       ========
 At beginning of year                    211,908        196,187
                                        ========       ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


20.  ACCRUED EXPENSES AND OTHER PAYABLES

                                     31 December,
                                 --------------------
                                   2001         2002
                                 -------      -------
                                   RMB          RMB
Advances from customers          173,533      143,388
Accrued expenses                  98,349       79,790
Salary and welfare payables       42,657       21,260
Taxes payables                    65,682       71,844
Other payables                   139,679      213,515
                                 -------      -------
                                 519,900      529,797
                                 =======      =======

Other payables mainly represented various payables and deposits for daily operation of business.

21.  SHARE CAPITAL

As of 31 December, 2002, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

                                                                      Percentage
                                        Number of       Nominal       of capital
                                          shares         value           stock
                                        ---------      ---------      ----------
                                          '000            RMB
Authorised, issued and fully paid:
   State-owned Domestic Shares          2,904,250      2,904,250             67%
   H Shares                             1,431,300      1,431,300             33%
                                        ---------      ---------       ---------
                                        4,335,550      4,335,550            100%
                                        =========      =========       =========

22.      DISTRIBUTION OF INCOME

According to the articles of association of the Company, when distributing net profit of each year, the Company shall set aside 10% of its net profit after tax based on the Company's local statutory accounts for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% for the statutory public welfare fund at a percentage determined by the directors. The Company may make appropriation from its net profit to the discretionary surplus reserve provided it is approved by a resolution of a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without prior approval from a shareholders' general meeting under certain conditions.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year net profit shall be used to make good the losses before allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

The statutory public welfare fund is used to build or acquire capital items, such as dormitories and other facilities for the Company's employees and cannot be used to pay for welfare expenses. Title of these capital items will remain with the Company.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


22.  DISTRIBUTION OF INCOME (CONT'D)

The statutory surplus reserve, the discretionary surplus reserve and the share premium may be converted into capital stock provided it is approved by a resolution at a shareholders' general meeting and the balance of the statutory surplus reserve does not fall below 25% of the registered capital stock. The Company may either distribute new shares in proportion to the number of shares held by shareholders, or increase the par value of each share.

In accordance with the articles of association of the Company, dividends are determined based on the least of income determined in accordance with (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the retained earnings as reported in the statutory accounts may be different from the amount reported in the accompanying consolidated income statement.

As of 31 December, 2002, the reserve of the Company available for distribution was approximately RMB667,416 (2001: approximately RMB621,595).

23.  RETIREMENT BENEFITS

All the full-time staff of the Group are covered by a defined-contribution pension scheme. Pursuant to a circular dated 24 October, 1995 issued by the Parent Company, the Company is required to pay to the Parent Company an amount equivalent to 19% of the salary and certain amount of bonus of the staff for pension benefits, and the Parent Company is responsible for the ultimate pension liability to the staff. Starting from December 2000, the percentage borne by the Company changed to 18% pursuant to another circular dated 21 December, 2000 issued by the Parent Company.

                                       31 December,
                                     ----------------
                                      2001       2002
                                     -----      -----
                                      RMB        RMB
Payable for pension obligations      9,002         --
                                     =====      =====

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


24.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) During the year, the Group had the following material transactions with related parties:

     Recurring transactions

     A significant portion of transactions undertaken by the Group during the year was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with its related parties during the year:

                                                                                          Year ended 31 December,
                                                                                     ---------------------------------
                                                                                       2000         2001         2002
                                                                                     -------      -------      -------
                                                                                       RMB          RMB          RMB
     Lease of locomotives and related services from Yang Cheng Railway Company,
         a subsidiary of the Parent Company(i) (iii)                                 132,576       70,345       42,047

     Provision of trains and related services from Guangmeishan Railway
        Company Limited, a subsidiary of the Parent Company (iii)                     23,839        5,205        4,864

     Provision of trains and related services by Sanmao Railway Company Limited,
        an associate of the Parent Company (iii)                                       3,546           --           --

     Provision of trains and related services by Changsha Railway Company,
        a subsidiary of the Parent Company (iii)                                       5,336           --           --

     Provision of trains and related services by Huaihua Railway Company,
        a subsidiary of the Parent Company (iii)                                       3,317           --           --

     Purchases of materials and supplies from Guangzhou
        Railway Material Supply Company, a subsidiary of
        the Parent Company                                                            22,846       36,544       33,074

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


24.  RELATED PARTY TRANSACTIONS (CONT'D)

                                                                                          Year ended 31 December,
                                                                                     ---------------------------------
                                                                                       2000         2001         2002
                                                                                     -------      -------      -------
                                                                                       RMB          RMB          RMB
     Social services (employee housing, health care, educational and public security services and other ancillary services) provided by the Parent
        Company and related parties (including Guangzhou Railway (Group)
        Guangshen Railway Enterprise Development Company)                             58,300       56,800       66,744

     Operating lease rentals paid to the MOR                                          50,435       52,296       57,298

     Provision of trains and related service through MOR (iii)                            --       66,475      211,667

     Provision of trains usage and related services from Guangzhou Railway
        (Group) Passenger Transportation Company, a subsidiary of the
        Parent Company                                                                    --        7,844        6,681

     Interest received from the Parent Company (ii)                                      447           --           --

     Interest expenses paid to the Parent Company (ii)                                 3,886        1,178        2,443

     Interest received from the MOR's Railroad
        Deposit-taking Centre (see Note 10(b) and 24(b))                              25,792       11,887        3,239

     Interest received from Pingnan Railway Company
        Limited, an associate of the Parent Company (ii)                               1,712        1,866          806

     Interest received from Guangmeishan Railway Company
        Limited (ii)                                                                     833        1,291        1,884

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


24.  RELATED PARTY TRANSACTIONS (CONT'D)

     (i) The lease agreement with Yang Cheng Railway Company was revised on March 6, 1996 and provides for a 10-year lease period starting from 1996. The lease with MOR is renewable annually and is based on the uniform rate set by MOR and is renewable annually.

     (ii) The interest was resulted from the long-distance transportation services, which was calculated based on the average balances due from/to related parties on a quarterly basis, at the prevailing interest rates of six-month bank loans.

     (iii) Pursuant to the Notice "Tiezhengfa 2000 No. 116" issued by the MOR, starting from January 1, 2001, settlement method regarding provision of trains and related services for long-distance passenger transportation was changed. Settlements previously made with certain subsidiaries of the Parent are now performed through MOR's Settlement Centre. The Company's directors are of the opinion that the change in settlement method does not have material impact on the Group' results.

(b) As of 31 December, 2002, the Group had the following material balances with related parties:

                                                                   31 December,
                                                              ----------------------
                                                                2001          2002
                                                              -------       --------
                                                                RMB           RMB
     Temporary cash investments in the MOR's Railroad
        Deposit-taking Center (see Note 10(b))                250,152        168,000
     Bank deposits in the MOR's railroad Deposit-taking
        Center                                                 38,767        206,452
     Due from Parent Company                                   29,499         39,374
     Due from related parties                                 276,013        267,885
     Due to related parties                                   (58,650)      (158,199)

     As of 31 December, 2002, the balances with the MOR, the Parent Company and related parties are unsecured, non-interest bearing and repayable on demand, except for those disclosed in Notes 10(b), 24(a) and bank deposits in MOR's railroad Deposit-taking centre. These balances resulted from transactions carried out by the Group with related parties in the ordinary course of business.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


25.  NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

                                                        Year ended 31 December,
                                                   ---------------------------------
                                                    2000          2001         2002
                                                   -------      -------      -------
                                                     RMB           RMB          RMB
     Non-cash investment transaction
     - Investment in China Railcom (see Note 17)        --           --      120,587
                                                   -------      -------      -------
                                                        --           --      120,587
                                                   =======      =======      =======

26.  FINANCIAL INSTRUMENTS

     The carrying amounts of the cash and cash equivalents, temporary cash investments and accounts receivable and payables of the Group approximate their fair values because of the short maturity of those instruments. Cash and cash equivalents and temporary cash investments denominated in foreign currencies have been translated at the applicable market exchange rates prevailing at the balance sheet date. The Company has not had and does not believe it will have any difficulty in exchanging its foreign currency cash and cash equivalents for RMB.

     As of 31 December, 2002, cash and cash equivalents and temporary cash investments were mainly maintained with commercial banks in the PRC and the MOR's Railroad Deposit-taking Centre.

     As of 31 December, 2002, balances denominated in USD and HK$ have been translated into RMB at the applicable market exchange rates as of that date.

27.  CONCENTRATION OF RISKS

(a)  Credit risk

     The carrying amount of cash and cash equivalents, accounts receivable and other receivables, and due from related parties and other current assets except for prepayments and deferred tax assets , represent the Group's maximum exposure to credit risk in relation to financial assets.

     The majority of the Group's accounts receivable relate to the rendering of services or sales of products to third party customers. The Group perform ongoing credit evaluations of their customers' financial condition and generally do not require collateral on accounts receivable. The Group maintain a provision for doubtful accounts and actual losses have been within management's expectation.

     No other financial assets carry a significant exposure to credit risk.

(b)  Interest rate risk

     The directors of the Group believe that the exposure to interest rate risk of financial assets and liabilities as of 31 December, 2002 was minimum since their deviation from their respective fair values was not significant.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


27.  CONCENTRATION OF RISKS (CONT'D)

(c)  Currency risk

     Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not freely convertible into foreign currencies. On 1 January, 1994, the Mainland China government abolished the dual rate system and introduced single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply free convertibility of Renminbi into foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institution requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

28.  COMMITMENTS

(a)  Capital commitments

     As of 31 December, 2002, the Group had the following capital commitments:

                                                                       31 December,
                                                                   --------------------
                                                                     2001         2002
                                                                   -------      -------
                                                                     RMB          RMB
     Authorised and contracted for                                  15,640      10,158
                                                                   =======      =======

(b)  Operating lease commitments

     Total future minimum lease payments under non-cancelable operating leases were as follows:

                                                                       31 December,
                                                                   --------------------
                                                                     2001         2002
                                                                   -------      -------
                                                                     RMB          RMB
     Machinery and equipment
         - not more than one year                                       --      108,000
         - more than one year but not more than two years          108,000      108,000
         - more than two years but not more than three years       108,000      108,000
         - more than three years but not more than four years      108,000       75,375
         - more than four years but not more than five years        75,375           --
                                                                   -------      -------
                                                                   399,375      399,375
                                                                   =======      =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


29.  CONTINGENCY

As of 31 December, 2002, the Company's investment in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140,000. In 1996, Tiecheng entered into an agreement with a Hong Kong incorporated company to establish Guangzhou Guantian Real Estate Company("Guangzhou Guantian"), a sino-foreign contractual joint venture to develop certain properties near a railway station operated by the Group.

On 27 October, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua" ) and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party.

Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on 4 Novermeber, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257,000 plus interest from Guangdong Guancheng.

As stated above, if Guangzhou Guantian is held responsible for the guarantee, the Group may need to provide for impairment on its interests in Tiecheng. Having consulted an independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Tiecheng is now in the process to apply to the court for discharging the obligation of Guangzhou Guantian in relation to the guarantee. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts.

30.  DIFFERENCE BETWEEN IFRS AND US GAAP

The accompanying financial statements conform to IFRS which differ in certain respects from those prepared under Generally Accepted Accounting Principles in the United States of America ("US GAAP"). A major difference between IFRS and US GAAP, which has a significant effect on consolidated profit attributable to shareholders and consolidated net assets is set out below:

Revaluation of fixed assets

As stated in Note 13, the Group revalued their fixed assets on March 6, 1996. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185 was recorded by the Group on that date. The revaluation as of September 30, 2002 did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded for the year ended 31 December, 2002.

Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB48,422 for the year ended 31 December, 2002 (2001: approximately RMB48,422).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


30. DIFFERENCE BETWEEN IFRS AND US GAAP (CONT'D)

Under US GAAP, fixed assets are required to be stated at original cost. Hence, no additional depreciation from revaluation will be recognized under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223,828 was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realized through additional depreciation for PRC tax purposes.

Effects on the consolidated profit attributable to shareholders of significant differences between IFRS and US GAAP are summarized below:

                                                                      Year ended 31 December,
                                                     ----------------------------------------------
                                                       2000         2001         2002         2002
                                                     -------      -------      -------      -------
                                                       RMB          RMB          RMB           US$
Consolidated profit attributable to
   shareholders under IFRS                           492,089      533,495      557,083       67,118
US GAAP adjustments:
    Reversal of additional depreciation charges
       arising from the revaluation surplus on
       fixed assets                                   48,422       48,422       48,422        5,834
    Effect of US GAAP adjustment on taxation          (7,263)      (7,263)      (7,263)        (875)
                                                     -------      -------      -------      -------
Consolidated profit attributable to
   shareholders under US GAAP                        533,248      574,654      598,242       72,077
                                                     =======      =======      =======      =======
Earnings per share under US GAAP                     RMB0.12      RMB0.13      RMB0.14      USD0.02
                                                     =======      =======      =======      =======
Earnings per equivalent ADS under
    US GAAP                                          RMB6.15      RMB6.63      RMB6.90      USD0.83
                                                     =======      =======      =======      =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


30.  DIFFERENCE BETWEEN IFRS AND US GAAP (CONT'D)

Effects on consolidated net assets of significant differences between IFRS and US GAAP are summarized below:

                                                                              Year ended 31 December,
                                                                   -----------------------------------------------
                                                                       2001             2002              2002
                                                                   -----------       -----------       -----------
                                                                        RMB              RMB               US$
Consolidated net assets under IFRS                                  10,120,623        10,244,151         1,234,235
US GAAP adjustments:
    Reversal of the gross revaluation surplus on fixed assets       (1,492,185)       (1,492,185)         (179,781)
    Reversal of accumulated depreciation on the revaluation
      surplus on fixed assets                                          282,462           330,884            39,866
    Deferred tax assets related to net revaluation surplus             181,458           174,195            20,987
                                                                   -----------       -----------       -----------
Consolidated net assets under US GAAP                                9,092,358         9,257,045         1,115,307
                                                                   ===========       ===========       ===========

There are no significant differences between IFRS and US GAAP which affect classification in the balance sheet and the income statement but do not affect net income or shareholders' equity.

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, Accounting for Assets Retirement Obligations ("SFAS 143"), Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated With Exit or Disposal Activities ("SFAS 146"), FASB interpretation N. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirectly Guarantees of indebtedness of Others ("FIN 45"), FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") and Emerging Issues Task Force ("EITF") Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" that addresses certain aspects of a vendor's accounting for multiple revenue-generating arrangements ("EITF Issue 00-21).

(a) SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated assets retirement costs. SFAS 143 is effective for fiscal years beginning after 31 December, 2002. The Group does not expect that the adoption of SFAS143 will have a material an impact on the consolidated financial statements.

(b) SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity (including Certain Costs Incurred in a Restructuring)". The Group will adopt SFAS 146 on 1 January, 2003 and does not expect a material impact upon adoption.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


30. DIFFERENCE BETWEEN IFRS AND US GAAP (CONT'D)

(c) FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after 31 December, 2002. The Group does not expect that the adoption of disclosure requirements that are effective for the year ended 31 December, 2002 did not have a material impact on the note disclosures of the consolidated financial statements.

(d) FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The interpretation applies immediately to variable interest entities created after 31 January 2003, and to variable interest entities in which an enterprise obtains and interest after that date. It applies in the first fiscal year for interim period beginning after 15 June, 2003 to variable interests entities in which an enterprise holds a variable interest that it acquires before 1 February, 2003. The Group does not expect that the adoption of FIN 46 will have a material impact on the consolidated financial statements.

31.  POST BALANCE SHEET EVENTS

Pursuant to a board resolution dated 23 April, 2003, the directors recommended the payment of a final dividend of RMB0.10 per share, totaling RMB433,555.

32.  FOREIGN CURRENCY EXCHANGE

The books and records of the Group are maintained in RMB, their functional currency. RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the banks and other institutions authorized by the People's Bank of China ("PBOC") to buy and sell foreign exchange. The applicable market exchange rates used for the transactions are administered by the PBOC. Enterprises can deal with an approved bank for foreign exchange on recurring items and approved capital items.

33.  APPROVAL OF ACCOUNTS

The financial statements were approved by the Board of Directors on 23 April, 2003.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present selected consolidated financial information of the Group as of 31 December, 1998, 1999, 2000, 2001 and 2002 and for the years then ended, which were extracted from the following financial statements:

The Consolidated Balance Sheets as of 31 December, 2001 and 2002, and the Consolidated Statements of Income, Changes in Equity and Cash Flows for the years ended 31 December, 2000, 2001 and 2002, prepared in accordance with IFRS, have been audited and were included elsewhere in this Annual Report. The Consolidated Balance Sheets as of 31 December, 1998, 1999 and 2000, and the Consolidated Statements of Income, Changes in Equity and Cash Flows for the years ended 31 December, 1998 and 1999 have been audited while were not included in this Annual Report.

The selected income statement data, cash flow statement data and other data for the years ended 31 December, 2000, 2001 and 2002, and the selected balance sheet data as of 31 December, 2001 and 2002 should be read in conjunction with, and are qualified by reference to, the Consolidated Financial Statements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                          Year ended 31 December,
                                             ----------------------------------------------------------------------------------
                                                 1998         1999         2000           2001            2002          2002
                                             -----------   ----------   -----------    -----------    -----------   -----------
                                                  RMB          RMB          RMB            RMB            RMB           US$
                                                                                                                        (a)
                                                                 (Amounts in thousands except per share data)
INCOME STATEMENT DATA:
  Revenues from railroad businesses
    - passenger                                1,070,411    1,114,046     1,237,289      1,426,010      1,846,599       222,482
    - freight                                    681,945      537,970       549,694        567,276        514,036        61,932
                                             -----------   ----------   -----------    -----------    -----------   -----------
    Subtotal                                   1,752,356    1,652,016     1,786,983      1,993,286      2,360,635       284,414
  Revenues from other businesses                 190,231      166,800       193,415        160,306        156,893        18,903
                                             -----------   ----------   -----------    -----------    -----------   -----------
  Total revenues                               1,942,587    1,818,816     1,980,398      2,153,592      2,517,528       303,317
  Railroad operating expenses                 (1,144,277)  (1,189,641)   (1,297,464)    (1,460,629)    (1,735,292)     (209,071)
  Other businesses operating expenses           (165,336)    (151,255)     (163,529)      (138,852)      (159,739)      (19,246)
                                             -----------   ----------   -----------    -----------    -----------   -----------
  Profit from operation                          632,974      477,920       519,405        554,111        622,497        75,000
  Profit attributable to shareholders            642,175      529,674       492,089        533,495        557,083        67,118
  Earnings per common share                      RMB0.15      RMB0.12       RMB0.11        RMB0.12        RMB0.13       USD0.02
  Dividends declared per common share            RMB0.12      RMB0.10       RMB0.12        RMB0.10        RMB0.10       USD0.01

BALANCE SHEET DATA:
  Working capital (excluding due from and
    due to Parent Company)                     1,951,542    1,772,772     1,463,073      1,581,054      1,592,040       191,812
  Due from Parent Company                          9,666       48,485        80,604         29,499         39,374         4,744

  Fixed assets                                 6,877,355    6,757,336     7,074,907      7,031,040      6,798,280       819,070
  Total assets                                10,738,335   10,970,496    10,917,564     10,997,216     11,257,594     1,356,336
  Equity                                       9,952,741   10,048,860    10,020,683     10,120,623     10,244,151     1,234,235

CASH FLOW STATEMENT DATA:
  Net cash provided by operating
    activities                                   851,664      656,802       729,189        886,016      1,157,177       139,419
  Net cash (used in) provided by
    investing activities                        (465,022)     (61,791)     (458,087)      (430,425)       251,003        30,241
  Net cash used in financing activities         (630,821)    (384,474)     (520,453)      (420,137)      (360,643)      (43,451)
  Purchase of fixed assets and payment
    for construction-in-progress, net of
    related payables                             599,114      449,130       564,759        551,508        553,337        66,667
  Dividends paid                                 520,266      433,555       520,266        419,957        356,490        42,951

OTHER DATA:
  EBITDA (b)                                     907,318      796,980       853,554        946,294        979,402       118,000
  Railroad transportation operating income       608,079      462,375       489,519        532,657        625,343        75,343
  Other businesses operating income               24,895       15,545        29,886         21,454         (2,846)         (343)
  US GAAP data
    - Profit attributable to shareholders        683,334      570,833       533,248        574,654        598,242        72,077
    - Earnings per common share                  RMB0.16      RMB0.13       RMB0.12        RMB0.13        RMB0.14       USD0.02
    - Equity                                   8,801,001    8,938,279     8,951,259      9,092,358      9,257,045     1,115,307

(a) Translation of amounts from Chinese Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2002 of US$1.00=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2002 or on any other date.

(b) EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with IFRS or US GAAP or as an indicator of the Company's operating performance, liquidity or cash flows generated by operating, investing and financing activities. The Company has included the information concerning EBITDA because management believes it is useful supplement to cash flow data as a measure of the Company's performance.

                                    SIGNATURE



     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                         GUANGSHEN RAILWAY COMPANY LIMITED




                                             /s/ Wu Junguang
                                         -----------------------------------
                                         Wu Junguang
                                         Chairman of the Board of Directors




Date: June 24, 2003