Form 20-F
period 2003-12-31
GUANGSHEN RAILWAY CO LTD
filed 2004-06-29
CIK 1012139

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2004

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                _________________

                                    FORM 20-F

      (Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2003

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from          to

                         COMMISSION FILE NUMBER: 1-14362
                               ___________________

                           [COMPANY NAME IN CHINESE]

             (Exact name of Registrant as specified in its charter)

                        GUANGSHEN RAILWAY COMPANY LIMITED
                 (Translation of Registrant's name into English)

                           PEOPLE'S REPUBLIC OF CHINA
                 (Jurisdiction of incorporation or organization)
                              ____________________

        NO. 1052 HEPING ROAD, SHENZHEN, PEOPLE'S REPUBLIC OF CHINA 518010
                    (Address of Principal Executive Offices)
                               __________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH REGISTERED
---------------------------------------          -----------------------------------------
American Depositary Shares, each                 New York Stock Exchange, Inc.
representing 50 H shares

Class H Ordinary Shares, nominal value           The Stock Exchange of Hong Kong Limited
RMB 1.00 per share(1)

------------
(1) Not for trading, but only in connection with the registration of American Depositary Shares representing these shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003:

Domestic shares, par value RMB1.00 per share.......................2,904,250,000
H shares, par value RMB1.00 per share, including 243,129,050 H shares in the form of American Depositary Shares................................ 1,431,300,000

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    Yes  [X]    No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow.

                                 Item 17 [ ] Item 18  [X]

                                TABLE OF CONTENTS

                                                                                                            Pages
                                                                                                            -----
Forward-Looking Statements................................................................................      1
Certain Terms and Conventions.............................................................................      1

PART I

       ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS......................................     3

       ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE....................................................     3

       ITEM 3.  KEY INFORMATION............................................................................     3
       Item 3A.  Selected Consolidated Financial Data......................................................     3
       Item 3B.  Capitalization and Indebtedness...........................................................     5
       Item 3C.  Reasons for the Offer and Use of Proceeds.................................................     5
       Item 3D.  Risk Factors..............................................................................     6

       ITEM 4.  INFORMATION ON THE COMPANY.................................................................    10
       Item 4A.  History and Development of the Company....................................................    10
       Item 4B.  Business Overview.........................................................................    13
       Item 4C.  Organizational Structure..................................................................    26
       Item 4D.  Property, Plant and Equipment.............................................................    27

       ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............................................    30
       Item 5A. Operating Results..........................................................................    32
       Item 5B. Liquidity and Capital Resources............................................................    42
       Item 5C. Research and Development, Patents and Licences, etc........................................    44
       Item 5D. Trend Information..........................................................................    45
       Item 5E. Off-Balance Sheet Arrangements.............................................................    45
       Item 5F. Tabular Disclosure of Contractual Obligations..............................................    45
       Item 5G.  Additional Information....................................................................    47

       ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................................................    50
       Item 6A. Directors and Senior Management............................................................    50
       Item 6B. Board Compensation.........................................................................    54
       Item 6C. Board Practices............................................................................    55
       Item 6D. Employees..................................................................................    57
       Item 6E. Share Ownership............................................................................    58

       ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........................................    59
       Item 7A. Major Shareholders.........................................................................    59
       Item 7B. Related Party Transactions.................................................................    60
       Item 7C. Interests of Experts and Counsel...........................................................    64

       ITEM 8. FINANCIAL INFORMATION.......................................................................    65
       Item 8A. Consolidated Statements and Other Financial Information....................................    65
       Item 8B. Significant Changes........................................................................    66

       ITEM 9.  THE OFFER AND LISTING......................................................................    67
       Item 9A. The Offer and Listing Details..............................................................    67
       Item 9B. Plan of Distribution.......................................................................    67
       Item 9C. Markets....................................................................................    68

       Item 9D. Selling Shareholders.......................................................................    68
       Item 9E. Dilution...................................................................................    68
       Item 9F. Expenses of the Issue......................................................................    68

       ITEM 10.  ADDITIONAL INFORMATION....................................................................    69
       Item 10A. Share Capital.............................................................................    69
       Item 10B. Memorandum and Articles of Association....................................................    69
       Item 10C. Material Contracts........................................................................    78
       Item 10D. Exchange Controls.........................................................................    78
       Item 10E. Taxation..................................................................................    79
       Item 10F. Dividends and Paying Agents...............................................................    87
       Item 10G. Statement by Experts......................................................................    87
       Item 10H. Documents on Display......................................................................    87
       Item 10I. Subsidiary Information....................................................................    88

       ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK................................    88

       ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....................................    89
PART II

       ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........................................    90

       ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..............    90

       ITEM 15.  CONTROLS AND PROCEDURES...................................................................    90

       ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.........................................................    90

       ITEM 16B.  CODE OF ETHICS...........................................................................    90

       ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES...................................................    90

       ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES...............................    91

       ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...................    91

PART III

       ITEM 17.  FINANCIAL STATEMENTS......................................................................    92

       ITEM 18.  FINANCIAL STATEMENTS......................................................................    92

       ITEM 19.  EXHIBITS..................................................................................    92

                           FORWARD-LOOKING STATEMENTS

      Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe," "may," "intend," "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from its historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include adverse effects on the economy in the Pearl River Delta region, increased competition from other means of transportation, failure or delay in implementation of the development projects, reoccurrence of Severe Acute Respiratory Syndrome in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

      When considering such forward-looking statements, you should keep in mind the factors described in "Item 3E. Risk Factors" and other cautionary statements appearing in "Item 5. Operating and Financial Review and Prospects" of this annual report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

                          CERTAIN TERMS AND CONVENTIONS

      Solely for the convenience of the reader, this annual report contains translations of amounts from renminbi into U.S. dollars and vice versa at the rate of RMB 8.28 to US$1.00, which was the noon buying rate in the New York City for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003, except where we specify that a different rate has been used. You should not construe these translations as representations that the renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3A. Selected Consolidated Financial Data - Exchange Rate Information" for information regarding the noon buying rates for U.S. dollar/renminbi conversions from January 1, 1999 through June 28, 2004.

      We publish our consolidated financial statements in renminbi.

      Various amounts and percentages set out in this document have been rounded and, accordingly, are not the exact figures and may not total.

      Unless the context otherwise requires or otherwise specified:

      -     "China" or "PRC" means the People's Republic of China.

      - "Guangshen Railway", "Company", "we", "our" and "us" means Guangshen Railway Company Limited, a joint stock limited company incorporated in China with limited liability, and its subsidiaries on a consolidated basis.

      -     "MOR" means the Ministry of Railways.

      - "Parent Company" means Guangzhou Railway (Group) Company, our parent company.

      - "Pearl River Delta" means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches, including the Hong Kong Special Administrative Region and Macau; and

      - "restructuring" means the restructuring in which we succeeded to the railroad and certain other businesses of our predecessor company and certain of its subsidiaries, and certain assets and liabilities of our Parent Company and certain of its subsidiaries and associated companies.

      -     "ton" means metric ton and is approximately 2,205 pounds in weight.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

ITEM 3A. SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2002 and 2003, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2001, 2002 and 2003 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects". The following selected consolidated data relating to our consolidated balance sheets as of December 31, 1999, 2000 and 2001, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 1999 and 2000 are derived from our audited consolidated financial statements that are not included in this annual report.

      The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, and the information disclosed under "US GAAP data" have been reconciled to US GAAP, which differ in some respects from IFRS. For a discussion of the principal differences between IFRS and US GAAP, see Note 30 to our audited consolidated financial statements included elsewhere in this annual report.

                                                                     YEAR ENDED DECEMBER 31,
                                            ------------------------------------------------------------------------
                                              1999        2000          2001       2002         2003          2003
                                            ---------   ---------    ---------   ---------   ----------   -----------
                                               RMB         RMB          RMB         RMB          RMB        US$ (1)
                                                                                                          (Unaudited)
                                                            (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues from railroad businesses
    - Passenger.........................    1,114,046   1,237,289    1,426,010   1,846,599    1,754,223      211,863
    - Freight...........................      537,970     549,694      567,276     514,036      514,794       62,173
                                            ---------   ---------    ---------   ---------   ----------     --------
    Subtotal............................    1,652,016   1,786,983    1,993,286   2,360,635    2,269,017      274,036
  Revenues from other businesses........      166,800     193,415      160,306     156,893      144,370       17,436
                                            ---------   ---------    ---------   ---------   ----------     --------
  Total revenues........................    1,818,816   1,980,398    2,153,592   2,517,528    2,413,387      291,472
  Railroad operating expenses...........   (1,189,641) (1,297,464)  (1,460,629) (1,735,292)  (1,708,286)    (206,315)
  Other businesses operating expenses...     (151,255)   (163,529)    (138,852)   (159,739)    (142,388)     (17,196)
                                            ---------   ---------    ---------   ---------   ----------     --------
  Profit from operations................      477,920     519,405      554,111     622,497      562,713       67,961
  Net profit............................      529,674     492,089      533,495     557,083      511,762       61,807
  Earnings per share....................         0.12        0.11         0.12        0.13         0.12         0.01
  Dividends declared per share..........         0.10        0.12         0.10        0.10         0.10         0.01
  Earnings per ADS......................         6.11        5.68         6.15        6.42         5.90         0.71

BALANCE SHEET DATA (AT PERIOD END):
  Working capital (excluding due from and
    due to Parent Company)..............    1,772,772   1,463,073    1,581,054   1,592,040    1,935,979      233,814
  Due from Parent Company...............       48,485      80,604       29,499      39,374            -            -
  Due to Parent Company.................            -           -            -           -       37,230        4,496

                                                                         YEAR ENDED DECEMBER 31,
                                               -------------------------------------------------------------------------
                                                  1999        2000          2001       2002         2003          2003
                                               ----------  ----------   ----------  ----------   ----------   -----------
                                                   RMB         RMB          RMB         RMB          RMB        US$ (1)
                                                                                                              (Unaudited)
                                                                (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
  Fixed assets..............................    6,757,336   7,074,907    7,031,040   6,798,280    6,952,878      839,720
  Leasehold land payments...................      710,625     695,231      673,746     656,998      652,083       78,754
  Total assets..............................   10,970,496  10,917,564   10,997,216  11,257,594   11,073,953    1,337,434
  Equity....................................   10,048,860  10,020,683   10,120,623  10,244,151   10,322,358    1,246,662
  Share capital, issued and outstanding,
  RMB1.00 per value,
       domestic shares - 2,904,250,000......    2,904,250   2,904,250    2,904,250   2,904,250    2,904,250      350,755
       H shares - 1,431,300,000.............    1,431,300   1,431,300    1,431,300   1,431,300    1,431,300      172,862

CASH FLOW STATEMENT DATA:
  Net cash provided by operating
  activities................................      656,802     729,189      886,016   1,157,177      798,449       96,431
  Net cash provided by (used in)
  investing activities......................      (61,791)   (458,087)    (430,425)    251,003     (375,469)     (45,346)
  Net cash provided by (used in)
  financing activities......................     (384,474)   (520,453)    (420,137)   (360,643)    (433,666)     (52,375)
  Purchase of fixed assets and payment
  for construction-in-progress..............      449,130     564,759      551,508     553,337      339,208       40,967
  Dividends paid to shareholders of the
  Company...................................      433,555     520,266      419,957     356,490      433,561       52,362

OTHER DATA:
  Railroad transportation operating income..      462,375     489,519      532,657     625,343      560,731       67,721
  Other businesses operating income.........       15,545      29,886       21,454      (2,846)       1,982          239
US GAAP DATA
    - Operating income......................      477,920     519,405      554,111     622,497      562,713       67,961
    - Net income............................      570,833     533,248      574,654     598,242      544,528       65,764
    - Earnings per share....................         0.13        0.12         0.13        0.14         0.13         0.02
    - Earnings per ADS......................         6.58        6.15         6.63        6.90         6.28         0.76
    - Equity................................    8,938,279   8,951,259    9,092,358   9,257,045    9,368,018    1,131,403
    - Fixed assets..........................    5,450,769   5,816,762    5,821,317   5,636,979    5,830,125      704,121

---------------------------
(1) Translation of amounts from renminbi, or RMB, into United States dollars, or US$, for the convenience of the reader has been made at the noon buying rate on December 31, 2003 of US$1.00 = RMB8.28. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate on December 31, 2003 or on any other date.

Exchange Rate Information

      We maintain our books and records in renminbi and our financial statements are expressed in renminbi. Solely for the convenience of the reader, this annual report contains translations of certain renminbi and Hong Kong dollar amounts into U.S. dollars and vice versa at RMB8.28 = US$1.00 and HK$7.76 = US$1.00, the noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. These translations should not be construed as representations that the renminbi or Hong Kong dollar amounts could have been or could be converted into U.S. dollars at such rates or at all.

      The noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB8.2766 = US$1.00 and HK$7.799 = US$1.00, respectively, on June 28, 2004.

      The following table sets forth certain information concerning exchange rates between the renminbi and the U.S. dollar for the periods indicated:

                                                                     NOON BUYING RATE
                                                                     ----------------
                PERIOD                                 AVERAGE (1)         HIGH            LOW
-----------------------------------------             ------------   ----------------     ------
1999.....................................                8.2784           8.2800          8.2770
2000.....................................                8.2784           8.2799          8.2768
2001.....................................                8.2770           8.2786          8.2676
2002.....................................                8.2766           8.2800          8.2700
2003.....................................                8.2771           8.2800          8.2765

                                                                     NOON BUYING RATE
                                                                     ----------------
                PERIOD                                 AVERAGE (1)        HIGH             LOW
-----------------------------------------             ------------   ----------------     ------
December 2003............................                  -             8.2772           8.2765
January 2004.............................                  -             8.2772           8.2767
February 2004............................                  -             8.2773           8.2769
March 2004...............................                  -             8.2774           8.2767
April 2004...............................                  -             8.2772           8.2768
May 2004.................................                  -             8.2773           8.2768
June 2004 (through June 28)..............                  -             8.2768           8.2766

----------------------
(1) Determined by averaging the rates on the last business day of each month during the respective period.

ITEM 3B. CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

ITEM 3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

ITEM 3D. RISK FACTORS

      In addition to the information and risks described elsewhere in this annual report, we are subject to the following risks:

        - We were granted certain rights by the MOR and the State Council of the PRC, or the "State Council," with respect to certain aspects of our railroad businesses and operations, and also received legal clarification and confirmation of our asset ownership, corporate powers and relationships with service providers and other entities in the national railway system, in connection with the restructuring conducted in connection with our initial public offering in 1996. Although these rights were granted to us indefinitely, we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulation or that other railway operators will not be granted similar rights within our service region. If another railway operator is granted similar rights within our service region, the level of competition we face will increase significantly. We remain a part of the PRC national railway system, which is principally state-owned and operated as a single unified system and is subject to significant operational and regulatory control by the MOR. As a principally state-owned entity, our corporate and management structure may be more bureaucratic than many private enterprises. As a result, we may be slower to respond to market changes. The PRC government regulates the pricing that we may charge for our railroad transportation services. Any change in such pricing policies is likely to have a material impact on our financial results. Our ability to respond to changes in market conditions, competition or costs may be limited by pricing or other regulations set by the MOR.

        - Our railroad passenger and freight transportation businesses face increasing competition from other means of surface, air and water transportation, which may affect our profitability and growth. In our passenger transportation business, we compete with the bus and ferry services operating between Hong Kong, Guangzhou and Shenzhen and elsewhere in our service region. In our freight transportation business, we compete with water, truck and air transportation services operating within our service region.

        - We depend to a certain degree on certain services provided by our Parent Company, Guangzhou Railway (Group) Company, and its subsidiaries, such as Yang Cheng Railway Company, Guangshen Enterprise Development Company, and Guang Mei Shan Railway Co., Ltd., for which currently we have limited alternative sources of supply. The interests of our Parent Company and its subsidiaries as providers of these services to us may conflict with our interests and our Parent Company is not obliged to act in our best interests.

        - The volume of freight and the number of passengers we transport are affected by the level of economic activities and growth within our service region and elsewhere in China. Any decrease in passenger travel or the import or export of goods, whether due to an economic slowdown, an epidemic outbreak or other reasons, will have a material adverse effect on our revenues and financial results. For example, the Pearl River Delta and Hong Kong were among the areas most seriously affected by the outbreak of SARS in Asia in 2003, and the number of passengers traveling on our trains from January to June 2003 decreased 14.1% compared to the same period in 2002. As a result, our revenues for the first six months of 2003 decreased by 15.9% compared to the same period in 2002.

        - China's entry into the World Trade Organization, or the WTO, may increase competition for our businesses. After China's accession to the WTO in December 2001, the policy advantages Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and the high economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become competitive, and part of the freight currently transferred through ports in Hong Kong and Shenzhen may be shipped through other ports in China, which will adversely affect our railway freight business. In addition, as the PRC government lifts its restrictions and control over foreign investments in China, such as allowing foreign participation railway operations, the monopoly status we currently enjoy in our service territory may be challenged and increasing competition may adversely affect our revenues and results of operations.

        - As a company located in the Shenzhen Special Economic Zone, we enjoy a preferential income tax rate of 15%, rather than the 33% income tax rate generally applicable to other domestic companies. Any change to our preferential income tax status could have an adverse effect on our operating results.

        - As infrastructure and technology in the PRC improves, there is an increasing demand for more advanced technological products, such as computer components. Historically, our freight transportation business has relied mainly on bulkier products, such as coal, oil and steel, in which our railroad transportation services has an advantage compared to road transportation services. Changes in consumer demands will affect the type, volume and price of our freight and may require us to invest in new storage and transportation systems for our current railroad operations. As many new technology products are compact and can be shipped by road, air or water, we face significant competition in the transportation of such low-bulk, high-value products.

        - Consistent with customary practices of railway companies in China, we do not maintain any insurance coverage against third party liabilities. In addition, we do not maintain any insurance coverage for most of our property, for business interruption or for environmental damage arising from accidents relating to our operations. As a result, we would have to pay for financial and other losses, damages or liabilities, such as those caused by natural disasters, without the benefit of any insurance coverage. If we are required to pay for one or more of such losses or liabilities, our financial results and financial condition may be materially and adversely affected.

        - Our books and records are maintained and our financial statements are presented in Reminbi, which is not a freely convertible currency. All foreign exchange transactions involving the Reminbi must be transacted by banks and other institutions authorised by the People's Bank of China, or "PBOC". The PBOC sets the exchange rates used for foreign exchange transactions. We receive substantially all of our revenues in renminbi. We need to convert a portion of our revenues into other currencies to meet certain foreign currency obligations such as payment of dividends on our H shares and overseas equipment purchases. We do not enter into any currency hedging transactions with respect to our foreign currency exposure. Any devaluation of the renminbi against the U.S. dollar will increase the effective cost of our equipment purchased from overseas and have an adverse effect on our financial results as reported in U.S. dollars and Hong Kong dollars. In addition, the existing foreign exchange limitations under PRC law could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures or for distribution of dividends on our H shares.

        - As we are established and operate substantially all of our businesses in China, any changes in the political and social conditions of the PRC or any changes in PRC governmental policies or regulation, such as a change in the PRC government's economic or monetary policies or in the regulation of the PRC railway transportation or other transportation industries, may have a material adverse effect on our business and operations and our financial results. The economic environment in the PRC differs significantly from many North American and Western European countries in terms of economic structure, levels of development and capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government's economic reform policies since 1978 has resulted in a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of such assets, and increased emphasis on the utilization of market forces. Although the PRC government is expected to continue its reforms, many of its economic and monetary policies are still being developed and refined. We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or financial results.

        - Because PRC laws and regulations dealing with business and economic matters are relatively new and still evolving, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws and regulations involve some uncertainty. In addition, because the PRC Company Law is different in certain important aspects from company laws in the Hong Kong Special Administrative Region, United States and other common law countries and regions and because the PRC securities laws are still at an early state of development, you may not enjoy shareholder protections to which you may be entitled in other jurisdictions.

      See also "Item 4B. Business Overview - Regulatory Overview", " - Insurance", "Item 5. Operating and Financial Review and Prospects", "Item 7B. Related Party Transactions", "Item 8.

Financial Information" and "Item 11. Qualitative and Quantitative Disclosures About Market Risks".

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4A. HISTORY AND DEVELOPMENT OF THE COMPANY

OVERVIEW

      We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is [COMPANY NAME IN CHINESE] and its English translation is Guangshen Railway Company Limited. Our registered office is located at No. 1052 Heping Road, Shenzhen, Guangdong Province, The People's Republic of China, 518010. Our telephone number is (86-755) 2558-7920 or 2558-8146 and our fax number is (86-755) 2559-1480.

      We are mainly engaged in the railway passenger and freight transportation business between Guangzhou and Shenzhen and certain long-distance passenger transportation services. We provide consolidated services relating to railway facilities and technology. We also engage in other businesses that are ancillary to our transportation business, such as retail sales of food, beverages and merchandise aboard our trains and in our stations, advertising, tourism and property leasing.

      We operate the sole railroad, 147 kilometers long, between Guangzhou, the capital city of Guangdong Province, and Shenzhen, one of the original special economic zones of the PRC established to promote economic reforms in China. The Guangzhou to Shenzhen railroad is an important component of the transportation infrastructure of southern China, and we are a leading provider of passenger and freight transportation services on the Guangzhou-Shenzhen route. Our rail line connects with the rail line from Shenzhen to Hong Kong, and we operate jointly with Kowloon-Canton Railway Corporation, or the KCR, "through train" passenger service between Hong Kong and Guangzhou.

      Our rail line is an integral part of the PRC national railroad system, with links to the other parts of the national railroad system as well as local railroad systems in southern China, including the Beijing-Guangzhou, Beijing-Jiujiang, Sanshui-Maoming, Pinghu-Nantou, Pinghu-Yantian, and Kowloon-Guangzhou lines. Moreover, our rail line has close links with regional ports. Specifically, it connects with the Guangzhou Port in Guangzhou, and with the Yantian, Shekou, Chiwan and Mawan ports in Shenzhen. We are well equipped with various freight facilities and can effectively satisfy customers' needs for transporting whole and partial carload cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. We enjoy extensive competitive advantages in transporting medium-to-long distance freight from southern China to other regions within mainland China.

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

BACKGROUND AND RESTRUCTURING

      The railroad system between Guangzhou and Shenzhen was part of the original "Canton-

Kowloon" railroad, which began operation in 1911. In 1949, following the founding of the PRC, the railroad was divided into two sections, with the first linking Guangzhou and Shenzhen, and the second, across the Hong Kong border and separately owned, linking Luohu and the Kowloon peninsula in Hong Kong. The Guangzhou to Shenzhen railroad has been operated since 1949 by a sub-division of the Guangzhou Railway Administration, a predecessor to our Parent Company.

      In 1979, our predecessor, in conjunction with the KCR, was engaged in the joint operation of through train passenger services between Guangzhou and Hong Kong.

      In 1984, to exploit the rapid growth in the Pearl River Delta, the Guangshen Railway Company, our predecessor, was formed pursuant to the approval of the State Council as a state-owned enterprise with the status of a sub-administration under the Guangzhou Railway Administration. At that time, it had only a single-line railroad. Since then, large capital expenditures have been expended to upgrade those facilities and services. In 1987, a second line was completed. In 1991, Guangshen Railway Company began the construction of a high-speed rail line and purchased high-speed locomotives and passenger coaches in order to increase the speed of some of its passenger trains to 160 or more kilometers per hour. This high-speed line was the first of its kind in China. Commercial operation of the high-speed trains commenced in December 1994.

      We were established as a joint stock limited company on March 6, 1996 as a result of the restructuring that was carried out to reorganize the railroad assets and related businesses of the Guangshen Railway Company and certain of its subsidiaries. As part of the restructuring, 2,904,250,000 "state legal person shares," generally referred to herein as "domestic shares," par value RMB1.00 per share, of Guangshen Railway were issued to our Parent Company, a state-owned enterprise under the Ministry of Railways of the PRC. Under PRC law, domestic shares may be owned by or transferred to PRC entities or persons only.

      We completed our initial public offering in May 1996. In this offering, we issued a total of 1,431,300,000 class H ordinary shares, or "H shares," par value RMB1.00 per share. Our H shares are listed for trading on the Stock Exchange of Hong Kong Limited and American depositary shares, or ADSs, each representing 50 H shares, are listed for trading on the New York Stock Exchange. As of December 31, 2003, approximately 67% of our issued and outstanding common shares were owned by our Parent Company, and the remaining 33% were owned by public shareholders. The Parent Company currently owns all of our issued and outstanding domestic shares. Our public shareholders own only H shares or ADSs, which may not be purchased or owned by PRC domestic investors.

      Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or GEDC, a state-owned enterprise established in the restructuring undertaken in connection with our initial public offering, assumed the operations and assets of the Guangshen Railway Company that were not transferred to us in the restructuring, such as employee housing, hospitals, schools and public security, and provides related services to us on a contractual basis since the 1996 restructuring. Since April 1, 1996, we have been able to set our own prices for high-speed train services and to charge a premium over average national prices for our other passenger and freight train services. See "Item 4B. Regulatory Overview - Pricing" for a more detailed description of our pricing scheme.

SERVICE TERRITORY

      Our rail line traverses the Pearl River Delta, an area that was first to benefit from the PRC economic reform policies that began in the late 1970s. Throughout the 1980s and early 1990s, the economy of the Pearl River Delta, fueled by foreign investments, grew rapidly. It is currently one of the most affluent and fastest growing areas in China.

      There are 26 stations situated on our rail line, providing passenger and freight transportation services for cities, towns and ports situated between Guangzhou and Shenzhen in the Guangzhou-Shenzhen corridor and Hong Kong (which we service in conjunction with the KCR). In addition to our Hong Kong passenger through train services in conjunction with the KCR, we also allow Hong Kong-bound freight trains of KCR to use our Guangzhou-Shenzhen railroad.

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

      Southbound. Our line connects at Shenzhen with the rail line owned by the KCR that runs to Kowloon, Hong Kong. Since April 18, 2004, we have been operating two new pairs of through trains between Guangzhou and Kowloon.

      Westbound. Our line connects with the Sanshui-Maoming rail line operated by Sanmao Railway Company, a joint venture railroad of the Ministry of Railways and the Guangdong provincial government that runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China. Since April 20, 2004, we have been operating a new "five fixed" (fixed location, fixed line, fixed time, fixed price and fixed schedule) train service from Shenzhen to Chengdu.

      Eastbound. Our rail line intersects at Dongguan with the Dongguan-Meizhou-Shantou rail line operated by Guangmeishan Railway Company, a company jointly established by the Ministry of Railways and the Guangdong provincial government. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong.

      At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally services three ports located in western Shenzhen -- Shekou, Chiwan and Mawan -- and the other, Yantian Railway, services Yantian port, an international deepwater port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to utilize our services on a long-term basis.

ITEM 4B. BUSINESS OVERVIEW

BUSINESS OPERATIONS

      Our principal businesses are railroad passenger and freight transportation, which generated 94.0% of our total revenues and 99.6% of our total operating income in 2003. In 2003, passenger transportation represented 72.7%, and freight transportation represented 21.3% of our total revenues. Our other businesses, including the sale of food, beverages and merchandise aboard trains and in stations, accounted for 6.0% of our total revenues.

      In the first half of 2003, our passenger and freight transportation businesses declined as a result of the outbreak of Severe Acute Respiratory Syndrome, or "SARS", in some provinces of Chinese mainland and in Hong Kong. Following the SARS epidemic, the PRC government implemented a series of policies to promote economic recovery in China. We also carried out various marketing measures to increase our transportation volume and implemented measures on cost control, which helped to reduce the negative influence of SARS on our business. All these measures helped to achieve a recovery in our operating results in the second half of 2003. For the year ended December 31, 2003, our total revenues were RMB2,413.4 million, profit attributable to shareholders was RMB511.8 million, and earnings per share were RMB0.12.

      The table below summarizes our railroad transportation revenues and volumes of traffic in each of the five years ended December 31, 2003:

                                                                         YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------
                                                      1999          2000         2001        2002        2003
                                                    --------      --------     --------    --------    --------
PASSENGER TRANSPORTATION
Total passenger revenues (RMB millions)......       1,114.05      1,237.29     1,426.01    1,846.60    1,754.22
Total passengers (millions)..................          31.64         34.95        38.84       39.78       37.86
Revenues per passenger (RMB)(1)..............          35.21         35.40        36.71       46.42       46.33
Total passenger-kilometers (millions)........        2,804.2       3,051.7      3,257.9     3,453.2     3,295.5
Revenues per passenger-kilometer (RMB)(2)....           0.40          0.41         0.44        0.53        0.53

FREIGHT TRANSPORTATION
Total freight revenues (RMB millions)........         537.97        549.69       567.28      514.04      514.79
Total freight tons (millions)................          27.78         28.73        29.01       27.58       27.58
Revenues per ton (RMB)(3)....................          19.36         19.13        19.55       18.64       18.66
Total ton-kilometers (millions)..............        2,082.1       2,071.6      2,082.5     1,926.0     1,978.9
Revenues per ton-kilometer (RMB)(4)..........           0.26          0.27         0.27        0.27        0.26

--------------

  (1) Revenues per passenger is calculated by dividing total passenger revenue by total passengers. Management believes that revenues per passenger is a useful measure for assessing the revenue levels of our passenger transportation business.

  (2) Revenues per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenues per passenger is a useful measure for assessing the revenue levels of our passenger transportation business.

  (3) Revenues per tons is calculated by dividing total freight revenue by total freight tons. Management believes that revenues per tons is a useful measure for assessing the revenue levels of our freight transportation business.

  (4) Revenues per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenues per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

PASSENGER TRANSPORTATION

      Passenger transportation is our largest business segment, accounting for 72.7% of our total revenues and 77.3% of our railroad transportation revenues in 2003. We operated:

      - intercity high-speed express trains and regular-speed passenger trains between Guangzhou and Shenzhen;

      -     through trains between Hong Kong and Guangzhou; and

      - two pairs of long-distance passenger trains between Shenzhen and Yueyang and between Shenzhen and Beijing, along with other operators of domestic long-distance trains that passed-through, originated or terminated on our Guangzhou-Shenzhen railroad.

      As of December 31, 2003, we operate 112 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points) of which:

      - 63 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen (nine of which are standby);

      - three pairs were regular-speed passenger trains operating between Guangzhou and Shenzhen;

      - 11 pairs were Hong Kong through-trains (including nine Hong Kong through-trains, one through-train between Zhaoqing and Kowloon, and one through train that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line); and

      -     35 pairs were domestic long-distance passenger trains.

      The table below sets out passenger revenues and volumes for our Hong Kong through trains and domestic trains in each of 2001, 2002 and 2003:

                                              PASSENGER REVENUES          PASSENGER VOLUME        REVENUE PER PASSENGER
                                          -------------------------     ---------------------    ----------------------
                                           2001     2002     2003       2001     2002    2003     2001     2002     2003
                                          -------  -------  -------     ----     ----    ----     ----     ----     ----
                                                (UNAUDITED)                 (UNAUDITED)                (UNAUDITED)
                                               (RMB MILLIONS)               (MILLIONS)                (RMB MILLIONS)
Guangzhou-Shenzhen Trains ..........          (1)    974.1    893.3      (1)     17.3    16.0      (1)     56.2     55.7
Hong Kong through trains............        316.7    333.2    315.2      2.0      2.2     2.0    158.4    150.1    156.4
Long-distance trains ...............          (1)    539.4    545.7      (1)     20.2    19.8      (1)     26.7     27.5
Combined passenger operations.......      1,426.0  1,846.6  1,754.2     38.8     39.8    37.9    36.71     46.4     46.3

 ------------------
 (1) Not available. Prior to 2002, due to limitations on data collection, available data for the number of passengers on our Guangzhou Shenzhen trains did not include the passengers that travelled between the Guangzhou Station (which is owned by Yangcheng Railway Company) and stations on the Guangzhou Shenzhen route. These passengers were included in the passenger volume for long distance trains. The revenues from our Guangzhou-Shenzhen trains and long-distance trains in 2001 were RMB1,109.3 million in aggregate, while the corresponding combined passenger volume was 36.8 million persons and the corresponding combined revenue per passenger was RMB30.23. In 2002, we refined our data collection techniques and classification methods and were able to more accurately track and classify passengers traveling on our high-speed trains and regular-speed trains on the Guangzhou Shenzhen route. We have been using the new data collection and classification method for all periods commencing after December 31, 2001.

      GUANGZHOU-SHENZHEN TRAINS. In 2003, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed most to our railroad passenger transportation revenues and accounted for a substantial portion of our railroad passenger volume.

      We divide our services on the regular-speed trains and high-speed trains into different types based on the number of stops made by the train and the class of seating. Different types of services are priced at different fare levels.

      The number of passengers travelling on our Guangzhou-Shenzhen trains decreased by 7.6% from 17.345 million in 2002 to 16.027 million in 2003. The number of passengers travelling on our high-speed passenger trains between Guangzhou and Shenzhen decreased by 3.5% from 15.724 million in 2002 to 15.170 million in 2003; while the number of passengers travelling on our regular-speed passenger trains between Guangzhou and Shenzhen decreased by 47.1% from 1.621 million in 2002 to 0.857 million in 2003. The revenues from our Guangzhou-Shenzhen trains declined by 8.3% from RMB974.1 million in 2002 to RMB893.3 million in 2003. The decrease in business volume of our Guangzhou-Shenzhen trains was mainly due to reduced travelers resulting from the outbreak of the SARS epidemic, especially during the period from April 2, 2003, when the World Health Organization issued a travel warning for the Guangdong Province until the warning was lifted on May 23, 2003. During this period, we reduced the capacity of a number of our trains and suspended the operation of several Guangzhou-Shenzhen trains to reduce our operation costs, which also reduced our passenger transportation revenues during that period.

      THROUGH-TRAINS. We currently operate jointly with the KCR 11 pairs of high-speed through trains between Hong Kong and Guangzhou, including two new pairs of through trains between Guangzhou and Kowloon which we have been operating since April 18, 2004. We provide the trains and personnel for eight pairs of these train services, which KCR provide for three pairs. We provide train services beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai in cooperation with Guangzhou Railway (Group) Passenger Transportation Company, Beijing Railway Administration and Shanghai Railway Administration. Revenues from these through trains on the Guangzhou-Hong Kong section are split 81.22% to us and 18.78% to KCR. In addition, we share costs with the KCR based on track mileage for the through train services.

      Most of the passengers taking Hong Kong through trains are residents of Hong Kong, Macau, Taiwan or foreign countries, and most are travelers on commercial or government business. As a consequence of the market pricing for the Hong Kong through trains, these trains produce higher per-passenger revenues than our other passenger trains.

      In 2003, approximately 2.0 million passengers traveled on the Hong Kong through trains, which represents a decrease of 9.2% from approximately 2.2 million in 2002. The revenue from the operation of the Hong Kong through trains for 2003 was RMB315.2 million, representing a 5.4% decrease from RMB333.2 million for 2002. Both of these decreases were mainly due to the impact of the SARS epidemic. In addition, the commencement of 24-hour service at the Shenzhen-Huanggang checkpoint since January 27, 2003 led to an increase in the number of passenger coaches travelling between Guangzhou and Hong Kong, which diverted some passenger flow from our Hong Kong through-trains.

      DOMESTIC LONG-DISTANCE TRAINS. As of December 31, 2003, we operated on a daily basis 35 pairs of domestic long-distance passenger trains on our rail line to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Liaoning, Shanxi, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan and Shandong Provinces as well as cities to the north, such as Shanghai, Beijing and Tianjin. In 2003, the number of passengers travelling on our long-distance trains were 19.8 million, representing a decrease of 1.9% from 20.212 million in 2002. Revenues from our long-distance trains slightly increased by 1.2% from RMB539.4 million in 2002 to RMB545.7 million in 2003. The decrease in passenger volume was mainly due to the impact of the SARS epidemic. However, the operation of an additional long-distance train between Shenzhen, and each of Huaihua, Hankou and Zhangjiajie in May 2003 by other railway companies generated some passenger flow which offset, to some extent, the decrease of passenger volume caused by SARS. Revenues from our long-distance trains in 2003 increased slightly when compared with that of 2002 due to increased revenues from our network facilities resulting from the operation of these three additional long-distance trains.

      HIGH-SPEED TRAINS. In 1991, we embarked on the construction of a high-speed rail line, the first of its kind in the PRC. As of December 31, 2003, we operated on average a total of 63 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen daily. Our high-speed trains are capable of running at 160 to 200 kilometers per hour, 33% to 67% faster than our regular-speed trains, which run at 120 kilometers per hour.

      Our fleet of high-speed electric trains consists of one X-2000 high-speed passenger train, and eight leased, domestically-made "Blue Arrow" high-speed electric trains known in China as "Xin Shi Su," . The X-2000 train is an electric tilting train built in Sweden that can travel at speeds of up to 200 kilometers per hour.

      MAJOR STATIONS. The following are the major train stations owned and operated by us:

      Guangzhou East Station. Our Guangzhou East Station services our train services between Guangzhou and Shenzhen and between Guangzhou and Hong Kong and provides a hub for long-distance trains to different locations within China. Our Guangzhou East Station is connected to Lines 1 and 2 of the Guangzhou municipal subway. We believe that this connection has boosted and, with the anticipated operation of Line 3 of the subway system in the near future, will continue to promote, our passenger transportation business. As of December 31, 2003, the Guangzhou East Station handled on a daily basis nine Hong Kong through trains, 66 Guangzhou-Shenzhen trains, 13 long-distance passenger trains between the Guangzhou East Station and Beijing West Station, Shanghai, Jiujiang, Shantou, Bengbu, Tianjin, Taiyuan, Nanchang, Wuhan, Yingtan, Harbin, Xiangfan, Qingdao, Changchun and Xiamen, and seven passenger trains passing through the Guangzhou East Station.

      Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Hong Kong and cities such as Shanghai, Beijing, Guangzhou and Zhaoqing. As of December 31, 2003, the station handled on a daily basis the transfer service for eight pairs of domestic long-distance passenger trains and 24 Guangzhou-Shenzhen high-speed passenger trains and three pairs of Guangzhou-Shenzhen regular-speed trains. Dongguan municipality is an area that has received substantial foreign investment.

      Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line. When the station is connected to Shenzhen's subway system which is currently under construction, the station's transportation and distribution capacity will be fully utilized. We expect that the Shenzhen subway system will be completed by the end of 2004. In 2002, we introduced China's first computerized ticket hall in our Shenzhen Station. As of December 31, 2003, our Shenzhen Station handled on a daily basis 66 pairs of Guangzhou-Shenzhen passenger trains (including nine backup pairs) and 16 pairs of domestic long-distance passenger trains between Shenzhen and Beijing, Changsha, Shaoguan, Wuchang, Meizhou, Shantou, Maoming East, Huangchuan, Zhengzhou, Fuzhou, Hankou and Jinjiang.

FREIGHT TRANSPORTATION

            Revenue from our freight transportation accounted for 21.3% of our total revenues and 22.7% of our railroad transportation revenues in 2003. Our principal market for freight is domestic long-haul freight, originating and/or terminating outside the Guangzhou-Shenzhen corridor.

      The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other rail lines. Only a small percentage of the freight we transport both originates and terminates in the Guangzhou-Shenzhen corridor. We classify our freight business into three categories:

      - inbound freight, which is primarily freight unloaded at freight stations and spur lines connected with ports on our line or in Hong Kong;

      - outbound freight, which is primarily northbound freight loaded at our stations and spur lines connected with ports on our line or in Hong Kong; and

      - pass-through freight, which refers to freight that travels on our line, but originates and terminates beyond our line.

      Our total tonnage of freight transportation in 2003 was 27.584 million tonnes, representing an increase of 1 thousand tonnes from 27.583 million tonnes in 2002. Revenues from freight transportation business were RMB514.8 million, representing a slight increase of 0.1% from RMB514.0 million in 2002. Our outbound freight revenues decreased by RMB8.86 million in 2003, mainly due to the impact of the SARS epidemic. To offset the losses caused by SARS, we enhanced our marketing efforts freight transportation and offered discounts to certain major customers and some categories of freight to maintain and attract freight business. After the SARS epidemic, the economy of the Chinese backland recovered rapidly and demands for energy and raw material increased significantly. Increased charges for water transportation and road transportation also helped the recovery of our railway freight transportation business. Our inbound freight revenues increased by RMB11.7 million to RMB259.8 million in 2003. All of these factors offset the overall decrease of our outbound freight business in 2003.

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

      The following table shows the composition of our freight volume by percentage for the three years ended December 31, 2003 (based on tons transported).

                                           OUTBOUND FREIGHT                  INBOUND (AND PASS-THROUGH) FREIGHT
                                    -------------------------------          ----------------------------------
                                    2001          2002         2003          2001          2002           2003
                                    ----          ----         ----          ----          ----           ----
                                                  (%)                                       (%)
Construction materials.......        36            33            30            31            39             37
Energy products..............        24            32            43            17            14             14
Food products................         7             6             4            23            21             21
Chemicals....................        10             7             6            10            10              9
Manufactured goods...........         6             7             4             3             5              3
Containers...................         8            12            10             7             7              8
Other goods..................         9             3             3             9             4              8
                                    ---           ---           ---           ---           ---            ---
Total........................       100           100           100           100           100            100
                                    ===           ===           ===           ===           ===            ===

      Freight Yards, Container Yards and Warehouses. We own freight yards, container yards and warehouses, most of which are located at our Shenzhen North, Xiayuan, Huangpu, Zhangmutou, Dongguan, Shipai, Jishan, Pinghu South and Guangzhou East Stations. Of the freight yards we own and operate either directly or through our subsidiaries or affiliates, three handled freight exceeding 1.0 million tons each in 2003. Huangpu Station handled approximately 1.931 million tons, Xiayuan Station handled approximately 5.484 million tons, and Shenzhen North Station handled approximately 2.275 million tons. In accordance with the relevant regulations of the Ministry of Railways, we charge our customers for storing their freight at our freight yards, container yards or warehouses starting from the third day after the freight is unloaded. The charges for using freight yards, container yards and warehouses are subject to Guangdong provincial government regulation. In 2003, revenues from the operation of our warehouses (including from loading and unloading) and miscellaneous items amounted to RMB169.6 million, accounting for 32.9% of our freight revenues for the year.

OTHER BUSINESSES

      We engage in other businesses principally related to our railroad transportation business, including:

      - sales of food, beverages, newspapers, magazines and other merchandise aboard our trains and in our stations;

      - services in our stations, including operating restaurants, operating a travel agency and a hotel in our Shenzhen Station, providing kiosks and advertising boards in our stations for commercial advertising and leasing space to independent retailers; and

      -     other businesses, principally railroad-related construction.

       Revenues from our other businesses in 2003 were RMB144.4 million, representing a decrease of 8.0% from RMB156.9 million in 2002. The main reasons for such decrease were: (1) a decrease in passenger volume and consumption by passengers on board our trains and in our stations due to the SARS epidemic; and
(2) a decrease in revenues from leases and advertising due to the refurbishment of our passenger stations such as the Guangzhou East Station, the Shenzhen Station and the Dongguan Station.

      The table below sets out the revenues for our other businesses, by categories of activity, in each of 2000, 2001 and 2002:

                                                                                       PERCENTAGE OF TOTAL
                                                          REVENUES                   OTHER BUSINESSES REVENUES
                                              -------------------------------       ---------------------------
                                              2001         2002        2003         2001        2002       2003
                                              ----         ----        ----         ----        ----      -----
                                                        (UNAUDITED)                           (UNAUDITED)
                                                       (RMB MILLIONS)                             (%)
On-board and station sales.............        52           41           38           32          26         26
Station services.......................        41           44           40           26          28         28
Tourism, advertising and others........        67           72           66           42          46         46
                                              ----         ----        ----         ----        ----      -----
    Total..............................       160          157          144          100         100        100
                                              ====         ====        ====         ====        ====      =====

SALES

PASSENGER TRANSPORTATION

      Our passenger tickets are currently sold primarily at ticket counters located in our train stations. Additionally, our tickets are sold in Hong Kong and in major cities in Guangdong Province through ticket agents, travel agents and at hotels, at prices corresponding to our pricing plus nominal commissions. Substantially all of our ticket sales are made in cash.

      On January 1, 2001, the Ministry of Railways implemented a new settlement method for passenger transportation. This settlement method stipulates that all revenues from any passenger train service (including revenues generated from luggage and parcel services) are considered passenger transportation revenues and belong to the railway administration that operates that train. The railway administration in turn pays other railway administrations fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. This settlement method did not have a material impact on our passenger transportation revenues. We are still using the settlement method for passenger transportation that became effective on January 1, 2001.

      The implementation of the settlement method did not change the existing settlement method for transportation revenues from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong through trains. However, it changed the settlement method for our revenues from all long-distance passenger trains departing from, arriving at or passing through our rail line other than the Beijing-Hong Kong and Shanghai-Hong Kong trains. Since the implementation of the settlement method in 2001, the railway administrations operating these long-distance train services affected by the new settlement method pay us the following fees: (1) revenues from ticket prices that are higher than the PRC national railway standards due to our special pricing standards; and (2) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires, and water supply.

      Hong Kong through train tickets are sold in Guangdong Province through our own ticket outlets, as well as through various hotels and travel agents. In Hong Kong, these tickets are sold exclusively by the KCR. As KCR's sales network for these tickets is relatively limited, KCR has engaged the China Travel Service
(HK) Ltd., or CTS, as the primary agent for such sales on a non-exclusive basis. CTS also operates bus services from Hong Kong to Guangzhou. In 2003, we established an online ticket sales system with KCR for the Hong Kong through trains.

FREIGHT TRANSPORTATION

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

      Freight customers in the Guangzhou-Shenzhen area deal directly with us or use shipping agents. In general, freight cars must be booked as part of the national ordering process which requires the booking to be made approximately one month in advance. As a practical matter, we have been able to satisfy demand for outbound freight transportation on shorter notice.

COMPETITION

      We are the sole railroad on the Guangzhou-Shenzhen corridor; therefore, we do not face any direct competition from other railroads in our service territory. However, in areas where our rail line connects with lines of other railway companies, such as in the Guangzhou area, where our rail line connects with the Beijing-Guangzhou Line, and in the Dongguan area, where our rail line connects with the Guangzhou-Meizhou-Shantou Line, we face some competition. We also face competition from providers of a variety of other means of transportation in both our passenger and freight transportation businesses.

      With respect to passenger transportation, bus services are conveniently available between Guangzhou and Hong Kong and between Guangzhou and Shenzhen. Bus fares are lower than the fares for our high-speed passenger train services. Furthermore, buses can offer added convenience to passengers by departing from or arriving at locations other than central terminals, such as hotels. However, train services generally offer greater comfort, better safety and more reliability. The increase in high-speed rail services has allowed us to compete more effectively with bus operators in terms of speed, safety and frequency. We also compete with commercial air and sea hovercraft passenger transportation services operating between Guangzhou and Hong Kong.

      With respect to freight transportation, we believe that we face competition in our principal market, namely, long-distance freight transportation. However, due to the PRC government's prohibition on overloading trucks and the increase in the price of gas, we believe that long-distance freight transportation experiences only limited competition from truck transportation. Most long-distance freight in China is still transported by rail. Although waterway transportation is competitive to rail in terms of price, we believe that the multiple handling involved in water transportation involves greater risks of loss of or damage to goods. Long-distance trucking is limited by road conditions and the shortage of heavy-duty trucks in China. Moreover, we believe that goods shipped by truck are usually more susceptible to loss or damage. However, because the road network between the Pearl River Delta and neighboring provinces has been substantially upgraded, medium- and short-distance freight transportation by trucks poses a significant competitive threat to our freight transportation business.

EQUIPMENT, TRACKS AND MAINTENANCE

      As of the end of 2003, we owned 12 diesel high-speed locomotives, five high-speed electric locomotives, 18 shunting locomotives, one high-speed electric passenger train, 84 semi-high-speed passenger coaches, 41 regular-speed passenger coaches and 112 long-distance express passenger train coaches.

      The freight cars we use are all leased from the Ministry of Railways, to which we pay uniform rental fees and depreciation fees based on the national standards set by the Ministry of Railways. The amounts of such usage fees and depreciation charges we paid to the Ministry of Railways in 2002 and 2003 were approximately RMB57.3 million and RMB58.9 million, respectively.

      In October 1999, we entered into a lease, which became effective on September 2000, to lease eight "Blue Arrow" high-speed electric train-sets from Guangzhou Zhongche Railway Rolling Stock Sales and Service Company Limited, or Guangzhou Zhongche, to facilitate the development of our "As-Frequent-As-Buses" Train Project for a term of five years to five and a half years. We paid the lessor RMB104 million in 2002 and RMB104.2 million in 2003 under the lease. This lease agreement is due to expire in March 2006. We do not intend to renew this lease agreement upon expiry. In 2003, we purchased four diesel locomotives, which cost RMB 20.57 million in the aggregate.

      Our repair and maintenance facility, located near our Guangzhou East Station, and our Shipai passenger vehicle maintenance facility near Pinghu Nan, near Shenzhen, provide services for the high-speed passenger coaches and locomotives we own or lease. This facility currently performs general maintenance and routine repairs on our equipment. Major repairs and overhauls are performed by manufacturers or qualified railway administrations or plants.

      We believe that our tracks meet the requirements of our operations. Most of the rails and ties on our main lines have been installed within the last seven years, and generally have a useful life of approximately 100 years. In 2000, we increased the attainable speeds on our two high-speed tracks, which enabled the "Blue Arrow" high-speed electric trains to travel at speeds of up to 210 kilometers per hour. In 2001, we replaced 21 sets of wooden movable center switches with 21 sets of cement movable center switches and improved the operation quality of the relevant rail tracks. In 2002, we replaced 27 sets of wooden movable center switches with 19 sets of cement movable center switches to improve safety and stability. In 2003, we replaced a whole section of steel rail amounting to 38 kilometers, 46 sets of wooden moveable center switches with 40 sets of cement moveable center switches, 1042 meters of separate steel bars and 1926 pieces of separate wooden crossties to sustain the safety and stability of our railway.

SUPPLIERS AND SERVICE PROVIDERS

      We purchase our high-speed coaches and locomotives, as well as most other railway equipment, directly from China Northern Locomotive & Rolling Stock Industry (Group) Corporation, China Southern Locomotive & Rolling Stock Industry (Group) Corporation and China Railway Materials and Supplies Corporation, all of which are also state-owned enterprises. We may also purchase equipment from foreign vendors or other domestic suppliers. We are not materially dependent upon any overseas suppliers.

      We lease from our Parent Company regular-speed locomotives and rolling stock that are used in our transportation operations. Our Parent Company also services these locomotives and rolling stock under contracts which stipulate fees based on a cost plus profit formula. The profit portion is fixed for a 10-year term of the relevant contract at 8% of costs. Costs include all actual costs related to providing and servicing the locomotives and rolling stock. Because such costs are affected by inflation, we are subject to inflationary risks in connection with our payment obligations under these contracts. Our Parent Company and some of its subsidiaries, such as Yangcheng Railway Company and Guangmeishan Railway Company, have similar agreements with us to provide services and assistance with respect to our railroad operations. In addition, Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company' provides medical and health care services, public security, education and housing for our employees and their families under a contract and in exchange for fee payments. In 2003, the total amount of these payments we made to our Parent Company and its subsidiaries accounted for 6.8% of our railroad business operating costs for the year. See " Item 7B. Related Party Transactions."

      Under the Listing Rules of the Stock Exchange of Hong Kong, transactions between us and our connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Stock Exchange of Hong Kong. Under certain waivers granted by the Stock Exchange of Hong Kong in connection with our original listing of H shares in May 1996, our independent non-executive directors review and certify annually that these contracts are entered into on normal commercial terms that are fair and reasonable to us. The above transactions are exempted from the strict compliance of the requirements under the Listing Rules in relation to connected transactions, subject to certain conditions set forth in the waiver letter issued by the Stock Exchange of Hong Kong.

      The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2002 and 2003, we paid approximately RMB57.2 million and RMB89.9 million, respectively, in electricity charges.

      Our five largest customers accounted for less than 30% of our revenue and our five largest suppliers accounted for less than 30% of our purchases in 2003.

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

      Currently, the Ministry of Railways divides the national railway system into 14 regions, each overseen and operated by a separate railway administration ("group companies"). Twelve of these 14 administrations are further subdivided on a geographical basis into 44 railway sub-administrations ("general companies"). General companies are responsible for the coordination and supervision of operations carried out by stations and other operational units. Each of the group companies is responsible for coordinating and supervising the activities of its subsidiary general companies.

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

      Since March 1996, the Ministry of Railways and our Parent Company have accorded us substantially greater latitude in our transportation operations. The Parent Company has granted us sufficient autonomy over passenger services on our own line, including autonomy over scheduling, frequency and train car mix. Taking advantage of this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet consumer demand. As of December 31, 2003, the total number of intercity express trains running daily between Guangzhou and Shenzhen increased from 54 pairs in 2002 to 63, while the total number of regular speed passenger trains was reduced from four pairs in 2002 to three pairs. We currently have 35 pairs of long-distance trains and 11 pairs of through trains.

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

PRICING

      The State Council, by taking into account national policy considerations, prescribes from time to time certain baseline pricing standards for the entire national railway system with respect to freight and passenger transportation. Because railroad transportation is basic to the national economy and people's daily life, the national pricing standards have historically been set below market levels. The Ministry of Railways has authority over setting transportation-related fees and charges. Under the special authorization granted to us by the Ministry of Railways and the State Council, we charge passenger fares and freight tariffs that, in most instances, exceed these national standards by 50%.

      In 2003, with approval from our Parent Company and the Ministry of Railways, we made various adjustments to our passenger and freight transportation pricing formula, including:

      1. slight upward adjustments to our passenger ticket prices for passengers traveling on our long-distance trains during the Spring Festival holiday in 2003;

      2. slight upward adjustments to passenger ticket prices for passengers traveling between Guangzhou and Shenzhen by our high-speed train during the Spring Festival and the National Day holidays in 2003;

      3. upward adjustments from RMB 60 to RMB 65 to our hard seat passenger ticket price for passengers traveling between Guangzhou and Shenzhen by our high-speed train since October 8, 2003; and

      4.    price discounts to our freight customers.

      Passenger Transportation. We set prices for Hong Kong through trains in consultation with KCR, independent of PRC national pricing standards. For domestic passenger trains that run within mainland China, we have the discretion to set our high-speed train fares, the discretion to set and adjust our regular-speed train fares within a specified range which is approximately 125% above the PRC national pricing standard.

      Freight Transportation. Freight transportation prices are set based on the type of commodity, its weight and the distance shipped. Generally, higher value products carry higher transportation tariffs. Prices for freight shipments on a per ton-kilometer basis usually decreases with an increase in the distance shipped.

      Under the current freight transportation tariff regime, we are permitted to charge all inbound or outbound freight at a fluctuated price ranging from 50% to 150% of national levels while we charge all pass through freight tariffs of national levels. In 2003, in order to attract more freight resources, we continued to offer price discounts for freight transportation of steel, coal, corn, beverage and container as in 2002. In addition, we extended our price discounts to other types of freight, such as rice and plastic.

ENVIRONMENTAL PROTECTION

      We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have six wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use. We pay regular fees to local authorities for the discharge of waste substances. In 2003, our environmental protection-related expenses were approximately RMB855,000.

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

      Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will be reliant on its own resources to cover losses and damages.

      With respect to our employees, we do not maintain medical insurance or disability insurance with any third party insurance carriers. We have adopted internal rules to provide for medical and disability benefits to our employees, consistent with Ministry of Railways regulations and practices and relevant regulations of the Shenzhen municipality. We have entered into service agreements with the Parent Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or "GEDC," a wholly-owned subsidiary of our Parent Company, pursuant to which the health care facilities owned by these entities provide medical services to the our employees and their families.

ITEM 4C.  ORGANIZATIONAL STRUCTURE

      The following table lists the significant subsidiaries of Guangshen Railway Company Limited as of December 31, 2003:

                                                                       COUNTRY OF          PERCENTAGE OF INTEREST
                              NAME                                    INCORPORATION       HELD BY GUANGSHEN RAILWAY
--------------------------------------------------------------        -------------       -------------------------
DIRECTLY HELD BY THE COMPANY

Guangzhou East Station Dongqun Trade and Commerce Service                 PRC                       100%
   Company
Shenzhen Fu Yuan Enterprise Development Company                           PRC                       100%
Shenzhen Guangshen Railway Civil Engineering Company                      PRC                       100%
Shenzhen Guangshen Railway Travel Service Ltd.                            PRC                       100%
Shenzhen Jian Kai Trade Company                                           PRC                       100%
Shenzhen Xiang Qun Enterprise Company                                     PRC                       100%
Shenzhen Jing Ming Industrial & Commercial Company Limited                PRC                       100%
Shenzhen Railway Station Travel Service Company(i)                        PRC                        75%
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and                 PRC                        55%
   Unloading Company
Dongguan Changsheng Enterprise Company                                    PRC                        51%
Shenzhen Guangshen Railway Electric Section Service Limited               PRC                       100%
Shenzhen Railway Station Passenger Services Company Limited               PRC                       100%

INDIRECTLY HELD BY THE COMPANY

Shenzhen Nantie Construction Supervision Company                          PRC                       100%
Shenzhen Guangshen Railway Economic and Trade Enterprise                  PRC                       100%
   Company
Shenzhen Railway Property Management Company Limited                      PRC                       100%
Shenzhen North Station Auto Repair Plant                                  PRC                       100%
Shenzhen North Station Loading and Unloading Transportation               PRC                       100%
   Company
Shenzhen North Station Railway Industry Technology Development            PRC                       100%
   Company
Shenzhen Yuezheng Enterprise Company Limited                              PRC                       100%
Shenzhen Road Multi-modal Transportation Company Limited                  PRC                        60%

--------------------
(i)   Sino-foreign equity or co-operative joint ventures.

ITEM 4D.  PROPERTY, PLANT AND EQUIPMENT

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

      For information about our equipment, see "Item 4B. Business Overview -- Equipment and Track Maintenance."

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

      In 2002, our actual capital expenditures were RMB422.4 million, mainly for construction projects and purchases of equipment and machinery, such as acquiring the land for the construction of the technical support and maintenance depot in northern Shenzhen, replacing 19 sections of wooden moveable center switches, constructing the last portion of the electrification project of the Guangzhou-Shenzhen third line, constructing the Western Ticket Hall at our Shenzhen Station and the immigration and customs inspection building at our Dongguan Station, completing the construction of the Ninth National Games Stadium Station and the crossing stations at Tangmei, Nanshe and Lincun Villages, expanding and implementing technological improvements at our Guangzhou East Station, purchasing twelve "25k" coaches, and paying the down-payment for four diesel locomotives.

      Our capital expenditures in 2003 was approximately RMB415 million. Our capital expansion plan was partly delayed by a delay in land acquisition and in relocating affected residents in the area. Our 2003 capital expenditures consisted primarily of:

      1.    upgrading our Guangzhou-Shenzhen Line,

      2. constructing a building in Guangzhou and ancillary facilities at our Shenzhen Station;

      3.    purchasing four DF12 diesel locomotives;

      4. upgrading and renovating our Guangzhou East Station, Pinghu Station and the old Dongguan Station;

      5. implementing a new ticket booking system, the TMIS information system, a new office information system; and

      6.    other small-scale construction and acquisition projects.

      Our planned capital expenditures for 2004 is approximately RMB 1,550 million and consist primarily of the following projects:

      1. an expansion of our Guangzhou-Shenzhen Line (Guangzhou to Pinghu link);

      2. building a centralized and computerized auxiliary schedule system to enable the automatic scheduling of our railway transportation services;

      3. building a Technical Support and Maintenance Deport for Passenger Vehicles at Shenzhen North Station and a passenger station, station houses and ancillary facilities for long-distance passenger travel to Buji;

      4.    building a connecting line for our Pinghu-Shenzhen passenger trains;

      5.    upgrading one of our Guangzhou-Shenzhen regular-speed train lines;

      6.    purchasing additional locomotives;

      7. building station rooms and ancillary facilities and upgrading certain facilities at our Shenzhen Station;

      8.    partial renovation at our Guangzhou East Station; and

      9.    building ancillary facilities at our Guangzhou East Station.

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

      During the first half of 2003, all of our businesses were affected by the outbreak of Severe Acute Respiratory Syndrome, or "SARS", in some provinces of Chinese mainland and in Hong Kong area to a relatively large extent. Our total revenues during the first half of 2003 decreased by 14.3% when compared to that of the same period of 2002.

      Following the effective control of the SARS epidemic, the PRC government implemented a series of policies to promote economic recovery, and we also carried out various marketing measures to increase our transportation volume, which helped to reduce the negative influence brought about by SARS. In addition, the economic interaction between Guangdong Province and Hong Kong increased due to the signing of Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA") in June 2003, which provided a favorable environment for us to increase our transportation volume during the second half of the year to compensate for our decreased business during the first half of the year.

      On May 16, 2003, Shenzhen Local Taxation Bureau issued Notice Concerning Certain Taxation Measures for Promoting the Prevention and Cure of Atypical Pneumonia of Our Municipality (the "No. 406 Notice"). According to the No. 406 Notice, we enjoyed the following preferential taxation policies: (i) during the period from May 1, 2003 to September 30, 2003, the business tax levied on the revenues generated from our passenger transportation business, city construction tax and education sub-charge was reduced by half; and (ii) upon our application, the real estate tax for our real estate used in the operation of our transportation business was reduced by half during the period from April 1, 2003 to September 30, 2003.

      On December 22, 2003,Shenzhen Local Taxation Bureau issued Notice Concerning Taxation Policies for Promoting the Prevention and Cure of Atypical Pneumonia Forwarded by Shenzhen Local Taxation Bureau to Bureau of Finance and State Administration of Taxation (the "No. 1103 Notice"). According to the No. 1103 Notice, we were exempted from paying the business tax levied on the revenues generated from our passenger transportation business, city construction tax and education sub-charge for the period from May 1, 2003 to September 30, 2003. 50% of each of the business tax on the revenues generated from our passenger transportation business, city construction tax and education sub-charge levied according to the No. 406 Notice were refunded.

      In 2003, in order to improve our operational efficiency and budget management, we implemented the Measures for Assessment and Targets of Operating Responsibilities of the Company. We adjusted the structure of our core transportation businesses, and made efforts to improve the management efficiency of our department. We also established a new management and regulatory system and increased the capacity of our day-to-day management. In addition, we established a Disclosure Committee and formulated the Measures and Procedures for the Company's Disclosure Controls for better control of information disclosure.

      In 2003, our total revenues were RMB2,413.4 million, representing a decrease of 4.1% from RMB2,517.5 million in 2002. In 2003, our revenues from passenger transportation service, freight transportation service and other businesses accounted for approximately 72.7%, 21.3% and 6.0% of our total revenues in 2003, respectively. In 2003, our profit attributable to shareholders was RMB511.8 million, representing a decrease of 8.1% from RMB557.1 million in 2002.

      In 2002 and 2003, we acquired a 0.69% equity interest in China Railway Communication Company Limited, or "CRCC" by injecting certain communication and signaling systems and construction-in-progress with a total carrying value of approximately RMB121.9 million. CRCC has confirmed in writing that we are entitled to 0.69% of the equity interest in CRCC as of December 31, 2003. The relevant legal registration procedures are still in progress and have not been completed as of the date of this annual report.

      In 2003, we replaced 46 sets of wooden moveable center switches with 40 sets of cement moveable center switches to improve the safety and stability of our passenger trains and constructed the Guangzhou East Regional Services and Electrical Affairs Comprehensive Building. In addition, we also established the ticket booking system, TIMIS information system and office information system.

      Railroad business revenues accounted for 92.5%, 93.8% and 94.0% of our total revenues in 2001, 2002 and 2003, respectively. The following table sets forth as a percentage of railroad business revenues the principal operating expenses associated with our railroad businesses for 2001, 2002 and 2003:

                                                                          YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------
                                                                    2001            2002          2003
                                                                   ------          ------        ------
Railroad businesses revenues (RMB millions)................         1,993           2,361         2,269
Labor and benefits.........................................            16%             16%           15%
Equipment leases and services..............................            13%             18%           19%
Materials and supplies.....................................             7%              8%           10%
Repair costs, excluding materials and supplies.............             5%              4%            4%
Depreciation (and amortization of leasehold land payments).            17%             16%           13%

                                                                          YEAR ENDED DECEMBER 31,
                                                                        --------------------------
                                                                          2001     2002     2003
                                                                          ----     ----     ----
General and administrative expenses...................................     8%       5%       6%
Fee for social services...............................................     3%       2%       3%
Others................................................................     4%       4%       5%
Operating ratio(1)....................................................    73%      73%      75%
Railroad businesses operating margin..................................    27%      27%      25%

----------------
(1) Total railroad operating expenses as a percentage of railroad businesses revenues.

ITEM 5A. OPERATING RESULTS

REVENUES

      In 2003, our total revenues were RMB2,413.4 million, representing a decrease of 4.1% from RMB2,517.5 million in 2002. Revenues from our passenger transportation service, our freight transportation service and our other businesses accounted for 72.7%, 21.3% and 6.0% of our total revenues in 2003 respectively. Revenues from our passenger transportation service and our freight transportation service accounted for 77.3% and 22.7%, respectively, of our revenues from our railroad transportation businesses in 2003.

      Passenger transportation service. Due to the impact from the SARS epidemic, our revenues from passenger transportation declined during the first half of 2003. We operated more trains and increased the frequency of stopping at intermediary stations to attract more passengers following the end of the SARS epidemic. We also worked on the integrated refurbishment of our passenger stations, such as Guangzhou East Station, Shenzhen Station and Dongguan Station, to improve our public image. Furthermore, we expanded our ticket network by opening more ticket offices at Guangzhou Station and other stations along the Guangzhou-Shenzhen route. We also made slight adjustments to our fares during peak periods and took other steps to improve our service quality and enhance our market efforts. In 2003, the total number of our passengers was 37.9 million, representing a decrease of 4.8% when compared to that of 2002; our passenger transportation revenues were RMB1,754.2 million, representing a decrease of 5.0% from that of 2002.

      The following table sets forth our revenues from passenger transportation and the number of our passengers for the three years ended December 31, 2003:

                                                                                YEAR ENDED DECEMBER 31,            CHANGE IN
                                                                      -----------------------------------------    2003 FROM
                                                                         2001             2002           2003         2002
                                                                         ----             ----           ----         ----
Revenue from passenger
       transportation (RMB thousands)................................. 1,426,010       1,846,599      1,754,223       (5.0%)
Total passengers (thousands)..........................................    38,842          39,776         37,861       (4.8%)
Revenue per passenger (RMB)...........................................     36.71           46.42          46.33       (0.2%)
Total passenger-kilometers (millions).................................  3,257.90        3,453.20       3,295.50       (4.6%)
Revenue per passenger-kilometer (RMB).................................      0.44            0.53           0.53          -

      Freight transportation. During 2003, despite the impact from SARS on our freight transportation business and competition from other means of transportation such as highway and water transportation, we transported a total of 27.6 million tonnes of freight, representing an increase of 1,000 tonnes when compared to that of 2002. We believe that this increase resulted from our marketing efforts in our freight transportation business and our relationships with ports, mines and other corporates, which enabled us to maintain existing large volume freight and capture new freight transportation business. Our freight transportation revenues in 2003 were RMB514.8 million, representing a slight increase of 0.1% when compared to that of 2002.

      - Our outbound freight revenues decreased by 9.4% from RMB94.26 million in 2002 to RMB85.4 million in 2003. This decrease in outbound freight transportation revenue was mainly due to the influence of SARS, which led to a decrease in the supply of some categories of goods (such as aero-fuel etc.) that accounted for large proportions of our outbound freight. Improvements in the road and water transportation networks and the increasing number of Chinese ports opening to countries outside China also reduced the amount of freight transported by rail. Following the end of the SARS epidemic, we enhanced marketing efforts on our freight transportation business and offered discounts to certain major customers and some categories of freight to maintain existing and attract new freight business. Following the end of the SARS epidemic, the Chinese economy recovered rapidly and demands for energy and raw material increased significantly. Increased charges for water and road transportation also contributed partly to a recovery in railway freight transportation business. All of these factors reduced the overall decrease of our outbound freight business in 2003.

      - Our inbound and pass-through freight revenues increased by 4.7% from RMB248.1 million in 2002 to RMB259.8 million in 2003. This increase was mainly due to the growth in demand for railway transportation resulting from the growth of the PRC economy and increased charges for road and water transportation, which offset of the adverse influence of SARS in 2003. Furthermore, the completion of the construction of the second railway track between Beijing and Jiujiang led to a resumption of the inbound and pass-through freight previously interrupted by the construction.

      - Our revenues from storage, loading and unloading and other miscellaneous freight services decreased by 1.2% from RMB171.7 million in 2002 to RMB169.6 million in 2003. This decrease was mainly due to a decrease in outbound freight, the discounts that we offered to certain customers and for some categories of freight to enhance the competitiveness of our freight transportation services, and reduced charges for our storage, loading and unloading services.

            The following table sets forth our revenues from freight transportation and the volumes of commodities we shipped for the three years ended December 31, 2003:


                                                                                         YEAR ENDED DECEMBER 31,    CHANGE IN
                                                                                       --------------------------   2003 FROM
                                                                                      2001       2002        2003      2002
                                                                                      ----       ----        ----      ----
Revenue from freight transportation
      (RMB thousands)...........................................................     567,276    514,036     514,794     0.1%
Total freight tons (thousands of tons)..........................................      29,012     27,583      27,584     0.0%


                                                                                         YEAR ENDED DECEMBER 31,     CHANGE IN
                                                                                       --------------------------    2003 FROM
                                                                                        2001      2002        2003      2002
                                                                                        ----      ----        ----      ----
Revenue per ton (RMB)...........................................................       19.55      18.64       18.66     0.1%
Total ton-kilometers (millions).................................................     2,082.5    1,926.0    1,978.90     2.7%
Revenue per ton-kilometer (RMB).................................................        0.27       0.27        0.26    (3.7%)

      Other Businesses. Our other businesses mainly consist of sales of goods and food, advertising and tourism services on board our trains and in our stations. Our revenues from other businesses in 2003 were RMB144.4 million, representing a decrease of 8.0% from RMB156.9 million in 2002. This decrease was mainly due to a decrease in our passenger volume and in consumption by passengers on board our trains and in our stations due to the SARS epidemic. In addition, revenues from our leases and advertising decreased due to the refurbishment of our passenger stations such as Guangzhou East Station, Shenzhen Station and Dongguan Station.

      The table below sets forth a breakdown of our revenues from the different categories of our other businesses for the three years ended December 31, 2003:

                                                                                                  YEAR  ENDED DECEMBER 31,
                                                                                       -------------------------------------------
                                                                                         2001             2002            2003
                                                                                         ----             ----            ----
                                                                                                    (RMB THOUSANDS)
On-board and station sales......................................................        51,627           40,977          38,156
Station services................................................................        41,287           43,913          40,003
Tourism, advertising and others.................................................        67,392           72,003          66,211
                                                                                       -------          -------         -------
     Total......................................................................       160,306          156,893         144,370
                                                                                       =======          =======         =======

      Operating Expenses. In 2003, our total operating expenses were RMB1,850.7 million, representing a decrease of 2.3% from RMB1,895.0 million in 2002.

      Railway Operating Expenses. Our total railway operating expenses decreased by 1.6% from RMB1,735.3 million in 2002 to RMB1,708.3 million in 2003, as follows:

      - Labor and benefits. In 2003, our labor and benefits expenses amounted to RMB347.6 million, representing a decrease of 7.0% from RMB373.8 million in 2002. This decrease in our labor and benefits expenses was mainly due to a decrease in the bonuses we pay based on our operating results. The decrease in such bonuses also led to a decrease in the overall costs of our welfare benefits.

      - Materials and supplies. Our materials and supplies expenses consist mainly of fuel, water and electricity expenses. In 2003, our material and supplies expenses amounted to RMB217.0 million, representing an increase of 13.0% from RMB192.1 million in 2002. This increase was mainly due to an increase in the prices of diesel oil and other fuels used by locomotives, which was caused by a rise in the prices of petroleum products. Our consumption of water and electricity also increased significantly because of the additional ventilation systems and disinfection equipments we installed in our stations and on board our trains and an increase in the frequency of the cleaning and disinfecting of public areas during the SARS period. In addition, the operation of the additional Hong Kong through-trains and the high-speed passenger trains between Guangzhou and Shenzhen also increased our consumption of materials, water and electricity.

      - Depreciation. In 2003, depreciation expenses relating to our fixed assets were RMB290.0 million, representing a decrease of 13.6% from RMB335.5 million in 2002. This decrease was mainly due to an extension of the estimated useful life of a portion of our fixed assets. We re-estimated the useful life and the depreciation rate of part of its fixed assets in 2003 based on the experience and maintenance program established by our management and engineering personnel, which decreased depreciation expenses relating to our fixed assets in 2003. See note 13 to our audited financial statements included elsewhere in this annual report.

      - Repair. In 2003, our repair expenses were RMB89.6 million, representing a decrease of 12.5% from RMB102.4 million in 2002. This decrease was mainly due to a decrease in the repair expenses relating to our buildings in 2003. We also undertook the repair work of some locomotives and vehicles formerly outsourced to other factories. Completion of the improvement work at passenger stations along the Guangzhou Shenzhen route in 2002 also contributed to a decrease in our related expenses in 2003.

      - Equipment leases and services. Our expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2003, our expenses on equipment leases and services were RMB437.7 million, representing an increase of 0.9% from RMB433.9 million in 2002. This increase was mainly due to the operation of additional Hong Kong through-trains and the high-speed passenger trains between Guangzhou and Shenzhen in 2003. We also leased more trucks from the MOR in 2003, resulting in an increase in the leasing fees we paid to the MOR.

      - Social services. These fees relate to services provided to our employees, including health care and education and to services relating to passenger safety and security. In 2003, our fees for social services were RMB62.6 million, representing an increase of 9.0% from RMB57.4 million in 2002. This increase was mainly due to the additional medical and sterilization services we implemented during the SARS epidemic.

      - General and administrative. Our general and administrative expenses were RMB134.7 million in 2003, representing an increase of 8.8% from RMB123.8 million in 2002. This increase was mainly due to a growth in payment for pensions. The pensions were calculated based on the aggregate amount of our employees' salaries for the previous year. As the aggregate amount of our employees' salaries in 2002 was higher than those in 2001, our expenses for pensions in 2003 increased.

      - Other expenses. In 2003, our other expenses amounted to RMB113.4 million, representing an increase of 11.9% from RMB101.3 million in 2002.

PROFIT FROM OPERATIONS

      Our profit from operations decreased by 9.6% from RMB622.5 million in 2002 to

RMB562.7 million in 2003 due to a decrease in our total revenues.

TAXATION

      As we are registered and established in the Shenzhen Special Economic Zone, our railroad businesses are subject to income tax at a rate of 15%. According to relevant tax regulations, our other businesses and our subsidiaries are subject to income tax at the rate of either 15% or 33%, depending on the location of incorporation. In addition, a member of our subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years. Our income tax expense was RMB93.4 million in 2003, representing an effective tax rate of 15.4% and a decrease of RMB11.0 million compared to RMB104.4 million in 2002.

NET PROFIT

      Our consolidated net profit decreased by 8.1% from RMB557.1 million in 2002 to RMB511.8 million in 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

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

      Passenger transportation service. In 2002, passenger transportation experienced significant growth. The revenues from the passenger transportation business were RMB1,846.6 million in 2002, representing an increase of 29.5% from RMB1,426.0 million in 2001. The sharp increase in revenues from passenger transportation was due primarily to the full-year operation of our Shenzhen-Yueyang and Shenzhen-Beijing long-distance passenger trains (as compared to 2001, when these trains operated for less than half the year) and the completion of our "As-Frequent-As-Buses" Train Project between Guangzhou and Shenzhen in 2002. Since January 2002, we have been operating 54 pairs of high speed trains and 4 pairs of regular speed trains, with high speed trains accounting for more than 93% of the total. The per passenger ticket price of long distance trains is two to four times the price of the Guangzhou Shenzhen high speed trains, and the ticket price of the Guangzhou Shezhen high-speed trains is double the price of regular speed trains. As a result of the increase in the number of high-speed trains and long-distance trains operating in 2002 compared to 2001, our revenue per passenger increased by 26.4% from RMB36.7 in 2001 to RMB46.4 in 2002.

      In 2002, we operated an average of 99 pairs of passenger trains per day on the Guangzhou Shenzhen route, of which seven pairs were the Hong Kong through trains between Guangzhou and Kowloon, 54 pairs were high-speed trains between Guangzhou and Shenzhen, four pairs were regular speed trains between Guangzhou and Schenzhen and 34 pairs were long-distance trains. The total number of passengers increased by 2.4% from approximately 38.8 million in 2001 to approximately 39.8 million in 2002.

      Freight transportation. In 2002, our freight transportation revenues were RMB514.0 million, representing a decline of 9.4% from RMB567.3 million in 2001. The decline was primarily due to the intense competition from other modes of transportation. Total freight tonnage was approximately 27.6 million tons, representing a 4.9% decrease from approximately 29.0 million tons in 2001.

      - Our outbound freight revenue increased by 2.4% from RMB92.1 million in 2001 to RMB94.26 million in 2002. The increase in outbound freight transportation revenue was mainly due to higher transportation volume generated by freight price discounts. These decreased prices helped us to maintain our existing customers and attract some new freight customers. Furthermore, we enhanced our relationships with ports, mines and factories, and strengthened our efforts in directing certain freight from ocean shipments to our railway, which also contributed to the increase in transportation volume. Outbound freight tonnage increased by 7.2% from approximately 6.8 million tons in 2001 to approximately 7.3 million tons in 2002.

      - Our inbound and pass through freight revenue decreased by 8.5% from RMB271.2 million in 2001 to RMB 248.1 million in 2002. The decline was mainly caused by the construction of the second track on the Beijing Jiujiang line and the national railway re-routing that decreased the volume of inbound and pass through freight transportation. Furthermore, there was a decline in the amount of goods being shipped to Shenzhen from other parts of China due to an increase of imported goods from overseas. In 2002, our inbound and pass through freight transportation volume was approximately 20.3 million tons, representing a decline of 8.6% from approximately 22.2 million tons in 2001.

      - Our revenue from storage, loading, unloading and other miscellaneous items of freight services decreased by 15.8% from RMB204.0 million in 2001 to RMB171.7 million in 2002. The decrease was mainly due to the drop in freight price discounts and the reduction of storage and loading charges.

      The following table sets forth the revenues from freight transportation and the volumes of commodities shipped for the three years ended December 31, 2002:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------  CHANGE FROM
                                                                                   2000         2001        2002       2001
                                                                                   ----         ----        ----       ----
Revenue from freight transportation
      (RMB thousands)...........................................................   549,694     567,276     514,036     (9.4%)
Total freight tons (thousands of tons)..........................................    28,733      29,012      27,583     (4.9%)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                    ------------------------------   CHANGE FROM
                                                                                    2000       2001        2002          2001
                                                                                    ----       ----        ----          ----
Revenue per ton (RMB)...........................................................     19.13       19.55       18.64     (4.7%)
Total ton-kilometers (millions).................................................   2,071.6     2,082.5     1,926.0     (7.5%)
Revenue per ton-kilometer (RMB).................................................      0.27        0.27        0.27        -

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

      The table below sets forth a breakdown of the revenues from different categories of our other businesses for the three years ended December 31, 2002:

                                                                                             YEAR  ENDED DECEMBER 31,
                                                                                   ------------------------------------------
                                                                                        2000           2001            2002
                                                                                        ----           ----            ----
                                                                                                  (RMB THOUSANDS)
On-board and station sales.........................................................     58,030         51,627          40,977
Station services...................................................................     65,934         41,287          43,913
Tourism, advertising and others....................................................     69,451         67,392          72,003
                                                                                       -------        -------         -------
     Total.........................................................................    193,415        160,306         156,893
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

      Railway Operating Expenses. Our total railway operating expenses increased by 18.8% from RMB1,460.6 million in 2001 to RMB1,735.3 million in 2002. Details are as follows:

      - Labor and benefits. In 2002, our labor and benefits expenses amounted to RMB373.8 million, representing an increase of 16.6% from RMB320.6 million in 2001. The rise in labor and benefits expenses was mainly due to the increase in the number of employees resulting from the operation of two additional long-distance trains and the more frequent train service along the Guangzhou-Shenzhen route, as well as an increase in the average salaries of our employees. The number of our employees increased to 9,258 as of December 31, 2002 from 9,132 as of December 31, 2001. Moreover, our efforts to link compensation with our employees' performance also increased the overall salary and welfare expenses in 2002.

      - Materials and supplies. Materials and supplies consisted of fuel, water and electricity. In 2002, our materials and supplies expenses amounted to RMB192.1 million, representing an increase of 32.8% from RMB144.7 million in 2001. The higher expenses were mainly caused by the increase in materials consumption resulting from the full year operation of the eight newly operated "Blue Arrow" electric trains that were part of our "As-Frequent-As-Buses" Train Project that we leased in the second half of 2001 and the two additional long-distance passenger trains that operated throughout 2002. The higher frequency of train service on the

            Guangzhou-Shenzhen route, the increased number of pairs of electric trains and the shift to electricity power on some freight trains also added to the materials and supplies expenses.

      - Depreciation. In 2002, depreciation expenses of fixed assets were RMB335.5 million, representing a 2.0% decrease from RMB342.5 million in 2001. The decrease in depreciation expenses was mainly due to our contribution of RMB120.6 million of telecommunication assets and certain related construction-in-progress to China Railcom. The depreciation associated with these assets of approximately RMB11.1 million was no longer reflected in our audited consolidated financial statements, thus reducing our depreciation expenses in 2002.

      - Repair expenses. In 2002, repair expenses amounted to RMB102.4 million, representing an 8.3% increase from RMB94.6 million in 2001. The increase was mainly due to the full year operation of two new long-distance trains that commenced operation in the second half of 2001 and the full year operation of the "As-Frequent-As-Buses" Train Project on the Guangzhou-Shenzhen route. In addition, efforts to improve both passenger and freight transportation facilities along the Guangzhou-Shenzhen route also increased repair expenses.

      - Equipment leases and services. In 2002, expenses on equipment leases and services amounted to RMB433.9 million, representing a 65.4% increase from RMB262.3 million in 2001. The substantial increase of such expenses in 2002 was mainly due to the full year operation of two new long-distance trains (Shenzhen-Yueyang and Shenzhen-Beijing) which significantly increased the expenditures paid to other railway companies for railway line usage and train hauling expenses. Furthermore, the full year operation of the eight high-speed electric trains leased from Guangzhou Zhong Che Rolling Stock Sales and Leasing Company also increased leasing expenses significantly.

      - Fees for social services. Fees for social services are paid for services provided to our employees, including health care and education and for services relating to passenger safety and security. In 2002, fees for social services were RMB57.39 million, representing an increase of 0.4% from RMB57.16 million in 2001. The increase was due primarily to the fees paid for passenger safety and security on our two new long-distance passenger trains.

      - General and administrative expenses. General and administrative expenses in 2002 were RMB123.8 million, representing a decrease of 17.6% from RMB150.2 million in 2001. The decrease was due primarily to the significant drop in the provision for bad debts in 2002, and to the decrease in losses from bad debts from RMB29.6 million in 2001 to RMB4.6 million in 2002. In 2002, we improved our receivables collection by managing and clearing outstanding accounts receivable. As a result, our accounts receivable dropped significantly.

      - Other expenses. In 2002, other expenses amounted to RMB101.3 million, representing an increase of 38.2% from RMB73.2 million in 2001. The increase in other expenses was due to the addition of two long-distance trains and the full year operation of the "As-Frequent-As-Buses" Train Project on the Guangzhou-Shenzhen route, which increased various direct costs. Since we contributed our telecommunication assets into China Railcom, we started to pay for telecommunication services provided by China Railcom, which increased our expenses for telecommunication services.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set out in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and estimation techniques that are most appropriate in the circumstances for the purpose of giving a true and fair view of our results and financial condition. We based our estimates and judgments on historical experience and on various other assumptions we deem reasonable under relevant circumstances. However, different policies, estimation techniques and assumptions in critical areas could lead to materially different results, in particular, with respect to fixed assets, receivables, provision and impairments discussed in the following paragraphs.

FIXED ASSETS

      The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use and subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and an adjustment is made where there has been a material change. Repairs and maintenance are charged to our income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

     Estimation of the useful lives of assets that are long-lived as well as their salvage values requires significant management judgment. Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of 4% to 10% of cost, of each asset over its estimated useful life.

     Our management reassessed the estimated useful lives and depreciation rates of fixed assets periodically. The assessment was based on the experience and maintenance program established by the management and the engineering personnel, current operations and potential changes in technology, personnel, estimated salvage value of assets, and industry regulations. Effective from 1 January, 2003, we changed the estimated useful lives of our track, bridges and service roads from 44 years to a range from 55 years to 100 years and changed the useful lives of our locomotives and rolling stock from 16 years to 20 years. The effect of such change of accounting estimates to our consolidated income statement for the year ended 31 December 2003 is set out in Note 13 to our audited financial statements includes elsewhere in this annual report. The estimated useful lives of our fixed assets are as follows:

Buildings                                        25 to 40 years
Leasehold improvements                           over the lease terms
Track, bridges and service roads                 55 to 100 years
Locomotives and rolling stock                    20 years
Communications and signaling systems             8 to 20 years
Other machinery and equipment                    7 to 25 years

     Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

     Due to the capital intensive nature of our business and the large base of depreciable assets, variances to those estimates could have a material effect on our Consolidated Financial Statements. If the estimated useful lives of all depreciable assets were increased by one year, annual depreciation expense would decrease by RMB16.3 million. If the estimated useful lives of all assets to be depreciated were decreased by one year, annual depreciation expense would increase by RMB19.9 million.


RECEIVABLES

      Receivables are carried at original invoice amount less the provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that we will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

     Other receivables are also assessed for incollectibility when the circumstances indicate that we might not be able to collect all amounts due according to the original terms of receivables.

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

CONTINGENCY

     An accrual for a loss contingency is established if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred or an asset has been impaired. Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise. The estimates of whether an accrual is necessary have been developed in consultation with our outside counsel based upon an analysis of potential results.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

      Our principal source of capital has been cash flow from operations, and principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

      We generated approximately RMB798.4 million of net cash flow from operating activities in 2003. Substantially all of our revenues were received in cash, with accounts receivable arising primarily from long-distance passenger and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenues generated from other businesses were received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

      In 2003, other than operating expenses, our cash outflow mainly related to the following:

      - capital expenditures of approximately RMB306.0 million, representing a decrease of 2.8% from RMB535.0 million in 2002 (see "Item 4D. Property, Plant and Equipment" for a description of these capital expenditures); and

      -     payment of dividends of approximately RMB433.6 million.

      Funds not required for immediate use are kept in short and medium-term investments and bank deposits.

      We had temporary cash investments of approximately RMB627.4 million as of December 31, 2003 and cash and cash equivalents of RMB1,402.4 million.

      As of 31 December, 2003, we had a fixed deposit of approximately RMB31.4 million in Zeng Cheng City Li Cheng Credit Cooperative, or "Li Cheng." We were unable to recover the principal from Li Cheng upon the expiry of the fixed deposit term. In March 1999, we instituted legal proceedings against Li Cheng to recover the deposit and the related interest. According to a court verdict dated 12 October, 1999, Li Cheng was required to repay the deposit principal and the related interest to us. Li Cheng failed to comply with the court ruling, and we further applied to the court for compulsory enforcement of the court order. In July 2000, Li Cheng filed a court petition for winding up. On 9 November, 2000, the court ordered the suspension of execution of the court ruling dated 12 October, 1999 during the winding-up of Li Cheng. On 23 November, 2000, we applied to the Guangdong Provincial Government for an allocation of funds by the government to Li Cheng for the repayment of our deposit principal. The provincial government accepted our petition and requested the municipal government to follow up on our case. As of December 31, 2003, we have not collected our fixed deposit. Accordingly, this amount is classified as other receivables and accounted for as part of our provision for doubtful accounts according to management's estimates.

      As of December 31, 2003, we did not have any bank loans or guarantees outstanding nor any trust deposits placed with any financial institutions in the PRC.

CASH FLOW

      Our cash and cash equivalents in 2003 decreased by approximately RMB10.7 million over 2002 primarily due to the negative impact of SARS on sales. The table below sets forth the major items in the consolidated cash flow statements for 2002 and 2003 and the percentage change from 2002 to 2003.


                                                                                          YEAR ENDED DECEMBER 31,
                                                                                   ---------------------------------   CHANGE
                                                                                       2002            2003          FROM 2002
                                                                                       ----            ----          ---------
                                                                                           (RMB THOUSANDS)
Net cash generated from operating
     activities.................................................................     1,157,177        798,449           (31%)
Net cash from/(used in) investing activities....................................       251,003       (375,469)         (250%)
Net cash (used in) financing activities.........................................      (360,643)      (433,666)          (20%)
                                                                                     ---------       --------
Net increase/(decrease) of cash and
     cash equivalents...........................................................     1,047,537        (10,686)         (101%)
                                                                                     =========       ========          ====

      Our net cash generated from operating activities in 2003 was approximately RMB798.4 million, representing a decrease of RMB358.8 million from RMB1,157.2 million in 2002. The decrease resulted primarily from a decrease in cash flow generated from our passenger transportation business.

      Our working capital increased from RMB1,631.4 million in 2002 to RMB1,898.7 in 2003. The decrease was mainly due to the accrued expense decrease resulted from the house reform project completed.

      Our net cash used in investing activities was approximately RMB375.5 million in 2003, as compared to net cash provided by investing activities of RMB251.0 million in 2002. Cash used in investing activities in 2003 mainly included the purchase of fixed assets and payments for construction-in-progress. The net cash provided by investing activities in 2002 was mainly due to the company reduced the temporary cash investment by RMB777.09 million, while the temporary cash investment was increased by RMB60.1 million in 2003.

      Net cash used in financing activities in 2003 was approximately RMB433.7 million, representing an increase of RMB73.0 million from RMB360.6 million in 2002. It consisted of a dividend payment of RMB433.6 million to shareholders of the Company and distribution to minority shareholders of approximately RMB0.1 million.

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

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

ITEM 5D. TREND INFORMATION

      The Pearl River Delta has been one of China's fastest growing economic regions. We expect the PRC government's current economic, import and export, foreign investment and infrastructure policies to generate additional demand for transportation services generally. These policies and measures may have both positive and negative effects on our business development. They are expected to promote economic growth and create new demand for our transportation services. At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. Due to the SARS epidemic, we experienced a significant decrease in passenger traffic in the first half of 2003. A similar outbreak of SARS or other epidemic in the future is likely to have a material adverse effect on our operating results and financial condition.

      We believe that while the PRC government is in the progress of lessening restrictions on foreign investment following China's entry into the WTO, the opening up of domestic railway transportation will be gradual and we expect due to competition from foreign and domestic railway to be limited in the short term. China's entry into the WTO may increase other Chinese coastal cities' significance in trading. As a result, part of the freight currently transferred through ports in Hong Kong and Shenzhen may be divested to other ports in the PRC, which will adversely affect our railway freight business. In addition, as the PRC government lifts control over foreign investments, including allowing foreign participation in railway construction, our railway monopoly position in our service region may be challenged by foreign strategic investment. We believe that we are prepared for the challenges as well as the opportunities that have arised or will arise with China's accession to the WTO.

      With increasing economic cooperation in regional economies of the "Great Pearl River Delta" and the "Extensive Pearl River Delta", and the implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement, or "CEPA", we expect our service territory to experience a rapid and sustained economic growth. In addition, we also expect domestic policies and developments, such as the "Fifth Great Speed Up in Chinese Railways," the "Relaxed Individual Travel to Hong Kong and Macao Special Administrative Region," the commencement of operation of the Shenzhen Subway and improvement in the Guangzhou Subway to have a positive impact on our passenger and freight transportation businesses in 2004.

ITEM 5E. OFF-BALANCE SHEET ARRANGEMENTS

      There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2003 for the periods indicated.

                 CONTRACTUAL OBLIGATIONS PAYMENTS DUE BY PERIOD

                                                                        PAYMENT DUE BY PERIOD
                                                                         (RMB in thousands)
                                                                                                                        2009 AND
     CONTRACTUAL OBLIGATIONS               TOTAL          2004          2005           2006         2007       2008    THEREAFTER
Long-Term Debt Obligations                   -             -             -               -            -         -         -
Capital (Finance) Lease Obligations          -             -             -               -            -         -         -
Operating Lease Obligations                291,375       108,000       108,000         75,375         -         -         -
Purchase Obligations                         -             -             -               -            -         -         -
Other Long-Term Liabilities Reflected        -             -             -               -            -         -         -
on the Company's Balance Sheet
under IFRS
Total                                      291,375       108,000       108,000         75,375         -         -         -

      We plan to implement the following development projects in 2004:

      - We plan to increase our overall transportation capacity, including the construction of a fourth line between Guangzhou and Shenzhen, a technical support and maintenance depot for passenger vehicles at Northern Shenzhen Station, an auxiliary station in Buji for long-distance passenger trains and a connecting track for passenger trains from Pinghu to Shenzhen.

      - In our passenger transportation business, we plan to: (i) further improve our "As-Frequent-As-Buses" Train Project of the Guangzhou-Shenzhen high-speed passenger trains by increasing the frequency of our high-speed train services and appropriately adjusting the stops at intermediary stations based on passenger demand; (ii) conduct feasibility studies on the introduction of advanced electric passenger trains and the IC Card Ticketing System;
            (iii) continue the integrated refurbishment of our stations and improve our passenger service facilities and enhance our service quality; and (vi) continue the expansion of our through-train business between Guangdong Province and Hong Kong. We commenced the operations of two pairs of Hong Kong through-trains on April 18, 2004.

      - In our freight transportation business, we plan to: (i) increase our marketing efforts and enhance our cooperation with key ports, mines, factories and corporate entities; (ii) continue to improve our service quality and efficiency; (iii) commence the operation of "5 fixed" (fixed location, fixed line, fixed time, fixed price and fixed schedule) freight train services in southwest China.

      - We also plan to maintain a tight control over our working capital and to achieve low-cost expansion through equity investments, mergers and acquisitions when appropriate opportunities arise.

      We may be unable to obtain sufficient financing to fund our substantial capital requirements, which could limit its growth potential. We estimate that we will require approximately RMB1,550.0 million for capital expenditures in 2004, mainly including the construction of our fourth track between Guangzhou and Shenzhen, the construction of a technical support and maintenance depot in northern Shenzhen, the purchase of additional locomotives and trains. Our actual capital requirements may be greater. We may not be able to obtain sufficient funds on commercially acceptable terms. If adequate capital is not available, our planned capital expenditure and business prospects could be adversely affected.

ITEM 5G.  ADDITIONAL INFORMATION

PRINCIPAL DIFFERENCES BETWEEN IFRS AND US GAAP

      Our audited consolidated financial statements conform to IFRS, which differ in certain respects from those prepared under US GAAP. A major difference between IFRS and US GAAP, which has a significant effect on our consolidated net profit and consolidated net assets is set out below:

REVALUATION OF FIXED ASSETS

      In connection with the restructuring undertaken for our initial public offering, we revalued our fixed assets on March 6, 1996 and we recorded a revaluation surplus of fixed assets amounting to approximately RMB1.5 billion. We carried out a further revaluation as of September 30, 2002, which did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded. See note 13 to our audited financial statements included elsewhere in this annual report.

      Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB38.5 million for the year ended December 31, 2003 compared to approximately RMB48.4 million in 2002.

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

      The effects on our consolidated net profit resulting from the significant differences between IFRS and US GAAP are summarized below:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------------------
                                                                         2001            2002            2003          2003
                                                                         ----            ----            ----          ----
                                                                        RMB IN         RMB IN          RMB IN        US$(1) IN
                                                                       THOUSANDS      THOUSANDS       THOUSANDS      THOUSANDS
                                                                                                                    (Unaudited)
Net profit under IFRS..............................................      533,495        557,083         511,762         61,807
US GAAP adjustments:
       Reversal of additional depreciation charges
         arising from the revaluation surplus on
         fixed assets..............................................       48,422         48,422          38,548          4,655
       Effect of US GAAP adjustment on taxation....................       (7,263)        (7,263)         (5,782)          (698)
                                                                         -------        -------         -------         ------
Consolidated net profit under US GAAP..............................      574,654        598,242         544,528         65,764
                                                                         =======        =======         =======         ======
Earnings per share under US GAAP...................................         0.13           0.14            0.13           0.02
                                                                         =======        =======         =======         ======

Earnings per equivalent ADS under
       US GAAP.....................................................         6.63           6.90            6.28           0.76
                                                                            ====           ====            ====           ====

---------------
            (1) Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2003 of US$1.00 to RMB8.28.

      The effects on our consolidated net assets resulting from the significant differences between IFRS and US GAAP are summarized below:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                             -------------------------------------------------
                                                                                 2002             2003             2003
                                                                                 ----             ----             ----
                                                                               RMB IN           RMB IN           US$(1) IN
                                                                              THOUSANDS        THOUSANDS         THOUSANDS
                                                                                                                (Unaudited)
Consolidated net assets under IFRS........................................   10,244,151       10,322,358        1,246,662
US GAAP adjustments:
       Reversal of the revaluation surplus on fixed assets................   (1,492,185)      (1,492,185)        (180,216)
       Reversal of additional depreciation charges arising from the
        revaluation surplus on fixed assets...............................      330,884          369,432           44,617
       Deferred tax assets created........................................      174,195          168,413           20,340
                                                                              ---------        ---------        ---------
Consolidated net assets under US GAAP.....................................    9,257,045        9,368,018        1,131,403
                                                                              =========        =========        =========

---------------
            (1) Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2003 of US$1.00 to RMB8.28.

      There are no significant differences between IFRS and US GAAP that would affect the classification in the balance sheet and the income statement that would not also affect our net income or shareholders' equity.

RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

      In 2003, the Financial Accounting Standards Board, or "FASB", issued Statement of Financial Accounting Standards No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or "SFAS 150", and FASB Interpretation No.46, Consolidation of Variable Interest Entities, or "FIN 46".

      SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that issuer classify a financial instrument that is within its scope as liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No.6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. In addition, SFAS 150 concludes the first phase of the Board's redeliberations of the Exposure Draft, Accounting for Financial Instruments with Characteristics of Liability, Equity, or Both. SFAS 150 is effective for financial instruments entered into or modified after 31 May, 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June, 2003, except for mandatorily redeemable financial instruments of non-public entities. We do not expect that the adoption of SFAS 150 will any material impact on our financial statements.

      FIN 46 provides guidance on the identification of and financial reporting for entities over which controls is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after 31 January, 2003, and to variable interest entities in which an enterprise obtains an interest after the date. It applies in the first fiscal year or interim period beginning after 15 June, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February, 2003. We do not expect that the adoption FIN 46 will have any material impact on our financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

      All of our directors were duly elected at meetings of our shareholders. At our general shareholders' meeting held on June 10, 2004, Mr. Wilton Chau was elected as a director of our Company. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People's Republic of China 518010.

      The table below sets forth the information relating to our directors:

                                                                                                  DATE FIRST
                                                                                                  ELECTED OR
  NAME                             AGE                      POSITION                              APPOINTED
  ----                             ---                      --------                              ---------
Wu Junguang                        55               Chairman of the Board of Directors                2003
Feng Qifu                          55               Director and General Manager                      2003
Hu Lingling                        40               Director                                          2003
Wu Houhui                          55               Director                                          1999
Wen Weiming                        41               Director                                          2003
Li Qingyun                         40               Director and Deputy General Manager               2000
Li Peng                            57               Director and Chairman of the Trade Union          1998
Chang Loong Cheong                 58               Director                                          1996
Deborah Kong                       44               Director                                          1996
Wilton Chau                        42               Director                                          2004

      Wu Junguang, age 55, was elected the chairman of the board of directors of Guangshen Railway on June 10, 2003. Mr. Wu graduated from South China Normal University. Since 1964, Mr. Wu has served in various managerial positions including general manager of Yangcheng Railway Company and our predecessor, Guangzhou Railway Sub-administration. Mr. Wu has served as the general manager of our Parent Company since April 2002 and as the chairman of our Parent Company since June 2003.

      Feng Qifu, age 55, was elected a director of Guangshen Railway in 2003 and is currently our general manager. Mr. Feng is an economist and graduated from the Party's School of Guangdong Provincial. He has over 30 years of experience in the railway industry. Since 1993, Mr. Feng has served as the general manager of the Changsha Railway Company and as the assistant to the general manager and the deputy general manager of our Parent Company. Mr. Feng was appointed our general manager on May 8, 2003.

      Hu Lingling, age 40, was elected a director of Guangshen Railway in 2003. Mr. Hu is an engineer and graduated from Changsha Railway Institute. Mr. Hu has served as the deputy chief engineer, the deputy stationmaster of Shaoguan Railway station of Yangcheng Railway Company, the deputy chief engineer, the deputy general manager of Yangcheng Railway Company and the director of the transportation department of our Parent Company Chronologically. Presently he serves as the deputy general manager of our Parent Company.

      Wu Houhui, age 55, was elected a director of Guangshen Railway in 1999. He is a graduate of Dalian Railway College and a senior economist. Mr. Wu served in various managerial position, including the position of director of the Enterprise Management Office, at our Parent Company from 1984 to 2000. Since November 2001, Mr. Wu has served as the deputy chief economist of our Parent Company.

      Wen Weiming, age 41, was elected a director of Guangshen Railway in 2003. Mr. Wen is an accountant and graduated from Guangzhou Railway Workers' College. He has over 10 years expereice in the railway industry, and has served as the director of the accounting and finance department, the chief accountant of the diversified businesses sub-section, and the director of the finance sub-section of Yangcheng Railway Company. Since May 2001, Mr. Wen has served as the deputy director of the finance department of our Parent Company.

      Li Qingyun, age 40, was elected a director of Guangshen Railway in 2000 and is currently our deputy general manager. Mr. Li graduated from North Communications University in 1989. He holds a master's degree in railway transportation and organization. He served in managerial positions in various technical and transportation departments of our Parent Company from 1989 to August 1999. He joined us in September 1999.

      Li Peng, age 57, was elected a director of Guangshen Railway in 1998 and is also acting as the chairman of our trade union. Mr. Li is a graduate of the East China Civil Engineering Institute and has served in various executive and labor organizational positions in Yangcheng Railway Company since 1977. He was the deputy general manager of Guangzhou Railway Company and the Guangshen Railway Enterprise Development Company from 1992 to 1997. Mr. Li joined us in December 1997.

      Chang Loon Cheong, age 58, was elected an independent non-executive director of Guangshen Railway in 1996. He holds a management certificate from the Hong Kong Management Association and is an independent non-executive director of Guangshen Railway. Mr. Chang is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang has acted as a manager of Cathay Restaurant in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited and Orient Overseas Container Line Limited in West Africa, and the general manager and a director of Noble Ascent Company Limited.

      Deborah Kong, age 44, was elected an independent non-executive director of Guangshen Railway in 1996. Ms. Kong is currently an executive director of Centennial Resources Holding Company Limited. Ms. Kong holds a bachelor of arts degree from Sydney University and a one-year master degree course of finance degree from Macquarie University in Australia. She is a member of the Standing Committee of the People's Political Consultative Conference of Shandong Province in the PRC.

      Wilton Chau, age 42, was elected an independent non-executive director of Guangshen Railway in 2004. Mr. Chau holds a bachelor degree in applied mathematics from University of Hong Kong, a LLB degree from University of Wolverhampton and a Master of Business Administration from the University of Wales. Mr. Chau is a fellow member of the Association of Chartered Certified Accountants, a member of Singapore Institute of Arbitrators and Council member of Hong Kong Biotechnology Association. Since 1987, Mr. Chau has served several financial institutions in various senior positions overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently the chairman of Qleap Venture Limited.

SUPERVISORS

      The table below sets forth the information relating to our supervisors:

                                                           DATE FIRST ELECTED
NAME                 AGE             POSITION               OR APPOINTED
----                 ---             --------               ------------
Yao Muming           50              Supervisor                 1999
Tang Dinghong        55              Supervisor                 2004
Zhao Genrong         58              Supervisor                 2000
Chen Yongbao         52              Supervisor                 2002
Chen Yunzhong        51              Supervisor                 2001
Yang Rongjiu         56              Supervisor                 2002

      Yao Muming, age 50, was appointed as a Supervisor of Guangshen Railway in 1999. Mr. Yao graduated from South China Normal University and previously served as the Deputy Director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureaus. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao has been a member of the senior management of our Parent Company. Since July 2003, he has served the chairman of the supervisory board.

      Tang Dinghong, age 55, was appointed as a supervisor of Guangshen Railway in 2004. Mr. Tang graduated from Zhongshan University. He started to work in the railway industry since 1969 and had served in various senior managerial positions of Guangzhou Railway (Group) Company. Mr. Tang joined us in July 2003.

      Zhao Genrong, age 58, was appointed as a supervisor of Guangshen Railway in 2000. Mr. Zhao is a graduate of North Communications University. He served in various financial positions in Hengyang Railway Company from 1968. Since 1983, Mr. Zhao has served as the deputy director and subsequently as the director of the financial department of our Parent Company. Since August 1999, Mr. Zhao has served as the director of the audit department of our Parent Company.

      Chen Yongbao, age 52, was appointed as a supervisor of Guangshen Railway in 2002. Mr. Chen graduated from Zhuzhou Railway Mechanical School. Since 1975, he has served in various managerial positions in Guangzhou Railway Company and Yangcheng Railway Company. From 1997 to 2001, Mr. Chen served in the administration supervisory position at our Parent Company. Since May 2001, Mr. Chen has served as the chief of the supervision department of our Parent Company.

      Chen Yunzhong, age 51, was appointed as a supervisor of Guangshen Railway in 2001. Mr. Chen graduated from Guangzhou Railway Driver's School, Guangdong Jinan University and the Central Administration Academy. He was a member of the senior management of Hainan Railway Company. Mr. Chen joined us in May 2000.

      Yang Rongjiu, age 56, was appointed as a supervisor of Guangshen Railway in 2002. Mr. Yang graduated from Cadres Further Education (Secondary School) at Guangzhou Zhongshan University. He has served in various PRC railway departments since 1964 and was the Stationmaster of Shenzhen Station. In May 2001, Mr. Yang served as the deputy chairman of our company's trade union.

SENIOR MANAGEMENT

      The table below sets forth information relating to our senior management:

                                                                                  DATE FIRST
                                                                                  ELECTED OR
NAME                AGE                       POSITION                            APPOINTED
----                ---                       --------                            ---------
Luo Qingming        47              Deputy General Manager and Chief Engineer        1999
Shao Huaping        46              Deputy General Manager                           2004
Wu Weimin           46              Deputy General Manager                           2004
Li Ruizhi           48              Chief Accountant                                 2004
Guo Xiangdong       38              Company Secretary                                2004

      Luo Qingming, age 47, is a Deputy General Manager and the Chief Engineer of Guahgshen Railway. In 1982, Mr. Luo graduated from Changsha Railway Institute with major in railway engineering. He is a senior engineer and had previously served as an engineer, the Chief Engineer, a Deputy Section Chief and the Section Chief of Guangshen Engineering Section of our company. He received a government allowance awarded by the State Council of the PRC in 1999.

      Shao Huaping, age 46, is a Deputy General Manager of Guahgshen Railway. Mr. Shao graduated from the Huazhong University of Science and Technology with a master's degree in engineering and is a senior engineer. Since 1979, he had served in various managerial positions of Wuhan Railway Sub-administration and Shenzhen Pingyan Railway Company. From August 1998 to September 2001, he served as the Deputy Section Chief of Shenzhen Power Section of Guahgshen Railway. Mr. Shao was the Deputy Director of Locomotive Department of Guangzhou Railway (Group) Company before joining Guahgshen Railway as a Deputy General Manager in January 2004.

      Wu Weimin, age 46, is a Deputy General Manager of Guahgshen Railway. Mr. Wu graduated from Guangdong Radio & TV University and is an engineer. Since 1984, he has served in various managerial positions in the Material and Equipment Department, the Planning and Statistic Department and the Labour and Wage Department of Yangcheng Railway Company. He has also served as an engineer in the Material and Equipment Section, the Deputy Director and the Director of the Planning and Statistic Sub-department of Yangcheng Railway Company. Mr. Wu was the Director of Labour Sub-department and Director of Social Insurance Centre of Yangcheng Railway Company before joining Guahgshen Railway as a Deputy General Manager in January 2004.

      Li Ruizhi, age 48, is the Chief Accountant of Guahgshen Railway. Ms. Li graduated from Economy and Management Department of School of the Central Party Committee and is an accountant. Since 1984, she has served in various finance and accounting positions at different PRC railway departments. She has 20 years of experience in finance and accounting areas. Ms. Li previously served as the deputy section-chief of the Finance Department and the Deputy Director of Guangzhou Railway Settlement Centre of Guangzhou Railway (Group) Company before joining Guangshen Railway in January 2004.

      Guo Xiangdong, age 38, is the Company Secretary and the Director of Secretariat of the Board of Directors. Mr. Guo graduated from the Central China Normal University with a Bachelor of Laws degree and is an economist. He joined the Company in 1991, and previously served as the Deputy Section Chief, Deputy Director and the Director of Secretariat of the Board of Directors of Guangshen Railway. Mr. Guo has been as the Company Secretary since January 2004.

      There are no family relationships between any director or executive officer and any other director or executive officer. Of the members of the board of directors, our chairman, Mr. Wu Junguang, is both the chairman and the general manager of our Parent Company.

      Mr. Feng Qifu is the chairman of the board of directors of Guangzhou Tiecheng Industrial Company and a director of Sanmao Railway Industrial Company. Mr. Wu Houhui is the director of Guangmeishan Railway Company, Sanmao Railway Company and Shichang Railway Company. Mr. Hu Lingling is a director of Nanhai Saiyanqiao Railway Freight Yard and Storage Company, Sanmao Railway Company and Guangdong Railway Youth Travel Service Co., Ltd.. Mr. Wen Weiming is a supervisor of Guangzhou Railway Engineering (Group) Company and Guangdong Railway Youth Travel Service Co., Ltd.. The lines operated by Guangmeishan Railway Company, Sanmao Railway Company and Shichang Railway Company are local railroads. Guangzhou Tiecheng Industrial Company is our joint venture partner. We are currently envolved in certain litigation proceedings relating to this joint venture. See Item 8A.7 Legal Proceedings. We have business relationships relating to railroad transportation with Guangmeishan Railway Company and Sanmao Railway Company.

ITEM 6B. BOARD COMPENSATION

DIRECTORS AND SENIOR MANAGEMENT

      Total remuneration of our directors, supervisors and senior officers during 2003 included wages and bonuses. Directors or supervisors who are also officers and employees of Guangshen Railway receive certain other benefits in kind from our Parent Company and GEDC, such as subsidized or free health care services, housing and transportation, as customarily provided by companies in the PRC to their employees.

      The aggregate amount of cash remuneration paid by Guangshen Railway in 2003 to all individuals who are currently our directors, supervisors and senior officers was approximately RMB1.72 million, of which approximately RMB1.14 million was paid to directors and supervisors and approximately HK$0.31 million was paid to the two independent non-executive directors.

      The aggregate amount of cash remuneration we paid during the year ended December 31, 2003 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior officers was approximately RMB121,000.

ITEM 6C. BOARD PRACTICES

BOARD OF DIRECTORS

      In accordance with the 4th Amendment to our Articles of Association, which was approved at our general shareholders' meeting held on June 10, 2004, our board of directors consists of ten directors, one of whom is the chairman. Directors are appointed at our general shareholders' meeting through voting, and serve for terms of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the general shareholders' meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.

SUPERVISORY COMMITTEE

      We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee was appointed at the general shareholders' meeting held on June 28, 2002 and consists of five representatives of the shareholders who may be elected or removed by our shareholders and one representative of our employees who may be elected or removed by our employees. At the general shareholders' meeting held on June 10, 2004, Gu Hongxi was substituted by Tang Dinghong due to Gu Hongxi's change of position. Members of our supervisory committee may also observe meetings of the board of directors. The current members of the supervisory committee are: Yao Muming, Tang Dinghong, Zhao Genrong, Chen Yongbao, Chen Yunzhong, and Yang Rongjiu. The term of this supervisory committee will expire in 2005.

      Supervisors attend board meetings as non-voting members. The supervisory committee is responsible to our shareholders and has the follow duties and responsibilities:

      -     to supervise our handling of our financial matters;

      - to supervise our directors, general manager, deputy general manager and other senior officers for compliance with laws, administrative regulations or our articles of association;

      - to regulate any acts of directors, the general manager, deputy general manager and other senior officers that are detrimental to the interests of Guangshen Railway;

      - to verify such financial information as financial reports, business reports and profit distribution plans submitted by the board of directors to the general shareholders' meeting, and arrange certified public accounts and auditors to verify issues;

      -     to convene interim general shareholders' meetings as requested; and

      - to initiate legal proceedings against directors on behalf of Guangshen Railway.

AUDIT COMMITTEE

      In accordance with the Listing Rules of the Stock Exchange of Hong Kong that encourage the establishment of an audit committee, and the "Guidance for the Formation of An Audit Committee" promulgated by the Hong Kong Accountants' Association in December 1997, we have an audit committee consisting of two independent non-executive directors. The current members of our audit committee, appointed by the board of directors, are: Mr. Chang Loong Cheong and Ms. Deborah Kong. Mr. Chang and Ms. Kong are "independent directors" of our Company as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual. The audit committee must convene at least two meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors. The audit committee must convene at least one meeting with the auditors each year without any executive directors present. The duties of our audit committee include:

      - reviewing the reports prepared by the board of directors, the annual and interim reports on our operating results, the annual financial report and public announcements of our operating results;

      - reviewing our financial reports and the reports prepared by our independent auditor and its supporting documents, including the review of our internal controls and disclosure controls and procedures, and to discuss with the auditor our annual audit plan and solutions to problems in the previous year;

      - reviewing and approving the selection of and remuneration paid to our independent auditor; and

      - reviewing audit matters specifically identified by the board of directors, and determining whether such projects are in compliance with industrial practices and market rules, and performing statutory duties and safeguarding our interests and the interests of our shareholders.

ITEM 6D. EMPLOYEES

      As of December 31, 2001, 2002 and 2003, we had approximately 9,132,9,258 and 9,029 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2003:

            FUNCTION                      EMPLOYEES
Passenger transportation personnel ......   1,432
Freight transportation personnel ........     429
Transportation personnel ................   4,547
Supporting personnel ....................     316
Other business personnel ................   1,042
Administrative and managerial personnel..   1,263
     Total ..............................   9,029

      A substantial majority of our employees are located in the Guangdong Province and in Shenzhen. The number of our employees decreased by 229 in 2003 mainly because we laid off some of our temporary employees in order to increase our operational efficiency and to reduce operation costs.

      We have established a trade union to protect employees' rights, assist in the fulfillment of their economic objectives, encourage employee participation in management decisions and assist in mediating disputes between the management and union members. Each of our train stations has a separate branch of the trade union. Most of our employees belong to the trade union. We have not experienced to any strikes or other labor disturbances that have interfered with our operations in the past, and we believe that our relations with our employees are good.

      We have implemented a salary policy which links our employees' salaries with operating results, labor efficiency and individual performance. Employees' salaries distribution is subject to macro-control and is based on their performance records and reviews. We paid approximately RMB347.6 million in salaries and benefits for our railroad businesses in 2003.

      Pursuant to applicable state policies and regulations, our employees enjoy the following benefits: (1) retirement pension -we are required to set aside a sum equivalent to 18% of the aggregate amount of salaries of all of our employees for the year and 5% of the aggregate amount of salaries of all of its employees for the year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund - we are required to set aside 14% of the aggregate amount of our employees' salaries for the year as their welfare fund contributions and medical service fees; and (3) housing fund
- both we and our employees are required to deposit 7% (for residents in Guangzhou area or along the Guangzhou-Shenzhen route), or 13% (for Shenzhen residents) of the employee's monthly salary into the employee's personal housing fund account. Save as disclosed, we have not participated in any other employees' basic medical insurance schemes.

      We had previously constructed and purchased new residential properties for our employees to improve their living conditions. Under a housing benefit scheme introduced by the Ministry of Finance, we sold these residential properties to our employees at a price approved by the government. The losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was approximately RMB226.4 million as of December 31, 2003. Pursuant to the prevailing policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval of the Board. Such treatment conforms to the accounting principles and regulations applicable to us in the PRC.

      In our financial statements for the year ended December 31, 2003 prepared in accordance with IFRS, we accounted for the losses arising from housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services was approximately RMB226.4 million. Such losses were amortized on a straight-line basis over the estimated remaining average service period of employees of 15 years from the time of such sales. During the year ended December 31, 2003, the amortization charged to the deferred labor costs of the consolidated income statement was RMB15.09 million and the accumulated amortization amounted to RMB60.37 million.

      As of December 31, 2003, the unamortized deferred losses, which were recorded as deferred staff costs in our balance sheet, were RMB166.0 million.

ITEM 6E. SHARE OWNERSHIP

      As of June 23, 2004, none of our directors, supervisors or senior management own any interest in any shares or options to purchase our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

      We are a joint stock company organized under the laws of the PRC in March 1996. The Parent Company, a state-owned enterprise under the administration of the Ministry of Railways owns 67% of our outstanding common shares. The Parent Company is the sole shareholder of all of our domestic shares in the form of state legal person shares and is entitled to exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. The Parent Company has substantial influence over our operations, not only in its capacity as controlling shareholder, but also because of its role as an administrative agent of the Ministry of Railways that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the Ministry of Railways, our Parent Company performs direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives.

      The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2003. Note that it includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

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

     TITLE OF CLASS              IDENTITY OF PERSON OR GROUP        AMOUNT OWNED      PERCENT OF CAPITAL
------------------------         ---------------------------        ------------      ------------------
                                                                  (THOUSAND SHARES)
Common Shares (H Shares)     Marathon Asset Management Ltd.            115,706              8.08%
Common Shares (H Shares)     Sumitomo Life Insurance Company(1)         71,692              5.00%
Common Shares (H Shares)     Sumitomo Mitsui Asset Management           71,692              5.00%
                             Company, Limited

--------------
(1) As at December 31, 2003, Sumitomo Life Insurance Company was deemed to be interested in 71,692,000 H Shares (representing 5.00% of the total H Shares of the Company or 1.65% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

      As of the date of this report, we are not aware of any arrangement that may at a subsequent date result in a change of control of Guangshen Railway.

      As an owner of at least 30% of our issued and outstanding shares, our Parent Company is deemed a controlling shareholder (defined in Item 10 below), and therefore may not exercise our voting rights with respect to various matters in a manner prejudicial to the interests of our other shareholders. See "Item
10. Additional Information -- Memorandum and Articles of Association -- Restrictions on Controlling Shareholders". In accordance with our articles of association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

ITEM 7B. RELATED PARTY TRANSACTIONS

      As part of the restructuring carried out in 1996 in preparation for our initial public offering, we assumed from Guangshen Railway Company, our predecessor, Guangzhou Railway (Group) Company, our Parent Company, assets and liabilities that relate to the businesses now conducted by us, including the high-speed passenger train project and equity interests in subsidiaries and joint ventures engaged in the operation of warehouses or freight yards. We also assumed from Yangcheng Railway certain assets, including 14 shunting locomotives and passenger coaches that Yangcheng Railway had previously leased to us. Our predecessor company retained the assets, liabilities and businesses not assumed by us, including units providing staff quarters and social services such as health care, educational and public security services and other ancillary services, as well as subsidiaries or joint ventures whose businesses do not relate to railroad operations and do not compete with our businesses. As part of our restructuring, our predecessor was renamed Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or GEDC.

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

      -     medical and health care services;

      -     public security;

      -     educational services; and

      -     employee housing.

      The aggregate costs to us of these goods and services in 2001, 2002 and 2003 were RMB243.2 million, RMB153.4 million and RMB167.2 million, respectively.

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

      The prices at which these goods and services are provided are different in each case. In general:

      - prices for railroad transportation-related services are determined in accordance with the actual costs incurred in providing these services plus a profit margin of 8% of aggregate chargeable costs (fuel expenses, asset depreciation and water utility fees are not counted as chargeable costs for purposes of this calculation), which amount, Guangshen Railway believes, is consistent with that which would be charged in an arm's-length transaction;

      - the rental amounts for the high-speed passenger coaches leased to Guangshen Railway by our Parent Company equal 6% of our Parent Company's purchase price for the coaches, approximating our Parent Company's depreciation expenses for the coaches; Guangshen Railway also bears all costs of maintenance and overhaul of these coaches;

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

      The chart below sets forth a breakdown by category of the material transactions between our Parent Company and its affiliates and us in 2001, 2002 and 2003.

                           DESCRIPTION OF TRANSACTION                                2001      2002       2003
                           --------------------------                                ----      ----       ----
                                                                                            (RMB THOUSANDS)
Lease of locomotives and related services from Yangcheng Railway(1).............    70,345     42,047     40,882
Provision of trains and related services from Guangmeishan Railway Company, a
  subsidiary of our Parent Company..............................................     5,205      4,864      5,305

                          DESCRIPTION OF TRANSACTION                                        2001      2002       2003
                          --------------------------                                        -------------------------
                                                                                                   (RMB THOUSANDS)
Purchase of materials and supplies from Guangzhou Railway Material Supply
  Company, a subsidiary of our Parent Company..........................................    36,544     33,074     50,687
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by our Parent Company and
  affiliates (including GEDC)..........................................................    56,800     66,744     68,079
Operating lease rentals paid to the Ministry of Railways...............................    52,296     57,298     58,904
Provision of trains and related services by the Ministry of Railway....................    66,475    211,667    201,870
Train use fees and related service fees paid to Guangzhou Railway (Group)
  Passenger Transportation Company, a subsidiary of our Parent Company.................     7,844      6,681      2,207
Interest expenses paid to our Parent Company(ii).......................................     1,178      2,443      2,037
Interest received from the Ministry of Railways' Railroad Deposit-taking Center........    11,887      3,239      3,516
Interest received from Pingnan Railway, an affiliate of our Parent Company(ii).........     1,866        806        827
Interest received from Guangmeishan Railway Company(ii)................................     1,291      1,884        901

------------------
(i) The lease agreement with Yang Cheng Railway Company was revised on March 6, 1996 and provides for a 10-year lease period starting from 1996. The lease with MOR is based on the uniform rate set by MOR and is renewable annually.

(ii) The interest was resulted from the long-distance transportation services, which was calculated based on the average balances due from/to related parties on a quarterly basis, at the prevailing interest rates of six-month bank loans.

      As of December 31, 2003, we had the following material balances with our related parties:

                                                 31 December,
                                         ---------------------------
                                         2001       2002        2003
                                         ---------------------------
                                               RMB THOUSANDS
Temporary cash investments in the
   MOR's Railroad Deposit-taking
   Center                              250,152     168,000     168,000
Bank deposits in the MOR's railroad
   Deposit-taking Center                38,767     206,452     321,985
Due from Parent Company                 29,499      39,374           -
Due to Parent Company                        -           -     (37,230)
Due from related parties               276,013     267,885     199,921
   - Trading balance                    82,923      54,425      10,608
   - Non-trading balance               193,090     213,460     189,313
Due to related parties                 (58,650)   (158,199)   (120,605)
   - Trading balance                   (40,196)   (125,847)    (60,128)
   - Non-trading balance               (18,454)    (32,352)    (60,477)

      As of 31 December, 2003, the balances with the MOR, the Parent Company and related parties are unsecured, non-interest bearing and repayable on demand, except for those disclosed in notes 10(b) and 24(a) to the audited financial statements included elsewhere in this annual report and bank deposits in MOR's railroad Deposit-taking centre. These balances resulted from transactions between our related parties and us in the ordinary course of business. The balances with our Parent Company are all non-trading in nature. The balances with our related parties, which are trading in nature, are all due within one year.

      Our related party transactions have been carried out on usual terms according to the conditions and waiver granted by The Stock Exchange of Hong Kong Limited and the contracts entered into between our related parties and us. Our independent non-executive directors confirmed that these transactions (which are "connected transactions" as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) entered into by us during 2003 were entered into in the ordinary and usual course of our business on normal commercial terms or on terms that were fair and reasonable so far as our shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favorable than those offered to (or from) independent third parties.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8. FINANCIAL INFORMATION

ITEM 8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

ITEM 8A.1 - ITEM 8.A.6:

      See pages F-1 to F-41 following Item 19.

ITEM 8A.7 LEGAL PROCEEDINGS

      As of December 31, 2003, our interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited, or "Tiecheng," amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited, or "Guangzhou Guantian", a sino-foreign cooperative joint venture to develop certain properties near a railway station owned and operated by us.

      On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited, or "Guangzhou Guanhua," and Guangzhou Guanyi Real Estate Company Limited, or "Guangzhou Guanyi," agreed to act as joint guarantors, or, collectively, the "Guarantors," of certain payables of Guangdong Guangcheng Real Estate Company Limited, or "Guangdong Guancheng," owned to an independent third party. The Guarantors, Guangdong Guancheng were related companies with a common chairman. Guangdong Guancheng failed to repay these payables, and the Guarantors were found liable under a court verdict made on November 4, 2001 to pay the independent third party an amount of approximately RMB257 million plus interest.

      On December 15, 2003, Guangzhou Guantian applied to the High People's Court of Guangdong Province, or "the Court," to discharge the aforesaid guarantee, which application was heard by the court on March 18, 2004. The Court has yet to complete the procedures for its reassessment of the previous court verdict. If Guangzhou Guantian were held responsible for the guarantee, we may need to provide for impairment on our interest in Tiecheng. However, based on counsel's advice, the directors are of the opinion that the guarantee arrangement is invalid under the relevant PRC rules and regulations. Accordingly, the directors consider that the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts.

      Except as disclosed, we are not a party to any material legal proceeding and no material legal proceeding is known to us to be pending against us or with respect to our properties.

ITEM 8A.8 DIVIDEND DISTRIBUTIONS

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

      See "Item 10. E Taxation" for a discussion of the tax consequences related to the receipt of dividends.

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

      On April 20, 2004, the Board proposed a final dividend distribution of RMB0.105 per share to our shareholders for the year ended December 31, 2003. The final dividend payment has been approved by the shareholders at our 2003 annual general meeting held on June 10, 2004.

ITEM 8B. SIGNIFICANT CHANGES

      Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2003.

ITEM 9. THE OFFER AND LISTING

ITEM 9A. THE OFFER AND LISTING DETAILS

PRICE RANGE OF OUR H SHARES AND ADSS

      As of December 31, 2003 and June 18, 2004, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2003 and June 18, 2004, there were, respectively, 4,862,581 and 5,003,261 ADSs outstanding held by 177 and 174 registered holders. Since a percentage of the ADSs are held by nominees, these numbers may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is JPMorgan Chase Bank.

      The Stock Exchange of Hong Kong is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by the JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these two stock exchanges:

                               NEW YORK STOCK EXCHANGE   STOCK EXCHANGE OF HONG KONG
                               -----------------------   ---------------------------
      CALENDAR PERIOD              HIGH        LOW             HIGH       LOW
      ---------------             -----       -----            ----       ----
                                    (US$ PER ADS)              (HK$ PER H SHARE)
1999 .......................      7.625      4.8125             1.19      0.72
2000 .......................      7.625      4.5625             1.23       0.7
2001 .......................      10.48        6.19             1.76      0.90
2002
  January to March .........       9.60        8.38             1.47      1.30
  April to June ............      10.24        8.87             1.58      1.42
  July to September ........       9.60        8.30             1.49      1.33
  October to December ......       8.90        8.05             1.39      1.27
2003
  January to March .........        9.4        8.69             1.47      1.32
  April to June ............       9.68        8.20             1.48      1.26
  July to September ........       13.7        9.15            2.125      1.42
  October to December ......      14.84       12.88             2.25      1.95
2004
  January ..................      17.25       14.20             2.65      2.25
  February .................      15.35       13.95             2.40      2.15
  March ....................      15.60       14.47            2.475      2.30
  April ....................      15.54       13.39             2.45      2.05
  May ......................      14.45       11.77            2.275      1.77
  June (through June 18) ...       17.9       12.93             2.20      2.00

      During the year ended December 31, 2001, we did not purchase, sell or redeem any of our shares.

ITEM 9B. PLAN OF DISTRIBUTION

      Not applicable.

ITEM 9C. MARKETS

      Our H shares are listed on the Stock Exchange of Hong Kong under the stock code "0525" and American Depositary Shares representing our H shares are listed on the New York Stock Exchange under the stock code "GSH".

ITEM 9D. SELLING SHAREHOLDERS

      Not applicable.

ITEM 9E. DILUTION

      Not applicable.

ITEM 9F. EXPENSES OF THE ISSUE

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

      We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is [COMPANY NAME IN CHINESE], and its English translation is Guangshen Railway Company Limited.

ITEM 10A. SHARE CAPITAL

      Not Applicable.

ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

      Described below is a summary of the significant provisions of our articles of association as currently in effect. As this is a summary, it does not contain all the information that may be important to you. A copy of our complete articles of association was filed with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the registration statement on Form F-1 (Registration No.333-3382) under the Securities Act in connection with our global offering of H shares and related American depositary shares on May 13, 1996.

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

      Our directors' compensation is determined by resolutions approved at the general shareholders' meeting. Our directors have no power to decide their own compensations.

      Our directors are not required to hold shares of our Company. There is no age limit requirement with respect to retirement or non-retirement of our directors.

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

ITEM 10C. MATERIAL CONTRACTS

      We believe that the material contracts we entered into during the fiscal year of 2003 were all made in the ordinary course of business.

ITEM 10D. EXCHANGE CONTROLS

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

      We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2003, we maintained the equivalent of approximately RMB974.0 million in U.S. dollar or Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 32 to our audited consolidated financial statements. Guangshen Railway believes that it has or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. Guangshen Railway does not engage in any financial contract or other arrangement to hedge its currency exposure.

      We are not aware of any other PRC laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders.

ITEM 10E. TAXATION

PRC TAXATION

TAX BASIS OF ASSETS

      As of June 30, 1995, our assets were valued in conjunction with the restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.

INCOME TAX

      Since January 1, 1994, income tax payable by PRC domestic enterprises, including state-owned enterprises and joint stock companies, has been governed by the PRC Enterprise Income Tax Provisional Regulations and its implementation measures, or EIT regulations, which provide for an income tax rate of 33%, unless a lower rate is provided by law, administrative regulations or State Council regulations. Guangshen Railway is generally subject to tax at a rate of 33% pursuant to the EIT Regulations. However, as a result of our incorporation in the Shenzhen Special Economic Zone, our corporate income tax rate is reduced to 15%. Pursuant to an approval from the Shenzhen Local Tax Bureau dated November 12, 1997, Guangshen Railway was also entitled to a 50% further reduction of income tax arising from our high-speed train services in 1997, 1998 and 1999. To the extent that Guangshen Railway engages in other businesses through subsidiaries, those other companies are subject to corporate income tax rates of either 15% or 33% (applicable to places other than Shenzhen), depending mainly on their places of incorporation.

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

      For an Enterprise. When a foreign enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, the foreign enterprise is normally subject to PRC withholding tax of 20% under the IncomeTax Law of the PRC Concerning Enterprises with Foreign Investment and Foreign Enterprises. With respect to dividends paid by a company incorporated in the Shenzhen Special Economic Zone (such as Guangshen Railway), the withholding tax rate is 10%. However, according to the Tax Notice, a foreign enterprise without an establishment in the PRC receiving a dividend payment on overseas shares, such as H shares or ADSs, will not be subject to withholding tax on the dividend payment.

CAPITAL GAINS TAX

      For An Individual Investor. Although the Provisions of Implementation of Individual Income Tax Law of the PRC, issued on January 28, 1994, stipulate that gains realized on the sale of shares by an individual would be subject to income tax at a rate of 20% and empower the Ministry of Finance to draft detailed rules on the mechanism of collecting this tax, the Tax Notice provides that gains realized by holders (both individuals and enterprises) of H shares or ADSs will not be subject to income tax.

      For An Enterprise. A foreign enterprise with no establishment or office in the PRC is generally subject to a 20% tax on capital gains from the sale of shares in a company in the PRC. However, We believe that the tax exemption on capital gains enjoyed by foreign enterprises pursuant to the Tax Notice continues to be valid.

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

UNITED STATES FEDERAL INCOME TAXATION

      The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

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

      - a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

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

      If a partnership holds the H shares or ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the H sharesor ADSs, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the H shares or ADSs.

      This discussion does not address any aspects of United States taxation other than federal income taxation.

      WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSs.

      In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company ("PFIC"), as discussed under "PFIC Rules" below.

DISTRIBUTIONS ON THE H SHARES OR ADSS

      The gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a "qualified foreign corporation" for U.S. federal income tax purposes. A qualified foreign corporation includes:

            - a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

            - a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States, but does not include an otherwise qualified foreign corporation that is a PFIC. We believe that we will be a qualified foreign corporation so long as we are not a PFIC and we are considered eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "Treaty"). Our status as a qualified foreign corporation, however, may change.

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

      If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss for foreign tax credit limitation purposes.

      Subject to various limitations, any Chinese tax withheld from distributions in accordance with Chinese law, as limited by the Treaty, will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and generally will be treated as "passive income" or, in the case of some U.S. holders, "financial services income." You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial.

SALE, EXCHANGE OR OTHER DISPOSITION

      Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15% where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations.

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

      The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid "mark-to-market" election. If your H shares or ADSs were treated as shares regularly traded on a "qualified exchange" for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for United States federal income tax purposes.

      Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

      If you own the H shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service ("IRS") Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

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

ITEM 10F. DIVIDENDS AND PAYING AGENTS

      Not applicable.

ITEM 10G. STATEMENT BY EXPERTS

      Not applicable.

ITEM  10H. DOCUMENTS ON DISPLAY

      We filed with SEC in Washington, D.C. a registration statement on Form F-1 (Registration No.333-3382) under the Securities Act in connection with our global offering of American depositary shares in May 1996. The registration statement contains exhibits and schedules. For further information with respect to Guangshen Railway and our American depositary shares, please refer to the registration statement and to the exhibits and schedules filed with the registration statement.

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

ITEM  10I. SUBSIDIARY INFORMATION

      Not applicable.

ITEM  11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The following paragraphs describe the various market risks to which we were exposed as of December 31, 2003.

CURRENCY RISK

      As approved by the PRC foreign exchange administration, Hong Kong dollar-denominated income from our through train service may be deposited by us in Hong Kong dollars up to an amount equivalent to US$18.5 million and need not be converted into renminbi. If necessary, we had U.S. dollar-denominated payment of Hong Kong dollar-denominated and U.S. dollar-denominated dividends on our H shares and ADSs, respectively, in excess of the foregoing limit have to be made after reconverting renminbi at the then applicable People's Bank of China rate into the relevant foreign currency. Some of our vendor contracts and equipment leases for the provision of equipment, parts and services, particularly with respect to the high-speed project, are paid by us in foreign currencies. As of December 31, 2003, time deposits with maturities of more than three months in an amount equivalent to RMB807.8 million, and Hong Kong dollar denominated time deposits with maturities of more than three months in an amount equivalent to RMB91.1 million. Our cash, bank deposits and time deposits with maturities of no more than three months consist of deposits denominated in U.S. dollar in an amount equivalent to RMB9.2 million, and deposits denominated in Hong Kong dollar in an amount equivalent to RMB65.9 million. While our foreign currency deposits are relatively stable, they are insufficient to pay all dividends and operating expenses, therefore, we bear the risk of exchange rate fluctuations when we convert renminbi to pay foreign-currency denominated dividends and operating expenses. However, our management believes that these contingent exposures relating to foreign exchange rate fluctuations have not had and are not likely to have a material effect on our financial position. As a result, we do not enter into any hedging transactions with respect to our exposure to foreign currency movements. Furthermore, we are not aware of any effective financial hedging products that serve as protection against a possible renminbi devaluation.

INTEREST RATE RISK

      Funds that we do not need in the short term are kept as temporary cash deposits in commercial banks and in the Ministry of Railways Deposit-Taking Center in the form of demand or time deposits. We do not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2003, we had no loans outstanding. Accordingly, we are not exposed to any material interest rate risks.

      As of December 31, 2003, our balances denominated in Hong Kong dollars and U.S. dollars were translated into renminbi at the applicable market exchange rates as of that date and amounted to approximately RMB974.0 million. If the applicable market exchange rates were to change by 10%, this would result in a change in fair value of approximately RMB97.4 million in these balances. For the year ended December 31, 2003, the interest income derived from our cash balances at banks and temporary cash investments amounted to approximately RMB28.0 million. A 10% change in interest rates would have resulted in a change in interest income of approximately RMB2.8 million.

      Except as described above and in notes 26 and 27 to our audited consolidated financial statements herein, our management believes that as of the end of December 31, 2003, at present and in our normal course of business, we are not subject to any other market-related risks.

ITEM  12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM  13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM  15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

      Our Chairman of the Board, our General Manager, and our Chief Accountant, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

      There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM  16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our Board of Directors has determined that none of our current audit committee members is an "audit committee financial expert" as defined in the Instruction to paragraph (a) of Item 16A to Form 20-F. We are in discussions with potential candidates who are qualified as such regarding their appointment as audit committee members of our company. We have not been able to agree commercially reasonable terms with these candidates as of the date of this annual report but expect to have such an "audit committee financial expert" appointed to our audit committee by December 31, 2004.

ITEM  16B. CODE OF ETHICS

      We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and Corporate Controller. See
Exhibit 11.1.

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      On June 10, 2003, resolutions were passed at the annual general meeting of Guangshen Railway to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong, "PwC") as our international auditors for 2003. Resolutions to re-appoint PwC firms as our international auditors for 2004 have been approved at the annual general meeting of Guangshen Railway held on June 10, 2004.

      PwC was our international auditors for 2002 and Arthur Andersen was our international auditors for 2001.

      The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2003 and 2002.

                       2003    2002
                       ----    ----
                       RMB MILLIONS
Audit Fees              2.0     2.0
Audit-related Fees        -       -
Tax Fees                  -       -
All Other Fees            -       -

Total                   2.0     2.0

      Other than the audits performed on our financial statements, PwC did not provide any services to us in 2002 and 2003. The working charter of our audit committee, which was adopted by our board of directors on August 30, 2000 based on the applicable guidelines set forth in the Hong Kong Stock Exchange Listing Rules, provides that our audit committee is responsible for, among other matters, supervising the audit of our Company, including the assessment and evaluation of the nature, quality and scope of work and the fees of our external auditors. Pursuant to paragraph (c)(7)(i)(A) of Rule 2-01 of Regulation S-X, the engagement of PwC to perform these audit services were approved by our audit committee.

ITEM  16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM  16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

      Not applicable.

                                    PART III

                          ITEM 17. FINANCIAL STATEMENTS

      We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

                          ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 to F-44 following Item 19.

                                ITEM 19. EXHIBITS

      (a)   See pages F-1 to F-41 following this item.

      (b)   Index of Exhibits

      Documents filed as exhibits to this annual report:

Exhibit
Number      Description
------      -----------
1.1         Articles of Association

6.1 Statement explaining how earnings per share information was calculated in this annual report

7.1 Statements explaining how certain ratios are calculated in this annual report

8.1         List of significant subsidiaries of Guangshen Railway Company
            Limited as of December 31, 2003

11.1        Code of Ethics for the Senior Officers

12.1 Section 302 principal executive officers' and principal financial officer's certifications

13.1 Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
  Report of Independent Public Accountants                                 F-2
  Consolidated Income Statements for the years ended 31 December,
    2001, 2002 and 2003                                                    F-4
  Consolidated Balance Sheets as of 31 December, 2002 and 2003             F-5
  Consolidated Cash Flow Statements for the years ended 31 December
    2001, 2002 and 2003                                                    F-6
  Consolidated Statements of Changes in Equity for the years ended 31
    December 2001, 2002 and 2003                                           F-7
  Notes to the Consolidated Financial Statements                           F-8

[PRICEWATERHOUSECOOPERS LOGO]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Guangshen Railway Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the "Company") and its subsidiaries (established in the People's Republic of China) at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with International Standards on Auditing issued by the International Federation of Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of the Company and its subsidiaries as of December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated April 23, 2002.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS
Certified Public Accountants

Hong Kong
April 20, 2004

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN & CO AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN & CO:

(THE BALANCE SHEET AS OF 31 DECEMBER, 2000 AND THE CONSOLIDATED STATEMENTS OF INCOME, CHANGES IN EQUITY AND CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 1999 AND 2000 ARE NOT REPRODUCED)

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

In our opinion, the accompanying Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of 31 December, 2000 and 2001, and the results of their operations and cash flows for the years ended 31 December, 1999, 2000 and 2001 in conformity with International Financial Reporting Standards.

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

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong
April 23, 2002

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

             FOR THE YEARS ENDED 31st DECEMBER, 2001, 2002 AND 2003

            (Amounts in thousands, except per share and per ADS data)

                                                                  Years ended 31 December,
                                                   -----------------------------------------------------
                                            Notes     2001          2002          2003           2003
                                            -----   ---------     ---------     ---------       -------
                                                       RMB           RMB           RMB            US$
Revenues from railroad businesses
   Passenger                                        1,426,010     1,846,599     1,754,223       211,352
   Freight                                            567,276       514,036       514,794        62,023
                                                   ----------    ----------    ----------      --------

   Sub-total                                        1,993,286     2,360,635     2,269,017       273,375
Revenues from other businesses                        160,306       156,893       144,370        17,394
                                                   ----------    ----------    ----------      --------
Total revenues                                      2,153,592     2,517,528     2,413,387       290,769
                                                   ----------    ----------    ----------      --------
Operating expenses

   Railroad businesses
     Labour and benefits                             (320,569)     (373,781)     (347,649)      (41,885)
     Equipment leases and services                   (262,320)     (433,918)     (437,739)      (52,740)
     Materials and supplies                          (144,651)     (192,141)     (216,993)      (26,144)
     Repair costs, excluding materials and
       supplies                                       (94,545)     (102,377)      (89,640)      (10,800)
     Depreciation                                    (342,534)     (335,508)     (290,014)      (34,941)
     Amortisation of leasehold land payments          (15,453)      (15,131)      (15,602)       (1,880)
     Fees for social services                         (57,157)      (57,385)      (62,579)       (7,540)
     General and administrative expenses      4      (150,162)     (123,800)     (134,688)      (16,227)
     Others                                           (73,238)     (101,251)     (113,382)      (13,660)
                                                   ----------    ----------    ----------      --------
     Sub-total                                     (1,460,629)   (1,735,292)   (1,708,286)     (205,817)
                                                   ----------    ----------    ----------      --------
   Other businesses
     Materials and supplies                          (108,930)     (124,602)     (112,677)      (13,576)
     General and administrative expenses      4       (29,922)      (35,137)      (29,711)       (3,580)
                                                   ----------    ----------    ----------      --------
     Sub-total                                       (138,852)     (159,739)     (142,388)      (17,156)
                                                   ----------    ----------    ----------      --------
Total operating expenses                           (1,599,481)   (1,895,031)   (1,850,674)     (222,973)
                                                   ----------    ----------    ----------      --------
Profit from operations                                554,111       622,497       562,713        67,796

Other income                                  5        12,952         6,575        17,586         2,119
Interest income, net                          6        63,621        32,712        27,287         3,288
Share of profits / (losses) of associates    16           609          (323)       (2,508)         (302)
                                                   ----------    ----------    ----------      --------
Profit before tax                                     631,293       661,461       605,078        72,901

Income tax expense                            7       (99,297)     (104,265)      (93,348)      (11,247)

Minority interests                                      1,499          (113)           32             4
                                                   ----------    ----------    ----------      --------
Profit attributable to shareholders                   533,495       557,083       511,762        61,658
                                                   ==========    ==========    ==========      ========
Earnings per share
   - Basic                                    8       RMB0.12       RMB0.13      RMB 0.12       US$0.01
                                                   ==========    ==========    ==========      ========
   - Diluted                                  8           N/A           N/A           N/A           N/A
                                                   ==========    ==========    ==========      ========
Earnings per equivalent ADS
   - Basic                                    8       RMB6.15       RMB6.42      RMB 5.90       US$0.71
                                                   ==========    ==========    ==========      ========
   - Diluted                                  8           N/A           N/A           N/A           N/A
                                                   ==========    ==========    ==========      ========

    The accompanying notes are an integral part of these Consolidated Income
                                  Statements.

-------------------
Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2003 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2003.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF 31 DECEMBER, 2002 AND 2003

                             (Amounts in thousands)

                                                                          31 December,
                                                             -------------------------------------
                                                     Notes      2002          2003         2003
                                                     -----   ----------    ----------    ---------
                                                                 RMB           RMB          US$
ASSETS

Current assets
    Cash and cash equivalents                                 1,413,045     1,402,359      168,959
    Temporary cash investments                        10        567,339       627,440       75,595
    Interest receivables                                         18,851        25,497        3,072
    Trade receivables                                 11         51,457        80,614        9,713
    Materials and supplies                                       34,105        38,692        4,662
    Prepayments and other receivables, net            12        241,224       223,463       26,923
    Due from Parent Company                                      39,374             -            -
    Due from related parties                                    267,885       199,921       24,087
                                                             ----------    ----------    ---------
        Total current assets                                  2,633,280     2,597,986      313,011
Fixed assets                                          13      6,798,280     6,952,878      837,696
Construction-in-progress                              14        672,827       390,393       47,035
Leasehold land payments                               15        656,998       652,083       78,564
Interests in associates                               16        140,842       140,494       16,927
Available-for-sale investments                        17        166,695       167,962       20,236
Deferred tax assets                                   18          7,577         6,154          741
Deferred staff costs                                  19        181,095       166,003       20,000
                                                             ----------    ----------    ---------
        Total assets                                         11,257,594    11,073,953    1,334,210
                                                             ==========    ==========    =========

LIABILITIES AND EQUITY

Current liabilities
    Trade payables                                               41,734        34,625        4,172
    Payables for construction of fixed assets                   181,473       148,258       17,862
    Accrued expenses and other payables               20        529,797       358,287       43,167
    Due to Parent Company                                             -        37,230        4,486
    Due to related parties                                      158,199       120,605       14,531
    Dividend payable                                             90,663           232           28
                                                             ----------    ----------    ---------
        Total current liabilities                             1,001,866       699,237       84,246
                                                             ----------    ----------    ---------
Minority interests                                               11,577        52,358        6,308
                                                             ----------    ----------    ---------
Equity
    Common stock, par value RMB1.00 per share,
        4,335,550 shares authorised and outstanding   21      4,335,550     4,335,550      522,355
    Additional paid-in capital                                3,984,135     3,984,135      480,016
    Dedicated capital                                         1,287,370     1,368,627      164,895
    Retained earnings                                           637,096       634,046       76,390
                                                             ----------    ----------    ---------
        Total equity                                         10,244,151    10,322,358    1,243,656
                                                             ----------    ----------    ---------
        Total liabilities and equity                         11,257,594    11,073,953    1,334,210
                                                             ==========    ==========    =========


   The accompanying notes are an integral part of these Consolidated Balance
                                    Sheets.

-------------------
Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2003 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2003.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

              FOR THE YEARS ENDED 31 DECEMBER, 2001, 2002 AND 2003

                             (Amounts in thousands)

                                                               Year ended 31 December,
                                                     -------------------------------------------
                                                       2001       2002         2003       2003
                                                      --------  ---------   ---------    -------
                                                        RMB        RMB          RMB        US$
CASH FLOWS FROM OPERATING ACTIVITIES:
  Profit attributable to shareholders                 533,495     557,083     511,762     61,658
  Adjustments for:
      Minority interests                               (1,499)        113         (32)        (4)
      Income tax expense                               99,297     104,265      93,348     11,247
      Depreciation                                    345,949     337,797     291,653     35,139
      Amortisation of leasehold land payments          15,453      15,131      15,602      1,881
      Loss on disposals of fixed assets                25,448      29,339      16,935      2,040
      Amortisation of deferred staff costs             15,721      15,092      15,092      1,818
      Share of (profits) / losses of associates          (609)        323       2,508        302
      Provision for doubtful accounts                  29,620       4,598         172         21
      Interest expense                                  2,087       4,064       2,359        284
      Interest income                                 (65,708)    (36,920)    (29,755)    (3,585)
      Decrease / (increase) in current assets
        Trade receivables                               4,597      24,064     (28,621)    (3,448)
        Materials and supplies                         (4,158)         86      (4,587)      (553)
        Prepayments and other receivables            (141,067)     87,676      17,320      2,088
        Due from Parent Company                        51,105      (9,875)          -          -
        Due from related parties                      (28,081)      8,128      66,179      7,973
      Increase / (decrease) in current
        liabilities
        Trade payables                                  7,901     (27,314)     (7,109)      (857)
        Due to Parent Company                               -           -     (13,821)    (1,665)
        Due to related parties                         (5,084)     99,549     (37,594)    (4,529)
        Accrued expenses and other payables           102,329      48,529     (10,924)    (1,317)
      Interest paid                                    (2,087)     (4,064)     (2,359)      (284)
      Tax paid                                        (98,693)   (100,487)    (99,679)   (12,010)
                                                     --------   ---------   ---------    -------
  Net cash provided by operating activities           886,016   1,157,177     798,449     96,199
                                                     --------   ---------   ---------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets and payments for
    construction-in-progress                         (551,508)   (553,337)   (339,208)   (40,868)
  Proceeds from sale of fixed assets                        -      12,369       1,105        133
  Increase in interests in associates                 (17,572)     (4,761)       (374)       (45)
  Decrease / (increase) in temporary cash
    investments                                        74,728     777,898     (60,101)    (7,241)
  Purchase of available-for-sale investments           (2,000)    (14,108)          -          -
  Interest received                                    65,927      32,942      23,109      2,784
                                                     --------   ---------   ---------    -------
  Net cash / (used in) from investing activities     (430,425)    251,003    (375,469)   (45,237)
                                                     --------   ---------   ---------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid to group shareholders               (419,957)   (356,490)   (433,561)   (52,236)
  Dividends paid to minority interests                   (180)     (4,153)       (105)       (13)
                                                     --------   ---------   ---------    -------
  Net cash used in financing activities              (420,137)   (360,643)   (433,666)   (52,249)
                                                     --------   ---------   ---------    -------
Net increase / (decrease) in cash and cash
  equivalents                                          35,454   1,047,537     (10,686)    (1,287)

Cash and cash equivalents, beginning of year          330,054     365,508   1,413,045    170,246
                                                     --------   ---------   ---------    -------
Cash and cash equivalents, end of year*               365,508   1,413,045   1,402,359    168,959
                                                     ========   =========   =========    =======

*  Analysis of the balances of cash and cash equivalents

                                                               Year ended 31 December,
                                                      ------------------------------------------
                                                        2001      2002         2003       2003
                                                      -------   ---------   ---------    -------
                                                        RMB        RMB          RMB        US$
Cash and bank deposits                                365,508   1,413,045   1,402,359    168,959
                                                      =======   =========   =========    =======

     The accompanying notes are an integral part of these Consolidated Cash
                                Flow Statements.

-------------------
Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2003 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2003.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

              FOR THE YEARS ENDED 31 DECEMBER, 2001, 2002 AND 2003

                             (Amounts in thousands)

                                                                            Dedicated capital
                                                                  --------------------------------------
                                     Share capital/   Additional  Statutory   Statutory    Discretionary
                                        common          paid-in    surplus      public        surplus      Retained
                               Note      stock          Capital    reserve   welfare fund     reserve      earnings       Total
                               ----    ---------      ---------    -------   ------------     -------      --------     ----------
                                           RMB           RMB         RMB         RMB            RMB          RMB           RMB
Balances at January 1, 2001            4,335,550      3,984,135    375,448     368,706        341,659       615,185     10,020,683
Profit attributable to
   shareholders                                -              -          -           -              -       533,495        533,495
Appropriation from retained
   earnings                     22             -              -     56,660      55,862              -      (112,522)             -
Dividends relating to 2000       9             -              -          -           -              -      (433,555)      (433,555)
                                       ---------      ---------    -------     -------        -------      --------     ----------

Balances at January 1, 2002            4,335,550      3,984,135    432,108     424,568        341,659       602,603     10,120,623

Profit attributable to
   shareholders                                -              -          -           -              -       557,083        557,083
Appropriation from retained
   earnings                     22             -              -     59,301      29,734              -       (89,035)             -
Dividends relating to 2001       9             -              -          -           -              -      (433,555)      (433,555)
                                       ---------      ---------    -------     -------        -------      --------     ----------

Balances at January 1, 2003            4,335,550      3,984,135    491,409     454,302        341,659       637,096     10,244,151

Profit attributable to
   shareholders                                -              -          -           -              -       511,762        511,762
Appropriation from retained
   earnings                     22             -              -     54,165      27,092              -       (81,257)             -
Dividends relating to 2002       9             -              -          -           -              -      (433,555)      (433,555)
                                       ---------      ---------    -------     -------        -------      --------     ----------

Balances at 31 December, 2003          4,335,550      3,984,135    545,574     481,394        341,659       634,046     10,322,358
                                       =========      =========    =======     =======        =======      ========     ==========


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

      PRC government regulation has a significant impact on the Group' businesses. The price of railway transportation in particular is an important factor and has a substantial impact on the Group' business income. The regulatory framework with respect to the pricing of railway services may limit the Group's flexibility to respond to market conditions, competition or changes in the Group's cost structure.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

1.    ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

(g)   Insurance

      The Company does not currently maintain any insurance coverage with third party carriers against third party liabilities. Pursuant to applicable PRC regulations and the practice of national railway companies, the Company is liable for (i) personal injury to or death its passengers in the case of accidents for up to RMB20 per passenger and (ii) personal injury to or death of passengers for fault for up to RMB60 per passenger . With respect to loss of or damage to baggage, parcels and freight, the Company's customers may elect to purchase insurance administered by the MOR for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB0.03 for each 10-kilogram of damaged baggage and/or parcels. Similarly, freight transport customers who elect not to purchase insurance may recover up to RMB0.1 for each ton of damaged freight.

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

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

1.    ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

(i)   Ability to obtain sufficient financing

      The Company may be unable to obtain sufficient financing to fund its substantial capital requirements, which could limit its growth potential. The Company estimates that it will require approximately RMB1,550,000 for capital expenditures in 2004, mainly including the construction of its fourth track between Guangzhou and Shenzhen, the construction of a technical support and maintenance depot in northern Shenzhen, the purchase of additional locomotives and trains. The Company's actual capital requirements may be greater. The Company may not be able to obtain sufficient funds on commercially acceptable terms. If adequate capital is not available, the Company's planned capital expenditure and business prospects could be adversely affected.

2.    PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Group are as follows:

(a)   Basis of presentation

      The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC, which have been prepared in accordance with generally accepted principles and relevant financial regulations in the PRC ("PRC GAAP"). In preparing these financial statements, appropriate adjustments have been made to the Group's statutory accounts to conform with IFRS. Differences arising from the adjustments are not incorporated in the accounting records of the Group.

      The principal adjustments made to conform to IFRS include the following:

      -     Additional depreciation charges on fixed assets;

      -     Write-down of reclaimed rails to realisable value;

      - Difference in the recognition policy on housing benefits to the employees;

      -     Recording of deferred tax impact according to IFRS;

      - Difference in depreciation charges on fixed assets resulting from reclassification; and

      - Recognition of government grants by deducting the carrying value of fixed assets.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(a)   Basis of presentation (Cont'd)

      During the year, there was a change of accounting estimate in respect of the useful lives of certain fixed assets. Details of such change are set out in Note 2(g) and Note 13.

      The Consolidated Financial Statements reflect certain reclassification and additional disclosures to conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America.

      Differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are set forth in Note 30.

      Translation of amounts from RMB into US$ for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2003 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2003.

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

      In the Company's financial statements, the Company's share of the post-acquisition profits or losses of subsidiaries is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. An assessment of interests in subsidiaries is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

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

(d)   Associates (Cont'd)

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

      Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement in the period in which they arise. Translation differences on monetary assets measured at fair value are recognised in foreign exchange gains and losses.

      The Group did not enter into any hedge contracts during any of the periods presented.

      No foreign currency exchange gains or losses were capitalised for any periods presented.

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

      Subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses (see Note
      13). Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where there has been a material change. Increases in valuation are credited to the revaluation reserve.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(g)   Fixed assets (Cont'd)

      Decreases in valuation of fixed assets are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged. Upon the disposal of the fixed assets, the relevant portion of the realised revaluation reserve of previous valuations is transferred from the revaluation reserve to retained earnings and is shown as a movement in reserves.

      Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of 4% to 10% of cost, of each asset over its estimated useful life. Effective from 1 January, 2003, the Group changed the estimated useful lives of track, bridges and service roads from 44 years to a range from 55 years to 100 years and changed the useful lives of locomotives and rolling stock from 16 years to 20 years. Effect of such change of accounting estimates to the consolidated income statement for the year ended 31 December 2003 is set out in Note 13. The estimated useful lives are as follows:

      Buildings                                       25 to 40 years
      Leasehold improvements                          over the lease terms
      Track, bridges and service roads                55 to 100 years
      Locomotives and rolling stock                   20 years
      Communications and signaling systems            8 to 20 years
      Other machinery and equipment                   7 to 25 years

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(i)   Leasehold land payments

      All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land for its rail line, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years.

(j)   Impairment of long lived assets

      Fixed assets and other non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(k)   Available-for-sale investments

      Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for sale investments; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. All purchases and sales of available-for-sale investments are recognised on the date that the transaction is effective. Cost of purchase includes transaction costs. Available-for-sale investments are not subsequently fair-valued because they do not have quoted market prices in active markets and whose fair values cannot be reliably measured. These investments are carried at cost, and are subject to review for impairments.

(l)   Deferred staff costs

      The Group have finalised a scheme for selling staff quarters to its staff in 2000. Under the scheme, the Group sold certain staff quarters to their employees at preferential prices as housing benefits to the employees. The total housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is the estimated remaining average service lives of the employees participating in the scheme. Upon the sales of staff quarters to the employees, the housing benefits incurred are recorded as deferred staff costs and amortised over the remaining average service lives of the employees participating in the scheme.

(m)   Operating leases

      Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

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

      Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(s)   Employee benefits

      Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(t)   Government grants

      Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying value of the fixed assets and are credited to the income statement on a straight-line basis over the useful lives of the fixed assets.

(u)   Provisions

      Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(v)   Revenue recognition

      Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following bases:

      (i)   Rendering of services and sales of goods

            Railroad revenues are recognised when services are performed. Revenues from other businesses include sales aboard the trains and in the stations of food, beverages and other merchandise and revenues from operating restaurants in major stations. Revenues from operating restaurants are recognised when services are rendered.

            Sales aboard the trains and in the stations of food, beverages and merchandise are recognised upon delivery, when the significant risks and rewards of ownership of these goods have been transferred to the buyers.

            Revenues are net of turnover tax.

      (ii)  Interest income

            Interest income from bank deposits is recognised on a time proportion basis, taking into account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

      (iii) Dividend income

            Dividend income is recognised when the right to receive payment is established.

(w)   Dividends

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(x)   Segments

      Business segments: for management purposes the Group is organised into railroad transportation and other business operations. The divisions are the basis upon which the Group reports their primary segment information. Financial information on business segments is presented in Note 3.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (Amounts in thousands,except number of shares and ADSs,per share and per ADS data and unless otherwise stated)

3. SEGMENTAL INFORMATION

(a) Business segments (Cont'd)

      An analysis by business segment is as follows:

                                                              Railroad businesses    Other businesses    Unallocated
                                                             ----------------------  ----------------  ----------------
                                                                2003        2002      2003     2002     2003     2002
                                                             ----------  ----------  -------  -------  -------  -------
                                                               RMB'000     RMB'000   RMB'000  RMB'000  RMB'000  RMB'000
Revenues
- External                                                    2,269,017   2,360,635  144,370  156,893        -        -
- Inter-segment                                                       -           -   52,172   75,188        -        -
                                                             ----------  ----------  -------  -------  -------  -------
                                                              2,269,017   2,360,635  196,542  232,081        -        -
                                                             ==========  ==========  =======  =======  =======  =======

Segment result                                                  560,731     625,343    1,982   (2,846)       -        -
Other income                                                     16,809       1,411      777    5,164        -        -
Interest income                                                  29,349      36,281      406      639        -        -
Finance costs                                                         -           -        -        -   (2,468)  (4,208)
Share of losses of associates                                    (2,508)       (323)       -        -        -        -
Income tax expense
Minority interests


Profit attributable to shareholders

Other information
Segment assets                                               10,082,637  10,147,098  844,668  962,077        -        -

Deferred tax assets                                                   -           -        -        -    6,154    7,577

Interests in associates                                         140,494     139,972        -      870        -        -


Total assets


Segment liabilities                                             429,123     678,303  220,620  251,719        -        -

Taxes payable                                                         -           -        -        -   49,494   71,844



Total liabilities


Capital expenditure                                             298,890     526,700    7,103    8,330        -        -



Non-cash expenses - Depreciation                                290,014     335,508    1,639    2,289        -        -
                  - Amortisation of leasehold land payments      15,602      15,131        -        -        -        -
                  - Provision for doubtful accounts                 123       4,257       49      341        -        -
                  - Amortisation of deferred staff costs         15,092      15,092        -        -        -        -

                                                                Consolidation          Total
                                                              ----------------  ----------------------
                                                               2003     2002       2003        2002
                                                              -------  -------  ----------  ----------
                                                              RMB'000  RMB'000     RMB'000     RMB'000
Revenues
- External                                                          -        -   2,413,387   2,517,528
- Inter-segment                                               (52,172) (75,188)          -           -
                                                              -------  -------  ----------  ----------
                                                              (52,172) (75,188)  2,413,387   2,517,528
                                                              =======  =======  ==========  ==========

Segment result                                                      -        -     562,713     622,497
Other income                                                        -        -      17,586       6,575
Interest income                                                     -        -      29,755      36,920
Finance costs                                                       -        -      (2,468)     (4,208)
Share of losses of associates                                       -        -      (2,508)       (323)
Income tax expense                                                                 (93,348)   (104,265)
Minority interests                                                                      32        (113)
                                                                                ----------  ----------

Profit attributable to shareholders                                                511,762     557,083
                                                                                ==========  ==========
Other information
Segment assets                                                      -        -  10,927,305  11,109,175

Deferred tax assets                                                 -        -       6,154       7,577

Interests in associates                                             -        -     140,494     140,842
                                                                                ----------  ----------

Total assets                                                                    11,073,953  11,257,594
                                                                                ==========  ==========

Segment liabilities                                                 -        -     649,743     930,022

Taxes payable                                                       -        -      49,494      71,844
                                                                                ----------  ----------

Total liabilities                                                                  699,237   1,001,866
                                                                                ==========  ==========

Capital expenditure                                                 -        -     305,993     535,030
                                                                                ==========  ==========

Non-cash expenses - Depreciation                                    -        -     291,653     337,797
                                                                                ==========  ==========
                  - Amortisation of leasehold land payments         -        -      15,602      15,131
                                                                                ==========  ==========
                  - Provision for doubtful accounts                 -        -         172       4,598
                                                                                ==========  ==========
                  - Amortisation of deferred staff costs            -        -      15,092      15,092
                                                                                ==========  ==========


For the years ended 31 December, 2001, 2002 and 2003, no revenues from a single customer counted for 10 percent or more of the Group's total revenues

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        (Amounts in thousands,except number of shares and ADSs,per share and per ADS data and unless otherwise stated)

3.    SEGMENTAL INFORMATION (CONT'D)

(b)   Geographic segments

      For the year ended 31 December, 2003, all of the Group's business operations are conducted in the PRC.

4.    GENERAL AND ADMINISTRATIVE EXPENSES

                                                      Year ended 31 December,
                                                    ----------------------------
                                                      2001     2002       2003
                                                    -------   -------   --------
                                                      RMB       RMB       RMB
Wages and bonus                                      15,026    16,226    14,936
Retirement and employee benefits                     50,553    49,722    58,778
Utility expenses                                        361       195       219
Selling expenses                                      5,397         -         -
Office expenses                                      14,394    15,538    15,414
Construction duty, land use fees and other duties     3,664     3,761     3,539
Depreciation                                          3,392     1,625     1,693
Amortisation of deferred staff costs                 15,721    15,092    15,091
Provision for doubtful accounts                      29,620     4,598       172
Others                                               41,956    52,180    54,557
                                                    -------   -------   -------
                                                    180,084   158,937   164,399
                                                    =======   =======   =======
Attributable to:
        Railroad businesses                         150,162   123,800   134,688
        Other businesses                             29,922    35,137    29,711
                                                    -------   -------   -------
                                                    180,084   158,937   164,399
                                                    =======   =======   =======

5.    OTHER INCOME

                                                       Year ended 31 December,
                                                    ----------------------------
                                                     2001      2002       2003
                                                    -------   -------   --------
                                                      RMB       RMB       RMB
Exchange (gain) / losses                             (1,069)      799     (1,356)
Others                                               14,021     5,776     18,942
                                                    -------   -------   --------
                                                     12,952     6,575     17,586
                                                    =======   =======   ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

6.   INTEREST INCOME, NET

                                       Year ended 31 December,
                                   ------------------------------
                                    2001        2002        2003
                                   ------      ------      ------
                                    RMB         RMB         RMB
Finance costs                      (2,087)     (4,208)     (2,468)
Interest income                    65,708      36,920      29,755
                                   ------      ------      ------
                                   63,621      32,712      27,287
                                   ======      ======      ======

7.    INCOME TAX EXPENSE

Enterprises established in Shenzhen Special Economic Zone are subject to income tax at a reduced rate of 15% as compared with the standard rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to a reduced income tax rate of 15% starting from the same year. The income tax rate of the Company for the year ended 31 December, 2003 is 15%.

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

Details of taxation charged to the consolidated income statement during the year were as follows:

                                                                        Year ended 31 December,
                                                                  ---------------------------------
                                                                    2001         2002         2003
                                                                  -------      -------       ------
                                                                    RMB          RMB          RMB
Provision for PRC income tax                                      106,823      106,649       91,925
Deferred tax loss (income) resulting from provision for
   doubtful accounts                                               (4,175)      (1,173)         316
Deferred tax loss (income) resulting from loss on the
   disposals of fixed assets                                       (3,351)      (1,211)       1,107
                                                                  -------      -------       ------
                                                                   99,297      104,265       93,348
                                                                  =======      =======       ======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

7.    INCOME TAX EXPENSE (CONT'D)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the applicable tax rate of the Company as follows:

                                                                        2001             2002            2003
                                                                     ----------       ----------       ----------
                                                                     Percentage       Percentage       Percentage
Weighted average statutory tax rate                                     15.0%            15.0%           15.0%
Tax effect of expenses that are not deductible in determining taxable profit:
   - Amortisation of deferred staff costs                                0.4%             0.3%            0.4%
Effect of different tax rates for certain subsidiaries                   0.4%             0.4%              -
                                                                        ----             ----            ----
Effective income tax rate                                               15.8%            15.7%           15.4%
                                                                        ====             ====            ====

8.    EARNINGS PER SHARE AND PER EQUIVALENT ADS

The calculation of basic earnings per share and per equivalent ADS were based on the profit attributable to shareholders for the year attributable to ordinary shareholders of RMB511,762 (2002: RMB557,083), divided by the weighted average number of ordinary shares and equivalent ADS outstanding during the year of 4,335,550,000 and 86,711,000 respectively (2002: 4,335,550,000 and 86,711,000 respectively). No diluted earnings per share and per equivalent ADS were presented as there were no dilutive potential ordinary shares as of year end.

9.    DIVIDENDS

In 2003, the directors have recommended and declared a final dividend of RMB0.10 (2002: RMB0.10) per share in respect of the financial year ended 31 December, 2002, totaling RMB433,555 (2002: RMB433,555).

10.   TEMPORARY CASH INVESTMENTS

                                                                             31 December,
                                                                        ----------------------
                                                           Note          2002             2003
                                                           ----         -------         -------
                                                                          RMB             RMB
Time deposits with maturities over three months in banks   (a)          399,339         459,440
Time deposits with maturities over three months in the
   MOR's Railway Deposits-taking Center                    (b)          168,000         168,000
                                                                        -------         -------
                                                                        567,339         627,440
                                                                        =======         =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

10.   TEMPORARY CASH INVESTMENTS (CONT'D)

(a) Time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB and US$ (2002: RMB, Hong Kong dollars "HK$", and US$) with original maturities ranging from six months to one year, placed with banks in the PRC. The annual interest rate of RMB deposits was 1.98% in 2003 (2002: 1.98%), the annual interest rate of HK$ deposit was 1.13% in 2002, and the annual interest rates of US$ deposits were LIBOR plus a floating rate ranged from -0.2% to 0% (2002: from -0.2% to 0.1%). Total interest earned from such deposits amounted to approximately RMB 11,868 for the year (2002: approximately RMB15,121).

(b) Time deposits with maturities over three months in the MOR's Railroad Deposit-taking Center consist of short-term deposits denominated in RMB (in 2002 included both RMB and USD) with original maturities of one year (2002: ranging from six months to one year). The annual interest rate of RMB deposits was 1.98% in 2003 (2002: 1.98% ) and the annual interest rates of US$ deposits were LIBOR plus a floating rate ranged from -0.2% to 0.1% in 2002. Total interest earned from such deposits amounted to approximately RMB3,326 (2002: approximately RMB3,239) for the year (see
      Note 24).

11.   TRADE RECEIVABLES, NET

                                                             31 December,
                                                      --------------------------
                                                       2002                2003
                                                      ------              ------
                                                       RMB                 RMB
Trade receivables                                     67,416              96,037
Less: Provision for doubtful accounts                (15,959)            (15,423)
                                                      ------              ------
                                                      51,457              80,614
                                                      ======              ======

The credit terms of trade receivables are within one year. The aging analysis of trade receivables, net was as follows:

                                                             31 December,
                                                      --------------------------
                                                       2002                2003
                                                      ------              ------
                                                       RMB                 RMB
Within 1 year                                         44,986              75,674
Over 1 year but within 2 years                         3,490               4,719
Over 2 years but within 3 years                        1,652                 221
Over 3 years                                           1,329                   -
                                                      ------              ------
                                                      51,457              80,614
                                                      ======              ======

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

11.   TRADE RECEIVABLES (CONT'D)

Movements of provision for doubtful accounts:

                                                        Year ended 31 December,
                                                      --------------------------
                                                       2002                2003
                                                      ------              ------
                                                       RMB                 RMB
At beginning of year                                  24,040              15,959
Utilisation during the year                           (8,081)               (536)
                                                      ------              ------
At end of year                                        15,959              15,423
                                                      ======              ======

12.   PREPAYMENTS AND OTHER RECEIVABLES, NET

                                                             31 December,
                                                     ---------------------------
                                                       2002               2003
                                                     -------             -------
                                                       RMB                 RMB
Other receivables                                    149,385             157,690
Less: Provision for doubtful accounts                (39,898)            (38,288)
                                                     -------             -------
Other receivables, net                               109,487             119,402
Prepayments                                          131,737             104,061
                                                     -------             -------
                                                     241,224             223,463
                                                     =======             =======

Movements of provision for doubtful accounts:

                                                        Year ended 31 December,
                                                      --------------------------
                                                       2002                2003
                                                      ------              ------
                                                       RMB                 RMB
At beginning of year                                  34,008              39,898
Addition of provision during the year                  5,890                 172
Utilisation during the year                                -              (1,782)
                                                      ------              ------
At end of year                                        39,898              38,288
                                                      ======              ======

As of 31 December, 2003, the Company had fixed deposit with the principal amount of approximately RMB31.365 million in Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"). The Company had not been able to recover the principal from Li Cheng upon the expiry of the fixed deposit term. In March 1999, the Company instituted legal proceedings against Li Cheng to recover the deposit and the related interest. According to the court verdict dated 12 October, 1999, Li Cheng was required to repay the deposit principal and the related interest to the Company. As Li Cheng failed to execute the court ruling, the Company further applied to the court for compulsory enforcement of the court order. In July 2000, Li Cheng filed a petition to the court for winding up. On 9 November, 2000, the court ordered the suspension of execution of the court ruling dated 12 October, 1999, while Li Cheng was undergoing a winding-up. On 23 November, 2000, the Company applied to the Guangdong Provincial Government for allocation of special funds by the government to Li Cheng for repayment of the Company's deposit principal. The provincial government accepted the petition and requested the municipal government to follow up on the case. As of the date of this report, the fixed deposit has not yet been collected. Accordingly, the Company reclassified such amount from temporary cash investments to other receivables and accounted for provision for doubtful accounts pursuant to management's estimates.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

13.   FIXED ASSETS, NET

                                                                 Track,      Locomotives  Communications      Other
                                                 Lease hold    bridges and   and rolling  and signaling   machinery and
                                      Buildings  improvement  service roads     stock        systems        equipment      Total
                                      ---------  -----------  -------------  -----------  --------------  -------------  ---------
                                         RMB         RMB           RMB           RMB            RMB            RMB          RMB
Cost/valuation
As of 1 January, 2002                 2,066,545     38,500     4,070,016       1,004,211     490,724        1,522,774    9,192,770
Additions                                25,985          -        22,871          23,620       1,475           78,161      152,112
Transfer from
  construction-in-progress               40,852          -        43,791             870      46,372           14,401      146,286
Reclassification                       (124,057)         -       122,752               -     (42,484)          43,789            -
Disposals                               (68,169)         -       (13,884)         (2,496)   (198,981)         (73,413)    (356,943)
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
As of 31 December, 2002               1,941,156     38,500     4,245,546       1,026,205     297,106        1,585,712    9,134,225
Additions                                   260          -             -          21,679         916           32,823       55,678
Transfer from
  construction-in-progress              209,479          -       123,832               -         720          198,718      532,749
Government grants                       (17,000)         -             -               -           -                -      (17,000)
Reclassification                       (154,024)         -       (37,113)              -       5,936          185,201            -
Disposals                               (92,503)         -       (16,560)         (4,992)     (4,600)         (33,116)    (151,771)
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
As of 31 December, 2003               1,887,368     38,500     4,315,705       1,042,892     300,078        1,969,338    9,553,881
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
Representing:
At cost                                 220,433     38,500       164,088          22,549      48,092          287,127      780,789
At 2003 professional valuation        1,666,935          -     4,151,617       1,020,343     251,986        1,682,211    8,773,092
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
                                      1,887,368     38,500     4,315,705       1,042,892     300,078        1,969,338    9,553,881
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
Accumulated depreciation
As of 1 January, 2002                   345,429      5,775       932,060         212,925     266,582          398,959    2,161,730
Charges for the year                     58,739      7,700        92,400          60,723      23,962           94,273      337,797
Reclassification                        (22,652)         -        18,404               -      (4,256)           8,504            -
Disposals                                (5,324)         -        (5,311)         (2,496)   (107,891)         (42,560)    (163,582)
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
As of 31 December, 2002                 376,192     13,475     1,037,553         271,152     178,397          459,176    2,335,945
Charges for the year                     54,399      7,700        46,476          47,648      34,144          101,286      291,653
Reclassification                              -          -       (16,682)              -         563           16,119            -
Disposals                                  (921)         -        (2,550)         (4,992)     (4,417)         (13,715)     (26,595)
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
As of 31 December, 2003                 429,670     21,175     1,064,797         313,808     208,687          562,866    2,601,003
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
Net book value
At end of year                        1,457,698     17,325     3,250,908         729,084      91,391        1,406,472    6,952,878
                                      =========     ======     =========       =========     =======        =========    =========
At beginning of year                  1,564,964     25,025     3,207,993         755,053     118,709        1,126,536    6,798,280
                                      =========     ======     =========       =========     =======        =========    =========
Had the fixed assets been carried at
 cost less accumulated depreciation,
 the carrying amounts at year end
 would have been:

Cost                                  1,048,829     38,500     3,537,104       1,019,170     269,152        1,853,887    7,766,642
Accumulated depreciation                214,612     21,175       696,853         256,906     189,263          513,581    1,892,390
                                      ---------     ------     ---------       ---------     -------        ---------    ---------
                                        834,217     17,325     2,840,251         762,264      79,889        1,340,306    5,874,252
                                      =========     ======     =========       =========     =======        =========    =========

* During the year ended 31 December, 2003, based on the construction completion reports, the directors reclassified certain fixed assets to appropriate categories. Accordingly, the carrying amounts of the aforesaid fixed assets are depreciated over their remaining useful lives under the respective categories.

On 6 March, 1996, the fixed assets of the Group were revalued by Vigers Hong Kong Limited (the "Valuer"), a qualified independent valuer in Hong Kong, using a replacement cost approach and open market value approach. The replacement cost approach considers the cost to replace in new condition the assets appraised for similar assets, and includes purchase price, delivery charge and installation cost. The purchase price is based on the open market value. The Valuer assumed that the assets will be used for the purposes for which they are presently used and did not consider alternative uses. The total revalued amount based on the aforesaid 1996 revaluation was RMB 5,318,202. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185 was recorded by the Group as of 6 March, 1996, and depreciation on the increment to fixed assets commenced on that date. Upon the Restructuring, the revaluation surplus was converted to shares allotted to the Parent Company.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

13.   FIXED ASSETS, NET (CONT'D)

On 30 September, 2002, the fixed assets were revalued by Pan-China (Schinda) Certified Public Accountants, a qualified independent valuer registered in the PRC, on a replacement cost approach and open market value approach, where applicable. These fixed assets were stated at their revalued amounts in the financial statements as of 30 September, 2002.

The directors of the Company are of the opinion that the carrying values of fixed assets as of 31 December, 2003 approximated to their fair values.

With reference to "Cai Jian Han (2002) No. 42" and "Cai Jian Han (2002) No. 349" issued by Ministry of Finance ("MOF") and "Ban Cai Fa (2003) No. 10" issued by MOR and to further comply with international practice in railway industry, the management reassessed the estimated useful lives and depreciation rates of fixed assets as of 1 January 2003. The assessment is based on the experience and maintenance program established by the management and the engineering personnel. Effective from 1 January, 2003, the Group changed the estimated useful lives of track, bridges and service roads from 44 years to a range from 55 years to 100 years and changed the useful lives of locomotives and rolling stock from 16 years to 20 years. This change in accounting estimates resulted in a decrease in depreciation expenses and an increase in profit attributable to shareholders for the year ended 31 December, 2003 by approximately RMB 63,610.

14.   CONSTRUCTION-IN-PROGRESS

                                                            31 December,
                                                  -------------------------------
                                                    2002                   2003
                                                  -------                 -------
                                                    RMB                     RMB
At beginning of year                              446,399                 672,827
Additions                                         382,918                 250,315
Disposals                                         (10,204)                      -
Transfer to fixed assets                         (146,286)               (532,749)
                                                  -------                 -------
At end of year                                    672,827                 390,393
                                                  =======                 =======

As of 31 December, 2003, there was no interest capitalised in the construction-in-progress as the Group had no borrowings.

Disposals in 2002 mainly represented injection in available-for-sale investments (see Note 17).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

15. LEASEHOLD LAND PAYMENTS

                                Year ended 31 December,
                                -----------------------
                                  2002        2003
                                 -------     -------
                                   RMB         RMB
Cost
At beginning of year             762,087     760,087
Additions                              -      10,687
Disposals                         (2,000)          -
                                 -------     -------
At end of year                   760,087     770,774
                                 -------     -------

Accumulated amortisation
At beginning of year              88,341     103,089
Charges for the year              15,131      15,602
Disposals                           (383)          -
                                 -------     -------
At end of year                   103,089     118,691
                                 -------     -------

Net book value
At end of year                   656,998     652,083
                                 =======     =======

At beginning of year             673,746     656,998
                                 =======     =======

16. INTERESTS IN ASSOCIATES

                                                  31 December,
                                              --------------------
                                                2002        2003
                                              --------    --------
                                              RMB'000      RMB'000
Share of net assets, beginning of year         117,477     136,574
Addition                                        19,420           -
Share of losses                                   (323)     (2,508)
                                              --------    --------
Share of net assets, end of year               136,574     134,066

Due from associates                             48,095      48,437
Due to associates                                  (40)         (8)
                                              --------    --------
                                               184,629     182,495

Less: Provision for impairment in value        (29,689)    (29,689)
      Provision for doubtful accounts          (14,098)    (12,312)
                                              --------    --------

                                               140,842     140,494
                                              ========    ========

The amounts due from/to associates are unsecured, interest free and had no fixed repayment terms. The provision for impairment in value and provision for doubtful accounts were provided for Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") as Zengcheng Lihua is in financial difficulty.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

16. INTERESTS IN ASSOCIATES (CONT'D)

Movements of provision for impairment in value and for doubtful accounts are as follows:

                                  Year ended 31 December,
                                  -----------------------
                                     2002       2003
                                    -------    -------
                                      RMB        RMB
Beginning of year                    62,400     43,787
Utilisation during the year         (18,613)    (1,786)
                                    -------    -------
End of year                          43,787     42,001
                                    =======    =======

As of 31 December, 2002, the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the
PRC:

                                                               Percentage of
                                             Date of          equity interest
                                          incorporation /     attributable to
    Name of the entity                     establishment         the Company       Paid-up capital        Principal activities
    ------------------                    ---------------     ---------------      ---------------        --------------------
Directly held by the Company

Guangzhou Tiecheng Enterprise              2 May, 1995               49%            RMB245,000,000     Properties management
   Company Limited                                                                                       and trading of merchandise

Zengcheng Lihua Stock Company              30 July, 1992             27%            RMB100,000,000     Real estate, warehousing,
   Limited                                                                                               cargo loading and unloading

Indirectly held by the Company

Guangzhou Tielian Economy                  27 December, 1994         34%            RMB  1,000,000     Warehousing and freight
   Development Company Limited                                                                           transport agency

Guangzhou Huangpu Yuehua Freight           20 July, 1990           33.3%            RMB  6,610,000     Cargo loading and unloading,
   Transportation Joint Venture                                                                          warehousing, freight
   Company Limited                                                                                       transport agency


17. AVAILABLE-FOR-SALE INVESTMENTS

                                                       31 December,
                                                    -----------------
   Name of the investee company                      2002      2003
   ----------------------------                     -------   -------
                                                    RMB'000   RMB'000
China Railway Communication Company
  Limited ("China Railcom")*                        120,587   121,854
Shenzhen Innovation Technology Investment
  Company Limited                                    30,000    30,000
China Railway Express Company Limited                13,608    13,608
Shenzhen Huatie Enterprise Company Limited            2,000     2,000
Zhongtie Information Company Limited                    500       500
                                                    -------   -------
                                                    166,695   167,962
                                                    =======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

17. AVAILABLE-FOR-SALE INVESTMENTS (CONT'D)

The Company's share of equity interests in each of the respective companies is not more than 10%. No quoted market prices are available for the above unlisted companies as of year end.

* In 2003, the Company invested in China Railcom by injecting certain communication and signalling systems with their respective carrying value of approximately RMB1,267 (in 2002 the Company invested in China Railcom by injecting certain communication and signalling systems and construction-in progress with carrying value of approximately RMB120,587). China Railcom has confirmed in writing that the Group is entitled to the 0.69% equity interest in China Railcom as of 31 December, 2003 (2002: 0.85%). The relevant legal registration procedures are still in progress.

18. DEFERRED TAX ASSETS

                                                       31 December,
                                                      --------------
                                                      2002     2003
                                                      -----   ------
                                                       RMB      RMB
Deferred tax assets:
   -   Provision for doubtful accounts                3,015    2,699
   -   Losses on disposals of fixed assets            4,562    3,455
                                                      -----   ------
                                                      7,577    6,154
                                                      =====   ======

The movements of deferred taxation during the years are as follows:

                                                          Year ended 31 December,
                                                          -----------------------
                                                               2002     2003
                                                              ------   ------
                                                               RMB       RMB
At beginning of year                                           5,193    7,577
Credit (debit) to consolidated profit during the years         2,384   (1,423)
                                                              ------   ------
At end of year                                                 7,577    6,154
                                                              ======   ======

19. DEFERRED STAFF COSTS

                                              31 December,
                                          --------------------
                                            2002        2003
                                          --------    --------
                                          RMB'000     RMB'000
Cost, at beginning and end of year         226,369     226,369
                                          --------    --------

Accumulated amortisation
At beginning of year                       (30,182)    (45,274)
Charges for the year                       (15,092)    (15,092)
                                          --------    --------

At end of year                             (45,274)    (60,366)
                                          --------    --------

Net book amount
At end of year                             181,095     166,003
                                          ========    ========
At beginning of year                       196,187     181,095
                                          ========    ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

20. ACCRUED EXPENSES AND OTHER PAYABLES

                                       31 December,
                                    -----------------
                                     2002      2003
                                    -------   -------
                                      RMB       RMB
Advances from customers             143,388    89,840
Accrued expenses                     79,790    24,000
Salary and welfare payables          21,260    15,138
Taxes payables                       71,844    49,494
Other payables                      213,515   179,815
                                    -------   -------
                                    529,797   358,287
                                    =======   =======

Other payables mainly represented various payables and deposits for daily operation of business.

Pursuant to Caishui [2004] No.36 and Caishui [2003] No.149 issued by MOF and State Administration of Taxation, the Group exempt from certain real estate taxes amounting to approximately RMB12,000 during the year ended 31 December, 2003. The grant of such exemption is subject to the acknowledgement of relevant authorities that the Company is a transportation company under the MOR. The directors believe that the Group is qualified for such exemption and is in the process of seeking the acknowledgement from the relevant authorities. Accordingly, such real estate taxes have not been accrued for in the accompanying financial statements.

21. SHARE CAPITAL

As of 31 December, 2003, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

                                                                                                        Percentage
                                                                       Number          Nominal          of capital
                                                                     of shares          value              stock
                                                                     ---------         -------          ----------
                                                                       '000              RMB
Authorised, issued and fully paid:
   State-owned Domestic Shares                                        2,904,250        2,904,250            67%
   H Shares                                                           1,431,300        1,431,300            33%
                                                                      ---------        ---------           ---
                                                                      4,335,550        4,335,550           100%
                                                                      =========        =========           ===

22. DISTRIBUTION OF INCOME

According to the articles of association of the Company, when distributing Profit attributable to shareholders of each year, the Company shall set aside 10% of its Profit attributable to shareholders after tax based on the Company's local statutory accounts for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% for the statutory public welfare fund at a percentage determined by the directors. The Company may make appropriation from its Profit attributable to shareholders to the discretionary surplus reserve provided it is approved by a resolution of a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without prior approval from a shareholders' general meeting under certain conditions.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year Profit attributable to shareholders shall be used to make good the losses before allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

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

In accordance with the articles of association of the Company, dividends are determined based on the least of retained earnings determined in accordance with
(a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the retained earnings as reported in the statutory accounts may be different from the amount reported in the accompanying statement of changes in shareholders equity.

As of 31 December, 2003, the reserve of the Company available for distribution was approximately RMB656,893 (2002: approximately RMB667,416).

23. RETIREMENT BENEFITS

All the full-time staff of the Group are covered by a defined-contribution pension scheme. Pursuant to a circular dated 24 October, 1995 issued by the Parent Company, the Company is required to pay to the Parent Company an amount equivalent to 19% of the salary and certain amount of bonus of the staff for pension benefits, and the Parent Company is responsible for the ultimate pension liability to the staff. Starting from December 2000, the percentage borne by the Company changed to 18% pursuant to another circular dated 21 December, 2000 issued by the Parent Company. As of 31 December, 2003, payable for pension obligations was nil (2002: nil).

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

24. RELATED PARTY TRANSACTIONS (CONT'D)

      Recurring transactions (Cont'd)

                                                                       Year ended 31 December,
                                                                     ---------------------------
                                                                       2001     2002      2003
                                                                     -------   -------   -------
                                                                       RMB       RMB       RMB
Lease of locomotives and related services from Yang
   Cheng Railway Company, a subsidiary of the
   Parent Company(i)                                                  70,345    42,047    40,882

Provision of trains and related services from
   Guangmeishan Railway Company Limited, a
   subsidiary of the Parent Company                                    5,205     4,864     5,305

Purchases of materials and supplies from Guangzhou
   Railway Material Supply Company, a subsidiary of
   the Parent Company                                                 36,544    33,074    50,687

Social services (employee housing, health care, educational
   and public security services and other ancillary
   services) provided by the Parent Company and related
   parties (including Guangzhou Railway (Group) Guangshen
   Railway Enterprise Development Company)                            56,800    66,744    68,079

Operating lease rentals paid to the MOR(i)                            52,296    57,298    58,904

Provision of trains and related service through MOR                   66,475   211,667   201,870

Provision of trains usage and related services from
   Guangzhou Railway (Group) Passenger Transportation
   Company, a subsidiary of the Parent Company                         7,844     6,681     2,207

Interest expenses paid to the Parent Company (ii)                      1,178     2,443     2,037

Interest received from the MOR's Railroad
   Deposit-taking Centre (see Note 10(b) and 24(b))                   11,887     3,239     3,516

Interest received from Pingnan Railway Company
   Limited, an associate of the Parent Company (ii)                    1,866       806       827

Interest received from Guangmeishan Railway Company
   Limited (ii)                                                        1,291     1,884       901

      (i) The lease agreement with Yang Cheng Railway Company was revised on March 6, 1996 and provides for a 10-year lease period starting from 1996. The lease with MOR is based on the uniform rate set by MOR and is renewable annually.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

24. RELATED PARTY TRANSACTIONS (CONT'D)

      Recurring transactions (Cont'd)

      (ii) The interest was resulted from the long-distance transportation services, which was calculated based on the average balances due from/to related parties on a quarterly basis, at the prevailing interest rates of six-month bank loans.

(b) As of 31 December, 2002, the Group had the following material balances with related parties:

                                                               31 December,
                                                           --------------------
                                                             2002        2003
                                                           --------    --------
                                                              RMB         RMB
Temporary cash investments in the MOR's Railroad
   Deposit-taking Center (see Note 10(b))                   168,000     168,000
Bank deposits in the MOR's railroad Deposit-taking
   Center                                                   206,452     321,985
Due from Parent Company                                      39,374           -
Due to Parent Company                                             -     (37,230)
Due from related parties                                    267,885     199,921
                                                           --------    --------
   - Trading balance                                         54,425      10,608
   - Non-trading balance                                    213,460     189,313
                                                           --------    --------
Due to related parties                                     (158,199)   (120,605)
                                                           --------    --------
   - Trading balance                                       (125,847)    (60,128)
   - Non-trading balance                                    (32,352)    (60,477)
                                                           --------    --------

      As of 31 December, 2003, the balances with the MOR, the Parent Company and related parties are unsecured, non-interest bearing and repayable on demand, except for those disclosed in Notes 10(b), 24(a) and bank deposits in MOR's railroad Deposit-taking centre. These balances resulted from transactions carried out by the Group with related parties in the ordinary course of business. The balances with the Parent Company are all non-trading in nature. The balances with related parties, which are of trading in nature, all aged within one year.

25. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Non-cash transactions

      (i) During the year ended 31 December, 2003, the Group disposed certain staff quarters of approximately RMB92 million (2002: approximately RMB63 million) to their employees pursuant to its housing benefit scheme.

      (ii) During the year ended 31 December, 2003, the Company and the minority shareholder increased their investments in a subsidiary by capitalising approximately RMB42 million and RMB41 million due from that subsidiary respectively.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

25. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D)

Non-cash transactions (Cont'd)

      (iii) During the year ended 31 December, 2003, the Company invested of approximately RMB1,267 (2002: approximately RMB120,587) in China Railcom by injecting certain communication and signalling systems (see note 17).

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

      As of 31 December, 2003, cash and cash equivalents and temporary cash investments were mainly maintained with commercial banks in the PRC and the MOR's Railroad Deposit-taking Centre.

      As of 31 December, 2003, balances denominated in US$ and HK$ have been translated into RMB at the applicable market exchange rates as of that date.

27. CONCENTRATION OF RISKS

(a)   Credit risk

      The carrying amount of cash and cash equivalents, accounts receivable and other receivables, and due from related parties and other current assets except for prepayments and deferred tax assets, represent the Group' maximum exposure to credit risk in relation to financial assets.

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

(b)   Interest rate risk

      The directors of the Group believe that the exposure to interest rate risk of financial assets and liabilities as of 31 December, 2003 was minimum since their deviation from their respective fair values was not significant.

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

28. COMMITMENTS

(a)   Capital commitments

      As of 31 December, 2003, the Group had the following capital commitments:

                                                               31 December,
                                                           --------------------
                                                             2002        2003
                                                           --------    --------
                                                             RMB          RMB
Authorised and contracted for                               10,158         -
                                                           ========    ========

(b)   Operating lease commitments

      Total future minimum lease payments under non-cancelable operating leases were as follows:

                                                                                  31 December,
                                                                        -------------------------------
                                                                         2002                    2003
                                                                        -------                --------
                                                                          RMB                     RMB
Machinery and equipment

    - not more than one year                                            108,000                 108,000
    - more than one year but not more than two years                    108,000                 108,000
    - more than two years but not more than three years                 108,000                  75,375
    - more than three years but not more than four years                 75,375                       -
    - more than four years but not more than five years                       -                       -
                                                                        -------                 -------
                                                                        399,375                 291,375
                                                                        =======                 =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

29. CONTINGENCY

As of 31 December, 2003, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140,000,000. In 1996, Tiecheng entered into an agreement with a Hong Kong incorporated company to establish Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), a sino-foreign contractual joint venture to develop certain properties near a railway station operated by the Group.

On 27 October, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua" ) and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on 4 November, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257,000 plus interest from Guangdong Guancheng. As such, if Guangzhou Guantian were held responsible for the guarantee, the Company may need to provide for impairment on its interests in Tiecheng.

On 15 December, 2003, the High People's Court of Guangdong Province (the "Court") received the Guangzhou Guantian's application for discharging the aforesaid guarantee. As a necessary procedure for the Court to decide to reassess the previous court verdict, a hearing was held on 18 March, 2004. In this respect, Guangzhou Guantian appointed an independent lawyer to represent on its behalf to attend the hearing. Up to the date of this report, the Court is yet to finish the necessary procedures before making decision to reassess the previous court verdict. However, having consulted that independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts.

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

Revaluation of fixed assets

As stated in Note 13, the Group revalued their fixed assets on March 6, 1996. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185 was recorded by the Group on that date. The revaluation as of September 30, 2002 did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded.

Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB38,548 for the year ended 31 December, 2003 (2002: approximately RMB48,422).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

30. DIFFERENCE BETWEEN IFRS AND US GAAP (CONT'D)

Revaluation of fixed assets (Cont'd)

Under US GAAP, fixed assets are required to be stated at original cost. Hence, no additional depreciation from revaluation will be recognised under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223,828 was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realised through additional depreciation for PRC tax purposes.

Effects on the consolidated profit attributable to shareholders of significant differences between IFRS and US GAAP are summarised below:

                                                                      Year ended 31 December,
                                                           --------------------------------------------
                                                             2001        2002        2003        2003
                                                           --------    --------    --------    --------
                                                             RMB          RMB        RMB         US$
Consolidated profit attributable to
   shareholders under IFRS                                  533,495     557,083     511,762      61,658
US GAAP adjustments:
    Reversal of additional depreciation charges
       arising from the revaluation surplus on
       fixed assets                                          48,422      48,422      38,548       4,644
    Effect of US GAAP adjustment on deferred
       tax provision                                         (7,263)     (7,263)     (5,782)       (697)
                                                           --------    --------    --------    --------

Consolidated profit attributable to
   shareholders under US GAAP                               574,654     598,242     544,528      65,605
                                                           ========    ========    ========    ========

Earnings per share under US GAAP                            RMB0.13     RMB0.14     RMB0.13     USD0.02
                                                           ========    ========    ========    ========

Earnings per equivalent ADS under
    US GAAP                                                 RMB6.63     RMB6.90     RMB6.28     USD0.76
                                                           ========    ========    ========    ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

30. DIFFERENCE BETWEEN IFRS AND US GAAP (CONT'D)

Effects on consolidated net assets of significant differences between IFRS and US GAAP are summarised below:

                                                                                 Year ended 31 December,
                                                                     ---------------------------------------------
                                                                        2002             2003             2003
                                                                     ----------       ----------        ---------
                                                                        RMB              RMB              US$
Consolidated net assets under IFRS                                   10,244,151       10,322,358        1,243,656
US GAAP adjustments:
    Reversal of the gross revaluation surplus on fixed assets        (1,492,185)      (1,492,185)        (179,781)
    Reversal of accumulated depreciation on the revaluation
      surplus on fixed assets                                           330,884          369,432           44,510
    Deferred tax assets related to net revaluation surplus              174,195          168,413           20,291
                                                                      ---------        ---------        ---------

Consolidated net assets under US GAAP                                 9,257,045        9,368,018        1,128,676
                                                                      =========        =========        =========

There are no significant differences between IFRS and US GAAP which affect classification in the balance sheet and the income statement but do not affect net income or shareholders' equity.

In 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150") and FASB Interpretation No.46, Consolidation of Variable Interest Entities ("FIN 46").

SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that and issuer classify a financial instrument that is within its scope as liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No.6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. SFAS 150 is effective for financial instruments entered into or modified after 31 May, 2003, and otherwise is effective at the beginning of the first period beginning after 15 June, 2003.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

30. DIFFERENCE BETWEEN IFRS AND US GAAP (CONT'D)

The Company considered the effect of adoption SFAS 150 and do not expect any material impact on the financial statements.

FIN 46 provides guidance on the identification of and financial reporting for entities over which controls is achieved through means other than voting rights. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies immediately to variable interest entities created after 31 January, 2003, and to variable interest entities in which an enterprise obtains an interest after the date. It applies in the first fiscal year or interim period beginning after 15 June, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February, 2003. The Company considered the effects of adoption FIN 46 and do not expect any material impact on the financial statements.

31. POST BALANCE SHEET EVENTS

Pursuant to a board resolution dated 20 April, 2004, the directors recommended the payment of a final dividend of RMB0.105 per share, totaling RMB455,233.

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

33. APPROVAL OF ACCOUNTS

The financial statements were approved by the Board of Directors on 20 April, 2004.

                                    SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        GUANGSHEN RAILWAY COMPANY LIMITED

Date: June 29, 2004                    By: /s/ Wu Junguang
                                           -------------------------------------
                                            Wu Junguang
                                            Chairman of the Board of Directors