Form 20-F
period 2004-12-31
GUANGSHEN RAILWAY CO LTD
filed 2005-06-28
CIK 1012139

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2005

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

      For the fiscal year ended December 31, 2004

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

                               ------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

   TITLE OF EACH CLASS                                  NAME OF EACH EXCHANGE ON WHICH LISTED
   -------------------                                  -------------------------------------
American Depositary Shares, each
representing 50 Class H ordinary shares                    New York Stock Exchange, Inc.

Class H ordinary shares, nominal value
RMB 1.00 per share                                         The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2004:

Domestic shares, par value RMB1.00 per share ....................................................   2,904,250,000
H shares, par value RMB1.00 per share ...........................................................   1,431,300,000
(including 243,129,050 H shares in the form of American Depositary Shares)

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

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                                     Pages
                                                                                                                     -----
Forward-Looking Statements.......................................................................................      1
Certain Terms and Conventions....................................................................................      1

PART I
         ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........................................      3
         ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE........................................................      3
         ITEM 3.  KEY INFORMATION................................................................................      3
         Item 3A. Selected Consolidated Financial and Other Data.................................................      3
         Item 3B. Capitalization and Indebtedness................................................................      5
         Item 3C. Reasons for the Offer and Use of Proceeds......................................................      5
         Item 3D. Risk Factors...................................................................................      5
         ITEM 4.  INFORMATION ON THE COMPANY.....................................................................     13
         Item 4A. History and Development of the Company.........................................................     13
         Item 4B. Business Overview..............................................................................     16
         Item 4C. Organizational Structure.......................................................................     29
         Item 4D. Property, Plant and Equipment..................................................................     30
         ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................     32
         Item 5A. Results of Operations..........................................................................     34
         Item 5B. Liquidity and Capital Resources................................................................     46
         Item 5C. Research and Development, Patents and Licences, etc............................................     48
         Item 5D. Trend Information..............................................................................     49
         Item 5E. Off-Balance Sheet Arrangements.................................................................     49
         Item 5F. Tabular Disclosure of Contractual Obligations..................................................     49
         Item 5G. Additional Information.........................................................................     50
         ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................     52
         Item 6A. Directors and Senior Management................................................................     52
         Item 6B. Board Compensation.............................................................................     57
         Item 6C. Board Practices................................................................................     58
         Item 6D. Employees......................................................................................     60
         Item 6E. Share Ownership................................................................................     61
         ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................     62
         Item 7A. Major Shareholders.............................................................................     62
         Item 7B. Related Party Transactions.....................................................................     63
         Item 7C. Interests of Experts and Counsel...............................................................     67
         ITEM 8.  FINANCIAL INFORMATION..........................................................................     68
         Item 8A. Consolidated Statements and Other Financial Information........................................     68
         Item 8B. Significant Changes............................................................................     69
         ITEM 9.  THE OFFER AND LISTING..........................................................................     70
         Item 9A. The Offer and Listing Details..................................................................     70
         Item 9B. Plan of Distribution...........................................................................     71
         Item 9C. Markets........................................................................................     71

         Item 9D.  Selling Shareholders..........................................................................     71
         Item 9E.  Dilution......................................................................................     71
         Item 9F.  Expenses of the Issue.........................................................................     71
         ITEM 10.  ADDITIONAL INFORMATION........................................................................     72
         Item 10A. Share Capital.................................................................................     72
         Item 10B. Memorandum and Articles of Association........................................................     72
         Item 10C. Material Contracts............................................................................     82
         Item 10D. Exchange Controls.............................................................................     82
         Item 10E. Taxation......................................................................................     83
         Item 10F. Dividends and Paying Agents...................................................................     91
         Item 10G. Statement by Experts..........................................................................     91
         Item 10H. Documents on Display..........................................................................     91
         Item 10I. Subsidiary Information........................................................................     92
         ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................     93
         ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................     95

PART II
         ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................     96
         ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................     96
         ITEM 15.  CONTROLS AND PROCEDURES.......................................................................     96
         ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT..............................................................     97
         ITEM 16B. CODE OF ETHICS................................................................................     97
         ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES........................................................     97
         ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....................................     98
         ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS........................     98

PART III
         ITEM 17.  FINANCIAL STATEMENTS..........................................................................     99
         ITEM 18.  FINANCIAL STATEMENTS..........................................................................     99
         ITEM 19.  EXHIBITS......................................................................................     99

                           FORWARD-LOOKING STATEMENTS

      Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe," "may," "intend," "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, a reoccurrence of the Severe Acute Respiratory Syndrome epidemic in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

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

                          CERTAIN TERMS AND CONVENTIONS

      Solely for the convenience of the reader, this annual report contains translations of amounts from renminbi into U.S. dollars and vice versa at the rate of RMB8.30 to US$1.00, which was the noon buying rate in the New York City for cable transfers in renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004, except where we specify that a different rate has been used. You should not construe these translations as representations that the renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3A. Selected Consolidated Financial Data -- Exchange Rate Information" for information regarding the noon buying rates for U.S. dollar/renminbi conversions from January 1, 2000 through June 17, 2005.

      We prepare and publish our consolidated financial statements in renminbi.

      Various amounts and percentages set out in this document have been rounded and, accordingly, are not the exact figures and may not total.

      Unless the context otherwise requires or otherwise specified:

      -     "China" or "PRC" means the People's Republic of China.

      - "CEPA" means the Closer Economic Partnership Arrangement between Hong Kong and Chinese Mainland entered into on October 27, 2004.

      - "GEDC" means Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, a wholly owned subsidiary of our Parent Company.

      - "GRGC" or "Parent Company" means Guangzhou Railway (Group) Company, our parent company.

      - "Guangshen Railway", "Company", "we", "our" or "us" means Guangshen Railway Company Limited, a joint stock limited company incorporated in China with limited liability, and its subsidiaries on a consolidated basis.

      -     "Hong Kong" means the Hong Kong Special Administrative Region of the
            PRC.

      -     "Macau" means the Macau Special Administrative Region of the PRC.

      -     "MOR" means the Ministry of Railways.

      - "Pearl River Delta" means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

      - "restructuring" means the restructuring conducted in connection with our initial public offering in 1996 during which we succeeded to the railroad and certain other businesses of our predecessor company and certain assets and liabilities of our Parent Company.

      - "ton" means metric ton; and one ton is approximately 2,205 pounds in weight.

      - "Yangcheng Railway Company" means Guangzhou Railway Group Yangcheng Railway Company, a wholly-owned subsidiary of our Parent Company.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

ITEM 3A. SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2003 and 2004, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2002, 2003 and 2004 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with "ITEM 5. Operating and Financial Review and Prospects". The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2000, 2001 and 2002, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2000 and 2001 are derived from our previously published audited consolidated financial statements that are not included in this annual report.

      The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, and the information set forth below under "US GAAP data" have been reconciled to generally accepted accounting principles in the United States, or US GAAP, which differ in some material respects from IFRS. For a discussion of the principal differences between IFRS and US GAAP, see "Item 5G. Additional Information-Principal Differences between IFRS and US GAAP" and Note 31 to our audited consolidated financial statements included elsewhere in this annual report.

                                                                   YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------
                                              2000        2001         2002        2003         2004        2004
                                           ----------  ----------   ----------  ----------   ----------  ----------
                                              RMB         RMB          RMB         RMB          RMB        US$(1)
                                                           (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
IFRS INCOME STATEMENT DATA:
  Revenues(2) from railroad businesses
    - Passenger.........................    1,278,213   1,471,895    1,903,782   1,790,204    2,259,671     272,250
    - Freight...........................      567,176     585,616      530,776     526,382      611,807      73,712
                                           ----------  ----------   ----------  ----------   ----------  ----------
    Subtotal............................    1,845,389   2,057,511    2,434,558   2,316,586    2,871,478     345,962
  Revenues(2) from other businesses.....      198,352     167,064      166,266     151,596      166,671      20,081
                                           ----------  ----------   ----------  ----------   ----------  ----------
  Total revenues(2).....................    2,043,741   2,224,575    2,600,824   2,468,182    3,038,149     366,043
  Railroad operating expenses...........   (1,355,870) (1,524,854)  (1,809,215) (1,755,855)  (2,241,821)    270,098
  Other businesses operating expenses...     (168,466)   (145,610)    (169,112)   (149,614)    (166,155)     20,020
                                           ----------  ----------   ----------  ----------   ----------  ----------
  Profit from operations................      519,405     554,111      622,497     562,713      630,173      75,925
  Net profit............................      492,089     533,495      557,083     511,762      567,484      68,373

  Earnings per share....................         0.11        0.12         0.13        0.12         0.13       0.016
  Dividends declared per share..........         0.12        0.10         0.10        0.10        0.105        0.01
  Earnings per ADS .....................         5.68        6.15         6.42        5.90         6.54       0.788
  Diluted net income per share .........            -           -            -           -            -           -

                                                                   YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------
                                              2000        2001         2002        2003         2004        2004
                                           ----------     ----         ----        ----         ----     ----------
                                              RMB         RMB          RMB         RMB          RMB        US$(1)
                                                           (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
IFRS BALANCE SHEET DATA (AT PERIOD END):
  Working capital (excluding due from
    and due to Parent Company)...........   1,463,073   1,581,054    1,592,040   1,935,979    2,076,207     250,145
  Due from Parent Company................      80,604      29,499       39,374           -            -           -
  Due to Parent Company..................          -           -            -      37,230       24,617       2,966
  Fixed assets...........................   7,074,907   7,031,040    6,798,280   6,952,878    6,973,279     840,154
  Leasehold land payments................     695,231     673,746      656,998     652,083      636,379      76,672
  Total assets...........................  10,917,564  10,997,216   11,257,594  11,073,953   11,409,051   1,374,584
  Equity.................................  10,020,683  10,120,623   10,244,151  10,322,358   10,420,574   1,255,491

  Share capital, issued and outstanding,
    RMB1.00 per value,
       domestic shares - 2,904,250,000...   2,904,250   2,904,250    2,904,250   2,904,250    2,904,250     349,910
       H shares - 1,431,300,000..........   1,431,300   1,431,300    1,431,300   1,431,300    1,431,300     172,446

IFRS CASH FLOW STATEMENT DATA:
  Net cash provided by operating
    activities...........................     729,189     886,016    1,157,177     798,449    1,236,579     148,985
  Net cash provided by/(used in)
    investing activities.................    (458,087)   (430,425)     251,003    (375,469)  (1,000,639)   (120,559)
  Net cash provided by/(used in)
    financing activities.................    (520,453)   (420,137)    (360,643)   (433,666)    (469,044)    (56,511)
  Purchase of fixed assets and payment
    for construction-in-progress.........     564,759     551,508      553,337     339,208      310,179      37,371
  Dividends paid to shareholders of the
    Company..............................     520,266     419,957      356,490     433,561      455,009      54,820

OTHER IFRS DATA:
  Railroad transportation operating
      income.............................     489,519     532,657      625,343     560,731      629,657      75,862
  Other businesses operating income......      29,886      21,454       (2,846)      1,982          516          62

CERTAIN US GAAP DATA
  Operating income.......................     519,405     554,111      622,497     562,713      630,173      75,925
  Net income.............................     533,248     574,654      598,242     544,528      600,250      72,320
  Earnings per share(3)..................        0.12        0.13         0.14        0.13         0.14       0.017
  Earnings per ADS.......................        6.15        6.63         6.90        6.28         6.92       0.834
  Equity.................................   8,951,259   9,092,358    9,257,045   9,368,018    9,499,000   1,144,458
  Fixed assets...........................   5,816,762   5,821,317    5,636,979   5,830,125    5,889,074     709,527

-----------------
(1) Translation of amounts from renminbi, or RMB, into United States dollars, or US$, for the convenience of the reader has been made at the noon buying rate on December 31, 2004 of US$1.00 = RMB8.30. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate on December 31, 2004 or on any other date.

(2) To better conform to "International Accounting Standards (IAS) 18 -- Revenue", our revenues stated in this annual report are stated before the deduction of business tax, although our revenues as presented in previously filed annual reports were stated after the deduction of business tax.

(3) The calculation of earnings per share is based on the net profit for the period attributable to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the year.

      We derive a majority of our revenue and incur most of our expenses in renminbi. In addition, we maintain our books and records in renminbi and our financial statements are prepared and expressed in renminbi. Solely for the convenience of the reader, this annual report contains translations of certain renminbi amounts into U.S. dollars and vice versa at RMB8.30 = US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. These translations should not be construed as representations that the renminbi amounts could have been or could be converted into U.S. dollars at such rate or at all.

      The noon buying rates for renminbi in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB
8.30 = US$1.00 on June 17, 2005.

      The following table sets forth information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the renminbi, expressed in renminbi per U.S. dollar, for the periods indicated:

                                                                        NOON BUYING RATE
                                                    -------------------------------------------------------
                 PERIOD                             AVERAGE (1)               HIGH                    LOW
                 ------                             -----------               ----                   ------
                                                                   (RENMINBI PER U.S. DOLLAR)
2000.....................................             8.2784                 8.2799                  8.2768
2001.....................................             8.2770                 8.2786                  8.2676
2002.....................................             8.2766                 8.2800                  8.2700
2003.....................................             8.2771                 8.2800                  8.2765
2004.....................................             8.2768                 8.2774                  8.2764
January 2005.............................             8.2765                 8.2765                  8.2765
February 2005............................             8.2765                 8.2765                  8.2765
March 2005...............................             8.2765                 8.2765                  8.2765
April 2005...............................             8.2765                 8.2765                  8.2765
May 2005.................................             8.2765                 8.2765                  8.2765
June 2005 (through June17)...............             8.2765                 8.2765                  8.2765

---------------
(1) The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

DIVIDENDS

      On March 17, 2005, our board of directors approved a final dividend of RMB0.11 per share to our shareholders for the year ended December 31, 2004.

      In accordance with our articles of associations, dividends for our domestic shares will be paid in renminbi while dividends for our H shares will be calculated in renminbi and paid in Hong Kong dollars. The exchange rate will be based on the average of the closing exchange rates for renminbi to Hong Kong dollars as announced by the People's Bank of China during the calendar week preceding the date on which the dividend is to be distributed. Dividends paid on our H shares for the year ended December 31, 2004 were converted at a rate of RMB1.00 = HK$0.94.

ITEM 3B. CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

ITEM 3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

ITEM 3D. RISK FACTORS

RISKS RELATING TO OUR BUSINESS

   WE FACE INCREASING COMPETITION, WHICH MAY ADVERSELY AFFECT OUR BUSINESS GROWTH AND RESULTS OF OPERATIONS.

      Our passenger and freight transportation businesses face intense competition from other means of road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, frequency of service, service quality, and safety. In addition, as the PRC government lifts its restrictions and control over foreign investments in China following China's entry into the World Trade Organization, or the WTO, for example, by allowing foreign participation and investment in railway operations, we may lose the monopoly status we currently enjoy in our service territory. Furthermore, the completion of the Wuhan-Guangzhou express railway, which is under construction, and the proposed high-speed Guangzhou-Shenzhen-Hong Kong express railway, may further increase the competition we face. Increased competition against us may adversely affect our revenues and results of operations. "See Item 4B. Business Overview--Competition" for additional information regarding our competition.

      ANY SIGNIFICANT DECREASE IN THE OVERALL LEVELS OF BUSINESS, INDUSTRIAL, MANUFACTURING AND TOURISM ACTIVITIES WITHIN THE PEARL RIVER DELTA REGION AND ELSEWHERE IN CHINA, WILL HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES AND RESULTS OF OPERATIONS.

      The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as a natural disaster or a recurrence of the SARS epidemic, will have a material adverse effect on our revenues and results of operations. Following China's accession to the WTO, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which will adversely affect our freight transportation business.

      CHANGES IN FREIGHT COMPOSITION IN OUR FREIGHT TRANSPORTATION BUSINESS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

      Historically, our freight transportation revenue was derived mainly from the transportation of high-volume products, such as coal, iron ore, oil and steel, in which our railroad transportation services have an advantage over road transportation services, such as truck operators. As infrastructure and technology in the PRC improves, there is an increasing demand for more advanced technological products, such as computer components, which tend to be smaller and lighter. As many new technology products are compact and can be shipped by road or air, we face significant competition in the transportation of such low-volume, high-value products. Changes in freight composition will affect the usage volume and pricing of our freight transportation services and may adversely affect our results of operations.

      OUR RAILROADS CONNECT WITH THE RAILROADS OF OTHER OPERATORS AND ANY DISRUPTION IN THE OPERATION OF THOSE RAILROADS, OR OUR COOPERATION WITH OTHER OPERATORS, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATIONS.

      Our railroads are an integral part of the PRC national railway network. Our railroads connect with the Beijing-Guangzhou line in the north, the Shenzhen-Kowloon rail line in the south, the Guangzhou-Maoming rail line in the west, and the Guangzhou-Meizhou-Shantou rail line in the east, all of which are owned and operated by other operators. See "Item 4A. History and Development of the Company - Service Territory" for additional information. Our train services use these other railroads to carry passengers and freight to locations outside of our service territory. The performance of our domestic long distance trains services and our Hong Kong through trains depends on the smooth operation of these railroads and our cooperation with the operators of these railroads. Any disruption in the operation of these railroads, or our cooperation with any one of these railroad operators, for any reason could have a material adverse effect on our business and results of operations.

      ANY MATERIAL ADVERSE CHANGE TO OUR PREFERENTIAL INCOME TAX STATUS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

      As a company located in the Shenzhen Special Economic Zone, we enjoy a preferential income tax rate of 15%, rather than the 33% income tax rate generally applicable to domestic companies in the PRC. Any material adverse change to our preferential income tax status could have a material adverse effect on our results of operations.

      ANY CHANGES IN OUR RIGHT TO OWN AND OPERATE OUR BUSINESS AND ASSETS, OUR RIGHT TO PROFIT AND OUR RIGHT OF ASSET DISPOSAL AS PREVIOUSLY GRANTED BY THE MOR AND THE SATE COUNCIL OF THE PRC MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

      We were granted certain rights by the MOR and the State Council of the PRC, or the State Council, with respect to certain aspects of our railroad businesses and operations, and also received legal clarification and confirmation of our asset ownership, corporate powers and relationships with service providers and other entities in the national railway system, in connection with our restructuring. These rights include the right to own and operate our business and assets, the right to profit and the right of asset disposal. Although these rights were granted to us indefinitely, we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulation or that other railway operators will not be granted similar rights within our service region. If another railway operator is granted similar rights within our service region, the level of competition we face will increase significantly.

      WE ARE CONTROLLED BY GUANGZHOU RAILWAY (GROUP) COMPANY, WHICH HAS INTERESTS THAT MAY CONFLICT WITH THE BEST INTERESTS OF OUR OTHER SHAREHOLDERS.

      Guangzhou Railway (Group) Company, or GRGC, owns approximately 67% of our issued share capital. This ownership percentage enables GRGC to elect our entire board of directors without the concurrence of any of our other shareholders. Accordingly, GRGC is in a position to: (1) control our policies, management and affairs; (2) subject to applicable PRC laws and regulations and provisions of our articles of association, determine the timing and amount of dividend payments and adopt amendments to certain of the provisions of our articles of association; and (3) otherwise determine the outcome of most corporate actions and, subject to the requirements of the HKSE Listing Rules, cause us to effect corporate transactions without the approval of minority shareholders.

      GRGC's interests may sometimes conflict with those of some or all of our minority shareholders. We cannot assure you that GRGC, as the controlling shareholder, will always vote its shares in a way that benefits our minority shareholders. In addition to its relationship with us as our controlling shareholder, GRGC by itself or through its affiliates, such as Yang Cheng Railway Company, GEDC, and Guang Mei Shan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services to us may conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates over the past three years have been conducted on open, fair and competitive commercial terms. However, we have only limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See "Item 4B. Business Overview -- Suppliers and Service Providers" and "Item 7B. Related Party Transactions" for additional information regarding the services provided to us by our Parent Company and its subsidiaries.

      WE HAVE VERY LIMITED INSURANCE COVERAGE.

      We do not maintain any insurance coverage against third party liabilities. In addition, we do not maintain any insurance coverage for most of our property, for business interruption nor for environmental damage arising from accidents that occur in the course of our operations. As a result, we have to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our results of operations and financial condition.

      WE COULD INCUR SIGNIFICANT COSTS FOR VIOLATIONS OF APPLICABLE ENVIRONMENTAL LAWS AND REGULATION.

      Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, disposal of waste and noise control. Environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. We may be required to incur significant expenses to remediate any violation of any violation of applicable environmental law and regulation.

RISKS RELATING TO OUR PROPOSED ACQUISITION AND A SHARE ISSUE

      On November 15, 2004, we entered into an assets purchase agreement, or the Acquisition Agreement, with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets, or the Acquisition. In order to finance such acquisition, we have applied to the relevant PRC authorities for approval to allot no more than 2.75 billion A shares to be listed in China, or the A Share Issue. The proposed amount of the issuance represents approximately 63.43% of our existing issued share capital and approximately 38.81% of our issued share capital as enlarged by the issuance of A shares. Upon completion of the A Share Issue, our Parent Company will own approximately 41% of our issued and outstanding common shares, all of which are A shares, while institutional and public shareholders will own approximately 59% of our issued and outstanding common shares, including A shares, H shares and ADSs. See "ITEM 5. Operating and Financial Review and Prospects--Overview--Proposed Issue of A
Shares, Very Substantial Acquisition and Continuing Connected Transactions" for additional information.

      OUR PROPOSED ACQUISITION MAY NOT BE COMPLETED, AND A FAILURE TO COMPLETE THIS TRANSACTION MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

      The proposed Acquisition is conditioned upon the fulfillment of the following conditions:

            - the formal approvals of relevant authorities or bodies in relation to the A Share Issue have been obtained;

            - the A Share Issue has been completed and an amount of not less than 65% of the consideration for the Acquisition has been raised;

            - the approvals of relevant government bodies responsible for the supervision and management of state-owned assets in relation to Yangcheng Railway Company's proposal on disposal of its state-owned assets have been obtained; and

            - the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi has been obtained.

      Except for the second condition listed above, which can be waived by us, none of the above conditions can be waived. If the above conditions are not fulfilled by November 15, 2006, the Acquisition Agreement will lapse and no party to the Acquisition Agreement will have any liability thereunder. We cannot assure you that the relevant PRC authorities would approve our proposed A Share Issue nor that we would be able to raise proceeds amounting to not less than 65% of the consideration for the Acquisition from such offering. Failure to complete the proposed Acquisition may have a material adverse effect on our business and operations.

      WE CANNOT ASSURE YOU THAT THE PROPOSED ACQUISITION, IF CONSUMMATED, WILL BENEFIT OUR BUSINESS AND RESULTS OF OPERATIONS AS WE EXPECTED.

      We cannot assure you that the proposed Acquisition, if consummated, will benefit our business and results of operations as we expect. Upon completion of the proposed Acquisition, our railway will be extended from 147 kilometers to
481.2 kilometers. The proposed Acquisition will result in greater administrative burdens and operating costs and, to the extent financed with debt, additional interest costs. We cannot assure you that we will be able to mange or integrate the acquired business successfully. The process of combining the business and railway related assets of Yangcheng Railway Company into our operation may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

            -     loss of key employees or customers of the acquired business;

            - possible inconsistencies in standards, controls, procedures and policies between us and acquired business and the need to implement company-wide financial, accounting, information and other systems;

            - failure to maintain the quality of services that we have historically provided;

            -     the need to coordinate geographically diverse organizations;
                  and

            - the diversion of management's attention from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.

      These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancement and other benefits that we currently expect to result from the acquisition and the integration and may cause material adverse short- and long-term effects on our operating results and financial conditions.

      GRGC MAY LOSE ITS CONTROLLING SHAREHOLDER STATUS, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

      Upon completion of the proposed A Share Issue, GRGC's interests in our issued and outstanding common shares will decrease from 67% to no less than 41%. As a result, GRGC may lose its controlling shareholder status and may not be able to control our board of directors. Our current directors are all appointed by our GRGC. Change in our board of directors and related changes in our management may have a material adverse effect in our business and results of operations.

RISKS RELATING TO THE RAILWAY TRANSPORTATION INDUSTRY IN CHINA

      EXTENSIVE GOVERNMENT REGULATION OF THE RAILWAY TRANSPORTATION INDUSTRY MAY LIMIT OUR FLEXIBILITY IN RESPONDING TO MARKET CONDITIONS, COMPETITION OR CHANGES IN OUR COST STRUCTURE.

      We are subject to extensive PRC laws and regulations relating to the railway transportation industry. The MOR and other Chinese governmental authorities regulate pricing, speed, train routes, new railway construction projects, and foreign investment in the railway transportation industry. Any significant change in the relevant regulations of the PRC government is likely to have a material impact on our business and results of operations. In addition, our ability to respond to changes in our market conditions may be limited by those regulations set by the MOR and other Chinese governmental authorities.

RISKS RELATING TO THE PEOPLE'S REPUBLIC OF CHINA

      Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

      CHINA'S ECONOMIC, POLITICAL AND SOCIAL CONDITIONS, AS WELL AS GOVERNMENT POLICIES, COULD AFFECT OUR BUSINESS.

      As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government's economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government's economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. Although the PRC government is expected to continue its reforms, many of its economic and monetary policies are still being developed and refined. We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.

      GOVERNMENT CONTROL OF CURRENCY CONVERSION MAY ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS.

      Our books and records are maintained and our financial statements are prepared and presented in renminbi, which is not a freely convertible currency. All foreign exchange transactions involving renminbi must be transacted through banks and other institutions authorised by the People's Bank of China, or PBOC. The PBOC sets the exchange rates for renminbi in foreign exchange transactions. We receive substantially all of our revenues in renminbi. We need to convert a portion of our revenues into other currencies to meet our foreign currency obligations such as payment of dividends on our H shares and overseas equipment purchases. In addition, the existing foreign exchange limitations under PRC law could affect our ability to obtain foreign currencies through debt financing, or to obtain foreign currencies for capital expenditures or for distribution of dividends on our H shares.

      FLUCTUATION OF THE RENMINBI COULD MATERIALLY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      The value of the renminbi fluctuates and is subject to changes in China's political and economic conditions. Since 1994, the conversion of renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. We receive our revenues from through train services in Hong Kong dollars and receive other revenues in renminbi. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars, of our net assets, earnings and any declared dividends payable on our H shares in foreign currency terms. Our financial condition and results of operations may also be affected by changes in the value of certain currencies other than the renminbi, in which our obligations are denominated. In particular, a devaluation of the renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations. For further information on our foreign exchange risks and certain exchange rates, see "Item 3A. Selected Financial Data -- Exchange Rate Information" and "ITEM 11. Quantitative and Qualitative Disclosure About Market Risk -- Foreign Exchange Rate Risk." We cannot assure you that any future movements in the exchange rate of renminbi against the United Sates dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

      THE PRC LEGAL SYSTEM HAS INHERENT UNCERTAINTIES THAT COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO YOU.

      As PRC laws and regulations dealing with business and economic matters are relatively new and still evolving, and because of the limited volume of published judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these law and regulations involve some uncertainty. In addition, because the PRC Company Law is different in certain important aspects from company laws in Hong Kong, United States and other common law countries and regions and because the PRC securities laws are still at an early state of development, you may not enjoy shareholder protections to which you may be entitled in Hong Kong, the United States or other jurisdictions.

      ANY FUTURE OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME OR SIMILAR ADVERSE PUBLIC HEALTH DEVELOPMENTS IN MAINLAND CHINA MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      In late 2002 and the first half of 2003, mainland China and certain other countries and regions experienced an outbreak of severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, new individual cases of SARS have been reported after that in China and other countries and regions in Asia. Any future outbreak of SARS or similar adverse public health developments, such as Avian Flu, may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, we cannot assure you that any future outbreak of SARS or similar adverse public health developments would not have a material adverse effect on our financial condition and results of operations.

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

      We operate the sole railroad, 147 kilometers long, between Guangzhou, the capital city of Guangdong Province, and Shenzhen, one of the original special economic zones of the PRC. The Guangzhou to Shenzhen railroad, which includes one regular speed rail line and two high speed rail lines, is an important component of the transportation infrastructure of southern China, and we are a leading provider of passenger and freight transportation services on the Guangzhou-Shenzhen route. Our railroad connects with the railroad from Shenzhen to Hong Kong, and we operate jointly with Kowloon-Canton Railway Corporation, or the KCR, passenger train services between Hong Kong and Guangzhou.

      Our railroad is an integral part of the PRC national railroad system, with links to the other parts of the national railroad system as well as local railroad systems in southern China, including the Beijing-Guangzhou, Beijing-Jiujiang, Guangzhou-Maoming, Pinghu-Nantou, Pinghu-Yantian, and Kowloon-Guangzhou lines. Moreover, our railroad connects with the Huangpu and Xinsha ports in Guangzhou, and with the Yantian, Shekou, Chiwan and Mawan ports in Shenzhen. We are well equipped with various freight facilities and can effectively satisfy a wide range of different customer needs, including the transportation of whole and partial carload cargo, containers, special and regular cargo. We believe that railway transportation offers many advantages compared to other types of transportation in transporting medium and long-distance freight from southern China to other inland regions within mainland China.

      Our railroad system is currently one of the most modern railroads in the PRC. It is equipped with state-of-the-art equipment and facilities, including high-speed electric trains. Several aspects of our technical performance have reached or are approaching international standards. Ours is one of the few rail lines in the PRC that operate high-speed passenger trains with speeds up to 200 kilometers per hour.

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

      In 1984, to exploit the rapid growth in the Pearl River Delta, the Guangshen Railway Company, our predecessor, was formed pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Administration. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, a second line was completed. In 1991, Guangshen Railway Company began the construction of a high-speed rail line and purchased high-speed locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 or more kilometers per hour. Guangshen Railway Company high-speed line was the first of its kind in China. Commercial operation of the high-speed trains commenced in December 1994.

      We were established as a joint stock limited company on March 6, 1996 following the restructuring that was carried out to reorganize the railroad assets and related businesses of Guangshen Railway Company and certain of its subsidiaries. As part of the restructuring, 2,904,250,000 state legal person shares, par value RMB1.00 per share of Guangshen Railway were issued to our Parent Company, a state-owned enterprise under the MOR of the PRC. Under PRC law, these state legal person shares are deemed to be domestic shares which may be owned by or transferred to PRC entities or persons only.

      We completed our initial public offering in May 1996. In this offering, we issued a total of 1,431,300,000 class H ordinary shares, par value RMB1.00 per share, or H shares. Our H shares are listed for trading on the Stock Exchange of Hong Kong Limited and our American depositary shares, or ADSs, each representing 50 H shares, are listed for trading on the New York Stock Exchange. As of December 31, 2004, approximately 67% of our issued and outstanding common shares were owned by our Parent Company, and the remaining 33% were owned by public shareholders. The Parent Company currently owns all of our issued and outstanding domestic shares. Our public shareholders own only H shares or ADSs, which may not be purchased or owned by domestic investors in the PRC.

      GEDC, a state-owned enterprise established in the restructuring undertaken in connection with our initial public offering, assumed the operations and assets of the Guangshen Railway Company that were not transferred to us in the restructuring, such as employee housing, hospitals, schools and public security, and provides related services to us on a contractual basis since the 1996 restructuring. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under the contractual arrangements made upon our restructuring.

      Since April 1, 1996, we have been able to set our own prices for our high-speed train services and to charge a premium over average national prices for our other passenger and freight train services. See "Item 4B. Regulatory Overview - Pricing" for a more detailed description of our pricing scheme.

SERVICE TERRITORY

      Our rail line traverses the Pearl River Delta, an area which benefited early from the PRC economic reform policies that began in late 1970s. Throughout the 1980s and early 1990s, the economy of the Pearl River Delta, fueled by foreign investments, grew rapidly. It is currently one of the most affluent and fastest growing areas in China.

      As of December 31, 2004, there were 26 stations situated on our rail line, providing passenger and freight transportation services for cities, towns and ports situated between Guangzhou and Shenzhen in the Guangzhou-Shenzhen corridor and Hong Kong (which we service in conjunction with the KCR). In addition to our Hong Kong passenger through train services in conjunction with the KCR, we also allow Hong Kong-bound freight trains of KCR to use our Guangzhou-Shenzhen railroad.

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

      Westbound. Our line connects with the Guangzhou-Maoming rail line operated by Sanmao Railway Company, a joint venture railroad of our Parent Company and the Guangdong provincial government that runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China.

      Eastbound. Our rail line intersects at Dongguan with the Guangzhou-Meizhou-Shantou rail line operated by Guangmeishan Railway Company, a company jointly established by our Parent Company, the Guangdong provincial government and other public investors. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong.

      At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally services three ports located in western Shenzhen -- Shekou, Chiwan and Mawan -- and the other, Pingyan Railway, services Yantian port, an international deepwater port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to utilize our services on a long-term basis.

ITEM 4B. BUSINESS OVERVIEW

BUSINESS OPERATIONS

      Our principal businesses are railroad passenger and freight transportation, which generated 94.5% of our total revenues and 99.9% of our total operating income in 2004. In 2004, passenger transportation accounted for 74.4% of our total revenues, while freight transportation accounted for 20.1%. Our other businesses, which include the sale of food, beverages and merchandise aboard trains and in stations, accounted for 5.5% of our total revenues.

      In 2004, due to continuous and rapid growth in the PRC economy, the expansion of regional economic cooperation in the Pearl River Delta and its adjacent areas, the gradual implementation of CEPA and the implementation of the "Relaxed Individual Travel" program for PRC tourists from the mainland to Hong Kong and Macau, there was strong demand for passenger and freight transportation services in our service region, which provided us with excellent development opportunities.

      In 2004, our total revenues were RMB3,038.1 million, representing an increase of 23.1% from RMB2,468.2 million in 2003. Our revenues from passenger transportation service, freight transportation service and other businesses were RMB2,259.7 million, RMB611.8 million and RMB166.7 million respectively, accounting for approximately 74.4%, 20.1% and 5.5%, respectively, of our total revenues in 2004. In 2004, our profit attributable to shareholders was RMB567.5 million, representing an increase of 10.9% from RMB511.8 million in 2003.

      The table below summarizes our railroad transportation revenues and volumes of traffic in each of the five years ended December 31, 2004:

                                                                       YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------
                                                      2000          2001         2002        2003        2004
                                                    --------      --------     --------    --------    --------
PASSENGER TRANSPORTATION
Total passenger revenues(1) (RMB millions).....     1,278.21      1,471.90     1,903.78    1,790.20    2,259.67
Total passengers (millions)....................        34.95         38.84        39.78       37.86       46.01
Revenues(1) per passenger (RMB)(2).............        36.57         37.90        47.86       47.28       49.11
Total passenger-kilometers (millions)..........      3,051.7       3,257.9      3,453.2     3,295.5     4,200.2
Revenues(1) per passenger-kilometer (RMB)(3)...         0.42          0.45         0.55        0.54        0.54
FREIGHT TRANSPORTATION
Total freight revenues(1) (RMB millions).......       567.18        585.62       530.78      526.38      611.81
Total freight tons (millions)..................        28.73         29.01        27.58       27.58       34.20
Revenues(1) per ton (RMB)(4)...................        19.74         20.19        19.25       19.08       17.89
Total ton-kilometers (millions)................      2,071.6       2,082.5      1,926.0     1,978.9     2,489.5
Revenues(1) per ton-kilometer (RMB)(5).........         0.27          0.28         0.28        0.27        0.25

-------------
(1) To better conform to "International Accounting Standards (IAS) 18 -- Revenue", our revenues stated in this annual report are stated before the deduction of business tax, although our revenues as presented in previously filed annual reports were stated after the deduction of business tax.

(2) Revenues per passenger is calculated by dividing total passenger revenue by total passengers. Management believes that revenues per passenger is a useful measure for assessing the revenue levels of our passenger transportation business.

(3) Revenues per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenues per passenger is a useful measure for assessing the revenue levels of our passenger transportation business.

(4) Revenues per tons is calculated by dividing total freight revenue by total freight tons. Management believes that revenues per tons is a useful measure for assessing the revenue levels of our freight transportation business.

(5) Revenues per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenues per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

      On November 15, 2004, we entered into an assets purchase agreement with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets. In order to finance such acquisition, we have applied to the relevant PRC authorities for approval to allot no more than 2.75 billion A shares to be listed in China. The proposed amount of the issuance represents approximately 63.43% of our existing issued share capital and approximately 38.81% of our issued share capital as enlarged by the issuance of A shares. Under PRC law, these A shares will be deemed to be domestic shares which may be owned by or transferred to PRC entities or persons only. Upon completion of the proposed issue of 2.75 billion A shares, our Parent Company will own approximately 41% of our issued and outstanding common shares, all of which are A shares, while institutional and public shareholders will own approximately 59% of our issued and outstanding common shares, including A shares, H shares and ADSs. See "ITEM 5. Operating and Financial Review and Prospects--Overview--Proposed Issue of A Shares, Very Substantial
Acquisition and Continuing Connected Transactions" for additional information.

PASSENGER TRANSPORTATION

      Passenger transportation is our largest business segment, and accounted for 74.4% of our total revenues, and 78.7% of our railroad transportation revenues, in 2004. Our passenger train services can be categorized as follows:

      - intercity high-speed express trains and regular-speed passenger trains between Guangzhou and Shenzhen;

      -     through trains between Hong Kong and Guangzhou; and

      -     domestic long-distance trains.

      As of December 31, 2004, we operated 117 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points) of which:

      - 64 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen (eight of which are standby, which means that such trains will only operate from Friday to Monday);

      - two pairs were regular-speed passenger trains operating between Guangzhou and Shenzhen;

      - 13 pairs were Hong Kong through-trains (including 11 pair of Hong Kong through-trains, one pair of through-train between Zhaoqing and Kowloon, and one through train that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line); and

      - 38 pairs were domestic long-distance passenger trains (including two pairs of long-distance passenger trains between Shenzhen and Yueyang and between Shenzhen and Beijing, respectively, and 36 pairs of domestic long-distance trains, operated by other operators but passed-through, originated or terminated on our Guangzhou-Shenzhen railroad).

      The table below sets out passenger revenues and volumes for our Hong Kong through trains and domestic trains in each of 2002, 2003 and 2004:

                                       PASSENGER REVENUES(1)          PASSENGER VOLUME          REVENUE(1) PER PASSENGER
                                     ------------------------       ---------------------       ------------------------
                                      2002     2003     2004        2002     2003    2004        2002     2003     2004
                                     -----     ----     -----       ----     ----    ----       -----     ----    ------
                                           (UNAUDITED)                     (UNAUDITED)                 (UNAUDITED)
                                          (RMB MILLIONS)                   (MILLIONS)                (RMB MILLIONS)
Guangzhou-Shenzhen Trains........... 1,005.8    913.4  1,152.5      17.3     16.0    20.3        58.1     57.0     56.9
Hong Kong through trains............   344.0    322.4    436.9       2.2      2.0     2.9       156.4    160.0    151.2
Long-distance trains ...............   554.0    554.4    670.3      20.3     19.8    22.9        27.3     28.0     29.3
Combined passenger operations....... 1,903.8  1,790.2  2,259.7      39.8     37.9    46.0        47.8     47.3     49.1

-------------
(1) To better conform to "International Accounting Standards (IAS) 18 -- Revenue", our revenues stated in this annual report are stated before the deduction of business tax, although our revenues as presented in previously filed annual reports were stated after the deduction of business tax.

      Guangzhou-Shenzhen Trains. In 2004, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed most to our railroad passenger transportation revenues.

      We divide our regular-speed train services and high-speed train services into different types based on the number of stops made by the train and the class of seating. Our train fares are determined on the basis of the types of services and the transportation distance.

      The number of passengers travelling on our Guangzhou-Shenzhen trains increased by 26.5% from 16.0 million in 2003 to 20.3 million in 2004. The number of passengers travelling on our high-speed passenger trains between Guangzhou and Shenzhen increased by 29.4% from 15.2 million in 2003 to 19.6 million in 2004; while the number of passengers travelling on our regular-speed passenger trains between Guangzhou and Shenzhen decreased by 25.4% from 0.9 million in 2003 to 0.6 million in 2004. The revenues from our Guangzhou-Shenzhen trains increased by 26.2% from RMB913.4 million in 2003 to RMB1,152.5 million in 2004.

      Through-Trains. We currently operate jointly with the KCR 11 pairs of high-speed through trains between Hong Kong and Guangzhou. We provide the trains and personnel for eight pairs of these train services, which KCR provide for three pairs. The through train services beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai are provided by Guangzhou Railway (Group) Company, Beijing Railway Administration and Shanghai Railway Administration. Revenues from these through trains on the Guangzhou-Hong Kong section are shared between KCR and us, in proportion to our track mileage for the through train services, with 81.2% accruing to us and 18.8% to KCR. In addition, we share all related costs with KCR at the same rate for the through train services.

      Most of the passengers taking our Hong Kong through trains are from Hong Kong, Macau, Taiwan and foreign countries, and many are business travellers. As a result of the prices for our Hong Kong through train services, which are higher than the prices charged for our domestic train services, these through train services produce higher per-passenger revenues than our other passenger train services.

      In 2004, approximately 2.9 million passengers travelled on the Hong Kong through trains, representing an increase of 43.4% from approximately 2.0 million in 2003. Our revenue from the operation of the Hong Kong through trains for 2004 was RMB436.9 million, representing a 35.6% increase from RMB322.3 million for 2003.

      Domestic Long-distance Trains. As of December 31, 2004, we operated on a daily basis 38 pairs of domestic long-distance passenger trains on our rail line to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Liaoning, Shanxi, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Guangxi and Shandong Provinces as well as cities to the north, such as Shanghai, Beijing and Tianjin. Since April 20, 2004, we have been operating a new "five fixed" (fixed location, fixed line, fixed time, fixed price and fixed schedule) train service from Shenzhen to Chengdu. In 2004, the number of passengers travelling on our long-distance trains were 22.9 million, representing an increase of 15.3% from 19.8 million in 2003. Revenues from our long-distance trains increased by 20.9% from RMB554.4 million in 2003 to RMB670.2 million in 2004.

      High-Speed Trains. As of December 31, 2004, we operated on average a total of 64 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen daily. Our high-speed trains are capable of running at 160 to 200 kilometers per hour, 33% to 67% faster than our regular-speed trains, which typically run at 120 kilometers per hour.

      Our fleet of high-speed electric trains currently consists of one X-2000 high-speed passenger train, and eight leased, domestically-made "Blue Arrow" high-speed electric trains known in China as "Xin Shi Su," . The X-2000 train is an electric tilting train built in Sweden that can travel at speeds of up to 200 kilometers per hour.

      MAJOR STATIONS. The following are the major train stations owned and operated by us as of December 31, 2004:

      Guangzhou East Station. Our Guangzhou East Station services our train services between Guangzhou and Shenzhen and between Guangzhou and Hong Kong and provides a hub for long-distance trains to different locations within China. Our Guangzhou East Station is connected to Lines 1 and 2 of the Guangzhou municipal subway. We believe that this connection has boosted and, with the anticipated operation of Line 3 of the subway system in the near future, will continue to promote, our passenger transportation business. As of December 31, 2004, the Guangzhou East Station handled on a daily basis 11 pairs of Hong Kong through trains, 66 pairs of Guangzhou-Shenzhen trains, 12 pairs of long-distance passenger trains between the Guangzhou East Station and other locations in China, including Beijing, Shanghai, Jiujiang, Shantou, Bengbu, Tianjin, Taiyuan, Nanchang, Wuhan, Yingtan, Harbin, Xiangfan, Qingdao, Xiamen, Shenyang and Macheng, and 17 pairs of passenger trains passing through the Guangzhou East Station. In 2004, the number of passengers travelling from Guangdong East Station was 12.3 million, while the number of passengers arriving at Guangdong East Station was 11.2 million.

      Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Kowloon and Zhaoqing. As of December 31, 2004, this station handled on a daily basis the transfer service for eight pairs of domestic long-distance passenger trains, 28 pairs of Guangzhou-Shenzhen high-speed passenger trains and two pairs of Guangzhou-Shenzhen regular-speed trains. Dongguan municipality is an area that has received substantial foreign investment. In 2004, the number of passengers travelling from Dongguan Station was 2.7 million, while the number of passengers arriving at Dongguan Station was 3.2 million.

      Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line. As this station is connected to the Shenzhen's subway system, which commenced operations on December 28, 2004, we believe that it will have a high utilization rate. In 2002, we introduced China's first computerized ticket hall in our Shenzhen Station. As of December 31, 2004, our Shenzhen Station handled on a daily basis 66 pairs of Guangzhou-Shenzhen passenger trains (including eight backup pairs) and 18 pairs of domestic long-distance passenger trains between Shenzhen and other locations in China, including Beijing, Changsha, Shaoguan, Wuchang, Meizhou, Shantou, Maoming East, Huangchuan, Zhengzhou, Fuzhou, Hankou, Shenyang, Huaihua and Jinjiang. In 2004, the number of passengers travelling from Shenzhen Station was 13.4 million, while the number of passengers arriving at Shenzhen Station was 13.0 million.

FREIGHT TRANSPORTATION

      Revenue from our freight transportation accounted for 20.1% of our total revenues and 21.3% of our railroad transportation revenues in 2004. Our principal market for freight is domestic long-haul freight, originating and/or terminating outside the Guangzhou-Shenzhen corridor.

      The majority of the freight we transport is high-volume, medium- to long-distance freight received from and/or transferred to other rail lines. Only a small percentage of the freight we transport both originates and terminates in the Guangzhou-Shenzhen corridor. We classify our freight business into three categories:

      - inbound freight, which is primarily freight bound for the Pearl River Delta region unloaded at freight stations and spur lines connected to ports on our rail line or in Hong Kong;

      - outbound freight, which is primarily northbound freight loaded at our train stations and spur lines connected to ports on our rail line or in Hong Kong; and

      - pass-through freight, which refers to freight that travels on our rail line, but which do not originate or terminate from our rail line.

      The total tonnage of freight we transported in 2004 was 34.2 million tonnes, representing an increase of 24.0% from 27.6 million tonnes in 2003. Revenues from freight transportation business in 2004 were RMB611.8 million, representing an increase of 16.2% from RMB526.4 million in 2003. Our outbound freight revenues increased by 28.8% in 2004, while our inbound freight revenues increased by 20.6% in 2004.

      We serve a broad customer base and ship a wide range of goods in our freight transportation business. We are not dependent upon any particular customers or industries.

      Freight Composition. We transport a broad range of goods, which can generally be classified as follows: construction materials, energy products, food products, chemicals, manufactured goods, containers and other goods. The majority of our inbound freight consists of raw materials and essential production inputs for manufacturing, industrial and construction activities, while the majority of our outbound freight consists of imported mineral ores as well as coal and goods produced or processed within our service territory, for customers throughout China and abroad.

      The following table shows the composition of our freight volume by percentage for the three years ended December 31, 2004 (based on tons transported).

                                           OUTBOUND FREIGHT                   INBOUND (AND PASS-THROUGH) FREIGHT
                              ------------------------------------------      -----------------------------------
                                 2002            2003             2004         2002          2003            2004
                              ---------          ----            -------      -----          ----            ----
                              AS A PERCENTAGE OF TOTAL OUTBOUND  FREIGHT        AS A PERCENTAGE OF TOTAL INBOUND
                                                                                  (AND PASS-THROUGH) FREIGHT
Construction materials.......     33%             30%               23%         39%           37%             44%
Energy products..............     32%             43%               50%         14%           14%             12%
Food products................      6%              4%                5%         21%           21%             20%
Chemicals....................      7%              6%                4%         10%            9%             10%
Manufactured goods...........      7%              4%                2%          5%            3%              3%
Containers...................     12%             10%               12%          7%            8%              8%
Other goods..................      3%              3%                4%          4%            8%              3%
                                 ---             ---               ---         ---           ---             ---
Total........................    100%            100%              100%        100%          100%            100%
                                 ===             ===               ===         ===           ===             ===

      Freight Yards, Container Yards and Warehouses. We own freight yards, container yards and warehouses, most of which are located at our Shenzhen North, Xiayuan, Huangpu, Zhangmutou, Dongguan, Shipai, Jishan, Pinghu South and Guangzhou East Stations. Of the freight yards that we own and operate, three handled freight exceeding 1.0 million tons in 2004. Our freight yard at Huangpu Station handled approximately 2.8 million tons, while Xiayuan Station handled approximately 6.7 million tons and Shenzhen North Station handled approximately
1.6 million tons, respectively, in 2004. In 2004, revenues from the operation of our warehouses (including loading and unloading charges) and miscellaneous items amounted to RMB175.3 million, which accounted for 28.6% of our freight revenues for the year.

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

      Revenues from our other businesses in 2004 were RMB166.7 million, representing an increase of 9.9% from RMB151.6 million in 2003. Such increase was mainly due to the increase in passenger volume, which led to an increase in of revenues from sales of goods, food and beverages in our train stations and on board our trains.

      The table below sets out the revenues for our other businesses, by categories of activity, in each of 2002, 2003 and 2004:

                                                                                     AS A PERCENTAGE OF TOTAL
                                                        REVENUES(1)              REVENUES(1) FROM OTHER BUSINESSES
                                             -------------------------------     ---------------------------------
                                              2002        2003         2004      2002           2003          2004
                                             -----        -----        -----     ----           ----          ----
                                                        (UNAUDITED)                          (UNAUDITED)
                                                     (RMB MILLIONS)
On-board and station sales.............       43.1         39.2         48.5       26%            26%           29%
Station services.......................       46.2         41.6         45.2       28%            28%           27%
Tourism, advertising and others........       77.0         70.8         73.0       46%            46%           44%
                                             -----        -----        -----     ----           ----          ----
    Total..............................      166.3        151.6        166.7      100%           100%          100%
                                             =====        =====        =====     ====           ====          ====

----------
(1) To better conform to "International Accounting Standards (IAS) 18 -- Revenue", our revenues stated in this annual report are stated before the deduction of business tax, although our revenues as presented in previously filed annual reports were stated after the deduction of business tax.

SEASONALITY OF OUR RAILWAY TRANSPORTATION BUSINESS

      We do not experience any significant seasonality in our businesses. Historically, the first quarter of each year typically contributes the highest portion of our annual revenues, mainly because it coincides with the Spring Festival holidays when the Chinese people customarily travel from all over the country back to their hometowns. In addition, the New Year holidays, the Labour Day holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand and increase the fares of our passenger trains.

SALES

PASSENGER TRANSPORTATION

      Our passenger tickets are currently sold primarily at ticket counters located in our train stations. Additionally, our tickets are sold in Hong Kong and major cities in the Guangdong Province through ticket agents, travel agents and hotels, at our usual prices plus nominal commissions. Substantially all of our ticket sales are made in cash.

      On January 1, 2001, the MOR implemented a new settlement method for passenger transportation. This settlement method stipulates that all revenues from passenger train services (including revenues generated from luggage and parcel services) are considered passenger transportation revenues and belongs to the railway administration that operates that train. The railway administration in turn pays other railway administrations fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. This change in settlement method did not have a material impact on our passenger transportation revenues.

      The implementation of the settlement method in 2001 changed the settlement of our revenues from all of our long-distance passenger train services, other than the Beijing-Hong Kong and Shanghai-Hong Kong trains. Since the implementation of this settlement method in 2001, the railway administrations operating the long-distance train services affected by the new settlement method pay us the following fees: (1) revenues from ticket prices that are higher than the PRC national railway standards due to our special pricing standards; and (2) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. The settlement method implemented in 2001 did not affect the settlement of our revenues from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong through trains.

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

FREIGHT TRANSPORTATION

      Generally, we collect payment for our freight service directly from our customers. For inbound freight, we collect transportation fees incurred on our line from the receiving party prior to the release of the freight. For outbound freight, we collect the total transportation fees from the dispatching party, retain the portion allocated to us and remit the remainder to the other railroad operators on a monthly basis either directly or through a national settlement procedure administered by the MOR. These collection procedures also apply to freight transported to or from Hong Kong. Substantially all payments for inbound and outbound freight are settled in cash.

      For pass-through freight, payments are collected at the originating stations, and allocated portions for the use of our rail line are remitted to us through the national settlement procedure administered by the MOR. We generally receive such funds within a month after the service is provided.

      Freight customers in the Guangzhou-Shenzhen area deal directly with us or use shipping agents. In general, freight cars must be booked as part of the national ordering process which requires the booking to be made approximately one month in advance. As a practical matter, we have been able to meet demands for outbound freight transportation services on a shorter notice.

      In January 2005, the MOR modified the settlement method on the income from railway freight transportation. Pursuant to the new settlement methods, starting from January 1, 2005, all freight transportation fees relating to post parcels and luggage, containers and special goods shall be collected by Zhongtie Parcels Courier Company Limited, Zhongtie Container Transportation Company Limited and Zhongtie Special Goods Transportation Company Limited, or collectively the Professional Transportation Companies. The Professional Transportation Companies shall pay railway usage fees to relevant railway companies, including us. Prior to January 1, 2005, we charged freight transportation fees for these post parcels and luggage based on the categories of goods and distance of transportation; while after January 1, 2005, we collect railway usage fees from the Professional Transportation Companies. Although the modifications in the settlement method will change our structure of freight transportation income, we believe that the modifications will not affect our revenues from freight transportation significantly.

COMPETITION

      We are the sole railway service provider on the Guangzhou-Shenzhen corridor; therefore, we do not face any direct competition from other railway service providers within our service territory. However, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area, where our railroad connects with the Beijing-Guangzhou Line, and in the Dongguan area, where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We also face competition from the providers of a variety of other means of transportation within our service region.

      With respect to passenger transportation, we face competition from bus services, which are conveniently available between Guangzhou and Hong Kong and between Guangzhou and Shenzhen. Bus fares are lower than the fares for our high-speed passenger train services. Furthermore, buses can offer added convenience to passengers by departing from or arriving at locations outside their central terminals, such as hotels. However, train services generally offer greater speed, safety and reliability than bus services. In addition, since the implementation of our "As-Frequent-As-Buses" Train Project in October 2001, our high-speed train services and through train services have enabled us to compete more effectively with bus operators in terms of speed and frequency. We also compete to a lesser extent with commercial air and sea hovercraft passenger transportation services operating between Guangzhou and Hong Kong.

      With respect to freight transportation, we face significant competition from trucks transportation in the medium- and short-distance freight transportation market as the expressway and highway networks in our service region and neighboring areas have increasingly improved. By comparison, in the long-distance freight transportation market, we offer many advantages compared to truck transportation due to the higher cost of truck transportation, susceptibility of truck transportation to traffic conditions and a scarcity of heavy duty trucks. Our freight transportation also compete with water transportation. Although water transportation is competitive in terms of price, we believe that water transportation subjects goods to greater risks of loss and damage due to the multiple handling processes required. In addition, our freight transportation is more competitive in terms of speed compared to water transportation. As air freight is very expensive, we consider that market to be very different from the ones in which we compete. Most long-distance freight in China is still transported by rail.

EQUIPMENT, TRACKS AND MAINTENANCE

      As of December 31, 2004, we owned 12 diesel high-speed locomotives, five high-speed electric locomotives, 18 shunting locomotives, one high-speed electric passenger train, 84 semi-high-speed passenger coaches, 41 regular-speed passenger coaches and 112 long-distance express passenger train coaches.

      The freight cars we use are all leased from the MOR, to which we pay uniform rental fees and depreciation fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2002, 2003 and 2004 were approximately RMB57.3 million, RMB58.9 million and RMB65.5 million, respectively.

      From September 2000, we began to lease eight "Blue Arrow" high-speed electric train-sets from Guangzhou Zhongche Railway Rolling Stock Sales and Service Company Limited, or Guangzhou Zhongche, to facilitate the development of our "As-Frequent-As-Buses" Train Project. We paid the lessor RMB104.2 million, RMB104.2 million and RMB103.2 million in 2002, 2003 and 2004, respectively, under the lease. This lease agreement is due to expire in March 2006. We plan to purchase new high-speed electric train-sets in 2005. We will decide whether to renew the lease agreement with Zhongche based on the progress of our plans to purchase new trains. We did not purchase or lease any new material equipment in 2004.

      Our repair and maintenance facility, located near our Shipai passenger vehicle maintenance facility near Guangzhou East Station, services the high-speed passenger coaches and locomotives we own or lease. This facility currently performs general maintenance and routine repairs on our equipment. Major repairs and overhauls are performed by manufacturers or qualified railway administrations or plants.

      We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last seven years, and are maintained and upgraded on an ongoing basis as required. In 2002, we replaced 27 sets of wooden movable center switches with 19 sets of cement movable center switches to improve safety and stability. In 2003, we replaced a whole section of steel rail amounting to 38 kilometers, 29 sets of wooden moveable center switches with 23 sets of cement moveable center switches, 1042 meters of separate steel bars and 1926 pieces of separate wooden crossties to sustain safety and stability of our railway. In 2004, we replaced 77 kilometers of heavily worn-out tracks and upgraded 88 kilometers of electrified catenary network. In addition to that, we upgraded some power projects in the Shenzhen North Station to accommodate changes to our train routes and speed acceleration projects.

SUPPLIERS AND SERVICE PROVIDERS

      We purchase our coaches and locomotives, as well as most other railway equipment, directly from China Northern Locomotive & Rolling Stock Industry (Group) Corporation, China Southern Locomotive & Rolling Stock Industry (Group) Corporation and China Railway Materials and Supplies Corporation, all of which are also state-owned enterprises. We may also purchase equipment from foreign vendors or other domestic suppliers. We are not materially dependent upon any overseas suppliers.

      We lease from our Parent Company locomotives and rolling stock that are used in our transportation operations. Our Parent Company also services these locomotives and rolling stock under contracts which stipulate fees based on a cost plus profit formula. The profit portion is fixed for a 10-year term of the relevant contract at 8% of costs. Costs include all actual costs related to providing and servicing the locomotives and rolling stock. Because such costs are affected by inflation, we are subject to inflationary risks in connection with our payment obligations under these contracts. Our Parent Company and some of its subsidiaries, such as Yangcheng Railway Company and Guangmeishan Railway Company, have similar agreements with us to provide services and assistance with respect to our railroad operations. In addition, GEDC provides medical and health care services, public security, education and housing for our employees and their families under a contract and in exchange for fee payments. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under the contractual arrangements made upon our restructuring. In 2004, the total amount of these payments we made to our Parent Company and its subsidiaries accounted for 6.62% of our railroad business operating costs for the year. See " Item 7B. Related Party Transactions."

      Under the Rules Governing the Listing of Securities on the Hong Kong Exchange, or the HKSE Listing Rules, transactions between us and our connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Stock Exchange of Hong Kong. Under certain waivers granted by the Stock Exchange of Hong Kong in connection with our original listing of H shares in May 1996, our independent non-executive directors review and certify annually that these contracts are entered into on normal commercial terms that are fair and reasonable to us. The above transactions are exempted from the strict compliance of the requirements under the HKSE Listing Rules in relation to connected transactions, subject to certain conditions set forth in the waiver letter issued by the Stock Exchange of Hong Kong.

      The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2003 and 2004, we paid approximately RMB89.9 million and RMB106.9 million, respectively, in electricity charges.

      Our five largest customers accounted for less than 30% of our revenue and our five largest suppliers accounted for less than 30% of our purchases in 2004.

REGULATORY OVERVIEW

      As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations. We are also subject to industry regulation by the MOR within the overall framework of the PRC national railway system.

NATIONAL RAILWAY SYSTEM

      Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. State-owned railroads are invested by the central government of the PRC and are managed directly by the MOR. The state-owned railway system comprises over 70% of all rail lines, including all trunk lines. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. The state-owned railway system operates as a nationwide integrated system under the supervision and management of the MOR. Although the MOR does not operate other railroads, it provides guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR's responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system.

      Prior to March 18, 2005, the MOR divided the national railway system into 15 regions, each overseen and operated by a separate railway administration, or group companies. Ten of these 15 administrations were further subdivided on a geographical basis into 41 railway sub-administrations, or general companies. On March 18, 2005, the MOR issued a notice under which all general companies were dissolved and three new group companies were established. As a result, the number of group companies increased to 18. Group companies are directly responsible for the coordination and supervision of operations carried out by train stations.

TRANSPORT OPERATIONS

      The transport operations of the PRC national railway system are organized under the centralized control and management of the MOR. In order to promote efficient utilization of the railroad network nationwide, the MOR directly manages and coordinates traffic flow on national trunk lines and through any connection points, where two rail lines operated by different companies connect to each other, in the system. Based on route capacity, available equipment and national priorities, the MOR allocates to the 18 group companies authority to make routings on trunk lines, allocates numbers and types of freight cars to the group companies and specifies requirements to dispatch empty freight cars to designated locations in order to facilitate freight car circulation within the national railway system. Within the allocations set by the MOR, each group companies manages and coordinates traffic within its own jurisdiction.

      Our passenger and freight operations that involve long-distance routing beyond our own lines, such as the routing of freight trains to Shanghai, are conducted, in general, pursuant to quota allocations from our Parent Company based on the quota allocations our Parent Company received from the MOR. The plans and schedules for our passenger and freight services that are conducted solely on our own lines are determined by ourselves; while our passenger and freight services that run beyond our own lines are subject to overall planning and scheduling of our Parent Company and/ or the MOR.

      Since March 1996, the MOR and our Parent Company have accorded us substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet consumer demand. On October 21, 2004, we successfully launched our "As-Frequent-As-Buses" Train Project, which provides intercity express train services. As of December 31, 2004, the total number of intercity express trains running daily between Guangzhou and Shenzhen increased from 63 pairs in 2003 to 64 pairs, while the total number of regular speed passenger trains was reduced from three pairs in 2003 to two pairs. We currently have 38 pairs of long-distance trains and 13 pairs of through trains.

      Where our service runs beyond our own line, clearance by and coordination with our Parent Company is necessary. To the extent that we operate long-distance services beyond our Parent Company's jurisdiction, they are subject to coordination and clearance by the MOR. In addition, in order to enable our Parent Company and the MOR to allocate freight cars and control traffic going through connection points, we are required to provide our Parent Company with prior written notice, on a monthly basis, of the number and types of freight cars we will require, as well as the number of our freight trains that will go through particular connection points. Furthermore, we must still carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR or our Parent Company. Revenues from military and diplomatic transport generally account for less than 1% of our total transportation revenues. Emergency aid transport is required only during periods of rare natural disasters declared by the PRC government, and is provided free of charge.

PRICING

      In general, the MOR is responsible for preparing a proposal for the baseline pricing standards for the nationwide railway system with respect to freight and passenger transportation. Such proposed pricing standards will take effect after being approved by and/or filed with relevant PRC government authorities.

      Pursuant to relevant approvals from the MOR and other relevant PRC government authorities, we have broad discretion to adjust and determine our service price. With respect to our freight transportation services within our own lines, we may set our prices within a range between 50% to 150% of national price levels. With respect to our passenger transportation services, we may set the prices for our regular speed Guangzhou-Shenzhen trains within a range between 25% to 225% of national price levels, and may freely determine the prices for our high-speed express trains between Guangzhou and Shenzhen. In addition, we set the prices for our Hong Kong through trains in consultation with KCR, our business partner.

ENVIRONMENTAL PROTECTION

      We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have six wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use. We pay regular fees to local authorities for the discharge of waste substances. In 2004, our environmental protection-related expenses were approximately RMB 0.49 million.

INSURANCE

      Pursuant to applicable PRC regulations, we are liable for the compensation to passengers for body injury arising from accidents to the limit of RMB 60,000/person, including transportation business liability compensation amounting to RMB 40,000/person. With respect to loss of or damage to baggage, parcels and freight, our customers may elect to purchase insurance administered by the Ministry of Railways for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB15 for each kilogram of damaged baggage and/or parcels. Similarly, freight transport customers who elect not to purchase insurance may recover up to RMB2,000 for each ton of damaged freight if insured by weight.

      We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will have to cover losses and damages out of our own pockets.

      We maintain retirement insurances and medical insurances for our employees in accordance with applicable insurance laws and regulations in Guangzhou and Shenzhen, as applicable. In addition, we have taken out work-related personal injury insurance policies and child-bearing insurances for our employees.

ITEM 4C. ORGANIZATIONAL STRUCTURE

      The following table lists the significant subsidiaries of Guangshen Railway Company Limited as of June 15, 2005:

                                                                      COUNTRY OF          PERCENTAGE OF INTEREST
                           NAME                                     INCORPORATION       HELD BY GUANGSHEN RAILWAY
-----------------------------------------------------------         -------------       -------------------------
DIRECTLY HELD BY THE COMPANY

Guangzhou East Station Dongqun Trade and Commerce Service                 PRC                      100%
   Company
Shenzhen Fu Yuan Enterprise Development Company                           PRC                      100%
Shenzhen Guangshen Railway Civil Engineering Company                      PRC                      100%
Shenzhen Guangshen Railway Travel Service Ltd.                            PRC                      100%
Shenzhen Jian Kai Trade Company                                           PRC                      100%
Shenzhen Jing Ming Industrial & Commercial Company Limited                PRC                      100%
Shenzhen Railway Station Travel Service Company(i)                        PRC                       75%
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and
   Unloading Company                                                      PRC                       55%
Dongguan Changsheng Enterprise Company                                    PRC                       51%
Shenzhen Guangshen Railway Electric Section Service Limited               PRC                      100%
Shenzhen Railway Station Passenger Services Company Limited               PRC                      100%

INDIRECTLY HELD BY THE COMPANY

Shenzhen Nantie Construction Supervision Company                          PRC                      100%
Shenzhen Guangshen Railway Economic and Trade Enterprise
   Company                                                                PRC                      100%
Shenzhen Railway Property Management Company Limited                      PRC                      100%
Shenzhen Yuezheng Enterprise Company Limited                              PRC                      100%
Shenzhen Road Multi-modal Transportation Company Limited                  PRC                       60%

----------
(i)   Sino-foreign co-operative joint ventures.

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

      For additional information regarding our property, plant and equipment, see "Item 4B. Business Overview-Equipment and Track Maintenance" and Note 13 to our audited financial statements included elsewhere in this annual report.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with our consolidated financial statements contained elsewhere in this annual report. The revenues provided in this part are set out the deduction of business tax. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain material respects from United States Generally Accepted Accounting Principles. For a discussion of the differences that affect Guangshen Railway, see Note 31 to our audited consolidated financial statements.

OVERVIEW

      Our principal businesses are railroad passenger and freight transportation between Guangzhou and Shenzhen and certain long-distance passenger transportation services. We also operate the Hong Kong through trains under a cooperative arrangement with the KCR in Hong Kong. Our key strategic focus in recent years has been the provision of high-speed passenger train services in the Guangzhou-Shenzhen corridor. In addition to our core railroad transportation business, we also engage in other businesses that complement our core businesses, including on-board and station sales, restaurant services, as well as advertising and tourism.

      In 2004, there was a significant increase in both passenger travel and freight transportation in our service region due to (i) continuing economic growth in the PRC, including in the Guangdong Province and Hong Kong, (ii) the ongoing implementation of CEPA, (iii) the implementation of the "Relaxed Individual Travel" program for PRC tourists from the mainland to Hong Kong and Macau and (iv) our continuous improvement in our "As-Frequent-As-Buses" train services and seasonable increase, in our train stops and service frequency. Our results of operations for the full year achieved overall growth from 2003.

      For the year ended December 31, 2004, our total revenues were RMB3,038.1 million, profit attributable to shareholders was RMB567.5 million, and earnings per share were RMB0.13. Railroad business revenues accounted for 93.6%, 93.9% and 94.5% of our total revenues in 2002, 2003 and 2004, respectively.

      Passenger transportation business is our most important business. In 2004, we continued to enhance the operation of the Guangzhou-Shenzhen high speed passenger trains and The Canton-Kowloon through trains, improve our transportation capacity, increase the operation of standby trains during holidays, increase the frequency of stopping at intermediary stations, refurbish our passenger stations for the convenience of passengers, and enhance our service quality to attract more passengers. In 2004, the total number of passengers was 46.0 million, representing an increase of 21.5% from 2003; passenger transportation revenues were RMB2,259.7 million, representing an increase of 26.2% from 2003.

      During 2004, our freight transportation business achieved overall growth due to (i) a substantial increase in demand for fuel and raw materials as a result of significant growth in the PRC economy, (ii) an increase in overall demand for transportation services, (iii) the Chinese government's large-scale crackdown on oversize and overloaded trucks on highways, (iv) the implementation of the New Road Traffic Safety Law, (v) the enhanced marketing measures in our freight transportation business, and (vi) the increase in our transportation capacity. We transported a total of 34.2 million tonnes of freight in 2004, representing an increase of 24.0% from 2003. Freight transportation revenues in 2004 were RMB611.8 million, representing an increase of 16.2% compared to 2003.

      Revenues from our other businesses were RMB166.7 million in 2004, representing an increase of 9.9% from 2003.

      In 2004, in order to enhance the management of our contracts, we implemented the Measures of Contract Management. Pursuant to certain amendments to the HKSE Listing Rules and in accordance with the relevant requirements of the U.S. Sarbanes-Oxley Act of 2002, we amended our Audit Committee Charter. To regulate the corporate actions and professional ethics of our senior management, we adopted the Code of Ethics for the Senior officers. To meet applicable securities regulations in the PRC relating to our proposed application for the issuance of A shares, we amended certain articles in our Articles of Association, and formulated the Working Regulations for Independent Directors, the Decision Making System Concerning Connected Transactions, and the System for Shareholders' General Meeting System. Such amendments and rules will take effect if the proposed issuance and listing of our A shares are completed.

PROPOSED ISSUE OF A SHARES, VERY SUBSTANTIAL ACQUISITION AND CONTINUING CONNECTED TRANSACTIONS

      On November 15, 2004, we entered into the Acquisition Agreement with Yangcheng Railway Company for the acquisition by us of the railway transportation business between Guangzhou and Pingshi, a city on the border between Guangdong Province and Hunan Province, currently operated by Yangcheng Railway Company and the assets and liabilities relating to such business. The consideration of the Acquisition will be RMB10,264,120,700, subject to certain adjustments stipulated in the Acquisition Agreement. In order to finance the Acquisition, we intend to issue and allot up to 2.75 billion A shares and use the proceeds from the A Share Issue to pay the consideration of the Acquisition. We have submitted relevant application documents to relevant authorities for approval of the A Share Issue. Pursuant to the HKSE Listing Rules, the Acquisition constitutes a very substantial acquisition. As Yangcheng Railway Company is a wholly-owned subsidiary of our Parent Company, the Acquisition also constitutes a connected transaction. In anticipation of the A Share Issue and the Acquisition, we entered into various agreements with each of Yangcheng Railway Company and our Parent Company in respect of certain continuing connected transactions. Such agreements will take effect upon the completion of the Acquisition and will thereafter replace all existing connected transaction agreements relating to the same categories of transactions.

      We made an announcement in respect of the above matters on November 15, 2004 and also sent a circular to our shareholders on December 5, 2004. The circular contained details relating to the A Share Issue, the proposed amendments to the Articles of Association, the Acquisition and the continuing connected transactions, a letter from our independent board committee to our independent shareholders containing their recommendation, and a letter from our independent financial adviser to our independent board committee and our independent shareholders containing its advice, etc. We held our domestic shareholders' class meeting, H shares shareholders' class meeting and extraordinary general meeting on December 30, 2004 to approve related matters. We submitted our application proposal relating to the A Share Issue to the China Securities Regulatory Commission, or CSRC, on December 31, 2004.

      The Acquisition Agreement is conditioned upon the fulfillment of, among other things, the following conditions:

      1. the formal approvals of relevant authorities or bodies in relation to the A Share Issue have been obtained;

      2. the A Share Issue has been completed and an amount of not less than 65% of the consideration of the Acquisition has been raised;

      3. the approvals of relevant government bodies responsible for the supervision and management of state-owned assets in relation to Yangcheng Railway Company's proposal on disposal of its state-owned assets have been obtained; and

      4. the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi has been obtained.

      Save for the condition numbered 2 above, which can be waived by us, none of the above conditions can be waived. If the above conditions are not fulfilled within two years from the date of signing of the Acquisition Agreement, November 15, 2004, the Acquisition Agreement will lapse and no party will have any liability thereunder. In the event that any party rescinds the Acquisition Agreement for whatever reason after the A Share Issue has been completed, we will retain the proceeds from the A Share Issue as general working capital. See
Exhibit 4.1 to this report for additional information.

      As of the date of this report, none of the above conditions have been fulfilled or waived. It is difficult to estimate when the A Share Issue will be completed as it is subject to the market conditions and policies of the CSRC.

ITEM 5A.  RESULTS OF OPERATIONS

PRINCIPAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS

      Economic Development in the Pearl River Delta Region and the PRC. Our passenger transportation services on the trains between Guangzhou and Shenzhen contribute the majority of our passenger transportation revenue. Accordingly our results of operations relating to passenger transportation are closely and directly affected by the performance of our passenger transportation services between Guangzhou and Shenzhen, which is influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and mainland China, affects the number of business people travelling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service.

      Economic Cooperation between Hong Kong and Mainland China. The second most important source of our passenger transportation revenue is the through trains services between Shenzhen and Hong Kong. As the prices for our Hong Kong through trains are higher than the prices charged for our domestic train services, these through trains services produce higher per-passenger revenues than our other passenger train services. Most of our passengers taking our Hong Kong through trains are from Hong Kong and Macau, and many are business travellers. The economic cooperation between Hong Kong and mainland China affects the number of our through train passengers and will impact our results of operations.

      Competitive Pressure from other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other means of transportation, such as the automobile, bus, ferry and airplane services. For example, the fast growth in the number of privately owned vehicles and a higher penetration of bus services affect the number of train passengers travelling short distances; and any significant decrease in the air transportation prices affects the number of train passengers travelling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight air transportation services. The Chinese government's large-scale crackdown on oversize and overloaded trucks on highways and the implementation of the New Road Traffic Safety Law in 2004 led to the increase of the cost in the truck transportation and thus enhanced our competitiveness.

      PRC Policies. We enjoy certain preferential policies granted by the PRC government. For example, as a company located in the Shenzhen Special Economic Zone, we enjoy a preferential income tax rate of 15%, rather than the 33% income tax rate generally applicable to domestic companies in the PRC. In addition, we are allowed to be more flexible in setting the price for both the passenger transportation and the freight transportation as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will impact our results of operations.

REVENUES

      In 2004, our total revenues were RMB3,038.1 million, representing an increase of 23.1% from RMB2,468.2 million in 2003. Revenues from our passenger transportation service, our freight transportation service and our other businesses accounted for 74.4%, 20.1% and 5.5%, respectively, of our total revenues in 2004. Revenues from our passenger transportation service and our freight transportation service accounted for 78.7% and 21.3%, respectively, of our revenues from our railroad transportation businesses in 2004.

      Passenger transportation service. Passenger transportation remains our most important business. As of December 31, 2004, we operated 117 pairs of passenger trains daily, representing an increase of five pairs from the number in operation as of December 31, 2003. There were 64 pairs of high-speed passenger trains between Guangzhou and Shenzhen, representing an increase of one pair compared to 2003; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen, representing a decrease of one pair compared to 2003; 13 pairs of Hong Kong Through Trains, representing an increase of two pairs and 38 pairs of long-distance passenger trains, an increase of three pairs compared to 2003.

      In 2004, our total number of passengers was 46.0 million, representing an increase of 21.5% from 37.9 million in 2003. Our revenue from passenger transportation was RMB2,259.7 million, representing an increase of 26.2% from RMB1,790.2 million in 2003.

      The following table sets forth our revenues from passenger transportation and the number of our passengers for the three years ended December 31, 2004:

                                                            YEAR ENDED DECEMBER 31,       CHANGE IN 2004 FROM
                                                      ----------------------------------  -------------------
                                                        2002          2003       2004             2003
                                                      ---------     ---------  ---------          ----
Revenue from passenger
    transportation (RMB thousands)............        1,903,782     1,790,204  2,259,671          26.2%
Total passengers (thousands)..................           39,776        37,861     46,012          21.5%
Revenue per passenger (RMB)...................            47.86         47.28      49.11           3.9%
Total passenger-kilometers (millions).........         3,453.20      3,295.50    4,200.2          27.5%
Revenue per passenger-kilometer (RMB).........             0.55          0.54       0.54             -

      In 2004, we made the following adjustments to the prices of our passenger transportation services: (1) during the Spring Festival, we adjusted the passenger fares of different classes of our long-distance domestic train services; and (2)during the New Year holidays, the Spring Festival holidays, the Labour Day holidays and the National Day holidays, we increased the fares of our high-speed passenger trains and regular-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip journey.

      Freight transportation. The total tonnage of freight transported by us in 2004 was 34.2 million tonnes, representing an increase of 24.0% from 27.6 million tonnes in 2003. In 2004, in order to attract more freight resources, we continued to offer price discounts for freight transportation of steel, coal, corn, beverage, container, rice and plastic as in 2003. Our revenues from freight transportation business were RMB611.8 million, representing an increase of 16.2% from RMB526.4 million in 2003.

  - In 2004, our outbound freight tonnage was 8.2 million tonnes, representing an increase of 27.5% from 6.5 million tonnes in 2003. Our outbound freight revenues were RMB113.4 million, representing an increase of 28.8% from RMB88.0 million in 2003. The increase in outbound freight tonnages in 2004 was mainly due to (i) the economic growth in mainland China which increased the demand for energy and raw materials, such as coal, ore and petroleum imports, etc, and in turn led to greater demand for freight transportation services; (ii) the severe crackdown on oversize and overloaded trucks on highways by the PRC government in 2004, and the implementation of the Road Traffic Safety Law, which led to an increase in the costs of road transportation; as a result, part of the freight previously transported by road shifted to railway transportation; (iii) the operation of additional container trains from Dongguan to Kowloon and the "5 fixed" (fixed locations, fixed line, fixed time, fixed price and fixed schedule) freight trains, from Pinghu South to Chengdu East and other locations led to a significant increase in the number of container transported by us; and (iv) the end of the SARS epidemic, which adversely affected the freight transportation business last year.

  - In 2004, our inbound and pass-through freight tonnages were 26.0 million tonnes, representing an increase of 22.9% from 21.1 million tonnes in 2003. Our inbound and pass-through freight revenues were RMB323.1 million in 2004, representing an increase of 20.6% from RMB267.8 million in 2003. The increase in inbound and pass-through freight tonnages was mainly due to (i) the rapid economic growth in the PRC, including the Pearl River Delta region, which created great demand for raw materials, such as steel and cement; (ii) the recovery of the Hong Kong economy, and the increased volume of Chinese exports, which led to a large increase in the demand for freight transportation; and (iii) the Chinese government's crackdown on oversize and overloaded trucks on highways, which led to a shift of part of truck freight to railway transportation.

  - In 2004, our revenues from storage, loading and unloading and other miscellaneous items were RMB175.3 million, representing an increase of 2.8% from RMB170.5 million in 2003. The increase was mainly due to the significant increase in the total tonnage of freight we transported, which offset the effects of certain downward adjustments of fares for some of our customers and some categories of freight, which we implemented to attract more business.

      The following table sets forth our revenues from freight transportation and the volumes of commodities we shipped for the three years ended December 31, 2004:

                                                          YEAR ENDED DECEMBER 31,        CHANGE IN 2004 FROM
                                                       ------------------------------    -------------------
                                                        2002         2003      2004             2003
                                                       -------      -------   -------           ----
Revenue(1) from freight transportation
      (RMB thousands)............................      530,776      526,382   611,807           16.2%
Total freight tons (thousands of tons)...........       27,583       27,584    34,199           24.0%
-Revenues from outbound freight transportation...       97,178       88,042   113,421           28.8%
-Revenues from inbound and
      pass-through transportation................      255,777      267,844   323,108           20.6%
-Revenues from storage, loading and unloading
       and other miscellaneous items.............      177,821      170,496   175,278            2.8%
Revenue(1) per ton (RMB).........................        19.24        19.08     17.89           (6.2%)
-Outbound freight tonnage........................        7,266        6,466     8,241           27.5%
-Inbound and pass-through freight tonnage........       20,317       21,118    29,958           22.9%
Total ton-kilometers (millions)..................      1,926.0      1,978.9   2,489.5           25.8%
Revenue(1) per ton-kilometer (RMB)...............         0.28         0.27      0.25           (7.4%)

      In 2004, we made the following adjustments to the prices of our freight transportation services: (1) in accordance with the slight increase in the national price levels for railway fright transportation, we increased the prices of our freight transportation services slightly; and (2) we offered certain price discounts to some categories of freight to maintain existing business and attract new freight business.

      Other Businesses. Our other businesses mainly consist of sales of goods and food, advertising and tourism services on board and in stations. Revenues from other businesses in 2004 were RMB166.7 million, representing an increase of 9.9% from RMB151.6 million in 2003. Such increase was mainly due to the increase in passenger volume, which in turn increased revenues from sales of goods, food and beverages in our train stations and on board our trains.

      The table below sets forth a breakdown of our revenues from the different categories of other businesses for the three years ended December 31, 2004:

                                                                            YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------------
                                                                  2002              2003               2004
                                                                 -------          -------             -------
                                                                               (RMB THOUSANDS)
On-board and station sales(1).............................        43,112           39,217              48,496
Station services(1).......................................        46,212           41,610              45,206
Tourism, advertising and others(1)........................        76,942           70,769              72,969
                                                                 -------          -------             -------
     Total(1).............................................       166,266          151,596             166,671
                                                                 =======          =======             =======

----------

(1) To better conform to "International Accounting Standards (IAS) 18 -- Revenue", our revenues stated in this annual report are stated before the deduction of business tax, although our revenues as presented in previously filed annual reports were stated after the deduction of business tax.

OPERATING EXPENSES

      In 2004, our total operating expenses were RMB2,408.0 million, representing an increase of 26.4% from RMB1,905.5 million in 2003. The following table sets forth, as a percentage of our railroad revenues, the principal operating expenses associated with our railroad businesses for 2002, 2003 and 2004:

                                                                        YEAR ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                  2002           2003           2004
                                                                -------         -------       -------
Railroad businesses revenues(1) (RMB millions)...............   2,434.6         2,316.6       2,871.5
Labor and benefits...........................................        15%             15%           17%
Equipment leases and services................................        18%             19%           16%
Materials and supplies.......................................         8%             10%            9%
Repair costs, excluding materials and supplies...............         4%              4%            8%
Depreciation (and amortization of leasehold land payments)...        16%             13%           12%
General and administrative expenses..........................         5%              6%            7%
Fee for social services......................................         2%              3%            3%
Others.......................................................         4%              5%            4%
Operating ratio(2)...........................................        73%             75%           78%
Railroad businesses operating margin.........................        27%             25%           22%

----------
(1) To better conform to "International Accounting Standards (IAS) 18 -- Revenue", our revenues stated in this annual report are stated before the deduction of business tax, although our revenues as presented in previously filed annual reports were stated after the deduction of business tax.

(2) Total railroad operating expenses as a percentage of railroad businesses revenues.

      Railway Operating Expenses. Our total railway operating expenses increased by 27.7% from RMB1,755.9 million in 2003 to RMB2,241.8 million in 2004, as follows:

      - Business tax. Our business tax in 2004 was RMB83.7 million, representing an increase of 76.0% from RMB47.6 million in 2003. The increase was mainly due to the substantial increase in revenues from passenger and freight transportation in 2004. In addition, we were granted an exemption from business tax on our revenue from passenger transportation between May 1, 2003 and September 30, 2003 due to a special measure implemented by the PRC government in 2003 as a result of the SARS epidemic, which significantly reduced our business tax in 2003.

      - Labor and benefits. In 2004, our labor and benefits expenses amounted to RMB492.6 million, representing an increase of 41.7% from RMB347.6 million in 2003. The increase was mainly due to the increase in our passenger and freight volume, which led to a corresponding increase in the number of our employees, and related salaries and welfare expenses. Our employees' salaries and welfare expenses were lower than usual in 2003 due to the decrease in the number of employees and the average salary of our employees resulted from the impact of the SARS epidemic.

      - Materials and supplies. Our materials and supplies expenses consist mainly of fuel, water and electricity expenses. In 2004, our materials and supplies expenses amounted to RMB245.5 million, representing an increase of 13.2% from RMB217.0 million in 2003. The increase was mainly due to: (i) increases in the prices of oil and electricity, which increased the costs of the fuels and electricity used by our locomotives and vehicles; and (ii) increased consumption of materials and supplies due to the operation of additional high-speed passenger trains between Guangzhou and Shenzhen, the Hong Kong through trains and additional passenger trains during the Spring Festival.

      - Depreciation. Our depreciation expenses of fixed assets increased by 15.3% from RMB290.0 million in 2003 to RMB334.5 million in 2004, mainly due to an increase in our fixed assets.

      - Repair. Our repair expenses increased by 141.3% from RMB89.6 million in 2003 to RMB216.3 million in 2004, primarily due to (i) the replacement of worn-out high-speed rails; (ii) an increase in the number of trains and vehicles that needed overhaul; and (iii) the further refurbishment of our Guangzhou East Station, our Shenzhen Station and a number of passenger stations along our line.

      - Equipment leases and services. Our expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2004, our expenses relating to equipment leases and services amounted to RMB452.2 million, representing an increase of 3.3% from RMB437.7 million in 2003. This was mainly due to the operation of additional high-speed passenger trains and Hong Kong through trains, and the operation of additional long-distance passenger trains during peak travel seasons, such as the Spring Festival holidays and Golden Week holidays, which resulted in an increase in railway line usage fees and train hauling fees. Leasing fees paid by us to the MOR for transportation trucks also increased due to the increase in the volume of freight we transported.

      - Social services. Our social services fees in 2004 were RMB84.6 million, representing an increase of 35.3% from RMB62.6 million in 2003. The increase was mainly due to the subsidies amounting to RMB
            12.19 million which was paid to GEDC pursuant to relevant PRC government policies when the hospitals and schools owned and operated by GEDC were transferred to local government in the second half of 2004. As a result, GEDC no longer provides any education and hospital services to us under the contractual arrangements made upon our restructuring.

      - General and administrative. Our general and administration expenses increased by 41.3% from RMB134.7 million in 2003 to RMB190.3 million in 2004. This was mainly due to: (i) the payment of medical insurance fees for all of our employees, and a one-time payment of medical insurance premium for our retired employees, in accordance with certain government policies implemented to reform the medical insurance system in the PRC; and (ii) an increase in our provision for bad debt associated with our deposit held by Zeng Cheng City Li Cheng Credit Cooperative, or Li Cheng, which was overdue and not recovered.

      - Other expenses. Our other expenses in 2004 were RMB126.3 million, representing an increase of 11.4% from RMB113.4 million in 2003. This was mainly due to an increase in communication services fees and various surcharges for production.

PROFIT FROM OPERATIONS

      Our profit from operations increased by 12.0% from RMB562.7 million in 2003 to RMB630.2 million in 2004 due to the increase in our total revenues.

TAXATION

      As we are registered and established in the Shenzhen Special Economic Zone, our railroad businesses are subject to income tax at a rate of 15%. According to relevant tax regulations, our other businesses and our subsidiaries are subject to income tax at the rate of either 15% or 33%, depending on the location of incorporation. In addition, a member of our subsidiaries engaged in other businesses are Sino-foreign joint ventures which are entitled to full exemption from the PRC income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years. Our income tax expense was RMB98.4 million in 2004, representing an effective tax rate of 14.8% (compared to 15.4% in 2003) and an increase of RMB5.0 million compared to RMB93.4 million in 2003.

NET PROFIT

      Our consolidated net profit increased by 10.9% from RMB511.8 million in 2003 to RMB567.5 million in 2004.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

REVENUES

      In 2003, our total revenues were RMB2,468.2 million, representing a decrease of 5.1% from RMB2,600.8 million in 2002. Revenues from our passenger transportation service, our freight transportation service and our other businesses accounted for 72.6%, 21.3% and 6.1% of our total revenues in 2003 respectively. Revenues from our passenger transportation service and our freight transportation service accounted for 77.3% and 22.7%, respectively, of our revenues from our railroad transportation businesses in 2003.

      Passenger transportation service. Due to the impact from the SARS epidemic, our revenues from passenger transportation declined during the first half of 2003. We operated more trains and increased the frequency of stopping at intermediary stations to attract more passengers following the end of the SARS epidemic. We also worked on the integrated refurbishment of our passenger stations, such as Guangzhou East Station, Shenzhen Station and Dongguan Station, to improve our public image. Furthermore, we expanded our ticket network by opening more ticket offices at Guangzhou Station and other stations along the Guangzhou-Shenzhen route. We also made slight adjustments to our fares during peak periods and took other steps to improve our service quality and enhance our market efforts. In 2003, the total number of our passengers was 37.9 million, representing a decrease of 4.8% when compared to that of 2002; our passenger transportation revenues were RMB1,790.2 million, representing a decrease of 6.0% from that of 2002.

      Freight transportation. During 2003, despite the impact from SARS on our freight transportation business and competition from other means of transportation such as highway and water transportation, we transported a total of 27.6 million tonnes of freight, representing an increase of 1,000 tonnes when compared to that of 2002. We believe that this increase resulted from our marketing efforts in our freight transportation business and our relationships with ports, mines and other corporates, which enabled us to maintain existing large volume freight and capture new freight transportation business. Our freight transportation revenues in 2003 were RMB526.4 million, representing a slight increase of 0.1% when compared to that of 2002.

  - Our outbound freight revenues decreased by 9.4% from RMB97.18 million in 2002 to RMB88.04 million in 2003. This decrease in outbound freight transportation revenue was mainly due to the influence of SARS, which led to a decrease in the supply of some categories of goods (such as aero-fuel etc.) that accounted for large proportions of our outbound freight. Improvements in the road and water transportation networks and the increasing number of Chinese ports opening to countries outside China also reduced the amount of freight transported by rail. Following the end of the SARS epidemic, we enhanced marketing efforts on our freight transportation business and offered discounts to certain major customers and some categories of freight to maintain existing and attract new freight business. Following the end of the SARS epidemic, the Chinese economy recovered rapidly and demands for energy and raw material increased significantly. Increased charges for water and road transportation also contributed partly to a recovery in railway freight transportation business. All of these factors reduced the overall decrease of our outbound freight business in 2003.

  - Our inbound and pass-through freight revenues increased by 4.7% from RMB255.8 million in 2002 to RMB267.8 million in 2003. This increase was mainly due to the growth in demand for railway transportation resulting from the growth of the PRC economy and increased charges for road and water transportation, which offset of the adverse influence of SARS in 2003. Furthermore, the completion of the construction of the second railway track between Beijing and Jiujiang led to a resumption of the inbound and pass-through freight previously interrupted by the construction.

  - Our revenues from storage, loading and unloading and other miscellaneous freight services decreased by 4.1% from RMB177.8 million in 2002 to RMB170.5 million in 2003. This decrease was mainly due to a decrease in outbound freight, the discounts that we offered to certain customers and for some categories of freight to enhance the competitiveness of our freight transportation services, and reduced charges for our storage, loading and unloading services.

      Other Businesses. Our other businesses mainly consist of sales of goods and food, advertising and tourism services on board our trains and in our stations. Our revenues from other businesses in 2003 were RMB151.6 million, representing a decrease of 8.8% from RMB166.3 million in 2002. This decrease was mainly due to a decrease in our passenger volume and in consumption by passengers on board our trains and in our stations due to the SARS epidemic. In addition, revenues from our leases and advertising decreased due to the refurbishment of our passenger stations such as Guangzhou East Station, Shenzhen Station and Dongguan Station.

OPERATING EXPENSES

      In 2003, our total operating expenses were RMB1,905.5 million, representing a decrease of 3.7% from RMB1,978.3 million in 2002.

      Railway Operating Expenses. Our total railway operating expenses decreased by 2.9% from RMB1,809.2 million in 2002 to RMB1,755.9 million in 2003, as follows:

      - Business Tax. Our business tax in 2003 was RMB47.6 million, representing a decrease of 35.6% from RMB73.9 million in 2002. The decrease was partly due to the decrease in revenues from passenger transportation in 2003 as a result of the impact of the SARS epidemic. In addition, we were granted an exemption from business tax on our revenue from passenger transportation between May 1, 2003 and September 30, 2003 due to a special measure implemented by the PRC government in 2003 as a result of the SARS epidemic, which significantly reduced our business tax in 2003.

      - Labor and benefits. In 2003, our labor and benefits expenses amounted to RMB347.6 million, representing a decrease of 7.0% from RMB373.8 million in 2002. This decrease in our labor and benefits expenses was mainly due to a decrease in the bonuses we pay based on our results of operations. The decrease in such bonuses also led to a decrease in the overall costs of our welfare benefits.

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

      - General and administrative. Our general and administration expenses were RMB134.7 million in 2003, representing an increase of 8.8% from RMB123.8 million in 2002. This increase was mainly due to a growth in payment for pensions. The pensions were calculated based on the aggregate amount of our employees' salaries for the previous year. As the aggregate amount of our employees' salaries in 2002 was higher than those in 2001, our expenses for pensions in 2003 increased.

      - Other expenses. In 2003, our other expenses amounted to RMB113.4 million, representing an increase of 11.9% from RMB101.3 million in 2002.

PROFIT FROM OPERATIONS

      Our profit from operations decreased by 9.6% from RMB622.5 million in 2002 to RMB562.7 million in 2003 due to a decrease in our total revenues.

TAXATION

      Our income tax expense was RMB93.3 million in 2003, representing an effective tax rate of 15.4% and a decrease of RMB11.0 million compared to RMB104.3 million in 2002. The main reason for the decrease is an exemption from business tax granted by the PRC government on our revenue from passenger transportation between May 1, 2003 and September 30, 2003 pursuant to a special measure implemented as a result of the SARS epidemic.

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

FIXED ASSETS

      The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use, and subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and an adjustment is made where there has been a material change. Repairs and maintenance are charged to our income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

      Estimation of the useful lives of assets that are long-lived as well as their salvage value requires significant management judgments. Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of 4% to 10% of cost, of each asset over its estimated useful life.

      Our management reassessed the estimated useful lives and depreciation rates of fixed assets periodically. The assessment was based on the experience and maintenance program established by our management and engineering personnel, current operations and potential changes in technology, personnel, estimated salvage value of the assets, and industry regulations. The estimated useful lives of our fixed assets are as follows:

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

CONTINGENCY

      An accrual for a loss contingency is established if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred or an asset has been impaired. Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise. The estimates of whether an accrual is necessary have been developed in consultation with outside counsel, based upon an analysis of potential results.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

      We had constructed and purchased new residential properties for our employees in the past to improve their living conditions. Under a housing benefit scheme implemented by the PRC government, we sold these residential properties to our employees at a price approved by the PRC government. For the purpose of preparing our consolidated financial statements for the year ended December 31, 2004, we estimated that our losses from the sales of completed staff quarters and the sales of premises under construction for which future services could be reasonably estimated was approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of our employees (15 years) from the time of such sales. During the year ended December 31, 2004, the amortization charged as deferred labour costs to our consolidated income statement was RMB15.1 million and the accumulated amortization amounted to RMB75.5 million.

      As of December 31, 2004, unamortized deferred losses, which were recorded as deferred staff costs on our balance sheet, were RMB150.9 million.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

      Our principal source of capital has been cash flow from operations, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

      We generated approximately RMB1,236.6 million of net cash flow from operating activities in 2004. Substantially all of our revenues were received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenues generated from other businesses were received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

      In 2004, other than operating expenses, our cash outflow mainly related to the following:

      - capital expenditures of approximately RMB326.5 million as described below, representing an increase of 6.7% from RMB306.0 million in 2003; and

      -     payment of dividends of approximately RMB455.0 million.

      Our capital expenditures for 2004 consisted primarily of the following projects:

      1.    expanding our Guangzhou-Shenzhen Line (Guangzhou to Pinghu link);

      2.    upgrading locomotives and passenger coaches;

      3. building a Technical Support and Maintenance Depot for Passenger Vehicles at Shenzhen North Station and a passenger station, station houses and ancillary facilities for long-distance passenger travel to Buji;

      4.    upgrading station rooms at Shilong Station;

      5. building station rooms and ancillary facilities and upgrading certain facilities at our Shenzhen Station;

      6.    partially renovating our Guangzhou East Station; and

      7.    building ancillary facilities at our Guangzhou East Station.

      Funds not required for immediate use are kept in short and medium-term investments and bank deposits. We had temporary cash investments of approximately RMB1,379.3 million and cash equivalents of RMB1,169.3 million as of December 31, 2004.

      As of December 31, 2004, we had an overdue time deposit in the amount of approximately RMB31.4 million held by Li Cheng, which we were unable to recover upon the expiry of the fixed deposit term in 1998. In March 1999, we instituted legal proceedings against Li Cheng to recover the deposit and the related interest. Under a court verdict dated October 12, 1999, Li Cheng was ordered to repay the deposit principal and the related interest to us. Li Cheng failed to comply with the court ruling, and we further applied to the court for compulsory enforcement of the court order. In July 2000, Li Cheng filed a court petition for winding up. On November 9, 2000, the court ordered the suspension of execution of the court ruling dated October 12 , 1999 during the winding-up of Li Cheng. On November 23, 2000, we applied to the Guangdong Provincial Government for an allocation of funds by the government to Li Cheng for the repayment of our deposit principal. The provincial government accepted our petition and requested the municipal government to follow up on our case. In 2002, we reclassified such amount from temporary cash investment to other receivables, and accounted for 50% provision pursuant to our management's estimates. The amount of the fixed deposit remains unpaid to date. Based on our management's estimates in 2004, we have made full provision for such amount in our audited consolidated financial statements.

      Except for such overdue time deposit, we have no other overdue time deposit that has not been repaid. We have not encountered any difficulty in withdrawing deposits. We have placed most of our deposits with other state-owned commercial banks in the PRC and the Railway Deposit-taking Centre.

      As of December 31, 2004, we did not have any bank loans or guarantees outstanding nor any trust deposits placed with any financial institutions in the PRC.

CASH FLOW

      Our cash and cash equivalents in 2004 decreased by approximately RMB233.1 million over 2003. The table below sets forth certain items in our consolidated cash flow statements for 2003 and 2004, and the percentage change in these items from 2003 to 2004.


                                                    YEAR ENDED DECEMBER 31,
                                                   -------------------------               CHANGE
                                                     2003           2004                 FROM 2003
                                                   --------       ----------             ---------
                                                        (RMB THOUSANDS)
Net cash generated from operating
     activities................................     798,449        1,236,579                 54.9%
Net cash from/(used in) investing activities...    (375,469)      (1,000,639)               166.5%
Net cash (used in) financing activities........    (433,666)        (469,044)                 8.2%
                                                   --------       ----------             --------
Net increase/(decrease) of cash and
     cash equivalents..........................     (10,686)        (233,104)              2081.4%
                                                   ========       ==========             ========

      Our principal source of capital was revenues generated from operating activities. In 2004, the net cash inflow from our operations was RMB1,236.6 million, representing an increase of RMB438.2 million from RMB798.4 million in 2003. The increase in net cash inflow from our operating activities was mainly due to the increase in revenues from our passenger and freight transportation businesses.

      Our working capital was mainly used for temporary cash investments, capital expenditures, operating expenses and payment of taxes and dividends. In 2004, our temporary cash investments increased by RMB751.9 million. Our expenses for the purchase of fixed assets and payments for construction-in-progress were RMB310.2 million. In addition, we paid RMB84.2 million for income taxes and approximately RMB455.0 million for dividends.

      We believe that we have sufficient working capital to meet our current operational and development requirements.

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

      We do not generally conduct our own research and development with respect to major capital projects. In the past, in connection with our high-speed train and electrification projects, our predecessor relied upon the engineering and technical services of various research and design institutes under the MOR. More recently, we conduct limited research and development activities in connection with the implementation of automated ticket sales, including the development of related computer software.

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

ITEM 5D. TREND INFORMATION

      The Pearl River Delta has been one of China's fastest growing economic regions. We believe that various factors, including the increasing economic cooperation within the Pearl River Delta region and its adjacent areas , the "Relaxed Individual Travel" program, the commencement of operation of the Shenzhen Subway and the opening of Disneyland in Hong Kong in 2005, will continue to increase passenger travel and freight transportation within our service region. We expect the PRC government's current economic, import and export, foreign investment and infrastructure policies to generate additional demand for transportation services generally. These policies and measures may have both positive and negative effects on our business development. They are expected to promote economic growth and create new demand for our transportation services. At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In 2004 and the first half of 2005, the PRC government implemented economic measures to manage the growth of the PRC economy, including imposing lending restrictions in certain sectors. Such measures are expected to slow the pace of economic growth in China, and may have an adverse impact on our business and results of operations in 2005. Due to the SARS epidemic, we experienced a significant decrease in passenger traffic in the first half of 2003. A similar outbreak of SARS or other epidemic in the future is likely to have a material adverse effect on our results of operations and financial condition.

      We believe that while the PRC government is in the progress of lessening restrictions on foreign investment following China's entry into the WTO, the opening up of domestic railway transportation will be gradual and we expect competition from foreign and domestic railway to be limited in the short term. However, China's entry into the WTO may increase other Chinese coastal cities' significance in trading. As a result, part of the freight currently transferred through ports in Hong Kong and Shenzhen may be divested to other ports in the PRC, which will adversely affect our railway freight business. In addition, as the PRC government lifts control over foreign investments, including allowing foreign participation in railway construction, our railway monopoly position in our service region may be challenged by foreign strategic investment. We believe that we are prepared for the challenges as well as the opportunities that have arose or will arise with China's accession to the WTO.

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

ITEM 5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2004 for the periods indicated.

                 CONTRACTUAL OBLIGATIONS PAYMENTS DUE BY PERIOD

         CONTRACTUAL OBLIGATIONS                                         PAYMENT DUE BY PERIOD
                                                                          (RMB IN THOUSANDS)
                                                                                                                 2010 AND
                                              TOTAL       2005       2006        2007        2008     2009      THEREAFTER
Long-Term Debt Obligations                         -          -          -          -           -        -           -
Capital (Finance) Lease Obligations                -          -          -          -           -        -           -
Operating Lease Obligations                  183,375    108,000     75,375          -           -        -           -
Purchase Obligations                               -          -          -          -           -        -           -
Other Long-Term Liabilities Reflected on
  the Company's Balance Sheet under IFRS           -          -          -          -           -        -           -
Total                                        183,375    108,000     75,375          -           -        -           -

      Based on the current progresses of our new projects, we estimate that our capital expenditures for 2005 will amount to approximately RMB1.7 billion, which consists primarily of the following projects:

      1.    expanding our Guangzhou-Shenzhen Line (Guangzhou to Pinghu link);

      2.    building ancillary facilities at our Guangzhou East Station;

      3. building a Technical Support and Maintenance Depot for Passenger Vehicles at Shenzhen North Station and a passenger station, station houses and ancillary facilities for long-distance passenger travel to Buji (including the construction of the connecting line from Pinghu to Shenzhen);

      4.    purchasing additional locomotives;

      5.    upgrading ancillary facilities to station rooms at Shenzhen
            Station;

      6. building the computerized ticketing system for our "As-Frequent-As-Buses" Train Project between Guangzhou and Shenzhen; and

      7.    second phase comprehensive upgrading of Shenzhen Station.

      We may be unable to obtain sufficient financing to fund our substantial capital requirements, which could limit our growth potential. Our actual capital requirements may be greater. We may not be able to obtain sufficient funds on commercially acceptable terms. If adequate capital is not available, our planned capital expenditure and business prospects could be adversely affected.

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

      Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB38.5 million for the year ended December 31, 2004 compared to approximately RMB38.5 million in 2003.

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

      The effects on our consolidated net profit resulting from the significant differences between IFRS and US GAAP are summarized below:

                                                                      YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------
                                                        2002             2003              2004           2004
                                                       -------          -------          -------        ---------
                                                        RMB              RMB              RMB             US$(1)
                                                                                                        UNAUDITED
Net profit under IFRS (in thousands)...........        557,083          511,762          567,484           68,373
US GAAP adjustments:
    Reversal of additional depreciation charges
       arising from the revaluation surplus on
       fixed assets  (in thousands)............         48,422           38,548           38,548            4,644
    Effect of US GAAP adjustment on taxation
       (in thousands)..........................         (7,263)          (5,782)          (5,782)            (697)
                                                       -------          -------          -------        ---------
Consolidated net profit under US GAAP (in
   thousands)..................................        598,242          544,528          600,250           72,320
                                                       =======          =======          =======        =========
Earnings per share under US GAAP...............           0.14             0.13             0.14            0.017
                                                       =======          =======          =======        =========
Earnings per equivalent ADS under
    US GAAP....................................           6.90             6.28             6.92            0.834
                                                       =======          =======          =======        =========

----------
(1) Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2004 of US$1.00 to RMB8.30.

      The effects on our consolidated net assets resulting from the significant differences between IFRS and US GAAP are summarized below:

                                                                              YEAR ENDED DECEMBER 31,
                                                                     --------------------------------------------
                                                                        2003             2004             2004
                                                                     ----------       ----------       ----------
                                                                       RMB IN           RMB IN         US$(1) IN
                                                                     THOUSANDS        THOUSANDS        THOUSANDS
                                                                                                       UNAUDITED
Consolidated net assets under IFRS..........................         10,322,358       10,420,574        1,255,491
US GAAP adjustments:
    Reversal of the revaluation surplus on fixed assets.....         (1,492,185)      (1,492,185)        (179,781)
    Reversal of additional depreciation charges arising from
      the revaluation surplus on fixed assets...............            369,432          407,980           49,154
    Reversal of deferred tax assets ........................            168,413          162,631           19,594
                                                                     ----------       ----------       ----------
Consolidated net assets under US GAAP.......................          9,368,018        9,499,000        1,144,458
                                                                     ==========       ==========       ==========

----------
(1) Translated solely for the convenience of the reader into U.S. dollars at the noon buying rate prevailing on December 31, 2004 of US$1.00 to RMB8.30.

      There are no significant differences between IFRS and US GAAP that would affect the classification in the balance sheet and the income statement that would not also affect our net income or shareholders' equity.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

      All of our directors were duly elected at meetings of our shareholders. All of our current directors were elected at our general shareholders' meeting held on May 12, 2005. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People's Republic of China 518010.

      The table below sets forth the information relating to our directors as of June 27, 2005:

                                                                                                          DATE FIRST
                                                                                                          ELECTED OR
        NAME                       AGE                        POSITION                                     APPOINTED
-------------------                ---           ----------------------------------                       ----------
Wu Junguang                         56           Chairman of the Board of Directors                          2003
Li Kelie                            57           Director and General Manager                                2004
Hu Lingling                         41           Director                                                    2003
Wu Houhui                           56           Director                                                    1999
Wen Weiming                         42           Director                                                    2003
Yang Jinzhong                       53           Director                                                    2005
Chang Loong Cheong                  59           Independent Director                                        1996
Deborah Kong                        45           Independent Director                                        1996
Wilton Chau Chi Wai                 43           Independent Director                                        2004

      Wu Junguang, age 56, was elected the chairman of the board of directors of Guangshen Railway on June 10, 2003. Mr. Wu graduated from South China Normal University. Since 1964, Mr. Wu has served in various managerial positions including general manager of Yangcheng Railway Company and our predecessor, Guangzhou Railway Sub-administration.

Mr. Wu has served as the general manager of our Parent Company since April 2002 and as the chairman of our Parent Company since June 2003.

      Li Kelie, age 57, was elected a director and the General Manager of the Company. Mr. Li is a member of Chinese Writers' Association and a vice chairman of Guangzhou Writers' Association. Since 1994, Mr. Li has held various senior positions within Guangzhou Railway (Group) Company and its subsidiaries. Before he joined the Company, he was the Chairman and the General Manager of Sanmao Railway Company Limited. He is currently a member of the senior management of our Parent Company.

      Hu Lingling, age 41, was elected a director of Guangshen Railway in 2003. Mr. Hu is an engineer and graduated from Changsha Railway Institute. Mr. Hu has served as the deputy chief engineer, the deputy stationmaster of Shaoguan Railway station of Yangcheng Railway Company, the deputy chief engineer, the deputy general manager of Yangcheng Railway Company and the director of the transportation department of our Parent Company Chronologically. Presently he serves as the deputy general manager of our Parent Company.

      Wu Houhui, age 56, was elected a director of Guangshen Railway in 1999. He is a graduate of Dalian Railway College and a senior economist. Mr. Wu served in various managerial position, including the position of director of the Enterprise Management Office, at our Parent Company from 1984 to 2000. Since November 2001, Mr. Wu has served as the deputy chief economist of our Parent Company.

      Wen Weiming, age 42, was elected a director of Guangshen Railway in 2003. Mr. Wen is an accountant and graduated from Guangzhou Railway Workers' College. He has over 10 years experience in the railway industry, and has served as the director of the accounting and finance department, the chief accountant of the diversified businesses sub-section, and the director of the finance sub-section of Yangcheng Railway Company. Since May 2001, Mr. Wen has served as the deputy director of the finance department of our Parent Company.

      Yang Jinzhong, aged 53, was elected a director of Guangshen Railway in 2005. Mr. Yang is an engineer and graduated from Harbin Electrician Institute. He has over 30 years experience in the railway industry and has served in various managerial positions in Wuhan Railway Sub-administration. Since August 2000, he has served as the manager of the Transportation Business Department of Guangshen Railway and the Stationmaster of Shenzhen Station. He is currently the acting chairman of the Labour Union of the Company.

      Chang Loong Cheong, age 59, was elected an independent non-executive director of Guangshen Railway in 1996. He holds a management certificate from the Hong Kong Management Association and is an independent non-executive director of Guangshen Railway. Mr. Chang is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang has acted as a manager of Cathay Restaurant in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited and Orient Overseas Container Line Limited in West Africa, and the general manager and a director of Noble Ascent Company Limited.

      Deborah Kong, age 45, was elected an independent non-executive director of Guangshen Railway in 1996. Ms. Kong is currently an executive director of Centennial Resources Holding Company Limited. Ms. Kong holds a bachelor of arts degree from Sydney University and a one-year master degree course of finance degree from Macquarie University in Australia. She is a member of the Standing Committee of the People's Political Consultative Conference of Shandong Province in the PRC.

      Wilton Chau Chi Wai, age 43, was elected an independent non-executive director of Guangshen Railway in 2004. Mr. Chau holds a bachelor degree in applied mathematics from University of Hong Kong, a LLB degree from University of Wolverhampton and a Master of Business Administration from the University of Wales. Mr. Chau is a fellow member of the Association of Chartered Certified Accountants, a member of Singapore Institute of Arbitrators and Council member of Hong Kong Biotechnology Association. Since 1987, Mr. Chau has served several financial institutions in various senior positions overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently the chairman of Qleap Venture Limited.

SUPERVISORS

      The table below sets forth the information relating to our supervisors:

                                                                            DATE FIRST ELECTED
    NAME                           AGE           POSITION                      OR APPOINTED
-------------                      ---           ----------                 ------------------
Yao Muming                          51           Supervisor                        1999
Tang Dinghong                       56           Supervisor                        2004
Chen Yongbao                        53           Supervisor                        2002
Li Zhiming                          44           Supervisor                        2005
Chen Yunzhong                       52           Supervisor                        2001
Wang Jianping                       41           Supervisor                        2005
Lu Ximei                            49           Supervisor                        2005

      Yao Muming, age 51, was appointed as a Supervisor of Guangshen Railway in 1999. Mr. Yao graduated from South China Normal University and previously served as the Deputy Director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureaus. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao has been a member of the senior management of our Parent Company. Since July 2003, he has served the chairman of the supervisory board.

      Tang Dinghong, age 56, was appointed as a supervisor of Guangshen Railway in 2004. Mr. Tang graduated from Zhongshan University. He started to work in the railway industry since 1969 and had served in various senior managerial positions of Guangzhou Railway (Group) Company. Mr. Tang joined us in July 2003.

      Chen Yongbao, age 53, was appointed as a supervisor of Guangshen Railway in 2002. Mr. Chen graduated from Zhuzhou Railway Mechanical School. Since 1975, he has served in various managerial positions in Guangzhou Railway Company and Yangcheng Railway Company. From 1997 to 2001, Mr. Chen served in the administration supervisory position at our

Parent Company. Since May 2001, Mr. Chen has served as the chief of the supervision department of our Parent Company.

      Li Zhiming, age 44, was appointed as a supervisor of Guangshen Railway in 2005. Mr. Li graduated from the Party School of the CPC majoring in economics and management and is an accountant. Since 1981, he has served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. Mr. Li is currently the director of the Finance Office of Guangzhou Railway (Group) Company Changsha Railway Office.

      Chen Yunzhong, age 52, was appointed as a supervisor of Guangshen Railway in 2001. Mr. Chen graduated from Guangzhou Railway Driver's School, Guangdong Jinan University and the Central Administration Academy. He was a member of the senior management of Hainan Railway Company. Mr. Chen joined us in May 2000.

      Wang Jianping, age 41, was appointed a supervisor of the Company in 2005. Mr. Wang graduated from the Party School of the CPC majoring in economics and management. Since 1983, Mr. Wang has served in various managerial positions in Guangzhou Railway Sub-administration and Guangzhou Railway (Group) Limited. Mr. Wang joined the Company in 2003 and is currently a member of our senior management.

      Lu Ximei, age 49, was appointed a supervisor of the Company in 2005. Ms. Lu graduated from Changsha Railway Institute majoring in railway traffic management. Since 1972., Ms. Lu has served in various managerial positions in the passenger transportation division of Yangcheng Railway Company. Ms. Lu was appointed section chief of the Guangzhou-Hong Kong Passenger Transportation Section of the Company in January 1999.

SENIOR MANAGEMENT

      The table below sets forth information relating to our senior management:

                                                                                      DATE FIRST
                                                                                      ELECTED OR
NAME                               AGE           POSITION                              APPOINTED
----                               ---           --------                             ---------
Li Qingyun                          41           Deputy General Manager                   2000
Wu Weimin                           47           Deputy General Manager                   2004
Han Dong                            43           Deputy General Manager                   2004
Yao Xiaocong                        51           Chief Accountant                         1997
Guo Xiangdong                       39           Company Secretary                        2004

      Li Qingyun, age 41, joined the Company in September 1999 and is a Deputy General Manger of the Company. Mr. Li graduated from Northern Jiaotong University majoring in railway transportation and organization and has obtained a master's degree. Before joining the Company, Mr. Li has served in various managerial positions in the technical and transportation departments under our Parent Company from 1989 to August of 1999.

      Wu Weimin, age 47, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from Guangdong Radio & TV University and is an engineer. Since 1984, he had served in various managerial positions in the Material and

Equipment Department, the Planning and Statistic Department and the Labour and Wage Department of Yangcheng Railway Company. He also had served as an engineer in the Material and Equipment Section, the Director of the Planning and Statistic Sub-department of Yangcheng Railway Company. Mr. Wu was the Director of Labour and Wage Sub-department and Director of Social Insurance Centre of Yangcheng Railway Company before joining the Company as a Deputy General Manager in January 2004.

      Han Dong, age 43, joined the Company in May 2000 and is a Deputy General Manager of the Company. Mr. Han graduated from Party School of the CPC, majored in economics and management, and is an engineer. Mr. Han joined the Company in August 1985 and had served in various managerial positions in the Material and Equipment Department, the Planning and Statistic Department, Passenger and Freight Transportation Marketing Department. Mr. Han was director of each of the Passenger and Freight Management Department and Equipment and Property Department of the Company.

      Yao Xiaocong, age 51, is the Chief Accountant of the Company. Mr. Yao graduated from Party School of the CPC, majored in economics and management. Since 1975, Mr. Yao has served in the Financial Accounting Department in railway departments and has acquired nearly 30-year experience in financial accounting. Mr. Yao was a member of the senior management of the Company from June 1997 to January 2004. Mr Yao was the Director of the Accounting Department of Guangzhou Railway (Group) Company before he was appointed as the Chief Accountant of the Company in August 2004.

      Guo Xiangdong, age 39, is the Company Secretary and the Director of Secretariat of the Board of Directors. Mr. Guo graduated from the Central China Normal University with a Bachelor of Laws degree and is an economist. He joined the Company in 1991, and previously served as the Deputy Section Chief, Deputy Director and the Director of Secretariat of the Board of Directors of Guangshen Railway. Mr. Guo has been as the Company Secretary since January 2004.

      There are no family relationships between any director or executive officer and any other director or executive officer. Of the members of the board of directors, our chairman, Mr. Wu Junguang, is both the chairman and the general manager of our Parent Company.

      Mr. Li Kelie is a member of the senior management of our Parent Company. Mr. Wu Houhui is the director of Guangmeishan Railway Company, Sanmao Railway Company and Shichang Railway Company. Mr. Hu Lingling is a director of Nanhai Saiyanqiao Railway Freight Yard and Storage Company, Sanmao Railway Company and Guangdong Railway Youth Travel Service Co., Ltd.. Mr. Wen Weiming is a supervisor of Guangzhou Railway Engineering (Group) Company and Guangdong Railway Youth Travel Service Co., Ltd.. The lines operated by Guangmeishan Railway Company, Sanmao Railway Company and Shichang Railway Company are local railroads. Guangzhou Tiecheng Industrial Company is our joint venture partner. We are currently involved in certain litigation proceedings relating to this joint venture. See "Item 8A.7 Legal Proceedings" for additional information. We have business relationships relating to railroad transportation with Guangmeishan Railway Company and Sanmao Railway Company.

ITEM 6B. BOARD COMPENSATION

DIRECTORS AND SENIOR MANAGEMENT

      Total remuneration of our directors, supervisors and senior officers during 2004 included wages and bonuses. Directors or supervisors who are also officers and employees of Guangshen Railway receive certain other benefits in kind from our Parent Company, GEDC or us, such as subsidized or free health care services, housing and transportation, as customarily provided by companies in the PRC to their employees. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under the contractual arrangements made upon our restructuring.

      The aggregate amount of cash remuneration paid by Guangshen Railway in 2004 to all individuals who are currently our directors, supervisors and senior officers was approximately RMB2.76 million, of which approximately RMB1.74 million was paid to directors and supervisors and approximately HK$0.31 million was paid to the three independent non-executive directors.

      The aggregate amount of cash remuneration we paid during the year ended December 31, 2004 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior officers was approximately RMB155,000.

INTERESTS OF OUR DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT IN OUR SHARE CAPITAL

      As of December 31, 2004, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of any interests or short positions from any of our directors or supervisors required to be made to us and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

SERVICE CONTRACTS OF OUR DIRECTORS AND SUPERVISORS

      Each of our directors and supervisors has entered into a service agreement with us. Save as disclosed, no other service contract has been entered into between any of our subsidiaries or us on one hand, and any of our directors or supervisors on the others, that cannot be terminated by us within one year without payment of compensation (other than statutory compensation).

CONTRACTS ENTERED INTO BY OUR DIRECTORS AND SUPERVISORS

      None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2004 or at December 31, 2004 to which we or any of our subsidiaries was a party.

REMUNERATION OF OUR DIRECTORS AND SUPERVISORS

      The level of remuneration of our directors and supervisors was determined by reference to various factors, including the going rates of remuneration in Shenzhen, where we are located, and the job nature of each of our directors and supervisors. The remuneration standard for our directors and supervisors is determined by our shareholders.

ITEM 6C. BOARD PRACTICES

BOARD OF DIRECTORS

      In accordance with our currently valid Articles of Association, our board of directors consists of nine directors, one of whom is the chairman. Directors are appointed at our general shareholders' meeting through voting, and serve for terms of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the general shareholders' meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.

SUPERVISORY COMMITTEE

      We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee was appointed at the general shareholders' meeting held on May 12, 2005 and consists of five representatives of the shareholders who may be elected or removed by our shareholders and two representative of our employees who may be elected or removed by our employees. Members of our supervisory committee may also observe meetings of the board of directors. The current members of our supervisory committee are: Yao Muming, Tang Dinghong, Chen Yongbao, Li Zhiming, Chen Yunzhong, Wang Jianping and Lu Ximei. The term of this supervisory committee will expire in 2008. Our supervisory committee held four meetings during the year ended December 31, 2004, at which resolutions concerning identified key issues were passed and notified to our board of directors. Our supervisors attended all meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2004. Our supervisory committee had carefully reviewed the report of our directors, the financial report and proposed profit distribution presented by our board of directors at the annual general meeting held on May 12, 2005.

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

AUDIT COMMITTEE

      We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the board of directors, are: Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai. Mr. Chang, Ms. Kong and Mr. Chau are "independent directors" of our Company as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors. The audit committee must convene at least one meeting with the auditors each year without any executive directors present. The duties of our audit committee include:

      - reviewing the reports prepared by the board of directors, the annual and interim reports on our results of operations, the annual financial report and public announcements of our results of operations;

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

ITEM 6D. EMPLOYEES

      As of December 31, 2002, 2003 and 2004, we had approximately 9,258, 9,029 and 8,964 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2004:

FUNCTION                                                            EMPLOYEES

Passenger transportation personnel (1).........                       1,525
Coordination personnel (2).....................                         972
Freight transportation personnel (3)...........                         414
Mechanical personnel (4).......................                         433
Power and water supply personnel (5)...........                         478
Vehicle personnel (6)..........................                         685
Maintenance personnel (7)......................                         876
Power service personnel (8)....................                         428
Transportation supporting personnel (9)........                         542
Diversified businesses and other supporting
  personnel (10)...............................                       1,168
Technical and administrative personnel (11)....                       1,166
Other personnel (12)...........................                         277
Total..........................................                       8,964

--------------------
(1) Passenger transportation personnel means those people that provide station boarding and train services.

(2) Coordination personnel means those people responsible for train coordination.

(3) Freight transportation personnel means those people responsible for organization of freight transportation.

(4) Mechanical personnel means those people responsible for train operation and overhaul.

(5) Power and water supply personnel means those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.

(6) Vehicle personnel means those people responsible for vehicle operation and overhaul.

(7) Maintenance personnel means those people responsible for station track and railroad switch maintenance.

(8) Power service personnel means those people responsible for signal equipment maintenance.

(9) Transportation supporting personnel means the supporting personnel of trains, machinery, works, power and vehicle organizations.

(10) Diversified businesses and other supporting personnel means all personnel involved in diversified businesses.

(11) Technical and administrative personnel means all managerial personnel other than the personnel of diversified businesses.

(12) Other personnel means all personnel who have been sick, studying or retired for a long time.

      All of our employees are located in Guangzhou, Shenzhen and the area adjacent to our Guagnzhou-Shenzhen line. The number of our employees decreased by 65 in 2004, which we consider is a normal change occurred in the ordinary course of our business.

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

      We have implemented a salary policy which links our employees' salaries with results of operations, labor efficiency and individual performance. Employees' salaries distribution is subject to macro-control and is based on their performance records and reviews. We paid approximately RMB492.6 million in salaries and benefits for our railroad businesses in 2004.

      Pursuant to applicable government policies and regulations, we set aside statutory fund for our employees and also maintain various insurance policies for the benefits of our employees as set forth in the following table:

                                                   AS A PERCENTAGE OF THE AGGREGATE SALARIES OF OUR EMPLOYEES
                                                                             IN 2004
                                                   ----------------------------------------------------------
                                                        EMPLOYEES RESIDING IN
                                                     GUANGZHOU AREA OR ALONG THE      EMPLOYEES RESIDING IN
           EMPLOYEE BENEFITS                          GUANGZHOU-SHENZHEN ROUTE               SHENZHEN
           -----------------                         ---------------------------      ---------------------
Housing Fund..............................                        7%                              13%
Retirement Insurance .....................                       18%                              18%
Supplemental Retirement Insurance.........                        5%                               5%
Basic Medical Insurance...................                        8%                               6%
Supplemental Medical Insurance............                        1%                             0.5%
Child-bearing Medical Insurance...........                      0.4%                             0.5%
Other Welfare Contributions...............                        6%                               8%

      Details of our statutory welfare fund and retirement benefits are set out in Notes 22 and 23 to the financial statement.

ITEM 6E. SHARE OWNERSHIP

      As of June 27, 2005, none of our directors, supervisors or senior management own any interest in any shares or options to purchase our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

      We are a joint stock company organized under the laws of the PRC in March 1996. The Parent Company, a state-owned enterprise under the administration of the MOR owns 67% of our outstanding common shares. The Parent Company is the sole shareholder of all of our domestic shares in the form of state legal person shares and is entitled to exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. The Parent Company has substantial influence over our operations, not only in its capacity as controlling shareholder, but also because of its role as an administrative agent of the MOR that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the MOR, our Parent Company performs direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives.

      The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2004. Note that it includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.


       TITLE OF CLASS                    IDENTITY OF PERSON OR GROUP       AMOUNT OWNED        PERCENT OF CAPITAL
       --------------                    ---------------------------     ----------------      ------------------
                                                                         (THOUSAND SHARES)
Common Shares (Domestic Shares)          The Parent Company                  2,904,250                67.0%

      The following table sets forth all persons who are known by us to own, as holders of record, five percent or more of our issued and outstanding H shares as of December 31, 2004.

                                                                               PERCENT OF TOTAL     PERCENTAGE OF
       TITLE OF CLASS      IDENTITY OF PERSON OR GROUP        AMOUNT OWNED          CAPITAL        CLASS OF SHARES
       --------------      ---------------------------      -----------------  ----------------    ---------------
                                                            (THOUSAND SHARES)
Common Shares (H Shares)   Sumitomo Life Insurance               128,916             3.0%                9.0%
                           Company (1)
Common Shares (H Shares)   Sumitomo Mitsui Asset                 128,916             3.0%                9.0%
                           Management Company, Limited
Common Shares (H Shares)   Mondrian Investment Partners         71,818.5             1.7%                5.0%
                           Ltd (formerly known as
                           Delaware International
                           AdvisersLimited)

--------------
(1) As at December 31, 2004, Sumitomo Life Insurance Company was deemed to be interested in 128,916,000 H Shares (representing 9.01% of the total H Shares of the Company or 2.97% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

      As of the date of this report, we are not aware of any arrangement that may at a subsequent date result in a change of control of Guangshen Railway.

      As an owner of at least 30% of our issued and outstanding shares, our Parent Company is deemed a controlling shareholder (defined in Item 10 below), and therefore may not exercise our voting rights with respect to various matters in a manner prejudicial to the interests of our other shareholders. See "Item 10B. Memorandum and Articles of Association -- Restrictions on Controlling Shareholders". In accordance with our articles of association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

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

      In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under the contractual arrangements made upon our restructuring.

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

      -     leasing of passenger coaches;

      -     maintenance services for locomotives and passenger coaches;

      -     railroad transportation related services;

      -     fuel for the operation of locomotives;

      -     railway related materials;

      -     overhaul and emergency repair of our track and bridges;

      - medical and health care services, which were terminated in August, 2004;

      -     public security;

      -     educational services, which were terminated in August, 2004; and

      -     employee housing.

      The aggregate costs to us of these goods and services in 2002, 2003 and 2004 were RMB153.4 million, RMB167.2 million and RMB214.5 million, respectively.

      The principal goods and services provided by us to our Parent Company and its subsidiaries include railroad transportation related services, sale of duty free goods on-board of our Hong Kong through trains and at Guangzhou station and advertising space at our Shenzhen station.

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

            The medical services and educational services were terminated in the second half of 2004 when the hospitals and schools were transferred by GEDC to local government.

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

      Beginning from 2001, we implemented the measures for the settlement of railway networks promulgated by the MOR. As such measures are more rational and scientific than the past measures, the implementation of such measures does not have a material impact on our revenues from and cost for our passenger and freight transportation business but has a certain positive impact on our results of operations.

      The agreement with Yangcheng Railway was revised on March 6, 1996 and provides for a 10-year lease period starting from 1996. The lease with the MOR is renewable annually. Substantially all the above transactions will continue in the future, although not necessarily on the same terms.

      The chart below sets forth a breakdown by category of the material transactions between our Parent Company and its affiliates and us in 2002, 2003 and 2004.

                                                                                        2002       2003       2004
DESCRIPTION OF TRANSACTION                                                              ----       ----       ----
--------------------------                                                                    (RMB THOUSANDS)
Lease of locomotives and related services from Yangcheng Railway(i)..............      42,047     40,882     48,179
Provision of trains and related services from Guangmeishan Railway Company, a
  subsidiary of our Parent Company(ii)...........................................       4,864      5,305      6,066
Purchase of materials and supplies from Guangzhou Railway Material Supply
  Company, a subsidiary of our Parent Company(iii)...............................      33,074     50,687     65,998
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by our Parent Company and
  affiliates (including GEDC)(ii)................................................      66,744     68,079     94,246
Operating lease rentals paid to the MOR(i).......................................      57,298     58,904     65,485
Provision of trains and related services by the Ministry of Railway(i)...........     211,667    201,870    209,503
Train use fees and related service fees paid to Guangzhou Railway (Group)
  Passenger Transportation Company, a subsidiary of our Parent Company(i)........       6,681      2,207          -
Interest expenses paid to our Parent Company(iv).................................       2,443      2,037        553
Interest received from the MOR' Railroad Deposit-taking Center(v)................       3,239      3,516      6,111
Interest received from Pingnan Railway, an affiliate of our Parent Company(iv)...         806        827        527
Interest received from Guangmeishan Railway Company(iv)..........................       1,884        901        109

---------------
(i) The lease agreement with Yang Cheng Railway Company was revised on March 6, 1996 and provides for a 10-year lease period starting from 1996. The lease with MOR is based on the uniform rate set by MOR and is renewable annually.

(ii) The services are provided at the contractual prices based on cost and reasonable margin.

(iii) The prices are based on market price.

(iv) The interest was resulted from the long-distance transportation services, which was calculated based on the average balances due from/to related parties on a quarterly basis, at the prevailing interest rates of six-month bank loans.

(v) See Note 10(b) and 24(b) to our audited consolidated financial statements included elsewhere in this annual report.

      As of December 31, 2004, we had the following material balances with our related parties:

                                                                   31 December,
                                               ------------------------------------------------------
                                                2002                    2003                   2004
                                                ----               ----------------            ----
                                                                   RMB in thousands
Temporary cash investments in the
   MOR's Railroad Deposit-taking
   Center(i)                                   168,000                  168,000               168,000
Bank deposits in the MOR's railroad
   Deposit-taking Center                       206,452                  321,985               862,508
Due from Parent Company(ii)                     39,374                        -                  -
Due to Parent Company                                -                  (37,230)              (24,617)
Due from related parties                       267,885                  199,921                56,064
   - Trading balance(iii)                       54,425                   10,608                36,531
   - Non-trading balance(ii)                   213,460                  189,313                19,533
Due to related parties                        (158,199)                (120,605)             (172,121)
   - Trading balance(iii)                     (125,847)                 (60,128)              (83,492)
   - Non-trading balance(iv)                   (32,352)                 (60,477)              (88,629)

(i) See Note 10(b) to our audited consolidated financial statements included elsewhere in this annual report.

(ii) As of 31 December, 2004, the balance with the Parent Company, which is non-trading in nature, and the non-trading balance due from related parties mainly represented the Company's payment on behalf of related parties, who were required to make settlements to the Parent Company in respect of their provision of long-distance transportation services. Interests arose from the balance due from the related parties are disclosed in Notes 24(a)(iv) to our audited consolidated financial statements included elsewhere in this annual report.

(iii) The balances with related parties, which are of trading in nature, all aged within one year.

(iv) As of 31 December, 2004, the non-trading balance due to related parties mainly represented the Company's collection of railroad revenue on behalf of the related parties.

      As of 31 December, 2004, the balances with the MOR, the Parent Company and related parties are unsecured, non-interest bearing and repayable on demand, except for those disclosed in Notes 10(b) and 24(a) to the audited financial statements included elsewhere in this annual report and bank deposits in MOR's railroad Deposit-taking centre. These balances resulted from transactions between our related parties and us in the ordinary course of business. The balances with our Parent Company are all non-trading in nature. The balances with our related parties, which are trading in nature, are all due within one year.

      Our related party transactions have been carried out on usual terms according to the conditions and waiver granted by The Stock Exchange of Hong Kong Limited and the contracts entered into between our related parties and us. Except for the Acquisition Agreement and connected transaction agreements as discussed in "ITEM 5. Operating and Financial Review and Prospects--Overview--Proposed Issue of A Shares, Very Substantial Acquisition and Continuing Connected Transactions", no new related party transaction were entered into in 2004. Our independent non-executive directors confirmed that, except for the proposed Acquisition as contemplated in the Acquisition Agreement, these transactions (which are "connected transactions" as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) entered into by us during 2004 were entered into in the ordinary and usual course of our business on normal commercial terms or on terms that were fair and reasonable so far as our shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favorable than those offered to (or from) independent third parties.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM  8. FINANCIAL INFORMATION

ITEM  8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

ITEM  8A.1 - ITEM 8.A.6:

         See pages F-1 to F-41 following ITEM 19.

ITEM  8A.7 LEGAL PROCEEDINGS

      As of December 31, 2004, our interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited, or Tiecheng, amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited, or Guangzhou Guantian, a sino-foreign cooperative joint venture to develop certain properties near a railway station owned and operated by us.

      On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited, or Guangzhou Guanhua, and Guangzhou Guanyi Real Estate Company Limited, or Guangzhou Guanyi, agreed to act as joint guarantors, or, collectively, the Guarantors, of certain payables of Guangdong Guangcheng Real Estate Company Limited, or Guangdong Guancheng, owned to an independent third party. The Guarantors, Guangdong Guancheng were related companies with a common chairman. Guangdong Guancheng failed to repay these payables, and the Guarantors were found liable under a court verdict made on November 4, 2001 to pay the independent third party an amount of approximately RMB257 million plus interest.

      On December 15, 2003, Guangzhou Guantian applied to the High People's Court of Guangdong Province, or the Court, to discharge the aforesaid guarantee, which application was heard by the court on March 18, 2004. The Court has yet to complete the procedures for its reassessment of the previous court verdict. If Guangzhou Guantian were held responsible for the guarantee, we may need to provide for impairment on our interest in Tiecheng. However, based on counsel's advice, the directors are of the opinion that the guarantee arrangement is invalid under the relevant PRC rules and regulations. Accordingly, the directors consider that the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng was made in the accounts. In order to avoid any loss arising from any of the above legal proceedings, we have obtained a letter of undertakings from our Parent Company, whereby our Parent Company undertakes that it shall resolve or assume any loss arising from the above legal proceedings so as to ensure that our interests in the investment in Tiecheng will not be affected by the above legal proceedings.

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

      See "Item 10E. Taxation" for a discussion of the tax consequences related to the receipt of dividends.

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

      On March 17, 2005, the Board proposed a final dividend distribution of RMB0.11 per share to our shareholders for the year ended December 31, 2004. The final dividend payment has been approved by the shareholders at our 2004 annual general meeting held on May 12, 2005.

ITEM 8B. SIGNIFICANT CHANGES

      Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2004.

ITEM 9. THE OFFER AND LISTING

ITEM 9A. THE OFFER AND LISTING DETAILS

PRICE RANGE OF OUR H SHARES AND ADSS

      As of December 31, 2004 and June 17, 2005, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2004 and June 17, 2005, there were, respectively, 4,233,001 and 3,877,621 ADSs outstanding held by 183 and 185 registered holders. Since a percentage of the ADSs are held by nominees, these numbers may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is JPMorgan Chase Bank.

      The Stock Exchange of Hong Kong is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by the JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these two stock exchanges:

                                                          NEW YORK STOCK EXCHANGE     STOCK EXCHANGE OF HONG KONG
                                                          -----------------------     ---------------------------
                   CALENDAR PERIOD                         HIGH            LOW            HIGH            LOW
                   ---------------                         ----            ---            ----            ---
                                                              (US$ PER ADS)                (HK$ PER H SHARE)
                                                              -------------                -----------------
1999................................................       7.625          4.8125          1.19            0.72
2000................................................       7.625          4.5625          1.23             0.7
2001................................................       10.48            6.19          1.76            0.90
2002................................................       10.24            8.05          1.58            1.27

2003
   January to March.................................         9.4            8.69          1.47            1.32
   April to June....................................        9.68            8.20          1.48            1.26
   July to September................................        13.7            9.15         2.125            1.42
   October to December..............................       14.84           12.88          2.25            1.95

2004
   January to March.................................       17.25           13.95          2.65            2.15
   April to June....................................       15.54           11.77          2.45            1.77
   July to September................................       14.70           13.23         2.325           2.075
   October to December..............................       20.62           13.60          3.25           2.125

2005
   January..........................................       20.20           17.91          3.20            2.80
   February.........................................       19.80           18.45         3.125           2.875
   March............................................       18.92           17.76          3.05            2.80
   April............................................       18.63           15.35         2.925            2.45
   May..............................................       17.94           16.20         2.825            2.50
   June (through June 17th )........................       17.42           16.42         2.775            2.55

      During the year ended December 31, 2004, we did not purchase, sell or redeem any of our shares.

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

ITEM 10A. SHARE CAPITAL

      As of December 31, 2004, our share capital consisted of:

                                                         NUMBER                  PERCENTAGE
                                                       OF SHARES                  OF SHARE
TYPE OF SHARE CAPITAL                                    ('000)                     (%)
State-owned legal person shares                        2,904,250                      66.99
H Shares                                               1,431,300                      33.01
                                                       ---------                     ------
Total                                                  4,335,550                     100.00
                                                       ---------                     ------

      There was no change in our share capital during 2004.

PUBLIC FLOAT

      As at March 17, 2005, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

PRE-EMPTIVE RIGHTS

      There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

      Described below is a summary of the significant provisions of our articles of association as currently in effect. As this is a summary, it does not contain all the information that may be important to you. A copy of our complete articles of association as amended on the annual general meeting held on May 12, 2005 is attached hereto as Exhibit 1.1.

      Our shareholders have approved a number of proposed amendments to our Articles of Association, which will take effect only upon the completion of our proposed A Share Issue. See "Item 5. Operating and Financial Review and Prospects--Proposed Issue of A Shares, Very Substantial Acquisition and Continuing Connected Transactions" and "--Recent Amendments to our Articles of Association" below.

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

RECENT AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

      In connection with our proposed Acquisition and A Share Issue, we made a conditional amendment to our articles of association in December 2004 to meet applicable PRC regulatory requirements, in particular, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China. The proposed amendment to our articles of association was furnished to the SEC as Exhibit 1.1 -- Appendix IX IX to the Form 6-K filed on December 8, 2004. The proposed amendment will take effect only if our proposed A Share Issue is completed. In May 2004, we made further amendments to our then effective articles of association, which changed the number of our directors from ten to nine. This amendment to our article of association was furnished to the SEC as Exhibit 1.1 to the Form 6-K filed on May 13, 2005.

ITEM 10C. MATERIAL CONTRACTS

      Except for the Acquisition Agreement and the connected transaction agreements we entered into with Yangcheng Railway Company as discussed in "ITEM
5. Operating and Financial Review and Prospects(pound)-Overview(pound)-Proposed Issue of A Shares, Very Substantial Acquisition and Continuing Connected Transactions", all other material contracts we entered into during the fiscal year of 2003 and 2004 were all made in the ordinary course of business.

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

      We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2004, we maintained the equivalent of approximately RMB934.8 million in U.S. dollar or Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 32 to our audited consolidated financial statements. Guangshen Railway believes that it has or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. Guangshen Railway does not engage in any financial contract or other arrangement to hedge its currency exposure.

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

VALUE ADDED TAX

      Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994 and the related implementing rules, our passenger and freight transportation businesses are is not subject to value added tax, while our other businesses, such as retail sales of food, beverages and merchandise aboard our trains and in our stations, and some of the businesses conducted by our subsidiaries are subject to value added tax at the rate of either 6% or 17%, depending on the scale and nature of the businesses.

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

UNITED STATES FEDERAL INCOME TAXATION

      The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

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

      - an estate the income of which is subject to United States federal income tax without regard to its source; or

      -     a trust:

            - subject to the primary supervision of a United States court and the control of one or more United States persons; or

            - that has elected to be treated as a United States person under applicable United States Treasury regulations.

      If a partnership holds the H shares or ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the H shares or ADSs, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the H shares or ADSs.

      This discussion does not address any aspects of United States taxation other than federal income taxation.

      WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSS.

      In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under "PFIC Rules" below.

DISTRIBUTIONS ON THE H SHARES OR ADSS

      The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a "qualified foreign corporation" for U.S. federal income tax purposes. A qualified foreign corporation includes:

            - a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

            - a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States, but does not include an otherwise qualified foreign corporation that is a PFIC. We believe that we will be a qualified foreign corporation so long as we are not a PFIC and we are considered eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the Treaty. Our status as a qualified foreign corporation, however, may change.

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

      Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and for taxable years beginning on or before December 31, 2006, generally will be treated as "passive income" or, in the case of some U.S. holders, "financial services income." For taxable years beginning after December 31, 2006, such dividends generally will be treated as "passive category income" or, in the case of some U.S. holders, "general category income." You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you
(i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

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

      If you own the H shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service, or IRS, Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

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

TAXATION OF CAPITAL GAINS

      No capital gain tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H Shares). However, if trading gains from the sale of property by persons as part of profit making are regarded as carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, such trading gains will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Amendments to increase the Hong Kong profits tax to 17.5% for corporations and 15.5% for individuals have been proposed by the Financial Secretary. However, as of the date of this annual report, such proposals have not yet been adopted. Gains from sales of the H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The following paragraphs describe the various market risks to which we were exposed as of December 31, 2004.

CURRENCY RISKS

      As approved by the PRC foreign exchange administration, Hong Kong dollar-denominated income from our through train service may be deposited by us in Hong Kong dollars up to an amount equal to US$ 18.5 million and need not be converted into renminbi. If necessary, we had U.S. dollar denominated payment of Hong Kong dollar-denominated and U.S. dollar-denominated dividends on our H shares and ADSs, respectively, in excess of the foregoing limit have to be made after reconverting renminbi at the then applicable People's Bank of China rate into the relevant foreign currency. Some of our vendor contracts and equipment leases for the provision of equipment, parts and services, particularly with respect to the high-speed project, are paid by us in foreign currencies. As of December 31, 2004, U.S. dollar denominated time deposits with maturities of more than three months in an amount equivalent to RMB830.5 million, and Hong Kong dollar denominated time deposits with maturation of more than three months in an amount equivalent to RMB83.0 million. Our cash, bank deposits and time deposits with maturities of no more than three months consist of deposits denominated in U.S. dollar in a amount equivalent to RMB8.7 million, and deposits denominated in Hong Kong dollar in a amount equivalent to RMB12.6 million. While our foreign currency deposits are relatively stable, they are insufficient to pay all dividends and operating expenses, therefore, we bear the risk of exchange rate fluctuations when we convert renminbi to pay foreign-currency denominated dividends and operating expenses. However, our management believes that these contingent exposures relating to foreign exchange rate fluctuations have not had and are not likely to have a material effect on our financial position. As a result, we do not enter into any hedging transactions with respect to our exposure to foreign currency movements. Furthermore, we are not aware of any effective financial hedging products that serve as protection against a possible renminbi devaluation.

INTEREST RATE RISKS

      Funds that we do not need in the short term are generally kept as temporary cash deposits in state-owned commercial banks and in the MOR Deposit-Taking Center in the form of demand or time deposits. We do not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2004, we had no loans outstanding. Accordingly, we are not exposed to any material interest rate risks.

      As of December 31, 2004, our balances denominated in Hong Kong dollars and U.S. dollars were translated into renminbi at the applicable market exchange rates as of that date and amounted to approximately RMB934.8 million. If the applicable market exchange rates were to change by 10%, this would result in a change in fair value of approximately RMB93.5 million in these balances. For the year ended December 31, 2004, the interest income derived from our cash balances at banks and temporary cash investments amounted to approximately RMB47.0 million. A 10% change in interest rates would have resulted in a change in interest income of approximately RMB4.7 million.

      Except as described above and in Notes 26 and 27 to our audited consolidated financial statements herein, our management believes that as of the end of December 31, 2004, at present and in our normal course of business, we are not subject to any other market-related risks.

CREDIT RISKS

      See "ITEM 8A.7 Legal Proceedings" for a discussion of our potential loss in our interests in Tiecheng resulting from a litigation. See "Item 5B. Liquidity and Capital Resources" for a discussion of the overdue time deposit held by Li Cheng.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

      There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

HOME COUNTRY PRACTICES

      Under the NYSE's corporate governance listing standards, we are required to disclose any significant ways in which our governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in our corporate governance practices compared to those followed by a U.S. domestic company under the NYSE listing standards, except for the following:

      - according to our Audit Committee Charter, the members of our audit committee, who are all non-executive independent directors, shall meet at least four times a year pursuant to the schedule determined by our audit committee.

      - we do not have a nominating committee or a corporate governance committee similar to that required for U.S. domestic companies;

      - we do not have a compensation committee similar to that required for U.S. domestic companies. Under the Corporate Governance Code implemented by the HKSE in January 2005, there is a mandatory requirement for a company listed on the HKSE to have a remuneration committee composed of a majority of independent non-executive directors;

      - we do not have formal corporate governance guidelines similar to those required for U.S. domestic companies. However, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, we have adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Working Ordinance for the Board of Supervisors, the Working Ordinance for the General Manager, the Capital Management Measures, the Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (1) director qualification standards and responsibilities; (2) key board committee responsibilities; (3) director access to management and, as necessary and appropriate, independent advisors; (4) director compensation; (5)management succession; and (6)director orientation and continuing education;

      - as a company listed on the HKSE, we are required to comply with applicable corporate governance and other related requirements of the HKSE Listing Rules, including the Corporate Governance Code, unless an exemption is available.

      - we have not adopted a code of business conduct and ethics for our directors, officers and employees similar to that required for U.S. domestic companies. We have implemented code of business conduct and ethics for senior management, including our General Manager, Deputy General Manager, Chief Accountant, Chief Engineer and Company Secretary. In addition, our directors are required to comply with the Model Code for Securities Transactions by Directors of Listed Companies set out in the HKSE Listing Rules, which sets out standards with which directors are required to comply with respect to transactions involving our securities.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Mr. Wilton Chau Chi Wai is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Chau and each of the other members of the Audit Committee is an "independent director" as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual.

ITEM 16B. CODE OF ETHICS

      We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer and other senior officers on April 20, 2004. A copy of this code of ethics was filed with the SEC as Exhibit 11.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2003.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our international auditors for 2004 have been approved at the annual general meeting of Guangshen Railway held on June 10, 2004.

      PwC was our international auditors for 2003 and 2002.

      The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2004 and 2003.

                                              2004                2003
                                              ----                ----
                                                 (RMB MILLIONS)
Audit Fees                                     2.0                 2.0
Audit-related Fees                               -                   -
Tax Fees                                         -                   -
All Other Fees                                   -                   -

                                               ---                 ---
Total                                          2.0                 2.0
                                               ===                 ===

      Other than the audits performed on our financial statements, PwC did not provide any services to us in 2004 and 2003. The Audit Committee Charter, which was adopted by our board of directors on August 12, 2004 based on the applicable guidelines set forth in the HKSE Listing Rules and U.S. Sarbanes-Oxley Act of 2002, provides that our audit committee is responsible for, among other matters, supervising the audit of our Company, including the assessment and evaluation of the nature, quality and scope of work and the fees of our external auditors. Pursuant to paragraph (c)(7)(i)(A) of Rule 2-01 of Regulation S-X, the engagement of PwC to perform these audit services were approved by our audit committee and our board of directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      During the year ended December 31, 2004, there was no purchase, sale or redemption of our equity securities by us, or any of our subsidiaries.

                                    PART III

                          ITEM 17. FINANCIAL STATEMENTS

      We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

                          ITEM 18. FINANCIAL STATEMENTS

      See pages F-1 to F-47 following ITEM 19.

                                ITEM 19. EXHIBITS

      (a)   See pages F-1 to F-47 following this item.

      (b)   Index of Exhibits

      Documents filed as exhibits to this annual report:

Exhibit
Number      Description
-------     -----------
1.1         Articles of Association

4.1         Railway Business Related Assets Purchase Agreement dated November
            15, 2004 between Guangshen Railway Company Limited and Guangzhou
            Railway Group Yangcheng Railway Company

4.2         Land Lease Agreement dated November 15, 2004 between Guangshen
            Railway Company Limited and Guangzhou Railway (Group) Company

4.3         Comprehensive Services Agreement dated November 15, 2004 between
            Guangshen Railway Company Limited and Guangzhou Railway (Group)
            Company

4.4         Comprehensive Services Agreement dated November 15, 2004 between
            Guangshen Railway Company Limited and Guangzhou Railway Group
            Yangcheng Railway Company

7.1 Statements explaining how certain ratios are calculated in this annual report

8.1         List of significant subsidiaries of Guangshen Railway Company
            Limited as of December 31, 2004

12.1 Section 302 principal executive officers' and principal financial officer's certifications

13.1 Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002.

                          INDEX TO FINANCIAL STATEMENTS

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                                                                                       Page
                                                                                       ----
Report of Independent Registered Public Accounting Firm                                 F-2
Consolidated Income Statements for the years ended 31 December, 2002, 2003 and 2004     F-3
Consolidated Balance Sheets as of 31 December, 2003 and 2004                            F-4
Consolidated Cash Flow Statements for the years ended 31 December 2002, 2003 and
  2004                                                                                  F-5
Consolidated Statements of Changes in Equity for the years ended 31 December 2002,
  2003 and 2004                                                                         F-6
Notes to the Consolidated Financial Statements                                          F-7

[PRICEWATERHOUSECOOPERS LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Guangshen Railway Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the "Company") and its subsidiaries (established in the People's Republic of China) at 31 December, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 December, 2004, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with International Standards on Auditing issued by the International Federation of Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

Hong Kong
June 27, 2005

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED 31 DECEMBER, 2002, 2003 AND 2004

            (Amounts in thousands, except per share and per ADS data)

                                                                        Years ended 31 December,
                                                          ---------------------------------------------------
                                                 Notes       2002           2003          2004         2004
                                                 -----    ----------    -----------    ----------    --------
                                                             RMB            RMB           RMB          US$*
Revenues from railroad businesses
   Passenger                                               1,903,782      1,790,204     2,259,671     272,250
   Freight                                                   530,776        526,382       611,807      73,712
                                                          ----------    -----------    ----------    --------

   Sub-total                                               2,434,558      2,316,586     2,871,478     345,962
Revenues from other businesses                               166,266        151,596       166,671      20,081
                                                          ----------    -----------    ----------    --------

Total revenues                                             2,600,824      2,468,182     3,038,149     366,043
                                                          ----------    -----------    ----------    --------

Operating expenses

   Railroad businesses
     Business tax                                            (73,923)       (47,569)      (83,732)    (10,088)
     Labour and benefits                                    (373,781)      (347,649)     (492,581)    (59,347)
     Equipment leases and services                          (433,918)      (437,739)     (452,204)    (54,482)
     Materials and supplies                                 (192,141)      (216,993)     (245,534)    (29,582)
     Repair costs, excluding materials and
       supplies                                             (102,377)       (89,640)     (216,294)    (26,060)
     Depreciation                                           (335,508)      (290,014)     (334,501)    (40,301)
     Amortisation of leasehold land payments                 (15,131)       (15,602)      (15,704)     (1,892)
     Fees for social services                                (57,385)       (62,579)      (84,643)    (10,198)
     General and administrative expenses           4        (123,800)      (134,688)     (190,290)    (22,927)
     Others                                                 (101,251)      (113,382)     (126,338)    (15,221)
                                                          ----------    -----------    ----------    --------

     Sub-total                                            (1,809,215)    (1,755,855)   (2,241,821)   (270,098)
                                                          ----------    -----------    ----------    --------

   Other businesses
     Business tax                                             (9,373)        (7,226)       (7,840)       (945)
     Materials and supplies                                 (124,602)      (112,677)      (95,637)    (11,523)
     General and administrative expenses           4         (35,137)       (29,711)      (62,678)     (7,552)
                                                          ----------    -----------    ----------    --------

     Sub-total                                              (169,112)      (149,614)     (166,155)    (20,020)
                                                          ----------    -----------    ----------    --------

Total operating expenses                                  (1,978,327)    (1,905,469)   (2,407,976)   (290,118)
                                                          ----------    -----------    ----------    --------

Profit from operations                                       622,497        562,713       630,173      75,925

Other income                                       5           6,575         17,586         5,809         700
Interest income, net                               6          32,712         27,287        41,248       4,970
Share of losses of associates                     16            (323)        (2,508)      (12,119)     (1,460)
                                                          ----------    -----------    ----------    --------

Profit before tax                                            661,461        605,078       665,111      80,135

Income tax expense                                 7        (104,265)       (93,348)      (98,373)    (11,852)

Minority interests                                              (113)            32           746          90
                                                          ----------    -----------    ----------    --------

Profit attributable to shareholders                          557,083        511,762       567,484      68,373
                                                          ==========    ===========    ==========    ========

Dividends                                                    433,555        455,233       476,911      57,459

Earnings per share
    - Basic                                        8         RMB0.13        RMB0.12       RMB0.13    USD0.016
                                                          ==========    ===========    ==========    ========
    - Diluted                                      8             N/A            N/A           N/A         N/A
                                                          ==========    ===========    ==========    ========

Earnings per equivalent ADS
    - Basic                                        8         RMB6.42        RMB5.90       RMB6.54    USD0.788
                                                          ==========    ===========    ==========    ========
    - Diluted                                      8             N/A            N/A           N/A         N/A
                                                          ==========    ===========    ==========    ========

      The accompanying notes are an integral part of these consolidated financial statements.

----------------
*Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2004 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2004.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF 31 DECEMBER, 2003 AND 2004

                             (Amounts in thousands)

                                                                                      31 December,
                                                                      -------------------------------------------
                                                           Notes         2003             2004             2004
                                                           -----      ----------      ------------      ---------
                                                                         RMB              RMB              US$*
ASSETS

Current assets
     Cash and cash equivalents                                         1,402,359        1,169,255         140,874
     Temporary cash investments                               10         627,440        1,379,309         166,182
     Interest receivables                                                 25,497           10,513           1,267
     Trade receivables, net                                   11          80,614          106,652          12,850
     Materials and supplies, at cost                                      38,692           60,602           7,300
     Prepayments and other receivables, net                   12         223,463          206,060          24,827
     Due from related parties                                            199,921           56,064           6,755
                                                                      ----------       ----------       ---------

         Total current assets                                          2,597,986        2,988,455         360,055

Fixed assets                                                  13       6,952,878        6,973,279         840,154

Construction-in-progress                                      14         390,393          345,313          41,604

Leasehold land payments                                       15         652,083          636,379          76,672

Interests in associates                                       16         140,494          128,346          15,463

Available-for-sale investments                                17         167,962          167,962          20,236

Deferred tax assets                                           18           6,154           18,406           2,218

Deferred staff costs                                          19         166,003          150,911          18,182
                                                                      ----------       ----------       ---------

         Total assets                                                 11,073,953       11,409,051       1,374,584
                                                                      ==========       ==========       =========

LIABILITIES AND EQUITY

Current liabilities
     Trade payables                                                       34,625           56,272           6,780
     Payables for construction of fixed assets                           148,258          164,591          19,830
     Accrued expenses and other payables                      20         358,287          518,808          62,507
     Due to Parent Company                                                37,230           24,617           2,966
     Due to related parties                                              120,605          172,121          20,737
     Dividend payable                                                        232              456              55
                                                                      ----------       ----------       ---------

         Total current liabilities                                       699,237          936,865         112,875
                                                                      ----------       ----------       ---------

Minority interests                                                        52,358           51,612           6,218
                                                                      ----------       ----------       ---------

Commitments and contingencies                              28,30               -                -               -
                                                                      ----------       ----------       ---------

Equity
     Common stock, par value RMB1.00 per share,
         4,335,550 shares authorized and outstanding          21       4,335,550        4,335,550         522,355
     Additional paid-in capital                                        3,984,135        3,970,100         478,325
     Dedicated capital                                                 1,368,627        1,369,711         165,026
     Retained earnings                                                   634,046          745,213          89,785
                                                                      ----------       ----------       ---------

         Total equity                                                 10,322,358       10,420,574       1,255,491
                                                                      ----------       ----------       ---------

         Total liabilities and equity                                 11,073,953       11,409,051       1,374,584
                                                                      ==========       ==========       =========

      The accompanying notes are an integral part of these consolidated financial statements.

-----------------
*Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2004 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2004.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

              FOR THE YEARS ENDED 31 DECEMBER, 2002, 2003 AND 2004

                             (Amounts in thousands)

                                                                            Year ended 31 December,
                                                            ------------------------------------------------------
                                                              2002           2003            2004           2004
                                                            ---------      ---------      ----------      --------
                                                               RMB            RMB            RMB            US$*
CASH FLOWS FROM OPERATING ACTIVITIES:
   Profit attributable to shareholders                        557,083        511,762         567,484        68,373
   Adjustments for:
       Minority interests                                         113            (32)           (746)          (90)
       Income tax expense                                     104,265         93,348          98,373        11,852
       Depreciation                                           337,797        291,653         336,089        40,493
       Amortisation of leasehold land payments                 15,131         15,602          15,704         1,892
       Loss on disposals of fixed assets                       29,339         16,935             234            28
       Amortisation of deferred staff costs                    15,092         15,092          15,092         1,818
       Share of losses of associates                              323          2,508          12,119         1,460
       Provision for doubtful accounts                          4,598            172          18,750         2,259
       Interest expense                                         4,064          2,359           1,030           124
       Interest income                                        (36,920)       (29,755)        (42,384)       (5,107)
       Decrease / (increase) in current assets
         Trade receivables                                     24,064        (28,621)        (26,038)       (3,137)
         Materials and supplies                                    86         (4,587)        (21,910)       (2,640)
         Prepayments and other receivables                     87,676         17,320           3,998           482
         Due from Parent Company                               (9,875)             -               -             -
         Due from associated companies                                                            29             3
         Due from related parties                               8,128         66,179         143,857        17,332
       Increase / (decrease) in current liabilities
         Trade payables                                       (27,314)        (7,109)         21,647         2,608
         Due to Parent Company                                      -        (13,821)        (12,613)       (1,520)
         Due to related parties                                99,549        (37,594)         51,516         6,207
         Accrued expenses and other payables                   48,529        (10,924)        139,619        16,822
       Interest paid                                           (4,064)        (2,359)         (1,030)         (124)
       Tax paid                                              (100,487)       (99,679)        (84,241)      (10,150)
                                                            ---------      ---------      ----------      --------
   Net cash provided by operating activities                1,157,177        798,449       1,236,579       148,985
                                                            ---------      ---------      ----------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets and payments for
     construction-in-progress, net of related
     payables                                                (553,337)      (339,208)       (310,179)      (37,371)
   Proceeds from sale of fixed assets                          12,369          1,105           4,041           487
   Increase in interests in associates                         (4,761)          (374)              -             -
   Decrease / (increase) in temporary cash
     investments                                              777,898        (60,101)       (751,869)      (90,587)
   Purchase of available-for-sale investments                 (14,108)             -               -             -
   Interest received                                           32,942         23,109          57,368         6,912
                                                            ---------      ---------      ----------      --------
   Net cash from (used in) investing activities               251,003       (375,469)     (1,000,639)     (120,559)
                                                            ---------      ---------      ----------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Share issuance costs                                             -              -         (14,035)       (1,691)
   Dividends paid to Company's shareholders                  (356,490)      (433,561)       (455,009)      (54,820)
   Dividends paid to minority interests                        (4,153)          (105)              -             -
                                                            ---------      ---------      ----------      --------
   Net cash used in financing activities                     (360,643)      (433,666)       (469,044)      (56,511)
                                                            ---------      ---------      ----------      --------

Net increase / (decrease) in cash and cash equivalents      1,047,537        (10,686)       (233,104)      (28,085)

Cash and cash equivalents, beginning of year                  365,508      1,413,045       1,402,359       168,959
                                                            ---------      ---------      ----------      --------

Cash and cash equivalents, end of year*                     1,413,045      1,402,359       1,169,255       140,874
                                                            =========      =========      ==========      ========

* Analysis of the balances of cash and cash equivalents

                                             Year ended 31 December,
                             ----------------------------------------------------
                                2002           2003           2004         2004
                             ---------      ---------      ---------      -------
                                RMB            RMB            RMB           US$*
Cash and bank deposits       1,413,045      1,402,359      1,169,255      140,874
                             =========      =========      =========      =======

      The accompanying notes are an integral part of these consolidated financial statements.

---------------
*Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2004 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2004.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

              FOR THE YEARS ENDED 31 DECEMBER, 2002, 2003 AND 2004

                             (Amounts in thousands)

                                                                   Dedicated capital
                                                          -----------------------------------
                                     Share                           Statutory
                                    capital/  Additional  Statutory   public    Discretionary
                                    common      paid-in    surplus    welfare      surplus     Retained
                             Note    stock      Capital    reserve     fund        reserve     earnings      Total
                             ----  ---------  ----------  ---------  ---------  -------------  ---------  ----------
                                      RMB        RMB         RMB        RMB          RMB          RMB         RMB
Balances at 1 January, 2002        4,335,550  3,984,135     432,108   424,568      341,659      602,603   10,120,623
Profit attributable to
   shareholders                            -          -           -         -            -      557,083      557,083
Appropriation from retained
   earnings                   22           -          -      59,301    29,734            -      (89,035)           -
Dividends relating to 2001                 -          -           -         -            -     (433,555)    (433,555)
                                   ---------  ---------   ---------   -------     --------     --------   ----------

Balances at 1 January, 2003        4,335,550  3,984,135     491,409   454,302      341,659      637,096   10,244,151

Profit attributable to
   shareholders                            -          -           -         -            -      511,762      511,762
Appropriation from retained
   earnings                   22           -          -      54,165    27,092            -      (81,257)           -
Dividends relating to 2002                 -          -           -         -            -     (433,555)    (433,555)
                                   ---------  ---------   ---------   -------     --------     --------   ----------

Balances at 1 January, 2004        4,335,550  3,984,135     545,574   481,394      341,659      634,046   10,322,358

Profit attributable to
   shareholders                            -          -           -         -            -      567,484      567,484
Share issuance costs                       -    (14,035)          -         -            -            -      (14,035)
Appropriation from retained
   earnings                   22           -          -      59,771    29,900            -      (89,671)           -
Dividends relating to 2003     9           -          -           -         -            -     (455,233)    (455,233)
                                   ---------  ---------   ---------   -------     --------     --------   ----------

Balances at 31 December,
   2004                            4,335,550  3,970,100     605,345   511,294      341,659      656,626   10,420,574
                                   =========  =========   =========   =======     ========     ========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

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

Prior to the formation of the Company, the Businesses were carried on by the Company's predecessor, Guangshen Railway Company (the "Predecessor"), and certain of its subsidiaries, and in certain cases, by Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries, which were all under the common control and jurisdiction of the PRC Ministry of Railways (the "MOR"). The Predecessor was controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on 8 March, 1996 and with effect from 6 March, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring").

In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (the "Group").

The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, principally services in the stations and sales of food, beverages and merchandise aboard the trains and in the stations.

The directors of the Company considered Guangzhou Railway (Group) Company, a state-owned enterprise established in the PRC, to be the ultimate holding company.

The Group conducts its operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of North American and Western European companies. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange, government regulation of the railway system, development and competition in the transportation industry, insurance, entry by the PRC with the World Trade Organisation (the "WTO"), and the ability to obtain sufficient financing. These are described further in the following paragraphs:

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

      In connection with the Restructuring, the Company was granted special flexibility and autonomy in areas such as obtaining freight cars, scheduling services and determining the mix of passenger seat classes within its own line, routing trains through bottlenecks and dispatching empty freight cars to destinations beyond its rail line. In addition, in February 1996, the State Council granted the Company, with effect from 1 April, 1996, increased flexibility and autonomy with respect to the setting of passenger fares and freight tariffs. This regulatory flexibility and autonomy allows the Company a greater degree of control over its operations and the ability to adjust its services to meet market demand. Further, in preparation for the offering in 1996, the Company received legal clarification and confirmation of its asset ownership, corporate powers and relationships with service providers and other entities in the national railway system.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

1.    ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

(f)   Development and competition in the transportation industry (Cont'd)

      Intensifying competition from other forms of transportation may affect the Group's profitability and growth. With the gradual implementation of the PRC government's policies of supporting infrastructure industries, the railway transportation sector, particularly the passenger transportation business, is facing increasing competition from other means of surface, air and water transportation. The Group, in particular, faces significant competition from bus services operating in the Pearl River Delta.

(g)   Insurance

      The Company does not currently maintain any insurance coverage with third party carriers against third party liabilities. Pursuant to applicable PRC regulations and the practice of national railway companies, the Company is liable for (i) personal injury to or death our passengers in the case of accidents for up to RMB20 per passenger and (ii) personal injury to or death of passengers for fault for up to RMB60 per passenger. With respect to loss of or damage to baggage, parcels and freight, the Company's customers may elect to purchase insurance administered by the MOR for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB0.03 for each 10-kilogram of damaged baggage and/or parcels. Similarly, freight transport customers who elect not to purchase insurance may recover up to RMB0.1 for each ton of damaged freight.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

1.    ORGANISATION AND PRINCIPAL ACTIVITIES (CONT'D)

(g)   Insurance (Con'd)

      Before November of 2004, the Company does not maintain medical insurance or disability insurance with any third party insurance carriers. The Company adopted internal rules to provide for medical and disability benefits to its employees, consistent with MOR regulations and practices and relevant regulations of the Shenzhen municipality. The Company entered into service agreements with the Parent Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company ("GEDC"), a wholly-owned subsidiary of the Parent Company, pursuant to which the health care facilities owned by these entities provide medical services to the Company's employees and their families. After November of 2004, with the medical insurance reform, the Company entered the social insurance system organized by the government. Under the new medical insurance system, the Group's contributions to the medical insurance for the Group's employees in the PRC are made monthly to a government agency. The government agency is responsible for the medical liabilities relating to these employees. The Group accounts for these contributions on an accrual basis and the costs of the benefits are recognised as an expense in the period in which they are incurred.

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

(i)   Ability to obtain sufficient financing

      The Company may be unable to obtain sufficient financing to fund its substantial capital requirements, which could limit its growth potential. The Company estimates that it will require approximately RMB3,360,692 for capital expenditures in 2005, mainly for financing the construction of its fourth track between Guangzhou and Shenzhen, the improvement of eastern station of Guangzhou, the purchase of additional locomotives and trains. The Company's actual capital requirements may be greater. The Company may not be able to obtain sufficient funds on commercially acceptable terms. If adequate capital is not available, the Company's planned capital expenditure and business prospects could be adversely affected.

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

      -     Reversal of amortisation of deferred renovation expenses;

      - Difference in depreciation charges on fixed assets resulting from reclassification;

      - Recognition of government grants by deducting the carrying value of fixed assets; and

      -     Recording of the share issuance costs to the reserves.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(a)   Basis of presentation (Cont'd)

      In 2003, there was a change of accounting estimate in respect of the useful lives of certain fixed assets. The financial effects of the change of accounting estimate were reported in the previous year's consolidated financial statements.

      The consolidated financial statements reflect certain reclassification and additional disclosures to conform more closely to presentations customary in filings with the Securities and Exchange Commission of the United States of America.

      Differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") as applicable to the group are set forth in Note 31.

      Translation of amounts from RMB into US$ for the convenience of the reader has been made at the Noon Buying Rate on 31 December, 2004 of US$1.00=RMB8.3 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December, 2004.

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

      Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

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

      Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

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

(h)   Construction-in-progress

      Construction-in-progress represents plant and facilities, including railroad stations and maintenance facilities under construction and machinery pending for installation. This includes the costs of construction and acquisition. No depreciation is provided on construction in progress until the asset is completed and ready for use.

(i)   Leasehold land payments

      All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land for its rail line, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method.

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

(n)   Materials and supplies

      Materials and supplies consist mainly of items for repair and maintenance of track, and are stated at lower of cost and net realisable value. Materials and supplies are expensed when used.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(p)   Temporary cash investments

      Temporary cash investments represent short-term deposits with original maturities ranging from three months to one year, which are held for investment purpose and are stated at amortised cost.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(t)   Government grants

      Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets and are credited to the income statement on a straight-line basis over the useful lives of the fixed assets.

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

      (ii)  Interest income

            Interest income from bank deposits is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(w)   Dividends

      Dividends are recorded in the Group's financial statements in the period in which they are approved by the Company's shareholders.

(x)   Segments

      Business segments: for management purposes the Group is organised into railroad transportation and other business operations. The divisions are the basis upon which the Group reports their primary segment information. Financial information on business segments is presented in Note 3.

      Inter-segment transactions: segment revenues, segment expenses and segment performance include transfers between business segments. Those transfers are eliminated on consolidation.

(y)   Comparatives

      Certain amounts reported in previous years have been reclassified to conform with current year presentation.

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

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

3.    SEGMENTAL INFORMATION

(a)   Business segments (Cont'd)

      An analysis by business segment is as follows:

                                                     Railroad businesses             Other businesses           Unallocated
                                             ----------------------------------- ------------------------ -----------------------
                                                2004        2003        2002      2004     2003   2002     2004    2003     2002
                                             ----------- ----------- ----------- ------- ------- -------- ------- ------- -------
                                               RMB'000     RMB'000     RMB'000   RMB'000 RMB'000 RMB'000  RMB'000 RMB'000 RMB'000
Revenues
- External                                    2,871,478   2,316,586   2,434,558  166,671 151,596 166,266       -       -       -
- Inter-segment                                       -           -           -   58,727  52,172  75,188       -       -       -
                                             ----------  ----------  ----------  ------- ------- -------  ------  ------  ------
                                              2,871,478   2,316,586   2,434,558  225,398 203,768 241,454       -       -       -
                                             ==========  ==========  ==========  ======= ======= =======  ======  ======  ======

Segment result                                  629,657     560,731     625,343      516   1,982  (2,846)      -       -       -
Other income                                      5,175      16,809       1,411      634     777   5,164       -       -       -
Interest income                                  41,850      29,349      36,281      534     406     639       -       -       -
Finance costs                                         -           -           -        -       -       -  (1,136) (2,468) (4,208)
Share of losses of associates                   (12,119)     (2,508)       (323)       -       -       -       -       -       -
Income tax expense
Minority interests


Profit attributable to shareholders


Other information
Segment assets                               11,046,722  10,082,637  10,147,098  215,577 844,668 962,077       -       -       -

Deferred tax assets                                   -           -           -        -       -       -  18,406   6,154   7,577

Interests in associates                         128,346     140,494     139,972        -       -     870       -       -       -


Total assets


Segment liabilities                             757,510     429,123     678,303  103,477 220,620 251,719       -       -       -

Taxes payable                                         -           -           -        -       -       -  75,878  49,494  71,844


Total liabilities


Capital expenditure                             315,035     298,890     526,700   11,477   7,103   8,330       -       -       -


Non-cash expenses - Depreciation                334,501     290,014     335,508    1,588   1,639   2,289       -       -       -

                  - Amortisation of
                     leasehold land payments     15,704      15,602      15,131        -       -       -       -       -       -

                  - Provision for doubtful
                     accounts                    18,668         123       4,257       82      49     341       -       -       -

                  - Amortisation of deferred
                     staff costs                 15,092      15,092      15,092        -       -       -       -       -       -

                                                   Consolidation                      Total
                                             -------------------------- -----------------------------------
                                               2004    2003     2002       2004        2003        2002
                                             -------- -------- -------- ----------- ----------- -----------
                                             RMB'000  RMB'000  RMB'000    RMB'000     RMB'000     RMB'000
Revenues
- External                                         -        -        -   3,038,149   2,468,182   2,600,824
- Inter-segment                              (58,727) (52,172) (75,188)          -           -           -
                                             -------  -------  -------  ----------  ----------  ----------
                                             (58,727) (52,172) (75,188)  3,038,149   2,468,182   2,600,824
                                             =======  =======  =======  ==========  ==========  ==========

Segment result                                     -        -        -     630,173     562,713     622,497
Other income                                       -        -        -       5,809      17,586       6,575
Interest income                                    -        -        -      42,384      29,755      36,920
Finance costs                                      -        -        -      (1,136)     (2,468)     (4,208)
Share of losses of associates                      -        -        -     (12,119)     (2,508)       (323)
Income tax expense                                                         (98,373)    (93,348)   (104,265)
Minority interests                                                             746          32        (113)
                                                                        ----------  ----------  ----------

Profit attributable to shareholders                                        567,484     511,762     557,083
                                                                        ==========  ==========  ==========

Other information
Segment assets                                     -        -        -  11,262,299  10,927,305  11,109,175

Deferred tax assets                                -        -        -      18,406       6,154       7,577

Interests in associates                            -        -        -     128,346     140,494     140,843
                                                                        ----------  ----------  ----------

Total assets                                                            11,409,051  11,073,953  11,257,594
                                                                        ==========  ==========  ==========

Segment liabilities                                -        -        -     860,987     649,743     930,022

Taxes payable                                      -        -        -      75,878      49,494      71,844
                                                                        ----------  ----------  ----------

Total liabilities                                                          936,865     699,237   1,001,866
                                                                        ==========  ==========  ==========

Capital expenditure                                -        -        -     326,512     305,993     535,030
                                                                        ==========  ==========  ==========

Non-cash expenses - Depreciation                   -        -        -     336,089     291,653     337,797
                                                                        ==========  ==========  ==========
                  - Amortisation of
                     leasehold land payments       -        -        -      15,704      15,602      15,131
                                                                        ==========  ==========  ==========
                  - Provision for doubtful
                     accounts                      -        -        -      18,750         172       4,598
                                                                        ==========  ==========  ==========
                  - Amortisation of deferred
                     staff costs                   -        -        -      15,092      15,092      15,092
                                                                        ==========  ==========  ==========

For the years ended 31 December, 2002, 2003 and 2004, no revenues from a single customer accounted for 10 percent or more of the Group's total revenues.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

3.    SEGMENTAL INFORMATION (CONT'D)

(b)   Geographic segments

      For the year ended 31 December, 2004, all of the Group's business operations are conducted in the PRC.

4.    GENERAL AND ADMINISTRATIVE EXPENSES

                                                             Year ended 31 December,
                                                       ---------------------------------
                                                         2002         2003         2004
                                                       -------      -------      -------
                                                         RMB          RMB          RMB
Wages and bonus                                         16,226       14,936       46,043
Retirement and employee benefits                        49,722       58,778      100,659
Utility expenses                                           195          219          138
Office expenses                                         15,538       15,414       15,131
Construction duty, land use fees and other duties        3,761        3,539        1,683
Depreciation                                             1,625        1,693        1,589
Amortisation of deferred staff costs                    15,092       15,091       15,092
Provision for doubtful accounts                          4,598          172       18,750
Others                                                  52,180       54,557       53,883
                                                       -------      -------      -------

                                                       158,937      164,399      252,968
                                                       =======      =======      =======
Attributable to:
     Railroad businesses                               123,800      134,688      190,290
     Other businesses                                   35,137       29,711       62,678
                                                       -------      -------      -------

                                                       158,937      164,399      252,968
                                                       =======      =======      =======

5.    OTHER INCOME

                              Year ended 31 December,
                             --------------------------
                              2002      2003      2004
                             -----    -------    ------
                              RMB       RMB        RMB
Exchange losses /(gain)        799    (1,356)     (363)
Others                       5,776    18,942     6,172
                             -----    ------     -----

                             6,575    17,586     5,809
                             =====    ======     =====

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

6.    INTEREST INCOME, NET

                              Year ended 31 December,
                            ---------------------------
                              2002      2003     2004
                            -------   -------   -------
                              RMB       RMB       RMB
Finance costs               (4,208)   (2,468)   (1,136)
Interest income             36,920    29,755    42,384
                            ------    ------    ------

                            32,712    27,287    41,248
                            ======    ======    ======

7.    INCOME TAX EXPENSE

Enterprises established in Shenzhen Special Economic Zone are subject to income tax at a reduced rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to a reduced income tax rate of 15% starting from the same year. The income tax rate of the Company for the year ended 31 December, 2004 is 15%.

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

Details of taxation charged to the consolidated income statement during the year were as follows:

                                                                       Year ended 31 December,
                                                                     ----------------------------
                                                                       2002      2003      2004
                                                                     --------   ------   --------
                                                                       RMB       RMB       RMB
Provision for PRC income tax                                         106,649    91,925   110,625
Deferred tax benefits resulting from recognition of bad debts
   aging over three years                                                  -         -    (9,404)
Deferred tax (benefit) / charge resulting from provision for
   doubtful accounts                                                  (1,173)      316    (2,813)
Deferred tax (benefit) / charge resulting from loss on the
   disposals of fixed assets                                          (1,211)    1,107       (35)
                                                                     -------    ------   -------

                                                                     104,265    93,348    98,373
                                                                     =======    ======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

7.    INCOME TAX EXPENSE (CONT'D)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the applicable tax rate of the Company as follows:

                                                                        2002             2003             2004
                                                                     ----------       ----------       ----------
                                                                     Percentage       Percentage       Percentage
Weighted average statutory tax rate                                     15.0%            15.0%           15.0%
Tax effect of expenses that are not deductible in determining taxable profit:
   - Amortisation of deferred staff costs                                0.3%             0.4%            0.3%
   - Share of loss of associate                                            -                -             0.3%
   - Entertainment expenses over deductible limits                                                        0.3%
Effect of different tax rates for certain subsidiaries                   0.4%               -             0.3%
Deferred tax benefits resulting from recognition of bad
  debts aging over three years                                                                           (1.4%)
                                                                        ----             ----            ----

Effective income tax rate                                               15.7%            15.4%           14.8%
                                                                        ====             ====            ====

8.    EARNINGS PER SHARE AND PER EQUIVALENT ADS

The calculation of basic earnings per share and per equivalent ADS were based on the profit attributable to shareholders for the year attributable to ordinary shareholders of RMB567,484 (2003: RMB511,762), divided by the weighted average number of ordinary shares and equivalent ADS outstanding during the year of 4,335,550,000 and 86,711,000 respectively (2003: 4,335,550,000 and 86,711,000 respectively). No diluted earnings per share and per equivalent ADS were presented as there were no dilutive potential ordinary shares as of year end.

9.    DIVIDENDS

                                                                       2003       2004
                                                                     -------     -------
                                                                     RMB'000     RMB'000
Final, proposed, of RMB0.11 (2003: RMB0.105) per ordinary share      455,233     476,911
                                                                     =======     =======

At a meeting held on 17 March, 2005, the directors proposed a final dividend of RMB0.11 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31, December 2005.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

10.   TEMPORARY CASH INVESTMENTS

                                                                        31 December,
                                                                   ---------------------
                                                          Note      2003          2004
                                                          ----     -------     ---------
                                                                     RMB          RMB
Time deposits with maturities over three months in banks   (a)     459,440     1,211,309
Time deposits with maturities over three months in the
   MOR's Railway Deposits-taking Center                    (b)     168,000       168,000
                                                                   -------     ---------

                                                                   627,440     1,379,309
                                                                   =======     =========

(a) Time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB, Hong Kong dollars ("HK$"), and US dollars ("USD") (2003: RMB and USD) with original maturities ranging from six months to one year, placed with banks in the PRC. The annual interest rate of RMB deposits ranged from 1.71% to 2.07% in 2004 (2003: 1.98%), the annual interest rate of HK$ deposit was 1.2% (2003: 1.13%), and the annual interest rates of USD deposits were LIBOR plus a floating rate ranging from -0.2% to 0% (2003: LIBOR plus a floating rate ranging from -0.2% to 0%). Total interest earned from such deposits amounted to approximately RMB 15,015 for the year (2003: approximately RMB 11,868).

(b) Time deposits with maturities over three months in the MOR's Railroad Deposit-taking Center consist of short-term deposits denominated in RMB (2003: RMB) with original maturities of one year (2003: one year). The annual interest rate of RMB deposits was 1.98% in 2004 (2003: 1.98%). Total interest earned from such deposits amounted to approximately RMB 3,098 (2003: approximately RMB 3,326) for the year (see Note 24(b)).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

11.   TRADE RECEIVABLES, NET

                                               31 December,
                                          ---------------------
                                            2003          2004
                                          --------     --------
                                            RMB           RMB
Trade receivables                          96,037      122,075
Less: Provision for doubtful accounts     (15,423)     (15,423)
                                          -------      -------

                                           80,614      106,652
                                          =======      =======

The credit terms of trade receivables are within one year. The aging analysis of trade receivables, net was as follows:

                                       31 December,
                                    ------------------
                                     2003       2004
                                    ------     -------
                                      RMB        RMB
Within 1 year                       75,674      99,297
Over 1 year but within 2 years       4,719       7,332
Over 2 years but within 3 years        221          23

                                    80,614     106,652
                                    ======     =======

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers, who are widely dispersed. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade receivables.

Movements of provision for doubtful accounts:

                            Year ended 31 December,
                            -----------------------
                             2003             2004
                            -------          ------
                              RMB             RMB
At beginning of year        15,959           15,423
Reversal during the year      (536)               -
                            ------           ------

At end of year              15,423           15,423
                            ======           ======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

12.   PREPAYMENTS AND OTHER RECEIVABLES, NET

                                                  31 December,
                                            -----------------------
                                              2003           2004
                                            --------       --------
                                              RMB             RMB
Other receivables                           157,690        200,555
Less: Provision for doubtful accounts       (38,288)       (57,038)
                                            -------        -------
Other receivables, net                      119,402        143,517
Prepayments                                 104,061         62,543
                                            -------        -------

                                            223,463        206,060
                                            =======        =======

Movements of provision for doubtful accounts:

                                            Year ended 31 December,
                                            -----------------------
                                             2003             2004
                                            -------          ------
                                             RMB              RMB
At beginning of year                        39,898           38,288
Addition of provision during the year          172           18,750
Reversal during the year                    (1,782)               -
                                            ------           ------

At end of year                              38,288           57,038
                                            ======           ======

As of 31 December, 2004 and 2003, the Company had fixed deposit with the principal amount of approximately RMB31.365 million in Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"). The Company had not been able to recover the principal from Li Cheng upon the expiry of the fixed deposit term. In March 1999, the Company instituted legal proceedings against Li Cheng to recover the deposit and the related interest. According to the court verdict dated 12 October, 1999, Li Cheng was required to repay the deposit principal and the related interest to the Company. As Li Cheng failed to execute the court ruling, the Company further applied to the court for compulsory enforcement of the court order. In July 2000, Li Cheng filed a petition to the court for winding up. On 9 November, 2000, the court ordered the suspension of execution of the court ruling dated 12 October, 1999, while Li Cheng was undergoing a winding-up. On 23 November, 2000, the Company applied to the Guangdong Provincial Government for allocation of special funds by the government to Li Cheng for repayment of the Company's deposit principal. The provincial government accepted the petition and requested the municipal government to follow up on the case. In 2002, the Company reclassified such amount from temporary cash investment and accounted for 50% provision pursuant to management's estimates. As of the date of this report, the fixed deposit has not yet been collected. Based on the management's current estimates, the Company accounted for full provision in 2004.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

13.   FIXED ASSETS, NET

                                                          Track,
                                                         bridges    Locomotives  Communications    Other
                                                           and          and           and        machinery
                                            Leasehold    service      rolling      signalling       and
                                Buildings  improvement    roads        stock        systems      equipment     Total
                                ---------  -----------  ----------  -----------  --------------  ----------  ---------
                                   RMB         RMB         RMB          RMB           RMB           RMB         RMB
Cost/valuation
At 1 January, 2003              1,941,156     38,500    4,245,546   1,026,205       297,106      1,585,712   9,134,225
Additions                             260          -            -      21,679           916         32,823      55,678
Transfer from
  construction-in-progress        209,479          -      123,832           -           720        198,718     532,749
Government grants                 (17,000)         -            -           -             -              -     (17,000)
Reclassification                 (154,024)         -      (37,113)          -         5,936        185,201           -
Disposals                         (92,503)         -      (16,560)     (4,992)       (4,600)       (33,116)   (151,771)
                                ---------     ------    ---------   ---------       -------      ---------   ---------

At 31 December, 2003            1,887,368     38,500    4,315,705   1,042,892       300,078      1,969,338   9,553,881
Additions                          22,644                              15,232         3,379            355      41,610
Transfer from
  construction-in-progress        229,261                  26,851                    17,905         55,965     329,982
Reclassification*                 171,753                 (21,878)                   21,992       (171,867)          -
Disposals                         (15,216)                 (3,600)                   (1,260)       (18,311)    (38,387)
                                ---------     ------    ---------   ---------       -------      ---------   ---------

At 31 December, 2004            2,295,810     38,500    4,317,078   1,058,124       342,094      1,835,480   9,887,086
                                ---------     ------    ---------   ---------       -------      ---------   ---------

Representing:
At cost                           457,122     38,500      187,339      37,781        68,116        325,136   1,113,994
At 2002 professional valuation  1,838,688          -    4,129,739   1,020,343       273,978      1,510,344   8,773,092
                                ---------     ------    ---------   ---------       -------      ---------   ---------

                                2,295,810     38,500    4,317,078   1,058,124       342,094      1,835,480   9,887,086
                                ---------     ------    ---------   ---------       -------      ---------   ---------

Accumulated depreciation
At 1 January, 2003                376,192     13,475    1,037,553     271,152       178,397        459,176   2,335,945
Charges for the year               54,399      7,700       46,476      47,648        34,144        101,286     291,653
Reclassification*                       -          -      (16,682)          -           563         16,119           -
Disposals                            (921)         -       (2,550)     (4,992)       (4,417)       (13,715)    (26,595)
                                ---------     ------    ---------   ---------       -------      ---------   ---------

At 31 December, 2003              429,670     21,175    1,064,797     313,808       208,687        562,866   2,601,003
Charges for the year               75,363      7,700       51,103      44,126        35,609        122,188     336,089
Reclassification                    9,226          -           77           -           777        (10,080)          -
Disposals                          (1,915)         -       (3,240)          -        (1,248)       (16,882)    (23,285)
                                ---------     ------    ---------   ---------       -------      ---------   ---------

At 31 December, 2004              512,344     28,875    1,112,737     357,934       243,825        658,092   2,913,807
                                ---------     ------    ---------   ---------       -------      ---------   ---------

Net book value
At 31 December, 2004            1,783,466      9,625    3,204,341     700,190        98,269      1,177,388   6,973,279
                                =========     ======    =========   =========       =======      =========   =========

At 1 January, 2004              1,457,698     17,325    3,250,908     729,084        91,391      1,406,472   6,952,878
                                =========     ======    =========   =========       =======      =========   =========

Had the fixed assets been carried at cost less accumulated depreciation, the carrying amounts at 31 December, 2004 would have been:

Cost                            1,595,705     38,500    3,667,016   1,038,319       316,272      1,739,089   8,394,901
Accumulated depreciation          265,812     28,875      736,830     314,177       222,916        582,978   2,151,588
                                ---------     ------    ---------   ---------       -------      ---------   ---------

                                1,329,893      9,625    2,930,186     724,142        93,356      1,156,111   6,243,313
                                =========     ======    =========   =========       =======      =========   =========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

13.   FIXED ASSETS, NET (CONT'D)

* During the year ended 31 December, 2004, based on the construction completion reports, the directors reclassified certain fixed assets to appropriate categories. Accordingly, the carrying amounts of the aforesaid fixed assets are depreciated over their remaining useful lives under the respective categories.

   On 6 March, 1996, the fixed assets of the Group were revalued by Vigers Hong Kong Limited (the "Valuer"), a qualified independent valuer in Hong Kong, using a replacement cost approach and open market value approach. The replacement cost approach considers the cost to replace in new condition the assets appraised for similar assets, and includes purchase price, delivery charge and installation cost. The purchase price is based on the open market value. The Valuer assumed that the assets will be used for the purposes for which they are presently used and did not consider alternative uses. The total revalued amount based on the aforesaid 1996 revaluation was RMB 5,318,202,000. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group as of 6 March, 1996, and depreciation on the increment to fixed assets commenced on that date. Upon the Restructuring, the revaluation surplus was converted to shares allotted to the Parent Company.

   On 30 September, 2002, the fixed assets were revalued by Pan-China (Schinda) Certified Public Accountants, a qualified independent valuer registered in the PRC, on a replacement cost approach and open market value approach, where applicable. These fixed assets were stated at their revalued amounts in the financial statements as of 30 September, 2002.

   The directors of the Company are of the opinion that the carrying values of fixed assets as of 31 December, 2004 approximated to their fair values.

14.   CONSTRUCTION-IN-PROGRESS

                                 31 December,
                            -----------------------
                              2003          2004
                            ---------     ---------
                               RMB           RMB
At 1 January                 672,827       390,393
Additions                    250,315       284,902
Transfer to fixed assets    (532,749)     (329,982)
                            --------      --------

At 31 December               390,393       345,313
                            ========      ========

As of 31 December, 2004, there was no interest capitalised in the construction-in-progress as the Group had no bank borrowings.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

15.   LEASEHOLD LAND PAYMENTS

                                               Year ended 31 December,
                                             --------------------------
                                               2003              2004
                                             -------            -------
                                               RMB               RMB
Cost
At 1 January                                 760,087            770,774
Additions                                     10,687                  -
Disposals                                          -                  -
                                             -------            -------

At 31 December                               770,774            770,774
                                             -------            -------
Accumulated amortisation
At 1 January                                 103,089            118,691
Charges for the year                          15,602             15,704
Disposals                                          -                  -
                                             -------            -------

At 31 December                               118,691            134,395
                                             -------            -------

Net book value
At 31 December                               652,083            636,379
                                             =======            =======

At 1 January                                 656,998            652,083
                                             =======            =======

16.  INTERESTS IN ASSOCIATES

                                                    31 December,
                                             --------------------------
                                              2003               2004
                                             -------            -------
                                             RMB'000            RMB'000
Share of net assets, at 1 January            136,574            134,066
Share of losses                               (2,508)           (12,119)
                                             -------            -------
Share of net assets, at 31 December          134,066            121,947

Due from associates                           48,437             48,402
Due to associates                                 (8)                (2)
                                             -------            -------
                                             182,495            170,347

Less: Provision for impairment in value      (29,689)           (29,689)
      Provision for doubtful accounts        (12,312)           (12,312)
                                             -------            -------

                                             140,494            128,346
                                             =======            =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

16.   INTERESTS IN ASSOCIATES (CONT'D)

Analysis of share of net assets of the associates is as follows:

                                             2003               2004
                                           RMB '000           RMB '000
At 1 January                               136,574            134,066
Share of losses before tax                  (2,417)           (12,070)
Share of taxation                              (91)               (49)
                                           -------            -------

At 31 December                             134,066            121,947
                                           =======            =======

The amounts due from/to associates were unsecured, interest free and had no fixed repayment terms. The provision for impairment in value and provision for doubtful accounts were provided for Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") as Zengcheng Lihua is in financial difficulty.

Movements of provision for impairment in value and for doubtful accounts are as follows:

                                             Year ended 31 December,
                                            ------------------------
                                             2003               2004
                                            ------             ------
                                             RMB                RMB
Beginning of year                           43,787             42,001
Utilisation during the year                 (1,786)                 -
                                            ------             ------

End of year                                 42,001             42,001
                                            ======             ======

As of 31 December, 2004, the Company had direct or indirect interests in the following companies which were incorporated/established and are operating in the
PRC:

                                                                   Percentage of
                                                  Date of         equity interest
                                              incorporation /     attributable to
          Name of the entity                   establishment        the Company     Paid-up capital       Principal activities
---------------------------------------      -----------------    ---------------   ---------------     -------------------------
Directly held by the Company

Guangzhou Tiecheng Enterprise Company              2 May, 1995                 49%   RMB245,000,000     Properties management and
   Limited                                                                                                trading of merchandise

Zengcheng Lihua Stock Company                    30 July, 1992                 27%   RMB100,000,000     Real estate, warehousing,
   Limited                                                                                                cargo loading and
                                                                                                          unloading

Indirectly held by the Company

Guangzhou Tielian Economy Development        27 December, 1994                 34%     RMB1,000,000     Warehousing and freight
   Company Limited                                                                                        transport agency

Guangzhou Huangpu Yuehua Freight                 20 July, 1990               33.3%     RMB6,610,000     Cargo loading and
   Transportation Joint Venture Company                                                                   unloading, warehousing,
   Limited                                                                                                freight transport agency

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

17.   AVAILABLE-FOR-SALE INVESTMENTS

                                                                 31 December,
                                                              ------------------
              Name of the investee company                      2003       2004
---------------------------------------------------           -------    -------
                                                              RMB'000    RMB'000
China Railway Communication Company Limited ("China
 Railcom")*                                                   121,854    121,854
Shenzhen Innovation Technology Investment Company
 Limited                                                       30,000     30,000
China Railway Express Company Limited                          13,608     13,608
Shenzhen Huatie Enterprise Company Limited                      2,000      2,000
Zhongtie Information Company Limited                              500        500
                                                              -------    -------

                                                              167,962    167,962
                                                              =======    =======


The Company's share of equity interests in each of the respective companies is not more than 10%. No quoted market prices are available for the above unlisted companies as of year end.

* China Railcom has confirmed in writing that the Company is entitled to the 0.69% equity interest in China Railcom as of 31 December, 2003. The relevant legal registration procedures have not been completed in 2004. Taking into account of a legal opinion, the directors believe that as at 31 December, 2004, the Company's equity investment in China Railcom is valid.

      Pursuant to Tiezhengfa (2004) No. 6 jointly issued by MOR and State-owned Assets Supervision and Administration Commissions, the Company is required to dispose its investment in China Railcom. For fulfilling such requirement, the Company has been negotiating with the Parent Company, which would buy the Company's investment in China Railcom. The management expected that the consideration will be no less than the carrying book value of the Company's investment in China Railcom as at 31 December, 2004.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

18.   DEFERRED TAX ASSETS

                                                                    31 December,
                                                                ---------------------
                                                                2003            2004
                                                                -----          ------
                                                                 RMB             RMB
Deferred tax assets:
  -   Provision for doubtful accounts                           2,699          14,916
  -   Loss on disposals of fixed assets                         3,455           3,490
                                                                -----          ------

                                                                6,154          18,406
                                                                =====          ======

The movements of deferred taxation during the years are as follows:

                                                                Year ended 31 December,
                                                               ------------------------
                                                                2003              2004
                                                               ------            ------
                                                                RMB               RMB
At beginning of year                                            7,577             6,154
(Debit) / credit to consolidated profit during the years       (1,423)           12,252
                                                               ------            ------

At end of year                                                  6,154            18,406
                                                               ======            ======

19.   DEFERRED STAFF COSTS

                                                                      31 December,
                                                                 ---------------------
                                                                  2003          2004
                                                                 -------       -------
                                                                 RMB'000       RMB'000
Cost, at 1 January and 31 December                               226,369       226,369
                                                                 -------       -------

Accumulated amortisation
At 1 January                                                     (45,274)      (60,366)
Charges for the year                                             (15,092)      (15,092)
                                                                 -------       -------

At 31 December                                                   (60,366)      (75,458)
                                                                 -------       -------

Net book amount
At 31 December                                                   166,003       150,911
                                                                 =======       =======
At 1 January                                                     181,095       166,003
                                                                 =======       =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

20.   ACCRUED EXPENSES AND OTHER PAYABLES

                                                       31 December,
                                                 ----------------------
                                                  2003           2004
                                                 -------        -------
                                                   RMB            RMB
Advances from customers                           89,840        127,411
Accrued expenses                                  24,000         74,173
Salary and welfare payables                       15,138         24,257
Taxes payables                                    49,494         75,878
Other payables                                   179,815        217,089
                                                 -------        -------

                                                 358,287        518,808
                                                 =======        =======

Other payables mainly represented various payables and deposits for daily operation of business.

Pursuant to Caishui [2004] No. 36 and Caishui [2003] No. 149 issued by MOF and State Administration of Taxation, the Group is exempted from certain real estate taxes amounting to approximately RMB14,000,000 for the year ended 31 December 2004 (2003: approximately RMB12,000,000). The grant of such exemption is subject to the acknowledgement of relevant authorities that the Company is a transportation company under the MOR. The directors believe that the Group is qualified for such exemption and is in the process of seeking the acknowledgement from the relevant authorities. Accordingly, such real estate taxes have not been accrued for in the accompanying financial statements.

21.   SHARE CAPITAL

As of 31 December, 2004, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

                                                                                       Percentage
                                                 Number of                             of capital
                                                  shares          Nominal value          stock
                                                 ---------        -------------        ----------
                                                   '000                RMB
Authorised, issued and fully paid:
   State-owned Domestic Shares                   2,904,250          2,904,250               67%
   H Shares                                      1,431,300          1,431,300               33%
                                                 ---------          ---------              ---

                                                 4,335,550          4,335,550              100%
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

The statutory surplus reserve, the discretionary surplus reserve and the share premium may be converted into share capital provided it is approved by a resolution at a shareholders' general meeting and the balance of the statutory surplus reserve does not fall below 25% of the registered capital stock. The Company may either distribute new shares in proportion to the number of shares held by shareholders, or increase the par value of each share.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

22.   DISTRIBUTION OF INCOME (CONT'D)

In accordance with the articles of association of the Company, dividends are determined based on the least of retained earnings determined in accordance with
(a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the statutory accounts have been prepared in accordance with PRC GAAP, the retained earnings as reported in the statutory accounts may be different from the amount reported in the accompanying statement of changes in shareholders' equity.

As of 31 December, 2004, the reserve of the Company available for distribution was approximately RMB694,086,000 (2003: approximately RMB656,893,000).

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

Starting from April 2002, the ultimate pension liability is under the management of local government authority. For administrative purpose, during the transition period from April 2002 to November 2004, the Group continued to pay such contributions to the Parent Company, which in turn paid such amounts to the relevant government authority. Since November 2004, the Group has paid all such contributions directly to the relevant government authority.

The retirement benefits borne by the Company in 2002, 2003 and 2004 were RMB 31,858, RMB39,999 and RMB42,950 respectively. As of 31 December, 2004, payable for pension obligations due to the Parent Company was nil (2003: nil).

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

(a) During the year, the Group had the following material transactions with related parties:

      Recurring transactions

      A significant portion of transactions undertaken by the Group during the year was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and/or stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with its related parties during the year:

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

24.   RELATED PARTY TRANSACTIONS (CONT'D)

      Recurring transactions (Cont'd)

                                                                                        Year ended 31 December,
                                                                            -----------------------------------------------
                                                                              2002               2003                2004
                                                                            -------             -------             -------
                                                                              RMB                 RMB                 RMB
Expense
Lease of locomotives and related services from Guangzhou Railway Group
   Yang Cheng Railway Company, a subsidiary of the Parent Company(i)         42,047              40,882              48,179

Provision of trains and related services from Guangmeishan Railway
   Company Limited, a subsidiary of the Parent Company (ii)                   4,864               5,305               6,066

Purchases of materials and supplies from Guangzhou Railway
   Material Supply Company, a subsidiary of the Parent Company(iii)          33,074              50,687              65,998

Social services (employee housing, health care, educational and public security services and other ancillary services) provided by the
   Parent Company and related parties (including Guangzhou Railway
   (Group) Guangshen Railway Enterprise Development Company) (ii)            66,744              68,079              94,246

Operating lease rentals paid to the MOR(i)                                   57,298              58,904              65,485

Provision of trains and related service through MOR(i)                      211,667             201,870             209,503

Provision of trains usage and related services from Guangzhou Railway
   (Group) Passenger Transportation Company, a subsidiary of the
   Parent Company(i)                                                          6,681               2,207                   -

Interest expenses paid to the Parent Company (iv)                             2,443               2,037                 553

Income

Interest received from the MOR's Railroad Deposit-taking Centre
   (see Note 10(b) and 24(b))                                                 3,239               3,516               6,111

Interest received from Pingnan Railway Company Limited, an
   associate of the Parent Company (iv)                                         806                 827                 527

Interest received from Guangmeishan Railway Company Limited (iv)              1,884                 901                 109

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

24.   RELATED PARTY TRANSACTIONS (CONT'D)

      Non-recurring transactions

                                                                           2002                2003                2004
                                                                          -------             -------             -------
                                                                          RMB'000             RMB'000             RMB'000
Expense

Provision of repair and maintenance services from Guangzhou Railway
    Engineer Construction Enterprise Development Company, a subsidiary
    of the Parent Company (i)                                                   -                   -              46,588

Provision of repair and maintenance services from
    Guangzhou Guangtie Huake Technology Service Company,
    a subsidiary of the Parent Company(i)                                       -                   -              12,320

Provision of management services for construction of
    fixed assets from the Parent Company (v)                                    -                   -               5,300
                                                                          =======             =======             =======

(i)   The services are based on the pricing scheme set by the MOR.

(ii) The services are based on the contractual prices determined at cost plus reasonable margin.

(iii) The prices of materials and supplies are based on market price.

(iv) The interest arose from the long-distance transportation services, which was calculated based on the average balances due from/to related parties on a quarterly basis, at the prevailing interest rates of six-month bank loans.

(v) In 2004, the Company entered into certain management agreements and supplementary agreements (collectively, the "Management Agreements") with the Parent Company. Pursuant to the Management Agreements, the Parent Company, on behalf of the Company, provided monitoring and supervision to the sub-contractors, who are responsible for construction of certain railway and stations to the Company. The management service fees are based on the pricing scheme set by MOR.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

24.   RELATED PARTY TRANSACTIONS (CONT'D)

(b) As of 31 December, 2002, the Group had the following material balances with related parties:

                                                                                                      31 December,
                                                                                             ------------------------------
                                                                                              2003                   2004
                                                                                             -------                -------
                                                                                               RMB                    RMB
Temporary cash investments in the MOR's Railroad Deposit-taking Center (see
    Note 10(b))                                                                              168,000                168,000
Bank deposits in the MOR's railroad Deposit-taking Center                                    321,985                862,508
Due to Parent Company (vi)                                                                   (37,230)               (24,617)
Due from related parties                                                                     199,921                 56,064
                                                                                            --------               --------
   - Trading balance (vii)                                                                    10,608                 36,531
   - Non-trading balance (vi)                                                                189,313                 19,533
                                                                                            --------               --------
Due to related parties                                                                      (120,605)              (172,121)
                                                                                            --------               --------
   - Trading balance (vii)                                                                   (60,128)               (83,492)
   - Non-trading balance (viii)                                                              (60,477)               (88,629)
                                                                                            --------               --------

(vi) As of 31 December, 2004, the balance with the Parent Company, which is non-trading in nature, and the non-trading balance due from related parties mainly represented the Company's payment on behalf of related parties, who were required to make settlements to the Parent Company in respect of their provision of long-distance transportation services. Interest arose from the balance due from the related parties is disclosed in Notes 24 (a) (iv).

(vii) The balances with related parties, which are of trading in nature, all aged within one year.

(viii) As of 31 December, 2004, the non-trading balance due to related parties mainly represented the Company's collection of railroad revenue on behalf of the related parties.

As of 31 December, 2004, the balances with the MOR, the Parent Company and related parties are unsecured, non-interest bearing and repayable on demand, except for those disclosed in Notes 10(b), 24(a). The trading balances are resulted from transactions carried out by the Group with related parties in the ordinary course of business, and/or in accordance with the bases as set out in
Note 24(a)(i), (ii) and (iii).

25.   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Non-cash transactions

During the year ended 31 December, 2004, the Group disposed certain staff quarters of approximately RMB11 million (2003: approximately RMB92 million) to their employees pursuant to its housing benefit scheme.

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

As of 31 December, 2004, cash and cash equivalents and temporary cash investments were mainly maintained with commercial banks in the PRC and the MOR's Railroad Deposit-taking Centre.

As of 31 December, 2004, balances denominated in USD and HK$ have been translated into RMB at the applicable market exchange rates as of that date.

27.   CONCENTRATION OF RISKS

(a)   Credit risk

      The carrying amount of cash and cash equivalents, accounts receivable and other receivables, and due from related parties and other current assets except for prepayments and deferred tax assets, represent the Group's maximum exposure to credit risk in relation to financial assets.

      The majority of the Group's accounts receivable relate to the rendering of services or sales of products to third party customers. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Group maintains a provision for doubtful accounts and actual losses have been within management's expectation.

      No other financial assets carry a significant exposure to credit risk.

(b)   Interest rate risk

      The directors of the Group believe that the exposure to interest rate risk of financial assets and liabilities as of 31 December, 2004 was minimum since their deviation from their respective fair values was not significant.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

27.   CONCENTRATION OF RISKS (CONT'D)

(c)   Currency risk

      Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not freely convertible into foreign currencies. On 1 January, 1994, the Mainland China government abolished the dual rate system and introduced single rate of exchange as quoted by the PBOC. However, the unification of the exchange rate does not imply free convertibility of Renminbi into foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorised to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institution requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

28.   COMMITMENTS

(a)   Capital commitments

      As of 31 December, 2004, the Group had the following capital commitments which are authorized but not contracted for and contracted but not provided for:

                                                                                              31 December,
                                                                                  ----------------------------------
                                                                                  2003                        2004
                                                                                  ----                       -------
                                                                                   RMB                         RMB
Authorised but not contracted for                                                    -                       451,500

Contracted but not provided for                                                      -                       693,828
                                                                                  ====                       =======

(b)   Operating lease commitments

      Total future minimum lease payments under non-cancelable operating leases were as follows:

                                                                                               31 December,
                                                                                   -----------------------------------
                                                                                    2003                        2004
                                                                                   -------                     -------
                                                                                    RMB                         RMB
Machinery and equipment

     - not more than one year                                                      108,000                     108,000
     - more than one year but not more than two years                              108,000                      75,375
     - more than two years but not more than three years                            75,375                           -
                                                                                   -------                     -------

                                                                                   291,375                     183,375
                                                                                   =======                     =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

28.   COMMITMENTS (CONT'D)

(c)   Commitment under a conditional acquisition agreement

      See Note 29.

29.   PROPOSED ACQUISITION OF A RAILWAY BUSINESS

On 15 November, 2004 the Company and Guangzhou Railway Group Yangcheng Railway Company (The "Vendor"), a wholly owned subsidiary of the Parent Company, have entered into an agreement for the acquisition of the railway transportation business between Guangzhou and Pingshi (currently operated by the Vendor) and the assets and liabilities relating to such business (the "Acquisition Agreement"). The consideration for the Acquisition was determined to be RMB 10,264,120,700, subject to confirmation from the relevant PRC authorities and certain adjustments to be made as per the Acquisition Agreement.

The Company intends to finance the payment of the Consideration with the proceeds of an A share issue with any shortfall being financed by internal resources / bank borrowings etc. These shares will be listed on the Shanghai Stock Exchange.

In this regard, the Company has applied to the relevant authorities in China for the issue and allotment of not more than 2.75 billion A shares. The Company submitted its application proposal relating to the A Share Issue to the China Securities Regulatory Commission (the "CSRC") on 31 December, 2004.

Pursuant to the requirements of the Listing Rules of Hong Kong, the proposed Acquisition will be deemed to be a very substantial acquisition by the Company. As the vendor is a wholly-owned subsidiary of the Parent Company, the controlling shareholder of the Company, the proposed Acquisition will also be considered a connected transaction of the Company.

In addition to the Acquisition Agreement, the Company has entered into various agreements in respect of leasing agreement and services agreement with the parent company or the vendor. Such agreements shall take effect upon the completion of the Acquisition and shall replace all existing connected transaction agreements relating to the same categories of transactions.

On 5 December, 2004, the Company issued a circular to its shareholders in respect of the proposed A share issue, the proposed very substantial acquisition and ongoing connected transaction, and the proposed ongoing connected transactions. On 30 December, 2004, the Company held its domestic shareholders' class meeting, H shares shareholders' class meeting and extraordinary general meetings that approved the proposed A share issue, the proposed acquisition and the proposed ongoing connected transactions.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

29.   PROPOSED ACQUISITION OF A RAILWAY BUSINESS (CONT'D)

The Acquisition Agreement is conditional upon the fulfillment of, among other things, the following remaining conditions: (1) the formal approval of the relevant authorities or bodies in relation to the A Share Issue being obtained;
(2) the A Share Issue having completed and raised an amount of not less than 65% of the consideration; (3) the approval of the relevant government bodies responsible for the supervision and management of state owned assets in relation to the vendor's proposal on disposal of state-owned assets being obtained; and
(4) the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi being obtained. As of the date of this report, none of the conditions are fulfilled.

Save for condition (2) which can be waived by the Company, none of the above conditions can be waived. If the above conditions are not fulfilled within 2 years from the date of signing of the Acquisition Agreement, 15 November, 2004, the Acquisition Agreement shall lapse and no party shall have any liability thereunder. In the event that any party rescinds the Acquisition Agreement for whatever reason after the A Share Issue has been completed, it is expected that the Company will retain the proceeds from the A Share Issue as general working capital.

The Company believes that the A Share Issue will be completed by the end of 2005, subject to the market conditions and policies of the CSRC.

30.   CONTINGENCY

As of 31 December, 2004, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140,000,000. In 1996, Tiecheng entered into an agreement with a Hong Kong incorporated company to establish Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), a sino-foreign contractual joint venture to develop certain properties near a railway station operated by the Group.

On 27 October, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors (the "Guarantors") of certain payables of Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to an independent third party.

Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng were related companies with a common chairman. As Guangdong Guancheng failed to repay the payables, according to a court verdict on 4 November, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party to recover an amount of approximately RMB257,000,000 plus interest from Guangdong Guancheng.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

30.   CONTINGENCY (CONT'D)

As stated above, if Guangzhou Guantian were held responsible for the guarantee, the Company may need to provide for impairment on its interests in Tiecheng. Having consulted with a PRC lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Tiecheng is now in the process to apply to the court for discharging the obligation of Guangzhou Guangtian in relation to the guarantee. Accordingly, the directors consider that as of the date of this report, the chance of Guangzhou Guantian to settle the above claim is remote and no provision for impairment on the interests in Tiecheng has been made in the financial statements.

To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by the Parent Company. The Parent Company undertakes to resolve through relevant channels or to take up the responsibilities so that the equity interest of the Company in Tiecheng will not be affected by the litigation.

31.   DIFFERENCE BETWEEN IFRS AND US GAAP

The accompanying financial statements conform to IFRS which differ in certain respects from those prepared under Generally Accepted Accounting Principles in the United States of America ("US GAAP"). A major difference between IFRS and US GAAP, which has a significant effect on consolidated profit attributable to shareholders and consolidated net assets, is set out below:

Revaluation of fixed assets

The Group revalued their fixed assets on 6 March, 1996. The revaluation surplus of fixed assets amounting to approximately RMB1,492,185,000 was recorded by the Group on that date. The revaluation as of 30 September, 2002 did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded.

Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB38,548,000 for the year ended 31 December, 2004 (2003: approximately RMB38,548,000).

Under US GAAP, fixed assets are required to be stated at original cost. Hence, no additional depreciation from revaluation will be recognised under US GAAP. However, a deferred tax asset related to the revaluation surplus amounting to approximately RMB223,828,000 was created under US GAAP with a corresponding increase in equity since the revaluation resulted in a higher tax base which will be realised through additional depreciation for PRC tax purposes.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

31.   DIFFERENCE BETWEEN IFRS AND US GAAP (CONT'D)

Revaluation of fixed assets (Cont'd)

Effects on the consolidated profit attributable to shareholders of significant differences between IFRS and US GAAP are summarised below:

                                                                                      Year ended 31 December,
                                                                 ---------------------------------------------------------------
                                                                  2002                2003                2004             2004
                                                                 -------             -------             -------        --------
                                                                  RMB                 RMB                 RMB             US$
Consolidated profit attributable to shareholders under
   IFRS                                                          557,083             511,762             567,484          68,373
US GAAP adjustments:
    Reversal of additional depreciation charges arising
        from the revaluation surplus on fixed assets              48,422              38,548              38,548           4,644
    Effect of US GAAP adjustment on deferred tax
        provision                                                 (7,263)             (5,782)             (5,782)           (697)
                                                                 -------             -------             -------        --------

Consolidated profit attributable to shareholders under
    US GAAP                                                      598,242             544,528             600,250          72,320
                                                                 =======             =======             =======        ========

Earnings per share under US GAAP                                 RMB0.14             RMB0.13             RMB0.14        USD0.017
                                                                 =======             =======             =======        ========
Earnings per equivalent ADS under
    US GAAP                                                      RMB6.90             RMB6.28             RMB6.92        USD0.834
                                                                 =======             =======             =======        ========

Effects on consolidated net assets of significant differences between IFRS and US GAAP are summarised below:

                                                                                             Year ended 31 December,
                                                                             --------------------------------------------------
                                                                               2003                2004                  2004
                                                                             ----------          ----------           ---------
                                                                               RMB                 RMB                 US$
Consolidated net assets under IFRS                                           10,322,358          10,420,574           1,255,491
US GAAP adjustments:
    Reversal of the revaluation surplus on fixed assets                      (1,492,185)         (1,492,185)           (179,781)
    Reversal of accumulated depreciation on the revaluation surplus on
       fixed assets                                                             369,432             407,980              49,154
    Deferred tax assets related to net revaluation surplus                      168,413             162,631              19,594
                                                                             ----------          ----------           ---------

Consolidated net assets under US GAAP                                         9,368,018           9,499,000           1,144,458
                                                                             ==========          ==========           =========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

31.   DIFFERENCE BETWEEN IFRS AND US GAAP (CONT'D)

Revaluation of fixed assets (Cont'd)

There are no significant differences between IFRS and US GAAP which affect classification in the balance sheet and the income statement but do not affect net income or shareholders' equity.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (the "FASB") issued Financial Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" and in December 2003 issued a revised interpretation FIN 46R. Under these interpretations, certain entities known as variable interest entities must be consolidated by the primary beneficiary of the entity. The adoption of FIN 46 did not have any material impact on the Group's financial statements.

In November, 2004, the FASB issued FASB Statement No. 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" (FAS 151), which is the result of its efforts to converge U.S. accounting standards for inventories with International Financial Reporting Standards. This statement requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after 15 June, 2005. The adoption of this standard will not have a material impact on the Group's consolidated financial statements.

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Non-monetary Assets" (FAS 153), which amends APB Opinion No. 29, "Accounting for Non-monetary Transactions", to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under FAS 153, exchanges of non-monetary assets, except for exchanges of non-monetary assets that do not have commercial substance, should be measured based on the fair value of the assets exchanged. The provisions of this Statement shall be effective for non-monetary asset exchanges occurring in fiscal periods beginning after 15 June, 2005. The Group is currently assessing the impact of the standard on its consolidated financial statements.

32.   FOREIGN CURRENCY EXCHANGE

The books and records of the Group are maintained in RMB, their functional currency. RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the banks and other institutions authorised by the PBOC to buy and sell foreign currencies. The applicable market exchange rates used for the transactions are administered by the PBOC. Enterprises can deal with an approved bank for foreign exchange on recurring items and approved capital items.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (Amounts in thousands, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

33.   APPROVAL OF ACCOUNTS

The financial statements were approved by the Board of Directors on June 27, 2005.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         GUANGSHEN RAILWAY COMPANY LIMITED

Date: June 27, 2005                      By: /s/ Wu Junguang
                                             ----------------------------------
                                             Wu Junguang
                                             Chairman of the Board of Directors