Form 20-F
period 2005-12-31
GUANGSHEN RAILWAY CO LTD
filed 2006-06-29
CIK 1012139

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                    FORM 20-F

     (Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2005

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _________ to _________

                                       or

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER: 1-14362

                                   ----------

                              (CHINESE CHARACTERS)
             (Exact name of Registrant as specified in its charter)

                        GUANGSHEN RAILWAY COMPANY LIMITED
                 (Translation of Registrant's name into English)

                           PEOPLE'S REPUBLIC OF CHINA
                 (Jurisdiction of incorporation or organization)

                                   ----------

        NO. 1052 HEPING ROAD, SHENZHEN, PEOPLE'S REPUBLIC OF CHINA 518010
                    (Address of Principal Executive Offices)

                                   ----------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                        NAME OF EACH EXCHANGE ON WHICH LISTED
-------------------                        -------------------------------------
American Depositary Shares, each
representing 50 Class H ordinary shares    New York Stock Exchange, Inc.

Class H ordinary shares, nominal value
RMB1.00 per share                          The Stock Exchange of Hong Kong
                                           Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2005:

Domestic shares, par value RMB1.00 per share....................   2,904,250,000
H shares, par value RMB1.00 per share...........................   1,431,300,000

(including 2,748,400 H shares in the form of American Depositary Shares)

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes     No  X
                                     ---    ---

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes     No  X
                                     ---    ---

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes  X  No
                                     ---    ---

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer       Accelerated Filer  X    Non-Accelerated Filer
                        ---                     ---                         ---

     Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17     Item 18  X
                                     ---         ---

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes     No  X
                                     ---    ---

                                TABLE OF CONTENTS

                                                                           Pages
                                                                           -----
Forward-Looking Statements..............................................      1
Certain Terms and Conventions...........................................      1

PART I
   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS......      3
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE....................      3
   ITEM 3.   KEY INFORMATION............................................      3
   Item 3A.  Selected Consolidated Financial and Other Data.............      3
   Item 3B.  Capitalization and Indebtedness............................      5
   Item 3C.  Reasons for the Offer and Use of Proceeds..................      5
   Item 3D.  Risk Factors...............................................      6
   ITEM 4.   INFORMATION ON THE COMPANY.................................     14
   Item 4A.  History and Development of the Company.....................     14
   Item 4B.  Business Overview..........................................     17
   Item 4C.  Organizational Structure...................................     31
   Item 4D.  Property, Plant and Equipment..............................     32
   ITEM 4A.  UNRESOLVED STAFF COMMENTS..................................     33
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............     34
   Item 5A.  Results of Operations......................................     36
   Item 5B.  Liquidity and Capital Resources............................     47
   Item 5C.  Research and Development, Patents and Licences, etc........     49
   Item 5D.  Trend Information..........................................     49
   Item 5E.  Off-Balance Sheet Arrangements.............................     50
   Item 5F.  Tabular Disclosure of Contractual Obligations..............     50
   Item 5G.  Additional Information.....................................     51
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................     54
   Item 6A.  Directors and Senior Management............................     54
   Item 6B.  Board Compensation.........................................     59
   Item 6C.  Board Practices............................................     60
   Item 6D.  Employees..................................................     62
   Item 6E.  Share Ownership............................................     64
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........     64
   Item 7A.  Major Shareholders.........................................     64
   Item 7B.  Related Party Transactions.................................     65
   Item 7C.  Interests of Experts and Counsel...........................     73
   ITEM 8.   FINANCIAL INFORMATION......................................     74
   Item 8A.  Consolidated Statements and Other Financial Information....     74
   Item 8B.  Significant Changes........................................     75
   ITEM 9.   THE OFFER AND LISTING......................................     76
   Item 9A.  The Offer and Listing Details..............................     76
   Item 9B.  Plan of Distribution.......................................     77
   Item 9C.  Markets....................................................     77

   Item 9D.  Selling Shareholders.......................................     77
   Item 9E.  Dilution...................................................     77
   Item 9F.  Expenses of the Issue......................................     77
   ITEM 10.  ADDITIONAL INFORMATION.....................................     78
   Item 10A. Share Capital..............................................     78
   Item 10B. Memorandum and Articles of Association.....................     78
   Item 10C. Material Contracts.........................................     88
   Item 10D. Exchange Controls..........................................     89
   Item 10E. Taxation...................................................     89
   Item 10F. Dividends and Paying Agents................................     97
   Item 10G. Statement by Experts.......................................     97
   Item 10H. Documents on Display.......................................     97
   Item 10I. Subsidiary Information.....................................     98
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
             RISK.......................................................     99
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.....    102

PART II
   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............    103
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS........................................    103
   ITEM 15.  CONTROLS AND PROCEDURES....................................    103
   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT...........................    105
   ITEM 16B. CODE OF ETHICS.............................................    105
   ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.....................    105
   ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
             COMMITTEES.................................................    106
   ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS.................................................    106

PART III
   ITEM 17.  FINANCIAL STATEMENTS.......................................    107
   ITEM 18.  FINANCIAL STATEMENTS.......................................    107
   ITEM 19.  EXHIBITS...................................................    107

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe," "may," "intend," "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, a recurrence of the Severe Acute Respiratory Syndrome epidemic or other similar health epidemics or outbreaks, such as avian flu, in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

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

                          CERTAIN TERMS AND CONVENTIONS

     Solely for the convenience of the reader, this annual report contains translations of amounts from Renminbi into U.S. dollars and vice versa at the rate of RMB8.1 to US$1.00, which is rounded from 8.0702, which was the noon buying rate in the New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005, except where we specify that a different rate has been used. You should not construe these translations as representations that the Renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3A. Selected Consolidated Financial Data--Exchange Rate Information" for information regarding the noon buying rates for U.S. dollar/Renminbi conversions from January 1, 2001 through June 16,
2006.

     We prepare and publish our consolidated financial statements in Renminbi.

     Various amounts and percentages set out in this document have been rounded and, accordingly, may account for apparent discrepancies in the tables appearing herein.

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

     - "Yangcheng Railway Enterprise Development Company", "Yangcheng Railway Company", "Yangcheng Company" or "Yangcheng" means Guangzhou Railway Group Yangcheng Railway Enterprise Development Company, a wholly owned subsidiary of our Parent Company.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

ITEM 3A. SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2004 and 2005, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2003, 2004 and 2005 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with "ITEM 5. Operating and Financial Review and Prospects". The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2001, 2002 and 2003, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2001 and 2002 are derived from our previously published audited consolidated financial statements that are not included in this annual report.

     The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, and the information set forth below under "Certain US GAAP Data" have been reconciled to generally accepted accounting principles in the United States, or US GAAP as it relates to the Company, which differ in some material respects from IFRS. For a discussion of the principal differences between IFRS and US GAAP, see "Item 5G. Additional Information-Principal Differences between IFRS and US GAAP" and Note 36 to our audited consolidated financial statements included elsewhere in this annual report.

                                                                          YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------
                                                  2001        2002        2003        2004        2005        2005
                                               ----------  ----------  ----------  ----------  ----------  ---------
                                                   RMB         RMB         RMB         RMB         RMB      US$ (1)
                                                              (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
IFRS INCOME STATEMENT DATA:
   Revenues from railroad businesses
      - Passenger............................   1,471,895   1,903,782   1,790,204   2,259,671   2,511,156    310,019
      - Freight..............................     585,616     530,776     526,382     611,807     588,310     72,631
                                               ----------  ----------  ----------  ----------  ----------  ---------
      Subtotal...............................   2,057,511   2,434,558   2,316,586   2,871,478   3,099,466    382,650
   Revenues from other businesses............     167,064     166,266     151,596     166,671     177,462     21,909
                                               ----------  ----------  ----------  ----------  ----------  ---------
   Total revenues............................   2,224,575   2,600,824   2,468,182   3,038,149   3,276,928    404,559
   Railroad operating expenses...............  (1,524,854) (1,809,215) (1,755,855) (2,241,821) (2,375,781)  (293,306)
   Other businesses operating expenses.......    (145,610)   (169,112)   (149,614)   (166,155)   (190,347)   (23,500)
                                               ----------  ----------  ----------  ----------  ----------  ---------
   Other income..............................      78,660      43,495      47,341      48,193      48,505      5,988
                                               ----------  ----------  ----------  ----------  ----------  ---------
   Profit from operations....................     632,771     665,992     610,054     678,366     759,305     93,741
   Profit attributable to shareholders of the
      Company................................     533,495     557,083     511,762     567,484     613,368     75,724
   Net income from operations per share......        0.15        0.15        0.14        0.16        0.18       0.02
   Revenue from continuing operations per
      share..................................        0.51        0.60        0.57        0.70        0.76       0.09
   Earnings per share attributable to
      shareholders of the Company............
      - Basic and diluted....................        0.12        0.13        0.12        0.13        0.14      0.017

                                                                          YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------------------------------
                                                  2001        2002        2003        2004        2005        2005
                                               ----------  ----------  ----------  ----------  ----------  ---------
                                                   RMB         RMB         RMB         RMB         RMB      US$ (1)
                                                              (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
   Dividends declared per share..............        0.10        0.10        0.10       0.105        0.12      0.015
   Earnings per ADS attributable to
      shareholders of the Company............        6.15        6.42        5.90        6.54        7.07      0.873

IFRS BALANCE SHEET DATA (AT YEAR END):
   Working capital (excluding due from and
      due to Parent Company).................   1,581,054   1,592,040   1,935,979   2,076,207     451.488     55,739
   Due from Parent Company...................      29,499      39,374          --          --      15,636      1,930
   Due to Parent Company.....................          --          --      37,230      24,617          --         --
   Fixed assets..............................   7,031,040   6,798,280   6,952,878   6,973,279   7,391,507    912,532
   Leasehold land payments...................     673,746     656,998     652,083     636,379     620,798     76,642
   Total assets..............................  10,997,216  11,257,594  11,073,953  11,409,051  12,744,453  1,573,389
   Equity attributable to shareholders of the
      Company................................  10,120,623  10,244,151  10,322,358  10,420,574  10,684,059  1,319,020
   Share capital, issued and outstanding,
      RMB1.00 per value,
      domestic shares - 2,904,250,000........   2,904,250   2,904,250   2,904,250   2,904,250   2,904,250    358,549
      H shares - 1,431,300,000...............   1,431,300   1,431,300   1,431,300   1,431,300   1,431,300    176,704

IFRS CASH FLOW STATEMENT DATA:
   Net cash provided by operating
      activities.............................     886,016   1,157,177     798,449   1,236,579   1,380,147    170,389
   Net cash (used in)/provided by
      investing activities...................    (430,425)    251,003    (375,469) (1,000,639)   (820,915)  (101,348)
   Net cash used in financing activities.....    (420,137)   (360,643)   (433,666)   (469,044)   (491,733)   (60,708)
   Purchase of fixed assets and payment
      for construction-in-progress...........     551,508     553,337     339,208     310,179   1,588,374    196,096
   Dividends paid to shareholders of the
      Company................................     419,957     356,490     433,561     455,009     476,904     58,877

OTHER IFRS DATA:
   Railroad transportation operating income..     609,295     663,035     606,889     676,682     769,093     94,950
   Other businesses operating income/(loss)..      23,476       2,957       3,165       1,684      (9,788)    (1,209)

CERTAIN US GAAP DATA
   Profit from operation.....................     602,533     670,919     601,261     668,721     750,320     92,632
   Net income................................     574,654     598,242     544,528     600,250     631,359     77,945
   Earnings per share-Basic and diluted......        0.13        0.14        0.13        0.14        0.15      0.018
   Earnings per ADS..........................        6.63        6.90        6.28        6.92        7.28       0.90
   Equity....................................   9,092,358   9,257,045   9,368,018   9,499,000   9,807,483  1,210,801
   Fixed assets..............................   5,821,317   5,636,979   5,830,125   5,889,074   6,346,822    783,558

----------
(1) Translation of amounts from Renminbi, or RMB, into United States dollars, or US$, for the convenience of the reader has been made at US$1.00 = RMB8.1, which is rounded from 8.0702, the noon buying rate in the New York City on December 30, 2005. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate on December 30, 2005 or on any other date.

     We derive a majority of our revenue and incur most of our expenses in Renminbi. In addition, we maintain our books and records in Renminbi and our financial statements are prepared and expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars and vice versa at RMB8.1 = US$1.00, which is rounded from 8.0702, the noon buying rate in the New York City on December 30, 2005. These translations should not be construed as representations that the Renminbi amounts could have been or could be converted into U.S. dollars at such rate or at all.

     The noon buying rates for Renminbi in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB7.9995 = US$1.00 on

June 16, 2006.

     The following table sets forth information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the Renminbi, expressed in Renminbi per U.S. dollar, for the periods indicated:

                                                  NOON BUYING RATE
                                           -----------------------------
PERIOD                                     AVERAGE (1)    HIGH      LOW
------                                     -----------    ----      ---
                                             (RENMINBI PER U.S. DOLLAR)
2001.....................................     8.2770     8.2786   8.2676
2002.....................................     8.2772     8.2800   8.2700
2003.....................................     8.2772     8.2800   8.2765
2004.....................................     8.2768     8.2774   8.2764
2005.....................................     8.1826     8.2765   8.0702
January 2006.............................     8.0654     8.0702   8.0596
February 2006............................     8.0512     8.0616   8.0415
March 2006...............................     8.0350     8.0505   8.0167
April 2006...............................     8.0143     8.0248   8.0040
May 2006.................................     8.0131     8.0300   8.0005
June 2006 (through June 16)..............     8.0092     8.0225   7.9985

----------
(1) The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

DIVIDENDS

     At a meeting of the directors held on March 20, 2006, the directors proposed a final dividend of RMB0.12 per ordinary share for the year ended December 31, 2005, which was approved at our annual general meeting of shareholders held on May 11, 2006. This proposed dividend has not been reflected as a dividend payable in the Financial Statement, but instead as capital and reserves attributable to equity holders of the Company.

     In accordance with our Articles of Association, dividends for our domestic shares will be paid in Renminbi while dividends for our H shares will be calculated in Renminbi and paid in Hong Kong dollars. The exchange rate was based on the average of the closing exchange rates for Renminbi to Hong Kong dollars as announced by the People's Bank of China during the calendar week preceding the date on which the dividend is to be distributed, which was June 9, 2006. Dividends paid on our H shares for the year ended December 31, 2005 were converted at a rate of HK$1.00 = RMB1.03287. Therefore, the final dividend we distributed for the year ended December 31, 2005 was converted into HK$0.11618.

ITEM 3B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

ITEM 3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

ITEM 3D. RISK FACTORS

RISKS RELATING TO OUR BUSINESS

     WE FACE INCREASING COMPETITION, WHICH MAY ADVERSELY AFFECT OUR BUSINESS GROWTH AND RESULTS OF OPERATIONS.

     Our passenger and freight transportation businesses face intense competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. In addition, as the PRC government lifts its restrictions and control over foreign investments in China following China's entry into the World Trade Organization, or the WTO, for example, by allowing foreign participation and investment in railway freight operations, we may lose the monopoly status we currently enjoy in our service territory. Furthermore, the completion of the Wuhan-Guangzhou express railway, which is under construction, and the proposed high-speed Guangzhou-Shenzhen-Hong Kong express railway, may further increase the competition we face. Increased competition against us may adversely affect our revenues and results of operations. "See Item 4B. Business Overview--Competition" for additional information regarding our competition.

     ANY SIGNIFICANT DECREASE IN THE OVERALL LEVELS OF BUSINESS, INDUSTRIAL, MANUFACTURING AND TOURISM ACTIVITIES WITHIN THE PEARL RIVER DELTA REGION AND ELSEWHERE IN CHINA, WILL HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES AND RESULTS OF OPERATIONS.

     The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as a natural disaster or a recurrence of the SARS epidemic or outbreaks of avian flu or other similar health epidemics, will have a material adverse effect on our revenues and results of operations. Following China's accession to the WTO, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which will adversely affect our freight transportation business.

     CHANGES IN FREIGHT COMPOSITION IN OUR FREIGHT TRANSPORTATION BUSINESS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the economic and technological development and the restructuring of the industries structure in our service areas, commodities, such as advanced technological products, which tend to be compact, may choose to be shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. Changes in freight composition will affect the usage volume and pricing of our freight transportation services and may adversely affect our results of operations.

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

     ANY CHANGES IN OUR RIGHT TO OWN AND OPERATE OUR BUSINESS AND ASSETS, OUR RIGHT TO PROFIT AND OUR RIGHT OF ASSET DISPOSAL AS PREVIOUSLY GRANTED BY THE MOR AND THE STATE COUNCIL OF THE PRC MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

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

     GRGC's interests may sometimes conflict with those of some or all of our minority shareholders. We cannot assure you that GRGC, as the controlling shareholder, will always vote its shares in a way that benefits our minority shareholders. In addition to its relationship with us as our controlling shareholder, GRGC by itself or through its affiliates, such as Yang Cheng Railway Company, GEDC, and Guang Mei Shan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services to us may conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates have been conducted on open, fair and competitive commercial terms. However, we have only limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See "Item 4B. Business Overview--Suppliers and Service Providers" and "Item 7B. Related Party Transactions" for additional information regarding the services provided to us by our Parent Company and its subsidiaries.

     WE HAVE VERY LIMITED INSURANCE COVERAGE.

     We do not maintain any insurance coverage against third party liabilities. In addition, we do not maintain any insurance coverage for most of our property, for business interruption or for environmental damage arising from accidents that occur in the course of our operations. As a result, we have to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our results of operations and financial condition.

     WE COULD INCUR SIGNIFICANT COSTS FOR VIOLATIONS OF APPLICABLE ENVIRONMENTAL LAWS AND REGULATIONS.

     Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. Environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. We may be required to incur significant expenses to remediate any violation of any violation of applicable environmental laws and regulations. As of December 31, 2005, we had not made any provision for such liabilities.

     WE MAY ENCOUNTER DIFFICULTIES FOR COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002.

     The United States Securities and Exchange Commission, as required by
Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company's internal controls over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. In this report, our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still be unable to attest to our management's assessment or may issue a report that concludes that our internal controls over financial reporting are not effective. In preparation for the implementation of the requirements of Section 404, we are undertaking company-wide documentation of internal controls, performing the system and process evaluation and testing required and we have hired 404 compliance experts to advise us on issues relating to the 404 compliance, including KPMG. During the course of our evaluation, documentation and attestation, we may identify certain deficiencies that could adversely affect our ability to record, process, summarize and report financial data consistent with our management's assertions in our financial statements. Although we will formulate plans for remedial measures to make necessary improvements to address any deficiency found, we cannot assure you that we will be able to remedy the identified deficiencies in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of
Section 404. In addition, our current company-wide comprehensive organizational reform and our proposed acquisition of railway transportation-related assets between Guangzhou and Pingshi may also have an impact on our ability to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We are also in the process of conducting further evaluation of our internal control over financial reporting and may identify other deficiencies that we may not be able to remedy by this deadline. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading prices of our ADSs or H Shares. Furthermore, we have already incurred considerable costs and spent significant management time and other resources in an effort to comply with
Section 404 and other requirements of the Sarbanes-Oxley Act. We anticipate that we will continue to incur considerable costs and use significant resources for compliance with Section 404.

RISKS RELATING TO OUR PROPOSED ACQUISITION AND A SHARE ISSUE

     On November 15, 2004, we entered into an assets purchase agreement, or the Acquisition Agreement, with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets, or the Acquisition. In order to finance such Acquisition, we have applied to the relevant PRC authorities for approval to allot no more than 2.75 billion A shares to be listed in China, or the A Share Issue. The proposed amount of the issuance represents approximately 63.43% of our existing issued share capital and approximately 38.81% of our issued share capital as enlarged by the issuance of A shares. Upon completion of the A Share Issue, our Parent Company will own approximately 40.99% of our issued and outstanding common shares, all of which are A shares, while institutional and public shareholders will own approximately 59.01% of our issued and outstanding common shares, including A shares, H shares and ADSs. See "ITEM 5. Operating and Financial Review and Prospects--Overview--Proposed Issue of A Shares, Very Substantial Acquisition and Continuing Related Party Transactions" for additional information.

     OUR PROPOSED ACQUISITION MAY NOT BE COMPLETED, AND A FAILURE TO COMPLETE THIS TRANSACTION MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

     The proposed Acquisition is conditioned upon the fulfillment of the following conditions:

          - the formal approvals of relevant authorities or bodies in relation to the A Share Issue having been obtained;

          - the A Share Issue having been completed and an amount of not less than 65% of the consideration for the Acquisition having been raised;

          - the approvals of relevant government bodies responsible for the supervision and management of state-owned assets in relation to Yangcheng Railway Company's proposal on disposal of its state-owned assets having been obtained; and

          - the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi having been obtained.

     Except for the second condition listed above, which can be waived by us, none of the above conditions can be waived. If the above conditions are not fulfilled by November 15, 2006, the Acquisition Agreement will lapse and no party to the Acquisition Agreement will have any liability thereunder. We cannot assure you that the relevant PRC authorities would approve our proposed A Share Issue or that we would be able to raise proceeds amounting to not less than 65% of the consideration for the Acquisition from such offering. Failure to complete the proposed Acquisition may have a material adverse effect on our business and operations.

     WE CANNOT ASSURE YOU THAT THE PROPOSED ACQUISITION, IF CONSUMMATED, WILL BENEFIT OUR BUSINESS AND RESULTS OF OPERATIONS AS WE EXPECTED.

     We cannot assure you that the proposed Acquisition, if consummated, will benefit our business and results of operations as we expect. Upon completion of the proposed Acquisition, our railway will be extended from 147 kilometers to
481.2 kilometers. The proposed Acquisition will result in greater administrative burdens and operating costs and, to the extent financed with debt, additional interest costs. We cannot assure you that we will be able to manage or integrate the acquired business successfully. The process of combining railway transportation business between Guangzhou and Pingshi into our operations may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

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

          -    the need to coordinate geographically diverse organizations; and

          - the diversion of management's attestation from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.

     In addition, in order to ensure the success of the acquisition, the Company will restructure and adapt its management (including the restructuring of both management structure and managerial personnel) to reflect the expanded operations. If we are unable to implement these restructuring and adaptation efforts on an efficient basis within a short period of time, there may be a discrepancy between the scope of our operations and our management resources. These disruptions, difficulties and discrepancies between management and operations, if they occur, may cause us to fail to realize the cost savings, revenue enhancement and other benefits that we currently expect to result from the acquisition and the integration and may cause material adverse short- and long-term effects on our operating results and financial conditions.

     GRGC MAY LOSE ITS CONTROLLING SHAREHOLDER STATUS, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

     Upon completion of the proposed A Share Issue, GRGC's interests in our issued and outstanding common shares will decrease from 67% to no less than 41%. As a result, although we believe that GRGC will still be the largest shareholder of our Company after the A Share Issue, GRGC may lose its controlling shareholder status and may not be able to control our board of directors. Our current executive directors are all nominated by GRGC and appointed by our shareholders' meetings. Possible changes in our board of directors and related changes in our management may have a material adverse effect in our business and results of operations.

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

     CHINA'S ECONOMIC, POLITICAL AND SOCIAL CONDITIONS, AS WELL AS GOVERNMENT POLICIES, COULD AFFECT OUR BUSINESS.

     As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government's economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government's economic reform policies since 1978 has resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.

     GOVERNMENT CONTROL OF CURRENCY CONVERSION MAY ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS.

     Our books and records are maintained and our financial statements are prepared and presented in Renminbi, which is not a freely convertible currency. All foreign exchange transactions involving Renminbi must be transacted through banks and other institutions authorized by the People's Bank of China, or PBOC. We receive substantially all of our revenues in Renminbi. We need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payment of dividends on our H shares and overseas equipment purchases. In addition, the existing foreign exchange limitations under PRC law could affect our ability to obtain foreign currencies through debt financing, or to obtain foreign currencies for capital expenditures or for distribution of dividends on our H shares.

     FLUCTUATION OF THE RENMINBI COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The value of the Renminbi fluctuates and is subject to changes in market conditions as well as China's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2% appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. We have certain US dollar-denominated assets and the appreciation of Renminbi could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see "Item 3A. Selected Financial Data -- Exchange Rate Information" and "ITEM 11. Quantitative and Qualitative Disclosure About Market Risk -- Foreign Exchange Rate Risk." We cannot assure you that any future movements in the exchange rate of Renminbi against the United Sates dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

     WE FACE RISKS RELATED TO HEALTH EPIDEMICS AND OTHER OUTBREAKS.

     Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship products outside of China, as well as temporary closure of our business. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

     We are mainly engaged in the railway passenger and freight transportation business between Guangzhou and Shenzhen and certain long-distance passenger transportation services. We also cooperate with Kowloon-Canton Railway Corporation or the KCR, in Hong Kong in operating the Hong Kong Through Train passenger service. We provide consolidated services relating to railway facilities and technology. We also engage in commercial trading and other businesses that are consistent with the overall business strategy.

     We are a leading provider of passenger and freight transportation services on the Guangzhou-Shenzhen route. We operate the sole railroad, 147 kilometers long, between Guangzhou, the capital city of Guangdong Province, and Shenzhen, one of the original special economic zones of the PRC. The Guangzhou to Shenzhen railroad, which includes two high speed rail lines and one regular speed rail line, is an important component of the transportation infrastructure of southern China.

     Our railroad is an integral part of the PRC national railroad system, with links to the other parts of the national railroad system as well as local railroad systems in southern China, including the Beijing-Guangzhou, Beijing-Jiujiang, Sanshui-Maoming, Pinghu-Nantou, Pinghu-Yantian, and Kowloon-Canton lines. Moreover, our railroad connects with the Huangpu and Xinsha ports in Guangzhou, and with the Yantian, Shekou, Chiwan and Mawan ports in Shenzhen. We are well equipped with various freight facilities and can effectively satisfy a wide range of different customer needs, including the transportation of whole and partial carload cargo, containers, special and regular cargo.

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

     In 1984, to exploit the rapid growth in the Pearl River Delta, the Guangshen Railway Company, our predecessor, was formed pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Administration. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, a second line was completed. In 1991, Guangshen Railway Company began the construction of a semi-high-speed rail line and purchased high-speed locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 or more kilometers per hour. Our high-speed line was the first of its kind in China. Commercial operation of the high-speed trains commenced in December 1994.

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

     We completed our initial public offering in May 1996. In this offering, we issued a total of 1,431,300,000 class H ordinary shares, par value RMB1.00 per share, or H shares. Our H shares are listed for trading on the Stock Exchange of Hong Kong Limited and our American depositary shares, or ADSs, each representing 50 H shares, are listed for trading on the New York Stock Exchange. As of December 31, 2005, approximately 67% of our issued and outstanding common shares were owned by our Parent Company, and the remaining 33% were owned by public shareholders. The Parent Company currently owns all of our issued and outstanding domestic shares. Our public shareholders own only H shares or ADSs, which may not be purchased or owned by domestic investors in the PRC.

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

     In March 2006, the Company conducted an organizational reform to streamline its organizations and improve efficiency. Through this reform, the Company restructured, and reallocated responsibilities of the Company's administrative and functional departments and made the following departments the functional departments under our general manager: the Business Administration Department, Finance Department, Security Supervisory Department, General Administrative Department, General Service Center and Diversified Business Management Center. Our frontline production and operational departments were generally not affected by this restructuring.

SERVICE TERRITORY

     Our rail line traverses the Pearl River Delta, an area which benefited early from the PRC economic reform policies that began in late 1970s. Throughout the 1980s and early 1990s, the economy of the Pearl River Delta, fueled by foreign investments, grew rapidly. It is currently one of the most affluent and fastest growing areas in China.

     As of December 31, 2005, there were 26 stations situated on our rail line, providing passenger and freight transportation services for cities, towns and ports situated between Guangzhou and Shenzhen in the Guangzhou-Shenzhen corridor and Hong Kong (which we service in conjunction with the KCR). In addition to our Hong Kong passenger through train services in conjunction with the KCR, we also allow Hong Kong-bound freight trains of KCR to use our Guangzhou-Shenzhen railroad.

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

     Westbound. Our line connects with the Guangzhou-Maoming rail line operated by Sanmao Railway Company, a joint venture railroad company of our Parent Company, the MOR and the Guangdong Provincial Railway Company that runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China.

     Eastbound. Our rail line intersects at Dongguan with the Guangzhou-Meizhou-Shantou rail line operated by Guangmeishan Railway Company, a company jointly established by our Parent Company, the Guangdong Provincial Railway Company and other public investors. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong.

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

ITEM 4B. BUSINESS OVERVIEW

BUSINESS OPERATIONS

     Our principal businesses are railroad passenger and freight transportation, which generated 94.6% of our total revenues and 101.3% of our total operating income in 2005.

     In 2005, due to continuous and rapid growth in the PRC economy, the expansion of regional economic cooperation in the Pearl River Delta and its adjacent areas, the implementation of CEPA and the implementation of the "Relaxed Individual Travel" program for PRC tourists from the mainland to Hong Kong and Macau, demand for passenger and freight transportation services in our service region continued to increase, which provided us with excellent development opportunities.

     In 2005, our total revenues were RMB3,276.9 million, representing an increase of 7.9% from RMB3,038.1 million in 2004. Our revenues from railroad passenger transportation service, freight transportation service and other businesses were RMB2,511.1 million, RMB588.3 million and RMB177.5 million respectively, accounting for approximately 76.6%, 18.0% and 5.4%, respectively, of our total revenues in 2005. In 2005, our profit attributable to shareholders was RMB613.4 million, representing an increase of 8.1% from RMB567.5 million in 2004.

     The table below summarizes our railroad transportation revenues and volumes of traffic in each of the five years ended December 31, 2005:

                                                                 YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    2001       2002       2003       2004       2005
                                                  --------   --------   --------   --------   --------
PASSENGER TRANSPORTATION
Total passenger revenues (RMB millions)........   1,471.90   1,903.78   1,790.20   2,259.67   2,511.16
Total passengers (millions)....................      38.84      39.78      37.86      46.01      49.06
Revenues per passenger (RMB)(1)................      37.90      47.86      47.28      49.11      51.19
Total passenger-kilometers (millions)..........   3,257.90   3,453.20   3,295.50   4,200.20   4,539.10
Revenues per passenger-kilometer (RMB)(2)......       0.45       0.55       0.54       0.54       0.55

                                                                 YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    2001       2002       2003       2004       2005
                                                  --------   --------   --------   --------   --------
FREIGHT TRANSPORTATION
Total freight revenues (RMB millions)..........     585.62     530.78     526.38     611.81     588.31
Total freight tons (millions)..................      29.01      27.58      27.58      34.20      31.89
Revenues per ton (RMB)(3)......................      20.19      19.25      19.08      17.89      18.45
Total ton-kilometers (millions)................   2,082.50   1,926.00   1,978.90   2,489.50   2,294.80
Revenues per ton-kilometer (RMB)(4)............       0.28       0.28       0.27       0.25       0.26

----------
(1) Revenues per passenger is calculated by dividing total passenger revenue by total passengers. Management believes that revenues per passenger is a useful measure for assessing the revenue levels of our passenger transportation business.

(2) Revenues per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenues per passenger is a useful measure for assessing the revenue levels of our passenger transportation business

(3) Revenues per tons is calculated by dividing total freight revenue by total freight tons. Management believes that revenues per tons is a useful measure for assessing the revenue levels of our freight transportation business.

(4) Revenues per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenues per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

     On November 15, 2004, we entered into an asset purchase agreement with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets. In order to finance such acquisition, we have applied to the relevant PRC authorities for approval to allot no more than 2.75 billion A shares to be listed in China. The proposed amount of the issuance represents approximately 63.43% of our existing issued share capital and approximately 38.81% of our issued share capital as enlarged by the issuance of A shares. Under PRC law, these A shares will be deemed to be domestic shares which may be owned by or transferred to PRC entities or persons only. Upon completion of the proposed issue of 2.75 billion A shares, our Parent Company will own approximately 40.99% of our issued and outstanding common shares, all of which are A shares, while institutional and public shareholders will own approximately 59.01% of our issued and outstanding common shares, including A shares, H shares and ADSs. See "ITEM 5. Operating and Financial Review and Prospects--Overview--Proposed Issue of A Shares, Very Substantial Acquisition and Continuing Connected Transactions" for additional information.

PASSENGER TRANSPORTATION

     Passenger transportation is our largest business segment, and accounted for 76.6% of our total revenues, and 81.0% of our railroad transportation revenues, in 2005. Our passenger train services can be categorized as follows:

     - intercity high-speed express trains and regular-speed passenger trains between Guangzhou and Shenzhen;

     -    through trains between Hong Kong and Guangzhou; and

     -    domestic long-distance trains.

     As of December 31, 2005, we operated 122 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points) of which:

     - 67 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen (ten of which are standby, which means that such trains will only operate during public holidays and peak periods);

     - two pairs were regular-speed passenger trains operating between Guangzhou and Shenzhen;

     - 13 pairs were Hong Kong through-trains (including 11 pair of Hong Kong through-trains, one pair of through-train between Zhaoqing and Kowloon, and one through train that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line); and

     - 40 pairs were domestic long-distance passenger trains (including three pairs of long-distance passenger trains operated by us between Shenzhen and Yueyang, between Shenzhen and Beijing and between Shenzhen and Shaoguan, respectively, and 37 pairs of domestic long-distance trains, operated by other operators but originating or terminating on, or passing through, our Guangzhou-Shenzhen railroad).

     The table below sets out passenger revenues and volumes for our Hong Kong through trains and domestic trains in each of 2003, 2004 and 2005:

                                         PASSENGER REVENUES       PASSENGER VOLUME      REVENUE PER PASSENGER
                                    ---------------------------   ------------------   ------------------------
                                      2003      2004      2005    2003   2004   2005      2003    2004    2005
                                    -------   -------   -------   ----   ----   ----     -----   -----   -----
                                           (RMB MILLIONS)             (MILLIONS)             (RMB MILLIONS)
Guangzhou-Shenzhen Trains........     913.4   1,152.5   1,219.8   16.0   20.3   21.5      57.0    56.9    56.7
Hong Kong through trains.........     322.4     436.9     457.7    2.0    2.9    3.1     160.0   151.2   149.3
Long-distance trains ............     554.4     670.3     833.7   19.8   22.9   24.5      28.0    29.3    34.1
Combined passenger operations....   1,790.2   2,259.7   2,511.2   37.9   46.1   49.1      47.3    49.1    51.2

     Guangzhou-Shenzhen Trains. In 2005, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed most to our railroad passenger transportation revenues.

     We divide our regular-speed train services and high-speed train services into different types based on the number of stops made by the train and the class of seating. Our train fares are determined on the basis of the types of services and the transportation distance.

     The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 5.9% from 20.3 million in 2004 to 21.5 million in 2005. The number of passengers traveling on our high-speed passenger trains between Guangzhou and Shenzhen increased by 7.1% from 19.7 million in 2004 to 21.1 million in 2005; while the number of passengers traveling on our regular-speed passenger trains between Guangzhou and Shenzhen decreased by 30.4% from 0.6 million in 2004 to
0.4 million in 2005. The revenues from our Guangzhou-Shenzhen trains increased by 5.8% from RMB1,152.5 million in 2004 to RMB1,219.8 million in 2005.

     Through-Trains. We currently operate jointly with the KCR 11 pairs of high-speed through trains between Hong Kong and Guangzhou. We provide the trains and personnel for eight pairs of these train services, while KCR provide for three pairs. The through train services beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai are provided by Guangzhou Railway (Group) Company, Beijing Railway Administration and Shanghai Railway Administration. Revenues from these through trains on the Guangzhou-Hong Kong section are shared between KCR and us, in proportion to our track mileage for the through train services, with 81.2% accruing to us and 18.8% to KCR. In addition, we share all related costs with KCR at the same rate for the through train services.

     Most of the passengers taking our Hong Kong through trains are from Hong Kong, Macau, Taiwan and foreign countries, and many are business travelers. As a result of the prices for our Hong Kong through train services, which are higher than the prices charged for our domestic train services, these through train services produce higher per-passenger revenues than our other passenger train services.

     In 2005, approximately 3.1 million passengers traveled on the Hong Kong through trains, representing an increase of 6.1% from approximately 2.9 million in 2004. Our revenue from the operation of the Hong Kong through trains for 2005 was RMB457.7 million, representing a 4.8% increase from RMB436.9 million for 2004.

     Domestic Long-distance Trains. As of December 31, 2005, we operated on a daily basis 40 pairs of domestic long-distance passenger trains on our rail line to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shanxi, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Shandong Provinces and Guangxi Autonomous Region as well as cities to the north, such as Shanghai, Beijing and Tianjin. In 2005, the number of passengers traveling on our long-distance trains were 24.5 million, representing an increase of 7.1% from
22.9 million in 2004. Revenues from our long-distance trains increased by 24.4% from RMB670.2 million in 2004 to RMB833.7 million in 2005.

     High-Speed Trains. As of December 31, 2005, we operated on average a total of 67 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen daily (including 10 standby trains). Our high-speed trains are capable of running at 160 to 200 kilometers per hour, 33% to 67% faster than our regular-speed trains, which typically run at 120 kilometers per hour.

     Our fleet of high-speed electric trains currently consists of one X-2000 high-speed passenger train, and eight leased, domestically-made "Blue Arrow" high-speed electric trains known as "Xin Shi Su,". The X-2000 train is an electric tilting train built in Sweden that can travel at speeds of up to 200 kilometers per hour.

     MAJOR STATIONS. The following are the major train stations owned and operated by us as of December 31, 2005:

     Guangzhou East Station. Our Guangzhou East Station services our train services between Guangzhou and Shenzhen and between Guangzhou and Hong Kong and provides a hub for long-distance trains to different locations within China. Our Guangzhou East Station is connected to Lines 1, 2 and 3 of the Guangzhou municipal subway. As of December 31, 2005, the Guangzhou East Station handled on a daily basis 12 pairs of Hong Kong through trains, 67 pairs of Guangzhou-Shenzhen trains, 13 pairs of long-distance passenger trains between the Guangzhou East Station and other locations in China, including Beijing, Shanghai, Jiujiang, Shantou, Hefei, Taiyuan, Nanchang, Yingtan, Harbin, Yichang, Qingdao, Xiamen, Shenyang and Xiamen, and 5 pairs of passenger trains passing through the Guangzhou East Station. In 2005, the number of passengers traveling from Guangdong East Station was 12.7 million, while the number of passengers arriving at Guangdong East Station was 11.3 million.

     Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Kowloon and Zhaoqing. As of December 31, 2005, this station handled on a daily basis the transfer service for eight pairs of domestic long-distance passenger trains, 28 pairs of Guangzhou-Shenzhen high-speed passenger trains and two pairs of Guangzhou-Shenzhen regular-speed trains. In 2005, the number of passengers traveling from Dongguan Station was 3.1 million, while the number of passengers arriving at Dongguan Station was 3.5 million.

     Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line and connected to Line 1 of Shenzhen's subway system. In 2002, we introduced China's first computerized ticket hall in our Shenzhen Station. As of December 31, 2005, our Shenzhen Station handled on a daily basis 66 pairs of Guangzhou-Shenzhen passenger trains (including nine backup pairs) and 21 pairs of domestic long-distance passenger trains between Shenzhen and other locations in China, including Beijing, Changsha, Shaoguan, Wuchang, Meizhou, Shantou, Maoming East, Zhengzhou, Fuzhou, Hankou, Shenyang, Huaihua, Jiujiang, Yueyang, Guilin, Ji'an, Shanghai and Taizhou. In 2005, the number of passengers traveling from Shenzhen Station was 14.1 million, while the number of passengers arriving at Shenzhen Station was 14.0 million.

FREIGHT TRANSPORTATION

     Revenue from our freight transportation accounted for 18% of our total revenues and 19% of our railroad transportation revenues in 2005. Our principal market for freight is domestic long-haul freight, originating and/or terminating outside the Guangzhou-Shenzhen corridor.

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

     The total tonnage of freight we transported in 2005 was 31.9 million tonnes, representing a decrease of 6.7% from 34.2 million tonnes in 2004. Revenues from freight transportation business in 2005 were RMB588.3 million, representing a decrease of 3.8% from RMB611.8 million in 2004. Our outbound freight revenues increased by 22.9% in 2005, while our inbound freight revenues decreased by 4.7% in 2004.

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

     The following table shows the composition of our freight volume by percentage for the three years ended December 31, 2005 (based on tons transported).

                                    OUTBOUND FREIGHT       INBOUND (AND PASS-THROUGH) FREIGHT
                                ------------------------   ----------------------------------
                                   2003   2004   2005              2003   2004   2005
                                   ----   ----   ----              ----   ----   ----
                                AS A PERCENTAGE OF TOTAL   AS A PERCENTAGE OF TOTAL INBOUND
                                    OUTBOUND FREIGHT          (AND PASS-THROUGH) FREIGHT
Construction materials.......       30%    23%   24.4%              37%    44%   37.8%
Energy products..............       43%    50%   50.6%              14%    12%   10.9%
Food products................        4%     5%    3.0%              21%    20%   19.9%
Chemicals....................        6%     4%    3.5%               9%    10%    9.9%
Manufactured goods...........        4%     2%    1.5%               3%     3%    3.1%
Containers...................       10%    12%   11.4%               8%     8%   10.1%
Other goods..................        3%     4%    5.6%               8%     3%    8.3%
                                   ---    ---    ----              ---    ---    ----
Total........................      100%   100%    100%             100%   100%    100%
                                   ===    ===    ====              ===    ===    ====

     Freight Yards, Container Yards and Warehouses. We own freight yards, container yards and warehouses, most of which are located at our Shenzhen North, Xiayuan, Huangpu, Zhangmutou, Dongguan, Shipai, Jishan, Pinghu South and Guangzhou East Stations. Of the freight yards that we own and operate, three handled freight exceeding 1.0 million tons in 2005. Our freight yard at Huangpu Station handled approximately 2.8 million tons, while Xiayuan Station handled approximately 7.4 million tons and Shenzhen North Station handled approximately
1.1 million tons, respectively, in 2005. In 2005, revenues from the operation of our warehouses (including loading and unloading charges) and miscellaneous items amounted to RMB141.0 million, which accounted for 24.0% of our freight revenues for the year.

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

     Revenues from our other businesses in 2005 were RMB177.5 million, representing an increase of 6.5% from RMB166.7 million in 2004.

     The table below sets out the revenues for our other businesses, by categories of activity, in each of 2003, 2004 and 2005:

                                                                      AS A PERCENTAGE OF TOTAL
                                                REVENUES          REVENUES FROM OTHER BUSINESSES
                                         ---------------------   ---------------------------------
                                          2003    2004    2005          2003   2004   2005
                                         -----   -----   -----          ----   ----   ----
                                             (RMB MILLIONS)
On-board and station sales............    39.2    48.5    29.2           26%    29%   16.5%
Station services......................    41.6    45.2    39.4           28%    27%   22.1%
Tourism, advertising and others.......    70.8    73.0   108.9           46%    44%   61.4%
                                         -----   -----   -----          ---    ---    ----
   Total..............................   151.6   166.7   177.5          100%   100%    100%
                                         =====   =====   =====          ===    ===    ====

SEASONALITY OF OUR RAILWAY TRANSPORTATION BUSINESS

     There is some seasonality in our businesses. The first quarter of each year typically contributes the highest portion of our annual revenues, mainly because it coincides with the Spring Festival holidays when the Chinese people customarily travel from all over the country back to their hometowns. In addition, the New Year holidays, the Labour Day holidays, summer holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand and increase the fares of our passenger trains.

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

     In 2005, we initiated passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and succeeded in testing the IC Card Ticketing System.

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

     In January 2005, the MOR modified the settlement method on the income from railway freight transportation. Pursuant to the new settlement methods, starting from January 1, 2005, all freight transportation fees relating to post parcels and luggage, containers and special goods shall be collected by Zhongtie Parcels Courier Company Limited, Zhongtie Container Transportation Company Limited and Zhongtie Special Goods Transportation Company Limited, or collectively the Professional Transportation Companies. The Professional Transportation Companies shall pay railway usage fees to relevant railway administration and companies, including us. Prior to January 1, 2005, we charged freight transportation fees for these post parcels and luggage based on the categories of goods and distance of transportation; while after January 1, 2005, we collect railway usage fees from the Professional Transportation Companies. In order to make itemized revenue from freight match freight volume, and remain comparable with previous years, these railway usage fees have been recorded, as appropriate as revenues generated from freight dispatch, as well as freight reception and transit, based on the freight dispatched or received and transited. The modifications in the settlement method have not had a material effect on our revenues from freight transportation in 2005.

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

     With respect to passenger transportation, we face competition from bus services, which are available between Guangzhou and Hong Kong and between Guangzhou and Shenzhen. Bus fares are lower than the fares for our high-speed passenger train services. Furthermore, buses can offer added convenience to passengers by departing from or arriving at locations outside their central terminals, such as hotels. However, train services generally offer greater speed, safety and reliability than bus services. In addition, since the implementation of our "As-Frequent-As-Buses" Train Project in October 2001, our high-speed train services and through train services have enabled us to compete more effectively with bus operators in terms of speed and frequency. We also compete to a lesser extent with commercial air and sea hovercraft passenger transportation services operating between Guangzhou and Hong Kong.

     With respect to freight transportation, we face significant competition from truck transportation in the medium- and short-distance freight transportation market as the expressway and highway networks in our service region and neighboring areas have increasingly improved. By comparison, in the long-distance freight transportation market, we offer many advantages compared to truck transportation due to the higher cost of truck transportation, susceptibility of truck transportation to traffic conditions and a scarcity of heavy duty trucks. Our freight transportation also competes with water transportation. Although water transportation is competitive in terms of price, we believe that water transportation subjects goods to greater risks of loss and damage due to the multiple handling processes required. In addition, our freight transportation is more competitive in terms of speed compared to water transportation. As air freight is very expensive and attracts a different group of customers, we consider that we do not face significant competition from air freight. A very significant portion of the long-distance freight in China is still transported by rail.

EQUIPMENT, TRACKS AND MAINTENANCE

     As of December 31, 2005, we owned 12 diesel high-speed locomotives, five high-speed electric locomotives, 18 shunting locomotives, one high-speed electric passenger train, 84 semi-high-speed passenger coaches, 41 regular-speed passenger coaches and 112 long-distance express passenger train coaches. We also leased eight "Blue Arrow" high-speed electric train-sets from Guangzhou Zhongche Railway Rolling Stock Sales and Services Company Limited, or Guangzhou Zhongche.

     The freight cars we use are all leased from the MOR, to which we pay uniform rental fees and depreciation fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2003, 2004 and 2005 were approximately RMB58.9 million, RMB65.5 million and RMB50.8 million, respectively.

     From September 2000, we began to lease eight "Blue Arrow" high-speed electric train-sets from Guangzhou Zhongche to facilitate the development of our "As-Frequent-As-Buses" Train Project. We paid the lessor RMB104.2 million, RMB103.2 million and RMB99.6 million in 2003, 2004 and 2005, respectively, under the lease. Lease agreements for different train-sets will expire from June 2006 to December 2006. We entered into an agreement for the purchase of twenty sets of Electric Multiple Units trains (EMUs) on August 9, 2005 with Bombardier Sifang Power (Qingdao) Transportation Ltd and Bombardier Sweden Transportation Ltd. These 20 sets of EMUs will be used in the operation of the Guangzhou-Shenzhen high-speed passenger trains and Hong Kong Through Trains. Each EMU has the speed of 200 km/h and we believe that the introduction of EMUs will strengthen our capability to deliver "safety, speed, comfort and quality" in transport services and increase our efficiency and competitiveness. Given that the EMUs will not be delivered to us until the second half of 2007, we renewed the lease agreement for another year with Zhongche in June 2006.

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

     We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last eight years, and are maintained and upgraded on an ongoing basis as required. In 2003, we replaced a whole section of steel rail amounting to 38 kilometers, 29 sets of wooden moveable center switches with 23 sets of cement moveable center switches, 1,042 meters of separate steel bars and 1,926 pieces of separate wooden crossties to sustain safety and stability of our railway. In 2004, we replaced 77 kilometers of worn-out tracks and upgraded 88 kilometers of electrified catenary network. In addition to that, we upgraded some power projects in the Shenzhen North Station to accommodate changes to our train routes and speed acceleration projects. In 2005, we replaced 23,203 pieces of various types of ties, 2.45 kilometers of high-speed wire rod rail, 566 pieces of mainline rails and receiving and dispatching rail, 344 sets of receiving and dispatching center switches and 1.56 kilometers of signal cable. In addition, we also screened certain ballast beds.

     We continued our construction of the fourth line between Guangzhou and Shenzhen in 2005 and expect to complete it by the end of 2007. The completion of the construction will allow the high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, thus improving the transportation capacity of high-speed passenger trains, domestic long-distance trains and freight trains.

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

     We lease a portion of the locomotives and rolling stock that are used in our transportation operations from our Parent Company and its subsidiaries, who also provide services for these locomotives and rolling stock under contracts which stipulate fees based on a cost plus profit formula. The profit portion is fixed for a 10-year term of the relevant contract at 8% of costs. Costs include all actual costs related to providing and servicing the locomotives and rolling stock. Because such costs are affected by inflation, we are subject to inflationary risks in connection with our payment obligations under these contracts. Our Parent Company and some of its subsidiaries, such as Yangcheng Railway Company and Guangmeishan Railway Company, have similar agreements with us to provide services and assistance with respect to our railroad operations. In addition, GEDC provides public security and housing for our employees and their families under a contract and in exchange for fee payments. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under the contractual arrangements made upon our restructuring. In 2005, the total amount of these payments we made to our Parent Company and its subsidiaries accounted for 3.64% of our railroad business operating costs for the year. See " Item 7B. Related Party Transactions."

     Under the Rules Governing the Listing of Securities on the Hong Kong Exchange, or the HKSE Listing Rules, transactions between us and our connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Stock Exchange of Hong Kong. Under certain waivers granted by the Stock Exchange of Hong Kong in connection with our original listing of H shares in May 1996, our independent non-executive directors review and certify annually that these contracts are entered into on normal commercial terms that are fair and reasonable to us. The above transactions are exempted from the strict compliance of the requirements under the HKSE Listing Rules in relation to connected transactions, subject to certain conditions set forth in the waiver letter issued by the Stock Exchange of Hong Kong. On January 13, 2006, we entered into a provisional comprehensive services agreement with our parent company and a comprehensive services agreement with GEDC, both of which became effective on March 3, 2006 after being approved by our shareholders' general meeting.

     The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2004 and 2005, we paid approximately RMB106.9 million and RMB125.5 million, respectively, in electricity charges.

     Our five largest customers accounted for less than 30% of our revenue and our five largest suppliers accounted for less than 30% of our purchases in 2005.

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

     Prior to March 18, 2005, the MOR divided the national railway system into 15 regions, each overseen and operated by a separate railway administration, or group companies. Ten of these 15 administrations were further subdivided on a geographical basis into 41 railway sub-administrations, or general companies. On March 18, 2005, the MOR issued a notice under which all general companies were dissolved and three new group companies were established. As a result, the number of group companies increased to 18. Group companies are directly responsible for passenger and freight transportation as well as the coordination and supervision of operations carried out by train stations.

TRANSPORT OPERATIONS

     The transport operations of the PRC national railway system are organized under the centralized control and management of the MOR. In order to promote efficient utilization of the railroad network nationwide, the MOR directly manages and coordinates traffic flow on national trunk lines and through any connection points, where two rail lines operated by different companies connect to each other, in the system. Based on route capacity, available equipment and national priorities, the MOR allocates to the 18 group companies authority to make routings on trunk lines, allocates numbers and types of freight cars to the group companies and specifies requirements to dispatch empty freight cars to designated locations in order to facilitate freight car circulation within the national railway system. Within the allocations set by the MOR, each group companies and administration manages and coordinates traffic within its own jurisdiction.

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

     Since March 1996, the MOR and our Parent Company have accorded us substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet consumer demand. On October 21, 2004, we successfully launched our "As-Frequent-As-Buses" Train Project, which provides intercity express train services. As of December 31, 2005, the total number of intercity express trains running daily between Guangzhou and Shenzhen increased from 64 pairs in 2004 to 67 pairs including ten standby trains. We currently have 40 pairs of long-distance trains and 13 pairs of through trains.

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

     Pursuant to relevant approvals from the MOR and other relevant PRC government authorities, we have broad discretion to adjust and determine our service price. With respect to our freight transportation services within our own lines, we may set our prices within a range between 50% to 150% of national price levels. With respect to our passenger transportation services, we may set the prices for our regular speed Guangzhou-Shenzhen trains within a range between 25% to 225% of national price levels, and may freely determine the prices for our high-speed express trains between Guangzhou and Shenzhen. In addition, we set the prices for our Hong Kong through trains in consultation with KCR, our business partner and the prices for our Hong Kong through trains are higher than the prices charges for our domestic train services.

ENVIRONMENTAL PROTECTION

     We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have six wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use. We pay regular fees to local authorities for the discharge of waste substances. In 2005, our environmental protection-related expenses were approximately RMB1.7 million as compared to RMB0.5 million in 2004.

INSURANCE

     Pursuant to applicable PRC regulations, we are liable for the compensation to passengers for body injury arising from accidents to the limit of RMB60,000/person, including transportation business liability compensation amounting to RMB40,000/person. With respect to loss of or damage to baggage, parcels and freight, our customers may elect to purchase insurance administered by the Ministry of Railways for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB15 for each kilogram of damaged baggage and/or parcels. Similarly, freight transport customers who elect not to purchase insurance may recover up to RMB2,000 for each ton of damaged freight if insured by weight.

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

     We maintain retirement insurances and medical insurances for our employees in accordance with applicable insurance laws and regulations in Guangzhou and Shenzhen, as applicable. In addition, we have taken out work-related personal injury insurance policies and child-bearing insurance for our employees.

ITEM 4C. ORGANIZATIONAL STRUCTURE

     The following table lists the significant subsidiaries of Guangshen Railway Company Limited as of December 31, 2005:

                                                                COUNTRY OF      PERCENTAGE OF INTEREST
                            NAME                              INCORPORATION   HELD BY GUANGSHEN RAILWAY
                            ----                              -------------   -------------------------
DIRECTLY HELD BY THE COMPANY

Guangzhou East Station Dongqun Trade and Commerce Service
   Company                                                         PRC                   100%
Shenzhen Fu Yuan Enterprise Development Company                    PRC                   100%
Shenzhen Guangshen Railway Civil Engineering Company(1)            PRC                   100%
Shenzhen Guangshen Railway Travel Service Ltd.                     PRC                   100%
Shenzhen Jian Kai Trade Company(2)                                 PRC                   100%
Shenzhen Jing Ming Industrial & Commercial Company Limited         PRC                   100%
Shenzhen Railway Station Travel Service Company(3)                 PRC                    75%
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and
   Unloading Company                                               PRC                    55%
Dongguan Changsheng Enterprise Company                             PRC                    51%
Shenzhen Railway Station Passenger Services Company Limited        PRC                   100%

INDIRECTLY HELD BY THE COMPANY

Shenzhen Nantie Construction Supervision Company                   PRC                   100%
Shenzhen Guangshen Railway Economic and Trade Enterprise
   Company                                                         PRC                   100%
Shenzhen Railway Property Management Company Limited               PRC                   100%
Shenzhen Yuezheng Enterprise Company Limited                       PRC                   100%
Shenzhen Road Multi-modal Transportation Company Limited           PRC                    60%

----------

(1) We entered into a share transfer agreement with Guangzhou Railway Economic and Technological Development General Company on June 13, 2006, pursuant to which, we transferred a portion of the equity interest in Shenzhen Guangshen Railway Civil Engineering Company held by us and one of our subsidiaries (Shenzhen Fu Yuan Enterprise Development Company) to Guangzhou Railway Economic and Technological Development General Company, a related party. Following the completion of such transfer, we hold 49% of the equity interest in Shenzhen Guangshen Railway Civil Engineering Company.

(2) A public announcement was made that the subsidiary had to be put under liquidation on May 20, 2005 and the formal liquidation process also commenced on that date. As at December 31, 2005, the relevant legal procedures had not been completed but the directors consider that the impact of the liquidation process did not bear any material impact on the Financial Statements as a whole.

(3)  A Sino-foreign co-operative joint venture.

ITEM 4D. PROPERTY, PLANT AND EQUIPMENT

     We occupy a total area of approximately 11.84 million square meters.

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

     As at 31 December 2005, land use right certificates ("Land Certificates") of certain parcels of land of the Company with an aggregate area of approximately 3,450,962 square meters had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Company. Accordingly, no provision for impairment was considered necessary.

     In addition, as of 31 December 2005, ownership certificates of certain buildings ("Building Ownership Certificates") of the Company with an aggregate carrying value of approximately RMB1,297,947,000 had not been obtained by the Company. After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Company. Accordingly, no provision for fixed assets impairment was considered necessary.

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

     For additional information regarding our property, plant and equipment, see "Item 4B. Business Overview-Equipment and Track Maintenance" and Notes 6 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     We do not have any unresolved Staff comments that are required to be disclosed under this item.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with our consolidated financial statements contained elsewhere in this annual report. The revenues provided in this part are set out the deduction of business tax. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain material respects from United States Generally Accepted Accounting Principles. For a discussion of the differences that affect Guangshen Railway, see Note 36 to our audited consolidated financial statements.

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

     For the year ended December 31, 2005, our total revenues were RMB3,276.9 million, profit attributable to shareholders was RMB613.4 million, and earnings per share were RMB0.14. Railroad business revenues accounted for 93.9%, 94.5% and 94.6% of our total revenues in 2003, 2004 and 2005, respectively.

     Passenger transportation business is our most important business. In 2005, we continued to enhance the operation of the Guangzhou-Shenzhen high speed passenger trains and The Canton-Kowloon through trains, improve our transportation capacity, increase the operation of standby trains during holidays, increase the frequency of stopping at intermediary stations, initiate passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and refurbish our passenger stations for the convenience of passengers to attract more passengers. In 2005, the total number of passengers was 49.1 million, representing an increase of 6.7% from 2004; passenger transportation revenues were RMB2,511.2 million, representing an increase of 11.1% from 2004.

     We transported a total of 31.9 million tonnes of freight in 2005, representing a decrease of 6.7% from 2004. Freight transportation revenues in 2005 were RMB588.3 million, representing a decrease of 3.8% compared to 2004. The decrease was mainly due to the severe competition from other means of transportation and the centralized upward adjustments of railway freight tariffs.

     Revenues from our other businesses were RMB177.5 million in 2005, representing an increase of 6.5% from 2004.

     In 2005, pursuant to the amendments to the HKSE listing rules, we established a remuneration committee with a majority of the member of the committee being independent non-executive directors. Pursuant to the implementation of the new Company Law in China on January 1, 2006, we amended certain articles of our Articles of Association.

PROPOSED ISSUE OF A SHARES, VERY SUBSTANTIAL ACQUISITION AND CONTINUING RELATED PARTY TRANSACTIONS

     On November 15, 2004, we entered into the Acquisition Agreement with Yangcheng Railway Company for the acquisition by us of the railway transportation business between Guangzhou and Pingshi, a city on the border between Guangdong Province and Hunan Province, currently operated by Yangcheng Railway Company and the assets and liabilities relating to such business. The consideration of the Acquisition will be approximately RMB10.3 billion. In order to finance the Acquisition, we intend to issue and allot up to 2.75 billion A shares and use the proceeds from the A Share Issue to pay the consideration of the Acquisition. We have submitted relevant application documents to relevant authorities for approval of the A Share Issue. Pursuant to the HKSE Listing Rules, the Acquisition constitutes a very substantial acquisition. As Yangcheng Railway Company is a wholly owned subsidiary of our Parent Company, the Acquisition also constitutes a related party transaction. In anticipation of the A Share Issue and the Acquisition, we entered into various agreements with each of Yangcheng Railway Company and our Parent Company in respect of certain continuing related party transactions. Such agreements will take effect upon the completion of the Acquisition and will thereafter replace all existing related party transaction agreements relating to the same categories of transactions.

     We made an announcement in respect of the above matters on November 15, 2004 and also sent a circular to our shareholders on December 5, 2004. The circular contained details relating to the A Share Issue, the proposed amendments to the Articles of Association, the Acquisition and the continuing related party transactions, a letter from our independent board committee to our independent shareholders containing their recommendation, and a letter from our independent financial adviser to our independent board committee and our independent shareholders containing its advice, etc. We held our domestic shareholders' class meeting, H shares shareholders' class meeting and extraordinary general meeting on December 30, 2004 to approve related matters. Such approval was further renewed for one year at our extraordinary shareholders' meeting held on January 20, 2006.

     The Acquisition Agreement is conditioned upon the fulfillment of, among other things, the following conditions:

     1. the formal approvals of relevant authorities or bodies in relation to the A Share Issue having been obtained;

     2. the A Share Issue having been completed and an amount of not less than 65% of the consideration of the Acquisition having been raised;

     3. the approvals of relevant government bodies responsible for the supervision and management of state-owned assets in relation to Yangcheng Railway Company's proposal on disposal of its state-owned assets having been obtained; and

     4. the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi having been obtained.

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

     We submitted our application proposal relating to the A Share Issue to the China Securities Regulatory Commission, or CSRC, but it is difficult to estimate whether or when the A Share Issue will be completed as it is subject to the market conditions and policies of the CSRC.

ITEM 5A. RESULTS OF OPERATIONS

PRINCIPAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS

     Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway passenger transportation services on the trains between Guangzhou and Shenzhen, certain long-distance trains and Hong Kong through trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and mainland China, affects the number of business people traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service.

     Competitive Pressure from other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other means of transportation, such as the automobile, bus, ferry and airplane services. For example, the fast growth in the number of privately owned vehicles and a higher penetration of bus services affect the number of train passengers traveling short distances; and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight air transportation services.

     PRC Policies. We enjoy certain preferential policies granted by the PRC government. For example, as a company located in the Shenzhen Special Economic Zone, we enjoy a preferential income tax rate of 15%, rather than the 33% income tax rate generally applicable to domestic companies in the PRC. In addition, we are allowed to be more flexible in making the price for both the passenger transportation and the freight transportation as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will impact our results of operations.

REVENUES

     In 2005, our total revenues were RMB3,276.9 million, representing an increase of 7.9% from RMB3,038.1 million in 2004. Revenues from our passenger transportation service, our freight transportation service and our other businesses accounted for 76.6%, 18.0% and 5.4%, respectively, of our total revenues in 2005. Revenues from our passenger transportation service and our freight transportation service accounted for 81.0% and 19.0%, respectively, of our revenues from our railroad transportation businesses in 2005.

     Passenger transportation service. Passenger transportation remains our most important business. As of December 31, 2005, we operated 122 pairs of passenger trains daily, representing an increase of five pairs from the number in operation as of December 31, 2004. There were 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen, representing an increase of three pair compared to 2004; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen; 13 pairs of Hong Kong Through Trains and 40 pairs of long-distance passenger trains, an increase of two pairs compared to 2004.

     In 2005, our total number of passengers was 49.1 million, representing an increase of 6.6% from 46.0 million in 2004. Our revenue from passenger transportation was RMB2,511.2 million, representing an increase of 11.1% from RMB2,259.7 million in 2004.

     The following table sets forth our revenues from passenger transportation and the number of our passengers for the three years ended December 31, 2005:

                                                      YEAR ENDED DECEMBER 31,
                                                 ---------------------------------   CHANGE IN 2005 FROM
                                                    2003        2004        2005             2004
                                                 ---------   ---------   ---------   -------------------
Revenue from passenger
   transportation (RMB thousands).............   1,790,204   2,259,671   2,511,156          11.1%
Total passengers (thousands)..................      37,861      46,012      49,058           6.6%
Revenue per passenger (RMB)...................       47.28       49.11       51.19           4.2%
Total passenger-kilometers (millions).........    3,295.50     4,200.2    4,539.10           8.1%
Revenue per passenger-kilometer (RMB).........        0.54        0.54        0.55           1.9%

     In 2005, we made the following adjustments to the prices of our passenger transportation services: (1) during the Spring Festival, we adjusted the passenger fares of different classes of our long-distance domestic train services; and (2) during the New Year holidays, the Spring Festival holidays, the Labor Day holidays and the National Day holidays, we increased the fares of our high-speed passenger trains and regular-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip journey.

     Freight transportation. The total tonnage of freight transported by us in 2005 was 31.9 million tonnes, representing a decrease of 6.7% from 34.2 million tonnes in 2004. In 2005, in order to attract more freight resources, we continued to offer price discounts for freight transportation of steel, coal, corn, beverage, container, rice and plastic as in 2004. Our revenues from freight transportation business were RMB588.3 million, representing a decrease of 3.8% from RMB611.8 million in 2004.

     - In 2005, our outbound freight tonnage was 8.46 million tonnes, representing an increase of 2.7% from 8.24 million tonnes in 2004. Our outbound freight revenues were RMB139.3 million, representing an increase of 22.9% from RMB113.4 million in 2004. The increase in outbound freight tonnages in 2005 was mainly due to (i) the continuing increase in demand for imported raw materials such as coal and ore owing to the continuous and rapid economic growth in mainland China;
          (ii) the centralized upward adjustments of railway freight tariffs implemented since April 2005 had exerted positive influence on the increase in outbound freight revenue; and (iii) in order to enhance competitiveness, the Company endeavored to maintain the current sources of freight and explore for new freight through providing preferential tariffs, improving service quality and strengthening relations with consignors.

     - In 2005, our inbound and pass-through freight tonnages were 23.43 million tonnes, representing a decrease of 9.7% from 25.96 million tonnes in 2004. Our inbound and pass-through freight revenues were RMB308.0 million in 2005, representing a decrease of 4.7% from RMB323.1 million in 2004. The decrease in inbound and pass-through freight tonnages was mainly due to (i) the progressive improvement of road, water and air transportation networks of mainland China, bringing fiercer competition to railway freight transportation market;
          (ii) the centralized upward adjustments of railway freight tariffs implemented nationwide since April 2005 had led to the transfer of part of the freight sources to other means of transport.

     - In 2005, our revenues from storage, loading and unloading and other miscellaneous items were RMB141.0 million, representing a decrease of 19.6% from RMB175.3 million in 2004. The decrease was mainly due to the decline in inbound and pass-through freight volume.

     The following table sets forth our revenues from freight transportation and the volumes of commodities we shipped for the three years ended December 31, 2005:

                                                    YEAR ENDED DECEMBER 31,
                                                 ----------------------------   CHANGE IN 2005 FROM
                                                   2003      2004       2005             2004
                                                 -------   --------   -------   -------------------
Revenue from freight transportation
   (RMB thousands)............................   526,382    611,807   588,310          (3.8%)
Total freight tons (thousands of tons)........    27,584     34,199    31,893          (6.7%)
-Revenues from outbound freight transportation    88,042    113,421   139,340          22.9%
-Revenues from inbound and
    pass-through transportation                  267,844    323,108   307,962          (4.7%)
-Revenues from storage, loading and unloading
    and other miscellaneous items                170,496    175,278   141,008         (19.6%)
Revenue per ton (RMB).........................     19.08      17.89     18.45           3.1%
-Outbound freight tonnage                          6,466      8,241     8,460           2.7%
-Inbound and pass-through freight tonnage         21,118     25,958    23,433          (9.7%)
Total ton-kilometers (millions)...............   1,978.9    2,489.5   2,294.8          (7.8%)
Revenue per ton-kilometer (RMB)...............      0.27       0.25      0.26           4.0%

     In 2005, we made the following adjustments to the prices of our freight transportation services: (i) in accordance with the slight increase in the national price levels for railway freight transportation, we increased the prices of our freight transportation services slightly; and (ii) we offered certain price discounts to some categories of freight to maintain existing business and attract new freight business.

     Other Businesses. Our other businesses mainly consist of sales of goods and food, advertising and tourism services on board and in stations. Revenues from other businesses in 2005 were RMB177.5 million, representing an increase of 6.5% from RMB166.7 million in 2004.

     The table below sets forth a breakdown of our revenues from the different categories of other businesses for the three years ended December 31, 2005:

                                           YEAR  ENDED DECEMBER 31,
                                         ---------------------------
                                           2003      2004      2005
                                         -------   -------   -------
                                                (RMB THOUSANDS)
On-board and station sales............    39,217    48,496    29,172
Station services......................    41,610    45,206    39,430
Tourism, advertising and others.......    70,769    72,969   108,860
                                         -------   -------   -------
   Total..............................   151,596   166,671   177,462
                                         =======   =======   =======

OPERATING EXPENSES

     In 2005, our total operating expenses were RMB2,566.1 million, representing an increase of 6.6% from RMB2,408.0 million in 2004. The following table sets forth, as a percentage of our railroad revenues, the principal operating expenses associated with our railroad businesses for 2003, 2004 and 2005:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ---------------------------
                                                                 2003      2004      2005
                                                               -------   -------   -------
Railroad businesses revenues (RMB millions).................   2,316.6   2,871.5   3,099.5
Labor and benefits..........................................        15%       17%       17%
Equipment leases and services...............................        19%       16%       16%
Materials and supplies......................................        10%        9%        9%
Repair costs, excluding materials and supplies..............         4%        8%        8%
Depreciation (and amortization of leasehold land payments)..        13%       12%       11%
General and administrative expenses.........................         6%        7%        6%
Fee for social services.....................................         3%        3%        3%
Others......................................................         5%        4%        4%
Operating expenses ratio(1).................................        75%       78%       77%
Railroad businesses operating margin........................        25%       22%       23%

----------
(1) Total railroad operating expenses as a percentage of railroad businesses revenues.

     Railway Operating Expenses. Our total railway operating expenses increased by 6.0% from RMB2,241.8 million in 2004 to RMB2,375.8 million in 2005. The following sets forth a breakdown of these changes by line item:

     - Business tax. Our business tax in 2005 was RMB86.6 million, representing an increase of 3.4% from RMB83.7 million in 2004. The increase was mainly due to the increase in revenues of the Company.

     - Labor and benefits. In 2005, our labor and benefits expenses amounted to RMB518.6 million, representing an increase of 5.3% from RMB492.6 million in 2004. The increase was mainly due to (i) the implementation of the performance based salary policy; steady increase of operating results in 2005 resulted in the overall increase in employees' salaries and benefits; (ii) the increase in the number of trains in operation during the year, and the corresponding increase in the number of related operation staff and workload.

     - Materials and supplies. Our materials and supplies expenses consist mainly of fuel, water and electricity expenses. In 2005, our materials and supplies expenses amounted to RMB283.9 million, representing an increase of 15.6% from RMB245.5 million in 2004. The increase was mainly due to: (i) the increased consumption of materials and supplies resulted from the increased number of trains in operation during the year; (ii) the increase in the consumption of materials arisen from the increased investment in flood-control and maintenance of railway line to ensure the safety thereof: (iii) the ongoing increase in the prices of oil and electricity because of short supply, which led to the increase of related costs of the Company.

     - Depreciation. Our depreciation expenses of fixed assets decreased by 2.7% from RMB334.5 million in 2004 to RMB325.6 million in 2005, mainly due to the disposal of some useless assets during the year, some of which had come to the end of their service life during the year.

     - Repair. Our repair expenses increased by 21.6% from RMB216.3 million in 2004 to RMB263.0 million in 2005, primarily due to (i) the increased number of locomotives and vehicles that underwent overhaul, leading to the increase in repair expenses on related equipment; (ii) the refurbishment of houses and structures to provide better service to passenger and to improve the living and working environment of the employees, which caused an increase in the repair expenses; (iii) the increase in the expenses on the repair and maintenance of facilities such as rail lines and electrical equipment to satisfy the requirement for transportation safety as a result of increased transportation volume.

     - Equipment leases and services. Our expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2005, our expenses relating to equipment leases and services amounted to RMB507.6 million, representing an increase of 12.3% from RMB452.2 million in 2004. This was mainly due to (i) the operation of Shenzhen-Shaoguan long-distance trains since May 2005, which led to the increase in the corresponding railway usage fees; and (ii) the relatively large increase in the number of temporary passenger trains in operation during the Spring Festival holidays and the Golden Week holidays in 2005, which led to the increase of related equipment leases and services fees.

     - Social services. Our social services fees in 2005 were RMB78.2 million, representing a decrease of 7.6% from RMB84.6 million in 2004. The reason for the decrease was mainly as follows: the segmentation reform of principal and subordinate businesses of the railway industry implemented in 2004, as a result of which, the hospitals and schools that used to provide medical and education services to the Company were transferred to local authorities, thus the Company had to pay a certain amount of subsidies in accordance with the government policies, while in 2005, the Company was not required to pay such fees.

     - General and administrative. Our general and administration expenses decreased by 1% from RMB190.3 million in 2004 to RMB188.4 million in 2005. This was mainly due to the decrease in the provision for impairment this year.

PROFIT FROM OPERATIONS

     Our profit from operations increased by 11.9% from RMB678.4 million in 2004 to RMB759.3 million in 2005 due to the increase in our total revenues.

TAXATION

     As we are registered and established in the Shenzhen Special Economic Zone, our railroad businesses are subject to income tax at a rate of 15%. According to relevant tax regulations, our other businesses and our subsidiaries are subject to income tax at the rate of either 15% or 33%, depending on the location of incorporation. Our income tax expense was RMB104.2 million in 2005, representing an effective tax rate of 14.5% and an increase of RMB5.8 million compared to RMB98.4 million in 2004.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

     Our consolidated net profit increased by 8.1% from RMB567.5 million in 2004 to RMB613.4 million in 2005.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

REVENUES

     In 2004, our total revenues were RMB3,038.1 million, representing an increase of 23.1% from RMB2,468.2 million in 2003. Revenues from our passenger transportation service, our freight transportation service and our other businesses accounted for 74.4%, 20.1% and 5.5% of our total revenues in 2004 respectively. Revenues from our passenger transportation service and our freight transportation service accounted for 78.7% and 21.3%, respectively, of our revenues from our railroad transportation businesses in 2004.

     Passenger transportation service. Due to the impact from the SARS epidemic, our revenues from passenger transportation declined during the first half of 2003. We operated more trains and increased the frequency of stopping at intermediary stations to attract more passengers following the end of the SARS epidemic. We also worked on the integrated refurbishment of our passenger stations, such as Guangzhou East Station, Shenzhen Station and Dongguan Station, to improve our public image. Furthermore, we expanded our ticket network by opening more ticket offices at Guangzhou Station and other stations along the Guangzhou-Shenzhen route. We also made slight adjustments to our fares during peak periods and took other steps to improve our service quality and enhance our market efforts. In 2004, the total number of our passengers was 46.0 million, representing an increase of 21.4% when compared to that of 2003; our passenger transportation revenues were RMB2,259.7 million, representing an increase of 26.2% from that of 2003.

     Freight transportation. During 2004, we transported a total of 34.2 million tonnes of freight, representing an increase of 6.6 million tonnes when compared to that of 2003. We believe that this increase resulted from our marketing efforts in our freight transportation business and our relationships with ports, mines and other corporates, which enabled us to maintain existing large volume freight and capture new freight transportation business. Our freight transportation revenues in 2004 were RMB611.8 million, representing an increase of 16.2% when compared to that of 2003.

     - Our outbound freight revenues increased by 28.8% from RMB88.04 million in 2003 to RMB113.4 million in 2004. The increase in outbound freight tonnages in 2004 was mainly due to (i) the economic growth in mainland China which increased the demand for energy and raw materials, such as coal, ore and petroleum imports, etc, and in turn led to greater demand for freight transportation services; (ii) the severe crackdown on oversize and overloaded trucks on highways by the PRC government in 2004, and the implementation of the Road Traffic Safety Law, which led to an increase in the costs of road transportation; as a result, part of the freight previously transported by road shifted to railway transportation; (iii) the operation of additional container trains from Dongguan to Kowloon and the "5 fixed" (fixed locations, fixed line, fixed time, fixed price and fixed schedule) freight trains, from Pinghu South to Chengdu East and other locations led to a significant increase in the number of containers transported by us; and (iv) the end of the SARS epidemic, which adversely affected the freight transportation business in 2003.

     - Our inbound and pass-through freight revenues increased by 20.6% from RMB267.8 million in 2003 to RMB323.1 million in 2004. This increase was mainly due to (i) the rapid economic growth in the PRC, including the Pearl River Delta region, which created great demand for raw materials, such as steel and cement; (ii) the recovery of the Hong Kong economy, and the increased volume of Chinese exports, which led to a large increase in the demand for freight transportation; and
          (iii) the Chinese government's crackdown on oversize and overloaded trucks on highways, which led to a shift of part of truck freight to railway transportation.

     - Our revenues from storage, loading and unloading and other miscellaneous freight services increased by 2.8% from RMB170.5 million in 2003 to RMB175.3 million in 2004. The increase was mainly due to the significant increase in the total tonnage of freight we transported, which offset the effects of certain downward adjustments of fares for some of our customers and some categories of freight, which we implemented to attract more business.

     Other Businesses. Our other businesses mainly consist of sales of goods and food, advertising and tourism services on board our trains and in our stations. Our revenues from other businesses in 2004 were RMB166.7 million, representing an increase of 9.9% from RMB151.6 million in 2003. Such increase was mainly due to the increase in passenger volume, which in turn increased revenues from sales of goods, food and beverages in our train stations and on board our trains.

OPERATING EXPENSES

     In 2004, our total operating expenses were RMB2,408.0 million, representing an increase of 26.4% from RMB1,905.5 million in 2003.

     Railway Operating Expenses. Our total railway operating expenses increased by 27.7% from RMB1,755.9 million in 2003 to RMB2,241.8 million in 2004, due to the following:

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

     - Materials and supplies. Our materials and supplies expenses consist mainly of fuel, water and electricity expenses. In 2004, our material and supplies expenses amounted to RMB245.5 million, representing an increase of 13.2% from RMB217.0 million in 2003. The increase was mainly due to: (i) increases in the prices of oil and electricity, which increased the costs of the fuels and electricity used by our locomotives and vehicles; and (ii) increased consumption of materials and supplies due to the operation of additional high-speed passenger trains between Guangzhou and Shenzhen, the Hong Kong through trains and additional passenger trains during the Spring Festival.

     - Depreciation. In 2004, depreciation expenses relating to our fixed assets were RMB334.5 million, representing an increase of 15.3% from RMB290.0 million in 2003. This increase was mainly due to an increase in our fixed assets.

     - Repair. In 2004, our repair expenses were RMB216.3 million, representing an increase of 141.3% from RMB89.6 million in 2003. This increase was primarily due to (i) the replacement of worn-out high-speed rails; (ii) an increase in the number of trains and vehicles that needed overhaul; and (iii) the further refurbishment of our Guangzhou East Station, our Shenzhen Station and a number of passenger stations along our line.

     - Equipment leases and services. Our expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2004, our expenses on equipment leases and services were RMB452.2 million, representing an increase of 3.3% from RMB437.7 million in 2003. This increase was mainly due to the operation of additional high-speed passenger trains and Hong Kong through trains, and the operation of additional long-distance passenger trains during peak travel seasons, such as the Spring Festival holidays and Golden Week holidays, which resulted in an increase in railway line usage fees and train hauling fees. Leasing fees paid by us to the MOR for transportation trucks also increased due to the increase in the volume of freight we transported.

     - Social services. These fees relate to services provided to our employees, including health care and education and to services relating to passenger safety and security. In 2004, our fees for social services were RMB84.6 million, representing an increase of 35.3% from RMB62.6 million in 2003. The increase was mainly due to the subsidies amounting to RMB12.2 million which was paid to GEDC pursuant to relevant PRC government policies when the hospitals and schools owned and operated by GEDC were transferred to local government in the second half of 2004. As a result, GEDC no longer provides any education and hospital services to us under the contractual arrangements made upon our restructuring.

     - General and administrative. Our general and administration expenses were RMB190.3 million in 2004, representing an increase of 41.3% from RMB134.7 million in 2003. This was mainly due to: (i) the payment of medical insurance fees for all of our employees, and a one-time payment of medical insurance premium for our retired employees, in accordance with certain government policies implemented to reform the medical insurance system in the PRC; and (ii) an increase in our provision for bad debt associated with our deposit held by Zeng Cheng City Li Cheng Credit Cooperative, or Li Cheng, which was overdue and not recovered.

     - Other expenses. Our other expenses in 2004 were RMB126.3 million, representing an increase of 11.4% from RMB113.4 million in 2003. This was mainly due to an increase in communication services fees and various surcharges for production.

PROFIT FROM OPERATIONS

     Our profit from operations increased by 11.2% from RMB610.1 million in 2003 to RMB678.4 million in 2004 due to the increase in our total revenues.

TAXATION

     Our income tax expense was RMB98.4 million in 2004, representing an effective tax rate of 14.8% (compared to 15.4% in 2003) and an increase of RMB5.0 million compared to RMB93.4 in 2003.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

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

FIXED ASSETS

     The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use, and subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and an adjustment is made where there has been a material change. Repairs and maintenance are charged to our income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. Major renovations are depreciated over the remaining useful life of the related asset.

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

     Other receivables are also assessed for collectibility when the circumstances indicate that we might not be able to collect all amounts due according to the original terms of receivables.

IMPAIRMENT

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

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

     We had constructed and purchased new residential properties for our employees in the past to improve their living conditions. Under a housing benefit scheme implemented by the PRC government, we sold these residential properties to our employees at a price approved by the PRC government. For the purpose of preparing our consolidated financial statements for the year ended December 31, 2005, we estimated that our losses from the sales of completed staff quarters and the sales of premises under construction for which future services could be reasonably estimated was approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of our employees (15 years) from the time of such sales. During the year ended December 31, 2005, the amortization charged as deferred labour costs to our consolidated income statement was RMB15.1 million and the accumulated amortization amounted to RMB90.5 million.

     As of December 31, 2005, unamortized deferred losses, which were recorded as deferred staff costs on our balance sheet, were RMB135.8 million.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

     Our principal source of capital has been cash flow from operations, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

     We generated approximately RMB1,380.1 million of net cash flow from operating activities in 2005. Substantially all of our revenues were received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenues generated from other businesses were received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

     In 2005, other than operating expenses, our cash outflow mainly related to the following:

     - capital expenditures of approximately RMB1,588.4 million as described below, representing an increase of 412.1% from RMB310.2 million in 2004; and

     -    payment of dividends of approximately RMB476.9 million.

     Our capital expenditures for 2005 consisted primarily of the following projects:

          1. building the fourth railway line between Guangzhou and Shenzhen and the ancillary facilities;

          2.   purchasing additional locomotives;

          3.   upgrading and expanding Guangzhou East Station;

          4. building the computerized ticketing system for our "As-Frequent-As-Buses" Train Project between Guangzhou and Shenzhen;

          5.   second phase comprehensive upgrading of Shenzhen Station; and

          6.   upgrading station rooms at Shilong Station.

     Funds not required for immediate use are kept in short and medium-term investments and bank deposits. We had short term deposits of approximately RMB766.1 million and cash equivalents of RMB1,112.1 million as of December 31, 2005.

     As of December 31, 2005, the Company had an overdue time deposit in the amount of approximately RMB31.4 million placed with Zengcheng Licheng Urban Credit Cooperative. The Company had initiated legal proceedings and obtained a judgment in its favour regarding the unpaid time deposit. However, as the judgment debtor was undergoing restructuring, the court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the net assets and 1.27% of the total current assets of the Company and has no material impact on the capital usage and operations of the Company. The Company had presented the gross outstanding balance in other receivables and full provision had been made for impairment in prior years, based on a best estimate of the collectibility made by the directors according to the current circumstances and expectations.

     Except for such overdue time deposit, we have no other overdue time deposit that has not been repaid. We have not encountered any difficulty in withdrawing deposits. We have placed most of our deposits with other state-owned commercial banks in the PRC and the Railway Deposit-taking Centre.

     As of December 31, 2005, we did not have any bank loans or guarantees outstanding or any trust deposits placed with any financial institutions in the PRC.

CASH FLOW

     Our cash and cash equivalents in 2005 increased by approximately RMB67.5 million over 2004. The table below sets forth certain items in our consolidated cash flow statements for 2004 and 2005, and the percentage change in these items from 2004 to 2005.

                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------    CHANGE
                                                      2004         2005     FROM 2004
                                                   ----------   ---------   ---------
                                                       (RMB THOUSANDS)
Net cash generated from operating
   activities .................................     1,236,579   1,380,147     11.6%
Net cash from/(used in) investing activities ..    (1,000,639)   (820,915)   (18.0%)
Net cash (used in) financing activities .......      (469,044)   (491,733)     4.8%
                                                   ----------   ---------    -----
Net increase/(decrease) of cash and
   cash equivalents ...........................      (233,104)     67,499    129.0%
                                                   ==========   =========    =====

     Our principal source of capital was revenues generated from operating activities. In 2005, the net cash inflow from our operations was RMB1,380.1 million, representing an increase of RMB143.5 million from RMB1,236.6 million in 2004. The increase in net cash inflow from our operating activities was mainly due to the increase in revenues from our passenger and freight transportation businesses.

     Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and temporary cash investments. In 2005, our expenses for the purchase of fixed assets and payments for construction-in-progress were RMB1,588.4 million. In addition, we paid RMB90.7 million for income taxes and approximately RMB476.9 million for dividends.

     We believe that we have sufficient working capital and available credit facilities to meet our current operational and development requirements.

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

ITEM 5D. TREND INFORMATION

     The Pearl River Delta has been one of China's fastest growing economic regions. We believe that various factors, including the increasing economic cooperation within the Pearl River Delta region and its adjacent areas, the "Relaxed Individual Travel" program, the perfection of the Shenzhen Subway system and the opening of Disneyland in Hong Kong in 2005, will continue to increase passenger travel and freight transportation within our service region. We expect the PRC government's current economic, import and export, foreign investment and infrastructure policies to generate additional demand for transportation services in our service areas. These policies and measures may have both positive and negative effects on our business development. They are expected to promote economic growth and create new demand for our transportation services. At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage the growth of the PRC economy may have an impact on our business and results of operations in 2006. Due to the SARS epidemic, we experienced a significant decrease in passenger traffic in the first half of 2003. A similar outbreak of SARS or other epidemic in the future is likely to have a material adverse effect on our results of operations and financial condition.

     We believe that while the PRC government is in the progress of lessening restrictions on foreign investment following China's entry into the WTO, the opening up of domestic railway transportation will be gradual and we expect competition from foreign and domestic railway to be limited in the short term. However, China's entry into the WTO may increase other Chinese coastal cities' significance in trading. As a result, part of the freight currently transferred through ports in Hong Kong and Shenzhen may be diverted to other ports in the PRC, which will adversely affect our railway freight business. In addition, as the PRC government lifts control over foreign investments, including allowing foreign participation in railway construction, our railway monopoly position in our service region may be challenged by foreign strategic investment. We believe that we are prepared for the challenges as well as the opportunities that have arisen or will arise with China's accession to the WTO.

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

ITEM 5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2005 for the periods indicated.

                 CONTRACTUAL OBLIGATIONS PAYMENTS DUE BY PERIOD

                                                     PAYMENT DUE BY PERIOD
                                                       (RMB IN THOUSANDS)
                                               ----------------------------------
                                                                        2007 AND
CONTRACTUAL OBLIGATIONS                          TOTAL       2006      THEREAFTER
-----------------------                        ---------   ---------   ----------
Long-Term Debt Obligations                            --          --       --
Capital Expenditure Obligation                 3,331,311   3,331,311       --
Capital (Finance) Lease Obligations                   --          --       --
Operating Lease Obligations                       75,375      75,375
Other Long-Term Liabilities Reflected on the
   Company's Balance Sheet under IFRS                 --          --       --
                                               ---------   ---------
Total                                          3,406,686   3,406,686
                                               =========   =========

     Based on the current progresses of our new projects, we estimate that our capital expenditures for 2006 will amount to approximately RMB3.3 billion, which consists primarily of the following projects:

     1. building the fourth railway line between Guangzhou and Shenzhen Line and the ancillary facilities;

     2.   purchasing additional locomotives;

     3. building ancillary facilities for the computerized ticketing system for our "As-Frequent-As-Buses" Train Project between Guangzhou and Shenzhen;

     4. building western station rooms at Shenzhen Station and the ancillary transportation facilities;

     5.   upgrading and expanding Guangzhou East Station; and

     6. building a Technical Support and Maintenance Depot for Passenger Vehicles at Shenzhen North Station.

     In addition, as mentioned in "ITEM 5. Operating and Financial Review and Prospects -- Overview -- Proposed Issue of A Shares, Very Substantial Acquisition and Continuing Related Party Transactions", we entered into the Acquisition Agreement with Yangcheng Railway Company for the acquisition of the railway transportation business between Guangzhou and Pingshi, currently operated by Yangcheng Railway Company and the assets and liabilities relating to such business. The consideration of the Acquisition will be approximately RMB10.3 billion.

     We may be unable to obtain sufficient financing to fund our substantial capital requirements, which could limit our growth potential. Our actual capital requirements may be greater than the estimate set forth above. We may not be able to obtain sufficient funds on commercially acceptable terms. If adequate capital is not available, our planned capital expenditure and business prospects could be adversely affected.

ITEM 5G. ADDITIONAL INFORMATION

PRINCIPAL DIFFERENCES BETWEEN IFRS AND US GAAP

     Our audited consolidated financial statements conform to IFRS, which differ in certain respects from those prepared under US GAAP. Differences between IFRS and US GAAP as it related to the Company, which have a significant effect on our consolidated net profit and consolidated net assets is set out below:

REVALUATION OF FIXED ASSETS

     In connection with the restructuring undertaken for our initial public offering, we revalued our fixed assets on March 6, 1996 and we recorded a revaluation surplus of fixed assets amounting to approximately RMB1.5 billion. We carried out a further revaluation as of September 30, 2002, which did not result in a material difference from the carrying amounts and no revaluation surplus or deficit was recorded. See Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

     Under IFRS, revaluation of fixed assets is permitted and depreciation is based on the revalued amount. Additional depreciation arising from the revaluation surplus was approximately RMB38.5 million for the year ended December 31, 2005, the same amount as in 2004.

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

     The effects on our consolidated net profit resulting from the significant differences between IFRS and US GAAP are summarized below:

                                                                       YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------
                                                              2003        2004        2005        2005
                                                            ---------   ---------   ---------   ---------
                                                             RMB IN      RMB IN      RMB IN     US$(1) IN
                                                            THOUSANDS   THOUSANDS   THOUSANDS   THOUSANDS
CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS UNDER
   IFRS                                                      511,762     567,484     613,368      75,724
   Reversal of cumulative and current year depreciation
      charges arising from the revaluation surplus on
      fixed assets                                            38,548      38,548      36,397       4,493
   Reversal of loss on disposed of track assets
      attributable to the revaluation surplus recognized          --          --       3,123         386
   Adjustment to deferred tax asset relating to reversal
      of temporary differences                                (5,782)     (5,782)     (5,928)       (732)
   Adjustment to deferred acquisition and shares issuance
      costs                                                       --          --     (15,601)     (1,926)
                                                             -------     -------     -------    --------
CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS UNDER US
   GAAP                                                      544,528     600,250     631,359      77,945
                                                             =======     =======     =======    ========
EARNINGS PER SHARE UNDER US GAAP                             RMB0.13     RMB0.14     RMB0.15    US$0.018
                                                             =======     =======     =======    ========
EARNINGS PER EQUIVALENT ADS UNDER US GAAP                    RMB6.28     RMB6.92     RMB7.28    US$ 0.90
                                                             =======     =======     =======    ========

     The effects on our consolidated net assets resulting from the significant differences between IFRS and US GAAP are summarized below:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                          -----------------------------------
                                                                             2004         2005         2005
                                                                          ----------   ----------   ---------
                                                                            RMB IN       RMB IN     US$(1) IN
                                                                           THOUSANDS    THOUSANDS   THOUSANDS
CONSOLIDATED NET ASSETS UNDER IFRS                                        10,472,186   10,732,816   1,325,039
Minority interest                                                            (51,612)     (48,757)     (6,019)
                                                                          ----------   ----------   ---------
EQUITY FOR SHAREHOLDERS UNDER IFRS                                        10,420,574   10,684,059   1,319,020
Impact of US GAAP adjustments:
   Reversal of the revaluation surplus on fixed assets upon group
      reorganization                                                      (1,492,185)  (1,492,185)   (184,220)

   Reversal of cumulative and current year depreciation charges arising
      from the revaluation surplus on fixed assets                           407,980      444,377      54,861
   Reversal of loss on disposed of track assets attributable to the
      revaluation surplus recognized                                              --        3,123         386
   Deferred tax assets arising from original temporary differences on
      accounting and tax bases of fixed assets                               223,828      223,828      27,633
   Adjustment to deferred tax asset relating to reversal of temporary
      differences                                                            (61,197)     (67,125)     (8,287)
   Adjustment to deferred acquisition and shares issuance costs                   --       11,406       1,408
                                                                          ----------   ----------   ---------
EQUITY FOR SHAREHOLDERS UNDER US GAAP                                      9,499,000    9,807,483   1,210,801
                                                                          ==========   ==========   =========

     In addition, reclassifications have been made for presentation of certain selected financial data in conformity with US GAAP requirements for the following items:

     i.   Profit from operations

                                                   2003        2004        2005        2005
                                                ---------   ---------   ---------   ---------
                                                  RMB IN      RMB IN      RMB IN    US$(1) IN
                                                THOUSANDS   THOUSANDS   THOUSANDS   THOUSANDS
PROFIT FROM OPERATIONS UNDER IFRS                610,054     678,366     759,305     93,741
Add: Aggregate applicable GAAP adjustments to
   covert to US GAAP (as stated above)            38,548      38,548      39,520      4,879
Less: Other income, net                          (47,341)    (48,193)    (48,505)    (5,988)
                                                 -------     -------     -------     ------
PROFIT FROM OPERATIONS UNDER US GAAP             601,261     668,721     750,320     92,632
                                                 =======     =======     =======     ======

     ii.  Finance costs

                                                     2003        2004        2005        2005
                                                  ---------   ---------   ---------   ---------
                                                    RMB IN      RMB IN      RMB IN    US$(1) IN
                                                  THOUSANDS   THOUSANDS   THOUSANDS   THOUSANDS
FINANCE COSTS UNDER IFRS                             2,468       1,136      22,738      2,807
Less: interest income included in other income,
   net under IFRS                                  (29,755)    (42,384)    (53,409)    (6,594)
                                                   -------     -------     -------     ------
FINANCE INCOME, NET UNDER US GAAP                  (27,287)    (41,248)    (30,671)    (3,787)
                                                   =======     =======     =======     ======

----------
(1) Translated solely for the convenience of the reader into U.S. dollars at US$1.00 to RMB 8.1, which is rounded from 8.0702, the noon buying rate in the New York City on December 30, 2005.

     There are no significant differences between IFRS and US GAAP that would affect the classification in the balance sheet and the income statement that would not also affect our net income or shareholders' equity.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In May 2005, the FASB issued FAS 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It carries forward without change the previous guidance for reporting the correction of an error and a change in accounting estimate. FAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. We does not believe adoption of FAS 154 will have a material effect on its financial position, cash flows or results of operations.

     In December 2005, the FASB deliberated issues relating to the limited-scope, first phase of its project to reconsider the accounting for postretirement benefits, including pensions. The FASB decided that the objectives and scope of this phase include, among other items, recognizing the overfunded or underfunded status of defined benefit postretirement plans as an asset or a liability in the statement of financial position. The FASB expects to issue an Exposure Draft for the initial phase in the first quarter of 2006. In the second multi-year phase of the project, the FASB expects to comprehensively consider a variety of issues related to the accounting for postretirement benefits, including expense recognition, obligation measurement, and whether postretirement benefit trusts should be consolidated by the plan sponsor. We will review the proposed standards when they are available to determine the impact they may have on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     All of our directors were duly elected at meetings of our shareholders. Except Mr. Yang Yiping and Mr. Cao Jianguo, who were elected at our extraordinary general meeting held on June 27, 2006, all of the other current directors were elected at our general shareholders' meeting held on May 12, 2005. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People's Republic of China 518010.

     The table below sets forth the information relating to our directors as of June 27, 2006:

                                                                 DATE FIRST
                                                                 ELECTED OR
NAME                  AGE   POSITION                              APPOINTED
----                  ---   ----------------------------------   ----------
Wu Junguang           57    Chairman of the Board of Directors      2003
Yang Yiping           56    Director and General Manager            2006
Cao Jianguo           47    Director                                2006
Wu Houhui             57    Director                                1999
Wen Weiming           44    Director                                2003
Yang Jinzhong         54    Director                                2005
Chang Loong Cheong    60    Independent Director                    1996
Deborah Kong          46    Independent Director                    1996
Wilton Chau Chi Wai   44    Independent Director                    2004

     Wu Junguang, age 57, joined the Company in June 2003 and is the Chairman of the Board. Mr. Wu graduated from South China Normal University. Since 1964, he has served in various managerial positions in various railway departments. He had served as stationmaster of the Guangzhou Station, general manager of Yangcheng Railway Company and in other positions. He is currently chairman of the board of directors and general manager of the Parent Company.

     Yang Yiping, age 56, joined the Company in April 2006. Mr. Yang graduated with a research degree in economics and management. He joined the railway department of the PRC in December 1970. He has more than 30 years of experience in the operation and management of railway transportation companies. Mr. Yang has served in various senior managerial positions in Guangzhou Railway (Group) Company, the controlling shareholder of the Company, and its subsidiaries.

     Cao Jianguo, age 47, joined the Company in June 2006 and is a director of the Company. Mr. Cao is a college graduate majoring in railway transportation. Mr. Cao has been working for many years in the operation and organization of railway transportation. He once held various managerial positions such as the deputy general manager of Changsha Railway Company and chief of the transportation department of the Parent Company. Mr. Cao is currently the deputy general manager of the Company.

     Wu Houhui, age 57, joined the Company in March 1999 and is a Director of the Company. He graduated from Dalian Railway College and is a senior economist. Mr. Wu served in various managerial positions in the Parent Company from 1984 to 2003. He is currently chief economist of the Parent Company.

     Wen Weiming, age 44, joined the Company in June 2003 and is a Director of the Company. Mr. Wen graduated from the Workers University of Guangzhou Railway Bureau and the Party School of the CPC and is a senior accountant. He has many years of experience in the financial field. He had served as the director of the finance sub-section of Yangcheng Railway Company and the director of the finance department of the Parent Company. Mr. Wen is currently deputy chief accountant of the Parent Company.

     Yang Jinzhong, age 54, joined the Company in August 2000 and is a Director and the Chairman of the Trade Union of the Company. Mr. Yang graduated from the Harbin Institute of Electrical Technology and is an engineer. He has more than 30 years of experience in the railway industry. He had served in various managerial positions in Wuhan Railway Sub-administration. From August 2000 to April 2005, Mr. Yang served as the stationmaster of the Shenzhen North Railway Station, the manager of the transportation department of the Company and the stationmaster of the Shenzhen Railway Station.

     Chang Loong Cheong, age 60, joined the Company in March 1996 and is an independent non-executive Director of the Company. Mr. Chang holds a management certificate from the Hong Kong Management Association. He is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang was a manager of Cathay Hotel in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited in West Africa and Orient Overseas Container Line Limited, and was general manager and a director of Noble Ascent Company Limited.

     Deborah Kong, age 46, joined the Company in March 1996 and is an independent non-executive Director of the Company. Ms. Kong is currently an executive director of Centennial

Resources Company Limited. Ms. Kong obtained a Bachelor of Arts degree from Sydney University and a Master Diploma in Finance from Macquarie University in Australia. She is a member of the People's Political Consultative Standing Committee of Shandong Province in the PRC.

     Wilton Chau Chi Wai, age 44, joined the Company in June 2004 and is an independent non-executive Director of the Company. Mr. Chau obtained a bachelor's degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton and a Master of Business Administration degree from the University of Wales. Mr. Chau is a fellow member of the Association of Chartered Certified Accountants, a member of Singapore Institute of Arbitrators and a council member of Hong Kong Biotechnology Association. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited.

SUPERVISORS

     The table below sets forth the information relating to our supervisors as of June 27, 2006:

                                   DATE FIRST ELECTED
NAME            AGE   POSITION        OR APPOINTED
----            ---   ----------   ------------------
Yao Muming      52    Supervisor          1999
Chen Ruixing    44    Supervisor          2006
Li Jin          48    Supervisor          2006
Li Zhiming      45    Supervisor          2005
Chen Yunzhong   53    Supervisor          2001
Wang Jianping   42    Supervisor          2005
Lu Ximei        50    Supervisor          2005

     Yao Muming, age 52, joined the Company in April 1997 and is the Chairman of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao has been a member of the senior management of the Parent Company.

     Chen Ruixing, age 44, joined the Company in June 2006 and is a supervisor of the Company. Mr. Chen is a college graduate. Mr. Chen has extensive experience in the development and management of human resources for railway transportation. He once served as the vice section chief of Guangzhou passenger transportation section, and the chief of the cadre management department, the chief of the employment and salary branch department, the chief of the cadre management branch department of Yangcheng Railway Company. Mr. Chen is currently the chief of the human resources department of the Parent Company.

     Li Jin, age 48, joined the Company in June 2006 and is a Supervisor of the Company. Ms. Li is an accountant. Ms. Li started her career in the railway business in September 1975 and has extensive experience in the financial accounting management and planning and investment management of railway transportation enterprises. She once held various managerial positions such as the general economist of Guangzhou passenger transportation section, and the chief of the financial branch department and the chief of the planning and statistics branch department of Yangcheng Railway Company. Ms. Li was appointed as the chief of the planning department of the Parent Company in January 2005.

     Li Zhiming, age 44, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC, majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. Since 2005, Mr. Li has been the chief of the audit department of the Parent Company.

     Chen Yunzhong, age 53, joined the Company in May 2000 and is a Supervisor of the Company. Mr. Chen graduated from Guangzhou Railway Driver's School, Guangdong Jinan University and the Party School of the CPC. He was a member of the senior management of Hainan Railway Company. Mr. Chen is currently a member of the senior management of the Company.

     Wang Jianping, age 42, joined the Company in July 2003 and is a Supervisor of the Company. Mr. Wang graduated from the Party School of CPC, majoring in Economics and Management. In 1983, Mr. Wang joined the railway departments and had served in various managerial positions in Guangzhou Railway Administration and the Parent Company since then. Before joining the Company, Mr. Wang was in the senior management of Guangzhou Railway Foreign Trade and Economic Development Company. Currently Mr. Wang is a member of the senior management of the Company.

     Lu Ximei, age 50, joined the Company in May 1985 and is a Supervisor of the Company. Ms. Lu graduated from Changsha Railway Institute, majoring in railway transportation management. In 1972, Ms. Lu joined the railway departments and had served in various managerial positions in the Guangzhou Railway Sub-administration and Yangcheng Railway Company (April 1996 to January 1999). From May 1986 to April 1996, Ms. Lu participated in the passenger transportation operations of the Company. Since re-joining the Company in January 1999, she has been a director of the Canton-Kowloon passenger transportation department of the Company.

SENIOR MANAGEMENT

     The table below sets forth information relating to our senior management as of June 27, 2006:

                                                  DATE FIRST
                                                  ELECTED OR
NAME            AGE   POSITION                     APPOINTED
----            ---   -------------------------   ----------
Yang Yiping     56    General Manager                2006
Wu Weimin       48    Deputy General Manager         2004
Han Dong        44    Deputy General Manager         2004
Luo Jiancheng   33    General Manager Assistant      2006
Yao Xiaocong    52    Chief Accountant               1997
Guo Xiangdong   40    Company Secretary              2004

     Wu Weimin, age 48, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University and is an engineer. Since 1984, he had served in various managerial positions in the material and equipment department, the planning and statistic department and the labour and wage department of Yangcheng Railway Company. He also served as an engineer of the material and equipment section and director of the planning and statistic sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labour and wage sub-department and director of the social insurance centre of Yangcheng Railway Company before joining the Company.

     Han Dong, age 44, joined the Company in May 2000 and is a Deputy General Manager of the Company. Mr. Han graduated from the Party School of the CPC, majoring in Economics and Management and is an engineer. Since 1985, Mr. Han had served in various managerial positions in the material and equipment department and the planning and statistic department, passenger and freight transportation marketing department of the railway department. Mr. Han was also a director of the passenger and freight management department and the equipment and property department of the Company.

     Luo Jiancheng, age 33, joined the Company in January 2006 and is the General Manager Assistant. Mr. Luo graduated from Changsha Railway Institute, majoring in transportation management. From 1996 he had served in various managerial positions in the technical and transportation departments of Yangcheng Railway Company, the Parent Company and Sanmao Railway Company Ltd. Before joining the Company, Mr. Luo served as deputy director of the transportation department of the Parent Company.

     Yao Xiaocong, age 52, is Chief Accountant of the Company. Mr. Yao graduated from the Party School of the CPC, majoring in economics and management. Since 1975, Mr. Yao has served in the financial accounting department in the railway departments and has more than 30 years of experience in financial accounting. Mr. Yao was a member of the senior management of the Company from June 1997 to January 2004. Mr. Yao was the Director of the accounting department of the Parent Company before joining the Company as the Chief Accountant in August 2004.

     Guo Xiangdong, age 40, is Company Secretary and the Director of Secretariat of the Board. Mr. Guo graduated from Central China Normal University with a Bachelor of Laws degree and is an economist. He joined the Company in 1991 and had served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.

     Mr. Wu Houhui is a director of Guangmeishan Railway Company, Sanmao Railway Company, Sanmao Railway Enterprise Development Company and Shichang Railway Company. Mr. Wen Weiming is a director of Guangmeishan Railway Company and Xinguangji Company and supervisor of Guangdong Railway Youth Travel Service Co., Ltd., Yuehai Railway Company and Guangzhou Tie Cheng Industrial Company. The lines operated by Guangmeishan Railway Company, Sanmao Railway Company and Shichang Railway Company are local railroads. Sanmao Railway Enterprise Development Company is a subsidiary of our Parent Company. Guangzhou Tiecheng Industrial Company is our joint venture partner. We are currently involved in certain litigation proceedings relating to this joint venture. See "Item 8A.7

Legal Proceedings" for additional information. We have business relationships relating to railroad transportation with Guangmeishan Railway Company and Sanmao Railway Company.

ITEM 6B. BOARD COMPENSATION

DIRECTORS AND SENIOR MANAGEMENT

     Total remuneration of our directors, supervisors and senior officers during 2005 included wages and bonuses. Directors or supervisors who are also officers and employees of Guangshen Railway receive certain other benefits in kind from our Parent Company, GEDC or us, such as subsidized or free health care services, housing and transportation, as customarily provided by companies in the PRC to their employees.

     The aggregate amount of cash remuneration paid by Guangshen Railway in 2005 to all individuals who are our directors, supervisors and senior officers was approximately RMB2.6 million, of which approximately RMB2.1 million was paid to directors and supervisors and approximately HK$0.4 million was paid to the three independent non-executive directors.

     The aggregate amount of cash remuneration we paid during the year ended December 31, 2005 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior officers was approximately RMB0.2 million.

INTERESTS OF OUR DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT IN OUR SHARE CAPITAL

     As of December 31, 2005, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of any interests or short positions from any of our directors or supervisors required to be made to us and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

CONTRACTS ENTERED INTO BY OUR DIRECTORS AND SUPERVISORS

     None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2005 or at December 31, 2005 to which we or any of our subsidiaries was a party.

REMUNERATION OF OUR DIRECTORS AND SUPERVISORS

     The level of remuneration of our directors and supervisors was determined by reference to various factors, including the going rates of remuneration in Shenzhen, where we are located, and the job nature of each of our directors and supervisors. The remuneration and annual incentive of the Directors and the Supervisors will be considered and recommended by the Remuneration Committee and will be approved and authorized by the shareholders at general shareholders' meetings of the Company. No Director or Supervisor is involved in determining his own remuneration.

ITEM 6C. BOARD PRACTICES

BOARD OF DIRECTORS

     In accordance with our currently valid Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our general shareholders' meeting through voting, and serve for terms of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the general shareholders' meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.

SUPERVISORY COMMITTEE

     We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of a majority or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Except for Mr. Chen Ruixing and Ms. Li Jin, who were elected at the extraordinary general meeting of shareholders on June 27, 2006, all of the other members of our supervisory committee were appointed at the general shareholders' meeting held on May 12, 2005 and consists of five representatives of the shareholders who may be elected or removed by our shareholders and two representatives of our employees who may be elected or removed by our employees. Members of our supervisory committee may also observe meetings of the board of directors. The current members of our supervisory committee are: Yao Muming, Chen Ruixing, Li Jin, Li Zhiming, Chen Yunzhong, Wang Jianping and Lu Ximei. The term of this supervisory committee will expire in 2008. Our supervisory committee held 3 meetings during the year ended December 31, 2005, at which resolutions concerning identified key issues were passed and notified to our board of directors. Our supervisors attended all meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2005. Our supervisory committee had carefully reviewed the report of our directors, the financial report and proposed profit distribution presented by our board of directors at the annual general meeting of shareholders held on May 11, 2006.

     Supervisors attend board meetings as non-voting members. The supervisory committee is accountable to the shareholders' general meeting and has the follow duties and responsibilities:

     -    to examine the Company's financial situation;

     - to supervise the performance of duties of the directors, general manager, deputy general managers and other senior management; to propose the dismissal of directors, general manager, deputy general managers and other senior management who have violated any law, administrative regulations, the Articles of Association or resolutions of the shareholders' general meetings;

     - to demand a director, general manager, deputy general manager or any other senior management to rectify such breach when the acts of such persons are harmful to the Company's interest;

     - to propose the convening of shareholders' general meetings, and to convene and chair the shareholders' general meetings if the board of directors fails to perform this duty as stipulated in the Articles of Association;

     -    to propose motions to shareholders' general meetings;

     - to initiate legal proceedings against any director, general manager, deputy general manager and other senior management in accordance with
          Article 152 of the Company Law.

     Supervisors may attend meetings of the board of directors and question or give advice on the resolutions of the board of directors.

     The supervisory committee may conduct investigation if they find the operation of the Company unusual; and may engage professionals such as lawyers, certified public accountants or practicing auditors to assist if necessary. All reasonable fees so incurred shall be borne by the Company.

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

REMUNERATION COMMITTEE

     We have a Remuneration Committee consisting of two executive Directors and three independent non-executive Directors, namely, Mr. Wu Junguang (Chairman), Mr. Yang Yiping, Mr. Wilton Chau Chi Wai, Mr. Chang Loong Cheong and Ms. Deborah Kong. The Remuneration Committee will meet at times as and when required to consider remuneration-related matters of the Company.

     The principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company's business strategy, reasonable remuneration to attract and retain high calibre executives. The Remuneration Committee obtains benchmark information from internal and external sources in relation to market pay conditions, packages offered in the industry and the overall performance of the Company when determining the Directors' and the Supervisors' emoluments.

ITEM 6D. EMPLOYEES

     As of December 31, 2003, 2004 and 2005, we had approximately 9,029, 8,964 and 8,882 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2005:

FUNCTION                                         EMPLOYEES
--------                                         ---------
Passenger transportation personnel (1)........     1,454
Coordination personnel (2)....................       958
Freight transportation personnel (3)..........       419
Mechanical personnel (4)......................       454
Power and water supply personnel (5)..........       490
Vehicle personnel (6).........................       747
Maintenance personnel (7).....................       978
Power service personnel (8)...................       338
Transportation supporting personnel (9).......       447
Diversified businesses and other supporting
   personnel (10).............................       973
Technical and administrative personnel (11)...     1,382
Other personnel (12)..........................       242
Total.........................................     8,882

----------
(1) Passenger transportation personnel means those people that provide station boarding and train services.

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

(12) Other personnel means all personnel who have been sick, studying or early-retired as a result of human resources restructuring.

     All of our employees are located in Guangzhou, Shenzhen and the area adjacent to our Guangzhou-Shenzhen line. The number of our employees decreased by 82 in 2005, which we consider is a normal change occurred in the ordinary course of our business.

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

     We have implemented a salary policy which links our employees' salaries with results of operations, labor efficiency and individual performance. Employees' salaries distribution is subject to macro-control and is based on their performance records and reviews. We paid approximately RMB518.6 million in salaries and benefits for our railroad businesses in 2005.

     Pursuant to applicable government policies and regulations, we set aside statutory fund for our employees and also maintain various insurance policies for the benefits of our employees as set forth in the following table:

                                           AS A PERCENTAGE OF THE AGGREGATE SALARIES
                                                   OF OUR EMPLOYEES IN 2005
                                       ------------------------------------------------
                                          EMPLOYEES RESIDING IN
                                       GUANGZHOU AREA OR ALONG THE   EMPLOYEES RESIDING
EMPLOYEE BENEFITS                        GUANGZHOU-SHENZHEN LINE         IN SHENZHEN
-----------------                      ---------------------------   ------------------
Housing Fund........................                7%                       13%
Retirement Insurance................               18%                       18%
Supplemental Retirement Insurance...                5%                        5%
Basic Medical Insurance.............                8%                        6%
Supplemental Medical Insurance......                1%                      0.5%
Child-bearing Medical Insurance.....              0.4%                      0.5%
Other Welfare Contributions.........                6%                        8%

     Details of our statutory welfare fund and retirement benefits are set out in Notes 20 and 24 to the financial statement.

ITEM 6E. SHARE OWNERSHIP

     As of June 16, 2006, none of our directors, supervisors or senior management own any interest in any shares or options to purchase our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

     We are a joint stock company organized under the laws of the PRC in March 1996. The Parent Company, a state-owned enterprise under the administration of the MOR owns 66.99% of our outstanding common shares. The Parent Company is the sole shareholder of all of our domestic shares in the form of state legal person shares and is entitled to exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. The Parent Company has substantial influence over our operations, not only in its capacity as controlling shareholder, but also because of its role as an administrative agent of the MOR that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the MOR, our Parent Company performs direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives.

     The following table sets forth information regarding ownership of our issued and outstanding capital stock as of December 31, 2005. Note that it includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

                                      IDENTITY OF
         TITLE OF CLASS             PERSON OR GROUP       AMOUNT OWNED     PERCENT OF CAPITAL
         --------------           ------------------   -----------------   ------------------
                                                       (THOUSAND SHARES)
Common Shares (Domestic Shares)   The Parent Company       2,904,250             66.99%

     The following table sets forth all persons who are known by us to own, as holders of record, five percent or more of our issued and outstanding H shares as of December 31, 2005.

                                                                                PERCENT OF     PERCENTAGE OF
     TITLE OF CLASS         IDENTITY OF PERSON OR GROUP      AMOUNT OWNED     TOTAL CAPITAL   CLASS OF SHARES
     --------------         ---------------------------   -----------------   -------------   ---------------
                                                          (THOUSAND SHARES)
Common Shares (H Shares)   Sumitomo Life Insurance
                           Company (1)                         113,964            2.63%            7.96%
Common Shares (H Shares)   Sumitomo Mitsui Asset
                           Management Company, Limited         128,406            2.96%            8.97%
Common Shares (H Shares)   Mondrian Investment Partners
                           Ltd                                 117,856            2.72%            8.23%

----------
(1) As at December 31, 2005, Sumitomo Life Insurance Company was deemed to be interested in 113,964 H Shares (representing 7.96% of the total H Shares of the Company or 2.63% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

     As of the date of this report, we are not aware of any arrangement that may at a subsequent date result in a change of control of Guangshen Railway.

     As an owner of at least 30% of our issued and outstanding shares, our Parent Company is deemed a controlling shareholder (defined in Item 10 below), and therefore may not exercise our voting rights with respect to various matters in a manner prejudicial to the interests of our other shareholders. See "Item 10B. Memorandum and Articles of Association--Restrictions on Controlling Shareholders". In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

ITEM 7B. RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     The Company is controlled by the Parent Company, which is a subsidiary of MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. In accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than the Parent Company, MOR and fellow subsidiaries and associates, are also defined as related parties of the Company ("Other State-owned Companies").

     For the purpose of related party transactions disclosure, the Company has identified, to the extent practicable, those corporate customers and suppliers which are state-owned enterprises based on their immediate ownership structure. It should be noted, however, that substantially all of the Company's business activities are conducted in the PRC and the influence of the PRC government in the Chinese economy is pervasive. In this regard, the PRC government indirectly holds interests in many companies. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests. Such interests, however, would not be known to the Company and are not reflected in the disclosures below. In addition, a portion of the Company's services provided are of a retail nature to end users, which include transactions with the employees of state-owned enterprises on corporate business, their key management personnel and close family members. These transactions are carried out on normal commercial terms that are consistently applied to all customers. Due to the vast volume and the pervasiveness of these transactions, the Company is unable to determine the aggregate amount of these transactions for disclosure. Therefore, the revenue from provision of services disclosed below does not include retail transactions with these related parties. However, the Company believes that meaningful information relating to related party disclosures has been adequately disclosed.

     The Company had the following material related parties:

Name of related parties                                              Relationship with the Company
-----------------------                                              -----------------------------
HOLDING COMPANY AND FELLOW SUBSIDIARIES
Guangzhou Railway (Group) Company                                    Parent Company
Ministry of Railways ("MOR") of the PRC                              The ultimate Parent Company
Guangzhou Railway Group Yang Cheng Railway Enterprise Development    Subsidiary of the Parent Company
   Company ("Yangcheng")
Guangmeishan Railway Company Limited ("Guangmeishan")                Subsidiary of the Parent Company
Guangzhou Railway (Group) Guangshen Railway Enterprise Development   Subsidiary of the Parent Company
   Company (the Predecessor as defined in Note 1, "GEDC")
Guangzhou Railway Material Supply Company                            Subsidiary of the Parent Company
Guangzhou Railway Engineer Construction Enterprise Development       Subsidiary of the Parent Company
   Company ("Engineer Construction Enterprise")
Guangzhou Guangtie Huake Technology Service Company ("Guangtie       Subsidiary of the Parent Company
   Huake")
MOR's Railroad Deposit-taking Centre                                 Subsidiary of the Parent Company

ASSOCIATES OF THE COMPANY
Guangzhou Tiecheng Enterprise Company Limited                        Associate of the Company
Zengcheng Lihua Stock Company Limited                                Associate of the Company
Guangzhou Tielian Economy Development Company Limited                Associate of the Company
Guangzhou Huangpu Yuehua Freight Transportation Company Limited      Associate of the Company

OTHER STATE-OWNED COMPANIES
Shenyang Train Class Company
Puzhen Train Company
Changchun Tracks and Equipment Company
Sifang Passenger Trains Repair Stock Company
Qixuyan Locomotive and Carriages Company
Dalian Locomotives and Carriages Company
Chengdu Materials Company
Liuzhou Wood Company
Hengyang Mechanism Company
Construction Technique Company of China
Nanfang Railway Repair Center
The Fourth Railway Reconnaissance Design House
Railway construction bureaus (including Third bureau, Seventh bureau, Eleventh bureau, Thirteenth bureau and others)
The Fourth Construction Bureau of China

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

     As a result of the restructuring, GEDC, Yangcheng Railway and our Parent Company (together with some of its subsidiaries) continue to provide social services to Guangshen Railway on a contractual basis. These services include medical care for our employees and their family members, kindergarten, elementary and secondary school education for the children of employees, room and board for our employees traveling on business, employee housing management and maintenance and public security in our stations and on-board our trains. GEDC provides most of these services through its facilities in Shenzhen. The Parent Company and Yangcheng Railway provide to Guangshen Railway in Guangzhou other services, including health care, employee training and childcare. For the services rendered, Guangshen Railway pays our Parent Company, Yangcheng Railway or GEDC, as the case may be, reasonable, arm's-length fees.

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

     - the rental amounts for the high-speed passenger coaches leased to Guangshen Railway by our Parent Company equal approximately 6% of our Parent Company's purchase price for the coaches, approximating our Parent Company's depreciation expenses for the coaches; Guangshen Railway also bears all costs of maintenance and overhaul of these coaches;

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

     The master agreements entered into by the Company with the Parent Company, its subsidiaries and controlled companies in relation to the continuing connected transactions when the Company was listed on the HKSE in 1996 and the waiver from strict compliance with the Listing Rules requirements in relation to those connected transactions has expired in March 2006.

     In connected with the Acquisition, the Company, in November 2004, entered into, inter alia, two conditional comprehensive services agreements in relation to certain continuing connected transactions. Such agreements will only become unconditional upon completion of the Acquisition. As it is anticipated that the Acquisition will not be completed before March 2006, the Company, on January 13, 2006, entered into: (a) the Provisional Parent Comprehensive Services Agreement with the Parent Company to govern certain continuing connected transactions between the Parent Company and its associates during the period between March 2006 and completion of the Acquisition; and (b) the GEDC Comprehensive Services Agreement with GEDC. These agreements have been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Company and its subsidiaries, and on arm's length basis between the relevant parties.

     The GEDC Comprehensive Services Agreement and the Provisional Parent Comprehensive Services Agreement replace and supersede all the existing agreements or arrangements which have been entered into between the Company and the Parent Company, its subsidiaries and controlled entities, including Yangcheng Railway, to the extent that they covered the same services including the master agreements entered into by the Company when the Company was listed on the HKSE in 1996.

     Each of the Provisional Parent Comprehensive Services Agreement and the GEDC Comprehensive Services Agreement became effective from March 3, 2006 after being approved by our shareholders' general meeting. The Provisional Parent Comprehensive Services Agreement will cease to have any effect upon completion of the Acquisition, at which time the Parent Comprehensive Services Agreement and the Yang Cheng Comprehensive Services Agreement entered into in November 2004 will become effective.

     In addition, on December 15, 2005, we entered into the Management Agreements with GR Project Centre to monitor and supervise the proposed construction of the fourth railway lines between Guangzhou and Xintang and between Xintang and Pinghu, respectively. GR Project Centre is the railway project construction management unit of the Parent Company which is responsible for the co-ordination and management of railway construction projects. It has obtained the relevant qualification on railway construction management required by the MOR. Pursuant to the Management Agreements, GR Project Centre will, among others, be engaged in the organization and implementation of tenders for construction projects and tenders for project supervision and equipment, projects management, organization of or participation in the examination of completed projects, preparation of the final accounts, and carrying out procedures for the handover of assets in accordance with financial management requirements.

     The chart below sets forth the material transactions the Company undertook with related parties in 2003, 2004 and 2005:

RECURRING TRANSACTIONS:

                                                                       2003       2004        2005
                                                                     --------   --------   ---------
                                                                      RMB'000    RMB'000    RMB'000
TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES

I. INCOME
Provision of train transportation and related services to other
   railway companies controlled by MOR (1)                           (152,751)  (183,399)   (304,842)
Revenue received, processed and allocated by MOR ((1) and (6))
   - long distance passenger transportation                          (395,070)  (486,825)   (575,849)
   - cargo forwarding railway usage fees                              (96,018)  (128,962)   (123,763)
Interest income received/receivable from MOR Deposit-taking Centre     (3,516)    (6,111)     (5,530)
II. CHARGES AND PAYMENTS
Services charges allocated from MOR for train transportation and related services offered by other railway companies controlled
   by MOR ((1) and (6))                                               201,870    209,503     290,825
Operating lease rentals paid/payable to MOR (1)                        58,904     65,485      50,804
Lease of locomotives and related services provided from Yangcheng
   (1)                                                                 40,882     48,179       8,449
Social services (employee housing, health care, educational and public security services and other ancillary services) provided
   by the GEDC under a service agreement (2)                           68,079     94,246      78,227
Purchase of materials and supplies from Guangzhou Railway Material
   Supply Company (3)                                                  50,687     65,998      73,146
Interest expenses paid/payable to the Parent Company, net (4)           2,037        553         721
                                                                     ========   ========    ========

NON-RECURRING TRANSACTIONS:

I. TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
Disposal of an available-for-sale investment                                          --    (121,854)
Provision of repair and maintenance services by subsidiaries held          --
   by the Parent company (1)                                                      58,908      73,134
Provision of construction management services by the Parent
   Company in connection with the construction of fixed assets of
   the Company (5)                                                         --      5,300       6,194
Provision of supplies and materials by subsidiaries of Parent
Company (3)                                                                --         --       5,249
                                                                           --
II. TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
Provision of construction project and related service (3)             194,148    106,638   1,148,781
Provision of repair and maintenance services (3)                        7,741     55,125      75,867
Provision of supplies and materials (3)                                 6,465      5,604       5,977
Purchase of fixed assets (3)                                               --         --      55,803
                                                                      =======    =======   =========

     (1) The service charges are determined based on a pricing scheme set by MOR or made reference to current market prices with guidance provided by MOR.

     (2) The service charges are levied based on contracted prices determined based on cost plus a profit margin.

     (3) The prices are based on mutual negotiation between the contract parties with reference to guidance provided by MOR.

     (4) Interest was calculated and levied based on the average balances due from/to Parent Company on a quarterly basis at the prevailing lending interest rates of bank loans borrowed from banks in the PRC.

     (5) Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the "Management Agreements") entered into with the Parent Company in 2004 and 2005, the Parent Company has undertaken to provide project management services to the Company for monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are mostly other State-owned Companies, employed for the construction of certain railway and railway stations of the Company, including the Fourth Rail-Line. The management service fees are determined based on the pricing scheme set by MOR.

     (6) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in cooperation with MOR and other railway companies owned and controlled by MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies and centrally collected and processed by MOR. Certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in connection with the provision of these services. On the other hand, the Company is also allocated by MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by MOR based on its standard charges applied on a nationwide basis.

     As of December 31, 2005, we had the following material balances with our related parties:

                                                                           2004        2005
                                                                         --------   ----------
                                                                          RMB'000     RMB'000
Cash and cash equivalents maintained in MOR Deposit-taking Centre         862,508      628,746
Short-term time deposits in MOR Deposit-taking Centre                     168,000      168,000
Due from/(to) the Parent Company (6)                                      (24,617)      15,636
   - Trade balance (8)                                                    (24,617)     (43,518)
   - Non-trade balance (7)                                                     --       59,154
Due from Other State-owned Companies included in prepayments for fixed
   assets                                                                      --       55,803
Due from an associate
   - Non-trade balance, before provision for doubtful debts                12,821       12,423
Due from related parties - subsidiaries of Parent Company and  MOR         56,064       64,670
   - Trade balance (8)                                                     36,531       25,257
   - Non-trade balance (9)                                                 19,533       39,413
Due to related parties                                                   (194,699)  (1,174,101)
   1) Due to subsidiaries of Parent Company and  MOR                      (83,492)    (276,520)
      - Trade balance (8)                                                 (83,492)    (276,520)
   2) Due to Other State-owned Companies                                 (111,207)    (897,581)
      - Trade balance (8)                                                 (19,136)     (50,564)
      - Non-trade balance (9)                                             (92,071)    (847,017)

     (7) As of December 31, 2005, the non-trade receivable balance maintained with the Parent Company was due to the unsettled consideration receivable from the Parent Company for the disposal of the Company's equity investment made in China Railcom mentioned in Note 11 to our audited consolidated financial statements.

     (8) The trade balances due from/to the Parent Company, subsidiaries of the Parent Company and MOR and other State-owned Companies mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in (4).

     (9) The non-trade balances due to related parties mainly represented payables arising from unsettled fees for construction projects undertaken for the Company, purchase of fixed assets and provision of other services according to various service agreements entered into between the Company and the parties.

     As of December 31, 2005, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand, except for those short-term deposits balances maintained with the MOR Deposit-taking Center disclosed above. These balances resulted from transactions between our related parties and us in the ordinary course of business. Almost all of the balances with our Parent Company are all non-trading in nature. The balances with our related parties, which are trading in nature, are all due within one year.

     Our related party transactions have been carried out on usual terms according to the conditions and waiver granted by The Stock Exchange of Hong Kong Limited and the contracts entered into between our related parties and us. Except for the transactions as discussed in this section, no other related party transactions were entered into in 2005. Our independent non-executive directors confirmed that, these transactions (which are "connected transactions" as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) entered into by us in 2005 were entered into in the ordinary and usual course of our business on normal commercial terms or on terms that were fair and reasonable so far as our shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favorable than those offered to (or from) independent third parties.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

ITEM 8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

ITEM 8A.1 - ITEM 8.A.6:

     See pages F-1 to F-51 following ITEM 19.

ITEM 8A.7 LEGAL PROCEEDINGS

     As of December 31, 2005, the Company's investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million (at cost). In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

     On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.

     On December 15, 2003, the Higher People's Court of Guangdong Province ("the Court") accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee. In December 2003, the Court delivered a civil case judgment in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. In this respect, Guangzhou Guantian appointed an independent representing lawyer to attend the hearing. In December 2005, the Court commenced procedures for re-trial and appointed the members of the collegiate bench for the conduct of the re-trial. The date of this hearing is yet to be fixed. Up to the date of this report, the Court has not yet delivered any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the Directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the Directors consider that as of the date of this report, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no impairment provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Parent Company. The Parent Company undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

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

     On March 20, 2006, our Board of Directors proposed a final dividend distribution of RMB0.12 per share to our shareholders for the year ended December 31, 2005. The final dividend payment was approved by the shareholders at our 2005 annual general meeting held on May 11, 2006.

ITEM 8B. SIGNIFICANT CHANGES

     Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2005.

ITEM 9. THE OFFER AND LISTING

ITEM 9A. THE OFFER AND LISTING DETAILS

PRICE RANGE OF OUR H SHARES AND ADSS

     As of December 31, 2005 and June 14, 2006, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2005 and June 16, 2006, there were, respectively, 54,968 and 48,975 ADSs outstanding held by 186 and 184 registered holders. Since a percentage of the ADSs are held by nominees, these numbers may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is JPMorgan Chase Bank.

     The Stock Exchange of Hong Kong is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by the JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these two stock exchanges:

                                 NEW YORK STOCK     STOCK EXCHANGE
                                    EXCHANGE         OF HONG KONG
                                 --------------     --------------
        CALENDAR PERIOD           HIGH     LOW        HIGH    LOW
        ---------------          -----   ------      -----   -----
                                  (US$ PER ADS)   (HK$ PER H SHARE)
2000 .........................   7.625   4.5625       1.23     0.7
2001 .........................   10.48     6.19       1.76    0.90
2002 .........................   10.24     8.05       1.58    1.27
2003 .........................    15.1      8.1       2.25    1.26
2004
   January to March ..........    18.5    13.55       2.75    2.15
   April to June .............   15.55     11.5        2.5    1.76
   July to September .........   14.75     13.1      2.325    2.05
   October to December .......   20.74    13.51       3.35     2.1
2005
   January to March ..........    20.5    17.59      3.225    2.75
   April to June .............   18.69    15.01       2.95    2.35
   July to September .........    18.2    15.48       2.85     2.4
   October to December .......   16.25    13.07      2.525       2
2006
   January ...................    19.4    15.45      3.075     2.3
   February ..................   20.55    18.15       3.25     2.8
   March .....................   21.25    18.55      3.275   2.875
   April .....................   22.72     19.1      3.525    2.95
   May .......................   21.94    18.07        3.4   2.825
   June (through June 16) ....   19.51     14.7      3.075   2.275

     During the year ended December 31, 2005, we did not purchase, sell or redeem any of our shares.

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

ITEM 10A. SHARE CAPITAL

     As of December 31, 2005, our share capital consisted of:

                                    NUMBER    PERCENTAGE
                                  OF SHARES    OF SHARE
TYPE OF SHARE CAPITAL               ('000)        (%)
---------------------             ---------   ----------
State-owned legal person shares   2,904,250      66.99
H Shares                          1,431,300      33.01
                                  ---------     ------
Total                             4,335,550     100.00
                                  ---------     ------

     There was no change in our share capital during 2005.

PUBLIC FLOAT

     As at June 16, 2006, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

PRE-EMPTIVE RIGHTS

     There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Described below is a summary of the significant provisions of our Articles of Association as currently in effect. As this is a summary, it does not contain all the information that may be important to you. A copy of our complete Articles of Association as amended on the annual general meeting of shareholders held on May 11, 2006, is attached hereto as Exhibit 1.1.

     Our shareholders have approved a number of proposed amendments to our draft Articles of Association, which will take effect only upon the completion of our proposed A Share Issue. See "Item 5. Operating and Financial Review and Prospects--Proposed Issue of A Shares, Very Substantial Acquisition and Continuing Connected Transactions" and "--Recent Amendments to our Articles of Association" below.

GENERAL

     We are a joint stock limited company established in accordance with the Company Law of China, the Rules of the State Council on the Overseas Issuance and Listings and other relevant laws and regulations of the PRC. Guangshen Railway was established by way of promotion with approval evidenced by the document "Ti Gai Sheng" [1995] No.151 of the PRC's State Commission For Economic Restructuring. We were registered with and obtained a business license from the Administration for Industry And Commerce of Shenzhen, Guangdong Province on March 6, 1996. The number of our business license is Shen Si Zhi N12183. Article 12 of our Articles of Association states that our object is to carry on the business of railway transportation.

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

     -    relevant transfer fees have been paid, if any;

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

DIVIDENDS

     Unless otherwise resolved by a shareholders' general meeting, we may distribute dividends more than once a year, provided that the amount of interim dividends to be distributed shall not exceed 50% of the distributable profit as stated in our interim profit statement. In accordance with our Articles of Association, our net profit for the purpose of profit distribution will be deemed to be the lesser of the amount determined in accordance with:

     -    PRC accounting standards and regulations; and

     - international accounting standards or the accounting standards of the countries in which our shares are listed.

     The Articles of Association allow for distributions of cash dividends or shares. Dividends may only be distributed, however, after allowance has been made in the following sequence:

     -    making up losses;

     -    allocations to the statutory common reserve fund;

     - allocations to the discretionary common reserve fund upon the approval of shareholders at a general meeting; and

     -    payment of dividends in respect of ordinary shares.

     The board of directors shall, in accordance with the laws and administrative regulations of the State (if any) and the Company's operation and development requirements, determine the proportions of allocations to the discretionary common reserve fund and payment of ordinary share dividends subject to approval of shareholders at the general meeting. The Company may not distribute any dividend before making up for its losses and allocating funds to the statutory common reserve fund.

     Our Articles of Association require us to appoint on behalf of the holders of H shares receiving agents to receive on behalf of these shareholders dividends declared and all other moneys in respect of the H shares. The receiving agent appointed shall be a company that is registered as a trust company under the Trustee Ordinance of Hong Kong. Our Articles of Association require that cash dividends in respect of H shares be declared in Renminbi and paid by us in Hong Kong dollars. If we record no profit for the year, we may not normally distribute dividends for the year.

VOTING RIGHTS AND SHAREHOLDER MEETINGS

     Shareholders' general meetings can be annual general shareholders' meetings or extraordinary general meetings. Shareholders' meetings shall be convened by the board of directors. The board of directors shall convene an annual shareholders' meeting within six months from the end of the preceding accounting year. The shareholders provide us with principal authority at general meetings. We exercise our functions and powers in compliance with our Articles of Association.

     We shall not enter into any contract with any person other than a director, supervisor, general manager, deputy general manager, or other senior officers of the Company whereby the management and administration of the whole of the Company or any material business of Guangshen Railway is to be handed over to such person without the prior approval of the shareholders in a general meeting.

     The board of directors shall convene an extraordinary shareholders' meeting within two months if any one of the following circumstances occurs:

     - the number of directors falls short of the number stipulated in the Company Law of the PRC or our by-laws or is below two-thirds of the number required in our Articles of Association;

     - our uncovered losses that have not been made up amount to one-third of our paid-up share capital;

     - shareholder(s), severally or jointly, holding 10% or more of our issued shares carrying the right to vote make a request in writing to convene an extraordinary general meeting;

     -    the board of directors considers it necessary; or

     -    the supervisory committee proposes to convene such a meeting.

     Where we convene a general shareholders' meeting (when we have more than one shareholder), we shall, not less than 30 days before the meeting, issue a written notice to all shareholders whose names appear in the share register of the items to be considered and the date and venue of the meeting. Any shareholder intending to attend the general shareholders' meeting shall give us a written reply stating his or her intention to attend the meeting 20 days prior to the date of the meeting.

     Where the Company convenes an annual general meeting, shareholders who severally or jointly holding more than 3 per cent of the Company's shares, may present an extraordinary proposal for the shareholders' general meeting in written form to the Company. If the subject of the extraordinary proposal falls within the functions and powers of a shareholders' general meeting, then it should be included in the agenda of the meeting.

     A shareholders' extraordinary general meeting shall not resolve any matter not stated in the notice of such meeting. A notice of meeting of shareholders shall:

     -    be in writing;

     -    specify the place, date and the time of the meeting;

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

     - contain disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager, deputy general manager or other senior officers of the Company in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of other shareholders of the same class;

     - contain the text of any special resolution proposed to be approved at the meeting;

     - contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him or her and that a proxy need not also be a shareholder; and

     - state the time within which and the address to which the relevant instruments appointing the proxies for the meeting are to be delivered.

     The Company may send the notice to the domestic shareholders by way of public notice published in one or more newspapers designated by the securities regulatory authority within the interval between thirty (30) days and forty (40) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the meeting or the resolutions adopted therein. Where we convene an annual general meeting, we shall include in the agenda of the meeting any resolutions submitted by shareholders (including proxies) who either separately or in aggregate hold more than three percent of the total number of our shares, provided that these resolutions fall within the scope of powers of a shareholders' general meeting.

     The following matters shall be resolved by way of ordinary resolution of the shareholders' general meeting:

     -    work reports of the board of directors and the supervisory committee;

     - profit distribution proposals and loss recovery proposals formulated by the board of directors;

     - removal of members of the board of directors and the supervisory committee, their remuneration and methods of payment;

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

     -    issuance of company debentures;

     -    division, merger, dissolution and liquidation of the Company;

     -    amendment to our Articles of Association;

     -    alteration to the form of the Company; and

     - any other matter that, according to an ordinary resolution of the shareholders meeting, may have a significant impact on the Company and requires adoption by way of a special resolution.

     Shareholders have the right to attend general meetings of shareholders and to exercise their voting rights, in person or by proxy, in relation to the amount of voting shares they represent. Each share carries the right to one vote. Any share of the Company held by the Company does not carry any voting right.

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

     Unless a poll is demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of or against that resolution, that the resolution has been carried. A demand for a poll may be withdrawn. A poll demanded on the election of the chairman, or on a question of suspension of the meeting, shall be taken at the meeting immediately. A poll demanded on any other questions shall be taken at such time as the chairman of the meeting directs, and any business other than that on which the poll has been demanded may be proceeded with. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. On a poll taken at a meeting, a shareholder (including their proxies) entitled to two or more votes need not cast all his or her votes in the same way. In the case of a tie, the chairman of the meeting shall be entitled to one additional vote.

BOARD OF DIRECTORS

     Where a director is interested in any resolution proposed at a board meeting, the director shall not be present and shall not have a right to vote at the meeting. That director shall also not be counted in the quorum of the relevant meeting.

     Our directors' compensation is determined by resolutions approved at the shareholders' general meeting. Our directors have no power to approve their own compensations.

     Our directors are not required to hold shares of our Company. There is no age limit requirement with respect to retirement or non-retirement of our directors.

LIQUIDATION RIGHTS

     In the event of the termination or liquidation of Guangshen Railway, shareholders of Guangshen Railway shall have the right to participate in the distribution of surplus assets of Guangshen Railway in accordance with the type and number of shares held by those shareholders.

LIABILITY OF SHAREHOLDERS

     The liability of holders of our shares for our losses or liabilities is limited to their capital contributions in Guangshen Railway.

INCREASES IN SHARE CAPITAL AND PREEMPTIVE RIGHTS

     Our Articles of Association require that approval by a special resolution of the shareholders and by special resolution of holders of domestic shares and H shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or convertible securities. No approval is required to be obtained from separate class meetings if, but only to the extent that, Guangshen Railway issues domestic shares and H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic shares and H shares then in issue, respectively, in any 12 month period, as approved by a special resolution of the shareholders. New issues of shares must also be approved by relevant PRC authorities.

REDUCTION OF SHARE CAPITAL AND PURCHASE BY US OF OUR SHARES

     We may, following the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase any of our issued shares under the following circumstances:

     1.   cancellation of shares for capital reduction;

     2.   merging with another company that holds our shares;

     3.   paying shares to our employees as bonus;

     4. repurchasing, upon request, any shares held by any shareholder who is opposed to the Company's resolution for merger or spin-off at a shareholders' general meeting.

     Any repurchase of shares under items 1 to 3 of the foregoing paragraph shall be approved by shareholders' general meeting of the Company. After repurchase of the shares according to the foregoing paragraph by the Company, the shares repurchased under item 1 shall be cancelled within ten days from the date of the repurchase; and the shares repurchased under items 2 and 4 shall be transferred or cancelled within six months.

     The shares repurchased by the Company under item 3 may not exceed five per cent of the total of the Company's issued shares. Such repurchase shall be financed by the Company's profit after tax. The shares so repurchased shall be transferred to the employees within one year.

     We may not accept our shares as the subject of any pledge.

     In the event that the regulatory authorities at the place of listing of our overseas-listed foreign shares have different requirements, such requirements shall prevail.

     Subject to approval by PRC securities regulatory authorities and compliance with applicable law, we may carry out a share repurchase by one of the following methods:

     -    under a general offer;

     -    open offer on a stock exchange; or

     -    by off-market contract.

     We may, with the prior approval of shareholders in general meeting obtained in accordance with our Articles of Association, repurchase our shares by an off-market contract, and we may rescind or vary such a contract or waive any of our rights under the contract with the prior approval of shareholders obtained in the same manner. A contract to repurchase shares includes (without limitation) an agreement to become obliged to repurchase and an agreement to acquire the right to repurchase our shares. We may not assign a contract to repurchase our own shares or any rights provided thereunder.

     Shares repurchased by us shall be canceled and the amount of our registered capital shall be reduced by the par value of those shares. The amount of our registered capital so reduced to the extent that shares are repurchased out of an amount deducted from our distributable profits, shall be transferred to our share common reserve account.

     Unless we are in the process of liquidation:

     - where we repurchase our shares at par value, the amount of the total par value of shares so repurchased shall be deducted from our book balance distributable profits or out of the proceeds of a new issue of shares made in respect of the repurchase; and

     - where we repurchase our shares at a premium, an amount equivalent to their total par value shall be deducted from our book balance distributable profits or the proceeds of a new issue of shares made in respect of the repurchase. Payment of the portion in excess of their par value shall be effected as follows:

          - if the shares being repurchased were issued at par value, payment shall be made out of our book balance distributable profits; and

          - if the shares being repurchased were issued at a premium, payment shall be made out of our distributable profits or out of proceeds of a new issue of shares made in respect of the repurchase, provided that the amount paid out of the proceeds of the new issue may not exceed the aggregate of premiums received by us on the issue of the shares repurchased or the current balance of our capital common reserve account (inclusive of the premiums from the new issue of shares).

     Payment by us in consideration for:

     -    the acquisition of rights to repurchase our shares;

     -    the variation of any contract to repurchase our shares; or

     - the release of any of our obligations under any contract to repurchase our shares; shall be made out of our distributable profits.

RESTRICTIONS ON CONTROLLING SHAREHOLDERS

     In addition to obligations imposed by law or required by the stock exchanges on which our shares are listed, a controlling shareholder (as defined below) shall not exercise his or her voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or any part of our shareholders:

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

     "Controlling shareholder" means a person or a group of persons who satisfies one or more of the following conditions:

     - he or she alone or acting in concert with others has the power to elect more than half the directors;

     - he or she alone or acting in concert with others has the power to exercise or to control the exercise of 30% or more of our voting rights;

     - he or she alone or acting in concert with others holds 30% or more of our issued and outstanding shares; or

     - he or she alone or acting in concert with others in any other manner has de facto control over us.

CHANGING RIGHTS OF A CLASS OF SHAREHOLDERS

     Rights conferred on any class of shareholders in the capacity of shareholders may not be varied or abrogated unless approved by a special resolution of shareholders at a general meeting and by holders of shares of that class at a separate class meeting conducted in accordance with our Articles of Association.

DUTIES OF DIRECTORS, SUPERVISORS AND OTHER SENIOR OFFICERS IN INTERESTED TRANSACTIONS

     Where any director, supervisor, general manager, deputy general manager or other senior officers (or an associate thereof) is in any way materially interested in a contract or transaction or arrangement or proposed contract or transaction or arrangement with us (other than his or her contract of service with us), he or she shall declare the nature and extent of his or her interest to the board of directors at the earliest opportunity, whether or not the contract, transaction or proposal or arrangement is subject to the approval of the board of directors.

     Unless the interested director, supervisor, general manager deputy general manager or other senior officers has disclosed his or her interests and the contract or transaction is approved by the board of directors at a meeting in which the interested director, supervisor, general manager, deputy general manager or other senior officers has not been counted in the quorum and has refrained from voting, a contract or transaction in which that director, supervisor, general manager, deputy general manager or other senior officers is materially interested is voidable except as against a bona fide party to the contract or transaction acting without notice of the breach of duty by the interested director, supervisor, general manager, deputy general manager or other senior officers.

     We shall not directly or indirectly make a loan to or provide any guarantees in connection with a loan to a director, supervisor, general manager, deputy general manager or other senior officers of Guangshen Railway or of our parent Company or any of their respective associates. However, the following transactions are not subject to this prohibition:

     - the provision by us of a loan or a guarantee of a loan to one of our subsidiaries;

     - the provision by us of a loan or a guarantee in connection with a loan or any other funds to any of our directors, supervisors, general managers, deputy general managers or other senior officers to pay expenditures incurred or to be incurred on our behalf by him or her or for the purpose of enabling him or her to perform his or her duties properly, in accordance with the terms of a service contract approved by the shareholders at a general meeting; and

     - the provision by us of a loan or a guarantee in connection with a loan to any of our directors, supervisors, general managers, deputy general managers or other senior officers or their respective associates on normal commercial terms, provided that the ordinary course of our business includes the lending of money or the giving of guarantees.

RECENT AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

     In connection with our proposed A Share Issue, we made conditional amendments to our draft Articles of Association in May 2005 and May 2006 to meet applicable PRC regulatory requirements, in particular, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China and the new Company Law effective from January 1, 2006. The proposed amendment to our draft Articles of Association was furnished to the SEC as Exhibit 99.1--Appendix I to the Form 6-K filed on April 18, 2006. The proposed amendment will take effect only if our proposed A Share Issue is completed. In May 2005, we made further amendments to our then effective Articles of Association, which changed the number of our directors from ten to nine. This amendment to our Articles of Association was furnished to the SEC as Exhibit 1.1 to the Form 6-K filed on May 13, 2005. In addition, our annual general meeting of shareholders approved further amendments to our then effective Articles of Association on May 11, 2006, pursuant to the new Company Law effective from January 1, 2006.

ITEM 10C. MATERIAL CONTRACTS

     Except for the Acquisition Agreement and the connected transaction agreements we entered into with Yangcheng Railway Company, our Parent Company and other related parties as discussed in "ITEM 5. Operating and Financial Review and Prospects--Overview--Proposed Issue of A Shares, Very Substantial Acquisition and Continuing Connected Transactions" and

"Item 7. Major Shareholders and Related Party Transactions", all other material contracts we entered into during the fiscal year of 2004 and 2005 were made in the ordinary course of business.

ITEM 10D. EXCHANGE CONTROLS

     The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People's Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of Renminbi into U.S. dollars in China currently must be based on the People's Bank of China rate. The People's Bank of China rate is set based on the previous day's Chinese interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.

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

     We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2005, we maintained the equivalent of approximately RMB621 million in U.S. dollar or Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 30 to our audited consolidated financial statements. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

VALUE ADDED TAX

     Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994 and the related implementing rules, our passenger and freight transportation businesses are not subject to value added tax, while our other businesses, such as retail sales of food, beverages and merchandise aboard our trains and in our stations, and some of the businesses conducted by our subsidiaries are subject to value added tax at the rate of either 6% or 17%, depending on the scale and nature of the businesses.

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

     For An Enterprise. Pursuant to the Tax Notice, a foreign enterprise with no establishment or office in the PRC is currently exempted from taxes on the capital gains from the sale of H shares issued by domestic companies.

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

DIVIDENDS

     Under current practice, no tax will be payable by you in Hong Kong in respect of dividends paid by us.

TAXATION OF CAPITAL GAINS

     No capital gain tax is generally imposed in Hong Kong in respect of capital gains from the sale of shares (such as the H Shares). However, if trading gains from the sale of property by persons as part of profit making are regarded as carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, such trading gains will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Gains from sales of the H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

     There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs (i.e., the profits derived abroad), where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the New York Stock Exchange.

HONG KONG STAMP DUTY

     Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. An ad valorem duty is charged at the rate of 0.2% of the consideration of the fair value of the H shares transferred and the relevant contract notes shall be stamped (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares.

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

HONG KONG ESTATE DUTY

     Estate duty is levied on the value of property situated in Hong Kong passing or deemed passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. Estate duty was abolished effective from February 11, 2006 and estates of persons who passed away on or after February 11, 2006 are therefore not subject to estate duty. The estate duty chargeable in respect of estates of persons during on or after July 15, 2005 and before February 11, 2006 with the principal value exceeding HK $7.5 million is reduced to a nominal duty of HK $100.

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

     Additionally, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the SEC. You may review a copy of the registration statement and other information without charge at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, NE., Washington, D.C. You may also inspect the registration statement and its exhibits and schedules at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. You may also get copies, upon payment of a prescribed fee, of all or a portion of the registration statement from the SEC's public reference room or by calling the SEC on 1-800-SEC-0330 or visiting the SEC's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

ITEM 10I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following paragraphs describe the various market risks to which we were exposed as of December 31, 2005.

CURRENCY RISKS

     The Company mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, the Company is required to pay dividends in HKD and USD in the future when dividends are declared.

     The Company had USD and HKD monetary assets as at December 31, 2005 and 2004 as stated below.

                                                                As at 31 December
                                                 Currency     ---------------------
               Monetary assets                 denomination      2004        2005
               ---------------                 ------------   ---------   ---------
                                                              (RMB'000)   (RMB'000)
Current assets
Short-term deposits with original maturities
   of over three months                             USD        755,975     503,463
   Cash and cash equivalent                         USD         95,612       9,049
   Cash and cash equivalent                         HKD         89,883     110,195

     The Company may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. The Company has not used any means to hedge the exposure to foreign exchange risk.

     On July 21, 2005, the PRC government announced that the RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with the USD on or after that day. As a result, RMB appreciated by approximately 2% as compared to USD based on the exchange rate announced on that day and the Company suffered exchange losses of approximately RMB21.8 million as a result of such event. The losses were recorded as finance costs in the income statement for the year ended December 31, 2005.

     The directors believe that interest income derived from deposits denominated in foreign currencies will partially offset the Company's exposure to currency risk (See "Interest Rate Risks" below).

     While our foreign currency deposits are relatively stable, they are insufficient to pay all dividends and operating expenses, therefore, we bear the risk of exchange rate fluctuations when we convert Renminbi to pay foreign-currency denominated dividends and operating expenses. However, our management believes that these contingent exposures relating to foreign exchange rate fluctuations have not had and are not likely to have a material effect on our financial position. As a result, we do not enter into any hedging transactions with respect to our exposure to foreign currency movements. Furthermore, we are not aware of any effective financial hedging products that serve as protection against a possible Renminbi devaluation or appreciation.

INTEREST RATE RISKS

     Funds that we do not need in the short term are generally kept as temporary cash deposits in state-owned commercial banks and in the MOR Deposit-Taking Center in the form of demand or time deposits. We do not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2005, we had no loans outstanding. As the Company has no significant interest-bearing assets and liabilities, the Company's income and operating cash flows are substantially independent of changes in market interest rates. The directors believe that Company's exposure to interest rate risk of financial assets and liabilities as of December 31, 2005 was minimal since their deviation from their respective fair values was not significant.

     Due to the fact the interest rates for deposits denominated in foreign currencies are higher than that of RMB in China, the interest income so derived from these deposits had partially offset the Company's exchange losses of approximately RMB8.3 million for the year ended December 31, 2005.

CREDIT RISKS

     The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and due from related parties represent the Company's maximum exposure to credit risk in relation to financial assets.

     Cash and short term liquid investments are placed with reputable banks and deposit taking centres operated by MOR (see Notes 18 and 30(b) to our audited consolidated financial statements for details), no significant credit risk is expected.

     The majority of the Company's accounts receivable balance relate to the rendering of services or sales of products to third party customers. The Company's other receivable balances mainly arise from services other than the main railway transportation services. The Company performs ongoing credit evaluations of its customers/debtors' financial condition and generally do not require collateral from the customers/debtors' account on the outstanding balances. Based on the expected realiability and the timing for collection of the outstanding balances, the Company maintains a provision for doubtful accounts and actual losses incurred have been within management's expectation.

     No other financial assets carry a significant exposure to credit risk.

     See "ITEM 8A.7 Legal Proceedings" for a discussion of our potential loss in our interests in Tiecheng resulting from a litigation. See "Item 5B. Liquidity and Capital Resources" for a discussion of the overdue time deposit held by Li Cheng.

     As of December 31, 2005, our balances denominated in Hong Kong dollars and U.S. dollars were translated into Renminbi at the applicable market exchange rates as of that date and amounted to approximately RMB622 million. If the applicable market exchange rates were to change by 10%, this would result in a change in fair value of approximately RMB62.2 million in these balances. For the year ended December 31, 2005, the interest income derived from our cash balances at banks and temporary cash investments amounted to approximately RMB55.0 million. A 10% change in interest rates would have resulted in a change in interest income of approximately RMB5.5 million.

     Except as described above and in Note 3 to our audited consolidated financial statements herein, our management believes that as of the end of December 31, 2005, at present and in our normal course of business, we are not subject to any other market-related risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     Effective in 2005, the auditing standard under which independent public accounting firms report internal control deficiencies, Statement on Auditing Standards Section 325, was amended. Following the amendment, independent public accounting firms are required to evaluate internal control deficiencies and categorize identified weaknesses as "material weaknesses", "significant deficiencies" or "deficiencies".

     In June 2006, in connection with their audit of our consolidated financial statements as of December 31, 2005 and for the year then ended, our independent registered public accounting firm, PricewaterhouseCoopers, identified to our audit committee and senior management one internal control deficiency in our internal control over financial reporting that they considered to constitute a material weakness in our internal control over financial reporting. The internal control deficiency that was identified as a material weakness was that we do not have sufficient numbers of financial and accounting staff who are knowledgeable of IFRS and U.S. GAAP accounting rules. Our management believes that neither this deficiency nor other internal control deficiencies that have been identified by management and PricewaterhouseCoopers have had a material effect on our financial statements.

     Acting under the supervision and guidance of our audit committee and board of directors, our management has worked, and will continue to work, to address this and other deficiencies in our internal controls over financial reporting. The actions we have taken include setting up a dedicated team to undertake company-wide documentation of internal controls, performing system and process evaluation and testing, and hiring external compliance experts to advise us on issues relating to compliance with Section 404.

     Beginning with the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act will require us to include an internal control report of management with our annual report on Form 20-F. In 2005, we continued the preparation for compliance with Section 404 of the

Sarbanes-Oxley Act. We believe that as we prepare for compliance with Section 404 of the Sarbanes-Oxley Act, we may identify additional deficiencies in our system of internal controls over financial reporting, and, if so, will take corrective actions. We cannot assure you that we will be able to complete the documentation, testing and, if appropriate, remediation work necessary to comply with Section 404 of the Sarbanes-Oxley Act, or that we or our independent public accountants will not identify material weaknesses in our internal controls. In addition, our current company-wide comprehensive organizational reform and our proposed acquisition of railway transportation-related assets between Guangzhou and Pingshi may have an impact on our ability to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404.

     Our Chairman of the Board, our General Manager, and our Chief Accountant, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and regulations. This evaluation included, among other things, an assessment of the nature and extent of the internal control deficiencies identified by PricewaterhouseCoopers and our management and their impact on our disclosure controls and procedures and, where relevant, other procedures we have in place to mitigate the impact of such deficiencies on our disclosure controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

     - we do not have formal corporate governance guidelines similar to those required for U.S. domestic companies. However, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, we have adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Working Ordinance for the Supervisory Committee, the Working Ordinance for the General Manager, the Capital Management Measures, the

          Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (1) director qualification standards and responsibilities; (2) key board committee responsibilities; (3) director access to management and, as necessary and appropriate, independent advisors; (4) director compensation; (5)management succession; and (6)director orientation and continuing education;

     - as a company listed on the HKSE, we are required to comply with applicable corporate governance and other related requirements of the HKSE Listing Rules, including the Corporate Governance Code, unless an exemption is available.

     - we have not adopted a code of business conduct and ethics for our directors, officers and employees similar to that required for U.S. domestic companies. We have implemented code of business conduct and ethics for senior management, including our General Manager, Deputy General Manager, Chief Accountant and Company Secretary. In addition, our directors are required to comply with the Model Code for Securities Transactions by Directors of Listed Companies set out in the HKSE Listing Rules, which sets out standards with which directors are required to comply with respect to transactions involving our securities.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our international auditors for 2006 have been approved at the annual general meeting of Guangshen Railway held on May 11, 2006.

     PwC was our international auditors for 2005 and 2004.

     The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2005 and 2004.

                       2005   2004
                       ----   ----
                     (RMB MILLIONS)
Audit Fees              2.2    2.0
Audit-related Fees       --     --
Tax Fees                 --     --
All Other Fees           --     --
                        ---    ---
Total                   2.2    2.0
                        ===    ===

     Other than the audits performed on our financial statements, PwC did not provide any services to us in 2004. In 2005, PwC provided advisory services in connection with our preparation for compliance with Section 404 of the Sarbanes-Oxley Act. The Audit Committee Charter, which was adopted by our board of directors on August 12, 2004 and revised on March 17, 2005 based on the applicable guidelines set forth in the HKSE Listing Rules and U.S. Sarbanes-Oxley Act of 2002, provides that our audit committee is responsible for, among other matters, supervising the audit of our Company, including the assessment and evaluation of the nature, quality and scope of work and the fees of our external auditors. Pursuant to paragraph (c)(7)(i)(A) of Rule 2-01 of Regulation S-X, the engagement of PwC to perform these audit and other services were approved by our audit committee and our board of directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     During the year ended December 31, 2005, there was no purchase, sale or redemption of our equity securities by us, or any of our subsidiaries.

                                    PART III

                          ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

                          ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-54 following ITEM 19.

                               ITEM 19. EXHIBITS

     (a)  See pages F-1 to F-54 following this item.

     (b)  Index of Exhibits

     Documents filed as exhibits to this annual report:

Exhibit
 Number   Description
-------   -----------
1.1       Amended and Restated Articles of Association

4.1       Railway Business Related Assets Purchase Agreement dated November 15,
          2004 between Guangshen Railway Company Limited and Guangzhou Railway
          Group Yangcheng Railway Company*

4.2       Land Lease Agreement dated November 15, 2004 between Guangshen Railway
          Company Limited and Guangzhou Railway (Group) Company*

4.3       Comprehensive Services Agreement dated November 15, 2004 between
          Guangshen Railway Company Limited and Guangzhou Railway (Group)
          Company*

4.4       Comprehensive Services Agreement dated November 15, 2004 between
          Guangshen Railway Company Limited and Guangzhou Railway Group
          Yangcheng Railway Company*

4.5       Summary of the Conditional Agreement dated August 9, 2005 between
          Guangshen Railway Company Limited, Qingdao BSP and Bombardier Sweden and China International Tendering Company

4.6 Summary of the Form of the Railway Construction Management Agreement, dated December 15, 2005 for the Fourth Line Construction

4.7       Comprehensive Services Agreement dated January 13, 2006 between
          Guangshen Railway Company Limited and Guangzhou Railway (Group)
          Company

4.8       Comprehensive Services Agreement dated January 13, 2006 between
          Guangshen Railway Company Limited and Guangzhou Railway Group
          Guangshen Railway Enterprise Development Company

4.9       Summary of the Forms of the Surveying and Design Services Agreements
          For Railway Construction and the Construction Services Agreements, dated May 15, 2006 for the Fourth Line

4.10      Summary of the Agreement between Guangshen Railway Company Limited and
          Guangzhou Zhongche Railway Rolling Stock Sales and Services Company
          Limited for the lease of electric train-sets

7.1 Statements explaining how certain ratios are calculated in this annual report

8.1       List of subsidiaries of Guangshen Railway Company Limited as of
          December 31, 2005

12.1 Section 302 principal executive officers' and principal financial officer's certifications

13.1 Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to
          Section 906 of the U.S. Sarbanes-Oxley Act of 2002.

----------
* Incorporated by reference from the Registrant's annual report on Form 20-F filed with the SEC on June 28, 2005

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
   Report of Independent Registered Public Accounting Firm                   F-1
   Consolidated Balance Sheets as of 31 December 2004 and 2005               F-2
   Consolidated Income Statements for the years ended 31 December 2003,
      2004 and 2005                                                          F-3
   Consolidated Cash Flow Statements for the years ended 31 December
      2003, 2004 and 2005                                                    F-4
   Consolidated Statements of Changes in Equity for the years ended 31
      December 2003, 2004 and 2005                                           F-5
   Notes to the Consolidated Financial Statements                            F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Guangshen Railway Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the "Company") and its subsidiaries at 31 December 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with International Standards on Auditing issued by the International Federation of Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

Hong Kong
29 June 2006

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                         AS OF 31 DECEMBER 2004 AND 2005

                             (Amounts in thousands)

                                                                         31 December
                                                        ---------------------------------------------
                                                         Notes       2004         2005         2005
                                                        -------   ----------   ----------   ---------
                                                                      RMB          RMB         US$*
                                                                   (Note 35)
ASSETS
NON-CURRENT ASSETS
   Fixed assets                                             6      6,973,279    7,391,507     912,532
   Construction-in-progress                                 7        345,313    1,449,358     178,933
   Prepayment for fixed assets                             33(c)          --      482,940      59,622
   Leasehold land payments                                  8        636,379      620,798      76,642
   Interests in associates                              10,33(c)     128,346      108,000      13,333
   Available-for-sale investments                          11        167,962       46,108       5,692
   Deferred tax assets                                     12         18,406       35,990       4,443
   Deferred staff costs                                    13        150,911      135,821      16,768
                                                                  ----------   ----------   ---------
                                                                   8,420,596   10,270,522   1,267,965
                                                                  ----------   ----------   ---------

CURRENT ASSETS
   Materials and supplies, at cost                         14         60,602       64,953       8,019
   Trade receivables, net                                  15        106,652      106,393      13,135
   Due from parent company                                 33(c)          --       15,636       1,930
   Due from related parties                                33(c)      56,064       64,670       7,984
   Prepayments and other receivables, net                  16        216,573      170,607      21,063
   Restricted cash                                         17        124,626      173,413      21,409
   Short-term deposits                                     18      1,379,309      766,131      94,584
   Cash and cash equivalents                               30(b)   1,044,629    1,112,128     137,300
                                                                  ----------   ----------   ---------
                                                                   2,988,455    2,473,931     305,424
                                                                  ----------   ----------   ---------
      TOTAL ASSETS                                                11,409,051   12,744,453   1,573,389
                                                                  ==========   ==========   =========
EQUITY
   Common stock, par value RMB1.00 per share,
      4,335,550,000 shares authorised and outstanding      19      4,335,550    4,335,550     535,253
   Reserves                                                20      6,085,024    6,348,509     783,767
                                                                  ----------   ----------   ---------
                                                                  10,420,574   10,684,059   1,319,020
                                                                  ----------   ----------   ---------
MINORITY INTERESTS                                                    51,612       48,757       6,019
                                                                  ----------   ----------   ---------
      TOTAL EQUITY                                                10,472,186   10,732,816   1,325,039
                                                                  ----------   ----------   ---------
LIABILITIES
Non-current liabilities
   Deferred tax liability                                  12             --        4,830         596
                                                                  ----------   ----------   ---------
Current liabilities
   Trade payables                                          21         37,136      118,707      14,655
   Payables for construction of fixed assets                         164,591       99,462      12,279
   Due to parent company                                   33(c)      24,617           --          --
   Due to related parties                                  33(c)     194,699    1,174,101     144,951
   Dividends payable                                                     456          462          57
   Taxes payable                                                      75,878      102,155      12,612
   Accruals and other payables                             22        439,488      511,920      63,200
                                                                  ----------   ----------   ---------
                                                                     936,865    2,006,807     247,754
                                                                  ----------   ----------   ---------
      TOTAL LIABILITIES                                              936,865    2,011,637     248,350
                                                                  ----------   ----------   ---------
      TOTAL EQUITY AND LIABILITIES                                11,409,051   12,744,453   1,573,389
                                                                  ==========   ==========   =========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at US$1.00=RMB8.1, which is rounded from 8.0702, the noon buying rate in the New York City on December 30, 2005 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2005.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

               FOR THE YEARS ENDED 31 DECEMBER 2003, 2004 AND 2005

            (Amounts in thousands, except per share and per ADS data)

                                                                        Years ended 31 December
                                                        -------------------------------------------------------
                                                        Notes      2003         2004         2005        2005
                                                        -----   ----------   ----------   ----------   --------
                                                                    RMB          RMB          RMB        US$*
                                                                 (Note 35)    (Note 35)
Revenues from railroad businesses
   Passenger                                                     1,790,204    2,259,671    2,511,156    310,019
   Freight                                                         526,382      611,807      588,310     72,631
                                                                ----------   ----------   ----------   --------
                                                                 2,316,586    2,871,478    3,099,466    382,650
Revenues from other businesses                                     151,596      166,671      177,462     21,909
                                                                ----------   ----------   ----------   --------
Total revenues                                                   2,468,182    3,038,149    3,276,928    404,559
                                                                ----------   ----------   ----------   --------
Operating expenses
   Railroad businesses
      Business tax                                                 (47,569)     (83,732)     (86,565)   (10,687)
      Labour and benefits                                         (347,649)    (492,581)    (518,614)   (64,026)
      Equipment leases and services                               (437,739)    (452,204)    (507,627)   (62,670)
      Materials and supplies                                      (216,993)    (245,534)    (283,902)   (35,050)
      Repair costs, excluding materials and supplies               (89,640)    (216,294)    (262,973)   (32,466)
      Depreciation                                                (290,014)    (334,501)    (325,582)   (40,195)
      Amortisation of leasehold land payments                      (15,602)     (15,704)     (15,416)    (1,903)
      Fees for social services                                     (62,579)     (84,643)     (78,227)    (9,658)
      General and administrative expenses                         (134,688)    (190,290)    (188,360)   (23,254)
      Others                                                      (113,382)    (126,338)    (108,515)   (13,397)
                                                                ----------   ----------   ----------   --------
                                                                (1,755,855)  (2,241,821)  (2,375,781)  (293,306)
                                                                ----------   ----------   ----------   --------
   Other businesses
      Business tax                                                  (7,226)      (7,840)     (10,493)    (1,295)
      Materials and supplies                                      (112,677)     (95,637)    (103,249)   (12,747)
      General and administrative expenses                          (29,711)     (62,678)     (76,605)    (9,458)
                                                                ----------   ----------   ----------   --------
                                                                  (149,614)    (166,155)    (190,347)   (23,500)
                                                                ----------   ----------   ----------   --------
Total operating expenses                                        (1,905,469)  (2,407,976)  (2,566,128)  (316,806)
Other income, net                                                   47,341       48,193       48,505      5,988
                                                                ----------   ----------   ----------   --------
PROFIT FROM OPERATIONS                                    23       610,054      678,366      759,305     93,741
Finance costs                                             25        (2,468)      (1,136)     (22,738)    (2,807)
Share of results of associates after tax                  10        (2,508)     (12,119)     (19,949)    (2,463)
                                                                ----------   ----------   ----------   --------
PROFIT BEFORE INCOME TAX                                           605,078      665,111      716,618     88,471
Income tax expense                                        26       (93,348)     (98,373)    (104,248)   (12,870)
                                                                ----------   ----------   ----------   --------
PROFIT FOR THE YEAR                                                511,730      566,738      612,370     75,601
                                                                ==========   ==========   ==========   ========
ATTRIBUTABLE TO:
Equity holders of the Company                                      511,762      567,484      613,368     75,724
Minority interests                                                     (32)        (746)        (998)      (123)
                                                                ----------   ----------   ----------   --------
                                                                   511,730      566,738      612,370     75,601
                                                                ==========   ==========   ==========   ========
DIVIDENDS                                                 29       455,233      476,911      520,266     64,230
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO
   THE EQUITY HOLDERS OF THE COMPANY DURING THE YEAR      28
   - Basic                                                         RMB0.12      RMB0.13      RMB0.14   US$0.017
                                                                ==========   ==========   ==========   ========
   - Diluted                                                           N/A          N/A          N/A        N/A
                                                                ==========   ==========   ==========   ========
EARNINGS PER EQUIVALENT ADS
   - Basic                                                         RMB5.90      RMB6.54      RMB7.07    US$0.87
                                                                ==========   ==========   ==========   ========
   - Diluted                                                           N/A          N/A          N/A        N/A
                                                                ==========   ==========   ==========   ========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at US$1.00=RMB8.1, which is rounded from 8.0702, the noon buying rate in the New York City on December 30, 2005 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2005.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

               FOR THE YEARS ENDED 31 DECEMBER 2003, 2004 AND 2005

                             (Amounts in thousands)

                                                                  Year ended 31 December,
                                                  ------------------------------------------------------
                                                  Notes      2003        2004         2005        2005
                                                  -----   ---------   ----------   ----------   --------
                                                             RMB          RMB          RMB        US$*
CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash generated from operations                  30(a)    900,487    1,321,850    1,471,525    181,670
   Interest paid                                             (2,359)      (1,030)        (654)       (81)
   Income tax paid                                          (99,679)     (84,241)     (90,724)   (11,200)
                                                          ---------   ----------   ----------   --------
   Net cash generated from operating activities             798,449    1,236,579    1,380,147    170,389
                                                          ---------   ----------   ----------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets and payments for
      construction-in-progress, net of related
      payables                                             (339,208)    (310,179)  (1,588,374)  (196,096)
   Proceeds from sale of fixed assets                         1,105        4,041       38,235      4,720
   Increase in interests in associates             10          (374)          --       62,700      7,741
   Decrease / (increase) in temporary cash
      investments                                           (60,101)    (751,869)     613,178     75,701
   Interest received                                         23,109       57,368       53,346      6,586
                                                          ---------   ----------   ----------   --------
   Net cash used in investing activities                   (375,469)  (1,000,639)    (820,915)  (101,348)
                                                          ---------   ----------   ----------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Share issuance costs                            19            --      (14,035)     (12,972)    (1,601)
   Dividends paid to Company's shareholders                (433,561)    (455,009)    (476,904)   (58,877)
   Dividends paid to minority interests                        (105)          --       (1,857)      (230)
                                                          ---------   ----------   ----------   --------
   Net cash used in financing activities                   (433,666)    (469,044)    (491,733)   (60,708)
                                                          ---------   ----------   ----------   --------
NET (DECREASE)/ INCREASE IN CASH AND CASH
   EQUIVALENTS                                              (10,686)    (233,104)      67,499      8,333
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR       35     1,288,419    1,277,733    1,044,629    128,967
                                                          ---------   ----------   ----------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR             35,
                                                   30(b)  1,277,733    1,044,629    1,112,128    137,300
                                                          =========   ==========   ==========   ========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at US$1.00=RMB8.1, which is rounded from 8.0702, the noon buying rate in the New York City on December 30, 2005 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2005.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

               FOR THE YEARS ENDED 31 DECEMBER 2003, 2004 AND 2005

                             (Amounts in thousands)

                                                    Attributable to equity holders
                               ------------------------------------------------------------------------------
                                                       Shares              Statutory
                                                      issuance  Statutory    public   Discretionary
                                 Share      Share      costs     surplus    welfare      surplus     Retained  Minority     Total
                        Notes   capital    premium   (Note 19)   reserve      fund       reserve     earnings  interest    equity
                        -----  ---------  ---------  ---------  ---------  ---------  -------------  --------  --------  ----------
Balance at 1 January
   2003                        4,335,550  3,984,135        --    491,409    454,302      341,659      637,096   11,577   10,255,728
Additional capital
   paid in for the
   subsidiary                                                                                                   40,813       40,813
Profit for the year                   --         --        --         --         --           --      511,762      (32)     511,730
Appropriation from
   retained earnings                  --         --        --     54,165     27,092           --      (81,257)      --           --
Dividends relating to
   2002                               --         --        --         --         --           --     (433,555)      --     (433,555)
                               ---------  ---------   -------    -------    -------      -------     --------   ------   ----------
Balance at 31 December
   2003                        4,335,550  3,984,135        --    545,574    481,394      341,659      634,046   52,358   10,374,716
                               =========  =========   =======    =======    =======      =======     ========   ======   ==========
Balance at 1 January
   2004                        4,335,550  3,984,135        --    545,574    481,394      341,659      634,046   52,358   10,374,716
Share issuance costs                  --         --   (14,035)        --         --           --           --       --      (14,035)
Profit for the year                   --         --        --         --         --           --      567,484     (746)     566,738
Appropriation from
   retained earnings      20          --         --        --     59,771     29,900           --      (89,671)      --           --
Dividends relating to
   2003                               --         --        --         --         --           --     (455,233)      --     (455,233)
                               ---------  ---------   -------    -------    -------      -------     --------   ------   ----------
Balance at 31 December
   2004                        4,335,550  3,984,135   (14,035)   605,345    511,294      341,659      656,626   51,612   10,472,186
                               =========  =========   =======    =======    =======      =======     ========   ======   ==========
Balance at 1 January
   2005                        4,335,550  3,984,135   (14,035)   605,345    511,294      341,659      656,626   51,612   10,472,186
Share issuance costs                  --         --   (12,972)        --         --           --           --       --      (12,972)
Profit for the year                   --         --        --         --         --           --      613,368     (998)     612,370
Adjustment related to
   carrying value of
   fixed assets at
   Restructuring
   (Note a)                6          --    140,000        --         --        --           --            --       --      140,000
Appropriation from
   retained earnings      20          --         --        --     61,192     29,834           13      (91,039)  (1,857)      (1,857)
Transfers                             --         --        --     (3,995)    (6,592)       4,321        6,266       --           --
Dividends relating to
  2004                    29          --         --        --         --         --           --     (476,911)      --     (476,911)
                               ---------  ---------   -------    -------    -------      -------     --------   ------   ----------
Balance at 31 December
   2005                        4,335,550  4,124,135   (27,007)   662,542    534,536      345,993      708,310   48,757   10,732,816
                               =========  =========   =======    =======    =======      =======     ========   ======   ==========

Note a: During the year ended 31 December 2005, the Company recorded an adjustment, which should have been reflected in connection with the transfer of assets made by the Predecessor to the Company at Restructuring (see Note 1) to the carrying value of fixed assets and related reserve account (share premium). The amount was determined to be immaterial to previously reported financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

1.   GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on March 6, 1996 to take over and operate certain railroad and other related businesses (the "Businesses") which had been carried out by the Company's predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries prior to the formation of the Company. The Businesses carried out by the Company, the Predecessor and the Parent Company are all under the common control and jurisdiction of the Ministry of Railways (the "MOR") of the PRC.

     The Predecessor is controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on March 8, 1996 which took effect from March 6, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

     In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

     The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandise on board the trains as well as in the stations.

     The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

     As of 31 December 2005, the Company had in total 8,882 employees, representing a decrease of 82 compared to that of 31 December 2004.

     The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES

     The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(1)  BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). This basis of accounting differs in certain material respects from that used in the preparation of the statutory financial statements of the Group (the "Statutory Financial Statements") in accordance with the generally accepted accounting principles and relevant financial regulations applicable in the PRC ("PRC GAAP"). In preparing the Financial Statements, appropriate adjustments have been made to the Statutory Financial Statements to conform to IFRS, but such adjustments have not been incorporated into the Statutory Financial Statements.

     The principal adjustments made to conform to IFRS include the following:

     - Additional depreciation charges on fixed assets, in particular for rail-line track assets;

     - Capitalisation of replacement costs of components of rail-line track assets and de-recognition of items being replaced;

     - Difference in the recognition policy on housing benefits provided to employees;

     - Recognition of government grants through deduction against the carrying value of fixed assets; and

     -    Recording of share issuance costs to reserves.

     The financial statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain fixed assets are stated at valuation less accumulated depreciation and impairment losses (see Note 2(5) for details) and the Group also applies the fair value model to financial assets and liabilities and available-for-sale financial assets (see Note 2(9) for details).

     The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Financial Statements, are disclosed in Note 4. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

     In 2005, the Group adopted the new/revised/amended standards and interpretations of IFRS below, which are relevant to its operations. The 2004 and 2003 comparatives have been amended as required, in accordance with the relevant requirements.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(1)  BASIS OF PRESENTATION (CONT'D)

IAS 1 (revised 2003)  Presentation of Financial Statements
IAS 2 (revised 2003)  Inventories
IAS 8 (revised 2003)  Accounting Policies, Changes in Accounting Estimates
                      and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, plant and equipment
IAS 17 (revised 2003) Leases
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures
IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 28 (revised 2003) Investments in Associates
IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003) Earnings per Share
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IAS 39 (revised 2004) Financial Instruments: Recognition and Measurement IFRS 2 (issued 2004) Share-based Payments
IFRS 3 (issued 2004)  Business Combinations
SIC 12 (revised 2004) Consolidation - Special Purpose Entities
IFRIC 2               Members' Shares in Co-operative Entities and Similar
                      Instruments
IAS 39 (Amendment)    Transition and Initial Recognition of Financial Assets
                      and Financial Liabilities

     The adoption of IAS 1, 2, 8, 10, 16, 17, 21, 27, 32, 33, 36 and 38, IFRS 2
     and 3, IFRIC 2 and SIC 12 did not result in substantial changes to the Group's accounting policies. In summary:

     - IAS 1 has affected the presentation of minority interest and other disclosures;

     - IAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All entities within the Group adopt Renminbi as their functional currency and financial statement presentation currency;

     - IAS 24 has affected the identification of related parties and some other related party disclosures (see Note 33);

     - IAS 28 has affected the presentation of the interests in associates in the consolidated income statement that it is presented as the share of results of associates after tax.

     The adoption of IAS 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss.

     All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(1)  BASIS OF PRESENTATION (CONT'D)

     Certain new standards, amendments and interpretations to existing standards have been published, that are mandatory for adoption for accounting periods beginning on or after 1 January 2006 or later periods but which the Company has not early adopted, are as follows:

IAS 19 (Amendment), Employee Benefits.
IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup
Transactions
IAS 39 (Amendment), The Fair Value Option
IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts
IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources
IFRS 6, Exploration for and Evaluation of Mineral Resources
IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures
IFRIC 4, Determining whether an Arrangement contains a Lease
IFRIC 5, Rights to interests arising from Decommissioning, Restoration and
         Environmental Rehabilitation Funds
IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste
         Electrical and Electronic Equipment

(2)  CONSOLIDATION

(a)  Subsidiaries

     Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company's subsidiaries are shown in Note 9.

     The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

     Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

     have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(2)  CONSOLIDATION (CONT'D)

(b)  Transactions and minority interests

     The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c)  Associates

     Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. Details of the Group's associates are set out in Note 10.

     The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

     Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(3)  SEGMENT REPORTING

     A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

(4)  FOREIGN CURRENCY TRANSACTIONS

(a)  Functional and presentation currency

     Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

     ("the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the functional currency of the Company and all its subsidiaries and it is also the presentation currency of the Group.

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(4)  FOREIGN CURRENCY TRANSACTIONS (CONT'D)

(b)  Transactions and balances

     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(5)  FIXED ASSETS

     Fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the assets (for the case of fixed assets acquired by the Company from the Predecessor during the Restructuring, based on amounts of valuation determined in the Restructuring as deemed costs) and other costs incurred to bring the assets into existing use.

     Subsequent to the initial recognition, fixed assets are stated at cost or valuation less accumulated depreciation and impairment losses. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where there has been a material change. Any accumulated depreciation at the date of revaluation is restated proportionately with the change in the gross carrying amount of the assets so that the carrying amounts of the assets after revaluation are equal to their revalued amounts. Increases in the carrying amount arising from revaluation of fixed assets are credited to the shareholders' equity as revaluation surplus. Decreases that offset previous increases of the same asset are charged against reserves directly in equity; all other decreases are charged to the income statement. In each year, the difference between depreciation determined based on the revalued carrying amount of the assets charged to the income statement and the depreciation determined based on the assets' original cost is transferred from the revaluation surplus to retained earnings.

     Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

     Depreciation is calculated using the straight-line method to write off the cost or revalued amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(5)  FIXED ASSETS

Buildings                               25 to 40 years
Leasehold improvements                  over the lease terms
Track, bridges and service roads        55 to 100 years
Locomotives and rolling stock           20 years
Communications and signalling systems   8 to 20 years
Other machinery and equipment           7 to 25 years

     The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

     Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (Note 2(8)).

     Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the income statement. When revalued assets are sold, the amounts included in reserves are transferred to retained earnings.

(6)  CONSTRUCTION-IN-PROGRESS

     Construction-in-progress represents plant and facilities, including railroad stations and maintenance facilities under construction and machinery pending for installation. Construction in progress is stated at cost which includes all expenditures and other direct costs, site restoration costs, prepayments and deposits attributable to the installation and interest charges arising from borrowings used to finance the installation during the installation period. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

(7)  LEASEHOLD LAND PAYMENTS

     All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain land for its rail line, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method.

(8)  IMPAIRMENT OF NON-FINANCIAL ASSETS

     Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(9)  FINANCIAL ASSETS

     The Group classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

     (a) Financial assets at fair value through profit or loss

     This category has two sub-categories: 'financial assets held for trading', and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

     (b) Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as 'trade receivables' and "prepayments and other receivables" in the balance sheet.

     (c) Available-for-sale financial assets

     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

     Regular purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(9)  FINANCIAL ASSETS (CONT'D)

     (c)  Available-for-sale financial assets (Cont'd)

     A gain or loss on an available-for-sale financial assets is recognized directly in equity, through the statement of changes in equity, until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognized in profit or loss.

     The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of receivables is described in Note 2(12).

(10) DEFERRED STAFF COSTS

     The Group implemented a scheme (the "Scheme") for the sales of staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the "Benefits"), which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is the estimated remaining average service period of the employees participating in the Scheme. Upon the sales of these staff quarters to the employees, the Benefits incurred were recorded as deferred staff costs and the balance is amortised over the estimated remaining service period of the employees participating in the Scheme.

     At each balance sheet date, the Group assesses whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indications exist, an analysis is performed to assess whether the carrying amount of the deferred staff costs are fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

(11) MATERIALS AND SUPPLIES

     Materials and supplies consist mainly of items for repair and maintenance of rail-line tracks, and are stated at lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are expensed when used, or capitalized as fixed assets when installed, as appropriate. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(12) RECEIVABLES

     Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial re-organisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

(13) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash in hand, deposits held at call with banks, and deposits placed with deposit centre operated by MOR which is licensed to undertake deposits by the PRC financial authorities, other short-term highly liquid investments with original maturities of three months or less.

(14) DEFERRED INCOME TAX

     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

     Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

     Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(15) EMPLOYEE BENEFITS

     Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the staff. The government agency is responsible for the pension liabilities due to such staff upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate. See also Note 2 (10) above.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2.   PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(16) REVENUE RECOGNITION

     Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following basis:

     (a)  Rendering of services and sales of goods

     Railroad revenues are recognised when services are performed. Revenues from other businesses are mainly derived from the sales of food, beverages and other merchandise on board the trains and in the railway stations and revenues derived from operating restaurants in major railway stations. Sales on board the trains and in the railway stations are recognised upon delivery of the food items and merchandises, when the significant risks and rewards of ownership of these goods have been transferred to the buyers. Revenues derived from the operations of restaurants are recognised when services are rendered.

     (b)  Interest income

     Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

     (c)  Dividend income

     Dividend income is recognised when the right to receive payment is established

(17) GOVERNMENT GRANTS

     Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

(18) OPERATING LEASES

     Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(19) DIVIDEND DISTRIBUTION

     Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

3.   FINANCIAL RISK MANAGEMENT

     The Group's activities expose it to a variety of financial risks: currency risk, price risk, credit risk and interest rate risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

     (a)  Currency risk

     The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, the Group is required to pay dividends in HKD and USD in the future when dividends are declared.

     The Group had USD and HKD monetary assets as at 31 December 2005 and 2004 as stated below.

                                                      As at 31 December
                                       Currency     ---------------------
Monetary assets                      denomination      2004        2005
---------------                      ------------   ---------   ---------
                                                    (RMB'000)   (RMB'000)
Current assets
Short-term deposits with original
   maturities of over three months        USD        755,975     503,463
Cash and cash equivalents                 USD         95,612       9,049
Cash and cash equivalents                 HKD         89,883     110,195

     The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. The Group has not used any means to hedge the exposure to foreign exchange risk.

     On 21 July 2005, the PRC government announced that the RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with the USD on or after that day. As a result, RMB appreciated by approximately 2% as compared to USD based on the exchange rate announced on that day and the Group suffered exchange losses of approximately RMB21,761,000 as a result of such event. The losses were recorded as finance costs in the income statement for the year ended 31 December 2005.

     The directors believe that interest income derived from deposits denominated in foreign currencies will partially offset the Group's exposure to currency risk (see 3(e) for details).

     (b)  Price risk

     The Group is exposed to equity securities price risk because of investments held by the Group and classified on the consolidated balance sheet either as available-for-sale or at fair value through profit or loss. However, the amounts involved are not significant and management of the Company believes that the exposure is not material.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

3    FINANCIAL RISK MANAGEMENT (CONT'D)

     (c)  Credit risk

     The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and due from related parties represent the Group's maximum exposure to credit risk in relation to financial assets.

     Cash and short term liquid investments are placed with reputable banks and deposit taking centres operated by MOR (see Notes 18 and 30(b) for details), no significant credit risk is expected.

     The majority of the Group's accounts receivable balance relate to the rendering of services or sales of products to third party customers. The Group's other receivable balances mainly arise from services other than the main railway transportation services. The Group performs ongoing credit evaluations of its customers/debtors' financial condition and generally does not require collaterals from the customers/debtors' account on the outstanding balances. Based on the expected realisability and the timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management's expectation.

     No other financial assets carry a significant exposure to credit risk.

     (d)  Liquidity risk

     Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents to meet its current use in operations. Management aims to maintain flexibility in funding by keeping committed credit lines available. In addition, the Company is undergoing an A share initial public offering (see Note 19).

     (e)  Interest rate risk

     As the Group has no significant interest-bearing assets (except for short term deposits placed with banks and deposit centre of MOR and the restricted cash balance, the weighted average effective interest rate on deposits was 3% per annum) and liabilities, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The directors believe that Group's exposure to interest rate risk of financial assets and liabilities as of 31 December 2005 was minimal since their deviation from their respective fair values was not significant.

     Due to the fact the interest rates for deposits denominated in foreign currencies are higher than that of RMB in China, the interest income so derived from these deposits had partially offset the Group's exchange losses of approximately RMB8,260,000 for year ended 31 December 2005.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

     (a)  Critical accounting estimates and assumptions

     The critical accounting estimates and assumptions involved in the preparation of the IFRS Financial Statements include the estimates of the values of fixed assets recorded under the revaluation model, the depreciable lives of fixed assets and the expected service period of employees who have participated in the Scheme for the provision of Benefits mentioned in Note 2(10).

     The estimate of the values of the fixed assets was made by the directors of the Company as disclosed in Note 6. The estimate of depreciable lives of fixed assets was made by the directors with reference to the established industry practices, technical assessments made on the durability of the fixed asset items, as well as the historical magnitudes and the trend of repair, maintenance and replacement costs incurred by the Group. The estimate of expected service period of employees was made by the directors based on the average age of employees who have joined the Scheme and the historical attrition rate of employees.

     (b)  Estimated impairment of non-financial assets

     The Group tests annually, or when there is any triggering event, whether non-financial assets, mainly including fixed assets, leasehold land payments and investment in associates have suffered any impairment, in accordance with the accounting policy stated in Note 2(8). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

     For the impairment assessment made on fixed assets and leasehold land payments, the critical estimates made by management include the expected growth in unit service charges and future business volume growth, which are projected to be maintained at the prevailing 2005 level over the estimated remaining useful lives of the assets. For the impairment assessment made on the realisability of its investment made in an associate, Guangzhou Tiecheng Enterprise Company, please refer to Note 10 for details.

     (c)  Fair value of other financial instruments

     The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The Group has used discounted cash flow analysis for various available-for-sale financial assets that were not traded in active markets.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

5.   SEGMENT INFORMATION

     (a)  Primary reporting format - business segments

     As of 31 December 2005, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations (see Note 1). These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies in Note 2(3). The Group evaluates performance based on profit from operations.

     Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets, deferred staff costs, prepayments and other receivables, short-term deposits and cash and cash equivalents, excluding interests in associates and deferred tax assets. Segment liabilities primarily consists of trade payable, payables for construction-in-progress, due to related parties and accruals and other payables, excluding taxes payable and deferred tax liability. Capital expenditure comprises additions to fixed assets (see Note 6), construction-in-progress (see Note 7) and prepayment for fixed assets.

     Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

5.   SEGMENT INFORMATION (CONT'D)

(a)  Primary reporting format - business segments (Cont'd)

     An analysis by business segment is as follows:

                                                      Railroad businesses              Other businesses
                                              ----------------------------------  -------------------------
                                                 2005        2004        2003       2005     2004     2003
                                              ----------  ----------  ----------  -------  -------  -------
                                                RMB'000     RMB'000     RMB'000   RMB'000  RMB'000  RMB'000
Revenues
- External                                     3,099,466   2,871,478   2,316,586  177,462  166,671  151,596
- Inter-segment                                       --          --          --  159,503   58,727   52,172
                                              ----------  ----------  ----------  -------  -------  -------
                                               3,099,466   2,871,478   2,316,586  336,965  225,398  203,768
                                              ==========  ==========  ==========  =======  =======  =======
Other (loss)/ income                              45,408      47,025      46,158    3,097    1,168    1,183
SEGMENT RESULT                                   769,093     676,682     606,889   (9,788)   1,684    3,165
Finance costs                                         --          --          --       --       --       --
Share of results of associates                   (19,949)    (12,119)     (2,508)      --       --       --
Income tax expense                                    --          --          --       --       --       --

PROFIT FOR THE YEAR

OTHER INFORMATION
Segment assets                                12,381,918  11,046,722  10,082,637  218,545  215,577  844,668
Interest in associates                           108,000     128,346     140,494       --       --       --
Deferred tax assets                                   --          --          --       --       --       --

TOTAL ASSETS

SEGMENT LIABILITIES                            1,789,264     757,510     429,123  115,388  103,477  220,620
TAXES PAYABLE                                         --          --          --       --       --       --
DEFERRED TAX LIABILITY

TOTAL LIABILITIES

CAPITAL EXPENDITURE                            2,248,976     315,035     298,890    9,335   11,477    7,103

Non-cash expenses
   - DEPRECIATION                                325,582     334,501     290,014    2,773    1,588    1,639
   - Amortisation of leasehold land payments      15,581      15,704      15,602       --       --       --
   - Provision for doubtful accounts               8,550      18,668         123    1,190       82       49
   - Amortisation of deferred staff costs         15,090      15,092      15,092       --       --       --


                                                      Unallocated                 Elimination
                                              --------------------------  --------------------------
                                                2005      2004     2003     2005      2004     2003
                                              --------  -------  -------  --------  -------  -------
                                               RMB'000  RMB'000  RMB'000   RMB'000  RMB'000  RMB'000
Revenues
- External                                          --       --       --        --       --       --
- Inter-segment                                     --       --       --  (159,503) (58,727) (52,172)
                                              --------  -------  -------  --------  -------  -------
                                                    --       --       --  (159,503) (58,727) (52,172)
                                              ========  =======  =======  ========  =======  =======
Other (loss)/ income                                --       --       --        --       --       --
SEGMENT RESULT                                      --       --       --        --       --       --
Finance costs                                  (22,738)  (1,136)  (2,468)       --       --       --
Share of results of associates                      --        -       --        --       --       --
Income tax expense                            (104,248) (98,373) (93,348)       --       --       --

PROFIT FOR THE YEAR

OTHER INFORMATION
Segment assets                                      --       --       --        --       --       --
Interest in associates                              --       --       --        --       --       --
Deferred tax assets                             35,990   18,406    6,154        --       --       --

TOTAL ASSETS

SEGMENT LIABILITIES                                 --       --       --        --       --       --
TAXES PAYABLE                                  102,155   75,878   49,494        --       --       --
DEFERRED TAX LIABILITY                           4,830       --       --        --       --       --

TOTAL LIABILITIES

CAPITAL EXPENDITURE                                 --       --       --        --       --       --

Non-cash expenses
   - DEPRECIATION                                   --       --       --        --       --       --
   - Amortisation of leasehold land payments        --       --       --        --       --       --
   - Provision for doubtful accounts                --       --       --        --       --       --
   - Amortisation of deferred staff costs           --       --       --        --       --       --


                                                             Total
                                              ----------------------------------
                                                 2005        2004        2003
                                              ----------  ----------  ----------
                                                RMB'000     RMB'000     RMB'000
Revenues
- External                                     3,276,928   3,038,149   2,468,182
- Inter-segment                                       --          --          --
                                              ----------  ----------  ----------
                                               3,276,928   3,038,149   2,468,182
                                              ==========  ==========  ==========
Other (loss)/ income                              48,505      48,193      47,341
SEGMENT RESULT                                   759,305     678,366     610,054
Finance costs                                    (22,738)     (1,136)     (2,468)
Share of results of associates                   (19,949)    (12,119)     (2,508)
Income tax expense                              (104,248)    (98,373)    (93,348)
                                              ----------  ----------  ----------
PROFIT FOR THE YEAR                              612,370     566,378     511,730
                                              ======================  ==========
OTHER INFORMATION
Segment assets                                12,600,463  11,262,299  10,927,305
Interest in associates                           108,000     128,346     140,494
Deferred tax assets                               35,990      18,406       6,154
                                              ----------  ----------  ----------
TOTAL ASSETS                                  12,744,453  11,409,051  11,073,953
                                              ==========  ==========  ==========
SEGMENT LIABILITIES                            1,904,652     860,987     649,743
TAXES PAYABLE                                    102,155      75,878      49,494
DEFERRED TAX LIABILITY                             4,830          --          --
                                              ----------  ----------  ----------
TOTAL LIABILITIES                              2,011,637     936,865     699,237
                                              ==========  ==========  ==========
CAPITAL EXPENDITURE                            2,258,311     326,512     305,993
                                              ==========  ==========  ==========
Non-cash expenses
   - DEPRECIATION                                328,355     336,089     291,653
   - Amortisation of leasehold land payments      15,581      15,704      15,602
   - Provision for doubtful accounts               9,740      18,750         172
   - Amortisation of deferred staff costs         15,090      15,092      15,092
                                              ==========  ==========  ==========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

5.   SEGMENT INFORMATION (CONT'D)

(b)  Secondary reporting format - geographical segments

     For the year ended 31 December 2005 (2004 and 2003 - same), all of the Group's business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

6.   FIXED ASSETS

                                                           Tracks,
                                                           bridges    Locomotives                      Other
                                                             and          and       Communications   machinery
                                            Leasehold      service      rolling     and signalling      and
                              Buildings   improvements      roads        stock         systems       equipment      Total
                              ---------   ------------   ----------   -----------   --------------   ---------   ----------
                               RMB'000       RMB'000       RMB'000      RMB'000         RMB'000       RMB'000      RMB'000
AT 1 JANUARY 2004
Cost or valuation             1,887,368      38,500       4,315,705    1,042,892        300,078      1,969,338    9,553,881
Accumulated depreciation       (429,670)    (21,175)     (1,064,797)    (299,524)      (208,687)      (561,880)  (2,585,733)
Impairment                           --          --              --      (14,284)            --           (986)     (15,270)
                              ---------     -------      ----------    ---------       --------      ---------   ----------
Net book amount               1,457,698      17,325       3,250,908      729,084         91,391      1,406,472    6,952,878
                              =========     =======      ==========    =========       ========      =========   ==========
YEAR ENDED 31 DECEMBER 2004
Opening net book amount       1,457,698      17,325       3,250,908      729,084         91,391      1,406,472    6,952,878
Additions                        22,644          --              --       15,232          3,379            355       41,610
Transfer from
  Construction-in-progress      229,261          --          26,851           --         17,905         55,965      329,982
Reclassifications *             162,527          --         (21,955)          --         21,215       (161,787)          --
Disposals                       (13,301)         --            (360)          --            (12)        (1,429)     (15,102)
Depreciation charges            (75,363)     (7,700)        (51,103)     (44,126)       (35,609)      (122,188)    (336,089)
                              ---------     -------      ----------    ---------       --------      ---------   ----------
Closing net book amount       1,783,466       9,625       3,204,341      700,190         98,269      1,177,388    6,973,279
                              =========     =======      ==========    =========       ========      =========   ==========
AT 31 DECEMBER 2004
Cost or valuation             2,295,810      38,500       4,317,078    1,058,124        342,094      1,835,480    9,887,086
Accumulated depreciation       (512,344)    (28,875)     (1,112,737)    (343,650)      (243,825)      (657,081)  (2,898,512)
Impairment                           --          --              --      (14,284)            --         (1,011)     (15,295)
                              ---------     -------      ----------    ---------       --------      ---------   ----------
Net book amount               1,783,466       9,625       3,204,341      700,190         98,269      1,177,388    6,973,279
                              =========     =======      ==========    =========       ========      =========   ==========
REPRESENTING:
At cost                         457,122      38,500         187,339       37,781         68,116        325,136    1,113,994
At valuation                  1,838,688          --       4,129,739    1,020,343        273,978      1,510,344    8,773,092
                              ---------     -------      ----------    ---------       --------      ---------   ----------
                              2,295,810      38,500       4,317,078    1,058,124        342,094      1,835,480    9,887,086
                              =========     =======      ==========    =========       ========      =========   ==========
YEAR ENDED 31 DECEMBER 2005
Opening net book amount       1,783,466       9,625       3,204,341      700,190         98,269      1,177,388    6,973,279
Additions **                    145,981          --          65,069       28,896          1,326         39,760      281,032
Transfer from
  Construction-in-progress      388,217          --           2,700        3,301         14,556        121,520      530,294
Reclassifications               (87,677)         --          87,806           --             14           (143)          --
Disposals                       (23,250)         --         (31,795)          --           (853)        (8,845)     (64,743)
Depreciation charges            (32,668)     (7,700)        (92,783)     (47,380)       (21,712)      (126,112)    (328,355)
                              ---------     -------      ----------    ---------       --------      ---------   ----------
Closing net book amount       2,174,069       1,925       3,235,338      685,007         91,600      1,203,568    7,391,507
                              =========     =======      ==========    =========       ========      =========   ==========
AT 31 DECEMBER 2005
Cost or valuation             2,705,859      38,500       4,436,935    1,090,321        355,368      1,953,418   10,580,401
Accumulated depreciation       (531,790)    (36,575)     (1,201,597)    (391,030)      (263,768)      (748,887)  (3,173,647)
Impairment                           --          --              --      (14,284)            --           (963)     (15,247)
                              ---------     -------      ----------    ---------       --------      ---------   ----------
Net book amount               2,174,069       1,925       3,235,338      685,007         91,600      1,203,568    7,391,507
                              =========     =======      ==========    =========       ========      =========   ==========
REPRESENTING:
At cost                         763,464      38,500         342,914       69,978         84,048        486,416    1,785,320
At valuation                  1,942,395          --       4,094,021    1,020,343        271,320      1,467,002    8,795,081
                              ---------     -------      ----------    ---------       --------      ---------   ----------
                              2,705,859      38,500       4,436,935    1,090,321        355,368      1,953,418   10,580,401
                              =========     =======      ==========    =========       ========      =========   ==========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

6.   FIXED ASSETS (CONT'D)

* During the year ended 31 December 2004, the directors of the Company reclassified certain fixed assets from one category to another based on the results of the assessment reports issued upon the completion of construction of certain projects. Accordingly, the carrying amounts of the fixed assets being reclassified have to be depreciated over their remaining useful lives under the respective new categories.

** As described in Note a of the consolidated statement of changes in equity, the Company recorded an adjustment on the carrying value of fixed assets and the share premium account amounting to RMB140,000,000. Such adjustment was included in the current year additions.

     On 6 March 1996, the fixed assets of the Group were revalued by Vigers Hong Kong Limited (the "Valuer"), a qualified independent valuer in Hong Kong, using the replacement cost approach and open market value approach. The replacement cost approach considers the costs to be incurred in order to replace the assets appraised with similar brand new assets and they include the estimated purchase price, delivery charges and related installation costs. The purchase price is determined based on the estimated open market value. The Valuer also assumed that the assets would be continued to be used in the then existing operations of the Group and had not considered any alternative uses. The total revalued amount of the assets determined based on that valuation was RMB5,318,202,000 and resulted in a revaluation surplus amounting to approximately RMB1,492,185,000 ("Revaluation Surplus") being recorded by the Group as of 6 March 1996 as part of the deemed costs of its fixed assets. Additional depreciation charges have also been provided on the Revaluation Surplus from that date onwards. Upon the Restructuring of the Company, the Revaluation Surplus was capitalised as ordinary shares of the Company allotted to the Parent Company.

     On 30 September 2002, the fixed assets were revalued again by Pan-China (Schinda) Certified Public Accountants, a qualified independent valuer registered in the PRC, based on the replacement cost approach and open market value approach, wherever appropriate (the "2002 Valuation"). The 2002 Valuation did not result in any material revaluation surplus or deficit.

     During 2005, the directors of the Company had undertaken a review based on the 2002 Valuation results and the relevant changes in market values of the assets and concluded that the fixed assets balance as at 31 December 2005 approximate their fair values (2004 - same).

     Had the fixed assets been carried at cost less accumulated depreciation and impairment, the carrying amounts of the fixed assets of the Group would have been as follows:

                                             2004         2005
                                          ----------   ----------
                                            RMB'000      RMB'000
Cost                                       8,394,901    8,737,100
Accumulated depreciation and impairment   (2,151,588)  (2,390,278)
                                          ----------   ----------
Net book amount                            6,243,313    6,346,822
                                          ==========   ==========

     As at 31 December 2005, ownership certificates of certain buildings ("Building Ownership Certificates") of the Group with an aggregate carrying value of approximately RMB1,297,947,000 (2004: RMB1,529,978,000) had not
     been obtained by the Group. After consultation made with the Company's legal counsel, the directors of the Company

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

     consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group. Accordingly, no provision for fixed assets impairment was considered necessary.

6.   FIXED ASSETS (CONT'D)

     In addition, pursuant to Caishui [2004] No.36 and Caishui [2003] No.149 issued by MOF and the State Administration of Taxation, the Group is exempt from certain real estate taxes on its properties amounting to approximately RMB15,000,000 for the year ended 31 December 2005 (2004: approximately RMB14,000,000). The grant of such exemption is subject to the acknowledgement of relevant authorities that the Company is a transportation company controlled by MOR. Subsequent to year end on 8 March 2006, the Company obtained such formal approval from the authorities. Accordingly, no real estate taxes were accrued for in the Financial Statements.

7.   CONSTRUCTION-IN-PROGRESS

                             2004        2005
                           --------   ---------
                            RMB'000    RMB'000
At 1 January                390,393     345,313
Additions                   284,902   1,634,339
Transfer to fixed assets   (329,982)   (530,294)
                           --------   ---------
At 31 December              345,313   1,449,358
                           ========   =========

     As of 31 December 2005, no interest expenses had been capitalised in the construction-in-progress balance since the Group had no borrowings.

8.   LEASEHOLD LAND PAYMENTS

                               RMB'000
                              --------
AT 1 JANUARY 2004
Cost                           770,774
Accumulated amortisation      (118,691)
                              --------
Net book amount                652,083
                              ========

YEAR ENDED 31 DECEMBER 2004
Opening net book amount        652,083
Disposals                           --
Amortisation charges           (15,704)
                              --------
Closing net book amount        636,379
                              ========

AT 31 DECEMBER 2004
Cost                           770,774
Accumulated amortization      (134,395)
                              --------
Net book amount                636,379
                              ========

YEAR ENDED 31 DECEMBER 2005
Opening net book amount        636,379
Amortisation charges           (15,581)
                              --------
Closing net book amount        620,798
                              ========

AT 31 DECEMBER 2005
Cost                           770,774
Accumulated amortization      (149,976)
                              --------
Net book amount                620,798
                              ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

8.   LEASEHOLD LAND PAYMENTS (CONT'D)

     As at 31 December 2005, land use right certificates ("Land Certificates") of certain parcels of land of the Group with an aggregate area of approximately 3,450,962 square meters (2004: 7,372,000 square meters) had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group. Accordingly, no provision for impairment was considered necessary.

9.   INTERESTS IN SUBSIDIARIES

     As of 31 December 2005, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated / established and are operating in the PRC:

                                                            Percentage
                                                            of equity
                                                             interest
                                            Date of        attributable
                                         incorporation/       to the
Name of the entity                       establishment        Company     Paid-in capital     Principal activities
------------------                     -----------------   ------------   ---------------   ------------------------
DIRECTLY HELD BY THE COMPANY
Shenzhen Guangshen Railway Civil       1 March 1984            100%       RMB55,000,000     Construction of
   Engineering Company ("Guangshen                                                             railroad properties
   Railway Civil Engineering")**
Shenzhen Fu Yuan Enterprise            1 November 1991         100%       RMB18,500,000      Hotel management
   Development Company
Shenzhen Guangshen Railway Travel      16 August 1995          100%       RMB2,400,000      Travel agency
   Service Ltd.
Shenzhen Jing Ming Industrial &        18 January 1994         100%       RMB2,110,000      Maintenance of water
   Commercial Company Limited                                                                  and electrical
                                                                                               equipment
Shenzhen Jian Kai Trade Company *      6 December 1993         100%       RMB2,000,000      Construction
                                                                                               materials trading
Shenzhen Railway Station Passenger     18 December 1986        100%       RMB1,500,000      Catering services and
   Services Company                                                                         sales of merchandise
Guangzhou East Station Dongqun Trade   23 November 1992        100%       RMB1,020,000      Sales of merchandise
   and Commerce Service Company
Shenzhen Railway Station Travel        1 January 1990           75%       RMB2,129,400      Catering services and
   Service Company                                                                             sales of merchandise
Shenzhen Longgang Pinghu Qun Yi        11 September 1993        55%       RMB10,000,000     Cargo loading and
   Railway Store Loading and                                                                   unloading,
   Unloading Company                                                                           warehousing, freight
                                                                                               transportation
Dongguan Changsheng Enterprise         22 May 1992              51%       RMB38,000,000     Warehousing
   Company

INDIRECTLY HELD BY THE COMPANY
Shenzhen Railway Property Management   13 November 2001        100%       RMB3,000,000      Property management
   Company Limited
Shenzhen Nantie Construction           8 May 1995              100%       RMB2,000,000      Supervision of
   Supervision Company                                                                         construction projects
Shenzhen Guangshen Railway Economic    7 March 2002            100%       RMB2,000,000      Culinary management
   and Trade Enterprise Company
Shenzhen Yuezheng Enterprise Company   24 June 1996            100%       RMB1,000,000      Freight transport
   Limited                                                                                     agency, cargo loading
                                                                                               and unloading,
                                                                                               warehousing
Shenzhen Road Multi-modal              17 March 1994            60%       RMB1,000,000      Freight transportation
   Transportation Company Limited

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

* A public announcement was made that the subsidiary had to be put under liquidation on 20 May 2005 and the formal liquidation process also commenced on that date. As at 31 December 2005, the relevant legal procedures had not been completed but the directors consider that the impact of the liquidation process did not bear any material impact on the Financial Statements as a whole.

** On 13 June 2006, the Company entered into an equity transfer agreement with Guangzhou Railway Economic and Technological Development General Company ("Guangzhou Railway General Company"), a related party, pursuant to which, the Company transferred 51% of the equity interest held in Guangshen Railway Civil Engineering to Guangzhou Railway General Company. After the completion of such transfer, the equity interest of the Company held in Guangshen Railway Civil Engineering will decrease from 100% to 49% and it will become an associate of the Company.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

10.  INTERESTS IN ASSOCIATES

                                             2004      2005
                                           -------   -------
                                           RMB'000   RMB'000
Share of net assets                        157,527   137,578
Less: provision for impairment in value*   (29,689)  (29,689)
                                           -------   -------
Interest in associates, net                127,838   107,889
Due from associates                         12,820    12,423
Less: provision for doubtful accounts**    (12,312)  (12,312)
                                           -------   -------
                                               508       111
                                           -------   -------
                                           128,346   108,000
                                           =======   =======

     The movement of interest in associates during the year is as follows:

                               2004      2005
                             -------   -------
                             RMB'000   RMB'000
Beginning of the year        139,957   127,838
Share of results after tax   (12,119)  (19,949)
                             -------   -------
End of the year              127,838   107,889
                             =======   =======

* The provision at the Group level as at 31 December 2005 represents the provision for full impairment losses incurred in the share of net assets of Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") at approximately RMB29,700,000, which was made in prior years (the "Zengcheng Lihua Provision"). The provision balance at the Company level as at 31 December 2005 include the Zengcheng Lihua Provision and a provision for impairment loss of the Company's investment in Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng") amounting to approximately RMB36,000,000, representing the cumulative equity share of the losses incurred by Tiecheng to 31 December 2005.

** The provision for doubtful accounts represents a full impairment loss provision against a receivable balance due from Zengcheng Lihua of approximately RMB12,300,000, which was made in prior years.

     As of 31 December 2005, the Group had direct or indirect interests in the following companies which were incorporated / established and are operating in the PRC:

                                                             Percentage
                                                             of equity
                                                              interest        Registered
                                             Date of        attributable       capital
                                          incorporation/       to the         amount of
Name of the entity                        establishment        Company      the associate        Principal activities
------------------                      -----------------   ------------   ---------------       --------------------
DIRECTLY HELD BY THE COMPANY
Tiecheng (Note a)                       2 May 1995                49%      RMB245,000,000    Properties management and
                                                                                                trading of merchandise
Zengcheng Lihua                         30 July 1992              27%      RMB100,000,000    Real estate construction,
                                                                                                provision of warehousing,
                                                                                                cargo uploading and
                                                                                                unloading services
Guangzhou Tielian Economy Development   27 December 1994          34%      RMB1,000,000      Warehousing and freight
   Company Limited ("Tielian")                                                                  transport agency services

INDIRECTLY HELD BY THE COMPANY
Guangzhou Huangpu Yuehua Freight        20 July 1990            33.3%      RMB6,610,000      Cargo loading and
   Transportation Joint Venture                                                                 unloading, warehousing,
   Company Limited                                                                              freight transport agency
                                                                                                services

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

10.  INTERESTS IN ASSOCIATES (CONT'D)

     The Group's share of the results with its percentage ownership of its principal associates, and its share of the assets are as follows:

            Assets   Liabilities   Revenues   Profit/(Loss)
           -------   -----------   --------   -------------
           RMB'000     RMB'000      RMB'000      RMB'000
2004
Tiecheng   178,897      55,061       3,632       (12,165)
Tielian      3,613         448       1,170            46
           -------      ------       -----       -------
           182,510      55,509       4,802       (12,119)
           =======      ======       =====       =======
2005
Tiecheng   152,499      48,648       2,534       (19,979)
Tielian      3,488         287       1,253            30
           -------      ------       -----       -------
           155,987      48,935       3,787       (19,949)
           =======      ======       =====       =======

     Note a:

     As indicated above, the carrying amount of the Company's investment in Tiecheng was approximately RMB103,851,000 as at 31 December 2005.

     In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou in order to develop certain properties near a railway station operated by the Group. On 27 October 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party (the "Creditor").

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. As Guangdong Guancheng failed to settle the payables, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made on 4 November 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been further impaired.

     On 15 December 2003, the People's High Court of Guangdong Province (the "High Court") accepted Guangzhou Guantian's application for a re-trial to discharge its obligation under the aforesaid guarantee. As a necessary step for the High Court to decide whether there should be a re-trial, a hearing was held on 18 March 2004. In October 2005, the High Court received an order from the People's Supreme Court of Guangdong Province to launch a re-trial and certain preparatory procedures were undertaken by the High Court in December 2005. Nevertheless, the date of the re-trial has not been fixed. After consultation made with an independent legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Accordingly, the directors consider that, as of the date of approval of the Financial Statements, the possibility that Guangzhou Guantian would be required to settle the above claim is remote, and no provision for impairment loss of the Company's interest in Tiecheng had to be made in the Financial Statements. In addition, in order to avoid any monetary losses that the Company may suffer arising from the litigation, the Company has obtained a letter of undertaking issued by the Parent Company dated 14 December 2004, whereby the Parent Company has undertaken to adopt relevant procedures and actions so that the investment interests of the Company in Tiecheng will not be affected by the litigation.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

11.  AVAILABLE-FOR-SALE INVESTMENTS

                          2004      2005
                        -------   --------
                        RMB'000    RMB'000
Beginning of the year   167,962    167,962
Disposals (Note a)           --   (121,854)
                        -------   --------
End of the year         167,962     46,108
                        =======   ========

     Note a:

     Pursuant to an instruction, Tiezhengfa (2004) No. 6, jointly issued by the MOR and the State-owned Assets Supervision and Administration Committee of the State Council of the PRC, the Company was required to dispose of its equity investment made in China Railway Communication Company Limited ("China Railcom"), which is a subsidiary of MOR, to the authorities at the original cost of the investment incurred by the Company at approximately RMB121,854,000, resulting in no net gain or loss to the Company. The Parent Company was responsible for making settlement to the Company for the disposal on behalf of the authorities. As at 31 December 2005, the transfer procedures of the investment had been completed and the Company had also received a partial settlement of the consideration amounting to RMB62,700,000 from the Parent Company. The remaining balance of approximately RMB59,154,000 had been recorded as an amount due from related party in the Financial Statements. (See also Note 33(b) and (c) ).

     The Company's ownership in the equity interests in each of the respective investee companies shown above is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market is available for these investments and their fair values cannot be reliably measured by alternative valuation methods. In accordance with the requirements under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As of 31 December 2005, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

12.  DEFERRED TAX ASSETS /LIABILITIES

     Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective companies affected.

                                            2004      2005
                                          -------   -------
                                          RMB'000   RMB'000
Deferred tax assets:
- Deferred tax asset to be recovered
   after more than 12 months               18,406   35,990
                                           ------   ------
Deferred tax liability:
- Deferred tax liability to crystallise
   after more than 12 months                   --   (4,830)
                                           ------   ------
                                           18,406   31,160
                                           ======   ======

     The gross movement on the deferred tax account is as follows:

                                    2004      2005
                                  -------   -------
                                  RMB'000   RMB'000
Beginning of the year               6,154    18,406
Tax charged to income statement    12,252    17,584
                                   ------    ------
End of the year                    18,406    35,990
                                   ======    ======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

12.  DEFERRED TAX ASSETS /LIABILITIES (CONT'D)

     The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

                                           At 1    Charged to     At 31    Charged to     At 31
                                         January   the income   December   the income   December
                                           2004     statement     2004      statement     2005
                                         -------   ----------   --------   ----------   --------
                                         RMB'000     RMB'000     RMB'000     RMB'000     RMB'000
DEFERRED TAX ASSETS:
Provision for doubtful debts                472       9,991      10,463       3,627      14,090
Impairment provision for fixed assets     2,946          --       2,946          --       2,946
Impairment provision for interests in
   associates                             2,227       2,226       4,453          --       4,453
Write-down of reclaimed track rails to
   realisable value                          --          --          --       5,776       5,776
Adjustments made to carrying values of
   fixed assets                              --          --          --       5,381       5,381
Others                                      509          35         544       2,800       3,344
                                          -----      ------      ------      ------      ------
                                          6,154      12,252      18,406      17,584      35,990
                                          =====      ======      ======      ======      ======

                                                       At 31        Charged to the        At 31
                                                   December 2004   income statement   December 2005
                                                   -------------   ----------------   -------------
                                                       RMB'000          RMB'000          RMB'000
DEFERRED TAX LIABILITIES:
Capitalisation of replacement costs of rail-line
   track assets                                          --              4,830            4,830
                                                        ===              =====            =====

13.  DEFERRED STAFF COSTS

                             2004      2005
                           -------   -------
                           RMB'000   RMB'000
AT 1 JANUARY
Cost                       226,369   226,369
Accumulated amortization   (60,366)  (75,458)
                           -------   -------
Net book amount            166,003   150,911
                           -------   -------
YEAR ENDED 31 DECEMBER
Opening net book amount    166,003   150,911
Amortization               (15,092)  (15,090)
                           -------   -------
Closing net book amount    150,911   135,821
                           =======   =======
AT 31 DECEMBER
Cost                       226,369   226,369
Accumulated amortization   (75,458)  (90,548)
                           -------   -------
Net book amount            150,911   135,821
                           =======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

14.  MATERIALS AND SUPPLIES

                                               2004      2005
                                             -------   -------
                                             RMB'000   RMB'000
Train compartment materials                   30,871    34,420
Reusable rail-line track materials             4,003     8,708
Track and track diversion joints materials     5,164     4,735
Construction materials                         4,887     4,579
Locomotive materials                           3,824     4,063
Electrical materials                           1,742     2,909
Others                                        10,111     5,539
                                              ------    ------
                                              60,602    64,953
                                              ======    ======

     The costs of materials and supplies consumed were recognised as 'operating expenses' amounting to approximately RMB387,151,000 (2004: RMB341,171,000). As of 31 December 2005, there were no inventories stated at net realisable value

15.  TRADE RECEIVABLES

                                          2004      2005
                                        -------   -------
                                        RMB'000   RMB'000
Trade receivables                       122,075   116,877
Less: Provision for doubtful accounts   (15,423)  (10,484)
                                        -------   -------
                                        106,652   106,393
                                        =======   =======

     Movement of provision for doubtful accounts was as below:

                                          2004      2005
                                        -------   -------
                                        RMB'000   RMB'000
At beginning of year                    15,959     15,423
Addition of provision during the year       --      6,684
Reversal during the year                  (536)   (11,623)
                                        ------    -------
At end of year                          15,423     10,484
                                        ======    =======

     The credit period of trade receivables is generally within one year. As at 31 December 2005 and 2004, the aging analysis of trade receivables was as follows:

                                   2004       2005
                                  -------   -------
                                    RMB       RMB
Within 1 year                      99,297   101,729
Over 1 year but within 2 years      7,332     4,645
Over 2 years but within 3 years        23        19
                                  -------   -------
                                  106,652   106,393
                                  =======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

     Concentrations of credit risk with respect to trade receivables are limited due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, management believes that there is no additional credit risk beyond the amount already provided for expected collection losses inherent in the Group's trade receivables.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

16.  PREPAYMENTS AND OTHER RECEIVABLES

                                            2004      2005
                                          -------   -------
                                          RMB'000   RMB'000
Other receivables                         211,068   211,969
Less: Provision for doubtful accounts *   (57,038)  (71,717)
                                          -------   -------
Other receivables, net                    154,030   140,252
Prepayments                                62,543    30,355
                                          -------   -------
                                          216,573   170,607
                                          =======   =======

* Included in the provision balance was an amount of approximately RMB31,365,000 which had been set up by the Company in prior years in order to provide against the potential recoverability losses associated with a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng"), at a principal of the same amount ("the Deposit"). The Company has been unable to recover the Deposit upon its maturity from Li Cheng and the Company then initiated several legal proceedings to enforce the recovery but without success. Accordingly, 50% of the outstanding balance had been provided for doubtful debts at approximately RMB15,817,500 in 2002. The remaining balance of the outstanding principal at approximately RMB15,817,500 was also provided for as doubtful debts in 2004.

     Movement of provision for doubtful accounts was as below:

                                          2004      2005
                                        -------   -------
                                        RMB'000   RMB'000
At beginning of year                     38,288   57,038
Addition of provision during the year    18,750   15,180
Reversal during the year                     --     (501)
                                         ------   ------
At end of year                           57,038   71,717
                                         ======   ======

     Other receivables mainly represent miscellaneous deposits and receivables arising from services other than the main railway transportation services undertaken by the Group. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

17.  RESTRICTED CASH

     Restricted cash represents the employees housing fund that the Company has set up pursuant to applicable government policies and regulations for the benefits of its employees and the Company administers on behalf of them. Such benefits are provided at 7% of the aggregate salaries of the employees residing in Guangzhou area or along the Guangzhou-Shenzhen rail-line route and at 13% of the aggregate salaries of the employees residing in Shenzhen area. The money was deposited in designated bank accounts under the names of the respective employees. The Company does not have any right to use the funds for purposes other than making housing welfare payments upon requests made from the respective employees.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

18.  SHORT-TERM DEPOSIT

     Short-term deposits with original maturities ranging from three months to one year are held for investment purpose and stated at amortised cost.

                                                                     2004       2005
                                                                  ---------   -------
                                                           Note    RMB'000    RMB'000
Time deposits with maturities over three months in banks    (a)   1,211,309   598,131
Time deposits with maturities over three months in the
   deposit-taking centre of MOR ("MOR Depositing-taking
   Centre")                                                 (b)     168,000   168,000
                                                                  ---------   -------
                                                                  1,379,309   766,131
                                                                  =========   =======

18.  SHORT-TERM DEPOSIT (CONT'D)

     (a) Time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB, Hong Kong dollars ("HK$"), and US dollars ("USD") (2004: RMB, HK$ and USD) with original maturities of six months placed with banks in the PRC. The annual interest rate of RMB deposits was 2.07% (2004: 1.71% to 2.07%); 1.2% (2004: 1.2%)
          for HK$ deposits; and LIBOR plus floating rate ranging from -0.2% to 0% (2004: LIBOR plus floating rate ranging from -0.2% to 0%) for USD deposits. Total interest income derived from these deposits amounted to approximately RMB7,968,000 for the year ended 31 December 2005 (2004: approximately RMB15,015,000).

     (b) Time deposits with maturities over three months were maintained in the MOR Deposit-taking Centre, which has been licensed by the People's Bank of China to engage in deposit taking activities in the PRC for companies under its control. The balances consist of short-term deposits denominated in RMB (2004: RMB) with original maturities of six months (2004: one year). The annual interest rate was 2.07% in 2005 (2004: 1.98%). Total interest income derived from these deposits amounted to approximately RMB2,885,000 (2004: approximately RMB3,098,000) for the year ended 31 December 2005 (see also Note 33(b)).

19.  SHARE CAPITAL

     As of 31 December, 2005, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

                                                             Percentage
                                     Number of    Nominal    of capital
                                       shares      value        stock
                                     ---------   ---------   ----------
                                        '000      RMB'000         %
Authorised, issued and fully paid:
   State-owned Domestic Shares       2,904,250   2,904,250       67%
   H Shares                          1,431,300   1,431,300       33%
                                     ---------   ---------      ---
                                     4,335,550   4,335,550      100%
                                     =========   =========      ===

     There was no movement in the Company's share capital during the year.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

     On 15 November 2004 the Company and Guangzhou Railway Group Yangcheng Railway Company (The "Vendor"), a wholly owned subsidiary of the Parent Company, have entered into an agreement (the "Acquisition Agreement") for the acquisition of the railway transportation business between the rail route of Guangzhou and Pingshi currently operated by the Vendor and the assets and liabilities relating to such business (the "Acquisition"). The consideration for the acquisition was determined to be RMB 10,264,120,700 (the "Consideration"), subject to confirmation obtained from the relevant PRC authorities and certain adjustments to be made according to the terms of the Acquisition Agreement.

     The Company intends to finance the payment of the Consideration with the proceeds of a public offering of its A shares to be issued with any shortfall being financed by internal resources and/or bank borrowings. The A shares so issued are intended to be listed on the Shanghai Stock Exchange of the PRC. In connection therewith, the Company applied to the relevant authorities in China for the issue and allotment of not more than 2.75 billion shares of A shares and submitted its application proposal relating to the offering to the China Securities Regulatory Commission (the "CSRC") on 31 December 2004 (the "A Share Offer").

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

19.  SHARE CAPITAL (CONT'D)

     In addition to the Acquisition Agreement, the Company has entered into various agreements in respect of leasing of equipment and provision of services with the Parent Company or the Vendor (the "Related Party Agreements"). Such agreements shall only be effective upon the completion of the acquisition and shall replace all the existing agreements of similar nature enacted among the parties (see Note 33(b) for details).

     On December 30, 2004, the Acquisition, the A Share Offer and the Related Party Agreements were approved by the shareholders of the Company in shareholders meetings. Such approval was further renewed in shareholders meetings held on 20 January 2006.

     The completion of the Acquisition Agreement is conditional upon the fulfilment of, among other things, the following remaining conditions: (1) the formal approval of the relevant authorities or bodies in relation to the A Share Issue being obtained; (2) the A Share Issue having completed and raised an amount of not less than 65% of the consideration; (3) the approval of the relevant government bodies responsible for the supervision and management of state owned assets in relation to the Vendor's proposal on disposal of state-owned assets being obtained; and (4) the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi being obtained.

     Save for condition (2) which can be waived by the Company, none of the above conditions can be waived. If the above conditions are not fulfilled within 2 years from the date of signing of the Acquisition Agreement on November 15, 2004, the Acquisition Agreement shall lapse and no party shall have any liability there under. In the event that any party rescinds the Acquisition Agreement for whatever reason after the A Share Issue has been completed, it is expected that the Company will retain the proceeds from the A Share Issue for the use of general working capital financing.

     As of the date of approval of the Financial Statements, none of the conditions in the Acquisition Agreement stated above had been fulfilled and accordingly, the Acquisition as well as the A Share Offer had not been completed. Professional costs specifically incurred for the transactions for the year amounting to approximately RMB27,007,000 (2004: RMB14,035,000) were presented as share issuance costs as a debit balance in the reserves of the Group.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

20.  RESERVES

     According to the provisions of the Articles of Association of the Company, the Company shall first set aside 10% of its profit attributable to shareholders after tax as indicated in the Company's statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% (as determined by the directors) of its profits for the statutory public welfare fund before making any distribution of the profit attributable to the shareholders in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

     When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

     The statutory public welfare fund is to be utilised for constructing or acquiring capital assets such as dormitories and other housing facilities for the employees of the Company and it cannot be used to pay for any other employee welfare expenses. Title of these capital assets constructed or acquired will be retained by the Company.

     The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

     In accordance with the provisions of the Articles of Association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lowest of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from the amounts reported in the statement of changes in shareholders' equity prepared under IFRS contained in the financial statements.

     As of December 31, 2005, the reserve of the Company available for distribution was approximately RMB723,823,000 (2004: approximately RMB686,489,000, as restated).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

21.  TRADE PAYABLES

     The aging analysis of trade payables was as follows:

                                                                2004      2005
                                                              -------   -------
                                                              RMB'000   RMB'000
Within 1 year                                                  36,502   114,651
Over 1 year but within 2 years                                    333     3,696
Over 2 years but within 3 years                                   301       360
                                                               ------   -------
                                                               37,136   118,707
                                                               ======   =======

22.  ACCRUALS AND OTHER PAYABLES

                                                                2004      2005
                                                              -------   -------
                                                              RMB'000   RMB'000
Advance for construction projects carried out for customers   127,411   113,038
Accrued expenses                                               74,173    23,941
Salary and welfare payables                                    24,257    17,872
Other payables *                                              213,647   357,069
                                                              -------   -------
                                                              439,488   511,920
                                                              =======   =======

* Other payables mainly represent the housing fund (mentioned in Note 17) which the Company managed on behalf of the employees and various miscellaneous payable balances and deposits received from others in the daily operations of the Group.

23.  PROFIT FROM OPERATIONS

     The following items have been (credited)/charged in arriving at profit before income tax:

                                                         2003      2004      2005
                                                       -------   -------   -------
                                                       RMB'000   RMB'000   RMB'000
Crediting
Interest income (including in other income)            (29,755)  (42,384)  (53,409)
Investment loss/(income) (including in other income,
   net)                                                 (7,897)   (3,273)    8,302
Charging
Employee benefits expenses (Note 24)                   436,286   639,284   640,925
Cost of materials and supplies                         329,670   341,171   387,151
Repair costs, excluding material and suppliers          89,640   216,294   263,415
Depreciation of fixed assets (Note 6)                  291,653   336,089   328,355
Loss on disposal of fixed assets                        16,935       234    26,508
Amortisation of leasehold land payments (Note 8)        15,602    15,704    15,581
Provision for doubtful accounts (Notes 15, 16)             172    18,750     9,740
Operating lease rentals of locomotive, machinery and
   equipment                                           173,950   168,645   168,875
Amortisation of deferred staff costs (Note 13)          15,092    15,092    15,090
Auditors' remuneration                                   3,300     3,200     3,400
                                                       =======   =======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

24.  EMPLOYEE BENEFIT EXPENSES

                                                    2003      2004      2005
                                                  -------   -------   -------
                                                  RMB'000   RMB'000   RMB'000
Wages and salaries                                214,502   282,980   302,508
Provision for staff welfare and bonus             163,006   255,644   270,623
Contributions to a defined contribution pension
    scheme (Note a)                                39,999    42,950    52,949
Medical and other employee benefits (Note b)       18,779    57,710    14,845
                                                  -------   -------   -------
                                                  436,286   639,284   640,925
                                                  =======   =======   =======

     (a) Pension scheme

     All the full-time employees of the Group were formerly covered by a defined-contribution pension scheme operated by the Parent Company pursuant to the provisions of a circular issued by the Parent Company dated 24 October 1995. The Group was required to pay to the Parent Company an amount equivalent to 19% of the basic salary and certain amounts of bonus payments of the employees as contributions made for their pension benefits. In another circular issued by the Parent Company dated 21 December 2000, the rate of contribution was revised to 18%. The Parent Company was to be held responsible to honour the retirement benefits of the employees.

     Since April 2002, the ultimate pension liability of the employees has come under the management of the local government authority. The central government of the PRC is responsible for all retirement benefits of the employees. For administrative purposes, the Group was required to continue to make contributions to the Parent Company for the employees' pension benefits during a transition period from April 2002 to November 2004, and the Parent Company in turn paid such contributions to the relevant government authority on behalf of the Company. From November 2004 onwards, the Group began to pay all the related contributions directly to the relevant government authority.

     (b) Medical and other employee benefits

     An one-off payment amounting to approximately RMB35,000,000 was made by the Group in the year ended 31 December 2004 for the settlement of medical insurance premiums for its employees in accordance with the implementation of a set of revised government policies. The pronouncement of the policies was made as a result of a reform of the PRC medical insurance system in that year.

25.  FINANCE COSTS

                                                       2003      2004      2005
                                                     -------   -------   -------
                                                     RMB'000   RMB'000   RMB'000
Interest expenses incurred for current account
   balances maintained with related parties wholly
   repayable within five years                        1,003       667        654
Bank charges                                            109       106        323
Net foreign exchange losses (Note 3(a))               1,356       363     21,761
                                                      -----     -----     ------
                                                      2,468     1,136     22,738
                                                      =====     =====     ======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

26.  INCOME TAX EXPENSE

     Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to such reduced income tax rate of 15% from that year onwards. Accordingly, the enacted income tax rate of the Company for the year ended 31 December 2005 was 15% (2004 - same).

     According to the relevant income tax laws of the PRC, the subsidiaries of the Group are subject to income tax rates of 15% or 33%, mainly depending on the places of incorporation/establishment.

     Up to the date of approval of the IFRS Financial Statements, the directors of the Company had not been informed of any changes in the enterprise income tax treatment applicable to the Group.

                                  2003      2004      2005
                                -------   -------   -------
                                RMB'000   RMB'000   RMB'000
Current income tax               91,925   110,625   121,832
Deferred income tax (Note 12)     1,423   (12,252)  (17,584)
                                 ------   -------   -------
                                 93,348    98,373   104,248
                                 ======   =======   =======

     The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

                                                              2003        2004       2005
                                                           ---------   ---------   -------
                                                            RMB'000     RMB'000    RMB'000
                                                           (Note 35)   (Note 35)
Profit before tax                                           605,078     665,111    716,618
Tax calculated at a statutory rate of 15% (2004: 15%)        90,761      99,767    107,493
Tax effect of expenses that are not deductible in
   determining taxable profit:
   Effect of different tax rates of certain subsidiaries        400       2,123      1,111
   Tax losses for which no deferred tax asset was
      recognised                                                 --       1,818      2,992
   Expenses not deductible for tax purposes                   2,187       4,069      3,211
   Differences in depreciation charges of fixed assets
      reported in the Statutory Financial Statements             --          --      1,733
   Provision of deferred tax for adjustments made to
      carrying values of fixed assets                            --          --    (12,292)
   Deferred tax benefits resulting from provision for
      doubtful debts                                             --      (9,404)        --
                                                            -------     -------    -------
Income tax expense                                           93,348      98,373    104,248
                                                            =======     =======    =======

     The weighted average applicable tax rate was 14.5% (2004: 14.8% and 2003:
     15.4%).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

27.  PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company for the year at approximately RMB599,569,000 (2004: RMB579,878,000, as restated).

28.  EARNINGS PER SHARE AND PER EQUIVALENT ADS

     The calculation of basic earnings per share and per equivalent ADS were based on the profit attributable to shareholders for the year attributable to ordinary shareholders of approximately RMB613,368,000 (2004:
     RMB567,484,000 and 2003: RMB511,762,000), divided by the weighted average number of ordinary shares and equivalent ADS outstanding during the year of 4,335,550,000 and 86,711,000 respectively (2004 and 2003: 4,335,550,000 and
     86,711,000 respectively). No diluted earnings per share and per equivalent ADS were presented as there were no dilutive potential ordinary shares as of year end.

29.  DIVIDENDS

                                                           2003      2004      2005
                                                         -------   -------   -------
                                                         RMB'000   RMB'000   RMB'000
Final, proposed, of RMB 0.12  (2004: RMB0.11 and 2003:
   RMB0.105) per ordinary share                          455,233   476,911   520,266
                                                         =======   =======   =======

     At a meeting of the directors held on 20 March 2006, the directors proposed a final dividend of RMB0.12 per ordinary share for the year ended 31 December 2005. This proposed dividend has not been reflected as a dividend payable in the Financial Statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

30.  CASHFLOW GENERATED FROM OPERATION

     (a) Reconciliation from profit attributable to shareholders to cash generated from operations:

                                                         2003       2004        2005
                                                       -------   ---------   ---------
                                                       RMB'000    RMB'000     RMB'000
Profit for the year                                    511,730     566,738     612,370
Adjustments for:
   Income tax expense                                   93,348      98,373     104,248
   Depreciation of fixed assets (Note 6)               291,653     336,089     328,355
   Amortisation of leasehold land payments (Note 8)     15,602      15,704      15,581
   Loss on disposal of fixed assets                     16,935         234      26,508
   Amortisation of deferred staff costs (Note 13)       15,092      15,092      15,090
   Share of losses of associates (Note 10)               2,508      12,119      19,949
   Provision for doubtful accounts (Note 15, 16)           172      18,750       9,740
   Interest expenses                                     2,359       1,030         654
   Interest income                                     (29,755)    (42,384)    (53,409)
                                                       -------   ---------   ---------
Operating profit before working capital changes        919,644   1,021,745   1,079,086
   (Increase)/decrease in trade receivables            (28,621)    (26,038)      5,198
   Increase in materials and supplies                   (4,587)    (21,910)     (4,351)
   Decrease in prepayments and other current assets     17,320       3,998      31,286
   Decrease in due from parent company                      --          --      43,518
   Decrease in due from related parties                 66,179     143,857      11,274
   Decrease in due from associates                          --          29         398
   (Decrease)/Increase in trade payables                (7,109)     21,647      81,571
   Decrease in due to parent company                   (13,821)    (12,613)    (24,617)
   (Decrease)/Increase in due to related parties       (37,594)     51,516     224,455
   (Decrease)/Increase in accrued expenses and other
      payables                                         (10,924)    139,619      23,707
                                                       -------   ---------   ---------
   Cash generated from operations                      900,487   1,321,850   1,471,525
                                                       =======   =========   =========

     (b) Analysis of the balance of cash and cash equivalents

                                                      2003        2004        2005
                                                   ---------   ---------   ---------
                                                    RMB'000     RMB'000     RMB'000
Cash at MOR Deposit-taking Centre (note i)           321,985     862,508     628,746
Cash at bank and in hand                             133,615      97,632     113,382
Short-term deposits with maturities no more than
   three months (note ii)                            822,133      84,489     370,000
                                                   ---------   ---------   ---------
Cash and cash equivalents                          1,277,733   1,044,629   1,112,128
                                                   =========   =========   =========

Note i: The amount of approximately RMB628,746,000 (2004: RMB862,508,000 and 2003: RMB321,985,000) was deposited with the MOR Deposit-taking Centre at an annual interest rate of 0.72% (2004 and 2003: 0.72%), which is commensurate with the prevailing interest rates offered by banks in the PRC.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

Note ii: Short term time deposits with maturities no more than three months consist of deposits denominated in RMB (2004: RMB and USD and 2003:
         RMB, USD and HK$). The effective interest rate of RMB deposits is 1.71% (2004 and 2003: 1.71%) while the effective interest rate of USD deposits was 2.73% in 2004 and ranged from 0.94% to 1.88% in 2003, the effective interest rate of HK$ deposits in 2003 ranged from 0.90% to 0.96%. These deposits have an average maturity of 90 days.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

31.  CONTINGENCY

     There were no significant contingent liabilities as at the date of approval of the Financial Statements.

32.  COMMITMENTS

     (a)  Capital commitments

     As of 31 December 2005, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                      2004       2005
                                    -------   ---------
                                    RMB'000    RMB'000
Authorised but not contracted for   451,500   3,985,253
                                    =======   =========
Contracted but not provided for     693,828   3,331,311
                                    =======   =========

     A substantial amount of these commitments is related to the construction of the fourth rail-line of the Company ("Fourth Rail-Line") and purchase of new locomotives.

     (b)  Operating lease commitments

     Total future minimum lease payments under non-cancelable operating leases were as follows:

                                                      2005      2004
                                                    -------   -------
                                                    RMB'000   RMB'000
Machinery and equipment
- not more than one year                             75,375   108,000
- more than one year but not more than five years        --    75,375
                                                     ------   -------
                                                     75,375   183,375
                                                     ======   =======

     (c)  Commitments under the Acquisition Agreement

     Please refer to Note 19 for details.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     The Company is controlled by the Parent Company, which is a subsidiary of MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. In accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than the Parent Company, MOR and fellow subsidiaries and associates, are also defined as related parties of the Company ("Other State-owned Companies").

     For the purpose of related party transactions disclosure, the Group has identified, to the extent practicable, those corporate customers and suppliers which are state-owned enterprises based on their immediate ownership structure. It should be noted, however, that substantially all of the Group's business activities are conducted in the PRC and the influence of the PRC government in the Chinese economy is pervasive. In this regard, the PRC government indirectly holds interests in many companies. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests. Such interests, however, would not be known to the Group and are not reflected in the disclosures below. In addition, a portion of the Group's services provided are of a retail nature to end users, which include transactions with the employees of state-owned enterprises on corporate business, their key management personnel and close family members. These transactions are carried out on normal commercial terms that are consistently applied to all customers. Due to the vast volume and the pervasiveness of these transactions, the Group is unable to determine the aggregate amount of these transactions for disclosure. Therefore, the revenue from provision of services disclosed below does not include retail transactions with these related parties. However, the Group believes that meaningful information relating to related party disclosures has been adequately disclosed.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS (CONT'D)

(a)  The Group had the following material related parties:

Name of related parties                                              Relationship with the Company
-----------------------                                              -----------------------------
HOLDING COMPANY AND FELLOW SUBSIDIARIES
Guangzhou Railway (Group) Company                                    Parent Company
Ministry of Railways ("MOR") of the PRC                              The ultimate Parent Company
Guangzhou Railway Group Yang Cheng Railway Company ("Yangcheng")     Subsidiary of the Parent Company
Guangmeishan Railway Company Limited ("Guangmeishan")                Subsidiary of the Parent Company
Guangzhou Railway (Group) Guangshen Railway Enterprise Development   Subsidiary of the Parent Company
   Company (the Predecessor as defined in Note 1, "GEDC")
Guangzhou Railway Material Supply Company                            Subsidiary of the Parent Company
Guangzhou Railway Engineer Construction Enterprise Development       Subsidiary of the Parent Company
   Company ("Engineer Construction Enterprise")
Guangzhou Guangtie Huake Technology Service Company ("Guangtie       Subsidiary of the Parent Company
   Huake")
MOR's Railroad Deposit-taking Centre                                 Subsidiary of the Parent Company

ASSOCIATES OF THE GROUP
Guangzhou Tiecheng Enterprise Company Limited                        Associate of the Company
Zengcheng Lihua Stock Company Limited                                Associate of the Company
Guangzhou Tielian Economy Development Company Limited                Associate of the Company
Guangzhou Huangpu Yuehua Freight Transportation Company Limited      Associate of the Company

OTHER STATE-OWNED COMPANIES
Shenyang Train Class Company
Puzhen Train Company
Changchun Tracks and Equipment Company
Sifang Passenger Trains Repair Stock Company
Qixuyan Locomotive and Carriages Company
Dalian Locomotives and Carriages Company
Chengdu Materials Company
Liuzhou Wood Company
Hengyang Mechanism Company
Construction Technique Company of China
Nanfang Railway Repair Center
The Fourth Railway Reconnaissance Design House
Railway construction bureaus (including Third bureau, Seventh bureau, Eleventh bureau, Thirteenth bureau and others)
The Forth Construction Bureau of China

(b) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

                                                                    2003       2004       2005
                                                                  --------   --------   --------
                                                                   RMB'000    RMB'000    RMB'000
RECURRING TRANSACTIONS:
TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
I. INCOME
Provision of train transportation and related services to other
   railway companies controlled by MOR (i)                        (152,751)  (183,399)  (304,842)
Revenue received, processed and allocated by MOR ((i) and (vi))
   - long distance passenger transportation                       (395,070)  (486,825)  (575,849)
   - cargo forwarding railway usage fees                           (96,018)  (128,962)  (123,763)
Interest income received/receivable from MOR Deposit-taking
   Centre (see Notes 18 and 30(b))                                  (3,516)    (6,111)    (5,530)

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS (CONT'D)

                                                                       2003      2004       2005
                                                                     -------   -------   ---------
                                                                     RMB'000   RMB'000    RMB'000
II. CHARGES AND PAYMENTS
Services charges allocated from MOR for train transportation and related services offered by other railway companies controlled
   by MOR ((i) and (vi))                                             201,870   209,503     290,825
Operating lease rentals paid/payable to MOR (i)                       58,904    65,485      50,804
Lease of locomotives and related services provided from Yangcheng
   (i)                                                                40,882    48,179       8,449
Social services (employee housing, health care, educational and public security services and other ancillary services) provided
   by the GEDC under a service agreement (ii)                         68,079    94,246      78,227
Purchase of materials and supplies from Guangzhou Railway Material
   Supply Company (iii)                                               50,687    65,998      73,146
Interest expenses paid/payable to the Parent Company, net (iv)         2,037       553         721
                                                                     -------   -------   ---------

NON-RECURRING TRANSACTIONS:
I. TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
Disposal of an available-for-sale investment (See note 11)                --        --    (121,854)
Provision of repair and maintenance services by subsidiaries held
   by the Parent company (i)                                              --    58,908      73,134
Provision of construction management services by the Parent
   Company in connection with the construction of fixed assets of
   the Company (v)                                                        --     5,300       6,194
Provision of supplies and materials by subsidiaries of Parent
   Company (iii)                                                          --        --       5,249

II. TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
Provision of construction project and related service (iii)          194,148   106,638   1,148,781
Provision of repair and maintenance services (iii)                     7,741    55,125      75,867
Provision of supplies and materials (iii)                              6,465     5,604       5,977
Purchase of fixed assets (iii)                                            --        --      55,803
                                                                     -------   -------   ---------

(i) The service charges are determined based on a pricing scheme set by MOR or making reference to current market prices with guidance provided by MOR.

(ii) The service charges are levied based on contracted prices determined based on cost plus a profit margin.

(iii) The prices are based on mutual negotiation between the contract parties with reference to guidance provided by MOR.

(iv) Interest was calculated and levied based on the average balances due from/to Parent Company on a quarterly basis at the prevailing lending interest rates of bank loans borrowed from banks in the PRC.

(v) Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the "Management Agreements") entered into with the Parent Company in 2004 and 2005, the Parent Company has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially other State-owned Companies, employed for the construction of certain railway and railway stations of the Company, including the Fourth Rail-Line. The management service fees are determined based on the pricing scheme set by MOR.

(vi) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in cooperation with MOR and other railway companies owned and controlled by MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies and centrally collected and processed by MOR.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

     Certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in connection with the provision of these services. On the other hand, the Company is also allocated by MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by MOR based on its standard charges applied on a nationwide basis.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

33.  RELATED PARTY TRANSACTIONS (CONT'D)

(c) As of 31 December 2005, the Group had the following material balances maintained with related parties:

                                                   2004        2005
                                                  RMB'000     RMB'000
                                                 --------   ----------
Cash and cash equivalents maintained in MOR
   Deposit-taking Centre (see Note 30(b))         862,508      628,746
Short-term time deposits in MOR Deposit-taking
   Centre (see Note 18)                           168,000      168,000
Due from/(to) the Parent Company (vi)             (24,617)      15,636
                                                 --------   ----------
   - Trade balance (viii)                         (24,617)     (43,518)
   - Non-trade balance (vii)                           --       59,154
                                                 --------   ----------
Due from Other State-owned Companies included
   in prepayments for fixed assets                     --       55,803
Due from an associate
   - Non-trade balance, before provision for
   doubtful debts (See Note 10)                    12,821       12,423
Due from related parties - subsidiaries of
   Parent Company and  MOR                         56,064       64,670
                                                 --------   ----------
   - Trade balance (viii)                          36,531       25,257
   - Non-trade balance (ix)                        19,533       39,413
                                                 --------   ----------
Due to related parties                           (194,699)  (1,174,101)
   1) Due to subsidiaries of Parent Company
      and MOR                                     (83,492)    (276,520)
                                                 --------   ----------
      - Trade balance (viii)                      (83,492)    (276,520)
                                                 --------   ----------
   2) Due to Other State-owned Companies         (111,207)    (897,581)
                                                 --------   ----------
      - Trade balance (viii)                      (19,136)     (50,564)
      - Non-trade balance (ix)                    (92,071)    (847,017)
                                                 --------   ----------

     (vii) As of December 31, 2005, the non-trade receivable balance maintained with the Parent Company was due to the unsettled consideration receivable from the Parent Company for the disposal of the Company's equity investment made in China Railcom mentioned in Note 11.

     (viii) The trade balances due from/to the Parent Company, subsidiaries of the Parent Company and MOR and other State-owned Companies mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in (vi).

     (ix) The non-trade balances due to related parties mainly represented payables arising from unsettled fees for construction projects undertaken for the Group, purchase of fixed assets and provision of other services according to various service agreements entered into between the Group and the parties (see note (b) above).

     As of 31 December, 2005, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand, except for those short-term deposits balances maintained with the MOR Deposit-taking Centre disclosed above.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

34.  BANKING FACILITIES

     As at 31 December 2005, the Group had unutilized banking facilities of approximately RMB8,100,000,000 granted from certain banks (2004: approximately RMB8,000,000,000) which are designated for the construction of the Fourth Rail-Line mentioned in Note 32(a)).

35.  COMPARATIVE FIGURES

     The Group adopted new/revised/amended IFRS which are effective for accounting periods commencing on or after 1 January 2005. As mentioned in
     Note 2(1), this has resulted in changes to the presentation of certain account balances and comparative figures of 2004 and 2003 have been reclassified. In addition, the Group also reclassified for 2004 and 2003 certain cash amounts to restricted cash.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

36. RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN IFRS AND US GAAP

     The accompanying financial statements conform to IFRS which differ in certain respects from those prepared under Generally Accepted Accounting Principles in the United States of America ("US GAAP"). The major differences between IFRS and US GAAP, which have a significant effect on the consolidated profit attributable to shareholders and the consolidated net assets, are set out below:

                                                       2003      2004      2005      2005
                                                     -------   -------   -------   --------
                                                     RMB'000   RMB'000   RMB'000    US$000*
CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS
   UNDER IFRS                                        511,762   567,484   613,368     75,724
   Reversal of cumulative and current year
      depreciation charges arising from the
      revaluation surplus on fixed assets (a (ii))    38,548    38,548    36,397      4,493
   Reversal of loss on disposed of track assets
      attributable to the revaluation surplus
      recognized (a (iii))                                --        --     3,123        386
   Adjustment to deferred tax asset relating to
      reversal of temporary differences (b (ii))      (5,782)   (5,782)   (5,928)      (732)
   Adjustment to deferred acquisition and share
      issuance costs (c)                                  --        --   (15,601)    (1,926)
                                                     -------   -------   -------   --------
CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS
   UNDER US GAAP                                     544,528   600,250   631,359     77,945
                                                     =======   =======   =======   ========
EARNINGS PER SHARE UNDER US GAAP                     RMB0.13   RMB0.14   RMB0.15   US$0.018
                                                     =======   =======   =======   ========
EARNINGS PER EQUIVALENT ADS UNDER US GAAP            RMB6.28   RMB6.92   RMB7.28    US$0.90
                                                     =======   =======   =======   ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

36. RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN IFRS AND US GAAP (CONT'D)

                                                                     2004         2005        2005
                                                                  ----------   ----------   ---------
                                                                   RMB'000      RMB'000      US$000*
CONSOLIDATED NET ASSETS UNDER IFRS                                10,472,186   10,732,816   1,325,039
   Minority interest                                                 (51,612)     (48,757)     (6,019)
                                                                  ----------   ----------   ---------
EQUITY FOR SHAREHOLDERS UNDER IFRS                                10,420,574   10,684,059   1,319,020
Impact of US GAAP adjustments:
   Reversal of the revaluation surplus on fixed assets upon
      group reorganisation (a (i))                                (1,492,185)  (1,492,185)   (184,220)
   Reversal of cumulative and current year depreciation charges arising from the revaluation surplus on fixed assets (a
      (ii))                                                          407,980      444,377      54,861
   Reversal of loss on disposed of track assets attributable to
      the revaluation surplus recognized (a (iii))                        --        3,123         386
   Deferred tax assets arising from original temporary
      differences on accounting and tax bases of fixed assets
      (b (i))                                                        223,828      223,828      27,633
   Adjustment to deferred tax asset relating to reversal of
      temporary differences (b (ii))                                 (61,197)     (67,125)     (8,287)
   Adjustment to deferred acquisition and shares issuance costs
      (c)                                                                 --       11,406       1,408
                                                                  ----------   ----------   ---------
CONSOLIDATED NET ASSETS UNDER US GAAP                              9,499,000    9,807,483   1,210,801
                                                                  ==========   ==========   =========

* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at US$1.00=RMB8.1, which is rounded from 8.0702, the noon buying rate in the New York City on December 30, 2005 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December 2005.

     Note a: As part of the Restructuring of the Group, the fixed assets had been revalued on 6 March 1996 and a revaluation surplus amounting to approximately RMB1,492,185,000 (the "Revaluation Surplus") had been recognised by the Group on that date under both PRC GAAP and IFRS. Due to the fact that the revaluation of fixed assets in the Restructuring was related to a common control transaction, the respective revaluation surplus is not allowed to be recognised under US GAAP. Accordingly, the following adjustments have to be made to restate the profit attributable to shareholders and net assets of the Group from IFRS to US GAAP:

     (i)  Reversal of the Revaluation Surplus from net assets;

     (ii) Reversal of additional depreciation charges provided on fixed assets arising from the Revaluation Surplus in the current year as well as on a cumulative basis;

     (iii) Reduction of loss on disposal of fixed assets incurred in 2005 with the attributable portion of the Revaluation Surplus

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

     Note b: As a result of the recognition of the Revaluation Surplus under both PRC GAAP and IFRS, a temporary difference arose on the accounting base (reported under US GAAP) and the tax base (reported under PRC GAAP and IFRS) of the fixed assets. Accordingly, the following GAAP adjustments have to be made under US GAAP:

36. RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN IFRS AND US GAAP (CONT'D)

     (i) Recognition of deferred tax assets associated with the temporary difference resulting from the recognition of the Revaluation Surplus;

     (ii) Recognition of the deferred tax impact associated the reversal of the temporary difference when the Group continues to depreciate the fixed assets being revalued.

     Note c: In connection with the proposed issue of A Shares, the Company has incurred share issuance costs of approximately RMB27,007,000 which have been recorded as a deduction from reserves under IFRS. However, under US GAAP, since the share issue has not been completed by the year end, costs incurred to date have been recorded as deferred costs until the transaction is completed. This difference impacts the classification in the balance sheet.

     Refer to this amount, costs related to services that are indirectly related to the preparation of the Class A share issuance transaction and that will recur periodically after completion of the transaction (due to reporting obligations) have been expensed as incurred under US GAAP. Such costs amounted to approximately RMB15,601,000 for the year ended December 31, 2005 (2004: nil).

     In addition, reclassifications have been made for presentation of certain selected financial data in conformity with US GAAP requirements for the following items:

     i.   Profit from operations

                                                  2003      2004      2005      2005
                                                -------   -------   -------   -------
                                                RMB'000   RMB'000   RMB'000   US$000*
PROFIT FROM OPERATIONS UNDER IFRS               610,054   678,366   759,305   93,741
Add: Aggregate applicable GAAP adjustments to
   covert to US GAAP (as stated above)           38,548    38,548    39,520    4,879
Less: Other income, net**                       (47,341)  (48,193)  (48,505)  (5,988)
                                                -------   -------   -------   ------
PROFIT FROM OPERATIONS UNDER US GAAP            601,261   668,721   750,320   92,632
                                                =======   =======   =======   ======

     ii.  Finance costs

                                            2003      2004      2005      2005
                                          -------   -------   -------   -------
                                          RMB'000   RMB'000   RMB'000   US$000*
FINANCE COSTS UNDER IFRS                    2,468     1,136    22,738    2,807
Less: interest income included in other
   income, net under IFRS**               (29,755)  (42,384)  (53,409)  (6,594)
                                          -------   -------   -------   ------
FINANCE INCOME, NET UNDER US GAAP         (27,287)  (41,248)  (30,671)  (3,787)
                                          =======   =======   =======   ======

* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at US$1.00=RMB8.1, which is rounded from 8.0702, the noon buying rate in the New York City on December 30, 2005 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 31 December 2005.

** Under IFRS, interest income is record as other income and included in profit from operation. While under US GAAP, this income is reclassified to finance cost.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)


37.  RECENTLY ISSUED ACCOUNTING STANDARDS

     In May 2005, the FASB issued FAS 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. It carries forward without change the previous guidance for reporting the correction of an error and a change in accounting estimate. FAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. The Company does not believe adoption of FAS 154 will have a material effect on its financial position, cash flows or results of operations

     In December 2005, the FASB deliberated issues relating to the limited-scope, first phase of its project to reconsider the accounting for postretirement benefits, including pensions. The FASB decided that the objectives and scope of this phase include, among other items, recognizing the overfunded or underfunded status of defined benefit postretirement plans as an asset or a liability in the statement of financial position. The FASB expects to issue an Exposure Draft for the initial phase in the first quarter of 2006. In the second multi-year phase of the project, the FASB expects to comprehensively consider a variety of issues related to the accounting for postretirement benefits, including expense recognition, obligation measurement, and whether postretirement benefit trusts should be consolidated by the plan sponsor. We will review the proposed standards when they are available to determine the impact they may have on our Consolidated Financial Statements.

38.  SUBSEQUENT EVENTS

     On 20 March 2006, pursuant to an instruction of MOR, the board of directors of the Company resolved to undergo a corporate reorganisation, whereas certain divisions and departments are consolidated and manpower is being redeployed. Up to the date of approval of these financial statements, the whole process had not been completed but the board of directors consider that the process has not lead to any adverse financial impact on the financial statements for the year ended 31 December 2005.

39.  APPROVAL OF FINANCIAL STATEMENTS

     The financial statements were approved by the Board of Directors on 29 June 2006.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        GUANGSHEN RAILWAY COMPANY LIMITED


Date: June 29, 2006                     By: /s/ Wu Junguang
                                            ------------------------------------
                                            Wu Junguang
                                            Chairman of the Board of Directors

                                  EXHIBIT INDEX

Exhibit
Number    Description
-------   -----------
1.1       Amended and Restated Articles of Association

4.1       Railway Business Related Assets Purchase Agreement dated November 15,
          2004 between Guangshen Railway Company Limited and Guangzhou Railway
          Group Yangcheng Railway Company*

4.2       Land Lease Agreement dated November 15, 2004 between Guangshen Railway
          Company Limited and Guangzhou Railway (Group) Company*

4.3       Comprehensive Services Agreement dated November 15, 2004 between
          Guangshen Railway Company Limited and Guangzhou Railway (Group)
          Company*

4.4       Comprehensive Services Agreement dated November 15, 2004 between
          Guangshen Railway Company Limited and Guangzhou Railway Group
          Yangcheng Railway Company*

4.5       Summary of the Conditional Agreement dated August 9, 2005 between
          Guangshen Railway Company Limited, Qingdao BSP and Bombardier Sweden and China International Tendering Company

4.6 Summary of the Form of the Railway Construction Management Agreement, dated December 15, 2005 for the Fourth Line Construction

4.7       Comprehensive Services Agreement dated January 13, 2006 between
          Guangshen Railway Company Limited and Guangzhou Railway (Group)
          Company

4.8       Comprehensive Services Agreement dated January 13, 2006 between
          Guangshen Railway Company Limited and Guangzhou Railway Group
          Guangshen Railway Enterprise Development Company

4.9       Summary of the Forms of the Surveying and Design Services Agreements
          For Railway Construction and the Construction Services Agreements, dated May 15, 2006 for the Fourth Line

4.10      Summary of the Agreement between Guangshen Railway Company Limited and
          Guangzhou Zhongche Railway Rolling Stock Sales and Services Company
          Limited for the lease of electric train-sets

7.1 Statements explaining how certain ratios are calculated in this annual report

8.1       List of subsidiaries of Guangshen Railway Company Limited as of
          December 31, 2005

12.1 Section 302 principal executive officers' and principal financial officer's certifications

13.1 Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to
          Section 906 of the U.S. Sarbanes-Oxley Act of 2002.

----------
* Incorporated by reference from the Registrant's annual report on Form 20-F filed with the SEC on June 28, 2005