Form 20-F
period 2006-12-31
GUANGSHEN RAILWAY CO LTD
filed 2007-06-28
CIK 1012139

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2007

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

     For the fiscal year ended December 31, 2006

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________

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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2006:

Domestic shares (A Shares), par value RMB1.00 per share...   5,652,237,000
H shares, par value RMB1.00 per share.....................   1,431,300,000

(including 229,976,050 H shares in the form of American Depositary Shares)

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes     No  X
                                     ---    ---

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

                                 Yes  X  No
                                     ---    ---

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large Accelerated Filer     Accelerated Filer  X  Non-Accelerated Filer
                           ---                   ---                       ---

     Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17     Item 18  X
                                     ---         ---

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes     No  X
                                     ---    ---

                                TABLE OF CONTENTS

                                                                           Pages
                                                                           -----
Forward-Looking Statements..............................................      1
Certain Terms and Conventions...........................................      1

PART I
   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS......      3
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE....................      3
   ITEM 3.   KEY INFORMATION............................................      3
   Item 3A.  Selected Consolidated Financial and Other Data.............      3
   Item 3B.  Capitalization and Indebtedness............................      5
   Item 3C.  Reasons for the Offer and Use of Proceeds..................      5
   Item 3D.  Risk Factors...............................................      5
   ITEM 4.   INFORMATION ON THE COMPANY.................................     16
   Item 4A.  History and Development of the Company.....................     16
   Item 4B.  Business Overview..........................................     19
   Item 4C.  Organizational Structure...................................     34
   Item 4D.  Property, Plant and Equipment..............................     34
   ITEM 4A.  UNRESOLVED STAFF COMMENTS..................................     35
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............     36
   Item 5A.  Results of Operations......................................     38
   Item 5B.  Liquidity and Capital Resources............................     49
   Item 5C.  Research and Development, Patents and Licences, etc........     52
   Item 5D.  Trend Information..........................................     52
   Item 5E.  Off-Balance Sheet Arrangements.............................     53
   Item 5F.  Tabular Disclosure of Contractual Obligations..............     53
   Item 5G.  Additional Information.....................................     54
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................     57
   Item 6A.  Directors and Senior Management............................     57
   Item 6B.  Board Compensation.........................................     61
   Item 6C.  Board Practices............................................     62
   Item 6D.  Employees..................................................     65
   Item 6E.  Share Ownership............................................     67
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........     67
   Item 7A.  Major Shareholders.........................................     67
   Item 7B.  Related Party Transactions.................................     69
   Item 7C.  Interests of Experts and Counsel...........................     77
   ITEM 8.   FINANCIAL INFORMATION......................................     77
   Item 8A.  Consolidated Statements and Other Financial Information....     77
   Item 8B.  Significant Changes........................................     79
   ITEM 9.   THE OFFER AND LISTING......................................     80
   Item 9A.  The Offer and Listing Details..............................     80
   Item 9B.  Plan of Distribution.......................................     81
   Item 9C.  Markets....................................................     81

   Item 9D.  Selling Shareholders.......................................     81
   Item 9E.  Dilution...................................................     81
   Item 9F.  Expenses of the Issue......................................     81
   ITEM 10.  ADDITIONAL INFORMATION.....................................     82
   Item 10A. Share Capital..............................................     82
   Item 10B. Memorandum and Articles of Association.....................     82
   Item 10C. Material Contracts.........................................     93
   Item 10D. Exchange Controls..........................................     93
   Item 10E. Taxation...................................................     94
   Item 10F. Dividends and Paying Agents................................    102
   Item 10G. Statement by Experts.......................................    102
   Item 10H. Documents on Display.......................................    102
   Item 10I. Subsidiary Information.....................................    103
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
             RISK.......................................................    104
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.....    107

PART II
   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............    108
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS........................................    108
   ITEM 15.  CONTROLS AND PROCEDURES....................................    108
   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT...........................    111
   ITEM 16B. CODE OF ETHICS.............................................    111
   ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.....................    111
   ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
             COMMITTEES.................................................    112
   ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS.................................................    112

PART III
   ITEM 17.  FINANCIAL STATEMENTS.......................................    113
   ITEM 18.  FINANCIAL STATEMENTS.......................................    113
   ITEM 19.  EXHIBITS...................................................    113

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe", "may", "intend", "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, a recurrence of the Severe Acute Respiratory Syndrome epidemic or other similar health epidemics or outbreaks, such as avian flu, in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

     When considering such forward-looking statements, you should keep in mind the factors described in "Item 3D. Risk Factors" and other cautionary statements appearing in "ITEM 5. Operating and Financial Review and Prospects" of this annual report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

                          CERTAIN TERMS AND CONVENTIONS

     Solely for the convenience of the reader, this annual report contains translations of amounts from Renminbi into U.S. dollars and vice versa at the rate of RMB7.80 to US$1.00, which is rounded from 7.8041, which was the noon buying rate in New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006, except where we specify that a different rate has been used. You should not construe these translations as representations that the Renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3A. Selected Consolidated Financial and Other Data--Exchange Rate Information" for information regarding the noon buying rates for U.S. dollar/Renminbi conversions from January 1, 2002 through June 27, 2007.

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

     Unless the context otherwise requires or otherwise specified:

     -    "China" or "PRC" means the People's Republic of China.

     - "CEPA" means the Closer Economic Partnership Arrangement between Hong Kong and Chinese Mainland entered into on October 27, 2004.

     - "GEDC" means Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, a wholly owned subsidiary of GRGC.

     - "GRGC" means Guangzhou Railway (Group) Company, our largest shareholder.

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

     - "Restructuring" means the restructuring conducted in connection with our initial public offering in 1996 during which we succeeded to the railroad and certain other businesses of our predecessor company and certain assets and liabilities of GRGC.

     - "tonne" means metric ton; and one tonne is approximately 2,205 pounds in weight.

     - "Yangcheng Railway Company" means Guangzhou Railway Group Yangcheng Railway Enterprise Development Company, a wholly owned subsidiary of GRGC or its predecessor, Guangzhou Railway Group Yangcheng Railway Company.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

ITEM 3A. SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2005 and 2006, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2004, 2005 and 2006 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with "ITEM 5. Operating and Financial Review and Prospects". The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2002, 2003 and 2004, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2002 and 2003 are derived from our previously published audited consolidated financial statements that are not included in this annual report.

     The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, and the information set forth below under "Certain US GAAP Data" have been reconciled to generally accepted accounting principles in the United States, or US GAAP as it relates to the Company, which differ in some material respects from IFRS. For a discussion of the principal differences between IFRS and US GAAP, see "Item 5G. Additional Information-Principal Differences between IFRS and US GAAP" and Note 38 to our audited consolidated financial statements included elsewhere in this annual report. See note (2) below for the explanation on the restatement of certain figures.

                                                                             YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------------------------
                                                2002             2003            2004            2005          2006         2006
                                           --------------   -------------   -------------   -------------   ----------   ----------
                                                RMB              RMB             RMB             RMB            RMB        US$(1)
                                            (RESTATED)(2)   (RESTATED)(2)   (RESTATED)(2)   (RESTATED)(2)
                                                                    (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
IFRS INCOME STATEMENT DATA:
   Revenues from railroad businesses
      - Passenger .......................     1,903,782       1,790,204        2,259,671       2,511,156     2,841,045      364,236
      - Freight .........................       530,776         526,382          611,807         588,310       624,839       80,108
                                             ----------      ----------       ----------      ----------     ---------      -------
      Subtotal ..........................     2,434,558       2,316,586        2,871,478       3,099,466     3,465,884      444,344
   Revenues from other businesses .......       166,266         151,596          166,671         177,462       128,590       16,486
                                             ----------      ----------       ----------      ----------     ---------      -------
   Total revenues .......................     2,600,824       2,468,182        3,038,149       3,276,928     3,594,474      460,830
   Railroad operating expenses(2) .......    (1,760,793)     (1,717,307)      (2,203,273)     (2,339,384)   (2,527,907)    (324,091)
   Other businesses operating expenses ..      (169,112)       (149,614)        (166,155)       (190,347)     (166,011)     (21,283)
                                             ----------      ----------       ----------      ----------     ---------      -------
   Other income .........................        43,495          47,341           48,193          51,628        64,648        8,288
                                             ----------      ----------       ----------      ----------     ---------      -------
   Profit from operations (2) ...........       714,414         648,602          716,914         798,825       965,204      123,744
   Profit attributable to shareholders
      of the Company (2) ................       598,242         544,528          600,250         646,960       771,513       98,912
   Profit from operations per
      share (2) .........................          0.16            0.15             0.17            0.18          0.22         0.03
   Earnings per share for profit
      attributable to shareholders
      of the Company
      - Basic and diluted (2) ...........          0.14            0.13             0.14            0.15          0.17         0.02

                                                                          YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------------------------------------
                                              2002             2003            2004            2005          2006         2006
                                         --------------   -------------   -------------   -------------   ----------   ----------
                                              RMB              RMB             RMB             RMB            RMB        US$(1)
                                          (RESTATED)(2)   (RESTATED)(2)   (RESTATED)(2)   (RESTATED)(2)
                                                                 (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
   Dividends declared per share ......           0.10            0.10            0.105            0.12          0.08         0.01
   Earnings per ADS for profit
      attributable to shareholders
      of the Company (2) .............           6.90            6.28             6.92            7.46          8.90         1.14

IFRS BALANCE SHEET DATA (AT YEAR END):
   Working capital (excluding due from
      and due to GRGC) ...............      1,592,040       1,935,979        2,076,207         451,488     4,247,219      544,515
   Due from GRGC .....................         39,374              --               --          15,636        31,584        4,049
   Due to GRGC .......................             --          37,230           24,617              --            --           --
   Fixed assets (2) ..................      5,636,979       5,830,125        5,889,074       6,346,822     6,738,477      863,907
   Leasehold land payments ...........        656,998         652,083          636,379         620,798       625,628       80,209
   Total assets (2) ..................     10,270,488      10,119,613       10,487,477      11,856,470    24,343,119    3,120,913
   Equity attributable to shareholders
      of the Company (2) .............      9,257,045       9,368,018        9,499,000       9,796,076    20,169,008    2,585,770
   Share  capital,  issued and
      outstanding,  RMB1.00 per value,
      domestic shares ................      2,904,250       2,904,250        2,904,250       2,904,250     5,652,237      724,646
      H shares .......................      1,431,300       1,431,300        1,431,300       1,431,300     1,431,300      183,500

IFRS CASH FLOW STATEMENT DATA:
   Net cash provided by operating
      activities .....................      1,157,177         798,449        1,236,579       1,380,147     1,112,004      142,565
   Net cash (used in)/provided by
      investing activities ...........        251,003        (375,469)      (1,000,639)       (820,915)   (7,833,331)  (1,004,273)
   Net cash (used in) financing
      activities .....................       (360,643)       (433,666)        (469,044)       (491,733)   11,461,030    1,469,363
   Purchase of fixed assets and
      payment for
      construction-in-progress .......        553,337         339,208          310,179       1,588,374    (3,202,670)    (410,599)
   Dividends paid to shareholders of
      the Company ....................       (356,490)       (433,561)        (455,009)       (476,904)     (520,655)     (66,751)

OTHER IFRS DATA:
   Railroad transportation operating
      income (2) .....................        711,457         645,437          715,230         808,613       928,177      128,201
   Other businesses operating income/
      (loss) .........................          2,957           3,165            1,684          (9,788)      (34,764)      (4,457)

CERTAIN US GAAP DATA
   Profit from operation .............        670,919         601,261          668,721         750,320       928,177      118,997
   Net income ........................        598,242         544,528          600,250         631,359       768,513       98,527
   Earnings per share-Basic and
      diluted ........................           0.14            0.13             0.14            0.15          0.17         0.02
   Earnings per ADS ..................           6.90            6.28             6.92            7.28          8.70         1.12
   Equity ............................      9,257,045       9,368,018        9,499,000       9,807,482    20,162,707    2,584,962
   Fixed assets ......................      5,636,979       5,830,125        5,889,074       6,346,822     6,738,477      863,907

----------
(1) Translation of amounts from Renminbi, or RMB, into United States dollars, or US$, for the convenience of the reader has been made at US$1.00 = RMB7.80, which is rounded from 7.8041, the noon buying rate in New York City on December 29, 2006. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate on December 29, 2006 or on any other date.

(2) As a result of the change in our accounting policy of fixed assets from the revaluation basis of accounting to cost model during 2006, as disclosed in
     Note 5 to our audited consolidated financial statements included elsewhere in this annual report, the related IFRS financial information for the years from 2002 to 2005 had been restated. Due to fact that the fixed assets are accounted for under the cost basis under U.S. GAAP, the respective U.S. GAAP data for the respective years are not affected.

     We derive a majority of our revenue and incur most of our expenses in Renminbi. In addition, we maintain our books and records in Renminbi and our financial statements are prepared and expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars and vice versa at RMB7.80 = US$1.00, which is rounded from 7.8041, the noon buying rate in New York City on December 29, 2006. These translations should not be construed as representations that the Renminbi amounts could have been or could be converted into U.S. dollars at such rate or at all.

     The noon buying rates for Renminbi in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB7.6210 = US$1.00 on June 27, 2007.

     The following table sets forth information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the Renminbi, expressed in Renminbi per U.S. dollar, for the periods indicated:

                                         NOON BUYING RATE
                                  -----------------------------
PERIOD                            AVERAGE (1)    HIGH     LOW
------                            -----------   ------   ------
                                    (RENMINBI PER U.S. DOLLAR)
2002...........................      8.2772     8.2800   8.2700
2003...........................      8.2772     8.2800   8.2765
2004...........................      8.2768     8.2774   8.2764
2005...........................      8.1826     8.2765   8.0702
2006...........................      7.9723     8.0702   7.8041
January 2007...................      7.7876     7.8127   7.7705
February 2007..................      7.7502     7.7632   7.7410
March 2007.....................      7.7369     7.7454   7.7232
April 2007.....................      7.7247     7.7296   7.7090
May 2007.......................      7.6773     7.6463   7.7065
June 2007 (through June 27)....      7.6351     7.6680   7.6175

----------
(1) The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

DIVIDENDS

     At a meeting of the directors held on April 19, 2007, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2006, which was approved at our annual general meeting of shareholders held on June 28, 2007. This proposed dividend has not been reflected as a dividend payable in the financial statements, but instead as equity attributable to equity holders of the Company.

     In accordance with our Articles of Association, dividends for our domestic shares will be paid in Renminbi while dividends for our H shares will be calculated in Renminbi and paid in Hong Kong dollars. The exchange rate was based on the average of the closing exchange rates for Renminbi to Hong Kong dollars as announced by the People's Bank of China during the calendar week preceding the date on which the dividend is to be distributed, which is July 27, 2007.

ITEM 3B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

ITEM 3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

ITEM 3D. RISK FACTORS

RISKS RELATING TO OUR BUSINESS

     WE FACE COMPETITION, WHICH MAY ADVERSELY AFFECT OUR BUSINESS GROWTH AND RESULTS OF OPERATIONS.

     Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We increasingly compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. In addition, as the PRC government lifts its restrictions and control over foreign investments in China following China's entry into the World Trade Organization, or the WTO, for example, by allowing foreign participation and investment in railway freight operations, we may lose our current status of sole railway service provider we currently enjoy in our service territory. Furthermore, the completion of the Wuhan-Guangzhou and the Guangzhou-Shenzhen-Hong Kong express railways, which are both under construction and are expected to be completed around 2010, may further increase the competition we face. Increased competition against us may adversely affect our revenues and results of operations. "See Item 4B. Business Overview--Competition" for additional information regarding our competition.

     ANY SIGNIFICANT DECREASE IN THE OVERALL LEVELS OF BUSINESS, INDUSTRIAL, MANUFACTURING AND TOURISM ACTIVITIES WITHIN THE PEARL RIVER DELTA REGION AND ELSEWHERE IN CHINA, MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES AND RESULTS OF OPERATIONS.

     The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as a natural disaster or a recurrence of the SARS epidemic or outbreaks of avian flu or other similar health epidemics, may have a material adverse effect on our revenues and results of operations. Following China's accession to the WTO, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.

     CHANGES IN FREIGHT COMPOSITION IN OUR FREIGHT TRANSPORTATION BUSINESS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the economic and technological development and the Restructuring of the industries' structure in our service areas, commodities, such as advanced technological products, which tend to be compact, may be chosen to be shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, in 2006, the aggregate weight of goods we transported decreased by 3.7% compared with those of 2005. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.

     OUR RAILROADS CONNECT WITH THE RAILROADS OF OTHER OPERATORS AND ANY DISRUPTION IN THE OPERATION OF THOSE RAILROADS, OR OUR COOPERATION WITH OTHER OPERATORS, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATIONS.

     Our railroads are an integral part of the PRC national railway network. Our railroads connect with the Beijing-Guangzhou line in the north, the Shenzhen-Kowloon rail line in the south, the Guangzhou-Maoming rail line in the west, and the Guangzhou-Meizhou-Shantou rail line in the east, all of which are owned and operated by other operators. See "Item 4A. History and Development of the Company - Service Territory" for additional information. Our train services use these other railroads to carry passengers and freight to locations outside of our service territory. The performance of our domestic long distance trains services and our Hong Kong Through Trains depends on the smooth operation of these railroads and our cooperation with the operators of these railroads. Any disruption in the operation of these railroads, or our cooperation with any one of these railroad operators for any reason, could have a material adverse effect on our business and results of operations.

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

     On March 16, 2007, the National People's Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which will take effect from January 1, 2008. According to the new EIT Law, the preferential income tax rate of 15% that is currently applicable to companies incorporated in Shenzhen (like us) and other special economic zones will be phased out in five years beginning from January 1, 2008, and after such five-year period, the applicable tax rate applicable to us will become 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC with minor exceptions. To this date, the relevant authorities have not yet issued any detailed rules implementing the new EIT Law concerning the applicable income tax rates, computation of taxable income, as well as any phase out of specific preferential tax treatments, and the related measures for the transitional periods from 2008 and onwards have not been clarified. Consequently, we are not in a position to reasonably assess the impact, if any, of the carrying values of deferred tax assets and deferred tax liabilities resulting from the implementation of the new EIT Law. Any increase in our effective tax rate as a result of the above may adversely affect our operating results.

     ANY CHANGES IN OUR RIGHT TO OWN AND OPERATE OUR BUSINESS AND ASSETS, OUR RIGHT TO PROFIT AND OUR RIGHT OF ASSET DISPOSAL AS PREVIOUSLY GRANTED BY THE MOR AND THE STATE COUNCIL OF THE PRC MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

     We have been granted certain rights by the MOR and the State Council of the PRC, or the State Council, with respect to certain aspects of our railroad businesses and operations, and also received legal clarification and confirmation of our asset ownership, corporate powers and relationships with service providers and other entities in the national railway system, in connection with our Restructuring. These rights include the right to own and operate our business and assets, the right to profit and the right of asset disposal. Although these rights were granted to us indefinitely, we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulation or that other railway operators will not be granted similar rights within our service region. If another railway operator is granted similar rights within our service region, the level of competition we face will increase significantly.

     GUANGZHOU RAILWAY (GROUP) COMPANY AS OUR LARGEST SHAREHOLDER AND SERVICE PROVIDER MAY HAVE INTERESTS THAT CONFLICT WITH THE BEST INTERESTS OF OUR OTHER SHAREHOLDERS AND OUR COMPANY.

     Before the initial public offering of our class A ordinary shares (the "A shares"), or A Share Offering, in December 2006, Guangzhou Railway (Group) Company, or GRGC, held 67% of our issued share capital and was our controlling shareholder. Upon the completion of our A share offering, the percentage of shares held by GRGC was reduced to approximately 41%, but GRGC remained our largest shareholder. GRGC's ownership percentage enables it to exercise substantial influence over: (1) our policies, management and affairs; (2) our determinations on the timing and amount of dividend payments and our adoption of amendments to certain of the provisions of our Articles of Association; and (3) the outcome of most corporate actions. Subject to the requirements of the HKSE Listing Rules, GRGC may also cause us to effect certain corporate transactions.

     GRGC's interests may sometimes conflict with the interests of some or all of our minority shareholders. We cannot assure you that GRGC, as our largest shareholder, will always vote its shares in a way that benefits our minority shareholders. In addition to its relationship with us as our largest shareholder, GRGC by itself or through its affiliates, such as GEDC and Guangmeishan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services may also conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates have been conducted on open, fair and competitive commercial terms. However, we only have limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See "Item 4B. Business Overview--Suppliers and Service Providers" and "Item 7B. Related Party Transactions" for additional information regarding the services provided to us by GRGC and its subsidiaries.

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

     WE COULD INCUR SIGNIFICANT COSTS FOR VIOLATIONS OF APPLICABLE ENVIRONMENTAL LAWS AND REGULATIONS.

     Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. Environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. We may be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. As of December 31, 2006, we had not made any provision for such liabilities.

     TECHNOLOGICAL PROBLEMS ATTRIBUTABLE TO ACCIDENTS, HUMAN ERROR OR NATURAL DISASTERS COULD AFFECT THE PERFORMANCE OR PERCEPTION OF OUR RAILWAY AND RESULT IN DECREASES IN CUSTOMERS AND REVENUES, UNEXPECTED EXPENSES AND LOSS OF MARKET SHARE.

     Our operations may be affected from time to time by equipment failures, delays, collisions and derailments attributable to accidents, human error or natural disasters, such as typhoons or floods.

     As our high-speed train service becomes technologically more complex, it may become more difficult for us to upkeep and repair our equipment and facilities as well as to maintain our service and safety standards. Furthermore, as we heavily rely on third parties for technical upgrades and support with regard to our equipment and facilities, in case of any problems during our operation, our own staff may lack the technical expertise to identify and fix the problems in time. Moreover, the newly upgraded equipment may not be fully compatible with our existing operation system and may not meet our safety, security or other standards. The use of such equipment and facilities could result in malfunctions or defects in our services. In addition to potential technical complications, natural disasters could interrupt our rail services, thus leading to decreased revenues, increased maintenance and higher engineering costs.

     If we experience any equipment failures, delays, temporary cancellations of schedules, collisions and derailments, or any deterioration in the performance or quality of any of our services, it could result in personal injuries, damage of goods, customer claims of damages, customer refunds and loss of goodwill. These problems may lead to decreases in customers and revenues, damage to our reputation, unexpected expenses, loss of passengers and freight customers, incurrence of significant warranty and repair costs, diversion of our attention from our transportation service efforts or strained customer relations, any one of which could materially adversely affect our business. As of the date of this report, we have not experienced any such events except some minor delays, but we cannot assure you that such events will not happen in the future.

     WE MAY ENCOUNTER DIFFICULTIES IN THE CONSTRUCTION OF THE FOURTH RAIL LINE OF THE GUANGZHOU-SHENZHEN RAILWAY.

     The construction of large infrastructure projects such as the Fourth Rail Line involves many potential risks and uncertainties, including land acquisition problems, work stoppages, interruptions resulting from inclement weather, unforeseen engineering difficulties, environmental and geological problems and unanticipated cost increases and claims, any of which could give rise to delays or cost overruns. There can be no assurance that the construction of the Fourth Rail Line will be completed within budget and according to the planned completion schedule.

     In addition, railway projects are capital-intensive infrastructure projects. In order to finance our construction of the Fourth Rail Line, we have entered into several loan agreements with certain PRC domestic banks in the year ended December 31, 2006, pursuant to which we obtained credit extensions in the aggregate amount of RMB1.86 billion. We expect that we need to obtain additional financial support for the construction of the Fourth Rail Line in the second half of 2007. See "Item 5B. Liquidity and Capital Resources" for details. However, these credit facilities may not be enough and we may still encounter capital shortages in the construction of the Fourth Rail Line. In addition, we cannot assure you that we will be able to pay off these loans out of the revenues we generate from our operation after the completion of the construction of the Fourth Rail Line.

     The economic viability of these capital-intensive transportation projects will depend on the achievement of projections for ridership levels and fares, which in turn may be affected by macro-economic factors such as population growth and changes in demographic and economic conditions. Our actual passenger demand may not ultimately meet our projected estimated passenger demand.

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

     WE CAN NOT INDEPENDENTLY VALIDATE THE REVENUE OR CHARGES ALLOCATED BY THE MOR FOR CERTAIN LONG DISTANCE PASSENGER TRAIN AND FREIGHT TRANSPORTATION BUSINESSES

     As described in "Item 7B Related Party Transactions" and Note 35 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these businesses are collected by other railway companies and centrally processed and allocated by the MOR. Certain portions of the revenues collected are allocated to our Company for the use of our rail lines or for services rendered by our Company in connection with the provision of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by the MOR based on its standard pricing policy applied on a nationwide basis. Our Company is unable to independently validate these revenues or charges allocated by the MOR Based on any self generated source data or information. In addition, there is no established formal channel for us to lodge any query or objection to the amounts allocated.

     WE MAY ENCOUNTER DIFFICULTIES FOR COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002.

     The United States Securities and Exchange Commission, as required by
Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the Company's internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the Company's internal control over financial reporting. These requirements first apply partially to our annual report on Form 20-F for the fiscal year ended December 31, 2006 by requiring our management to provide a report regarding the assessment of the effectiveness of our internal control over financial reporting. Our management's assessment concluded that, as of December 31, 2006, we did not maintain effective internal control over financial reporting as a result of the two identified material weaknesses. See "Item 15. Controls and Procedures." Although we have formulated plans for remedial measures to make necessary improvements to address any deficiency found, we cannot assure you that we will be able to successfully remedy all the identified deficiencies in time. If we fail to maintain the adequacy of our internal control over financial reporting and correct the material weaknesses identified by our management's assessment as of December 31, 2006, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002.

     In addition, beginning with the year ended December 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require our independent registered public accounting firm to provide an attestation report regarding internal control over financial reporting with our annual report on Form 20-F. As our independent registered public accounting firm performs the audit in order to provide the attestation report required by Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2007, additional deficiencies, including deficiencies that may constitute significant deficiencies or material weaknesses, may be detected in our internal control over financial reporting. Moreover, in future years, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may decline to attest to our management's assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our H shares and ADSs. In addition, we will continue to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

     THE PRC NATIONAL AUDIT OFFICE IS AUDITING OUR LARGEST SHAREHOLDER AND OUR CONSTRUCTION OF THE FOURTH RAIL LINE, AND OTHER GOVERNMENTAL OR THIRD PARTIES MAY INVESTIGATE US FROM TIME TO TIME. THE OUTCOME OF THESE AUDITS OR OTHER GOVERNMENTAL OR THIRD PARTY INVESTIGATIONS MAY ADVERSELY AFFECT OUR CORPORATE IMAGE AND REPUTATION, OUR BUSINESS AND FINANCIAL CONDITION AND THE PRICES OF OUR H SHARES, A SHARES AND ADSS.

     The PRC National Audit Office, or the NAO, is auditing the railway bureaus and railway companies under the control of the MOR, including GRGC, our largest shareholder, and certain railway construction projects, including our construction of the Fourth Rail Line. In addition, as part of its audit of GRGC, the NAO is also conducting an audit of our Company, which mainly focuses on our business transactions with GRGC. We cannot predict the timing of completion or the outcome of these audits. If, as a result of these audits, material irregularities are found within GRGC or our Company or in the construction of the Fourth Rail Line or GRGC, or our Company becomes the target of any negative publicity, there would be a material adverse effect on our corporate image and reputation, our business and financial condition and the prices of our H Shares, A Shares and ADSs. In addition, we or our directors and officers may be the subject of other governmental or third party investigations or similar events that, depending on their outcome, could have a material adverse effect on our business and financial condition and the prices of our H Shares, A Shares and ADSs.

     RISKS RELATING TO OUR ACQUISITION

     On November 15, 2004, we entered into an assets purchase agreement, or the Acquisition Agreement, with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets, or the Acquisition. In order to finance such Acquisition, we issued 2,747,987,000 A shares which are now listed for trading on the Shanghai Stock Exchange and raised approximately RMB10.0 billion from the A Share Offering. On December 28, 2006, we paid RMB5.27 billion out of the proceeds raised from the A Share Offering to Yangcheng Railway Company. On January 1, 2007, the passenger and freight business of the Guangzhou-Pingshi Railway came under our control. Accordingly, the Company considers January 1, 2007 as the effective date of acquisition for accounting purposes.

     The amount of the offering represents approximately 63.38% of our existing issued share capital and approximately 38.81% of our issued share capital as enlarged by the issuance of A shares. Upon completion of the A Share Issue, GRGC owned approximately 40.99% of our issued and outstanding common shares, all of which are A shares, while institutional and public shareholders owned approximately 59.01% of our issued and outstanding common shares, including A shares, H shares and ADSs. See "ITEM 5. Operating and Financial Review and Prospects--Overview--A Share Offering, Very Substantial Acquisition and Continuing Related Party Transactions" for additional information.

     WE CANNOT ASSURE YOU THAT THE ACQUISITION WILL BENEFIT OUR BUSINESS AND RESULTS OF OPERATIONS AS WE EXPECT.

     We cannot assure you that the Acquisition will benefit our business and results of operations as we expect. As a result of the Acquisition, our railway has been extended from 152 kilometers to 481.2 kilometers. The Acquisition therefore results in greater administrative burdens and operating costs. We cannot assure you that we will be able to manage or integrate the acquired business successfully. The process of combining railway transportation business between Guangzhou and Pingshi into our operations may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

     -    loss of key employees or customers of the acquired business;

     - possible inconsistencies in standards, controls, procedures and policies between us and the acquired business and the need to implement company-wide financial, accounting, information and other systems;

     - failure to maintain the quality of services that we have historically provided;

     -    the need to coordinate geographically diverse organizations; and

     - the diversion of management's attention from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.

     In addition, in order to ensure the success of the acquisition, we will restructure and adapt our management (including the restructuring of both management structure and managerial personnel) to reflect the expanded operations. If we are unable to implement these restructuring and adaptation efforts on an efficient basis within a short period of time, there may be a discrepancy between the scope of our operations and our management resources. These disruptions, difficulties and discrepancies between management and operations, if they occur, may cause us to fail to realize the cost savings, revenue enhancement and other benefits that we currently expect to result from the acquisition and the integration and may cause material adverse short- and long-term effects on our operating results and financial conditions.

     The Company has recognized, on a preliminary basis, goodwill associated with such an acquisition amounting to approximately RMB307.2 million upon the acquisition date as at January 1, 2007. According to relevant accounting rules under U.S. GAAP, such goodwill is subject to annual impairment loss assessment. In case any assessment in the future indicates that there is impairment, a loss will be recognized.

     GRGC HAS LOST ITS CONTROLLING SHAREHOLDER STATUS, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

     Upon completion of the A Share Offering, GRGC's interests in our issued and outstanding common shares decreased from approximately 67% to approximately 41%. As a result, although GRGC is still the largest shareholder of our Company, GRGC has lost its controlling shareholder status and may not be able to control our board of directors. Before the A Share Offering, our executive directors were all nominated by GRGC and appointed by our shareholders' meetings. Following the A Share Offering, GRGC may not be able to exercise control over our board of directors and changes in our board of directors and related changes in our management which may have a material adverse effect on our business and results of operations. In addition, as a result of GRGC's lost of its controlling shareholder status, we may not be able to benefit from our relationship with GRGC at the same level as we did before.

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

     FLUCTUATION OF THE RENMINBI COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The value of the Renminbi fluctuates and is subject to changes in market conditions as well as China's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 7.4% appreciation of the Renminbi against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. We have certain US dollar-denominated assets and the appreciation of Renminbi could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see "Item 3A. Selected Consolidated Financial and Other Data" and "ITEM 11. Quantitative and Qualitative Disclosures About Market Risk -- Currency Risks." We cannot assure you that any future movements in the exchange rate of Renminbi against the United Sates dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

     UNCERTAINTIES WITH RESPECT TO THE PRC LEGAL SYSTEM COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO YOU.

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

     WE FACE RISKS RELATED TO HEALTH EPIDEMICS AND OTHER OUTBREAKS.

     Our business could be adversely affected by the effects of avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations, including our ability to travel or ship products in Southern China, as well as temporary closure of our business. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

     We are mainly engaged in the railway passenger and freight transportation business between Guangzhou and Shenzhen and certain long-distance passenger transportation services. We also cooperate with Kowloon-Canton Railway Corporation, or the KCR, in Hong Kong in operating the Hong Kong Through Train passenger service. We provide consolidated services relating to railway facilities and technology. We also engage in commercial trading and other businesses that are consistent with the overall business strategy.

     We are a leading provider of passenger and freight transportation services on the Guangzhou-Shenzhen route. We operate the sole railroad, which is 152 kilometers long, between Guangzhou, the capital city of Guangdong Province, and Shenzhen, one of the original special economic zones of the PRC. The Guangzhou to Shenzhen railroad, which includes two high speed rail lines and one regular speed rail line, is an important component of the transportation infrastructure of southern China.

     Our railroad is an integral part of the PRC national railroad system, with links to the other parts of the national railroad system as well as local railroad systems in southern China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, Pinghu-Yantian, and Kowloon-Canton lines. Moreover, our railroad connects with the Huangpu and Xinsha ports in Guangzhou, and with the Yantian, Shekou, Chiwan and Mawan ports in Shenzhen. We are well equipped with various freight facilities and can effectively satisfy a wide range of different customer needs, including the transportation of whole and partial carload cargo, containers, and special and regular cargo.

     On January 1, 2007, the passenger and freight business of the Guangzhou-Pingshi Railway came under our control. Following this acquisition, the operating railway distance of our Company expanded to 481.2 kilometers, running vertically through the whole Guangdong Province. In addition, by April 2007 we had substantially completed the construction of the fourth Guangzhou-Shenzhen Rail Line, or the Fourth Rail Line. The completion of the construction of the Fourth Rail Line will make Guangzhou-Shenzhen Railway the first wholly fenced high-speed railway with four parallel lines in the PRC that allows the high-speed passenger trains and regular speed passenger and freight trains to run on separate lines.

     Our railroad system is currently one of the most modern railroads in the PRC. It is equipped with state-of-the-art equipment and facilities, including high-speed electric trains.

Several aspects of our technical performance have reached or are approaching international standards. Ours is one of the few rail lines in the PRC that operates high-speed passenger trains with speeds up to 200 kilometers per hour.

BACKGROUND AND RESTRUCTURING

     The railroad system between Guangzhou and Shenzhen was part of the original "Canton-Kowloon" railroad, which began operations in 1911. In 1949, following the establishment of the PRC, the railroad was divided into two sections, with the first linking Guangzhou and Shenzhen, and the second, across the Hong Kong border and separately owned, linking Luohu and the Kowloon peninsula in Hong Kong. The Guangzhou to Shenzhen railroad has been operated since 1949 by a sub-division of the Guangzhou Railway Administration, a predecessor to GRGC.

     In 1979, the Guangshen Railway Company, our predecessor, in conjunction with the KCR, was engaged in the joint operation of through train passenger services between Guangzhou and Hong Kong.

     In 1984, to exploit the rapid growth in the Pearl River Delta, the Guangshen Railway Company, our predecessor, was formed pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Administration. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, construction of the second line was completed. In 1991, Guangshen Railway Company began the construction of a semi- high-speed rail line and purchased high-speed locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 kilometers per hour. Our high-speed line was the first of its kind in China. Commercial operation of the high-speed trains commenced in December 1994.

     We were established as a joint stock limited company on March 6, 1996 following the Restructuring that was carried out to reorganize the railroad assets and related businesses of Guangshen Railway Company and certain of its subsidiaries. As part of the Restructuring, 2,904,250,000 state legal person shares, par value RMB1.00 per share, of Guangshen Railway were issued to GRGC, a state-owned enterprise under the MOR of the PRC.

     Since April 1, 1996, we have been able to set our own prices for our high-speed train services and charge a premium over average national prices for our other passenger and freight train services. See "Item 4B. Business Overview
- Regulatory Overview - Pricing" for a more detailed description of our pricing scheme.

     We completed our initial public offering of class H ordinary shares, or H shares and our American depositary shares, or ADSs, in May 1996. In that offering, we issued a total of 1,431,300,000 H shares, par value RMB1.00 per share. Our H shares are listed for trading on the Stock Exchange of Hong Kong Limited and our American depositary shares, or ADSs, each representing 50 H shares, are listed for trading on the New York Stock Exchange. Our H shares or ADSs may not be purchased or owned by domestic investors in the PRC. In December 2006, we completed the initial public offering of our A shares. Our A shares (stock code: 601333) are listed for trading on the Shanghai Stock Exchange. After the A Share Offering, approximately

41% of our issued and outstanding shares are owned by GRGC, while institutional and public shareholders own approximately 59% of our issued and outstanding common shares, including A shares, H shares and ADSs.

     GEDC, a state-owned enterprise established in the Restructuring in connection with our initial public offering, assumed the operations and assets of the Guangshen Railway Company that were not transferred to us in the Restructuring, such as employee housing, hospitals, schools and public security, and has been providing related services to us on a contractual basis since the 1996 Restructuring.

     In March 2006, we conducted an organizational reform to streamline our organization and improve efficiency. Through this reform, we restructured, and reallocated the responsibilities of our administrative and functional departments and made the following departments the functional departments under the supervision of our general manager: the General Administrative Department, Business Management Center, Finance Department, Security Supervisory Department, General Service Center and Diversified Business Management Center. Our frontline production and operational departments were generally not affected by this Restructuring.

     On January 1, 2007, the passenger and freight business of the Guangzhou-Pingshi Railway came under our control. As a result, our operation expanded from a regional railway to a national trunk line network and our operating railway distance extended from 152 kilometers to 481.2 kilometers, running vertically through the whole Guangdong Province. The expansion of our operation scale and scope of passenger and freight services as described above will allow us to benefit from greater economics of scale in our operations.

SERVICE TERRITORY

     Our rail line traverses the Pearl River Delta, an area which benefited early from the PRC economic reform policies that began in the late 1970s. Throughout the 1980s and early 1990s, the economy of the Pearl River Delta, fueled by foreign investments, grew rapidly. It is currently one of the most affluent and fastest growing areas in China.

     As of December 31, 2006, we had 18 stations situated on our rail line, providing passenger and freight transportation services for cities, towns and ports situated between Guangzhou and Shenzhen in the Guangzhou-Shenzhen corridor and Hong Kong (which we serve in conjunction with the KCR). In addition to our Hong Kong passenger through train services in conjunction with the KCR, we also allow Hong Kong-bound freight trains of KCR to use our Guangzhou-Shenzhen railroad.

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

     Westbound. Our line connects with the Guangzhou-Maoming rail line operated by Sanmao Railway Company, a joint venture railroad company of GRGC, the MOR and the Guangdong Provincial Railway Company that runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China.

     Eastbound. Our rail line intersects at Dongguan with the Guangzhou-Meizhou-Shantou rail line operated by Guangmeishan Railway Company, a company jointly established by GRGC, the Guangdong Provincial Railway Company and other public investors. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong.

     At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen -- Shekou, Chiwan and Mawan -- and the other, Pingyan Railway, serves Yantian port, an international deepwater port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

ITEM 4B. BUSINESS OVERVIEW

BUSINESS OPERATIONS

     Our principal businesses are railroad passenger and freight transportation, which generated 96.4% of our total revenues and 103.6% of our total operating income in 2006.

     In 2006, due to continuous and rapid growth in the PRC economy, the expansion of regional economic cooperation in the Pearl River Delta and its adjacent areas, the implementation of CEPA and the implementation of the "Relaxed Individual Travel" program for PRC tourists from the mainland to Hong Kong and Macau as well as the increasing integration along the Guangzhou-Shenzhen corridor, demand for passenger and freight transportation services in our service region continued to increase, which provided us with excellent development opportunities.

     In 2006, we continued to optimize the operations of the Guangzhou-Shenzhen High Speed Passenger Trains and the Canton-Kowloon Through Trains and carried out a passenger flow connection scheme between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains. We succeeded in implementing the IC Card Ticketing System and refurbished passenger stations for the convenience of passengers, and enhanced service quality to attract more passengers. In 2006, our total number of passengers was 51.9 million, representing an increase of 5.8% from 49.1 million in 2005.

     In 2006, our total revenues were RMB3,594.5 million, representing an increase of 9.7% from RMB3,276.9 million in 2005. Our revenues from railroad passenger transportation service, freight transportation service and other businesses were RMB2,841.0 million, RMB624.8 million and RMB128.6 million, respectively, accounting for approximately 79.0%, 17.4% and 3.6%, respectively, of our total revenues in 2006. In 2006, our profit attributable to shareholders was RMB771.5 million, representing an increase of 19.2% from RMB647.0 million in 2005.

     The table below summarizes our railroad transportation revenues and traffic volume in each of the five years ended December 31, 2002, 2003, 2004, 2005 and 2006:

                                                                 YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------
                                                     2002       2003       2004       2005       2006
                                                   --------   --------   --------   --------   -------
PASSENGER TRANSPORTATION
Total passenger revenues (RMB millions).........   1,903.78   1,790.20   2,259.67   2,511.16   2,841.0
Total passengers (millions).....................      39.78      37.86      46.01      49.06     51.92
Revenues per passenger (RMB)(1).................      47.86      47.28      49.11      51.19     54.72
Total passenger-kilometers (millions)...........   3,453.20   3,295.50   4,200.20   4,539.10   4,842.7
Revenues per passenger-kilometer (RMB)(2).......       0.55       0.54       0.54       0.55      0.59
FREIGHT TRANSPORTATION
Total freight revenues (RMB millions)...........     530.78     526.38     611.81     588.31    624.84
Total freight tonnes (millions).................      27.58      27.58      34.20      31.89     30.71
Revenues per tonne (RMB)(3).....................      19.25      19.08      17.89      18.45     20.35
Total tonne-kilometers (millions)...............   1,926.00   1,978.90   2,489.50   2,294.80   2,276.3
Revenues per tonne-kilometer (RMB)(4)...........       0.28       0.27       0.25       0.26      0.27

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

(3) Revenues per tonne is calculated by dividing total freight revenue by total freight tonnes. Management believes that revenues per tonne is a useful measure for assessing the revenue levels of our freight transportation business.

(4) Revenues per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenues per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

     In 2006, we consolidated our businesses other than passenger and freight transportation and disposed part of these businesses. Revenue from our other businesses was RMB128.6 million in 2006, representing a decrease of 27.5% from RMB177.5 million in 2005.

     In December 2006, we completed our initial public offering of A shares. The proceeds raised from the A Share Offering are intended to be used for the acquisition of the operating assets of Guangzhou-Pingshi railway from Yangcheng Railway Company. See "ITEM 5. Operating and Financial Review and Prospects--Overview--A Share Offering, Very Substantial Acquisition and Continuing Related Party Transactions" for additional information. In addition, we succeeded in introducing a new type of domestically manufactured electric train sets known as the "Concord". We expect to complete the construction of the Fourth Rail Line by the end of 2007.

PASSENGER TRANSPORTATION

     Passenger transportation is our largest business segment, and accounted for 79.0% of our total revenues, and 82.0% of our railroad transportation revenues, in 2006. Our passenger train services can be categorized as follows:

     - intercity high-speed express trains and regular-speed passenger trains between Guangzhou and Shenzhen;

     -    through trains between Hong Kong and Guangzhou; and

     -    domestic long-distance trains.

     As of December 31, 2006, we operated 123 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points) of which:

     - 67 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen (ten of which are standby, which means that such trains will only operate during public holidays and peak periods);

     - two pairs were regular-speed passenger trains operating between Guangzhou and Shenzhen;

     - 13 pairs were Hong Kong Through Trains (including 11 pairs of Hong Kong Through Trains, one pair of through train between Zhaoqing and Kowloon, and one through train that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line); and

     - 41 pairs were domestic long-distance passenger trains (including four pairs of long-distance passenger trains operated by us between Shenzhen and Yueyang, between Shenzhen and Beijing, between Shenzhen and Shanghai and between Shenzhen and Shaoguan, respectively, and 37 pairs of domestic long-distance trains, operated by other operators but originating or terminating on, or passing through, our Guangzhou-Shenzhen railroad).

     The table below sets out passenger revenues and volumes for our Hong Kong Through Trains and domestic trains in each of 2004, 2005 and 2006:

                                        PASSENGER REVENUES        PASSENGER VOLUME    REVENUE PER PASSENGER
                                   ---------------------------   ------------------   ---------------------
                                     2004      2005      2006    2004   2005   2006    2004    2005    2006
                                   -------   -------   -------   ----   ----   ----   -----   -----   -----
                                          (RMB MILLIONS)             (MILLIONS)           (RMB MILLIONS)
Guangzhou-Shenzhen Trains.......   1,152.5   1,219.8   1,341.7   20.3   21.5   22.2    56.9    56.7    60.3
Hong Kong Through Trains........     436.9     457.7     454.2    2.9    3.1    3.2   151.2   149.3   141.6
Long-distance Trains............     670.3     833.7   1,045.2   22.9   24.5   26.5    29.3    34.1    39.5
Combined passenger operations...   2,259.7   2,511.2   2,841.0   46.1   49.1   51.9    49.1    51.2    54.7

     Guangzhou-Shenzhen Trains. In 2006, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed most to our railroad passenger transportation revenues.

     We classify our services on Guangzhou-Shenzhen Trains into high-speed train services and regular-speed train services based on the speed of the train. Our train fares are determined on the basis of the types of services and the transportation distance. As of December 31, 2006, we operated, on average, a total of 67 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen daily (including 10 standby trains). Our high-speed trains are capable of running at 160 to 200 kilometers per hour.

     The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 3.3% from 21.5 million in 2005 to 22.2 million in 2006. The number of passengers traveling on our high-speed passenger trains between Guangzhou and Shenzhen increased by 5.4% from 21.1 million in 2005 to 22.2 million in 2006, while the number of passengers traveling on our regular-speed passenger trains between Guangzhou and Shenzhen decreased by 96.2% from 0.445 million in 2005 to
0.017 million in 2006. The decrease of the passengers for the regular-speed passenger trains was primarily due to our strategic shift to more high-speed passenger trains between Guangzhou and Shenzhen. The revenues from our Guangzhou-Shenzhen trains increased by 10.0% from RMB1,219.8 million in 2005 to RMB1,341.7 million in 2006. The increase in business volume of Guangzhou-Shenzhen trains was mainly due to: (1) the strong economic growth in the Pearl River Delta, which resulted in the upward flows of business persons, tourists and workers; (2) the vigorous optimization of transportation organization, the increase in the frequency of trains and the introduction of IC Card Ticketing System for the convenience of passengers; (3) the gradual improvement of the metro systems in Guangzhou and Shenzhen, which boosted the railway passenger volume and (4) the promotion of our passenger transportation service, enhancement in service quality and the improvement of boarding environment for passengers.

     Through Trains. We currently operate jointly with the KCR 11 pairs of high-speed through trains between Hong Kong and Guangzhou. We provide the trains and personnel for eight pairs of these train services, while KCR provides for three pairs. The through train services beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai are provided by GRGC and Shanghai Railway Administration. Revenues from these through trains on the Guangzhou-Hong Kong section are shared between KCR and us, in proportion to our track mileage for the through train services, with 81.2% accruing to us and 18.8% to KCR. In addition, we share all related costs with KCR at the same rate for the through train services.

     Most of the passengers taking our Hong Kong Through Trains are from Hong Kong, Macau, Taiwan and foreign countries, and many are business travelers. As the prices for our Hong Kong Through Train services are higher than the prices we charge for our domestic train services, these through train services produce higher per-passenger revenues than our other passenger train services.

     In 2006, approximately 3.2 million passengers traveled on the Hong Kong Through Trains, representing an increase of 4.6% from approximately 3.1 million in 2005. Despite the increase of passengers, our revenue from the operation of the Hong Kong Through Trains for

2006 was RMB454.2 million, representing a 0.8% decrease from RMB457.7 million for 2005. The decrease in revenue of Hong Kong Through Trains was mainly due to the fact that the ticket price of Hong Kong Through Trains is denominated in HK dollars and the exchange rate of HK dollars to RMB decreased by 3.6% in 2006.

     Domestic Long-distance Trains. As of December 31, 2006, we operated on a daily basis 41 pairs of domestic long-distance passenger trains on our rail line to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shanxi, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Shandong Provinces and Guangxi Autonomous Region as well as cities to the North, such as Shanghai, Beijing and Tianjin. In 2006, the number of passengers traveling on our long-distance trains were 26.5 million, representing an increase of 8.2% from
24.5 million in 2005. Revenues from our long-distance trains increased by 25.4% from RMB833.7 million in 2005 to RMB1,045.2 million in 2006. The increase in business volume of the long-distance trains was mainly due to: (1) the continuing increase in the number of business travelers and workers from the mainland as a result of the continuous and rapid economic growth in the Pearl River Delta; (2) in addition to the large-scale operation of temporary passenger trains during the Spring Festival holiday, long-distance trains from Shenzhen to Shanghai started operations in January 2006 and the operation of Shenzhen-Shaoguan trains was handed over to us in May 2006 and (3) the Shenzhen-Ji'an trains and Shenzhen-Taizhou trains that commenced operation in July 2005 were in full operation throughout 2006.

     MAJOR STATIONS. The following are the major train stations owned and operated by us as of December 31, 2006:

     Guangzhou East Station. Our Guangzhou East Station services our train services between Guangzhou and Shenzhen and between Guangzhou and Hong Kong and provides a hub for long-distance trains to different locations within China. Our Guangzhou East Station is connected to Lines 1 and 3 of the Guangzhou municipal subway. As of December 31, 2006, the Guangzhou East Station handled on a daily basis 12 pairs of Hong Kong Through Trains, 67 pairs of Guangzhou-Shenzhen trains, 14 pairs of long-distance passenger trains between the Guangzhou East Station and other locations in China, including Beijing, Shanghai, Jiujiang, Shantou, Hefei, Taiyuan, Nanchang, Yingtan, Harbin, Yichang, Hankou, Qingdao, Xiamen, Shenyang and Xiamen, and 5 pairs of passenger trains passing through the Guangzhou East Station. In 2006, the number of passengers traveling from Guangdong East Station was 13.2 million, while the number of passengers arriving at Guangdong East Station was 11.5 million.

     Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Kowloon and Zhaoqing. As of December 31, 2006, this station handled on a daily basis the transfer service for seven pairs of domestic long-distance passenger trains, 30 pairs of Guangzhou-Shenzhen high-speed passenger trains and 8.5 pairs of through trains. In 2006, the number of passengers traveling from Dongguan Station was 3.062 million, while the number of passengers arriving at Dongguan Station was 3.426 million.

     Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic

Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line and connected to Line 1 of Shenzhen's subway system. In 2002, we introduced China's first computerized ticket hall in our Shenzhen Station. As of December 31, 2006, our Shenzhen Station handled on a daily basis 66 pairs of Guangzhou-Shenzhen passenger trains (including seven backup pairs) and 20 pairs of domestic long-distance passenger trains between Shenzhen and other locations in China, including Beijing, Changsha, Shaoguan, Wuchang, Meizhou, Shantou, Maoming East, Zhengzhou, Fuzhou, Hankou, Shenyang, Huaihua, Jiujiang, Yueyang, Guilin, Ji'an, Shanghai and Taizhou. In 2006, the number of passengers traveling from Shenzhen Station was 14.8 million, while the number of passengers arriving at Shenzhen Station was 15.0 million.

FREIGHT TRANSPORTATION

     Revenue from our freight transportation accounted for 17.4% of our total revenues and 18.0% of our railroad transportation revenues in 2006. Our principal market for freight is domestic long-haul freight, originating and/or terminating outside the Guangzhou-Shenzhen corridor.

     The majority of the freight we transport is high-volume, medium- to long-distance freight received from and/or transferred to other rail lines. Only a small percentage of the freight we transport both originates and terminates in the Guangzhou-Shenzhen corridor. We classify our freight business into three categories:

     - inbound freight, which is primarily freight unloaded at freight stations and spur lines connected to ports on our rail line or in Hong Kong;

     - outbound freight, which is primarily freight bound for other regions in Mainland China as well as foreign countries loaded at our train stations and spur lines connected to ports on our rail line or in Hong Kong; and

     - pass-through freight, which refers to freight that travels on our rail line, but which do not originate from or terminate at our rail line.

     The total tonnage of freight we transported in 2006 was 30.7 million tonnes, representing a decrease of 3.7% from 31.9 million tonnes in 2005. Revenues from freight transportation business in 2006 were RMB624.8 million, representing an increase of 6.2% from RMB588.3 million in 2005. This increase, despite the decrease of total tonnage transported, is primarily due to the increase of the tariff for freight transportation initiated by the MOR in 2006 and the subsequent increase of our freight tariff. Our outbound freight revenues increased by 3.9% in 2006 and our inbound freight revenues increased by 7.6% in 2006.

     We serve a broad customer base and ship a wide range of goods in our freight transportation business. We are not dependent upon any particular customers or industries.

     Freight Composition. We transport a broad range of goods, which can generally be classified as follows: construction materials, energy products, food products, chemicals, manufactured goods, containers and other goods. The majority of our inbound freight consists of raw materials and essential production materials for manufacturing, industrial and construction activities, while the majority of our outbound freight consists of imported mineral ores as well as coal and goods produced or processed within our service territory, for customers throughout China and abroad.

     The following table shows the composition of our freight volume by percentage for the three years ended December 31, 2004, 2005 and 2006 (based on tonnes transported):

                                                      INBOUND (AND PASS-
                                 OUTBOUND FREIGHT      THROUGH) FREIGHT
                                ------------------   ---------------------
                                2004   2005   2006    2004   2005   2006
                                ----   ----   ----    ----   ----   ----
                                  AS A PERCENTAGE      AS A PERCENTAGE OF
                                 OF TOTAL OUTBOUND     TOTAL INBOUND (AND
                                      FREIGHT        PASS-THROUGH) FREIGHT
Construction materials.......    23%   24.4%  21.8%    44%   37.8%  42.8%
Energy products..............    50%   50.6%  53.2%    12%   10.9%   8.4%
Food products................     5%    3.0%   2.8%    20%   19.9%  18.7%
Chemicals....................     4%    3.5%   4.2%    10%    9.9%  12.4%
Manufactured goods...........     2%    1.5%   1.2%     3%    3.1%   2.8%
Containers...................    12%   11.4%  11.9%     8%   10.1%  11.1%
Other goods..................     4%    5.6%   4.9%     3%    8.3%   3.8%
                                ---    ----           ---    ----
Total........................   100%    100%   100%   100%    100%   100%
                                ===    ====   ====    ===    ====   ====

     Freight Yards, Container Yards and Warehouses. We own freight yards, container yards and warehouses, most of which are located at our Shenzhen North, Xiayuan, Huangpu, Zhangmutou, Dongguan, Shipai, Jishan, Pinghu South and Guangzhou East Stations. In 2006, of the freight yards that we own and operate, Xiayuan Station handled freight amounting to approximately 5.5 million tonnes. In 2006, revenues from the operation of our warehouses (including loading and unloading charges) and miscellaneous items amounted to RMB148.5 million, which accounted for 23.8% of our freight revenues in 2006.

OTHER BUSINESSES

     We engage in other businesses principally related to our railroad transportation business. Revenue from our other businesses accounted for 3.6% of our total revenues in 2006. Our other businesses include:

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

     Revenues from our other businesses in 2006 were RMB128.6 million, representing a decrease of 27.5% from RMB177.5 million in 2005. The substantial decrease in revenues from other businesses was due to our disposal of some of our other businesses in 2006.

     The table below sets out the revenues for our other businesses, by categories of activity, in each of 2004, 2005 and 2006:

                                                                AS A PERCENTAGE OF
                                                                  TOTAL REVENUES
                                             REVENUES         FROM OTHER BUSINESSES
                                      ---------------------   ---------------------
                                       2004    2005    2006    2004   2005   2006
                                      -----   -----   -----    ----   ----   ----
                                          (RMB MILLIONS)
On-board and station sales ........    48.5    29.2    33.8     29%   16.5%  26.3%
Station services ..................    45.2    39.4    29.8     27%   22.1%  23.2%
Tourism, advertising and others ...    73.0   108.9    64.9     44%   61.4%  50.5%
                                      -----   -----   -----    ---    ----   ----
    Total .........................   166.7   177.5   128.6    100%    100%   100%
                                      =====   =====   =====    ===    ====   ====

SEASONALITY OF OUR RAILWAY TRANSPORTATION BUSINESS

     There is some seasonality in our businesses. The first quarter of each year typically contributes the highest portion of our annual revenues, mainly because it coincides with the Spring Festival holidays (Chinese New Year holidays) when the Chinese people customarily travel from all over the country back to their hometowns. In addition, the New Year holidays, the Labor Day holidays, summer holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand and increase the fares of our passenger trains.

SALES

PASSENGER TRANSPORTATION

     Our passenger tickets are currently sold primarily at ticket counters located in our train stations. Additionally, our tickets are sold in Hong Kong and major cities in the Guangdong Province through ticket agents, travel agents and hotels, at our usual prices plus nominal commissions. Substantially all of our tickets are sold in cash.

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

     In 2005, we initiated passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and in 2006, we succeeded in introducing the IC Card Ticketing System.

     The current settlement method stipulated by the MOR for passenger transportation provides that all revenues from passenger train services (including revenues generated from luggage and parcel services) are considered passenger transportation revenues and belong to the railway administration that operates that train. The railway administration in turn pays other railway administrations the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway administrations operating the long-distance train services are required to pay us the following fees: (1) the portion of the revenues from the sale of tickets that are higher than the PRC national railway standards due to our special pricing standards; and (2) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenues from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See "-Regulatory Overview-Pricing"

FREIGHT TRANSPORTATION

     Generally, we collect payment for our freight service directly from our customers. For inbound freight, we collect transportation fees incurred on our line from the receiving party prior to the release of the freight. For outbound freight, we collect the total transportation fees from the dispatching party, retain the portion allocated to us and remit the remainder to the other railroad operators on a monthly basis either directly or through a national settlement procedure administered by the MOR. These collection procedures also apply to freight transported to or from Hong Kong. Substantially all payments for inbound and outbound freight are settled in cash.

     For pass-through freight, payments are collected at the originating stations, and allocated portions for the use of our rail line are remitted to us through the national settlement procedure administered by the MOR. We generally receive such funds within a month after the service is provided.

     Freight customers in the Guangzhou-Shenzhen area either deal directly with us or use shipping agents. As a practical matter, we have been able to meet demands for outbound freight transportation services on a shorter notice.

     In January 2005, the MOR modified the settlement method on the income from railway freight transportation. Pursuant to the new settlement methods, starting from January 1, 2005, all freight transportation fees relating to post parcels and luggage, containers and special goods shall be collected by Zhongtie Parcels Courier Company Limited, Zhongtie Container Transportation Company Limited and Zhongtie Special Goods Transportation Company Limited, or collectively the Professional Transportation Companies. The Professional Transportation Companies shall pay railway usage fees to relevant railway administration and companies, including us. Prior to January 1, 2005, we charged freight transportation fees for these post parcels and luggage based on the categories of goods and distance of transportation; while after January 1, 2005, we collect railway usage fees from the Professional Transportation Companies. In order to make itemized revenue from freight match freight volume, and remain comparable with previous years, these railway usage fees have been recorded, as appropriate, as revenues generated from freight dispatch, as well as freight reception and transit, based on the freight dispatched or received and transited. The modifications in the settlement method have not had a material effect on our revenues from freight transportation.

COMPETITION

     We are the sole railway service provider on the Guangzhou-Shenzhen corridor; therefore, we do not face any direct competition from other railway service providers within our service territory. However, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area, where our railroad connects with the Beijing-Guangzhou Line, and in the Dongguan area, where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We also face competition from the providers of a variety of other means of transportation within our service territory.

     With respect to passenger transportation, we face competition from bus services, which are available between Guangzhou and Hong Kong and between Guangzhou and Shenzhen. Bus fares are lower than the fares for our high-speed passenger train services. Furthermore, buses can offer added convenience to passengers by departing from or arriving at locations outside their central terminals, such as hotels. However, train services generally offer greater speed, safety and reliability than bus services. In addition, since the implementation of our "As-Frequent-As-Buses" Train Project in October 2001, our high-speed train services and through train services have enabled us to compete more effectively with bus operators in terms of speed and frequency. We also compete to a lesser extent with commercial air passenger transportation services and ferry services operating between Guangzhou and Hong Kong.

     With respect to freight transportation, we face increasing competition from truck transportation in the medium- and short-distance freight transportation market as the expressway and highway networks in our service region and neighboring areas have increasingly improved. By comparison, in the long-distance freight transportation market, especially in the areas where water transportation is not well developed, we offer many advantages compared to truck transportation due to the higher cost of truck transportation, susceptibility of truck transportation to traffic conditions and a scarcity of heavy duty trucks. Our freight transportation also competes with water transportation as the waterway networks have increasingly improved. Supported by its more extensive network, railway freight transportation is more competitive in terms of speed and safety compared to water transportation, especially in those areas that are far from coasts and main waterways. As air freight is very expensive and attracts a different group of customers, we consider that we do not face significant competition from air freight. In China, a significant portion of the bulky freight with low added-value is still transported by railroad.

EQUIPMENT, TRACKS AND MAINTENANCE

     As of December 31, 2006, we owned 12 diesel high-speed locomotives, five high-speed electric locomotives, 18 shunting locomotives, one high-speed electric passenger train, 147 semi-high-speed passenger coaches, 41 regular-speed passenger coaches and 112 long-distance express passenger train coaches. We also leased eight "Blue Arrow" high-speed electric train-sets from Guangzhou Zhongche Railway Rolling Stock Sales and Services Company Limited, or Guangzhou Zhongche.

     The freight cars we use are all leased from the MOR, to which we pay uniform rental fees and depreciation fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2004, 2005 and 2006 were approximately RMB65.5 million, RMB50.8 million and RMB40.8 million, respectively.

     From September 2000, we began to lease eight "Blue Arrow" high-speed electric train-sets from Guangzhou Zhongche to facilitate the development of our "As-Frequent-As-Buses" Train Project. We paid the lessor RMB103.2 million, RMB99.6 million and RMB106.6 million in 2004, 2005 and 2006, respectively, under the lease. We have various lease agreements for different train-sets expired between June 2006 and December 2006. We entered into an agreement for the purchase of twenty sets of Electric Multiple Units trains, or the EMUs, on August 9, 2005 with Bombardier Sifang Power (Qingdao) Transportation Ltd and Bombardier Sweden Transportation Ltd. These 20 sets of EMUs were originally scheduled to be delivered to us in the second half of 2007 to be used in the operation of the Guangzhou-Shenzhen high-speed passenger trains. Ten of them were delivered to us earlier than expected, which permitted us to start operations in April 2007, which are known as the "Concord". Each EMU has the speed of 200 km/h and we believe that the introduction of EMUs will strengthen our capability to deliver "safety, speed, comfort and quality" in transport services and increase our efficiency and competitiveness. Given that it was anticipated that the EMUs would be delivered to us at later times in 2007, we renewed the lease agreement for another year with Guangzhou Zhongche on June 22, 2006. The total rent for the eight Blue Arrows is RMB8.99 million per month. The term of renewal is 12 months and the rent is settled monthly.

     Our repair and maintenance facility, located near our Shipai passenger vehicle maintenance facility near Guangzhou East Station, provides services for the high-speed passenger coaches and locomotives we own or lease. This facility currently performs general maintenance and routine repairs on our equipment. Major repairs and overhauls are performed by manufacturers or qualified railway administrations or plants.

     We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last nine years, and are maintained and upgraded on an ongoing basis as required. In 2003, we replaced a whole section of steel rail amounting to 38 kilometers, 29 sets of wooden moveable center switches with 23 sets of cement moveable center switches, 1,042 meters of separate steel bars and 1,926 pieces of separate wooden crossties to sustain safety and stability of our railway. In 2004, we replaced 77 kilometers of worn-out tracks and upgraded 88 kilometers of electrified catenary network. In addition to that, we upgraded some power projects in the Shenzhen North Station to accommodate changes to our train routes and speed acceleration projects. In 2005, we replaced 23,203 pieces of various types of ties, 2.45 kilometers of high-speed wire rod rail, 566 pieces of mainline rails and receiving and dispatching rail, 344 sets of receiving and dispatching center switches and 1.56 kilometers of signal cable. In addition, we also screened certain ballast beds. In 2006 and early 2007, as part of our Fourth Rail Line construction, we made improvement to 24.6 kilometers of railroad.

     On January 1, 2007, the passenger and freight business of the Guangzhou-Pingshi Railway came under our control. As a result of this acquisition, our operation has expanded from a regional railway to a national trunk line network. Our operating railway distance has been extended from 152 kilometers to 481.2 kilometers, running vertically through the whole Guangdong Province. In addition, the expansion of our operation scale and scope of passenger and freight services as described above will allow us to benefit from greater economics of scale in our operations.

     In 2007, we continued the construction of the Fourth Rail Line. By April 18, 2007, we had substantially completed the construction. The completion of the construction will allow the high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, thus improving the transportation capacity of high-speed passenger trains, domestic long-distance trains and freight trains.

SUPPLIERS AND SERVICE PROVIDERS

     We purchase our locomotives and coaches, as well as most other railway equipment and materials, directly from China Northern Locomotive & Rolling Stock Industry (Group) Corporation, China Southern Locomotive & Rolling Stock Industry (Group) Corporation and China Railway Materials and Supplies Corporation, all of which are state-owned enterprises. In addition, we purchased the EMUs from Bombardier Sifang Power (Qingdao) Transportation Ltd., a Sino-foreign equity joint venture, and Bombardier Sweden Transportation Ltd. We also purchase equipment from foreign vendors or other domestic suppliers. We are not materially dependent upon any overseas suppliers.

     We lease a portion of the locomotives and rolling stock that are used in our transportation operations from GRGC and its subsidiaries, who also provide services for these locomotives and rolling stock under contracts which stipulate fees based on a cost plus profit formula. The profit portion is fixed for a 10-year term of the relevant contract at 8% of costs. Costs include all actual costs related to providing and servicing the locomotives and rolling stock. Because such costs are affected by inflation, we are subject to inflationary risks in connection with our payment obligations under these contracts. GRGC and some of its subsidiaries, such as Guangmeishan Railway Company, have similar agreements with us to provide services and assistance with respect to our railroad operations. In addition, GRGC has been appointed as the project manager of the construction of the Fourth Rail Line. GEDC provides public security and housing for our employees and their families under a contract and in exchange for fee payments. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us as contemplated under the contractual arrangements made upon our Restructuring.

     Under the Rules Governing the Listing of Securities on the Hong Kong Exchange, or the HKSE Listing Rules, transactions between us and our connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Stock Exchange of Hong Kong. Under certain waivers granted by the Stock Exchange of Hong Kong in connection with our original listing of H shares in May 1996, our independent non-executive directors review and certify annually that these contracts are entered into on normal commercial terms that are fair and reasonable to us. The above transactions are exempted from the strict compliance of the requirements under the HKSE Listing Rules in relation to connected transactions, subject to certain conditions set forth in the waiver letter issued by the Stock Exchange of Hong Kong. On January 13, 2006, we entered into a provisional comprehensive services agreement with GRGC, or the GRGC Provisional Comprehensive Services Agreement, and a comprehensive services agreement with GEDC, or the GEDC Comprehensive Service Agreements, both of which became effective on March 3, 2006 after being approved by our shareholders' general meeting.

On April 19, 2007, we and GEDC entered into a supplemental agreement to the GEDC Comprehensive Services Agreement that shortened the term of the GEDC Comprehensive Services Agreement to December 31, 2007 and increased the annual cap on related party transactions from RMB76.4 million to RMB139.7 million.

     In 2006, the total amount of the payments we made to GRGC and its subsidiaries accounted for 15% of our railroad business operating costs for the year. In addition, project management fee of RMB9.3 million was paid to GRGC for managing the construction of the Fourth Rail Line. See "Item 7B. Related Party Transactions."

     The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2005 and 2006, we paid approximately RMB125.5 million and RMB130.7 million, respectively, in electricity charges.

     Our five largest customers accounted for less than 30% of our revenue and our five largest suppliers of raw materials accounted for less than 30% of our purchases in 2006.

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

TRANSPORT OPERATIONS

     The transport operations of the PRC national railway system are organized under the centralized control and management of the MOR. In order to promote efficient utilization of the railroad network nationwide, the MOR directly manages and coordinates traffic flow on national trunk lines and through any connection points, where two rail lines operated by different companies connect to each other, in the system. Based on route capacity, available equipment and national priorities, the MOR allocates to the 18 group companies authority to make routings on trunk lines, allocates numbers and types of freight cars to the group companies and specifies requirements to dispatch empty freight cars to designated locations in order to facilitate freight car circulation within the national railway system. Within the allocations set by the MOR, each group company and administration manages and coordinates traffic within its own jurisdiction.

     Our passenger and freight operations that involve long-distance routing beyond our own lines, such as the routing of freight trains to Shanghai, are conducted, in general, pursuant to quota allocations from GRGC based on the quota allocations GRGC receives from the MOR. The plans and schedules for our passenger and freight services that are conducted solely on our own lines are determined by ourselves; while our passenger and freight services that run beyond our own lines are subject to overall planning and scheduling of GRGC and/or the MOR.

     Since March 1996, the MOR and GRGC have provided us with substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet passenger demand. On October 21, 2001, we successfully launched our "As-Frequent-As-Buses" Train Project, which provides intercity express train services. As of December 31, 2006, the total number of intercity express trains running daily between Guangzhou and Shenzhen was 67 pairs including ten standby trains. We currently have 41 pairs of long-distance trains and 13 pairs of through trains.

     Where our service runs beyond our own line, clearance by and coordination with GRGC is necessary. To the extent that we operate long-distance services beyond GRGC's jurisdiction, they are subject to coordination and clearance by the MOR. In addition, in order to enable GRGC and the MOR to allocate freight cars and control traffic going through connection points, we are required to provide GRGC with prior written notice, on a monthly basis, of the number and types of freight cars we will require, as well as the number of our freight trains that will go through particular connection points. Furthermore, we must still carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR or GRGC. Revenues from military and diplomatic transport generally account for less than 1% of our total transportation revenues. Emergency aid transport is required only during periods of rare natural disasters declared by the PRC government, and is provided free of charge.

PRICING

     In general, the MOR is responsible for preparing a proposal for the baseline pricing standards for the nationwide railway system with respect to freight and passenger transportation. Such proposed pricing standards will take effect after being approved by and/or filed with relevant PRC government authorities.

     Pursuant to relevant approvals from the MOR and other relevant PRC government authorities, we have broad discretion to adjust and determine our service price. With respect to our freight transportation services within our own lines, we may set our prices within a range between 50% to 150% of national price levels. With respect to our passenger transportation services, we may set the prices for our regular speed Guangzhou-Shenzhen trains within a range between 25% to 225% of national price levels, and may freely determine the prices for our high-speed express trains between Guangzhou and Shenzhen. In addition, we set the prices for our Hong Kong Through Trains in consultation with KCR, our business partner and the prices for our Hong Kong Through Trains are higher than the prices we charge for our domestic train services.

ENVIRONMENTAL PROTECTION

     We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have six wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2006, our environmental protection-related expenses were approximately RMB1.1 million as compared to RMB1.7 million in 2005.

INSURANCE

     Pursuant to applicable PRC regulations, we are liable for the compensation to passengers for bodily injury arising from accidents up to the limit of RMB60,000/person, including transportation business liability compensation amounting to RMB40,000/person. With respect to loss of or damage to baggage, parcels and freight, our customers may elect to purchase insurance administered by the MOR for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB15 for each kilogram of damaged or lost baggage and/or parcels. Similarly, freight transport customers who elect not to purchase insurance may recover up to RMB2,000 for each tonne of damaged or lost freight if insured by weight.

     We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will have to cover losses and damages out of our own pockets. See "Item 3D. Risk Factor - Risks Relating to Our Business - we have very limited insurance coverage".

     We maintain retirement insurances and medical insurances for our employees in accordance with applicable insurance laws and regulations in Guangzhou and Shenzhen, as applicable. In addition, we have taken out work-related personal injury insurance policies and child-bearing insurance for our employees.

ITEM 4C. ORGANIZATIONAL STRUCTURE

     The following table lists the significant subsidiaries of Guangshen Railway Company Limited as of December 31, 2006:

                                                                COUNTRY OF    PERCENTAGE OF INTEREST HELD
                            NAME                              INCORPORATION       BY GUANGSHEN RAILWAY
                            ----                              -------------   ---------------------------
DIRECTLY HELD BY THE COMPANY(1) (2)

Guangzhou East Station Dongqun Trade and Commerce Service
   Company                                                         PRC                     100%
Shenzhen Fu Yuan Enterprise Development Company                    PRC                     100%
Shenzhen Guangshen Railway Travel Service Ltd.                     PRC                     100%
Shenzhen Jing Ming Industrial & Commercial Company Limited         PRC                     100%
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and
   Unloading Company                                               PRC                      55%
Dongguan Changsheng Enterprise Company                             PRC                      51%
Shenzhen Railway Station Passenger Services Company Limited        PRC                     100%
Guangzhou Tielian Economy Development Company Limited (3)          PRC                   50.50%

INDIRECTLY HELD BY THE COMPANY

Shenzhen Nantie Construction Supervision Company                   PRC                     100%
Shenzhen Guangshen Railway Economic and Trade Enterprise
   Company                                                         PRC                     100%
Shenzhen Railway Property Management Company Limited               PRC                     100%
Shenzhen Yuezheng Enterprise Company Limited                       PRC                     100%
Shenzhen Road Multi-modal Transportation Company Limited           PRC                      60%

----------
(1) Before June 13, 2006, we held 100% equity interest in Shenzhen Guangshen Railway Civil Engineering Company, or Shenzhen Civil Engineering. On June 13, 2006, we entered into a share transfer agreement with Guangzhou Railway Economic and Technological Development General Company, a related party pursuant to which, we transferred a portion of the equity interest in Shenzhen Civil Engineering to Guangzhou Railway Economic and Technological Development General Company. Following the completion of such share transfer, we hold 49% equity interest in Shenzhen Civil Engineering and Shenzhen Civil Engineering is no longer one of our consolidated subsidiaries.

(2) Shenzhen Railway Station Travel Service Company, for which we held 75% equity interest, has ceased operations and plans to cancel its registration with relevant government authorities in the second half of 2007.

(3) On January 17, 2006, we acquired an additional 16.5% equity interest in Guangzhou Tielian Economy Development Company Limited, or Tielian, from another shareholder of Tielian. As a result, the total equity interests held by us of Tielian increased from 34% to 50.5%, and Tielian became a consolidated subsidiary of us.

ITEM 4D. PROPERTY, PLANT AND EQUIPMENT

     We occupy a total area of approximately 11.81 million square meters.

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

     As of December 31, 2006, land use right certificates, or Land Certificates, of certain parcels of land of the Company with an aggregate area of approximately 1,733,987 square meters had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Company to apply for and obtain the Land Certificates and it should not lead to any material adverse impact on the operations of the Company. The Company is in the process of applying for these certificates. Accordingly, no provision for impairment was considered necessary.

     In addition, as of December 31, 2006, ownership certificates of certain buildings, or Building Ownership Certificates, of the Company with an aggregate area of approximately 252,247 square meters had not been obtained by the Company. After consultation with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operations of the Company. The Company is in the process of applying for these certificates. Accordingly, no provision for fixed assets impairment was considered necessary.

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

     As of December 31, 2006, we had 18 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 402,400 square meters.

     For additional information regarding our property, plant and equipment, see "Item 4B. Business Overview-Equipment and Track Maintenance" and Notes 7 and 9 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     We do not have any unresolved Staff comments that are required to be disclosed under this item.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with our consolidated financial statements contained elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain material respects from United States Generally Accepted Accounting Principles. For a discussion of the differences that affect Guangshen Railway, see Note 38 to our audited consolidated financial statements included elsewhere in this annual report. During 2006, we changed the accounting policy relating to fixed assets from the revaluation basis of accounting to cost basis. Accordingly, the relevant financial information for the years ended December 31, 2004 and 2005 that is affected by such a change had been restated.

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

     For the year ended December 31, 2006, our total revenues were RMB3,594.5 million, profit attributable to shareholders was RMB771.5 million, and earnings per share were RMB0.17. Railroad business revenues accounted for 94.5%, 94.6% and 96.4% of our total revenues in 2004, 2005 and 2006, respectively.

     Passenger transportation business is our most important business. In 2006, we continued to enhance the operation of the Guangzhou-Shenzhen high speed passenger trains and the Canton-Kowloon through trains, to improve our transportation capacity, to increase the operation of standby trains during holidays, to increase the frequency of stopping at intermediary stations, and to initiate passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and to refurbish our passenger stations for the convenience of passengers to attract more passengers. In 2006, the total number of passengers was 51.9 million, representing an increase of 5.8% from 2005; passenger transportation revenues were RMB2,841.0 million, representing an increase of 13.1% from 2005.

     We transported a total of 30.7 million tonnes of freight in 2006, representing a decrease of 3.7% from 2005. Freight transportation revenues in 2006 were RMB624.8 million, representing an increase of 6.2% compared to 2005.

     Revenues from our other businesses were RMB128.6 million in 2006, representing a decrease of 27.5% from 2005.

     In December 2006, we completed our initial public offering of 2.75 billion shares of A shares, which are listed for trading on Shanghai Stock Exchange and we raised approximately RMB10.0 billion from the A Share Offering. On January 1, 2007, the passenger and freight business of the Guangzhou-Pingshi Railway came under our control. Accordingly, we consider January 1, 2007 as the effective date of acquisition for accounting purposes.

     In 2006, pursuant to the new PRC Company Law and in consideration of the A Share offering, we amended certain articles of our Articles of Association. In addition, we formulated our Rules Governing the Work of Secretary of the Board. We continued the establishment of an internal control system in accordance with the requirements of the Sarbanes-Oxley Act of 2002.

A SHARE OFFERING, VERY SUBSTANTIAL ACQUISITION AND CONTINUING RELATED PARTY TRANSACTIONS

     On November 15, 2004, we entered into the Acquisition Agreement with Yangcheng Railway Company for the acquisition of the railway transportation business between Guangzhou and Pingshi, a city on the border between Guangdong Province and Hunan Province, operated by Yangcheng Railway Company and the assets and liabilities relating to such business. The consideration of the Acquisition is approximately RMB10.0 billion. In order to finance the Acquisition, we issued 2.75 billion A shares and used the proceeds from the A Share Offering to pay the consideration of the Acquisition. On December 28, 2006, we paid approximately RMB5.27 billion from the proceeds raised from the A Share Offering to Yangcheng Railway Company.

     On January 1, 2007, the passenger and freight business of the Guangzhou-Pingshi Railway became under the control of the Company. Accordingly, the Company considers January 1, 2007 as the effective date of acquisition for accounting purposes.

     Prior to the A Share Offering, Yangcheng Railway Company and the Company were both controlled by the MOR, as the MOR indirectly held controlling interests in both companies. Subsequent to the A Share Offering in December 2006, the equity interest of the MOR in the Company reduced to approximately 41%. On January 1, 2007, Yangcheng Railway Company and the Company were no longer under common control. As a result, such transaction does not constitute a business combination under common control, because the Company and Yangcheng Railway Company are not ultimately controlled by the same party, i.e., the MOR, both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting with the acquired identifiable assets, liabilities and contingent liabilities stated at their respective fair values as at the date of acquisition.

     We have engaged qualified accountants to conduct an audit of the acquired assets to determine the final consideration for the purpose of determining of the remaining amount to be paid to Yangcheng Railway Company. In addition, we have also engaged an appraisal company to assess the respective fair values of the identifiable assets and liabilities acquired as at January 1, 2007. We believe that the completion of the acquisition will have a material impact on the operating scale, financial position and operating results of our Company. Details of the acquisition and its impact on the Company are set out in Notes 36 and 20 to our audited consolidated financial statements included elsewhere in this annual report.

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

     PRC Policies. We enjoy certain preferential policies granted by the PRC government. For example, as a company located in the Shenzhen Special Economic Zone, we currently enjoy a preferential income tax rate of 15%, rather than the 33% income tax rate generally applicable to domestic companies in the PRC. In addition, we are allowed to be more flexible in making the price for both the passenger transportation and the freight transportation as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will affect our results of operations.

     See "Item 3D. Risk Factors - Risks Relating to Our Business - Any material adverse changes to our preferential income tax status could have a material effect on our results of operations" for additional information, including the unified enterprise income tax rate that will become effective in 2008.

REVENUES

     In 2006, our total revenues were RMB3,594.5 million, representing an increase of 9.7% from RMB3,276.9 million in 2005. Revenues from our passenger transportation service, our freight transportation service and our other businesses accounted for 79.0%, 17.4% and 3.6%, respectively, of our total revenues in 2006. Revenues from our passenger transportation service and our freight transportation service accounted for 82.0% and 18.0%, respectively, of our revenues from our railroad transportation businesses in 2006.

     Passenger transportation service. Passenger transportation remains our most important business. As of December 31, 2006, we operated 123 pairs of passenger trains daily, representing an increase of one pair from the number in operation as of December 31, 2005. There were 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen; 13 pairs of Hong Kong Through Trains and 41 pairs of long-distance passenger trains, an increase of one pair compared to 2005.

     In 2006, our total number of passengers was 51.9 million, representing an increase of 5.8% from 49.1 million in 2005. Our revenue from passenger transportation was RMB2,841.0 million, representing an increase of 13.1% from RMB2,511.2 million in 2005.

     The following table sets forth our revenues from passenger transportation and the number of our passengers for the three years ended December 31, 2006:

                                                  YEAR ENDED DECEMBER 31,        CHANGE IN
                                             ---------------------------------   2006 FROM
                                                2004        2005        2006       2005
                                             ---------   ---------   ---------   ---------
Revenue from passenger
   transportation (RMB thousands) ........   2,259,671   2,511,156   2,841,045     13.1%
Total passengers (thousands) .............      46,012      49,058      51,923      5.8%
Revenue per passenger (RMB) ..............       49.11       51.19       54,72      6.9%
Total passenger-kilometers (millions) ....     4,200.2    4,539.10     4,842.7      6.7%
Revenue per passenger-kilometer (RMB) ....        0.54        0.55        0.59      7.3%

     In 2006, we made the following adjustments to the prices of our passenger transportation services: (1) during the Spring Festival, we adjusted the passenger fares of different classes of our long-distance domestic train services; and (2) during the New Year holidays, the Spring Festival holidays, the Labor Day holidays and the National Day holidays, we increased the fares of our high-speed passenger trains and regular-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip journey.

     Freight transportation. Freight transportation is another important business for us. In 2006, due to the increase of the tariffs for freight transportation initiated by the MOR, our revenues from freight transportation business grew despite the decrease in total freight tonnage we shipped. The total tonnage of freight transported by us in 2006 was 30.7 million tonnes, representing a decrease of 3.7% from 31.9 million tonnes in 2005. In 2006, in order to attract more freight business, we continued to offer price discounts for freight transportation of steel, coal, corn, beverages, containers, rice and plastics as in 2005. In 2006, our revenues from freight transportation business were RMB624.8 million, representing an increase of 6.2% from RMB588.3 million in 2005.

     - In 2006, our outbound freight tonnage was 7.6 million tonnes, representing a decrease of 10.4% from 8.5 million tonnes in 2005. Our outbound freight revenues were RMB144.8 million, representing an increase of 3.9% from RMB139.3 million in 2005.

     - In 2006, our inbound and pass-through freight tonnages were 23.125 million tonnes, representing a decrease of 1.3% from 23.433 million tonnes in 2005. Our inbound and pass-through freight revenues were RMB331.5 million in 2006, representing an increase of 7.6% from RMB308.0 million in 2005.

     - In 2006, our revenues from storage, loading and unloading and other miscellaneous items were RMB148.5 million, representing an increase of 5.3% from RMB141.0 million in 2005.

     The following table sets forth our revenues from freight transportation and the volumes of commodities we shipped for the three years ended December 31, 2006:

                                                       YEAR ENDED DECEMBER 31,     CHANGE IN
                                                     ---------------------------   2006 FROM
                                                       2004      2005      2006      2005
                                                     -------   -------   -------   ---------
Revenue from freight transportation
   (RMB thousands) ...............................   611,807   588,310   624,839      6.2%
Total freight tonnes (thousands of tonnes) .......    34,199    31,893    30,708     (3.7%)
--Revenues from outbound freight transportation ..   113,421   139,340   144,848      3.9%
--Revenues from inbound and pass-through
    transportation ...............................   323,108   307,962   331,477      7.6%
--Revenues from storage, loading and unloading
   and other miscellaneous items .................   175,278   141,008   148,514      5.3%
Revenue per tonne (RMB) ..........................     17.89     18.45     20.35     10.3%
--Outbound freight tonnage .......................     8,241     8,460     7,582    (10.4%)
--Inbound and pass-through freight tonnage .......    25,958    23,433    23,125     (1.3%)
Total tonne-kilometers (millions) ................   2,489.5   2,294.8    2,2763     (0.8%)
Revenue per tonne-kilometer (RMB) ................      0.25      0.26      0.27      3.8%

     In 2006, we made the following adjustments to the prices of our freight transportation services: (i) in accordance with the increase in the national price levels for railway freight transportation initiated by the MOR, we increased the prices of our freight transportation services accordingly; and
(ii) we offered certain price discounts to some categories of freight to maintain existing business and attract new freight business.

     Other Businesses. Our other businesses mainly consist of sales of goods and food, advertising and tourism services on board and in stations. Revenues from other businesses in 2006 were RMB128.6 million, representing a decrease of 27.5% from RMB177.5 million in 2005. The substantial decrease in revenues from other businesses was due to our disposal of some of our other businesses in 2006.

     The table below sets forth a breakdown of our revenues from the different categories of other businesses for the three years ended December 31, 2006:

                                        YEAR  ENDED DECEMBER 31,
                                      ---------------------------
                                        2004      2005      2006
                                      -------   -------   -------
                                            (RMB THOUSANDS)
On-board and station sales ........    48,496    29,172    33,846
Station services ..................    45,206    39,430    29,814
Tourism, advertising and others ...    72,969   108,860    64,930
                                      -------   -------   -------
   Total ..........................   166,671   177,462   128,590
                                      =======   =======   =======

OPERATING EXPENSES

     In 2006, our total operating expenses were RMB2,693.9 million, representing an increase of 6.5% from RMB2,529.7 million in 2005. The following table sets forth, as a percentage of our railroad revenues, the principal operating expenses associated with our railroad businesses for 2004, 2005 and 2006:

                                                                    YEAR ENDED DECEMBER 31,
                                                                 ----------------------------
                                                                   2004      2005       2006
                                                                 -------   -------    -------
Railroad businesses revenues (RMB millions)...................   2,871.5   3,099.5    3,465.9
Labor and benefits ...........................................        21%       19%        21%
Equipment leases and services ................................        16%       16%        18%
Materials and supplies .......................................         9%        9%         8%
Repair costs, excluding materials and supplies ...............         8%        8%         6%
Depreciation (and amortization of leasehold land payments) ...        10%        9%         9%
Utility and office expenses ..................................         3%        4%         3%
Fee for social services ......................................         3%        3%         2%
Others .......................................................         4%        4%         2%
Operating expenses ratio(1) ..................................        77%       77%        73%
Railroad businesses operating margin .........................        23%       25%        27%

----------
(1) Total railroad operating expenses as a percentage of railroad businesses revenues.

     Railway Operating Expenses. Our total railway operating expenses increased by 8.1% from RMB2,529.7 million in 2005 to RMB2,693.9 million in 2006. The following sets forth a breakdown of major changes by line item:

     - Business tax. Our business tax in 2006 was RMB98.6 million, representing an increase of 13.9% from RMB86.6 million in 2005. The increase was mainly due to the increase in revenues of the Company.

     - Labor and benefits. In 2006, our labor and benefits expenses amounted to RMB718 million, representing an increase of 20.2% from RMB597.3 million in 2005. The increase was mainly due to (i) the implementation of the performance based salary policy; steady improvement of operating results in 2006 resulting in the overall increase in employees' salaries and benefits; (ii) the increase in the number of related operation staff and workload as a result of the increase in the number of long-distance trains in operation during the year; (iii) pursuant to an early retirement scheme implemented by the Company in 2006, certain employees who meet certain criteria were provided with an offer to early retire and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Company, until they reach the statutory retirement age. Under the terms of that scheme, all applications are subject to the approval of the Company. Expenses incurred on such employee early retirement benefits have been recognized in the income statement when the Company approved such application from the employees. We recorded such expenses in the amount of RMB22.4 million in the year ended December 31, 2006.

     - Materials and supplies. Our materials and supplies expenses consist mainly of materials, fuel, water and electricity expenses. In 2006, our materials and supplies expenses were RMB268.3 million, representing a decrease of 5.5% from RMB283.9 million in 2005. The decrease was mainly due to the reduction of materials used in repairs.

     - Depreciation. Our depreciation expenses of fixed assets increased by 9.8% from RMB289.2 million in 2005 to RMB317.4 million in 2006, mainly due to the increase in the fixed assets during the year.

     - Repair (excluding materials and supplies). Our repair expenses decreased by 19.2% from RMB263.0 million in 2005 to RMB212.4 million in 2006, primarily due to the decrease in railway repair workload we outsourced to other companies during the year.

     - Equipment leases and services. Our expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2006, our expenses relating to equipment leases and services amounted to RMB633 million, representing an increase of 24.7% from RMB507.6 million in 2005. This was mainly due to (i) the increase in operation of long-distance passenger trains, which led to the corresponding increase in railway usage fees; and (ii) the increase in the number of temporary passenger trains operated during the Spring Festival season in 2006, which led to the increase of related equipment leases and services fees.

     - Social services. Our social services fees in 2006 were RMB74.5 million, representing a decrease of 4.7% from RMB78.2 million in 2005. The decrease was primarily due to the fact that we made a one-time payment of medical insurance expenses to our retired employees in 2005, while we did not make such payment in 2006.

     - Utility and office expense. Our utility and office expense decreased by 6.2% from RMB109.7 million in 2005 to RMB102.9 million in 2006. This was mainly due to the decrease in the provision for impairment in 2006.

PROFIT FROM OPERATIONS

     Our profit from operations increased by 20.8% from RMB798.8 million in 2005 to RMB965.2 million in 2006 due to the increase in our total revenues.

TAXATION

     As we are registered and established in the Shenzhen Special Economic Zone, our railroad businesses are currently subject to income tax at a rate of 15%. According to relevant tax regulations, our other businesses and our subsidiaries are subject to income tax at the rate of either 15% or 33%, depending on the location of incorporation. Our income tax expense was RMB149.2 million in 2006, representing an effective tax rate of 16.2% and an increase of RMB39.0 million compared to RMB110.2 million in 2005.

     On March 16, 2007, the National People's Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which will take effect from January 1, 2008. According to the new EIT Law, the preferential income tax rate of 15% that is currently applicable to companies incorporated in Shenzhen (like us) and other special economic zones will be phased out in five years beginning from January 1, 2008, and after such five-year period, the applicable tax rate applicable to us will become 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC with minor exceptions. To this date, the relevant authorities have not yet issued any detailed rules implementing the new EIT Law concerning the applicable income tax rates, computation of taxable income, as well as any phase out of specific preferential tax treatments, and the related measures for the transitional periods from 2008 and onwards have not been clarified. Consequently, we are not in a position to reasonably assess the impact, if any, of the carrying values of deferred tax assets and deferred tax liabilities resulting from the implementation of the new EIT Law. The Company will further evaluate the impact to its operating results and financial positions of future periods when more detailed measures and other related regulations are announced.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

     Our consolidated net profit increased by 19.3% from RMB647.0 million in 2005 to RMB771.5 million in 2006.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

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

     Passenger transportation service. In 2005, the total number of passengers was 49.1 million, representing an increase of 6.6% from 2004; passenger transportation revenues were RMB2,511.2 million, representing an increase of 11.1% from 2004 due to the increase of the number of the passengers.

     Freight transportation. During 2005, we transported a total of 31.9 million tonnes of freight, representing a decrease of 6.7% from 34.2 million tonnes in 2004. Our freight transportation revenues in 2005 were RMB588.3 million, representing a decrease of 3.8% from RMB611.8 million in 2004. The decrease was mainly due to the severe competition from other means of transportation and the centralized upward adjustments of railway freight tariffs.

     - Our outbound freight tonnage in 2005 was 8.46 million tonnes, representing an increase of 2.7% from 8.24 million tonnes in 2004. Our outbound freight revenues were RMB139.3 million, representing an increase of 22.9% from RMB113.4 million in 2004. The increase in outbound freight tonnages in 2005 was mainly due to (i) the continuing increase in demand for imported raw materials such as coal and ore owing to the continuous and rapid economic growth in mainland China;(ii) the centralized upward adjustments of railway freight tariffs implemented since April 2005 had exerted positive influence on the increase in outbound freight revenue; and (iii) in order to enhance competitiveness, the Company endeavored to maintain the current sources of freight and explore for new freight through providing preferential tariffs, improving service quality and strengthening relations with consignors.

     - Our inbound and pass-through freight tonnages in 2005 were 23.43 million tonnes, representing a decrease of 9.7% from 25.96 million tonnes in 2004. Our inbound and pass-through freight revenues were RMB308.0 million in 2005, representing a decrease of 4.7% from RMB323.1 million in 2004. The decrease in inbound and pass-through freight tonnages was mainly due to (i) the progressive improvement of road, water and air transportation networks of mainland China, bringing fiercer competition to railway freight transportation market and (ii) the centralized upward adjustments of railway freight tariffs implemented nationwide since April 2005 had led to the transfer of part of the freight sources to other means of transport.

     - Our revenues from storage, loading and unloading and other miscellaneous items in 2005 were RMB141.0 million, representing a decrease of 19.6% from RMB175.3 million in 2004. The decrease was mainly due to the decline in inbound and pass-through freight volume.

     Other Businesses. Our other businesses mainly consist of sales of goods and food, advertising and tourism services on board and in stations. Revenues from other businesses in 2005 were RMB177.5 million, representing an increase of 6.5% from RMB166.7 million in 2004.

OPERATING EXPENSES

     In 2005, our total operating expenses were RMB2,529.7 million, representing an increase of 6.8% from RMB2,369.4 million in 2004.

     Railway Operating Expenses. Our total railway operating expenses increased by 6.2% from RMB2,203.3 million in 2004 to RMB2,339.4 million in 2005. The following sets forth a breakdown of major changes by line item:

     - Business tax. Our business tax in 2005 was RMB86.6 million, representing an increase of 3.4% from RMB83.7 million in 2004. The increase was mainly due to the increase in revenues of the Company.

     - Labor and benefits. In 2005, our labor and benefits expenses amounted to RMB597.3 million, which remained stable from RMB604.8 million in 2004.

     - Materials and supplies. Our materials and supplies expenses consist mainly of fuel, water and electricity expenses. In 2005, our materials and supplies expenses amounted to RMB283.9 million, representing an increase of 15.6% from RMB245.5 million in 2004. The increase was mainly due to: (i) the increased consumption of materials and supplies resulted from the increased number of trains in operation during the year; (ii) the increase in the consumption of materials arisen from the increased investment in flood-control and maintenance of railway line to ensure the safety thereof and (iii) the ongoing increase in the prices of oil and electricity because of short supply, which led to the increase of related costs of the Company.

     - Depreciation. Our depreciation expenses of fixed assets decreased by 2.3% from RMB296 million in 2004 to RMB289.2 million in 2005, mainly due to the disposal of some useless assets during the year, some of which had come to the end of their service life during the year.

     - Repair. Our repair expenses increased by 21.6% from RMB216.3 million in 2004 to RMB263.0 million in 2005, primarily due to (i) the increased number of locomotives and vehicles that underwent overhaul, leading to the increase in repair expenses on related equipment; (ii) the refurbishment of structures and houses to provide better service to passenger and to improve the living and working environment of the employees, which caused an increase in the repair expenses and (iii) the increase in the expenses on the repair and maintenance of facilities such as rail lines and electrical equipment to satisfy the requirement for transportation safety as a result of increased transportation volume.

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

     - Social services. Our social services fees in 2005 were RMB78.2 million, representing a decrease of 7.6% from RMB84.6 million in 2004. The reason for the decrease was mainly due to the segmentation reform of principal and subordinate businesses of the railway industry implemented in 2004, as a result of which, the hospitals and schools that used to provide medical and education services to the Company were transferred to local authorities, thus the Company had to pay a certain amount of subsidies in accordance with the government policies, while in 2005, the Company was not required to pay such fees.

     - Utility and office expense. Our utility and office expense increased by 40% from RMB78.1 million in 2004 to RMB109.7 million in 2005. This was mainly due to the increase in our revenues and the disappearance of SARS epidemic, which has resulted in an increase in our utility and office expense.

PROFIT FROM OPERATIONS

     Our profit from operations increased by 11.4% from RMB716.9 million in 2004 to RMB798.8 million in 2005 due to the increase in our total revenues.

TAXATION

     Our income tax expense was RMB110.2 million in 2005, representing an effective tax rate of 14.6% and an increase of RMB6 million compared to RMB104.2 million in 2004.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

     Our consolidated net profit increased by 7.8% from RMB600.3 million in 2004 to RMB647 million in 2005.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set out in Note 2 to our audited consolidated financial statements. IFRS also requires us to exercise our judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4 to our audited consolidated financial statements included elsewhere in this annual report. Although these estimates are based on our best knowledge of current events and actions, actual results ultimately may differ from those estimates.

FIXED ASSETS

     The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use.

     Under IFRS, the Company is allowed to use the revaluation model or historical cost model to account for its fixed assets. In 2006, the Company changed its accounting policy in respect of fixed assets from the revaluation model to the historical cost model. The change was made after taking into consideration of the following factors:

- the railway industry is a special industry in the PRC, controlled by the PRC government. There is no ready and reliable open market environment. As a result, the financial statements prepared under the revaluation basis will not provide meaningful and useful information to the investors;

- research conducted by our management reveals that historical cost model is more consistent with the local industry practice; and

- historical cost model would improve comparability of financial condition and results of operations of the Company with other operators.

     This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is set forth below:

                                               2004         2005         2006
                                              RMB'000      RMB'000      RMB'000
                                            ----------   ----------   ----------
Decrease in fixed assets                    (1,084,205)  (1,044,686)    (982,268)
Increase in deferred tax asset                 162,631      156,703      147,340
Increase in retained earnings, net of tax      346,783      380,374      433,429
Decrease in share premium                   (1,268,357)  (1,268,357)  (1,268,357)
                                            ----------   ----------   ----------
Decrease in depreciation expense                38,548       39,519       62,417
Increase in income tax expense                  (5,782)      (5,927)      (9,362)
                                            ----------   ----------   ----------
Earning per share for profit attributable
   to the equity holders of the Company
   during the year
- Basic (RMB)                                     0.01         0.01         0.01
                                            ----------   ----------   ----------

     Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

     Depreciation is calculated using the straight-line method to write off the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings                              25 to 40 years
Leasehold improvements                 over the lease terms
Track, bridges and service roads       55 to 100 years (Note a)
Locomotives and rolling stock          20 years
Communications and signaling systems   8 to 20 years
Other machinery and equipment          7 to 25 years

----------
Note a: The estimated useful lives of tracks, bridges and service roads exceed the initial lease period of the respective land use right lease grants on which these assets are located or the Lease Term. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, we have the right to a renewal period that is equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. We consider the approval process to be perfunctory, and therefore have determined the estimated useful lives of these assets to extend beyond the initial Lease Term.

     The assets' residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

     Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

     Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognized within other gain or loss in the income statement.

RECEIVABLES

     Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial re-organization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement as "operating expenses". When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

IMPAIRMENT OF NON-FINANCIAL ASSETS

     Non-financial assets that are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING (DEFERRED STAFF COSTS)

     The Company implemented a scheme, or the Scheme, for selling staff quarters to its employees in 2000. Under the Scheme, the Company sells certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees.

The total housing benefits, or the Benefits, which represented the difference between the net book value of the staff quarters to be sold and the proceeds collected from the employees, are expected to benefit the Company over 15 years, which is equal to the estimated remaining average service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred staff costs and the balance is amortized over the estimated remaining service period of the employees participating in the Scheme.

     At each balance sheet date, the Company assesses whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indications exist, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred staff costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

     As of December 31, 2006, unamortized deferred losses, which were recorded as deferred staff costs on our balance sheet, were RMB120.7 million.

RECLASSIFICATION OF CERTAIN COMPARATIVE FIGURES

     Housing fund payable which was recorded within "Accruals and other payables" in the prior year has been reclassified to "Housing fund payable" to conform to the presentation of the balance sheet in the current year.

     Certain employee benefit expenses in the amount of RMB109.7 million, which were recorded as "utility and office expenses" in the prior year have been reclassified to be recorded as "labor and benefits" to conform with the presentation of the income statement for the year ended December 31, 2006.

CHANGES IN ACCOUNTING POLICY

     In 2006, the Company changed its accounting policy in respect of fixed assets from the revaluation model to the historical cost model. See "-Fixed Assets".

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

     Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

     We generated approximately RMB1,112.0 million of net cash flow from operating activities in 2006. Substantially all of our revenues were received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenues generated from our other businesses were also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

     In 2006, other than operating expenses, our cash outflow mainly related to the following:

     - capital expenditures of approximately RMB3,202.7 million as described below, representing an increase of 101.6% from RMB1,588.4 million in 2005;

     - purchasing the operating assets of the Guangzhou-Pingshi Railway in the amount of approximately RMB5.27 billion; and

     -    payment of dividends of approximately RMB520.7 million.

     Our capital expenditures for 2006 consisted primarily of the following projects:

          - construction of the Fourth Rail Line between Guangzhou and Shenzhen and the ancillary facilities;

          -    purchasing additional locomotives;

          -    upgrading and expanding Guangzhou East Station;

          - building the computerized ticketing system for our "As-Frequent-As-Buses" Train Project between Guangzhou and Shenzhen;

          -    second phase comprehensive upgrading of Shenzhen Station; and

          -    upgrading station rooms at Shilong Station.

     Funds not required for immediate use are kept in short and medium-term investments and bank deposits. We had short term deposits of approximately RMB169.7 million and cash equivalents of RMB5,851.8 million as of December 31, 2006.

     As of December 31, 2006, the Company had an overdue time deposit in the amount of approximately RMB31.4 million placed with Zengcheng Licheng Urban Credit Cooperative. The Company had initiated legal proceedings and obtained a judgment against the debtor in our favor regarding the repayment. However, as the judgment debtor was undergoing restructuring, the court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the net assets and 1.27% of the total current assets of the Company and has no material impact on the capital usage and operations of the Company. The Company had presented the gross outstanding balance in other receivables and full provision had been made for impairment in prior years..

     Except for such overdue time deposit, we have no other overdue time deposit that has not been repaid. We have not encountered any difficulty in withdrawing deposits. We have placed most of our deposits with other state-owned commercial banks in the PRC and the Railway Deposit-taking Centre.

     As of December 31, 2006, we did not have any trust deposits placed with any financial institutions in the PRC and we did not engaged in any trust business.

     In September, 2006, we entered into a fixed assets loan Agreement with each of the Industrial and Commercial Bank of China Co., Ltd Guangzhou Miaoqian Zhijie Sub-branch and

Shenzhen Luohu Sub-branch with respect to the provision of a fixed assets loan of RMB1.2 billion and RMB500 million, respectively, for the construction of the Fourth Rail Line. The rate of interest is 5.832% for the first year and will be 10% lower than the official interest rate for loans of relevant grade in the following years. In October, 2006, we entered into a loan agreement with China Construction Bank Co., Ltd. Shenzhen Branch with respect to the provision of a fixed assets loan of RMB500 million for the technical transformation and capacity expansion project of the Guangzhou-Shenzhen line as a part of the Fourth Rail Line construction project. The rate of interest is 10% lower than the official rate for the relevant grade of the year. These loans are to be drawn down from time to time according to the progress of the project. The term of the borrowing under each of these loan agreements is five years.

     As of December 31, 2006, the details of our bank borrowing are set out in
Note 22 to our audited consolidated financial statements included elsewhere in this annual report.

CASH FLOW

     Our cash and cash equivalents in 2006 increased by approximately RMB4,740.0 million over 2005. The table below sets forth certain items in our consolidated cash flow statements for 2005 and 2006, and the percentage change in these items from 2005 to 2006.

                                                        YEAR ENDED
                                                       DECEMBER 31,
                                                  ----------------------     CHANGE
                                                     2005        2006      FROM 2005
                                                  ---------   ----------   ---------
                                                      (RMB THOUSANDS)
Net cash generated from operating activities...   1,380,147    1,112,004      (19.4%)
Net cash from/(used in) investing activities...    (820,915)  (7,833,331)     854.2%
Net cash from/(used in) financing activities...    (491,733)  11,461,030   (2,430.7%)
                                                  ---------   ----------   ---------
Net increase/(decrease) of cash and
   cash equivalents............................      67,499    4,739,703    6,921.9%
                                                  =========   ==========   =========

     Our principal source of capital was revenues generated from operating activities and cash flow from financing activities. In 2006, the net cash inflow from our operations was RMB1,112.0 million, representing a decrease of RMB268.1 million from RMB1,380.1 million in 2005. The decrease in net cash inflow from our operating activities was mainly due to the increase of our payment to certain related parties as a result of our efforts to improve our settlement process with our related parties.

     Our net cash used in investing activities increased by RMB7,012.4 million in 2006 to RMB7.8 billion from RMB820.9 million in 2005. The increase was primarily due to our payment of RMB5.27 billion to Yangcheng Railway Company for the acquisition of the railway business between Guangzhou and Pingshi in December 2006.

     Our net cash from financing activities in 2006 was RMB11.46 billion, while our net cash used in financing activities in 2005 was RMB491.7 million. The increase in net cash inflow from our financing activities was primarily due to our A Share offering, which raised approximately RMB10.0 billion, and the cash we borrowed from various PRC domestic banks under our credit facilities, which was RMB1.86 billion.

     Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and temporary cash investments. In 2006, our expenses for the purchase of fixed assets and payments for construction-in-progress were RMB3,202.7 million. In addition, we paid RMB117.2 million for income taxes and approximately RMB520.7 million for dividends.

     We believe that we have sufficient working capital and available credit facilities to meet our current operational and development REQUIREMENTS.

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     We do not generally conduct our own research and development with respect to major capital projects. In the past, in connection with our high-speed train and electrification projects, our predecessor relied upon the engineering and technical services of various research and design institutes under the MOR. More recently, we conducted limited research and development activities in connection with the implementation of automated ticket sales, including the development of related computer software.

     We do not anticipate a significant need for research and development services in the foreseeable future, and do not expect to require any such services in connection with our other businesses. To the extent that these services are needed, we expect to engage outside service providers to satisfy this need. In connection with major engineering and construction projects, as well as major equipment acquisitions, we intend to conduct technical research and feasibility studies with relevant engineering service organizations, so as to ensure the cost-effectiveness of our capital expenditures.

ITEM 5D. TREND INFORMATION

     The Pearl River Delta has been one of China's fastest growing economic regions. We believe that various factors, including the increasing economic cooperation within the Pearl River Delta region and its adjacent areas, the "Relaxed Individual Travel" program, the improvement of the Subway system in Shenzhen and Guangzhou, will continue to increase passenger travel and freight transportation within our service region. We expect the PRC government's current economic, import and export, foreign investment and infrastructure policies to generate additional demand for transportation services in our service areas. These policies and measures may have both positive and negative effects on our business development. They are expected to promote economic growth and create new demand for our transportation services. At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage the growth of the PRC economy may have an impact on our business and results of operations in 2007. In addition, the continuous increase of interest rates by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2007.

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

     In 2007, the economy of China is expected to experience continuous and steady growth. With the deepening of railway reform and development, the strengthening economic cooperation in the Pearl River Delta region, and the progressive expansion of the implementation of "Relaxed Individual Travel" program to Hong Kong and Macau, we expect that there will be a continuing increase of demand in the passenger and freight transportation markets in the Company's service regions.

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

ITEM 5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2006 for the periods indicated.

                 CONTRACTUAL OBLIGATIONS PAYMENTS DUE BY PERIOD

                                                             PAYMENT DUE BY PERIOD
                                                               (RMB IN THOUSANDS)
                                            ---------------------------------------------------------
                                                         LESS THAN                          MORE THAN
CONTRACTUAL OBLIGATIONS                       TOTAL       1 YEAR     1-3 YEAR   3-5 YEAR     5 YEARS
-----------------------                     ----------   ---------   --------   ---------   ---------
Long-Term Debt Obligations (1)                577,172     108,475     325,426     83,271        -
Capital Expenditure Obligation               8,167,000   8,028,600    138,400        -          -
Capital (Finance) Lease Obligations              -           -           -                      -
Operating Lease Obligations                    69,673      69,673        -                      -
Other Long-Term Liabilities Reflected
     on the Company's Balance Sheet
     under IFRS                              1,860,000       -           -      1,860,000       -
Total                                       10,613,845   8,206,748    463,826   1,943,271       -


(1) The interest expenses for the bank borrowings of RMB1.86 billion reflected on the Company's balance sheet under IFRS, the effective annual interest rate was 5.832%.


     Based on the current progress of our new projects, we estimate that our capital expenditures for 2007 will amount to approximately RMB5.4 billion, which consists primarily of the following projects:

          - completing the construction of the Fourth Rail Line between Guangzhou and Shenzhen and the ancillary facilities;

          -    purchasing additional locomotives;

          -    purchasing the EMUs; and

          - upgrading and expanding the transportation equipment for the Guangzhou-Pingshi section.

     In addition, as mentioned in "ITEM 5. Operating and Financial Review and Prospects-- Overview-- A Share Offering, Very Substantial Acquisition and Continuing Related Party Transactions", we entered into the Acquisition Agreement with Yangcheng Railway Company for the acquisition of the railway transportation business between Guangzhou and Pingshi. The consideration of the Acquisition is approximately RMB10.3 billion, 51% of which was paid by us in December 2006. We have engaged qualified accountants to conduct an audit of the acquired assets to determine the final consideration for the purpose of determining of the remaining amount to be paid to Yangcheng Railway Company.

ITEM 5G. ADDITIONAL INFORMATION

PRINCIPAL DIFFERENCES BETWEEN IFRS AND US GAAP

     Our audited consolidated financial statements conform to IFRS, which differ in certain respects from those prepared under US GAAP. The differences between IFRS and US GAAP as it related to the Company, which have a significant effect on our consolidated net profit and consolidated net assets are set out below:

     The effects on our consolidated net profit resulting from the significant differences between IFRS and US GAAP are summarized below:

                                                      2004            2005
                                                    RMB'000         RMB'000        2006       2006
                                                 (Restated)(4)   (Restated)(4)   RMB'000   US$000(1)
                                                 -------------   -------------   -------   ---------
CONSOLIDATED NET PROFIT UNDER IFRS                  599,504         645,962      771,773     98,945
Minority interest                                       746             998         (260)       (33)
                                                    -------         -------      -------   --------
PROFIT FOR SHAREHOLDERS UNDER IFRS                  600,250         646,960      771,513     98,912
   Adjustment to share issuance cost(2)                  --          (9,300)      (3,000)      (385)
   Adjustment to deferred acquisition costs(3)           --          (6,301)          --         --
                                                    =======         =======      =======   ========
CONSOLIDATED NET PROFIT UNDER US GAAP               600,250         631,359      768,513     98,527
                                                    =======         =======      =======   ========
EARNINGS PER SHARE UNDER US GAAP                    RMB0.14         RMB0.15      RMB0.17   US$0.022
                                                    =======         =======      =======   ========
EARNINGS PER EQUIVALENT ADS UNDER US GAAP           RMB6.92         RMB7.28      RMB8.70   US$1.115
                                                    =======         =======      =======   ========

     The effects on our consolidated net assets resulting from the significant differences between IFRS and US GAAP are summarized below:

                                                       2005
                                                     RMB'000         2006         2006
                                                  (Restated)(4)     RMB'000    US$000(1)
                                                  -------------   ----------   ---------
CONSOLIDATED SHAREHOLDERS' EQUITY                   9,796,076     20,169,008   2,585,770
   Adjustment to share issuance cost(2)                17,707             --          --
   Adjustment to deferred acquisition costs(3)         (6,301)        (6,301)       (808)
                                                    ---------     ----------   ---------
CONSOLIDATED SHAREHOLDERS' EQUITY UNDER US GAAP     9,807,482     20,162,707   2,584,962
                                                    =========     ==========   =========

     In addition, reclassifications have been made for presentation of certain selected financial data in conformity with US GAAP requirements for the following items:

     PROFIT FROM OPERATIONS

                                            2004            2005
                                          RMB'000         RMB'000        2006       2006
                                       (Restated)(4)   (Restated)(4)   RMB'000   US$000(1)
                                          and (5)         and (5)
                                       -------------   -------------   -------   ---------
PROFIT FROM OPERATIONS UNDER IFRS         716,914         798,825      965,204    123,744
Less: Other income, net                   (48,193)        (48,505)     (37,027)    (4,747)
      Including: Interest income (5)      (42,384)        (53,409)     (30,735)    (3,940)
      Others                               (5,809)          4,904       (6,292)      (807)
                                          -------         -------      -------    -------
PROFIT FROM OPERATIONS UNDER US GAAP      668,721         750,320      928,177    118,997
                                          =======         =======      =======    =======

            FINANCE COSTS

                                         2004      2005      2006       2006
                                       RMB'000   RMB'000   RMB'000   US$000(1)
                                       -------   -------   -------   ---------
FINANCE COSTS UNDER IFRS                 1,136    22,738    15,970     2,047
Less: interest income included in
   other income, net under IFRS(5)     (42,384)  (53,409)  (30,735)   (3,940)
                                       -------   -------   -------    ------
FINANCE INCOME, NET UNDER US GAAP      (41,248)  (30,671)  (14,765)   (1,893)
                                       =======   =======   =======    ======

----------
(1) Translation of amounts from Renminbi, or RMB, into United States dollars, or US$, for the convenience of the reader has been made at US$1.00 = RMB7.80, which is rounded from 7.8041, the noon buying rate in New York City on December 29, 2006. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate on December 29, 2006 or on any other date.

(2) In 2005, the Company incurred certain share issuance costs of approximately RMB27.0 million which have been recorded as a deduction from reserve under IFRS. However, under U.S. GAAP, since the share issuance had not been completed by the end of 2005, costs incurred to date have been recorded as deferred costs until the transaction is completed, at which time the direct costs are charged against the gross proceeds of the offering. In addition, under U.S. GAAP, certain accounting and auditing services in the amount of RMB9.3 million indirectly associated with the share issuance did not qualify for deferral but rather were expensed as incurred in 2005. As a result, there was a reconciling item of RMB9.3 million for the net income; while there was another reconciling item of RMB17.7 million for the shareholders' equity between IFRS and U.S. GAAP for 2005.

     In 2006, additional accounting/auditing expenses of RMB3.0 million relating to the A share offering were expensed under U.S. GAAP but recorded as a reduction from reserve under IFRS. Due to the fact that the A share offering was completed in December 2006, the aggregate share issuance costs had been deducted from reserve by the end of year 2006 under both IFRS and U.S. GAAP. Accordingly, there is no GAAP difference for the shareholders' equity balance between IFRS and U.S. GAAP as at December 31, 2006.

(3) In 2005, the Company incurred certain acquisition costs of approximately RMB6.3 million (accounting and auditing related) associated with the acquisition of railway business of Yangcheng Railway Company which had been recorded as deferred acquisition costs under IFRS. However, as such costs are considered to be indirectly attributable to the acquisition and recur periodically due to reporting obligations, these were recorded as expenses at the time of incurrence under U.S. GAAP. As at December 31, 2006, the acquisition had not yet been completed and therefore such costs continued to be deferred under IFRS and led to a GAAP difference in reconciling the net assets balance reported under IFRS and U.S. GAAP.

(4) See "Item 5 - Critical Accounting Policies and Estimates" and Note 5 to our audited consolidated financial statements included elsewhere in this annual report.

(5) Under IFRS, interest income is record as other income and included in profit from operation. While under US GAAP, this income is reclassified to finance cost.

Deferred tax assets and liabilities

     Under IFRS, deferred tax assets and liabilities are classified as non-current on the balance sheet, whereas under U.S. GAAP, deferred tax assets and liabilities are either classified based on the classification of the underlying asset or liability for financial reporting, or if no related asset or liability exists such deferred tax assets or liabilities are classified based on when they are expected to be realized.

Due from/to related parties

     Subsequent to the A Share Offering on December 22, 2006, we are no longer controlled by GRGC, which is a subsidiary of the MOR and ultimately controlled by the PRC government. Consequently, State-owned companies other than GRGC were no longer considered as related parties of the Company as of December 31, 2006 under IFRS. However, under U.S. GAAP, the PRC government still meets the definition of a principal owner and accordingly, all the State-owned companies are still considered as our related parties. As of December 31, 2006, the major balances that the Company had with such State-owned companies are set out as follows:


                                                                               2006
                                                                            (RMB'000)
                                                                            ---------
Due from State-owned companies                                                 35,223
   -Trade balance                                                              31,580
   -Non-trade balance                                                           3,643

Due to State-owned companies                                               (1,204,529)
   -Trade balance                                                            (138,305)
   -Non-trade balance                                                      (1,066,224)


     There are no other significant differences between IFRS and U.S. GAAP that would affect only our classification in the balance sheet and the income statement but not our net income or shareholders' equity.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective as of the beginning of fiscal years beginning after December 15, 2006. The Company is in the process of evaluating of the impact of FIN 48 on our consolidated financial statements.

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", or FAS157, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not issued interim or annual financial statements for that fiscal year. The Company is in the process of evaluating the impact of FAS 157 on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     All of the current directors were elected at our shareholders' general meeting held on May 12, 2005, except Mr. Yang Yiping and Mr. Cao Jianguo, who were elected at our extraordinary general meeting held on June 27, 2006, and Mr. He Yuhua, who was elected at our shareholders' general meeting held on June 28, 2007. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People's Republic of China 518010.

     The table below sets forth the information relating to our directors as of June 28, 2007:

                                                                 DATE FIRST
                                                                 ELECTED OR
NAME                  AGE                POSITION                 APPOINTED
----                  ---   ----------------------------------   ----------
He Yuhua               54   Chairman of the Board of Directors      2007
Yang Yiping            57   Director and General Manager            2006
Cao Jianguo            49   Director                                2006
Wu Houhui              58   Director                                1999
Wen Weiming            45   Director                                2003
Yang Jinzhong          55   Director                                2005
Chang Loong Cheong     61   Independent Director                    1996
Deborah Kong           47   Independent Director                    1996
Wilton Chau Chi Wai    45   Independent Director                    2004

     He Yuhua, age 54, holds a bachelor's degree and is a senior economist. Mr. He started working in the railway industry in 1969 and has more than 30 years of experience in transportation management. He has served various senior management positions with Tianjin Railway Sub-bureau, Beijing Railway Bureau and GRGC before joining our Company. He is currently the chairman of GRGC. Mr. He has not previously held any position with our Company.

     Yang Yiping, age 57, joined the Company in April 2006. Mr. Yang graduated with a research degree in economics and management. He joined the railway department of the PRC in December 1970. He has more than 30 years of experience in the operation and management of railway transportation companies. Mr. Yang has served in various senior managerial positions in GRGC, the Company's largest shareholder, and its subsidiaries.

     Cao Jianguo, age 49, joined the Company in June 2006 and is a Director of the Company. Mr. Cao is a college graduate majoring in railway transportation. Mr. Cao has been working for many years in the operation and organization of railway transportation. He once held various managerial positions such as the deputy general manager of Changsha Railway Company and chief of the transportation department of GRGC. Mr. Cao is currently the deputy general manager of the Company.

     Wu Houhui, age 58, joined the Company in March 1999 and is a Director of the Company. He graduated from Dalian Railway College and is a senior economist. Mr. Wu served in various managerial positions in GRGC from 1984 to 2003. He is currently chief economist of GRGC.

     Wen Weiming, age 45, joined the Company in June 2003 and is a Director of the Company. Mr. Wen graduated from the Workers University of Guangzhou Railway Bureau and the Party School of the Chinese Communist Party, or the CPC and is a senior accountant. He has many years of experience in the financial field. He had served as the director of the finance sub-section of Yangcheng Railway Company and the director of the finance department of GRGC. Mr. Wen is currently deputy chief accountant of GRGC.

     Yang Jinzhong, age 55, joined the Company in August 2000 and is a Director and the Chairman of the Trade Union of the Company. Mr. Yang graduated from the Harbin Institute of Electrical Technology and is an engineer. He has more than 30 years of experience in the railway industry. He had served in various managerial positions in Wuhan Railway Sub-administration. From August 2000 to April 2005, Mr. Yang served as the stationmaster of the Shenzhen North Railway Station, the manager of the transportation department of the Company and the stationmaster of the Shenzhen Railway Station.

     Chang Loong Cheong, age 61, joined the Company in March 1996 and is an independent non-executive Director of the Company. Mr. Chang holds a management certificate from the Hong Kong Management Association. He is also a director of Shanghai Xinhua Iron & Steel Company Limited and Orient International (Shanghai) Limited. Mr. Chang was a manager of Cathay Hotel in Lagos, Nigeria, a member of the senior management of Island Navigation Corporation International Limited in West Africa and Orient Overseas Container Line Limited, and was general manager and a director of Noble Ascent Company Limited.

     Deborah Kong, age 47, joined the Company in March 1996 and is an independent non-executive Director of the Company. Ms. Kong is currently an executive director of Centennial Resources Company Limited. Ms. Kong obtained a Bachelor of Arts degree from Sydney University and a Master Diploma in Finance from Macquarie University in Australia. She is a member of the People's Political Consultative Standing Committee of Shandong Province in the PRC.

     Wilton Chau Chi Wai, age 45, joined the Company in June 2004 and is an independent non-executive Director of the Company. Mr. Chau obtained a bachelor's degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton and a Master of Business Administration degree from the University of Wales. Mr. Chau is a fellow member of the Association of Chartered Certified Accountants, a member of Singapore Institute of Arbitrators and a council member of Hong Kong Biotechnology Association. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited and managing partner of Qleap Asia Limited. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle and a director of Spring Leaf Company Limited and CL Shield Foundation Limited.

SUPERVISORS

     The table below sets forth the information relating to our supervisors as of June 28, 2007:

                                   DATE FIRST
                                   ELECTED OR
NAME            AGE    POSITION     APPOINTED
----            ---   ----------   ----------
Yao Muming       53   Supervisor      1999
Chen Ruixing     45   Supervisor      2006
Li Jin           49   Supervisor      2006
Li Zhiming       46   Supervisor      2005
Chen Yunzhong    54   Supervisor      2001
Wang Jianping    43   Supervisor      2005

     Yao Muming, age 53, joined the Company in April 1997 and is the Chairman of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao has been a member of the senior management of GRGC.

     Chen Ruixing, age 45, joined the Company in June 2006 and is a supervisor of the Company. Mr. Chen is a college graduate. Mr. Chen has extensive experience in the development and management of human resources for railway transportation. He once served as the vice section chief of Guangzhou passenger transportation section, and the chief of the cadre management department, the chief of the employment and salary branch department, the chief of the cadre management branch department of Yangcheng Railway Company. Mr. Chen is currently the head of the human resources department of GRGC.

     Li Jin, age 49, joined the Company in June 2006 and is a Supervisor of the Company. Ms. Li is an accountant. Ms. Li started her career in the railway business in September 1975 and has extensive experience in the financial accounting management and planning and investment management of railway transportation enterprises. She once held various managerial positions such as the general economist of Guangzhou passenger transportation section, and the head of the financial branch department and the head of the planning and statistics branch department of Yangcheng Railway Company. Ms. Li was appointed as the head of the planning department of GRGC in January 2005.

     Li Zhiming, age 46, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC, majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. Since 2005, Mr. Li has been the chief of the audit department of GRGC.

     Chen Yunzhong, age 54, joined the Company in May 2000 and is a Supervisor of the Company. Mr. Chen graduated from Guangzhou Railway Driver's School, Guangdong Jinan University and the Party School of the CPC. He was a member of the senior management of Hainan Railway Company. Mr. Chen is currently an employee of the Company.

     Wang Jianping, age 43, joined the Company in July 2003 and is a Supervisor of the Company. Mr. Wang graduated from the Party School of CPC, majoring in Economics and Management. In 1983, Mr. Wang joined the railway departments and had served in various managerial positions in Guangzhou Railway Administration and GRGC since then. Before joining the Company, Mr. Wang was in the senior management of Guangzhou Railway Foreign Trade and Economic Development Company. Currently Mr. Wang is an employee of the Company.

SENIOR MANAGEMENT

     The table below sets forth information relating to our senior management as of June 28, 2007:

                                                  DATE FIRST
                                                  ELECTED OR
NAME            AGE            POSITION            APPOINTED
----            ---   -------------------------   ----------
Yang Yiping      57   General Manager                2006
Wu Weimin        49   Deputy General Manager         2004
Han Dong         45   Deputy General Manager         2004
Yao Xiaocong     53   Chief Accountant               1997
Guo Xiangdong    41   Company Secretary              2004
Luo Jiancheng    34   General Manager Assistant      2006

     Yang Yiping is our Director and General Manager.

     Wu Weimin, age 49, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University and is an engineer. Since 1984, he had served in various managerial positions in the material and equipment department, the planning and statistic department and the labor and wage department of Yangcheng Railway Company. He also served as an engineer of the material and equipment section and director of the planning and statistic sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labor and wage sub-department and director of the social insurance centre of Yangcheng Railway Company before joining the Company.

     Han Dong, age 45, joined the Company in May 2000 and is a Deputy General Manager of the Company. Mr. Han graduated from the Party School of the CPC, majoring in Economics and Management and is an engineer. Since 1985, Mr. Han had served in various managerial positions in the material and equipment department and the planning and statistic department, passenger and freight transportation marketing department of the railway department. Mr. Han was also a director of the passenger and freight management department and the equipment and property department of the Company.

     Yao Xiaocong, age 53, is Chief Accountant of the Company. Mr. Yao graduated from the Party School of the CPC, majoring in economics and management. Since 1975, Mr. Yao has served in the financial accounting department in the railway departments and has more than 30 years of experience in financial accounting. Mr. Yao was a member of the senior management of the Company from June 1997 to January 2004. Mr. Yao was the Director of the accounting department of GRGC before becoming the Chief Accountant of the Company in August 2004.

     Guo Xiangdong, age 41, is Company Secretary and the Director of Secretariat of the Board. Mr. Guo graduated from Central China Normal University with a Bachelor of Laws degree and is an economist. He joined the Company in 1991 and had served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.

     Luo Jiancheng, age 34, joined the Company in January 2006 and is the General Manager Assistant. Mr. Luo graduated from Changsha Railway Institute, majoring in transportation management. From 1996 he had served in various managerial positions in the technical and transportation departments of Yangcheng Railway Company, GRGC and Sanmao Railway Company Ltd. Before joining the Company, Mr. Luo served as deputy director of the transportation department of GRGC.

ADDITIONAL INFORMATION

     Mr. Wu Houhui is the chairman of the board of directors of Sanmao Railway Enterprise Development Company and a director of Guangmeishan Railway Company, Sanmao Railway Company, and Shichang Railway Company. Mr. Wen Weiming is a director of Guangmeishan Railway Company and chairman of the supervisory committee of Guangdong Railway Youth Travel Service Co., Ltd., Yuehai Railway Company and Guangzhou Tie Cheng Industrial Company. Mr. Yao Muming is the chairman of the supervisory board of Guangmeishan Railway Company, Sanmao Railway Company and Shichang Railway Company. Mr. Li Zhiming is a supervisor of Yuehai Railway Company. The lines operated by Guangmeishan Railway Company, Sanmao Railway Company, Shichang Railway Company, Yuehai Railway Company, and Shenzhen Pingnan Railway Company are all local railroads. Sanmao Railway Enterprise Development Company is a subsidiary of GRGC. Guangzhou Tiecheng Industrial Company is our joint venture partner. We are currently involved in certain litigation proceedings relating to this joint venture. See "Item 8A.7 Legal Proceedings" for additional information. We have business relationships relating to railroad transportation with Guangmeishan Railway Company and Sanmao Railway Company.

ITEM 6B. BOARD COMPENSATION

DIRECTORS AND SENIOR MANAGEMENT

     Total remuneration of our directors, supervisors and senior officers during 2006 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of Guangshen Railway receive certain other benefits in kind from GRGC, GEDC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by companies in the PRC to their employees.

     The aggregate amount of cash remuneration paid by Guangshen Railway in 2006 to all individuals who are our directors, supervisors and senior officers was approximately RMB4.04 million, of which approximately RMB2.41 million was paid to directors and supervisors and approximately HK$0.43 million was paid to the three independent non-executive directors.

     The aggregate amount of cash remuneration we paid during the year ended December 31, 2006 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior officers was approximately RMB5.19 million.

INTERESTS OF OUR DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT IN OUR SHARE CAPITAL

     As of December 31, 2006, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of any interests or short positions from any of our directors or supervisors required to be made to us and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

SERVICE CONTRACTS OF OUR DIRECTORS AND SUPERVISORS

     Each of our directors and supervisors has entered into a service agreement with us. Except as disclosed, no other service contract has been entered into between any of our subsidiaries or us on one hand, and any of our directors or supervisors on the others, that cannot be terminated by us within one year without payment of compensation (other than statutory compensation).

CONTRACTS ENTERED INTO BY OUR DIRECTORS AND SUPERVISORS

     None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2006 or at December 31, 2006 to which we or any of our subsidiaries was a party.

REMUNERATION OF OUR DIRECTORS AND SUPERVISORS

     The level of remuneration of our directors and supervisors was determined by reference to various factors, including the going rates of remuneration in Shenzhen, where we are located, and the job nature of each of our directors and supervisors. The remuneration and annual incentive of the Directors and the Supervisors will be considered and recommended by the Remuneration Committee and will be approved and authorized by the shareholders at shareholders' general meetings of the Company. No Director or Supervisor is involved in determining his own remuneration.

ITEM 6C. BOARD PRACTICES

BOARD OF DIRECTORS

     In accordance with our currently valid Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders' general meeting through voting, and serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the shareholders' general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.

SUPERVISORY COMMITTEE

     We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Except for Mr. Chen Ruixing and Ms. Li Jin, who were elected at the extraordinary general meeting of shareholders on June 27, 2006, all of the other members of our supervisory committee were appointed at the shareholders' general meeting held on May 12, 2005 and consists of five representatives of the shareholders who may be elected or removed by our shareholders' general meeting, and one representative of our employees who may be elected by our employees at the employees' congress or employees' general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are:
Yao Muming, Chen Ruixing, Li Jin, Li Zhiming, Chen Yunzhong and Wang Jianping. The term of this supervisory committee will expire in May 2008. Our supervisory committee held two meetings during the year ended December 31, 2006, at which resolutions concerning identified key issues were passed and notified to our board of directors. Our supervisors attended all meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2006. Our supervisory committee had carefully reviewed the report of our directors, the financial report and proposed profit distribution presented by our board of directors at the annual general meeting of shareholders held on June 28, 2007.

     Supervisors attend board meetings as non-voting members. The supervisory committee is accountable to the shareholders' general meeting and has the following duties and responsibilities:

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

     -    to propose motions to shareholders' general meetings; and

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

AUDIT COMMITTEE

     We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the board of directors, are: Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai. Mr. Chang, Ms. Kong and Mr. Chau are "independent directors" of our Company as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors. The audit committee must have at least two meetings with the management and at least two meetings with the auditors each year without any executive directors present. The duties of the audit committee include:

     - reviewing the annual financial statements and interim financial statements of the Company, including the disclosures made by the Company in this 20-F;

     - reviewing the financial reports and the reports of the Company prepared by the independent auditor and its supporting documents, including the review of the internal control and disclosure controls and procedures, and to discuss with the auditor the annual audit plan and solutions to problems in the previous year;

     - reviewing and approving the selection of and remuneration paid to the independent auditor;

     - pursuant to the resolutions of the annual general meeting, determining with the board of directors the annual auditing fees paid to our independent auditor;

     - reviewing with the management and the independent auditor the performance, adequacy and effectiveness of the internal controls and risk management, as well as any material deficiencies and weakness existing in the internal controls;

     - evaluating the Company's performance in complying with industrial practices, market rules, and statutory duties, and the safeguarding of its own interests and the interests of its shareholders;

     - considering and determining whether any senior executive officer or senior financial personnel is in violation of their code of conduct, and the consequences for such a violation; and

     - overseeing the management of the retirement pension fund of the Company.

REMUNERATION COMMITTEE

     We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Mr. He Yuhua (Chairman), Mr. Yang Yiping, Mr. Wilton Chau Chi Wai, Mr. Chang Loong Cheong and Ms. Deborah Kong. The remuneration committee will meet from time to time when required to consider remuneration-related matters of the Company.

     The principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company's business strategy, reasonable remuneration to attract and retain high calibre executives. The remuneration committee obtains benchmark information from internal and external sources in relation to market conditions, packages offered in the industry and the overall performance of the Company when determining the Directors' and the Supervisors' emoluments.

ITEM 6D. EMPLOYEES

     As of December 31, 2004, 2005 and 2006, we had approximately 8,964, 8,882 and 9,411 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2006:

FUNCTION                                                            EMPLOYEES
--------                                                            ---------
Passenger transportation personnel (1)...........................      1854
Coordination personnel (2).......................................       966
Freight transportation personnel (3).............................       361
Mechanical personnel (4).........................................       418
Power and water supply personnel (5).............................       429
Vehicle personnel (6)............................................       706
Maintenance personnel (7)........................................       794
Power service personnel (8)......................................       315
Transportation supporting personnel (9)..........................       264
Diversified businesses and other supporting personnel (10).......      1713
Technical and administrative personnel (11)......................      1381
Other personnel (12).............................................       210
Total                                                                  9411

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

(12) Other personnel includes all personnel who have been sick, studying or early-retired as a result of human resources restructuring.

     All of our employees are located in Guangzhou, Shenzhen and the area adjacent to our Guangzhou-Shenzhen line. The number of our employees increased by 529 in 2006, which is mainly due to the increase in our operation of long-distance trains that required more employees.

     We have established a trade union to protect employees' rights, assist in the fulfillment of their economic objectives, encourage employee participation in management decisions and assist in mediating disputes between the management and union members. Each of our train stations has a separate branch of the trade union. Most of our employees belong to the trade union. We have not experienced any strikes or other labor disturbances that have interfered with our operations in the past, and we believe that our relations with our employees are good.

     We have implemented a salary policy which links our employees' salaries with results of operations, labor efficiency and individual performance. Employees' salaries distribution is subject to macro-control and is based on their performance records and reviews. We paid approximately RMB718.0 million in salaries and benefits to our employees in 2006.

     Pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees as set forth in the following table:

                                                        AS A PERCENTAGE OF THE
                                              AGGREGATE SALARIES OF OUR EMPLOYEES IN 2006
                                           ------------------------------------------------
                                              EMPLOYEES RESIDING IN
                                           GUANGZHOU AREA OR ALONG THE   EMPLOYEES RESIDING
            EMPLOYEE BENEFITS                GUANGZHOU-SHENZHEN LINE         IN SHENZHEN
            -----------------              ---------------------------   ------------------
Housing Fund............................                 7%                      13%
Retirement Insurance....................                18%                      18%
Supplemental Retirement Insurance.......                 5%                       5%
Basic Medical Insurance.................                 8%                       6%
Supplemental Medical Insurance..........                 1%                     0.5%
Child-bearing Medical Insurance.........               0.4%                     0.5%
Other Welfare Contributions.............                 6%                       8%

     Besides, pursuant to an early retirement scheme implemented by the Company, certain employees who meet certain specified criteria were provided with an offer to early retire and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Company, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Company. Expenses incurred on such employee early retirement benefits have been recognized in the income statement when the

Company approved such application from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

     Details of our statutory welfare fund and retirement benefits are set out in Notes 23 and 26 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6E. SHARE OWNERSHIP

     As of June 25, 2007, none of our directors, supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

     We are a joint stock company organized under the laws of the PRC in March 1996. Before the A Share Offering, GRGC, a state-owned enterprise under the administration of the MOR owned approximately 66.99% of our outstanding common shares. GRGC was the sole shareholder of all of our domestic shares in the form of state legal person shares and was entitled to exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. GRGC had substantial influence over our operations, not only in its capacity as controlling shareholder, but also because of its role as an administrative agent of the MOR that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the MOR, GRGC performs direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives. After the completion of our initial public offering of A Shares in December 2006, the equity interests held by GRGC reduced to approximately 41% and it lost the status as our controlling shareholder but can still exercise substantial influence over our Company.

SHAREHOLDING STRUCTURE OF THE COMPANY

     Set out below is the shareholding structure of the Company immediately before and after the A Share Offering:

                                                     IMMEDIATELY BEFORE         IMMEDIATELY UPON COMPLETION
                                                    THE A SHARE OFFERING          OF THE A SHARE OFFERING
                                                ----------------------------   ----------------------------
                                                  NUMBER OF     SHAREHOLDING     NUMBER OF     SHAREHOLDING
                                      TYPES      SHARES HELD     PERCENTAGE     SHARES HELD     PERCENTAGE
NAME OF SHAREHOLDERS                OF SHARES       Shares            %            Shares            %
--------------------                ---------   -------------   ------------   -------------   ------------
Public Shareholders of H Shares      H Shares   1,431,300,000       33.01      1,431,300,000       20.2
Guangzhou Railway (Group) Company    A Shares   2,904,250,000       66.99      2,904,250,000       41.0
Public Shareholders of A Shares      A Shares              --          --      2,747,987,000       38.8
Total                                           4,335,550,000         100      7,083,537,000        100

     The following table sets forth information regarding ownership of our issued and outstanding capital stock as of June 20, 2007. Note that it includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

                                IDENTITY OF        AMOUNT OWNED      PERCENTAGE OF    PERCENT OF
TITLE OF CLASS                PERSON OR GROUP   (THOUSAND SHARES)   CLASS OF SHARES     CAPITAL
--------------                ---------------   -----------------   ---------------   ----------
Common Shares (A Shares)(1)   GRGC                  2,904,250            51.38          41.00%

----------
(1) A shares held by GRGC are restricted from sales and redemption within 36 months starting from December 22, 2006.

     The following table sets forth all persons who are known by us to beneficially own five percent or more of our issued and outstanding H shares as of June 20, 2007.

                                                                                  AMOUNT OWNED      PERCENTAGE OF      PERCENT OF
TITLE OF CLASS                        IDENTITY OF PERSON OR GROUP              (THOUSAND SHARES)   CLASS OF SHARES   TOTAL CAPITAL
--------------             -------------------------------------------------   -----------------   ---------------   -------------
Common Shares (H Shares)   Sumitomo Life Insurance Company (1)                       86,838             6.07%            1.23%
Common Shares (H Shares)   Sumitomo Mitsui Asset Management Company, Limited         86,838             6.07%            1.23%
Common Shares (H Shares)   Baring Asset Management Limited                           76,058             5.31%            1.07%

----------
(1) As at June 20, 2007, Sumitomo Life Insurance Company was deemed to be interested in 86,838,000 H Shares (representing approximately 6.07% of the total H Shares of the Company or 1.23% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

     As of the date of this report, we are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.

     As an owner of at least 30% of our issued and outstanding shares, GRGC is deemed a controlling shareholder (defined in Item 10 below) under our amended memorandum and articles of associations, and therefore may not exercise our voting rights with respect to various matters in a manner prejudicial to the interests of our other shareholders. See "Item 10B. Memorandum and Articles of Association--Restrictions on Controlling Shareholders". In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than the restrictions noted in the first sentence of this paragraph, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

ITEM 7B. RELATED PARTY TRANSACTIONS

     Under IAS 24, parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     Prior to the A Share Offering in December 2006, we were controlled by GRGC which is a subsidiary of the MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. Consequently, in accordance with the requirements of IAS 24, Related Party Disclosures, subsidiaries and associates of the MOR and GRGC and all other state controlled enterprises and their subsidiaries, were also related parties of us. Subsequent to the A Share Offering on December 22, 2006, we are no longer controlled by GRGC, although it still exercises significant influence on us by virtue of being our single largest shareholder. Consequently, under IAS 24, Stated-owned companies other than GRGC were no longer considered as related parties of the Company as of December 31, 2006.

     Under U.S. GAAP, the PRC government still meets the definition of a principal owner and accordingly all the State-owned companies are still considered as our related parties. Therefore, as of December 31, 2006, the Company had the following material related parties:

Name of related parties                      Relationship with the Company
-----------------------                      -----------------------------
MAJOR SHAREHOLDER AND FELLOW SUBSIDIARIES
Guangzhou Railway (Group) Company ("GRGC")   Major shareholder
Guangzhou Railway Group Yang Cheng Railway   Subsidiary of GRGC
   Enterprise Development Company
   ("Yangcheng Railway Company")
Guangmeishan Railway Company Limited         Subsidiary of GRGC
   ("Guangmeishan")
Guangzhou Railway (Group) Guangshen          Subsidiary of GRGC
   Railway Enterprise Development Company
   (the Predecessor as defined in Note 1
   to our audited consolidated financial
   statements, "GEDC")
Guangzhou Railway Material Supply Company    Subsidiary of GRGC
Guangzhou Railway Engineer Construction      Subsidiary of GRGC
   Enterprise Development Company
   ("Engineer Construction Enterprise")
Guangzhou Guangtie Huake Technology          Subsidiary of GRGC
   Service Company ("Guangtie Huake")

ASSOCIATES OF THE COMPANY
Guangzhou Tiecheng Enterprise Company        Associate of the Company
   Limited
Zengcheng Lihua Stock Company Limited        Associate of the Company
Shenzhen Guangshen Railway Civil             Associate of the Company
   Engineering Company
Guangzhou Huangpu Yuehua Freight             Associate of the Company
   Transportation Company Limited

OTHER STATE-OWNED COMPANIES
Ministry of Railway ("MOR")
MOR's Railroad Deposit-taking Center
Shenyang Train Class Company
Puzhen Train Company
Changchun Tracks and Equipment Company
Sifang Passenger Trains Repair Stock
   Company
Qixuyan Locomotive and Carriages Company

Dalian Locomotives and Carriages Company
Chengdu Materials Company
Liuzhou Wood Company
Hengyang Mechanism Company
Construction Technique Company of China
Nanfang Railway Repair Center
The Fourth Railway Reconnaissance Design
   House
Railway construction bureaus (including
   Third bureau, Seventh bureau, Eleventh
   bureau, Thirteenth bureau and others)
The Fourth Construction Bureau of China

     As part of the Restructuring carried out in 1996 in preparation for our initial public offering, we assumed from Guangshen Railway Company, our predecessor and GRGC, our largest shareholder, assets and liabilities that relate to the businesses now conducted by us, including the high-speed passenger train project and equity interests in subsidiaries and joint ventures engaged in the operation of warehouses or freight yards. We also assumed from Yangcheng Railway Company certain assets, including 14 shunting locomotives and passenger coaches that Yangcheng Railway Company had previously leased to us. Our predecessor company retained the assets, liabilities and businesses not assumed by us, including units providing staff quarters and social services such as health care, educational and public security services and other ancillary services, as well as subsidiaries or joint ventures whose businesses do not relate to railroad operations and do not compete with our businesses. As part of our Restructuring, our predecessor was renamed Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or GEDC.

     GRGC and GEDC on the one hand and we on the other have agreed to certain mutual indemnities arising from or in respect of the various assets and liabilities transferred to or retained by the parties. The purpose of the indemnities is to ensure that none of Guangshen Railway, GRGC or GEDC will bear liabilities that it has not agreed to assume, even in cases where third parties have not consented to the division of liabilities among them and continue to make claims against an entity that has not assumed the relevant liability. GRGC and GEDC have agreed to indemnify Guangshen Railway against any claims arising from facts or events prior to the Restructuring as well as any claims against Guangshen Railway in respect of assets and liabilities retained by them in the Restructuring.

     After the Restructuring, GEDC, Yangcheng Railway Company and GRGC (together with some of its subsidiaries) continue to provide social services to Guangshen Railway on a contractual basis. These services include medical care for our employees and their family members, kindergarten, elementary and secondary school education for the children of employees, room and board for our employees traveling on business, employee housing management and maintenance and public security in our stations and on-board our trains. GEDC provides most of these services through its facilities in Shenzhen. GRGC and Yangcheng Railway Company provide to Guangshen Railway in Guangzhou other services, including health care, employee training and childcare. For the services rendered, Guangshen Railway pays GRGC, Yangcheng Railway Company or GEDC, as the case may be, reasonable, arm's-length fees. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under such contractual arrangements.

     In addition, certain transactions between Guangshen Railway and GRGC and its subsidiaries have continued after the Restructuring, in the form of a cross-provision of goods and services. The principal goods and services provided by GRGC and some of its subsidiaries, including Yangcheng Railway Company and GEDC, to Guangshen Railway include the following:

     -    locomotives, railcars and operating personnel;

     -    leasing of passenger coaches;

     -    maintenance services for locomotives and passenger coaches;

     -    railroad transportation related services;

     -    fuel for the operation of locomotives;

     -    railway related materials;

     -    overhaul and emergency repair of our track and bridges;

     -    public security; and

     -    employee housing.

     The principal goods and services provided by us to GRGC and its subsidiaries include railroad transportation related services, sale of duty free goods on-board of our Hong Kong Through Trains and at Guangzhou station and advertising space at our Shenzhen station.

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

     - the rental amounts for the high-speed passenger coaches leased to Guangshen Railway by GRGC equal approximately 6% of GRGC's purchase price for the coaches, approximating GRGC's depreciation expenses for the coaches; Guangshen Railway also bears all costs of maintenance and overhaul of these coaches;

     - the prices for social and related services provided by Yangcheng Railway Company (i.e., educational) and GEDC (i.e., security and housing) are determined based on the actual cost of providing these services;

     - the prices for social and related services provided by GRGC are determined on the following basis:

          -    child care services:         in accordance with the actual cost
                                            incurred for providing such
                                            services;

          -    newspaper supply services:   at an agreed cost of approximately

                                            RMB25 per year per copy of newspaper
                                            supplied, which cost may change
                                            based on cost changes to GRGC;

     - the prices for the supply of railroad transportation related materials are determined in accordance with the relevant regulations issued by GRGC (which regulations are applicable to other railroads under the jurisdiction of GRGC);

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

     The master agreements entered into by the Company with GRGC, its subsidiaries and controlled companies in relation to the continuing connected transactions when the Company was listed on the HKSE in 1996 and the waiver from strict compliance with the Listing Rules requirements in relation to those connected transactions has expired in March 2006.

     In connection with the Acquisition of Yangcheng Railway Company which would affect the scope of the above services, the Company, in November 2004, entered into, inter alia, two conditional comprehensive services agreements with GRGC and Yangcheng Railway Company in relation to certain continuing connected transactions. Such agreements could only become effective upon the completion of the Acquisition. As it was anticipated that the Acquisition would not be completed before March 2006, the Company, on January 13, 2006, entered into the GRGC Provisional Comprehensive Services Agreement to govern certain continuing connected transactions between GRGC and its associates during the period between March 2006 and completion of the Acquisition. In addition, the Company entered into the GEDC Comprehensive Services Agreement in January 2006. These two agreements have been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Company and its subsidiaries, and on arm's length basis between the relevant parties The GEDC Comprehensive Services Agreement and the GRGC Provisional Comprehensive Services Agreement replace and supersede all the existing agreements or arrangements which have been entered into between the Company and GRGC, its subsidiaries and controlled entities, including Yangcheng Railway Company, to the extent that they covered the same services including the master agreements entered into by the Company when the Company was listed on the HKSE in 1996. Each of the GRGC Provisional Comprehensive Services Agreement and the GEDC Comprehensive Services Agreement became effective from March 3, 2006 after being approved by our shareholders' general meeting.

     After the completion of the Acquisition in January 2007, the GRGC Provisional Comprehensive Services Agreement has ceased to have any effect, and the conditional GRGC comprehensive services agreement and the Yangcheng comprehensive services agreement originally entered into in November 2004 have become effective and unconditional.

     The GEDC Comprehensive Services Agreement has a term of 3 years ending on December 31, 2008. According to this agreement, the aggregate annual service fees payable by the Company to GEDC shall not exceed RMB74.91 million, RMB76.41 million and RMB77.94 million for the three years ending December 31, 2006, 2007 and 2008, respectively. In anticipation of the completion of the construction of the Fourth Rail Line and the increase of new EMUs from 11 sets to 20 sets by the end of 2007, the Company expects that more complementary services from GEDC will be required and the annual cap for the continuing connected transactions under the GEDC Comprehensive Services Agreement for the financial year ending December 31, 2007 was required to be increased. Accordingly, the Company and GEDC entered into a supplemental agreement on April 19, 2007 to adjust the annual cap for the continuing connected transactions for the financial year ending December 31, 2007 to RMB139.70 million. In addition, under this supplemental agreement, the term of the GEDC Comprehensive Services Agreement will be shortened to two years ending on December 31, 2007. Except for the above, all the other terms of the original GEDC Comprehensive Services Agreement remained unchanged.

     On June 28, 2007, the Supplemental Agreement and the adjustment of the annual cap were approved by the independent shareholders through affirmative votes at the shareholders' general meeting of the Company, at which GRGC and its subsidiaries abstained from voting as related parties.

     In addition, on December 15, 2005, we entered into management agreements with Guangshen Railway Project Centre to monitor and supervise the proposed construction of the Fourth Rail Lines between Guangzhou and Xintang and between Xintang and Pinghu, respectively. Guangshen Railway Project Centre is the railway project construction management unit of GRGC that is responsible for the co-ordination and management of railway construction projects. It has obtained the relevant qualification on railway construction management required by the MOR. Pursuant to these management agreements, Guangshen Railway Project Centre will, among others, be engaged in the organization and implementation of tenders for construction projects and tenders for project supervision and equipment, projects management, organization of or participation in the examination of completed projects, preparation of the final accounts, and carrying out procedures for the handover of assets in accordance with financial management requirements.

     The chart below sets forth the material transactions the Company undertook with related parties in 2004, 2005 and 2006:

                                                   2004        2005        2006
                                                  RMB'000     RMB'000     RMB'000
                                                 --------   ---------   ---------
RECURRING TRANSACTIONS:

TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES

I. INCOME

   Provision of train transportation and
      related services to other railway
      companies controlled by MOR (1) and (6)    (183,399)   (304,842)   (315,847)
   Revenue received, processed and allocated
      by MOR ((1) and (6))
      - long distance passenger transportation   (486,825)   (575,849)   (800,859)
      - cargo forwarding railway usage fees      (128,962)   (123,763)   (124,465)
   Interest income received/receivable from
      MOR Deposit-taking Centre                    (6,111)     (5,530)     (5,331)

II. CHARGES AND PAYMENTS
   Services charges allocated from MOR for
      train transportation and related
      services offered by other railway
      companies controlled by MOR ((1) and
      (6))                                        209,503     290,825     410,353
   Operating lease rentals paid/payable to
      MOR (1)                                      65,485      50,804      40,885
   Lease of locomotives and related services
      provided from Yangcheng (1)                  48,179       8,449      26,065
   Social services (employee housing, health
      care, educational and public security
      services and other ancillary services)
      provided by the GEDC under a service
      agreement (2)                                94,246      78,227      74,520
   Purchase of materials and supplies from
      Guangzhou Railway Material Supply
      Company (3)                                  65,998      73,146      89,731
   Interest expenses paid/payable to GRGC,
      net (4)                                         553         721          --
                                                 --------   ---------   ---------

NON-RECURRING TRANSACTIONS:

I. TRANSACTIONS WITH MOR AND ITS RELATED
   ENTITIES
   Disposal of an available-for-sale
      investment                                       --    (121,854)         --
   Disposal of part of equity interests in a
      subsidiary (See Note 10 (ii) to our
      audited consolidated financial
      statements)                                      --          --     (35,224)
   Provision of repair and maintenance
      services by subsidiaries held by GRGC
      (1)                                          58,908      73,134      21,779
   Provision of construction management
      services by GRGC in connection with the
      construction of fixed assets of the
      Company (5)                                   5,300       6,194       9,326
   Provision of supplies and materials by
      subsidiaries of GRGC (3)                         --       5,249       4,045
   Provision of construction projects(2)               --          --      70,537
   Payment of a deposit for the acquisition of
      net assets of Yangcheng Railway
      Company (8)                                      --          --   5,265,250

II. TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
   Provision of construction project and
      related service (3) and (5)                 106,638   1,148,781   3,112,131
   Provision of repair and maintenance
      services (3)                                 55,125      75,867     105,641
   Provision of supplies and materials (3)          5,604       5,977      15,051
   Purchase of fixed assets (3)                        --      55,803     207,688
                                                 --------   ---------   ---------

----------
(1) The service charges are determined based on a pricing scheme set by MOR or made reference to current market prices with guidance provided by MOR.

(2) The service charges are levied based on contracted prices determined based on cost plus a profit margin.

(3) The prices are based on mutual negotiation between the contract parties with reference to guidance provided by MOR.

(4) Interest was calculated and levied based on the average balances due from/to GRGC on a quarterly basis at the prevailing lending interest rates of bank loans borrowed from banks in the PRC.

(5) Pursuant to the provisions of a construction management agreement and several supplemental agreements we entered into with GRGC in 2005 and 2006, GRGC has undertaken to provide project management services to the Company for monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are mostly other State-owned companies, employed for the construction of certain railway and railway stations of the Company, including the Fourth Rail-Line. The management service fees are determined based on the pricing scheme set by MOR.

(6) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in cooperation with MOR and other railway companies owned and controlled by MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies and centrally collected and processed by MOR. Certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in connection with the provision of these services. On the other hand, the Company is also allocated by MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by MOR based on its standard charges applied on a nationwide basis. The Company is unable to independently validate these revenues and charges allocated by MOR based on any self generated source data or information. In addition, there is no established formal channel for the Company to lodge any query or objection to the amounts allocated.

     As of December 31, 2006, we had the following material balances with our related parties:

                                                  2005         2006
                                                 RMB'000      RMB'000
                                               ----------   ----------
Cash and cash equivalents maintained in MOR
   Deposit-taking Centre (See Note 32(b) to
   our audited consolidated financial
   statements)                                    628,746       25,786
Short-term time deposits in MOR
   Deposit-taking Centre (see Note 19)            168,000      169,739
Due from/(to) GRGC (6)                             15,636       31,584
                                               ----------   ----------
   - Trade balance (7)                            (43,518)      28,234
   - Non-trade balance                             59,154        3,350
                                               ----------   ----------
Deposit for acquisition of Yangcheng Railway
   Company (8)                                         --    5,265,250
                                               ----------   ----------
Due from Other State-owned companies               55,803       35,223
Due from/(to)an associate                          12,423      (17,374)
                                               ----------   ----------
   - Trade balance                                 12,423       12,312
   - Non-trade balance (12)                            --      (29,686)
                                               ----------   ----------
Due from subsidiaries of GRGC                      64,670          173
                                               ----------   ----------
   - Trade balance                                 25,257           61
   - Non-trade balance (7)                         39,413          112
                                               ----------   ----------

Due to related parties                         (1,174,101)    (220,915)
   Due to subsidiaries of GRGC                   (276,520)    (220,915)
                                               ----------   ----------
      - Trade balance (9)                        (276,520)     (39,813)
      - Trade balance (10)                             --     (181,102)
                                               ----------   ----------
   Due to Other State-owned companies            (897,581)  (1,204,529)
                                               ----------   ----------
      - Trade balance (7)                         (50,564)    (138,305)
      - Non-trade balance (11)                   (847,017)  (1,066,224)
                                               ----------   ----------

----------
(7) The trade balances due from/to GRGC, subsidiaries of GRGC and MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in note (4) above.

(8) As of December 31, 2006, the non-trade receivable balance represents 51% of the agreed purchase consideration paid to GRGC for the acquisition of net assets of Yangcheng Railway Company.

(9) The trade balances due to related parties mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Company together with its subsidiaries and the parties.

(10) The non-trade balance due to related parties mainly represents the deposits received from those related parties.

(11) The non-trade balance due to other state-owned companies as of December 31, 2005 mainly represents the payable balances arising from unsettled fees for construction projects undertaken for the Company.

(12) The non-trade balance due to associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

     As of December 31, 2006, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand, except for those deposits balances maintained with the MOR Deposit-taking Center disclosed above. These balances resulted from transactions between our related parties and us in the ordinary course of business. Almost all of the balances with GRGC are all non-trading in nature. The balances with our related parties, which are trading in nature, are all due within one year.

     The NAO is auditing the railway bureaus and railway companies under the control of the MOR, including GRGC, our largest shareholder, and certain railway construction projects, including our construction of the Fourth Rail Line. In addition, as part of its audit of GRGC, the NAO is also conducting an audit of our Company, which mainly focuses on our business transactions with GRGC. See "Item 3D. Risk Factors-The PRC National Audit Office is auditing our largest shareholder and our construction of the Fourth Rail Line, and other governmental or third parties may investigate us from time to time. The outcome of these audits or other governmental or third party investigations may adversely affect our corporate image and reputation, our business and financial condition and the prices of our H shares, A Shares and ADSs."

     Our related party transactions have been carried out on usual terms according to the conditions and waiver granted by The Stock Exchange of Hong Kong Limited and the contracts entered into between our related parties and us. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2006. Our independent non-executive directors confirmed that, these transactions (which are "connected transactions" as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong

Limited) entered into by us in 2006 were entered into in the ordinary and usual course of our business on normal commercial terms or on terms that were fair and reasonable so far as our shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favorable than those offered to (or from) independent third parties.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable

ITEM 8. FINANCIAL INFORMATION

ITEM 8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

ITEM 8A.1 - ITEM 8.A.6:

     See pages F-1 to F-53 following ITEM 19.

ITEM 8A.7 LEGAL PROCEEDINGS

     As of December 31, 2006, the Company's investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited, or Tiecheng, amounted to approximately RMB140 million (at cost). In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited, or Guangzhou Guantian, a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

     On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited, or Guangzhou Guanhua, and Guangzhou Guanyi Real Estate Company Limited, or Guangzhou Guanyi, agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited, or Guangzhou Guancheng, to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make a provision for impairment on its interest in Tiecheng.

     On December 15, 2003, the Higher People's Court of Guangdong Province, or the Court, accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee. In December 2003, the Court delivered a civil case judgment in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. In this respect, Guangzhou Guantian appointed an independent representing lawyer to attend the hearing. In December 2005, the Court commenced procedures for re-trial. The court reheard the case on November 14, 2006 and December 25, 2006, respectively. Up to the date of this report, the Court has not yet delivered any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the Directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the Directors consider that as of the date of this report, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no impairment provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by GRGC. The GRGC undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

     Except as disclosed, we are not a party to any material legal proceeding and no material legal proceeding is known to us to be pending against us or with respect to our properties.

ITEM 8A.8 DIVIDEND DISTRIBUTIONS

     We make decisions concerning the payment of dividends on an annual basis. Any dividends are paid at the discretion of our board of directors, which makes a recommendation in this regard that must be confirmed at our annual general meeting. Our Articles of Association permit us to distribute dividends from profits more than once a year. The amount of these interim dividends cannot exceed 50% of our distributable income as stated in our interim profit statements. In accordance with our Articles of Association, the amounts available for the purpose of paying dividends will be deemed to be the lesser of:

     - net after-tax income determined in accordance with PRC accounting standards and regulations; and

     - net after-tax income determined in accordance with either international accounting standards or the accounting standards of the countries in which our shares are listed.

     See "Item 10E. Taxation" for a discussion of the tax consequences related to the receipt of dividends.

     Our Articles of Association prohibit us from distributing dividends without first making up for cumulative losses from prior periods (determined in accordance with PRC accounting standards) and making all tax and other payments required by law. Further, prior to the payment of dividends, our profits are subject to deductions such as allocations to a statutory common reserve fund. The common reserve fund may be used to make up losses or be converted into share capital or reinvested.

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

     On April 19, 2007, our Board of Directors proposed a final dividend distribution of RMB0.08 per share to our shareholders for the year ended December 31, 2006. The final dividend payment was approved by the shareholders at our 2006 annual general meeting held on June 28, 2007.

ITEM 8B. SIGNIFICANT CHANGES

     Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

ITEM 9A. THE OFFER AND LISTING DETAILS

PRICE RANGE OF OUR H SHARES AND ADSS

     As of December 31, 2006 and June 20, 2007, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2006 and June 20, 2007, there were, respectively, 4,599,521 and 4,860,491 ADSs outstanding held by 181 and 180 registered holders. The depositary for the ADSs is JPMorgan Chase Bank.

     The Stock Exchange of Hong Kong is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these two stock exchanges:

                                    NEW YORK        STOCK EXCHANGE
                                 STOCK EXCHANGE      OF HONG KONG
                                 --------------   -----------------
        CALENDAR PERIOD            HIGH    LOW       HIGH    LOW
        ---------------           -----   -----     -----   -----
                                  (US$ PER ADS)   (HK$ PER H SHARE)
2001 .........................    10.48    6.19      1.76    0.90
2002 .........................    10.24    8.05      1.58    1.27
2003 .........................     15.1     8.1      2.25    1.26
2004 .........................    20.74    11.5      3.35    1.76
2005
   January to March ..........     20.5   17.59     3.225    2.75
   April to June .............    18.69   15.01      2.95    2.35
   July to September .........     18.2   15.48      2.85     2.4
   October to December .......    16.25   13.07     2.525       2
2006
   January to March ..........    21.25   15.45     3.275     2.3
   April to June .............    22.72    14.7     3.525   2.275
   July to September .........    22.79    17.8      3.55    2.75
   October to December .......    35.24    19.9      5.41    3.08
2007
   January ...................    36.84      29      5.48    4.66
   February ..................    33.64    26.8      5.28     4.5
   March .....................    32.25   26.97      5.07     4.3
   April .....................     38.2   31.57      5.95     4.9
   May .......................    44.13   35.75      7.24    5.48
   June (through June 20) ....    41.22   38.46      6.58    6.01

     During the year ended December 31, 2006, we did not purchase, sell or redeem any of our H shares.

     In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange on December 22, 2006.

ITEM 9B. PLAN OF DISTRIBUTION

     Not applicable.

ITEM 9C. MARKETS

     Our H shares are listed on the Stock Exchange of Hong Kong under the stock code "0525" and American Depositary Shares representing our H shares are listed on the New York Stock Exchange under the stock code "GSH". In addition, our A shares became listed for trading on the Shanghai Stock Exchange under the stock code "601333" starting from December 22, 2006.

ITEM 9D. SELLING SHAREHOLDERS

     Not applicable.

ITEM 9E. DILUTION

     Not applicable.

ITEM 9F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is (Chinese Characters), and its English translation is Guangshen Railway Company Limited.

ITEM 10A. SHARE CAPITAL

     The Company issued a total of 2,747,987,000 A Shares in its initial public offering of A shares on the PRC domestic market in December 2006, and raised proceeds of approximately RMB10.0 billion from the A Share Offering. Each A share has a par value of RMB1.00. They have been listed for trading on Shanghai Stock Exchange on December 22, 2006 and March 22, 2007, respectively.

     The total number of shares of the Company after the A Share Offering is RMB7,083,537,000.

     As of December 31, 2006, our share capital consisted of:

                                                                     Number    Percentage
                                                                   of shares    of share
Type of share capital                                                ('000)        (%)
---------------------                                              ---------   ----------
Domestic tradable shares with restriction on sales (A shares)      4,385,194       61.9
Domestic tradable shares without restriction on sales (A shares)   1,267,043       17.9
H Shares                                                           1,431,300       20.2
                                                                   ---------     ------
Total                                                              7,083,537     100.00

PUBLIC FLOAT

     As at June 28, 2007, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

PRE-EMPTIVE RIGHTS

     There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Described below is a summary of the significant provisions of our Articles of Association as currently in effect. As this is a summary, it does not contain all the information that may be important to you. A copy of our complete Articles of Association that took effect in March 2007 after the A Share Offering is attached hereto as Exhibit 1.1.

GENERAL

     We are a joint stock limited company established in accordance with the Company Law of China, the Rules of the State Council on the Overseas Issuance and Listings and other relevant laws and regulations of the PRC. Guangshen Railway was established by way of promotion with approval evidenced by the document "Ti Gai Sheng" [1995] No.151 of the PRC's State Commission For Economic Restructuring. We were registered with and obtained a business license from the Administration for Industry And Commerce of Shenzhen, Guangdong Province on March 6, 1996. The number of our business license is Shen Si Zi 4403011022106.
Article 12 of our Articles of Association states that our object is to carry on the business of railway transportation.

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

VOTING RIGHTS AND SHAREHOLDER MEETINGS

     Shareholders' general meetings can be annual shareholders' general meetings or extraordinary general meetings. Shareholders' meetings shall be convened by the board of directors. The board of directors shall convene an annual shareholders' meeting within six months from the end of the preceding accounting year. The shareholders provide us with principal authority at general meetings. We exercise our functions and powers in compliance with our Articles of Association.

     We shall not enter into any contract with any person other than a director, supervisor, general manager, deputy general manager, or other senior officers of the Company whereby the management and administration of the whole of the Company or any material business of Guangshen Railway is to be handed over to such person without the prior approval of the shareholders in a general meeting.

     The board of directors shall convene an extraordinary shareholders meeting within two months if any one of the following circumstances occurs:

     - the number of directors falls short of the number stipulated in the Company Law of the PRC or our by-laws or is below two-thirds of the number required in our Articles of Association;

     - our unrecovered losses that have not been made up amount to one-third of our paid-in share capital;

     - shareholder(s), severally or jointly, holding 10% or more of our issued shares carrying the right to vote make a request in writing to convene an extraordinary general meeting;

     -    the board of directors considers it necessary; or

     -    the supervisory committee proposes to convene such a meeting.

     Where we convene a shareholders' general meeting (when we have more than one shareholder), we shall give not less than 45 days prior written notice to all shareholders whose names appear in the share register of the items to be considered and the date and venue of the meeting. Any shareholder intending to attend the shareholders' general meeting shall give us a written reply stating his or her intention to attend the meeting 20 days prior to the date of the meeting.

     Where the Company convenes an annual general meeting, shareholders who severally or jointly hold more than 3 percent of the Company's shares, may present an extraordinary proposal for the shareholders' general meeting in written form to the Company. If the subject of the extraordinary proposal falls within the functions and powers of a shareholders' general meeting, then it should be included in the agenda of the meeting.

     A shareholder extraordinary general meeting shall not resolve any matter not stated in the notice of such meeting. A notice of meeting of shareholders shall:

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

     - contain the full text of any special resolution proposed to be approved at the meeting;

     - contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him or her and that a proxy need not also be a shareholder; and

     - state the time within which and the address to which voting proxies for the meeting are to be delivered.

     The Company may send the notice to the domestic shareholders by way of public notice published in one or more newspapers designated by the securities regulatory authority within the interval between forty-five (45) days and fifty
(50) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the meeting or the resolutions adopted therein. Where we convene an annual general meeting, we shall include in the agenda of the meeting any resolutions submitted by shareholders (including proxies) who either separately or in aggregate hold more than three percent of the total number of our shares, provided that these resolutions fall within the scope of powers of a shareholders' general meeting.

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

     - our annual financial budget, final accounts, balance sheet, income statement and other financial statements; and

     - matters other than those that are required by laws, administrative regulations or our Articles of Association to be adopted by way of special resolution.

     The following matters shall be resolved by way of special resolution of the shareholders' general meeting:

     - increase or reduction of our share capital and the issuance of shares of any class, warrants and other similar securities;

     -    issuance of Company debentures;

     -    division, merger, dissolution and liquidation of the Company;

     -    amendment to our Articles of Association;

     -    alteration to the form of the Company;

     - acquisition or disposal within one year of material assets exceeding 30% of the total assets of the Company; and

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

     At least one-third of our board members shall be independent directors. An independent director is a director who does not act in other capacities in our Company other than as a director, and who does not have any relationship with our Company or our Company's substantial shareholders which may affect the director in making independent and objective judgment. An independent director shall have certain special duties, including, among others, to approve a connected transaction of which the total consideration accounts for more than five percent of the latest audited net asset value of our Company before submission to the board of the directors for discussion, to propose the convening of a board meeting, to engage external auditors or consultants independently, and to make independent opinion on significant events of our Company. To ensure that the independent directors can effectively perform their duties, our Company shall provide them with certain working conditions.

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

REDUCTION OF SHARE CAPITAL AND PURCHASE BY US OF OUR SHARES

     We may, following the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase any of our issued shares under the following circumstances:

     -    cancellation of shares for capital reduction;

     -    merging with another company that holds our shares;

     -    paying shares to our employees as bonus; or

     - repurchasing, upon request, any shares held by any shareholder who is opposed to the Company's resolution for merger or spin-off at a shareholders' general meeting.

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

     The shares repurchased by the Company under item 3 may not exceed five percent of the total of the Company's issued shares. Such repurchase shall be financed by the Company's profit after tax. The shares so repurchased shall be transferred to the employees within one year.

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

     Shares repurchased by us shall be canceled and the amount of our registered capital shall be reduced by the par value of those shares. The amount of our registered capital so reduced to the extent that shares are repurchased out of an amount deducted from our distributable profits, shall be transferred to our capital common reserve account.

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

     We shall not directly or indirectly make a loan to or provide any guarantees in connection with a loan to a director, supervisor, general manager, deputy general manager or other senior officers of Guangshen Railway or of GRGC or any of their respective associates. However, the following transactions are not subject to this prohibition:

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

RECENT AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

     In May 2005 and May 2006, in anticipation of A Share Offering, we made conditional amendments to our draft Articles of Association to meet applicable PRC regulatory requirements, in particular, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China and the new Company Law effective from January 1, 2006. The proposed amendment to our draft Articles of Association was furnished to the SEC as Exhibit 99.1--Appendix I to the Form 6-K filed on April 18, 2006 (the conditional Articles of Association, as amended, will be referred to hereinafter as the "Conditional AOA"). In addition, our annual general meeting of shareholders approved further amendments to our then effective Articles of Association on May 11, 2006, pursuant to the new Company Law effective from January 1, 2006. After the completion of the A Share Offering in December 2006, the Conditional AOA did not take effect until March 2007 after we made further amendments to it and completed the required filings and registrations with the relevant government authorities. Upon the completion of our A Share Offering, Guidelines for the Articles of Associations of Listed Companies, as amended, in March 2006 issued by the China Securities Regulatory Commission, or the CSRC Guidelines, became applicable to us. In accordance with this CSRC Guidelines, we proposed further amendments to our Articles of Association for consideration of our Shareholders' General Meeting of 2006. On June 28, 2007, the amendment was approved by our Shareholders' General Meeting of 2006. The amendment will not come into effect until after the completion of required filing and registration with relevant governmental authorities.

ITEM 10C. MATERIAL CONTRACTS

     Except for the loan agreements, Acquisition Agreement and the connected transaction agreements we entered into with various banks, Yangcheng Railway Company, GRGC and other related parties as discussed in "ITEM 5. Operating and Financial Review and Prospects--Overview-- A Share OfferinG, Very Substantial Acquisition and Continuing Connected Transactions", "Item 5B. Liquidity and Capital Resources" and "Item 7. Major Shareholders and Related Party Transactions", all other material contracts we entered into during the fiscal years of 2005 and 2006 were made in the ordinary course of business.

ITEM 10D. EXCHANGE CONTROLS

     The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People's Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of Renminbi into U.S. dollars in China currently must be based on the People's Bank of China rate. The People's Bank of China rate is set based on the previous day's Chinese interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.

     Any future fluctuation of the Renminbi against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2006, due to the continuous appreciation of RMB against U.S. dollar and Hong Kong dollar, we incurred a foreign exchange loss of approximately RMB13.68 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future, or, therefore, that our Hong Kong dollar revenues will insulate us from changes in the Renminbi-U.S. dollar and Renminbi-HK dollar exchange rates. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

     We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2006, we maintained the equivalent of approximately RMB75.7 million in U.S. dollar or Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3(a) of our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

     On March 16, 2007, the National People's Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which will take effect from January 1, 2008. According to the new EIT Law, the preferential income tax rate of 15% that is currently applicable to companies incorporated in Shenzhen and other special economic zones will be phased out in five-years upon January 1, 2008, and after such five-years period, our applicable tax rate will become 25%, i.e., the unified income tax rate applicable to almost all domestic companies in the PRC with minor exceptions. Up to date, the relevant authorities have not yet issued any detailed rules of the new EIT Law concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and the related measures for the transitional periods from 2008 and onwards have not been clarified. Consequently, we are not in a position to reasonably assess the impact, if any, of the carrying values of deferred tax assets and deferred tax liabilities resulting from the implementation of the new EIT Law.

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

     For an Enterprise. When a foreign enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, the foreign enterprise is normally subject to PRC withholding tax of 20% under the new EIT Law. However, according to the Tax Notice, a foreign enterprise without an establishment in the PRC receiving a dividend payment on overseas shares, such as H shares or ADSs, will not be subject to withholding tax on the dividend payment.

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

     Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and will be treated as "passive category income" or, in the case of some U.S. holders, "general category income." You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

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

HONG KONG ESTATE DUTY

     Estate duty is levied on the value of property situated in Hong Kong passing or deemed passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. Estate duty was abolished effective from February 11, 2006 and estates of persons who passed away on or after February 11, 2006 are therefore not subject to estate duty. The estate duty chargeable in respect of estates of persons dying on or after July 15, 2005 and before February 11, 2006 with the principal value exceeding HK $7.5 million is reduced to a nominal duty of HK $100.

ITEM 10F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

ITEM 10G. STATEMENT BY EXPERTS

     Not applicable.

ITEM 10H. DOCUMENTS ON DISPLAY

     We filed with SEC in Washington, D.C. a registration statement on Form F-1 (Registration No.333-3382) under the Securities Act of 1933, as amended, in connection with our global offering of American depositary shares in May 1996. The registration statement contains exhibits and schedules. For further information with respect to our Company and our American depositary shares, please refer to the registration statement and to the exhibits and schedules filed with the registration statement.

     Additionally, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the SEC. You may review a copy of the registration statement and other information without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also inspect the registration statement and its exhibits and schedules at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. You may also get copies, upon payment of a prescribed fee, of all or a portion of the registration statement from the SEC's public reference room or by calling the SEC on 1-800-SEC-0330 or visiting the SEC's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

ITEM 10I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following paragraphs describe the various market risks to which we were exposed as of December 31, 2006.

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

     The monetary assets held by the Company that are denominated in USD and HKD as of December 31, 2005 and 2006 are set forth below.

                                                                As of December 31
                                       Currency        2005            2006
Monetary assets                      denomination   (RMB'000)       (RMB'000)
---------------                      ------------   ---------   -----------------
Current assets
Short-term deposits with original
   maturities of over three months        USD        503,463              --
Cash and cash equivalent                  USD          9,049          23,701
Cash and cash equivalent                  HKD        110,195          51,988

     The Company may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. The Company has not used any means to hedge the exposure to foreign exchange risk.

     On July 21, 2005, the PRC government announced that the RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with the USD on or after that day. As a result, RMB appreciated by approximately 2% as compared to USD based on the exchange rate announced on that day and subsequently continued to appreciate throughout the remainder of 2005 and 2006. The Company suffered foreign exchange losses of approximately RMB13.7 million in the year ended December 31, 2006. The losses were recorded as finance costs in the income statement for the year ended December 31, 2006.

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

INTEREST RATE RISKS

     Funds that we do not need in the short term are generally kept as temporary cash deposits in state-owned commercial banks and in the MOR Deposit-Taking Center in the form of demand or time deposits. We do not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2006, we had RMB1.86 billion in loans outstanding.

     As the Company has no significant interest-bearing assets (except for deposits placed with banks and deposit center of the MOR and the restricted cash balance), the Company's income and operating cash flows are not materially affected by the changes of market interest rates. The Company's interest rate risk arises mainly from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk.

CREDIT RISKS

     The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and due from related parties represent the Company's maximum exposure to credit risk in relation to financial assets.

     Cash and short term liquid investments are placed with reputable banks and deposit taking centers operated by MOR. See Notes 19 and 32(b) of our audited consolidated financial statements, included else where in this annual report. No significant credit risk is expected.

     The majority of the Company's accounts receivable balance relate to the rendering of services or sales of products to third party customers. The Company's other receivable balances mainly arise from services other than the main railway transportation services. The Company performs ongoing credit evaluations of its customers/debtors' financial condition and generally do not require collateral from the customers/debtors' account on the outstanding balances. Based on the expected reliability and the timing for collection of the outstanding balances, the Company maintains a provision for doubtful accounts and actual losses incurred have been within management's expectation.

     No other financial assets carry a significant exposure to credit risk.

     See "ITEM 8A.7 Legal Proceedings" for a discussion of our potential loss in our interests in Tiecheng resulting from a litigation. See "Item 5B. Liquidity and Capital Resources" for a discussion of the overdue time deposit held by Licheng.

     As of December 31, 2006, our balances denominated in Hong Kong dollars and U.S. dollars were translated into Renminbi at the applicable market exchange rates as of that date and amounted to approximately RMB75.7 million. If the applicable market exchange rates were to change by 10%, this would result in a change in fair value of approximately RMB7.6 million in these balances. For the year ended December 31, 2006, the interest income derived from our cash balances at banks and temporary cash investments amounted to approximately RMB30.8 million. A 10% change in interest rates would have resulted in a change in interest income of approximately RMB3.1 million.

     Except as described above and in Note 3 to our audited consolidated financial statements herein, our management believes that as of the end of December 31, 2006, at present and in our normal course of business, we are not subject to any other market-related risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     Our Chairman of the Board, General Manager, and Chief Accountant, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that, as of the end of the period covered by this Form 20-F, as a result of the two material weaknesses identified by our management in the assessment of our internal controls over financial reporting, our disclosure controls and procedures were not effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and regulations.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

     Under the supervision, and with the participation, of our Chairman of the Board, General Manager, and Chief Accountant, we conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment has identified two control deficiencies in our internal control over financial reporting that constitute material weaknesses, as defined in the standards established by the U.S. Public Company Accounting Oversight Board, that could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis by our internal controls.

     Our management's assessment of the effectiveness of the Company's internal control over financial reporting concluded that, as of December 31, 2006, we did not maintain effective internal control over financial reporting as a result of the following identified material weaknesses:

     - we did not maintain sufficient numbers of financial and accounting staff who are knowledgeable of IFRS and U.S. GAAP accounting rules to support the size and complexity of our Company's current organizational structure and financial reporting requirements. Specifically, certain positions in our accounting and finance departments were staffed with individuals who did not have the appropriate knowledge, skills and training in IFRS and U.S. GAAP; and

     - we did not establish adequate policies and procedures to evaluate the status of our construction-in-progress on a regular basis. Construction-in-progress that is completed and ready for its intended use may not have been properly recorded as fixed assets and depreciation of such assets may not have been commenced in a timely manner. This may result in a misclassification between fixed assets and construction-in-progress and a misstatement of depreciation in our financial statements.

     This annual report on Form 20-F does not include an attestation report of our registered independent public accounting firm regarding management's assessment of the Company's internal control over financial reporting. Management's report was not subject to audit by our registered independent public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

     Beginning with the year ended December 31, 2007, Section 404 of the Sarbanes-Oxley Act will require our independent registered public accounting firm to provide an attestation report regarding management's assessment of the Company's internal control over financial reporting as of the end of the Company's fiscal year ended December 31, 2007 with our annual report on Form 20-F. As our independent registered public accounting firm performs the audit in order to provide the attestation report required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002 for the year ended December 31, 2007, additional deficiencies, including deficiencies that may constitute significant deficiencies or material weaknesses, may be detected in our internal control over financial reporting.

REMEDIATION OF MATERIAL WEAKNESSES

     Acting under the supervision and guidance of our audit committee and board of directors, our management has worked, and will continue to work, to address these deficiencies in our internal control over financial reporting. The actions we have taken include the following:

     - we are in the process of engaging an independent registered public accounting firm other than our auditors that are familiar with IFRS and U.S. GAAP as our consultant to provide support to our accounting and finance teams; and

     - we are in the process of formulating additional policies and procedures to ensure that information regarding the status of our construction-in-process is obtained on a regular basis from the relevant departments of the Company and accurately reflected in our financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

HOME COUNTRY PRACTICES

     Under the NYSE's corporate governance listing standards, we are required to disclose any significant ways in which our governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in our corporate governance practices compared to those followed by a U.S. domestic company under the NYSE listing standards, except for the following:

     - we do not have the majority of our board of directors comprised of independent directors as defined under Section 303A.02 of the NYSE Manual.

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

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our General Manager, Chief Accountant, and other senior officers on April 20, 2004. A copy of this code of ethics was filed with the SEC as Exhibit 11.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2003.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our international auditors for 2007 have been approved at the annual general meeting of Guangshen Railway held on June 28, 2007.

     PwC was our international auditors for 2006, 2005 and 2004.

     The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2005 and 2006.

                     2005    2006
                     ----   -------
                     (RMB MILLIONS)
Audit Fees            2.0     5.82
Audit-related Fees     --     1.16
Tax Fees               --       --
All Other Fees         --       --
                      ---     ----
Total                 2.0     6.98
                      ===     ====

----------
Notes:

1. Traveling expenses and tax fees are included in the audit fees and do not require additional payment.

2. As of December 31, 2006, there did not exist any amount that became payable but remained outstanding.

3. The audit-related fees paid to PwC are related to the services for a pre-clearance matter in relation to the audit. The board of directors does not believe that such fees have affected the independence of the auditing.

     In 2005, PwC provided certain advisory services in connection with our preparation for compliance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002. The Audit Committee Charter, which was adopted by our board of directors on August 12, 2004 and revised on March 17, 2005 based on the applicable guidelines set forth in the HKSE Listing Rules and U.S. Sarbanes-Oxley Act of 2002, provides that our audit committee is responsible for, among other matters, supervising the audit of our Company, including the assessment and evaluation of the nature, quality and scope of work and the fees of our external auditors. Pursuant to paragraph

(c)(7)(i)(A) of Rule 2-01 of Regulation S-X, the engagement of PwC to perform these audit and other services were approved by our audit committee and our board of directors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     During the year ended December 31, 2006, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

                                    PART III

                          ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

                          ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-56 following ITEM 19.

                                ITEM 19. EXHIBITS

     (a)  See pages F-1 to F-56 following this item.

     (b)  Index of Exhibits

     Documents filed as exhibits to this annual report:

Exhibit
Number                                 Description
-------   ----------------------------------------------------------------------
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

4.5       Summary of the Conditional Agreement dated August 9, 2005 between
          Guangshen Railway Company Limited, Qingdao BSP and Bombardier Sweden and China International Tendering Company**

4.6 Summary of the Form of the Railway Construction Management Agreement, dated December 15, 2005 for the Fourth Line Construction**

4.7       Comprehensive Services Agreement dated January 13, 2006 between
          Guangshen Railway Company Limited and Guangzhou Railway (Group)
          Company**

4.8       Comprehensive Services Agreement dated January 13, 2006 between
          Guangshen Railway Company Limited and Guangzhou Railway (Group)
          Guangshen Railway Enterprise Development Company**

4.9       Summary of the Forms of the Surveying and Design Services Agreements
          For Railway Construction and the Construction Services Agreements, dated May 15, 2006 for the Fourth Line**

4.10      Summary of the Agreement between Guangshen Railway Company Limited and
          Guangzhou Zhongche Railway Rolling Stock Sales and Services Company
          Limited for the lease of electric train-sets**

4.11      Supplemental agreement to the Comprehensive Services Agreement between
          Guangshen Railway Company Limited and Guangzhou Railway (Group)
          Guangshen Railway Enterprise Development Company, dated April 19, 2007

4.12 Summary of the three loan agreements Guangshen Railway Company Limited entered into with three PRC banks

4.13      Supplemental agreement to Railway Business Related Assets Purchase
          Agreement dated November 14, 2006 between Guangshen Railway Company
          Limited and Guangzhou Railway Group Yangcheng Railway Enterprise
          Development Company

7.1 Statements explaining how certain ratios are calculated in this annual report

8.1       List of subsidiaries of Guangshen Railway Company Limited as of
          December 31, 2006

12.1 Section 302 principal executive officers' and principal financial officer's certifications

13.1 Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to
          Section 906 of the U.S. Sarbanes-Oxley Act of 2002

----------
* Incorporated by reference from the Registrant's annual report on Form 20-F filed with the SEC on June 28, 2005

** Incorporated by reference from the Registrant's annual report on Form 20-F filed with the SEC on June 29, 2006

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        GUANGSHEN RAILWAY COMPANY LIMITED


Date:  June 28, 2007                    By: /s/ He Yuhua
                                            ------------------------------------
                                            He Yuhua
                                            Chairman of the Board of Directors

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
   Report of Independent Registered Public Accounting Firm                   F-2
   Consolidated Balance Sheets as of 31 December 2005 and 2006               F-3
   Consolidated Income Statements for the years ended 31 December 2004,
      2005 and 2006                                                          F-4
   Consolidated Cash Flow Statements for the years ended
      31 December 2004, 2005 and 2006                                        F-5
   Consolidated Statements of Changes in Equity for the years ended 31
      December 2004, 2005 and 2006                                           F-6
   Notes to the Consolidated Financial Statements                            F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Guangshen Railway Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements and the consolidated statements of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the "Company") and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5(a) to the consolidated financial statements, the Company changed its accounting policy in respect of fixed assets from a revaluation model to the historical cost model.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS

Hong Kong
28 June 2007

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                         AS OF 31 DECEMBER 2005 AND 2006
                             (Amounts in thousands)

                                                                                31 December
                                                                    -----------------------------------
                                                           Note        2005         2006         2006
                                                        ---------   ----------   ----------   ---------
                                                                        RMB         RMB         US$*
                                                                     Restated
                                                                     (Note 5)
ASSETS
NON-CURRENT ASSETS
   Fixed assets                                             7        6,346,822    6,738,477     863,907
   Construction-in-progress                                 8        1,449,358    4,305,157     551,943
   Prepayment for fixed assets                            35(c)        482,940      411,476      52,753
   Leasehold land payments                                  9          620,798      625,628      80,209
   Prepayment and deferred acquisition costs relating
      to a business combination                         35(c), 36           --    5,296,593     679,050
   Interests in associates                              11, 35(c)      108,000       92,834      11,902
   Available-for-sale investments                           12          46,108       46,108       5,911
   Deferred tax assets                                      13         192,692      190,843      24,467
   Deferred staff costs                                     14         135,821      120,730      15,479
                                                                    ----------   ----------   ---------
                                                                     9,382,539   17,827,846   2,285,621
                                                                    ----------   ----------   ---------
CURRENT ASSETS
   Materials and supplies                                   15          64,953       66,967       8,586
   Trade receivables, net                                   16         106,393       62,869       8,060
   Due from related parties                               35(c)         80,306       31,757       4,071
   Prepayments and other receivables, net                   17         170,607       98,636      12,646
   Restricted cash                                          18         173,413      233,474      29,933
   Short-term deposits                                      19         766,131      169,739      21,761
   Cash and cash equivalents                              32(b)      1,112,128    5,851,831     750,235
                                                                    ----------   ----------   ---------
                                                                     2,473,931    6,515,273     835,292
                                                                    ----------   ----------   ---------
      TOTAL ASSETS                                                  11,856,470   24,343,119   3,120,913
                                                                    ==========   ==========   =========
EQUITY
   Common stock, par value RMB1.00 per share,
      4,335,550,000 shares authorised and outstanding       20       4,335,550    7,083,537     908,146
   Reserves                                                 21       5,460,526   13,085,471   1,677,624
                                                                    ----------   ----------   ---------
                                                                     9,796,076   20,169,008   2,585,770
MINORITY INTERESTS                                                      48,757       50,922       6,529
                                                                    ----------   ----------   ---------
      TOTAL EQUITY                                                   9,844,833   20,219,930   2,592,299
                                                                    ----------   ----------   ---------
LIABILITIES
NON-CURRENT LIABILITIES
   Borrowings                                               22              --    1,860,000     238,461
   Early retirement obligations                             23              --       16,917       2,169
   Deferred tax liabilities                                 13           4,830        9,802       1,257
                                                                    ----------   ----------   ---------
                                                                         4,830    1,886,719     241,887
                                                                    ----------   ----------   ---------
CURRENT LIABILITIES
   Trade payables                                           24         118,707      240,334      30,812
   Payables for construction-in-progress                                99,462    1,004,750     128,814
   Due to related parties                                 35(c)      1,174,101      220,915      28,323
   Dividends payable                                                       462           74           9
   Taxes payable                                                       102,155      127,282      16,318
   Housing fund payable                                     18         173,413      233,474      29,933
   Accruals and other payables                            23, 25       338,507      409,641      52,518
                                                                    ----------   ----------   ---------
                                                                     2,006,807    2,236,470     286,727
                                                                    ----------   ----------   ---------
      TOTAL LIABILITIES                                              2,011,637    4,123,189     528,614
                                                                    ----------   ----------   ---------
      TOTAL EQUITY AND LIABILITIES                                  11,856,470   24,343,119   3,120,913
                                                                    ==========   ==========   =========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 29 December 2006 of US$1.00=RMB7.8 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 29 December 2006.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
               FOR THE YEARS ENDED 31 DECEMBER 2004, 2005 AND 2006
            (Amounts in thousands, except per share and per ADS data)

                                                                                   Years ended 31 December
                                                                ------------------------------------------------------------
                                                         Note        2004           2005              2006        2006
                                                         ----   -------------   -------------    -------------   -----------
                                                                      RMB            RMB              RMB            US$*
                                                                   (Note 5)        (Note 5)
                                                                   Restated        Restated
Revenues from railroad businesses
   Passenger                                                        2,259,671       2,511,156        2,841,045       364,236
   Freight                                                            611,807         588,310          624,839        80,108
                                                                -------------   -------------    -------------   -----------
                                                                    2,871,478       3,099,466        3,465,884       444,344
Revenues from other businesses                                        166,671         177,462          128,590        16,486
                                                                -------------   -------------    -------------   -----------
Total revenues                                                      3,038,149       3,276,928        3,594,474       460,830
Operating expenses
   Railroad businesses
      Business tax                                                    (83,732)        (86,565)         (98,567)      (12,637)
      Labour and benefits                                 26         (604,816)       (597,254))       (718,035)      (92,056)
      Equipment leases and services                                  (452,204)       (507,627)        (633,036)      (81,158)
      Materials and supplies                                         (245,534)       (283,902)        (268,259)      (34,392)
      Repair costs, excluding materials and supplies                 (216,294)       (262,973)        (212,435)      (27,235)
      Depreciation of fixed assets                                   (295,953)       (289,185)        (317,358)      (40,687)
      Amortisation of leasehold land payments                         (15,704)        (15,416)         (16,776)       (2,151)
      Social services charges                                         (84,643)        (78,227)         (74,520)       (9,554)
      Utility and office expenses                                     (78,055)       (109,719)        (102,949)      (13,199)
      Others                                                         (126,338)       (108,516)         (85,972)      (11,022)
                                                                -------------   -------------    -------------   -----------
                                                                   (2,203,273)     (2,339,384)      (2,527,907)     (324,091)
                                                                -------------   -------------    -------------   -----------
   Other businesses
      Business tax                                                     (7,840)        (10,493)          (4,885)         (626)
      Labour and benefits                                 26          (49,559)        (58,761)         (65,710)       (8,424)
      Materials and supplies                                          (95,637)       (103,249)         (83,072)      (10,650)
      Depreciation of fixed assets                                     (1,588)         (2,773)          (2,529)         (324)
      Amortisation of leasehold land payments                              --            (165)               -             -
      Utility and office expenses                                     (11,531)        (14,906)          (9,815)       (1,259)
                                                                -------------   -------------    -------------   -----------
                                                                     (166,155)       (190,347)        (166,011)      (21,283)
                                                                -------------   -------------    -------------   -----------
Total operating expenses                                           (2,369,428)     (2,529,731)      (2,693,918)     (345,374)
Other income, net                                                      48,193          51,628           64,648         8,288
                                                                -------------   -------------    -------------   -----------
PROFIT FROM OPERATIONS                                                716,914         798,825          965,204       123,744
Finance costs                                             27           (1,136)        (22,738)         (15,970)       (2,047)
Share of results of associates after tax                  11          (12,119)        (19,949)         (28,306)       (3,629)
                                                                -------------   -------------    -------------   -----------
PROFIT BEFORE INCOME TAX                                              703,659         756,138          920,928       118,068
Income tax expense                                        28         (104,155)       (110,176)        (149,155)      (19,123)
                                                                -------------   -------------    -------------   -----------
PROFIT FOR THE YEAR                                                   599,504         645,962          771,773        98,945
                                                                =============   =============    =============   ===========
ATTRIBUTABLE TO:
Equity holders of the Company                                         600,250         646,960          771,513        98,912
Minority interests                                                       (746)           (998)             260            33
                                                                -------------   -------------    -------------   -----------
                                                                      599,504         645,962          771,773        98,945
                                                                =============   =============    =============   ===========
DIVIDENDS                                                 31          476,911         520,266          566,683        72,652

EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE
   EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
   - Basic and diluted                                    30    RMB      0.14   RMB      0.15    RMB      0.17   US$   0.022

EARNINGS PER EQUIVALENT ADS
   - Basic and diluted                                          RMB      6.91   RMB      7.07    RMB      8.73   US$    1.12
                                                                =============   =============    =============   ===========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 29 December 2006 of US$1.00=RMB7.8 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 29 December 2006.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                        CONSOLIDATED CASH FLOW STATEMENTS
               FOR THE YEARS ENDED 31 DECEMBER 2004, 2005 AND 2006
                             (Amounts in thousands)

                                                                                  Year ended 31 December
                                                                    -------------------------------------------------
                                                           Note        2004         2005         2006         2006
                                                           ----     ----------   ----------   ----------   ----------
                                                                        RMB          RMB          RMB         US$*
CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash generated from operations                            32(a)   1,321,850    1,471,525    1,230,958      157,816
   Interest paid                                                        (1,030)        (654)      (1,745)        (224)
   Income tax paid                                                     (84,241)     (90,724)    (117,209)     (15,027)
                                                                    ----------   ----------   ----------   ----------
   Net cash generated from operating activities                      1,236,579    1,380,147    1,112,004      142,565
                                                                    ----------   ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets and payments for
      construction-in-progress, net of related payables               (310,179)  (1,588,374)  (3,202,670)    (410,599)
   Deposits for business combination                                        --           --   (5,265,250)    (675,032)
   Proceeds from sale of fixed assets                                    4,041       38,235       42,596        5,461
   Proceeds from acquisition of a subsidiary                                --           --        1,905          244
   Increase / (decrease) in interests in associates, net     11             --       62,700      (42,937)      (5,505)
   (Increase) / decrease in short-term deposits with
      maturities more than three months                               (751,869)     613,178      596,392       76,461
   Interest received                                                    57,368       53,346       36,633        4,697
                                                                    ----------   ----------   ----------   ----------
   Net cash used in investing activities                            (1,000,639)    (820,915)  (7,833,331)  (1,004,273)
                                                                    ----------   ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of share capital                   20             --           --   10,332,432    1,324,671
   Share issuance costs                                      20        (14,035)     (12,972)    (210,747)     (27,019)
   Proceeds from borrowings                                                 --           --    1,860,000      238,462
   Dividends paid to the Company's shareholders                       (455,009)    (476,904)    (520,655)     (66,751)
   Dividends paid to minority interests                                     --       (1,857)          --           --
                                                                    ----------   ----------   ----------   ----------
   Net cash (used in) / generated from financing
      activities                                                      (469,044)    (491,733)  11,461,030    1,469,363
                                                                    ----------   ----------   ----------   ----------
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS                 (233,104)      67,499    4,739,703      607,654
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR                      1,277,733    1,044,629    1,112,128      142,581
                                                                    ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS, AT END OF YEAR                    32(b)   1,044,629    1,112,128    5,851,831      750,235
                                                                    ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 29 December 2006 of US$1.00=RMB7.8 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 29 December 2006.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
               FOR THE YEARS ENDED 31 DECEMBER 2004, 2005 AND 2006
                             (Amounts in thousands)

                                                                  Attributable to equity holders
                                --------------------------------------------------------------------------------------------------
                                                                                          Statutory
                                                                 Shares      Statutory      public    Discretionary
                                    Share          Share        issuance      surplus      welfare       surplus        Retained
                                   capital        premium        costs        reserve        fund        reserve        earnings
                                  (Note 20)      (Restated)    (Note 20)     (Note 21)    (Note 21)     (Note 21)      (Restated)
                                     RMB            RMB           RMB           RMB          RMB           RMB             RMB
                                ------------   -------------   ---------   ------------   ---------   -------------   ------------
Balance at 1 January 2004,
   restated                        4,335,550       2,715,778         --         545,574    481,394         341,659         948,063
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Originally reported                4,335,550       3,984,135         --         545,574    481,394         341,659         634,046
Effects of changes in
   accounting policy (Note 5)                     (1,268,357)                                                              314,017
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Share issuance costs                      --              --    (14,035)             --         --              --              --
Profit for the year, restated             --              --         --              --         --              --         600,250
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Originally reported                       --              --         --              --         --              --         567,484
Effects of changes in
   accounting policy (Note 5)                                                                                               32,766
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Appropriation from retained
   earnings                               --              --         --          59,771     29,900              --         (89,671)
Dividends                                 --              --         --              --         --              --        (455,233)
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Balance at 31 December 2004,
   restated                        4,335,550       2,715,778    (14,035)        605,345    511,294         341,659       1,003,409
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Originally reported                4,335,550       3,984,135    (14,035)        605,345    511,294         341,659         656,626
Effects of changes in
   accounting policy (Note 5)             --      (1,268,357)        --              --         --              --         346,783
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Balance at 1 January 2005,
   restated                        4,335,550       2,715,778    (14,035)        605,345    511,294         341,659       1,003,409
Share issuance costs                      --              --    (12,972)             --         --              --              --
Profit for the year, restated             --              --         --              --         --              --         646,960
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Originally reported                       --              --         --              --         --              --         613,368
Effects of changes in
   accounting policy (Note 5)             --              --         --              --         --              --          33,592
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Adjustment related to
   carrying value of fixed
   assets at Restructuring
   (Note a)                               --         140,000         --              --         --              --              --
Appropriation from retained
   earnings                               --              --         --          61,192     29,834              13         (91,039)
Transfers                                 --              --         --          (3,995)    (6,592)          4,321           6,266
Dividends                                 --              --         --              --         --              --        (476,911)
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Balance at 31 December 2005,
   restated                        4,335,550       2,855,778    (27,007)        662,542    534,536         345,993       1,088,684
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Originally reported                4,335,550       4,124,135    (27,007)        662,542    534,536         345,993         708,310
Effects of changes in
   accounting policy (Note 5)             --      (1,268,357)        --              --         --              --         380,374
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Balance at 1 January 2006,
   restated                        4,335,550       2,855,778    (27,007)        662,542    534,536         345,993       1,088,684
Class A share issuance             2,747,987       7,584,445         --              --         --              --              --
Share issuance costs                      --              --   (210,747)             --         --              --              --
Profit for the year                       --              --         --              --         --              --         771,513
Acquisition of a subsidiary               --              --         --              --         --              --              --
Disposal of a subsidiary                  --              --         --              --         --              --              --
Appropriation from retained
   earnings                               --              --         --          71,605         --              41         (71,646)
Share issuance cost offset
   against share premium                  --        (237,754)   237,754              --         --              --              --
Transfers                                 --              --         --         534,536   (534,536)             --              --
Dividends                                 --              --         --              --         --              --        (520,266)
                                ------------   -------------   --------    ------------   --------      ----------    ------------
Balance at 31 December 2006        7,083,537      10,202,469         --       1,268,683         --         346,034       1,268,285
                                ============   =============   ========    ============   ========      ==========    ============
Balance at 31 December
   2006 (*)                     US$  908,146   US$ 1,308,009         --    US$  162,652         --      US$ 44,363    US$  162,601
                                ============   =============   ========    ============   ========      ==========    ============





                                 Minority        Total
                                 interest        equity
                                    RMB           RMB
                                ----------   -------------
Balance at 1 January 2004,
   restated                         52,358       9,420,376
                                ----------   -------------
Originally reported                 52,358      10,374,716
Effects of changes in
   accounting policy (Note 5)                     (954,340)
                                ----------   -------------
Share issuance costs                    --         (14,035)
Profit for the year, restated         (746)        599,504
                                ----------   -------------
Originally reported                   (746)        566,738
Effects of changes in
   accounting policy (Note 5)                       32,766
                                ----------   -------------
Appropriation from retained
   earnings                             --              --
Dividends                               --        (455,233)
                                ----------   -------------
Balance at 31 December 2004,
   restated                         51,612       9,550,612
                                ----------   -------------
Originally reported                 51,612      10,472,186
Effects of changes in
   accounting policy (Note 5)           --        (921,574)
                                ----------   -------------
Balance at 1 January 2005,
   restated                         51,612       9,550,612
Share issuance costs                    --         (12,972)
Profit for the year, restated         (998)        645,962
                                ----------   -------------
Originally reported                   (998)        612,370
Effects of changes in
   accounting policy (Note 5)           --          33,592
                                ----------   -------------
Adjustment related to
   carrying value of fixed
   assets at Restructuring
   (Note a)                             --         140,000
Appropriation from retained
   earnings                         (1,857)         (1,857)
Transfers                               --              --
Dividends                               --        (476,911)
                                ----------   -------------
Balance at 31 December 2005,
   restated                         48,757       9,844,833
                                ----------   -------------
Originally reported                 48,757      10,732,816
Effects of changes in
   accounting policy (Note 5)           --         887,983
                                ----------   -------------
Balance at 1 January 2006,
   restated                         48,757       9,844,833
Class A share issuance                  --      10,332,432
Share issuance costs                    --        (210,747)
Profit for the year                    260         771,773
Acquisition of a subsidiary          4,229           4,229
Disposal of a subsidiary            (2,324)         (2,324)
Appropriation from retained
   earnings                             --              --
Share issuance cost offset
   against share premium                --              --
Transfers                               --              --
Dividends                               --        (520,266)
                                ----------   -------------
Balance at 31 December 2006         50,922      20,219,930
                                ==========   =============
Balance at 31 December
   2006 (*)                     US$  6,528   US$ 2,592,299
                                ==========   =============

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

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 29 December 2006 of US$1.00=RMB7.8 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 29 December 2006.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

1    GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6 March 1996. With effect from that date, the Company assumed the business operation of certain railroad and other related businesses (collectively the "Businesses") that were undertaken previously by its predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Guangzhou Railway Group") and certain of its subsidiaries prior to the formation of the Company.

     The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the "Restructuring Agreement"), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities associated with the operations of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

     In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

     In December 2006, the Company issued 2,747,987,000 A Shares in the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Company ("Yangcheng Railway", a wholly owned subsidiary of Guangzhou Railway Group) running on its railway line between the cities of Guangzhou and Pingshi in Southern China. Prior to the A share issuance, the Company was controlled by Guangzhou Railway Group which is a subsidiary of the MOR and is ultimately controlled by the PRC government. Subsequent to the A share issuance, the Company is no longer controlled by Guangzhou Railway Group (please see Notes 20, 35 and 36 for further details).

     The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered and sales of food, beverages and merchandises on board the trains as well as in the stations operated by the Group between Guangzhou and Shenzhen.

     The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

     As of 31 December 2006, the Company had in total 9,411 employees, representing an increase of 529 compared to that of 31 December 2005.

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

(1)  BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance (the "Financial Statements"). This basis of accounting differs in certain material respects from that used in the preparation of the statutory financial statements of the Group (the "Statutory Financial Statements") in accordance with the generally accepted accounting principles and relevant financial regulations applicable in the PRC ("PRC GAAP"). In preparing the Financial Statements, appropriate adjustments have been made to the Statutory Financial Statements to conform to IFRS, but such adjustments have not been incorporated into the Statutory Financial Statements.

     The principal adjustments made to conform to IFRS include the following:

     - Additional depreciation charges on fixed assets, in particular the rail-line track assets;

     - Capitalisation of replacement costs of components of rail-line track assets and de-recognition of items being replaced;

     - Differences in the recognition policy on housing benefits provided to employees;

     - Recognition of government grants through deduction against the carrying amount of fixed assets;

     -    Reversal of the revaluation surplus of fixed assets (see Note 5);

     -    Difference in recognition policy on early retirement benefit;

     -    Recognition of other income arising from the waiver of payables;

     - Difference in the recognition policy on interest expense capitalization.

     The Financial Statements have been prepared under the historical cost convention except for the application of the fair value model to financial assets and liabilities and available-for-sale financial assets (see Note 2(9) for details).

     The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements are disclosed in Note 4. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(1)  BASIS OF PRESENTATION (CONTINUED)

(a) Standards, amendments and interpretations effective in 2006 but not relevant to the Group's operations:

     The following standards, amendments and interpretations are mandatory for the Group's accounting periods beginning on or after 1 January 2006 or later periods but are not relevant to the Group's operations:

     -    IAS 21 (Amendment), Net Investment in a Foreign Operation;

     - IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

     -    IAS 39 (Amendment), The Fair Value Option;

     -    IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;

     - IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

     -    IFRS 6, Exploration for and Evaluation of Mineral Resources;

     - IFRIC-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

     - IFRIC-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.

(b) Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

     The following standards, and interpretations to an existing standards, have been published that are mandatory for the Group's accounting periods beginning on or after 1 November 2006 or later periods that the Group has not early adopted:

     - IFRS 7, Financial Instruments (effective for annual periods beginning on or after 1 January 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any significant impact on the classification and valuation of the Group's financial instruments;

     - IFRIC-Int 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC-Int 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC-Int 10 from 1 January 2007, but it is not expected to have any significant impact on the Group's financial statements.

     - IFRS 8, Operating Segments (effective for annual periods beginning on or after 1 January 2009). IFRS 8 requires the reporting of financial and descriptive information about an entity's reportable segments on the basis of internal reports that are regularly reviewed by its management. The group will apply IFRS 8 from 1 January 2009.

     - IAS 23 (Amendment), Borrowing costs (effective for annual periods beginning on or after 1 January 2009). The revised IAS 23 requires management to capitalize borrowing costs attributable to qualifying assets. The Group will apply the revised IAS 23 from 1 January 2009.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(1)  BASIS OF PRESENTATION (CONTINUED)

(c) Interpretations to existing standards that are not yet effective and not relevant to the Group's operations:

     The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 March 2006 or later periods but are not relevant to the Group's operations:

     - IFRIC-Int 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after 1 March 2006). IFRIC-Int 7 provides guidance on how to apply requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, IFRIC-Int 7 is not relevant to the Group's operations.

     - IFRIC-Int 8, Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006). IFRIC-Int 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of IFRS 2. As none of the group entities have such transactions, IFRIC-Int 8 is not relevant to the Group's operations.

     - IFRIC-Int 9, Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC-Int 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have made the aforementioned changes in its contracts in 2006, IFRIC-Int 9 is not relevant to the Group's operations.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(2)  CONSOLIDATION

(a)  Subsidiaries

     Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company's subsidiaries are shown in Note 10.

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

     Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

     In the Company's stand alone balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

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

(c)  Associates

     Associates are all entities over which the Group has the ability to exert significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. Details of the Group's associates are set out in Note 11.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(2)  CONSOLIDATION (CONT'D)

(c)  Associates (Cont'd)

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

     Dilution gains and losses in associates are recognised in the income statement.

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

(4)  FOREIGN CURRENCY TRANSACTIONS

(a)  Functional and presentation currency

     Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("Rmb"), which is the functional currency of the Company and all its subsidiaries and it is also the presentation currency of the Group.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(4)  FOREIGN CURRENCY TRANSACTIONS (CONT'D)

(b)  Transactions and balances

     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement

(5)  FIXED ASSETS

     Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the assets and other costs incurred to bring the assets into existing use. The Group changed its accounting policy for fixed assets from the revaluation model to historical cost model, effective from 1 January 2006 (please see Note 5 for details).

     Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

     Depreciation is calculated using the straight-line method to write off the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings                               25 to 40 years
Leasehold improvements                  over the lease terms
Track, bridges and service roads        55 to 100 years (Note a)
Locomotives and rolling stock           20 years
Communications and signalling systems   8 to 20 years
Other machinery and equipment           7 to 25 years

     Note a:

     The estimated useful lives of tracks, bridges and service roads exceed the initial lease period of the respective land use right lease grants on which these assets are located ("the Lease Term") (see Note 2(7)). Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to a renewal period that is equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. The Group considers the approval process to be perfunctory, and therefore has determined the estimated useful lives of these assets to extend beyond the initial Lease Term.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(5)  FIXED ASSETS (CONT'D)

     The assets' residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

     Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (Note 2(8)).

     Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within other gain or loss, included in the income statement.

(6)  CONSTRUCTION-IN-PROGRESS

     Construction-in-progress represents buildings, track, bridges and service roads, mainly including the construction related costs for the fourth railway line of the Group under construction. Construction-in-progress is stated at cost which includes all expenditures and other direct costs, site restoration costs, prepayments and deposits attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

(7)  LEASEHOLD LAND PAYMENTS

     All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain parcels of land for its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to a renewal period that is equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal to be reasonably assured.

(8)  IMPAIRMENT OF NON-FINANCIAL ASSETS

     Non-financial assets that are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(9)  FINANCIAL ASSETS

     The Group classifies its financial assets in the following categories: loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)  Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

(b)  Available-for-sale financial assets

     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

     Regular purchases and sales of financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

     A gain or loss on an available-for-sale financial assets is recognized directly in equity, through the statement of changes in equity, until the financial asset is derecognised, at which time the cumulative gain or loss previously recognised in equity shall be recognized in profit or loss.

     The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment testing of receivables is described in Note 2(12).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(10) DEFERRED STAFF COSTS

     The Group implemented a scheme (the "Scheme") for selling staff quarters to its employees in 2000. Under the Scheme, the Group sells certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the "Benefits"), which represented the difference between the net book value of the staff quarters to be sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which is equal to the estimated remaining average service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred staff costs and the balance is amortised over the estimated remaining service period of the employees participating in the Scheme.

     At each balance sheet date, the Group assesses whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indications exist, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred staff costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

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

(12) RECEIVABLES

     Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial re-organisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within 'Operating expenses'. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(13) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash in hand, deposits held at call with banks, and deposits placed with deposit centre operated by the MOR which is licensed to undertake deposits by the PRC financial authorities and other short-term highly liquid investments with original maturities of three months or less.

(14) TRADE PAYABLES

     Trade payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

(15) BORROWINGS

     Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

     Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(16) DEFERRED INCOME TAX

     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

     Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

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

(17) EMPLOYEE BENEFITS

(a)  Defined contribution plan

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

     See also Note 2 (10) above.

(b)  Early retirement benefits

     Early retirement benefits are payable whenever an employee's employment is terminated before his/her normal retirement age or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises early retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide early retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(18) REVENUE RECOGNITION

     The Group recognizes revenue on the following basis, provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably:

(a)  Rendering of services and sales of goods

     Railroad passenger revenues are recognised when the services are performed and railroad freight revenues are recognized after the freight has been moved from origin to destination.

     Revenues from other businesses are mainly derived from the sales of food, beverages and other merchandise on board the trains and in the railway stations and revenues derived from operating restaurants in major railway stations operated by the Group. Sales on board the trains and in the railway stations operated by the Group are recognised upon delivery of the food items and merchandises, when the significant risks and rewards of ownership of these goods have been transferred to the buyers. Revenues derived from the operations of restaurants are recognised when services are rendered.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONT'D)

(18) REVENUE RECOGNITION (CONTINUED)

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

(19) GOVERNMENT GRANTS

     Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

(20) OPERATING LEASES

     Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(21) DIVIDEND DISTRIBUTION

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

     The Group had USD and HKD monetary assets as of 31 December 2006 and 2005 as stated below.

                                                      As of 31 December
                                       Currency     ---------------------
          Monetary assets            denomination      2006        2005
          ---------------            ------------   ---------   ---------
                                                    (RMB'000)   (RMB'000)
Current assets
Short-term deposits with original
   maturities of over three months        USD             --     503,463
Cash and cash equivalents                 USD         23,701       9,049
Cash and cash equivalents                 HKD         51,988     110,195

     The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. The Group has not used any means to hedge the exposure to foreign exchange risk.

(b)  Price risk

     The Group is exposed to equity securities price risk because of investments held by the Group and classified on the consolidated balance sheet as available-for-sale. However, the amounts of such investments are not significant and management of the Company believes that the exposure is not significant.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

3    FINANCIAL RISK MANAGEMENT (CONT'D)

(c)  Credit risk

     The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and amounts due from related parties represent the Group's maximum exposure to credit risk in relation to financial assets.

     Cash and short term liquid investments are placed with reputable banks and deposit taking centres operated by the MOR (see Notes 19 and 32(b) for details). No significant credit risk is expected.

     The majority of the Group's accounts receivable balances are due from the MOR and other third party customers as a result of rendering services or sales of products. The Group's other receivable balances mainly arise from services other than the main railway transportation services. The Group performs ongoing credit evaluations of its customers/debtors' financial condition and generally does not require collateral from the customers/debtors' account on the outstanding balances. Based on the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management's expectation.

     No other financial assets carry a significant exposure to credit risk.

(d)  Liquidity risk

     Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents to meet its current use in operations. Management aims to maintain flexibility in funding by keeping committed credit lines available. In addition, during the year, the Company issued 2,747,987,000 A Shares in the Shanghai Stock Exchange and collected net proceeds of approximately RMB10 billion in order to finance the acquisition of the net assets of Yangcheng Railway (please see Note 36).

(e)  Cash flow and fair value interest rate risk

     As the Group has no significant interest-bearing assets (except for short term deposits placed with banks and deposit centre of the MOR and the restricted cash balance), the Group's income and operating cash flows are not materially affected by the changes of market interest rates.

     The Group's interest rate risk arises mainly from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. The interest rates and terms of repayment of borrowings of the Group are disclosed in Note 22.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

4    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)  Critical accounting estimates and assumptions

     The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

     The critical accounting estimates and assumptions involved in the preparation of the Financial Statements include the estimates of the depreciable lives of fixed assets and the expected service period of employees for the amortisation of deferred employee benefit costs mentioned in Note 2(10).

     The estimate of depreciable lives of fixed assets was made by the directors with reference to a technical assessment of the expected usage of such assets; their expected physical wear and tear; results of recent durability assessment performed by industry experts; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; the Group's right to renewal of the land use right lease grants on which these assets are located (please see Note 2 (5)). The estimate of expected service period of employees entitled to the deferred housing benefits was made by the directors based on the average age of employees who have joined the Scheme and the historical attrition rate of employees.

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

     For the impairment assessment made on the realisability of its investment made in an associate, Guangzhou Tiecheng Enterprise Company, the Group estimates the impairment based on the relevant factors including court verdict, consultation made with its PRC legal counsel and support obtained from Guangzhou Railway Group. Details of the estimate are described in Note 11.

(c)  Fair value of financial instruments

     The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The Group has used discounted cash flow analysis for various available-for-sale financial assets that were not traded in active markets.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

5    COMPARATIVE FIGURES

(a)  Change in accounting policy

     Under IFRS, the Company is allowed to use the revaluation model or historical cost model to account for its fixed assets. During the current year, the Company changed its accounting policy in respect of fixed assets from the revaluation model to the historical cost model. The change has been made after consideration of the following factors:

     - the railway industry is a specialised industry in the PRC which is controlled by the State government. There is no ready and reliable open market environment. As a result, the Financial Statements prepared under the revaluation basis will not provide relevant and useful information to readers and users of the Financial Statements;

     - based on management's research performed on the industry practice, the new policy is more consistent with the local industry practice; and

     - historical cost model would improve comparability of the state of affairs and operating results of the Group with other operators.

     This change in accounting policy has been accounted for retrospectively, and the comparative financial statements have also been restated. The effect of the change is tabulated below:

                                               2004         2005         2006
                                              RMB'000      RMB'000      RMB'000
                                            ----------   ----------   ----------
Decrease in fixed assets                    (1,084,205)  (1,044,686)    (982,268)
Increase in deferred tax asset                 162,631      156,703      147,340
Increase in retained earnings, net of tax      346,783      380,374      433,429
Decrease in share premium                   (1,268,357)  (1,268,357)  (1,268,357)
                                            ----------   ----------   ----------
Decrease in depreciation expense                38,548       39,519       62,417
Increase in income tax expense                  (5,782)      (5,927)      (9,362)
                                            ----------   ----------   ----------
Earning per share for profit
   - Basic (RMB)                                  0.01         0.01         0.01
                                            ----------   ----------   ----------

(b) Certain employee benefit expenses amounting to RMB 109,719,000, which were recorded within "Utility and office expenses" in the prior year have been reclassified within "Labour and benefits" to conform to the presentation of the income statement in the current year.

(c) Housing fund payable amounting to RMB 173,413,000, which was recorded within "Accruals and other payables" in the prior year has been reclassified to "Housing fund payable" to conform to the presentation of the balance sheet in the current year.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

6    SEGMENT INFORMATION

(a)  Primary reporting format - business segments

     As of 31 December 2006, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations (see Note 1). These segments are so determined primarily due to the fact that the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are described in the principal accounting policies section in Note 2(3). The Group evaluates performance based on profit from operations.

     Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets, interests in subsidiaries/associates, deferred staff costs, prepayments and other receivables, short-term deposits and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consist of borrowings, trade payables, payables for construction-in-progress, amounts due to related parties and accruals and other payables, excluding taxes payable and deferred tax liabilities. Capital expenditure comprises additions to fixed assets (see Note 7), construction-in-progress (see Note 8) and prepayments for fixed assets.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

6    SEGMENT INFORMATION (CONT'D)

(a)  Primary reporting format - business segments (Cont'd)

     An analysis by business segment is as follows:

                                                     Railroad businesses              Other businesses
                                              ---------------------------------  -------------------------
                                                 2006        2005        2004      2006     2005     2004
                                              ----------  ----------  ---------  -------  -------  -------
                                                RMB'000     RMB'000    RMB'000   RMB'000  RMB'000  RMB'000
                                                           Restated    Restated
                                                           (Note 5)    (Note 5)
Revenues
- External                                     3,465,884   3,099,466  2,871,478  128,590  177,462  166,671
- Inter-segment                                       --          --         --   29,661  159,503   58,727
                                              ----------  ----------  ---------  -------  -------  -------
                                               3,465,884   3,099,466  2,871,478  158,251  336,965  225,398
                                              ==========  ==========  =========  =======  =======  =======
Other income                                      61,991      48,531     47,025    2,657    3,097    1,168
SEGMENT RESULT                                   999,968     808,613    715,230  (34,764)  (9,788)   1,684
Finance costs                                         --          --         --       --       --       --
Share of results of associates                        --          30         46  (28,306) (19,979) (12,165)
Income tax expense                                    --          --         --       --       --       --
                                              ----------  ----------  ---------  -------  -------  -------
PROFIT FOR THE YEAR                              999,968     808,643    715,276  (63,070) (29,767) (10,481)
                                              ==========  ==========  =========  =======  =======  =======
OTHER INFORMATION
Segment assets                                23,990,143  11,337,233  9,962,517   69,299  218,545  215,577
Interest in associates                            92,834     108,000    128,346       --       --       --
Deferred tax assets                                   --          --         --       --       --       --

TOTAL ASSETS

Segment liabilities                            3,962,820   1,789,264    757,510   23,285  115,388  103,477
Taxes payable                                         --          --         --       --       --       --
Deferred tax liability                                --

TOTAL LIABILITIES

CAPITAL EXPENDITURE                            3,584,388   2,248,976    315,035    1,048    9,335   11,477

NON-CASH EXPENSES
   - Depreciation                                317,358     289,185    295,953    2,529    2,773.   1,588
   - Amortisation of leasehold land payments      16,776      15,416     15,704       --      165       --
   - Provision for doubtful accounts              (4,331)      8,550     18,668       16    1,190       82
   - Amortisation of deferred staff costs         15,091      15,090     15,092       --       --       --
   - Recognition of early retirement benefit      22,420          --         --       --       --       --


                                                       Unallocated                  Elimination
                                              ----------------------------  --------------------------
                                                2006      2005      2004      2006     2005      2004
                                              --------  --------  --------  -------  --------  -------
                                               RMB'000   RMB'000   RMB'000  RMB'000   RMB'000  RMB'000


Revenues
- External                                          --        --        --       --        --       --
- Inter-segment                                     --        --        --  (29,661) (159,503) (58,727)
                                              --------  --------  --------  -------  --------  -------
                                                    --        --        --  (29,661) (159,503) (58,727)
                                              ========  ========  ========  =======  ========  =======
Other income                                        --        --        --       --        --       --
SEGMENT RESULT                                      --        --        --       --        --       --
Finance costs                                  (15,970)  (22,738)   (1,136)      --        --       --
Share of results of associates                      --        --        --       --        --       --
Income tax expense                            (149,155) (110,176) (104,155)      --        --       --
                                              --------  --------  --------  -------  --------  -------
PROFIT FOR THE YEAR                           (165,125) (132,914) (105,291)      --        --       --
                                              ========  ========  ========  =======  ========  =======
OTHER INFORMATION
Segment assets                                      --        --        --                 --       --
Interest in associates                              --        --        --                 --       --
Deferred tax assets                            190,843   192,692   181,037                 --       --

TOTAL ASSETS

Segment liabilities                                           --        --                 --       --
Taxes payable                                  127,282   102,155    75,878                 --       --
Deferred tax liability                           9,802     4,830        --                 --       --

TOTAL LIABILITIES

CAPITAL EXPENDITURE                                           --        --                 --       --

NON-CASH EXPENSES
   - Depreciation                                             --        --                 --       --
   - Amortisation of leasehold land payments                  --        --                 --       --
   - Provision for doubtful accounts                          --        --                 --       --
   - Amortisation of deferred staff costs                     --        --                 --       --
   - Recognition of early retirement benefit        --        --        --       --        --       --


                                                             Total
                                              ----------------------------------
                                                 2006        2005        2004
                                              ----------  ----------  ----------
                                                RMB'000     RMB'000     RMB'000
                                                           Restated    Restated
                                                           (Note 5)    (Note 5)
Revenues
- External                                     3,594,474   3,276,928   3,038,149
- Inter-segment                                       --          --          --
                                              ----------  ----------  ----------
                                               3,594,474   3,276,928   3,038,149
                                              ==========  ==========  ==========
Other income                                      64,648      51,628      48,193
SEGMENT RESULT                                   965,204     798,825     716,914
Finance costs                                    (15,970)    (22,738)     (1,136)
Share of results of associates                   (28,306)    (19,949)    (12,119)
Income tax expense                              (149,155)   (110,176)   (104,155)
                                              ----------  ----------  ----------
PROFIT FOR THE YEAR                              771,773     645,962     599,504
                                              ==========  ==========  ==========
OTHER INFORMATION
Segment assets                                24,059,442  11,555,778  10,178,094
Interest in associates                            92,834     108,000     128,346
Deferred tax assets                              190,843     192,692     181,037
                                              ----------  ----------  ----------
TOTAL ASSETS                                  24,343,119  11,856,470  10,487,477
                                              ==========  ==========  ==========
Segment liabilities                            3,986,105   1,904,652     860,987
Taxes payable                                    127,282     102,155      75,878
Deferred tax liability                             9,802       4,830          --
                                              ----------  ----------  ----------
TOTAL LIABILITIES                              4,123,189   2,011,637     936,865
                                              ==========  ==========  ==========
CAPITAL EXPENDITURE                            3,585,436   2,258,311     326,512
                                              ==========  ==========  ==========
NON-CASH EXPENSES
   - Depreciation                                319,887     291,958     297,541
   - Amortisation of leasehold land payments      16,776      15,581      15,704
   - Provision for doubtful accounts              (4,315)      9,740      18,750
   - Amortisation of deferred staff costs         15,091      15,090      15,092
   - Recognition of early retirement benefit      22,420          --          --
                                              ==========  ==========  ==========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

6    SEGMENT INFORMATION (CONT'D)

(b)  Secondary reporting format - geographical segments

     For the year ended 31 December 2006 (2005 and 2004 - same), all of the Group's business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

     Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

7    FIXED ASSETS

                                                                                                               Other
                                                                    Tracks,     Locomotives  Communications  machinery
                                                     Leasehold    bridges and   and rolling  and signalling     and
                                        Buildings  improvements  service roads     stock         systems     equipment     Total
                                        ---------  ------------  -------------  -----------  --------------  ---------  ----------
                                         RMB'000      RMB'000       RMB'000       RMB'000        RMB'000      RMB'000     RMB'000
                                         (Note 5)    (Note 5)       (Note 5)      (Note 5)      (Note 5)      (Note 5)    (Note 5)
AT 1 JANUARY 2005
Cost, restated                          1,454,071     38,500       3,600,161     1,051,648       326,129     1,612,792   8,083,301
Accumulated depreciation, restated       (250,555)   (28,875)       (783,294)     (339,400)     (246,265)     (530,543) (2,178,932)
Impairment                                     --         --              --       (14,284)           --        (1,011)    (15,295)
                                        ---------    -------       ---------     ---------      --------     ---------  ----------
Net book amount, restated               1,203,516      9,625       2,816,867       697,964        79,864     1,081,238   5,889,074
                                        =========    =======       =========     =========      ========     =========  ==========

YEAR ENDED 31 DECEMBER 2005
Opening net book amount, restated       1,203,516      9,625       2,816,867       697,964        79,864     1,081,238   5,889,074
Additions                                 145,981         --          65,069        28,896         1,326        39,760     281,032
Transfer from Construction-in-progress    388,217         --           2,700         3,301        14,556       121,520     530,294
Reclassifications                         (87,677)        --          87,806            --            14          (143)         --
Disposals                                 (23,250)        --         (28,673)           --          (853)       (8,844)    (61,620)
Depreciation charges, restated            (29,445)    (7,700)        (90,755)      (45,858)      (14,933)     (103,267)   (291,958)
                                        ---------    -------       ---------     ---------      --------     ---------  ----------
Closing net book amount, restated       1,597,342      1,925       2,853,014       684,303        79,974     1,130,264   6,346,822
                                        =========    =======       =========     =========      ========     =========  ==========

AT 31 DECEMBER 2005
Cost, restated                          1,864,120     38,500       3,720,018     1,083,845       339,403     1,730,730   8,776,616
Accumulated depreciation, restated       (266,778)   (36,575)       (867,004)     (385,258)     (259,429)     (599,503) (2,414,547)
Impairment                                     --         --              --       (14,284)           --          (963)    (15,247)
                                        ---------    -------       ---------     ---------      --------     ---------  ----------
Net book amount, restated               1,597,342      1,925       2,853,014       684,303        79,974     1,130,264   6,346,822
                                        =========    =======       =========     =========      ========     =========  ==========

YEAR ENDED 31 DECEMBER 2006
Opening net book amount                 1,597,342      1,925       2,853,014       684,303        79,974     1,130,264   6,346,822
Additions                                   5,563         --              --       306,757         3,812        36,389     352,521
Transfer from Construction-in-progress    371,501         --              --           527        35,012        40,629     447,669
Assets acquired as a result of
   business combinations                    6,007         --              --            --            --           179       6,186
Reclassifications                          55,199         --         (57,964)         (611)      (16,987)       20,363          --
Disposals                                 (33,560)        --              --            --            --       (17,448)    (51,008)
Government grants received                (34,957)        --              --            --            --        (8,869)    (43,826)
Depreciation charges                      (75,029)    (1,925)        (81,135)      (60,189)       (8,595)      (93,014)   (319,887)
                                        ---------    -------       ---------     ---------      --------     ---------  ----------
Closing net book amount                 1,892,066         --       2,713,915       930,787        93,216     1,108,493   6,738,477
                                        =========    =======       =========     =========      ========     =========  ==========

AT 31 DECEMBER 2006
Cost                                    2,245,311     38,500       3,644,108     1,392,654       349,980     1,751,185   9,421,738
Accumulated depreciation                 (353,245)   (38,500)       (930,193)     (447,583)     (256,764)     (642,338) (2,668,623)
Impairment                                     --         --              --       (14,284)           --          (354)    (14,638)
                                        ---------    -------       ---------     ---------      --------     ---------  ----------
Net book amount                         1,892,066         --       2,713,915       930,787        93,216     1,108,493   6,738,477
                                        =========    =======       =========     =========      ========     =========  ==========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

7    FIXED ASSETS (CONT'D)

     As at 31 December 2006, ownership certificates of certain buildings ("Building Ownership Certificates") of the Group with an aggregate carrying value of approximately RMB1,298,350,000 (2005: RMB1,297,947,000) had not
     been obtained by the Group. After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group. In addition, the Group has started the application process. Accordingly, no provision for fixed assets impairment was considered necessary.

8    CONSTRUCTION-IN-PROGRESS

                              2005        2006
                            RMB'000     RMB'000
                           ---------   ---------
At 1 January                 345,313   1,449,358
Additions                  1,634,339   3,304,379
Transfer to fixed assets    (530,294)   (447,669)
Disposal of a subsidiary          --        (911)
                           ---------   ---------
At 31 December             1,449,358   4,305,157
                           =========   =========

     The construction-in-progress represents plant and facilities, mainly including the construction related costs for the fourth railway line of the Group under construction. For the year ended 31 December 2006, approximately RMB24,903,000 (2005 and 2004: Nil) of interest expenses were capitalised in the construction-in-progress balance. A capitalisation rate of 5.83% (2005 and 2004: Nil) per annum was used to determine the amount of borrowing costs eligible for capitalisation.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

9    LEASEHOLD LAND PAYMENTS

                               RMB'000
                              --------
AT 1 JANUARY 2005
Cost                           770,774
Accumulated amortisation      (134,395)
                              --------
Net book amount                636,379
                              ========

YEAR ENDED 31 DECEMBER 2005
Opening net book amount        636,379
Disposals                           --
Amortisation charges           (15,581)
                              --------
Closing net book amount        620,798
                              ========

AT 31 DECEMBER 2005
Cost                           770,774
Accumulated amortization      (149,976)
                              --------
Net book amount                620,798
                              ========

YEAR ENDED 31 DECEMBER 2006
Opening net book amount        620,798
Additions                       21,879
Disposal of a subsidiary          (273)
Amortisation charges           (16,776)
                              --------
Closing net book amount        625,628
                              ========

AT 31 DECEMBER 2006
Cost                           792,654
Accumulated amortization      (167,026)
                              --------
Net book amount                625,628
                              ========

     As of 31 December 2006, land use right certificates ("Land Certificates") of certain parcels of land of the Group and the Company with an aggregate area of approximately 1,733,987 square meters (2005: 3,450,962 square meters) had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company. In addition, the Group has started the application process. Accordingly, no provision for impairment was considered necessary.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

10   INTERESTS IN SUBSIDIARIES

(i) As of 31 December 2006, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated / established and are operating in the PRC:

                                                                  Percentage of
                                                    Date of      equity interest
                                                incorporation/   attributable to
Name of the entity                              establishment      the Company    Paid-in capital         Principal activities
------------------                            -----------------  ---------------  ---------------         --------------------
DIRECTLY HELD BY THE COMPANY
Shenzhen Railway Station Passenger Services   18 December 1986          100%       RMB 1,500,000   Catering services and sales of
   Company                                                                                            merchandise
Shenzhen Fu Yuan Enterprise Development       1 November 1991           100%       RMB18,500,000   Hotel management
   Company("Fu Yuan")
Dongguan Changsheng Enterprise Company        22 May 1992                51%       RMB38,000,000   Warehousing
Guangzhou East Station Dongqun Trade and      23 November 1992          100%       RMB 1,020,000   Sales of merchandise
   Commerce Service Company
Shenzhen Longgang Pinghu Qun Yi Railway       11 September 1993          55%       RMB10,000,000   Cargo loading and unloading,
   Store Loading and Unloading Company                                                                warehousing, freight
                                                                                                      transportation
Shenzhen Jing Ming Industrial & Commercial    18 January 1994           100%       RMB 2,110,000   Maintenance of water and
   Company Limited                                                                                    electrical equipment
Guangzhou Tielian Economy Development         27 December 1994        50.50%       RMB 1,000,000   Warehousing and freight transport
Company Limited ("Tielian") (Note a)                                                                  agency services
Shenzhen Guangshen Railway Travel Service     16 August 1995            100%       RMB 2,400,000   Travel agency
   Ltd.

INDIRECTLY HELD BY THE COMPANY
Shenzhen Road Multi-modal Transportation      17 March 1994              60%       RMB 1,000,000   Freight transportation
   Company Limited
Shenzhen Nantie Construction Supervision      8 May 1995                100%       RMB 2,000,000   Supervision of construction
   Company                                                                                            projects
Shenzhen Yuezheng Enterprise Company Limited  24 June 1996              100%       RMB 1,000,000   Freight transport agency, cargo
                                                                                                      loading and unloading,
                                                                                                      warehousing
Shenzhen Railway Property Management Company  13 November 2001          100%       RMB 3,000,000   Property management
   Limited
Shenzhen Guangshen Railway Economic and       7 March 2002              100%       RMB 2,000,000   Catering management
   Trade Enterprise Company

     Note a: On 17 January 2006, the Company acquired an additional 16.5% equity interest in Tielian from a third party. As a result the total equity interests increased from 34% to 50.5%, and Tielian became a subsidiary of the Company from then onward.

     All the above subsidiaries are limited liability companies.

(ii) Disposal of a subsidiary

     On 13 June 2006, the Company and Fu Yuan (the Company's wholly-owned subsidiary) signed equity transfer agreements with Guangzhou Railway Economic and Technology Development Group Company ("Economic and Technology Company", a subsidiary of Guangzhou Railway Group), separately. The Company and Fu Yuan transferred 41% and 10% equity interest in Shenzhen Guangshen Railway Civil Engineering Company to the Economic and Technology Company ("SZ Civil Engineer", the Group's wholly-owned subsidiary) separately. The total consideration of these agreements is RMB35,224,400. Upon the completion of the disposal, the equity interest held by the Group decreased from 100% to 49% and the results of SZ Civil Engineer (the Group's associate after the disposal) has not been consolidated in the Group's Financial Statements from then onwards.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

11   INTERESTS IN ASSOCIATES

                                                2005      2006
                                              RMB'000   RMB'000
                                              -------   -------
Share of net assets                           137,578   152,209
Less: provision for impairment in value (a)   (29,689)  (29,689)
                                              -------   -------
Interest in associates, net                   107,889   122,520

Due from associates                            12,423    12,312
Less: provision for doubtful accounts (a)     (12,312)  (12,312)
                                              -------   -------
                                                  111        --
Due to associate                                   --   (29,686)
                                              -------   -------
                                              108,000    92,834
                                              =======   =======

     Note a: The provision at the Group level as of 31 December 2006 represents
          (i) provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited ("Zengcheng Lihua") at approximately RMB29,700,000 and (ii) full impairment loss provision against a receivable balance due from Zengcheng Lihua at approximately RMB12,300,000. Both provisions (the "Zengcheng Lihua Provision") were brought forward from prior years.

     The movement of interest in associates during the year is as follows:

                                      2005      2006
                                    RMB'000   RMB'000
                                    -------   -------
Beginning of the year               127,838   107,889
Additions - cost                         --    45,891
Share of results after tax          (19,949)  (28,306)
Disposal of Tielian (Note 10(i)a)        --    (2,954)
                                    -------   -------
End of the year                     107,889   122,520
                                    =======   =======

     As of 31 December 2006, the Group had direct or indirect interests in the following companies which were incorporated / established and are operating in the PRC:

                                                     Percentage
                                                     of equity        Registered
                                      Date of         interest          capital
                                  incorporation/    attributable       amount of
Name of the entity                 establishment   to the Company    the associate              Principal activities
------------------                --------------   --------------   --------------   --------------------------------------
DIRECTLY HELD BY THE COMPANY

SZ Civil Engineer (Note 10(ii))    1 March 1984           49%       RMB 55,000,000   Construction of railroad properties

Zengcheng Lihua                    30 July 1992           27%       RMB100,000,000   Real estate construction, provision of
                                                                                     warehousing, cargo uploading and
                                                                                     unloading services

Tiecheng (Note b)                   2 May 1995            49%       RMB245,000,000   Properties management and trading of
                                                                                     merchandise

INDIRECTLY HELD BY THE COMPANY

Guangzhou Huangpu Yuehua           20 July 1990         33.3%       RMB  6,610,000   Cargo loading and unloading,
   Freight Transportation Joint                                                      warehousing, freight transport
   Venture Company Limited                                                           agency services

     All the above associates are limited liability companies.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

11   INTERESTS IN ASSOCIATES (CONT'D)

     The Group's share of the results with its percentage ownership of its principal associates, and its share of the assets are as follows:

            Assets   Liabilities   Revenues   Profit/(Loss)
           RMB'000     RMB'000      RMB'000      RMB'000
           -------   -----------   --------   -------------
2005
Tiecheng   152,499      48,648       2,534       (19,979)
Tielian      3,488         287       1,253            30
           -------     -------      ------       -------
           155,987      48,935       3,787       (19,949)
           =======     =======      ======       =======

2006
Tiecheng   184,428      93,560       2,899       (26,973)
Tielian     77,689      72,760      90,092         1,509
           -------     -------      ------       -------
           262,117     166,320      92,991       (25,464)
           =======     =======      ======       =======

     Note b: As indicated above, the carrying amount of the Company's investment in Tiecheng as of 31 December 2006 was approximately RMB90,868,000.

     In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances (the "Payables") due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party creditor (the "Creditor").

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made in 2001 (the "Verdict"). In the event that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been further impaired.

     In 2003, Guantian applied to the People's High Court of Guangdong Province (the "High Court") for a re-trial to discharge its obligation under the aforesaid guarantee. In 2005, the People's Supreme Court of Guangdong Province granted an order for the High Court to launch such a re-trial and certain preparatory procedures were undertaken by the High Court. Two trials were held by the High Court, on 14 November 2006 and 25 December 2006 respectively, but no judgement had yet been made as at the date of approval of these Financial Statements. After consultation made with its PRC legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Management has determined that no provision for impairment loss of the Company's 49% interest in Tiecheng is required on the basis that the estimated fair value of the properties exceeds the carrying value. In addition, in order to avoid any monetary losses that the Company might suffer arising from this outstanding legal proceeding, the Company has also obtained an indemnity letter issued by the Guangzhou Railway Group to ensure that the investment interests of the Company in Tiecheng would not be adversely affected by this outstanding proceeding.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

12   AVAILABLE-FOR-SALE INVESTMENTS

                          2005       2006
                         RMB'000   RMB'000
                        --------   -------
Beginning of the year    167,962    46,108
Disposals               (121,854)       --
                        --------    ------
End of the year           46,108    46,108
                        ========    ======

     The Company's ownership in the equity interests in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market is available for these investments and their fair values cannot be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments were carried at cost subject to review for impairment loss. As of 31 December 2006, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

13   DEFERRED TAX ASSETS /LIABILITIES

     Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective companies affected.

                                                                       2005        2006
                                                                      RMB'000    RMB'000
                                                                    ----------   -------
                                                                    (Restated)
                                                                      Note 5
Deferred tax assets:
- Deferred tax asset to be recovered after more than 12 months       183,329     175,700
- Deferred tax asset to be recovered within 12 months                  9,363      15,143
                                                                     -------     -------
                                                                     192,692     190,843
                                                                     =======     =======
Deferred tax liability:
- Deferred tax liability to crystallise after more than 12 months     (4,830)     (9,802)
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

13.  DEFERRED TAX ASSETS /LIABILITIES (CONT'D)

     The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

                                                                                            (Charged)
                                                                   Credited                  /Credit
                                                        At 1        to the        At 31       to the      At 31
                                                       January      income      December      income    December
                                                        2005       statement      2005      Statement     2006
                                                       Rmb'000      Rmb'000      Rmb'000     Rmb'000     Rmb'000
                                                     ----------   ----------   ----------   ---------   --------
                                                     (Restated)   (Restated)   (Restated)
                                                       Note 5       Note 5       Note 5
DEFERRED TAX ASSETS:
Provision for doubtful debts                            10,463       3,627        14,090        185       14,275
Impairment provision for fixed assets                    2,946          --         2,946       (750)       2,196
Impairment provision for interests in associates         4,453          --         4,453         --        4,453
Adjustments made to carrying value of fixed assets     162,630       5,229       167,859        572      168,431
Others                                                     544       2,800         3,344     (1,856)       1,488
                                                       -------      ------       -------     ------      -------
                                                       181,036      11,656       192,692     (1,849)     190,843
                                                       =======      ======       =======     ======      =======

                                                                                                        Charged
                                                                   At 1      Charged to      At 31       to the      At 31
                                                                  January    the income    December      income    December
                                                                   2005       statement      2005      Statement     2006
                                                                  Rmb'000      Rmb'000      Rmb'000     Rmb'000     Rmb'000
                                                                ----------   ----------   ----------   ---------   --------
                                                                (Restated)   (Restated)   (Restated)
                                                                  Note 5       Note 5       Note 5
DEFERRED TAX LIABILITIES:
Capitalisation of replacement costs of rail-line track assets        --         4,830        4,830         (66)      4,764
Difference on deferral of acquisition cost                           --            --           --       3,082       3,082
Difference on capitalisation of interest expense                     --            --           --       1,956       1,956
                                                                    ---         -----        -----       -----       -----
                                                                     --         4,830        4,830       4,972       9,802
                                                                    ===         =====        =====       =====       =====

14   DEFERRED STAFF COSTS

                             2005      2006
                           RMB'000    RMB'000
                           -------   --------
AT 1 JANUARY
Cost                       226,369    226,369
Accumulated amortization   (75,458)   (90,548)
                           -------   --------
Net book amount            150,911    135,821
                           -------   --------
YEAR ENDED 31 DECEMBER
Opening net book amount    150,911    135,821
Amortization               (15,090)   (15,091)
                           -------   --------
Closing net book amount    135,821    120,730
                           =======   ========
AT 31 DECEMBER
Cost                       226,369    226,369
Accumulated amortization   (90,548)  (105,639)
                           -------   --------
Net book amount            135,821    120,730
                           =======   ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

15   MATERIALS AND SUPPLIES

                                               2005      2006
                                             RMB'000   RMB'000
                                             -------   -------
Train compartment materials                   34,420    34,311
Reusable rail-line track materials             8,708     8,532
Track and track diversion joints materials     4,735     6,849
Construction materials                         4,579        --
Locomotive materials                           4,063     5,949
Electrical materials                           2,909     2,770
Others                                         5,539     8,536
                                              ------    ------
                                              64,953    66,967
                                              ======    ======

     The costs of materials and supplies consumed of the Group were recognised as 'operating expenses' amounting to approximately RMB351,331,000 (2005:
     RMB387,151,000). As of 31 December 2006, the inventories were stated at cost as the costs of the inventories were lower than the net realizable values of the inventories.

16   TRADE RECEIVABLES

                                          2005      2006
                                        RMB'000   RMB'000
                                        -------   -------
Trade receivables                       116,877   71,614
Less: Provision for doubtful accounts   (10,484)  (8,745)
                                        -------   ------
                                        106,393   62,869
                                        =======   ======

     Movement of provision for doubtful accounts was as below:

                                          2005      2006
                                        RMB'000   RMB'000
                                        -------   -------
At beginning of year                     15,423   10,484
Addition of provision during the year     6,684      924
Reversal during the year                (11,623)  (2,663)
                                        -------   ------
At end of year                           10,484    8,745
                                        =======   ======

     The credit period of trade receivables is generally within one year. As at 31 December 2006 and 2005, the aging analysis of trade receivables was as follows:

                                    2005      2006
                                    RMB       RMB
                                  -------   -------
Within 1 year                     101,729    62,769
Over 1 year but within 2 years      4,645       100
Over 2 years but within 3 years        19        --
                                  -------    ------
                                  106,393    62,869
                                  =======    ======

     Concentration of credit risk with respect to trade receivables is low due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, management believes that there is no additional credit risk beyond the amount already provided for expected collectibility losses.

     As of 31 December 2006 and 2005, the carrying amounts of the above trade receivables approximated to their fair values.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (All amounts express in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

17   PREPAYMENTS AND OTHER RECEIVABLES

                                          2005       2006
                                         RMB'000   RMB'000
                                        --------   -------
Other receivables                        211,969   156,072
Less: Provision for doubtful accounts    (71,717)  (60,441)
                                        --------   -------
Other receivables, net                   140,252    95,631
Prepayments                               30,355     3,005
                                        --------   -------
                                         170,607    98,636
                                        ========   =======

     Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non railway transportation services by the Group. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

     Movement of provision for doubtful accounts was as below:

                                          2005      2006
                                        RMB'000   RMB'000
                                        -------   -------
At beginning of year                     57,038   71,717
Addition of provision during the year    15,180      634
Reversal during the year                   (501)  (3,210)
Write off during the year                    --   (8,700)
                                        -------   ------
At end of year                           71,717   60,441
                                        =======   ======

     Included in the balance was a doubtful debt provision of approximately RMB31,365,000 set up by the Company in prior years in order to provide for potential recoverability losses associated with a deposit at a principal balance of the same amount ("the Deposit"). The Deposit was placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng") and the Company has been unable to recover it from Li Cheng upon maturity. The Company has initiated several legal proceedings to enforce the recovery but without success. Accordingly, a full doubtful debt provision had been made.

18   RESTRICTED CASH

     Restricted cash represents an employee housing fund that the Company has specifically set up pursuant to applicable government policies and regulations for the benefits of its employees (see Note 26(b)). The Company is responsible to administer the fund on behalf of them. Appropriations at 7% of the aggregate salaries of the employees residing in the Guangzhou area or along the Guangzhou-Shenzhen rail-line route, and 13% of the aggregate salaries of the employees residing in the Shenzhen area, are made to the fund. The funds collected have been deposited in designated bank accounts set up by and in the name of the Company for the respective employees. The Company does not have any right to use the funds for other purposes except for making housing welfare payments upon requests made from the respective employees.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (All amounts express in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

19   SHORT-TERM DEPOSIT

     Short-term deposits with original maturities ranging from three months to one year are held for investment purpose and stated at amortised cost.

                                                                    2005      2006
                                                           Note   RMB'000   RMB'000
                                                           ----   -------   -------
Time deposits with maturities over three months in banks    (a)   598,131        --
Time deposits with maturities over three months in the
   deposit-taking centre of MOR ("MOR Depositing-taking
   Centre")                                                 (b)   168,000   169,739
                                                                  -------   -------
                                                                  766,131   169,739
                                                                  =======   =======

     (a) In 2006, time deposits with maturities over three months in banks consist of short-term deposits denominated in RMB, HKD, and USD (2005:
          RMB, HK$, USD) with original maturities of six months placed with banks in the PRC. The annual interest rates of these deposits are 2.07% for RMB deposits (2005: 2.07%); 1.2% for HK$ deposits (2005:
          1.2%); and LIBOR for USD deposits (2005: LIBOR minus of maximum floating rate of 0.2%). Total interest income derived from these deposits amounted to approximately RMB13,056,857 (2005: RMB 7,968,000).

     (b) Time deposits with maturities over three months were maintained in the MOR Deposit-taking Centre, which has been licensed by the People's Bank of China to engage in deposit taking activities in the PRC for companies under its control. The balances consist of short-term deposits denominated in RMB (2005: RMB) with original maturities of six months (2005: six months). The annual interest rate is 2.07% in 2006 (2005: 2.07%). Total interest income derived from these deposits amounted to approximately RMB3,496,000 (2005: approximately RMB2,885,000) for the year ended 31 December 2006 (see also Note 35(b)).

20   SHARE CAPITAL

     As of 31 December 2006, the total authorised number of ordinary shares is 7,083,537,000 shares (2005: 4,335,550,000 shares) with a par value of RMB
     1.00 per share (2005: RMB 1.00 per share).

                                                             Percentage
                                       Number     Nominal    of capital
                                     of shares     value       stock
                                     ---------   ---------   ----------
                                       '000       RMB'000        %
Authorised, issued and fully paid:
   State-owned Domestic Shares       2,904,250   2,904,250       41%
   H Shares                          1,431,300   1,431,300     20.2%
   A Share                           2,747,987   2,747,987     38.8%
                                     ---------   ---------     ----
                                     7,083,537   7,083,537      100%
                                     =========   =========     ====

     In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering at RMB3.76 per share, resulting in the receipt net proceeds of approximately RMB10 billion. The issuance is for the financing of the acquisition of net assets of Yangcheng Railway relating to its railway transportation business (please see Note
     36).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (All amounts express in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

21   RESERVES

     According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit attributable to shareholders after tax as indicated in the Company's statutory Financial Statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

     When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

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

     In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders' equity prepared under IFRS contained in these financial statements.

     As of 31 December 2006, the reserve of the Company available for distribution was approximately RMB1,250,854,000 (2005: approximately RMB 1,088,684,000 as restated).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (All amounts express in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

22   BORROWINGS

                    2005       2006
                  Rmb'000    Rmb'000
                  -------   ---------
Bank borrowings
- Unsecured            --   1,860,000
                  =======   =========

     The borrowing is obtained specifically for the construction of a fourth rail-line. The carrying amounts of the borrowings are all denominated in RMB.

     The maturity of these borrowings is as follows:

                         2005       2006
                       Rmb'000    Rmb'000
                       -------   ---------
Within 2 to 5 years*        --   1,860,000
                       =======   =========

*    The maturity dates of all the borrowings are in 2011.

     The interest rate exposure of the borrowings is as follows:

                                                         2005      2006
                                                       Rmb'000    Rmb'000
                                                       -------   ---------
At floating rates (relevant interest rate announced
   by the central bank minus a maximum range of 10%)        --   1,860,000
                                                       =======   =========

     The effective interest rate of the bank borrowings as of 31 December 2006 was 5.83% p.a. (2005: Nil).

     As of 31 December 2006, the carrying amounts of the borrowings approximate their fair values.

     As of 31 December 2006, the Group had RMB4,900,000,000 unutilized banking facilities granted (2005: approximately RMB8,100,000,000).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          (All amounts express in Renminbi, except number of shares and
          ADSs, per share and per ADS data and unless otherwise stated)

23   EARLY RETIREMENT OBLIGATIONS

                  2006
                Rmb'000
                -------
At 1 January         --
Addition         22,420
                 ------
At 31 December   22,420
                 ======

                                                                  2006
                                                                 Rmb'000
                                                                --------
Early retirement obligation                                      22,420
Less: current portion included in accruals and other payables    (5,503)
                                                                 ------
                                                                 16,917
                                                                 ======

     Pursuant to an early retirement scheme implemented by the Group in 2006, certain employees who meet certain specified criteria were provided with an offer to early retirement and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Group, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Group. Expenses incurred on such employee early retirement benefits have been recognised in the income statement when the Group approved such application from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

     Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

24   TRADE PAYABLES

     The aging analysis of trade payables was as follows:

                                    2005      2006
                                  RMB'000   RMB'000
                                  -------   -------
Within 1 year                     114,651   238,381
Over 1 year but within 2 years      3,696     1,875
Over 2 years but within 3 years       360        78
                                  -------   -------
                                  118,707   240,334
                                  =======   =======

25   ACCRUALS AND OTHER PAYABLES

                                                                2005      2006
                                                              RMB'000   RMB'000
                                                              -------   -------
Advance for construction projects carried out for customers   113,038    38,484
Accrued expenses                                               23,941    21,521
Salary and welfare payables                                    17,872    28,075
Other payables (a)                                            183,656   321,541
                                                              -------   -------
                                                              338,507   409,641
                                                              =======   =======

     Note a: This mainly represents the deposits in relation to the constructions and other operational activities.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

26   LABOUR AND BENEFITS

                                                                   2004      2005      2006
                                                                 RMB'000   RMB'000   RMB'000
                                                                 -------   -------   -------
Wages and salaries                                               442,820   477,799   570,049
Provision for staff welfare and bonus                             74,399    71,391    71,451
Contributions to a defined contribution pension scheme (a)        42,950    52,949    62,274
Contributions to the housing scheme (b)                           21,405    23,941    29,142
Medical and other employee benefits                               57,710    14,845    13,318
Amortisation of deferred staff cost                               15,092    15,090    15,091
Early retirement obligations (Note 23)                                --        --    22,420
                                                                 -------   -------   -------
                                                                 654,376   656,015   783,745
                                                                 =======   =======   =======

(a)  Pension scheme

All the full-time employees of the Group are entitled to a pension equal to their basic salaries beginning at their retirement dates until death from a statutory pension scheme. A government agent is responsible for honouring the pension liabilities relating to such retired staff and the obligation of the Group is limited to making the monthly contributions to the scheme, computed at 18% of the standard salary set by the provincial government. The Group has no further legal or constructive obligation to the pension costs beyond making its monthly contribution.

(b)  Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to the State-sponsored Housing Fund at 7% or 13% of the specific salaries of the employees. At the same time, the employees are also required to make a contribution at 7% or 13% of the specific salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances (please see Note 18). The Group have no further legal or constructive obligation for housing benefits beyond the above contributions made.

27   FINANCE COSTS

                                                                   2004      2005      2006
                                                                 RMB'000   RMB'000   RMB'000
                                                                 -------   -------   -------
Interest expenses on bank borrowings                                 --         --    24,903
Less: interest capitalized as construction-in-progress               --         --   (24,903)
Interest expenses incurred for current account balances
   maintained with related parties wholly
   repayable within five years                                      667        654     1,745
Bank charges                                                        106        323       546
Net foreign exchange losses (Note 3(a))                             363     21,761    13,679
                                                                  -----    -------   -------
                                                                  1,136     22,738    15,970
                                                                  =====    =======   =======

               GANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

28   INCOME TAX EXPENSE

     Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed that entitlement of the Company in 1996 and the preferential rate has been applied from that year onwards. Accordingly, the enacted income tax rate of the Company for the year ended 31 December 2006 is 15% (2005 and 2004 - same).

     According to the relevant income tax laws of the PRC, the subsidiaries of the Group are subject to income tax rates of 15% or 33%, mainly depending on the places of incorporation/establishment.

     On 16 March 2007, the National People's Congress approved the new Corporate Income Tax Law of the PRC, which is effective from 1 January 2008. Please see Note 37.

     An analysis of the current year taxation charges is as follows:

                                                                    2004         2005       2006
                                                                   RMB'000      RMB'000    RMB'000
                                                                 ----------   ----------   -------
                                                                 (Restated)   (Restated)
                                                                   Note 5       Note 5
Current income tax                                                110,625      117,002     142,334
Deferred income tax (Note 12)                                      (6,470)      (6,826)      6,821
                                                                  -------      -------     -------
                                                                  104,155      110,176     149,155
                                                                  =======      =======     =======

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:



                                                                    2004         2005       2006
                                                                   RMB'000      RMB'000    RMB'000
                                                                 ----------   ----------   -------
                                                                 (Restated)   (Restated)
                                                                   Note 5       Note 5
Profit before tax                                                 703,659      756,138     920,928
                                                                  -------      -------     -------
Tax calculated at a statutory rate of 15% (2005: 15%)             105,549      113,421     138,139
Tax effect of expenses that are not deductible in determining taxable profit:
   Effect of different tax rates of certain subsidiaries            2,123        1,111       1,495
   Tax losses for which no deferred tax asset was recognised        1,818        2,992       4,284
   Expenses not deductible for tax purposes                         4,069        4,944       5,234
   Provision of deferred tax for adjustments made to carrying
      values of fixed assets                                          --       (12,292)         --
   Deferred tax benefits resulting from provision for doubtful
      debts                                                        (9,404)          --          --
                                                                  -------      -------     -------
Income tax expense                                                104,155      110,176     149,155
                                                                  =======      =======     =======

     The weighted average applicable tax rate was 16.2% (2005: 14.6% and 2004:
     14.8%).

               GANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

29   PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company for the year at approximately RMB763,556,000 (2005: RMB633,161,000, as restated).

30   EARNINGS PER SHARE AND PER EQUIVALENT ADS

     The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB771,513,000 (2005: RMB646,960,000 and 2004: RMB600,250,000, restated), divided by the weighted average number of ordinary shares outstanding during the year of 4,418,427,000 shares (2005 and 2004: 4,335,550,000 shares). There were no dilutive potential ordinary shares as at the year end.

31   DIVIDENDS

                                                                   2004      2005      2006
                                                                 RMB'000   RMB'000   RMB'000
                                                                 -------   -------   -------
Final, proposed, of RMB 0.08  (2005: RMB0.12 and 2004:
   RMB0.11) per ordinary share                                   476,911   520,266   566,683
                                                                 =======   =======   =======

     At a meeting of the directors held on 19 April 2007, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2006. This proposed dividend has not been reflected as a dividend payable in the Financial Statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

                GANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
                               ADSs, per share and
                    per ADS data and unless otherwise stated)

32   CASHFLOW GENERATED FROM OPERATION

     (a) Reconciliation from profit attributable to shareholders to cash generated from operations:

                                                                    2004         2005         2006
                                                                   RMB'000      RMB'000     RMB'000
                                                                 ----------   ----------   ---------
                                                                 (Restated)   (Restated)
                                                                   Note 5       Note 5
Profit before income tax:                                           703,659     756,138      920,928
Adjustments for:
   Depreciation of fixed assets (Note 7)                            297,541     291,958      319,887
   Amortisation of leasehold land payments (Note 9)                  15,704      15,581       16,776
   Loss on disposal of fixed assets                                     234      23,385        8,414
   Amortisation of deferred staff costs (Note 14)                    15,092      15,090       15,091
   Share of losses of associates (Note 11)                           12,119      19,949       28,306
   Provision for doubtful accounts (Note 16,17)                      18,750       9,740       (4,315)
   Interest expenses                                                  1,030         654        1,745
   Interest income                                                  (42,384)    (53,409)     (30,735)
                                                                  ---------   ----------   ---------
Operating profit before working capital changes                   1,021,745   1,079,086    1,276,097
   (Increase)/decrease in trade receivables                         (26,038)      5,198       45,263
   Increase in materials and supplies                               (21,910)     (4,351)      (2,014)
   Decrease in prepayments and other current assets                   3,998      31,286        5,963
   Increase in restricted cash                                      (42,286)    (48,787)     (60,061)
   Decrease/(increase) in due from related parties                  143,857      54,792      (46,556)
   Decrease in due from associates                                       29         398          111
   Increase in trade payables                                        21,647      81,571      121,627
   Increase in early retirement obligations (Note 23)                    --          --       22,420
   Increase in due to associates                                         --          --       29,686
   Increase/(decrease) in due to related parties                     38,903     199,838     (287,271)
   Increase in housing fund payable                                  42,286      48,787       60,061
   Increase in accrued expenses and other payables                  139,619      23,707       65,632
                                                                  ---------   ----------   ---------
   Cash generated from operations                                 1,321,850   1,471,525    1,230,958
                                                                  =========   ==========   =========

(b)  Analysis of the balance of cash and cash equivalents

                                                                    2004         2005          2006
                                                                  RMB'000      RMB'000       RMB'000
                                                                 ---------   ----------   ------------
Cash at MOR Deposit-taking Centre (note i)                         862,508      628,746        25,786
Cash at bank and in hand                                            97,632      113,382     5,406,045
Short-term deposits with maturities no more than three months
   (note ii)                                                        84,489      370,000       420,000
                                                                 ---------    ---------     ---------
                                                                 1,044,629    1,112,128     5,851,831
                                                                 =========    =========     =========

Note i: The amount of approximately RMB25,786,000 (2005: RMB628,746,000) was deposited with the MOR Deposit-taking Centre at an annual interest rate of 0.72% (2005: 0.72%), which is commensurate with the prevailing interest rates offered by banks in the PRC.

Note ii: Short term time deposits with maturities no more than three months consist of deposits denominated in RMB. The effective interest rate of RMB deposits is 1.665% (2005: 1.71%). These deposits have an average maturity of 90 days.

                GANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
                               ADSs, per share and
                    per ADS data and unless otherwise stated)

33   CONTINGENCY

     There were no significant contingent liabilities as at the date of approval of the Financial Statements.

34   COMMITMENTS

     (a)  Capital commitments

          As of 31 December 2006, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                                                    2005        2006
                                                                  RMB'000     RMB'000
                                                                 ---------   ---------
Authorised but not contracted for                                3,985,253   1,384,287
                                                                 =========   =========
Contracted but not provided for                                  3,331,311   3,137,581
                                                                 =========   =========

          A substantial amount of these commitments is related to the construction of the fourth rail-line of the Company ("Fourth Rail-Line") and purchase of new locomotives.

     (b) Capital commitments relating to the acquisition of net assets of Yangcheng Railway

          Please refer to Note 36 for details.

     (c)  Operating lease commitments

          Total future minimum lease payments under non-cancelable operating leases were as follows:

                                                                    2005        2006
                                                                  RMB'000     RMB'000
                                                                 ---------   --------
Machinery and equipment
- not more than one year                                           75,375     69,673
- more than one year but not more than five years                      --         --
                                                                   ------     ------
                                                                   75,375     69,673
                                                                   ======     ======

35   RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

                GANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (All amounts expressed in Renminbi, except number of shares and
                               ADSs, per share and
                    per ADS data and unless otherwise stated)

35   RELATED PARTY TRANSACTIONS (CONT'D)

     (a)  The Group had the following material related parties:

                             NAME OF RELATED PARTIES                                  RELATIONSHIP  WITH THE COMPANY
                             -----------------------                               -----------------------------------
MAJOR SHAREHOLDER AND FELLOW SUBSIDIARIES (NOTE A)
Guangzhou Railway (Group) Company                                                  Major shareholder
Guangzhou Railway Group Yang Cheng Railway Company ("Yangcheng Railway")           Subsidiary of the major shareholder
Guangmeishan Railway Company Limited ("Guangmeishan")                              Subsidiary of the major shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company
   (the Predecessor as defined in Note 1, "GEDC")                                  Subsidiary of the major shareholder
Guangzhou Railway Material Supply Company                                          Subsidiary of the major shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company
   ("Engineer Construction Enterprise")                                            Subsidiary of the major shareholder
Guangzhou Guangtie Huake Technology Service Company ("Guangtie Huake")             Subsidiary of the major shareholder

ASSOCIATES OF THE GROUP

Guangzhou Tiecheng Enterprise Company Limited                                      Associate of the Company
Zengcheng Lihua Stock Company Limited                                              Associate of the Company
Shenzhen Guangshen Railway Civil Engineering Company                               Associate of the Company
Guangzhou Huangpu Yuehua Freight Transportation Company Limited                    Associate of the Company

STATE-OWNED COMPANIES (NOTE A)
Ministry of Railways ("MOR") of the PRC
MOR's Railroad Deposit-taking Centre
Shenyang Train Class Company
Puzhen Train Company
Changchun Tracks and Equipment Company
Sifang Passenger Trains Repair Stock Company
Qixuyan Locomotive and Carriages Company
Dalian Locomotives and Carriages Company
Chengdu Materials Companay
Liuzhou Wood Company
Hengyang Mechanism Company
Construction Technique Company of China
Nanfang Railway Repair Center
The Fourth Railway Reconnaissance Design House
Railway construction bureaus (including Third bureau, Seventh bureau, Eleventh bureau, Thirteenth bureau and others)
The Forth Construction Bureau of China

Note a:

Prior to the A share issuance in December 2006, the Company was controlled by Guangzhou Railway Group which is a subsidiary of the MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. Consequently, in accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than Guangzhou Railway Group and its fellow subsidiaries and associates, were also related parties of the Company ("State-owned Companies") prior to the A share issuance in December 2006.

Subsequent to the A share issuance on 22 December 2006, the Company is no longer controlled by Guangzhou Railway Group and the PRC government. Such Stated-Owned Companies were consequently no longer considered as related parties of the Group as of 31 December 2006. However, the transactions conducted between the Group and such State-Owned Companies during the period from 1 January 2006 to 21 December 2006 have been disclosed as related party transactions in the Financial Statements.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

35   RELATED PARTY TRANSACTIONS (CONT'D)

     (b) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

                                                           2004        2005        2006
                                                         RMB'000     RMB'000     RMB'000
                                                         --------   ---------   ---------
RECURRING TRANSACTIONS:
TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
I. INCOME
Provision of train transportation and related services
   by the Group to other railway companies controlled
   by MOR (i, vi and xiii)                               (183,399)   (304,842)   (315,847)
Revenue received, processed and allocated by MOR
   (i and vi)
   - long distance passenger transportation              (486,825)   (575,849)   (800,859)
   - cargo forwarding railway usage fees                 (128,962)   (123,763)   (124,465)
   Provision of repairing service by the Group for
      cargo trucks of Guangzhou Railway Group(i)                      (28,799)    (32,787)
   Operating lease rentals received/receivable from
      Guangzhou Railway Group (i)                              --          --      (6,568)
   Provision of train transportation service to
      Guangzhou Railway Group by the Group (i and vi)          --          --     (15,727)
Interest income received/receivable from MOR Deposit-
   taking Centre (see Notes 19 and 32(b))                  (6,111)     (5,530)     (5,531)

II. CHARGES AND PAYMENTS
Services charges allocated from MOR for train
   transportation and related services offered by
   other railway companies controlled by MOR (i, vi
   and xiii)                                              209,503     290,825     410,353
Operating lease rentals paid/payable to MOR (i)            65,485      50,804      40,885
Lease of locomotives and related services provided
   from Yangcheng (i)                                      48,179       8,449      26,065
Social services (employee housing, health care,
   educational and public security services and other
   ancillary services) provided by the GEDC under a
   service agreement (ii)                                  94,246      78,227      74,520
Purchase of materials and supplies from Guangzhou
   Railway Material Supply Company (iii and xiii)          65,998      73,146      89,731
Interest expenses paid/payable to the Parent Company,
   net (iv)                                                   553         721          --
                                                         --------   ---------    --------

NON-RECURRING TRANSACTIONS:
I. TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
Disposal of an available-for-sale investment
   (See note 11)                                               --    (121,854)         --
Disposal of part of equity interests in a subsidiary
   (Note 10 (ii))                                              --          --     (35,224)
Provision of repair and maintenance services by
   subsidiaries held by the Parent company to the
   Group (i and xiii)                                      58,908      73,134      21,779
Provision of construction management services by the
   Parent Company to the Group in connection with the
   construction of fixed assets of the Company (v)          5,300       6,194       9,326
Provision of supplies and materials by subsidiaries of
   Parent Company to the Group (iii and xiii)                  --       5,249       4,045
Provision of construction projects to the Group
   (ii and xiii)                                               --          --      70,537
Payment of a deposit for the acquisition of net assets
   of Yang Cheng Railway (c) (viii)                            --          --   5,265,250

II. TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
Provision of construction project and related service
   to the Group (iii and v)                               106,638   1,148,781   3,112,131
Provision of repair and maintenance services to the
   Group (iii)                                             55,125      75,867     105,641
Provision of supplies and materials to the Group (iii)      5,604       5,977      15,051
Purchase of fixed assets by the Group (iii)                    --      55,803     207,688
                                                         --------   ---------    --------

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

35   RELATED PARTY TRANSACTIONS (CONT'D)

     (i) The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

     (ii) The service charges are levied based on contract prices determined based on cost plus a profit margin.

     (iii) The prices are determined based on mutual negotiation between the contracting parties with reference to guidance provided by the MOR.

     (iv) Interest was calculated and levied based on the average balances due from/to Guangzhou Railway Group on a quarterly basis at the prevailing lending interest rates of bank loans borrowed from banks in the PRC.

     (v) Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the "Management Agreements") entered into with the Guangzhou Railway Group in 2005 and 2006, Guangzhou Railway Group has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially State-Owned Companies, employed for the construction of certain railway assets and railway stations of the Company, including the Fourth Rail-Line. The management service fees are determined based on the pricing scheme set by the MOR. The PRC National Audit Office (the "NAO"), commenced audits on certain railway bureaus in the PRC under the control of the MOR, including Guangzhou Railway Group, and certain railway construction projects, including our construction of the Fourth Rail-Line. In addition, as part of its audit on Guangzhou Railway Group, the NAO is also conducting an audit of the Company, which mainly focuses on business transactions with Guangzhou Railway Group. As at the date of approval of these financial statements, these audits had not been completed and there were no findings nor results arising from the audits being made available to the Company.

     (vi) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in co-operation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies, which are then remitted to the MOR, and centrally processed. A certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in conjunction with the delivery of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocation is determined by the MOR based on its standard charges applied on a nationwide basis. The Company is unable to independently validate these revenues and charges allocated by MOR based on any self generated source data or information. In addition, there is no established formal channel for the Company to lodge any query or objection to the amounts allocated.

     (c) As of 31 December 2006 and 2005, the Group had the following material balances maintained with related parties:

                                                                                            2005       2006
                                                                                          RMB'000    RMB'000
                                                                                         --------   ---------
Cash and cash equivalents maintained in the MOR Deposit-taking Centre (see Note 32(b))    628,746      25,786
Short-term time deposits in the MOR Deposit-taking Centre (see Note 19)                   168,000     169,739
Due from/(to) Guangzhou Railway Group (vi)                                                 15,636      31,584
                                                                                         --------   ---------
   - Trade balance (vii)                                                                  (43,518)     28,234
   - Non-trade balance                                                                     59,154       3,350
                                                                                         --------   ---------
Deposit for acquisition of Yangcheng Railway (viii)                                            --   5,265,250
Due from subsidiaries of Guangzhou Railway Group                                           64,670         173
                                                                                         --------   ---------
   - Trade balance                                                                         25,257          61
   - Non-trade balance                                                                     39,413         112
                                                                                         --------   ---------
Due to subsidiaries of Guangzhou Railway Group                                           (276,520)   (220,915)
                                                                                         --------   ---------
   - Trade balance (ix)                                                                  (276,520)    (39,813)
   - Non-trade balance (x)                                                                     --    (181,102)
                                                                                         --------   ---------

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

Due from/(to) an associate                                                                 12,423     (17,374)
                                                                                         --------   ---------
   - Trade balance                                                                         12,423      12,312
   - Non-trade balance (xii)                                                                   --     (29,686)
                                                                                         --------   ---------
Due from State-Owned Companies included in prepayments for fixed assets                    55,803          --
Due to State-Owned Companies                                                             (897,581)         --
                                                                                         --------   ---------
   - Trade balance (vii)                                                                  (50,564)         --
   - Non-trade balance (xi)                                                              (847,017)         --
                                                                                         --------   ---------

35   RELATED PARTY TRANSACTIONS (CONT'D)

     (vii) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group and the MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in (iv).

     (viii) As of 31 December 2006, the balance represents 51% of the agreed purchase consideration paid to Guangzhou Railway Group for the acquisition of net assets of Yangcheng Railway (Note 36).

     (ix) The trade balances due to related parties mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the parties (see Note (b) above).

     (x) The non-trade balances due to related parties mainly represent the deposits received from those related parties.

     (xi) The non-trade balance due to other state-owned companies as of 31 December 2005 mainly represents the payable balances arising from unsettled fees for construction projects undertaken for the Group.

     (xii) The non-trade balance due to associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

     (xiii) Pursuant to the acquisition of certain assets and business (details described in Note 36) of Yangcheng Railway, the Company entered into supplementary service agreements with Guangzhou Railway Group and Yangcheng Railway (the "New Service Agreements") which govern the terms and conditions for the various services originally covered by the service agreements entered into with the related parties (the "Original Service Agreements"). The New Service Agreement became effective on 1 January 2007 upon completion of the Aquisition and the terms of the Original Service Agreements expired.

     As of 31 December 2006, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand, except for those short-term deposits balances maintained with the MOR Deposit-taking Centre disclosed above.

36   THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY

     On 15 November 2004, the Company entered into an agreement to acquire the railway transportation business of Yangcheng Railway which consists of all of its assets and liabilities related to its railway transportation business ("Yangcheng") on the rail line running between the cities of Guangzhou and Pingshi in Southern China.

     The purchase consideration of approximately RMB 10,181,037,000 was determined based on an appraisal of Yangcheng performed by an independent appraisal firm as of 31 March 2006. As outlined below, the purchase consideration is subject to certain adjustments in accordance with the agreement based on the finalization of the completion audit. The primary source of funding (at least 65%) for the acquisition was derived from the issuance of A shares of the Company, as discussed in Note 20. The acquisition received the approval of more than 50% of the then H share shareholders attending a special shareholders' meeting for the approval of the transaction on 30 December 2004.

     As disclosed in Note 20, the offering of A shares of the Company was completed in December 2006. On 28 December 2006, the Company paid 51% of the purchase consideration (approximately RMB5.3 billion) as a deposit to Yangcheng Railway in accordance with the provisions of the agreement. Pursuant to the agreement, the remaining 49% of the purchase consideration

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

     (approximately RMB5 billion) is due for payment to Yangcheng Railway within 2 months after the completion of a closing audit of Yangcheng.

     Costs incurred by the Company that are directly attributable to the acquisition of Yangcheng including professional fees paid to appraisal firms, law firms and accounting firms have been deferred and recorded as non-current deferred acquisition costs, and amounted to RMB 31,343,000 as of 31 December 2006 (2005: RMB 25,214,000).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

36   THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY (CONT'D)

     On 1 January 2007, control of the assets and operations of Yangcheng was transferred to the Company. Accordingly, for accounting purposes, 1 January 2007 is considered by the directors of the Company to be the effective date of acquisition. The results of operations of Yangcheng have been included in the Group's consolidated income statement from that date onwards.

     Prior to the A share issuance, Yangcheng Railway and the Group were both controlled by the MOR, as it indirectly held controlling interests in both the companies. Subsequent to the A share issuance in December 2006, the equity interest of the MOR in the Group was diluted to 41%. As a result, as on the acquisition date of 1 January 2007, Yangcheng Railway and the Group were no longer under common control. Under IFRS 3 "Business Combination", the transaction does not constitute a business combination under common control as the Group and Yangcheng Railway are not ultimately controlled by the same party (the MOR) both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting with the acquired identifiable assets, liabilities and contingent liabilities stated at their respective fair values as at the date of acquisition.

     The Group has completed its preliminary purchase price allocation with the assistance of an independent appraisal firm. The provisional fair values of the net assets acquired and resulting goodwill are as set out below. These provisional values and the resulting goodwill are still preliminary as of the date of issuance of the financial statements as Group has not finalized its valuation exercise.

                                                  RMB'000
                                                ----------
Purchase consideration:
-    Cash paid                                  10,138,582
-    Direct costs relating to the acquisition       31,343
Total purchase consideration                    10,169,925
Fair value of assets acquired (see below)        9,862,679
                                                ----------
Goodwill                                           307,246
                                                ----------

     Goodwill is mainly attributable to Yangcheng's profitability derived from the monopoly operations in the region where the acquired business is located.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

36   THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY (CONT'D)

     The assets and liabilities arising from the acquisition, provisionally determined, are as follows:

                                                          Carrying
                                            Fair value     amount
                                              RMB'000     RMB'000
                                            ----------   ---------
Cash and cash equivalents                       91,699      91,699
Trade and other receivables                     57,733      57,733
Materials and supplies                          55,070      55,070
Fixed assets and construction-in-progress   11,059,603   7,506,426
Long-term receivables                           56,034      56,034
Deferred staff cost                             45,000      45,000
Trade and other payables                      (797,460)   (797,460)
Retirement benefit obligations                (410,000)   (410,000)
Long-term borrowings                          (295,000)   (295,000)
                                            ----------   ---------
Net assets acquired                          9,862,679   6,309,502
                                            ----------   ---------

37   SUBSEQUENT EVENTS

     Save as disclosed in other notes to the financial statements, the Group had the following significant subsequent events:

     On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"), which is effective from 1 January 2008.

     Since the deferred tax assets and deferred tax liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group.

     As at the date of issuance of the Financial Statements, detailed measures of the new CIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, the Group is not in a position to reasonably assess the impact, if any, to the carrying values of deferred tax assets and deferred tax liabilities as the result of the implementation of the new CIT Law. The Group will further evaluate the impact to its operating results and financial positions of future periods as and when more detailed measures and other related regulations are announced.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

38 RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN IFRS AND US GAAP

     The accompanying financial statements have been prepared in accordance with IFRS which differs in certain respects from those prepared under Generally Accepted Accounting Principles in the United States of America ("US GAAP"). The major difference between IFRS and US GAAP, which has a significant effect on the consolidated financial statements is set out below:

                                                     2004         2005         2006      2006
                                                    RMB'000      RMB'000     RMB'000    US$000*
                                                  ----------   ----------   -------   --------
                                                  (Restated)   (Restated)
                                                    Note 5       Note 5
CONSOLIDATED NET PROFIT UNDER IFRS                  599,504     645,962     771,773     98,945
Minority interest (c)                                   746         998        (260)       (33)
                                                    -------     -------     -------   --------
PROFIT FOR SHAREHOLDERS UNDER IFRS                  600,250     646,960     771,513     98,912
   Adjustment to share issuance costs (a)                --      (9,300)     (3,000)      (385)
   Adjustment to deferred acquisition costs (b)          --      (6,301)         --         --
                                                    -------     -------     -------   --------
CONSOLIDATED NET PROFIT UNDER US GAAP               600,250     631,359     768,513     98,527
                                                    =======     =======     =======   ========
EARNINGS PER SHARE UNDER US GAAP
   -BASIC AND DILUTED                               RMB0.14     RMB0.15     RMB0.17   US$0.022
                                                    =======     =======     =======   ========
EARNINGS PER EQUIVALENT ADS UNDER US GAAP
   -BASIC AND DILUTED                               RMB6.92     RMB7.28     RMB8.70   US$1.115
                                                    =======     =======     =======   ========

                                                     2005         2006         2006
                                                    RMB'000      RMB'000     US$000*
                                                  ----------   ----------   ---------
                                                  (Restated)
                                                    Note 5
CONSOLIDATED SHAREHOLDERS' EQUITY UNDER IFRS      9,796,076    20,169,008   2,585,770
   Adjustment to share issuance costs (a)            17,707            --          --
   Adjustment to deferred acquisition costs (b)      (6,301)       (6,301)       (808)
                                                  ---------    ----------   ---------
CONSOLIDATED SHAREHOLDERS' EQUITY UNDER US GAAP   9,807,482    20,162,707   2,584,962
                                                  =========    ==========   =========

* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 29 December 2006 of US$1.00=RMB7.8 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 29 December 2006.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

38 RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN IFRS AND US GAAP (CONT'D)

     Note (a):

     In 2005, the Company incurred certain share issuance costs for the Class A share issuance of approximately RMB27, 007,000 which are recorded as a deduction from reserve under IFRS as the costs were incurred. However, under US GAAP, since the share issuance was not completed by the end of 2005, costs incurred to date have been recorded as deferred costs until the transaction is completed, at which time the direct costs are charged against the gross proceeds of the offering. In addition, under US GAAP, certain accounting and auditing services (RMB9,300,000) indirectly associated with the share issuance did not qualify for deferral but rather were expensed as incurred in 2005. As a result, there was a reconciling item of RMB9,300,000 for the net income; while there was another reconciling item of RMB17,707,000 for the Shareholders' equity between IFRS and US GAAP for 2005.

     In 2006, additional accounting and auditing expenses of RMB3,000,000 relating to the share issuance were expensed under US GAAP but recorded as a reduction from reserve under IFRS. Due to the fact that the A share issuance was completed in December 2006 and the aggregate share issuance costs had been deducted from reserve by the end of year 2006 under both IFRS and US GAAP. Accordingly, there is no GAAP difference for the Shareholders' equity balance between IFRS and US GAAP as at 31 December 2006.

     Note (b):

     In 2005, the Company incurred certain acquisition costs of approximately RMB6,301,000 (accounting and auditing related) associated with the acquisition of Yangcheng Railway which had been recorded as a deferred acquisition costs under IFRS. However, as such costs are considered to be indirectly attributable to the acquisition, they were expensed as incurred under US GAAP. As at 31 December 2006, the acquisition had not yet been completed and therefore such costs continued to be deferred under IFRS and led to a GAAP difference in reconciling shareholder's equity.

     Note (c):

     IFRS requires the presentation of minority interest within equity on the face of the balance sheet. Under US GAAP, minority interest is presented as a separate item on the face of the balance sheet outside of equity.

     In addition, reclassifications have been made for presentation of certain selected financial data in conformity with US GAAP requirements for the following items:

     i.   Profit from operations

                                          2004         2005         2006      2006
                                         RMB'000      RMB'000     RMB'000   US$000*
                                       ----------   ----------   -------   -------
                                       (Restated)   (Restated)
                                         Note 5       Note 5
PROFIT FROM OPERATIONS UNDER IFRS       716,914      798,825     965,204   123,744
Less: Other income, net                 (48,193)     (48,505)    (37,027)   (4,747)
                                        -------      -------     -------   -------
Including: Interest income (d)          (42,384)     (53,409)    (30,735)   (3,940)
           Others                        (5,809)       4,904      (6,292)     (807)
                                        -------      -------     -------   -------
PROFIT FROM OPERATIONS UNDER US GAAP    668,721      750,320     928,177   118,997
                                        =======      =======     =======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

38 RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN IFRS AND US GAAP (CONT'D)

     ii.  Finance costs

                                                    2004      2005      2006      2006
                                                  RMB'000   RMB'000   RMB'000   US$000*
                                                  -------   -------   -------   -------
FINANCE COSTS UNDER IFRS                            1,136    22,738    15,970    2,047
Less: interest income included in other income,
   net under IFRS (d)                             (42,384)  (53,409)  (30,735)  (3,940)
                                                  -------   -------   -------   ------
FINANCE INCOME, NET UNDER US GAAP                 (41,248)  (30,671)  (14,765)  (1,893)
                                                  =======   =======   =======   ======

     Note (d): Under IFRS, interest income is recorded as other income and included in profit from operation. While under US GAAP, this income is reclassified to finance cost.

* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on 29 December 2006 of US$1.00=RMB7.8 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 30 December 2006.

     iii. Deferred tax assets and liabilities

     Under IFRS, deferred tax assets and liabilities are classified as non-current on the balance sheet, whereas under US GAAP, deferred tax assets and liabilities are either classified based on the classification of the underlying asset or liability for financial reporting, or if no related asset or liability exists such deferred tax assets or liabilities are classified based on when they are expected to be realized. Please refer to
     Note 13 for details.

     iv.  Due from/to related parties

     As disclosed in Note 35, subsequent to the A share issuance on 22 December 2006, the Company is no longer controlled by Guangzhou Railway Group which is a subsidiary of the MOR and is ultimately controlled by the PRC government. As a result, Stated-owned Companies and the subsidiaries and associates of GRGC were not considered as related parties of the Group as of 31 December 2006 under IFRS. However, under US GAAP, the PRC government still meets the definition of a principal owner and accordingly all the Stated-owned Companies are still considered as related parties. As of 31 December 2006, the major balances that the Group had with such Stated-owned Companies are set out as follows:

                                  31 December 2006
                                      (RMB'000)
                                  ----------------
Due from Stated-owned Companies        35,223
   -Trade balance                      31,580
   -Non-trade balance                   3,643

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

Due to Stated-owned Companies        (1,204,529)
   -Trade balance                      (138,305)
   -Non-trade balance                (1,066,224)

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (All amounts expressed in Renminbi, except number of shares and
         ADSs, per share and per ADS data and unless otherwise stated)

39   RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2006, the FASB issued FIN 48 Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006. The Group has commenced the assessment of the impacts arising from the adoption of FIN 48 and the assessment has not been completed.

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not issued interim or annual financial statements for that fiscal year. The Group is currently evaluating the impact of adopting FAS 157 and the evaluation has not been completed.

40   APPROVAL OF FINANCIAL STATEMENTS

     The financial statements were approved by the Board of Directors on 28 June 2007.