Form 20-F
period 2007-12-31
GUANGSHEN RAILWAY CO LTD
filed 2008-06-26
CIK 1012139

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2008

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                    FORM 20-F

     (Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2007

                                       or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from                to

                                       or
[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER: 1-14362

                               -------------------

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

                               ------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                                           NAME OF EACH  EXCHANGE ON WHICH LISTED
-------------------                                           --------------------------------------
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

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2007:

Domestic shares (A shares), par value RMB1.00 per share............................................5,652,237,000
H shares, par value RMB1.00 per share .............................................................1,431,300,000

(including 234,794,700 H shares in the form of American Depositary Shares)

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

                                  Yes  X       No
                                      ---         ---

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  X    Accelerated Filer       Non-Accelerated Filer
                        ---                     ---                         ---

     Indicate by check mark which financial statement item the registrant has elected to follow.
                              Item 17          Item 18  X
                                      ---              ---

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                  Yes          No  X
                                      ---         ---

                                TABLE OF CONTENTS

                                                                           Pages
                                                                           -----
Forward-Looking Statements.....................................................1
Certain Terms and Conventions..................................................1

PART I
         ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.......3
         ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.....................3
         ITEM 3.   KEY INFORMATION.............................................3
         Item 3A.  Selected Consolidated Financial and Other Data..............3
         Item 3B.  Capitalization and Indebtedness.............................5
         Item 3C.  Reasons for the Offer and Use of Proceeds...................5
         Item 3D.  Risk Factors................................................5
         ITEM 4.   INFORMATION ON THE COMPANY.................................14
         Item 4A.  History and Development of the Company.....................14
         Item 4B.  Business Overview..........................................18
         Item 4C.  Organizational Structure...................................33
         Item 4D.  Property, Plant and Equipment..............................34
         ITEM 4A.  UNRESOLVED STAFF COMMENTS..................................35
         ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............36
         Item 5A.  Results of Operations......................................37
         Item 5B.  Liquidity and Capital Resources............................48
         Item 5C.  Research and Development, Patents and Licenses, etc........51
         Item 5D.  Trend Information..........................................51
         Item 5E.  Off-Balance Sheet Arrangements.............................52
         Item 5F.  Tabular Disclosure of Contractual Obligations..............52
         Item 5G.  Safe Harbor................................................53
         ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................53
         Item 6A.  Directors and Senior Management............................53
         Item 6B.  Board Compensation.........................................59
         Item 6C.  Board Practices............................................60
         Item 6D.  Employees..................................................63
         Item 6E.  Share Ownership............................................65
         ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........65
         Item 7A.  Major Shareholders.........................................65
         Item 7B.  Related Party Transactions.................................67
         Item 7C.  Interests of Experts and Counsel...........................75
         ITEM 8.   FINANCIAL INFORMATION......................................75
         Item 8A.  Consolidated Statements and Other Financial Information....75
         Item 8B.  Significant Changes........................................77
         ITEM 9.   THE OFFER AND LISTING......................................78
         Item 9A.  Offer and Listing Details..................................78
         Item 9B.  Plan of Distribution.......................................79
         Item 9C.  Markets....................................................79

         Item 9D.  Selling Shareholders.......................................79
         Item 9E.  Dilution...................................................79
         Item 9F.  Expenses of the Issue......................................79
         ITEM 10.  ADDITIONAL INFORMATION.....................................80
         Item 10A. Share Capital..............................................80
         Item 10B. Memorandum and Articles of Association.....................80
         Item 10C. Material Contracts.........................................91
         Item 10D. Exchange Controls..........................................91
         Item 10E. Taxation...................................................92
         Item 10F. Dividends and Paying Agents...............................100
         Item 10G. Statement by Experts......................................100
         Item 10H. Documents on Display......................................100
         Item 10I. Subsidiary Information....................................101
         ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                    MARKET RISK..............................................102
         ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....105
PART II
         ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...........106
         ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                    HOLDERS AND USE OF PROCEEDS..............................106
         ITEM 15.  CONTROLS AND PROCEDURES...................................106
         ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT..........................108
         ITEM 16B. CODE OF ETHICS............................................108
         ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES....................108
         ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                    COMMITTEES...............................................108
         ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                    AFFILIATED PURCHASERS....................................109
PART III
         ITEM 17.  FINANCIAL STATEMENTS......................................110
         ITEM 18.  FINANCIAL STATEMENTS......................................110
         ITEM 19.  EXHIBITS..................................................110

                           FORWARD-LOOKING STATEMENTS

     Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as "is expected to", "will", "is anticipated", "plan to", "estimate", "believe", "may", "intend", "should" or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, a recurrence of the Severe Acute Respiratory Syndrome, or SARS, epidemic or other similar health epidemics or outbreaks, such as avian flu, in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

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

                          CERTAIN TERMS AND CONVENTIONS

     Solely for the convenience of the reader, this annual report contains translations of amounts from Renminbi into U.S. dollars and vice versa at the rate of RMB7.29 to US$1.00, which is rounded from 7.2946, which was the noon buying rate in New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007, except where we specify that a different rate has been used. You should not construe these translations as representations that the Renminbi amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See "Item 3A. Selected Consolidated Financial and Other Data--Exchange Rate Information" for information regarding the noon buying rates for U.S. dollar/Renminbi conversions from January 1, 2003 through June 25, 2008.

     We prepare and publish our consolidated financial statements in Renminbi.

     Various amounts and percentages set out in this document have been rounded and, accordingly, may account for apparent discrepancies in the tables appearing herein.

     Unless the context otherwise requires or otherwise specified:

     - "Acquisition" means our acquisition of the railway transportation business between Guangzhou and Pingshi and the related assets from Yangcheng Railway Company according to the Acquisition Agreement dated November 15, 2004 between Yangcheng Railway Company and us.

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

     - "tonne" means metric tonne; and one tonne is approximately 2,205 pounds in weight.

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

ITEM 3. KEY INFORMATION

ITEM 3A. SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2006 and 2007, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2005, 2006 and 2007 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with "ITEM 5. Operating and Financial Review and Prospects". The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2003, 2004 and 2005, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2003 and 2004 are derived from our previously published audited consolidated financial statements that are not included in this annual report.

     The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

                                                                     YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------------------------------
                                              2003         2004         2005         2006         2007         2007
                                           -----------  -----------  -----------  -----------  -----------  ------------
                                               RMB         RMB           RMB          RMB          RMB        US$(1)
                                                            (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues from railroad businesses
    - Passenger (2).....................     1,637,453    2,076,272    2,253,335    2,608,838    5,833,538       800,211
    - Freight (2).......................       526,382      611,807      540,341      565,557    1,326,450       181,955
    - Railway network usage and service
       (2)..............................       152,751      183,399      305,790      291,489    2,659,529       364,819
                                           -----------  -----------  -----------  -----------  -----------  ------------
    Subtotal............................     2,316,586    2,871,478    3,099,466    3,465,884    9,819,517     1,346,984
  Revenues from other businesses........       151,596      166,671      177,462      128,590      688,987        94,511
                                           -----------  -----------  -----------  -----------  -----------  ------------
  Total revenues........................     2,468,182    3,038,149    3,276,928    3,594,474   10,508,504     1,441,496
  Railroad operating expenses...........    (1,717,307)  (2,203,273)  (2,339,384)  (2,527,907)  (8,334,293)   (1,143,250)
  Other businesses operating expenses...      (149,614)    (166,155)    (190,347)    (166,011)    (458,819)      (62,938)
                                           -----------  -----------  -----------  -----------  -----------  ------------
  Other income..........................        47,341       48,193       51,628       64,648       49,816         6,833
                                           -----------  -----------  -----------  -----------  -----------  ------------
  Profit from operations ...............       648,602      716,914      798,825      965,204    1,765,208       242,141
  Profit attributable to shareholders of
   the Company..........................       544,528      600,250      646,960      771,513    1,431,415       196,353
  Profit from operations per share......          0.15         0.17         0.18         0.22         0.25         0.034
  Earnings per share for profit
   attributable to shareholders of the
   Company
    - Basic and diluted.................          0.13         0.14         0.15         0.17         0.20         0.027
  Dividends declared per share..........          0.10        0.105         0.12         0.08         0.08         0.011
  Earnings per ADS for profit                     6.28         6.92         7.46         8.90        10.10         1.385
   attributable to shareholders of the
   Company...............................

BALANCE SHEET DATA (AT YEAR END):

                                                                     YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------------------------------
                                              2003         2004         2005         2006         2007          2007
                                           -----------  -----------  -----------  -----------  -----------  ------------
                                               RMB          RMB          RMB          RMB          RMB         US$(1)
                                                            (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
  Working capital (3)....................    1,898,749    2,051,590      467,124    4,249,117      433,615        59,481
  Fixed assets...........................    5,830,125    5,889,074    6,346,822    6,738,477   19,995,286     2,742,838
  Leasehold land payments................      652,083      636,379      620,798      625,628      607,971        83,398

  Total assets (3) and (4)...............   10,119,613   10,362,851   11,683,057   24,139,331   26,713,264     3,664,371
  Equity attributable to shareholders of
   the Company...........................    9,368,018    9,499,000    9,796,076   20,169,008   21,125,761     2,897,910
  Share capital, issued and outstanding,
   RMB1.00 per value,
    domestic shares......................    2,904,250    2,904,250    2,904,250    5,652,237    5,652,237       775,341
    H shares.............................    1,431,300    1,431,300    1,431,300    1,431,300    1,431,300       196,337

CASH FLOW STATEMENT DATA:
  Net cash generated from operating
   activities............................      798,449    1,236,579    1,380,147    1,112,004    1,957,645       268,538
  Net cash used in investing activities..     (375,469)  (1,000,639)    (820,915)  (7,833,331)  (5,585,414)     (766,175)
  Net cash (used in)/generated from
   financing activities..................     (433,666)    (469,044)    (491,733)  11,461,030      128,289        17,598
  Purchase of fixed assets and payment
   for construction-in-progress..........     (339,208)    (310,179)  (1,588,374)  (3,202,670)  (1,107,320)     (151,896)
  Dividends paid to shareholders of the
   Company...............................     (433,561)    (455,009)    (476,904)    (520,655)    (566,711)      (77,738)

OTHER DATA:
  Railroad transportation operating income     645,437      715,230      808,613      999,968    1,538,053       210,981
  Other businesses operating income/(loss)       3,165        1,684       (9,788)     (34,764)     277,155        38,019

----------
(1) Translation of amounts from Renminbi, or RMB, into United States dollars, or US$, for the convenience of the reader has been made at US$1.00 = RMB7.29, which is rounded from 7.2946, the noon buying rate in New York City on December 31, 2007. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at that rate on December 31, 2007 or on any other date.
(2) Revenue from network usage and services recorded within the "Passenger" and "Freight" category of revenue in the prior years has been separately disclosed on the income statement in order to conform to the current year presentation.
(3) Amounts due from/to associates which were recorded within "Interest in associates" in the prior year have been reclassified to "Due from/to related parties" to conform to the presentation of the balance sheet in the current year.
(4) Restricted cash balance, which represents funds set aside by the Company for the employee housing fund maintained in designated bank accounts of the Company held on behalf of the related employees, has been offset against the corresponding payable balance due to the employees in order to conform to the current year presentation of the balance sheet.

EXCHANGE RATE INFORMATION

     We derive a majority of our revenue and incur most of our expenses in Renminbi. In addition, we maintain our books and records in Renminbi and our financial statements are prepared and expressed in Renminbi. Solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars and vice versa at RMB7.29 = US$1.00, which is rounded from 7.2946, the noon buying rate in New York City on December 31, 2007. These translations should not be construed as representations that the Renminbi amounts could have been or could be converted into U.S. dollars at such rate or at all.

     The noon buying rates for Renminbi in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York were RMB6.8653 = US$1.00 on June 25, 2008.

     The following table sets forth information concerning the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the Renminbi, expressed in Renminbi per U.S. dollar, for the periods indicated:

                                                                         NOON BUYING RATE
                                              --------------------------------------------------------------------
PERIOD                                               AVERAGE (1)             HIGH                     LOW
------                                             --------------        -------------            -----------
                                                                   (RENMINBI PER U.S. DOLLAR)

2003.....................................             8.2772                 8.2800                  8.2765
2004.....................................             8.2768                 8.2774                  8.2764
2005.....................................             8.1826                 8.2765                  8.0702
2006.....................................             7.9723                 8.0702                  7.8041
2007.....................................             7.5806                 7.8127                  7.2946
2008
  January................................             7.2405                 7.2946                  7.1818
  February...............................             7.1644                 7.1973                  7.1100
  March..................................             7.0722                 7.1110                  7.0105
  April..................................             6.9997                 7.0185                  6.9840
  May....................................             6,9725                 7.0000                  6.9377
  June (through June 25).................             6.9057                 6.9633                  6.8653

----------
(1) The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

DIVIDENDS

     At a meeting of the directors held on April 23, 2008, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2007, which was approved at our annual general meeting of shareholders held on June 26, 2008. This proposed dividend has not been reflected as a dividend payable in the financial statements, but instead as equity attributable to equity holders of the Company.

     In accordance with our Articles of Association, dividends for our domestic shares will be paid in Renminbi while dividends for our H shares will be calculated in Renminbi and paid in Hong Kong dollars. The exchange rate was based on the average of the closing exchange rates for Renminbi to Hong Kong dollars as announced by the People's Bank of China during the calendar week preceding the date on which the dividend is to be distributed, which is July 25, 2008.

ITEM 3B. CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

ITEM 3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

ITEM 3D. RISK FACTORS

RISKS RELATING TO OUR BUSINESS

     WE FACE COMPETITION, WHICH MAY ADVERSELY AFFECT OUR BUSINESS GROWTH AND RESULTS OF OPERATIONS.

     Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou,

Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, speed, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We increasingly compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. In addition, as the PRC government has lifted certain restrictions and control over foreign investments in China following China's entry into the World Trade Organization, or the WTO, for example, by allowing foreign participation and investment in railway freight operations, we may lose our current status of sole railway service provider we currently enjoy in our service territory. Furthermore, the completion of the Wuhan-Guangzhou and the Guangzhou-Shenzhen-Hong Kong express railways, which are both under construction and are expected to be completed around 2010, may further increase the competition we face. Increased competition against us may adversely affect our revenues and results of operations. See "Item 4B. Business Overview--Competition" for additional information regarding our competition.

     ANY SIGNIFICANT DECREASE IN THE OVERALL LEVELS OF BUSINESS, INDUSTRIAL, MANUFACTURING AND TOURISM ACTIVITIES WITHIN THE PEARL RIVER DELTA REGION AND ELSEWHERE IN CHINA MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES AND RESULTS OF OPERATIONS.

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

     Our railroads are an integral part of the PRC national railway network. Our railroads connect with the Beijing-Guangzhou line in the north, the Shenzhen-Kowloon rail line in the south, the Guangzhou-Maoming rail line in the west, and the Guangzhou-Meizhou-Shantou rail line in the east, all of which are owned and operated by other operators. See "Item 4A. History and Development of the Company -- Service Territory" for additional information. Our train services use these other railroads to carry passengers and freight to locations outside of our service territory. The performance of our domestic long distance trains services and our Hong Kong Through Trains depends on the smooth operation of these railroads and our cooperation with the operators of these railroads. Any disruption in the operation of these railroads, or our cooperation with any one of these railroad operators for any reason, could have a material adverse effect on our business and results of operations.

     A CHANGE TO OUR PREFERENTIAL INCOME TAX STATUS AS A RESULT OF A CHANGE OF LAW COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

     Before January 1, 2008, as a company located in the Shenzhen Special Economic Zone, we had enjoyed a preferential income tax rate of 15%, rather than the 33% income tax rate then generally applicable to domestic companies in the PRC.

     On March 16, 2007, the National People's Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which has taken effect from January 1, 2008. According to the new EIT Law, the preferential income tax rate of 15% that is currently applicable to companies incorporated in Shenzhen (like us) and other special economic zones will be gradually phased out in five years beginning from January 1, 2008, and effective from January 1, 2012, the applicable tax rate applicable to us will become 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC with some minor exceptions. According to the Notice Regarding Implementation of Preferential Enterprise Income Tax in the Transition Period issued by the State Council, companies which used to enjoy a preferential tax rate of 15% will be subject to the following tax rate for the next 5 years from 2008 through 2012:

     -    18% for 2008;

     -    20% for 2009;

     -    22% for 2010;

     -    24% for 2011; and

     -    25% for 2012.

     The increase in our effective tax rate as a result of the above may adversely affect our operating results.

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

     WE HAVE VERY LIMITED INSURANCE COVERAGE.

     We do not maintain any insurance coverage against third party liabilities, except compulsory automobile liability insurance. In addition, we do not maintain any insurance coverage for most of our property, for business interruption or for environmental damage arising from accidents that occur in the course of our operations. As a result, we have to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our results of operations and financial condition.

     WE COULD INCUR SIGNIFICANT COSTS FOR VIOLATIONS OF APPLICABLE ENVIRONMENTAL LAWS AND REGULATIONS.

     Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. Environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. We may be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. As of December 31, 2007, we had not made any provision for such liabilities.

     TECHNOLOGICAL PROBLEMS ATTRIBUTABLE TO ACCIDENTS, HUMAN ERROR, SEVERE WEATHER OR NATURAL DISASTERS COULD AFFECT THE PERFORMANCE OR PERCEPTION OF OUR RAILWAY AND RESULT IN DECREASES IN CUSTOMERS AND REVENUES, UNEXPECTED EXPENSES AND LOSS OF MARKET SHARE.

     Our operations may be affected from time to time by equipment failures, delays, collisions and derailments attributable to accidents, human error or natural disasters, such as typhoons or floods.

     As our high-speed train service becomes technologically more complex, it may become more difficult for us to upkeep and repair our equipment and facilities as well as to maintain our service and safety standards. Furthermore, as we heavily rely on third parties for technical upgrades and support with regard to certain equipment and facilities, in case of any problems during our operation, our own staff may lack the technical expertise to identify and fix the problems in time. Moreover, the newly upgraded equipment may not be fully compatible with our existing operation system and may not meet our safety, security or other standards. The use of such equipment and facilities could result in malfunctions or defects in our services. In addition to potential technical complications, natural disasters could interrupt our rail services, thus leading to decreased revenues, increased maintenance and higher engineering costs.

     If we experience any equipment failures, delays, temporary cancellations of schedules, collisions and derailments, or any deterioration in the performance or quality of any of our services, it could result in personal injuries, damage of goods, customer claims of damages, customer refunds and loss of goodwill. These problems may lead to decreases in customers and revenues, damage to our reputation, unexpected expenses, loss of passengers and freight customers, incurrence of significant warranty and repair costs, diversion of our attention from our transportation service efforts or strained customer relations, any one of which could materially adversely affect our business. In January and February 2008, certain regions in southern China experienced extraordinary harsh winter weather, which caused equipment failures and delays and cancellations of some of our scheduled trains. As a result, during such period of freezing weather, our cost for repair of equipment increased and our revenues decreased. We cannot assure you that such events will not happen again in the future.

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

     THE REVENUES OR CHARGES SETTLED BY THE MOR FOR CERTAIN LONG DISTANCE PASSENGER TRAIN AND FREIGHT TRANSPORTATION BUSINESSES ARE FINALLY DETERMINED BY THE MOR.

     As described in "Item 7B Related Party Transactions" and Note 37 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by the MOR within the PRC, we work in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the MOR based on its systems. Although we can, to certain extent, calculate the revenues and charges settled by the MOR based on our own data and information, the amount of settlement is finally determined by the MOR.

     WE MAY ENCOUNTER DIFFICULTIES FOR COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002.

     The United States Securities and Exchange Commission, as required by
Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the Company's internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the Company's internal control over financial reporting. These requirements first applied partially to our annual report on Form 20-F for the fiscal year ended December 31, 2006 by requiring our management to provide a report regarding the assessment of the effectiveness of our internal control over financial reporting. Our management's assessment concluded that, as of December 31, 2006, we did not maintain effective internal control over financial reporting as a result of the two identified material weaknesses. See "Item 15. Controls and Procedures." Although we have successfully remediated the two identified material weaknesses identified in the year ended December 31, 2006 and have concluded that we maintained effective internal control over financial reporting for the year ended December 31, 2007, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002.

     Moreover, in future years, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed or operated, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our H shares and ADSs. In addition, we will continue to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

RISKS RELATING TO OUR ACQUISITION

     On November 15, 2004, we entered into an assets purchase agreement, or the Acquisition Agreement, with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets, or the Acquisition. In order to finance such Acquisition, on December 13, 2006, we issued 2,747,987,000 A shares which are now listed for trading on the Shanghai Stock Exchange and raised approximately RMB10.0 billion from the A Share Offering. On December 28, 2006, we paid RMB5.27 billion out of the proceeds raised from the A Share Offering to Yangcheng Railway Company. On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway came under our control. Accordingly, the Company considers January 1, 2007 as the effective date of the Acquisition for accounting purposes. We paid the remaining balance in the amount of RMB4.87 billion on June 29, 2007.

     The amount of the offering represents approximately 63.38% of our existing issued share capital and approximately 38.79% of our issued share capital as enlarged by the issuance of A shares. Upon completion of the A Share Offering, GRGC owned approximately 40.99% of our issued and outstanding common shares, all of which are A shares, while institutional and public shareholders owned approximately 59.01% of our issued and outstanding common shares, including A shares, H shares and ADSs. See "ITEM 5. Operating and Financial Review and Prospects -- Overview" for additional information.

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

     In addition, in order to ensure the success of the integration, we have restructured and adapted our management (including the restructuring of both management structure and managerial personnel) to reflect the expanded operations. However, we may fail to realize the cost savings, revenue enhancement and other benefits that we currently expect to result from the Acquisition and the integration and may cause material adverse short- and long-term effects on our operating results and financial conditions.

     The Company has recognized, on a preliminary basis, goodwill associated with such Acquisition amounting to approximately RMB281.3 million upon the acquisition date as at January 1, 2007. According to relevant accounting rules under IFRS, such goodwill is subject to annual impairment loss assessment. In case any assessment in the future indicates that there is impairment, a loss will be recognized.

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

     FLUCTUATION OF THE RENMINBI COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The value of the Renminbi fluctuates and is subject to changes in market conditions as well as China's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As of June 2008, this change in policy has resulted in a more than 18% appreciation of the Renminbi against the U.S. dollar ever since July 2005. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of Renminbi could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see "Item 3A. Selected Consolidated Financial and Other Data" and "ITEM 11. Quantitative and Qualitative Disclosures About Market Risk -- Currency Risks." We cannot assure you that any future movements in the exchange rate of Renminbi against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

     THE DIFFERENCES WITH RESPECT TO THE PRC LEGAL SYSTEM COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE TO YOU.

     As the PRC and the U.S. have different legal systems and the court decisions in China do not have binding force on subsequent cases, there are significant differences between the PRC legal system and the U.S. legal system. In addition, because the PRC Company Law is different in certain important aspects from company laws in Hong Kong, United States and other common law countries and regions and because the PRC securities laws are still at a relatively early stage of development and PRC laws and regulations dealing with business and economic matters are relatively new and still evolving, you may not enjoy shareholder protections to which you may be entitled in Hong Kong, the United States or other jurisdictions.

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

     Our H shares (share code: 0525) and American Depositary Shares, or ADSs (ticker symbol: GSH), were listed on the Stock Exchange of Hong Kong Limited, or the Hong Kong Exchange, and the New York Stock Exchange, Inc., or the NYSE, respectively, in May 1996. Our A shares (share code: 601333) were listed on the Shanghai Stock Exchange in December 2006. We are currently the only PRC railway enterprise with shares listed in Shanghai, Hong Kong and New York.

     We are mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi railway, which is 481.2 kilometers long, running vertically through Guangdong Province. The Guangzhou-Pingshi Railway is the Southern part of Beijing-Guangzhou Railway, which connects the Northern and Southern railways of China. The Guangzhou-Shenzhen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong, which is an important component of the transportation network of southern China, as well as the only railway channel linking Hong Kong with Mainland China. The Guangzhou-Shenzhen Railway is currently one of the most modern railways in the PRC, and with the completion of the Fourth Rail Line in 2007, the Guangzhou-Shenzhen Railway has become the first wholly fenced railway with four parallel lines in the PRC that allows passenger trains and freight trains to run on separate lines.

     Passenger transportation is our principal business. As of December 31, 2007, we operated 195 pairs of passenger trains in accordance with our daily train schedule, including 80 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen, 13 pairs of Hong Kong Through Trains and 102 pairs of long-distance passenger trains. With our efforts to promote the development of high-speed passenger trains, our domestically manufactured electric multiple units trains, or EMUs (also known as "Concords"), with a top speed of 200 kilometers per hour, transported most of our passengers between Guangzhou and Shenzhen beginning from 2007. One pair of EMUs between Guangzhou and Shenzhen is dispatched every 15 minutes on average during peak hours, as part of our "As-Frequent-As-Buses" Train Project, which we initially launched in 2001.

     Freight transportation is another important segment of our business. Our railways are closely linked with, and we have developed business partnerships with, neighbouring ports, logistic bases, building materials markets, large factories and mines. We are also well-equipped with various freight facilities and can efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo and oversized cargo. Our partnerships and facilities provide us with competitive advantages in transporting freight for medium to long distances in the PRC.

BACKGROUND, RESTRUCTURING AND ACQUISITION

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

     In 1979, the Guangshen Railway Company, our predecessor, in conjunction with KCR which has been merged into the MTR Corporation, or MTR, was engaged in the joint operation of Through Train passenger services between Guangzhou and Hong Kong.

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

     We were established as a joint stock limited company on March 6, 1996 following the Restructuring, which was carried out to reorganize the railroad assets and related businesses of Guangshen Railway Company and certain of its subsidiaries. As part of the Restructuring, 2,904,250,000 state legal person shares, par value RMB1.00 per share, of Guangshen Railway were issued to GRGC, a state-owned enterprise controlled by the MOR of the PRC.

     Since April 1, 1996, we have been able to set our own prices for our high-speed train services and charge a premium over average national prices for our other passenger and freight train services. See "Item 4B. Business Overview -- Regulatory Overview -- Pricing" for a more detailed description of our pricing scheme.

     We completed our initial public offering of class H ordinary shares, or H shares, and our American depositary shares, or ADSs, in May 1996. In that offering, we issued a total of 1,431,300,000 H shares, par value RMB1.00 per share. Our H shares are listed for trading on the Hong Kong Exchange and our American depositary shares, or ADSs, each representing 50 H shares, are listed for trading on the NYSE. Our H shares or ADSs may not be purchased or owned by domestic investors in the PRC. In December 2006, we completed the initial public offering of our A shares. Our A shares (stock code: 601333) are listed for trading on the Shanghai Stock Exchange. After the A Share Offering, approximately 41% of our issued and outstanding shares were owned by GRGC, while institutional and public shareholders own approximately 59% of our issued and outstanding common shares, including A shares, H shares and ADSs.

     GEDC, a state-owned enterprise established in the Restructuring in connection with the initial public offering of the H shares and ADSs, assumed the operations and assets of Guangshen Railway Company that were not transferred to us in the Restructuring, such as employee housing, hospitals, schools and public security, and has been providing related services to us on a contractual basis since the Restructuring.

     On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway came under our control as a result of the Acquisition. As a result, our operation expanded from a regional railway to a national trunk line network and our operating railway distance extended from 152 kilometers to
481.2 kilometers, running vertically through the entire Guangdong Province.

     In March 2006 and July 2007, we conducted organizational reforms to streamline our organization and improve efficiency. Through these reforms, we restructured, and reallocated the responsibilities of our administrative and functional departments and made the following departments the functional departments under the supervision of our general manager: the General Administrative Department, Finance Department, Human Resources Department, Transportation Administrative Department, Security Supervisory Department, Diversified Business Management Department and Audit Department. Our frontline production and operational departments were generally not affected by this organizational reform. In October

2007, we adjusted our overall railway transportation business units into 13 units.

SERVICE TERRITORY

     Our rail lines traverse the Pearl River Delta and also run vertically through Guangdong Province, an area which benefited early from the PRC economic reform policies that began in the late 1970s. Throughout the 1980s and early 1990s, the economy of the Pearl River Delta, fueled by foreign investments, grew rapidly. The Pearl River Delta is currently one of the most affluent and fastest growing areas in China.

     As of December 31, 2007, we had 49 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong (which we serve in conjunction with MTR). In addition to our Hong Kong passenger Through Train services in conjunction with the MTR, we also allow Hong Kong-bound freight trains to use our railroad.

     The Shenzhen-Guangzhou-Pingshi railroad is an integral component of the PRC national railway network, and provides nationwide access to passenger and freight traffic from southern China to other regions of mainland China as described below:

     Northbound. At Pingshi, our rail line connects with the Beijing-Guangzhou line, which is one of the major trunk lines linking southern China with Beijing and northern China. Another trunk line connecting northern and southern China, the Beijing-Hong Kong rail line, includes the section of our line from Dongguan to Shenzhen.

     Southbound. Our line connects at Shenzhen with the rail line owned by the MTR that runs to Kowloon, Hong Kong.

     Westbound. Our line connects with the Guangzhou-Maoming rail line operated by Sanmao Railway Company, a company in which GRGC holds a 49.12% equity interest, that runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China.

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

     At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen--Shekou, Chiwan and Mawan -- and the other, Pingyan Railway, serves Yantian port, an international deepwater port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

ITEM 4B. BUSINESS OVERVIEW

BUSINESS OPERATIONS

     Our principal businesses are railroad passenger and freight transportation and railway network usage and service, which collectively generated 93.4% of our total revenues in 2007.

     On January 1, 2007, we acquired the railway transportation business of Guangzhou-Pingshi Railway. The Acquisition was financed with the proceeds from the A Share Offering. The acquired business has contributed approximately RMB 5,993.2 million to our revenues and RMB 900.3 million to our net profit for the year ended December 31, 2007.

     On April 18, 2007, after the national railway system of China implemented its sixth large-scale railway speed-up project of the national railway system, we commenced operation of the Fourth Rail Line between Guangzhou and Shenzhen. The Guangzhou-Shenzhen Railway is the first wholly fenced four-line railway in China that enables passenger trains and freight trains to run on separate lines. The start-up of the Fourth Rail Line has enhanced our transportation capacity.

     In 2007, we also put our domestically manufactured high-speed electric train sets into operation, which has been popular with our passengers. In addition, we continued to implement our "As-Frequent-As-Buses" Train Project and improved our passenger service equipment. We have also focused on improving our corporate governance and safety procedures.

     In 2007, our total revenues were RMB10,508.5 million, representing an increase of 192.4% from RMB3,594.5 million in 2006. Our revenues from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses were RMB5,833.5 million, RMB1,326.5 million, RMB2,659.5 and RMB689.0 million, respectively, accounting for 55.5%, 12.6%, 25.3% and 6.6%, respectively, of our total revenues in 2007. Our profit attributable to shareholders was RMB1,431.4 million, representing an increase of 85.5% from RMB771.5 million in 2006. The revenue from our other businesses was RMB689.0 million, representing an increase of 435.8% from RMB128.6 million in 2006.

     The table below summarizes our railroad transportation revenues and traffic volume in each of the five years ended December 31, 2003, 2004, 2005, 2006 and 2007.

                                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------------------
                                                         2003         2004          2005         2006          2007
                                                         ----         ----          ----         ----          ----
PASSENGER TRANSPORTATION
Total passenger revenues (RMB millions).....         1,637.45     2,076.27      2,253.34     2,608.84      5,833.54
Total passengers (millions)(1)..............            26.14        31.56         33.00        35.98         73.05
Revenues per passenger (RMB)(2).............            62.64        65.79         68.28        72.51         79.86
Total passenger-kilometers (millions).......         3,295.50     4,200.20      4,539.10      4,842.7      26,278.2
Revenues per passenger-kilometer (RMB)(3)...             0.50         0.49          0.50         0.54          0.22
FREIGHT TRANSPORTATION
Total freight revenues (RMB millions).......           526.38       611.81        540.34       565.56      1,326.45

                                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------------------
                                                         2003         2004          2005         2006          2007
                                                         ----         ----          ----         ----          ----
Total freight tonnes (millions).............            27.58        34.20         31.89        30.71         71.01
Revenues per tonne (RMB)(4).................            19.08        17.89         16.94        18.42         18.68
Total tonne-kilometers (millions)...........         1,978.90     2,489.50      2,294.80      2,276.3      15,306.9
Revenues per tonne-kilometer (RMB)(5).......             0.27         0.25          0.24         0.25          0.09
RAILWAY NETWORK USAGE AND SERVICE(RMB                  152.75       183.40        305.79       291.49      2,659.53
millions)(6)...............................

----------
(1) Prior to 2006, we recorded the aggregate of the passengers arriving at and departing from our railway stations as total passengers. Beginning from the year ended December 31, 2006, we began recording only those passengers departing from our railway stations as total passengers. To conform to the current year presentation, we have adjusted the numbers of total passengers for each of the years ended December 31, 2003, 2004 and 2005 to only include passengers departing from our railway stations.
(2) Revenues per passenger is calculated by dividing total passenger revenue by total passengers. Management believes that revenues per passenger is a useful measure for assessing the revenue levels of our passenger transportation business.
(3) Revenues per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenues per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business.
(4) Revenues per tonne is calculated by dividing total freight revenue by total freight tonnes. Management believes that revenues per tonne is a useful measure for assessing the revenue levels of our freight transportation business.
(5) Revenues per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenues per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.
(6) Since our revenue from railway network usage and service was insignificant before the acquisition of the railway transportation business of Guangzhou-Pingshi Railway in 2007, we recorded such revenues into the revenues from passenger and freight transportation in previous years. Upon the acquisition of the railway transportation business of Guangzhou-Pingshi Railway, our revenues from railway network usage and service have become material. Our management decided to record the revenue from railway network usage and service separately since the year ended December 31, 2007. To conform to the current year presentation, we have adjusted the revenues of each of the years ended December 31, 2003, 2004, 2005 and 2006.

PASSENGER TRANSPORTATION

     Passenger transportation is our largest business segment, and accounted for 55.5% of our total revenues, and 59.4% of our railroad transportation revenues, in 2007. Our passenger train services can be categorized as follows:

     -    intercity high-speed express trains between Guangzhou and Shenzhen;

     -    Hong Kong Through Trains between Hong Kong and Guangzhou; and

     -    domestic long-distance trains.

     As of December 31, 2007, we operated 195 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing an increase of 72 pairs from 123 pairs as of December 31, 2006, of which:

     - 80 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen, representing an increase of 13 pairs;

     - 13 pairs were Hong Kong Through Trains; (including 11 pairs of Hong Kong Through Trains, one pair of through train between Zhaoqing and Kowloon, and one through train that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line); and

     - 102 pairs were domestic long-distance passenger trains (including fourteen pairs of long-distance passenger trains operated by us between Shenzhen and Yueyang, between Shenzhen and Shanghai, between Shenzhen and Shaoguan, between Guangzhou and Chongqing, between Guangzhou and Wanzhou, between Guangzhou and Liuzhou, between Guangzhou and Wuchang, between Guangzhou and Xi'an, between Guangzhou and Changsha, between Guangzhou and Lhasa, between Sanya and Beijing and between Sanya and Shanghai, two pairs of long-distance passenger trains between Shenzhen and Beijing, and 88 pairs of domestic long-distance trains, operated by other operators but originating or terminating on, or passing through, our Guangzhou-Shenzhen railroad), representing an increase of 61 pairs from 41 pairs as of December 31, 2006.

     The table below sets out passenger revenues and volumes for our Hong Kong Through Trains and domestic trains in each of 2005, 2006 and 2007:

                                       PASSENGER REVENUES           PASSENGER VOLUME         REVENUE PER PASSENGER
                                    -------------------------     ---------------------     ----------------------
                                       2005     2006     2007     2005     2006    2007     2005     2006     2007
                                       ----     ----     ----     ----     ----    ----     ----     ----     ----
                                           (RMB MILLIONS)               (MILLIONS)              (RMB MILLIONS)
Guangzhou-Shenzhen Trains...........1,219.8  1,341.7  1,494.2     21.5     22.2    24.7     56.7     60.3     60.5
Hong Kong Through Trains............  457.7    454.2    430.5      3.1      3.2     3.2    149.3    141.9    134.5
Long-distance Trains ...............  575.8    812.9  3,908.8     10.0     10.5    45.1     34.1     77.4     86.7
Combined passenger operations.......2,253.3  2,608.8  5,833.5     34.6     35.9    73.0     51.2     72.7     79.9

     Guangzhou-Shenzhen Trains. In 2007, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed most to our railroad passenger transportation revenues. In 2007, we did not operate any regular speed inter-city train between Guangzhou and Shenzhen. As of December 31, 2007, we operated, on average, a total of 80 pairs of EMU high-speed passenger trains between Guangzhou and Shenzhen daily. Such EMU high-speed trains are capable of running at about 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 11.2 % from 22.2 million in 2006 to
24.7 million in 2007. The revenues from our Guangzhou-Shenzhen trains increased by 11.4% from RMB1,341.7 million in 2006 to RMB1,494.2 million in 2007. The increase in business volume of Guangzhou-Shenzhen trains was primarily due to:
(1) the commencement of mass operation on April 18, 2007 of EMUs in the wake of the sixth large-scale railway speed-up project of the national railway system and the completion and commencement of operation of the Fourth Rail Line, which significantly increased the frequency and transportation capacity, and improved the efficiency and comfort, of our trains; (2) the overhaul of the Xintang-Shigu section of the southbound Guangzhou-Shenzhen expressway, which diverted part of the bus passengers to our trains; (3) the strong economic growth in the Pearl River Delta, which resulted in the upward flows of business persons, tourists and workers; (4) the vigorous optimization of transportation organization, the increase in the frequency of trains and the introduction of IC Card Ticketing System for the convenience of passengers; (5) the improvement of the metro systems in Guangzhou and Shenzhen, which boosted the railway passenger volume and (6) the promotion of our passenger transportation service, enhancement in service quality and the improvement of boarding environment for passengers.

     Hong Kong Through Trains. We currently operate jointly with the MTR, 11 pairs of high-speed Hong Kong Through Trains between Hong Kong and Guangzhou. We provide the trains and personnel for eight pairs of these train services, while MTR provides for three pairs. The Hong Kong Through Train services beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai are provided by GRGC and Shanghai Railway Administration. Revenues from these Hong Kong Through Trains on the Guangzhou-Hong Kong section are shared between MTR and us, in proportion to our track mileage for the Through Train services, with 81.2% accruing to us and 18.8% to MTR. In addition, we share all related costs with MTR at the same rate for the Through Train services.

     Most of the passengers taking our Hong Kong Through Trains are from Hong Kong, Macau, Taiwan and foreign countries, and many are business travelers. As the prices for our Hong Kong Through Train services are higher than the prices we charge for our domestic train services, these Hong Kong Through Train services produce higher per-passenger revenues than our other passenger train services.

     In 2007, the volume of passengers who traveled on the Hong Kong Through Trains decreased by 0.5% from 3.207 million in 2006 to 3.192 million in 2007. The decrease was mainly due to (1) the construction of the Fourth Rail Line between January and April 2007, which affected the operation of Hong Kong Through Trains; and (2) the improvements in the operating efficiency and service quality of other Guangzhou-Shenzhen trains, which attracted some of our Hong Kong Through Train passengers.

     Domestic Long-distance Trains. As of December 31, 2007, we operated on a daily basis 102 pairs of domestic long-distance passenger trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shanxi, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Shandong provinces, Chongqing, Shanghai, Beijing, Tianjin, Guangxi Autonomous Region and Tibet Autonomous Region. In 2007, the number of passengers traveling on our long-distance trains was 45.1 million, representing an increase of 328.8 % from 10.5 million in 2006. The increase in business volume of the long-distance trains was mainly due to: (1) the incorporation of the long-distance transportation business of the Guangzhou-Pingshi Railway; and (2) the continuing increase in the number of business travelers and workers from the mainland as a result of the continuous and rapid economic growth in the Pearl River Delta.

     MAJOR STATIONS. The following are the major train stations owned and operated by us as of December 31, 2007:

     Guangzhou East Station. Our Guangzhou East Station services our train services between Guangzhou and Shenzhen and between Guangzhou and Hong Kong and provides a hub for long-distance trains to different locations within China. Our Guangzhou East Station is connected to Lines 1 and 3 of the Guangzhou municipal subway. As of December 31, 2007, the Guangzhou East Station handled on a daily basis 12 pairs of Hong Kong Through Trains, 80 pairs of Guangzhou-Shenzhen trains, 15 pairs of long-distance passenger trains between the Guangzhou East Station and other locations in China, including Beijing, Shanghai, Jiujiang, Shantou, Hefei, Taiyuan, Nanchang, Yingtan, Harbin, Yichang, Hankou, Qingdao, Shenyang, Xiamen and Wuchang, and 5 pairs of passenger trains passing through the Guangzhou East Station. In 2007, the number of passengers traveling from Guangdong East Station was 15.4 million.

     Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Kowloon and Zhaoqing. As of December 31, 2007, this station handled on a daily basis the transfer service for seven pairs of domestic long-distance passenger trains, 44.5 pairs of Guangzhou-Shenzhen high-speed passenger trains and 10 pairs of Hong Kong Through Trains. In 2007, the number of passengers traveling from Dongguan Station was
3.0 million.

     Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line and connected to Line 1 of Shenzhen's subway system. In 2002, we introduced China's first computerized ticket hall in our Shenzhen Station. As of December 31, 2007, our Shenzhen Station handled on a daily basis 80 pairs of Guangzhou-Shenzhen passenger trains (including seven backup pairs) and 20 pairs of domestic long-distance passenger trains between Shenzhen and other locations in China, including Beijing, Changsha, Shaoguan, Wuchang, Meizhou, Shantou, Maoming East, Zhengzhou, Fuzhou, Hankou, Shenyang, Huaihua, Jiujiang, Yueyang, Guilin, Ji'an, Shanghai and Taizhou. In 2007, the number of passengers traveling from Shenzhen Station was 16 million.

     Shaoguan Station. Our Shaoguan Station is an important transportation hub in the north part of Guangdong Province, which handles both passengers and freight transportation. In the year ended December 31, 2007, our Shaoguan Station handled on a daily basis 63 pairs of passenger trains, including three pairs which originally depart from and ultimately arrive at our Shaoguan Station. In 2007, the number of passengers traveling from Shaoguan Station was
3.4 million.

     Guangzhou Station. Guangzhou Station is the largest passenger station in South China and is connected with the Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway and Guangmeishan Railway. Our Guangzhou Station is also indirectly connected with the Beijing-Kowloon Railway via the Guangzhou-Shenzhen Railway. In the year ended December 31, 2007, our Guangzhou Station handled on a daily basis 108 pairs of passenger trains and
177.5 pairs during the Chinese New Year holiday period. In 2007, the number of passengers traveling from Guangzhou Station was 28.7 million. During the Chinese New Year holiday period, the number of daily passengers traveling from our Guangzhou Station exceeded 190,000.

FREIGHT TRANSPORTATION

     Revenue from our freight transportation accounted for 12.6% of our total revenues and 13.5% of our railroad transportation revenues in 2007. Our principal market for freight is domestic long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

     The majority of the freight we transport is high-volume, medium- to long-distance freight received from and/or transferred to other rail lines. Only a small percentage of the freight we transport both originates and terminates in the Guangzhou-Pingshi-Shenzhen corridor. We classify our freight business into three categories:

     - inbound freight, which is primarily freight unloaded at freight stations and spur lines connected to ports on our rail line or in Hong Kong;

     - outbound freight, which is primarily freight bound for other regions in Mainland China as well as foreign countries loaded at our train stations and spur lines connected to ports on our rail line or in Hong Kong; and

     - pass-through freight, which refers to freight that travels on our rail line, but which does not originate from or terminate at our rail line.

     The total tonnage of freight we transported in 2007 was 71.0 million tonnes, representing an increase of 131.2% from 30.7 million tonnes in 2006. Revenues from freight transportation business in 2007 were RMB1,326.5 million, representing an increase of 134.5% from RMB565.6 million in 2006. This increase is primarily due to the consolidation of the business of the Guangzhou-Pingshi Railway. Our outbound freight revenues increased by 7.9 % in 2007 and our inbound and pass-through freight revenues increased by 223.2% in 2007.

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

     The following table shows the composition of our freight volume by percentage for the three years ended December 31, 2005, 2006 and 2007 (based on tonnes transported):

                                            OUTBOUND FREIGHT                  INBOUND (AND PASS-THROUGH) FREIGHT
                                    ---------------------------------         ----------------------------------
                                    2005           2006         2007          2005           2006          2007
                                    ----           ----         ----          ----           ----          ----
                                    AS A PERCENTAGE OF TOTAL OUTBOUND          AS A PERCENTAGE OF TOTAL INBOUND
                                                 FREIGHT                          (AND PASS-THROUGH) FREIGHT
Construction materials.......       24.4%          21.8%        44.9%         37.8%          42.8%         36.5%
Energy products..............       50.6%          53.2%        27.3%         10.9%           8.4%         24.7%
Food products................        3.0%           2.8%         2.8%         19.9%          18.7%         14.9%
Chemicals....................        3.5%           4.2%         3.2%          9.9%          12.4%          9.3%
Manufactured goods...........        1.5%           1.2%         2.1%          3.1%           2.8%          1.3%
Containers...................       11.4%          11.9%        13.2%         10.1%          11.1%          9.6%
Other goods..................        5.6%           4.9%         6.5%          8.3%           3.8%          3.7%
                                    ----           ----         ----          ----           ----          ----
Total........................        100%           100%         100%          100%           100%          100%
                                    ====           ====         ====          ====           ====          ====

RAILWAY NETWORK USAGE AND SERVICE BUSINESS

     Revenue from our railway network usage and service accounted for 25.3% of our total revenues and 27.1% of our railroad transportation revenues in 2007. Railway network usage and services mainly include the locomotive traction, track usage, electric catenaries (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services. In 2007, our revenue from railway network usage and services was RMB2,659.5 million, representing an increase of 812.4% from RMB291.5 million in 2006. The rapid increase was mainly due to the acquisition of the railway transportation business of Guangzhou-Pingshi Railway at the beginning of 2007.

     The following table shows the composition of our revenues from railway network usage and services for the three years ended December 31, 2005, 2006 and 2007:

                                        2005                 2006               2007
                                        ----                 ----               ----
                                                        (RMB MILLIONS)
Locomotive traction........              8.0                  4.0            1,155.3
Track usage ................           150.4                154.8              919.7
Electric catenary...........            16.3                 24.0              211.2
Vehicle coupling ...........            52.2                 46.5              216.6
Other services..............            79.0                 62.2              156.7
                                       -----                -----            -------
  Total.....................           305.8                291.5            2,659.5
                                       =====                =====            =======

OTHER BUSINESSES

     We engage in other businesses principally related to our railroad transportation business. Revenue from our other businesses accounted for 6.6% of our total revenues in 2007. Our other businesses include:

     - repair and maintenance services (mainly for repair of locomotives), which we began to provide as a result of the acquisition of the railway transportation business of the Guangzhou-Pingshi Railway;

     - sales of food, beverages, newspapers, magazines and other merchandise aboard our trains and in our stations;

     - services in our stations, including operating restaurants, operating a travel agency and a hotel in our Shenzhen Station and leasing space to independent retailers; and

     - other businesses, including the services relating to warehousing, loading and discharging, providing advertising boards in our stations for commercial advertising and railroad-related construction.

     Revenues from our other businesses in 2007 were RMB689.0 million, representing an increase of 435.8% from RMB128.6 million in 2006. The substantial increase in revenues from other businesses was due to the acquisition of the railway transportation business of Guangzhou-Pingshi Railway.

     The table below sets out the revenues for our other businesses, by categories of activity, in each of 2005, 2006 and 2007:

                                                                                 AS A PERCENTAGE OF TOTAL REVENUES
                                                          REVENUES                     FROM OTHER BUSINESSES
                                             -------------------------------     ---------------------------------
                                              2005         2006         2007        2005         2006        2007
                                              ----         ----         ----        ----         ----        ----
                                                      (RMB MILLIONS)
Repair and maintenance service.........         --           --        255.2          --          --        37.0%
On-board and station sales.............       29.2         33.8         65.0        16.5%       26.3%        9.4%
Station services.......................       39.4         29.8          5.3        22.1%       23.2%        0.8%
Other businesses.......................      108.9         64.9        363.5        61.4%       50.5%       52.8%
                                             -----        -----                     ----        ----        ----
  Total................................      177.5        128.6        689.0         100%        100%        100%
                                             =====        =====        =====        ====        ====        ====

----------

SEASONALITY OF OUR RAILWAY TRANSPORTATION BUSINESS

     There is some seasonality in our businesses. The first quarter of each year typically contributes the highest portion of our annual revenues, mainly because it coincides with the Spring Festival holidays (Chinese New Year holidays) when Chinese people customarily travel from all over the country back to their hometowns. In addition, the New Year holidays, the Labor Day holidays, summer holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand.

SALES

PASSENGER TRANSPORTATION

     Our passenger tickets are currently sold primarily at ticket counters located in our train stations. Additionally, our tickets are sold in Hong Kong and major cities in the Guangdong Province through ticket agents, travel agents and hotels, at our usual prices plus nominal commissions. Substantially all of our tickets are sold in cash.

     Hong Kong Through Train tickets are sold in Guangdong Province through our own ticket outlets, as well as through various hotels and travel agents. In Hong Kong, these tickets are sold exclusively by the MTR. As MTR's sales network for these tickets is relatively limited, MTR has engaged the China Travel Service (HK) Ltd., or CTS, as the primary agent for such sales on a non-exclusive basis. In 2003, we established an online ticket sales system with MTR for the Hong Kong Through Trains.

     In 2005, we initiated passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and in 2006, we succeeded in introducing the IC Card Ticketing System.

     The current settlement method stipulated by the MOR for passenger transportation provides that all revenues from passenger train services (including revenues generated from luggage and parcel services) are considered passenger transportation revenues and belong to the railway administration that operates that train. The railway administration in turn pays other railway administrations the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway administrations operating the long-distance train services are required to pay us the following fees: (1) the portion of the revenues from the sale of tickets that are higher than the PRC national railway standards due to our special pricing standards; and (2) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenues from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See "Item 4B. Business Overview -- Regulatory Overview -- Pricing"

FREIGHT TRANSPORTATION

     Generally, we collect payment for our freight service directly from our customers. For inbound freight, we collect transportation fees incurred on our line from the receiving party prior to the release of the freight. For outbound freight, we collect the total transportation fees from the dispatching party, retain the portion allocated to us and remit the remainder to the other railroad operators on a monthly basis either directly or through a national settlement procedure administered by the MOR. These collection procedures also apply to freight transported to or from Hong Kong. Substantially all payments for inbound and outbound freight are settled in cash.

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

COMPETITION

     We are the sole railway service provider on the Shenzhen-Guangzhou-Pingshi corridor; therefore, we do not face any direct competition from other railway service providers within our service territory. However, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area, where our railroad connects with the Beijing-Guangzhou Line, and in the Dongguan area, where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We also face competition from the providers of a variety of other means of transportation within our service territory.

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

     With respect to freight transportation, we face increasing competition from truck transportation in the medium- and short-distance freight transportation market as the expressway and highway networks in our service region and neighboring areas have increasingly improved. By comparison, in the long-distance freight transportation market, especially in the areas where water transportation is not well developed, we offer many advantages compared to truck transportation due to the higher cost of truck transportation, susceptibility of truck transportation to traffic conditions and a scarcity of heavy duty trucks. Our freight transportation also competes with water transportation as the waterway networks have increasingly improved. Supported by its more extensive network, railway freight transportation is more competitive in terms of speed and safety compared to water transportation, especially in those areas that are far from coasts and main waterways. As air freight is very expensive and attracts a different group of customers, we do not consider that our freight transportation services face significant competition from air freight. In China, a significant portion of the bulky freight with low added-value is still transported by railroad.

EQUIPMENT, TRACKS AND MAINTENANCE

     As of December 31, 2007, we owned 30 high-speed diesel locomotives, 56 regular-speed passenger diesel locomotives, 55 freight diesel locomotives, 50 shunting locomotives, 113 high-speed electric passenger train, one X-2000 high-speed EMU, 449 high-speed passenger coaches, 953 regular-speed passenger coaches and seven trial locomotives. In addition, we currently own 13 high-speed Bombardier EMUs (also known as "Concords").

     The freight cars we use are all leased from the MOR, to which we pay uniform rental fees and depreciation fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2005, 2006 and 2007 were approximately RMB50.8 million, RMB40.8 million and RMB156.6 million, respectively.

     From September 2000, we began to lease eight "Blue Arrow" high-speed electric train-sets from Guangzhou Zhongche to facilitate the development of our "As-Frequent-As-Buses" Train Project. We paid the lessor RMB99.6 million, RMB106.6 million and RMB53.3 million, in 2005, 2006 and 2007, respectively, under the lease. Given that it was anticipated that the EMUs would be delivered to us at later times in 2007, we renewed the lease agreement for another year with Guangzhou Zhongche on June 22, 2006. The term of renewal is 12 months and the rent is settled monthly. All of these lease agreements have expired between June 2007 and December 2007 and we did not extend the term of these lease agreements.

     From April 2007, we started the operation of the EMUs. Each EMU has the top speed of 200 kilometers per hour and we believe that the introduction of EMUs has strengthened our capability to deliver safety, speed, comfort and quality in our transport services and increased our efficiency and competitiveness.

     Our repair and maintenance facilities, including our Guangzhou passenger vehicle maintenance facility, Shipai passenger vehicle maintenance facility and Guangzhou North vehicle maintenance facility, provide services for general maintenance and routine repairs on our coaches and locomotives. Major repairs and overhauls are performed by manufacturers or qualified railway administrations or plants. The repair and maintenance services for the EMUs are provided by our Guangzhou East Concord operation department.

     We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last nine years, and are maintained and upgraded on an ongoing basis as required In 2005, we replaced 23,203 pieces of various types of ties, 2.45 kilometers of high-speed wire rod rail, 566 pieces of mainline rails and receiving and dispatching rail, 344 sets of receiving and dispatching center switches and 1.56 kilometers of signal cable. In addition, we also screened certain ballast beds. In 2006 and early 2007, as part of our Fourth Rail Line construction, we made improvements to 24.6 kilometers of railroad.

     On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway came under our control. As a result of this Acquisition, our operation has expanded from a regional railway to a national trunk line network. Our operating railway distance has been extended from 152 kilometers to 481.2 kilometers, running vertically through the entire Guangdong Province. In addition, the expansion of our operation scale and scope of passenger and freight services as described above will allow us to benefit from greater economics of scale in our operations.

     In 2007, we completed the construction of the Fourth Rail Line. The Fourth Rail Line allows high-speed passenger trains and other passenger and freight trains to run on separate lines, thus improving the transportation capacity of high-speed passenger trains, domestic long-distance trains and freight trains.

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

     We lease a portion of the locomotives and rolling stock that are used in our transportation operations from GRGC and its subsidiaries, which also provide services for these locomotives and rolling stock under contracts which stipulate fees based on a cost plus profit formula. The profit portion is fixed for a 10-year term of the relevant contract at 8% of costs. Costs include all actual costs related to providing and servicing the locomotives and rolling stock. Because such costs are affected by inflation, we are subject to inflationary risks in connection with our payment obligations under these contracts. GRGC and some of its subsidiaries, such as Guangmeishan Railway Company, have similar agreements with us to provide services and assistance with respect to our railroad operations. In addition, GRGC was the project manager of the construction of the Fourth Rail Line. GEDC provides public security and housing for our employees and their families under a contract and in exchange for fee payments. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us as contemplated under the contractual arrangements made upon our Restructuring.

     Under the Rules Governing the Listing of Securities on the Hong Kong Exchange, or the HKSE Listing Rules, transactions between us and our connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders' approval unless otherwise waived by the Hong Kong Exchange. Our independent non-executive directors review and certify annually that these contracts are entered into on normal commercial terms that are fair and reasonable to us. The above transactions are exempted from the strict compliance of the requirements under the HKSE Listing Rules in relation to connected transactions, subject to certain conditions set forth in the waiver letter issued by the Hong Kong Exchange. On January 13, 2006, we entered into a provisional comprehensive services agreement with GRGC, or the GRGC Provisional comprehensive services agreement, and a comprehensive services agreement with GEDC, or the GEDC comprehensive services agreement, both of which became effective on March 3, 2006 after being approved at our shareholders' general meeting. On April 19, 2007, we and GEDC entered into a supplemental agreement to the GEDC comprehensive services agreement that shortened the term of the GEDC comprehensive services agreement to December 31, 2007 and increased the annual cap on related party transactions from RMB76.4 million to RMB139.7 million. On December 27, 2007, the annual cap for the services provided by Yangcheng Railway Company in the year ended December 31, 2007 was approved by our independent shareholders at the second extraordinary shareholders' general meeting to be increased from RMB260 million to RMB389 million. Meanwhile, the second extraordinary shareholders' general meeting also approved the new comprehensive service agreements that we entered with GRGC, GEDC and Yangcheng Railway Company on November 5, 2007 and the annual caps for the related-party transactions between us and each of GRGC, GEDC and Yangcheng Railway Company for the years ended December 31, 2008, 2009 and 2010.

     In 2007, the total amount of the payments we made to GRGC and its subsidiaries accounted for 12.2% of our railroad business operating costs for the year. In addition, project management fee of RMB9.3 million was paid to GRGC for managing the construction of the Fourth Rail Line. See "Item 7B. Related Party Transactions."

     The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2006 and 2007, we paid approximately RMB130.7 million and RMB402.6 million, respectively, in electricity charges.

     In 2007, the PRC National Audit Office, or the NAO, conducted an audit of the railway bureaus and railway companies under the control of the MOR, including GRGC, our largest shareholder, and certain railway construction projects, including our construction of the Fourth Rail Line. In addition, as part of its audit of GRGC, the NAO also conducted an audit of our Company, which mainly focuses on our business transactions with GRGC. The NAO has completed the audit of GRGC and our construction of the Fourth Rail Line. Such audit did not result in material adverse effect on the business of our Company.

     Our five largest customers accounted for less than 30% of our revenue and our five largest suppliers of raw materials accounted for less than 30% of our purchases in 2007.

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

     Prior to March 18, 2005, the MOR divided the national railway system into 15 regions, each overseen and operated by a separate railway administration, or group companies. Ten of these 15 administrations were further subdivided on a geographical basis into 41 railway sub-administrations, or general companies. On March 18, 2005, the MOR issued a notice, pursuant to which all general companies were dissolved and three new group companies were established. As a result, the number of group companies increased to 18. Group companies are directly responsible for passenger and freight transportation as well as the coordination and supervision of operations carried out by train stations.

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

     Since March 1996, the MOR and GRGC have provided us with substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet passenger demand. On October 21, 2001, we successfully launched our "As-Frequent-As-Buses" Train Project, which provides intercity express train services. As of December 31, 2007, the total number of intercity express trains running daily between Guangzhou and Shenzhen was 80 pairs. We currently have 102 pairs of long-distance trains and 13 pairs of Hong Kong Through Trains.

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

     Pursuant to relevant approvals from the MOR and other relevant PRC government authorities, we have some discretion to adjust and determine our service price. With respect to our freight transportation services within our own lines, we may set our prices within a range between 50% and 150% of national price levels. With respect to our passenger transportation services, we may set the prices for our regular speed Guangzhou-Shenzhen trains within a range between 25% and 225% of national price levels, and may freely determine the prices for our high-speed express trains between Guangzhou and Shenzhen. In addition, we set the prices for our Hong Kong Through Trains in consultation with MTR, our business partner and the prices for our Hong Kong Through Trains are higher than the prices we charge for our domestic train services.

ENVIRONMENTAL PROTECTION

     We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have six wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2007, our environmental protection-related expenses were approximately RMB3.6 million as compared to RMB1.1 million in 2006.

INSURANCE

     Pursuant to applicable PRC regulations, we are liable for the compensation to passengers for bodily injury arising from accidents up to the limit of RMB150,000/person and RMB2,000 for lost baggage and/or carry-on parcels. With respect to loss of or damage to baggage, parcels and freight, our customers may elect to purchase insurance administered by the MOR for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB15 for each kilogram of damaged or lost baggage and/or parcels. Similarly, freight transport customers who elect not to purchase insurance may recover up to RMB100 for each tonne of damaged or lost freight if insured by weight or RMB 2,000 for each package if insured by package.

     We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will have to cover losses and damages out of our own pockets. See "Item 3D. Risk Factor -- Risks Relating to Our Business -- We have very limited insurance coverage".

     All the full-time employees are entitled to pension payments from a statutory pension scheme equal to their basic salaries payable upon their retirement until their death. Pursuant to the applicable PRC laws and regulations, contributions to the basic life insurance for our local employees are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is paid by us and the remainder 8% is paid by the employee. The government agency is responsible for the pension liabilities due to such employee upon their retirement. In addition, we have taken out work-related personal injury insurance policies and child-bearing insurance for our employees.

ITEM 4C. ORGANIZATIONAL STRUCTURE

     The following table lists the significant subsidiaries of Guangshen Railway Company Limited as of December 31, 2007:

                                                                   COUNTRY OF       PERCENTAGE OF INTEREST
                           NAME                                   INCORPORATION    HELD BY GUANGSHEN RAILWAY
--------------------------------------------------------------    -------------    -------------------------

DIRECTLY HELD BY THE COMPANY

Guangzhou East Station Dongqun Trade and Commerce Service             PRC                   100%
 Company
Shenzhen Fu Yuan Enterprise Development Company                       PRC                   100%
Shenzhen Guangshen Railway Travel Service Ltd.                        PRC                   100%
Shenzhen Jing Ming Industrial & Commercial Company Limited            PRC                   100%
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and             PRC                    55%
 Unloading Company
Dongguan Changsheng Enterprise Company                                PRC                    51%
Shenzhen Railway Station Passenger Services Company Limited           PRC                   100%
Guangzhou Tielian Economy Development Company Limited                 PRC                  50.50%

INDIRECTLY HELD BY THE COMPANY(1)

Shenzhen Nantie Construction Supervision Company                      PRC                   100%
Shenzhen Guangshen Railway Economic and Trade Enterprise              PRC                   100%
 Company
Shenzhen Railway Property Management Company Limited                  PRC                   100%

----------

(1) In 2007, we liquidated Shenzhen Yuezheng Enterprise Company Limited and Shenzhen Road Multi-modal Transportation Company Limited, which used to be our indirect wholly owned subsidiaries, and we recorded a disposal loss of RMB 897,000 and RMB 166,000, respectively.

ITEM 4D. PROPERTY, PLANT AND EQUIPMENT

     We occupy a total area of approximately 39.8 million square meters, among which, we own the land use right of approximately 11.8 million square meters on which our buildings and facilities of Guangzhou-Shenzhen railway are located, and we lease approximately 28.0 million square meters from GRGC for the Guangzhou-Pingshi Railway.

     With respect to the land for which we hold the land use rights, the terms range from 36.5 to 50 years, terminating between 2031 and 2055. Pursuant to relevant PRC regulations currently in effect, these land use rights are renewable at the end of their terms upon execution of relevant documentation and payment of applicable fees. With respect to the land leased from GRGC, the term is 20 years, terminating in 2027.

     As of December 31, 2007, land use right certificates, or Land Certificates, of certain parcels of land of the Company with an aggregate area of approximately 1,540,424 square meters had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal obstacle for the Company to apply for and obtain the Land Certificates and it should not lead to any material adverse impact on the operations of the Company. The Company is in the process of applying for these certificates. Accordingly, no provision for impairment was considered necessary.

     In addition, as of December 31, 2007, ownership certificates of certain buildings, or Building Ownership Certificates, of the Company with an aggregate area of approximately 305,364 square meters had not been obtained by the Company. After consultation with the Company's legal counsel, the directors of the Company consider that there is no legal obstacle for the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operations of the Company. The Company is in the process of applying for these certificates. Accordingly, no provision for fixed assets impairment was considered necessary.

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

     As of December 31, 2007, we had 49 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 402,438 square meters.

     For additional information regarding our property, plant and equipment, see "Item 4B. Business Overview -- Equipment, Tracks and Maintenance" and Notes 6 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     We do not have any unresolved Staff comments that are required to be disclosed under this item.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with our consolidated financial statements contained elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by IASB.

OVERVIEW

     Our principal businesses are railroad passenger and freight transportation as well as railway network usage and service on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services. We also operate the Hong Kong Through Trains under a cooperative arrangement with MTR in Hong Kong. Prior to the Acquisition, our key strategic focus in recent years was to provide high-speed passenger train services in the Guangzhou-Shenzhen corridor. In addition to our core railroad transportation business, we also engage in other businesses that complement our core businesses, including on-board and station sales, restaurant services, as well as advertising and tourism.

     For the year ended December 31, 2007, our total revenues were RMB10,508.5 million, profit attributable to shareholders was RMB1,431.4 million, and earnings per share were RMB 0.20. Railroad business revenues accounted for 94.6%, 96.4% and 93.4% of our total revenues in 2005, 2006 and 2007, respectively.

     In 2007, we acquired the railway transportation business of Guangzhou-Pingshi Railway, which was financed with the proceeds from the A Share Offering. We also commenced operation of our Fourth Rail Line between Guangzhou and Shenzhen, put into operation our domestically manufactured high-speed electric train sets and continued to implement our "As-Frequent-As-Buses" Train Project. In addition, we made improvements to our corporate governance and safety procedures.

     Passenger transportation is our principal business.

     In 2007, the total number of passengers was 73.1 million, representing an increase of 103.1% from 2006; passenger transportation revenues were RMB5,833.5 million, representing an increase of 123.6% from 2006.

     We transported a total of 71.0 million tonnes of freight in 2007, representing an increase of 131.2% from 2006. Freight transportation revenues in 2007 were RMB1,326.5 million, representing an increase of 134.5% compared to 2006.

     Revenues from our other businesses were RMB689.0 million in 2007, representing an increase of 435.8% from 2006.

     On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway became under the control of the Company. Accordingly, the Company considers January 1, 2007 as the effective date of acquisition for accounting purposes.

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

     We have engaged qualified accountants to conduct an audit of the acquired assets to determine the final consideration for the purpose of determining the remaining amount to be paid to Yangcheng Railway Company. In addition, we have also engaged an appraisal company to assess the respective fair values of the identifiable assets and liabilities acquired as at January 1, 2007. We paid RMB10.14 billion to Yangcheng Railway Company for the Acquisition, of which RMB5.27 billion was paid on December 28, 2006 and RMB4.87 billion was paid on June 29, 2007. We believe that the completion of the Acquisition will have a material impact on the operating scale, financial position and operating results of our Company. Details of the Acquisition and its impact on the Company are set out in Notes 36(b) and 38 to our audited consolidated financial statements included elsewhere in this annual report.

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

     Acquisition of the Guangzhou Pingshi Railway. In 2007, we acquired the railway transportation business of Guangzhou-Pingshi Railway, which is the southernmost section of the Beijing-Guangzhou line. As a result, our operations have expanded from a regional railway to a national trunk line network. Our revenues have increased significantly as a result of such Acquisition.

     Competitive Pressure from other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other means of transportation, such as the automobile, bus, ferry and airplane services. For example, the fast growth in the number of privately owned vehicles and a higher penetration of bus services affect the number of train passengers traveling short distances; and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services.

     PRC Policies. We are allowed to be more flexible in setting the prices of both passenger transportation and the freight transportation services as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will affect our results of operations.

REVENUES

     In 2007, our total revenues were RMB10,508.5 million, representing an increase of 192.4% from RMB3,594.5 million in 2006. Our revenues from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses were RMB5,833.5 million, RMB1,326.5 million, RMB2,659.5 and RMB689.0 million, respectively, accounting for approximately 55.5%, 12.6%, 25.3% and 6.6%, respectively, of our total revenues in 2007.

     Passenger transportation service. Passenger transportation remains our most important business. As of December 31, 2007, we operated 195 pairs of passenger trains daily, representing an increase of 72 pairs from the number in operation as of December 31, 2006. There were 80 pairs of high-speed passenger trains between Guangzhou and Shenzhen, 13 pairs of Hong Kong Through Trains and 102 pairs of long-distance passenger trains, an increase of 61 pairs compared to 2006.

     In 2007, our total number of passengers was 73.1 million, representing an increase of 103.1% from 36.0 million in 2006. Our revenue from passenger transportation was RMB5,833.5 million in 2007, representing an increase of 123.6% from RMB 2,608.8 million in 2006.

     The following table sets forth our revenues from passenger transportation and the number of passengers for the three years ended December 31, 2007:

                                                            YEAR ENDED DECEMBER 31,        CHANGE IN 2007 FROM
                                                       ---------------------------------   -------------------
                                                         2005        2006        2007            2006
                                                       --------    --------    --------         -------
Revenue from passenger transportation
 (RMB millions) ..............................         2,253.34    2,608.84    5,833.54         123.6%
Total passengers (thousands)..................            33.00       35,98       73,05         103.1%
Revenue per passenger (RMB)...................            68.28       72.51       79.86          10.1%
Total passenger-kilometers (millions).........         4,539.10     4,842.7    26,278.2         442.6%
Revenue per passenger-kilometer (RMB).........             0.50        0.54        0.22         (59.3%)

     Effective from April 18, 2007, we have also implemented a fare increase for our soft-seat train fares on our Guangzhou-Pingshi Railway.

     Freight transportation. Freight transportation is another important business segment for us. The total tonnage of freight we transported in 2007 was
71.0 million tonnes, representing an increase of 131.2% from 30.7 million tonnes in 2006. Revenues from freight transportation business in 2007 were RMB1,326.5 million, representing an increase of 134.5% from RMB565.6 million in 2006. This increase is primarily due to the acquisition of the railway transportation business of the Guangzhou-Pingshi Railway.

     - In 2007, our outbound freight tonnage was 19.1 million tonnes, representing an increase of 151.3% from 7.6 million tonnes in 2006. Our outbound freight revenues were RMB156.3 million, representing an increase of 7.9% from RMB144.8 million in 2006.

     - In 2007, our inbound and pass-through freight tonnages were 51.955 million tonnes, representing a decrease of 124.7% from 23.125 million tonnes in 2006. Our inbound and pass-through freight revenues were RMB1,071.2 million in 2007, representing an increase of 223.2% from RMB331.4 million in 2006.

     The following table sets forth our revenues from freight transportation and the volumes of commodities we shipped for the three years ended December 31, 2007:

                                                           YEAR ENDED DECEMBER 31,           CHANGE IN 2007 FROM
                                                     ----------------------------------      -------------------
                                                      2005        2006          2007              2006
                                                     -------     -------      ---------           ----
Revenue from freight transportation
 (RMB thousands)...............................      540,341     565,557      1,326,450          134.5%
- Revenues from outbound freight transportation      139,340     144,848        156,348            7.9%
- Revenues from inbound and pass-through
 transportation................................      307,962     331,477      1,071,205          223.2%
Total freight tonnes (thousands of tonnes).....       31,893      30,708         71,010          131.2%
- Outbound freight tonnage.....................        8,460       7,582         19,056          151.3%
- Inbound and pass-through freight tonnage.....       23,433      23,125         51,955          124.7%
Revenue per tonne (RMB)........................        16.94       18.42          18.68            1.4%
Total tonne-kilometers (millions)..............      2,294.8     2,276.3       15,306.9          527.4%
Revenue per tonne-kilometer (RMB)..............         0.24        0.25           0.09            (64%)

     In 2007, we made the following adjustments to the prices of our freight transportation services: (i) in accordance with the increase in the national price levels for railway freight transportation initiated by the MOR, we increased the prices of our freight transportation services accordingly; and
(ii) effective from January 10, 2007, our railway freight price applicable to Guangzhou-Pingshi Railway became RMB0.087 per tonne-kilometer.

     Railway Network Usage and Service Business. Revenue from our railway network usage and service accounted for 25.3% of our total revenues and 27.1% of our railroad transportation revenues in 2007. Railway network usage and services mainly include the locomotive traction, track usage, electric catenaries, vehicle coupling and other services. Revenue from network usage and services recorded within the "Passenger" and "Freight" category of revenue in the prior years has been separately disclosed on the income statement in order to conform to the current year presentation. In 2007, our revenue from railway network usage and services was

RMB2,659.5 million, representing an increase of 812.4% from RMB291.5 million in 2006. The rapid increase was mainly due to the acquisition of the railway transportation business of Guangzhou-Pingshi Railway at the beginning of 2007.

     Other Businesses. Our other businesses mainly consist of repair and maintenance services (mainly for repair of locomotives), sales of goods and food on board and in stations, operation of restaurants and hotels, operation of warehouses, loading and discharging, providing advertising boards in our stations and railway-related construction. Revenues from other businesses in 2007 were RMB689.0 million, representing an increase of 435.8% from RMB128.6 million in 2006. The substantial increase in revenues from other businesses was mainly due to the incorporation of the business of Guangzhou-Pingshi Railway.

     The table below sets forth a breakdown of our revenues from the different categories of other businesses for the three years ended December 31, 2007:

                                                 YEAR ENDED DECEMBER 31,
                                               --------------------------
                                                2005       2006      2007
                                               -----      -----     -----
                                                      (RMB MILLIONS)
Repair and maintenance service(1).......          --         --     255.2
On-board and station sales..............        29.2       33.8      65.0
Station services........................        39.4       29.8       5.3
Other businesses........................       108.9       64.9     363.5
                                               -----      -----     -----
     Total..............................       177.5      128.6     689.0
                                               =====      =====     =====

----------
(1) We began to provide such services as a result of our acquisition of the railway transportation business of Guangzhou-Pingshi Railway.

OPERATING EXPENSES

     In 2007, our total operating expenses were RMB8,793.1 million, representing an increase of 226.4% from RMB2,693.9 million in 2006. The following table sets forth, as a percentage of our railroad revenues, the principal operating expenses associated with our railroad businesses for 2005, 2006 and 2007:



                                                YEAR ENDED DECEMBER 31,
                                             -----------------------------
                                               2005       2006       2007
                                             -------    -------    -------
Railroad businesses revenues
 (RMB millions) ..........................   3,099.5    3,465.9    9,819.5
Labor and benefits .......................        19%        21%        20%
Equipment leases and services ............        16%        18%        26%
Materials and supplies ...................         9%         8%        13%
Repair costs, excluding materials and
 supplies ................................         8%         6%         5%
Depreciation (and amortization of
 leasehold land payments) ................         9%         9%        10%
Utility and office expenses ..............         4%         3%         1%
Fee for social services ..................         3%         2%         4%
Others ...................................         4%         2%         3%
Operating expenses ratio(1) ..............        77%        73%        85%
Railroad businesses operating margin .....        23%        27%        15%

----------
(1) Total railroad operating expenses as a percentage of railroad businesses revenues.

     Railway Operating Expenses. Our total railway operating expenses increased by 229.6% from RMB2,527.9 million in 2006 to RMB8,334.3 million in 2007. The following sets forth a breakdown of major changes by line item:

     - Business tax. Our business tax in 2007 was RMB221.8 million, representing an increase of 125% from RMB98.6 million in 2006. The increase was mainly due to the incorporation of the business of Guangzhou-Pingshi Railway.

     - Labor and benefits. In 2007, our labor and benefits expenses amounted to RMB1,928.2 million, representing an increase of 168.5% from RMB718.0 million in 2006. The increase was mainly due to (i) the incorporation of the business of Guangzhou-Pingshi Railway; (ii) the implementation of the performance based salary policy and the steady improvement of operating results in 2007 which resulted in an overall increase in employees' salaries and benefits; (iii) the increase in the number of related operation staff and workload as a result of the increase in the number of long-distance trains in operation during the year; and (iv) pursuant to an early retirement scheme we implemented in 2006, certain employees who meet certain criteria were provided with an offer to retire early and enjoy certain early retirement benefits, such as payments of basic salary and other fringe benefits until they reach the statutory retirement age. Under the terms of that scheme, all applications are subject to our approval. Expenses incurred on such employee early retirement benefits have been recognized in the income statement when we approved such applications from the employees. We recorded such expenses in the amount of RMB63.3 million in the year ended December 31, 2007.

     - Materials and supplies. Our materials and supplies expenses consist mainly of materials, fuel, water and electricity expenses. In 2007, our materials and supplies expenses were RMB1,240.8 million, representing an increase of 362.5% from RMB268.3 million in 2006. The increase was mainly due to the incorporation of the business of Guangzhou-Pingshi Railway.

     - Depreciation. Our depreciation expenses of fixed assets increased by 217.2% from RMB317.4 million in 2006 to RMB1,006.7 million in 2007, mainly due to the increase in the fixed assets during the year as a result of the Acquisition.

     - Repair (excluding materials and supplies). Our repair expenses increased by 116.6% from RMB212.4 million in 2006 to RMB460.1 million in 2007, primarily due to the acquisition of the railway transportation business of Guangzhou-Pingshi Railway.

     - Equipment leases and services. Our expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2007, our expenses relating to equipment leases and services amounted to RMB2,595.2 million, representing an increase of 310.0% from RMB633.0 million in 2006. This was mainly due to (i) the incorporation of the business of Guangzhou-Pingshi Railway; (ii) the increase in operation of long-distance passenger trains, which led to the corresponding increase in railway usage fees; and (iii) the increase in the number of temporary passenger trains operated during the Spring Festival season in 2007, which led to the increase of related equipment leases and services fees.

     - Social services. Our social services fees in 2007 were RMB396.8 million, representing an increase of 432.5% from RMB74.5 million in 2006. The increase was primarily due to the incorporation of the business of Guangzhou-Pingshi Railway.

     - Utility and office expense. Our utility and office expense increased by 6.6% from RMB102.9 million in 2006 to RMB109.8 million in 2007. This was mainly due to the incorporation of the business of Guangzhou-Pingshi Railway.

PROFIT FROM OPERATIONS

     Our profit from operations increased by 82.9% from RMB965.2 million in 2006 to RMB1,765.2 million in 2007 due to the increase in our total revenues without a proportional increase in our related expenses.

TAXATION

     As we are registered and established in the Shenzhen Special Economic Zone, before January 1, 2008, we were subject to income tax at a rate of 15%. According to relevant tax regulations, our subsidiaries were subject to income tax at the rate of either 15% or 33%, depending on the location of incorporation. Our income tax expense was RMB232.3 million in 2007, representing an effective tax rate of 13.9% and an increase of RMB83.1 million compared to RMB149.2 million in 2006.

     On March 16, 2007, the National People's Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which has taken effect from January 1, 2008. According to the new EIT Law, the preferential income tax rate of 15% that was applicable to companies incorporated in Shenzhen (like us) and other special economic zones will be gradually phased out in five years beginning from January 1, 2008. During the five years, tax rates will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. After such five-year period and effective from January 1, 2012, the tax rate applicable to us will be fixed at 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC (with limited exceptions).

PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

     Our consolidated net profit increased by 85.5% from RMB771.5 million in 2006 to RMB1,431.4 million in 2007.

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

REVENUES

     In 2006, our total revenues were RMB3,594.5 million, representing an increase of 9.7% from RMB3,276.9 million in 2005. Revenues from our passenger transportation service, our freight transportation service, railway network usage and service and our other businesses accounted for 68.8%, 16.5%, 9.3% and 5.4%, respectively, of our total revenues in 2006. Revenues from our passenger transportation service, freight transportation service and our railway network usage and service accounted for 72.7%, 16.5% and 10.8%, respectively, of our revenues from our railroad transportation businesses in 2006.

     Since our revenues from railway network usage and service were insignificant before the acquisition of the railway transportation business of Guangzhou-Pingshi Railway, we recorded such revenues within the "Passenger" and "Freight" category of revenue in the years prior to the year ended December 31, 2007. Upon the acquisition of the railway transportation business of Guangzhou-Pingshi Railway, our revenues from railway network usage and service have become material. Our management decided to record the revenue from railway network usage and service separately since the year ended December 31, 2007. In order to conform to the current year presentation, we have adjusted the revenues in the year ended December 31, 2005 and 2006 accordingly.

     Passenger transportation service. In 2006, our total number of passengers was 35.9 million, representing an increase of 8.8% from 33.0 million in 2005. Our revenue from passenger transportation was RMB2,608.8 million, representing an increase of 15.8% from RMB2,253.3 million in 2005.

     Freight transportation. The total tonnage of freight transported by us in 2006 was 30.7 million tonnes, representing a decrease of 3.7% from 31.9 million tonnes in 2005. In 2006, our revenues from freight transportation business were RMB565.6 million, representing an increase of 4.7% from RMB540.3 million in 2005.

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

     - In 2006, our revenues from storage, loading and unloading and other miscellaneous items were RMB89.2 million, representing an increase of 4.1% from RMB93.0 million in 2005.

     Railway Network Usage and Service. Our Revenues from railway network usage and service in 2006 were RMB291.5 million, representing a decrease of 4.7% from RMB 305.8 in 2005.

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

     - Labor and benefits. In 2006, our labor and benefits expenses amounted to RMB718 million, representing an increase of 20.2% from RMB597.3 million in 2005. The increase was mainly due to (i) the implementation of the performance based salary policy and the steady improvement of operating results in 2006 resulting in an overall increase in employees' salaries and benefits; (ii) the increase in the number of related operation staff and workload as a result of the increase in the number of long-distance trains in operation during the year; (iii) pursuant to an early retirement scheme we implemented in 2006, certain employees who meet certain criteria were provided with an offer to retire early and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Company until they reach the statutory retirement age. Under the terms of that scheme, all applications are subject to our approval. Expenses incurred on such employee early retirement benefits have been recognized in the income statement when we approved such applications from the employees. We recorded such expenses in the amount of RMB22.4 million in the year ended December 31, 2006.

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

PROFIT FROM OPERATIONS

     Our profit from operations increased by 20.8% from RMB798.8 million in 2005 to RMB965.2 million in 2006 due to the increase in our total revenues without a proportional increase in our related expenses.

TAXATION

     Our income tax expense was RMB149.2 million in 2006, representing an effective tax rate of 16.2% and an increase of RMB39.0 million compared to RMB110.2 million in 2005.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

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

Buildings                                              25 to 40 years
Leasehold improvements                                 over the lease terms
Track, bridges and service roads (Note a)              55 to 100 years
Locomotives and rolling stock                          20 years
Communications and signaling systems                   8 to 20 years
Other machinery and equipment                          7 to 25 years

----------
Note a: The estimated useful lives of tracks, bridges and service roads exceed the initial lease period of the respective land use right lease grants (the "Lease Term") and land use right operating lease (the "Operating Lease Term") on which these assets are located. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, we have the right to renew the leases up for a period equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. We consider the approval process to be perfunctory. In addition, based on the provision of the land use right lease agreement entered into with our substantial shareholder, we can renew the lease at the discretion of that shareholder upon expiration of the Operating Lease Term. Based on these considerations, we determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

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

GOODWILL

     Goodwill represents the excess of the cost of an acquisition over the fair value of share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

     Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

IMPAIRMENT OF NON-FINANCIAL ASSETS

     Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING (DEFERRED STAFF COSTS)

     We implemented a scheme, or the Scheme, for selling staff quarters to its employees in 2000. Under the Scheme, we sell certain staff quarters to our employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits, or the Benefits, which represented the difference between the net book value of the staff quarters to be sold and the proceeds collected from the employees, are expected to benefit us over 15 years, which is equal to the estimated remaining average service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred staff costs and the balance is amortized over the estimated remaining service period of the employees participating in the Scheme.

     At each balance sheet date, we assess whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indications exist, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred staff costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

     As of December 31, 2007, unamortized deferred losses, which were recorded as deferred staff costs on our balance sheet, were RMB105.4 million.

CURRENT AND DEFERRED INCOME TAX

     The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where our subsidiaries and associates operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establish provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

     Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

     Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

     We generated approximately RMB1,957.6 million of net cash flow from operating activities in 2007. Substantially all of our revenues were received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenues generated from our other businesses were also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

     In 2007, other than operating expenses, our cash outflow mainly related to the following:

     - capital expenditures of approximately RMB1,107.3 million, representing a decrease of 65.4% from RMB3,202.7 million in 2006;

     - purchasing the railway transportation business of the Guangzhou-Pingshi Railway in the amount of approximately RMB4.87 billion; and

     -    payment of dividends of approximately RMB566.7 million.

     Our capital expenditures for 2007 consisted primarily of the following projects:

     -    construction of the Fourth Railway Line and the auxiliary projects;

     -    purchasing additional locomotives;

     -    purchasing EMUs; and

     -    upgrading the facilities of the Guangzhou-Pingshi railway

     Funds not required for immediate use are kept in short and medium-term investments and bank deposits. We had short term deposits of approximately RMB2,352.0 million cash and cash equivalents as of December 31, 2007.

     As of December 31, 2007, the Company had an overdue time deposit in the amount of approximately RMB31.4 million placed with Zengcheng Licheng Urban Credit Cooperative. The Company had initiated legal proceedings and obtained a judgment against the debtor in our favor regarding the repayment. However, as the judgment debtor was undergoing restructuring, the court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.2% of the net assets and 1.1% of the total current assets of the Company and has no material impact on the capital usage and operations of the Company. The Company had presented the gross outstanding balance in other receivables and full provision had been made for impairment in prior years. Except for such overdue time deposit, we have no other overdue time deposit that has not been repaid. We have not encountered any difficulty in withdrawing deposits. We have placed most of our deposits with other state-owned commercial banks in the PRC.

     As of December 31, 2007, we did not have any trust deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

     As of December 31, 2007, we had unsecured borrowings of RMB 2,850 million, representing an increase of RMB 990 million from RMB1,860 million in 2006. The maturity dates of these borrowings are from 2011 to 2012. The effective interest rates of the bank borrowings were 6.07% as of December 31, 2007. As of December 31, 2007, we had RMB5,450 million unutilized banking facilities. In 2007, we entered into three major loan agreements with Shenzhen Commercial Bank, China Construction Bank Shenzhen Branch and China CITIC Bank Guangzhou Branch, respectively, for loans of RMB 300 million from each bank or RMB 900 million in total. Each loan agreement has a term of five years and the interest rates are approximately 10% lower than the applicable bench mark interest rates as published by the People Bank of China from time to time. We will use the proceeds for the construction of the Fourth Rail Line and the technical transformation and capacity expansion project relating to the Guangzhou-Shenzhen line.

CASH FLOW

     Our cash and cash equivalents in 2007 decreased by approximately RMB8,239.2 million over 2006. The table below sets forth certain items in our consolidated cash flow statements for 2006 and 2007, and the percentage change in these items from 2006 to 2007.


                                           YEAR ENDED DECEMBER 31,
                                          ------------------------    CHANGE
                                             2006          2007      FROM 2007
                                          ----------    ----------   ---------
                                              (RMB thousands)
Net cash generated from operating
 activities ............................   1,112,004     1,957,645        76%
Net cash used in investing
 activities ............................  (7,833,331)   (5,585,414)    (28.7%)
Net cash generated from financing
 activities ............................  11,461,030       128,289     (98.9%)
Net increase/(decrease) of cash and
 cash equivalents ......................   4,739,703    (3,499,480)   (173.8%)

     Our principal source of capital was revenues generated from operating activities and cash flow from financing activities. In 2007, the net cash inflow from our operations was RMB1,957.6 million, representing an increase of RMB845.6 million from RMB1,112.0 million in 2006. The increase in net cash inflow from our operating activities was mainly due to the increase of our operating revenues.

     Our net cash used in investing activities decreased by RMB2,247.9 million in 2007 to RMB5,585.4 million from RMB7,833.3 million in 2006. The decrease was primarily due to the decrease in investment in the Fourth Rail Line in 2007 compared to 2006.

     Our net cash from financing activities in 2007 was RMB128.3 million, while our net cash used in financing activities in 2006 was RMB11,461.0 million. The decrease in net cash inflow from our financing activities was primarily due to our A Share Offering, during which we raised proceeds of approximately RMB10.0 billion and funds borrowed from various PRC domestic banks under our credit facilities in 2006, in the amount of RMB1.86 billion compared to 2007, during which we did not participate in any share offerings and decreased our borrowings from commercial banks.

     Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and temporary cash investments. For the acquisition of the railway transportation business of Guangzhou-Pingshi Railway, we paid RMB5,265.3 million in 2006 and RMB4,873.3 million in 2007. In 2007, our expenses for the purchase of fixed assets and payments for construction-in-progress totalled RMB1,107.3 million. In addition, we paid RMB299.5 million for income taxes and approximately RMB566.7 million for dividends.

     We have sufficient working capital and have RMB5.45 billion unutilized banking facilities which we believe to be sufficient to meet our operational and development requirements in 2008.

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

     At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage the growth of the PRC economy may have an impact on our business and results of operations in 2008. In addition, the continuous increase of interest rates by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2008.

     We believe that while the PRC government is in the progress of lessening restrictions on foreign investment, the opening up of domestic railway transportation will be gradual and we expect competition from foreign and domestic railway to be limited in the short term. However, China's entry into the WTO may increase other Chinese coastal cities' significance in trading. As a result, part of the freight currently transferred through ports in Hong Kong and Shenzhen may be diverted to other ports in the PRC, which could adversely affect our railway freight business. In addition, as the PRC government lifts control over foreign investments, including allowing foreign participation in railway construction, our railway monopoly position in our service region may be challenged by foreign strategic investment. We believe that we are prepared for the challenges as well as the opportunities that have arisen or will arise with China's accession to the WTO.

     In 2008, China's economy is expected to experience continuous and steady growth. The reform and development of the national railway system will be accelerated. With the strengthening economic cooperation in the Pan Pearl River Delta, the further implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement, or CEPA, and Hong Kong to be hosting part of the Olympic Games, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in our service territory and we will embrace favorable business environment and development opportunities. We believe that the overall transportation business will maintain a positive growth trend in 2008.

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

ITEM 5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2007 for the periods indicated.

                 CONTRACTUAL OBLIGATIONS PAYMENTS DUE BY PERIOD

                                                          PAYMENT DUE BY PERIOD
                                                            (RMB IN THOUSANDS)
                                         ------------------------------------------------------------
                                                     LESS THAN 1                            MORE THAN
      CONTRACTUAL OBLIGATIONS              TOTAL        YEAR         1~3 YEAR    3~5 YEAR    5 YEARS
-------------------------------------    ---------   -----------    ---------   ---------   ---------
Long-Term Debt Obligations (1)           3,622,732     199,704        221,288   3,201,740          -
Capital Expenditure Obligation           2,132,634     218,261      1,914,373           -          -
Capital (Finance) Lease Obligations              -           -              -           -          -
Operating Lease Obligations(2)                  (2)         (2)            (2)         (2)        (2)
Other Long-Term Liabilities Reflected      377,409      76,708        124,421     100,215     76,065
 on the Company's Balance Sheet under
 IFRS
Total                                    6,132,775     494,673      2,260,082   3,301,955     76,065

----------
     (1) The interest to be paid for the bank borrowings of RMB2,850 million reflected on the Company's balance sheet under IFRS is calculated using floating rates.

     (2) In connection with the Acquisition, we signed an agreement on November 15, 2004 with Guangzhou Railway (Group) Company for leasing the land use rights associated with the land on which the acquired assets are located. The agreement became effective upon the completion of the Acquisition on January 1, 2007 and the lease term is 20 years, renewable at our discretion. According to the terms of the agreement, the rental for such lease will be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. During the year ended December 31, 2007, the related rental cost paid and payable was RMB50,000,000.

     Based on the current progress of our new projects, we estimate that our capital expenditures for 2008 will amount to approximately RMB5,800 million, which consists primarily of the following projects:

     -    continuing to construct the auxiliary projects of the Fourth Railway
          Line;

     -    purchasing locomotives;

     -    purchasing the EMUs; and

     - upgrading and expanding the transportation equipment for the Shenzhen-Guangzhou-Pingshi section.

ITEM 5G. SAFE HARBOR

SAFE HARBOR

     See "Forward-Looking Statements."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

     Our board of directors is composed of six non-independent directors and three independent directors. All of our current directors were elected or re-elected at our shareholders' general meeting held on June 26, 2008 by cumulative voting. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People's Republic of China 518010.

     The table below sets forth the information relating to our directors as of June 26, 2008:


                                                                        DATE FIRST
                                                                        ELECTED OR
NAME                       AGE   POSITION                               APPOINTED
----                       ---   --------                               ----------
He Yuhua                   55    Chairman of the Board of Directors        2007
Yang Yiping                58    Director and General Manager              2006
Cao Jianguo                50    Director                                  2006
Wu Houhui                  59    Director                                  1999
Yu Zhiming                 49    Director                                  2008
Liu Hai                    54    Director                                  2008
Dr. Wilton Chau Chi Wai    46    Independent Director                      2004
Dai Qilin                  40    Independent Director                      2008
Li Yuhui                   53    Independent Director                      2008

     He Yuhua, age 55, joined the Company in June 2007 and is the Chairman of the Board of Directors of the Company. Mr. He holds a bachelor's degree and is a senior economist. Mr. He started working in the railway industry in 1969 and has more than 30 years of experience in transportation management. He has served various senior management positions with Tianjin

Railway Sub-bureau, Beijing Railway Bureau and GRGC before joining our Company. He is currently the chairman of GRGC. Mr. He has not previously held any position with our Company.

     Yang Yiping, age 58, joined the Company in April 2006 and is a Director and the General Manager of the Company. Mr. Yang graduated with a research degree in economics and management. He joined the railway department of the PRC in December 1970. He has more than 30 years of experience in the operation and management of railway transportation companies. Mr. Yang has served in various senior managerial positions in GRGC, the Company's largest shareholder, and its subsidiaries.

     Cao Jianguo, age 50, joined the Company in June 2006 and is a Director of the Company. Mr. Cao is a college graduate majoring in railway transportation. Mr. Cao has been working for many years in the operation and organization of railway transportation. He once held various managerial positions such as the deputy general manager of Changsha Railway Company and chief of the transportation department of GRGC. Mr. Cao is currently the deputy general manager of the Company.

     Wu Houhui, age 59, joined the Company in March 1999 and is a Director of the Company. He graduated from Dalian Railway College and is a senior economist. Mr. Wu served in various managerial positions in GRGC from 1984 to 2003. He is currently chief economist of GRGC.

     Yu Zhiming, age 49, joined the Company in June 2008 and is a Director of the Company. He has a university qualification and a master's degree in engineering. He is a senior accountant with numerous years of experience in finance. He was a deputy head of the finance sub-division of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau. From 2005 to 2006, he was the head of finance division and director of the funds clearing centre of Wuhan Railway Bureau. He was a deputy chief of the funds clearing centre of the MOR from September 2006 to April 2008. Mr. Yu has been the chief accountant of GRGC since April 2008.

     Liu Hai, age 54, joined the Company in July 2007 and is a Director of the Company. He graduated from South China Normal University majoring in administration. He is also an economist. Mr. Liu has over 30 years of experience in transportation management and he had been the director of the Office of Guangzhou Railway Sub-bureau, and deputy chief economist and deputy general manager of Yangcheng Railway Company. Mr. Liu has been the chairman of the labor union of the Company since July 2007.

     Dr. Wilton Chau Chi Wai, age 46, joined the Company in June 2004 and is an independent non-executive Director of the Company. Dr. Chau obtained a bachelor's degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton, a Master of Business Administration degree from the University of Wales and a Doctor of Business Administration degree from the University of Newcastle in Australia. Dr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Dr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Dr. Chau is currently chairman of QLeap Venture Limited and managing partner of QLeap Asia Limited. Dr. Chau also serves several companies as board advisor or director.

     Dai Qilin, age 40, joined the Company in June 2008 and is an independent non-executive Director of the Company. Mr. Dai holds a master's degree majoring in accounting. Mr. Dai is a senior PRC certified public accountant and a PRC certified public appraiser. Mr. Dai has served in various professional positions in the finance department of the MOR from 1986 to 1997. Mr. Dai is currently the chief accountant of Beijing Zhonghua Certified Public Accountants Limited. Prior to his joining Beijing Zhonghua Certified Public Accountants in April 2001, he was an accountant, senior accountant and deputy head of Beijing Huafeng Certified Public Accountants Limited from 1997 to 2001.

     Li Yuhui, age 53, joined the Company in June 2008 and is an independent non-executive Director of the Company. Mr. Li is a postgraduate of the Department of Finance and Trading of the Chinese Academy of Social Sciences. Mr. Li is a senior accountant. Mr. Li is currently the deputy general manager of Beijing Jingtie Beifang Investment Corp. and chief accountant of China Railway United Logistics Co., Ltd.

SUPERVISORS

     The table below sets forth the information relating to our supervisors as of June 26, 2008:

                                                                DATE FIRST ELECTED
NAME               AGE   POSITION                                  OR APPOINTED
----               ---   --------                               ------------------
Yao Muming         54    Chairman of the Supervisory Committee        1999
Wang Jianping      51    Supervisor                                   2008
Li Zhiming         47    Supervisor                                   2005
Chen Shaohong      41    Supervisor                                   2008
Huang Lika         51    Supervisor                                   2008
Liu Xilin          52    Supervisor                                   2008

     Yao Muming, age 54, joined the Company in April 1997 and is the Chairman of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao has been a member of the senior management of GRGC.

     Li Zhiming, age 47, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC, majoring in Economics and Management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. Since April 2005, Mr. Li has been the chief of the audit department of GRGC.

     Wang Jianping, age 51, joined the Company in June 2008 and is a Supervisor of the Company. Mr. Wang graduated from the Party School of CPC, majoring in Economics and Management. In 1974, Mr. Wang joined the railway departments and served in various managerial positions in GRGC since then. Since June 2007, Mr. Wang has been the director of the human resources department of GRGC.

     Chen Shaohong, age 41, joined the Company in June 2008 and is a Supervisor of the Company. Mr. Chen graduated from South China Normal University and he is an economist. From 2001, he was a deputy chief and also chief of the structural reform division of the corporate management office, and also deputy head of the corporate management office and deputy chief of the corporate and legal affairs division of GRGC. Since April 2006, he has served as the chief of the corporate and legal affairs division of GRGC.

     Huang Lika, age 51, joined the Company in April 2008 and is a Supervisor of the Company. Mr. Huang graduated from the Party School of the CPC with a concentration in Economics and Management. Mr. Huang is also an engineer. Mr. Huang has over 30 years experience in the railway transportation business. Since April 2008, Mr. Huang was the deputy secretary of the Party and Labor Committee and the secretary of the Discipline Working Commission of our Company, as well as a Supervisor from employee representatives of our Company.

     Liu Xilin, age 52, joined the Company in January 2007 and is a Supervisor of the Company. Mr. Liu graduated from the Party School of the CPC and majored in Economics and Management. He has served as the deputy station master of Dalang, director of Enterprise Management Office of Yangcheng Railway Company, and section chief of Guangzhou North Rolling Stock Section. Mr. Liu has served as the section chief of Guangzhou Rolling Stock Section since January 2007 and has been elected as a Supervisor by the employee representatives of our Company since April 2008.

SENIOR MANAGEMENT

     The table below sets forth information relating to our senior management as of June 26, 2008:

                                                         DATE FIRST
                                                         ELECTED OR
NAME              AGE    POSITION                        APPOINTED
----              ---    --------                        ----------
Yang Yiping       58     General Manager                     2006
Wu Weimin         50     Deputy General Manager              2004
Wang Jianping     44     Deputy General Manager              2003
Yao Xiaocong      54     Chief Accountant                    1997
Guo Xiangdong     42     Company Secretary                   2004
Luo Jiancheng     35     General Manager Assistant           2006

     Yang Yiping is our Director and General Manager.

     Wu Weimin, age 50, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University and is an engineer. Since 1984, he had served in various managerial positions in the material and equipment department, the planning and statistic department and the labor and wage department of Yangcheng Railway Company. He also served as an engineer of the material and equipment section and director of the planning and statistic sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labor and wage sub-department and director of the social insurance centre of Yangcheng Railway Company before joining the Company.

     Wang Jianping, age 44, joined the Company in July 2003 and is a Deputy General Manager of the Company. Mr. Wang graduated from the Party School of CPC, majoring in Economics and Management. In 1983, Mr. Wang joined the railway departments and had served in various managerial positions in Guangzhou Railway Administration and GRGC since then. Before joining the Company, Mr. Wang was in the senior management team of Guangzhou Railway Foreign Trade and Economic Development Company. Mr. Wang has served in several managerial positions in the Company since he joined, and has been our Deputy General Manager since April 2008.

     Yao Xiaocong, age 54, is Chief Accountant of the Company. Mr. Yao graduated from the Party School of the CPC, majoring in economics and management. Since 1975, Mr. Yao has served in the financial accounting department in the railway departments and has more than 30 years of experience in financial accounting. Mr. Yao was a member of the senior management of the Company from June 1997 to January 2004. Mr. Yao was the Director of the accounting department of GRGC before becoming the Chief Accountant of the Company in August 2004.

     Guo Xiangdong, age 42, is Company Secretary. Mr. Guo graduated from Central China Normal University with a Bachelor's degree in Laws and a Master's degree in Business Administration. Mr. Guo is an economist. He joined the Company in 1991 and had served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.

     Luo Jiancheng, age 35, joined the Company in January 2006 and is the General Manager Assistant. Mr. Luo graduated from Changsha Railway Institute, majoring in transportation management. From 1996 he had served in various managerial positions in the technical and transportation departments of Yangcheng Railway Company, GRGC and Sanmao Railway Company Ltd. Before joining the Company, Mr. Luo served as deputy director of the transportation department of GRGC.

ADDITIONAL INFORMATION

Members of our board of directors and senior management also hold the following directorships and senior management positions in other companies as follows:


Name           Position
----------     -----------------------------------------------------------------
He Yuhua       Chairman of the Board of Directors of:
               -  GRGC
               -  Guangmeishan Railway Company
               -  Sanmao Railway Company
               -  Yuehai Railway Company

Cao Jianguo    Chairman of the Board of Directors of:
               -  Shenzhen Pingnan Railway Company

               Director of:
               -  Sanmao Railway Company
               -  Guangdong Tieqing International Travel Agency Company

Wu Houhui      Chairman of the Board of Directors of:
               -  Sanmao Railway Enterprise Development Company
               -  Guangdong Tiecheng Company

               Director of:
               -  Guangmeishan Railway Company, Sanmao Railway Company
               -  Shichang Railway Company and Guangdong Tieqing International
                  Travel Agency Company

Yu Zhiming     Chairman of the Supervisory committee of:
               -  Yuehai Railway Company

               director of:
               -  Guangmeishan Railway Company and Hainan Donghuan Railway
                  Company.

Yao Muming     Chairman of the Supervisory committee of:
               -  Guangmeishan Railway Company
               -  Sanmao Railway Company
               -  Shichang Railway Company

Li Zhiming     Supervisor of:
               -  Sanmao Railway Company
               -  Yuehai Railway Company
               -  Shichang Railway Company
               -  Sanmao Railway Enterprise Development Company
               -  Guangdong Tiecheng Company

Chen Shaohong  Director of:
               -  Yuehai Railway Company
               -  Guangdong Tieqing International Travel Agency

               Supervisor of:
               -  Guangmeishan Railway Company,
               -  Sanmao Railway Enterprise Development Company
               -  Shichang Railway Company
               -  Hainan Donghuan Railway Company

     In addition, the lines operated by Guangmeishan Railway Company, Sanmao Railway Company, Shichang Railway Company, Yuehai Railway Company, and Shenzhen Pingnan Railway Company are all local railroads. Sanmao Railway Enterprise Development Company and Guangdong Tieqing International Travel Agency Company are subsidiaries of GRGC. Guangzhou Tiecheng Industrial Company is our joint venture partner. We are currently involved in certain litigation proceedings relating to this joint venture. See "Item 8A.7 Legal Proceedings" for additional information. We have business relationships relating to railroad transportation with Guangmeishan Railway Company and Sanmao Railway Company.

ITEM 6B. BOARD COMPENSATION

DIRECTORS AND SENIOR MANAGEMENT

     Total remuneration of our directors, supervisors and senior officers during 2007 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of Guangshen Railway receive certain other benefits in kind from GRGC, GEDC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by companies in the PRC to their employees.

     The aggregate amount of cash remuneration paid by Guangshen Railway in 2007 to all individuals who are our directors, supervisors and senior officers was approximately RMB 2.8 million, of which approximately RMB1.1 million was paid to our non-independent directors and supervisors and approximately HK$0.5 million was paid to the three independent non-executive directors.

     The aggregate amount of cash remuneration we paid during the year ended December 31, 2007 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior officers was approximately RMB100,807.

INTERESTS OF OUR DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT IN OUR SHARE CAPITAL

     As of December 31, 2007, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of any interests or short positions from any of our directors or supervisors required to be made to us and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

CONTRACTS ENTERED INTO BY OUR DIRECTORS AND SUPERVISORS

     None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2007 or at December 31, 2007 to which we or any of our subsidiaries was a party.

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

ITEM 6C. BOARD PRACTICES

BOARD OF DIRECTORS

     In accordance with our currently valid Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders' general meeting through voting, and serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders' general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.

SUPERVISORY COMMITTEE

     We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our Supervisory Committee consists of four representatives of the shareholders who may be elected or removed by our shareholders' general meeting, and two representatives of our employees who may be elected by our employees at the employees' congress or employees' general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are:
Yao Muming, Li Zhiming, Wang Jianping, Chen Shaohong, Huang Lika and Liu Xilin. All of the current members of our Supervisory Committee, who are representatives of the shareholders were elected or re-elected at the annual shareholders' general meeting held on June 26, 2008. The term of these supervisors will be 3 years. Our supervisory committee held three meetings during the year ended December 31, 2007, at which resolutions concerning identified key issues were passed and notified to our board of directors. Our supervisors attended all meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2007. Our supervisory committee had carefully reviewed the report of our directors, the financial report and proposed profit distribution presented by our board of directors at the annual general meeting of shareholders held on June 26, 2008.

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

AUDIT COMMITTEE

     We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are: Dr. Wilton Chau Chi Wai, Mr. Dai Qilin and Mr. Li Yuhui. Dr. Chau, Mr. Dai and Mr. Li are "independent directors" of our Company as defined in Section 303A.02 of the New York Stock Exchange's Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. The duties of the audit committee include:

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

REMUNERATION COMMITTEE

     We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Mr. He Yuhua (Chairman), Mr. Yang Yiping, Dr. Wilton Chau Chi Wai, Mr. Dai Qilin and Mr. Li Yuhui. The remuneration committee will meet from time to time when required to consider remuneration-related matters of the Company.

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

HOME COUNTRY PRACTICES

     Under the NYSE's corporate governance listing standards, we are required to disclose any significant ways in which our governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. There are no significant differences in our corporate governance practices compared to those followed by a U.S. domestic company under the NYSE listing standards, except for the following:

     - we do not have the majority of our board of directors comprised of independent directors as defined under Section 303A.02 of the NYSE Manual;

     - we do not have a nominating committee or a corporate governance committee similar to that required for U.S. domestic companies;

     - instead of having formal corporate governance guidelines similar to those required for U.S. domestic companies, we have, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Working Ordinance for the Supervisory Committee, the Working Ordinance for the General Manager, the Capital Management Measures, the Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (1) director qualification standards and responsibilities; (2) key board committee responsibilities; (3) director access to management and, as necessary and appropriate, independent advisors; (4) director compensation; (5) management succession; and (6) director orientation and continuing education;

     - as a company listed on the Hong Kong Exchange, we are required to comply with applicable corporate governance and other related requirements of the HKSE Listing Rules, including the Corporate Governance Code, unless an exemption is available; and

     - we have not adopted a set of formal code of business conduct and ethics for our directors, officers and employees similar to that required for U.S. domestic companies. We have implemented code of business conduct and ethics for senior management, including our General Manager, Deputy General Manager, Chief Accountant and Company Secretary. In addition, our directors are required to comply with the Model Code for Securities Transactions by Directors of Listed Companies set out in the HKSE Listing Rules, which sets out standards with which directors are required to comply with respect to transactions involving our securities.

ITEM 6D. EMPLOYEES

     As of December 31, 2005, 2006 and 2007, we had approximately 8,882, 9,411 and 33,000 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2007:


FUNCTION                                            EMPLOYEES
Passenger transportation personnel (1).........         6,839
Coordination personnel (2).....................         2,357
Freight transportation personnel (3)...........         4,200
Mechanical personnel (4).......................         4,882
Power and water supply personnel (5)...........         1,694
Vehicle personnel (6)..........................         3,405

Maintenance personnel (7)......................        4,313
Power service personnel (8)....................        1,370
Transportation supporting personnel (9)........          531
Diversified businesses and other supporting              891
 personnel (10)................................
Technical and administrative personnel (11)....          338
Other personnel (12)...........................        2,180
Total..........................................       33,000

----------
(1) Passenger transportation personnel mean those people that provide station boarding and train services.
(2) Coordination personnel mean those people responsible for train coordination.
(3) Freight transportation personnel mean those people responsible for organization of freight transportation.
(4) Mechanical personnel mean those people responsible for train operation and overhaul.
(5) Power and water supply personnel mean those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.
(6) Vehicle personnel mean those people responsible for vehicle operation and overhaul.
(7) Maintenance personnel mean those people responsible for station track and railroad switch maintenance.
(8) Power service personnel mean those people responsible for signal equipment maintenance.
(9) Transportation supporting personnel means the supporting personnel of trains, machinery, works, power and vehicle organizations.
(10) Diversified businesses and other supporting personnel mean all personnel involved in diversified businesses.
(11) Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.
(12) Other personnel include all personnel who have been sick, studying or early-retired.

     All of our employees are located in Guangzhou, Shenzhen, Pingshi and the area adjacent to our Shenzhen-Guangzhou-Pingshi line. The number of our employees increased by 23,589 in 2007, which is mainly due to the acquisition of the railway transportation business of Guangzhou-Pingshi Railway.

     We have established a trade union to protect employees' rights, assist in the fulfillment of their economic objectives, encourage employee participation in management decisions and assist in mediating disputes between the management and union members. Each of our train stations and railway units has a separate branch of the trade union. Most of our employees belong to the trade union. We have not experienced any strikes or other labor disturbances that have interfered with our operations in the past, and we believe that our relations with our employees are good.

     We have implemented a salary policy which links our employees' salaries with results of operations, labor efficiency and individual performance. Employees' salaries distribution is subject to our overall operation results and is based on their performance records and reviews. We paid approximately RMB2,100.1 million in salaries and benefits to our employees in 2007.

     Pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees as set forth in the following table:

                                                   AS A PERCENTAGE OF THE AGGREGATE SALARIES OF OUR EMPLOYEES IN 2007
                                                   ------------------------------------------------------------------
                                                       EMPLOYEES
                                                   RESIDING ALONG THE        EMPLOYEES RESIDING IN         EMPLOYEES
                                                       GUANGZHOU-         GUANGZHOU AREA OR ALONG THE     RESIDING IN
           EMPLOYEE BENEFITS                          PINGSHI LINE          GUANGZHOU-SHENZHEN LINE        SHENZHEN
-----------------------------------------------    ------------------     ---------------------------     -----------
Housing Fund...................................              6%                        7%                       13%

Retirement Insurance ..........................             18%                       18%                       18%
Supplemental Retirement Insurance..............              5%                        5%                        5%
Basic Medical Insurance........................              8%                        8%                        6%
Supplemental Medical Insurance.................              1%                        1%                      0.5%
Child-bearing Medical Insurance................            0.4%                      0.4%                      0.5%
Other Welfare Contributions....................              6%                        6%                        8%

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

     Details of our statutory welfare fund and retirement benefits are set out in Notes 24 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6E. SHARE OWNERSHIP

     As of June 25, 2008, none of our directors, supervisors or senior management owns any interest in any shares or options to purchase our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

     We are a joint stock company organized under the laws of the PRC in March 1996. Before the A Share Offering, GRGC, a state-owned enterprise under the administration of the MOR owned approximately 66.99% of our outstanding common shares. GRGC was the sole shareholder of all of our domestic shares in the form of state legal person shares and was entitled to exercise all rights as our controlling shareholder according to the relevant laws, rules and regulations. GRGC had substantial influence over our operations, not only in its capacity as controlling shareholder, but also because of its role as an administrative agent of the MOR that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the MOR, GRGC performs direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives. After the completion of our initial public offering of A shares in December 2006, the equity interests held by GRGC reduced to approximately 41% but remained as the largest shareholder of our Company, GRGC can still exercise substantial influence over our Company.

SHAREHOLDING STRUCTURE OF THE COMPANY

     Set out below is the current shareholding structure of the Company:

                                       TYPES                                SHAREHOLDING
      NAME OF SHAREHOLDERS           OF SHARES    NUMBER OF SHARES HELD     PERCENTAGE %
-------------------------------      ---------    ---------------------     ------------
Public Shareholders of H             H shares         1,431,300,000              20.2
 shares(including ADSs)
Guangzhou Railway (Group)            A shares         2,904,250,000              41.0
 Company
Public Shareholders of A shares      A shares         2,747,987,000              38.8

Total                                                 7,083,537,000             100.0

     The following table sets forth information regarding ownership of our issued and outstanding capital stock as of June 25, 2008. Note that it includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

                                                                                   PERCENTAGE
                                                                AMOUNT OWNED      OF CLASS OF       PERCENT OF
      TITLE OF CLASS           IDENTITY OF PERSON OR GROUP   (THOUSAND SHARES)       SHARES          CAPITAL
---------------------------    ---------------------------   -----------------    ------------      ----------
Common Shares (A shares)(1)    GRGC                              2,904,250            51.38           41.00%

----------
(1) A shares held by GRGC are restricted from sales and redemption within 36 months starting from December 22, 2006.

     The following table sets forth all persons who are known by us to beneficially own five percent or more of our issued and outstanding H shares as of June 18, 2008.

                                                              AMOUNT OWNED      PERCENTAGE OF     PERCENT OF TOTAL
TITLE OF CLASS             IDENTITY OF PERSON OR GROUP      (THOUSAND SHARES)   CLASS OF SHARES       CAPITAL
--------------             ---------------------------      -----------------   ---------------   ----------------
Common Shares (H shares)   T. Rowe Price Associates, Inc.        203,672         14.23%                 2.88%
                           and Its Affiliates
Common Shares (H shares)   Northern Trust Fiduciary              117,042          8.18%                 1.65%
                           Services (Ireland) Limited
Common Shares (H shares)   Baring Asset Management Limited       115,244          8.05%                 1.63%
Common Shares (H shares)   UBS AG                                104,139          7.28%                 1.47%
                                                                  88,311          6.17%                 1.25%
Common Shares (H shares)   Sumitomo Life Insurance                85,852          6.00%                 1.21%
                           Company (2)
Common Shares (H shares)   Sumitomo Mitsui Asset                  85,852          6.00%                 1.21%
                           Management Company, Limited
Common Shares (H shares)   Barclays Global Investors UK           84,051(L)       5.87%(L)(1)           1.19%
                           Holdings Limited                       93,750(S)       6.55%(S)(1)           1.32%
Common Shares (H shares)   Barclays PLC(3)                        84,051(L)       5.87%(L)(1)           1.19%
                                                                  93,750(S)       6.55%(S)(1)           1.32%

----------
(1) The letter "L" denotes a long position and the letter "S" denotes a short position.
(2) As at June 18, 2008, 2008, Sumitomo Life Insurance Company was deemed to be interested in 85,852,000 H shares

     (representing approximately 6.00% of the total H shares of the Company or 1.21% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company Limited, a controlled corporation of Sumitomo Life Insurance Company.
(3) As at June 18, 2008, Barclays PLC owned 92.3% shares of Barclays Global Investors UK Holdings Limited. According to the Securities and Futures Ordinance, Barclays PLC is deemed to hold the share interests of Barclays Global Investors UK Holdings Limited.

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

     Prior to the A Share Offering in December 2006, we were controlled by GRGC, which is a subsidiary of the MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. Consequently, in accordance with the requirements of IAS 24, Related Party Disclosures, subsidiaries and associates of the MOR and GRGC and all other state controlled enterprises and their subsidiaries, were also related parties of us. As a result of the A Share Offering on December 22, 2006, we are no longer controlled by GRGC, although it still exercises significant influence over us by virtue of being our single largest shareholder. Consequently, under IAS 24, Stated-owned companies other than GRGC and its subsidiaries were no longer considered as related parties of the Company. Therefore, as of December 31, 2007, the Company had the following material related parties:

Name of related parties                                               Relationship with the Company
PARENT OF MAJOR SHAREHOLDERS, MAJOR SHAREHOLDER AND FELLOW
 SUBSIDIARIES
Ministry of Railways, or MOR                                          Parent of GRGC
MOR's Railroad Deposit-taking Center                                  Branch of the parent of GRGC
Guangzhou Railway (Group) Company, or GRGC                            Major shareholder
Guangzhou Railway Group Yang Cheng Railway Enterprise Development     Subsidiary of GRGC
 Company, or Yangcheng Railway Company
Guangmeishan Railway Company Limited, or Guangmeishan                 Subsidiary of GRGC
Guangzhou Railway (Group) Guangshen Railway Enterprise Development    Subsidiary of GRGC
 Company (the Predecessor as defined in Note 1 to our audited consolidated financial statements, or GEDC
Guangzhou Railway Material Supply Company                             Subsidiary of GRGC
Guangzhou Railway Engineer Construction Enterprise Development        Subsidiary of GRGC
 Company, or Engineer Construction Enterprise

Yuehai Railway company Limited                                        Subsidiary of GRGC
Sichuan Railway Company Limited                                       Subsidiary of GRGC
CYTS Guangdong Railway Shenzhen Co., Ltd                              Subsidiary of GRGC
Changsha Railway Construction Company Limited                         Subsidiary of GRGC
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd       Subsidiary of GRGC
Guangdong Sanmao Enterprise Development Company Limited               Subsidiary of GRGC
Guangzhou Qingda Transportation Company Limited                       Subsidiary of GRGC
Shichang Railway Company Limited                                      Subsidiary of GRGC
ASSOCIATES OF THE COMPANY
Guangzhou Tiecheng Enterprise Company Limited                         Associate of the Company
Zengcheng Lihua Stock Company Limited                                 Associate of the Company
Shenzhen Guangshen Railway Civil Engineering Company                  Associate of the Company

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

     We have agreed with GRGC and GEDC as to certain mutual indemnities arising from or in respect of the various assets and liabilities transferred to or retained by the parties. The purpose of the indemnities is to ensure that none of Guangshen Railway, GRGC or GEDC will bear liabilities that it has not agreed to assume, even in cases where third parties have not consented to the division of liabilities among them and continue to make claims against an entity that has not assumed the relevant liability. GRGC and GEDC have agreed to indemnify Guangshen Railway against any claims arising from facts or events prior to the Restructuring as well as any claims against Guangshen Railway in respect of assets and liabilities retained by them in the Restructuring.

     After the Restructuring, GEDC, Yangcheng Railway Company and GRGC (together with some of its subsidiaries) continued to provide social services to Guangshen Railway on a contractual basis. These services included medical care for our employees and their family members, kindergarten, elementary and secondary school education for the children of employees, room and board for our employees traveling on business, employee housing management and maintenance and public security in our stations and on-board our trains. GEDC provided most of these services through its facilities in Shenzhen. GRGC and Yangcheng Railway Company provide to Guangshen Railway in Guangzhou other services, including health care, employee training and childcare. For the services rendered, Guangshen Railway paid GRGC, Yangcheng Railway Company or GEDC, as the case may be, reasonable, arm's-length fees. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under such contractual arrangements.

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

     In connection with the acquisition of the railway transportation business of Guangzhou-Pingshi Railway from Yangcheng Railway Company, which would affect the scope of the above services, the Company, in November 2004, entered into, inter alia, two conditional comprehensive services agreements with GRGC and Yangcheng Railway Company in relation to certain continuing connected transactions. Such agreements could only become effective upon the completion of the Acquisition. As it was anticipated that the Acquisition would not be completed before March 2006, the Company, on January 13, 2006, entered into the GRGC Provisional comprehensive services agreement to govern certain continuing connected transactions between GRGC and its associates during the period between March 2006 and completion of the Acquisition. In addition, the Company entered into the GEDC comprehensive services agreement in January 2006. These two agreements have been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Company and its subsidiaries, and on arm's length basis between the relevant parties. The GEDC comprehensive services agreement and the GRGC Provisional comprehensive services agreement replace and supersede all the existing agreements or arrangements that have been entered into between the Company and GRGC, its subsidiaries and controlled entities, including Yangcheng Railway Company, to the extent that they covered the same services including the master agreements entered into by the Company when the Company was listed on the HKSE in 1996. Each of the GRGC Provisional comprehensive services agreement and the GEDC comprehensive services agreement became effective from March 3, 2006 after being approved by our shareholders' general meeting.

     After the completion of the Acquisition in January 2007, the GRGC Provisional comprehensive services agreement has ceased to have any effect, and the conditional GRGC comprehensive services agreement and the Yangcheng comprehensive services agreement originally entered into in November 2004 have become effective and unconditional.

     The GEDC comprehensive services agreement has a term of three years ending on December 31, 2008. According to this agreement, the aggregate annual service fees payable by the Company to GEDC shall not exceed RMB74.91 million, RMB76.41 million and RMB77.94 million for the three years ending December 31, 2006, 2007 and 2008, respectively. In anticipation of the completion of the construction of the Fourth Rail Line and the increase of new EMUs, the Company expects that more complementary services from GEDC will be required and the annual cap for the continuing connected transactions under the GEDC comprehensive services agreement for the financial year ending December 31, 2007 was required to be increased. Accordingly, the Company and GEDC entered into a supplemental agreement on April 19, 2007 to adjust the annual cap for the continuing connected transactions for the financial year ending December 31, 2007 to RMB139.70 million. In addition, under this supplemental agreement, the term of the GEDC comprehensive services agreement was shortened to two years ending on December 31, 2007. Except for the above, all the other terms of the original GEDC comprehensive services agreement remained unchanged. On June 28, 2007, the Supplemental Agreement and the adjustment of the annual cap were approved by the independent shareholders through affirmative votes at the shareholders' general meeting of the Company, at which GRGC and its subsidiaries abstained from voting as related parties. Also, due to expansion of our business activities, the amount of services actually provided by Yangcheng Railway Company under the Yangcheng comprehensive services agreement has exceeded the annual maximum under the Yangcheng comprehensive services agreement. Consequently, the annual maximum for services provided by Yangcheng Railway Company in the year ended December 31, 2007 was increased from RMB260 million to RMB389 million, which increase was approved by our independent shareholders at the second extraordinary shareholders' general meeting held on December 27, 2007.

     As the GRGC comprehensive services agreement, the Yangcheng comprehensive services agreement and the GEDC comprehensive services agreement have all expired on December 31, 2007, the Company entered into new comprehensive services agreements on November 5, 2007 with each of GRGC, GEDC and Yangcheng Railway Company in relation to the continuing connected transactions and the new agreements were approved by the independent shareholders at the second extraordinary shareholders' general meeting held on December 27, 2007. Each of these new master agreements contain arm's length terms and have a term of three years, beginning on January 1, 2008 and ending on December 31, 2010. The services provided and the pricing arrangements between the parties under the new master agreements are largely the same as those under the old master agreements. Under the new comprehensive service agreements, for the three years ending December 31, 2008, 2009 and 2010, respectively, the proposed aggregate annual service fees payable by the Company to GRGC shall not exceed RMB3,943.7 million, RMB4,339.7 million, and RMB4,779.7 million, respectively; the fees payable to Yangcheng Railway Company shall not exceed RMB 447.3 million, RMB 514.3 million, RMB591.5 million, respectively; and the fees payable to GEDC shall not exceed RMB197.6 million, RMB227.3 million, RMB261.4 million, respectively.

     In addition, the Company entered into three demolition compensation agreements with GEDC on June 20, 2007 with total consideration of RMB61.1 million. The Company also entered into four demolition compensation agreements with several enterprises controlled by GEDC for 12 months ending June 20, 2007. The total consideration under these agreements is RMB4.1 million.

     The chart below sets forth the material transactions the Company undertook with related parties in 2005, 2006 and 2007:

                                                                                                 2005          2006           2007
                                                                                            ---------     ---------     ----------
RECURRING TRANSACTIONS:                                                                       RMB'000       RMB'000        RMB'000
-----------------------                                                                     ---------     ---------     ----------
TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES

I. INCOME

     Provision of train transportation and related services to other
      railway companies controlled by MOR (1)                                               (304,842)     (315,847)     (2,658,698)

     Revenue received, processed and allocated by MOR ((1) and (5))

     - long distance passenger transportation                                               (575,849)     (800,859)     (5,318,369)

     - cargo forwarding railway usage fees                                                  (123,763)     (124,465)       (906,516)

     Provision of repairing service for cargo truck of GRGC and MOR                           28,799       (32,787)       (175,284)

     Provision of train transportation service to GRGC and its subsidiaries (1)                    -       (22,295)       (316,182)

     Interest income received/receivable from MOR Deposit-taking Centre                       (5,530)       (5,331)              -

II. CHARGES AND PAYMENTS

     Services charges allocated from MOR for train transportation and related services offered by other railway companies controlled by
      MOR ((1) and (5))                                                                      290,825       410,353       1,990,297

     Operating lease rentals paid/payable to MOR (1)                                          50,804        40,885         156,628

     Provision of train transportation service provided by GRGC
      and its subsidiaries (1)                                                                 8,449        26,065         213,388

     Social services (employee housing, health care, educational and public security services and other ancillary services) provided by the GEDC
      under a service agreement (2)                                                           78,227        74,520         429,655

     Operating lease rental paid to GRGC for the land use right                                    -             -          50,000

     Purchase of materials and supplies from Guangzhou Railway Material
      Supply Company (3)                                                                      73,146        89,731         577,352

     Provision of repair and maintenance services provided by GRGC and its
subsidiaries(1)
                                                                                                   -             -          82,478

     Interest expenses paid/payable to GRGC, net (4)                                             721             -               -
                                                                                            --------------------------------------

NON-RECURRING TRANSACTIONS:
---------------------------

I. TRANSACTIONS WITH MOR AND GRGC AND ITS SUBSIDIARIES

     Disposal of an available-for-sale investment                                           (121,854)            -               -

     Partial disposal of part of equity interests in a subsidiary                                  -       (35,224)              -

     Provision of repair and maintenance services by GRGC and its
      subsidiaries(1)                                                                         73,134        21,779          21,633

     Provision of construction management services by GRGC in connection
      with the construction of fixed assets of the Company (4)                                 6,194         9,326           9,288

     Provision of supplies and materials by subsidiaries of GRGC (3)                           5,249         4,045             -

     Provision of construction projects(2)                                                         -        70,537        52,662

     Payment of a deposit for the acquisition of net assets of Yangcheng
      Railway Company (7)                                                                          -     5,265,250     4,873,332

     Other service provided with subsidiaries of GRGC (3)                                          -             -        50,569

II. TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES

     Provision of construction project and related service (3)                             1,148,781     3,112,131             -

     Provision of repair and maintenance services (3)                                         75,867       105,641             -

     Provision of supplies and materials (3)                                                   5,977        15,051             -

     Purchase of fixed assets (3)                                                             55,803       207,688             -
                                                                                           -------------------------------------

----------
(1) The service charges are determined based on a pricing scheme set by MOR or made reference to current market prices with guidance provided by MOR.

(2) The service charges are levied based on contracted prices determined based on cost plus a profit margin.

(3) The prices are based on mutual negotiation between the contract parties with reference to guidance provided by MOR.

(4) Pursuant to the provisions of a construction management agreement and several supplemental agreements, we entered into with GRGC in 2005 and 2006, GRGC has undertaken to provide project management services to the Company for monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are mostly other State-owned companies, employed for the construction of certain railway and railway stations of the Company, including the Fourth Rail-Line. The management service fees are determined based on the pricing scheme set by MOR.

(5) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in cooperation with MOR and other railway companies owned and controlled by MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies and centrally collected and processed by MOR. Certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in connection with the provision of these services. On the other hand, the Company is also allocated by MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by MOR based on its standard charges applied on a nationwide basis. The Company is unable to independently validate these revenues and charges allocated by MOR based on any self generated source data or information. In addition, there is no established formal channel for the Company to lodge any query or objection to the amounts allocated.

     As of December 31, 2006 and 2007, we had the following material balances with our related parties:


                                                                    2006          2007
                                                               ---------      --------
                                                                 RMB'000       RMB'000
                                                               ---------      --------
Cash and cash equivalents maintained in MOR Deposit-taking
 Centre (See Note 34(b) to our audited consolidated
 financial statements)                                            25,786             -

Short-term time deposits in MOR Deposit-taking Centre (see
 Note 20 to our audited consolidated financial statements)       169,739             -

Due from/(to) GRGC                                                31,584       (78,262)
  - Trade balance (6)                                             28,234       (96,995)
  - Non-trade balance                                              3,350        18,733

Deposit for acquisition of Yangcheng Railway Company(7)        5,265,250             -

Due from subsidiaries of GRGC                                        173        82,100
  - Trade balance                                                     61        17,843
  - Non-trade balance                                                112        64,257

Due to subsidiaries of GRGC                                     (220,915)     (940,928)
  - Trade balance (8)                                            (39,813)     (157,001)
  - Non-trade balance (9)                                       (181,102)     (783,927)

Due from an associate                                                  -         1,825
  - Trade balance                                                 12,312        14,137
  Less: impairment provision (11)                                (12,312)      (12,312)

Due to an associate                                              (29,686)       (2,935)
  - Non-trade balance (10)                                       (29,686)       (2,935)

----------
(6) The trade balances due from/to GRGC, subsidiaries of GRGC and MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in note (4) above.
(7) As of December 31, 2006, the balance represents 51% of the agreed-upon consideration paid to GRGC for the acquisition of the net assets of Yangcheng Railway Company as a deposit (see Note 38 to our audited consolidated financial statements).
(8) The trade balances due to related parties mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Company together with its subsidiaries and the parties.
(9) The non-trade balance due to related parties mainly represents the deposits received from those related parties.
(10) The non-trade balance due to other state-owned companies as of December 31, 2007 mainly represents the payable balances arising from unsettled fees for construction projects undertaken for the Company.
(11) Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

     As of December 31, 2007, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

     Our related party transactions have been carried out on usual terms according to the conditions and waiver granted by Hong Kong Exchange and the contracts entered into between our related parties and us. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2007. Our independent non-executive directors confirmed that, these transactions (which are "connected transactions" as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) entered into by us in 2007 were entered into in the ordinary and usual course of our business on normal commercial terms or on terms that were fair and reasonable so far as our shareholders were concerned, or in accordance with the terms of an agreement governing such transactions or, where there was no such agreement, on terms no less favourable than those offered to (or from) independent third parties.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable

ITEM 8. FINANCIAL INFORMATION

ITEM 8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

ITEM 8A.1 -- ITEM 8.A.6:

     See pages F-1 to F-58 following ITEM 19.

ITEM 8A.7 LEGAL PROCEEDINGS

     As of December 31, 2007, the Company's investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited, or Tiecheng, amounted to approximately RMB87.8 million at carrying value.

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

     On April 23, 2008, our Board of Directors proposed a final dividend distribution of RMB0.08 per share to our shareholders for the year ended December 31, 2007. The final dividend payment was approved by the shareholders at our 2007 annual general meeting held on June 26, 2008.

ITEM 8B. SIGNIFICANT CHANGES

     Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

ITEM 9A. OFFER AND LISTING DETAILS

PRICE RANGE OF OUR H SHARES AND ADSS

     As of December 31, 2007 and June 18, 2008, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2007 and June 18, 2008, there were, respectively, 4,695,894 and 5,096,104 ADSs outstanding held by 177 and 176 registered holders. The depositary for the ADSs is JPMorgan Chase Bank. On April 25, 2008, JPMorgan Chase Bank signed an agreement with Wells Fargo Bank, pursuant to which Wells Fargo Bank will provide the depositary service for our ADSs on behalf of JPMorgan Chase Bank.

     The Hong Kong Exchange is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:


                                   NEW YORK STOCK EXCHANGE    HONG KONG EXCHANGE
                                   -----------------------    ------------------
        CALENDAR PERIOD             HIGH             LOW       HIGH        LOW
---------------------------------  -----             -----    ------       -----
                                        (US$ PER ADS)          (HK$ PER H SHARE)
2003 ............................. 15.10              8.10      2.25       1.26
2004 ............................. 20.74             11.50      3.35       1.76
2005                               20.50             13.07     3.225       2.00
2006
  January to March ............... 21.25             15.45     3.275       2.30
  April to June .................. 22.72             14.70     3.525      2.275
  July to September .............. 22.79             17.80      3.55       2.75
  October to December ............ 35.24             19.90      5.41       3.08
2007
  January to March ............... 36.84             26.80      5.48       4.30
  April to June .................. 44.13             31.57      7.24       4.90
  July to September .............. 44.50             28.82      6.74       6.68
  October to December ............ 45.59             32.81      6.93       5.15
2008
  January ........................ 37.02             30.79      5.83       4.80
  February ....................... 34.21             30.73      5.34       4.83
  March .......................... 33.00             24.25      5.10       3.70
  April .......................... 30.01             25.08      4.65       3.91
  May ............................ 29.65             24.71      4.59       3.84
  June (through June 18) ......... 25.75             22.42      4.09       3.50

     During the year ended December 31, 2007, we did not purchase, sell or redeem any of our H shares.

     In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange on December 22, 2006.

ITEM 9B. PLAN OF DISTRIBUTION

     Not applicable.

ITEM 9C. MARKETS

     Our H shares are listed on the Stock Exchange of Hong Kong under the stock code "0525" and American Depositary Shares representing our H shares are listed on the New York Stock Exchange under the stock code "GSH". Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code "601333".

ITEM 9D. SELLING SHAREHOLDERS

     Not applicable.

ITEM 9E. DILUTION

     Not applicable.

ITEM 9F. EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

     We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is (CHINESE CHARACTERS), and its English translation is Guangshen Railway Company Limited.

ITEM 10A. SHARE CAPITAL

     We issued a total of 2,747,987,000 A shares in our initial public offering of A shares on the PRC domestic market in December 2006, and raised proceeds of approximately RMB10.0 billion. Each A share has a par value of RMB1.00 and have been listed for trading on the Shanghai Stock Exchange.

     The total number of shares of the Company after the A Share Offering is RMB7,083,537,000.

     As of December 31, 2007, our issued share capital consisted of:

                                                           NUMBER    PERCENTAGE
TYPE OF SHARE CAPITAL                                   OF SHARES      OF SHARE
---------------------                                      ('000)           (%)
                                                        ---------    ----------
Domestic tradable shares with restriction
 on sales (A shares)                                    2,904,250          41.0
Domestic tradable shares without restriction
 on sales (A shares)                                    2,747,987          38.8
H shares                                                1,431,300          20.2
                                                        ---------        ------
Total                                                   7,083,537        100.00

PUBLIC FLOAT

     As at June 18, 2008, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

PRE-EMPTIVE RIGHTS

     There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Described below is a summary of the significant provisions of our Articles of Association as currently in effect. As this is a summary, it does not contain all the information that may be important to you. A copy of our complete Articles of Association that took effect on June 26, 2008 and is attached hereto as Exhibit 1.1.

GENERAL

     We are a joint stock limited company established in accordance with the Company Law of China, the Rules of the State Council on the Overseas Issuance and Listings and other relevant laws and regulations of the PRC. Guangshen Railway was established by way of promotion with approval evidenced by the document "Ti Gai Sheng" [1995] No. 151 of the PRC's State Commission For Economic Restructuring. We were registered with and obtained a business license from the Administration for Industry And Commerce of Shenzhen, Guangdong Province on March 6, 1996. The number of our business license is Shen Si Zi 4403011022106. Article 12 of our Articles of Association states that our object is to carry on the business of railway transportation.

SIGNIFICANT DIFFERENCES BETWEEN H SHARES AND A SHARES

     Holders of H shares and A shares (also referred to as domestic shares), with minor exceptions, are entitled to the same economic and voting rights. However, our Articles of Association provide that holders of H shares will receive dividends in Hong Kong dollars while holders of A shares will receive dividends in Renminbi. Other differences between the rights of holders of H shares and A shares relate primarily to ownership and transferability. H shares may only be subscribed for and owned by legal and natural persons of Taiwan, Hong Kong, Macau or any country other than the PRC, and must be subscribed for, transferred and traded in a foreign currency. Other than the limitation on ownership, H shares are freely transferable in accordance with our Articles of Association. A shares may only be subscribed for and owned by legal or natural persons in the PRC, and must be subscribed for and traded in Renminbi. Transfers of A shares are subject to restrictions set forth under PRC rules and regulations, which are not applicable to H shares, and also to restrictions on transfers of shares owned by the PRC government, and by our directors or employees. A shares and H shares are also distinguished by differences in administration and procedure, including provisions relating to notices and financial reports to be sent to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and appointment of dividend receiving agents.

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

     We are not permitted to enter into any contract with any person other than a director, supervisor, general manager, deputy general manager, or other senior officers of the Company whereby the management and administration of the whole of the Company or any material business of Guangshen Railway is to be handed over to such person without the prior approval of the shareholders in a general meeting.

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

     The following matters shall be resolved by way of special resolution of the shareholders' general meeting :

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

     Our directors' compensation is determined by resolutions approved at shareholders' general meetings. Our directors have no power to approve their own compensation.

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

REDUCTION OF SHARE CAPITAL AND PURCHASE BY US OF OUR SHARES

     We may, following the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase any of our issued shares under the following circumstances:

     (1)  cancellation of shares for capital reduction;

     (2)  merging with another company that holds our shares;

     (3)  paying shares to our employees as bonus; or

     (4) repurchasing, upon request, any shares held by any shareholder who is opposed to the Company's resolution for merger or spin-off at a shareholders' general meeting.

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

     -    Payment by us in consideration for:

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

     "Controlling shareholder" means a shareholder whose shareholdings represent over 50% of the total share capital of the Company, or if less than 50%, whose entitlement to voting rights is sufficient to materially affect the resolutions at general meetings of the Company.

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

RECENT AMENDMENTS TO OUR ARTICLES OF ASSOCIATION

     In May 2005 and May 2006, in anticipation of A Share Offering, we made conditional amendments to our draft Articles of Association to meet applicable PRC regulatory requirements, in particular, the Mandatory Provisions for the Articles of Association of

Companies to be Listed Outside China and the new Company Law effective from January 1, 2006. The proposed amendment to our draft Articles of Association was furnished to the SEC as Exhibit 99.1--Appendix I to the Form 6-K filed on April 18, 2006 (the conditional Articles of Association, as amended, will be referred to hereinafter as the "Conditional AOA"). In addition, our annual general meeting of shareholders approved further amendments to our then effective Articles of Association on May 11, 2006, pursuant to the new Company Law effective from January 1, 2006. After the completion of the A Share Offering in December 2006, the Conditional AOA did not take effect until March 2007 after we made further amendments to it and completed the required filings and registrations with the relevant government authorities. Upon the completion of our A Share Offering, Guidelines for the Articles of Associations of Listed Companies, as amended, in March 2006 issued by the China Securities Regulatory Commission, or the CSRC Guidelines, became applicable to us. In accordance with this CSRC Guidelines, we proposed further amendments to our Articles of Association for consideration of our shareholders' general meeting of 2006. On June 28, 2007, the amendment was approved at our shareholders' general meeting of 2006. In 2008, we made some minor amendments to our Articles of Association, which amendments were approved by shareholders at our annual shareholders' general meeting held on June 26, 2008. The amendment will not come into effect until after the completion of required filing and registration with relevant governmental authorities.

ITEM 10C. MATERIAL CONTRACTS

     Except for the loan agreements, Acquisition Agreement and the connected transaction agreements we entered into with various banks, Yangcheng Railway Company, GRGC and other related parties as discussed in "Item 5B. Liquidity and Capital Resources" and "Item 7. Major Shareholders and Related Party Transactions", all other material contracts we entered into during the fiscal years of 2006 and 2007 were made in the ordinary course of business.

ITEM 10D. EXCHANGE CONTROLS

     The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People's Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of Renminbi into U.S. dollars in China currently must be based on the People's Bank of China rate. The People's Bank of China rate is set based on the previous day's Chinese interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. As of June 2008, this change in policy has resulted in a more than 18% appreciation of the Renminbi against the U.S. dollar ever since July 2005. Under the new policy, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.

     Any future fluctuation of the Renminbi against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2007, due to the continuous appreciation of RMB against U.S. dollar and Hong Kong dollar, we incurred a foreign exchange loss of approximately RMB2.5 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future, or, therefore, that our Hong Kong dollar revenues will insulate us from changes in the Renminbi-U.S. dollar and Renminbi-HK dollar exchange rates. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

     We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2007, we maintained the equivalent of approximately RMB12.8 million in U.S. dollar or Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3.1 (a) of our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

ITEM 10E. TAXATION

PRC TAXATION

TAX BASIS OF ASSETS

     As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.

INCOME TAX

     From January 1, 1994 to December 31, 2007, income tax payable by PRC domestic enterprises, including state owned enterprises and joint stock companies, has been governed by the PRC Enterprise Income Tax Provisional Regulations and its implementation measures, or EIT regulations, which provide for an income tax rate of 33%, unless a lower rate was provided by law, administrative regulations or State Council regulations. Guangshen Railway was generally subject to tax at a rate of 33% pursuant to the EIT Regulations. However, as a result of our incorporation in the Shenzhen Special Economic Zone, our corporate income tax rate was reduced to 15%. Pursuant to an approval from the Shenzhen Local Tax Bureau dated November 12, 1997, Guangshen Railway was also entitled to a 50% further reduction of income tax arising from our high-speed train services in 1997, 1998 and 1999. To the extent that Guangshen Railway engages in other businesses through subsidiaries, those other companies were subject to corporate income tax rates of either 15% or 33% (applicable to places other than Shenzhen), depending mainly on their places of incorporation.

     On March 16, 2007, the National People's Congress of the PRC promulgated the PRC

Enterprise Income Tax Law, or the new EIT Law, which has taken effect from January 1, 2008. According to the new EIT Law, the preferential income tax rate of 15% that was applicable to companies incorporated in Shenzhen and other special economic zones will be phased out in five-years beginning on January 1, 2008, and after such five-year period, the applicable tax rate will become 25%, i.e., the unified income tax rate applicable to almost all domestic companies in the PRC with minor exceptions. Within the five-year transitional period, the tax rates applicable to those companies which used to enjoy a preferential tax rate of 15% will become 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and
2012, respectively.

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

UNITED STATES FEDERAL INCOME TAXATION

     The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address all of the United States federal income tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

     -    banks, insurance companies and financial institutions;
     -    United States expatriates;
     -    tax-exempt entities;
     -    certain insurance companies;
     -    broker-dealers;
     -    traders in securities that elect to mark to market;
     -    U.S. holders liable for alternative minimum tax;
     -    U.S. holders that own 10% or more of our voting stock;

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

     This discussion does not address any United States federal estate or gift tax consequences, or any state, local or non-United States tax consequences of the purchase, ownership and disposition of the H shares or ADSs.

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

DISTRIBUTIONS ON THE H SHARES OR ADSS

     The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a "qualified foreign corporation" for United States federal income tax purposes. A qualified foreign corporation includes:

     - a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

     - a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States,

but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year the dividend is paid or the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC and we are considered eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the Treaty. Our status as a qualified foreign corporation, however, may change.

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

     If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars on such date. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as foreign currency exchange gain or loss that is United States source ordinary income or loss for foreign tax credit limitation purposes.

     Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, may be creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and will be treated as "passive category income" or, in the case of some U.S. holders, "general category income." You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

SALE, EXCHANGE OR OTHER DISPOSITION

     Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15% where the H shares or ADSs have been held more than one year. Your ability to deduct capital losses is subject to limitations.

     If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition to the date you convert the payment into U.S. dollars will be treated as foreign currency exchange gain or loss that is United States source ordinary income or loss for foreign tax credit limitation purposes.

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

     We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

     If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to "excess distributions" made by us on the H shares or ADSs and with respect to gain from a disposition of the H shares or ADSs. An "excess distribution" generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is allocated to the current year, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

     The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid "mark-to-market" election. If your H shares or ADSs were treated as shares regularly traded on a "qualified exchange" for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the H shares or ADSs will be adjusted to reflect any such gain or loss. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for United States federal income tax purposes.

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

TAXATION OF CAPITAL GAINS

     No capital gain tax is generally imposed in Hong Kong in respect of capital gains from the sale of shares (such as the H shares). However, if trading gains from the sale of property by persons as part of profit making are regarded as carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, such trading gains will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals. Gains from sales of the H shares affected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

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

ITEM 10F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

ITEM 10G. STATEMENT BY EXPERTS

     Not applicable.

ITEM 10H. DOCUMENTS ON DISPLAY

     We filed with SEC in Washington, D.C. a registration statement on Form F-1 (Registration No. 333-3382) under the Securities Act of 1933, as amended, in connection with our global offering of American depositary shares in May 1996. The registration statement contains exhibits and schedules. For further information with respect to our Company and our American depositary shares, please refer to the registration statement and to the exhibits and schedules filed with the registration statement.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following paragraphs describe the various market risks to which we were exposed as of December 31, 2006 and 2007.

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

     The monetary assets held by the Company that are denominated in USD and HKD as of December 31, 2006 and 2007 are set forth below.

                                                               AS OF DECEMBER 31
MONETARY ASSETS                                CURRENCY        2006        2007
                                           DENOMINATION   (RMB'000)   (RMB'000)
                                           ------------   ---------   ---------
Current assets
Cash and cash equivalent                           USD       23,701       3,505
Cash and cash equivalent                           HKD       51,988       9,312
Other receivables                                  HKD          603         562
Trade payables                                     USD           --      (1,005)

     The Company may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. The Company has not used any means to hedge the exposure to foreign exchange risk.

     On July 21, 2005, the PRC government announced that the RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with the USD on or after that day. As a result, RMB appreciated by approximately 2% as compared to USD based on the exchange rate announced on that day and subsequently continued to appreciate throughout the remainder of 2005 through June 2008. As of June 2008, this change in policy has resulted in a more than 18% appreciation of the Renminbi against the U.S. dollar ever since July 2005. The Company suffered foreign exchange losses of approximately RMB 2,468,000 in the year ended December 31, 2007. The losses were recorded as finance costs in the income statement for the year ended December 31, 2007. As of December 31, 2007, our balances denominated in Hong Kong dollars and U.S. dollars were translated into Renminbi at the applicable market exchange rates as of that date and amounted to approximately RMB12.4 million. If the applicable market exchange rates were to change by 10%, this would result in a change in fair value of approximately RMB1.2 million in these balances. For the year ended December 31, 2007, the interest income derived from our cash balances at banks and temporary cash investments amounted to approximately RMB57.2 million. A 10% change in interest rates would have resulted in a change in interest income of approximately RMB5.7 million.

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

INTEREST RATE RISKS

     As of December 31, 2007, funds that we do not need in the short term are generally kept as temporary cash deposits in state-owned commercial banks in the form of demand deposits. We do not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2007, we had RMB2.85 billion in loans outstanding.

     As the Company has no significant interest-bearing assets (except for deposits placed with banks), the Company's income and operating cash flows are not materially affected by the changes of market interest rates. The Company's interest rate risk arises mainly from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk.

     As of December 31, 2007, if interest rates on bank borrowings had been 10 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been approximately RMB2.3 million lower/higher, mainly as a result of higher/lower interest expense.

CREDIT RISKS

     The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and due from related parties represent the Company's maximum exposure to credit risk in relation to financial assets.

     Cash and short term liquid investments are placed with reputable banks. See Notes 34(b) of our audited consolidated financial statements, included elsewhere in this annual report. No significant credit risk is expected.

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

LIQUIDITY RISKS

     Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company's treasury function allows flexibility in funding by maintaining committed credit lines.

     We monitor rolling forecasts of our liquidity reserves (comprises undrawn borrowing facilities and cash and cash equivalents on the basis of expected cash flows). See Note 3.1 (d) to our audited consolidated financial statements, which is included elsewhere in this annual report, analyzing the Company's financial liabilities into relevant maturity groupings based on the remaining period at the date of the balance sheet to the contractual maturity date. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

     Except as described above and in Note 3 to our audited consolidated financial statements herein, our management believes that as of the end of December 31, 2007, at present and in our normal course of business, we are not subject to any other market-related risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

     Our Chairman of the Board, General Manager, and Chief Accountant, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that, as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and regulations.

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

     For the year ended December 31, 2007, under the supervision, and with the participation, of our Chairman of the Board, General Manager, and Chief Accountant, we conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our company's management has concluded that its internal control over financial reporting was effective as of December 31, 2007. Such assessment does not include the assessment of the internal control over financial reporting relating to the railway transportation business of Yangcheng Railway Company, which we acquired in January 2007. The total assets and revenue of Yangcheng Railway Company accounted for approximately 36.9% and 57.0%, respectively, of the related consolidated financial statements amounts as of and for the year ended December 31, 2007.

     The effectiveness of our company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), our company's independent registered public accountants, as stated in its report included elsewhere in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     We identified the following material weaknesses in our internal control over financial reporting for the year ended December 31, 2006:

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

     In 2007, we have implemented the following remediation measures to cure the weaknesses described above:

     - we have engaged an independent registered public accounting firm and professionals with international auditor's qualification other than our auditor that are familiar with IFRS to assist our accounting team in the preparation of our financial statements under IFRS. Starting from the year ended December 31, 2007, we are only required to include our financial statements prepared under IFRS in such annual report on Form 20-F to be filed with the SEC;

     - we have engaged external consultants to provide trainings to our accounting team regarding the IFRS and the relevant requirements under the Sarbanes-Oxley Act;

     - we have enhanced our accounting policies and procedures to provide additional guidelines and criteria for the evaluation of the status of our construction-in-progress in order to ensure that such information is communicated on a regular basis from the relevant departments of the Company to our accounting team, so that we can accurately reflect the construction-in-progress and fixed assets balances in our financial statements. We have also designated experienced personnel to handle such processes; and

     - we performed an examination of the status of each of our construction projects, on an individual basis, as of December 31, 2007. Construction that has been completed and ready for its intended use has been recorded as fixed assets in our financial statements and we have commenced depreciation of these assets accordingly, while for construction that has not yet been completed, we evaluated their respective status and applied appropriate accounting treatment in our financial statements.

     As of December 31, 2007, our management determined that applicable controls were effectively designed and operating so as to enable our management to conclude that the above described material weaknesses have been remediated.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Dr. Wilton Chau Chi Wai is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Chau and each of the other members of the Audit Committee is an "independent director" as defined in Section 303A.02 of the NYSE Listed Company Manual.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our General Manager, Chief Accountant, and other senior officers on April 20, 2004. On April 23, 2008, we amended our code of ethics pursuant to Section 404 of the Sarbanes-Oxley Act. A copy of this amended code of ethics is filed as Exhibit 11.1 hereto.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our auditor for 2008 have been approved at the annual general meeting of Guangshen Railway held on June 26, 2008.

     PwC was our auditor for 2007, 2006 and 2005.

     The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2006 and 2007.


                                2006                 2007
                                ----                 ----
                                     (RMB MILLIONS)
Audit Fees                      5.82                 8.0
Audit-related Fees              1.16                   -
Tax Fees                           -                   -
All Other Fees                     -                   -
                         ---------------      ---------------
Total                           6.98                 8.0
                         ===============      ===============

----------
Notes:
1. Traveling expenses and tax fees are included in the audit fees and do not require additional payment.
2. As of December 31, 2007, there did not exist any amount that became payable but remained outstanding.
3. The audit-related fees paid to PwC are related to the services for a pre-clearance matter in relation to the audit. The board of directors does not believe that such fees have affected the independence of the auditing.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     During the year ended December 31, 2007, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

PART III

                         ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

                          ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-58 following ITEM 19.

                                ITEM 19. EXHIBITS

     (a) See pages F-1 to F-58 following this item.

     (b) Index of Exhibits

     Documents filed as exhibits to this annual report:

Exhibit
Number         Description
-------        -----------
1.1            Amended and Restated Articles of Association

4.1            Land Lease Agreement dated November 15, 2004 between Guangshen
               Railway Company Limited and Guangzhou Railway (Group) Company*

4.2            Summary of the Conditional Agreement dated August 9, 2005 between
               Guangshen Railway Company Limited, Qingdao BSP and Bombardier
               Sweden and China International Tendering Company**

4.3            Summary of the Forms of the Surveying and Design Services
               Agreements For Railway Construction and the Construction Services
               Agreements, dated May 15, 2006 for the Fourth Line**

4.4            Summary of the Agreement between Guangshen Railway Company
               Limited and Guangzhou Zhongche Railway Rolling Stock Sales and
               Services Company Limited for the lease of electric train-set dated June 22, 2006**

4.5 Supplemental agreement to the comprehensive services agreement between Guangshen Railway Company Limited and Guangzhou Railway
               (Group) Guangshen Railway Enterprise Development Company, dated
               April 19, 2007***

4.6            Summary of the three loan agreements Guangshen Railway Company
               Limited entered into with three PRC banks in 2006***

4.7            Summary of the three loan agreements Guangshen Railway Company
               Limited entered into with three PRC banks in 2007

4.8            Supplemental agreement to Railway Business Related Assets
               Purchase Agreement dated November 14, 2006 between Guangshen
               Railway Company Limited and Guangzhou Railway Group Yangcheng
               Railway Enterprise Development Company***

4.9 Master comprehensive services agreements dated November 5, 2007 between Guangshen Railway Company Limited and each of GRGC, GEDC and Yangcheng Railway Company

7.1 Statements explaining how certain ratios are calculated in this annual report

8.1            List of subsidiaries of Guangshen Railway Company Limited as of
               December 31, 2007

11.1           Code of Ethics as amended on April 23, 2008

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

**Incorporated by reference from the Registrant's annual report on Form 20-F filed with the SEC on June 29, 2006

***Incorporated by reference from the Registrant's annual report on Form 20-F filed with the SEC on June 28, 2007

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      GUANGSHEN RAILWAY COMPANY LIMITED


Date:  June 26, 2008                      By: /s/ He Yuhua
                                              ---------------------
                                              He Yuhua
                                              Chairman of the Board of Directors

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                           -----
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
   Report of Independent Registered Public Accounting Firm                 F-2,3
   Consolidated Balance Sheets as of December 31, 2007 and 2006              F-4
   Consolidated Income Statements for the years ended December 31, 2007,
      2006 and 2005                                                          F-5
   Consolidated Cash Flow Statements for the years ended December 31,
      2007, 2006 and 2005                                                    F-6
   Consolidated Statements of Changes in Equity for the years ended
      December 31, 2007, 2006 and 2005                                       F-7
   Notes to the Consolidated Financial Statements                            F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements and the consolidated statements of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the "Company") and its subsidiaries ("the Group") at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report On Internal Control over Financial Reporting in
Item 15 appearing on page 106 of the 2007 Annual Report. Our responsibility is to express opinions on these financial statements and on the Group's internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As described in Management's Report on Internal Control Over Financial Reporting in Item 15 appearing on page 106 of the 2007 Annual Report, management has excluded the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company ("Yangcheng Railway") from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Group in a purchase business combination during 2007. We have also excluded Yangcheng Railway from our audit of internal control over financial reporting. The total assets and revenue of Yangcheng Railway represent approximately 36.9% and 57.0%, respectively, of the related consolidated financial statements amounts as of and for the year ended December 31, 2007.

/s/ PRICEWATERHOUSECOOPERS
Hong Kong, June 26, 2008

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2007 AND 2006
                             (Amounts in thousands)

                                                                         December 31,
                                                             -----------------------------------
                                                    Note        2006         2007         2007
                                                    ----     ----------   ----------   ---------
                                                                 RMB          RMB         US$*
                                                             (Note 40)
ASSETS
   NON-CURRENT ASSETS
   Fixed assets                                        6      6,738,477   19,995,286   2,742,838
   Construction-in-progress                            7      4,305,157    1,422,635     195,149
   Prepayment for fixed assets and
      construction-in-progress                                  411,476      891,592     122,304
   Leasehold land payments                             8        625,628      607,971      83,398
   Goodwill                                         9,38             --      281,255      38,581
   Prepayment and deferred acquisition costs
      relating to a business combination              38      5,296,593           --          --
   Interests in associates                            11        122,520      124,350      17,058
   Available-for-sale investments                     12         46,108       46,608       6,393
   Long-term receivable                               14             --       48,547       6,659
   Deferred tax assets                                15        190,843      362,256      49,692
   Deferred staff costs                               16        120,730      141,391      19,395
                                                             ----------   ----------   ---------
                                                             17,857,532   23,921,891   3,281,467
                                                             ----------   ----------   ---------
   CURRENT ASSETS
   Materials and supplies                             17         66,967      153,674      21,080
   Trade receivables, net                             18         62,869       59,749       8,196
   Due from related parties                           37(c)      31,757       83,925      11,512
   Prepayments and other receivables, net             19         98,636      141,674      19,434
   Short-term deposits                                20        169,739           --          --
   Cash and cash equivalents                          34(b)   5,851,831    2,352,351     322,682
                                                             ----------   ----------   ---------
                                                              6,281,799    2,791,373     382,904
                                                             ----------   ----------   ---------
TOTAL ASSETS                                                 24,139,331   26,713,264   3,664,371
                                                             ==========   ==========   =========
   EQUITY
   Common stock, par value RMB1.00 per share,
      7,083,537 shares authorised and outstanding     21      7,083,537    7,083,537     971,678
   Reserves                                           22     13,085,471   14,042,224   1,926,231
                                                             ----------   ----------   ---------
                                                             20,169,008   21,125,761   2,897,909
   MINORITY INTERESTS                                            50,922       55,709       7,642
                                                             ----------   ----------   ---------
TOTAL EQUITY                                                 20,219,930   21,181,470   2,905,551
                                                             ----------   ----------   ---------
LIABILITIES
   NON-CURRENT LIABILITIES
   Borrowings                                         23      1,860,000    2,850,000     390,947
   Retirement benefits obligations                    24         16,917      300,701      41,248
   Deferred tax liabilities                           15          9,802       23,335       3,201
                                                             ----------   ----------   ---------
                                                              1,886,719    3,174,036     435,396
                                                             ----------   ----------   ---------
   CURRENT LIABILITIES
   Trade payables                                     25        240,334      291,423      39,976
   Payables for fixed assets and
     construction-in-progress                                 1,004,750      337,213      46,257
   Due to related parties                             37(c)     250,601    1,022,125     140,209
   Dividends payable                                                 74           46           6
   Income tax payable                                           127,282       89,996      12,345
   Accruals and other payables                        26        409,641      616,955      84,631
                                                             ----------   ----------   ---------
                                                              2,032,682    2,357,758     323,424
                                                             ----------   ----------   ---------
TOTAL LIABILITIES                                             3,919,401    5,531,794     758,820
                                                             ----------   ----------   ---------
TOTAL EQUITY AND LIABILITIES                                 24,139,331   26,713,264   3,664,371
                                                             ==========   ==========   =========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on December 31, 2007 of US$1.00=RMB7.29 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
            (Amounts in thousands, except per share and per ADS data)

                                                                         Years ended December 31,
                                                           -------------------------------------------------
                                                    Note      2005         2006         2007         2007
                                                    ----   ----------   ----------   ----------   ----------
                                                               RMB          RMB          RMB         US$*
                                                            (Note 40)    (Note 40)
Revenues from railroad businesses
   Passenger                                                2,253,335    2,608,838    5,833,538      800,211
   Freight                                                    540,341      565,557    1,326,450      181,955
   Railway network usage and services                         305,790      291,489    2,659,529      364,819
                                                           ----------   ----------   ----------   ----------
                                                            3,099,466    3,465,884    9,819,517    1,346,985
Revenues from other businesses                                177,462      128,590      688,987       94,511
                                                           ----------   ----------   ----------   ----------
Total revenues                                              3,276,928    3,594,474   10,508,504    1,441,496
Operating expenses
   Railroad businesses
      Business tax                                            (86,565)     (98,567)    (221,820)     (30,428)
      Labour and benefits                           27       (597,254)    (718,035)  (1,928,171)    (264,495)
      Equipment leases and services                          (507,627)    (633,036)  (2,595,181)    (355,992)
      Materials and supplies                                 (283,902)    (268,259)  (1,240,801)    (170,206)
      Repair costs, excluding materials
         and supplies                                        (262,973)    (212,435)    (460,133)     (63,118)
      Depreciation of fixed assets                           (289,185)    (317,358)  (1,006,728)    (138,097)
      Amortisation of leasehold land payments                 (15,416)     (16,776)     (15,002)      (2,058)
      Land use right leases                         36(b)          --           --      (50,000)      (6,859)
      Social services charges                                 (78,227)     (74,520)    (396,789)     (54,429)
      Utility and office expenses                            (109,719)    (102,949)    (109,792)     (15,061)
      Others                                                 (108,516)     (85,972)    (309,876)     (42,507)
                                                           ----------   ----------   ----------   ----------
                                                           (2,339,384)  (2,527,907)  (8,334,293)  (1,143,250)
                                                           ----------   ----------   ----------   ----------
   Other businesses
      Business tax                                            (10,493)      (4,885)     (17,611)      (2,416)
      Labour and benefits                           27        (58,761)     (65,710)    (171,921)     (23,583)
      Materials and supplies                                 (103,249)     (83,072)    (161,719)     (22,183)
      Depreciation of fixed assets                             (2,773)      (2,529)     (10,372)      (1,423)
      Amortisation of leasehold land payments                    (165)          --       (1,019)        (140)
      Utility and office expenses                             (14,906)      (9,815)     (96,177)     (13,193)
                                                           ----------   ----------   ----------   ----------
                                                             (190,347)    (166,011)    (458,819)     (62,938)
                                                           ----------   ----------   ----------   ----------
Total operating expenses                                   (2,529,731)  (2,693,918)  (8,793,112)  (1,206,188)
Other income, net                                   28         51,628       64,648       49,816        6,833
                                                           ----------   ----------   ----------   ----------
PROFIT FROM OPERATIONS                                        798,825      965,204    1,765,208      242,141
Finance costs                                       29        (22,738)     (15,970)     (98,487)     (13,510)
Share of results of associates                      11        (19,949)     (28,306)       1,830          251
                                                           ----------   ----------   ----------   ----------
PROFIT BEFORE INCOME TAX                                      756,138      920,928    1,668,551      228,882
Income tax expense                                  30       (110,176)    (149,155)    (232,349)     (31,872)
                                                           ----------   ----------   ----------   ----------
PROFIT FOR THE YEAR                                           645,962      771,773    1,436,202      197,010
                                                           ==========   ==========   ==========   ==========
ATTRIBUTABLE TO:
Equity holders of the Company                                 646,960      771,513    1,431,415      196,353
Minority interests                                               (998)         260        4,787          657
                                                           ----------   ----------   ----------   ----------
                                                              645,962      771,773    1,436,202      197,010
                                                           ==========   ==========   ==========   ==========
DIVIDENDS                                           33        520,266      566,683      566,683       77,734
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE
   EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
   - Basic and diluted                              32        RMB0.15      RMB0.17      RMB0.20     US$0.027
                                                           ==========   ==========   ==========   ==========
EARNINGS PER EQUIVALENT ADS
   - Basic and diluted                                        RMB7.46      RMB8.73     RMB10.10     US$1.385
                                                           ==========   ==========   ==========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on December 31, 2007 of US$1.00=RMB7.29 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                        CONSOLIDATED CASH FLOW STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                             (Amounts in thousands)

                                                                     Year ended December 31,
                                                         -----------------------------------------------
                                                  Note      2005         2006         2007        2007
                                                  ----   ----------   ----------   ----------   --------
                                                             RMB          RMB          RMB        US$*
CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash generated from operations                 34(a)   1,471,525    1,230,958    2,430,689    333,428
   Interest paid                                               (654)      (1,745)    (173,515)   (23,802)
   Income tax paid                                          (90,724)    (117,209)    (299,529)   (41,088)
                                                         ----------   ----------   ----------   --------
Net cash generated from operating activities              1,380,147    1,112,004    1,957,645    268,538
                                                         ----------   ----------   ----------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Payments for acquisition of fixed assets
      and construction-in-progress and
      prepayment for fixed assets, net of
      related parties                                    (1,588,374)  (3,202,670)  (1,107,320)  (151,896)
   Deposits for business combination                             --   (5,265,250)          --         --
   Payment for business combination, net of
      cash acquired                               38             --           --   (4,781,633)  (655,917)
   Disposal of subsidiaries, net of cash
      received                                                   --           --       (7,084)      (972)
   Proceeds from sales of fixed assets                       38,235       42,596       83,701     11,482
   Net cash balance acquired in an acquisition
      of a subsidiary                                            --        1,905           --         --
   Increase / (decrease) in interests in
      associates, net                                        62,700      (42,937)          --         --
   Decrease in short-term deposits with
      maturities more than three months                     613,178      596,392      169,739     23,284
   Interest received                                         53,346       36,633       57,183      7,844
                                                         ----------   ----------   ----------   --------
Net cash used in investing activities                      (820,915)  (7,833,331)  (5,585,414)  (766,175)
                                                         ----------   ----------   ----------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of share capital                       --   10,332,432           --         --
   Share issuance costs                                     (12,972)    (210,747)          --         --
   Proceeds from borrowings                                      --    1,860,000      695,000     95,336
   Dividends paid to the Company's equity
      holders                                              (476,904)    (520,655)    (566,711)   (77,738)
   Dividends paid to minority interests                      (1,857)          --           --         --
                                                         ----------   ----------   ----------   --------
   Net cash (used in) / generated from
      financing activities                                 (491,733)  11,461,030      128,289     17,598
                                                         ----------   ----------   ----------   --------
NET INCREASE / (DECREASE)  IN CASH AND CASH
   EQUIVALENTS                                               67,499    4,739,703   (3,499,480)  (480,039)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR           1,044,629    1,112,128    5,851,831    802,721
                                                         ----------   ----------   ----------   --------
                                                                                                      --
CASH AND CASH EQUIVALENTS, AT END OF YEAR         34(b)   1,112,128    5,851,831    2,352,351    322,682
                                                         ==========   ==========   ==========   ========

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on December 31, 2007 of US$1.00=RMB7.29 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
                             (Amounts in thousands)

                                                  Attributable to equity holders
                        ----------------------------------------------------------------------------------
                                                                       Statutory
                                                  Shares    Statutory    public   Discretionary
                           Share       Share     issuance    surplus    welfare      surplus     Retained   Minority      Total
                          capital     premium      costs     reserve      fund       reserve     earnings   interest     equity
                        ---------- ------------  --------  ----------  ---------  ------------- ----------  --------  ------------
                            RMB         RMB         RMB        RMB        RMB          RMB          RMB        RMB         RMB
                         (Note 21)                          (Note 22)  (Note 22)    (Note 22)
Balance at January 1,
   2005                  4,335,550    2,715,778   (14,035)    605,345    511,294      341,659    1,003,409    51,612     9,550,612
Share issuance costs            --           --   (12,972)         --         --           --           --        --       (12,972)
Profit for the year             --           --        --          --         --           --      646,959      (998)      645,961
Adjustment related to
   carrying value of
   fixed assets at
   Restructuring                --      140,000        --          --         --           --           --        --       140,000
Appropriation from
   retained earnings            --           --        --      61,192     29,834           13      (91,039)   (1,857)       (1,857)
Transfers                       --           --        --      (3,995)    (6,592)       4,321        6,266        --            --
Dividends relating to
   2004                         --           --        --          --         --           --     (476,911)       --      (476,911)
                        ---------- ------------  --------  ----------  ---------    ---------   ----------  --------  ------------
Balance at December 31,
   2005                  4,335,550    2,855,778   (27,007)    662,542    534,536      345,993    1,088,684    48,757     9,844,833
                        ========== ============  ========  ==========  =========    =========   ==========  ========  ============
Balance at January 1,
   2006                  4,335,550    2,855,778   (27,007)    662,542    534,536      345,993    1,088,684    48,757     9,844,833
Class A share issuance   2,747,987    7,584,445        --          --         --           --           --        --    10,332,432
Share issuance costs            --           --  (210,747)         --         --           --           --        --      (210,747)
Profit for the year             --           --        --          --         --           --      771,513       260       771,773
Acquisition of a
   subsidiary                   --           --        --          --         --           --           --     4,229         4,229
Disposal of a
   subsidiary                   --           --        --          --         --           --           --    (2,324)       (2,324)
Appropriation from
   retained earnings            --           --        --      71,605         --           41      (71,646)       --            --
Share issuance cost
   offset against share
   premium                      --     (237,754)  237,754          --         --           --           --        --            --
Transfers                       --           --        --     534,536   (534,536)          --           --        --            --
Dividends relating to
   2005                         --           --        --          --         --           --     (520,266)       --      (520,266)
                        ---------- ------------  --------  ----------  ---------    ---------   ----------  --------  ------------
Balance at December 31,
   2006                  7,083,537   10,202,469        --   1,268,683         --      346,034    1,268,285    50,922    20,219,930
                        ========== ============  ========  ==========  =========    =========   ==========  ========  ============
Balance at January 1,
   2007                  7,083,537   10,202,469        --   1,268,683         --      346,034    1,268,285    50,922    20,219,930
Adjustment to deferred
   tax arising from
   group reorganisation
   brought forward due
   to change of income
   tax rate (Note 15)           --       92,021        --          --         --           --           --        --        92,021
Profit for the year             --           --                    --                      --    1,431,415     4,787     1,436,202
Appropriation from
   retained earnings            --           --        --     139,778         --           --     (139,778)       --            --
Reversal of
   appropriation
   (Note 22)                    --           --        --      (2,766)        --           --        2,766        --            --
Dividends relating to
   2006                         --           --        --          --         --           --     (566,683)               (566,683)
                        ---------- ------------  --------  ----------  ---------    ---------   ----------  --------  ------------
Balance at December 31,
   2007                  7,083,537   10,294,490        --   1,405,695         --      346,034    1,996,005    55,709    21,181,470
                        ========== ============  ========  ==========  =========    =========   ==========  ========  ============
Balance at December 31,
   2007 (*)             US$971,679 US$1,412,139        --  US$192,825         --    US$47,467   US$273,800  US$7,642  US$2,905,552
                        ========== ============  ========  ==========  =========    =========   ==========  ========  ============

The accompanying notes are an integral part of these consolidated financial statements.

----------
* Translation of amounts from Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the Noon Buying Rate on December 31, 2007 of US$1.00=RMB7.29 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

1    GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on March 6, 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the "Businesses") that had been undertaken previously by its predecessor, Guangshen Railway Company (the "Predecessor") and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Guangzhou Railway Group") and certain of its subsidiaries prior to the formation of the Company.

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

     In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company ("Yangcheng Railway"), a wholly owned subsidiary of Guangzhou Railway Group which operate a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC (please see Note 38 for further details).

     The principal activities of the Group are railroad passenger and cargo transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the railway stations.

     The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

     As of December 31, 2007, the Company had in total 33,075 employees, representing an increase of 23,664 compared to that of December 31, 2006.

     The financial statements have been approved for issuance by the board of directors of the Company on April 23, 2008.

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

(1)  BASIS OF PRESENTATION

     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The financial statements have been prepared under the historical cost convention.

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

(a)  Standards, amendments and interpretation effective in 2007:

     - IFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements - Capital disclosures', introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments.

     - IFRIC - Int 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has applied this standard from January 1, 2007.

(b) Standards, amendments and interpretation effective in 2007 but not relevant to the Group's Operations:

     -    IFRS 4, 'Insurance contracts';

     - IFRIC- Int 7, 'Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies';

     -    IFRIC - Int 8, 'Scope of IFRS 2'; and

     -    IFRIC - Int 9, 'Re-assessment of embedded derivatives'.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(1)  BASIS OF PRESENTATION (CONTINUED)

(c) Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

     The following standards, and interpretations to existing standards, have been published that are mandatory for the Group's accounting periods beginning on or after November 1, 2008 or later periods that the Group had not early adopted:

     - IAS 1 (Revised), 'Presentation of Financial Statements' (effective from January 1, 2009). The amendment requires all non-owner changes in equity (i.e. comprehensive income) to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Management does not expect that the application will result in a material impact on the Group's accounts.

     -    IFRS 3 (Revised), 'Business Combination' (effective from July 1,
          2009). IFRS 3 requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. IFRS 3 also requires any non-controlling interest in an acquiree to be measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. Management does not expect that the application will result in a material impact on the Group's accounts.

     - IFRS 8, 'Operating segments ' (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009. The expected impact is still being assessed in details by management, but management does not anticipate that the application will result in any material impact on the Group's accounts.

     - IAS 27 (Revised), 'Consolidated and Separate Financial Statement' (effective from July 1, 2009). IAS 27 requires non-controlling interests (i.e. minority interest) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gains or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. Management does not expect to have any impact on the Group's accounts.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(1)  BASIS OF PRESENTATION (CONTINUED)

(c) Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued):

     -    IAS 23 (Amendment), 'Borrowing costs' (effective from January 1,
          2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The existing accounting policy of the Group is the same as that revised IAS 23 requirement.

     - IFRIC - Int 12, 'Service concession arrangements' (effective from January 1, 2008). IFRIC - Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. Management does not expect to have any impact on the Group's accounts.

(d) Interpretations to existing standards that are not yet effective and not relevant to the Group's operations:

     The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after January 1, 2008 or later periods but are not relevant to the Group's operations:

     - IFRS 2 Amendment, 'Share-based Payment Vesting Conditions and Cancellations' (effective from January 1, 2009). The amendment clarifies the definition of "vesting conditions" and specifies the accounting treatment of "cancellations" by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All "non-vesting conditions" and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognised over the remainder of the vesting period is recognised immediately. This amendment does not have an impact on the Group's presentation of financial statements.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2     PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(1)   BASIS OF PRESENTATION (CONTINUED)

(d) Interpretations to existing standards that are not yet effective and not relevant to the Group's operations (continued):

     - IFRS 1 (Amendment), 'First-time Adoption of International Financial Reporting Standards' and IAS 27 (Amendment), 'Consolidated and Separate Financial Statements' (effective from January 1, 2009). The amendment requires that certain additional disclosure should be made to entity's first IFRS separate financial statement if an entity uses a deemed cost in its opening IFRS statement of financial position for an investment in a subsidiary, jointly controlled entity or associate in its separate financial statements. This amendment does not have an impact on the Group's financial statements.

     - IAS 32 and IAS 1 (Amendment), 'Puttable Financial Instruments and Obligations Arising on Liquidation' (effective from January 1, 2009). The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. This amendment does not have an impact on the Group's financial statements.

     - IFRIC - Int 11, 'IFRS 2 - Group and treasury share transactions' (effective from annual periods beginning on or after March 1, 2007). IFRIC - Int 11 provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and Group companies. This interpretation does not have an impact on the Group's financial statements.

     -    IFRIC - Int 13, 'Customer loyalty programmes' (effective from July 1,
          2008). IFRIC - Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC - Int 13 is not relevant to the Group's operations because none of the Group's companies operate any loyalty programmes.

     - IFRIC - Int 14, "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" (effective from January 1, 2008). It provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. Management does not expect this interpretation to have any material impact on the Group's financial statements.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

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

     In the Company's stand-alone balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

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

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(2)  CONSOLIDATION (CONTINUED)

(c)  Associates

     Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss. Details of the Group's associates are set out in Note 11.

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

     Dilution gains and losses arising in investments in associates are recognised in the income statement.

     In the Company's stand-alone balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

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

(4)  FOREIGN CURRENCY TRANSACTIONS

(a)  Functional and presentation currency

     Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("Rmb"), which is the company's functional and presentation currency.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(4)  FOREIGN CURRENCY TRANSACTIONS (CONTINUED)

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

     Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings                                   25 to 40 years
Leasehold improvements                      over the lease terms
Track, bridges and service roads (Note a)   55 to 100 years
Locomotives and rolling stock               20 years
Communications and signalling systems       8 to 20 years
Other machinery and equipment               7 to 25 years

Note a:

The estimated useful lives of tracks, bridges and service roads exceed the initial lease period of the respective land use right lease grants (the "Lease Term") and land use right operating lease (the "Operating Lease Term") on which these assets are located (see Notes 2(7) and 36(b)(i)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to renew the leases up for a period equivalent to the initial Lease Term. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right lease agreement entered into with the substantial shareholder (details contained in Note 36(b)(i)), the Company can renew the lease at its own discretion upon expiration of the Operating Lease Term. Based on these considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(5)  FIXED ASSETS (CONTINUED)

     The assets' residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

     An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(9)).

     Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within other gain or loss, included in the income statement.

(6)  CONSTRUCTION-IN-PROGRESS

     Construction-in-progress represents buildings, track, bridges and service roads, mainly including the construction related costs for the fourth railway line of the Group under construction. Construction-in-progress is stated at cost which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

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

(8)  GOODWILL

     Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

     Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(9)  IMPAIRMENT OF NON-FINANCIAL ASSETS

     Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(10) FINANCIAL ASSETS

     The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. During 2006 and 2007, other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets in other categories.

(a)  Loans and receivables

     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group's loan and receivables comprise 'receivables' and 'cash and cash equivalents' in the balance sheet (Note 2(13) and 2(14)).

(b)  Available-for-sale financial assets

     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

     Regular purchases and sales of financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value except for no quoted market price in an active market is available for such investments or fair value cannot be reliably measured by alternative valuation methods. They are carried at costs subject to impairment review. Loans and receivables are carried at amortised cost using the effective interest method.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(10) FINANCIAL ASSETS (CONTINUED)

     Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as 'gains and losses from investment securities'.

     The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment testing of receivables is described in Note 2(13).

(11) DEFERRED STAFF COSTS

     The Group implemented a scheme (the "Scheme") for selling staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the "Benefits"), which represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group over 15 years, which determined according to the contractual service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred staff costs and the balance is then amortised over the contractual period of the employees participating in the Scheme.

     At each balance sheet date, the Group assesses whether there is any indication of impairment, considering the remaining service period of the employees and other qualitative factors. If such indication exists, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred staff costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

(12) MATERIALS AND SUPPLIES

     Materials and supplies consist mainly of items for repair and maintenance of rail-line tracks, and are stated at lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are expensed when used. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(13) RECEIVABLES

     Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the provision asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within 'Operating expenses'. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against 'Operating expenses' in the income statement.

(14) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash in hand, deposits held at call with banks, deposits placed with the deposit centre operated by the MOR which is licensed to undertake deposits by the PRC financial authorities, and other short-term highly liquid investments with original maturities of three months or less.

(15) TRADE PAYABLES

     Trade payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

(16) BORROWINGS

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

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(17) CURRENT AND DEFERRED INCOME TAX

     The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

(18) EMPLOYEE BENEFITS

(a) Short term employee benefits and contributions to defined contribution retirement plans

     Salaries, annual bonuses, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees.

     See also Note 2 (11) above.

(b)  Termination benefits

     Termination benefits are payable when selected employees who meet certain criteria accept voluntary redundancy in exchange for these benefits. The Group recognises retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

2    PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(19) REVENUE RECOGNITION

     The Group recognizes revenue on the following basis, provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably:

(a)  Passenger and freight services

     Revenue is recognised when the services are provided.

(b) Revenue from railway network usage and services and revenue from other businesses

     Revenue from railway network usage and services and revenue form other business are recognised once the related services or goods are delivered and the related risks and rewards of ownership have been transferred.

(c)  Interest income

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

(d)  Dividend income

     Dividend income is recognised when the right to receive payment is established.

(20) GOVERNMENT GRANTS

     Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

(21) OPERATING LEASES

     Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(22) DIVIDEND DISTRIBUTION

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

3    FINANCIAL RISK MANAGEMENT

3.1  FINANCIAL RISK FACTOR

     The Group's activities expose it to a variety of financial risks: foreign currency risk, cash flow and fair value interest rate risk, credit risk, and liquidity risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a)  Foreign currency risk

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

     The Group's objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

     The following table shows the Group's exposures to foreign currency rate fluctuation arising from foreign denominated monetary assets and liabilities:

                                                   As of December 31,
                                    Currency     ---------------------
Monetary assets and liabilities   denomination      2007        2006
-------------------------------   ------------   ---------   ---------
                                                 (RMB'000)   (RMB'000)
Cash and cash equivalents              USD         3,505       23,701
Cash and cash equivalents              HKD         9,312       51,988
Other receivables                      HKD           562          603
Trade payables                         USD        (1,005)          --

     The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and other monetary assets and liabilities shown above. The Group has not used any means to hedge the exposure to foreign exchange risk. Nevertheless, given the recent continuous appreciation of RMB against HKD and USD, the directors consider that the risk is not high.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

3    FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1  FINANCIAL RISK FACTOR (CONTINUED)

(b)  Cash flow and fair value interest rate risk

     Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 0.72%. Any change in the interest rate promulgated by the People's Bank of China from time to time is not considered to have significant impact to the Group.

     The Group's interest rate risk which affects its income and operating cash flows mainly arises from bank borrowings. All the Group's bank borrowings were at floating rates (Note 23). Bank borrowings at floating rates expose the Group to cash flow interest rate risk.

     As of December 31, 2007, if interest rates on bank borrowings had been 10 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been approximately Rmb2,292,000 lower/higher, mainly as a result of higher/lower interest expense.

(c)  Credit risk

     Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, long-term receivable, and amounts due from related parties.

     Cash and short term liquid investments are placed with reputable banks and clearing house operated by MOR (which is a government authority of the PRC). There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions/authority. The majority of the Group's trade receivable balances are due from third party customers as a result of rendering of services or sales of merchandises. The Group's other receivable balances mainly arise from services rendered other than the main railway transportation operations. The Group performs ongoing credit evaluations of its customers/debtors' financial condition and generally does not require collateral from the customers/debtors' account on the outstanding balances. Based on the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management's expectation. In view of our history of cooperation with the customers and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group's outstanding receivable balances.

     No other financial assets carry a significant exposure to credit risk.

     With the consideration of the above and the fact that majority of the Group's revenue from railroad businesses is derived from cash transactions, management believes that there is no significant credit risk inherent in the Group's business during the reporting period.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

3    FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1  FINANCIAL RISK FACTOR (CONTINUED)

(d)  Liquidity risk

     Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group treasury function allows flexibility in funding by maintaining committed credit lines.

     Management monitors rolling forecasts of the Group's liquidity reserves (comprises undrawn borrowing facilities (Note 23) and cash and cash equivalents (Note 34) on the basis of expected cash flows).

     The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

                                             BETWEEN    BETWEEN
                                 LESS THAN    1 AND      2 AND
                                   1 YEAR    2 YEARS    5 YEARS    OVER 5 YEARS
                                 ---------   -------   ---------   ------------
                                  RMB'000    RMB'000    RMB'000       RMB'000
AT DECEMBER 31, 2007
Bank borrowings                         --        --   2,850,000        --
Interest payable on borrowings     199,704   201,288     371,740        --
Due to related parties           1,022,125        --          --        --
Trade and other payables           908,378        --          --        --
                                 =========   =======   =========       ===
AT DECEMBER 31, 2006
Borrowings                              --        --   1,860,000        --
Interest payable on borrowings     113,949   130,545     364,356        --
Due to related parties             250,601        --          --        --
Trade and other payables           649,975        --          --        --
                                 =========   =======   =========       ===

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

3    FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2  CAPITAL RISK MANAGEMENT

     The Group's objectives of managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders; as well as to maintain an optimal capital structure to reduce the cost of capital.

     In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

     The Group monitors capital by regularly reviewing the gearing ratio. The gearing ratio is calculated as total debt divided by total equity, as shown in the consolidated balance sheet.

     The gearing ratios as at December 31, 2007 and 2006 were as follows:

                   2007         2006
                ----------   ----------
                  RMB'000      RMB'000
Total debt       2,850,000    1,860,000
Equity          21,181,470   20,219,930
                ----------   ----------
Gearing ratio           13%           9%
                ==========   ==========

     The increase in the gearing ratio during 2007 resulted primarily from the increase in borrowings of RMB990,000,000 (see Note 23). The directors of the Company, having considered such gearing ratio, are of the view that current capital structure is appropriate.

3.3  FAIR VALUE ESTIMATION

     The carrying amounts of the Group's cash and cash equivalents, short-term deposits, trade and other receivables, amounts due from related parties, and financial liabilities including trade and other payables, and amounts due to related parties, approximate their fair values due to their short maturities.

     The fair values of long-term receivable and long-term bank borrowings for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

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

4.1  CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

     The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

(a)  The estimates of the depreciable lives of fixed assets

     The estimate of depreciable lives of fixed assets was made by the directors with reference to the results of technical assessment on the expected usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (see Notes 2(7) and 36(b)(i)), and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

     The current estimated useful lives are stated in Note 2(5). If the estimated depreciable lives of fixed assets had been increased/decreased by 10%, the depreciation of fixed assets would be decreased/increased by approximately RMB98,306,000 and RMB109,971,000 respectively.

(b)  Estimated impairment of goodwill

     The group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(8). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (see Note 9).

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

4    CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(c)  Estimated impairment of non-financial assets (other than goodwill)

     In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

     For the impairment assessment made on the recoverable amount of the carrying value of the Company's investment in an associate, Guangzhou Tiecheng Enterprise Company, please refer to details of the estimate made described in Note 11.

5    SEGMENT INFORMATION

(a)  Primary reporting format - business segments

     As of December 31, 2007, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations. These segments are so determined primarily due to the fact that senior management make key operating decisions and assess performance of the segments separately. The accounting policies of the Group's segments are described in the principal accounting policies section in Note 2(3). The Group evaluates performance based on profit from operations.

     Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets and construction-in-progress, goodwill, investments in subsidiaries/associates, long-term receivable, deferred staff costs, materials and supplies, trade receivables, amounts due from related parties, prepayments and other receivables and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consist of borrowings, retirement benefit obligations, trade payables, payables for fixed assets and construction-in-progress, amounts due to related parties and accruals and other payables, excluding income tax payable and deferred tax liabilities. Capital expenditure comprises addition from acquisition of a business (see
     Note 38), additions to fixed assets (see Note 6), construction-in-progress (see Note 7) and prepayments for fixed assets and construction-in-progress.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

5    SEGMENT INFORMATION (CONT'D)

(a)  Primary reporting format - business segments (Cont'd)

     An analysis by business segment is as follows:

                                             Railroad businesses              Other businesses               Unallocated
                                     ----------------------------------  -------------------------  ----------------------------
                                         2005       2006        2007       2005     2006     2007     2005      2006      2007
                                     ----------  ----------  ----------  -------  -------  -------  --------  --------  --------
                                        RMB'000   RMB'000    RMB'000     RMB'000  RMB'000  RMB'000   RMB'000   RMB'000   RMB'000
Revenues
- External                            3,099,466   3,465,884   9,819,517  177,462  128,590  688,987        --        --        --
- Inter-segment                              --          --          --  159,503   29,661       --        --        --        --
                                     ----------  ----------  ----------  -------  -------  -------  --------  --------  --------
                                      3,099,466   3,465,884   9,819,517  336,965  158,251  688,987        --        --        --
                                     ==========  ==========  ==========  =======  =======  =======  ========  ========  ========
Other income                             48,531      61,991      52,829    3,097    2,657   (3,013)       --        --        --
SEGMENT RESULT                          808,613     999,968   1,538,053   (9,788) (34,764) 227,155        --        --        --
Finance costs                                --          --          --       --       --       --   (22,738)  (15,970)  (98,487)
Share of results of associates               30          --          --  (19,979) (28,306)   1,830        --        --        --
Income tax expense                           --          --          --       --       --       --  (110,176) (149,155) (232,349)
                                     ----------  ----------  ----------  -------  -------  -------  --------  --------  --------
PROFIT FOR THE YEAR                     808,643     999,968   1,538,053  (29,767) (63,070) 228,985  (132,914) (165,125) (330,836)
                                     ==========  ==========  ==========  =======  =======  =======  ========  ========  ========
OTHER INFORMATION
Segment assets                       11,271,820  23,879,189  26,209,676  218,545   69,299  141,332        --        --        --
Deferred tax assets                          --          --          --       --       --            192,692   190,843   362,256

TOTAL ASSETS

Segment liabilities                   1,615,851   3,759,032   5,341,957  115,388   23,285   76,506        --
Taxes payable                                --          --          --       --       --       --   102,155   127,282    89,996
Deferred tax liability                       --          --          --       --       --       --     4,830     9,802    23,335

TOTAL LIABILITIES

CAPITAL EXPENDITURE
Acquisition of a business (Note 38)          --   5,296,593   4,873,332       --       --       --        --        --        --
Other additions                       2,248,976   3,584,388     931,117    9,335    1,048   16,846        --        --        --
NON-CASH EXPENSES
   - Depreciation                       289,185     317,358   1,006,728   2,773.    2,529   10,372        --        --        --
   - Amortisation of leasehold land
      payments                           15,416      16,776      15,002      165       --    1,019        --        --        --
   - Amortisation of deferred staff
       costs                             15,090      15,091      24,339       --       --       --        --        --        --
   - Recognition of early
       retirement benefit                    --      22,420      63,268       --       --       --        --        --        --
   - Impairment for fixed assets             --          --       6,359       --       --       --        --        --        --
   - Reversal of provision for
      doubtful accounts                   8,550      (4,331)     (8,260)   1,190       16       --        --        --        --

                                             Elimination                        Total
                                     --------------------------  ----------------------------------
                                       2005      2006     2007      2005        2006        2007
                                     --------  -------  -------  ----------  ----------  ----------
                                      RMB'000  RMB'000  RMB'000    RMB'000     RMB'000     RMB'000
Revenues
- External                                 --       --     --     3,276,928   3,594,474  10,508,504
- Inter-segment                      (159,503) (29,661)    --            --          --          --
                                     --------  -------    ---    ----------  ----------  ----------
                                     (159,503) (29,661)    --     3,276,928   3,594,474  10,508,504
                                     ========  =======    ===    ==========  ==========  ==========
Other income                               --       --     --        51,628      64,648      49,816
SEGMENT RESULT                             --       --     --       798,825     965,204   1,765,208
Finance costs                              --       --     --       (22,738)    (15,970)    (98,487)
Share of results of associates             --       --     --       (19,949)    (28,306)      1,830
Income tax expense                         --       --     --      (110,176)   (149,155)   (232,349)
                                     --------  -------    ---    ----------  ----------  ----------
PROFIT FOR THE YEAR                        --       --     --       645,962     771,773   1,436,202
                                     ========  =======    ===    ==========  ==========  ==========
OTHER INFORMATION
Segment assets                             --       --     --    11,490,365  23,948,488  26,351,008
Deferred tax assets                        --       --     --       192,692     190,843     362,256
                                                                 ----------  ----------  ----------
TOTAL ASSETS                                                     11,683,057  24,139,331  26,713,264
                                                                 ==========  ==========  ==========
Segment liabilities                        --       --     --     1,731,239   3,782,317   5,418,463
Taxes payable                              --       --     --       102,155     127,282      89,996
Deferred tax liability                     --       --     --         4,830       9,802      23,335
                                                                 ----------  ----------  ----------
TOTAL LIABILITIES                                                 1,838,224   3,919,401   5,531,794
                                                                 ==========  ==========  ==========
CAPITAL EXPENDITURE
Acquisition of a business (Note 38)        --       --     --            --   5,296,593   4,873,332
Other additions                            --       --     --     2,258,311   3,585,436     947,963
NON-CASH EXPENSES
   - Depreciation                          --       --     --       291,958     319,887   1,017,100
   - Amortisation of leasehold land
      payments                             --       --     --        15,581      16,776      16,021
   - Amortisation of deferred staff
       costs                               --       --     --        15,090      15,091      24,339
   - Recognition of early
       retirement benefit                  --       --     --            --      22,420      63,268
   - Impairment for fixed assets           --       --     --            --          --       6,359
   - Reversal of provision for
      doubtful accounts                    --       --     --         9,740      (4,315)     (8,260)
                                                                 ==========  ==========  ==========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 (All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

5    SEGMENT INFORMATION (CONTINUED)

(b)  Secondary reporting format - geographical segments

     For the year ended December 31, 2007 (2006 and 2005 - same), all of the Group's business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

6    FIXED ASSETS

                                                                                                                Other
                                                                    Tracks,     Locomotives  Communications   machinery
                                                     Leasehold    bridges and   and rolling  and signalling     and
                                        Buildings  improvements  service roads     stock         systems      equipment     Total
                                        ---------  ------------  -------------  -----------  --------------  ----------  ----------
                                         RMB'000      RMB'000       RMB'000       RMB'000        RMB'000      RMB'000      RMB'000
AT JANUARY 1, 2006
Cost                                    1,864,120     38,500       3,720,018     1,083,845       339,403      1,730,730   8,776,616
Accumulated depreciation                 (266,778)   (36,575)       (867,004)     (385,258)     (259,429)      (599,503) (2,414,547)
Impairment                                     --         --              --       (14,284)           --           (963)    (15,247)
                                        ---------    -------      ----------     ---------     ---------     ----------  ----------
Net book amount                         1,597,342      1,925       2,853,014       684,303        79,974      1,130,264   6,346,822
                                        =========    =======      ==========     =========     =========     ==========  ==========
YEAR ENDED DECEMBER 31, 2006
Opening net book amount                 1,597,342      1,925       2,853,014       684,303        79,974      1,130,264   6,346,822
Additions                                   5,563         --              --       306,757         3,812         36,389     352,521
Transfer from construction-in-progress
   (Note 7)                               371,501         --              --           527        35,012         40,629     447,669
Assets acquired as a result of
   business combinations                    6,007         --              --            --            --            179       6,186
Reclassifications                          55,199         --         (57,964)         (611)      (16,987)        20,363          --
Disposals                                 (33,560)        --              --            --            --        (17,448)    (51,008)
Government grants received                (34,957)        --              --            --            --         (8,869)    (43,826)
Depreciation charges                      (75,029)    (1,925)        (81,135)      (60,189)       (8,595)       (93,014)   (319,887)
                                        ---------    -------      ----------     ---------     ---------     ----------  ----------
Closing net book amount                 1,892,066         --       2,713,915       930,787        93,216      1,108,493   6,738,477
                                        =========    =======      ==========     =========     =========     ==========  ==========
AT DECEMBER 31, 2006
Cost                                    2,245,311     38,500       3,644,108     1,392,654       349,980      1,751,185   9,421,738
Accumulated depreciation                 (353,245)   (38,500)       (930,193)     (447,583)     (256,764)      (642,338) (2,668,623)
Impairment                                     --         --              --       (14,284)           --           (354)    (14,638)
                                        ---------    -------      ----------     ---------     ---------     ----------  ----------
Net book amount                         1,892,066         --       2,713,915       930,787        93,216      1,108,493   6,738,477
                                        =========    =======      ==========     =========     =========     ==========  ==========
YEAR ENDED DECEMBER 31, 2007
Opening net book amount                 1,892,066         --       2,713,915       930,787        93,216      1,108,493   6,738,477
Acquisition of a business (Note 38)     1,131,855         --       5,540,127     2,456,408       430,728      1,268,626  10,827,744
Additions                                     741         --              --        23,964         1,815         27,961      54,481
Transfer from construction-in-progress
   (Note 7)                                41,638         --       2,705,401         7,778       401,257        355,205   3,511,279
Reclassifications                          (1,885)        --              --          (936)         (121)         2,942          --
Disposals                                 (85,107)        --              --       (26,200)          (92)        (1,837)   (113,236)
Depreciation charges                     (111,609)        --        (139,178)     (259,938)     (128,881)      (377,494) (1,017,100)
Impairment charges                         (6,359)        --              --            --            --           --        (6,359)
                                        ---------    -------      ----------     ---------     ---------     ----------  ----------
Closing net book amount                 2,861,340         --      10,820,265     3,131,863       797,922      2,383,896  19,995,286
                                        =========    =======      ==========     =========     =========     ==========  ==========
AT DECEMBER 31, 2007
Cost                                    3,363,597     38,500      11,929,430     3,859,566     1,194,756      3,515,465  23,901,314
Accumulated depreciation                 (495,898)   (38,500)     (1,109,165)     (727,703)     (396,834)    (1,131,215) (3,899,315)
Impairment                                 (6,359)        --              --            --            --           (354)     (6,713)
                                        ---------    -------      ----------     ---------     ---------     ----------  ----------
Net book amount                         2,861,340         --      10,820,265     3,131,863       797,922      2,383,896  19,995,286
                                        =========    =======      ==========     =========     =========     ==========  ==========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

6    FIXED ASSETS (CONTINUED)

     As of December 31, 2007, the ownership certificates of certain buildings ("Building Ownership Certificates") of the Group with an aggregate carrying value of approximately RMB1,746,537,000 (2006: RMB1,298,350,000) had not
     been obtained by the Group. After consultation made with the Company's legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.

7    CONSTRUCTION-IN-PROGRESS

                                         2006        2007
                                      ---------   ----------
                                       RMB'000      RMB'000
At January 1                          1,449,358    4,305,157
Acquisition of a business (Note 38)          --      215,391
Additions                             3,304,379      413,366
Transfer to fixed assets (Note 6)      (447,669)  (3,511,279)
Disposal of a subsidiary                   (911)          --
                                      ---------   ----------
At December 31                        4,305,157    1,422,635
                                      =========   ==========

     The construction-in-progress of the Group represents plant and facilities, mainly including the construction related costs for a portion of the fourth railway line of the Group. For the year ended December 31, 2007, approximately RMB79,438,000 (2006: approximately RMB24,903,000) of interest expenses were capitalised in the construction-in-progress balance. A capitalisation rate of 5.86% (2006: 5.83%) per annum was used to determine the amount of borrowing costs eligible for capitalisation.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

8    LEASEHOLD LAND PAYMENTS

                                RMB'000
                               --------
AT JANUARY 1, 2006
Cost                            770,774
Accumulated amortization       (149,976)
                               --------
Net book amount                 620,798
                               ========
YEAR ENDED DECEMBER 31, 2006
Opening net book amount         620,798
Additions                        21,879
Amortisation charges            (16,776)
Disposal of a subsidiary           (273)
                               --------
Closing net book amount         625,628
                               ========
AT DECEMBER 31, 2006
Cost                            792,654
Accumulated amortization       (167,026)
                               --------
Net book amount                 625,628
                               ========
YEAR ENDED DECEMBER 31, 2007
Opening net book amount         625,628
Amortisation charges            (16,021)
Disposal                         (1,636)
                               --------
Closing net book amount         607,971
                               ========
AT DECEMBER 31, 2007
Cost                            791,018
Accumulated amortization       (183,047)
                               --------
Net book amount                 607,971
                               ========

     As of December 31, 2007, land use right certificates ("Land Certificates") of certain parcels of land of the Group with an aggregate area of approximately 1,712,846 square meters (2006: 1,733,987 square meters) had not been obtained. After consultation made with the Company's legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

9    GOODWILL

                                      RMB'000
                                      -------
YEAR ENDED DECEMBER 31, 2007
Opening net book amount                    --
Acquisition of a business (Note 38)   281,255
                                      -------
Closing net book amount               281,255
                                      =======
AT DECEMBER 31, 2007
Cost                                  281,255
Accumulated impairment                     --
                                      -------
Net book amount                       281,255
                                      =======

     As explained in more details in Note 38, goodwill arose from the excess of purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the railway business acquired from the Yangcheng Railway.

     Goodwill is allocated to the cash-generating units ("CGU") identified according to business segment. A segment-level summary of the goodwill allocation is presented below:

                                          2007
                                        -------
                                        RMB'000
Railroad business - Yangcheng Railway   281,255
                                        =======

     The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the railroad business in which the CGU operates.

     The key assumptions used for value-in-use calculations are as follows:

                Railroad
                business
                --------
Gross margin      25.8%
Growth rate        3.4%
Discount rate     10.9%
                  ====

     Management estimated the gross margin based on past performance and its expectations for the market development. The weighted average growth rate used is consistent with the forecasts included in industry reports. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

     If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management's estimates at December 31, 2007, the Group would have recognised an impairment of goodwill by RMB77,832,000.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

9    GOODWILL (CONTINUED)

     If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management's estimates, the Group would have recognised an impairment against goodwill by RMB5,270,000.

10   INVESTMENTS IN SUBSIDIARIES

(i) As of December 31, 2007, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated/established and are operating in the PRC:

                                                              Percentage
                                                               of equity
                                                               interest
                                              Date of        attributable
                                          incorporation/        to the         Paid-in
Name of the entity                         establishment        Company        capital        Principal activities
------------------                      ------------------   ------------   -------------   ------------------------
DIRECTLY HELD BY THE COMPANY
Shenzhen Railway Station Passenger      December 18, 1986         100%      RMB 1,500,000   Catering services and
   Services Company                                                                            sales of merchandise
Shenzhen Fu Yuan Enterprise             November 1, 1991          100%      RMB18,500,000   Hotel management
   Development Company ("Fu Yuan")
Dongguan Changsheng Enterprise          May 22, 1992               51%      RMB38,000,000   Warehousing
   Company
Guangzhou East Station Dongqun          November 23, 1992         100%      RMB 1,020,000   Sales of merchandise
   Trade and Commerce Service Company
Shenzhen Longgang Pinghu Qun Yi         September 11, 1993         55%      RMB10,000,000   Cargo loading and
   Railway Store Loading and                                                                   unloading,
   Unloading Company                                                                           warehousing, freight
                                                                                               transportation
Shenzhen Jing Ming Industrial &         January 18, 1994          100%      RMB 2,110,000   Maintenance of water and
   Commercial Company Limited                                                                  electrical equipment
Guangzhou Tielian Economy               December 27, 1994       50.50%      RMB 1,000,000   Warehousing and freight
   Development Company Limited                                                                 transport agency
   ("Tielian")                                                                                 services
Shenzhen Guangshen Railway Travel       August 16, 1995           100%      RMB 2,400,000   Travel agency
  Service Ltd.

INDIRECTLY HELD BY THE COMPANY
Shenzhen Nantie Construction            May 8, 1995               100%      RMB 2,000,000   Supervision of
   Supervision Company                                                                         construction projects
Shenzhen Railway Property               November 13, 2001         100%      RMB 3,000,000   Property management
   Management Company Limited
Shenzhen Guangshen Railway Economic     March 7, 2002             100%      RMB 2,000,000   Catering management
   and Trade Enterprise Company

     All the above subsidiaries are limited liability companies.

(ii) Subsidiaries disposed

     In 2007, the Company put Shenzhen Road Multi-modal Transportation Company Limited and Shenzhen Yuezheng Enterprise Company Limited into liquidation and recorded disposal losses of RMB166,000 and RMB897,000, respectively.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

11   INVESTMENTS IN ASSOCIATES

                                                2006      2007
                                              -------   -------
                                              RMB'000   RMB'000
Unlisted shares, at cost                           --        --
Share of net assets                           152,209   154,039
Less: provision for impairment in value (a)   (29,689)  (29,689)
                                              -------   -------
                                              122,520   124,350
                                              =======   =======

     Note a: The impairment provision at the Group level as of December 31, 2007 represents provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 ("Zengcheng Lihua Provision").

     The movement of investments in associates of the Group during the year is as follows:

                               2006      2007
                             -------   -------
                             RMB'000   RMB'000
Beginning of the year        107,889   122,520
Additions - cost              45,891        --
Share of results after tax   (28,306)    1,830
Disposal                      (2,954)       --
                             -------   -------
End of the year              122,520   124,350
                             =======   =======

     As of December 31, 2007, the Group had direct or indirect interests in the following companies which were incorporated / established and are operating in the PRC:

                                                     Percentage
                                                      of equity      Registered
                                                      interest         capital
                                      Date of       attributable       amount
                                   incorporation/      to the          of the
Name of the entity                  establishment      Company       associate              Principal activities
------------------                 --------------   ------------   --------------   -----------------------------------
DIRECTLY HELD BY THE COMPANY
SZ Civil Engineer                  March 1, 1984          49%      RMB 55,000,000   Construction of railroad properties
Zengcheng Lihua                    July 30, 1992          27%      RMB100,000,000   Real estate construction, provision
                                                                                       of warehousing, cargo uploading
                                                                                       and unloading services
Tiecheng                           May 2, 1995            49%      RMB245,000,000   Properties management and trading
                                                                                    of merchandise

INDIRECTLY HELD BY THE COMPANY
Guangzhou Huangpu Yuehua Freight   July 20, 1990        33.3%      RMB  6,610,000   Cargo loading and unloading,
   Transportation Joint Venture                                                        warehousing, freight transport
   Company Limited                                                                     agency services

     All the above associates are limited liability companies.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

11   INVESTMENTS IN ASSOCIATES (CONTINUED)

     The Group's share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

                                                      Profit/   % interest
                    Assets   Liabilities   Revenues    (Loss)      held
                   -------   -----------   --------   -------   ----------
                   RMB'000     RMB'000      RMB'000   RMB'000
2006
Tiecheng (b)       184,428      93,560        2,899   (26,973)        49%
Other associates   207,434     175,782       94,974    (1,333)    27%~49%
                   -------     -------      -------   -------
                   391,862     269,342       97,873   (28,306)
                   =======     =======      =======   =======
2007
Tiecheng (b)       198,149     110,399        4,486    (3,118)        49%
Other associates   178,419     141,819      109,783     4,948     27%~49%
                   -------     -------      -------   -------
                   376,568     252,218      114,269     1,830
                   =======     =======      =======   =======

     Note b: As indicated above, the carrying amount of the Company's investment in Tiecheng as of December 31, 2007 was approximately RMB87,750,000.

     In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou of PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances (the "Payables") due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party creditor (the "Creditor").

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. Due to the fact that Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made in 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been impaired.

     In 2003, Guantian applied to the People's High Court of Guangdong Province (the "High Court") for a re-trial to discharge its obligation under the aforesaid guarantee. In 2005, the People's Supreme Court of Guangdong Province granted an order for the High Court to launch such a re-trial and certain preparatory procedures were undertaken by the High Court. Two trials were held by the High Court on November 14, 2006 and December 25, 2006 respectively, but no judgement had been made as at the date of approval of these financial statements. After consultation made with its PRC legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Accordingly, no provision for impairment in its investment in Tiecheng was considered necessary in the consolidated financial statements as at December 31, 2007.

     In addition, in order to avoid any monetary losses that the Company might suffer arising from this outstanding legal proceeding, the Company has also obtained a letter of undertaking issued by the Guangzhou Railway Group dated December 14, 2004, whereby the Guangzhou Railway Group has undertaken to adopt relevant procedures and actions to ensure that the investment interests of the Company in Tiecheng would not be adversely affected by this outstanding proceeding.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

12   AVAILABLE-FOR-SALE INVESTMENTS

                                      2006      2007
                                    -------   -------
                                    RMB'000   RMB'000
Beginning of the year                46,108    46,108
Addition arising from acquisition
   of a business (Note 38)               --       500
                                     ------    ------
End of the year                      46,108    46,608
                                     ======    ======

     The Group's ownership in the equity interests in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market is available for these investments and their fair values cannot be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments were carried at cost subject to review for impairment loss. As of December 31, 2007 and 2006, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

13   FINANCIAL INSTRUMENTS BY CATEGORY

     The accounting policies for financial instruments have been applied to the items tabulated below:

                                                 LOANS AND    AVAILABLE-
                                                RECEIVABLES    FOR-SALE      TOTAL
                                                -----------   ----------   ---------
ASSET ITEMS REPORTED IN THE CONSOLIDATED
   BALANCE SHEET
As at December 31, 2007:
Available-for-sale investments (Note 12)                --      46,608        46,608
Long-term receivable (Note 14)                      48,547          --        48,547
Trade and other receivables (Notes 18 and 19)      174,386          --       174,386
Due from related parties (Note 37(c))               83,925          --        83,925
Cash and cash equivalents (Note 34(b))           2,352,351          --     2,352,351
                                                 ---------      ------     ---------
Total                                            2,659,209      46,608     2,705,817
                                                 =========      ======     =========
As at December 31, 2006:
Available-for-sale investments (Note 12)                --      46,108        46,108
Trade and other receivables (Notes 18 and 19)      158,500          --       158,500
Due from related parties (Note 37(c))               31,757          --        31,757
Short-term deposits (Note 20)                      169,739                   169,739
Cash and cash equivalents (Note 34(b))           5,851,831          --     5,851,831
                                                 ---------      ------     ---------
Total                                            6,211,827      46,108     6,257,935
                                                 =========      ======     =========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

13   FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

                                                            OTHER
                                                          FINANCIAL
                                                         LIABILITIES
                                                         -----------
LIABILITY ITEMS REPORTED IN CONSOLIDATED BALANCE SHEET
As at December 31, 2007:
Borrowings (Note 23)                                      2,850,000
Trade and other payables (Notes 25 and 26)                  908,378
Payables for fixed assets and construction-in-progress      337,213
Due to related parties (Note 37(c))                       1,022,125
                                                          ---------
Total                                                     5,117,716
                                                          =========
As at December 31, 2006:
Borrowings (Note 23)                                      1,860,000
Trade and other payables  (Notes 25 and 26))                649,975
Payables for fixed assets and construction-in-progress    1,004,750
Due to related parties (Note 37(c))                         250,601
                                                          ---------
Total                                                     3,765,326
                                                          =========

14   LONG-TERM RECEIVABLE

                                        2007
                                      -------
                                      RMB'000
Opening net book amount                   --
Acquisition of a business (Note 38)   54,547
Payment received                      (5,740)
Unwind interest                         (260)
                                      ------
Closing net book amount               48,547
                                      ======

     The long-term receivable represents freight service fee receivable from a third party customer acquired from Yangcheng Railway (Note 38). The original carrying amount of the receivable is RMB140,000,000. On the acquisition date of Yangcheng Railway, it was remeasured at its fair value, which was assessed by the discounted cash flow method with reference made to the payment schedule agreed by both parties.

     As of December 31, 2007, the carrying amount of the above receivable approximated to its fair value.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

15   DEFERRED TAX ASSETS/LIABILITIES

     Deferred income taxes are calculated in full on temporary differences under the liability method using the applicable tax rates for the respective companies affected.

                                                                        2006      2007
                                                                      -------   -------
                                                                      RMB'000   RMB'000
DEFERRED TAX ASSETS:
- Deferred tax assets to be recovered after more than 12 months       175,700   343,389
- Deferred tax assets to be recovered within 12 months                 15,143    18,867
                                                                      -------   -------
                                                                      190,843   362,256
                                                                      =======   =======
DEFERRED TAX LIABILITIES:
- Deferred tax liabilities to crystallise after more than 12 months        --   (23,155)
- Deferred tax liabilities to crystallise within 12 months             (9,802)     (180)
                                                                      -------   -------
                                                                       (9,802)  (23,335)
                                                                      =======   =======

     The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

                                                         Credit/
                                                        (Charged)                                Credit/
                                                          to the        At       Acquisition  (Charged) to   Charged        At
                                         At January 1,    income   December 31,      of a      the income   directly   December 31,
                                              2006      statement      2006        business     statement   to equity      2007
                                         -------------  ---------  ------------  -----------  ------------  ---------  ------------
                                            RMB'000      RMB'000      RMB'000      RMB'000       RMB'000     RMB'000      RMB'000
                                                                                  (Note 38)
DEFERRED TAX ASSETS:
Provision for impairment of receivables      14,090         185       14,275            --        6,088           --       20,363
Impairment provision for fixed assets         2,946        (750)       2,196            --         (268)          --        1,928
Impairment provision for interests in
   associates                                 4,453          --        4,453            --        2,969           --        7,422
Adjustments made to carrying value of
   fixed assets                             167,859         572      168,431            --       (3,068)      92,021      257,384
Retirement benefit obligations                   --       3,363        3,363        54,750       17,046           --       75,159
Others                                        3,344      (5,219)      (1,875)           --        1,875           --           --
                                            -------      ------      -------        ------       ------       ------      -------
                                            192,692      (1,849)     190,843        54,750       24,642       92,021      362,256
                                            =======      ======      =======        ======       ======       ======      =======

                                                         Credit/
                                                        (Charged)                                Credit/
                                                          to the        At       Acquisition  (Charged) to       At
                                         At January 1,    income   December 31,      of a      the income   December 31,
                                              2006      statement      2006        business     statement       2007
                                         -------------  ---------  ------------  -----------  ------------  ------------
                                            RMB'000      RMB'000      RMB'000      RMB'000       RMB'000       RMB'000
                                                                                  (Note 38)
DEFERRED TAX LIABILITIES:
Capitalisation of replacement costs of
   rail-line track assets                    4,830          (66)       4,764            --       (4,764)          --
Difference on deferral of acquisition
   cost                                         --        3,082        3,082            --       (3,082)          --
Difference on capitalisation of
   interest expense                             --        1,956        1,956            --        1,305        3,261
Adjustment made to carrying value of
   fixed assets                                 --           --           --        12,291        7,783       20,074
                                             -----        -----        -----        ------       ------       ------
                                             4,830        4,972        9,802        12,291        1,242       23,335
                                             =====        =====        =====        ======       ======       ======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

15   DEFERRED TAX ASSETS/LIABILITIES (CONTINUED)

     Pursuant to a circular jointly issued by the State Tax Bureau and the Ministry of Finance (Caishui [2008]12) in March 2008, the appraised values of the acquired assets and liabilities arising from the acquisition of operating net assets of Yangcheng Railway (Note 38) should be used as tax bases and the related depreciation/amortization is tax deductible. Accordingly, no temporary differences originated from this assets/liabilities appraisal.

     On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises from 33% (15% or 24%) to 25% with effect from January 1, 2008. As a result of change in tax rate under the new CIT Law, additional deferred tax assets/liabilities recognized by the Group in the income statement for the year ended December 31, 2007 amounted to approximately RMB39,650,000 (benefit) and RMB9,237,000 (charge), respectively (Note 30). In addition, additional deferred tax asset at approximately RMB92,021,000 arising from the change in enacted tax rate was recognized in equity by the Group for temporary differences arising from fixed assets contributed by GEDC into the Group during the Restructuring of the Group.

16   DEFERRED STAFF COSTS

                                        2006       2007
                                      --------   --------
                                       RMB'000    RMB'000
AT JANUARY 1
Cost                                   226,369    226,369
Accumulated amortization               (90,548)  (105,639)
                                      --------   --------
Net book amount                        135,821    120,730
                                      --------   --------
YEAR ENDED DECEMBER 31
Opening net book amount                135,821    120,730
Acquisition of a business (Note 38)         --     45,000
Amortization                           (15,091)   (24,339)
                                      --------   --------
Closing net book amount                120,730    141,391
                                      ========   ========
AT DECEMBER 31
Cost                                   226,369    271,369
Accumulated amortization              (105,639)  (129,978)
                                      --------   --------
Net book amount                        120,730    141,391
                                      ========   ========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

17   MATERIALS AND SUPPLIES

                                               2006      2007
                                             -------   -------
                                             RMB'000   RMB'000
Train compartment materials                   34,331    61,855
Locomotive materials                           5,949    33,310
Track and track diversion joints materials     6,849    27,016
Reusable rail-line track materials             8,532     9,129
Retailing materials and uniform                3,135     8,396
Electrical materials                           2,770     6,821
Others                                         5,401     7,147
                                             -------   -------
                                              66,967   153,674
                                             =======   =======

     The costs of materials and supplies consumed by the Group were recognised as 'operating expenses' during the year in the amount of approximately RMB1,402,520,000 (2006: RMB351,331,000). As of December 31, 2007 and 2006,
     there were no inventories stated at net realisable value.

18   TRADE RECEIVABLES

                                                  2006      2007
                                                -------   -------
                                                RMB'000   RMB'000
Trade receivables                                71,614    66,516
Less: Provision for impairment of receivables    (8,745)   (6,767)
                                                -------   -------
                                                 62,869    59,749
                                                =======   =======

     The Group's trade receivables are all denominated in RMB (2006: RMB).

     The credit period of trade receivables is generally within one year. As of December 31, 2007 and 2006, the aging analysis of trade receivables was as follows:

                                    2006      2007
                                  -------   -------
                                  RMB'000   RMB'000
Within 1 year                      62,769   55,936
Over 1 year but within 2 years        100    2,162
Over 2 years but within 3 years        --    1,068
Over 3 years                           --      583
                                   ------   ------
                                   62,869   59,749
                                   ======   ======

     Trade receivables that are less than three months past due are not considered impaired. As of December 31, 2007, trade receivables of approximately RMB1,306,000 (2006: Nil) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

                                   2006      2007
                                 -------   -------
                                 RMB'000   RMB'000
Over 1 year but within 2 years        --     1,306
                                 =======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

18   TRADE RECEIVABLES (CONTINUED)

     As of December 31, 2007, trade receivables of approximately RMB9,274,000 (2006: RMB8,845,000) were impaired. The amount of the provision was approximately RMB6,767,000 as of December 31, 2007 (2006: RMB8,745,000).
     The individually impaired receivables mainly relate to freight transportation, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

                                    2006      2007
                                  -------   -------
                                  RMB'000   RMB'000
Over 1 year but within 2 years       231       857
Over 2 years but within 3 years    1,306     1,068
Over 3 years                       7,308     7,349
                                   -----     -----
                                   8,845     9,274
                                   =====     =====

     Movements on the provision for impairment of trade receivables are as follows:

                                                             2006      2007
                                                           -------   -------
                                                           RMB'000   RMB'000
AT JANUARY 1                                                10,485     8,745
Provision for impairment loss                                  340        86
Receivables written off during the year as uncollectible        --      (224)
Reversal of impairment loss provision                       (2,080)   (1,840)
                                                           -------   -------
AT DECEMBER 31                                               8,745     6,767
                                                           =======   =======

     The creation and release of provision for impaired receivables have been included in utility and office expenses in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

     Concentration of credit risk with respect to trade receivables is low due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, management believes that there is no additional credit risk beyond the amount already provided for expected collectibility losses.

     As of December 31, 2007 and 2006, the carrying amounts of the above trade receivables approximated to their fair values.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

19   PREPAYMENTS AND OTHER RECEIVABLES

                                                 2006      2007
                                               -------   -------
                                               RMB'000   RMB'000
Other receivables                              156,072   168,572
Less: Provision for impairment loss (Note a)   (60,441)  (53,935)
                                               -------   -------
Other receivables, net                          95,631   114,637
Prepayments                                      3,005    27,037
                                               -------   -------
                                                98,636   141,674
                                               =======   =======

     Note a:

     Included in the balance was a doubtful debt provision of approximately RMB31,365,000 set up by the Company in prior years in order to provide for potential recoverability losses associated with a deposit with a principal balance of the same amount ("the Deposit"). The Deposit was placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative ("Li Cheng") and the Company has been unable to recover it from Li Cheng upon maturity. The Company has initiated several legal proceedings to enforce the recovery but without success. Accordingly, a full doubtful debt provision had been made.

     As of December 31, 2007 and 2006, there were no significant other receivables past due but not impaired. A reversal of provision for impairment loss of approximately RMB6,506,000 (2006: RMB2,575,000) had been included in the income statement.

     Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non railway transportation services by the Group. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

20   SHORT-TERM DEPOSITS

     Short-term deposits with original maturities ranging from three months to one year are held for investment purposes and are stated at amortised cost.

                                                            2006      2007
                                                          -------   -------
                                                          RMB'000   RMB'000
Time deposits with maturities over three months in the
   deposit-taking centre of MOR ("MOR Depositing-taking
   Centre")                                               169,739        --
                                                          =======   =======

     Time deposits with maturities over three months were maintained in the MOR Deposit-taking Centre, which has been licensed by the People's Bank of China to engage in deposit taking activities in the PRC for railway companies. The balances of 2006 consist of short-term deposits denominated in RMB with original maturities of six months. The annual interest rate is 2.07% in 2006. Total interest income derived from these deposits amounted to approximately RMB3,496,000 for the year ended December 31, 2006.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

21   SHARE CAPITAL

     As of December 31, 2007, the total authorised number of ordinary shares is 7,083,537,000 shares (2006: 7,083,537,000 shares) with a par value of RMB
     1.00 per share (2006: RMB 1.00 per share).

                                                 Opening                    Closing
                                               balance at                 balance at
                                               January 1,                December 31,
                                                  2007       Transfers       2007
                                               ----------   ----------   ------------
                                                 RMB'000      RMB'000       RMB'000
Authorised, issued and fully paid:
A shares subject to sale restrictions
   - shares held by state-owned legal person    2,904,250           --   2,904,250
   - shares held by legal persons               1,480,944   (1,480,944)         --
                                               ----------   ----------   ---------
                                                4,385,194   (1,480,944)  2,904,250
                                               ----------   ----------   ---------
Listed shares
   - H shares                                   1,431,300           --   1,431,300
   - A shares                                   1,267,043    1,480,944   2,747,987
                                               ----------   ----------   ---------
                                                2,698,343    1,480,944   4,179,287
                                               ----------   ----------   ---------
Total                                           7,083,537           --   7,083,537
                                               ==========   ==========   =========

     In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, among which 1,480,944,000 A shares held by legal person are subject to one-year restriction in their sales. During the year, these shares became marketable without any restrictions.

22   RESERVES

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

22   RESERVES (CONTINUED)

     For the years ended December 31, 2007, 2006 and 2005, the directors of the Company proposed the following appropriations to reserves of the Company:

                          2005                   2006                   2007
                  --------------------   --------------------   --------------------
                  Percentage   RMB'000   Percentage   RMB'000   Percentage   RMB'000
Surplus reserve       15%       91,590       10%       71,469       10%      139,778
                     ===        ======      ===        ======      ===       =======

     In addition, with the first-time adoption of the new accounting standards in the PRC ("New PRC GAAP") effective from January 1, 2007, the Group retrospectively adjusted the retained earnings of prior years in the financial statements prepared in accordance with New PRC GAAP ("statutory financial statements"). As a result, the amounts of statutory surplus reserve appropriated from the profits of prior years in the statutory financial statements were changed accordingly. Such adjustment amounting to RMB2,766,000 was reflected as 'reversal of appropriations' in the statement of changes in equity of 2007.

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

23   BORROWINGS

                 2006        2007
              ---------   ---------
               Rmb'000     Rmb'000
Borrowings
- Unsecured   1,860,000   2,850,000
              =========   =========

     The borrowings are mainly obtained for the construction of a fourth rail-line of the Group. The carrying amounts of the Group's borrowings are all denominated in RMB.

     The maturity of these borrowings is as follows:

                          2006        2007
                       ---------   ---------
                        Rmb'000     Rmb'000
Within 2 to 5 years*   1,860,000   2,850,000
                       =========   =========

*    The maturity dates of all the borrowings are from 2011 to 2012.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

23   BORROWINGS (CONTINUED)

     The interest rate exposure of the borrowings of the Group is as follows:

                                                                   2006        2007
                                                                ---------   ---------
                                                                 Rmb'000     Rmb'000
At floating rates (relevant prevailing interest rates minus a
   maximum range of 10%)                                        1,860,000   2,850,000
                                                                =========   =========

     The effective interest rates of the bank borrowings as of December 31, 2007 were 6.07% (2006: 5.83%). The carrying amounts of the Group's borrowings approximate their fair values.

     As of December 31, 2007, the Group had RMB5,450,000,000 unutilized banking facilities granted by financial institutions (2006: RMB4,900,000,000).

24   RETIREMENT BENEFITS OBLIGATIONS

                                        2006      2007
                                      -------   --------
                                      RMB'000    RMB'000
At January 1                               --     22,420
Acquisition of a business (Note 38)        --    410,000
Additions                              22,420     65,256
Interest unwound                           --     (1,988)
Payment                                    --   (118,279)
                                       ------   --------
At December 31                         22,420    377,409
                                       ======   ========

                                                                  2006      2007
                                                                -------   -------
                                                                RMB'000   RMB'000
Retirement benefits obligations                                 22,420    377,409
Less: current portion included in accruals and other payables   (5,503)   (76,708)
                                                                ------    -------
                                                                16,917    300,701
                                                                ======    =======

     Pursuant to an early retirement scheme implemented by the Group in 2006, selected employees who meet certain specified criteria were provided with an offer for early retirement. The employees may apply to enjoy such early retirement benefits, such as payments of the basic salary and other fringe benefits, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Group. Expenses incurred on such employee early retirement benefits have been recognised in the income statement when such employee benefits are expected to be accepted by the related employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

24   RETIREMENT BENEFITS OBLIGATIONS (CONTINUED)

     With the acquisition of the net assets and liabilities from Yangcheng Railway (see Note 38), the Group has also assumed certain retirement benefits obligations associated with the operations of Yangcheng Railway at approximately RMB410,000,000. The amount mainly includes early retirement obligation, to which the eligible employees are entitled, assumed by the Company from Yangcheng Railway (described above) and the obligation for funding the post-retirement medical insurance premiums.

     Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

25   TRADE PAYABLES

     The aging analysis of trade payables was as follows:

                                    2006      2007
                                  -------   -------
                                  RMB'000   RMB'000
Within 1 year                     238,381   288,763
Over 1 year but within 2 years      1,875     1,064
Over 2 years but within 3 years        78        83
Over 3 years                           --     1,513
                                  -------   -------
                                  240,334   291,423
                                  =======   =======

26   ACCRUALS AND OTHER PAYABLES

                                                2006      2007
                                              -------   -------
                                              RMB'000   RMB'000
Deposits received for construction projects   188,600   197,561
Deposits received from ticketing agencies      13,831    64,748
Retirement benefits obligations (Note 24)       5,503    76,708
Salary and welfare payables                    28,075    55,217
Other taxes payable                            11,507    42,644
Advance received from customers                38,484    42,274
Housing maintenance fund                       18,377    17,212
Other deposits received                        10,776    14,556
Fund for employee injury insurance              5,207     7,564
Accrued expenses                               21,541     2,771
Other payables                                 67,740    95,700
                                              -------   -------
                                              409,641   616,955
                                              =======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

27   LABOUR AND BENEFITS

                                                               2005      2006       2007
                                                             -------   -------   ---------
                                                             RMB'000   Rmb'000    Rmb'000
Wages and salaries                                           477,799   570,049   1,388,342
Provision for staff welfare and bonus                         71,391    71,451     290,281
Contributions to a defined contribution pension scheme (a)    52,949    62,274     220,856
Contributions to the housing scheme (b)                       23,941    29,142      75,861
Medical and other employee benefits                           14,845    13,318      35,157
Amortisation of deferred staff cost (Note 16)                 15,090    15,091      24,339
Retirement benefit obligations (Note 24)                          --    22,420      65,256
                                                             -------   -------   ---------
                                                             656,015   783,745   2,100,092
                                                             =======   =======   =========

(a)  Pension scheme

     All the full-time employees of the Group are entitled to pension payments from a statutory pension scheme equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group's local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the staff. The government agency is responsible for the pension liabilities due to such staff upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

(b)  Housing scheme

     In accordance with the PRC housing reform regulations, the Group is required to make contributions to the State-sponsored Housing Fund at 7% or 13% of the specific salaries of the employees. At the same time, the employees are also required to make a contribution at 7% or 13% of the specific salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group have no further legal or constructive obligation for housing benefits beyond the above contributions made.

     The Company is responsible for administering the fund on behalf of employees. The funds collected have been deposited in designated bank accounts set up by and under the name of the Company for the respective employees. The Company does not have any right to use the funds for any other purposes except for making housing welfare related payments upon requests made by the respective employees.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

28   OTHER INCOME, NET

                                            2005      2006      2007
                                          -------   -------   -------
                                          RMB'000   RMB'000   RMB'000
Interest income                            53,409   30,735     61,063
Income from waiver of payables                 --   30,441         --
Loss on disposal of fixed assets          (20,262)  (8,414)    (3,335)
Gain/(loss) on disposal of subsidiaries        --    1,161     (1,063)
Others                                     18,481   10,725     (6,849)
                                          -------   ------    -------
                                           51,628   64,648     49,816
                                          =======   ======    =======

29   FINANCE COSTS

                                                                    2005      2006      2007
                                                                  -------   -------   -------
                                                                  RMB'000   RMB'000   RMB'000
Interest expenses on borrowings                                        --    24,903   169,511
Less: interest capitalized as construction-in-progress (Note 7)        --   (24,903)  (79,438)
Interest expenses paid by Deposit-taking Centre of the
   Company to related parties                                         654     1,745     4,004
Bank charges                                                          323       546     1,942
Net foreign exchange losses                                        21,761    13,679     2,468
                                                                   ------   -------   -------
                                                                   22,738    15,970    98,487
                                                                   ======   =======   =======

30   INCOME TAX EXPENSE

     Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen are subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen are subject to income tax rate of 33%.

     An analysis of the current year taxation charges is as follows:

                                  2005      2006      2007
                                -------   -------   -------
                                RMB'000   RMB'000   RMB'000
Current income tax              117,002   142,334   255,749
Deferred income tax (Note 15)    (6,826)    6,821   (23,400)
                                -------   -------   -------
                                110,176   149,155   232,349
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

30   INCOME TAX EXPENSE (CONTINUED)

                                                                     2005      2006       2007
                                                                   -------   -------   ---------
                                                                   RMB'000   RMB'000    RMB'000
Profit before tax                                                  756,138   920,928   1,668,551
                                                                   =======   =======   =========
Tax calculated at the statutory rate of 15% (2006 and 2005: 15%)   113,421   138,139     250,283
Tax effect of expenses that are not deductible in determining taxable profit:
   Effect of different tax rates of certain subsidiaries             1,111     1,495       1,137
   Effect of share of results of associates                          2,992     4,246        (275)
   Tax losses for which no deferred tax asset was recognised            --        38         380
   Expenses not deductible for tax purposes                          4,944     5,237       5,462
   Effect of change of income tax rate on deferred taxes
      previously recognised (Note 15)                                   --        --     (30,413)
   Provision of deferred tax for adjustments made to carrying
      values of fixed assets                                       (12,292)       --          --
   Reversal of deferred tax assets due to the changes in tax
      law                                                               --        --       5,775
                                                                   -------   -------   ---------
Income tax expense                                                 110,176   149,155     232,349
                                                                   =======   =======   =========

     The weighted average applicable tax rate was 13.9% (2006 and 2005: 16.2% and 14.6%).

31   PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company for the year was approximately RMB1,433,377,000 (2006 and 2005: RMB763,556,000 and
     RMB633,161,000).

32   EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,431,415,000 (2006 and 2005: RMB771,513,000 and RMB646,960,000),
     divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2006 and 2005: 4,418,427,000 shares and 4,335,550,000 shares). There were no dilutive potential ordinary shares as at year end.

33   DIVIDENDS

                                                   2005      2006      2007
                                                 -------   -------   -------
                                                 RMB'000   RMB'000   RMB'000
Final, proposed, of RMB0.08 (2006: RMB0.08 and
   2005: RMB0.12) per ordinary share             520,266   566,683   566,683
                                                 =======   =======   =======

     At a meeting of the directors held on April 23, 2008, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2007. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2008.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

34   CASH FLOW GENERATED FROM OPERATIONS

(a) Reconciliation from profit attributable to shareholders to cash generated from operations:

                                                                    2005        2006        2007
                                                                 ---------   ---------   ---------
                                                                  RMB'000     RMB'000     RMB'000
Profit before income tax:                                          756,138     920,928   1,668,551
Adjustments for:
   Depreciation of fixed assets (Note 6)                           291,958     319,887   1,017,100
   Impairment of fixed assets (Note 6)                                  --          --       6,359
   Amortisation of leasehold land payments (Note 8)                 15,581      16,776      16,021
   Loss on disposal of fixed assets (Note 28)                       23,385       8,414       3,335
   Amortisation of deferred staff costs (Note 16)                   15,090      15,091      24,339
   Provision for retirement benefits obligations (Note 24)              --          --      65,256
   Amortisation of retirement benefits obligations (Note 24)            --          --      (1,988)
   Share of results of associates (Note 11)                         19,949      28,306      (1,830)
   Loss on disposal of subsidiaries                                     --          --       1,063
   Provision/(reversal) for doubtful accounts (Notes 18, 19)         9,740      (4,315)     (8,260)
   Interest expenses                                                   654       1,745     173,515
   Interest income (Note 28)                                       (53,409)    (30,735)    (61,063)
                                                                 ---------   ---------   ---------
Operating profit before working capital changes                  1,079,086   1,276,097   2,902,398
   Decrease in trade receivables                                     5,198      45,263      46,839
   Increase in materials and supplies                               (4,351)     (2,014)    (31,637)
   Decrease/(increase) in prepayments and other current assets      31,286       5,963     (14,260)
   Decrease in other long-term receivables                              --          --       6,000
   Decrease/(increase) in due from related parties                  55,190     (46,445)     36,653
   Increase/(decrease) in trade payables                            81,571     121,627    (145,774)
   Increase/(decrease) in retirement benefits obligations               --      22,420    (112,526)
   Increase/(decrease) in due to related parties                   199,838    (257,585)    206,744
   Increase/(decrease) in accrued expenses and other payables       23,707      65,632    (463,748)
                                                                 ---------   ---------   ---------
   Cash generated from operations                                1,471,525   1,230,958   2,430,689
                                                                 =========   =========   =========

(b)  Analysis of the balance of cash and cash equivalents:

                                                               2005        2006        2007
                                                            ---------   ---------   ---------
                                                             RMB'000     RMB'000     RMB'000
Cash at the MOR Deposit-taking Centre (Note i)                628,746      25,786          --
Cash at bank and in hand                                      113,382   5,406,045   1,109,241
Short-term deposits with original maturities no more than
   three months (Note ii)                                     370,000     420,000   1,243,110
                                                            ---------   ---------   ---------
                                                            1,112,128   5,851,831   2,352,351
                                                            =========   =========   =========

     Note i: The interest rate of cash deposited with the MOR Deposit-taking Centre as of December 31, 2006 was 0.72% (2005: 0.72%), which is commensurate with the prevailing interest rates offered by banks in the PRC.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

34   CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

     Note ii: Short term time deposits with maturities of no more than three months consist of deposits denominated in RMB. The original effective interest rate of RMB deposits is 1.71% (2006 and 2005:
              1.665% and 1.71%).

35   CONTINGENCY

     There were no significant contingent liabilities as at the date of approval of these financial statements.

36   COMMITMENTS

(a)  Capital commitments

     As of December 31, 2007, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                       2006        2007
                                    ---------   ---------
                                     RMB'000     RMB'000
Authorised but not contracted for   1,384,287   3,674,095
                                    =========   =========
Contracted but not provided for     3,137,581   2,132,634
                                    =========   =========

     A substantial amount of these commitments is related to the remaining construction works of a portion of the fourth rail-line of the Company, improvement of the existing operation equipment and purchase of new locomotives for its expanded operations.

(b)  Operating lease commitments

(i) In connection with the acquisition of Yangcheng Railway mentioned in Note 38, the Company signed an agreement on November 15, 2004 with Guangzhou Railway (Group) Company for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. During the year ended December 31, 2007, the related lease rental paid and payable was RMB50,000,000.

(ii) Apart from the above land use right operating lease commitment mentioned in
     (i) above, the Group did not have other material operating lease commitments as at December 31, 2007. The total future minimum lease payments under other non-cancellable operating leases for machinery and equipment as at December 31, 2006 were as follows:

                             2006      2007
                           -------   -------
                           RMB'000   RMB'000
Machinery and equipment
- not more than one year    69,673        --
                           =======   =======

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

37   RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)  The Group has the following material related parties:

NAME OF RELATED PARTIES                                                       RELATIONSHIP WITH THE COMPANY
-----------------------                                                 -----------------------------------------
PARENT OF SUBSTANTIAL SHAREHOLDER, SUBSTANTIAL SHAREHOLDER AND FELLOW
   SUBSIDIARIES
Ministry of Railways ("MOR") of the PRC                                 Parent of substantial shareholder
MOR's Railroad Deposit-taking Centre                                    Branch of substantial shareholder's parent
Guangzhou Railway (Group) Company                                       Substantial shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development
   Company ("Yangcheng Railway")                                        Subsidiary of the substantial shareholder
Guangmeishan Railway Company Limited ("Guangmeishan")                   Subsidiary of the substantial shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development
   Company (the Predecessor as defined in Note 1, "GEDC")               Subsidiary of the substantial shareholder
Guangzhou Railway Material Supply Company                               Subsidiary of the substantial shareholder
Guangzhou Railway Engineer Construction Enterprise Development
   Company ("Engineer Construction Enterprise")                         Subsidiary of the substantial shareholder
Yuehai Railway Company Limited                                          Subsidiary of the substantial shareholder
Shichang Railway Company Limited                                        Subsidiary of the substantial shareholder
CYTS Guangdong Railway Shenzhen Co., Ltd.                               Subsidiary of the substantial shareholder
Changsha Railway Construction Company Limited                           Subsidiary of the substantial shareholder
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.        Subsidiary of the substantial shareholder
Guangdong Sanmao Enterprise Development Company Limited                 Subsidiary of the substantial shareholder
Guangzhou Qingda Transportation Company Limited                         Subsidiary of the substantial shareholder

ASSOCIATES OF THE GROUP
Guangzhou Tiecheng Enterprise Company Limited                           Associate of the Company
Zengcheng Lihua Stock Company Limited                                   Associate of the Company
Shenzhen Guangshen Railway Civil Engineering Company                    Associate of the Company

OTHER STATE-CONTROLLED COMPANIES ("OTHER STATE-CONTROLLED COMPANIES")
   (NOTE I)
Shenyang Train Class Company
Puzhen Train Company
Changchun Tracks and Equipment Company
Sifang Passenger Trains Repair Stock Company
Qixuyan Locomotive and Carriages Company
Dalian Locomotives and Carriages Company
Chengdu Materials Company
Liuzhou Wood Company
Hengyang Mechanism Company
Construction Technique Company of China
Nanfang Railway Repair Center
The Fourth Railway Reconnaissance Design House
Railway construction bureaus (including Third bureau, Seventh bureau,
   Eleventh bureau, Thirteenth bureau and others)
The Forth Construction Bureau of China

(i) Subsequent to the A share issuance on December 22, 2006, the Company is no longer controlled by Guangzhou Railway Group and MOR (but they still remain as related parties of the Group). As a result, Other State-controlled Companies in the PRC were no longer considered as related parties of the Group from December 22, 2006 onwards.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

37   RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

                                                                              2005        2006        2007
                                                                           ---------   ---------   ----------
                                                                            RMB'000     RMB'000      RMB'000
RECURRING TRANSACTIONS:
I. TRANSACTIONS WITH THE MOR AND GUANGZHOU RAILWAY (GROUP) COMPANY
   AND ITS SUBSIDIARIES

(A) INCOME
Provision of train transportation and related services to other
   railway companies controlled by the MOR (i)                              (304,842)   (315,847)  (2,658,698)
Revenue received, processed and allocated by the MOR ((i) and (v))
- long distance passenger transportation                                    (575,849)   (800,859)  (5,318,369)
- cargo forwarding railway usage fees                                       (123,763)   (124,465)    (906,516)
Provision of repairing service for cargo truck of Guangzhou Railway
   Group and MOR (i)                                                         (28,799)    (32,787)    (175,284)
Provision of train transportation service to Guangzhou Railway Group
   and its subsidiaries (i)                                                       --     (22,295)    (316,182)
Interest income received/receivable from the MOR Deposit-taking Centre        (5,530)     (5,331)          --

(B) CHARGES AND PAYMENTS
Services charges allocated from the MOR for train transportation and related services offered by other railway companies controlled by
   the MOR ((i) and (v))                                                     290,825     410,353    1,990,297
Operating lease rentals paid/payable to the MOR (i)                           50,804      40,885      156,628
Provision of train transportation service provided by Guangzhou
   Railway Group and its subsidiaries (i)                                      8,449      26,065      213,388
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by
   the GEDC and Yangcheng Railway under the service agreements (ii)           78,227      74,520      429,655
Operating lease rental paid to Guangzhou Railway Group for the
   leasing of land use rights (Note 36(b)(i))                                     --          --       50,000
Purchase of materials and supplies from Guangzhou Railway Group and
   its subsidiaries (iii)                                                     73,146      89,731      577,352
Provision of repair and maintenance services provided by Guangzhou
   Railway Group and its subsidiaries (i)                                         --          --       82,478
Interest expenses paid/payable to Guangzhou Railway Group, net (iv)              721          --           --
                                                                           =========   =========   ==========
NON-RECURRING TRANSACTIONS:

I. TRANSACTIONS WITH THE MOR AND GUANGZHOU RAILWAY (GROUP) COMPANY
   AND ITS SUBSIDIARIES
Disposal of an available-for-sale investment                                (121,854)         --           --
Partial disposal of equity interests in a subsidiary                              --     (35,224)          --
Provision of repair and maintenance services by Guangzhou Railway
   Group and its subsidiaries (i)                                             73,134      21,779       21,633
Provision of construction management services by Guangzhou Railway
   Group in connection with the construction of fixed assets of the
   Company (iv)                                                                6,194       9,326        9,288
Provision of supplies and materials by subsidiaries of Guangzhou
   Railway Group (iii)                                                         5,249       4,045           --
Provision of construction projects (ii)                                           --      70,537       52,662
Payment for the acquisition of net assets of Yangcheng Railway (c) (vii)          --   5,265,250    4,873,332
Other service provided with subsidiary of Guangzhou Railway Group (iii)           --          --       50,569

II. TRANSACTIONS WITH OTHER STATE-CONTROLLED COMPANIES
Provision of construction project and related services (iii)               1,148,781   3,112,131           --
Provision of repair and maintenance services (iii)                            75,867     105,641           --
Provision of supplies and materials (iii)                                      5,977      15,051           --
Purchase of fixed assets (iii)                                                55,803     207,688           --
                                                                           =========   =========   ==========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

37   RELATED PARTY TRANSACTIONS (CONTINUED)

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

     (iv) Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the "Management Agreements") entered into with the Guangzhou Railway Group in 2005 and 2006, Guangzhou Railway Group has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially State-Owned Companies, employed for the construction of certain railway assets and railway stations of the Company, including the fourth rail-line. The management service fees are determined based on the pricing scheme set by the MOR.

     (v) Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in co-operation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies, which are then remitted to the MOR, and centrally processed. A certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in conjunction with the delivery of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocation is determined by the MOR based on its standard charges applied on a nationwide basis.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

37   RELATED PARTY TRANSACTIONS (CONTINUED)

(c) As of December 31, 2007 and 2006, the Group had the following material balances maintained with related parties:

                                                        2006       2007
                                                     ---------   --------
                                                      RMB'000     RMB'000
Cash and cash equivalents maintained in the MOR
   Deposit-taking Centre (Note 34(b))                   25,786         --
Short-term time deposits in the MOR Deposit-taking
   Centre (Note 20)                                    169,739         --
Due (to)/from Guangzhou Railway Group                   31,584    (78,262)
   - Trade balance (vi)                                 28,234    (96,995)
   - Non-trade balance                                   3,350     18,733
Deposit for acquisition of Yangcheng Railway (vii)   5,265,250         --
Due from subsidiaries of Guangzhou Railway Group           173     82,100
   - Trade balance                                          61     17,843
   - Non-trade balance                                     112     64,257
Due to subsidiaries of Guangzhou Railway Group        (220,915)  (940,928)
   - Trade balance (viii)                              (39,813)  (157,001)
   - Non-trade balance (ix)                           (181,102)  (783,927)
Due from an associate                                       --      1,825
   - Trade balance                                      12,312     14,137
   Less: impairment provision (xi)                     (12,312)   (12,312)
Due to an associate                                    (29,686)    (2,935)
   - Non-trade balance (x)                             (29,686)    (2,935)

     (vi) The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group and the MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in (iv).

     (vii) As of December 31, 2006, the balance represents 51% of the agreed purchase consideration paid to Guangzhou Railway Group for the acquisition of net assets of Yangcheng Railway as a deposit (Note 38).

     (viii) The trade balances due to related parties mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the parties (see Note (b) above).

     (ix) The non-trade balances due to related parties mainly represent the deposits of related parties maintained in the Deposit-taking Centre of the Company.

     (x) The non-trade balance due to associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

     (xi) Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

     As of December 31, 2007, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

38   THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY

     On November 15, 2004, the Company entered into an agreement to acquire the railway transportation business of Yangcheng Railway which consists of all of its assets and liabilities related to its railway transportation business ("Yangcheng") on the rail line running between the cities of Guangzhou and Pingshi in Southern China.

     The purchase consideration of approximately RMB10,181,037,000 was determined based on an appraisal of Yangcheng performed by an independent appraisal firm as of March 31, 2006. As outlined below, the purchase consideration is subject to certain adjustments in accordance with the agreement based on the finalization of the completion audit. The primary source of funding (at least 65%) for the acquisition was derived from the issuance of A shares of the Company, as discussed in Note 21. The acquisition received the approval of more than 50% of the then H share shareholders attending a special shareholders' meeting for the transaction on December 30, 2004.

     As disclosed in Note 21, the offering of A shares of the Company was completed in December 2006. On December 28, 2006, the Company paid 51% of the purchase consideration (approximately RMB5.3 billion) as a deposit to Yangcheng Railway in accordance with the provisions of the agreement. Pursuant to the agreement, the remaining 49% of the purchase consideration (approximately RMB5 billion) was paid to Yangcheng Railway within 2 months after the completion of a closing audit of Yangcheng in 2007.

     Costs incurred by the Company that are directly attributable to the acquisition of Yangcheng including professional fees paid to appraisal firms, law firms and accounting firms, with an amount of approximately RMB31,343,000, have been included in the total purchase consideration .

     On January 1, 2007, control of the assets and operations of Yangcheng was transferred to the Company. Accordingly, for accounting purposes, January 1, 2007 is considered by the directors of the Company to be the effective date of acquisition. The results of operations of Yangcheng have been included in the Group's consolidated income statement from that date onwards. The acquired business contributed revenue of approximately RMB5,993,189,000 and net profit of approximately RMB900,332,000 to the Group for the period from January 1, 2007 to December 31, 2007.

     Prior to the A share issuance, Yangcheng Railway and the Group were both controlled by the MOR, as it indirectly held controlling interests in both the companies. Subsequent to the A share issuance in December 2006, the equity interest of the MOR in the Group was diluted to 41%. As a result, as on the acquisition date of January 1, 2007, Yangcheng Railway and the Group were no longer under common control. Under IFRS 3 "Business Combination", the transaction does not constitute a business combination under common control as the Group and Yangcheng Railway are not ultimately controlled by the same party (the MOR) both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting with the acquired identifiable assets, liabilities and contingent liabilities stated at their respective fair values as at the date of acquisition.

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

38   THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY (CONTINUED)

     The Group performed purchase price allocation with the assistance of an independent appraisal firm. Details of net assets acquired and goodwill are as follows:

                                                  RMB'000
                                                ----------
Purchase consideration:
   - Cash paid                                  10,138,582
   - Direct costs relating to the acquisition       31,343
                                                ----------
Total purchase consideration                    10,169,925
Fair value of assets acquired (see below)       (9,888,670)
                                                ----------
Goodwill                                           281,255
                                                ==========

     Goodwill is mainly attributable to the profitability of Yangcheng Railway's derived from its monopolised operations in the region where the acquired business is located.

     The assets and liabilities arising from the acquisition are as follows:

                                                   Acquiree's
                                                    Carrying
                                     Fair value      amount
                                     ----------   -----------
                                       RMB'000      RMB'000
Cash and cash equivalents                91,699       91,699
Trade and other receivables              58,720       57,733
Materials and supplies                   55,070       55,070
Fixed assets                         10,827,744    7,291,022
Construction-in-progress                215,391      215,391
Long-term receivable                     54,547      140,000
Available-for-sale investment               500          500
Deferred staff cost                      45,000           --
Deferred tax assets                      54,750           --
Trade and other payables               (797,460)    (797,460)
Deferred tax liability                  (12,291)          --
Retirement benefit obligations         (410,000)          --
Borrowings                             (295,000)    (295,000)
                                     ----------   ----------
Net assets acquired                   9,888,670    6,758,955
                                     ==========   ==========
Outflow of cash to acquire
   business, net of cash acquired:
- Cash consideration paid in 2006
   and 2005 (as a deposit and
   acquisition cost)                               5,296,593
- Cash consideration paid in 2007                  4,873,332
- Cash and cash equivalents
   balance acquired                                  (91,699)
                                                  ----------
Net cash outflow on acquisition                   10,078,226
                                                  ==========

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)

39   SUBSEQUENT EVENTS

     Save as disclosed in other notes to the financial statements, the Group does not have other significant subsequent events.

40   COMPARATIVE FIGURES

     Certain 2006 and 2005 comparative figures have been reclassified as follows:

     i. Revenue from network usage and services was recorded within the "Passenger" and "Freight" category of revenue in the prior year has been separately disclosed on the income statement in order to conform with the current year presentation.

     ii. Amounts due from/to associates which were recorded within "Interest in associates" in the prior year have been reclassified to "Due from/to related parties" to conform with the presentation of the balance sheet in the current year.

     iii. Restricted cash balance, which represents funds set aside by the Group for the employee housing fund maintained in designated bank accounts of the Company held on behalf of the related employees, has been offset against the corresponding payable balance due to the employees in order to conform with the current year presentation of the balance sheet.