Form 20-F
period 2008-12-31
GUANGSHEN RAILWAY CO LTD
filed 2009-06-25
CIK 1012139

As filed with the Securities and Exchange Commission on June 25, 2009
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number: 1-14362

(Exact name of Registrant as specified in its charter)
GUANGSHEN RAILWAY COMPANY LIMITED
(Translation of Registrant’s name into English)
People’s Republic of China
(Jurisdiction of incorporation or organization)

No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010
(Address of Principal Executive Offices)

Mr. Guo Xiangdong
Telephone: (86-755) 2558-7920 or (86-755) 2558-8146
Email: ir@gsrc.com
Facsimile: (86-755) 2559-1480
No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Listed

American Depositary Shares, each representing 50 Class H ordinary shares	New York Stock Exchange, Inc.

Class H ordinary shares, nominal value RMB 1.00 per share	The Stock Exchange of Hong Kong Limited
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2008:

Domestic shares (A shares), par value RMB 1.00 per share	5,652,237,000
H shares, par value RMB 1.00 per share	1,431,300,000
(including 204,457,100 H shares in the form of American Depositary Shares)
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑               No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐               No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑               No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐               No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑     Accelerated Filer ☐     Non-Accelerated Filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐               Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐               No ☑

Forward-Looking Statements
     Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as “is expected to”, “will”, “is anticipated”, “plan to”, “estimate”, “believe”, “may”, “intend”, “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, a recurrence of the Severe Acute Respiratory Syndrome, or SARS, epidemic or other similar health epidemics or outbreaks, such as avian flu and H1N1 influenza, in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.
     When considering such forward-looking statements, you should keep in mind the factors described in “Item 3D. Risk Factors” and other cautionary statements appearing in “ITEM 5. Operating and Financial Review and Prospects” of this annual report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.
Certain Terms and Conventions
     Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB 6.82 to US$ 1.00, which is rounded from 6.8225, which was the noon buying rate in New York City for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “Item 3A. Selected Consolidated Financial and Other Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2004 through June 19, 2009.
     We prepare and publish our consolidated financial statements in RMB.
     Various amounts and percentages set out in this document have been rounded and, accordingly, may account for apparent discrepancies in the tables appearing herein.
     Unless the context otherwise requires or otherwise specified:
•	“Acquisition” means our acquisition of the railway transportation business between Guangzhou and Pingshi and the related assets and liabilities from Yangcheng Railway Company according to the asset purchase agreement dated November 15, 2004 between Yangcheng Railway Company and us.

•	“China” or “PRC” means the People’s Republic of China.

•	“CEPA” means the Closer Economic Partnership Arrangement between Hong Kong and Chinese Mainland entered into on October 27, 2004, as amended.

•	“GEDC” means Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, a wholly owned subsidiary of GRGC.

•	“GRGC” means Guangzhou Railway (Group) Company, our largest shareholder.

•	“Guangshen Railway”, “Company”, “we”, “our”, “our Company” or “us” means Guangshen Railway Company Limited, a joint stock limited company incorporated in China with limited liability, and its subsidiaries on a consolidated basis.

•	“HKSE” means the Stock Exchange of Hong Kong Limited.

•	“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

•	“Hong Kong dollars” or “HKD” means Hong Kong dollars, the lawful currency of Hong Kong.

•	“Macau” means the Macau Special Administrative Region of the PRC.

•	“MOR” means the Ministry of Railways.

•	“Pearl River Delta” means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

•	“RMB” means Renminbi Yuan, the lawful currency of the PRC.

•	“Restructuring” means the restructuring conducted in connection with our initial public offering in 1996 during which we succeeded to the railroad and certain other businesses of our predecessor company and certain assets and liabilities of GRGC.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“tonne” means metric tonne; and one tonne is approximately 2,205 pounds in weight.

•	“US$”, “USD” or “U.S. dollars” means U.S. dollars, the lawful currency of the United States.

•	“Yangcheng Railway Company” means Guangzhou Railway Group Yangcheng Railway Enterprise Development Company, a wholly owned subsidiary of GRGC or its predecessor, Guangzhou Railway Group Yangcheng Railway Company.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Item 3A. Selected Consolidated Financial and Other Data
     The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2007 and 2008, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2006, 2007 and 2008 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. Operating and Financial Review and Prospects”. The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2004, 2005 and 2006, and our consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2004 and 2005 are derived from our previously published audited consolidated financial statements that are not included in this annual report.
     The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2004	2005	2006	2007(2)	2008(2)	2008
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
Income Statement Data:
Revenues from railroad businesses
— Passenger	2,076,272	2,253,335	2,608,838	5,833,538	6,759,229	991,089
— Freight	611,807	540,341	565,557	1,326,450	1,324,701	194,238
— Railway network usage and services	183,399	305,790	291,489	2,659,529	2,738,425	401,529

Subtotal	2,871,478	3,099,466	3,465,884	9,819,517	10,822,355	1,586,856
Revenues from other businesses	166,671	177,462	128,590	688,987	866,300	127,023

Total revenues	3,038,149	3,276,928	3,594,474	10,508,504	11,688,655	1,713,879
Railroad operating expenses	(2,203,273)	(2,339,384)	(2,527,907)	(8,334,293)	(9,162,278)	(1,343,443)
Other businesses operating expenses	(166,155)	(190,347)	(166,011)	(458,819)	(829,077)	(121,566)

Other income	48,193	51,628	64,648	49,816	17,703	2,596

Profit from operations	716,914	798,825	965,204	1,765,208	1,715,003	251,467
Profit attributable to shareholders of the Company	600,250	646,960	771,513	1,431,415	1,224,129	179,491
Profit from operations per share	0.17	0.18	0.22	0.25	0.24	0.04
Earnings per share for profit attributable to shareholders of the Company

	Year ended December 31,
	2004	2005	2006	2007(2)	2008(2)	2008
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
— Basic and diluted	0.14	0.15	0.17	0.20	0.17	0.02
Dividends declared per share	0.105	0.12	0.08	0.08	0.08	0.01
Earnings per ADS for profit attributable to shareholders of the Company	6.93	7.46	8.73	10.10	8.64	1.27

Balance Sheet Data (at year end):
Working capital	2,051,590	467,124	4,249,117	433,615	(616,158)	(90,346)
Fixed assets	5,889,074	6,346,822	6,738,477	19,995,286	23,903,846	3,504,963
Leasehold land payments	636,379	620,798	625,628	607,971	592,368	86,857
Total assets	10,362,851	11,683,057	24,139,331	26,689,929	28,221,826	4,138,098
Equity attributable to shareholders of the Company	9,499,000	9,796,076	20,169,008	21,125,761	21,783,207	3,194,019
Share capital, issued and outstanding, RMB 1.00 per value,
domestic shares	2,904,250	2,904,250	5,652,237	5,652,237	5,652,237	828,774
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	209,868

Cash Flow Statement Data:
Net cash generated from operating activities	1,236,579	1,380,147	1,112,004	1,957,645	1,641,069	240,626
Net cash used in investing activities	(1,000,639)	(820,915)	(7,833,331)	(5,585,414)	(2,915,785)	(427,534)
Net cash (used in)/generated from financing activities	(469,044)	(491,733)	11,461,030	128,289	483,317	70,868
Purchase of fixed assets and payment for construction-in-progress	(310,179)	(1,588,374)	(3,202,670)	(1,107,320)	(2,947,804)	(432,229)
Dividends paid to shareholders of the Company	(455,009)	(476,904)	(520,655)	(566,711)	(566,683)	(83,091)

Other Data:
Railroad transportation operating income	715,230	808,613	999,968	1,538,053	1,660,077	243,413
Other businesses operating income/(loss)	1,684	(9,788)	(34,764)	277,155	37,223	5,458

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at US$ 1.00 = RMB 6.82, which is rounded from 6.8225, the noon buying rate in New York City on December 31, 2008. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2008 or on any other date.

(2)	On January 1, 2007, we acquired the railway transportation business and related assets and liabilities associated with such railway transportation business (the “Yangcheng Railway Business”) between Guangzhou and Pingshi from Yangcheng Railway Company, or the Acquisition. As described in “Item 5—Operating and Financial Review and Prospects,” the Acquisition does not constitute a business combination under common control as our Company and Yangcheng Railway Business are not ultimately controlled by the same party both before and after the business combination. Accordingly, the Acquisition has been accounted for using the purchase method of accounting and the results of operations of Yangcheng Railway Business have been included in our consolidated income statement starting from January 1, 2007. As a result, our consolidated financial information for each of the years ended December 31, 2007 and 2008 included in this annual report has reflected the impact arising from the Acquisition.
Exchange Rate Information
     We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at RMB 6.82 = USD 1.00, which is rounded from 6.8225, the noon buying rate in New York City on December 31, 2008.

These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.
     Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was RMB 6.8360 = US$ 1.00 on June 19, 2009.
     The following table sets forth information for the RMB concerning (i) the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the period from January 1, 2004 to December 31, 2008 and (ii) the certified exchange rates as published by the Federal Reserve Board of the United States for the period subsequent to and including January 5, 2009, expressed in RMB per U.S. dollar, for the periods indicated:

	Noon Buying Rate
Period	Average (1)	High	Low
	(RMB per U.S. dollar)

2004	8.2768	8.2774	8.2764
2005	8.1826	8.2765	8.0702
2006	7.9723	8.0702	7.8041
2007	7.5806	7.8127	7.2946
2008	6.9477	7.2946	6.7800
December	6.8539	6.8842	6.8225
2009
January	6.8360	6.8403	6.8225
February	6.8363	6.8470	6.8241
March	6.8362	6.8438	6.8240
April	6.8306	6.8350	6.8180
May	6.8235	6.8278	6.8176
June (through June 19)	6.8337	6.8371	6.8264

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.
Dividends
     At a meeting of the directors held on April 29, 2009, the directors proposed a final dividend of RMB 0.08 per ordinary share for the year ended December 31, 2008, which was approved at our annual general meeting of shareholders held on June 25, 2009. This proposed dividend has not been reflected as a dividend payable in the financial statements, but instead as equity attributable to equity holders of the Company.
     In accordance with our Articles of Association, dividends for our domestic shares will be paid in RMB while dividends for our H shares will be calculated in RMB and paid in Hong Kong dollars. Hong Kong dollar dividend payments will then be converted by the depositary and distributed to holders of ADSs in U.S. dollars. The exchange rate was based on the average of the closing exchange rates for RMB to Hong Kong dollars as announced by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared, which was June 25, 2009.

Item 3B. Capitalization and Indebtedness
     Not applicable.
Item 3C. Reasons for the Offer and Use of Proceeds
     Not applicable.
Item 3D. Risk Factors
Risks Relating to Our Business
     The current global financial crisis and economic downturn may have a material and adverse effect on our businesses, results of operations and financial condition.
     The current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China has been severe since the second half of 2008. This change in the macro-economic conditions may have an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transport. We may also experience pricing pressure on our services, which could have an adverse effect on our profitability.
     If the current economic downturn continues, our businesses, results of operations and financial condition could be materially and adversely affected.
     We face competition, which may adversely affect our business growth and results of operations.
     Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, speed, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We increasingly compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. In addition, as the PRC government has lifted certain restrictions and control over foreign investments in China following China’s entry into the World Trade Organization, or the WTO, for example, by allowing foreign participation and investment in railway freight operations, we may lose our current status of sole railway service provider we currently enjoy in our service territory. Furthermore, the completion of the Wuhan-Guangzhou passenger transportation railway and the Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger transportation express railway, which are both under construction and are expected to be completed by the end of 2009 and June 2010, respectively, may further increase the competition we face. Increased competition against us may adversely affect our revenues and results of operations. See “Item 4B. Business Overview—Competition” for additional information regarding our competition.
     Any significant decrease in the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region and elsewhere in China may have a material adverse effect on our revenues and results of operations.
     The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu or H1N1 influenza or other similar health epidemics, may have a material adverse effect on our revenues and results of operations. Following China’s accession to the WTO, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.
     Changes in freight composition in our freight transportation business may adversely affect our results of operations.
     Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the economic and technological development and the restructuring of the industries’ structure in our service areas, commodities, such as advanced technological products, which tend to be compact, may be chosen to be shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, in 2008, the aggregate weight of goods we transported decreased by 1.3% from 2007. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.
     Our railroads connect with the railroads of other operators and any disruption in the operation of those railroads, or our cooperation with other operators, could have a material adverse effect on our business and operations.
     Our railroads are an integral part of the PRC national railway network. Our railroads connect with the Beijing-Guangzhou line in the north, the Shenzhen-Kowloon rail line in the south, the Guangzhou-Maoming rail line in the west, and the Guangzhou-Meizhou-Shantou rail line in the east, all of which are owned and operated by other operators. See “Item 4A. History and Development of the Company — Service Territory” for additional information. Our train services use these other railroads to carry passengers and freight to locations outside of our service territory. The performance of our domestic long distance trains services and our Hong Kong Through Trains depends on the smooth operation of these railroads and our cooperation with the operators of these railroads. Any disruption in the operation of these railroads, or our cooperation with any one of these railroad operators for any reason, could have a material adverse effect on our business and results of operations.
     A change to our preferential income tax status as a result of a change of law could have a material adverse effect on our results of operations.
     Before January 1, 2008, as a company located in the Shenzhen Special Economic Zone, we had enjoyed a preferential income tax rate of 15%, rather than the 33% income tax rate then generally applicable to domestic companies in the PRC.
     On March 16, 2007, the National People’s Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which has taken effect from January 1, 2008. According to the new EIT Law, the preferential income tax rate of 15% that was previously applicable to companies incorporated in Shenzhen (like us) and other special economic zones is being gradually phased out in five years beginning from January 1, 2008, and effective from January 1, 2012, the applicable tax rate applicable to us will become 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC with some minor exceptions. According to the Notice Regarding Implementation of Preferential Enterprise Income Tax in the Transition Period issued by the State Council of the PRC, or the State Council, companies which used to enjoy a preferential tax rate of 15% are being subject to the following tax rates from 2008 through 2012:
•	18% for 2008;

•	20% for 2009;

•	22% for 2010;

•	24% for 2011; and

•	25% for 2012.
     The increase in our effective tax rate as a result of the above and any subsequent changes to the tax laws and regulations in the PRC may adversely affect our operating results.
     Any changes in our right to own and operate our business and assets, our right to profit and our right of asset disposal as previously granted by the MOR and the State Council may have a material adverse effect on our business and results of operations.
     We have been granted certain rights by the MOR and the State Council, with respect to certain aspects of our railroad businesses and operations, and also received legal clarification and confirmation of our asset ownership, corporate powers and relationships with service providers and other entities in the national railway system, in connection with our Restructuring. These rights include the right to own and operate our business and assets, the right to profit and the right of asset disposal. Although these rights were granted to us indefinitely, we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulations or that other railway operators will not be granted similar rights within our service region. If another railway operator is granted similar rights within our service region, the level of competition we face will increase significantly.
     Guangzhou Railway (Group) Company as our largest shareholder and one of our major service providers may have interests that conflict with the best interests of our other shareholders and our Company.
     Before the initial public offering of our class A ordinary shares (the “A shares”), or A Share Offering, in December 2006, Guangzhou Railway (Group) Company, or GRGC, held 67% of our issued share capital and was our controlling shareholder. Upon the completion of our A Share Offering, the percentage of shares held by GRGC was reduced to approximately 41%, but GRGC remained our largest shareholder. GRGC’s ownership percentage enables it to exercise substantial influence over (i) our policies, management and affairs; (ii) our determinations on the timing and amount of dividend payments and our adoption of amendments to certain of the provisions of our Articles of Association and (iii) the outcome of most corporate actions. Subject to the requirements of the HKSE Listing Rules, GRGC may also cause us to effect certain corporate transactions.
     GRGC’s interests may sometimes conflict with the interests of the other shareholders. We cannot assure you that GRGC, as our largest shareholder, will always vote its shares in a way that benefits the other shareholders of our Company. In addition to its relationship with us as our largest shareholder, GRGC, by itself or through its affiliates, such as GEDC and Guangmeishan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services may also conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates have been conducted on open, fair and competitive commercial terms. However, we only have limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See “Item 4B. Business Overview—Suppliers and Service Providers” and “Item 7B. Related Party Transactions” for additional information regarding the services provided to us by GRGC and its subsidiaries.
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
     Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2008, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2008, our environmental protection-related expenses were approximately RMB 1.0 million.
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
     As our high-speed train service becomes technologically more complex, it may become more difficult for us to upkeep and repair our equipment and facilities as well as to maintain our service and safety standards. Furthermore, as we heavily rely on third parties for technical upgrades and support with regard to certain equipment and facilities, in case of any problems arising during our operation, our own staff may lack the technical expertise to identify and fix the problems in time. Moreover, the newly upgraded equipment may not be fully compatible with our existing operation system and may not meet our safety, security or other standards. The use of such equipment and facilities could result in malfunctions or defects in our services. In addition to potential technical complications, natural disasters could interrupt our rail services, thus leading to decreased revenues, increased maintenance and higher engineering costs.
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
     As described in “Item 7B Related Party Transactions” and Note 37 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by the MOR within the PRC, we work in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the MOR based on its systems. Although we can, to certain extent, calculate the revenues and charges settled by the MOR based on our own data and information, the amount of settlement is finally determined by the MOR.
     We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.
     The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the Company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the Company’s internal control over financial reporting. These requirements first applied partially to our annual report on Form 20-F for the fiscal year ended December 31, 2006 by requiring our management to provide a report regarding the assessment of the effectiveness of our internal control over financial reporting. Although we successfully remediated in 2007 the two material weaknesses identified in 2006 and have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2007 and 2008, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures.”
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
     On November 15, 2004, we entered into an asset purchase agreement with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets and liabilities, or the Acquisition. In order to finance such Acquisition, on December 13, 2006, we issued 2,747,987,000 A shares which are now listed for trading on the Shanghai Stock Exchange and raised approximately RMB 10.0 billion from the A Share Offering. On December 28, 2006, we paid RMB 5.27 billion out of the proceeds raised from the A Share Offering to Yangcheng Railway Company. On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway came under our control. Accordingly, the Company considers January 1, 2007 as the effective date of the Acquisition for accounting purposes. We paid the remaining balance in the amount of RMB 4.87 billion on June 29, 2007.
     We cannot assure you that the Acquisition will benefit our business and results of operations as we expect. As a result of the Acquisition, our railway has been extended from 152 kilometers to 481.2 kilometers. The Acquisition therefore results in a significant increase in our administrative burdens and operating costs. We cannot assure you that we will be able to manage or integrate the acquired business successfully. The process of combining railway transportation business between Guangzhou and Pingshi into our operations may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:
•	loss of key employees or customers of the acquired business;

•	failure to maintain the quality of services that we have historically provided;

•	the need to coordinate geographically diverse organizations; and

•	the diversion of management’s attention from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.
     In addition, in order to ensure the success of the integration, we have restructured and adapted our business management system to reflect the expanded operations. However, we may fail to realize the cost savings, revenue enhancement and other benefits that we currently expect to result from the Acquisition and the integration and may cause material adverse short- and long-term effects on our operating results and financial conditions.
     The Company has recognized goodwill associated with such Acquisition amounting to approximately RMB 281.3 million upon the acquisition date as at January 1, 2007. According to relevant accounting rules under IFRS, the goodwill is tested both annually and whenever there is an indication of impairment. Although, after assessment, we did not recognize any impairment loss against such goodwill for the year ended December 31, 2008, we may have to do so in the future if any future assessment indicates that such recognition is necessary.
Risks Relating to the People’s Republic of China
     Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.
     China’s economic, political and social conditions, as well as government policies, could affect our business.
     As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.
     Government control of currency conversion may adversely affect our operations and financial results.
     Our books and records are maintained and our financial statements are prepared and presented in RMB, which is not a freely convertible currency. All foreign exchange transactions involving RMB must be transacted through banks and other institutions authorized by the People’s Bank of China, or PBOC. We receive substantially all of our revenues in RMB. We need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payment of cash dividends on our H shares and equipment purchases from overseas regions. In addition, the existing foreign exchange limitations under PRC law could affect our ability to obtain foreign currencies through debt financing, or to obtain foreign currencies for capital expenditures or for distribution of cash dividends on our H shares.
     Fluctuation of the RMB could adversely affect our financial condition and results of operations.

     The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As of June 19, 2009, this change in policy has resulted in a more than 20% appreciation of the RMB against the U.S. dollar ever since July 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “Item 3A. Selected Consolidated Financial and Other Data” and “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk — Currency Risks.” We cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.
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
     Our business could be adversely affected by the effects of avian flu, H1N1 influenza, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In 2009, China reported a few occurrences of H1N1 influenza in several provinces. Any prolonged recurrence of avian flu, H1N1 influenza, SARS or other adverse public health developments in China may have a material adverse effect on our business operations, including our ability to travel or ship products in Southern China, as well as temporary closure of our business. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, H1N1 influenza, SARS or any other epidemic.
ITEM 4. INFORMATION ON THE COMPANY

Item 4A. History and Development of the Company
Overview
     We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996, and have conducted our business for thirteen years. Our legal name is , and its English translation is Guangshen Railway Company Limited. Our registered office is located at No. 1052 Heping Road, Shenzhen, Guangdong Province, The People’s Republic of China, 518010. Our telephone number is (86-755) 2558-7920 or 2558-8146 and our fax number is (86-755) 2559-1480.
     Our H shares (share code: 0525) and American Depositary Shares, or ADSs (ticker symbol: GSH), were listed on the HKSE, and the New York Stock Exchange, Inc., or the NYSE, respectively, in May 1996. Our A shares (share code: 601333) were listed on the Shanghai Stock Exchange in December 2006. We are currently the only PRC railway enterprise with shares concurrently listed in Shanghai, Hong Kong and New York.
     We are mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi Railway, which is 481.2 kilometers long, running vertically through Guangdong Province. The Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou Railway, which connects the Northern and Southern railways of China. The Guangzhou-Shenzhen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong, which is an important component of the transportation network of southern China, as well as the only railway channel linking Hong Kong with Mainland China. The Guangzhou-Shenzhen Railway is currently one of the most modern railways in the PRC as well as the first wholly fenced railway with four parallel lines in the PRC that allows passenger trains and freight trains to run on separate lines.
     Passenger transportation is our principal business. As of December 31, 2008, we operated 239.5 pairs of passenger trains in accordance with our daily train schedule, including 120 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen (including 34 pairs of standby trains), 13 pairs of Hong Kong Through Trains and 106.5 pairs of long-distance passenger trains. With our efforts to promote the development of high-speed passenger trains, our domestically manufactured electric multiple units trains, or EMUs (also known as “Concords” or “CRHs”), with a top speed of 200 kilometers per hour, transported most of our passengers between Guangzhou and Shenzhen. One pair of EMUs between Guangzhou and Shenzhen is dispatched every 10 minutes on average during peak hours, as part of our “As-Frequent-As-Buses” inter-city operations.
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
Background, Restructuring and Acquisition
     The railroad system between Guangzhou and Shenzhen was part of the original “Canton-Kowloon” railroad, which began operations in 1911. In 1949, following the establishment of the PRC, the railroad was divided into two sections, with the first linking Guangzhou and Shenzhen, and the second, across the Hong Kong border and separately owned, linking Luohu and the Kowloon peninsula in Hong Kong. The Guangzhou to Shenzhen railroad has been operated since 1949 by a sub-division of the Guangzhou Railway Administration, a predecessor to GRGC.
     In 1979, Guangshen Railway Company, our predecessor, in conjunction with KCR which has been merged into the MTR Corporation, or MTR, was engaged in the joint operation of Hong Kong Through Train passenger services between Guangzhou and Hong Kong.
     In 1984, to exploit the rapid growth in the Pearl River Delta, Guangshen Railway Company, our predecessor, was established pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Administration. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, construction of the second line was completed. In 1991, Guangshen Railway Company began the construction of a semi- high-speed rail line and purchased high-speed locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 kilometers per hour. Our high-speed line was the first of its kind in China. Commercial operation of the high-speed trains commenced in December 1994.
     We were established as a joint stock limited company on March 6, 1996 following the Restructuring, which was carried out to reorganize the railroad assets and related businesses of Guangshen Railway Company and certain of its subsidiaries. As part of the Restructuring, 2,904,250,000 state legal person shares, par value RMB 1.00 per share, of our Company were issued to GRGC, a state-owned enterprise controlled by the MOR of the PRC. Guangshen Railway Company retained the assets, liabilities and businesses not assumed by us, including units providing staff quarters and social services such as health care, education, public security and other ancillary services, as well as subsidiaries or joint ventures whose businesses do not relate to railroad operations and do not compete with our businesses. As part of our Restructuring, Guangshen Railway Company was renamed Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or GEDC.
     Since April 1, 1996, we have been able to set our own prices for our high-speed train services and charge a premium over average national prices for our other passenger and freight train services. See “Item 4B. Business Overview — Regulatory Overview — Pricing” for a more detailed description of our pricing scheme.
     We completed our initial public offering of class H ordinary shares, or H shares, and our American depositary shares, or ADSs, in May 1996. In that offering, we issued a total of 1,431,300,000 H shares, par value RMB 1.00 per share. Our H shares are listed for trading on the HKSE and our American depositary shares, or ADSs, each representing 50 H shares, are listed for trading on the NYSE. Our H shares or ADSs may not be purchased or owned by domestic investors in the PRC.
     On November 15, 2004, we entered into an asset purchase agreement with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets and liabilities, or the Acquisition. In order to finance such Acquisition, on December 13, 2006, we issued 2,747,987,000 A shares (stock code: 601333) that are now listed for trading on the Shanghai Stock Exchange and raised approximately RMB 10.0 billion from the A Share Offering. After the A Share Offering, approximately 41% of our issued and outstanding shares were owned by GRGC, while institutional and public shareholders own approximately 59% of our issued and outstanding common shares, including A shares, H shares and ADSs.
     On December 28, 2006, we paid RMB 5.27 billion out of the proceeds raised from the A Share Offering to Yangcheng Railway Company. On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway came under our control as a result of the Acquisition. As a result, our operations expanded from a regional railway to a national trunk line network and our operating railway distance extended from 152 kilometers to 481.2 kilometers, running vertically through the entire Guangdong Province. In June 2007, we paid the remaining balance in the amount of RMB 4.87 billion to Yangcheng Railway Company.
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
     As of June 8, 2009, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong (which we serve in conjunction with MTR). In addition to our Hong Kong Through Train passenger service in conjunction with the MTR, we also allow Hong Kong-bound freight trains to use our railroad.
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
     Eastbound. Our rail line intersects at Dongguan with the Guangzhou-Meizhou- Shantou rail line operated by Guangmeishan Railway Company, a company jointly established by GRGC, the Guangdong Provincial Railway Company and other public investors. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong.
     At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen—Shekou, Chiwan and Mawan — and the other, Pingyan Railway, serves Yantian port, an international deepwater port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.
Item 4B. Business Overview
Business Operations
     Our principal businesses are railroad passenger and freight transportation and railway network usage and services, which collectively generated 92.5% of our total revenues in 2008.
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
     In 2007, we also put our domestically manufactured high-speed electric train sets into operation, which has been popular with our passengers. In addition, we continued to implement our “As-Frequent-As-Buses” Train Project and improved our passenger service equipment. We have also focused on improving our corporate governance and safety procedures.
     In 2008, we further increased the frequency of our inter-city passenger trains between Guangzhou and Shenzhen and operated up to 120 pairs of such inter-city passenger trains on a daily basis. At the same time, we made great efforts to increase the number of domestic long-distance trains we operated. For example, we commenced the operation of the long-distance passenger trains between Shenzhen and Shaoguan and between Guangzhou and Zhengzhou in March 2008 and July 2008, respectively.
     In 2008, our total revenues were RMB 11,688.7 million, representing an increase of 11.2% from RMB 10,508.5 million in 2007. Our revenues from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses were RMB 6,759.2 million, RMB 1,324.7 million, RMB 2,738.4 and RMB 866.3 million, respectively, accounting for 57.8%, 11.3%, 23.4% and 7.5%, respectively, of our total revenues in 2008. Our profit attributable to shareholders was RMB 1,224.1 million, representing a decrease of 14.5% from RMB 1,431.4 million in 2007. The revenue from our other businesses was RMB 866.3 million, representing an increase of 25.8% from RMB 689.0 million in 2007.
     The table below summarizes our railroad transportation revenues and traffic volume in each of the five years ended December 31, 2004, 2005, 2006, 2007 and 2008.

	Year ended December 31,
	2004	2005	2006	2007(7)	2008(7)
Passenger Transportation
Total passenger revenues (RMB millions)	2,076.27	2,253.34	2,608.84	5,833.54	6,759.23
Total passengers (millions)(1)	31.56	33.00	35.98	73.05	83.82
Revenues per passenger (RMB)(2)	65.79	68.28	72.51	79.86	80.64
Total passenger—kilometers (millions)	4,200.20	4,539.10	4,842.7	26,278.2	27,923.70
Revenues per passenger—kilometer (RMB)(3)	0.49	0.50	0.54	0.22	0.24
Freight Transportation
Total freight revenues (RMB millions)	611.81	540.34	565.56	1,326.45	1,324.70
Total freight tonnes (millions)	34.20	31.89	30.71	71.01	70.14
Revenues per tonne (RMB)(4)	17.89	16.94	18.42	18.68	18.89
Total tonne—kilometers (millions)	2,489.50	2,294.80	2,276.3	15,306.9	15,557.37
Revenues per tonne—kilometer (RMB)(5)	0.25	0.24	0.25	0.09	0.09
Railway Network Usage and Services (RMB millions)(6)	183.40	305.79	291.49	2,659.53	2,738.43

(1)	Prior to 2006, we recorded the aggregate of the passengers arriving at and departing from our railway stations as total passengers. Beginning from the year ended December 31, 2006, we began recording only those passengers departing from our railway stations as total passengers. To conform to the current year presentation, we have adjusted the numbers of total passengers for each of the years ended December 31, 2004 and 2005 to only include passengers departing from our railway stations.

(2)	Revenues per passenger is calculated by dividing total passenger revenue by total passengers. Management believes that revenues per passenger is a useful measure for assessing the revenue levels of our passenger transportation business.

(3)	Revenues per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenues per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business. The decrease in revenues per passenger-kilometer in 2007 and 2008 was primarily due to our acquisition of the railway transportation business between Guangzhou and Pingshi in 2007, whose passenger transportation business had lower tariffs than that of the Guangzhou-Shenzhen Railway we operated before 2007.

(4)	Revenues per tonne is calculated by dividing total freight revenue by total freight tonnes. Management believes that revenues per tonne is a useful measure for assessing the revenue levels of our freight transportation business.

(5)	Revenues per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenues per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business. The decrease in revenues per tonne-kilometer in 2007 and 2008 was primarily due to our acquisition of the railway transportation business between Guangzhou and Pingshi in 2007, whose freight transportation business had lower tariffs than that of the Guangzhou-Shenzhen Railway we operated before 2007.

(6)	Since our revenue from railway network usage and services was insignificant before the acquisition of the railway transportation business of Guangzhou-Pingshi Railway in 2007, we recorded such revenues into the revenues from passenger and freight transportation in previous years. Upon the acquisition of the railway transportation business of Guangzhou-Pingshi Railway, our revenues from railway network usage and services have become material. Our management decided to record the revenue from railway network usage and services separately starting from the year ended December 31, 2007. To conform to the current year presentation, we have adjusted the revenues of each of the years ended December 31, 2004, 2005 and 2006.

(7)	On January 1, 2007, we acquired the railway transportation business and related assets and liabilities associated with such railway transportation business (the “Yangcheng Railway Business”) between Guangzhou and Pingshi from Yangcheng Railway Company, or the Acquisition. As described in “Item 5—Operating and Financial Review and Prospects,” the Acquisition does not constitute a business combination under common control as our Company and Yangcheng Railway Business are not ultimately controlled by the same party both before and after the business combination. Accordingly, the Acquisition has been accounted for using the purchase method of accounting and the results of operations of Yangcheng Railway Business have been included in our consolidated income statement starting from January 1, 2007. As a result, our consolidated financial information for each of the years ended December 31, 2007 and 2008 included in this annual report has reflected the impact arising from the Acquisition.
Passenger Transportation
     Passenger transportation is our largest business segment, and accounted for 57.8% of our total revenues, and 62.5% of our railroad transportation revenues, in 2008. Our passenger train services can be categorized as follows:
•	intercity high-speed express trains between Guangzhou and Shenzhen;

•	Hong Kong Through Trains between Hong Kong and Guangzhou; and

•	domestic long-distance trains.
     As of December 31, 2008, we operated 239.5 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing an increase of 44.5 pairs from 195 pairs as of December 31, 2007, of which:
•	120 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen (including 34 stand-by pairs), representing an increase of 40 pairs;

•	13 pairs were Hong Kong Through Trains; (including 11 pairs of Hong Kong Through Trains, one pair of through train between Zhaoqing and Kowloon, and one through train that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line); and
•	106.5 pairs were domestic long-distance passenger trains, representing an increase of 4.5 pairs from 102 pairs as of December 31, 2007, which includes 24 pairs of long-distance passenger trains operated by us between Shenzhen and Yueyang, between Shenzhen and Shanghai South, between Shenzhen and Beijing West, between Kowloon and Beijing West, between Shenzhen and Shaoguan, between Guangzhou and Chongqing North, between Guangzhou and Wanzhou, between Guangzhou and Liuzhou, between Guangzhou and Wuchang, between Guangzhou and Xi’an, between Guangzhou and Taizhou, between Guangzhou and Shanghai South, between Guangzhou and Jiujiang, between Guangzhou and Changsha, between Yueyang and Guangzhou, between Chenzhou and Foshan, between Guangzhou and Zhangjiajie, between Guangzhou and Pingshi (two pairs), between Guangzhou and Shaoguan (two pairs), between Yueyang and Changsha, between Guangzhou and Lhasa and between Sanya and Beijing West, and 82.5 pairs of domestic long-distance trains, operated by other operators but originating or terminating on, or passing through, our railroad.
     The table below sets out passenger revenues and volumes for our Hong Kong Through Trains and domestic trains in each of 2006, 2007 and 2008:

	Total passenger revenues			Total passengers			Revenue per passenger
	2006	2007	2008	2006	2007	2008	2006	2007	2008
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	1,341.7	1,494.2	1,973.1	22.2	24.7	32.1	60.3	60.5	61.5
Hong Kong Through Trains	454.2	430.5	380.3	3.2	3.2	3.1	141.9	134.5	122.1
Long-distance Trains	812.9	3,908.8	4,405.8	10.5	45.1	48.6	77.4	86.7	90.6
Combined passenger operations	2,608.8	5,833.5	6,759.2	36.0	73.0	83.8	72.5	79.9	80.6
     Guangzhou-Shenzhen Trains. In 2008, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed most to our railroad passenger transportation revenues. In 2008, we did not operate any regular speed inter-city train between Guangzhou and Shenzhen. As of December 31, 2008, we operated, on average, a total of more than 80 pairs of EMU high-speed passenger trains between Guangzhou and Shenzhen daily. Such EMU high-speed trains are capable of running at about 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 29.8% from 24.7 million in 2007 to 32.1 million in 2008. The revenues from our Guangzhou-Shenzhen trains increased by 32.1% from RMB 1,494.2 million in 2007 to RMB 1,973.1 million in 2008. The increase in business volume of Guangzhou-Shenzhen trains was primarily due to (i) the Guangzhou-Shenzhen express train service gaining more regular customers since the commencement of commercial operations of CRHs (China Railway High-speed) on April 18, 2007; (ii) the optimization and consolidation of transportation resources of our railways and the improvement of co-ordination between Guangzhou-Shenzhen inter-city express trains and long-distance trains and (iii) the increase in short-distance two-way passenger traffic during the Qingming Festival Holidays, the May Day Holidays and the Dragon Boat Festival Holidays.

     Hong Kong Through Trains. We currently operate jointly with the MTR, 13 pairs of high-speed Hong Kong Through Trains between Hong Kong and Guangzhou. We provide the trains and personnel for ten pairs of these train services, while MTR provides for three pairs. The Hong Kong Through Train services beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai are provided by GRGC and Shanghai Railway Administration. Revenues from these Hong Kong Through Trains on the Guangzhou-Hong Kong section are shared between MTR and us, in proportion to our track mileage for the Hong Kong Through Train services, with 81.2% accruing to us and 18.8% to MTR. In addition, we share all related costs with MTR at the same rate for the Hong Kong Through Train services.
     Most of the passengers taking our Hong Kong Through Trains are from Hong Kong, Macau, Taiwan and foreign countries, and many are business travelers. As the prices for our Hong Kong Through Train services are higher than the prices we charge for our domestic train services, these Hong Kong Through Train services produce higher per-passenger revenues than our other passenger train services.
     In 2008, the volume of passengers who traveled on the Hong Kong Through Trains decreased by 2.4% from 3.192 million in 2007 to 3.115 million in 2008. The decrease was mainly due to (i) the operation of Guangzhou-Shenzhen intercity trains which has diverted a portion of the Hong Kong Through Train passengers; (ii) the decrease in the number of business travelers and tourists traveling between Guangdong and Hong Kong as a result of the global financial crisis and economic downturn and (iii) the depreciation of the Hong Kong Dollar, the main currency in which our revenue from Hong Kong Through Trains is denominated, against RMB in 2008.
     Domestic Long-distance Trains. As of December 31, 2008, we operated on a daily basis 106.5 pairs of domestic long-distance passenger trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shanxi, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Shandong provinces, Chongqing, Shanghai, Beijing, Tianjin, Guangxi Autonomous Region and Tibet Autonomous Region. In 2008, the number of passengers traveling on our long-distance trains was 48.6 million, representing an increase of 7.7% from 45.1 million in 2007. The increase in business volume of the long-distance trains was mainly due to (i) the commencement of operation of trains from Shenzhen to Shaoguan and from Guangzhou to Zhengzhou in March and July 2008, respectively; (ii) the full-year inclusion in 2008 of the operation of the trains from Guangzhou to Shanghai and from Guangzhou to Xi’an, which started operation in April and August 2007, respectively and (iii) the increase in the number of migrant workers returning home earlier than in previous years primarily as a result of the reduction in output, and closures or bankruptcies of certain enterprises in the Pearl River Delta as a result of the global financial crisis and economic downturn and the upgrading of the industrial structure of the region.
     Major Stations. The following are the major train stations owned and operated by us as of December 31, 2008:
     Guangzhou East Station. Our Guangzhou East Station provides services for our railway transportation services between Guangzhou and Shenzhen and between Guangzhou and Hong Kong and provides a hub for long-distance trains to different locations within China. Our

Guangzhou East Station is connected to Lines 1 and 3 of the Guangzhou municipal subway. As of December 31, 2008, the Guangzhou East Station handled on a daily basis 12 pairs of Hong Kong Through Trains, more than 80 pairs of Guangzhou-Shenzhen trains, 17 pairs of long-distance passenger trains between the Guangzhou East Station and other locations in China, including Wuchang, Shantou, Nanchang, Hefei, Macheng, Shenyang North, Xiangfan, Tsingtao, Yingtan, Harbin, Xiamen, Taiyuan and Beijing West (one train every two days), Shanghai (one train every two days), Shaoguan, Chenzhou, Shanghai South, and five pairs of passenger trains passing through the Guangzhou East Station. In 2008, the number of passengers traveling from Guangdong East Station was 17.8 million.
     Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Kowloon and Zhaoqing. As of December 31, 2008, this station handled on a daily basis the transfer service for ten pairs of domestic long-distance passenger trains, 68.5 pairs of Guangzhou-Shenzhen high-speed passenger trains and 10.5 pairs of Hong Kong Through Trains. In 2008, the number of passengers traveling from Dongguan Station was 4.0 million.
     Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line and connected to Line 1 of Shenzhen’s subway system. In 2002, we introduced China’s first computerized ticket hall in our Shenzhen Station. As of December 31, 2008, our Shenzhen Station handled on a daily basis more than 80 pairs of Guangzhou-Shenzhen passenger trains and 16 pairs of domestic long-distance passenger trains between Shenzhen and other locations in China, including Beijing (two pairs), Changsha, Shaoguan, Wuchang (three pairs), Shantou, Zhengzhou, Fuzhou, Shenyang, Changde, Jiujiang, Yueyang, Guilin, and Shanghai. In 2008, the number of passengers traveling from Shenzhen Station was 18.9 million.
     Shaoguan Station. Our Shaoguan Station is an important transportation hub in the north part of Guangdong Province, which handles both passengers and freight transportation. In the year ended December 31, 2008, our Shaoguan Station handled on a daily basis 66 pairs of passenger trains, including four pairs which originally depart from and ultimately arrive at our Shaoguan Station. In 2008, the number of passengers traveling from Shaoguan Station was 3.7 million.
     Guangzhou Station. Guangzhou Station is the largest passenger station in South China and is connected with the Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway and Guangmeishan Railway. Our Guangzhou Station is also indirectly connected with the Beijing-Kowloon Railway via the Guangzhou-Shenzhen Railway. In the year ended December 31, 2008, our Guangzhou Station handled on a daily basis 98 pairs of passenger trains and 156 pairs during the Chinese New Year holiday period. In 2008, the number of passengers traveling from Guangzhou Station was 31.7 million. During the Chinese New Year holiday period, the number of daily passengers traveling from our Guangzhou Station exceeded 220,000.

Freight Transportation
     Revenue from our freight transportation accounted for 11.3% of our total revenues and 12.2% of our railroad transportation revenues in 2008. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.
     The majority of the freight we transport is high-volume, medium to long-distance freight received from and/or transferred to other rail lines. A portion of the freight we transport both originates and terminates in the Shenzhen-Guangzhou-Pingshi corridor. We classify our freight business into three categories:
•	inbound freight, which is primarily freight unloaded at freight stations and spur lines connected to ports on our rail line or in Hong Kong;

•	outbound freight, which is primarily freight bound for other regions in Mainland China as well as foreign countries loaded at our train stations and spur lines connected to ports on our rail line or in Hong Kong; and

•	pass-through freight, which refers to freight that travels on our rail line, but which does not originate from or terminate at our rail line.
     The total tonnage of freight we transported in 2008 was 70.1 million tonnes, representing a decrease of 1.3% from 71.0 million tonnes in 2007. Revenues from freight transportation business in 2008 were RMB 1,324.7 million, representing a decrease of 0.1% from RMB 1,326.4 million in 2007. This decrease is primarily due to the freezing weather at the beginning of the year, the upgrading of the industrial structure in the Pearl River Delta region and the global financial crisis and economic downturn.
     We serve a broad customer base and ship a wide range of goods in our freight transportation business. We are not dependent upon any particular customers or industries.
     We transport a broad range of goods, which can generally be classified as follows: metal ores, coal, containers, construction materials, steel, petroleum, and other goods. The majority of our inbound freight consists of raw materials and essential production materials for manufacturing, industrial and construction activities, while the majority of our outbound freight consists of imported mineral ores as well as coal and goods produced or processed within our service territory, for customers throughout China and abroad.
     The following table shows the composition of our freight volume by percentage for the three years ended December 31, 2006, 2007 and 2008 (based on tonnes transported):

	Outbound Freight			Inbound (and Pass-through) Freight
	2006	2007	2008	2006	2007	2008
	As a Percentage of Total Outbound Freight			As a Percentage of Total Inbound
				(and Pass-through) Freight
Construction materials	21.8%	44.9%	40.6%	42.8%	36.5%	34.7%
Energy products	53.2%	27.3%	26.0%	8.4%	24.7%	22.9%
Food products	2.8%	2.8%	3.1%	18.7%	14.9%	15.3%
Chemicals	4.2%	3.2%	3.3%	12.4%	9.3%	10.1%
Manufactured goods	1.2%	2.1%	3.0%	2.8%	1.3%	1.7%
Containers	11.9%	13.2%	17.5%	11.1%	9.6%	11.8%
Other goods	4.9%	6.5%	6.5%	3.8%	3.7%	3.5%

Total	100%	100%	100%	100%	100%	100%

Railway Network Usage and Services Business
     Revenue from our railway network usage and services accounted for 23.4% of our total revenues and 25.3% of our railroad transportation revenues in 2008. Railway network usage and services mainly include the locomotive traction, track usage, electric catenaries (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services. In 2008, our revenue from railway network usage and services was RMB 2,738.4 million, representing an increase of 3.0% from RMB 2,659.5 million in 2007. The increase was mainly due to: (i) the increase in the number of long-distance trains operated by other railway companies (bureaus) that use our tracks and services, which led to the increase in related revenues and (ii) the change in electric locomotive routing, which resulted in a decrease in revenues from locomotive traction and an increase in revenues from use of electric catenaries.
     The following table shows the composition of our revenues from railway network usage and services for the three years ended December 31, 2006, 2007 and 2008:

	2006	2007	2008
	(RMB millions)
Locomotive traction	4.0	1,155.3	1,114.3
Track usage	154.8	919.7	953.5
Electric catenaries	24.0	211.2	281.8
Vehicle coupling	46.5	216.6	224.0
Other services	62.2	156.7	164.9

Total	291.5	2,659.5	2,738.4

Other Businesses
     We engage in other businesses principally related to our railroad transportation business. Revenue from our other businesses accounted for 7.4% of our total revenues in 2008. Our other businesses mainly consist of sale of materials and supplies, maintenance of trains, on-board catering services, labor services, operation of restaurants, hotels and warehouses, and other businesses related to railway transportation.
     Revenues from our other businesses in 2008 were RMB 866.3 million representing an increase of 25.7% from RMB 687.0 million in 2007. The increase in revenues from other businesses was mainly due to (i) the refueling in our territory by some long-distance trains operated by other railway companies and (ii) our commencement of self-catering services on certain trains.

     The table below sets out the revenues for our other businesses, by categories of activity, in each of 2006, 2007 and 2008:

	Revenues			As a Percentage of Total Revenues
	2006	2007	2008	from Other Businesses
	(RMB millions)			2006	2007	2008
Sale of materials and supplies	—	103.8	227.7	—	15.1%	26.3%
Maintenance of trains	—	239.2	225.5	—	34.7%	26.0%
On-board catering services	33.9	67.3	97.9	26.3%	9.8%	11.3%
Labor services	29.8	49.7	62.2	23.2%	7.2%	7.2%
Other services related to railway transportation	64.9	229.1	252.9	50.5%	33.2%	29.2%
Total	128.6	689.0	866.3	100%	100%	100%
Seasonality of Our Railway Transportation Business
     There is some seasonality in our businesses. The first quarter of each year typically contributes the highest portion of our annual revenues, mainly because it coincides with the Spring Festival holidays (Chinese New Year holidays) when Chinese people customarily travel from all over the country back to their hometowns. In addition, the New Year holidays, the Qingming Festival Holidays, the Labor Day holidays, the Dragon Boat Festival Holidays, summer holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand.
Sales
Passenger Transportation
     Our passenger tickets are currently sold primarily at ticket counters located in our train stations. Additionally, our tickets are sold in Hong Kong and major cities in the Guangdong Province through ticket agents, travel agents and hotels, at our usual prices plus nominal commissions. Substantially all of our tickets are sold in cash.
     Hong Kong Through Train tickets are sold in Guangdong Province through our own ticket outlets, as well as through various hotels and travel agents. In Hong Kong, these tickets are sold exclusively by the MTR. As MTR’s sales network for these tickets is relatively limited, MTR has engaged the China Travel Service (HK) Ltd., or CTS, as the primary agent for such sales on a non-exclusive basis. In 2003, we established an online ticket sales system with MTR for the Hong Kong Through Trains.
     In 2005, we initiated passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and in 2006, we succeeded in introducing the IC Card Ticketing System.
     The current settlement method stipulated by the MOR for passenger transportation provides that all revenues from passenger train services (including revenues generated from luggage and parcel services) are considered passenger transportation revenues and belong to the railway administration that operates that train. The railway administration in turn pays other railway administrations the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway administrations operating the long-distance train services are required to pay us the following fees: (i) the portion of the revenues from the sale of tickets that are higher than the PRC national railway standards due to our special pricing standards and (ii) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenues from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See “Item 4B. Business Overview — Regulatory Overview — Pricing”
Freight Transportation
     Generally, we collect payment for our freight service directly from our customers. For inbound freight, we collect transportation fees incurred on our line from the receiving party prior to the release of the freight. For outbound freight, we collect the total transportation fees from the dispatching party, retain the portion allocated to us and remit the remainder to the other railroad operators on a monthly basis either directly or through a national settlement procedure administered by the MOR. These collection procedures also apply to freight transported to or from Hong Kong. Substantially all payments for inbound and outbound freight are settled in cash.
     For pass-through freight, payments are collected at the originating stations, and allocated portions for the use of our rail line are remitted to us through the national settlement procedure administered by the MOR. We generally receive such funds within a month after the service is provided.
     Freight customers in the Guangzhou-Shenzhen area either deal directly with us or use shipping agents. As a practical matter, we have been able to meet demands for outbound freight transportation services on a short notice.
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
     With respect to passenger transportation, we face competition from bus services, which are available between Guangzhou and Hong Kong and between Guangzhou and Shenzhen. Bus fares are lower than the fares for our high-speed passenger train services. Furthermore, buses can offer added convenience to passengers by departing from or arriving at locations outside their central terminals, such as hotels. However, train services generally offer greater speed, safety and reliability than bus services. In addition, since the implementation of our “As-Frequent-As-Buses” Train Project in October 2001, our high-speed train services and Hong Kong Through Train services have enabled us to compete more effectively with bus operators in terms of speed and frequency. We also compete to a lesser extent with commercial air passenger transportation services and ferry services operating between Guangzhou and Hong Kong.
     With respect to freight transportation, we face increasing competition from truck transportation in the medium- and short-distance freight transportation market as the expressway and highway networks in our service region and neighboring areas have increasingly improved. By comparison, in the long-distance freight transportation market, especially in the areas where water transportation is not well developed, our freight transportation service has many advantages compared to truck transportation due to the higher cost of truck transportation, susceptibility of truck transportation to traffic conditions and a scarcity of heavy duty trucks. Our freight transportation also competes with water transportation as the waterway networks have increasingly improved. Supported by its more extensive network, railway freight transportation is more competitive in terms of speed and safety compared to water transportation, especially in those areas that are far from coasts and main waterways. As air freight is very expensive and attracts a different group of customers, we do not consider that our freight transportation services face significant competition from air freight. In China, a significant portion of the bulky freight with low added-value is still transported by railroad.
Equipment, Tracks and Maintenance
     As of December 31, 2008, we owned 30 high-speed diesel locomotives, 56 regular-speed passenger diesel locomotives, 55 freight diesel locomotives, 50 shunting locomotives, 147 high-speed electric passenger train, one X-2000 high-speed EMU, 1,405 regular-speed passenger coaches and seven trial locomotives. We currently use 19 high speed Bombardier EMUs (also known as “Concords”) for our passenger transportation business between Guangzhou and Shenzhen.
     The freight cars we use are all leased from the MOR, to which we pay uniform rental fees and depreciation fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2006, 2007 and 2008 were approximately RMB 40.8 million, RMB 156.6 million and RMB 176.9 million, respectively.
     From September 2000, we began to lease eight “Blue Arrow” high-speed electric train-sets from Guangzhou Zhongche to facilitate the development of our “As-Frequent-As-Buses” Train Project. We paid the lessor RMB 106.6 million and RMB 53.3 million in 2006 and 2007, respectively, under the lease. Given that it was anticipated that the EMUs would be delivered to us at later times in 2007, we renewed the lease agreement for another year with Guangzhou Zhongche on June 22, 2006. All of these lease agreements expired between June 2007 and December 2007 and we did not extend the term of these lease agreements.
     From April 2007, we started the operation of our EMUs, which we bought from Bombardier Sifang Power (Qingdao) Transportation Ltd. and Bombardier Sweden Transportation Ltd. Each EMU has the top speed of 200 kilometers per hour and we believe that the introduction of EMUs has strengthened our capability to deliver safety, speed, comfort and quality in our transport services and increased our efficiency and competitiveness.
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
     We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade, and are maintained and upgraded on an ongoing basis as required. In 2005, we replaced 23,203 pieces of various types of ties, 2.45 kilometers of high-speed wire rod rail, 566 pieces of mainline rails and receiving and dispatching rail, 344 sets of receiving and dispatching center switches and 1.56 kilometers of signal cable. In addition, we also screened certain ballast beds. In 2006 and 2007, as part of our Fourth Rail Line construction, we made improvements to 24.6 kilometers of railroad. In 2008, we made improvements to 73 kilometers of railroad.
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
Major Suppliers and Service Providers
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
     Under the Rules Governing the Listing of Securities on the HKSE, or the HKSE Listing Rules, transactions between us and our connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders’ approval unless otherwise waived by the HKSE. Our independent non-executive directors review and certify annually that these contracts are entered into on normal commercial terms that are fair and reasonable to us. The above transactions are exempted from the strict compliance of the requirements under the HKSE Listing Rules in relation to connected transactions, subject to certain conditions set forth in the waiver letter issued by the HKSE. On January 13, 2006, we entered into a provisional comprehensive services agreement with GRGC, or the GRGC Provisional comprehensive services agreement, and a comprehensive services agreement with GEDC, or the GEDC comprehensive services agreement, both of which became effective on March 3, 2006 after being approved at our shareholders’ general meeting. On April 19, 2007, we and GEDC entered into a supplemental agreement to the GEDC comprehensive services agreement that shortened the term of the GEDC comprehensive services agreement to December 31, 2007 and increased the annual cap on related party transactions from RMB 76.4 million to RMB 139.7 million. On December 27, 2007, the annual cap for the services provided by Yangcheng Railway Company in the year ended December 31, 2007 was approved by our independent shareholders at the second extraordinary shareholders’ general meeting to be increased from RMB 260 million to RMB 389 million. Meanwhile, the second extraordinary shareholders’ general meeting also approved the new comprehensive service agreements that we entered with GRGC, GEDC and Yangcheng Railway Company on November 5, 2007 and the annual caps for the related-party transactions between us and each of GRGC, GEDC and Yangcheng Railway Company for the years ended December 31, 2008, 2009 and 2010.
     In 2008, the total amount of the payments we made to GRGC and its subsidiaries accounted for 27.9% of our railroad business operating costs for the year. In addition, project management fee of approximately RMB 0.2 million was paid to GRGC for managing the construction of the Fourth Rail Line in 2008. See “Item 7B. Related Party Transactions.”
     The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2007 and 2008, we paid approximately RMB 402.6 million and RMB 606.9 million, respectively, in electricity charges.
     In 2008, the PRC National Audit Office, or the NAO, conducted an audit of the railway bureaus and railway companies, including GRGC, our largest shareholder, and certain railway construction projects, including our construction of our Fourth Rail-Line. In addition, as part of its audit of GRGC, the NAO also conducted an audit of our Company, which mainly focuses on our business transactions with GRGC. The NAO has completed the audit of GRGC and our construction of the Fourth Rail-Line. Such audit did not result in material adverse effect on the business of our Company.
     Our five largest customers accounted for less than 30% of our revenue and our five largest suppliers of raw materials accounted for less than 30% of our purchases in 2008.
Regulatory Overview
     As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations. We are also subject to industry regulation by the MOR within the overall framework of the PRC national railway system.
National Railway System
     Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. State-owned railroads are invested by the central government of the PRC and are managed directly by the MOR. The state-owned railway system comprises over 70% of all rail lines, including all trunk lines. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. The state-owned railway system operates as a nationwide integrated system under the supervision and management of the MOR. Although the MOR does not operate other railroads, it provides guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR’s responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system.
     Prior to March 18, 2005, the MOR divided the national railway system into 15 regions, each overseen and operated by a separate railway administration, or group companies. Ten of these 15 administrations were further subdivided on a geographical basis into 41 railway sub-administrations, or general companies. On March 18, 2005, the MOR issued a notice, pursuant to which all general companies were dissolved and three new group companies were established. As a result, the number of group companies increased to 18. Group companies are directly responsible for passenger and freight transportation as well as the coordination and supervision of operations carried out by train stations within their respective service territory.
Transport Operations
     The transport operations of the PRC national railway system are organized under the centralized regulation of the MOR. In order to promote efficient utilization of the railroad network nationwide, the MOR supervises and coordinates traffic flow on national trunk lines and through any connection points, where two rail lines operated by different companies connect to each other, in the system. Based on route capacity, available equipment and national priorities, the MOR allocates to the 18 group companies authority to make routings on trunk lines, allocates numbers and types of freight cars to the group companies and specifies requirements to dispatch empty freight cars to designated locations in order to facilitate freight car circulation within the national railway system. Within the allocations set by the MOR, each group company and administration supervises and coordinates traffic within its own jurisdiction.
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
     Since March 1996, the MOR and GRGC have provided us with substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet passenger demand. On October 21, 2001, we successfully launched our “As-Frequent-As-Buses” Train Project, which provides intercity express train services. As of December 31, 2008, the total number of intercity express trains running daily between Guangzhou and Shenzhen was 120 pairs (including 34 pairs of standby trains). We currently have 106.5 pairs of long-distance trains and 13 pairs of Hong Kong Through Trains.
     Where our service runs beyond our own line, clearance by and coordination with GRGC is necessary. To the extent that we operate long-distance services beyond GRGC’s jurisdiction, they are subject to coordination and clearance by the MOR. In addition, in order to enable GRGC and the MOR to allocate freight cars and control traffic going through connection points, we are required to provide GRGC with prior written notice, on a monthly basis, of the number and types of freight cars we will require, as well as the number of our freight trains that will go through particular connection points. Furthermore, we must still carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR or GRGC. Revenues from military and diplomatic transport generally account for less than 1% of our total transportation revenues. Emergency aid transport is required only during periods of rare natural disasters declared by the PRC government, and is provided free of charge.
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
Environmental Protection
     We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2008, our environmental protection-related expenses were approximately RMB 1.0 million as compared to RMB 3.6 million in 2007.
Insurance
     Pursuant to applicable PRC regulations, we are liable for the compensation to passengers for bodily injury arising from accidents up to the limit of RMB 150,000/person and RMB 2,000 for lost baggage and/or carry-on parcels. With respect to loss of or damage to baggage, parcels and freight, our customers may elect to purchase insurance administered by the MOR for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB 15 for each kilogram of damaged or lost baggage and/or parcels. Freight transport customers who elect not to purchase insurance, may recover up to RMB 100 for each tonne of damaged or lost freight or RMB 2,000 for each package, depending on the methods adopted to calculate such freight.
     We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will have to cover losses and damages out of our own pockets. See “Item 3D. Risk Factors — Risks Relating to Our Business — We have very limited insurance coverage”.
     In addition, we have taken out work-related personal injury insurance policies and child-bearing insurance for our employees.
Item 4C. Organizational Structure
     The following table lists the significant subsidiaries of Guangshen Railway Company Limited as of December 31, 2008:

	Country of	Percentage of Interest held
Name	Incorporation	by Guangshen Railway

Directly held by the Company(1)

Guangshen Railway Dongqun Trade and Commerce Service Company	PRC	100%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Guangshen Railway Travel Service Ltd.	PRC	100%
Shenzhen Longgang Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	55%
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangzhou Tielian Economy Development Company Limited	PRC	50.5%
Shenzhen Nantie Construction Supervision Company	PRC	100%

Indirectly held by the Company

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Property Management Company Limited	PRC	100%

(1)	In 2008, we liquidated Shenzhen Jing Ming Industrial & Commercial Company Limited, which used to be our direct wholly owned subsidiary, and we recorded a disposal loss of RMB 188,000.
Item 4D. Property, Plant and Equipment
     We occupy a total area of approximately 39.7 million square meters, among which, we own the land use right of approximately 11.7 million square meters on which our buildings and facilities of Guangzhou-Shenzhen railway are located, and we lease approximately 28.0 million square meters from GRGC for the Guangzhou-Pingshi Railway.
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
     As of December 31, 2008, land use right certificates, or Land Certificates, of certain parcels of land of the Company with an aggregate area of approximately 1,448,472 square meters had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Company to apply for and obtain the Land Certificates and it should not lead to any material adverse impact on the operations of the Company. The Company is in the process of applying for these certificates. Accordingly, no provision for impairment was considered necessary.
     In addition, as of December 31, 2008, ownership certificates of certain buildings, or Building Ownership Certificates, of the Company with an aggregate area of approximately 305,364 square meters had not been obtained by the Company. After consultation with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operations of the Company. The Company is in the process of applying for these certificates. Accordingly, no provision for fixed assets impairment was considered necessary.
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
     As of June 8, 2009, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 402,438 square meters.
     For additional information regarding our property, plant and equipment, see “Item 4B. Business Overview — Equipment, Tracks and Maintenance” and Notes 6 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 4A. UNRESOLVED STAFF COMMENTS
     We do not have any unresolved Staff comments that are required to be disclosed under this item.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This discussion and analysis should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by IASB.
Overview
     Our principal businesses are railroad passenger and freight transportation as well as railway network usage and services on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services. We also operate the Hong Kong Through Trains under a cooperative arrangement with MTR in Hong Kong. Prior to the Acquisition, our key strategic focus in recent years was to provide high-speed passenger train services in the Guangzhou-Shenzhen corridor. In addition to our core railroad transportation business, we also engage in other businesses that complement our core businesses, including on-board and station sales, restaurant services, as well as advertising and tourism.
     For the year ended December 31, 2008, our total revenues were RMB 11,688.7 million, profit attributable to shareholders was RMB 1,224.1 million, and earnings per share were RMB 0.17. Railroad business revenues accounted for 96.4%, 93.4% and 92.6% of our total revenues in 2006, 2007 and 2008, respectively.
     In 2007, we acquired the railway transportation business of Guangzhou-Pingshi Railway, which was financed with the proceeds from the A Share Offering. We also commenced operation of our Fourth Rail Line between Guangzhou and Shenzhen, put into operation our domestically manufactured high-speed electric train sets and continued to implement our “As-Frequent-As-Buses” Train Project. In addition, we made improvements to our corporate governance and safety procedures.
     In 2008, we further increased the frequency of our inter-city passenger trains between Guangzhou and Shenzhen and operated up to 120 pairs of such inter-city passenger trains on a daily basis. At the same time, we made great efforts to increase the number of domestic long-distance trains we operated. For example, we commenced the operation of the long-distance passenger trains between Shenzhen and Shaoguan and between Guangzhou and Zhengzhou in March 2008 and July 2008, respectively.
     Passenger transportation is our principal business. In 2008, the total number of passengers was 83.8 million, representing an increase of 14.7% from 2007 and passenger transportation revenues were RMB 6,759.2 million, representing an increase of 15.9% from 2007.
     We transported a total of 70.1 million tonnes of freight in 2008, representing a decrease of 1.3% from 2007. Freight transportation revenues in 2008 were RMB 1,324.7 million, representing a decrease of 0.1% from 2007.
     Revenues from our railway network usages and services business were RMB 2,738.4 million in 2008, representing an increase of 3.0% from 2007.

     Revenues from our other businesses were RMB 866.3 million in 2008, representing an increase of 25.7% from 2007.
     On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway became under the control of the Company. Accordingly, the Company considers January 1, 2007 as the effective date of acquisition for accounting purposes. Prior to the A Share Offering, Yangcheng Railway Company and our Company were both controlled by the MOR, as the MOR indirectly held controlling interests in both companies. Subsequent to the A Share Offering in December 2006, the equity interest of the MOR in the Company reduced to approximately 41%. On January 1, 2007, Yangcheng Railway Company and the Company were no longer under common control. As a result, such transaction does not constitute a business combination under common control because the Company and Yangcheng Railway Company are not ultimately controlled by the same party both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting.
     We engaged qualified accountants to conduct an audit of the acquired assets to determine the final consideration for the purpose of determining the remaining amount to be paid to Yangcheng Railway Company. We paid RMB 10.14 billion to Yangcheng Railway Company for the Acquisition, of which RMB 5.27 billion was paid on December 28, 2006 and RMB 4.87 billion was paid on June 29, 2007. We believe that the completion of the Acquisition will have a material impact on the operating scale, financial position and operating results of our Company.
Item 5A. Operating Results
Principal Factors Affecting Our Results of Operations
     Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway passenger transportation services on the trains between Pingshi, Guangzhou and Shenzhen, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and mainland China, affects the number of business people traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China has been severe since the second half of 2008. This change in the macro-economic conditions may have an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transport. We may also experience pricing pressure on our services, which could have an adverse effect on our profitability. If the current economic downturn continues, our businesses, results of operations and financial condition could be materially and adversely affected.

     Competitive Pressure from other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other means of transportation, such as the automobile, bus, ferry and airplane services. For example, the fast growth in the number of privately owned vehicles and a higher penetration of bus services affect the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services.
     PRC Policies. We are allowed to be more flexible in setting the prices of both passenger transportation and the freight transportation services as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will affect our results of operations.
Year ended December 31, 2008 compared with year ended December 31, 2007
Revenues
     In 2008, our total revenues were RMB 11,688.7 million, representing an increase of 11.2% from RMB 10,508.5 million in 2007. Our revenues from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses were RMB 6,759.2 million, RMB 1,324.7 million, RMB 2,738.4 and RMB 866.3 million, respectively, accounting for approximately 57.8%, 11.3%, 23.4% and 7.4%, respectively, of our total revenues in 2008.
     Passenger transportation service. Passenger transportation remains our most important business. As of December 31, 2008, we operated 239.5 pairs of passenger trains daily, representing an increase of 44.5 pairs from the number in operation as of December 31, 2007. There were 120 pairs of high-speed passenger trains between Guangzhou and Shenzhen, an increase of 40 pairs compared to 2007, 13 pairs of Hong Kong Through Trains and 106.5 pairs of long-distance passenger trains, an increase of 4.5 pairs compared to 2007.
     In 2008, our total number of passengers was 83.8 million, representing an increase of 14.7% from 73.1 million in 2007. Our revenue from passenger transportation was RMB 6,759.2 million in 2008, representing an increase of 15.9% from RMB 5,833.5 million in 2007. Such increase in revenues from passenger transportation was primarily due to the increase in our revenues from Guangzhou-Shenzhen trains and long-distance trains, which was partially offset by the decrease in our revenues from Hong Kong Through Trains.
     The following table sets forth our revenues from passenger transportation and the number of passengers for the three years ended December 31, 2008:

	Year ended December 31,			Change in 2008 from
	2006	2007	2008	2007
Revenue from passenger transportation (RMB thousands)	2,608,838	5,833,538	6,759,229	15.9%
Total passengers (thousands)	35,976	73,053	83,825	14.7%
Revenue per passenger (RMB)	72.51	79.85	80.64	1.0%

	Year ended December 31,			Change in 2008 from
	2006	2007	2008	2007
Total passenger-kilometers (millions)	4,842.7	26,278.2	27,923.7	6.3%
Revenue per passenger-kilometer (RMB)	0.54	0.22	0.24	9.1%
     In 2008, we did not make any adjustment to the price of our passenger transportation services.
     Freight transportation. Freight transportation is another important business segment for us. The total tonnage of freight we transported in 2008 was 70.1 million tonnes, representing a decrease of 1.3% from 71.0 million tonnes in 2007. Revenues from freight transportation business in 2008 were RMB 1,324.7 million, representing a decrease of 0.1% from RMB 1,326.4 million in 2007.
•	In 2008, our outbound freight tonnage was 16.8 million tonnes, representing a decrease of 11.6% from 19.1 million tonnes in 2007. Our outbound freight revenues were RMB 186.1 million in 2008, representing an increase of 19.0% from RMB 156.3 million in 2007. The Company’s outbound freight tonnage declined due to the freezing weather at the beginning of the year, the upgrading of the industrial structure in the Pearl River Delta region and the global financial crisis and economic downturn. The increase in outbound freight revenue was primarily due to (i) the increase in railway freight transportation tariffs in 2008 against 2007 as a result of the price adjustment in November 2007 and (ii) an increase in the delivery of higher value-added processed goods.

•	In 2008, our inbound and pass-through freight tonnages were 53.3 million tonnes, representing an increase of 2.6% from 52.0 million tonnes in 2007. Our inbound and pass-through freight revenues were RMB 1,044.8 million in 2008, representing a decrease of 2.5% from RMB 1,071.2 million in 2007. Our inbound and pass-through freight revenues decreased mainly because of the decrease in the inbound and pass-through freight tonnages.
     The following table sets forth our revenues from freight transportation and the volumes of commodities we shipped for the three years ended December 31, 2008:

	Year ended December 31,			Change in 2008 from
	2006	2007	2008	2007
Revenue from freight transportation (RMB thousands)	565,557	1,326,450	1,324,701	(0.1%)
— Revenue from outbound freight transportation	144,848	156,348	186,096	19.0%
— Revenue from inbound and pass-through transportation	331,477	1,071,205	1,044,757	(2.5%)
Revenue from other freight transportation services	89,232	98,897	93,848	(5.1%)
Total freight tonnes (thousands of tonnes)	30,708	71,010	70,141	(1.2)%
— Outbound freight tonnage	7,582	19,056	16,847	(11.6)%
— Inbound and pass-through freight tonnage	23,125	51,955	53,295	2.6%
Revenue per tonne (RMB)	18.42	18.68	18.89	1.1%
Total tonne-kilometers (millions)	2,276.3	15,306.9	15,557.4	1.6%
Revenue per tonne-kilometer (RMB)	0.25	0.09	0.09	—

     In 2008, we did not make any adjustments to the prices of our freight transportation services.
     Railway Network Usage and Services Business. Revenue from our railway network usage and services accounted for 23.4% of our total revenues and 25.3% of our railroad business revenues in 2008. Railway network usage and services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. In 2008, our revenue from railway network usage and services was RMB 2,738.4 million, representing an increase of 3.0% from RMB 2,659.5 million in 2007. The increase was mainly due to (i) the increase in the number of long-distance trains operated by other railway companies that use our tracks and services, which led to the increase in related revenues, and (ii) the change in electric locomotive routing, which resulted in a decrease in revenues from locomotive traction and an increase in revenues from use of electric catenaries.
     Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services, operation of restaurants, hotels and warehouses, and other businesses related to railway transportation. Revenues from other businesses in 2008 were RMB 866.3 million, representing an increase of 25.7% from RMB 689.0 million in 2007. The increase in revenues from other businesses was mainly due to (i) the refueling in our territory by some long-distance trains operated by other railway companies, and (ii) our commencement of self-catering services on certain trains.
     The table below sets forth a breakdown of our revenues from the different categories of other businesses for the three years ended December 31, 2008:

	Year ended December 31,
	2006	2007	2008
	(RMB millions)
Revenue from other businesses	128.6	689.0	866.3
— Sale of materials and supplies	—	103.8	227.7
— Maintenance of trains	—	239.2	225.5
— On-board catering services	33.9	67.3	97.9
— Labor services	29.8	49.7	62.2
— Other railway transportation related businesses	64.9	229.1	252.9
Operating Expenses
     In 2008, our total operating expenses were RMB 9,991.4 million, representing an increase of 13.6% from RMB 8,793.1 million in 2007. The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenues, for 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
Railroad businesses revenues (RMB millions)	3,465.9	9,819.5	10,822.4
Business tax	3%	2%	2%
Labor and benefits	21%	20%	20%
Equipment leases and services	18%	26%	25%

	Year ended December 31,
	2006	2007	2008
Lease of land use right	—	0.51%	0.46%
Materials and supplies	8%	13%	12%
Repair costs, excluding materials and supplies	6%	5%	6%
Depreciation and amortization of leasehold land payments	9%	10%	11%
Fee for social services	2%	4%	4%
Utility and office expenses	3%	1%	1%
Others	2%	3%	4%
Operating expenses ratio(1)	73%	85%	85%
Railroad businesses operating margin	27%	15%	15%

(1)	Total railroad operating expenses as a percentage of railroad businesses revenues.
     Railway Operating Expenses. Our total railway operating expenses increased by 9.9% from RMB 8,334.3 million in 2007 to RMB 9,162.3 million in 2008. The following sets forth a breakdown of major changes by line item:
•	Business tax. Our business tax in 2008 was RMB 253.0 million, representing an increase of 14.1% from RMB 221.8 million in 2007. The increase was mainly due to the increase in the operating revenues of the Company.

•	Labor and benefits. In 2008, our labor and benefits expenses amounted to RMB 2,125.4 million, representing an increase of 10.2% from RMB 1,928.2 million in 2007. The increase was mainly due to (i) the increase in employees’ basic salaries and benefits and (ii) the increase in the number of operating staff and workload as a result of the increase in the number of trains in operation during the year.

•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2008, our expenses relating to equipment leases and services amounted to RMB 2,653.2 million, representing an increase of 2.2% from RMB 2,595.2 million in 2007. This was mainly due to (i) the temporary change in locomotives and routes of the long-distance trains as a result of the freezing weather at the beginning of 2008, which led to the increase in railway network expenses; (ii) the operation of Guangzhou-Zhengzhou trains in July 2008 and the corresponding increase in railway network expenses and (iii) the change in electric locomotive routing, which led to the increase in locomotive traction expenses. Such increase was partially offset by the fact that we did not incur any expenses relating to the lease of “Blue Arrow” high-speed electric train-sets in 2008.

•	Materials and supplies. Our materials and supplies expenses consist mainly of materials, fuel, water and electricity expenses. In 2008, our materials and supplies expenses were RMB 1,345.7 million, representing an increase of 8.5% from RMB 1,240.8 million in 2007. The increase was mainly due to (i) the increase in the prices of fuel, electricity and other railway-related materials and (ii) the increased consumption of materials, fuel, water and electricity as a result of the increase in the number of trains we operated in 2008.

•	Repair (excluding materials and supplies). Our repair expenses increased by 45.7% from RMB 460.1 million in 2007 to RMB 670.2 million in 2008, primarily due to (i) an increase in repairs of locomotives, cars, buildings and structures as a result of the increase in the number of trains we operated in 2008 and the expansion of our business and (ii) the addition of new vegetation and tree planting along the rail lines to strengthen the roadbed.

•	Depreciation. Our depreciation expenses of fixed assets increased by 13.8% from RMB 1,006.7 million in 2007 to RMB 1,145.6 million in 2008, mainly due to the increase in depreciation expenses relating to the CRHs and the Fourth Rail Line between Guangzhou and Shenzhen.

•	Utility and office expense. Our utility and office expense increased by 10.6% from RMB 109.8 million in 2007 to RMB 121.4 million in 2008. This was mainly due to the increase in security expenses during the Beijing 2008 Olympic Games.

•	Others. Our other railway operating expenses increased by 23.4% from RMB 309.9 million in 2007 to RMB 382.2 million in 2008. This was mainly due to the increase in communication fees as a result of the installation of the train monitoring system and the upgrade of communication technology.
Profit from Operations
     Our profit from operations decreased by 2.8% from RMB 1,765.2 million in 2007 to RMB 1,715.0 million in 2008 due to a higher increase in our operating expenses as compared to the increase in our revenues.
Taxation
     As we are registered and established in the Shenzhen Special Economic Zone, we were subject to income tax in 2008 at a rate of 18%, which was 7% lower than the standard income tax rate of 25% applicable to PRC companies. According to relevant tax regulations, our subsidiaries were subject to income tax at the rate of either 18% or 25%, depending on the location of incorporation. Our income tax expense was RMB 277.3 million in 2008, representing an effective tax rate of 18.5% and an increase of RMB 44.9 million compared to RMB 232.3 million in 2007. The increase was mainly due to the overall increase in our effective income tax rate.
     On March 16, 2007, the National People’s Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which has taken effect from January 1, 2008. According to the new EIT Law, the preferential income tax rate of 15% that was previously applicable to companies incorporated in Shenzhen (like us) and other special economic zones are being gradually phased out in five years beginning from January 1, 2008. During the five years, the applicable tax rates will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. After such five-year period and effective from January 1, 2012, the tax rate applicable to us will be fixed at 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC (with limited exceptions).

Profit attributable to shareholders of the Company
     As a result of the above, our consolidated net profit decreased by 14.5% from RMB 1,431.4 million in 2007 to RMB 1,224.1 million in 2008.
Year ended December 31, 2007 compared with year ended December 31, 2006
Revenues
     In 2007, our total revenues were RMB 10,508.5 million, representing an increase of 192.4% from RMB 3,594.5 million in 2006. Our revenues from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses were RMB 5,833.5 million, RMB 1,326.5 million, RMB 2,659.5 and RMB 689.0 million, respectively, accounting for approximately 55.5%, 12.6%, 25.3% and 6.6%, respectively, of our total revenues in 2007.
     Passenger transportation service. In 2007, our total number of passengers was 73.1 million, representing an increase of 103.1% from 36.0 million in 2006. Our revenue from passenger transportation was RMB 5,833.5 million in 2007, representing an increase of 123.6% from RMB 2,608.8 million in 2006.
     Freight transportation. The total tonnage of freight we transported in 2007 was 71.0 million tonnes, representing an increase of 131.2% from 30.7 million tonnes in 2006. Revenues from freight transportation business in 2007 were RMB 1,326.5 million, representing an increase of 134.5% from RMB 565.6 million in 2006. This increase was primarily due to the acquisition of the railway transportation business of the Guangzhou-Pingshi Railway.
•	In 2007, our outbound freight tonnage was 19.1 million tonnes, representing an increase of 151.3% from 7.6 million tonnes in 2006. Our outbound freight revenues were RMB 156.3 million, representing an increase of 7.9% from RMB 144.8 million in 2006.

•	In 2007, our inbound and pass-through freight tonnages were 51.955 million tonnes, representing an increase of 124.7% from 23.125 million tonnes in 2006. Our inbound and pass-through freight revenues were RMB 1,071.2 million in 2007, representing an increase of 223.2% from RMB 331.4 million in 2006.
     Railway Network Usage and Services Business. Revenue from our railway network usage and services accounted for 25.3% of our total revenues and 27.1% of our railroad transportation revenues in 2007. In 2007, our revenue from railway network usage and services was RMB 2,659.5 million, representing an increase of 812.4% from RMB 291.5 million in 2006. The rapid increase was mainly due to the acquisition of the railway transportation business of Guangzhou-Pingshi Railway at the beginning of 2007.
     Other Businesses. Our other businesses mainly consist of repair and maintenance services (mainly for repair of locomotives), sales of goods and food on board and in stations, operation of restaurants and hotels, operation of warehouses, loading and discharging, providing advertising boards in our stations and railway-related construction, advertising and tourism services. Revenues from other businesses in 2007 were RMB 689.0 million, representing an increase of 435.8% from RMB 128.6 million in 2006. The substantial increase in revenues from other businesses was mainly due to the incorporation of the business of Guangzhou-Pingshi Railway.
Operating Expenses
     In 2007, our total operating expenses were RMB 8,793.1 million, representing an increase of 226.4% from RMB 2,693.9 million in 2006.
     Railway Operating Expenses. Our total railway operating expenses increased by 229.6% from RMB 2,527.9 million in 2006 to RMB 8,334.3 million in 2007. The following sets forth a breakdown of major changes by line item:
•	Business tax. Our business tax in 2007 was RMB 221.8 million, representing an increase of 125% from RMB 98.6 million in 2006. The increase was mainly due to the incorporation of the business of Guangzhou-Pingshi Railway.

•	Labor and benefits. In 2007, our labor and benefits expenses amounted to RMB 1,928.2 million, representing an increase of 168.5% from RMB 718.0 million in 2006. The increase was mainly due to (i) the incorporation of the business of Guangzhou-Pingshi Railway; (ii) the implementation of the performance-based salary policy and the steady improvement of operating results in 2007 which resulted in an overall increase in employees’ salaries and benefits; (iii) the increase in the number of related operation staff and workload as a result of the increase in the number of long-distance trains in operation during the year and (iv) pursuant to an early retirement scheme we implemented in 2006, certain employees who meet certain criteria were provided with an offer to retire early and enjoy certain early retirement benefits, such as payments of basic salary and other fringe benefits until they reach the statutory retirement age. Under the terms of that scheme, all applications are subject to our approval. Expenses incurred on such employee early retirement benefits have been recognized in the income statement when we approved such applications from the employees. We recorded such expenses in the amount of RMB 63.3 million in the year ended December 31, 2007.

•	Materials and supplies. Our materials and supplies expenses consist mainly of materials, fuel, water and electricity expenses. In 2007, our materials and supplies expenses were RMB 1,240.8 million, representing an increase of 362.5% from RMB 268.3 million in 2006. The increase was mainly due to the incorporation of the business of Guangzhou-Pingshi Railway.

•	Depreciation. Our depreciation expenses of fixed assets increased by 217.2% from RMB 317.4 million in 2006 to RMB 1,006.7 million in 2007, mainly due to the increase in the fixed assets during the year as a result of the Acquisition.

•	Repair (excluding materials and supplies). Our repair expenses increased by 116.6% from RMB 212.4 million in 2006 to RMB 460.1 million in 2007, primarily due to the acquisition of the railway transportation business of Guangzhou-Pingshi Railway.

•	Equipment leases and services. Our expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway administrations. In 2007, our expenses relating to equipment leases and services amounted to RMB 2,595.2 million, representing an increase of 310.0% from RMB 633.0 million in 2006. This was mainly due to (i) the incorporation of the business of Guangzhou-Pingshi Railway; (ii) the increase in operation of long-distance passenger trains, which led to the corresponding increase in railway usage fees and (iii) the increase in the number of temporary passenger trains operated during the Spring Festival season in 2007, which led to the increase of related equipment leases and services fees.

•	Social services. Our social services fees in 2007 were RMB 396.8 million, representing an increase of 432.5% from RMB 74.5 million in 2006. The increase was primarily due to the incorporation of the business of Guangzhou-Pingshi Railway.

•	Utility and office expense. Our utility and office expense increased by 6.6% from RMB 102.9 million in 2006 to RMB 109.8 million in 2007. This was mainly due to the incorporation of the business of Guangzhou-Pingshi Railway.
Profit from Operations
     Our profit from operations increased by 82.9% from RMB 965.2 million in 2006 to RMB 1,765.2 million in 2007 due to the increase in our total revenues without a proportional increase in our related expenses.
Taxation
     Our income tax expense was RMB 232.3 million in 2007, representing an effective tax rate of 13.9% and an increase of RMB 83.1 million compared to RMB 149.2 million in 2006.
Profit attributable to shareholders of the Company
     Our consolidated net profit increased by 85.5% from RMB 771.5 million in 2006 to RMB 1,431.4 million in 2007.
Critical Accounting Policies and Estimates
     Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set out in Note 2 to our audited consolidated financial statements. IFRS also requires us to exercise our judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4 to our audited consolidated financial statements included elsewhere in this annual report. Although these estimates are based on our best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Fixed assets
     The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into existing use. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Leasehold improvements	Shorter of useful life or lease terms
Track, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signaling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

Note a: The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”) and land use right operating leases (the “Operating Lease Term”) of the land on which these assets are located. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, we have the right to renew the leases for a period not less than 50 years. This right can be exercised within one year of the expiry of the initial Lease Term and can only be denied if such renewals are considered to be detrimental to the public interest. We consider the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with our substantial shareholder, we can renew the lease at our own discretion upon expiration of the Operating Lease Term. Based on these considerations, we determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.
     The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
     Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.
     Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognized within other gain or loss on the income statement.
Receivables
     Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial re-organization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement as “operating expenses.” When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.
Goodwill
     Goodwill represents the excess of the cost of an acquisition over the fair value of share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is disclosed separately on our balance sheet. Goodwill is tested for impairment annually or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
     Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.
Impairment of investment in subsidiaries, associates and non-financial assets
     Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
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
     Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the audited consolidated financial statements included elsewhere in this annual report. However, the deferred income tax is not accounted for if it arises from goodwill or from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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
     We generated approximately RMB 1,641.1 million of net cash flow from operating activities in 2008. Substantially all of our revenues were received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenues generated from our other businesses were also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.
     In 2008, other than operating expenses, our cash outflow mainly related to the following:
•	capital expenditures of approximately RMB 2,947.8 million, representing an increase of 166.2% from RMB 1,107.3 million in 2007; and

•	payment of dividends of approximately RMB 566.7 million.
     Our capital expenditures for 2008 consisted primarily of the following projects:
•	construction of the auxiliary projects of the Fourth Rail Line;

•	purchasing CRHs; and

•	upgrading the facilities of the Shenzhen-Guangzhou-Pingshi railway

     Funds not required for immediate use are kept in short term investments and bank deposits. We had cash and cash equivalents of approximately RMB 1,561 million as of December 31, 2008.
     As of December 31, 2008, the Company had an overdue time deposit in the amount of approximately RMB 31.4 million placed with Zengcheng Licheng Urban Credit Cooperative. The Company had initiated legal proceedings and obtained a judgment against the debtor in our favor regarding the repayment. However, as the judgment debtor was undergoing restructuring, the court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.1% of the net assets and 1.5% of the total current assets of the Company and has no material impact on the capital usage and operations of the Company. The Company had presented the gross outstanding balance in other receivables and full provision had been made for impairment in prior years. Except for such overdue time deposit, we have no other overdue time deposit that has not been repaid. We have not encountered any difficulty in withdrawing deposits. We have placed most of our deposits with commercial banks in the PRC.
     As of December 31, 2008, we did not have any trust deposits placed with any financial institutions in the PRC and we did not engage in any trust business.
     As of December 31, 2008, we had unsecured borrowings of RMB 3,900 million, representing an increase of RMB 1,050 million from RMB 2,850 million in 2007. The additional borrowings obtained in 2008 were mainly for the financing of the construction of the auxiliary projects of the Fourth Rail Line and the purchase of locomotives. The maturity dates of 86.7% of the total unsecured borrowings are within two to five years. The effective interest rates of the bank borrowings were 6.44% as of December 31, 2008. As of December 31, 2008, we had approximately RMB 900 million in unutilized banking facilities.
     As described in Note 2.1 to our audited consolidated financial statements included elsewhere in this annual report, we had net current liabilities of approximately RMB 616.2 million as of December 31, 2008. In addition, we had total capital commitments, authorized but not contracted for and contracted but not provided for, of approximately RMB 2,530.3 million and RMB 390.7 million, respectively, as of December 31, 2008. We have undertaken the following measures to control the liquidity risks, including:
•	maintaining and generating stable operating cash inflow from our profitable operations;

•	undertaking close monitoring process to control the magnitude and timing of the expected cash outlays associated with the construction of railway lines, the improvement of the existing operation equipment and the purchase of new locomotives; and

•	obtaining new bank facilities and identifying sources of medium term financing in order to finance the expected cash outlays associated with the expected capital expenditures.

     We believe that these measures would be sufficient to control the liquidity risk at an acceptable level.
Cash Flow
     Our net cash and cash equivalents in 2008 decreased by approximately RMB 791.4 million from 2007. The table below sets forth certain items in our consolidated cash flow statements for 2007 and 2008, and the percentage change in these items from 2007 to 2008.

	Year ended December 31,		Change
	2007	2008	from 2007
	(RMB thousands)
Net cash generated from operating activities	1,957,645	1,641,069	(16.2%)
Net cash used in investing activities	(5,585,414)	(2,915,785)	(47.8%)
Net cash generated from financing activities	128,289	483,317	276.7%
Net decrease in cash and cash equivalents	(3,499,480)	(791,399)	(77.4%)
     Our principal source of capital was revenues generated from operating activities and cash flow from financing activities. The net cash inflow from our operations decreased from RMB 1,957.6 million in 2007 to RMB 1,641.1 million in 2008, representing a decrease of RMB 316.6 million, mainly due to the decrease in profit before tax when compared with that of 2007. The net cash inflows from operating activities, after making adjustments of the expenses that have no impact on cash flows in operating activities, were RMB 2,997 million. Most of the non-cash expenses were relating to depreciation and interest expenses on bank borrowings. Changes in receivables and payables arising from operating activities resulted in a decrease of approximately RMB 820 million in cash inflows, mainly due to the decrease in payables and the increase in receivables generated from our operating activities.
     Our net cash used in investing activities decreased by RMB 2,669.6 million from RMB 5,585.4 million in 2007 to RMB 2,915.8 million in 2008. The cash used in investing activities was mainly for the purchase of CRHs, payments for construction-in-progress and the prepayments for the purchase of fixed assets.
     Our net cash generated from financing activities increased from RMB 128.3 million in 2007 to RMB 483.3 million in 2008, representing an increase of RMB 355.0 million. The cash generated from financing activities mainly consists of long-term and short-term bank borrowings incurred in the year.
     Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and temporary cash investments. In 2008, our expenses for the purchase of fixed assets and payments for construction-in-progress totalled RMB 2,947.8 million. In addition, we paid RMB 311.1 million for income taxes and approximately RMB 566.7 million for dividends.
     We believe we have sufficient financial resources to meet our operational and development requirements in 2009.

Item 5C. Research and Development, Patents and Licenses, etc.
     We do not generally conduct our own research and development with respect to major capital projects. In the past, in connection with our high-speed train and electrification projects, our predecessor relied upon the engineering and technical services of various research and design institutes under the MOR. In recent years, we conducted limited research and development activities in connection with the implementation of automated ticket sales, including the development of related computer software.
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
Item 5D. Trend Information
     The Pearl River Delta has been one of China’s fastest growing economic regions. We believe that various factors, including the increasing economic cooperation within the Pearl River Delta region and its adjacent areas, the “Relaxed Individual Travel” program, the improvement of the subway system in Shenzhen and Guangzhou, will continue to increase passenger travel and freight transportation within our service region. We expect the PRC government’s current economic, import and export, foreign investment and infrastructure policies to generate additional demand for transportation services in our service areas. These policies and measures may have both positive and negative effects on our business development. They are expected to promote economic growth and create new demand for our transportation services.
     At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2009. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2009.
     We believe that while the PRC government is in the progress of lessening restrictions on foreign investment, the opening up of domestic railway transportation will be gradual and we expect competition from foreign and domestic railway to be limited in the short term. However, China’s entry into the WTO may increase other Chinese coastal cities’ significance in trading. As a result, part of the freight currently transferred through ports in Hong Kong and Shenzhen may be diverted to other ports in the PRC, which could adversely affect our freight transportation business. In addition, as the PRC government lifts control over foreign investments, including allowing foreign participation in railway construction, our railway monopoly position in our service region may be challenged by foreign strategic investment. We believe that we are prepared for the challenges as well as the opportunities that have arisen or will arise with China’s accession to the WTO.
     In addition, the current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China has been severe since the second half of 2008. This change in the macro-economic conditions may have an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transport. We may also experience pricing pressure on our services, which could have an adverse effect on our profitability. If the current economic downturn continues, our businesses, results of operations and financial condition could be materially and adversely affected.
     In 2009, China’s economy is expected to grow at a lower rate than in previous years. The reform and development of the national railway system will be accelerated. With the strengthening economic cooperation in the Pan Pearl River Delta and the further implementation of CEPA, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in our service territory and we will embrace favorable business environment and development opportunities. We believe that the overall transportation business will maintain a positive growth trend in 2009.
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
Item 5F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2008 for the periods indicated.
Contractual Obligations Payments Due by Period

	Payment due by period
	(RMB in thousands)
		Less than 1			More than
Contractual Obligations	Total	year	1-3 year	3-5 year	5 years
Long-Term Debt Obligations (1)	3,400,000	10,000	2,350,000	1,040,000	—
Capital Expenditure Obligation	390,691	176,500	214,191	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations(2)	1,332,000-	74,000	148,000	148,000	962,000
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS	288,541	51,119	113,285	82,375	41,762
Total	5,411,232	311,619`	2,825,476	1,270,375	1,003,762

(1)	The interest to be paid for the bank borrowings of RMB 3,900 million reflected on the Company’s balance sheet under IFRS is calculated using floating rates.

(2)	In connection with the Acquisition, we signed an agreement on November 15, 2004 with GRGC for leasing the land on which the acquired assets are located. The agreement became effective upon the completion of the Acquisition on January 1, 2007 and the lease term is 20 years, renewable at our discretion. According to the terms of the agreement, the rental for such lease will be agreed by both parties every year with a maximum amount not exceeding RMB 74,000,000. In the year ended December 31, 2008, the related rental cost paid and payable was RMB 50,000,000.
     Based on the current progress of our new projects, we estimate that our capital expenditures for 2009 will amount to approximately RMB 3,200 million, which consists primarily of the following projects:
•	purchasing 25G and 25T passenger trains;

•	purchasing CRHs;

•	constructing the Buji passenger station; and

•	upgrading and expanding the transportation equipment for the Shenzhen-Guangzhou-Pingshi Railway.
Item 5G. Safe Harbor
Safe Harbor
     See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Item 6A. Directors and Senior Management
Directors
     Our board of directors is composed of six non-independent directors and three independent directors. Except for Mr. Li Liang and Mr. Luo Qing, who were elected at our shareholders’ general meeting held on June 25, 2009 and Mr. Shen Yi, who was elected at our shareholders’ extraordinary general meeting held on December 4, 2008, all the other current directors were elected or re-elected at our shareholders’ general meeting held on June 26, 2008 by cumulative voting. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010.
     The table below sets forth the information relating to our directors as of June 25, 2009:

			Date First
			Elected or
Name	Age	Position	Appointed
He Yuhua	56	Chairman of the Board of Directors	2007

			Date First
			Elected or
Name	Age	Position	Appointed
Shen Yi	54	Director and General Manager	2008
Cao Jianguo	51	Director	2006
Yu Zhiming	50	Director	2008
Luo Qing	44	Director	2009
Li Liang	49	Director	2009
Dai Qilin	41	Independent Director	2008
Wilton Chau Chi Wai	47	Independent Director	2004
Lv Yuhui	54	Independent Director	2008
     He Yuhua, age 56, joined the Company in June 2007 and is the Chairman of the Board of Directors of the Company. Mr. He holds a bachelor’s degree and is a senior economist. Mr. He started working in the railway industry in 1969 and has more than 30 years of experience in transportation management. He has served various senior management positions with Tianjin Railway Sub-bureau, Beijing Railway Bureau and GRGC before joining our Company. He is currently the chairman of GRGC, Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Yuehai Railway Company Limited.
     Shen Yi, age 54, joined the Company in October 2008 and is a Director and the General Manager of the Company. Mr. Shen graduated from the Northern Jiaotong University (currently known as Beijing Jiaotong University) with a bachelor’s degree in Transportation. Mr. Shen has over 30 years experience in the railway industry in China. He previously worked at Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company. Before joining the Company, he was the General Manager of Shichang Railway Company Limited.
     Cao Jianguo, age 51, joined the Company in June 2006 and is a Director of the Company. Mr. Cao graduated from Central South University with a degree in Railway Transportation. Mr. Cao has been working for many years in the operation and organization of railway transportation. He previously held various managerial positions such as the stationmaster of Zhuzhou Station, the deputy general manager of Changsha Railway Company and chief of the transportation department of GRGC. Since March 2006, Mr. Cao has been the deputy general manager of GRGC.
     Yu Zhiming, age 50, joined the Company in June 2008 and is a Director of the Company. He has a university qualification and a master’s degree in Engineering. He is a senior accountant with numerous years of experience in finance. He was the director of the finance sub-division of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau. From 2005 to 2006, he was the director of the finance division of Wuhan Railway Bureau and capital settlement center. He was a standing vice director of the capital settlement center of the MOR from September 2006 to April 2008. Mr. Yu has been the chief accountant of GRGC since April 2008.
     Luo Qing, age 44, joined the Company in June 2009 and is a Director of the Company. Mr. Luo graduated with a bachelor’s degree in Economic Management from the Correspondence

Institute of the Party School of the Central Committee of the Chinese Communist Party. He has served in various positions including athlete, coach and secretary-general of Guangdong provincial sports team, trade union of Guangzhou Sub-bureau of Guangdong Railway Administration, trade union of Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Locomotive Sports Association of GRGC. From April 2006 to November 2008, he was the chief of the organization division of the trade union of GRGC. He has been the chairman of trade union of our Company since November 2008.
     Li Liang, age 49, joined the Company in June 2009 and is a Director of the Company. He is a university graduate and an engineer. Mr. Li previously served in various positions including head of Anyang Engineering Section and Xinxiang Engineering Section of Xinxiang Sub-bureau of Zhengzhou Railway Administration, deputy head of Zhengzhou Sub-bureau and Wuhan Sub-bureau of Zhengzhou Railway Administration and deputy head of Wuhan Railway Administration. He has been an executive deputy general manager of GRGC since December 2006.
     Dai Qilin, age 41, joined the Company in June 2008 and is an independent non-executive Director of the Company. Mr. Dai holds a master’s degree in Accounting. Mr. Dai is a senior accountant and is qualified to practice as a PRC certified public accountant and a PRC certified public appraiser. Mr. Dai has served in various professional positions in the finance department of the MOR from 1986 to 1997. Mr. Dai is currently the chief accountant of Beijing Zhongluhua Certified Public Accountants Limited. Prior to his joining Beijing Zhongluhua Certified Public Accountants in April 2001, he was an accountant, senior accountant and deputy head of Beijing Huafeng Certified Public Accountants Limited from 1997 to 2001.
     Wilton Chau Chi Wai, age 47, joined the Company in June 2004 and is an independent non-executive Director of the Company. Dr. Chau obtained a bachelor’s degree in Applied Mathematics from the University of Hong Kong, a bachelor of laws degree from the University of Wolverhampton, a master of business administration degree from the University of Wales and a doctorate of business administration degree from the University of Newcastle in Australia. Dr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Dr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Dr. Chau is currently chairman of QLeap Venture Limited and managing partner of QLeap Asia Limited. Dr. Chau also serves several companies as board advisor or director.
     Lv Yuhui, age 54, joined the Company in June 2008 and is an independent non-executive Director of the Company. Mr. Lv holds a postgraduate degree from the Department of Finance and Trading of the Chinese Academy of Social Sciences. Mr. Lv is a senior accountant. Mr. Lv is currently the deputy general manager and chief accountant of Beijing Jingtie Beifang Investment Management Company and China Railway Joint Logistics Company Limited, and is a director of Inner Mongolia China Rail Tailida Joint Logistics Company Limited. Mr. Lv also served as general manager and chief accountant of Beijing Railway International Travel Agency Company Limited and as chief accountant of Huayun Travel Investment (Group) Company Limited.

Supervisors
     The table below sets forth the information relating to our supervisors as of June 25, 2009:

			Date First Elected
Name	Age	Position	or Appointed
Yao Muming	55	Chairman of the supervisory committee	1999
Chen Shaohong	42	Supervisor	2008
Wang Jianping	52	Supervisor	2008
Li Zhiming	48	Supervisor	2005
Huang Lika	52	Supervisor	2008
Liu Xilin	53	Supervisor	2008
     Yao Muming, age 55, joined the Company in April 1997 and is the Chairman of the supervisory committee of the Company. Mr. Yao graduated from South China Normal University and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao has been a member of the senior management of GRGC.
     Chen Shaohong, age 42, joined the Company in June 2008 and is a Supervisor of the Company. Mr. Chen graduated from South China Normal University and is an economist. From 2001, he was a deputy chief and also chief of the structural reform division of the corporate management office, deputy head of the corporate management office, and deputy chief and chief of the corporate and legal affairs division of GRGC. Since June 2008, he has served as the deputy chief economist of GRGC.
     Wang Jianping, age 52, joined the Company in June 2008 and is a Supervisor of the Company. Mr. Wang graduated from the Party School of CPC, majoring in Economics and Management. In 1974, Mr. Wang joined the railway departments and served in various managerial positions in GRGC since then. Since June 2007, Mr. Wang has been the director of the human resources department of GRGC.
     Li Zhiming, age 48, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC, majoring in Economics and Management and is an accountant. Since 1981, Mr. Li has served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to March 2005, he served as the chief of the finance sub-division of Changsha Railway Company. Since April 2005, Mr. Li has been the head of the audit department of GRGC.
     Huang Lika, age 52, joined the Company in April 2008 and is a Supervisor of the Company. Mr. Huang graduated from the Party School of the CPC with a concentration in Economics and Management. Mr. Huang has over 30 years experience in the railway transportation business. Since April 2008, Mr. Huang has served as the secretary of the Party and Labor Committee and the secretary of the Discipline Working Commission of our Company, as well as a Supervisor elected by the employee representatives of our Company.

     Liu Xilin, age 53, joined the Company in January 2007 and is a Supervisor of the Company. Mr. Liu graduated from the Party School of the CPC and majored in Economics and Management. He has served as the deputy station master of Dalang, director of Enterprise Management Office of Yangcheng Railway Company, and section head of Guangzhou North Rolling Stock Section. Mr. Liu has served as the section head of Guangzhou Rolling Stock Section since January 2007 and has been elected as a Supervisor by the employee representatives of our Company since April 2008.
Senior Management
     The table below sets forth information relating to our senior management as of June 25, 2009:

			Date First Elected
Name	Age	Position	or Appointed
Shen Yi	54	General Manager	2008
Mu Anyun	49	Deputy General Manager	2009
Wu Weimin	51	Deputy General Manager	2004
Tang Xiangdong	40	Chief Accountant	2008
Guo Xiangdong	43	Company Secretary	2004
Luo Jiancheng	36	Assistant General Manager	2006
     Shen Yi is our Director and General Manager.
     Mu Anyun, age 49, joined the Company in February 2009 and is a Deputy General Manager of the Company. Mr. Mu obtained a master’s degree in Business Management from Macau Science University and is an economist. In 1981, Mr. Mu joined the railway industry and has served in various managerial positions in Guangzhou Railway Administration and GRGC. From May 2000 to February 2009, he served as Director and Deputy General Manager of Guangmeishan Railway Company Limited. Since February 2009, he has served as Deputy General Manager of the Company.
     Wu Weimin, age 51, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University and is an engineer. Since 1984, he had served in various managerial positions in the materials and equipment department, the planning and statistics department and the labor and wage department of Yangcheng Railway Company. He also served as an engineer of the materials and equipment section and director of the planning and statistics sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labor and wage sub-department and director of the social insurance centre of Yangcheng Railway Company before joining the Company.
     Tang Xiangdong, age 40, is Chief Accountant of the Company. Mr. Tang obtained a master’s degree in Business Management from Jinan University and is a senior accountant. In June 1990, Mr. Tang joined the railway departments and has served in various managerial positions in the labor and capital department, diversified business department and capital settlement center. From March 2006 to December 2008, he served as the director of the accounting department. Since December 2008, Mr. Tang has served as the Chief Accountant of the Company.
     Guo Xiangdong, age 43, is Company Secretary. Mr. Guo graduated from Central China Normal University with a bachelor’s degree in Laws and a master’s degree in Business Administration. Mr. Guo is an economist. He joined the Company in 1991 and has served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.
     Luo Jiancheng, age 36, joined the Company in January 2006 and is the Assistant General Manager. Mr. Luo graduated from Changsha Railway Institute, majoring in Transportation Management. From 1996, he has served in various managerial positions in the technical and transportation departments of Yangcheng Railway Company, GRGC and Sanmao Railway Company Ltd. Before joining the Company, Mr. Luo served as deputy director of the transportation department of GRGC.
Additional Information
     Members of our board of directors, supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

Name	Position
He Yuhua	Chairman of the Board of Directors of:
	•	GRGC
	•	Guangmeishan Railway Company Limited
	•	Sanmao Railway Company Limited
	•	Yuehai Railway Company Limited

Cao Jianguo	Vice Chairman of the Board of Directors of:
	•	Shenzhen Pingnan Railway Company Limited

Director of:
	•	Sanmao Railway Company Limited
	•	Guangdong Tieqing International Travel Agency Company Limited

Deputy General Manager of:
	•	GRGC

Yu Zhiming	Chairman of the supervisory committee of:
	•	Yuehai Railway Company Limited

Director of:
	•	Guangmeishan Railway Company Limited
	•	Sanmao Railway Company Limited
	•	Shichang Railway Company Limited

Li Liang	Executive Deputy General Manager of:

Name	Position
	•	GRGC

Lv Yuhui	Director of:
	•	Inner Mongolia China Rail Tailida Joint Logistic Company Limited

Yao Muming	Chairman of the supervisory committee of:
	•	Guangmeishan Railway Company Limited
	•	Sanmao Railway Company Limited
	•	Shichang Railway Company Limited

Li Zhiming	Chairman of the supervisory committee of:
	•	Guangdong Tieqing International Travel Agency Company Limited
	•	Guangdong Tiecheng Industrial Company Limited

Supervisor of:
	•	Sanmao Railway Company Limited
	•	Sanmao Railway Enterprise Development Company Limited
	•	Shichang Railway Company Limited
	•	Yuehai Railway Company Limited

Chen Shaohong	Director of:
	•	Guangmeishan Railway Company Limited
	•	Guangdong Tieqing International Travel Agency Limited
	•	Yuehai Railway Company Limited
	•	Sanmao Railway Enterprise Development Company Limited

Supervisor of:
	•	Shichang Railway Company Limited
	•	Sanmao Railway Company Limited
     The lines operated by Guangmeishan Railway Company, Sanmao Railway Company, Shichang Railway Company, Yuehai Railway Company, and Shenzhen Pingnan Railway Company are all local railroads. Sanmao Railway Enterprise Development Company and Guangdong Tieqing International Travel Agency Company are subsidiaries of GRGC. Guangzhou Tiecheng Industrial Company is our joint venture partner. We are currently involved in certain legal proceedings relating to this joint venture. See “Item 8A.7—Legal Proceedings” for details of such legal proceedings.
Item 6B. Board Compensation
Directors and Senior Management
     Total remuneration of our directors, supervisors and senior management members during 2008 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of Guangshen Railway receive certain other benefits in kind from GRGC, GEDC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees.
     The aggregate amount of cash remuneration paid by Guangshen Railway in 2008 to all individuals who are our directors, supervisors and senior management members was approximately RMB 3.3 million, of which approximately RMB 1.4 million was paid to our non - independent directors and supervisors and approximately RMB 0.4 million was paid to the independent non-executive directors.
     The aggregate amount of cash remuneration we paid during the year ended December 31, 2008 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB 0.2 million.
Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital
     As of December 31, 2008, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of any interests or short positions from any of our directors or supervisors required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.
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
Contracts Entered into by Our Directors and Supervisors
     None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2008 or at December 31, 2008 to which we or any of our subsidiaries was a party.
Remuneration of Our Directors and Supervisors
     The level of remuneration of our directors and supervisors was determined by reference to various factors, including the going rates of remuneration in Shenzhen, where we are located, and the job nature of each of our directors and supervisors. The remuneration and annual incentive of the Directors and the Supervisors will be considered and recommended by the Remuneration Committee and will be approved and authorized by the shareholders at shareholders’ general meetings of the Company. No Director or Supervisor is involved in determining his own remuneration.
Item 6C. Board Practices
Board of Directors
     In accordance with our currently valid Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.
Supervisory Committee
     We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Yao Muming, Wang Jianping, Chen Shaohong, Li Zhiming, Huang Lika and Liu Xilin. All of the current members of our supervisory committee who are representatives of the shareholders were elected or re-elected at the annual shareholders’ general meeting held on June 26, 2008. The term of these supervisors will be 3 years. Our supervisory committee held four meetings during the year ended December 31, 2008, at which resolutions concerning identified key issues were passed and notified to our board of directors. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2008. Our supervisory committee reviewed the report of our directors, the financial report and proposed profit distribution presented by our board of directors at the annual general meeting of shareholders held on June 25, 2009.
     Supervisors attend board meetings as non-voting members. The supervisory committee is accountable to the shareholders’ general meeting and has the following duties and responsibilities:
•	to examine the Company’s financial situation;

•	to supervise the performance of duties of the directors, general manager, deputy general managers and other senior management; to propose the dismissal of directors, general manager, deputy general managers and other senior management who have violated any law, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings;
•	to demand a director, general manager, deputy general manager or any other senior management to rectify such breach when the acts of such persons are harmful to the Company’s interest;

•	to propose the convening of shareholders’ general meetings, and to convene and chair the shareholders’ general meetings if the board of directors fails to perform this duty as stipulated in the Articles of Association;

•	to propose motions to shareholders’ general meetings; and

•	to initiate legal proceedings against any director, general manager, deputy general manager and other senior management in accordance with Article 152 of the Company Law.
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
Audit Committee
     We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are: Mr. Dai Qilin, Dr. Wilton Chau Chi Wai and Mr. Lv Yuhui. Mr. Dai, Dr. Chau and Mr. Lv are “independent directors” of our Company as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. The duties of the audit committee include:
•	reviewing the annual financial statements and interim financial statements of the Company, including the disclosures made by the Company in this 20-F;

•	reviewing the financial reports and the reports of the Company prepared by the independent auditor and its supporting documents, including the review of the internal control and disclosure controls and procedures, and to discuss with the auditor the annual audit plan and solutions to problems in the previous year;

•	reviewing and approving the selection of and remuneration paid to the independent auditor;

•	pursuant to the resolutions of the annual general meeting, determining with the Board of Directors the annual auditing fees paid to our independent auditor;

•	reviewing with the management and the independent auditor the performance, adequacy and effectiveness of the internal controls and risk management, as well as any material deficiencies and weakness existing in the internal controls;

•	evaluating the Company’s performance in complying with industrial practices, market rules, and statutory duties, and the safeguarding of its own interests and the interests of its shareholders;

•	considering and determining whether any senior executive officer or senior financial personnel is in violation of their code of conduct, and the consequences for such a violation; and

•	overseeing the management of the retirement pension fund of the Company.
Remuneration Committee
     We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Mr. He Yuhua (Chairman), Mr. Shen Yi, Mr. Dai Qilin, Dr. Wilton Chau Chi Wai and Mr. Lv Yuhui. The remuneration committee will meet from time to time when required to consider remuneration-related matters of the Company.
     The principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company’s business strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee obtains benchmark information from internal and external sources in relation to market conditions, packages offered in the industry and the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments.
Item 6D. Employees
     As of December 31, 2006, 2007 and 2008, we had approximately 9,411, 33,000 and 33,779 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2008:

Function	Employees

Passenger transportation personnel (1)	8,901
Coordination personnel (2)	1,950
Freight transportation personnel (3)	1,497
Mechanical personnel (4)	4,137
Power and water supply personnel (5)	1,501
Vehicle personnel (6)	2,905
Maintenance personnel (7)	3,755
Power service personnel (8)	1,200

Function	Employees
Transportation supporting personnel (9)	1,059
Diversified businesses and other supporting personnel (10)	387
Technical and administrative personnel (11)	4,044
Other personnel (12)	2,443
Total	33,779

(1)	Passenger transportation personnel mean those people that provide station boarding and train services.

(2)	Coordination personnel mean those people responsible for train coordination.

(3)	Freight transportation personnel mean those people responsible for organization of freight transportation.

(4)	Mechanical personnel mean those people responsible for train operation and overhaul.

(5)	Power and water supply personnel mean those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.

(6)	Vehicle personnel mean those people responsible for vehicle operation and overhaul.

(7)	Maintenance personnel mean those people responsible for station track and railroad switch maintenance.

(8)	Power service personnel mean those people responsible for signal equipment maintenance.

(9)	Transportation supporting personnel means the supporting personnel of trains, machinery, works, power and vehicle organizations.

(10)	Diversified businesses and other supporting personnel mean all personnel involved in diversified businesses.

(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.

(12)	Other personnel include all personnel who have been sick, studying or early-retired.
     All of our employees are located in Guangzhou, Shenzhen, Pingshi and the area adjacent to our Shenzhen-Guangzhou-Pingshi line. The number of our employees increased by 779 in 2008, which is mainly due to the increase in the number of the trains operated by us.
     We have established a trade union to protect employees’ rights, assist in the fulfillment of their economic objectives, encourage employee participation in management decisions and assist in mediating disputes between the management and union members. Each of our train stations and railway units has a separate branch of the trade union. Most of our employees belong to the trade union. We have not experienced any strikes or other labor disturbances that have interfered with our operations in the past, and we believe that our relations with our employees are good.
     We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2008, we paid approximately RMB 2,437.7 million in aggregate salaries and benefits to our employees.
     In addition, pursuant to an early retirement scheme implemented by the Company, certain employees who meet certain specified criteria were provided with an offer to early retire and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Company, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Company. Expenses incurred on such employee early retirement benefits have been recognized in the income statement when the Company approved such application from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.
     Details of our statutory welfare fund and retirement benefits are set out in Notes 23 and 27 to our audited consolidated financial statements included elsewhere in this annual report.
Item 6E. Share Ownership
     As of June 8, 2009, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Item 7A. Major Shareholders
     We are a joint stock company organized under the laws of the PRC in March 1996. Before the A Share Offering, GRGC, a state-owned enterprise under the administration of the MOR, owned approximately 66.99% of our outstanding common shares. Although the equity interest held by GRGC was reduced to approximately 41% after the completion of our initial public offering of A shares in December 2006, GRGC can still exercise substantial influence over our Company. In addition, GRGC also acts as an administrative agent of the MOR that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the MOR, GRGC performs direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives.
Shareholding Structure of the Company
     Set out below is the current shareholding structure of the Company as of June 8], 2009:

	Types		Shareholding
Name of Shareholders	of Shares	Number of Shares Held	Percentage %

Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
Guangzhou Railway (Group) Company	A shares	2,904,250,000	41.0
Public Shareholders of A shares	A shares	2,747,987,000	38.8

Total		7,083,537,000	100.0
     The following table sets forth information regarding ownership of our issued and outstanding capital stock as of June 8, 2009. Note that it includes all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

	Identity of Person	Amount Owned	Percentage of Class	Percent of Total
Title of Class	or Group	(thousand shares)	of Shares	Capital

Common Shares (A shares)(1)	GRGC	2,904,250	51.38	41.00%

(1)	A shares held by GRGC are restricted from sales and redemption within 36 months starting from December 22, 2006.
     The following table sets forth all persons who are known by us to beneficially own five percent or more of our issued and outstanding H shares as of June 8, 2009.

		Percentage of
Identity of Person or Group	Shares Owned	H Shares	Percent of Total Capital

JPMorgan Chase & Co.	172,324,069(L) (1)	12.04	2.43%
T. Rowe Price Associates, Inc. and Its Affiliates	142,840,000(L) (1)	9.98	2.02%
Barclays Global Investors UK Holdings Limited	140,241,345(L) (1)	9.80	1.98%
Barclays PLC (2)	140,241,345(L) (1)	9.80	1.98%
Baring Asset Management Limited	129,350,000 (L) (1)	9.03	1.83%
Northern Trust Fiduciary Services (Ireland) Limited	117,042,000(L) (1)	8.18	1.58%

(1)	The letter “L” denotes a long position.

(2)	As of June 8, 2009, Barclays PLC owned 92.3% shares of Barclays Global Investors UK Holdings Limited. According to the Securities and Futures Ordinance, Barclays PLC is deemed to hold the share interests of Barclays Global Investors UK Holdings Limited.
     As of the date of this report, we are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.
     In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than restrictions on the controlling shareholder (as described under “Item 10B. Memorandum and Articles of Association—Restrictions on Controlling Shareholders”), the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.
Item 7B. Related Party Transactions
     Under IAS 24, parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.
     Prior to the A Share Offering in December 2006, we were controlled by GRGC, which is a subsidiary of the MOR and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. Consequently, in accordance with the requirements of IAS 24, Related Party Disclosures, subsidiaries and associates of the MOR and GRGC, and all other state controlled enterprises and their subsidiaries, were also related parties of us. As a result of the A Share Offering on December 22, 2006, we are no longer controlled by GRGC, although it still exercises significant influence over us. Consequently, under IAS 24, state-owned entities other than GRGC and its subsidiaries were no longer considered as related parties of the Company. Therefore, as of December 31, 2008, the Company had the following material related parties:

Name of related parties	Relationship with the Company

Controlling entity of substantial shareholder, substantial shareholder and fellow subsidiaries
Ministry of Railways of the PRC, or MOR	Controlling entity of GRGC
Guangzhou Railway (Group) Company, or GRGC	Substantial shareholder
Guangzhou Railway Group Yangcheng Railway Enterprise Development Company, or Yangcheng Railway Company	Subsidiary of GRGC
Guangmeishan Railway Company Limited, or Guangmeishan	Subsidiary of GRGC
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Railway Material Supply Company	Subsidiary of GRGC
Guangzhou Railway Engineer Construction Enterprise Development Company, or Engineer Construction Enterprise	Subsidiary of GRGC
Yuehai Railway Company Limited	Subsidiary of GRGC
Shichang Railway Company Limited	Subsidiary of GRGC
CYTS Guangdong Railway Shenzhen Co., Ltd.	Subsidiary of GRGC
Changsha Railway Construction Company Limited	Subsidiary of GRGC
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.	Subsidiary of GRGC
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC
Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC

Associates of the Company
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Company
Zengcheng Lihua Stock Company Limited	Associate of the Company
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Company
     As part of the Restructuring carried out in 1996 in preparation for our initial public offering, we assumed from Guangshen Railway Company, our predecessor, and GRGC, our largest shareholder, assets and liabilities that relate to the businesses now conducted by us, including the high-speed passenger train project and equity interests in subsidiaries and joint ventures engaged in the operation of warehouses or freight yards. We also assumed from Yangcheng Railway Company certain assets, including 14 shunting locomotives and passenger coaches that Yangcheng Railway Company had previously leased to us. Guangshen Railway Company retained the assets, liabilities and businesses not assumed by us, including units providing staff quarters and social services such as health care, education, public security and other ancillary services, as well as subsidiaries or joint ventures whose businesses do not relate to railroad operations and do not compete with our businesses. As part of our Restructuring, Guangshen Railway Company was renamed Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or GEDC.
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
     After the Restructuring, GEDC, Yangcheng Railway Company and GRGC (together with some of its subsidiaries) continued to provide social services to Guangshen Railway on a contractual basis. These services included medical care for our employees and their family members, kindergarten, elementary and secondary school education for the children of employees, room and board for our employees traveling on business, employee housing management and maintenance and public security in our stations and on-board our trains. GEDC provided most of these services through its facilities in Shenzhen. GRGC and Yangcheng Railway Company provide to Guangshen Railway in Guangzhou other services, including health care, employee training and childcare. For the services rendered, Guangshen Railway paid GRGC, Yangcheng Railway Company or GEDC, as the case may be, reasonable, arm’s-length fees. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under such contractual arrangements.
     In addition, certain transactions between Guangshen Railway and GRGC and its subsidiaries have continued after the Restructuring, in the form of a cross-provision of goods and services. The principal goods and services provided by GRGC and some of its subsidiaries, including Yangcheng Railway Company and GEDC, to Guangshen Railway include the following:
•	locomotives, railcars and operating personnel;

•	leasing of passenger coaches;

•	maintenance services for locomotives and passenger coaches;

•	railroad transportation related services;

•	fuel for the operation of locomotives;

•	railway related materials;

•	overhaul and emergency repair of our track and bridges;

•	public security; and

•	employee housing.
     The principal goods and services provided by us to GRGC and its subsidiaries include railroad transportation related services, the sale of duty free goods on-board our Hong Kong Through Trains and at Guangzhou station and advertising space at our Shenzhen station.
     The prices at which these goods and services are provided are different in each case. In general:
•	prices for railroad transportation-related services are determined in accordance with the actual costs incurred in providing these services plus a profit margin of 8% of aggregate chargeable costs (fuel expenses, asset depreciation and water utility fees are not counted as chargeable costs for purposes of this calculation), which amount, Guangshen Railway believes, is consistent with that which would be charged in an arm’s-length transaction;

•	the rental amounts for the high-speed passenger coaches leased to Guangshen

Railway by GRGC equal approximately 6% of GRGC’s purchase price for the coaches, approximating GRGC’s depreciation expenses for the coaches; Guangshen Railway also bears all costs of maintenance and overhaul of these coaches;

•	the prices for social and related services provided by Yangcheng Railway Company (i.e., educational) and GEDC (i.e., security and housing) are determined based on the actual cost of providing these services;

•	the prices for social and related services provided by GRGC are determined on the following basis:

—	child care services:	in accordance with the actual cost incurred for providing such services;

—	newspaper supply services:	at an agreed cost of approximately RMB 25 per year per copy of newspaper supplied, which cost may change based on cost changes to GRGC;
•	the prices for the supply of railroad transportation related materials are determined in accordance with the relevant regulations issued by GRGC (which regulations are applicable to other railroads under the jurisdiction of GRGC);

•	the prices for the provision of overhaul and large scale maintenance services for our track and bridges are based on the relevant approved estimates plus a profit margin of 8%, and the prices for other maintenance services are to be agreed by the parties on a case-by-case basis; and

•	Guangshen Railway is entitled to 45% of the profits derived from the advertising businesses at its Shenzhen station.
     In connection with the acquisition of the railway transportation business of Guangzhou-Pingshi Railway from Yangcheng Railway Company, which would affect the scope of the above services, the Company, in November 2004, entered into, inter alia, two conditional comprehensive services agreements with GRGC and Yangcheng Railway Company in relation to certain continuing connected transactions. Such agreements could only become effective upon the completion of the Acquisition. As it was anticipated that the Acquisition would not be completed before March 2006, the Company, on January 13, 2006, entered into the GRGC provisional comprehensive services agreement to govern certain continuing connected transactions between GRGC and its associates during the period between March 2006 and completion of the Acquisition. In addition, the Company entered into the GEDC comprehensive services agreement in January 2006. These two agreements have been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Company and its subsidiaries, and on an arm’s length basis between the relevant parties. The GEDC comprehensive services agreement and the GRGC provisional comprehensive services agreement replace and supersede all the existing agreements or arrangements that have been entered into between the Company and GRGC, its subsidiaries and controlled entities, including Yangcheng Railway Company, to the extent that they cover the same services, including the master agreements entered into when the Company was listed on the HKSE in 1996. Each of the GRGC Provisional comprehensive services agreement and the GEDC comprehensive services agreement became effective from March 3, 2006, after being approved by our shareholders.
     After the completion of the Acquisition in January 2007, the GRGC provisional comprehensive services agreement ceased to have any effect, and the conditional GRGC comprehensive services agreement and the Yangcheng comprehensive services agreement originally entered into in November 2004 became effective and unconditional.
     The GEDC comprehensive services agreement has a term of three years ending on December 31, 2008. According to this agreement, the aggregate annual service fees payable by the Company to GEDC should not have exceeded RMB 74.91 million, RMB 76.41 million and RMB 77.94 million for the three years ended December 31, 2006, 2007 and 2008, respectively. In anticipation of the completion of the construction of the Fourth Rail Line and the increase of new EMUs, the Company expected that more complementary services from GEDC would be required and the annual cap for the continuing connected transactions under the GEDC comprehensive services agreement for the financial year ended December 31, 2007 needed to be increased. Accordingly, the Company and GEDC entered into a supplemental agreement on April 19, 2007 to adjust the annual cap for the continuing connected transactions for the year ended December 31, 2007 to RMB 139.70 million. In addition, under this supplemental agreement, the term of the GEDC comprehensive services agreement was shortened to two years ending on December 31, 2007. Except for the above, all the other terms of the original GEDC comprehensive services agreement remained unchanged. On June 28, 2007, the Supplemental Agreement and the adjustment of the annual cap were approved by the independent shareholders through affirmative votes at the shareholders’ general meeting of the Company, at which GRGC and its subsidiaries abstained from voting as related parties. Also, due to expansion of our business activities, the amount of services actually provided by Yangcheng Railway Company under the Yangcheng comprehensive services agreement has exceeded the annual maximum under the Yangcheng comprehensive services agreement. Consequently, the annual maximum for services provided by Yangcheng Railway Company in the year ended December 31, 2007 was increased from RMB 260 million to RMB 389 million, which increase was approved by our independent shareholders at the second extraordinary shareholders’ general meeting held on December 27, 2007.
     As the GRGC comprehensive services agreement, the Yangcheng comprehensive services agreement and the GEDC comprehensive services agreement have all expired on December 31, 2007, the Company entered into new comprehensive services agreements on November 5, 2007 with each of GRGC, GEDC and Yangcheng Railway Company in relation to the continuing connected transactions, and the new agreements were approved by the independent shareholders at the second extraordinary shareholders’ general meeting held on December 27, 2007. Each of these new master agreements contain arm’s length terms and have a term of three years, beginning on January 1, 2008 and ending on December 31, 2010. The services provided and the pricing arrangements between the parties under the new master agreements are largely the same as those under the old master agreements. Under the new comprehensive service agreements, for the three years ending December 31, 2008, 2009 and

2010, the proposed aggregate annual service fees payable by the Company to GRGC shall not exceed RMB 3,943.7 million, RMB 4,339.7 million and RMB 4,779.7 million, respectively; the fees payable to Yangcheng Railway Company shall not exceed RMB 447.3 million, RMB 514.3 million and RMB 591.5 million, respectively; and the fees payable to GEDC shall not exceed RMB 197.6 million, RMB 227.3 million and RMB 261.4 million, respectively.
     Due to various reasons which include, among other things, operational adjustments introduced by the MOR, increases in costs and surcharges and additional construction and maintenance work required by us, the Company anticipated that the cap amounts for the years ending December 31, 2008, 2009 and 2010 will not be sufficient and therefore proposed to revise the relevant amounts. On December 4, 2008, the Company held the first extraordinary general meeting of 2008 to approve the amendment to the annual caps in relation to the three conditional continuing connected transactions entered into between the Company and each of GRGC, Yangcheng Railway Company and GEDC on November 5, 2007. As amended, for the three years ending December 31, 2008, 2009 and 2010, the aggregate annual service fees payable by the Company to GRGC shall not exceed RMB 5,829.1 million, RMB 6,703.4 million, and RMB 7,708.9 million, respectively; to Yangcheng Railway Company, shall not exceed RMB 824.7 million, RMB 948.4 million and RMB 1,090.6 million, respectively and to GEDC, shall not exceed RMB 345.0 million, RMB 396.8 million and RMB 456.3 million, respectively.
     In addition, the Company entered into three demolition compensation agreements with GEDC on June 20, 2007 with total consideration of RMB 61.1 million. The Company also entered into four demolition compensation agreements with several enterprises controlled by GEDC for 12 months ending June 20, 2007. The total consideration under these agreements is RMB 4.1 million.
     The chart below sets forth the material transactions the Company undertook with related parties in 2006, 2007 and 2008:

	2006	2007	2008
	(RMB in thousands)

Recurring Transactions:

Transactions with the MOR and GRGC and its subsidiaries
I. Income
Revenue collected from the MOR(1), (2)
— Passenger transportation	(800,859)	(5,318,369)	(6,196,596)
— Freight transportation	(124,465)	(906,516)	(841,240)
— Railway network usage and services	(315,847)	(2,659,529)	(2,738,425)
including: service provided to GRGC	(56,509)	(1,005,505)	(1,038,611)
Provision of train transportation services to GRGC and its subsidiaries(2)	(22,295)	(316,182)	(402,951)
Provision of repairing services for cargo trucks of GRGC and the MOR(2)	(32,787)	(175,284)	(148,322)

II. Charges and Payments
Services charges allocated from the MOR for equipment lease and services(1), (2)	410,353	1,990,297	2,179,407

	2006	2007	2008
	(RMB in thousands)
including: service provided by GRGC	101,371	1,105,890	1,218,138
Operating lease rentals paid/payable to the MOR(2)	40,885	156,628	176,880
Provision of train transportation services provided by GRGC and its subsidiaries(2)	26,065	213,388	235,303
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by(3):	74,520	429,655	440,602
— GEDC	74,520	119,657	126,839
— Yangcheng Railway Company	—	309,998	313,763
Purchase of materials and supplies from GRGC and its subsidiaries(4)	89,731	577,352	398,230
Provision of repair and maintenance services by GRGC and its subsidiaries(2)	—	82,478	115,568
Other services provided by subsidiaries of GRGC(4), (5)	—	50,569	21,459

Non-Recurring Transactions:

Transactions with the MOR and GRGC and its subsidiaries
Rental income from an associate(5)	—	—	(4,681)
Project construction services provided by GRGC and its subsidiaries(5)	70,537	52,662	253,607
Provision of construction management services by GRGC in connection with the construction of fixed assets of the Company(6)	9,326	9,288	181
Operating lease rental paid to GRGC for the leasing of land use rights (Note 36(b))	—	50,000	50,000
Payment for the acquisition of net assets of Yangcheng Railway Business	5,265,250	4,873,332	—
Other services provided by GRGC and its subsidiaries(2)	21,779	21,633	—

(1)	Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies, which are then remitted to the MOR and centrally processed. A certain portion of the revenues so collected are allocated to the Company for the use of its rail lines or for services rendered by the Company in conjunction with the delivery of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by the MOR based on its standard charges applied on a nationwide basis. The Company is unable to independently validate these revenues and charges allocated by the MOR by any self generated source data or information. In addition, there is no established formal channel for the Company to lodge any query or objection to the amounts allocated.

(2)	The service charges are based on a pricing scheme set by the MOR or by reference to current market prices with guidelines provided by the MOR.

(3)	The service charges are levied based on contract prices determined as cost plus a profit margin and explicitly agreed to between the contracting parties.

(4)	The prices are based on mutual negotiation between the contracting parties with reference to guidelines provided by the MOR.

(5)	The prices are based on mutual negotiation between the contracting parties.

(6)	Pursuant to the provisions of a construction management agreement and several supplemental agreements entered into with GRGC in 2005 and 2006, GRGC has undertaken to provide project management services to the Company for monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are mostly other state-controlled companies, employed for the construction of certain railway assets and railway stations of the Company, including the Fourth Rail Line. The management service fees are determined based on the pricing scheme set by the MOR.
     As of December 31, 2007 and 2008, we had the following material balances with our related parties:

	2007	2008
	(RMB in thousands)

Due from GRGC	—	155,034
— Trade balance(1)	—	150,066
— Non-trade balance	—	4,968

Due to GRGC	(78,262)	(35,209)
— Trade balance(1)	(96,995)	(25,787)
— Non-trade balance(3)	18,733	(9,422)

Due from subsidiaries of GRGC	39,911	16,815
— Trade balance	17,843	15,350
— Non-trade balance	22,068	1,465

Due to subsidiaries of GRGC	(940,928)	(302,206)
— Trade balance(2)	(157,001)	(198,843)
— Non-trade balance(3)	(783,927)	(103,363)

Due from an associate	1,825	2,019
— Trade balance	14,137	14,331
Less: impairment provision(5)	(12,312)	(12,312)

Due to an associate	(2,935)	(25,118)
— Non-trade balance(4)	(2,935)	(25,118)

Due from the MOR	42,189	53,048
— Trade balance	42,189	53,048

Prepayment for fixed assets and construction-in-progress	12,617	31,012
— GRGC and its subsidiaries	12,617	31,012

Payables for fixed assets and construction-in-progress	53,546	(125,487)
— GRGC and its subsidiaries	45,496	(95,498)
— Associates	8,050	(29,989)

(1)	The trade balances due from/to GRGC, subsidiaries of GRGC and the MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in note (1) of the previous table.

(2)	The trade balances due to related parties mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Company and related parties.

(3)	The non-trade balance due to related parties mainly represents the deposits of related parties held in the deposit-taking center of the Company.

(4)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(5)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
     As of December 31, 2008, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.
     Our related party transactions have been carried out on usual terms according to the conditions and waiver granted by the HKSE and the contracts entered into between our related parties and us. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2008. Our independent non-executive directors confirmed that, these transactions (which are “connected transactions” as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) entered into by us in 2008 were entered into in the ordinary and usual course of our business on normal commercial terms or on terms that were fair and reasonable so far as our shareholders were concerned, or in accordance with the terms of an agreement governing such transactions, or where there was no such agreement, on terms no less favorable than those offered to (or from) independent third parties.
Item 7C. Interests of Experts and Counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
Item 8A. Consolidated Statements and Other Financial Information
Item 8A.1 — Item 8.A.6:
     See pages F-1 to F-62 following ITEM 19.
Item 8A.7 Legal Proceedings
     As of December 31, 2008, the Company’s investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited, or Tiecheng, amounted to approximately RMB 85.7 million.
     In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited, or Guangzhou Guantian, a Sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

     On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited, or Guangzhou Guanhua, and Guangzhou Guanyi Real Estate Company Limited, or Guangzhou Guanyi, agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited, or Guangzhou Guancheng, to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB 257 million together with any accrued interest.
     Guangzhou Guantian initiated legal proceedings with respect to the guarantee. On March 6, 2009, the Supreme People’s Court of the PRC delivered a final judgment in which it was ruled that Guangzhou Guanhua, Guangzhou Guantian and Guangzhou Guanyi were not liable to the third party for the debt of Guangzhou Guancheng. Therefore, it is not necessary to provide any additional impairment for the interests of Tiecheng in Guangzhou Guantian.
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
Item 8A.8 Dividend Distributions
     We make decisions concerning the payment of dividends on an annual basis. Any dividends are paid at the discretion of our board of directors, which makes a recommendation in this regard that must be confirmed at our annual general meeting. Our Articles of Association permit us to distribute dividends from profits more than once a year. The amount of these interim dividends cannot exceed 50% of our distributable income as stated in our interim profit statements. In accordance with our Articles of Association, the amounts available for the purpose of paying dividends will be deemed to be the lesser of:
•	net after-tax income determined in accordance with PRC accounting standards and regulations; and

•	net after-tax income determined in accordance with either international accounting standards or the accounting standards of the countries in which our shares are listed.
     See “Item 10E. Taxation” for a discussion of the tax consequences related to the receipt of dividends.
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

     Our Articles of Association require that cash dividends in respect of H shares be declared in RMB and paid in Hong Kong dollars at the average of the People’s Bank of China rate for each day of the calendar week preceding the date of the dividend declaration. To the extent that we are unable to pay dividends in Hong Kong dollars from our own foreign exchange resources, we will have to obtain Hong Kong dollars through the inter-bank system or by other permitted means. Hong Kong dollar dividend payments will be converted by the depositary and distributed to holders of ADSs in U.S. dollars.
     On April 29, 2009, our Board of Directors proposed a final dividend distribution of RMB 0.08 per share to our shareholders for the year ended December 31, 2008. The final dividend payment was approved by the shareholders at our 2008 annual general meeting held on June 25, 2009.
Item 8B. Significant Changes
     On April 29, 2009, our board of directors resolved to issue medium-term notes in the PRC in the aggregate amount of RMB 4 billion. The proposed issuance of notes was approved at our annual general meeting of shareholders held on June 25, 2009. Proceeds from the issuance of the notes will be mainly used to satisfy our operational needs, to supplement our working capital and to improve our debt structure.
     Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2008.

ITEM 9. THE OFFER AND LISTING
Item 9A. Offer and Listing Details
Price Range of our H shares and ADSs
     As of December 31, 2008 and June 8, 2009, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2008 and June 8, 2009, there were, respectively, 4,089,142 ADSs and 4,101,742 ADSs outstanding held by 181 and 182 registered holders. The depositary for the ADSs is JPMorgan Chase Bank, N.A. On April 25, 2008, JPMorgan Chase Bank, N.A. signed an agreement with Wells Fargo Bank, pursuant to which Wells Fargo Bank will provide the depositary service for our ADSs on behalf of JPMorgan Chase Bank, N.A.
     In April 2009, we entered into an amendment to our deposit agreement with JPMorgan Chase Bank, N.A., the depositary of our ADSs, which we initially entered into on May 10, 1996. The revisions include allowing the depositary, in line with the current market practice, to charge the holders of the ADSs a cash distribution fee and an annual administrative fee, the aggregate of which should not exceed US$ 0.02 per ADS in any calendar year. The amendment of the deposit agreement became effective on May 25, 2009. At such effective date, every holder of our ADSs shall be deemed by holding our ADSs to consent and agree to such amendment and to be bound by the deposit agreement and the American Depositary Receipts as amended by such amendment. For further information, see the Form F-6EF we filed with the SEC on April 24, 2009 and the Form 6-K we furnished on April 28, 2009.
     The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
2004	20.74	11.50	3.35	1.76
2005	20.50	13.07	3.225	2.00
2006	35.24	14.70	5.41	2.30
2007
January to March	36.84	26.80	5.48	4.30
April to June	44.13	31.57	7.24	4.90
July to September	44.50	28.82	6.74	4.68
October to December	45.59	32.81	6.93	5.15
2008
January to March	37.02	24.25	5.83	3.70
April to June	30.01	21.00	4.65	3.31
July to September	25.55	19.45	3.95	3.00
October to December	26.11	13.05	3.93	2.00
December	19.23	16.51	2.99	2.60

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
2009
January	20.20	15.01	3.18	2.32
February	17.28	14.55	2.64	2.30
March	17.15	13.85	2.66	2.16
April	23.26	16.86	3.64	2.50
May	25.55	21.60	3.95	3.33
June (through June 8)	24.53	23.24	3.86	3.57
     During the year ended December 31, 2008, we did not purchase, sell or redeem any of our H shares.
     In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.
Item 9B. Plan of Distribution
     Not applicable.
Item 9C. Markets
     Our H shares are listed on the HKSE under the stock code “0525” and American Depositary Shares representing our H shares are listed on the New York Stock Exchange under the stock code “GSH”. Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code “601333”.
Item 9D. Selling Shareholders
     Not applicable.
Item 9E. Dilution
     Not applicable.
Item 9F. Expenses of the Issue
     Not applicable.

ITEM 10. ADDITIONAL INFORMATION
     We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is , and its English translation is Guangshen Railway Company Limited.
Item 10A. Share Capital
     We issued a total of 2,747,987,000 A shares in our initial public offering of A shares on the PRC domestic market in December 2006, and raised proceeds of approximately RMB 10.0 billion. Each A share has a par value of RMB 1.00 and has been listed for trading on the Shanghai Stock Exchange.
     The total number of shares of the Company after the A Share Offering is 7,083,537,000.
     As of December 31, 2008, our issued share capital consisted of:

	Number	Percentage
	of shares	of share
Type of share capital	(in thousands)	(%)
Domestic tradable shares with restriction on sales (A shares)	2,904,250	41.0
Domestic tradable shares without restriction on sales (A shares)	2,747,987	38.8
H shares	1,431,300	20.2

Total	7,083,537	100.00
Public Float
     As at June 8, 2008, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.
Pre-Emptive Rights
     There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.
Item 10B. Memorandum and Articles of Association
     Described below is a summary of the significant provisions of our Articles of Association as currently in effect. As this is a summary, it does not contain all the information that may be important to you. A copy of our complete Articles of Association that took effect on June 25, 2009 is attached hereto as Exhibit 1.1.
General
     We are a joint stock limited company established in accordance with the Company Law of China, the Rules of the State Council on the Overseas Issuance and Listings and other relevant laws and regulations of the PRC. Guangshen Railway was established by way of promotion with approval evidenced by the document “Ti Gai Sheng” [1995] No. 151 of the PRC’s State Commission For Economic Restructuring. We were registered with and obtained a business license from the Administration for Industry And Commerce of Shenzhen, Guangdong Province on March 6, 1996. The number of our business license is Shen Si Zi 4403011022106. Article 12 of our Articles of Association states that our object is to carry on the business of railway transportation.
Significant Differences between H shares and A shares
     Holders of H shares and A shares (also referred to as domestic shares), with minor exceptions, are entitled to the same economic and voting rights. However, our Articles of Association provide that holders of H shares will receive dividends in Hong Kong dollars while holders of A shares will receive dividends in RMB. Other differences between the rights of holders of H shares and A shares relate primarily to ownership and transferability. H shares may only be subscribed for and owned by legal and natural persons of any country other than the PRC (excluding Taiwan, Hong Kong, and Macau), and must be subscribed for, transferred and traded in a foreign currency. Other than the limitation on ownership, H shares are freely transferable in accordance with our Articles of Association. A shares may only be subscribed for and owned by legal or natural persons in the PRC (excluding Taiwan, Hong Kong and Macau), and must be subscribed for and traded in RMB. Transfers of A shares are subject to restrictions set forth under PRC rules and regulations, which are not applicable to H shares. Transfers of A shares owned by our directors or employees are also subject to restrictions under PRC rules and regulations. A shares and H shares are also distinguished by differences in administration and procedure, including provisions relating to notices and financial reports to be sent to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and appointment of dividend receiving agents.
Restrictions on Transferability
     H shares may be traded only among foreign investors, and may not be sold to PRC investors (except investors from Hong Kong, Macau and Taiwan). PRC investors (except investors from Hong Kong, Macau and Taiwan) are not entitled to be registered as holders of H shares. Under our Articles of Association, we may refuse to register a transfer of H shares unless:
•	relevant transfer fees have been paid, if any;

•	the instrument of transfer only involves H shares;

•	the stamp duty chargeable on the instrument of transfer has been paid;

•	the relevant share certificate and, upon the reasonable request of the board of directors, any evidence in relation to the right of the transferor to transfer the shares have been submitted;

•	if the shares are being transferred to joint owners, the maximum number of joint owners does not exceed four; and

•	we do not have any lien on the relevant shares.
Dividends
     Unless otherwise resolved by a shareholders’ general meeting, we may distribute dividends more than once a year, provided that the amount of interim dividends to be distributed shall not exceed 50% of the distributable profit as stated in our interim profit statement. In accordance with our Articles of Association, our net profit for the purpose of profit distribution will be deemed to be the lesser of the amount determined in accordance with:
•	PRC accounting standards and regulations; and

•	international accounting standards or the accounting standards of the countries in which our shares are listed.
     Our Articles of Association allow for distributions of dividends in the form of cash or shares, and encourage the Board to first consider a payment of cash dividends as opposed to share dividends. In particular, according to our Articles of Association, interim dividends may be distributed by way of cash dividends. Dividends may only be distributed, however, after allowance has been made in the following sequence:
•	making up losses;

•	allocations to the statutory common reserve fund;

•	allocations to the discretionary common reserve fund upon the approval of shareholders at a general meeting; and

•	payment of dividends in respect of ordinary shares.
     The board of directors shall, in accordance with the laws and administrative regulations of the State (if any) and the Company’s operation and development requirements, determine the proportions of allocations to the discretionary common reserve fund and payment of ordinary share dividends subject to approval of shareholders at the general meeting. The Company may not distribute any dividend before making up for its losses and allocating funds to the statutory common reserve fund.
     Our Articles of Association require us to appoint on behalf of the holders of H shares a receiving agent to receive on behalf of these shareholders dividends declared and all other moneys in respect of the H shares. The receiving agent appointed shall be a company that is registered as a trust company under the Trustee Ordinance of Hong Kong. Our Articles of Association require that cash dividends in respect of H shares be declared in RMB and paid by us in Hong Kong dollars. If we record no profit for the year, we may not normally distribute dividends for the year.

Voting Rights and Shareholder Meetings
     Shareholders’ general meetings can be annual shareholders’ general meetings or extraordinary general meetings. Shareholders’ meetings shall be convened by the board of directors. The board of directors shall convene an annual shareholders’ meeting within six months from the end of the preceding accounting year. The shareholders provide us with principal authority at general meetings. We exercise our functions and powers in compliance with our Articles of Association.
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
     The board of directors shall convene an extraordinary shareholders meeting within two months if any one of the following circumstances occurs:
•	the number of directors falls short of the number stipulated in the Company Law of the PRC or our by-laws or is below two-thirds of the number required in our Articles of Association;

•	our unrecovered losses that have not been made up amount to one-third of our paid-in share capital;

•	shareholder(s), severally or jointly, holding 10% or more of our issued shares carrying the right to vote make a request in writing to convene an extraordinary general meeting;

•	the board of directors considers it necessary; or

•	the supervisory committee proposes to convene such a meeting.
     Where we convene a shareholders’ general meeting (when we have more than one shareholder), we shall give not less than 45 days prior public notice or other means as specified in our Articles of Association to all shareholders whose names appear in the share register of the items to be considered and the date and venue of the meeting. Any shareholder intending to attend the shareholders’ general meeting shall give us a written reply stating his or her intention to attend the meeting 20 days prior to the date of the meeting.
     Where the Company convenes an annual general meeting, shareholders who severally or jointly hold more than 3 percent of the Company’s shares, may present an extraordinary proposal for the shareholders’ general meeting in written form to the Company. If the subject of the extraordinary proposal falls within the functions and powers of a shareholders’ general meeting, then it should be included in the agenda of the meeting.

     A shareholder extraordinary general meeting shall not resolve any matter not stated in the notice of such meeting. A notice of meeting of shareholders shall:
•	be given by way of public notice or other means as specified under our Articles of Association;

•	specify the place, date and the time of the meeting;

•	state the motions to be discussed at the meeting;

•	provide such information and explanations as are necessary for the shareholders to exercise an informed judgment on the proposals before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate Guangshen Railway with another entity, to repurchase the shares of Guangshen Railway, to reorganize its share capital or to restructure Guangshen Railway in any other way, the terms of the proposed transaction must be provided in detail, together with copies of the proposed agreement, if any, and the cause and effect of the proposal must be properly explained;

•	contain disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager, deputy general manager or other senior officers of the Company in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of other shareholders of the same class;

•	contain the full text of any special resolution proposed to be approved at the meeting;

•	contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him or her and that a proxy need not also be a shareholder; and

•	state the time within which and the address to which voting proxies for the meeting are to be delivered.
     The Company may send the notice to the domestic shareholders by way of public notice published in one or more newspapers designated by the securities regulatory authority under the State Council at least forty-five (45) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. Notice of a shareholders’ general meeting to holders of overseas-listed foreign-invested shares shall be published on our Company’s website (www.gsrc.com) at least forty-five (45) days prior to the date of the meeting. After the publication of such notice, all holders of overseas-listed foreign-invested shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the meeting or the resolutions adopted therein.

Where we convene an annual general meeting, we shall include in the agenda of the meeting any resolutions submitted by shareholders (including proxies) who either separately or in aggregate hold more than three percent of the total number of our shares, provided that these resolutions fall within the scope of powers of a shareholders’ general meeting.
     The following matters shall be resolved by way of ordinary resolution of the shareholders’ general meeting:
•	work reports of the board of directors and the supervisory committee;

•	profit distribution proposals and loss recovery proposals formulated by the board of directors;

•	removal of members of the board of directors and the supervisory committee, their remuneration and methods of payment;

•	our annual financial budget, final accounts, balance sheet, income statement and other financial statements; and

•	matters other than those that are required by laws, administrative regulations or our Articles of Association to be adopted by way of special resolution.
     The following matters shall be resolved by way of special resolution of the shareholders’ general meeting:
•	increase or reduction of our share capital and the issuance of shares of any class, warrants and other similar securities;

•	issuance of Company debentures;

•	division, merger, dissolution and liquidation of the Company;

•	amendment to our Articles of Association;

•	alteration to the form of the Company;

•	acquisition or disposal within one year of material assets exceeding 30% of the total assets of the Company; and

•	any other matter that, according to an ordinary resolution of the shareholders meeting, may have a significant impact on the Company and requires adoption by way of a special resolution.
     Shareholders have the right to attend general meetings of shareholders and to exercise their voting rights, in person or by proxy, in relation to the amount of voting shares they represent. Each share carries the right to one vote. Any share of the Company held by the Company does not carry any voting right.
     At any meeting of shareholders a resolution shall be decided by a show of hands unless a poll is demanded before or after any vote by show of hands:
•	by the chairman of the meeting;

•	by at least two shareholders who possess the right to vote, present in person or by proxy; or

•	by one or more shareholders (including proxies) representing either separately or in aggregate, not less than one-tenth of all shares having the right to vote at the meeting.
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
     Our directors’ compensation is determined by resolutions approved at shareholders’ general meetings. Our directors have no power to approve their own compensation.
     Our directors are not required to hold shares of our Company. There is no age limit requirement with respect to retirement or non-retirement of our directors.
     At least one-third of our board members shall be independent directors. An independent director is a director who does not act in other capacities in our Company other than as a director, and who does not have any relationship with our Company or our Company’s substantial shareholders which may affect the director in making independent and objective judgment. An independent director shall have certain special duties, including, among others, to approve a connected transaction of which the total consideration accounts for more than five percent of the latest audited net asset value of our Company before submission to the board of the directors for discussion, to propose the convening of a board meeting, to engage external auditors or consultants independently, and to make independent opinion on significant events of our Company. To ensure that the independent directors can effectively perform their duties, our Company shall provide them with certain working conditions.
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
Increases in Share Capital and Preemptive Rights
     Our Articles of Association require that approval by a special resolution of the shareholders and by special resolution of holders of domestic shares and H shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or convertible securities. No approval is required to be obtained from separate class meetings if, but only to the extent that, Guangshen Railway issues domestic shares and H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic shares and H shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders. New issues of shares must also be approved by relevant PRC authorities.
Reduction of Share Capital and Purchase by us of our Shares
     We may, following the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase any of our issued shares under the following circumstances:
(1)	cancellation of shares for capital reduction;

(2)	merging with another company that holds our shares;

(3)	paying shares to our employees as bonus; or

(4)	repurchasing, upon request, any shares held by any shareholder who is opposed to the Company’s resolution for merger or spin-off at a shareholders’ general meeting.
     Any repurchase of shares under items (1) to (3) of the foregoing paragraph shall be approved by shareholders’ general meeting of the Company. After repurchase of the shares according to the foregoing paragraph by the Company, the shares repurchased under item 1 shall be cancelled within ten days from the date of the repurchase; and the shares repurchased under items 2 and 4 shall be transferred or cancelled within six months.
     The shares repurchased by the Company under item 3 may not exceed five percent of the total of the Company’s issued shares. Such repurchase shall be financed by the Company’s profit after tax. The shares so repurchased shall be transferred to the employees within one year.
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
•	under a general offer;

•	open offer on a stock exchange; or

•	by off-market contract.
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
     Unless we are in the process of liquidation:
•	where we repurchase our shares at par value, the amount of the total par value of shares so repurchased shall be deducted from our book balance distributable profits or out of the proceeds of a new issue of shares made in respect of the repurchase; and

•	where we repurchase our shares at a premium, an amount equivalent to their total par value shall be deducted from our book balance distributable profits or the proceeds of a new issue of shares made in respect of the repurchase. Payment of the portion in excess of their par value shall be effected as follows:
—	if the shares being repurchased were issued at par value, payment shall be made out of our book balance distributable profits; and

—	if the shares being repurchased were issued at a premium, payment shall be made out of our distributable profits or out of proceeds of a new issue of shares made in respect of the repurchase, provided that the amount paid out of the proceeds of the new issue may not exceed the aggregate of premiums received by us on the issue of the shares repurchased or the current balance of our capital common reserve account (inclusive of the premiums from the new issue of shares).
•	Payment by us in consideration for:
—	the acquisition of rights to repurchase our shares;

—	the variation of any contract to repurchase our shares; or

—	the release of any of our obligations under any contract to repurchase our shares;
     shall be made out of our distributable profits.
Restrictions on Controlling Shareholders
     In addition to obligations imposed by law or required by the stock exchanges on which our shares are listed, a controlling shareholder (as defined below) shall not exercise his or her voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or any part of our shareholders:
•	to relieve a director or supervisor of his or her duty to act honestly in our best interests;

•	to approve the expropriation, by a director or supervisor (for his or her own benefit or for the benefit of another person), in any guise, of our assets, including without limitation opportunities advantageous to us; or

•	to approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including without limitation rights to distributions and voting rights, save and except where it was done pursuant to a restructuring submitted to and approved by our shareholders in accordance with our Articles of Association.
     “Controlling shareholder” means a shareholder whose shareholdings represent over 50% of the total share capital of the Company, or if less than 50%, whose entitlement to voting rights is sufficient to materially affect the resolutions at general meetings of the Company.

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
     We shall not directly or indirectly make a loan to or provide any guarantees in connection with a loan to a director, supervisor, general manager, deputy general manager or other senior officers of Guangshen Railway or of GRGC or any of their respective associates. However, the following transactions are not subject to this prohibition:
•	the provision by us of a loan or a guarantee of a loan to one of our subsidiaries;

•	the provision by us of a loan or a guarantee in connection with a loan or any other funds to any of our directors, supervisors, general managers, deputy general managers or other senior officers to pay expenditures incurred or to be incurred on our behalf by him or her or for the purpose of enabling him or her to perform his or her duties properly, in accordance with the terms of a service contract approved by the shareholders at a general meeting; and

•	the provision by us of a loan or a guarantee in connection with a loan to any of our directors, supervisors, general managers, deputy general managers or other senior officers or their respective associates on normal commercial terms, provided that the ordinary course of our business includes the lending of money or the giving of guarantees.
Recent Amendments to Our Articles of Association

     In May 2005 and May 2006, in anticipation of A Share Offering, we made conditional amendments to our draft Articles of Association to meet applicable PRC regulatory requirements, in particular, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China and the new Company Law effective from January 1, 2006. The proposed amendment to our draft Articles of Association was furnished to the SEC as Exhibit 99.1—Appendix I to the Form 6-K filed on April 18, 2006 (the conditional Articles of Association, as amended, will be referred to hereinafter as the “Conditional AOA”). In addition, our annual general meeting of shareholders approved further amendments to our then effective Articles of Association on May 11, 2006, pursuant to the new Company Law effective from January 1, 2006. After the completion of the A Share Offering in December 2006, the Conditional AOA did not take effect until March 2007 after we made further amendments to it and completed the required filings and registrations with the relevant government authorities. Upon the completion of our A Share Offering, Guidelines for the Articles of Associations of Listed Companies, as amended, in March 2006 issued by the China Securities Regulatory Commission, or the CSRC Guidelines, became applicable to us. In accordance with this CSRC Guidelines, we proposed further amendments to our Articles of Association for consideration of our shareholders’ general meeting of 2006. On June 28, 2007, the amendment was approved at our shareholders’ general meeting of 2006. In 2008, we made some minor amendments to our Articles of Association, which were approved by shareholders at our annual shareholders’ general meeting held on June 26, 2008. In 2009, we made additional amendments to our Articles of Association, which amendments were approved by shareholders at our annual shareholders’ general meeting held on June 25, 2009. The amendments will not come into effect until after the completion of required filing and registration with relevant governmental authorities.
Item 10C. Material Contracts
     Except for the loan agreements, agreements in connection with the Acquisition and the connected transaction agreements we entered into with various banks, Yangcheng Railway Company, GRGC and other related parties as discussed in “Item 5B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions”, all other material contracts we entered into during the fiscal years of 2007 and 2008 were made in the ordinary course of business.
Item 10D. Exchange Controls
     The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of RMB into U.S. dollars in China currently must be based on the People’s Bank of China rate. The People’s Bank of China rate is set based on the previous day’s Chinese inter-bank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As of June 2009, this change in policy has resulted in a more than 20% appreciation of the RMB against the U.S. dollar ever since July 2005.

     Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2008, due to the continuous, although at a lower rate than the previous years, appreciation of RMB against U.S. dollar and Hong Kong dollar, we incurred a foreign exchange gain of approximately RMB 0.03 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.
     We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2008, we maintained the equivalent of approximately RMB 33.6 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 of our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.
Item 10E. Taxation
PRC Taxation
Tax Basis of Assets
     As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.
Income Tax
     From January 1, 1994 to December 31, 2007, income tax payable by PRC domestic enterprises, including state owned enterprises and joint stock companies, has been governed by the PRC Enterprise Income Tax Provisional Regulations and its implementation measures, or EIT regulations, which provide for an income tax rate of 33%, unless a lower rate was provided by law or administrative regulations. Guangshen Railway was generally subject to tax at a rate of 33% pursuant to the EIT Regulations. However, as a result of our incorporation in the Shenzhen Special Economic Zone, our corporate income tax rate was reduced to 15%. Pursuant to an approval from the Shenzhen Local Tax Bureau dated November 12, 1997, Guangshen Railway was also entitled to a 50% further reduction of income tax arising from our high-speed train services in 1997, 1998 and 1999. To the extent that Guangshen Railway engages in other businesses through subsidiaries, those other companies were subject to corporate income tax rates of either 15% or 33% (applicable to places other than Shenzhen), depending mainly on their places of incorporation.
     On March 16, 2007, the National People’s Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the new EIT Law, which has taken effect from January 1, 2008. According to the new EIT Law and the Notice Regarding Implementation of the Preferential Enterprise Income Tax in the Transition Period issued by the State Council, the preferential income tax rate of 15% that was applicable to companies incorporated in Shenzhen and other special economic zones is being phased out in five years beginning on January 1, 2008, and after such five-year period, will be changed to 25%, i.e., the unified income tax rate applicable to almost all domestic companies in the PRC with minor exceptions. Within the five-year transitional period, the tax rates applicable to those companies which used to enjoy a preferential tax rate of 15% will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively.
Value Added Tax
     Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994, which was amended by the State Council on November 10, 2008 and the related implementing rules, our passenger and freight transportation businesses are not subject to value added tax, while our other businesses, such as retail sales of food, beverages and merchandise aboard our trains and in our stations, and some of the businesses conducted by our subsidiaries are subject to value added tax at the rate of either 17% or 3%, depending on the scale and nature of the businesses.
Business Tax
     Pursuant to the Provisional Regulations of the PRC Concerning Business Tax effective from January 1, 1994, which was amended by the State Council effective from January 1, 2009 and its implementing rules, business tax is imposed on enterprises that provide transportation services in the PRC. Business tax is levied at a rate of 3% on the revenues of the transport of passengers and goods in or out of the PRC.
Tax on Dividends
     For an Individual Investor. According to the Individual Income Tax Law of the PRC, an income tax of 20% shall be withheld on dividend payments from PRC enterprises to an individual. For a foreign individual who is not a resident of the PRC, the receipt of dividends from a company in the PRC is normally subject to this 20% PRC withholding tax unless reduced by an applicable double-taxation treaty. However, on July 21, 1993, the PRC State Tax Bureau issued a Notice Concerning the Taxation of Gains on Transfers and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, referred to herein as the Tax Notice, which stipulates that dividends from a PRC company on shares listed on an overseas stock exchange, or overseas shares, such as H shares (including H shares represented by ADSs), would not for the time being be subject to the withholding of individual income tax. The relevant tax authority has thus far not collected any withholding tax on dividend payments on overseas shares.
     For An Enterprise. According to the new EIT law and its implementing rules, and pursuant to the Notice on the Issues Regarding Withholding of the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H-share Holders Which Are Overseas Non-resident Enterprises issued by State Administration of Taxation, when a non-PRC-resident enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, or a non-PRC-resident enterprise with establishment or office in the PRC receives dividends from a company in the PRC, which dividends so received are not effectively connected with such establishment or office, the non-PRC-resident enterprise is normally subject to a PRC withholding tax of 10% under the new EIT Law.
Capital Gains Tax
     For An Individual Investor. The Tax Notice provides that gains realized by holders (both individuals and enterprises) of H shares or ADSs will not be subject to income tax.
     For An Enterprise. Pursuant to the new EIT law and its implementing rules, when a non-PRC-resident enterprise with no establishment or office in the PRC receives capital gains from its sale of H shares issued by PRC domestic companies, or a non-PRC-resident enterprise with establishment or office in the PRC receives capital gains from its sale of H shares issued by PRC domestic companies but such capital gains so received are not effectively connected with such establishment or office, the non-PRC-resident enterprise is subject to a 10% withholding tax on such capital gains.
Tax Treaties
     For non-PRC-resident enterprises with no establishment in the PRC and individuals not resident in the PRC, if their home countries or jurisdictions have entered into double taxation treaties with the PRC, such enterprises and individuals may be entitled to a reduction of any withholding tax imposed on the payment of dividends from a PRC company. The PRC currently has double taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.
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
•	banks, insurance companies and financial institutions;

•	United States expatriates;

•	tax-exempt entities;

•	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own 10% or more of our voting stock;

•	U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders whose functional currency is not the U.S. dollar.
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
     You are a “U.S. holder” if you are:
•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:
—	subject to the primary supervision of a United States court and the control of one or more United States persons; or

—	that has elected to be treated as a United States person under applicable United States Treasury regulations.
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
     In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under “PFIC Rules” below.
Distributions on the H shares or ADSs
     The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:
•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States, but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year the dividend is paid or the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC and we are considered eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the Treaty. Our status as a qualified foreign corporation, however, may change.
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

     If we make a distribution paid in Hong Kong dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars on such date. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as foreign currency exchange gain or loss that is United States source ordinary income or loss for foreign tax credit limitation purposes.
     Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the Treaty, may be creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).
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
PFIC Rules
     In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:
•	75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

•	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

     We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.
     If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H shares or ADSs and with respect to gain from a disposition of the H shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is allocated to the current year, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.
     The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the H shares or ADSs will be adjusted to reflect any such gain or loss. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for United States federal income tax purposes.
     Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.
     If you own the H shares or ADSs during any year that we are a PFIC and you recognize gain on a disposition or receive a distribution with respect to the H shares or ADSs, you must file Internal Revenue Service, or IRS, Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

Backup Withholding and Information Reporting
     In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you
•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•	provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.
     Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the IRS.
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
Hong Kong Stamp Duty
     Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. An ad valorem duty is charged at the rate of 0.2% of the consideration of the fair value of the H shares transferred and the relevant contract notes shall be stamped (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HKD 5 is currently payable on an instrument of transfer of H shares.
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
Hong Kong Estate Duty
     Prior to February 11, 2006, estate duty is levied on the value of property situated in Hong Kong passing or deemed passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. Estate duty was abolished effective from February 11, 2006 and estates of persons who passed away on or after February 11, 2006 are therefore not subject to estate duty.
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
     Additionally, we are subject to the informational requirements of the Exchange Act of 1934, as amended, and, in accordance with the Exchange Act, we file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the SEC. You may review a copy of the registration statement and other information without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also inspect the registration statement and its exhibits and schedules at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. You may also get copies, upon payment of a prescribed fee, of all or a portion of the registration statement from the SEC’s public reference room or by calling the SEC on 1-800-SEC-0330 or visiting the SEC’s website at www.sec.gov.
     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.
Item 10I. Subsidiary Information
     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The following paragraphs describe the various market risks to which we were exposed as of December 31, 2007 and 2008.
Currency Risks
     We mainly operate in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, we are required to pay dividends in Hong Kong dollars in the future when dividends are declared.
     The monetary assets held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2007 and 2008 are set forth below.

	Currency	As of December 31,
Monetary assets	denomination	2007	2008
		(RMB in thousands)
Current assets
Cash and cash equivalent	USD	3,505	3,176
Cash and cash equivalent	HKD	9,310	30,452
Other receivables	HKD	562	529
Trade payables	USD	(1,005)	(940)
     We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.
     On July 21, 2005, the PRC government announced that the RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with the U.S. dollar on or after that day. As a result, the RMB appreciated by approximately 2% as compared to the U.S. dollar based on the exchange rate announced on that day and subsequently continued to appreciate throughout the remainder of 2005 through June 2009. As of June 19, 2009, this change in policy has resulted in a more than 20% appreciation of the RMB against the U.S. dollar ever since July 2005. We did not suffer any foreign exchange loses for the year ended December 31, 2008. As of December 31, 2008, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB 33.2 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB 1.3 million in these balances.
     While our foreign currency deposits are relatively stable, they are insufficient to pay all dividends and operating expenses, therefore, we bear the risk of exchange rate fluctuations when we convert RMB to pay foreign-currency denominated dividends and operating expenses. However, our management believes that these contingent exposures relating to foreign exchange rate fluctuations have not had and are not likely to have a material effect on our financial position. As a result, we do not enter into any hedging transactions with respect to our exposure to foreign currency movements. Furthermore, we are not aware of any effective financial hedging products that serve as protection against a possible RMB devaluation or appreciation.
Interest Rate Risks
     As of December 31, 2008, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of demand deposits. We do not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2008, we had RMB 3.9 billion in loans outstanding.
     As we have no significant interest-bearing assets (except for deposits placed with banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Our interest rate risk arises mainly from long-term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk.
     For the year ended December 31, 2008, the interest income derived from our cash balances at banks and temporary cash investments amounted to approximately RMB 24.3 million. A 10% change in interest rates would have resulted in a change in interest income of approximately RMB 2.4 million. As of December 31, 2008, if interest rates on bank borrowings had been 10 basis points higher/lower with all other variables held constant, our post-tax profit for the year would have been approximately RMB 2.6 million lower/higher, mainly as a result of higher/lower interest expense.
Credit Risks
     The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and due from related parties represent our maximum exposure to credit risk in relation to financial assets.
     Cash and short term liquid investments are placed with reputable banks. See Note 34 of our audited consolidated financial statements included elsewhere in this annual report. No significant credit risk is expected.
     The majority of our accounts receivable balance relate to the rendering of services or sales of products to third party customers. Our other receivable balances mainly arise from services other than the main railway transportation services. We perform ongoing credit evaluations of our customers/debtors’ financial condition and generally do not require collateral from the customers/debtors’ account on the outstanding balances. Based on the expected reliability and the timing for collection of the outstanding balances, we maintain a provision for doubtful accounts and actual losses incurred have been within management’s expectation.
     No other financial assets carry a significant exposure to credit risk.
Liquidity Risks
     Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Company’s treasury function allows flexibility in funding by maintaining committed credit lines.
     We monitor rolling forecasts of our liquidity reserves (comprises undrawn borrowing facilities and cash and cash equivalents on the basis of expected cash flows). See Note 3 to our audited consolidated financial statements included elsewhere in this annual report, analyzing the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the date of the balance sheet to the contractual maturity date. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.
     Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2008, at present and in our normal course of business, we are not subject to any other market-related risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Our Chairman of the Board, General Manager and Chief Accountant, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager and Chief Accountant have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008. The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to the Company’s management including the Chairman of the Board, General Manager and Chief Accountant, as appropriate, to allow timely decision regarding required disclosures.
Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     For the year ended December 31, 2008, under the supervision, and with the participation, of our Chairman of the Board, General Manager, and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2008.
     The effectiveness of our Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Dr. Wilton Chau Chi Wai is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Chau and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual.
ITEM 16B. CODE OF ETHICS
     We have adopted a code of ethics that applies to our General Manager, Chief Accountant, and other senior officers, or the Code of Ethics for Senior Management, on April 20, 2004. On April 23, 2008, we amended the Code of Ethics for Senior Management pursuant to Section 404 of the Sarbanes-Oxley Act. On April 29, 2009, we further amended the Code of Ethics for Senior Management in order to further strengthen our corporate governance, regulate the acts of our executive officers and ensure the better performance of duties by our executive officers. According to the amended Code of Ethics for Senior Management, each of our senior officers is required to sign a certificate for the compliance with the Code of Ethics for Senior Management at his/her initial or subsequent election or engagement, and to submit an annual certificate with respect to his/her compliance with the Code of Ethics for Senior Management. A copy of this amended Code of Ethics for Senior Management is filed as Exhibit 11.1 hereto.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our auditor for 2009 have been approved at the annual general meeting of Guangshen Railway held on June 25, 2009.

     PwC was our auditor for 2008, 2007 and 2006.
     The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2007 and 2008.

	2007	2008
	(RMB millions)
Audit Fees	8.0	9.6
Audit-related Fees	—
Tax Fees	—
All Other Fees	—

Total	8.0	9.6

Notes:

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.

2.	As of December 31, 2008, there did not exist any amount that became payable but remained outstanding.
     All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     During the year ended December 31, 2008, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.
ITEM 16F. CHANGE IN OUR CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     Under the NYSE’s corporate governance listing standards, we are required to disclose any significant ways in which our governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. There are no significant differences in our corporate governance practices compared to those followed by a U.S. domestic company under the NYSE listing standards, except for the following:
•	we do not have the majority of our board of directors comprised of independent directors as defined under Section 303A.02 of the NYSE Manual;

•	we do not have a nominating committee or a corporate governance committee similar to that required for U.S. domestic companies;

•	instead of having formal corporate governance guidelines similar to those required for U.S. domestic companies, we have, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Working Ordinance for the supervisory committee, the Working Ordinance for the General Manager, the Capital Management Measures, the Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (i) director qualification standards and responsibilities; (ii) key board committee responsibilities; (iii) director access to management and, as necessary and appropriate, independent advisors; (iv) director compensation; (v) management succession and (vi) director orientation and continuing education;

•	as a company listed on the HKSE, we are required to comply with applicable corporate governance and other related requirements of the HKSE Listing Rules, including the Corporate Governance Code, unless an exemption is available; and

•	we have not adopted a set of formal code of business conduct and ethics for our directors, officers and employees similar to that required for U.S. domestic companies. We have implemented code of business conduct and ethics for senior management, including our General Manager, Deputy General Manager, Chief Accountant and Company Secretary. In addition, our directors are required to comply with the Model Code for Securities Transactions by Directors of Listed Companies set out in the HKSE Listing Rules, which sets out standards with which directors are required to comply with respect to transactions involving our securities.

PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.
ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 to F-62 following ITEM 19.
ITEM 19. EXHIBITS
     (a) See pages F-1 to F-62 following this item.
     (b) Index of Exhibits
     Documents filed as exhibits to this annual report:

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association

2.1	Form of Amendment No.1 to Deposit Agreement*

2.2	Form of American Depositary Receipt*

4.1	Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company**

4.2	Master comprehensive services agreements dated November 5, 2007 between Guangshen Railway Company Limited and each of GRGC, GEDC and Yangcheng Railway Company***

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2008

11.1	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Registrant’s Form F-6EF filed with the SEC on April 24, 2009

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005

***	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2008

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED
Date: June 25, 2009	By:	/s/ He Yuhua
He Yuhua
Chairman of the Board of Directors

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Guangshen Railway Company Limited
In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements and the consolidated statements of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report On Internal Control over Financial Reporting in Item 15 appearing on pages 107 and 108 of the 2008 Annual Report. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Hong Kong
June 25, 2009

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007
(Amounts in thousands)

		December 31,
	Note	2007	2008	2008
		RMB	RMB	US$*

ASSETS
Non-current assets
Fixed assets	6	19,995,286	23,903,846	3,504,963
Construction-in-progress	7	1,422,635	504,775	74,014
Prepayment for fixed assets and construction-in-progress		891,592	151,972	22,283
Leasehold land payments	8	607,971	592,368	86,857
Goodwill	9,36	281,255	281,255	41,240
Interests in associates	11	124,350	120,705	17,699
Deferred tax assets	12	338,921	331,738	48,642
Deferred employee costs	13	141,391	99,614	14,606
Available-for-sale investments	15	46,608	48,326	7,086
Long-term receivable	16	48,547	48,136	7,058

		23,898,556	26,082,735	3,824,448

Current assets
Materials and supplies	17	153,674	201,923	29,607
Trade receivables, net	18	59,749	53,426	7,834
Due from related parties	35(d)	83,925	226,916	33,272
Prepayments and other receivables, net	19	141,674	88,574	12,987
Short term deposits		—	7,300	1,070
Cash and cash equivalents	32(c)	2,352,351	1,560,952	228,879

		2,791,373	2,139,091	313,649

Total assets		26,689,929	28,221,826	4,138,097

Equity
Common stock, par value RMB1.00 per share, 7,083,537 shares authorised and outstanding	20	7,083,537	7,083,537	1,038,642
Reserves	21	14,042,224	14,699,670	2,155,377

		21,125,761	21,783,207	3,194,019
Minority interests		55,709	55,948	8,203

Total equity		21,181,470	21,839,155	3,202,222

Liabilities
Non-current liabilities
Borrowings	22	2,850,000	3,390,000	497,067
Employee benefits obligations	23	300,701	237,422	34,813

		3,150,701	3,627,422	531,880

Current liabilities
Trade payables	24	291,423	416,227	61,030
Payables for fixed assets and construction-in-progress		337,213	764,609	112,113
Due to related parties	35(d)	1,022,125	362,533	53,157
Dividends payable		46	47	7
Income tax payable		89,996	48,977	7,181
Accruals and other payables	25	616,955	652,856	95,727
Borrowings	22	—	510,000	74,780

		2,357,758	2,755,249	403,995

Total liabilities		5,508,459	6,382,671	935,875

Total equity and liabilities		26,689,929	28,221,826	4,138,097

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at the Noon Buying Rate on December 31, 2008 of US$1.00=RMB6.82 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands, except per share and per ADS data)

		Years ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$*

Revenue from railroad businesses
Passenger		2,608,838	5,833,538	6,759,229	991,089
Freight		565,557	1,326,450	1,324,701	194,238
Railway network usage and services		291,489	2,659,529	2,738,425	401,529

		3,465,884	9,819,517	10,822,355	1,586,856
Revenue from other businesses		128,590	688,987	866,300	127,023

Total revenue		3,594,474	10,508,504	11,688,655	1,713,879

Operating expenses
Railroad businesses
Business tax		(98,567)	(221,820)	(253,001)	(37,097)
Labour and benefits	26	(718,035)	(1,928,171)	(2,125,376)	(311,639)
Equipment leases and services		(633,036)	(2,595,181)	(2,653,188)	(389,030)
Land use right leases	34(b)	—	(50,000)	(50,000)	(7,331)
Materials and supplies		(268,259)	(1,240,801)	(1,345,651)	(197,310)
Repairs and facilities maintenance costs, excluding materials and supplies		(212,435)	(460,133)	(670,209)	(98,271)
Depreciation of fixed assets		(317,358)	(1,006,728)	(1,145,624)	(167,980)
Amortization of leasehold land payments		(16,776)	(15,002)	(15,001)	(2,200)
Social services charges		(74,520)	(396,789)	(400,546)	(58,731)
Utility and office expenses		(102,949)	(109,792)	(121,436)	(17,806)
Others		(85,972)	(309,876)	(382,246)	(56,048)

		(2,527,907)	(8,334,293)	(9,162,278)	(1,343,443)

Other businesses
Business tax		(4,885)	(17,611)	(20,846)	(3,057)
Labour and benefits	26	(65,710)	(171,921)	(312,333)	(45,797)
Materials and supplies		(83,072)	(161,719)	(387,651)	(56,840)
Depreciation of fixed assets		(2,529)	(10,372)	(26,418)	(3,874)
Amortization of leasehold land payments		—	(1,019)	(602)	(88)
Utility and office expenses		(9,815)	(96,177)	(81,227)	(11,910)

		(166,011)	(458,819)	(829,077)	(121,566)

Total operating expenses		(2,693,918)	(8,793,112)	(9,991,355)	(1,465,009)
Other income, net	27	64,648	49,816	17,703	2,596

Profit from operations		965,204	1,765,208	1,715,003	251,466
Finance costs	28	(15,970)	(98,487)	(213,469)	(31,300)
Share of results of associates	11	(28,306)	1,830	128	19

Profit before income tax		920,928	1,668,551	1,501,662	220,185
Income tax expense	29	(149,155)	(232,349)	(277,294)	(40,659)

Profit for the year		771,773	1,436,202	1,224,368	179,526

Attributable to:
Equity holders of the Company		771,513	1,431,415	1,224,129	179,491
Minority interests		260	4,787	239	35

		771,773	1,436,202	1,224,368	179,526

Dividends	31	566,683	566,683	566,683	83,091

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	30	RMB0.17	RMB0.20	RMB0.17	US$0.02

Earnings per equivalent ADS
- Basic and diluted		RMB8.73	RMB10.10	RMB8.64	US$1.27

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at the Noon Buying Rate on December 31, 2008 of US$1.00=RMB6.82 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands)

		Year ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$*

Cash flows from operating activities:
Cash generated from operations	32(a)	1,230,958	2,430,689	2,173,685	318,722
Interest paid		(1,745)	(173,515)	(221,488)	(32,476)
Income tax paid		(117,209)	(299,529)	(311,128)	(45,620)

Net cash generated from operating activities		1,112,004	1,957,645	1,641,069	240,626

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets, net of related payables		(3,202,670)	(1,107,320)	(2,947,804)	(432,230)
Deposits for business combination	36	(5,265,250)	—	—	—
Payment for business combination, net of cash acquired	36	—	(4,781,633)	—	—
Proceeds from sales of fixed assets	32(b)	42,596	83,701	11,358	1,665
Interest received		36,633	57,183	24,321	3,566
Net cash balance acquired in an acquisition of a subsidiary		1,905	—	—	—
Decrease in interests in associates, net		(42,937)	—	—	—
Decrease/(increase) in short-term deposits with maturities more than three months		596,392	169,739	(7,300)	(1,070)
Dividends received		—	—	4,475	656
Disposal of subsidiaries, net of cash received		—	(7,084)	(835)	(122)

Net cash used in investing activities		(7,833,331)	(5,585,414)	(2,915,785)	(427,535)

Cash flows from financing activities:
Proceeds from issuance of share capital		10,332,432	—	—	—
Share issuance costs		(210,747)	—	—	—
Proceeds from borrowings		1,860,000	695,000	1,050,000	153,959
Dividends paid to the Company’s shareholders		(520,655)	(566,711)	(566,683)	(83,091)

Net cash generated from financing activities		11,461,030	128,289	483,317	70,868

Net increase / (decrease) in cash and cash equivalents		4,739,703	(3,499,480)	(791,399)	(116,041)

Cash and cash equivalents, at beginning of year		1,112,128	5,851,831	2,352,351	344,920

Cash and cash equivalents, at end of year	32(c)	5,851,831	2,352,351	1,560,952	228,879

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at the Noon Buying Rate on December 31, 2008 of US$1.00=RMB6.82 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(Amounts in thousands)

	Attributable to equity holders
					Shares	Statutory		Statutory	Discretionary
					issuance	surplus		public	surplus		Retained		Minority		Total
	Share capital		Share premium		costs	reserve		welfare fund	reserve		earnings		interest		equity
	RMB		RMB		RMB	RMB		RMB	RMB		RMB		RMB		RMB
	(Note 20)					(Note 21)			(Note 21)

Balance at January 1, 2006		4,335,550		2,855,778	(27,007)		662,542	534,536		345,993		1,088,684		48,757		9,844,833
Class A share issuance		2,747,987		7,584,445	—		—	—		—		—		—		10,332,432
Share issuance costs		—		—	(210,747)		—	—		—		—		—		(210,747)
Total recognised income and expense		—		—	—		—	—		—		771,513		260		771,773

Profit for the year		—		—	—		—	—		—		771,513		260		771,773

Acquisitions of a subsidiary		—		—	—		—	—		—		—		4,229		4,229
Disposal of a subsidiary		—		—	—		—	—		—		—		(2,324)		(2,324)
Appropriation from retained earnings		—		—	—		71,605	—		41		(71,646)		—		—
Share issuance cost offset against share premium		—		(237,754)	237,754		—	—		—		—		—		—
Transfers		—		—	—		534,536	(534,536)		—		—		—		—
Dividends relating to 2005		—		—	—		—	—		—		(520,266)		—		(520,266)

Balance at December 31, 2006		7,083,537		10,202,469	—		1,268,683	—		346,034		1,268,285		50,922		20,219,930

Balance at January 1, 2007		7,083,537		10,202,469	—		1,268,683	—		346,034		1,268,285		50,922		20,219,930
Total recognised income and expense		—		92,021	—		—	—		—		1,431,415		4,787		1,528,223

Adjustment to deferred tax arising from group reorganisation brought forward due to change of income tax rate (Note 12)		—		92,021	—		—	—		—		—		—		92,021
Profit for the year		—		—			—			—		1,431,415		4,787		1,436,202

Appropriations from retained earnings (Note 21)		—		—	—		139,778	—		—		(139,778)		—		—
Reversal of appropriation		—		—	—		(2,766)	—		—		2,766		—		—
Dividends relating to 2006		—		—	—		—	—		—		(566,683)				(566,683)

Balance at December 31, 2007		7,083,537		10,294,490	—		1,405,695	—		346,034		1,996,005		55,709		21,181,470

Balance at January 1, 2008		7,083,537		10,294,490	—		1,405,695	—		346,034		1,996,005		55,709		21,181,470
Total recognised income and expense		—		—	—		—	—		—		1,224,129		239		1,224,368

Profit for the year		—		—	—		—	—		—		1,224,129		239		1,224,368

Appropriations from retained earnings(Note 21)		—		—	—		121,444	—		—		(121,444)		—		—
Dividends relating to 2007		—		—	—		—	—		—		(566,683)		—		(566,683)
Reversal of appropriations (Note 21)		—		—	—		(33,969)	—		(41,975)		75,944		—		—

Balance at December 31, 2008		7,083,537		10,294,490	—		1,493,170	—		304,059		2,607,951		55,948		21,839,155

Balance at December 31, 2008 (*)	US$	1,038,642	US$	1,509,456	—	US$	218,940	—	US$	44,583	US$	382,398	US$	8,203	US$	3,202,222

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at the Noon Buying Rate on December 31, 2008 of US$1.00=RMB6.82 as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2008.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
1	GENERAL INFORMATION
Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on March 6, 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC. On January 1, 2007, control of Yangcheng Railway Business was transferred to the Company at a cash consideration of RMB10,169,925,000. See more details in Note 36.

The principal activities of the Group are the provision of passenger and cargo transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China.

As of December 31, 2008, the Company had in total approximately 33,779 employees, representing an increase of 779 as compared to that of December 31, 2007.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
1	GENERAL INFORMATION (CONTINUED)
The financial statements were authorized for issue by the board of directors of the Company on June 25, 2009.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.
2	PRINCIPAL ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1	Basis of presentation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

The Group reported net current liabilities of approximately RMB616,158,000 as of 31 December 2008. It is mainly due to the fact that certain capital expenditures were financed by self generated operating cash flow and short-term bank borrowings.

Notwithstanding the foregoing, the directors have adopted the going concern basis in the preparation of the consolidated financial statements based on the following:
•	The Group has always been able to maintain a stable operating cash inflow derived from its profitable operations. The directors expect that the Group will continue to generate sufficient cash flows from its future operating activities; and

•	As of December 31,2008, the Group had unutilised borrowing facilities of approximately RMB900,000,000 (Note 22). In addition, certain banks have indicated to the Group their intention to offer borrowing facilities in an aggregate amount of approximately RMB1,700,000,000 in 2009. In addition, the Group would also identify alternative sources of financing such as issuing bonds of medium maturity terms (Note 37).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.1	Basis of preparation (continued)
•	As of December 31, 2008, the total capital commitments, authorised but not contracted for and contracted but not provided for, were approximately RMB2,530,325,000 and RMB390,691,000 respectively (Note 34). The directors of the Company are able to, and will also undertake necessary monitoring procedures, to control the magnitude and timing of the expected cash outlays associated with these commitments with reference made to the operating cash inflow and bank financing arranged by the Group.
In light of the above, the directors consider that the Group will have sufficient financial resources to settle its liabilities and fund its obligations and it is appropriate to prepare the financial statements of the Group on a going concern basis.
(a)	New accounting pronouncements and amendments effective in 2008
•	The IAS 39, ‘Financial instruments: Recognition and measurement’, amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to IFRS 7, ‘Financial instruments: Disclosures’, introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective prospectively from July 1, 2008. This amendment does not have any impact on the Group’s financial statements, as the Group was not required to reclassify any financial assets accordingly.
(b)	Accounting interpretations effective in 2008 but not relevant to the Group’s operations

The following interpretations to published standards are mandatory for accounting periods beginning on or after January 1, 2008 but are not relevant to the Group’s operations:
•	IFRIC — Int 11, ‘IFRS 2 — Group and treasury share transactions’;

•	IFRIC — Int 12, ‘Service Concession arrangements’ — As the Company does not have the obligation to provide its railway services to the public on behalf of the government; and there is no legal restriction on the transfer of the Company’s railway operating assets to any third party, the directors of the Company have concluded that the scope of operations of the Company is not within the scope of IFRIC 12; and

•	IFRIC — Int 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.1	Basis of preparation (continued)
(c)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

The following standards, amendments and interpretations to existing standards, have been published that are mandatory for the Group’s accounting periods beginning on or after January 1, 2009 or later periods and have not been early adopted by the Group:
•	IFRS 3 (Revised), ‘Business Combination’ (effective from July 1, 2009). Management does not expect that the application will result in a material impact on the Group’s accounts.

•	IFRS 7 (Amendment),’Financial Instruments: Disclosure’,(effective from January 1, 2009). Management does not expect that the application will result in a material impact on the Group’s accounts.

•	IFRS 8, ‘Operating segments ‘ (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The expected impact of this new standard is still being assessed in details by management, but management does not anticipate that the application will result in any material impact on the Group’s financial statements.

•	IAS 1 (Revised), ‘Presentation of Financial Statements’ (effective from January 1, 2009). The Group is currently evaluating the possible impact arising from the IAS 1(Revised).

•	IAS 23 (Amendment), ‘Borrowing costs’ (effective from January 1, 2009). The existing accounting policy of the Group is the same as the requirements of the revised IAS 23.

•	IAS 27 (Revised), ‘Consolidated and Separate Financial Statements’ (effective from July 1, 2009). Management does not expect the adoption of this new requirement will have a material impact on the Group’s accounts.

•	IASB’s Annual Improvements Project published in May 2008 and April 2009. IASB published its annual improvement project, which made some amendments to IFRSs to clarify some accounting treatments/disclosure requirements under new/revised IFRSs and eliminate inconsistency. Management does not expect these amendments will have a material impact on the Group’s financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.1	Basis of preparation (continued)
(d)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and not relevant to the Group’s operations:

The following standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after July 1, 2008 or later periods but are not relevant to the Group’s operations:
•	IFRS 1 (Amendment), ‘First time adoption of IFRS’ and IAS 27 ‘Consolidated and separate financial statements’ (effective from January 1, 2009).

•	IFRS 2 Amendment, ‘Share-based Payment Vesting Conditions and Cancellations’ (effective from January 1, 2009).

•	IAS 32 (Amendment), ‘Financial instruments: Presentation’, and IAS 1 (Amendment), ‘Presentation of financial statements’ — ‘Puttable financial instruments and obligations arising on liquidation’ (effective from January 1, 2009).

•	IAS 39 (Amendment),’Financial Instruments: Recognition and Measurement’ (effective from June 30, 2009).

•	IFRIC — Int 13, ‘Customer loyalty programmes’ (effective from July 1, 2008).

•	IFRIC — Int 15, ‘Agreements for construction of real estates’ (effective from January 1, 2009).

•	IFRIC — Int 16, ‘Hedges of a net investment in a foreign operation’ (effective from October 1, 2008).

•	IFRIC — Int 17 — ‘Distributions of non-cash assets to owners’ (effective from July 1, 2009).

•	IFRIC — Int 18, ‘Transfers of Assets from Customers’ (effective for transfers on or after July 1, 2009).

•	IFRIC — Int 9,’Reassessment of Embedded Derivative’(effective from June 30, 2009)
2.2	Consolidation
(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company’s subsidiaries are set out in Note 10.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.2	Consolidation (continued)
(a)	Subsidiaries (continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(b)	Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary
(c)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss (Note 2.9). Details of the Group’s associates are set out in Note 11.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.2	Consolidation (continued)
(c)	Associates (continued)

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognised in the consolidated income statement.
2.3	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

All of the Group’s business operations are conducted within the PRC. Accordingly, no geographical segment is presented.
2.4	Foreign currency transactions
(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“Rmb”), which is the Group’s functional and presentation currency.
(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.5	Fixed assets
Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the assets and other costs incurred to bring the assets into intended use.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Leasehold improvements	Shorter of useful life or lease terms
Track, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

Note a:	The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.7 and 34(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the substantial shareholder (details contained in Note 34(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.
The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within other gain or loss, included in the consolidated income statement.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.6	Construction-in-progress

Construction-in-progress represents buildings, tracks, bridges and service roads, mainly includes the construction related costs for the associated facilities of the fourth railway line of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.
2.7	Leasehold land payments

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain parcels of land for its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.
2.8	Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/business at the date of acquisition. Goodwill on acquisitions of subsidiaries is disclosed separately on the Balance Sheet. Goodwill is tested for impairment annually or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.
2.9	Impairment of investment in subsidiaries, associates and non-financial assets
Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
2.10	Financial assets
2.10.1	Classification
The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets in other categories during 2008 and 2007.
(a)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group’s loan and receivables comprise “receivables” and “cash and cash equivalents” in the balance sheet (Notes 2.13 and 2.14).
(b)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.
2.10.2	Recognition and measurement
Regular purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs, except for all financial assets carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as ‘gains and losses from investment securities’.

Dividends on available-for-sale equity instruments are recognised in the consolidated income statement as part of other income when the Group’s right to receive payments is established.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10	Financial assets (continued)

2.10.2	Recognition and measurement (continued)

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. In case of unlisted equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably determined via valuation techniques, they are measured at cost, subject to impairment review.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the consolidated income statement. Impairment testing of receivables is described in Note 2.13.

2.11	Deferred employee costs

The Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the “Benefits”), which represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group at least over 15 years, which was determined according to the contractual service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred employee costs and the balance is then amortised over the contractual service period of the employees participating in the Scheme.

At each balance sheet date, the Group reassesses whether there is any indication of impairment, taking into account the remaining service period of the employees and other qualitative factors. If such indication exists, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred employee costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.13	Receivables

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor; probability that a debtor may enter into bankruptcy or financial reorganisation; and default or delinquency in payments are considered indicators that a receivable is impaired. The amount of the impairment provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement within ‘operating expenses’. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses’ in the consolidated income statement.

2.14	Cash and cash equivalents

Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.

2.15	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.16	Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. They are subsequently stated at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated income statement, except to the extent that it relates to items recognised directly in equity. In this case, the tax is also recognised in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from goodwill or from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

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
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19	Employee benefits

(a)	Defined contribution plan

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and housing, etc. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

(b)	Termination benefits

Termination benefits are payable when selected employees who meet certain criteria accept voluntary redundancy in exchange for these benefits, with specific approval granted by management of the Group. The Group recognises retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

2.20	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sales have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement.

(a)	Revenue from railway business

Revenue from railway business includes revenue from passenger and freight services and revenue from railway network usage and services. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.

(b)	Revenue from other businesses

Revenue from other business is recognised once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.

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

(d)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(e)	Rental income

Revenue from operating lease arrangements is recognized on a straight-line basis over the period of the respective leases.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

2.23	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease. Please refer to 2.21(e) for operating lease income.

2.24	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

3	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factor

The Group’s activities expose it to a variety of financial risks: price risk, foreign currency risk, cash flow and fair value interest rate risk, credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a)	Price risk

The Group is exposed to price risk because of investments held by the Group and classified as available-for-sale on the consolidated balance sheet.

To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Foreign currency risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of the Company and its subsidiaries. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, RMB has experienced significant fluctuations as compared to other currencies. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.

The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

		As of December 31,
	Currency	2007	2008
Monetary assets and liabilities	denomination	(RMB’000)	(RMB’000)

Cash and cash equivalents	USD	3,505	3,176
Cash and cash equivalents	HKD	9,310	30,452
Other receivables	HKD	562	529
Trade payables	USD	(1,005)	(940)
The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with the deposits and other monetary assets and liabilities shown above. The Group has not used any means to hedge the exposure.

As at December 31, 2008, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, post-tax profit for the year would have been RMB1,270,000 (2007: RMB412,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.10% (2007: 0.72%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bank borrowings. All the Group’s bank borrowings were at floating rates (Note 22). Bank borrowings at floating rates expose the Group to cash flow interest rate risk.

As of December 31, 2008, if interest rates on bank borrowings had been 10 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been approximately RMB2,574,800 (2007: RMB2,292,000) lower/higher, mainly as a result of higher or lower interest expense.

(d)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, long-term receivable, and amounts due from related parties.

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions/authority. The majority of the Group’s trade receivable balances and long term receivable balance are due from third party customers as a result of rendering of services or sales of merchandises. The Group’s other receivable balances mainly arise from services rendered other than the main railway transportation operations. The Group performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors’ account on the outstanding balances. Based on the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management’s expectation. In view of the history of business dealings made with the customers and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group’s outstanding receivable balances.

There were no other financial assets carrying a significant exposure to credit risk.

With the consideration of the above and due to the fact that the majority of the Group’s revenue is derived from the railroad businesses which are cash transactions, the directors of the Company believe that there is no significant credit risk inherent in the Group’s business during the reporting period.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(e)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Management monitors rolling forecasts of the Group’s liquidity reserves (comprising undrawn borrowing facilities and cash and cash equivalents) on the basis of expected cash flows.

As disclosed in Note 2.1, the Group reported net current liabilities of approximately RMB616,158,000 as of December 31, 2008. In addition, the Group had total capital commitments, authorised but not contracted for and contracted but not provided for, of approximately RMB2,530,325,000 and RMB390,691,000, respectively, as of the same date. The directors of the Company have undertaken the following actions and procedures to mitigate the liquidity risks of the Group, including:
(a)	Maintain and generate stable operating cash inflow from its profitable operations;

(b)	Undertake close monitoring process to control the magnitude and timing of the expected cash outlays associated with the construction of railway lines, the improvement of the existing operation equipments and the purchase of new locomotives; and

(c)	Obtain new bank facilities and identify sources of medium term financing in order to finance the expected cash outlays associated with the expected capital expenditures.
The directors are of the view that these measures would be adequate to contain the liquidity risk at an acceptable level.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(e)	Liquidity risk (continued)

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years
	RMB’000	RMB’000	RMB’000
At December 31, 2007
Borrowings (including interests payable)	199,704	201,288	3,221,740
Trade and other payables (Notes 24 and 25)	866,104	—	—
Payables for fixed assets and construction-in-progress	337,213	—	—
Due to related parties (Note 35(d))	1,022,125	—	—

At December 31, 2008
Borrowings (including interests payable)	737,185	188,704	3,559,551
Trade and other payables (Notes 24 and 25)	1,011,182	—	—
Payables for fixed assets and construction-in-progress	764,609	—	—
Due to related parties (Note 35(d))	362,533	—	—

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders; as well as to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’, as shown in the consolidated balance sheet plus net debt.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2	Capital risk management (continued)

The gearing ratios as at December 31, 2008 and 2007 were as follows:

	2007	2008
	RMB’000	RMB’000

Total Borrowing (Note 22)	2,850,000	3,900,000
Less: Cash and cash equivalents (Note 32(c))	(2,352,351)	(1,560,952)

Net Debt	497,649	2,339,048
Total Equity	21,181,470	21,839,155

Total capital	21,679,119	24,178,203

Gearing ratio	2%	10%

The increase in the gearing ratio during 2008 was primarily resulted from the increase in borrowings of RMB1,050,000,000 (Note 22) for the financing of the construction of a portion of the fourth rail-line and the purchase of locomotive. The directors of the Company, having considered the gearing ratio, are of the view that current capital structure is within their expectation.

3.3	Fair value estimation

The carrying amounts of the Group’s cash and cash equivalents, short-term deposits, trade and other receivables, amounts due from related parties, and financial liabilities including trade and other payables, payables for fixed assets and construction-in-progress, and amounts due to related parties, approximate their fair values due to their short maturities.

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

(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the historical usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.5 and 34(b)), and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

The current estimated useful lives are stated in Note 2.5. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation of fixed assets for the year ended 31 December 2008 would have been decreased/increased by approximately RMB15,901,000 and RMB19,435,000, respectively (2007: RMB12,653,000 and RMB15,464,000, respectively).

(b)	Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 9).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

4.1	Critical accounting estimates and assumptions (Continued)

(c)	Estimated impairment of non-financial assets (other than goodwill)

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

For the impairment assessment made on the recoverable amount of the carrying value of the investment in an associate, Guangzhou Tiecheng Enterprise Company, please refer to details of the estimate made described in Note 11.

(d)	Income taxes

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

5	SEGMENT INFORMATION

(a)	Primary reporting format — business segments

The Group conducts the majority of its business activities in railway transportation (“Railroad Businesses”) and other related business operations (“Other Business”). These segments are so determined primarily due to the fact that senior management make key operating decisions and assess performance of the segments separately. The Group evaluates performance based on profit from operations.

Segment assets exclude deferred tax assets. Segment liabilities exclude borrowings and income tax payable. Capital expenditure comprises addition from acquisition of a business, additions to fixed assets (Note 6), construction-in-progress (Note 7) and prepayments for fixed assets and construction-in-progress.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
5	SEGMENT INFORMATION (CONTINUED)

(a)	Primary reporting format — business segments (continued)

An analysis by business segment is as follows:

	Railroad businesses			Other businesses			Unallocated			Elimination			Total
	2006	2007	2008	2006	2007	2008	2006	2007	2008	2006	2007	2008	2006	2007	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues
- External	3,465,884	9,819,517	10,822,355	128,590	688,987	866,300	—	—	—	—	—	—	3,594,474	10,508,504	11,688,655
- Inter-segment	—	—	—	29,661	—	—	—	—	—	(29,661)	—	—	—	—	—

	3,465,884	9,819,517	10,822,355	158,251	688,987	866,300	—	—	—	(29,661)	—	—	3,594,474	10,508,504	11,688,655

Other income/(loss),net	61,991	52,829	14,924	2,657	(3,013)	2,779	—	—	—	—	—	—	64,648	49,816	17,703
Segment result	999,968	1,538,053	1,675,002	(34,764)	227,155	40,001	—	—	—	—	—	—	965,204	1,765,208	1,715,003

Finance costs	—	—	—	—	—	—	(15,970)	(98,487)	(213,469)	—	—	—	(15,970)	(98,487)	(213,469)
Share of results of associates	—	—	—	(28,306)	1,830	128	—	—	—	—	—	—	(28,306)	1,830	128
Income tax expense	—	—	—	—	—	—	(149,155)	(232,349)	(277,294)	—	—	—	(149,155)	(232,349)	(277,294)

Profit for the year	999,968	1,538,053	1,675,002	(63,070)	228,985	40,129	(165,125)	(330,836)	(490,763)	—	—	—	771,773	1,436,202	1,224,368

Non-cash expenses
- Depreciation	317,358	1,006,728	1,145,624	2,529	10,372	26,418	—	—	—	—	—	—	319,887	1,017,100	1,172,042
- Amortization of leasehold land payments	16,776	15,002	15,001	—	1,019	602	—	—	—	—	—	—	16,776	16,021	15,603
- Amortization of deferred employee costs	15,091	24,339	32,005	—	—	—	—	—	—	—	—	—	15,091	24,339	32,005
- Recognition of employee benefits obligations	22,420	65,256	85,988	—	—	—	—	—	—	—	—	—	22,420	65,256	85,988
- Impairment for fixed assets	—	6,359	—	—	—	—	—	—	—	—	—	—	—	6,359	—
- (Reversal of provision)/provision for doubtful accounts	(4,331)	(8,260)	2,766	16	—	—	—	—	—	—	—	—	(4,315)	(8,260)	2,766

	Railroad businesses		Other businesses		Unallocated		Elimination		Total
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Other information
Segment assets	26,085,326	27,346,436	141,332	422,947	—	—	—	—	26,226,658	27,769,383
Investment in associates	—	—	124,350	120,705	—	—	—	—	124,350	120,705
Deferred tax assets	—	—	—	—	338,921	331,738	—	—	338,921	331,738

Total assets	26,085,326	27,346,436	265,682	543,652	338,921	331,738	—	—	26,689,929	28,221,826

Segment liabilities	2,491,957	2,315,201	76,506	118,493	—	—		—	2,568,463	2,433,694
Income tax payable	—	—	—	—	89,996	48,977	—	—	89,996	48,977
Borrowings	—	—	—	—	2,850,000	3,900,000	—	—	2,850,000	3,900,000

Total liabilities	2,491,957	2,315,201	76,506	118,493	2,939,996	3,948,977	—	—	5,508,459	6,382,671

Capital expenditures
Acquisition of Yangcheng Railway Business (Note 36)	4,873,332	—	—	—	—	—	—	—	4,873,332	—
Other additions	931,117	3,464,429	16,846	16,129	—	—	—	—	947,963	3,480,558

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
5	SEGMENT INFORMATION (CONTINUED)

(b)	Secondary reporting format — geographical segments

For the year ended December 31, 2008, 2007 and 2006, all of the Group’s business operations are conducted within the PRC. Accordingly, no analysis of geographical segment information is presented.

6	FIXED ASSETS

			Tracks,	Locomotives	Communications
		Leasehold	bridges and	and rolling	and signalling	Other machinery
	Buildings	improvements	service roads	stock	systems	and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2007
Cost	2,245,311	38,500	3,644,108	1,392,654	349,980	1,751,185	9,421,738
Accumulated depreciation	(353,245)	(38,500)	(930,193)	(447,583)	(256,764)	(642,338)	(2,668,623)
Impairment	—	—	—	(14,284)	—	(354)	(14,638)

Net book amount	1,892,066	—	2,713,915	930,787	93,216	1,108,493	6,738,477

Year ended December 31, 2007
Opening net book amount	1,892,066	—	2,713,915	930,787	93,216	1,108,493	6,738,477
Acquisition of Yangcheng Railway Business (Note 36)	1,131,855	—	5,540,127	2,456,408	430,728	1,268,626	10,827,744
Additions	741	—	—	23,964	1,815	27,961	54,481
Transfer from construction-in-progress (Note 7)	41,638	—	2,705,401	7,778	401,257	355,205	3,511,279
Reclassifications	(1,885)	—	—	(936)	(121)	2,942	—
Disposals	(85,107)	—	—	(26,200)	(92)	(1,837)	(113,236)
Depreciation charges	(111,609)	—	(139,178)	(259,938)	(128,881)	(377,494)	(1,017,100)
Impairment charges	(6,359)	—	—	—	—	—	(6,359)

Closing net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286

At December 31, 2007
Cost	3,363,597	38,500	11,929,430	3,859,566	1,194,756	3,515,465	23,901,314
Accumulated depreciation	(495,898)	(38,500)	(1,109,165)	(727,703)	(396,834)	(1,131,215)	(3,899,315)
Impairment	(6,359)	—	—	—	—	(354)	(6,713)

Net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286

Year ended December 31, 2008
Opening net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286
Additions	2,425	—	—	2,626,286	38,241	103,836	2,770,968
Transfer from construction-in-progress (Note 7)	326,841	—	1,634,785	13,363	219,002	173,079	2,367,070
Government grants received	(8,675)	—	(5,550)	—	—	—	(14,225)
Reclassifications	(3,774)	—	1,002	(13)	(75,334)	78,119	—
Disposals	(3,867)	—	(36,258)	—	(1)	(2,774)	(42,900)
Depreciation charges	(116,008)	—	(174,916)	(369,163)	(166,678)	(345,588)	(1,172,353)

Closing net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846

At December 31, 2008
Cost	3,686,870	—	13,519,696	6,499,176	1,364,722	3,900,756	28,971,220
Accumulated depreciation	(622,229)	—	(1,280,368)	(1,096,840)	(551,390)	(1,509,991)	(5,060,818)
Impairment	(6,359)	—	—	—	—	(197)	(6,556)

Net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
6	FIXED ASSETS (CONTINUED)
As of December 31, 2008, the ownership certificates of certain buildings (“Building Ownership Certificates”) with an aggregate carrying value of approximately RMB2,000,621,000 (2007: RMB1,980,467,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.

As of December 31, 2008, the fixed assets with an aggregate net book value of approximately RMB26,894,352 (2007: RMB23,426,683) is fully depreciated but still in use.
7	CONSTRUCTION-IN-PROGRESS

	2007	2008
	RMB’000	RMB’000

At January 1	4,305,157	1,422,635
Acquisition of Yangcheng Railway Business (Note 36)	215,391	—
Additions	413,366	1,449,210
Transfer to fixed assets (Note 6)	(3,511,279)	(2,367,070)

At December 31	1,422,635	504,775

For the year ended December 31, 2008, approximately RMB13,721,000 (2007: RMB79,438,000) of interest expenses were capitalised in the construction-in-progress balance. A capitalisation rate of 6.55% (2007: 5.87%) per annum was used to determine the amount of borrowing costs eligible for capitalisation.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
8	LEASEHOLD LAND PAYMENTS

RMB’000
At January 1, 2007
Cost	792,654
Accumulated amortization	(167,026)

Net book amount	625,628

Year ended December 31, 2007
Opening net book amount	625,628
Amortization charges	(16,021)
Disposal	(1,636)

Closing net book amount	607,971

At December 31, 2007
Cost	791,018
Accumulated amortization	(183,047)

Net book amount	607,971

Year ended December 31, 2008
Opening net book amount	607,971
Amortization charges	(15,603)

Closing net book amount	592,368

At December 31, 2008
Cost	791,213
Accumulated amortization	(198,845)

Net book amount	592,368

As of December 31, 2008, land use right certificates (“Land Certificates”) of certain parcels of land with an aggregate area of 1,620,894 square meters (2007: 1,712,846 square meters), had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group.
9	GOODWILL

RMB’000
Year ended December 31, 2007
Opening net book amount	—
Acquisition of Yangcheng Railway Business (Note 36)	281,255

Closing net book amount	281,255

At December 31, 2007 and December 31, 2008
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
9	GOODWILL (CONTINUED)
As described in details in Note 36, the goodwill arose from the excess of purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of Yangcheng Railway Business.

Goodwill is allocated to the cash generating unit (“CGU”) comprising the Yangcheng Railway Business. A segment-level summary of the goodwill allocation is presented below:

	2007	2008
	RMB’000	RMB’000

Railroad business — Yangcheng Railway Business	281,255	281,255

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the industry in which the CGU operates.

The key assumptions used for value-in-use calculations are as follows:

	Railroad business
	2007	2008

Gross margin	25.80%	26.85%
Growth rate	1%	2.0%
Discount rate	13.84%	12.37%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The weighted average growth rate used is consistent with the external sources of information available to management. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

Even if the budgeted growth rate used in the value-in-use calculation for the CGU in the railroad business had been 10% lower than management’s estimates at December 31, 2008, the Group still would not be required to recognise any impairment losses against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in the railroad business had been 1% higher than management’s estimates at December 31, 2008, the Group would not be required to recognise any impairment recognised losses against goodwill.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates at 31 December 2007, the Group would have recognised an impairment of goodwill by RMB77,832,000.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates at 31 December 2007, the Group would have recognised an impairment against goodwill by RMB5,270,000.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
10	INVESTMENTS IN SUBSIDIARIES

(i)	As of December 31, 2008, the Company had direct or indirect interests in the following subsidiaries which are incorporated / established and are operating in the PRC:

	Date of	Percentage of equity
	incorporation/	interest attributable
Name of the entity	establishment	to the Company		Paid-in capital	Principal activities
		Directly	Indirectly

Dongguan Changsheng Enterprise Company	May 22, 1992	51%	—	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company(“Fu Yuan”)	November 1, 1991	97%	3%	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	September 11, 1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Railway Property Management Company Limited	November 13, 2001	—	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	August 16, 1995	100%	—	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	January 2, 1985	42%	58%	RMB2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Nantie Construction Supervision Company	May 8, 1995	100%	—	RMB2,000,000	Supervision of construction projects
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	March 7, 2002	—	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company	December 18, 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Dongqun Trade and Commerce Service Company	November 23, 1992	100%	—	RMB1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited (“Tielian”)	December 27, 1994	50.50%	—	RMB1,000,000	Warehousing and freight transport agency services
Guangzhou Dongqun Advertising Company Limited	March 6, 1996	—	100%	RMB500,000	Advertising service
Guangzhou Railway Huangpu Service Company	January 21, 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation
All the above subsidiaries are limited liability companies.
(ii)	Subsidiaries disposed
In 2008, the Group put Shenzhen Jing Ming Industrial & Commercial Company Limited into liquidation and recorded a disposal loss of approximately RMB188,000.

In 2007, the Group put Shenzhen Road Multi-modal Transportation Company Limited and Shenzhen Yuezheng Enterprise Company Limited into liquidation and recorded disposal losses of RMB166,000 and RMB897,000, respectively.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
11	INTERESTS IN ASSOCIATES

	2007	2008
	RMB’000	RMB’000

Share of net assets	154,039	150,394
Less: provision for impairment in value (Note a)	(29,689)	(29,689)

	124,350	120,705

Note a:	The impairment provision represents provision for full impairment losses in interest in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 made in prior years (“Zengcheng Lihua Provision”).
The movement of interests in associates during the year is as follows:

	2007	2008
	RMB’000	RMB’000

Beginning of the year	122,520	124,350
Dividends received and receivable from the associates	—	(2,055)
Share of results after tax	1,830	128
Others	—	(1,718)

End of the year	124,350	120,705

As of December 31, 2008, the Group had direct interests in the following companies which are incorporated / established and are operating in the PRC:

		Percentage of
		equity
	Date of	interest
	incorporation/	attributable to
Name of the entity	establishment	the Company	Pain-in capital	Principal activities

Shenzhen Guangshen Railway Civil Engineering Company	1 March 1984	49%	RMB55,000,000	Construction of railroad properties
Zengcheng Lihua	30 July 1992	27%	RMB100,000,000	Real estate construction, provision of warehousing, cargo uploading and unloading services
Tiecheng	2 May 1995	49%	RMB245,000,000	Properties leasing and trading of merchandise
All the above associates are limited liability companies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
11	INTERESTS IN ASSOCIATES (CONTINUED)
The share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

	Assets	Liabilities	Revenue	(Loss)/Profit	% interest
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	held
2007
Tiecheng (Note b)	198,149	110,399	4,486	(3,118)	49%
Other associates	178,419	141,819	109,783	4,948	27%~49%

	376,568	252,218	114,269	1,830

2008
Tiecheng (Note b)	190,783	105,051	11,158	(2,018)	49%
Other associates	172,808	137,835	128,466	2,146	27%~49%

	363,591	242,886	139,624	128

Note b:	As indicated above, the carrying amount of the interest in Tiecheng as of December 31, 2008 was approximately RMB85,732,000 (2007: RMB87,750,000).
In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company (“Guangzhou Guantian”), in Guangzhou of the PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited (“Guangzhou Guanhua”) and Guangzhou Guanyi Real Estate Company Limited (“Guangzhou Guanyi”), undertook to act as joint guarantors (collectively the “Guarantors”) for certain payable balances (the “Payables”) due from Guangdong Guancheng Real Estate Company Limited (“Guangdong Guancheng”) to a third party creditor (the “Creditor”).

Due to the fact that Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the “Damages”) according to the court verdicts (the “Verdicts”). Guangzhou Guantian made an appeal to overturn the Verdicts. In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Group investment in Tiecheng would have been impaired.

A final judgement on the appeal which was in favour of Guangzhou Guantian, was obtained from the Supreme People’s Court of the PRC in March 2009. Accordingly, Guangzhou Guantian was not held liable to settle the Damages.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
12	DEFERRED TAX ASSETS/LIABILITIES
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxed levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The offset amounts are as follows:

	2007	2008
	RMB’000	RMB’000
Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	343,389	337,893
- Deferred tax assets to be recovered within 12 months	18,867	18,848

	362,256	356,741

Deferred tax liabilities:
- Deferred tax liabilities to crystallise after more than 12 months	(23,155)	(24,802)
- Deferred tax liabilities to crystallise within 12 months	(180)	(201)

	(23,335)	(25,003)

Deferred tax assets (net)	338,921	331,738

As of December 31, 2008, the Group offset deferred tax liabilities against deferred tax assets under the same tax jurisdiction, as allowed under IAS 12. The 2007 comparative figures had also been adjusted to conform to the current year presentation.

The gross movement on the deferred income tax account is as follows:

	2007	2008
	RMB’000	RMB’000

At January 1	181,041	338,921
Acquisition of Yangcheng Railway Business (Note 36)	42,459	—
Consolidated income statement charge (Note 29)	23,400	(7,183)
Revision to deferred tax arising from change of tax rate charged directly to equity (Note a)	92,021	—

At December 31	338,921	331,738

Note a:	As explained in further details in Note 29, the corporate income tax rate for domestic enterprises in the PRC was changed with effect from January 1, 2008. As a result of such a change in enacted tax rate, additional deferred tax asset at approximately RMB92,021,000 was recognized in equity by the Group for temporary differences arising from fixed assets contributed by Guangzhou Railway Group into the Group during the Restructuring of the Group (Note 1).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
12	DEFERRED TAX ASSETS/LIABILITIES (CONTINUED)
The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

		Acquisition
		of	Charged/			Charged/
		Yangcheng	(Credit) to	Charged	At	(Credit) to	At
	At January	Railway	the income	directly to	December	the income	December
	1, 2007	Business	statement	equity	31, 2007	statement	31, 2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 36)
Deferred tax assets:
Impairment provision for receivables	14,275	—	6,088	—	20,363	1,088	21,451
Impairment provision for fixed assets	2,196	—	(268)	—	1,928	(39)	1,889
Impairment provision for interests in associates	4,453	—	2,969	—	7,422	—	7,422
Difference in accounting base and tax base of fixed assets	168,431	—	(3,068)	92,021	257,384	(3,925)	253,459
Difference in accounting base and tax base of employee benefits obligations	1,488	54,750	18,921	—	75,159	(2,639)	72,520

	190,843	54,750	24,642	92,021	362,256	(5,515)	356,741

		Acquisition
		of	(Credit)/		Charged/
		Yangcheng	Charged to	At	(Credit) to	At
	At January	Railway	the income	December	the income	December
	1, 2007	Business	statement	31, 2007	statement	31, 2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 36)
Deferred tax liabilities:
Difference in accounting base and taxation base relating to replacement costs of rail-line track assets	4,764	—	(4,764)	—	—	—
Difference in accounting base and tax base of fixed assets	—	12,291	7,783	20,074	(229)	19,845
Others	5,038	—	(1,777)	3,261	1,897	5,158

	9,802	12,291	1,242	23,335	1,668	25,003

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
13	DEFERRED EMPLOYEE COSTS

	2007	2008
	RMB’000	RMB’000
At January 1
Cost	226,369	271,369
Accumulated amortization	(105,639)	(129,978)

Net book amount	120,730	141,391

Year ended December 31
Opening net book amount	120,730	141,391
Additions	45,000	16,733
Amortization (Note 26)	(24,339)	(32,005)
Offset against employee benefits obligation provision (Note 23)	—	(26,505)

Closing net book amount	141,391	99,614

At December 31
Cost	271,369	243,102
Accumulated amortization	(129,978)	(143,488)

Net book amount	141,391	99,614

14	FINANCIAL INSTRUMENTS BY CATEGORY
The accounting policies for financial instruments have been applied to the items tabulated below:

	Loans and	Available-
	receivables	for-sale	Total

As at December 31,2007:
Available-for-sale investments (Note 15)	—	46,608	46,608
Long term receivables (Note 16)	48,547	—	48,547
Trade and other receivables (Notes 18 and 19)	174,386	—	174,386
Due from related parties (Note 35(d))	83,925	—	83,925
Cash and cash equivalents (Note 32(c))	2,352,351	—	2,352,351

Total	2,659,209	46,608	2,705,817

Asset as per consolidated balance sheet
As at December 31,2008:
Available-for-sale investments (Note 15)	—	48,326	48,326
Long-term receivable (Note 16)	48,136	—	48,136
Trade and other receivables (Notes 18 and 19)	111,004	—	111,004
Due from related parties (Note 35(d))	226,916	—	226,916
Short-term deposits	7,300	—	7,300
Cash and cash equivalents (Note 32(c))	1,560,952	—	1,560,952

Total	1,954,308	48,326	2,002,634

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
14	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Other financial
liabilities

As at December 31,2007:
Borrowings (Note 22)	2,850,000
Trade and other payables (Notes 24 and 25)	866,104
Payables for fixed assets and construction-in-progress	337,213
Due to related parties (Note 35(d))	1,022,125

Total	5,075,442

Liability items as per balance sheet
As at December 31, 2008:
Borrowings (Note 22)	3,900,000
Trade and other payables (Notes 24 and 25)	1,011,182
Payables for fixed assets and construction-in-progress	764,609
Due to related parties (Note 35(d))	362,533

Total	6,038,324

15	AVAILABLE-FOR-SALE INVESTMENTS

	2007	2008
	RMB’000	RMB’000

Beginning of the year	46,108	46,608
Additions arising from acquisition of Yangcheng Railway Business (Note 36)	500	—
Others	—	1,718

End of the year	46,608	48,326

The Group ‘s equity ownership in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As of December 31, 2008 and 2007, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
16	LONG-TERM RECEIVABLE

	2007	2008
	RMB’000	RMB’000

Opening net book amount	—	48,547
Acquisition of Yangcheng Railway Business (Note 36)	54,547	—
Release of accrued interest	—	7,589
Repayment received	(6,000)	(8,000)

Closing net book amount	48,547	48,136

The long-term receivable balance represents freight service fees receivable from a third party customer, and the balance was acquired from Yangcheng Railway Business (as mentioned in Note 36). The original gross face value of the receivable is RMB140,400,000. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method, making reference to the repayment schedule agreed by both parties. The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.
The balances of long-term receivable approximated its fair values as at 31 December 2008 and 2007.
17	MATERIALS AND SUPPLIES

	2007	2008
	RMB’000	RMB’000

Raw materials	87,423	139,497
Other interchangeable accessories	54,613	52,794
Reuseable rail-line track materials	9,129	5,741
Retailing Materials	2,509	3,891

	153,674	201,923

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ during the year in the amount of approximately RMB1,733,302,000 (2007: RMB1,402,520,000 ). As of December 31, 2008 and 2007, there were no inventories stated at net realisable value.
18	TRADE RECEIVABLES

	2007	2008
	RMB’000	RMB’000

Trade receivables	66,516	62,568
Less: Provision for impairment of receivables	(6,767)	(9,142)

	59,749	53,426

As of December 31, 2008 and 2007, the Group’s trade receivables were all denominated in RMB.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
18	TRADE RECEIVABLES (CONTINUED)
The passenger railroad services are usually transacted on cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period as not overdue. As of December 31, 2008 and 2007, the aging analysis of the outstanding trade receivables was as follows:

	2007	2008
	RMB’000	RMB’000

Within 1 year	55,936	50,032
Over 1 year but within 2 years	2,162	3,087
Over 2 years but within 3 years	1,068	40
Over 3 years	583	267

	59,749	53,426

Trade receivables that are less than three months past due after the credit period are not considered impaired. As of December 31, 2008 and 2007, trade receivables of approximately RMB682,000 and RMB1,306,000, respectively, were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2007	2008
	RMB’000	RMB’000

Over 1 year but within 2 years	1,306	642
Over 2 year but within 3 years	—	40

	1,306	682

As of December 31, 2008 and 2007, trade receivables of approximately RMB11,854,000 and RMB9,274,000 had been impaired, respectively. The amount of the provision was approximately RMB9,142,000 and RMB6,767,000 as of December 31, 2008 and 2007. The impaired receivable balances were mainly related to the provision of freight transportation services and the customers are in unexpected difficult financial conditions. Nevertheless, it was assessed that a portion of the carrying amount of the receivables would be recovered. The ageing of these receivables is as follows:

	2007	2008
	RMB’000	RMB’000

Within 1 year	—	559
Over 1 year but within 2 years	857	2,564
Over 2 years but within 3 years	1,068	—
Over 3 years	7,349	8,731

	9,274	11,854

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
18	TRADE RECEIVABLES (CONTINUED)
Movements on the provision for impairment of trade receivables are as follows:

	2007	2008
	RMB’000	RMB’000

At January 1	8,745	6,767
Provision for impairment loss	86	2,630
Receivables written off during the year as uncollectible	(224)	—
Reversal of impairment loss provision	(1,840)	(255)

At December 31	6,767	9,142

The creation and release of provision for impaired receivables have been included in utility and office expenses in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.
Concentration of credit risk with respect to trade receivables is low due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, the directors of the Company believes that there was no additional significant credit risk beyond the amount that had already been provided for expected collectability losses.
The carrying amounts of the above trade receivables approximated their fair values.
19	PREPAYMENTS AND OTHER RECEIVABLES

	2007	2008
	RMB’000	RMB’000

Other receivables	168,572	111,857
Less: Provision for impairment loss (Note a)	(53,935)	(54,279)

Other receivables, net	114,637	57,578
Prepayments	27,037	30,996

	141,674	88,574

Note a:	Included in the balance was a doubtful debt provision of approximately RMB31,365,000 set up by the Group in prior years in order to provide for potential recoverability losses associated with a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”) at a principal balance of the same amount (“the Deposit”). The Group has been unable to recover the Deposit from Li Cheng upon maturity and the Group has initiated several legal proceedings against Li Cheng to enforce the recovery but without success.
Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
19	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

As of December 31, 2008 and 2007, there were no significant balances of other receivables that were past due after the credit period that are not impaired. A provision for impairment loss of approximately RMB391,000 (2007: reversal of RMB6,506,000) has been included in the income statement.

The carrying amounts of prepayment and other receivables are denominated in the following currencies:

	2007	2008
	RMB’000	RMB’000

RMB	141,112	88,045
HKD	562	529

	141,674	88,574

20	SHARE CAPITAL

As of December 31, 2008 and 2007, both the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share . These shares are divided into A shares and H shares. Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below), they rank pari passu against each other.

	Opening		Closing
	balance at		balance at
	January 1,		December
	2007	Transfers	31, 2007
	RMB’000	RMB’000	RMB’000

Authorised, issued and fully paid:

A shares subject to sale restrictions
- shares held by state-owned legal person	2,904,250	—	2,904,250
- shares held by legal persons	1,480,944	(1,480,944)	—

	4,385,194	(1,480,944)	2,904,250

Listed shares
- H shares	1,431,300	—	1,431,300
- A shares	1,267,043	1,480,944	2,747,987

	2,698,343	1,480,944	4,179,287

Total	7,083,537	—	7,083,537

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
20	SHARE CAPITAL (CONTINUED)

	Opening		Closing
	balance at		balance at
	January 1,		December 31,
	2008	Transfers	2008
	RMB’000	RMB’000	RMB’000
Authorised, issued and fully paid:
A shares subject to sale restrictions
- shares held by state-owned legal person	2,904,250	—	2,904,250

Listed shares		—
- H shares	1,431,300	—	1,431,300
- A shares	2,747,987	—	2,747,987

	4,179,287	—	4,179,287

Total	7,083,537	—	7,083,537

In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, among which 1,480,944,000 A shares held by legal persons were subject to a sale and transfer restriction period of 3-month or one year. In addition, at the time of this A shares offering, Guangzhou Railway Group also undertook its 2,904,250,000 A shares to be subject to a 3-year sale and transfer restriction period.

21	RESERVES

According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
21	RESERVES (CONTINUED)

For the years ended December 31, 2008 , 2007 and 2006, the directors proposed the following appropriations to reserves of the Company:

	2006		2007		2008
	Percentage	RMB’000	Percentage	RMB’000	Percentage	RMB’000

Statutory surplus reserve	10%	71,469	10%	139,778	10%	121,444

In addition, because of a change in the rules governing appropriation of statutory reserves of enterprises in the PRC effective from 2008, the Group had made appropriate changes to the reserve balances brought forward from 2007 and before during the year ended 31 December 2008.

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements.

22	BORROWINGS

	2007	2008
	RMB’000	RMB’000
Non current
Unsecured bank borrowings	2,850,000	3,390,000

Current
Unsecured bank borrowings	—	510,000

Total borrowings	2,850,000	3,900,000

The borrowings are mainly obtained for the payment of construction of the fourth rail-line and purchase of locomotives. The carrying amounts of the borrowings are all denominated in RMB.

The maturity of these borrowings is as follows:

	2007	2008
	RMB’000	RMB’000

Within one year	—	510,000
Within 1 to 2 years	—	10,000
Within 2 to 5 years	2,850,000	3,380,000

	2,850,000	3,900,000

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
22	BORROWINGS (CONTINUED)

The interest rate exposure of the borrowings is as follows:

	2007	2008
	Rmb’000	Rmb’000

At floating rates (at relevant prevailing interest rates with a maximum range of downward adjustment up to 10%)	2,850,000	3,900,000

The effective interest rates of the bank borrowings as of December 31, 2008 and 2007 were 6.44% and 6.07%. The carrying amounts of the borrowings approximated their fair values as all the borrowings are at floating interest rates as of both dates.

As of December 31, 2008 and 2007, the Group had unutilized banking facilities granted by various financial institutions amounting to approximately RMB900,000,000 and RMB5,450,000,000, respectively.

23	EMPLOYEE BENEFITS OBLIGATIONS

	2007	2008
	RMB’000	RMB’000

At January 1	22,420	377,409
Acquisition of Yangcheng Railway Business (Note 36)	410,000	—
Additions (Note 26)	65,256	85,988
Interest unwound	(1,988)	3,417
Payment	(118,279)	(151,768)
Offset against deferred employee costs (Note 13)	—	(26,505)

At December 31	377,409	288,541

	2007	2008
	RMB’000	RMB’000

Employee benefits obligations	377,409	288,541
Less: current portion included in accruals and other payables (Note 25)	(76,708)	(51,119)

	300,701	237,422

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007 (Note 36), the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
23	EMPLOYEE BENEFITS OBLIGATIONS (CONTINUED)

These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

24	TRADE PAYABLES

The aging analysis of trade payables was as follows:

	2007	2008
	RMB’000	RMB’000

Within 1 year	288,763	413,002
Over 1 year but within 2 years	1,064	1,763
Over 2 years but within 3 years	83	66
Over 3 years	1,513	1,396

	291,423	416,227

25	ACCRUALS AND OTHER PAYABLES

	2007	2008
	RMB’000	RMB’000

Deposits received for construction projects	197,561	263,721
Salary and welfare payables	55,217	65,232
Advance received from customers	42,274	57,901
Other payables	95,700	53,782
Employee benefits obligations (Note 23)	76,708	51,119
Deposits received from ticketing agencies	64,748	50,297
Other taxes payable	42,644	44,256
Other deposits received	14,556	43,688
Housing maintenance fund	17,212	17,286
Fund for employee injury insurance	7,564	5,574
Accrued expenses	2,771	—

	616,955	652,856

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
26	LABOUR AND BENEFITS

	2006	2007	2008
	RMB’000	Rmb’000	Rmb’000

Wages and salaries	570,049	1,388,342	1,661,325
Provision for medical and other employee benefits	84,769	325,438	306,282
Contributions to a defined contribution pension scheme (a)	62,274	220,856	260,014
Contributions to the housing scheme (b)	29,142	75,861	92,095
Amortization of deferred staff cost (Note 13)	15,091	24,339	32,005
Employee benefits obligations (Note 23)	22,420	65,256	85,988

	783,745	2,100,092	2,437,709

(a)	Pension scheme

All the full-time employees are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

(b)	Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a State-sponsored Housing Fund at 7% or 13% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 7% or 13% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group have no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made.

27	OTHER INCOME, NET

	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Interest income from bank	30,735	61,063	24,321
Income from waiver of payables	30,441	—	—
Unwinding of interest accrued on long-term receivable (Note 16)	—	—	7,589
Write-back of long outstanding payables	—	—	21,562
Loss on disposal of fixed assets	(8,414)	(3,335)	(31,542)
Gain/(loss) on disposal of subsidiaries	1,161	(1,063)	(188)
Others	10,725	(6,849)	(4,039)

	64,648	49,816	17,703

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
28	FINANCE COSTS

	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Interest expenses	26,648	173,515	221,488
Less: interest capitalized in construction-in-progress (Note 7)	(24,903)	(79,438)	(13,721)
Bank charges	546	1,942	5,728
Net foreign exchange losses	13,679	2,468	(26)

	15,970	98,487	213,469

29	INCOME TAX EXPENSE

Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on January 1, 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from January 1, 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. Accordingly , the applicable income tax rates in 2006, 2007 and 2008 are 15%, 15% and 18%, respectively.

An analysis of the current year taxation charges is as follows:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Current income tax	142,334	255,749	270,111
Deferred income tax (Note 12)	6,821	(23,400)	7,183

	149,155	232,349	277,294

The tax on the profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
29	INCOME TAX EXPENSE (CONTINUED)

	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Profit before tax	920,928	1,668,551	1,501,662

Tax calculated at the statutory rate of 18% (2007 and 2006: 15%)	138,139	250,283	270,299
Tax effect of expenses that are not deductible in determining taxable profit:
Effect of change of income tax rate on deferred taxation previously recognised	—	(30,413)	—
Effect of tax rates differentials	1,495	1,137	(3,652)
Effect of share of results of associates	4,246	(275)	(23)
Effect of expenses not deductible for tax purposes	5,237	5,462	10,686
Effect of income not subject to tax	—	—	(436)
Tax losses for which no deferred tax asset was recognised	38	380	420
Reversal of deferred tax assets on previously recognised tax losses	—	5,775	—

Income tax expense	149,155	232,349	277,294

The effective tax rate was 18.5% (2007 and 2006: 13.9% and 16.2%).

30	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,224,129,000 (2007 and 2006: RMB1,431,415,000 and RMB771,513,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2007 and 2006: 7,083,537,000 shares and 4,418,427,000 shares). There were no dilutive potential ordinary shares during the three years.

31	DIVIDENDS

	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Final, proposed, of RMB0.08 (2007 and 2006: RMB0.08) per ordinary share	566,683	566,683	566,683

At a meeting of the directors held on April 29, 2009, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2008, which is subject to the approval of our shareholders. Such dividend distribution proposal was approved by the shareholders in the annual general meeting dated on June 25, 2009. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2009.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
32	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit attributable to shareholders to cash generated from operations:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000

Profit before income tax:	920,928	1,668,551	1,501,662
Adjustments for:
Depreciation of fixed assets	319,887	1,017,100	1,172,042
Impairment of fixed assets (Note 6)	—	6,359	—
Amortization of leasehold land payments (Note 8)	16,776	16,021	15,603
Loss on disposal of fixed assets (Note 27)	8,414	3,335	31,542
Amortization of deferred employee costs (Note 13)	15,091	24,339	32,005
Recognition of employee benefits obligations (Note 23)	—	65,256	85,988
Interest unwound (Note 23)	—	(1,988)	3,417
Share of results of associates (Note 11)	28,306	(1,830)	(128)
Loss on disposal of subsidiaries (Note 27)	—	1,063	188
Dividend income on available-for-sale investment	—	—	(2,420)
Provision/(reversal of provision) for doubtful accounts (Notes 18 and 19)	(4,315)	(8,260)	2,766
Write-back of long outstanding of payables (Note 27)	—	—	(21,562)
Interest expenses (Note 28)	1,745	173,515	207,767
Interest income (Note 27)	(30,735)	(61,063)	(31,910)

Operating profit before working capital changes	1,276,097	2,902,398	2,996,960
Decrease in trade receivables	45,263	46,839	3,948
Increase in materials and supplies	(2,014)	(31,637)	(48,249)
Decrease/(increase) in prepayments and other receivables	5,963	(14,260)	47,178
Decrease in long-term receivables	—	6,000	8,000
(Increase)/decrease in due from related parties	(46,445)	36,653	(142,991)
Increase/(decrease) in trade payables	121,627	(145,774)	124,804
Increase/(decrease) in employee benefits obligations	22,420	(112,526)	(126,179)
(Decrease)/increase in due to related parties	(257,585)	206,744	(659,592)
Increase/(decrease) in accrued expenses and other payables	65,632	(463,748)	(30,194)

Cash generated from operations	1,230,958	2,430,689	2,173,685

(b)	In the cash flow statement, proceeds from disposal of property, plant and equipment comprise:

	2006		2008
	RMB’000	2007	RMB’000

Net book amount (Note 6)	51,008	113,236	42,900
Receivable arising from disposal of property, plant and equipment	2	(26,200)	—
Loss on disposal of property, plant and equipment	(8,414)	(3,335)	(31,542)

Proceeds from disposal of property, plant and equipment	42,596	83,701	11,358

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
32	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(c)	Analysis of the balance of cash and cash equivalents:

	2007	2008
	RMB’000	RMB’000

Cash at bank and in hand	1,109,241	618,877
Short-term deposits with original maturities no more than three months (Note i)	1,243,110	942,075

	2,352,351	1,560,952

Note i:	Short term time deposits with maturities of no more than three months consist of deposits denominated in RMB. The original effective interest rate of RMB deposits is 1.35% (2007: 1.71%).
33	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

34	COMMITMENTS

(a)	Capital commitments

As of December 31, 2008, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	2007	2008
	RMB’000	RMB’000
Authorised but not contracted for	3,674,095	2,530,325

Contracted but not provided for	2,132,634	390,691

A substantial amount of these commitments as of December 31, 2007 and 2008 is related to the remaining construction works of a portion of the fourth rail-line, improvement of the existing operation equipments and the purchase of new locomotives for its expanded operations. The related financing would be from self generated operating cash flow and bank facilities.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
34	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business mentioned in Note 36, the Group signed an agreement on November 15, 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the remaining lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended December 31, 2008, the related lease rental paid and payable was RMB50,000,000 (2007: RMB50,000,000).

35	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

None of the shareholders is the controlling entity of the Company.

See Note 10 for details of the subsidiaries of the Group.

(b)	Nature of the principal related parties that do not control/are not controlled by the Group:

Name of related parties	Relationship with the Company

Controlling entity of substantial shareholder, substantial shareholder and fellow subsidiaries
Ministry of Railways (“MOR”) of the PRC	Controlling entity of substantial shareholder
Guangzhou Railway Group	Substantial shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company (“Yangcheng Railway”)	Subsidiary of the substantial shareholder
Guangmeishan Railway Company Limited (“Guangmeishan”)	Subsidiary of the substantial shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company	Subsidiary of the substantial shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the substantial shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company (“Engineer Construction Enterprise”)	Subsidiary of the substantial shareholder
Yuehai Railway Company Limited	Subsidiary of the substantial shareholder
Shichang Railway Company Limited	Subsidiary of the substantial shareholder
CYTS Guangdong Railway Shenzhen Co., Ltd.	Subsidiary of the substantial shareholder
Changsha Railway Construction Company Limited	Subsidiary of the substantial shareholder
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.	Subsidiary of the substantial shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the substantial shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the substantial shareholder

Associates of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
35	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Recurring Transactions:
I. Transactions with the MOR and Guangzhou Railway Group and its subsidiaries
(a) Income
Revenue collected from the MOR ((i) and (ii))
— Passenger transportation	(800,859)	(5,318,369)	(6,196,596)
— Freight transportation	(124,465)	(906,516)	(841,240)
— Railway network usage and services	(315,847)	(2,659,529)	(2,738,425)
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	(22,295)	(316,182)	(402,951)
Provision of repairing services for cargo trucks of Guangzhou Railway Group and MOR (ii)	(32,787)	(175,284)	(148,322)
Interest income received/receivable form the MOR Deposit-taking Centre (ii)	(5,331)	—	—
(b) Charges and Payments
Services charges allocated from the MOR for equipment lease and services ((i) and (ii))	410,353	1,990,297	2,179,407
Operating lease rentals paid/payable to the MOR (ii)	40,885	156,628	176,880
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (ii)	26,065	213,388	235,303
Social services (employee housing, health care, educational and public security services and other ancillary services) provided by the GEDC and Yangcheng Railway under the service agreements (ii)	74,520	429,655	440,602
Other services provided by subsidiaries of Guangzhou Railway Group ((iv) and (v))	—	50,569	21,459
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	89,731	577,352	398,230
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (ii)	—	82,478	115,568

Non-Recurring Transactions:
I. Transactions with the MOR and Guangzhou Railway Group and its subsidiaries
Rental income from an associate (v)	—	—	(4,681)
Partial disposal of equity interests in a subsidiary	(35,224)	—	—
Other services provided by Guangzhou Railway Group and its subsidiaries (ii)	21,779	21,633	—
Provision of construction management services by Guangzhou Railway Group in connection with the construction of fixed assets of the Company (vi)	9,326	9,288	181
Provision of supplies and materials by subsidiaries of Guangzhou Railway Group (iii)	4,045	—	—
Project construction services provided by Guangzhou Railway Group and its subsidiaries (v)	70,537	52,662	253,607
Payment for the acquisition of net assets of Yangcheng Railway Business (Note 36)	5,265,250	4,873,332	—
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 34(b))	—	50,000	50,000

II. Transactions with Other State-controlled Companies

As mentioned in Note 36, subsequent to the A share issuance on December 22, 2006, the Company is no longer controlled by Guangzhou Railway Group and MOR, which are state-controlled entities in the PRC. As a result, other state-controlled companies in the PRC were no longer considered as related parties of the Group from December 22, 2006 onwards. The aggregate amount of transactions undertaken with the other state-controlled companies in the period from January 1, 2006 to December 21, 2006, for the provision of supplies and materials, construction project and related service, repair and maintenance services, and purchase of fixed assets, was approximately RMB3,440,511,000.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
35	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):
(i)	Due to the fact that the railway business is centrally managed by the MOR within the PRC, the Company works in co-operation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long distance passenger train transportation and cargo forwarding services within the PRC. The related revenues are collected by other railway companies, which are then remitted to the MOR, and centrally processed. A certain portion of the revenues so collected are allocated to the Company for the use of its rail-lines or for services rendered by the Company in conjunction with the delivery of these services. On the other hand, the Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocation is determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to guidance provided by the MOR.

(v)	The prices are determined based on mutual negotiation between the contracting parties.

(vi)	Pursuant to the provisions of a construction management agreement and several supplementary agreements (collectively, the “Management Agreements”) entered into with the Guangzhou Railway Group in 2005 and 2006, Guangzhou Railway Group has undertaken to provide project management services to the Company on monitoring the construction services provided/to be provided by certain contractors and sub-contractors, which are substantially State controlled companies, employed for the construction of certain railway assets and railway stations of the Company, including the fourth rail-line. The management service fees are determined based on the pricing scheme set by the MOR.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
35	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	As of December 31, 2008 and 2007, the Group had the following material balances maintained with related parties:

	2007	2008
	RMB’000	RMB’000
Due from Guangzhou Railway Group	—	155,034

- Trade balance (i)	—	150,066
- Non-trade balance	—	4,968

Due to Guangzhou Railway Group	(78,262)	(35,209)

- Trade balance (i)	(96,995)	(25,787)
- Non-trade balance (iii)	18,733	(9,422)

Due from subsidiaries of Guangzhou Railway Group	39,911	16,815

- Trade balance	17,843	15,350
- Non-trade balance	22,068	1,465

Due to subsidiaries of Guangzhou Railway Group	(940,928)	(302,206)

- Trade balance (ii)	(157,001)	(198,843)
- Non-trade balance (iii)	(783,927)	(103,363)

Due from an associate	1,825	2,019

- Trade balance	14,137	14,331
Less: impairment provision (v)	(12,312)	(12,312)

Due to an associate	(2,935)	(25,118)

- Non-trade balance (iv)	(2,935)	(25,118)

Due from MOR	42,189	53,048

- Trade balance (i)	42,189	53,048

Prepayment for fixed assets and construction-in-progress	12,617	31,012

Guangzhou Railway Group and its subsidiaries	12,617	31,012

Payable for fixed assets and construction-in-progress	(53,546)	(125,487)

- Guangzhou Railway Group and its subsidiaries	(45,496)	(95,498)
- Associates	(8,050)	(29,989)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
35	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	As of December 31, 2008 and 2007, the Group had the following material balances maintained with related parties (continued):
(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group and the MOR mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 37(c)(i).

(ii)	The trade balances due to related parties mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 35(c) above).

(iii)	The non-trade balances due to related parties mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
All the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

36	THE ACQUISITION OF YANGCHENG RAILWAY BUSINESS

On November 15, 2004, the Company entered into an agreement to acquire Yangcheng Railway Business which consists of all of its assets and liabilities related to its railway transportation business on the rail line running between the cities of Guangzhou and Pingshi in Southern China.

The purchase consideration, all settled in cash in the amount of approximately RMB10,169,925,000, was financed by the offering of A shares of the Company completed in December 2006 (see Note 20).

On January 1, 2007, control of the assets and operations of Yangcheng was transferred to the Company. Accordingly, for accounting purposes, January 1, 2007 is considered by the directors of the Company to be the effective date of acquisition. The results of operations of Yangcheng have been included in the Group’s consolidated income statement from that date onwards. The acquired business contributed revenue of approximately RMB5,993,189,000 and net profit of approximately RMB900,332,000 to the Group for the period from January 1, 2007 to December 31, 2007.

Prior to the A share issuance , Yangcheng Railway and the Group were both controlled by the MOR, as it indirectly held controlling interests in both the companies. Subsequent to the A share issuance in December 2006, the equity interest of the MOR in the Group was diluted to 41%. As a result, as on the acquisition date of January 1, 2007, Yangcheng Railway and the Group were no longer under common control. Under IFRS 3 “Business Combination”, the transaction does not constitute a business combination under common control as the Group and Yangcheng Railway are not ultimately controlled by the same party (the MOR) both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting with the acquired identifiable assets, liabilities and contingent liabilities stated at their respective fair values as at the date of acquisition.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
36	THE ACQUISITION OF YANGCHENG RAILWAY BUSINESS (CONTINUED)

Purchase price allocation was performed by the Group. Details of net assets acquired and goodwill are as follows:

RMB’000
Purchase consideration:
- Cash paid	10,138,582
- Direct costs relating to the acquisition	31,343

Total purchase consideration	10,169,925
Fair value of assets acquired (see below)	(9,888,670)

Goodwill	281,255

Goodwill is mainly attributable to the profitability of Yangcheng Railway’s derived from its monopolised operations in the region where the acquired business is located.

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Fair value	Carrying amount
	RMB’000	RMB’000

Cash and cash equivalents	91,699	91,699
Trade and other receivables	58,720	57,733
Materials and supplies	55,070	55,070
Fixed assets	10,827,744	7,291,022
Construction-in-progress	215,391	215,391
Long-term receivable	54,547	140,000
Available-for-sale investment	500	500
Deferred staff cost	45,000	—
Deferred tax assets	54,750	—
Trade and other payables	(797,460)	(797,460)
Deferred tax liability	(12,291)	—
Retirement benefit obligations	(410,000)	—
Borrowings	(295,000)	(295,000)

Net assets acquired	9,888,670	6,758,955

Outflow of cash to acquire business, net of cash acquired:
- Cash consideration paid in 2006 and 2005 (as a deposit and acquisition cost)		5,296,593
- Cash consideration paid in 2007		4,873,332
- Cash and cash equivalents balance acquired		(91,699)

Net cash outflow on acquisition		10,078,226

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi, except number of shares and ADSs, per share and per ADS data and unless otherwise stated)
37	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had the following significant subsequent events.

On April 29, 2009, the board of directors of the Company resolved to issue bonds, in an amount of RMB4,000,000,000, in the PRC market with medium term of maturity. The issuance was approved by the shareholders in the annual general meeting dated June 25, 2009.