Form 20-F
period 2009-12-31
GUANGSHEN RAILWAY CO LTD
filed 2010-06-22
CIK 1012139

As filed with the Securities and Exchange Commission on June 22, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2009:

Domestic shares (A shares), par value RMB 1.00 per share	5,652,237,000
H shares, par value RMB 1.00 per share	1,431,300,000
(including 229,144,050 H shares in the form of American Depositary Shares)
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
Certain Terms and Conventions
     Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB 6.83 to US$1.00, which is rounded from 6.8259, which was the certified exchange rate for December 31, 2009 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “Item 3A. Selected Consolidated Financial and Other Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2005 through June 11, 2010.
     We prepare and publish our consolidated financial statements in RMB.
     Various amounts and percentages set out in this document have been rounded and, accordingly, may account for apparent discrepancies in the tables appearing herein.
     Unless the context otherwise requires or otherwise specified:
•	“Acquisition” means our acquisition of the railway transportation business between Guangzhou and Pingshi and the related assets and liabilities from

Yangcheng Railway Company according to the asset purchase agreement dated November 15, 2004 between Yangcheng Railway Company and us.

•	“China” or “PRC” means the People’s Republic of China.

•	“CEPA” means the Closer Economic Partnership Arrangement between Hong Kong and Chinese Mainland entered into on October 27, 2004, as amended.

•	“GEDC” means Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, a wholly owned subsidiary of GRGC.

•	“GRGC” means Guangzhou Railway (Group) Company, our largest shareholder.

•	“Company”, “we”, “our”, “our Company” or “us” means Guangshen Railway Company Limited, a joint stock limited company incorporated in Shenzhen, China with limited liability, and its subsidiaries on a consolidated basis.

•	“HKSE” means the Stock Exchange of Hong Kong Limited.

•	“HKSE Listing Rules” means the Rules Governing the Listing of Securities on the HKSE.

•	“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

•	“Hong Kong dollars” or “HKD” means Hong Kong dollars, the lawful currency of Hong Kong.

•	“Macau” means the Macau Special Administrative Region of the PRC.

•	“MOR” means the Ministry of Railways.

•	“Pearl River Delta” means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

•	“RMB” means Renminbi Yuan, the lawful currency of the PRC.

•	“Restructuring” means the restructuring conducted in connection with our initial public offering in 1996 during which we succeeded to the railroad and certain other businesses of our predecessor company and certain assets and liabilities of GRGC.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“tonne” means metric tonne; and one tonne is approximately 2,205 pounds in weight.

•	“US$”, “USD” or “U.S. dollars” means U.S. dollars, the lawful currency of the

United States.

•	“Yangcheng Railway Company” means Guangzhou Railway Group Yangcheng Railway Enterprise Development Company, a wholly owned subsidiary of GRGC, or its predecessor, Guangzhou Railway Group Yangcheng Railway Company.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
Item 3A. Selected Consolidated Financial and Other Data
     The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2008 and 2009, and our consolidated comprehensive income statement, changes in equity and cash flows for each of the years ended December 31, 2007, 2008 and 2009 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. Operating and Financial Review and Prospects”. The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2005, 2006 and 2007, and our consolidated income statement, changes in equity and cash flows for each of the years ended December 31, 2005 and 2006 are derived from our previously published audited consolidated financial statements that are not included in this annual report.
     The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2005	2006	2007(2)	2008(2)	2009(2)	2009(2)
	RMB	RMB	RMB	RMB	RMB	US$(1)

	(in thousands except for per share data)
Income Statement Data:
Revenue from railroad businesses
— Passenger	2,253,335	2,608,838	5,833,538	6,759,229	7,195,717	1,053,546
— Freight	540,341	565,557	1,326,450	1,324,701	1,210,118	177,177
— Railway network usage and services	305,790	291,489	2,659,529	2,738,425	3,105,654	454,708

Subtotal	3,099,466	3,465,884	9,819,517	10,822,355	11,511,489	1,685,431
Revenue from other businesses	177,462	128,590	688,987	866,300	874,268	128,004

Total revenue	3,276,928	3,594,474	10,508,504	11,688,655	12,385,757	1,813,435
Railroad operating expenses	(2,339,384)	(2,527,907)	(8,334,293)	(9,162,278)	(9,620,732)	(1,408,599)
Other businesses operating expenses	(190,347)	(166,011)	(458,819)	(829,077)	(797,367)	(116,745)

Other income/(expense)	51,628	64,648	49,816	17,703	(19,765)	(2,894)

Profit from operations	798,825	965,204	1,765,208	1,715,003	1,947,893	285,197
Profit attributable to shareholders of the Company	646,960	771,513	1,431,415	1,224,129	1,363,458	199,784
Profit from operations per share	0.18	0.22	0.25	0.24	0.27	0.04
Earnings per share for profit attributable to shareholders of the Company

	Year ended December 31,
	2005	2006	2007(2)	2008(2)	2009(2)	2009(2)
	RMB	RMB	RMB	RMB	RMB	US$(1)

— Basic and diluted	0.15	0.17	0.20	0.17	0.19	0.03
Dividends declared per share	0.12	0.08	0.08	0.08	0.08	0.01
Earnings per ADS for profit attributable to shareholders of the Company	7.46	8.73	10.10	8.64	9.63	1.41

Balance Sheet Data (at year end):
Working capital	467,124	4,249,117	433,615	(616,158)	31,118	(4556)
Fixed assets	6,346,822	6,738,477	19,995,286	23,903,846	24,048,573	3,521,021
Leasehold land payments	620,798	625,628	607,971	592,368	576,379	84,389
Total assets	11,683,057	24,139,331	26,689,929	28,221,826	28,662,614	4,196,576
Equity attributable to shareholders of the Company	9,796,076	20,169,008	21,125,761	21,783,207	22,581,125	3,306,168
Share capital, issued and outstanding, RMB 1.00 per value,
domestic shares	2,904,250	5,652,237	5,652,237	5,652,237	5,652,237	827,560
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	209,561

Cash Flow Statement Data:
Net cash generated from operating activities	1,380,147	1,112,004	1,957,645	1,641,069	2,617,533	383,240
Net cash used in investing activities	(820,915)	(7,833,331)	(5,585,414)	(2,915,785)	(2,096,154)	(306,904)
Net cash (used in)/generated from financing activities	(491,733)	11,461,030	128,289	483,317	(966,680)	(141,534)
Purchase of fixed assets and payment for construction-in-progress	(1,588,374)	(3,202,670)	(1,107,320)	(2,947,804)	(1,639,674)	(240,070)
Dividends paid to shareholders of the Company	(476,904)	(520,655)	(566,711)	(566,683)	(566,683)	(82,970)

Other Data:
Railroad transportation operating income	808,613	999,968	1,538,053	1,660,077	1,890,757	276,832
Other businesses operating income/(loss)	(9,788)	(34,764)	277,155	37,223	76,901	11,259

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at US$1.00 = RMB 6.83, which is rounded from 6.8259, the certified exchange rate for December 31, 2009 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2009 or on any other date.

(2)	On January 1, 2007, we acquired the railway transportation business and related assets and liabilities associated with such railway transportation business, or the Yangcheng Railway Business, between Guangzhou and Pingshi from Yangcheng Railway Company. The Yangcheng Railway Business came under the control of our Company beginning on January 1, 2007. Accordingly, we consider January 1, 2007 as the effective date of the acquisition for accounting purposes. Prior to the initial public offering of our class A ordinary shares (the “A Shares”) in December 2006, or the A Share Offering, Yangcheng Railway Company and our Company were both controlled by GRGC, as GRGC held controlling interests in both companies. Subsequent to our A Share Offering, the equity interest of GRGC in our Company decreased to approximately 41% meaning that Yangcheng Railway Company and our Company were no longer deemed to be under common control. As a result, the Acquisition does not constitute a business combination under common control because our Company and Yangcheng Railway Company are not ultimately controlled by the same party both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting and the results of operations of Yangcheng Railway Business have been included in our consolidated comprehensive income statement starting from January 1, 2007. As a result, our consolidated financial information for each of the years ended December 31, 2007, 2008 and 2009 included in this annual report has reflected the impact arising from the Acquisition.
Exchange Rate Information
     We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at RMB 6.83 = USD 1.00, which is rounded from 6.8259, the certified exchange rate for December 31, 2009 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.
     Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was RMB 6.8320 = US$1.00 on June 11, 2010.
     The following table sets forth information for the RMB concerning (i) the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the period from January 1, 2005 to December 31, 2008 and (ii) the certified exchange rates as published by the Federal Reserve Board of the United States for the period subsequent to and including January 5, 2009, expressed in RMB per U.S. dollar, for the periods indicated:

	Certified Exchange Rate
Period	Average(1)	High	Low
	(RMB per U.S. dollar)
2005	8.1826	8.2765	8.0702
2006	7.9579	8.0702	7.8041
2007	7.5806	7.8127	7.2946
2008	6.9193	7.2946	6.7800
2009	6.8295	6.8470	6.8176
December	6.8275	6.8299	6.8244
2010
January	6.8269	6.8295	6.8258
February	6.8285	6.8330	6.8258
March	6.8262	6.8270	6.8254
April	6.8256	6.8275	6.8229
May	6.8275	6.8310	6.8245
June (through June 11)	6.8294	6.8322	6.8268

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.
Dividends
     At a meeting of the directors held on April 22, 2010, the directors proposed a final dividend of RMB 0.08 per ordinary share for the year ended December 31, 2009, which was approved at our annual general meeting of shareholders held on June 22, 2010. This proposed dividend has not been reflected as a dividend payable in the financial statements, but instead as equity attributable to equity holders of our Company.
     In accordance with our Articles of Association, dividends for our domestic shares will be paid in RMB while dividends for our H shares will be calculated in RMB and paid in Hong Kong dollars. Hong Kong dollar dividend payments will then be converted by the depositary and distributed to holders of ADSs in U.S. dollars. The exchange rate was based on the average of the closing exchange rates for RMB to Hong Kong dollars as announced by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared.
Item 3B. Capitalization and Indebtedness
     Not applicable.
Item 3C. Reasons for the Offer and Use of Proceeds
     Not applicable.
Item 3D. Risk Factors
Risks Relating to Our Business
     Any recurrence of a global financial crisis or economic downturn similar to that which occurred in 2008 and early 2009 could materially and adversely affect our business, financial condition, results of operations and prospects.
     The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the global and PRC economies began to show signs of recovery in the second half of 2009, any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.
     We face competition, which may adversely affect our business growth and results of operations.
     Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, speed, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We increasingly compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. In addition, the inter-city traffic system is gradually expanding within the Pearl River Delta region and there are a number of new high-speed inter-city passenger rail lines in operation or under construction within our service territory. As a result, the competition in both passenger and freight transportation in our service territory could increase significantly. In December 2009, with the commencement of operations of the Wuhan-Guangzhou passenger line, the MOR restructured the passenger train services provided by our Company or by other railway companies (bureaus) whose trains pass through our service territory to enhance the operational efficiency of the Beijing-Guangzhou line and for better allocation of railway transportation capacity. Such restructuring has resulted in a slight decrease in the number of passengers using our long-distance train services in 2009 and, although we commenced the operation of one pair of passenger trains from Guangzhou to Tongren in March 2010 and another pair of passenger trains from Guangzhou to Xinyang in April 2010 to increase our passenger transportation capacity, we may continue to experience a decrease in the number of passengers using our long-distance train services in the future. Furthermore, the completion of the Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger transportation express railway, which is under construction and is expected to be completed by December 2010, may further increase the competition we face. Increased competition against us may adversely affect our revenue and results of operations. See “Item 4B. Business Overview — Competition” for additional information regarding our competition.
     Any significant decrease in the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region and elsewhere in China may have a material adverse effect on our revenue and results of operations.
     The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu or H1N1 influenza or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. Following China’s accession to the WTO, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.

     Changes in freight composition in our freight transportation business may adversely affect our results of operations.
     Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the restructuring of these industries, the movement of labor, the upgrading of the industrial structure and shift in manufacturing focus in the Pearl River Delta region, some products and materials, such as advanced technological products, which tend to be compact, may be instead shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, in 2009, the aggregate weight of goods we transported decreased by 11.6% from 2008. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.
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
     Before our A Share Offering, in December 2006, Guangzhou Railway (Group) Company, or GRGC, held 67% of our issued share capital and was our controlling shareholder. Although the equity interest held by GRGC in our Company decreased to approximately 41% after the completion of the A Share Offering and further to approximately 37.1% as a result of the transfer by GRGC of a portion of its equity interest in our Company to the National Social Security Fund Council in September 2009, GRGC can still exercise substantial influence over our Company. GRGC’s ownership percentage enables it to exercise substantial influence over (i) our policies, management and affairs; (ii) our determinations on the timing and amount of dividend payments and our adoption of amendments to certain of the provisions of our Articles of Association and (iii) the outcome of most corporate actions. Subject to the requirements of applicable laws and regulations in China and the HKSE Listing Rules, GRGC may also cause us to effect certain corporate transactions.

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
     Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2009, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2009, our environmental protection-related expenses were approximately RMB 1.0 million.
     Technological problems attributable to accidents, human error, severe weather or natural disasters could affect the performance or perception of our railway and result in decreases in customers and revenue, unexpected expenses and loss of market share.
     Our operations may be affected from time to time by equipment failures, delays, collisions and derailments attributable to accidents, human error or natural disasters, such as typhoons or floods.
     As our high-speed train service becomes technologically more complex, it may become more difficult for us to upkeep and repair our equipment and facilities as well as to maintain our service and safety standards. Furthermore, as we heavily rely on third parties for technical upgrades and support with regard to certain equipment and facilities, in case of any problems arising during our operation, our own staff may lack the technical expertise to identify and fix the problems in time. Moreover, the newly upgraded equipment may not be fully compatible with our existing operation system and may not meet our safety, security or other standards. The use of such equipment and facilities could result in malfunctions or defects in our services. In addition to potential technical complications, natural disasters could interrupt our rail services, thus leading to decreased revenue, increased maintenance and higher engineering costs.
     If we experience any equipment failures, delays, temporary cancellations of schedules, collisions and derailments, or any deterioration in the performance or quality of any of our services, it could result in personal injuries, damage of goods, customer claims of damages, customer refunds and loss of goodwill. These problems may lead to decreases in customers and revenue, damage to our reputation, unexpected expenses, loss of passengers and freight customers, incurrence of significant warranty and repair costs, diversion of our attention from our transportation service efforts or strained customer relations, any one of which could materially adversely affect our business. For example, in January and February 2008, certain regions in southern China experienced extraordinary harsh winter weather, which caused equipment failures and delays and cancellations of some of our scheduled trains. As a result, during such period of freezing weather, our cost for repair of equipment increased and our revenue decreased. We cannot assure you that such events will not happen again in the future.
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
     The revenue or charges settled by the MOR for certain long-distance passenger train and freight transportation businesses are finally determined by the MOR.
     As described in “Item 7B Related Party Transactions” and Notes 39 and 40 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by the MOR within the PRC, we work in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the MOR based on its systems. Although we can, to certain extent, calculate the revenue and charges settled by the MOR based on our own data and information, the amount of settlement is finally determined by the MOR.

     We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.
     The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements first applied partially to our annual report on Form 20-F for the year ended December 31, 2006 by requiring our management to provide a report regarding the assessment of the effectiveness of our internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2007, 2008 and 2009, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures.”
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
Risks Relating to Conducting Business in China
     Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.
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
     Our books and records are maintained and our financial statements are prepared and presented in RMB, which is not a freely convertible currency. All foreign exchange transactions involving RMB must be transacted through banks and other institutions authorized by the People’s Bank of China, or PBOC. We receive substantially all of our revenue in RMB. We need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payment of cash dividends on our H shares and equipment purchases from overseas regions. In addition, the existing foreign exchange limitations under PRC law could affect our ability to obtain foreign currencies through debt financing, or to obtain foreign currencies for capital expenditures or for distribution of cash dividends on our H shares.
     Fluctuation of the RMB could adversely affect our financial condition and results of operations.
     The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As of June 11, 2010, this change in policy has resulted in a more than 20% appreciation of the RMB against the U.S. dollar ever since July 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “Item 3A. Selected Consolidated Financial and Other Data” and “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk — Currency Risks.” We cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.
     The differences with respect to the PRC legal system could limit the legal protections available to you.
     As the PRC and the U.S. have different legal systems and the court decisions in China do not have binding force on subsequent cases, there are significant differences between the PRC legal system and the U.S. legal system. In addition, because the PRC Company Law is different in certain important aspects from company laws in Hong Kong, United States and other common law countries and regions and because the PRC laws and regulations dealing with business and economic matters, including PRC securities laws, are still evolving, you may not enjoy shareholder protections to which you may be entitled in Hong Kong, the United States or other jurisdictions.
     We face risks related to health epidemics and other outbreaks.
     Our business could be adversely affected by the effects of avian flu, H1N1 influenza, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there were reports of occurrences of avian flu in various parts of China, including a few confirmed human cases. In 2009, China reported a few occurrences of H1N1 influenza in several provinces. Any prolonged recurrence of avian flu, H1N1 influenza, SARS or other adverse public health developments in China may have a material adverse effect on our business operations, including our ability to travel or ship products in Southern China, as well as temporary closure of our business. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, H1N1 influenza, SARS or any other epidemic.
ITEM 4. INFORMATION ON THE COMPANY
Item 4A. History and Development of the Company
Overview
     We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996, and have conducted our business for fourteen years. Our legal name is , and its English translation is Guangshen Railway Company Limited. Our registered office is located at No. 1052 Heping Road, Shenzhen, Guangdong Province, The People’s Republic of China, 518010. Our telephone number is (86-755) 2558-7920 or 2558-8146 and our fax number is (86-755) 2559-1480.
     In May 1996, our H shares (stock code: 00525) were listed on the HKSE and our American Depositary Shares, or ADSs (ticker symbol: GSH), were listed on the New York Stock Exchange, Inc., or the NYSE. Our A shares (stock code: 601333) were listed on the Shanghai Stock Exchange in December 2006. We are currently the only PRC railway enterprise with shares concurrently listed in Shanghai, Hong Kong and New York.
     We are mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi Railway, which is 481.2 kilometers long, running vertically through Guangdong Province. The Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou Railway, which connects Northern China with Southern China. The Guangzhou-Shenzhen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong, which is an important component of the transportation network of southern China, as well as the only railway channel linking Hong Kong with Mainland China. The Guangzhou-Shenzhen Railway is currently one of the most modern railways in the PRC as well as the first wholly fenced railway with four parallel lines in the PRC that allows passenger trains and freight trains to run on separate lines.
     Passenger transportation is our principal business. As of December 31, 2009, we operated 218 pairs of passenger trains in accordance with our daily train schedule, including 100 pairs of inter-city express trains between Guangzhou and Shenzhen, 13 pairs of Hong Kong Through Trains (including 11 pairs of Guangzhou-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 105 pairs of long-distance passenger trains. With our efforts to promote the development of high-speed passenger trains, our domestically manufactured electric multiple units trains, known as “China Railway High-Speed” or “CRHs”, with a top speed of 200 kilometers per hour, transported most of our passengers between Guangzhou and Shenzhen. One pair of CRHs between Guangzhou and Shenzhen is dispatched every 10 minutes on average during peak hours, in accordance with our “As-Frequent-As-Buses” operating model.
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
Background, Restructuring and Acquisition
     The railroad system between Guangzhou and Shenzhen was part of the original “Canton-Kowloon” railroad, which began operations in 1911. In 1949, following the establishment of the PRC, the railroad was divided into two sections, with the first linking Guangzhou and Shenzhen, and the second, across the Hong Kong border and separately owned, linking Luohu and the Kowloon peninsula in Hong Kong. The Guangzhou to Shenzhen railroad has been operated since 1949 by a sub-division of the Guangzhou Railway Bureau, a predecessor to GRGC.
     In 1979, Guangshen Railway Company, our predecessor, in conjunction with KCR, which has been merged into the MTR Corporation, or MTR, was engaged in the joint operation of Hong Kong Through Train passenger services between Guangzhou and Hong Kong.
     In 1984, to exploit the rapid growth in the Pearl River Delta, Guangshen Railway Company, our predecessor, was established pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Bureau. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, construction of the second line was completed. In 1991, Guangshen Railway Company began the construction of a semi- high-speed rail line and purchased high-speed locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 kilometers per hour. Our high-speed line was the first of its kind in China. Commercial operation of the high-speed trains commenced in December 1994.
     We were established as a joint stock limited company on March 6, 1996 following the Restructuring, which was carried out to reorganize the railroad assets and related businesses of Guangshen Railway Company and certain of its subsidiaries. As part of the Restructuring, 2,904,250,000 state legal person shares, par value RMB 1.00 per share, of our Company were issued to GRGC, a state-owned enterprise controlled by the MOR. Guangshen Railway Company retained the assets, liabilities and businesses not assumed by us, including units providing staff quarters and social services such as health care, education, public security and other ancillary services, as well as subsidiaries or joint ventures whose businesses do not relate to railroad operations and do not compete with our businesses. As part of our Restructuring, Guangshen Railway Company was renamed Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, or GEDC.
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
     On November 15, 2004, we entered into an asset purchase agreement with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets and liabilities, or the Acquisition. In order to finance such Acquisition, on December 13, 2006, we issued 2,747,987,000 A shares that are now listed for trading on the Shanghai Stock Exchange (stock code: 601333) and raised approximately RMB 10.0 billion from the A Share Offering. After the A Share Offering, approximately 41% of our issued and outstanding shares were owned by GRGC, while institutional and public shareholders own approximately 59% of our issued and outstanding ordinary shares, including A shares, H shares and ADSs.
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
     In March 2006 and July 2007, we conducted organizational reforms to streamline our organization and improve efficiency. Through these reforms, we restructured, and reallocated the responsibilities of our administrative and functional departments and made the following departments the functional departments under the supervision of our general manager: the

General Administrative Department, Finance Department, Human Resources Department, Transportation Administrative Department, Security Supervisory Department, Diversified Business Management Department and Audit Department. Our frontline production and operational departments were generally not affected by this organizational reform. In October 2007, we adjusted our overall railway transportation business units into 13 units. In April 2010, in order to further reduce our administrative expenses and improve the overall efficiency of our administration system, we made efforts to optimize our internal management structure, including establishing the General Administrative Department, the Human Resources Department, the Planning and Finance Department, the Operation Management Department and the Audit Department, each of which is under the supervision of our general manager, and outsourcing all other administrative functions to external service providers.
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
     As of June 11, 2010, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong (which we serve in conjunction with MTR). In addition to our Hong Kong Through Train passenger service in conjunction with the MTR, we also allow Hong Kong-bound freight trains to use our railroad.
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
     Westbound. Our line connects with the Guangzhou-Maoming rail line operated by Sanmao Railway Company, a company in which GRGC holds a 49% equity interest, that runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China.
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
Item 4B. Business Overview
Business Operations
     Our principal businesses are railroad passenger and freight transportation and railway network usage and services, which collectively generated 92.9% of our total revenue in 2009.
     On January 1, 2007, we acquired the railway transportation business of Guangzhou-Pingshi Railway. The Acquisition was financed with the proceeds from the A Share Offering.
     On April 18, 2007, after the national railway system of China implemented its sixth large-scale railway speed-up project, we commenced operation of the Fourth Rail Line between Guangzhou and Shenzhen. The Guangzhou-Shenzhen Railway is the first wholly fenced four-line railway in China that enables passenger trains and freight trains to run on separate lines. The start-up of the Fourth Rail Line has enhanced our transportation capacity.
     In 2007, we also put our domestically manufactured high-speed electric train sets into operation, which has been popular with our passengers. In addition, we continued to implement our “As-Frequent-As-Buses” operating model and improved our passenger service equipment. We have also focused on improving our corporate governance and safety procedures.
     In 2008, we further increased the frequency of our inter-city express trains between Guangzhou and Shenzhen and operated up to 120 pairs of such inter-city express trains on a daily basis. At the same time, we made great efforts to increase the number of domestic long-distance trains we operated. For example, we commenced the operation of the long-distance passenger trains between Shenzhen and Shaoguan and between Guangzhou and Zhengzhou in March 2008 and July 2008, respectively.
     In February 2009, we launched the Finance IC card and Fastpass card systems at stations along the Guangzhou-Shenzhen line, which enabled the passengers to board the trains by flashing the cards without having to queue for tickets. This has led to an increase in the passenger volume along the Guangzhou-Shenzhen line as it brings more convenience to our customers. From May 1, 2009, we began to operate our Guangzhou-Shenzhen inter-city trains under a stop-at-all-stations operating model, which allows passengers to get on and off the trains at all intermediary stations on that line, including Dongguan, Shilong and Zhangmutou stations. In addition, in order to increase the transportation capacity of our long-distance passenger lines, beginning from January 1, 2009, we converted the Guangzhou-Xi’an temporary passenger trains to regular passenger trains.
     In 2009, our total revenue was RMB 12,385.8 million, representing an increase of 6.0% from RMB 11,688.7 million in 2008. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses was RMB 7,195.7 million, RMB 1,210.1 million, RMB 3,105.6 million and RMB 874.3 million, respectively, accounting for 58.1%, 9.8%, 25.1% and 7.0%, respectively, of our total revenue in 2009. Our profit attributable to shareholders was RMB 1,364.5 million, representing an increase of 11.5% from RMB 1,224.1 million in 2008. The revenue from our other businesses was RMB 874.3 million, representing an increase of 0.9% from RMB 866.3 million in 2008.
     The table below summarizes our railroad transportation revenue and traffic volume in each of the five years ended December 31, 2005, 2006, 2007, 2008 and 2009.

	Year ended December 31,
	2005	2006	2007(7)	2008(7)	2009(7)
Passenger Transportation
Total passenger revenue (RMB millions)	2,253.34	2,608.84	5,833.54	6,759.23	7,195.71
Total passengers (millions)(1)	33.00	35.98	73.05	83.82	81.84
Revenue per passenger (RMB)(2)	N/A	N/A	N/A	N/A	N/A
Total passenger-kilometers (millions)	4,539.10	4,842.7	26,278.2	27,923.70	27,233.10
Revenue per passenger-kilometer (RMB)(3)	0.50	0.54	0.22	0.24	0.26
Freight Transportation
Total freight revenue (RMB millions)	540.34	565.56	1,326.45	1,324.70	1,210.12
Total freight tonnes (millions)	31.89	30.71	71.01	70.14	61.99
Revenue per tonne (RMB)(4)	16.94	18.42	18.68	18.89	19.52
Total tonne-kilometers (millions)	2,294.80	2,276.3	15,306.9	15,557.37	13,446.70
Revenue per tonne-kilometer (RMB)(5)	0.24	0.25	0.09	0.09	0.09
Railway Network Usage and Services (RMB millions)(6)	305.79	291.49	2,659.53	2,738.43	3,105.65

(1)	Prior to 2007, we recorded the aggregate of the passengers arriving at and departing from our railway stations as total passengers. As of January 1, 2007, we began recording only those passengers departing from our railway stations as our passengers. In order to make the presentation of our financial data in 2009 consistent with previous years, we have adjusted the numbers of total passengers for the years ended December 31, 2005 and 2006 to only include passengers departing from our railway stations.

(2)	Revenue per passenger is calculated by dividing the total passenger revenue (including revenue of long-distance passenger trains) by total number of passengers. Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.

(3)	Revenue per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business. The decrease in revenue per passenger-kilometer in 2007, 2008 and 2009 from 2006 was primarily due to our acquisition of the railway transportation business between Guangzhou and Pingshi in 2007, whose passenger transportation business had lower pricing levels than the Guangzhou-Shenzhen Railway we operated before 2007.

(4)	Revenue per tonne is calculated by dividing total freight revenue by total freight tonnes. Management believes that revenue per tonne is a useful measure for assessing the revenue levels of our freight transportation business.

(5)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenue per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business. The decrease in revenue per tonne-kilometer in 2007, 2008 and 2009 from 2006 was primarily due to our acquisition of the railway transportation business between Guangzhou and Pingshi in 2007, whose freight transportation business had lower pricing levels than the Guangzhou-Shenzhen Railway we operated before 2007.

(6)	Since our revenue from railway network usage and services was insignificant before the acquisition of the railway transportation business of Guangzhou-Pingshi Railway in 2007, we recorded such revenue into the revenue from passenger and freight transportation in previous years. Upon the acquisition of the railway transportation business of Guangzhou-Pingshi Railway, our revenue from railway network usage and services have become material. Our management decided to record the revenue from railway network usage and services separately starting from the year ended December 31, 2007. To conform to the current year presentation, we have adjusted the revenue of each of the years ended December 31, 2005 and 2006.

(7)	On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway came under the control of our Company. Accordingly, we consider January 1, 2007 as the effective date of the acquisition for accounting purposes. Prior to our A Share Offering, Yangcheng Railway Company and our Company were both controlled by the MOR, as the MOR indirectly held controlling interests in both companies. Subsequent to our A Share Offering, the equity interest of the MOR in our Company decreased to approximately 41%. On January 1, 2007, Yangcheng Railway Company and our Company were no longer deemed to be under common control. As a result, such transaction does not constitute a business combination under common control because our Company and Yangcheng Railway Company are not ultimately controlled by the same party both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting and the results of operations of Yangcheng Railway Business have been included in our consolidated comprehensive income statement starting from January 1, 2007. As a result, our consolidated financial information for each of the years ended December 31, 2007, 2008 and 2009 included in this annual report has reflected the impact arising from the Acquisition.
Passenger Transportation
     Passenger transportation is our largest business segment, accounting for 58.1% of our total revenue and 62.5% of our railroad transportation revenue in 2009. Our passenger train services can be categorized as follows:
•	intercity high-speed express trains between Guangzhou and Shenzhen;

•	Hong Kong Through Trains between Hong Kong and Guangzhou; and

•	domestic long-distance trains.
     As of December 31, 2009, we operated 218 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing a decrease of 21.5 pairs from 239.5 pairs as of December 31, 2008, of which:
•	100 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen (including 15 stand-by pairs), representing a decrease of 20 pairs;

•	13 pairs were Hong Kong Through Trains, including 11 pairs of Hong Kong Through Trains, one pair of through train between Zhaoqing and Kowloon, and one through train that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line; and

•	105 pairs were domestic long-distance passenger trains, representing a decrease of 1.5 pairs from 106.5 pairs as of December 31, 2008, which included 16.5 pairs of long-distance passenger trains operated by us between Shenzhen and Yueyang, between Shenzhen and Shanghai South, between Shenzhen and Beijing West, between Kowloon and Beijing West, between Shenzhen and Shaoguan, between Guangzhou and Chongqing North, between Guangzhou and Wanzhou, between Guangzhou and Liuzhou, between Guangzhou and Xi’an, between Guangzhou and Taizhou, between Guangzhou and Shanghai South, between Guangzhou and Jiujiang, between Chenzhou and Foshan, between Guangzhou and Zhangjiajie, between Guangzhou and Lhasa and between Sanya and Beijing West, and 88.5 pairs of domestic long-distance trains, operated by other operators but originating or terminating on, or passing through, our railroad.
     The table below sets out passenger revenue and volumes for our Hong Kong Through Trains and domestic trains in each of 2007, 2008 and 2009:

	Total passenger revenue			Total passengers			Revenue per passenger
	2007	2008	2009	2007	2008	2009	2007		2008		2009
	(RMB millions)			(millions)					(RMB)
Guangzhou-Shenzhen Trains	1,494.2	1,973.1	2,046.6	24.7	32.1	33.5	60.5		61.5		61.1
Hong Kong Through Trains (1)	430.5	380.3	378.4	3.2	3.1	2.8	134.5		122.1		135.2
Long-distance Trains (1)	3,908.8	4,405.8	4,770.6	45.1	48.6	45.5	N/A	(2)	N/A	(2)	N/A	(2)
Combined passenger operations	5,833.5	6,759.2	7,195.6	73.0	83.8	81.8	N/A	(2)	N/A	(2)	N/A	(2)

(1)	The operation of Beijing-Kowloon Through Trains, which run between Beijing West and Kowloon, has been handed over to our Company since January 1, 2009. Before 2009, our Company’s revenue from Beijing-Kowloon Through Trains, excluding the revenue attributable to MTR in Hong Kong, was generated only from the Guangzhou East-Kowloon section that implemented a special pricing policy. Starting from January 1, 2009, all the revenue generated from the operation of Beijing-Kowloon Through Trains, excluding the revenue attributable to MTR in Hong Kong, became the revenue of our Company. We divide the revenue generated from the operation of Beijing-Kowloon Through Trains into two parts: (i) all the revenue generated from passengers departing for or from Hong Kong, excluding the revenue attributable to MTR, is accounted as revenue from Hong Kong Through Trains and (ii) the remaining revenue is accounted as revenue from long-distance trains.

(2)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.
     Guangzhou-Shenzhen Trains. In 2009, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed a substantial portion to our railroad passenger transportation revenue. In 2009, we did not operate any regular speed inter-city train between Guangzhou and Shenzhen. As of December 31, 2009, we operated, on average, a total of 100 pairs of CRH high-speed passenger trains between Guangzhou and Shenzhen daily. Such CRH high-speed trains are capable of running at about 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 4.4% from 32.1 million in 2008 to 33.5 million in 2009. The revenue from our Guangzhou-Shenzhen trains increased by 3.7% from RMB 1,973.1 million in 2008 to RMB 2,046.6 million in 2009. The increase in passenger volume of Guangzhou-Shenzhen trains was primarily due to (i) the implementation of a stop-at-all-stations operating model from May 2009, which enables the passengers to get on or off our trains at intermediary stations, such as Dongguan, Shilong and

Zhangmutou stations; (ii) further improvement of the “As-Frequent-As-Buses” operating model of Guangzhou-Shenzhen trains; (iii) a decrease in the severity of the impact of the financial crisis and the outbreak of H1N1 influenza upon the volume of our passengers as compared to 2008 and (iv) the implementation of the Finance IC card and Fastpass card systems since February 2009 at stations along Guangzhou-Shenzhen line, which enable the passengers to board the train by flashing the cards without having to queue for tickets, bringing more convenience for passengers and resulting in an increase in the volume of our passengers.
     Hong Kong Through Trains. We currently operate, jointly with the MTR, 13 pairs of Hong Kong Through Trains, including 11 pairs of Guangzhou-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains, and another pair of through train that operates on alternate days either on the Beijing-Kowloon line or the Shanghai-Kowloon line. We operate certain Hong Kong Through trains in cooperation with MTR. We are responsible for the operation of the Beijing-Kowloon Through Trains and eight pairs of Guangzhou-Kowloon Through Trains while MTR is responsible for the operation of three pairs of Guangzhou-Kowloon Through Trains. In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates.
     The Hong Kong Through Train services beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai are provided by GRGC and Shanghai Railway Bureau. Revenue from these Hong Kong Through Trains on the Guangzhou-Hong Kong section are shared between MTR and us, in proportion to our track mileage for the Hong Kong Through Train services, with 81.2% accruing to us and 18.8% to MTR. In addition, we share all related costs with MTR at the same rate for the Hong Kong Through Train services.
     Most of the passengers taking our Hong Kong Through Trains are from Hong Kong, Macau, Taiwan and foreign countries, and many are business travelers. As the prices for our Hong Kong Through Train services are higher than the prices we charge for our domestic train services, these Hong Kong Through Train services produce higher per-passenger revenue than our other passenger train services.
     In 2009, the volume of passengers who traveled on the Hong Kong Through Trains decreased by 2.4% from 3.115 million in 2008 to 2.799 million in 2009. The decrease was mainly due to (i) the global financial crisis and economic downturn; (ii) the outbreak of H1N1 influenza and the freezing weather around the end of 2009 and (iii) the increased frequency of Guangzhou-Shenzhen inter-city express trains which has diverted a portion of the Hong Kong Through Train passengers. The revenue from Hong Kong Through Trains decreased by 0.5% from RMB 380.3 million in 2008 to RMB 378.4 million in 2009 mainly due to the fact that the operation of Beijing-Kowloon Through Trains has been handed over to our Company since January 1, 2009, leading to growth in the revenue attributable to our Company, which partially offset the decrease in revenue from the Hong Kong Through Trains caused by the decline in the volume of passengers.
     Domestic Long-distance Trains. As of December 31, 2009, we operated on a daily basis 105 pairs of domestic long-distance passenger trains on our rail lines to cities in Guangdong,

Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Shandong provinces, Chongqing, Shanghai, Beijing, Tianjin, Guangxi Autonomous Region and Tibet Autonomous Region. In 2009, the number of passengers traveling on our long-distance trains was 45.5 million, representing a decrease of 6.4% from 48.6 million in 2008. The decrease in the volume of passengers of the long-distance trains was mainly attributable to (i) the decrease in the number of migrant workers traveling by train as a result of the closures or bankruptcies of some small and medium size enterprises in the Pearl River Delta caused by the global financial crisis and economic downturn and (ii) the outbreak of H1N1 influenza and the freezing weather around the end of 2009.
     In 2009, our revenue from long-distance trains was RMB 4,770.6 million, representing an increase of 8.3% from RMB 4,405.8 million in 2008, mainly due to (i) the increase in the volume of passengers for the trains directly operated by us, despite the decrease in the total number of passengers for the long-distance trains passing through our service territory; (ii) the increase in the revenue generated from the operation of Beijing-Kowloon Through Trains and (iii) the fact that there were no severe weather conditions occurring in the first quarter of 2009 in contrast to the same period of 2008.
     Major Stations. The following are the major train stations owned and operated by us as of December 31, 2009:
     Guangzhou East Station. Our Guangzhou East Station provides services for our railway transportation services between Guangzhou and Shenzhen and between Guangzhou and Hong Kong and provides a hub for long-distance trains to different locations within China. Our Guangzhou East Station is connected to Lines 1 and 3 of the Guangzhou municipal subway. As of December 31, 2009, the Guangzhou East Station handled on a daily basis 12 pairs of Hong Kong Through Trains, 100 pairs of Guangzhou-Shenzhen trains, 15 pairs of long-distance passenger trains between the Guangzhou East Station and other locations in China, including Shantou, Nanchang, Hefei, Macheng, Shenyang North, Xiangfan, Tsingtao, Yingtan, Harbin, Xiamen, Taiyuan and Beijing West (one train every two days), Shanghai (one train every two days), Shaoguan, Chenzhou, Shanghai South, and six pairs of passenger trains passing through the Guangzhou East Station. In 2009, the number of passengers traveling from Guangdong East Station was approximately 17.3 million.
     Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Kowloon and Zhaoqing. As of December 31, 2009, this station handled on a daily basis the transfer service for nine pairs of domestic long-distance passenger trains, 100 pairs of Guangzhou-Shenzhen high-speed passenger trains and 10 pairs of Hong Kong Through Trains. In 2009, the number of passengers traveling from Dongguan Station was approximately 4.2 million.
     Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line and connected to Line 1 of Shenzhen’s subway system. In 2002, we introduced China’s first computerized ticket hall in our Shenzhen Station. As of December 31, 2009, our Shenzhen Station handled on a daily basis more than 100 pairs of Guangzhou-Shenzhen passenger trains and 18 pairs of domestic long-distance passenger trains between Shenzhen and other locations in China, including Beijing (two pairs), Changsha, Shaoguan, Wuchang (four pairs), Shantou, Zhengzhou, Fuzhou, Shenyang, Xi’an, Changde, Jiujiang, Yueyang, Guilin, and Shanghai. In 2009, the number of passengers traveling from Shenzhen Station was approximately 18.9 million.
     Shaoguan East Station. Our Shaoguan East Station is an important transportation hub in the north part of Guangdong Province, which handles both passengers and freight transportation. In the year ended December 31, 2009, our Shaoguan East Station handled on a daily basis 53 pairs of passenger trains. In 2009, the number of passengers traveling from Shaoguan East Station was approximately 3.6 million.
     Guangzhou Station. Guangzhou Station is the largest passenger station in South China and is connected with the Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway and Guangmeishan Railway. Our Guangzhou Station is also indirectly connected with the Beijing-Kowloon Railway via the Guangzhou-Shenzhen Railway. In the year ended December 31, 2009, our Guangzhou Station handled on a daily basis 86 pairs of passenger trains and 156 pairs during the Chinese New Year holiday period. In 2009, the number of passengers traveling from Guangzhou Station was 29.7 million. During the Chinese New Year holiday period in 2009, the number of daily passengers traveling from our Guangzhou Station exceeded 520,000.
Freight Transportation
     Revenue from our freight transportation accounted for 9.8% of our total revenue and 10.5% of our railroad transportation revenue in 2009. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.
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

     The total tonnage of freight we transported in 2009 was 62.0 million tonnes, representing a decrease of 11.6% from 70.1 million tonnes in 2008. Revenue from freight transportation business in 2009 was RMB 1,210.1 million, representing a decrease of 8.7% from RMB 1,324.7 million in 2008. This decrease is primarily due to the global financial crisis and the slowdown of business activities in the Pearl River Delta region.
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
     The following table shows the composition of our freight volume by percentage for the three years ended December 31, 2007, 2008 and 2009 (based on tonnes transported):

	Outbound Freight			Inbound (and Pass-through) Freight
	2007	2008	2009	2007	2008	2009
				As a Percentage of Total Inbound
	As a Percentage of Total Outbound Freight			(and Pass-through) Freight
Construction materials	44.9%	40.6%	37.7%	36.5%	34.7%	37.0%
Energy products	27.3%	26.0%	25.6%	24.7%	22.9%	22.1%
Food products	2.8%	3.1%	3.4%	14.9%	15.3%	11.7%
Chemicals	3.2%	3.3%	2.8%	9.3%	10.1%	11.1%
Manufactured goods	2.1%	3.0%	4.0%	1.3%	1.7%	1.6%
Containers	13.2%	17.5%	20.0%	9.6%	11.8%	13.4%
Other goods	6.5%	6.5%	6.5%	3.7%	3.5%	3.1%

Total	100%	100%	100%	100%	100%	100%

Railway Network Usage and Services Business
     Revenue from our railway network usage and services accounted for 25.1% of our total revenue and 27.0% of our railroad transportation revenue in 2009. Railway network usage and services mainly include the locomotive traction, track usage, electric catenaries (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services. In 2009, our revenue from railway network usage and services was RMB 3,105.7 million, representing an increase of 13.4% from RMB 2,738.4 million in 2008. The increase in revenue from railway network usage and services was principally due to the increase in the number of long-distance trains operated by other railway companies (bureaus) that use our tracks and services as a result of the adjustment of the national railway operating diagram in April 2009.

     The following table shows the composition of our revenue from railway network usage and services for the three years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
	(RMB millions)
Locomotive traction	1,155.3	1,114.2	1,359.9
Track usage	919.7	953.5	1,026.7
Electric catenaries	211.2	281.8	283.3
Vehicle coupling	216.6	224.0	275.4
Other services	156.7	164.9	160.4

Total	2,659.5	2,738.4	3,105.7

Other Businesses
     We engage in other businesses principally related to our railroad transportation business. Revenue from our other businesses accounted for 7.0% of our total revenue in 2009. Our other businesses mainly consist of sale of materials and supplies, maintenance and repair of trains, on-board catering services, labor services, operation of restaurants, hotels and warehouses, and other businesses related to railway transportation.
     Revenue from our other businesses in 2009 was RMB 874.3 million representing an increase of 0.9% from RMB 866.3 million in 2008. The increase in revenue from other businesses was mainly due to the increase in demand for our train maintenance services.
     The table below sets out the revenue for our other businesses, by categories of activity, in each of 2007, 2008 and 2009:

				As a Percentage of Total Revenue
	Revenue			from Other Businesses
	2007	2008	2009	2007	2008	2009
	(RMB millions)
Sale of materials and supplies	103.8	227.7	154.1	15.1%	26.3%	17.6%
Maintenance of trains	239.2	225.5	241.4	34.7%	26.0%	27.6%
On-board catering services	67.3	106.5	118.5	9.8%	12.3%	13.5%
Labor services	49.7	62.2	67.8	7.2%	7.2%	7.8%
Other services related to railway transportation	229.0	244.4	292.5	33.2%	28.2%	33.5%
Total	689.0	866.3	874.3	100%	100%	100%
Seasonality of Our Railway Transportation Business
     There is some seasonality in our businesses. The first quarter of each year typically contributes the highest portion of our annual revenue, mainly because it coincides with the Spring Festival holidays (Chinese New Year holidays) when Chinese people customarily travel from all over the country back to their hometowns. In addition, the New Year holidays, the Qingming Festival Holidays, the Labor Day holidays, the Dragon Boat Festival Holidays, summer holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand.
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
     In February 2009, we launched the Finance IC card and Fastpass card systems at stations along the Guangzhou-Shenzhen line, which enabled the passengers to board the trains by flashing the cards without having to queue for tickets.
     The current settlement method stipulated by the MOR for passenger transportation provides that all revenue from passenger train services (including revenue generated from luggage and parcel services) is considered passenger transportation revenue and belongs to the railway bureau that operates that train. The railway bureau in turn pays other railway bureaus the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway bureaus operating the long-distance train services are required to pay us the following fees: (i) the portion of the revenue from the sale of tickets that is higher than the PRC national railway standards due to our special pricing standards and (ii) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenue from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See “Item 4B. Business Overview — Regulatory Overview — Pricing.”
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
     Pursuant to the settlement methods issued by the MOR, which became effective from January 1, 2005, all freight transportation fees relating to post parcels and luggage, containers and special goods shall be collected by Zhongtie Parcels Courier Company Limited, Zhongtie Container Transportation Company Limited and Zhongtie Special Goods Transportation Company Limited, or collectively the Professional Transportation Companies. The Professional Transportation Companies shall pay railway usage fees to relevant railway bureaus and companies, including us. In order to make itemized revenue from freight match freight volume, and remain comparable with previous years, these railway usage fees have been recorded, as appropriate, as revenue generated from freight dispatch, as well as freight reception and transit, based on the freight dispatched or received and transited.
Competition
     We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. As the Wuhan-Guangzhou passenger line commenced operation in December 2009, which passes through our service territory, we compete for long-distance travelling passengers against other railway service providers. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We also face competition from the providers of a variety of other means of transportation within our service territory.
     With respect to passenger transportation, we face competition from bus services, which are available between Guangzhou and Hong Kong, between Guangzhou and Shenzhen and between many other locations that we provide passenger transportation services. Bus fares are typically lower than the fares for our passenger train services. Furthermore, buses can offer added convenience to passengers by departing from or arriving at locations outside their central terminals, such as hotels. However, train services generally offer greater speed, safety and reliability than bus services. In addition, since the implementation of our “As-Frequent-As-Buses” operating model in October 2001, our high-speed train services and Hong Kong Through Train services have enabled us to compete more effectively with bus operators in terms of speed and frequency. We also compete to a lesser extent with commercial air passenger transportation services and ferry services operating between Guangzhou and Hong Kong.
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
Equipment, Tracks and Maintenance
     As of December 31, 2009, we owned 12 high-speed diesel locomotives, 56 regular-speed passenger diesel locomotives, 55 freight diesel locomotives, 50 shunting locomotives, 73 high-speed electric passenger train, 74 regular-speed electric passenger train, 29 high speed CRHs, 1,431 regular-speed passenger coaches and seven trial locomotives. We currently use 20 high speed CRHs for our passenger transportation business between Guangzhou and Shenzhen.
     The freight cars we use are all leased from the MOR, to which we pay uniform rental fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2007, 2008 and 2009 were approximately RMB 156.6 million, RMB 176.9 million and RMB 162.7 million, respectively.
     From 2007, we started the operation of our CRHs, which we bought from Bombardier Sifang Power (Qingdao) Transportation Ltd. and Bombardier Sweden Transportation Ltd. Each CRH has the top speed of 200 kilometers per hour and we believe that the introduction of CRHs has strengthened our capability to deliver safety, speed, comfort and quality in our transport services and increased our efficiency and competitiveness.
     Our repair and maintenance facilities, including our Guangzhou passenger vehicle maintenance facility, Shipai passenger vehicle maintenance facility and Guangzhou North vehicle maintenance facility, provide services for general maintenance and routine repairs on our coaches and locomotives. Major repairs and overhauls are performed by manufacturers or qualified railway bureaus or plants. The repair and maintenance services for the CRHs are provided by our Guangzhou East Concord operation department.
     We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2006 and 2007, as part of our Fourth Rail Line construction, we made improvements to 24.6 kilometers of railroad. In 2008 and 2009, we made improvements to approximately 73 kilometers and 141 kilometers of railroad, respectively.
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
Major Suppliers and Service Providers
     We purchase our locomotives and coaches, as well as most other railway equipment and materials, directly from China Northern Locomotive & Rolling Stock Industry (Group) Corporation, China Southern Locomotive & Rolling Stock Industry (Group) Corporation and China Railway Materials and Supplies Corporation, all of which are state-owned enterprises. In addition, we purchased the CRHs from Bombardier Sifang Power (Qingdao) Transportation Ltd., a Sino—foreign equity joint venture, and Bombardier Sweden Transportation Ltd. We also purchase equipment from foreign vendors or other domestic suppliers. We are not materially dependent upon any domestic or foreign suppliers.
     We lease a portion of the locomotives and rolling stock that are used in our transportation operations from GRGC and its subsidiaries, which also provide services for these locomotives and rolling stock under contracts which stipulate fees based on a cost plus profit formula. The profit portion is fixed for a 10-year term at 8% of costs. Costs include all actual costs related to providing and servicing the locomotives and rolling stock. Because such costs are affected by inflation, we are subject to inflationary risks in connection with our payment obligations under these service contracts. GRGC and some of its subsidiaries, such as Guangmeishan Railway Company, have similar agreements with us to provide services and assistance with respect to our railroad operations. GEDC and Yangcheng Railway Company provide public security for our employees and their families under a contract and in exchange for fee payments.
     Under the Rules Governing the Listing of Securities on the HKSE, or the HKSE Listing Rules, transactions between us and our connected persons constitute connected transactions and such transactions are normally subject to reporting, announcement and/or shareholders’ approval unless otherwise waived by the HKSE. Our independent non-executive directors review and certify annually that these contracts are entered into on normal commercial terms that are fair and reasonable to us. The above transactions are exempted from the strict compliance of the requirements under the HKSE Listing Rules in relation to connected transactions, subject to certain conditions set forth in the waiver letter issued by the HKSE. On January 13, 2006, we entered into a provisional comprehensive services agreement with GRGC, or the GRGC Provisional comprehensive services agreement, and a comprehensive services agreement with GEDC, or the GEDC comprehensive services agreement, both of which became effective on March 3, 2006 after being approved at our shareholders’ general meeting. On April 19, 2007, we and GEDC entered into a supplemental agreement to the GEDC comprehensive services agreement that shortened the term of the GEDC comprehensive services agreement to December 31, 2007 and increased the annual cap on related party transactions from RMB 76.4 million to RMB 139.7 million. On December 27, 2007, at the second extraordinary shareholders’ general meeting for the year 2007, our independent shareholders approved the increase of the annual cap for the services provided by Yangcheng Railway Company in the year ended December 31, 2007 from RMB 260 million to RMB 389 million. Meanwhile, the second extraordinary shareholders’ general meeting also approved the new comprehensive service agreements that we entered with GRGC, GEDC and Yangcheng Railway Company on November 5, 2007 and the annual caps for the related-party transactions between us and each of GRGC, GEDC and Yangcheng Railway Company for the years ended December 31, 2008, 2009 and 2010. In addition, on December 4, 2008, at the first extraordinary shareholders’ general meeting for the year 2008, our independent shareholders approved further amendments to the new comprehensive service agreements and the annual caps for related-party transactions between us and each of GRGC, GEDC and Yangcheng Railway Company for the years ended December 31, 2008, 2009 and 2010.
     In 2009, the total amount of the payments we made to GRGC and its subsidiaries accounted for 27.9% of our railroad business operating costs for the year. See “Item 7B. Related Party Transactions.”
     The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2007, 2008 and 2009, we paid approximately RMB 402.6 million, RMB 606.9 million and RMB 561.5 million, respectively, in electricity charges.
     Our five largest customers accounted for less than 30% of our revenue, and our five largest suppliers of raw materials accounted for less than 30% of our purchases in 2009.
Regulatory Overview
     As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations. We are also subject to industry regulation by the MOR within the overall framework of the PRC national railway system.
National Railway System
     Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. State-owned railroads are invested by the central government of the PRC. The state-owned railway system comprises over 70% of all rail lines, including all trunk lines, and operates as a nationwide integrated system under the supervision and management of the MOR.. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. Although the MOR does not operate other railroads, it provides guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR’s responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system.
     Prior to March 18, 2005, the MOR divided the national railway system into 15 regions, each overseen and operated by a separate railway bureau or railway group company. Ten of these 15 administrations were further subdivided on a geographical basis into 41 railway sub-administrations or railway general companies. On March 18, 2005, the MOR issued a notice, pursuant to which all railway general companies were dissolved and three new railway group companies were established. As a result, the number of railway group companies increased to 18. Railway group companies are directly responsible for passenger and freight transportation as well as the coordination and supervision of operations carried out by train stations within their respective service territory.
Transport Operations
     The transport operations of the PRC national railway system are organized under the centralized regulation of the MOR. In order to promote efficient utilization of the railroad network nationwide, the MOR supervises and coordinates traffic flow on national trunk lines and through any connection points, where two rail lines operated by different companies connect to each other, in the system. Based on route capacity, available equipment and national priorities, the MOR formulates and issues the plans to the railway bureaus or railway group companies regarding routings on trunk lines, allocation of transportation capacities between railway bureaus or railway group companies at the connection points and allocation of freight cars to railway bureaus or railway group companies. The MOR also regulates the dispatch of empty freight cars to designated locations in order to enhance the utilization rate of the freight cars within the national railway system. Within the plans set forth by the MOR, each railway bureau and railway group company supervises and coordinates traffic within its own jurisdiction.
     Our passenger and freight operations that involve long-distance routing beyond our own lines, are conducted, in general, pursuant to quota allocations from GRGC based on the quota allocations GRGC receives from the MOR. The plans and schedules for our passenger and freight services that are conducted solely on our own lines are determined by us; while our passenger and freight services that run beyond our own lines are subject to overall planning and scheduling of GRGC and/or the MOR.
     Since March 1996, the MOR and GRGC have provided us with substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet passenger demand. On October 21, 2001, we successfully launched our “As-Frequent-As-Buses” operating model, which provides intercity express train services. As of December 31, 2009, the total number of inter-city high-speed passenger trains running daily between Guangzhou and Shenzhen was 100 pairs (including 15 pairs of stand-by trains). We currently have 105 pairs of long-distance trains and 13 pairs of Hong Kong Through Trains.
     Where our service runs beyond our own line, clearance by and coordination with GRGC is necessary. To the extent that we operate long-distance services beyond GRGC’s jurisdiction, they are subject to coordination and clearance by the MOR. In addition, in order to enable GRGC and the MOR to allocate freight cars and control traffic going through connection points, we are required to provide GRGC with prior written notice, on a monthly basis, of the number and types of freight cars we will require, as well as the number of our freight trains that will go through particular connection points. Furthermore, we must still carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR or GRGC. Revenue from military and diplomatic transport generally account for less than 1% of our total transportation revenue. Emergency aid transport is required only during periods of natural disasters declared by the PRC government, and is provided free of charge.
Pricing
     In general, the MOR is responsible for preparing a proposal for the baseline pricing standards for the nationwide railway system with respect to freight and passenger transportation. Such proposed pricing standards will take effect after being approved by and/or filed with relevant PRC government authorities.
     Pursuant to relevant approvals from the MOR and other relevant PRC government authorities, we have some discretion to adjust and determine our service price. With respect to our freight transportation services within our Guangzhou-Shenzhen lines, we may set our prices within a range between 50% and 150% of national price levels. With respect to our passenger transportation services, we may set the prices for our regular speed Guangzhou-Shenzhen trains within a range between 25% and 225% of national price levels, and may freely determine the prices for our high-speed express trains between Guangzhou and Shenzhen. In addition, we set the prices for our Hong Kong Through Trains in consultation with MTR, our business partner and the prices for our Hong Kong Through Trains are higher than the prices we charge for our domestic train services.
Environmental Protection
     We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2009, our environmental protection-related expenses remained stable at RMB 1.0 million as in 2008.
Insurance
     Pursuant to applicable PRC regulations, we are liable for the compensation to passengers for bodily injury arising from accidents up to the limit of RMB 150,000/person and RMB 2,000/person for loss of or damage to carry-on parcels. With respect to loss of or damage to baggage, parcels and freight, our customers may elect to purchase insurance administered by the MOR for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB 15 for each kilogram of damaged or lost baggage and/or parcels. Freight transport customers who elect not to purchase insurance, may recover up to RMB 100 for each tonne of damaged or lost freight or RMB 2,000 for each package, depending on the methods adopted to calculate such freight.
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
     In addition, we have taken out basic retirement insurance, basic medical insurance, work-related personal injury insurance policies and child-bearing insurance for our employees.
Item 4C. Organizational Structure
     The following table lists the significant subsidiaries of our Company as of December 31, 2009:

	Country of	Percentage of Interest held
Name	Incorporation	by our Company

Guangshen Railway Dongqun Trade and Commerce Service Company	PRC	100%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Guangshen Railway Travel Service Ltd.	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	55%
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangzhou Tielian Economy Development Company Limited	PRC	50.5%
Shenzhen Nantie Construction Supervision Company	PRC	76.66%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Property Management Company Limited	PRC	100%
Guangzhou Dongqun Advertising Company Limited	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%
Item 4D. Property, Plant and Equipment
     We occupy a total area of approximately 39.7 million square meters, among which, we own the land use right of approximately 11.7 million square meters on which our buildings and facilities of Guangzhou-Shenzhen railway are located, and we lease approximately 28.0 million square meters from GRGC for the Guangzhou-Pingshi Railway.
     With respect to the land for which we hold the land use rights, the terms range from 36.5 to 50 years, terminating between 2031 and 2055. Pursuant to relevant PRC regulations currently in effect, these land use rights are renewable at the end of their terms upon execution of relevant documentation and payment of applicable fees. With respect to the land leased from GRGC, the term is 20 years, terminating in 2027. Based on the land lease agreement we entered into with GRGC in 2004, we can renew such lease at our discretion upon the expiration of the term of such land lease.
     As of December 31, 2009, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land of our Company with an aggregate area of approximately 1,620,894 square meters. After consultation with our Company’s PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.
     As of December 31, 2009, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, with an aggregate area of approximately 252,247 square meters, which had an aggregate carrying value of approximately RMB1,329.8 million. After consultation with our Company’s legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.
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
     As of June 11, 2010, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 402,438 square meters.
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
Overview
     Our principal businesses are railroad passenger and freight transportation as well as railway network usage and services on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services. We also operate the Hong Kong Through Trains under a cooperative arrangement with MTR in Hong Kong. Prior to the Acquisition, our key strategic focus in recent years was to provide high-speed passenger train services in the Guangzhou-Shenzhen corridor. After the Acquisition, we aim to establish ourselves as a comprehensive railway service provider on the Shenzhen-Guangzhou-Pingshi corridor by providing passenger transportation, freight transportation and railway network usage and services to our customers. In addition to our core railroad transportation business, we also engage in other businesses that complement our core businesses, including on-board and station sales, restaurant services, as well as advertising and tourism.
     For the year ended December 31, 2009, our total revenue was RMB 12,385.8 million, profit attributable to shareholders was RMB 1,364.5 million, and earnings per share were RMB 0.19. Railroad business revenue accounted for 93.4%, 92.6% and 92.9% of our total revenue in 2007, 2008 and 2009, respectively.
     In 2007, we acquired the railway transportation business of Guangzhou-Pingshi Railway, which was financed with the proceeds from our A Share Offering. We also commenced operation of our Fourth Rail Line between Guangzhou and Shenzhen, put into operation our domestically manufactured high-speed electric train sets and continued to implement our “As-Frequent-As-Buses” operating model in 2007.
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
     Starting from January 1, 2009, the operation of Beijing-Kowloon Through Trains was handed over to our Company. In February 2009, we installed and implemented the Finance IC card and Fastpass card systems at all stations for the Guangzhou-Shenzhen inter-city trains. Since May 1, 2009, we began to operate our Guangzhou-Shenzhen inter-city trains under the stop-at-all-stations operating model, which led to an increase in the passenger traffic at each intermediary station, including Dongguan, Shilong and Zhangmutou stations.
     Passenger transportation is our principal business. In 2009, the total number of our passengers was 81.8 million, representing a decrease of 2.4% from 83.8 million in 2008. However, due to the handover of operation of Beijing-Kowloon Through Trains to our Company beginning on January 1, 2009 and the implementation of the Finance IC card and Fastpass card systems, we achieved an increase in our passenger transportation revenue from RMB 6,759.2 million in 2008 to RMB 7,195.7 million in 2009, representing an increase of 6.5%.

     We transported a total of 62.0 million tonnes of freight in 2009, representing a decrease of 11.6% from 2008. Freight transportation revenue in 2009 was RMB 1,210.1 million, representing a decrease of 8.7% from 2008.
     Revenue from our railway network usages and services business was RMB 3,105.7 million in 2009, representing an increase of 13.4% from 2008.
     Revenue from our other businesses was RMB 874.3 million in 2009, representing an increase of 0.9% from 2008.
Item 5A. Operating Results
Principal Factors Affecting Our Results of Operations
     Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Pingshi, Guangzhou and Shenzhen, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and mainland China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the recent global financial crisis and economic downturn had adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China was severe in the second half of 2008. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the economy in China, as well as in many other places around the world, has recovered since the second half of 2009, the global financial crisis and economic downturn may continue to have a material and adverse effect on our businesses, results of operations and financial condition.
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
Year ended December 31, 2009 compared with year ended December 31, 2008
Revenue
     In 2009, our total revenue was RMB 12,385.8 million, representing an increase of 6.0% from RMB 11,688.7 million in 2008. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses was RMB 7,195.7 million, RMB 1,210.1 million, RMB 3,105.7 million and RMB 874.3 million, respectively, accounting for approximately 58.1%, 9.8%, 25.1% and 7.0%, respectively, of our total revenue in 2009.
     Passenger transportation service. Passenger transportation remains our most important business. As of December 31, 2009, we operated 218 pairs of passenger trains daily, representing a decrease of 21.5 pairs from the number in operation as of December 31, 2008. There were 100 pairs of high-speed passenger trains between Guangzhou and Shenzhen, a decrease of 20 pairs compared to 2008, 13 pairs of Hong Kong Through Trains, and 105 pairs of long-distance passenger trains, a decrease of 1.5 pairs compared to 2008.
     In 2009, our total number of passengers was 81.8 million, representing a decrease of 2.4% from 83.8 million in 2008. Our revenue from passenger transportation was RMB 7,195.7 million in 2009, representing an increase of 6.5% from RMB 6,759.2 million in 2008. The decrease in the total number of passengers in 2009 was mainly due to the decrease in the number of passengers using our Hong Kong Through Trains and long-distance trains services, which was a result of the reduced number of people travelling in the Pearl River Delta region caused by the financial crisis and economic downturn and the outbreak of H1N1 influenza in China in 2009. Despite the decrease in the total number of passengers, our revenue from passenger transportation increased in 2009, primarily due to our effective marketing efforts in 2009 and the fact that our long-distance passenger transportation was not adversely affected by extreme weather conditions such as severe snow storms that occurred in 2008. The increase in our revenue from passenger transportation in 2009 was also due to the increase in the revenue generated from the Guangzhou-Shenzhen inter-city trains as a result of the implementation of a stop-at-all-stations operating model for the Guangzhou-Shenzhen inter-city trains from May 2009, as well as the introduction of the Finance IC card and Fastpass card systems since February 2009.
     The following table sets forth our revenue from passenger transportation and the number of passengers for the three years ended December 31, 2009:

	Year ended December 31,			Change in 2009 from
	2007	2008	2009	2008
Revenue from passenger transportation (RMB thousands)	5,833,538	6,759,229	7,195,717	6.5%

Total passengers (thousands) (1)	73,053	83,825	81,838	(2.4%)
Revenue per passenger (RMB)(2)	N/A	N/A	N/A	N/A
Total passenger-kilometers (millions)	26,278.2	27,923.7	27,233.1	(2.5%)
Revenue per passenger-kilometer (RMB)	0.22	0.24	0.26	8.3%

(1)	Prior to 2007, we recorded the aggregate of the passengers arriving at and departing from our railway stations as total passengers. As of January 1, 2007, we began recording only those passengers departing from our railway stations as our passengers. In order to make the presentation of our financial data in 2009 consistent with previous years, we have adjusted the numbers of total passengers for the years ended December 31, 2005 and 2006 to only include passengers departing from our railway stations.

(2)	Revenue per passenger is calculated by dividing the total passenger revenue (including revenue of long-distance passenger trains) by total number of passengers. Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.
     In 2009, we did not make any adjustment to the pricing policies of our passenger transportation services.
     Freight transportation. Freight transportation is another important business segment for us. The total tonnage of freight we transported in 2009 was 62.0 million tonnes, representing a decrease of 11.6% from 70.1 million tonnes in 2008. Revenue from our freight transportation business in 2009 was RMB 1,210.1 million, representing a decrease of 8.7% from RMB 1,324.7 million in 2008. In 2009, we adjusted the method for categorizing revenue generated from outbound and inbound and pass-through freight, and a portion of the revenue previously recorded as revenue from inbound and pass-through freight was recognized as revenue generated from outbound freight. Based on the new categorization method for our freight transportation revenue:
•	in 2009, our outbound freight tonnage was 17.6 million tonnes, representing an increase of 4.6% from 16.8 million tonnes in 2008. Our outbound freight revenue was RMB 285.2 million in 2009, representing an increase of 0.9% from RMB 282.7 million in 2008. Our outbound freight tonnage increased in 2009 due to (i) the partial recovery of our freight transportation business, along with the economic recovery of China, from the decline caused by the global financial crisis and economic downturn in 2008 and (ii) an increase in the freight transportation volume of our Beijing-Guangzhou line.

•	in 2009, our inbound and pass-through freight tonnages were 44.4 million tonnes, representing a decrease of 16.8% from 53.3 million tonnes in 2008. Our inbound and pass-through freight revenue was RMB 836.4 million in 2009, representing a decrease of 11.8% from RMB 948.2 million in 2008. Our inbound and pass-through freight revenue decreased mainly because of the decrease in the inbound and pass-through freight tonnages, as a result of the decrease in freight transported to harbors for exportation, which was affected by the PRC government’s policy to encourage domestic enterprises to focus on meeting demand from the domestic market.
     The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for the three years ended December 31, 2009:

	Year ended December 31,			Change in 2009 from
	2007	2008	2009	2008
Revenue from freight transportation (RMB thousands)	1,326,450	1,324,701	1,210,118	(8.7%)
— Revenue from outbound freight transportation(1)	216,888	282,678	285,186	0.9%
— Revenue from inbound(1) and pass-through transportation	1,010,665	948,177	836,408	(11.8%)
Revenue from other freight transportation services	98,897	93,848	88,524	(5.7%)
Total freight tonnes (thousands of tonnes)	71,010	70,141	61,987	(11.6%)
— Outbound freight tonnage	19,056	16,847	17,622	4.6%
— Inbound and pass-through freight tonnage	51,955	53,295	44,365	(16.8%)
Revenue per tonne (RMB)	18.68	18.89	19.52	3.3%
Total tonne-kilometers (millions)	15,306.9	15,557.4	13,446.7	(13.6%)
Revenue per tonne-kilometer (RMB)	0.09	0.09	0.09	—

(1)	A portion of the revenue previously recorded as inbound freight revenue was recognized as revenue from outbound freight.
     In 2009, we did not make any adjustments to the pricing policies of our freight transportation services.
     Railway Network Usage and Services Business. Revenue from our railway network usage and services accounted for 25.1% of our total revenue and 27.0% of our railroad business revenue in 2009. Railway network usage and services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. In 2009, our revenue from railway network usage and services was RMB 3,105.7 million, representing an increase of 13.4% from RMB 2,738.4 million in 2008. The increase was mainly due to the increase in the number of long-distance trains operated by other railway companies that use our tracks and services, which led to the increase in related revenue.
     Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services, operation of restaurants, hotels and warehouses, and other businesses related to railway transportation. Revenue from other businesses in 2009 was RMB 874.3 million, representing an increase of 0.9% from RMB 866.3 million in 2008.
     The table below sets forth a breakdown of our revenue from the different categories of other businesses for the three years ended December 31, 2009:

	Year ended December 31,
	2007	2008	2009
		(RMB millions)
Revenue from other businesses	689.0	866.3	874.3
— Sale of materials and supplies	103.8	227.7	154.1
— Maintenance of trains	239.2	225.5	241.4
— On-board catering services	67.3	106.5	118.5
— Labor services	49.7	62.2	67.8
— Other railway transportation related businesses	229.0	244.4	292.5

Operating Expenses
     In 2009, our total operating expenses were RMB 10,418.1 million, representing an increase of 4.3% from RMB 9,991.4 million in 2008. The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenue, for 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009

Railroad businesses revenue (RMB millions)	9,819.5	10,822.4	11,511.5
Business tax	2%	2%	2%
Labor and benefits	20%	20%	20%
Equipment leases and services	26%	25%	26%
Lease of land use right	0.51%	0.46%	0.45%
Materials and supplies	13%	12%	12%
Repair costs, excluding materials and supplies	5%	6%	5%
Depreciation and amortization of leasehold land payments	10%	11%	11%
Fee for social services	4%	4%	3%
Utility and office expenses	1%	1%	1%
Others	3%	4%	3%
Operating expenses ratio(1)	85%	85%	84%
Railroad businesses operating margin	15%	15%	16%

(1)	Total railroad operating expenses as a percentage of railroad businesses revenue.
     Railway Operating Expenses. Our total railway operating expenses increased by 5.0% from RMB 9,162.3 million in 2008 to RMB 9,620.7 million in 2009. The following sets forth a breakdown of major changes by line item:
•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2009, our expenses relating to equipment leases and services amounted to RMB 2,974.8 million, representing an increase of 12.1% from RMB 2,653.2 million in 2008. This was mainly due to increased railway usage fees paid by us as result of (i) our takeover of the entire operation of Beijing-Kowloon Through Train since January 2009 and (ii) the change in the status of the Guangzhou-Xi’an trains from temporarily operated trains to regularly operated trains.

•	Depreciation. Our depreciation expenses of fixed assets increased by 8.0% from RMB 1,145.6 million in 2008 to RMB 1,237.4 million in 2009, mainly due to the increase in depreciation expenses relating to the CRHs and the Fourth Rail Line between Guangzhou and Shenzhen.

•	Labor and benefits. In 2009, our labor and benefits expenses amounted to RMB 2,277.1 million, representing an increase of 7.1% from RMB 2,125.4 million in 2008. The increase was mainly due to the increase in employees’ basic salaries, allowances and benefits.

•	Business tax. Our business tax in 2009 was RMB 267.0 million, representing an increase of 5.5% from RMB 253.0 million in 2008. The increase was mainly due to the increase in our operating revenue.
     Other than the above increases, certain line items of our operating expenses decreased in 2009:
•	Others. Our other railway operating expenses decreased by 13.8% from RMB 382.2 million in 2008 to RMB 329.6 million in 2009. This was mainly because we did not incur as severe weather conditions in the first quarter of 2009 as in the first quarter of 2008, and therefore did not spend the related operating costs.

•	Repair (excluding materials and supplies). Our repair expenses decreased by 12.2% from RMB 670.2 million in 2008 to RMB 588.3 million in 2009, primarily because we completed most of our previously planned repair work in 2008 and therefore managed to reduce repair expenses in 2009.

•	Utility and office expense. Our utility and office expense decreased by 7.9% from RMB 121.4 million in 2008 to RMB 111.8 million in 2009. This was mainly due to our efforts to control costs on administration and transportation in response to the recent global financial crisis and economic downturn.

•	Social service expenses. Our social service expenses decreased by 6.8% from RMB 400.5 million in 2008 to RMB 373.3 million in 2009. This was primarily because (i) we did not experience as severe weather conditions in the first quarter of 2009 as in the first quarter of 2008 and therefore incurred less expenses for implementing security measures and (ii) in 2009, we were no longer required to implement the security measures required by the PRC government for the Beijing 2008 Olympic Games.
Profit from Operations
     Our profit from operations increased by 13.6% from RMB 1,715.0 million in 2008 to RMB 1,947.9 million in 2009 primarily due to (i) an increase in our revenue from long-distance train services, (ii) an increase in revenue as a result of our implementation of the stop-at-all-stations operating model for Guangzhou-Shenzhen inter-city trains from May 1, 2009, and (iii) a decrease in our non-operating expenses due to the effective cost controls of our Company.
Taxation
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
     As we are registered and established in the Shenzhen Special Economic Zone, we were subject to income tax in 2009 at a rate of 20%, which was 5% lower than the standard income tax rate of 25% generally applicable to PRC companies. According to relevant tax regulations, our subsidiaries were subject to income tax at the rate of either 20% or 25%, depending on the location of incorporation. Our income tax expense was RMB 348.9 million in 2009, representing an effective tax rate of 20.4% and an increase of RMB 71.6 million compared to RMB 277.3 million in 2008. The increase was mainly due to the overall increase in our effective income tax rate.
Profit attributable to shareholders of the Company
     As a result of the above, our consolidated net profit increased by 11.4% from RMB 1,224.1 million in 2008 to RMB 1,364.5 million in 2009.
Year ended December 31, 2008 compared with year ended December 31, 2007
Revenue
     In 2008, our total revenue was RMB 11,688.7 million, representing an increase of 11.2% from RMB 10,508.5 million in 2007. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses was RMB 6,759.2 million, RMB 1,324.7 million, RMB 2,738.4 and RMB 866.3 million, respectively, accounting for approximately 57.8%, 11.3%, 23.4% and 7.4%, respectively, of our total revenue in 2008.
     Passenger transportation service. In 2008, our total number of passengers was 83.8 million, representing an increase of 14.7% from 73.1 million in 2007. Our revenue from passenger transportation was RMB 6,759.2 million in 2008, representing an increase of 15.9% from RMB 5,833.5 million in 2007. Such increase in revenue from passenger transportation was primarily due to the increase in our revenue from Guangzhou-Shenzhen trains and long-distance trains, which was partially offset by the decrease in our revenue from Hong Kong Through Trains.
     Freight transportation. The total tonnage of freight we transported in 2008 was 71.0 million tonnes, representing a decrease of 1.3% from 71.0 million tonnes in 2007. Revenue from freight transportation business in 2008 was RMB 1,324.7 million, representing a decrease of 0.1% from RMB 1,326.4 million in 2007. According to our adjusted categorization method of revenue generated from freight transportation, which was adopted in 2009:
•	in 2008, our outbound freight tonnage was 16.8 million tonnes, representing a decrease of 11.6% from 19.1 million tonnes in 2007. Our outbound freight revenue was RMB 282.7 million in 2008, representing an increase of 30.3% from RMB 216.9 million in 2007. The Company’s outbound freight tonnage declined due to the freezing weather at the beginning of 2008, the upgrading of the industrial structure in the Pearl River Delta region and the global financial crisis and economic downturn. The increase in outbound freight revenue was primarily due to (i) the increase in railway freight transportation tariffs in 2008 against 2007 as a result of the price adjustment in November 2007 and (ii) an increase in the delivery of higher value-added processed goods.

•	in 2008, our inbound and pass-through freight tonnages were 53.3 million tonnes, representing an increase of 2.6% from 52.0 million tonnes in 2007, primarily due to the increase in the pass-through freight tonnages. Our inbound and pass-through freight revenue was RMB 948.2 million in 2008, representing a decrease of 6.1% from RMB 101.1 million in 2007, primarily due to the decrease in our inbound freight revenue as a result of the decrease in inbound freight tonnages.
     Railway Network Usage and Services Business. Revenue from our railway network usage and services accounted for 23.4% of our total revenue and 25.3% of our railroad business revenue in 2008. Railway network usage and services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. In 2008, our revenue from railway network usage and services was RMB 2,738.4 million, representing an increase of 3.0% from RMB 2,659.5 million in 2007. The increase was mainly due to (i) the increase in the number of long-distance trains operated by other railway companies that use our tracks and services, which led to the increase in related revenue, and (ii) the change in electric locomotive routing, which resulted in a decrease in revenue from locomotive traction and an increase in revenue from use of electric catenaries.
     Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services, operation of restaurants, hotels and warehouses, and other businesses related to railway transportation. Revenue from other businesses in 2008 was RMB 866.3 million, representing an increase of 25.7% from RMB 689.0 million in 2007. The increase in revenue from other businesses was mainly due to (i) the refueling in our territory by some long-distance trains operated by other railway companies, and (ii) our commencement of self-catering services on certain trains.
Operating Expenses
     In 2008, our total operating expenses were RMB 9,991.4 million, representing an increase of 13.6% from RMB 8,793.1 million in 2007.
     Railway Operating Expenses. Our total railway operating expenses increased by 9.9% from RMB 8,334.3 million in 2007 to RMB 9,162.3 million in 2008. The following sets forth a breakdown of major changes by line item:
•	Business tax. Our business tax in 2008 was RMB 253.0 million, representing an increase of 14.1% from RMB 221.8 million in 2007. The increase was mainly due to the increase in our operating revenue.

•	Labor and benefits. In 2008, our labor and benefits expenses amounted to RMB 2,125.4 million, representing an increase of 10.2% from RMB 1,928.2 million in 2007. The increase was mainly due to (i) the increase in employees’ basic salaries and benefits and (ii) the increase in the number of operating staff and workload as a result of the increase in the number of trains in operation during the year.

•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2008, our expenses relating to equipment leases and services amounted to RMB 2,653.2 million, representing an increase of 2.2% from RMB 2,595.2 million in 2007. This was mainly due to (i) the temporary change in locomotives and routes of the long-distance trains as a result of the freezing weather at the beginning of 2008, which led to the increase in railway network expenses; (ii) the operation of Guangzhou-Zhengzhou trains in July 2008 and the corresponding increase in railway network expenses and (iii) the change in electric locomotive routing, which led to the increase in locomotive traction expenses. Such increase was partially offset by the fact that we did not incur any expenses relating to the lease of “Blue Arrow” high-speed electric train-sets in 2008.

•	Materials and supplies. Our materials and supplies expenses consist mainly of materials, fuel, water and electricity expenses. In 2008, our materials and supplies expenses were RMB 1,345.7 million, representing an increase of 8.5% from RMB 1,240.8 million in 2007. The increase was mainly due to (i) the increase in the prices of fuel, electricity and other railway-related materials and (ii) the increased consumption of materials, fuel, water and electricity as a result of the increase in the number of trains we operated in 2008.

•	Repair (excluding materials and supplies). Our repair expenses increased by 45.7% from RMB 460.1 million in 2007 to RMB 670.2 million in 2008, primarily due to (i) an increase in repairs of locomotives, cars, buildings and structures as a result of the increase in the number of trains we operated in 2008 and the expansion of our business and (ii) the addition of new vegetation and tree planting along the rail lines to strengthen the roadbed.

•	Depreciation. Our depreciation expenses of fixed assets increased by 13.8% from RMB 1,006.7 million in 2007 to RMB 1,145.6 million in 2008, mainly due to the increase in depreciation expenses relating to the CRHs and the Fourth Rail Line between Guangzhou and Shenzhen.

•	Utility and office expense. Our utility and office expense increased by 10.6% from RMB 109.8 million in 2007 to RMB 121.4 million in 2008. This was mainly due to the increase in security expenses during the Beijing 2008 Olympic Games.

•	Others. Our other railway operating expenses increased by 23.4% from RMB 309.9 million in 2007 to RMB 382.2 million in 2008. This was mainly due to the increase in communication fees as a result of the installation of the train monitoring system and the upgrade of communication technology.
Profit from Operations
     Our profit from operations decreased by 2.8% from RMB 1,765.2 million in 2007 to RMB 1,715.0 million in 2008 due to a higher increase in our operating expenses as compared to the increase in our revenue.

Taxation
     Our income tax expense was RMB 277.3 million in 2008, representing an effective tax rate of 18.5% and an increase of RMB 44.9 million compared to RMB 232.3 million in 2007. The increase was mainly due to the overall increase in our effective income tax rate.
Profit attributable to shareholders of the Company
     Our consolidated net profit decreased by 14.5% from RMB 1,431.4 million in 2007 to RMB 1,224.1 million in 2008.
Critical Accounting Policies and Estimates
     Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set out in Note 2 to our audited consolidated financial statements. IFRS also requires us to exercise our judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4 to our audited consolidated financial statements included elsewhere in this annual report. Although these estimates are based on our best knowledge of current events and actions, actual results ultimately may differ from those estimates.
     In 2009, a new standard regarding segment information was introduced to the IFRS, which requires segment information to be presented on the same basis as that used for internal reporting purposes of a company. This has resulted in changes the presentation of our reported segments for the years ended December 31, 2007, 2008 and 2009.
Revenue recognition
     Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of our business activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within our Company.
     We recognize revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity, and specific criteria have been met for each of our business activities as described below. We base our estimates on historical results, taking into consideration the type of customers, the type of transactions and other specifics of each arrangement.
     Revenue from railway business: revenue from railway business includes revenue from passenger and freight services and revenue from railway network usage and services. Revenue from railway business is recognized when the services are rendered and revenue can be reliably measured.
     Revenue from other businesses: revenue from other businesses is recognized once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.

     Interest income: we recognize interest income using the effective interest method. When a receivable is impaired, we reduce the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and we continue unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.
     Dividend income: dividend income is recognized when the right to receive payment is established.
     Rental income: revenue from operating lease arrangements is recognized on a straight-line basis over the period of the respective leases.
Fixed assets
     The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the asset and other costs incurred to bring the asset into intended use. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Leasehold improvements	Shorter of useful life or lease terms
Track, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signaling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

Note a:	The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”) and land use right operating leases (the “Operating Lease Term”) of the land on which these assets are located. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, we have the right to renew the leases to a period not less than 50 years after payment of additional cost. This right can be exercised within one year of the expiry of the initial Lease Term and can only be denied if such renewals are considered to be detrimental to the public interest. We consider the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with our substantial shareholder, we can renew the lease at our own discretion upon expiration of the Operating Lease Term. Based on these considerations, we determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

     The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
     Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.
     Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognized within “other (expense)/income — net” included in the comprehensive income statement.
Trade and other receivables
     Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected to be completed within one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are recorded as non-current assets.
     Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.
Trade payables
     Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are recorded as non-current liabilities.
Goodwill
     Goodwill represents the excess of the cost of an acquisition over the fair value of share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill arising from acquisitions of subsidiaries is disclosed separately on our balance sheet. Goodwill is tested for impairment annually or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
     Goodwill is allocated to cash-generating units at a segment level for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-

generating units, identified according to operating segment, that are expected to benefit from the business combination in which the goodwill arose.
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
     Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.
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

     Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
Employee benefits
     We make contributions to employee benefit funds operated by the local governments for pension, housing, safety and other employee benefit matters. We have no payment obligations once the contributions have been paid according to the relevant laws and regulations. The contributions to such statutory employee benefit funds are recognized as staff costs when they are due.
     Termination benefits are payable when qualified employees accept voluntary redundancy in exchange for such benefits, subject to approval by our management. We recognize retirement benefits after forming a formal final decision to terminate an employee or to provide retirement benefits after an employee accepts an offer for voluntary redundancy. Benefits due more than 12 months after the balance sheet date are discounted to present value.
Item 5B. Liquidity and Capital Resources
     Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.
     We had net current assets of RMB31.1 million as of December 31, 2009, while we had net current liabilities of RMB616.2 million as of December 31, 2008, primarily due to the repayment of short-term bank borrowings of RMB 510.0 million in 2009 from the proceeds we raised from the issuance of RMB 3.5 billion of 4.79% fixed rate notes due 2014.
     We generated approximately RMB 2,617.5 million of net cash flow from operating activities in 2009. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.
     In 2009, other than operating expenses, our cash outflow mainly related to the following:
•	repayment of borrowings of RMB 3,900 million;

•	capital expenditures of approximately RMB 1,639.7 million, representing a decrease of 44.4% from RMB 2,947.8 million in 2008; and

•	payment of dividends of approximately RMB 566.7 million.
     Our capital expenditures for 2009 consisted primarily of the following projects:
•	purchasing 25G and 25T passenger trains;

•	purchasing CRHs;

•	constructing the Buji passenger station; and

•	upgrading and expanding the transportation equipment for the Shenzhen-Guangzhou-Pingshi Railway.
     Funds not required for immediate use are kept in short term investments and bank deposits. We had cash and cash equivalents of approximately RMB 1,115.7 million as of December 31, 2009.
     As of December 31, 2009, we had an overdue time deposit in the amount of approximately RMB 31.4 million placed with Zengcheng Licheng Urban Credit Cooperative, or Licheng, which we were unable to recover before the fixed deposit term that expired in 1998. We had initiated legal proceedings and obtained a judgment against Licheng in our favor regarding the repayment. The court ordered a stay of execution of the judgment obtained by our Company because Licheng was undergoing its liquidation process. The amount of the fixed deposit remained unpaid as of December 31, 2009. The said overdue time deposit has no material impact on the capital usage and operations of our Company. We had presented the gross outstanding balance in other receivables and full provision had been made for impairment in prior years. Except for such overdue time deposit, we have no other overdue time deposit that has not been repaid. We have not encountered any difficulty in withdrawing deposits. We have placed most of our deposits with commercial banks in the PRC.
     As of December 31, 2009, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.
     In order to satisfy our operational needs, to supplement our working capital and to improve our debt structure, our Company issued RMB 3.5 billion 4.79% fixed rate notes due 2014, or the Notes, on December 16, 2009. The Notes were issued at face value and bear fixed interest at 4.79% per annum. As of December 31, 2009, we had unsecured notes payable of RMB 3,465.8 million in connection with our issuance of the Notes. See Exhibit 4.3 to this annual report for the material terms of the Notes. As of December 31, 2009, we had approximately RMB 1.5 billion in unutilized banking facilities.
Cash Flow
     Our net cash and cash equivalents in 2009 decreased by approximately RMB 445.3 million from 2008. The table below sets forth certain items in our consolidated cash flow statements for 2008 and 2009, and the percentage change in these items from 2008 to 2009.

	Year ended December 31,		Change in 2009
	2008	2009	from 2008
	(RMB thousands)
Net cash generated from operating activities	1,641,069	2,617,533	59.5%
Net cash used in investing activities	(2,915,785)	(2,096,154)	(28.1%)
Net cash (used in)/generated from financing activities	483,317	(966,680)	(300.0%)
Net decrease in cash and cash equivalents	(791,399)	(445,301)	43.7%
     Our principal source of capital was revenue generated from operating activities and cash flow from financing activities. Our net cash inflow from operating activities increased from RMB 1,641.1 million in 2008 to RMB 2,617.5 million in 2009, representing an increase of RMB 976.5 million, mainly due to an increase in our operating profit.
     In 2009, our net cash used in investment activities decreased from RMB 2,915.8 million in 2008 to RMB 2,096 million, representing a decrease of RMB 820 million, mainly due to the decrease in expenses in connection with the purchase of CRHs and the construction of certain fixed assets and construction-in-progress relating to the Fourth Rail Line.
     In 2009, our net cash used in financing activities was RMB 966.7 million, while our net cash generated from financing activities was RMB 483.3 million in 2008. The change in our cash flows from financing activities was primarily due to the less financing need for our railway constructions and the repayment of our outstanding long-term and short-term bank borrowings in 2009.
     Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and temporary cash investments. In 2009, our expenses for the purchase of fixed assets and payments for construction-in-progress totalled RMB 1.639.7 million. In addition, we paid RMB 270.6 million for income taxes and approximately RMB 566.7 million for dividends.
     We believe we have sufficient financial resources to meet our operational and development requirements in 2010.
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
     At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2010. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2010.
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
     In addition, the recent global financial crisis and economic downturn had adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China was severe in the second half of 2008. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the economy in China, as well as in many other places around the world, has recovered since the second half of 2009, the global financial crisis and economic downturn may continue to have a material and adverse effect on our businesses, results of operations and financial condition.
     In 2010, China’s economy is expected to grow at a comparable rate as in previous years. The reform and development of the national railway system will be accelerated. With the strengthening economic cooperation in the Pan Pearl River Delta and the further implementation of CEPA, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in our service territory and we will embrace favorable business environment and development opportunities. We believe that the overall transportation business will maintain a positive growth trend in 2010.
Item 5E. Off-Balance Sheet Arrangements
     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
Item 5F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2009 for the periods indicated.
Contractual Obligations Payments Due by Period

	Payment due by period
	(RMB thousands)
		Less than 1
Contractual Obligations	Total	year	1-3 year	3-5 year	More than 5 years
Long-Term Debt Obligations	4,331,942	167,650	335,300	3,828,992	—
Capital Expenditure Obligation	248,630	236,898	11,732	—	—
Operating Lease Obligations(1)	1,258,000	74,000	148,000	148,000	888,000
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS	231,939	57,172	101,650	70,342	2,775
Total	6,070,511	535,720	596,682	4,047,334	890,775

(1)	In connection with the Acquisition, we signed an agreement on November 15, 2004 with GRGC for leasing the land on which the acquired assets are located. The agreement became effective upon the completion of the Acquisition on January 1, 2007 and the lease term is 20 years, renewable at our discretion. According to the terms of the agreement, the rental for such lease will be agreed by both parties every year with a maximum amount not exceeding RMB 74.0 million. In the year ended December 31, 2009, the related rental cost paid and payable was RMB 51.2 million.
     Based on the current progress of our new projects, we estimate that our capital expenditures for 2010 will amount to approximately RMB 2.0 billion, which consists primarily of the following projects:
•	constructing new ancillary facilities for the Guangzhou-Shenzhen Fourth Rail Line;

•	constructing the Buji passenger station; and

•	upgrading the supporting facilities to improve safety for railway transportation.

Item 5G. Safe Harbor
Safe Harbor
     See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Item 6A. Directors and Senior Management
Directors
     Our board of directors is composed of six non-independent directors and three independent directors. Except for Mr. Xu Xiaoming, Mr. Guo Zhuxue, Mr. Li Liang, Mr. Luo Qing and Mr. Shen Yi, all the other current directors were elected or re-elected at our annual shareholders’ general meeting held on June 26, 2008 by cumulative voting. Mr. Xu Xiaoming and Mr. Guo Zhuxue were elected as directors at our annual shareholders’ general meeting held on June 22, 2010. Mr. Li Liang and Mr. Luo Qing were elected as directors at our annual shareholders’ general meeting held on June 25, 2009 and Mr. Shen Yi was elected as director at our shareholders’ extraordinary general meeting held on December 4, 2008. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010.
     The table below sets forth the information relating to our directors as of June 22, 2010:

			Date First Elected or
Name	Age	Position	Appointed
Xu Xiaoming	55	Chairman of the Board of Directors	2010
Guo Zhuxue	43	Director	2010
Shen Yi	55	Director and General Manager	2008
Li Liang	50	Director	2009
Yu Zhiming	51	Director	2008
Luo Qing	45	Director	2009
Dai Qilin	42	Independent Director	2008
Wilton Chau Chi Wai	48	Independent Director	2004
Lv Yuhui	55	Independent Director	2008
     Xu Xiaoming, age 55, joined our Company in June 2010 and is the Chairman of our Board of Directors. Mr. Xu holds a bachelor’s degree and is a senior engineer. Mr. Xu started working in the railway industry in 1973 and has more than 35 years’ experience in transportation management. Prior to joining our Company, Mr. Xu has served various senior management positions with Zhengzhou Railway Bureau and the Transport Bureau of the MOR. Immediately before joining our Company, Mr. Xu worked as the Chief Dispatch Officer of the MOR. In May 2010, Mr. Xu was appointed as Chairman of GRGC.
     Guo Zhuxue, age 43, joined our Company in June 2010 and is a director of our Company. Mr. Guo holds a bachelor’s degree and is a senior engineer. Mr. Guo has extensive experience in the operation and organization of railway transportation. Mr. Guo previously held various managerial positions with the Transport Bureau of the MOR. He has been acting as the Vice Chairman and general manager of GRGC since January 2008.
     Shen Yi, age 55, joined our Company in October 2008 and is a Director and the General Manager of our Company. Mr. Shen graduated from the Northern Jiaotong University (currently known as Beijing Jiaotong University) with a bachelor’s degree in Transportation. Mr. Shen has over 30 years experience in railway transportation management in China. He previously was the general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company. Before joining our Company, he was the general manager of Shichang Railway Company Limited.
     Li Liang, age 50, joined our Company in June 2009 and is a Director of our Company. He is a university graduate and an engineer. Mr. Li previously served in various positions including head of Anyang Engineering Section and Xinxiang Engineering Section of Xinxiang Sub-bureau of Zhengzhou Railway Bureau, deputy head of Zhengzhou Sub-bureau and Wuhan Sub-bureau of Zhengzhou Railway Bureau and deputy head of Wuhan Railway Bureau. He has been an executive deputy general manager of GRGC since December 2006.
     Yu Zhiming, age 51, joined our Company in June 2008 and is a Director of our Company. He has a university qualification and a master’s degree in Engineering. He is a senior accountant with numerous years of experience in finance. He was the director of the finance sub-division of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau. From 2005 to 2006, he was the director of the finance division and capital settlement center of Wuhan Railway Bureau. He was a standing vice director of the capital settlement center of the MOR from September 2006 to April 2008. Mr. Yu has been the chief accountant of GRGC since April 2008.
     Luo Qing, age 45, joined our Company in June 2009 and is a Director of our Company. Mr. Luo graduated with a bachelor’s degree in Economic Management from the Correspondence Institute of the Party School of the Central Committee of the Chinese Communist Party. He has served in various positions including athlete, coach and secretary-general of Guangdong provincial sports team, trade union of Guangzhou Sub-bureau of Guangdong Railway Bureau, trade union of Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Locomotive Sports Association of GRGC. From April 2006 to November 2008, he was the chief of the organization division of the trade union of GRGC. He has been the chairman of trade union of our Company since November 2008.
     Dai Qilin, age 42, joined our Company in June 2008 and is an independent non-executive Director of our Company. Mr. Dai holds a master’s degree in Accounting. Mr. Dai is a senior accountant and is qualified to practice as a PRC certified public accountant and a PRC certified public appraiser. Mr. Dai has served in various professional positions in the finance department of the MOR from 1986 to 1997. Mr. Dai is currently the managing director of Beijing Zhongluhua Certified Public Accountants Limited and also a supervisor of Beijing Zhongluhuafeng Project Consultancy Co., Ltd. Prior to his joining Beijing Zhongluhua Certified Public Accountants in April 2001, he was an accountant, senior accountant and deputy head of Beijing Huafeng Certified Public Accountants Limited from 1997 to 2001.

     Wilton Chau Chi Wai, age 48, joined our Company in June 2004 and is an independent non-executive Director of our Company. Dr. Chau obtained a bachelor’s degree in Applied Mathematics from the University of Hong Kong, a bachelor of laws degree from the University of Wolverhampton, a master of business administration degree from the University of Wales and a doctorate of business administration degree from the University of Newcastle in Australia. Dr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Dr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Dr. Chau is currently chairman of QLeap Venture Limited and managing partner of QLeap Asia Limited. Dr. Chau also serves several companies as board advisor or director, including CL Shield Foundation Ltd., Zhiduosheng Digital Technology Co., Ltd. and Shenzhen Tianlang Times Technology Co. Ltd.
     Lv Yuhui, age 55, joined our Company in June 2008 and is an independent non-executive Director of our Company. Mr. Lv holds a postgraduate degree from the Department of Finance and Trading of the Chinese Academy of Social Science. Mr. Lv is a senior accountant. Mr. Lv is currently the deputy general manager and chief accountant of Beijing Jingtie North Investment Management Company, chief financial officer and deputy general manager of China Railway Joint Logistics Company Limited, and a director of Inner Mongolia China Railway Tailida Joint Logistics Company Limited. Mr. Lv also served as general manager of Beijing Railway International Travel Agency Company Limited, as chief accountant of Beijing Jingtie International Travel Agency Company Limited and as chief accountant of Huayun Travel Investment (Group) Company Limited.
Supervisors
     The table below sets forth the information relating to our supervisors as of June 22, 2010:

			Date First Elected
Name	Age	Position	or Appointed
Xu Ling	54	Chairman of the supervisory committee	2010
Chen Shaohong	43	Supervisor	2008
Wang Jianping	53	Supervisor	2008
Li Zhiming	49	Supervisor	2005
Xu Huiliang	47	Supervisor	2010
Liu Xilin	54	Supervisor	2008
     Xu Ling, age 54, joined our Company in June 2010 and is the Chairman of the Supervisory Committee of our Company. Mr. Xu holds a bachelor’s degree. Mr. Xu started his career in the railway industry in 1977 and has more than 30 years’ experience in railway transportation management. He previously held various managerial positions with GRGC and Huaihua Railway Company. Mr. Xu has been a member of the senior management of GRGC since March 2010.
     Chen Shaohong, age 43, joined our Company in June 2008 and is a Supervisor of our Company. Mr. Chen graduated from South China Normal University and is an economist. From 2001, he was a deputy chief and also chief of the structural reform division of the corporate management office, deputy head of the corporate management office, and deputy chief and chief of the corporate and legal affairs division of GRGC. Since June 2008, he has served as the deputy chief economist of GRGC.
     Wang Jianping, age 53, joined our Company in June 2008 and is a Supervisor of our Company. Mr. Wang graduated from the Party School of CPC, majoring in Economics and Management. In 1974, Mr. Wang joined the railway departments and served in various managerial positions in GRGC since then. Since June 2007, Mr. Wang has been the director of the human resources department of GRGC.
     Li Zhiming, age 49, joined our Company in May 2005 and is a Supervisor of our Company. Mr. Li graduated from the Party School of CPC, majoring in Economics and Management and is an accountant. Since 1981, Mr. Li has served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to March 2005, he served as the chief of the finance sub-division of Changsha Railway Company. Since April 2005, Mr. Li has been the head of the audit department of GRGC.
     Xu Huiliang, age 47, joined our Company in 1992 and is a Supervisor of our Company. Mr. Huang graduated from the Southwest Jiaotong University, majoring in Computer Science and Technology. Mr. Xu holds a master’s degree in engineering and is a senior engineer. Mr. Xu has extensive experience in working in the railway-related information and technology industry and has developed and completed numerous computer engineering projects. Mr. Xu was named as the “Expert entitled to Special Allowance from the State Council” in 2001. Mr. Xu has been the chief of the technology division of our Company since March 2009. Mr. Xu has been elected as a Supervisor by the employee representatives of our Company since June 2010.
     Liu Xilin, age 54, joined our Company in January 2007 and is a Supervisor of our Company. Mr. Liu graduated from the Party School of the CPC and majored in Economics and Management. He has served as the deputy station master of Dalang, director of Enterprise Management Office of Yangcheng Railway Company, and section head of Guangzhou North Rolling Stock Section. Mr. Liu has served as the section head of Guangzhou Rolling Stock Section since January 2007 and has been elected as a Supervisor by the employee representatives of our Company since April 2008.
Senior Management
     The table below sets forth information relating to our senior management as of June 22, 2010:

Name	Age	Position	Date First Elected or Appointed
Shen Yi	55	General Manager	2008
Mu Anyun	50	Deputy General Manager	2009
Tang Xiangdong	41	Chief Accountant	2008
Guo Xiangdong	44	Company Secretary	2004
     Shen Yi is our Director and General Manager.

     Mu Anyun, age 50, joined our Company in February 2009 and is a Deputy General Manager of our Company. Mr. Mu obtained a master’s degree in Business Management from Macau University of Technology and Science and is an economist. In 1981, Mr. Mu joined the railway industry and has served in various managerial positions in Guangzhou Railway Bureau and GRGC. From May 2000 to February 2009, he served as Director and Deputy General Manager of Guangmeishan Railway Company Limited. Since February 2009, he has served as Deputy General Manager of our Company.
     Tang Xiangdong, age 41, is Chief Accountant of our Company. Mr. Tang obtained a master’s degree in Business Management from Jinan University and is a senior accountant. In June 1990, Mr. Tang joined the railway departments and has served in various managerial positions in the labor and capital department, diversified business department and capital settlement center. From March 2006 to December 2008, he served as the director of the accounting department. Since December 2008, Mr. Tang has served as the Chief Accountant of our Company.
     Guo Xiangdong, age 44, is Company Secretary. Mr. Guo graduated from Central China Normal University with a bachelor’s degree in Laws and a master’s degree in Business Administration. Mr. Guo is an economist. He joined our Company in 1991 and has served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of our Company since January 2004.
Additional Information
     Our non-independent directors, members of our supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

Name	Position

Xu Xiaoming	Chairman of the Board of Directors of:
• GRGC
• Guangdong Pearl Delta Inter-city Railway Transportation Company Limited
• Guangmeishan Railway Company Limited
• Sanmao Railway Company Limited
• Shichang Railway Company Limited
• Yuehai Railway Company Limited
• Guangzhu Railway Company Limited
• Hainan Donghuan Railway Company Limited
• Xiashen Railway Guangdong Company Limited
• Ganshao Railway Company Limited
• China Railway (Hong Kong) Holdings Company Limited

Guo Zhuxue	Chairman of the Board of Directors of:

• Hukun Railway Passenger Line Hunan Company Limited

Vice Chairman of the Board of Directors and General Manager of:

Name	Position

• GRGC

Shen Yi	Director of:
• Guangzhou Tiecheng Industrial Company Limited

Li Liang	Executive Deputy General Manager of:
• GRGC

Yu Zhiming	Chairman of the supervisory committee of:
• Yuehai Railway Company Limited
• Guangshengang Passenger Line Company Limited
• Guangdong Pearl Delta Inter-city Railway Transportation Company Limited
• Maozhan Railway Company Limited

Director of:
• Guangmeishan Railway Company Limited
• Sanmao Railway Company Limited
• Shichang Railway Company Limited
• Hainan Donghuan Railway Company Limited
• Hukun Railway Passenger Line Hunan Company Limited
• Ganshao Railway Company Limited
• China Railway Container Transportation Company Limited
• China Railway Special Goods Transportation Company Limited

Supervisor of:
• Guangzhu Railway Company Limited

Chief Accountant of:
• GRGC

Xu Ling	Chairman of the supervisory committee of:
• Guangmeishan Railway Company Limited
• Sanmao Railway Company Limited

Supervisor of:
• Guangzhu Railway Company Limited

Chen Shaohong	Director of:
• Yuehai Railway Company Limited
• Guangdong Tieqing International Travel Agency Limited
• Guangmeishan Railway Company Limited
• Xiashen Railway Guangdong Company Limited
• Jinyue Railway Company Limited
• Sanmao Railway Enterprise Development Company Limited

Chairman of the supervisory committee of:
• Shichang Railway Company Limited
• Hukun Railway Passenger Line Hunan Company Limited

Name	Position

Supervisor of:
• Hainan Donghuan Railway Company Limited
• Ganshao Railway Company Limited
• Sanmao Railway Company Limited
• China Railway Express Co., Ltd.

Li Zhiming	Chairman of the supervisory committee of:
• Guangdong Tieqing International Travel Agency Company Limited
• Beijing Xingguangji Economy and Trade Company Limited
• Guangzhou Tiecheng Industrial Company Limited

Supervisor of:
• Sanmao Railway Company Limited
• Sanmao Railway Enterprise Development Company Limited
• Guangmeishan Railway Company Limited
• Hukun Railway Passenger Line Hunan Company Limited
• Xiashen Railway Guangdong Company Limited
• Ganshao Railway Company Limited
• Guiguang Railway Company Limited
• Nanguang Railway Company Limited
• Jinyue Railway Company Limited
• Yuehai Railway Company Limited
• Shichang Railway Company Limited
• Hong Kong Qiwen Company

Tang Xiangdong	Supervisor of:
• Guangdong Tiecheng Industrial Company Limited
     The lines operated by Guangmeishan Railway Company, Sanmao Railway Company, Shichang Railway Company, Yuehai Railway Company and Shenzhen Pingnan Railway Company are all local railroads. Sanmao Railway Enterprise Development Company and Guangdong Tieqing International Travel Agency Company are subsidiaries of GRGC. Guangzhou Tiecheng Industrial Company is our joint venture partner. We are currently involved in certain legal proceedings relating to this joint venture. See “Item 8A.7—Legal Proceedings” for details of such legal proceedings.
Item 6B. Board Compensation
Directors and Senior Management
     Total remuneration of our directors, supervisors and senior management members during

2009 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC, GEDC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees.
     The aggregate amount of cash remuneration paid by our Company in 2009 to all individuals who are our directors, supervisors and senior management members was approximately RMB 3.6 million, of which approximately RMB 3.2 million was paid to our non-independent directors and supervisors and approximately RMB 0.4 million was paid to the independent non-executive directors.
     The aggregate amount of cash remuneration we paid during the year ended December 31, 2009 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB 0.2 million.
Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital
     As of December 31, 2009, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.
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
Contracts Entered into by Our Directors and Supervisors
     None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2009 or at December 31, 2009 to which we or any of our subsidiaries was a party.
Remuneration of Our Directors and Supervisors
     The level of remuneration of our directors and supervisors was determined by reference to various factors, including the prevailing rates of remuneration in Shenzhen, where we are located, and the job nature of each of our directors and supervisors. The remuneration and annual incentive of the Directors and the Supervisors will be considered and recommended by the Remuneration Committee and will be approved and authorized by the shareholders at shareholders’ general meetings of our Company. No Director or Supervisor is involved in determining his own remuneration.
Item 6C. Board Practices
Board of Directors
     In accordance with our currently effective Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.
Supervisory Committee
     We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Xu Ling, Wang Jianping, Chen Shaohong, Li Zhiming, Xu Huiliang and Liu Xilin. Mr. Xu Ling was elected as a Supervisor of our Company as a shareholder representative at our annual shareholders’ general meeting held on June 22, 2010. The other three shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 26, 2008. Mr. Liu Xilin and Mr. Xu Huiliang were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in April 2008 and June 2010, respectively. The term of these supervisors is 3 years. Our supervisory committee held four meetings during the year ended December 31, 2009, at which resolutions concerning identified key issues were passed and notified to our board of directors. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2009. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.
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
     The supervisory committee may conduct investigation if they find the operation of the Company unusual and may engage professionals such as lawyers, certified public accountants or practicing auditors to assist if necessary. All reasonable fees so incurred shall be borne by the Company.
Audit Committee
     We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are: Mr. Dai Qilin (Chairman), Dr. Wilton Chau Chi Wai and Mr. Lv Yuhui. Mr. Dai, Dr. Chau and Mr. Lv are “independent directors” of our Company as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. The duties of the audit committee include:
•	reviewing the annual financial statements and interim financial statements of the Company, including the disclosures made by the Company in this annual report;

•	reviewing the financial reports and the reports of the Company prepared by the independent auditor and its supporting documents, including the review of the

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
Remuneration Committee
     We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Mr. Xu Xiaoming (Chairman), Mr. Shen Yi, Mr. Dai Qilin, Dr. Wilton Chau Chi Wai and Mr. Lv Yuhui. The remuneration committee will meet from time to time when required to consider remuneration-related matters of the Company.
     The principal duties of the remuneration committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of our Company. The remuneration policy of our Company seeks to provide, in the context of our business strategy, reasonable remuneration to attract and retain high caliber executives. The remuneration committee obtains benchmark information from internal and external sources in relation to market conditions, packages offered in the industry and the overall performance of our Company when determining the Directors’ and the Supervisors’ emoluments.
Item 6D. Employees
     As of December 31, 2007, 2008 and 2009, we had approximately 33,000, 33,779, and 33, 170 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2009:

Function	Employees

Passenger transportation personnel (1)	8,901
Coordination personnel (2)	1,950
Freight transportation personnel (3)	1,497
Mechanical personnel (4)	4,137
Power and water supply personnel (5)	1,501
Vehicle personnel (6)	2,905
Maintenance personnel (7)	3,755
Power service personnel (8)	1,200
Transportation supporting personnel (9)	1,059
Diversified businesses and other supporting personnel (10)	387
Technical and administrative personnel (11)	4,044
Other personnel (12)	1,834
Total	33,170

(1)	Passenger transportation personnel mean those people that provide station boarding and train services.

(2)	Coordination personnel mean those people responsible for train coordination.

(3)	Freight transportation personnel mean those people responsible for organization of freight transportation.

(4)	Mechanical personnel mean those people responsible for train operation and overhaul.

(5)	Power and water supply personnel mean those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.

(6)	Vehicle personnel mean those people responsible for vehicle operation and overhaul.

(7)	Maintenance personnel mean those people responsible for station track and railroad switch maintenance.

(8)	Power service personnel mean those people responsible for signal equipment maintenance.

(9)	Transportation supporting personnel means the supporting personnel of trains, machinery, works, power and vehicle organizations.

(10)	Diversified businesses and other supporting personnel mean all personnel involved in diversified businesses.

(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.

(12)	Other personnel include all personnel who have been sick, studying or early-retired.
     All of our employees are located in Guangzhou, Shenzhen, Pingshi and the area adjacent to our Shenzhen-Guangzhou-Pingshi line. The number of our employees decreased by 609 in 2009, mainly due to the decrease in the number of the trains operated by us and natural attrition.
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
     We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2009, we paid approximately RMB 2,634.9 million in aggregate salaries and benefits to our employees.
     In addition, pursuant to an early retirement scheme implemented by our Company, certain employees who meet certain specified criteria were provided with the option to retire early and enjoy certain early retirement benefits, such as payments of the basic salary and other relevant benefits, offered by our Company, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to our approval. Expenses incurred on such employee early retirement benefits have been recognized in the income statement when we approved such applications from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.
     Details of our statutory welfare fund and retirement benefits are set out in Notes 25 and 29 to our audited consolidated financial statements included elsewhere in this annual report.
Item 6E. Share Ownership
     As of June 11, 2010, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Item 7A. Major Shareholders
     We are a joint stock company organized under the laws of the PRC in March 1996. Before the A Share Offering, GRGC, a state-owned enterprise under the administration of the MOR, owned approximately 66.99% of our outstanding ordinary shares. Although the equity interest held by GRGC decreased to approximately 41% after the completion of our initial public offering of A shares in December 2006 and further reduced to 37.1% as a result of the transfer by GRGC of a portion of its shares to the National Social Security Fund Council in September 2009, GRGC can still exercise substantial influence over our Company. In addition, GRGC also acts as an administrative agent of the MOR that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the MOR, GRGC performs direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives.
Shareholding Structure of our Company
     Set out below is the current shareholding structure of our Company as of June 11, 2010:

	Types		Shareholding
Name of Shareholders	of Shares	Number of Shares Held	Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
Guangzhou Railway (Group) Company	A shares	2,629,451,300	37.1
National Social Security Fund Council(1)	A shares	274,798,700	3.9
Other Public Shareholders of A shares	A shares	2,747,987,000	38.8
Total		7,083,537,000	100.0

(1)	On September 22, 2009, in accordance with relevant PRC regulations on transferring a portion of state-owned shares to the National Social Security Fund Council, the state-owned assets supervision and administration authority ordered China Securities Depository and Clearing Co., Ltd. to transfer 274,798,700 state-owned shares held by GRGC to the National Social Security

Fund Council, with an extended lock-up period of an additional three years following the expiry of the original three-year lock-up period.
     The following table sets forth information regarding ownership of our issued and outstanding capital stock as of June 11, 2010, including all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

			Percentage
	Identity of Person		of Class of	Percent of Total
Title of Class	or Group	Amount Owned	Shares	Capital

Ordinary Shares (A shares)(1)	GRGC	2,629,451,300	46.5	37.1

(1)	A shares held by GRGC are no longer restricted from sales and redemption starting from December 22, 2009.
     The following table sets forth all persons who were known by us to beneficially own five percent or more of our issued and outstanding H shares as of June 11, 2010.

			Percentage of
Identity of Person or Group	Shares Owned		H Shares	Percent of Total Capital

Credit Suisse Group AG	82,763,665	(L)(1)	5.78	1.17
	81,976,950	(S)(1)	5.73	1.16

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position.
     As of the date of this annual report, we are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.
     In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than restrictions on the controlling shareholder as described under “Item 10B. Memorandum and Articles of Association—Restrictions on Controlling Shareholders”, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.
Item 7B. Related Party Transactions
     Under IAS 24, parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.
     As of December 31, 2009, our principal related parties included:

Name of related parties	Relationship with us

Substantial shareholder and fellow subsidiaries
GRGC	Substantial shareholder

Name of related parties	Relationship with us

Yangcheng Railway Company	Subsidiary of GRGC
Guangmeishan Railway Company Limited	Subsidiary of GRGC
GEDC	Subsidiary of GRGC
Guangzhou Railway Material Supply Company	Subsidiary of GRGC
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of GRGC
Yuehai Railway Company Limited	Subsidiary of GRGC
Shichang Railway Company Limited	Subsidiary of GRGC
CYTS Guangdong Railway Shenzhen Co., Ltd., or CYTS	Subsidiary of GRGC
Changsha Railway Construction Company Limited	Subsidiary of GRGC
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC
Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC
Yangcheng Construction Company of Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Yuetie Operational Development Company	Subsidiary of GRGC
Guangzhou Railway Real Estate Construction Company	Subsidiary of GRGC
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.	Subsidiary of GRGC
Guangzhou Railway Group Diversified Management Development Center	Subsidiary of GRGC
Guangzhou Railway Rolling Stock Factory	Subsidiary of GRGC
Guangzhou Railway Group Foreign Economic & Trade Development Corporation	Subsidiary of GRGC

Associates of our Company
Guangzhou Tiecheng Enterprise Company Limited	Associate of our Company
Zengcheng Lihua Stock Company Limited	Associate of our Company
Shenzhen Guangshen Railway Civil Engineering Company	Associate of our Company
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
     We have agreed with GRGC and GEDC as to certain mutual indemnities arising from or in respect of the various assets and liabilities transferred to or retained by the parties. The purpose of the indemnities is to ensure that none of our Company, GRGC or GEDC will bear liabilities that it has not agreed to assume, even in cases where third parties have not consented to the division of liabilities among them and continue to make claims against an entity that has not assumed the relevant liability. GRGC and GEDC have agreed to indemnify our Company against any claims arising from facts or events prior to the Restructuring as well as any claims against our Company in respect of assets and liabilities retained by them in the Restructuring.
     After the Restructuring, GEDC, Yangcheng Railway Company and GRGC (together with some of its subsidiaries) continued to provide social services to our Company on a contractual basis. These services included medical care for our employees and their family members, kindergarten, elementary and secondary school education for the children of employees, room and board for our employees traveling on business, employee housing management and maintenance and public security in our stations and on-board our trains. GEDC provided most of these services through its facilities in Shenzhen. GRGC and Yangcheng Railway Company provided to our Company in Guangzhou other services, including health care, employee training and childcare. For the services rendered, we paid GRGC, Yangcheng Railway Company or GEDC, as the case may be, reasonable, arm’s-length fees. In addition, certain transactions between our Company and GRGC and its subsidiaries have continued after the Restructuring, in the form of a cross-provision of goods and services. In the second half of 2004, all of the hospitals and schools originally vested in GEDC were transferred to the local government pursuant to applicable PRC policies. As a result, GEDC no longer provides any education and hospital services to us under such contractual arrangements.
     In connection with the acquisition of the railway transportation business of Guangzhou-Pingshi Railway from Yangcheng Railway Company, which would affect the scope of the above services, we, in November 2004, entered into, inter alia, two conditional comprehensive services agreements with GRGC and Yangcheng Railway Company in relation to certain continuing connected transactions. Such agreements could only become effective upon the completion of the Acquisition. As it was anticipated that the Acquisition would not be completed before March 2006, we, on January 13, 2006, entered into the GRGC provisional comprehensive services agreement to govern certain continuing connected transactions between GRGC and its associates during the period between March 2006 and the completion of the Acquisition. In addition, we entered into the GEDC comprehensive services agreement in January 2006. These two agreements were been entered into on a continuing and regular basis, in the ordinary and usual course of business of our Company and its subsidiaries, and on an arm’s length basis between the relevant parties. The GEDC comprehensive services agreement and the GRGC provisional comprehensive services agreement replaced and superseded all the previous agreements or arrangements that had been entered into between our Company and GRGC, its subsidiaries and controlled entities, including Yangcheng Railway Company, to the extent that they covered the same services, including the master agreements entered into when our Company was listed on the HKSE in 1996. Each of the GRGC Provisional comprehensive services agreement and the GEDC comprehensive services agreement became effective from March 3, 2006, after being approved by our shareholders.
     After the completion of the Acquisition in January 2007, the GRGC provisional comprehensive services agreement ceased to have any effect, and the conditional GRGC comprehensive services agreement and the Yangcheng comprehensive services agreement originally entered into in November 2004 became effective and unconditional.
     The GEDC comprehensive services agreement had a term of three years ending on December 31, 2008. According to this agreement, the aggregate annual service fees payable by our Company to GEDC should not have exceeded RMB 74.91 million, RMB 76.41 million and RMB 77.94 million for the three years ended December 31, 2006, 2007 and 2008, respectively. In anticipation of the completion of the construction of the Fourth Rail Line and the increase of new CRHs, we expected that more complementary services from GEDC would be required and the annual cap for the continuing connected transactions under the GEDC comprehensive services agreement for the year ended December 31, 2007 needed to be increased. Accordingly, we and GEDC entered into a supplemental agreement on April 19, 2007 to adjust the annual cap for the continuing connected transactions for the year ended December 31, 2007 to RMB 139.70 million. In addition, under this supplemental agreement, the term of the GEDC comprehensive services agreement was shortened to two years ending on December 31, 2007. Except for the above, all the other terms of the original GEDC comprehensive services agreement remained unchanged. On June 28, 2007, the supplemental agreement and the adjustment of the annual cap were approved by the independent shareholders through affirmative votes at the shareholders’ general meeting of our Company, at which GRGC and its subsidiaries abstained from voting. Moreover, due to the expansion of our business operations, the amount of services actually provided by Yangcheng Railway Company under the Yangcheng comprehensive services agreement exceeded the annual cap under the Yangcheng comprehensive services agreement. Consequently, the annual maximum for services provided by Yangcheng Railway Company in the year ended December 31, 2007 was increased from RMB 260 million to RMB 389 million, which increase was approved by our independent shareholders at the second extraordinary shareholders’ general meeting of 2007 that was held on December 27, 2007.
     As the GRGC comprehensive services agreement, the Yangcheng comprehensive services agreement and the GEDC comprehensive services agreement had all expired on December 31, 2007, we entered into new comprehensive services agreements on November 5, 2007 with each of GRGC, GEDC and Yangcheng Railway Company in relation to the continuing connected transactions, which were approved by the independent shareholders at the second extraordinary shareholders’ general meeting of 2007 that was held on December 27, 2007. Each of these new master agreements contain arm’s length terms and have a term of three years, beginning on January 1, 2008 and ending on December 31, 2010. The services provided and the pricing arrangements between the parties under the new master agreements are largely the same as those under the old master agreements. Under the new comprehensive service agreements, for the three years ending December 31, 2008, 2009 and 2010, the proposed aggregate annual service fees payable by us to GRGC shall not exceed RMB 3,943.7 million, RMB 4,339.7 million and RMB 4,779.7 million, respectively; the fees payable to Yangcheng Railway Company shall not exceed RMB 447.3 million, RMB 514.3 million and RMB 591.5 million, respectively and the fees payable to GEDC shall not exceed RMB 197.6 million, RMB 227.3 million and RMB 261.4 million, respectively.
     Due to various reasons which include, among other things, operational adjustments introduced by the MOR, increases in costs and surcharges and additional construction and maintenance work required by us, we anticipated that the cap amounts for the years ending December 31, 2008, 2009 and 2010 will not be sufficient and therefore proposed to revise the relevant amounts. On December 4, 2008, we held the first extraordinary general meeting of 2008 to approve the amendment to the annual caps in relation to the three conditional continuing connected transactions entered into between our Company and each of GRGC, Yangcheng Railway Company and GEDC on November 5, 2007. As amended, for the three years ending December 31, 2008, 2009 and 2010, the aggregate annual service fees payable by us to GRGC shall not exceed RMB 5,829.1 million, RMB 6,703.4 million, and RMB 7,708.9 million, respectively; to Yangcheng Railway Company, shall not exceed RMB 824.7 million, RMB 948.4 million and RMB 1,090.6 million, respectively and to GEDC, shall not exceed RMB 345.0 million, RMB 396.8 million and RMB 456.3 million, respectively.
     According to the comprehensive services agreements we entered into with GRGC, Yangcheng Railway Company and GEDC that are currently in effect, the principal goods and services provided by GRGC and some of its subsidiaries, including Yangcheng Railway Company and GEDC, to our Company include the following:
•	locomotives, railcars and operating personnel;

•	leasing of passenger coaches;

•	maintenance services for locomotives and passenger coaches;

•	railroad transportation related services;

•	fuel for the operation of locomotives;

•	railway related materials;

•	overhaul and emergency repair of our track and bridges;

•	public security; and

•	employee housing.
     Under these agreements, the principal goods and services provided by us to GRGC and some of its subsidiaries, including Yangcheng Railway Company and GEDC, include railroad transportation related services and the sale of duty free goods on-board our Hong Kong Through Trains and at Guangzhou station.
     The prices at which these goods and services are provided between us and GRGC, Yangcheng Railway Company and GEDC, are different in each case. In general:
•	prices for railroad transportation-related services are determined in accordance with the actual costs incurred in providing these services plus a profit margin of 8% of aggregate chargeable costs (fuel expenses, asset depreciation and water utility fees are not counted as chargeable costs for purposes of this calculation), or in accordance with the standard prices published by the MOR. We believe that the prices for the provision of these services are consistent with that which would be charged in an arm’s-length transaction;

•	the rental fees for the high-speed passenger coaches leased to our Company by GRGC at approximately 6% of GRGC’s purchase price for the coaches, equivalent to GRGC’s depreciation expenses for the coaches; we also bear all costs of maintenance and overhaul of these coaches;

•	the prices for social and related services provided by Yangcheng Railway Company and GEDC are determined based on the actual cost of providing these services plus a profit margin of 8%;

•	the prices for social and related services, such as child care services and newspaper supply services, that are provided by GRGC are determined based on the actual cost of providing such services;

•	the prices for the supply of railroad transportation related materials are determined in accordance with the relevant policies and regulations issued by GRGC (which regulations are applicable to other railroads under the jurisdiction of GRGC); and

•	the prices for the provision of overhaul and large scale maintenance services for our track and bridges are based on the relevant approved estimates plus a profit margin of 8%, and the prices for other maintenance services are to be agreed by the parties on a case-by-case basis.
     In addition, we entered into three demolition compensation agreements with GEDC on June 20, 2007 for a total consideration of RMB 61.1 million. The Company also entered into four demolition compensation agreements with several enterprises controlled by GEDC for 12 months ending June 20, 2007. The total consideration under these agreements was RMB 4.1 million.
     The chart below sets forth the material transactions we undertook with related parties in 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
	(RMB thousands)
Provision of Services
Revenue collected by MOR for services provided to GRGC and its subsidiaries (1)	(1,005,505)	(1,038,611)	(1,069,053)
Provision of repairing services for cargo trucks of GRGC and its subsidiaries (2)	(175,248)	(148,322)	(220,000)
Provision of train transportation services to GRGC and its subsidiaries (3)	(183,989)	(265,998)	(208,860)

Receipt of Services
Cost settled by MOR for services provided by GRGC and its subsidiaries (1)	1,105,890	1,218,138	1,530,479
Train transportation services provided by GRGC and its subsidiaries (4)	213,388	235,303	347,969
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway Company (5)	429,655	440,602	369,257
Provision of construction services by GRGC and its subsidiaries (2)	61,950	259,787	241,753
Provision of repair and maintenance services by GRGC and its subsidiaries (3)	104,111	115,568	115,455
Provision of turnkey service by CYTS (6)	50,569	15,280	—

Purchase
Purchase of materials and supplies from GRGC and its subsidiaries (7)	577,352	398,230	631,149

Others
Payment for the acquisition of net assets of Yangcheng Railway Business	4,873,332	—	—
Operating lease rental paid to GRGC for the leasing of land use rights	50,000	50,000	51,200

(1)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(2)	The service charges are determined based on a pricing scheme set by the MOR or by reference to market prices with guidance provided by the MOR.

(3)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(4)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.

(5)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between the contracting parties.

(6)	The prices are determined based on mutual negotiation between the contracting parties.

(7)	The prices are determined based on mutual negotiation between the contracting parties with reference to the “cost plus a management fee” model.

     As of December 31, 2007, 2008 and 2009, we had the following material balances with our related parties:

	As of December 31,
	2007	2008	2009
		(RMB thousands)

Due from GRGC	—	155,034	113,195
— Trade receivables (1)	—	150,066	108,341
— Other receivables	—	4,968	4,854

Due to GRGC	(78,262)	(35,209)	(63,396)
— Trade payables (1)	(96,995)	(25,787)	(53,955)
— Other payables (3)	18,733	(9,442)	(9,441)

Due from subsidiaries of GRGC	39,911	16,815	28,733
— Trade receivables	17,843	15,354	13,126
Less: impairment provision	—	(4)	(113)
— Other receivables	22,068	1,465	15,720

Due to subsidiaries of GRGC	(940,928)	(302,206)	(230,260)
— Trade payables (2)	(198,843)	(198,843)	(174,054)
— Other payables (3)	(783,927)	(103,363)	(56,206)

Due from an associate	1,825	2,019	1,312
— Trade receivables	—	160	—
— Other receivables	14,137	14,171	13,624
Less: impairment provision (5)	(12,312)	(12,312)	(12,312)

Due to an associate	(2,935)	(25,118)	(9,534)
— Trade payables	—	—	(135)
— Other payables (4)	(2,935)	(25,118)	(9,399)

Prepayment for fixed assets and construction-in-progress	12,617	31,012	—
— GRGC and its subsidiaries	12,617	31,012	—

Payables for fixed assets and construction-in-progress	(53,546)	(125,487)	(101,316)
— GRGC and its subsidiaries	(45,496)	(95,498)	(101,316)
— Associates	(8,050)	(29,989)	—

(1)	The trade balances due from/to GRGC and subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(2)	The trade balances due to subsidiaries of GRGC mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between us and the related parties.

(3)	The non-trade balances due to subsidiaries of GRGC mainly represent the deposits of related parties maintained in the deposit-taking center of our Company.

(4)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(5)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
     As of December 31, 2009, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.
     Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2009. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2009 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.
Transaction with the MOR
     The MOR is the controlling entity of GRGC, the substantial shareholder of our Company and also centrally manages the railway business within the PRC. We work in cooperation with the MOR and other railway companies owned and controlled by the MOR in order to operate certain long-distance passenger train transportation and freight transportation services within the PRC. The related revenue is collected by other railway companies, which are then remitted to the MOR and centrally processed. A certain portion of the revenue so collected is allocated to our Company for the use of our rail lines or for services rendered by us in connection with the delivery of these services. On the other hand, our Company is also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations are determined by the MOR based on its standard charges applied on a nationwide basis.
     The chart below sets forth the material transactions our Company undertook with the MOR in 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
		(RMB thousands)

Recurring Transactions:
Income
Revenue collected from the MOR, including revenue collected by the MOR for services provided to GRGC and its subsidiaries
— Passenger transportation	(5,318,369)	(6,196,596)	(6,542,333)
— Freight transportation	(906,516)	(841,240)	(752,561)
— Railway network usage and services	(2,659,529)	(2,738,425)	(3,105,654)

Charges and Payments
Services charges allocated from the MOR, including cost settled by the MOR for services provided to GRGC and its subsidiaries	1,990,297	2,179,407	2,404,966
Operating lease rentals paid/payable to the MOR	156,628	176,880	162,651

     The service charges are determined based on a pricing scheme set by the MOR or by reference to market prices with guidance provided by the MOR.
     As of December 31, 2007, 2008 and 2009, we had the following material balances maintained with MOR:

	As of December 31,
	2007	2008	2009
		(RMB thousands)

Due from the MOR
— Trade receivables	42,189	53,048	273,300

Item 7C. Interests of Experts and Counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
Item 8A. Consolidated Statements and Other Financial Information
Item 8A.1 — Item 8.A.6:
     See pages F-1 to F-60 following ITEM 19.
Item 8A.7 Legal Proceedings
     As of December 31, 2009, our investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited, or Tiecheng, amounted to approximately RMB 85.0 million.
     In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited, or Guangzhou Guantian, a Sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by our Company.
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
     Our Articles of Association require that cash dividends in respect of H shares be declared in RMB and paid in Hong Kong dollars at the average of the exchange rate as published by the People’s Bank of China for each day of the calendar week preceding the date of the dividend declaration. To the extent that we are unable to pay dividends in Hong Kong dollars from our own foreign exchange resources, we will have to obtain Hong Kong dollars through the inter-bank system or by other permitted means. Hong Kong dollar dividend payments will be converted by the depositary and distributed to holders of ADSs in U.S. dollars.
     On April 22, 2010, our Board of Directors proposed a final dividend distribution of RMB 0.08 per share to our shareholders for the year ended December 31, 2009. The final dividend payment was approved by our shareholders at our annual general meeting of shareholders held on June 22, 2010.
Item 8B. Significant Changes
     Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2009.

ITEM 9. THE OFFER AND LISTING
Item 9A. Offer and Listing Details
Price Range of our H shares and ADSs
     As of December 31, 2009 and June 11, 2010, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2009 and June 11, 2010, there were, respectively, 4,582,881 ADSs and 4,112,846 ADSs outstanding held by 182 and 181 registered holders.
     The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
2005	20.50	13.07	3.225	2.00
2006	35.24	14.70	5.41	2.30
2007	45.22	27.11	6.91	4.40
2008
January to March	37.02	24.25	5.83	3.70
April to June	30.01	21.00	4.65	3.31
July to September	25.55	19.45	3.95	3.00
October to December	26.11	13.05	3.93	2.00
2009
January to March	20.1	13.83	3.09	2.23
April to June	25.52	17.58	3.93	2.66
July to September	25.28	20.05	3.93	3.13
October to December	23.00	19.46	3.49	3.00
December	21.11	19.46	3.24	2.98
2010
January	21.91	20.19	3.48	3.11
February	20.94	19.88	3.30	3.07
March	20.73	19.83	3.19	3.07
April	20.49	19.38	3.14	3.03
May	19.37	16.03	3.00	2.56
June (through June 11)	17.20	16.22	2.66	2.57
     During the year ended December 31, 2009, we did not purchase, sell or redeem any of our H shares.
     In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.
Item 9B. Plan of Distribution
     Not applicable.

Item 9C. Markets
     Our H shares are listed on the HKSE under the stock code “0525” and American Depositary Shares representing our H shares are listed on the New York Stock Exchange under the stock code “GSH”. Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code “601333.”
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
     The total number of shares of our Company after the A Share Offering is 7,083,537,000.
     As of December 31, 2009, our issued share capital consisted of:

		Percentage
	Number	of shares
Type of share capital	of shares	(%)

Domestic tradable shares with restriction on sales (A shares)	274,798,700	3.88
Domestic tradable shares without restriction on sales (A shares)	5,377,438,300	75.91
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.00
Public Float
     As of June 11, 2010, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.
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
General
     We are a joint stock limited company established in accordance with the Company Law of China, the Rules of the State Council on the Overseas Issuance and Listings and other relevant laws and regulations of the PRC. Our Company was established by way of promotion with approval evidenced by the document “Ti Gai Sheng” [1995] No. 151 of the PRC’s State Commission For Economic Restructuring. We were registered with and obtained a business license from the Administration for Industry And Commerce of Shenzhen, Guangdong Province on March 6, 1996. The number of our business license is Shen Si Zi 4403011022106. Article 12 of our Articles of Association states that our object is to carry on the business of railway transportation.
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
     We are not permitted to enter into any contract with any person other than a director, supervisor, general manager, deputy general manager, or other senior officers of the Company whereby the management and administration of the whole of the Company or any material business of the Company is to be handed over to such person without the prior approval of the shareholders in a general meeting.
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

     A shareholder extraordinary general meeting shall not resolve any matter not stated in the notice of such meeting. A notice of meeting of shareholders shall:
•	be given by way of public notice or other means as specified under our Articles of Association;

•	specify the place, date and the time of the meeting;

•	state the motions to be discussed at the meeting;

•	provide such information and explanations as are necessary for the shareholders to exercise an informed judgment on the proposals before them. Without limiting the generality of the foregoing, where a proposal is made to merge the Company with another entity, to repurchase the shares of the Company, to reorganize its share capital or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail, together with copies of the proposed agreement, if any, and the cause and effect of the proposal must be properly explained;

•	contain disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager, deputy general manager or other senior officers of the Company in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of other shareholders of the same class;

•	contain the full text of any special resolution proposed to be approved at the meeting;

•	contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him or her and that a proxy need not also be a shareholder; and

•	state the time within which and the address to which voting proxies for the meeting are to be delivered.
     The Company may send the notice to the domestic shareholders by way of public notice published in one or more newspapers designated by the securities regulatory authority under the State Council at least forty-five (45) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. Notice of a shareholders’ general meeting to holders of overseas-listed foreign-invested shares shall be published on our Company’s website (www.gsrc.com) at least forty-five (45) days prior to the date of the meeting. After the publication of such notice, all holders of overseas-listed foreign-invested shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice, shall not invalidate the meeting or the resolutions adopted therein.

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
Liquidation Rights
     In the event of the termination or liquidation of our Company, our shareholders shall have the right to participate in the distribution of surplus assets of our Company in accordance with the type and number of shares held by those shareholders.
Liability of Shareholders
     The liability of holders of our shares for our losses or liabilities is limited to their capital contributions in our Company.
Increases in Share Capital and Preemptive Rights
     Our Articles of Association require that approval by a special resolution of the shareholders and by special resolution of holders of domestic shares and H shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, securities convertible into shares or options, warrants or similar rights to subscribe for any shares or convertible securities. No approval is required to be obtained from separate class meetings if, but only to the extent that, we issue domestic shares and H shares, either separately or concurrently, in numbers not exceeding 20% of the number of domestic shares and H shares then in issue, respectively, in any 12-month period, as approved by a special resolution of the shareholders. New issues of shares must also be approved by relevant PRC authorities.
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
     Unless we are in the process of liquidation:
•	where we repurchase our shares at par value, the amount of the total par value of shares so repurchased shall be deducted from our book balance distributable profits or out of the proceeds of a new issue of shares made in respect of the repurchase; and

•	where we repurchase our shares at a premium, an amount equivalent to their total par value shall be deducted from our book balance distributable profits or the proceeds of a new issue of shares made in respect of the repurchase. Payment of the portion in excess of their par value shall be effected as follows:
•	if the shares being repurchased were issued at par value, payment shall be made out of our book balance distributable profits; and

•	if the shares being repurchased were issued at a premium, payment shall be made out of our distributable profits or out of proceeds of a new issue of shares made in respect of the repurchase, provided that the amount paid out of the proceeds of the new issue may not exceed the aggregate of premiums received by us on the issue of the shares repurchased or the current balance of our capital common reserve account (inclusive of the premiums from the new issue of shares).
•	Payment by us in consideration for:
•	the acquisition of rights to repurchase our shares;

•	the variation of any contract to repurchase our shares; or

•	the release of any of our obligations under any contract to repurchase our shares;
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
     We shall not directly or indirectly make a loan to or provide any guarantees in connection with a loan to a director, supervisor, general manager, deputy general manager or other senior officers of our Company or of GRGC or any of their respective associates. However, the following transactions are not subject to this prohibition:
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
Recent Amendments to Our Articles of Association

     In May 2005 and May 2006, in anticipation of A Share Offering, we made conditional amendments to our draft Articles of Association to meet applicable PRC regulatory requirements, in particular, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China and the new Company Law effective from January 1, 2006. The proposed amendment to our draft Articles of Association was furnished to the SEC as Exhibit 99.1—Appendix I to the Form 6-K filed on April 18, 2006 (the conditional Articles of Association, as amended, will be referred to hereinafter as the “Conditional AOA”). In addition, our annual general meeting of shareholders approved further amendments to our then effective Articles of Association on May 11, 2006, pursuant to the new Company Law effective from January 1, 2006. After the completion of the A Share Offering in December 2006, the Conditional AOA did not take effect until March 2007 after we made further amendments to it and completed the required filings and registrations with the relevant government authorities. Upon the completion of our A Share Offering, Guidelines for the Articles of Associations of Listed Companies, as amended, in March 2006 issued by the China Securities Regulatory Commission, or the CSRC Guidelines, became applicable to us. In accordance with this CSRC Guidelines, we proposed further amendments to our Articles of Association. On June 28, 2007, the amendment was approved at our shareholders’ general meeting of 2006. In 2008, we made some minor amendments to our Articles of Association, which were approved by shareholders at our annual shareholders’ general meeting held on June 26, 2008. In 2009, we made additional amendments to our Articles of Association, which amendments were approved by shareholders at our annual shareholders’ general meeting held on June 25, 2009. The amendments will not come into effect until after the completion of required filing and registration with relevant governmental authorities.
Item 10C. Material Contracts
     Except for the agreements we entered into in connection with the issuance of the Notes and the connected transaction agreements we entered into with Yangcheng Railway Company, GRGC and other related parties as discussed in “Item 5B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions”, all other material contracts we entered into during the fiscal years of 2008 and 2009 were made in the ordinary course of business.
Item 10D. Exchange Controls
     The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of RMB into U.S. dollars in China currently must be based on the People’s Bank of China rate. The People’s Bank of China rate is set based on the previous day’s Chinese inter-bank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As of June 11, 2010, this change in policy has resulted in a more than 20% appreciation of the RMB against the U.S. dollar ever since July 2005.

     Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2009, due to the continuous, although at a lower rate than the previous years, appreciation of RMB against U.S. dollar and Hong Kong dollar, we incurred a foreign exchange loss of approximately RMB 0.05 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.
     We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2009, we maintained the equivalent of approximately RMB 67.2 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 of our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.
Item 10E. Taxation
PRC Taxation
Tax Basis of Assets
     As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.
Income Tax
     From January 1, 1994 to December 31, 2007, income tax payable by PRC domestic enterprises, including state owned enterprises and joint stock companies, has been governed by the PRC Enterprise Income Tax Provisional Regulations and its implementation measures, or EIT regulations, which provide for an income tax rate of 33%, unless a lower rate was provided by law or administrative regulations. Our Company was generally subject to tax at a rate of 33% pursuant to the EIT Regulations. However, as a result of our incorporation in the Shenzhen Special Economic Zone, our corporate income tax rate was reduced to 15%. Pursuant to an approval from the Shenzhen Local Tax Bureau dated November 12, 1997, our Company was also entitled to a 50% further reduction of income tax arising from our high-speed train services in 1997, 1998 and 1999. To the extent that our Company engages in other businesses through its subsidiaries, those other companies were subject to corporate income tax rates of either 15% or 33% (applicable to places other than Shenzhen), depending mainly on their places of incorporation.

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
Value Added Tax
     Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994, which was amended by the State Council on November 10, 2008 and the related implementing rules, our passenger and freight transportation businesses are not subject to value added tax, while our other businesses, such as retail sales of food, beverages and merchandise aboard our trains and in our stations, and some of the businesses conducted by our subsidiaries are subject to value added tax at the rate ranging from 3% to 17%, depending on the scale and nature of the businesses.
Business Tax
     Pursuant to the Provisional Regulations of the PRC Concerning Business Tax effective from January 1, 1994, which was amended by the State Council effective from January 1, 2009 and its implementing rules, business tax is imposed on enterprises that provide transportation services in the PRC. Business tax is levied at a rate of 3% or 5% on the revenue of the transport of passengers and goods in or out of the PRC.
Tax on Dividends
     For an Individual Investor. According to the Individual Income Tax Law of the PRC, an income tax of 20% shall be withheld on dividend payments from PRC enterprises to an individual. For a foreign individual who is not a resident of the PRC, the receipt of dividends from a company in the PRC is normally subject to this 20% PRC withholding tax unless reduced by an applicable double-taxation treaty. However, on July 21, 1993, the PRC State Tax Bureau issued a Notice Concerning the Taxation of Gains on Transfers and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, referred to herein as the Tax Notice, which stipulates that dividends from a PRC company on shares listed on an overseas stock exchange, or overseas shares, such as H shares (including H shares represented by ADSs), would be temporarily exempted from the withholding of individual income tax. The relevant tax authority has thus far not collected any withholding tax on dividend payments on overseas shares.

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
Capital Gains Tax
     For An Individual Investor. The Tax Notice provides that gains realized by foreign individual holders of H shares or ADSs will not be subject to income tax.
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
     The Agreement Between the Government of the United States of America and the PRC Government for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, together with related protocols, referred to herein as the US-PRC tax treaty, currently limit the rate of PRC withholding tax upon dividends paid by our Company to a United States holder who is a United States resident for purposes of the US-PRC tax treaty to 10%. It is uncertain if the US-PRC tax treaty exempts from PRC tax the capital gains of a U.S. holder arising from the sale or disposition of H shares or ADSs. U.S. holders are advised to consult their tax advisors with respect to these matters.
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
     You are a “U.S. holder” if you are:
•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:
•	subject to the primary supervision of a United States court and the control of one or more United States persons; or

•	that has elected to be treated as a United States person under applicable United States Treasury regulations.
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
Distributions on the H shares or ADSs
     The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, for taxable years beginning prior to January 1, 2011, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:
•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States, but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year the dividend is paid or the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC (and were not a PFIC for our prior taxable year) and we are considered eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the Treaty. Our status as a qualified foreign corporation, however, may change.
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
Sale, Exchange or Other Disposition
     Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced later where the H shares or ADSs have been held more than one year. Your ability to deduct capital losses is subject to limitations.
     If any PRC tax is withheld from your gain on a disposition of H shares or ADSs, such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that PRC tax is withheld, a U.S. holder that is eligible for the benefits of the Treaty may be able to treat the gain as foreign source income for foreign tax credit limitation purposes.
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
     If you own the H shares or ADSs during any year that we are a PFIC and you recognize gain on a disposition or receive a distribution with respect to the H shares or ADSs, or make a reportable election with respect to such H shares or ADSs, you must file Internal Revenue Service, or IRS, Form 8621. You would also be required to file any other information that is required by the United States Treasury Department. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.
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
Recent Legislative Developments
     Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. holders who are individuals that hold certain foreign financial assets (which may include the H shares or ADSs) to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of this legislation on your ownership and disposition of the H shares or ADSs.

Hong Kong Taxation
     The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H shares or ADSs held by you.
Dividends
     Under current practice, no tax will be payable by you in Hong Kong in respect of dividends paid by us.
Taxation of Capital Gains
     No capital gain tax is generally imposed in Hong Kong in respect of capital gains from the sale of shares (such as the H shares). However, if trading gains from the sale of property by persons as part of profit making are regarded as carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, such trading gains will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on unincorporated businesses. Gains from sales of the H shares affected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.
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
Item 10F. Dividends and Paying Agents
     Not applicable.
Item 10G. Statement by Experts
     Not applicable.
Item 10H. Documents on Display
     We filed with SEC in Washington, D.C. a registration statement on Form F-1 (Registration No. 333-3382) under the Securities Act of 1933, as amended, in connection with our global offering in May 1996. The registration statement contains exhibits and schedules. For further information with respect to our Company and our ADSs, please refer to the registration statement and to the exhibits and schedules filed with the registration statement.
     Additionally, we are subject to the informational requirements of the Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file annual reports on Form 20-F within six months of our fiscal year end, and we will furnish other reports and information under cover of Form 6-K with the SEC. You may review a copy of the registration statement and other information without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also inspect the registration statement and its exhibits and schedules at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. You may also get copies, upon payment of a prescribed fee, of all or a portion of the registration statement from the SEC’s public reference room or by calling the SEC on 1-800-SEC-0330 or visiting the SEC’s website at www.sec.gov.
     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.
Item 10I. Subsidiary Information
     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The following paragraphs describe the various market risks to which we were exposed as of December 31, 2008 and 2009.
Currency Risks
     We mainly operate in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of our Company. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any monetary assets and liabilities denominated in currencies other than RMB would subject our Company to currency risks. In addition, we are required to pay dividends in Hong Kong dollars in the future when dividends are declared.
     The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2008 and 2009 are set forth below.

		As of December 31,
	Currency	2008	2009
Monetary assets and liabilities	denomination	(RMB thousands)
Current assets
Cash and cash equivalents	USD	3,176	455
Cash and cash equivalents	HKD	30,452	66,801
Other receivables	HKD	529	994
Trade payables	USD	(940)	(939)
     We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.
     On July 21, 2005, the PRC government announced that the RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with the U.S. dollar on or after that day. As a result, the RMB appreciated by approximately 2% as compared to the U.S. dollar based on the exchange rate announced on that day and subsequently continued to appreciate throughout the remainder of 2005 through June 2010. As of June 11, 2010, this change in policy has resulted in a more than 20% appreciation of the RMB against the U.S. dollar ever since July 2005. We incurred a foreign exchange loss of RMB 47,000 for the year ended December 31, 2009. As of December 31, 2009, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB 68.2 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB 3.4 million in these balances.
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
Interest Rate Risks
     As of December 31, 2009, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Our interest rate risk arises mainly from the bonds payable in connection with our issuance in December 2009 of RMB 3.5 billion 4.79% fixed rate notes due 2014, which were issued at a fixed interest rate and exposed us to fair value interest rate risk.
Credit Risks
     The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposits, and long-term receivables represent our maximum exposure to credit risk in relation to financial assets.
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
Liquidity Risks
     Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, our Company’s treasury function allows flexibility in funding by maintaining committed credit lines.
     We monitor rolling forecasts of our liquidity reserves (comprises undrawn borrowing facilities and cash and cash equivalents on the basis of expected cash flows). See Note 3 to our audited consolidated financial statements included elsewhere in this annual report, analyzing our

Company’s financial liabilities into relevant maturity groupings based on the remaining period at the date of the balance sheet to the contractual maturity date. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.
     Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2009, at present and in our normal course of business, we are not subject to any other market-related risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
     Not applicable.
B. Warrants and Rights
     Not applicable.
C. Other Securities
     Not applicable.
D. American Depositary Shares
     JPMorgan Chase Bank, N.A. is the depositary for our ADSs. The Depositary’s office is located at 4 New York Plaza, New York, NY 10004. On April 25, 2008, JPMorgan Chase Bank, N.A. signed an agreement with Wells Fargo Bank, pursuant to which Wells Fargo Bank will provide the depositary service for our ADSs on behalf of JPMorgan Chase Bank, N.A. Each of our ADRs represents 50 H shares of par value RMB1.00 per share.
     In April 2009, we entered into an amendment to our deposit agreement with JPMorgan Chase Bank, N.A., which we initially entered into on May 10, 1996. The revisions include allowing the depositary, in line with the current market practice, to charge the holders of the ADSs a cash distribution fee and an annual administrative fee, the aggregate of which should not exceed US$0.02 per ADS in any calendar year. The amendment of the deposit agreement became effective on May 25, 2009. At such effective date, every holder of our ADSs shall be deemed by holding our ADSs to consent and agree to such amendment and to be bound by the deposit agreement and the American Depositary Receipts as amended by such amendment. For further information, see the Form F-6EF we filed with the SEC on April 24, 2009 and the Form 6-K we furnished on April 28, 2009.
Fees Payable by ADS holders
     The Depositary may charge each person, US$5.00 for each 100 ADSs (or portion thereof) for ADRs issued, delivered, reduced, cancelled or surrendered, as the case may be.
     The following additional charges may be incurred by holders of our ADSs:
•	a fee of US$1.50 per ADR for transfers of ADRs;

•	a fee of $0.02 or less per ADS for any cash distribution made, or the cash distribution fee;

•	a fee of US$5.00 for each 100 ADSs (or portion thereof) for any security distribution;

•	an administration fee of $0.02 per ADS per calendar year (or portion thereof), provided, however, that the aggregate amount of such administration fee and the cash distribution fee shall not exceed $0.02 per ADS in any calendar year;

•	reimbursement of fees and expenses incurred by the depositary and/or its agents in connection with the servicing and delivery of our H shares and compliance with applicable laws;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of the ADS holders;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currencies into U.S. dollars.
     We will pay all other charges and expenses of the depositary and its agents (except the custodian) pursuant to the agreements between us and the depositary. The fees described above may be amended from time to time.
Payments Received by Foreign Private Issuer
     The depositary has agreed to reimburse certain expenses incurred by us in connection with our ADR program. The depositary reimbursed us, or waived its fees and expenses, of $353,820.00 for the year ended December 31, 2009.
Direct Payments
     The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2009:

Category of Expenses	Amount (US$)
Legal fees	875.00
Investor relations	14,969.00
Broker reimbursements	37,981.00
Total	53,820.00

Indirect Payments
     The depositary has also agreed to waive certain fees for standard costs associated with the administration of our ADS program. The table below sets forth those expenses that the depositary waived in the year ended December 31, 2009:

Category of Expenses	Amount (US$)
Fees waived	300,000.00
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2009. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.
Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     For the year ended December 31, 2009, under the supervision, and with the participation, of our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2009.
     The effectiveness of our Company’s internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Dr. Wilton Chau Chi Wai is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Chau and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual.
ITEM 16B. CODE OF ETHICS
     We have adopted a code of ethics that applies to our Chairman, General Manager, Chief Accountant, Company Secretary and other senior officers, or the Code of Ethics for Senior Management, on April 20, 2004. On April 23, 2008, we amended the Code of Ethics for Senior Management pursuant to Section 404 of the Sarbanes-Oxley Act. On April 29, 2009, we further amended the Code of Ethics for Senior Management in order to further strengthen our corporate governance, regulate the acts of our executive officers and ensure the better performance of duties by our executive officers. According to the amended Code of Ethics for Senior Management, each of our senior officers is required to sign a certificate for the compliance with the Code of Ethics for Senior Management at his/her initial or subsequent election or engagement, and to submit an annual certificate with respect to his/her compliance with the Code of Ethics for Senior Management. A copy of this amended Code of Ethics for Senior Management is filed as Exhibit 11.1 to our annual report on Form 20-F filed with the SEC on June 25, 2009.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our auditor for 2010 have been approved at the annual general meeting of our shareholders held on June 22, 2010.
     PwC was our auditor for 2009, 2008 and 2007.
     The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2008 and 2009.

	2008	2009
	(RMB millions)
Audit Fees	9.6	9.6
Audit-related Fees	—	0.15
Tax Fees	—	—
All Other Fees	—	—

Total	9.6	9.75

Notes:

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.

2.	As of December 31, 2009, there did not exist any amount that became payable but remained outstanding.

3.	PwC provided a consent letter for making reference to the auditor’s report on our consolidated financial statements for the year ended December 31, 2008 in the offering circular relating to our issuance of the Notes in December 2009.
     All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     During the year ended December 31, 2009, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.
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
ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 to F-60 following ITEM 19.
ITEM 19. EXHIBITS
     (a) See pages F-1 to F-60 following this item.
     (b) Index of Exhibits
     Documents filed as exhibits to this annual report:

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association#

2.1	Form of Amendment No. 1 to Deposit Agreement*

2.2	Form of American Depositary Receipt*

4.1	Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company**

4.2	Master comprehensive services agreements dated November 5, 2007 between Guangshen Railway Company Limited and each of GRGC, GEDC and Yangcheng Railway Company***

4.3	English summary of certain material terms of the RMB 3.5 billion of 4.79% fixed rate notes due 2014

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2009

11.1	Code of Ethics for the Senior Management as amended on April 29, 2009#

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Registrant’s Form F-6EF filed with the SEC on April 24, 2009

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005

***	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2008

#	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED
Date: June 22, 2010	By:	/s/ Xu Xiaoming
Xu Xiaoming
Chairman of the Board of Directors

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Guangshen Railway Company Limited
In our opinion, the accompanying consolidated balance sheets and the related consolidated comprehensive income statements, consolidated cash flow statements and the consolidated statements of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report On Internal Control over Financial Reporting in Item 15 appearing on pages 110 and 111 of the 2009 Annual Report. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
June 22, 2010

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Amounts in thousands)

			December 31,
	Note		2008	2009	2009
			RMB	RMB	US$*
			(Note 40)
ASSETS
Non-current assets
Fixed assets	6		23,903,846	24,048,573	3,521,021
Construction-in-progress	7		504,775	662,183	96,952
Prepayment for fixed assets and construction-in-progress			151,972	60,134	8,805
Leasehold land payments	8		592,368	576,379	84,389
Goodwill	9		281,255	281,255	41,179
Investments in associates	11		120,705	119,547	17,503
Deferred tax assets	12		331,738	320,430	46,915
Deferred employee costs	13		99,614	79,736	11,674
Available-for-sale investments	16		48,326	53,826	7,881
Long-term receivable	17		48,136	44,229	6,476

			26,082,735	26,246,292	3,842,795

Current assets
Materials and supplies	18		201,923	231,110	33,838
Trade receivables, net	19		272,051	483,218	70,749
Prepayments and other receivables, net	20		96,865	72,343	10,592
Short-term deposits			7,300	514,000	75,256
Cash and cash equivalents	34	(c)	1,560,952	1,115,651	163,346

			2,139,091	2,416,322	353,781

Total assets			28,221,826	28,662,614	4,196,576

Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	21		7,083,537	7,083,537	1,037,121
Share premium			10,294,490	10,294,570	1,507,258
Other reserves	22		1,797,229	1,932,131	282,889
Retained earnings			2,607,951	3,270,887	478,900
- Proposed final dividend			566,683	566,683	82,970

			21,783,207	22,581,125	3,306,168
Minority interests			55,948	55,717	8,157

Total equity			21,839,155	22,636,842	3,314,325

Liabilities
Non-current liabilities
Borrowings	23		3,390,000	—	—
Bonds payable	24		—	3,465,801	507,438
Employee benefits obligations	25		237,422	174,767	25,588

			3,627,422	3,640,568	533,026

Current liabilities
Trade payables	26		640,856	791,355	115,865
Payables for fixed assets and construction-in-progress			764,609	674,652	98,778
Dividends payable			47	45	7
Income tax payable			48,977	116,036	16,989
Accruals and other payables	27		790,760	803,116	117,586
Borrowings	23		510,000	—	—

			2,755,249	2,385,204	349,225

Total liabilities			6,382,671	6,025,772	882,251

Total equity and liabilities			28,221,826	28,662,614	4,196,576

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.83, which is rounded from 6.8259, the certified exchange rates for December 31, 2009 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands, except per share and per ADS data)

			Years ended December 31,
	Note		2007	2008	2009	2009
			RMB	RMB	RMB	US$*
Revenue from railroad businesses
Passenger			5,833,538	6,759,229	7,195,717	1,053,546
Freight			1,326,450	1,324,701	1,210,118	177,177
Railway network usage and services			2,659,529	2,738,425	3,105,654	454,708

			9,819,517	10,822,355	11,511,489	1,685,431
Revenue from other businesses			688,987	866,300	874,268	128,004

Total revenues			10,508,504	11,688,655	12,385,757	1,813,435

Operating expenses
Railroad businesses
Business tax			(221,820)	(253,001)	(266,951)	(39,085)
Labour and benefits	28		(1,928,171)	(2,125,376)	(2,277,057)	(333,391)
Equipment leases and services			(2,595,181)	(2,653,188)	(2,974,805)	(435,550)
Land use right leases	36	(b)	(50,000)	(50,000)	(51,200)	(7,496)
Materials and supplies			(1,240,801)	(1,345,651)	(1,395,333)	(204,295)
Repair and facilities maintenance costs, excluding materials and supplies			(460,133)	(670,209)	(588,331)	(86,139)
Depreciation of fixed assets			(1,006,728)	(1,145,624)	(1,237,361)	(181,166)
Amortisation of leasehold land payments			(15,002)	(15,001)	(15,001)	(2,196)
Social services charges			(396,789)	(400,546)	(373,321)	(54,659)
Utility and office expenses			(109,792)	(121,436)	(111,816)	(16,371)
Others			(309,876)	(382,246)	(329,556)	(48,251)

			(8,334,293)	(9,162,278)	(9,620,732)	(1,408,599)

Other businesses
Business tax			(17,611)	(20,846)	(24,671)	(3,612)
Labour and benefits	28		(171,921)	(312,333)	(347,842)	(50,928)
Materials and supplies			(161,719)	(387,651)	(318,123)	(46,577)
Depreciation of fixed assets			(10,372)	(26,418)	(24,783)	(3,629)
Amortisation of leasehold land payments			(1,019)	(602)	(988)	(145)
Utility and office expenses			(96,177)	(81,227)	(80,960)	(11,854)

			(458,819)	(829,077)	(797,367)	(116,745)

Total operating expenses			(8,793,112)	(9,991,355)	(10,418,099)	(1,525,344)
Other income / (expense), net	29		49,816	17,703	(19,765)	(2,894)

Profit from operations			1,765,208	1,715,003	1,947,893	285,197
Finance costs	30		(98,487)	(213,469)	(236,287)	(34,596)
Share of results of associates	11		1,830	128	773	113

Profit before income tax			1,668,551	1,501,662	1,712,379	250,714
Income tax expense	31		(232,349)	(277,294)	(348,921)	(51,086)

Profit for the year			1,436,202	1,224,368	1,363,458	199,628

Other comprehensive income, net of tax			—	—	—	—

Total comprehensive income for the year			1,436,202	1,224,368	1,363,458	199,628

Profit attributable to:
Equity holders of the Company			1,431,415	1,224,129	1,364,521	199,784
Minority interests			4,787	239	(1,063)	(156)

			1,436,202	1,224,368	1,363,458	199,628

Total comprehensive income attributable to:
Equity holders of the Company			1,431,415	1,224,129	1,364,521	199,784
Minority interests			4,787	239	(1,063)	(156)

			1,436,202	1,224,368	1,363,458	199,628

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	32		RMB0.20	RMB0.17	RMB0.19	US$0.03

Earnings per equivalent ADS
- Basic and diluted			RMB10.10	RMB8.64	RMB9.63	US$1.41

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.83, which is rounded from 6.8259, the certified exchange rates for December 31, 2009 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands)

			Year ended December 31,
	Note		2007	2008	2009	2009
			RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	34	(a)	2,430,689	2,173,685	3,108,375	455,106
Interest paid			(173,515)	(221,488)	(220,288)	(32,253)
Income tax paid			(299,529)	(311,128)	(270,554)	(39,613)

Net cash generated from operating activities			1,957,645	1,641,069	2,617,533	383,240

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets, net of related parties			(1,107,320)	(2,947,804)	(1,639,674)	(240,070)
Payment for business combination, net of cash acquired			(4,781,633)	—	—	—
Proceeds from sales of fixed assets	34	(b)	83,701	11,358	28,349	4,151
Interest received			57,183	24,321	24,440	3,578
Addition on available-for-sale investments			—	—	(7,500)	(1,098)
Decrease/(Increase) in short-term deposits with maturities more than three months			169,739	(7,300)	(506,700)	(74,187)
Dividends received			—	4,475	4,931	722
Disposal of subsidiaries, net of cash received			(7,084)	(835)	—	—

Net cash used in investing activities			(5,585,414)	(2,915,785)	(2,096,154)	(306,904)

Cash flows from financing activities:
Proceeds from borrowings			695,000	1,050,000	—	—
Proceeds from bonds issuance			—	—	3,499,093	512,312
Repayments of borrowings			—	—	(3,900,000)	(571,010)
Addition from minority interest			—	—	1,000	147
Dividends paid to minority interests’ shareholders			—	—	(88)	(13)
Dividends paid to the Company’s shareholders			(566,711)	(566,683)	(566,685)	(82,970)

Net cash generated from / (used in) financing activities			128,289	483,317	(966,680)	(141,534)

Net decrease in cash and cash equivalents			(3,499,480)	(791,399)	(445,301)	(65,198)

Cash and cash equivalents, at beginning of year			5,851,831	2,352,351	1,560,952	228,544

Cash and cash equivalents, at end of year	34	(c)	2,352,351	1,560,952	1,115,651	163,346

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.83, which is rounded from 6.8259, the certified exchange rates for December 31, 2009 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts in thousands)

	Attributable to equity holders
							Discretionary
					Statutory surplus		surplus
	Share capital				reserve		reserve				Minority		Total
	RMB		Share premium		RMB		RMB		Retained earnings		interest		equity
	(Note 21)		RMB		(Note 22)		(Note 22)		RMB		RMB		RMB
Balance at January 1, 2007		7,083,537		10,202,469		1,268,683		346,034		1,268,285		50,922		20,219,930
Total comprehensive income		—		—		—		—		1,431,415		4,787		1,436,202
Adjustment to deferred tax arising from group reorganisation brought forward due to change of income tax rate (Note 31)		—		92,021		—		—		—		—		92,021
Appropriation from retained earnings		—		—		139,778		—		(139,778)		—		—
Reversal of appropriations		—		—		(2,766)		—		2,766
Dividends relating to 2006		—		—		—		—		(566,683)		—		(566,683)

Balance at December 31, 2007		7,083,537		10,294,490		1,405,695		346,034		1,996,005		55,709		21,181,470

Balance at January 1, 2008		7,083,537		10,294,490		1,405,695		346,034		1,996,005		55,709		21,181,470
Total comprehensive income		—		—		—		—		1,224,129		239		1,224,368
Appropriation from retained earnings (Note 22)		—		—		121,444		—		(121,444)		—		—
Reversal of appropriations (Note 22)		—		—		(33,969)		(41,975)		75,944		—		—
Dividends relating to 2007		—		—		—		—		(566,683)		—		(566,683)

Balance at December 31, 2008		7,083,537		10,294,490		1,493,170		304,059		2,607,951		55,948		21,839,155

Balance at January 1, 2009		7,083,537		10,294,490		1,493,170		304,059		2,607,951		55,948		21,839,155
Total comprehensive income		—		—		—		—		1,364,521		(1,063)		1,363,458
Appropriation from retained earnings (Note 22)		—		—		134,902		—		(134,902)		—		—
Dividends relating to 2008		—		—		—		—		(566,683)		(88)		(566,771)
Addition from minority interests		—		80		—		—		—		920		1,000
Balance at December 31, 2009		7,083,537		10,294,570		1,628,072		304,059		3,270,887		55,717		22,636,842

Balance at December 31, 2009 (*)	US$	1,037,121	US$	1,507,258	US$	238,371	US$	44,518	US$	478,900	US$	8,157	US$	3,314,325

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.83, which is rounded from 6.8259, the certified exchange rates for December 31, 2009 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2009 or on any other date.

================================================================================

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
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

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”).

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

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire until 2056.

As of December 31, 2009, the Company had in total approximately 33,170 employees, representing a decrease of 609 as compared with that of December 31, 2008.

The financial statements were authorized for issue by the board of directors of the Company on June 22, 2010.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by International Accounting Standards Board (“IASB”). The financial statements have been prepared under the historical cost convention.

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

(a)	New accounting pronouncements and amendments effective in 2009
•	IFRS 7 ‘Financial Instruments — Disclosures’ (amendment) — effective January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share. The Group has made relevant additional disclosures in these financial statements.

•	IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in change of the reportable segments presented. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

Goodwill is allocated by management to groups of cash-generating units at a segment level. Goodwill relating to a previous business combination remains in the Company’s Business segment. The change in reportable segments has not resulted in any additional goodwill impairment.

Comparatives for 2008 and 2007 in note 5 have been restated. However, such restatement in note disclosure does not have any impact on the balance sheets.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(a)	New accounting pronouncements and amendments effective in 2009 (continued)
•	IAS 1 (revised). ‘Presentation of financial statements’ — effective January 1, 2009. The revised standard prohibits the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity in a statement of comprehensive income. The Group has elected to present one performance statement: i.e. the statement of comprehensive income. These financial statements have been prepared under the revised disclosure requirements

•	IAS 23 (amendment), ‘Borrowing costs’. The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs was removed. The Group adopted the relevant accounting policy consistent with the new requirements under revised IAS 23 in the past and therefore there was no substantial impact arising from this amendment.
(b)	Accounting interpretations effective in 2009 but not relevant to the Group’s operations
•	IFRS 2 (amendment), ‘Share-based payment’ (effective January 1, 2009) deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment.
(c)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
•	IFRS 3 (Revised), ‘Business Combination’ (effective from July 1, 2009). Management will apply IFRS 3 (Revised) for all business combinations to be undertaken.

•	IAS 27 (Revised), ‘Consolidated and Separate Financial Statements’ (effective from July 1, 2009). Management does not expect the adoption of this new requirement will have a material impact on the Group’s financial statements.

•	IAS 38 (amendment), ‘Intangible Assets’ (effective from July 1, 2009). The amendment is part of the IASB’s annual improvements project published in April/May 2009 and the Group will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. Management will apply IAS 38 (amendment) to future deals.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(c)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)
•	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2013). Financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortised cost. The decision is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The expected impact of this new standard is still being assessed in details by management, but management does not anticipate that the application will result in a material impact on the Group’s financial statements.

•	IFRIC 17 ‘Distribution of non-cash assets to owners’ (effective on or after July 1, 2009). The interpretation is part of the IASB’s annual improvements project published in April/May 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group will apply IFRIC 17 from January 1, 2010. It is not expected to have a material impact on the Group’s financial statements.

•	IFRS 5 (amendment), ‘Measurement of non-current assets (or disposal groups) classified as held for sale’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group will apply IFRS 5 (amendment) from January 1, 2010. It is not expected to have a material impact on the Group’s financial statements.

•	IAS 1 (amendment), ‘Presentation of financial statements’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group will apply IAS 1 (amendment) from January 1, 2010. It is not expected to have a material impact on the Group’s financial statements.

•	IFRS 2 (amendments), ‘group cash-settled share-based payment transactions’ (effective from 1 January 2010). In addition to incorporating IFRIC-Int 8, ‘Scope of IFRS 2’, and IFRIC-Int 11, ‘IFRS 2 — group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by the interpretation. The new guidance is not expected to have a material impact on the Group’s financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(c)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group (continued)
•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ (effective from July 1, 2010). A debtor and creditor might renegotiate the terms of a financial liability with the result that the debtor extinguishes the liability fully or partially by issuing equity instruments to the creditor. These transactions are sometimes referred to as ‘debt for equity swaps’. IFRIC 19 provide further guidance for such transactions. The Group will apply IFRIC 19 from July 1, 2010. It is not expected to have a material impact on the Group’s financial statements.

•	IFRIC 14 (amendment), ‘Prepayments of a Minimum Funding Requirement’(effective from January 1, 2011). The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The Group will apply IFRIC 14 from January 1, 2011. It is not expected to have a material impact on the Group’s financial statements.

•	IFRS 1 (amendment), ‘Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters’ (effective from July 1, 2010). A first-time adopter may apply the transition provisions in paragraph 44G of IFRS 7. This standard is not relevant to the Group.

•	IAS 24 (revised), ‘Related Party Disclosures’ (effective from January 1, 2011). This standard simplifies the definition of a related party, clarifies its intended meaning and eliminates inconsistencies from the definition. This standard also provides a partial exemption from the disclosure requirements for government-related entities. The Group will apply IAS 24 from January 1, 2011.

•	The improved IFRS 1, ‘First-time Adoption of IFRS’, IASB’s Annual Improvements Project published in May 2010. According to the improved IFRS 1, the revaluated amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time adoptors’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1 exemption that existing IFRS preparers may also be able to retrospectively apply this. The Group is currently assessing the possible impact arising from the implementation of the improved IFRS 1.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Consolidation

(a)	Subsidiaries
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

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the comprehensive income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(b)	Associates
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

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the comprehensive income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognised in the comprehensive income statement.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives that make strategic decisions.

2.4	Foreign currency transactions

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“Rmb”), which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the comprehensive income statement.

2.5	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the assets and other costs incurred to bring the assets into intended use.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Leasehold improvements	Shorter of useful life or lease terms
Tracks, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5	Fixed assets (continued)

Note a:

The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.7 and 36(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the substantial shareholder (details contained in Note 36(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within “other income/(expense) — net”, included in the comprehensive income statement.

2.6	Construction-in-progress

Construction-in-progress represents buildings, tracks, bridges and service roads, mainly includes the construction related costs for the associated facilities of the existing railway line of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

2.7	Leasehold land payments

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain parcels of land for certain of its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.8	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/business at the date of acquisition. Goodwill arising from acquisitions of subsidiaries is disclosed separately on the balance sheet. Goodwill is tested for impairment annually or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

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

Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.10	Financial assets

2.10.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during 2009 and 2008.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10	Financial assets (continued)

2.10.1	Classification (continued)

(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group’s loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the balance sheet (Notes 2.15 and 2.16).

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2.10.2	Recognition and measurement

Regular way purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs, except for all financial assets carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the comprehensive income statement as ‘gains and losses from investment securities’.

Dividends on available-for-sale equity instruments are recognised in the comprehensive income statement as part of other income when the Group’s right to receive payments is established.

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

2.11	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Impairment of financial assets

(a)	Assets carried at amortised cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:
•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.
The Group first assesses whether objective evidence of impairment exists.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount of the asset is reduced and the amount of the loss is recognised in the comprehensive income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the comprehensive income statement.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Impairment of financial assets (continued)

(b)	Assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Group uses the criteria refer to (a) above. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the separate comprehensive income statement. Impairment losses recognised in the separate comprehensive income statement on equity instruments are not reversed through the separate comprehensive income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the separate comprehensive income statement.

2.13	Deferred employee costs

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

2.14	Materials and supplies

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15	Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.16	Cash and cash equivalents

Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.19	Borrowings

Borrowings (including bonds payable) are recognised initially at fair value, net of transaction costs incurred. They are subsequently stated at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the comprehensive income statement over the period of the borrowings using the effective interest method.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21	Employee benefits

(a)	Defined contribution plan

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

2.22	Provisions

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23	Revenue recognition

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

Interest income is recognised using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate.

(d)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(e)	Rental income

Revenue from operating lease arrangements is recognized on a straight-line basis over the period of the respective leases.

2.24	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease.

2.26	Dividend distribution

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Foreign currency risk (continued)

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

	Currency	As of December 31,
	denomination	2008	2009
Monetary assets and liabilities		(RMB’000)	(RMB’000)
Cash and cash equivalents	USD	3,176	455
Cash and cash equivalents	HKD	30,452	66,801
Other receivables	HKD	529	994
Trade payables	USD	(940)	(939)
The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with the deposits and other monetary assets and liabilities shown above. The Group has not used any means to hedge the exposure.

As at December 31, 2009, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, post-tax profit for the year would have been RMB3,390,000 (2008: RMB1,270,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.27% (2008: 1.10%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bank borrowings and bonds payable. The Group’s bonds payable were at fixed rates, and expose the Group to fair value interest rate risk. All the Group’s bank borrowings were at floating rates (Note 23). Bank borrowings at floating rates expose the Group to cash flow interest rate risk. As of December 31, 2009, there were no bank borrowings (2008: borrowings of RMB3,900,000,000).

As of December 31, 2008, if interest rates on bank borrowings had been 10 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been approximately RMB2,574,800 lower/higher, mainly as a result of higher or lower interest expense.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(d)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and long-term receivable.

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

With the consideration stated of the above and due to the fact that the majority of the Group’s revenue is derived from the railroad businesses which are cash transactions, the directors believe that there is no significant credit risk inherent in the Group’s business during the reporting period.

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

The directors are of the view that the following measures would be adequate to contain the Group’s liquidity risk at an acceptable level.
(i)	Maintain and generate stable operating cash inflow from its profitable operations;

(ii)	Undertake close monitoring process to control the magnitude and timing of the expected cash outlays associated with the construction of railway lines and the improvement of the existing operation equipments; and

(iii)	Obtain new bank facilities and identify sources of medium term financing in order to finance the expected cash outlays associated with the expected capital expenditures.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(d)	Liquidity risk (continued)

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than	Between 1 and 2	Between 2 and 5
	1 year	years	years
	RMB’000	RMB’000	RMB’000
At December 31, 2009
Bonds payable (including interests) (Note 24)	167,650	167,650	3,996,642
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,225,037	—	—
Payables for fixed assets and construction-in-progress	674,652	—	—

At December 31, 2008
Borrowings (including interests) (Note 23)	737,185	188,704	3,559,551
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,189,912	—	—
Payables for fixed assets and construction-in-progress	764,609	—	—

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders; as well as to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings and bonds payable as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’, as shown in the consolidated balance sheet plus net debt. The gearing ratios as at December 31, 2009 and 2008 were as follows:

	2008	2009
	RMB’000	RMB’000
Total bank borrowings and bonds payable (Notes 23 and 24)	3,900,000	3,465,801
Less: Cash and cash equivalents (Note 34(c))	(1,560,952)	(1,115,651)

Net Debt	2,339,048	2,350,150
Total Equity	21,839,155	22,636,842

Total capital	24,178,203	24,986,992

Gearing ratio	10%	9%

The gearing ratio as at end of 2009 had been maintained consistent as compared with 2008. The directors are of the view that current capital structure is within their expectation.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3	Fair value estimation

Effective January 1, 2009, the group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
As at December 31, 2008 and 2009, the Group did not have any assets or liabilities that were measured at fair value.

The fair values of long-term receivable and long-term bank borrowings and bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the historical usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.5 and 36(b)), and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

The current estimated useful lives are stated in Note 2.5. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation of fixed assets would have been decreased/increased by approximately RMB17,832,000 and RMB21,795,000, respectively (2008: RMB15,901,000 and RMB19,435,000, respectively).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

4.1	Critical accounting estimates and assumptions (continued)

(b)	Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on the higher of an asset’s fair value less costs to sell and value in use. These calculations require the use of estimates (Note 9).

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

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective on revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
5	SEGMENT INFORMATION (CONTINUED)

The segment results for 2009 , 2008 and 2007 are as follows:

	The Company’s Business			All other segments			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total revenue (all from external customers)	12,212,031	11,530,435	10,365,956	173,726	158,220	142,548	12,385,757	11,688,655	10,508,504

Segment result	1,690,726	1,493,926	1,661,254	21,653	7,736	7,297	1,712,379	1,501,662	1,668,551

Finance costs	(236,437)	(213,376)	(98,597)	150	(93)	(110)	(236,287)	(213,469)	(98,487)
Share of results of associates	773	128	1,830	—	—	—	773	128	1,830
Depreciation	(1,257,432)	(1,167,462)	(1,012,396)	(4,712)	(4,580)	(4,704)	(1,262,144)	(1,172,042)	(1,017,100)
Amortization of leasehold land payments	(15,001)	(15,001)	(15,002)	(988)	(602)	(1,019)	(15,989)	(15,603)	(16,021)
Amortization of deferred employee costs	(20,048)	(31,867)	(24,339)	(108)	(138)	—	(20,156)	(32,005)	(24,339)
Recognition of employee benefits obligations	—	(76,382)	(63,347)	(1,200)	(9,606)	(1,909)	(1,200)	(85,988)	(65,256)
Impairment of fixed assets	—	—	(6,359)	—	—	—	—	—	(6,359)
Impairment of construction-in-progress	(448)	—	—	—	—	—	(448)	—	—
Provision/(reversal of provision) for doubtful accounts	(299)	(2,280)	8,236	(115)	(486)	24	(414)	(2,766)	8,260

A reconciliation of the segment results to profit of 2009, 2008 and 2007 is as follows:

	The Company’s Business			All other segments			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	1,690,726	1,493,926	1,661,254	21,653	7,736	7,297	1,712,379	1,501,662	1,668,551
Income tax expense	(343,207)	(274,263)	(227,876)	(5,714)	(3,031)	(4,473)	(348,921)	(277,294)	(232,349)

Profit for the year	1,347,519	1,219,663	1,433,378	15,939	4,705	2,824	1,363,458	1,224,368	1,436,202

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
5	SEGMENT INFORMATION (CONTINUED)

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	28,605,980	28,147,670	239,228	223,247	(182,594)	(149,091)	28,662,614	28,221,826

Total segment assets include:
Investment in associates	119,547	120,705	—	—	—	—	119,547	120,705
Acquision of Yangcheng Railway Business	—	—	—	—	—	—	—	—
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,536,507	3,479,126	6,705	1,432	—	—	1,543,212	3,480,558

Total segment liabilities	6,048,524	6,380,140	73,800	66,743	(96,552)	(64,212)	6,025,772	6,382,671

There are approximately RMB10,400,548,000 (2008 and 2007: RMB9,776,261,000 and RMB8,884,413,000) of the revenues of the Group which were settled through the Ministry of Railway of the PRC (“MOR”). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
6	FIXED ASSETS

			Tracks,	Locomotives and	Communications and
		Leasehold	bridges and	rolling	signalling	Other machinery and
	Buildings	improvements	service roads	stock	systems	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2008
Cost	3,363,597	38,500	11,929,430	3,859,566	1,194,756	3,515,465	23,901,314
Accumulated depreciation	(495,898)	(38,500)	(1,109,165)	(727,703)	(396,834)	(1,131,215)	(3,899,315)
Impairment	(6,359)	—	—	—	—	(354)	(6,713)

Net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286

Year ended December 31, 2008
Opening net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286
Additions	2,425	—	—	2,626,286	38,421	103,836	2,770,968
Transfer from construction-in-progress (Note 7)	326,841	—	1,634,785	13,363	219,002	173,079	2,367,070
Government grants received	(8,675)	—	(5,550)	—	—	—	(14,225)
Reclassifications	(3,774)	—	1,002	(13)	(75,334)	78,119	—
Disposals	(3,867)	—	(36,258)	—	(1)	(2,774)	(42,900)
Depreciation charges	(116,008)	—	(174,916)	(369,163)	(166,678)	(345,588)	(1,172,353)

Closing net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846

At December 31, 2008
Cost	3,686,870	—	13,519,696	6,499,176	1,364,722	3,900,756	28,971,220
Accumulated depreciation	(622,229)	—	(1,280,368)	(1,096,840)	(551,390)	(1,509,991)	(5,060,818)
Impairment	(6,359)	—	—	—	—	(197)	(6,556)

Net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846

Year ended December 31, 2009
Opening net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846
Additions	27,802	—	102	366,342	24,262	143,204	561,712
Transfer from construction-in-progress (Note 7)	129,520	—	261,192	41,287	60,045	423,438	915,482
Reclassifications	(16,491)	—	—	—	(14)	16,505	—
Disposals	(4,989)	—	(62,330)	—	—	(2,665)	(69,984)
Depreciation charges	(133,249)	—	(196,154)	(405,905)	(174,958)	(352,217)	(1,262,483)

Closing net book amount	3,060,875	—	12,242,138	5,404,060	722,667	2,618,833	24,048,573

At December 31, 2009
Cost	3,808,046	—	13,704,120	6,945,305	1,449,108	4,427,459	30,334,038
Accumulated depreciation	(740,812)	—	(1,461,982)	(1,541,245)	(726,441)	(1,808,578)	(6,279,058)
Impairment	(6,359)	—	—	—	—	(48)	(6,407)

Net book amount	3,060,875	—	12,242,138	5,404,060	722,667	2,618,833	24,048,573

As of December 31, 2009, the ownership certificates of certain buildings (“Building Ownership Certificates”) of the Group with an aggregate carrying value of approximately RMB1,329,751,000 (2008: RMB2,000,621,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.
As of December 31, 2009, fixed assets of the Group with an aggregate net book value of approximately RMB27,190,000 (2008: RMB26,894,352) had been fully depreciated but they were still in use.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
7	CONSTRUCTION-IN-PROGRESS

	2008	2009
	RMB’000	RMB’000
At January 1	1,422,635	504,775
Additions	1,449,210	1,073,338
Impairment	—	(448)
Transfer to fixed assets (Note 6)	(2,367,070)	(915,482)

At December 31	504,775	662,183

For the year ended December 31, 2009, no interest expenses (2008: RMB13,721,000) were capitalised in the construction-in-progress balance. A capitalisation rate of 6.55% in 2008 per annum was used to determine the amount of borrowing costs eligible for capitalisation.
8	LEASEHOLD LAND PAYMENTS

RMB’000
At January 1, 2008
Cost	791,018
Accumulated amortization	(183,047)

Net book amount	607,971

Year ended December 31, 2008
Opening net book amount	607,971
Amortisation charges	(15,603)

Closing net book amount	592,368

At December 31, 2008
Cost	791,213
Accumulated amortization	(198,845)

Net book amount	592,368

Year ended December 31, 2009
Opening net book amount	592,368
Amortisation charges	(15,989)

Closing net book amount	576,379

At December 31, 2009
Cost	791,213
Accumulated amortization	(214,834)

Net book amount	576,379

As of December 31, 2009, land use right certificates (“Land Certificates”) of certain parcels of land of the Group with an aggregate area of 1,620,894 square meters (2008: same) had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
9	GOODWILL

RMB’000
Year ended December 31, 2008 and 2009
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At December 31, 2008 and 2009
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

Prior to January 1, 2009, the goodwill had been allocated to a cash-generating units (“CGU”) comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

No impairment had been recognised by the Group as at December 31, 2008. The key assumptions used for value-in-use calculations as of December 31, 2008 are as follows:

Gross margin	26.85%
Growth rate	2.0%
Discount rate	12.37%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The growth rate did not exceed the long-term average growth rate for the industry in which the CGU operates and the weighted average growth rate used was consistent with the external sources of information available to management. The discount rate used was pre-tax and reflected specific risks relating to the railroad business segment.

On January 1, 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s remaining railway business (collectively the “Combined Railway Business”) represents the lowest level of cash-generating units within the Group at which goodwill is monitored for internal management purposes. In addition, the Combined Railway Business is not larger than an operating segment determined under with IFRS 8. Therefore, the Group has reallocated the goodwill to the cash generating unit (“CGU”) comprising the Combined Railway Business.

The recoverable amount of the CGU is mainly determined based on fair value less costs to sell. The assessment of fair value was performed based on the market price of the Company’s publicly traded shares as of December 31, 2009.

Even if the market price of shares of the Company used in the assessment had been 10% lower than the price as of December 31, 2009, the Group still would not be required to recognize any impairment losses against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated
10	INVESTMENTS IN SUBSIDIARIES

As of December 31, 2009, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

	Date of	Percentage of equity
	incorporation/	interest attributable to
Name of the entity	establishment	the Company		Paid-in capital	Principal activities
		Directly	Indirectly
Dongguan Changsheng Enterprise Company	May 22, 1992	51%	—	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company(“Fu Yuan”)	November 1, 1991	97.3%	2.7%	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	September 11, 1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Railway Property Management Company Limited	November 13, 2001	—	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	August 16, 1995	75%	25%	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	January 2, 1985	41.5%	58.5%	RMB2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Nantie Construction Supervision Company	May 8, 1995	67%	9%	RMB3,000,000	Supervision of construction projects
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	March 7, 2002	—	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company	December 18, 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company	November 23, 1992	100%	—	RMB1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited (“Tielian”)	December 27, 1994	50.50%	—	RMB1,000,000	Warehousing and freight transport agency services
Guangzhou Dongqun Advertising Company Limited	March 6, 1996	—	100%	RMB500,000	Advertising service
Guangzhou Railway Huangpu Service Company	January 2, 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation
All the above subsidiaries are limited liability companies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
11	INVESTMENTS IN ASSOCIATES

	2008	2009
	RMB’000	RMB’000
Share of net assets	150,394	149,236
Less: provision for impairment in value (a)	(29,689)	(29,689)

	120,705	119,547

Note a: The impairment provision as at December 31, 2009 represents provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 made in prior years (“Zengcheng Lihua Provision”).
The movement of investments in associates of the Group during the year is as follows:

	2008	2009
	RMB’000	RMB’000
Beginning of the year	124,350	120,705
Share of results after tax	128	773
Dividends received and receivable from the associates	(2,055)	(1,931)
Reclassifications (Note 16)	(1,718)	—

End of the year	120,705	119,547

As of December 31, 2009, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

		Percentage of
	Date of	equity interest
	incorporation/	attributable to the
Name of the entity	establishment	Company	Paid-in capital	Principal activities

Shenzhen Guangshen Railway Civil Engineering Company	March 1, 1984	49%	RMB55,000,000	Construction of railroad properties
Zengcheng Lihua	July 30, 1992	26.98%	RMB107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services
Tiecheng	May 2, 1995	49%	RMB543,050,000	Properties leasing and trading of merchandise
All the above associates are limited liability companies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
11	INVESTMENTS IN ASSOCIATES (CONTINUED)

The Group’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

	Assets	Liabilities	Revenue	(Loss)/Profit
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	% interest held
2008
Tiecheng (b)	190,783	105,051	11,158	(2,018)	49%
Other associates	172,808	137,835	128,466	2,146	27%~49%

	363,591	242,886	139,624	128

2009
Tiecheng (b)	192,703	107,732	10,813	(761)	49%
Other associates	191,666	152,229	185,668	1,534	27%~49%

	384,369	259,961	196,481	773

Note b:

The carrying amount of the Group’s investment in Tiecheng as of December 31, 2009 was approximately RMB84,971,000 (2008: RMB85,732,000).

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

Due to the fact that Guangdong Guancheng had failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the “Damages”) according to the court verdicts (the “Verdicts”). Guangzhou Guantian made an appeal to overturn the Verdicts.

A final judgement on the appeal, which was in favour of Guangzhou Guantian, was obtained from the Supreme People’s Court of the PRC in March 2009. Accordingly, Guangzhou Guantian was not held liable to settle the Damages.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
12	DEFERRED TAX ASSETS/LIABILITIES

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2008	2009
	RMB’000	RMB’000
Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	337,893	331,676
- Deferred tax assets to be recovered within 12 months	18,848	14,451

	356,741	346,127

Deferred tax liabilities:
- Deferred tax liabilities to crystallise after more than 12 months	(24,802)	(25,435)
- Deferred tax liabilities to crystallise within 12 months	(201)	(262)

	(25,003)	(25,697)

Deferred tax assets (net)	331,738	320,430

The gross movement on the deferred income tax account is as follows:

	2008	2009
	RMB’000	RMB’000
At January 1	338,921	331,738
Comprehensive income statement charge (Note 31)	(7,183)	(11,308)

At December 31	331,738	320,430

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

		Charged/ (Credited)		Charged/ (Credited)
		to the		to the
	At January 1,	comprehensive		comprehensive
	2008	income statement	At December 31, 2008	income statement	At December 31, 2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Impairment provision for receivables	20,363	1,088	21,451	73	21,524
Impairment provision for fixed assets	1,928	(39)	1,889	75	1,964
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Difference in accounting base and tax base of fixed assets	257,384	(3,925)	253,459	(6,193)	247,266
Difference in accounting base and tax base of employee benefits obligations	75,159	(2,639)	72,520	(4,594)	67,926
Other	—	—	—	25	25

	362,256	(5,515)	356,741	(10,614)	346,127

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
12	DEFERRED TAX ASSETS/LIABILITIES (CONTINUED)

		(Credited)/ Charged		(Credited)/ Charged
		to the		to the
	At January 1,	comprehensive		comprehensive	At December
	2008	income statement	At December 31, 2008	income statement	31, 2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax liabilities:
Difference in accounting base and tax base of fixed assets	20,074	(229)	19,845	(201)	19,644
Others	3,261	1,897	5,158	895	6,053

	23,335	1,668	25,003	694	25,697

13	DEFERRED EMPLOYEE COSTS

As disclosed in Note 2.13, the Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. The movement of deferred employee costs is set forth as follows:

	2008	2009
	RMB’000	RMB’000
At January 1
Cost	271,369	243,102
Accumulated amortization	(129,978)	(143,488)

Net book amount	141,391	99,614

Year ended December 31
Opening net book amount	141,391	99,614
Additions	16,733	278
Amortization (Note 28)	(32,005)	(20,156)
Offset against employee benefits obligation provision (Note 25)	(26,505)	—

Closing net book amount	99,614	79,736

At December 31
Cost	243,102	243,380
Accumulated amortization	(143,488)	(163,644)

Net book amount	99,614	79,736

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
14	FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the items tabulated below:

	Loans and	Available-
	receivables	for-sale investment	Total
Assets as per consolidated balance sheet
As at December 31, 2009:
Available-for-sale investments (Note 16)	—	53,826	53,826
Long-term receivable (Note 17)	44,229	—	44,229
Trade and other receivables excluding prepayments (Notes 19 and 20)	527,210	—	527,210
Short-term deposits	514,000	—	514,000
Cash and cash equivalents (Note 34(c))	1,115,651	—	1,115,651

Total	2,201,090	53,826	2,254,916

As at December 31, 2008:
Available-for-sale investments (Note 16)	—	48,326	48,326
Long term receivable (Note 17)	48,136	—	48,136
Trade and other receivables excluding prepayments(Notes 19 and 20)	337,920	—	337,920
Short-term deposits	7,300	—	7,300
Cash and cash equivalents (Note 34(c))	1,560,952	—	1,560,952

Total	1,954,308	48,326	2,002,634

Other financial
liabilities
Liabilities as per consolidated balance sheet
As at December 31, 2009:
Bonds payable (Note 24)	3,465,801
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,225,037
Payables for fixed assets and construction-in-progress	674,652

Total	5,365,490

As at December 31, 2008:
Bank borrowings (Note 23)	3,900,000
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,189,912
Payables for fixed assets and construction-in-progress	764,609

Total	5,854,521

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
15	CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to historical information about counterparty default rates:

	2008	2009
	RMB’000	RMB’000
Trade receivables
Due from MOR	53,048	273,300
Due from related parties	165,576	121,354
Due from third parties	53,427	88,564

	272,051	483,218

	2008	2009
	RMB’000	RMB’000
Other receivables excluding prepayments
Due from related parties	8,292	7,185
Due from third parties	57,577	36,807

	65,869	43,992

	2008	2009
	RMB’000	RMB’000
Long-term receivable
Due from third parties	44,229	48,136

	2008	2009
	RMB’000	RMB’000
Cash at bank and short-term bank deposits
Balance placed in listed banks	1,568,098	1,629,575
Balance placed in unlisted banks	104	42

	1,568,202	1,629,617

None of the financial assets that are fully performing has been renegotiated in the last year.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
16	AVAILABLE-FOR-SALE INVESTMENTS

	2008	2009
	RMB’000	RMB’000
Beginning of the year	46,608	48,326
Additions	—	7,500
Disposal	—	(2,000)
Reclassifications (Note 11)	1,718	—

End of the year	48,326	53,826

The Group’s equity ownership in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As of December 31, 2009 and 2008, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

17	LONG-TERM RECEIVABLE

	2008	2009
	RMB’000	RMB’000
Opening net book amount	48,547	48,136
Release of accrued interest (Note 29)	7,589	4,093
Repayment received	(8,000)	(8,000)

Closing net book amount	48,136	44,229

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business (as mentioned in Note 1). The original gross value of the receivable is RMB140,400,000. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method, by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as of December 31, 2009 and 2008.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
18	MATERIALS AND SUPPLIES

	2008	2009
	RMB’000	RMB’000
Raw materials	139,497	137,328
Accessories	52,794	75,108
Reuseable rail-line track materials	5,741	15,277
Retailing Materials	3,891	3,397

	201,923	231,110

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB1,713,456,000 (2008: RMB1,733,302,000). As of December 31, 2009 and 2008, there were no inventories stated at net realisable value.

19	TRADE RECEIVABLES, NET

	2008	2009
	RMB’000	RMB’000
Trade receivables	281,193	492,369

Including: receivables from related parties	165,580	121,467

Less: Provision for impairment of receivables	(9,142)	(9,151)

	272,051	483,218

As of December 31, 2009 and 2008, the Group’s trade receivables are all denominated in RMB.

The passenger railroad services are usually transacted on cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. As of December 31, 2009 and 2008, the ageing analysis of the outstanding trade receivables was as follows:

	2008	2009
	RMB’000	RMB’000
Within 1 year	255,961	445,668
Over 1 year but within 2 years	6,333	23,241
Over 2 years but within 3 years	9,445	4,931
Over 3 years	312	9,378

	272,051	483,218

As of December 31, 2009 the Group’s trade receivables of approximately RMB35,971,000 (2008: RMB13,378,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
19	TRADE RECEIVABLES, NET (CONTINUED)

	2008	2009
	RMB’000	RMB’000
Over 1 year but within 2 years	3,888	21,840
Over 2 year but within 3 years	9,445	4,863
Over 3 years	45	9,268

	13,378	35,971

As of December 31, 2009, the Group’s trade receivables of approximately RMB33,487,000 (2008: RMB11,924,000) had been impaired and provided for. The amount of the provision was approximately RMB9,151,000 as of December 31, 2009 (2008: RMB9,142,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers are in unexpected difficult financial conditions. Nevertheless, it was assessed that a portion of the carrying amount of the receivables would be recovered. The ageing analysis of these receivables is as follows:

	2008	2009
	RMB’000	RMB’000
Within 1 year	629	23,100
Over 1 year but within 2 years	2,565	1,475
Over 2 years but within 3 years	—	76
Over 3 years	8,730	8,836

	11,924	33,487

Movements on the provision for impairment of trade receivables are as follows:

	2008	2009
	RMB’000	RMB’000
At January 1	6,767	9,142
Provision for impairment loss	2,630	368
Reversal of impairment loss provision	(255)	(359)

At December 31	9,142	9,151

The creation and release of provision for impaired receivables have been included in utility and office expenses in the comprehensive income statement. Amounts charged to the allowance account are generally written off against the gross accounts receivable balances when there is no expectation of recovering additional cash.

Concentration of credit risk with respect to trade receivables is low due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, the directors of the Company believe that there was no additional significant credit risk beyond the amount that had already been provided for impairment losses as at December 31, 2009 and 2008.

As of December 31, 2009 and 2008, the carrying amounts of the above trade receivables approximated their fair values.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
20	PREPAYMENTS AND OTHER RECEIVABLES, NET

	2008	2009
	RMB’000	RMB’000
Receivables from third parties	88,573	50,457
Receivables from related parties	8,292	21,886

	96,865	72,343

	2008	2009
	RMB’000	RMB’000
Other receivables	132,461	110,983
Less: Provision for impairment loss (Note a)	(66,592)	(66,991)

Other receivables, net	65,869	43,992
Prepayments	30,996	28,351

	96,865	72,343

Note a: Included in the balance was a doubtful debt provision of approximately RMB31,365,000 set up by the Group in prior years, against the principal balance of a deposit (“the Deposit”) placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Group has been unable to recover the Deposit from Li Cheng upon maturity and the Group has initiated several legal proceedings against Li Cheng to enforce the recovery but without success.
Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

As of December 31, 2009 and 2008, there were no significant balances of other receivables that were past due after the credit period that are not impaired. Provision for impairment loss of approximately RMB405,000 (2008: RMB391,000) has been included in the consolidated comprehensive income statement.

Movements on the provision for impairment of other receivables are as follows:

	2008	2009
	RMB’000	RMB’000
At January 1	66,248	66,592
Provision for impairment loss	553	498
Reversal of impairment loss provision	(162)	(93)
Receivables written off during the year as uncollectible	(47)	(6)

At December 31	66,592	66,991

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
20	PREPAYMENTS AND OTHER RECEIVABLES, NET (CONTINUED)
The carrying amounts of the Group’s prepayment and other receivables are denominated in the following currencies:

	2008	2009
	RMB’000	RMB’000
RMB	96,336	71,349
HKD	529	994

	96,865	72,343

21	SHARE CAPITAL

As of December 31, 2009, the total authorised number of ordinary shares is 7,083,537,000 shares (2008: 7,083,537,000 shares) with a par value of RMB1.00 per share (2008: RMB1.00 per share). These shares are divided into A shares and H shares. Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below), they rank pari passu against each other.

	Opening		Closing
	balance at		balance at
	January 1,		December 31,
	2008	Transfers	2008
	RMB’000	RMB’000	RMB’000
Authorised, issued and fully paid:
A shares subject to sale restrictions
- shares held by state-owned legal person (Note a)	2,904,250	—	2,904,250

Listed shares
- H shares	1,431,300	—	1,431,300
- A shares	2,747,987	—	2,747,987

	4,179,287	—	4,179,287

Total	7,083,537	—	7,083,537

	Opening		Closing
	balance at		balance at
	January 1,		December 31,
	2009	Transfers	2009

	RMB’000	RMB’000	RMB’000
Authorised, issued and fully paid:
A shares subject to sale restrictions
- shares held by state-owned legal person (Note a)	2,904,250	(2,904,250)	—
- shares held by the National Council for Social Security Fund of the PRC (Note a)	—	274,799	274,799

	2,904,250	(2,629,451)	274,799

Listed shares
- H shares	1,431,300	—	1,431,300
- A shares	2,747,987	2,629,451	5,377,438

	4,179,287	2,629,451	6,808,738

Total	7,083,537	—	7,083,537

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
21	SHARE CAPITAL (CONTINUED)

Note a:

In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, among which 1,480,944,000 A shares held by state-owned legal persons were subject to a sale and transfer restriction period of 3-months or one year; In addition, at the time of this A shares offering, Guangzhou Railway Group also undertook to have its 2,904,250,000 A shares be subject to a 3-year sale and transfer restriction period. As of December 31, 2008, the number of shares that were subject to sale and transfer restriction was 2,904,250,000.

On September 22, 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“SSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, SSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, the shares that are still subject to sale and transfer restriction were 274,798,700 as of December 31, 2009.

22	OTHER RESERVES

According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

For the years ended December 31, 2009, 2008 and 2007, the directors proposed the following appropriations to reserves of the Company:

	2007		2008		2009
	Percentage	RMB’000	Percentage	RMB’000	Percentage	RMB’000
Statutory surplus reserve	10%	139,778	10%	121,444	10%	134,902

Because of a change in the rules governing appropriations of statutory reserves of enterprises in the PRC effective from 2008, the Group had made appropriate changes to the reserve balances brought forward from 2007 and before during the year ended 31 December 2008.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
22	OTHER RESERVES (CONTINUED)

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

23	BORROWINGS

	2008	2009
	RMB’000	RMB’000
Non current
Unsecured bank borrowings	3,390,000	—

Current
Unsecured bank borrowings	510,000	—

Total borrowings	3,900,000	—

The borrowings in 2008 were mainly obtained for the financing of settlement of construction related costs of the fourth rail-line of the Group and purchase of locomotives of the Group. The carrying amounts of the Group’s borrowings are all denominated in RMB.

The maturity of these borrowings is as follows:

	2008	2009
	RMB’000	RMB’000
Within one year	510,000	—
Within 1 to 2 years	10,000	—
Within 2 to 5 years	3,380,000	—

	3,900,000	—

The interest rate exposure of the borrowings of the Group is as follows:

	2008	2009
	Rmb’000	Rmb’000
At floating rates (at relevant prevailing interest rates with a maximum range of downward adjustment up to 10%)	3,900,000	—

The effective interest rate of the bank borrowings for the year ended December 31, 2009 was 5.91% (2008: 6.44%). The carrying amounts of the Group’s borrowings approximated their fair values as all the borrowings are at floating interest rates.

As of December 31, 2009, the Group had unutilized banking facilities granted by various financial institutions amounting to approximately RMB1,500,000,000 (2008: RMB9,000,000,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
24	BONDS PAYABLE

	At 1 January			At 31 December
	2009	Addition	Amortisation	2009
	RMB’000	RMB’000	RMB’000	RMB’000
09 Guangshen Tie MTN1	—	3,465,476	325	3,465,801

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB3,500,000,000 on December 17, 2009. The bonds will reach maturity five years from the issue date at their nominal value of RMB3,500,000,000 and bear an annual interest rate with 4.79%.

On the issue dates, the bonds are recognised based on the residual amounts of the principals after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018%.

As of December 31, 2009, the fair value of bonds payable approximates to their carrying amount.

25	EMPLOYEE BENEFITS OBLIGATIONS

	2008	2009
	RMB’000	RMB’000
At January 1	377,409	288,541
Additions (Note 28)	85,988	1,200
Interest unwound	3,417	6,510
Payment	(151,768)	(64,312)
Offset against deferred employee costs (Note 13)	(26,505)	—

At December 31	288,541	231,939

	2008	2009
	RMB’000	RMB’000
Employee benefits obligations	288,541	231,939
Less: current portion included in accruals and other payables (Note 27)	(51,119)	(57,172)

	237,422	174,767

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
25	EMPLOYEE BENEFITS OBLIGATIONS (CONTINUED)

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

26	TRADE PAYABLES

	2008	2009
	RMB’000	RMB’000
Payables to third parties	416,226	563,211
Payables to related parties	224,630	228,144

	640,856	791,355

The aging analysis of trade payables was as follows:

	2008	2009
	RMB’000	RMB’000
Within 1 year	628,405	782,594
Over 1 year but within 2 years	10,565	7,589
Over 2 years but within 3 years	66	211
Over 3 years	1,820	961

	640,856	791,355

27	ACCRUALS AND OTHER PAYABLES

	2008	2009
	RMB’000	RMB’000
Payables to third parties	652,857	728,070
Payables to related parties	137,903	75,046

	790,760	803,116

	2008	2009
	RMB’000	RMB’000
Deposits received for construction projects	264,922	155,030
Other taxes payable	44,256	152,763
Salary and welfare payables	70,806	80,388
Other deposits received	43,688	68,124
Advance received from customers	58,237	61,934
Deposits received from ticketing agencies	50,297	22,441
Employee benefits obligations (Note 25)	51,119	57,172
Housing maintenance fund	17,286	17,177
Other payables	190,149	188,087

	790,760	803,116

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
28	LABOUR AND BENEFITS

	2007	2008	2009
	RMB’000	Rmb’000	Rmb’000
Wages and salaries	1,388,342	1,661,325	1,835,560
Provision for medical and other employee benefits	325,438	306,282	326,018
Contributions to a defined contribution pension scheme (a)	220,856	260,014	316,640
Contributions to the housing scheme (b)	75,861	92,095	125,325
Amortisation of deferred staff cost (Note 13)	24,339	32,005	20,156
Retirement benefit obligations (Note 25)	65,256	85,988	1,200

	2,100,092	2,437,709	2,624,899

(a)	Pension scheme

All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

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

29	OTHER INCOME, NET

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Interest income from bank	61,063	24,321	24,440
Unwinding of interest accrued on long-term receivable (Note 17)	—	7,589	4,093
Write-back of long outstanding payables	—	21,562	1,932
Loss on disposal of fixed assets	(3,335)	(31,542)	(41,635)
Loss on disposal of subsidiaries	(1,063)	(188)	—
Dividends income on available-for-sale investments	—	(2,420)	(3,000)
Others	(6,849)	(1,619)	(5,595)

	49,816	17,703	(19,765)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
30	FINANCE COSTS

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Interest expenses	173,515	221,488	227,178
Less: interest capitalized in construction-in-progress (Note 7)	(79,438)	(13,721)	—
Amortization of bonds payable (Note 24)	—	—	325
Interest unwound for employee benefit obligations (Note 25)	(1,988)	3,417	6,510
Bank charges	3,930	2,311	2,227
Net foreign exchange losses	2,468	(26)	47

	98,487	213,469	236,287

31	INCOME TAX EXPENSE

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

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on January 1, 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from January 1, 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2009, 2008 and 2007, the applicable income tax rate is 20%, 18% and 15% respectively.

An analysis of the current year taxation charges is as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Current income tax	255,749	270,111	337,613
Deferred income tax (Note 12)	(23,400)	7,183	11,308

	232,349	277,294	348,921

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
31	INCOME TAX EXPENSE (CONTINUED)

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Profit before tax	1,668,551	1,501,662	1,712,379

Tax calculated at the statutory rate of 20% (2008 and 2007: 18% and 15%)	250,283	270,299	342,476
Effect of change of income tax rate on deferred taxation previously recognised (Note a)	(30,413)	—	—
Effect of tax rates differentials	1,137	(3,652)	(996)
Effect of share of results of associates	(275)	(23)	(155)
Effect of expenses not deductible for tax purposes	5,462	10,686	7,411
Effect of income not subject to tax	—	(436)	(590)
Tax losses for which no deferred tax asset was recognized	380	420	775
Reversal of deferred tax assets due to changes in tax law	5,775	—	—

Income tax expense	232,349	277,294	348,921

Note a:	As explained above, the corporate income tax rate for enterprises in the PRC was changed with effect from January 1, 2008. As a result of such a change in enacted tax rate, additional deferred tax assets at approximately RMB30,413,000 was recognized by the Group in the comprehensive income statement within “income tax expenses” for the year ended December 31, 2007.

In addition, additional deferred tax asset at approximately RMB92,021,000 arising from the change in enacted tax rate was recognized in the share premium by the Group for the year ended December 31, 2007 due to temporary differences arising from fixed assets contributed by GEDC into the Group during the Restructuring of the Group (see Note 1).
The effective tax rate was 20.4% (2008 and 2007: 18.5% and 13.9%). The increase was mainly caused by the increase in statutory tax rate as explained above.
32	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,364,521,000 (2008 and 2007: RMB1,224,129,000 and RMB1,431,415,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2008 and 2007: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
33	DIVIDENDS

The dividends paid in 2009, 2008 and 2007 were RMB566,685,000 (RMB 0.08 per share), RMB566,683,000 (RMB 0.08 per share) and RMB566,711,000 respectively.

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Final, proposed, of RMB0.08 (2007 and 2008: RMB0.08) per ordinary share	566,683	566,683	566,683

At a meeting of the directors held on April 22, 2010, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2009, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2009.
34	CASH FLOW GENERATED FROM OPERATIONS
(a)	Reconciliation from profit attributable to shareholders to cash generated from operations:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Profit before income tax:	1,668,551	1,501,662	1,712,379
Adjustments for:
Depreciation of fixed assets	1,017,100	1,172,042	1,262,144
Impairment of fixed assets and construction-in-progress	6,359	—	448
Amortization of leasehold land payments (Note 8)	16,021	15,603	15,989
Loss on disposal of fixed assets (Note 29)	3,335	31,542	41,635
Amortization of deferred employee costs (Note 13)	24,339	32,005	20,156
Recognition of employee benefits obligations (Note 25)	65,256	85,988	1,200
Interest unwound for employee benefit obligations (Note 25)	(1,988)	3,417	6,510
Share of results of associates (Note 11)	(1,830)	(128)	(773)
Loss on disposal of subsidiaries (Note 29)	1,063	188	—
Dividend income on available-for-sale investment (Note 29)	—	(2,420)	(3,000)
(Reversal of provision)/provision for doubtful accounts	(8,260)	2,766	414
Write-back of long outstanding of payables (Note 29)	—	(21,562)	(1,932)
Amortization of bonds payable (Note 24)	—	—	325
Interest expenses (Note 30)	173,515	207,767	227,178
Interest income (Note 29)	(61,063)	(31,910)	(28,533)

Operating profit before working capital changes	2,902,398	2,996,960	3,254,140
Increase/(decrease) in trade receivables	115,407	(143,200)	(211,176)
Increase in materials and supplies	(31,637)	(48,249)	(29,187)
Decrease/(increase) in prepayments and other receivables	(46,175)	51,335	24,117
Decrease in long-term receivable	6,000	8,000	8,000
(Decrease)/increase in trade payables	(174,639)	95,438	150,499
Decrease in employee benefits obligations	(112,526)	(126,179)	(64,312)
Decrease in accrued expenses and other payables	(228,139)	(660,420)	(23,706)

Cash generated from operations	2,430,689	2,173,685	3,108,375

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
34	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of property, plant and equipment comprise:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Net book amount (Note 6)	113,236	42,900	69,984
Receivable arising from disposal of property, plant and equipment	(26,200)	—	—
Loss on disposal of fixed assets	(3,335)	(31,542)	(41,635)

Proceeds from disposal of fixed assets	83,701	11,358	28,349

(c)	Analysis of the balance of cash and cash equivalents:

	2008	2009
	RMB’000	RMB’000
Cash at bank and in hand	618,877	432,651
Short-term deposits with original maturities no more than three months (Note a)	942,075	683,000

	1,560,952	1,115,651

Note a:	Short term time deposits with maturities of no more than three months consist of deposits denominated in RMB. The original effective interest rate of RMB deposits is 1.35% (2008: 1.35%).
35	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

36	COMMITMENTS

(a)	Capital commitments

As of December 31, 2009 and 2008, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	2008	2009
	RMB’000	RMB’000
Authorised but not contracted for	2,530,325	1,357,620

Contracted but not provided for	390,691	248,630

A substantial amount of these commitments as of December 31, 2009 is related to the reform of stations or facilities relating to the existing railway line of the Group. The related financing would be from self generated operating cash flow and bank facilities.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
36	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on November 15, 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended December 31, 2009, the related lease rental paid and payable was RMB51,200,000 (2008: 50,000,000).

37	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company
Substantial shareholder and fellow subsidiaries
Guangzhou Railway Group	Substantial shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company (“Yangcheng Railway”)	Subsidiary of the substantial shareholder
Guangmeishan Railway Company Limited (“Guangmeishan”)	Subsidiary of the substantial shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the substantial shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the substantial shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company (“Engineer Construction Enterprise”)	Subsidiary of the substantial shareholder
Yuehai Railway Company Limited	Subsidiary of the substantial shareholder
Shichang Railway Company Limited	Subsidiary of the substantial shareholder
CYTS Guangdong Railway Shenzhen Co., Ltd. (“CYTS”)	Subsidiary of the substantial shareholder
Changsha Railway Construction Company Limited	Subsidiary of the substantial shareholder
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.	Subsidiary of the substantial shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the substantial shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the substantial shareholder
Yangcheng Construction Company of YangCheng Railway	Subsidiary of the substantial shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the substantial shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the substantial shareholder
Guangzhou Railway Group Diversified Management Development Center	Subsidiary of the substantial shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the substantial shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway group	Subsidiary of the substantial shareholder

Associates of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
37	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Provide Services
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 38)	(1,005,505)	(1,038,611)	(1,069,053)
Provision of repairing services for cargo trucks of Guangzhou Railway Group and its subsidiaries (ii)	(175,284)	(148,322)	(220,000)
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (iii)	(183,989)	(265,998)	(208,860)

Receive Services
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 38)	1,105,890	1,218,138	1,530,479
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (iv)	213,388	235,303	347,969
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (v)	429,655	440,602	369,257
Provision of construction services of Guangzhou Railway Group and its subsidiaries (ii)	61,950	259,787	241,753
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iii)	104,111	115,568	115,455
Provision of turnkey service by CYTS (vi)	50,569	15,280	—

Purchase
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vii)	577,352	398,230	631,149

Others
Payment for the acquisition of net assets of Yangcheng Railway Business	4,873,332	—	—
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 36(b))	50,000	50,000	51,200

(i)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(iii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(iv)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.

(v)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(vi)	The prices are determined based on mutual negotiation between the contracting parties.

(vii)	The prices are determined based on mutual negotiation between the contracting parties with reference to cost plus a management fee.
(d)	Key management compensation

Key management includes directors (executive and non-executive), general manager and vice general managers, assistant of general manager, chief financial officer and the company Secretary. During the year ended December 31, 2009 and 2008, the compensation paid or payable to key management for employee services is RMB3,562,597 and RMB3,340,844 respectively.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
37	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As of December 31, 2009 and 2008, the Group had the following material balances maintained with related parties:

	2008	2009
	RMB’000	RMB’000
Due from Guangzhou Railway Group	155,034	113,195

— Trade receivables (i)	150,066	108,341
— Other receivables	4,968	4,854

Due to Guangzhou Railway Group	(35,209)	(63,396)

— Trade receivables (i)	(25,787)	(53,955)
— Other payables (iii)	(9,422)	(9,441)

Due from subsidiaries of Guangzhou Railway Group	16,815	28,733

— Trade receivables	15,354	13,126
Less: impairment provision	(4)	(113)
— Other receivables	1,465	15,720

Due to subsidiaries of Guangzhou Railway Group	(302,206)	(230,260)

— Trade payables (ii)	(198,843)	(174,054)
— Other payables (iii)	(103,363)	(56,206)

Due from an associate	2,019	1,312

— Trade receivables	160	—
— Other receivables	14,171	13,624
Less: impairment provision (v)	(12,312)	(12,312)

Due to an associate	(25,118)	(9,534)

— Trade payables	—	(135)
— Other payables (iv)	(25,118)	(9,399)

Prepayment for fixed assets and construction-in-progress	31,012	—

— Guangzhou Railway Group and its subsidiaries	31,012	—

Payables for fixed assets and construction-in-progress	(125,487)	(101,316)

— Guangzhou Railway Group and its subsidiaries	(95,498)	(101,316)
— Associates	(29,989)	—

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 37(c)(i).

(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 37(c) above).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
37	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As of December 31, 2009 and 2008, the Group had the following material balances maintained with related parties (continued):
(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
As of December 31, 2009 and 2008, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

38	TRANSACTIONS WITH MOR

MOR is the controlling entity of the Company’s substantial shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.

(a)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with MOR:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Recurring Transactions:
Income
Revenue collected from the MOR, including revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (Note 37(c))
— Passenger transportation	(5,318,369)	(6,196,596)	(6,542,333)
— Freight transportation	(906,516)	(841,240)	(752,561)
— Railway network usage and services	(2,659,529)	(2,738,425)	(3,105,654)

Charges and Payments
Services charges allocated from the MOR, including cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (Note 37(c))	1,990,297	2,179,407	2,404,966
Operating lease rentals paid/payable to the MOR	156,628	176,880	162,651

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
38	TRANSACTIONS WITH MOR (CONTINUED)

(b)	As of December 31, 2009 and 2008, the Group had the following material balances maintained with MOR:

	2008	2009
	RMB’000	RMB’000
Due from MOR
— Trade receivables	53,048	273,300

39	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.

40	COMPARATIVE FIGURES

Certain 2008 comparative figures have been reclassified as follows:

(a)	Amount due from/to related parties which were separately disclosed in prior year have been recorded within the “Trade receivables, net”, amounting to RMB165,576,000, “Prepayments and other receivables, net”, amounting to RMB8,292,000, “Trade payables”, amounting to RMB224,630,000 and “Accruals and other payables” , amounting to RMB137,903,000 respectively on balance sheet in order to conform with current year presentation.

(b)	Amount of equity which were recorded within “Other Reserve” in prior year have been disclosed separately as “Share premium”, “Other reserves”, and “Retained earnings” on the balance sheet in order to conform with current year presentation.