Form 20-F
period 2010-12-31
GUANGSHEN RAILWAY CO LTD
filed 2011-06-02
CIK 1012139

As filed with the Securities and Exchange Commission on June 2, 2011
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2010:

Domestic shares (A shares), par value RMB 1.00 per share	5,652,237,000
H shares, par value RMB 1.00 per share	1,431,300,000
(including 220,360,300 H shares in the form of American Depositary Shares)
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
Yes ☐               No ☑

Forward-Looking Statements
     Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as “is expected to”, “will”, “is anticipated”, “plan to”, “estimate”, “believe”, “may”, “intend”, “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policies of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.
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
Certain Terms and Conventions
     Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB 6.60 to US$ 1.00, which was the certified exchange rate for December 30, 2010 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “Item 3A. Selected Consolidated Financial and Other Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2006 through May 27, 2011.
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
ITEM 3. KEY INFORMATION
Item 3A. Selected Consolidated Financial and Other Data
     The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2009 and 2010, and our consolidated comprehensive income statement, consolidated statement of changes in equity and consolidated cash flow statements for each of the years ended December 31, 2008, 2009 and 2010 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. Operating and Financial Review and Prospects”. The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2006, 2007 and 2008, and our consolidated income statement, consolidated statement of changes in equity and cash flow statements for each of the years ended December 31, 2006 and 2007 have been restated to reflect the changes in our accounting policies in respect of fixed assets and government grants as described in detail in Note 5 to our audited consolidated financial statements included elsewhere in this annual report to conform to the current year presentation.
     The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2006(2)	2007(2)	2008(2)	2009(2)	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(Restated)	(Restated)	(Restated)	(Restated)
	(in thousands except for per share data)
Income Statement Data:
Revenue from railroad businesses
— Passenger	2,608,838	5,833,538	6,759,229	7,195,717	8,104,126	1,227,898
— Freight	565,557	1,326,450	1,324,701	1,210,118	1,360,822	206,185
— Railway network usage and services	291,489	2,659,529	2,738,425	3,105,654	3,115,911	472,108

Subtotal	3,465,884	9,819,517	10,822,355	11,511,489	12,580,859	1,906,191
Revenue from other businesses	128,590	688,987	866,300	874,268	903,589	136,907

Total revenue	3,594,474	10,508,504	11,688,655	12,385,757	13,484,448	2,043,098
Railroad operating expenses	(2,591,801)	(8,367,791)	(9,203,347)	(9,651,278)	(10,481,496)	(1,588,105)
Other businesses operating expenses	(166,011)	(458,819)	(829,077)	(797,367)	(845,774)	(128,148)

Other income/(expense)	66,124	56,419	21,623	(16,808)	(47,060)	(7,130)

Profit from operations	902,787	1,738,313	1,677,854	1,920,304	2,110,118	319,715
Profit attributable to shareholders of the Company	718,458	1,408,554	1,193,668	1,342,450	1,486,062	225,161
Profit from operations per share	0.20	0.25	0.24	0.27	0.30	0.05
Earnings per share for profit attributable to shareholders of the Company

	Year ended December 31,
	2006(2)	2007(2)	2008(2)	2009(2)	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(Restated)	(Restated)	(Restated)	(Restated)
	(in thousands except for per share data)
— Basic and diluted	0.16	0.20	0.17	0.19	0.21	0.03
Dividends declared per share	0.08	0.08	0.08	0.08	0.09	0.01
Earnings per ADS for profit attributable to shareholders of the Company	8.13	9.94	8.43	9.48	10.49	1.59

Balance Sheet Data (at year end):
Working capital	4,249,117	433,615	(616,158)	31,118	1,576,567	238,874
Fixed assets	7,817,581	21,040,892	24,922,566	25,036,329	24,466,130	3,706,989
Leasehold land payments	625,628	607,971	592,368	576,379	560,391	84,908
Total assets	25,071,095	27,523,542	29,011,095	29,427,247	30,604.502	4,637,046
Equity attributable to shareholders of the Company	19,334,080	21,845,806	22,472,791	23,248,638	24,168,017	3,661,820
Share capital, issued and outstanding, RMB 1.00 per value, domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	856,400
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	216,864

Cash Flow Statement Data:
Net cash generated from operating activities	1,112,004	1,957,645	1,641,069	2,617,533	3,331,458	504,766
Net cash used in investing activities	(7,833,331)	(5,585,414)	(2,915,785)	(2,096,154)	(1,188,763)	(180,116)
Net cash generated from /(used in) financing activities	11,461,030	128,289	483,317	(966,680)	(599,288)	(90,801)
Purchase of fixed assets and payment for construction-in-progress	(3,202,670)	(1,107,320)	(2,947,804)	(1,639,674)	(1,158,399)	(175,515)
Dividends paid to shareholders of the Company	(520,655)	(566,711)	(566,683)	(566,683)	(566,685)	(85,861)

Other Data:
Railroad transportation operating income	874,083	1,451,726	1,619,008	1,860,211	2,099.363	318,086
Other businesses operating income/(loss)	(34,764)	277,155	37,223	76,901	57,815	8,426

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at US$ 1.00 = RMB 6.60, the certified exchange rate for December 30, 2010 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2009 or on any other date.

(2)	In 2010, we have changed our accounting policies in respect of fixed assets and government grants to enhance the comparability of our financial statements with those of the other listed companies with similar backgrounds, as well as to eliminate the differences between our financial statements under IFRS and our financial statements under PRC Generally Accepted Accounting Principles (“PRC GAAP”). See Note 5 to our audited consolidated financial statements included elsewhere in this annual report.
Exchange Rate Information
     We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at RMB 6.60 = USD 1.00, the certified exchange rate for December 30, 2010 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.
     Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5,

2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was RMB 6.4920 = US$ 1.00 on May 27, 2011.
     The following table sets forth information for the RMB concerning (i) the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the period from January 1, 2006 to December 31, 2008 and (ii) the certified exchange rates as published by the Federal Reserve Board of the United States for the period subsequent to and including January 5, 2009, expressed in RMB per U.S. dollar, for the periods indicated:

	Certified Exchange Rate
Period	Average (1)	High	Low
	(RMB per U.S. dollar)
2006	7.9579	8.0702	7.8041
2007	7.5806	7.8127	7.2946
2008	6.9193	7.2946	6.7800
2009	6.8295	6.8470	6.8176
2010	6.7603	6.8330	6.6000
November 2010	6.6538	6.6892	6.6630
December 2010	6.6497	6.6745	6.6000
2011
January	6.5964	6.6364	6.5809
February	6.5761	6.5965	6.5520
March	6.5438	6.5743	6.5483
April	6.5267	6.5477	6.4900
May (through May 27, 2011)	6.4965	6.5073	6.4913

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.
Dividends
     At a meeting of the directors held on March 24, 2011, the directors proposed a final dividend of RMB 0.09 per ordinary share for the year ended December 31, 2010, which was approved at our annual general meeting of shareholders held on June 2, 2011. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2010, but instead as equity attributable to equity holders of our Company.
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
     The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the global and PRC economies began to show signs of recovery since the second half of 2009, any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.
     We face competition, which may adversely affect our business growth and results of operations.
     Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, speed, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We increasingly compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. In addition, the inter-city traffic system is gradually expanding within the Pearl River Delta region and there are a number of new high-speed inter-city passenger rail lines in operation or under construction within our service territory. As a result, the competition in both passenger and freight transportation in our service territory could increase significantly. In December 2009, with the commencement of operations of the Wuhan-Guangzhou passenger line, the MOR restructured the passenger train services provided by our Company or by other railway companies (bureaus) whose trains pass through our service territory to enhance the operational efficiency of the Beijing-Guangzhou line and for better allocation of railway transportation capacity. Such restructuring has resulted in a slight decrease in the number of passengers using our long-distance train services in 2009 and, although we commenced the operation of one pair of passenger trains from Guangzhou to Tongren in March 2010 and another pair of passenger trains from Guangzhou to Xinyang in April 2010 to increase our passenger transportation capacity, we may continue to experience a decrease in the number of passengers using our long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, the completion of the Guangzhou-Shenzhen-Hong Kong passenger line, which is under construction and is expected to commence operations around August 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations. See “Item 4B. Business Overview—Competition” for additional information regarding our competition.
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
     On March 16, 2007, the National People’s Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008. According to the EIT Law, the preferential income tax rate of 15% that was previously applicable to companies incorporated in Shenzhen (like us) and other special economic zones is being gradually phased out in five years beginning from January 1, 2008, and effective from January 1, 2012, the tax rate applicable to us will become 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC with some minor exceptions. According to the Notice Regarding Implementation of Preferential Enterprise Income Tax in the Transition Period issued by the State Council of the PRC, or the State Council, companies which used to enjoy a preferential tax rate of 15% are being subject to the following tax rates from 2008 through 2012:
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
     Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2010, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2010, our environmental protection-related expenses were approximately RMB 15.4 million, mainly related to the renovation of the sewage pipes and boilers.
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
     As described in “Item 7B Related Party Transactions” and Notes 40 and 41 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by the MOR within the PRC, we work in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the MOR based on its systems. Although we can, to certain extent, calculate the revenue and charges settled by the MOR based on our own data and information, the amount of settlement is finally determined by the MOR.
     We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.
     The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements first applied partially to our annual report on Form 20-F for the year ended December 31, 2006 by requiring our management to provide a report regarding the assessment of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm began reporting on the effectiveness of our internal control over financial reporting from our annual report on Form 20-F for the year ended December 31, 2007. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2008, 2009 and 2010, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “Item 15. Controls and Procedures.”
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
     The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As of May 2011, this change in policy has resulted in a more than 20% appreciation of the RMB against the U.S. dollar since July 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “Item 3A. Selected Consolidated Financial and Other Data” and “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk — Currency Risks.” We cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.
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
     We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996, and have conducted our business for fifteen years. Our legal name is , and its English translation is Guangshen Railway Company Limited. Our registered office is located at No. 1052 Heping Road, Shenzhen, Guangdong Province, The People’s Republic of China, 518010. Our telephone number is (86-755) 2558-7920 or 2558-8146 and our fax number is (86-755) 2559-1480.
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
     Passenger transportation is our principal business. As of December 31, 2010, we operated 224 pairs of passenger trains in accordance with our daily train schedule, including 110 pairs of inter-city express trains between Guangzhou and Shenzhen (including 19 pairs of standby trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Guangzhou-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 101 pairs of long-distance passenger trains. With our efforts to promote the development of Guangzhou-Shenzhen inter-city project, our domestically manufactured electric multiple units trains, known as “China Railway High-Speed” or “CRHs”, with a top speed of 200 kilometers per hour, transported most of our passengers between Guangzhou and Shenzhen. One pair of CRHs between Guangzhou and Shenzhen is dispatched every 10 minutes on average during peak hours, in accordance with our “As-Frequent-As-Buses” operating model.
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
     In 1979, Guangshen Railway Company, our predecessor, in conjunction with KCR, which has been merged into the MTR Corporation Limited, or MTR, was engaged in the joint operation of Hong Kong Through Train passenger services between Guangzhou and Hong Kong.
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
     As of June 2, 2011, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong (which we serve in conjunction with MTR). In addition to our Hong Kong Through Train passenger service in conjunction with the MTR, we also allow Hong Kong-bound freight trains to use our railroad.
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

Item 4B. Business Overview
Business Operations
     Our principal businesses are railroad passenger, freight transportation and railway network usage and services, which collectively generated 93.3% of our total revenue in 2010.
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
     In 2010, our total revenue was RMB 13,484.4 million, representing an increase of 8.9% from RMB 12,385.8 million in 2009. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses was RMB 8,104.1 million, RMB 1,360.8 million, RMB 3,115.9 million and RMB 903.6 million, respectively, accounting for 60.1%, 10.1%, 23.1% and 6.7%, respectively, of our total revenue in 2010. Our profit attributable to shareholders was RMB 1,486.1 million, representing an increase of 10.7% from RMB 1,342.5 million in 2009. The revenue from our other businesses was RMB 903.6 million, representing an increase of 3.4% from RMB 874.3 million in 2009.
     The table below summarizes our railroad transportation revenue and traffic volume in each of the five years ended December 31, 2006, 2007, 2008, 2009 and 2010.

	Year ended December 31,
	2006	2007	2008(4)	2009(4)	2010(4)
Passenger Transportation
Total passenger revenue (RMB millions)	2,608.84	5,833.54	6,759.23	7,195.71	8,104.13
Total passengers (millions)	35.98	73.05	83.82	81.84	84.92
Total passenger-kilometers (millions)	4,842.7	26,278.2	27,923.70	27,233.10	27,472.00
Revenue per passenger-kilometer (RMB)(1)	0.54	0.22	0.24	0.26	0.29
Freight Transportation
Total freight revenue (RMB millions)	565.56	1,326.45	1,324.70	1,210.12	1,360.82
Total freight tonnes (millions)	30.71	71.01	70.14	61.99	67.93
Revenue per tonne (RMB)(2)	18.42	18.68	18.89	19.52	20.03
Total tonne-kilometers (millions)	2,276.3	15,306.9	15,557.37	13,446.70	15,191.43
Revenue per tonne-kilometer (RMB)(3)	0.25	0.09	0.09	0.09	0.09

	Year ended December 31,
	2006	2007	2008(4)	2009(4)	2010(4)
Railway Network Usage and Services (RMB millions)	291.49	2,659.53	2,738.43	3,105.65	3,115.91

(1)	Revenue per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business. The decrease in revenue per passenger-kilometer in 2007, 2008, 2009 and 2010 from 2006 was primarily due to our acquisition of the railway transportation business between Guangzhou and Pingshi in 2007, whose passenger transportation business had lower pricing levels than the Guangzhou-Shenzhen Railway we operated before 2007.

(2)	Revenue per tonne is calculated by dividing total freight revenue by total freight tonnes. Management believes that revenue per tonne is a useful measure for assessing the revenue levels of our freight transportation business.

(3)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenue per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business. The decrease in revenue per tonne-kilometer in 2007, 2008, 2009 and 2010 from 2006 was primarily due to our acquisition of the railway transportation business between Guangzhou and Pingshi in 2007, whose freight transportation business had lower pricing levels than the Guangzhou-Shenzhen Railway we operated before 2007.

(4)	On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway came under the control of our Company. Accordingly, we consider January 1, 2007 as the effective date of the acquisition for accounting purposes. Prior to our A Share Offering, Yangcheng Railway Company and our Company were both controlled by the MOR, as the MOR indirectly held controlling interests in both companies. Subsequent to our A Share Offering, the equity interest of the MOR in our Company decreased to approximately 41%. On January 1, 2007, Yangcheng Railway Company and our Company were no longer deemed to be under common control. As a result, such transaction does not constitute a business combination under common control because our Company and Yangcheng Railway Company are not ultimately controlled by the same party both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting and the results of operations of Yangcheng Railway Business have been included in our consolidated comprehensive income statement starting from January 1, 2007. As a result, our consolidated financial information for each of the years ended December 31, 2007, 2008, 2009 and 2010 included in this annual report has reflected the impact arising from the Acquisition.
Passenger Transportation
     Passenger transportation is our largest business segment, accounting for 60.1% of our total revenue and 64.4% of our railroad transportation revenue in 2010. Our passenger train services can be categorized as follows:
•	inter-city high-speed express trains between Guangzhou and Shenzhen;

•	Hong Kong Through Trains between Hong Kong and Guangzhou; and

•	domestic long-distance trains.
     As of December 31, 2010, we operated 224 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing an increase of 7 pairs from 217 pairs as of December 31, 2009, of which:
•	110 pairs were high-speed express passenger trains operating between Guangzhou and Shenzhen (including 19 stand-by pairs), representing an increase of 10 pairs;

•	13 pairs were Hong Kong Through Trains, including 11 pairs of Guangzhou-

Kwoloon Through Trains, one pair of through trains between Zhaoqing and Kowloon, and one pair of through trains that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line; and

•	101 pairs were domestic long-distance passenger trains, representing a decrease of 3 pairs from 104 pairs as of December 31, 2009, which included long-distance passenger trains operated by us between Shenzhen and Yueyang, between Shenzhen and Shanghai South, between Shenzhen and Beijing West, between Kowloon and Beijing West, between Shenzhen and Shaoguan, between Guangzhou and Chongqing North, between Guangzhou and Wanzhou, between Guangzhou and Liuzhou, between Guangzhou and Xi’an, between Guangzhou and Taizhou, between Guangzhou and Shanghai South, between Guangzhou and Jiujiang, between Chenzhou and Foshan, between Guangzhou and Zhangjiajie, between Guangzhou and Lhasa and between Sanya and Beijing West, as well as domestic long-distance trains that are operated by other operators but originating or terminating on, or passing through, our railroad.
     The table below sets out passenger revenue and volumes for our Hong Kong Through Trains and domestic trains in each of 2008, 2009 and 2010:

	Total passenger revenue			Total passengers			Revenue per passenger
	2008	2009	2010	2008	2009	2010	2008		2009		2010
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	1,973.1	2,046.6	2,361.3	32.1	33.5	36.9	61.5		61.1		63.9
Hong Kong Through Trains (1)	380.3	378.4	413.7	3.1	2.8	3.1	122.1		135.2		133.7
Long-distance Trains (1)	4,405.8	4,770.6	5,329.2	48.6	45.5	44.9	N/A	(2)	N/A	(2)	N/A	(2)
Combined passenger operations	6,759.2	7,195.7	8,104.1	83.8	81.8	84.9	N/A	(2)	N/A	(2)	N/A	(2)

(1)	The operation of Beijing-Kowloon Through Trains, which run between Beijing West and Kowloon, has been handed over to our Company since January 1, 2009. Before 2009, our Company’s revenue from Beijing-Kowloon Through Trains, excluding the revenue attributable to MTR in Hong Kong, was generated only from the Guangzhou East-Kowloon section that implemented a special pricing policy. Starting from January 1, 2009, all the revenue generated from the operation of Beijing-Kowloon Through Trains, excluding the revenue attributable to MTR in Hong Kong, became the revenue of our Company. We divide the revenue generated from the operation of Beijing-Kowloon Through Trains into two parts: (i) all the revenue generated from passengers departing for or from Hong Kong, excluding the revenue attributable to MTR, is accounted as revenue from Hong Kong Through Trains and (ii) the remaining revenue is accounted as revenue from long-distance trains.

(2)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.
     Guangzhou-Shenzhen Trains. In 2010, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed a substantial portion to our railroad passenger transportation revenue. In 2010, we did not operate any regular speed inter-city train between Guangzhou and Shenzhen. As of December 31, 2010, we operated, on average, a total of 110 pairs of CRH high-speed passenger trains between Guangzhou and Shenzhen daily. Such CRH high-speed passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 10.3% from 33.5 million in 2009 to 36.9 million in 2010. The revenue from our Guangzhou-Shenzhen trains increased by 15.4% from RMB 2,046.6 million in 2009 to RMB 2,361.3 million in 2010. The increase in passenger volume of Guangzhou-Shenzhen trains was primarily due to (i) the recovery of Chinese economy and in particular the economic recovery in Guangdong, Hong Kong and Macau, which led to the increase of the volumes of business and passengers; (ii) the continuous implementation of a stop-at-all-stations operating model, starting from May 2009, which caused the increase of passenger volume at the intermediary stations; (iii) the raise of the price per one way ticket by RMB 5, which was implemented on June 18, 2010 and resulted in an increase in transportation revenue and (iv) the increase in the number of Guangzhou-Shenzhen inter-city trains to 110 pairs (including 19 pairs of standby trains) since July 1, 2010, which resulted in an increase in overall passenger transportation capacity.
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
     The Hong Kong Through Train services beyond Guangzhou to Foshan, Zhaoqing, Beijing and Shanghai are provided by GRGC and Shanghai Railway Bureau. Revenue from these Hong Kong Through Trains on the Guangzhou-Hong Kong section is shared between MTR and us, in proportion to our track mileage for the Hong Kong Through Train services, with 81.2% accruing to us and 18.8% to MTR. In addition, we share all related costs with MTR at the same rate for the Hong Kong Through Train services.
     Most of the passengers taking our Hong Kong Through Trains are from Hong Kong, Macau, Taiwan and foreign countries, and many are business travelers. As the prices for our Hong Kong Through Train services are higher than the prices we charge for our domestic train services, these Hong Kong Through Train services produce higher per-passenger revenue than our other passenger train services.
     In 2010, the volume of passengers who traveled on the Hong Kong Through Trains increased by 10.5% from 2.799 million in 2009 to 3.093 million in 2010. The revenue from Hong Kong Through Trains increased by 9.3% from RMB 378.4 million in 2009 to RMB 413.7 million in 2010. The increase was mainly due to (i) the recovery of Chinese economy and the increase in the economic and trade activities between Guangdong, Hong Kong and Macau that boosted the volumes of business and passengers; (ii) the Shanghai Expo and the Asian Games and Asian Para Games held in Guangzhou.
     Domestic Long-distance Trains. As of December 31, 2010, we operated on a daily basis 101 pairs of domestic long-distance passenger trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region and Tibet Autonomous Region. In 2010, the number of passengers traveling on our long-distance trains was 44.9 million, representing a decrease of 1.5% from 45.5 million in 2009. The decrease in the volume of passengers of the long-distance trains was mainly because of the cancellation by the MOR of certain long-distance trains formerly operated by us as a result of the commencement of operations of the Wuhan-Guangzhou passenger line from December 2009.
     In 2010, our revenue from long-distance trains was RMB 5,329.2 million, representing an increase of 11.7% from RMB 4,770.7 million in 2009, mainly due to (i) the increase in the number of our long-distance trains as a result of the commencement of operations of the Guangzhou to Tongren trains since March 21, 2010 and the Guangzhou to Xinyang trains since April 17, 2010; (ii) our Shenzhen to Shanghai special trains operated during the Shanghai Expo, which led to an increase in passenger revenue, and (iii) the increase of the occupancy rate of our other long-distance trains within the Wuhan to Guangzhou section of the Beijing-Guangzhou line, despite the cancellation of certain long-distance trains running between that section.
     Major Stations. The following are the major train stations owned and operated by us as of December 31, 2010:
     Guangzhou East Station. Our Guangzhou East Station provides services for our railway transportation services between Guangzhou and Shenzhen and between Guangzhou and Hong Kong and provides a hub for long-distance trains to different locations within China. Our Guangzhou East Station is connected to Lines 1 and 3 of the Guangzhou municipal subway. As of December 31, 2010, the Guangzhou East Station handled on a daily basis 13 pairs of Hong Kong Through Trains, 91 pairs of Guangzhou-Shenzhen trains, 15 pairs of long-distance passenger trains between the Guangzhou East Station and other locations in China, including Shantou, Nanchang, Hefei, Macheng, Shenyang North, Xiangfan, Tsingtao, Yingtan, Harbin, Xiamen, Taiyuan and Beijing West (one train every two days), Shanghai (one train every two days), Shaoguan, Chenzhou, Shanghai South, and 18 pairs of passenger trains passing through the Guangzhou East Station. In 2010, the number of passengers traveling from Guangdong East Station was approximately 17.8 million.
     Dongguan Station. Our intermediate station at Dongguan is the point of connection between our line and the neighboring Dongguan-Meizhou-Shantou rail line, and is also the point where our line intersects with the Beijing-Hong Kong rail line. Dongguan Station, by connecting our rail line to the Beijing-Hong Kong line, also facilitates passenger service between Kowloon and Zhaoqing. As of December 31, 2010, this station handled on a daily basis the transfer service for nine pairs of domestic long-distance passenger trains, 90 pairs of Guangzhou-Shenzhen high-speed passenger trains and 10 pairs of Hong Kong Through Trains. In 2010, the number of passengers traveling from Dongguan Station was approximately 4.4 million.
     Shenzhen Station. Our Shenzhen Station is located in the Shenzhen Special Economic Zone, close to the Luohu Station on the Guangzhou-Kowloon rail line and connected to Line 1 of Shenzhen’s subway system. In 2002, we introduced China’s first computerized ticket hall in our Shenzhen Station. As of December 31, 2010, our Shenzhen Station handled on a daily basis more than 91 pairs of Guangzhou-Shenzhen passenger trains and 15 pairs of domestic long-distance passenger trains between Shenzhen and other locations in China, including Beijing (two pairs), Changsha, Shaoguan, Wuchang (four pairs), Shantou, Zhengzhou, Fuzhou, Shenyang, Xi’an, Changde, Jiujiang, Yueyang, Guilin, and Shanghai. In 2010, the number of passengers traveling from Shenzhen Station was approximately 19.2 million.
     Shaoguan East Station. Our Shaoguan East Station is an important transportation hub in the north part of Guangdong Province, which handles both passengers and freight transportation. In the year ended December 31, 2010, our Shaoguan East Station handled on a daily basis 55.5 pairs of passenger trains. In 2010, the number of passengers traveling from Shaoguan East Station was approximately 3.3 million.
     Guangzhou Station. Guangzhou Station is the largest passenger station in South China and is connected with the Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway and Guangmeishan Railway. Our Guangzhou Station is also indirectly connected with the Beijing-Kowloon Railway via the Guangzhou-Shenzhen Railway. In the year ended December 31, 2010, our Guangzhou Station handled on a daily basis 70 pairs of passenger trains and 175 pairs during the Chinese New Year holiday period. In 2010, the number of passengers traveling from Guangzhou Station was 29.4 million. During the Chinese New Year holiday period in 2010, the number of daily passengers traveling from our Guangzhou Station exceeded 233,000.
Freight Transportation
     Revenue from our freight transportation accounted for 10.1% of our total revenue and 10.8% of our railroad transportation revenue in 2010. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.
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
     The total tonnage of freight we transported in 2010 was 67.9 million tonnes, representing an increase of 9.6% from 62.0 million tonnes in 2009. Revenue from freight transportation business in 2010 was RMB 1,360.8 million, representing an increase of 12.5% from RMB 1,210.1 million in 2009. This increase is mainly due to the following factors:
•	the recovery of the Chinese economy, which resulted in strong demand for our railway freight transportation services;

•	leveraging on the launching of the Wuhan-Guangzhou passenger line which resulted in the release of certain freight transportation capacity for the Wuhan-Guangzhou section of the Beijing-Guangzhou line, we actively increased our marketing efforts and strengthened the coordination of our freight transportation activities; and

•	the increase in the national basic freight transportation price by RMB 0.007 per tonne kilometer from December 13, 2009, which also contributed to the increase in the revenue of our freight transportation business.
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
Railway Network Usage and Services Business
     Revenue from our railway network usage and services accounted for 23.1% of our total revenue and 24.8% of our railroad transportation revenue in 2010. Railway network usage and services mainly include the locomotive traction, track usage, electric catenaries (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services. In 2010, our revenue from railway network usage and services was RMB 3,115.9 million, representing an increase of 0.3% from RMB 3,105.7 million in 2009. The increase in revenue from railway network usage and services was principally due to (i) the increase in the vehicle coupling services provided as a result of the increase in the number of freight trains between Guangzhou and Pingshi section and (ii) the increase in the ticketing and other customer services provided by us for the Wuhan-Guangzhou High Speed Railway Company Limited.
     The following table shows the composition of our revenue from railway network usage and services for the three years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
	(RMB millions)
Locomotive traction	1,114.2	1,359.9	1,372.6
Track usage	953.5	1,026.7	965.4
Electric catenaries	281.8	283.3	282.9
Vehicle coupling	224.0	275.4	307.6
Other services	164.9	160.4	187.4

Total	2,738.4	3,105.7	3,115.9

Other Businesses
     We engage in other businesses principally related to our railroad transportation business. Revenue from our other businesses accounted for 6.7% of our total revenue in 2010. Our other businesses mainly consist of sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation.
     Revenue from our other businesses in 2010 was RMB 903.6 million representing an increase of 3.4% from RMB 874.3 million in 2009. The increase in revenue from other businesses was mainly due to the increase in the sales of food, beverages and goods on the Wuhan-Guangzhou passenger line.
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
Competition
     We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. As the Wuhan-Guangzhou passenger line commenced operation in December 2009, which passes through our service territory, we compete for long-distance travelling passengers against other railway service providers operating within our service territory. Furthermore, the completion of the Guangzhou-Shenzhen-Hong Kong passenger line, which is under construction and is expected to commence operations around August 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We also face competition from the providers of a variety of other means of transportation within our service territory.
     With respect to passenger transportation, we face competition from bus services, which are available between Guangzhou and Hong Kong, between Guangzhou and Shenzhen and between many other locations that we provide passenger transportation services. Bus fares are typically lower than the fares for our passenger train services. Furthermore, buses can offer added convenience to passengers by departing from or arriving at locations outside their central terminals, such as hotels. However, train services generally offer greater speed, safety and reliability than bus services. In addition, since the implementation of our “As-Frequent-As-Buses” operating model, our high-speed train services and Hong Kong Through Train services have enabled us to compete more effectively with bus operators in terms of speed and frequency. We also compete to a lesser extent with commercial air passenger transportation services and ferry services operating between Guangzhou and Hong Kong.
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
Equipment, Tracks and Maintenance
     As of December 31, 2010, we owned 165 diesel locomotives, 68 electric locomotives, 29 high speed CRHs and 1400 passenger coaches. We currently use 20 high speed CRHs for our passenger transportation business between Guangzhou and Shenzhen.
     The freight cars we use are all leased from the MOR, to which we pay uniform rental fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2008, 2009 and 2010 were approximately RMB 176.9 million, RMB 162.7 million and RMB 178.9 million, respectively.
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
     We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2009 and 2010, we made improvements to approximately 141 kilometers and 130 kilometers of railroad, respectively.
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
     We lease a portion of the locomotives and rolling stock that are used in our transportation operations from GRGC and its subsidiaries, which also provide services for these locomotives and rolling stock under contracts which stipulate fees based on a cost plus profit formula. Because the costs are affected by inflation, we are subject to inflationary risks in connection with our payment obligations under these service contracts. The subsidiaries of GRGC provide public security for our employees and their families under a contract and in exchange for fee payments. See “Item 7B. Related Party Transactions.”
     The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2008, 2009 and 2010, we paid approximately RMB 606.9 million, RMB 561.5 million and RMB 552.3 million, respectively, in electricity charges.
     Our five largest customers accounted for less than 30% of our revenue, and our five largest suppliers of raw materials accounted for less than 30% of our purchases in 2010
Regulatory Overview
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
     Since March 1996, the MOR and GRGC have provided us with substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet passenger demand. On October 21, 2001, we successfully launched our “As-Frequent-As-Buses” operating model, which provides inter-city express train services. As of December 31, 2010, the total number of inter-city high-speed passenger trains running daily between Guangzhou and Shenzhen was 110 pairs (including 19 pairs of stand-by trains). We currently have 101 pairs of long-distance trains and 13 pairs of Hong Kong Through Trains.
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
Environmental Protection
     We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2010, our environmental protection-related expenses were RMB 15.4 million, mainly related to the renovation of the sewage pipes and boilers.
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
Item 4C. Organizational Structure
     The following table lists the significant subsidiaries of our Company as of December 31, 2010:

	Country of	Percentage of Interest held
Name	Incorporation	by our Company
Guangshen Railway Dongqun Trade and Commerce Service Company	PRC	100%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Guangshen Railway Travel Service Ltd.	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	55%
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangzhou Tielian Economy Development Company Limited	PRC	50.5%
Shenzhen Nantie Construction Supervision Company Limited	PRC	76.66%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Property Management Company Limited	PRC	100%
Guangzhou Dongqun Advertising Company Limited	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%
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
     As of December 31, 2010, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land of our Company with an aggregate area of approximately 1,620,894 square meters. After consultation with our Company’s PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.
     As of December 31, 2010, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, with an aggregate area of approximately 252,247 square meters, which had an aggregate carrying value of approximately RMB 916.5 million. After consultation with our Company’s legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.
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
     As of June 2, 2011, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 402,438 square meters.
     For additional information regarding our property, plant and equipment, see “Item 4B. Business Overview — Equipment, Tracks and Maintenance” and Note 7 to our audited consolidated financial statements included elsewhere in this annual report.
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
     For the year ended December 31, 2010, our total revenue was RMB 13,484.4 million, profit attributable to shareholders was RMB 1,486.1 million, and earnings per share were RMB 0.21. Railroad business revenue accounted for 92.6%, 92.9% and 93.3% of our total revenue in 2008, 2009 and 2010, respectively.
     Passenger transportation is our principal business. In 2010, the total number of our passengers was 84.9 million, representing an increase of 3.8% from 81.8 million in 2009. Our passenger transportation revenue was RMB 8,104.1 million, representing an increase of 12.6% from RMB 7,195.7 million in 2009.
     We transported a total of 67.9 million tonnes of freight in 2010, representing an increase of 9.6% from 2009. Our freight transportation revenue in 2010 was RMB 1,360.8 million, representing a decrease of 12.5% from RMB 1,210.1 million in 2009.
     Revenue from our railway network usages and services business was RMB 3,115.9 million in 2010, representing an increase of 0.3% from RMB 3,105.7 million in 2009.
     Revenue from our other businesses was RMB 903.6 million in 2010, representing an increase of 3.4% from RMB 874.3 million in 2008.
     In 2010, we have changed our accounting policies in respect of fixed assets and government grants to enhance the comparability of our financial statements with those of the other listed companies with similar backgrounds, as well as to eliminate the differences between our financial statements under IFRS and our financial statements under PRC GAAP. See Note 5 to our audited consolidated financial statements included elsewhere in this annual report.
Item 5A. Operating Results
Principal Factors Affecting Our Results of Operations
     Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Pingshi, Guangzhou and Shenzhen, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the recent global financial crisis and economic downturn had adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China was severe in the second half of 2008. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the economy in China, as well as in many other places around the world, has recovered since the second half of 2009, the global financial crisis and economic downturn may continue to have a material and adverse effect on our businesses, results of operations and financial condition.
     Competitive Pressure from other Railway Operators and other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. For example, the completion of the Guangzhou-Shenzhen-Hong Kong passenger line, which is under construction and is expected to commence operations around August 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations. In addition, the fast growth in the number of privately owned vehicles and a higher penetration of bus services affect the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services.
     PRC Policies. We are allowed to be more flexible in setting the prices of both passenger transportation and the freight transportation services as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will affect our results of operations.
Year ended December 31, 2010 compared with year ended December 31, 2009
Revenue
     In 2010, our total revenue was RMB 13,484.4 million, representing an increase of 8.9% from RMB 12,385.8 million in 2009. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and services and other businesses was RMB 8,104.1 million, RMB 1,360.8 million, RMB 3,115.9 million and RMB 903.6 million, respectively, accounting for approximately 60.1%, 10.1%, 23.1% and 6.7%, respectively, of our total revenue in 2010.
     Passenger transportation service. Passenger transportation remains our most important business. As of December 31, 2010, we operated 224 pairs of passenger trains daily, representing an increase of 6 pairs from the number in operation as of December 31, 2009. There were 110 pairs of high-speed passenger trains between Guangzhou and Shenzhen, an increase of 10 pairs compared to 2009, 13 pairs of Hong Kong Through Trains, and 101 pairs of long-distance passenger trains, a decrease of 4 pairs compared to 2009.

     In 2010, our total number of passengers was 84.9 million, representing an increase of 3.8% from 81.8 million in 2009. Our revenue from passenger transportation was RMB 8,104.1 million in 2010, representing an increase of 12.6% from RMB 7,195.7 million in 2009. The increase of total number of passengers and our revenue from passenger transportation was mainly due to: (i) the recovery of the Chinese economy and in particular, the economic recovery in Guangdong, Hong Kong and Macau, (ii) the Shanghai Expo and the Asian Games and Asian Para Games held in Guangzhou in 2010, (iii) the price increase of RMB 5 per one way ticket for Guangzhou-Shenzhen trains since June 18, 2010 and (iv) the increase in the number of our long-distance trains as a result of the commencement of operations of the Guangzhou to Tongren train since March 21, 2010 and the Guangzhou to Xinyang train since April 17, 2010.
     The following table sets forth our revenue from passenger transportation and the number of passengers for the three years ended December 31, 2010:

	Year ended December 31,			Change in 2010 from
	2008	2009	2010	2009
Revenue from passenger transportation (RMB thousands)	6,759,229	7,195,717	8,104,126	12.6%
Total passengers (thousands)	83,825	81,838	84,923	3.8%
Total passenger-kilometers (millions)	27,923.7	27,233.1	27,472.0	0.9%
Revenue per passenger-kilometer (RMB)	0.24	0.26	0.29	11.5%
     Freight transportation. Freight transportation is another important business segment for us. The total tonnage of freight we transported in 2010 was 67.9 million tonnes, representing an increase of 9.6% from 62.0 million in 2009. Revenue from our freight transportation business in 2010 was RMB 1,360.8 million, representing an increase of 12.5% from RMB 1,210.1 million in 2009. The increase of revenue from freight transportation is mainly due to the following factors:
•	the recovery of the Chinese economy, which resulted in strong demand for our railway freight transportation services;

•	leveraging on the launching of the Wuhan-Guangzhou passenger line, which resulted in the release of certain freight transportation capacity for the Wuhan-Guangzhou section of the Beijing-Guangzhou line, we actively increased our marketing efforts and strengthened the coordination of our freight transportation activities; and

•	the increase in the national basic transportation price by RMB 0.007 per tonne kilometer from December 13, 2009, which also contributed to the increase in the revenue of our freight transportation business.
     The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for the three years ended December 31, 2010:

	Year ended December 31,			Change in 2010 from
	2008	2009	2010	2009
Revenue from freight transportation (RMB thousands)	1,324,701	1,210,118	1,360,822	12.5%
— Revenue from outbound freight transportation(1)	282,678	285,186	339,956	19.2%

	Year ended December 31,			Change in 2010 from
	2008	2009	2010	2009
— Revenue from inbound(1) and pass-through transportation	948,177	836,408	925,608	10.7%
Revenue from other freight transportation services.	93,848	88,524	95,258	7.6%
Total freight tonnes (thousands of tonnes)	70,141	61,987	67,932	9.6%
— Outbound freight tonnage	16,847	17,622	20,963	19.0%
— Inbound and pass-through freight tonnage	53,295	44,365	46,969	5.9%
Revenue per tonne (RMB)	18.89	19.52	20.03	2.6%
Total tonne-kilometers (millions)	15,557.4	13,446.7	15,191.4	13.0%
Revenue per tonne-kilometer (RMB)	0.09	0.09	0.09	—

(1)	A portion of the revenue previously recorded as inbound freight revenue was recognized as revenue from outbound freight.
     Railway Network Usage and Services Business. Revenue from our railway network usage and services accounted for 23.1% of our total revenue and 24.8% of our railroad business revenue in 2010. Railway network usage and services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. In 2010, our revenue from railway network usage and services was RMB 3,115.9 million, representing an increase of 0.3% from RMB 3,105.7 million in 2009. The increase of revenue from our railway network usage and services was mainly due to (i) the increase in the vehicle coupling services provided as a result of the increase in the number of freight trains between Guangzhou and Pingshi and (ii) the increase in the ticketing and other customer services provided by us for the Wuhan-Guangzhou High Speed Railway Company Limited.
     Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from other businesses in 2010 was RMB 903.6 million, representing an increase of 3.4% from RMB 874.3 million in 2009.
Operating Expenses
     In 2010, our total operating expenses were RMB 10,481.5 million, representing an increase of 8.6% from RMB 9,651.3 million in 2009. The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenue, for 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
Railroad businesses revenue (RMB millions)	10,822.4	11,511.5	12,580.9
Business tax	2%	2%	2%
Labor and benefits	20%	20%	21%
Equipment leases and services	25%	26%	26%
Lease of land use right	0.46%	0.45%	0.42%
Materials and supplies	12%	12%	12%
Repair costs, excluding materials and supplies	6%	5%	7%
Depreciation and amortization of leasehold land payments	11%	11%	11%
Fee for social services	4%	3%	1%
Utility and office expenses	1%	1%	1%
Others	4%	3%	3%
Operating expenses ratio(1)	85%	84%	83%
Railroad businesses operating margin	15%	16%	17%

(1)	Total railroad operating expenses as a percentage of railroad businesses revenue.
     Railway Operating Expenses. Our total railway operating expenses increased by 8.6% from RMB 9,651.3 million in 2009 to RMB 10,481.5 million in 2010. The following sets forth a breakdown of major changes by line item:
•	Labor and benefits. In 2010, our labor and benefits expenses amounted to RMB 2,662.3 million, representing an increase of 16.9% from RMB 2,277.1 million in 2009. The increase was mainly due to the increase in employees’ basic salaries, allowances and benefits and the increase in retirement benefits paid to retired employees.

•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2010, our expenses relating to equipment leases and services amounted to RMB 3,235.9 million, representing an increase of 8.8% from RMB 2,974.8 million in 2009. This was mainly due to (i) the increase in railway network usage and service fees due to the commencement of operations of Guanghzhou-Xinyang, Guangzhou-Tongren and Shenzhen-Shanghai long-distance trains; (ii) the increase in the rental of locomotive and passenger trains as a result of the increased number of our long-distance trains and additional services provided during the Chinese New Year and (iii) the increase in freight tonnage, which resulted in increased train usage.

•	Repairs and facilities maintenance costs, excluding materials and supplies. In 2010, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB 828.4 million, representing an increase of 40.8% from RMB 588.3 million in 2009. This was mainly because (i) we completed the repairs and maintenances for the majority of our CRHs in 2010 and (ii) the route selection and passenger trains repair expenses increased.

•	Materials and supplies. Our materials and supplies consist of materials, fuel, water and electricity expenses. In 2010, our materials and supplies amounted to RMB 1,457.8 million, representing an increase of 4.5% from RMB 1,395.3 million in 2009. This was mainly due to (i) the increase in material consumption cost as a result of the commencement of operations of Guanghzhou-Xinyang, Guangzhou-Tongren and Shenzhen-Shanghai long-distance trains and upgrades of Guangzhou-Xi’an and Guangzhou-Wanzhou trains and (ii) the increase of electricity expenses as a result of the significant increase in the workload of our electric driven trains due to the adjustments of railway diagrams by the MOR in November 2009 and April 2010.

•	Utility and office expense. Our utility and office expense increased by 12.7% from RMB 111.8 million in 2009 to RMB 126.0 million in 2010. This was mainly due to the Company’s internal restructuring in 2010, when certain functions that were previously outsourced, including social security, were handled by the Company itself and therefore led to an increase in the relevant expenses in 2010.
     Other than the above increases, certain line items of our operating expenses decreased in 2010:

•	Social service expenses. Our social service expenses decreased by 61.2% from RMB 373.3 million in 2009 to RMB 144.8 million in 2010. This was primarily due to the fact that since January 1, 2010, we paid significantly less for the railway security services provided by railway security staff as a result of the reform of the railway security system. In addition, railway security fees were no longer accounted for as social services fees but as utility and office expense.
Profit from Operations
     Our profit from operations increased by 9.9% from RMB 1,920.3 million in 2009 to RMB 2,110.1 million in 2010 primarily due to the increase of our revenue, which exceeded the increase in our operating expenses.
Taxation
     The EIT Law took effect on January 1, 2008. According to the EIT Law, the preferential income tax rate of 15% that was previously applicable to companies incorporated in Shenzhen (like us) and other special economic zones is being gradually phased out in five years beginning from January 1, 2008. During the five years, the applicable tax rates will be 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. After such five-year period and effective from January 1, 2012, the tax rate applicable to us will be fixed at 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC (with limited exceptions).
     As we are registered and established in the Shenzhen Special Economic Zone, we were subject to income tax in 2010 at a rate of 22%, which was 3% lower than the standard income tax rate of 25% generally applicable to PRC companies. According to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 20%, 22% or 25%, depending on the location of incorporation. Our income tax expense was RMB 440.4 million in 2010, representing an effective tax rate of 22% and an increase of RMB 97.0 million compared to RMB 343.4 million in 2009. The increase was mainly due to the overall increase in our effective income tax rate.
Profit attributable to shareholders of the Company
     As a result of the above, our consolidated net profit increased by 10.7% from RMB 1,341.4 million in 2009 to RMB 1,484.9 million in 2010.
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
     Passenger transportation service. As of December 31, 2009, we operated 217 pairs of passenger trains daily, representing a decrease of 21.5 pairs from the number in operation as of December 31, 2008. There were 100 pairs of high-speed passenger trains between Guangzhou and Shenzhen, a decrease of 20 pairs compared to 2008, 13 pairs of Hong Kong Through Trains, and 105 pairs of long-distance passenger trains, a decrease of 1.5 pairs compared to 2008.
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
     The following table sets forth our revenue from passenger transportation and the number of passengers for the three years ended December 31, 2009:

	Year ended December 31,			Change in 2009 from
	2007	2008	2009	2008
Revenue from passenger transportation (RMB thousands)	5,833,538	6,759,229	7,195,717	6.5%
Total passengers (thousands)	73,053	83,825	81,838	(2.4%)
Total passenger-kilometers (millions)	26,278.2	27,923.7	27,233.1	(2.5%)
Revenue per passenger-kilometer (RMB)	0.22	0.24	0.26	8.3%
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
     From December 13, 2009, the national basic price for the freight transportation services was increased by RMB 0.007 per ton kilometer.
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
     Railway Operating Expenses. Our total railway operating expenses increased by 5.0% from RMB 9,162.3 million in 2008 to RMB 9,620.7 million in 2009. The following sets forth a breakdown of major changes by line item:
•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2009, our expenses relating to equipment leases and services amounted to RMB 2,974.8 million, representing an increase of 12.1% from RMB 2,653.2 million in 2008. This was mainly due to increased railway usage fees paid by us as result of (i) our takeover of the entire operation of Beijing-Kowloon Through Train since January 2009 and (ii) the change in the status of the Guangzhou-Xi’an trains from temporarily operated trains to regularly operated trains.

•	Depreciation. Our depreciation expenses of fixed assets increased by 6.8% from RMB 1,186.7 million in 2008 to RMB 1,267.9 million in 2009, mainly due to the increase in depreciation expenses relating to the CRHs and the Fourth Rail Line between Guangzhou and Shenzhen.

•	Labor and benefits. In 2009, our labor and benefits expenses amounted to RMB 2,277.1 million, representing an increase of 7.1% from RMB 2,125.4 million in 2008. The increase was mainly due to the increase in employees’ basic salaries, allowances and benefits.

•	Business tax. Our business tax in 2009 was RMB 267.0 million, representing an increase of 5.5% from RMB 253.0 million in 2008. The increase was mainly due to the increase in our operating revenue.
     Other than the above increases, certain line items of our operating expenses decreased in 2009:

•	Others. Our other railway operating expenses decreased by 13.8% from RMB 382.2 million in 2008 to RMB 329.6 million in 2009. This was mainly because we did not incur as severe weather conditions in the first quarter of 2009 as in the first quarter of 2008, and therefore did not spend the related operating costs.

•	Repair (excluding materials and supplies). Our repair expenses decreased by 12.2% from RMB 670.2 million in 2008 to RMB 588.3 million in 2009, primarily because we completed most of our previously planned repair work in 2008 and therefore managed to reduce repair expenses in 2009.

•	Utility and office expense. Our utility and office expense decreased by 7.9% from RMB 121.4 million in 2008 to RMB 111.8 million in 2009. This was mainly due to our efforts to control costs on administration and transportation in response to the recent global financial crisis and economic downturn.

•	Social service expenses. Our social service expenses decreased by 6.8% from RMB 400.5 million in 2008 to RMB 373.3 million in 2009. This was primarily because (i) we did not experience as severe weather conditions in the first quarter of 2009 as in the first quarter of 2008 and therefore incurred less expenses for implementing security measures and (ii) in 2009, we were no longer required to implement the security measures required by the PRC government for the Beijing 2008 Olympic Games.
Profit from Operations
     Our profit from operations increased by 14.5% from RMB 1,677.9 million in 2008 to RMB 1,920.3 million in 2009 primarily due to (i) an increase in our revenue from long-distance train services, (ii) an increase in revenue as a result of our implementation of the stop-at-all-stations operating model for Guangzhou-Shenzhen inter-city trains from May 1, 2009 and (iii) a decrease in our non-operating expenses due to the effective cost controls of our Company.
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
Profit attributable to shareholders of the Company
     As a result of the above, our consolidated net profit increased by 12.5% from RMB 1,193.7 million in 2008 to RMB 1,342.5 million in 2009.

Critical Accounting Policies and Estimates
     Our consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set out in Note 2 to our audited consolidated financial statements included elsewhere in this annual report. IFRS also requires us to exercise our judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4 to our audited consolidated financial statements included elsewhere in this annual report. Although these estimates are based on our best knowledge of current events and actions, actual results ultimately may differ from those estimates.
     In 2010, we have changed our accounting policies in respect of fixed assets and government grants to enhance the comparability of our financial statements with those of the other listed companies with similar backgrounds, as well as to eliminate the differences between our financial statements under IFRS and our financial statements under PRC GAAP. See Note 5 to our audited consolidated financial statements included elsewhere in this annual report.
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
Fixed assets
     The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at historical cost less depreciation and impairment loss. Historical cost represents expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by us from GRGC during the Restructuring, the revaluated amount in the Restructuring was deemed costs). We have early adopted the improved IFRS 1, “First-time Adoption of IFRS” beginning from January 1, 2010. With the improved IFRS 1, the revaluated amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time IFRS adoptors’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1, which allows existing IFRS preparers to retrospectively apply this rule. See Note 5 to our audited consolidated financial statements included elsewhere in this annual report.
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
Government grants
     Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and we will comply with all attached conditions.
     Government grants relating to costs are deferred and are recognized in the comprehensive income statement over the period necessary to match them with the costs that they are intended to compensate.
     Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the comprehensive income statement on a straight-line basis over the expected lives of the related assets. We changed the accounting policy in respect of government grants relating to property, plant and equipment from January 1, 2010. See Note 5 to our audited consolidated financial statements included elsewhere in this annual report.
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
     Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence to prove the following:
•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	we, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
(i)	adverse changes in the payment status of borrowers in the portfolio; and

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.
     The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the original effective interest rate.
Trade payables
     Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are recorded as non-current liabilities.
Goodwill
     Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of our share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on our balance sheet. Goodwill is tested for impairment annually or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
     Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units, identified according to operating segment, that are expected to benefit from the business combination in which the goodwill arose
Impairment of investment in subsidiaries, associates and non-financial assets
     Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
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

Current and deferred income tax
     The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated comprehensive income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
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
     Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
     Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
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

Critical Accounting Estimates and Assumptions
     We make estimates and assumptions concerning the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
Estimates of the depreciable lives of fixed assets
     The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by our Directors with reference to the historical usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of our Company to renew the land use right grants and the land use right lease on which these assets are located, and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.
     See “Item 5A. Operating Results—Critical Accounting Policies and Estimated—Fixed Assets” Note 2.5 to our consolidated financial statements included elsewhere in this annual report for the current estimated useful lives of fixed assets. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2010 would have been decreased/ increased by approximately RMB 18.7 million and RMB 22.9 million, respectively (2009: RMB 17.8 million and RMB 21,8 million, respectively).
     Estimated impairment of goodwill
     We test whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.8 to our consolidated financial statements included elsewhere in this annual report. The recoverable amounts of cash-generating units have been determined based on the higher of an asset’s fair value less costs to sell and value in use. These calculations require the use of estimates. See Note 10 to our consolidated financial statements included elsewhere in this annual report.
     Estimated impairment of non-financial assets (other than goodwill)
     In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgment, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

     Income taxes
     We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.
Item 5B. Liquidity and Capital Resources
     Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.
     We generated approximately RMB 3,331.5 million of net cash flow from operating activities in 2010. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.
     In 2010, other than operating expenses, our cash outflow mainly related to the following:
•	capital expenditures of approximately RMB 1,158.4 million, representing a decrease of 29.4% from RMB 1,639.7 million in 2009;

•	payment of dividends of approximately RMB 566.7 million; and

•	income tax expenses of approximately RMB 390.3 million.
     Our capital expenditures for 2010 consisted primarily of the following projects:
•	constructing the Buji passenger station;

•	upgrading and expanding the transportation equipment for the Shenzhen-Guangzhou-Pingshi Railway; and

•	upgrading the supporting facilities to improve the safety for railway transportation.
     Funds not required for immediate use are kept in short term investments and bank deposits. We had cash and cash equivalents of approximately RMB 2,659.1 million as of December 31, 2010.
     As of December 31, 2010, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

     In order to satisfy our operational needs, to supplement our working capital and to improve our debt structure, our Company issued RMB 3.5 billion 4.79% fixed rate notes due 2014, or the Notes, on December 16, 2009. The Notes were issued at face value and bear fixed interest at 4.79% per annum. As of December 31, 2010, we had unsecured notes payable of RMB 3,472.0 million in connection with our issuance of the Notes. As of December 31, 2010, we did not have any unutilized banking facilities.
Cash Flow
     Our net cash and cash equivalents in 2010 increased by approximately RMB 1,543.4 million from 2009. The table below sets forth certain items in our consolidated cash flow statements for 2008, 2009 and 2010, and the percentage change in these items from 2009 to 2010.

	Year ended December 31,			Change in 2010
	2008	2009	2010	from 2009
	(RMB thousands)
Net cash generated from operating activities	1,641,069	2,617,533	3,331,458	27.3%
Net cash used in investing activities	(2,915,785)	(2,096,154)	(1,188,763)	(43.3%)
Net cash used in financing activities	483,317	(966,680)	(599,288)	(38.0%)
Net (decrease)/increase in cash and cash equivalents	(791,399)	(445,301)	1,543,407	446.6%
     Our principal source of capital was revenue generated from operating activities. Our net cash inflow from operating activities increased from RMB 2,617.5 million in 2009 to RMB 3,331.5 million in 2010, representing an increase of RMB 714 million, mainly due to an increase in our operating profit.
     In 2010, our net cash used in investment activities decreased from RMB 2,096.2 million in 2009 to RMB 1,188.8 million, representing a decrease of RMB 907.4 million, mainly due to the decrease in payments relating to the purchase of CRHs and construction of fixed assets and construction-in-progress relating to the Fourth Rail Line.
     In 2010, our net cash used in financing activities decreased from RMB 966.7 million in 2009 to RMB 599.3 million, representing a decrease of RMB 367.4 million, mainly due to the fact that we did not repay any of our outstanding bank borrowings in 2010.
     In 2009, our net cash used in investment activities decreased from RMB 2,915.8 million in 2008 to RMB 2,096 million, representing a decrease of RMB 820 million, mainly due to the decrease in expenses in connection with the purchase of CRHs and the construction of certain fixed assets and construction-in-progress relating to the Fourth Rail Line. In 2009, our net cash used in financing activities was RMB 966.7 million, while our net cash generated from financing activities was RMB 483.3 million in 2008. The change in our cash flows from financing activities was primarily due to the less financing need for our railway constructions and the repayment of our outstanding long-term and short-term bank borrowings in 2009. In 2009, our expenses for the purchase of fixed assets and payments for construction-in-progress totalled RMB 1.639.7 million. In addition, we paid RMB 270.6 million for income taxes and approximately RMB 566.7 million for dividends in 2009.
     In 2008, the net cash inflow from our operations decreased from RMB 1,957.6 million in 2007 to RMB 1,641.1 million, representing a decrease of RMB 316.6 million, mainly due to the decrease in profit before tax when compared with that of 2007. The net cash inflows from operating activities, after making adjustments of the expenses that have no impact on cash flows in operating activities, were RMB 2,997 million. Most of the non-cash expenses were relating to depreciation and interest expenses on bank borrowings. In 2008, changes in receivables and payables arising from operating activities resulted in a decrease of approximately RMB 820 million in cash inflows, mainly due to the decrease in payables and the increase in receivables generated from our operating activities. Our net cash used in investing activities decreased by RMB 2,669.6 million from RMB 5,585.4 million in 2007 to RMB 2,915.8 million in 2008. The cash used in investing activities was mainly for the purchase of CRHs, payments for construction-in-progress and the prepayments for the purchase of fixed assets. In addition, our net cash generated from financing activities increased from RMB 128.3 million in 2007 to RMB 483.3 million in 2008, representing an increase of RMB 355.0 million. The cash generated from financing activities mainly consists of long-term and short-term bank borrowings incurred in the year.
     Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and temporary cash investments. In 2010, our expenses for the purchase of fixed assets and payments for construction-in-progress totalled RMB 1,158.4 million. In addition, we paid RMB 390.3 million for income taxes and approximately RMB 566.7 million for dividends.
     We believe we have sufficient financial resources to meet our operational and development requirements in 2011.
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
     At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2011. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2011.
     While the PRC government is in the progress of lessening restrictions on foreign investment, the opening up of domestic railway transportation will be gradual and we expect competition from foreign and domestic railway to be limited in the short term. However, China’s entry into the WTO may increase other Chinese coastal cities’ significance in trading. As a result, part of the freight currently transferred through ports in Hong Kong and Shenzhen may be diverted to other ports in the PRC, which could adversely affect our freight transportation business. In addition, as the PRC government lifts control over foreign investments, including allowing foreign participation in railway construction, our competitive position in our service region may be challenged by foreign strategic investment. Furthermore, the completion of the Guangzhou-Shenzhen-Hong Kong passenger line, which is under construction and is expected to commence operations around August 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations.
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
     In 2011, China’s economy is expected to grow at a comparable rate as in previous years. The reform and development of the national railway system will be accelerated. With the strengthening economic cooperation in the Pan Pearl River Delta and the further implementation of CEPA, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in our service territory and we will embrace favorable business environment and development opportunities. We believe that the overall transportation business will maintain a positive growth trend in 2011.
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

Item 5F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2010 for the periods indicated.

	Payment due by period
	(RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Long-Term Debt Obligations	4,163,710	167,650	335,300	3,660,760	—
Capital Expenditure Obligation	99,313	84,531	14,782	—	—
Operating Lease Obligations(1)	1,184,000	74,000	148,000	148,000	814,000
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS	269,180	71,794	127,513	69,557	315
Total	5,716,203	397,975	625,595	3,878,317	814,315

(1)	In connection with the Acquisition, we signed an agreement on November 15, 2004 with GRGC for leasing the land on which the acquired assets are located. The agreement became effective upon the completion of the Acquisition on January 1, 2007 and the lease term is 20 years, renewable at our discretion. According to the terms of the agreement, the rental for such lease will be agreed by both parties every year with a maximum amount not exceeding RMB 74.0 million. In the year ended December 31, 2010, the related rental cost paid and payable was RMB 52.4 million.
     Based on the current progress of our new projects, we estimate that our capital expenditures for 2011 will amount to approximately RMB 1.8 billion, which consists primarily of the following projects:
•	constructing the Buji passenger station;

•	constructing new ancillary facilities for the Guangzhou-Shenzhen Fourth Rail Line; and

•	upgrading the supporting facilities to improve the safety for railway transportation.
Item 5G. Safe Harbor
Safe Harbor
     See “Forward-Looking Statements.”
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Item 6A. Directors and Senior Management
Directors
     Our board of directors is composed of six non-independent directors and three independent directors. All of our directors were elected or re-elected at our annual shareholders’ general meeting held on June 2, 2011 by cumulative voting. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010.

     The table below sets forth the information relating to our directors as of June 2, 2011:

			Date First Elected or
Name	Age	Position	Appointed
Xu Xiaoming	55	Chairman of the Board of Directors	2010

Shen Yi	56	Director and General Manager	2008

Guo Zhuxue	44	Director	2010

Li Liang	50	Director	2009

Yu Zhiming	52	Director	2008

Luo Qing	46	Director	2009

Lu Minlin	57	Independent Director	2011

Liu Xueheng	37	Independent Director	2011

Liu Feiming	41	Independent Director	2011
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
     Shen Yi, age 56, joined our Company in October 2008 and is a Director and the General Manager of our Company. Mr. Shen graduated from the Northern Jiaotong University (currently known as Beijing Jiaotong University) with a bachelor’s degree in Transportation. Mr. Shen has over 30 years experience in railway transportation management in China. He previously was the general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company. Before joining our Company, he was the general manager of Shichang Railway Company Limited.
     Guo Zhuxue, age 44, joined our Company in June 2010 and is a director of our Company. Mr. Guo holds a bachelor’s degree and is a senior engineer. Mr. Guo has extensive experience in the operation and organization of railway transportation. Mr. Guo previously held various managerial positions with the Transport Bureau of the MOR. He has been acting as the Vice Chairman and general manager of GRGC since January 2008.
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
     Yu Zhiming, age 52, joined our Company in June 2008 and is a Director of our Company. He has a university qualification and a master’s degree in Engineering. He is a senior accountant with numerous years of experience in finance. He was the director of the finance sub-division of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau. From 2005 to 2006, he was the director of the finance division and capital settlement center of Wuhan Railway Bureau. He was a standing vice director of the capital settlement center of the MOR from September 2006 to April 2008. Mr. Yu has been the chief accountant of GRGC since April 2008.
     Luo Qing, age 46, joined our Company in June 2009 and is a Director of our Company. Mr. Luo graduated with a bachelor’s degree in Economic Management from the Correspondence Institute of the Party School of the Central Committee of the Chinese Communist Party. He has served in various positions including athlete, coach and secretary-general of Guangdong provincial sports team, trade union of Guangzhou Sub-bureau of Guangdong Railway Bureau, trade union of Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Locomotive Sports Association of GRGC. From April 2006 to November 2008, he was the chief of the organization division of the trade union of GRGC. He has been the chairman of trade union of our Company since November 2008.
     Lu Minlin, age 57, joined our Company in June 2011 and is an independent non-executive Director of our Company. Mr. Lu has served as a director and senior consultant for multinational financial and other corporations prior to joining our Company. He currently also serves as a non-executive Chairman of Luk Fook Holdings (International) Limited, a non-executive Director and Vice Chairman of Asian Capital Resources (Holdings) Limited and an independent non-executive Director of Shanghai Zendai Property Limited, all of which are companies listed on HKSE. Mr. Lu graduated from the University of Wisconsin-Madison, obtained an L.L.M. degree from the University of Hong Kong, a Doctor of Laws degree from California South University and a J.D. degree from Northwestern California University. Mr. Lu is a chartered accountant of the United Kingdom and Canada.
     Liu Xueheng, age 37, joined our Company in June 2011 and is an independent non-executive Director of our Company. Mr. Liu has served as a senior assistant manager of DBS Bank, Hong Kong from 2000 to 2002, an executive Director of Partners Capital International Limited from 2002 to 2006 and an executive Director of Vision Finance Group Limited since June 2006. Mr. Liu has been an executive Director of Beijing Properties (Holdings) Limited, a Hong Kong listed company, since January 2011. Mr. Liu obtained a master’s degree in Business Administration from Cambridge University.
     Liu Feiming, age 41, joined our Company in June 2011 and is an independent non-executive Director of our Company. She has served as Finance Manager of China Motion Telecom Group Limited from May 1996 to September 2002 and Vice President of China Motion Telecom International Limited from October 2002 to March 2004. She has been a Director and Vice President of Finance for Shangkai Group (Shenzhen) Limited Company since April 2004. Ms. Liu graduated from Anhui Industrial University with a bachelor’s degree in Management Engineering in 1994. Ms. Liu also obtained a master’s degree in Economics from Nankai University in July 1997 and a doctorate degree in International Economics from Nankai University in July 2007.
Supervisors
     The table below sets forth the information relating to our supervisors as of June 2, 2011:

			Date First Elected
Name	Age	Position	or Appointed
Xu Ling	55	Chairman of the supervisory committee	2010

			Date First Elected
Name	Age	Position	or Appointed
Chen Shaohong	44	Supervisor	2008

Li Zhiming	50	Supervisor	2005

Shen Jiancong	42	Supervisor	2011

Xu Huiliang	48	Supervisor	2010

Chen Jianping	44	Supervisor	2011
     Xu Ling, age 55, joined our Company in June 2010 and is the Chairman of the Supervisory Committee of our Company. Mr. Xu holds a bachelor’s degree. Mr. Xu started his career in the railway industry in 1977 and has more than 30 years’ experience in railway transportation management. He previously held various managerial positions with GRGC and Huaihua Railway Company. Mr. Xu has been a member of the senior management of GRGC since March 2010.
     Chen Shaohong, age 44, joined our Company in June 2008 and is a Supervisor of our Company. Mr. Chen graduated from South China Normal University and is an economist. From 2001, he was a deputy chief and also chief of the structural reform division of the corporate management office, deputy head of the corporate management office, and deputy chief and chief of the corporate and legal affairs division of GRGC. Since June 2008, he has served as the deputy chief economist of GRGC.
     Li Zhiming, age 50, joined our Company in May 2005 and is a Supervisor of our Company. Mr. Li graduated from the Party School of CPC, majoring in Economics and Management and is an accountant. Since 1981, Mr. Li has served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to March 2005, he served as the chief of the finance sub-division of Changsha Railway Company. Since April 2005, Mr. Li has been the head of the audit department of GRGC.
     Shen Jiancong, age 42, joined our Company in June 2011 and is a Supervisor of our Company. Mr. Shen graduated from Changsha Railway University, majoring in Air-conditioning and is an economist. Mr. Shen held various management positions at GRGC and our company, including secretary of the Chinese Youth League of a mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, deputy director and director of the Division of Personnel of GRGC, deputy director of the Division of Human Resources of GRGC, director of the Organization Department of the Party Committee of GRGC and party secretary and vice stationmaster of Shenzhen Station. He has been a director of the Division of Human Resources and director of the Organization Department of the Party Committee of GRGC since March 2011.
     Xu Huiliang, age 48, joined our Company in 1992 and is a Supervisor of our Company. Mr. Huang graduated from the Southwest Jiaotong University, majoring in Computer Science and Technology. Mr. Xu holds a master’s degree in engineering and is a senior engineer. Mr. Xu has extensive experience in working in the railway-related information and technology industry and has developed and completed numerous computer engineering projects. Mr. Xu was named as the “Expert entitled to Special Allowance from the State Council” in 2001. Mr. Xu has been the chief of the technology division of our Company since March 2009. Mr. Xu has been elected as a Supervisor by the employee representatives of our Company since June 2010.
     Chen Jianping, age 44, joined our Company in October 2007 and has been a Supervisor of our Company from June 2011. Mr. Chen graduated from Guangdong

Academy of Social Sciences, majored in Economic Management, and is a political engineer. Mr. Chen started to work in the railway industry from 1989, and worked for Guangzhou Railway No. 1 Middle School, Locomotive Athletic Association of GRGC, GRGC and our Company. He held various management positions at GRGC and our Company, including the office secretary of the trade union of GRGC, the director of the Logistic Department of our Company, the deputy secretary of the Communist Party Committee and concurrently the secretary of Committee for Disciplinary Inspection of the Passenger Transportation Business Unit of our Company, the deputy office manager of the General Office of our Company, and the chairman of the Trade Union of the Mechanized Line Center of GRGC. Mr. Chen has served as the section chief of the Guangzhou Passenger Transportation Division from July 2007.
Senior Management
     The table below sets forth information relating to our senior management as of June 2, 2011:

Name	Age	Position	Date First Elected or Appointed
Shen Yi	56	General Manager	2008
Mu Anyun	50	Deputy General Manager	2009
Guo Xiangdong	45	Deputy General Manager and Company Secretary	2004
Tang Xiangdong	41	Chief Accountant	2008
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
     Guo Xiangdong, age 44, is Deputy General Manager and Company Secretary. Mr. Guo graduated from Central China Normal University with a bachelor’s degree in Laws and a master’s degree in Business Administration. Mr. Guo is an economist. He joined our Company in 1991 and has served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of our Company since January 2004 and Deputy General Manager of our Company since December 2010.
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

• GRGC
• Guangdong Pearl Delta Inter-city Rail Transportation Company Limited
• Guangmeishan Railway Company Limited
• Guangdong Sanmao Railway Company Limited
• Shichang Railway Company Limited
• Yuehai Railway Company Limited
• Guangzhou-Zhuhai Railway Company Limited
• Hainan Donghuan Railway Company Limited
• Xiashen Railway (Guangdong) Company Limited
• Ganshao Railway Company Limited
• Hunan Inter-city Railway Company Limited
• Guangzhou Electric Locomotive Co., Ltd.
• China Railway (Hong Kong) Holdings Company Limited

Guo Zhuxue	Chairman of the Board of Directors of:

• Hukun Railway Passenger Line Hunan Company Limited

Vice Chairman of the Board of Directors and General Manager of

• GRGC

Shen Yi	Director of:

• Guangzhou Tiecheng Industrial Company Limited

Li Liang	Executive Deputy General Manager of:

• GRGC

Yu Zhiming	Chairman of the supervisory committee of:

• Yuehai Railway Company Limited
• Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangzhou-Zhuhai
• Guangzhou-Zhuhai Railway Company Limited
• Maozhan Railway Company Limited

Director of:

• Guangmeishan Railway Company Limited
• Guangdong Sanmao Railway Company Limited
• Shichang Railway Company Limited
• Hainan Donghuan Railway Company Limited
• Hukun Railway Passenger Line (Hunan) Company Limited
• Ganshao Railway Company Limited
• Guangdong Pearl Delta Inter-city Rail Transportation Company Limited
• China Railway Container Transportation Company Limited
• China Railway Special Goods Transportation Company Limited

Name	Position
Supervisor of:

• Guangzhou-Zhuhai Railway Company Limited

Chief Accountant of:

• GRGC

Xu Ling	Chairman of the supervisory committee of:

• Guangmeishan Railway Company Limited
• Guangdong Sanmao Railway Company Limited

Supervisor of:

• Guangzhou-Zhuhai Railway Company Limited

Chen Shaohong	Director of:

• Yuehai Railway Company Limited
• Guangmeishan Railway Company Limited
• Xiashen Railway Guangdong Company Limited
• Jinyue Railway Company Limited
• Sanmao Railway Enterprise Development Company Limited

Chairman of the supervisory committee of:

• Shichang Railway Company Limited
• Hukun Railway Passenger Line (Hunan) Company Limited

Supervisor of:

• Guangdong Sanmao Railway Company Limited
• Hunan Inter-city Railway Company Limited
• Guangdong Pearl River Delta Inter-city Railway Company Limited
• Hainan Donghuan Railway Company Limited
• GanShao Railway Company Limited
• China Railway Express Co., Ltd.

Li Zhiming	Chairman of the supervisory committee of:

• Beijing Xingguangji Company Limited
• Guangzhou Tiecheng Industrial Company Limited

Director of:

• Hong Kong Kai Man Limited

Supervisor of :

• Guangmeishan Railway Company Limited
• Guangdong Sanmao Railway Company Limited
• Guangdong Sanmao Railway Enterprise Development Company Limited
• Yuehai Railway Company Limited
• Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd.
• Xiashen Railway (Guangdong) Company Limited
• Hukun Railway Passenger Line (Hunan) Company Limited
• GanShao Railway Company Limited
• Guiyang-Guangzhou Railway Co., Ltd.

Name	Position
• Hunan - Guangzhou Railway Co., Ltd.
• JingYue Railway Company Limited

Tang Xiangdong	Supervisor of:

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
Item 6B. Board Compensation
Directors and Senior Management
     Total remuneration of our directors, supervisors and senior management members during 2010 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC, GEDC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees.
     The aggregate amount of cash remuneration paid by our Company in 2010 to all individuals who are our directors, supervisors and senior management members was approximately RMB 4.1 million, of which approximately RMB 3.7 million was paid to our non — independent directors and supervisors and approximately RMB 0.4 million was paid to the independent non-executive directors.
     The aggregate amount of cash remuneration we paid during the year ended December 31, 2010 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB 0.2 million.
Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital
     As of December 31, 2010, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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
Contracts Entered into by Our Directors and Supervisors
     None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2010 or at December 31, 2010 to which we or any of our subsidiaries was a party.
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
Supervisory Committee
     We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Xu Ling, Chen Shaohong, Li Zhiming, Shen Jiancong, Xu Huiliang and Chen Jianping. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 2, 2011. Mr. Xu Huiliang and Mr. Chen Jianping were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2010 and 2011, respectively. The term of these supervisors is 3 years. Our supervisory committee held four meetings during the year ended December 31, 2010, at which resolutions concerning identified key issues were passed and notified to our board of directors. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2010. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.
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
Audit Committee
     We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are: Mr. Lu Minlin (Chairman), Mr. Liu Xueheng and Ms. Liu Feiming. Mr. Lu, Mr. Liu and Ms. Liu are “independent directors” of our Company as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. The duties of the audit committee include:
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
Remuneration Committee
     We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Mr. Xu Xiaoming (Chairman), Mr. Shen Yi, Mr. Lu Minlin, Mr. Liu Xueheng and Ms. Liu Feiming. The remuneration committee will meet from time to time when required to consider remuneration-related matters of the Company.
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

Item 6D. Employees
     As of December 31, 2008, 2009 and 2010, we had approximately 33,779, 33, 170 and 32,179 employees, respectively. The decrease in the number of our employees in 2010 was due to the decrease in the number of long-distance trains we operated in 2010 as well as our efforts to control our operating expenses by admitting less new employees into our Company. The following chart sets forth the number of our employees by function as of December 31, 2010:

Function	Employees
Passenger transportation personnel (1)	8,863
Coordination personnel (2)	1,983
Freight transportation personnel (3)	1,497
Mechanical personnel (4)	4,080
Power and water supply personnel (5)	1,545
Vehicle personnel (6)	2,706
Maintenance personnel (7)	3,756
Power service personnel (8)	1,281
Transportation supporting personnel (9)	955
Diversified businesses and other supporting personnel(10)	391
Technical and administrative personnel (11)	4,107
Other personnel (12)	1,015
Total	32,179

(1)	Passenger transportation personnel mean those people that provide station boarding and train services.

(2)	Coordination personnel mean those people responsible for train coordination.

(3)	Freight transportation personnel mean those people responsible for organization of freight transportation.

(4)	Mechanical personnel mean those people responsible for train operation and overhaul.

(5)	Power and water supply personnel mean those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.

(6)	Vehicle personnel mean those people responsible for vehicle operation and overhaul.

(7)	Maintenance personnel mean those people responsible for station track and railroad switch maintenance.

(8)	Power service personnel mean those people responsible for signal equipment maintenance.

(9)	Transportation supporting personnel means the supporting personnel of trains, machinery, works, power and vehicle organizations.

(10)	Diversified businesses and other supporting personnel mean all personnel involved in diversified businesses.

(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.

(12)	Other personnel include all personnel who have been sick, studying or early-retired.
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
     We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2010, we paid approximately RMB 3,035.7 million in aggregate salaries and benefits to our employees.
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
     Details of our statutory welfare fund and retirement benefits are set out in Notes 26 and 29 to our audited consolidated financial statements included elsewhere in this annual report.
Item 6E. Share Ownership
     As of June 2, 2011, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.
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
Shareholding Structure of our Company
     Set out below is the current shareholding structure of our Company as of June 2, 2011:

	Types		Shareholding
Name of Shareholders	of Shares	Number of Shares Held	Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
Guangzhou Railway (Group)	A shares	2,629,451,300	37.1

	Types		Shareholding
Name of Shareholders	of Shares	Number of Shares Held	Percentage %
Company
National Social Security Fund Council(1)	A shares	274,798,700	3.9
Other Public Shareholders of A shares	A shares	2,747,987,000	38.8
Total		7,083,537,000	100.0

(1)	On September 22, 2009, in accordance with relevant PRC regulations on transferring a portion of state-owned shares to the National Social Security Fund Council, the state-owned assets supervision and administration authority ordered China Securities Depository and Clearing Co., Ltd. to transfer 274,798,700 state-owned shares held by GRGC to the National Social Security Fund Council, with an extended lock-up period of an additional three years following the expiry of the original three-year lock-up period.
     The following table sets forth information regarding ownership of our issued and outstanding capital stock as of June 2, 2011, including all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

			Percentage
			of Class of	Percent of Total
Title of Class	Identity of Person or Group	Amount Owned	Shares	Capital
Ordinary Shares (A shares)(1)	GRGC	2,629,451,300	46.5	37.1

(1)	A shares held by GRGC are no longer restricted from sales and redemption starting from December 22, 2009.
     The following table sets forth all persons who were known by us to beneficially own five percent or more of our issued and outstanding H shares as of May 27, 2011.

			Percentage of		Percentage of Total
Identity of Person or Group	Shares Owned		H Shares		Capital
FIL Limited	128,390,000	(L)(1)	8.97	(L)	1.81	(L)

Credit Suisse Group AG	99,727,189 97,615,189	(L)(1) (S)(1)	6.97 6.82	(L) (S)	1.41 1.38	(L) (S)

The Bank of New York Mellon Corporation	85,694,916 9,161,876	(L)(1) (S)(1)	5.99 0.64	(L) (S)	1.21 0.13	(L) (S)

Blackrock, Inc.	79,141,421 54,193,071	(L)(1) (P)(1)	5.53 3.79	(L) (P)	1.12 0.77	(L) (P)

Hillhouse Capital Management, Ltd.	73,802,000	(L)(1)	5.16	(L)	1.04	(L)

Gaoling Fund, L.P.	72,070,000	(L)(1)	5.04	(L)	1.02	(L)

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes lending pool.
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
     As of December 31, 2010, our principal related parties included:

Name of related parties	Relationship with us
Substantial shareholder and fellow subsidiaries
GRGC	Substantial shareholder
Yangcheng Railway Company	Subsidiary of GRGC
Guangmeishan Railway Company Limited	Subsidiary of GRGC
GEDC	Subsidiary of GRGC
Guangzhou Railway Material Supply Company	Subsidiary of GRGC
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of GRGC
Yuehai Railway Company Limited	Subsidiary of GRGC
Shichang Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway Station Service Center	Subsidiary of GRGC
Changsha Railway Construction Company Limited	Subsidiary of GRGC
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC
Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC
Yangcheng Construction Company of Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Yuetie Operational Development Company	Subsidiary of GRGC
Guangzhou Railway Real Estate Construction Company	Subsidiary of GRGC
Guangzhou Railway Rolling Stock Factory	Subsidiary of GRGC
Guangzhou Railway Group Foreign Economic & Trade Development Corporation	Subsidiary of GRGC
CYTS Guangdong Railway Shenzhen Co., Ltd. (“CYTS”)	Subsidiary of GRGC
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.	Subsidiary of GRGC
Guangzhou Railway Group Diversified Management Development Center	Subsidiary of GRGC

Associates of our Company
Guangzhou Tiecheng Enterprise Company Limited	Associate of our Company
Zengcheng Lihua Stock Company Limited	Associate of our Company
Shenzhen Guangshen Railway Civil Engineering Company	Associate of our Company
     Since the Restructuring carried out in 1996 in preparation for our initial public offering, certain transactions between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and GEDC, continued in the form of cross-provision of goods and services.
     We previously entered into comprehensive services agreements with each of GRGC, Yangcheng Railway Company and GEDC, all of which expired on December 31, 2010. As a result, we entered into the Framework Comprehensive Services Agreement with GRGC on October 27, 2010, or the Framework Agreement, which governs the mutual provision of services between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and GEDC. The Framework Agreement has a term of three years beginning from January 1, 2011 and was approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 21, 2010.
     According to the Framework Agreement, the principal goods and services provided by GRGC and some of its subsidiaries to our Company include the following:
•	production coordination, safety management and scheduling;

•	leasing of locomotives;

•	railway communications;

•	railway network services (including but not limited to passenger coordination, provision of water to trains, locomotive traction and electricity provision and ticket sale services;

•	passenger agency services;

•	maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and locomotive and train repair and maintenance services;

•	agency services for purchase of railway transportation related materials;

•	security services;

•	hygiene and epidemic prevention services;

•	property management, construction and maintenance services and leasing of properties; and

•	construction project management and supervision services.
     In addition, under the Framework Agreement, the principal goods and services provided by us to GRGC and some of its subsidiaries include railway network services, locomotive leasing and maintenance services, transportation agency services for passenger lines and other related services.
     The prices at which these goods and services are provided for us by GRGC and its subsidiaries are determined according to the following principles:
•	for production coordination, safety management and scheduling, the prices will be determined with reference to the unit cost (which is in turn calculated with reference to the total cost incurred by GRGC for the provision of the relevant services, divided by the total amount of services provided during certain period) and the actual volume of services provided by GRGC;

•	for leasing of locomotives, if MOR settlement method is available, the prices will be determined in accordance with the settlement price lists issued by the MOR. If MOR settlement method is not available, the prices will be determined in accordance with the settlement price lists agreed after arm’s length negotiations between the parties. Such prices shall not be higher than (i) those offered by the GRGC and its subsidiaries to the other GRGC subsidiaries, any enterprises invested by GRGC and any independent third party, or (ii) those offered by independent third parties in the market;
•	for railway communication services and railway network services, the prices will be determined based on the settlement method or pricing standards issued by the MOR;

•	for passenger agency services, the prices will comprise a service contract fee (which is determined with reference to the total cost incurred by GRGC and/or its subsidiaries for the provision of such passenger services and the workload incurred) and a portion of revenue from ticket sales on the trains, which are determined after arm’s length negotiations between the parties;

•	for maintenance services, the prices will be determined with reference to the costs incurred by the GRGC and/or its subsidiaries for the provision of such services plus a profit margin of 8% (if there is no MOR standard available for charging fees regarding track replacement and overhauling services or locomotive or train repair and maintenance services);

•	for agency services, the prices of the materials will not be higher than those offered by the GRGC and its subsidiaries to the other GRGC subsidiaries, any enterprises invested by GRGC and any independent third party, or those offered by independent third parties in the market; and the service fees shall not be (i) not more than 0.3% of the total purchase price in the case of the purchase of diesel; (ii) not more than 1% of total purchase price in the case of the purchase of steel tracks; and (iii) not more than 5% of the total purchase price in the case of other materials. Such service fees will be determined on an arm’s length basis by taking into account the historical transactions between the parties;

•	for security services, the service fees have been and will continue to be determined with reference to the actual costs incurred by GRGC and/or its subsidiaries for the provision of such services plus a profit margin of 8%;

•	for hygiene and epidemic prevention services, the prices will be calculated based on the kind of services provided and the relevant standard prices set by the relevant provincial government without any adjustments;

•	for property management, construction and maintenance services, the prices of most of such services will continue to be determined with reference to the actual costs incurred by GRGC and/or its subsidiaries for the provision of such services plus a profit margin of 8%. For leasing of properties, the rental shall not exceed the market price or an amount payable by any independent third parties to GRGC and/or its subsidiaries for the same properties; and

•	for construction project management and supervision services, the prices will be determined in accordance with the settlement method issued by the MOR.

     The prices at which these goods and services are provided by us for GRGC and its subsidiaries are determined according to the following principles:
•	for railway network services, the prices will be determined in accordance with the settlement method issued by the MOR; and

•	for transportation services other than railway network services, the prices will be determined in accordance with the following principles:
•	market price (if available);

•	if market price is not available, settlement method or pricing standards issued by the MOR; and

•	if neither market price nor MOR standard is available, the prices shall be determined between the parties based on arm’s length negotiations in each case.
     The profit margin of 8% as mentioned above was determined by the Company and GRGC after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province that suggests that the profit rate for the purpose of calculating enterprise’s business tax should be 10%; and (ii) the fact that such pricing policy is the same as the past pricing arrangement.
     The chart below sets forth the material transactions we undertook with related parties in 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
	(RMB thousands)

Provision of Services
Revenue collected by MOR for services provided to GRGC and its subsidiaries	(1,038,611)	(1,069,053)	(1,115,028)
Provision of repairing services for cargo trucks of GRGC and its subsidiaries	(148,322)	(220,000)	(191,369)
Provision of train transportation services to GRGC and its subsidiaries	(265,998)	(208,860)	(347,849)

Receipt of Services
Cost settled by MOR for services provided by GRGC and its subsidiaries	1,218,138	1,530,479	1,367,444
Train transportation services provided by GRGC and its subsidiaries	235,303	347,969	428,288
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway Company	440,602	369,257	144,750
Provision of construction services by GRGC and its subsidiaries	259,787	241,753	115,075
Provision of repair and maintenance services by GRGC and its subsidiaries	115,568	115,455	171,154
Provision of turnkey service by CYTS	15,280	—	—

	Year ended December 31,
	2008	2009	2010
	(RMB thousands)
Purchase
Purchase of materials and supplies from GRGC and its subsidiaries	398,230	631,149	431,988

Sales
Sales of materials and supplies to GRGC and its subsidiaries	—	2,520	17,827

Others
Operating lease rental paid to GRGC for the leasing of land use rights	50,000	51,200	52,400

     As of December 31, 2008, 2009 and 2010, we had the following material balances with our related parties:

	As of December 31,
	2008	2009	2010
	(RMB thousands)

Due from GRGC	155,034	113,195	299,400

— Trade receivables (1)	150,066	108,341	292,504
— Other receivables	4,968	4,854	6,896

Due to GRGC	(35,209)	(63,396)	(18,408)

— Trade payables (1)	(25,787)	(53,955)	(9,694)
— Other payables (3)	(9,442)	(9,441)	(8,714)

Due from subsidiaries of GRGC	16,815	28,733	33,629

— Trade receivables	15,354	13,126	26,682
Less: impairment provision	(4)	(113)	(19)
— Other receivables	1,465	15,720	6,966

Due to subsidiaries of GRGC	(302,206)	(230,260)	(158,522)

— Trade payables (2)	(198,843)	(174,054)	(135,999)
— Other payables (3)	(103,363)	(56,206)	(22,523)

Due from an associate	2,019	1,312	1,451

— Trade receivables	160	—	22
— Other receivables	14,171	13,624	13,741
Less: impairment provision (5)	(12,312)	(12,312)	(12,312)

Due to an associate	(25,118)	(9,534)	(6,991)

— Trade payables	—	(135)	—
— Other payables (4)	(25,118)	(9,399)	(6,991)

Prepayment for fixed assets and construction-in-progress	31,012	—	—

— GRGC and its subsidiaries	31,012	—	—

Payables for fixed assets and construction-in-progress	(125,487)	(101,316)	(96,328)

— GRGC and its subsidiaries	(95,498)	(101,316)	(77,423)
— Associates	(29,989)	—	(18,905)

(1)	The trade balances due from/to GRGC and subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(2)	The trade balances due to subsidiaries of GRGC mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between us and the related parties.

(3)	The non-trade balances due to subsidiaries of GRGC mainly represent the deposits of related parties maintained in the deposit-taking center of our Company.

(4)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(5)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
     As of December 31, 2010, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.
     Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2010. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2010 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.
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
     The chart below sets forth the material transactions our Company undertook with the MOR in 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
	(RMB thousands)

Recurring Transactions:
Income
Revenue collected from the MOR, including revenue collected by the MOR for services provided to GRGC and its subsidiaries
— Passenger transportation	6,196,596	6,542,333	7,569,570

	Year ended December 31,
	2008	2009	2010
	(RMB thousands)
— Freight transportation	841,240	752,561	835,216
— Railway network usage and services	2,738,425	3,105,654	3,115,911

Charges and Payments
Services charges allocated from the MOR, including cost settled by the MOR for services provided to GRGC and its subsidiaries	2,179,407	2,404,966	2,487,995
Operating lease rentals paid/payable to the MOR	176,880	162,651	178,917

     The service charges are determined based on a pricing scheme set by the MOR or by reference to market prices with guidance provided by the MOR.
     As of December 31, 2008, 2009 and 2010, we had the following material balances maintained with MOR:

	As of December 31,
	2008	2009	2010
	(RMB thousands)
Due from the MOR
— Trade receivables	53,048	273,300	24,805

Due to the MOR
— Trade payables	—	—	166,271

Item 7C. Interests of Experts and Counsel
     Not applicable
ITEM 8. FINANCIAL INFORMATION
Item 8A. Consolidated Statements and Other Financial Information
Item 8A.1 — Item 8.A.6:
     See pages F-1 to F-78 following ITEM 19.
Item 8A.7 Legal Proceedings
     As of December 31, 2010, our investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited, or Tiecheng, amounted to approximately RMB 84.1 million.
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

     On March 24, 2011, our Board of Directors proposed a final dividend distribution of RMB 0.09 per share to our shareholders for the year ended December 31, 2010. The final dividend payment was approved by our shareholders at our annual general meeting of shareholders held on June 2, 2011.
Item 8B. Significant Changes
     Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2010.

ITEM 9. THE OFFER AND LISTING
Item 9A. Offer and Listing Details
Price Range of our H shares and ADSs
     As of December 31, 2010 and May 27, 2011, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2010 and May 27, 2011, there were, respectively, 4,407,306 ADSs and 4,280,966 ADSs outstanding held by 176 and 177 registered holders.
     The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
2006	34.54	14.78	5.34	2.33
2007	45.22	27.11	6.91	4.40
2008	36.45	13.72	5.71	2.10
2009
January to March	20.10	13.83	3.09	2.23
April to June	25.52	17.58	3.92	2.66
July to September	25.28	20.05	3.93	3.13
October to December	23.00	19.46	3.49	3.00
2010
January to March	21.91	19.83	3.48	3.07
April to June	20.49	16.03	3.14	2.56
July to September	18.95	16.76	2.92	2.62
October to December	22.26	18.28	3.40	2.82
December	20.62	19.36	3.19	3.03
2011
January	20.98	19.94	3.30	3.12
February	20.87	18.78	3.25	2.92
March	19.77	18.03	3.07	2.80
April	20.39	19.00	3.19	2.98
May	21.38	19.87	3.37	3.08
     During the year ended December 31, 2010, we did not purchase, sell or redeem any of our H shares.
     In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.
Item 9B. Plan of Distribution
     Not applicable.

Item 9C. Markets
     Our H shares are listed on the HKSE under the stock code “00525” and American Depositary Shares representing our H shares are listed on the New York Stock Exchange under the stock code “GSH”. Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code “601333.”
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
     The total number of shares of our Company after the A Share Offering is 7,083,537,000.
     As of December 31, 2010, our issued share capital consisted of:

	Number	Percentage
Type of share capital	of shares	of shares
		(%)

Domestic tradable shares with restriction on sales (A shares)	274,798,700	3.88
Domestic tradable shares without restriction on sales (A shares)	5,377,438,300	75.91
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.00
Public Float
     As of June 2, 2011, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.
Pre-Emptive Rights
     There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.
Item 10B. Memorandum and Articles of Association
     Described below is a summary of the significant provisions of our Articles of Association as currently in effect. As this is a summary, it does not contain all the information that may be important to you. Our current Articles of Association took effect on June 25, 2009, the full text of which was filed as Exhibit 1.1 to our annual report on Form 20-F filed with the SEC on June 22, 2010.
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
•	cancellation of shares for capital reduction;

•	merging with another company that holds our shares;

•	paying shares to our employees as bonus; or

•	repurchasing, upon request, any shares held by any shareholder who is opposed to the Company’s resolution for merger or spin-off at a shareholders’ general meeting.
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
Item 10C. Material Contracts
     Except for the agreements we entered into in connection with the issuance of the Notes and the Framework Agreement we entered into with GRGC, as discussed in “Item 5B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions”, all other material contracts we entered into during the fiscal years of 2009 and 2010 were made in the ordinary course of business.
Item 10D. Exchange Controls
     The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of RMB into U.S. dollars in China currently must be based on the People’s Bank of China rate. The People’s Bank of China rate is set based on the previous day’s Chinese inter-bank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. As of May 2011 this change in policy has resulted in a more than 20% appreciation of the RMB against the U.S. dollar ever since July 2005.
     Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2010, due to the continuous appreciation of RMB against U.S. dollar and Hong Kong dollar, we incurred a foreign exchange loss of approximately RMB 2.4 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.
     We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2010, we maintained the equivalent of approximately RMB 104.1 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 of our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.
Item 10E. Taxation
PRC Taxation
Tax Basis of Assets
     As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.
Income Tax
     From January 1, 1994 to December 31, 2007, income tax payable by PRC domestic enterprises, including state owned enterprises and joint stock companies, had been governed by the PRC Enterprise Income Tax Provisional Regulations and its implementation measures, or EIT regulations, which provided for an income tax rate of 33%, unless a lower rate was provided by law or administrative regulations. Our Company was generally subject to tax at a rate of 33% pursuant to the EIT Regulations. However, as a result of our incorporation in the Shenzhen Special Economic Zone, our corporate income tax rate was reduced to 15%. Pursuant to an approval from the Shenzhen Local Tax Bureau dated November 12, 1997, our Company was also entitled to a 50% further reduction of income tax arising from our high-speed train services in 1997, 1998 and 1999. To the extent that our Company engaged in other businesses through its subsidiaries, those other companies were subject to corporate income tax rates of either 15% or 33% (applicable to places other than Shenzhen), depending mainly on their places of incorporation.
     The EIT Law took effect on January 1, 2008. According to the EIT Law and the Notice Regarding Implementation of the Preferential Enterprise Income Tax in the Transition Period issued by the State Council, the preferential income tax rate of 15% that was applicable to companies incorporated in Shenzhen and other special economic zones is being phased out in five years beginning on January 1, 2008, and after such five-year period, will be changed to 25%, i.e., the unified income tax rate applicable to almost all domestic companies in the PRC with minor exceptions. Within the five-year transitional period, the tax rates applicable to those companies which used to enjoy a preferential tax rate of 15% are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively.
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
     For An Enterprise. According to the EIT law and its implementing rules, and pursuant to the Notice on the Issues Regarding Withholding of the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H-share Holders Which Are Overseas Non-resident Enterprises issued by State Administration of Taxation, when a non-PRC-resident enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, or a non-PRC-resident enterprise with establishment or office in the PRC receives dividends from a company in the PRC, which dividends so received are not effectively connected with such establishment or office, the non-PRC-resident enterprise is normally subject to a PRC withholding tax of 10% under the EIT Law.

Capital Gains Tax
     For An Individual Investor. The Tax Notice provides that gains realized by foreign individual holders of H shares or ADSs will not be subject to income tax.
     For An Enterprise. Pursuant to the EIT law and its implementing rules, when a non-PRC-resident enterprise with no establishment or office in the PRC receives capital gains from its sale of H shares issued by PRC domestic companies, or a non-PRC-resident enterprise with establishment or office in the PRC receives capital gains from its sale of H shares issued by PRC domestic companies but such capital gains so received are not effectively connected with such establishment or office, the non-PRC-resident enterprise is subject to a 10% withholding tax on such capital gains.
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
     The Agreement Between the Government of the United States of America and the PRC Government for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, together with related protocols, referred to herein as the US-PRC tax treaty, currently limit the rate of PRC withholding tax upon dividends paid by our Company to a U.S. holder who is a United States resident for purposes of the US-PRC tax treaty to 10%. It is uncertain if the US-PRC tax treaty exempts from PRC tax the capital gains of a U.S. holder arising from the sale or disposition of H shares or ADSs. U.S. holders are advised to consult their tax advisors with respect to these matters.
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
Distributions on the H shares or ADSs
     The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, for taxable years beginning prior to January 1, 2013, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:
•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States, but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year the dividend is paid or the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC (and were not a PFIC for our prior taxable year) and we are considered eligible for the benefits of the US-PRC tax treaty. Our status as a qualified foreign corporation, however, may change.
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
     Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the US-PRC tax treaty, may be creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).
Sale, Exchange or Other Disposition
     Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates where the H shares or ADSs have been held more than one year. Your ability to deduct capital losses is subject to limitations.
     If any PRC tax is withheld from your gain on a disposition of H shares or ADSs, such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that PRC tax is withheld, a U.S. holder that is eligible for the benefits of the US-PRC tax treaty may be able to treat the gain as foreign source income for foreign tax credit limitation purposes.
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
     We believe that we were not a PFIC for our taxable years ended December 31, 2010 and we will not be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.
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
Backup Withholding and Information Reporting
     In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you
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
     Certain U.S. holders who are individuals that hold certain foreign financial assets (which may include the H shares or ADSs) are required to report information relating to such assets, subject to certain exceptions. You should consult your own tax advisors regarding the effect, if any, of these requirements on your ownership and disposition of the H shares or ADSs.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     The following paragraphs describe the various market risks to which we were exposed as of December 31, 2009 and 2010.
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
     The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2009 and 2010 are set forth below.

	Currency	As of December 31,
Monetary assets and liabilities	denomination	2009	2010
		(RMB thousands)
Current assets
Cash and cash equivalents	USD	455	322
Cash and cash equivalents	HKD	66,801	103,221
Other receivables	HKD	994	549
Trade payables	USD	(939)	—
     We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.
     We incurred a foreign exchange loss of RMB 2.4 million for the year ended December 31, 2010. As of December 31, 2010, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB 104.1 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB 5.2 million in these balances.
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

Interest Rate Risks
     As of December 31, 2010, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Our interest rate risk arises mainly from the bonds payable in connection with our issuance in December 2009 of RMB 3.5 billion 4.79% fixed rate notes due 2014, which were issued at a fixed interest rate and exposed us to fair value interest rate risk.
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
     We monitor our liquidity reserves (comprises undrawn borrowing facilities and cash and cash equivalents on the basis of expected cash flows) on a regular basis. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report, which analyzes our Company’s financial liabilities into relevant maturity groups based on the remaining periods at the date of the balance sheet to the contractual maturity date.
     Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2010, at present and in our normal course of business, we are not subject to any other material market-related risks.

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
Fees Payable by ADS holders
     The Depositary may charge each person, US$ 5.00 for each 100 ADSs (or portion thereof) for ADRs issued, delivered, reduced, cancelled or surrendered, as the case may be.
     The following additional charges may be incurred by holders of our ADSs:
•	a fee of US$ 1.50 per ADR for transfers of ADRs;

•	a fee of US$ 0.02 or less per ADS for any cash distribution made, or the cash distribution fee;

•	a fee of US$ 5.00 for each 100 ADSs (or portion thereof) for any security distribution;

•	an administration fee of US$ 0.02 per ADS per calendar year (or portion thereof), provided, however, that the aggregate amount of such administration fee and the cash distribution fee shall not exceed US$ 0.02 per ADS in any calendar year;

•	reimbursement of fees and expenses incurred by the depositary and/or its agents in connection with the servicing and delivery of our H shares and compliance with applicable laws;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of the ADS holders;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currencies into U.S. dollars.
     We will pay all other charges and expenses of the depositary and its agents (except the custodian) pursuant to the agreements between us and the depositary. The fees described above may be amended from time to time.
Payments Received by Foreign Private Issuer
     The depositary has agreed to reimburse certain expenses incurred by us in connection with our ADR program. The depositary reimbursed us, or waived its fees and expenses, of approximately US$ 97,500 for the year ended December 31, 2010.
Direct Payments
     The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2010:

Category of Expenses	Amount (US$)
Investor relations	26,900
Broker reimbursements	32,600
NYSE listing fee	38,000
Total	97,500

Indirect Payments
     The depositary has also agreed to waive certain fees for standard costs associated with the administration of our ADS program. The table below sets forth those expenses that the depositary waived in the year ended December 31, 2010:

Category of Expenses	Amount (US$)
Fees waived	300,000.00

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2010. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.
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
     For the year ended December 31, 2010, under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2010.
     The effectiveness of our Company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our board of directors has determined that Mr. Lu Minlin is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Lu Minlin and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual.
ITEM 16B. CODE OF ETHICS
     We have adopted a code of ethics that applies to our Chairman, General Manager, Company Secretary, Chief Accountant and other senior officers, or the Code of Ethics for Senior Management, on April 20, 2004. On April 23, 2008, we amended the Code of Ethics for Senior Management pursuant to Section 404 of the Sarbanes-Oxley Act. On April 29, 2009, we further amended the Code of Ethics for Senior Management in order to further strengthen our corporate governance, regulate the acts of our executive officers and ensure the better performance of duties by our executive officers. According to the amended Code of Ethics for Senior Management, each of our senior officers is required to sign a certificate for the compliance with the Code of Ethics for Senior Management at his/her initial or subsequent election or engagement, and to submit an annual certificate with respect to his/her compliance with the Code of Ethics for Senior Management. A copy of this amended Code of Ethics for Senior Management is filed as Exhibit 11.1 to our annual report on Form 20-F filed with the SEC on June 25, 2009.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our auditor for 2011 have been approved at the annual general meeting of our shareholders held on June 2, 2011.

     PwC was our auditor for 2010, 2009 and 2008.
     The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2009 and 2010.

	2009	2010
	(RMB millions)
Audit Fees	9.6	8.68
Audit-related Fees (3)	0.15	—
Tax Fees	—	—
All Other Fees	—	—

Total	9.75	8.68

Notes:

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.

2.	As of December 31, 2010, there did not exist any amount that became payable but remained outstanding.

3.	PwC provided a consent letter for making reference to the auditor’s report on our consolidated financial statements for the year ended December 31, 2008 in the offering circular relating to our issuance of the Notes in December 2009.
     All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     During the year ended December 31, 2010, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.
ITEM 16F. CHANGE IN OUR CERTIFYING ACCOUNTANT
     Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
     Under the NYSE’s corporate governance listing standards, we are required to disclose any significant ways in which our governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. There are no significant differences in our corporate governance practices compared to those followed by a U.S. domestic company under the NYSE listing standards, except for the following:
•	we do not have the majority of our board of directors comprised of independent directors as defined under Section 303A.02 of the NYSE Manual;

•	we do not have a nominating committee or a corporate governance committee similar to that required for U.S. domestic companies;

•	we do not have a compensation committee wholly made up of independent directors. Our remuneration committee currently consists both executive directors and independent non-executive directors with the independent non-executive directors making up the majority of such committee;

•	instead of having formal corporate governance guidelines similar to those required for U.S. domestic companies, we have, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Working Ordinance for the supervisory committee, the Working Ordinance for the General Manager, the Capital Management Measures, the Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (i) director qualification standards and responsibilities; (ii) key board committee responsibilities; (iii) director access to management and, as necessary and appropriate, independent advisors; (iv) director compensation; (v) management succession and (vi) director orientation and continuing education;

•	as a company listed on the HKSE, we are required to comply with applicable corporate governance and other related requirements of the HKSE Listing Rules, including the Corporate Governance Code, unless an exemption is available; and

•	we have not adopted a set of formal code of business conduct and ethics for our directors, officers and employees similar to that required for U.S. domestic companies. We have implemented code of business conduct and ethics for senior management, including our General Manager, Deputy General Manager, Chief Accountant and Company Secretary. In addition, our directors are required to comply with the Model Code for Securities Transactions by Directors of Listed Companies set out in the HKSE Listing Rules, which sets out standards with which directors are required to comply with respect to transactions involving our securities.

PART III
ITEM 17. FINANCIAL STATEMENTS
     We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.
ITEM 18. FINANCIAL STATEMENTS
     See pages F-1 to F-78 following ITEM 19.
ITEM 19. EXHIBITS
(a)	See pages F-1 to F-78 following this item.

(b)	Index of Exhibits
     Documents filed as exhibits to this annual report:

Exhibit
Number	Description
1.1	Amended and Restated Articles of Association*****

2.1	Form of Amendment No. 1 to Deposit Agreement*

2.2	Form of American Depositary Receipt*

4.1	Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company**

4.2	Master comprehensive services agreements dated November 5, 2007 between Guangshen Railway Company Limited and each of GRGC, GEDC and Yangcheng Railway Company***

4.3	English summary of certain material terms of the RMB 3.5 billion of 4.79% fixed rate notes due 2014*****

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2010

11.1	Code of Ethics for the Senior Management as amended on April 29, 2009****

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Registrant’s Form F-6EF filed with the SEC on April 24, 2009.

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.

***	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2008.

****	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.

*****	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 22, 2010.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
GUANGSHEN RAILWAY COMPANY LIMITED

Date: June 2, 2011	By:	/s/ Xu Xiaoming
Xu Xiaoming
Chairman of the Board of Directors

PricewaterhouseCoopers 22/F, Prince’s Building Central, Hong Kong Telephone (852) 2289 8888 Facsimile (852) 2810 9888 www.pwchk.com
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Guangshen Railway Company Limited
In our opinion, the accompanying consolidated balance sheets and the related consolidated comprehensive income statements, consolidated cash flow statements and the consolidated statements of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) at January 1, 2009 and December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report On Internal Control over Financial Reporting in Item 15 appearing on pages 101 and 102 of the 2010 Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As disclosed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for fixed assets and government grants effective January 1, 2010.

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
PricewaterhouseCoopers
Hong Kong
June 2, 2011

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS AT JANUARY 1, 2009 AND DECEMBER 31, 2009 AND 2010
(Amounts in thousands)

				January 1,	December 31,
				2009	2009
				RMB	RMB
				Restated	Restated	2010	2010
	Note			(Note 5)	(Note 5)	RMB	US$*
ASSETS
Non-current assets
Fixed assets		7		24,922,566	25,036,329	24,466,130	3,706,989
Construction-in-progress		8		504,775	662,183	752,862	114,070
Prepayment for fixed assets and construction-in-progress				151,972	60,134	21,650	3,280
Leasehold land payments		9		592,368	576,379	560,391	84,908
Goodwill		10		281,255	281,255	281,255	42,614
Investments in associates		12		120,705	119,547	120,661	18,282
Deferred tax assets		13		103,097	97,307	112,621	17,064
Deferred employee costs		14		99,614	79,736	5,964	904
Available-for-sale investments		17		48,326	53,826	53,826	8,155
Long-term receivable		18		48,136	44,229	35,122	5,322

				26,872,814	27,010,925	26,410,482	4,001,588

Current assets
Materials and supplies		19		201,923	231,110	255,079	38,648
Trade receivables		20		272,051	483,218	592,819	89,821
Prepayments and other receivables		21		96,865	72,343	78,564	11,904
Short-term deposits				7,300	514,000	608,500	92,197
Cash and cash equivalents		36	(c)	1,560,952	1,115,651	2,659,058	402,888

				2,139,091	2,416,322	4,194,020	635,458

Total assets				29,011,905	29,427,247	30,604,502	4,637,046

Equity
Capital and reserves attributable to the Company’s equity holders
Share capital		22		7,083,537	7,083,537	7,083,537	1,073,263
Share premium				11,564,501	11,564,581	11,564,581	1,752,209
Other reserves		23		1,797,229	1,932,131	2,087,957	316,357
Retained earnings				2,027,524	2,668,389	3,431,942	519,991

- Proposed final dividend				566,683	566,683	637,518	96,594

				22,472,791	23,248,638	24,168,017	3,661,820

Non-controlling interests				55,948	55,717	54,559	8,267

Total equity				22,528,739	23,304,355	24,222,576	3,670,087

Liabilities
Non-current liabilities
Borrowings		25		3,390,000	—	—	—
Deferred income related to government grants		24		100,495	97,120	95,093	14,408
Bonds payable		26		—	3,465,801	3,471,994	526,060
Employee benefits obligations		27		237,422	174,767	197,386	29,907

				3,727,917	3,737,688	3,764,473	570,375

Current liabilities
Trade payables		28		640,856	791,355	1,174,644	177,976
Payables for fixed assets and construction-in-progress				764,609	674,652	477,806	72,395
Dividends payable				47	45	54	8
Income tax payable				48,977	116,036	181,465	27,495
Accruals and other payables		29		790,760	803,116	783,484	118,710
Borrowings		25		510,000	—	—

				2,755,249	2,385,204	2,617,453	396,584

Total liabilities				6,483,166	6,122,892	6,381,926	966,959

Total equity and liabilities				29,011,905	29,427,247	30,604,502	4,637,046

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.60, the certified exchange rates for December 30, 2010 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2010 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share and per ADS data)

			Years ended December 31,
			2008	2009
			RMB	RMB
			Restated	Restated	2010	2010
	Note		(Note 5)	(Note 5)	RMB	US$*
Revenue from Railroad Businesses
Passengers			6,759,229	7,195,717	8,104,126	1,227,898
Freight			1,324,701	1,210,118	1,360,822	206,185
Railway network usage and services			2,738,425	3,105,654	3,115,911	472,108

			10,822,355	11,511,489	12,580,859	1,906,191
Revenue from other businesses			866,300	874,268	903,589	136,907

Total revenue			11,688,655	12,385,757	13,484,448	2,043,098

Operating expenses
Railroad businesses
Business tax			(253,001)	(266,951)	(312,265)	(47,313)
Labour and benefits	30		(2,125,376)	(2,277,057)	(2,662,299)	(403,379)
Equipment leases and services			(2,653,188)	(2,974,805)	(3,235,868)	(490,283)
Land use right leases	38	(b)	(50,000)	(51,200)	(52,400)	(7,939)
Materials and supplies			(1,345,651)	(1,395,333)	(1,457,769)	(220,874)
Repair and facilities maintenance costs, excluding materials and supplies			(670,209)	(588,331)	(828,438)	(125,521)
Depreciation of fixed assets			(1,186,693)	(1,267,907)	(1,325,032)	(200,762)
Amortization of leasehold land payments			(15,001)	(15,001)	(15,001)	(2,273)
Social services charges			(400,546)	(373,321)	(144,750)	(21,932)
Utility and office expenses			(121,436)	(111,816)	(125,989)	(19,089)
Others			(382,246)	(329,556)	(321,685)	(48,740)

			(9,203,347)	(9,651,278)	(10,481,496)	(1,588,105)

Other businesses
Business tax			(20,846)	(24,671)	(26,359)	(3,994)
Labour and benefits	30		(312,333)	(347,842)	(373,420)	(56,579)
Materials and supplies			(387,651)	(318,123)	(334,501)	(50,682)
Depreciation of fixed assets			(26,418)	(24,783)	(24,178)	(3,663)
Amortization of leasehold land payments			(602)	(988)	(987)	(150)
Utility and office expenses			(81,227)	(80,960)	(86,329)	(13,080)

			(829,077)	(797,367)	(845,774)	(128,148)

Total operating expenses			(10,032,424)	(10,448,645)	(11,327,270)	(1,716,253)
Other income / (expense), net	31		21,624	(16,808)	(47,060)	(7,130)

Profit from operations			1,677,855	1,920,304	2,110,118	319,715
Finance costs	32		(213,469)	(236,287)	(186,172)	(28,208)
Share of results of associates	12		128	773	1,361	206

Profit before income tax			1,464,514	1,684,790	1,925,307	291,713
Income tax expense	33		(270,607)	(343,403)	(440,389)	(66,725)

Profit for the year			1,193,907	1,341,387	1,484,918	224,988

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands, except per share and per ADS data)

		Years ended December 31,
		2008	2009
		RMB	RMB
		Restated	Restated	2010	2010
	Note	(Note 5)	(Note 5)	RMB	US$*
Profit for the year		1,193,907	1,341,387	1,484,918		224,988

Other comprehensive income, net of tax		—	—	—		—

Total comprehensive income for the year, net of tax		1,193,907	1,341,387	1,484,918		224,988

Profit attributable to:
Equity holders of the Company		1,193,668	1,342,450	1,486,062		225,161
Non-controlling interests		239	(1,063)	(1,144)		(173)

		1,193,907	1,341,387	1,484,918		224,988

Total comprehensive income attributable to:
Equity holders of the Company		1,193,668	1,342,450	1,486,062		225,161
Non-controlling interests		239	(1,063)	(1,144)		(173)

		1,193,907	1,341,387	1,484,918		224,988

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	34	RMB0.17	RMB0.19	RMB0.21	US$	0.03

Earnings per equivalent ADS
- Basic and diluted		RMB8.43	RMB9.48	RMB10.49	US$	1.59

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.60, the certified exchange rates for December 30, 2010 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2010 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands)

			Year ended December 31,
			2008	2009	2010	2010
	Note		RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	36	(a)	2,173,685	3,108,375	3,889,382	589,300
Interest paid			(221,488)	(220,288)	(167,650)	(25,402)
Income tax paid			(311,128)	(270,554)	(390,274)	(59,132)

Net cash generated from operating activities			1,641,069	2,617,533	3,331,458	504,766

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets, net of related payables			(2,947,804)	(1,639,674)	(1,158,399)	(175,515)
Proceeds from sales of fixed assets	36	(b)	11,358	28,349	31,156	4,721
Interest received			24,321	24,440	29,127	4,413
Addition on available-for-sale investments			—	(7,500)	—	—
Increase in short-term deposits with maturities more than three months, net			(7,300)	(506,700)	(94,500)	(14,318)
Dividends received			4,475	4,931	3,853	583
Disposal of subsidiaries, net of cash received			(835)	—	—	—

Net cash used in investing activities			(2,915,785)	(2,096,154)	(1,188,763)	(180,116)

Cash flows from financing activities:
Proceeds from borrowings			1,050,000	—	—	—
Proceeds from bonds issuance			—	3,499,093	—	—
Repayments of borrowings			—	(3,900,000)	—	—
Addition from non-controlling interests			—	1,000	—	—
Dividends paid to non-controlling interests’ shareholders			—	(88)	(5)	(1)
Payments for management fee of bond payables			—	—	(32,600)	(4,939)
Dividends paid to the Company’s shareholders			(566,683)	(566,685)	(566,683)	(85,861)

Net cash generated from / (used in) financing activities			483,317	(966,680)	(599,288)	(90,801)

Net (decrease)/increase in cash and cash equivalents			(791,399)	(445,301)	1,543,407	233,849

Cash and cash equivalents, at beginning of year			2,352,351	1,560,952	1,115,651	169,038

Cash and cash equivalents, at end of year	36	(c)	1,560,952	1,115,651	2,659,058	402,887

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.60, the certified exchange rates for December 30, 2010 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2010 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in thousands)

	Attributable to equity holders
			Statutory	Discretionary
	Share	Share	surplus	surplus	Retained	Non-
	capital	premium	reserve	reserve	earnings	controlling	Total
	RMB	RMB	RMB	RMB	RMB	interests	equity
	(Note 22)	(Restated)	(Note 23)	(Note 23)	(Restated)	RMB	RMB
Balance at January 1, 2008 restated	7,083,537	11,564,501	1,405,695	346,034	1,446,039	55,709	21,901,515

Original reported	7,083,537	10,294,490	1,405,695	346,034	1,996,005	55,709	21,181,470
Effect of changes in accounting policy (Note 5)	—	1,270,011	—	—	(549,966)	—	720,045

Total comprehensive income, restated	—	—	—	—	1,193,668	239	1,193,907

Original reported	—	—	—	—	1,224,129	239	1,224,368
Effect of changes in accounting policy (Note 5)	—	—	—	—	(30,461)	—	(30,461)

Appropriations from retained earnings (Note 23)	—	—	121,444	—	(121,444)	—	—
Reversal of appropriations (Note 23)	—	—	(33,969)	(41,975)	75,944	—	—
Dividends relating to 2007	—	—	—	—	(566,683)	—	(566,683)

Balance at December 31, 2008, restated	7,083,537	11,564,501	1,493,170	304,059	2,027,524	55,948	22,528,739

Original reported	7,083,537	10,294,490	1,493,170	304,059	2,607,951	55,948	21,839,155
Effect of changes in accounting policy (Note 5)	—	1,270,011	—	—	(580,427)	—	689,584

Balance at January 1, 2009, restated	7,083,537	11,564,501	1,493,170	304,059	2,027,524	55,948	22,528,739

Original reported	7,083,537	10,294,490	1,493,170	304,059	2,607,951	55,948	21,839,155
Effect of changes in accounting policy (Note 5)	—	1,270,011	—	—	(580,427)	—	689,584

Total comprehensive income, restated	—	—	—	—	1,342,450	(1,063)	1,341,387

Original reported	—	—	—	—	1,364,521	(1,063)	1,363,458
Effect of changes in accounting policy (Note 5)	—	—	—	—	(22,071)	—	(22,071)

Appropriations from retained earnings (Note 23)	—	—	134,902	—	(134,902)	—	—
Dividends relating to 2008	—	—	—	—	(566,683)	(88)	(566,771)
Addition from non-controlling interests	—	80	—	—	—	920	1,000

Balance at December 31, 2009, restated	7,083,537	11,564,581	1,628,072	304,059	2,668,389	55,717	23,304,355

Original reported	7,083,537	10,294,570	1,628,072	304,059	3,270,887	55,717	22,636,842
Effect of changes in accounting policy (Note 5)	—	1,270,011	—	—	(602,498)	—	667,513

Balance at January 1, 2010	7,083,537	11,564,581	1,628,072	304,059	2,668,389	55,717	23,304,355
Total comprehensive income	—	—	—	—	1,486,062	(1,144)	1,484,918
Appropriations from retained earnings (Note 23)	—	—	155,826	—	(155,826)	—	—
Dividends relating to 2009	—	—	—	—	(566,683)	(14)	(566,697)

Balance at December 31, 2010	7,083,537	11,564,581	1,783,898	304,059	3,431,942	54,559	24,222,576

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.60, the certified exchange rates for December 30, 2010 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2010 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
1.	GENERAL INFORMATION

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

The principal activities of the Group are the provision of passenger and freight transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire until 2056.

As at December 31, 2010, the Company had in total approximately 32,179 employees, representing a decrease of 991 as compared with that of December 31, 2009.

The financial statements were authorized for issue by the board of directors of the Company on June 2, 2011.

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention.

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

(a)	New and amended standards early adopted by the Group
•	Third improvements to International Financial Reporting Standards (2010) were issued in May 2010, by IASB. All improvements are effective in the financial year of 2011. The Group early adopted the improved IFRS 1, ‘First-time Adoption of IFRS’ from January 1, 2010. With the improved IFRS 1, the revalued amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time adoptors’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1 that existing IFRS preparers may also be able to retrospectively apply this. The impact of early adoption of the improved IFRS 1 is summarised in Note 5.
(b)	Standards, amendments and interpretations to existing standards effective in 2010 and relevant to the Group:
•	IAS 17 (amendment), ‘Leases’, deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee. Prior to the amendment, land interest which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under “Leasehold land payments”, and amortized over the lease term.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(b)	Standards, amendments and interpretations to existing standards effective in 2010 and relevant to the Group: (continued):
IAS 17 (amendment) has been applied retrospectively for annual periods beginning January 1, 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired land use rights as at January 1, 2010 on the basis of information existing at the inception of those leases. The Group has concluded that the classification of such land use rights as operating leases remains appropriate as the leases do not transfer substantially all the risks and rewards incidental to ownership of the land use rights to the Group.
(c)	Standards, amendments and interpretations to existing standards effective in 2010 but not relevant to the Group:
•	IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. This is not currently applicable to the Group, as it has no such transactions.

•	IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. IAS 27 (revised) has had no impact on the current period, as there have been no transactions with non-controlling interests.

•	IFRIC-Int 17, ‘Distributions of non-cash assets to owners’ is effective for annual periods beginning on or after July 1, 2009. This is not currently applicable to the Group, as it has not made any non-cash distributions.

•	IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after July 1, 2009. This is not currently applicable to the Group, as there is no such transaction during the period.

•	‘An additional exemption for first-time adopters’ (Amendment to IFRS 1) is effective for annual periods beginning on or after January 1, 2010. That is not relevant to the Group, as it is an existing IFRS preparer.

•	IAS 39 (Amendment), ‘Eligible hedged items’ is effective for annual period on or after July 1, 2009. That is not currently applicable to the Group, as it has no hedging.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(c)	Standards, amendments and interpretations to existing standards effective in 2010 but not relevant to the Group (continued):
•	IFRS 2 (Amendment), ‘Group cash-settled share-based payment transaction’ is effective for annual periods beginning on or after January 1, 2010. This is not currently applicable to the Group, as it has no such share-based payment transactions.

•	First improvements to International Financial Reporting Standards (2008) were issued in May 2008 by the IASB. The improvement related to IFRS 5 “Non-current assets held for sale and discontinued operations” is effective for annual period on or after July 1, 2009.

•	Second improvements to International Financial Reporting Standards (2009) were issued in April 2009 by IASB. All improvements are effective in the financial year of 2010.
(d)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning January 1, 2010 and have not been early adopted:
•	IFRS 9, ‘Financial instruments’ addresses the classification and measurement of financial assets and is likely to affect the Group’s accounting for its financial assets. IFRS 9 was further updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. The standard is not applicable until January 1, 2013 but is available for early adoption.

•	Amendment to IFRS 7, ‘Disclosures — Transfers of Financial Assets’ is issued in October 2010 which requires additional disclosures for risk exposures arising from transferred financial assets. The amendments aim at helping users of financial statements to evaluate the ongoing risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and promoting transparency in the reporting of transfer transactions, particularly those involving securitisation of financial assets. The amendments will apply from annual periods beginning on or after July 1, 2011. Earlier application is permitted.

•	IAS 24 (Revised) ‘Related party disclosures’ supersedes IAS 24 ‘Related party disclosures’ issued in 2003. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The revised IAS 24 is required to be applied from January 1, 2011. Earlier application, in whole or in party, is permitted. The Group will apply the new revised IAS 24 from January 1, 2011.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(d)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning January 1, 2010 and have not been early adopted (continued):
•	Under ‘Classification of rights issues’ (Amendment to IAS 32), for rights issues offered for a fixed amount of foreign currency, current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all the entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment should be applied for annual periods beginning on or after February 1, 2010. Earlier application is permitted.

•	Amendments to IFRIC Int-14 ‘Prepayments of a minimum funding requirement’ correct an unintended consequence of IFRIC Int-14, ‘IAS — The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset for any surplus arising from the voluntary prepayment of minimum funding contributions in respect of future service. This was not intended when IFRIC Int-14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.

•	IFRIC—Int 19, ‘Extinguishing financial liabilities with equity instruments’ clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010. Earlier application is permitted.

•	‘Limited exemption from comparative IFRS 7 disclosures for first-time adopters’ (Amendment to IFRS 1) provide first-time adopters with the same transition provisions as included in the amendment to IFRS 7 in relation to relief from presenting comparative information that ended before December 31, 2009 for new fair value disclosures requirements. This is required to be applied for annual periods beginning on or after July 1, 2010. Early adoption is permitted.

•	Amendment to IAS 12, ‘Deferred tax: Recovery of underlying assets’. The amendments are effective for annual periods beginning January 1, 2012. Earlier application is permitted.
The directors of the Company are in the process of making an assessment of the impact of these new/revised standards to the financial statements of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company’s subsidiaries are set out in Note 11.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the comprehensive income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Consolidation (continued)

(b)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss (Note 2.9). Details of the Group’s associates are set out in Note 12.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the comprehensive income statement and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the comprehensive income statement.

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives that make strategic decisions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4	Foreign currency transactions

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“Rmb”), which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the comprehensive income statement.

2.5	Fixed assets

Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs). The Group has early adopted the improved IFRS 1, “First-time Adoption of IFRS” from January 1, 2010. With the improved IFRS 1, the revaluated amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time adoptors’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1 that existing IFRS preparers may also be able to retrospectively apply this. The impact of early adoption of the improved IFRS is discussed in Note 5.

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

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Tracks, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5	Fixed assets (continued)

Note a:

The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.7 and 38(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the substantial shareholder (details contained in Note 38(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “other (expense)/income — net”, included in the comprehensive income statement.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.7	Leasehold land payments

The Group acquired the right to use certain parcels of land for certain of its rail lines, stations and other businesses. The payment paid for such land represents pre-paid lease payments, which are amortized over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.

2.8	Goodwill

Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the Balance Sheet. Goodwill is tested annually for impairment or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

2.9	Impairment of investment in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10	Financial assets

2.10.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during 2010 and 2009.

(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “long-term receivables”, “trade and other receivables”, “short term deposits” and “cash and cash equivalents” in the balance sheet (Notes 2.15 and 2.16).

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.10.2	Recognition and measurement

Regular way purchases and sales of financial assets are recognized on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the comprehensive income statement as ‘gains and losses from investment securities’.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10	Financial assets (continued)

2.10.2	Recognition and measurement (continued)

Dividends on available-for-sale equity instruments are recognized in the comprehensive income statement as part of other income when the Group’s right to receive payments is established.

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

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.12	Impairment of financial assets

(a)	Assets carried at amortized cost

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

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:
•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Impairment of financial assets (continued)

(a)	Assets carried at amortized cost (continued)
•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.
The Group first assesses whether objective evidence of impairment exists.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the comprehensive income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the comprehensive income statement.

(b)	Assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Group uses the criteria refer to (a) above. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in the separate comprehensive income statement. Impairment losses recognized in the separate comprehensive income statement on equity instruments are not reversed through the separate comprehensive income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the separate comprehensive income statement.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13	Deferred employee costs

The Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the “Benefits”), which represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group at least over 15 years, which was determined according to the contractual service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred employee costs and the balance is then amortized over the contractual service period of the employees participating in the Scheme.

At the end of the reporting period, the Group reassesses whether there is any indication of impairment, taking into account the remaining service period of the employees and other qualitative factors. If such indication exists, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred employee costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

2.14	Materials and supplies

Materials and supplies are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalized to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.19	Borrowings

Borrowings (including bonds payable) are recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognized in the comprehensive income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.20	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated comprehensive income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20	Current and deferred income tax (continued)

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and housing, etc. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognized as staff costs when they are due.

(b)	Termination benefits

Termination benefits are payable when selected employees who meet certain criteria accept voluntary redundancy in exchange for these benefits, with specific approval granted by management of the Group. The Group recognizes retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.23	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement.

(a)	Revenue from railway business

Revenue from railway business includes revenue from passenger and freight services and revenue from railway network usage and services. Revenue from railway business is recognized when the services are rendered and revenue can be reliably measured.

(b)	Revenue from other businesses

Revenue from other business principally includes services offered in railway stations, sales of food, beverages and merchandises on board the trains and in the railway stations. Revenue from other business is recognized once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23	Revenue recognition (continued)

(c)	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

(d)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(e)	Rental income

Revenue from operating lease arrangements is recognized on a straight-line basis over the period of the respective leases.

2.24	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the comprehensive income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the comprehensive income statement on a straight-line basis over the expected lives of the related assets.

The Group changed the accounting policy in respect of government grants relating to property, plant and equipment from January 1, 2010. Please refer to Note 5 for more details.

2.25	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease. Please refer to Note 2.23(e) for accounting policy on operating lease income.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.26	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

3.	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factor

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Foreign currency risk (continued)

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

		As at January 1,	As at December 31,
	Currency	2009	2009	2010
Monetary assets and liabilities	denomination	(RMB’000)	(RMB’000)	(RMB’000)
Cash and cash equivalents	USD	3,176	455	322
Cash and cash equivalents	HKD	30,452	66,801	103,221
Other receivables	HKD	529	994	549
Trade payables	USD	(940)	(939)	—
The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with the deposits and other monetary assets and liabilities shown above. The Group has not used any means to hedge the exposure.

As at December 31, 2010, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, post-tax profit for the year would have been RMB5,200,000 (2009: RMB3,390,000, 2008: RMB1,270,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 0.87% (2009: 1.27%, 2008: 1.10%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bonds payable. The bonds payable were at fixed rates, and expose the Group to fair value interest rate risk.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(d)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit, and long-term receivable.

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions/authority. The majority of the Group’s trade receivable balances and long term receivable balance are due from third party customers as a result of rendering of services or sales of merchandises. The Group’s other receivable balances mainly arise from services rendered other than the main railway transportation operations. The Group performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors’ account on the outstanding balances. Based on the expected realizability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management’s expectation. In view of the history of business dealings made with the customers and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group’s outstanding receivable balances.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(e)	Liquidity risk (continued)

	Less than	Between 1 and 2	Between 2
	1 year	years	and 5 years
	RMB’000	RMB’000	RMB’000
As at January 1, 2009
Borrowings (including interests) (Note 25)	737,185	188,704	3,559,551
Trade and other payables excluding statutory liabilities (Notes 28 and 29)	1,251,454	—	—
Payables for fixed assets and construction-in-progress	764,609	—	—

At December 31, 2009
Bonds payable (including interests) (Note 26)	167,650	167,650	3,996,060
Trade and other payables excluding statutory liabilities (Notes 28 and 29)	1,394,977	—	—
Payables for fixed assets and construction-in-progress	674,652	—	—

At December 31, 2010
Bonds payable (including interests) (Note 26)	167,650	167,650	3,828,410
Trade and other payables excluding statutory liabilities (Notes 28 and 29)	1,732,119	—	—
Payables for fixed assets and construction-in-progress	477,806	—	—

3.2	Capital risk management

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

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings and bonds payable as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’, as shown in the consolidated balance sheet plus net debt. The gearing ratios as at January 1, 2009 and December 31, 2009 and 2010 were as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2	Capital risk management (continued)

	As at
	January 1,	As at	As at
	2009	December 31, 2009	December 31, 2009
	RMB’000	RMB’000	RMB’000
Total bank borrowings and bonds payable (Notes 25 and 26)	3,900,000	3,465,801	3,471,994
Less: Cash and cash equivalents (Note 36(c))	(1,560,952)	(1,115,651)	(2,659,058)

Net Debt	2,339,048	2,350,150	812,936
Total Equity	22,528,739	23,304,355	24,222,576

Total capital	24,867,787	25,654,505	25,035,512

Gearing ratio	9%	9%	3%

The gearing ratio as at end of 2009 had been maintained consistent as compared with 2008. The decrease in the gearing ratio in 2010 is primarily due to the increase in cash and cash equivalents. The directors are of the view that current capital structure is within their expectation.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:
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
As at January 1, 2009 and December 31, 2009 and 2010, the Group did not have any assets or liabilities that were measured at fair value.

The fair values of long-term receivable and bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the historical usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.5 and 38(b)), and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

4.1	Critical accounting estimates and assumptions (continued)

(a)	The estimates of the depreciable lives of fixed assets (continued)

The current estimated useful lives are stated in Note 2.5. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended 31 December 2010 would have been decreased/increased by approximately RMB18,712,000 and RMB22,870,000 respectively (2009: RMB17,832,000 and RMB21,795,000; 2008: RMB17,209,000 and RMB 21,033,000 respectively).
(b)	Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on the higher of an asset’s fair value less costs to sell and value in use. These calculations require the use of estimates (Note 10).
(c)	Estimated impairment of non-financial assets (other than goodwill)

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgment, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.
(d)	Income taxes

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
5.	CHANGES IN ACCOUNTING POLICIES

During the current year, the Group changed its accounting policies in respect of fixed assets and government grants to enhance the comparability of the Group’s financial statements with those of the other listed companies with similar background, as well as to eliminate the differences between the Group’s financial statements under IFRS and its PRC Generally Accepted Accounting Principles (“GAAP”) financial statements.
a)	Change in accounting policy for fixed assets

The Group’s first financial statements prepared under IFRS were for the year ended December 31,1996, with the start of the earliest comparative period being January 1,1994. During the period from January 1,1994 to December 31, 1996, the Group was required, due to the Restructuring, by the applicable laws and regulations of the PRC to undertake a valuation of the to-be-listed fixed assets by an independent appraisal firm and the values arising from this valuation became the deemed costs of the related fixed assets included the Group’s PRC GAAP financial statements.

However, prior to the improvements to IFRSs (2010) issued in May 2010, IFRS 1 only permitted such valuations to be used as deemed cost if the event occurred before the date of the entity’s transition to IFRS. As this valuation was performed as at a date later than the date of transition to IFRS, the Group was not permitted at that time to adopt these valuations as deemed cost for the purposes of its IFRS financial statements.

With the improvements to IFRSs (2010) issued in May 2010, IFRS 1 was revised and the revalued amounts can become deemed costs so long as the revaluation takes place at periods before or during the first-time adopters’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1 that existing IFRS preparers may also be able to retrospectively apply this.

The Group early adopted the aforementioned improved IFRS 1 from January 1,2010. The impact of the improved IFRS 1 was applied retrospectively and the comparative financial information has also been restated. The effect of the change is tabulated below:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Increase in fixed assets	918,225	890,636	863,187
Decrease in deferred income tax assets	(228,641)	(223,123)	(217,084)
Increase in share premium	1,270,011	1,270,011	1,270,011
Decrease in retained earnings	(580,427)	(602,498)	(623,908)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
5.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

a)	Change in accounting policy for fixed assets (continued)

	Year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Increase in operating expenses	37,106	27,171	27,449
Increase in other expense, net	42	418	—
Decrease in income tax expense	(6,687)	(5,518)	(6,039)

Decrease in profit for the period	30,461	22,071	21,410

	Year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Decrease in earnings per share for profit attributable to the equity holders of the Company during the period - Basic and diluted	—	—	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
5.	CHANGES IN ACCOUNTING POLICIES (CONTINUED)

b)	Change in accounting policy for government grants

Under IAS 20 “Accounting for government grants and disclosure of government assistance”, government grants related to fixed assets are presented in the financial statements either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the related fixed asset. Prior to January 1, 2010, the Group accounted for government grant related to fixed assets as a deduction to the carrying amount of the related fixed assets. The grants are recognized in profit or loss over the lives of the related fixed assets by way of a reduced depreciation charge. With the consideration of the following, the Group changed its accounting policy during the current year to account for government grants related to fixed assets as deferred income that is recognized in profit or loss on a systematic basis over the useful lives of the related fixed assets:
•	The practice of other listed companies with similar background;

•	Eliminating the difference between the Group’s financial statements under IFRS and its PRC GAAP financial statements; and

•	The change will provide reliable and more relevant information regarding the relevant government grants received by the Company.

The change in the accounting policy for government grants has been accounted for retrospectively.

The effect of the change is tabulated below:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Increase in fixed assets	100,495	97,120	95,093
Increase in deferred government grants	100,495	97,120	95,093

	Year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Increase in operating expenses	3,963	3,375	3,388
Decrease in other expense, net	(3,963)	(3,375)	(3,388)

Other than the above stated, the aforementioned accounting policy changes do not have any impact on other notes to the financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
6.	SEGMENT INFORMATION

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

The segment results for 2008, 2009 and 2010 are as follows:

	The Company's Business			All other segments			Total
	2008	2009					2008	2009
	RMB’000	RMB’000					RMB’000	RMB’000
	Restated	Restated	2010	2008	2009	2010	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000	RMB’000	RMB’000	RMB’000	(Note 5)	(Note 5)	RMB’000
Segment revenue	11,530,435	12,212,031	13,249,298	158,220	173,726	245,977	11,688,655	12,385,757	13,495,275
Inter-segment revenue	—	—	—	—	—	(10,827)	—	—	(10,827)
Total revenue	11,530,435	12,212,031	13,249,298	158,220	173,726	235,150	11,688,655	12,385,757	13,484,448

Segment result	1,456,778	1,663,137	1,916,607	7,736	21,653	8,700	1,464,514	1,684,790	1,925,307

Finance costs	(213,376)	(236,437)	(186,101)	(93)	150	(71)	(213,469)	(236,287)	(186,172)
Share of results of associates	128	773	1,361	—	—	—	128	773	1,361
Depreciation	1,208,531	1,287,978	1,344,525	4,580	4,712	4,685	1,213,111	1,292,690	1,349,210
Amortization of leasehold land payments	15,001	15,001	15,001	602	988	987	15,603	15,989	15,988
Write-down and amortization of deferred employee costs	31,867	20,048	73,804	138	108	107	32,005	20,156	73,911
Recognition of employee benefits obligations	76,382	—	97,930	9,606	1,200	3,059	85,988	1,200	100,989
Impairment of construction-in-progress	—	448	—	—	—	—	—	448	—
Provision/(reversal of provision) for doubtful accounts	2,280	299	(1,659)	(486)	115	(2)	(2,766)	414	(1,661)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)
6.	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2008, 2009 and 2010 is as follows:

	The Company’s Business			All other segments			Total
	2008	2009					2008	2009
	RMB’000	RMB’000					RMB’000	RMB’000
	Restated	Restated	2010	2008	2009	2010	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000	RMB’000	RMB’000	RMB’000	(Note 5)	(Note 5)	RMB’000
Segment result	1,456,778	1,663,137	1,916,607	7,736	21,653	8,700	1,464,514	1,684,790	1,925,307
Income tax expense	(267,576)	(337,689)	(434,752)	(3,031)	(5,714)	(5,637)	(270,607)	(343,403)	(440,389)
Profit for the year	1,189,202	1,325,448	1,481,855	4,705	15,939	3,063	1,193,907	1,341,387	1,484,918

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
6.	SEGMENT INFORMATION (CONTINUED)

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business			All other segments			Elimination			Total
	2008	2009		2008	2009		2008	2009		2008	2009
	RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000
	Restated	Restated	2010	Restated	Restated	2010	Restated	Restated	2010	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000	(Note 5)	(Note 5)	RMB’000	(Note 5)	(Note 5)	RMB’000	(Note 5)	(Note 5)	RMB’000
Total segment assets	28,937,749	29,370,613	30,555,755	223,247	239,228	249,132	(149,091)	(182,594)	(200,385)	29,011,905	29,427,247	30,604,502

Total segment assets include:
Investment in associates	120,705	119,547	120,661	—	—	—	—	—	—	120,705	119,547	120,661
Additions to non-current assets (other than financial instruments and deferred tax assets)	3,479,126	1,536,779	953,938	1,432	6,711	4,831	—	—	—	3,480,558	1,543,490	958,769

Total segment liabilities	6,480,635	6,145,644	6,410,992	66,743	73,800	94,864	(64,212)	(96,552)	(123,930)	6,483,166	6,122,892	6,381,926

There are approximately RMB11,520,698,000 (2009 and 2008: RMB10,400,548,000 and RMB9,776,261,000) of the revenues of the Group which were settled through the Ministry of Railway of the PRC (“MOR”)(Note 40). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
7.	FIXED ASSETS

		Tracks,	Locomotives and	Communications and
		bridges and	rolling	signalling	Other machinery and
	Buildings	service roads	stock	systems	equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 5	Note 5	Note 5	Note 5	Note 5	Note 5
At January 1, 2009
Cost, restated	4,556,120	14,254,098	6,499,176	1,446,878	3,922,893	30,679,165
Accumulated depreciation, restated	(916,996)	(1,610,424)	(1,098,358)	(573,268)	(1,557,356)	(5,756,402)
Impairment, restated	—	—	—	—	(197)	(197)

Net book amount, restated	3,639,124	12,643,674	5,400,818	873,610	2,365,340	24,922,566

Year ended December 31, 2009
Opening net book amount	3,639,124	12,643,674	5,400,818	873,610	2,365,340	24,922,566
Additions	27,802	102	366,342	24,262	143,204	561,712
Transfer from construction-in-progress (Note 8)	129,520	261,192	41,287	60,045	423,438	915,482
Reclassifications	(16,491)	—	—	(14)	16,505	—
Disposals, restated	(5,049)	(62,689)	—	—	(2,664)	(70,402)
Depreciation charges, restated	(153,679)	(203,364)	(405,711)	(177,996)	(352,279)	(1,293,029)

Closing net book amount, restated	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329

At December 31, 2009
Cost, restated	4,677,195	14,437,512	6,945,305	1,531,255	4,449,452	32,040,719
Accumulated depreciation, restated	(1,055,968)	(1,798,597)	(1,542,569)	(751,348)	(1,855,860)	(7,004,342)
Impairment, restated	—	—	—	—	(48)	(48)

Net book amount, restated	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329

Year ended December 31, 2010
Opening net book amount	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329
Additions	4,335	—	16,272	16,595	131,947	169,149
Transfer from construction-in-progress (Note 8)	153,588	212,188	15,914	185,468	170,126	737,284
Reclassifications	—	—	(492)	4,709	(4,217)	—
Disposals	(1,868)	(47,478)	(64,750)	(8,619)	(4,290)	(127,005)
Depreciation charges	(174,066)	(205,829)	(417,190)	(176,582)	(375,960)	(1,349,627)

Closing net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

At December 31, 2010
Cost	4,832,566	14,593,786	6,873,927	1,522,555	4,716,620	32,539,454
Accumulated depreciation	(1,229,350)	(1,995,990)	(1,921,437)	(721,077)	(2,205,422)	(8,073,276)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

As at December 31, 2010, the ownership certificates of certain buildings (“Building Ownership Certificates”) of the Group with an aggregate carrying value of approximately RMB916,538,000 (December 31, 2009: RMB1,329,751,000, January 1, 2009: RMB2,000,621,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.

As at December 31, 2010, fixed assets of the Group with an aggregate net book value of approximately RMB27,024,000 (December 31, 2009: RMB27,190,000, January 1, 2009: RMB26,894,000) had been fully depreciated but they were still in use.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
8.	CONSTRUCTION-IN-PROGRESS

	2009	2010
	RMB’000	RMB’000
At January 1	504,775	662,183
Additions	1,073,338	827,963
Impairment	(448)	—
Transfer to fixed assets (Note 7)	(915,482)	(737,284)

At December 31	662,183	752,862

For the year ended December 31, 2010, no interest expenses (2009: none, 2008: RMB13,721,000) were capitalized in the construction-in-progress balance. A capitalization rate of 6.55% in 2008 per annum was used to determine the amount of borrowing costs eligible for capitalization.
9.	LEASEHOLD LAND PAYMENTS

RMB’000
At January 1, 2009
Cost	791,213
Accumulated amortization	(198,845)

Net book amount	592,368

Year ended December 31, 2009
Opening net book amount	592,368
Amortization charges	(15,989)

Closing net book amount	576,379

At December 31, 2009
Cost	791,213
Accumulated amortization	(214,834)

Net book amount	576,379

Year ended December 31, 2010
Opening net book amount	576,379
Amortization charges	(15,988)

Closing net book amount	560,391

At December 31, 2010
Cost	791,213
Accumulated amortization	(230,822)

Net book amount	560,391

As at December 31, 2010, land use right certificates (“Land Certificates”) of certain parcels of land of the Group with an aggregate area of 1,620,894 square meters (December 31, 2009: 1,620,894, January 1, 2009: 1,620,894) had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group .

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
10.	GOODWILL

RMB’000
Year ended December 31, 2009 and 2010
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At January 1, 2009 and December 31, 2009 and 2010
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

Prior to January 1, 2009, the goodwill had been allocated to a cash-generating units (“CGU”) comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations and no impairment losses had been recognized prior to January 1, 2009.

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

As at December 31, 2009, the recoverable amount of the CGU is determined based on fair value less costs to sell. The assessment of fair value was performed based on the market price of the Company’s publicly traded shares as at December 31, 2009.

Even if the market price of shares of the Company used in the assessment had been 10% lower than the price as at December 31, 2009, the Group still would not be required to recognize any impairment losses against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
10.	GOODWILL (CONTINUED)

As at December 31, 2010, the recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value-in-use calculations as at December 31, 2010 are as follows:

Railroad business
Gross margin	27.6%
Growth rate	2.0%
Discount rate	11.54%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates at December 31, 2010, the Group would have no impairment recognized against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates, the Group would have no impairment recognized against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
11. INVESTMENTS IN SUBSIDIARIES
As at December 31, 2010, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

	Date of	Percentage of equity
	incorporation/	interest attributable to
Name of the entity	establishment	the Company		Paid-in capital	Principal activities
		Directly	Indirectly
Dongguan Changsheng Enterprise Company	May 22, 1992	51%	—	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company(“Fu Yuan”)	November 1, 1991	97.3%	2.7%	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	September 11,1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company	May 8, 1995	67.46%	9.2%	RMB3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	November 13, 2001	—	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	August 16, 1995	75%	25%	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	January 2, 1985	41.5%	58.5%	RMB2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	March 7, 2002	—	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company	December 18, 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company	November 23, 1992	100%	—	RMB1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited (“Tielian”)	December 27, 1994	50.50%	—	RMB1,000,000	Warehousing and freight transport agency services
Guangzhou Dongqun Advertising Company Limited	March 6,1996	—	100%	RMB500,000	Advertising service
Guangzhou Railway Huangpu Service Company	March 15, 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation
All the above subsidiaries are limited liability companies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
12. INVESTMENTS IN ASSOCIATES

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Share of net assets	150,394	149,236	150,350
Less: provision for impairment in value (Note a)	(29,689)	(29,689)	(29,689)

	120,705	119,547	120,661

Note a:	The impairment provision at the Group level as at December 31, 2010 represents provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 (December 31, 2009: RMB29,689,000, January 1, 2009: RMB29,689,000) made in prior years (“Zengcheng Lihua Provision”).
The movement of investments in associates of the Group during the year is as follows:

	2009	2010
	RMB’000	RMB’000
Beginning of the year	120,705	119,547
Share of results after tax	773	1,361
Dividends received and receivable from the associates	(1,931)	(247)

End of the year	119,547	120,661

As at December 31, 2010, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

		Percentage of
	Date of	equity interest
	incorporation/	attributable to
Name of the entity	establishment	the Company	Paid-in capital	Principal activities

Shenzhen Guangshen Railway Civil Engineering Company	March 1, 1984	49%	RMB55,000,000	Construction of railroad properties
Zengcheng Lihua	July 30, 1992	26.98%	RMB107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services
Tiecheng	May 2, 1995	49%	RMB543,050,000	Properties leasing and trading of merchandise
All the above associates are limited liability companies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
12. INVESTMENTS IN ASSOCIATES (CONTINUED)
The Group’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

	Assets	Liabilities	Revenue	(Loss)/Profit	% interest
	RMB’000	RMB’000	RMB’000	RMB’000	held
2008
Tiecheng (b)	190,783	105,051	11,158	(2,018)	49%
Other associates	172,808	137,835	128,466	2,146	27%~49%

	363,591	242,886	139,624	128

2009
Tiecheng (Note b)	192,703	107,732	10,813	(761)	49%
Other associates	191,666	152,229	185,668	1,534	27%~49%

	384,369	259,961	196,481	773

2010
Tiecheng (Note b)	193,651	109,526	12,045	(600)	49%
Other associates	207,397	210,118	302,954	1,961	27%~49%

	401,048	319,644	314,999	1,361

Note b:	The carrying amount of the Group’s investment in Tiecheng as at December 31, 2010 was approximately RMB84,125,000 (December 31, 2009: RMB84,971,000, January 1, 2009: RMB85,732,000).
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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
13. DEFERRED TAX ASSETS/(LIABILITIES)
The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at	As at
	January 1,	December 31,
	2009	2009	As at
	RMB’000	RMB’000	December 31,
	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000
Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	114,768	114,592	123,570
- Deferred tax assets to be recovered within 12 months	13,332	8,412	15,021

	128,100	123,004	138,591

Deferred tax liabilities:
- Deferred tax liabilities to crystallise after more than 12 months	(24,802)	(25,435)	(25,695)
- Deferred tax liabilities to crystallise within 12 months	(201)	(262)	(275)

	(25,003)	(25,697)	(25,970)

Deferred tax assets (net)	103,097	97,307	112,621

The gross movement on the deferred income tax account is as follows:

	2009
	RMB’000
	Restated	2010
	(Note 5)	RMB’000
At January 1	103,097	97,307
Comprehensive income statement charge (Note 33)	(5,790)	15,314

At December 31	97,307	112,621

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
13. DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)
The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

		Charged/
		(Credited) to the
		comprehensive		Charged/
	At January 1,	income	At December	(Credited) to the
	2009	statement	31,2009	comprehensive
	RMB’000	RMB’000	RMB’000	income	At December
	Restated	Restated	Restated	statement	31,2010
	(Note 5)	(Note 5)	(Note 5)	RMB’000	RMB’000
Deferred tax assets:
Impairment provision for receivables	21,451	73	21,524	(418)	21,106
Impairment provision for fixed assets and construction-in-progress	1,889	75	1,964	—	1,964
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Difference in accounting base and tax base in the recognition of fixed assets	24,818	(675)	24,143	(703)	23,440
Difference in accounting base and tax base of employee benefits obligations	72,520	(4,594)	67,926	16,683	84,609
Other	—	25	25	25	50

	128,100	(5,096)	123,004	15,587	138,591

		(Credited)/		(Credited)/
		Charged to the		Charged to the
		comprehensive		comprehensive
	At January 1,	income	At December	income	At December
	2009	statement	31,2009	statement	31,2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax liabilities:
Difference in accounting base and tax base of fixed assets	19,845	(201)	19,644	(409)	19,235
Others	5,158	895	6,053	682	6,735

	25,003	694	25,697	273	25,970

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
13. DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)
Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. As at December 31, 2010, the Group did not recognize deferred income tax assets in respect of losses amounting to approximately RMB9,872,000 (December 31, 2009: RMB6,210,000 and January 1, 2009: RMB2,333,000) that can be carried forward against future taxable income and will be expired as follows:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
2013	2,333	2,333	1,924
2014	—	3,877	3,877
2015	—	—	4,071

	2,333	6,210	9,872

14. DEFERRED EMPLOYEE COSTS
As disclosed in Note 2.13, the Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. The movement of deferred employee costs is set forth as follows:

	2009	2010
	RMB’000	RMB’000
At January 1
Cost	243,102	243,380
Accumulated amortization	(143,488)	(163,644)

Net book amount	99,614	79,736

Year ended December 31
Opening net book amount	99,614	79,736
Additions	278	139
Amortization (Note 30)	(20,156)	(4,083)
Write-down (Note a)	—	(69,828)

Closing net book amount	79,736	5,964

At December 31
Cost	243,380	173,691
Accumulated amortization	(163,644)	(167,727)

Net book amount	79,736	5,964

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
14. DEFERRED EMPLOYEE COSTS (CONTINUED)

Note a:

During the current year, the Group conducted an organizational structure reform suggested by the MOR where certain employees were transferred either to different departments of the Group or other railway companies outside the Group. As a result of the reform, the Group considers that it is no longer feasible to keep track of the service records of the employees participating in the housing benefit scheme. Therefore, the Group has decided to eliminate the service period restriction relating to the entire employee’s housing benefit scheme. Accordingly, the Group wrote down the remaining deferred employee costs in the current year.
15. FINANCIAL INSTRUMENTS BY CATEGORY
The accounting policies for financial instruments have been applied to the items tabulated below:

	Loans and	Available-
	receivables	for-sale	Total
	RMB’000	RMB’000	RMB’000
Assets as per consolidated balance sheet
As at January 1, 2009:
Available-for-sale investments (Note 17)	—	48,326	48,326
Long term receivable (Note 18)	48,136	—	48,136
Trade and other receivables excluding prepayments (Notes 20 and 21)	337,920	—	337,920
Short-term deposits	7,300	—	7,300
Cash and cash equivalents (Note 36(c))	1,560,952	—	1,560,952

Total	1,954,308	48,326	2,002,634

As at December 31, 2009:
Available-for-sale investments (Note 17)	—	53,826	53,826
Long term receivable (Note 18)	44,229	—	44,229
Trade and other receivables excluding prepayments (Notes 20 and 21)	527,210	—	527,210
Short-term deposits	514,000	—	514,000
Cash and cash equivalents (Note 36(c))	1,115,651	—	1,115,651

Total	2,201,090	53,826	2,254,916

As at December 31, 2010:
Available-for-sale investments (Note 17)	—	53,826	53,826
Long-term receivable (Note 18)	35,122	—	35,122
Trade and other receivables excluding prepayments (Notes 20 and 21)	662,399	—	662,399
Short-term deposits	608,500	—	608,500
Cash and cash equivalents (Note 36(c))	2,659,058	—	2,659,058

Total	3,965,079	53,826	4,018,905

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
15. FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Other
financial
liabilities
RMB’000
Liabilities as per consolidated balance sheet
As at January 1, 2009:
Bank borrowings (Note 25)	3,900,000
Trade and other payables excluding statutory liabilities (Notes 28 and 29)	1,251,454
Payables for fixed assets and construction-in-progress	764,609

Total	5,916,063

As at December 31, 2009:
Bonds payable (Note 26)	3,465,801
Trade and other payables excluding statutory liabilities (Notes 28 and 29)	1,394,977
Payables for fixed assets and construction-in-progress	674,652

Total	5,535,430

As at December 31, 2010:
Bonds payable (Note 26)	3,471,994
Trade and other payables excluding statutory liabilities (Notes 28 and 29)	1,732,119
Payables for fixed assets and construction-in-progress	477,806

Total	5,681,919

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
16. CREDIT QUALITY OF FINANCIAL ASSETS
The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to historical information about counterparty default rates:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Trade receivables
Due from MOR	53,048	273,300	24,805
Due from related parties	152,884	106,454	302,810
Due from third parties	49,959	43,157	238,631

	255,891	422,911	566,246

Other receivables excluding prepayments
Due from related parties	1,937	2,366	3,599
Due from third parties	41,951	27,294	48,987

	43,888	29,660	52,586

Long-term receivable
Due from third parties	48,136	44,229	35,122

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Cash at bank and short-term bank deposits
Balance placed in listed banks in the PRC	1,568,098	1,629,575	3,264,849
Balance placed in unlisted banks in the PRC	104	42	2,647

	1,568,202	1,629,617	3,267,496

None of the financial assets that are fully performing has been renegotiated in the last year.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
17. AVAILABLE-FOR-SALE INVESTMENTS

	2009	2010
	RMB’000	RMB’000
Beginning of the year	48,326	53,826
Additions	7,500	—
Disposal	(2,000)	—

End of the year	53,826	53,826

The Group’s equity ownership in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As at January 1, 2009 and December 31, 2009 and 2010, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
18. LONG-TERM RECEIVABLE

	2009	2010
	RMB’000	RMB’000
Opening net book amount	48,136	44,229
Release of accrued interest (Note 31)	4,093	2,893
Repayment received	(8,000)	(12,000)

Closing net book amount	44,229	35,122

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
The balance is subsequently carried at amortized cost using an average effective interest rate of 6.54%.
The balance approximated its fair value as at January 1, 2009 and December 31, 2009 and 2010 .
19. MATERIALS AND SUPPLIES

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Raw materials	139,497	137,328	147,220
Accessories	52,794	75,108	80,764
Reuseable rail-line track materials	5,741	15,277	22,645
Retailing Materials	3,891	3,397	4,450

	201,923	231,110	255,079

The costs of materials and supplies consumed by the Group during the year were recognized as ‘operating expenses’ in the amount of approximately RMB1,792,270,000 (2009: RMB1,713,456,000 and 2008: RMB1,733,302,000). As at January 1, 2009, and December 31, 2009 and 2010, there were no inventories stated at net realizable value.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
20. TRADE RECEIVABLES

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Trade receivables	281,193	492,369	600,070

Including: receivables from related parties	165,580	121,467	319,208

Less: Provision for impairment of receivables	(9,142)	(9,151)	(7,251)

	272,051	483,218	592,819

As at January 1, 2009 and December 31, 2009 and 2010, the Group’s trade receivables are all denominated in RMB.
The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. As at January 1, 2009 and December 31, 2009 and 2010, the ageing analysis of the outstanding trade receivables was as follows:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Within 1 year	255,961	445,668	566,246
Over 1 year but within 2 years	6,333	23,241	6,270
Over 2 years but within 3 years	9,445	4,931	6,550
Over 3 years	312	9,378	13,753

	272,051	483,218	592,819

As at December 31, 2010, the Group’s trade receivables of approximately RMB26,463,000 (December 31, 2009: RMB35,971,000 and January 1, 2009: RMB13,378,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Over 1 year but within 2 years	3,888	21,840	6,270
Over 2 year but within 3 years	9,445	4,863	6,550
Over 3 years	45	9,268	13,643

	13,378	35,971	26,463

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
20. TRADE RECEIVABLES (CONTINUED)
As at December 31, 2010, the Group’s trade receivables of approximately RMB7,361,000 (December 31, 2009: RMB33,487,000 and January 1, 2009: RMB11,924,000) had been impaired and provided for. The amount of the provision was approximately RMB7,251,000 as at December 31, 2010 (December 31, 2009: RMB9,151,000 and January 1, 2009: RMB9,142,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers are in unexpected difficult financial conditions. Nevertheless, it was assessed that a portion of the carrying amount of the receivables would be recovered. The ageing analysis of these receivables is as follows:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Within 1 year	629	23,100	—
Over 1 year but within 2 years	2,565	1,475	147
Over 2 years but within 3 years	—	76	45
Over 3 years	8,730	8,836	7,169

	11,924	33,487	7,361

Movements on the provision for impairment of trade receivables are as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
At January 1	6,767	9,142	9,151
Provision for impairment loss	2,630	368	90
Reversal of impairment loss provision	(255)	(359)	(1,978)
Receivables written off during the year as uncollectible	—	—	(12)

At December 31	9,142	9,151	7,251

The creation and release of provision for impaired receivables have been included in utility and office expenses in the comprehensive income statement. Amounts charged to the allowance account are generally written off against the gross accounts receivable balances when there is no expectation of recovering additional cash.
Concentration of credit risk with respect to trade receivables is low due to the fact that the Group has a large number of customers, which are widely dispersed. Accordingly, the directors of the Company believe that there was no additional significant credit risk beyond the amount that had already been provided for impairment losses as at January 1, 2009 and December 31, 2009 and 2010.
As at January 1, 2009 and December 31, 2010 and 2009, the carrying amounts of the above trade receivables approximated their fair values.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
21. PREPAYMENTS AND OTHER RECEIVABLES

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Receivables from third parties	88,573	50,457	63,273
Receivables from related parties	8,292	21,886	15,291

	96,865	72,343	78,564

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Other receivables	132,461	110,983	136,798
Less: Provision for impairment loss (Note a)	(66,592)	(66,991)	(67,218)

Other receivables, net	65,869	43,992	69,580
Prepayments	30,996	28,351	8,984

	96,865	72,343	78,564

Note a:	Included in the balance was a doubtful debt provision of approximately RMB31,365,000 set up by the Group in prior years, against the principal balance of a deposit (“the Deposit”) placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Group has been unable to recover the Deposit from Li Cheng upon maturity and the Group has initiated several legal proceedings against Li Cheng to enforce the recovery but without success.
Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group.
Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.
As at January 1, 2009 and December 31, 2009 and 2010, there were no significant balances of other receivables that were past due after the credit period that are not impaired. Provision for impairment loss of approximately RMB227,000 (2009: RMB405,000, 2008: RMB391,000) has been included in the consolidated comprehensive income statement.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
21. PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)
Movements on the provision for impairment of other receivables are as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
At January 1	66,248	66,592	66,991
Provision for impairment loss	553	498	234
Reversal of impairment loss provision	(162)	(93)	(7)
Receivables written off during the year as uncollectible	(47)	(6)	—

At December 31	66,592	66,991	67,218

The carrying amounts of the Group’s prepayment and other receivables are denominated in the following currencies:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
RMB	96,336	71,349	78,015
HKD	529	994	549

	96,865	72,343	78,564

22. SHARE CAPITAL
As at December 31, 2010, the total authorized number of ordinary shares is 7,083,537,000 shares (December 31, 2009: 7,083,537,000 shares and January 1, 2009: 7,083,537,000 shares) with a par value of RMB1.00 per share (December 31, 2009: RMB1.00 per share and January 1, 2009: RMB1.00 per share). These shares are divided into A shares and H shares. Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below), they rank pari passu against each other.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
22. SHARE CAPITAL (CONTINUED)

	As at		As at
	January 1,		December 31,
	2009	Transfers	2009
	RMB’000	RMB’000	RMB’000
Authorized, issued and fully paid:
A shares subject to sale restrictions
- shares held by state-owned legal person (Note a)	2,904,250	(2,904,250)	—
- shares held by the National Council for Social Security Fund of the PRC	—	274,799	274,799

	2,904,250	(2,629,451)	274,799

Listed shares
- H shares	1,431,300	—	1,431,300
- A shares	2,747,987	2,629,451	5,377,438

	4,179,287	2,629,451	6,808,738

Total	7,083,537	—	7,083,537

	As at		As at
	January 1,		December 31,
	2010	Transfers	2010

	RMB’000	RMB’000	RMB’000
Authorized, issued and fully paid:
A shares subject to sale restrictions
- shares held by the National Council for Social Security Fund of the PRC (Note a)	274,799	—	274,799

	274,799	—	274,799

Listed shares
- H shares	1,431,300	—	1,431,300
- A shares	5,377,438	—	5,377,438

	6,808,738	—	6,808,738

Total	7,083,537	—	7,083,537

Note a:	In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, among which 1,480,944,000 A shares held by state-owned legal persons were subject to a sale and transfer restriction period of 3-months or one year; In addition, at the time of this A shares offering, Guangzhou Railway Group also undertook to have its 2,904,250,000 A shares be subject to a 3-year sale and transfer restriction period.

On September 22, 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“SSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, SSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, there were 274,798,700 shares that are still subject to sale and transfer restriction as at December 31, 2010.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
23. RESERVES
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
For the years ended December 31, 2008, 2009 and 2010, the directors proposed the following appropriations to reserves of the Company:

	2008		2009		2010
	Percentage	RMB’000	Percentage	RMB’000	Percentage	RMB’000
Statutory surplus reserve	10%	121,444	10%	134,902	10%	155,826

In addition, because of a change in the rules governing appropriation of statutory reserves of enterprises in the PRC effective from 2008, the Group had made appropriate changes to the reserve balances brought forward from 2007 and before.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
23.	RESERVES (CONTINUED)

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP and (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements. As a result, the appropriations to reserves were made based on the retained earnings determined under PRC GAAP in 2008 and 2009 while under IFRS in 2010. The main difference between the retained earnings determined under PRC GAAP and those determined under IFRS was resulted from the difference in accounting policies in respect of fixed assets adopted under PRC GAAP and IFRS. With the change in the accounting policy for fixed assets disclosed in Note 5, management does not expect any significant differences in the future retained earnings determined under PRC GAAP and IFRS.

24.	DEFERRED INCOME RELATED TO GOVERNMENT GRANT

	2009
	RMB’000
	Restated	2010
	(Note 5)	RMB’000
Beginning of the year	100,495	97,120
Additions	—	1,361
Amortization	(3,375)	(3,388)

End of the year	97,120	95,093

25.	BORROWINGS

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Non current
Unsecured bank borrowings	3,390,000	—	—

Current
Unsecured bank borrowings	510,000	—	—

Total borrowings	3,900,000	—	—

As at January 1, 2009, the carrying amounts of the Group’s borrowings are all denominated in RMB.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
25.	BORROWINGS (CONTINUED)

The maturity of these borrowings is as follows:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Within one year	510,000	—	—
Within 1 to 2 years	10,000	—	—
Within 2 to 5 years	3,380,000	—	—

	3,900,000	—	—

The interest rate exposure of the borrowings of the Group is as follows:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
At floating rates (at relevant prevailing interest rates with a maximum range of downward adjustment up to 10%)	3,900,000	—	—

The effective interest rate of the bank borrowings as at January 1, 2009 was 6.72%. The carrying amounts of the Group’s borrowings approximated their fair values as all the borrowings are at floating interest rates.

As at December 31, 2010, the Group had no unutilized banking facilities granted by various financial institutions. As at December 31, 2009 and January 1, 2009, the Group had unutilized banking facilities granted by various financial institutions amounting to approximately RMB1,500,000,000 and RMB9,000,000,000, respectively.

26.	BONDS PAYABLE

	At January 1,			At December
	2009	Addition	Amortisation	31, 2009
	RMB’000	RMB’000	RMB’000	RMB’000
09 Guangshen Tie MTN1	—	3,465,476	325	3,465,801

	At January 1,			At December
	2010	Addition	Amortization	31, 2010
	RMB’000	RMB’000	RMB’000	RMB’000
09 Guangshen Tie MTN1	3,465,801	—	6,193	3,471,994

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
26.	BONDS PAYABLE (CONTINUED)

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB3,500,000,000 on December 17, 2009. The bonds will reach maturity five years from the issue date at their nominal value of RMB3,500,000,000 and bear an annual interest rate with 4.79%.

On the issue dates, the bonds are recognized based on the residual amounts of the principals after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortized cost using an average effective interest rate of 5.018%.

The fair value of bonds payable approximates to their carrying amount.

27.	EMPLOYEE BENEFITS OBLIGATIONS

	2009	2010
	RMB’000	RMB’000
At January 1	288,541	231,939
Additions (Note 30)	1,200	100,989
Interest unwound	6,510	7,609
Payment	(64,312)	(71,357)

At December 31	231,939	269,180

	As at	As at	As at
	January 1	December 31	December 31
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Employee benefits obligations	288,541	231,939	269,180
Less: current portion included in accruals and other payables (Note 29)	(51,119)	(57,172)	(71,794)

	237,422	174,767	197,386

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
27.	EMPLOYEE BENEFITS OBLIGATIONS (CONTINUED)

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

28.	TRADE PAYABLES

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Payables to third parties	416,226	563,211	1,028,951
Payables to related parties	224,630	228,144	145,693

	640,856	791,355	1,174,644

The aging analysis of trade payables was as follows:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Within 1 year	628,405	782,594	1,164,732
Over 1 year but within 2 years	10,565	7,589	8,343
Over 2 years but within 3 years	66	211	554
Over 3 years	1,820	961	1,015

	640,856	791,355	1,174,644

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
29.	ACCRUALS AND OTHER PAYABLES

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Payables to third parties	652,857	728,070	745,256
Payables to related parties	137,903	75,046	38,228

	790,760	803,116	783,484

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Deposits received for construction projects	264,922	155,030	153,634
Other taxes payable	44,256	152,763	162,072
Salary and welfare payables	70,806	80,388	86,130
Other deposits received	43,688	68,124	96,848
Advance received from customers	58,237	61,934	68,085
Deposits received from ticketing agencies	50,297	22,441	23,338
Employee benefits obligations (Note 27)	51,119	57,172	71,794
Housing maintenance fund	17,286	17,177	15,927
Other payables	190,149	188,087	105,656

	790,760	803,116	783,484

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
30.	LABOUR AND BENEFITS

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Wages and salaries	1,661,325	1,835,560	2,004,467
Provision for medical and other employee benefits	306,282	326,018	365,689
Contributions to a defined contribution pension scheme (a)	260,014	316,640	342,002
Contributions to the housing scheme (b)	92,095	125,325	148,661
Write-down and amortization of deferred staff cost (Note 14)	32,005	20,156	73,911
Retirement benefit obligations (Note 27)	85,988	1,200	100,989

	2,437,709	2,624,899	3,035,719

(a)	Pension scheme

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

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a State-sponsored Housing Fund at 9% or 13% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 9% or 13% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
31.	OTHER INCOME/(EXPENSE), NET

	2008	2009
	RMB’000	RMB’000
	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000
Interest income from bank	24,321	24,440	41,510
Unwinding of interest accrued on long-term receivable (Note 18)	7,589	4,093	2,893
Write-back of long outstanding payables	21,562	1,932	537
Loss on disposal of fixed assets	(31,584)	(42,053)	(95,849)
Loss on disposal of subsidiaries	(188)	—	—
Amortization of government grants	3,963	3,375	3,388
Dividends income on available-for-sale investments	2,420	3,000	3,853
Others	(6,459)	(11,595)	(3,392)

	21,624	(16,808)	(47,060)

32.	FINANCE COSTS

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Interest expenses	221,488	227,178	167,650
Less: interest capitalized in construction-in-progress (Note 8)	(13,721)	—	—
Amortization of bonds payable (Note 26)	—	325	6,193
Interest unwound for employee benefit obligations (Note 27)	3,417	6,510	7,609
Bank charges	2,311	2,227	2,325
Net foreign exchange losses	(26)	47	2,395

	213,469	236,287	186,172

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
33.	INCOME TAX EXPENSE

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

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2010, 2009 and 2008, the applicable income tax rate is 22%, 20% and 18% respectively.

An analysis of the current year taxation charges is as follows:

	2008	2009
	RMB’000	RMB’000
	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000
Current income tax	254,117	337,613	455,703
Deferred income tax (Note 13)	16,490	5,790	(15,314)

	270,607	343,403	440,389

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
33.	INCOME TAX EXPENSE (CONTINUED)

	2008	2009
	RMB’000	RMB’000
	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000
Profit before tax	1,464,514	1,684,790	1,925,307

Tax calculated at the statutory rate of 22% (2009 and 2008: 20% and 18%)	263,612	336,958	423,567
Effect of tax rates differentials	(3,652)	(996)	118
Effect of share of results of associates	(23)	(155)	(299)
Effect of expenses not deductible for tax purposes	10,686	7,411	16,955
Effect of income not subject to tax	(436)	(590)	(848)
Tax losses for which no deferred tax asset was recognized	420	775	896

Income tax expense	270,607	343,403	440,389

The effective tax rate was 22.9% (2009 and 2008: 20.4% and 18.5%). The increase was mainly caused by the increase in statutory tax rate as explained above.

34.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,486,062,000 (2009 and 2008: RMB1,342,450,000 and RMB1,193,668,000, restated), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2009 and 2008: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.

35.	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2010, 2009 and 2008 were RMB566,683,000 (RMB0.09 per share), RMB566,683,000 (RMB0.08 per share) and RMB566,683,000 (RMB0.08 per share) respectively.

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Final, proposed, of RMB0.09 (2009 and 2008: RMB0.08) per ordinary share	566,683	566,683	637,518

At a meeting of the directors held on March 24, 2011, the directors proposed a final dividend of RMB0.09 per ordinary share for the year ended December 31, 2010, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2011.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
36.	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit attributable to shareholders to cash generated from operations:

	2008	2009
	RMB’000	RMB’000
	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000
Profit before income tax:	1,464,514	1,684,790	1,925,307
Adjustments for:
Depreciation of fixed assets (Note 7)	1,213,111	1,292,690	1,349,210
Impairment of fixed assets and construction-in-progress	—	448	—
Amortization of leasehold land payments (Note 9)	15,603	15,989	15,988
Loss on disposal of fixed assets (Note 31)	31,584	42,053	95,849
Write-down and amortization of deferred employee costs (Note 14)	32,005	20,156	73,911
Recognition of employee benefits obligations (Note 27)	85,988	1,200	100,989
Interest unwound for employee benefit obligations (Note 27)	3,417	6,510	7,609
Share of results of associates (Note 12)	(128)	(773)	(1,361)
Loss on disposal of subsidiaries (Note 31)	188	—	—
Dividend income on available-for-sale investment (Note 31)	(2,420)	(3,000)	(3,853)
Provision /(reversal of provision) for doubtful accounts	2,766	414	(1,661)
Write-back of long outstanding of payables (Note 31)	(21,562)	(1,932)	(537)
Amortization of bonds payable (Note 26)	—	325	(6,193)
Amortization of government grants (Note 24)	(3,963)	(3,375)	(3,388)
Interest expenses (Note 32)	207,767	227,178	167,650
Interest income (Note 31)	(31,910)	(28,533)	(44,403)

Operating profit before working capital changes	2,996,960	3,254,140	3,675,117
Increase in trade receivables	(143,200)	(211,176)	(107,701)
Increase in materials and supplies	(48,249)	(29,187)	(23,969)
Decrease/(increase) in prepayments and other receivables	51,335	24,117	(6,448)
Decrease in long-term receivable	8,000	8,000	12,000
Increase in trade payables	95,438	150,499	383,289
Decrease in employee benefits obligations	(126,179)	(64,312)	(71,357)
(Decrease)/increase in accrued expenses and other payables	(660,420)	(23,706)	28,451

Cash generated from operations	2,173,685	3,108,375	3,889,382

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
36.	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2008	2009
	RMB’000	RMB’000
	Restated	Restated	2010
	(Note 5)	(Note 5)	RMB’000
Net book amount (Note 7)	42,942	70,402	127,005
Loss on disposal of fixed assets	(31,584)	(42,053)	(95,849)

Proceeds from disposal of fixed assets	11,358	28,349	31,156

(c)	Analysis of the balance of cash and cash equivalents:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Cash at bank and in hand	618,877	432,651	729,058
Short-term deposits with original maturities no more than three months (Note a)	942,075	683,000	1,930,000

	1,560,952	1,115,651	2,659,058

Note a:	Short term time deposits with maturities of no more than three months consist of deposits denominated in RMB. As at December 31, 2010, the original effective interest rate of RMB deposits is 1.37% (December 31, 2009: 1.35% and January 1, 2009: 1.35%).

37.	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
38.	COMMITMENTS

(a)	Capital commitments

As at January 1, 2009 and December 31, 2009 and 2010, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Authorized but not contracted for	2,530,325	1,357,620	1,744,503

Contracted but not provided for	390,691	248,630	99,313

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Group. The related financing would be from self generated operating cash flow and bank facilities.
(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on November 15, 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended December 31, 2010, the related lease rental paid and payable was RMB52,400,000 (2009: RMB51,200,000, 2008: RMB50,000,000).

39.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See Note 11 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
39.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Group
Substantial shareholder and fellow subsidiaries
Guangzhou Railway Group	Substantial shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company (“Yangcheng Railway”)	Subsidiary of the substantial shareholder
Guangmeishan Railway Company Limited (“Guangmeishan”)	Subsidiary of the substantial shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the substantial shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the substantial shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company (“Engineer Construction Enterprise”)	Subsidiary of the substantial shareholder
Yuehai Railway Company Limited	Subsidiary of the substantial shareholder
Shichang Railway Company Limited	Subsidiary of the substantial shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the substantial shareholder
Changsha Railway Construction Company Limited	Subsidiary of the substantial shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the substantial shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the substantial shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the substantial shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the substantial shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the substantial shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the substantial shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway group	Subsidiary of the substantial shareholder
CYTS Guangdong Railway Shenzhen Co., Ltd. (“CYTS”)	Subsidiary of the substantial shareholder
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.	Subsidiary of the substantial shareholder
Guangzhou Railway Group Diversified Management Development Center	Subsidiary of the substantial shareholder

Associates of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
39.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Provide Services
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 40)	(1,038,611)	(1,069,053)	(1,115,028)
Revenue collected through Guangzhou Railway Group for provision of repairing services for cargo trucks (ii)	(148,322)	(220,000)	(191,369)

- For Guangzhou Railway Group and its subsidiaries	(1,178)	(17,984)	(6,173)
- For other companies	(147,144)	(202,016)	(185,196)

Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (ii)	(265,998)	(208,860)	(347,849)

Receive Services
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 40)	1,218,138	1,530,479	1,367,444
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (iii)	235,303	347,969	428,288
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iv)	440,602	369,257	144,750
Provision of construction services of Guangzhou Railway Group and its subsidiaries (ii)	259,787	241,753	115,075
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (ii)	115,568	115,455	171,154
Provision of turnkey service by CYTS (v)	15,280	—	—

Purchase
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	398,230	631,149	431,988

Sales
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	—	2,520	17,827

Others
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 38(b))	50,000	51,200	52,400

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
39.	RELATED PARTY TRANSACTIONS (CONTINUED)
(i)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(iii)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.

(iv)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(v)	The prices are determined based on mutual negotiation between the contracting parties.

(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to cost plus a management fee.
(d)	Key management compensation

Key management includes directors (executive and non-executive), general manager and vice general managers, assistant of general manager, chief financial officer and the company Secretary. During the year ended December 31, 2010, 2009 and 2008, the compensation paid or payable to key management for employee services is RMB4,093,022, RMB3,562,597 and RMB3,340,844 respectively.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
39.	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at January 1, 2009 and December 31, 2009 and 2010, the Group had the following material balances maintained with related parties:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Due from Guangzhou Railway Group	155,034	113,195	299,400

- Trade receivables (i)	150,066	108,341	292,504
- Prepayments and other receivables	4,968	4,854	6,896

Due to Guangzhou Railway Group	(35,209)	(63,396)	(18,408)

- Trade payables (i)	(25,787)	(53,955)	(9,694)
- Other payables (iii)	(9,422)	(9,441)	(8,714)

Due from subsidiaries of Guangzhou Railway Group	16,815	28,733	33,629

- Trade receivables	15,354	13,126	26,682
Less: impairment provision	(4)	(113)	(19)
- Prepayments and other receivables	1,465	15,720	6,966

Due to subsidiaries of Guangzhou Railway Group	(302,206)	(230,260)	158,522

- Trade payables (ii)	(198,843)	(174,054)	135,999
- Other payables (iii)	(103,363)	(56,206)	22,523

Due from an associate	2,019	1,312	1,451

- Trade receivables	160	—	22
- Prepayments and other receivables	14,171	13,624	13,741
Less: impairment provision (v)	(12,312)	(12,312)	(12,312)

Due to an associate	(25,118)	(9,534)	6,991

- Trade payables	—	(135)	—
- Other payables (iv)	(25,118)	(9,399)	6,991

Prepayment for fixed assets and construction-in-progress	31,012	—	—

- Guangzhou Railway Group and its subsidiaries	31,012	—	—

Payables for fixed assets and construction-in-progress	(125,487)	(101,316)	96,328

- Guangzhou Railway Group and its subsidiaries	(95,498)	(101,316)	77,423
- Associates	(29,989)	—	18,905

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
39.	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at January 1, 2009 and December 31, 2009 and 2010, the Group had the following material balances maintained with related parties (continued):
(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 39(c)(i).

(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 39(c) above).

(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
As at January 1, 2009 and December 31, 2009 and 2010, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.
40.	TRANSACTIONS WITH MOR

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts express in Renminbi unless otherwise stated)
40.	TRANSACTIONS WITH MOR (CONTINUED)

(a)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with MOR:

	2008	2009	2010
Recurring Transactions:	RMB’000	RMB’000	RMB’000
Income
Revenue collected from the MOR
- Passenger transportation	(6,196,596)	(6,542,333)	(7,569,570)
- Freight transportation	(841,240)	(752,561)	(835,216)
- Railway network usage and services	(2,738,425)	(3,105,654)	(3,115,911)

Charges and Payments
Services charges allocated from the MOR for equipment lease and services	2,179,407	2,404,966	2,487,995
Operating lease rentals paid/payable to the MOR	176,880	162,651	178,917

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.
(b)	As at January 1, 2009 and December 31, 2009 and 2010, the Group had the following material balances maintained with MOR:

	As at	As at	As at
	January 1,	December 31,	December 31,
	2009	2009	2010
	RMB’000	RMB’000	RMB’000
Due from MOR
- Trade receivables	53,048	273,300	24,805
Due to MOR
- Trade payables	—	—	(166,271)

41.	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.