Form 20-F
period 2011-12-31
GUANGSHEN RAILWAY CO LTD
filed 2012-04-26
CIK 1012139

As filed with the Securities and Exchange Commission on April 26, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-14362

广深铁路股份有限公司

(Exact name of Registrant as specified in its charter)

GUANGSHEN RAILWAY COMPANY LIMITED

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010

(Address of Principal Executive Offices)

Mr. Guo Xiangdong

Telephone: (86-755) 2558-8150

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2011:

Domestic shares (A shares), par value RMB 1.00 per share	5,652,237,000
H shares, par value RMB 1.00 per share	1,431,300,000

(including 212,632,600 H shares in the form of American Depositary Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒                Accelerated Filer  ☐                Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

Forward-Looking Statements

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

When considering such forward-looking statements, you should keep in mind the factors described in “ITEM 3. KEY INFORMATION—D. Risk Factors” and other cautionary statements appearing in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” of this annual report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB 6.29 to US$1.00, which is rounded from 6.2939, the certified exchange rate for December 30, 2011 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “ITEM 3. KEY INFORMATION—A. Selected Financial Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2007 through April 20, 2012.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated data relating to our consolidated balance sheets as of December 31, 2010 and 2011, and our consolidated comprehensive income statement, consolidated statement of changes in equity and consolidated cash flow statements for each of the years ended December 31, 2009, 2010 and 2011 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 and our consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statements for each of the years ended December 31, 2007 and 2008 are derived from our audited consolidated financial statements that are not included in this annual report, except for the reclassificatiosn described in Note 41 to our audited consolidated financial statements included elsewhere in this annual report .

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
Income Statement Data:
Revenue from railroad businesses

- Passenger	5,622,259 (2)	6,500,521 (2)	6,841,659 (2)	7,377,145 (2)	8,026,512	1,276,075
- Freight	1,271,164 (2)	1,269,781 (2)	1,164,851 (2)	1,315,347 (2)	1,386,753	220,469
- Railway network usage and other transportation-related services	2,926,094 (2)	3,052,053 (2)	3,504,979 (2)	3,888,367 (2)	4,255,996	676,629

Subtotal	9,819,517	10,822,355	11,511,489	12,580,859	13,669,261	2,173,173
Revenue from other businesses	688,987	866,300	874,268	903,589	1,021,574	162,413

Total revenue	10,508,504	11,688,655	12,385,757	13,484,448	14,690,835	2,335,586
Railroad operating expenses	(8,367,791)	(9,203,347)	(9,651,278)	(10,481,496)	(11,123,133)	(1,768,383)
Other businesses operating expenses	(458,819)	(829,077)	(797,367)	(845,774)	(977,868)	(155,464)

Other income/(expense)	56,419	21,623	(16,808)	(47,060)	(25,786)	(4,100)

Profit from operations	1,738,313	1,677,854	1,920,304	2,110,118	2,564,048	407,639
Profit attributable to shareholders of the Company	1,408,554	1,193,668	1,342,450	1,486,062	1,804,107	286,821
Profit from operations per share	0.25	0.24	0.27	0.30	0.36	0.06
Earnings per share for profit attributable to shareholders of the Company
- Basic and diluted	0.20	0.17	0.19	0.21	0.25	0.04
Dividends declared per share	0.08	0.08	0.08	0.09	0.10	0.02
Earnings per ADS for profit attributable to shareholders of the Company	9.94	8.43	9.48	10.49	12.73	2.02

Balance Sheet Data (at year end):
Working capital	433,615	(616,158)	31,118	1,576,567	3,064,855	487,258
Fixed assets	21,040,892	24,922,566	25,036,329	24,466,130	23,987,080	3,813,526
Leasehold land payments	607,971	592,368	576,379	560,391	544,403	86,551
Total assets	27,523,542	29,011,095	29,427,247	30,604,502	32,207,347	5,120,405
Equity attributable to shareholders of the Company	21,845,806	22,472,791	23,248,638	24,168,017	25,334,606	4,027,759
Share capital, issued and outstanding, RMB 1.00 per value,
domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	898,607
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	277,552

Cash Flow Statement Data:
Net cash generated from operating activities	1,957,645	1,641,069	2,617,533	3,331,458	3,329,058	529,262
Net cash used in investing activities	(5,585,414)	(2,915,785)	(2,096,154)	(1,188,763)	(3,983,623)	(633,326)
Net cash generated from /(used in) financing activities	128,289	483,317	(966,680)	(599,288)	(637,736)	(101,389)
Purchase of fixed assets and payment for construction-in-progress	(1,107,320)	(2,947,804)	(1,639,674)	(1,158,399)	(943,390)	(149,983)
Dividends paid to shareholders of the Company	(566,711)	(566,683)	(566,685)	(566,683)	(637,533)	(101,356)

Other Data:
Railroad transportation operating income	1,451,726	1,619,008	1,860,211	2,099,363	2,546,128	404,790
Other businesses operating income	277,155	37,223	76,901	57,815	43,706	6,949

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at US$1.00 = RMB 6.29, which is rounded from RMB 6.2939, the certified exchange rate for December 30, 2011 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 30, 2011 or on any other date.

(2)	With the change of industry practice due to the amended guidance issued by the MOR, management revised the presentation of the sub-categories of revenue in 2011, which resulted in a change in classification of sub-category items of revenue shown on the comprehensive income statement. Accordingly, certain 2007, 2008, 2009 and 2010 comparative figures have been reclassified to conform to the current year presentation. Details of the reclassifications are set forth below: (a) Revenue arising from provision of services provided to other railway companies in relation to passenger transportation (railway operation services and etc.) was recorded within the “Passenger” category of revenue in the prior years; such revenue has now been reclassified to the “Railway network usage and other transportation-related services” category of revenue; (b) Revenue arising from provision of services provided to other railway companies in relation to those cargo trucks previously unscheduled was recorded within the “Freight” category of revenue in the prior years; such revenue has now been reclassified to the “Railway network usage and other transportation-related services” category of revenue; (c) The category “Railway network usage and services” has been renamed as “Railway network usage and other transportation-related services” to properly include the new items being included as a result of the above re-classifications.

Exchange Rate Information

We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at US$1.00 = RMB 6.29, which is rounded from RMB 6.2939, the certified exchange rate for December 30, 2011 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was US$1.00 = RMB 6.3080 on April 20, 2012.

The following table sets forth information for the RMB noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Certified Exchange Rate
Period	Average (1)	High	Low
	(RMB per U.S. dollar)

2007	7.5806	7.8127	7.2946
2008	6.9193	7.2946	6.7800
2009	6.8295	6.8470	6.8176
2010	6.7603	6.8330	6.6000
2011	6.4630	6.2939	6.6364
October 2011	6.3710	6.3534	6.3825
November 2011	6.3564	6.3400	6.3839
December 2011	6.3482	6.2939	6.3733
2012
January	6.3172	6.2940	6.3330
February	6.2997	6.2935	6.3120
March	6.3125	6.2975	6.3315
April (through April 20, 2012)	6.3080	6.2975	6.3150

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

Dividends

At a meeting of the directors held on March 27, 2012, the directors proposed a final dividend of RMB 0.10 per ordinary share for the year ended December 31, 2011, which is to be voted up on at our annual general meeting of shareholders scheduled on May 22, 2011. This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2011, but instead as equity attributable to equity holders of our Company.

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

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Any recurrence of a global financial crisis or economic downturn similar to that which occurred in 2008 and early 2009 could materially and adversely affect our business, financial condition, results of operations and prospects.

The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported. Although the global and PRC economies began to show signs of recovery since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and concerns regarding the decreased growth rate of China’s economy . In particular, we experienced decreased inbound freight volume and revenue in 2011, partially due to diminished export of PRC commodities affected by the slowdown of the global economic growth and international trades. Any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.

We face competition, which may adversely affect our business growth and results of operations.

Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, speed, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We increasingly compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. In addition, the inter-city traffic system is gradually expanding within the Pearl River Delta region and there are a number of new high-speed inter-city passenger rail lines in operation or under construction within our service territory. As a result, the competition in both passenger and freight transportation in our service territory could increase significantly. In December 2009, with the commencement of operations of the Wuhan-Guangzhou passenger line, the MOR restructured the passenger train services provided by our Company or by other railway companies (bureaus) whose trains pass through our service territory to enhance the operational efficiency of the Beijing-Guangzhou line and for better allocation of railway transportation capacity. Such restructuring has resulted in a slight decrease in the number of passengers using our long-distance train services in 2009 and, although we commenced the operation of one pair of passenger trains from Guangzhou to Tongren in March 2010 and another pair of passenger trains from Guangzhou to Xinyang in April 2010 to increase our passenger transportation capacity, we may continue to experience a decrease in the number of passengers using our long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, the operation of the Guangzhou-Shenzhen-Hong Kong passenger line, which commenced on December 26, 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Competition” for additional information regarding our competition.

Any significant decrease in the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region and elsewhere in China may have a material adverse effect on our revenue and results of operations.

The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu or H1N1 influenza or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. For example, we experienced decreased inbound freight volume and revenue in 2011, partially due to the State’s tightened policies on property and infrastructure investment projects, which led to a decrease in market demand for steel, cement and other raw materials. Furthermore, following China’s accession to the WTO, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.

Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.

We are subject to extensive PRC laws and regulations relating to the railway transportation industry. The MOR and other Chinese governmental authorities regulate pricing, speed, train routes, new railway construction projects, and investment in the railway transportation industry. Any significant change in the relevant regulations of the PRC government is likely to have a material impact on our business and results of operations. In addition, our ability to respond to changes in our market conditions may be limited by those regulations set by the MOR and other Chinese governmental authorities.

Significant changes with respect to the PRC railway industry could adversely affect our business and results of operations

From 2005 to 2010, the PRC railway industry experienced rapid growth in terms of total investment in infrastructure construction from RMB 88 billion to RMB 707 billion, representing a CAGR of 52%, according to statistics published by the MOR. However, after the occurrence of the Wenzhou Railway Accident (defined below) on July 23, 2011, the MOR has adjusted the development scheme of the railway industry for the period from 2011 to 2016 to reduce the budgeted total investment budget in infrastructure construction from the proposed RMB 3.5 trillion to RMB 2.8 trillion. As the railway industry is heavily reliant on capital expenditures on infrastructure construction, the reduced investment in infrastructure construction may have material adverse impact on our future development and results of operations. In addition, to ensure the safe operation of high-speed railway transportation, the MOR also set speed limits on certain high-speed railways. Corresponding with the reduced speed limits, the ticket fare of the affected high-speed railways may be reduced. Although the speed limits do not affect the railways we operate, we cannot assure you that the future policies of the PRC government authorities in relation to railway speed limits will not affect us.

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

Our railroads are an integral part of the PRC national railway network. Our railroads connect with the Beijing-Guangzhou line in the north, the Shenzhen-Kowloon rail line in the south, the Guangzhou-Maoming rail line in the west, and the Guangzhou-Meizhou-Shantou rail line in the east, all of which are owned and operated by other operators. See “ITEM 4. INFORMATION ON THE COMPANY—A. History and Development of the Company—Service Territory” for additional information. Our train services use these other railroads to carry passengers and freight to locations outside of our service territory. The performance of our domestic long distance trains services and our Hong Kong Through Trains depends on the smooth operation of these railroads and our cooperation with the operators of these railroads. Any disruption in the operation of these railroads, or our cooperation with any one of these railroad operators for any reason, could have a material adverse effect on our business and results of operations.

Changes in the income tax rate applicable to us as a result of a change of law could have a material adverse effect on our results of operations.

Before January 1, 2008, as a company located in the Shenzhen Special Economic Zone, we had enjoyed a preferential income tax rate of 15%, rather than the 33% income tax rate then generally applicable to domestic companies in the PRC.

On March 16, 2007, the National People’s Congress of the PRC promulgated the PRC Enterprise Income Tax Law, or the EIT Law, which took effect on January 1, 2008. According to the EIT Law, the preferential income tax rate of 15% that was previously applicable to companies incorporated in Shenzhen (like us) and other special economic zones was gradually phased out over the five years beginning from January 1, 2008, and effective from January 1, 2012, the tax rate applicable to us is 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC with some minor exceptions.

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

GRGC’s interests may sometimes conflict with the interests of the other shareholders. We cannot assure you that GRGC, as our single largest shareholder, will always vote its shares in a way that benefits the other shareholders of our Company. In addition to its relationship with us as our single largest shareholder, GRGC, by itself or through its affiliates, such as GEDC and Guangmeishan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services may also conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates have been conducted on open, fair and competitive commercial terms. However, we only have limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Suppliers and Service Providers” and “ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” for additional information regarding the services provided to us by GRGC and its subsidiaries.

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2011, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2011, our environmental protection-related expenses were approximately RMB 13.5 million, mainly related to the operation and renovation of environmental protection facilities.

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

If we experience any equipment failures, delays, temporary cancellations of schedules, collisions and derailments, or any deterioration in the performance or quality of any of our services, it could result in personal injuries, damage of goods, customer claims of damages, customer refunds and loss of goodwill. These problems may lead to decreases in customers and revenue, damage to our reputation, unexpected expenses, loss of passengers and freight customers, incurrence of significant warranty and repair costs, diversion of our attention from our transportation service efforts or strained customer relations, any one of which could materially adversely affect our business. For example, in January and February 2008, certain regions in southern China experienced extraordinary harsh winter weather, which caused equipment failures and delays and cancellations of some of our scheduled trains. As a result, during such period of freezing weather, our cost for repair of equipment increased and our revenue decreased. We cannot assure you that such events will not happen again in the future. In addition, on July 23, 2011, two high-speed trains collided on the Yongtaiwen railway line in the suburbs of Wenzhou, Zhejiang Province, China. 40 people were killed and 172 people were injured in this accident (the “Wenzhou Railway Accident”). Although we believe we have maintained effective safety measures and there has been no such collision accidents on railway lines operated by us since our inception, we cannot assure you that similar accidents will not occur on our railway lines in the future. The occurrence of any such accident could have a material adverse impact on us.

The revenue or charges settled by the MOR for certain long-distance passenger train and freight transportation businesses are finally determined by the MOR.

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B Related Party Transactions” and Notes 38 and 39 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by the MOR within the PRC, we work in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the MOR based on its systems. Although we can, to certain extent, calculate the revenue and charges settled by the MOR based on our own data and information, the amount of settlement is finally determined by the MOR.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2009, 2010 and 2011, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect our business and operations. For example, the cooling measures imposed by PRC government on the real estate industry since early 2011 in response to rising housing prices has resulted in our decreased transportation of construction materials, coal, iron ore, oil and steel that are largely used in that industry. We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.

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

The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed floating band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 16, 2012. As of April 2012, this change in policy has resulted in a more than 30% appreciation of the RMB against the U.S. dollar since July 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “ITEM 3. KEY INFORMATION—A. Selected Financial Data” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Currency Risks.” We cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996, and have conducted our business for sixteen years. Our legal name is 广深铁路股份有限公司, and its English translation is Guangshen Railway Company Limited. Our registered office is located at No. 1052 Heping Road, Shenzhen, Guangdong Province, The People’s Republic of China, 518010. Our telephone number is (86-755) 2558-8150 and our fax number is (86-755) 2559-1480.

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

We are mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi Railway, which is 481.2 kilometers long, running vertically through Guangdong Province. The Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou Railway, which connects Northern China with Southern China. The Guangzhou-Shenzhen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon Canton Railway in Hong Kong, which is an important component of the transportation network of southern China, as well as the only railway channel linking Hong Kong with Mainland China. The Guangzhou-Shenzhen Railway is currently one of the most modern railways in the PRC as well as the first wholly fenced railway with four parallel lines in the PRC that allows passenger trains and freight trains to run on separate lines.

Passenger transportation is our principal business. As of December 31, 2011, we operated 231 pairs of passenger trains in accordance with our daily train schedule, including 110 pairs of inter-city express trains between Guangzhou and Shenzhen (including 19 pairs of standby trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Guangzhou-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 108 pairs of long-distance passenger trains. We have successfully carried out our “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed” or “CRHs”, every 10 minutes on average during peak hours between Guangzhou and Shenzhen.

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

In 1984, to exploit the rapid growth in the Pearl River Delta, Guangshen Railway Company, our predecessor, was established pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Bureau. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, construction of the second line was completed. In 1991, Guangshen Railway Company began the construction of a semi- high-speed rail line and purchased locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 kilometers per hour. Commercial operation of the EMU trains commenced in December 1994.

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

Since April 1, 1996, we have been able to set our own prices for our EMU train services and charge a premium over average national prices for our other passenger and freight train services. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulatory Overview—Pricing” for a more detailed description of our pricing scheme.

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

As of April 26, 2012, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong (which we serve in conjunction with MTR). In addition to our Hong Kong Through Train passenger service in conjunction with the MTR, we also allow Hong Kong-bound freight trains to use our railroad. We also provide railway operation services to other Chinese domestic railway companies.

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

Westbound. Our line connects with the Guangzhou-Maoming rail line operated by Sanmao Railway Company, a company in which GRGC holds a 49.1% equity interest, that runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China.

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

At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen—Shekou, Chiwan and Mawan—and the other, Pingyan Railway, serves Yantian port, an international deepwater port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

B. Business Overview

Business Operations

Our principal businesses are railroad passenger, freight transportation, railway network usage and other transportation-related services, which collectively generated 93.0% of our total revenue in 2011. The remaining 7.0% of our total revenue in 2011 mainly consists of sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation.

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

In 2011, we proactively adapted to the macro-economic situation and changes in our industry environment, and capitalized on the opportunities of the steady and rapid growth of the PRC economy, the continuous expansion of the scale and transportation capacity of the railway network, as well as our enhanced competitiveness in the industry. Leveraging on the occasion of the 26th Universiade held in Shenzhen in August 2011, we increased our marketing efforts, adjusted our transportation arrangements, enhanced our transportation resources, and controlled our costs and expenses. As such, we sustained growth in our transportation revenue and achieved a significant increase in our profitability.

In 2011, our total revenue was RMB 14,690.8 million, representing an increase of 9.0% from RMB 13,484.4 million in 2010. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and other transportation-related services and other businesses was RMB 8,026.5 million, RMB 1,386.8 million, RMB 4,256.0 million and RMB 1,021.6 million, respectively, accounting for 54.6%, 9.4%, 29.0% and 7.0%, respectively, of our total revenue in 2011. Our profit attributable to shareholders was RMB 1,804.1 million, representing an increase of 21.4% from RMB 1,486.1 million in 2010. The revenue from our other businesses was RMB 1,021.6 million, representing an increase of 13.1% from RMB 903.6 million in 2010.

The table below summarizes our railroad transportation revenue and traffic volume in each of the five years ended December 31, 2007, 2008, 2009, 2010 and 2011.

	Year ended December 31,
	2007	2008	2009	2010	2011
Passenger Transportation
Total passenger revenue (RMB millions) (4)	5,622.26	6,500.52	6,841.66	7,377.14	8,026.51
Total passengers (millions)	73.05	83.82	81.84	84.92	90.83
Total passenger-kilometers (millions)	26,278.20	27,923.70	27,233.10	27,472.00	28,523.99
Revenue per passenger-kilometer (RMB)(1)	0.21	0.23	0.25	0.27	0.28
Freight Transportation
Total freight revenue (RMB millions)(4)	1,271.16	1,269.78	1,164.85	1,315.35	1,386.75
Total freight tonnes (millions)	71.01	70.14	61.99	67.93	68.70
Revenue per tonne (RMB)(2)	17.90	18.10	18.79	19.36	20.18
Total tonne-kilometers (millions)	15,306.90	15,557.37	13,446.70	15,191.43	15,519.10
Revenue per tonne-kilometer (RMB)(3)	0.08	0.08	0.09	0.09	0.09
Railway Network Usage and other transportation-related services (RMB millions)(4)	2,926.09	3,052.05	3,504.98	3,888.37	4,256.00

(1)	Revenue per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business.
(2)	Revenue per tonne is calculated by dividing total freight revenue by total freight tonnes. Management believes that revenue per tonne is a useful measure for assessing the revenue levels of our freight transportation business.
(3)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenue per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.
(4)	With the change of industry practice due to the amended guidance issued by the MOR, management revised the presentation of the sub-categories of revenue in 2011, which resulted in a change in classification of sub-category items of revenue shown on the comprehensive income statement. Accordingly, certain 2007, 2008, 2009 and 2010 comparative figures have been reclassified to conform to the current year presentation. Details of the reclassifications are set forth below: (a) Revenue arising from provision of services provided to other railway companies in relation to passenger transportation (railway operation services and etc.) was recorded within the “Passenger” category of revenue in the prior years; such revenue has now been reclassified to the “Railway network usage and other transportation-related services” category of revenue; (b) Revenue arising from provision of services provided to other railway companies in relation to those cargo trucks previously unscheduled was recorded within the “Freight” category of revenue in the prior years; such revenue has now been reclassified to the “Railway network usage and other transportation-related services” category of revenue; (c) The category “Railway network usage and services” has been renamed as “Railway network usage and other transportation-related services” to properly include the new items being included as a result of the above re-classifications.

Passenger Transportation

Passenger transportation is our largest business segment, accounting for 54.6% of our total revenue and 58.7% of our railroad transportation revenue in 2011. Our passenger train services can be categorized as follows:

•	inter-city express trains between Guangzhou and Shenzhen;

•	Hong Kong Through Trains between Hong Kong and Guangzhou; and

•	domestic long-distance trains.

As of December 31, 2011, we operated 231 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing an increase of 7 pairs from 224 pairs as of December 31, 2010, of which:

•	110 pairs were inter-city express passenger trains operating between Guangzhou and Shenzhen (including 19 stand-by pairs);

•

13 pairs were Hong Kong Through Trains, including 11 pairs of Guangzhou-Kwoloon Through Trains, one pair of through trains between Zhaoqing and Kowloon, and one pair of through trains that operates on alternating days either on the Beijing-Kowloon line or the Shanghai-Kowloon line; and

•

108 pairs were domestic long-distance passenger trains, representing an increase of 7 pairs from 101 pairs as of December 31, 2010, which included long-distance passenger trains operated by us between Shenzhen and Yueyang, between Shenzhen and Shanghai South, between Shenzhen and Beijing West, between Kowloon and Beijing West, between Shenzhen and Shaoguan, between Guangzhou and Chongqing North, between Guangzhou and Wanzhou, between Guangzhou and Liuzhou, between Guangzhou and Xi’an, between Guangzhou and Taizhou, between Guangzhou and Shanghai South, between Guangzhou and Jiujiang, between Chenzhou and Foshan, between Guangzhou and Zhangjiajie, between Guangzhou and Lhasa and between Sanya and Beijing West, as well as domestic long-distance trains that are operated by other operators but originating or terminating on, or passing through, our railroad.

The table below sets out passenger revenue and volumes for our Hong Kong Through Trains and domestic trains in each of 2009, 2010 and 2011:

	Total passenger revenue			Total passengers			Revenue per passenger
	2009	2010	2011	2009	2010	2011	2009		2010		2011
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	2,046.6	2,361.3	2,606.5	33.5	36.9	39.0	61.1		63.9		66.8
Hong Kong Through Trains (1)	378.4	413.7	461.0	2.8	3.1	3.7	135.2		133.7		125.9
Long-distance Trains (1) (3)	4,770.6	4,602.2	4,958.9	45.5	44.9	48.1	N/A	(2)	N/A	(2)	N/A	(2)
Combined passenger operations	7,195.7	7,377.1	8,026.5	81.8	84.9	90.8	N/A	(2)	N/A	(2)	N/A	(2)

(1)	The operation of Beijing-Kowloon Through Trains, which run between Beijing West and Kowloon, has been handed over to our Company since January 1, 2009. Before 2009, our Company’s revenue from Beijing-Kowloon Through Trains, excluding the revenue attributable to MTR in Hong Kong, was generated only from the Guangzhou East-Kowloon section that implemented a special pricing policy. Starting from January 1, 2009, all the revenue generated from the operation of Beijing-Kowloon Through Trains, excluding the revenue attributable to MTR in Hong Kong, became the revenue of our Company. We divide the revenue generated from the operation of Beijing-Kowloon Through Trains into two parts: (i) all the revenue generated from passengers departing for or from Hong Kong, excluding the revenue attributable to MTR, is accounted as revenue from Hong Kong Through Trains and (ii) the remaining revenue is accounted as revenue from long-distance trains.
(2)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.
(3)	With the change of railway statistical practice, we reclassified railway operation services revenue, locomotive and passenger cars usage revenue and passenger services revenue to “Railway network usage and other transportation-related services”, instead of reporting under “Passenger revenue—long-distance trains”, since 2011. Certain 2009 and 2010 comparative figures have been adjusted accordingly.

Guangzhou-Shenzhen Trains. In 2011, our passenger transportation services on the trains between Guangzhou and Shenzhen contributed a substantial portion to our railroad passenger transportation revenue. In 2011, we did not operate any regular speed inter-city train between Guangzhou and Shenzhen. As of December 31, 2011, we operated, on average, a total of 110 pairs of CRH passenger trains between Guangzhou and Shenzhen daily. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 5.7% from 36.9 million in 2010 to 39.0 million in 2011. The revenue from our Guangzhou-Shenzhen trains increased by 10.4% from RMB 2,361.3 million in 2010 to RMB 2,606.5 million in 2011. The increase in passenger volume and revenue of Guangzhou-Shenzhen trains was primarily due to (i) our inter-city trains benefited from the sustained and steady growth of China’s economy and the 26th Universiade held in Shenzhen in August 2011; (ii) as road transportation is subject to increasing costs due to the continuous rise in oil prices, toll fees and parking fees and worsening traffic congestion, passengers are increasingly attracted to taking the inter-city trains that are characterized by “safety, timeliness, comfort and convenience”; (iii) we increased the number of runs of temporary trains during the peak seasons during the Spring Festival (Chinese New Year), students’ summer break and public holidays, leading to a year-to-year increase in our transportation capacity; (iv) in view of the relatively high number of long-distance trains departing from the Guangzhou station, we increased the number of pairs of inter-city trains stopping at the Guangzhou station to attract transit passengers; and (v) the fare per ticket of the inter-city trains has increased by RMB 5 as of June 18, 2010.

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

In 2011, the volume of passengers who traveled on the Hong Kong Through Trains increased by 19.4% from 3.1 million in 2010 to 3.7 million in 2011. The revenue from Hong Kong Through Trains increased by 11.4% from RMB 413.7 million in 2010 to RMB 461.0 million in 2011. The increase was mainly due to (i) the steady and rapid growth of China’s economy with a sustained rise in commodity prices and moderate appreciation of the RMB; (ii) Hong Kong and Macau have become preferred traveling destinations for mainland citizens due to the turmoil in many other places around the world, stimulating an increase in the passenger flow to Hong Kong and Macau from mainland China; and (iii) an increasingly larger number of group passengers who travel on the Hong Kong Through Trains under the strengthened cooperation arrangements between the domestic travel agencies and Hong Kong travel agencies.

Domestic Long-distance Trains. As of December 31, 2011, we operated on a daily basis 108 pairs of domestic long-distance passenger trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region and Tibet Autonomous Region. In 2011, the number of passengers traveling on our long-distance trains was 48.1 million, representing an increase of 7.1% from 44.9 million in 2010. In addition, our revenue from long-distance trains was RMB 4,958.9 million, representing an increase of 7.8% from RMB 4,602.2 million in 2010. The increase was mainly due to (i) the increase in the number of pairs of trains departing from the stations on our railway lines (two pairs of Guangzhou-Pingshi, one pair of Guangzhou East-Shantou, one pair of Guangzhou-Meizhou and one pair of Shenzhen-Shaoguan East trains were added as of April 1, 2011; one pair of Shenzhen-Yueyang trains was added as of July 1, 2011; one pair of Guangzhou-Urumqi trains was added as of August 3, 2011); (ii) the continuous operation of Guangzhou-Tongren (its course was extended to Dazhou as of January 11, 2011) and Guangzhou-Xinyang long-distance trains which commenced their business operations as of March 21, 2010 and April 17, 2010, respectively; (iii) the Shenzhen-Shanghai World Expo Special Trains running as temporary trains during the Expo were adjusted to regular train status; and (iv) the large number of tourists to the 26th Universiade in Shenzhen in August 2011.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2011:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2011 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	31.1
Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	20.5
Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system		23.4
Dongguan Station	Changping Town, Dongguan	Guangzhou-Shenzhen Railway		4.9
Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	3.4

Freight Transportation

Revenue from our freight transportation accounted for 9.4% of our total revenue and 10.1% of our railroad transportation revenue in 2011. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

The total tonnage of freight we transported in 2011 was 68.7 million tonnes, representing an increase of 1.2% from 67.9 million tonnes in 2010. Revenue from freight transportation business in 2011 was RMB 1,386.8 million, representing an increase of 5.4% from RMB 1,315.3 million in 2010. This increase is mainly due to the following factors:

•	the steady growth of the Chinese economy, which resulted in strong demand for our railway freight transportation services for coal, coke and petroleum products;

•	we conducted effective market research, strengthened our relationships with key customers and enhanced our marketing strategies; and

•

the increase in the national basic freight transportation price by RMB 0.002 per tonne kilometer from April 1, 2011, which also contributed to the increase in the revenue of our freight transportation business.

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

Railway Network Usage and other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 29.0% of our total revenue and 31.1% of our railroad transportation revenue in 2011. Railway network usage services mainly include the locomotive traction, track usage, electric catenaries (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services; other transportation-related services include railway operation services and lease of locomotive and passenger trains. In 2011, our revenue from railway network usage and other transportation-related services was RMB 4,256.0 million, representing an increase of 9.5% from RMB 3,888.4 million in 2010. The increase in revenue from railway network usage and other transportation-related services was principally due to the increase in the number of long-distance trains that are operated by other railway companies that traveled on our railway tracks.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for the three years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
	(RMB millions)
Railway Network Usage	3,105.7	3,115.9	3,254.5
Locomotive traction	1,359.9	1,372.6	1,413.0
Track usage	1,026.7	965.4	1,021.1
Electric catenaries	283.3	282.9	302.4
Vehicle coupling	275.4	307.6	313.8
Other services	160.4	187.4	204.2
Railway Operation Service	97.6	469.2	717.3
Other Transportation Services	301.7	303.2	284.2
Total	3,505.0	3,888.4	4,256.0

Other Businesses

Revenue from our other businesses accounted for 7.0% of our total revenue in 2011. Our other businesses mainly consist of sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation.

Revenue from our other businesses in 2011 was RMB 1,022 million representing an increase of 13.1% from RMB 904 million in 2010. The increase in revenue from other businesses was mainly due to (i) the increase in the sales of materials and supplies to the increased number of trains that are operated by other railway companies that traveled on our railway tracks; and (ii) the increase in the sales of food, beverages and goods on our trains and at our stations as a result of the increase in the number of our passengers.

Seasonality of Our Railway Transportation Business

There is some seasonality in our businesses. The first quarter of each year typically contributes the highest portion of our annual revenue, mainly because it coincides with the Spring Festival holidays when Chinese people customarily travel from all over the country back to their hometowns. In addition, the Spring Festival holidays, the Qingming Festival holidays, the Labor Day holidays, the Dragon Boat Festival holidays, summer holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand.

Sales

Passenger Transportation

Our passenger tickets are currently sold primarily at ticket counters and automatic selling machines and located in our train stations as well as through telephone and the internet. Additionally, our tickets are sold in Hong Kong and major cities in the Guangdong Province through ticket agents, travel agents and hotels, at our usual prices plus nominal commissions.

Hong Kong Through Train tickets are sold in Guangdong Province through our railway stations, as well as through various ticket outlets, hotels and travel agents. In Hong Kong, these tickets are sold exclusively by the MTR. As MTR’s sales network for these tickets is relatively limited, MTR has engaged the China Travel Service (HK) Ltd., or CTS, as the primary agent for such sales on a non-exclusive basis.

In February 2009, we launched the Finance IC card and Fastpass card systems at stations along the Guangzhou-Shenzhen line, which enabled the passengers to board the trains by flashing the cards without having to queue for tickets.

The current settlement method stipulated by the MOR for passenger transportation provides that all revenue from passenger train services (including revenue generated from luggage and parcel services) is considered passenger transportation revenue and belongs to the railway bureau that operates that train. The railway bureau in turn pays other railway bureaus the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway bureaus operating the long-distance train services are required to pay us the following fees: (i) the portion of the revenue from the sale of tickets that is higher than the PRC national railway standards due to our special pricing standards and (ii) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenue from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulatory Overview—Pricing.”

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

Freight customers in the Guangzhou-Shenzhen area either deal directly with us or use shipping agents. As a practical matter, we have been able to meet demands for outbound freight transportation services on short notice.

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

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. As the Wuhan-Guangzhou passenger line commenced operation in December 2009, which passes through our service territory, we compete for long-distance travelling passengers against other railway service providers operating within our service territory. Furthermore, the operation of the Guangzhou-Shenzhen-Hong Kong passenger line, which commenced on December 26, 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We also face competition from the providers of a variety of other means of transportation within our service territory.

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

Equipment, Tracks and Maintenance

As of December 31, 2011, we owned 141 diesel locomotives, 147 electric locomotives, 20 EMUs and 1,306 passenger coaches for our operations.

The freight cars we use are all leased from the MOR, to which we pay uniform rental fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2009, 2010 and 2011 were approximately RMB 162.7 million, RMB 178.9 million and RMB 200.7 million, respectively.

From 2007, we started the operation of our CRHs, which we bought from Bombardier Sifang Power (Qingdao) Transportation Ltd. and Bombardier Sweden Transportation Ltd. Each CRH is designed to have a top speed of 200 kilometers per hour and we believe that the introduction of CRHs has strengthened our capability to deliver safety, speed, comfort and quality in our transport services and increased our efficiency and competitiveness.

Our repair and maintenance facilities, including our Guangzhou passenger vehicle maintenance facility, Shipai passenger vehicle maintenance facility, Shenzhen North passenger vehicle maintenance facility, Guangzhou vehicle maintenance facility and Guangzhou North vehicle maintenance facility, provide services for general maintenance and routine repairs on our coaches and locomotives. Major repairs and overhauls are performed by manufacturers or qualified railway bureaus or plants. The repair and maintenance services for the CRHs are provided by our Guangzhou EMU vehicle maintenance facility.

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2010 and 2011, we made improvements to approximately 120 kilometers and 216 kilometers of railroad, respectively.

Major Suppliers and Service Providers

Our major suppliers and service providers are railway companies or bureaus owned or controlled by the MOR, including the GRGC, the substantial shareholder of our Company. In 2011, the total amount of our purchase of goods and services from GRGC (and its subsidiaries) and other railway companies or bureaus owned or controlled by the MOR accounted for 28.9% and 23.3% of our total purchase amount, respectively. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions.”

Our major customers are railway companies or bureaus owned or controlled by the MOR, including the GRGC, the substantial shareholder of our Company. In 2011, our revenue derived from GRGC (and its subsidiaries) and other railway companies or bureaus owned or controlled by the MOR accounted for 11.0% and 74.0% of our total revenue, respectively.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2009, 2010 and 2011, we paid approximately RMB 561.5 million, RMB 552.3 million and RMB 611.1 million, respectively, in electricity charges.

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

Since March 1996, the MOR and GRGC have provided us with substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet passenger demand. On October 21, 2001, we successfully launched our “As-Frequent-As-Buses” operating model, which provides inter-city express train services. As of December 31, 2011, the total number of inter-city passenger trains running daily between Guangzhou and Shenzhen was 110 pairs (including 19 pairs of stand-by trains). We currently have 101 pairs of long-distance trains and 13 pairs of Hong Kong Through Trains.

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

Environmental Protection

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2011, our environmental protection-related expenses were RMB 13.5 million, mainly related to the renovation of the sewage pipes and boilers.

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

We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will have to cover losses and damages out of our own pockets. See “ITEM 3. INFORMATION ON THE COMPANY—D. Risk Factors—Risks Relating to Our Business—We have very limited insurance coverage”.

In addition, we have taken out basic retirement insurance, basic medical insurance, work-related personal injury insurance policies and child-bearing insurance for our employees.

C. Organizational Structure

The following table lists the significant subsidiaries of our Company as of December 31, 2011:

Name(1)	Country of Incorporation	Percentage of Interest held by our Company

Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Guangshen Railway Travel Service Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	55%
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangzhou Tielian Economy Development Company Limited	PRC	50.5%
Shenzhen Nantie Construction Supervision Company Limited	PRC	76.66%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Property Management Company Limited	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%

(1)	During the year ended December 2011, the Company liquidated Guangzhou Dongqun Advertising Company Limited and no gain or loss was recognized.

D. Property, Plants and Equipment

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

As of December 31, 2011, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land of our Company with an aggregate area of approximately 1,620,894 square meters. After consultation with our Company’s PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

As of December 31, 2011, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, with an aggregate area of approximately 554,981 square meters, which had an aggregate carrying value of approximately RMB 992.6 million. After consultation with our Company’s legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

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

As of April 26, 2011, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 402,438 square meters.

For additional information regarding our property, plants and equipment, see “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Equipment, Tracks and Maintenance” and Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

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

Overview

Our principal businesses are railroad passenger and freight transportation as well as railway network usage and other transportation-related services on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services. We also operate the Hong Kong Through Trains under a cooperative arrangement with MTR in Hong Kong. Prior to the Acquisition, our key strategic focus in recent years was to provide high-speed passenger train services in the Guangzhou-Shenzhen corridor. After the Acquisition, we aim to establish ourselves as a comprehensive railway service provider on the Shenzhen-Guangzhou-Pingshi corridor by providing passenger transportation, freight transportation and railway network usage and other transportation-related services to our customers. In addition to our core railroad transportation business, we also engage in other businesses that complement our core businesses, including on-board and station sales, restaurant services, as well as advertising and tourism.

For the year ended December 31, 2011, our total revenue was RMB 14,690.8 million, profit attributable to shareholders was RMB 1,804.1 million, and earnings per share were RMB 0.25. Railroad business revenue accounted for 92.9%, 93.3% and 93.0% of our total revenue in 2009, 2010 and 2011, respectively.

Passenger transportation is our principal business. In 2011, the total number of our passengers was 90.8 million, representing an increase of 7.0% from 84.9 million in 2010. Our passenger transportation revenue was RMB 8,026.5 million, representing an increase of 8.8% from RMB 7,377.1 million in 2010.

We transported a total of 68.7 million tonnes of freight in 2011, representing an increase of 1.1% from 2010. Our freight transportation revenue in 2011 was RMB 1,386.8 million, representing an increase of 5.4% from RMB 1,315.3 million in 2010.

Revenue from our railway network usages and other transportation-related services business was RMB 4,256.0 million in 2011, representing an increase of 9.5% from RMB 3,888.4 million in 2010.

Revenue from our other businesses was RMB 1,021.6 million in 2011, representing an increase of 13.1% from RMB 903.6 million in 2010.

In 2011, we had no change in our accounting policies.

A. Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the recent global financial crisis and economic downturn had adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China was severe in the second half of 2008. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the economy in China, as well as in many other places around the world, has recovered since the second half of 2009, the global economic downturn and Europe’s sovereign debt crisis and the stability of the Eurozone may continue to have a material and adverse effect on our businesses, results of operations and financial condition.

Competitive Pressure from other Railway Operators and other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. For example, the operation of the Guangzhou-Shenzhen-Hong Kong passenger line, which commenced on December 26, 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations. In addition, the fast growth in the number of privately owned vehicles and a higher penetration of bus services affect the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services.

PRC Policies. We are allowed to be more flexible in setting the prices of both passenger transportation and the freight transportation services as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will affect our results of operations.

Year ended December 31, 2011 compared with year ended December 31, 2010

Revenue

In 2011, our total revenue was RMB 14,690.8 million, representing an increase of 9.0% from RMB 13,484.4 million in 2010. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and other transportation-related services and other businesses was RMB 8,026.5 million, RMB 1,386.8 million, RMB 4,256.0 million and RMB 1,021.6 million, respectively, accounting for approximately 54.6%, 9.4%, 29.0% and 7.0% of our total revenue in 2011, respectively.

Passenger transportation. Passenger transportation remains our most important business. As of December 31, 2011, we operated 231 pairs of passenger trains daily, representing an increase of 7 pairs from the number in operation as of December 31, 2010. There were 110 pairs of inter-city passenger trains between Guangzhou and Shenzhen, 13 pairs of Hong Kong Through Trains, and 108 pairs of long-distance passenger trains, an increase of 7 pairs compared to 2010.

In 2011, our total number of passengers was 90.8 million, representing an increase of 7.0% from 84.9 million in 2010. Our revenue from passenger transportation was RMB 8,026.5 million in 2011, representing an increase of 8.8% from RMB 7,377.1 million in 2010. The increase of total number of passengers and our revenue from passenger transportation was mainly due to: (i) our inter-city trains benefited from the sustained and steady growth of China’s economy and the 26th Universiade held in Shenzhen in August 2011; (ii) as road transportation is subject to increasing costs due to the continuous rise in oil prices, toll fees and parking fees and worsening traffic congestion, passengers are increasingly attracted to taking the inter-city trains that are characterized by “safety, timeliness, comfort and convenience”; (iii) we increased the number of runs of temporary trains during the peak seasons during the Spring Festival, students’ summer break and other public holidays, leading to a year-to-year increase in our transportation capacity; (iv) in view of the relatively high number of long-distance trains departing from the Guangzhou station, we increased the number of pairs of inter-city trains stopping at the Guangzhou station to attract transit passengers; and (v) the fare per ticket of the inter-city trains has increased by RMB 5 as of June 18, 2010.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2010 and 2011:

	Year ended December 31,		Change in 2011 from
	2010	2011	2010
Revenue from passenger transportation (RMB thousands) (1)	7,377,145	8,026,512	8.8%

Total passengers (thousands)	84,923	90,828	7.0%
Total passenger-kilometers (millions)	27,472.0	28,524	3.8%
Revenue per passenger-kilometer (RMB)(1)	0.27	0.28	3.7%

(1)	Certain 2010 comparative figures have been adjusted due to the reclassification of the revenue from railway operation service, locomotive and passenger cars usage and passenger service recorded within the “Passenger” category of revenue in the prior years to the “Railway network usage and other transportation-related services” category of revenue in order to conform to the current year presentation.

Freight transportation. Freight transportation is another important business segment for us. The total tonnage of freight we transported in 2011 was 68.7 million tonnes, representing an increase of 1.2% from 67.9 million in 2010. Revenue from our freight transportation business in 2011 was RMB 1,386.8 million, representing an increase of 5.4% from RMB 1,315.3 million in 2010. The increase of revenue from freight transportation is mainly due to the following factors: (i) the steady growth of the Chinese economy, which resulted in strong demand for our railway freight transportation services for coal, coke and petroleum products; (ii) we conducted effective market research, strengthened our relationships with key customers and enhanced our marketing strategies; and (iii) the increase in the national basic freight transportation price by RMB 0.002 per tonne kilometer from April 1, 2011, which also contributed to the increase in the revenue of our freight transportation business.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2010 and 2011:

	Year ended December 31,		Change in 2011 from
	2010	2011	2010

Revenue from freight transportation (RMB thousands)(1)	1,315,347	1,386,753	5.4%
- Revenue from outbound freight transportation	339,956	417,149	22.7%
- Revenue from inbound and pass-through transportation	925,608	913,564	(1.3%)
Revenue from other freight transportation services(1)	49,783	56,040	12.6%
Total freight tonnes (thousands of tonnes)	67,932	68,703	1.1%
- Outbound freight tonnage	20,963	22,331	6.5%
- Inbound and pass-through freight tonnage	46,969	46,371	(1.3%)
Revenue per tonne (RMB)(1)	19.36	20.18	4.2%
Total tonne-kilometers (millions)	15,191.4	15,519.1	2.2%
Revenue per tonne-kilometer (RMB)(1)	0.09	0.09	—

(1)	Certain 2010 comparative figures have been adjusted due to the reclassification of the revenue from freight logistics usage recorded within the “Freight” category of revenue in the prior years to the “Railway network usage and other transportation-related services” category of revenue in order to conform to the current year presentation.

Railway network usage and other transportation-related services. Revenue from our railway network usage and other transportation-related services accounted for 29.0% of our total revenue and 31.1% of our railroad business revenue in 2011. Railway network usage and other transportation-related services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. In 2011, our revenue from railway network usage and other transportation-related services was RMB 4,256.0 million, representing an increase of 9.5% from RMB 3,888.4 million in 2010. The increase of revenue from our railway network usage and other transportation-related services was mainly due to (i) the increase in the sales of materials and supplies to the increased number of trains that are operated by other railway companies that traveled on our railway lines; and (ii) the increase in the operation consignment services provided by us for the increased Guangzhou-Zhuhai inter-city trains on the Guangzhu-Shenzhen inter-city trains of Guangzhou-Shenzhen-Hong Kong passenger line.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from other businesses in 2011 was RMB 1021.8 million, representing an increase of 13.1% from RMB 903.6 million in 2010.

Operating Expenses

In 2011, our total operating expenses were RMB 12,101.0 million, representing an increase of 6.8% from RMB 11,327.3 million in 2010. The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenue, for 2010 and 2011:

	Year ended December 31,
	2010	2011

Railroad businesses revenue (RMB millions)	12,580.9	13,669.3
Business tax	2%	3%
Labor and benefits	21%	22%
Equipment leases and services	26%	26%
Lease of land use right	0.42%	0.39%
Materials and supplies	12%	11%
Repair costs, excluding materials and supplies	7%	5%
Depreciation and amortization of leasehold land payments	11%	10%
Fee for social services	1%	1%
Utility and office expenses	1%	1%
Others	3%	2%
Operating expenses ratio(1)	83%	81%
Railroad businesses operating margin	17%	19%

(1)	Total railroad operating expenses as a percentage of railroad businesses revenue.

Railway Operating Expenses. Our total railway operating expenses increased by 6.1% from RMB 10,481.5 million in 2010 to RMB 11,123.1 million in 2011. The following sets forth a breakdown of major changes by line item:

•	Business tax. In 2011, our business tax amounted to RMB 369.1 million, representing an increase of 18.2% from RMB 312.3 million. The increase was due to the increase in our operating income.

•

Labor and benefits. In 2011, our labor and benefits expenses amounted to RMB 2,973.5 million, representing an increase of 11.7% from RMB 2,662.3 million in 2010. The increase was mainly due to the increase in employees’ basic salaries, allowances and benefits.

•

Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2011, our expenses relating to equipment leases and services amounted to RMB 3,604.4 million, representing an increase of 11.4% from RMB 3,235.9 million in 2010. This was mainly due to (i) the increase in railway network usage and other transportation service fees due to the increased number of pairs of long-distance trains; and (ii) the increase in leasing fees as a result of our lease of an additional 45 HXDC3 high power AC freight electric driven trains.

•

Materials and supplies. Our materials and supplies consist of materials, fuel, water and electricity expenses. In 2011, our materials and supplies amounted to RMB 1,530.7 million, representing an increase of 5.0% from RMB 1,457.8 million in 2010. This was mainly due to (i) the increase in material consumption cost as a result of the increase in the number of pairs of trains and the workload of our railway operation services and (ii) the increase of electricity expenses as a result of the significant increase in the workload of our electric driven trains.

Other than the above increases, certain line items of our operating expenses decreased in 2011:

•

Repairs and facilities maintenance costs, excluding materials and supplies. In 2011, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB 647.1 million, representing a decrease of 21.9% from RMB 828.4 million in 2010. This was mainly because we did not incur any expenses relating to the repair and maintenance for the majority of our CRHs which had been done and incurred expenses in 2010.

•

Social service expenses. In 2011, our social service expenses amounted to RMB 115.2 million, representing a decrease of 20.4% from RMB 144.8 million in 2010. This was mainly due to the decrease of relevant expenses as a result of our acquisition of assets and business of related parties which had provided us with social services. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions “ and Note 38 to our audited consolidated financial statements included elsewhere in this annual report.

Profit from Operations

Our profit from operations increased by 21.5% from RMB 2,110.1 million in 2010 to RMB 2,564.0 million in 2011, primarily due to the increase of our revenue, which exceeded the increase in our operating expenses.

Taxation

The EIT Law took effect on January 1, 2008. According to the EIT Law, the preferential income tax rate of 15% that was previously applicable to companies incorporated in Shenzhen (like us) and other special economic zones was gradually phased out in five years beginning from January 1, 2008. During the five years, the applicable tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. After such five-year period and effective from January 1, 2012, the tax rate applicable to us is fixed at 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC (with limited exceptions).

As we are registered and established in the Shenzhen Special Economic Zone, we were subject to income tax in 2011 at a rate of 24%, which was 1% lower than the standard income tax rate of 25% generally applicable to PRC companies. According to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 20%, 24% or 25%, depending on the location of incorporation. Our income tax expense was RMB 576.0 million in 2011, representing an effective tax rate of 24.2% and an increase of RMB 135.6 million compared to RMB 440.4 million in 2010. The increase was mainly due to the overall increase in our effective income tax rate.

Profit attributable to shareholders of the Company

As a result of the above, our consolidated net profit increased by 21.4% from RMB 1,484.9 million in 2010 to RMB 1,802.4 million in 2011.

Year ended December 31, 2010 compared with year ended December 31, 2009

Revenue

In 2010, our total revenue was RMB 13,484.4 million, representing an increase of 8.9% from RMB 12,385.8 million in 2009. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and other transportation-related services and other businesses was RMB 7,377.1 million, RMB 1,315.3 million, RMB 3,888.4 million and RMB 903.6 million, respectively, accounting for approximately 54.7%, 9.8%, 28.8% and 6.7%, respectively, of our total revenue in 2010.

Passenger transportation. Passenger transportation remains our most important business. As of December 31, 2010, we operated 224 pairs of passenger trains daily, representing an increase of 6 pairs from the number in operation as of December 31, 2009. There were 110 pairs of high-speed passenger trains between Guangzhou and Shenzhen, an increase of 10 pairs compared to 2009, 13 pairs of Hong Kong Through Trains, and 101 pairs of long-distance passenger trains, a decrease of 4 pairs compared to 2009.

In 2010, our total number of passengers was 84.9 million, representing an increase of 3.8% from 81.8 million in 2009. Our revenue from passenger transportation was RMB 7,377.1 million in 2010, representing an increase of 7.8% from RMB 6,841.7 million in 2009. The increase of total number of passengers and our revenue from passenger transportation was mainly due to: (i) the recovery of the Chinese economy and in particular, the economic recovery in Guangdong, Hong Kong and Macau, (ii) the Shanghai Expo and the Asian Games and Asian Para Games held in Guangzhou in 2010, (iii) the price increase of RMB 5 per one way ticket for Guangzhou-Shenzhen trains since June 18, 2010 and (iv) the increase in the number of our long-distance trains as a result of the commencement of operations of the Guangzhou to Tongren train since March 21, 2010 and the Guangzhou to Xinyang train since April 17, 2010.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2009 and 2010:

	Year ended December 31,		Change in 2010 from
	2009	2010	2009
Revenue from passenger transportation (RMB thousands)(1)	6,841,659	7,377,145	7.8%

Total passengers (thousands)	81,838	84,923	3.8%
Total passenger-kilometers (millions)	27,233	27,472	0.9%
Revenue per passenger-kilometer (RMB)(1)	0.25	0.27	8%

(1)	Certain 2009 and 2010 comparative figures have been adjusted due to the reclassification of the revenue from railway operation service, locomotive and passenger cars usage and passenger service recorded within the “Passenger” category of revenue in the prior years to the “Railway network usage and other transportation-related services” category of revenue in order to conform to the current year presentation.

Freight transportation. Freight transportation is another important business segment for us. The total tonnage of freight we transported in 2010 was 67.9 million tonnes, representing an increase of 9.6% from 62.0 million in 2009. Revenue from our freight transportation business in 2010 was RMB 1,315.3 million, representing an increase of 12.9% from RMB 1,164.9 million in 2009. The increase of revenue from freight transportation is mainly due to the following factors:

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

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2009 and 2010:

	Year ended December 31,		Change in 2010 from
	2009	2010	2009
Revenue from freight transportation (RMB thousands)(2)	1,164,851	1,315,347	12.9%
- Revenue from outbound freight transportation(1)	285,186	339,956	19.2%
- Revenue from inbound(1) and pass-through transportation	836,408	925,608	10.7%
Revenue from other freight transportation services(2)	43,257	49,783	15.1%
Total freight tonnes (thousands of tonnes)	61,987	67,932	9.6%
- Outbound freight tonnage	17,622	20,963	19.0%
- Inbound and pass-through freight tonnage	44,365	46,969	5.9%
Revenue per tonne (RMB)(2)	18.79	19.36	3.0%
Total tonne-kilometers (millions)	13,447	15,191	13.0%
Revenue per tonne-kilometer (RMB)(2)	0.09	0.09	—

(1)	A portion of the revenue previously recorded as inbound freight revenue was recognized as revenue from outbound freight.
(2)	Certain 2009 and 2010 comparative figures have been adjusted due to the reclassification of the revenue from freight logistics usage recorded within the “Freight” category of revenue in the prior years to the “Railway network usage and other transportation-related services” category of revenue in order to conform to the current year presentation.

Railway network usage and other transportation-related services business. Revenue from our railway network usage and other transportation-related services accounted for 28.8% of our total revenue and 30.9% of our railroad business revenue in 2010. Railway network usage and other transportation-related services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services; other transportation-related services include railway operation services and lease of locomotives and passenger trains. In 2010, our revenue from railway network usage and other transportation-related services was RMB 3,888.4 million, representing an increase of 10.9% from RMB 3,505.0 million in 2009. The increase of revenue from our railway network usage and other transportation-related services was mainly due to (i) the increase in the vehicle coupling services provided as a result of the increase in the number of freight trains between Guangzhou and Pingshi and (ii) the increase in the ticketing and other customer services provided by us for the Wuhan-Guangzhou High Speed Railway Company Limited.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from other businesses in 2010 was RMB 903.6 million, representing an increase of 3.4% from RMB 874.3 million in 2009.

Operating Expenses

In 2010, our total operating expenses were RMB 11,327.3 million, representing an increase of 8.4% from RMB 10,448.6 million in 2009. The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenue, for 2009 and 2010:

	Year ended December 31,
	2009	2010

Railroad businesses revenue (RMB millions)	11,511.5	12,580.9
Business tax	2%	2%
Labor and benefits	20%	21%
Equipment leases and services	26%	26%
Lease of land use right	0.44%	0.42%
Materials and supplies	12%	12%
Repair costs, excluding materials and supplies	5%	7%
Depreciation and amortization of leasehold land payments	11%	11%
Fee for social services	3%	1%
Utility and office expenses	1%	1%
Others	3%	3%
Operating expenses ratio(1)	84%	83%
Railroad businesses operating margin	16%	17%

(1)	Total railroad operating expenses as a percentage of railroad businesses revenue.

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

•

Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2010, our expenses relating to equipment leases and services amounted to RMB 3,235.9 million, representing an increase of 8.8% from RMB 2,974.8 million in 2009. This was mainly due to (i) the increase in railway network usage and other transportation service fees due to the commencement of operations of Guanghzhou-Xinyang, Guangzhou-Tongren and Shenzhen-Shanghai long-distance trains; (ii) the increase in the rental of locomotive and passenger trains as a result of the increased number of our long-distance trains and additional services provided during the Chinese New Year and (iii) the increase in freight tonnage, which resulted in increased train usage.

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

Profit from Operations

Our profit from operations increased by 9.9% from RMB 1,920.3 million in 2009 to RMB 2,110.1 million in 2010, primarily due to the increase of our revenue, which exceeded the increase in our operating expenses.

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

Revenue from railway business: revenue from railway business includes revenue from passenger and freight services and revenue from railway network usage and other transportation-related services. Other transportation-related services include the railway operation service provided to other railway companies and other service provided in relation to passenger and freight transportation. Revenue from railway business is recognized when the services are rendered and revenue can be reliably measured.

Revenue from other businesses: revenue from other businesses principally includes services offered in railway stations, sales of food, beverages and merchandise on board the trains and in the railway stations. Revenue from other businesses is recognised once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.

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

Fixed assets

The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at historical cost less depreciation and impairment loss. Historical cost represents expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by us from GRGC during the Restructuring, the revaluated amount in the Restructuring was deemed costs). We have early adopted the amended IFRS 1, “First-time Adoption of IFRS” beginning from January 1, 2010. With the amended IFRS 1, the revaluated amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time IFRS adoptors’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1, which allows existing IFRS preparers to retrospectively apply this rule.

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

Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognized within “other (expense)/income—net” included in the comprehensive income statement.

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

See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—A. Operating Results—Critical Accounting Policies and Estimated—Fixed Assets” Note 2.6 to our consolidated financial statements included elsewhere in this annual report for the current estimated useful lives of fixed assets. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2011 would have been decreased/ increased by approximately RMB 18.4 million and RMB 22.4 million, respectively (2010: RMB 18.7 million and RMB 22.9 million, respectively).

Estimated impairment of goodwill

We test whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.9 to our consolidated financial statements included elsewhere in this annual report. The recoverable amounts of cash-generating units have been determined based on the higher of an asset’s fair value less costs to sell and value in use. These calculations require the use of estimates. See Note 9 to our consolidated financial statements included elsewhere in this annual report.

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

B. Liquidity and Capital Resources

Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

We generated approximately RMB 3,329.1 million of net cash flow from operating activities in 2011. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2011, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures of approximately RMB 943.4 million, representing a decrease of 18.6% from RMB 1,158.4 million in 2010;

•	payment of dividends of approximately RMB 637.5 million; and

•	income tax expenses of approximately RMB 436.4 million.

Our capital expenditures for 2011 consisted primarily of the following projects:

•	constructing the Buji passenger station;

•	replacing rails for the main track of Beijing-Guangzhou Railway; and

•	upgrading the supporting facilities to improve the safety for railway transportation.

Funds not required for immediate use are kept in short term investments and bank deposits. We had cash and cash equivalents of approximately RMB 1,366.8 million as of December 31, 2011.

As of December 31, 2011, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

In order to satisfy our operational needs, to supplement our working capital and to improve our debt structure, our Company issued RMB 3.5 billion 4.79% fixed rate notes due 2014, or the Notes, on December 16, 2009. The Notes were issued at face value and bear fixed interest at 4.79% per annum. As of December 31, 2011, we had unsecured notes payable of RMB 3,478.6 million in connection with our issuance of the Notes. As of December 31, 2011, we did not have any banking facilities.

Cash Flow

Our net cash and cash equivalents in 2011 decreased by approximately RMB 1,292.3 million from 2010. The table below sets forth certain items in our consolidated cash flow statements for 2009, 2010 and 2011, and the percentage change in these items from 2010 to 2011.

	Year ended December 31,			Change in 2011 from 2010
	2009	2010	2011
	(RMB thousands)
Net cash generated from operating activities	2,617,533	3,331,458	3,329,058	(0.072%)
Net cash used in investing activities	(2,096,154)	(1,188,763)	(3,983,623)	235.1%
Net cash used in financing activities	(966,680)	(599,288)	(637,736)	6.4%
Net (decrease)/increase in cash and cash equivalents	(445,301)	1,543,407	(1,292,301)	(183.7%)

Our principal source of capital was revenue generated from operating activities. Our net cash inflow from operating activities decreased from RMB 3,331.5 million in 2010 to RMB 3,329.1 million in 2011, representing a decrease of RMB 2.4 million, because although our cash generated from operating activities increased by 43.7 milllion, our income tax paid increased by 46.1 million.

In 2011, our net cash used in investment activities increased from RMB 1,188.8 million in 2010 to RMB 3,983.6 million, representing an increase of RMB 2,794.8 million, mainly due to the increase in time deposit of more than three months during the year.

In 2011, our net cash used in financing activities increased from RMB 599.3 million in 2010 to RMB 637.7 million, representing an increase of RMB 38.4 million, because although our payments for management fee relating to the bonds payable decreased by 32.4 million, we had an increase of 70.9 million in the distribution of cash dividend to the shareholders in 2011.

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

In 2009, our net cash used in investment activities decreased from RMB 2,915.8 million in 2008 to RMB 2,096 million, representing a decrease of RMB 820 million, mainly due to the decrease in expenses in connection with the purchase of CRHs and the construction of certain fixed assets and construction-in-progress relating to the Fourth Rail Line. In 2009, our net cash used in financing activities was RMB 966.7 million, while our net cash generated from financing activities was RMB 483.3 million in 2008. The change in our cash flows from financing activities was primarily due to the less financing need for our railway construction and the repayment of our outstanding long-term and short-term bank borrowings in 2009. In 2009, our expenses for the purchase of fixed assets and payments for construction-in-progress totalled RMB 1,639.7 million. In addition, we paid RMB 270.6 million for income taxes and approximately RMB 566.7 million for dividends in 2009.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and temporary cash investments. In 2011, our expenses for the purchase of fixed assets and payments for construction-in-progress totalled RMB 943.4 million. In addition, we paid RMB 436.4 million for income taxes and approximately RMB 637.5 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2012.

C. Research and Development, Patents and Licenses, etc.

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

D. Trend Information

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2012. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2012.

While the PRC government is in the progress of lessening restrictions on foreign investment, the opening up of domestic railway transportation will be gradual and we expect competition from foreign and domestic railway to be limited in the short term. However, China’s entry into the WTO may increase other Chinese coastal cities’ significance in trading. As a result, part of the freight currently transferred through ports in Hong Kong and Shenzhen may be diverted to other ports in the PRC, which could adversely affect our freight transportation business. In addition, as the PRC government lifts control over foreign investments, including allowing foreign participation in railway construction, our competitive position in our service region may be challenged by foreign strategic investment. Furthermore, the operation of the Guangzhou-Shenzhen-Hong Kong passenger line, which commenced on December 26, 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations.

In addition, the global financial crisis and economic downturn since 2008 had adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China was severe in the second half of 2008. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the economy in China, as well as in many other places around the world, has recovered since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and sustainability of high rates of growth in China.

Looking into 2012, China remains in a strategic opportunity phase for its development. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to develop in a more scientific, orderly, sustained and stable manner in 2012, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E. Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2011 for the periods indicated.

	Payment due by period
	(RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years

Long-Term Debt Obligations (including interests)(1)	3,996,060	167,650	335,330	3,493,110	—
Capital Expenditure Obligation(2)	283,880	261,503	22,377	—	—
Operating Lease Obligations(3)	1,110,000	74,000	148,000	148,000	740,000
Other Long-Term Liabilities reflected on the Company’s balance Sheet under IFRS(4)	260,374	79,760	178,787	1,827	—
Total	5,650,314	582,913	684,494	3,642,937	740,000

(1)	See Note 25 to our audited consolidated financial statements, “Bonds Payable”.
(2)	See Note 37(a) to our audited consolidated financial statements, “Capital Commitments”.
(3)	See Note 37(b) to our audited consolidated financial statements, “Operating Lease Commitments”.
(4)	See Note 26 to our audited consolidated financial statements, “Employee Benefits Obligations”.

Based on the current progress of our new projects, we estimate that our capital expenditures for 2012 will amount to approximately RMB 2 billion, which consists primarily of the following projects:

•	constructing the Buji auxiliary passenger station and Buji railway apartment;

•	replacing down-direction tracks of the Pingshi-Guangzhou Railway line;

•	replacing track switches and switch ties of the main track of the Pingshi-Guangzhou Railway line; and

•	renovating the UM71 automatic blocks between Pingshi to Shaoguan of the Pingshi-Guangzhou Railway line.

G. Safe Harbor

Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. Except for Mr. Li Wenxin, all of our directors were elected or re-elected at our annual shareholders’ general meeting held on June 2, 2011 by cumulative voting. Mr. Li Wenxin was elected as a director at our shareholders’ extraordinary general meeting on November 10, 2011 and then the Chairman of the Board of Directors at a Board meeting on January 31, 2012. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010.

The table below sets forth the information relating to our directors as of April 26, 2012:

Name	Age	Position	Date First Elected or Appointed
Li Wenxin	49	Chairman of the Board of Directors	2011

Shen Yi	56	Director and General Manager	2008

Xu Xiaoming	56	Director	2010

Li Liang	51	Director	2009

Yu Zhiming	53	Director	2008

Luo Qing	47	Director	2009

Lu Minlin	58	Independent Director	2011

Liu Xueheng	39	Independent Director	2011

Liu Feiming	42	Independent Director	2011

Li Wenxin, aged 49, joined our Company in November 2011 and is the Chairman of the Board of Directors of the Company. Mr. Li holds a master’s degree and is a senior engineer. Mr. Li previously served in various positions including the assistant general manager of Guangzhou Railway (Group) Company, the general manager of Huaihua Railway Company, the vice chairman of the board of Guangzhou Railway (Group) Company, the general manager of Qingzhang Railway Company, the deputy chief of transportation control center of the MOR, the chief of transportation capacity resource center of the MOR, the deputy dean of Railway Research Institute and the chief of diversified development center of the MOR. He has served as the chairman of the board and general manager of Guangzhou Railway (Group) Company since January 2012.

Shen Yi, age 56, joined our Company in October 2008 and is a Director and the General Manager of our Company. Mr. Shen graduated from the Northern Jiaotong University (currently known as Beijing Jiaotong University) with a bachelor’s degree in Transportation. Mr. Shen has over 30 years experience in railway transportation management in China. He previously was the general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company, and the general manager of Shichang Railway Company Limited.

Xu Xiaoming, age 56, joined our Company in June 2010 and is a Director of our Company. Mr. Xu holds a master’s degree in Engineering and is a senior engineer. Mr. Xu started working in the railway industry in 1973 and has more than 35 years’ experience in transportation management. Prior to joining our Company, Mr. Xu has served various senior management positions with Zhengzhou Railway Bureau and the Transport Bureau of the MOR. Immediately before joining our Company, Mr. Xu worked as the Chief Dispatch Officer of the MOR. From May 2010 to December 2012, Mr. Xu was appointed as Chairman of GRGC.

Li Liang, age 51, joined our Company in June 2009 and is a Director of our Company. He is a university graduate and an engineer. Mr. Li previously served in various positions including head of Anyang Engineering Section and Xinxiang Engineering Section of Xinxiang Sub-bureau of Zhengzhou Railway Bureau, deputy head of Zhengzhou Sub-bureau and Wuhan Sub-bureau of Zhengzhou Railway Bureau and deputy head of Wuhan Railway Bureau. He has been an executive deputy general manager of GRGC since December 2006.

Yu Zhiming, age 53, joined our Company in June 2008 and is a Director of our Company. He has a university qualification and a master’s degree in Engineering. He is a senior accountant with numerous years of experience in finance. He was the director of the finance sub-division of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau. From 2005 to 2006, he was the director of the finance division and capital settlement center of Wuhan Railway Bureau. He was a standing vice director of the capital settlement center of the MOR from September 2006 to April 2008. Mr. Yu has been the chief accountant of GRGC since April 2008.

Luo Qing, age 47, joined our Company in December 2008 and is a Director of our Company. Mr. Luo graduated with a bachelor’s degree in Economic Management from the Correspondence Institute of the Party School of the Central Committee of the Chinese Communist Party. He has served in various positions including athlete, coach and secretary-general of Guangdong provincial sports team, trade union of Guangzhou Sub-bureau of Guangdong Railway Bureau, trade union of Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Locomotive Sports Association of GRGC. From April 2006 to November 2008, he was the chief of the organization division of the trade union of GRGC. He has been the chairman of trade union of our Company since November 2008.

Lu Minlin, age 58, joined our Company in June 2011 and is an independent non-executive Director of our Company. Mr. Lu has served as a director and senior consultant for multinational financial and other corporations prior to joining our Company. He currently also serves as a non-executive Chairman of Luk Fook Holdings (International) Limited, a non-executive Director and Vice Chairman of Asian Capital Resources (Holdings) Limited and an independent non-executive Director of Shanghai Zendai Property Limited, all of which are companies listed on HKSE. Mr. Lu graduated from the University of Wisconsin-Madison, obtained an L.L.M. degree from the University of Hong Kong, a Doctor of Laws degree from California South University and a J.D. degree from Northwestern California University. Mr. Lu is a chartered accountant of the United Kingdom and Canada.

Liu Xueheng, age 39, joined our Company in June 2011 and is an independent non-executive Director of our Company. Mr. Liu has served as a senior assistant manager of DBS Bank, Hong Kong from 2000 to 2002, an executive Director of Partners Capital International Limited from 2002 to 2006 and an executive Director of Vision Finance Group Limited since June 2006. Mr. Liu has been an executive Director of Beijing Properties (Holdings) Limited, a Hong Kong listed company, since January 2011. Mr. Liu obtained a master’s degree in Business Administration from Cambridge University.

Liu Feiming, age 42, joined our Company in June 2011 and is an independent non-executive Director of our Company. She has served as Finance Manager of China Motion Telecom Group Limited from May 1996 to September 2002 and Vice President of China Motion Telecom International Limited from October 2002 to March 2004. She has been a Director and Vice President of Finance for Shangkai Group (Shenzhen) Limited Company since April 2004. Ms. Liu graduated from Hefei Industrial University with a bachelor’s degree in Management Engineering in 1989. Ms. Liu also obtained a master’s degree in Economics from Nankai University in July 1997 and a doctorate degree in International Economics from Nankai University in July 2007.

Supervisors

The table below sets forth the information relating to our supervisors as of April 26, 2012:

Name	Age	Position	Date First Elected or Appointed
Xu Ling	56	Chairman of the supervisory committee	2010

Chen Shaohong	45	Supervisor	2008

Li Zhiming	50	Supervisor	2005

Shen Jiancong	43	Supervisor	2011

Xu Huiliang	48	Supervisor	2010

Chen Jianping	45	Supervisor	2011

Xu Ling, age 56, joined our Company in June 2010 and is the Chairman of the Supervisory Committee of our Company. Mr. Xu holds a bachelor’s degree. Mr. Xu previously served as the party secretary of Huaihua Railway Company, the chief of Huaihua office of GRGC and the Chief of Changsha office of GRGC. Mr. Xu has been the deputy secretary of the Communist Party, the scretary of discipline division of GRGC since March 2010.

Chen Shaohong, age 45, joined our Company in June 2008 and is a Supervisor of our Company. Mr. Chen graduated from South China Normal University and is an economist. He was a deputy chief and also chief of the structural reform division of the corporate management office, deputy head of the corporate management office, and deputy chief and chief of the corporate and legal affairs division of GRGC. Since June 2008, he has served as the deputy chief economist of GRGC.

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

Shen Jiancong, age 43, joined our Company in June 2011 and is a Supervisor of our Company. Mr. Shen graduated from Changsha Railway University, majoring in Air-conditioning and is an economist. Mr. Shen held various management positions at GRGC and our company, including deputy director and director of the Division of Personnel of GRGC, deputy director of the Division of Human Resources of GRGC, director of the Organization Department of the Party Committee of GRGC and party secretary and vice stationmaster of Shenzhen Station. He has been a director of the Division of Human Resources and director of the Organization Department of the Party Committee of GRGC since March 2011.

Xu Huiliang, age 48, joined our Company in 1992 and is a Supervisor of our Company. Mr. Huang graduated from the Southwest Jiaotong University (currently known as Central South University), majoring in Computer Science and Technology. Mr. Xu holds a master’s degree in engineering and is a senior engineer. Mr. Xu has extensive experience in working in the railway-related information and technology industry and has developed and completed numerous computer engineering projects. Mr. Xu was named as the “Expert entitled to Special Allowance from the State Council” in 2001. Mr. Xu has been the chief of the technology division of our Company since March 2009. Mr. Xu has been elected as a Supervisor by the employee representatives of our Company since June 2010.

Chen Jianping, age 45, joined our Company in October 2007 and has been a Supervisor of our Company from June 2011. Mr. Chen graduated from Guangdong Academy of Social Sciences, majored in Economic Management, and is a political engineer. Mr. Chen held various management positions at GRGC and our Company, including the office secretary of the trade union of GRGC, the director of the Logistic Department of our Company, the deputy secretary of the Communist Party Committee and concurrently the secretary of Committee for Disciplinary Inspection of the Passenger Transportation Business Unit of our Company, the deputy office manager of the General Office of our Company, and the chairman of the Trade Union of the Mechanized Line Center of GRGC. Mr. Chen has served as the section chief of the Guangzhou Passenger Transportation Division from July 2007.

Senior Management

The table below sets forth information relating to our senior management as of April 26, 2012:

Name	Age	Position	Date First Elected or Appointed
Shen Yi	56	General Manager	2008

Mu Anyun	51	Deputy General Manager	2009

Guo Xiangdong	46	Deputy General Manager and Company Secretary	2004

Tang Xiangdong	43	Chief Accountant	2008

Shen Yi is our Director and General Manager.

Mu Anyun, age 51, joined our Company in February 2009 and is a Deputy General Manager of our Company. Mr. Mu obtained a master’s degree in Business Management from Macau University of Technology and Science and is an economist. In 1981, Mr. Mu joined the railway industry and has served in various managerial positions in Guangzhou Railway Bureau and GRGC. From May 2000 to February 2009, he served as Director and Deputy General Manager of Guangmeishan Railway Company Limited. Since February 2009, he has served as Deputy General Manager of our Company.

Guo Xiangdong, age 46, joined our Company in 1991 and is Deputy General Manager and Company Secretary. Mr. Guo graduated from Central China Normal University with a bachelor’s degree in Laws and a master’s degree in Business Administration. Mr. Guo is an economist. He has served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of our Company since January 2004 and Deputy General Manager of our Company since December 2010.

Tang Xiangdong, age 43, joined our Company in 1990 and is Chief Accountant of our Company. Mr. Tang obtained a master’s degree in Business Management from Jinan University and is a senior accountant. Mr. Tang has served in various managerial positions in the labor and capital department, diversified business department and capital settlement center. From March 2006 to December 2008, he served as the director of the accounting department. Since December 2008, Mr. Tang has served as the Chief Accountant of our Company.

Additional Information

Our non-independent directors, members of our supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

Name	Position

Li Wenxin	Chairman of the Board of Directors of: Guangzhou-Meizhou-Shantou Railway Company Limited Guangdong Sanmao Railway Company Limited Yuehai Railway Company Limited Shichang Railway Company Limited

Shen Yi	Director of: Guangzhou Tiecheng Industrial Company Limited

Li Liang	Executive Deputy General Manager of: GRGC

Yu Zhiming

Chairman of the supervisory committee of:

Yuehai Railway Company Limited

Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangzhou-Zhuhai

Guangzhou-Zhuhai Intercity Rail Transportation Company Limited

Maozhan Railway Company Limited

Director of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Company Limited

Shichang Railway Company Limited

Hainan Donghuan Railway Company Limited

Hukun Railway Passenger Line (Hunan) Company Limited

Ganshao Railway Company Limited

Guangdong Pearl Delta Inter-city Rail Transportation Company Limited

China Railway Container Transportation Company Limited

China Railway Special Goods Transportation Company Limited

Supervisor of:

Guangzhou-Zhuhai Railway Company Limited

Chief Accountant of:

GRGC

Xu Ling	Chairman of the supervisory committee of: Guangmeishan Railway Company Limited Guangdong Sanmao Railway Company Limited Supervisor of: Guangzhou-Zhuhai Railway Company Limited

Chen Shaohong

Director of:

Yuehai Railway Company Limited

Guangmeishan Railway Company Limited

Xiashen Railway Guangdong Company Limited

Jinyue Railway Company Limited

Guangdong Sanmao Railway Enterprise Development Company Limited

Chairman of the supervisory committee of:

Shichang Railway Company Limited

Hukun Railway Passenger Line (Hunan) Company Limited

Supervisor of:

Guangdong Sanmao Railway Company Limited

Hunan Inter-city Railway Company Limited

Guangdong Pearl River Delta Inter-city Railway Company Limited

Hainan Donghuan Railway Company Limited

GanShao Railway Company Limited

China Railway Express Co., Ltd.

Li Zhiming

Chairman of the supervisory committee of:

Beijing Xingguangji Company Limited

Guangzhou Tiecheng Industrial Company Limited

Director of:

Hong Kong Kai Man Limited

Hainan Railway Economy and Technology Development Company Limited

Supervisor of :

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Company Limited

Guangdong Sanmao Railway Enterprise Development Company Limited

Yuehai Railway Company Limited

Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd.

Xiashen Railway (Guangdong) Company Limited

Hukun Railway Passenger Line (Hunan) Company Limited

GanShao Railway Company Limited

Guiyang-Guangzhou Railway Co., Ltd.

Hunan-Guangzhou Railway Co., Ltd.

JingYue Railway Company Limited

Tang Xiangdong	Supervisor of: Guangdong Tiecheng Industrial Company Limited

The lines operated by Guangmeishan Railway Company, Sanmao Railway Company, Shichang Railway Company and Yuehai Railway Company are all local railroads. Sanmao Railway Enterprise Development Company is a subsidiary of GRGC. Guangzhou Tiecheng Industrial Company is our joint venture partner.

B. Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2011 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees.

The aggregate amount of cash remuneration paid by our Company in 2011 to all individuals who are our directors, supervisors and senior management members was approximately RMB 4.14 million, of which approximately RMB 2.10 million was paid to our non-independent directors and supervisors and approximately RMB 0.37 million was paid to the independent non-executive directors.

The aggregate amount of cash remuneration we paid during the year ended December 31, 2011 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB 0.17 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2011, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2011 or as of December 31, 2011 to which we or any of our subsidiaries was a party.

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

C. Board Practices

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

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Xu Ling, Chen Shaohong, Li Zhiming, Shen Jiancong, Xu Huiliang and Chen Jianping. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 2, 2011. Mr. Xu Huiliang and Mr. Chen Jianping were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2010 and 2011, respectively. The term of these supervisors is 3 years. Our supervisory committee held five meetings during the year ended December 31, 2011, at which resolutions concerning identified key issues were passed and notified to our board of directors. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2011. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

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

Remuneration Committee

We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Mr. Lu Minlin (Chairman), Mr. Li Wenxin, Mr. Shen Yi, Mr. Liu Xueheng and Ms. Liu Feiming. The remuneration committee will meet from time to time when required to consider remuneration-related matters of the Company.

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

D. Employees

As of December 31, 2009, 2010 and 2011, we had approximately 33, 170, 32,179 and 33,379 employees, respectively. The increase in the number of our employees in 2011 was due to increases in the number of the service personnel, the crew and the safety inspection staff for passenger transportation as a result of our larger workload of consigned management. The following chart sets forth the number of our employees by function as of December 31, 2011:

Function	Employees

transportation personnel (1)	14,106
Mechanical personnel (2)	4,167
Power and water supply personnel (3)	1,710
Vehicle personnel (4)	2,759
Maintenance personnel (5)	3,597
Power service personnel (6)	1,338
Construction and apartment personnel(7)	1,011
Diversified businesses and other supporting personnel (8)	221
Technical and administrative personnel (9)	3,903
Other personnel (10)	567
Total	33,379

(1)	Transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.

(2)	Mechanical personnel mean those people responsible for train operation and overhaul.
(3)	Power and water supply personnel mean those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.
(4)	Vehicle personnel mean those people responsible for vehicle operation and overhaul.
(5)	Maintenance personnel mean those people responsible for station track and railroad switch maintenance.
(6)	Power service personnel mean those people responsible for signal equipment maintenance.
(7)	Construction and apartment personnel mean those people responsible for construction, apartments and dining halls.
(8)	Diversified businesses and other supporting personnel mean all personnel involved in diversified businesses.
(9)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.
(10)	Other personnel include all personnel who have been sick, studying or early-retired.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2011, we paid approximately RMB 3,388.0 million in aggregate salaries and benefits to our employees.

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

E. Share Ownership

As of April 26, 2011, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

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

Shareholding Structure of our Company

Set out below is the current shareholding structure of our Company as of April 26, 2012:

Name of Shareholders	Types of Shares	Number of Shares Held	Shareholding Percentage %

Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
Guangzhou Railway (Group) Company	A shares	2,629,451,300	37.1
National Social Security Fund Council(1)	A shares	274,798,700	3.9
Other Public Shareholders of A shares	A shares	2,747,987,000	38.8
Total		7,083,537,000	100.0

(1)	On September 22, 2009, in accordance with relevant PRC regulations on transferring a portion of state-owned shares to the National Social Security Fund Council, the state-owned assets supervision and administration authority ordered China Securities Depository and Clearing Co., Ltd. to transfer 274,798,700 state-owned shares held by GRGC to the National Social Security Fund Council, with an extended lock-up period of an additional three years following the expiry of the original three-year lock-up period.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of April 26, 2012, including all persons who are known by us to own, either as beneficial owners or holders of record, five percent or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital

Ordinary Shares (A shares)(1)	GRGC	2,629,451,300	46.5	37.1

(1)	A shares held by GRGC are no longer restricted from sales and redemption starting from December 22, 2009.

The following table sets forth all persons who were known by us to beneficially own five percent or more of our issued and outstanding H shares as of April 17, 2012.

Identity of Person or Group	Shares Owned		Percentage of H Shares		Percentage of Total Capital
The Bank of New York Mellon Corporation	89,237,571(L	)	6.23(L	)	1.26
	60,639,071(P	)	4.24(P	)	0.86
Credit Suisse Group AG	87,916,155(L	)	6.14(L	)	1.24
	146,993,089(S	)	10.27(S	)	2.07
FIL Limited	86,646,000(L	)	6.05(L	)	1.22
BlackRock, Inc.	86,441,890(L	)	6.03(L	)	1.22
	0(S	)	0.00(S	)	0
Hillhouse Capital Management, Ltd.	86,286,000(L	)	6.03(L	)	1.22
Gaoling Fund, L.P.	86,026,000(L	)	6.01(L	)	1.21

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes lending pool.

As of the date of this annual report, we are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.

In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than restrictions on the controlling shareholder as described under “ITEM 10. ADDITIONAL INFORMATION—B. Memorandum and Articles of Association—Restrictions on Controlling Shareholders”, the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

B. Related Party Transactions

Under IAS 24, parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

As of December 31, 2011, our principal related parties included:

Name of related parties	Relationship with us

Substantial shareholder and fellow subsidiaries
GRGC	Substantial shareholder
Guangmeishan Railway Company Limited	Subsidiary of GRGC
GEDC	Subsidiary of GRGC
Guangzhou Railway Group Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Railway Material Supply Company	Subsidiary of GRGC
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of GRGC
Yangcheng Construction Company of Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Railway Real Estate Construction Company	Subsidiary of GRGC
Yuehai Railway Company Limited	Subsidiary of GRGC
Shichang Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway Station Service Center	Subsidiary of GRGC
Changsha Railway Construction Company Limited	Subsidiary of GRGC
Guangdong Sanmao Railway Company Limited	Subsidiary of GRGC
Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC
Guangzhou Yuetie Operational Development Company	Subsidiary of GRGC
Guangzhou Railway Rolling Stock Factory	Subsidiary of GRGC
Guangzhou Railway Group Foreign Economic & Trade Development Corporation	Subsidiary of GRGC
Shenzhen Guangshen Railway Living Service Center	Subsidiary of GRGC
Guangsheng Yangcheng Living Service Center	Subsidiary of GRGC
Pajiangkou Stone Pit	Subsidiary of GRGC
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of GRGC
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC
Guangdong Guangzhou Intercity Rail Transportation Company Limited	Subsidiary of GRGC
Guangshengang Passenger Special Line Company Limited	Subsidiary of GRGC

Associates of our Company
Zengcheng Lihua Stock Company Limited	Associate of our Company
Guangzhou Tiecheng Enterprise Company Limited	Associate of our Company
Shenzhen Guangshen Railway Civil Engineering Company	Associate of our Company

Other Related Party
Guangzhu Railway Company Limited	Entity supervised by the chairman of our Company

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

According to the Framework Agreement, the principal goods and services provided by GRGC and some of its subsidiaries to our Company include the following:

•	production coordination, safety management and scheduling;

•	leasing of locomotives;

•	railway communications;

•	railway network services (including but not limited to passenger coordination, provision of water to trains, locomotive traction and electricity provision and ticket sale services;

•	passenger agency services;

•	maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and locomotive and train repair and maintenance services;

•	agency services for purchase of railway transportation -related materials;

•	security services;

•	hygiene and epidemic prevention services;

•	property management, construction and maintenance services and leasing of properties; and

•	construction project management and supervision services.

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

•

for leasing of locomotives, if the MOR settlement method is available, the prices will be determined in accordance with the settlement price lists issued by the MOR. If the MOR settlement method is not available, the prices will be determined in accordance with the settlement price lists agreed after arm’s length negotiations between the parties. Such prices shall not be higher than (i) those offered by the GRGC and its subsidiaries to the other GRGC subsidiaries, any enterprises invested by GRGC and any independent third party, or (ii) those offered by independent third parties in the market;

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

The chart below sets forth the material transactions we undertook with related parties in 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	(RMB thousands)

Provision of Services
Revenue collected by the MOR for services provided to GRGC and its subsidiaries	1,069,053	1,115,028	1,155,391
Revenue collected through GRGC for provision of repairing services for cargo trucks	220,000	191,369	—
Provision of train transportation services to GRGC and its subsidiaries	208,860	347,849	407,220
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries	—	—	273,460

Receipt of Services
Cost settled by the MOR for services provided by GRGC and its subsidiaries	1,530,479	1,367,444	1,488,224
Train transportation services provided by GRGC and its subsidiaries	347,969	428,288	637,099
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway Company	369,257	144,750	115,190
Provision of construction services by GRGC and its subsidiaries	241,753	115,075	224,892
Provision of repair and maintenance services by GRGC and its subsidiaries	115,455	171,154	260,118

Purchase
Purchase of materials and supplies from GRGC and its subsidiaries	631,149	431,988	709,014

Sales
Sales of materials and supplies to GRGC and its subsidiaries	2,520	17,827	23,696

Others
Operating lease rental paid to GRGC for the leasing of land use rights	51,200	52,400	53,600
Acquisition of certain assets and liabilities from GRGC’s subsidiaries	—	—	14,920
Compensation of loss on construction-in-progress from Guangzhu Railway Company Limited	—	—	17,039

As of December 31, 2009, 2010 and 2011, we had the following material balances with our related parties:

	As of December 31,
	2009	2010	2011
	(RMB thousands)

Due from GRGC	113,195	299,400	309,159

- Trade receivables (1)	108,341	292,504	296,449
- Prepayment and other receivables	4,854	6,896	12,710

Due to GRGC	63,396	18,408	37,374

- Trade payables (1)	53,955	9,694	36,105
- Prepayment and other payables (3)	9,441	8,714	1,269

Due from subsidiaries of GRGC	28,733	33,629	219,188

- Trade receivables	13,126	26,682	191,230
Less: impairment provision	113	19	19
- Prepayment and other receivables	15,720	6,966	27,977

Due to subsidiaries of GRGC	230,260	158,522	187,499

- Trade payables (2)	174,054	135,999	164,221
- Other payables (3)	56,206	22,523	23,278

Due from an associate	1,312	1,451	1,733

- Trade receivables	—	22	—
- Other receivables	13,624	13,741	14,045
Less: impairment provision (5)	12,312	12,312	12,312

Due to an associate	9,534	6,991	5,803

- Trade payables	135	—	2
- Other payables (4)	9,399	6,991	5,801

Due from Guangzhu Railway Company Limited	—	—	17,039

- Prepayment and other receivables	—	—	17,039

Payables for fixed assets and construction-in-progress	101,316	96,328	145,416

- GRGC and its subsidiaries	101,316	77,423	123,107
- Associates	—	18,905	22,309

(1)	The trade balances due from/to GRGC and subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(2)	The trade balances due to subsidiaries of GRGC mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between us and the related parties.
(3)	The non-trade balances due to subsidiaries of GRGC mainly represent the deposits of related parties maintained in the deposit-taking center of our Company.
(4)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.
(5)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As of December 31, 2011, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2011. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2011 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

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

The chart below sets forth the material transactions our Company undertook with the MOR in 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	(RMB thousands)

Recurring Transactions:
Income
Revenue collected from the MOR, including revenue collected by the MOR for services provided to GRGC and its subsidiaries
- Passenger transportation	6,542,333	7,569,570	7,769,115
- Freight transportation	752,561	835,216	831,860
- Railway network usage and services	3,105,654	3,115,911	3,254,511

- Repairing services for cargo trucks(1)	—	—	221,386

Charges and Payments
Services charges allocated from the MOR, including cost settled by the MOR for services provided to GRGC and its subsidiaries	2,404,966	2,487,995	2,721,039
Operating lease rentals paid/payable to the MOR	162,651	178,917	200,693

(1)	Such revenue was collected through Guangzhou Railway Group before 2011. Since 2011, such revenue has been collected through the MOR.

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

As of December 31, 2009, 2010 and 2011, we had the following material balances maintained with the MOR:

	As of December 31,
	2009	2010	2011
	(RMB thousands)

Due from the MOR
- Trade receivables	273,300	24,805	18,017

Due to the MOR
- Trade payables	—	166,271	193,856

C. Interests of Experts and Counsel

Not applicable

I TEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-78 following ITEM 19.

A.7 Legal Proceedings

We have been unable to recover the deposit from Li Cheng Credit Cooperative (“Li Cheng”) upon maturity. We have initiated several legal proceedings against Li Cheng in order to enforce recovery but so far have not succeeded. As a result, for the year ended December 31, 2011, we had a provision for impairment loss of RMB 31,365,000 against the principal balance of a deposit placed with Li Cheng.

Except as disclosed, we are not a party to any material legal proceeding and no material legal proceeding is known to us to be pending against us or with respect to our properties.

A.8 Dividend Distributions

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

See “ITEM 10. ADDITIONAL INFORMATION—E. Taxation” for a discussion of the tax consequences related to the receipt of dividends.

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

On March 27, 2012, our Board of Directors proposed a final dividend distribution of RMB 0.10 per share to our shareholders for the year ended December 31, 2011. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders held on May 22, 2012.

B. Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2011.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Price Range of our H shares and ADSs

As of December 31, 2011 and April 12, 2011, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2011 and April 12, 2012, there were, respectively, 4,252,652 ADSs and 4,133,212 ADSs outstanding held by 176 and 172 registered holders.

The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
2007	45.22	27.11	6.91	4.40
2008	36.45	13.72	5.71	2.10
2009	25.52	13.83	3.93	2.23
2010	22.26	16.03	3.48	2.56
January to March	21.91	19.83	3.48	3.07
April to June	20.49	16.03	3.14	2.56
July to September	18.95	16.76	2.92	2.62
October to December	22.26	18.28	3.40	2.82
2011	21.67	13.82	3.40	2.22
January to March	21.15	18.02	3.32	2.78
April to June	21.67	19.00	3.40	2.91
July to September	21.31	14.81	3.32	2.22
October to December	18.26	13.82	2.90	2.25
October	18.21	13.82	2.86	2.25
November	18.26	16.83	2.90	2.25
December	18.18	16.99	2.83	2.65
2012
January	18.41	17.37	2.84	2.70
February	19.90	18.02	3.16	2.78
March	19.66	18.48	3.09	2.91
April (through April 23)	20.12	18.63	3.07	2.92

During the year ended December 31, 2011, we did not purchase, sell or redeem any of our H shares.

In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.

B. Plan of Distribution

Not applicable.

C. Markets

Our H shares are listed on the HKSE under the stock code “00525” and American Depositary Shares representing our H shares are listed on the New York Stock Exchange under the stock code “GSH”. Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code “601333.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is 广深铁路股份有限公司, and its English translation is Guangshen Railway Company Limited.

A. Share Capital

We issued a total of 2,747,987,000 A shares in our initial public offering of A shares on the PRC domestic market in December 2006, and raised proceeds of approximately RMB 10.0 billion. Each A share has a par value of RMB 1.00 and has been listed for trading on the Shanghai Stock Exchange.

The total number of shares of our Company after the A Share Offering is 7,083,537,000.

As of December 31, 2011, our issued share capital consisted of:

Type of share capital	Number of shares	Percentage of shares (%)

Domestic tradable shares with restriction on sales (A shares)	274,798,700	3.88
Domestic tradable shares without restriction on sales (A shares)	5,377,438,300	75.91
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.00

Public Float

As of April 26, 2012, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

Pre-Emptive Rights

There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

B. Memorandum and Articles of Association

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

C. Material Contracts

Except for the agreements we entered into in connection with the issuance of the Notes and the Framework Agreement we entered into with GRGC, as discussed in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—B. Liquidity and Capital Resources” and “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS”, all other material contracts we entered into during the fiscal years of 2010 and 2011 were made in the ordinary course of business.

D. Exchange Controls

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of RMB into U.S. dollars in China currently must be based on the People’s Bank of China rate. The People’s Bank of China rate is set based on the previous day’s Chinese inter-bank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 16, 2012. As of April 26, 2012 this change in policy has resulted in a more than 30% appreciation of the RMB against the U.S. dollar since July 2005.

Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2011, due to the continuous appreciation of RMB against U.S. dollar and Hong Kong dollar, we incurred a foreign exchange loss of approximately RMB 2.8 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2011, we maintained the equivalent of approximately RMB 106.6 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

E. Taxation

PRC Taxation

Tax Basis of Assets

As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.

Income Tax

From January 1, 1994 to December 31, 2007, income tax payable by PRC domestic enterprises (other than foreign-invested enterprises), including state owned enterprises and joint stock companies, had been governed by the PRC Enterprise Income Tax Provisional Regulations and its implementation measures, or EIT Regulations, which provided for an income tax rate of 33%, unless a lower rate was provided by law or administrative regulations. Our Company was generally subject to tax at a rate of 33% pursuant to the EIT Regulations. However, as a result of our incorporation in the Shenzhen Special Economic Zone, our corporate income tax rate was reduced to 15%. Pursuant to an approval from the Shenzhen Local Tax Bureau dated November 12, 1997, our Company was also entitled to a 50% further reduction of income tax arising from our high-speed train services in 1997, 1998 and 1999. To the extent that our Company engaged in other businesses through its subsidiaries, those other companies were subject to corporate income tax rates of either 15% (Shenzhen or other special economic zones) or 33% (applicable to places other than Shenzhen), depending mainly on their places of incorporation.

The EIT Law took effect on January 1, 2008. According to the EIT Law and the Notice Regarding Implementation of the Preferential Enterprise Income Tax in the Transition Period issued by the State Council, the preferential income tax rate of 15% that was applicable to companies incorporated in Shenzhen and other special economic zones was phased out over five years beginning on January 1, 2008, and after such five-year period, is changed to 25%, i.e., the unified income tax rate applicable to almost all domestic companies in the PRC with minor exceptions. Within the five-year transitional period, the tax rates applicable to those companies which used to enjoy a preferential tax rate of 15% are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively.

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

Tax on Dividends

For an Individual Investor. According to the Individual Income Tax Law of the PRC, an income tax of 20% shall be withheld on dividend payments from PRC enterprises to an individual. For a foreign individual who is not a resident of the PRC, according to the Notice on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 issued by the PRC State Tax Bureau, the receipt of dividends from a company in the PRC is normally subject to 10% PRC withholding tax. A foreign individual of countries which have entered into a double taxation agreement with the PRC with an applicable treaty rate which is above 10 percent but below 20 percent will be subject to the treaty rate in the relevant tax treaty. A foreign individual of countries which have not entered into any double taxation agreement with the PRC or in any other case will be subject to 20% PRC withholding tax.

For An Enterprise. According to the EIT Law and its implementing rules, and pursuant to the Notice on the Issues Regarding Withholding of the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H-share Holders Which Are Overseas Non-resident Enterprises issued by State Administration of Taxation on November 6, 2008, when a non-PRC-resident enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, or a non-PRC-resident enterprise with establishment or office in the PRC receives dividends from a company in the PRC, which dividends so received are not effectively connected with such establishment or office, the non-PRC-resident enterprise is normally subject to a PRC withholding tax of 10% under the EIT Law.

Capital Gains Tax

For An Individual Investor. According to the Notice Concerning the Continuation of Exemption from Individual Income Tax on the Income from Stocks Transfer issued by the PRC Ministry of Finance and the PRC State Tax Bureau on March 30, 1998, effective from January 1, 1997, gains realized by individuals from transferring stocks of listed companies are still not subject to income tax.

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

Distributions on the H shares or ADSs

The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, for taxable years beginning prior to January 1, 2013, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for United States federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States,

but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year the dividend is paid or the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC (and were not a PFIC for our prior taxable year) and we are considered eligible for the benefits of the US—PRC tax treaty. Our status as a qualified foreign corporation, however, may change.

Distributions by a corporation that exceed its current and accumulated earnings and profits (as determined for United States federal income tax purposes) generally are treated as a return of capital to the extent of a shareholder’s basis in the corporation’s shares, and thereafter as capital gain. We do not maintain calculations of our current and accumulated earnings and profits as determined for United States federal income tax purposes, and you should expect that the full amount of any distribution to you will be treated as a dividend for United States federal income tax purposes. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the US—PRC tax treaty, may be creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

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

If any PRC tax is withheld from your gain on a disposition of H shares or ADSs, such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign source income. However, in the event that PRC tax is withheld, a U.S. holder that is eligible for the benefits of the US—PRC tax treaty may be able to treat the gain as foreign source income for foreign tax credit limitation purposes.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2011 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

•	fall within various other exempt categories, and, when required, demonstrate this fact; or

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

Hong Kong Estate Duty

Prior to February 11, 2006, estate duty was levied on the value of property situated in Hong Kong passing or deemed passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. Estate duty was abolished effective from February 11, 2006 and estates of persons who passed away on or after February 11, 2006 are therefore not subject to estate duty.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2010 and 2011.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2010 and 2011 are set forth below.

		As of December 31,
Monetary assets and liabilities	Currency	2010	2011
	denomination	(RMB thousands)

Current assets
Cash and cash equivalents	USD	322	261
Cash and cash equivalents	HKD	103,221	106,054
Other receivables	HKD	549	244

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We incurred a foreign exchange loss of RMB 2.8 million for the year ended December 31, 2011. As of December 31, 2011, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB 106.6 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB 5.3 million in these balances.

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

Interest Rate Risks

As of December 31, 2011, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Our interest rate risk arises mainly from the bonds payable in connection with our issuance in December 2009 of RMB 3.5 billion 4.79% fixed rate notes due 2014, which were issued at a fixed interest rate and exposed us to fair value interest rate risk.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2011, at present and in our normal course of business, we are not subject to any other material market-related risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

JPMorgan Chase Bank, N.A. is the depositary for our ADSs. The depositary’s office is located at No.13 Building, 4 New York Plaza, New York, NY 10004. On April 25, 2008, JPMorgan Chase Bank, N.A. signed an agreement with Wells Fargo Bank, pursuant to which Wells Fargo Bank will provide the depositary service for our ADSs on behalf of JPMorgan Chase Bank, N.A. Each of our ADRs represents 50 H shares of par value RMB1.00 per share.

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

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse certain expenses incurred by us in connection with our ADR program. The depositary reimbursed us, or waived its fees and expenses, of approximately US$ 49,511 for the year ended December 31, 2011.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2011:

Category of Expenses	Amount (US$)
Investor relations	8,678
Broker reimbursements	40,833
NYSE listing fee	—
Total	49,511

Indirect Payments

The depositary has also agreed to waive certain fees for standard costs associated with the administration of our ADS program. The table below sets forth those expenses that the depositary waived in the year ended December 31, 2011:

Category of Expenses	Amount (US$)
Fees waived	300,000.00

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2011. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2011, under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PwC was our auditor for 2011, 2010 and 2009.

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2010 and 2011.

	2010	2011
	(RMB millions)

Audit Fees	8.68	7.80
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	8.68	7.80

Notes:

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2011, there did not exist any amount that became payable but remained outstanding.

All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2011, there was no purchase, sale or redemption of our H  shares or ADSs by us, or any of our subsidiaries.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-75 following ITEM 19.

ITEM 19. EXHIBITS

(a)	See pages F-1 to F-75 following this item.

(b)	Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Association*****

2.1	Form of Amendment No. 1 to Deposit Agreement*

2.2	Form of American Depositary Receipt*

4.1	Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company**

4.2	Master comprehensive services agreements dated November 5, 2007 between Guangshen Railway Company Limited and each of GRGC, GEDC and Yangcheng Railway Company***

4.3	English summary of certain material terms of the RMB 3.5 billion of 4.79% fixed rate notes due 2014*****

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2011

11.1	Code of Ethics for the Senior Management as amended on April 29, 2009****

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Registrant’s Form F-6EF filed with the SEC on April 24, 2009.

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.

***	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2008.

****	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.

*****	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 22, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 26, 2012	By:	/s/ Li Wenxin
Li Wenxin
Chairman of the Board of Directors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated comprehensive income statements, consolidated cash flow statements and the consolidated statements of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited and its subsidiaries (the “Group”) at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report On Internal Control over Financial Reporting in Item 15 appearing on pages 100 and 101 of the 2011 Annual Report . Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits . We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

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

PricewaterhouseCoopers

Hong Kong

April 26, 2012

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2010 AND 2011

(Amounts in thousands)

			December 31
	Note		2010	2011	2011
			RMB	RMB	US$*

ASSETS
Non-current assets
Fixed assets	6		24,466,130	23,987,080	3,813,526
Construction-in-progress	7		752,862	911,962	144,986
Prepayments for fixed assets and construction-in-progress			21,650	16,986	2,700
Leasehold land payments	8		560,391	544,403	86,551
Goodwill	9		281,255	281,255	44,715
Investments in associates	11		120,661	125,920	20,019
Deferred tax assets	12		112,621	108,079	17,183
Deferred employee costs	13		5,964	1,800	286
Available-for-sale investments	16		53,826	53,826	8,557
Long-term receivable	17		35,122	34,108	5,423

			26,410,482	26,065,419	4,143,946

Current assets
Materials and supplies	18		255,079	330,736	52,581
Trade receivables	19		592,819	613,999	97,614
Prepayments and other receivables	20		78,564	144,436	22,963
Short-term deposits	21		608,500	3,686,000	586,010
Cash and cash equivalents	21,35	(c)	2,659,058	1,366,757	217,291

			4,194,020	6,141,928	976,459

Total assets			30,604,502	32,207,347	5,120,405

Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	22		7,083,537	7,083,537	1,126,159
Share premium			11,564,581	11,564,581	1,838,566
Other reserves	23		2,087,957	2,269,095	360,746
Retained earnings			3,431,942	4,417,393	702,288

			24,168,017	25,334,606	4,027,759

Non-controlling interests			54,559	52,802	8,395

Total equity			24,222,576	25,387,408	4,036,154

Liabilities
Non-current liabilities
Deferred income related to government grants	24		95,093	96,022	15,266
Bonds payable	25		3,471,994	3,478,568	553,031
Employee benefits obligations	26		197,386	168,276	26,753

			3,764,473	3,742,866	595,050

Current liabilities
Trade payables	27		1,174,644	1,064,741	169,275
Payables for fixed assets and construction-in-progress			477,806	814,129	129,432
Dividends payable			54	25	4
Income tax payable			181,465	316,731	50,355
Accruals and other payables	28		783,484	881,447	140,135

			2,617,453	3,077,073	489,201

Total liabilities			6,381,926	6,819,939	1,084,251

Total equity and liabilities			30,604,502	32,207,347	5,120,405

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB 6.29, which is rounded from 6.2939,the certified exchange rates for December 30, 2011 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2011 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share and per ADS data)

			Years ended December 31
	Note		2009	2010	2011	2011
			RMB	RMB	RMB	US$*
			(Note 41)	(Note 41)
Revenue from Railroad Businesses
Passengers	41		6,841,659	7,377,145	8,026,512	1,276,075
Freight	41		1,164,851	1,315,347	1,386,753	220,469
Railway network usage and other transportation related services	41		3,504,979	3,888,367	4,255,996	676,629

			11,511,489	12,580,859	13,669,261	2,173,173
Revenue from other businesses			874,268	903,589	1,021,574	162,413

Total revenue			12,385,757	13,484,448	14,690,835	2,335,586

Operating expenses
Railroad businesses
Business tax			(266,951)	(312,265)	(369,115)	(58,683)
Labour and benefits	29		(2,277,057)	(2,662,299)	(2,973,529)	(472,738)
Equipment leases and services			(2,974,805)	(3,235,868)	(3,604,408)	(573,039)
Land use right leases	37	(b)	(51,200)	(52,400)	(53,600)	(8,521)
Materials and supplies			(1,395,333)	(1,457,769)	(1,530,659)	(243,348)
Repair and facilities maintenance costs, excluding materials and supplies			(588,331)	(828,438)	(647,120)	(102,881)
Depreciation of fixed assets			(1,267,907)	(1,325,032)	(1,344,927)	(213,820)
Amortization of leasehold land payments			(15,001)	(15,001)	(15,001)	(2,385)
Social services charges			(373,321)	(144,750)	(115,190)	(18,313)
Utility and office expenses			(111,816)	(125,989)	(128,795)	(20,476)
Others			(329,556)	(321,685)	(340,789)	(54,179)

			(9,651,278)	(10,481,496)	(11,123,133)	(1,768,383)

Other businesses
Business tax			(24,671)	(26,359)	(32,148)	(5,111)
Labour and benefits	29		(347,842)	(373,420)	(414,326)	(65,871)
Materials and supplies			(318,123)	(334,501)	(391,673)	(62,269)
Depreciation of fixed assets			(24,783)	(24,178)	(25,034)	(3,980)
Amortization of leasehold land payments			(988)	(987)	(987)	(157)
Utility and office expenses			(80,960)	(86,329)	(113,700)	(18,076)

			(797,367)	(845,774)	(977,868)	(155,464)

Total operating expenses			(10,448,645)	(11,327,270)	(12,101,001)	(1,923,847)
Other expense, net	30		(16,808)	(47,060)	(25,786)	(4,100)

Profit from operations			1,920,304	2,110,118	2,564,048	407,639
Finance costs	31		(236,287)	(186,172)	(190,970)	(30,361)
Share of results of associates	11		773	1,361	5,259	836

Profit before income tax			1,684,790	1,925,307	2,378,337	378,114
Income tax expense	32		(343,403)	(440,389)	(575,965)	(91,568)

Profit for the year			1,341,387	1,484,918	1,802,372	286,546

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$*

Profit for the year		1,341,387	1,484,918	1,802,372	286,546

Other comprehensive income, net of tax		—	—	—	—

Total comprehensive income for the year, net of tax		1,341,387	1,484,918	1,802,372	286,546

Profit attributable to:
Equity holders of the Company		1,342,450	1,486,062	1,804,107	286,821
Non-controlling interests		(1,063)	(1,144)	(1,735)	(275)

		1,341,387	1,484,918	1,802,372	286,546

Total comprehensive income attributable to:
Equity holders of the Company		1,342,450	1,486,062	1,804,107	286,821
Non-controlling interests		(1,063)	(1,144)	(1,735)	(275)

		1,341,387	1,484,918	1,802,372	286,546

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	33	RMB0.19	RMB0.21	RMB0.25	USD0.04

Earnings per equivalent ADS
- Basic and diluted		RMB9.48	RMB10.49	RMB12.73	USD2.02

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB 6.29, which is rounded from 6.2939, the certified exchange rates for December 30, 2011 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2011 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands)

			Year ended December 31,
	Note		2009	2010	2011	2011
			RMB	RMB	RMB	US$*

Cash flows from operating activities:
Cash generated from operations	35	(a)	3,108,375	3,889,382	3,933,083	625,291
Interest paid			(220,288)	(167,650)	(167,650)	(26,653)
Income tax paid			(270,554)	(390,274)	(436,375)	(69,376)

Net cash generated from operating activities			2,617,533	3,331,458	3,329,058	529,262

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets, net of related payables			(1,639,674)	(1,158,399)	(943,390)	(149,983)
Proceeds from disposal of fixed assets and construction-in-progress	35	(b)	28,349	31,156	557	89
Proceeds from disposal of subsidiary			—	—	144	23
Government grants received			—	—	4,100	652
Interest received			24,440	29,127	28,203	4,484
Addition on available-for-sale investments			(7,500)	—	—	—
Increase in short-term deposits with maturities more than three months, net			(506,700)	(94,500)	(3,077,500)	(489,269)
Dividends received			4,931	3,853	4,263	678

Net cash used in investing activities			(2,096,154)	(1,188,763)	(3,983,623)	(633,326)

Cash flows from financing activities:
Proceeds from bonds issuance			3,499,093	—	—	—
Repayments of borrowings			(3,900,000)	—	—	—
Addition from non-controlling interests			1,000	—	—	—
Dividends paid to non-controlling interests’ shareholders			(88)	(5)	(36)	(6)
Dividends paid to the Company’s shareholders			(566,685)	(566,683)	(637,533)	(101,356)
Payments for management fee of bond payables			—	(32,600)	(167)	(27)

Net cash used in financing activities			(966,680)	(599,288)	(637,736)	(101,389)

Net (decrease)/increase in cash and cash equivalents			(445,301)	1,543,407	(1,292,301)	(205,453)

Cash and cash equivalents, at beginning of year			1,560,952	1,115,651	2,659,058	422,744

Cash and cash equivalents, at end of year	35	(c)	1,115,651	2,659,058	1,366,757	217,291

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB 6.29, which is rounded from 6.2939, the certified exchange rates for December 30, 2011 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2011 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands)

	Attributable to equity holders
	Share capital		Share premium		Statutory surplus reserve		Discretionary surplus reserve		Retained earnings		Total		Non-controlling interests		Total equity
	RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
	(Note 22)				(Note 23)		(Note 23)

Balance at January 1, 2009		7,083,537		11,564,501		1,493,170		304,059		2,027,524		22,472,791		55,948		22,528,739
Total comprehensive income		—		—		—		—		1,342,450		1,342,450		(1,063)		1,341,387
Appropriations from retained earnings (Note 23)		—		—		134,902		—		(134,902)		—		—		—
Dividends relating to 2008		—		—		—		—		(566,683)		(566,683)		(88)		(566,771)
Addition from non-controlling interests		—		80		—		—		—		80		920		1,000

Balance at December 31, 2009		7,083,537		11,564,581		1,628,072		304,059		2,668,389		23,248,638		55,717		23,304,355

Balance at January 1, 2010		7,083,537		11,564,581		1,628,072		304,059		2,668,389		23,248,638		55,717		23,304,355
Total comprehensive income		—		—		—		—		1,486,062		1,486,062		(1,144)		1,484,918
Appropriations from retained earnings (Note 23)		—		—		155,826		—		(155,826)		—		—		—
Dividends relating to 2009		—		—		—		—		(566,683)		(566,683)		(14)		(566,697)

Balance at December 31, 2010		7,083,537		11,564,581		1,783,898		304,059		3,431,942		24,168,017		54,559		24,222,576

Balance at January 1, 2011		7,083,537		11,564,581		1,783,898		304,059		3,431,942		24,168,017		54,559		24,222,576
Total comprehensive income		—		—		—		—		1,804,107		1,804,107		(1,735)		1,802,372
Appropriations from retained earnings (Note 23)		—		—		181,138		—		(181,138)		—		—		—
Dividends relating to 2010		—		—		—		—		(637,518)		(637,518)		(22)		(637,540)

Balance at December 31, 2011		7,083,537		11,564,581		1,965,036		304,059		4,417,393		25,334,606		52,802		25,387,408

Balance at December 31, 2011(*)	US$	1,126,159	US$	1,838,566	US$	312,406	US$	48,340	US$	702,288	US$	4,027,759	US$	8,395	US$	4,036,154

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB 6.29, which is rounded from 6.2939, the certified exchange rates for December 30, 2011 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2011 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION

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

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB 4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

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

As at December 31, 2011, the Company had in total approximately 33,400 employees, representing an increase of 1,200 as compared with that of December 31, 2010.

The financial statements were authorised for issue by the board of directors of the Company on April 26, 2012.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION (CONTINUED)

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

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

(a)	New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2011:

•

IAS 24 (Revised), “Related Party Disclosures” is effective for annual periods beginning on or after January 1, 2011. It introduces an exemption from all of the disclosure requirements of IAS 24 for transactions among government related entities and the government.

•

Amendment to IFRS1 “Limited exemption from comparative IFRS7 disclosures for first-time adopters”. The amendment is to provide first-time adopters with the same transition provisions as included in the March 2009 amendment to IFRS7 in relation to relief from presenting comparative information that ended before December 31, 2009 for new fair value disclosures requirements. It is effective for annual periods beginning on or after July 1, 2010 but there is no impact on the Company because it is not a first time adopter of IFRS.

•	Annual improvement project published in 2010 to amend the following standards:

•	IFRS 7 ‘Financial Instruments: Disclosures’

•	IAS 1 ‘Presentation of Financial Statements’

•	Transition requirements for amendments arising as a result of IAS 27 ‘Consolidated and Separate Financial Statements’

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(a)	New and amended standards adopted by the Group (continued)

•	IAS 34 ‘Interim Financial Reporting’

•	IFRIC – Int 13 ‘Customer Loyalty Programmes’

•	IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’

•	IFRS 3 (Revised) ‘Business Combinations’

Except for the improved IFRS1, ‘First-time Adoption of IFRS’ that has been early adopted by the Group in 2010, the amendments do not have significant impact on the Group’s consolidated financial statements.

(b)	Standards, amendments and interpretations to existing standards effective in 2011 but not relevant to the Group:

•

Amendment to IAS 32 “Classification of rights issues” is effective for annual periods beginning on or after February 1, 2010. This is not currently applicable to the Group, as it has not made any rights issue.

•

Amendment to IFRIC – Int 14 “Prepayments of a minimum funding requirement” is effective for annual period beginning on or after January 1, 2011. This is not currently relevant to the Group, as it does not have a minimum funding requirement.

•

IFRIC – Int 19 “Extinguishing financial liabilities with equity instruments” is effective for annual periods beginning on or after July 1, 2010. This is not currently applicable to the Group, as it has no extinguishment of financial liabilities replaced with equity instruments currently.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(c)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning January 1, 2011 and have not been early adopted:

Effective for annual periods beginning on or after

IFRS 1 ‘Severe hyperinflation and removal of fixed dates for first-time adopters’ - Amendment	July 1, 2011
IFRS 7 ‘Disclosures - Transfers of financial assets’ - Amendment	July 1, 2011
IAS 12 ‘Deferred tax: Recovery of underlying assets’ - Amendment	January 1, 2012
IAS 1 ‘Presentation of financial statements’ - Amendment	July 1, 2012
IFRS 10 ‘Consolidated financial statements’ - Amendment	January 1, 2013
IFRS 11 ‘Joint arrangements’ - Amendment	January 1, 2013
IFRS 12 ‘Disclosures of interests in other entities’ - Amendment	January 1, 2013
IFRS 13 ‘Fair value measurement’ - Clarification	January 1, 2013
IAS 19 ‘Employee benefits’ - Amendment	January 1, 2013
IAS 28 ‘Investment in associates and joint ventures’ - Amendment	January 1, 2013
IAS 27 (revised 2011) ‘Separate financial statements’	January 1, 2013
IFRS 7 ‘Financial instruments: Disclosures - Offsetting financial assets and financial liabilities’ - Amendment	January 1, 2013
IFRIC - Int 20 ‘Stripping costs in the production phase of a surface mine’	January 1, 2013
IAS 32 ‘Financial instruments: Presentation - Offsetting financial assets and financial liabilities’ - Amendment	January 1, 2014
IFRS 9, ‘Financial instruments’ - Classification and Measurement	January 1, 2015
IFRS 7 and IFRS 9 ‘Mandatory effective date and transition disclosures’ - Amendment	January 1, 2015

The directors of the Company are in the process of making an assessment of the impact of these new/revised standards to the financial statements of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Subsidiaries

2.2.1	Consolidation

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise from circumstances such as enhanced minority rights or contractual terms between shareholders, etc.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(a)	Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognised in profit or loss.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognised in the comprehensive income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to ‘share of result of associates’ in the comprehensive income statement.

Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives that make strategic decisions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5	Foreign currency transaction

(a)	Functional and presentation currency

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

Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within ‘Finance costs’.

2.6	Fixed assets

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.6	Fixed assets (continued)

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

Note a:

The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.8 and 37(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder (details contained in Note 37(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other (expense)/income – net”, included in the comprehensive income statement.

When revalued assets are sold, the amounts included in other reserves are transferred to retained earnings.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.7	Construction-in-progress

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

2.8	Leasehold land payments

The Group acquired the right to use certain parcels of land for certain of its rail lines, stations and other businesses. The payment paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.

2.9	Goodwill

Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the Balance Sheet.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10	Impairment of investment in subsidiaries, associates and non-financial assets

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

2.11	Financial assets

2.11.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during the year ended December 31, 2010 and 2011.

(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “long-term receivables”, “trade and other receivables”, “short term deposits” and “cash and cash equivalents” in the balance sheet (Notes 2.16 and 2.17).

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11	Financial assets (continued)

2.11.2	Recognition and measurement

Regular way purchases and sales of financial assets are recognised on the trade-date—the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Available-for-sale financial assets are subsequently carried at fair value, except for those investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which shall be measured at cost. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

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

2.12	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13	Impairment of financial assets

(a)	Assets carried at amortised cost

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

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the comprehensive income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the comprehensive income statement.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13	Impairment of financial assets (continued)

(b)	Assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the separate comprehensive income statement. Impairment losses recognised in the separate comprehensive income statement on equity instruments are not reversed through the separate comprehensive income statement.

2.14	Deferred employee costs

(a)	Deferred employee costs from housing benefits

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

By the end of December 31, 2010, all the deferred employee costs from housing benefits have been recognised in operating expenses (see Note 13).

(b)	Other long-term deferred employee costs

Other long-term deferred employee costs are amortised over their estimated useful lives.

2.15	Materials and supplies

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16	Trade and other receivables

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

2.17	Cash and cash equivalents

Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.

2.18	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.19	Trade payables

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

The Group derecognises financial liability when, and only when, the Group’s obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20	Borrowings

Borrowings (including bonds payable) are recognised initially at fair value, net of transaction costs incurred. They are subsequently carried at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the comprehensive income statement over the period of the borrowings using the effective interest method.

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

2.21	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

2.22	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated comprehensive income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22	Current and deferred income tax (continued)

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Outside basis differences

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(c)	Offsetting

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23	Employee benefits

(a)	Defined contribution plan

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

2.24	Provisions

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25	Revenue recognition

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

Revenue from railway business includes revenue from passenger and freight services, revenue from railway network usage and other transportation related services. Other transportation related services include the railway operation service provided to other railway companies and other service provided in relation to passenger and freight transportation. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.

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

Revenue from operating lease arrangements is recognised on a straight-line basis over the period of the respective leases.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.26	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the comprehensive income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the comprehensive income statement on a straight-line basis over the expected lives of the related assets.

2.27	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease.

2.28	Dividend distribution

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

To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is made in accordance with the limits set by the Group.

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

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

	Currency	As at December 31,
Monetary assets and liabilities	denomination	2010	2011
		RMB’000	RMB’000

Cash and cash equivalents	USD	322	261
Cash and cash equivalents	HKD	103,221	106,054
Other receivables	HKD	549	244

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at December 31, 2011, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit before tax for the year would have been RMB 5,300,000 (2010: RMB 5,200,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 2.12% (2009: 1.27% and 2010: 0.87%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bonds payable. The bonds bear interest at fixed rates, and expose the Group to fair value interest rate risk.

(d)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments) and long-term receivable.

The detailed analysis of credit risk is included in Note 15.

There were no other financial assets carrying a significant exposure to credit risk.

(e)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Management monitors rolling forecasts of the Group’s liquidity reserves(cash and cash equivalents) on the basis of expected cash flows.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(e)	Liquidity risk (continued)

Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	RMB’000	RMB’000	RMB’000

At December 31, 2010
Bonds payable (including interests) (Note 25)	167,650	167,650	3,828,410
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,570,044	—	—
Dividends payable	54	—	—
Payables for fixed assets and construction-in-progress	477,806	—	—

At December 31, 2011
Bonds payable (including interests) (Note 25)	167,650	167,650	3,660,760
Trade and other payables excluding statutory liabilities and advance (Notes 27 and 28)	1,496,980	—	—
Dividends payable	25	—	—
Payables for fixed assets and construction-in-progress	814,129	—	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total bonds payable less cash and cash equivalents. Total capital is calculated as ‘equity’, as shown in the consolidated balance sheet plus net debt.

The gearing ratios as at December 31, 2010 and 2011 were as follows:

	As at December 31, 2010	As at December 31, 2011
	RMB’000	RMB’000

Total bonds payable (Notes 25)	3,471,994	3,478,568
Less: Cash and cash equivalents (Note 35(c))	(2,659,058)	(1,366,757)

Net debt	812,936	2,111,811
Total equity	24,222,576	25,387,408

Total capital	25,035,512	27,499,219
Gearing ratio	3%	8%

The increase in the gearing ratio in 2011 is primarily due to the decrease in cash and cash equivalents, as more cash and cash equivalents were invested in the form of time deposits in 2011.

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

As at December 31, 2010 and 2011, the Group did not have any financial instruments that were measured at fair value.

The fair value of bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. As at December 31, 2011, the fair value of bonds payable was approximately RMB 3,405,771,000 (December 31, 2010: RMB 3,422,721,000). The fair values are determined by discounted cash flow method using a discount rate of 5.79% (2010: 5.42%).

As at December 31, 2010 and 2011, the fair values of other financial instruments approximated their carrying values.

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

(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the following: (1) the historical usage of the assets; (2) their expected physical wear and tear; (3) results of recent durability assessment performed; (4) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; (5) the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.8 and 37(b)); (6) the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

The current estimated useful lives are stated in Note 2.6. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2011 would have been decreased/increased by approximately RMB 18,357,000 and RMB 22,437,000 respectively (2009: RMB 17,832,000 and RMB 21,795,000; 2010: RMB 18,712,000 and RMB 22,870,000 respectively).

(b)	Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of cash-generating units have been determined based on the higher of an asset’s fair value less costs to sell and value in use. These calculations require the use of estimates (Note 9).

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

Senior executives consider the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for 2009, 2010 and 2011 are as follows:

	The Company’s Business			All other segments			Elimination			Total
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue	12,212,031	13,249,298	14,339,356	173,726	245,977	351,479	—	—	—	12,385,757	13,495,275	14,690,835
Inter-segment revenue	—	—	—	—	(10,827)	—	—	—	—	—	(10,827)	—
Total revenue	12,212,031	13,249,298	14,339,356	173,726	235,150	351,479	—	—	—	12,385,757	13,484,448	14,690,835

Segment result	1,672,227	1,921,229	2,377,270	21,653	19,527	9,974	(9,090)	(15,449)	(8,907)	1,684,790	1,925,307	2,378,337

Finance costs	(236,437)	(186,101)	(190,832)	150	(71)	(138)	—	—	—	(236,287)	(186,172)	(190,970)
Share of results of associates	773	1,361	5,259	—	—	—	—	—	—	773	1,361	5,259
Depreciation	1,287,978	1,344,525	1,365,364	4,712	4,685	4,597	—	—	—	1,292,690	1,349,210	1,369,961
Amortization of leasehold land payments	15,001	15,001	15,001	988	987	987	—	—	—	15,989	15,988	15,988
Write-down and amortization of deferred employee costs	20,048	73,804	4,286	108	107	23	—	—	—	20,156	73,911	4,309
Recognition of employee benefits obligations	—	97,930	—	1,200	3,059	3,464	—	—	—	1,200	100,989	3,464
Impairment of fixed assets	448	—	4,709	—	—	—	—	—	—	448	—	4,709

Impairment of materials and supplies	—	—	21,590	—	—	—	—	—	—	—	—	21,590
Provision/(reversal of provision) for doubtful accounts	299	(1,659)	106	115	(2)	—	—	—	—	414	(1,661)	106

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2009, 2010 and 2011 is as follows:

	The Company’s Business			All other segments			Elimination			Total
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment result	1,672,227	1,921,229	2,377,270	21,653	19,527	9,974	(9,090)	(15,449)	(8,907)	1,684,790	1,925,307	2,378,337
Income tax expense	(337,689)	(434,752)	(571,154)	(5,714)	(5,637)	(4,811)	—	—	—	(343,403)	(440,389)	(575,965)
Profit for the year	1,334,538	1,486,477	1,806,116	15,939	13,890	5,163	(9,090)	(15,449)	(8,907)	1,341,387	1,484,918	1,802,372

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business			All other segments			Elimination			Total
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	29,370,613	30,555,755	32,158,429	239,228	249,132	233,638	(182,594)	(200,385)	(184,720)	29,427,247	30,604,502	32,207,347

Total segment assets include:
Investment in associates	119,547	120,661	125,920	—	—	—	—	—	—	119,547	120,661	125,920
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,536,779	953,938	1,274,896	6,711	4,831	2,126	—	—	—	1,543,490	958,769	1,277,022

Total segment liabilities	6,145,644	6,410,992	6,845,068	73,800	94,864	88,895	(96,552)	(123,930)	(114,024)	6,122,892	6,381,926	6,819,939

Revenues of approximately RMB 12,076,872,000 (2009 and 2010: RMB 10,400,548,000 and RMB 11,520,697,000) of the Group were settled through the Ministry of Railway of the PRC (“MOR”)(Note 39). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2010
Cost	4,677,195	14,437,512	6,945,305	1,531,255	4,449,452	32,040,719
Accumulated depreciation	(1,055,968)	(1,798,597)	(1,542,569)	(751,348)	(1,855,860)	(7,004,342)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329

Year ended December 31, 2010
Opening net book amount	3,621,227	12,638,915	5,402,736	779,907	2,593,544	25,036,329
Additions	4,335	—	16,272	16,595	131,947	169,149
Transfer from construction-in-progress (Note 7)	153,588	212,188	15,914	185,468	170,126	737,284
Reclassifications	—	—	(492)	4,709	(4,217)	—
Disposals	(1,868)	(47,478)	(64,750)	(8,619)	(4,290)	(127,005)
Depreciation charges	(174,066)	(205,829)	(417,190)	(176,582)	(375,960)	(1,349,627)

Closing net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

At December 31, 2010
Cost	4,832,566	14,593,786	6,873,927	1,522,555	4,716,620	32,539,454
Accumulated depreciation	(1,229,350)	(1,995,990)	(1,921,437)	(721,077)	(2,205,422)	(8,073,276)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

Year ended December 31, 2011
Opening net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130
Additions	38,871	—	33,804	25,799	168,866	267,340
Transfer from construction-in-progress (Note 7)	200,499	345,425	10,165	65,513	209,294	830,896
Reclassifications	(9,318)	1,549	—	85	7,684	—
Disposals	(1,096)	(168,927)	(19,140)	(4,105)	(9,348)	(202,616)
Impairment	—	—	(1,957)	—	(2,752)	(4,709)
Depreciation charges	(182,744)	(208,503)	(402,186)	(169,197)	(407,331)	(1,369,961)

Closing net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080

At December 31, 2011
Cost	5,059,618	14,756,797	6,874,014	1,510,971	4,994,334	33,195,734
Accumulated depreciation	(1,410,190)	(2,189,457)	(2,298,881)	(791,398)	(2,513,980)	(9,203,906)
Impairment	—	—	(1,957)	—	(2,791)	(4,748)

Net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080

As at December 31, 2011, the ownership certificates of certain buildings (“Building Ownership Certificates”) of the Group with an aggregate carrying value of approximately RMB 992,588,000 (December 31, 2010: RMB 916,538,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.

As at December 31, 2011, fixed assets of the Group with an aggregate net book value of approximately RMB 35,482,000 (December 31, 2010: RMB 27,024,000) had been fully depreciated but they were still in use.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

7	CONSTRUCTION-IN-PROGRESS

	2010 RMB’000	2011 RMB’000

At January 1	662,183	752,862
Additions	827,963	1,014,201
Disposals	—	(24,205)
Transfer to fixed assets (Note 6)	(737,284)	(830,896)

At December 31	752,862	911,962

Construction-in-progress as at December 31,2010 and 2011 mainly comprises the construction of new railway stations and improvement on the existing railway equipments in the PRC.

For the year ended December 31, 2011, no interest expenses (2010: Nil) were capitalised in the construction-in-progress balance.

8	LEASEHOLD LAND PAYMENTS

RMB’000

At January 1, 2010
Cost	791,213
Accumulated amortisation	(214,834)

Net book amount	576,379

Year ended December 31, 2010
Opening net book amount	576,379
Amortisation charges	(15,988)

Closing net book amount	560,391

At December 31, 2010
Cost	791,213
Accumulated amortisation	(230,822)

Net book amount	560,391

Year ended December 31, 2011
Opening net book amount	560,391
Amortisation charges	(15,988)

Closing net book amount	544,403

At December 31, 2011
Cost	791,213
Accumulated amortisation	(246,810)

Net book amount	544,403

As at December 31, 2011, land use right certificates (“Land Certificates”) of certain parcels of land of the Group with an aggregate area of 1,620,894 square meters (December 31, 2010: 1,620,894) had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL

RMB’000

Year ended December 31, 2010 and 2011
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At December 31, 2010 and 2011
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

Prior to January 1, 2009, the goodwill had been allocated to a cash-generating units (“CGU”) comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations and no impairment losses had been recognised prior to January 1, 2009.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL (CONTINUED)

The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value-in-use calculations as at December 31, 2011 are as follows:

Railroad business

Gross margin	26.5%
Growth rate	2%
Discount rate	11.21%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at December 31, 2011, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at December 31, 2011, the Group would have no impairment recognised against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10	INVESTMENTS IN SUBSIDIARIES

(i)	As at December 31, 2011, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company		Paid-in capital		Principal activities
		Directly	Indirectly

Dongguan Changsheng Enterprise Company Limited	May 22, 1992	51%	—	RMB	38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limited	November 1, 1991	97.3%	2.7%	RMB	18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	September 11, 1993	55%	—	RMB	10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company Limited	May 8, 1995	67.46%	9.2%	RMB	3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	November 13, 2001	—	100%	RMB	3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	August 16, 1995	75%	25%	RMB	2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	January 2, 1985	41.5%	58.5%	RMB	2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	March 7, 2002	—	100%	RMB	2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company Limited	December 18, 1986	100%	—	RMB	1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	November 23, 1992	100%	—	RMB	1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited	December 27, 1994	50.50%	—	RMB	1,000,000	Warehousing and freight transport agency services
Guangzhou Railway Huangpu Service Company Limited	March 15, 1985	100%	—	RMB	379,000	Cargo loading and unloading, warehousing, freight transportation

All the above subsidiaries are limited liability companies.

(ii)	Subsidiaries disposed

During the year ended December 31, 2011, the Company liquidated Guangzhou Dongqun Advertising Company Limited and no gain or loss was recognised.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Share of net assets	150,350	155,609
Less: provision for impairment in value (Note a)	(29,689)	(29,689)

	120,661	125,920

Note a:

The impairment provision at the Group level as at December 31, 2011 represents provision for full impairment loss in investment in Zengcheng Lihua Stock Company Limited at approximately RMB 29,689,000 (December 31, 2010: RMB 29,689,000) made in prior years (“Zengcheng Lihua Provision”).

The movement of investments in associates of the Group during the year is as follows:

	2010 RMB’000	2011 RMB’000

Beginning of the year	119,547	120,661
Share of results after tax	1,361	5,259
Dividends received and receivable from the associates	(247)	—

End of the year	120,661	125,920

As at December 31, 2011, the Group had direct interests in the following companies which are incorporated / established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-in capital		Principal activities

Shenzhen Guangshen Railway Civil Engineering Company	March 1, 1984	49%	RMB	55,000,000	Construction of railroad properties
Zengcheng Lihua	July 30, 1992	26.98%	RMB	107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services
Tiecheng	May 2, 1995	49%	RMB	343,050,000	Properties leasing and trading of merchandise

All the above associates are limited liability companies and they are unlisted companies.

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

The Group’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

	Assets	Liabilities	Revenue	(Loss)/Profit	% interest held
	RMB’000	RMB’000	RMB’000	RMB’000

2010
Tiecheng	193,651	109,526	12,045	(600)	49%
Other associates	207,397	210,118	302,954	1,961	27%~49%

	401,048	319,644	314,999	1,361

2011
Tiecheng	209,058	123,220	14,262	1,713	49%
Other associates	236,145	256,137	312,093	3,546	27%~49%

	445,203	379,357	326,355	5,259

12	DEFERRED TAX ASSETS/(LIABILITIES)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	123,570	113,610
- Deferred tax assets to be recovered within 12 months	15,021	22,138

	138,591	135,748

Deferred tax liabilities:

- Deferred tax liabilities to crystallise after more than 12 months	(25,695)	(27,367)
- Deferred tax liabilities to crystallise within 12 months	(275)	(302)

	(25,970)	(27,669)

Deferred tax assets (net)	112,621	108,079

The gross movement on the deferred income tax account is as follows:

	2010 RMB’000	2011 RMB’000

At January 1	97,307	112,621
Charged to the comprehensive income statement (Note 32)	15,314	(4,542)

At December 31	112,621	108,079

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At January 1, 2010 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At December 31, 2010 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At December 31, 2011 RMB’000

Deferred tax assets:
Impairment provision for receivables	21,524	(418)	21,106	(668)	20,438
Impairment provision for fixed assets and construction-in-progress	1,964	—	1,964	1,075	3,039
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Impairment provision for materials and supplies	—	—	—	5,398	5,398
Difference in accounting base and tax base in the recognition of fixed assets	24,143	(703)	23,440	(727)	22,713
Difference in accounting base and tax base of employee benefits obligations	67,926	16,683	84,609	(10,836)	73,773
Loss on disposal of fixed assets	—	—	—	2,915	2,915
Other	25	25	50	—	50

	123,004	15,587	138,591	(2,843)	135,748

	At January 1, 2010 RMB’000	(Credited)/ Charged to the comprehensive income statement RMB’000	At December 31, 2010 RMB’000	(Credited)/ Charged to the comprehensive income statement RMB’000	At December 31, 2011 RMB’000

Deferred tax liabilities:
Difference in accounting base and tax base of fixed assets	19,644	(409)	19,235	(4)	19,231
Others	6,053	682	6,735	1,703	8,438

	25,697	273	25,970	1,699	27,669

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB 8,499,000 (December 31, 2010: RMB 5,911,000) that can be carried forward against future taxable income as follows:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Tax losses can be carried forward (Note a)	2,271	4,728
Deductible temporary differences	3,640	3,771

	5,911	8,499

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB 18,911,000 (2010: RMB 9,872,000) will expire in the following years:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

2013	1,924	—
2014	3,877	3,521
2015	4,071	4,071
2016	—	11,319

	9,872	18,911

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

13	DEFERRED EMPLOYEE COSTS

The Group implemented a scheme for selling staff quarters to its employees in 2000. The movement of deferred employee costs is set forth as follows:

	2010 RMB’000	2011 RMB’000
At January 1
Cost	243,380	17,043
Accumulated amortisation	(163,644)	(11,079)

Net book amount	79,736	5,964

Year ended December 31
Opening net book amount	79,736	5,964
Additions	139	145
Write-down (Note a)	(69,828)	—
Amortisation (Note 29)	(4,083)	(4,309)

Closing net book amount	5,964	1,800

At December 31
Cost	17,043	17,188
Accumulated amortisation	(11,079)	(15,388)

Net book amount	5,964	1,800

Note a:

During the year ended December 31, 2010, the Group conducted an organizational structure reform suggested by the MOR where certain employees were transferred either to different departments of the Group or other railway companies outside the Group. As a result of the reform, the Group considers that it is no longer feasible to keep track of the service records of the employees participating in the housing benefit scheme. Therefore, the Group has decided to eliminate the service period restriction relating to the entire employee’s housing benefit scheme and accordingly wrote down the remaining deferred employee costs during the year ended December 31, 2010.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables RMB’000	Available- for-sale RMB’000	Total RMB’000
Assets as per consolidated balance sheet
As at December 31, 2010:
Available-for-sale investments (Note 16)	—	53,826	53,826
Long term receivable (Note 17)	35,122	—	35,122
Trade and other receivables excluding prepayments (Notes 19 and 20)	662,399	—	662,399
Short-term deposits (Note 21)	608,500	—	608,500
Cash and cash equivalents (Note 21)	2,659,058	—	2,659,058

Total	3,965,079	53,826	4,018,905

As at December 31, 2011:
Available-for-sale investments (Note 16)	—	53,826	53,826
Long-term receivable (Note 17)	34,108	—	34,108
Trade and other receivables excluding prepayments (Notes 19 and 20)	733,419	—	733,419
Short-term deposits (Note 21)	3,686,000	—	3,686,000
Cash and cash equivalents (Note 21)	1,366,757	—	1,366,757

Total	5,820,284	53,826	5,874,110

Other financial liabilities RMB’000

Liabilities as per consolidated balance sheet
As at December 31, 2010:
Bonds payable (Note 25)	3,471,994
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,570,044
Dividends payable	54
Payables for fixed assets and construction-in-progress	477,806

Total	5,519,898

As at December 31, 2011:
Bonds payable (Note 25)	3,478,568
Trade and other payables excluding statutory liabilities (Notes 27 and 28)	1,496,980
Dividends payable	25
Payables for fixed assets and construction-in-progress	814,129

Total	5,789,702

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

15	CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000
Trade receivables
Due from MOR	24,805	18,017
Due from related parties	302,810	475,643
Due from third parties	238,631	103,120

	566,246	596,780

Other receivables excluding prepayments
Due from related parties	3,599	13,897
Due from third parties	48,987	66,801

	52,586	80,698

Long-term receivable
Due from third parties	35,122	34,108

For trade and other receivables, management performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors.

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Cash at bank and short-term bank deposits
Placed in listed banks in the PRC	3,264,849	5,052,672
Placed in unlisted banks in the PRC	2,647	35

	3,267,496	5,052,707

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions.

None of the financial assets that are fully performing has been renegotiated in the last year.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

16	AVAILABLE-FOR-SALE INVESTMENTS

	2010 RMB’000	2011 RMB’000

Beginning and the end of the year	53,826	53,826

The equity interests held by the Group and Company in each of these investments are all less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As at December 31, 2010 and 2011, no impairment provision was considered necessary by the directors.

17	LONG-TERM RECEIVABLE

	2010 RMB’000	2011 RMB’000

Opening net book amount	44,229	35,122
Unwinding of interest accrued (Note 30)	2,893	6,986
Repayment received	(12,000)	(8,000)

Closing net book amount	35,122	34,108

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method, by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

18	MATERIALS AND SUPPLIES

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Raw materials	147,220	167,556
Accessories	80,764	84,540
Reusable rail-line track materials	22,645	74,148
Retailing consumables	4,450	4,492

	255,079	330,736

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB 1,922,332,000 (2009: RMB 1,713,456,000 and 2010: RMB 1,792,270,000).

For the year ended December 31, 2011, the Group made provision for write-down of materials and supplies to net realizable values of approximately RMB 21,590,000 (2009 and 2010: Nil). Fair value less costs to sell of these materials and supplies was RMB 1,000,000. The provision had been included in “operating expenses” in the consolidated comprehensive income statement.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	TRADE RECEIVABLES

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Trade receivables	600,070	619,243

Including: receivables from related parties	319,208	487,679

Less: Provision for impairment of receivables	(7,251)	(5,244)

	592,819	613,999

As at December 31, 2010 and 2011, the Group’s trade receivables are all denominated in RMB.

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. As at December 31, 2010 and 2011, the aging analysis of the outstanding trade receivables is as follows:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Within 1 year	566,246	596,780
Over 1 year but within 2 years	6,417	7,245
Over 2 years but within 3 years	6,595	1,607
Over 3 years	20,812	13,611

	600,070	619,243

As at December 31, 2011, the Group’s trade receivables of approximately RMB 17,219,000 (December 31, 2010: RMB 26,463,000) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered. The aging analysis of these trade receivables is as follows:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Over 1 year but within 2 years	6,270	7,245
Over 2 year but within 3 years	6,550	1,607
Over 3 years	13,643	8,367

	26,463	17,219

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	TRADE RECEIVABLES (CONTINUED)

As at December 31, 2011, the Group’s trade receivables of approximately RMB 5,244,000 (December 31, 2010: RMB 7,361,000) had been impaired and provided for. The amount of the provision was approximately RMB 5,244,000 as at December 31, 2011 (December 31, 2010: RMB 7,251,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in unexpected difficult financial conditions. The aging analysis of these receivables is as follows:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Over 1 year but within 2 years	147	—
Over 2 years but within 3 years	45	—
Over 3 years	7,169	5,244

	7,361	5,244

Movements on the provision for impairment of trade receivables are as follows:

	2010 RMB’000	2011 RMB’000

At January 1	9,151	7,251
Provision for impairment loss	90	110
Reversal of impairment loss provision	(1,978)	—
Receivables written off during the year as uncollectible	(12)	(2,117)

At December 31	7,251	5,244

The creation and release of provision for impaired receivables have been included in operating expenses in the comprehensive income statement. Amounts charged to the allowance account are generally written off against the gross accounts receivable balances when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20	PREPAYMENTS AND OTHER RECEIVABLES

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Due from third parties	63,273	84,977
Due from related parties	15,291	59,459

	78,564	144,436

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Other receivables	136,798	186,634
Less: Provision for impairment loss (Note a)	(67,218)	(67,214)

Other receivables, net (Note b)	69,580	119,420
Prepayments (Note c)	8,984	25,016

	78,564	144,436

(a)	Included in the amount was a provision of approximately RMB 31,365,000 set up by the Group in prior years, against the principal balance of a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Group has been unable to recover the deposit from Li Cheng upon maturity and the Group has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success.
(b)	Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group.
(c)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

Movements on the provision for impairment of other receivables are as follows:

	2010 RMB’000	2011 RMB’000

At January 1	66,991	67,218
Provision for impairment loss	234	—
Reversal of impairment loss provision	(7)	(4)

At December 31	67,218	67,214

The carrying amounts of the Group’s prepayment and other receivables are denominated in the following currencies:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

RMB	78,015	144,192
HKD	549	244

	78,564	144,436

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

21	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Cash on hand	62	50
Cash at bank	2,658,996	1,366,707
Term deposits with initial term of over three months (Note a)	608,500	3,686,000

	3,267,558	5,052,757

Note a: The original effective interest rate of time deposits was 3.1% (2010: 1.98%).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

21	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS (CONTINUED)

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

USD	322	261
HKD	103,221	106,054
RMB	3,164,015	4,946,442

	3,267,558	5,052,757

22	SHARE CAPITAL

As at December 31, 2011, the total authorised number of ordinary shares is 7,083,537,000 shares (December 31, 2010: 7,083,537,000 shares) with a par value of RMB 1.00 per share (December 31, 2010: RMB 1.00 per share). These shares are divided into A shares and H shares. Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below), they rank pari passu against each other.

RMB’000
As at December 31, 2010 and 2011

Authorised, issued and fully paid:
A shares subject to sale restrictions
- shares held by the National Council for Social Security Fund of the PRC	274,799

Listed shares
- H shares	1,431,300
- A shares	5,377,438

6,808,738

Total	7,083,537

On September 22, 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“NCSSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, NCSSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, these 274,798,700 shares were still subject to sale and transfer restriction as at December 31, 2011.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

23	RESERVES

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

For the years ended December 31, 2010 and 2011, the directors proposed the following appropriations to reserves of the Company:

	2010		2011
	Percentage	RMB’000	Percentage	RMB’000

Statutory surplus reserve	10%	155,826	10%	181,138

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements. As a result, the appropriations to reserves were made based on the retained earnings determined under IFRS in 2010 and 2011, as the amount of retained earnings under IFRS was lower. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associate adopted under PRC GAAP and IFRS.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

24	DEFERRED INCOME RELATED TO GOVERNMENT GRANTS

	2010 RMB’000	2011 RMB’000

At January 1	97,120	95,093
Additions	1,361	4,100
Amortisation	(3,388)	(3,171)

At December 31	95,093	96,022

25	BONDS PAYABLE

	At January 1, 2011 RMB’000	Addition RMB’000	Amortisation RMB’000	At December 31, 2011 RMB’000

09 Guangshen Tie MTN1	3,471,994	—	6,574	3,478,568

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB 3,500,000,000 on December 17, 2009. The bonds will be matured in five years from the issue date at their nominal value of RMB 3,500,000,000 and bear a coupon interest rate with 4.79% per annum.

On the issue date, the bonds were recognised based on the residual amounts of the principal after deduction of issuance costs of approximately RMB 34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018% per annum.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

26	EMPLOYEE BENEFITS OBLIGATIONS

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Employee benefits obligations	269,180	237,613
Less: current portion included in accruals and other payables (Note 28)	(71,794)	(69,337)

	197,386	168,276

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

The movement in the employee benefits obligation over the year is as follows:

	2010 RMB’000	2011 RMB’000

At January 1	231,939	269,180
Additions (Note 29)	100,989	3,464
Unwinding of interest (Note 31)	7,609	12,066
Payment	(71,357)	(47,097)

At December 31	269,180	237,613

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

27	TRADE PAYABLES

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Payables to third parties	1,028,951	864,413
Payables to related parties	145,693	200,328

	1,174,644	1,064,741

The aging analysis of trade payables was as follows:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Within 1 year	1,164,732	979,116
Over 1 year but within 2 years	8,343	83,080
Over 2 years but within 3 years	554	1,093
Over 3 years	1,015	1,452

	1,174,644	1,064,741

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

28	ACCRUALS AND OTHER PAYABLES

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Due to third parties	745,256	851,099
Due to related parties	38,228	30,348

	783,484	881,447

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Deposits received for construction projects	153,634	124,258
Other taxes payable	162,072	166,930
Salary and welfare payables	86,130	104,612
Other deposits received	96,848	126,549
Advances received from customers	68,085	108,329
Deposits received from ticketing agencies	23,338	30,006
Employee benefits obligations (Note 26)	71,794	69,337
Housing maintenance fund	15,927	16,089
Other payables	105,656	135,337

	783,484	881,447

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

29	LABOUR AND BENEFITS

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Wages and salaries	1,835,560	2,004,467	2,399,028
Provision for medical and other employee benefits	326,018	365,689	447,283
Contributions to a defined contribution pension scheme (a)	316,640	342,002	373,200
Contributions to the housing scheme (b)	125,325	148,661	160,571
Write-down and amortisation of deferred employee costs (Note 13)	20,156	73,911	4,309
Employee benefits obligations (Note 26)	1,200	100,989	3,464

	2,624,899	3,035,719	3,387,855

(a)	Pension scheme

All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

30	OTHER EXPENSES, NET

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Loss on disposal of fixed assets and construction-in-progress	42,053	95,849	129,153
Interest income from banks	(24,440)	(41,510)	(95,612)
Dividend income on available-for-sale investments	(3,000)	(3,853)	(4,263)
Amortisation of government grants	(3,375)	(3,388)	(3,171)
Unwinding of interest accrued on long-term receivable (Note 17)	(4,093)	(2,893)	(6,986)
Write-back of long outstanding payables	(1,932)	(537)	(66)
Others	11,595	3,392	6,731

	16,808	47,060	25,786

31	FINANCE COSTS

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Interest expenses	227,178	167,650	167,650
Unwinding of interest for employee benefit obligations (Note 26)	6,510	7,609	12,066
Amortisation of bonds payable (Note 25)	325	6,193	6,574
Bank charges	2,227	2,325	1,901
Net foreign exchange losses	47	2,395	2,779

	236,287	186,172	190,970

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

32	INCOME TAX EXPENSE

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

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on January 1, 2009. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from January 1, 2009 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2009 to 2012. In 2009, 2010 and 2011, the applicable income tax rate was 20%, 22% and 24% respectively.

An analysis of the current year taxation charges is as follows:

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Current income tax	337,613	455,703	571,423
Deferred income tax (Note 12)	5,790	(15,314)	4,542

	343,403	440,389	575,965

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

32	INCOME TAX EXPENSE (CONTINUED)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Profit before tax	1,684,790	1,925,307	2,378,337

Tax calculated at the statutory rate of 24% (2009 and 2010: 20% and 22%)	336,958	423,567	570,801
Effect of tax rates differentials	(996)	118	42
Effect of income not subject to tax	(745)	(1,147)	(2,285)
Effect of expenses not deductible for tax purposes	7,411	16,955	5,237
Tax losses for which no deferred tax asset was recognised	775	896	2,717
Utilisation of previously unrecognised tax losses	—	—	(547)

Income tax expense	343,403	440,389	575,965

The effective tax rate was 24.2% (2009 and 2010: 20.4% and 22.9%). The increase was mainly caused by the increase in statutory tax rate as explained above.

33	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB 1,804,107,000 (2009 and 2010: RMB 1,342,450,000 and RMB 1,486,062,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2009 and 2010: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

34	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2009, 2010 and 2011 were, RMB 566,683,000 (RMB 0.08 per share), RMB 566,683,000 (RMB 0.08 per share) and RMB 637,518,000 (RMB 0.09 per share) respectively.

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Final, proposed, of RMB 0.10 (2009: RMB 0.08 2010: RMB 0.09) per ordinary share	566,683	637,518	708,354

At a meeting of the directors held on March 27, 2012, the directors proposed a final dividend of RMB 0.10 per ordinary share for the year ended December 31, 2011, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2012.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

35	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit attributable to shareholders to cash generated from operations:

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Profit before income tax:	1,684,790	1,925,307	2,378,337
Adjustments for:
Depreciation of fixed assets (Note 6)	1,292,690	1,349,210	1,369,961
Impairment of fixed assets	448	—	4,709
Impairment of materials and supplies	—	—	21,590
Amortisation of leasehold land payments (Note 8)	15,989	15,988	15,988
Loss on disposal of fixed assets and construction-in-progress (Note 30)	42,053	95,849	129,153
Write-down and amortisation of deferred employee costs (Note 13)	20,156	73,911	4,309
Recognition of employee benefits obligations (Note 26)	1,200	100,989	3,464
Unwinding of interest for employee benefit obligations (Note 26)	6,510	7,609	12,066
Share of results of associates (Note 11)	(773)	(1,361)	(5,259)
Dividend income on available-for-sale investments (Note 30)	(3,000)	(3,853)	(4,263)
Provision (reversal of provision) for doubtful accounts	414	(1,661)	106
Write-back of long outstanding of payables (Note 30)	(1,932)	(537)	(66)
Amortisation of bonds payable (Note 25)	325	(6,193)	6,574
Amortisation of government grants (Note 24)	(3,375)	(3,388)	(3,171)
Interest expenses	227,178	167,650	167,650
Interest income	(28,533)	(44,403)	(67,955)

Operating profit before working capital changes	3,254,140	3,675,117	4,033,193
Increase in trade receivables	(211,176)	(107,701)	(9,599)
Increase in materials and supplies	(29,187)	(23,969)	(28,976)
Decrease/(increase) in prepayments and other receivables	24,117	(6,448)	(24)
Decrease in long-term receivable	8,000	12,000	8,000
Increase/(decrease) in trade payables	150,499	383,289	(113,660)
Decrease in employee benefits obligations	(64,312)	(71,357)	(44,785)
(Decrease)/increase in accrued expenses and other payables	(23,706)	28,451	88,934

Cash generated from operations	3,108,375	3,889,382	3,933,083

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

35	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets and construction-in-progress comprise:

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Net book amount (Note 6 and Note 7)	70,402	127,005	226,821
Receivable arising from disposal of fixed assets	—	—	(28,913)
Transfer to inventories	—	—	(68,198)
Loss on disposal of fixed assets and construction-in-progress	(42,053)	(95,849)	(129,153)

Proceeds from disposal of fixed assets and construction-in-progress	28,349	31,156	557

(c)	Analysis of the balance of cash and cash equivalents:

	As at December 31, 2009 RMB’000	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Cash at bank and in hand	432,651	729,058	1,076,757
Short-term deposits with original maturities no more than three months	683,000	1,930,000	290,000

	1,115,651	2,659,058	1,366,757

36	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

37	COMMITMENTS

(a)	Capital commitments

As at December 31, 2010 and 2011, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Authorised but not contracted for	1,744,503	1,717,800

Contracted but not provided for	99,313	283,880

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow.

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on November 15, 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB 74,000,000 per year. During the year ended December 31, 2011, the related lease rental paid and payable was RMB 53,600,000 (2009 and 2010: RMB 51,200,000 and RMB 52,400,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Group

Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangmeishan Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of the single largest shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Yuehai Railway Company Limited	Subsidiary of the single largest shareholder
Shichang Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway group	Subsidiary of the single largest shareholder
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yangcheng Living Service Centre	Subsidiary of the single largest shareholder
Pajiangkou Stone Pit	Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

Name of related parties	Relationship with the Group

Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder
Guangdong Guangzhu Intercity Rail Transportation Company Limited	Subsidiary of the single largest shareholder
Guangshengang Passenger Special Line Company Limited	Subsidiary of the single largest shareholder

Associates of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

Other related party
Guangzhu Railway Company Limited	Entity supervised by the chairman of the Company

(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2009 RMB’000	2010 RMB’000	2011 RMB’000
Provide Services
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 39)	1,069,053	1,115,028	1,155,391
Revenue collected through Guangzhou Railway Group for provision of repairing services for cargo trucks ((ii) and (vii))	220,000	191,369	—

- For Guangzhou Railway Group and its subsidiaries	17,984	6,173	—
- For other companies	202,016	185,196	—

Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (ii)	208,860	347,849	407,220
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iv)	—	—	273,460

Receive Services
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 39)	1,530,479	1,367,444	1,488,224
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (iii)	347,969	428,288	637,099
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (ii)	115,455	171,154	260,118
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iv)	369,257	144,750	115,190
Provision of construction services by Guangzhou Railway Group and its subsidiaries (ii)	241,753	115,075	224,892

Purchase
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	631,149	431,988	709,014

Sales
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	2,520	17,827	23,696

Others
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 37(b))	51,200	52,400	53,600
Compensation of loss on construction-in-progress from Guangzhu Railway Company Limited	—	—	17,039

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(i)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(iii)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.

(iv)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to purchase price plus a management fee.

(vii)	Such revenue collected through Guangzhou Railway Group for provision of repairing services for cargo trucks was collected through MOR from 2011.

(d)	On December 31, 2011, the Company acquired certain assets and liabilities from Guangzhou Railway Group and three subsidiaries of it (namely Yangcheng Railway Enterprise Development Company, Shenzhen Guangshen Railway Living Service Centre and Guangzhou Yangcheng Living Service Centre) with a total consideration of RMB 14,920,000.

(e)	Key management compensation

Key management includes directors (executive and non-executive), general manager and vice general managers, assistant of general manager, chief financial officer and the company Secretary. During the year ended December 31, 2009, 2010 and 2011, the compensation paid or payable to key management for employee services is RMB 3,562,597, RMB 4,093,000 and RMB 4,140,000 respectively.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	As at December 31, 2010 and 2011, the Group had the following material balances maintained with related parties:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Due from Guangzhou Railway Group	299,400	309,159

- Trade receivables (i)	292,504	296,449
- Prepayments and other receivables	6,896	12,710

Due to Guangzhou Railway Group	18,408	37,374

- Trade payables (i)	9,694	36,105
- Other payables	8,714	1,269

Due from subsidiaries of Guangzhou Railway Group	33,629	219,188

- Trade receivables	26,682	191,230
Less: impairment provision	(19)	(19)
- Prepayments and other receivables	6,966	27,977

Due to subsidiaries of Guangzhou Railway Group	158,522	187,499

- Trade payables (ii)	135,999	164,221
- Other payables (iii)	22,523	23,278

Due from an associate	1,451	1,733

- Trade receivables	22	—
- Prepayments and other receivables	13,741	14,045
Less: impairment provision (v)	(12,312)	(12,312)

Due to an associate	6,991	5,803

- Trade payables	—	2
- Other payables (iv)	6,991	5,801

Due from Guangzhu Railway Company Limited	—	17,039

- Prepayments and other receivables	—	17,039

Payables for fixed assets and construction-in-progress	96,328	145,416

- Guangzhou Railway Group and its subsidiaries	77,423	123,107
- Associates	18,905	22,309

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(f)	As at December 31, 2010 and 2011, the Group had the following material balances maintained with related parties (continued):

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 38(c)(i).

(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 38(c) above).

(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(v)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As at December 31, 2010 and 2011, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH MOR

MOR is the controlling entity of the Company’s single shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.

(a)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with MOR:

	2009 RMB’000	2010 RMB’000	2011 RMB’000
Recurring Transactions:
Income
Revenue collected from the MOR
- Passenger transportation	6,542,333	7,569,570	7,769,115
- Freight transportation	752,561	835,216	831,860
- Railway network usage and services	3,105,654	3,115,911	3,254,511
- Repairing services for cargo trucks(i)	—	—	221,386

Charges and Payments
Services charges allocated from the MOR for equipment lease and services	2,404,966	2,487,995	2,721,039
Operating lease rentals paid/payable to the MOR	162,651	178,917	200,693

(i)	Such revenue was collected through Guangzhou Railway Group before 2011. Starting 2011, such revenue was collected through MOR.

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(b)	As at December 31, 2010 and 2011, the Group had the following material balances maintained with MOR:

	As at December 31, 2010 RMB’000	As at December 31, 2011 RMB’000

Due from MOR
- Trade receivables	24,805	18,017

Due to MOR
- Trade payables	166,271	193,856

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.

41	COMPARATIVE FIGURES

With the change of industry practice due to the revised guidance issued by MOR, management revisited the presentation of the sub-categories of revenue in 2011, which resulted in a change in classification of sub-category items of revenue shown on the comprehensive income statement. Accordingly, certain 2009 and 2010 comparative figures have been reclassified to conform to the current year presentation. Details of the reclassifications are set forth below:

(a)	Revenue arising from provision of services provided to other railway companies in relation to passenger transportation (railway operation services and etc.) was recorded within the “Passenger” category of revenue in the prior years; such revenue has been reclassified to the “Railway network usage and other transportation related services” category of revenue.

(b)	Revenue arising from provision of services provided to other railway companies in relation to those cargo trucks previously unscheduled was recorded within the “Freight” category of revenue in the prior years; such revenue has been reclassified to the “Railway network usage and other transportation related services” category of revenue.

(c)	The category “Railway network usage and services” has been renamed as “Railway network usage and other transportation related services” to properly include the new activities resulted from the above re-classifications.

The effect of the change is tabulated below:

	2009 RMB’000	2010 RMB’000	2011 RMB’000

Decrease in passenger revenue	354,058	726,981	955,563
Decrease in freight revenue	45,267	45,475	45,921
Increase in railway network usage and other transportation related services revenue	(399,325)	(772,456)	(1,001,484)

Management considered that the above reclassifications would enhance the comparability of the 2009 and 2010 financial statements with that of the current year. As the reclassifications have no effect on the earliest balance sheets, management considered that it would be sufficient for the Group merely to disclose the fact.