Form 20-F
period 2012-12-31
GUANGSHEN RAILWAY CO LTD
filed 2013-04-24
CIK 1012139

As filed with the Securities and Exchange Commission on April 25, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2012:

Domestic shares (A shares), par value RMB 1.00 per share	5,652,237,000
H shares, par value RMB 1.00 per share	1,431,300,000

(including 193,138,850 H shares in the form of American Depositary Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐    No ☒

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

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.23 to US$1.00, which is rounded from RMB6.2301, the certified exchange rate for December 31, 2012 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “ITEM 3. KEY INFORMATION—A. Selected Financial Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2007 through April 19, 2013.

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

•

“China Railway Corporation” means the entity set up on March 14, 2013 by the First Session of the 12th National People’s Congress of the PRC to perform the commercial functions formerly performed by the MOR;

•

“Company”, “we”, “our”, “our Company” or “us” means Guangshen Railway Company Limited, a joint stock limited company incorporated in Shenzhen, China with limited liability, and its subsidiaries on a consolidated basis.

•	“HKSE” means the Stock Exchange of Hong Kong Limited.

•	“HKSE Listing Rules” means the Rules Governing the Listing of Securities on the HKSE.

•	“Hong Kong” means The Hong Kong Special Administrative Region of the PRC.

•	“Hong Kong dollars” or “HKD” means Hong Kong dollars, the lawful currency of Hong Kong.

•	“Macau” means the Macau Special Administrative Region of the PRC.

•	“MOR” means the Ministry of Railways, which was dissolved by the First Session of the 12th National People’s Congress of the PRC.

•	“MOT” means Ministry of Transport.

•	“Pearl River Delta” means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

•	“RMB” means Renminbi Yuan, the lawful currency of the PRC.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2011 and 2012, and our Consolidated Comprehensive Income Statement, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2010, 2011 and 2012 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The Selected Consolidated Balance Sheet Data as of December 31, 2008, 2009 and 2010 and our Consolidated Income Statement, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2008 and 2009 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(in thousands except for per share data)
Income Statement Data:
Revenue from railroad businesses

- Passenger	6,500,521	6,841,659	7,377,145	8,026,512	7,841,091	1,258,602
- Freight	1,269,781	1,164,851	1,315,347	1,386,753	1,344,113	215,749
- Railway network usage and other transportation related services	3,052,053	3,504,979	3,888,367	4,255,996	4,890,640	785,014

Subtotal	10,822,355	11,511,489	12,580,859	13,669,261	14,075,844	2,259,365
Revenue from other businesses	866,300	874,268	903,589	1,021,574	1,016,042	163,089

Total revenue	11,688,655	12,385,757	13,484,448	14,690,835	15,091,886	2,422,454
Railroad operating expenses	(9,203,347)	(9,651,278)	(10,481,496)	(11,123,133)	(12,263,021)	(1,968,382)
Other businesses operating expenses	(829,077)	(797,367)	(845,774)	(977,868)	(966,377)	(155,117)

Other income/(expense) and other gains/(losses)-net	21,623	(16,808)	(47,060)	(25,786)	71,815	11,527

Profit from operations	1,677,854	1,920,304	2,110,118	2,564,048	1,934,303	310,482
Profit attributable to equity holders of the Company	1,193,668	1,342,450	1,486,062	1,804,107	1,318,938	211,707
Profit from operations per share	0.24	0.27	0.30	0.36	0.27	0.04
Earnings per share for profit attributable to equity holders of the Company
- Basic and diluted	0.17	0.19	0.21	0.25	0.19	0.03
Dividends declared per share	0.08	0.08	0.09	0.10	0.08	0.01
Earnings per ADS for profit attributable to shareholders of the Company	8.43	9.48	10.49	12.73	9.31	1.49

Balance Sheet Data (at year end):
Working capital	(616,158)	31,118	1,576,567	3,064,855	3,254,818	522,443
Fixed assets	24,922,566	25,036,329	24,466,130	23,987,080	24,524,248	3,936,476
Leasehold land payments	592,368	576,379	560,391	544,403	528,296	84,799
Total assets	29,011,095	29,427,247	30,604,502	32,207,347	32,867,182	5,275,631
Equity attributable to equity holders of the Company	22,472,791	23,248,638	24,168,017	25,334,606	25,945,190	4,164,557
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB 1,00 per value
domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300

Cash Flow Statement Data:
Net cash generated from operating activities	1,641,069	2,617,533	3,331,458	3,329,058	2,177,673	349,546
Net cash used in investing activities	(2,915,785)	(2,096,154)	(1,188,763)	(3,983,623)	(2,160,895)	(346,853)
Net cash generated from /(used in) financing activities	483,317	(966,680)	(599,288)	(637,736)	(708,522)	(113,727)
Purchase of fixed assets and payment for construction-in-progress	(2,947,804)	(1,639,674)	(1,158,399)	(943,390)	(1,836,154)	(294,727)
Dividends paid to shareholders of the Company	(566,683)	(566,685)	(566,683)	(637,533)	(708,354)	(113,700)

Other Data:
Railroad transportation operating income	1,619,008	1,860,211	2,099,363	2,546,128	1,812,823	290,983
Other businesses operating income	37,223	76,901	57,815	43,706	49,665	7,972

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.23 to US$1.00, which is rounded from RMB6.2301, the certified exchange rate for December 31, 2012 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2012 or on any other date.

Exchange Rate Information

We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at US$1.00 = RMB 6.23, which is rounded from RMB 6.2301, the certified exchange rate for December 31, 2012 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was US$1.00 = RMB 6.1772 on April 19, 2013.

The following table sets forth information for the RMB noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3043	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013 (through April 19, 2013)
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1927	6.2078	6.1720

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

Dividends

At a meeting of the directors held on March 26, 2013, the directors proposed a final dividend of RMB 0.08 per ordinary share for the year ended December 31, 2012, which is to be voted up on at our annual general meeting of shareholders scheduled on May 23, 2013.

This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2012, but instead as equity attributable to equity holders of our Company.

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

The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported. Although the global and PRC economies began to show signs of recovery since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and concerns regarding the decreased growth rate of China’s economy. In particular, we experienced decreased inbound freight volume and revenue in 2011 and 2012, partially due to diminished export of PRC commodities affected by the slowdown of the global economic growth and international trades and decelerating economic growth in China, overall downward demand on the transportation market and diversion of customers away to high-speed railways for the passenger and freight transportation business. Any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.

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

We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. With the Wuhan-Guangzhou passenger line commencing operations in December 2009, the Guangzhou-Shenzhen-Hong Kong passenger line commencing operations in December 2011 and the Beijing-Guangzhou passenger line commencing operations in December 2012, the number of passengers using our long-distance train services in the past years has decreased. Although we commenced the operation of more long-distance trains and the newly-built Shenzhen East Station to increase our passenger transportation capacity, we may continue to experience a decrease in the number of passengers using our long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors of the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Competition” for additional information regarding our competition.

Any significant decrease in the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region and elsewhere in China may have a material adverse effect on our revenue and results of operations.

The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, especially Guangdong and Hong Kong, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu or H1N1 or H7N9 influenza or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. For example, we experienced decreased inbound freight volume and revenue in 2011 and 2012, partially due to the State’s tightened policies on property and infrastructure investment projects, which led to a decrease in market demand for steel, cement and other raw materials. Furthermore, following China’s accession to the WTO, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.

Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.

We are subject to extensive PRC laws and regulations relating to the railway transportation industry. Chinese governmental authorities currently regulate pricing, speed, train routes, new railway construction projects, and investment in the railway transportation industry.

In March 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. According to this plan, administrative functions pertaining to railway development planning and policies will be performed by the MOT, other administrative functions previously performed by the MOR will be performed by the State Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR will be performed by the China Railway Corporation. In the transition period between the dissolution of the MOR and the full functioning of the MOT, the State Railway Administration and the China Railway Corporation, there may be uncertainty in the division of functions with the MOR or the entities previously controlled or owned by it, and in our future relationships with the MOT, the State Railway Administration and the China Railway Corporation. Our commercial transactions may be renegotiated and the regulatory landscape may change.

Any significant change in the relevant regulations of the PRC government as a result of these reforms or for any other reason is likely to have a material impact on our business and results of operations. In addition, our ability to respond to changes in our market conditions may be limited by those regulations set by the MOT, State Railway Administration and other Chinese governmental authorities.

Significant changes with respect to the PRC railway industry could adversely affect our business and results of operations

From 2005 to 2010, the PRC railway industry experienced rapid growth in terms of total investment in infrastructure construction from RMB 88 billion to RMB 707 billion, representing a CAGR of 52%, according to statistics published by the MOR. However, after the occurrence of the Wenzhou Railway Accident (defined below) on July 23, 2011, the MOR have adjusted the development scheme of the railway industry for the period from 2011 to 2016 to reduce the budgeted total investment budget in infrastructure construction from the proposed RMB 3.5 trillion to RMB 2.8 trillion. As the railway industry is heavily reliant on capital expenditures on infrastructure construction, the reduced investment in infrastructure construction may have material adverse impact on our future development and results of operations. In addition, to ensure the safe operation of high-speed railway transportation, the MOR also set speed limits on certain high-speed railways. Corresponding with the reduced speed limits, the ticket fare of the affected high-speed railways may be reduced. Although the speed limits do not affect the railways we operate, we cannot assure you that the future policies of the PRC government authorities in relation to railway speed limits will not affect us.

Changes in freight composition in our freight transportation business may adversely affect our results of operations.

Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the restructuring of these industries, the movement of labor, the upgrading of the industrial structure and shift in manufacturing focus in the Pearl River Delta region, we may experience reduced demand for our freight transportation services. For example, some products and materials, such as advanced technological products, which tend to be compact, may be instead shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, in 2009, the aggregate weight of goods we transported decreased by 11.6% from 2008. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.

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

We have been granted certain rights by the MOR and the State Council, with respect to certain aspects of our railroad businesses and operations, and also received legal clarification and confirmation of our asset ownership, corporate powers and relationships with service providers and other entities in the national railway system, in connection with our Restructuring. These rights include the right to own and operate our business and assets, the right to profit and the right of asset disposal. Although these rights were granted to us indefinitely, we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulations or that other railway operators will not be granted similar rights within our service region. For example, since the MOT and State Railway Administration will be assuming the administrative duties formerly performed by the MOR, there may be changes in the regulatory landscape for such rights. If another railway operator is granted similar rights within our service region, the level of competition we face will increase significantly.

Guangzhou Railway (Group) Company, as our largest shareholder and one of our major service providers, may have interests that conflict with the best interests of our other shareholders and our Company.

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2012, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2012, our environmental protection-related expenses were approximately RMB13.0 million, mainly related to the improvement of sewer systems and sound proofing along the Guangzhou-Shenzhen line.

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

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B Related Party Transactions” and Notes 37 and 38 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by the MOR within the PRC, we work in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the MOR based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by the MOR based on our own data and information, the amount of settlement is finally determined by the MOR. We expect that the China Railway Corporation will assume the duties of the MOR and operate in the same way.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2010, 2011 and 2012, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed floating band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 16, 2012. As of April 19, 2013, this change in policy has resulted in a more than 30% appreciation of the RMB against the U.S. dollar since July 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “ITEM 3. KEY INFORMATION—A. Selected Financial Data” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Currency Risks.” We cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

The SEC has recently initiated proceedings against five PRC-based accounting firms, including an independent registered public accounting firm which has a substantial role in the audit of our company, and as a result, we may become noncompliant with the requirements for our financial statements under the Exchange Act.

In December 2012, the SEC initiated administrative proceedings against five PRC-based accounting firms, including an independent registered public accounting firm which has a substantial role in the audit of our Group. The SEC alleges that these firms have violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide the SEC with work papers related to their audits of certain PRC-based companies. These companies are publicly traded in the United States and are the subjects of ongoing SEC investigations. We were not and are not the subject of any SEC investigations, nor are we involved in the proceedings brought by the SEC against these accounting firms.

If the SEC is successful in the proceedings, these accounting firms, including the independent registered public accounting firm which has a substantial role in the audit of our company, may temporarily or permanently lose the ability to practice before the SEC. While we cannot predict the outcome of the SEC’s proceedings, if the independent registered public accounting firm which has a substantial role in the audit of our company was temporarily or permanently unable to practice before the SEC and we were unable to find another registered public accounting firm which could perform such substantial role in the audit of our company in time, we may become noncompliant with the requirements for our financial statements under the Exchange Act. Failure to promptly remedy such noncompliance could ultimately lead to our deregistration or the delisting of our common stock from the NYSE, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

Passenger transportation is our principal business. As of December 31, 2012, we operated 233.5 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 115.5 pairs of long-distance trains. We have successfully carried out our “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed” or “CRHs”, every 10 minutes on average during peak hours between Guangzhou and Shenzhen.

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

We have extended our passenger and freight transportation business to include railway operation services with the commencement of WGPR in December 2009. So far, we have provided such service to WGPR, GZIR and GSHER. With the completion and commencement of operation of a series of high-speed railways and inter-city railways in the “Pan Pearl River Delta” in the future, our geographical coverage of railway operation service will be more extensive. We also intend to grow our business through railway operation services.

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

As of April 19, 2013, we had 47 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

B. Business Overview

Business Operations

Our principal businesses are railroad passenger, freight transportation, railway network usage and other transportation-related services, which collectively generated 93.3% of our total revenue in 2012. The remaining 6.7% of our total revenue in 2012 mainly consists of sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation.

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

In February 2009, we launched the Finance IC card and Fastpass card systems at stations along the Guangzhou-Shenzhen line, which enabled the passengers to board the trains by flashing the cards without having to queue for tickets. This has led to an increase in the passenger volume along the Guangzhou-Shenzhen line as it brings more convenience to our customers. From May 1, 2009, we began to operate our Guangzhou-Shenzhen inter-city trains under a stop-at-all-stations operating model, which allows passengers to get on and off the trains at all intermediary stations on that line, including Dongguan, Shilong and Zhangmutou stations. In addition, in order to increase the transportation capacity of our long-distance passenger lines, beginning from January 1, 2009, we converted the Guangzhou-Xi’an temporary passenger trains to regular passenger trains. Starting in September 2011, in order to facilitate the adoption of our real-name ticketing systems, we have ceased operations of the Fastpass card systems.

In June 2011, stations along the Guangzhou-Shenzhen line implemented the real-name ticketing system, allowing passengers to use their identification cards to purchase tickets and board trains without customer service representatives. We have installed 121 real-name ticketing machines along the Guangzhou-Shenzhen line which are capable of selling tickets to customers who provide their 2nd generation China identification cards or Hong Kong and Macau identification cards. Customers can also purchase tickets for our Guangzhou-Shenzhen inter-city trains online. In 2012, we installed an additional 40 real-name ticketing machines along the Guangzhou-Shenzhen line. We now have a total of 161 ticketing machines along the Guangzhou-Shenzhen line.

In 2012, in spite of a series of ‘growth stabilization’ control policies successively adopted by the PRC government in face of complex and changing economic environment both in China and overseas, the Chinese economy tumbled downwards with the GDP growth rate going down to 7.8%, whereas the railway transportation business also merely maintained truncated growth despite being a fundamental industry. For the entire year, all railways in the nation recorded a passenger delivery volume of 1,893 million persons, representing a year-to-year increase of 4.8%, while the tonnage of freight maintained at similar level as last year at 3,892 million tonnes. Facing an unfavorable operating environment comprising decelerating economic growth, overall downward demand on the transportation market and diversion of customers away to high-speed railways, our Board, management and entire staff persisted in following the spearhead of scientific development, strictly upheld the our operating objectives, accelerated migration of operation development mode, vigorously improved infrastructure safety proactively promoted the strategy of diversified operation, stepped up regulation of operation management, strived to enhance the quality of services, improved the production and living environments for its staff in real terms, and catalyzed the harmonic stability and our healthy development. All these enabled the us to achieve a passenger delivery volume of 84.6 million persons, a tonnage of freight of 21.4 million tonnes for the entire year, generating operating revenues of RMB 15,091.9 million, consolidated profit attributable to equity holders of RMB1,318.9 million, and basic earnings per share of RMB0.19.

In 2012, our operating revenues were RMB15,091.9 million, representing an increase of 2.7% from RMB14,690.8 million of the same period of last year, among which revenues from passenger transportation, freight transportation, railway network usage and other transportation related services, and other businesses were RMB7,841.1 million, RMB1,344.1 million, RMB4,890.6 million and RMB1,016.1 million, respectively, accounting for 52.0%, 8.9%, 32.4% and 6.7% of the total revenues, respectively. Profit from operation was RMB1,934.3 million, representing a year-on-year decrease of 24.6% from RMB2,564.0 million; consolidated profit attributable to equity holders was RMB1,318.9 million, representing a year-on-year decrease of 26.9% from RMB1,804.1 million.

The table below summarizes our railroad transportation revenue and traffic volume in each of the five years ended December 31, 2008, 2009, 2010, 2011 and 2012.

	Year ended December 31,
	2008	2009	2010	2011	2012
Passenger Transportation
Total passenger revenue (RMB millions)	6,500.52	6,841.66	7,377.14	8,026.51	7,841.09
Total passengers (millions)	83.82	81.84	84.92	90.83	84.60
Total passenger-kilometers (millions)	27,923.70	27,233.10	27,472.00	28,523.99	26,788.80
Revenue per passenger-kilometer (RMB)(1)	0.23	0.25	0.27	0.28	0.29
Freight Transportation
Total freight revenue (RMB millions)	1,269.78	1,164.85	1,315.35	1,386.75	1,344.10
Total freight tonnes (millions)	70.14	61.99	67.93	68.70	62.70
Revenue per tonne (RMB)(2)	18.10	18.79	19.36	20.18	21.45
Total tonne-kilometers (millions)	15,557.37	13,446.70	15,191.43	15,519.10	14,620.5
Revenue per tonne-kilometer (RMB)(3)	0.08	0.09	0.09	0.09	0.09
Railway Network Usage and other transportation-related services (RMB millions)	3,052.05	3,504.98	3,888.37	4,256.00	4,890.64

(1)	Revenue per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business.
(2)	Revenue per tonne is calculated by dividing total freight revenue by total freight tonnes. Management believes that revenue per tonne is a useful measure for assessing the revenue levels of our freight transportation business.
(3)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenue per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation is our largest business segment, accounting for 52.0% of our total revenue and 55.7% of our railroad transportation revenue in 2012. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen inter-city express trains;

•	long-distance trains; and

•	Through Trains in Hong Kong.

As of December 31, 2012, we operated a total of 233.5 of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing an increase of 2.5 pairs from 231 pairs as of December 31, 2011, of which:

•	105 pairs of Guangzhou-Shenzhen inter-city express trains (including 19 pairs of back up trains);

•	13 pairs of Hong Kong Through Trains (including 11 pairs of Guangzhou-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains); and

•

115.5 pairs of long-distance trains, representing an increase of 7.5 pairs from 108 pairs as of December 31, 2011. Long-distance trains included long-distance passenger trains operated by us between: Shenzhen and Yueyang; Shenzhen and Shanghai South; Shenzhen and Shaoguan East; Shenzhen and Beijing West; Shenzhen East and Shanghai South; Kowloon and Beijing West; Guangzhou and Pingshi; Guangzhou and Chongqing North; Guangzhou and Dazhou; Guangzhou and Liuzhou; Guangzhou and Xi’an; Guangzhou and Taizhou; Guangzhou and Jiujiang; Guangzhou and Wenzhou; Guangzhou and Yantai; Guangzhou and Zhangjiajie; and Guangzhou and Lhasa. Long-distance trains also included domestic long-distance trains that are operated by other operators but originating or terminating on, or passing through, our railroad.

The table below sets out passenger revenue and volumes for our Hong Kong Through Trains and domestic trains in each of 2010, 2011 and 2012:

	Total passenger revenue			Total passengers			Revenue per passenger
	2010	2011	2012	2010	2011	2012	2010		2011		2012
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	2,361.3	2,606.5	2,373.6	36.9	39.0	35.8	63.9		66.8		66.3
Hong Kong Through Trains	413.7	461.0	480.2	3.1	3.7	3.8	133.7		125.9		127.6
Long-distance Trains (1)	4,602.1	4,959.0	4,987.3	44.9	48.1	45.0	N/A	(1)	N/A	(1)	N/A	(1)
Combined passenger operations	7,377.1	8,026.5	7,841.1	84.9	90.8	84.6	N/A	(1)	N/A	(1)	N/A	(1)

(1)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.

Guangzhou-Shenzhen Trains. In 2012, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 30.3% of our railroad passenger transportation revenue. Since July 2012, we have operated a pair of regular speed inter-city trains between Guangzhou and Shenzhen. As of December 31, 2012, we operated 105 pairs of CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains decreased by 8.4% from 39.0 million in 2011 to 35.8 million in 2012. The revenue from our Guangzhou-Shenzhen trains decreased by 8.94% from RMB 2,606.5 million in 2011 to RMB 2,373.6 million in 2012. The decrease in passenger volume and revenue of Guangzhou-Shenzhen trains was primarily due to (i) a decrease in number of trains in operation due to some CRHs being successively sent back to depot for inspection and repair as they required phase 4 repairs, leading to a more significant decrease in the transportation capacity of inter-city trains; (ii) a decrease in our transportation capacity after March 8, 2012, as a result of a reduction in the number of pairs of train in operation from 99 pairs to 80 pairs due to the phase 4 repairs of EMUs (which was then increased to 105 pairs on December 21, 2012 as repairs for the EMUs were completed); (iii) the diversion of customers away upon the WGPR and GSHER commencing operations.

Hong Kong Through Trains. In 2012, our passenger transportation services on Hong Kong through trains accounted for 6.1% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 13 pairs of Hong Kong Through Trains, including 11 pairs of Guangzhou-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains, and another pair of through train that operates on alternate days either on the Beijing-Kowloon line or the Shanghai-Kowloon line. We operate certain Hong Kong Through trains in cooperation with MTR. We are responsible for the operation of the Beijing-Kowloon Through Trains and eight pairs of Guangzhou-Kowloon Through Trains while MTR is responsible for the operation of three pairs of Guangzhou-Kowloon Through Trains. In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates.

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

In 2012, the volume of passengers who traveled on the Hong Kong Through Trains increased by 2.8% from 3.7 million in 2011 to 3.8 million in 2012. The revenue from Hong Kong Through Trains increased by 4.2% from RMB 461.0 million in 2011 to RMB 480.2 million in 2012. The increase was mainly due to (i) the steady and rapid growth of China’s economy with a sustained rise in commodity prices and moderate appreciation of the RMB; (ii) Hong Kong and Macau have become preferred traveling destinations for mainland citizens due to the turmoil in many other places around the world, stimulating an increase in the passenger flow to Hong Kong and Macau from mainland China; and (iii) an increasingly larger number of group passengers who travel on the Hong Kong Through Trains under the strengthened cooperation arrangements between the domestic travel agencies and Hong Kong travel agencies.

Domestic Long-distance Trains. In 2012, our passenger transportation services on domestic long-distance trains accounted for 63.6% of our railroad passenger transportation revenue. As of December 31, 2012, we operated on a daily basis 115.5 pairs of domestic long-distance passenger trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region and Tibet Autonomous Region. In 2012, the number of passengers traveling on our long-distance trains was 45.1 million, representing a decrease of 6.4% from 48.1 million in 2011. Our revenue from long-distance trains was RMB 4,987.3 million, compared to RMB 4,958.9 million in 2011. The decrease of passenger volume of long-distance trains was primarily due to: (i) new regulations and regular management by the industry regulators since the spring peak season of 2012 to ensure the operating safety of the trains and the quality of service of train stations and trains which in turn led to a decrease in the passenger flow and; (ii) the diversion of customers away upon the Beijing-Guangzhou high-speed railways and GSHER commencing operations. However, overall revenue for our long-distance trains remained relatively stable as we increased the price of our tickets by upgrading our trains and improving our coverage.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2012:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2012 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	27.91
Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	19.74
Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	20.84
Dongguan Station	Changping Town, Dongguan	Guangzhou-Shenzhen Railway	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	4.72
Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	3.27

Freight Transportation

Revenue from our freight transportation accounted for 8.9% of our total revenue and 9.5% of our railroad transportation revenue in 2012. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

The total tonnage of freight we transported in 2012 was 62.7 million tonnes, representing a decrease of 8.8% from 68.7 million tonnes in 2011. Revenue from freight transportation business in 2012 was RMB 1,344.1 million, a decrease of 3.1% from RMB 1,386.8 million in 2011. This decrease is mainly due to the following factors:

•

frail recovery in developed countries such as Europe and United States coupled with a slowdown in the economic growth in China that led to a decrease in freight going through railway transportation; and

•	the opening and operation of the Yi (Yiyang)-Zhan (Zhanjiang) railway subsection has diverted some of the freights that originally transported by the Beijing-Guangzhou railway.

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

Railway Network Usage and other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 32.4% of our total revenue and 34.7% of our railroad transportation revenue in 2012. Railway network usage services mainly include the locomotive traction, track usage, electric catenaries (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services; other transportation-related services include railway operation services and lease of locomotive and passenger trains. In 2012, our revenue from railway network usage and other transportation-related services was RMB 4,890.6 million, representing an increase of 14.9% from RMB 4,256.0 million in 2011. The increase in revenue from railway network usage and other transportation-related services was principally due to the increase in the number of long-distance trains that are operated by other railway companies that traveled on our railway tracks.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for the three years ended December 31, 2010, 2011 and 2012:

	2010	2011	2012
	(RMB millions)
Railway Network Usage	3,115.9	3,254.5	3,474.2
Locomotive traction	1,372.6	1,413.0	1,549.5
Track usage	965.4	1,021.1	1,059.9
Electric catenaries	282.9	302.4	337.9
Vehicle coupling	307.6	313.8	326.6
Other services	187.4	204.2	200.3
Railway Operation Service	469.2	717.3	1,078.2
Other Transportation Services	303.3	284.2	338.2
Total	3,888.4	4,256.0	4,890.6

Other Businesses

Revenue from our other businesses accounted for 6.7% of our total revenue in 2012. Our other businesses mainly consist of sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation.

Revenue from our other businesses in 2012 was RMB 1,016.0 million, compared to RMB 1,021.6 million in 2011.

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

In February 2009, we launched the Finance IC card and Fastpass card systems at stations along the Guangzhou-Shenzhen line, which enabled the passengers to board the trains by flashing the cards without having to queue for tickets. Starting in September 2011, in order to faciliate the adoption of our real-name ticketing systems, we have ceased operations of the Fastpass card systems.

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

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. As the Wuhan-Guangzhou passenger line commenced operation in December 2009, which passes through our service territory, we compete for long-distance travelling passengers against other railway service providers operating within our service territory. Furthermore, the operation of the Guangzhou-Shenzhen-Hong Kong passenger line, which commenced on December 26, 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We believe that the entry barrier to the industry will decrease, investors of the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

Equipment, Tracks and Maintenance

As of December 31, 2012, we owned 151 diesel locomotives, 68 electric locomotives, 22 EMUs and 1,402 passenger coaches for our operations.

The freight cars we use are all leased from the MOR, to which we pay uniform rental fees based on the national standards set by the MOR. The amounts of such usage fees and depreciation charges we paid to the MOR in 2010, 2011 and 2012 were approximately RMB 178.9 million, RMB 200.7 million and RMB 201.2 million, respectively.

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

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2010, 2011 and 2012, we made improvements to approximately 120 kilometers, 216 kilometers and 133 kilometers of railroad, respectively.

Major Suppliers and Service Providers

GRGC our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2012, we purchased RMB766.3 million in materials and supplies from GRGC and its subsidiaries, which represented 41.4% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions.”

The MOR or bureaus owned or controlled by the MOR, including the GRGC, our single largest shareholder are our major customers. In 2012, we collected RMB12,008.8 million from the GRGC (and its subsidiaries) and other railway companies or bureaus owned or controlled by the MOR, which represented 79.6% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2010, 2011 and 2012, we paid approximately RMB 552.3 million, RMB 611.1 million and RMB 660.7 million, respectively, in electricity charges.

Regulatory Overview

As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations.

Prior to March 14, 2013, we were regulated by the MOR. However, on March 14 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. According to this plan, administrative functions pertaining to railway development planning and policies will be performed by the MOT. In addition, the State Railway Administration was formed to perform the other administrative functions of the MOR under the supervision of the MOT, including setting railway technology standards and monitoring compliance with safety, transportation quality and railway construction standards. The China Railway Corporation was formed to perform the commercial functions previously performed by the MOR, including the centralized coordination of train routing and scheduling nationwide, operation of the passenger and freight transportation business, transporting special shipments, railway construction and bearing legal responsibility for railway safety. The details of this plan have not yet been announced. Therefore, the following discussion regarding the regulation of the PRC national railway system may change substantially to reflect this plan. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Business— Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.”

National Railway System

Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. The PRC central government holds the equity interests in state-owned railroads. The state-owned railway system comprises over 70% of all rail lines, including all trunk lines. Prior to the dissolution of the MOR, the state-owned railway system was operated as a nationwide integrated system under the supervision and management of the MOR. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. Although the MOR did not operate other railroads, it provided guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR’s responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system. After the dissolution of the MOR, the administrative functions formerly performed by the MOR will be assigned to the MOT and the State Railway Administration, while the commercial functions formerly performed by the MOR will be assigned to the MOT.

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

Transport Operations

Prior to the dissolution of the MOR, the transport operations of the PRC national railway system were organized under the centralized regulation of the MOR. In order to promote efficient utilization of the railroad network nationwide, the MOR supervised and coordinated traffic flow on national trunk lines and through any connection points, where two rail lines operated by different companies connect to each other, in the system. Based on route capacity, available equipment and national priorities, the MOR formulated and issued the plans to the railway bureaus or railway group companies regarding routings on trunk lines, allocation of transportation capacities between railway bureaus or railway group companies at the connection points and allocation of freight cars to railway bureaus or railway group companies. The MOR also regulated the dispatch of empty freight cars to designated locations in order to enhance the utilization rate of the freight cars within the national railway system. Within the plans set forth by the MOR, each railway bureau and railway group company supervised and coordinated traffic within its own jurisdiction.

Prior to the dissolution of the MOR, our passenger and freight operations that involved long-distance routing beyond our own lines, were conducted, in general, pursuant to quota allocations from GRGC based on the quota allocations GRGC received from the MOR. The plans and schedules for our passenger and freight services that were conducted solely on our own lines were determined by us; while our passenger and freight services that ran beyond our own lines were subject to overall planning and scheduling of GRGC and/or the MOR.

Since March 1996, the MOR and GRGC have provided us with substantially greater latitude in our transportation operations. In particular, we were granted sufficient autonomy over passenger services on our own line, including autonomy over speed, frequency and train car mix. Pursuant to this authority, we have implemented a strategy of scheduling more high-speed trains, running shorter passenger trains more frequently, and adjusting the train schedules on our line to meet passenger demand. On October 21, 2001, we successfully launched our “As-Frequent-As-Buses” operating model, which provides inter-city express train services. As of December 31, 2012, the total number of inter-city passenger trains running daily between Guangzhou and Shenzhen was 105 pairs of Guangzhou-Shenzhen inter-city express trains (including 19 pairs of back up trains). We currently have 13 pairs of Hong Kong Through Trains and 115.5 pairs of long-distance trains.

Where our service runs beyond our own line, clearance by and coordination with GRGC is necessary. Prior to the dissolution of the MOR, to the extent that we operated long-distance services beyond GRGC’s jurisdiction, they were subject to coordination and clearance by the MOR. In addition, in order to enable GRGC and the MOR to allocate freight cars and control traffic going through connection points, we were required to provide GRGC with prior written notice, on a monthly basis, of the number and types of freight cars we required, as well as the number of our freight trains that would go through particular connection points. Furthermore, we were required to carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR or GRGC. Revenue from military and diplomatic transport generally account for less than 1% of our total transportation revenue. Emergency aid transport was required only during periods of natural disasters declared by the PRC government, and was provided free of charge.

Pricing

Prior to the dissolution of the MOR, the MOR was generally responsible for preparing a proposal for the baseline pricing standards for the nationwide railway system with respect to freight and passenger transportation. Such proposed pricing standards would take effect after being approved by and/or filed with relevant PRC government authorities.

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

Environmental Protection

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2012, our environmental protection-related expenses were approximately RMB13.0 million, mainly related to the improvement of sewer systems and sound proofing along the Guangzhou-Shenzhen line.

Insurance

Before January 1, 2013, with respect to loss of or damage to baggage, parcels and freight, our customers may elect to purchase insurance administered by the MOR for up to their declared value. Passengers who do not elect to purchase insurance in respect of their baggage and/or parcels may nevertheless recover up to RMB 15 for each kilogram of damaged or lost baggage and/or parcels. Freight transport customers who elect not to purchase insurance, may recover up to RMB 100 for each tonne of damaged or lost freight or RMB 2,000 for each package, depending on the methods adopted to calculate such freight. Since January 1, 2013, the laws regarding liability for passenger and freights referenced in this paragraph have been repealed.

We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will have to cover losses and damages out of our own pockets. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Business—We have very limited insurance coverage”.

In addition, we have taken out basic retirement insurance, basic medical insurance, work-related personal injury insurance policies and child-bearing insurance for our employees.

C. Organizational Structure

The following table lists the significant subsidiaries of our Company as of December 31, 2012:

Name	Country of Incorporation	Percentage of Interest held by our Company

Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Guangshen Railway Travel Service Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	55%
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangzhou Tielian Economy Development Company Limited	PRC	50.5%
Shenzhen Nantie Construction Supervision Company Limited	PRC	76.66%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Property Management Company Limited	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%

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

As of December 31, 2012, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land of our Company with an aggregate area of approximately 1,280,231 square meters. After consultation with our Company’s PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

As of December 31, 2012, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, with an aggregate area of approximately 592,504 square meters, which had an aggregate carrying value of approximately RMB 1,615.0 million. After consultation with our Company’s legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

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

As of April 19, 2013, we had 47 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 402,438 square meters.

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

For the year ended December 31, 2012, our total revenue was RMB 15,091.9 million, profit attributable to shareholders was RMB 1,318.9 million, and earnings per share were RMB 0.19. Railroad business revenue accounted for 93.3%, 93.0% and 93.3% of our total revenue in 2010, 2011 and 2012, respectively.

Passenger transportation is our principal business. In 2012, the total number of our passengers was 84.6 million, representing a decrease of 6.9% from 90.8 million in 2011. Our passenger transportation revenue was RMB 7,841.1 million in 2012, representing a decrease of 2.3% from RMB 8,026.5 million in 2011.

We transported a total of 62.7 million tonnes of freight in 2012, representing a decrease of 8.8% from 2011. Our freight transportation revenue in 2012 was RMB 1,344.1 million, representing a decrease of 3.1% from RMB 1,386.8 million in 2011.

Revenue from our railway network usages and other transportation-related services business was RMB 4,890.6 million in 2012, representing an increase of 14.9% from RMB 4,256.0 million in 2011.

Revenue from our other businesses was RMB 1,016.0 million in 2012, compared to RMB 1,021.6 million in 2011.

In 2012, we had no change in our accounting policies.

A. Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the recent global financial crisis and economic downturn had adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China was severe in the second half of 2008. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although many places around the world have recovered since the second half of 2009, the global economic downturn, Europe’s sovereign debt crisis, the stability of the Eurozone and the decreased growth rate of China’s economy may have a material and adverse effect on our businesses, results of operations and financial condition. In particular, we experienced decreased inbound freight volume and revenue in 2011 and 2012, partially due to diminished export of PRC commodities affected by the slowdown of the global economic growth and international trades and decelerating economic growth in China.

Competitive Pressure from other Railway Operators and other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. For example, the operation of the Guangzhou-Shenzhen-Hong Kong passenger line, which commenced on December 26, 2011, may further increase the competition we face and materially and adversely affect our revenue and results of operations. In addition, the fast growth in the number of privately owned vehicles and a higher penetration of bus services affect the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services. We also expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. New passenger lines across China have commenced operations since 2009.

We believe that the entry barrier to the industry will decrease, investors of the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

PRC Policies. We are allowed to be more flexible in setting the prices of both passenger transportation and the freight transportation services as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will affect our results of operations.

Year ended December 31, 2012 compared with year ended December 31, 2011

Revenue

In 2012, our total revenue was RMB 15,091.9 million, representing an increase of 2.7% from RMB 14,690.8 million in 2011. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and other transportation-related services and other businesses was RMB 7,841.1 million, 1,344.1 million and 4,890.6 million, respectively, accounting for approximately 52.0%, 8.9% and 32.4% of our total revenue in 2012, respectively.

Passenger transportation. Revenue from passenger transportation accounted for 52.0% of our total revenue and 55.7% of our railroad business revenue in 2012. As of December 31, 2012, we operated 233.5 pairs of passenger trains daily, representing an increase of 2.5 pairs from the number in operation as of December 31, 2011, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Guangzhou-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 115.5 pairs of long-distance trains.

In 2012, our total number of passengers was 84.6 million, representing a decrease of 6.9% from 90.8 million in 2011. Our revenue from passenger transportation was RMB 7,841.1 million in 2012, representing a decrease of 2.3% from RMB 8,026.5 million in 2011. The decrease in passenger volume and revenue from passenger volume was primarily due to (i) decrease in number of trains in operation due to some CRHs being successively sent back to depot for inspection and repair as they required phase 4 repairs, leading to a more significant decrease in the transportation capacity of inter-city trains; (2) passenger overload was subject to new regulations and regular management by the industry responsible bureaus since the spring peak season of 2012 to ensure the operating safety of the trains and the quality of service of train stations and trains that led to a decrease in the passenger flow to a certain extent; (3) the diversion of customers away upon the opening and operation of the Beijing-Guangzhou high-speed railways and the commencement of operation of GSHER.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2011 and 2012:

	Year ended December 31,		Change in 2012 from 2011
	2011	2012
Revenue from passenger transportation (RMB thousands)	8,026,512	7,841,091	(2.3%)
Total passengers (thousands)	90,828	84,599	(6.9%)
Total passenger-kilometers (millions)	28,524	26,789	(6.1%)
Revenue per passenger-kilometer (RMB)	0.28	0.29	3.6%

Freight transportation. Revenue from freight transportation accounted for 8.9% of our total revenue and 9.5% of our railroad business revenue in 2012. The total tonnage of freight we transported in 2012 was 62.7 million tonnes, representing a decrease of 8.8% from 68.7 million in 2011. Revenue from our freight transportation business in 2012 was RMB 1,344.1 million, representing a decrease of 3.1% from RMB 1,386.8 million in 2011. The decrease of revenue from freight transportation is mainly due to the following factors: (i) frail recovery in developed countries such as Europe and United States coupled with a slowdown in the economic growth in China that led to a decrease in freight going through railway transportation; and (ii) the opening and operation of the Yi (Yiyang)-Zhan (Zhanjiang) railway subsection has diverted some of the freights that originally transported by the Beijing-Guangzhou railway.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2011 and 2012:

	Year ended December 31,		Change in 2012 from 2011
	2011	2012

Revenue from freight transportation (RMB thousands)	1,386,753	1,344,113	(3.1%)
- Revenue from outbound freight transportation	417,149	461,793	10.7%
- Revenue from inbound and pass-through transportation	913,564	831,917	(8.9%)
- Revenue from other freight transportation services	56,040	50,403	(10.1%)
Total freight tonnes (thousands of tonnes)	68,703	62,671	(8.8%)
- Outbound freight tonnage	22,331	21,373	(4.3%)
- Inbound and pass-through freight tonnage	46,372	41,298	(10.9%)
Revenue per tonne (RMB)	20.18	21.45	6.3%
Total tonne-kilometers (millions)	15,519.1	14,620.5	(5.8%)
Revenue per tonne-kilometer (RMB)	0.09	0.09	—

Railway network usage and other transportation-related services. Revenue from our railway network usage and other transportation-related services accounted for 32.4% of our total revenue and 34.7% of our railroad business revenue in 2012. Railway network usage and other transportation-related services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. In 2012, our revenue from railway network usage and other transportation-related services was RMB 4,890.6 million, representing an increase of 14.9% from RMB 4,256.0 million in 2011. The increase of revenue from our railway network usage and other transportation-related services was primarily due to (i) a 6.8% increase in revenue from railway network usage services to RMB 3,474.24 million in 2012 mainly due to: (a) an increase in the number of long-distance trains operated by other railway bureaus (companies) that ran to or ran through various stations within the Company’s railway tracks; and (b) an increase in the unit settlement price for railway locomotive traction fees in China; and (ii) a 50.3% increase in revenues of railway operation services to RMB 1,078.2 million mainly due to: (a) an increase in the provision of services to WGPR and GZIR; and (b) commencement to provide railway operation services to GSHER from December 26, 2011.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from other businesses in 2012 was RMB 1,016.0 million, compared to RMB 1,021.6 million in 2011.

Operating Expenses

In 2012, our total operating expenses were RMB 13,229.4 million, representing an increase of 9.3% from RMB 12,101.0 million in 2011.

The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenue, for 2011 and 2012:

	Year ended December 31,
	2011	2012

Railroad businesses revenue (RMB millions)	13,669.3	14,075.8
Business tax	2.70%	2.42%
Labor and benefits	21.75%	24.98%
Equipment leases and services	26.37%	28.58%
Lease of land use right	0.39%	0.39%
Materials and supplies	11.20%	10.89%
Repair costs, excluding materials and supplies	4.73%	4.95%
Depreciation and amortization of leasehold land payments	9.95%	9.76%
Fee for social services	0.84%	0.66%
Utility and office expenses	0.94%	0.76%
Others	2.49%	3.74%
Operating expenses ratio(1)	81.36%	87.13%
Railroad businesses operating margin	18.67%	12.77%

(1)	Total railroad operating expenses as a percentage of railroad businesses revenue.

Railway Operating Expenses. Our total railway operating expenses increased by 10.2% to RMB 12,263.0 million in 2012 from RMB 11,123.1 million in 2011. The following sets forth a breakdown of major changes by line item:

•

Labor and benefits. In 2012, our labor and benefits expenses amounted to RMB 3,516.6 million, representing an increase of 18.3% from RMB 2,973.5 million in 2011. The increase was mainly due to the increase in salaries across the industry, increase in the number of employees providing railway operation services and increases in housing fund and base of social security payments.

•

Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2012, our expenses relating to equipment leases and services amounted to RMB 4,022.5 million, representing an increase of 11.6% from RMB 3,604.4 million in 2011. This was mainly due to (i) the opening of our Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains in 2012; (ii) increases in the unit settlement prices for train hauling fees and electric catenary fees; and (iii) increases in the railway operation services in 2012 provided to Wuhan-Guangzhou high-speed railway, Guangzhou-Zhuhai inter-city railway and GSHER.

•

Materials and supplies. Our materials and supplies consist of materials, fuel, water and electricity expenses. In 2012, our materials and supplies amounted to RMB 1,532.6 million, compared to RMB 1,530.7 million in 2011.

•

Repairs and facilities maintenance costs, excluding materials and supplies. In 2012, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB 696.9 million, representing an increase of 7.7% from RMB 647.1 million in 2011. The increase was mainly due to phase 4 repairs for our CRH EMUs.

Other than the above increases, certain line items of our operating expenses decreased in 2012:

•

Business tax. In 2012, our business tax amounted to RMB 340.0 million, representing a decrease of 7.9% from RMB 369.1 million. The decrease was due to the reduction of the business tax rate for our commissioned transportation services decreased from 5% to 3%.

•

Social service expenses. In 2012, our social service expenses amounted to RMB 93.1 million, representing a decrease of 19.2% from RMB 115.2 million in 2011. This was mainly due to the decrease of relevant expenses as a result of our acquisition of assets and business of related parties which had provided us with social services. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions “ and Note 37 to our audited consolidated financial statements included elsewhere in this annual report.

•

Utility and office expenses. In 2012, our utility and office expenses amounted to RMB 107.2 million, representing a decrease of 16.8% from RMB 128.8 million in 2011. This was mainly due to improvements in monitoring and control of such expenses.

Profit from Operations

Our profit from operations decreased by 24.6% to RMB 1,934.3 million in 2012 from RMB 2,564.0 million in 2011, primarily due to the increase of our operating expenses, which exceeded the increase in our revenue.

Taxation

The EIT Law took effect on January 1, 2008. According to the EIT Law, the preferential income tax rate of 15% that was previously applicable to companies incorporated in Shenzhen (like us) and other special economic zones was gradually phased out in five years beginning from January 1, 2008. During the five years, the applicable tax rates were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. After such five-year period and since January 1, 2012, the tax rate applicable to us has been fixed at 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC (with limited exceptions).

As we are registered and established in the Shenzhen Special Economic Zone, we were subject to income tax in 2012 at a rate of 25%. According to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 20%, 24% or 25%, depending on the location of incorporation. Our income tax expense was RMB 441.2 million in 2012, representing an effective tax rate of 25.1% and a decrease of RMB 134.8 million compared to RMB 576.0 million in 2011. The decrease was mainly due to the decrease in our profit from operations.

Profit attributable to shareholders of the Company

As a result of the above, our consolidated net profit decreased by 26.9% to RMB 1,317.0 million in 2012 from RMB 1,802.4 million in 2011.

Year ended December 31, 2011 compared with year ended December 31, 2010

Revenue

In 2011, our total revenue was RMB 14,690.8 million, representing an increase of 8.0% from RMB 13,484.4 million in 2010. Our revenue from railroad passenger transportation service, freight transportation service, railway network usage and other transportation-related services and other businesses was RMB 8,026.5 million, RMB 1,386.8 million, RMB 4,256.0 million and RMB 1,021.6 million, respectively, accounting for approximately 54.6%, 9.4%, 29.0% and 7.0% of our total revenue in 2011, respectively.

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

The following table sets forth our revenue from passenger transportation and the number of passengers for 2010 and 2011:

	Year ended December 31,		Change in 2011 from 2010
	2010	2011
Revenue from passenger transportation (RMB thousands)	7,377,145	8,026,512	8.8%
Total passengers (thousands)	84,923	90,828	7.0%
Total passenger-kilometers (millions)	27,472.0	28,524	3.8%
Revenue per passenger-kilometer (RMB)	0.27	0.28	3.7%

Freight transportation. Freight transportation is another important business segment for us. The total tonnage of freight we transported in 2011 was 68.7 million tonnes, representing an increase of 1.1% from 67.9 million in 2010. Revenue from our freight transportation business in 2011 was RMB 1,386.8 million, representing an increase of 5.4% from RMB 1,315.3 million in 2010. The increase of revenue from freight transportation is mainly due to the following factors: (i) the steady growth of the Chinese economy, which resulted in strong demand for our railway freight transportation services for coal, coke and petroleum products; (ii) we conducted effective market research, strengthened our relationships with key customers and enhanced our marketing strategies; and (iii) the increase in the national basic freight transportation price by RMB 0.002 per tonne kilometer from April 1, 2011, which also contributed to the increase in the revenue of our freight transportation business.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2010 and 2011:

	Year ended December 31,		Change in 2011 from 2010
	2010	2011
Revenue from freight transportation (RMB thousands)	1,315,347	1,386,753	5.4%
- Revenue from outbound freight transportation	339,956	417,149	22.7%
- Revenue from inbound and pass-through transportation	925,608	913,564	(1.3%)
- Revenue from other freight transportation services	49,783	56,040	12.6%
Total freight tonnes (thousands of tonnes)	67,932	68,703	1.1%
- Outbound freight tonnage	20,963	22,331	6.5%
- Inbound and pass-through freight tonnage	46,969	46,371	(1.3%)
Revenue per tonne (RMB)	19.36	20.18	4.2%
Total tonne-kilometers (millions)	15,191.4	15,519.1	2.2%
Revenue per tonne-kilometer (RMB)	0.09	0.09	—

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

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from other businesses in 2011 was RMB 1,021.6 million, representing an increase of 13.1% from RMB 903.6 million in 2010.

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

•

Social service expenses. In 2011, our social service expenses amounted to RMB 115.2 million, representing a decrease of 20.4% from RMB 144.8 million in 2010. This was mainly due to the decrease of relevant expenses as a result of our acquisition of assets and business of related parties which had provided us with social services. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” and Note 37 to our audited consolidated financial statements included elsewhere in this annual report.

Profit from Operations

Our profit from operations increased by 21.5% from RMB 2,110.1 million in 2010 to RMB 2,564.0 million in 2011, primarily due to the increase of our revenue, which exceeded the increase in our operating expenses.

Taxation

The EIT Law took effect on January 1, 2008. According to the EIT Law, the preferential income tax rate of 15% that was previously applicable to companies incorporated in Shenzhen (like us) and other special economic zones was gradually phased out in five years beginning from January 1, 2008. During the five years, the applicable tax rates were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. After such five-year period and since January 1, 2012, the tax rate applicable to us has been fixed at 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC (with limited exceptions).

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

Note a: The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”) and land use right operating leases (the “Operating Lease Term”) of the land on which these assets are located. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, we have the right to renew the leases to a period not less than 50 years after payment of additional cost. This right can be exercised within one year of the expiry of the initial Lease Term and can only be denied if such renewals are considered to be detrimental to the public interest. We consider the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with our single largest shareholder, we can renew the lease at our own discretion upon expiration of the Operating Lease Term. Based on these considerations, we determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognized within “other (expense)/income and other (loss)/gains—net” included in the comprehensive income statement.

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

See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—A. Operating Results—Critical Accounting Policies and Estimated—Fixed Assets” Note 2.6 to our consolidated financial statements included elsewhere in this annual report for the current estimated useful lives of fixed assets. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2012 would have been decreased/increased by approximately RMB18.5 million and RMB22.6 million, respectively (2011: RMB18.4 million and RMB22.4 million, respectively).

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

We generated approximately RMB 2,177.7 million of net cash flow from operating activities in 2012. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2012, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures of approximately RMB 1,836.2 million, representing an increase of 94.6% from RMB 943.4 million in 2011;

•	payment of dividends of approximately RMB 708.4 million; and

•	income tax expenses of approximately RMB 529.7 million.

Our capital expenditures for 2012 consisted primarily of the following projects:

•	the purchase of two CRH1 EMUs and 50 25T passenger trains;

•	constructing the Buji passenger station (for example, the Shenzhen East Station);

•	replacing rails for the main track of Beijing-Guangzhou Railway; and

•	upgrading the supporting facilities to improve the safety for railway transportation.

Funds not required for immediate use are kept in short term investments and bank deposits. We had cash and cash equivalents of approximately RMB 675.0 million as of December 31, 2012.

As of December 31, 2012, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

In order to satisfy our operational needs, to supplement our working capital and to improve our debt structure, our Company issued RMB 3.5 billion 4.79% fixed rate notes due 2014, or the Notes, on December 16, 2009. The Notes were issued at face value and bear fixed interest at 4.79% per annum. As of December 31, 2012, we had unsecured notes payable of RMB 3,485.5 million in connection with our issuance of the Notes. As of December 31, 2012, we did not have any banking facilities.

Cash Flow

Our net cash and cash equivalents as of December 31, 2012 decreased by approximately RMB 691.7 million from December 31, 2011.

The following table sets forth certain items in our consolidated cash flow statements for 2010, 2011 and 2012, and the percentage change in these items from 2011 to 2012.

	Year ended December 31,			Change in 2012 from 2011
	2010	2011	2012
	(RMB thousands)
Net cash generated from operating activities	3,331,458	3,329,058	2,177,673	(34.6%)
Net cash used in investing activities	(1,188,763)	(3,983,623)	(2,160,895)	(45.8%)
Net cash used in financing activities	(599,288)	(637,736)	(708,522)	11.1%
Net increase/(decrease) in cash and cash equivalents	1,543,407	(1,292,301)	(691,744)	(46.5%)

Our principal source of capital was revenue generated from operating activities. Our net cash inflow from operating activities decreased to RMB 2,177.7 million in 2012 from RMB 3,329.1 million in 2011, representing a decrease of RMB 1,151.4 million, primarily because our profit before income tax decreased to RMB 1,758.1 million from RMB 2,378.3 million.

In 2012, our net cash used in investment activities decreased to RMB 2,160.9 million from RMB 3,983.6 million, representing a decrease of RMB 1,822.7 million, mainly due to an increase in capital expenditures.

In 2012, our net cash used in financing activities increased to RMB 708.5 million from RMB 637.7 million in 2011, representing an increase of RMB 70.8 million, because we had an increase of RMB 70.8 million in the distribution of cash dividend to the shareholders in 2012.

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

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and temporary cash investments. In 2012, our expenses for the purchase of fixed assets and payments for construction-in-progress totalled RMB 1,836.2 million. In addition, we paid RMB 529.7 million for income taxes and approximately RMB 708.4 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2013.

C. Research and Development, Patents and Licenses, etc.

We do not generally conduct our own research and development with respect to major capital projects. In the past, in connection with our high-speed train and electrification projects, our predecessor relied upon the engineering and technical services of various research and design institutes under the MOR. In recent years, we conducted limited research and development activities in connection with the implementation of automated ticketing, including the development of related computer software.

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may continue to impact our business and results of operations in 2013. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2013.

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

Looking into 2013, China remains in a strategic opportunity phase for its development. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to develop in a more scientific, orderly, sustained and stable manner in 2013, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E. Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2012 for the periods indicated.

	Payment due by period
	(RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years

Long-Term Debt Obligations (including interests)(1)	3,828,410	167,650	3,660,760	—	—
Capital Expenditure Obligation(2)	176,038	176,038	—	—	—
Operating Lease Obligations(3)	1,036,000	74,000	148,000	148,000	666,000
Other Long-Term Liabilities reflected on the Company’s balance Sheet under IFRS(4)	246,617	125,106	120,890	621	—
Total	5,287,065	542,794	3,929,650	148,621	666,000

(1)	See Note 24 to our audited consolidated financial statements, “Bonds Payable”.
(2)	See Note 36(a) to our audited consolidated financial statements, “Capital Commitments”.
(3)	See Note 36(b) to our audited consolidated financial statements, “Operating Lease Commitments”.
(4)	See Note 25 to our audited consolidated financial statements, “Employee Benefits Obligations”.

Based on the current progress of our new projects, we estimate that our capital expenditures for 2013 will amount to approximately RMB 1.87 billion, which consists primarily of the following projects:

•	improvements in the infrastructure of the Beijing-Guangzhou line;

•	upgrades to stations and freight yards;

•	construction of new train compartments; and

•	technical improvements to the 25B trains.

G. Safe Harbor

Safe Harbor

See “Forward-Looking Statements.”

ITEM  6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. Except for Mr. Li Wenxin and Mr. Sun Jing, all of our directors were elected or re-elected at our annual shareholders’ general meeting held on June 2, 2011 by cumulative voting. Mr. Li Wenxin was elected as a director at our shareholders’ extraordinary general meeting on November 10, 2011 and then the Chairman of the Board of Directors at a Board meeting on January 31, 2012. Mr. Sun Jing was elected as a director at our annual shareholders’ general meeting on May 22, 2012. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010.

The table below sets forth the information relating to our directors as of April 19, 2013:

Name	Age	Position	Date First Elected or Appointed
Li Wenxin	49	Chairman of the Board of Directors	2011

Shen Yi	57	Director and General Manager	2008

Sun Jing	47	Director	2012

Yu Zhiming	54	Director	2008

Li Liang	52	Director	2009

Luo Qing	48	Director	2009

Lo Mun Lam	59	Independent Director	2011

Liu Xueheng	39	Independent Director	2011

Liu Feiming	43	Independent Director	2011

Li Wenxin, aged 49, joined our Company in November 2011 and is the Chairman of the Board and a Director of our Company. He is a postgraduate with a master degree, a senior engineer and an associate researcher. He has worked at the Science Research Institute of the Ministry of Railways, Guangzhou Railway Bureau, GRGC, Qingzang Railway Company, transportation command center of the MOR, and Transportation Bureau of the MOR before 2007. From January 2007 to August 2009, he served as secretary of party committee and deputy dean of Railway Science Research Institute. He served as chief of diversified operation development center of MOR from September 2009 to May 2011. From June 2011 to November 2011, he has served as deputy chairman of the board of directors, general manager and deputy secretary of party committee of GRGC. Since December 2011, he has served as chairman of the board, general manager and deputy secretary of party committee of GRGC. Currently, Mr. Li is also the chairman of the board of Guangmeishan Railway Co., Ltd., Guangdong Sanmao Railway Co., Ltd., Guanghai Railway Co., Ltd. and Shichang Railway Co., Ltd.

Shen Yi, aged 57, joined our Company in October 2008 and is a Director and general manager of our Company. Mr. Shen graduated from the Northern Jiaotong University (now, Beijing Jiaotong University) and holds a bachelor’s degree in railway transportation. Mr. Shen has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, Railway Sub-bureaus and Railway Bureaus. He was general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company of GRGC successively. Before joining our Company in October 2008, he was the general manager of Shichang Railway Company Limited. Currently, Mr. Shen is also a director of Guangzhou Tiecheng Enterprise Company Limited.

Sun Jing, aged 47, joined our Company in May 2012 and is a director of our Company. He is a graduate with a bachelor degree, an engineering master degree holder and also a senior engineer. Before June 2004, Mr. Sun has successively worked at the northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, locomotive department of Zhengzhou Railway Bureau and Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. From June 2004 to March 2007, he has served as division chief of locomotive department of Zhengzhou Railway Bureau. He was an assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of GRGC since May 2007. Mr. Sun is now a director of Guangzhou Electric Locomotive Co., Ltd.

Yu Zhiming, aged 54, joined our Company in June 2008 and is now a director of our Company. Mr. Yu is a graduate with a bachelor degree, obtained a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. Before April 2008, he has successively served as director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau, director of capital settlement center of Wuhan Railway Bureau, and the standing vice-director of capital settlement center of MOR. Since April 2008, he has been chief accountant of GRGC. Currently, Mr. Yu is also the chairman of the board of China Railway (HK) Holdings Ltd, chairman of the supervisory committee of Yuehai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd. and MaoZhan Railway Company Limited. Mr. Yu is the director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited, China Railway Container Transportation Limited and China Railway Special Goods Transportation Limited and a supervisor of Guangzhou–Zhuhai Railway Company Limited.

Li Liang, aged 52, joined our Company in June 2009 and is a director of our Company. He is a graduate of university specialty education and is an engineer. Before December 2006, he has been section chief of Anyang engineering section and Xinxiang engineering section of Xinxiang Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Zhengzhou Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Bureau. He has been standing deputy general manager of GRGC from December 2006 to March 2012. Since April 2012, he has been standing deputy general manager of Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Luo Qing, aged 48, joined our Company in December 2008 and is a director of our Company. Mr. Luo graduated from the Correspondence College of the Party School of CPC, a bachelor majoring in economic management and is a political engineer. Before April 2006, he had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau of Guangzhou Railway Bureau, labor union of YangCheng Railway Company of GRGC, Locomotive Sports Association of YangCheng Railway Company of GRGC and Locomotive Sports Association of GRGC. Between April 2006 and October 2008, he was the chief of the organization department of trade union of GRGC. From November 2008 to April 2010, he served as the chairman of the trade union of our Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of our Company and also the chairman of the trade union of our Company.

Lo Mun Lam, aged 59, joined our Company in June 2011 and is an independent director of our Company. Mr. Lo graduated from University of Wisconsin-Madison and obtained a L.L.M. degree from the University of Hong Kong and a J.D. degree from the University of California. He has professional certificates or qualifications in accounting, finance, real estate and hospitality fields. Mr. Lo is a chartered accountant of U.K. and Canada. He is a licensed with the HKSFC as a Type 6 responsible officer (advising on corporate finance). Mr. Lo has served as a director and strategy consultant of multinational financial corporations and emerging international corporations. Currently, he is in charge of an investment and corporate financing consulting entity which has offices in London and Hong Kong. He concurrently serves as an independent non-executive director of Luk Fook Holdings (International) Limited, a non-executive director and vice chairman of Asian Capital Resources (Holdings) Limited, and an independent non-executive director of Shanghai Zendai Property Limited (all these companies are listed in Hong Kong).

Liu Xueheng, aged 39, joined our Company in June 2011 and is an independent director of our Company. Mr. Liu obtained an MBA degree from Cambridge University in the UK in 1999. Mr. Liu has served as a senior assistant manager of DBS Bank, Hong Kong since 2000, an executive director of Partners Capital International Limited since 2002, an executive director of Vision Finance Group Limited since June 2006 and an executive director of Beijing Properties (Holdings) Limited since January 2011 which is listed in Hong Kong.

Liu Feiming, aged 43, joined our Company in June 2011 and is an independent director of our Company. Ms. Liu graduated from Hefei Industrial University in 1989, majoring in management engineering. Ms. Liu obtained a master’s degree in economics from Nankai University in July 1997 and a doctor’s degree in international economics from Nankai University in July 2007. From August 1989 to February 1994, she worked in the business administrative office of Anhui Huainan Chemistry Industrial Company. She served as finance manager of Hengxing Electronic Science (Shenzhen) Co., Ltd. since March 1994, finance manager of China Motion Telecom Group Limited since May 1996 and vice president of China Motion Telecom International Limited since October 2002. She has been a director and finance president of Shangkai Group (Shenzhen) Limited Company since April 2004.

Supervisors

The table below sets forth the information relating to our supervisors as of April 19, 2013:

Name	Age	Position	Date First Elected or Appointed
Xu Ling	57	Chairman of the supervisory committee	2010

Chen Shaohong	46	Supervisor	2008

Shen Jiancong	44	Supervisor	2011

Li Zhiming	51	Supervisor	2005

Xu Huiliang	49	Supervisor	2010

Chen Jianping	46	Supervisor	2011

Xu Ling, aged 57, joined our Company in June 2010 and is the Chairman of the Supervisory Committee of our Company. He graduated with a bachelor degree and is a senior political engineer. Mr. Xu Ling joined the railway industry in 1977 and has more than 30 years of experience in railway transportation management. He served as the vice-secretary of the Party Committee of Guangzhou Railway Bureau, general party branch secretary of Guangzhou Railway Material Factory of Guangzhou Railway Bureau, chairman of the Trade Union of departments directly under GRGC, vice secretary of the Disciplinary Committee and head of the Supervisory Department of GRGC. Mr. Xu served as the secretary of the party committee in the Huaihua Railway Company of GRGC and the director and secretary of the Party Work Committee in the Huaihua Railway Office of GRGC; director and secretary of the Party Work Committee in the Changsha Railway Office of GRGC. Since March 2010, he has been serving as the vice-secretary of the Party Committee and the secretary of the disciplinary committee of GRGC. Mr. Xu also serves as the Chairman of supervisory committee of Guangmeishan Railway Company Limited and Guangdong Sanmao Railway Company Limited and also the supervisor of Guangzhou–Zhuhai Railway Company Limited.

Chen Shaohong, aged 46, joined our Company in June 2008 and is a supervisor representing shareholders of our Company. Mr. Chen holds a bachelor degree and is an economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate and legal affairs department of GRGC. Since June 2008, Mr. Chen has been vice-chief economist and director of corporate and legal affairs department of GRGC. Mr. Chen is also the chairman of supervisory committee of Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd. and Hainan Railway Economic and Technological Development Corporation Company; director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited and Jingyue Railway Company Limited and the supervisor of Guangdong Sanmao Railway Company Limited, Hunan Inter-city Railway Company Limited, Guangzhou Electric Locomotive Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited and China Railway Express Co., Ltd.

Shen Jiancong, aged 44, joined our Company in June 2011 and is a Supervisor representing shareholders of our Company. He is a graduate with a bachelor degree and an economist. Before March 2011, Mr. Shen has worked as secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, deputy director and director of division of personnel of GRGC, deputy director of Division of Human Resources of GRGC, concurrently as deputy director of organization department of Party Committee of GRGC, and secretary of CPC committee and vice stationmaster of Shenzhen station of our Company. He has been director of division of human resources and director of organization department of party committee of GRGC since March 2011.

Li Zhiming, aged 51, joined our Company in May 2005 and is a Supervisor representing shareholders of our Company. Mr. Li graduated from the Party School of CPC, is a bachelor majoring in economics and management and is an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was chief of Finance Sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of GRGC. Mr. Li is also the chairman of the supervisory committee of Guangzhou Tiecheng Enterprise Company Limited, chairman of the supervisory committee of Xingguangji Trade Company Limited; director of Hong Kong Qiwen Limited and Hainan Railway Economic and Technological Development Corporation; supervisor of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd, Xia Shen Railway (Guangdong) Company Limited, Ganshao Railway Company Limited, Guiyang-Guangzhou Railway Co., Ltd, Hunan — Guangzhou Railway Co., Ltd and Jingyue Railway Company Limited.

Xu Huiliang, aged 49, joined our Company in 1992 and is a Supervisor representing employees of our Company. Mr. Xu graduated from Southwest Jiaotong University, majoring in electronic computer technology, and is a graduate with a bachelor degree and holds a master degree in engineering and is a senior engineer. Mr. Xu has been engaged in the railway information technology industry and has developed various computer engineering projects. Mr. Xu was entitled to enjoy special subsidies awarded by the State Council in 2001. Since March 2009, he served as the director of information technology department of our Company and has been elected as the supervisor representing employees of our Company from June 2010.

Chen Jianping, aged 46, joined our Company in 2007 and is a Supervisor representing employees of our Company. Mr. Chen worked with the First High School of Guangzhou Railway and Locomotive Sports Association of GRGC and is working with GRGC and our Company. Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistic department of our Company, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit of our Company, deputy office manager of our Company, chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, he has served as the section chief of Guangzhou Passenger Transportation Division, and since November 2012, he has been the general manager of diversified operation and development center, deputy secretary of the party committee and director of various operation and management offices of GRGC. Since June 2011, he has been a Supervisor representing employees of our Company. Mr. Chen is also chairman of the board of directors of Hainan Railway Economic and Technology Development Company.

Senior Management

The table below sets forth information relating to our senior management as of April 19, 2013:

Name	Age	Position	Date First Elected or Appointed
Shen Yi	57	General Manager	2008

Mu Anyun	52	Deputy General Manager	2009

Guo Xiangdong	47	Deputy General Manager and Company Secretary	2004

Tang Xiangdong	44	Chief Accountant	2008

Shen Yi is our Director and General Manager.

Mu Anyun, aged 52, joined our Company in February 2009 and is a deputy general manager of our Company. Mr. Mu holds a bachelor degree, an MBA degree of Macau University of Science and technology and is an economist. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Bureau and GRGC. From May 2000 to January 2009, he was director and deputy general manager of Guangmeishan Railway Company Limited. Since February 2009, he has been deputy general manager of our Company.

Guo Xiangdong, aged 47, joined our Company in 1991 and is the Deputy General Manager and secretary of the Board. Mr. Guo graduated from Central China Normal University and is a graduate with a bachelor degree and holds an MBA degree, and is an economist. Before January 2004, he has been deputy section chief, deputy head and head of secretariat of the Board. From January 2004 to November 2010, he has been appointed as the secretary of the Board and since December 2010, Mr. Guo has been appointed as the deputy general manager and secretary of the Board.

Tang Xiangdong, aged 44, joined our Company in June 1990 and is Chief Accountant of our Company. Mr. Tang graduated from Jinan University majoring in business administration and is a graduate with a bachelor degree and holds an MBA degree, and is a senior accountant. Before March 2006, he has served in various professional management positions in the Labor and Capital Department, Diversified Business Department and Revenue Settlement Center of our Company. From March 2006 to November 2008, he was director of Finance Department of our Company. Since December 2008, Mr. Tang has been the chief accountant of our Company. Mr. Tang is also a supervisor of Guangzhou Tiecheng Enterprise Company Limited.

Additional Information

Our non-independent directors, members of our supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

Name	Position

Li Wenxin

Chairman of the Board, General manager and Deputy Secretary of Party Committee of:

GRGC

Chairman of the Board of Directors of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Co., Ltd.

Yuehai Railway Company Limited

Shichang Railway Company Limited

Shen Yi	Director of: Guangzhou Tiecheng Industrial Company Limited

Sun Jing	Director of: Guangzhou Electric Locomotive Co., Ltd. Deputy General Manager of: GRGC

Yu Zhiming

Chairman of the Board of Directors of:

China Railway (HK) Holdings Ltd

Chairman of the Supervisory Committee of:

Yuehai Railway Company Limited

Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd.

MaoZhan Railway Company Limited.

Director of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Co., Ltd.

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Co., Ltd.

Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Hainan Eastern Ring Railway Company Limited

Ganshao Railway Company Limited

China Railway Container Transportation Company Limited

China Railway Special Goods Transportation Company Limited

Supervisor of:

Guangzhou–Zhuhai Railway Company Limited.

Chief Accountant of:

GRGC

Li Liang	Standing Deputy General Manager of: Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Lo Mun Lam

Independent Non-executive Director of:

Luk Fook Holdings (International) Limited

Shanghai Zendai Property Limited

Non-executive Director and Vice Chairman of:

Asian Capital Resources (Holdings) Limited

Liu Xueheng	Executive Director of: Vision Finance Group Limited Beijing Properties (Holdings) Limited

Liu Feiming	Director and Finance President of: Shangkai Group (Shenzhen) Limited Company

Name	Position

Xu Ling

Vice-Secretary of the Party Committee and the Secretary of the Disciplinary Committee of

GRGC

Chairman of Supervisory Committee of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Co., Ltd.

Supervisor of:

Guangzhou–Zhuhai Railway Company Limited

Chen Shaohong

Vice-chief Economist and Director of Corporate and Legal Affairs Department of:

GRGC

Chairman of Supervisory Committee of

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Co., Ltd.

Hainan Railway Economic and Technological Development Corporation Company

Director of

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Enterprise Development Company

Yuehai Railway Company Limited

Xiamen- Shenzhen Railway (Guangdong) Company Limited

Jingyue Railway Company Limited

Supervisor of:

Guangdong Sanmao Railway Co., Ltd.

Hunan Inter-city Railway Company Limited

Guangzhou Electric Locomotive Co., Ltd.

Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Hainan Eastern Ring Railway Company Limited

Ganshao Railway Company Limited

China Railway Express Co., Ltd.

Shen Jiancong	Director of Division of Human Resources and Director of Organization Department of party committee of: GRGC

Li Zhiming

Deputy Chief and Chief of the Audit Department of:

GRGC

Chairman of the Supervisory Committee of:

Guangzhou Tiecheng Enterprise Company Limited

Xingguangji Trade Company Limited

Director of:

Hong Kong Qiwen Company Limited

Hainan Railway Economic Technological Development Corporation

Supervisor of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Co., Ltd.

Guangdong Sanmao Railway Enterprise Development Company Limited

Yuehai Railway Company Limited

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Co., Ltd

Xiamen-Shenzhen Railway (Guangdong) Company Limited

Ganshao Railway Company Limited

Guiyang-Guangzhou Railway Co., Ltd

Nanning -Guangzhou Railway Co., Ltd

Jingyue Railway Company Limited.

Name	Position

Chen Jianping

General Manager of Diversified Operation and Development Center, Deputy Secretary of the Party Committee and director of various operation and management offices of

GRGC

Chairman of the Board of Directors of

Hainan Railway Economic Technology Development Company

Tang Xiangdong	Supervisor of: Guangdong Tiecheng Industrial Company Limited

Note:	Luk Fook Holdings (International) Limited, Shanghai Zendai Property Limited, Asian Capital Resources (Holdings) Limited and Beijing Properties (Holdings) Limited are listed companies of Hong Kong. Vision Finance Group Limited is an investment bank of Hong Kong. Shangkai Group (Shenzhen) Limited Company is a sino-foreign joint venture of Shenzhen. China Railway Container Transportation Company Limited, China Railway Special Goods Transportation Company Limited and China Railway Express Co., Ltd. are subsidiaries of China Railway Corporation. Guangzhou Tiecheng Industrial Company is our joint venture partner. Guangzhou Electric Locomotive Co., Ltd., Guangzhou-Zhuhai Railway Company Limited, Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd. and Jingyue Railway Company Limited are joint venture partners of GRGC. The remaining companies in the table above are subsidiaries of GRGC.

B. Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2012 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees.

The aggregate amount of cash remuneration paid by our Company in 2012 to all individuals who are our directors, supervisors and senior management members was approximately RMB 3.116 million, of which approximately RMB 1.457 million was paid to our non-independent directors and supervisors and approximately RMB 0.386 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2012 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB 0.375 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2012, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2012 or as of December 31, 2012 to which we or any of our subsidiaries was a party.

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

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years . Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Xu Ling, Chen Shaohong, Li Zhiming, Shen Jiancong, Xu Huiliang and Chen Jianping. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 2, 2011. Mr. Xu Huiliang and Mr. Chen Jianping were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2010 and 2011, respectively. The term of these supervisors is 3 years. Our supervisory committee held four meetings during the year ended December 31, 2012, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2012. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

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

Audit Committee

We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are: Mr. Lo Mun Lam (Chairman), Mr. Liu Xueheng and Ms. Liu Feiming. Mr. Lu, Mr. Liu and Ms. Liu are “independent directors” of our Company as defined in Section 303A.02 of the New York Stock Exchange’s Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. The duties of the audit committee include:

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

Remuneration Committee

We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Mr. Lo Mun Lam (Chairman), Mr. Li Wenxin, Mr. Shen Yi, Mr. Liu Xueheng and Ms. Liu Feiming. The remuneration committee will meet from time to time when required to consider remuneration-related matters of the Company.

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

D. Employees

As of December 31, 2010, 2011 and 2012, we had approximately 32,179, 33,379 and 34,573 employees, respectively. The increase in the number of our employees in 2012 was due to an increase in passenger transportation personnel. The following chart sets forth the number of our employees by function as of December 31, 2012:

Function	Employees
Transportation personnel (1)	14,583
Mechanical personnel (2)	4,302
Power and water supply personnel (3)	1,762
Vehicle personnel (4)	2,850
Maintenance personnel (5)	3,711
Signal service personnel (6)	1,373
Construction and apartment personnel(7)	1,037
Diversified businesses and other supporting personnel (8)	222
Technical and administrative personnel (9)	4,173
Other personnel(10)	560
Total	34,573

(1)	Transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Mechanical personnel mean those people responsible for locomotive and EMU operation and overhaul.
(3)	Power and water supply personnel mean those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.
(4)	Vehicle personnel mean those people responsible for vehicle operation and overhaul.
(5)	Maintenance personnel mean those people responsible for station track and railroad switch maintenance.
(6)	Signal service personnel mean those people responsible for signal equipment maintenance.
(7)	Construction and apartment personnel mean those people responsible for construction, apartments and dining halls.
(8)	Diversified businesses and other supporting personnel mean all personnel involved in diversified businesses.
(9)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.
(10)	Other personnel include all personnel who have been sick, studying or early-retired.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2012, we paid approximately RMB 3,974.9 million in aggregate salaries and benefits to our employees.

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

Details of our statutory welfare fund and retirement benefits are set out in Notes 25 and 28 to our audited consolidated financial statements included elsewhere in this annual report.

E. Share Ownership

As of April 19, 2013, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

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

Shareholding Structure of our Company

Set out below is the current shareholding structure of our Company as of April 19, 2013:

Name of Shareholders	Types of Shares	Number of Shares Held	Shareholding Percentage %

Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
Guangzhou Railway (Group) Company	A shares	2,629,451,300	37.1
National Social Security Fund Council(1)	A shares	274,798,700	3.9
Other Public Shareholders of A shares	A shares	2,747,987,000	38.8
Total		7,083,537,000	100.0

(1)	On September 22, 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (the “NCSSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, the NCSSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. The transfer restriction of these 274,798,700 shares was expired on December 21, 2012. No shares were subject to sale restriction and all the shares achieved full circulation on December 24, 2012.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of April 19, 2013, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital

Ordinary Shares (A shares)(1)	GRGC	2,629,451,300	46.5	37.1

(1)	A shares held by GRGC are no longer restricted from sales and redemption starting from December 22, 2009.

The following table sets forth all persons who were known by us to beneficially own 5% or more of our issued and outstanding H shares as of April 19, 2013.

Identity of Person or Group	Shares Owned		Percentage of H Shares		Percentage of Total Capital
The Bank of New York Mellon Corporation	89,237,571	(L)	6.23	(L)	1.26
	60,639,071	(P)	4.24	(P)	0.86
Credit Suisse Group AG	87,916,155	(L)	6.14	(L)	1.24
	146,993,089	(S)	10.27	(S)	2.07
FIL Limited	86,646,000	(L)	6.05	(L)	1.22
BlackRock, Inc.	86,441,890	(L)	6.03	(L)	1.22
	0	(S)	0.00	(S)	0
Hillhouse Capital Management, Ltd.	86,286,000	(L)	6.03	(L)	1.22
Gaoling Fund, L.P.	86,026,000	(L)	6.01	(L)	1.21

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes lending pool.

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

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2012. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure”.

Name of related parties	Relationship with Us

Single largest shareholder and its subsidiaries
GRGC	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangmeishan Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of GRGC
Guangzhou Railway Material Supply Company	Subsidiary of GRGC
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of GRGC
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Railway Real Estate Construction Company	Subsidiary of GRGC
Yuehai Railway Company Limited	Subsidiary of GRGC
Shichang Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway Station Service Centre	Subsidiary of GRGC
Changsha Railway Construction Company Limited	Subsidiary of GRGC
Guangdong Sanmao Railway Company Limited	Subsidiary of GRGC
Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC
Guangzhou Yuetie Operational Development Company	Subsidiary of GRGC
Guangzhou Railway Rolling Stock Works	Subsidiary of GRGC
Foreign Economic & Trade Development Corporation of Guangzhou Railway group	Subsidiary of GRGC
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of GRGC
Guangzhou Yangcheng Living Service Centre	Subsidiary of GRGC
Pajiangkou Stone Pit	Subsidiary of GRGC
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of GRGC
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC
Guangshengang Passenger Special Line Company Limited (i)	Subsidiary of GRGC
Guangdong Guangzhu Intercity Rail Transportation Company Limited (ii)	Subsidiary of GRGC

Huaihua Railway Engineer Construction Company	Subsidiary of GRGC
Lechang Anjie Railway Sleeper Company Limited	Subsidiary of GRGC

Associates of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

Other related party
Guangzhu Railway Company Limited (iii)	Entity supervised by the chairman of the Company
(i)	In March 2012, the Guangzhou Railway Group disposed of its investment in Guangshengang Passenger Special Line Company Limited. As a result, Guangshengang Passenger Special Line Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangshengang Passenger Special Line Company Limited. However, the transactions with Guangshengang Passenger Special Line Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.

(ii)	In November 2012, the Guangzhou Railway Group disposed of its investment in Guangdong Guangzhu Intercity Rail Transportation Company Limited. As a result, Guangdong Guangzhu Intercity Rail Transportation Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangdong Guangzhu Intercity Rail Transportation Company Limited. However, the transactions with Guangdong Guangzhu Intercity Rail Transportation Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.

(iii)	On January 30, 2012, the former chairman of the Company, Xu Xiaoming, resigned from his position. Since that date, Xu Xiaoming also no longer served as the chairman of the Guangzhu Railway Company Limited. Therefore, Guangzhu Railway Company Limited was no longer considered as a related party of the Group since January 31, 2012.

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

The chart below sets forth the material transactions we undertook with related parties in 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	(RMB thousands)
Provision of Services
Revenue collected by the MOR for services provided to GRGC and its subsidiaries	1,115,028	1,155,391	1,238,431
Revenue collected through GRGC for provision of repairing services for cargo trucks	191,369	—	—
Provision of train transportation services to GRGC and its subsidiaries	347,849	407,220	352,973
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries	—	273,460	278,669
Receipt of Services
Cost settled by the MOR for services provided by GRGC and its subsidiaries	1,367,444	1,488,224	1,578,108
Train transportation services provided by GRGC and its subsidiaries	428,288	637,099	653,787
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway Company	144,750	115,190	93,090
Provision of construction services by GRGC and its subsidiaries	115,075	224,892	287,903
Provision of repair and maintenance services by GRGC and its subsidiaries	171,154	260,118	240,761
Purchase
Purchase of materials and supplies from GRGC and its subsidiaries	431,988	709,014	766,309
Sales
Sales of materials and supplies to GRGC and its subsidiaries	17,827	23,696	11,218
Others
Operating lease rental paid to GRGC for the leasing of land use rights	52,400	53,600	54,800
Acquisition of certain assets and liabilities from GRGC’s subsidiaries	—	14,920	—
Compensation of loss on construction-in-progress from Guangzhu Railway Company Limited	—	17,039	—

As of December 31, 2010, 2011 and 2012, we had the following material balances with our related parties:

	As of December 31,
	2010	2011	2012
	(RMB thousands)

Due from GRGC	299,400	309,159	194,679

- Trade receivables(1)	292,504	296,449	189,307
- Prepayment and other receivables	6,896	12,710	5,372

Due to GRGC	18,408	37,374	22,914

- Trade payables(1)	9,694	36,105	21,679
- Prepayment and other payables(3)	8,714	1,269	1,235

Due from subsidiaries of GRGC	33,629	219,188	67,321

- Trade receivables	26,682	191,230	37,631
Less: impairment provision	(19)	(19)	(19)
- Prepayment and other receivables	6,966	27,977	29,709

Due to subsidiaries of GRGC	158,522	187,499	314,856

- Trade payables(2)	135,999	164,221	282,266
- Other payables(3)	22,523	23,278	32,590

Due from an associate	1,451	1,733	1,784

- Trade receivables	22	—	—
- Other receivables	13,741	14,045	14,096
Less: impairment provision(5)	(12,312)	(12,312)	(12,312)

Due to an associate	6,991	5,803	5,376

- Trade payables	—	2	2,152
- Other payables(4)	6,991	5,801	3,224

Due from Guangzhu Railway Company Limited	—	17,039	—

- Prepayment and other receivables	—	17,039	—

Prepayment for fixed assets and construction-in-progress	—	—	32,417

- GRGC and its subsidiaries	—	—	1,092
- Associates	—	—	31,325

Payables for fixed assets and construction-in-progress	96,328	145,416	224,968

- GRGC and its subsidiaries	77,423	123,107	45,883
- Associates	18,905	22,309	179,085

(1)	The trade balances due from/to GRGC and subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(2)	The trade balances due to subsidiaries of GRGC mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between us and the related parties.
(3)	The non-trade balances due to subsidiaries of GRGC mainly represent the deposits of related parties maintained in the deposit-taking center of our Company.
(4)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.
(5)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As of December 31, 2012, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2012. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2012 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

Transaction with the MOR

The MOR was the controlling entity of GRGC, the single largest shareholder of our Company and also centrally managed the railway business within the PRC. We worked in cooperation with the MOR and other railway companies owned and controlled by the MOR to operate certain long-distance passenger train transportation and freight transportation services within the PRC. The related revenue was collected by other railway companies, which was then remitted to the MOR and centrally processed. A certain portion of the revenue so collected was allocated to our Company for the use of our rail lines or for services rendered by us in connection with the delivery of these services. On the other hand, our Company was also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations were determined by the MOR based on its standard charges applied on a nationwide basis.

The chart below sets forth the material transactions our Company undertook with the MOR in 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	(RMB thousands)

Recurring Transactions:
Income
Revenue collected from the MOR, including revenue collected by the MOR for services provided to GRGC and its subsidiaries
- Passenger transportation	7,569,570	7,769,115	7,522,886
- Freight transportation	835,216	831,860	764,359
- Railway network usage and services	3,115,911	3,254,511	3,474,241

- Repairing services for cargo trucks(1)	—	221,386	247,335

Charges and Payments
Services charges allocated from the MOR, including cost settled by the MOR for services provided to GRGC and its subsidiaries	2,487,995	2,721,039	3,003,520
Operating lease rentals paid/payable to the MOR	178,917	200,693	201,151

(1)	Such revenue was collected through Guangzhou Railway Group before 2011. Since 2011, such revenue has been collected through the MOR.

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

As of December 31, 2010, 2011 and 2012, we had the following material balances maintained with the MOR:

	As of December 31,
	2010	2011	2012
	(RMB thousands)

Due from the MOR(1)
- Trade receivables	24,805	18,017	159,074

Due to the MOR(1)
- Trade payables	166,271	193,856	—

(1)	We expect that the outstanding amounts due from the MOR and due to the MOR will be transferred to the China Railway Corporation.

The MOR was dissolved in March 2013 during the First Session of the 12th National People’s Congress of the PRC. The China Railway Corporation will perform the commercial functions previously performed by the MOR. We intend to engage the China Railway Corporation in transactions similar to those engaged in by the MOR.

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-76 following ITEM 19.

A.7 Legal Proceedings

We have been unable to recover the deposit from Li Cheng Credit Cooperative (“Li Cheng”) upon maturity. We have initiated several legal proceedings against Li Cheng in order to enforce recovery but so far have not succeeded. As a result, for the year ended December 31, 2011 and 2012, we had a provision for impairment loss of RMB 31,365,000 against the principal balance of a deposit placed with Li Cheng.

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

On March 26, 2013, our Board of Directors proposed a final dividend distribution of RMB 0.08 per share to our shareholders for the year ended December 31, 2012. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders held on May 23, 2013.

B. Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2012.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Price Range of our H shares and ADSs

As of December 31, 2012 and April 19, 2013, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2012 and April 19, 2013, there were, respectively, 3,862,777 ADSs and 3,439,381 ADSs outstanding held by 169 and 168 registered holders.

The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:

New York Stock

	Exchange		HKSE
Calendar Period	High	Low	High	Low
(USD per ADS)	(HKD per H share)
Annual highs and lows
2008	36.45	13.72	5.71	2.10
2009	25.52	13.83	3.93	2.23
2010	22.26	16.03	3.48	2.56
2011	21.67	13.82	3.40	2.22
2012	21.38	13.97	3.37	2.19
Quarterly highs and lows
First Quarter 2011	20.98	18.03	3.30	2.80
Second Quarter 2011	21.38	19.00	3.37	2.98
Third Quarter 2011	21.30	14.81	3.32	2.36
Fourth Quarter 2011	18.26	14.26	2.82	2.19
First Quarter 2012	19.76	17.43	3.08	2.73
Second Quarter 2012	20.12	14.72	3.02	2.29
Third Quarter 2012	15.90	13.97	2.51	2.19
Fourth Quarter 2012	19.74	15.79	3.08	2.50
Monthly highs and lows
October 2012	18.28	15.79	2.85	2.50
November 2012	17.81	16.40	2.74	2.57
December 2012	19.74	16.47	3.08	2.55
January 2013	21.96	19.52	3.42	3.02
February 2013	23.66	20.43	3.71	3.27
March 2013	26.40	23.90	4.15	3.73
April (through April 19, 2013)	24.77	22.29	3.89	3.50

During the year ended December 31, 2012, we did not purchase, sell or redeem any of our H shares.

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

The total number of shares of our Company after the A Share Offering is 7,083,537,000.

As of December 31, 2012, our issued share capital consisted of:

Type of share capital	Number of shares	Percentage of shares (%)
Domestic tradable shares without restriction on sales (A shares)	5,652,237,000	79.80
H shares	1,431,300,000	20.20

Total	7,083,537,000	100.00

Public Float

As of April 19, 2013, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

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

Where the Company convenes an annual general meeting, shareholders who severally or jointly hold more than 3% of the Company’s shares, may present an extraordinary proposal for the shareholders’ general meeting in written form to the Company. If the subject of the extraordinary proposal falls within the functions and powers of a shareholders’ general meeting, then it should be included in the agenda of the meeting.

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

The Company may send the notice to the domestic shareholders by way of public notice published in one or more newspapers designated by the securities regulatory authority under the State Council at least forty-five (45) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. Notice of a shareholders’ general meeting to holders of overseas-listed foreign-invested shares shall be published on our Company’s website (www.gsrc.com) at least forty-five (45) days prior to the date of the meeting. After the publication of such notice, all holders of overseas-listed foreign-invested shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice, shall not invalidate the meeting or the resolutions adopted therein. Where we convene an annual general meeting, we shall include in the agenda of the meeting any resolutions submitted by shareholders (including proxies) who either separately or in aggregate hold more than 3% of the total number of our shares, provided that these resolutions fall within the scope of powers of a shareholders’ general meeting.

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

At least one-third of our board members shall be independent directors. An independent director is a director who does not act in other capacities in our Company other than as a director, and who does not have any relationship with our Company or our Company’s substantial shareholders which may affect the director in making independent and objective judgment. An independent director shall have certain special duties, including, among others, to approve a connected transaction of which the total consideration accounts for more than 5% of the latest audited net asset value of our Company before submission to the board of the directors for discussion, to propose the convening of a board meeting, to engage external auditors or consultants independently, and to make independent opinion on significant events of our Company. To ensure that the independent directors can effectively perform their duties, our Company shall provide them with certain working conditions.

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

The shares repurchased by the Company under item 3 may not exceed 5% of the total of the Company’s issued shares. Such repurchase shall be financed by the Company’s profit after tax. The shares so repurchased shall be transferred to the employees within one year.

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

C. Material Contracts

All material contracts we entered into during the fiscal years of 2011 and 2012 were made in the ordinary course of business.

D. Exchange Controls

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of RMB into U.S. dollars in China currently must be based on the People’s Bank of China rate. The People’s Bank of China rate is set based on the previous day’s Chinese inter-bank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 16, 2012. As of April 19, 2013, this change in policy has resulted in a more than 30% appreciation of the RMB against the U.S. dollar since July 2005.

Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2012, we incurred a foreign exchange gain of approximately RMB 0.5 million due to the appreciation of the Hong Kong dollar against the RMB. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2012, we maintained the equivalent of approximately RMB 60.9 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

The EIT Law took effect on January 1, 2008. According to the EIT Law and the Notice Regarding Implementation of the Preferential Enterprise Income Tax in the Transition Period issued by the State Council, the preferential income tax rate of 15% that was applicable to companies incorporated in Shenzhen and other special economic zones was phased out over five years beginning on January 1, 2008, and after such five-year period, was changed to 25%, i.e., the unified income tax rate applicable to almost all domestic companies in the PRC with minor exceptions. Within the five-year transitional period, the tax rates applicable to those companies which used to enjoy a preferential tax rate of 15% were 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012, respectively. The tax rate applicable to those companies will be 25% for 2013.

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

Tax on Dividends

For an Individual Investor. According to the Individual Income Tax Law of the PRC, an income tax of 20% shall be withheld on dividend payments from PRC enterprises to residents of the PRC. According to the Notice on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 issued by the PRC State Tax Bureau, the receipt of dividends from a company in the PRC by foreign individuals of countries which have entered into a double taxation agreement with the PRC is subject to the treaty rate in the relevant tax treaty. A foreign individual of countries which have not entered into any double taxation agreement with the PRC or in any other case will be subject to 20% PRC withholding tax.

According to the Notice on the Issues concerning the Implementation of Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies: individual PRC resident holders of A Shares who have held shares for one month or less shall include all cash and share distributions in their taxable income; individual PRC resident holders of A Shares who have held shares for more than one month and not more than one year shall temporarily include 50% of all cash and share distributions in their taxable income; and individual PRC resident holders of A Shares who have held shares for more than one month and not more than one year shall temporarily include 25% of all cash and share distributions in their taxable income.

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

You are a “U.S. holder” if you are a beneficial owner of H shares or ADSs and are:

•	a citizen or resident of the United States for United States federal income tax purposes;

•

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

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

We believe that we were not a PFIC for our taxable year ended December 31, 2012 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Taxation of Capital Gains

No capital gain tax is generally imposed in Hong Kong in respect of capital gains from the sale of shares (such as the H shares). However, if trading gains from the sale of property by persons as part of profit making are regarded as carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, such trading gains will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on unincorporated businesses. Certain categories of taxpayers are likely to be regarded as deriving trading gains rather than capital gains (for example, financial institutions, insurance companies and securities dealers) unless these taxpayers can prove that the investment securities are held for long-term investment. Gains from sales of the H shares affected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

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

Additionally, we are subject to the informational requirements of the Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file annual reports on Form 20-F within four months of our fiscal year end, and we will furnish other reports and information under cover of Form 6-K with the SEC. You may review a copy of the registration statement and other information without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also inspect the registration statement and its exhibits and schedules at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. You may also get copies, upon payment of a prescribed fee, of all or a portion of the registration statement from the SEC’s public reference room or by calling the SEC on 1-800-SEC-0330 or visiting the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information

Not applicable.

ITEM  11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2011 and 2012.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2011 and 2012 are set forth below.

	As of December 31,
Monetary assets and liabilities	Currency Denomination	2011	2012
		(RMB thousands)

Current assets
Cash and cash equivalents	USD	261	39
Cash and cash equivalents	HKD	106,054	60,910
Other receivables	HKD	244	234

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We incurred a foreign exchange gain of RMB 0.5 million for the year ended December 31, 2012. As of December 31, 2012, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB 61.2 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB 3.6 million in these balances.

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

Interest Rate Risks

As of December 31, 2012, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Our interest rate risk arises mainly from the bonds payable in connection with our issuance in December 2009 of RMB 3.5 billion 4.79% fixed rate notes due 2014, which were issued at a fixed interest rate and exposed us to fair value interest rate risk.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2012, at present and in our normal course of business, we are not subject to any other material market-related risks.

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

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse certain expenses incurred by us in connection with our ADR program. The depositary reimbursed us, or waived its fees and expenses, of approximately US$107,792.89 for the year ended December 31, 2012.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2012:

Category of Expenses	Amount (US$)
Investor relations	10,410.60
Broker reimbursements	43,096.58
NYSE listing fee	54,285.71
Total	107,792.89

Indirect Payments

The depositary has also agreed to waive certain fees for standard costs associated with the administration of our ADS program. The table below sets forth those expenses that the depositary waived in the year ended December 31, 2012: [Company to provide]

Category of Expenses	Amount (US$)
Fees waived	300,000

PART II

ITEM  13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM  14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM  15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2012. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2012, under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM  16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Lo Mun Lam is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Lo Mun Lam and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual.

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

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our auditor for 2012 have been approved at the annual general meeting of our shareholders held on May 22, 2012.

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2011 and 2012.

	2011	2012
	(RMB millions)

Audit Fees	7.80	7.70
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	—	0.25

Total	7.80	7.95

Notes:

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2012, there did not exist any amount that became payable but remained outstanding.

All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.

ITEM  16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM  16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December  31, 2012, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

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

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-76 following ITEM 19.

ITEM 19. EXHIBITS

(a)	See pages F-1 to F-76 following this item.

(b)	Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1α	Amended and Restated Articles of Association

2.1*	Form of Amendment No. 1 to Deposit Agreement

2.2*	Form of American Depositary Receipt

4.1**	Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company

4.2***	Master comprehensive services agreements dated November 5, 2007 between Guangshen Railway Company Limited and each of GRGC, GEDC and Yangcheng Railway Company

4.3α	English summary of certain material terms of the RMB 3.5 billion of 4.79% fixed rate notes due 2014

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2012

11.1¥	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Registrant’s Form F-6EF filed with the SEC on April 24, 2009.

**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.

***	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 26, 2008.

¥	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.

α	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 22, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 24, 2013	By:	/s/ Li Wenxin
Li Wenxin
Chairman of the Board of Directors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated comprehensive income statements, consolidated cash flow statements and the consolidated statements of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited and its subsidiaries (the “Group”) at December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report On Internal Control over Financial Reporting in Item 15 appearing on pages 100 and 101 of the 2012 Annual Report. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

24 April, 2013

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2011 AND 2012

(Amounts in thousands)

		December 31
	Note	2011 RMB	2012 RMB	2012 US$*

ASSETS
Non-current assets
Fixed assets	6	23,987,080	24,524,248	3,936,476
Construction-in-progress	7	911,962	679,528	109,074
Prepayments for fixed assets and construction-in-progress		16,986	49,336	7,919
Leasehold land payments	8	544,403	528,296	84,799
Goodwill	9	281,255	281,255	45,145
Investments in associates	11	125,920	136,826	21,962
Deferred tax assets	12	108,079	109,161	17,522
Deferred employee costs		1,800	—	—
Long-term prepaid expenses	13	—	40,120	6,440
Available-for-sale investments	15	53,826	53,826	8,640
Long-term receivable	16	34,108	30,863	4,954

		26,065,419	26,433,459	4,242,931

Current assets
Materials and supplies	17	330,736	437,297	70,192
Trade receivables	18	613,999	1,000,025	160,518
Prepayments and other receivables	19	144,436	147,388	23,657
Short-term deposits	20	3,686,000	4,174,000	669,984
Cash and cash equivalents	20,34(c)	1,366,757	675,013	108,349

		6,141,928	6,433,723	1,032,700

Total assets		32,207,347	32,867,182	5,275,631

EQUITY AND LIABILITIES
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	21	7,083,537	7,083,537	1,137,004
Share premium		11,564,581	11,564,581	1,856,273
Other reserves	22	2,269,095	2,402,266	385,596
Retained earnings		4,417,393	4,894,806	785,684

		25,334,606	25,945,190	4,164,557

Non-controlling interests		52,802	50,849	8,162

Total equity		25,387,408	25,996,039	4,172,719

Liabilities
Non-current liabilities
Deferred income related to government grants	23	96,022	92,864	14,906
Bonds payable	24	3,478,568	3,485,473	559,466
Employee benefits obligations	25	168,276	113,901	18,283

		3,742,866	3,692,238	592,655

Current liabilities
Trade payables	26	1,064,741	1,131,624	181,641
Payables for fixed assets and construction-in-progress		814,129	915,081	146,883
Dividends payable		25	15	2
Income tax payable		316,731	229,271	36,801
Accruals and other payables	27	881,447	902,914	144,930

		3,077,073	3,178,905	510,257

Total liabilities		6,819,939	6,871,143	1,102,912

Total equity and liabilities		32,207,347	32,867,182	5,275,631

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.23, which is rounded from 6.2301, the certified exchange rates for December 31, 2012 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2012 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2010 RMB	2011 RMB	2012 RMB	2012 US$*

Revenue from Railroad Businesses
Passengers		7,377,145	8,026,512	7,841,091	1,258,602
Freight		1,315,347	1,386,753	1,344,113	215,749
Railway network usage and other transportation related services		3,888,367	4,255,996	4,890,640	785,014

		12,580,859	13,669,261	14,075,844	2,259,365
Revenue from other businesses		903,589	1,021,574	1,016,042	163,089

Total revenue		13,484,448	14,690,835	15,091,886	2,422,454

Operating expenses
Railroad businesses
Business tax		(312,265)	(369,115)	(340,035)	(54,580)
Labour and benefits	28	(2,662,299)	(2,973,529)	(3,516,589)	(564,461)
Equipment leases and services		(3,235,868)	(3,604,408)	(4,022,514)	(645,668)
Land use right leases	36(b)	(52,400)	(53,600)	(54,800)	(8,796)
Materials and supplies		(1,457,769)	(1,530,659)	(1,532,559)	(245,997)
Repair and facilities maintenance costs, excluding materials and supplies		(828,438)	(647,120)	(696,884)	(111,859)
Depreciation of fixed assets		(1,325,032)	(1,344,927)	(1,358,527)	(218,062)
Amortisation of leasehold land payments		(15,001)	(15,001)	(15,001)	(2,408)
Social services charges		(144,750)	(115,190)	(93,090)	(14,942)
Utility and office expenses		(125,989)	(128,795)	(107,216)	(17,210)
Others		(321,685)	(340,789)	(525,806)	(84,399)

		(10,481,496)	(11,123,133)	(12,263,021)	(1,968,382)

Other businesses
Business tax		(26,359)	(32,148)	(32,845)	(5,272)
Labour and benefits	28	(373,420)	(414,326)	(458,349)	(73,572)
Materials and supplies		(334,501)	(391,673)	(317,738)	(51,001)
Depreciation of fixed assets		(24,178)	(25,034)	(23,877)	(3,833)
Amortisation of leasehold land payments		(987)	(987)	(987)	(158)
Utility and office expenses		(86,329)	(113,700)	(132,581)	(21,281)

		(845,774)	(977,868)	(966,377)	(155,117)

Total operating expenses		(11,327,270)	(12,101,001)	(13,229,398)	(2,123,499)
Other (expenses)/income and other (losses)/gains - net	29	(47,060)	(25,786)	71,815	11,527

Profit from operations		2,110,118	2,564,048	1,934,303	310,482
Finance costs	30	(186,172)	(190,970)	(187,073)	(30,028)
Share of results of associates	11	1,361	5,259	10,906	1,751

Profit before income tax		1,925,307	2,378,337	1,758,136	282,205
Income tax expense	31	(440,389)	(575,965)	(441,151)	(70,811)

Profit for the year		1,484,918	1,802,372	1,316,985	211,394

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31,
	Note	2010 RMB		2011 RMB		2012 RMB		2012 US$*

Profit for the year			1,484,918		1,802,372		1,316,985		211,394

Other comprehensive income			—		—		—		—

Total comprehensive income for the year, net of tax			1,484,918		1,802,372		1,316,985		211,394

Profit attributable to:
Equity holders of the Company			1,486,062		1,804,107		1,318,938		211,707
Non-controlling interests			(1,144)		(1,735)		(1,953)		(313)

			1,484,918		1,802,372		1,316,985		211,394

Total comprehensive income attributable to:
Equity holders of the Company			1,486,062		1,804,107		1,318,938		211,707
Non-controlling interests			(1,144)		(1,735)		(1,953)		(313)

			1,484,918		1,802,372		1,316,985		211,394

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	32	RMB	0.21	RMB	0.25	RMB	0.19	USD	0.03

Earnings per equivalent ADS
- Basic and diluted	32	RMB	10.49	RMB	12.73	RMB	9.31	USD	1.49

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.23, which is rounded from 6.2301, the certified exchange rates for December 31, 2012 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2012 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

		Year ended December 31,
	Note	2010 RMB	2011 RMB	2012 RMB	2012 US$*

Cash flows from operating activities:
Cash generated from operations	34(a)	3,889,382	3,933,083	2,875,017	461,479
Interest paid		(167,650)	(167,650)	(167,650)	(26,910)
Income tax paid		(390,274)	(436,375)	(529,694)	(85,023)

Net cash generated from operating activities		3,331,458	3,329,058	2,177,673	349,546

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress, and prepayment for fixed assets, net of related payables		(1,158,399)	(943,390)	(1,836,154)	(294,727)
Proceeds from disposal of fixed assets; leasehold land and construction-in-progress	34(b)	31,156	557	41,071	6,592
Proceeds from disposal of subsidiary		—	144	—	—
Government grants received		—	4,100	—	—
Interest received		29,127	28,203	116,688	18,730
Increase in short-term deposits with maturities more than three months, net		(94,500)	(3,077,500)	(488,000)	(78,331)
Dividends received		3,853	4,263	5,500	883

Net cash used in investing activities		(1,188,763)	(3,983,623)	(2,160,895)	(346,853)

Cash flows from financing activities:
Dividends paid to non-controlling interests		(5)	(36)	(10)	(2)
Dividends paid to the Company’s shareholders		(566,683)	(637,533)	(708,354)	(113,700)
Payments for management fee of bond payables		(32,600)	(167)	(158)	(25)

Net cash used in financing activities		(599,288)	(637,736)	(708,522)	(113,727)

Net increase/(decrease) in cash and cash equivalents		1,543,407	(1,292,301)	(691,744)	(111,034)

Cash and cash equivalents at beginning of year		1,115,651	2,659,058	1,366,757	219,383

Cash and cash equivalents at end of year	34(c)	2,659,058	1,366,757	675,013	108,349

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.23, which is rounded from 6.2301, the certified exchange rates for December 31, 2012 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2012 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands)

	Attributable to equity holders
	Share capital RMB (Note 21)		Share premium RMB		Statutory surplus reserve RMB (Note 22)		Discretionary surplus reserve RMB (Note 22)		Other reserve RMB (Note 22)	Retained earnings RMB		Total RMB		Non-controlling interests RMB		Total equity RMB

Balance at January 1, 2010		7,083,537		11,564,581		1,628,072		304,059	—		2,668,389		23,248,638		55,717		23,304,355
Total comprehensive income		—		—		—		—	—		1,486,062		1,486,062		(1,144)		1,484,918
Appropriations from retained earnings		—		—		155,826		—	—		(155,826)		—		—		—
Dividends relating to 2009		—		—		—		—	—		(566,683)		(566,683)		(14)		(566,697)

Balance at December 31, 2010		7,083,537		11,564,581		1,783,898		304,059	—		3,431,942		24,168,017		54,559		24,222,576

Balance at January 1, 2011		7,083,537		11,564,581		1,783,898		304,059	—		3,431,942		24,168,017		54,559		24,222,576
Total comprehensive income		—		—		—		—	—		1,804,107		1,804,107		(1,735)		1,802,372
Appropriations from retained earnings (Note 22)		—		—		181,138		—	—		(181,138)		—		—		—
Dividends relating to 2010		—		—		—		—	—		(637,518)		(637,518)		(22)		(637,540)

Balance at December 31, 2011		7,083,537		11,564,581		1,965,036		304,059	—		4,417,393		25,334,606		52,802		25,387,408

Balance at January 1, 2012		7,083,537		11,564,581		1,965,036		304,059	—		4,417,393		25,334,606		52,802		25,387,408
Total comprehensive income		—		—		—		—	—		1,318,938		1,318,938		(1,953)		1,316,985
Special reserve-Safety Production Fund (Note 22)		—		—		—		—	—		—		—		—		—
Appropriation		—		—		—		—	134,265		(134,265)		—		—		—
Utilization		—		—		—		—	(134,265)		134,265		—		—		—
Appropriations from retained earnings (Note 22)		—		—		133,171		—	—		(133,171)		—		—		—
Dividends relating to 2011		—		—		—		—			(708,354)		(708,354)		—		(708,354)

Balance at December 31, 2012		7,083,537		11,564,581		2,098,207		304,059	—		4,894,806		25,945,190		50,849		25,996,039

Balance at December 31, 2012(*)	US$	1,137,004	US$	1,856,273	US$	336,790	US$	48,806	—	US$	785,684	US$	4,164,557	US$	8,162	US$	4,172,719

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.23, which is rounded from 6.2301, the certified exchange rates for December 31, 2012 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2012 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION

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

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire in 2056.

As at 31 December 2012, the Company had in total approximately 34,600 employees, representing an increase of 1,200 as compared with that of 31 December 2011.

The financial statements were authorised for issue by the board of directors of the Company on April 24, 2013.

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

(a)	New and amended standards adopted by the Group

IFRS 7 (Amendment) ‘Disclosures – Transfers of financial assets’ is effective for annual periods beginning on or after 1 July 2011. The amendment will promote transparency in the reporting of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitisation of financial assets. There is no impact on the Group, as it has not made any financial assets transfer.

IAS 12 (Amendment) ‘Income taxes’, is effective for annual periods beginning on or after 1 January 2012. It currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, ‘Investment property’. This amendment therefore introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes – recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. There is no impact on the Group as it does not have any assets that are subject to the assessment of whether the recovery will be through use or sale.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(b)	Standards, amendments and interpretations to existing standards effective in 2012 but not relevant to the Group:

IFRS 1 (Amendment) ‘Severe hyperinflation and removal of fixed dates for first-time adopters’ is effective for annual periods beginning on or after 1 July 2011. These amendments include two changes to IFRS 1, ‘First-time adoption of IFRS’. The first replaces references to a fixed date of 1 January 2004 with ‘the date of transition to IFRSs’, thus eliminating the need for entities adopting IFRSs for the first time to restate derecognition transactions that occurred before the date of transition to IFRSs. The second amendment provides guidance on how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation. There is no impact on the Group, as the Group is not a first time adopter of IFRS and not in severe hyperinflation environment.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(c)	The following new standards, amendments and interpretations have been issued as of 31 December 2012 but are not yet effective for the year ended 31 December 2012:

Effective for annual periods beginning on or after

IAS 1 ‘Presentation of financial statements’ - Amendment	1 July 2012
IFRS1 ‘First time adoption’, on government loans - Amendment	1 January 2013
IFRS 10 ‘Consolidated financial statements’ - Amendment	1 January 2013
IFRS 11 ‘Joint arrangements’ - Amendment	1 January 2013
IFRS 12 ‘Disclosures of interests in other entities’ - Amendment	1 January 2013
IFRS 13 ‘Fair value measurement’ - Clarification	1 January 2013
IAS 19 ‘Employee benefits’ - Amendment	1 January 2013
IAS 28 ‘Investment in associates and joint ventures’ - Amendment	1 January 2013
IAS 27 (revised 2011) ‘Separate financial statements’	1 January 2013
IFRS 7 ‘Financial instruments: Disclosures - Offsetting financial assets and financial liabilities’ - Amendment	1 January 2013
IFRIC- Int 20 ‘Stripping costs in the production phase of a surface mine’	1 January 2013
IAS 32 ‘Financial instruments: Presentation - Offsetting financial assets and financial liabilities’ - Amendment	1 January 2014
IFRS 9, ‘Financial instruments’ - Classification and Measurement	1 January 2015
IFRS 7 and IFRS 9 ‘Mandatory effective date and transition disclosures’ - Amendment	1 January 2015

The Group has assessed that the adoption of IFRS 10 does not have any financial impact on the Group as all subsidiaries within the Group satisfy the requirements for control under IFRS 10 and there are no new subsidiaries identified under the new guidance.

Apart from IFRS 10, the Group is in the process of making an assessment of the impact of the above standards, amendments to standards and interpretations. The Group is not yet in a position to state what impact they would have, if any, on the Group’s results of operations and financial positions.

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

Note a:

The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.8 and 36(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder (details contained in Note 36(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other (expenses)/income and other (losses)/gains – net”, included in the comprehensive income statement.

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

Assets that have an indefinite useful life, for example goodwill, are not subject to amortisation and are tested annually for impairment. Assets that subjected to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during the year ended December 31, 2011 and 2012.

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

Regular way purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Available-for-sale financial assets are subsequently carried at fair value, except for those investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which shall be measured at cost. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

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

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the comprehensive income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

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

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the consolidated comprehensive income statement. Impairment losses recognised in the consolidated comprehensive income statement on equity instruments are not reversed through the consolidated comprehensive income statement.

2.14	Long-term prepaid expenses

Long-term prepaid expenses include the various expenditures that have been incurred but should be recgonised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortized on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.

2.15	Deferred employee costs

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

By the end of December 31, 2010, all the deferred employee costs from housing benefits have been recognised in operating expenses.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16	Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable expenses.

2.17	Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

2.18	Cash and cash equivalents

Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.

2.19	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.20	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

The Group derecognises financial liability when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21	Borrowings

Borrowings (including bonds payable) are recognised initially at fair value, net of transaction costs incurred. They are subsequently carried at amortized cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the comprehensive income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.22	Borrowing costs

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

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

2.23	Current and deferred income tax

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23	Current and deferred income tax (continued)

(b)	Deferred income tax

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.24	Employee benefits

(a)	Defined contribution plan

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

2.25	Provisions

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.26	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates of return on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement.

(a)	Revenue from railway business

Revenue from railway business includes revenue from passenger and freight services, revenue from railway network usage and other transportation related services. Other transportation related services include the railway transportation management service provided to other railway companies and other service provided in relation to passenger and freight transportation. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.

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

(c)	Rental income

Revenue from operating lease arrangements is recognised on a straight-line basis over the period of the respective leases.

2.27	Interest income

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

2.28	Dividend income

Dividend income is recognised when the right to receive payment is established.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.29	Government grants

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

2.30	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease.

2.31	Dividend distribution

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

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

	Currency	As at December 31,
Monetary assets and liabilities	denomination	2011	2012
		RMB’000	RMB’000

Cash and cash equivalents	USD	261	39
Cash and cash equivalents	HKD	106,054	60,910
Other receivables	HKD	244	234

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at December 31, 2012, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit before tax for the year would have been RMB3,057,000 (2011: RMB5,300,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 2.86% (2010: 0.87% and 2011: 2.12%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

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

The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000
Trade receivables
Due from MOR	18,017	159,074
Due from related parties	475,643	182,408
Due from third parties	103,120	597,896

	596,780	939,378

Other receivables excluding prepayments
Due from related parties	13,897	2,114
Due from third parties	66,801	77,541

	80,698	79,655

Long-term receivable
Due from third parties	34,108	30,863

For trade and other receivables, management performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables and actual losses incurred have been within management’s expectation.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(d)	Credit risk (continued)

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Cash at bank and short-term bank deposits
Placed in listed banks in the PRC	5,052,672	4,848,956
Placed in unlisted banks in the PRC	35	—

	5,052,707	4,848,956

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

Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	RMB’000	RMB’000	RMB’000
As at December 31, 2011
Bonds payable (including interests) (Note 24)	167,650	167,650	3,660,760
Trade and other payables excluding statutory liabilities and advance (Notes 26 and 27)	1,496,980	—	—
Dividends payable	25	—	—
Payables for fixed assets and construction-in-progress	814,129	—	—

As at December 31, 2012
Bonds payable (including interests) (Note 24)	167,650	3,660,760	—
Trade and other payables excluding statutory liabilities and advance (Notes 26 and 27)	1,565,391	—	—
Dividends payable	15	—	—
Payables for fixed assets and construction-in-progress	915,081	—	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2	Capital risk management

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

The gearing ratios as at December 31, 2011 and 2012 are as follows:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Total bonds payable (Notes 24)	3,478,568	3,485,473
Less: Cash and cash equivalents (Note 34(c))	(1,366,757)	(675,013)

Net debt	2,111,811	2,810,460
Total equity	25,387,408	25,996,039

Total capital	27,499,219	28,806,499
Gearing ratio	8%	10%

The increase in the gearing ratio in 2012 is primarily due to the decrease in cash and cash equivalents, as more cash and cash equivalents were invested in the form of time deposits in 2012.

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

As at December 31, 2011 and 2012, the Group did not have any financial instruments that were measured at fair value.

The fair value of bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. As at December 31, 2012, the fair value of bonds payable was approximately RMB3,463,237,000 (December 31, 2011: RMB3,405,771,000). The fair values are determined by discounted cash flow method using a discount rate of 5.36% (2011: 5.79%).

As at December 31, 2011 and 2012, the fair values of other financial instruments approximated their carrying values.

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

(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the following: (1) the historical usage of the assets; (2) their expected physical wear and tear; (3) results of recent durability assessment performed; (4) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; (5) the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.8 and 36(b)); (6) the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

The current estimated useful lives are stated in Note 2.6. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2012 would have been decreased/increased by approximately RMB18,524,000 and RMB22,640,000 respectively (2010: RMB18,712,000 and RMB22,870,000; 2011: RMB18,357,000 and RMB22,437,000 respectively).

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

The segment results for 2010, 2011 and 2012 are as follows:

	The Company’s Business			All other segments			Elimination			Total
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue	13,249,298	14,339,356	14,697,073	245,977	351,479	394,813	—	—	—	13,495,275	14,690,835	15,091,886
Inter-segment revenue	—	—	—	(10,827)	—	—	—	—	—	(10,827)	—	—
Total revenue	13,249,298	14,339,356	14,697,073	235,150	351,479	394,813	—	—	—	13,484,448	14,690,835	15,091,886

Segment result	1,921,229	2,377,270	1,757,476	19,527	9,974	1,048	(15,449)	(8,907)	(388)	1,925,307	2,378,337	1,758,136

Finance costs	(186,101)	(190,832)	(186,916)	(71)	(138)	(157)	—	—	—	(186,172)	(190,970)	(187,073)
Share of results of associates	1,361	5,259	10,906	—	—	—	—	—	—	1,361	5,259	10,906
Depreciation	1,344,525	1,365,364	1,377,855	4,685	4,597	4,549	—	—	—	1,349,210	1,369,961	1,382,404
Amortisation of leasehold land payments	15,001	15,001	15,001	987	987	987	—	—	—	15,988	15,988	15,988
Write-down and amortisation of deferred employee costs and amortisation of long-term prepaid expenses	73,804	4,286	7,132	107	23	105	—	—	—	73,911	4,309	7,237
Recognition of employee benefits obligations	97,930	—	66,650	3,059	3,464	—	—	—	—	100,989	3,464	66,650
Impairment of fixed assets	—	4,709	—	—	—	—	—	—	—	—	4,709	—
Impairment of materials and supplies	—	21,590	—	—	—	—	—	—	—	—	21,590	—
(Reversal of provision)/provision for doubtful accounts	(1,659)	106	1,464	(2)	—	112	—	—	—	(1,661)	106	1,576

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2010, 2011 and 2012 is as follows:

	The Company’s Business			All other segments			Elimination			Total
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment result	1,921,229	2,377,270	1,757,476	19,527	9,974	1,048	(15,449)	(8,907)	(388)	1,925,307	2,378,337	1,758,136
Income tax expense	(434,752)	(571,154)	(436,671)	(5,637)	(4,811)	(4,480)	—	—	—	(440,389)	(575,965)	(441,151)
Profit for the year	1,486,477	1,806,116	1,320,805	13,890	5,163	(3,432)	(15,449)	(8,907)	(388)	1,484,918	1,802,372	1,316,985

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business			All other segments			Elimination			Total
	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	30,555,755	32,158,429	32,818,371	249,132	233,638	229,613	(200,385)	(184,720)	(180,802)	30,604,502	32,207,347	32,867,182

Total segment assets include:
Investment in associates	120,661	125,920	136,826	—	—	—	—	—	—	120,661	125,920	136,826
Additions to non-current assets (other than financial instruments and deferred tax assets)	953,938	1,274,896	1,921,215	4,831	2,126	9,210	—	—	—	958,769	1,277,022	1,930,425

Total segment liabilities	6,410,992	6,845,068	6,892,559	94,864	88,895	99,595	(123,930)	(114,024)	(121,011)	6,381,926	6,819,939	6,871,143

Revenues of approximately RMB12,008,821,000 (2010 and 2011: RMB11,520,697,000 and RMB12,076,872,000) of the Group were settled through the Ministry of Railway of the PRC (“MOR”)(Note 38). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2011
Cost	4,832,566	14,593,786	6,873,927	1,522,555	4,716,620	32,539,454
Accumulated depreciation	(1,229,350)	(1,995,990)	(1,921,437)	(721,077)	(2,205,422)	(8,073,276)
Impairment	—	—	—	—	(48)	(48)

Net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130

Year ended December 31, 2011
Opening net book amount	3,603,216	12,597,796	4,952,490	801,478	2,511,150	24,466,130
Additions	38,871	—	33,804	25,799	168,866	267,340
Transfer from construction-in-progress (Note 7)	200,499	345,425	10,165	65,513	209,294	830,896
Reclassifications	(9,318)	1,549	—	85	7,684	—
Disposals	(1,096)	(168,927)	(19,140)	(4,105)	(9,348)	(202,616)
Impairment	—	—	(1,957)	—	(2,752)	(4,709)
Depreciation charges	(182,744)	(208,503)	(402,186)	(169,197)	(407,331)	(1,369,961)

Closing net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080

At December 31, 2011
Cost	5,059,618	14,756,797	6,874,014	1,510,971	4,994,334	33,195,734
Accumulated depreciation	(1,410,190)	(2,189,457)	(2,298,881)	(791,398)	(2,513,980)	(9,203,906)
Impairment	—	—	(1,957)	—	(2,791)	(4,748)

Net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080

Year ended December 31, 2012
Opening net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080
Additions	361	—	565,143	33,157	122,082	720,743
Transfer from construction-in-progress (Note 7)	818,849	290,042	42,685	63,510	149,123	1,364,209
Reclassifications	(535)	1,286	—	—	(751)	—
Disposals	(497)	(120,562)	(44,904)	(63)	(1,329)	(167,355)
Impairment	—	—	1,957	—	18	1,975
Depreciation charges	(193,813)	(208,439)	(414,260)	(159,939)	(405,953)	(1,382,404)

Closing net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248

At December 31, 2012
Cost	5,876,441	14,917,817	7,374,288	1,607,556	5,217,526	34,993,628
Accumulated depreciation	(1,602,648)	(2,388,150)	(2,650,491)	(951,318)	(2,874,000)	(10,466,607)
Impairment	—	—	—	—	(2,773)	(2,773)

Net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248

As at December 31, 2012, the ownership certificates of certain buildings (“Building Ownership Certificates”) of the Group with an aggregate carrying value of approximately RMB1,614,967,000 (December 31, 2011: RMB992,588,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.

As at December 31, 2012, fixed assets of the Group with an aggregate net book value of approximately RMB46,876,000 (December 31, 2011: RMB35,482,000) had been fully depreciated but they were still in use.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

7	CONSTRUCTION-IN-PROGRESS

	2011	2012
	RMB’000	RMB’000

At January 1	752,862	911,962
Additions	1,014,201	1,131,775
Disposals	(24,205)	—
Transfer to fixed assets (Note 6)	(830,896)	(1,364,209)

At December 31	911,962	679,528

Construction-in-progress as at December 31, 2011 and 2012 mainly comprises the construction of new railway stations and improvement on the existing railway equipments in the PRC.

For the year ended December 31, 2012, no interest expenses (2011: Nil) were capitalised in the construction-in-progress balance.

8	LEASEHOLD LAND PAYMENTS

RMB’000
At January 1, 2011
Cost	791,213
Accumulated amortisation	(230,822)

Net book amount	560,391

Year ended December 31, 2011
Opening net book amount	560,391
Amortisation charges	(15,988)

Closing net book amount	544,403

At December 31, 2011
Cost	791,213
Accumulated amortisation	(246,810)

Net book amount	544,403

Year ended December 31, 2012
Opening net book amount	544,403
Amortisation charges	(15,988)
Disposal	(119)

Closing net book amount	528,296

At December 31, 2012
Cost	791,054
Accumulated amortisation	(262,758)

Net book amount	528,296

As at December 31, 2012, land use right certificates (“Land Certificates”) of certain parcels of land of the Group with an aggregate area of 1,280,231 square meters (December 31, 2011: 1,620,894) had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL

RMB’000
Year ended December 31, 2011 and 2012
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At December 31, 2011 and 2012
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

The key assumptions used for value-in-use calculations as at December 31, 2011 and 2012 are as follows:

Railroad business	2011	2012

Gross margin	26.50%	26.73%
Growth rate	2%	2%
Discount rate	11.21%	11.26%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at December 31, 2011 and 2012, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at December 31, 2011 and 2012, the Group would have no impairment recognised against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10	INVESTMENTS IN SUBSIDIARIES

(i)	As at December 31, 2012, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company		Paid-in capital		Principal activities
		Directly	Indirectly

Dongguan Changsheng Enterprise Company Limited	May 22, 1992	51%	—	RMB	38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limited (“Shenzhen Fu Yuan”) (Note (a))	November 1, 1991	100%	—	RMB	18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	September 11, 1993	55%	—	RMB	10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company Limited	May 8, 1995	67.46%	9.2%	RMB	3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	November 13, 2001	—	100%	RMB	3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	August 16, 1995	75%	25%	RMB	2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	January 2, 1985	41.5%	58.5%	RMB	2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	March 7, 2002	—	100%	RMB	2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company Limited	December 18, 1986	100%	—	RMB	1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	November 23, 1992	100%	—	RMB	1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited (“Guangzhou Tielian”)	December 27, 1994	50.50%	—	RMB	1,000,000	Warehousing and freight transport agency services
Guangzhou Railway Huangpu Service Company Limited	March 15, 1985	100%	—	RMB	379,000	Cargo loading and unloading, warehousing, freight transportation

All the above subsidiaries are limited liability companies.

Note a:

In 2012, the Company acquired additional 2.7% interest of Shenzhen Fu Yuan from Shenzhen Guangshen Railway Travel Service Ltd, another subsidiary of the Company. After the acquisition, the interest in Shenzhen Fu Yuan held directly by the Company has increased from 97.3% to 100%.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Share of net assets	155,609	166,515
Less: provision for impairment in value (Note a)	(29,689)	(29,689)

	125,920	136,826

Note a:

The impairment provision at the Group level as at December 31, 2012 represents provision for full impairment loss in investment in Zengcheng Lihua Stock Company Limited of approximately RMB29,689,000 (December 31, 2011: RMB29,689,000) made in prior years (“Zengcheng Lihua Provision”).

The movement of investments in associates of the Group during the year is as follows:

	2011	2012
	RMB’000	RMB’000

Beginning of the year	120,661	125,920
Share of results after tax	5,259	10,906

End of the year	125,920	136,826

As at December 31, 2012, the Group had direct interests in the following companies which are incorporated / established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-in capital		Principal activities

Shenzhen Guangshen Railway Civil Engineering Company	March 1, 1984	49%	RMB	64,000,000	Construction of railroad properties
Zengcheng Lihua	July 30, 1992	26.98%	RMB	107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services
Tiecheng	May 2, 1995	49%	RMB	343,050,000	Properties leasing and trading of merchandise

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

The Group’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

	Assets	Liabilities	Revenue	Profit	% interest held
	RMB’000	RMB’000	RMB’000	RMB’000

2011
Tiecheng	209,058	123,220	14,262	1,713	49%
Other associates	236,145	256,137	312,093	3,546	27%~49%

	445,203	379,357	326,355	5,259

2012
Tiecheng	218,692	124,098	23,523	8,756	49%
Other associates	366,266	395,712	307,684	2,150	27%~49%

	584,958	519,810	331,207	10,906

12	DEFERRED TAX ASSETS/(LIABILITIES)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	113,610	108,170
- Deferred tax assets to be recovered within 12 months	22,138	29,744

	135,748	137,914

Deferred tax liabilities:

- Deferred tax liabilities to crystallise after more than 12 months	(27,367)	(28,399)
- Deferred tax liabilities to crystallise within 12 months	(302)	(354)

	(27,669)	(28,753)

Deferred tax assets (net)	108,079	109,161

The gross movement on the deferred income tax account is as follows:

	2011	2012
	RMB’000	RMB’000

At January 1	112,621	108,079
Charged to the comprehensive income statement (Note 31)	(4,542)	1,082

At December 31	108,079	109,161

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At January 1, 2011	Charged/ (Credited) to the comprehensive income statement	At December 31, 2011	Charged/ (Credited) to the comprehensive income statement	At December 31, 2012
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Impairment provision for receivables	21,106	(668)	20,438	365	20,803
Impairment provision for fixed assets and construction-in-progress	1,964	1,075	3,039	(493)	2,546
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Impairment provision for materials and supplies	—	5,398	5,398	(887)	4,511
Difference in accounting base and tax base of government grants	23,440	(727)	22,713	(728)	21,985
Difference in accounting base and tax base of employee benefits obligations	84,609	(10,836)	73,773	3,909	77,682
Loss on disposal of fixed assets	—	2,915	2,915	—	2,915
Other	50	—	50	—	50

	138,591	(2,843)	135,748	2,166	137,914

	At January 1, 2011	Credited/ (Charged) to the comprehensive income statement	At December 31, 2011	Credited/ (Charged) to the comprehensive income statement	At December 31, 2012
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax liabilities:
Difference in accounting base and tax base of fixed assets	19,235	(4)	19,231	(58)	19,173
Others	6,735	1,703	8,438	1,142	9,580

	25,970	1,699	27,669	1,084	28,753

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB11,475,000 (December 31, 2011: RMB8,499,000) that can be carried forward against future taxable income as follows:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Tax losses can be carried forward (Note a)	4,728	7,895
Deductible temporary differences	3,771	3,580

	8,499	11,475

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB31,581,000 (2011: RMB18,911,000) will expire in the following years:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

2014	3,521	2,022
2015	4,071	3,169
2016	11,319	10,985
2017	—	15,405

	18,911	31,581

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

13	LONG-TERM PREPAID EXPENSES

The movement of long-term prepaid expenses is set forth as follows:

2012
RMB’000
At January 1
Cost	—
Accumulated amortisation	—

Net book amount	—

Year ended December 31
Opening net book amount	—
Additions	45,557
Transfer	1,800
Amortisation	(7,237)

Closing net book amount	40,120

At December 31
Cost	48,397
Accumulated amortisation	(8,277)

Net book amount	40,120

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables	Available- for-sale	Total
	RMB’000	RMB’000	RMB’000
Assets as per consolidated balance sheet
As at December 31, 2011:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long term receivable (Note 16)	34,108	—	34,108
Trade and other receivables excluding prepayments (Notes 18 and 19)	733,419	—	733,419
Short-term deposits (Note 20)	3,686,000	—	3,686,000
Cash and cash equivalents (Note 20)	1,366,757	—	1,366,757

Total	5,820,284	53,826	5,874,110

As at December 31, 2012:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	30,863	—	30,863
Trade and other receivables excluding prepayments (Notes 18 and 19)	1,124,127	—	1,124,127
Short-term deposits (Note 20)	4,174,000	—	4,174,000
Cash and cash equivalents (Note 20)	675,013	—	675,013

Total	6,004,003	53,826	6,057,829

Other financial liabilities
RMB’000
Liabilities as per consolidated balance sheet
As at December 31, 2011:
Bonds payable (Note 24)	3,478,568
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,496,980
Dividends payable	25
Payables for fixed assets and construction-in-progress	814,129

Total	5,789,702

As at December 31, 2012:
Bonds payable (Note 24)	3,485,473
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,565,391
Dividends payable	15
Payables for fixed assets and construction-in-progress	915,081

Total	5,965,960

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

15	AVAILABLE-FOR-SALE INVESTMENTS

	2011	2012
	RMB’000	RMB’000

Beginning and the end of the year	53,826	53,826

The equity interests held by the Group in most of these investments are less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As at December 31, 2011 and 2012, no impairment provision was considered necessary by the directors.

16	LONG-TERM RECEIVABLE

	2011	2012
	RMB’000	RMB’000

Opening net book amount	35,122	34,108
Unwinding of interest accrued (Note 29)	6,986	4,755
Repayment received	(8,000)	(8,000)

Closing net book amount	34,108	30,863

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

17	MATERIALS AND SUPPLIES

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Raw materials	167,556	227,772
Accessories	84,540	101,771
Reusable rail-line track materials	74,148	103,991
Retailing consumables	4,492	3,763

	330,736	437,297

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB1,850,297,000 (2010: RMB1,792,270,000 and 2011: RMB1,922,332,000).

For the year ended December 31, 2012, the balance of the provision for write-down of materials and supplies to net realisable values was approximately RMB18,044,000 (2011: RMB21,590,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Trade receivables	619,243	1,005,932
Including: receivables from related parties	487,679	226,938
Less: Provision for impairment of receivables	(5,244)	(5,907)

	613,999	1,000,025

As at December 31, 2011 and 2012, the Group’s trade receivables were all denominated in RMB.

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. As at December 31, 2011 and 2012, the aging analysis of the outstanding trade receivables is as follows:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Within 1 year	596,780	939,378
Over 1 year but within 2 years	7,245	48,881
Over 2 years but within 3 years	1,607	6,653
Over 3 years	13,611	11,020

	619,243	1,005,932

As at December 31, 2012, the Group’s trade receivables of approximately RMB60,646,000 (December 31, 2011: RMB17,219,000) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered. The aging analysis of these trade receivables is as follows:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Over 1 year but within 2 years	7,245	48,881
Over 2 year but within 3 years	1,607	6,653
Over 3 years	8,367	5,112

	17,219	60,646

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES (CONTINUED)

As at December 31, 2012, the Group’s trade receivables of approximately RMB5,907,000 (December 31, 2011: RMB5,244,000) had been impaired and provided for. The amount of the provision was approximately RMB5,907,000 as at December 31, 2012 (December 31, 2011: RMB5,244,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in unexpected difficult financial conditions. The aging analysis of these receivables is as follows:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Over 5 years	5,244	5,907

Movements on the provision for impairment of trade receivables are as follows:

	2011	2012
	RMB’000	RMB’000

At January 1	7,251	5,244
Provision for impairment loss	110	663
Receivables written off during the year as uncollectible	(2,117)	—

At December 31	5,244	5,907

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Due from third parties	84,977	110,523
Due from related parties	59,459	36,865

	144,436	147,388

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Other receivables	186,634	192,229
Less: Provision for impairment loss (Note a)	(67,214)	(68,127)

Other receivables, net (Note b)	119,420	124,102
Prepayments (Note c)	25,016	23,286

	144,436	147,388

(a)	Included in the amount was a provision of approximately RMB31,365,000 set up by the Group in prior years, against the principal balance of a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Group was unable to recover the deposit from Li Cheng upon maturity and the Group has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success.
(b)	Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group.
(c)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

Movements on the provision for impairment of other receivables are as follows:

	2011	2012
	RMB’000	RMB’000

At January 1	67,218	67,214
Provision for impairment loss	—	914
Reversal of impairment loss provision	(4)	(1)

At December 31	67,214	68,127

The carrying amounts of the Group’s prepayment and other receivables are denominated in the following currencies:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

RMB	144,192	147,154
HKD	244	234

	144,436	147,388

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

20	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Cash on hand	50	57
Cash at bank	1,366,707	674,956
Term deposits with initial term of over three months (Note a)	3,686,000	4,174,000

	5,052,757	4,849,013

Note a: The original effective interest rate of time deposits was 3.21% (2011: 3.1%).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS (CONTINUED)

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

USD	261	39
HKD	106,054	60,910
RMB	4,946,442	4,788,064

	5,052,757	4,849,013

21	SHARE CAPITAL

As at December 31, 2012, the total authorised number of ordinary shares is 7,083,537,000 shares (December 31, 2011: 7,083,537,000 shares) with a par value of RMB1.00 per share (December 31, 2011: RMB1.00 per share). These shares are divided into A shares and H shares. They rank pari passu against each other. (2011: Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below).)

	As at December 31, 2011	Movement	As at December 31, 2012
	RMB’000	RMB’000	RMB’000

Authorised, issued and fully paid:
A shares subject to sale restrictions
- shares held by the National Council for Social Security Fund of the PRC	274,799	(274,799)	—

Listed shares
- H shares	1,431,300	—	1,431,300
- A shares	5,377,438	274,799	5,652,237

	6,808,738	274,799	7,083,537

Total	7,083,537	—	7,083,537

On September 22, 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“NCSSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, NCSSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. The transfer restriction of these 274,798,700 shares was expired on December 21, 2012. No shares were subject to sale restriction and all the shares achieved full circulation on December 24, 2012.

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

For the year ended December 31, 2011 and 2012, the directors proposed the following appropriations to reserves of the Company:

	2011		2012
	Percentage	RMB’000	Percentage	RMB’000

Statutory surplus reserve	10%	181,138	10%	133,171

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

22	RESERVES (CONTINUED)

For the year 2012, the movement of ‘Special reserve - Safety Production Fund’ of the Group and Company are as below:

	At January 1, 2012	Appropriation	Utilisation	At December 31, 2012
	RMB’000	RMB’000	RMB’000	RMB’000

Other reserve
- Special reserve - Safety Production Fund	—	134,265	(134,265)	—

The Company is engaged in passenger and freight transportation business. In accordance with the regulation issued by Ministry of Finance and State Administration of Work Safety, the Company is required to establish a special reserve (“Safety Production Fund”) calculated based on the passenger and freight transportation revenue of the previous year using the following percentages:

(a)	1% for regular freight business;

(b)	1.5% for passenger transportation, dangerous goods delivery business and other special business.

The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilised, the actual expenses incurred are charged to comprehensive income statement. Meanwhile, the Safety Production Fund reserve is released back to retained earnings.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

23	DEFERRED INCOME RELATED TO GOVERNMENT GRANTS

	2011	2012
	RMB’000	RMB’000

At January 1	95,093	96,022
Additions	4,100	—
Amortisation (Note 29)	(3,171)	(3,158)

At December 31	96,022	92,864

24	BONDS PAYABLE

	At January 1, 2012	Addition	Amortisation	At December 31, 2012
	RMB’000	RMB’000	RMB’000	RMB’000

09 Guangshen Tie MTN1	3,478,568	—	6,905	3,485,473

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB3,500,000,000 on December 17, 2009. The bonds will be matured in five years from the issue date at their nominal value of RMB3,500,000,000 and bear a coupon interest rate with 4.79% per annum.

On the issue date, the bonds were recognised based on the residual amounts of the principal after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortized cost using an average effective interest rate of 5.018% per annum.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

25	EMPLOYEE BENEFITS OBLIGATIONS

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Employee benefits obligations	237,613	229,966
Less: current portion included in accruals and other payables (Note 27)	(69,337)	(116,065)

	168,276	113,901

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

The movement in the employee benefits obligation over the year is as follows:

	2011	2012
	RMB’000	RMB’000

At January 1	269,180	237,613
Additions (Note 28)	3,464	66,650
Unwinding of interest (Note 30)	12,066	9,415
Payment	(47,097)	(83,712)

At December 31	237,613	229,966

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

26	TRADE PAYABLES

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Payables to third parties	864,413	825,527
Payables to related parties	200,328	306,097

	1,064,741	1,131,624

The aging analysis of trade payables was as follows:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Within 1 year	979,116	1,050,233
Over 1 year but within 2 years	83,080	50,645
Over 2 years but within 3 years	1,093	29,168
Over 3 years	1,452	1,578

	1,064,741	1,131,624

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

27	ACCRUALS AND OTHER PAYABLES

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Due to third parties	851,099	865,865
Due to related parties	30,348	37,049

	881,447	902,914

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Other taxes payable	166,930	166,992
Other deposits received	126,549	130,566
Deposits received for construction projects	124,258	117,577
Advances received from customers	108,329	83,489
Salary and welfare payables	104,612	102,601
Employee benefits obligations (Note 25)	69,337	116,065
Deposits received from ticketing agencies	30,006	29,426
Housing maintenance fund	16,089	15,987
Other payables	135,337	140,211

	881,447	902,914

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

28	LABOUR AND BENEFITS

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Wages and salaries	2,004,467	2,399,028	2,786,721
Provision for medical and other employee benefits	365,689	447,283	507,962
Contributions to a defined contribution pension scheme (a)	342,002	373,200	429,721
Contributions to the housing scheme (b)	148,661	160,571	183,884
Write-down and amortisation of deferred employee costs	73,911	4,309	—
Employee benefits obligations (Note 25)	100,989	3,464	66,650

	3,035,719	3,387,855	3,974,938

(a)	Pension scheme

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

29	OTHER (EXPENSES)/INCOME AND OTHER (LOSSES)/GAINS – NET

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Loss on disposal of fixed assets, leasehold land and construction-in-progress	(95,849)	(129,153)	(90,024)
Interest income from banks	41,510	95,612	152,803
Dividend income on available-for-sale investments	3,853	4,263	5,254
Amortisation of government grants (Note 23)	3,388	3,171	3,158
Unwinding of interest accrued on long-term receivable (Note 16)	2,893	6,986	4,755
Write-off of long outstanding payables	537	66	3,134
Others	(3,392)	(6,731)	(7,265)

	(47,060)	(25,786)	71,815

30	FINANCE COSTS

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Interest expenses	167,650	167,650	167,650
Unwinding of interest for employee benefit obligations (Note 25)	7,609	12,066	9,415
Amortisation of bonds payable (Note 24)	6,193	6,574	6,905
Bank charges	2,325	1,901	3,609
Net foreign exchange losses/(gains)	2,395	2,779	(506)

	186,172	190,970	187,073

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

31	INCOME TAX EXPENSE

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

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on January 1, 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from January 1, 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2010, 2011 and 2012, the applicable income tax rate was 22%, 24% and 25% respectively.

An analysis of the current year taxation charges is as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Current income tax	455,703	571,423	442,233
Deferred income tax (Note 12)	(15,314)	4,542	(1,082)

	440,389	575,965	441,151

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

31	INCOME TAX EXPENSE (CONTINUED)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Profit before tax	1,925,307	2,378,337	1,758,136

Tax calculated at the statutory rate of 25% (2010 and 2011: 22% and 24%)	423,567	570,801	439,534
Effect of tax rates differentials	118	42	28
Effect of income not subject to tax	(1,147)	(2,285)	(4,040)
Effect of expenses not deductible for tax purposes	16,955	5,237	2,462
Tax losses for which no deferred tax asset was recognised	896	2,717	3,851
Utilization of previously unrecognised tax losses	—	(547)	(684)

Income tax expense	440,389	575,965	441,151

The effective tax rate was 25.1% (2010 and 2011: 22.9% and 24.2%). The increase was mainly caused by the increase in statutory tax rate as explained above.

32	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB1,318,938,000 (2010 and 2011: RMB1,486,062,000 and RMB1,804,107,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2010 and 2011: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2012. The calculation of earnings per equivalent ADS is based on the net profit for the year attributable to equity holders of approximately RMB1,318,938,000 (2010 and 2011: RMB1,486,062,000 and RMB1,804,107,000), divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2010 and 2011: 141,670,740 ADSs).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

33	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2010, 2011 and 2012 were RMB566,683,000 (RMB0.08 per share), RMB637,518,000 (RMB0.09 per share) and RMB708,354,000 (RMB0.1 per share) respectively.

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Final, proposed, of RMB0.08 (2010: RMB0.09 2011: RMB0.10) per ordinary share	637,518	708,354	566,683

At a meeting of the directors held on March 26, 2013, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2012, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2013.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

34	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation profit before income tax to shareholders to cash generated from operations:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Profit before income tax:	1,925,307	2,378,337	1,758,136
Adjustments for:
Depreciation of fixed assets (Note 6)	1,349,210	1,369,961	1,382,404
Impairment of fixed assets	—	4,709	—
Impairment of materials and supplies	—	21,590	—
Amortisation of leasehold land payments (Note 8)	15,988	15,988	15,988
Loss on disposal of fixed assets and construction-in-progress (Note 29)	95,849	129,153	90,024
Write-down and amortisation of deferred employee costs and amortisation of long-term prepaid expenses	73,911	4,309	7,237
Recognition of employee benefits obligations (Note 25)	100,989	3,464	66,650
Unwinding of interest for employee benefit obligations (Note 25)	7,609	12,066	9,415
Share of results of associates (Note 11)	(1,361)	(5,259)	(10,906)
Dividend income on available-for-sale investments (Note 29)	(3,853)	(4,263)	(5,254)
(Reversal of provision)/Provision for doubtful accounts	(1,661)	106	1,576
Write-back of long outstanding of payables (Note 29)	(537)	(66)	(3,134)
Amortisation of bonds payable (Note 24)	(6,193)	6,574	6,905
Amortisation of government grants (Note 23)	(3,388)	(3,171)	(3,158)
Interest expenses	167,650	167,650	167,650
Interest income	(44,403)	(67,955)	(129,688)

Operating profit before working capital changes	3,675,117	4,033,193	3,353,845
Increase in trade receivables	(107,701)	(9,599)	(386,690)
Increase in materials and supplies	(23,969)	(28,976)	(72,158)
(Increase)/decrease in prepayments and other receivables	(6,448)	(24)	4,135
Decrease in long-term receivable	12,000	8,000	8,000
Increase/(decrease) in trade payables	383,289	(113,660)	66,883
Decrease in employee benefits obligations	(71,357)	(44,785)	(54,375)
Increase/(decrease) in accrued expenses and other payables	28,451	88,934	(44,623)

Cash generated from operations	3,889,382	3,933,083	2,875,017

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

34	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets, leasehold land and construction-in-progress comprise:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Net book amount (Note 6, 7 and 8)	127,005	226,821	165,499
Receivable arising from disposal of fixed assets; leasehold land and construction-in-progress	—	(28,913)	—
Transfer to inventories	—	(68,198)	(34,404)
Loss on disposal of fixed assets, leasehold land and construction-in-progress	(95,849)	(129,153)	(90,024)

Proceeds from disposal of fixed assets, leasehold land and construction-in-progress	31,156	557	41,071

(c)	Analysis of the balance of cash and cash equivalents:

	As at December 31, 2010	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000	RMB’000

Cash at bank and in hand	729,058	1,076,757	427,513
Short-term deposits with original maturities of no more than three months	1,930,000	290,000	247,500

	2,659,058	1,366,757	675,013

35	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

36	COMMITMENTS

(a)	Capital commitments

As at December 31, 2011 and 2012, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Authorised but not contracted for	1,717,800	1,690,080

Contracted but not provided for	283,880	176,038

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow.

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on November 15, 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended December 31, 2012, the related lease rental paid and payable was RMB54,800,000 (2010 and 2011: RMB52,400,000 and RMB53,600,000).

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

(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company

Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangmeishan Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of the single largest shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Yuehai Railway Company Limited	Subsidiary of the single largest shareholder
Shichang Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

Shenzhen Guangshen Railway Living Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yangcheng Living Service Centre	Subsidiary of the single largest shareholder
Pajiangkou Stone Pit	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder
Guangshengang Passenger Special Line Company Limited (i)	Subsidiary of the single largest shareholder
Guangdong Guangzhu Intercity Rail Transportation Company Limited (ii)	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Lechang Anjie Railway Sleeper Company Limited	Subsidiary of the single largest shareholder

Associates of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

Other related party
Guangzhu Railway Company Limited (iii)	Entity supervised by the chairman of the Company

(i)	In March 2012, the Guangzhou Railway Group disposed of its investment in Guangshengang Passenger Special Line Company Limited. As a result, Guangshengang Passenger Special Line Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangshengang Passenger Special Line Company Limited. However, the transactions with Guangshengang Passenger Special Line Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.
(ii)	In November 2012, the Guangzhou Railway Group disposed of its investment in Guangdong Guangzhu Intercity Rail Transportation Company Limited. As a result, Guangdong Guangzhu Intercity Rail Transportation Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangdong Guangzhu Intercity Rail Transportation Company Limited. However, the transactions with Guangdong Guangzhu Intercity Rail Transportation Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.
(iii)	On January 30, 2012, the former chairman of the Company, Xu Xiaoming, resigned from his position. Since that date, Xu Xiaoming also no longer served as the chairman of the Guangzhu Railway Company Limited. Therefore, Guangzhu Railway Company Limited was no longer considered as a related party of the Group since January 31, 2012.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Provide Services
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 38)	1,115,028	1,155,391	1,238,431
Revenue collected through Guangzhou Railway Group for provision of repairing services for cargo trucks ((ii) and (vii))	191,369	—	—
- For Guangzhou Railway Group and its subsidiaries	6,173	—	—
- For other companies	185,196	—	—
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (ii)	347,849	407,220	352,973
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iv)	—	273,460	278,669

Receive Services
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 38)	1,367,444	1,488,224	1,578,108
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (ii)	428,288	637,099	653,787
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iv)	144,750	115,190	93,090
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iii)	171,154	260,118	240,761
Provision of construction services by Guangzhou Railway Group and its subsidiaries (viii)	115,075	224,892	287,903

Purchase
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	431,988	709,014	766,309

Sales
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	17,827	23,696	11,218

Others
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 36(b))	52,400	53,600	54,800
Compensation of loss on construction-in-progress from Guangzhu Railway Company Limited	—	17,039	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(i)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(iii)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.

(iv)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus a management fee.

(vii)	Such revenue collected through Guangzhou Railway Group for provision of repairing services for cargo trucks was collected through MOR from 2011.

(viii)	Determined by the budget under the national railway engineering quota.

(d)	Key management compensation

Key management includes directors (executive and non-executive), general manager and vice general managers, assistant of general manager, chief financial officer and the company Secretary. During the year ended December 31, 2010, 2011 and 2012, the compensation paid or payable to key management for employee services is RMB4,093,000, RMB4,140,000 and RMB3,116,000 respectively.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at December 31, 2011 and 2012, the Group had the following material balances maintained with related parties:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Due from Guangzhou Railway Group	309,159	194,679
- Trade receivables (i)	296,449	189,307
- Prepayments and other receivables	12,710	5,372

Due to Guangzhou Railway Group	37,374	22,914
- Trade payables (i)	36,105	21,679
- Other payables	1,269	1,235

Due from subsidiaries of Guangzhou Railway Group	219,188	67,321
- Trade receivables	191,230	37,631
Less: impairment provision	(19)	(19)
- Prepayments and other receivables	27,977	29,709

Due to subsidiaries of Guangzhou Railway Group	187,499	314,856
- Trade payables (ii)	164,221	282,266
- Other payables (iii)	23,278	32,590

Due from associates	1,733	1,784
- Prepayments and other receivables	14,045	14,096
Less: impairment provision (v)	(12,312)	(12,312)

Due to associates	5,803	5,376
- Trade payables	2	2,152
- Other payables (iv)	5,801	3,224

Due from Guangzhu Railway Company Limited	17,039	—
- Prepayments and other receivables	17,039	—

Prepayment for fixed assets and construction-in-progress	—	32,417
- Guangzhou Railway Group and its subsidiaries	—	1,092
- Associates	—	31,325

Payables for fixed assets and construction-in-progress	145,416	224,968
- Guangzhou Railway Group and its subsidiaries	123,107	45,883
- Associates	22,309	179,085

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at December 31, 2011 and 2012, the Group had the following material balances maintained with related parties (continued):

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 37(c)(i).

(ii)	The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 37(c) above).

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

(v)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As at December 31, 2011 and 2012, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	TRANSACTIONS WITH MOR

MOR is the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.

In March 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which, the MOR was dismantled. The administrative functions pertaining to railway development planning and policies will be transferred to the Ministry of Transportation. The proposed State Railway Administration, to be supervised by the Ministry of Transportation, will run the other administrative functions of the MOR. The proposed China Railway Corporation will carry out the commercial function of the MOR.

(a)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with MOR:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Recurring Transactions:
Income
Revenue collected from the MOR
- Passenger transportation	7,569,570	7,769,115	7,522,886
- Freight transportation	835,216	831,860	764,359
- Railway network usage and services	3,115,911	3,254,511	3,474,241
- Repairing services for cargo trucks (i)	—	221,386	247,335

	11,520,697	12,076,872	12,008,821

Charges and Payments
Services charges allocated from the MOR for equipment lease and services	2,487,995	2,721,039	3,003,520
Operating lease rentals paid/payable to the MOR	178,917	200,693	201,151

	2,666,912	2,921,732	3,204,671

(i)	Such revenue was collected through Guangzhou Railway Group before 2011. Starting 2011, such revenue was collected through MOR.

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	TRANSACTIONS WITH MOR (CONTINUED)

(b)	As at December 31, 2011 and 2012, the Group had the following material balances maintained with MOR:

	As at December 31, 2011	As at December 31, 2012
	RMB’000	RMB’000

Due from MOR
- Trade receivables	18,017	159,074

Due to MOR
- Trade payables	193,856	—

39	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.