Form 20-F
period 2013-12-31
GUANGSHEN RAILWAY CO LTD
filed 2014-04-24
CIK 1012139

As filed with the Securities and Exchange Commission on April 24, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Mr. Guo Xiangdong

Telephone: (86-755) 2558-8150

Email: ir@gsrc.com

Facsimile: (86-755) 2559-1480

No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Listed
American Depositary Shares, each representing 50 Class H ordinary shares	New York Stock Exchange, Inc.

Class H ordinary shares, nominal value RMB1.00 per share	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2013:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000

(including 195,617,950 H shares in the form of American Depositary Shares)

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

Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words or phrases such as “is expected to”, “will”, “is anticipated”, “plan to”, “estimate”, “believe”, “may”, “intend”, “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policy of the PRC government, an economic slowdown in the Pearl River Delta region and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

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

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.0537 to US$1.00, the certified exchange rate for December 31, 2013 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “ITEM 3. KEY INFORMATION—A. Selected Financial Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2009 through April 17, 2014.

We prepare and publish our consolidated financial statements in RMB.

Various amounts and percentages set out in this document have been rounded and, accordingly, may account for apparent discrepancies in the tables appearing herein.

Unless the context otherwise requires or otherwise specified:

•	“Acquisition” means our acquisition of the railway transportation business between Guangzhou and Pingshi and the related assets and liabilities from Yangcheng Railway Company according to the asset purchase agreement dated November 15, 2004 between Yangcheng Railway Company and us.

•	“China” or “PRC” means the People’s Republic of China.

•	“CEPA” means the Closer Economic Partnership Arrangement between Hong Kong and Chinese Mainland entered into on October 27, 2004, as amended.

•	“GRGC” means Guangzhou Railway (Group) Company, our largest shareholder.

•	“China Railway Corporation” or “CRC” means the entity set up on March 14, 2013 by the First Session of the 12th National People’s Congress of the PRC to perform the commercial functions formerly performed by the Ministry of Railways.

•	“Company”, “we”, “our”, “our Company” or “us” means Guangshen Railway Company Limited, a joint stock limited company incorporated in Shenzhen, China with limited liability, and its subsidiaries on a consolidated basis.

•	“HKSE” means the Stock Exchange of Hong Kong Limited.

•	“HKSE Listing Rules” means the Rules Governing the Listing of Securities on the HKSE.

•	“Hong Kong” means The Hong Kong Special Administrative Region of the PRC.

•	“Hong Kong dollars” or “HKD” means Hong Kong dollars, the lawful currency of Hong Kong.

•	“Macau” means the Macau Special Administrative Region of the PRC.

•	“MOR” means the Ministry of Railways, which was dissolved by the First Session of the 12th National People’s Congress of the PRC.

•	“MOT” means Ministry of Transport.

•	“Pearl River Delta” means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

•	“RMB” means Renminbi Yuan, the lawful currency of the PRC.

•	“Restructuring” means the restructuring conducted in connection with our initial public offering in 1996 during which we succeeded to the railroad and certain other businesses of our predecessor company and certain assets and liabilities of GRGC.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“tonne” means metric tonne; and one tonne is approximately 2,205 pounds in weight.

•	“US$”, “USD” or “U.S. dollars” means U.S. dollars, the lawful currency of the United States.

•	“Yangcheng Railway Company” means Guangzhou Railway Group Yangcheng Railway Enterprise Development Company, a wholly owned subsidiary of GRGC, or its predecessor, Guangzhou Railway Group Yangcheng Railway Company.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2012 and 2013, and our Consolidated Comprehensive Income Statement, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2011, 2012 and 2013 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The Selected Consolidated Balance Sheet Data as of December 31, 2009, 2010 and 2011 and our Consolidated Income Statement, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2009 and 2010 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
Income Statement Data:
Revenue from railroad businesses
- Passenger	6,841,659	7,377,145	8,026,512	7,841,091	8,058,291	1,331,135
- Freight	1,164,851	1,315,347	1,386,753	1,344,113	1,603,288	264,844
- Railway network usage and other transportation related services	3,504,979	3,888,367	4,255,996	4,890,640	5,034,676	831,669

Subtotal	11,511,489	12,580,859	13,669,261	14,075,844	14,696,255	2,427,648
Revenue from other businesses	874,268	903,589	1,021,574	1,016,042	1,104,422	182,438

Total revenue	12,385,757	13,484,448	14,690,835	15,091,886	15,800,677	2,610,086
Railroad operating expenses	(9,651,278)	(10,481,496)	(11,123,133)	(12,263,021)	(12,878,816)	(2,127,429)
Other businesses operating expenses	(797,367)	(845,774)	(977,868)	(966,377)	(1,048,553)	(173,209)

Other (expense)/income and other (losses)/gains-net	(16,808)	(47,060)	(25,786)	71,815	14,903	2,462

Profit from operations	1,920,304	2,110,118	2,564,048	1,934,303	1,888,211	311,910
Profit attributable to equity holders of the Company	1,342,450	1,486,062	1,804,107	1,318,938	1,273,841	210,424
Profit from operations per share	0.27	0.30	0.36	0.27	0.27	0.04
Earnings per share for profit attributable to equity holders of the Company
- Basic and diluted	0.19	0.21	0.25	0.19	0.18	0.03
Dividends declared per share	0.08	0.09	0.10	0.08	0.08	0.01
Earnings per ADS for profit attributable to equity holders of the Company	9.48	10.49	12.73	9.31	8.99	1.49

	Year ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
Balance Sheet Data (at year end):
Working capital	31,118	1,576,567	3,064,855	3,254,818	648,201	107,075
Fixed assets	25,036,329	24,466,130	23,987,080	24,524,248	24,302,653	4,014,512
Leasehold land payments	576,379	560,391	544,403	528,296	657,593	108,627
Total assets	29,427,247	30,604,502	32,207,347	32,867,182	33,231,989	5,489,534
Equity attributable to equity holders of the Company	23,248,638	24,168,017	25,334,606	25,945,190	26,650,544	4,402,356
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1,00 per value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	933,683
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	236,434
Cash Flow Statement Data:
Net cash generated from operating activities	2,617,533	3,331,458	3,329,058	2,177,673	1,883,411	311,117
Net cash used in investing activities	(2,096,154)	(1,188,763)	(3,983,623)	(2,160,895)	(1,572,961)	(259,835)
Net cash used in financing activities	(966,680)	(599,288)	(637,736)	(708,522)	(572,785)	(94,617)
Purchase of fixed assets and payment for construction-in-progress	(1,639,674)	(1,158,399)	(943,390)	(1,836,154)	(1,376,601)	(227,398)
Dividends paid to shareholders of the Company	(566,685)	(566,683)	(637,533)	(708,354)	(566,680)	(93,609)
Other Data:
Railroad transportation operating income	1,860,211	2,099,363	2,546,128	1,812,823	1,817,439	300,220
Other businesses operating income	76,901	57,815	43,706	49,665	55,869	9,229

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.0537 to US$1.00, the certified exchange rate for December 31, 2013 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2013 or on any other date.

Exchange Rate Information

We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at US$1.00 = RMB6.0537, the certified exchange rate for December 31, 2013 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was US$1.00 = RMB6.2188 on April 17, 2014.

The following table sets forth information for the RMB noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3043	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October 2013	6.0943	6.1032	6.1209	6.0815
November 2013	6.0922	6.0929	6.0993	6.0903
December 2013	6.0537	6.0738	6.0927	6.0537
2014
January 2014	6.0590	6.0509	6.0600	6.0402
February 2014	6.1448	6.0816	6.1448	6.0591
March 2014	6.2164	6.1728	6.2273	6.1183
April 2014 (through April 17, 2014)	6.2188	6.2112	6.2215	6.1966

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

Dividends

At a meeting of the directors held on March 27, 2014, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2013, which is to be voted up on at our annual general meeting of shareholders scheduled on May 29, 2014.

This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2013, but instead as equity attributable to equity holders of our Company.

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

The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported. Although the global and PRC economies began to show signs of recovery since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and concerns regarding the decreased growth rate of China’s economy. In particular, we experienced decreased inbound freight volume and revenue in 2011 and 2012 and decreased inbound freight volume in 2013, partially due to diminished export of PRC commodities affected by the slowdown of the global economic growth and international trade and decelerating economic growth in China, overall downward demand on the transportation market and diversion of customers away to high-speed railways for the passenger and freight transportation business. Any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.

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

We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. With the Guangzhou-Shenzhen-Hong Kong passenger line commencing operations in December 2011 and the Beijing-Guangzhou passenger line commencing operations in December 2012, the number of passengers using our long-distance train services in the past years has experienced certain decrease. We expect that the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines which are expected to commence operations by the end of 2014 will further negatively affect the number of passengers using our long-distance train services. Although we commenced the operation of more long-distance trains and the newly-built Shenzhen East Station to increase our passenger transportation capacity, we may continue to experience a decrease in the number of passengers using our long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Competition” for additional information regarding our competition.

The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, especially Guangdong and Hong Kong, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu or H1N1 or H7N9 influenza or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. For example, we experienced decreased inbound freight volume and revenue in 2011 and 2012 and decreased inbound freight volume in 2013, partially due to the State’s tightened policies on property and infrastructure investment projects, which led to a decrease in market demand for steel, cement and other raw materials. Furthermore, following China’s accession to the WTO, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions and ports in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.

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

In March 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the MOT, other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the China Railway Corporation. Upon the completion of the transfer, the de facto control of our largest shareholder was transferred to China Railway Corporation. Currently, we are in the course of ascertaining the progress of the transfer and will make further disclosure concerning the progress in the due course. In the transition period between the dissolution of the MOR and the full functioning of the MOT, the National Railway Administration and the China Railway Corporation, there may be uncertainty in the division of functions with the MOR or the entities previously controlled or owned by it, and in our future relationships with the MOT, the National Railway Administration and the China Railway Corporation. Our commercial transactions may be renegotiated and the regulatory landscape may change.

Any significant change in the relevant regulations of the PRC government as a result of these reforms or for any other reason is likely to have a material impact on our business and results of operations. In addition, our ability to respond to changes in our market conditions may be limited by those regulations set by the MOT, National Railway Administration and other Chinese governmental authorities.

Significant changes with respect to the PRC railway industry could adversely affect our business and results of operations

From 2005 to 2010, the PRC railway industry experienced rapid growth in terms of total investment in infrastructure construction from RMB88 billion to RMB707 billion, representing a compounded annual growth rate of 52%, according to statistics published by the MOR. However, after the occurrence of the Wenzhou Railway Accident (defined below) on July 23, 2011, the MOR have adjusted the development scheme of the railway industry for the period from 2011 to 2016 to reduce the budgeted total investment budget in infrastructure construction from the proposed RMB3.5 trillion to RMB2.8 trillion. As the railway industry is heavily reliant on capital expenditures on infrastructure construction, the reduced investment in infrastructure construction may have material adverse impact on our future development and results of operations. In addition, to ensure the safe operation of high-speed railway transportation, the MOR also set speed limits on certain high-speed railways. Corresponding with the reduced speed limits, the ticket fare of the affected high-speed railways may be reduced. Although the speed limits do not affect the railways we operate, we cannot assure you that the future policies of the PRC government authorities in relation to railway speed limits will not affect us.

Changes in freight composition in our freight transportation business may adversely affect our results of operations.

Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the restructuring of these industries, the movement of labor, the upgrading of the industrial structure and shift in manufacturing focus in the Pearl River Delta region, we may experience reduced demand for our freight transportation services. For example, some products and materials, such as advanced technological products, which tend to be compact, may be instead shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, the aggregate weight of goods we transported decreased each year from 2007 to 2009 and from 2011 to 2013. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.

Significant increases in electricity prices could harm our business.

Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2011, 2012 and 2013, we paid approximately RMB611.1 million, RMB660.7 million and RMB675.2 million, respectively, in electricity charges. Accordingly, significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.

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

We have been granted certain rights by the MOR and the State Council, with respect to certain aspects of our railroad businesses and operations, and also received legal clarification and confirmation of our asset ownership, corporate powers and relationships with service providers and other entities in the national railway system, in connection with our Restructuring. These rights include the right to own and operate our business and assets, the right to profit and the right of asset disposal. Although these rights were granted to us indefinitely, we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulations or that other railway operators will not be granted similar rights within our service region. For example, since the MOT and National Railway Administration will be assuming the administrative duties formerly performed by the MOR, there may be changes in the regulatory landscape for such rights. If another railway operator is granted similar rights within our service region, the level of competition we face will increase significantly.

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

GRGC’s interests may sometimes conflict with the interests of the other shareholders. We cannot assure you that GRGC, as our single largest shareholder, will always vote its shares in a way that benefits the other shareholders of our Company. In addition to its relationship with us as our single largest shareholder, GRGC, by itself or through its affiliates, such as Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, a wholly owned subsidiary of GRGC, and Guangmeishan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services may also conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates have been conducted on open, fair and competitive commercial terms. However, we only have limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Suppliers and Service Providers” and “ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” for additional information regarding the services provided to us by GRGC and its subsidiaries.

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2013, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2013, our environmental protection-related expenses were approximately RMB5.7 million, mainly related to the improvement and reconstruction of the sewage treatment equipment of Jishan sewage treatment plant.

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

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2011, 2012 and 2013, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed floating band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 2012, and further widened the floating band to 2% in March 2014. This has resulted in greater volatility in RMB exchange rate. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “ITEM 3. KEY INFORMATION—A. Selected Financial Data” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Currency Risks.” We cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors without the approval of the Chinese authorities as it relates to those operations, our auditor’s work related to our operations in China is currently not inspected by the PCAOB.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China, alleging that the accounting firms refused to produce audit work papers related to their audits of certain China-based companies that were under investigation by the SEC for potential accounting fraud. One of the five accounting firms named in the SEC’s proceeding is an affiliate of the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC.

On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The accounting firms have the ability to appeal this initial decision to the SEC. The sanction will not become effective until after the full SEC appeal process is concluded and a final decision is issued by the SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts. We were not and are not involved in the proceedings brought by the SEC against these accounting firms. However, one of five accounting firms subject to the six-month practice bar in the initial administrative law decision is an affiliate of our independent registered public accounting firm.

If the SEC prevails in the proceedings, the five accounting firms will be barred from practicing before the SEC for six months and hence unable to continue serving as auditors for China-based companies listed in the U.S. Our independent registered public accounting firm may no longer be able to have their PRC-based affiliate carry out audit procedures on our mainland China operations and our ability to file our financial statements in compliance with SEC requirements could be adversely impacted. Failure to promptly remedy such non-compliance could ultimately lead to our deregistration by the SEC or delisting from the NYSE, or both, and the value of your investment in our ADSs could be materially and adversely affected.

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

In May 1996, our H shares (stock code: 00525) were listed on the HKSE and our American Depositary Shares, or ADSs (ticker symbol: GSH), were listed on the NYSE. Our A shares (stock code: 601333) were listed on the Shanghai Stock Exchange in December 2006. We are currently the only PRC railway enterprise with shares concurrently listed in Shanghai, Hong Kong and New York.

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

Passenger transportation is our principal business. As of December 31, 2013, we operated 229 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19.5 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 111 pairs of long-distance trains. We adopt a “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed” or “CRHs”, every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by us and the MTR Corporation Limited are one of the most important means of transportation between Guangzhou and Hong Kong. We have organized and operate a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.

Freight transportation is another important segment of our business. We are well-equipped with comprehensive freight facilities and are able to efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. Our rail lines operated are closely knitted with the major ports in Guangzhou and Shenzhen and are connected to several large industrial zones, logistics zones and plants and mines in the Pearl River Delta region via the railroad sidings. The major market of our freight transportation business is domestic mid- to long-distance transportation, and we enjoy competitive advantages in domestic mid- to long-distance freight transportation.

We have extended our passenger and freight transportation business to include railway operation services with the commencement of Wuhan-Guangzhou Passenger Railway Line Co., Ltd. in December 2009. We have also provided such service to Guangdong Guangzhou Intercity Rail Transportation Company Limited, Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangzhou-Zhuhai Railway Company Limited and Xiamen-Shenzhen Railway Company Limited. With the successful completion and commencement of operation of a series of high-speed railways and inter-city railways in the “Pan Pearl River Delta”, our geographical coverage of railway operation service will be more extensive. We also intend to grow our business through railway operation services.

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

In 1984, to exploit the rapid growth in the Pearl River Delta, Guangshen Railway Company, our predecessor, was established pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Bureau. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, construction of the second line was completed. In 1991, Guangshen Railway Company began the construction of a semi-high-speed rail line and purchased locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 kilometers per hour. Commercial operation of the EMU trains commenced in December 1994.

We were established as a joint stock limited company on March 6, 1996 following the Restructuring, which was carried out to reorganize the railroad assets and related businesses of Guangshen Railway Company and certain of its subsidiaries. As part of the Restructuring, 2,904,250,000 state legal person shares, par value RMB1.00 per share, of our Company were issued to GRGC, a state-owned enterprise controlled by the MOR. Guangshen Railway Company retained the assets, liabilities and businesses not assumed by us, including units providing staff quarters and social services such as health care, education, public security and other ancillary services, as well as subsidiaries or joint ventures whose businesses do not relate to railroad operations and do not compete with our businesses. As part of our Restructuring, Guangshen Railway Company was renamed Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

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

On November 15, 2004, we entered into an asset purchase agreement with Yangcheng Railway Company to acquire the railway transportation business between Guangzhou and Pingshi and related assets and liabilities, or the Acquisition. In order to finance such Acquisition, on December 13, 2006, we issued 2,747,987,000 A shares that are now listed for trading on the Shanghai Stock Exchange (stock code: 601333) and raised approximately RMB10.0 billion from the A Share Offering. After the A Share Offering, approximately 41% of our issued and outstanding shares were owned by GRGC, while institutional and public shareholders own approximately 59% of our issued and outstanding ordinary shares, including A shares, H shares and ADSs.

On December 28, 2006, we paid RMB5.27 billion out of the proceeds raised from the A Share Offering to Yangcheng Railway Company. On January 1, 2007, the railway transportation business of the Guangzhou-Pingshi Railway came under our control as a result of the Acquisition. As a result, our operations expanded from a regional railway to a national trunk line network and our operating railway distance extended from 152 kilometers to 481.2 kilometers, running vertically through the entire Guangdong Province. In June 2007, we paid the remaining balance in the amount of RMB4.87 billion to Yangcheng Railway Company.

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

On November 30, 2013, we entered into an agreement to acquire the freight service business and related assets of China Railway Express Co., Ltd. Guangzhou Branch (“CREC”) and China Railway Container Transport Co. Ltd. Dalang Processing Station (“CRCT”), the subsidiaries of CRC which operate freight service business. The purchase considerations for CREC and CRCT were approximately RMB102.3 million and RMB79.9 million, respectively. On the same day, control of the assets and operations of CREC and CRCT were transferred to us. The results of the operations of the above-mentioned entities have been included in our consolidated comprehensive income statement from November 30, 2013 onwards.

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

As of April 17, 2014, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen—Shekou, Chiwan and Mawan—and the other, Pingyan Railway, serves Yantian port, an international deep-water port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

B.	Business Overview

Business Operations

Our principal businesses are railroad passenger, freight transportation, railway network usage and other transportation-related services, which collectively generated 93.0% of our total revenue in 2013. The remaining 7.0% of our total revenue in 2013 mainly consists of sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation.

In 2013, we pursued the operating objectives set out by our board of directors and strived to overcome the impact of unfavorable factors such as the slowdown in macroeconomic growth, sluggish demand in the railway freight transportation market, intense competition in the transportation market and frequent natural disasters. We fortified infrastructure safety, enhanced the operating plan of the trains, reformed freight transportation organization, implemented transportation volume-increasing and revenue-increasing measures, further diversified the scope of our operations, enhanced the management of our operations, and ensured the safety and stability of transportation and production. Both operating revenues and passenger volume increased while the tonnage of freight started to rebound since July 2013, reflecting initial results of the freight reform. However, our net profit still recorded a decline due to increases in salaries and fees, expenses for railway network and other operating costs.

In 2013, we achieved a passenger volume of 91.0 million persons, representing a year-to-year increase of 7.5%; a tonnage of freight of 20.3 million tonnes, representing a year-to-year decrease of 4.8%, generating operating revenues of RMB15,801 million, representing a year-to-year increase of 4.7%; consolidated profits attributable to equity holders of RMB1,274 million, representing a year-to-year decrease of 3.4%; and basic earnings per share of RMB0.18.

The table below summarizes our railroad business revenue and traffic volume for the periods indicated:

	Year ended December 31,
	2009	2010	2011	2012	2013
Passenger Transportation
Total passenger revenue (RMB millions)	6,841.66	7,377.14	8,026.51	7,841.09	8,058.29
Total passengers (millions)	81.84	84.92	90.83	84.60	90.96
Total passenger-kilometers (millions)	27,233.10	27,472.00	28,523.99	26,788.80	27,844.65
Revenue per passenger-kilometer (RMB)(1)	0.25	0.27	0.28	0.29	0.29
Freight Transportation
Total freight revenue (RMB millions)	1,164.85	1,315.35	1,386.75	1,344.10	1,603.29
Total freight tonnes (millions)	61.99	67.93	68.70	62.67	59.56
Revenue per tonne (RMB)(2)	18.79	19.36	20.18	21.45	26.92
Total tonne-kilometers (millions)	13,446.70	15,191.43	15,519.10	14,620.50	13,293.83
Revenue per tonne-kilometer (RMB)(3)	0.09	0.09	0.09	0.09	0.12
Railway Network Usage and other transportation-related services (RMB millions)	3,504.98	3,888.37	4,256.00	4,890.64	5,034.68

(1)	Revenue per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business.
(2)	Revenue per tonne is calculated by dividing total freight revenue by total freight tonnes. Management believes that revenue per tonne is a useful measure for assessing the revenue levels of our freight transportation business.
(3)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenue per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation is our largest business segment, accounting for 51.0% of our total revenue and 54.8% of our railroad business revenue in 2013. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen inter-city express trains;

•	long-distance trains; and

•	Through Trains in Hong Kong.

As of December 31, 2013, we operated a total of 229 of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing a decrease of 4.5 pairs from 233.5 pairs as of December 31, 2012, of which:

•	105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19.5 stand-by pairs);

•	13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains); and

•	111 pairs of long-distance trains, representing a decrease of 4.5 pairs from 115.5 pairs as of December 31, 2012. Long-distance trains included long-distance passenger trains operated by us between: Shenzhen and Yueyang; Shenzhen and Shanghai South; Shenzhen West and Shanghai South; Shenzhen and Beijing West; Kowloon and Beijing West; Guangzhou and Shanghai South; Guangzhou and Beijing West; Guangzhou and Pingshi; Guangzhou and Chongqing North; Guangzhou and Dazhou; Guangzhou and Xi’an; Guangzhou and Taizhou; Guangzhou and Jiujiang; Guangzhou and Wenzhou; Guangzhou and Yantai; Guangzhou and Zhangjiajie; Guangzhou and Xi’ning West; Guangzhou and Lhasa and Sanya and Beijing West. Long-distance trains also included domestic long-distance trains that are operated by other operators but originating or terminating on, or passing through, our railroad.

The table below sets out passenger revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total passenger revenue			Total passengers			Revenue per passenger
	2011	2012	2013	2011	2012	2013	2011		2012		2013
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	2,606.5	2,373.6	2,415.8	39.0	35.8	37.0	66.8		66.3		65.3
Hong Kong Through Trains	461.0	480.2	498.3	3.7	3.8	3.9	125.9		127.6		127.5
Long-distance Trains(1)	4,959.0	4,987.3	5,144.2	48.1	45.0	50.1	N/A	(1)	N/A	(1)	N/A	(1)
Combined passenger operations	8,026.5	7,841.1	8,058.3	90.8	84.6	91.0	N/A	(1)	N/A	(1)	N/A	(1)

(1)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.

Guangzhou-Shenzhen Trains. In 2013, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 30.0% of our railroad passenger transportation revenue. As of December 31, 2013, we operated 105 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 3.3% from 35.8 million in 2012 to 37.0 million in 2013. The revenue from our Guangzhou-Shenzhen trains increased by 2.8% from RMB2,373.6 million in 2012 to RMB2,416 million in 2013. The increase in passenger volume and revenue of Guangzhou-Shenzhen trains was primarily due to the implementation the new train schedule from December 2012 that has increased the number of pairs of trains and, as a result, the passenger volume.

Hong Kong Through Trains. In 2013, our passenger transportation services on Hong Kong through trains accounted for 6.2% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains). We are responsible for the operation of the Beijing/Shanghai-Kowloon Through Trains and 8 pairs of Canton-Kowloon Through Trains while MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains. In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates.

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

In 2013, the volume of passengers who traveled on the Hong Kong Through Trains increased by 3.9% from 3.8 million in 2012 to 3.9 million in 2013. The revenue from Hong Kong Through Trains increased by 3.8% from RMB480.2 million in 2012 to RMB498.3 million in 2013. This increase in passenger volume and revenue was mainly due to an increase in the number of travelers selecting to travel to Hong Kong and Macau by the Canton-Kowloon Through Trains due to continuous appreciation of the RMB and the installation of more comfortable, new train models in December 2012.

Domestic Long-distance Trains. In 2013, our passenger transportation services on domestic long-distance trains accounted for 63.8% of our railroad passenger transportation revenue. As of December 31, 2013, we operated on a daily basis 111 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region and Tibet Autonomous Region. In 2013, the number of passengers traveling on our long-distance trains was 50.1 million, representing an increase of 11.1% from 45.1 million in 2012. Our revenue from long-distance trains in 2013 was RMB5,144.2 million, compared to RMB4,987.3 million in 2012. The increase in passenger volume and revenue of long-distance trains was primarily due to the opening of Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains on July 1, 2012, the opening of long-distance trains from Shenzhen East Station to various cities such as Nanning and Chengdu in December 2012 and the opening of long-distance trains from Shenzhen Station to Yantai Station on July 1, 2013.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2013:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2013 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	29.26
Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	20.97
Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	20.88
Dongguan Station	Changping Town, Dongguan	Guangzhou-Shenzhen Railway	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	5.01
Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	3.50

Freight Transportation

Revenue from our freight transportation accounted for 10.1% of our total revenue and 10.9% of our railroad business revenue in 2013. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

Revenue from freight transportation business in 2013 was RMB1,603.3 million, an increase of 19.3% from RMB1,344.1 million in 2012. This increase in freight revenue was mainly due to the following factors:

•	the reform of the freight transportation organization for railways across the PRC in June 2013 under which we have undertaken some of the freight transportation business and assets previously operated by the Guangzhou Branch Company of China Railway Express and the Dalang Handling Station of China Railway Container and thereby a corresponding increase in the related revenue; and

•	an increase of RMB1.5 cents per tonne-kilometer in the average transportation cost of railway freight transportation across the PRC from March 20, 2013.

The total tonnage of freight we transported in 2013 was 59.6 million tonnes, representing a decrease of 5.0% from 62.7 million tonnes in 2012. This decrease in freight volume was mainly due to the following factors:

•	sluggish market demand for bulk goods such as metal ores, non-metal ores and coal under the impact of decelerated domestic economic growth, adjustments to the industry structure and other factors that led to decreases in both outbound and inbound freights volume; and

•	the diversion of part of the freight of Guangzhou Port to Gaolan Port, Zhuhai upon the opening and operation of Guangzhou-Zhuhai Railway Company Limited.

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

Railway Network Usage and other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 31.9% of our total revenue and 34.3% of our railroad business revenue in 2013. Railway network usage services mainly include the locomotive traction, track usage, electric catenaries (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services; other transportation-related services include railway operation services and lease of locomotive and passenger trains. In 2013, our revenue from railway network usage and other transportation-related services was RMB5,034.7 million, representing an increase of 2.9% from RMB4,890.6 million in 2012. The increase in revenue from railway network usage and other transportation-related services was principally due to:

•	an increase in the railway operation services we provided due to increased train frequency of Guangdong Guangzhou Intercity Rail Transportation Company Limited, Wuhan-Guangzhou Passenger Railway Line Co., Ltd. and Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited; and

•	railway operation services we newly provided to Guangzhou-Zhuhai Railway Company Limited and Xiamen-Shenzhen Railway Company Limited in 2013.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2011	2012	2013
	(RMB millions)
Railway Network Usage	3,254.5	3,474.2	3,326.5
Locomotive traction	1,413.0	1,549.5	1,557.4
Track usage	1,021.1	1,059.9	1,032.2
Electric catenaries	302.4	326.6	362.0
Vehicle coupling	313.8	337.9	156.3
Other services	204.2	200.3	218.6
Railway Operation Service	717.3	1,078.2	1,383.9
Other Transportation Services	284.2	338.2	324.3
Total	4,256.0	4,890.6	5,034.7

Other Businesses

Revenue from our other businesses accounted for 7.0 % of our total revenue in 2013. Our other businesses mainly consist of sales of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation.

Revenue from our other businesses was RMB1,104.4 million in 2013, compared to RMB1,016.0 million in 2012.

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

In February 2009, we launched the finance IC card and Fastpass card systems at stations along the Guangzhou-Shenzhen line, which enabled the passengers to board the trains by flashing the cards without having to queue for tickets. Starting in September 2011, in order to facilitate the adoption of our real-name ticketing systems, we have ceased operations of the Fastpass card systems. By the end of 2013, we have issued 1.08 million finance IC cards on an accumulative basis. We have installed 8 self-service seat reservation terminals and 12 self-service ticket printing terminals for travelers using financial IC cards along the Guangzhou-Shenzhen line.

Our stations along the Guangzhou-Shenzhen line have adopted a real-name ticketing system, allowing passengers to use their identification cards to purchase tickets and board trains. Customers who provide their second generation China identification cards or Hong Kong and Macau identification cards may purchase tickets aboard trains without customer service representatives. Customers can also purchase tickets for our Guangzhou-Shenzhen inter-city trains online. We now have a total of 161 automatic ticket selling machines, 146 automatic ticket inspection machines and 119 internet ticket printing machines along the Guangzhou-Shenzhen line.

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

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. We compete for long-distance travelling passengers against other railway service providers operating within our service territory, such as the Wuhan-Gangzhou passenger line which commenced operation in December 2009 and the Guangzhou-Shenzhen-Hong Kong passenger line which commenced operation in December 2011. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

Equipment, Tracks and Maintenance

As of December 31, 2013, we operated 142 diesel locomotives, 68 electric locomotives, 22 EMUs and 1,367 passenger coaches for our operations.

The freight cars we use are all leased from the MOR, to which we pay uniform rental fees based on the national standards set by the MOR. The amounts of such usage fees we paid to the MOR in 2011, 2012 and 2013 were approximately RMB200.7 million, RMB201.2 million and RMB231.5 million, respectively.

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

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2011, 2012 and 2013, we made improvements to approximately 216 kilometers, 133 kilometers and 95 kilometers of railway lines, respectively.

Major Suppliers and Service Providers

GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2013, we purchased approximately RMB666.8 million in materials and supplies from GRGC and its subsidiaries, which represented 42.0% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions.”

The MOR or bureaus owned or controlled by the MOR, including the GRGC, our single largest shareholder, are our major customers. In 2013, we collected approximately RMB1,724.0 million from GRGC and its subsidiaries, which represented 10.9% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2011, 2012 and 2013, we paid approximately RMB611.1 million, RMB660.7 million and RMB675.2 million, respectively, in electricity charges.

Regulatory Overview

As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations.

Prior to March 14, 2013, we were regulated by the MOR. However, on March 14 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the MOT, other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the China Railway Corporation. Upon the completion of the transfer, the de facto control of our largest shareholder was transferred to China Railway Corporation. The details of this plan have not yet been announced. Therefore, the following discussion regarding the regulation of the PRC national railway system may change substantially to reflect this plan. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Business— Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.”

National Railway System

Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. The PRC central government holds the equity interests in state-owned railroads. The state-owned railway system comprises over 70% of all rail lines, including all trunk lines. Prior to the dissolution of the MOR, the state-owned railway system was operated as a nationwide integrated system under the supervision and management of the MOR. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. Although the MOR did not operate other railroads, it provided guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR’s responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system. After the dissolution of the MOR, the administrative functions formerly performed by the MOR will be assigned to the MOT and the National Railway Administration, while the commercial functions formerly performed by the MOR will be assigned to CRC.

Railway group companies are directly responsible for passenger and freight transportation as well as the coordination and supervision of operations carried out by train stations within their respective service territory. There are currently 15 railway group companies overseeing distinct portions of the national railway system.

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

Currently, the plans and schedules for our passenger and freight services that were conducted solely on our own lines were determined by us; while our passenger and freight services that ran beyond our own lines were subject to overall planning and scheduling of GRGC or CRC.

Where our service runs beyond our own line, clearance by and coordination with GRGC is necessary. Prior to the dissolution of the MOR, to the extent that we operated long-distance services beyond GRGC’s jurisdiction, they were subject to coordination and clearance by the MOR. Currently, they were subject to coordination and clearance by CRC. In addition, in order to enable GRGC and the MOR to allocate freight cars and control traffic going through connection points, we were required to provide GRGC with prior electronic notice through internal network, on a daily basis, of the number and types of freight cars we required, as well as the number of our freight trains that would go through particular connection points. Currently, the daily notice is still provided to GRGC and the allocation of freight cars and control of traffic through connection points are carried out by GRGC and CRC. Furthermore, we were required to carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR (and now by CRC) or GRGC. Revenue from military and diplomatic transport generally account for less than 1% of our total transportation revenue. Emergency aid transport was required only during periods of natural disasters declared by the PRC government, and was provided with reduced fees.

Pricing

Prior to the dissolution of the MOR, the MOR was generally responsible for preparing a proposal for the baseline pricing standards for the nationwide railway system with respect to freight and passenger transportation. Such proposed pricing standards would take effect after being approved by and/or filed with relevant PRC government authorities. Currently, CRC is responsible for the preparing and filing of such proposal for the baseline pricing standards.

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

Environmental Protection

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2013, our environmental protection-related expenses were approximately RMB5.7 million, mainly related to the improvement and reconstruction of the sewage treatment equipment of Jishan sewage treatment plant.

Insurance

We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will be liable for such damages. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Business—We have very limited insurance coverage”.

In addition, we have taken out basic retirement insurance, basic medical insurance, work-related personal injury insurance policies and childbearing insurance for our employees.

C.	Organizational Structure

The following table lists the significant subsidiaries of our Company as of December 31, 2013:

Name	Country of Incorporation	Percentage of Interest held by our Company
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Guangshen Railway Travel Service Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	100%
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangzhou Tielian Economy Development Company Limited	PRC	50.5%
Shenzhen Nantie Construction Supervision Company Limited	PRC	76.7%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Property Management Company Limited	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%

In 2013, we acquired an additional 45% interest in Shenzhen Pinghu Qun Yi for cash consideration of RMB5.9 million. The difference between the fair value of the consideration paid and the relevant share of the carrying amount of net assets of Shenzhen Pinghu Qun Yi acquired amounting to RMB1.8 million was recorded in share premium of equity. After the acquisition, our direct interest in Shenzhen Pinghu Qun Yi increased from 55% to 100%.

D.	Property, Plant and Equipment

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

As of December 31, 2013, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land of our Company with an aggregate area of approximately 2,810,497 square meters. After consultation with our Company’s PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

As of December 31, 2013, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, with an aggregate area of approximately 672,422 square meters, which had an aggregate carrying value of approximately RMB1,703.3 million. After consultation with our Company’s legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

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

As of April 17, 2014, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 402,438 square meters.

For additional information regarding our property, plant and equipment, see “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Equipment, Tracks and Maintenance” and Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

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

Overview

Our principal businesses are railroad passenger and freight transportation as well as railway network usage and other transportation-related services on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services. We also operate the Hong Kong Through Trains under a cooperative arrangement with MTR in Hong Kong. Prior to the Acquisition, our key strategic focus was to provide high-speed passenger train services in the Guangzhou-Shenzhen corridor. After the Acquisition, we have aimed to establish ourselves as a comprehensive railway service provider on the Shenzhen-Guangzhou-Pingshi corridor by providing passenger transportation, freight transportation and railway network usage and other transportation-related services to our customers. In addition to our core railroad transportation business, we also engage in other businesses that complement our core businesses, including on-board and station sales, restaurant services, as well as advertising and tourism.

For the year ended December 31, 2013, our total revenue was RMB15,800.7 million, profit attributable to equity holders was RMB1,273.8 million, and earnings per share were RMB0.18. Railroad business revenue accounted for 93.0%, 93.3% and 93.0% of our total revenue in 2011, 2012 and 2013, respectively.

Passenger transportation is our principal business. In 2013, the total number of our passengers was 91.0 million, representing an increase of 7.5% from 84.6 million in 2012. Our passenger transportation revenue was RMB8,058.3 million in 2013, representing an increase of 2.8% from RMB7,841.1 million in 2012.

We transported a total of 59.6 million tonnes of freight in 2013, representing a decrease of 5.0% from 62.7 million tonnes in 2012. Our freight transportation revenue in 2013 was RMB1,603.3 million, representing an increase of 19.3% from RMB1,344.1 million in 2012.

Revenue from our railway network usages and other transportation-related services business was RMB5,034.7 million in 2013, representing a decrease of 2.9% from RMB4,890.6 million in 2012.

Revenue from our other businesses was RMB1,104.4 million in 2013, compared to RMB1,016.0 million in 2012.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium- to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the recent global financial crisis and economic downturn had adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China was severe in the second half of 2008. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although many places around the world have recovered since the second half of 2009, the global economic downturn, Europe’s sovereign debt crisis, the stability of the Eurozone and the decreased growth rate of China’s economy may have a material and adverse effect on our businesses, results of operations and financial condition. In particular, we experienced decreased inbound freight volume and revenue in 2011 and 2012 and decreased inbound freight volume in 2013, partially due to diminished export of PRC commodities affected by the slowdown of the global economic growth and international trade and decelerating economic growth in China.

Competitive Pressure from other Railway Operators and other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. For example, the operation of the Guangzhou-Shenzhen-Hong Kong passenger line, which is owned by Guangzhou-Shenzhen-Hong Kong Passenger line Company Limited, commenced on December 26, 2011, which increased the competition we face. Initially, we experienced decrease in the number of passengers using our long distance train services due to the competition from Guangzhou Shenzhen Hong Kong passenger line. In response to such competition, we implemented new train schedule from December 2012 that has increased the number of pairs of trains and, as a result, the passenger volume. In addition, the fast growth in the number of privately owned vehicles and a higher penetration of bus services affect the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services. We also expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. New passenger lines across China have commenced operations since 2009.

We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

PRC Policies. We are allowed to be more flexible in setting the prices of both passenger transportation and the freight transportation services as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will affect our results of operations.

Year ended December 31, 2013 compared with year ended December 31, 2012

Revenue

In 2013, our total revenue was RMB15,800.7 million, representing an increase of 4.7% from RMB15,091.9 million in 2012. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation-related services was RMB8,058.3 million, RMB1,603.3 million and RMB5,034.7 million, respectively, accounting for approximately 51.0%, 10.1% and 31.9% of our total revenue in 2013, respectively.

Passenger transportation. Revenue from passenger transportation accounted for 51.0% of our total revenue and 54.8% of our railroad business revenue in 2013. As of December 31, 2013, we operated 229 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19.5 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 111 pairs of long-distance trains.

In 2013, the total number of our passengers was 91.0 million, representing an increase of 7.5% from 84.6 million in 2012. Our passenger transportation revenue was RMB8,058.3 million in 2013, representing an increase of 2.8% from RMB7,841.1 million in 2012. The increase in passenger volume and revenue from passenger volume was primarily due to (i) a relatively significant increase in the passenger volume of long-distance trains due to the opening of Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains on July 1, 2012, the opening of long-distance trains from Shenzhen East Station to various cities such as Nanning and Chengdu in December 2012 and the opening of long-distance trains from Shenzhen Station to Yantai Station in July 2013; (ii) Guangzhou-Shenzhen inter-city trains implemented the new train schedule from December 2012 that has increased the number of pairs of trains and thereby a corresponding increase in the passenger volume; and (iii) an increase in the number of travelers selecting to travel to Hong Kong and Macau by the Canton-Kowloon Through Trains due to continuous appreciation of the Renminbi and the installation of more comfortable new train models from 2012.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2012 and 2013:

	Year ended December 31,		Change from 2012 to 2013
	2012	2013
Revenue from passenger transportation (RMB thousands)	7,841,091	8,058,291	2.8%
Total passengers (thousands)	84,599	90,957	7.5%
Total passenger-kilometers (millions)	26,789	27,845	3.9%
Revenue per passenger-kilometer (RMB)	0.29	0.29	—

Freight transportation. Revenue from our freight transportation accounted for 10.1% of our total revenue and 10.9% of our railroad business revenue in 2013.

Revenue from freight transportation business in 2013 was RMB1,603.3 million, an increase of 19.3% from RMB1,344.1 million in 2012. This increase in freight revenue was mainly due to (i) the reform of freight transportation organizations for railway across the PRC in June 2013 under which we have undertaken some of the freight transportation business and assets previously operated by the Guangzhou Branch Company of China Railway Express and the Dalang Handling Station of China Railway Container and thereby a corresponding increase in the related revenue; and (ii) an increase of RMB1.5 cents per tonne-kilometer in the average transportation cost of railway freight transportation across the PRC from February 20, 2013.

The total tonnage of freight we transported in 2013 was 59.6 million tonnes, representing a decrease of 5.0% from 62.7 million tonnes in 2012. This decrease in freight volume was mainly due to (i) sluggish market demand for bulk goods such as metal ores, non-metal ores and coal under the impact of decelerated domestic economic growth, adjustments in industry structure and other factors that led to decreases in both outbound and inbound freight volume; and (ii) the diversion of part of the freight of Guangzhou Port to Gaolan Port, Zhuhai upon the opening and operation of Guangzhou-Zhuhai Railway Company Limited.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2012 and 2013:

	Year ended December 31,		Change from 2012 to 2013
	2012	2013
Revenue from freight transportation (RMB thousands)	1,344,113	1,603,288	19.3%
- Revenue from outbound freight transportation	461,793	527,412	14.2%
- Revenue from inbound and pass-through transportation	831,917	904,908	8.8%
- Revenue from other freight transportation services	50,404	170,968	239.2%
Total freight tonnes (thousands of tonnes)	62,671	59,556	(5.0%)
- Outbound freight tonnage	21,373	20,344	(4.8%)
- Inbound and pass-through freight tonnage	41,299	39,212	(5.1%)
Revenue per tonne (RMB)	21.5	26.9	25.5%
Total tonne-kilometers (millions)	14,620.5	13,293.8	(9.1%)
Revenue per tonne-kilometer (RMB)	0.09	0.12	33.3%

Railway network usage and other transportation-related services. Revenue from our railway network usage and other transportation-related services accounted for 31.9% of our total revenue and 34.3% of our railroad business revenue in 2013. Railway network usage and other transportation-related services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. Revenue from our railway network usages and other transportation-related services business was RMB5,034.7 million in 2013, representing a decrease of 2.9% from RMB4,890.6 million in 2012. The increase in revenue from railway network usage and other transportation-related services was principally due to (i) an increase in the railway operation services we provided due to increased train frequency of Guangdong Guangzhou Intercity Rail Transportation Company Limited, Wuhan-Guangzhou Passenger Railway Line Co., Ltd. and Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited; and (ii) railway operation services we newly provided to Guangzhou-Zhuhai Railway Company Limited and Xiamen-Shenzhen Railway Company Limited in 2013.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from our other businesses was RMB1,104.4 million in 2013, compared to RMB1,016.0 million in 2012.

Operating Expenses

In 2013, our total operating expenses were RMB13,927.4 million, representing an increase of 5.0% from RMB13,229.4 million in 2012.

The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenue, for 2012 and 2013:

	Year ended December 31,
	2012	2013
Railroad businesses revenue (RMB millions)	14,075.8	14,696.3
Business tax	2.42%	2.43%
Labor and benefits	24.98%	26.76%
Equipment leases and services	28.58%	28.35%
Land use right leases	0.39%	0.38%
Materials and supplies	10.89%	10.80%
Repairs and facilities maintenance costs, excluding materials and supplies	4.95%	3.41%
Depreciation of fixed assets	9.65%	9.47%
Amortization of leasehold land payments	0.11%	0.10%
Social services expenses	0.66%	0.46%
Utility and office expenses	0.76%	0.49%
Others	3.74%	4.97%
Operating expenses ratio(1)	87.13%	87.63%
Railroad businesses operating margin	12.87%	12.37%

(1)	Total railroad operating expenses as a percentage of railroad businesses revenue.

Railway Operating Expenses. Our total railway operating expenses increased by 5.0% to RMB12,878.8 million in 2013 from RMB12,263.0 million in 2012. This increase was driven primarily by:

•	Labor and benefits. In 2013, our labor and benefits expenses amounted to RMB3,932.1 million, representing an increase of 11.8% from RMB3,516.6 million in 2012. The increase was mainly due to the increase in salaries across the industry, increase in the number of employees providing railway operation services and increases in housing fund and base of social security payments.

•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2013, our expenses relating to equipment leases and services amounted to RMB4,166.3 million, representing an increase of 3.6% from RMB4,022.5 million in 2012. This was mainly due to the opening of Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains by us from July 1, 2012 and container and parcel transportation business newly operated subsequent to the reform of freight transportation organization, and thereby increases in equipment lease and services.

•	Materials and supplies. Our materials and supplies consist of expenses for materials, fuel, water and electricity. In 2013, our materials and supplies amounted to RMB1,587.3 million, compared to RMB1,532.6 million in 2012.

•	Business tax. In 2013, our business tax amounted to RMB357.8 million, representing an increase of 5.2% from RMB340.0 million in 2012. The increase was due to increased revenue.

The decrease in our operating expenses was partially offset by:

•	Repairs and facilities maintenance costs, excluding materials and supplies. In 2013, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB501.7 million representing a decrease of 28.0% from RMB696.9 million in 2012. This was mainly due to the decrease in phase 4 repairs costs for our CRH EMUs.

•	Utility and office expenses. In 2013, our utility and office expenses amounted to RMB71.5 million, representing a decrease of 33.3% from RMB107.2 million in 2012. This was mainly due to reclassification of sales expenses from “utility and office expenses” amounting to RMB20 million to “others” and reduced security expenses.

•	Social service expenses. In 2013, our social service expenses amounted to RMB68.0 million, representing a decrease of 27.0% from RMB93.1 million in 2012. This was mainly due to the decrease of relevant expenses as a result of our acquisition of assets and business of related parties which had provided us with social services. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” and Note 38 to our audited consolidated financial statements included elsewhere in this annual report.

Profit from Operations

Our profit from operations decreased by 2.4% to RMB1,888.2 million in 2013 from RMB1,934.3 million in 2012, primarily due to the increase of our operating expenses.

Taxation

In 2013, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%, except for one subsidiary which is subject to income tax rate of 20%. Our income tax expense was RMB430.7 million in 2013, representing a decrease of 2.4%, compared to RMB441.2 million in 2012. The decrease was primarily due to the decrease in our profit from operations.

Profit attributable to equity holders of the Company

As a result of the above, our profit attributable to equity holders of the Company decreased by 3.4% to RMB1,273.8 million in 2013 from RMB1,319.0 million in 2012.

Year ended December 31, 2012 compared with year ended December 31, 2011

Revenue

In 2012, our total revenue was RMB15,091.9 million, representing an increase of 2.7% from RMB14,690.8 million in 2011. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation-related services was RMB7,841.1 million, RMB1,344.1 million and RMB4,890.6 million, respectively, accounting for approximately 52.0%, 8.9% and 32.4% of our total revenue in 2012, respectively.

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

In 2012, our total number of passengers was 84.6 million, representing a decrease of 6.9% from 90.8 million in 2011. Our revenue from passenger transportation was RMB7,841.1 million in 2012, representing a decrease of 2.3% from RMB8,026.5 million in 2011. The decrease in passenger volume and revenue from passenger volume was primarily due to (i) decrease in number of trains in operation due to some CRHs being successively sent back to depot for inspection and repair as they required phase 4 repairs, leading to a more significant decrease in the transportation capacity of inter-city trains; (2) passenger overload was subject to new regulations and regular management by the industry responsible bureaus since the spring peak season of 2012 to ensure the operating safety of the trains and the quality of service of train stations and trains that led to a decrease in the passenger flow; (3) the diversion of customers away upon the opening and operation of the Beijing-Guangzhou high-speed railways and the commencement of operation of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2011 and 2012:

	Year ended December 31,		Change from 2011 to 2012
	2011	2012
Revenue from passenger transportation (RMB thousands)	8,026,512	7,841,091	(2.3%)
Total passengers (thousands)	90,828	84,599	(6.9%)
Total passenger-kilometers (millions)	28,524	26,789	(6.1%)
Revenue per passenger-kilometer (RMB)	0.28	0.29	3.6%

Freight transportation. Revenue from freight transportation accounted for 8.9% of our total revenue and 9.5% of our railroad business revenue in 2012. The total tonnage of freight we transported in 2012 was 62.7 million tonnes, representing a decrease of 8.8% from 68.7 million in 2011. Revenue from our freight transportation business in 2012 was RMB1,344.1 million, representing a decrease of 3.1% from RMB1,386.8 million in 2011. The decrease of revenue from freight transportation is mainly due to the following factors: (i) frail recovery in developed countries such as Europe and United States coupled with a slowdown in the economic growth in China that led to a decrease in freight going through railway transportation; and (ii) the opening and operation of the Yi (Yiyang)-Zhan (Zhanjiang) railway subsection has diverted some of the freights that originally transported by the Beijing-Guangzhou railway.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2011 and 2012:

	Year ended December 31,		Change from 2011 to 2012
	2011	2012
Revenue from freight transportation (RMB thousands)	1,386,753	1,344,113	(3.1%)
- Revenue from outbound freight transportation	417,149	461,793	10.7%
- Revenue from inbound and pass-through transportation	913,564	831,917	(8.9%)
- Revenue from other freight transportation services	56,040	50,403	(10.1%)
Total freight tonnes (thousands of tonnes)	68,703	62,671	(8.8%)
- Outbound freight tonnage	22,331	21,373	(4.3%)
- Inbound and pass-through freight tonnage	46,372	41,298	(10.9%)
Revenue per tonne (RMB)	20.18	21.45	6.3%
Total tonne-kilometers (millions)	15,519.1	14,620.5	(5.8%)
Revenue per tonne-kilometer (RMB)	0.09	0.09	—

Railway network usage and other transportation-related services. Revenue from our railway network usage and other transportation-related services accounted for 32.4% of our total revenue and 34.7% of our railroad business revenue in 2012. Railway network usage and other transportation-related services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. In 2012, our revenue from railway network usage and other transportation-related services was RMB4,890.6 million, representing an increase of 14.9% from RMB4,256.0 million in 2011. The increase of revenue from our railway network usage and other transportation-related services was primarily due to (i) a 6.8% increase in revenue from railway network usage services to RMB3,474.24 million in 2012 mainly due to: (a) an increase in the number of long-distance trains operated by other railway bureaus (companies) that ran to or ran through various stations within the Company’s railway tracks; and (b) an increase in the unit settlement price for railway locomotive traction fees in China; and (ii) a 50.3% increase in revenues of railway operation services to RMB1,078.2 million mainly due to: (a) an increase in the provision of services to Wuhan-Guangzhou Passenger Railway Line Co., Ltd. and Guangdong Guangzhou Intercity Rail Transportation Company Limited; and (b) commencement to provide railway operation services to Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited from December 26, 2011.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from other businesses in 2012 was RMB1,016.0 million, compared to RMB1,021.6 million in 2011.

Operating Expenses

In 2012, our total operating expenses were RMB13,229.4 million, representing an increase of 9.3% from RMB12,101.0 million in 2011.

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

Railway Operating Expenses. Our total railway operating expenses increased by 10.2% to RMB12,263.0 million in 2012 from RMB11,123.1 million in 2011. The following sets forth a breakdown of major changes by line item:

•	Labor and benefits. In 2012, our labor and benefits expenses amounted to RMB3,516.6 million, representing an increase of 18.3% from RMB2,973.5 million in 2011. The increase was mainly due to the increase in salaries across the industry, increase in the number of employees providing railway operation services and increases in housing fund and base of social security payments.

•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2012, our expenses relating to equipment leases and services amounted to RMB4,022.5 million, representing an increase of 11.6% from RMB3,604.4 million in 2011. This was mainly due to (i) the opening of our Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains in 2012; (ii) increases in the unit settlement prices for train hauling fees and electric catenary fees; and (iii) increases in the railway operation services in 2012 provided to Wuhan-Guangzhou high-speed railway, Guangzhou-Zhuhai inter-city railway and Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited.

•	Materials and supplies. Our materials and supplies consist of materials, fuel, water and electricity expenses. In 2012, our materials and supplies amounted to RMB1,532.6 million, compared to RMB1,530.7 million in 2011.

•	Repairs and facilities maintenance costs, excluding materials and supplies. In 2012, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB696.9 million, representing an increase of 7.7% from RMB647.1 million in 2011. The increase was mainly due to phase 4 repairs for our CRH EMUs.

Other than the above increases, certain line items of our operating expenses decreased in 2012:

•	Business tax. In 2012, our business tax amounted to RMB340.0 million, representing a decrease of 7.9% from RMB369.1 million. The decrease was due to the reduction of the business tax rate for our commissioned transportation services decreased from 5% to 3%.

•	Social service expenses. In 2012, our social service expenses amounted to RMB93.1 million, representing a decrease of 19.2% from RMB115.2 million in 2011. This was mainly due to the decrease of relevant expenses as a result of our acquisition of assets and business of related parties which had provided us with social services. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” and Note 37 to our audited consolidated financial statements included elsewhere in this annual report.

•	Utility and office expenses. In 2012, our utility and office expenses amounted to RMB107.2 million, representing a decrease of 16.8% from RMB128.8 million in 2011. This was mainly due to improvements in monitoring and control of such expenses.

Profit from Operations

Our profit from operations decreased by 24.6% to RMB1,934.3 million in 2012 from RMB2,564.0 million in 2011, primarily due to the increase of our operating expenses, which exceeded the increase in our revenue.

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

As we are registered and established in the Shenzhen Special Economic Zone, we were subject to income tax in 2012 at a rate of 25%. According to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 20%, 24% or 25%, depending on the jurisdiction of incorporation. Our income tax expense was RMB441.2 million in 2012, representing a decrease of 23.4% compared to RMB576.0 million in 2011. The decrease was mainly due to the decrease in our profit from operations.

Profit attributable to equity holders of the Company

As a result of the above, our profit attributable to equity holders of the Company decreased by 26.8% to RMB1,319.0 million in 2012 from RMB1,804.1 million in 2011.

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

Fixed assets

The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at historical cost less depreciation and impairment loss. Historical cost represents expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by us from GRGC during the Restructuring, the revaluated amount in the Restructuring was deemed costs). We have early adopted the amended IFRS 1, “First-time Adoption of IFRS” beginning from January 1, 2010. With the amended IFRS 1, the revaluated amount can become deemed costs so long as the revaluation takes place at periods before or during the first-time IFRS adopters’ first set of IFRS financial statements. In addition, the IASB has made a special provision in this IFRS 1, which allows existing IFRS preparers to retrospectively apply this rule.

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

Impairment of investment in subsidiaries, associates and non-financial assets other than goodwill

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

See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—A. Operating Results—Critical Accounting Policies and Estimated—Fixed Assets” Note 2.6 to our consolidated financial statements included elsewhere in this annual report for the current estimated useful lives of fixed assets. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2013 would have been decreased/increased by approximately RMB18.5 million and RMB22.6 million, respectively, compared to RMB18.5 million and RMB22.6 million in 2012, respectively).

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

Recently adopted accounting standards

In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2013:

Amendment to IAS 1 Financial statements presentation requires entities to group items presented in “other comprehensive income” on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IFRS 10 Consolidated financial statements prescribes that subsidiaries are all entities (including structured entities) over which we have control. We control an entity when we have power over an entity, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect these returns through our power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to our Group. They are deconsolidated from the date that control ceases.

IAS 27 (revised 2011) Separate financial statements includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

IFRS 11 Joint arrangements is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

IAS 28 (revised 2011) Associates and joint ventures includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

IFRS 12 Disclosures of interests in other entities includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 13 Fair value measurement aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP.

IAS 19 (revised) Employee benefits amends the accounting for employment benefits. The standard requires past service cost to be recognized immediately in profit or loss. The standard replaces interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability.

Amendment to IFRS 7 Financial instruments: Disclosures requires new disclosure requirements which focus on quantitative information about recognized financial instruments that are offset in the statement of financial position, as well as those recognized financial instruments that are subject to master netting or similar arrangements irrespective of whether they are offset.

The adoption of the above new/revised standards had no significant financial effect on our consolidated financial statements.

New accounting pronouncements

The following new standards, amendments and interpretations have been issued as of December 31, 2013 but are not yet effective for IFRS financial statements for the year ended December 31, 2013:

Effective for annual periods beginning on or after
Amendment to IAS 32 “Financial instruments: Presentation—Offsetting financial assets and financial liabilities”	January 1, 2014
Amendments to IFRS 10, 12 and IAS 27 “Investment entities”	January 1, 2014
Amendment to IAS 36 “Impairment of assets’ on recoverable amount disclosures”	January 1, 2014
Amendment to IAS 39 “Financial Instruments: Recognition and Measurement’—Novation of derivatives”	January 1, 2014
IFRIC 21 “Levies”	January 1, 2014
IFRS 9 “Financial instruments”	January 1, 2015

Our management is in the process of making an assessment of the impact of the above new and amended standards and is not yet in a position to state what impact they would have, if any, on our results of operations and financial positions.

B.	Liquidity and Capital Resources

Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

We generated approximately RMB1,883.4 million of net cash flow from operating activities in 2013. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2013, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures of approximately RMB1,376.6 million, representing a decrease of 25.0% from RMB1,836.2 million in 2012;

•	payment of dividends of approximately RMB566.7 million; and

•	income tax expenses of approximately RMB372.0 million.

Our capital expenditures for 2013 consisted primarily of the following projects:

•	replacement with long tracks for Beijing-Guangzhou railway;

•	replacement of railroad switch for Beijing-Guangzhou railway and Jiangcun Station;

•	continuing construction of Shenzhen East Station; and

•	passenger train improvement and alteration.

Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB412.7 million as of December 31, 2013.

As of December 31, 2013, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

In order to satisfy our operational needs, to supplement our working capital and to improve our debt structure, our Company issued RMB3.5 billion 4.79% fixed rate notes due 2014, or the Notes, on December 16, 2009. The Notes were issued at face value and bear fixed interest at 4.79% per annum. As of December 31, 2013, we had unsecured notes payable of RMB167.65 million in connection with our issuance of the Notes. As of December 31, 2013, we did not have any banking facilities.

Cash Flow

Our net cash and cash equivalents as of December 31, 2013 decreased by approximately RMB262.3 million from December 31, 2012. Our principal source of capital was revenue generated from operating activities.

The following table sets forth certain items in our consolidated cash flow statements for 2011, 2012 and 2013, and the percentage change in these items from 2012 to 2013.

	Year ended December 31,			Change from 2012 to 2013
	2011	2012	2013
	(RMB thousands)
Net cash generated from operating activities	3,329,058	2,177,673	1,883,411	(13.5%)
Net cash used in investing activities	(3,983,623)	(2,160,895)	(1,572,961)	(27.2%)
Net cash used in financing activities	(637,736)	(708,522)	(572,785)	(19.2%)
Net increase/(decrease) in cash and cash equivalents	(1,292,301)	(691,744)	(262,335)	(62.1%)

Our net cash inflow from operating activities decreased to RMB1,883.4 million in 2013 from RMB2,177.7 million in 2012, primarily due to an increase in trade receivables of RMB550.4 million in 2013 due to delayed payment by certain railroad companies who commissioned us to operate certain railway lines, (ii) a decrease in trade payables of RMB283.0 million in 2013 due to decreased train repair costs and project construction costs payable, and (iiiRMB94.2 million in 2013, compared to a decrease in prepayments and other receivables of RMB4.1 million in 2012, ) a decrease in employee benefits obligations of RMB106.0 million in 2013 due to increased cash payment to employees.

Our net cash inflow from operating activities decreased to RMB 2,177.7 million in 2012 from RMB 3,329.1 million in 2011, representing a decrease of RMB 1,151.4 million, primarily because our profit before income tax decreased to RMB 1,758.1 million from RMB 2,378.3 million.

Our net cash used in investment activities decreased to RMB1,573.0 million in 2013 from RMB2,160.9 million in 2012, mainly due to (i) a decrease in capital expenditures of RMB459.6 million and (ii) a decrease in short-term deposits with maturities more than three months, net, of RMB309.6 million in 2013, compared to RMB488.0 million in 2012. Our net cash used in investment activities decreased to RMB2,160.9 million in 2012 from RMB3,983.6 million in 2011, mainly due to a decrease in short-term deposits with maturities more than three months, net, of RMB488.0 million in 2012, compared to RMB3,077.5 million in 2011, partially offset by an increase in capital expenditures of RMB892.8 million from 2011 to 2012 related to purchase of passenger trains.

Our net cash used in financing activities decreased to RMB572.8 million in 2013 from RMB708.5 million in 2012, primarily due to a decrease of RMB141.7 million in the distribution of cash dividend to the shareholders in 2013. Our net cash used in financing activities increased to RMB708.5 million in 2012 from RMB637.7 million in 2011, primarily due to an increase of RMB70.8 million in the distribution of cash dividend to the shareholders in 2012.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2013, our expenses for the purchase of fixed assets and payments for construction-in-progress totaled RMB1,376.6 million. In addition, we paid RMB372.0 million for income taxes and approximately RMB566.7 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2014.

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

The Pearl River Delta remains one of China’s fastest growing economic regions. We believe that various factors, including the increasing economic cooperation within the Pearl River Delta region and its adjacent areas, the “Relaxed Individual Travel” program, the improvement of the subway system in Shenzhen and Guangzhou, will continue to increase passenger travel and freight transportation within our service region. We expect the PRC government’s current economic, import and export, foreign investment and infrastructure policies to generate additional demand for transportation services in our service areas. These policies and measures may have both positive and negative effects on our business development. They are expected to promote economic growth and create new demand for our transportation services.

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2014. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2014.

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

Looking into 2014, China remains in a strategic opportunity phase for its development. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to develop in a more scientific, orderly, sustained and stable manner in 2014, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2013 for the periods indicated.

	Payment due by period (RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Current Portion of Long-Term Debt Obligations (including interests)(1)	3,492,723	3,492,723
Capital Expenditure Obligation(2)	150,677	150,677
Operating Lease Obligations(3)	962,000	74,000	148,000	148,000	592,000
Other Long-Term Liabilities reflected on the Company’s balance Sheet under IFRS(4)	121,739	113,140	7,978	621
Total	4,727,139	3,830,540	155,978	148,621	592,000

(1)	See Note 24 to our audited consolidated financial statements, “Bonds Payable”.
(2)	See Note 36(a) to our audited consolidated financial statements, “Capital Commitments”.
(3)	See Note 36(b) to our audited consolidated financial statements, “Operating Lease Commitments”.
(4)	See Note 25 to our audited consolidated financial statements, “Employee Benefits Obligations”.

Based on the current progress of our new projects, we estimate that our capital expenditures for 2014 will amount to approximately RMB1.45 billion, which consists primarily of the following projects:

•	replacement of steel tracks of the Beijing-Guangzhou line;

•	replacement of railroad switch for Beijing-Guangzhou railway and Jiangcun Station;

•	passenger train repair;

•	construction of new train station; and

•	replacement of diesel generators for passenger trains.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

The table below sets forth the information relating to our directors as of April 17, 2014:

Name	Age	Position	Date First Elected or Appointed
Li Wenxin	50	Chairman of the Board of Directors	2011
Shen Yi	58	Director and General Manager	2008
Sun Jing	48	Director	2012
Yu Zhiming	55	Director	2008
Li Liang	53	Director	2009
Luo Qing	49	Director	2009
Lo Mun Lam	60	Independent Director	2011
Liu Xueheng	40	Independent Director	2011
Liu Feiming	44	Independent Director	2011

Li Wenxin joined our Company in November 2011 and is the Chairman of the Board of our Company. He is a postgraduate with a master degree, a senior engineer and an associate researcher. He has worked at the Science Research Institute of the Ministry of Railways, Guangzhou Railway Bureau, GRGC, Qingzang Railway Company, transportation command center of the MOR, and Transportation Bureau of the MOR before 2007. From January 2007 to August 2009, he served as secretary of party committee and deputy dean of Railway Science Research Institute. He served as chief of diversified operation development center of MOR from September 2009 to May 2011. From June 2011 to November 2011, he has served as deputy chairman of the board of directors, general manager and deputy secretary of party committee of GRGC. Since December 2011, he has served as chairman of the board, general manager and deputy secretary of party committee of GRGC. Currently, Mr. Li is also the chairman of the board of Guangmeishan Railway Co., Ltd., Guangdong Sanmao Railway Co., Ltd., Guanghai Railway Co., Ltd. and Shichang Railway Co., Ltd.

Shen Yi joined our Company in October 2008 and is an executive Director and general manager of our Company. Mr. Shen graduated from the Northern Jiaotong University (now, Beijing Jiaotong University) and holds a bachelor’s degree in railway transportation. Mr. Shen has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, Railway Sub-bureaus and Railway Bureaus. He was general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company of GRGC successively. Before joining our Company in October 2008, he was the general manager of Shichang Railway Company Limited.

Sun Jing joined our Company in May 2012 and is a non-executive Director of our Company. He is a graduate with a bachelor degree, an engineering master degree holder and also a senior engineer. Before June 2004, Mr. Sun has successively worked at the northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, locomotive department of Zhengzhou Railway Bureau and Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. From June 2004 to March 2007, he has served as division chief of locomotive department of Zhengzhou Railway Bureau. He was an assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of GRGC since May 2007. Mr. Sun is now a director of Guangzhou Electric Locomotive Co., Ltd.

Yu Zhiming joined our Company in June 2008 and is a non-executive Director of our Company. Mr. Yu is a graduate with a bachelor degree, obtained a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. Before April 2008, he has successively served as director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau, director of capital settlement center of Wuhan Railway Bureau, and the standing vice-director of capital settlement center of MOR. Since April 2008, he has been chief accountant of GRGC. Currently, Mr. Yu is also the chairman of the board of China Railway (HK) Holdings Ltd, chairman of the supervisory committee of Yuehai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., MaoZhan Railway Company Limited and Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd. Mr. Yu is the director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited, China Railway Container Transportation Limited, China Railway Special Goods Transportation Limited and Huaishaoheng Railway Co., Ltd. and a supervisor of Guangzhou–Zhuhai Railway Company Limited.

Li Liang joined our Company in June 2009 and is a non-executive Director of our Company. He is a graduate of university specialty education and is an engineer. Before December 2006, he has been section chief of Anyang engineering section and Xinxiang engineering section of Xinxiang Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Zhengzhou Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Bureau. He has been standing deputy general manager of GRGC from December 2006 to March 2012. Since April 2012, he has been standing deputy general manager of Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Luo Qing joined our Company in December 2008 and is an executive Director of our Company. Mr. Luo graduated from the Correspondence College of the Party School of CPC, majoring in economic management, master postgraduate and is a political engineer. Before April 2006, he had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau of Guangzhou Railway Bureau, labor union of YangCheng Railway Company of GRGC, Locomotive Sports Association of YangCheng Railway Company of GRGC and Locomotive Sports Association of GRGC. Between April 2006 and October 2008, he was the chief of the organization department of trade union of GRGC. From November 2008 to April 2010, he served as the chairman of the trade union of our Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of our Company and also the chairman of the trade union of our Company.

Lo Mun Lam joined our Company in June 2011 and is an independent non-executive Director of our Company. Mr. Lo graduated from University of Wisconsin-Madison and obtained a LL.M. degree from the University of Hong Kong and a J.D. degree from the University of California. Mr. Lo is a chartered accountant of U.K. and Canada and a member of the International Bar Association in the U.S. He is a licensed with the HKSFC as a responsible officer for Type 6 regulated activity (advising on corporate finance). Mr. Lo has served as a director and strategy consultant of multinational financial corporations and emerging international corporations and the chairman and independent non-executive director of Luk Fook Holdings (International) Limited, and is currently an executive director and co-managing partner of Asia Vest Partners Limited, and an independent non-executive director and chairman of audit committee of China Datang Corporation Renewable Power Co., Ltd. Currently, he is in charge of an investment and corporate financing consulting entity which has offices in London and Hong Kong. He concurrently serves as an independent non-executive director of Luk Fook Holdings (International) Limited, vice chairman and non-executive director of Asian Capital Resources (Holdings) Limited, and an independent non-executive director of Shanghai Zendai Property Limited (all these companies are listed in Hong Kong).

Liu Xueheng joined our Company in June 2011 and is an independent non-executive Director of our Company. Mr. Liu obtained an MBA degree from Cambridge University in the UK in 1999. Mr. Liu has served as a senior assistant manager of DBS Bank, Hong Kong since 2000, an executive director of Partners Capital International Limited since 2002, an executive director of Vision Finance Group Limited since June 2006 and an executive director of Beijing Properties (Holdings) Limited since January 2011 which is listed in Hong Kong.

Liu Feiming joined our Company in June 2011 and is an independent non-executive Director of our Company. Ms. Liu graduated from Hefei Industrial University in 1989, majoring in management engineering. Ms. Liu obtained a master’s degree in economics from Nankai University in July 1997 and a doctor’s degree in international economics from Nankai University in July 2007. From August 1989 to February 1994, she worked in the business administrative office of Anhui Huainan Chemistry Industrial Company. She served as finance manager of Hengxing Electronic Science (Shenzhen) Co., Ltd. since March 1994, finance manager of China Motion Telecom Group Limited since May 1996 and vice president of China Motion Telecom International Limited since October 2002. She has been a director and finance president of Shangkai Group (Shenzhen) Limited Company since April 2004.

Supervisors

The table below sets forth the information relating to our supervisors as of April 17, 2014.

Name	Age	Position	Date First Elected or Appointed
Xu Ling	58	Chairman of the supervisory committee	2010
Chen Shaohong	47	Supervisor	2008
Shen Jiancong	45	Supervisor	2011
Li Zhiming	52	Supervisor	2005
Xu Huiliang	50	Supervisor	2010
Chen Jianping	47	Supervisor	2011

Xu Ling joined our Company in June 2010 and is the Chairman of the Supervisory Committee of our Company. He graduated with a bachelor degree and is a senior political engineer. Mr. Xu Ling joined the railway industry in 1977 and has more than 30 years of experience in railway transportation management. He served as the vice-secretary of the Party Committee of Guangzhou Railway Bureau, general party branch secretary of Guangzhou Railway Material Factory of Guangzhou Railway Bureau, chairman of the Trade Union of departments directly under GRGC, vice secretary of the Disciplinary Committee and head of the Supervisory Department of GRGC. Mr. Xu served as the secretary of the party committee in the Huaihua Railway Company of GRGC and the director and secretary of the Party Work Committee in the Huaihua Railway Office of GRGC; director and secretary of the Party Work Committee in the Changsha Railway Office of GRGC. From March 2010 to September 2013, he has been serving as the vice-secretary of the Party Committee and the secretary of the disciplinary committee of GRGC, and as the secretary of the Party Work Committee and vice chairman of GRGC since October 2013. Currently, Mr. Xu also serves as the chairman of Guangdong Guangzhu Intercity Rail Transportation Company Limited, the chairman of supervisory committee of Guangmeishan Railway Company Limited and Guangdong Sanmao Railway Company Limited and also the supervisor of Guangzhou–Zhuhai Railway Company Limited.

Chen Shaohong joined our Company in June 2008 and is a Supervisor of our Company. Mr. Chen holds a bachelor degree and is an economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate management and legal affairs department of GRGC. Since June 2008, Mr. Chen has been vice-chief economist and director of corporate and legal affairs department of GRGC. Mr. Chen is also the chairman of supervisory committee of Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd. and Hainan Railway Economic and Technological Development Corporation Company; director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited, Xia Shen Railway (Guangdong) Company Limited, Jingyue Railway Company Limited and Guangdong Shenmao Railway Company Limited, and the supervisor of Guangdong Sanmao Railway Company Limited, Huaishaoheng Railway Co., Ltd., Hunan Inter-city Railway Company Limited, Guangzhou Electric Locomotive Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan Eastern Ring Railway Company Limited, Ganshao Railway Company Limited and China Railway Express Co., Ltd.

Shen Jiancong joined our Company in June 2011 and is a Supervisor of our Company. He is a graduate with a bachelor degree and an economist. Before March 2011, Mr. Shen has worked as secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, deputy director and director of division of personnel of GRGC, deputy director of Division of Human Resources of GRGC, concurrently as deputy director of organization department of Party Committee of GRGC, and secretary of CPC committee and vice stationmaster of Shenzhen station of our Company. He has been director of division of human resources and director of organization department of party committee of GRGC since March 2011.

Li Zhiming joined our Company in May 2005 and is a Supervisor of our Company. Mr. Li graduated from the Party School of CPC, is a bachelor majoring in economics and management and is an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was chief of Finance Sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of GRGC. Mr. Li is also the chairman of the supervisory committee of Guangdong Shenmao Railway Company Limited and Guangzhou Tiecheng Enterprise Company Limited, chairman of the supervisory committee of Xingguangji Trade Company Limited; director of Hong Kong Qiwen Limited and Hainan Railway Economic and Technological Development Corporation; supervisor of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd, Huaishaoheng Railway Co., Ltd., Xia Shen Railway (Guangdong) Company Limited, Ganshao Railway Company Limited, Guiyang-Guangzhou Railway Co., Ltd, Hunan-Guangzhou Railway Co., Ltd and Jingyue Railway Company Limited.

Chen Jianping joined our Company in 2007 and is a Supervisor of our Company. Mr. Chen worked with the First High School of Guangzhou Railway and Locomotive Sports Association of GRGC and is working with GRGC and our Company. Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistic department of our Company, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit of our Company, deputy office manager of our Company, chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, he has served as the section chief of Guangzhou Passenger Transportation Division, and from November 2012 to October 2013, he has been the general manager of diversified operation and development center, deputy secretary of the party committee and director of various operation and management offices of GRGC. Since November 2013, he has been the stationmaster of Shenzhen North station and deputy secretary of the Party Work Committee of our Company.

Xu Huiliang joined our Company in 1992 and is a Supervisor of our Company. Mr. Xu graduated from Southwest Jiaotong University, majoring in electronic computer technology, and is a graduate with a bachelor degree and holds a master degree in engineering and is a senior engineer. Mr. Xu has been engaged in the railway information technology industry and has developed various computer engineering projects. Mr. Xu was entitled to enjoy special subsidies awarded by the State Council in 2001. From March 2009 to October 2013, he served as the director of information technology department of our Company.

Senior Management

The table below sets forth information relating to our senior management as of April 17, 2014:

Name	Age	Position	Date First Elected or Appointed
Shen Yi	58	General Manager	2008
Mu Anyun	53	Deputy General Manager	2009
Guo Xiangdong	48	Deputy General Manager and Company Secretary	2004
Tang Xiangdong	45	Chief Accountant	2008

Shen Yi is our Director and General Manager.

Mu Anyun joined our Company in February 2009 and is a deputy general manager of our Company. Mr. Mu holds a bachelor degree, an MBA degree of Macau University of Science and technology and is an economist. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Bureau and GRGC. From May 2000 to January 2009, he was director and deputy general manager of Guangmeishan Railway Company Limited. Since February 2009, he has been deputy general manager of our Company. Currently, Mr. Mu is also a director of Guangzhou Tiecheng Enterprise Company Limited and Shenzhen Guangshen Railway Civil Engineering Company.

Guo Xiangdong joined our Company in 1991 and is the Deputy General Manager and secretary of the Board. Mr. Guo graduated from Central China Normal University and is a graduate with a bachelor degree and holds an MBA degree, and is an economist. Before January 2004, he has been deputy section chief, deputy head and head of secretariat of the Board. From January 2004 to November 2010, he has been appointed as the secretary of the Board and since December 2010, Mr. Guo has been appointed as the deputy general manager and secretary of the Board.

Tang Xiangdong joined our Company in June 1990 and is Chief Accountant of our Company. Mr. Tang graduated from Jinan University majoring in business administration and is a graduate with a bachelor degree and holds an MBA degree, and is a senior accountant. Before March 2006, he has served in various professional management positions in the Labor and Capital Department, Diversified Business Department and Revenue Settlement Center of our Company. From March 2006 to November 2008, he was director of Finance Department of our Company. Since December 2008, Mr. Tang has been the chief accountant of our Company. Mr. Tang is also a director of Guangzhou Tiecheng Enterprise Company Limited and Shenzhen Guangshen Railway Civil Engineering Company.

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
MaoZhan Railway Company Limited Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.
Director of:
Guangmeishan Railway Company Limited
Guangdong Sanmao Railway Co., Ltd.
Shichang Railway Company Limited
Hukun Passenger Railway Line (Hunan) Co., Ltd.
Hainan Eastern Ring Railway Company Limited
Ganshao Railway Company Limited
China Railway Container Transportation Company Limited
China Railway Special Goods Transportation Company Limited
Huaishaoheng Railway Company Limited

Name	Position
Supervisor of:
Guangzhou–Zhuhai Railway Company Limited
Chief Accountant of:
GRGC

Li Liang	Standing Deputy General Manager of:
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Lo Mun Lam	Independent Non-executive Director of:
Shanghai Zendai Property Limited
Non-executive Director and Vice Chairman of:
Asian Capital Resources (Holdings) Limited
Independent Non-executive Director and Chairman of Audit Committee of:
China Datang Group New Energy Co,. Ltd.

Liu Xueheng	Executive Director of:
Vision Finance Group Limited
Beijing Properties (Holdings) Limited

Liu Feiming	Director and Finance President of:
Shangkai Group (Shenzhen) Limited Company

Xu Ling	Secretary of the Party Committee of:
GRGC
Chairman of the Board of Directors of:
Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd.
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
Hainan Railway Economic and Technological Development Corporation Company
Director of
Guangmeishan Railway Company Limited
Guangdong Sanmao Railway Enterprise Development Company
Yuehai Railway Company Limited
Xiamen-Shenzhen Railway (Guangdong) Company Limited
Jingyue Railway Company Limited
Guangdong Shenmao Railway Company Limited
Supervisor of:
Guangdong Sanmao Railway Co., Ltd.
Huaishaoheng Railway Company Limited
Hunan Inter-city Railway Company Limited
Guangzhou Electric Locomotive Co., Ltd.
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.
Hainan Eastern Ring Railway Company Limited
Ganshao Railway Company Limited
China Railway Express Co., Ltd.

Name	Position
Shen Jiancong	Director of Division of Human Resources and Director of Organization Department of party committee of:
GRGC

Li Zhiming	Chief of the Audit Department of:
GRGC
Chairman of the Supervisory Committee of:
Guangzhou Tiecheng Enterprise Company Limited
Xingguangji Trade Company Limited
Guangdong Shenmao Railway Company Limited
Director of:
Hong Kong Qiwen Company Limited
Hainan Railway Economic Technological Development Corporation
Supervisor of:
Guangmeishan Railway Company Limited
Guangdong Sanmao Railway Co., Ltd.
Guangdong Sanmao Railway Enterprise Development Company Limited
Yuehai Railway Company Limited
Shichang Railway Company Limited
Hukun Passenger Railway Line (Hunan) Co., Ltd.
Huaishaoheng Railway Company Limted
Xiamen-Shenzhen Railway (Guangdong) Company Limited
Ganshao Railway Company Limited
Guiyang-Guangzhou Railway Co., Ltd.
Nanning-Guangzhou Railway Co., Ltd.
Jingyue Railway Company Limited

Mu Anyun	Director of:
Guangzhou Tiecheng Enterprise Company Limited
Shenzhen Guangshen Railway Civil Engineering Company

Tang Xiangdong	Director of:
Guangzhou Tiecheng Enterprise Company Limited
Shenzhen Guangshen Railway Civil Engineering Company

Note:	Shanghai Zendai Property Limited, Asian Capital Resources (Holdings) Limited and Beijing Properties (Holdings) Limited are listed companies of Hong Kong. Vision Finance Group Limited is an investment bank of Hong Kong. Shangkai Group (Shenzhen) Limited Company is a sino foreign joint venture of Shenzhen. China Railway Container Transportation Company Limited, China Railway Special Goods Transportation Company Limited and China Railway Express Co., Ltd. are subsidiaries of China Railway Corporation. Guangzhou Tiecheng Industrial Company and Shenzhen Guangshen Railway Civil Engineering Company are our joint venture partners. Guangzhou Electric Locomotive Co., Ltd., Guangzhou Zhuhai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Guangdong Shenmao Railway Company Limited and Jingyue Railway Company Limited are joint venture partners of GRGC. The remaining companies in the table above are subsidiaries of GRGC.

B.	Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2013 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees.

The aggregate amount of cash remuneration paid by our Company in 2013 to all individuals who are our directors, supervisors and senior management members was approximately RMB2.11 million, of which approximately RMB0.863 million was paid to our non-independent directors and supervisors and approximately RMB0.38 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2013 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB0.272 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2013, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2013 or as of December 31, 2013 to which we or any of our subsidiaries was a party.

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

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Xu Ling, Chen Shaohong, Li Zhiming, Shen Jiancong, Xu Huiliang and Chen Jianping. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 2, 2011. Mr. Xu Huiliang and Mr. Chen Jianping were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2010 and 2011, respectively. The term of these supervisors is 3 years. Our supervisory committee held four meetings during the year ended December 31, 2013, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2013. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

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

Audit Committee

We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are: Mr. Lo Mun Lam (Chairman), Mr. Liu Xueheng and Ms. Liu Feiming. Mr. Lu, Mr. Liu and Ms. Liu are “independent directors” of our Company as defined in Section 303A.02 of the NYSE Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. The duties of the audit committee include:

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

As of December 31, 2011, 2012 and 2013, we had approximately 33,379, 34,573 and 36,886 employees, respectively. The increase in the number of our employees in 2013 was due to an increase in passenger transportation personnel. The following chart sets forth the number of our employees by function as of December 31, 2013:

Function	Employees
Transportation personnel (1)	15,583
Mechanical personnel (2)	4,602
Power and water supply personnel (3)	1,962
Vehicle personnel (4)	2,950
Maintenance personnel (5)	3,911
Signal service personnel (6)	1,473
Construction and apartment personnel (7)	1,037
Diversified businesses and other supporting personnel (8)	222
Technical and administrative personnel (9)	4,349
Other personnel (10)	797
Total	36,886

(1)	Transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Mechanical personnel mean those people responsible for locomotive operation and overhaul.
(3)	Power and water supply personnel mean those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.
(4)	Vehicle personnel mean those people responsible for vehicle operation and overhaul.
(5)	Maintenance personnel mean those people responsible for station track and railroad switch maintenance.
(6)	Signal service personnel mean those people responsible for signal equipment maintenance.
(7)	Construction and apartment personnel mean those people responsible for construction, apartments and dining halls.
(8)	Diversified businesses and other supporting personnel mean all personnel involved in diversified businesses.
(9)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.
(10)	Other personnel include all personnel who have been sick, studying or early-retired.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2013, we paid approximately RMB4,425 million in aggregate salaries and benefits to our employees.

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

As of April 17, 2014, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

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

On March 14, 2013, the de facto controller of GRGC, namely MOR, was dissolved. The MOR’s administrative functions were transferred to the MOT and its subordinate body, the newly established State Railway Administration, whereas its commercial functions were transferred to the newly incorporated CRC, and its underlying assets, liabilities and staff were all transferred to CRC. GRGC was a railway corporation directly under the former MOR, and its interests would be transferred to the CRC (the “Transfer”). Upon completion of the Transfer, the de facto controller of the largest shareholder of the Company would be changed to CRC. Currently, our Company is in the course of ascertaining the progress of the Transfer and will make further disclosure concerning the progress in the due course.

Shareholding Structure of our Company

Set out below is the current shareholding structure of our Company as of April 17, 2014:

Name of Shareholders	Type of Shares	Number of Shares Held	Shareholding Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.0
Guangzhou Railway (Group) Company	A shares	2,629,451,300	37.1
National Social Security Fund Council(1)	A shares	274,798,700	3.9
Other Public Shareholders of A shares	A shares	2,747,987,000	38.8
Total		7,083,537,000	100.0

(1)	On September 22, 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (the “NCSSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, the NCSSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. The transfer restriction of these 274,798,700 shares was expired on December 21, 2012. No shares were subject to sale restriction and all the shares achieved full circulation on December 24, 2012.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of April 17, 2014, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital
Ordinary Shares (A shares) (1)	GRGC	2,629,451,300	46.5	37.1

(1)	A shares held by GRGC are no longer restricted from sales and redemption starting from December 22, 2009.

The following table sets forth all persons who were known by us to beneficially own 5% or more of our issued and outstanding H shares as of April 17, 2014.

Identity of Person or Group	Shares Owned	Percentage of H Shares	Percentage of Total Capital
FIL Limited	206,908,000	14.46	2.92

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

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2013. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure”.

Name of related parties	Relationship with Us
Single largest shareholder and its subsidiaries
GRGC	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangmeishan Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Railway Material Supply Company	Subsidiary of GRGC
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of GRGC
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Railway Real Estate Construction Company	Subsidiary of GRGC
Yuehai Railway Company Limited	Subsidiary of GRGC
Shichang Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway Station Service Centre	Subsidiary of GRGC
Changsha Railway Construction Company Limited	Subsidiary of GRGC
Guangdong Sanmao Railway Company Limited	Subsidiary of GRGC
Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC
Guangzhou Yuetie Operational Development Company	Subsidiary of GRGC
Guangzhou Railway Rolling Stock Works	Subsidiary of GRGC
Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of GRGC
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of GRGC
Guangzhou Yangcheng Living Service Centre	Subsidiary of GRGC
Pajiangkou Stone Pit	Subsidiary of GRGC
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of GRGC
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC
Guangshengang Passenger Special Line Company Limited(i)	Subsidiary of GRGC
Guangdong Guangzhu Intercity Rail Transportation Company Limited(ii)	Subsidiary of GRGC
Huaihua Railway Engineer Construction Company	Subsidiary of GRGC
Lechang Anjie Railway Sleeper Company Limited	Subsidiary of GRGC
Xiashen Railway Guangdong Company Limited	Subsidiary of GRGC
Associates of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

(i)	In March 2012, the Guangzhou Railway Group disposed of its investment in Guangshengang Passenger Special Line Company Limited. As a result, Guangshengang Passenger Special Line Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangshengang Passenger Special Line Company Limited. However, the transactions with Guangshengang Passenger Special Line Company Limited during the period from 1 January 2012 to the date loss of control were still disclosed as related party transactions.

(ii)	In November 2012, the Guangzhou Railway Group disposed of its investment in Guangdong Guangzhu Intercity Rail Transportation Company Limited. As a result, Guangdong Guangzhu Intercity Rail Transportation Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangdong Guangzhu Intercity Rail Transportation Company Limited. However, the transactions with Guangdong Guangzhu Intercity Rail Transportation Company Limited during the period from 1 January 2012 to the date loss of control were still disclosed as related party transactions.

Since the Restructuring carried out in 1996 in preparation for our initial public offering, certain transactions between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company , continued in the form of cross-provision of goods and services.

We entered into the Framework Comprehensive Services Agreement with GRGC on October 27, 2010, or the Framework Agreement, which governs the mutual provision of services between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. The Framework Agreement has a term of three years beginning from January 1, 2011 and was approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 21, 2010. Upon its expiration, we entered into a second Framework Comprehensive Services Agreement with GRGC on October 18, 2013. The continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending 31 December 2016 were approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 19, 2013.

According to the Framework Agreement, the principal goods and services provided by GRGC and some of its subsidiaries to us include the following:

(a)	transportation services, which comprise:

(i)	production co-ordination and safety management;

(ii)	leasing of railway infrastructures and transportation equipment;

(iii)	railway network services (including but not limited to passenger related services, provision of water to trains, railway track usage, locomotive traction and electricity provision and ticket sale services);

(iv)	passenger services; and

(v)	cleaning services of locomotives and railway stations.

(b)	railway related services, which comprise:

(i)	repair services of railway infrastructures and transportation equipment;

(ii)	locomotive and train repair services;

(iii)	purchase and sale services of railway related materials;

(iv)	security services;

(v)	property management and building maintenance services; and

(vi)	project construction, management and supervision services.

In addition to the above, GRGC and its subsidiaries also provide scheduling, railway communication and hygiene and epidemic prevention services to the Group Companies.

The prices at which these goods and services are provided to us by GRGC and its subsidiaries are determined according to the following principles:

(a)	For transportation services:

(i)	the prices will be determined in accordance with the applicable industry settlement rules; if, unavailable, the prices will be determined in accordance with the guidance prices set by the government.

(ii)	if neither the applicable industry settlement rules nor the government guidance prices is available, the prices will be determined based on the market prices after negotiation between the parties, provided that the prices will be fixed on normal commercials terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

(b)	For railway related services:

(i)	the prices will be determined in accordance with applicable industry standard fees and agreed between the parties subject to actual situation.

(ii)	if the applicable industry standard fees are not available, the prices will be determined based on the cost incurred in providing the services plus reasonable profits after negotiation between the parties, provided that the prices will be fixed on normal commercials terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(RMB thousands)
Provide services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	407,220	352,973	367,745
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,155,391	1,238,431	1,255,572
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	273,460	278,669	76,480

	1,836,071	1,870,073	1,699,797

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	23,696	11,218	24,174

Receive services and purchase
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	637,099	653,787	665,189
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,488,224	1,578,108	1,564,499
Operating lease rental paid to GRGC for the leasing of land use rights	53,600	54,800	56,000

	2,178,923	2,286,695	2,285,688

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	115,190	93,090	67,990
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	260,118	240,761	346,831
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	709,014	766,309	666,771
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vii)	224,892	287,903	229,999
Others	—	—	12,889

	1,309,214	1,388,063	1,324,480

Others
Compensation of loss on construction-in-progress from Guangzhu Railway Company Limited	17,039	—	—

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(iv)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(vii)	Determined by the budget under the national railway engineering quota.

We had the following material balances with our related parties as of the dates indicated:

	As of December 31
	2012	2013
Due from GRGC	194,679	236,609

- Trade receivables(1)	189,307	196,439
- Prepayment and other receivables	5,372	40,170

Due to GRGC	22,914	35,316

- Trade payables(1)	21,679	34,137
- Prepayment and other payables(3)	1,235	1,179

Due from subsidiaries of GRGC	67,321	174,553

- Trade receivables	37,631	130,387
Less: impairment provision	(19)	—
- Prepayment and other receivables	29,709	44,166

Due to subsidiaries of GRGC	314,856	281,810

- Trade payables(2)	282,266	237,847
- Other payables(3)	32,590	43,963

Due from an associate	1,784	4,399

- Trade receivables	—	—
- Other receivables	14,096	16,711
Less: impairment provision(5)	(12,312)	(12,312)

Due to an associate	5,376	6,318

- Trade payables	2,152	1,162
- Other payables(4)	3,224	5,156

Due from Guangzhu Railway Company Limited	—	—

- Prepayment and other receivables	—	—

Prepayment for fixed assets and construction-in-progress	32,417	1,092

- GRGC and its subsidiaries	1,092	1,092
- Associates	31,325	—

Payables for fixed assets and construction-in-progress	224,968	174,522

- GRGC and its subsidiaries	45,883	135,029
- Associates	179,085	39,493

(1)	The trade balances due from/to GRGC and subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(2)	The trade balances due to subsidiaries of GRGC mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between us and the related parties.
(3)	The non-trade balances due to subsidiaries of GRGC mainly represent the deposits of related parties maintained in the deposit-taking center of our Company.
(4)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.
(5)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As of December 31, 2013, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2013. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2013 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

Transaction with CRC and other railway companies

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

The MOR was dissolved in March 2013 during the First Session of the 12th National People’s Congress of the PRC. The China Railway Corporation will perform the commercial functions previously performed by the MOR. Accordingly, the equity interests of GRGC which was wholly owned by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of our Company’s largest shareholder will become CRC. Since March 2013, the collecting, processing and distribution function of revenues which executed by MOR previously had been transferred to CRC. The revenues generated from the long-distance passenger train transportation and freight transportation businesses are collected and settled by the CRC Group on behalf of our Company through the CRC’s settlement systems. As of December 31, 2013, the cooperation mode and pricing model did not change.

The chart below sets forth the material transactions our Company undertook with the MOR for the periods indicated prior to March 2013 and with the CRC together with the subsidiaries which were wholly owned by MOR previously (the “CRC Group”) after March 2013. Unless otherwise specified, the transactions disclosed below have excluded the transactions with GRGC and its subsidiaries:

	Year ended December 31,
	2011	2012	2013
	(RMB thousands)
Provide services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)	119,350	141,664	30,450
Revenue collected by CRC for services provided to CRC Group (ii)	2,099,121	2,235,810	2,070,966
Revenue from railway operation service provided to CRC Group (vi)	443,820	824,126	968,477

	2,662,291	3,201,600	3,069,893

Other services
Provision of repairing services for cargo trucks to CRC Group (ii)	221,386	247,335	286,265
Sales of materials and supplies to CRC Group (vii)	120,715	107,759	65,897
Provision of apartment leasing services to CRC Group (iii)	—	—	780

	342,101	355,094	352,942

Receive services and purchase of goods
Transportation related services
Provision of train transportation services by CRC Group (i)	206,124	213,755	264,372
Cost settled by CRC for services provided by CRC Group (ii)	1,232,819	1,425,412	1,457,451

	1,438,943	1,639,167	1,721,823

Other services
Provision of repair and maintenance services by CRC Group (iii)	71,777	51,810	68,963
Purchase of materials and supplies from CRC Group (iv)	92,093	390,314	131,061

	163,870	442,124	200,024

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(v)	Determined by the budget under the national railway engineering quota.
(vi)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(vii)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

The chart below sets forth the revenue collected and settled through the MOR/CRC for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(RMB thousands)
Passenger transportation	7,769,115	7,522,886	7,740,887
Freight transportation	831,860	764,359	871,173
Luggage and parcel	—	—	100,884

	8,600,975	8,287,245	8,712,944

We had the following material balances maintained with CRC Group as of December 31, 2012 and December 31, 2013:

	As of December 31,
	2012	2013
	(RMB thousands)
Due from the CRC Group
Trade receivables	522,739	667,800
Other receivables	341	1,452
Due to the CRC Group)
Trade payables	49,381	150,292
Other payables	125	321

C.	Interests of Experts and Counsel Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-79 following ITEM 19.

A.7	Legal Proceedings

We have been unable to recover the deposit from Li Cheng Credit Cooperative (“Li Cheng”) upon maturity. We have initiated several legal proceedings against Li Cheng in order to enforce recovery but so far have not succeeded. As a result, for the year ended December 31, 2011, 2012 and 2013, we had a provision for impairment loss of RMB24.97 million against the principal balance of a deposit placed with Li Cheng.

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

On March 27, 2014, our Board of Directors proposed a final dividend distribution of RMB0.08 per share to our shareholders for the year ended December 31, 2013. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders to be held on May 29, 2014.

B.	Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Price Range of our H shares and ADSs

As of December 31, 2013 and April 17, 2014, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2013 and April 17, 2014, there were 3,912,359 ADSs and 3,417,964 ADSs outstanding held by 164 and 158 registered holders, respectively.

The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
Annual highs and lows
2009	25.52	13.83	3.93	2.23
2010	22.26	16.03	3.48	2.56
2011	21.67	13.82	3.40	2.22
2012	21.38	13.97	3.37	2.19
2013	28.17	18.73	4.48	2.81

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
Quarterly highs and lows
First Quarter 2012	19.76	17.43	3.08	2.73
Second Quarter 2012	20.12	14.72	3.02	2.29
Third Quarter 2012	15.90	13.97	2.51	2.19
Fourth Quarter 2012	19.74	15.79	3.08	2.50
First Quarter 2013	26.75	19.34	4.23	3.01
Second Quarter 2013	25.22	18.73	4.00	2.81
Third Quarter 2013	27.40	19.49	4.48	3.00
Fourth Quarter 2013	28.17	21.03	4.37	3.28
Monthly highs and lows
October 2013	28.17	25.22	4.37	3.87
November 2013	26.84	24.48	4.17	3.80
December 2013	25.09	21.03	3.92	3.28
January 2014	23.68	19.90	3.81	3.06
February 2014	23.83	20.62	3.76	3.17
March 2014	22.95	20.42	3.57	3.13
April (through April 17, 2014)	22.14	21.30	3.48	3.25

During the year ended December 31, 2013, we did not purchase, sell or redeem any of our H shares.

In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our H shares are listed on the HKSE under the stock code “00525” and American Depositary Shares representing our H shares are listed on the NYSE under the stock code “GSH”. Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code “601333.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is , and its English translation is Guangshen Railway Company Limited.

A.	Share Capital

We issued a total of 2,747,987,000 A shares in our initial public offering of A shares on the PRC domestic market in December 2006, and raised proceeds of approximately RMB10.0 billion. Each A share has a par value of RMB1.00 and has been listed for trading on the Shanghai Stock Exchange.

The total number of shares of our Company after the A Share Offering is 7,083,537,000. As of December 31, 2013, our issued share capital consisted of:

	Number of shares	Percentage of shares (%)
Type of share capital
Domestic tradable shares without restriction on sales (A shares)	5,652,237,000	79.8
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.0

Public Float

As of April 17, 2014, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

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

All material contracts we entered into during the fiscal years of 2012 and 2013 were made in the ordinary course of business.

D.	Exchange Controls

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the People’s Bank of China concerning future reform of the foreign currency control system issued December 1993. The conversion of RMB into U.S. dollars in China currently must be based on the People’s Bank of China rate. The People’s Bank of China rate is set based on the previous day’s Chinese interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 2012, and further widened such floating band to 2% in March 2014.

Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2013, we incurred a foreign exchange loss of approximately RMB2.1 million due to the appreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB0.924 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2013, we maintained the equivalent of approximately RMB18.67 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

E.	Taxation

PRC Taxation

Tax Basis of Assets

As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.

Income Tax

In accordance with the Enterprise Income Tax Law of the PRC (hereinafter referred to as the “EIT Law”), which was adopted at the 5th Session of the 10th National People’s Congress of the PRC on March 16, 2007, enterprises and other organizations that earn income within the territory of the PRC are payers of enterprise income tax, which shall be paid in accordance with the provisions of EIT Law. The Enterprise Income Tax Law of the PRC and the Implementation Regulations for the Enterprise Income Tax Law of the PRC both came into effect on January 1, 2008, meanwhile the Income Tax Law of the PRC for Foreign-invested Enterprises and Foreign Enterprises and the Interim Regulations of the PRC on Enterprise Income Tax have been simultaneously repealed.

Pursuant to the EIT law, the income tax rate for PRC enterprises is reduced from the original 33% to 25%, same as the rate applied to foreign investment enterprises and foreign enterprises.

According to the EIT Law and the Notice Regarding Implementation of the Preferential Enterprise Income Tax in the Transition Period issued by the State Council, an enterprise established with approval prior to the promulgation of the EIT Law that enjoyed a preferential tax rate according to the provisions of tax laws and administrative regulations then in force may gradually transit to the tax rate provided for herein within five years after the implementation of the EIT Law. The preferential income tax rate of 15% that was applicable to companies incorporated in Shenzhen and other special economic zones was phased out over five years beginning on January 1, 2008. After such five-year period and since January 1, 2012, the tax rate applicable to us has been fixed at 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC (with limited exceptions). An enterprise enjoying regular tax reduction or exemption may continue to enjoy such tax reduction or exemption until the expiration of the term thereof pursuant to the provisions of the State Council; if it has not yet enjoyed such tax reduction or exemption because it fails to make a profit, the term of such tax reduction or exemption shall be calculated from the effective date of the EIT Law (that is January 1,2008).

Value Added Tax

Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994, which was amended by the State Council on November 10, 2008 and the Detailed Rules for the Implementation of the Interim Regulations of the PRC on Value-Added Tax ,which was promulgated on December 18, 2008, and revised on October 28, 2011, our passenger and freight transportation businesses are not subject to value added tax, while our other businesses are subject to value added tax at the rate ranging from 3% to 17%, depending on the scale and nature of the businesses.

Pursuant to the Notice of the Ministry of Finance and the State Administration of Taxation on Including Railway Transport and Postal Services under the Pilot Program of Replacing Business Tax with Value-Added Tax, which was promulgated on December 12, 2013, and came into effect on January 1, 2014, the value-added tax rate of 11% shall be levied on enterprises providing transport and postal services.

Tax on Dividends

For an Individual Investor. According to the Individual Income Tax Law of the PRC, an income tax of 20% shall be withheld on dividend payments from PRC enterprises to residents of the PRC. For a foreign individual who is not a resident of the PRC, the receipt of dividends from a company in the PRC is normally subject to a withholding tax of 20% unless specifically exempted by the tax authority of the State Council or reduced by an applicable tax treaty. According to the Notice on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 issued by the PRC State Tax Bureau, foreign resident individual shareholders receiving dividends from shares in a domestic non-foreign-invested enterprise may withhold individual income tax at the rate of 10%; the receipt of dividends from a company in the PRC by foreign individuals of countries which have entered into a double taxation agreement with the PRC is subject to the treaty rate in the relevant tax treaty. A foreign individual of countries which have not entered into any double taxation agreement with the PRC or in any other case will be subject to 20% PRC withholding tax.

According to the Notice on the Issues concerning the Implementation of Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies promulgated on December 28, 2012, individual PRC resident holders of A Shares who have held shares for one month or less shall include all cash and share distributions in their taxable income; individual PRC resident holders of A Shares who have held shares for more than one month and not more than one year shall temporarily include 50% of all cash and share distributions in their taxable income; and individual PRC resident holders of A Shares who have held shares for more than one month and not more than one year shall temporarily include 25% of all cash and share distributions in their taxable income.

For An Enterprise. According to the EIT Law and its implementing rules, and pursuant to the Notice on the Issues Regarding Withholding of the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H share Holders Which Are Overseas Non-resident Enterprises issued by State Administration of Taxation on November 6, 2008, when a non PRC resident enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, or a non PRC resident enterprise with establishment or office in the PRC receives dividends from a company in the PRC, which dividends so received are not effectively connected with such establishment or office, the non PRC resident enterprise is normally subject to a PRC withholding tax of 10% under the EIT Law.

The Response to Questions on Levying Enterprise Income Tax on Dividends Derived by Non-resident Enterprise from Holding B-shares issued by the SAT on 24 July 2009 further provides that any PRC-resident Enterprise that is listed on overseas stock exchanges must withhold enterprise income tax at a rate of 10% on dividends that it distributes to non-resident enterprises. Such tax rate may be reduced pursuant to the tax treaty or agreement that the PRC has concluded with a relevant jurisdiction, where applicable.

Capital Gains Tax

For An Individual Investor. According to the Notice Concerning the Continuation of Exemption from Individual Income Tax on the Income from Stocks Transfer issued by the PRC Ministry of Finance and the PRC State Tax Bureau on March 30, 1998, effective from January 1, 1997, gains realized by individuals from transferring stocks of listed companies are still not subject to individual income tax.

After the latest amendment to the Individual Income Tax Law on June 30, 2011 and its Implementation Rules on February 18, 2008, the State Administration of Taxation has not stated whether it will continue to exempt from individual income tax income derived by individuals from the transfer of listed shares. However, on December 31, 2009, Ministry of Finance, State Administration of Taxation and CSRC jointly issued the Circular on Related Issues on Collection of Individual Income Tax over the Income Received by Individuals from Transfer of Listed Shares Subject to Sales Limitation (Cai Shui [2009] No. 167), which states that individuals’ income from transferring listed shares on certain domestic exchanges shall continue to be exempted from the individual income tax, except for the shares of certain specified companies under certain situations which are subject to sales limitations (as defined in such Circular and its supplementary notice issued on November 10, 2010). As of April 17, 2014, no legislation has expressly provided individual income tax shall be collected from non-Chinese resident individuals on the sale of shares in PRC resident enterprises listed on overseas stock exchanges.

For An Enterprise. In accordance with the EIT Law and its implementation regulations, a non-resident enterprise is generally subject to enterprise income tax at a rate of 10% with respect to PRC-sourced income, including gains derived from the disposal of equity interests in a PRC resident enterprise, if it does not have an establishment or place in the PRC or has an establishment or premises in the PRC but the PRC-sourced income is not connected with such establishment or premise in the PRC. As of the April 17, 2014, no legislation has expressly provided that enterprise income tax shall be collected from non-Chinese resident enterprises on their income derived by them from sale of the shares in PRC companies listed on overseas stock exchanges. In addition, such tax may be exempted in the PRC if the tax treaty or agreement that the PRC concluded with the relevant jurisdictions, where applicable, states that the PRC may not tax capital gains.

Tax Treaties

For non PRC resident enterprises with no establishment in the PRC and individuals not resident in the PRC, if their home countries or jurisdictions have entered into double taxation treaties with the PRC, such enterprises and individuals may be entitled to a reduction of any withholding tax imposed on the payment of dividends from a PRC company. The PRC currently has double taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

The Agreement Between the Government of the United States of America and the PRC Government for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, together with related protocols, referred to herein as the US PRC tax treaty, currently limit the rate of PRC withholding tax upon dividends paid by our Company to a U.S. holder who is a United States resident for purposes of the US PRC tax treaty to 10%. It is uncertain if the US PRC tax treaty exempts from PRC tax the capital gains of a U.S. holder arising from the sale or disposition of H shares or ADSs. U.S. holders are advised to consult their tax advisors with respect to these matters.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2013 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the market-to-market election. Your basis in the H shares or ADSs will be adjusted to reflect any such gain or loss. The NYSE on which the ADSs are traded is a qualified exchange for United States federal income tax purposes.

Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H shares or ADSs during any year that we are a PFIC, you generally will be required to file Internal Revenue Service, or IRS, Form 8621, as described in the instructions to Form 8621, subject to certain exceptions based on the value of PFIC stock held. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

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

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs (i.e., the profits derived abroad), where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the NYSE.

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

Hong Kong Estate Duty

Prior to February 11, 2006, estate duty was levied on the value of property situated in Hong Kong passing or deemed passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. HK estate duty is not applicable with respect to estates of persons who passed away on or after Feb. 11, 2006.

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

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2012 and 2013.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2012 and 2013 are set forth below.

	As of December 31,
Monetary assets and liabilities	Currency Denomination	2012	2013
	(RMB thousands)
Current assets
Cash and cash equivalents	USD	39	69
Cash and cash equivalents	HKD	60,910	18,561
Other receivables	HKD	234	35
Other payables	HKD	—	(109)

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We incurred a foreign exchange loss of RMB2.1 million for the year ended December 31, 2013. As of December 31, 2013, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB18.67 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB0.924 million in these balances.

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

Interest Rate Risks

As of December 31, 2013, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Our interest rate risk arises mainly from the bonds payable in connection with our issuance in December 2009 of RMB3.5 billion 4.79% fixed rate notes due 2014, which were issued at a fixed interest rate and exposed us to fair value interest rate risk.

Credit Risks

The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposits, and long-term receivables represent our maximum exposure to credit risk in relation to financial assets.

Cash and short-term liquid investments are placed with reputable banks. No significant credit risk is expected.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2013, at present and in our normal course of business, we are not subject to any other material market-related risks.

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

The following additional charges may be incurred by holders of our ADSs:

•	a fee of US$1.50 per ADR for transfers of ADRs;

•	a fee of US$0.02 or less per ADS for any cash distribution made, or the cash distribution fee;

•	a fee of US$5.00 for each 100 ADSs (or portion thereof) for any security distribution;

•	an administration fee of US$0.02 per ADS per calendar year (or portion thereof), provided, however, that the aggregate amount of such administration fee and the cash distribution fee shall not exceed US$0.02 per ADS in any calendar year;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of the ADS holders;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currencies into U.S. dollars.

We will pay all other charges and expenses of the depositary and its agents (except the custodian) pursuant to the agreements between us and the depositary. The fees described above may be amended from time to time.

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse and waive certain fees and expenses incurred by us in connection with our ADR program.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2013:

Category of Expenses	Amount (US$)
Investor relations	7,423
Broker reimbursements	56,885
Total	64,308

Indirect Payments

The depositary has also agreed to waive certain fees for standard costs associated with the administration of our ADS program. The table below sets forth those fees that the depositary waived in the year ended December 31, 2013:

Category of Expenses	Amount (US$)
Fees waived	300,000

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2013. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2013, under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (1992). Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our auditor for 2013 have been approved at the annual general meeting of our shareholders held on May 23, 2013.

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2012 and 2013.

	2012	2013
	(RMB millions)
Audit Fees	7.70	8.08
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.25	0.43

Total	7.95	8.51

Notes:

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2013, there did not exist any amount that became payable but remained outstanding.

All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2013, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under the NYSE’s corporate governance listing standards, we are required to disclose any significant ways in which our governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. There are no significant differences in our corporate governance practices compared to those followed by a U.S. domestic company under the NYSE listing standards, except for the following:

•	we do not have the majority of our board of directors comprised of independent directors as defined under Section 303A.02 of the NYSE Manual;

•	we do not have a nominating committee or a corporate governance committee similar to that required for U.S. domestic companies;

•	we do not have a compensation committee wholly made up of independent directors. Our remuneration committee currently consists both executive directors and independent non-executive directors with the independent non-executive directors making up the majority of such committee;

•	instead of having formal corporate governance guidelines similar to those required for U.S. domestic companies, we have, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Working Ordinance for the supervisory committee, the Working Ordinance for the General Manager, the Capital Management Measures, the Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (i) director qualification standards and responsibilities; (ii) key board committee responsibilities; (iii) director access to management and, as necessary and appropriate, independent advisors; (iv) director compensation; (v) management succession and (vi) director orientation and continuing education;

•	as a company listed on the HKSE, we are required to comply with applicable corporate governance and other related requirements of the HKSE Listing Rules, including the Corporate Governance Code, unless an exemption is available; and

•	we have not adopted a set of formal code of business conduct and ethics for our directors, officers and employees similar to that required for U.S. domestic companies. We have implemented code of business conduct and ethics for senior management, including our General Manager, Deputy General Manager, Chief Accountant and Company Secretary. In addition, our directors are required to comply with the Model Code for Securities Transactions by Directors of Listed Companies set out in the HKSE Listing Rules, which sets out standards with which directors are required to comply with respect to transactions involving our securities.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-79 following ITEM 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-79 following this item.

(b)	Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number	Description
1.1[a]	Amended and Restated Articles of Association
2.1*	Form of Amendment No. 1 to Deposit Agreement
2.2*	Form of American Depositary Receipt
4.1**	Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company
4.2	Master comprehensive services agreements dated October 18, 2013 between Guangshen Railway Company Limited and each of GRGC, Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company and Yangcheng Railway Company
4.3[a]	English summary of certain material terms of the RMB3.5 billion of 4.79% fixed rate notes due 2014
7.1	Statements explaining how certain ratios are calculated in this annual report
8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2013
11.1¥	Code of Ethics for the Senior Management as amended on April 29, 2009
12.1	Section 302 principal executive officers’ and principal financial officer’s certifications
13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Registrant’s Form F-6EF filed with the SEC on April 24, 2009.
**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
¥	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.
a	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 22, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 24, 2014	By:	/s/ Li Wenxin
Li Wenxin
Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2 – 3

Consolidated Balance Sheets as at December 31, 2012 and 2013	F-4

Consolidated Comprehensive Income Statements for the years ended December 31, 2011, 2012 and 2013	F-5 – 6

Consolidated Cash Flow Statements for the years ended December 31, 2011, 2012 and 2013	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013	F-8 – 9

Notes to the Consolidated Financial Statements	F-10 – 79

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of cashflows, and of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited and its subsidiaries (the “Group”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report On Internal Control over Financial Reporting in [Item 15 appearing on pages 100 and 101] of the 2013 Annual Report. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 24, 2014

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2012 AND 2013

(Amounts in thousands)

		December 31
	Note	2012	2013	2013
		RMB	RMB	US$*
ASSETS
Non-current assets
Fixed assets	6	24,524,248	24,302,653	4,014,512
Construction-in-progress	7	679,528	543,350	89,755
Prepayments for fixed assets and construction-in-progress		49,336	9,403	1,553
Leasehold land payments	8	528,296	657,593	108,627
Goodwill	9	281,255	281,255	46,460
Investments in associates	11	136,826	142,054	23,466
Deferred tax assets	12	109,161	91,227	15,070
Long-term prepaid expenses	13	40,120	33,528	5,538
Available-for-sale investments	15	53,826	53,826	8,891
Long-term receivable	16	30,863	29,588	4,888

		26,433,459	26,144,477	4,318,760

Current assets
Materials and supplies	17	437,297	391,947	64,745
Trade receivables	18	1,000,025	1,554,914	256,853
Prepayments and other receivables	19	147,388	244,373	40,368
Short-term deposits	20	4,174,000	4,483,600	740,638
Cash and cash equivalents	20	675,013	412,678	68,170

		6,433,723	7,087,512	1,170,774

Total assets		32,867,182	33,231,989	5,489,534

Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	21	7,083,537	7,083,537	1,170,117
Share premium		11,564,581	11,562,777	1,910,035
Other reserves	22	2,402,266	2,530,747	418,050
Retained earnings		4,894,806	5,473,483	904,155

		25,945,190	26,650,544	4,402,357

Non-controlling interests		50,849	43,821	7,239

Total equity		25,996,039	26,694,365	4,409,596

Liabilities
Non-current liabilities
Deferred income related to government grants	23	92,864	90,404	14,934
Bonds payable	24	3,485,473	—	—
Employee benefits obligations	25	113,901	7,909	1,306

		3,692,238	98,313	16,240

Current liabilities
Trade payables	26	1,131,624	940,045	155,284
Payables for fixed assets and construction-in-progress		915,081	856,837	141,539
Dividends payable		15	146	24
Income tax payable		229,271	269,981	44,598
Accruals and other payables	27	902,914	879,579	145,296
Current portion of bonds payable	24	—	3,492,723	576,957

		3,178,905	6,439,311	1,063,698

Total liabilities		6,871,143	6,537,624	1,079,938

Total equity and liabilities		32,867,182	33,231,989	5,489,534

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.0537, the certified exchange rates for December 31, 2013 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2013 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$*
Revenue from Railroad Businesses
Passengers		8,026,512	7,841,091	8,058,291	1,331,135
Freight		1,386,753	1,344,113	1,603,288	264,844
Railway network usage and other transportation related services		4,255,996	4,890,640	5,034,676	831,669

		13,669,261	14,075,844	14,696,255	2,427,648
Revenue from other businesses		1,021,574	1,016,042	1,104,422	182,438

Total revenue		14,690,835	15,091,886	15,800,677	2,610,086
Operating expenses
Railroad businesses
Business tax		(369,115)	(340,035)	(357,824)	(59,108)
Labour and benefits	28	(2,973,529)	(3,516,589)	(3,932,120)	(649,540)
Equipment leases and services		(3,604,408)	(4,022,514)	(4,166,329)	(688,229)
Land use right leases	36(b)	(53,600)	(54,800)	(56,000)	(9,251)
Materials and supplies		(1,530,659)	(1,532,559)	(1,587,251)	(262,195)
Repair and facilities maintenance costs, excluding materials and supplies		(647,120)	(696,884)	(501,711)	(82,877)
Depreciation of fixed assets		(1,344,927)	(1,358,527)	(1,392,010)	(229,944)
Amortisation of leasehold land payments		(15,001)	(15,001)	(15,001)	(2,478)
Social services charges		(115,190)	(93,090)	(67,990)	(11,231)
Utility and office expenses		(128,795)	(107,216)	(71,525)	(11,815)
Others		(340,789)	(525,806)	(731,055)	(120,762)

		(11,123,133)	(12,263,021)	(12,878,816)	(2,127,430)

Other businesses
Business tax		(32,148)	(32,845)	(37,098)	(6,128)
Labour and benefits	28	(414,326)	(458,349)	(493,072)	(81,450)
Materials and supplies		(391,673)	(317,738)	(338,547)	(55,924)
Depreciation of fixed assets		(25,034)	(23,877)	(22,002)	(3,634)
Amortisation of leasehold land payments		(987)	(987)	(920)	(152)
Utility and office expenses		(113,700)	(132,581)	(156,914)	(25,920)

		(977,868)	(966,377)	(1,048,553)	(173,208)

Total operating expenses		(12,101,001)	(13,229,398)	(13,927,369)	(2,300,638)
Other (expense)/income and other (losses)/gains-net	29	(25,786)	71,815	14,903	2,462

Profit from operations		2,564,048	1,934,303	1,888,211	311,910
Finance costs	30	(190,970)	(187,073)	(191,686)	(31,664)
Share of results of associates	11	5,259	10,906	5,228	864

Profit before income tax		2,378,337	1,758,136	1,701,753	281,110
Income tax expense	31	(575,965)	(441,151)	(430,670)	(71,142)

Profit for the year		1,802,372	1,316,985	1,271,083	209,968

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$*
Profit for the year		1,802,372	1,316,985	1,271,083	209,968
Other comprehensive income, net of tax		—	—	—	—

Total comprehensive income for the year, net of tax		1,802,372	1,316,985	1,271,083	209,968

Profit attributable to:
Equity holders of the Company		1,804,107	1,318,938	1,273,841	210,424
Non-controlling interests		(1,735)	(1,953)	(2,758)	(456)

		1,802,372	1,316,985	1,271,083	209,968

Total comprehensive income attributable to:
Equity holders of the Company		1,804,107	1,318,938	1,273,841	210,424
Non-controlling interests		(1,735)	(1,953)	(2,758)	(456)

		1,802,372	1,316,985	1,271,083	209,968

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	32	RMB0.25	RMB0.19	RMB0.18	US$0.03

Earnings per equivalent ADS
- Basic and diluted	32	RMB12.73	RMB9.31	RMB8.99	RMB1.49

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.0537, the certified exchange rates for December 31, 2013 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2013 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

		Year ended December 31,
	Note	2011	2012	2013	2013
		RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	34(a)	3,933,083	2,875,017	2,423,086	400,265
Interest paid		(167,650)	(167,650)	(167,650)	(27,694)
Income tax paid		(436,375)	(529,694)	(372,025)	(61,454)

Net cash generated from operating activities		3,329,058	2,177,673	1,883,411	311,117

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets, net of related payables		(943,390)	(1,836,154)	(1,376,601)	(227,398)
Proceeds from disposal of fixed assets and construction-in-progress	34(b)	557	41,071	75,250	12,430
Proceeds from disposal of subsidiary		144	—	—	—
Government grants received		4,100	—	647	107
Interest received		28,203	116,688	127,318	21,031
Increase in short-term deposits with maturities more than three months, net		(3,077,500)	(488,000)	(309,600)	(51,142)
Dividends received		4,263	5,500	4,904	810
Payment for business combination, net of cash acquired	37	—	—	(94,879)	(15,673)

Net cash used in investing activities		(3,983,623)	(2,160,895)	(1,572,961)	(259,835)

Cash flows from financing activities:
Dividends paid to non-controlling interests’ shareholders		(36)	(10)	—	—
Dividends paid to the Company’s shareholders		(637,533)	(708,354)	(566,680)	(93,609)
Acquisition of additional interests in subsidiary from non-controlling interests	10	—	—	(5,947)	(982)
Payments for management fee of bond payables		(167)	(158)	(158)	(26)

Net cash used in financing activities		(637,736)	(708,522)	(572,785)	(94,617)

Net decrease in cash and cash equivalents		(1,292,301)	(691,744)	(262,335)	(43,335)

Cash and cash equivalents, at beginning of year		2,659,058	1,366,757	675,013	111,504

Cash and cash equivalents, at end of year	20	1,366,757	675,013	412,678	68,169

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.0537, the certified exchange rates for December 31, 2013 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2013 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

	Attributable to equity holders
	Share capital	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserve	Retained earnings	Total	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note 21)		(Note 22)	(Note 22)	(Note 22)
Balance at January 1, 2011	7,083,537	11,564,581	1,783,898	304,059	—	3,431,942	24,168,017	54,559	24,222,576
Total comprehensive income	—	—	—	—	—	1,804,107	1,804,107	(1,735)	1,802,372
Profit for the year	—	—	—	—	—	1,804,107	1,804,107	(1,735)	1,802,372
Other comprehensive	—	—	—	—	—	—	—	—	—
Appropriations from retained earnings (Note 22)	—	—	181,138	—	—	(181,138)	—	—	—
Dividends relating to 2010	—	—	—	—	—	(637,518)	(637,518)	(22)	(637,540)

Balance at December 31, 2011	7,083,537	11,564,581	1,965,036	304,059	—	4,417,393	25,334,606	52,802	25,387,408

Balance at January 1, 2012	7,083,537	11,564,581	1,965,036	304,059	—	4,417,393	25,334,606	52,802	25,387,408
Total comprehensive income	—	—	—	—	—	1,318,938	1,318,938	(1,953)	1,316,985
Profit for the year	—	—	—	—	—	1,318,938	1,318,938	(1,953)	1,316,985
Other comprehensive	—	—	—	—	—	—	—	—	—
Special reserve-Safety Production Fund (Note 22)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	134,265	(134,265)	—	—	—
Utilization	—	—	—	—	(134,265)	134,265	—	—	—
Appropriations from retained earnings (Note 22)	—	—	133,171	—	—	(133,171)	—	—	—
Dividends relating to 2011	—	—	—	—	—	(708,354)	(708,354)	—	(708,354)

Balance at December 31, 2012	7,083,537	11,564,581	2,098,207	304,059	—	4,894,806	25,945,190	50,849	25,996,039

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands)

	Attributable to equity holders
	Share capital	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserve	Retained earnings	Total	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Note 21)		(Note 22)	(Note 22)	(Note 22)
Balance at January 1, 2013	7,083,537	11,564,581	2,098,207	304,059	—	4,894,806	25,945,190	50,849	25,996,039
Total comprehensive income	—	—	—	—	—	1,273,841	1,273,841	(2,758)	1,271,083
Profit for the year	—	—	—	—	—	1,273,841	1,273,841	(2,758)	1,271,083
Other comprehensive	—	—	—	—	—	—	—	—	—
Special reserve-Safety Production Fund (Note 22)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	200,839	(200,839)	—	—	—
Utilisation	—	—	—	—	(200,839)	200,839	—	—	—
Acquisition of additional interests in subsidiary from non-controlling interests (Note 10)	—	(1,804)	—	—	—	—	(1,804)	(4,143)	(5,947)
Appropriations from retained earnings (Note 22)	—	—	128,481	—	—	(128,481)	—	—	—
Dividends relating to 2012	—	—	—	—	—	(566,683)	(566,683)	(127)	(566,810)

Balance at December 31, 2013	7,083,537	11,562,777	2,226,688	304,059	—	5,473,483	26,650,544	43,821	26,694,365

Balance at December 31, 2013(*)	US$1,170,117	US$1,910,035	US$367,823	US$50,227	—	US$904,155	US$4,402,357	US$7,239	US$4,409,596

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.0537, the certified exchange rates for December 31, 2013 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2013 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION

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

Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group). In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

On March 14, 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council (“Approval”), the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC (See note 39 for more details)

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

As at December 31, 2013, the Company had in total approximately 36,900 employees, representing an increase of 2,300 as compared with that of December 31, 2012.

The financial statements were authorised for issue by the board of directors of the Company on April 24, 2014.

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

(a)	New and amended standards adopted by the Group

In the current year, the Group has adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2013:

•	Amendment to IAS 1, ‘Financial statements presentation’ regarding other comprehensive income

The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

•	IFRS 10 ‘Consolidated financial statements’

Under IFRS 10, subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group has power over an entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

•	IAS 27 (revised 2011) ‘Separate financial statements’

IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

•	IFRS 11 ‘Joint arrangements’

IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

•	IAS 28 (revised 2011) ‘Associates and joint ventures’

IAS 28 (revised 2011) includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(a)	New and amended standards adopted by the Group (continued)

•	IFRS 12 ‘Disclosures of interests in other entities’

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

•	IFRS 13 ‘Fair value measurement’

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP.

•	IAS 19 (revised) ‘Employee benefits’

IAS 19 (revised) amends the accounting for employment benefits. The standard requires past service cost to be recognized immediately in profit or loss. The standard replaces interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability.

•	Amendment to IFRS 7, ‘Financial instruments: Disclosures’

The amendment requires new disclosure requirements which focus on quantitative information about recognised financial instruments that are offset in the statement of financial position, as well as those recognised financial instruments that are subject to master netting or similar arrangements irrespective of whether they are offset.

The adoption of the above new/revised standards had no significant financial effect on these consolidated financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(b)	The following new standards, amendments and interpretations have been issued as at December 31, 2013 but are not yet effective for IFRS financial statements for the year ended December 31, 2013:

Effective for annual periods beginning on or after
Amendment to IAS 32 ‘Financial instruments: Presentation—Offsetting financial assets and financial liabilities’	January 1, 2014
Amendments to IFRS 10, 12 and IAS 27 ‘Investment entities’	January 1, 2014
Amendment to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures	January 1, 2014
Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’—Novation of derivatives	January 1, 2014
IFRIC 21 ‘Levies’	January 1, 2014
IFRS 9 ‘Financial instruments’—Classification and Measurement	January 1, 2015

Management is in the process of making an assessment of the impact of the above new and amended standards. Management is not yet in a position to state what impact they would have, if any, on the Group’s results of operations and financial positions.

2.2	Subsidiaries

2.2.1	Consolidation

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement (Note 2.9).

Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other income/(expense) and other gains/(losses) - net”, included in the comprehensive income statement.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10	Impairment of investment in associates and non-financial assets other than goodwill

Impairment testing of the investments in associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

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

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during the year ended December 31, 2013 and 2012.

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

Long-term prepaid expenses include the various expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure net of accumulated amortisation.

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

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

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

(c)	Rental income

Revenue from operating lease arrangements is recognised on a straight-line basis over the period of the respective leases.

2.26	Interest income

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

2.27	Dividend income

Dividend income is recognised when the right to receive payment is established.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.28	Government grants

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

2.29	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease.

2.30	Dividend distribution

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

The following table shows the Group’s foreign currency denominated monetary assets and liabilities (in RMB equivalent):

	Currency	As at December 31,
Monetary assets and liabilities	denomination	2012	2013
		RMB’000	RMB’000
Cash and cash equivalents	USD	39	69
Cash and cash equivalents	HKD	60,910	18,561
Other receivables	HKD	234	35
Other payables	HKD	—	(109)

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at December 31, 2013, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit before tax for the year would have been RMB924,000 (2012: RMB3,057,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 2.87% (2011: 2.12% and 2012: 2.86%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

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

The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Trade receivables
Due from CRC Group	159,074	667,650
Due from related parties	182,408	294,827
Due from third parties	597,896	497,910

	939,378	1,460,387

Other receivables excluding prepayments
Due from related parties	2,114	3,315
Due from third parties	77,541	122,252

	79,655	125,567

Long-term receivable
Due from a third party	30,863	29,588

For trade and other receivables, management performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realizability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables and actual losses incurred have been within management’s expectation.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(d)	Credit risk (continued)

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Cash at bank and short-term deposits
Placed in listed banks in the PRC	4,848,956	4,895,992
Placed in unlisted banks in the PRC	—	250

	4,848,956	4,896,242

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

Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	RMB’000	RMB’000	RMB’000
At December 31, 2012
Bonds payable (including interests)	167,650	3,660,760	—
Trade and other payables excluding statutory liabilities and advance	1,565,391	—	—
Dividends payable	15	—	—
Payables for fixed assets and construction-in-progress	915,081	—	—

At December 31, 2013
Bonds payable (including interests)	3,660,760	—	—
Trade and other payables excluding statutory liabilities and advance	1,417,630	—	—
Dividends payable	146	—	—
Payables for fixed assets and construction-in-progress	856,837	—	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2	Capital risk management

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

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total bonds payable less cash and cash equivalents. Total capital is the total equity as shown in the consolidated balance sheet plus net debt.

The gearing ratios as at December 31, 2012 and 2013 are as follows:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Total bonds payable (Note 24)	3,485,473	3,492,723
Less: Cash and cash equivalents (Note 20)	(675,013)	(412,678)

Net debt	2,810,460	3,080,045
Total equity	25,996,039	26,694,365

Total capital	28,806,499	29,774,410

Gearing ratio	10%	10%

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3	Fair value estimation

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

As at December 31, 2012 and 2013, the Group did not have any financial instruments that were measured at fair value.

The fair value of bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments. As at December 31, 2013, the fair value of bonds payable was approximately RMB3,485,462,000 (December 31, 2012: RMB3,463,237,000). The fair values are determined by discounted cash flow method using a discount rate of 5.23% (2012: 5.36%). It falls under level 2 in the fair value hierarchy.

As at December 31, 2012 and 2013, the fair values of other financial instruments approximated their carrying values.

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

(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the following: (1) the historical usage of the assets; (2) their expected physical wear and tear; (3) results of recent durability assessment performed; (4) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; (5) the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.8 and 36(b)); (6) the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets. The useful lives and residual values have been reviewed and no change was made in current year.

The current estimated useful lives are stated in Note 2.6. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2013 would have been decreased/increased by approximately RMB18,502,000 and RMB22,613,000 respectively (2011: RMB18,357,000 and RMB22,437,000 respectively; 2012: RMB18,524,000 and RMB22,640,000 respectively).

(b)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 9).

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

The segment results for 2011, 2012 and 2013 are as follows:

	The Company’s Business			All other segments			Elimination			Total
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
- Railroad Businesses	13,669,261	14,075,844	14,696,255	—	—	—	—	—	—	13,669,261	14,075,844	14,696,255
- Other Businesses	670,095	621,229	664,635	351,479	394,813	464,827	—	—	(25,040)	1,021,574	1,016,042	1,104,422
- Inter-segment revenue	—	—	—	—	—	—	—	—	—	—	—	—

Total revenue	14,339,356	14,697,073	15,360,890	351,479	394,813	464,827	—	—	(25,040)	14,690,835	15,091,886	15,800,677

Segment result	2,377,270	1,757,476	1,706,027	9,974	1,048	(5,011)	(8,907)	(388)	737	2,378,337	1,758,136	1,701,753

Finance costs	(190,832)	(186,916)	(191,501)	(138)	(157)	(185)	—	—	—	(190,970)	(187,073)	(191,686)
Share of results of associates	5,259	10,906	5,228	—	—	—	—	—	—	5,259	10,906	5,228
Depreciation	1,365,364	1,377,855	1,409,325	4,597	4,549	4,687	—	—	—	1,369,961	1,382,404	1,414,012
Amortisation of leasehold land payments	15,001	15,001	15,001	987	987	920	—	—	—	15,988	15,988	15,921
Amortisation of long-term prepaid expenses	4,286	7,132	12,697	23	105	201	—	—	—	4,309	7,237	12,898
Recognition of employee benefits obligations	—	66,650	—	3,464	—	—	—	—	—	3,464	66,650	—
Impairment of fixed assets	4,709	—	—	—	—	—	—	—	—	4,709	—	—
Impairment of materials and supplies	21,590	—	—	—	—	—	—	—	—	21,590	—	—
Provision/(Reversal of) for doubtful accounts	106	1,464	(5,788)	—	112	(49)	—	—	—	106	1,576	(5,837)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2011, 2012 and 2013 is as follows:

	The Company’s Business			All other segments			Elimination			Total
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	2,377,270	1,757,476	1,706,027	9,974	1,048	(5,011)	(8,907)	(388)	737	2,378,337	1,758,136	1,701,753
Income tax expense	(571,154)	(436,671)	(426,445)	(4,811)	(4,480)	(4,225)	—	—	—	(575,965)	(441,151)	(430,670)
Profit for the year	1,806,116	1,320,805	1,279,582	5,163	(3,432)	(9,236)	(8,907)	(388)	737	1,802,372	1,316,985	1,271,083

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business			All other segments			Elimination			Total
	2011	2012	2013	2011	2012	2013	2011	2012	2013	2011	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	32,158,429	32,818,371	33,183,049	233,638	229,613	221,612	(184,720)	(180,802)	(172,672)	32,207,347	32,867,182	33,231,989
Total segment assets include:
Investment in associates	125,920	136,826	142,054	—	—	—	—	—	—	125,920	136,826	142,054
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,274,896	1,921,215	1,399,997	2,126	9,210	16,900	—	—	—	1,277,022	1,930,425	1,416,897
Total segment liabilities	6,845,068	6,892,559	6,544,338	88,895	99,595	105,449	(114,024)	(121,011)	(112,163)	6,819,939	6,871,143	6,537,624

Revenues of approximately RMB1,723,972,000 (2011: RMB1,859,767,000 and 2012: RMB1,881,292,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Company’s Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2012
Cost	5,059,618	14,756,797	6,874,014	1,510,971	4,994,334	33,195,734
Accumulated depreciation	(1,410,190)	(2,189,457)	(2,298,881)	(791,398)	(2,513,980)	(9,203,906)
Impairment	—	—	(1,957)	—	(2,791)	(4,748)

Net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080

Year ended December 31, 2012
Opening net book amount	3,649,428	12,567,340	4,573,176	719,573	2,477,563	23,987,080
Additions	361	—	565,143	33,157	122,082	720,743
Transfer from construction-in-progress (Note 7)	818,849	290,042	42,685	63,510	149,123	1,364,209
Reclassifications	(535)	1,286	—	—	(751)	—
Disposals	(497)	(120,562)	(44,904)	(63)	(1,329)	(167,355)
Impairment	—	—	1,957	—	18	1,975
Depreciation charges	(193,813)	(208,439)	(414,260)	(159,939)	(405,953)	(1,382,404)

Closing net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248

At December 31, 2012
Cost	5,876,441	14,917,817	7,374,288	1,607,556	5,217,526	34,993,628
Accumulated depreciation	(1,602,648)	(2,388,150)	(2,650,491)	(951,318)	(2,874,000)	(10,466,607)
Impairment	—	—	—	—	(2,773)	(2,773)

Net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248

Year ended December 31, 2013
Opening net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248
Additions due to business combination (Note 37)	96,879	10,431	48,307	—	41,198	196,815
Other additions	825	—	85,495	11,330	132,299	229,949
Transfer from construction-in-progress (Note 7)	220,601	433,487	35,342	103,342	219,812	1,012,584
Reclassifications	(64)	—	—	(3,984)	4,048	—
Disposals	(4,031)	(219,684)	(18,215)	(253)	(4,748)	(246,931)
Depreciation charges	(220,219)	(210,429)	(436,430)	(152,775)	(394,159)	(1,414,012)

Closing net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653

At December 31, 2013
Cost	6,186,344	15,114,616	7,486,484	1,711,693	5,579,411	36,078,548
Accumulated depreciation	(1,818,560)	(2,571,144)	(3,048,188)	(1,097,795)	(3,237,435)	(11,773,122)
Impairment	—	—	—	—	(2,773)	(2,773)

Net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS (CONTINUED)

As at December 31, 2013, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,703,324,000, respectively (2012: RMB1,614,967,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

As at December 31, 2013, fixed assets of the Group with an aggregate net book value of approximately RMB76,164,000 (2012: RMB46,876,000) had been fully depreciated but they were still in use.

7	CONSTRUCTION-IN-PROGRESS

	2012	2013
	RMB’000	RMB’000
At January 1	911,962	679,528
Additions due to business combination (Note 37)	—	2,700
Other additions	1,131,775	1,021,065
Transfer to fixed assets (Note 6)	(1,364,209)	(1,012,584)
Transfer to leasehold land (Note 8)	—	(147,359)

At December 31	679,528	543,350

Construction-in-progress as at December 31, 2012 and 2013 mainly comprises the construction of new railway stations and improvement on the existing railway equipment in the PRC.

For the year ended December 31, 2013, no interest expense (2012: Nil) was capitalised in the construction-in-progress balance as the impact of interest capitalisation was not material.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

8	LEASEHOLD LAND PAYMENTS

RMB’000
At January 1, 2012
Cost	791,213
Accumulated amortisation	(246,810)

Net book amount	544,403

Year ended December 31, 2012
Opening net book amount	544,403
Amortisation charges	(15,988)
Disposal	(119)

Closing net book amount	528,296

At December 31, 2012
Cost	791,054
Accumulated amortisation	(262,758)

Net book amount	528,296

Year ended December 31, 2013
Opening net book amount	528,296
Addition	147,359
Amortisation charges	(15,921)
Disposal	(2,141)

Closing net book amount	657,593

At December 31, 2013
Cost	935,572
Accumulated amortisation	(277,979)

Net book amount	657,593

As at December 31, 2013, land use right certificates of certain parcels of land of the Group with an aggregate area of 2,810,497 square meters (2012: 1,280,231 square meters), respectively had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL

RMB’000
Year ended December 31, 2012 and 2013
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At December 31, 2012 and 2013
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

The key assumptions used for value-in-use calculations as at December 31, 2012 and 2013 are as follows:

Railroad business	2012	2013
Gross margin	26.73%	28.77%
Growth rate	2%	2%
Discount rate	11.26%	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at December 31, 2013, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at December 31, 2013, the Group would have no impairment recognised against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10	INVESTMENTS IN SUBSIDIARIES

(i)	As at December 31, 2013, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company		Paid-in capital	Principal activities
		Directly	Indirectly
Dongguan Changsheng Enterprise Company Limited	May 22, 1992	51%	—	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limited (“Shenzhen Fu Yuan”) (Note (a))	November 1, 1991	100%	—	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited(“Shenzhen Pinghu Qun Yi”) (Note a)	September 11, 1993	100%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company Limited	May 8, 1995	67.46%	9.2%	RMB3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	November 13, 2001	—	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	August 16, 1995	75%	25%	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	January 2, 1985	41.5%	58.5%	RMB2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	March 7, 2002	—	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company Limited	December 18, 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	November 23, 1992	100%	—	RMB1,020,000	Sales of merchandises
Guangzhou Tielian Economy Development Company Limited (“Guangzhou Tielian”)	December 27, 1994	50.50%	—	RMB1,000,000	Warehousing and freight transport agency services
Guangzhou Railway Huangpu Service Company Limited	March 15, 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation

All the above subsidiaries are limited liability companies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Note a:

In 2013, the Company acquired an additional 45% interest in Shenzhen Pinghu Qun Yi for a cash consideration of RMB5,947,000. The difference between the fair value of the consideration paid and the relevant share of the carrying amount of net assets of Shenzhen Pinghu Qun Yi acquired amounting to RMB1,804,000 was recorded in share premium of equity. After the acquisition, the interest in Shenzhen Pinghu Qun Yi held directly by the Company increased from 55% to 100%.

As at December 31, 2013, the total non-controlling interests was RMB43,821,000 (December 31, 2012: RMB50,849,000), which was not material to the Group. Therefore, no information on subsidiaries with material non-controlling interests is disclosed.

11	INVESTMENTS IN ASSOCIATES

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Share of net assets	166,515	171,743
Less: provision for impairment in value (Note a)	(29,689)	(29,689)

	136,826	142,054

Note a:

The impairment provision at the Group level as at December 31, 2013 represents full provision for impairment loss in investment in Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) of approximately RMB29,689,000 (December 31, 2012: RMB29,689,000) made in prior years (“Zengcheng Lihua Provision”).

The movement of investments in associates of the Group during the year is as follows:

	2012	2013
	RMB’000	RMB’000
Beginning of the year	125,920	136,826
Share of results after tax	10,906	5,228

End of the year	136,826	142,054

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES (CONTINUED)

As at December 31, 2013, the Group had direct interests in the following companies which are incorporated / established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Tiecheng	May 2, 1995	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangshen Railway Civil Engineering Company (“Shentu”)	March 1, 1984	49%	RMB64,000,000	Construction of railroad properties
Zengcheng Lihua	July 30, 1992	26.98%	RMB107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services

All the above associates are limited liability companies and they are unlisted companies.

Set out below are the summarised financial information for Tiecheng, Shentu and Zengcheng Lihua which are accounted for using the equity method

	Assets	Liabilities	Revenue	Profit	% interest held
	RMB’000	RMB’000	RMB’000	RMB’000
2012
Tiecheng	446,310	253,261	48,007	17,869	49%
Shentu	671,106	584,917	625,634	4,388	49%
Zengcheng Lihua	138,709	404,382	4,165	(4,291)	27%

	1,256,125	1,242,560	677,806	17,966

2013
Tiecheng	424,647	226,672	32,338	4,927	49%
Shentu	737,001	645,070	636,588	5,743	49%
Zengcheng Lihua	134,290	406,862	5,516	(6,898)	27%

	1,295,938	1,278,604	674,442	3,772

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES (CONTINUED)

Reconciliation of the summarised financial information presented to the carrying amount of its interest in associates.

	Tiecheng			Shentu			Zengcheng Lihua
Summarised financial information	2011	2012	2013	2011	2012	2013	2011	2012	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening net assets	171,683	175,179	193,048	74,564	81,801	86,189	(217,878)	(261,383)	(265,674)
Profit for the year	3,496	17,869	4,927	7,237	4,388	5,743	(4,784)	(4,291)	(6,898)
Other comprehensive income	—	—	—	—	—	—	—	—	—

Closing net assets	175,179	193,048	197,975	81,801	86,189	91,932	(222,662)	(265,674)	(272,572)

Interest in associates	49%	49%	49%	49%	49%	49%	27%	27%	27%
Goodwill	—	—	—	—	—	—	—	—	—

Carrying value	85,838	94,594	97,008	40,082	42,232	45,046	—	—	—

12	DEFERRED TAX ASSETS/(LIABILITIES)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	108,170	85,513
- Deferred tax assets to be recovered within 12 months	29,744	27,096

	137,914	112,609

Deferred tax liabilities:
- Deferred tax liabilities to crystallise after more than 12 months	(28,399)	(20,954)
- Deferred tax liabilities to crystallise within 12 months	(354)	(428)

	(28,753)	(21,382)

Deferred tax assets (net)	109,161	91,227

The gross movement on the deferred income tax account is as follows:

	2012	2013
	RMB’000	RMB’000
At January 1	108,079	109,161
Charged to the comprehensive income statement (Note 31)	1,082	(17,934)

At December 31	109,161	91,227

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At January 1, 2012	Charged/ (Credited) to the comprehensive income statement	At December 31, 2012	Credited to the comprehensive income statement	At December 31, 2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Impairment provision for receivables	20,438	365	20,803	(1,518)	19,285
Impairment provision for fixed assets and construction-in-progress	3,039	(493)	2,546	(13)	2,533
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Impairment provision for materials and supplies	5,398	(887)	4,511	—	4,511
Difference in accounting base and tax base of the government grants	22,713	(728)	21,985	(714)	21,271
Difference in accounting base and tax base of employee benefits obligations	73,773	3,909	77,682	(23,060)	54,622
Loss on disposal of fixed assets	2,915	—	2,915	—	2,915
Other	50	—	50	—	50

	135,748	2,166	137,914	(25,305)	112,609

	At January 1, 2012	Credited/ (Charged) to the comprehensive income statement	At December 31, 2012	Credited/ (Charged) to the comprehensive income statement	At December 31, 2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax liabilities:
Difference in accounting base and tax base of fixed assets	19,231	(58)	19,173	(8,142)	11,031
Others	8,438	1,142	9,580	771	10,351

	27,669	1,084	28,753	(7,371)	21,382

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB14,894,000 (2012: RMB11,475,000) that can be carried forward against future taxable income as follows:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Tax losses can be carried forward (Note a)	7,895	11,572
Deductible temporary differences	3,580	3,322

	11,475	14,894

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB46,288,000 (2012: RMB31,581,000) will expire in the following years:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
2014	2,022	2,022
2015	3,169	1,839
2016	10,985	10,984
2017	15,405	15,405
2018	—	16,038

	31,581	46,288

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

13	LONG-TERM PREPAID EXPENSES

The movement of long-term prepaid expenses is set forth as follows:

	2012	2013
	RMB’000	RMB’000
At January 1
Cost	—	48,397
Accumulated amortisation	—	(8,277)

Net book amount	—	40,120

Year ended December 31
Opening net book amount	—	40,120
Additions due to business combination (Note 37)	—	450
Other additions	45,557	5,856
Transfer	1,800	—
Amortisation	(7,237)	(12,898)

Closing net book amount	40,120	33,528

At December 31
Cost	48,397	54,703
Accumulated amortisation	(8,277)	(21,175)

Net book amount	40,120	33,528

14	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables	Available- for-sale	Total
	RMB’000	RMB’000	RMB’000
Assets as per consolidated balance sheet
As at December 31, 2012:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long term receivable (Note 16)	30,863	—	30,863
Trade and other receivables excluding prepayments (Notes 18 and 19)	1,124,127	—	1,124,127
Short-term deposits (Note 20)	4,174,000	—	4,174,000
Cash and cash equivalents (Note 20)	675,013	—	675,013

Total	6,004,003	53,826	6,057,829

As at December 31, 2013:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	29,588	—	29,588
Trade and other receivables excluding prepayments (Notes 18 and 19)	1,725,513	—	1,725,513
Short-term deposits (Note 20)	4,483,600	—	4,483,600
Cash and cash equivalents (Note 20)	412,678	—	412,678

Total	6,651,379	53,826	6,705,205

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Other financial liabilities
RMB’000
Liabilities as per consolidated balance sheet
As at December 31, 2012:
Bonds payable (Note 24)	3,485,473
Trade and other payables excluding statutory liabilities and advance (Notes 26 and 27)	1,565,391
Dividends payable	15
Payables for fixed assets and construction-in-progress	915,081

Total	5,965,960

As at December 31, 2013:
Bonds payable (Note 24)	3,492,723
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,417,630
Dividends payable	146
Payables for fixed assets and construction-in-progress	856,837

Total	5,767,336

15	AVAILABLE-FOR-SALE INVESTMENTS

	2012	2013
	RMB’000	RMB’000
Beginning and the end of the year	53,826	53,826

The equity interests held by the Group in most of these investments are less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As at December 31, 2012 and 2013, no impairment provision was considered necessary by the directors.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

16	LONG-TERM RECEIVABLE

	2012	2013
	RMB’000	RMB’000
Opening net book amount	34,108	30,863
Unwinding of interest accrued (Note 29)	4,755	3,725
Repayment received	(8,000)	(5,000)

Closing net book amount	30,863	29,588

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method, by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

17	MATERIALS AND SUPPLIES

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Raw materials	227,772	183,676
Reusable rail-line track materials	103,991	104,338
Accessories	101,771	100,281
Retailing consumables	3,763	3,652

	437,297	391,947

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB1,925,798,000 (2011: RMB1,922,332,000 and 2012: RMB1,850,297,000).

As at December 31, 2013, the balance of the provision for write-down of materials and supplies to net realisable values was approximately RMB18,044,000 (December 31, 2012: RMB18,044,000). No additional provision was made in 2013.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Trade receivables	1,005,932	1,561,109
Including: receivables from related parties	226,938	326,826
Less: Provision for impairment of receivables	(5,907)	(6,195)

	1,000,025	1,554,914

As at December 31, 2012 and 2013, the Group’s trade receivables were all denominated in RMB.

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

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Within 1 year	939,378	1,460,387
Over 1 year but within 2 years	48,881	56,284
Over 2 years but within 3 years	6,653	27,235
Over 3 years	11,020	17,203

	1,005,932	1,561,109

As at December 31, 2013, the Group’s trade receivables of approximately RMB94,527,000 (December 31, 2012: RMB60,646,000) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered. The aging analysis of these trade receivables is as follows:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Over 1 year but within 2 years	48,881	56,284
Over 2 year but within 3 years	6,653	27,235
Over 3 years	5,112	11,008

	60,646	94,527

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES (CONTINUED)

As at December 31, 2013, the Group’s trade receivables of approximately RMB6,195,000 (December 31, 2012: RMB5,907,000) had been impaired and provided for. The amount of the provision was approximately RMB6,195,000 as at December 31, 2013 (December 31, 2012: RMB5,907,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in unexpected difficult financial conditions. The aging analysis of these receivables is as follows:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Over 5 years	5,907	6,195

Movements on the provision for impairment of trade receivables are as follows:

	2012	2013
	RMB’000	RMB’000
At January 1	5,244	5,907
Provision for impairment loss	663	591
Reversal of impairment loss provision	—	(19)
Receivables written off during the year as uncollectible	—	(284)

At December 31	5,907	6,195

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Due from third parties	110,523	155,638
Due from related parties	36,865	88,735

	147,388	244,373

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Other receivables	192,229	232,317
Less: Provision for impairment loss (Note a)	(68,127)	(61,718)

Other receivables, net (Note b)	124,102	170,599
Prepayments (Note c)	23,286	73,774

	147,388	244,373

(a)	Included in the amount was a provision of approximately RMB24,965,000 set up by the Group in prior years, against the principal balance of a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Group was unable to recover the deposit from Li Cheng upon maturity and the Group has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success.
(b)	Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group.
(c)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

Movements on the provision for impairment of other receivables are as follows:

	2012	2013
	RMB’000	RMB’000
At January 1	67,214	68,127
Provision for impairment loss	914	43
Reversal of impairment loss provision	(1)	(6,452)

At December 31	68,127	61,718

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s prepayment and other receivables are denominated in the following currencies:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
RMB	147,154	244,338
HKD	234	35

	147,388	244,373

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

20	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Cash at bank and on hand	427,513	321,178
Term deposits with initial term of no longer than three months	247,500	91,500

Cash and cash equivalents	675,013	412,678
Term deposits with initial term of over three months (Note a)	4,174,000	4,483,600

	4,849,013	4,896,278

Note a: The original effective interest rate of time deposits was 3.05% (2012: 3.21%).

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
USD	39	69
HKD	60,910	18,561
RMB	4,788,064	4,877,648

	4,849,013	4,896,278

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

21	SHARE CAPITAL

As at December 31, 2013, the total authorised number of ordinary shares is 7,083,537,000 shares (December 31, 2012: 7,083,537,000 shares) with a par value of RMB1.00 per share (December 31, 2012: RMB1.00 per share). These shares are divided into A shares and H shares. They rank pari passu against each other. (2012: divided into A shares and H shares. They rank pari passu against each other (see details below).)

	As at December 31, 2011	Movement	As at December 31, 2012	Movement	As at December 31, 2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Authorised, issued and fully paid:
A shares subject to sale restrictions
- shares held by the National Council for Social Security Fund of the PRC	274,799	(274,799)	—	—	—
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,377,438	274,799	5,652,237	—	5,652,237

	6,808,738	274,799	7,083,537	—	7,083,537

Total	7,083,537	—	7,083,537	—	7,083,537

On September 22, 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“NCSSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, NCSSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. The transfer restriction of these 274,798,700 shares expired on December 21, 2012. No shares were subject to sale restriction and all the shares achieved full circulation on December 24, 2012.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

22	RESERVES (CONTINUED)

For the year ended December 31, 2012 and 2013, the directors proposed the following appropriations to reserves of the Company:

	2012		2013
	Percentage	RMB’000	Percentage	RMB’000
Statutory surplus reserve	10%	133,171	10%	128,481

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

For the year 2012 and 2013, the movement of ‘Special reserve—Safety Production Fund’ of the Group are as below:

	2012	2013
	RMB’000	RMB’000
Beginning of the year	—	—
Appropriation	134,265	200,839
Utilization	(134,265)	(200,839)

End of the year	—	—

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

23	DEFERRED INCOME RELATED TO GOVERNMENT GRANTS

	2012	2013
	RMB’000	RMB’000
At January 1	96,022	92,864
Additions	480	2,683
Amortisation (Note 29)	(3,638)	(5,143)

At December 31	92,864	90,404

24	BONDS PAYABLE

	At January 1, 2013	Addition	Amortisation	At December 31, 2013
	RMB’000	RMB’000	RMB’000	RMB’000
09 Guangshen Tie MTN1	3,485,473	—	7,250	3,492,723

The Company issued bonds of medium terms at a nominal value of RMB3,500,000,000 on December 17, 2009. The bonds will be matured in five years from the issue date at their nominal value of RMB3,500,000,000 and bear a coupon interest rate of 4.79% per annum.

On the issue date, the bonds were recognised based on the residual amounts of the principal after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018% per annum.

The Group’s bonds payable were repayable as follows:

	Group and Company
	2013	2012
	RMB’000	RMB’000
Within one year	3,492,723	—
Between 1 and 2 years	—	3,485,473

As the bonds would be mature within one year, they were reclassified as current liabilities as at 31 December 2013.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

25	EMPLOYEE BENEFITS OBLIGATIONS

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Employee benefits obligations	229,966	113,733
Less: current portion included in accruals and other payables (Note 27)	(116,065)	(105,824)

	113,901	7,909

Note a:

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

The movement in the employee benefits obligation over the year is as follows:

	2012	2013
	RMB’000	RMB’000
At January 1	237,613	229,966
Additions	66,650	—
Unwinding of interest (Note 30)	9,415	9,127
Payment	(83,712)	(125,360)

At December 31	229,966	113,733

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

26	TRADE PAYABLES

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Payables to third parties	825,527	666,899
Payables to related parties	306,097	273,146

	1,131,624	940,045

The aging analysis of trade payables was as follows:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Within 1 year	1,050,233	844,450
Over 1 year but within 2 years	50,645	71,241
Over 2 years but within 3 years	29,168	14,232
Over 3 years	1,578	10,122

	1,131,624	940,045

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

27	ACCRUALS AND OTHER PAYABLES

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Due to third parties	865,865	829,281
Due to related parties	37,049	50,298

	902,914	879,579

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Other taxes payable	166,992	59,929
Other deposits received	130,566	173,164
Deposits received for construction projects	117,577	116,600
Advances received from customers	83,489	120,914
Salary and welfare payables	102,601	115,327
Employee benefits obligations (Note 25)	116,065	105,824
Deposits received from ticketing agencies	29,426	26,106
Housing maintenance fund	15,987	16,045
Other payables	140,211	145,670

	902,914	879,579

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

28	LABOUR AND BENEFITS

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Wages and salaries	2,399,028	2,786,721	3,127,540
Provision for medical and other employee benefits	447,283	507,962	562,716
Contributions to a defined contribution pension scheme (a)	373,200	429,721	517,807
Contributions to the housing scheme (b)	160,571	183,884	217,129
Write-down and amortisation of deferred employee costs	4,309	—	—
Employee benefits obligations (Note 25)	3,464	66,650	—

	3,387,855	3,974,938	4,425,192

(a)	Pension scheme

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

29	OTHER (EXPENSES)/INCOME AND OTHER (LOSSES)/GAINS – NET

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Loss on disposal of fixed assets, leasehold land and construction-in-progress	(129,153)	(90,024)	(136,986)
Interest income from banks	95,612	152,803	137,958
Dividend income on available-for-sale investments	4,263	5,254	4,904
Government grants (Note 23)	4,011	3,638	5,143
Unwinding of interest accrued on long-term receivable (Note 16)	6,986	4,755	3,725
Write-off of long outstanding payables	66	3,134	295
Others	(7,571)	(7,745)	(136)

	(25,786)	71,815	14,903

30	FINANCE COSTS

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Interest expense	167,650	167,650	167,650
Unwinding of interest for employee benefit obligations (Note 25)	12,066	9,415	9,127
Amortisation of bonds payable (Note 24)	6,574	6,905	7,250
Bank charges	1,901	3,609	5,522
Net foreign exchange losses/(gains)	2,779	(506)	2,137

	190,970	187,073	191,686

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

31	INCOME TAX EXPENSE

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

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on January 1, 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from January 1, 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2011, 2012 and 2013, the applicable income tax rate was 24%, 25% and 25% respectively.

An analysis of the current year taxation charges is as follows:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Current income tax	571,423	442,233	412,736
Deferred income tax (Note 12)	4,542	(1,082)	17,934

	575,965	441,151	430,670

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Profit before tax	2,378,337	1,758,136	1,701,753

Tax calculated at the statutory rate of 25% (2011 and 2012: 24% and 25%)	570,801	439,534	425,438
Effect of tax rates differentials	42	28	119
Effect of income not subject to tax	(2,285)	(4,040)	(2,533)
Effect of expenses not deductible for tax purposes	5,237	2,462	3,969
Tax losses for which no deferred tax asset was recognised	2,717	3,851	4,010
Utilisation of previously unrecognised tax losses	(547)	(684)	(333)

Income tax expense	575,965	441,151	430,670

The effective tax rate was 25.3% (2011 and 2012: 24.2% and 25.1%).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

32	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB1,273,841,000 (2011 and 2012: RMB1,804,107,000 and RMB1,318,938,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2011 and 2012: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2013. The calculation of earnings per equivalent ADS is based on the net profit for the year attributable to equity holders of approximately RMB1,273,841,000 (2011 and 2012: RMB1,804,107,000 and RMB1,318,938,000), divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2011 and 2012: 141,670,740 ADSs).

33	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2011, 2012 and 2013 were, RMB708,354,000 (RMB0.1 per share), RMB566,683,000 (RMB0.08 per share) and RMB566,683,000 (RMB0.08 per share) respectively.

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Final, proposed, of RMB0.08 (2011: RMB0.10 2012: RMB0.08) per ordinary share	708,354	566,683	566,683

At a meeting of the directors held on March 27, 2014, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2013, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2014.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

34	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation profit before income tax to shareholders to cash generated from operations:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Profit before income tax:	2,378,337	1,758,136	1,701,753
Adjustments for:
Depreciation of fixed assets (Note 6)	1,369,961	1,382,404	1,414,012
Impairment of fixed assets	4,709	—	—
Impairment of materials and supplies	21,590	—	—
Amortisation of leasehold land payments (Note 8)	15,988	15,988	15,921
Loss on disposal of fixed assets, leasehold land and construction-in-progress (Note 29)	129,153	90,024	136,986
Write-down and amortisation of deferred employee costs and amortisation of long-term prepaid expenses	4,309	7,237	12,898
Recognition of employee benefits obligations (Note 25)	3,464	66,650	—
Unwinding of interest for employee benefit obligations (Note 25)	12,066	9,415	9,127
Share of results of associates (Note 11)	(5,259)	(10,906)	(5,228)
Dividends income on available-for-sale investments (Note 29)	(4,263)	(5,254)	(4,904)
Provision/(Reversal of) for impairment of receivables	106	1,576	(5,837)
Write-off of long outstanding of payables (Note 29)	(66)	(3,134)	(295)
Amortisation of bonds payable (Note 24)	6,574	6,905	7,250
Amortisation of government grants related to property, plant and equipment (Note 23)	(3,171)	(3,158)	(3,107)
Interest expense	167,650	167,650	167,650
Interest income	(67,955)	(129,688)	(129,711)

Operating profit before working capital changes	4,033,193	3,353,845	3,316,515
Increase in trade receivables	(9,599)	(386,690)	(550,421)
(Increase)/decrease in materials and supplies	(28,976)	(72,158)	70,264
(Increase)/decrease in prepayments and other receivables	(24)	4,135	(94,178)
Decrease in long-term receivable	8,000	8,000	5,000
(Decrease)/Increase in trade payables	(113,660)	66,883	(282,972)
Decrease in employee benefits obligations	(44,785)	(54,375)	(105,992)
Increase/(decrease) in accrued expenses and other payables	88,934	(44,623)	64,870

Cash generated from operations	3,933,083	2,875,017	2,423,086

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

34	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets, leasehold land and construction-in-progress comprise:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Net book amount (Note 6, 7 and 8)	226,821	165,499	249,072
Receivable arising from disposal of fixed assets, leasehold land	(28,913)	—	(12,334)
Transfer to inventories	(68,198)	(34,404)	(24,502)
Loss on disposal of fixed assets, leasehold land and construction-in-progress	(129,153)	(90,024)	(136,986)

Proceeds from disposal of fixed assets, leasehold land and construction-in-progress	557	41,071	75,250

35	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

36	COMMITMENTS

(a)	Capital commitments

As at December 31, 2012 and 2013, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Authorised but not contracted for	1,690,080	1,305,943

Contracted but not provided for	176,038	150,677

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

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on November 15, 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended December 31, 2013, the related lease rental paid and payable was RMB56,000,000 (2011 and 2012: RMB53,600,000 and RMB54,800,000).

37	BUSINESS COMBINATIONS

On November 30, 2013, the Company entered into an agreement to acquire the freight service business and related assets of China Railway Express Co., Ltd. Guangzhou Branch (“CREC”) and China Railway Container Transport Co. Ltd. Dalang Processing Station (“CRCT”), the subsidiaries of CRC which operate freight service business.

The purchase considerations for CREC and CRCT were approximately RMB102,284,000 and RMB76,894,000 respectively.

On November 30, 2013, control of the assets and operations of CREC and CRCT were transferred to the Company. Accordingly, the directors of the Company determined that the effective date of acquisition was November 30, 2013. The results of the operations of the above-mentioned entities have been included in the Group’s consolidated comprehensive income statement from November 30, 2013 onwards.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

37	BUSINESS COMBINATIONS (CONTINUED)

The following table summarizes the consideration paid for CREC and CRCT, the fair value of assets acquired and liabilities assumed at the acquisition date:

	China Railway Express Co., Ltd. Guangzhou Branch	China Railway Container Transport Co. Ltd. Dalang Processing Station
	RMB’000	RMB’000
Cash consideration paid	95,687	—
Cash consideration payable	6,597	79,897

Total consideration	102,284	79,897

Recognised amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	—	808
Trade and other receivables	—	65
Inventories	237	176
Other current assets	—	24
Property, plant and equipment	101,615	95,200
Construction-in-progress	—	2,700
Long-term prepaid expenses	432	18
Trade and other payables	—	(15,020)
Other liabilities	—	(4,074)

Total identifiable net assets	102,284	79,897

Goodwill	—	—

Outflow of cash to acquire business, net of cash acquired

	China Railway Express Co., Ltd. Guangzhou Branch	China Railway Container Transport Co. Ltd. Dalang Processing Station
	RMB’000	RMB’000
- Cash consideration paid in 2013	(95,687)	—
- Cash and cash equivalents balance acquired	—	808

- Net cash flows on acquisition	(95,687)	808

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangmeishan Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of the single largest shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Yuehai Railway Company Limited	Subsidiary of the single largest shareholder
Shichang Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway group	Subsidiary of the single largest shareholder
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yangcheng Living Service Centre	Subsidiary of the single largest shareholder
Pajiangkou Stone Pit	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder
Guangshengang Passenger Special Line Company Limited (i)	Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries (Continued)
Guangdong Guangzhu Intercity Rail Transportation Company Limited (ii)	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Lechang Anjie Railway Sleeper Company Limited	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder

Associates of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

(i)	In March 2012, the Guangzhou Railway Group disposed of its investment in Guangshengang Passenger Special Line Company Limited. As a result, Guangshengang Passenger Special Line Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangshengang Passenger Special Line Company Limited. However, the transactions with Guangshengang Passenger Special Line Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.
(ii)	In November 2012, the Guangzhou Railway Group disposed of its investment in Guangdong Guangzhu Intercity Rail Transportation Company Limited. As a result, Guangdong Guangzhu Intercity Rail Transportation Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangdong Guangzhu Intercity Rail Transportation Company Limited. However, the transactions with Guangdong Guangzhu Intercity Rail Transportation Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Provide services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	407,220	352,973	367,745
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,155,391	1,238,431	1,255,572
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	273,460	278,669	76,480

	1,836,071	1,870,073	1,699,797

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	23,696	11,218	24,174

Receive services and purchase
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	637,099	653,787	665,189
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,488,224	1,578,108	1,564,499
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 36(b))	53,600	54,800	56,000

	2,178,923	2,286,695	2,285,688

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	115,190	93,090	67,990
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	260,118	240,761	346,831
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	709,014	766,309	666,771
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vii)	224,892	287,903	229,999
Others	—	—	12,889

	1,309,214	1,388,063	1,324,480

Others
Compensation of loss on construction-in-progress from Guangzhu Railway Company Limited	17,039	—	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(iv)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(vii)	Determined by the budget under the national railway engineering quota.

(d)	Key management compensation

During the year ended December 31, 2011, 2012 and 2013, the compensation paid or payable to key management for employee services is RMB4,140,000, RMB3,116,000 and RMB2,110,000 respectively.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at December 31, 2012 and 2013, the Group had the following material balances maintained with related parties:

	As at December 31, 2012	As at December 31, 2013
	RMB’000	RMB’000
Due from Guangzhou Railway Group	194,679	236,609
- Trade receivables (i)	189,307	196,439
- Prepayments and other receivables	5,372	40,170
Due to Guangzhou Railway Group	22,914	35,316
- Trade payables (i)	21,679	34,137
- Other payables	1,235	1,179
Due from subsidiaries of Guangzhou Railway Group	67,321	174,553
- Trade receivables	37,631	130,387
Less: impairment provision	(19)	—
- Prepayments and other receivables	29,709	44,166
Due to subsidiaries of Guangzhou Railway Group	314,856	281,810
- Trade payables (ii)	282,266	237,847
- Other payables (iii)	32,590	43,963
Due from associates	1,784	4,399
- Prepayments and other receivables	14,096	16,711
Less: impairment provision (v)	(12,312)	(12,312)
Due to associates	5,376	6,318
- Trade payables	2,152	1,162
- Other payables (iv)	3,224	5,156
Prepayment for fixed assets and construction-in-progress	32,417	1,092
- Guangzhou Railway Group and its subsidiaries	1,092	1,092
- Associates	31,325	—
Payables for fixed assets and construction-in-progress	224,968	174,522
- Guangzhou Railway Group and its subsidiaries	45,883	135,029
- Associates	179,085	39,493

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at December 31, 2012 and 2013, the Group had the following material balances maintained with related parties (continued):

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(ii)	The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.
(v)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As at December 31, 2012 and 2013, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES

On March 14, 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council (“Approval”), the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC. In the current accounting period, although the transfer has not been completed, the transactions between the Group and CRC together with the subsidiaries which were wholly controlled by MOR previously (“CRC Group”) are disclosed considering the requirements of the accounting standards. In order to facilitate user’s comprehensive understanding of the Company’s business transactions, the Company discloses these transactions with CRC Group for 2011, 2012 and 2013. Unless otherwise specified, the transactions disclosed below have excluded the transactions with Guangzhou Railway Group and its subsidiaries disclosed in Note 38.

The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems. Since March 2013, the collecting, processing and distribution function of revenues which executed by MOR previously had been transferred to CRC. As at December 31, 2013, the cooperation mode and pricing model did not change.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(a)	Save as disclosed in other notes to the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Provide services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)	119,350	141,664	30,450
Revenue collected by CRC for services provided to CRC Group (ii)	2,099,121	2,235,810	2,070,966
Revenue from railway operation service provided to CRC Group (vi)	443,820	824,126	968,477

	2,662,291	3,201,600	3,069,893

Other services
Provision of repairing services for cargo trucks to CRC Group (ii)	221,386	247,335	286,265
Sales of materials and supplies to CRC Group (vii)	120,715	107,759	65,897
Provision of apartment leasing services to CRC Group (iii)	—	—	780

	342,101	355,094	352,942

Receive services and purchase of goods
Transportation related services
Provision of train transportation services by CRC Group (i)	206,124	213,755	264,372
Cost settled by CRC for services provided by CRC Group (ii)	1,232,819	1,425,412	1,457,451

	1,438,943	1,639,167	1,721,823

Other services
Provision of repair and maintenance services by CRC Group (iii)	71,777	51,810	68,963
Purchase of materials and supplies from CRC Group (iv)	92,093	390,314	131,061

	163,870	442,124	200,024

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(a)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with the CRC Group (continued):

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(v)	Determined by the budget under the national railway engineering quota.
(vi)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(vii)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(b)	Revenue collected and settled through the CRC:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
- Passenger transportation	7,769,115	7,522,886	7,740,887
- Freight transportation	831,860	764,359	871,173
- Luggage and parcel	—	—	100,884

	8,600,975	8,287,245	8,712,944

The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on behalf of the Group through the CRC’s settlement systems.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(c)	Balances due from/to CRC Group:

	As at December 31,
	2012	2013
	RMB’000	RMB’000
Due from CRC Group
- Trade receivables	522,739	667,800
- Other receivables	341	1,452

Due to CRC Group
- Trade payables	49,381	150,292
- Other payables	125	321

40	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.