Form 20-F
period 2014-12-31
GUANGSHEN RAILWAY CO LTD
filed 2015-04-28
CIK 1012139

As filed with the Securities and Exchange Commission on April 28, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2014:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000

(including 164,995,500 H shares in the form of American Depositary Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated File ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Forward-Looking Statements

Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements can be identified by the use of words or phrases such as “is expected to”, “will”, “is anticipated”, “plan to”, “estimate”, “believe”, “may”, “intend”, “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policy of the PRC government, changes in the Pearl River Delta economy and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

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

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.2046 to US$1.00, the certified exchange rate for December 31, 2014 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “ITEM 3. KEY INFORMATION—A. Selected Financial Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2010 through April 21, 2015.

We prepare and publish our consolidated financial statements in RMB.

Various amounts and percentages set out in this document have been rounded and, accordingly, may account for apparent discrepancies in the tables appearing herein. Unless the context otherwise requires or otherwise specified:

•	“Acquisition” means our acquisition of the railway transportation business between Guangzhou and Pingshi and the related assets and liabilities from Yangcheng Railway Company according to the asset purchase agreement dated November 15, 2004 between Yangcheng Railway Company and us.

•	“China” or “PRC” means the People’s Republic of China.

•	“CEPA” means the Closer Economic Partnership Arrangement between Hong Kong and Chinese Mainland entered into on October 27, 2004, as amended.

•	“CRHs” means China Railway High-Speed.

•	“CSRC” means China Securities Regulatory Commission.

•	“GRGC” means Guangzhou Railway (Group) Company, our largest shareholder.

•	“China Railway Corporation” or “CRC” means the entity set up on March 14, 2013 by the First Session of the 12th National People’s Congress of the PRC to perform the commercial functions formerly performed by the Ministry of Railways.

•	“Company”, “we”, “our”, “our Company” or “us” means Guangshen Railway Company Limited, a joint stock limited company incorporated in Shenzhen, China with limited liability, and its subsidiaries on a consolidated basis.

•	“CRC Group” means CRC together with the subsidiaries transferred from MOR.

•	“EMU” means electric multiple unit, a multiple unit train consisting of self-propelled carriages.

•	“HKSE” means the Stock Exchange of Hong Kong Limited.

•	“HKSE Listing Rules” means the Rules Governing the Listing of Securities on the HKSE.

•	“Hong Kong” means The Hong Kong Special Administrative Region of the PRC.

•	“Hong Kong dollars” or “HKD” means Hong Kong dollars, the lawful currency of Hong Kong.

•	“KCR” means Kowloon–Canton Railway.

•	“Macau” means the Macau Special Administrative Region of the PRC.

•	“MOR” means the Ministry of Railways, which was dissolved by the First Session of the 12th National People’s Congress of the PRC.

•	“MOT” means Ministry of Transport.

•	“MTR” means MTR Corporation Limited.

•	“Pearl River Delta” means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

•	“RMB” means Renminbi Yuan, the lawful currency of the PRC.

•	“Restructuring” means the restructuring conducted in connection with our initial public offering in 1996 during which we succeeded to the railroad and certain other businesses of our predecessor company and certain assets and liabilities of GRGC.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“ton” means metric ton; and one ton is approximately 2,205 pounds in weight.

•	“US$”, “USD” or “U.S. dollars” means U.S. dollars, the lawful currency of the United States.

•	“Yangcheng Railway Company” means Guangzhou Railway Group Yangcheng Railway Enterprise Development Company, a wholly owned subsidiary of GRGC, or its predecessor, Guangzhou Railway Group Yangcheng Railway Company.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2013 and 2014, and our Consolidated Comprehensive Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2012, 2013 and 2014 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The Selected Consolidated Balance Sheets Data as of December 31, 2010, 2011 and 2012 and our Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2010 and 2011 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
Income Statement Data:
Revenue from railroad businesses
- Passenger	7,377,145	8,026,512	7,841,091	8,058,291	6,988,288	1,126,308
- Freight	1,315,347	1,386,753	1,344,113	1,603,288	1,763,679	284,253
- Railway network usage and other transportation-related services	3,888,367	4,255,996	4,890,640	5,034,676	5,031,241	810,889

Subtotal	12,580,859	13,669,261	14,075,844	14,696,255	13,783,208	2,221,450
Revenue from other businesses	903,589	1,021,574	1,016,042	1,104,422	1,017,573	164,003

Total revenue	13,484,448	14,690,835	15,091,886	15,800,677	14,800,781	2,385,453
Railroad operating expenses	(10,481,496)	(11,123,133)	(12,263,021)	(12,878,816)	(12,729,828)	(2,051,676)
Other businesses operating expenses	(845,774)	(977,868)	(966,377)	(1,048,553)	(1,022,133)	(164,738)

Other (expense)/income and other (losses)/gains-net	(47,060)	(25,786)	71,815	14,903	7,138	1,150

Profit from operations	2,110,118	2,564,048	1,934,303	1,888,211	1,055,958	170,189
Profit attributable to equity holders of the Company	1,486,062	1,804,107	1,318,938	1,273,841	662,021	106,698
Profit from operations per share	0.30	0.36	0.27	0.27	0.15	0.02
Earnings per share for profit attributable to equity holders of the Company
- Basic and diluted	0.21	0.25	0.19	0.18	0.09	0.01
Dividends declared per share	0.09	0.10	0.08	0.08	0.05	0.01
Earnings per ADS for profit attributable to equity holders of the Company	10.49	12.73	9.31	8.99	4.67	0.75

	Year ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
Balance Sheet Data (at year end):
Working capital	1,576,567	3,064,855	3,254,818	648,201	1,011,115	162,961
Fixed assets	24,466,130	23,987,080	24,524,248	24,302,653	24,179,210	3,896,981
Leasehold land payments	560,391	544,403	528,296	657,593	668,005	107,663
Total assets	30,604,502	32,207,347	32,867,182	33,231,989	30,536,663	4,921,616
Equity attributable to equity holders of the Company	24,168,017	25,334,606	25,945,190	26,650,544	26,745,843	4,310,647
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1,00 per value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	910,975
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	230,684
Cash Flow Statement Data:
Net cash generated from operating activities	3,331,458	3,329,058	2,177,673	1,883,411	1,945,576	313,570
Net cash used in investing activities	(1,188,763)	(3,983,623)	(2,160,895)	(1,572,961)	3,373,821	543,761
Net cash used in financing activities	(599,288)	(637,736)	(708,522)	(572,785)	(4,067,018)	(655,484)
Purchase of fixed assets and payment for construction-in-progress	(1,158,399)	(943,390)	(1,836,154)	(1,376,601)	(999,633)	(161,112)
Dividends paid to shareholders of the Company	(566,683)	(637,533)	(708,354)	(566,680)	(566,685)	(91,333)
Other Data:
Railroad transportation operating income	2,099,363	2,546,128	1,812,823	1,817,439	1,053,380	169,774
Other businesses operating income	57,815	43,706	49,665	55,869	(4,560)	(735)

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.2046 to US$1.00, the certified exchange rate for December 31, 2014 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2014 or on any other date.

Exchange Rate Information

We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at US$1.00 = RMB6.2046, the certified exchange rate for December 31, 2014 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was US$1.00 = RMB6.2010 on April 21, 2015.

The following table sets forth information for the RMB noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3043	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October 2014	6.1124	6.1251	6.1385	6.1107
November 2014	6.1429	6.1249	6.1429	6.1117
December 2014	6.2046	6.1886	6.2256	6.1490
2015

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High
January 2015	6.2495	6.2181	6.2535	6.1870
February 2015	6.2695	6.2518	6.2594	6.2399
March 2015	6.2082	6.1989	6.2082	6.1930
April 2015 (through April 21, 2015)	6.2010	6.2011	6.1930	6.2152

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

Dividends

At a meeting of the directors held on March 25, 2015, the directors proposed a final dividend of RMB0.05 per ordinary share for the year ended December 31, 2014, which is to be voted up on at our annual general meeting of shareholders scheduled on May 28, 2015.

This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2014, but instead as equity attributable to equity holders of our Company.

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

The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported. Although the global and PRC economies began to show signs of recovery since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and concerns regarding the decreased growth rate of China’s economy. In particular, we experienced decreased inbound freight volume and revenue in 2012 and 2014 and decreased inbound freight volume in 2013, partially due to diminished export of PRC commodities affected by the slowdown of the global economic growth and international trade and decelerating economic growth in China, overall downward demand on the transportation market and diversion of customers away to high-speed railways for the passenger and freight transportation business. Any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.

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

We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. With the establishment of the “four horizontal and four vertical” high-speed railway network, the number of high-speed trains connecting the Pearl River Delta and other major mainland cities is increasing. The Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013 and the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014. As a result, the number of passengers using our long-distance train services has decreased. Although we commenced the operation of more long-distance trains and the newly-built Shenzhen East Station to increase our passenger transportation capacity, we may continue to experience a decrease in the number of passengers using our long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Competition” for additional information regarding our competition.

Any significant decrease in the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region and elsewhere in China may have a material adverse effect on our revenue and results of operations.

The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, especially Guangdong and Hong Kong, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu, H1N1 or H7N9 influenza, dengue fever, Ebola virus or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. For example, we experienced decreased inbound freight volume and revenue in 2014, partially due to the slowdown of GDP growth and a shift in the Pearl River Delta economy towards technology businesses, which resulted in decreased freight volume transported by rail. Furthermore, following China’s accession to the World Trade Organization, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions, ports and free trade zones in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.

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

In March 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the Ministry of Railways (“MOR”) was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the Ministry of Transport (“MOT”), other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the China Railway Corporation established in March 2013. In January 2014, the National Railway Bureau was established. It oversees seven regional railway supervision and administration bureaus, including the Guangzhou Railway Supervision and Administration Bureau, which supervises Guangzhou Railway (Group) Company (“GRGC”) and Nanning Railway Bureau. Upon the completion of the transfer, the de facto control of our largest shareholder was transferred to China Railway Corporation. Currently, we are in the course of ascertaining the progress of the transfer and will make further disclosure concerning the progress in the due course. In the transition period between the dissolution of the MOR and the full functioning of the MOT, the National Railway Administration and the China Railway Corporation, there may be uncertainty in the division of functions with the MOR or the entities previously controlled or owned by it, and in our future relationships with the MOT, the National Railway Administration and the China Railway Corporation. Our commercial transactions may be renegotiated and the regulatory landscape may change.

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

Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the restructuring of these industries, the movement of labor, the upgrading of the industrial structure and a shift in the Pearl River Delta economy towards technology businesses, we may experience reduced demand for our freight transportation services. For example, some products and materials, such as advanced technological products, which tend to be compact, may be instead shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, the aggregate weight of goods we transported decreased each year from 2007 to 2009 and from 2011 to 2014. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.

Significant increases in electricity prices could harm our business.

Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2012, 2013 and 2014, we paid approximately RMB660.7 million, RMB675.2 million and RMB585.8 million, respectively, in electricity charges. Accordingly, significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.

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

Before our A Share Offering, in December 2006, GRGC held 67% of our issued share capital and was our controlling shareholder. Although the equity interest held by GRGC in our Company decreased to approximately 41% after the completion of the A Share Offering and further to approximately 37.1% as a result of the transfer by GRGC of a portion of its equity interest in our Company to the National Social Security Fund Council in September 2009, GRGC can still exercise substantial influence over our Company. GRGC’s ownership percentage enables it to exercise substantial influence over (i) our policies, management and affairs; (ii) our determinations on the timing and amount of dividend payments and our adoption of amendments to certain of the provisions of our Articles of Association and (iii) the outcome of most corporate actions. Subject to the requirements of applicable laws and regulations in China and the HKSE Listing Rules, GRGC may also cause us to effect certain corporate transactions.

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2014, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2014, our environmental protection-related expenses were approximately RMB21.0 million, mainly related to construction of sewage facilities in railway stations.

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

The revenue or charges for certain long-distance passenger train and freight transportation businesses are finally settled by China Railway Corporation in accordance with the unified settlement rules.

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B Related Party Transactions” and Notes 38 and 39 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by China Railway Corporation (“CRC”) within the PRC, we work in cooperation with CRC and other railway companies controlled by CRC for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by CRC based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by CRC based on our own data and information, the amount of settlement is finally settled by CRC.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2012, 2013 and 2014, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

An independent registered public accounting firm which has a substantial role in the audit of our company, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including an independent registered public accounting firm which has a substantial role in the audit of our company, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. The independent registered public accounting firm which has a substantial role in the audit of our company is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“CSRC”) and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies with shares listed and traded on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of the independent registered public accounting firm which has a substantial role in the audit of our company. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of the audit procedures or quality control procedures of the independent registered public accounting firm which has a substantial role in the audit of our company as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on five PRC-based accounting firms, including the independent registered public accounting firm, which has a substantial role in the audit of our firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we may have difficulties complying with the requirements of the Exchange Act.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including an independent registered public accounting firm which has a substantial role in the audit of our company, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including an independent registered public accounting firm which has a substantial role in the audit of our company, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, (including the independent registered public accounting firm which has a substantial role in the audit of our company) losing, temporarily or permanently, the ability to practice before the SEC.

In January 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, if the accounting firms including the independent registered public accounting firm which has a substantial role in the audit of our company were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can perform such substantial role in the audit of our company, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Passenger transportation is our principal business. As of December 31, 2014, we operated 233.5 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 115.5 pairs of long-distance trains. We have adopted an “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed trains” or “CRHs”, every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by us and the MTR Corporation Limited (“MTR”) are one of the most important means of transportation between Guangzhou and Hong Kong. We have organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.

Freight transportation is another important segment of our business. We are well-equipped with comprehensive freight facilities and are able to efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. Our rail lines operated are closely knitted with the major ports in Guangzhou and Shenzhen and are connected to several large industrial zones, logistics zones and plants and mines in the Pearl River Delta region via the railroad sidings. The major market of our freight transportation business is domestic mid-to long-distance transportation, and we enjoy competitive advantages in domestic mid-to long-distance freight transportation.

We have extended our passenger and freight transportation business to include railway operation services with the commencement of Wuhan-Guangzhou Passenger Railway Line in December 2009. As of the date of this annual report, we have provided such services to Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangzhou-Zhuhai Railway Company Limited, Xiamen-Shenzhen Railway (Guangdong) Company Limited and Ganzhou-Shaoguan Railway Company Limited. With the successful completion and commencement of operation of a series of high-speed railways and inter-city railways in the “Pan Pearl River Delta”, our geographical coverage of railway operation service will be more extensive. We also intend to grow our business through railway operation services.

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

In 1979, Guangshen Railway Company, our predecessor, in conjunction with Kowloon–Canton Railway (“KCR”), which has been merged into the MTR, was engaged in the joint operation of Hong Kong Through Train passenger services between Guangzhou and Hong Kong.

In 1984, to exploit the rapid growth in the Pearl River Delta, Guangshen Railway Company, our predecessor, was established pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Bureau. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, construction of the second line was completed. In 1991, Guangshen Railway Company began the construction of a semi-high-speed rail line and purchased locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 kilometers per hour. Commercial operation of the electric multiple units (“EMUs”) commenced in December 1994.

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

On May 29, 2014, we entered into an agreement with Guangzhou Railway (Group) Company Guangzhou Railway Economic Development Co., Ltd. to acquire certain assets and liabilities in relation to the freight service business. The total amount of assets were RMB161.7 million and total amount of liabilities were RMB39.3 million. The purchase price was approximately RMB122.4 million.

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

As of April 28, 2015, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

Eastbound. Our line connects with the Guangzhou-Meizhou-Shantou rail line and Xiamen-Shenzhen rail line. Guangzhou-Meizhou-Shantou rail line is operated by Guangmeishan Railway Company, a company jointly established by GRGC, the Guangdong Provincial Railway Company and other public investors. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong. The section of Xiamen-Shenzhen rail line in Guangdong Province is owned by Xiamen-Shenzhen Railway (Guangdong) Company Limited, a subsidiary of GRGC. We provide the operational services to Xiamen-Shenzhen Railway (Guangdong) Company Limited. At Pinghu, our rail line connects with two local port lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen—Shekou, Chiwan and Mawan—and the other, Pingyan Railway, serves Yantian port, an international deep-water port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

B.	Business Overview

Business Operations

Our principal businesses are railroad passenger, freight transportation, railway network usage and other transportation-related services, which collectively generated 93.1% of our total revenue in 2014. The remaining 6.9% of our total revenue in 2014 mainly consisted of train repair, on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

In 2014, in the face of an unfavorable operating environment with stalled macroeconomic growth, sluggish demand in the railway market and heavy competition in the transportation market, we strived to achieve the targets set out by the Board, including enhancing workplace safety, exploring potential operational capabilities, improving passenger and freight services, improving asset management, strengthening cost control and standardizing operations to ensure the safety and stability of transport and production. However, with the extension of the Pilot Scheme for the Change from Business Tax to Value-added Tax (the “Pilot Scheme”) to the railway transportation industry on January 1, 2014, our operating revenue shrank significantly in 2014 as compared with the previous year, resulting in a sharp decline in net profit year-on-year despite a slight decline in operating costs.

In 2014, we achieved a passenger volume of 90.1 million persons, representing a year-to-year decrease of 0.9%; a tonnage of freight of 51.6 million tons, representing a year-to-year decrease of 13.4%, generating operating revenues of RMB14,801 million, representing a year-to-year decrease of 6.3%; consolidated profits attributable to equity holders of RMB662 million, representing a year-to-year decrease of 48.0%; and basic earnings per share of RMB0.09.

The table below summarizes our railroad business revenue and traffic volume for the periods indicated:

	Year ended December 31,
	2010	2011	2012	2013	2014
Passenger Transportation
Total passenger revenue (RMB millions)	7,377.14	8,026.51	7,841.09	8,058.29	6,988.29
Total passengers (millions)	84.92	90.83	84.60	90.96	90.11
Total passenger-kilometers (millions)	27,472.00	28,523.99	26,788.80	27,844.65	27,953.94
Revenue per passenger-kilometer (RMB)(1)	0.27	0.28	0.29	0.29	0.25
Freight Transportation
Total freight revenue (RMB millions)	1,315.35	1,386.75	1,344.10	1,603.29	1,763.68
Total freight tons (millions)	67.93	68.70	62.67	59.56	51.56
Revenue per ton (RMB)(2)	19.36	20.18	21.45	26.92	34.21
Total ton-kilometers (millions)	15,191.43	15,519.10	14,620.50	13,293.83	11,425.99
Revenue per ton-kilometer (RMB)(3)	0.09	0.09	0.09	0.12	0.15
Railway Network Usage and other transportation-related services (RMB millions)	3,888.37	4,256.00	4,890.64	5,034.68	5,031.24

(1)	Revenue per passenger-kilometer is calculated by dividing total passenger revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business.
(2)	Revenue per ton is calculated by dividing total freight revenue by total freight tons. Management believes that revenue per ton is a useful measure for assessing the revenue levels of our freight transportation business.
(3)	Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenue per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation is our largest business segment, accounting for 47.2% of our total revenue and 50.7% of our railroad business revenue in 2014. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen inter-city express trains;

•	long-distance trains; and

•	Through Trains in Hong Kong.

As of December 31, 2014, we operated a total of 233.5 of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing an increase of 4.5 pairs from 229 pairs as of December 31, 2013, of which:

•	105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs);

•	13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains); and

•	115.5 pairs of long-distance trains, representing an increase of 4.5 pairs from 111 pairs as of December 31, 2013. Long-distance trains included long-distance passenger trains operated by us between: Shenzhen and Shanghai South; Shenzhen and Beijing West; Kowloon and Beijing West; Guangzhou and Shanghai South; Guangzhou and Beijing West; Guangzhou and Pingshi; Guangzhou and Chongqing North; Guangzhou and Dazhou; Guangzhou and Xi’an; Guangzhou and Taizhou; Guangzhou and Jiujiang; Guangzhou and Wenzhou; Guangzhou and Yantai; Guangzhou and Zhangjiajie; Guangzhou and Xi’ning; Guangzhou and Lhasa; Guangzhou and Ganzhou and Sanya and Beijing West. Long-distance trains also included domestic long-distance trains that are operated by other operators but originating or terminating on, or passing through, our railroad.

The table below sets out passenger revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total passenger revenue			Total passengers			Revenue per passenger
	2012	2013	2014	2012	2013	2014	2012		2013		2014
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	2,373.6	2,415.8	2,115.1	35.8	37.0	36.0	66.3		65.3		58.8
Hong Kong Through Trains	480.2	498.3	526.9	3.8	3.9	3.9	127.6		127.5		135.1
Long-distance Trains(1)	4,450.0	4,560.3	3,782.5	45.0	50.1	50.2	N/A	(1)	N/A	(1)	N/A	(1)
Other Revenues from Passenger Transportation(2)	537.3	583.9	563.8	—	—	—	—		—		—
Combined passenger operations	7,841.1	8,058.3	6,988.3	84.6	91.0	90.1	N/A	(1)	N/A	(1)	N/A	(1)

(1)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.
(2)	Since 2014, we have separated Other Revenues from Passenger Transportation from Long-distance Trains to more accurately reflect the correlation between passenger revenue and volumes, and have re-categorized Revenue from Long-distance Trains for 2012 and 2013 to reflect this change.

Guangzhou-Shenzhen Trains. In 2014, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 30.3% of our railroad passenger transportation revenue. As of December 31, 2014, we operated 105 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains decreased by 2.7% from 37.0 million in 2013 to 36.0 million in 2014. The revenue from our Guangzhou-Shenzhen trains decreased by 12.5% from RMB2,415.8 million in 2013 to RMB2,115.1 million in 2014. The decrease in passenger volume and revenue of Guangzhou-Shenzhen trains was primarily due to (i) an increase in the number of travelers travelling between Guangzhou and Shenzhen by high-speed train, which diverts the passenger volume from Guangzhou-Shenzhen trains, and (ii) the opening of the highway between Guangzhou and Shenzhen in December 2013.

Hong Kong Through Trains. In 2014, our passenger transportation services on Hong Kong through trains accounted for 7.5% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains). We are responsible for the operation of the Beijing/Shanghai-Kowloon Through Trains and 8 pairs of Canton-Kowloon Through Trains while MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains. In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates.

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

The volume of passengers who traveled on the Hong Kong Through Trains in 2014 remained the same as in 2013 at 3.9 million. The revenue from Hong Kong Through Trains increased by 5.7% from RMB498.3 million in 2013 to RMB526.9 million in 2014. This increase in passenger volume and revenue was mainly due to (i) the comfort, speed and convenience of Hong Kong Through Trains attracted an increasing number of travelers traveling to Hong Kong and Macau, and (ii) the appreciation of the RMB against the HK dollar lowered the effective costs of traveling on Hong Kong Through Trains.

Domestic Long-distance Trains. In 2014, our passenger transportation services on domestic long-distance trains accounted for 62.2% of our railroad passenger transportation revenue. As of December 31, 2014, we operated on a daily basis 115.5 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region and Tibet Autonomous Region. In 2014, the number of passengers traveling on our long-distance trains was 50.2 million, representing an increase of 0.3% from 50.1 million in 2013. Our revenue from long-distance trains in 2014 was RMB3,782.5 million, compared to RMB4,560.3 million in 2013. The passenger volume of long-distance trains remained relatively stable. The decrease in revenue of long-distance trains was primarily due to the extension of the Pilot Scheme to the railway transportation industry from January 1, 2014. Value-added tax is a tax on top of but distinct from price. According to the relevant accounting standard in China and overseas, operating revenues should be recognized after deducting value-added tax. As our income and pricing scheme remained unchanged after the implementation of the Pilot Scheme, the deduction of value-added tax from income from the original pricing scheme resulted in lower revenue as compared with the same period last year.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2014:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2014 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	29.0

Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway,Guangzhou-Shenzhen Railway, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	21.3

Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	22.9

Dongguan Station	Changping Town, Dongguan	Guangzhou-Shenzhen Railway	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	3.4

Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	3.6

Freight Transportation

Revenue from our freight transportation accounted for 11.9% of our total revenue and 12.8% of our railroad business revenue in 2014. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

Revenue from freight transportation business in 2014 was RMB1,763.7 million, an increase of 10.0% from RMB1,603.3 million in 2013. This increase in freight revenue was mainly due to the following factors:

•	On November 30, 2013, we acquired the container transportation-related cargo business and assets originally owned by Dalang Handling Station of CRC, resulting in a year-on-year increase in related revenues;

•	Freight transportation-related services and revenues, such as retrieval and delivery of goods and cargo handling, was reclassified as freight transportation services and revenues, under the “One Price Policy” implemented on June 15, 2013; and

•	Since February 15, 2014, the unified national railway freight transportation fee has been increased by 1.5 cents per ton kilometer. The freight transportation of Beijing-Guangzhou railway Guangzhou-Pingshi section is operated by us and has adopted a unified fee.

The total tonnage of freight we transported in 2014 was 51.6 million tons, representing a decrease of 13.4% from 59.6 million tons in 2013. This decrease in freight volume was mainly due to the following factors:

•	Factors including the slowing economic growth in China and an economic shift in the Pearl-Delta region towards technology businesses contributed to a decrease of goods transported via the railway network; and

•	Since commencing operation, Guangzhou-Zhuhai Railway has increased the competition for freight transportation in the Guangzhou-Shenzhen area.

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

Railway Network Usage and other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 34.0% of our total revenue and 36.5% of our railroad business revenue in 2014. In 2014, our revenue from railway network usage and other transportation-related services was RMB5,031.2 million, representing a decrease of 0.1% from RMB5,034.7 million in 2013.

The decrease in revenue from railway network usage was principally due to:

•	our acquisitions of the container transportation-related cargo business and assets originally operated by Dalang Handling Station of CRC, and the baggage and parcel transportation business operated by CRC Express Co. Ltd Guangzhou Branch, after November 30, 2013;

•	the Pilot Scheme, which was extended to the railway transportation industry from January 1, 2014. Value-added tax is a tax on top of but distinct from price. According to the relevant accounting standard in China and overseas, operating revenues should be recognized after deducting value-added tax. As our income and pricing scheme remained unchanged after the implementation of the Pilot Scheme, the deduction of value-added tax from income from the original pricing scheme resulted in lower revenue as compared with the same period last year; and

•	a drop in the prices for the national railway network usage services.

The increase in revenue from railway operation services was principally due to :

•	an increase of railway transportation services provided to Wuhan-Guangzhou Passenger Railway Line, Guangzhou-Shenzhen-Hongkong Express Railway Line, Guangzhou-Zhuhai Inter-city Railway Line, Xiamen-Shenzhen Railway and Guangzhou-Zhuhai Railway; and

•	additional railway operation services for Great Southern Rail.

The increase in revenue from other services was mainly due to the acquisition of baggage and parcel delivery-related freight-transportation business and asset originally operated by CRC Express Co. Ltd Guangzhou Branch on November 30, 2013.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2012	2013	2014
	(RMB millions)
Railway Network Usage(1)	3,474.2	3,326.5	2,860.2
Passenger transportation network usage services	2,908.6	2,920.3	2,630.9
Freight transportation network usage services	565.6	406.2	229.3
Other Transportation-related Services(2)	1,416.4	1,708.2	2,171.0
Railway operation services	1,078.2	1,383.9	1,773.3
Other Services(3)	338.2	324.3	397.7

Total	4,890.6	5,034.7	5,031.2

(1)	In the past, we divided the Railway Network Usage Service into locomotive traction, track usage, electric catenaries (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services. Since 2014, we have divided the Railway Network Usage Service into passenger transportation network usage services and freight transportation railway network usage services to better reflect the business structure of transportation network clearance service.
(2)	Other transportation-related services include provision of railway operation services and other services.
(3)	Other services include lease of locomotive and passenger trains, fueling of locomotive and passenger trains, parcel transportation and other transportation.

Other Businesses

Revenue from our other businesses accounted for 6.9% of our total revenue in 2014. Our other businesses mainly consist of train repairs, on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Revenue from our other businesses was RMB1,017.6 million in 2014, compared to RMB1,104.4 million in 2013.

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

In 2009, we launched the finance IC card and Fastpass card systems at stations along the Guangzhou-Shenzhen line, which enabled the passengers to board the trains by flashing the cards without having to queue for tickets. Starting in 2011, in order to facilitate the adoption of our real-name ticketing systems, we ceased operations of the Fastpass card systems. By the end of 2014, we had issued an aggregate of 1.1 million finance IC cards on an accumulative basis. We have installed 8 self-service seat reservation terminals and 42 self-service ticket-invoice printing terminals for travelers using financial IC cards along the Guangzhou-Shenzhen line.

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

The current settlement method for passenger transportation is stipulated by the MOR and is still under execution. It provides that all revenue from passenger train services (including revenue generated from luggage and parcel services) is considered passenger transportation revenue and belongs to the railway bureau that operates that train. The railway bureau in turn pays other railway bureaus the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway bureaus operating the long-distance train services are required to pay us the following fees: (i) the portion of the revenue from the sale of tickets that is higher than the PRC national railway standards due to our special pricing standards and (ii) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenue from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulatory Overview—Pricing.”

Freight Transportation

Since June 2013, National Railway Corporation implemented the door-to-door freight fee for railway freight transportation which covers all fees incurred from loading goods, transportation from departure station to arrival station and ultimately to the designated destination. Door-to-door freight fees are charged one-time on the consignor’s account and evidenced by consignment invoice, which lists all chargeable services with corresponding prices.

We charge door-to-door freight fees where we are responsible to goods delivery. After deducting freight fees payable to us incurring in the railway lines under our control, we settled the balance with other relevant Railway Bureau through National Railway Corporation’s clearing system on a monthly basis. For goods not delivered by us but transported through our lines, we received the settlement through National Railway Corporation’s clearing system on a monthly basis.

In May 2013, National Railway Corporation restructured the businesses between CRCT, CREC and China Railway Special Cargo Services CO., Ltd. (“CRSCS”). After the restructuring, CRCT took charge of the container operation and management and left the container transportation business with all relevant assets to National Railway Bureau. CRE transformed into a logistics company, providing services to the public, while National Railway Bureau was responsible for the operation and management of luggage carts, postal trains, postal and parcel express special trains and operational bases. CRSCS expanded the businesses into container, mail and luggage transportation.

On November 30, 2013, we entered into an asset transfer agreement with China Railway Express Co., Ltd. Guangzhou Branch (“CREC GB”) and China Railway Container Transport Co. Ltd. Dalang Processing Station (“CRCT DS”). CREC GB and CRCT DS are all subsidiaries of CRC. The consideration for CREC GB and CRCT DS were approximately RMB102.3 million and RMB79.9 million, respectively. On the same day, control of the assets and operations of CREC and CRCT were transferred to us. The results of operations of the above-mentioned entities have been included in our consolidated comprehensive income statements starting on November 30, 2013.

Our revenue from container, postal transportation and postal and parcel express special train services have been included into transportation revenue after business optimization.

We and National Railway Bureau pay National Railway Corporation a fee for railway boxes, which is collected by CRCT. Special cargo transportation income, partially paid to National Railway Bureau and us as railroad usage fees and locomotive traction fees, is attributable to CRSCS.

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. We compete for long-distance travelling passengers against other railway service providers operating within our service territory. The Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013 and the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

With respect to freight transportation, we face increasing competition from truck transportation in the medium-and short-distance freight transportation market as the expressway and highway networks in our service region and neighboring areas have increasingly improved. By comparison, in the long-distance freight transportation market, especially in the areas where water transportation is not well developed, our freight transportation service has many advantages compared to truck transportation due to the higher cost of truck transportation, susceptibility of truck transportation to traffic conditions and a scarcity of heavy duty trucks. Our freight transportation also competes with water transportation as the waterway networks have increasingly improved. Supported by its more extensive network, railway freight transportation is more competitive in terms of speed and safety compared to water transportation, especially in those areas that are far from coasts and main waterways. As air freight is very expensive and attracts a different group of customers, we do not consider that our freight transportation services face significant competition from air freight. In China, a significant portion of the bulky freight with low added-value is still transported by railroad.

Equipment, Tracks and Maintenance

As of December 31, 2014, we operated 146 diesel locomotives, 201 electric locomotives, 20 EMUs and 1,528 passenger coaches for our operations.

The freight cars we use are all leased from CRC, to which we pay uniform rental fees based on the national standards set by CRC. The amounts of such usage fees we paid to CRC in 2012, 2013 and 2014 were approximately RMB201.2 million, RMB231.5 million and RMB269.1 million, respectively.

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

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2012, 2013 and 2014, we made improvements to approximately 133 kilometers, 95 kilometers and 133 kilometers of railway lines, respectively.

Major Suppliers and Service Providers

GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2014, we purchased approximately RMB560.0 million in materials and supplies from GRGC and its subsidiaries, which represented 42.7% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions.”

The companies or bureaus owned or controlled by CRC, including the GRGC, our single largest shareholder, are our major customers. In 2014, we collected approximately RMB1,960.7 million from GRGC and its subsidiaries, which represented 13.2% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2012, 2013 and 2014, we paid approximately RMB660.7 million, RMB675.2 million and RMB585.8 million, respectively, in electricity charges.

Regulatory Overview

As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations.

Prior to March 14, 2013, we were regulated by the MOR. However, on March 14, 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the MOT, other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the China Railway Corporation. Upon the completion of the transfer, the de facto control of our largest shareholder was transferred to China Railway Corporation. The details of this plan have not yet been announced. Therefore, the following discussion regarding the regulation of the PRC national railway system may change substantially to reflect this plan. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Business— Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.”

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

Railway group companies are directly responsible for passenger and freight transportation as well as the coordination and supervision of operations carried out by train stations within their respective service territory. There are currently 18 railway group companies overseeing distinct portions of the national railway system.

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

Environmental Protection

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2014, our environmental protection-related expenses were approximately RMB21.0 million, mainly related to construction of fixed suction sewage facilities in railway stations.

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

C.	Organizational Structure

The following table lists our significant subsidiaries as of December 31, 2014:

Name	Country of Incorporation	Percentage of Interest held by our Company
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	100%
Shenzhen Nantie Construction Supervision Company Limited	PRC	76.66%
Shenzhen Railway Property Management Company Limited	PRC	100%
Shenzhen Guangshen Railway Travel Service Ltd.	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%

In 2014, Guangzhou Tielian Economy Development Company Limited (“Guangzhou Tielian”), a 50.5% owned subsidiary of our Company, was liquidated.

D.	Property, Plant and Equipment

We occupy a total area of approximately 39.4 million square meters, among which, we own the land use right of approximately 11.4 million square meters on which our buildings and facilities of Guangzhou-Shenzhen railway are located, and we lease approximately 28.0 million square meters from GRGC for the Guangzhou-Pingshi Railway.

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

As of December 31, 2014, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land with an aggregate area of approximately 1,995,511 square meters. After consultation with our PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

As of December 31, 2014, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, which had an aggregate carrying value of approximately RMB1,921.1 million. After consultation with our PRC legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

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

As of April 28, 2015, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 325,325 square meters.

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

For the year ended December 31, 2014, our total revenue was RMB14,800.8 million, profit attributable to equity holders was RMB662.0 million, and earnings per share were RMB0.09. Railroad business revenue accounted for 93.3%, 93.0% and 93.1% of our total revenue in 2012, 2013 and 2014, respectively.

Passenger transportation is our principal business. In 2014, the total number of our passengers was 90.1 million, representing a decrease of 1.0% from 91.0 million in 2013. Our passenger transportation revenue was RMB6,988.3 million in 2014, representing a decrease of 13.3% from RMB8,058.3 million in 2013.

We transported a total of 51.6 million tons of freight in 2014, representing a decrease of 13.4% from 59.6 million tons in 2013. Our freight transportation revenue in 2014 was RMB1,763.7 million, representing an increase of 10.0% from RMB1,603.3 million in 2013.

Revenue from our railway network usages and other transportation-related services business was RMB5,031.2 million in 2014, representing a decrease of 0.1% from RMB5,034.7 million in 2013.

Revenue from our other businesses was RMB1,017.6 million in 2014, compared to RMB1,104.4 million in 2013.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium-to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the recent global financial crisis and economic downturn had adversely affected economies and businesses around the world, including in China. Due to the global economic downturn, the economic situation in China was severe in the second half of 2008. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although many places around the world have recovered since the second half of 2009, the global economic downturn, Europe’s sovereign debt crisis, the stability of the Eurozone and the decreased growth rate of China’s economy may have a material and adverse effect on our businesses, results of operations and financial condition. For example, we experienced a decrease in the volume of freight transportation, partially due to the slowdown of China’s economic growth and a shift in the Pearl River Delta economy towards technology businesses, which require less freight to be transported by rail.

Competitive Pressure from other Railway Operators and other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. With the establishment of the “four horizontal and four vertical” high-speed railway network, more high-speed trains that connect the Pearl River Delta region and other major mainland cities are available to the public, including the Guangzhou-Shenzhen-Hong Kong passenger line which commenced operation in December 2011, the Beijing-Guangzhou passenger line which commenced operation in December 2012, the Xiamen-Shenzhen passenger line which commenced operation in December 2013 and the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines which commenced operation in December 2014. As a result, the number of passengers traveling by our long-distance train services decreased recently. In response to such competition, we adjusted the operational scheme of passenger transportation to increase the number of pairs of long-distance trains. In addition, the opening of the Guangzhou-Shenzhen high speed rail way, the rapid growth in the number of privately owned vehicles and a higher penetration of bus services also affected the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services. We also expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. New passenger lines across China have commenced operations since 2009.

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

Year ended December 31, 2014 compared with year ended December 31, 2013

Revenue

In 2014, our total revenue was RMB14,800.8 million, representing a decrease of 6.3% from RMB15,800.7 million in 2013. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation-related services was RMB6,988.3 million, RMB1,763.7 million and RMB5,031.2 million, respectively, accounting for approximately 47.2%, 11.9% and 34.0% of our total revenue in 2014, respectively.

Passenger transportation. Revenue from passenger transportation accounted for 47.2% of our total revenue and 50.7% of our railroad business revenue in 2014. As of December 31, 2014, we operated 233.5 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 115.5 pairs of long-distance trains.

In 2014, the total number of our passengers was 90.1 million, representing a decrease of 1.0% from 91.0 million in 2013. Our passenger transportation revenue was RMB6,988.3 million in 2014, representing a decrease of 13.3% from RMB8,058.3 million in 2013. The decrease in passenger volume was primarily due to the establishment of the “four horizontal and four vertical” high-speed railway network. The increasing number of high speed railways between the Pearl River Delta Area and other major cities in Mainland China is drawing away passengers from the existing railway network in the Guangzhou-Shenzhen area, especially the Guangzhou-Shenzhen Intercity Railway, with growing adverse effects on our passenger volumes. The decrease in revenue from passenger volume was primarily due to: (i) the extension of the Pilot Scheme to railway transportation industry from January 1, 2014. Value-added tax is a tax on top of but distinct from price. According to the relevant accounting standard in the PRC and overseas, operating revenues should be recognized after deducting value-added tax. As our income and pricing scheme remained unchanged after the implementation of the Pilot Scheme, the deduction of value-added tax from income from the original pricing scheme resulted in lower revenue as compared with the same period last year; (ii) long-distance train services for the Guangzhou-Liuzhou route and the Shenzhen(East)-Shanghai(South) route were terminated pursuant to a nationwide railway network adjustment in 2013, which resulted in a year-on-year decrease in the relevant revenue; and (iii) during the reporting period, the decrease in passenger volume in 2014.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2013 and 2014:

	Year ended December 31,		Change from
	2013	2014	2013 to 2014
Revenue from passenger transportation (RMB thousands)	8,058,291	6,988,288	13.3%
Total passengers (thousands)	90,957	90,113	0.9%
Total passenger-kilometers (millions)	27,845	27,954	0.4%
Revenue per passenger-kilometer (RMB)	0.29	0.25	(13.8%)

Freight transportation. Revenue from our freight transportation accounted for 11.9% of our total revenue and 12.8% of our railroad business revenue in 2014.

Revenue from freight transportation business in 2014 was RMB1,763.7 million, an increase of 10.0% from RMB1,603.3 million in 2013. This increase in freight revenue was mainly due to (i) on November 30, 2013, we acquired the container transportation-related cargo business and assets originally owned by Dalang Handling Station of CRC, resulting in a year-on-year increase in related revenues; (ii) freight transportation-related services and revenues, such as retrieval and delivery of goods and cargo handling, was reclassified as freight transportation services and revenues, under the “One Price Policy” implemented on June 15, 2013; and (iii) since February 15, 2014, the unified national railway freight transportation fee has been increased by 1.5 cents per ton kilometer. The freight transportation of Beijing-Guangzhou railway Guangzhou-Pingshi section, which we operate, has adopted a unified fee. The total tonnage of freight we transported in 2014 was 51.6 million tons, representing a decrease of 13.4% from 59.6 million tons in 2013. This decrease in freight volume was mainly due to (i) factors including the slowdown of economic growth in China and the economic shift of the industry structure towards technology-driven business in the Pearl River Delta region, which contributed to a decrease of goods volume transported via the railway network; and (ii) Guangzhou-Zhuhai Railway, which has been drawing away freight transportation demand from the Guangzhou-Shenzhen area since commencing operations.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2013 and 2014:

	Year ended December 31,		Change from
	2013	2014	2013 to 2014
Revenue from freight transportation (RMB thousands)	1,603,288	1,763,679	10.0%
- Revenue from outbound freight transportation	527,412	590,448	12.0%
- Revenue from inbound and pass-through transportation	904,908	920,255	1.7%
- Revenue from other freight transportation services	170,968	252,976	48.0%
Total freight tons (thousands of tons)	59,556	51,562	(13.4%)
- Outbound freight tonnage	20,344	18,318	(10.0%)
- Inbound and pass-through freight tonnage	39,212	33,244	(15.2%)
Revenue per ton (RMB)	26.9	34.2	27.2%
Total ton-kilometers (millions)	13,293.8	11,426.0	(14.1%)
Revenue per ton-kilometer (RMB)	0.12	0.15	25%

Railway network usage and other transportation-related services. Revenue from our railway network usage and other transportation-related services accounted for 34.0% of our total revenue and 36.5% of our railroad business revenue in 2014. Railway network usage and other transportation-related services mainly include locomotive traction, track usage, electric catenaries, vehicle coupling and other services. Revenue from our railway network usages and other transportation-related services business was RMB5,031.2 million in 2014, representing a decrease of 0.1% from RMB5,034.7 million in 2013. The decrease in revenue from railway network usage and other transportation-related services was principally due to (i) the reduction in the revenues after November 30, 2013, when we acquired the container transportation-related cargo business and assets originally operated by Dalang Handling Station of CRC, and the baggage and parcel transportation business operated by CRC Express Co. Ltd Guangzhou Branch; (ii) the Pilot Scheme, which was implemented for the railway transportation industry from January 1, 2014. Value-added tax is a tax on top of but distinct from price. According to the relevant accounting standard in the PRC and overseas, operating revenues should be recognized after deducting value-added tax. As our income and pricing scheme remained unchanged after the implementation of the Pilot Scheme, the deduction of value-added tax from income from the original pricing scheme resulted in lower revenue as compared with the same period last year; and (iii) during the reporting period, there was a drop in the prices for the national railway network usage services.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from our other businesses was RMB1,017.6 million in 2014, representing a decrease of 7.9% from RMB1,104.4 million in 2013, primarily because freight transportation-related services and revenues, such as retrieval and delivery of goods and cargo handling, was reclassified as freight transportation services and revenues, under the “One Price Policy” implemented on June 15, 2013.

Operating Expenses

In 2014, our total operating expenses were RMB13,752.0 million, representing a decrease of 1.3% from RMB13,927.4 million in 2013.

The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenue for 2013 and 2014.

	Year ended December 31,
	2013	2014
Railroad businesses revenue (RMB millions)	14,696.3	13,783.2
Business tax	2.43%	0.44%
Labor and benefits	26.76%	32.22%
Equipment leases and services	28.35%	26.33%
Land use right leases	0.38%	0.39%
Materials and supplies	10.80%	9.51%
Repairs and facilities maintenance costs, excluding materials and supplies	3.41%	6.57%
Depreciation of fixed assets	9.47%	10.20%
Amortization of leasehold land payments	0.10%	0.13%
Social services expenses	0.46%	0.09%
Utility and office expenses	0.49%	0.54%
Others	4.97%	5.93%
Operating expenses ratio(1)	87.63%	92.36%
Railroad businesses operating margin	12.37%	7.64%

(1)	Total railroad operating expenses as a percentage of railroad businesses revenue.

Railway Operating Expenses. Our total railway operating expenses decreased by 1.2% to RMB12,729.8 million in 2014 from RMB12,878.8 million in 2013. This decrease was driven primarily by:

•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2014, our expenses relating to equipment leases and services amounted to RMB3,629.8 million, representing a decrease of 3.6% from RMB4,166.3 million in 2013. This was mainly due to a reduction in our long-distance services and a nation-wide decrease in the prices of railway network usage which resulted in a subsequent decrease in the leasing of equipment and related service charges.

•	Business tax. In 2014, our business tax amounted to RMB61.0 million, representing a decrease of 82.9% from RMB357.8 million in 2013. The decrease was mainly due to the implementation of the Pilot Scheme on January 1, 2014 such that the fact that the revenue from railway transportation is no longer subject to business tax.

•	Materials and supplies. Our materials and supplies consist of expenses for materials, fuel, water and electricity. In 2014, our materials and supplies amounted to RMB1,310.1 million, representing a decrease of 17.5% from RMB1,587.3 million in 2013. The decrease was mainly due to the implementation of the Pilot Scheme on January 1, 2014, decreased tax burden on procurement of supplies, and lowered workload on locomotive-towing services. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” and Note 38 to our audited consolidated financial statements included elsewhere in this annual report.

The decrease in our operating expenses was partially offset by:

•	Labor and benefits. In 2014, our labor and benefits expenses amounted to RMB4,441.6 million, representing an increase of 12.9% from RMB3,932.1 million in 2013. The increase was mainly due to an increase in the number of employees, an industry-wide pay-raise, increases in the contributions to the housing fund and social insurance and an increase in the salary and compensation expenses.

•	Repairs and facilities maintenance costs, excluding materials and supplies. In 2014, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB905.5 million representing an increase of 80.5% from RMB501.7 million in 2013. This was mainly due to an increase of maintenance work on EMU, locomotives and passenger compartments.

Profit from Operations

Our profit from operations decreased by 44.1% to RMB1,056.0 million in 2014 from RMB1,888.2 million in 2014, primarily due to the extension of the Pilot Scheme to the railway transportation industry on January 1, 2014. As a result, our operating revenues shrank significantly during the reporting period as compared with the previous year, resulting in a sharp decline in profit year-on-year despite only a slight decline in operating costs.

Taxation

In 2014, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%, except for one subsidiary which was subject to income tax rate of 20%. Our income tax expense was RMB219.5 million in 2014, representing a decrease of 49.0%, compared to RMB430.7 million in 2013. The decrease was primarily due to the decrease in our profit from operations.

Profit attributable to equity holders of our Company

As a result of the above, our profit attributable to equity holders of our Company decreased by 48.0% to RMB662.0 million in 2013 from RMB1,273.8 million in 2013.

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

In 2013, the total number of our passengers was 91.0 million, representing an increase of 7.5% from 84.6 million in 2012. Our passenger transportation revenue was RMB8,058.3 million in 2013, representing an increase of 2.8% from RMB7,841.1 million in 2012. The increase in passenger volume and revenue from passenger volume was primarily due to (i) a relatively significant increase in the passenger volume of long-distance trains due to the opening of Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains on July 1, 2012, the opening of long-distance trains from Shenzhen East Station to various cities such as Nanning and Chengdu in December 2012 and the opening of long-distance trains from Shenzhen Station to Yantai Station in July 2013; (ii) Guangzhou-Shenzhen inter-city trains implemented the new train schedule from December 2012 that has increased the number of pairs of trains and thereby a corresponding increase in the passenger volume; and (iii) an increase in the number of travelers selecting to travel to Hong Kong and Macau by the Canton-Kowloon Through Trains due to continuous appreciation of the Renminbi and the installation of more comfortable new train models starting in 2012.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2012 and 2013:

	Year ended December 31,		Change from
	2012	2013	2012 to 2013
Revenue from passenger transportation (RMB thousands)	7,841,091	8,058,291	2.8%
Total passengers (thousands)	84,599	90,957	7.5%
Total passenger-kilometers (millions)	26,789	27,845	3.9%
Revenue per passenger-kilometer (RMB)	0.29	0.29	—

Freight transportation. Revenue from our freight transportation accounted for 10.1% of our total revenue and 10.9% of our railroad business revenue in 2013.

Revenue from freight transportation business in 2013 was RMB1,603.3 million, an increase of 19.3% from RMB1,344.1 million in 2012. This increase in freight revenue was mainly due to (i) the reform of freight transportation organizations for railway across the PRC in June 2013 under which we have undertaken some of the container transportation-related cargo business and assets previously operated by the Guangzhou Branch Company of China Railway Express and the Dalang Handling Station of China Railway Container and thereby a corresponding increase in the related revenue; and (ii) an increase of RMB1.5 cents per ton-kilometer in the average transportation cost of railway freight transportation across the PRC from February 20, 2013.

The total tonnage of freight we transported in 2013 was 59.6 million tons, representing a decrease of 5.0% from 62.7 million tons in 2012. This decrease in freight volume was mainly due to (i) sluggish market demand for bulk goods such as metal ores, non-metal ores and coal under the impact of decelerated domestic economic growth, adjustments in industry structure and other factors that led to decreases in both outbound and inbound freight volume; and (ii) the diversion of part of the freight of Guangzhou Port to Gaolan Port, Zhuhai upon the opening and operation of Guangzhou-Zhuhai Railway Company Limited.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2012 and 2013:

	Year ended December 31,		Change from
	2012	2013	2012 to 2013
Revenue from freight transportation (RMB thousands)	1,344,113	1,603,288	19.3%
- Revenue from outbound freight transportation	461,793	527,412	14.2%
- Revenue from inbound and pass-through transportation	831,917	904,908	8.8%
- Revenue from other freight transportation services	50,404	170,968	239.2%
Total freight tons (thousands of tons)	62,671	59,556	(5.0%)
- Outbound freight tonnage	21,373	20,344	(4.8%)
- Inbound and pass-through freight tonnage	41,299	39,212	(5.1%)
Revenue per ton (RMB)	21.5	26.9	25.1%
Total ton-kilometers (millions)	14,620.5	13,293.8	(9.1%)
Revenue per ton-kilometer (RMB)	0.09	0.12	33.3%

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

Operating Expenses

In 2013, our total operating expenses were RMB13,927.4 million, representing an increase of 5.3% from RMB13,229.4 million in 2012.

The following table sets forth the principal operating expenses associated with our railroad businesses, as a percentage of our railroad business revenue, for 2012 and 2013.

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

Railway Operating Expenses. Our total railway operating expenses increased by 5.0% to RMB12,878.8 million in 2013 from RMB12,263.0 million in 2012. This increase was driven primarily by:

•	Labor and benefits. In 2013, our labor and benefits expenses amounted to RMB3,932.1 million, representing an increase of 11.8% from RMB3,516.6 million in 2012. The increase was mainly due to the increase in salaries across the industry, increase in the number of employees providing railway operation services and increases in housing fund and base of social security payments.

•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2013, our expenses relating to equipment leases and services amounted to RMB4,166.3 million, representing an increase of 3.6% from RMB4,022.5 million in 2012. This was mainly due to the opening of Shenzhen-Shanghai South and Guangzhou-Yantai long distance trains by us from July 1, 2012 and container and parcel transportation business newly operated subsequent to the reform of freight transportation organization, and thereby increases in equipment lease and services.

•	Materials and supplies. Our materials and supplies consist of expenses for materials, fuel, water and electricity. In 2013, our materials and supplies amounted to RMB1,587.3 million, compared to RMB1,532.6 million in 2012.

•	Business tax. In 2013, our business tax amounted to RMB357.8 million, representing an increase of 5.2% from RMB340.0 million in 2012. The increase was due to increased revenue.

The decrease in our operating expenses was partially offset by:

•	Repairs and facilities maintenance costs, excluding materials and supplies. In 2013, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB501.7 million representing a decrease of 28.0% from RMB696.9 million in 2012. This was mainly due to the decrease in phase 4 repairs costs for our CRH EMUs.

•	Utility and office expenses. In 2013, our utility and office expenses amounted to RMB71.5 million, representing a decrease of 33.3% from RMB107.2 million in 2012. This was mainly due to reclassification of sales expenses from “utility and office expenses” amounting to RMB20.0 million to “others” and reduced security expenses.

•	Social service expenses. In 2013, our social service expenses amounted to RMB68.0 million, representing a decrease of 27.0% from RMB93.1 million in 2012. This was mainly due to the decrease of relevant expenses as a result of our acquisition of assets and business of related parties which had provided us with social services. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” and Note 38 to our audited consolidated financial statements included elsewhere in this annual report.

Profit from Operations

Our profit from operations decreased by 2.4% to RMB1,888.2 million in 2013 from RMB1,934.3 million in 2012, primarily due to the increase of our operating expenses.

Taxation

In 2013, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%, except for one subsidiary which was subject to income tax rate of 20%. Our income tax expense was RMB430.7 million in 2013, representing a decrease of 2.4%, compared to RMB441.2 million in 2012. The decrease was primarily due to the decrease in our profit from operations.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to us and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred.

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

Estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by our Directors with reference to the historical usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, our right to renew the land use right grants and the land use right lease on which these assets are located, and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—A. Operating Results—Critical Accounting Policies and Estimated—Fixed Assets” and Note 2.6 to our consolidated financial statements included elsewhere in this annual report for the current estimated useful lives of fixed assets. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2014 would have been decreased/decreased by approximately RMB19.1 million and RMB23.4 million, respectively, compared to RMB18.5 million and RMB22.6 million in 2013, respectively).

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

Estimated impairment of non-financial assets (other than goodwill)

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgment, particularly in assessing: (i) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (ii) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (iii) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

Recently adopted accounting standards

In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2014:

Amendment to IAS 32 Financial instruments: Presentation on asset and liability offsetting clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on our consolidated financial statements.

Amendments to IFRS10, IFRS12 and IAS 27 Consolidation for investment entities mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an ‘investment entity’ definition and which display particular characteristics. Changes have also been made in IFRS12 to introduce disclosures that an investment entity needs to make. The amendment did not have a significant effect on our financial statements.

Amendments to IAS 36 Impairment of assets on recoverable amount disclosures for non-financial assets removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. The amendment did not have a significant effect on our consolidated financial statements.

IFRIC 21 Levies includes the interpretation addresses what the obligating event is that gives rise to the payment of a levy and when a liability should be recognized. We are not currently subjected to significant levies so the impact on us is not material.

Amendment to IAS 39 Financial instruments: Recognition and measurement considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39, novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. We have applied the amendment and there has been no significant impact on the group financial statements as a result.

The adoption of the above new/revised standards had no significant financial effect on our consolidated financial statements.

New accounting pronouncements

The following new standards, amendments and interpretations have been issued as of December 31, 2014 but are not yet effective for IFRS financial statements for the year ended December 31, 2014:

Effective for annual periods beginning on or after
Amendment to IAS19 regarding defined benefit plans: employee contributions	July 1, 2014
Annual improvements to IFRSs 2010-2012 Cycle	July 1, 2014
Annual improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Annual improvements to IFRSs 2012-2014 Cycle	January 1, 2016
IFRS 14 Regulatory Deferral Accounts	January 1, 2016
Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38 on clarification of acceptable methods of depreciation and amortization	January 1, 2016
Amendments to IAS 16 and IAS 41 on Agriculture: bearer plants	January 1, 2016
Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
Amendment to IAS 27 on equity method in separate financial statements	January 1, 2016
Amendments to IFRS 10 , IFRS 12 and IAS 28 on investment entities: applying the consolidation exception	January 1, 2016
IFRS15 Revenue from Contracts with Customers	January 1, 2017
IFRS 9 Financial Instruments	January 1, 2018

Our management is in the process of making an assessment of the impact of the above new and amended standards and is not yet in a position to state what impact they would have, if any, on our results of operations and financial position.

B.	Liquidity and Capital Resources

Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

We generated approximately RMB1,945.6 million of net cash flow from operating activities in 2014. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2014, other than operating expenses, our cash outflow mainly related to the following:

•	repayment of bond payables of RMB3.5 billion;

•	capital expenditures of approximately RMB999.6 million, representing a decrease of 27.4% from RMB1,376.6 million in 2013;

•	payment of dividends of approximately RMB566.7 million; and

•	income tax expenses of approximately RMB308.0 million;

Our capital expenditures for 2014 consisted primarily of the following projects;

•	replacement of steel tracks for Guangzhou-Shenzhen line and Guangping section of Beijing-Guangzhou line;

•	replacement of railroad switch for Guangping section of Beijing-Guangzhou line and Jiangcun Station;

•	upgrading train stations and connection networks.

Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB1,665.1 million as of December 31, 2014.

As of December 31, 2014, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

In order to satisfy our operational needs, to supplement our working capital and to improve our debt structure, we issued RMB3.5 billion 4.79% fixed rate notes due 2014, or the Notes, on December 16, 2009. The Notes were issued at face value and bear fixed interest at 4.79% per annum and were repaid in full on December 17, 2014. As of December 31, 2014, we did not have any banking facilities.

Cash Flow

Our net cash and cash equivalents as of December 31, 2014 increased by approximately RMB1,252.4 million from December 31, 2013. Our principal source of capital was revenue generated from operating activities.

The following table sets forth certain items in our consolidated cash flow statements for 2012, 2013 and 2014, and the percentage change in these items from 2013 to 2014:

	Year ended December 31,			Change from 2013 to 2014
	2012	2013	2014
	(RMB thousands)
Net cash generated from operating activities	2,177,673	1,883,411	1,945,576	3.3%
Net cash (used in)/generated from investing activities	(2,160,895)	(1,572,961)	3,373,821	N/A
Net cash used in financing activities	(708,522)	(572,785)	(4,067,018)	(610.0%)
Net (decrease) /increase in cash and cash equivalents	(691,744)	(262,335)	1,252,379	N/A

Our net cash inflow from operating activities increased to RMB1,945.6 million in 2014 from RMB1,883.4 million in 2013, primarily due to (i) the extension of the Pilot Scheme to the railway transportation industry, which greatly reduced our operating income during the reporting period, (ii) an increase in trade payables of RMB514.3 million in 2014, primarily due to the Pilot Scheme, (iii) a decrease in prepayments and other receivables of RMB15.1 million, primarily due to the Pilot Scheme, (iv) a decrease in employee benefits obligations of RMB7.9 million and (v) interest income of RMB90.1 million. Our net cash inflow from operating activities decreased to RMB1,883.4 million in 2013 from RMB2,177.7 million in 2012, primarily due to an increase in trade receivables of RMB550.4 million in 2013 due to (i) delayed payment by certain railroad companies who commissioned us to operate certain railway lines, (ii) a decrease in trade payables of RMB283.0 million in 2013 due to decreased train repair costs and project construction costs payable, and (iii) an increase in prepayments and other receivables of RMB94.2 million in 2013, compared to a decrease in prepayments and other receivables of RMB4.1 million in 2012.

Our net cash from investment activities in 2014 was RMB3,373.8 million and our net cash used in investment activities was RMB1,573.0 million in 2013, primarily due to a decrease in short-term deposits with maturities more than three months.

Our net cash used in investment activities decreased to RMB1,573.0 million in 2013 from RMB2,160.9 million in 2012, primarily due to (i) a decrease in capital expenditures of RMB459.6 million and (ii) a decrease in short-term deposits with maturities more than three months, net, of RMB309.6 million in 2013, compared to RMB488.0 million in 2012.

Our net cash used in financing activities significantly increased to RMB4,067.0 million in 2014 from RMB572.8 million in 2013, primarily due to the repayments of bond payables of RMB3.5 billion .

Our net cash used in financing activities decreased to RMB572.8 million in 2013 from RMB708.5 million in 2012, primarily due to a decrease of RMB141.7 million in the distribution of cash dividend to the shareholders in 2013.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2014, our expenses for the purchase of fixed assets and payments for construction-in-progress totaled RMB999.6 million. In addition, we paid RMB308.0 million for income taxes and approximately RMB566.7 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2015.

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2015. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2015.

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

Looking into 2015, China remains in a strategic opportunity phase for its development. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to develop in a more scientific, orderly, sustained and stable manner in 2015, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2014 for the periods indicated.

	Payment due by period (RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Capital Expenditure Obligation(1)	146,979	146,979	—	—	—
Operating Lease Obligations(2)	888,000	74,000	148,000	148,000	518,000
Total	1,034,979	220,979	148,000	148,000	518,000

(1)	See Note 36(a) to our audited consolidated financial statements, “Capital Commitments”.
(2)	See Note 36(b) to our audited consolidated financial statements, “Operating Lease Commitments”.

Based on the current progress of our new projects, we estimate that our capital expenditures for 2015 will amount to approximately RMB1.46 billion and will consist primarily of the following projects:

•	capacity expansion of Xiayuan Station and Sungang Station;

•	construction of new intercity train station within Guangzhou-Shenzhen Pinghu station;

•	automatic closing and computer interlocking reconstruction;

•	replacement of diesel-generators for passenger trains;

•	replacement of steel tracks, railroad switches and railroad switch ties.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. Except for Mr. Wu Yong, all of our directors were elected or re-elected at our annual shareholders’ general meeting held on May 29, 2014 by cumulative voting. Mr. Wu Yong was elected as a director at our shareholders’ extraordinary general meeting on December 16, 2014 and then the Chairman of the Board of Directors at a Board meeting on December 18, 2014. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010.

The table below sets forth the information relating to our directors as of April 28, 2015:

Name	Age	Position	Date First Elected or Appointed
Wu Yong	51	Chairman of the Board of Directors	2014
Shen Yi	59	Executive Director and General Manager	2008
Sun Jing	49	Director	2012
Yu Zhiming	56	Director	2008
Huang Xin	50	Director	2014
Luo Qing	50	Executive Director	2014
Chen Song	42	Independent non-executive Director	2014
Jia Jianmin	57	Independent non-executive Director	2014
Wang Yunting	56	Independent non-executive Director	2014

Wu Yong is our Chairman and joined our Company in December 2014. Mr. Wu is a senior engineer and has a bachelor’s degree. He started his career in July 1986, and served as chief of the track divisions of Suxian, Huaibei, Fuyang and Suzhou of Bengbu Sub-bureau of Shanghai Railway Bureau, the bureau chief assistant and deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant, deputy bureau chief and executive deputy bureau chief of Wuhan Railway Bureau, and the bureau chief and deputy party secretary of Chengdu Railway Bureau. Since August 2014, he has been the chairman and general manager of Guangzhou Railway (Corporation) Company (GRGC) and deputy secretary of the party committee. Currently, Mr. Wu is also the chairman of the board of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Yuehai Railway Company Limited and Shichang Railway Company Limited.

Shen Yi is our executive Director and general manager and joined our Company in 2008. Mr. Shen graduated from the Northern Jiaotong University (now, Beijing Jiaotong University) and holds a bachelor’s degree in railway transportation. He has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, Railway Sub-bureaus and Railway Bureaus. He was general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company of GRGC. Before joining our Company in October 2008, he was the general manager of Shichang Railway Company Limited.

Sun Jing is our non-executive Director and joined our Company in 2012. He is a senior engineer and has a bachelor’s degree and a master’s degree in engineering. Before June 2004, Mr. Sun worked at the northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, locomotive department of Zhengzhou Railway Bureau and Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. From June 2004 to March 2007, he has served as division chief of the locomotive department of Zhengzhou Railway Bureau. He was an assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of GRGC since May 2007. Mr. Sun is now a director of Guangzhou Electric Locomotive Co., Ltd.

Yu Zhiming is our non-executive Director and joined our Company in 2008. Mr. Yu is a senior accountant and has a bachelor’s degree and a master’s degree in engineering. He has many years of experience in finance. Before April 2008, he served as director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau, director of capital settlement center of Wuhan Railway Bureau and the standing vice-director of capital settlement center of MOR. Since April 2008, he has been chief accountant of GRGC. Currently, Mr. Yu is also the chairman of the board of China Railway (HK) Holdings Ltd, chairman of the supervisory committee of Yuehai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., MaoZhan Railway Company Limited and Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd. Mr. Yu is the director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd., Hainan Eastern High Speed Company Limited, Ganzhou-Shaoguan Railway Company Limited, China Railway Container Transportation Limited, China Railway Special Goods Transportation Limited, Huaishaoheng Railway Co., Ltd. and Qianzhangchang Railway Company Limited and a supervisor of Guangzhou–Zhuhai Railway Company Limited.

Huang Xin is our non-executive Director and joined our Company in 1997. Mr. Huang is an engineer and has a bachelor’s degree. Mr. Huang has many years of experience in various positions in joint railway companies and has served in our Company for ten years between December 1997 and October 2007 at positions including the deputy manager of transportation management, head of the sales center’s integrated division, stationmaster of Shenzhen station, secretary of the party committee of the transportation department and the chief of passenger transportation department, safety control department and human resources department. From October 2007 to April 2012, he served as the director of the passenger transportation department of GRGC and also became GRGC’s deputy general engineer between April 2012 and September 2014. Since September 2014, he has been serving as the deputy director of CRC transportation and operation department.

Luo Qing is our executive Director and joined our Company in 2008. Mr. Luo is a political engineer and has a bachelor’s degree from Correspondence College of the Party School of CPC in economic management and a master’s degree. Before April 2006, he had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau of Guangzhou Railway Bureau, labor union of YangCheng Railway Company of GRGC, Locomotive Sports Association of YangCheng Railway Company of GRGC and Locomotive Sports Association of GRGC. Between April 2006 and October 2008, he was the chief of the organization department of trade union of GRGC. From November 2008 to April 2010, he served as the chairman of the trade union of our Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of our Company and also the chairman of the trade union of our Company.

Chen Song is our independent non-executive Director and joined our Company in May 2014. Mr. Chen is a certified public accountant of China and a certified internal auditor registered in the US. He has a doctorate degree in finance and investment from Management School of Sun Yat-sen University. Mr. Chen was a teacher in higher mathematics and pharmaceutical machinery in Guangdong Food and Drug Vocational College, the tutor for MBA and EMBA in Management School of Sun Yat-sen University, managerial trainee in P&G (China) Investment Limited Company, financial analysis manager in Crest Oral Department, financial supervisor of business department, CFO, executive director of Heinz (China) Investment Co., Ltd., chief financial officer of Ren Coty (China) and a director and general manager of its cosmetics division, financial supervisor of Greater China Region in Boer CMC Markets Asia Pacific Pty Ltd. He currently serves as deputy general manager and CFO of Chongqing Brewery Co., Ltd.

Jia Jianmin is our independent non-executive Director and joined our Company in May 2014. Mr. Jia has a master’s degree and doctorate degree in business from the University of Texas at Austin. He was a member of The National Natural Science Foundation of Department of Management Science Advisory Committee of Experts, a member of China National MBA Education Supervisory Committee and a Scholar Director of MSI USA. He has served companies including Hutchison Whampoa, China Telecom, China Mobile, China Citic Bank, IBM, China Rail, CSR and CNR. He is a professor and chairman of the Department of Marketing of Faculty of Business Administration of The Chinese University of Hong Kong and holds the title of Changjiang Scholar Professor of the Ministry of Education of PRC.

Wang Yunting is our independent non-executive Director and joined our Company in May 2014. Mr. Wang graduated from Medical School of Xi’an Jiaotong University with a bachelor’s degree and obtained an EMBA degree from Guanghua School of Management, Peking University. Mr. Wang was the vice general manager of China Commercial Foreign Trade Corporation, Ltd. (Shenzhen) and vice general manager of Beijing Capital Huayin Group. He is now a director of Shaanxi Fortune Investment Limited.

Supervisors

The table below sets forth the information relating to our supervisors as of April 28, 2015.

Name	Age	Position	Date First Elected or Appointed
Liu Mengshu	51	Chairman of the supervisory committee	2014
Chen Shaohong	48	Supervisor	2008
Shen Jiancong	46	Supervisor	2011
Li Zhiming	54	Supervisor	2005
Chen Jianping	48	Supervisor	2011
Song Min	44	Supervisor	2014

Liu Mengshu is chairman of our supervisory committee and joined our Company in May 2014. Mr. Liu is an engineer and has a bachelor’s degree. He served in the Huaihua Sub-bureau of Guangzhou Railway Bureau and GRGC Changsha headquarters. He served in GRGC as the head of the director of organization of the party committee of GRGC from November 2004 to April 2006, as head of the GRGC party committee’s propaganda department from April 2006 to September 2008 and as GRGC’s office director from September 2008 to December 2013. Since December 2013, he has been the deputy secretary of CPC and the secretary of Committee for Discipline Inspection of GRGC. Currently, Mr. Liu is also the chairman of the supervisory committee of Guangmeishan Railway Company Ltd. and Guangdong Sanmou Railway Company Ltd.

Chen Shaohong is our Supervisor and joined our Company in 2008. Mr. Chen is an economist and holds a bachelor’s degree. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate management and legal affairs department of GRGC. Since June 2008, Mr. Chen has been vice-chief economist and director of corporate and legal affairs department of GRGC. Mr. Chen is also the chairman of supervisory committee of Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd. and Hainan Railway Economic and Technological Development Corporation Company; director of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited, Xiamen-Shenzhen Railway (Guangdong) Company Limited, Jingyue Railway Company Limited and Guangdong Shenmao Railway Company Limited and the supervisor of Guangdong Sanmao Railway Company Limited, Huaishaoheng Railway Co., Ltd., Hunan Inter-city Railway Company Limited, Guangzhou Electric Locomotive Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Hainan High Speed Ring Railway Company Limited, Guangzhou-Shaoguan Railway Company Limited, China Railway Express Co., Ltd. and Qianzhangchang Railway Company Limited.

Shen Jiancong is our Supervisor and joined our Company in 2011. He is an economist and has a bachelor’s degree. Before March 2011, Mr. Shen has worked as secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, deputy director and director of division of personnel of GRGC, deputy director of Division of Human Resources of GRGC, concurrently as deputy director of organization department of Party Committee of GRGC and secretary of CPC committee and vice stationmaster of Shenzhen station of our Company. He has been director of division of human resources and director of organization department of party committee of GRGC since March 2011.

Li Zhiming is our Supervisor and joined our Company in 2005. Mr. Li is an accountant and has a bachelor’s degree from the Party School of CPC in economics and management. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was chief of Finance Sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of GRGC. Mr. Li is also the chairman of the supervisory committee of Guangdong Shenmao Railway Company Limited and Guangzhou Tiecheng Enterprise Company Limited, chairman of the supervisory committee of Xingguangji Trade Company Limited; director of Hong Kong Qiwen Limited and Hainan Railway Economic and Technological Development Corporation; supervisor of Guangmeishan Railway Company Limited, Guangdong Sanmao Railway Company Limited, Guangdong Sanmao Railway Enterprise Development Company Limited, Yuehai Railway Company Limited, Shichang Railway Company Limited, Hukun Passenger Railway Line (Hunan) Co., Ltd, Huaishaoheng Railway Co., Ltd., Xiamen-Shenzhen Railway (Guangdong) Company Limited, Ganzhou-Shaoguan Railway Company Limited, Guiyang-Guangzhou Railway Co., Ltd, Hunan-Guangzhou Railway Co., Ltd., Jingyue Railway Company Limited and Guangzhou–Zhuhai Railway Company Limited.

Chen Jianping is our Supervisor and joined our Company in 2007. Mr. Chen worked with the First High School of Guangzhou Railway and Locomotive Sports Association of GRGC and is working with GRGC and our Company. Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistic department of our Company, deputy secretary of the party committee and concurrently the secretary of committee for disciplinary inspection of the passenger transportation business unit of our Company, deputy office manager of our Company and chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, he has served as the section chief of Guangzhou Passenger Transportation Division, and from November 2012 to October 2013, he has been the general manager of diversified operation and development center, deputy secretary of the party committee and director of various operation and management offices of GRGC. From November 2013 to September 2014, he was the stationmaster of Shenzhen North station and deputy secretary of the Party Work Committee of our Company. Since October 2014, he has been the chief of passenger transportation department of GRGC.

Song Min is our Supervisor and joined our Company in 2012. Ms. Song represents employees of our Company. Ms. Song is an accountant and has a bachelor’s degree from Lanzhou University in accounting. Ms. Song joined the railway industry in 1991 and has served in many railway companies. She has served as the deputy manager of the operating finance office, department of finance of Qinghai-Tibet Railway Company, deputy director and finance director of Qinghai-Tibet Railway Public Security Bureau, vice office supervisor of Qinghai-Tibet Railway Company Annuity Council, vice consultant of financial management of the State Taxation Bureau of Qinghai Province and the senior manager of Petrol China Guangdong Sales Company, Shenzhen Branch. Since November 2012, she has been the chief of the Audit Department of our Company.

Senior Management

The table below sets forth information relating to our senior management as of April 28, 2015:

Name	Age	Position	Date First Elected or Appointed
Shen Yi	59	General Manager	2008
Mu Anyun	54	Deputy General Manager	2009
Guo Xiangdong	49	Deputy General Manager and Company Secretary	2004
Tang Xiangdong	46	Chief Accountant	2008

Shen Yi is our Director and General Manager.

Mu Anyun joined our Company in February 2009 and is a deputy general manager of our Company. Mr. Mu is an economist and has a bachelor’s degree and an MBA degree from Macau University of Science and technology. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Bureau and GRGC. From May 2000 to January 2009, he was director and deputy general manager of Guangmeishan Railway Company Limited. Since February 2009, he has been deputy general manager of our Company. Currently, Mr. Mu is also a director of Guangzhou Tiecheng Enterprise Company Limited and Shenzhen Guangshen Railway Civil Engineering Company.

Guo Xiangdong joined our Company in 1991 and is the Deputy General Manager and secretary of the Board. Mr. Guo is an economist and has a bachelor’s degree from Central China Normal University and an MBA. Before January 2004, he has been deputy section chief, deputy head and head of secretariat of the Board. From January 2004 to November 2010, he has been appointed as the secretary of the Board and since December 2010, Mr. Guo has been appointed as the deputy general manager and secretary of the Board.

Tang Xiangdong joined our Company in June 1990 and is Chief Accountant of our Company. Mr. Tang is a senior accountant and has a bachelor’s degree from Jinan University in business administration and an MBA. Before March 2006, he has served in various professional management positions in the Labor and Capital Department, Diversified Business Department and Revenue Settlement Center of our Company. From March 2006 to November 2008, he was director of Finance Department of our Company. Since December 2008, Mr. Tang has been the chief accountant of our Company. Mr. Tang is also a director of Guangzhou Tiecheng Enterprise Company Limited and Shenzhen Guangshen Railway Civil Engineering Company.

Additional Information

Our non-independent directors, members of our supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

Name	Position

Wu Yong

Chairman of the Board of Directors of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Co., Ltd.

Yuehai Railway Company Limited

Shichang Railway Company Limited

Chairman, General Manager of:

GRGC

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

Hainan High Speed Railway Company Limited

Ganzhou-Shaoguan Railway Company Limited

China Railway Container Transportation Company Limited

China Railway Special Goods Transportation Company Limited

Huaishaoheng Railway Company Limited

Qianzhangchang Railway Company Limited

Supervisor of:

Guangzhou–Zhuhai Railway Company Limited

Chief Accountant of:

GRGC

Huang Xin	Deputy director of: CRC transportation and operation department
Liu Mengshu	Chairman of Supervisory Committee of: Guangmeishan Railway Company Limited Guangdong Sanmao Railway Co., Ltd.
Chen Shaohong

Vice-chief Economist and Director of Corporate and Legal Affairs Department of:

GRGC

Chairman of Supervisory Committee of:

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Co., Ltd.

Hainan Railway Economic and Technological Development Corporation Company

Director of:

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

Huaishaoheng Railway Company Limited

Hunan Inter-city Railway Company Limited

Guangzhou Electric Locomotive Co., Ltd.

Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Hainan High Speed Railway Company Limited

Ganzhou-Shaoguan Railway Company Limited

China Railway Express Co., Ltd.

Qianzhangchang Railway Company Limited

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

Guangdong Sanmao Railway Enterprise Development Company Limited

Yuehai Railway Company Limited

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Co., Ltd.

Huaishaoheng Railway Company Limited

Xiamen-Shenzhen Railway (Guangdong) Company Limited

Ganzhou-Shaoguan Railway Company Limited

Guiyang-Guangzhou Railway Co., Ltd.

Nanning-Guangzhou Railway Co., Ltd.

Jingyue Railway Company Limited

Guangzhou–Zhuhai Railway Company Limited

Chen Jianping	Chief of Passenger Transportation Department of: GRGC
Mu Anyun	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company
Tang Xiangdong	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company

Note:	China Railway Container Transportation Company Limited, China Railway Special Goods Transportation Company Limited and China Railway Express Co., Ltd. are subsidiaries of CRC. Guangzhou Tiecheng Industrial Company and Shenzhen Guangshen Railway Civil Engineering Company are our joint venture partners. Guangzhou Electric Locomotive Co., Ltd., Guangzhou Zhuhai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Guangdong Shenmao Railway Company Limited and Jingyue Railway Company Limited are joint venture partners of GRGC. The remaining companies in the table above are subsidiaries of GRGC.

B.	Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2014 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees.

The aggregate amount of cash remuneration paid by our Company in 2014 to all individuals who are our directors, supervisors and senior management members was approximately RMB2.7 million, of which approximately RMB1.4 million was paid to our non-independent directors and supervisors and approximately RMB0.4 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2014 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB0.2 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2014, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2014 or as of December 31, 2014 to which we or any of our subsidiaries was a party.

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

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Liu Mengshu, Chen Shaohong, Shen Jiancong, Li Zhiming, Chen Jianping and Song Min. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on May 29, 2014. Chen Jianping and Song Min were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2014. The term of these supervisors is 3 years. Our supervisory committee held six meetings during the year ended December 31, 2014, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2014. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

Supervisors attend board meetings as non-voting members. The supervisory committee is accountable to the shareholders’ general meeting and has the following duties and responsibilities:

•	to examine our Company’s financial situation;

•	to supervise the performance of duties of the directors, general manager, deputy general managers and other senior management; to propose the dismissal of directors, general manager, deputy general managers and other senior management who have violated any law, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings;

•	to demand a director, general manager, deputy general manager or any other senior management to rectify such breach when the acts of such persons are harmful to our Company’s interest;

•	to propose the convening of shareholders’ general meetings, and to convene and chair the shareholders’ general meetings if the board of directors fails to perform this duty as stipulated in the Articles of Association;

•	to propose motions to shareholders’ general meetings; and

•	to initiate legal proceedings against any director, general manager, deputy general manager and other senior management in accordance with Article 152 of the Company Law.

Supervisors may attend meetings of the board of directors and question or give advice on the resolutions of the board of directors.

The supervisory committee may conduct investigation if they find the operation of our Company unusual and may engage professionals such as lawyers, certified public accountants or practicing auditors to assist if necessary. All reasonable fees so incurred shall be borne by our Company.

Audit Committee

We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are Chen Song (Chairman), Jia Jianmin and Wang Yunting. Mr. Chen, Mr. Jia and Mr. Wang are “independent directors” of our Company as defined in Section 303A.02 of the NYSE Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. The duties of the audit committee include:

•	reviewing the annual financial statements and interim financial statements of our Company, including the disclosures made by our Company in this annual report;

•	reviewing the financial reports and the reports of our Company prepared by the independent auditor and its supporting documents, including the review of the internal control and disclosure controls and procedures, and to discuss with the auditor the annual audit plan and solutions to problems in the previous year;

•	reviewing and approving the selection of and remuneration paid to the independent auditor;

•	pursuant to the resolutions of the annual general meeting, determining with the Board of Directors the annual auditing fees paid to our independent auditor;

•	reviewing with the management and the independent auditor the performance, adequacy and effectiveness of the internal controls and risk management, as well as any material deficiencies and weakness existing in the internal controls;

•	evaluating our Company’s performance in complying with industrial practices, market rules, and statutory duties, and the safeguarding of its own interests and the interests of its shareholders;

•	considering and determining whether any senior executive officer or senior financial personnel is in violation of their code of conduct, and the consequences for such a violation; and

•	overseeing the management of the retirement pension fund of our Company.

Remuneration Committee

We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Chen Song, Jia Jianmin, Wang Yunting, Wu Yong and Shen Yi. The remuneration committee will meet from time to time when required to consider remuneration-related matters of our Company.

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

As of December 31, 2012, 2013 and 2014, we had approximately 34,573, 36,886 and 37,301 employees, respectively. The increase in the number of our employees in 2014 was due to an increase in passenger transportation personnel and electricity and water supplies personnel. The following chart sets forth the number of our employees by function as of December 31, 2014:

Function	Employees
Passenger transportation personnel(1)	7,085
Freight transportation personnel(2)	1,993
Transit operation personnel(3)	6,760
Engineering personnel(4)	4,642
Driving personnel(5)	2,950
Public works personnel(6)	3,911
Electricity personnel(7)	1,473
Electricity and water supplies personnel (8)	2,082
Building construction personnel(9)	1,037
Various operations and other employees of subsidiaries (10)	222
Technical and administrative personnel(11)	4,413
Other employees(12)	733
Total	37,301

(1)	Passenger transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Freight transportation personnel mean those people responsible for organization of freight transportation.
(3)	Transit operation personnel mean those people responsible for providing station boarding services.
(4)	Engineering personnel mean those people responsible for locomotive operation and overhaul.
(5)	Driving personnel mean those people responsible for vehicle operation and overhaul.
(6)	Public works personnel mean those people responsible for station track and railroad switch maintenance.
(7)	Electricity personnel mean those people responsible for signal equipment maintenance.
(8)	Electricity and water supplies personnel mean those people responsible for contact network operation and overhaul as well as power and water consumption maintenance.
(9)	Building construction personnel mean those people responsible for construction, apartments and dining halls.
(10)	Various operations and other employees of subsidiaries mean all personnel involved in diversified businesses.
(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.
(12)	Other personnel include all personnel who have been sick, studying or early-retired.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2014, we paid approximately RMB4,968.0 million in aggregate salaries and benefits to our employees.

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

As of April 28, 2015, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

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

On March 14, 2013, the de facto controller of GRGC, namely MOR, was dissolved. The MOR’s administrative functions were transferred to the MOT and its subordinate body, the newly established State Railway Administration, whereas its commercial functions were transferred to the newly incorporated CRC, and its underlying assets, liabilities and staff were all transferred to CRC. GRGC was a railway corporation directly under the former MOR, and its interests would be transferred to CRC (the “Transfer”). Upon completion of the Transfer, the de facto controller of the largest shareholder of our Company would be changed to CRC.

Shareholding Structure of our Company

Set out below is the current shareholding structure of our Company as of April 28, 2015:

Name of Shareholders	Type of Shares	Number of Shares Held	Shareholding Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
Guangzhou Railway (Group) Company	A shares	2,629,451,300	37.1
Other Public Shareholders of A shares(1)	A shares	3,022,785,700	42.7
Total		7,083,537,000	100.0

(1)	On September 22, 2009, GRGC transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (the “NCSSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, the NCSSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. The transfer restriction of these 274,798,700 shares was expired on December 21, 2012. No shares were subject to sale restriction and all the shares achieved full circulation on December 24, 2012.

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of April 28, 2015, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital
Ordinary Shares (A shares) (1)	GRGC	2,629,451,300	46.5	37.1

(1)	A shares held by GRGC are no longer restricted from sales and redemption starting from December 22, 2009.

The following table sets forth all persons who were known by us to beneficially own 5% or more of our issued and outstanding H shares as of April 21, 2015.

Identity of Person or Group	Shares Owned	Percentage of H Shares	Percentage of Total Capital
FIL Limited	200,376,000	13.99	2.83
BlackRock, Inc.	104,228,061	7.28	1.47

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

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2014. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure”.

Name of related parties	Relationship with Us
Single largest shareholder and its subsidiaries
GRGC	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangmeishan Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Railway Material Supply Company	Subsidiary of GRGC
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of GRGC
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of GRGC
Guangzhou Railway Real Estate Construction Company	Subsidiary of GRGC
Yuehai Railway Company Limited	Subsidiary of GRGC
Shichang Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway Station Service Centre	Subsidiary of GRGC
Changsha Railway Construction Company Limited	Subsidiary of GRGC
Guangdong Sanmao Railway Company Limited	Subsidiary of GRGC
Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC
Guangzhou Yuetie Operational Development Company	Subsidiary of GRGC
Guangzhou Railway Railway Rolling Stock Works	Subsidiary of GRGC
Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of GRGC
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of GRGC
Guangzhou Yangcheng Living Service Centre	Subsidiary of GRGC
Pajiangkou Stone Pit	Subsidiary of GRGC
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of GRGC
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC
Guangshengang Passenger Special Line Company Limited(i)	Subsidiary of GRGC
Guangdong Guangzhu Intercity Rail Transportation Company Limited(ii)	Subsidiary of GRGC
Huaihua Railway Engineer Construction Company	Subsidiary of GRGC
Lechang Anjie Railway Sleeper Company Limited	Subsidiary of GRGC
Xiashen Railway Guangdong Company Limited	Subsidiary of GRGC
Ganshao Railway Company Limited	Subsidiary of GRGC
Guangzhou Railway Economic Technology Development Corporation	Subsidiary of GRGC
Associates of the Group
Zengcheng Lihua	Associate of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

(i)	In March 2012, GRGC disposed of its investment in Guangshengang Passenger Special Line Company Limited. As a result, Guangshengang Passenger Special Line Company Limited was no longer considered as a related party of the Group since the day GRGC lost control of Guangshengang Passenger Special Line Company Limited. However, the transactions with Guangshengang Passenger Special Line Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.
(ii)	In November 2012, GRGC disposed of its investment in Guangdong Guangzhu Intercity Rail Transportation Company Limited. As a result, Guangdong Guangzhu Intercity Rail Transportation Company Limited was no longer considered as a related party of the Group since the day GRGC lost control of Guangdong Guangzhu Intercity Rail Transportation Company Limited. However, the transactions with Guangdong Guangzhu Intercity Rail Transportation Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.

Since the Restructuring carried out in 1996 in preparation for our initial public offering, certain transactions between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company continued in the form of cross-provision of goods and services.

We entered into the Framework Comprehensive Services Agreement with GRGC on October 27, 2010, or the Framework Agreement, which governs the mutual provision of services between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. The Framework Agreement has a term of three years beginning from January 1, 2011 and was approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 21, 2010. Upon its expiration, we entered into a second Framework Comprehensive Services Agreement with GRGC on October 18, 2013. The continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending December 31, 2016 were approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 19, 2013.

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

The prices at which these goods and services are provided to us by GRGC and its subsidiaries are determined according to the following principles:

(a)	For transportation services:

(i)	the prices will be determined in accordance with the applicable industry settlement rules; if, unavailable, the prices will be determined in accordance with the guidance prices set by the government.

(ii)	if neither the applicable industry settlement rules nor the government guidance prices is available, the prices will be determined based on the market prices after negotiation between the parties, provided that the prices will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

(b)	For railway related services:

(i)	the prices will be determined in accordance with applicable industry standard fees and agreed between the parties subject to actual situation.

(ii)	if the applicable industry standard fees are not available, the prices will be determined based on the cost incurred in providing the services plus reasonable profits after negotiation between the parties, provided that the prices will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(RMB thousands)
Provide services and sales of goods
Transportation-related services
Provision of train transportation services to GRGC and its subsidiaries(i)	352,973	367,745	424,743
Revenue collected by CRC for railway network usage and related services provided to GRGC and its subsidiaries(ii)	1,238,431	1,255,572	1,153,630
Revenue from railway operation service provided to GRGC’s subsidiaries(iii)	278,669	76,480	359,740

	1,870,073	1,699,797	1,938,113

Other services
Sales of materials and supplies to GRGC and its subsidiaries(iv)	11,218	24,174	22,579

Receive services and purchase
Transportation-related services
Provision of train transportation services by GRGC and its subsidiaries(i)	653,787	665,189	633,382
Cost settled by CRC for railway network usage and related services provided by GRGC and its subsidiaries(ii)	1,578,108	1,564,499	1,436,711
Operating lease rental paid to GRGC for the leasing of land use rights	54,800	56,000	53,962

	2,286,695	2,285,688	2,124,055

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway(iii)	93,090	67,990	12,430
Provision of repair and maintenance services by GRGC and its subsidiaries(iv)	240,761	346,831	295,283
Purchase of materials and supplies from GRGC and its subsidiaries(v)	766,309	666,771	560,034

	Year ended December 31,
	2012	2013	2014
	(RMB thousands)
Provision of construction services by GRGC and its subsidiaries(vi)	287,903	229,999	280,983
Others	—	12,889	8,729

	1,388,063	1,324,480	1,157,459

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee range from 0.3% to 5%.
(vi)	Based on construction amount determined under national railway engineering guidelines.

We had the following material balances with our related parties as of the dates indicated:

	As of December 31,
	2013	2014
	(RMB thousands)
Trade receivables	326,826	765,098
- GRGC(i)	196,439	260,554
- Subsidiaries of GRGC(i)	130,387	504,544
Prepayments and other receivables	88,735	47,733
- GRGC	40,170	5,399
- Subsidiaries of GRGC	44,166	37,560
- Associates	16,711	17,086
Less: impairment provision(iii)	(12,312)	(12,312)
Prepayments for fixed assets and construction-in-progress	1,092	1,092
- GRGC	1,092	1,092
Trade payables	273,146	617,822
- GRGC(i)	34,137	119,953
- Subsidiaries of GRGC(ii)	237,847	433,805
- Associates	1,162	64,064
Payables for fixed assets and construction-in-progress	174,522	208,955
- GRGC	3,859	12,610
- Subsidiaries of GRGC	131,170	159,381
- Associates	39,493	36,964
Accruals and other payables	50,298	29,057
- GRGC	1,179	4,133
- Subsidiaries of GRGC(iv)	43,963	20,600
- Associates(v)	5,156	4,324

(i)	The trade balances due from/to GRGC, subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(ii)	The trade payables due to subsidiaries of GRGC mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
(iv)	The other payables due to subsidiaries of GRGC mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(v)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As of December 31, 2014, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2014. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2014 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

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

The MOR was dissolved in March 2013 during the First Session of the 12th National People’s Congress of the PRC. The China Railway Corporation will perform the commercial functions previously performed by the MOR. Accordingly, the equity interests of GRGC which was wholly owned by MOR previously will be transferred to CRC. Once the transfer is completed, the actual controlling entity of our Company’s largest shareholder will become CRC. Since March 2013, the collecting, processing and distribution function of revenues which executed by MOR previously had been transferred to CRC. The revenues generated from the long-distance passenger train transportation and freight transportation businesses are collected and settled by CRC together with the subsidiaries transferred from MOR (the “CRC Group”) on behalf of our Company through CRC’s settlement systems. As of December 31, 2014, the cooperation mode and pricing model did not change.

The chart below sets forth the material transactions our Company undertook with the MOR for the periods indicated prior to March 2013 and with CRC together with the subsidiaries which were wholly owned by MOR previously after March 2013. Unless otherwise specified, the transactions disclosed below have excluded the transactions with GRGC and its subsidiaries:

	Year ended December 31,
	2012	2013	2014
	(RMB thousands)
Provide services and sales of goods
Transportation-related services
Provision of train transportation services to CRC Group(i)	141,664	30,450	5,229
Revenue collected by CRC for services provided to CRC Group(ii)	2,235,810	2,070,966	1,706,558
Revenue from railway operation service provided to CRC Group(vi)	824,126	968,477	950,966

	3,201,600	3,069,893	2,662,753

Other services
Provision of repairing services for cargo trucks to CRC Group(ii)	247,335	286,265	259,470
Sales of materials and supplies to CRC Group (iv)	107,759	65,897	43,239
Provision of apartment leasing services to CRC Group (iv)	—	780	732

	355,094	352,942	303,441

Receive services and purchase of goods
Transportation-related services
Provision of train transportation services by CRC Group(i)	213,755	264,372	292,866
Cost settled by CRC for services provided by CRC Group(ii)	1,425,412	1,457,451	1,265,873

	1,639,167	1,721,823	1,558,739

Other services
Provision of repair and maintenance services by CRC Group(iii)	51,810	68,963	28,531
Purchase of materials and supplies from CRC Group(v)	390,314	131,061	9,317

	442,124	200,024	37,848

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee ranged from 0.3% to 5%.

The chart below sets forth the revenue collected and settled through the MOR/CRC for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(RMB thousands)
Passenger transportation	7,522,886	7,740,887	6,630,629
Freight transportation	764,359	871,173	920,255
Luggage and parcel	—	100,884	148,863

	8,287,245	8,712,944	7,699,747

We cooperate with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on our behalf through the CRC’s settlement systems.

We had the following material balances maintained with CRC Group as of December 31, 2013 and December 31, 2014:

	As of December 31,
	2013	2014
	(RMB thousands)
Due from CRC Group
Trade receivables	667,800	643,182
Other receivables	1,452	9,411
Due to CRC Group
Trade payables	150,292	37,843
Other payables	321	294

C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-79 following ITEM 19.

A.7	Legal Proceedings

We have been unable to recover the deposit from Li Cheng Credit Cooperative (“Li Cheng”) upon maturity. We have initiated several legal proceedings against Li Cheng in order to enforce recovery but so far have not succeeded. As a result, for the year ended December 31, 2012, 2013 and 2014, we had a provision for impairment loss of RMB31.36 million, RMB24.97 million and RMB24.97 million respectively, against the principal balance of a deposit placed with Li Cheng.

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

On March 25, 2015, our Board of Directors proposed a final dividend distribution of RMB0.05 per share to our shareholders for the year ended December 31, 2014. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders to be held on May 28, 2015.

B.	Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2014.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Price Range of our H shares and ADSs

As of December 31, 2014 and April 21, 2015, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2014 and April 21, 2015, there were 3,299,910 ADSs and 3,011,724 ADSs outstanding held by 155 and 153 registered holders, respectively.

The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
Annual highs and lows
2010	22.26	16.03	3.48	2.56
2011	21.67	13.82	3.40	2.22
2012	21.38	13.97	3.37	2.19
2013	28.17	18.73	4.48	2.81
2014	24.59	18.05	3.82	2.79
Quarterly highs and lows
First Quarter 2013	26.75	19.34	4.23	3.01
Second Quarter 2013	25.22	18.73	4.00	2.81
Third Quarter 2013	27.40	19.49	4.48	3.00
Fourth Quarter 2013	28.17	21.03	4.37	3.28
First Quarter 2014	23.76	19.95	3.72	3.09
Second Quarter 2014	22.14	18.05	3.44	2.79
Third Quarter 2014	23.10	18.57	3.58	2.86
Fourth Quarter 2014	24.59	19.32	3.82	3.06
Monthly highs and lows
October 2014	21.44	19.32	3.36	3.06
November 2014	22.21	20.46	3.44	3.19
December 2014	24.59	20.86	3.82	3.25
January 2015	25.94	23.74	4.05	3.73
February 2015	25.30	24.25	3.94	3.79
March 2015	25.23	22.54	3.96	3.48
April 2015 (through April 21, 2015)	32.27	23.54	5.18	3.60

During the year ended December 31, 2014, we did not purchase, sell or redeem any of our H shares.

In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The total number of shares of our Company after the A Share Offering is 7,083,537,000. As of December 31, 2014, our issued share capital consisted of:

	Number of shares	Percentage of shares (%)
Type of share capital
Domestic tradable shares without restriction on sales (A shares)	5,652,237,000	79.8
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.0

Public Float

As of April 28, 2015, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

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

The board of directors shall, in accordance with the laws and administrative regulations of the State (if any) and our Company’s operation and development requirements, determine the proportions of allocations to the discretionary common reserve fund and payment of ordinary share dividends subject to approval of shareholders at the general meeting. The Company may not distribute any dividend before making up for its losses and allocating funds to the statutory common reserve fund.

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

We are not permitted to enter into any contract with any person other than a director, supervisor, general manager, deputy general manager, or other senior officers of our Company whereby the management and administration of the whole of our Company or any material business of our Company is to be handed over to such person without the prior approval of the shareholders in a general meeting.

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

Where our Company convenes an annual general meeting, shareholders who severally or jointly hold more than 3% of our Company’s shares, may present an extraordinary proposal for the shareholders’ general meeting in written form to our Company. If the subject of the extraordinary proposal falls within the functions and powers of a shareholders’ general meeting, then it should be included in the agenda of the meeting.

A shareholder extraordinary general meeting shall not resolve any matter not stated in the notice of such meeting. A notice of meeting of shareholders shall:

•	be given by way of public notice or other means as specified under our Articles of Association;

•	specify the place, date and the time of the meeting;

•	state the motions to be discussed at the meeting;

•	provide such information and explanations as are necessary for the shareholders to exercise an informed judgment on the proposals before them. Without limiting the generality of the foregoing, where a proposal is made to merge our Company with another entity, to repurchase the shares of our Company, to reorganize its share capital or to restructure our Company in any other way, the terms of the proposed transaction must be provided in detail, together with copies of the proposed agreement, if any, and the cause and effect of the proposal must be properly explained;

•	contain disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager, deputy general manager or other senior officers of our Company in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of other shareholders of the same class;

•	contain the full text of any special resolution proposed to be approved at the meeting;

•	contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him or her and that a proxy need not also be a shareholder; and

•	state the time within which and the address to which voting proxies for the meeting are to be delivered.

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

The following matters shall be resolved by way of ordinary resolution of the shareholders’ general meeting:

•	work reports of the board of directors and the supervisory committee;

•	profit distribution proposals and loss recovery proposals formulated by the board of directors;

•	removal of members of the board of directors and the supervisory committee, their remuneration and methods of payment;

•	our annual financial budget, final accounts, balance sheet, income statement and other financial statements; and

•	matters other than those that are required by laws, administrative regulations or our Articles of Association to be adopted by way of special resolution.

The following matters shall be resolved by way of special resolution of the shareholders’ general meeting:

•	increase or reduction of our share capital and the issuance of shares of any class, warrants and other similar securities;

•	issuance of Company debentures;

•	division, merger, dissolution and liquidation of our Company;

•	amendment to our Articles of Association;

•	alteration to the form of our Company;

•	acquisition or disposal within one year of material assets exceeding 30% of the total assets of our Company; and

•	any other matter that, according to an ordinary resolution of the shareholders meeting, may have a significant impact on our Company and requires adoption by way of a special resolution.

Shareholders have the right to attend general meetings of shareholders and to exercise their voting rights, in person or by proxy, in relation to the amount of voting shares they represent. Each share carries the right to one vote. Any share of our Company held by our Company does not carry any voting right.

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

Reduction of Share Capital and Purchase by Us of Our Shares

We may, following the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase any of our issued shares under the following circumstances:

•	cancellation of shares for capital reduction;

•	merging with another company that holds our shares;

•	paying shares to our employees as bonus; or

•	repurchasing, upon request, any shares held by any shareholder who is opposed to our Company’s resolution for merger or spin-off at a shareholders’ general meeting.

Any repurchase of shares under items (1) to (3) of the foregoing paragraph shall be approved by shareholders’ general meeting of our Company. After repurchase of the shares according to the foregoing paragraph by our Company, the shares repurchased under item 1 shall be cancelled within ten days from the date of the repurchase; and the shares repurchased under items 2 and 4 shall be transferred or cancelled within six months.

The shares repurchased by our Company under item 3 may not exceed 5% of the total of our Company’s issued shares. Such repurchase shall be financed by our Company’s profit after tax. The shares so repurchased shall be transferred to the employees within one year.

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

“Controlling shareholder” means a shareholder whose shareholdings represent over 50% of the total share capital of our Company, or if less than 50%, whose entitlement to voting rights is sufficient to materially affect the resolutions at general meetings of our Company.

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

All material contracts we entered into during the fiscal years of 2013 and 2014 were made in the ordinary course of business.

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

Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2014, we incurred a foreign exchange loss of approximately RMB0.4 million due to the appreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB2.3 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2014, we maintained the equivalent of approximately RMB62.1 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

Tax on Dividends

For an Individual Investor. According to the Individual Income Tax Law of the PRC, an income tax of 20% shall be withheld on dividend payments from PRC enterprises to residents of the PRC. According to the Circular on Relevant Tax Policies on Pilot Shanghai-Hong Kong Stock Connect Scheme (Cai Shui [2014] No. 81) (hereinafter referred to as the “Circular 81”) issued by the Ministry of Finance, State Tax Bureau and CSRC on October 31, 2014, which was effective November 17, 2014, individual income tax shall be withheld from mainland individual investors’ dividends from investment in stocks listed on the SEHK through the Shanghai-Hong Kong Stock Connect at the rate of 20% by the company of H share, which shall apply to the China Securities Depository and Clearing Company Limited (hereinafter referred to as the “CSDC”) firstly, and the list of mainland individual investors will be provided to the company of H share by CSDC. For a foreign individual who is not a resident of the PRC, the receipt of dividends from a company in the PRC is normally subject to a withholding tax of 20% unless specifically exempted by the tax authority of the State Council or reduced by an applicable tax treaty. According to the Notice on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 issued by the PRC State Tax Bureau, foreign resident individual shareholders receiving dividends from shares in a domestic non-foreign-invested enterprise may withhold individual income tax at the rate of 10%; the receipt of dividends from a company in the PRC by foreign individuals of countries which have entered into a double taxation agreement with the PRC is subject to the treaty rate in the relevant tax treaty. A foreign individual of countries which have not entered into any double taxation agreement with the PRC or in any other case will be subject to 20% PRC withholding tax. However, before the Hong Kong Securities Clearing Company Ltd is able to provide detail data of investor’s identity and stock holding period to CSDC, dividends received by investors from Hong Kong market (including enterprise and individual) from investment in A share listed on the Shanghai Stock Exchange shall not be subject to differential tax policies based on the stock holding period. Instead, such dividends shall be subject to withholding at a rate of 10% and applied for withholding declaration by the listed company to the tax authority.

According to the Notice on the Issues concerning the Implementation of Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies promulgated on December 28, 2012, individual PRC resident holders of A Shares who have held shares for one month or less shall include all cash and share distributions in their taxable income; individual PRC resident holders of A Shares who have held shares for more than one month and not more than one year shall temporarily include 50% of all cash and share distributions in their taxable income; and individual PRC resident holders of A Shares who have held shares for more than one year shall temporarily include 25% of all cash and share distributions in their taxable income.

For An Enterprise. According to the Circular 81, Mainland enterprise investors’ dividends from investment in stocks listed on the SEHK through the Shanghai-Hong Kong Stock Connect shall be included into the total income and shall be subject to the enterprise income tax. However, mainland enterprise investor’s dividends of the H share, which is continuously held over 12 months, shall be exempted from enterprise income tax. According to the EIT Law and its implementing rules, and pursuant to the Notice on the Issues Regarding Withholding of the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H share Holders Which Are Overseas Non-resident Enterprises issued by State Administration of Taxation on November 6, 2008, when a non PRC resident enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, or a non PRC resident enterprise with establishment or office in the PRC receives dividends from a company in the PRC, which dividends so received are not effectively connected with such establishment or office, the non PRC resident enterprise is normally subject to a PRC withholding tax of 10% under the EIT Law.

The Response to Questions on Levying Enterprise Income Tax on Dividends Derived by Non-resident Enterprise from Holding B-shares issued by the SAT on July 24, 2009 further provides that any PRC-resident Enterprise that is listed on overseas stock exchanges must withhold enterprise income tax at a rate of 10% on dividends that it distributes to non-resident enterprises. Such tax rate may be reduced pursuant to the tax treaty or agreement that the PRC has concluded with a relevant jurisdiction, where applicable.

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

After the latest amendment to the Individual Income Tax Law on June 30, 2011 and its Implementation Rules on February 18, 2008, the State Administration of Taxation has not stated whether it will continue to exempt from individual income tax income derived by individuals from the transfer of listed shares. However, on December 31, 2009, the Ministry of Finance, State Administration of Taxation and CSRC jointly issued the Circular on Related Issues on Collection of Individual Income Tax over the Income Received by Individuals from Transfer of Listed Shares Subject to Sales Limitation (Cai Shui [2009] No. 167), which states that individuals’ income from transferring listed shares on certain domestic exchanges shall continue to be exempted from the individual income tax, except for the shares of certain specified companies under certain situations which are subject to sales limitations (as defined in such Circular and its supplementary notice issued on November 10, 2010). Meanwhile, according to Circular 81, mainland individual investors’ gains from transferring stocks of a company listed on the HKSE through the Shanghai-Hong Kong Stock Connect shall be temporarily exempted from individual income tax from November 17, 2014 to November 16, 2017. Moreover, the gains received by individual investors from the Hong Kong market from transferring A shares listed on the Shanghai Stock Exchange shall be temporarily exempted from income tax.

For An Enterprise. In accordance with the EIT Law and its implementation regulations, a non-resident enterprise is generally subject to enterprise income tax at a rate of 10% with respect to PRC-sourced income, including gains derived from the disposal of equity interests in a PRC resident enterprise, if it does not have an establishment or place in the PRC or has an establishment or premises in the PRC but the PRC-sourced income is not connected with such establishment or premise in the PRC. According to Circular 81, the gains derived from transferring A shares listed on the Shanghai Stock Exchange received by enterprise investors from the Hong Kong market through the Shanghai-Hong Kong Stock Connect shall be temporarily exempted from income tax. In addition, such tax may be exempted in the PRC if the tax treaty or agreement that the PRC concluded with the relevant jurisdiction, where applicable, states that the PRC may not tax capital gains.

In accordance with Circular 81, mainland enterprise investors’ gains from transferring stocks listed on the HKSE through the Shanghai-Hong Kong Stock Connect shall be included in total income and shall be subject to enterprise income tax.

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

We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H shares or ADSs .

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

We believe that we were not a PFIC for our taxable year ended December 31, 2014 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Additionally, we are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual reports on Form 20-F within four months of our fiscal year end, and we will furnish other reports and information under cover of Form 6-K with the SEC. You may review a copy of the registration statement and other information without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also inspect the registration statement and its exhibits and schedules at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. You may also get copies, upon payment of a prescribed fee, of all or a portion of the registration statement from the SEC’s public reference room or by calling the SEC on 1-800-SEC-0330 or visiting the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2013 and 2014.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2013 and 2014 are set forth below.

	As of December 31,
Monetary assets and liabilities	Currency Denomination	2013	2014
	(RMB thousands)
Cash and cash equivalents	USD	69	—
Cash and cash equivalents	HKD	18,561	62,093
Other receivables	HKD	35	93
Other payables	HKD	(109)	—

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We incurred a foreign exchange loss of RMB0.41 million for the year ended December 31, 2014. As of December 31, 2014, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB62.1 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB3.1 million in these balances.

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

Interest Rate Risks

As of December 31, 2014, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Other than deposits held in banks, the Group does not have significant interest-bearing assets.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2014, at present and in our normal course of business, we are not subject to any other material market-related risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

JPMorgan Chase Bank, N.A. is the depositary for our ADSs. The depositary’s office is located at No. 13 Building, 4 New York Plaza, New York, NY 10004. On April 25, 2008, JPMorgan Chase Bank, N.A. signed an agreement with Wells Fargo Bank, pursuant to which Wells Fargo Bank will provide the depositary service for our ADSs on behalf of JPMorgan Chase Bank, N.A. Each of our ADRs represents 50 H shares of par value RMB1.00 per share.

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

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse and waive certain fees and expenses incurred by us in connection with our ADR program.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2014:

Category of Expenses	Amount (US$)
Investor relations	3,202.16
Broker reimbursements	15,455.89
Total	18,658.05

Indirect Payments

The depositary has also agreed to waive certain fees for standard costs associated with the administration of our ADS program. The table below sets forth those fees that the depositary waived in the year ended December 31, 2014:

Category of Expenses	Amount (US$)
Fees waived	300,000

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2014. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and directors of our Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

For the year ended December 31, 2014, under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chen Song is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Lo Mun Lam and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual.

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

Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our auditor for 2014 have been approved at the annual general meeting of our shareholders held on May 29, 2014.

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2013 and 2014.

	2013	2014
	(RMB millions)
Audit Fees	8.08	8.08
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.43	0.33

Total	8.51	8.41

Notes:

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2014, there did not exist any amount that became payable but remained outstanding.

All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2014, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under the NYSE’s corporate governance listing standards, we are required to disclose any significant ways in which our governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. There are no significant differences in our corporate governance practices compared to those followed by a U.S. domestic company under the NYSE listing standards, except for the following:

•	we do not have the majority of our board of directors comprised of independent directors as defined under Section 303A.02 of the NYSE Manual;

•	we do not have a nominating committee or a corporate governance committee similar to that required for U.S. domestic companies;

•	we do not have a compensation committee wholly made up of independent directors. Our remuneration committee currently consists both executive directors and independent non-executive directors with the independent non-executive directors making up the majority of such committee;

•	instead of having formal corporate governance guidelines similar to those required for U.S. domestic companies, we have, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Working Ordinance for the supervisory committee, the Working Ordinance for the General Manager, the Capital Management Measures, the Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (i) director qualification standards and responsibilities; (ii) key board committee responsibilities; (iii) director access to management and, as necessary and appropriate, independent advisors; (iv) director compensation; (v) management succession and (vi) director orientation and continuing education;

•	as a company listed on the HKSE, we are required to comply with applicable corporate governance and other related requirements of the HKSE Listing Rules, including the Corporate Governance Code, unless an exemption is available; and

•	we have not adopted a set of formal code of business conduct and ethics for our directors, officers and employees similar to that required for U.S. domestic companies. We have implemented code of business conduct and ethics for senior management, including our General Manager, Deputy General Manager, Chief Accountant and Company Secretary. In addition, our directors are required to comply with the Model Code for Securities Transactions by Directors of Listed Companies set out in the HKSE Listing Rules, which sets out standards with which directors are required to comply with respect to transactions involving our securities.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-79 following ITEM 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-79 following this item.

(b)	Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1[a]	Amended and Restated Articles of Association

2.1*	Form of Amendment No. 1 to Deposit Agreement

2.2*	Form of American Depositary Receipt

4.1**	Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company

4.2ß	Master comprehensive services agreements dated October 18, 2013 between Guangshen Railway Company Limited and each of GRGC, Guangzhou Railway(Group) Guangshen Railway Enterprise Development Company and Yangcheng Railway Company

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2014

11.1¥	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Registrant’s Form F-6EF filed with the SEC on April 24, 2009.
**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
¥	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.
a	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 22, 2010.
ß	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 24, 2014.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 28, 2015	By:	/s/ Wu Yong
Wu Yong
Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2,3

Consolidated Balance Sheets as at December 31, 2013 and 2014	F-4

Consolidated Comprehensive Income Statements for the years ended December 31, 2012, 2013 and 2014	F-5,6

Consolidated Cash Flow Statements for the years ended December 31, 2012, 2013 and 2014	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014	F-8,9

Notes to the Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of cashflows, and of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited and its subsidiaries (the “Group”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report On Internal Control over Financial Reporting in Item 15 appearing on pages 79 and 80 of the 2014 Annual Report. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 28, 2015

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2013 AND 2014

(Amounts in thousands)

		December 31
	Note	2013 RMB	2014 RMB	2014 US$*
ASSETS
Non-current assets
Fixed assets	6	24,302,653	24,179,210	3,896,981
Construction-in-progress	7	543,350	401,434	64,699
Prepayments for fixed assets and construction-in-progress		9,403	13,499	2,176
Leasehold land payments	8	657,593	668,005	107,663
Goodwill	9	281,255	281,255	45,330
Investments in associates	11	142,054	147,102	23,709
Deferred tax assets	12	91,227	67,584	10,893
Long-term prepaid expenses	13	33,528	22,004	3,546
Available-for-sale investments	15	53,826	53,826	8,675
Long-term receivable	16	29,588	30,197	4,867

		26,144,477	25,864,116	4,168,539

Current assets
Materials and supplies	17	391,947	400,509	64,550
Trade receivables	18	1,554,914	2,313,405	372,853
Prepayments and other receivables	19	244,373	189,576	30,554
Short-term deposits	20	4,483,600	104,000	16,762
Cash and cash equivalents	20	412,678	1,665,057	268,358

		7,087,512	4,672,547	753,077

Total assets		33,231,989	30,536,663	4,921,616

Equity
Capital and reserves attributable to the Company’s equity holders
Share capital	21	7,083,537	7,083,537	1,141,659
Share premium		11,562,777	11,562,738	1,863,575
Other reserves	22	2,530,747	2,596,783	418,525
Retained earnings		5,473,483	5,502,785	886,888

		26,650,544	26,745,843	4,310,647

Non-controlling interests		43,821	40,617	6,546

Total equity		26,694,365	26,786,460	4,317,193

Liabilities
Non-current liabilities
Deferred income related to government grants	23	90,404	88,771	14,307
Employee benefits obligations	25	7,909	—	—

		98,313	88,771	14,307

Current liabilities
Trade payables	26	940,045	1,438,444	231,835
Payables for fixed assets and construction-in-progress		856,837	1,094,814	176,452
Dividends payable		146	548	88
Income tax payable		269,981	157,865	25,443
Accruals and other payables	27	879,579	969,761	156,298
Current portion of bonds payable	24	3,492,723	—	—

		6,439,311	3,661,432	590,116

Total liabilities		6,537,624	3,750,203	604,423

Total equity and liabilities		33,231,989	30,536,663	4,921,616

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.2046, the certified exchange rates for December 31, 2014 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2014 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$*
Revenue from Railroad Businesses
Passengers		7,841,091	8,058,291	6,988,288	1,126,308
Freight		1,344,113	1,603,288	1,763,679	284,253
Railway network usage and other transportation related services		4,890,640	5,034,676	5,031,241	810,889

		14,075,844	14,696,255	13,783,208	2,221,450
Revenue from other businesses		1,016,042	1,104,422	1,017,573	164,003

Total revenue		15,091,886	15,800,677	14,800,781	2,385,453
Operating expenses
Railroad businesses
Business tax		(340,035)	(357,824)	(61,021)	(9,835)
Labour and benefits	28	(3,516,589)	(3,932,120)	(4,441,615)	(715,858)
Equipment leases and services		(4,022,514)	(4,166,329)	(3,629,757)	(585,011)
Land use right leases	36(b)	(54,800)	(56,000)	(53,962)	(8,697)
Materials and supplies		(1,532,559)	(1,587,251)	(1,310,106)	(211,151)
Repair and facilities maintenance costs, excluding materials and supplies		(696,884)	(501,711)	(905,540)	(145,947)
Depreciation of fixed assets		(1,358,527)	(1,392,010)	(1,405,580)	(226,538)
Amortisation of leasehold land payments		(15,001)	(15,001)	(18,245)	(2,941)
Social services charges		(93,090)	(67,990)	(12,430)	(2,003)
Utility and office expenses		(107,216)	(71,525)	(74,740)	(12,046)
Others		(525,806)	(731,055)	(816,832)	(131,649)

		(12,263,021)	(12,878,816)	(12,729,828)	(2,051,676)

Other businesses
Business tax		(32,845)	(37,098)	(29,957)	(4,828)
Labour and benefits	28	(458,349)	(493,072)	(469,273)	(75,633)
Materials and supplies		(317,738)	(338,547)	(306,128)	(49,339)
Depreciation of fixed assets		(23,877)	(22,002)	(23,694)	(3,819)
Amortisation of leasehold land payments		(987)	(920)	(919)	(148)
Utility and office expenses		(132,581)	(156,914)	(192,162)	(30,971)

		(966,377)	(1,048,553)	(1,022,133)	(164,738)

Total operating expenses		(13,229,398)	(13,927,369)	(13,751,961)	(2,216,414)
Other income and other gains—net	29	71,815	14,903	7,138	1,150

Profit from operations		1,934,303	1,888,211	1,055,958	170,189
Finance costs	30	(187,073)	(191,686)	(180,373)	(29,071)
Share of results of associates	11	10,906	5,228	5,048	814

Profit before income tax		1,758,136	1,701,753	880,633	141,932
Income tax expense	31	(441,151)	(430,670)	(219,507)	(35,378)

Profit for the year		1,316,985	1,271,083	661,126	106,554

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$*
Profit for the year		1,316,985	1,271,083	661,126		106,554
Other comprehensive income, net of tax		—	—	—		—

Total comprehensive income for the year, net of tax		1,316,985	1,271,083	661,126		106,554

Profit attributable to:
Equity holders of the Company		1,318,938	1,273,841	662,021		106,698
Non-controlling interests		(1,953)	(2,758)	(895)		(144)

		1,316,985	1,271,083	661,126		106,554

Total comprehensive income attributable to:
Equity holders of the Company		1,318,938	1,273,841	662,021		106,698
Non-controlling interests		(1,953)	(2,758)	(895)		(144)

		1,316,985	1,271,083	661,126		106,554

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	32	RMB0.19	RMB0.18	RMB0.09	US$	0.01

Earnings per equivalent ADS
- Basic and diluted	32	RMB9.31	RMB8.99	RMB4.67	US$	0.75

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.2046, the certified exchange rates for December 31, 2014 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2014 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

		Year ended December 31,
	Note	2012	2013	2014	2014
		RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	34(a)	2,875,017	2,423,086	2,421,206	390,228
Interest paid		(167,650)	(167,650)	(167,650)	(27,020)
Income tax paid		(529,694)	(372,025)	(307,980)	(49,637)

Net cash generated from operating activities		2,177,673	1,883,411	1,945,576	313,571

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets, net of related payables		(1,836,154)	(1,376,601)	(999,633)	(161,112)
Proceeds from disposal of fixed assets	34(b)	41,071	75,250	708	114
Government grants received		—	647	—	—
Interest received		116,688	127,318	128,139	20,652
(Increase)/ decrease in short-term deposits with maturities more than three months, net		(488,000)	(309,600)	4,379,600	705,863
Dividends received		5,500	4,904	4,904	790
Payment for business combination, net of cash acquired	37	—	(94,879)	(139,897)	(22,547)

Net cash (used in)/generated from investing activities		(2,160,895)	(1,572,961)	3,373,821	543,760

Cash flows from financing activities:
Repayments of bond payables	24	—	—	(3,500,000)	(564,098)
Dividends paid to non-controlling interests’ shareholders		(10)	—	—	—
Dividends paid to the Company’s shareholders		(708,354)	(566,680)	(566,685)	(91,333)
Acquisition of additional interests in subsidiary from non-controlling interests		—	(5,947)	—	—
Payments for management fee of bond payables		(158)	(158)	(333)	(54)

Net cash used in financing activities		(708,522)	(572,785)	(4,067,018)	(655,485)

Net (decrease)/increase in cash and cash equivalents		(691,744)	(262,335)	1,252,379	201,846

Cash and cash equivalents, at beginning of year		1,366,757	675,013	412,678	66,512

Cash and cash equivalents, at end of year	20	675,013	412,678	1,665,057	268,358

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.2046, the certified exchange rates for December 31, 2014 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2014 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital		Share premium		Statutory surplus reserve		Discretionary surplus reserve		Other reserve	Retained earnings		Total		Non-controlling interests		Total equity
	RMB		RMB		RMB		RMB		RMB	RMB		RMB		RMB		RMB
	(Note 21)				(Note 22)		(Note 22)		(Note 22)
Balance at January 1, 2012		7,083,537		11,564,581		1,965,036		304,059	—		4,417,393		25,334,606		52,802		25,387,408
Total comprehensive income		—		—		—		—	—		1,318,938		1,318,938		(1,953)		1,316,985
Profit for the year		—		—		—		—	—		1,318,938		1,318,938		(1,953)		1,316,985
Other comprehensive		—		—		—		—	—		—		—		—		—
Special reserve-Safety Production Fund (Note 22)		—		—		—		—	—		—		—		—		—
Appropriation		—		—		—		—	134,265		(134,265)		—		—		—
Utilization		—		—		—		—	(134,265)		134,265		—		—		—
Appropriations from retained earnings (Note 22)		—		—		133,171		—	—		(133,171)		—		—		—
Dividends relating to 2011		—		—		—		—	—		(708,354)		(708,354)		—		(708,354)

Balance at December 31, 2012		7,083,537		11,564,581		2,098,207		304,059	—		4,894,806		25,945,190		50,849		25,996,039

Balance at January 1, 2013		7,083,537		11,564,581		2,098,207		304,059	—		4,894,806		25,945,190		50,849		25,996,039
Total comprehensive income		—		—		—		—	—		1,273,841		1,273,841		(2,758)		1,271,083
Profit for the year		—		—		—		—	—		1,273,841		1,273,841		(2,758)		1,271,083
Other comprehensive		—		—		—		—	—		—		—		—		—
Special reserve-Safety Production Fund (Note 22)		—		—		—		—	—		—		—		—		—
Appropriation		—		—		—		—	200,839		(200,839)		—		—		—
Utilisation		—		—		—		—	(200,839)		200,839		—		—		—
Acquisition of additional interests in subsidiary from non-controlling interests		—		(1,804)		—		—	—		—		(1,804)		(4,143)		(5,947)
Appropriations from retained earnings (Note 22)		—		—		128,481		—	—		(128,481)		—		—		—
Dividends relating to 2012		—		—		—		—	—		(566,683)		(566,683)		(127)		(566,810)

Balance at December 31, 2013		7,083,537		11,562,777		2,226,688		304,059	—		5,473,483		26,650,544		43,821		26,694,365

Balance at December 31, 2013	US$	1,170,117	US$	1,910,035	US$	367,823	US$	50,227	—	US$	904,155	US$	4,402,357	US$	7,239	US$	4,409,596

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital		Share premium		Statutory surplus reserve		Discretionary surplus reserve		Other reserve	Retained earnings		Total		Non-controlling interests		Total equity
	RMB		RMB		RMB		RMB		RMB	RMB		RMB		RMB		RMB
	(Note 21)				(Note 22)		(Note 22)		(Note 22)
Balance at January 1, 2014		7,083,537		11,562,777		2,226,688		304,059	—		5,473,483		26,650,544		43,821		26,694,365
Total comprehensive income		—		—		—		—	—		662,021		662,021		(895)		661,126
Profit for the year		—		—		—		—	—		662,021		662,021		(895)		661,126
Other comprehensive		—		—		—		—	—		—		—		—		—
Special reserve-Safety Production Fund (Note 22)		—		—		—		—	—		—		—		—		—
Appropriation		—		—		—		—	208,250		(208,250)		—		—		—
Utilisation		—		—		—		—	(208,250)		208,250		—		—		—
Liquidation of a subsidiary		—		(39)		—		—	—		—		(39)		(1,905)		(1,944)
Appropriations from retained earnings (Note 22)		—		—		66,036		—	—		(66,036)		—		—		—
Dividends relating to 2013		—		—		—		—	—		(566,683)		(566,683)		(404)		(567,087)

Balance at December 31, 2014		7,083,537		11,562,738		2,292,724		304,059	—		5,502,785		26,745,843		40,617		26,786,460

Balance at December 31, 2014(*)	US$	1,141,659	US$	1,863,575	US$	369,520	US$	49,005	—	US$	886,888	US$	4,310,647	US$	6,546	US$	4,317,193

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.2046, the certified exchange rates for December 31, 2014 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2014 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”).

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

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway “), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

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

On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC (See Note 39 for more details).

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

As at 31 December 2014, the Company had in total approximately 37,300 employees, representing an increase of 400 as compared with that of 31 December 2013.

The financial statements were authorised for issue by the board of directors of the Company on 28 April 2015.

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

(a)	New and amended standards adopted by the Group

In the current year, the Group has adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning 1 January 2014:

•	Amendment to IAS 32, ‘Financial instruments: Presentation’ on asset and liability offsetting

The amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the consolidated financial statements.

•	Amendment to IFRS10, IFRS12 and IAS 27, ‘Consolidation for investment entities’

These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an ‘investment entity’ definition and which display particular characteristics. Changes have also been made in IFRS12 to introduce disclosures that an investment entity needs to make. The amendment did not have a significant effect on the group financial statements.

•	Amendments to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures for non-financial assets

This amendment removed certain disclosures of the recoverable amount of the cash-generating units (“CGUs”) which had been included in IAS 36 by the issue of IFRS 13. The amendment did not have a significant effect on the consolidated financial statements.

•	IFRIC 21, ‘Levies’

The interpretation addresses what the obligating event is that gives rise to the payment of a levy and when a liability should be recognised. The Group is not currently subjected to significant levies so the impact on the Group is not material.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(a)	New and amended standards adopted by the Group (continued)

•	Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’

This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group has applied the amendment and there has been no significant impact on the group financial statements as a result.

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2014 but are not yet effective for IFRS financial statements for the year ended 31 December 2014:

Effective for annual periods beginning on or after
Amendment to IAS19 regarding defined benefit plans: employee contributions	1 July 2014
Annual improvements to IFRSs 2010-2012 Cycle	1 July 2014
Annual improvements to IFRSs 2011-2013 Cycle	1 July 2014
Annual improvements to IFRSs 2012-2014 Cycle	1 January 2016
IFRS 14 Regulatory Deferral Accounts	1 January 2016
Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations	1 January 2016
Amendments to IAS 1 Disclosure Initiative	1 January 2016
Amendments to IAS 16 and IAS 38 on clarification of acceptable methods of depreciation and amortisation	1 January 2016
Amendments to IAS 16 and IAS 41 on Agriculture: bearer plants	1 January 2016
Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture	1 January 2016
Amendment to IAS 27 on equity method in separate financial statements	1 January 2016
Amendments to IFRS 10 , IFRS 12 and IAS 28 on investment entities: applying the consolidation exception	1 January 2016
IFRS15 Revenue from Contracts with Customers	1 January 2017
IFRS 9 Financial Instruments	1 January 2018

Management is in the process of making an assessment of the impact of the above new and amended standards. Management is not yet in a position to state what impact they would have, if any, on the Group’s results of operations and financial position.

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

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other income and other gains—net”, included in the comprehensive income statement.

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

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

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

Assets that subjected to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable CGUs. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.11	Financial assets

2.11.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held to maturity investment. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. In current year, the Group held loan and receivables and available-for-sale financial assets.

(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “long-term receivables”, “trade and other receivables”, “short-term deposits” and “cash and cash equivalents” in the balance sheet (Notes 2.16 and 2.17).

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

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13	Impairment of financial assets (continued)

(a)	Assets carried at amortised cost (continued)

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

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses recognised in the consolidated comprehensive income statement on equity instruments are not reversed through the consolidated comprehensive income statement.

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

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23	Employee benefits (continued)

(b)	Termination benefits

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25	Revenue recognition (continued)

(a)	Revenue from railway business

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

The Group’s activities expose it to a variety of financial risks: market risk (including price risk, foreign currency risk, cash flow and fair value interest rate risk), credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a)	Market risk

(i)	Price risk

The Group is exposed to price risk because of investments held by the Group and classified as available-for-sale on the consolidated balance sheet.

To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is made in accordance with the limits set by the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(ii)	Foreign currency risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of the Group. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.

The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

The following table shows the Group’s foreign currency denominated monetary assets and liabilities (in RMB equivalent):

		As at 31 December
Monetary assets and liabilities	Currency denomination	2013 (RMB’000)	2014 (RMB’000)
Cash and cash equivalents	HKD	18,561	62,093
Cash and cash equivalents	USD	69	—
Other receivables	HKD	35	93
Other payables	HKD	(109)	—

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(ii)	Foreign currency risk (continued)

As at 31 December 2014, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB2,332,000 (2013: RMB693,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

(iii)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 2.59% (2012: 2.86% and 2013: 2.87%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bonds payable. The bonds bear interest at fixed rates, and expose the Group to fair value interest rate risk.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments) and long-term receivable.

The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Trade receivables
Due from CRC Group	667,650	628,576
Due from related parties	294,827	736,737
Due from third parties	497,910	585,572

	1,460,387	1,950,885

Other receivables excluding prepayments
Due from CRC Group	711	8,904
Due from related parties	3,315	1,076
Due from third parties	121,540	86,034

	125,566	96,014

Long-term receivable
Due from a third party	29,588	30,197

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

	As at December 31, 2013 RMB’000	As at December 31, 2014 RMB’000
Cash at bank and short-term deposits
Placed in listed banks in the PRC	4,895,992	1,769,023
Placed in unlisted banks in the PRC	250	—

	4,896,242	1,769,023

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions.

There were no other financial assets carrying a significant exposure to credit risk.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(c)	Liquidity risk

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

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	RMB’000	RMB’000	RMB’000
At 31 December 2013
Bonds payable (including interests)	3,660,760	—	—
Trade and other payables excluding statutory liabilities and advances	1,417,630	—	—
Dividends payable	146	—	—
Payables for fixed assets and construction-in-progress	856,837	—	—

At 31 December 2014
Trade and other payables excluding statutory liabilities and advances	1,942,431	—	—
Dividends payable	548	—	—
Payables for fixed assets and construction-in-progress	1,094,814	—	—

3.2	Capital risk management

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

As at 31 December 2014, the Group did not have borrowings and bonds. The directors are of the opinion that the Group’s capital risk is low.

The gearing ratio as at 31 December 2013 is as follows:

2013
RMB’000
Total bonds payable (Note 24)	3,492,723
Less: Cash and cash equivalents (Note 20)	(412,678)

Net debt	3,080,045
Total equity	26,694,365

Total capital	29,774,410

Gearing ratio	10%

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

As at 31 December 2014, the Group did not have any financial instruments that were measured at fair value.

As at 31 December 2014, the fair values of other financial instruments approximated their carrying values.

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

The current estimated useful lives are stated in Note 2.6. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation expenses of fixed assets for the year ended 31 December 2014 would have been decreased/increased by approximately RMB19,149,000 and RMB23,404,000 respectively (2012: RMB18,524,000 and RMB22,640,000 respectively; 2013: RMB18,502,000 and RMB22,613,000 respectively).

(b)	Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 9).

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

The segment results for 2012, 2013 and 2014 are as follows:

	The Company’s Business			All other segments			Elimination			Total
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
- Railroad Businesses	14,075,844	14,696,255	13,783,208	—	—	—	—	—	—	14,075,844	14,696,255	13,783,208
- Other Businesses	621,229	664,635	586,564	394,813	464,827	473,204	—	(25,040)	(42,195)	1,016,042	1,104,422	1,017,573
- Inter-segment revenue	—	—	—	—	—	—	—	—	—	—	—	—

Total revenue	14,697,073	15,360,890	14,369,772	394,813	464,827	473,204	—	(25,040)	(42,195)	15,091,886	15,800,677	14,800,781

Segment result	1,757,476	1,706,027	869,701	1,048	(5,011)	13,394	(388)	737	(2,462)	1,758,136	1,701,753	880,633

Finance costs	186,916	191,501	180,208	157	185	165	—	—	—	187,073	191,686	180,373
Share of results of associates	10,906	5,228	5,048	—	—	—	—	—	—	10,906	5,228	5,048
Depreciation	1,377,855	1,409,325	1,423,023	4,549	4,687	6,251	—	—	—	1,382,404	1,414,012	1,429,274
Amortisation of leasehold land payments	15,001	15,001	18,245	987	920	919	—	—	—	15,988	15,921	19,164
Amortisation of long-term prepaid expenses	7,132	12,697	13,610	105	201	321	—	—	—	7,237	12,898	13,931
Recognition of employee benefits obligations	66,650	—	—	—	—	—	—	—	—	66,650	—	—
Provision/(Reversal of) for doubtful accounts	1,464	(5,788)	1,150	112	(49)	—	—	—	—	1,576	(5,837)	1,150

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2012, 2013 and 2014 is as follows:

	The Company’s Business			All other segments			Elimination			Total
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	1,757,476	1,706,027	869,701	1,048	(5,011)	13,394	(388)	737	(2,462)	1,758,136	1,701,753	880,633
Income tax expense	(436,671)	(426,445)	(214,389)	(4,480)	(4,225)	(5,118)	—	—	—	(441,151)	(430,670)	(219,507)

Profit for the year	1,320,805	1,279,582	655,312	(3,432)	(9,236)	8,276	(388)	737	(2,462)	1,316,985	1,271,083	661,126

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business			All other segments			Elimination			Total
	2012	2013	2014	2012	2013	2014	2012	2013	2014	2012	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	32,818,371	33,183,049	30,498,118	229,613	221,612	234,430	(180,802)	(172,672)	(195,885)	32,867,182	33,231,989	30,536,663
Total segment assets include:
Investment in associates	136,826	142,054	147,102	—	—	—	—	—	—	136,826	142,054	147,102
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,921,215	1,399,997	1,376,436	9,210	16,900	3,302	—	—	—	1,930,425	1,416,897	1,379,738

Total segment liabilities	6,892,559	6,544,338	3,770,778	99,595	105,449	121,647	(121,011)	(112,163)	(142,222)	6,871,143	6,537,624	3,750,203

Revenues of approximately RMB1,958,375,000 (2012: RMB1,881,292,000 and 2013: RMB1,723,972,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Company’s Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2013
Cost	5,876,441	14,917,817	7,374,288	1,607,556	5,217,526	34,993,628
Accumulated depreciation	(1,602,648)	(2,388,150)	(2,650,491)	(951,318)	(2,874,000)	(10,466,607)
Impairment	—	—	—	—	(2,773)	(2,773)

Net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248

Year ended 31 December 2013
Opening net book amount	4,273,793	12,529,667	4,723,797	656,238	2,340,753	24,524,248
Additions due to business combination	96,879	10,431	48,307	—	41,198	196,815
Other additions	825	—	85,495	11,330	132,299	229,949
Transfer from construction-in-progress (Note 7)	220,601	433,487	35,342	103,342	219,812	1,012,584
Reclassifications	(64)	—	—	(3,984)	4,048	—
Disposals	(4,031)	(219,684)	(18,215)	(253)	(4,748)	(246,931)
Depreciation charges	(220,219)	(210,429)	(436,430)	(152,775)	(394,159)	(1,414,012)

Closing net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653

At 31 December 2013
Cost	6,186,344	15,114,616	7,486,484	1,711,693	5,579,411	36,078,548
Accumulated depreciation	(1,818,560)	(2,571,144)	(3,048,188)	(1,097,795)	(3,237,435)	(11,773,122)
Impairment	—	—	—	—	(2,773)	(2,773)

Net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653

Year ended 31 December 2014
Opening net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653
Additions due to business combination (Note 37)	114,062	26,948	—	64	10,972	152,046
Other additions	7,513	—	69,937	14,284	131,860	223,594
Transfer from construction-in-progress (Note 7)	418,963	482,166	14,282	25,016	169,509	1,109,936
Reclassifications	323	—	—	(189)	(134)	—
Disposals	(1,013)	(175,756)	(103)	(1,346)	(1,527)	(179,745)
Depreciation charges	(250,291)	(212,208)	(442,015)	(155,389)	(369,371)	(1,429,274)

Closing net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210

At 31 December 2014
Cost	6,723,551	15,433,890	7,568,098	1,712,493	5,810,040	37,248,072
Accumulated depreciation	(2,066,210)	(2,769,268)	(3,487,701)	(1,216,155)	(3,528,366)	(13,067,700)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS (CONTINUED)

As at 31 December 2014, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,921,120,000 (2013: RMB1,703,324,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

As at 31 December 2014, fixed assets of the Group with an aggregate net book value of approximately RMB85,941,000 (2013: RMB76,164,000) had been fully depreciated but they were still in use.

7	CONSTRUCTION-IN-PROGRESS

	2013	2014
	RMB’000	RMB’000
At 1 January	679,528	543,350
Additions due to business combination (Note 37)	2,700	1,665
Other additions	1,021,065	995,931
Transfer to fixed assets (Note 6)	(1,012,584)	(1,109,936)
Transfer to leasehold land (Note 8)	(147,359)	(29,576)

At 31 December	543,350	401,434

Construction-in-progress as at 31 December 2013 and 2014 mainly was improvement on the existing railway equipment in the PRC.

For the year ended 31 December 2014, no interest expense (2013: Nil) was capitalised in the construction-in-progress balance as the impact of interest capitalisation was not material.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

8	LEASEHOLD LAND PAYMENTS

The Group’s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analysed as follows:

RMB’000
At 1 January 2013
Cost	791,054
Accumulated amortisation	(262,758)

Net book amount	528,296

Year ended 31 December 2013
Opening net book amount	528,296
Addition	147,359
Amortisation charges	(15,921)
Disposal	(2,141)

Closing net book amount	657,593

At 31 December 2013
Cost	935,572
Accumulated amortisation	(277,979)

Net book amount	657,593

Year ended 31 December 2014
Opening net book amount	657,593
Addition	29,576
Amortisation charges	(19,164)

Closing net book amount	668,005

At 31 December 2014
Cost	965,148
Accumulated amortisation	(297,143)

Net book amount	668,005

As at 31 December 2014, land use right certificates of certain parcels of land of the Group with an aggregate carrying value of approximately RMB228,630,000 (2013: RMB204,075,000) had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL

RMB’000
Year ended 31 December 2013 and 2014
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At 31 December 2013 and 2014
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

Prior to 1 January 2009, the goodwill had been allocated to a cash-generating unit (“CGU”) comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations and no impairment losses had been recognised prior to 1 January 2009.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s remaining railway business (collectively the “Combined Railway Business”) represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. In addition, the Combined Railway Business is not larger than an operating segment determined under with IFRS 8. Therefore, the Group has reallocated the goodwill to the CGU comprising the Combined Railway Business.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL (CONTINUED)

The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2013	2014
Gross margin	28.77%	24.64%
Growth rate	2%	2%
Discount rate	12.44%	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at 31 December 2014, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at 31 December 2014, the Group would have no impairment recognised against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

10	INVESTMENTS IN SUBSIDIARIES

As at 31 December 2014, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company		Paid-in capital	Principal activities
		Directly	Indirectly
Dongguan Changsheng Enterprise Company Limited	22 May 1992	51%	—	RMB38,000,000	Warehousing
Shenzhen Fu Yuan Enterprise Development Company Limited	1 November 1991	100%	—	RMB18,500,000	Hotel management
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	11 September 1993	100%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation
Shenzhen Nantie Construction Supervision Company Limited	8 May 1995	67.46%	9.20%	RMB3,000,000	Supervision of construction projects
Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB3,000,000	Property management
Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB2,400,000	Travel agency
Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.50%	58.50%	RMB2,000,000	Warehousing, freight transport and packaging agency services
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB2,000,000	Catering management
Shenzhen Railway Station Passenger Services Company Limited	18 December 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	23 November 1992	100%	—	RMB1,020,000	Sales of merchandises
Guangzhou Railway Huangpu Service Company Limited	15 March 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation

During the year ended 31 December 2014, Guangzhou Tielian Economy Development Company Limited (“Guangzhou Tielian”), a 50.5% owned subsidiary of the Company was liquidated.

All the above subsidiaries are limited liability companies.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

10	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

As at 31 December 2014, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC: (continued)

In year 2014, Guangzhou Tielian completed its liquidation. The Company received RMB1,943,000 from Guangzhou Tielian and investment income amounting to RMB143,000 was recognised in the comprehensive income statement of the Company.

As at 31 December 2014, the total non-controlling interests was RMB40,617,000 (31 December 2013: RMB43,821,000), which was not material to the Group. Therefore, no information on subsidiaries with material non-controlling interests is disclosed.

11	INVESTMENTS IN ASSOCIATES

	31 December 2013	31 December 2014
	RMB’000	RMB’000
Share of net assets	171,743	176,791
Less: provision for impairment in value (Note a)	(29,689)	(29,689)

	142,054	147,102

Note a:

The provision balance at the Group level as at 31 December 2014 represented full provision for impairment loss in investment in Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) of approximately RMB29,689,000 (31 December 2013: RMB29,689,000) made in prior years.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES (CONTINUED)

The movement of investments in associates of the Group during the year is as follows:

	2013	2014
	RMB’000	RMB’000
Beginning of the year	136,826	142,054
Share of results after tax	5,228	5,048

End of the year	142,054	147,102

As at 31 December 2014, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Zengcheng Lihua	30 July 1992	26.98%	RMB107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)	2 May 1995	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangshen Railway Civil Engineering Company (“Shentu”)	1 March 1984	49%	RMB64,000,000	Construction of railroad properties

All the above associates are limited liability companies and they are unlisted companies. There are no significant contingent liabilities relating to the Group’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

Set out below are the summarised financial information for Tiecheng, Shentu and Zengcheng Lihua which are accounted for using the equity method in the consolidated financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES (CONTINUED)

Summarised balance sheet

	As at 31 December 2013			As at 31 December 2014
	Zengcheng Lihua	Tiecheng	Shentu	Zengcheng Lihua	Tiecheng	Shentu
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	99,450	64,809	725,801	101,479	58,149	772,956
Non-current assets	62,093	359,838	11,200	63,646	352,300	9,291

Total assets	161,543	424,647	737,001	165,125	410,449	782,247

Current liabilities	406,862	226,672	645,069	414,137	207,378	685,109

Total liabilities	406,862	226,672	645,069	414,137	207,378	685,109

Equity	(245,319)	197,975	91,932	(249,012)	203,071	97,138

Share of net assets	(66,187)	97,008	45,046	(67,183)	99,505	47,597

Carrying amount of interest in associates	—	97,008	45,046	—	99,505	47,597

Reconciliation of the summarised financial information presented to the carrying amount of its interests in associates as follows:

Summarised financial information	Zengcheng Lihua		Shentu		Tiecheng		Total
	2013	2014	2013	2014	2013	2014	2013	2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening net assets	(238,421)	(245,319)	86,189	91,932	193,048	197,975	40,816	44,588
Profit for the year	(6,898)	(3,693)	5,743	5,206	4,927	5,096	3,772	6,609
Other comprehensive income	—	—	—	—	—	—	—	—

Closing net assets	(245,319)	(249,012)	91,932	97,138	197,975	203,071	44,588	51,197

Percentage of ownership interest	26.98%	26.98%	49%	49%	49%	49%

Carrying value	—	—	45,046	47,597	97,008	99,505	142,054	147,102

According to the accounting policy stated in Note 2.3, the Group has written down the carrying value of its interest in Zengcheng Lihua to zero in previous years and did not recognise any further loss in year 2013 and 2014.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2013	As at 31 December 2014
	RMB’000	RMB’000
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	85,513	84,497
Deferred tax assets to be recovered within 12 months	27,096	4,409

	112,609	88,906

Deferred tax liabilities:
Deferred tax liabilities to crystallise after more than 12 months	(20,954)	(19,976)
Deferred tax liabilities to crystallise within 12 months	(428)	(1,346)

	(21,382)	(21,322)

Deferred tax assets - net	91,227	67,584

The gross movement on the deferred income tax account is as follows:

	2013	2014
	RMB’000	RMB’000
At 1 January	109,161	91,227
Charged to the comprehensive income statement (Note 31)	(17,934)	(23,643)

At 31 December	91,227	67,584

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At 1 January 2013	Credited to the comprehensive income statement	At 31 December 2013	Charged/ (Credited) to the comprehensive income statement	At 31 December 2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Impairment provision for receivables	20,803	(1,518)	19,285	288	19,573
Impairment provision for fixed assets and construction-in-progress	2,546	(13)	2,533	(403)	2,130
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Impairment provision for materials and supplies	4,511	—	4,511	—	4,511
Difference in accounting base and tax base of the government grants	21,985	(714)	21,271	(284)	20,987
Difference in accounting base and tax base of employee benefits obligations	77,682	(23,060)	54,622	(20,738)	33,884
Loss on disposal of fixed assets	2,915	—	2,915	(2,566)	349
Other	50	—	50	—	50

	137,914	(25,305)	112,609	(23,703)	88,906

	At 1 January 2013	Credited/ (Charged) to the comprehensive income statement	At 31 December 2013	Credited/ (Charged) to the comprehensive income statement	At 31 December 2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax liabilities:
Difference in accounting base and tax base in recognition of fixed assets	19,173	(8,142)	11,031	(166)	10,865
Others	9,580	771	10,351	106	10,457

	28,753	(7,371)	21,382	(60)	21,322

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB62,368,000 (2013: RMB59,577,000) that can be carried forward against future taxable income as follows:

	As at 31 December 2013	As at 31 December 2014
	RMB’000	RMB’000
Tax losses can be carried forward (Note a)	46,288	49,379
Deductible temporary differences	13,289	12,989

	59,577	62,368

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB49,379,000 (2013: RMB46,288,000) will expire in the following years:

	As at 31 December 2013	As at 31 December 2014
	RMB’000	RMB’000
2014	2,022	—
2015	1,839	1,839
2016	10,984	10,984
2017	15,405	15,405
2018	16,038	14,418
2019	—	6,733

	46,288	49,379

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

13	LONG-TERM PREPAID EXPENSES

The movement of long-term prepaid expenses is set forth as follows:

	2013	2014
	RMB’000	RMB’000
At 1 January
Cost	48,397	54,703
Accumulated amortisation	(8,277)	(21,175)

Net book amount	40,120	33,528

Year ended 31 December
Opening net book amount	40,120	33,528
Additions due to business combination	450	—
Other additions	5,856	2,407
Amortisation	(12,898)	(13,931)

Closing net book amount	33,528	22,004

At 31 December
Cost	54,703	57,110
Accumulated amortisation	(21,175)	(35,106)

Net book amount	33,528	22,004

14	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables	Available- for-sale	Total
	RMB’000	RMB’000	RMB’000
Assets as per consolidated balance sheet
As at 31 December 2013:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	29,588	—	29,588
Trade and other receivables excluding prepayments (Notes 18 and 19)	1,725,513	—	1,725,513
Short-term deposits (Note 20)	4,483,600	—	4,483,600
Cash and cash equivalents (Note 20)	412,678	—	412,678

Total	6,651,379	53,826	6,705,205

As at 31 December 2014:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	30,197	—	30,197
Trade and other receivables excluding prepayments (Notes 18 and 19)	2,456,619	—	2,456,619
Short-term deposits (Note 20)	104,000	—	104,000
Cash and cash equivalents (Note 20)	1,665,057	—	1,665,057

Total	4,255,873	53,826	4,309,699

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Other financial liabilities
RMB’000
Liabilities as per consolidated balance sheet
As at 31 December 2013:
Bonds payable (Note 24)	3,492,723
Trade and other payables excluding statutory liabilities and advances (Notes 26 and 27)	1,417,630
Dividends payable	146
Payables for fixed assets and construction-in-progress	856,837

Total	5,767,336

As at 31 December 2014:
Trade and other payables excluding statutory liabilities and advances (Notes 26 and 27)	1,942,431
Dividends payable	548
Payables for fixed assets and construction-in-progress	1,094,814

Total	3,037,793

15	AVAILABLE-FOR-SALE INVESTMENTS

	2013	2014
	RMB’000	RMB’000
Beginning and the end of the year	53,826	53,826

Most of equity interests held by the Group in these investments are less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As at 31 December 2013 and 2014, no impairment provision was considered necessary by the directors.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

16	LONG-TERM RECEIVABLE

	2013	2014
	RMB’000	RMB’000
Opening net book amount	30,863	29,588
Unwinding of interest accrued (Note 29)	3,725	2,609
Repayment received	(5,000)	(2,000)

Closing net book amount	29,588	30,197

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

17	MATERIALS AND SUPPLIES

	As at 31 December 2013	As at 31 December 2014
	RMB’000	RMB’000
Raw materials	183,676	167,543
Reusable rail-line track materials	104,338	147,115
Accessories	100,281	83,616
Retailing consumables	3,652	2,235

	391,947	400,509

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB1,616,234,000 (2012: RMB1,850,297,000 and 2013: RMB1,925,798,000).

As at 31 December 2014, the balance of the provision for write-down of materials and supplies to net realisable values was approximately RMB18,044,000 (31 December 2013: RMB18,044,000). No additional provision was made in 2014.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES

	As at 31 December 2013	As at 31 December 2014
	RMB’000	RMB’000
Trade receivables	1,561,109	2,320,408
Including: receivables from related parties	326,826	765,098
Less: Provision for impairment of receivables	(6,195)	(7,003)

	1,554,914	2,313,405

As at 31 December 2014, the Group’s trade receivables were all denominated in RMB (31 December 2013: RMB).

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

	As at 31 December 2013	As at 31 December 2014
	RMB’000	RMB’000
Within 1 year	1,460,387	1,950,885
Over 1 year but within 2 years	56,284	324,455
Over 2 years but within 3 years	27,235	17,444
Over 3 years	17,203	27,624

	1,561,109	2,320,408

As at 31 December 2014, the Group’s trade receivables of approximately RMB362,520,000 (31 December 2013: RMB94,527,000) were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered. The aging analysis of these trade receivables is as follows:

	As at 31 December 2013	As at 31 December 2014
	RMB’000	RMB’000
Over 1 year but within 2 years	56,284	324,189
Over 2 year but within 3 years	27,235	17,444
Over 3 years	11,008	20,887

	94,527	362,520

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES (CONTINUED)

As at 31 December 2014, the Group’s trade receivables of approximately RMB7,003,000 (2013: RMB6,195,000) had been impaired and provided for. The amount of the provision made by the Group was approximately RMB7,003,000 as at 31 December 2014 (2013: RMB6,195,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in unexpected difficult financial conditions. The aging analysis of these receivables is as follows:

	As at 31 December 2013	As at 31 December 2014
	RMB’000	RMB’000
Over 1 year but within 2 years	—	266
Over 3 years	6,195	6,737

	6,195	7,003

Movements on the provision for impairment of trade receivables are as follows:

	2013	2014
	RMB’000	RMB’000
At 1 January	5,907	6,195
Provision for impairment loss	591	808
Reversal of impairment loss provision	(19)	—
Receivables written-off	(284)	—

At 31 December	6,195	7,003

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Due from third parties	155,638	141,843
Due from other related parties	88,735	47,733

	244,373	189,576

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Other receivables	232,317	205,274
Less: Provision for impairment loss (Note a)	(61,718)	(62,060)

Other receivables, net (Note b)	170,599	143,214
Prepayments (Note c)	73,774	46,362

	244,373	189,576

(a)	Included in the amount was a provision of approximately RMB24,965,000 against the principal balance of a deposit placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Group was unable to recover the deposit from Li Cheng upon maturity and the Group has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success.
(b)	Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group.
(c)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

Movements on the provision for impairment of other receivables are as follows:

	2013 RMB’000	2014 RMB’000
At 1 January	68,127	61,718
Provision for impairment loss	43	346
Reversal of impairment loss provision	(6,452)	(4)

At 31 December	61,718	62,060

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
RMB	244,338	189,483
HKD	35	93

	244,373	189,576

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

20	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Cash at bank and on hand	321,178	1,213,057
Term deposits with initial term not more than three months	91,500	452,000

Cash and cash equivalents	412,678	1,665,057
Term deposits with initial term of over three months (Note a)	4,483,600	104,000

	4,896,278	1,769,057

Note a: The original effective interest rate of time deposits was 3.05% (2013: 3.05%).

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
RMB	4,877,648	1,706,964
HKD	18,561	62,093
USD	69	—

	4,896,278	1,769,057

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

21	SHARE CAPITAL

As at 31 December 2014, the total authorised number of ordinary shares is 7,083,537,000 shares (31 December 2013: 7,083,537,000 shares) with a par value of RMB1.00 per share (31 December 2013: RMB1.00 per share). These shares are divided into A shares and H shares. They rank pari passu against each other. (2013: divided into A shares and H shares. They rank pari passu against each other (see details below).)

	As at 31 December 2013 RMB’000	Movement RMB’000	As at 31 December 2013 RMB’000	Movement RMB’000	As at 31 December 2014 RMB’000
Authorised, issued and fully paid:
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,652,237	—	5,652,237	—	5,652,237

Total	7,083,537	—	7,083,537	—	7,083,537

22	RESERVES

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

22	RESERVES (CONTINUED)

For the year ended 31 December 2013 and 2014, the directors proposed the following appropriations to reserves of the Company:

	2013 Percentage	2013 RMB’000	2014 Percentage	2014 RMB’000
Statutory surplus reserve	10%	128,481	10%	66,036

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP or (b) IFRS. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements. The main difference between the retained earnings of the Company determined under PRC GAAP and those determined under IFRS was relating to accounting policies in respect of investment in associates adopted under PRC GAAP and IFRS.

For the year 2013 and 2014, the movement of ‘Special reserve—Safety Production Fund’ of the Group is as below:

	2013 RMB’000	2014 RMB’000
Beginning of the year	—	—
Appropriation	200,839	208,250
Utilisation	(200,839)	(208,250)

End of the year	—	—

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

22	RESERVES (CONTINUED)

The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilised, the actual expenses incurred are charged to comprehensive income statement. Meanwhile, the corresponding Safety Production Fund reserve is released back to retained earnings.

23	DEFERRED INCOME RELATED TO GOVERNMENT GRANTS

	2013 RMB’000	2014 RMB’000
Beginning of the year	92,864	90,404
Additions	2,683	6,330
Credited to comprehensive income statement	(5,143)	(7,963)
Including: amortisation	(3,107)	(3,249)

End of the year	90,404	88,771

24	BONDS PAYABLE

	At 1 January 2014 RMB’000	Amortisation RMB’000	Repayment RMB’000	At 31 December 2014 RMB’000
09 Guangshen Tie MTN1	3,492,723	7,277	(3,500,000)	—

	At 1 January 2013 RMB’000	Amortisation RMB’000	Repayment RMB’000	At 31 December 2013 RMB’000
09 Guangshen Tie MTN1	3,485,473	7,250	—	3,492,723

The Company issued bonds of medium terms at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds was matured in December 2014 at their nominal value of RMB3,500,000,000 and bore a coupon interest rate of 4.79% per annum.

On the issue date, the bonds were recognised based on the residual amounts of the principal after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018% per annum. In December 2014, the bonds were matured and repaid by the Company.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

25	EMPLOYEE BENEFITS OBLIGATIONS

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Employee benefits obligations	113,733	44,928
Less: current portion included in accruals and other payables (Note 27)	(105,824)	(44,928)

	7,909	—

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

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to market yields when the liability was recognised at the inception date on high quality investments in the PRC.

The movement in the employee benefits obligation over the year is as follows:

	2013 RMB’000	2014 RMB’000
At 1 January	229,966	113,733
Additions (Note 37)	—	32,410
Amortisation of interest (Note 30)	9,127	4,594
Payments	(125,360)	(105,809)

At 31 December	113,733	44,928

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

26	TRADE PAYABLES

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Payables to third parties	666,899	820,622
Payables to related parties	273,146	617,822

	940,045	1,438,444

The aging analysis of trade payables was as follows:

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Within 1 year	844,450	1,322,771
Over 1 year but within 2 years	71,241	68,497
Over 2 years but within 3 years	14,232	23,391
Over 3 years	10,122	23,785

	940,045	1,438,444

27	ACCRUALS AND OTHER PAYABLES

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Due to third parties	829,281	940,704
Due to related parties	50,298	29,057

	879,579	969,761

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Advances received from customers	120,914	237,095
Other deposits received	173,164	204,116
Salary and welfare payables	115,327	129,977
Deposits received for construction projects	116,600	124,253
Other taxes payable	59,929	53,774
Employee benefits obligations (Note 25)	105,824	44,928
Deposits received from ticketing agencies	26,106	35,762
Housing maintenance fund	16,045	15,802
Other payables	145,670	124,054

	879,579	969,761

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

28	LABOUR AND BENEFITS

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Wages and salaries	2,786,721	3,127,540	3,414,192
Provision for medical, housing scheme and other employee benefits (a)	758,496	779,845	857,203
Contributions to the defined contribution scheme (b)	429,721	517,807	639,493

	3,974,938	4,425,192	4,910,888

(a)	Housing scheme

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

(b)	Defined contribution pension scheme

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

29	OTHER INCOME AND OTHER GAINS – NET

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Loss on disposal of fixed assets and leasehold land	(90,024)	(136,986)	(123,567)
Interest income from banks	152,803	137,958	122,020
Dividend income on available-for-sale investments	5,254	4,904	4,904
Government grants (Note 23)	3,638	5,143	7,963
Unwinding of interest accrued on long-term receivable (Note 16)	4,755	3,725	2,609
Others	(4,611)	159	(6,791)

	71,815	14,903	7,138

30	FINANCE COSTS

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Interest expense	167,650	167,650	160,760
Bank charges	3,609	5,522	7,332
Amortisation of bonds payable (Note 24)	6,905	7,250	7,277
Amortisation of interest for employee benefit obligations (Note 25)	9,415	9,127	4,594
Net foreign exchange (gains)/losses	(506)	2,137	410

	187,073	191,686	180,373

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

31	INCOME TAX EXPENSE

In 2014, 2013 and 2012, the applicable income tax rate of the Company was 25%.

An analysis of the current year taxation charges is as follows:

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Current income tax	442,233	412,736	195,864
Deferred income tax (Note 12)	(1,082)	17,934	23,643

	441,151	430,670	219,507

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Profit before tax	1,758,136	1,701,753	880,633

Tax calculated at the statutory rate of 25% (2012 and 2013: 25%)	439,534	425,438	220,158
Effect of tax rates differentials	28	119	118
Effect of income not subject to tax	(4,040)	(2,533)	(2,498)
Effect of expenses not deductible for tax purposes	2,462	3,969	451
Tax losses for which no deferred tax asset was recognised	3,851	4,010	1,683
Utilisation of previously unrecognised tax losses	(684)	(333)	(405)

Income tax expense	441,151	430,670	219,507

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

32	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB662,021,000 (2012 and 2013: RMB1,318,938,000 and RMB1,273,841,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2012 and 2013: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2014. The calculation of earnings per equivalent ADS is based on the net profit for the year attributable to equity holders, divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2012 and 2013: 141,670,740 ADSs).

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Profit attributable to owners of the company	1,318,938	1,273,841	662,021

Weighted average number of ordinary shares in issue	7,083,537	7,083,537	7,083,537

Weighted average equivalent ADSs	141,670	141,670	141,670

Basic and diluted earnings per share	RMB0.19	RMB0.18	RMB0.09

Basic and diluted earnings per equivalent ADS	RMB9.31	RMB8.99	RMB4.67

33	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2012, 2013 and 2014 were, RMB566,683,000 (RMB0.08 per share), RMB566,683,000 (RMB0.08 per share) and RMB566,683,000 (RMB0.08 per share) respectively.

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Final, proposed, of RMB0.05 (2012: RMB0.08 2013: RMB0.08) per ordinary share	566,683	566,683	354,177

At the meeting of the directors held on 25 March 2015, the directors proposed a final dividend of RMB0.05 per ordinary share for the year ended 31 December 2014, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the financial statements as at 31 December 2014.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

34	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation profit before income tax to shareholders to cash generated from operations:

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Profit before income tax:	1,758,136	1,701,753	880,633
Adjustments for:
Depreciation of fixed assets (Note 6)	1,382,404	1,414,012	1,429,274
Amortisation of leasehold land payments (Note 8)	15,988	15,921	19,164
Loss on disposal of fixed assets and leasehold land (Note 29)	90,024	136,986	123,567
Amortisation of long-term prepaid expenses (Note 13)	7,237	12,898	13,931
Recognition of employee benefits obligations	66,650	—	—
Amortisation of interest for employee benefit obligations (Note 25)	9,415	9,127	4,594
Share of results of associates (Note 11)	(10,906)	(5,228)	(5,048)
Dividends income on available-for-sale investments (Note 29)	(5,254)	(4,904)	(4,904)
Investment income from liquidation of a subsidiary	—	—	(39)
Provision/(Reversal of) for impairment of receivables	1,576	(5,837)	1,150
Write-off of long outstanding of payables	(3,134)	(295)	—
Amortisation of bonds payable (Note 24)	6,905	7,250	7,277
Amortisation of government grants related to property, plant and equipment	(3,158)	(3,107)	(3,249)
Interest expense	167,650	167,650	160,760
Interest income	(129,688)	(129,711)	(90,112)

Operating profit before working capital changes	3,353,845	3,316,515	2,536,998
Increase in trade receivables	(386,690)	(550,421)	(752,684)
(Increase)/decrease in materials and supplies	(72,158)	70,264	44,909
Decrease/(increase) in prepayments and other receivables	4,135	(94,178)	15,083
Decrease in long-term receivable	8,000	5,000	2,000
Increase/(decrease) in trade payables	66,883	(282,972)	514,289
Decrease in employee benefits obligations	(54,375)	(105,992)	(7,909)
(Decrease)/increase in accrued expenses and other payables	(44,623)	64,870	68,520

Cash generated from operations	2,875,017	2,423,086	2,421,206

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

34	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets and leasehold land comprise:

	2012 RMB’000	2013 RMB’000	2014 RMB’000
Net book amount (Note 6 and 8)	165,499	249,072	179,745
Receivable arising from disposal of fixed assets and leasehold land	—	(12,334)	(2,089)
Transfer to inventories	(34,404)	(24,502)	(53,381)
Loss on disposal of fixed assets and leasehold land	(90,024)	(136,986)	(123,567)

Proceeds from disposal of fixed assets and leasehold land	41,071	75,250	708

35	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

36	COMMITMENTS

(a)	Capital commitments

As at 31 December 2013 and 2014, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As at 31 December 2013 RMB’000	As at 31 December 2014 RMB’000
Authorised but not contracted for	1,305,943	1,309,633

Contracted but not provided for	150,677	146,979

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company, which would be financed by self-generated operating cash flow.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

36	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2014, the related lease rental paid and payable was approximately RMB53,962,000 (2012 and 2013: RMB54,800,000 and RMB56,000,000).

37	BUSINESS COMBINATIONS

On 1 June 2014, the Company entered into an agreement to acquire the freight service business and related assets of Guangzhou Railway Economic Technology Development Corporation (“GRETDC”), the subsidiary of the Guangzhou Railway Group.

The purchase consideration for GRETDC was approximately RMB122,390,000.

On 1 June 2014, control of the assets and operations of GRETDC was transferred to the Company. Accordingly, the directors of the Company determined that the effective date of acquisition was 1 June 2014. The results of the operations of the above-mentioned entity have been included in the Group’s consolidated comprehensive income statement from 1 June 2014 onwards.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

37	BUSINESS COMBINATIONS (CONTINUED)

The following table summarises the consideration paid for GRETDC, the fair value of assets acquired and liabilities assumed at the acquisition date:

RMB’000
Cash consideration paid	60,000
Cash consideration payable	62,390

Total consideration	122,390

Recognised amounts of identifiable assets acquired and liabilities assumed:
Trade and other receivables	7,092
Inventories	90
Other current assets	759
Property, plant and equipment	152,046
Construction-in-progress	1,665
Trade payables	(1,771)
Accruals and other payables	(5,081)
Employee benefits obligations	(32,410)

Total identifiable net assets	122,390

Goodwill	—

Outflow of cash to acquire business, net of cash acquired

RMB’000
- Cash consideration paid for business acquired in 2014 (a)	60,000
- Cash consideration paid for business acquired in 2013 (b)	79,897
- Cash and cash equivalents balance acquired	—

- Net cash flows on acquisition	139,897

(a)	In 2014, consideration amounting to RMB60,000,000 in relation to acquisition of GRETDC was paid.
(b)	The Group had paid the remaining consideration of RMB79,897,000 in relation to the freight service business and related assets of China Railway Container Transport Co. Ltd. Dalang Processing Station acquired in year 2013.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries

Guangzhou Railway Group	Single largest shareholder

Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder

Guangmeishan Railway Company Limited	Subsidiary of the single largest shareholder

GEDC	Subsidiary of the single largest shareholder

Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder

Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of the single largest shareholder

Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder

Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder

Yuehai Railway Company Limited	Subsidiary of the single largest shareholder

Shichang Railway Company Limited	Subsidiary of the single largest shareholder

Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder

Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder

Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder

Guangzhou Qingda Transportation Company Limited	Subsidiary of the single largest shareholder

Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder

Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder

Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of the single largest shareholder

Shenzhen Guangshen Railway Living Service Centre	Subsidiary of the single largest shareholder

Guangzhou Yangcheng Living Service Centre	Subsidiary of the single largest shareholder

Pajiangkou Stone Pit	Subsidiary of the single largest shareholder

Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder

Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder

Guangshengang Passenger Special Line Company Limited (i)	Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries (Continued)

Guangdong Guangzhu Intercity Rail Transportation Company Limited (ii)	Subsidiary of the single largest shareholder

Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder

Lechang Anjie Railway Sleeper Company Limited	Subsidiary of the single largest shareholder

Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder

Ganshao Railway Company Limited	Subsidiary of the single largest shareholder

GRETDC	Subsidiary of the single largest shareholder

Associates of the Group

Zengcheng Lihua	Associate of the Group

Tiecheng	Associate of the Group

Shentu	Associate of the Group

(i)	In March 2012, the Guangzhou Railway Group disposed of its investment in Guangshengang Passenger Special Line Company Limited. As a result, Guangshengang Passenger Special Line Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangshengang Passenger Special Line Company Limited. However, the transactions with Guangshengang Passenger Special Line Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.
(ii)	In November 2012, the Guangzhou Railway Group disposed of its investment in Guangdong Guangzhu Intercity Rail Transportation Company Limited. As a result, Guangdong Guangzhu Intercity Rail Transportation Company Limited was no longer considered as a related party of the Group since the day Guangzhou Railway Group lost control of Guangdong Guangzhu Intercity Rail Transportation Company Limited. However, the transactions with Guangdong Guangzhu Intercity Rail Transportation Company Limited during the period from January 1, 2012 to the date loss of control were still disclosed as related party transactions.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Provide services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	352,973	367,745	424,743
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,238,431	1,255,572	1,153,630
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	278,669	76,480	359,740

	1,870,073	1,699,797	1,938,113

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	11,218	24,174	22,579

Receive services and purchase
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	653,787	665,189	633,382
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,578,108	1,564,499	1,436,711
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 36 (b))	54,800	56,000	53,962

	2,286,695	2,285,688	2,124,055

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	93,090	67,990	12,430
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	240,761	346,831	295,283
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v)	766,309	666,771	560,034
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi)	287,903	229,999	280,983
Others	—	12,889	8,729

	1,388,063	1,324,480	1,157,459

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee ranged from 0.3% to 5%.

(vi)	Based on construction amount determined under national railway engineering guidelines.

(d)	Key management compensation

During the year ended December 31, 2012, 2013 and 2014, the compensation paid or payable to key management for employee services is RMB3,116,000, RMB2,110,000 and RMB2,686,000 respectively.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at 31 December 2014 and 2013, the Group had the following material balances maintained with related parties:

	2013	2014
	RMB’000	RMB’000
Trade receivables	326,826	765,098
- Guangzhou Railway Group (i)	196,439	260,554
- Subsidiaries of Guangzhou Railway Group (i)	130,387	504,544
Prepayments and other receivables	88,735	47,733
- Guangzhou Railway Group	40,170	5,399
- Subsidiaries of Guangzhou Railway Group	44,166	37,560
- Associates	16,711	17,086
Less: impairment provision (v)	(12,312)	(12,312)
Prepayments for fixed assets and construction-in-progress	1,092	1,092
- Guangzhou Railway Group	1,092	1,092
Trade payables	273,146	617,822
- Guangzhou Railway Group (i)	34,137	119,953
- Subsidiaries of Guangzhou Railway Group (ii)	237,847	433,805
- Associates	1,162	64,064
Payables for fixed assets and construction-in-progress	174,522	208,955
- Guangzhou Railway Group	3,859	12,610
- Subsidiaries of Guangzhou Railway Group	131,170	159,381
- Associates	39,493	36,964
Accruals and other payables	50,298	29,057
- Guangzhou Railway Group	1,179	4,133
- Subsidiaries of Guangzhou Railway Group (iii)	43,963	20,600
- Associates (iv)	5,156	4,324

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at 31 December 2014 and 2013, the Group had the following material balances maintained with related parties (continued):

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)	The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

(v)	Impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As at 31 December 2013 and 2014, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC. In the current accounting period, although the transfer has not been completed, the transactions between the Group and CRC together with the subsidiaries which were wholly controlled by MOR previously (“CRC Group”) are disclosed considering the requirements of the accounting standards. In order to facilitate users’ comprehensive understanding of the Company’s business transactions, the Company discloses these transactions with CRC Group for 2012, 2013 and 2014. Unless otherwise specified, the transactions disclosed below have excluded the transactions with Guangzhou Railway Group and its subsidiaries disclosed in Note 38.

The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems. Since March 2013, the collecting, processing and distribution function of revenues which executed by MOR previously had been transferred to CRC. As at 31 December 2014, the cooperation mode and pricing model did not change.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(a)	Save as disclosed in other notes to the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Provide services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)	141,664	30,450	5,229
Revenue collected by CRC for services provided to CRC Group (ii)	2,235,810	2,070,966	1,706,558
Revenue from railway operation service provided to CRC Group (iii)	824,126	968,477	950,966

	3,201,600	3,069,893	2,662,753

Other services
Provision of repairing services for cargo trucks to CRC Group (ii)	247,335	286,265	259,470
Sales of materials and supplies to CRC Group (iv)	107,759	65,897	43,239
Provision of apartment leasing services to CRC Group (iv)	—	780	732

	355,094	352,942	303,441

Receive services and purchase of goods
Transportation related services
Provision of train transportation services by CRC Group (i)	213,755	264,372	292,866
Cost settled by CRC for services provided by CRC Group (ii)	1,425,412	1,457,451	1,265,873

	1,639,167	1,721,823	1,558,739

Other services
Provision of repair and maintenance services by CRC Group (iv)	51,810	68,963	28,531
Purchase of materials and supplies from CRC Group (v)	390,314	131,061	9,317

	442,124	200,024	37,848

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(a)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with the CRC Group (continued):

(i)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(ii)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee ranged from 0.3% to 5%.

(b)	Revenue collected and settled through the CRC:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000
- Passenger transportation	7,522,886	7,740,887	6,630,629
- Freight transportation	764,359	871,173	920,255
- Luggage and parcel	—	100,884	148,863

	8,287,245	8,712,944	7,699,747

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2014

(All amounts expressed in Renminbi unless otherwise stated)

39	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(c)	Balances due from/to CRC Group:

	As at 31 December
	2013	2014
	RMB’000	RMB’000
Due from CRC Group
- Trade receivables	667,800	643,182
- Other receivables	1,452	9,411

Due to CRC Group
- Trade payables	150,292	37,843
- Other payables	321	294

40	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.