Form 20-F
period 2015-12-31
GUANGSHEN RAILWAY CO LTD
filed 2016-04-27
CIK 1012139

As filed with the Securities and Exchange Commission on April 27, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2015:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000

(including 125,058,600 H shares in the form of American Depositary Shares)

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

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.4778 to US$1.00, the certified exchange rate for December 31, 2015 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “ITEM 3. KEY INFORMATION—A. Selected Financial Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2011 through April 20, 2016.

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

•

“Company”, “we”, “our”, “our Company”, the “Group”, or “us” means Guangshen Railway Company Limited, a joint stock limited company incorporated in Shenzhen, China with limited liability, and its subsidiaries on a consolidated basis.

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

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2014 and 2015, and our Consolidated Comprehensive Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2013, 2014 and 2015 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The Selected Consolidated Balance Sheets Data as of December 31, 2011, 2012 and 2013 and our Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2011 and 2012 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
Income Statement Data:
Revenue from Railroad and Related Business
- Passenger transportation	8,026,512	7,841,091	8,058,291	6,988,288	6,997,562	1,080,237
- Freight transportation	1,386,753	1,344,113	1,603,288	1,763,679	1,761,449	271,921
- Railway network usage and other transportation related services	4,255,996	4,890,640	5,034,676	5,031,241	5,874,727	906,902

Subtotal	13,669,261	14,075,844	14,696,255	13,783,208	14,633,738	2,259,060
Revenue from other businesses	1,021,574	1,016,042	1,104,422	1,017,573	1,091,571	168,509

Total revenue	14,690,835	15,091,886	15,800,677	14,800,781	15,725,309	2,427,569
Railroad and Related business operating expenses	(11,123,133)	(12,263,021)	(12,878,816)	(12,729,828)	(13,150,405)	(2,030,072)
Other businesses operating expenses	(977,868)	(966,377)	(1,048,553)	(1,022,133)	(1,006,330)	(155,351)

Other (expense)/income and other (losses)/gains-net	(25,786)	71,815	14,903	7,138	(114,627)	(17,695)

Operating profit	2,564,048	1,934,303	1,888,211	1,055,958	1,453,947	224,451
Profit attributable to equity holders of the Company	1,804,107	1,318,938	1,273,841	662,021	1,070,822	165,306
Operating profit per share	0.36	0.27	0.27	0.15	0.21	0.03
Earnings per share for profit attributable to equity holders of the Company
- Basic and diluted	0.25	0.19	0.18	0.09	0.15	0.02
Dividends declared per share	0.10	0.08	0.08	0.05	0.08	0.01
Earnings per ADS for profit attributable to equity holders of the Company	12.73	9.31	8.99	4.67	7.56	1.17

	Year ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share data)
Balance Sheet Data (at year end):
Working capital	3,064,855	3,254,818	648,201	1,011,115	1,338,889	206,689
Fixed assets-net	23,987,080	24,524,248	24,302,653	24,179,210	24,073,759	3,716,350
Leasehold land payments	544,403	528,296	657,593	668,005	948,526	146,427
Total assets	32,207,347	32,867,182	33,231,989	30,536,663	31,943,272	4,931,191
Equity attributable to equity holders of the Company	25,334,606	25,945,190	26,650,544	26,745,843	27,462,488	4,239,478
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1,00 per value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	872,555
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	220,955
Cash Flow Statement Data:
Net cash generated from operating activities	3,329,058	2,177,673	1,883,411	1,945,576	2,259,691	348,836
Net cash used in investing activities	(3,983,623)	(2,160,895)	(1,572,961)	3,373,821	(1,349,235)	(208,286)
Net cash (used in) /generated from financing activities	(637,736)	(708,522)	(572,785)	(4,067,018)	(354,710)	(54,758)
Payment for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets; net of related payables	(943,390)	(1,836,154)	(1,376,601)	(999,633)	(1,292,273)	(199,492)
Dividends paid to the Company’s shareholders	(637,533)	(708,354)	(566,680)	(566,685)	(354,177)	(54,676)
Other Data:
Railroad transportation operating income	2,546,128	1,812,823	1,817,439	1,053,380	1,483,333	228,988
Other businesses operating income	43,706	49,665	55,869	(4,560)	85,241	13,158

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.4778 to US$1.00, the certified exchange rate for December 31, 2015 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2015 or on any other date.

Exchange Rate Information

We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at US$1.00 = RMB6.4778, the certified exchange rate for December 31, 2015 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was US$1.00 = RMB6.4675 on April 20, 2016.

The following table sets forth information for the RMB noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3043	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.1870	6.4896
October 2015	6.3180	6.3505	6.3180	6.3591
November 2015	6.3883	6.3640	6.3180	6.3945
December 2015	6.4778	6.4491	6.3883	6.4896
2016
January 2016	6.5752	6.5726	6.5219	6.5932
February 2016	6.5525	6.5501	6.5154	6.5795
March 2016	6.4480	6.5051	6.4480	6.5500
April 2016 (through April 20, 2016)	6.4675	6.4701	6.4571	6.4810

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

Dividends

At a meeting of the directors held on March 29, 2016, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2015, which is to be voted up on at our annual general meeting of shareholders scheduled on May 26, 2016.

This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2015, but instead as equity attributable to equity holders of our Company.

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

The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported. Although the global and PRC economies began to show signs of recovery since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and concerns regarding the decreased growth rate of China’s economy. In particular, we experienced successive decreased freight volume in 2013, 2014 and 2015, partially due to diminished export of PRC commodities affected by the slowdown of the global economic growth and international trade and decelerating economic growth in China, overall downward demand on the transportation market and diversion of customers away to high-speed railways for the passenger and freight transportation business. Any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.

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

We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. In 2008, the PRC National Development and Reform Commission approved the construction of a “four horizontal and four vertical” high-speed railway network to connect major populous and industry-intensive cities in China. With the establishment of the “four horizontal and four vertical” high-speed railway network, the number of high-speed trains connecting the Pearl River Delta and other major mainland cities is increasing. The Guangzhou- Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013, the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014, the Guangzhou-Foshan-Zhaoqing Intercity passenger line and the new section from Changping East Station to Xiaojinkou Station of the Dongguan-Huizhou Intercity passenger line commenced operation in March 2016. As a result, the number of passengers using our long-distance train services has decreased. Although we commenced the operation of more long-distance trains and the newly-built Shenzhen East Station to increase our passenger transportation capacity, we may continue to experience a decrease in the number of passengers using our long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Competition” for additional information regarding our competition.

Any significant decrease in the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region and elsewhere in China may have a material adverse effect on our revenue and results of operations.

The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, especially Guangdong and Hong Kong, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu, H1N1 or H7N9 influenza, dengue fever, Ebola virus or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. For example, we experienced decreased freight volume and revenue in 2015, partially due to the slowdown of GDP growth and the adjustment of the economic structure in the Pearl River Delta Region, which resulted in decreased freight volume transported by rail. Furthermore, following China’s accession to the World Trade Organization, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions, ports and free trade zones in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.

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

Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the restructuring of these industries, the movement of labor, the upgrading of the industrial structure and a shift in the Pearl River Delta economy towards technology businesses, we may experience reduced demand for our freight transportation services. For example, some products and materials, such as advanced technological products, which tend to be compact, may be instead shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, the aggregate weight of goods we transported decreased each year in 2008 and 2009 and from 2012 to 2015. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.

Significant increases in electricity prices could harm our business.

Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2013, 2014 and 2015, we paid approximately RMB675.2 million, RMB585.8 million and RMB599.3 million respectively, in electricity charges. Accordingly, significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.

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

We have been granted certain rights by the MOR and the State Council, with respect to certain aspects of our railroad and related businesses and operations, and also received legal clarification and confirmation of our asset ownership, corporate powers and relationships with service providers and other entities in the national railway system, in connection with our Restructuring. These rights include the right to own and operate our business and assets, the right to profit and the right of asset disposal. Although these rights were granted to us indefinitely, we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulations or that other railway operators will not be granted similar rights within our service region. For example, since the MOT and National Railway Administration will be assuming the administrative duties formerly performed by the MOR, there may be changes in the regulatory landscape for such rights. If another railway operator is granted similar rights within our service region, the level of competition we face will increase significantly.

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

GRGC’s interests may sometimes conflict with the interests of the other shareholders. We cannot assure you that GRGC, as our single largest shareholder, will always vote its shares in a way that benefits the other shareholders of our Company. In addition to its relationship with us as our single largest shareholder, GRGC, by itself or through its affiliates, such as Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company, a wholly owned subsidiary of GRGC, and Guangmeishan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services may also conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates have been conducted on open, fair and competitive commercial terms. However, we only have limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Major Suppliers and Service Providers” and “ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” for additional information regarding the services provided to us by GRGC and its subsidiaries.

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2015, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2015, our environmental protection-related expenses were approximately RMB52.8 million, mainly related to construction of fixed suction sewage facilities in railway stations and environmental improvement of Shaoguan Training Base.

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

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B Related Party Transactions” and Notes 36 and 37 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by China Railway Corporation (“CRC”) within the PRC, we work in cooperation with CRC and other railway companies controlled by CRC for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by CRC based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by CRC based on our own data and information, the amount of settlement is finally settled by CRC.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2013, 2014 and 2015, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect our business and operations. For example, the cooling measures imposed by PRC government on the real estate industry since early 2011 in response to rising housing prices has resulted in our decreased transportation of construction materials, coal, iron ore, oil and steel that are largely used in that industry. On January 1, 2014, the PRC government also implemented a Pilot Scheme for the Change from Business Tax to Value-added Tax (the “Pilot Scheme”) in the railway transportation industry. Value-added tax is a tax on top of but separated from price. According to the relevant accounting standard in China and overseas, operating revenues should be recognized after deducting value-added tax. As our income and pricing scheme remained unchanged after the implementation of the Pilot Scheme, the deduction of value-added tax from our income received from the original pricing scheme resulted in our reduced operating revenues in 2014 as compared to the same period in 2013. We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.

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

Overview

We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996, and have conducted our business for twenty years. Our legal name is , and its English translation is Guangshen Railway Company Limited. Our registered office is located at No. 1052 Heping Road, Shenzhen, Guangdong Province, The People’s Republic of China, 518010. Our telephone number is (86-755) 2558-8150 and our fax number is (86-755) 2559-1480.

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

Passenger transportation is our principal business. As of December 31, 2015, we operated 239 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 121 pairs of long-distance trains. We have adopted an “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed trains” or “CRHs,” every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by us and the MTR Corporation Limited (“MTR”) are one of the most important means of transportation between Guangzhou and Hong Kong. We have organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.

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

We have extended our passenger and freight transportation business to include railway operation services with the commencement of Wuhan-Guangzhou Passenger Railway Line in December 2009. As of the date of this annual report, we have provided such services to Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangzhou-Zhuhai Railway Company Limited, Xiamen-Shenzhen Railway (Guangdong) Company Limited, Ganzhou-Shaoguan Railway Company Limited, Nanning-Guangzhou Railway Company Limited, and Guiyang-Guangzhou Railway Company Limited. With the successful completion and commencement of operation of a series of high-speed railways and inter-city railways in the “Pan Pearl River Delta,” our geographical coverage of railway operation service will be more extensive. We also intend to grow our business through railway operation services.

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

On October 20, 2014, we entered into an agreement with Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company to acquire approximately an additional 17.7% equity interest in Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”). The purchase price was approximately RMB 4.7 million. Upon the completion of the acquisition, we held an aggregate of approximately 44.7% equity interest in Zengcheng Lihua. On February 12, 2015, we obtained control of Zengcheng Lihua and began to consolidate its financial statements from that date.

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

As of April 27, 2016, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

Westbound. Our line connects with the Guangzhou-Maoming rail line operated by Guangdong Sanmao Railway Company, a company in which GRGC holds a 49.1% equity interest, which runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China. Our line also connects with Guangzhou-Foshan-Zhaoqing Intercity Railway, which commenced operation on March 30, 2016 and was jointly invested by Guangdong Provincial Railway Construction Investment Group Co., Ltd. and the CRC.

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

Capital Expenditure

Our capital expenditure includes payments for acquisition of fixed assets and construction-in-progress, and prepayments for fixed assets, net of related payables. In 2013, 2014 and 2015, our total capital expenditure were RMB1,376.6 million, RMB999.6 million and RMB1,292.3 million, respectively.

For more information concerning the Company’s principal capital expenditure and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - B. Liquidity and Capital Resources” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - F. Tabular Disclosure of Contractual Obligations.”

B.	Business Overview

Business Operations

Our principal businesses are railroad passenger, transportation, freight transportation, railway network usage and other transportation-related services, which collectively generated 93.1% of our total revenue in 2015. The remaining 6.9% of our total revenue in 2015 mainly consisted of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

In 2015, affected by the unfavorable factors including the slowdown of the macro-economy, the competition in the railway passenger transportation market and a weak demand in the railway freight transportation market, our passenger and freight transportation business continued to decline, which resulted in weak growth in our total revenue. We responded with a series of measures to increase our revenue and reduce expenses. With the goal to increase our revenue, we have been exploring opportunities in the railway passenger and freight transportation markets by making arrangements to open three new pairs of cross-network EMU traveling between Guangzhou East and Chaozhou-Shantou, strengthening the sales capability of the Hunan-Guangdong southern express lines for freight transportation, while extending the scope of our railway operation services, and adding railway operating services for Ganzhou-Shaoguan Railway Company Limited, Guiyang-Guangzhou Railway Company Limited and Nanning-Guangzhou Railway Company Limited at the same time. At the same time, we enhanced our cost controls, which helped reduce our general and non-production expenses. As a result of those measures, we were able to record slight growth in the overall operating revenue with more substantial growth in operating profit and net profit year-on-year.

In 2015, we achieved a passenger delivery volume of 85.4 million persons, representing a year-to-year decrease of 5.3%; a tonnage of freight of 48.4 million tons, representing a year-to-year decrease of 6.1%; generating operating revenues of RMB15,725 million, representing a year-to-year increase of 6.3%; consolidated profits attributable to equity holders of RMB1,071 million, representing a year-to-year increase of 61.8%; and basic earnings per share of RMB0.15.

The table below summarizes our railroad and related business revenue and traffic volume for the periods indicated:

	Year ended December 31,
	2011	2012	2013	2014	2015
Passenger Transportation
Total passenger transportation revenue (RMB millions)	8,026.51	7,841.09	8,058.29	6,988.29	6,997.56
Total passengers (millions)	90.83	84.60	90.96	90.11	85.37
Total passenger-kilometers (millions)	28,523.99	26,788.80	27,844.65	27,953.94	25,989.28
Revenue per passenger-kilometer (RMB)(1)	0.28	0.29	0.29	0.25	0.27
Freight Transportation
Total freight transportation revenue (RMB millions)	1,386.75	1,344.11	1,603.29	1,763.68	1,761.45
Total freight tons (millions)	68.70	62.67	59.56	51.56	48.44
Revenue per ton (RMB)(2)	20.18	21.45	26.92	34.21	36.36
Total ton-kilometers (millions)	15,519.10	14,620.50	13,293.83	11,435.00	10,874.30
Revenue per ton-kilometer (RMB)(3)	0.09	0.09	0.12	0.15	0.16
Railway Network Usage and other transportation related services (RMB millions)	4,256.00	4,890.64	5,034.68	5,031.24	5,874.73

(1)	Revenue per passenger-kilometer is calculated by dividing total passenger transportation revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business.
(2)	Revenue per ton is calculated by dividing total freight revenue by total freight tons. Management believes that revenue per ton is a useful measure for assessing the revenue levels of our freight transportation business.
(3)	Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenue per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation is our largest business segment, accounting for 44.5% of our total revenue and 47.8% of our railroad and related business revenue in 2015. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen inter-city express trains;

•	long-distance trains; and

•	Through Trains in Hong Kong.

As of December 31, 2015, we operated a total of 239 pairs of passenger trains per day (each pair of trains meaning trains making one round-trip between two points), representing an increase of 5.5 pairs from 233.5 pairs as of December 31, 2014, of which:

•	105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs);

•	13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains); and

•

121 pairs of long-distance trains, representing an increase of 5.5 pairs from 115.5 pairs as of December 31, 2014. Long-distance trains included long-distance passenger trains operated by us between: Shenzhen and Shanghai South; Shenzhen and Beijing West; Kowloon and Beijing West; Guangzhou and Shanghai South; Guangzhou and Beijing West; Guangzhou and Pingshi; Guangzhou and Chongqing North; Guangzhou and Dazhou; Guangzhou and Xi’an; Guangzhou and Taizhou; Guangzhou and Jiujiang; Guangzhou and Wenzhou; Guangzhou and Yantai; Guangzhou and Zhangjiajie; Guangzhou and Xi’ning; Guangzhou and Lhasa; Guangzhou and Ganzhou; Guangzhou and Chengdu; Guangzhou and Zhaoqing; Guangzhou and Xinyi; Guangzhou and Maoming East; Zhaoqing and Wuchang; Zhaoqing and Zhangjiajie; Zhaoqing and Chenzhou and Sanya and Beijing West. Long-distance trains also included domestic long-distance trains that are operated by other operators but originating or terminating on, or passing through, our railroad.

The table below sets out passenger transportation revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total passenger transportation revenue			Total passengers			Revenue per passenger
	2013	2014	2015	2013	2014	2015	2013		2014		2015
	(RMB millions)				(millions)				(RMB)
Guangzhou-Shenzhen Trains	2,415.8	2,115.1	2,224.0	37.0	36.0	35.7	65.3		58.8		62.3
Hong Kong Through Trains	498.3	526.9	510.4	3.9	3.9	3.8	127.5		135.1		134.3
Long-distance Trains(1)	4,560.3	3,782.5	3,883.6	50.1	50.2	45.9	N/A	(1)	N/A	(1)	N/A	(1)
Other Revenues from Passenger Transportation(2)	583.9	563.8	379.6	—	—	—	—		—		—
Combined passenger operations	8,058.3	6,988.3	6,997.6	91.0	90.1	85.4	N/A	(1)	N/A	(1)	N/A	(1)

(1)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.
(2)	Since 2014, we have separated Other Revenues from Passenger Transportation from Long-distance Trains to more accurately reflect the correlation between passenger revenue and volumes, and have re-categorized Revenue from Long-distance Trains for 2012 and 2013 to reflect this change.

Guangzhou-Shenzhen Trains. In 2015, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 31.8% of our railroad passenger transportation revenue. As of December 31, 2015, we operated 105 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains decreased by 0.89% from 36.0 million in 2014 to 35.7 million in 2015. The revenue from our Guangzhou-Shenzhen trains increased by 5.2% from RMB2,115.1 million in 2014 to RMB2,224.0 million in 2015. The decrease in passenger volume was primarily due to the increasing number of high-speed railways between the Pearl River-Delta Area and other major cities in China, which has greatly drawn away passengers from us. The increase in revenue of Guangzhou-Shenzhen trains was primarily due to the commencement of the service of three pairs of cross-network EMU trains between Guangzhou and Chaozhou-Shantou on February 1, 2015, and the revenue from such trains is accounted for in the revenue from Guangzhou-Shenzhen trains.

Hong Kong Through Trains. In 2015, our passenger transportation services on Hong Kong through trains accounted for 7.3% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains). We are responsible for the operation of the Beijing/Shanghai-Kowloon Through Trains and 8 pairs of Canton-Kowloon Through Trains while MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains. In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates in the section between Shenzhen Station and Guangzhou East Station.

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

Most of the passengers taking our Hong Kong Through Trains are from Hong Kong, Macau, Taiwan regions and foreign countries, and many are business travelers. As the prices for our Hong Kong Through Train services are higher than the prices we charge for our domestic train services, these Hong Kong Through Train services produce higher per-passenger revenue than our other passenger train services.

In 2015, the volume of passengers who traveled on the Hong Kong Through Trains decreased by 2.6% from 3.9 million in 2014 to 3.8 million in 2015. The revenue from Hong Kong Through Trains decreased by 3.1% from RMB526.9 million in 2014 to RMB510.4 million in 2015. This decrease in passenger volume and revenue was mainly due to the “Occupy Central” movement in Hong Kong.

Domestic Long-distance Trains. In 2015, our passenger transportation services on domestic long-distance trains accounted for 55.5% of our railroad passenger transportation revenue. As of December 31, 2015, we operated on a daily basis 121 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region and Tibet Autonomous Region. In 2015, the number of passengers traveled on our long-distance trains was 45.9 million, representing a decrease of 8.6% from 50.2 million in 2014. Our revenue from long-distance trains in 2015 was RMB3,883.6 million, compared to RMB3,782.5 million in 2014. The decrease of the passenger volume of long-distance trains was primarily due to the increasing number of high-speed railways between the Pearl River- Delta Area and other major cities in China, which has greatly drawn away passengers from us. The increase in revenue of long-distance trains was primarily due to the commencement of the service of one pair of long-distance trains between Guangzhou and Ganzhou on September 30, 2014.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2015:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2015 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Guangzhou-Foshan-Zhaoqing Intercity Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	26.87

Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Xiamen-Shenzhen Railway, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	20.46

Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	19.25

Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	3.32

Freight Transportation

Revenue from our freight transportation accounted for 11.2% of our total revenue and 12.0% of our railroad and related business revenue in 2015. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

Revenue from freight transportation business in 2015 was RMB1,761.4 million, an decrease of 0.1% from RMB1,763.7 million in 2014. The total tonnage of freight we transported in 2015 was 48.4 million tons, representing a decrease of 6.1% from 51.6 million tons in 2014. The decrease in freight revenue and volume of freight transportation was mainly due to the slowing economy in China, the structural adjustment in the Pearl River Delta region and the heightened competition in the freight transportation market in 2015.

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

Railway Network Usage and other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 37.4% of our total revenue and 40.1% of our railroad and related business revenue in 2015. In 2015, our revenue from railway network usage and other transportation-related services was RMB5,874.7 million, representing an increase of 16.8% from RMB5,031.2 million in 2014. The increase in revenue from railway network usage and other transportation-related services was principally due to:

•

an increase in the railway operation services we provided to railway companies we have been serving in the past, including but not limited to, Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Xiamen-Shenzhen Railway Company Limited and Ganzhou-Shaoguan Railway Company Limited.

•	the railway operating services we newly provided to Guiyang-Guangzhou Railway Company Limited and Nanning-Guangzhou Railway Company Limited.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2013	2014	2015
	(RMB millions)
Railway Network Usage(1)	3,326.5	2,860.2	2,933.5
Passenger transportation network usage services	2,920.3	2,630.9	2,701.2
Freight transportation network usage services	406.2	229.3	232.3
Other Transportation-Related Services(2)	1,708.2	2,171.0	2,941.2
Railway operation services	1,383.9	1,773.3	2,387.2
Other Services(3)	324.3	397.7	554.0

Total	5,034.7	5,031.2	5,874.7

(1)	In the past, we divided the Railway Network Usage Service into locomotive traction, track usage, electric catenary (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services. Since 2014, we have divided the Railway Network Usage Service into passenger transportation network usage services and freight transportation railway network usage services to better reflect the business structure of transportation network clearance service.
(2)	Other transportation-related services include provision of railway operation services and other services.
(3)	Other services include lease of locomotive and passenger trains, fueling of locomotive and passenger trains, parcel transportation and other transportation.

Other Businesses

Revenue from our other businesses accounted for 6.9% of our total revenue in 2015. Our other businesses mainly consist of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Revenue from our other businesses was RMB1,091.6 million in 2015, compared to RMB1,017.6 million in 2014.

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

Our stations along the Guangzhou-Shenzhen line have adopted a real-name ticketing system, allowing passengers to use their identification cards to purchase tickets and board trains. Customers who provide their second generation China identification cards or Hong Kong and Macau identification cards may purchase tickets aboard trains without customer service representatives. Customers can also purchase tickets for our Guangzhou-Shenzhen inter-city trains online. As of 2015, we had a total of 173 automatic ticket selling machines, 130 automatic ticket inspection machines and 135 internet ticket printing machines along the Guangzhou-Shenzhen line.

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

Freight Transportation

Since June 2013, CRC implemented the door-to-door freight fee for railway freight transportation which covers all fees incurred from loading goods, transportation from departure station to arrival station and ultimately to the designated destination. Door-to-door freight fees are charged one-time on the consignor’s account and evidenced by consignment invoice, which lists all chargeable services with corresponding prices.

We charge door-to-door freight fees where we are responsible to goods delivery. After deducting freight fees payable to us incurring in the railway lines under our control, we settled the balance with other relevant Railway Bureau through CRC’s clearing system on a monthly basis. For goods not delivered by us but transported through our lines, we received the settlement through National Railway Corporation’s clearing system on a monthly basis.

In May 2013, CRC restructured the businesses between CRCT, CREC and China Railway Special Cargo Services CO., Ltd. (“CRSCS”). After the restructuring, CRCT took charge of the container operation and management and left the container transportation business with all relevant assets to State Railway Bureaus (including GRGC). CREC transformed into a logistics company, providing services to the public, while National Railway Bureau was responsible for the operation and management of luggage carts, postal trains, postal and parcel express special trains and operational bases. CRSCS expanded the businesses into container, mail and luggage transportation.

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

We and State Railway Bureaus (including GRGC) pay CRC a fee for railway containers, which is collected by CRCT. Special cargo transportation income, partially paid to National Railway Bureau and us as railroad usage fees and locomotive traction fees, is attributable to CRSCS.

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. We compete for long-distance traveling passengers against other railway service providers operating within our service territory. The Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013 and the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

Equipment, Tracks and Maintenance

As of December 31, 2015, we operated 137 diesel locomotives, 73 electric locomotives, 22 EMUs and 1,311 passenger coaches for our operations.

The freight cars we use are all leased from CRC, to which we pay uniform rental fees based on the national standards set by CRC. The amounts of such usage fees we paid to CRC in 2013, 2014 and 2015 were approximately RMB231.5 million, RMB269.1 million and RMB251.3 million, respectively.

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

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2013, 2014 and 2015, we replaced approximately 95 kilometers, 133 kilometers and 7 kilometers of railway lines, respectively.

Major Suppliers and Service Providers

GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2015, we purchased approximately RMB384.3 million in materials and supplies from GRGC and its subsidiaries, which represented 31.4% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions.”

The companies or bureaus owned or controlled by CRC, including the GRGC, our single largest shareholder, are our major customers. In 2015, we collected approximately RMB2,508.9 million from GRGC and its subsidiaries, which represented 16.0% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2013, 2014 and 2015, we paid approximately RMB675.2 million, RMB585.8 million and RMB599.3 million, respectively, in electricity charges.

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

National Railway System

Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. The PRC central government holds the equity interests in state-owned railroads. The state-owned railway system comprises over 70% of all rail lines, including all trunk lines. Prior to the dissolution of the MOR, the state-owned railway system was operated as a nationwide integrated system under the supervision and management of the MOR. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. Although the MOR did not operate other railroads, it provided guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR’s responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system. After the dissolution of the MOR, the administrative functions formerly performed by the MOR were assigned to the MOT and the National Railway Administration, while the commercial functions formerly performed by the MOR were assigned to CRC.

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

Environmental Protection

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2015, our environmental protection-related expenses were approximately RMB52.75 million, mainly related to construction of fixed suction sewage facilities in railway stations and environmental improvement of Shaoguan Training Base.

Insurance

We do not currently maintain any insurance coverage with third party carriers against third party liabilities. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will be liable for such damages. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Business—We have very limited insurance coverage.”

In addition, we have taken out basic retirement insurance, basic medical insurance, work-related personal injury insurance policies and childbearing insurance for our employees.

C.	Organizational Structure

The following table lists our significant subsidiaries as of December 31, 2015:

Name	Country of Incorporation	Percentage of Interest held by our Company
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	100%
Shenzhen Nantie Construction Supervision Company Limited	PRC	76.66%
Shenzhen Railway Property Management Company Limited	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Zengcheng Lihua Stock Company Limited	PRC	44.72%

In 2015, Shenzhen Guangshen Railway Travel Service Ltd, a 100% owned subsidiary of the Company, was liquidated. The financial impact of the liquidation on the consolidated financial statements of the Company is insignificant.

D.	Property, Plant and Equipment

We occupy a total area of approximately 41.1 million square meters, among which, we own the land use right of approximately 13.1 million square meters on which our buildings and facilities of Guangzhou-Shenzhen railway are located, we lease approximately 28.0 million square meters from GRGC for the Guangzhou-Pingshi Railway.

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

As of December 31, 2015, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land with an aggregate area of approximately 1,928,603 square meters. After consultation with our PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

As of December 31, 2015, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, which had an aggregate carrying value of approximately RMB1,753.3 million. After consultation with our PRC legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

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

As of April 27, 2016, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 41,925 square meters.

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

Overview

Our principal businesses are railroad passenger and freight transportation as well as railway network usage and other transportation related services on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services. We also operate the Hong Kong Through Trains under a cooperative arrangement with MTR in Hong Kong. Prior to the Acquisition, our key strategic focus was to provide high-speed passenger train services in the Guangzhou-Shenzhen corridor. After the Acquisition, we have aimed to establish ourselves as a comprehensive railway service provider on the Shenzhen-Guangzhou-Pingshi corridor by providing passenger transportation, freight transportation and railway network usage and other transportation related services to our customers. In addition to our core railroad transportation business, we also engage in other businesses that complement our core businesses, including on-board and station sales, restaurant services, as well as advertising and tourism.

For the year ended December 31, 2015, our total revenue was RMB15,725.3 million, profit attributable to equity holders was RMB1,070.8 million, and earnings per share were RMB0.15. Railroad and related business revenue accounted for 93.0%, 93.1% and 93.1% of our total revenue in 2013, 2014 and 2015, respectively.

Passenger transportation is our principal business. In 2015, the total number of our passengers was 85.4 million, representing a decrease of 5.3% from 90.1 million in 2014. Our passenger transportation revenue was RMB6,997.6 million in 2015, representing an increase of 0.1% from RMB6,988.3 million in 2014.

We transported a total of 48.4 million tons of freight in 2015, representing a decrease of 6.1% from 51.6 million tons in 2014. Our freight transportation revenue in 2015 was RMB1,761.4 million, representing a decrease of 0.1% from RMB1,763.7 million in 2014.

Revenue from our railway network usages and other transportation related services business was RMB5,874.7 million in 2015, representing an increase of 16.8% from RMB5,031.2 million in 2014.

Revenue from our other businesses was RMB1,091.6 million in 2015, compared to RMB1,017.6 million in 2014.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium-to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the global financial crisis and economic downturn in 2008 had adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although many places around the world have recovered since the second half of 2009, the global economic downturn, Europe’s sovereign debt crisis, the stability of the Eurozone and the decreased growth rate of China’s economy may have a material and adverse effect on our businesses, results of operations and financial condition. For example, we experienced a decrease in the volume of freight transportation, partially due to the slowdown of China’s economic growth and a shift in the Pearl River Delta economy towards technology businesses, which require less freight to be transported by rail.

Competitive Pressure from other Railway Operators and other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. With the establishment of the “four horizontal and four vertical” high-speed railway network, more high-speed trains that connect the Pearl River Delta region and other major mainland cities are available to the public, including the Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line which commenced operation in December 2011, the Beijing-Guangzhou passenger line which commenced operation in December 2012, the Xiamen-Shenzhen passenger line which commenced operation in December 2013 and the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines which commenced operation in December 2014. As a result, the number of passengers traveling by our long-distance train services decreased recently. In response to such competition, we adjusted the operational scheme of passenger transportation to increase the number of pairs of long-distance trains. In addition, the opening of the Guangzhou-Shenzhen high speed rail way, the rapid growth in the number of privately owned vehicles and a higher penetration of bus services also affected the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services. We also expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens.

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

Year ended December 31, 2015 compared with year ended December 31, 2014

Revenue

In 2015, our total revenue was RMB15,725.3 million, representing an increase of 6.2% from RMB14,800.8 million in 2014. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services was RMB6,997.6 million, RMB1,761.4 million and RMB5,874.7 million, respectively, accounting for approximately 44.5%,11.2% and 37.4% of our total revenue in 2015, respectively.

Passenger transportation. Revenue from passenger transportation accounted for 44.5% of our total revenue and 47.8% of our railroad and related business revenue in 2015. As of December 31, 2015, we operated 239 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 121 pairs of long-distance trains.

In 2015, the total number of our passengers was 85.4 million, representing a decrease of 5.3% from 90.1 million in 2014. Our passenger transportation revenue was RMB6,997.6 million in 2015, representing an increase of 0.1% from RMB6,988.3 million in 2014. The decrease in passenger volume was primarily due to (i) the increasing number of high-speed railways between the Pearl River-Delta Area and other major cities in China, which has greatly drawn away passengers from us and (ii) the “Occupy Central” movement in Hong Kong, which caused the decrease of the volume of passengers taking our Hong Kong Through Trains. The increase in revenue from passenger volume was primarily due to the commencement of service of one new pair of long-distance trains between Guangzhou and Ganzhou and three new pairs of cross-network EMU trains between Guangzhou East and Chaozhou-Shantou on September 30, 2014 and February 1, 2015 respectively.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2014 and 2015:

	Year ended December 31,		Change from
	2014	2015	2014 to 2015
Revenue from passenger transportation (RMB thousands)	6,988,288	6,997,562	0.1%
Total passengers (thousands)	90,113	85,367	(5.3%)
Total passenger-kilometers (millions)	27,954	25,989	(7.0%)
Revenue per passenger-kilometer (RMB)	0.25	0.27	8.0%

Freight transportation. Revenue from our freight transportation accounted for 11.2 % of our total revenue and 12.0 % of our railroad and related business revenue in 2015.

Revenue from our freight transportation business in 2015 was RMB1,761.4 million, a decrease of 0.1% from RMB1,763.7 million in 2014. The total tonnage of freight we transported in 2015 was 48.4 million tons, representing a decrease of 6.1% from 51.6 million tons in 2014. The decrease in freight revenue and freight volume were mainly due to the slowing economy in China, the structural adjustment in the Pearl River-Delta region and the heightened competition in the freight transportation market in 2015. Despite the fact that both freight revenue and total tonnage decreased between 2014 and 2015, the amount of total tonnage transported decreased at a greater rate than the decrease in total revenue; and there has been an increase in the unified national railway freight transportation fee by RMB0.01 per ton kilometer since February 1, 2015, as a result, revenue per ton in 2015 increased by 6.4% compared to 2014 (RMB36.4 in 2015 and RMB34.2 in 2014).

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2014 and 2015:

			Change
	Year ended December 31,		from
	2014	2015	2014 to 2015
Revenue from freight transportation (RMB thousands)	1,763,679	1,761,449	(0.1%)
- Revenue from outbound freight transportation	590,448	565,392	(4.2%)
- Revenue from inbound and pass-through transportation	920,255	1,022,025	11.1%
- Revenue from other freight transportation services	252,976	174,032	(31.2%)
Total freight tons (thousands of tons)	51,562	48,438	(6.1%)
- Outbound freight tonnage	18,318	16,882	(7.8%)
- Inbound and pass-through freight tonnage	33,244	31,556	(5.1%)
Revenue per ton (RMB)	34.2	36.4	6.4%
Total ton-kilometers (millions)	11,435	10,874	(4.9%)
Revenue per ton-kilometer (RMB)	0.15	0.16	6.7%

Railway network usage and other transportation related services. Revenue from our railway network usage and other transportation related services accounted for 37.4% of our total revenue and 40.1% of our railroad and related business revenue in 2015. Railway network usage and other transportation related services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. Revenue from our railway network usages and other transportation related services business was RMB5,874.7 million in 2015, representing an increase of 16.8% from RMB5,031.2 million in 2014. The increase in revenue from railway network usage and other transportation related services was principally due to (i) an increase in the railway operation services we provided to railway companies we have been serving in the past, including but not limited to, Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Xiamen-Shenzhen Railway Company Limited and Ganzhou-Shaoguan Railway Company Limited, and (ii) the railway operating services we newly provided to Guiyang-Guangzhou Railway Company Limited and Nanning-Guangzhou Railway Company Limited.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, on-board catering services, labor services and other businesses related to railway transportation. Revenue from our other businesses was RMB1,091.6 million in 2015, representing an increase of 7.3% from RMB1,017.6 million in 2014, primarily because we included fueling service for locomotives and passenger cars as other businesses in 2015, which used to be categorized as part of the principal business mentioned above before then.

Operating Expenses

In 2015, our total operating expenses were RMB14,156.7 million, representing an increase of 2.9% from RMB13,752.0 million in 2014.

The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2014 and 2015.

	Year ended December 31,
	2014	2015
Railroad and related business revenue (RMB millions)	13,783.2	14,633.7
Business tax	0.4%	0.3%
Labor and benefits	32.2%	32.6%
Equipment leases and services	26.3%	26.7%
Land use right leases	0.4%	0.4%
Materials and supplies	9.5%	8.4%
Repairs and facilities maintenance costs, excluding materials and supplies	6.6%	4.9%
Depreciation of fixed assets	10.2%	9.5%
Amortization of leasehold land payments	0.1%	0.1%
Social services expenses	0.1%	0.1%
Utility and office expenses	0.5%	0.4%
Impairment for trade and other receivables and materials and supplies	—	0.4%
Others	5.9%	6.1%
Operating expenses ratio(1)	92.4%	89.9%
Railroad and related business operating margin	7.6%	10.1%

(1)	Total railroad operating expenses as a percentage of railroad and related business revenue.

Railway Operating Expenses. Our total railway operating expenses increased by 3.3% to RMB13,150.4 million in 2015 from RMB12,729.8 million in 2014. This increase was driven primarily by:

•

Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2015, our expenses relating to equipment leases and services amounted to RMB3,908.5 million, representing an increase of 7.7% from RMB3,629.8 million in 2014. This increase was mainly due to the commencement of three newly added cross-network EMU pairs traveling across Guangzhou and Chaozhou-Shantou, the increase in leasing fees of locomotives and management fees of railway operation services settled by GRGC.

•

Labor and benefits. In 2015, our labor and benefits expenses amounted to RMB4,767.1 million, representing an increase of 7.3% from RMB4,441.6 million in 2014. The increase was mainly due to increases in the number of employees and the average monthly staff cost by person.

The increase in our operating expenses was partially offset by:

•

Materials and supplies. Our materials and supplies consist of expenses for materials, fuel, water and electricity. In 2015, our materials and supplies amounted to RMB1,224.3 million, representing a decrease of 6.5% from RMB1,310.1 million in 2014. The decrease was mainly due to the completion of certain locomotive maintenance projects in 2014 and no occurrence of similar new projects in 2015. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” and Note 36 to our audited consolidated financial statements included elsewhere in this annual report.

•

Repairs and facilities maintenance costs, excluding materials and supplies. In 2015, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB716.2 million, representing a decrease of 20.9% from RMB905.5 million in 2014. This was mainly due to a decrease of maintenance work on locomotives and rolling stock.

•

Impairment for trade and other receivables and materials and supplies. In 2015, our impairment for trade and other receivables and materials and supplies amounted to RMB59.6 million, approximately RMB52.8 million of which was made for reusable rail-line track materials due to the decrease in steel prices in 2015. In addition, we recognized impairment loss of approximately RMB11.3 million for certain locomotive accessories, which were no longer used for commercial operations due to technological changes and development in 2015.

Profit from Operations

Our profit from operations increased by 37.7% to RMB1,453.9 million in 2015 from RMB1,056.0 million in 2014, primarily due to the increased profit we received from railway network usage and other transportation related services in 2015.

Taxation

In 2015, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%. Our income tax expense was RMB388.5 million in 2015, representing an increase of 77.0%, compared to RMB219.5 million in 2014. The increase was primarily due to the increase in our profit from operations. The effective tax rate in 2015 was 26.8%, representing an increase of 1.9% from 24.9% in 2014. The increase was mainly due to expenses and losses incurred, which are not deductible for tax assessment purposes, and reversal of deferred tax asset associated with impairment loss of investment in associates and other receivable recognized in prior years.

Profit attributable to equity holders of our Company

As a result of the above, our profit attributable to equity holders of our Company increased by 61.8% to RMB1,070.8 million in 2015 from RMB662.0 million in 2014.

Year ended December 31, 2014 compared with year ended December 31, 2013

Revenue

In 2014, our total revenue was RMB14,800.8 million, representing a decrease of 6.3% from RMB15,800.7 million in 2013. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services was RMB6,988.3 million, RMB1,763.7 million and RMB5,031.2 million, respectively, accounting for approximately 47.2%, 11.9% and 34.0% of our total revenue in 2014, respectively.

Passenger transportation. Revenue from passenger transportation accounted for 47.2% of our total revenue and 50.7% of our railroad and related business revenue in 2014. As of December 31, 2014, we operated 233.5 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 19 stand-by pairs), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 115.5 pairs of long-distance trains.

In 2014, the total number of our passengers was 90.1 million, representing a decrease of 1.0% from 91.0 million in 2013. Our passenger transportation revenue was RMB6,988.3 million in 2014, representing a decrease of 13.3% from RMB8,058.3 million in 2013. The decrease in passenger volume was primarily due to the establishment of the “four horizontal and four vertical” high-speed railway network. The increasing number of high speed railways between the Pearl River Delta Area and other major cities in Mainland China is drawing away passengers from the existing railway network in the Guangzhou-Shenzhen area, especially the Guangzhou-Shenzhen Intercity Railway, with growing adverse effects on our passenger volumes. The decrease in revenue from passenger volume was primarily due to: (i) the extension of the Pilot Scheme to the railway transportation industry on January 1, 2014. Value-added tax is a tax on top of but distinct from price. According to the relevant accounting standard in the PRC and overseas, operating revenues should be recognized after deducting value-added tax. As our income and pricing scheme remained unchanged after the implementation of the Pilot Scheme, the deduction of value-added tax from income from the original pricing scheme resulted in lower revenue as compared with the same period in the prior year (ii) long-distance train services for the Guangzhou-Liuzhou route and the Shenzhen(East)-Shanghai(South) route were terminated pursuant to a nationwide railway network adjustment in 2013, which resulted in a year-on-year decrease in the relevant revenue; and (iii) the decrease in passenger volume in 2014.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2013 and 2014:

	Year ended December 31,		Change from
	2013	2014	2013 to 2014
Revenue from passenger transportation (RMB thousands)	8,058,291	6,988,288	(13.3%)
Total passengers (thousands)	90,957	90,113	(0.9%)
Total passenger-kilometers (millions)	27,845	27,954	0.4%
Revenue per passenger-kilometer (RMB)	0.29	0.25	(13.8%)

Freight transportation. Revenue from our freight transportation accounted for 11.9% of our total revenue and 12.8% of our railroad and related business revenue in 2014.

Revenue from freight transportation business in 2014 was RMB1,763.7 million, an increase of 10.0% from RMB1,603.3 million in 2013. This increase in freight revenue was mainly due to (i) on November 30, 2013, we acquired the container transportation related cargo business and assets originally owned by Dalang Handling Station of CRC, resulting in a year-on-year increase in related revenues; (ii) freight transportation related services and revenues, such as retrieval and delivery of goods and cargo handling, was reclassified as freight transportation services and revenues, under the “One Price Policy” implemented on June 15, 2013; and (iii) since February 15, 2014, the unified national railway freight transportation fee has been increased by 1.5 cents per ton kilometer. The freight transportation of Beijing-Guangzhou railway Guangzhou-Pingshi section, which we operate, has adopted a unified fee. The total tonnage of freight we transported in 2014 was 51.6 million tons, representing a decrease of 13.4% from 59.6 million tons in 2013. This decrease in freight volume was mainly due to (i) factors including the slowdown of economic growth in China and the economic shift of the industry structure towards technology-driven business in the Pearl River Delta region, which contributed to a decrease of goods volume transported via the railway network; and (ii) Guangzhou-Zhuhai Railway, which has been drawing away freight transportation demand from the Guangzhou-Shenzhen area since commencing operations.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2013 and 2014:

			Change
	Year ended December 31,		from
	2013	2014	2013 to 2014
Revenue from freight transportation (RMB thousands)	1,603,288	1,763,679	10.0%
- Revenue from outbound freight transportation	527,412	590,448	12.0%
- Revenue from inbound and pass-through transportation	904,908	920,255	1.7%
- Revenue from other freight transportation services	170,968	252,976	48.0%
Total freight tons (thousands of tons)	59,556	51,562	(13.4%)
- Outbound freight tonnage	20,344	18,318	(10.0%)
- Inbound and pass-through freight tonnage	39,212	33,244	(15.2%)
Revenue per ton (RMB)	26.9	34.2	27.1%
Total ton-kilometers (millions)	13,293.8	11,426.0	(14.1%)
Revenue per ton-kilometer (RMB)	0.12	0.15	25%

Railway network usage and other transportation related services. Revenue from our railway network usage and other transportation related services accounted for 34.0% of our total revenue and 36.5% of our railroad and related business revenue in 2014. Railway network usage and other transportation related services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. Revenue from our railway network usages and other transportation related services business was RMB5,031.2 million in 2014, representing a decrease of 0.1% from RMB5,034.7 million in 2013. The decrease in revenue from railway network usage and other transportation related services was principally due to (i) the reduction in the revenues after November 30, 2013, when we acquired the container transportation related cargo business and assets originally operated by Dalang Handling Station of CRC, and the baggage and parcel transportation business operated by CRC Express Co. Ltd Guangzhou Branch; (ii) the Pilot Scheme, which was implemented for the railway transportation industry from January 1, 2014. Value-added tax is a tax on top of but distinct from price. According to the relevant accounting standard in the PRC and overseas, operating revenues should be recognized after deducting value-added tax. As our income and pricing scheme remained unchanged after the implementation of the Pilot Scheme, the deduction of value-added tax from income from the original pricing scheme resulted in lower revenue as compared with the same period in the prior year; and (iii) the drop in the prices for the national railway network usage services.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, maintenance of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenue from our other businesses was RMB1,017.6 million in 2014, representing a decrease of 7.9% from RMB1,104.4 million in 2013, primarily because freight transportation related services and revenues, such as retrieval and delivery of goods and cargo handling, was reclassified as freight transportation services and revenues, under the “One Price Policy” implemented on June 15, 2013.

Operating Expenses

In 2014, our total operating expenses were RMB13,752.0 million, representing a decrease of 1.3% from RMB13,927.4 million in 2013.

The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2013 and 2014.

	Year ended December 31,
	2013	2014
Railroad and related business revenue (RMB millions)	14,696.3	13,783.2
Business tax	2.4%	0.4%
Labor and benefits	26.8%	32.2%
Equipment leases and services	28.4%	26.3%
Land use right leases	0.4%	0.4%
Materials and supplies	10.8%	9.5%
Repairs and facilities maintenance costs, excluding materials and supplies	3.4%	6.6%
Depreciation of fixed assets	9.5%	10.2%
Amortization of leasehold land payments	0.1%	0.1%
Social services expenses	0.5%	0.1%
Utility and office expenses	0.5%	0.5%
Others	5.0%	5.9%
Operating expenses ratio(1)	87.6%	92.4%
Railroad and related business operating margin	12.4%	7.6%

(1)	Total railroad operating expenses as a percentage of railroad and related business revenue.

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

•

Business tax. In 2014, our business tax amounted to RMB61.0 million, representing a decrease of 82.9% from RMB357.8 million in 2013. The decrease was mainly due to the implementation of the Pilot Scheme on January 1, 2014 such that the revenue from railway transportation is no longer subject to business tax.

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

•

Repairs and facilities maintenance costs, excluding materials and supplies. In 2014, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB905.5 million, representing an increase of 80.5% from RMB501.7 million in 2013. This was mainly due to an increase of maintenance work on EMU, locomotives and passenger compartments.

Profit from Operations

Our profit from operations decreased by 44.1% to RMB1,056.0 million in 2014 from RMB1,888.2 million in 2013, primarily due to the extension of the Pilot Scheme to the railway transportation industry on January 1, 2014. As a result, our operating revenues shrank significantly during the reporting period as compared with the previous year, resulting in a sharp decline in profit year-on-year despite only a slight decline in operating costs.

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

Profit attributable to equity holders of our Company

As a result of the above, our profit attributable to equity holders of our Company decreased by 48.0% to RMB662.0 million in 2014 from RMB1,273.8 million in 2013.

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

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of our activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating our sales.

We recognize revenue when the services are rendered and the amount of revenue can be reliable measured, future economic benefits will probably flow to the entity with reasonably certainty, and specific criteria have been met for each of our activities as described below. The recognition also involves use of estimates exercised by management based on historical results, takes into consideration the different type of customers, transactions and the specifics of each arrangement.

(a)	Revenue from railroad and related business

Revenue from passenger transportation

The passenger transportation is generally classified by transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided in cooperation with other railway companies in PRC and the corresponding revenue information is captured and processed by CRC through a central clearance system.

Revenues are recognized on a monthly basis when the train transportation services are rendered within the month, i.e. upon the passenger tickets with fixed prices and dates of travel, which are non-refundable and non-reschedulable, are sold and the respective trains have reached the prescribed destinations within that particular month, as well as upon approval and notification is made by CRC on a monthly basis (the “CRC Monthly Statement”) for transactions completed within that month and when the amounts of revenue can be reliably measured and collectability is certain. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

Revenue from freight transportation

We also operate with other railway companies in PRC for the provision of freight transportation services. Service information and computation of the attributable revenues entitled by us are processed by the central clearance system of CRC on a monthly basis. Revenue from outbound and inbound freight transportation with ports of loading and discharge located at railway lines owned and operated by us; pass-through transportation with freight trains passing through railway lines owned and operated by us; as well as goods loading and discharge services rendered at ports located at railway lines owned by us, are recognized, on a monthly basis, when the goods are delivered to the ports of discharge within a month, or when the loading/discharge services are rendered, and when the amounts are approved and notified in the CRC Monthly Statement, upon which the amounts can be reliably measured and collectability is certain.

The revenues are presented at the gross amounts of the attributable freight charges computed from the standard freight charges imposed by CRC.

Revenue from railway network usage and other transportation related business

Revenue from railway network usage and other transportation related business, mainly consist of network usage services (locomotive traction, track usage and electric catenary service, etc.) and railway operation services and other services, are rendered by us together with other railway companies in PRC. The information relating to network usage service is captured and processed by the central clearance system of CRC. The revenue from network usage services are recognized on a monthly basis, when the services are rendered within that month and revenue can be reliably measured, i.e. upon approval and notification made in the CRC Monthly Statement, for the transactions completed within that month, when the respective revenue amounts can be reliably measured and when collectability is certain. Railway operation services and other services are rendered solely by us and they are recognized when the services are rendered and revenue can be reliably measured. All proceeds are collected by us directly.

The operations of our railway and related business form part of the nationwide railway system in PRC and they are supervised and governed by CRC. We render the passenger transportation and freight transportation services in cooperation with other railway companies and the related service fees and charges are collected either by us or by other railway companies. In addition, we also receive service fees and charges for on behalf of other railway companies. The respective fares and charges of the services, fee sharing basis, and processing of the respective revenue sharing among different railway companies are done centrally by a central clearance system operated by CRC. We record revenues based on the amounts of attributable revenue approved and notified in the CRC Monthly Statement for services undertaken by us completed within the specific month, upon then the revenues can be reliably measured and collectability is certain. The respective share of revenues, in excess of amount collected by us, are credited by CRC to bank accounts maintained by us. In the case that the attributable amount is less than the amount collected by us, we remit the surplus to CRC.

(b)	Revenue from other businesses

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognized when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers. Revenue from operating lease arrangements on certain properties and locomotives is recognized on a straight-line basis over the period of the respective leases.

The subsidiaries of the Group also offer various insignificant auxiliary services to facilitate the other businesses undertaken by the Company.

Fixed assets

The railway industry is capital intensive. Under IFRS, fixed assets are initially recorded at historical cost with the balance subsequently adjusted for depreciation and impairment. Historical cost represents expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by us from GRGC during the Restructuring, the revaluated amount in the Restructuring was deemed costs).

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred.

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

Note a: The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located.

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, we are able to apply and renew the respective leases of the land use right acquired for periods of more than 50 years with additional consideration to be paid. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder, we can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, our directors consider the current estimated useful lives of those assets to be reasonable.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “other income and other gains/(losses) - net”, included in the comprehensive income statement.

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

We derecognize financial liability when, and only when, our obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Impairment of investment in subsidiaries, associates and non-financial assets other than goodwill

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

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in PRC where our subsidiaries and associates operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establish provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in our subsidiaries, and associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future. Generally we are unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives us the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from our associate’s undistributed profits is not recognized.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in our subsidiaries, and associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

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

Employee benefits

(a)	Defined contribution plan

We pay contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. We also pay contributions to defined contribution schemes operated by Guangzhou Railway Group for employee supplementary pension benefit. We have no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognized as staff costs when they are due.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by us before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. We recognize termination benefits at the earlier of the following dates: (a) when we can no longer withdraw the offer of those benefits; and (b) when we recognize costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

(a)	Depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by our Directors with reference to the following: (1) the historical usage of the assets; (2) their expected physical wear and tear; (3) results of recent durability assessment performed; (4) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; (5) our right to renew the land use right grants and the land use right lease on which these assets are located; (6) the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets. The useful lives and residual values for the year have been reviewed by our directors and no change was made in the current year.

See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—A. Operating Results—Critical Accounting Policies and Estimated—Fixed Assets” and Note 2.6 to our consolidated financial statements included elsewhere in this annual report for the current estimated useful lives of fixed assets. If the estimated depreciable lives of tracks, bridges and service roads had been extended/shortened by 10%, the depreciation expenses of fixed assets for the year ended December 31, 2015 would have been decreased/increased by approximately RMB19.4 million and RMB23.7 million, respectively, compared to RMB19.1 million and RMB23.4 million in 2014, respectively.

(b)	Impairment assessment of goodwill

We test annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9 to our consolidated financial statements included elsewhere in this annual report. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates. See Note 9 to our consolidated financial statements included elsewhere in this annual report.

(c)	Impairment assessment of non-financial assets (other than goodwill)

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

(d)	Impairment of receivables

We make provision for impairment of receivables based on an assessment of the recoverability of trade and other receivables with reference to the extent and duration that the amount will be recovered. Provisions are applied where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment requires the use of judgment and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying amount of trade and other receivables and the impairment charge in the period in which such estimate has been changed.

Recently adopted accounting standards

In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2015:

Amendment to IAS 19 on contributions from employees or third parties to defined benefit plans distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service, and vary according to the length of employee service, must be spread over the service period using the same attribution method that is applied to the benefits.

Amendments from annual improvements to IFRSs – 2010 - 2012 Cycle, on IFRS 8, “Operating segments,” IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets” and IAS 24, “Related party disclosures.”

Amendments from annual improvements to IFRSs – 2011 - 2013 Cycle, on IFRS 3, “Business combinations,” IFRS 13, “Fair value measurement.”

The adoption of the above new/revised standards had no significant financial effect on our consolidated financial statements.

New accounting pronouncements

The following new standards, amendments and interpretations have been issued as of December 31, 2015 but are not yet effective for IFRS financial statements for the year ended December 31, 2015:

Effective for annual
periods beginning on
or after
Annual improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38 on clarification of acceptable methods of depreciation and amortization	January 1, 2016
Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture	January 1, 2016
Amendment to IAS 27 on equity method in separate financial statements	January 1, 2016
Amendments to IFRS 10 , IFRS 12 and IAS 28 on investment entities: applying the consolidation exception	January 1, 2016
IFRS15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments	January 1, 2018
IFRS16 Leases	January 1, 2019

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

We generated approximately RMB2,259.7 million of net cash flow from operating activities in 2015. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2015, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures of approximately RMB1,292.3 million, representing an increase of 29.3% from RMB999.6 million in 2014;

•	payment of dividends of approximately RMB354.7 million; and

•	income tax expenses of approximately RMB260.7 million.

Our capital expenditures for 2015 consisted primarily of the following projects:

•	improvement of the computer interlocking system for Shaoguan East Station;

•	the reconstruction of the section from Guangzhou East Station to Xintang Station of Guangsheng Line III and IV; and

•	the addition of Pinghu intercity station to Guangshen line I and II.

Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB2,220.8 million as of December 31, 2015.

As of December 31, 2015, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

As of December 31, 2015, we did not have any banking facilities.

Cash Flow

Our net cash and cash equivalents as of December 31, 2015 increased by approximately RMB555.7 million from December 31, 2014. Our principal source of capital was revenue generated from operating activities.

The following table sets forth certain items in our consolidated cash flow statements for 2013, 2014 and 2015, and the percentage change in these items from 2014 to 2015:

	Year ended December 31,			Change from 2014 to 2015
	2013	2014	2015
	(RMB thousands)
Net cash generated from operating activities	1,883,411	1,945,576	2,259,691	16.1%
Net cash (used in)/generated from investing activities	(1,572,961)	3,373,821	(1,349,235)	N/A
Net cash used in financing activities	(572,785)	(4,067,018)	(354,710)	(91.3%)
Net (decrease) /increase in cash and cash equivalents	(262,335)	1,252,379	555,746	N/A

Our net cash inflow from operating activities increased to RMB2,259.7 million in 2015 from RMB1,945.6 million in 2014, primarily due to (i) the increase of our revenue in 2015, which further increased our net cash inflow by RMB99.2 million, (ii) the decrease of cash payments of income tax by RMB47.3 million in 2015 compared to 2014, and (iii) the payment of RMB167.7 million interest accrued from the RMB3.5 billion bond that was repaid in December 2014 and no occurrence of new long-term debts or other interest in 2015. Our net cash inflow from operating activities increased to RMB1,945.6 million in 2014 from RMB1,883.4 million in 2013, primarily due to (i) the extension of the Pilot Scheme to the railway transportation industry, which greatly reduced our operating income during the reporting period, (ii) an increase in trade payables of RMB514.3 million in 2014, primarily due to the Pilot Scheme, (iii) a decrease in prepayments and other receivables of RMB15.1 million, primarily due to the Pilot Scheme, (iv) a decrease in employee benefits obligations of RMB7.9 million and (v) interest income of RMB90.1 million.

Our net cash used in investment activities in 2015 was RMB1,349.2 million and our net cash from investment activities was RMB3,373.8 million in 2014, primarily due to the collection of deposit of fixed terms over three months at the end of 2015 and increase in expenses on investment of fixed assets.

Our net cash used in investment activities was RMB1,573.0 million in 2013, primarily due to a decrease in short-term deposits with maturities more than three months.

Our net cash used in financing activities decreased to RMB354.7 million in 2015 from RMB4,067.0 million in 2014, primarily due to the repayment of the medium-term notes with face value of RMB3.5 billion at the end of 2014 and no occurrence of cash outflow for financing activities in 2015.

Our net cash used in financing activities significantly increased to RMB4,067.0 million in 2014 from RMB572.8 million in 2013, primarily due to the repayments of bond payables of RMB3.5 billion.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2015, our expenses for the purchase of fixed assets and payments for construction-in-progress totaled RMB1,292.3 million. In addition, we paid RMB260.7 million for income taxes and approximately RMB354.2 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2016.

C.	Research and Development, Patents and Licenses, etc.

We do not generally conduct our own research and development with respect to major capital projects. In the past, in connection with our high-speed train and electrification projects, our predecessor relied upon the engineering and technical services of various research and design institutes under the CRC. In recent years, we conducted limited research and development activities in connection with the implementation of automated ticketing, including the development of related computer software.

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2016. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2016.

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

Looking into 2016, we believe China remains in a strategic opportunity phase for its development even though the rate of growth in China may not be maintained at historical levels. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to develop in a more scientific, orderly, sustained and stable manner in 2016, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2015 for the periods indicated.

	Payment due by period (RMB thousands)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 year	3-5 year	5 years
Capital Expenditure Obligation(1)	304,199	304,199	—	—	—
Operating Lease Obligations(2)	814,000	74,000	148,000	148,000	444,000
Total	1,118,199	378,199	148,000	148,000	444,000

(1)	See Note 35(a) to our audited consolidated financial statements, “Capital Commitments”.
(2)	See Note 35(b) to our audited consolidated financial statements, “Operating Lease Commitments”.

Based on the current progress of our new projects, we estimate that our capital expenditures for 2016 will amount to approximately RMB2.27 billion and will consist primarily of the following projects:

•	the reconstruction of the section from Guangzhou East Station to Xintang Station of Guangshen Line to be connected with Guangzhou-Dongguan-Shenzhen Intercity Passenger Lines;

•	the addition of Pinghu Intercity Station to Guangshen line I and II;

•	the addition of the Inspection Depot of Guangzhou East EMUs Operation Room;

•	the improvement of railway catenary; and

•	the replacement of steel tracks, railroad switches and railroad switch ties.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. Except for Mr. Wu Yong and Mr. Chen Jianping, all of our directors were elected or re-elected at our annual shareholders’ general meeting held on May 29, 2014 by cumulative voting. Mr. Wu Yong was elected as a director at our shareholders’ extraordinary general meeting on December 16, 2014 and then the Chairman of the Board of Directors at a Board meeting on December 18, 2014. Mr. Chen Jianping was elected as a director at our annual shareholders’ general meeting held on May 28, 2015. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010.

The table below sets forth the information relating to our directors as of April 27, 2016:

			Date First
			Elected or
Name	Age	Position	Appointed
Wu Yong	52	Chairman of the Board of Directors	2014
Shen Yi	60	Executive Director	2008
Sun Jing	50	Director	2012
Yu Zhiming	57	Director	2008
Chen Jianping	49	Director	2015
Luo Qing	50	Executive Director	2009
Chen Song	43	Independent Non-executive Director	2014
Jia Jianmin	58	Independent Non-executive Director	2014
Wang Yunting	57	Independent Non-executive Director	2014

Wu Yong is our Chairman. Mr. Wu holds a bachelor’s degree and is a senior engineer. He started his career in July 1986, and served as chief of the track divisions of Suxian, Huaibei, Fuyang and Suzhou of Bengbu Sub-bureau of Shanghai Railway Bureau, the bureau chief assistant and deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant, deputy bureau chief and executive deputy bureau chief of Wuhan Railway Bureau, and the bureau chief and deputy party secretary of Chengdu Railway Bureau. Since August 2014, he has been the chairman and general manager of Guangzhou Railway (Corporation) Company (“GRGC”) and deputy secretary of the party committee.

Shen Yi is our executive Director. Mr. Shen holds a bachelor’s degree. He has more than 30 years of experience in railway transportation management and has served at different railway stations and sections, Railway Sub-bureaus and Railway Bureaus. He was general manager of Hong Kong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited, Huaihua Railway Company of GRGC and Shichang Railway Company Limited. He was a general manager of our Company from October 2008 to December 2015.

Sun Jing is our non-executive Director. Mr. Sun holds a bachelor’s degree and a master’s degree and is a senior engineer. Before June 2004, Mr. Sun worked at the northern locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, locomotive department of Zhengzhou Railway Bureau and Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau. From June 2004 to March 2007, he has served as division chief of the locomotive department of Zhengzhou Railway Bureau. He was an assistant to the director of Zhengzhou Railway Bureau from April 2007. He has been served as deputy general manager of GRGC since May 2007.

Yu Zhiming is our non-executive Director. Mr. Yu holds a bachelor’s degree and a master’s degree and is a senior accountant. He has many years of experience in finance. Before April 2008, he served as director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau, director of capital settlement center of Wuhan Railway Bureau and the standing vice-director of capital settlement center of MOR. Since April 2008, he has been chief accountant of GRGC.

Chen Jianping is our non-executive Director. Mr. Chen holds a bachelor’s degree and a master’s degree and is a political engineer. Mr. Chen served as a Supervisor representing employees of the Company before being elected as our non-executive Director. Mr. Chen worked with the First High School of Guangzhou Railway and Locomotive Sports Association of GRGC and is working with GRGC. From 1997 to 2007, Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistics department of our Company, deputy secretary of the Party Work Committee and concurrently the secretary of the committee for disciplinary inspection of the passenger transportation business unit of our Company, deputy office manager of our Company and chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, Mr. Chen served as the section chief of Guangzhou Passenger Transportation Division. From November 2012 to October 2013, he was the general manager of diversified operation and development center, deputy secretary of the Party Work Committee and director of various operation and management offices of GRGC. From November 2013 to September 2014, he was the stationmaster of Shenzhen North Station and deputy secretary of the Party Work Committee of our Company. Since October 2014, Mr. Chen has been the chief of the passenger transportation department of GRGC.

Luo Qing is our executive Director. Mr. Luo holds a bachelor’s degree and a master’s degree and is a political engineer. Before April 2006, he served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau of Guangzhou Railway Bureau, labor union of YangCheng Railway Company of GRGC, Locomotive Sports Association of YangCheng Railway Company of GRGC and Locomotive Sports Association of GRGC. Between April 2006 and October 2008, he was the chief of the organization department of trade union of GRGC. From November 2008 to April 2010, he served as the chairman of the trade union of our Company. Since May 2010, he has been the deputy secretary of the party and working committee and secretary of the discipline inspection and working commission of our Company and also the chairman of the trade union of our Company.

Chen Song is our independent non-executive Director. Mr. Chen holds a doctorate degree and is a certified public accountant of China and a certified internal auditor registered in the U.S. Mr. Chen was a teacher in higher mathematics and pharmaceutical machinery in Guangdong Food and Drug Vocational College, the tutor for MBA and EMBA in Management School of Sun Yat-sen University, managerial trainee in P&G (China) Investment Limited Company, financial analysis manager in Crest Oral Department, financial supervisor of business department, CFO, executive director of Heinz (China) Investment Co., Ltd., chief financial officer of Ren Coty (China) and a director and general manager of its cosmetics division, financial supervisor of Greater China Region in Boer CMC Markets Asia Pacific Pty Ltd. He currently serves as deputy general manager and CFO of Chongqing Brewery Co., Ltd.

Jia Jianmin is our independent non-executive Director. Mr. Jia holds a master’s degree and doctorate degree. He was a member of The National Natural Science Foundation of Department of Management Science Advisory Committee of Experts, a member of China National MBA Education Supervisory Committee and a Scholar Director of MSI USA. He has served companies including Hutchison Whampoa, China Telecom, China Mobile, China Citic Bank, IBM, China Rail, CSR and CNR. He is a professor and chairman of the Department of Marketing of Faculty of Business Administration of The Chinese University of Hong Kong and holds the title of Changjiang Scholar Professor of the Ministry of Education of PRC.

Wang Yunting is our independent non-executive Director. Mr. Wang holds a bachelor’s degree and an EMBA degree. Mr. Wang was the vice general manager of China Commercial Foreign Trade Corporation, Ltd. (Shenzhen) and vice general manager of Beijing Capital Huayin Group. He is now a director of Shaanxi Fortune Investment Limited.

Supervisors

The table below sets forth the information relating to our supervisors as of April 27, 2016.

			Date First
			Elected or
Name	Age	Position	Appointed
Liu Mengshu	52	Chairman of the supervisory committee.	2014
Chen Shaohong	49	Supervisor	2008
Shen Jiancong	47	Supervisor	2011
Li Zhiming	54	Supervisor	2005
Zhou Shangde	45	Supervisor	2015
Song Min	45	Supervisor	2014

Liu Mengshu is chairman of our supervisory committee. Mr. Liu holds a bachelor’s degree and is an engineer. He served in the Huaihua Sub-bureau of Guangzhou Railway Bureau and GRGC Changsha headquarters. He served in GRGC as the head of the director of organization of the party committee of GRGC from November 2004 to April 2006, as head of the GRGC party committee’s propaganda department from April 2006 to September 2008 and as GRGC’s office director from September 2008 to December 2013. Since December 2013, he has been the deputy secretary of CPC and the secretary of Committee for Discipline Inspection of GRGC.

Chen Shaohong is our Supervisor. Mr. Chen holds a bachelor’s degree and is an economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate management and legal affairs department of GRGC. Since June 2008, Mr. Chen has been vice-chief economist and director of corporate and legal affairs department of GRGC.

Shen Jiancong is our Supervisor. Mr. Shen holds a bachelor’s degree and is an economist. Before March 2011, Mr. Shen has worked as secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Sub-bureau of Guangzhou Railway Bureau, deputy director and director of division of personnel of GRGC, deputy director of Division of Human Resources of GRGC, concurrently as deputy director of organization department of Party Committee of GRGC and secretary of CPC committee and vice stationmaster of Shenzhen Station of our Company. He has been director of division of human resources and director of organization department of party committee of GRGC since March 2011.

Li Zhiming is our Supervisor. Mr. Li holds a bachelor’s degree and is an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was chief of Finance Sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of GRGC.

Zhou Sangde is our Supervisor and represents employees of our Company. Mr. Zhou holds a master’s degree and is a political engineer. Mr. Zhou used to serve as the secretary of the Communist Youth League of Sungang Station (formerly known as the Shenzhen North Station), deputy chief of the organization and human resources department, director of the party committee office, and chairman of the trade union of the integrated service center of our Company. From July 2007 to March 2011, Mr. Zhou was transferred to GRGC and served as the deputy chief of the human resources office, deputy office manager and concurrently director of the reception office, and chief party secretary of the administrative office of GRGC. In March 2011, Mr. Zhou was transferred back to our Company and served as party secretary and station supervisor of Shenzhen Station. Since December 2014, Mr. Zhou has been the supervisor of the Sungang Station.

Song Min is our Supervisor and represents employees of our Company. Ms. Song holds a bachelor’s degree and is an accountant. Ms. Song joined the railway industry in 1991 and has served in many railway companies. She has served as the deputy manager of the operating finance office, department of finance of Qinghai-Tibet Railway Company, deputy director and finance director of Qinghai-Tibet Railway Public Security Bureau, vice office supervisor of Qinghai-Tibet Railway Company Annuity Council, vice consultant of financial management of the State Taxation Bureau of Qinghai Province and the senior manager of Petrol China Guangdong Sales Company, Shenzhen Branch. Since November 2012, she has been the chief of the Audit Department of our Company.

Senior Management

The table below sets forth information relating to our senior management as of April 27, 2016:

			Date First
			Elected or
Name	Age	Position	Appointed
Hu Lingling	52	General Manager	2015
Mu Anyun	55	Deputy General Manager	2009
Guo Xiangdong(1)	50	Deputy General Manager and	2010
		Company Secretary	2004
Tang Xiangdong	47	Chief Accountant	2008

(1)	Guo Xiangdong was firstly appointed as our Deputy General Manager in 2010 and Company Secretary in 2004.

Hu Lingling is a general manager of our Company. Mr. Hu holds a bachelor’s degree and is an engineer. Mr. Hu started his career in the railway transportation industry since 1985. From 1985 to 2003, Mr. Hu served as the deputy chief engineer and the deputy station supervisor of Shaoguan East Station (formerly known as Shaoguan Station) and the deputy general manager of a subsidiary of GRGC, and the director of the transportation department of GRGC. From July 2003 to March 2006, Mr. Hu served as the deputy general manager of GRGC and a Director of our Company. From March 2006 to February 2012, Mr. Hu worked in the global business department in the headquarters of the International Union of Railways in Paris, France. From February 2012 to December 2015, Mr. Hu served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited.

Mu Anyun is a deputy general manager of our Company. Mr. Mu holds a bachelor’s degree and an MBA degree and is an economist. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Bureau and GRGC. From May 2000 to January 2009, he was director and deputy general manager of Guangmeishan Railway Company Limited. Since February 2009, he has been deputy general manager of our Company.

Guo Xiangdong is the Deputy General Manager and secretary of the Board. Mr. Guo holds a bachelor’s degree and an MBA degree and is an economist. Before January 2004, he has been deputy section chief, deputy head and head of secretariat of the Board. From January 2004 to November 2010, he has been appointed as the secretary of the Board and since December 2010, Mr. Guo has been appointed as the deputy general manager and secretary of the Board.

Tang Xiangdong is Chief Accountant of our Company. Mr. Tang holds a bachelor’s degree and an MBA degree and is a senior accountant. Before March 2006, he has served in various professional management positions in the Labor and Capital Department, Diversified Business Department and Revenue Settlement Center of our Company. From March 2006 to November 2008, he was director of Finance Department of our Company. Since December 2008, Mr. Tang has been the chief accountant of our Company.

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

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Co., Ltd.

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Co., Ltd.

Hainan High-speed Railway Company Limited (formerly known as Hainan Eastern Ring Railway Company Limited)

Ganshao Railway Company Limited

China Railway Container Transportation Company Limited

China Railway Special Goods Transportation Company Limited

Huai Shao Heng Railway Co., Ltd.

Qian Zhang Chang Railway Company Limited

Supervisor of:

Guangzhou–Zhuhai Railway Company Limited

Chen Jianping	Director of: Hainan Railway Economic and Technological Development Corporation Company Supervisor of: China Railway Commemorative Ticket Company

Liu Mengshu	Chairman of Supervisory Committee of: Guangmeishan Railway Company Limited Guangdong Sanmao Railway Co., Ltd.

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

Yuehai Railway Company Limited

Xiamen-Shenzhen Railway (Guangdong) Company Limited

Jingyue Railway Company Limited

Guangdong Shenmao Railway Company Limited

Qian Zhang Chang Railway Company Limited

Guangdong Meishan Passenger Railway Line Company Limited

Supervisor of:

Guangdong Sanmao Railway Co., Ltd.

Hunan Inter-city Railway Company Limited

Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Hainan High-speed Railway Company Limited

Ganshao Railway Company Limited

China Railway Express Co., Ltd.

Guangzhou Electric Locomotive Co., Ltd.

Li Zhiming	Chairman of the Supervisory Committee of: Guangzhou Tiecheng Enterprise Company Limited Xingguangji Trade Company Limited Guangdong Shenmao Railway Company Limited

Director of:
Hong Kong Qiwen Company Limited
Hainan Railway Economic and Technological Development Corporation Company

Supervisor of:
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
Guiyang-Guangzhou Railway Co., Ltd.
Nanning-Guangzhou Railway Co., Ltd.
Jingyue Railway Company Limited
Guangzhou–Zhuhai Railway Company Limited
Guangdong Meishan Passenger Railway Line Company Limited
Guangzhou Northeastern Cargo Outer Ring Railway Company Limited
Guangzhou Nanshagang Railway Company Limited

Mu Anyun	Director of:
Guangzhou Tiecheng Enterprise Company Limited
Shenzhen Guangshen Railway Civil Engineering Company

Tang Xiangdong	Director of:
Guangzhou Tiecheng Enterprise Company Limited
Shenzhen Guangshen Railway Civil Engineering Company

Note:	China Railway Container Transportation Company Limited, China Railway Special Goods Transportation Company Limited and China Railway Express Co., Ltd. are subsidiaries of CRC. Guangzhou Tiecheng Industrial Company and Shenzhen Guangshen Railway Civil Engineering Company are our joint venture partners. Guangzhou Electric Locomotive Co., Ltd., Guangzhou Zhuhai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Guangdong Shenmao Railway Company Limited, Jingyue Railway Company Limited, Guangdong Meishan Passenger Railway Line Company Limited and Guangzhou Nanshagang Railway Company Limited are joint venture partners of GRGC. The remaining companies in the table above are subsidiaries of GRGC.

B.	Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2015 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees. The amount of compensation to each director, supervisor and senior management for the year ended December 31, 2015 is listed as follows:

Name	Position	Total remuneration received from the Company (before tax) during the reporting period (RMB thousand)
Wu Yong	Chairman of the Board of Directors	—
Shen Yi	Executive Director	388.0
Sun Jing	Non-executive Director	—
Yu Zhiming	Non-executive Director	—
Chen Jianping	Non-executive Director	—
Luo Qing	Executive Director	327.0
Chen Song	Independent Non-executive Director	112.0
Jia Jianmin	Independent Non-executive Director	135.0
Wang Yunting	Independent Non-executive Director	112.0
Liu Mengshu	Chairman of the Supervisory Committee	—
Chen Shaohong	Supervisor	—
Shen Jiancong	Supervisor	—
Li Zhiming	Supervisor	—
Zhou Shangde	Supervisor Representing Employees	331.0
Song Min	Supervisor Representing Employees	294.0
Hu Lingling	General Manager	30.0
Mu Anyun	Deputy General Manager	328.0
Guo Xiangdong	Deputy General Manager, Secretary of the Board	328.0
Tang Xiangdong	Chief Accountant	325.0
Total:		2,710.0

The aggregate amount of cash remuneration paid by our Company in 2015 to all individuals who are our directors, supervisors and senior management members was approximately RMB2.7 million, of which approximately RMB1.3 million was paid to our non-independent directors and supervisors and approximately RMB0.4 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2015 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB0.2 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2015, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2015 or as of December 31, 2015 to which we or any of our subsidiaries was a party.

Remuneration of Our Directors and Supervisors

The level of remuneration of our directors and supervisors was determined by reference to various factors, including the prevailing rates of remuneration in Shenzhen, where we are located, and the job nature of each of our directors and supervisors. The remuneration and annual incentive of the Directors and the Supervisors will be considered and recommended by the Remuneration Committee and will be approved and authorized by the shareholders at shareholders’ general meetings of our Company. No Director or Supervisor is involved in determining his/her own remuneration.

C.	Board Practices

Board of Directors

In accordance with our currently effective Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and generally serve for a term of three years (except for Chen Jianping whose term is two years). Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination.

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors generally serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Liu Mengshu, Chen Shaohong, Shen Jiancong, Li Zhiming, Zhou Shangde and Song Min. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on May 29, 2014. Zhou Shangde and Song Min were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2014. Except for Zhou Shangde, whose term is two years, the term of the remaining supervisors is three years. Our supervisory committee held four meetings during the year ended December 31, 2015, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2015. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

Supervisors attend board meetings as non-voting members. The supervisory committee is accountable to the shareholders’ general meeting and has the following duties and responsibilities:

•	to examine our Company’s financial situation;

•

to supervise the performance of duties of the directors, general manager, deputy general managers and other senior management; to propose the dismissal of directors, general managers, deputy general managers and other senior management who have violated any law, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meetings;

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

•	to propose motions to shareholders’ general meetings; and

•	to initiate legal proceedings against any director, general manager, deputy general manager and other senior management in accordance with Article 151 of the Company Law.

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

Remuneration Committee

We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Wu Yong, Shen Yi, Chen Song, Jia Jianmin and Wang Yunting. The remuneration committee will meet from time to time when required to consider remuneration-related matters of our Company.

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

As of December 31, 2013, 2014 and 2015, we had approximately 36,886, 37,301 and 43,824 employees, respectively. The increase in the number of our employees in 2015 was due to an increase in passenger transportation personnel and driving personnel. The following chart sets forth the number of our employees by function as of December 31, 2015:

Function	Employees
Passenger transportation personnel(1)	10,035
Freight transportation personnel(2)	1,933
Transit operation personnel(3)	6,860
Engineering personnel(4)	5,552
Driving personnel(5)	4,510
Public works personnel(6)	4,511
Electricity personnel(7)	1,693
Electricity and water supplies personnel(8)	2,232
Building construction personnel(9)	1,026
Various operations and other employees of subsidiaries(10)	381
Technical and administrative personnel(11)	4,855
Other employees(12)	236
Total	43,824

(1)	Passenger transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Freight transportation personnel mean those people responsible for organization of freight transportation.
(3)	Transit operation personnel mean those people responsible for providing station boarding services.
(4)	Engineering personnel mean those people responsible for locomotive operation and overhaul.
(5)	Driving personnel mean those people responsible for vehicle operation and overhaul.
(6)	Public works personnel mean those people responsible for station track and railroad switch maintenance.
(7)	Electricity personnel mean those people responsible for signal equipment maintenance.
(8)	Electricity and water supplies personnel mean those people responsible for catenary operation and overhaul as well as power and water consumption maintenance.
(9)	Building construction personnel mean those people responsible for construction, apartments and dining halls.
(10)	Various operations and other employees of subsidiaries mean all personnel involved in diversified businesses.
(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.
(12)	Other personnel include all personnel who have been sick, studying or early-retired.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2015, we paid approximately RMB5,210.1 million in aggregate salaries and benefits to our employees.

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

As of April 27, 2016, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a joint stock company organized under the laws of the PRC in March 1996. Before the A Share Offering, GRGC, a state-owned enterprise under the administration of the MOR, owned approximately 66.99% of our outstanding ordinary shares. Although the equity interest held by GRGC decreased to approximately 41% after the completion of our initial public offering of A shares in December 2006 and further reduced to 37.1% as a result of the transfer by GRGC of a portion of its shares to the National Social Security Fund Council in September 2009, GRGC can still exercise substantial influence over our Company. In addition, before the dissolution of MOR on March 14, 2013, GRGC also acted as an administrative agent of the MOR that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the MOR, GRGC performed direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives.

After the dissolution of MOR on March 14, 2013, the MOR’s administrative functions were transferred to the MOT and its subordinate body, the newly established State Railway Administration, whereas its commercial functions, together with its underlying assets, liabilities and staff, were transferred to the newly incorporated CRC. Since GRGC was a railway corporation directly under the former MOR, its interests would be transferred to CRC (the “Transfer”). Upon completion of the Transfer, the de facto controller of the largest shareholder of our Company would be changed to CRC.

Shareholding Structure of our Company

As of March 31, 2016, we had 390 record holders holding our H shares (including ADSs) and 292,780 record holders holding our A shares according to records we obtained from Computershare Hong Kong Investor Services Limited and CSDC, respectively. Set out below is the current shareholding structure of our Company as of the date hereof:

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

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of April 27, 2016, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital
Ordinary Shares (A shares) (1)	GRGC	2,629,451,300	46.5	37.1

(1)	A shares held by GRGC are no longer restricted from sales and redemption starting from December 22, 2009.

The following table sets forth all persons who were known by us to beneficially own 5% or more of our issued and outstanding H shares as of April 20, 2016.

Identity of Person or Group	Shares Owned	Percentage of H Shares	Percentage of Total Capital
FIL Limited	171,814,000	12.00	2.43
BlackRock, Inc.	237,326,538	16.58	3.35
BlackRock Global Funds	174,655,000	12.20	2.47

As of the date hereof, we are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.

In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than restrictions on the controlling shareholder as described under “ITEM 10. ADDITIONAL INFORMATION—B. Memorandum and Articles of Association—Restrictions on Controlling Shareholders,” the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

B.	Related Party Transactions

Under IAS 24, parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2015. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure”.

Name of related parties	Relationship with Us
Single largest shareholder and its subsidiaries

GRGC	Single largest shareholder

Guangzhou Railway Group Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC

Guangmeishan Railway Company Limited	Subsidiary of GRGC

Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company	Subsidiary of GRGC

Guangzhou Railway Material Supply Company	Subsidiary of GRGC

Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of GRGC

Yangcheng Construction Company of Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC

Guangzhou Railway Real Estate Construction Company	Subsidiary of GRGC

Yuehai Railway Company Limited	Subsidiary of GRGC

Shichang Railway Company Limited	Subsidiary of GRGC

Guangzhou Railway Station Service Centre	Subsidiary of GRGC

Changsha Railway Construction Company Limited	Subsidiary of GRGC

Guangdong Sanmao Railway Company Limited	Subsidiary of GRGC

Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC

Guangzhou Yuetie Operational Development Company	Subsidiary of GRGC

Guangzhou Railway Rolling Stock Works	Subsidiary of GRGC

Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of GRGC

Shenzhen Guangshen Railway Living Service Centre	Subsidiary of GRGC

Guangzhou Yangcheng Living Service Centre	Subsidiary of GRGC

Pajiangkou Stone Pit of Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC

Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of GRGC

Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC

Huaihua Railway Engineer Construction Company	Subsidiary of GRGC

Lechang Anjie Railway Sleeper Company Limited	Subsidiary of GRGC

Xiashen Railway Guangdong Company Limited	Subsidiary of GRGC

Ganshao Railway Company Limited	Subsidiary of GRGC

Guangzhou Railway Economic Technology Development Corporation	Subsidiary of GRGC

Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of GRGC

Associates of the Group

Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group

Shenzhen Guangzhou Railway Civil Engineering Company	Associate of the Group

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

According to the Framework Agreement, the principal goods and services provided by GRGC and some of its subsidiaries to us include the following:

(a)	transportation services, which comprise:

(i)	production co-ordination and safety management;

(ii)	leasing of railway infrastructure and transportation equipment;

(iii)	railway network services (including but not limited to passenger-related services, provision of water to trains, railway track usage, locomotive traction and electricity provision and ticket sale services);

(iv)	passenger services; and

(v)	cleaning services of locomotives and railway stations.

(b)	railway-related services, which comprise:

(i)	repair services of railway infrastructure and transportation equipment;

(ii)	locomotive and train repair services;

(iii)	purchase and sale services of railway-related materials;

(iv)	security services;

(v)	property management and building maintenance services; and

(vi)	project construction, management and supervision services.

In addition to the above, GRGC and its subsidiaries also provide scheduling, railway communication and hygiene and epidemic prevention services to the Group Companies.

The prices at which these goods and services are provided to us by GRGC and its subsidiaries are determined according to the following principles:

(a)	For transportation services:

(i)	the prices will be determined in accordance with the applicable industry settlement rules; if unavailable, the prices will be determined in accordance with the guidance prices set by the government.

(ii)	if neither the applicable industry settlement rules nor the government guidance prices is available, the prices will be determined based on the market prices after negotiation between the parties, provided that the prices will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

(b)	For railway-related services:

(i)	the prices will be determined in accordance with applicable industry standard fees and agreed between the parties subject to the actual situation.

(ii)	if the applicable industry standard fees are not available, the prices will be determined based on the cost incurred in providing the services plus reasonable profits after negotiation between the parties, provided that the prices will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(RMB thousands)
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to GRGC and its subsidiaries(i)	367,745	424,743	751,956
Revenue collected by CRC for railway network usage and related services provided to GRGC and its subsidiaries(ii)	1,255,572	1,153,630	1,180,852
Revenue from railway operation service provided to GRGC’s subsidiaries(iii)	76,480	359,740	550,168

	1,699,797	1,938,113	2,482,976

Other Businesses
Sales of materials and supplies to GRGC and its subsidiaries(iv)	24,174	22,579	25,940

Services received and purchases made
Railroad and Related Business
Provision of train transportation services by GRGC and its subsidiaries(i)	665,189	633,382	888,903
Cost settled by CRC for railway network usage and related services provided by GRGC and its subsidiaries(ii)	1,564,499	1,436,711	1,406,962
Operating lease rental paid to GRGC for the leasing of land use rights	56,000	53,962	55,090

	2,285,688	2,124,055	2,350,955

Other Businesses
Social services (employee housing and public security services and other ancillary services) provided by GEDC(iii)	67,990	12,430	16,080
Provision of repair and maintenance services by GRGC and its subsidiaries(iv)	346,831	295,283	489,038
Purchase of materials and supplies from GRGC and its subsidiaries(v)	666,771	560,034	384,262
Provision of construction services by GRGC and its subsidiaries(vi)	229,999	280,983	226,089
Others	12,889	8,729	—

	1,324,480	1,157,459	1,115,469

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to the full cost principle.

(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contract parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to the full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus a management fee ranging from 0.3% to 5%.
(vi)	Based on construction amount determined under national railway engineering guidelines.

We had the following material balances with our related parties as of the dates indicated:

	As of December 31,
	2014	2015
	(RMB thousands)
Trade receivables	765,098	862,199
- GRGC(i)	260,554	96,314
- Subsidiaries of GRGC(i)	504,544	765,885
Prepayments and other receivables	47,733	7,788
- GRGC	5,399	6,011
- Subsidiaries of GRGC	37,560	1,777
- Associates	17,086	—
Less: impairment provision(iii)	(12,312)	—
Prepayments for fixed assets and construction-in-progress	1,092	1,092
- GRGC	1,092	1,092
Trade payables	617,822	431,650
- GRGC(i)	119,953	24,467
- Subsidiaries of GRGC(ii)	433,805	366,015
- Associates	64,064	41,168
Payables for fixed assets and construction-in-progress	208,955	185,339
- GRGC	12,610	18,829
- Subsidiaries of GRGC	159,381	128,871
- Associates	36,964	37,639
Accruals and other payables	29,057	399,634
- GRGC	4,133	1,891
- Subsidiaries of GRGC(iv)	20,600	396,590
- Associates(v)	4,324	1,153

(i)	The trade balances due from/to GRGC, subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)	The trade payables due to subsidiaries of GRGC mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii)	In 2015, the Company has consolidated Zengcheng Lihua Stock Company Limited and nil balance was shown in 2015.
(iv)	The other payables due to subsidiaries of GRGC mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(v)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As of December 31, 2015, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2015. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2015 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

Transaction with CRC and other railway companies

Before the dissolution of the MOR, it was the controlling entity of GRGC, the single largest shareholder of our Company and also centrally managed the railway business within the PRC. We worked in cooperation with the MOR and other railway companies owned and controlled by the MOR to operate certain long-distance passenger train transportation and freight transportation services within the PRC. The related revenue was collected by other railway companies, which was then remitted to the MOR and centrally processed. A certain portion of the revenue so collected was allocated to our Company for the use of our rail lines or for services rendered by us in connection with the delivery of these services. On the other hand, our Company was also allocated by the MOR certain charges for the use of the rail lines and services provided by other railway companies. Such allocations were determined by the MOR based on its standard charges applied on a nationwide basis.

The MOR was dissolved in March 2013 during the First Session of the 12th National People’s Congress of the PRC. After the dissolution of the MOR, the CRC will perform the commercial functions previously performed by the MOR. Accordingly, the equity interests of GRGC which was wholly owned by MOR previously will be transferred to CRC. Once the transfer is completed, the actual controlling entity of our Company’s largest shareholder will become CRC. Since March 2013, the collecting, processing and distribution function of revenues which executed by MOR previously had been transferred to CRC. The revenues generated from the long-distance passenger train transportation and freight transportation businesses are collected and settled by CRC together with the subsidiaries transferred from MOR (the “CRC Group”) on behalf of our Company through CRC’s settlement systems. As of December 31, 2015, the cooperation mode and pricing model did not change.

The chart below sets forth the material transactions our Company undertook with the MOR for the periods indicated prior to March 2013 and with CRC together with the subsidiaries which were wholly owned by MOR previously after March 2013. Unless otherwise specified, the transactions disclosed below have excluded the transactions with GRGC and its subsidiaries:

	Year ended December 31,
	2013	2014	2015
	(RMB thousands)
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to CRC Group(i)	30,450	5,229	36,515
Revenue collected by CRC for services provided to CRC Group(ii)	2,070,966	1,706,558	1,752,666
Revenue from railway operation service provided to CRC Group(iii)	968,477	950,966	1,421,995

	3,069,893	2,662,753	3,211,176

Other Businesses
Provision of repairing services for cargo trucks to CRC Group(ii)	286,265	259,470	284,348
Sales of materials and supplies to CRC Group(iv)	65,897	43,239	38,395
Provision of apartment leasing services to CRC Group(iv)	780	732	762

	352,942	303,441	323,505

Services received and purchases made
Railroad and Related Business
Provision of train transportation services by CRC Group(i)	264,372	292,866	277,138
Cost settled by CRC for services provided by CRC Group(ii)	1,457,451	1,265,873	1,365,352

	1,721,823	1,558,739	1,642,490

Other Businesses
Provision of repair and maintenance services by CRC Group(iv)	68,963	28,531	2,813
Purchase of materials and supplies from CRC Group(v)	131,061	9,317	33,591
Provision of construction services by CRC Group(vi)	—	—	13,538

	200,024	37,848	49,942

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to the full cost principle.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to the full cost principle.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee ranged from 0.3% to 5%.
(vi)	Based on construction amounts determined under national railway engineering guidelines.

The chart below sets forth the revenue collected and settled through the MOR/CRC for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(RMB thousands)
Passenger transportation	7,740,887	6,630,629	6,642,129
Freight transportation	871,173	920,255	1,022,025
Luggage and parcel	100,884	148,863	86,199

	8,712,944	7,699,747	7,750,353

We cooperate with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on our behalf through the CRC’s settlement systems.

We had the following material balances maintained with CRC Group as of December 31, 2014 and December 31, 2015:

	As of December 31,
	2014	2015
	(RMB thousands)
Due from CRC Group
Trade receivables	643,182	897,030
Other receivables	9,411	6,700
Due to CRC Group
Trade payables	37,843	62,709
Other payables	294	19,968

C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-81 following ITEM 19.

A.7	Legal Proceedings

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

On March 29, 2016, our Board of Directors proposed a final dividend distribution of RMB0.08 per share to our shareholders for the year ended December 31, 2015. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders to be held on May 26, 2016.

B.	Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2015.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Price Range of our H shares and ADSs

As of December 31, 2015 and April 20, 2016, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2015 and April 20, 2016, there were 2,501,172 ADSs and 2,334,412 ADSs outstanding held by 148 and 146 registered holders, respectively.

The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low closing sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
Annual highs and lows
2011	21.67	13.82	3.40	2.22
2012	21.38	13.97	3.37	2.19
2013	28.17	18.73	4.48	2.81
2014	24.59	18.05	3.82	2.79
2015	34.85	18.92	5.43	2.92
Quarterly highs and lows
First Quarter 2014	23.76	19.95	3.72	3.09
Second Quarter 2014	22.14	18.05	3.44	2.79
Third Quarter 2014	23.10	18.57	3.58	2.86
Fourth Quarter 2014	24.59	19.32	3.82	3.06
First Quarter 2015	26.00	23.04	4.14	3.48
Second Quarter 2015	34.85	23.54	5.43	3.60
Third Quarter 2015	27.39	18.92	4.27	2.92
Fourth Quarter 2015	26.69	19.93	4.34	3.13
Monthly highs and lows
October 2015	25.92	19.93	4.03	3.13
November 2015	26.46	23.96	4.12	3.62
December 2015	26.69	24.40	4.34	3.72
January 2016	24.43	20.94	3.90	3.20
February 2016	23.75	20.51	3.70	3.11
March 2016	24.05	20.65	3.71	3.15
April 2016 (through April 20, 2016)	24.45	21.22	3.83	3.30

During the year ended December 31, 2015, we did not purchase, sell or redeem any of our H shares.

In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our H shares are listed on the HKSE under the stock code “00525” and American Depositary Shares representing our H shares are listed on the NYSE under the stock code “GSH.” Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code “601333.”

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

The total number of shares of our Company after the A Share Offering is 7,083,537,000. As of December 31, 2015, our issued share capital consisted of:

	Number of	Percentage of
	shares	shares (%)
Type of share capital
Domestic tradable shares without restriction on sales (A shares)	5,652,237,000	79.8
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.0

Public Float

As of April 27, 2016, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

Pre-Emptive Rights

There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

B.	Memorandum and Articles of Association

Our shareholders previously adopted the amended and restated Articles of Association at an annual shareholders’ general meeting held on June 25, 2009, which was filed as an exhibit to our annual report on Form 20-F with the SEC on June 22, 2010. On September 27, 2012 and May 28, 2015, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which is filed as Exhibit 1.1 hereto.

Described below is a summary of the significant provisions of our amended and restated Articles of Association as currently in effect. As this is a summary, it does not contain all the information that may be important to you.

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

Where we convene a shareholders’ general meeting (when we have more than one shareholder), we shall give not less than 45 days prior public notice or other means (if necessary) as specified in our Articles of Association to all shareholders whose names appear in the share register of the items to be considered and the date and venue of the meeting. Any shareholder intending to attend the shareholders’ general meeting shall give us a written reply stating his or her intention to attend the meeting 20 days prior to the date of the meeting.

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

Unless a poll is demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of or against that resolution, that the resolution has been carried. A demand for a poll may be withdrawn. A poll demanded on the election of the chairman, or on a question of suspension of the meeting, shall be taken at the meeting immediately. A poll demanded on any other questions shall be taken at such time as the chairman of the meeting directs, and any business other than that on which the poll has been demanded may be proceeded with. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. On a poll taken at a meeting, a shareholder should cast his or her vote(s) either at the meeting, online or through another way as permitted by the Articles of Association; a shareholder (including their proxies) entitled to two or more votes need not cast all his or her votes in the same way. In the case of a tie, the chairman of the meeting shall be entitled to one additional vote. Shareholders shall be entitled to designate two shareholder representatives to participate in counting the votes and supervising the voting process; provided that no person shall be permitted to serve as a shareholder representative to the extent such person has an interest in, or is otherwise impacted by, the resolutions being voted on, to the extent such interest or impact is disproportionate in comparison to other shareholders.

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

All material contracts we entered into during the fiscal years of 2014 and 2015 were made in the ordinary course of business.

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

Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2015, we incurred a foreign exchange gain of approximately RMB3.0 million due to the depreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB2.7 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2015, we maintained the equivalent of approximately RMB72.1 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

E.	Taxation

PRC Taxation

Tax Basis of Assets

As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.

Income Tax

In accordance with the Enterprise Income Tax Law of the PRC (hereinafter referred to as the “EIT Law”), which was adopted at the 5th Session of the 10th National People’s Congress of the PRC on March 16, 2007, enterprises and other organizations that earn income within the territory of the PRC are payers of enterprise income tax, which shall be paid in accordance with the provisions of EIT Law. The EIT Law and the implementation regulations for the EIT Law (the “Implementation Regulations”) both came into effect on January 1, 2008, meanwhile the Income Tax Law of the PRC for Foreign-invested Enterprises and Foreign Enterprises and the Interim Regulations of the PRC on Enterprise Income Tax have been simultaneously repealed.

Pursuant to the EIT Law, the income tax rate for PRC enterprises is reduced from the original 33% to 25%, same as the rate applied to foreign investment enterprises and foreign enterprises.

According to the EIT Law and the Notice Regarding Implementation of the Preferential Enterprise Income Tax in the Transition Period issued by the State Council, an enterprise established with approval prior to the promulgation of the EIT Law that enjoyed a preferential tax rate according to the provisions of tax laws and administrative regulations then in force could gradually transition to the tax rate provided for therein within five years after the implementation of the EIT Law. The preferential income tax rate of 15% that was applicable to companies incorporated in Shenzhen and other special economic zones was phased out over five years beginning on January 1, 2008. After such five-year period and since January 1, 2012, the tax rate applicable to us has been fixed at 25%, i.e., the unified income tax rate applicable to all domestic companies in the PRC (with limited exceptions). An enterprise enjoying regular tax reduction or exemption may continue to enjoy such tax reduction or exemption until the expiration of the term thereof pursuant to the provisions of the State Council; if it has not yet enjoyed such tax reduction or exemption because it fails to make a profit, the term of such tax reduction or exemption shall be calculated from the effective date of the EIT Law (that is January 1, 2008).

Value Added Tax

Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994, which was amended by the State Council on November 10, 2008 and the Detailed Rules for the Implementation of the Interim Regulations of the PRC on Value-Added Tax ,which was promulgated on December 18, 2008, and revised on October 28, 2011, our passenger and freight transportation businesses are not subject to value added tax, while our other businesses are subject to value added tax at rates ranging from 3% to 17%, depending on the scale and nature of the businesses.

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

Tax on Dividends

For an Individual Investor. According to the Individual Income Tax Law of the PRC, an income tax at the rate of 20% shall be withheld on dividend payments from PRC enterprises to residents of the PRC. According to the Circular on Relevant Tax Policies on Pilot Shanghai-Hong Kong Stock Connect Scheme (Cai Shui [2014] No. 81) (hereinafter referred to as “Circular 81”) issued by the Ministry of Finance, State Tax Bureau and CSRC on October 31, 2014, which became effective November 17, 2014, a PRC company that pays dividends to a PRC individual investor, with respect to H shares listed on the HKSE through the Shanghai-Hong Kong Stock Connect, must first request from the China Securities Depository and Clearing Company Limited (hereinafter referred to as the “CSDC”) a list of PRC individual investors. The PRC company shall then withhold PRC individual income tax at a rate of 20% on payments to such individual investors. For a foreign individual who is not a resident of the PRC, the receipt of dividends from a PRC company with A shares listed on the Shanghai Stock Exchange is normally subject to PRC withholding tax at a rate of 20% unless specifically exempted by the tax authority of the State Council or reduced by an applicable tax treaty. According to the Notice on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45 issued by the PRC State Tax Bureau, foreign non-resident individual shareholders receiving dividends from shares in a PRC non-foreign-invested enterprise may be subject to PRC withholding tax at a rate of 10%, subject to reduction under an applicable tax treaty. A non-PRC individual that is a resident of a country that has not entered into a tax treaty with the PRC or in any other case will be subject to PRC withholding tax at a rate of 20%. A PRC company that pays dividends to investors in Hong Kong (including enterprises and individuals), with respect to A shares listed on the Shanghai Stock Exchange, before the Hong Kong Securities Clearing Company Ltd is able to provide details of an investor’s identity and stock holding period to CSDC, must withhold PRC tax at a rate of 10%, rather than applying the exemptions based on the stock holding period discussed in the following paragraph, and should also apply for a withholding declaration from the appropriate PRC tax authority.

According to the Notice on the Issues concerning the Implementation of Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies promulgated on December 28, 2012, individual PRC resident holders of A Shares who have held such shares for one month or less shall include all cash and share distributions in their taxable income. Individual PRC resident holders of A Shares who have held such shares for more than one month, but not more than one year, shall temporarily include 50% of all cash and share distributions in their taxable income. In addition, individual PRC resident holders of A Shares who have held shares for more than one year shall temporarily include 25% of all cash and share distributions in their taxable income.

For An Enterprise. According to Circular 81, PRC enterprise investors’ dividends from investment in stocks listed on the HKSE through the Shanghai-Hong Kong Stock Connect shall be included in income and shall be subject to PRC enterprise income tax. However, a PRC enterprise investor’s dividends in respect of H shares, which have been continuously held by such investor for a period of over 12 months, shall be exempt from PRC enterprise income tax. According to the EIT Law and its Implementation Regulations, and pursuant to the Notice on the Issues Regarding Withholding of the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H share Holders Which Are Overseas Non-resident Enterprises issued by State Administration of Taxation on November 6, 2008, when a non-PRC resident enterprise with no establishment or office in the PRC receives dividends from a company in the PRC, or a non-PRC resident enterprise with an establishment or office in the PRC receives dividends from a company in the PRC, and such dividends are not effectively connected with an establishment or office in the PRC, the non-PRC resident enterprise is normally subject to a PRC withholding tax at a rate of 10% under the EIT Law.

The Response to Questions on Levying Enterprise Income Tax on Dividends Derived by Non-resident Enterprise from Holding B-shares issued by the SAT on July 24, 2009 further provides that any PRC resident enterprise that is listed on an overseas stock exchange must withhold PRC enterprise income tax at a rate of 10% on dividends that it distributes to non-PRC resident enterprises, subject to reduction under an applicable tax treaty.

Capital Gains Tax

For An Individual Investor. According to the Notice Concerning the Continuation of Exemption from Individual Income Tax on the Income from Stock Transfer issued by the PRC Ministry of Finance and the PRC State Tax Bureau on March 30, 1998, effective from January 1, 1997, gains realized by individuals from transferring stock of listed companies are not subject to individual income tax.

After the latest amendment to the Individual Income Tax Law on June 30, 2011 and its implementation rules on February 18, 2008, the State Administration of Taxation has not stated whether it will continue to exempt from individual income tax income derived by individuals from the transfer of listed shares. However, on December 31, 2009, the Ministry of Finance, State Administration of Taxation and CSRC jointly issued the Circular on Related Issues on Collection of Individual Income Tax over the Income Received by Individuals from Transfer of Listed Shares Subject to Sales Limitation (Cai Shui [2009] No. 167), which states that individuals’ income from transferring listed shares on certain domestic exchanges shall continue to be exempted from the individual income tax, except for shares of certain specified companies under certain situations which are subject to sales limitations (as defined in such Circular and its supplementary notice issued on November 10, 2010). Meanwhile, according to Circular 81, PRC individual investors’ gains from transferring stock of a company listed on the HKSE through the Shanghai-Hong Kong Stock Connect shall be temporarily exempted from PRC individual income tax from November 17, 2014 to November 16, 2017. Moreover, the gains received by individual investors from Hong Kong from transferring A shares listed on the Shanghai Stock Exchange shall be temporarily exempted from income tax.

For An Enterprise. In accordance with the EIT Law and its Implementation Regulations, a non-resident enterprise is generally subject to PRC enterprise income tax at a rate of 10% with respect to PRC-sourced income, including gains derived from the disposal of equity interests in a PRC resident enterprise, if it does not have an establishment or premises in the PRC or has an establishment or premises in the PRC but the PRC-sourced income is not connected with such establishment or premises in the PRC. According to Circular 81, the gains derived from transferring A shares listed on the Shanghai Stock Exchange received by Hong Kong enterprise investors through the Shanghai-Hong Kong Stock Connect shall be temporarily exempted from income tax. In addition, such gains may be exempted in the PRC if the tax treaty or agreement that the PRC concluded with the relevant jurisdiction, where applicable, states that the PRC may not tax capital gains.

In accordance with Circular 81, PRC enterprise investors’ gains from transferring stocks listed on the HKSE through the Shanghai-Hong Kong Stock Connect shall be included in total income and shall be subject to enterprise income tax.

Tax Treaties

For non-PRC resident enterprises with no establishment in the PRC and individuals not resident in the PRC, if their home countries or jurisdictions have entered into double taxation treaties with the PRC, such enterprises and individuals may be entitled to a reduction of any withholding tax imposed on the payment of dividends from a PRC company. The PRC currently has double taxation treaties with a number of countries, including Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the United States.

The Agreement Between the Government of the United States of America and the PRC Government for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, together with related protocols, referred to herein as the “US-PRC tax treaty,” currently limits the rate of PRC withholding tax upon dividends paid by our Company to a U.S. holder (as defined below under “United States Federal Income Taxation”) who is a United States resident for purposes of the US-PRC tax treaty to 10%. It is uncertain if the US-PRC tax treaty exempts from PRC tax the capital gains of a U.S. holder arising from the sale or disposition of H shares or ADSs. U.S. holders are advised to consult their tax advisors with respect to these matters.

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

If a partnership (including any entity taxed as a partnership for United States federal income tax purposes) holds the H shares or ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the H shares or ADSs, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the H shares or ADSs.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2015 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2014 and 2015.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2014 and 2015 are set forth below.

	As of December 31,
	Currency
Monetary assets and liabilities	Denomination	2014	2015
	(RMB thousands)
Cash and cash equivalents	USD	—	—
Cash and cash equivalents	HKD	62,093	72,140
Other receivables	HKD	93	71
Other payables	HKD	—	—

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We incurred a foreign exchange gain of RMB3.0 million for the year ended December 31, 2015. As of December 31, 2015, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB72.1 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB2.7 million in these balances.

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

Interest Rate Risks

As of December 31, 2015, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Other than deposits held in banks, the Group does not have significant interest-bearing assets.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2015, at present and in our normal course of business, we are not subject to any other material market-related risks.

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

In May 2015, we proposed certain amendments to the form of the deposit agreement and the American Depositary Receipts while keeping the terms of deposit the same as the terms disclosed in the Form F-6EF we filed with the SEC on April 24, 2009. For further information of the amended and restated deposit agreement and the American Depositary Receipts, see the Form F-6 we filed with the SEC on May 12, 2015.

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

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse and waive certain fees and expenses incurred by us in connection with our ADR program.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2015:

Category of Expenses	Amount (US$)
NYSE list fee	64,285.7
Broker reimbursements	43,121.3
U.S. Representative Fee	3,214.3

Total	110,621.3

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2015. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2015, under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers (Certified Public Accountants, Hong Kong), an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chen Song is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Jia Jianmin and each of the other members of the Audit Committee is an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual.

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

Resolutions to appoint PricewaterhouseCoopers (certified public accountants in Hong Kong), or PwC, as our auditor for 2015 have been approved at the annual general meeting of our shareholders held on May 28, 2015.

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2014 and 2015.

	2014	2015
	(RMB millions)
Audit Fees	8.08	8.08
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.33	0.25

Total	8.41	8.33

Notes:

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2015, there did not exist any amount that became payable but remained outstanding.

All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2015, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-81 following ITEM 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-81 following this item.

(b)	Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit
Number	Description

1.1	Amended and Restated Articles of Association

2.1*	Form of Amendment to Deposit Agreement

2.2*	Form of American Depositary Receipt

4.1**	Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company

4.2ß	Master comprehensive services agreements dated October 18, 2013 between Guangshen Railway Company Limited and each of GRGC, Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company and Yangcheng Railway Company

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2015

11.1¥	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

*	Incorporated by reference from the Registrant’s Form F-6 filed with the SEC on May 12, 2015.
**	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
ß	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 24, 2014.
¥	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 27, 2016	By:	/s/ Wu Yong
Wu Yong
Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2,3

Consolidated Balance Sheets as at December 31, 2014 and 2015	F-4

Consolidated Comprehensive Income Statements for the years ended December 31, 2013, 2014 and 2015	F-5,6

Consolidated Cash Flow Statements for the years ended December 31, 2013, 2014 and 2015	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2014 and 2015	F-8,9

Notes to the Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of cash flows, and of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting under Item 15 appearing on pages 99 and 100 of the 2015 Annual Report. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Hong Kong

April 27, 2016

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2014 AND 2015

(Amounts in thousands)

		December 31
	Note	2014	2015	2015
		RMB	RMB	US$*
ASSETS
Non-current assets
Fixed assets-net	6	24,179,210	24,073,759	3,716,350
Construction-in-progress	7	401,434	569,573	87,927
Prepayments for fixed assets and construction-in-progress		13,499	46,546	7,185
Leasehold land payments	8	668,005	948,526	146,427
Goodwill	9	281,255	281,255	43,418
Investments in associates	11	147,102	168,711	26,044
Deferred tax assets	12	67,584	93,249	14,395
Long-term prepaid expenses	13	22,004	14,485	2,236
Available-for-sale investments	15	53,826	53,826	8,309
Long-term receivable	16	30,197	30,804	4,755

		25,864,116	26,280,734	4,057,046

Current assets
Materials and supplies	17	400,509	307,056	47,401
Trade receivables	18	2,313,405	2,886,066	445,531
Prepayments and other receivables	19	189,576	142,613	22,016
Short-term deposits	20	104,000	106,000	16,364
Cash and cash equivalents	20	1,665,057	2,220,803	342,833

		4,672,547	5,662,538	874,145

Total assets		30,536,663	31,943,272	4,931,191

EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	21	7,083,537	7,083,537	1,093,510
Share premium		11,562,738	11,562,738	1,784,979
Other reserves	22	2,596,783	2,708,543	418,127
Retained earnings		5,502,785	6,107,670	942,862

		26,745,843	27,462,488	4,239,478

Non-controlling interests		40,617	(18,226)	(2,814)

Total equity		26,786,460	27,444,262	4,236,664

Liabilities
Non-current liabilities
Deferred income relating to government grants	23	88,771	103,985	16,053
Deferred tax liabilities	12	—	71,376	11,018

		88,771	175,361	27,071

Current liabilities
Trade payables	25	1,438,444	1,105,291	170,628
Payables for fixed assets and construction-in-progress		1,094,814	1,425,998	220,136
Dividends payable		548	14,318	2,210
Income tax payable		157,865	313,656	48,420
Accruals and other payables	26	969,761	1,464,386	226,062

		3,661,432	4,323,649	667,456

Total liabilities		3,750,203	4,499,010	694,527

Total equity and liabilities		30,536,663	31,943,272	4,931,191

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.4778, the certified exchange rates for December 31, 2015 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2015 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$*
Revenue from Railroad and Related Business
Passenger transportation		8,058,291	6,988,288	6,997,562	1,080,237
Freight transportation		1,603,288	1,763,679	1,761,449	271,921
Railway network usage and other transportation related services		5,034,676	5,031,241	5,874,727	906,902

		14,696,255	13,783,208	14,633,738	2,259,060
Revenue from other businesses		1,104,422	1,017,573	1,091,571	168,509

Total revenue		15,800,677	14,800,781	15,725,309	2,427,569

Operating expenses
Railroad and Related business
Business tax		(357,824)	(61,021)	(46,785)	(7,222)
Labour and benefits	27	(3,932,120)	(4,441,615)	(4,767,083)	(735,911)
Equipment leases and services		(4,166,329)	(3,629,757)	(3,908,545)	(603,375)
Land use right leases	35(b)	(56,000)	(53,962)	(55,090)	(8,504)
Materials and supplies		(1,587,251)	(1,310,106)	(1,224,262)	(188,993)
Repair and facilities maintenance costs, excluding materials and supplies		(501,711)	(905,540)	(716,193)	(110,561)
Depreciation of fixed assets		(1,392,010)	(1,405,580)	(1,387,534)	(214,198)
Amortisation of leasehold land payments		(15,001)	(18,245)	(17,949)	(2,771)
Social services expenses		(67,990)	(12,430)	(16,080)	(2,482)
Utility and office expenses		(71,525)	(74,740)	(63,602)	(9,818)
Impairment for trade and other receivables and materials and supplies		—	—	(59,637)	(9,206)
Others		(731,055)	(816,832)	(887,645)	(137,031)

		(12,878,816)	(12,729,828)	(13,150,405)	(2,030,072)

Other businesses
Business tax		(37,098)	(29,957)	(31,759)	(4,903)
Labour and benefits	27	(493,072)	(469,273)	(443,014)	(68,390)
Materials and supplies		(338,547)	(306,128)	(341,386)	(52,701)
Depreciation of fixed assets		(22,002)	(23,694)	(24,208)	(3,737)
Amortisation of leasehold land payments		(920)	(919)	(10,464)	(1,615)
Utility and office expenses		(156,914)	(192,162)	(155,499)	(24,005)

		(1,048,553)	(1,022,133)	(1,006,330)	(155,351)

Total operating expenses		(13,927,369)	(13,751,961)	(14,156,735)	(2,185,423)
Other income and other gains/(losses) - net	28	14,903	7,138	(114,627)	(17,695)

Operating profit		1,888,211	1,055,958	1,453,947	224,451
Finance costs	29	(191,686)	(180,373)	(4,608)	(711)
Share of results of associates	11	5,228	5,048	2,499	385

Profit before income tax		1,701,753	880,633	1,451,838	224,125
Income tax expense	30	(430,670)	(219,507)	(388,530)	(59,979)

Profit for the year		1,271,083	661,126	1,063,308	164,146

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2013		2014		2015		2015
		RMB		RMB		RMB		US$*
Profit for the year			1,271,083		661,126		1,063,308		164,146

Other comprehensive income			—		—		—		—

Total comprehensive income for the year, net of tax			1,271,083		661,126		1,063,308		164,146

Profit attributable to:
Equity holders of the Company			1,273,841		662,021		1,070,822		165,306
Non-controlling interests			(2,758)		(895)		(7,514)		(1,160)

			1,271,083		661,126		1,063,308		164,146

Total comprehensive income attributable to:
Equity holders of the Company			1,273,841		662,021		1,070,822		165,306
Non-controlling interests			(2,758)		(895)		(7,514)		(1,160)

			1,271,083		661,126		1,063,308		164,146

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	31	RMB	0.18	RMB	0.09	RMB	0.15	US$	0.02

Earnings per equivalent ADS
- Basic and diluted	31	RMB	8.99	RMB	4.67	RMB	7.56	US$	1.17

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.4778, the certified exchange rates for December 31, 2015 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2015 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands)

		Year ended December 31
	Note	2013	2014	2015	2015
		RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	33(a)	2,423,086	2,421,206	2,520,379	389,079
Interest paid		(167,650)	(167,650)	—	—
Income tax paid		(372,025)	(307,980)	(260,688)	(40,243)

Net cash generated from operating activities		1,883,411	1,945,576	2,259,691	348,836

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets, net of related payables		(1,376,601)	(999,633)	(1,292,273)	(199,492)
Proceeds from disposal of fixed assets and leasehold land	33(b)	75,250	708	7,821	1,207
Government grants received		647	—	8,160	1,260
Interest received		127,318	128,139	2,895	447
Payment for investment in associates		—	—	(19,110)	(2,950)
(Increase)/ decrease in short-term deposits with maturities more than three months, net		(309,600)	4,379,600	(2,000)	(309)
Dividends received		4,904	4,904	5,884	908
Payment for business combination, net of cash acquired		(94,879)	(139,897)	(60,612)	(9,357)

Net cash (used in)/generated from investing activities		(1,572,961)	3,373,821	(1,349,235)	(208,286)

Cash flows from financing activities:
Repayments of bond payables		—	(3,500,000)	—	—
Dividends paid to non-controlling interests’ shareholders		—	—	(533)	(82)
Dividends paid to the Company’s shareholders		(566,680)	(566,685)	(354,177)	(54,676)
Acquisition of additional interests in subsidiary from non-controlling interests		(5,947)	—	—	—
Payments for management fee of bond payables		(158)	(333)	—	—

Net cash used in financing activities		(572,785)	(4,067,018)	(354,710)	(54,758)

Net (decrease)/increase in cash and cash equivalents		(262,335)	1,252,379	555,746	85,792

Cash and cash equivalents, at beginning of year		675,013	412,678	1,665,057	257,041

Cash and cash equivalents, at end of year	20	412,678	1,665,057	2,220,803	342,833

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.4778, the certified exchange rates for December 31, 2015 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2015 or on any other date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 21)		Share premium RMB		Statutory surplus reserve RMB (Note 22)		Discretionary surplus reserve RMB (Note 22)		Other reserve RMB (Note 22)	Retained earnings RMB		Total RMB		Non- controlling interests RMB		Total equity RMB
Balance at January 1, 2013		7,083,537		11,564,581		2,098,207		304,059	—		4,894,806		25,945,190		50,849		25,996,039
Total comprehensive income		—		—		—		—	—		1,273,841		1,273,841		(2,758)		1,271,083
Profit for the year		—		—		—		—	—		1,273,841		1,273,841		(2,758)		1,271,083
Other comprehensive income		—		—		—		—	—		—		—		—		—
Special reserve-Safety Production Fund (Note 22)		—		—		—		—	—		—		—		—		—
Appropriation		—		—		—		—	200,839		(200,839)		—		—		—
Utilisation		—		—		—		—	(200,839)		200,839		—		—		—
Acquisition of additional interests in subsidiary from non-controlling interests		—		(1,804)		—		—	—		—		(1,804)		(4,143)		(5,947)
Appropriations from retained earnings (Note 22)		—		—		128,481		—	—		(128,481)		—		—		—
Dividends relating to 2012		—		—		—		—	—		(566,683)		(566,683)		(127)		(566,810)

Balance at December 31, 2013		7,083,537		11,562,777		2,226,688		304,059	—		5,473,483		26,650,544		43,821		26,694,365

Balance at January 1, 2014		7,083,537		11,562,777		2,226,688		304,059	—		5,473,483		26,650,544		43,821		26,694,365
Total comprehensive income		—		—		—		—	—		662,021		662,021		(895)		661,126
Profit for the year		—		—		—		—	—		662,021		662,021		(895)		661,126
Other comprehensive income		—		—		—		—	—		—		—		—		—
Special reserve-Safety Production Fund (Note 22)		—		—		—		—	—		—		—		—		—
Appropriation		—		—		—		—	208,250		(208,250)		—		—		—
Utilisation		—		—		—		—	(208,250)		208,250		—		—		—
Liquidation of a subsidiary		—		(39)		—		—	—		—		(39)		(1,905)		(1,944)
Appropriations from retained earnings (Note 22)		—		—		66,036		—	—		(66,036)		—		—		—
Dividends relating to 2013		—		—		—		—	—		(566,683)		(566,683)		(404)		(567,087)

Balance at December 31, 2014		7,083,537		11,562,738		2,292,724		304,059	—		5,502,785		26,745,843		40,617		26,786,460

Balance at December 31, 2014	US$	1,141,659	US$	1,863,575	US$	369,520	US$	49,005	—	US$	886,888	US$	4,310,647	US$	6,546	US$	4,317,193

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 21)		Share premium RMB		Statutory surplus reserve RMB (Note 22)		Discretionary surplus reserve RMB (Note 22)		Other reserve RMB (Note 22)	Retained earnings RMB		Total RMB		Non- controlling interests RMB		Total equity RMB
Balance at January 1, 2015		7,083,537		11,562,738		2,292,724		304,059	—		5,502,785		26,745,843		40,617		26,786,460
Total comprehensive income		—		—		—		—	—		1,070,822		1,070,822		(7,514)		1,063,308
Profit for the year		—		—		—		—	—		1,070,822		1,070,822		(7,514)		1,063,308
Other comprehensive income		—		—		—		—	—		—		—		—		—
Special reserve-Safety Production Fund (Note 22)		—		—		—		—	—		—		—		—		—
Appropriation		—		—		—		—	192,860		(192,860)		—		—		—
Utilisation		—		—		—		—	(192,860)		192,860		—		—		—
Business combination		—		—		—		—	—		—		—		(49,902)		(49,902)
Appropriations from retained earnings (Note 22)		—		—		111,760		—	—		(111,760)		—		—		—
Dividends relating to 2014		—		—		—		—	—		(354,177)		(354,177)		(1,427)		(355,604)

Balance at December 31, 2015		7,083,537		11,562,738		2,404,484		304,059	—		6,107,670		27,462,488		(18,226)		27,444,262

Balance at December 31, 2015(*)	US$	1,093,510	US$	1,784,979	US$	371,188	US$	46,939	—	US$	942,862	US$	4,239,478	US$	(2,814)	US$	4,236,664

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.4778, the certified exchange rates for December 31, 2015 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2015 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (the “GEDC”).

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

On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR will be transferred to the Ministry of Transport and a newly established National Railway Bureau. The business functions and all related assets, liabilities and human resources will be transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will also be transferred to the CRC. Once the transfer is completed, the actual controlling entity of the Company’s largest shareholder will become CRC (See Note 37 for more details).

The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire in 2056.

The financial statements were authorised for issue by the board of directors of the Company on 27 April 2016.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2015:

•	Amendment to IAS 19 on contributions from employees or third parties to defined benefit plans.

The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service, and vary according to the length of employee service, must be spread over the service period using the same attribution method that is applied to the benefits.

•

Amendments from annual improvements to IFRSs – 2010 – 2012 Cycle, on IFRS 8, ‘Operating segments’, IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’ and IAS 24, ‘Related party disclosures’.

•	Amendments from annual improvements to IFRSs – 2011 – 2013 Cycle, on IFRS 3, ‘Business combinations’, IFRS 13, ‘Fair value measurement’.

The directors of the Company consider that the adoption of the amendments to standards have no material impact on the Group’s operating results and financial position.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2015 but are not effective for IFRS financial statements for the year ended 31 December 2015(continued):

•

Amendment to IFRS 11 “Accounting for acquisitions of interests in joint operations”. The amendment requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business (as defined in IFRS 3, Business combinations). Specifically, an investor will need to: measure identifiable assets and liabilities at fair value; expense acquisition-related costs; recognise deferred tax; and recognise the residual as goodwill. All other principles of business combination accounting apply unless they conflict with IFRS 11. The amendment is applicable to both the acquisition of the initial interest and a further interest in a joint operation. The previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation with joint control maintained. This amendment will be effective for annual periods beginning on or after 1 January 2016.

•

Amendments to IAS 16 and IAS 38 “Clarification of acceptable methods of depreciation and amortisation”. The amendments clarify when a method of depreciation or amortisation based on revenue may be appropriate. The amendment to IAS 16 clarifies that depreciation of an item of property, plant and equipment based on revenue generated by using the asset is not appropriate. The amendment to IAS 38 establishes a rebuttable presumption that amortisation of an intangible asset based on revenue generated by using the asset is inappropriate. The presumption may only be rebutted in certain limited circumstances: where the intangible asset is expressed as a measure of revenue; or where it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. These amendments will be effective for annual periods beginning on or after 1 January 2016.

•

Amendments to IFRS 10 and IAS 28 “Sale or contribution of assets between an investor and its associate or joint venture”. The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary. These amendments were originally intended to be effective for annual periods beginning on or after 1 January 2016. The effective date has now been deferred/removed.

•

Amendment to IAS 27 “Equity method in separate financial statements”. The amendment allows entities to use equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. This amendment will be effective for annual periods beginning on or after 1 January 2016.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2015 but are not effective for IFRS financial statements for the year ended 31 December 2015(continued):

•

Amendments to IFRS 10, IFRS 12 and IAS 28 “Investment entities: applying the consolidation exception”. The amendments clarify the application of the consolidation exception for investment entities and their subsidiaries. The amendments to IFRS 10 clarify that the exception from preparing consolidated financial statements is available to intermediate parent entities which are subsidiaries of investment entities. The exception is available when the investment entity parent measures its subsidiaries at fair value. The intermediate parent would also need to meet the other criteria for exception listed in IFRS 10. The amendments also clarify that an investment entity should consolidate a subsidiary which is not an investment entity and which provides services in support of the investment entity’s investment activities, such that it acts as an extension of the investment entity. However, the amendments also confirm that if the subsidiary is itself an investment entity, the investment entity parent should measure its investment in the subsidiary at fair value through profit or loss. This approach is required regardless of whether the subsidiary provides investment-related services to the parent or to third parties. The amendments to IAS 28 allow an entity which is not an investment entity, but has an interest in an associate or a joint venture which is an investment entity, a relief to retain the fair value measurement applied by the investment entity associate or joint venture, or to unwind the fair value measurement and instead perform a consolidation at the level of the investment entity associate or joint venture for their subsidiaries when applying the equity method. These amendments will be effective for annual periods beginning on or after 1 January 2016.

•

Annual improvements 2014. The amendments include changes from the 2012-2014 cycle of the annual improvements project that affect 4 standards: IFRS 5, “Non-current assets held for sale and discontinued operations”, IFRS 7, “Financial instruments: Disclosures”, IAS 19, “Employee benefits”, and IAS 34, “Interim financial reporting”. These amendments will be effective for annual periods beginning on or after 1 January 2016.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2015 but are not effective for IFRS financial statements for the year ended 31 December 2015(continued):

•

Amendments to IAS 1 “Disclosure initiative”. The amendments clarify guidance in IAS 1 on materiality and aggregation, the presentation of subtotals, the structure of financial statements and the disclosure of accounting policies. Although the amendments do not require specific changes, they clarify a number of presentation issues and highlight that preparers are permitted to tailor the format and presentation of the financial statements to their circumstances and the needs of users. The key areas addressed by the changes are as follows: 1) Materiality: an entity should not aggregate or disaggregate information in a manner that obscures useful information. An entity need not provide disclosures if the information is not material; 2) Disaggregation and subtotals: the amendments clarify what additional subtotals are acceptable and how they should be presented; 3) Notes: an entity is not required to present the notes to the financial statements in a particular order, and management should tailor the structure of their notes to their circumstances and the needs of their users; 4) Accounting policies: how to identify a significant accounting policy that should be disclosed; 5) Other comprehensive income from equity accounted investments: other comprehensive income of associates and joint ventures should be separated into the share of items that will subsequently be reclassified to profit or loss and those that will not. These amendments will be effective for annual periods beginning on or after 1 January 2016.

•

IFRS 9, “Financial instruments”. IFRS 9 (2014), “Financial instruments” replaces the whole of IAS 39. IFRS 9 has three financial asset classification categories for investments in debt instruments: amortised cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss. Classification is driven by the entity’s business model for managing the debt instruments and their contractual cash flow characteristics. Investments in equity instruments are always measured at fair value. However, management can make an irrevocable election to present changes in fair value in OCI, provided the instrument is not held for trading. If the equity instrument is held for trading, changes in fair value are presented in profit or loss. For financial liabilities there are two classification categories: amortised cost and fair value through profit or loss. Where non-derivative financial liabilities are designated at fair value through profit or loss, the changes in the fair value due to changes in the liability’s own credit risk are recognised in OCI, unless such changes in fair value would create an accounting mismatch in profit or loss, in which case, all fair value movements are recognised in profit or loss. There is no subsequent recycling of the amounts in OCI to profit or loss. For financial liabilities held for trading (including derivative financial liabilities), all changes in fair value are presented in profit or loss. IFRS 9 introduces a new model for the recognition of impairment losses - the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 contains a ‘three stage’ approach, which is based on the change in credit quality of financial assets since initial recognition. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS39. This standard will be effective for annual periods beginning on or after 1 January 2018.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.2	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2015 but are not effective for IFRS financial statements for the year ended 31 December 2015(continued):

•

IFRS 15 “Revenue from Contracts with Customers”. IFRS 15 establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognize through a 5-step approach: (1) Identify the contract(s) with customer; (2) Identify separate performance obligations in a contract (3) Determine the transaction price (4) Allocate transaction price to performance obligations and (5) recognize revenue when performance obligation is satisfied. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. It moves away from a revenue recognition model based on an ‘earnings processes to an ‘asset-liability’ approach based on transfer of control. IFRS 15 provides specific guidance on capitalization of contract cost and license arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 replaces the previous revenue standards: IAS 18 Revenue and IAS 11 Construction Contracts, and the related Interpretations on revenue recognition: IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue- Barter Transactions Involving Advertising Services. This standard will be effective for annual periods beginning on or after 1 January 2018.

•

IFRS16 “Leases”. IFRS 16 provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognize lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. The lessors accounting stays almost the same as under IAS 17. However, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. This standard will be effective for annual periods beginning on or after 1 January 2019.

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

The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognise the resulting gain or loss, if any, in profit or loss.

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

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

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

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

In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

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

Fixed assets are initially recorded at historical cost with the balance subsequently adjusted for depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs).

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

Note a:

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of land use rights from operation lease( details contained in Note 35(b)); and the initial period of land use right acquired (Note 2.8), on which these assets are located.

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group is able to apply and renew the respective leases of the land use right acquired for periods of more than 50 years with additional consideration to be paid. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder (Note 35(b)), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors consider the current estimated useful lives of those assets to be reasonable.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other income and other gains/(losses) - net”, included in the comprehensive income statement.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10	Impairment of investment in subsidiaries, associates and non-financial assets other than goodwill

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

Assets that subjected to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Regular way purchases and sales of financial assets are recognised on the trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Available-for-sale financial assets are subsequently carried at fair value, except for those investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which shall be measured at cost. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the comprehensive income statement as “other income and other gains/(losses) - net”.

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

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. The cost of materials and supplies may not be recoverable if they are damaged, if they have become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realisable value, which is the estimated selling price less applicable variable expenses.

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in PRC where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, and associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognised.

Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, and associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

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

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and unemployment. The Group also pays contribution to defined contribution schemes operated by Guangzhou Railway Group for employee supplementary pension benefit. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

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

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating sales within the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25	Revenue recognition (CONTINUED)

The Group recognizes revenue when the services are rendered and the amount of revenue can be reliable measured, future economic benefits will probably flow to the entity with reasonably certainty, and specific criteria have been met for each of the Group’s activities as described below. The recognition also involves use of estimates exercised by management based on historical results, takes into consideration the different type of customers, transactions and the specifics of each arrangement.

(a)	Revenue from railroad and related business

Revenue from passenger transportation

The passenger transportation is generally classified by transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided in cooperation with other railway companies in PRC and the corresponding revenue information is captured and processed by CRC through a central clearance system.

Revenues are recognized on a monthly basis when the train transportation services are rendered within the month, i.e. upon the passenger tickets with fixed prices and dates of travel, which are non-refundable and non-reschedulable, are sold and the respective trains have reached the prescribed destinations within that particular month; as well as upon approval and notification is made by CRC on a monthly basis (the “CRC Monthly Statement”) for transactions completed within that month and when the amounts of revenue can be reliably measured and collectability is certain. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

Revenue from freight transportation

The Group also operates with other railway companies in PRC for the provision of freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CRC on a monthly basis. Revenue from outbound and inbound freight transportation with ports of loading and discharge located at railway lines owned and operated by the Group; pass-through transportation with freight trains passing through railway lines owned and operated by the Group; as well as goods loading and discharge services rendered at ports located at railway lines owned by the Group, are recognized, on a monthly basis, when the goods are delivered to the ports of discharge within a month, or when the loading/discharge services are rendered, and when the amounts are approved and notified in the CRC Monthly Statement, upon which the amounts can be reliably measured and collectability is certain.

The revenues are presented at the gross amounts of the attributable freight charges computed from the standard freight charges imposed by CRC.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25	Revenue recognition (continued)

(a)	Revenue from railroad and related business (continued)

Revenue from railway network usage and other transportation related services

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenary service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in PRC. The information relating to network usage service is captured and processed by the central clearance system of CRC. The revenue from network usage services are recognized on a monthly basis, when the services are rendered within that month and revenue can be reliably measured, i.e. upon approval and notification made in the CRC Monthly Statement, for the transactions completed within that month, when the respective revenue amounts can be reliably measured and when collectability is certain. Railway operation services and other services are rendered solely by the Group and they are recognized when the services are rendered and revenue can be reliably measured. All proceeds are collected by the Group directly.

The operations of the railway business of the Group form part of the nationwide railway system in PRC and they are supervised and governed by CRC. The Group render the passenger transportation and freight transportation services in cooperation with other railway companies and the related service fees and charges are collected either by the Group itself or by other railway companies. In addition, the Group also receives service fees and charges for on behalf of other railway companies. The respective fares and charges of the services, fee sharing basis, and processing of the respective revenue sharing among different railway companies are done centrally by a central clearance system operated by CRC. The Group records revenues based on the amounts of attributable revenue approved and notified in the CRC Monthly Statement for services undertaken by the Group completed within the specific month, upon then the revenues can be reliably measured and collectability is certain. The respective share of revenues, in excess of amount collected by the Group itself, are credited by CRC to bank accounts maintained by the Group. In the case that the attributable amount is less than the amount collected by the Group, the Group remits the surplus to CRC.

(b)	Revenue from other businesses

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognized when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers. Revenue from operating lease arrangements on certain properties and locomotives is recognized on a straight-line basis over the period of the respective leases.

The subsidiaries of the Group also offer various insignificant auxiliary services to facilitate the Other Businesses undertaken by the Company.

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

Dividend distribution to the shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the shareholders.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factor

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk), credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a)	Market risk

(i)	Foreign currency risk

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

The following table shows the Group’s foreign currency denominated monetary assets and liabilities (in RMB equivalent):

Monetary assets and liabilities	Currency denomination	As at 31 December
		2014	2015
		(RMB’000)	(RMB’000)
Cash and cash equivalents	HKD	62,093	72,140
Other receivables	HKD	93	71

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2015, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB2,708,000 (2014: RMB2,332,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.71% (2013: 2.87% and 2014: 2.59%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

As at 31 December 2015 and 2014, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from bank balances, trade and other receivables (excluding prepayments) and long-term receivable.

The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows:

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Trade receivables
Due from CRC together with its subsidiaries (“CRC Group”)	628,576	885,472
Due from related parties	736,737	804,845
Due from third parties	585,572	499,946

	1,950,885	2,190,263

Other receivables excluding prepayments
Due from CRC Group	8,904	6,378
Due from related parties	1,076	6,953
Due from third parties	86,034	69,536

	96,014	82,867

Long-term receivable
Due from a third party	30,197	30,804

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

	As at December 31, 2014 RMB’000	As at December 31, 2015 RMB’000
Cash at bank and short-term deposits
Placed in listed banks in the PRC	1,769,023	2,326,757
Placed in unlisted banks in the PRC	—	—

	1,769,023	2,326,757

Cash and short term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions.

There were no other financial assets carrying a significant exposure to credit risk.

None of the financial assets that are fully performing has been renegotiated in the current year.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(c)	Liquidity risk (continued)

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	RMB’000	RMB’000	RMB’000
At 31 December 2015
Trade and other payables excluding tax payables, employee benefits payables and advances	2,136,570	—	—
Dividends payable	14,318	—	—
Payables for fixed assets and construction-in-progress	1,425,998	—	—

At 31 December 2014
Trade and other payables excluding tax payables, employee benefits payables and advances	1,942,431	—	—
Dividends payable	548	—	—
Payables for fixed assets and construction-in-progress	1,094,814	—	—

3.2	Capital risk management

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

As at December 2015 and 2014, the Group did not have borrowings and bonds. The directors are of the opinion that the Group’s capital risk is low.

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

As at 31 December 2015, the Group did not have any financial instruments that were measured at fair value.

As at 31 December 2015, the fair values of other financial instruments approximated their carrying values.

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

(a)	Depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the following: (1) the historical usage of the assets; (2) their expected physical wear and tear; (3) results of recent durability assessment performed; (4) technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets; (5) the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.6 and 36(b)); (6) the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets. The useful lives and residual values for the year have been reviewed by the directors and no change was made in current year.

The current estimated useful lives are stated in Note 2.6. If the estimated depreciable lives of tracks, bridges and service roads had been extended/shortened by 10%, the depreciation expenses of fixed assets for the year ended 31 December 2015 would have been decreased/increased by approximately RMB19,362,000 and RMB23,665,000 respectively (2013: RMB18,502,000 and RMB22,613,000 respectively; 2014: RMB19,149,000 and RMB23,404,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(b)	Impairment assessment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 9).

(c)	Impairment assessment of non-financial assets (other than goodwill)

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

(d)	Impairment of receivables

The Group makes provision for impairment of receivables based on an assessment of the recoverability of trade and other receivables with reference to the extent and duration that the amount will be recovered. Provisions are applied where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment requires the use of judgment and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying amount of trade and other receivables and the impairment charge in the period in which such estimate has been changed.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from the railroad and related business (details described in Note 2.25 conducted by the Company (“the Railway Transportation Business”). Other segments include insignificant auxiliary services offered by certain subsidiaries of the Group. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for 2013, 2014 and 2015 are as follows:

	The Railway Transportation Business			Others			Elimination			Total
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
- Railroad and Related Business	14,696,255	13,783,208	14,633,738	—	—	—	—	—	—	14,696,255	13,783,208	14,633,738
- Other Businesses	664,635	586,564	672,455	—	—	—	—	—	—	664,635	586,564	672,455
- Others	—	—	—	464,827	473,204	458,944	(25,040)	(42,195)	(39,828)	439,787	431,009	419,116

Total revenue	15,360,890	14,369,772	15,306,193	464,827	473,204	458,944	(25,040)	(42,195)	(39,828)	15,800,677	14,800,781	15,725,309

Segment result	1,706,027	869,701	1,487,249	(5,011)	13,394	(28,549)	737	(2,462)	(6,862)	1,701,753	880,633	1,451,838

Finance costs	191,501	180,208	4,448	185	165	160	—	—	—	191,686	180,373	4,608
Share of results of associates	5,228	5,048	2,499	—	—	—	—	—	—	5,228	5,048	2,499
Depreciation	1,409,325	1,423,023	1,404,439	4,687	6,251	7,303	—	—	—	1,414,012	1,429,274	1,411,742
Amortisation of leasehold land payments	15,001	18,245	17,950	920	919	10,463	—	—	—	15,921	19,164	28,413
Amortisation of long-term prepaid expenses	12,697	13,610	13,842	201	321	337	—	—	—	12,898	13,931	14,179
Impairment of fixed assets	—	—	80,393	—	—	—	—	—	—	—	—	80,393
Impairment of construction-inprogress	—	—	2,434	—	—	—	—	—	—	—	—	2,434
Investment loss	—	—	—	—	—	45,073	—	—	—	—	—	45,073
Impairment of materials and supplies	—	—	64,096	—	—	—	—	—	—	—	—	64,096
Provision for/(reversal of) impairment of receivables	(5,788)	1,150	(4,449)	(49)	—	(10)	—	—	—	(5,837)	1,150	(4,459)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2013, 2014 and 2015 is as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	1,706,027	869,701	1,487,249	(5,011)	13,394	(28,549)	737	(2,462)	(6,862)	1,701,753	880,633	1,451,838
Income tax expense	(426,445)	(214,389)	(372,142)	(4,225)	(5,118)	(16,388)	—	—	—	(430,670)	(219,507)	(388,530)

Profit/(loss) for the year	1,279,582	655,312	1,115,107	(9,236)	8,276	(44,937)	737	(2,462)	(6,862)	1,271,083	661,126	1,063,308

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Railway Transportation Business			All other segments			Elimination			Total
	2013	2014	2015	2013	2014	2015	2013	2014	2015	2013	2014	2015
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	33,183,049	30,498,118	31,554,271	221,612	234,430	595,173	(172,672)	(195,885)	(206,172)	33,231,989	30,536,663	31,943,272

Total segment assets include:
Investment in associates	142,054	147,102	168,711	—	—	—	—	—	—	142,054	147,102	168,711
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,399,997	1,376,436	1,625,915	16,900	3,302	363,926	—	—	—	1,416,897	1,379,738	1,989,841

Total segment liabilities	6,544,338	3,770,778	4,066,001	105,449	121,647	578,754	(112,163)	(142,222)	(145,745)	6,537,624	3,750,203	4,499,010

Revenues of approximately RMB2,508,916,000 (2013: RMB1,723,972,000 and 2014: RMB1,958,375,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET

	Buildings RMB’000	Tracks, bridges and service roads RMB’000	Locomotives and rolling stock RMB’000	Communications and signalling systems RMB’000	Other machinery and equipment RMB’000	Total RMB’000
At 1 January 2014
Cost	6,186,344	15,114,616	7,486,484	1,711,693	5,579,411	36,078,548
Accumulated depreciation	(1,818,560)	(2,571,144)	(3,048,188)	(1,097,795)	(3,237,435)	(11,773,122)
Impairment	—	—	—	—	(2,773)	(2,773)

Net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653

Year ended 31 December 2014
Opening net book amount	4,367,784	12,543,472	4,438,296	613,898	2,339,203	24,302,653
Additions due to business combination	114,062	26,948	—	64	10,972	152,046
Other additions	7,513	—	69,937	14,284	131,860	223,594
Transfer from construction-in-progress (Note 7)	418,963	482,166	14,282	25,016	169,509	1,109,936
Reclassifications	323	—	—	(189)	(134)	—
Disposals	(1,013)	(175,756)	(103)	(1,346)	(1,527)	(179,745)
Depreciation charges	(250,291)	(212,208)	(442,015)	(155,389)	(369,371)	(1,429,274)

Closing net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210

At 31 December 2014
Cost	6,723,551	15,433,890	7,568,098	1,712,493	5,810,040	37,248,072
Accumulated depreciation	(2,066,210)	(2,769,268)	(3,487,701)	(1,216,155)	(3,528,366)	(13,067,700)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210

Year ended 31 December 2015
Opening net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210
Additions due to business combination	22,550	1,346	—	—	599	24,495
Other additions	8,991	—	488,335	11,845	113,443	622,614
Transfer from construction-in-progress (Note 7)	241,860	234,030	38,470	90,469	218,690	823,519
Reclassifications	616	—	—	—	(616)	—
Impairment (a)	—	—	(80,393)	—	—	(80,393)
Disposals	(5,187)	(48,341)	(26,408)	(293)	(3,715)	(83,944)
Depreciation charges	(273,380)	(217,204)	(431,070)	(132,392)	(357,696)	(1,411,742)

Closing net book amount	4,652,791	12,634,453	4,069,331	465,967	2,251,217	24,073,759

At 31 December 2015
Cost	6,989,242	15,615,264	7,657,021	1,807,311	6,022,269	38,091,107
Accumulated depreciation	(2,336,451)	(2,980,811)	(3,587,690)	(1,341,344)	(3,769,890)	(14,016,186)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,652,791	12,634,453	4,069,331	465,967	2,251,217	24,073,759

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET (CONTINUED)

(a)	In June 2015, the management of the Company made an impairment loss of approximately RMB80,393,000 against the carrying amounts of certain locomotives, which had ceased to be deployed for commercial operations due to technological changes and developments. The impairment loss reflects the portion of their carrying amounts in excess of their assessed recoverable amounts. As at 31 December 2015, the locomotives were disposed and approximately RMB10,000 has been recognised in “other income and other gains/(losses)-net”.

(b)	As at 31 December 2015, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,753,314,000 (2014: RMB1,921,120,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

(c)	As at 31 December 2015, fixed assets of the Group with an aggregate net book value of approximately RMB100,888,000 (2014: RMB85,941,000) had been fully depreciated but they were still in use.

7	CONSTRUCTION-IN-PROGRESS

	2014	2015
	RMB’000	RMB’000
At 1 January	543,350	401,434
Additions due to business combination	1,665	—
Other additions	995,931	994,092
Transfer to fixed assets (Note 6)	(1,109,936)	(823,519)
Transfer to leasehold land	(29,576)	—
Impairment	—	(2,434)

At 31 December	401,434	569,573

Construction-in-progress as at 31 December 2015 mainly was improvement projects for road existing railway equipment in the PRC.

For the year ended 31 December 2015, no interest expense (2014: Nil) had been capitalised in the construction-in-progress balance as the impact of interest capitalisation was not material.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

8	LEASEHOLD LAND PAYMENTS

The Group’s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analysed as follows:

RMB’000
At 1 January 2014
Cost	935,572
Accumulated amortisation	(277,979)

Net book amount	657,593

Year ended 31 December 2014
Opening net book amount	657,593
Additions	29,576
Amortisation charges	(19,164)

Closing net book amount	668,005

At 31 December 2014
Cost	965,148
Accumulated amortisation	(297,143)

Net book amount	668,005

Year ended 31 December 2015
Opening net book amount	668,005
Addition due to business combination	308,934
Amortisation charges	(28,413)

Closing net book amount	948,526

At 31 December 2015
Cost	1,274,082
Accumulated amortisation	(325,556)

Net book amount	948,526

As at 31 December 2015, land use right certificates of certain parcels of land of the Group with an aggregate carrying value of approximately RMB236,522,000 (2014: RMB228,630,000) had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

The remaining lease period of leasehold land as at 31 December 2015 was as follows:

	2015	2014
	RMB’000	RMB’000
Lease of between 10 to 50 years	948,526	668,005

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL

RMB’000
Year ended 31 December 2014 and 2015
Opening net book amount	281,255
Additions	—
Impairment	—

Closing net book amount	281,255

At 31 December 2014 and 2015
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

As at 31 December 2015 and 2014, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve the operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s remaining railway business (collectively the “Combined Railway Business”) represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. As a result, the goodwill balance has been allocated to the CGU comprising the Combined Railway Business.

The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL (CONTINUED)

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2014	2015
Gross margin	24.64%	18.02%
Growth rate	2%	2%
Discount rate	12.44%	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at 31 December 2015, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at 31 December 2015, the Group would have no impairment recognised against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2015:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the group (%)	Proportion of equity interests held by non-controlling interests (%)
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in PRC	51%	51%	49%
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in PRC	100%	100%	—
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—
Shenzhen Nantie Construction Supervision Company Limited	China, limited liability company	Supervision of construction projects in PRC	67.46%	76.66%	23.34%
Shenzhen Railway Property Management Company Limited	China, limited liability company	Property management in PRC	—	100%	—
Shenzhen Shenhuasheng Storage and Transportation Company Limited	China, limited liability company	Warehousing, freight transport and packing agency services	41.50%	100%	—
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in PRC	—	100%	—
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in PRC	100%	100%	—

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES (CONTINUED)

The following is a list of the principal subsidiaries at 31 December 2015 (continued):

Name of the entity	Place of incorporation and kind of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the group (%)	Proportion of equity interests held by non-controlling interests (%)
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in PRC	100%	100%	—
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) (a)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services	44.72%	44.72%	55.28%

In 2015, Shenzhen Guangshen Railway Travel Service Ltd. (“Guangshen Tielv”), a 100% owned subsidiary of the Company was liquidated. The comprehensive income statement of Guangshen Tielv are continuously be consolidated in 2015.

As at 31 December 2015, the non-wholly owned subsidiaries is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed.

(a)	In 2015, the Company acquired additional 17.74% equity interest of a then associate, Zengcheng Lihua, with a cash consideration of RMB 4,704,000. Upon completion of the acquisition, the Company began to hold 44.72% equity interests in Zengcheng Lihua in aggregate. According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of individual holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act as concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control power over the board on the substantial financial and operating decisions of Zengcheng Lihua. On 12 February 2015, the company obtained control of Zengcheng Lihua and began to consolidate the financial statements of Zengcheng Lihua from then onwards.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES

As at 31 December 2015, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)	2 May 1995	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company (“Shentu”)	1 March 1984	49%	RMB64,000,000	Construction of railroad properties

All the above associates are limited liability companies and they are unlisted companies. There are no significant contingent liabilities relating to the Group’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES (CONTINUED)

Set out below are the summarised financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Summarised balance sheets

	Tiecheng		Shentu
	2015 RMB’000	2014 RMB’000	2015 RMB’000	2014 RMB’000
Current assets	71,947	58,149	871,300	772,956
Non-current assets	346,761	352,300	7,734	9,291

Total assets	418,708	410,449	879,034	782,247

Current liabilities	211,121	207,378	742,313	685,109

Total liabilities	211,121	207,378	742,313	685,109

Equity	207,587	203,071	136,721	97,138

Share of net assets	101,718	99,505	66,993	47,597

Carrying amount of interest in associates	101,718	99,505	66,993	47,597

Reconciliation of the summarised financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng		Shentu		Total
Summarised financial information	2015 RMB’000	2014 RMB’000	2015 RMB’000	2014 RMB’000	2015 RMB’000	2014 RMB’000
Opening net assets	203,071	197,975	97,138	91,932	300,209	289,907
Profit for the year	4,516	5,096	583	5,206	5,099	10,302
Increase in paid-in capital	—	—	39,000	—	39,000	—

Closing net assets	207,587	203,071	136,721	97,138	344,308	300,209

Percentage of ownership interest	49%	49%	49%	49%	49%	49%

Carrying value	101,718	99,505	66,993	47,597	168,711	147,102

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES)

	2015 RMB’000	2014 RMB’000
Deferred tax assets	113,418	88,906
Less: Offsetting of deferred tax liabilities	(20,169)	(21,322)

Deferred tax assets (net)	93,249	67,584

Deferred tax liabilities	(91,545)	(21,322)
Less: Offsetting of deferred tax assets	20,169	21,322

Deferred tax liabilities(net)	(71,376)	—

	21,873	67,584

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Deferred tax assets:
-Deferred tax assets to be recovered after more than 12 months	84,497	112,511
-Deferred tax assets to be recovered within 12 months	4,409	907

	88,906	113,418

Deferred tax liabilities:
-Deferred tax liabilities to be recovered after more than 12 months	(19,976)	(88,325)
-Deferred tax liabilities to be recovered within 12 months	(1,346)	(3,220)

	(21,322)	(91,545)

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At 1 January 2014 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At 31 December 2014 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At 31 December 2015 RMB’000
Deferred tax assets:
Impairment provision for receivables	19,285	288	19,573	(11,745)	7,828
Impairment provision for fixed assets and construction-in-progress	2,533	(403)	2,130	609	2,739
Impairment provision for interests in associates	7,422	—	7,422	(7,422)	—
Impairment provision for materials and supplies	4,511	—	4,511	7,326	11,837
Difference in accounting base and tax base of the government grants	21,271	(284)	20,987	3,965	24,952
Difference in accounting base and tax base of employee benefits obligations	54,622	(20,738)	33,884	1,323	35,207
Loss on disposal of fixed assets	2,915	(2,566)	349	30,456	30,805
Other	50	—	50	—	50

	112,609	(23,703)	88,906	24,512	113,418

	At 1 January 2014 RMB’000	Credited/ (Charged) to the comprehensive income statement RMB’000	At 31 December 2014 RMB’000	Business combination RMB’000	Credited/ (Charged) to the comprehensive income statement RMB’000	At 31 December 2015 RMB’000
Deferred tax liabilities:
Difference in accounting base and tax base in recognition of fixed assets	11,031	(166)	10,865	—	(1,258)	9,607
Difference in accounting base and tax base in recognition of intangible assets	—	—	—	73,661	(2,285)	71,376
Others	10,351	106	10,457	—	105	10,562

	21,382	(60)	21,322	73,661	(3,438)	91,545

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB75,926,000 (2014: RMB62,368,000) that can be carried forward against future taxable income as follows:

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Tax losses can be carried forward (Note a)	49,379	63,452
Deductible temporary differences	12,989	12,474

	62,368	75,926

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB63,452,000 (2014: RMB49,379,000) will expire in the following years:

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
2015	1,839	—
2016	10,984	8,746
2017	15,405	15,405
2018	14,418	14,307
2019	6,733	6,516
2020	—	18,478

	49,379	63,452

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

13	LONG-TERM PREPAID EXPENSES

The movements of long-term prepaid expenses are set forth as follows:

	2014 RMB’000	2015 RMB’000
At 1 January
Cost	54,703	57,110
Accumulated amortisation	(21,175)	(35,106)

Net book amount	33,528	22,004

Year ended 31 December
Opening net book amount	33,528	22,004
Additions	2,407	6,660
Amortisation	(13,931)	(14,179)

Closing net book amount	22,004	14,485

At 31 December
Cost	57,110	63,770
Accumulated amortisation	(35,106)	(49,285)

Net book amount	22,004	14,485

14	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables RMB’000	Available- for-sale RMB’000	Total RMB’000
Assets as per consolidated balance sheet
As at 31 December 2014:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	30,197	—	30,197
Trade and other receivables excluding prepayments (Notes 18 and 19)	2,456,619	—	2,456,619
Short-term deposits (Note 20)	104,000	—	104,000
Cash and cash equivalents (Note 20)	1,665,057	—	1,665,057

Total	4,255,873	53,826	4,309,699

As at 31 December 2015:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	30,804	—	30,804
Trade and other receivables excluding prepayments (Notes 18 and 19)	3,022,923	—	3,022,923
Short-term deposits (Note 20)	106,000	—	106,000
Cash and cash equivalents (Note 20)	2,220,803	—	2,220,803

Total	5,380,530	53,826	5,434,356

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Other financial liabilities RMB’000
Liabilities as per consolidated balance sheet
As at 31 December 2014:
Trade and other payables excluding tax payables, employee benefits payables and advances (Notes 25 and 26)	1,942,431
Dividends payable	548
Payables for fixed assets and construction-in-progress	1,094,814

Total	3,037,793

As at 31 December 2015:
Trade and other payables excluding tax payables, employee benefits payables and advances (Notes 25 and 26)	2,136,570
Dividends payable	14,318
Payables for fixed assets and construction-in-progress	1,425,998

Total	3,576,886

15	AVAILABLE-FOR-SALE INVESTMENTS

	2014 RMB’000	2015 RMB’000
Beginning and the end of the year	53,826	53,826

The equity interests held by the Group in these investments are all less than 10%. No quoted market price in an active market was available for these investments and the directors of the Company are of the opinion that their fair values could not be reliably measured by alternative valuation methods. As a result, the above non-current available-for-sale investments had been carried at cost, subject to review for impairment loss. As at 31 December 2014 and 2015, no impairment provision was considered necessary by the directors.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

16	LONG-TERM RECEIVABLE

	2014 RMB’000	2015 RMB’000
Opening net book amount	29,588	30,197
Unwinding of interest accrued (Note 28)	2,609	2,607
Repayment received	(2,000)	(2,000)

Closing net book amount	30,197	30,804

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at 31 December 2015.

17	MATERIALS AND SUPPLIES

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Raw materials	167,543	156,441
Reusable rail-line track materials	147,115	93,134
Accessories	83,616	55,264
Retailing consumables	2,235	2,217

	400,509	307,056

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB1,565,648,000 (2013:RMB1,925,798,000 and 2014: RMB1,616,234,000).

As at 31 December 2015, the balance of the provision for writing down the materials and supplies to their net realizable values was approximately RMB47,348,000 (2014: RMB18,044,000). During the year, RMB64,096,000 additional provision had been made and RMB34,792,000 was written off due to the reusable rail-line track materials and accessories disposal (2014: Nil).

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
Trade receivables	2,320,408	2,894,461
Including: receivables from related parties	765,098	862,199
Less: Provision for impairment of receivables	(7,003)	(8,395)

	2,313,405	2,886,066

As at 31 December 2015, the Group’s trade receivables were all denominated in RMB (2014: RMB).

The passenger transportation services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight transportation services and other businesses but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. The aging analysis of the outstanding trade receivables is as follows:

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
Within 1 year	1,950,885	2,190,263
Over 1 year but within 2 years	324,455	547,527
Over 2 years but within 3 years	17,444	133,764
Over 3 years	27,624	22,907

	2,320,408	2,894,461

As at 31 December 2015, the Group’s trade receivables of approximately RMB695,803,000 (2014: RMB362,520,000), were past due but not impaired. These relate to a number of independent customers for whom there is no significant financial difficulty and based on past experience, the overdue amounts can be recovered. The aging analysis of these trade receivables is as follows:

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
Over 1 year but within 2 years	324,189	547,527
Over 2 year but within 3 years	17,444	133,764
Over 3 years	20,887	14,512

	362,520	695,803

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES (CONTINUED)

As at 31 December 2015, the Group’s trade receivables of approximately RMB8,395,000 (2014: RMB7,003,000), had been impaired and provided for. The amount of the provision made by the Group was approximately RMB8,395,000 as at 31 December 2015 (2014: RMB7,003,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in unexpected difficult financial conditions. The aging analysis of these receivables is as follows:

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
Over 1 year but within 2 years	266	—
Over 3 years	6,737	8,395

	7,003	8,395

Movements on the provision for impairment of trade receivables are as follows:

	2014	2015
	RMB’000	RMB’000
At 1 January	6,195	7,003
Provision for impairment loss	808	3,305
Reversal	—	(127)
Written-off	—	(1,786)

At 31 December	7,003	8,395

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
Due from third parties	141,843	134,825
Due from other related parties	47,733	7,788

	189,576	142,613

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
Other receivables	205,274	150,234
Less: Provision for impairment loss	(62,060)	(13,377)

Other receivables, net (Note (a))	143,214	136,857
Prepayments (Note (b))	46,362	5,756

	189,576	142,613

(a)	Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group.

(b)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

Movements on the provision for impairment of other receivables are as follows:

	2014	2015
	RMB’000	RMB’000
At 1 January	61,718	62,060
Provision for impairment loss	346	62
Reversal of impairment loss provision	(4)	(7,699)
Written-off	—	(28,734)
Elimination arising from business combination	—	(12,312)

At 31 December	62,060	13,377

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
RMB	189,483	142,542
HKD	93	71

	189,576	142,613

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

20	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
Cash at bank and on hand	1,213,057	1,268,803
Term deposits with initial term not more than three months	452,000	952,000

Cash and cash equivalents	1,665,057	2,220,803
Term deposits with initial term of over three months (Note a)	104,000	106,000

	1,769,057	2,326,803

Note a: The original effective interest rate of term deposits was 2.50%p.a (2014: 3.05%p.a).

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
RMB	1,706,964	2,254,663
HKD	62,093	72,140

	1,769,057	2,326,803

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

21	SHARE CAPITAL

As at 31 December 2015, the total authorised number of ordinary shares is 7,083,537,000 shares (2014: 7,083,537,000 shares) with a par value of RMB1.00 per share (2014: RMB1.00 per share). These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up (2014: same).

	As at 31 December 2013	Movement	As at 31 December 2014	Movement	As at 31 December 2015
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Authorised, issued and fully paid:
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,652,237	—	5,652,237	—	5,652,237

Total	7,083,537	—	7,083,537	—	7,083,537

22	RESERVES

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

22	RESERVES (CONTINUED)

For the year ended 31 December 2014 and 2015, the directors proposed the following appropriations to reserves of the Company:

	2014 RMB’000	2014 RMB’000	2015 Percentage	2015 RMB’000
Statutory surplus reserve	10%	66,036	10%	111,760

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

For the year 2014 and 2015, the movement of ‘Special reserve - Safety Production Fund’ of the Group is as below:

	2014 RMB’000	2015 RMB’000
Beginning of the year	—	—
Appropriation	208,250	192,860
Utilisation	(208,250)	(192,860)

End of the year	—	—

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

FOR THE YEAR ENDED 31 DECEMBER 2015

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

23	DEFERRED INCOME RELATING TO GOVERNMENT GRANTS

	2014 RMB’000	2015 RMB’000
Beginning of the year	90,404	88,771
Additions	6,330	22,563
Credited to comprehensive income statement	(7,963)	(7,349)
Including: amortisation	(3,249)	(2,529)

End of the year	88,771	103,985

24	EMPLOYEE BENEFITS OBLIGATIONS

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Employee benefits obligations	44,928	13,380
Less: current portion included in accruals and other payables (Note 26)	(44,928)	(13,380)

	—	—

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

24	EMPLOYEE BENEFITS OBLIGATIONS (CONTINUED)

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

The movement in the employee benefits obligation over the year is as follows:

	2014 RMB’000	2015 RMB’000
At 1 January	113,733	44,928
Additions	32,410	—
Amortisation of interest (Note 29)	4,594	226
Payments	(105,809)	(31,774)

At 31 December	44,928	13,380

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

25	TRADE PAYABLES

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Payables to third parties	820,622	673,641
Payables to related parties	617,822	431,650

	1,438,444	1,105,291

The aging analysis of trade payables was as follows:

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Within 1 year	1,322,771	939,640
Over 1 year but within 2 years	68,497	138,648
Over 2 years but within 3 years	23,391	9,545
Over 3 years	23,785	17,458

	1,438,444	1,105,291

26	ACCRUALS AND OTHER PAYABLES

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Due to third parties	940,704	1,064,752
Due to related parties	29,057	399,634

	969,761	1,464,386

	As at 31 December 2014 RMB’000	As at 31 December 2015 RMB’000
Payables to GEDC assumed by the business combination with Zengcheng Lihua	—	368,560
Advances received from customers	237,095	249,825
Other deposits received	204,116	232,776
Deposits received for construction projects	124,253	188,416
Salary and welfare payables	129,977	152,727
Deposits received from ticketing agencies	35,762	37,543
Other taxes payable	53,774	17,175
Housing maintenance fund	15,802	15,859
Employee benefits obligations (Note 24)	44,928	13,380
Other payables	124,054	188,125

	969,761	1,464,386

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

27	LABOUR AND BENEFITS

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Wages and salaries	3,127,540	3,414,192	3,672,234
Provision for medical, housing scheme and other employee benefits (a)	779,845	857,203	916,965
Contributions to the defined contribution scheme (b)	517,807	639,493	620,898

	4,425,192	4,910,888	5,210,097

(a)	Housing scheme

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

28	OTHER INCOME AND OTHER GAINS/(LOSSES) – NET

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Loss on disposal of fixed assets and leasehold land	(136,986)	(123,567)	(49,008)
Interest income from banks	137,958	122,020	38,145
Dividend income on available-for-sale investments	4,904	4,904	5,884
Government grants (Note 23)	5,143	7,963	7,349
Unwinding of interest accrued on long-term receivable (Note 16)	3,725	2,609	2,607
Impairment of long lived assets and investment loss (Note 5)	—	—	(127,900)
Income from compensation	—	—	1,167
Others	159	(6,791)	7,129

	14,903	7,138	(114,627)

29	FINANCE COSTS

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Interest expense	167,650	160,760	—
Bank charges	5,522	7,332	7,387
Amortisation of bonds payable	7,250	7,277	—
Amortisation of interest for employee benefit obligations (Note 24)	9,127	4,594	226
Net foreign exchange (gains)/losses	2,137	410	(3,005)

	191,686	180,373	4,608

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

30	INCOME TAX EXPENSE

In 2015, 2014 and 2013, the applicable income tax rate of the Company was 25%.

An analysis of the current year taxation charges is as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Current income tax	412,736	195,864	416,480
Deferred income tax (Note 12)	17,934	23,643	(27,950)

	430,670	219,507	388,530

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Profit before tax	1,701,753	880,633	1,451,838

Tax calculated at the statutory rate of 25% (2014 and 2013: 25%)	425,438	220,158	362,960
Effect of tax rates differentials	119	118	—
Effect of income not subject to tax	(2,533)	(2,498)	(2,096)
Effect of expenses and losses not deductible for tax purposes	3,969	451	13,188
Reversal of deferred tax assets for the impairment loss of investments in associates and other receivable recognized in prior years	—	—	10,500
Tax losses for which no deferred tax asset was recognized in prior years	4,010	1,683	4,619
Utilisation of previously unrecognized tax losses	(333)	(405)	(641)

Income tax expense	430,670	219,507	388,530

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

31	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB1,070,822,000 (2013 and 2014: RMB1,273,841,000 and RMB662,021,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2013 and 2014: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2015. The calculation of earnings per equivalent ADS is based on the net profit for the year attributable to equity holders, divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2013 and 2014: 141,670,740 ADSs).

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Profit attributable to owners of the company	1,273,841	662,021	1,070,822

Weighted average number of ordinary shares in issue	7,083,537	7,083,537	7,083,537

Weighted average equivalent ADSs	141,670	141,670	141,670

Basic and diluted earnings per share	RMB0.18	RMB0.09	RMB0.15

Basic and diluted earnings per equivalent ADS	RMB8.99	RMB4.67	RMB7.56

32	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2013, 2014 and 2015 were, RMB566,683,000 (RMB0.08 per share), RMB566,683,000 (RMB0.08 per share) and RMB354,177,000 (RMB0.05 per share) respectively.

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Final, proposed, of RMB0.08 (2013: RMB0.08 2014: RMB0.05) per ordinary share	566,683	354,177	566,683

At the meeting of the directors held on 29 March 2016, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2015, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the financial statements as at 31 December 2015.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

33	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit before income tax to cash generated from operations:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Profit before income tax:	1,701,753	880,633	1,451,838
Adjustments for:
Depreciation of fixed assets (Note 6)	1,414,012	1,429,274	1,411,742
Impairment of long lived assets and investment loss	—	—	127,900
Impairment of materials and supplies (Note 17)	—	—	64,096
Amortisation of leasehold land payments (Note 8)	15,921	19,164	28,413
Loss on disposal of fixed assets and leasehold land (Note 28)	136,986	123,567	49,008
Amortisation of long-term prepaid expenses (Note 13)	12,898	13,931	14,179
Amortisation of interest for employee benefit obligations (Note 24)	9,127	4,594	226
Share of results of associates (Note 11)	(5,228)	(5,048)	(2,499)
Dividends income on available-for-sale investments (Note 28)	(4,904)	(4,904)	(5,884)
Investment income from liquidation of a subsidiary	—	(39)	—
Provision for/(reversal of) impairment of receivables	(5,837)	1,150	(4,459)
Write-off of long outstanding of payables	(295)	—	—
Amortisation of bonds payable	7,250	7,277	—
Amortisation of government grants related to property, plant and equipment (Note 23)	(3,107)	(3,249)	(2,529)
Interest expense	167,650	160,760	—
Interest income	(129,711)	(90,112)	(5,502)

Operating profit before working capital changes	3,316,515	2,536,998	3,126,529
Increase in trade receivables	(550,421)	(752,684)	(553,980)
Decrease in materials and supplies	70,264	44,909	34,843
Decrease/(increase) in prepayments and other receivables	(94,178)	15,083	83,553
Decrease in long-term receivable	5,000	2,000	2,000
Increase/(decrease) in trade payables	(282,972)	514,289	(270,151)
Decrease in employee benefit obligations	(105,992)	(7,909)	—
Increase in accrued and other payables	64,870	68,520	97,585

Cash generated from operations	2,423,086	2,421,206	2,520,379

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

33	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets and leasehold land comprise:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Net book amount (Note 6)	249,072	179,745	83,944
Receivable arising from disposal of fixed assets and leasehold land	(12,334)	(2,089)	(21,627)
Transfer to inventories	(24,502)	(53,381)	(5,488)
Loss on disposal of fixed assets and leasehold land	(136,986)	(123,567)	(49,008)

Proceeds from disposal of fixed assets and leasehold land	75,250	708	7,821

(c)	No non-cash investing or financing activities incurred in the year ended 31 December 2015 (2013 and 2014: Nil).

34	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

35	COMMITMENTS

(a)	Capital commitments

As at 31 December 2014 and 2015, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As at 31 December 2014	As at 31 December 2015
	RMB’000	RMB’000
Authorised but not contracted for	1,309,633	1,967,894

Contracted but not provided for	146,979	304,199

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company, which would be financed by self-generated operating cash flow.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

35	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2015, the related lease rental paid and payable was approximately RMB55,090,000 (2013 and 2014: RMB56,000,000 and RMB53,962,000).

36	RELATED PARTY TRANSACTIONS

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangmeishan Railway Company Limited	Subsidiary of the single largest shareholder
GEDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of the single largest shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Yuehai Railway Company Limited	Subsidiary of the single largest shareholder
Shichang Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of the single largest shareholder
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yangcheng Living Service Centre	Subsidiary of the single largest shareholder
Pajiangkou Stone Pit of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Lechang Anjie Railway Sleeper Company Limited	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Ganshao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Economic Technology Development Corporation	Subsidiary of the single largest shareholder
Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder
Associates of the Group
Tiecheng	Associate of the Group
Shentu	Associate of the Group

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	367,745	424,743	751,956
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,255,572	1,153,630	1,180,852
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	76,480	359,740	550,168

	1,699,797	1,938,113	2,482,976

Other businesses
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	24,174	22,579	25,940

Services received and purchase made
Railroad and Related Business
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	665,189	633,382	888,903
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,564,499	1,436,711	1,406,962
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 35 (b))	56,000	53,962	55,090

	2,285,688	2,124,055	2,350,955

Other businesses
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	67,990	12,430	16,080
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	346,831	295,283	489,038
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v)	666,771	560,034	384,262
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi)	229,999	280,983	226,089
Others	12,889	8,729	—

	1,324,480	1,157,459	1,115,469

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.

(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(vi)	Based on construction amount determined under national railway engineering guidelines.

(d)	Key management compensation

The compensation paid or payable to key management for employee services is shown in Note 27(c).

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at 31 December 2015 and 2014, the Group had the following material balances maintained with related parties:

	2014	2015
	RMB’000	RMB’000
Trade receivables	765,098	862,199
- Guangzhou Railway Group (i)	260,554	96,314
- Subsidiaries of Guangzhou Railway Group (i)	504,544	765,885

Prepayments and other receivables	47,733	7,788
- Guangzhou Railway Group	5,399	6,011
- Subsidiaries of Guangzhou Railway Group	37,560	1,777
- Associates(v)	17,086	—
Less: impairment provision (v)	(12,312)	—

Prepayments for fixed assets and construction-in-progress	1,092	1,092
- Guangzhou Railway Group	1,092	1,092

Trade payables	617,822	431,650
- Guangzhou Railway Group (i)	119,953	24,467
- Subsidiaries of Guangzhou Railway Group (ii)	433,805	366,015
- Associates	64,064	41,168

Payables for fixed assets and construction-in-progress	208,955	185,339
- Guangzhou Railway Group	12,610	18,829
- Subsidiaries of Guangzhou Railway Group	159,381	128,871
- Associates	36,964	37,639

Accruals and other payables	29,057	399,634
- Guangzhou Railway Group	4,133	1,891
- Subsidiaries of Guangzhou Railway Group (iii)	20,600	396,590
- Associates (iv)	4,324	1,153

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

36	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at 31 December 2015 and 2014, the Group had the following material balances maintained with related parties (continued):

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)	The trade payables due to subsidiaries of Guangzhou Railway Group mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

(v)	In 2015, the Company has consolidated Zengcheng Lihua and nil balance was shown in 2015.

As at 31 December 2014 and 2015, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

37	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. According to the Approval, the administrative function of MOR will be transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions and all related assets, liabilities and human resources will be transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously will be transferred to the CRC. Once the transfer is completed, the controlling entity of the Company’s largest shareholder will become CRC. In the current year, although the transfer has not been completed, the transactions between the Group and CRC together with the subsidiaries which were wholly controlled by MOR previously are disclosed considering the requirements of the accounting standards. In order to facilitate user’s comprehensive understanding of the Company’s business transactions, the Company discloses these transactions with CRC Group for 2013, 2014 and 2015. Unless otherwise specified, the transactions disclosed below have excluded the transactions with Guangzhou Railway Group and its subsidiaries disclosed in Note 36.

The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues which were executed by CRC previously had been transferred to CRC. As at 31 December 2015, the cooperation mode and pricing model had not been subject to any material changes.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

37	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(a)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group:

	2013 RMB’000	2014 RMB’000	2015 RMB’000
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to CRC Group (i)	30,450	5,229	36,515
Revenue collected by CRC for services provided to CRC Group (ii)	2,070,966	1,706,558	1,752,666
Revenue from railway operation service provided to CRC Group (iii)	968,477	950,966	1,421,995

	3,069,893	2,662,753	3,211,176

Other businesses
Provision of repairing services for cargo trucks to CRC Group (ii)	286,265	259,470	284,348
Sales of materials and supplies to CRC Group (iv)	65,897	43,239	38,395
Provision of apartment leasing services to CRC Group (iv)	780	732	762

	352,942	303,441	323,505

Services received and purchases made
Railroad and Related Business
Provision of train transportation services by CRC Group (i)	264,372	292,866	277,138
Cost settled by CRC for services provided by CRC Group (ii)	1,457,451	1,265,873	1,365,352

	1,721,823	1,558,739	1,642,490

Other businesses
Provision of repair and maintenance services by CRC Group (iv)	68,963	28,531	2,813
Purchase of materials and supplies from CRC Group (v)	131,061	9,317	33,591
Provision of construction services by CRC Group (vi)	—	—	13,538

	200,024	37,848	49,942

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

37	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(a)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group (continued):

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to full cost principle.

(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to full cost principle.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(vi)	Based on construction amounts determined under national railway engineering guidelines.

(b)	Revenue collected and settled through the CRC:

	2013 RMB’000	2014 RMB’000	2015 RMB’000
- Passenger transportation	7,740,887	6,630,629	6,642,129
- Freight transportation	871,173	920,255	1,022,025
- Luggage and parcel	100,884	148,863	86,199

	8,712,944	7,699,747	7,750,353

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2015

(All amounts expressed in Renminbi unless otherwise stated)

37	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(c)	Balances due from/to CRC Group:

	As at 31 December
	2014 RMB’000	2015 RMB’000
Due from CRC Group
- Trade receivables	643,182	897,030
- Other receivables	9,411	6,700

Due to CRC Group
- Trade payables	37,843	62,709
- Other payables	294	19,968

38	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.