Form 20-F
period 2016-12-31
GUANGSHEN RAILWAY CO LTD
filed 2017-04-26
CIK 1012139

As filed with the Securities and Exchange Commission on April 26, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Mr. Guo Xiangdong

Telephone: (86-755) 2558-8150

Email: ir@gsrc.com

Facsimile: (86-755) 2559-1480

No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Listed
American Depositary Shares, each representing 50 Class H ordinary shares Class H ordinary shares, nominal value RMB1.00 per share	New York Stock Exchange, Inc. The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2016:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000

(including 110,211,850 H shares in the form of American Depositary Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated File ☐	Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐   Yes     ☐   No

Part III		102

ITEM 17.	FINANCIAL STATEMENTS	102
ITEM 18.	FINANCIAL STATEMENTS	102
ITEM 19.	EXHIBITS	102

Forward-Looking Statements

Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of words or phrases such as “is expected to”, “will”, “is anticipated”, “plan to”, “estimate”, “believe”, “may”, “intend”, “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policy of the PRC government, changes in the Pearl River Delta economy and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics or outbreaks in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

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

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.9430 to US$1.00, the certified exchange rate for December 30, 2016 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “ITEM 3. KEY INFORMATION—A. Selected Financial Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2012 through April 20, 2017.

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

•	“China” or “PRC” means the People’s Republic of China.

•	“CEPA” means the Closer Economic Partnership Arrangement between Hong Kong and Chinese Mainland entered into on October 27, 2004, as amended.

•	“CRH” means China Railway High-Speed.

•	“CSRC” means China Securities Regulatory Commission.

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

•	“CRC Group” means CRC together with the subsidiaries transferred from MOR.

•	“EMU” means electric multiple unit, a multiple unit train consisting of self-propelled carriages.

•	“GRCL” means Guangmeishan Railway Company Limited.

•	“GRGC” means Guangzhou Railway (Group) Company, our largest shareholder.

•	“GSRC” means Guangdong Sanmao Railway Company Limited.

•	“HKSE” means the Stock Exchange of Hong Kong Limited.

•	“HKSE Listing Rules” means the Rules Governing the Listing of Securities on the HKSE.

•	“Hong Kong” means The Hong Kong Special Administrative Region of the PRC.

•	“Hong Kong dollars” or “HKD” means Hong Kong dollars, the lawful currency of Hong Kong.

•	“KCR” means Kowloon–Canton Railway.

•	“Macau” means the Macau Special Administrative Region of the PRC.

•	“MOF” means the Ministry of Finance of the PRC.

•	“MOR” means the Ministry of Railways, which was dissolved by the First Session of the 12th National People’s Congress of the PRC.

•	“MOT” means Ministry of Transport.

•	“MTR” means MTR Corporation Limited.

•	“NDRC” means the National Development and Reform Commission of the PRC.

•	“PBOC” means the People’s Bank of China.

•	“Pearl River Delta” means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

•

“Reform” means the transfer of (i) administrative functions pertaining to railway development planning and policies from the MOR to the MOT, (ii) other administrative functions previously performed by the MOR to the National Railway Administration, supervised by the MOT, and (iii) commercial functions previously performed by the MOR to the CRC, in accordance with the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council.

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

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2015 and 2016, and our Consolidated Comprehensive Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2014, 2015 and 2016 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The Selected Consolidated Balance Sheets Data as of December 31, 2012, 2013 and 2014 and our Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share/ADS data)
Income Statement Data:
Revenue from Railroad and Related Business
- Passenger transportation	7,841,091	8,058,291	6,988,288	6,997,562	7,358,851	1,059,895
- Freight transportation	1,344,113	1,603,288	1,763,679	1,761,449	1,718,260	247,481
- Railway network usage and other transportation related services	4,890,640	5,034,676	5,031,241	5,874,727	7,093,198	1,021,633

Subtotal	14,075,844	14,696,255	13,783,208	14,633,738	16,170,309	2,329,009
Revenue from other businesses	1,016,042	1,104,422	1,017,573	1,091,571	1,110,195	159,901

Total revenue	15,091,886	15,800,677	14,800,781	15,725,309	17,280,504	2,488,910
Railroad and Related business operating expenses	(12,263,021)	(12,878,816)	(12,729,828)	(13,150,405)	(14,561,793)	(2,097,334)
Other businesses operating expenses	(966,377)	(1,048,553)	(1,022,133)	(1,006,330)	(1,076,206)	(155,006)
Other (expense)/income and other (losses)/gains-net	71,815	14,903	7,138	(114,627)	(108,270)	(15,594)
Operating profit	1,934,303	1,888,211	1,055,958	1,453,947	1,534,235	220,976
Profit attributable to equity holders of the Company	1,318,938	1,273,841	662,021	1,070,822	1,158,253	166,823
Operating profit per share	0.27	0.27	0.15	0.21	0.22	0.03
Earnings per share for profit attributable to equity holders of the Company
- Basic and diluted	0.19	0.18	0.09	0.15	0.16	0.02
Dividends declared per share	0.08	0.08	0.05	0.08	0.08	0.01
Earnings per ADS for profit attributable to equity holders of the Company	9.31	8.99	4.67	7.56	8.18	1.18
Balance Sheet Data (at year end):
Working capital	3,254,818	648,201	1,011,115	1,338,889	830,610	119,633
Fixed assets-net	24,524,248	24,302,653	24,179,210	24,073,759	24,278,032	3,496,764
Leasehold land payments	528,296	657,593	668,005	948,526	1,624,859	234,028

Total assets	32,867,182	33,231,989	30,536,663	31,943,272	32,870,258	4,734, 302
Equity attributable to equity holders of the Company	25,945,190	26,650,544	26,745,843	27,462,488	28,054,058	4,040,625
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1.00 par value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	814,091
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	206,150
Cash Flow Statement Data:
Net cash generated from operating activities	2,177,673	1,883,411	1,945,576	2,259,691	1,641,238	236,387
Net cash used in investing activities	(2,160,895)	(1,572,961)	3,373,821	(1,349,235)	(1,935,702)	(278,799)
Net cash (used in) /generated from financing activities	(708,522)	(572,785)	(4,067,018)	(354,710)	(566,683)	(81,619)
Payment for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets; net of related payables	(1,836,154)	(1,376,601)	(999,633)	(1,292,273)	(1,973,897)	(284,300)
Dividends paid to the Company’s shareholders	(708,354)	(566,680)	(566,685)	(354,177)	(566,683)	(81,619)

	Year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$ (1)
	(in thousands except for per share/ADS data)
Other Data:
Railroad transportation operating income	1,812,823	1,817,439	1,053,380	1,483,333	1,608,516	231,675
Other businesses operating income	49,665	55,869	(4,560)	85,241	33,985	4,895

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.9430 to US$1.00, the certified exchange rate for December 30, 2016 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 30, 2016 or on any other date.

Exchange Rate Information

We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at US$1.00 = RMB6.9430, the certified exchange rate for December 30, 2016 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was US$1.00 = RMB 6.8800 on April 20, 2017.

The following table sets forth information for the RMB noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated:

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average(1)	Low	High
2012	6.2301	6.3043	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6400	6.4480	6.9580
October 2016	6.7735	6.7303	6.6685	6.7819
November 2016	6.8837	6.8402	6.7630	6.9195
December 2016	6.9430	6.9198	6.8830	6.9580
2017
January 2017	6.8768	6.8907	6.8360	6.9575
February 2017	6.8665	6.8694	6.8517	6.8821
March 2017	6.8832	6.8940	6.8687	6.9132
April 2017 (through April 20, 2017)	6.8800	6.8871	6.8778	6.8988

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

Dividends

At a meeting of the directors held on March 29, 2017, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2016, which is to be voted up on at our annual general meeting of shareholders scheduled on June 15, 2017.

This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2016, but instead as equity attributable to equity holders of our Company.

In accordance with our Articles of Association, dividends for our domestic shares will be paid in RMB while dividends for our H shares will be calculated in RMB and paid in Hong Kong dollars. Hong Kong dollar dividend payments will then be converted by the depositary and distributed to holders of ADSs in U.S. dollars. The exchange rate was based on the average of the closing exchange rates for RMB to Hong Kong dollars as announced by the People’s Bank of China, or the PBOC, during the calendar week preceding the date on which the dividend was declared.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business

Any recurrence of a global financial crisis or economic downturn similar to that which occurred in 2008 and early 2009 could materially and adversely affect our business, financial condition, results of operations and prospects.

The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported. Current events, including the recent potential changes in international policies of the United States and United Kingdom’s vote to exit the European Union, create a level of uncertainty for multi-national companies. In particular, we experienced successive decreased freight volume in 2014, 2015 and 2016, partially due to diminished export of PRC commodities affected by the slowdown of the global economic growth and international trade and decelerating economic growth in China, overall downward demand on the transportation market and diversion of customers away to high-speed railways for the passenger transportation business. Any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.

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

We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. In 2008, the National Development and Reform Commission of the PRC (the “NDRC”) approved the construction of a “four horizontal and four vertical” high-speed railway network to connect major populous and industry-intensive cities in China. With the establishment of the “four horizontal and four vertical” high-speed railway network and the Pearl River Delta Intercity railway network, the number of high-speed trains and intercity trains connecting the Pearl River Delta and other major mainland cities is increasing. The Guangzhou- Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013, the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014, the Guangzhou-Foshan-Zhaoqing Intercity passenger line and the new section from Changping East Station to Xiaojinkou Station of the Dongguan-Huizhou Intercity passenger line commenced operation in March 2016. As a result, the number of passengers using our Guangzhou-Shenzhen intercity train and long-distance train services has decreased. Although we commenced the operation of the Shenzhen East Station in December 2012, the Pinghu Station in September 2016 and more long-distance trains to increase our passenger transportation capacity, we may continue to experience a decrease in the number of passengers using our Guangzhou-Shenzhen intercity train and long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Competition” for additional information regarding our competition.

Any significant decrease in the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region and elsewhere in China may have a material adverse effect on our revenue and results of operations.

The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, especially Guangdong and Hong Kong, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu, H1N1 or H7N9 influenza, dengue fever, Ebola virus or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. For example, we experienced decreased freight revenue in 2016, partially due to the slowdown of China’s GDP growth, the adjustment of the economic structure in the Pearl River Delta Region, and the heightened competition in the freight transportation market, which resulted in decreased freight volume transported by rail and the decrease in the outbound freight transportation revenues. Furthermore, following China’s accession to the World Trade Organization, the policy advantages that Shenzhen currently enjoys due to its status as a special economic zone may be phased out, and its economic growth rate may not be sustained in the long run. Other coastal regions, ports and free trade zones in China may develop at a faster pace and become more competitive than Shenzhen. As a result, part of the freight currently imported or exported through ports in Hong Kong, Shenzhen or Guangzhou may be shipped through other ports in China, which may adversely affect our freight transportation business.

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

In March 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the Ministry of Railways (“MOR”) was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the Ministry of Transport (“MOT”), other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the China Railway Corporation (“CRC”) established in March 2013 (the “Reform”). In January 2014, the National Railway Bureau was established. It oversees seven regional railway supervision and administration bureaus, including the Guangzhou Railway Supervision and Administration Bureau, which supervises Guangzhou Railway (Group) Company (“GRGC”) and Nanning Railway Bureau. The Reform was completed on January 1, 2017 and as a result thereof, the actual controlling entity of our Company’s largest shareholder became the CRC. Regardless of the completion of such transfer, there may be uncertainty in the division of functions with the MOR or the entities previously controlled or owned by it in the future, and in our future relationships with the MOT, the National Railway Administration and the China Railway Corporation. Our commercial transactions may be renegotiated and the regulatory landscape may change.

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

Significant changes with respect to the PRC railway industry could adversely affect our business and results of operations

From 2005 to 2010, the PRC railway industry experienced rapid growth in terms of total investment in infrastructure construction from RMB88 billion to RMB707 billion, representing a compounded annual growth rate of 52%, according to statistics published by the MOR. However, after the occurrence of the Wenzhou Railway Accident (defined below) on July 23, 2011, the MOR reduced the investment in the construction of fixed assets for the railway industry in China from RMB744.1 billion in 2010 to RMB591.5 billion in 2011, representing an annual decrease rate of 20.5%. Although the investment in the construction of railway-related fixed assets during the 12th Five-Year Plan (from 2011 to 2015) achieved a record of RMB3.58 trillion and the newly proposed investment amount in the construction of railway-related fixed assets during the 13th Five-Year Plan (from 2016 to 2020) is approximately RMB3.5 trillion, we cannot assure you that there will not be any significant changes with regard to the actual amount the MOR will invest in the railway industry in the future. As the railway industry is heavily reliant on capital expenditures on infrastructure construction, the reduced investment in infrastructure construction may have material adverse impact on our future development and results of operations. In addition, to ensure the safe operation of high-speed railway transportation, the MOR also set speed limits on certain high-speed railways. Corresponding with the reduced speed limits, the ticket fare of the affected high-speed railways may be reduced. Although the speed limits do not affect the railways we operate, we cannot assure you that the future policies of the PRC government authorities in relation to railway speed limits will not affect us.

Changes in freight composition in our freight transportation business may adversely affect our results of operations.

Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the restructuring of these industries, the movement of labor, the upgrading of the industrial structure and a shift in the Pearl River Delta economy towards technology businesses, we may experience reduced demand for our freight transportation services. For example, some products and materials, such as advanced technological products, which tend to be compact, may be instead shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, the aggregate weight of goods we transported decreased each year from 2012 to 2015. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.

Significant increases in electricity prices could harm our business.

Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2014, 2015 and 2016, we paid approximately RMB585.8 million, RMB599.3 million and RMB599.2 million, respectively, in electricity charges. Accordingly, significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.

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

GRGC’s interests may sometimes conflict with the interests of the other shareholders. We cannot assure you that GRGC, as our single largest shareholder, will always vote its shares in a way that benefits the other shareholders of our Company. In addition to its relationship with us as our single largest shareholder, GRGC, by itself or through its affiliates, such as Yangcheng Railway Enterprise Development Company, a wholly owned subsidiary of GRGC, and Guangmeishan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services may also conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates have been conducted on open, fair and competitive commercial terms. However, we only have limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Major Suppliers and Service Providers” and “ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” for additional information regarding the services provided to us by GRGC and its subsidiaries.

We have very limited insurance coverage.

We do not maintain any insurance coverage against third party liabilities, except compulsory automobile liability insurance. Since November 1, 2015, passengers in China can voluntarily purchase accident insurance while purchasing a train ticket at RMB3.0 per person for a maximum coverage of up to RMB300,000 for an adult, or RMB100,000 for a minor, for death, injury and disability claims, and up to RMB30,000 for an adult, or RMB10,000 for a minor, for medical services and treatments, as a result of an accident. However, since we do not maintain any insurance coverage for most of our property, for business interruption or for environmental damage arising from accidents that occur in the course of our operations, we have to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our results of operations and financial condition.

We could incur significant costs for violations of applicable environmental laws and regulations.

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2016, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2016, our environmental protection-related expenses were approximately RMB 1.53 million, mainly related to the landscaping of our railroad and office areas.

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

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B Related Party Transactions” and Notes 37 and 38 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by China Railway Corporation (“CRC”) within the PRC, we work in cooperation with CRC and other railway companies controlled by the CRC for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the CRC based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by the CRC based on our own data and information, the amount of settlement is finally settled by the CRC.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2014, 2015 and 2016, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect our business and operations. For example, the cooling measures imposed by PRC government on the real estate industry since early 2011 in response to rising housing prices has resulted in our decreased transportation of construction materials, coal, iron ore, oil and steel that are largely used in that industry. On January 1, 2014, the PRC government also implemented a Pilot Scheme for the Change from Business Tax to Value-added Tax (the “Pilot Scheme”) in the railway transportation industry. Value-added tax is a tax on top of but separated from price. According to the relevant accounting standard in China and overseas, operating revenues should be recognized after deducting value-added tax. As our income and pricing scheme remained unchanged after the implementation of the Pilot Scheme, the deduction of value-added tax from our income received from the original pricing scheme resulted in our reduced operating revenues in 2014 as compared to the same period in 2013. On January 1, 2016, the NDRC delegated its power to set baseline ticket pricing standards for high speed trains to the CRC. If the CRC increases or decreases the ticket prices for trains in our operation area, our revenue from railroad businesses will be affected accordingly. For further information on the ticket pricing, see “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Pricing.” We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.

Government control of currency conversion may adversely affect our operations and financial results.

Our books and records are maintained and our financial statements are prepared and presented in RMB, which is not a freely convertible currency. All foreign exchange transactions involving RMB must be transacted through banks and other institutions authorized by the PBOC. We receive substantially all of our revenue in RMB. We need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payment of cash dividends on our H shares and equipment purchases from overseas regions. In addition, the existing foreign exchange limitations under PRC law could affect our ability to obtain foreign currencies through debt financing, or to obtain foreign currencies for capital expenditures or for distribution of cash dividends on our H shares.

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

PCAOB registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance (the “MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we may have difficulties complying with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the administrative law judge’s initial decision to the SEC. The administrative law judge’s decision does not take effect unless and until it is endorsed by the SEC.

In February 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Passenger transportation is our principal business. As of December 31, 2016, there were 253 pairs of passenger trains in our operation area according to the then train schedule, including 102 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 94 pairs of inter-city trains between Guangzhou East to Shenzhen (including 20 stand-by pairs), 8 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 138 pairs of long-distance trains (including 10 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 3 pairs of Guangzhou to Guilin North, NaningEast and Guiyang North cross-network EMU trains). We have adopted an “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed trains” or “CRHs,” every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by us and the MTR Corporation Limited (“MTR”) are one of the most important means of transportation between Guangzhou and Hong Kong. We have organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.

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

We have extended our passenger and freight transportation business to include railway operation services with the commencement of Wuhan-Guangzhou Passenger Railway Line in December 2009. As of the date of this annual report, we have provided such services to Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangzhou-Zhuhai Railway Company Limited, Xiamen-Shenzhen Railway (Guangdong) Company Limited, Ganzhou-Shaoguan Railway Company Limited, Nanning-Guangzhou Railway Company Limited, Guiyang-Guangzhou Railway Company Limited and Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited. With the successful completion and commencement of operation of a series of high-speed railways and inter-city railways in the “Pan Pearl River Delta,” our geographical coverage of railway operation service will be more extensive. We also intend to grow our business through railway operation services.

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

In 1984, to exploit the rapid growth in the Pearl River Delta, Guangshen Railway Company, our predecessor, was established pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Bureau. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, construction of the second line was completed. In 1991, Guangshen Railway Company began the construction of a semi-high-speed rail line and purchased locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 kilometers per hour. Commercial operation of the EMUs commenced in December 1994.

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

On November 30, 2013, we entered into an agreement to acquire the freight service business and related assets of China Railway Express Co., Ltd. Guangzhou Branch (“CREC”) and China Railway Container Transport Co. Ltd. Dalang Processing Station (“CRCT”), the subsidiaries of the CRC which operate freight service business. The purchase considerations for CREC and CRCT were approximately RMB102.3 million and RMB79.9 million, respectively. On the same day, control of the assets and operations of CREC and CRCT were transferred to us. The results of the operations of the above-mentioned entities have been included in our consolidated comprehensive income statement from November 30, 2013 onwards.

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

On October 26, 2016, we entered into agreements to acquire certain railway operating assets of GRGC, Guangmeishan Railway Company Limited (“GRCL”) and Guangdong Sanmao Railway Company Limited (“GSRC”). GRCL and GSRC are subsidiaries of GRGC which operates passenger and freight transport service business. The purchase prices to GRGC, GRCL and GSRC were approximately RMB28,657,000, RMB453,658,000 and RMB249,677,000, respectively. On October 26, 2016, we obtained control of the above-mentioned railway operation assets and began to consolidate the results of operations of GRGC, GRCL and GSRC in our consolidated comprehensive income statement from that date.

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

As of April 20, 2017, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

Westbound. Our line connects with the Guangzhou-Maoming rail line operated by GSRC, a company in which GRGC holds a 49.1% equity interest, which runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China. Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway commeced operation on December 26, 2014, which are connected with our line at Guangzhou Station since May 2016 by three EMUs operating between Guangzhou and Guiyang North, Guangzhou and Nanning East, and Guangzhou and Guilin North. Nanning-Guangzhou Railway is owned by Nanning-Guangzhou Railway Company Limited, a subsidiary of Nanning Railway Bureau of CRC. Guiyang-Guangzhou Railway is owned by Guiyang-Guangzhou Railway Company Limited, a subsidiary of Chengdu Railway Bureau of CRC. We provide the operational services to Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway. Our line also connects with Guangzhou-Foshan-Zhaoqing Intercity Railway, which commenced operation on March 30, 2016 and was jointly invested by Guangdong Provincial Railway Construction Investment Group Co., Ltd. and the CRC

Eastbound. Our line connects with the Guangzhou-Meizhou-Shantou rail line and Xiamen-Shenzhen rail line. Guangzhou-Meizhou-Shantou rail line is operated by GRCL, a company in which GRGC holds a 78.2% equity interest. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong. The section of Xiamen-Shenzhen rail line in Guangdong Province is owned by Xiamen-Shenzhen Railway (Guangdong) Company Limited, a subsidiary of GRGC. We provide the operational services to Xiamen-Shenzhen Railway (Guangdong) Company Limited. At Pinghu, our rail line connects with two local rail lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen—Shekou, Chiwan and Mawan, which is under renovation and expansion to add passenger transport and sea-railway cargo transport capabilities in the future—and the other, Pingyan Railway, serves Yantian port, an international deep-water port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

Capital Expenditure

Our capital expenditure includes payments for acquisition of fixed assets and construction-in-progress, and prepayments for fixed assets, net of related payables. In 2014, 2015 and 2016, our total capital expenditure were RMB999.6 million, RMB1,292.3 million and RMB1,973.9 million, respectively.

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

Business Operations

Our principal businesses are railroad passenger, transportation, freight transportation, railway network usage and other transportation-related services, which collectively generated 93.6% of our total revenue in 2016. The remaining 6.4% of our total revenue in 2016 mainly consisted of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

In 2016, affected by the unfavorable factors including the slowdown of the macro-economy, the competition in the railway passenger transportation market and a weak demand in the railway freight transportation market, our passenger and freight transportation business continued to decline, which resulted in our business stagnating. We responded with a series of measures to increase our revenue and reduce expenses. With the goal to increase our revenue, we have been exploring opportunities in the railway passenger and freight transportation markets by making arrangements to open five new pairs of cross-network EMU traveling between Guangzhou East and Chaozhou-Shantou and one pair of long-distance trains between Shenzhen and Urumqi, recommence inter-city passenger transportation business at Pinghu Railway Station, adopt railway supply-side structural reform measures, increase the frequency of southern express lines for freight transportation and continuously expand the service scope of railway operations. At the same time, we enhanced our cost controls of our general and non-production expenses. As a result of those measures, we achieved growth both in operating revenue and net profit.

In 2016, we achieved a passenger delivery volume of 84.9 million persons, representing a year-to-year decrease of 0.6%; a tonnage of outbound freight of 15.36 million tons, representing a year-to-year decrease of 9.0%; generating operating revenues of RMB17,281 million, representing a year-to-year increase of 9.9%; consolidated profits attributable to equity holders of RMB1,158 million, representing a year-to-year increase of 8.2%; and basic earnings per share of RMB0.16.

The table below summarizes our railroad and related business revenue and traffic volume for the periods indicated:

	Year ended December 31,
	2012	2013	2014	2015	2016
Passenger Transportation
Total passenger transportation revenue (RMB millions)	7,841.09	8,058.29	6,988.29	6,997.56	7,358.85
Total passengers (millions)	84.60	90.96	90.11	85.37	84.90
Total passenger-kilometers (millions)	26,788.80	27,844.65	27,953.94	25,989.28	25,479.15
Revenue per passenger-kilometer (RMB)(1)	0.29	0.29	0.25	0.27	0.29
Freight Transportation
Total freight transportation revenue (RMB millions)	1,344.11	1,603.29	1,763.68	1,761.45	1,718.26
Total freight tons (millions)	62.67	59.56	51.56	48.44	48.60
Revenue per ton (RMB)(2)	21.45	26.92	34.21	36.36	35.36
Total ton-kilometers (millions)	14,620.50	13,293.83	11,435.00	10,874.30	10,302.05
Revenue per ton-kilometer (RMB)(3)	0.09	0.12	0.15	0.16	0.17
Railway Network Usage and other transportation related services (RMB millions)	4,890.64	5,034.68	5,031.24	5,874.73	7,093.20

(1)	Revenue per passenger-kilometer is calculated by dividing total passenger transportation revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business.
(2)	Revenue per ton is calculated by dividing total freight revenue by total freight tons. Management believes that revenue per ton is a useful measure for assessing the revenue levels of our freight transportation business.
(3)	Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenue per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation is our largest business stream, accounting for 42.6% of our total revenue and 45.5% of our railroad and related business revenue in 2016. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen inter-city express trains;

•	long-distance trains; and

•	Through Trains in Hong Kong.

As of December 31, 2016, there were a total of 253 pairs of passenger trains in our operation area according to the then train schedule (each pair of trains meaning trains making one round-trip between two points), representing an increase of 14 pairs from 239 pairs as of December 31, 2015, of which:

•

102 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 94 pairs of inter-city trains between Guangzhou East to Shenzhen (including 20 stand-by pairs), and 8 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains);

•	13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains); and

•

138 pairs of long-distance trains, representing an increase of 17 pairs from 121 pairs as of December 31, 2015. Long-distance trains included long-distance passenger trains operated by us between the following departure and terminal stations:

Departure/ Terminal Station	Terminal/Departure Station

Guangzhou	Beijing West, Shanghai South, Xi’ning, Xi’an, Yantai, Chongqing North, Taizhou, Wenzhou, Dazhou, Ganzhou, Zhangjiajie, Jiujiang, Chengdu, Yueyang, Pingshi, Maoming East, Xinyi

Guangzhou East	Beijing West, Kowloon, Xiamen, Shantou, Meizhou

Shenzhen	Beijing West, Shanghai South, Urumqi, Qingdao, Nanjing, Hefei, Meizhou

Shezhen East	Chengdu East

Dongguan East	Chengdu

Shantou	Chongqing North, Wuchang, Meizhou

Huizhou	Wuchang

Zhaoqing	Wuchang, Dazhou, Chenzhou, Zhangjiajie, Kowloon

Sanya	Beijing West

Long-distance trains also included domestic long-distance trains that are operated by other operators but originate or terminate on, or pass through, our railroad.

The table below sets out passenger transportation revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total passenger transportation revenue			Total passengers			Revenue per passenger
	2014	2015	2016	2014	2015	2016	2014		2015		2016
	(RMB millions)			(millions)					(RMB)
Guangzhou-Shenzhen Trains	2,115.1	2,224.0	2,413.0	36.0	35.7	36.2	58.8		62.3		66.7
Hong Kong Through Trains	526.9	510.4	528.3	3.9	3.8	3.5	135.1		134.3		150.9
Long-distance Trains(1)	3,782.5	3,883.6	4,019.3	50.2	45.9	45.2	N/A	(1)	N/A	(1)	N/A	(1)
Other Revenues from Passenger Transportation(2)	563.8	379.6	398.4	—	—	—	—		—		—
Combined passenger operations	6,988.3	6,997.6	7,358.9	90.1	85.4	84.9	N/A	(1)	N/A	(1)	N/A	(1)

(1)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.
(2)	Since 2014, we have separated Other Revenues from Passenger Transportation from Long-distance Trains to more accurately reflect the correlation between passenger revenue and volumes, and have re-categorized Revenue from Long-distance Trains for 2012 and 2013 to reflect this change.

Guangzhou-Shenzhen Trains. In 2016, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 32.8% of our railroad passenger transportation revenue. As of December 31, 2016, we operated 102 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 1.5% from 35.7 million in 2015 to 36.2 million in 2016. The revenue from our Guangzhou-Shenzhen trains increased by 8.5% from RMB2,224.0 million in 2015 to RMB2,413.0 million in 2016. The increase in revenue of Guangzhou-Shenzhen trains was primarily due to: (i) the commencement of the service of five pairs of cross-network EMU trains between Guangzhou and Chaozhou-Shantou, and the revenue from such trains is accounted for in the revenue from Guangzhou-Shenzhen trains, and (ii) the recommencement of inter-city passenger transportation business at Pinghu Railway Station since September 26, 2016.

Hong Kong Through Trains. In 2016, our passenger transportation services on Hong Kong through trains accounted for 7.2% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing West/Shanghai-Kowloon Through Trains). The MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains while we are responsible for the remaining 10 pairs of Hong Kong Through Trains (except for the Shanghai-Kowloon Through Train which is operated by Shanghai Railway Bureau). In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates in the section between Shenzhen Station and Guangzhou East Station.

The Hong Kong Through Train services beyond Guangzhou to Shanghai are provided by Shanghai Railway Bureau. Revenue from these Hong Kong Through Trains on the Guangzhou-Hong Kong section is shared between MTR and us, in proportion to our track mileage for the Hong Kong Through Train services, with 81.2% accruing to us and 18.8% to MTR. In addition, we share all related costs with MTR at the same rate for the Hong Kong Through Train services.

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

In 2016, the volume of passengers who traveled on the Hong Kong Through Trains decreased by 8.4% from 3.8 million in 2015 to 3.5 million in 2016. The revenue from Hong Kong Through Trains increased by 3.5% from RMB510.4 million in 2015 to RMB528.3 million in 2016. This decrease in passenger volume was mainly due to the decrease in mainland Chinese visitors travelling to and shopping in Hong Kong. This increase in revenue was mainly due to the increase in ticket prices for Hong Kong Through Trains starting from July 2015.

Domestic Long-distance Trains. In 2016, our passenger transportation services on domestic long-distance trains accounted for 54.6% of our railroad passenger transportation revenue. As of December 31, 2016, we operated on a daily basis 138 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region, Xinjiang Autonomous Region and Tibet Autonomous Region. In 2016, the number of passengers traveled on our long-distance trains was 45.2 million, representing a decrease of 1.5% from 45.9 million in 2015. Our revenue from long-distance trains in 2016 was RMB4,019.3 million, compared to RMB3,883.6 million in 2015. The decrease of the passenger volume of long-distance trains was primarily due to the high-speed railway’s diversion effect, which has resulted in a continuous decrease of passenger volume of long-distance trains. The increase in revenue of long-distance trains was primarily due to the commencement of the service of one pair of long-distance trains between Shenzhen and Urumqi.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2016:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2016 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Guangzhou-Foshan-Zhaoqing Intercity Railway, Guangzhou-Huizhou Intercity Railway, Guiyang-Guangzhou Raiwlay, Nanning-Guangzhou Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	25.59

Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Xiamen-Shenzhen Railway, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	21.09

Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	18.72

Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	3.13

Freight Transportation

Revenue from our freight transportation accounted for 9.9% of our total revenue and 10.6% of our railroad and related business revenue in 2016. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

Revenue from freight transportation business in 2016 was RMB1,718.3 million, an decrease of 2.5% from RMB1,761.5 million in 2015. The total tonnage of freight we transported in 2016 was 48.6 million tons, representing an increase of 0.3% from 48.4 million tons in 2015. The decrease in freight revenue was mainly due to the decrease in outbound freight tonnage and outbound freight transportation revenue, which resulted from the slowing economy in China, the structural adjustment in the Pearl River Delta region and the heightened competition in the freight transportation market in 2016. The increase in the volume of freight transportation was due to the increase in inbound freight tonnage and inbound freight transportation revenue as a result of our deepening reform of railway freight transportation and the increased operations of southern express trains (containers, single load cargo), and freight tonnage (mainly in containers) through each station we managed.

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

Railway Network Usage and other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 41.1% of our total revenue and 43.9% of our railroad and related business revenue in 2016. In 2016, our revenue from railway network usage and other transportation-related services was RMB7,093.2 million, representing an increase of 20.7% from RMB5,874.7 million in 2015. The increase in revenue from railway network usage, railway operation service, and other transportation-related services was principally due to:

•	the acquisition of locomotive assets of GSRC, which resulted in an increase in the usage of locomotive towing services, and an increase in the revenue from such services;

•

an increase in the railway operation services we provided to railway companies we have been serving in the past, including but not limited to, Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Xiamen-Shenzhen Railway Company Limited, Ganzhou-Shaoguan Railway Company Limited, Guiyang-Guangzhou Railway Company Limited, and Nanning-Guangzhou Railway Company Limited;

•	the acquisition of part of the operating assets and personnel of GRCL and GSRC, which resulted in us providing transportation service to them; and

•	adding new transportation services for the Pearl River Delta Intercity Railway.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2014	2015	2016
	(RMB millions)
Railway Network Usage(1)	2,860.2	2,933.5	3,178.5
Passenger transportation network usage services	2,630.9	2,701.2	2,940.5
Freight transportation network usage services	229.3	232.3	238.0
Other Transportation-Related Services(2)	2,171.0	2,941.2	3,914.7
Railway operation services	1,773.3	2,387.2	2,614.3
Other Services(3)	397.7	554.0	1,300.4

Total	5,031.2	5,874.7	7,093.2

(1)	In the past, we divided the Railway Network Usage Service into locomotive traction, track usage, electric catenary (overhead wires used to transmit electrical energy to trains), vehicle coupling and other services. Since 2014, we have divided the Railway Network Usage Service into passenger transportation network usage services and freight transportation railway network usage services to better reflect the business structure of transportation network clearance service.
(2)	Other transportation-related services include provision of railway operation services and other services.
(3)	Other services include lease of locomotive and passenger trains, fueling of locomotive and passenger trains, parcel transportation and other transportation.

Other Businesses

Revenue from our other businesses accounted for 6.4% of our total revenue in 2016. Our other businesses mainly consist of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Revenue from our other businesses was RMB1,110.2 million in 2016, compared to RMB1,091.6 million in 2015.

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

Sales

Passenger Transportation

Our passenger tickets are currently sold primarily through the internet. Passengers also can buy tickets at the ticket counters and automatic selling machines which are located in our train stations as well as through telephone. Additionally, our tickets are sold in Hong Kong and major cities in the Guangdong Province through ticket agents, travel agents and hotels, at our usual prices plus nominal commissions.

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

Our stations along the Guangzhou-Shenzhen line have adopted a real-name ticketing system, allowing passengers to use their identification cards to purchase tickets and board trains. Customers who provide their second generation China identification cards or Hong Kong and Macau identification cards may purchase tickets aboard trains without customer service representatives. Customers can also purchase tickets for our Guangzhou-Shenzhen inter-city trains online. As of December 31, 2016, we had a total of 195 automatic ticket selling machines, 138 automatic ticket inspection machines and 194 internet ticket printing machines along the Guangzhou-Shenzhen line.

The current settlement method for passenger transportation was stipulated by the MOR and is still under execution by the CRC. It provides that all revenue from passenger train services (including revenue generated from luggage and parcel services) is considered passenger transportation revenue and belongs to the railway bureau that operates that train. The railway bureau in turn pays other railway bureaus the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway bureaus operating the long-distance train services are required to pay us the following fees: (i) the portion of the revenue from the sale of tickets that is higher than the PRC national railway standards due to our special pricing standards and (ii) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenue from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulatory Overview—Pricing.”

In October 2016, we acquired parts of the railway operation assets of GRCL and GSRC. As a result of the acquisition, we expanded our service scope of railway operation of the Shenzhen-Pinshi rail line to the entire Guangdong Province, which improved the supply of passenger trains and our competitiveness in passenger transportation.

Freight Transportation

Since June 2013, the CRC implemented the door-to-door freight fee for railway freight transportation which covers all fees incurred from loading goods, transportation from departure station to arrival station and ultimately to the designated destination. Door-to-door freight fees are charged one-time on the consignor’s account and evidenced by consignment invoice, which lists all chargeable services with corresponding prices.

We charge door-to-door freight fees where we are responsible to goods delivery. After deducting freight fees payable to us incurring in the railway lines under our control, we settled the balance with other relevant Railway Bureau through the CRC’s clearing system on a monthly basis. For goods not delivered by us but transported through our lines, we received the settlement through National Railway Corporation’s clearing system on a monthly basis.

In May 2013, the CRC restructured the businesses between CRCT, CREC and China Railway Special Cargo Services CO., Ltd. (“CRSCS”). After the restructuring, CRCT took charge of the container operation and management and left the container transportation business with all relevant assets to State Railway Bureaus (including GRGC). CREC transformed into a logistics company, providing services to the public, while National Railway Bureau was responsible for the operation and management of luggage carts, postal trains, postal and parcel express special trains and operational bases. CRSCS expanded the businesses into container, mail and luggage transportation.

On November 30, 2013, we entered into an asset transfer agreement with China Railway Express Co., Ltd. Guangzhou Branch (“CREC GB”) and China Railway Container Transport Co. Ltd. Dalang Processing Station (“CRCT DS”). CREC GB and CRCT DS are all subsidiaries of the CRC. The consideration for CREC GB and CRCT DS were approximately RMB102.3 million and RMB79.9 million, respectively. On the same day, control of the assets and operations of CREC and CRCT were transferred to us. The results of operations of the above-mentioned entities have been included in our consolidated comprehensive income statements starting on November 30, 2013.

Our revenue from container, postal transportation and postal and parcel express special train services have been included into transportation revenue after business optimization.

We and State Railway Bureaus (including GRGC) pay the CRC a fee for railway containers, which is collected by the CRCT. Special cargo transportation income, partially paid to National Railway Bureau and us as railroad usage fees and locomotive traction fees, is attributable to CRSCS.

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

With respect to freight transportation, we face increasing competition from truck transportation in the medium-and short-distance freight transportation market as the expressway and highway networks in our service region and neighboring areas have increasingly improved. By comparison, in the long-distance freight transportation market, especially in the areas where water transportation is not well developed, our freight transportation service has many advantages compared to truck transportation due to the higher cost of truck transportation, susceptibility of truck transportation to traffic conditions and a scarcity of heavy duty trucks. Our freight transportation also competes with water transportation as the waterway networks have increasingly improved. Supported by its more extensive network, railway freight transportation is more competitive in terms of speed and safety compared to water transportation, especially in those areas that are far from coasts and main waterways. As air freight is very expensive and attracts a different group of customers, we do not consider that our freight transportation services face significant competition from air freight. In China, a significant portion of the bulky freight with low added-value is still transported by railroad. In addition, the CRC recently proposed to conduct deeper reform to adopt more modernized methods for railway freight transportation, including, but not limited to, the use of the internet to book and manage all cargos, which would further marketize freight transportation-related services and may increase competition from companies that have adopted more modernized methods in railway freight transportation.

Equipment, Tracks and Maintenance

As of December 31, 2016, we operated 187 diesel locomotives, 73 electric locomotives, 26 EMUs and 2,554 passenger coaches for our operations.

The freight cars we use are all leased from the CRC, to which we pay uniform rental fees based on the national standards set by the CRC. The amounts of such usage fees we paid to the CRC in 2014, 2015 and 2016 were approximately RMB269.1 million, RMB251.3 million, and RMB261.9 million, respectively.

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

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2014, 2015 and 2016, we replaced approximately 133 kilometers, 7 kilometers and 41 kilometers of railway lines, respectively.

Major Suppliers and Service Providers

GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2016, we purchased approximately RMB469.3 million in materials and supplies from GRGC and its subsidiaries, which represented 35.1% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions.”

The companies or bureaus owned or controlled by the CRC, including the GRGC, our single largest shareholder, are our major customers. In 2016, we collected approximately RMB3,408.0 million from GRGC and its subsidiaries, which represented 19.7% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2014, 2015 and 2016, we paid approximately RMB585.8 million, RMB599.3 million and RMB599.2 million, respectively, for electricity charges.

Regulatory Overview

As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations.

Prior to March 14, 2013, we were regulated by the MOR. However, on March 14, 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the MOT, other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the CRC. The Reform was completed on January 1, 2017 and as a result, the actual controlling entity of our Company’s largest shareholder became the CRC. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Business— Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.”

National Railway System

Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. The PRC central government holds the equity interests in state-owned railroads. The state-owned railway system comprises over 70% of all rail lines, including all trunk lines. Prior to the dissolution of the MOR, the state-owned railway system was operated as a nationwide integrated system under the supervision and management of the MOR. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. Although the MOR did not operate other railroads, it provided guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR’s responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system. After the dissolution of the MOR, the administrative functions formerly performed by the MOR were assigned to the MOT and the National Railway Administration, while the commercial functions formerly performed by the MOR were assigned to the CRC.

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

Currently, the plans and schedules for our passenger and freight services that were conducted solely on our own lines were determined by us; while our passenger and freight services that ran beyond our own lines were subject to overall planning and scheduling of GRGC or the CRC.

Where our service runs beyond our own line, clearance by and coordination with GRGC is necessary. Prior to the dissolution of the MOR, to the extent that we operated long-distance services beyond GRGC’s jurisdiction, they were subject to coordination and clearance by the MOR. Currently, they were subject to coordination and clearance by the CRC. In addition, in order to enable GRGC and the MOR to allocate freight cars and control traffic going through connection points, we were required to provide GRGC with prior electronic notice through internal network, on a daily basis, of the number and types of freight cars we required, as well as the number of our freight trains that would go through particular connection points. Currently, the daily notice is still provided to GRGC and the allocation of freight cars and control of traffic through connection points are carried out by GRGC and the CRC. Furthermore, we were required to carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR (and now by the CRC) or GRGC. Revenue from military and diplomatic transport generally account for less than 1% of our total transportation revenue. Emergency aid transport was required only during periods of natural disasters declared by the PRC government, and was provided with reduced fees.

Pricing

Prior to the dissolution of the MOR, the MOR was generally responsible for preparing a proposal for the baseline pricing standards for the nationwide railway system with respect to freight and passenger transportation. Such proposed pricing standards would take effect after being approved by and/or filed with relevant PRC government authorities. Currently, the CRC is responsible for the preparing and filing of such proposal for the baseline pricing standards.

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

Environmental Protection

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2016, our environmental protection-related expenses were approximately RMB1.35 million, mainly related to the landscaping of our railroad and office areas.

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

In addition, we have purchased liability insurance for our directors and have taken out basic retirement insurance, basic medical insurance, work-related personal injury insurance policies and childbearing insurance for our employees.

C.	Organizational Structure

The following table lists our significant subsidiaries as of December 31, 2016:

Name	Country of Incorporation	Percentage of Interest held by our Company
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	100%
Shenzhen Nantie Construction Supervision Company Limited	PRC	76.66%
Shenzhen Railway Property Management Company Limited	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Zengcheng Lihua Stock Company Limited(1)	PRC	44.72%

(1)	According to the Articles of Association of Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”), the remaining shareholders of Zengcheng Lihua are all natural persons and none of such individual shareholders holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering that all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest of less than 0.5% in Zengcheng Lihua and such individuals do not act in concert, and that all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company believe that the Company has the de facto control power over the board of Zengcheng Lihua with regard to material financial and operating decisions of Zengcheng Lihua.

D.	Property, Plant and Equipment

We occupy a total area of approximately 41.1 million square meters, among which, we own the land use right of approximately 13.1 million square meters on which our buildings and facilities of Guangzhou-Shenzhen railway are located, we lease approximately 28.0 million square meters from GRGC for the Guangzhou-Pingshi Railway.

With respect to the land for which we hold the land use rights, the terms range from 36.5 to 50 years, terminating between 2031 and 2055. We will renew the term of extend land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. With respect to the land leased from GRGC, the term is 20 years, terminating in 2027. Based on the land lease agreement we entered into with GRGC in 2004, we can renew such lease at our discretion upon the expiration of the term of such land lease.

As of December 31, 2016, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land with an aggregate area of approximately 1,928,603 square meters. After consultation with our PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

As of December 31, 2016, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, which had an aggregate carrying value of approximately RMB1,819.5 million. After consultation with our PRC legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

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

As of April 20, 2017, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 41,925 square meters.

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

For the year ended December 31, 2016, our total revenue was RMB17,280.5 million, profit attributable to equity holders was RMB1,158.3 million, and earnings per share were RMB0.16. Railroad and related business revenue accounted for 93.1%, 93.1% and 93.6% of our total revenue in 2014, 2015 and 2016, respectively.

Passenger transportation is our principal business. In 2016, the total number of our passengers was 84.9 million, representing a decrease of 0.6% from 85.4 million in 2015. Our passenger transportation revenue was RMB7,358.9 million in 2016, representing an increase of 5.2% from RMB6,997.6 million in 2015.

We transported a total of 48.6 million tons of freight in 2016, representing an increase of 0.3% from 48.4 million tons in 2015. Our freight transportation revenue in 2016 was RMB1,718.3 million, representing a decrease of 2.5% from RMB1,761.4 million in 2015.

Revenue from our railway network usages and other transportation related services business was RMB7,093.2 million in 2016, representing an increase of 20.7% from RMB5,874.7 million in 2015.

Revenue from our other businesses was RMB1,110.2 million in 2016, compared to RMB1,091.6 million in 2015.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium-to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the global financial crisis and economic downturn in 2008 had adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although many places around the world have recovered since the second half of 2009, the global economic downturn, Europe’s sovereign debt crisis, the stability of the Eurozone and the decreased growth rate of China’s economy may have a material and adverse effect on our businesses, results of operations and financial condition. In 2016, China’s economy grew at a slower pace and trended stably and positively. Although China’s GDP growth rate remained high compared to other countries and the quality and efficiency of economic development were enhanced, providing strong and solid protection for the long-term and stable development of the Company, with the still complicated and evolving domestic and international economic environment, China’s economy still faced greater downward pressure, which suppressed the demand growth of passenger and freight transportation. For example, we experienced a decrease in the volume of freight transportation, partially due to the slowdown of China’s economic growth and a shift in the Pearl River Delta economy towards technology businesses, which require less freight to be transported by rail.

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

Year ended December 31, 2016 compared with year ended December 31, 2015

Revenue

In 2016, our total revenue was RMB17,280.5 million, representing an increase of 9.9% from RMB15,725.3 million in 2015. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services was RMB7,358.9 million, RMB1,718.3 million and RMB7,093.2 million, respectively, accounting for approximately 42.6%, 9.9% and 41.0% of our total revenue in 2016, respectively.

Passenger transportation. Revenue from passenger transportation accounted for 42.6% of our total revenue and 45.5% of our railroad and related business revenue in 2016. As of December 31, 2016, we operated 253 pairs of passenger trains each day, including 102 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 94 pairs of inter-city trains between Guangzhou East to Shenzhen (including 20 stand-by pairs), 8 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 138 pairs of long-distance trains (including 10 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 3 pairs of Guangzhou to Guilin North, NaningEast and Guiyang North cross-network EMU trains).

In 2016, the total number of our passengers was 84.9 million, representing a decrease of 0.6% from 85.4 million in 2015. Our passenger transportation revenue was RMB7,358.9 million in 2016, representing an increase of 5.2% from RMB6,997.6 million in 2015. The increase in revenue from passenger volume was primarily due to the commencement of service of five new pairs of cross-network EMU trains between Guangzhou East and Chaozhou-Shantou and one new pair of long-distance trains between Shenzhen and Urumqi, and the recommencement of inter-city passenger transportation business at Pinghu Railway Station since September 26, 2016. The decrease in passenger volume was primarily due to (i) the increasing number of high-speed railways between the Pearl River-Delta Area and other major cities in China, which has greatly drawn away passengers from us and (ii) the decrease in mainland visitors travelling to and shopping in Hong Kong, which caused the decrease of the volume of passengers taking our Hong Kong Through Trains.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2015 and 2016:

	Year ended December 31,		Change from
	2015	2016	2015 to 2016
Revenue from passenger transportation (RMB thousands)	6,997,562	7,358,851	5.2%
Total passengers (thousands)	85,367	84,896	(0.6%)
Total passenger-kilometers (millions)	25,989	25,479	(2.0%)
Revenue per passenger-kilometer (RMB)	0.27	0.29	7.4%

Freight transportation. Revenue from our freight transportation accounted for 9.9% of our total revenue and 10.6% of our railroad and related business revenue in 2016.

Revenue from our freight transportation business in 2016 was RMB1,718.3 million, a decrease of 2.5% from RMB1,761.4 million in 2015. The total tonnage of freight we transported in 2016 was 48.6 million tons, representing an increase of 0.3% from 48.4 million tons in 2015. The decrease in freight revenue was mainly due to the decrease in outbound freight tonnage and outbound freight transportation revenue, which resulted from the slowing economy in China, the structural adjustment in the Pearl River Delta region and the heightened competition in the freight transportation market in 2016. The increase in the volume of freight transportation was due to the increase in inbound freight tonnage and inbound freight transportation revenue as a result of our deepening reform of railway freight transportation and the increased operations of southern express trains (containers, single load cargo), and freight tonnage (mainly in containers) through each station we managed.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2015 and 2016:

	Year ended December 31,		Change from
	2015	2016	2015 to 2016
Revenue from freight transportation (RMB thousands)	1,761,449	1,718,260	(2.5%)
- Revenue from outbound freight transportation	565,392	476,505	(15.7%)
- Revenue from inbound and pass-through transportation	1,022,025	1,105,061	8.1%
- Revenue from other freight transportation services	174,032	136,694	(21.5%)
Total freight tons (thousands of tons)	48,438	48,603	0.3%
- Outbound freight tonnage	16,882	15,356	(9.0%)
- Inbound and pass-through freight tonnage	31,556	33,247	5.4%
Revenue per ton (RMB)	36.4	35.4	(2.7)%
Total ton-kilometers (millions)	10,874	10,302	(5.3%)
Revenue per ton-kilometer (RMB)	0.16	0.17	6.3%

Railway network usage and other transportation related services. Revenue from our railway network usage and other transportation related services accounted for 41.0% of our total revenue and 43.9% of our railroad and related business revenue in 2016. Railway network usage and other transportation related services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. Revenue from our railway network usages and other transportation related services business was RMB7,093.2 million in 2016, representing an increase of 20.7% from RMB5,874.7 million in 2015. The increase in revenue from railway network usage and other transportation related services was principally due to (i) the acquisition of locomotive assets of GSRC, which induced an increase in the usage of locomotive towing services, and an increase in the revenue from such services; (ii) an increase in the railway operation services we provided to railway companies we have been serving in the past, including but not limited to, Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Xiamen-Shenzhen Railway Company Limited, Ganzhou-Shaoguan Railway Company Limited, Guiyang-Guangzhou Railway Company Limited, and Nanning-Guangzhou Railway Company Limited; and (iii) the acquisition of part of the operating assets and personnel of GRCL and GSRC, which resulted in us providing transportation service to them and adding new transportation services among Pearl River Delta cities.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, on-board catering services, labor services, train repair and other businesses related to railway transportation. Revenue from our other businesses was RMB1,110.2 million in 2016, representing an increase of 1.7% from RMB1,091.6 million in 2015, primarily due to the increased profit we received from train repair services and food and beverage we provided in trains.

Operating Expenses

In 2016, our total operating expenses were RMB15,638.0 million, representing an increase of 10.5% from RMB14,156.7 million in 2015.

The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2015 and 2016.

	Year ended December 31,
	2015	2016
Railroad and related business revenue (RMB millions)	14,633.7	16,170.3
Business tax	0.3%	0.2%
Employee benefits	32.6%	35.0%
Equipment leases and services	26.7%	25.9%
Land use right leases	0.4%	0.3%
Materials and supplies	8.4%	8.3%
Repairs and facilities maintenance costs, excluding materials and supplies	4.9%	3.8%
Depreciation of fixed assets	9.5%	9.2%
Cargo logistics and outsourcing service charges	1.1%	1.3%
Amortization of leasehold land payments	0.1%	0.2%
Social services expenses	0.1%	0.1%
Utility and office expenses	0.4%	0.3%
Impairment for trade and other receivables and materials and supplies	0.4%	0.0%
Others	5.0%	5.5%
Operating expenses ratio(1)	89.9%	90.1%
Railroad and related business operating margin	10.1%	9.9%

(1)	Total railroad operating expenses as a percentage of railroad and related business revenue.

Railway Operating Expenses. Our total railway operating expenses increased by 10.7% to RMB14,561.8 million in 2016 from RMB13,150.4 million in 2015. This increase was driven primarily by:

•

Employee Benefits. Our Employee Benefits mainly consist of wages and welfare. In 2016, our expenses relating to employee benefits amounted to RMB5,654.9 million, representing an increase of 18.6% from RMB4,767.1 million in 2015. This increase was mainly due to an increase in the number of employees providing railway operations and services due to the acquisition of GRCL and GSRC, and an increase in industry-wide pay levels and contributions to the housing provident fund and social security fund.

•

Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway bureaus. In 2016, our expenses relating to equipment leases and services amounted to RMB4,193.6 million, representing an increase of 7.3% from RMB3,908.5 million in 2015. This increase was mainly due to the commencement of five newly added cross-network EMU pairs traveling across Guangzhou and Chaozhou-Shantou and one new pair of long distance trains between Shenzhen and Urumqi, and newly provided transportation service to GRCL and GSRC.

•

Depreciation of Fixed Assets. In 2016, our expenses of depreciation of fixed assets amounted to RMB1,488.3 million, representing an increase of 7.3% from RMB1,387.5 million in 2015. The increase was mainly due to the acquisition of part of the operating assets of GRCL and GSRC.

The increase in our operating expenses was partially offset by repairs and facilities maintenance costs, excluding materials and supplies. In 2016, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB612.5 million, representing a decrease of 14.5% from RMB716.2 million in 2015. This was mainly due to the decrease of repairs and facilities maintenance costs in 2016.

Profit from Operations

Our profit from operations increased by 5.5% to RMB1,534.2 million in 2016 from RMB1,453.9 million in 2015, primarily due to the increased profit we received from passenger business, railway network usage and other transportation related services and other businesses in 2016.

Taxation

In 2016, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%. Our income tax expense was RMB390.3 million in 2016, representing an increase of 0.5%, compared to RMB388.5 million in 2015. This increase was primarily due to the increase in our profit from operations. The effective tax rate in 2016 was 25.3%, representing a decrease of 1.5% from 26.8% in 2015. This decrease was mainly due to the reversal of deferred tax assets for the impairment losses in investments in associates and other receivables recognized in prior years relating to Zengcheng Lihua, a predecessor associate of the Company which became a subsidiary in 2015.

Profit attributable to equity holders of our Company

As a result of the above, our profit attributable to equity holders of our Company increased by 8.2% to RMB1,158.3 million in 2016 from RMB1,070.8 million in 2015.

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

In 2015, the total number of our passengers was 85.4 million, representing a decrease of 5.3% from 90.1 million in 2014. Our passenger transportation revenue was RMB6,997.6 million in 2015, representing an increase of 0.1% from RMB6,988.3 million in 2014. The decrease in passenger volume was primarily due to (i) the increasing number of high-speed railways between the Pearl River-Delta Area and other major cities in China, which has greatly drawn away passengers from us and (ii) the “Occupy Central” movement in Hong Kong, which caused the decrease of the volume of passengers taking our Hong Kong Through Trains. The increase in revenue from passenger volume was primarily due to the commencement of service of one new pair of long-distance trains between Guangzhou and Ganzhou and three new pairs of cross-network EMU trains between Guangzhou East and Chaozhou-Shantou on September 30, 2014 and February 1, 2015, respectively.

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

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, on-board catering services, labor services and other businesses related to railway transportation. Revenue from our other businesses was RMB1,091.6 million in 2015, representing an increase of 7.3% from RMB1,017.6 million in 2014, primarily because we included fueling service for locomotives and passenger cars as other businesses in 2015, which previously were categorized as part of the principal business mentioned above.

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

Taxation

In 2015, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%. Our income tax expense was RMB388.5 million in 2015, representing an increase of 77.0%, compared to RMB219.5 million in 2014. The increase was primarily due to the increase in our profit from operations. The effective tax rate in 2015 was 26.8%, representing an increase of 1.9% from 24.9% in 2014. The increase was mainly due to expenses and losses incurred, which are not deductible for tax assessment purposes, and reversal of deferred tax asset associated with impairment loss of investment in associates and other receivables recognized in prior years.

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

(a)	Revenue from railroad and related business

Revenue from passenger transportation

The passenger transportation is generally classified by transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided in cooperation with other railway companies in PRC and the corresponding revenue information is captured and processed by the CRC through a central clearance system.

Revenues are recognized on a monthly basis when the train transportation services are rendered within the month, i.e. upon the passenger tickets with fixed prices and dates of travel, which are non-refundable and non-reschedulable, are sold and the respective trains have reached the prescribed destinations within that particular month, as well as upon approval and notification is made by the CRC on a monthly basis (the “CRC Monthly Statement”) for transactions completed within that month and when the amounts of revenue can be reliably measured and collectability is certain. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

Revenue from freight transportation

We also operate with other railway companies in PRC for the provision of freight transportation services. Service information and computation of the attributable revenues entitled by us are processed by the central clearance system of the CRC on a monthly basis. Revenue from outbound and inbound freight transportation with ports of loading and discharge located at railway lines owned and operated by us; pass-through transportation with freight trains passing through railway lines owned and operated by us; as well as goods loading and discharge services rendered at ports located at railway lines owned by us, are recognized, on a monthly basis, when the goods are delivered to the ports of discharge within a month, or when the loading/discharge services are rendered, and when the amounts are approved and notified in the CRC Monthly Statement, upon which the amounts can be reliably measured and collectability is certain.

The revenues are presented at the gross amounts of the attributable freight charges computed from the standard freight charges imposed by the CRC.

Revenue from railway network usage and other transportation related business

Revenue from railway network usage and other transportation related business, mainly consist of network usage services (locomotive traction, track usage and electric catenary service, etc.) and railway operation services and other services, are rendered by us together with other railway companies in PRC. The information relating to network usage service is captured and processed by the central clearance system of the CRC. The revenue from network usage services are recognized on a monthly basis, when the services are rendered within that month and revenue can be reliably measured, i.e. upon approval and notification made in the the CRC Monthly Statement, for the transactions completed within that month, when the respective revenue amounts can be reliably measured and when collectability is certain. Railway operation services and other services are rendered solely by us and they are recognized when the services are rendered and revenue can be reliably measured. All proceeds are collected by us directly.

The operations of our railway and related business form part of the nationwide railway system in PRC and they are supervised and governed by the CRC. We render the passenger transportation and freight transportation services in cooperation with other railway companies and the related service fees and charges are collected either by us or by other railway companies. In addition, we also receive service fees and charges for on behalf of other railway companies. The respective fares and charges of the services, fee sharing basis, and processing of the respective revenue sharing among different railway companies are done centrally by a central clearance system operated by the CRC. We record revenues based on the amounts of attributable revenue approved and notified in the CRC Monthly Statement for services undertaken by us completed within the specific month, upon then the revenues can be reliably measured and collectability is certain. The respective share of revenues, in excess of amount collected by us, are credited by the CRC to bank accounts maintained by us. In the case that the attributable amount is less than the amount collected by us, we remit the surplus to the CRC.

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

We will renew the term of land use rights upon their expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for possible competing public interests. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder, we can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, our directors consider the current estimated useful lives of those assets to be reasonable.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “other income and other gains/(losses)—net”, included in the comprehensive income statement.

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

Impairment of non-financial assets other than goodwill

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

Recently adopted accounting standards

In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2016:

•	Accounting for acquisitions of interests in joint operations – Amendments to IFRS 11

•	Clarification of acceptable methods of depreciation and amortization – Amendments to IAS 16 and IAS 38

•	Annual improvements to IFRSs 2012 – 2014 cycle, and

•	Disclosure initiative – amendments to IAS 1.

The adoption of the above new/revised standards had no significant financial effect on our consolidated financial statements.

New accounting pronouncements

The following new standards, amendments and interpretations have been issued as of December 31, 2016 but are not yet effective for IFRS financial statements for the year ended December 31, 2016:

Effective for annual Periods beginning on or after
Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture	The effective date is unkown
Amendments to IAS 7 Disclosure Initiative	January 1, 2017
Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments	January 1, 2018
IFRS16 Leases	January 1, 2019

Our management has already commenced an assessment of the impact of these new or revised standards which are relevant to our operation. According to the preliminary assessment made by the directors of the Company, no significant impact on the financial performance and positions is expected when adopting IFRS 9, IFRS 15 and IFRS16. Our management does not intend to adopt the standards before their respective effective dates.

B.	Liquidity and Capital Resources

Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

We generated approximately RMB1,641.2 million of net cash flow from operating activities in 2016. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2016, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures of approximately RMB1,973.9 million, representing an increase of 52.7% from RMB1,292.3 million in 2015;

•	payment of dividends of approximately RMB566.7 million; and

•	income tax expenses of approximately RMB571.6 million.

Our capital expenditures for 2016 consisted primarily of the following projects:

•	the reconstruction of the section from Guangzhou East Station to Xintang Station of Guangshen Line to be connected with the Guangzhou-Dongguan-Shenzhen Intercity Passenger Lines;

•	the improvement of the UM71 automatic shut-off and computer interlocking systems of the section from Guangzhou to Pingshi of the Beijing-Guangzhou Line; and

•	the purchase of four sets of EMU trains, each of which has a maximum operational speed of 250 km/h.

Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB1,359.7 million as of December 31, 2016.

As of December 31, 2016, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

As of December 31, 2016, we did not have any banking facilities.

Cash Flow

Our net cash and cash equivalents as of December 31, 2016 decreased by approximately RMB861.1 million from December 31, 2015. Our principal source of capital was revenue generated from operating activities.

The following table sets forth certain items in our consolidated cash flow statements for 2014, 2015 and 2016, and the percentage change in these items from 2015 to 2016:

	Year ended December 31,			Change from 2015 to 2016
	2014	2015	2016
	(RMB thousands)
Net cash generated from operating activities	1,945,576	2,259,691	1,641,238	(27.4)%
Net cash (used in)/generated from investing activities	3,373,821	(1,349,235)	(1,935,702)	N/A
Net cash used in financing activities	(4,067,018)	(354,710)	(566,683)	59.8%
Net (decrease)/increase in cash and cash equivalents	1,252,379	555,746	(861,147)	N/A

Our net cash inflow from operating activities decreased to RMB1,641.2 million in 2016 from RMB2,259.7 million in 2015, primarily due to (i) the increase of payments in employee benefits about RMB984.4 million and income tax of RMB310.9 million, and (ii) the increase in revenue of RMB1,555.2 million offsets by cashflow outflow of RMB855.7 million as a result of changes in accounts receivable and account payables. Our net cash inflow from operating activities increased to RMB2,259.7 million in 2015 from RMB1,945.6 million in 2014, primarily due to (i) the increase of our revenue in 2015, which further increased our net cash inflow by RMB99.2 million, (ii) the decrease of cash payments of income tax by RMB47.3 million in 2015 compared to 2014, and (iii) the payment of RMB167.7 million interest accrued from the RMB3.5 billion bond that was repaid in December 2014 and no occurrence of new long-term debts or other interest in 2015.

Our net cash used in investment activities increased from RMB1,349.2 million in 2015 to RMB1,935.7 million in 2016, primarily due to an increase in expenses on investment of certain fixed assets of GRCL and GSRC. Our net cash used in investment activities in 2015 was RMB1,349.2 million and our net cash from investment activities was RMB3,373.8 million in 2014, primarily due to the collection of deposit of fixed terms over three months at the end of 2015 and increase in expenses on investment of fixed assets.

Our net cash used in financing activities increased to RMB566.7 million in 2016 from RMB354.7 million in 2015, primarily due to the increase in allocation of cash dividends in 2016.

Our net cash used in financing activities decreased to RMB354.7 million in 2015 from RMB4,067.0 million in 2014, primarily due to the repayment of the medium-term notes with face value of RMB3.5 billion at the end of 2014 and no occurrence of cash outflow for financing activities in 2015.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2016, our expenses for the purchase of fixed assets and payments for construction-in-progress totaled RMB1,973.9 million. In addition, we paid RMB571.6 million for income taxes and approximately RMB566.7 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2017.

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2017. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2017.

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

In addition, the global financial crisis and economic downturn since 2008 had adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the economy in China, as well as in many other places around the world, has recovered since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and sustainability of high rates of growth in China. In 2016, China’s economy grew at a slower pace and trended stably and positively. Although China’s GDP growth rate remained high compared to other countries and the quality and efficiency of economic development were enhanced, providing strong and solid protection for the long-term and stable development of the Company, with the still complicated and evolving domestic and international economic environment, China’s economy still faced greater downward pressure, which suppressed the demand growth of passenger and freight transportation.

Nevertheless, we believe the Chinese railway industry will continue to grow in the coming years in light of the launch of certain government policies. There are expected to be stable investments in the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC and in July 2016, the NDRC, Ministry of Transport and the CRC jointly issued the Medium to Long Term Plan for Railway Network Development (the “Plan”), which sets out the railway network development plan for the period of 2016 to 2025. According to the Plan, by the year 2020, a series of landmark railway projects will be completed and put into operation, extending the length of railways in China to 150,000 kilometers, representing a 24.0% increase from 121,000 kilometers at the end of 2015. Length of high speed rails will increase to 30,000 kilometers, representing a 57.9% increase from 19,000 kilometers at the end of 2015. During the same period, the Chinese government expects to invest more than RMB2.8 trillion in railway network development.

Looking into 2017, we believe China remains in a strategic opportunity phase for its development even though the rate of growth in China may not be maintained at historical levels. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to develop in a more scientific, orderly, sustained and stable manner in 2017, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2016 for the periods indicated.

	Payment due by period (RMB thousands)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 year	3-5 year	5 years
Capital Expenditure Obligation(1)	769,013	769,013	—	—	—
Operating Lease Obligations(2)	740,000	74,000	148,000	148,000	370,000

Total	1,509,013	843,013	148,000	148,000	370,000

(1)	See Note 35(a) to our audited consolidated financial statements, “Capital Commitments.”
(2)	See Note 35(b) to our audited consolidated financial statements, “Operating Lease Commitments.”

Based on the current progress of our new projects, we estimate that our capital expenditures for 2017 will amount to approximately RMB2.9 billion and will consist primarily of the following projects:

•	the expansion of the section repair capacity for the vehicle section at Guangzhou North Station;

•	the reconstruction of the section from Guangzhou East Station to Xintang Station of Guangsheng Line III and IV;

•	the improvement of the five-stage operational system of CRH EMU trains;

•	the improvement of the UM71 automatic shut-off and computer interlocking systems of the section from Guangzhou to Pingshi of the Beijing-Guangzhou Line; and

•	the improvement of the adaptability of traction power supply system of the section from Pingshi to Guangzhou of the Beijing-Guangzhou Line.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. Except for Mr. Wu Yong, Mr. Chen Jianping and Mr. Hu Lingling, all of our directors were elected or re-elected at our annual shareholders’ general meeting held on May 29, 2014 by cumulative voting. Mr. Wu Yong was elected as a director at our shareholders’ extraordinary general meeting on December 16, 2014 and then the Chairman of the Board of Directors at a Board meeting on December 18, 2014. Mr. Chen Jianping was elected as a director at our annual shareholders’ general meeting held on May 28, 2015. Mr. Hu Lingling was elected as a director at our annual shareholders’ general meeting held on May 26, 2016. The business address of each of our directors is No. 1052 Heping Road, Shenzhen, People’s Republic of China 518010.

The table below sets forth the information relating to our directors as of April 26, 2017:

Name	Age	Position	Date First Elected or Appointed
Wu Yong	53	Chairman of the Board of Directors	2014
Hu Lingling	53	Executive Director	2016
Sun Jing	51	Director	2012
Yu Zhiming	58	Director	2008
Chen Jianping	50	Director	2015
Luo Qing	52	Executive Director	2009
Chen Song	44	Independent Non-executive Director	2014
Jia Jianmin	59	Independent Non-executive Director	2014
Wang Yunting	58	Independent Non-executive Director	2014

Wu Yong is our Chairman. Mr. Wu holds a bachelor’s degree and is a senior engineer with advanced engineering remuneration. Mr. Wu started his career in July 1986, and served as the deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, the commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and the deputy bureau chief of Wuhan Railway Bureau and the bureau chief of Chengdu Railway Bureau. Since August 2014, he has been the chairman and the general manager of GRGC and the deputy secretary of the party committee.

Hu Lingling is our executive Director and general manager. Mr. Hu holds a bachelor’s degree and is an engineer. Mr. Hu started to work in the railway transportation industry in 1985. Mr. Hu served as the deputy chief engineer and the deputy station chief of Shaoguan East Station (f/k/a Shaoguan Station) of former Yangcheng Railway Company of GRGC, the deputy chief engineer and the deputy general manager of former Yangcheng Railway Company of GRGC and the director of the transportation department of GRGC, and the deputy general manager of GRGC. He also worked in the global business department of the headquarter of International Union of Railways in Paris, France and served as the deputy general manager of Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited. Mr. Hu has been serving as our general manager since November 2015.

Sun Jing is our non-executive Director. Mr. Sun holds a bachelor’s degree and is a senior engineer. Mr. Sun started to work in the railway transportation industry in July 1985. Mr. Sun served as the section chief and deputy party secretary of Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, the deputy division chief and the division chief of locomotive department of Zhengzhou Railway Bureau and an assistant to the director of Zhengzhou Railway Bureau. He has been serving as deputy general manager of GRGC since May 2007.

Yu Zhiming is our non-executive Director. Mr. Yu holds a bachelor’s degree and is a senior accountant. Mr. Yu started his career in May 1980. He served as the director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau and the standing vice-director of capital settlement center of MOR. He has been serving as the chief accountant of GRGC Since April 2008.

Chen Jianping is our non-executive Director. Mr. Chen holds a bachelor’s degree and a master’s degree and is a political engineer. Mr. Chen served as a Supervisor representing employees of the Company before being elected as our non-executive Director. Mr. Chen worked with the First High School of Guangzhou Railway and Locomotive Sports Association of GRGC and is working with GRGC. From 1997 to 2007, Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistics department of our Company, deputy secretary of the Party Work Committee and concurrently the secretary of the committee for disciplinary inspection of the passenger transportation business unit of our Company, deputy office manager of our Company and chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, Mr. Chen served as the section chief of Guangzhou Passenger Transportation Division. From November 2012 to October 2013, he was the general manager of diversified operation and development center, deputy secretary of the Party Work Committee and director of various operation and management offices of GRGC. From November 2013 to September 2014, he was the stationmaster of Shenzhen North Station and deputy secretary of the Party Work Committee of our Company. Since October 2014, Mr. Chen has been the chief of the passenger transportation department of GRGC. Mr. Chen was also a Supervisor representing employee of the Company from May 2014 to May 2015.

Luo Qing is our executive Director. Mr. Luo is a postgraduate at the Party School of the Communist Party of China and is a political engineer. Mr. Luo has been working in the railway transportation industry since August 1981. Previously, he served as the secretary-general of Locomotive Sports Association of Yangcheng Railway Company of GRGC, the secretary-general of Locomotive Sports Association of GRGC, the chief of the organization department of trade union of GRGC and the chairman of the trade union of the Company. Since May 2010, he has been the deputy secretary of the party and working committee, the secretary of the discipline inspection and working commission of the Company and the chairman of the trade union of the Company.

Chen Song is our independent non-executive Director. Mr. Chen holds a doctorate degree in finance and investment from the Management School of Sun Yat-sen University, and is a certified public accountant of China and a certified internal auditor registered in the U.S. Mr. Chen was a teacher in higher mathematics and pharmaceutical machinery in Guangdong Food and Drug Vocational College, the tutor for MBA and EMBA in Management School of Sun Yat-sen University, managerial trainee in P&G (China) Investment Limited Company, financial analysis manager in Crest Oral Department, financial supervisor of business department, CFO, executive director of Heinz (China) Investment Co., Ltd., chief financial officer of Ren Coty (China) and a director and general manager of its cosmetics division, financial supervisor of Greater China Region in Boer CMC Markets Asia Pacific Pty Ltd, the deputy general manager and CFO of Chongqing Brewery Co., Ltd. He currently serves as a director and general manager of Chongqing Brewery Co., Ltd.

Jia Jianmin is our independent non-executive Director. Mr. Jia holds a master’s degree and doctorate degree from the McCombs School of Business of the University of Texas at Austin. He was a member of The National Natural Science Foundation of Department of Management Science Advisory Committee of Experts, a member of China National MBA Education Supervisory Committee and a Scholar Director of MSI USA. He has served companies including Hutchison Whampoa, China Telecom, China Mobile, China Citic Bank, IBM, China Rail, CSR and CNR. He is a professor and chairman of the Department of Marketing of Faculty of Business Administration of The Chinese University of Hong Kong and holds the title of Changjiang Scholar Professor of the Ministry of Education of PRC.

Wang Yunting is our independent non-executive Director. Mr. Wang holds a bachelor’s degree from the Medical School of Xi’an Jiaotong University and an EMBA degree from Guanghua School of Management, Peking University. Mr. Wang was the vice general manager of China Commercial Foreign Trade Corporation, Ltd. (Shenzhen) and vice general manager of Beijing Capital Huayin Group. He is now a director of Shaanxi Fortune Investment Limited.

Supervisors

The table below sets forth the information relating to our supervisors as of April 26, 2017.

Name	Age	Position	Date First Elected or Appointed
Liu Mengshu	53	Chairman of the supervisory committee.	2014
Chen Shaohong	50	Supervisor	2008
Shen Jiancong	48	Supervisor	2011
Li Zhiming	55	Supervisor	2005
Zhou Shangde	46	Supervisor	2015
Song Min	46	Supervisor	2014

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

Chen Shaohong is our Supervisor. Mr. Chen holds a bachelor’s degree and is an economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From April 2006 to May 2008, he served as director of corporate management and legal affairs department of GRGC. From June 2008 to July 2015, Mr. Chen was the vice-chief economist and director of corporate and legal affairs department of GRGC. Since August 2015, Mr. Chen has been the director of the Corporate and Legal Affairs department of CRGC.

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

Li Zhiming is our Supervisor. Mr. Li holds a bachelor’s degree in economics and management from the Party School of the Communist Party of China and is an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was chief of Finance Sub-division of Changsha Railway Company of GRGC. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of GRGC.

Zhou Sangde is our Supervisor and represents employees of our Company. Mr. Zhou holds a master’s degree from the Party School of the Communist Party of China and is a political engineer. Mr. Zhou used to serve as the secretary of the Communist Youth League of Sungang Station (formerly known as the Shenzhen North Station), deputy chief of the organization and human resources department, director of the party committee office, and chairman of the trade union of the integrated service center of our Company. From July 2007 to March 2011, Mr. Zhou was transferred to GRGC and served as the deputy chief of the human resources office, deputy office manager and concurrently director of the reception office, and chief party secretary of the administrative office of GRGC. In March 2011, Mr. Zhou was transferred back to our Company and served as party secretary and station supervisor of Shenzhen Station. Since December 2014, Mr. Zhou has been the supervisor of the Sungang Station.

Song Min is our Supervisor and represents employees of our Company. Ms. Song holds a bachelor’s degree in accounting from Lanzhou University and is an accountant. Ms. Song joined the railway industry in 1991 and has served in many railway companies. She has served as the deputy manager of the operating finance office, department of finance of Qinghai-Tibet Railway Company, deputy director and finance director of Qinghai-Tibet Railway Public Security Bureau, vice office supervisor of Qinghai-Tibet Railway Company Annuity Council, vice consultant of financial management of the State Taxation Bureau of Qinghai Province and the senior manager of Petrol China Guangdong Sales Company, Shenzhen Branch. Since November 2012, she has been the chief of the Audit Department of our Company.

Senior Management

The table below sets forth information relating to our senior management as of April 26, 2017:

Name	Age	Position	Date First Elected or Appointed
Hu Lingling(1)	53	General Manager	2015
Luo Jiancheng	44	Deputy General Manager	2016
Guo Xiangdong(2)	51	Deputy General Manager and	2010
		Company Secretary	2004
Tang Xiangdong	48	Chief Accountant	2008

(1)	See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management – Directors” for information regarding Hu Lingling.
(2)	Guo Xiangdong was firstly appointed as our Deputy General Manager in 2010 and Company Secretary in 2004.

Luo Jiancheng is a deputy general manager of our Company. Mr. Luo holds a bachelor’s degree and is a senior engineer. Mr. Luo served successively as the chief of the Investigation & Inspection Division of the General Office of GRGC, Shiweitang station master of GSRC, deputy chief of the Transportation Department of GRGC, the assistant of the general manager of the Company, the general manager of Guangzhou Tiecheng Industrial Company and the deputy general manager of GMSR. Since December 2016, he has been serving as our deputy general manager.

Guo Xiangdong is the Deputy General Manager and secretary of the Board. Mr. Guo holds a bachelor’s degree from Central China Normal University and an MBA degree and is an economist. Before January 2004, he has been deputy section chief, deputy head and head of secretariat of the Board. From January 2004 to November 2010, he has been appointed as the secretary of the Board and since December 2010, Mr. Guo has been appointed as the deputy general manager and secretary of the Board.

Tang Xiangdong is Chief Accountant of our Company. Mr. Tang holds a bachelor’s degree in business administration from Jinan University and an MBA degree and is a senior accountant. Before March 2006, he has served in various professional management positions in the Labor and Capital Department, Diversified Business Department and Revenue Settlement Center of our Company. From March 2006 to November 2008, he was director of Finance Department of our Company. Since December 2008, Mr. Tang has been the chief accountant of our Company.

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
China Railway (Hong Kong) Holdings Limited

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
Guangdong Sanmao Railway Co., Ltd.
Shichang Railway Company Limited
Hukun Passenger Railway Line (Hunan) Co., Ltd.
Hainan High-speed Railway Company Limited (formerly known as Hainan Eastern Ring Railway Company Limited)
Ganshao Railway Company Limited
China Railway Container Transportation Company Limited
China Railway Special Goods Transportation Company Limited

Name	Position
Supervisor of:
Guangzhou–Zhuhai Railway Company Limited China Railway Express Co., Ltd.

Chen Jianping	Director of:
Hainan Railway Economic and Technological Development Corporation Company

Supervisor of:
China Railway Commemorative Ticket Company

Chen Song	Director and General Manager of:
Chongqing Brewery Co., Ltd.

Jia Jianmin	Professor and Chairman of the Department of Marketing of Faculty of Business Administration and Changjiang Scholar Profesor of the Ministry of Education of:
The Chinese University of Hong Kong

Wang Yunting	Chairman of the Board of Directors of:
Shaanxi Fortune Investment Limited

Liu Mengshu	Chairman of Supervisory Committee of:
Guangmeishan Railway Company Limited
Guangdong Sanmao Railway Co., Ltd.

Chen Shaohong	Chairman of Supervisory Committee of:
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
Guangdong Sanmao Railway Co., Ltd.
Hunan Inter-city Railway Company Limited
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.
Hainan High-speed Railway Company Limited
Ganshao Railway Company Limited
China Railway Express Co., Ltd.
Guangzhou Electric Locomotive Co., Ltd.

Li Zhiming	Chairman of the Supervisory Committee of:
Guangzhou Tiecheng Enterprise Company Limited
Xingguangji Trade Company Limited
Guangdong Shenmao Railway Company Limited

Name	Position
Director of:
Hong Kong Qiwen Company Limited
Hainan Railway Economic and Technological Development Corporation Company

Supervisor of:
Guangmeishan Railway Company Limited
Guangdong Sanmao Railway Co., Ltd.
Yuehai Railway Company Limited
Shichang Railway Company Limited
Hukun Passenger Railway Line (Hunan) Co., Ltd.
Xiamen-Shenzhen Railway (Guangdong) Company Limited
Ganzhou-Shaoguan Railway Company Limited
Guiyang-Guangzhou Railway Company Limited
Nanning-Guangzhou Railway Company Limited
Jingyue Railway Company Limited
Guangzhou–Zhuhai Railway Company Limited
Guangdong Meishan Passenger Railway Line Company Limited
Guangzhou Northeastern Cargo Outer Ring Railway Company Limited
Guangzhou Nanshagang Railway Company Limited

Tang Xiangdong	Director of:
Guangzhou Tiecheng Enterprise Company Limited
Shenzhen Guangshen Railway Civil Engineering Company

Note:	Chongqing Brewery Co., Ltd is a listed A share company of China. The Chinese University of Hong Kong is a university located in Hong Kong. Shaanxi Fortune Investment Limited is a company located in Xi’an, Shaanxi Province, China. China Railway Container Transportation Company Limited, China Railway Special Goods Transportation Company Limited, China Railway Express Co., Ltd., China Railway Commemorative Ticket Company, Guiyang-Guangzhou Railway Company Limited, and Nanning-Guangzhou Railway Company Limited are subsidiaries of CRC. Guangzhou Tiecheng Industrial Company and Shenzhen Guangshen Railway Civil Engineering Company are our joint venture partners. Guangzhou Electric Locomotive Co., Ltd., Guangzhou Zhuhai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Guangdong Shenmao Railway Company Limited, Jingyue Railway Company Limited, Guangdong Meishan Passenger Railway Line Company Limited, MaoZhan Railway Company Limited and Guangzhou Nanshagang Railway Company Limited are joint venture partners of GRGC. The remaining companies in the table above are subsidiaries of GRGC.

B.	Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2016 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees. The amount of compensation to each director, supervisor and senior management for the year ended December 31, 2016 is listed as follows:

Name	Position	Total remuneration received from the Company (before tax) during the reporting period (RMB thousand)
Wu Yong	Chairman of the Board of Directors	—
Hu Lingling	Executive Director and General Manager	407.0
Shen Yi*	Executive Director	—
Sun Jing	Non-executive Director	—
Yu Zhiming	Non-executive Director	—
Chen Jianping	Non-executive Director	—
Luo Qing	Executive Director	343.0
Chen Song	Independent Non-executive Director	112.0
Jia Jianmin	Independent Non-executive Director	143.0
Wang Yunting	Independent Non-executive Director	112.0
Liu Mengshu	Chairman of the Supervisory Committee	—
Chen Shaohong	Supervisor	—
Shen Jiancong	Supervisor	—
Li Zhiming	Supervisor	—
Zhou Shangde	Supervisor Representing Employees	340.0
Song Min	Supervisor Representing Employees	310.0
Luo Jiancheng	Deputy General Manager	—
Mu Anyun*	Deputy General Manager	345.0
Guo Xiangdong	Deputy General Manager, Secretary of the Board	343.0
Tang Xiangdong	Chief Accountant	342.0
Total:		2,797.0

(1)	Those marked with asterisk (*) in the table represents that the person has resigned during the fiscal year ended December 31, 2016, of which: Mr. Shen Yi ceased to serve as the executive Director of the Company for the reason of age and Mr. Mu Anyun ceased to serve as the Deputy General Manager of the Company due to change of position.

The aggregate amount of cash remuneration paid by our Company in 2016 to all individuals who are our directors, supervisors and senior management members was approximately RMB2.8 million, of which approximately RMB1.4 million was paid to our non-independent directors and supervisors and approximately RMB0.4 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2016 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB0.2 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2016, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2016 or as of December 31, 2016 to which we or any of our subsidiaries was a party.

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

Board of Directors

In accordance with our currently effective Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and generally serve for a term of three years (except for Chen Jianping whose term is two years). Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination. Our board of directors held five meetings during the year ended December 31, 2016.

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors generally serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Liu Mengshu, Chen Shaohong, Shen Jiancong, Li Zhiming, Zhou Shangde and Song Min. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on May 29, 2014. Zhou Shangde and Song Min were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2014. Except for Zhou Shangde, whose term is two years, the term of the remaining supervisors is three years. Our supervisory committee held four meetings during the year ended December 31, 2016, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2016. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

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

Audit Committee

We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are Chen Song (Chairman), Jia Jianmin and Wang Yunting. Mr. Chen, Mr. Jia and Mr. Wang are “independent directors” of our Company as defined in Section 303A.02 of the NYSE Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. Our audit committee held six meetings during the year ended December 31, 2016. The duties of the audit committee include:

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

Remuneration Committee

We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Wu Yong, Hu Lingling, Chen Song (chairman of remuneration committee), Jia Jianmin and Wang Yunting. The remuneration committee will meet from time to time when required to consider remuneration-related matters of our Company.

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

As of December 31, 2014, 2015 and 2016, we had approximately 37,301, 43,824 and 44,609 employees, respectively. The increase in the number of our employees in 2016 was primarily due to an increase in passenger and freight transportation and transit operation personnel, and electricity personnel. The following chart sets forth the number of our employees by function as of December 31, 2016:

Function	Employees
Passenger and freight transportation and transit operation personnel(1) (2) (3)	19,989
Engineering personnel(4)	5,418
Driving personnel(5)	4,428
Public works personnel(6)	4,510
Electricity personnel(7)	2,042
Electricity and water supplies personnel(8)	2,376
Building construction personnel(9)	1,067
Various operations and other employees of subsidiaries(10)	69
Technical and administrative personnel(11)	4,710
Other employees(12)	115

Total	44,609

(1)	Passenger transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Freight transportation personnel mean those people responsible for organization of freight transportation.
(3)	Transit operation personnel mean those people responsible for providing station boarding services.
(4)	Engineering personnel mean those people responsible for locomotive operation and overhaul.
(5)	Driving personnel mean those people responsible for vehicle operation and overhaul.
(6)	Public works personnel mean those people responsible for station track and railroad switch maintenance.
(7)	Electricity personnel mean those people responsible for signal equipment maintenance.
(8)	Electricity and water supplies personnel mean those people responsible for catenary operation and overhaul as well as power and water consumption maintenance.
(9)	Building construction personnel mean those people responsible for construction, apartments and dining halls.
(10)	Various operations and other employees of subsidiaries mean all personnel involved in diversified businesses.
(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.
(12)	Other personnel include all personnel who have been sick, studying or early-retired.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2016, we paid approximately RMB6,219.3 million in aggregate salaries and benefits to our employees.

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

As of April 26, 2017, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

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

After the dissolution of MOR on March 14, 2013, the MOR’s administrative functions were transferred to the MOT and its subordinate body, the newly established State Railway Administration, whereas its commercial functions, together with its underlying assets, liabilities and staff, were transferred to the newly incorporated the CRC. Since GRGC was a railway corporation directly under the former MOR, its interests were also transferred to the CRC after the completion of the Reform on January 1, 2017. As a result thereof, the actual controlling entity of our Company’s largest shareholder became the CRC.

Shareholding Structure of our Company

As of March 31, 2017, we had 365 record holders holding our H shares (including ADSs) and 259,826 record holders holding our A shares according to records we obtained from Computershare Hong Kong Investor Services Limited and CSDC, respectively. Set out below is the current shareholding structure of our Company as of the date hereof:

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

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of April 20, 2017, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital
Ordinary Shares (A shares) (1)	GRGC	2,629,451,300	46.5	37.1

(1)	A shares held by GRGC are no longer restricted from sales and redemption starting from December 22, 2009.

The following table sets forth all persons who were known by us to beneficially own 5% or more of our issued and outstanding H shares as of April 20, 2017.

Identity of Person or Group	Shares Owned		Percentage of H Shares	Percentage of Total Capital
BlackRock, Inc.	271,821,893	(L)	19.0%	3.8%
	1,182,000	(S)	0.1%	0.02%
BlackRock Global Funds	201,265,049	(L)	14.1%	2.8%
FIL Limited	162,788,000	(L)	11.4%	2.3%
Fidelity Funds	125,726,000	(L)	8.8%	1.8%

Note: (L) – Long Position, (S) – Short Position

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

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2016. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure”.

Name of related parties	Relationship with Us
Single largest shareholder and its subsidiaries

GRGC	Single largest shareholder

Guangzhou Railway Group Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC

Guangmeishan Railway Company Limited	Subsidiary of GRGC

Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company	Subsidiary of GRGC

Guangzhou Railway Material Supply Company	Subsidiary of GRGC

Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of GRGC

Yangcheng Construction Company of Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC

Guangzhou Railway Real Estate Construction Company	Subsidiary of GRGC

Yuehai Railway Company Limited	Subsidiary of GRGC

Shichang Railway Company Limited	Subsidiary of GRGC

Guangzhou Railway Station Service Centre	Subsidiary of GRGC

GSRC	Subsidiary of GRGC

Changsha Railway Construction Company Limited	Subsidiary of GRGC

Guangzhou Qingda Transportation Company Limited	Subsidiary of GRGC

Guangzhou Yuetie Operational Development Company	Subsidiary of GRGC

Guangzhou Railway Rolling Stock Works	Subsidiary of GRGC

Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of GRGC

Shenzhen Guangshen Railway Living Service Centre	Subsidiary of GRGC

Guangzhou Yangcheng Living Service Centre	Subsidiary of GRGC

Pajiangkou Stone Pit of Yangcheng Railway Enterprise Development Company	Subsidiary of GRGC

Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of GRGC

Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of GRGC

Huaihua Railway Engineer Construction Company	Subsidiary of GRGC

Lechang Anjie Railway Sleeper Company Limited	Subsidiary of GRGC

Xiashen Railway Guangdong Company Limited	Subsidiary of GRGC

Ganshao Railway Company Limited	Subsidiary of GRGC

Guangzhou Railway Economic Technology Development Corporation	Subsidiary of GRGC

Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of GRGC

Associates of the Group

Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group

Shenzhen Guangzhou Railway Civil Engineering Company	Associate of the Group

Since the Restructuring carried out in 1996 in preparation for our initial public offering, certain transactions between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company continued in the form of cross-provision of goods and services.

We entered into the Comprehensive Services Framework Agreement with GRGC on October 27, 2010, or the Framework Agreement, which governs the mutual provision of services between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. The Framework Agreement has a term of three years beginning from January 1, 2011 and was approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 21, 2010. Upon its expiration, we entered into a second Comprehensive Services Framework Agreement with GRGC on October 18, 2013. The continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending December 31, 2016 were approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 19, 2013. Upon its expiration, we entered into a new Comprehensive Services Framework Agreement with CRC on November 1, 2016, which governs the mutual provision of services between our Company, GRGC and the subsidiaries of GRGC and other companies of the CRC Group. The continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending December 31, 2019 were approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 30, 2016.

According to the current Framework Agreement, the scope of services between us and the CRC Group include the following:

(a)	Mutual provision of railway transportation services, which comprise:

(i)	production co-ordination, safety management and dispatching services;

(ii)	application and rental services of railway infrastructure and transportation equipment;

(iii)	railway communications services;

(iv)	railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v)	crew services; and

(vi)	cleaning services of locomotives, trains and railway stations.

(b)	Mutual provision of railway related services, which comprise:

(i)	repair services of railway infrastructure and equipment;

(ii)	repair services of locomotives and trains;

(iii)	procurement and sales services of railway related materials;

(iv)	security services;

(v)	hygiene and epidemic prevention services;

(vi)	property management and building maintenance services; and

(vii)	project construction, management and supervision services.

(c)	We will provide special entrusted railway transportation services to the CRC Group, which include but are not limited to:

(i)	operation and management of passengers and freight transportation and related services; and

(ii)	repair services of transportation facilities and equipment.

(d)	Mutual provision of miscellaneous services between us and the CRC Group that are necessary for the proper functioning of railway transportation and operation.

The prices at which these mutual goods and services are provided under the current Framework Agreement are determined according to the following priority:

(a)	the prices as determined by Chinese government;

(b)	if the prices are not specified by Chinese government, the prices will be determined in accordance with the pricing standards and rules of national railways within the guidance prices set by Chinese government;

(c)	if the prices are not specified by Chinese government and Chinese government has not set applicable guidance prices, the prices shall be determined in accordance with the applicable industry price settlement rules;

(d)	except for applying the prices specified by Chinese government, the guidance prices set by Chinese government and the industry settlement rules, if there are comparable market prices or pricing standards, priority shall be given to such market prices or pricing standards as reference points to determine the prices upon negotiation;

(e)	if none of the above-mentioned pricing standards is available, the prices shall be determined with reference to the prices of non-connected transactions between the connected parties and independent third parties; and

(f)	if neither comparable market prices nor prices of non-connected transactions are available for reference, the prices shall be determined upon negotiation according to the aggregate of the total actual costs for providing the relevant services, reasonable profits and taxes and additional charges paid.

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	(RMB thousands)
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to GRGC and its subsidiaries(i)	424,743	751,956	1,425,538
Revenue collected by the CRC for railway network usage and related services provided to GRGC and its subsidiaries(ii)	1,153,630	1,180,852	1,400,876
Revenue from railway operation service provided to GRGC’s subsidiaries(iii)	359,740	550,168	579,253

	1,938,113	2,482,976	3,405,667
Other Businesses
Sales of materials and supplies to GRGC and its subsidiaries(iv)	22,579	25,940	29,449
Services received and purchases made
Railroad and Related Business
Provision of train transportation services by GRGC and its subsidiaries(i)	633,382	888,903	989,778
Cost settled by the CRC for railway network usage and related services provided by GRGC and its subsidiaries(ii)	1,436,711	1,406,962	1,628,336
Operating lease rental paid to GRGC for the leasing of land use rights	53,962	55,090	55,090

	2,124,055	2,350,955	2,673,204

Other Businesses
Social services (employee housing and public security services and other ancillary services) provided by GEDC(iii)	12,430	16,080	11,297
Provision of repair and maintenance services by GRGC and its subsidiaries(iv)	295,283	489,038	306,988
Purchase of materials and supplies from GRGC and its subsidiaries(v)	560,034	384,262	469,273
Provision of construction services by GRGC and its subsidiaries(vi)	280,983	226,089	347,409
Others	8,729	—	—

	1,157,459	1,115,469	1,134,967

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual cost incurred.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contract parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual cost incurred.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus a management fee ranging from 0.3% to 5%.
(vi)	Based on construction amount determined under national railway engineering guidelines.

We had the following material balances with our related parties as of the dates indicated:

	As of December 31,
	2015	2016
	(RMB thousands)
Trade receivables	862,199	730,061
- GRGC(i)	96,314	229,056
- Subsidiaries of GRGC(i)	765,885	501,005
Prepayments and other receivables	7,788	25,961
- GRGC	6,011	691
- Subsidiaries of GRGC	1,777	25,270
Prepayments for fixed assets and construction-in-progress	1,092	225
- GRGC	1,092	—
- Subsidiaries of GRGC(ii)	—	225
Trade payables	431,650	533,051
- GRGC(i)	24,467	61,486
- Subsidiaries of GRGC(ii)	366,015	432,712
- Associates	41,168	38,853
Payables for fixed assets and construction-in-progress	185,339	249,308
- GRGC	18,829	10,805
- Subsidiaries of GRGC	128,871	168,038
- Associates	37,639	70,465
Accruals and other payables	399,634	430,331
- GRGC	1,891	5,663
- Subsidiaries of GRGC(iii)	396,590	422,877
- Associates(iv)	1,153	1,791

(i)	The trade balances due from/to GRGC, subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(ii)	The trade payables due to subsidiaries of GRGC mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii)	The other payables due to subsidiaries of GRGC mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As of December 31, 2016, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2016. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2016 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

Transaction with the CRC and other railway companies

On March 14, 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of GRGC, MOR, was dissolved. The administrative function of MOR was transferred to the MOT and the newly established National Railway Bureau, and its business functions were transferred to the CRC. Accordingly, the equity interests of GRGC, which was previously wholly controlled by MOR, were transferred to the CRC. The Reform was completed on January 1, 2017.

We work in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues, which were previously executed by MOR, have been transferred to the CRC. As at December 31, 2016, the cooperation mode and pricing model had not been subject to any material changes.

The chart below sets forth the material transactions our Company undertook with the CRC and its subsidiaries during the last three fiscal years. Unless otherwise specified, the transactions disclosed below have excluded the transactions with GRGC and its subsidiaries:

	Year ended December 31,
	2014	2015	2016
	(RMB thousands)
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to the CRC Group(i)	5,229	36,515	29,794
Revenue collected by the CRC for services provided to the CRC Group(ii)	1,706,558	1,752,666	1,777,640
Revenue from railway operation service provided to the CRC Group(iii)	950,966	1,421,995	1,628,143

	2,662,753	3,211,176	3,435,577

Other Businesses
Provision of repairing services for cargo trucks to the CRC Group(ii)	259,470	284,348	323,993
Sales of materials and supplies to the CRC Group(iv)	43,239	38,395	7,073
Provision of apartment leasing services to the CRC Group(iv)	732	762	641

	303,441	323,505	331,707
Services received and purchases made
Railroad and Related Business
Provision of train transportation services by the CRC Group(i)	292,866	277,138	292,754
Cost settled by the CRC for services provided by the CRC Group(ii)	1,265,873	1,365,352	1,376,047

	1,558,739	1,642,490	1,668,801
Other Businesses
Provision of repair and maintenance services by the CRC Group(iv)	28,531	2,813	42,954
Purchase of materials and supplies from the CRC Group(v)	9,317	33,591	15,220
Provision of construction services by the CRC Group(vi)	—	13,538	4,385

	37,848	49,942	62,559

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee ranged from 0.3% to 5%.
(vi)	Based on construction amounts determined under national railway engineering guidelines.

The chart below sets forth the revenue collected and settled through the CRC for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	(RMB thousands)
Passenger transportation	6,630,629	6,642,129	6,960,491
Freight transportation	920,255	1,022,025	1,105,061
Luggage and parcel	148,863	86,199	86,883

	7,699,747	7,750,353	8,152,435

We cooperate with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on our behalf through the CRC’s nationwide settlement systems.

We had the following material balances maintained with the CRC Group as of December 31, 2015 and December 31, 2016:

	As of December 31,
	2015	2016
	(RMB thousands)
Due from the CRC Group
Trade receivables	897,030	1,443,272
Other receivables	6,700	4,672
Due to the CRC Group
Trade payables	62,709	65,496
Other payables	19,968	15,901

C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-78 following ITEM 19.

A.7	Legal Proceedings

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

Our Articles of Association require that cash dividends in respect of H shares be declared in RMB and paid in Hong Kong dollars at the average of the exchange rate as published by the PBOC for each day of the calendar week preceding the date of the dividend declaration. To the extent that we are unable to pay dividends in Hong Kong dollars from our own foreign exchange resources, we will have to obtain Hong Kong dollars through the interbank system or by other permitted means. Hong Kong dollar dividend payments will be converted by the depositary and distributed to holders of ADSs in U.S. dollars.

On March 29, 2017, our Board of Directors proposed a final dividend distribution of RMB0.08 per share to our shareholders for the year ended December 31, 2016. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders to be held on June 15, 2017.

B.	Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Price Range of our H shares and ADSs

As of December 31, 2016 and April 20, 2017, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2016 and April 20, 2017, there were 2,204,237 ADSs and 2,204,237 ADSs outstanding held by 139 and 137 registered holders, respectively.

The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
Annual highs and lows
2012	21.38	13.97	3.37	2.19
2013	28.17	18.73	4.48	2.81
2014	24.59	18.05	3.82	2.79
2015	34.85	18.92	5.43	2.92
2016	30.50	20.51	4.92	3.11
Quarterly highs and lows
First Quarter 2015	26.00	23.04	4.14	3.48
Second Quarter 2015	34.85	23.54	5.43	3.60
Third Quarter 2015	27.39	18.92	4.27	2.92
Fourth Quarter 2015	26.69	19.93	4.34	3.13
First Quarter 2016	24.43	20.51	3.90	3.11
Second Quarter 2016	25.74	21.22	4.05	3.30
Third Quarter 2016	27.51	22.74	4.38	3.52
Fourth Quarter 2016	30.50	25.58	4.92	3.97
Monthly highs and lows
October 2016	28.44	25.71	4.43	3.97
November 2016	27.99	25.58	4.32	3.98
December 2016	30.50	26.23	4.92	4.08
January 2017	33.18	29.96	5.17	4.63
February 2017	32.43	30.34	5.15	4.69
March 2017	32.34	30.10	5.03	4.63
April 2017 (through April 20, 2017)	31.60	30.08	4.97	4.60

During the year ended December 31, 2016, we did not purchase, sell or redeem any of our H shares.

In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The total number of shares of our Company after the A Share Offering is 7,083,537,000. As of December 31, 2016, our issued share capital consisted of:

	Number of shares	Percentage of shares (%)
Type of share capital
Domestic tradable shares without restriction on sales (A shares)	5,652,237,000	79.8
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.0

Public Float

As of April 26, 2017, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

Pre-Emptive Rights

There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

B.	Memorandum and Articles of Association

Our shareholders previously adopted the amended and restated Articles of Association at an annual shareholders’ general meeting held on June 25, 2009, which was filed as an exhibit to our annual report on Form 20-F with the SEC on June 22, 2010. On September 27, 2012 and May 28, 2015, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2016. On May 26, 2016, our shareholders passed resolutions to make additional amendments concerning the scope of the business of the Company set forth in Article 13 of the Articles of Association, the full text of which is filed as Exhibit 1.1 hereto.

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

Other than the Comprehensive Services Framework Agreement, dated as of November 1, 2016, all other material contracts we entered into during the fiscal years of 2015 and 2016 were made in the ordinary course of business.

D.	Exchange Controls

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. Effective January 1, 1994, the dual foreign exchange system in China was abolished in accordance with the notice of the PBOC concerning future reform of the foreign currency control system issued December 1993. The conversion of RMB into U.S. dollars in China currently must be based on the PBOC rate. The PBOC rate is set based on the previous day’s Chinese interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 2012, and further widened such floating band to 2% in March 2014. In recent years, the PBOC has been working to develop a mechanism for formulating the midpoint rate of the RMB. On August 11, 2015, it announced the implementation of the RMB exchange rate formation mechanism reform to allow the market to play a bigger role in exchange rate determination. As a result thereof, the PBOC guided the RMB weaker by lowering the midpoint rate to reflect the prevailing market rate, while emphasizing the use of the closing rate on the preceding day as a reference when deciding the midpoint rate. In February 2016, the PBOC disclosed a mechanism for formulating the midpoint rate of the RMB based on the “closing rate on the preceding date + currency basket-based adjustment” rule.

Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2016, we incurred a foreign exchange gain of approximately RMB6.4 million due to the depreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB4.3 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2016, we maintained the equivalent of approximately RMB115.8 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

The Agreement Between the Government of the United States of America and the PRC Government for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, together with related protocols, referred to herein as the “US-PRC tax treaty,” currently limits the rate of PRC withholding tax upon dividends paid by our Company to a U.S. holder (as defined below under “U.S. Federal Income Taxation”) who is a resident of the United States for purposes of the U.S.-PRC tax treaty to 10%. It is uncertain if the US-PRC tax treaty exempts from PRC tax the capital gains of a U.S. holder arising from the sale or disposition of H shares or ADSs. U.S. holders are advised to consult their tax advisors with respect to these matters.

U.S. Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the U.S. federal income tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	banks, insurance companies and financial institutions;

•	U.S. expatriates;

•	tax-exempt entities;

•	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own 10% or more of our voting stock;

•	U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders whose functional currency is not the U.S. dollar.

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

You are a “U.S. holder” if you are a beneficial owner of H shares or ADSs and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

•	that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (including any entity taxed as a partnership for U.S. federal income tax purposes) holds the H shares or ADSs, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds the H shares or ADSs, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the H shares or ADSs.

This discussion does not address any U.S. federal estate or gift tax consequences, or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the H shares or ADSs.

We urge you to consult your tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of the H shares or ADSs.

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company (a “PFIC”), as discussed under “PFIC Rules” below.

Distributions on the H shares or ADSs

The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States,

but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year the dividend is paid or the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC (and were not a PFIC for our prior taxable year) and we are considered eligible for the benefits of the U.S.-PRC tax treaty. Our status as a qualified foreign corporation, however, may change.

Distributions by a corporation that exceed its current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally are treated as a return of capital to the extent of a shareholder’s basis in the corporation’s shares, and thereafter as capital gain. We do not maintain calculations of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, and you should expect that the full amount of any distribution to you will be treated as a dividend for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

If we make a distribution paid in Hong Kong dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars on such date. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as foreign currency exchange gain or loss that is U.S.-source ordinary income or loss for foreign tax credit limitation purposes.

Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the U.S.-PRC tax treaty, may be creditable against your U.S. federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non- U.S. taxes imposed on dividends paid on the H shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates where the H shares or ADSs have been held more than one year. Your ability to deduct capital losses is subject to limitations.

If any PRC tax is withheld from your gain on a disposition of H shares or ADSs, such tax would only be creditable against your U.S. federal income tax liability to the extent that you have foreign-source income. However, in the event that PRC tax is withheld, a U.S. holder that is eligible for the benefits of the U.S.- PRC tax treaty may be able to treat the gain as foreign-source income for foreign tax credit limitation purposes.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition to the date you convert the payment into U.S. dollars will be treated as foreign currency exchange gain or loss that is U.S.-source ordinary income or loss for foreign tax credit limitation purposes.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2016 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H shares or ADSs and with respect to gain from a disposition of the H shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is allocated to the current year, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for U.S. federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the market-to-market election. Your basis in the H shares or ADSs will be adjusted to reflect any such gain or loss. The NYSE on which the ADSs are traded is a qualified exchange for U.S. federal income tax purposes.

Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H shares or ADSs during any year that we are a PFIC, you generally will be required to file Internal Revenue Service (the “IRS”), Form 8621, as described in the instructions to Form 8621, subject to certain exceptions based on the value of PFIC stock held. We encourage you to consult your own tax advisor concerning the U.S. federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you:

•	fall within various other exempt categories, and, when required, demonstrate this fact; or

•

provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the IRS.

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

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2015 and 2016.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2015 and 2016 are set forth below.

	As of December 31,
Monetary assets and liabilities	Currency Denomination	2015	2016
	(RMB thousands)
Cash and cash equivalents	USD	—	96
Cash and cash equivalents	HKD	72,140	115,680
Other receivables	HKD	71	66
Other payables	HKD	—	—

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We incurred a foreign exchange gain of RMB6.4 million for the year ended December 31, 2016. As of December 31, 2016, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB115.8 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB4.3 million in these balances.

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

Interest Rate Risks

As of December 31, 2016, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Other than deposits held in banks, the Group does not have significant interest-bearing assets.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2016, at present and in our normal course of business, we are not subject to any other material market-related risks.

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

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse and waive certain fees and expenses incurred by us in connection with our ADR program.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2016:

Category of Expenses	Amount (US$)
NYSE list fee	75,000.00
Broker reimbursements	13,387.09
Miscellaneous	19,727.07

Total	108,114.16

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2016. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2016, under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

On December 30, 2016, we appointed PricewaterhouseCoopers Zhong Tian LLP, or PwC China, as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers, or PwC HK (“PwC HK” and “PwC China”, collectively referred to herein as “PwC”).

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2015 and 2016.

	2015	2016
	(RMB millions)
Audit Fees	8.08	8.08
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.25	0.19

Total	8.33	8.27

1.	Traveling expenses and tax fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2016, there did not exist any amount that became payable but remained outstanding.

All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2016, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)(1) Previous independent registered public accounting firm.

(i) On December 30, 2016, we appointed PwC China, as our independent registered public accounting firm, and dismissed PwC HK.

(ii) The reports of PwC HK on the financial statements for the fiscal years ended December 31, 2015 and 2014 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) Our Audit Committee participated in and approved the decision to change our independent registered public accounting firm.

(iv) During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through December 30, 2016, there were no disagreements with PwC HK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC HK would have caused them to make reference thereto in their reports on the financial statements for such years.

(v) During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through December 30, 2016, there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

(2) New independent registered public accounting firm.

PwC China was appointed to be our new independent registered public accounting firm for the purpose of this Form 20-F for the year ended December 30, 2016. During the fiscal years ended December 31, 2015 and 2014 and the subsequent interim period through December 30, 2016, other than in the ordinary course of the audit, we did not consult with PwC China regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to us that PwC China concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or a “reportable event”, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

(3) We have provided PwC HK with a copy of the foregoing disclosure, and requested that PwC HK furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 26, 2017, is filed as Exhibit 16.1 to this Form 20-F.

(b) Not applicable.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-78 following ITEM 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-78 following this item.

(b)	Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Association

2.1(1)	Form of Amendment to Deposit Agreement

2.2(1)	Form of American Depositary Receipt

4.1(2)	English Translation of the Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company

4.2	English Translation of the Comprehensive Services Framework Agreement, dated November 1, 2016, between Guangshen Railway Company Limited and China Railway Corporation

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2016

11.1(3)	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

16.1	Letter from PricewaterhouseCoopers to the SEC

(1)	Incorporated by reference from the Registrant’s Form F-6 filed with the SEC on May 12, 2015.
(2)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
(3)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 26, 2017	By:	/s/ Wu Yong
Wu Yong
Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2,3,4

Consolidated Balance Sheets as at December 31, 2015 and 2016	F-5

Consolidated Comprehensive Income Statements for the years ended December 31, 2014, 2015 and 2016	F-6,7

Consolidated Cash Flow Statements for the years ended December 31, 2014, 2015 and 2016	F-8

Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2015 and 2016	F-9,10

Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of comprehensive income, of cash flows, and of changes in equity present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) at December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 26, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated balance sheet as of December 31, 2015 and the related consolidated statements of comprehensive income, of cash flows, and of changes in equity for each of the two years in the period ended December 31, 2015 present fairly, in all material respects, the financial position of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

April 27, 2016

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2015 AND 2016

(Amounts in thousands)

		December 31
	Note	2015	2016	2016
		RMB	RMB	US$*
ASSETS
Non-current assets
Fixed assets-net	6	24,073,759	24,278,032	3,496,764
Construction-in-progress	7	569,573	790,308	113,828
Prepayments for fixed assets and construction-in-progress		46,546	60,095	8,655
Leasehold land payments	8	948,526	1,624,859	234,028
Goodwill	9	281,255	281,255	40,509
Investments in associates	11	168,711	167,604	24,140
Deferred tax assets	12	93,249	79,929	11,512
Long-term prepaid expenses	13	14,485	7,824	1,127
Available-for-sale investments	15	53,826	53,826	7,753
Long-term receivable	16	30,804	31,406	4,524

		26,280,734	27,375,138	3,942,840

Current assets
Materials and supplies	17	307,056	332,607	47,905
Trade receivables	18	2,886,066	3,364,366	484,569
Prepayments and other receivables	19	142,613	330,491	47,601
Short-term deposits	20	106,000	108,000	15,556
Cash and cash equivalents	20	2,220,803	1,359,656	195,831

		5,662,538	5,495,120	791,462

Total assets		31,943,272	32,870,258	4,734,302

EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	21	7,083,537	7,083,537	1,020,242
Share premium		11,562,738	11,562,738	1,665,381
Other reserves	22	2,708,543	2,825,593	406,970
Retained earnings		6,107,670	6,582,190	948,032

		27,462,488	28,054,058	4,040,625

Non-controlling interests		(18,226)	(24,003)	(3,457)

Total equity		27,444,262	28,030,055	4,037,168

Liabilities
Non-current liabilities
Deferred income relating to government grants	23	103,985	106,810	15,384
Deferred tax liabilities	12	71,376	68,883	9,921

		175,361	175,693	25,305

Current liabilities
Trade payables	25	1,105,291	1,143,523	164,702
Payables for fixed assets and construction-in-progress		1,425,998	1,765,185	254,240
Dividends payable		14,318	15,542	2,239
Income tax payable		313,656	121,513	17,501
Accruals and other payables	26	1,464,386	1,618,747	233,147

		4,323,649	4,664,510	671,829

Total liabilities		4,499,010	4,840,203	697,134

Total equity and liabilities		31,943,272	32,870,258	4,734,302

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.9430, the certified exchange rates for December 30, 2016 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2016 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$*
Revenue from Railroad and Related Business
Passenger transportation		6,988,288	6,997,562	7,358,851	1,059,895
Freight transportation		1,763,679	1,761,449	1,718,260	247,481
Railway network usage and other transportation related services		5,031,241	5,874,727	7,093,198	1,021,633

		13,783,208	14,633,738	16,170,309	2,329,009
Revenue from other businesses		1,017,573	1,091,571	1,110,195	159,901

Total revenue		14,800,781	15,725,309	17,280,504	2,488,910
Operating expenses
Railroad and Related business
Business tax and surcharge		(61,021)	(46,785)	(38,723)	(5,577)
Employee benefits	27	(4,441,615)	(4,767,083)	(5,654,869)	(814,471)
Equipment leases and services		(3,629,757)	(3,908,545)	(4,193,555)	(603,998)
Land use right leases	35(b)	(53,962)	(55,090)	(55,090)	(7,935)
Materials and supplies		(1,310,106)	(1,224,262)	(1,336,614)	(192,512)
Repair and facilities maintenance costs, excluding materials and supplies		(905,540)	(716,193)	(612,484)	(88,216)
Depreciation of fixed assets		(1,405,580)	(1,387,534)	(1,488,324)	(214,363)
Cargo logistics and outsourcing service charges		—	(158,947)	(206,195)	(29,698)
Amortisation of leasehold land payments		(18,245)	(17,949)	(27,338)	(3,937)
Social services expenses		(12,430)	(16,080)	(11,297)	(1,627)
Utility and office expenses		(74,740)	(63,602)	(55,718)	(8,025)
Reversal of/(provision for) impairment of materials and supplies		—	(64,096)	5,209	750
Others		(816,832)	(724,239)	(886,795)	(127,725)

		(12,729,828)	(13,150,405)	(14,561,793)	(2,097,334)

Other businesses
Business tax and surcharge		(29,957)	(31,759)	(13,593)	(1,958)
Employee benefits	27	(469,273)	(443,014)	(564,478)	(81,302)
Materials and supplies		(306,128)	(341,386)	(360,552)	(51,930)
Depreciation of fixed assets		(23,694)	(24,208)	(30,646)	(4,414)
Amortisation of leasehold land payments		(919)	(10,464)	(11,332)	(1,632)
Utility and office expenses		(34,880)	(30,080)	(23,051)	(3,320)
Others		(157,282)	(125,419)	(72,554)	(10,450)

		(1,022,133)	(1,006,330)	(1,076,206)	(155,006)

Total operating expenses		(13,751,961)	(14,156,735)	(15,637,999)	(2,252,340)
Other income and other gains/(losses) - net	28	7,138	(114,627)	(108,270)	(15,594)

Operating profit		1,055,958	1,453,947	1,534,235	220,976
Finance income/(costs)-net	29	(180,373)	(4,608)	2,551	367
Share of results of associates	11	5,048	2,499	7,223	1,041

Profit before income tax		880,633	1,451,838	1,544,009	222,384
Income tax expense	30	(219,507)	(388,530)	(390,309)	(56,217)

Profit for the year		661,126	1,063,308	1,153,700	166,167

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2014		2015		2016		2016
		RMB		RMB		RMB		US$*
Profit for the year			661,126		1,063,308		1,153,700		166,167

Other comprehensive income			—		—		—		—

Total comprehensive income for the year, net of tax			661,126		1,063,308		1,153,700		166,167

Profit attributable to:
Equity holders of the Company			662,021		1,070,822		1,158,253		166,823
Non-controlling interests			(895)		(7,514)		(4,553)		(656)

			661,126		1,063,308		1,153,700		166,167

Total comprehensive income attributable to:
Equity holders of the Company			662,021		1,070,822		1,158,253		166,823
Non-controlling interests			(895)		(7,514)		(4,553)		(656)

			661,126		1,063,308		1,153,700		166,167

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	31	RMB	0.09	RMB	0.15	RMB	0.16	US$	0.02

Earnings per equivalent ADS
- Basic and diluted	31	RMB	4.67	RMB	7.56	RMB	8.18	US$	1.18

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.9430, the certified exchange rates for December 30, 2016 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2016 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands)

		Year ended December 31
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	33(a)	2,421,206	2,520,379	2,212,863	318,719
Interest paid		(167,650)	—	—	—
Income tax paid		(307,980)	(260,688)	(571,625)	(82,332)

Net cash generated from operating activities		1,945,576	2,259,691	1,641,238	236,387

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets, net of related payables		(999,633)	(1,292,273)	(1,973,897)	(284,300)
Proceeds from disposal of fixed assets and leasehold land	33(b)	708	7,821	17,950	2,585
Government grants received		—	8,160	6,082	876
Interest received		128,139	2,895	1,949	281
Payment for investment in associates		—	(19,110)	—	—
(Increase)/ decrease in short-term deposits with maturities more than three months, net		4,379,600	(2,000)	(2,000)	(288)
Dividends received		4,904	5,884	14,214	2,047
Payment for business combination, net of cash acquired		(139,897)	(60,612)	—	—

Net cash generated from/(used in) investing activities		3,373,821	(1,349,235)	(1,935,702)	(278,799)

Cash flows from financing activities:
Repayments of bond payables		(3,500,000)	—	—	—
Dividends paid to non-controlling interests’ shareholders		—	(533)	—	—
Dividends paid to the Company’s shareholders		(566,685)	(354,177)	(566,683)	(81,619)
Payments for management fee of bond payables		(333)	—	—	—

Net cash used in financing activities		(4,067,018)	(354,710)	(566,683)	(81,619)

Net increase/(decrease) in cash and cash equivalents		1,252,379	555,746	(861,147)	(124,031)

Cash and cash equivalents, at beginning of year		412,678	1,665,057	2,220,803	319,862

Cash and cash equivalents, at end of year	20	1,665,057	2,220,803	1,359,656	195,831

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.9430, the certified exchange rates for December 30, 2016 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2016 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 21)		Share premium RMB		Statutory surplus reserve RMB (Note 22)		Discretionary surplus reserve RMB (Note 22)		Other reserve RMB (Note 22)	Retained earnings RMB		Total RMB		Non- controlling interests RMB		Total equity RMB
Balance at January 1, 2016		7,083,537		11,562,738		2,404,484		304,059	—		6,107,670		27,462,488		(18,226)		27,444,262
Total comprehensive income		—				—			—		1,158,253		1,158,253		(4,553)		1,153,700
Profit for the year		—				—			—		1,158,253		1,158,253		(4,553)		1,153,700
Other comprehensive income		—				—			—				—		—		—
Special reserve-Safety Production Fund (Note 22)		—		—		—		—	—		—		—		—		—
Appropriation		—		—		—		—	204,792		(204,792)		—		—		—
Utilisation		—		—		—		—	(204,792)		204,792		—		—		—
Appropriations from retained earnings (Note 22)		—		—		117,050		—	—		(117,050)		—		—		—
Dividends relating to 2015		—		—		—		—	—		(566,683)		(566,683)		(1,224)		(567,907)

Balance at December 31, 2016		7,083,537		11,562,738		2,521,534		304,059	—		6,582,190		28,054,058		(24,003)		28,030,055

Balance at December 31, 2016(*)	US$	1,020,242	US$	1,665,381	US$	363,176	US$	43,794	—	US$	948,032	US$	4,040,625	US$	(3,457)	US$	4,037,168

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.9430, the certified exchange rates for December 30, 2016 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2016 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION

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

On 14 March 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established National Railway Bureau. The business functions were transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were also transferred to the CRC (“Reform”). The Reform was completed and CRC became the controlling entity of the Company’s principal shareholder, Guangzhou Railway Group. Upon the completion of necessary procedures and approval, CRC became the controlling entity of the Company’s principal shareholder, Guangzhou Railway Group since 1 January 2017. CRC, together with subsidiaries which were wholly controlled by MOR previously became related parties (hereinafter collectively as “CRC Group”).

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

The financial statements were authorised for issue by the board of directors of the Company on 26 April 2017.

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

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2016:

•	Accounting for acquisitions of interests in joint operations – Amendments to IFRS 11

•	Clarification of acceptable methods of depreciation and amortisation – Amendments to IAS 16 and IAS 38

•	Annual improvements to IFRSs 2012 – 2014 cycle, and

•	Disclosure initiative – amendments to IAS 1.

The directors of the Company consider that the adoption of the amendments to standards have no material impact on the Group’s operating results and financial position.

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2016 but are not effective for IFRS financial statements for the year ended 31 December 2016

•

Amendments to IFRS 10 and IAS 28 “Sale or contribution of assets between an investor and its associate or joint venture”. The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary. These amendments were originally intended to be effective for annual periods beginning on or after 1 January 2016. The effective date is unknown.

•

Amendments to IAS 7 “Disclosure Initiative”. The amendments are part of the IASB’s disclosure initiative project and introduce additional disclosure requirements intended to address investors’ concerns that financial statements do not currently enable them to understand the entity’s cash flows; particularly in respect to the management of financing activities. These amendments will be effective for annual periods beginning on or after 1 January 2017.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2016 but are not effective for IFRS financial statements for the year ended 31 December 2016(continued):

•

Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealised Losses “. The amendments clarify the recognition of deferred tax assets for unrealised losses related to debt instruments measured at fair value. These amendments will be effective for annual periods beginning on or after 1 January 2017.

•

Amendments to IFRS 2 “ Classification and Measurement of Share-based Payment Transactions “. The amendments relate to the following areas: (1) The accounting for the effects of vesting conditions on cash-settled share-based payment transactions;(2) The classification of share-based payment transactions with net settlement features for withholding tax obligations;(3) The accounting for a modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity-settled. These amendments will be effective for annual periods beginning on or after 1 January 2018.

•

IFRS 9, “Financial instruments”. IFRS 9 (2014), “Financial instruments” replaces the whole of IAS 39. IFRS 9 has three financial asset classification categories for investments in debt instruments: amortised cost, fair value through other comprehensive income (“OCI”) and fair value through profit or loss. Classification is driven by the entity’s business model for managing the debt instruments and their contractual cash flow characteristics. Investments in equity instruments are always measured at fair value. However, management can make an irrevocable election to present changes in fair value in OCI, provided the instrument is not held for trading. If the equity instrument is held for trading, changes in fair value are presented in profit or loss. For financial liabilities there are two classification categories: amortised cost and fair value through profit or loss. Where non-derivative financial liabilities are designated at fair value through profit or loss, the changes in the fair value due to changes in the liability’s own credit risk are recognised in OCI, unless such changes in fair value would create an accounting mismatch in profit or loss, in which case, all fair value movements are recognised in profit or loss. There is no subsequent recycling of the amounts in OCI to profit or loss. For financial liabilities held for trading (including derivative financial liabilities), all changes in fair value are presented in profit or loss. IFRS 9 introduces a new model for the recognition of impairment losses—the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 contains a ‘three stage’ approach, which is based on the change in credit quality of financial assets since initial recognition. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS39. This standard will be effective for annual periods beginning on or after 1 January 2018.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2016 but are not effective for IFRS financial statements for the year ended 31 December 2016 (continued):

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

•

IFRS16 “Leases”. IFRS 16 provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. The lessors accounting stays almost the same as under IAS 17. However, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. This standard will be effective for annual periods beginning on or after 1 January 2019.

The Group has already commenced an assessment of the impact of these new or revised standards which are relevant to the Group’s operation. According to the preliminary assessment made by the directors of the Company, no significant impact on the financial performance and positions of the Group is expected when adopting IFRS 9, IFRS 15 and IFRS16. At this stage, the Group does not intend to adopt the standard before its effective date.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3	Associates (continued)

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

Note a:

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease( details contained in Note 35(b)); and the initial period of certain land use right acquired(Note 2.8), on which these assets are located.

The Group will renew the term of extend land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except public interests. In addition, based on the provision of the land use right operating lease agreement entered into with the single largest shareholder (Note 35(b)), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors consider the current estimated useful lives of those assets to be reasonable.

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

2.10	Impairment of non-financial assets other than goodwill

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11	Financial assets (continued)

2.11.2	Recognition and measurement (continued)

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

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss, is removed from equity and recognised in profit or loss. Impairment losses recognised in the consolidated comprehensive income statement on equity instruments are not reversed through the consolidated comprehensive income statement.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19	Trade payables (continued)

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

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation .

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

The Group recognises revenue when the services are rendered and the amount of revenue can be reliable measured, future economic benefits will probably flow to the entity with reasonably certainty, and specific criteria have been met for each of the Group’s activities as described below. The recognition also involves use of estimates exercised by management based on historical results, takes into consideration the different type of customers, transactions and the specifics of each arrangement.

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

Revenue from freight transportation (continued)

The revenues are presented at the gross amounts of the attributable freight charges computed from the standard freight charges imposed by CRC.

Revenue from railway network usage and other transportation related services

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in PRC. The information relating to network usage service is captured and processed by the central clearance system of CRC. The revenue from network usage services are recognized on a monthly basis, when the services are rendered within that month and revenue can be reliably measured, i.e. upon approval and notification made in the CRC Monthly Statement, for the transactions completed within that month, when the respective revenue amounts can be reliably measured and when collectability is certain. Railway operation services and other services are rendered solely by the Group and they are recognized when the services are rendered and revenue can be reliably measured. All proceeds are collected by the Group directly.

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

Government grants relating to fixed assets are included in non-current liabilities as deferred government grants and are credited to the comprehensive income statement on a straight-line basis over the expected lives of the related assets.

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

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk and cash flow and fair value interest rate risk), credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

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

The following table shows the Group’s foreign currency denominated monetary assets in RMB equivalent:

	Currency	As at 31 December
Monetary assets	denomination	2015	2016
		(RMB’000)	(RMB’000)
Cash and cash equivalents	HKD	72,140	115,680
Cash and cash equivalents	USD	—	96
Other receivables	HKD	71	66

		72,211	115,842

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2016, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB4,340,000 (2015: RMB2,708,000 ) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.38% (2015: 1.71%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

As at 31 December 2015 and 2016, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from bank balances, trade and other receivables (excluding prepayments) and long-term receivable.

The credit quality of financial assets that are neither past due nor impaired can be analysed by the nature of counterparties as follows:

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Trade receivables
Due from CRC Group	885,472	1,314,352
Due from related parties	804,845	721,557
Due from third parties	499,946	481,372

	2,190,263	2,517,281

Other receivables excluding prepayments
Due from CRC Group	6,378	3,846
Due from related parties	6,953	2,619
Due from third parties	69,536	220,035

	82,867	226,500

Long-term receivable
Due from a third party	30,804	31,406

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

	As at December 31, 2015 RMB’000	As at December 31, 2016 RMB’000
Cash at bank and short-term deposits
Placed in listed banks in the PRC	2,326,757	1,467,616

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

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000
At 31 December 2016
Trade and other payables excluding tax payables, employee benefits payables and advances	2,201,483	—	—
Dividends payable	15,542	—	—
Payables for fixed assets and construction-in-progress	1,765,185	—	—

At 31 December 2015
Trade and other payables excluding tax payables, employee benefits payables and advances	2,136,570	—	—
Dividends payable	14,318	—	—
Payables for fixed assets and construction-in-progress	1,425,998	—	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

As at December 2015 and 2016, the Group did not have borrowings and bonds. The directors are of the opinion that the Group’s capital risk is low.

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

As at 31 December 2016, the Group did not have any financial instruments that were measured at fair value.

As at 31 December 2016, the fair values of other financial instruments approximated their carrying values.

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

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for 2014, 2015 and 2016 are as follows:

	The Railway Transportation Business			Others			Elimination			Total
	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
- Railroad and Related Business	13,783,208	14,633,738	16,170,309	—	—	—	—	—	—	13,783,208	14,633,738	16,170,309
- Other Businesses	586,564	672,455	663,418	473,204	458,944	487,097	(42,195)	(39,828)	(40,320)	1,017,573	1,091,571	1,110,195

Total revenue	14,369,772	15,306,193	16,833,727	473,204	458,944	487,097	(42,195)	(39,828)	(40,320)	14,800,781	15,725,309	17,280,504

Segment result	869,701	1,487,249	1,549,120	13,394	(28,549)	3,548	(2,462)	(6,862)	(8,659)	880,633	1,451,838	1,544,009

Finance costs/(income)	180,208	4,448	(2,728)	165	160	177	—	—	—	180,373	4,608	(2,551)
Share of results of associates	5,048	2,499	7,223	—	—	—	—	—	—	5,048	2,499	7,223
Depreciation	1,423,023	1,404,439	1,511,570	6,251	7,303	7,400	—	—	—	1,429,274	1,411,742	1,518,970
Amortisation of leasehold land payments	18,245	17,949	27,338	919	10,464	11,332	—	—	—	19,164	28,413	38,670
Amortisation of long-term prepaid expenses	13,610	13,842	6,729	321	337	239	—	—	—	13,931	14,179	6,968
Impairment of fixed assets	—	80,393	—	—	—	—	—	—	—	—	80,393	—
Impairment of construction-in progress	—	2,434	5,662	—	—	—	—	—	—	—	2,434	5,662
Loss arising from business combination	—	—	—	—	45,073	—	—	—	—	—	45,073	—
(Reversal of)/provision for impairment of materials and supplies	—	64,096	(5,209)	—	—	—	—	—	—	—	64,096	(5,209)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2014, 2015 and 2016 is as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2014	2015	2016	2014	2015	2016	2014	2015	2016	2014	2015	2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	869,701	1,487,249	1,549,120	13,394	(28,549)	3,548	(2,462)	(6,862)	(8,659)	880,633	1,451,838	1,544,009
Income tax expense	(214,389)	(372,142)	(385,840)	(5,118)	(16,388)	(4,469)	—	—	—	(219,507)	(388,530)	(390,309)

Profit/(loss) for the year	655,312	1,115,107	1,163,280	8,276	(44,937)	(921)	(2,462)	(6,862)	(8,659)	661,126	1,063,308	1,153,700

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Railway Transportation Business		All other segments		Elimination		Total
	2015	2016	2015	2016	2015	2016	2015	2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	31,554,271	32,483,625	595,173	586,519	(206,172)	(199,886)	31,943,272	32,870,258

Total segment assets include:
Investment in associates	168,711	167,604	—	—	—	—	168,711	167,604
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,625,915	2,817,557	363,926	3,279	—	—	1,989,841	2,820,836

Total segment liabilities	4,066,001	4,398,759	578,754	588,128	(145,745)	(146,684)	4,499,010	4,840,203

Revenues of approximately RMB3,407,998,000 (2014: RMB1,958,375,000 and 2015: RMB2,508,916,000) are derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET

	Buildings RMB’000	Tracks, bridges and service roads RMB’000	Locomotives and rolling stock RMB’000	Communications and signalling systems RMB’000	Other machinery and equipment RMB’000	Total RMB’000
At 1 January 2015
Cost	6,723,551	15,433,890	7,568,098	1,712,493	5,810,040	37,248,072
Accumulated depreciation	(2,066,210)	(2,769,268)	(3,487,701)	(1,216,155)	(3,528,366)	(13,067,700)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210

Year ended 31 December 2015
Opening net book amount	4,657,341	12,664,622	4,080,397	496,338	2,280,512	24,179,210
Additions due to business combination	22,550	1,346	—	—	599	24,495
Other additions	8,991	—	488,335	11,845	113,443	622,614
Transfer in from construction-in-progress (Note 7)	241,860	234,030	38,470	90,469	218,690	823,519
Reclassifications	616	—	—	—	(616)	—
Impairment	—	—	(80,393)	—	—	(80,393)
Disposals	(5,187)	(48,341)	(26,408)	(293)	(3,715)	(83,944)
Depreciation charges	(273,380)	(217,204)	(431,070)	(132,392)	(357,696)	(1,411,742)

Closing net book amount	4,652,791	12,634,453	4,069,331	465,967	2,251,217	24,073,759

At 31 December 2015
Cost	6,989,242	15,615,264	7,657,021	1,807,311	6,022,269	38,091,107
Accumulated depreciation	(2,336,451)	(2,980,811)	(3,587,690)	(1,341,344)	(3,769,890)	(14,016,186)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,652,791	12,634,453	4,069,331	465,967	2,251,217	24,073,759

Year ended 31 December 2016
Opening net book amount	4,652,791	12,634,453	4,069,331	465,967	2,251,217	24,073,759
Additions due to business combination (Note 36)	—	—	565,493	11,859	71,538	648,890
Other additions	6,294	—	446,754	42,182	154,100	649,330
Transfer in from construction-in-progress (Note 7)	485,087	88,128	36,584	77,808	330,106	1,017,713
Transfer out to construction-in-progress for repair (Note 7)	(4,743)	—	(189,888)	(2,958)	(8,797)	(206,386)
Transfer in from construction-in-progress after repair	10,451	2,088	430,050	6,613	21,833	471,035
Reclassifications	(10,141)	(94)	—	172	10,063	—
Reclassified to leasehold land payments (a)	—	(715,003)	—	—	—	(715,003)
Disposals	(946)	(92,586)	(42,618)	(1,621)	(4,565)	(142,336)
Depreciation charges	(293,503)	(216,765)	(460,387)	(107,148)	(441,167)	(1,518,970)

Closing net book amount	4,845,290	11,700,221	4,855,319	492,874	2,384,328	24,278,032

At 31 December 2016
Cost	7,468,977	14,887,093	8,557,841	1,917,478	6,514,493	39,345,882
Accumulated depreciation	(2,623,687)	(3,186,872)	(3,702,522)	(1,424,604)	(4,129,003)	(15,066,688)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,845,290	11,700,221	4,855,319	492,874	2,384,328	24,278,032

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET (CONTINUED)

(a)	The costs of approximately RMB715,003,000 in relation to land use right have been reclassified to the leasehold land payments (Note 8)

(b)	As at 31 December 2016, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,819,505,000 (2015: RMB1,753,314,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

(c)	As at 31 December 2016, fixed assets of the Group with an aggregate net book value of approximately RMB116,953,000 (2015: RMB100,888,000) had been fully depreciated but they were still in use.

7	CONSTRUCTION-IN-PROGRESS

	2015	2016
	RMB’000	RMB’000
At 1 January	401,434	569,573
Additions due to business combination (Note 36)	—	59,992
Transfer in from fixed assets for repair (Note 6)	—	206,386
Other additions	994,092	1,448,767
Transfer to fixed assets (Note 6)	(823,519)	(1,017,713)
Transfer out to fixed assets after repair(Note 6)	—	(471,035)
Impairment	(2,434)	(5,662)

At 31 December	569,573	790,308

Construction-in-progress as at 31 December 2016 mainly was improvement projects for road existing railway equipment in the PRC.

For the year ended 31 December 2016, no interest expense (2015: Nil) had been capitalised in the construction-in-progress balance as there were no third party borrowings during this year.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

8	LEASEHOLD LAND PAYMENTS

The Group’s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analysed as follows:

RMB’000
At 1 January 2015
Cost	965,148
Accumulated amortisation	(297,143)

Net book amount	668,005

Year ended 31 December 2015
Opening net book amount	668,005
Additions	308,934
Amortisation charges	(28,413)

Closing net book amount	948,526

At 31 December 2015
Cost	1,274,082
Accumulated amortisation	(325,556)

Net book amount	948,526

Year ended 31 December 2016
Opening net book amount	948,526
Transfer from fix assets (Note 6)	715,003
Amortisation charges	(38,670)

Closing net book amount	1,624,859

At 31 December 2016
Cost	1,989,085
Accumulated amortisation	(364,226)

Net book amount	1,624,859

As at 31 December 2016, land use right certificates of certain parcels of land of the Group with an aggregate carrying value of approximately RMB936,304,000 (2015: RMB236,522,000), respectively had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

The remaining lease period of leasehold land as at 31 December 2016 was as follows:

	2015	2016
	RMB’000	RMB’000
Lease of between 10 to 50 years	948,526	1,624,859

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL

RMB’000
Year ended 31 December 2015 and 2016
Opening net book amount	281,255
Additions	—
Impairment	—

Closing net book amount	281,255

At 31 December 2015 and 2016
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

As at 31 December 2015 and 2016, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.

On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve the operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s other railway business (collectively the “Combined Railway Business”) represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. As a result, the goodwill balance has been allocated to the CGU comprising the Combined Railway Business.

The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below.

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2015	2016
Gross margin	18.02%	18.92%
Growth rate	2.00%	2.00%
Discount rate	12.44%	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL (CONTINUED)

If the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at 31 December 2016, the Group would have no impairment recognised against goodwill.

If the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at 31 December 2016, the Group would have no impairment recognised against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2016:

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES (CONTINUED)

The following is a list of the principal subsidiaries at 31 December 2016 (continued):

Name of the entity	Place of incorporation and kind of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the group (%)	Proportion of equity interests held by non-controlling interests (%)
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in PRC	100%	100%	—
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in PRC	100%	100%	—
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) (i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services	44.72%	44.72%	55.28%

(i)	According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of individual holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act as concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control power over the board on the substantial financial and operating decisions of Zengcheng Lihua.

As at 31 December 2016, the non-wholly owned subsidiaries were not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries had not been disclosed.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES

	2015	2016
	RMB’000	RMB’000
Share of net assets	168,711	167,604
Less: provision for impairment in value	—	—

	168,711	167,604

The movement of investments in associates of the Group during the year is as follows:

	2015	2016
	RMB’000	RMB’000
Beginning of the year	147,102	168,711
Share of results after tax	2,499	7,223
Dividend	—	(8,330)
Capital injection made in an associate	19,110	—

End of the year	168,711	167,604

As at 31 December 2016, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Date of incorporation/ establishment	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)	2 May 1995	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company (“Shentu”)	1 March 1984	49%	RMB64,000,000	Construction of railroad properties

All the above associates are limited liability companies and they are unlisted companies. There are no significant contingent liabilities relating to the Group’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES (CONTINUED)

Set out below are the summarised financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Summarised balance sheets

	Tiecheng		Shentu
	2015 RMB’000	2016 RMB’000	2015 RMB’000	2016 RMB’000
Current assets	71,947	87,733	871,300	921,761
Non-current assets	346,761	339,409	7,734	7,614

Total assets	418,708	427,142	879,034	929,375

Current liabilities	211,121	210,553	742,313	803,713
Non-current liabilities	—	202	—	—

Total liabilities	211,121	210,755	742,313	803,713

Equity	207,587	216,387	136,721	125,662

Share of net assets	101,718	106,030	66,993	61,574

Carrying amount of interest in associates	101,718	106,030	66,993	61,574

Summarised comprehensive income statements

	Tiecheng			Shentu
	2014 RMB’000	2015 RMB’000	2016 RMB’000	2014 RMB’000	2015 RMB’000	2016 RMB’000

Revenue	33,190	32,955	41,217	535,193	467,911	493,277
Net profit	5,095	4,516	8,800	5,206	583	5,941
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income for the year	5,095	4,516	8,800	5,206	583	5,941

Reconciliation of the summarised financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng		Shentu		Total
Summarised financial information	2015 RMB’000	2016 RMB’000	2015 RMB’000	2016 RMB’000	2015 RMB’000	2016 RMB’000
Opening net assets	203,071	207,587	97,138	136,721	300,209	344,308
Profit for the year	4,516	8,800	583	5,941	5,099	14,741
Dividend	—	—		(17,000)	—	(17,000)
Increase in paid-in capital	—	—	39,000	—	39,000	—

Closing net assets	207,587	216,387	136,721	125,662	344,308	342,049

Percentage of ownership interest	49%	49%	49%	49%	49%	49%

Carrying value	101,718	106,030	66,993	61,574	168,711	167,604

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES)

	2015 RMB’000	2016 RMB’000
Deferred tax assets	113,418	98,862
Less: Offsetting of deferred tax liabilities	(20,169)	(18,933)

Deferred tax assets (net)	93,249	(79,929)

Deferred tax liabilities	(91,545)	(87,816)
Less: Offsetting of deferred tax assets	20,169	18,933

Deferred tax liabilities (net)	(71,376)	(68,883)

	21,873	11,046

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Deferred tax assets:
-Deferred tax assets to be recovered after more than 12 months	112,511	97,706
-Deferred tax assets to be recovered within 12 months	907	1,156

	113,418	98,862

Deferred tax liabilities:
-Deferred tax liabilities to be recovered after more than 12 months	(88,325)	(83,937)
-Deferred tax liabilities to be recovered within 12 months	(3,220)	(3,879)

	(91,545)	(87,816)

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At 1 January 2015 RMB’000	(Credited)/ Charged to the comprehensive income statement RMB’000	At 31 December 2015 RMB’000	(Credited)/ Charged to the comprehensive income statement RMB’000	At 31 December 2016 RMB’000
Deferred tax assets:
Impairment provision for receivables	19,573	(11,745)	7,828	(825)	7,003
Impairment provision for fixed assets and construction-in-progress	2,130	609	2,739	1,416	4,155
Impairment provision for interests in associates	7,422	(7,422)	—	—	—
Impairment provision for materials and supplies	4,511	7,326	11,837	(5,843)	5,994
Difference in accounting base and tax base of the government grants	20,987	3,965	24,952	768	25,720
Difference in accounting base and tax base of employee benefits obligations	33,884	1,323	35,207	4,448	39,655
Loss on disposal of fixed assets	349	30,456	30,805	(14,520)	16,285
Other	50	—	50	—	50

	88,906	24,512	113,418	(14,556)	98,862

	At 1 January 2015 RMB’000	Business combination RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At 31 December 2015 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At 31 December 2016 RMB’000
Deferred tax liabilities:
Differences in accounting base and tax base in recognition of fixed assets	10,865	—	(1,258)	9,607	(1,340)	8,267
Differences in accounting base and tax base in recognition of intangible assets	—	73,661	(2,285)	71,376	(2,493)	68,883
Others	10,457	—	105	10,562	104	10,666

	21,322	73,661	(3,438)	91,545	(3,729)	87,816

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable.

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB89,630,000 (2015: RMB75,926,000) that can be carried forward against future taxable income as follows:

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Tax losses that can be carried forward (Note a)	63,452	77,328
Deductible temporary differences	12,474	12,302

	75,926	89,630

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised amounting to RMB77,328,000 (2015: RMB63,452,000) will expire in the following years:

	As at 31 December 2015	As at 31 December 2016
	RMB’000	RMB’000
2016	8,746	—
2017	15,405	15,405
2018	14,307	14,307
2019	6,516	6,516
2020	18,478	18,478
2021	—	22,622

	63,452	77,328

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

13	LONG-TERM PREPAID EXPENSES

The movements of long-term prepaid expenses are set forth as follows:

	2015 RMB’000	2016 RMB’000
At 1 January
Cost	57,110	63,770
Accumulated amortisation	(35,106)	(49,285)

Net book amount	22,004	14,485

Year ended 31 December
Opening net book amount	22,004	14,485
Additions	6,660	307
Amortisation	(14,179)	(6,968)

Closing net book amount	14,485	7,824

At 31 December
Cost	63,770	64,077
Accumulated amortisation	(49,285)	(56,253)

Net book amount	14,485	7,824

14	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables RMB’000	Available- for-sale RMB’000	Total RMB’000
Assets as per consolidated balance sheet
As at 31 December 2015:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	30,804	—	30,804
Trade and other receivables excluding prepayments (Notes 18 and 19)	3,022,923	—	3,022,923
Short-term deposits (Note 20)	106,000	—	106,000
Cash and cash equivalents (Note 20)	2,220,803	—	2,220,803

Total	5,380,530	53,826	5,434,356

As at 31 December 2016:
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	31,406	—	31,406
Trade and other receivables excluding prepayments (Notes 18 and 19)	3,665,646	—	3,665,646
Short-term deposits (Note 20)	108,000	—	108,000
Cash and cash equivalents (Note 20)	1,359,656	—	1,359,656

Total	5,164,708	53,826	5,218,534

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Other financial liabilities RMB’000
Liabilities as per consolidated balance sheet
As at 31 December 2015:
Trade and other payables excluding tax payables, employee benefits payables and advances (Notes 25 and 26)	2,136,570
Dividends payable	14,318
Payables for fixed assets and construction-in-progress	1,425,998

Total	3,576,886

As at 31 December 2016:
Trade and other payables excluding tax payables, employee benefits payables and advances (Notes 25 and 26)	2,201,483
Dividends payable	15,542
Payables for fixed assets and construction-in-progress	1,765,185

Total	3,982,210

15	AVAILABLE-FOR-SALE INVESTMENTS

	2015 RMB’000	2016 RMB’000
Beginning and the end of the year	53,826	53,826

The available-for-sale investments mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually. Due to the fact that there is no quoted market price in an active market available for the assessment of the fair values of these investments, the directors of the Company are of the opinion that their fair values could not be reliably measured by any reasonable valuation methods. As a result, the investments had been carried at cost, subject to review for impairment loss. As at 31 December, 2016, no impairment provision was considered necessary by the directors.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

16	LONG-TERM RECEIVABLE

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at 31 December 2016.

17	MATERIALS AND SUPPLIES

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Raw materials	156,441	184,520
Reusable rail-line track materials	93,134	79,311
Accessories	55,264	67,236
Retailing consumables	2,217	1,540

	307,056	332,607

The costs of materials and supplies consumed by the Group during the year were recognised as “operating expenses” in the amount of RMB1,697,166,000 (2015: RMB1,565,648,000).

As at 31 December 2016, the balance of the provision for writing down the materials and supplies to their net realizable values was approximately RMB23,976,000 (2015: RMB47,348,000). During the year, no additional provision had been made and RMB18,163,000 was written off due to the reusable rail-line track materials disposal(2015: RMB34,792,000).

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Trade receivables	2,894,461	3,369,331
Including: receivables from related parties	862,199	730,061
Less: Provision for impairment of receivables	(8,395)	(4,965)

	2,886,066	3,364,366

As at 31 December 2016, the Group’s trade receivables were all denominated in RMB (2015: RMB). The majority of the trade receivable customers were related parties, other state-owned railroad companies or companies in transportation industry.

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

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Within 1 year (Note 3.1(b))	2,190,263	2,517,281
Over 1 year but within 2 years	547,527	588,640
Over 2 years but within 3 years	133,764	223,675
Over 3 years but within 5 years	22,907	39,735

	2,894,461	3,369,331

As at 31 December 2016, the Group’s trade receivables of approximately RMB847,085,000(2015: RMB695,803,000), were past due but not impaired. These relate to a number of independent customers that are State-owned companies engaged in the railroad and transportation business and there had been continuous businesses carried out with the Group and there was continuous repayment made and no history of default. The aging analysis of these trade receivables is as follows:

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Over 1 year but within 2 years	547,527	588,640
Over 2 year but within 3 years	133,764	223,675
Over 3 years	14,512	34,770

	695,803	847,085

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES (CONTINUED)

As at 31 December 2016, the Group’s trade receivables of approximately RMB4,965,000(2015: RMB8,395,000), had been impaired and provided for. The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers were in significant financial difficulties. The aging analysis of these receivables is as follows:

	2015 RMB’000	2016 RMB’000
Over 5 years	8,395	4,965

Movements on the provision for impairment of trade receivables are as follows:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000

At 1 January	6,195	7,003	8,395
Provision for impairment loss	808	3,305	6
Reversal	—	(127)	—
Written-off	—	(1,786)	(3,436)

At 31 December	7,003	8,395	4,965

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Due from third parties	134,825	304,530
Due from other related parties	7,788	25,961

	142,613	330,491

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Other receivables	150,234	314,616
Less: Provision for impairment loss	(13,377)	(13,336)

Other receivables, net (Note (a))	136,857	301,280
Prepayments (Note (b))	5,756	29,211

	142,613	330,491

(a)	Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group. As of 31 December 2016, the input VAT with related invoices not been received or verified amounted to 156,072,000.

(b)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

Movements on the provision for impairment of other receivables are as follows:

	2014 RMB’000	2015 RMB’000	2016 RMB’000
At 1 January	61,718	62,060	13,377
Provision for impairment loss	346	62	—
Reversal of impairment loss provision	(4)	(7,699)	(1)
Written-off	—	(28,734)	(40)
Elimination arising from business combination	—	(12,312)	—

At 31 December	62,060	13,377	13,336

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:

	As at 31 December 2015	As at 31 December 2016
	RMB’000	RMB’000
RMB	142,542	330,425
HKD	71	66

	142,613	330,491

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

20	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	As at 31 December 2015	As at 31 December 2016
	RMB’000	RMB’000
Cash at bank and on hand	1,268,803	1,007,156
Term deposits with initial term not more than three months	952,000	352,500

Cash and cash equivalents	2,220,803	1,359,656
Term deposits with initial term of over three months (Note a)	106,000	108,000

	2,326,803	1,467,656

Note a: The original effective interest rate of term deposits was 1.65 %p.a. (2015: 2.50%p.a.).

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	As at 31 December 2015	As at 31 December 2016
	RMB’000	RMB’000
USD	—	96
RMB	2,254,663	1,351,880
HKD	72,140	115,680

	2,326,803	1,467,656

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

21	SHARE CAPITAL

As at 31 December 2016, the total authorised number of ordinary shares is 7,083,537,000 shares (2015: 7,083,537,000 shares) with a par value of RMB1.00 per share (2015: RMB1.00 per share). These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up (2015: same).

	As at 31 December 2014	Movement	As at 31 December 2015	Movement	As at 31 December 2016
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Authorised, issued and fully paid:
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,652,237	—	5,652,237	—	5,652,237

Total	7,083,537	—	7,083,537	—	7,083,537

22	RESERVES

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

22	RESERVES (CONTINUED)

For the year ended 31 December 2015 and 2016, the directors proposed the following appropriations to reserves of the Company:

	2015 RMB’000	2015 RMB’000	2016 Percentage	2016 RMB’000
Statutory surplus reserve	10%	111,760	10%	117,050

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

For the year 2015 and 2016, the movement of ‘Special reserve - Safety Production Fund’ of the Group are as below:

	2015 RMB’000	2016 RMB’000
Beginning of the year	—	—
Appropriation	192,860	204,792
Utilization	(192,860)	(204,792)

End of the year	—	—

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

FOR THE YEAR ENDED 31 DECEMBER 2016

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

23	DEFERRED INCOME RELATING TO GOVERNMENT GRANTS

	2015 RMB’000	2016 RMB’000
Beginning of the year	88,771	103,985
Additions	22,563	12,594
Credited to income statement	(7,349)	(9,769)
Including: amortisation	(2,529)	(3,258)

End of the year	103,985	106,810

24	EMPLOYEE BENEFITS OBLIGATIONS

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Employee benefits obligations	13,380	34,043
Less: current portion included in accruals and other payables (Note 26)	(13,380)	(34,043)

	—	—

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

FOR THE YEAR ENDED 31 DECEMBER 2016

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

The movement in the employee benefits obligation over the year is as follows:

	2015 RMB’000	2016 RMB’000
At 1 January	44,928	13,380
Additions (Note 36)	—	24,727
Amortisation of interest (Note 29)	226	—
Payments	(31,774)	(4,064)

At 31 December	13,380	34,043

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

25	TRADE PAYABLES

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Payables to third parties	673,641	610,472
Payables to related parties	431,650	533,051

	1,105,291	1,143,523

The aging analysis of trade payables was as follows:

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Within 1 year	939,640	860,315
Over 1 year but within 2 years	138,648	258,227
Over 2 years but within 3 years	9,545	7,477
Over 3 years	17,458	17,504

	1,105,291	1,143,523

26	ACCRUALS AND OTHER PAYABLES

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Due to third parties	1,064,752	1,188,416
Due to related parties	399,634	430,331

	1,464,386	1,618,747

	As at 31 December 2015 RMB’000	As at 31 December 2016 RMB’000
Payables to GEDC assumed by business combination with Zengcheng Lihua	368,560	368,560
Advances received from customers	249,825	295,088
Other deposits received	232,776	242,104
Deposits received for construction projects	188,416	207,877
Salary and welfare payables	152,727	172,299
Amount received on behalf of Labour Union	58,993	68,914
Other taxes payable	17,175	59,357
Deposits received from ticketing agencies	37,543	36,018
Employee benefits obligations (Note 24)	13,380	34,043
Housing maintenance fund	15,859	15,692
Other payables	129,132	118,795

	1,464,386	1,618,747

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

27	EMPLOYEE BENEFITS

	2014 RMB’000	2015 RMB’000	2016 RMB’000
Wages and salaries	3,414,192	3,672,234	4,362,506
Provision for medical, housing scheme and other employee benefits (a)	857,203	916,965	1,114,918
Contributions to the defined contribution scheme (b)	639,493	620,898	741,923

	4,910,888	5,210,097	6,219,347

(a)	Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 10% or 12% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 10% or 12% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made.

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

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one directors (2015: two), no supervisor (2015: one) and four senior executives (2015: two), whose emoluments have already been reflected in the analysis presented above.

The emolument range of each individual is within the band of Nil to HK$500,000(equivalent to RMB 447,255) (2015: RMB418,890).

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

28	OTHER INCOME AND OTHER GAINS/(LOSSES) – NET

	2014 RMB’000	2015 RMB’000	2016 RMB’000
Loss on disposal of fixed assets	(123,567)	(49,008)	(133,073)
Interest income from banks	122,020	38,145	24,772
Dividend income on available-for-sale investments	4,904	5,884	5,884
Government grants (Note 23)	7,963	7,349	9,769
Impairment of fixed assets (Note 6)	—	(80,393)	—
Loss arising from business combination	—	(45,073)	—
Impairment of construction-in-progress (Note 7)	—	(2,434)	(5,662)
Income from compensation	—	1,167	749
Others	(4,182)	9,736	(10,709)

	7,138	(114,627)	(108,270)

29	FINANCE INCOME/(COSTS)-NET

	2014 RMB’000	2015 RMB’000	2016 RMB’000
Interest expense	(160,760)	—	—
Bank charges	(7,332)	(7,387)	(3,823)
Amortisation of bonds payable	(7,277)	—	—
Amortisation of interest for employee benefit obligations (Note 24)	(4,594)	(226)	—
Net foreign exchange (losses)/gains	(410)	3,005	6,374

	(180,373)	(4,608)	2,551

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

30	INCOME TAX EXPENSE

In 2014, 2015 and 2016, the applicable income tax rate of the Company was 25%.

An analysis of the current year taxation charges is as follows:

	2014 RMB’000	2015 RMB’000	2016 RMB’000
Current income tax	195,864	416,480	379,482
Deferred income tax (Note 12)	23,643	(27,950)	10,827

	219,507	388,530	390,309

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2014 RMB’000	2015 RMB’000	2016 RMB’000
Profit before tax	880,633	1,451,838	1,544,009

Tax calculated at the statutory rate of 25% (2015 and 2014: 25%)	220,158	362,960	386,002
Effect of tax rates differentials	118	—	—
Effect of income not subject to tax	(2,498)	(2,096)	(3,277)
Effect of expenses not deductible for tax purposes	451	1,920	1,928
Effect of undeductible loss arising from business combination	—	11,268	—
Reversal of deferred tax assets for the impairment loss of investments in associates and other receivable recognized in prior years	—	10,500	—
Tax losses for which no deferred tax asset was recognised	1,683	4,619	5,656
Utilisation of previously unrecognised tax losses	(405)	(641)	—

Income tax expense	219,507	388,530	390,309

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

31	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB1,158,253,000 (2014 and 2015: RMB662,021,000 and RMB1,070,822,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2014 and 2015: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2016. The calculation of earnings per equivalent ADS is based on the net profit for the year attributable to equity holders, divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2014 and 2015: 141,670,740 ADSs).

	2014 RMB’000	2015 RMB’000	2016 RMB’000
Profit attributable to owners of the company	662,021	1,070,822	1,158,253

Weighted average number of ordinary shares in issue	7,083,537	7,083,537	7,083,537

Weighted average equivalent ADSs	141,670	141,670	141,670

Basic and diluted earnings per share	RMB0.09	RMB0.15	RMB0.16

Basic and diluted earnings per equivalent ADS	RMB4.67	RMB7.56	RMB8.18

32	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2014, 2015 and 2016 were, RMB566,683,000 (RMB0.08 per share), RMB354,177,000 (RMB0.05 per share) and RMB566,683,000 (RMB0.08 per share) respectively.

	2014 RMB’000	2015 RMB’000	2016 RMB’000
Final, proposed, of RMB0.08 (2014: RMB0.05 2015: RMB0.08) per ordinary share	354,177	566,683	566,683

At the meeting of the directors held on 29 March 2017, the directors proposed a final dividend of RMB0.08per ordinary share for the year ended 31 December 2016, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the financial statements as at 31 December 2016.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

33	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit before income tax to cash generated from operations:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Profit before income tax:	880,633	1,451,838	1,544,009
Adjustments for:
Depreciation of fixed assets (Note 6)	1,429,274	1,411,742	1,518,970
Impairment of fixed assets (Note 6)	—	80,393	—
Impairment of construction-in-progress (Note 7)	—	2,434	5,662
Loss arising from business combination	—	45,073	—
(Reversal) of/Provision of impairment of materials and supplies (Note 17)	—	64,096	(5,209)
Amortisation of leasehold land payments (Note 8)	19,164	28,413	38,670
Loss on disposal of fixed assets (Note 28)	123,567	49,008	133,073
Amortisation of long-term prepaid expenses (Note 13)	13,931	14,179	6,968
Amortisation of interest for employee benefit obligations (Note 24)	4,594	226	—
Share of results of associates (Note 11)	(5,048)	(2,499)	(7,223)
Dividends income on available-for-sale investments (Note 28)	(4,904)	(5,884)	(5,884)
Investment income from liquidation of a subsidiary	(39)	—	—
Provision for/(reversal of) impairment of receivables (Note 18 and Note 19)	1,150	(4,459)	5
Amortisation of bonds payable	7,277	—	—
Amortisation of government grants related fixed assets (Note 23)	(3,249)	(2,529)	(3,258)
Interest expense	160,760	—	—
Interest income	(90,112)	(5,502)	(4,353)

Operating profit before working capital changes	2,536,998	3,126,529	3,221,430
Increase in trade receivables	(752,684)	(553,980)	(1,034,064)
Decrease in materials and supplies	44,909	34,843	14,432
Decrease/(increase) in prepayments and other receivables	15,083	83,553	(47,594)
Decrease in long-term receivable	2,000	2,000	2,000
Increase/(decrease) in trade payables	514,289	(270,151)	34,178
Decrease in employee benefit obligations	(7,909)	—	—
Increase in accrued and other payables	68,520	97,585	22,481

Cash generated from operations	2,421,206	2,520,379	2,212,863

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

33	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets and leasehold land comprise:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Net book amount (Note 6)	179,745	83,944	142,336
Receivable arising from disposal of fixed assets	(2,089)	(21,627)	20,349
Transfer to inventories	(53,381)	(5,488)	(11,662)
Loss on disposal of fixed assets (Note 28)	(123,567)	(49,008)	(133,073)

Proceeds from disposal of fixed assets	708	7,821	17,950

(c)	Except the business combination as set out in note 36, no non-cash investing or financing activities incurred in the year ended 31 December 2016 (2015: Nil).

34	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.

35	COMMITMENTS

(a)	Capital commitments

As at 31 December 2015 and 2016, the Group had the following capital commitments which are authorised but not contracted for, and contracted but not provided for:

	As at 31 December 2015	As at 31 December 2016
	RMB’000	RMB’000
Authorised but not contracted for	1,967,894	1,165,237

Contracted but not provided for	304,199	769,013

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company, which would be financed by self-generated operating cash flow.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

35	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2016, the related lease rental paid and payable was approximately RMB55,090,000 (2014 and 2015: RMB53,962,000 and RMB55,090,000).

36	BUSINESS COMBINATIONS

On 26 October 2016, the Company entered into agreements to acquire certain railway service businesses of Guangzhou Railway Group, Guangmeishan Railway Company Limited (“GRCL”) and Guangdong Sanmao Railway Company Limited(“GSRC”). GRCL and CSRC are subsidiaries of Guangzhou Railway Group which operate freight service business (the “Acquisition”).

The purchase considerations payable to Guangzhou Railway Group, GRCL and CSRC were approximately RMB28,657,000, RMB453,658,000 and RMB249,677,000, respectively.

On 26 October 2016, the Company obtain control over above mentioned railway service businesses and the directors of the Company determined that it was the completion date of the Acquisition. The results of the operations of the above-mentioned entities have been included in the Group’s consolidated comprehensive income statement from 26 October 2016 onwards accordingly.

The following table summarizes the consideration paid for Guangzhou Railway Group, GRCL and CSRC, the fair value of identifiable assets acquired and liabilities assumed at the date of the Acquisition:

	Guangzhou Railway Group	GRCL	CSRC	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Amount payables arising from the Acquisition(a)	28,657	453,658	249,677	731,992
Less: Employee benefits obligation undertaken to be borne by the Company	—	(9,024)	(15,703)	(24,727)

Total consideration(a)	28,657	444,634	233,974	707,265

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

36	BUSINESS COMBINATIONS(CONTINUED)

(a)	The total consideration of approximately RMB707,265,000 had been offset against the trade receivables due from Guangzhou Railway Group, GRCL and CSRC to the Group. Therefore, no actual cash outflow occurred in the business acquisition.

As at the completion date of the Acquisition, the fair value of the identifiable assets and liabilities acquired were as below:

Inventories	23,110
Fixed assets (Note 6)	648,890
Construction-in-progress (Note 7)	59,992
Other liabilities	(24,727)

Total identifiable net assets	707,265

Total consideration	707,265

Goodwill	—

The directors of the Company made reference to the valuation report performed by an independent valuer on the acquired businesses when they determined the fair value of the identifiable assets and the liabilities acquired.

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS(CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
GRCL	Subsidiary of the single largest shareholder
GEDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company	Subsidiary of the single largest shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Yuehai Railway Company Limited	Subsidiary of the single largest shareholder
Shichang Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
GSRC	Subsidiary of the single largest shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of the single largest shareholder
Shenzhen Guangshen Railway Living Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yangcheng Living Service Centre	Subsidiary of the single largest shareholder
Pajiangkou Stone Pit of YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Lechang Anjie Railway Sleeper Company Limited	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Ganshao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Economic Technology Development Corporation	Subsidiary of the single largest shareholder
Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder
Associates of the Group
Tiecheng	Associate of the Group
Shentu	Associate of the Group

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	424,743	751,956	1,425,538
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,153,630	1,180,852	1,400,876
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	359,740	550,168	579,253

	1,938,113	2,482,976	3,405,667

Other Businesses
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	22,579	25,940	29,449

Services received and purchase made
Railroad and Related Business
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	633,382	888,903	989,778
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,436,711	1,406,962	1,628,336
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 35 (b))	53,962	55,090	55,090

	2,124,055	2,350,955	2,673,204

Other Businesses
Social services (employee housing and public security services and other ancillary services) provided by GEDC (iii)	12,430	16,080	11,297
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	295,283	489,038	306,988
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v)	560,034	384,262	469,273
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi)	280,983	226,089	347,409
Others	8,729	—	—

	1,157,459	1,115,469	1,134,967

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(vi)	Based on construction amount determined under national railway engineering guidelines.

(d)	Key management compensation

The compensation paid or payable to key management for employee services is shown in Note 27(c).

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at 31 December 2015 and 2016, the Group had the following material balances maintained with related parties:

	2015	2016
	RMB’000	RMB’000
Trade receivables	862,199	730,061
- Guangzhou Railway Group (i)	96,314	229,056
- Subsidiaries of Guangzhou Railway Group (i)	765,885	501,005

Prepayments and other receivables	7,788	25,961
- Guangzhou Railway Group	6,011	691
- Subsidiaries of Guangzhou Railway Group	1,777	25,270

Prepayments for fixed assets and construction-in-progress	1,092	225
- Guangzhou Railway Group	1,092	—
- Subsidiaries of Guangzhou Railway Group (ii)	—	225

Trade payables	431,650	533,051
- Guangzhou Railway Group (i)	24,467	61,486
- Subsidiaries of Guangzhou Railway Group (ii)	366,015	432,712
- Associates	41,168	38,853

Payables for fixed assets and construction-in-progress	185,339	249,308
- Guangzhou Railway Group	18,829	10,805
- Subsidiaries of Guangzhou Railway Group	128,871	168,038
- Associates	37,639	70,465

Accruals and other payables	399,634	430,331
- Guangzhou Railway Group	1,891	5,663
- Subsidiaries of Guangzhou Railway Group (iii)	396,590	422,877
- Associates (iv)	1,153	1,791

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

37	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at 31 December 2015 and 2016, the Group had the following material balances maintained with related parties (continued):

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represent service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)	The trade payables due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

As at 31 December 2015 and 2016, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

38	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CRC (“Reform”). The Reform was completed since 1 January 2017. In order to facilitate user’s comprehensive understanding of the Company’s business transactions, the Company disclosed these transactions with CRC Group for 2016 and 2015. Unless otherwise specified, the transactions disclosed below have excluded the transactions undertaken with Guangzhou Railway Group and its subsidiaries disclosed in Note 37.

The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues which were executed by MOR previously had been transferred to CRC. As at 31 December 2016, the cooperation mode and pricing model had not been subject to any material changes.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

38	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANIES (CONTINUED)

(a)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to CRC Group (i)	5,229	36,515	29,794
Revenue collected by CRC for services provided to CRC Group (ii)	1,706,558	1,752,666	1,777,640
Revenue from railway operation service provided to CRC Group (iii)	950,966	1,421,995	1,628,143

	2,662,753	3,211,176	3,435,577

Other Businesses
Provision of repairing services for cargo trucks to CRC Group (ii)	259,470	284,348	323,993
Sales of materials and supplies to CRC Group (iv)	43,239	38,395	7,073
Provision of apartment leasing services to CRC Group (iv)	732	762	641

	303,441	323,505	331,707

Services received and purchases made
Railroad and Related Business
Provision of train transportation services by CRC Group (i)	292,866	277,138	292,754
Cost settled by CRC for services provided by CRC Group (ii)	1,265,873	1,365,352	1,376,047

	1,558,739	1,642,490	1,668,801

Other Businesses
Provision of repair and maintenance services by CRC Group (iv)	28,531	2,813	42,954
Purchase of materials and supplies from CRC Group (v)	9,317	33,591	15,220
Provision of construction services by CRC Group (vi)	—	13,538	4,385

	37,848	49,942	62,559

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

38	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(a)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group(continued):

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(vi)	Based on construction amounts determined under national railway engineering guidelines.

(b)	Revenues collected and settled through the CRC:

	2014	2015	2016
	RMB’000	RMB’000	RMB’000
- Passenger transportation	6,630,629	6,642,129	6,960,491
- Freight transportation	920,255	1,022,025	1,105,061
- Luggage and parcel	148,863	86,199	86,883

	7,699,747	7,750,353	8,152,435

The Company works in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CRC Group on behalf of the Group through the CRC’s nationwide settlement systems.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

(All amounts expressed in Renminbi unless otherwise stated)

38	TRANSACTIONS WITH CRC AND OTHER RAILWAY COMPANY (CONTINUED)

(c)	Balances due from/to CRC Group:

	As at 31 December
	2015	2016
	RMB’000	RMB’000
Due from CRC Group
- Trade receivables	897,030	1,443,272
- Other receivables	6,700	4,672

Due to CRC Group
- Trade payables	62,709	65,496
- Other payables	19,968	15,901

As at 31 December 2016, all the balances maintained with CRC Group were unsecured, non-interest bearing and were repayable on demand.

39	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.