Form 20-F
period 2017-12-31
GUANGSHEN RAILWAY CO LTD
filed 2018-04-26
CIK 1012139

As filed with the Securities and Exchange Commission on April 25, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

No. 1052 Heping Road, Luohu District, Shenzhen, People’s Republic of China 518010

(Address of Principal Executive Offices)

Mr. Guo Xiangdong

Telephone: (86-755) 2558-8150

Email: ir@gsrc.com

Facsimile: (86-755) 2559-1480

No. 1052 Heping Road, Luohu District, Shenzhen, People’s Republic of China 518010

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2017:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000

(including 103,311,450 H shares in the form of American Depositary Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes    ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

(continued)

ii

(continued)

iii

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

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.5063 to US$1.00, the certified exchange rate for December 29, 2017 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all. See “ITEM 3. KEY INFORMATION—A. Selected Financial Data—Exchange Rate Information” for information regarding the certified exchange rates for U.S. dollar/RMB conversions from January 1, 2012 through April 13, 2018.

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

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2016 and 2017, and our Consolidated Comprehensive Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2015, 2016 and 2017 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The Selected Consolidated Balance Sheets Data as of December 31, 2013, 2014 and 2015 and our Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2013 and 2014 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Income Statement Data:
Revenue from Railroad and Related Business
- Passenger transportation	8,058,291	6,988,288	6,997,562	7,358,851	7,757,077	1,192,241
- Freight transportation	1,603,288	1,763,679	1,761,449	1,718,260	1,893,594	291,040
- Railway network usage and other transportation related services	5,034,676	5,031,241	5,874,727	7,093,198	7,644,230	1,174,897

Subtotal	14,696,255	13,783,208	14,633,738	16,170,309	17,294,901	2,658,178
Revenue from other businesses	1,104,422	1,017,573	1,091,571	1,110,195	1,036,521	159,310

Total revenue	15,800,677	14,800,781	15,725,309	17,280,504	18,331,422	2,817,488
Railroad and Related business operating expenses	(12,878,816)	(12,729,828)	(13,150,405)	(14,561,793)	(15,850,056)	(2,436,109)
Other businesses operating expenses	(1,048,553)	(1,022,133)	(1,006,330)	(1,076,206)	(1,082,531)	(166,382)
Other gains/(losses)-net	14,903	7,138	(114,627)	(108,270)	(48,477)	(7,451)
Operating profit	1,888,211	1,055,958	1,453,947	1,534,235	1,350,358	207,546
Profit attributable to equity holders of the Company	1,273,841	662,021	1,070,822	1,158,253	1,015,361	156,058
Operating profit per share	0.27	0.15	0.21	0.22	0.19	0.03
Earnings per share for profit attributable to equity holders of the Company
- Basic and diluted	0.18	0.09	0.15	0.16	0.14	0.02
Dividends declared per share	0.08	0.05	0.08	0.08	0.08	0.01
Earnings per ADS for profit attributable to equity holders of the Company	8.99	4.67	7.56	8.18	7.17	1.10
Balance Sheet Data (at year end):
Working capital	648,201	1,011,115	1,338,889	830,610	892,911	137,238
Fixed assets-net	24,302,653	24,179,210	24,073,759	24,278,032	23,617,138	3,629,888
Leasehold land payments	657,593	668,005	948,526	1,624,859	1,980,278	304,363

Total assets	33,231,989	30,536,663	31,943,272	32,870,258	33,994,238	5,224,819
Equity attributable to equity holders of the Company	26,650,544	26,745,843	27,462,488	28,054,058	28,684,677	4,408,754
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1,00 per value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	868,733

	Year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	219,987
Cash Flow Statement Data:
Net cash generated from operating activities	1,883,411	1,945,576	2,259,691	1,641,238	2,634,839	404,967
Net cash used in investing activities	(1,572,961)	3,373,821	(1,349,235)	(1,935,702)	(2,264,647)	(348,070)
Net cash used in financing activities	(572,785)	(4,067,018)	(354,710)	(566,683)	(569,333)	(87,504)
Payment for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets; net of related payables	(1,376,601)	(999,633)	(1,292,273)	(1,973,897)	(2,273,426)	(349,419)
Dividends paid to the Company’s shareholders	(566,680)	(566,685)	(354,177)	(566,683)	(569,333)	(87,504)
Other Data:
Railroad transportation operating income	1,817,439	1,053,380	1,483,333	1,608,516	1,444,845	222,069
Other businesses operating income/loss	55,869	(4,560)	85,241	33,989	(46,010)	(7,072)

(1)	Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.5063 to US$1.00, the certified exchange rate for December 29, 2017 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 29, 2017 or on any other date.

Exchange Rate Information

We derive a majority of our revenue and incur most of our expenses in RMB. In addition, we maintain our books and records in RMB and our financial statements are prepared and expressed in RMB. Solely for the convenience of the reader, this annual report contains translations of certain RMB amounts into U.S. dollars and vice versa at US$1.00 = RMB6.5063, the certified exchange rate for December 29, 2017 as published by the Federal Reserve Board of United States. These translations should not be construed as representations that the RMB amounts could have been or could be converted into U.S. dollars at such rate or at all.

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was US$1.00 = RMB6.2725 on April 13, 2018.

The following table sets forth information for the daily RMB per U.S. Dollar daily exchange rate for the periods indicated as set forth by the Federal Reserve Board of the United States in its weekly version of the H.10 release:

	Renminbi per U.S. Dollar Daily Exchange Rate
	Period End	Average(1)	Low	High
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6400	6.4480	6.9580
2017
October 2017	6.6328	6.6254	6.5712	6.6533
November 2017	6.6090	6.6200	6.5967	6.6385
December 2017	6.5063	6.5932	6.5063	6.6210
2018
January 2018	6.3199	6.4302	6.3189	6.5263
February 2018	6.3280	6.3183	6.2649	6.3471
March 2018	6.2726	6.3174	6.2685	6.3565
April 2018 (through April 13, 2018)	6.2725	6.2889	6.2655	6.3045

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

Dividends

At a meeting of the directors held on March 28, 2018, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended December 31, 2017, which is to be voted up on at our annual general meeting of shareholders scheduled on June 6, 2018.

This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2017, but instead as equity attributable to equity holders of our Company.

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

The global financial markets experienced periods of extreme volatility and disruption in 2008 and early 2009. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the PRC economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported. Recent events, including the recent potential changes in international policies of the United States and United Kingdom’s vote to exit the European Union, create a level of uncertainty for multi-national companies. Any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the fiscal stability of certain European countries, may adversely affect the growth of the PRC economy, which could adversely affect our business, financial condition, results of operations and prospects.

Rising threats of international tariffs, including tariffs applied to goods traded between the United States and China, could materially and adversely affect the Chinese economy and our business.

In the beginning of 2018, there has been an increasing rhetoric, in some cases coupled with action, from several U.S. and foreign leaders about the possibility of instituting tariffs against foreign imports of certain materials. More specifically, in March and April of 2018, the U.S. and China have applied tariffs to each other’s exports. The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions on the Company. Furthermore, imposition of tariffs could cause a decrease in freight traffic, which would directly impact our business.

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

We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. In 2008, the PRC National Development and Reform Commission of the PRC (the “NDRC”) approved the construction of a “four horizontal and four vertical” highspeed railway network to connect major populous and industry-intensive cities in China. With the establishment of the “four horizontal and four vertical” high-speed railway network and the Pearl River Delta Intercity railway network, the number of high-speed trains and intercity trains connecting the Pearl River Delta and other major mainland cities is increasing. The Guangzhou- Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013, the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014, the Guangzhou-Foshan-Zhaoqing Intercity passenger line and the new section from Changping East Station to Xiaojinkou Station of the Dongguan-Huizhou Intercity passenger line commenced operation in March 2016. Although we commenced the operation of the Shenzhen East Station in December 2012, the Pinghu Station in September 2016 and more long-distance trains to increase our passenger transportation capacity, we may experience a decrease in the number of passengers using our Guangzhou-Shenzhen intercity train and long-distance train services in the future (as we did from 2015 to 2016), which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

In March 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the Ministry of Railways (“MOR”) was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the Ministry of Transport (“MOT”), other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the China Railway Corporation (“CRC”) established in March 2013 (the “Reform”). In January 2014, the National Railway Bureau was established. It oversees seven regional railway supervision and administration bureaus, including the Guangzhou Railway Supervision and Administration Bureau, which supervises Guangzhou Railway (Group) Company (“GRGC”) and China Railway Nanning Bureau Group Company. The Reform was completed on January 1, 2017 and as a result thereof, the actual controlling entity of our Company’s largest shareholder became the CRC. There may be uncertainty in the division of functions with the MOR or the entities previously controlled or owned by it in our future relationships with the MOT, the National Railway Administration and the China Railway Corporation. Our commercial transactions may be renegotiated and the regulatory landscape may change.

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

Significant changes with respect to the PRC railway industry could adversely affect our business and results of operations

From 2005 to 2010, the PRC railway industry experienced rapid growth in terms of total investment in infrastructure construction from RMB88 billion to RMB707 billion, representing a compounded annual growth rate of 52%, according to statistics published by the MOR. However, after the occurrence of the Wenzhou Railway Accident (defined below) on July 23, 2011, the MOR reduced the investment in the construction of fixed assets for the railway industry in China from RMB744.1 billion in 2010 to RMB591.5 billion in 2011, representing an annual decrease rate of 20.5%. Although the investment in the construction of railway-related fixed assets during the 12 Five-Year Plan (from 2011 to 2015) achieved a record of RMB3.58 trillion and the newly proposed investment amount in the construction of railway-related fixed assets during the 13 Five-Year Plan (from 2016 to 2020) is approximately RMB3.5 trillion, we cannot assure you that there will not be any significant changes with regard to the actual amount the MOR will invest in the railway industry in the future. As the railway industry is heavily reliant on capital expenditures on infrastructure construction, the reduced investment in infrastructure construction may have material adverse impact on our future development and results of operations. In addition, to ensure the safe operation of high-speed railway transportation, the MOR also set speed limits on certain high-speed railways. Corresponding with the reduced speed limits, the ticket fare of the affected high-speed railways may be reduced. Although the speed limits do not affect the railways we operate, we cannot assure you that the future policies of the PRC government authorities in relation to railway speed limits will not affect us.

Changes in freight composition in our freight transportation business may adversely affect our results of operations.

Historically, our freight transportation revenue was derived mainly from the transportation of construction materials, coal, iron ore, oil, steel and chemicals, in which our railroad transportation services have an advantage over other means of transportation, such as road transportation services. With the restructuring of these industries, the movement of labor, the upgrading of the industrial structure and a shift in the Pearl River Delta economy towards technology businesses, we may experience reduced demand for our freight transportation services. For example, some products and materials, such as advanced technological products, which tend to be compact, may be instead shipped by road or air. We face significant competition in the transportation of such low-volume, high-value products. For example, the aggregate weight of goods we transported decreased each year and from 2012 to 2015. Changes in freight composition may affect the usage volume and pricing of our freight transportation services and adversely affect our results of operations.

Significant increases in electricity prices could harm our business.

Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2015, 2016, and 2017, we paid approximately RMB599.3 million, RMB599.2 million, and RMB520.2 million, respectively, in electricity charges. Significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.

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

We have been granted certain rights by the MOR and the State Council, with respect to certain aspects of our railroad and related businesses and operations, and also received legal clarification and confirmation of our asset ownership, corporate powers and relationships with service providers and other entities in the national railway system, in connection with our Restructuring. These rights include the right to own and operate our business and assets, the right to profit and the right of asset disposal. Although these rights were granted to us indefinitely, we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulations or that other railway operators will not be granted similar rights within our service region. For example, since the MOT and National Railway Administration have assumed the administrative duties formerly performed by the MOR, there may be changes in the regulatory landscape for such rights. If another railway operator is granted similar rights within our service region, the level of competition we face will increase significantly.

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2017, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2017, our environmental protection-related expenses were approximately RMB1.47 million, mainly related to the landscaping of our railroad and office areas and environmental fees.

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

The revenue or charges for certain long-distance passenger train and freight transportation businesses are ultimately settled by China Railway Corporation in accordance with the unified settlement rules.

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B Related Party Transactions” and Note 38 to our audited consolidated financial statements included elsewhere in this annual report, due to the fact that the railway business is centrally managed by China Railway Corporation (“CRC”) within the PRC, we work in cooperation with CRC and other railway companies controlled by the CRC for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the CRC based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by the CRC based on our own data and information, the amount of settlement is ultimately settled by the CRC.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2015, 2016 and 2017, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

Overview

We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996, and have conducted our business for twenty-one years. Our legal name is , and its English translation is Guangshen Railway Company Limited. Our registered office is located at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, The People’s Republic of China, 518010. Our telephone number is (86-755) 2558-8150 and our fax number is (86-755) 2559-1480.

In May 1996, our H shares (stock code: 00525) were listed on the HKSE and our American Depositary Shares, or ADSs (ticker symbol: GSH), were listed on the NYSE. Our A shares (stock code: 601333) were listed on the Shanghai Stock Exchange in December 2006. We are currently the only PRC railway enterprise with shares concurrently listed in Shanghai, Hong Kong and New York.

We are mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi Railway, which is 481.2 kilometers long, running vertically through Guangdong Province. The Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou Railway, which connects Northern China with Southern China. The Guangzhou-Shenzhen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon Canton Railway in Hong Kong, which is an important component of the transportation network of southern China, as well as the one of the main railway channels linking Hong Kong with Mainland China.

Passenger transportation is our principal business. As of December 31, 2017, there were 251 pairs of passenger trains in our operation area according to the then train schedule, including 107 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 97 pairs of inter-city trains between Guangzhou East to Shenzhen (including 22 stand-by pairs), 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 131 pairs of long-distance trains (including 12 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 3 pairs of Guangzhou to Guilin North, NaningEast and Guiyang North cross-network EMU trains). We have adopted an “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed trains” or “CRHs,” every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by us and the MTR Corporation Limited (“MTR”) are one of the most important means of transportation between Guangzhou and Hong Kong. We have organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.

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

As of April 25, 2018, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

Westbound. Our line connects with the Guangzhou-Maoming rail line operated by GSRC, a company in which GRGC holds a 49.1% equity interest, which runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China. Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway commenced operation on December 26, 2014, which are connected with our line at Guangzhou Station since May 2016 by three EMUs operating between Guangzhou and Guiyang North, Guangzhou and Nanning East, and Guangzhou and Guilin North. Nanning-Guangzhou Railway is owned by Nanning-Guangzhou Railway Company Limited, a subsidiary of Nanning Railway Bureau of CRC. Guiyang-Guangzhou Railway is owned by Guiyang-Guangzhou Railway Company Limited, a subsidiary of Chengdu Railway Bureau of CRC. We provide the operational services to Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway. Our line also connects with Guangzhou-Foshan-Zhaoqing Intercity Railway, which commenced operation on March 30, 2016 and was jointly invested by Guangdong Provincial Railway Construction Investment Group Co., Ltd. and the CRC.

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

Capital Expenditure

Our capital expenditure includes payments for acquisition of fixed assets and construction-in-progress, and prepayments for fixed assets, net of related payables. In 2015, 2016 and 2017, our total capital expenditure were RMB1,292.3 million, RMB1,973.9 million and RMB2,273.4 million, respectively.

For more information concerning the Company’s principal capital expenditure and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—B. Liquidity and Capital Resources” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—F. Tabular Disclosure of Contractual Obligations.”

B.	Business Overview

Business Operations

Our principal businesses are railroad passenger, transportation, freight transportation, railway network usage and other transportation-related services, which collectively generated 94.3% of our total revenue in 2017. The remaining 5.7% of our total revenue in 2017 mainly consisted of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Due to deepening structural reform in supply, the steady improvement of the domestic economy, the addition of cross-network EMU trains between Guangzhou East and Chaozhou-Shantou between February 2016 and September 2017, and our ongoing strengthened marketing efforts in freight transportation, our passenger and freight transportation business bounced back in 2017 following a decline in 2016. As the Company seeks to continue to increase its revenue, the we will seek to capitalize on an historic opportunity presented by the extensive railway construction, proactively adapt to the policy direction of railway system reform in order to establish a steadfast foothold in the Pan Pearl River Delta, and perfect and enhance its business portfolio centered on railway passenger and freight transportation and complemented by the railway-related businesses. We will also focus on improving quality of and innovation around management, service and technology.

In 2017, we achieved a passenger delivery volume of 85.1 million persons, representing a year-to-year increase of 0.3%; a tonnage of outbound freight of 15.9 million tons, representing a year-to-year decrease of 3.3%; generating operating revenues of RMB18,331 million, representing a year-to-year increase of 6.1%; consolidated profits attributable to equity holders of RMB1,015 million, representing a year-to-year decrease of 12.3%; and basic earnings per share of RMB0.14.

The table below summarizes our railroad and related business revenue and traffic volume for the periods indicated:

	Year Ended December 31,
	2013	2014	2015	2016	2017
Passenger Transportation
Total passenger transportation revenue (RMB millions)	8,058.29	6,988.29	6,997.56	7,358.85	7,757.08
Total passengers (millions)	90.96	90.11	85.37	84.90	85.13
Total passenger-kilometers (millions)	27,844.65	27,953.94	25,989.28	25,479.15	25,528.73
Revenue per passenger-kilometer (RMB)(1)	0.29	0.25	0.27	0.29	0.34
Freight Transportation
Total freight transportation revenue (RMB millions)	1,603.29	1,763.68	1,761.45	1,718.26	1,893.59
Total freight tons (millions)	59.56	51.56	48.44	48.60	52.34
Revenue per ton (RMB)(2)	26.92	34.21	36.36	35.36	36.18
Total ton-kilometers (millions)	13,293.83	11,435.00	10,874.30	10,302.05	10,700.48
Revenue per ton-kilometer (RMB)(3)	0.12	0.15	0.16	0.17	0.18
Railway Network Usage and other transportation related services (RMB millions)	5,034.68	5,031.24	5,874.73	7,093.20	7,644.23

(1)	Revenue per passenger-kilometer is calculated by dividing total passenger transportation revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business.
(2)	Revenue per ton is calculated by dividing total freight revenue by total freight tons. Management believes that revenue per ton is a useful measure for assessing the revenue levels of our freight transportation business.
(3)	Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenue per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation is our largest business stream, accounting for 42.3% of our total revenue and 44.9% of our railroad and related business revenue in 2017. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen inter-city express trains;

•	long-distance trains; and

•	Through Trains in Hong Kong.

As of December 31, 2017, there were a total of 251 pairs of passenger trains in our operation area according to the then train schedule (each pair of trains meaning trains making one round-trip between two points), representing a decrease of 2 pairs from 253 pairs as of December 31, 2016, of which:

•	107 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 97 pairs) of inter-city trains between Guangzhou East to Shenzhen (including 22 stand-by pairs), and 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains);

•	13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains); and

•	131 pairs of long-distance trains, representing a decrease of 7 pairs from 138 pairs as of December 31, 2016. Long-distance trains included long-distance passenger trains operated by us between the following departure and terminal stations:

Departure/ Terminal Station	Terminal/Departure Station
Guangzhou	Beijing West, Lhasa, Shanghai South, Xi’ning, Xi’an, Wuchang, Yantai, Chongqing North, Taizhou, Wenzhou, Zhangjiajie, Jiujiang, Chengdu, Yueyang, Chenzhou, Pingshi, Maoming, Xinyi

Guangzhou East	Beijing West, Xiamen, Shantou, Meizhou

Shenzhen	Beijing West, Shanghai South, Urumqi, Qingdao, Meizhou, Zhangjiajie, Suzhou

Shenzhen East	Chengdu East

Dongguan East	Chengdu

Shantou	Chongqing North, Shenzhen West

Huizhou	Dazhou

Sanya	Beijing West

Long-distance trains also included domestic long-distance trains that are operated by other operators but originate or terminate on, or pass through, our railroad.

The table below sets out passenger transportation revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total passenger transportation revenue			Total passengers			Revenue per passenger
	2015	2016	2017	2015	2016	2017	2015		2016		2017
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	2,224.0	2,413.0	2,566.4	35.7	36.2	36.9	62.3		66.7		69.6
Hong Kong Through Trains	510.4	528.3	523.4	3.8	3.5	3.6	134.3		150.9		145.4
Long-distance Trains(1)	3,883.6	4,019.3	4,206.2	45.9	45.2	44.6	N/A	(1)	N/A	(1)	N/A
Other Revenues from Passenger Transportation(2)	379.6	398.4	461.1	—	—	—	—		—		—
Combined passenger operations	6,997.6	7,358.9	7,757.1	85.4	84.9	85.1	N/A	(1)	N/A	(1)	N/A

(1)	Our revenue of long-distance passenger trains includes both the revenue from the passengers arriving at our railway stations and the revenue from the passengers departing from our railway stations. However, the number of our long-distance passengers only includes the passengers departing from our railway stations. As a result, we believe that the “per passenger revenue” cannot fairly reflect the financial status of our passenger transportation business.
(2)	Since 2014, we have separated Other Revenues from Passenger Transportation from Long-distance Trains to more accurately reflect the correlation between passenger revenue and volumes, and have re-categorized Revenue from Long-distance Trains for 2012 and 2013 to reflect this change.

Guangzhou-Shenzhen Trains. In 2017, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 33.1% of our railroad passenger transportation revenue. As of December 31, 2017, we operated 107 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 2% from 36.2 million in 2016 to 36.9 million in 2017. The revenue from our Guangzhou-Shenzhen trains increased by 6.4% from RMB2,413.0 million in 2016 to RMB2,566.4 million in 2017. The increase in revenue of Guangzhou-Shenzhen trains was primarily due to: (i) the recommencement of inter-city passenger transportation business at Pinghu Railway Station since September 26, 2016, (ii) the commencement of the service of seven pairs of cross-network EMU trains between Guangzhou and Chaozhou-Shantou between February 2016 and September 2017, and the revenue from such trains is accounted for in the revenue from Guangzhou-Shenzhen trains, (iii) the increase in ticket prices in April 2017 for Guangzhou East to Chaozhou-Shantou EMU trains, which led to a revenue increase.

Hong Kong Through Trains. In 2017, our passenger transportation services on Hong Kong through trains accounted for 6.7% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing West/Shanghai-Kowloon Through Trains). The MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains while we are responsible for the remaining 10 pairs of Hong Kong Through Trains (except for the Shanghai-Kowloon Through Train which is operated by Shanghai Railway Bureau). In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates in the section between Shenzhen Station and Guangzhou East Station.

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

In 2017, the volume of passengers who traveled on the Hong Kong Through Trains increased by 2.9% from 3.5 million in 2016 to 3.6 million in 2017. The revenue from Hong Kong Through Trains decreased by 0.1% from RMB528.3 million in 2016 to RMB523.4 million in 2017. This increase in passenger volume was mainly due to the recovery of Hong Kong tourism, including more visitors from the mainland. This decrease in revenue was mainly due to the falling exchange rate from RMB to Hong Kong dollars.

Domestic Long-distance Trains. In 2017, our passenger transportation services on domestic long-distance trains accounted for 54.2% of our railroad passenger transportation revenue. As of December 31, 2017, we operated on a daily basis 131 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region, Xinjiang Autonomous Region and Tibet Autonomous Region. In 2017, the number of passengers traveled on our long-distance trains was 44.6 million, representing a decrease of 1.3% from 45.2 million in 2016. Our revenue from long-distance trains in 2017 was RMB4,206.2 million, compared to RMB4,019.3 million in 2016. The decrease of the passenger volume of long-distance trains was primarily due to the railway’s diversion effect, which has resulted in a continuous decrease of passenger volume of long-distance trains. The increase in revenue of long-distance trains was primarily due to the commencement of the service of one pair of long-distance trains between Shenzhen and Urumqi.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2017:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2017 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Guangzhou-Foshan-Zhaoqing Intercity Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	25.27

Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Xiamen-Shenzhen Railway, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	20.97

Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	18.24

Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	2.94

Freight Transportation

Revenue from our freight transportation accounted for 10.3% of our total revenue and 10.9% of our railroad and related business revenue in 2017. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

Revenue from freight transportation business in 2017 was RMB1,893.6 million, an increase of 10.2% from RMB1,718.3 million in 2016. The total tonnage of freight we transported in 2017 was 52.2 million tons, representing an increase of 7.4% from 48.6 million tons in 2016. The increase in freight transportation revenues and freight volumes was mainly due to deepening structural reform in supply, the steady improvement of the Chinese domestic economy, our ongoing marketing efforts, and the rebound of freight railway delivery of bulk goods such as iron ore and coal.

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

Railway Network Usage and other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 41.7% of our total revenue and 44.2% of our railroad and related business revenue in 2017. In 2017, our revenue from railway network usage and other transportation-related services was RMB7,644.2 million, representing an increase of 7.8% from RMB7,093.2 million in 2016. The increase in revenue from railway network usage was primarily due to improvements in the workload for the locomotive towing services. The increase in revenue from other transportation services was primarily due to improvements to the workload for the railway operations and passenger services.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2015	2016	2017
	(RMB millions)
Railway Network Usage	2,933.5	3,178.5	3,306.5
Passenger transportation network usage services	2,701.2	2,940.5	3,044.1
Freight transportation network usage services	232.3	238.0	262.4
Other Transportation-Related Services(1)	2,941.2	3,914.7	4,337.7
Railway operation services	2,387.2	2,614.3	2,850.0
Other Services(2)	554.0	1,300.4	1,487.7

Total	5,874.7	7,093.2	7,644.2

(1)	Other transportation-related services include provision of railway operation services and other services.
(2)	Other services include lease of locomotive and passenger trains, fueling of locomotive and passenger trains, parcel transportation and other transportation.

Other Businesses

Revenue from our other businesses accounted for 5.7% of our total revenue in 2017. Our other businesses mainly consist of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Revenue from our other businesses was RMB1,036.5 million in 2017, compared to RMB1,110.2 million in 2016.

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

Our stations along the Guangzhou-Shenzhen line have adopted a real-name ticketing system, allowing passengers to use their identification cards to purchase tickets and board trains. Customers who provide their second generation China identification cards or Hong Kong and Macau identification cards may purchase tickets aboard trains without customer service representatives. Customers can also purchase tickets for our Guangzhou-Shenzhen inter-city trains online. As of December 31, 2017, we had a total of 253 automatic ticket selling machines, 149 automatic ticket inspection machines and 214 internet ticket printing machines along the Guangzhou-Shenzhen line.

The current settlement method for passenger transportation was stipulated by the MOR and is still under execution by the CRC. It provides that all revenue from passenger train services (including revenue generated from luggage and parcel services) is considered passenger transportation revenue and belongs to the railway company that operates that train. The railway company in turn pays other railway companies the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway companies operating the long-distance train services are required to pay us the following fees: (i) the portion of the revenue from the sale of tickets that is higher than the PRC national railway standards due to our special pricing standards and (ii) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenue from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview—Regulatory Overview—Pricing.”

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

In June 2013, the CRC implemented the door-to-door freight fee for railway freight transportation which covers all fees incurred from loading goods, transportation from departure station to arrival station and ultimately to the designated destination. Door-to-door freight fees are charged one-time on the consignor’s account and evidenced by consignment invoice, which lists all chargeable services with corresponding prices.

Since January 1, 2018, the Company has collected the whole-route freight transportation fees for the outbound freight delivered by the Company, and has paid the service fees to other railway companies providing the freight transportation service.

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. We compete for long-distance traveling passengers against other railway service providers operating within our service territory. The Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013 and the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s highspeed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

Equipment, Tracks and Maintenance

As of December 31, 2017, we operated 185 diesel locomotives, 73 electric locomotives, 26 EMUs and 2,410 passenger coaches for our operations.

The freight cars we use are all leased from the CRC, to which we pay uniform rental fees based on the national standards set by the CRC. The amounts of such usage fees we paid to the CRC in 2015, 2016 and 2017 were approximately RMB251.3 million, RMB261.9 million and RMB254.2 million, respectively.

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

Our repair and maintenance facilities, including our Guangzhou passenger vehicle maintenance facility, Shipai passenger vehicle maintenance facility, Shenzhen North passenger vehicle maintenance facility, Guangzhou vehicle maintenance facility and Guangzhou North vehicle maintenance facility, provide services for general maintenance and routine repairs on our coaches and locomotives. Major repairs and overhauls are performed by manufacturers or qualified railway companies or plants. The repair and maintenance services for the CRHs are provided by our Guangzhou EMU vehicle maintenance facility.

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2015, 2016 and 2017, we replaced approximately 7 kilometers, 41 kilometers and 76 kilometers of railway lines, respectively.

Major Suppliers and Service Providers

GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2017, we purchased approximately RMB455,716 million in materials and supplies from GRGC and its subsidiaries, which represented 34.8% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions.”

The companies or bureaus owned or controlled by the CRC, including the GRGC, our single largest shareholder, are our major customers. In 2017, we collected approximately RMB3,595.96 million from GRGC and its subsidiaries, which represented 19.6% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2015, 2016 and 2017, we paid approximately RMB599.3 million, RMB599.2 million and RMB520.2 million, respectively, for electricity charges.]

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

Transport Operations

Prior to the dissolution of the MOR, the transport operations of the PRC national railway system were organized under the centralized regulation of the MOR. In order to promote efficient utilization of the railroad network nationwide, the MOR supervised and coordinated traffic flow on national trunk lines and through any connection points, where two rail lines operated by different companies connect to each other, in the system. Based on route capacity, available equipment and national priorities, the MOR formulated and issued the plans to the railway companies or railway group companies regarding routings on trunk lines, allocation of transportation capacities between railway companies or railway group companies at the connection points and allocation of freight cars to railway companies or railway group companies. The MOR also regulated the dispatch of empty freight cars to designated locations in order to enhance the utilization rate of the freight cars within the national railway system. Within the plans set forth by the MOR, each railway company and railway group company supervised and coordinated traffic within its own jurisdiction.

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

Environmental Protection

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. We pay regular fees to local authorities for the discharge of waste substances. In 2017, our environmental protection-related expenses were approximately RMB1.47 million, mainly related to the landscaping of our railroad and office areas and environmental fees.

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

C.	Organizational Structure

The following table lists our significant subsidiaries as of December 31, 2017:

Name	Country of Incorporation	Percentage of Interest held by our Company
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	100%
Shenzhen Nantie Construction Supervision Company Limited	PRC	76.66%
Shenzhen Railway Property Management Company Limited	PRC	100%
Shenzhen Shenhuasheng Storage and Transportation Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Zengcheng Lihua Stock Company Limited (1)	PRC	44.72%

(1)	(i) According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

D.	Property, Plant and Equipment

We occupy a total area of approximately 41.1 million square meters, among which, we own the land use right of approximately 13.1 million square meters on which our buildings and facilities of Guangzhou-Shenzhen railway are located, we lease approximately 28.0 million square meters from GRGC for the Guangzhou-Pingshi Railway.

With respect to the land for which we hold the land use rights, the terms range from 36.5 to 50 years, terminating between 2027 and 2047. We will renew the term of extend land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. With respect to the land leased from GRGC, the term is 20 years, terminating in 2027. Based on the land lease agreement we entered into with GRGC in 2004, we can renew such lease at our discretion upon the expiration of the term of such land lease.

As of December 31, 2017, we had not obtained the land use right certificates, or Land Certificates, of certain parcels of land with an aggregate area of approximately 1,928,603 square meters. After consultation with our PRC legal counsel, we believe there is no legal hurdle for us to apply for and to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

As of December 31, 2017, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, which had an aggregate carrying value of approximately RMB1,858.3 million. After consultation with our PRC legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary.

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

As of April 25, 2018, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 41,925 square meters.

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

For the year ended December 31, 2017, our total revenue was RMB18,331.4 million, profit attributable to equity holders was RMB1,015.4 million, and earnings per share were RMB0.14. Railroad and related business revenue accounted for 93.1%, 93.6% and 94.3% of our total revenue in 2015, 2016 and 2017, respectively.

Passenger transportation is our principal business. In 2017, the total number of our passengers was 85.1 million, representing an increase of 0.3% from 84.9 million in 2016. Our passenger transportation revenue was RMB7,757.1 million in 2017, representing an increase of 5.4% from RMB7,358.9 million in 2016.

We transported a total of 52.2 million tons of freight in 2017, representing an increase of 7.5% from 48.6 million tons in 2016. Our freight transportation revenue in 2017 was RMB1,893.6 million, representing an increase of 10.2% from RMB1,718.3 million in 2016.

Revenue from our railway network usages and other transportation related services business was RMB7,644.2 million in 2017, representing an increase of 7.8% from RMB7,093.2 million in 2016.

Revenue from our other businesses was RMB1,036.5 million in 2017, compared to RMB1,110.2 million in 2016.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium-to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the global financial crisis and economic downturn in 2008 had adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although many places around the world have recovered since the second half of 2009, the global economic downturn, Europe’s sovereign debt crisis, the stability of the Eurozone and the decreased growth rate of China’s economy may have a material and adverse effect on our businesses, results of operations and financial condition. 2017 saw a strong trend of steady and favorable growth in China’s economy, in which a rebound in GDP growth rate occurred for the first time since 2011, representing a year-on-year increase of 6.9%. It was also the first time that the GDP exceeded RMB80 trillion, reaching RMB82.71 trillion. Meanwhile, the national railway showed solid improvements both in its passenger and freight transportation, with its passenger delivery volume reaching 3.039 billion people over the course of the year, a year-on-year increase of 9.6%, and outbound freight tonnage of 2.918 billion tons, a year-on-year increase of 10.1%. Given this sound macroeconomic environment, we were able to adhere to and achieve business objectives while upholding our working theme to “strengthen foundation, obtain achievement, improve quality and raise efficiency”.

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

Year ended December 31, 2017 compared with year ended December 31, 2016

Revenue

In 2017, our total revenue was RMB18,331.4 million, representing an increase of 6.1% from RMB17,280.5 million in 2016. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services was RMB7,757.1 million, RMB1,893.6 million and RMB7,644.2 million, respectively, accounting for approximately 42.3%, 10.3% and 41.7% of our total revenue in 2017, respectively.

Passenger transportation. Revenue from passenger transportation accounted for 42.3% of our total revenue and 44.9% of our railroad and related business revenue in 2017. As of December 31, 2017, we operated 251 pairs of passenger trains each day, including 107 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 97 pairs of inter-city trains between Guangzhou East to Shenzhen (including 22 stand-by pairs), 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 131 pairs of long-distance trains (including 12 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 3 pairs of Guangzhou to Guilin North, NaningEast and Guiyang North cross-network EMU trains).

In 2017, the total number of our passengers was 85.1 million, representing an increase of 0.3% from 84.9 million in 2016. Our passenger transportation revenue was RMB7,757.1 million in 2017, representing an increase of 5.4% from RMB7,358.9 million in 2016. The increase in passenger transportation revenues was mainly due to: (i) the Company’s addition of 2 pairs, 3 pairs and 2 pairs of cross-network EMU trains between Guangzhou East to Chaozhou-Shantou on February 1, 2016, May 15, 2016 and September 21, 2017, respectively; and 1 pair of long-distance trains between Shenzhen and Urumqi and 1 pair of long-distance trains between Guangzhou and Yueyang, both of which commenced operations on May 15, 2016; (ii) the recommencement of Guangzhou-Shenzhen inter-city passenger transportation business at Pinghu Railway Station on September 26, 2016; and (iii) the implementation of an increase in ticket prices on April 21, 2017, for the Guangzhou East to Chaozhou-Shantou cross-network EMU trains. The increase in passenger volume was primarily due to the recommencement of the Guangzhou Shenzhen inter-city passenger transportation business at Pinghu Station on September 26, 2016.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2016 and 2017:

	Year ended December 31,		Change from
	2016	2017	2016 to 2017
Revenue from passenger transportation (RMB thousands)	7,358,851	7,757,077	5.4%
Total passengers (thousands)	84,896	85,133	0.3%
Total passenger-kilometers (millions)	25,479	25,529	0.2%
Revenue per passenger-kilometer (RMB)	0.29	0.30	3.4%

Freight transportation. Revenue from our freight transportation accounted for 10.3% of our total revenue and 10.6% of our railroad and related business revenue in 2017.

Revenue from our freight transportation business in 2017 was RMB1,893.6 million, an increase of 10.2% from RMB1,718.3 million in 2016. The total tonnage of freight we transported in 2017 was 52.2 million tons, representing an increase of 7.5% from 48.6 million tons in 2016. The increase in freight transportation revenues and freight volumes was mainly due to the deepening structural reform in supply, the steady improvement of the domestic economy, our ongoing marketing efforts, and the rebound of the freight railway delivery of bulk goods such as iron ore and coal.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2016 and 2017:

			Change
	Year ended December 31,		from
	2016	2017	2016 to 2017
Revenue from freight transportation (RMB thousands)	1,718,260	1,893,594	10.2%
- Revenue from outbound freight transportation	476,505	475,849	(0.1%)
- Revenue from inbound and pass-through transportation	1,105,061	1,266,122	14.6%
- Revenue from other freight transportation services	136,694	151,623	10.9%
Total freight tons (thousands of tons)	48,603	52,239	7.5%
- Outbound freight tonnage	15,356	15,864	3.3%
- Inbound and pass-through freight tonnage	33,247	36,375	9.4%
Revenue per ton (RMB)	35.4	36.2	2.3%
Total ton-kilometers (millions)	10,302	10,700	3.9%
Revenue per ton-kilometer (RMB)	0.17	0.18	5.9%

Railway network usage and other transportation related services. Revenue from our railway network usage and other transportation related services accounted for 41.7% of our total revenue and 44.2% of our railroad and related business revenue in 2017. Railway network usage and other transportation related services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. Revenue from our railway network usages and other transportation related services business was RMB7,644.2 million in 2017, representing an increase of 7.8% from RMB7,093.2 million in 2016. The increase in revenue from railway network usage was primarily due to improvements in the workload for the locomotive towing services. The increase in revenue from other transportation services was primarily due to improvements to the workload for the railway operations and passenger services.

Other Businesses. Our other businesses mainly consist of the sale of materials and supplies, on-board catering services, labor services, train repair and other businesses related to railway transportation. Revenue from our other businesses was RMB1,036.5 million in 2017, representing a decrease of 6.6% from RMB1,110.2 million in 2016, primarily due to the decreases in revenue from on-board catering services.

Operating Expenses

In 2017, our total operating expenses were RMB16,932.6 million, representing an increase of 8.3% from RMB15,638.0 million in 2016.

The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2016 and 2017.

	Year ended December 31,
	2016	2017
Railroad and related business revenue (RMB millions)	16,170.3	17,294.9
Business tax	0.2%	0.1%
Employee benefits	35.0%	36.4%
Equipment leases and services	25.9%	25.3%
Land use right leases	0.3%	0.3%
Materials and supplies	8.3%	7.6%
Repairs and facilities maintenance costs, excluding materials and supplies	3.8%	5.1%
Depreciation of fixed assets	9.2%	9.4%
Cargo logistics and outsourcing service charges	1.3%	1.4%
Amortization of leasehold land payments	0.2%	0.2%
Social services expenses	0.1%	0.0%
Utility and office expenses	0.3%	0.3%
Others	5.5%	5.4%
Operating expenses ratio	90.1%	91.6%
Railroad and related business operating margin	9.9%	8.4%

(1)	Total railroad operating expenses as a percentage of railroad and related business revenue.

Railway Operating Expenses. Our total railway operating expenses increased by 8.8% to RMB15,850.1 million in 2017 from RMB14,561.8 million in 2016. This increase was primarily driven by:

•	The increase in the number of staff for the provision of railway operations and passenger services, as well as the corresponding rise in wages in the industry, resulting in the increase of remuneration and benefits expenses.

•	The increase in the number of pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains, and the commencement of operations of the long-distance trains between Shenzhen to Urumqi and between Guangzhou to Yueyang since May 15, 2016, resulting into the increase in equipment leases and services.

•	The company’s acquisition of part of the operating assets of GMSR and SR at the end of October 2016 and newly added fixed assets during the reporting period, which incurred the increase in the depreciation of fixed assets.

•	The increase in the workload of the fifth-grade maintenance of the EMU trains, resulting in the increase of the repair costs of trains.

Profit from Operations

Our profit from operations decreased by 12.0% to RMB1,350.4 million in 2017 from RMB1,534.2 million in 2016, primarily due to a rise in the cost of railway, primarily attributable to (i) an increase in the number of staff for the provision of railway operations and passenger services, as well as a corresponding rise in wages in the industry, resulting in an increase of remuneration and benefits expenses; (ii) an increase in the number of pairs of Guangzhou East to Chaozhou-Shantou cross-network EMU trains, and the commencement in May 2016 of operations of the long-distance trains between Shenzhen and Urumqi and between Guangzhou and Yueyang resulting in an increase in equipment leases and services; (iii) our acquisition of part of the operating assets of Guangmeishan Railway Limited Company (“GMSR”) and Guangdong Sanmao Railway Limited Company (“SR”) in 2016 and newly added fixed assets during the reporting period, which incurred a depreciation charge; and (iv) an increase in the work required in connection with the fifth-grade maintenance of the EMU trains, resulting in an increase in repair costs.

Taxation

In 2017, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%. Our income tax expense was RMB335.4 million in 2017, representing a decrease of 14.1%, compared to RMB390.3 million in 2016. The effective tax rate in 2017 of 24.9% was consistent with the effective tax rate of 25.3% in 2016.

Profit attributable to equity holders of our Company

As a result of the above, our profit attributable to equity holders of our Company decreased by 12.3% to RMB1,015.4 million in 2017 from RMB1,158.3 million in 2016.

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

The following table sets forth our revenue from passenger transportation and the number of passengers for 2015 and 2016:

			Change
	Year ended December 31,		from
	2015	2016	2015 to 2016
Revenue from passenger transportation (RMB thousands)	6,997,562	7,358,851	5.2%
Total passengers (thousands)	85,367	84,896	(0.6%)
Total passenger-kilometers (millions)	25,989	25,479	(2.0%)
Revenue per passenger-kilometer (RMB)	0.27	0.29	7.4%

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

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2015 and 2016:

			Change
	Year ended December 31,		from
	2015	2016	2015 to 2016
Revenue from freight transportation (RMB thousands)	1,761,449	1,718,260	(2.5%)
- Revenue from outbound freight transportation	565,392	476,505	(15.7%)
- Revenue from inbound and pass-through transportation	1,022,025	1,105,061	8.1%
- Revenue from other freight transportation services	174,032	136,694	(21.5%)
Total freight tons (thousands of tons)	48,438	48,603	0.3%
- Outbound freight tonnage	16,882	15,356	(9.0%)
- Inbound and pass-through freight tonnage	31,556	33,247	5.4%
Revenue per ton (RMB)	36.4	35.4	(2.7%)
Total ton-kilometers (millions)	10,874	10,302	(5.3%)
Revenue per ton-kilometer (RMB)	0.16	0.17	6.3%

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

Railway Operating Expenses. Our total railway operating expenses increased by 10.7% to RMB14,561.8 million in 2016 from RMB13,150.4 million in 2015. This increase was driven primarily by:

•	Employee Benefits. Our Employee Benefits mainly consist of wages and welfare. In 2016, our expenses relating to employee benefits amounted to RMB5,654.9 million, representing an increase of 18.6% from RMB4,767.1 million in 2015. This increase was mainly due to an increase in the number of employees providing railway operations and services due to the acquisition of GRCL and GSRC, and an increase in industry-wide pay levels and contributions to the housing provident fund and social security fund.

•	Equipment leases and services. Our expenses for equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway companies. In 2016, our expenses relating to equipment leases and services amounted to RMB4,193.6 million, representing an increase of 7.3% from RMB3,908.5 million in 2015. This increase was mainly due to the commencement of five newly added cross-network EMU pairs traveling across Guangzhou and Chaozhou-Shantou and one new pair of long distance trains between Shenzhen and Urumqi, and newly provided transportation service to GRCL and GSRC.

•	Depreciation of Fixed Assets. In 2016, our expenses of depreciation of fixed assets amounted to RMB1,488.3 million, representing an increase of 7.3% from RMB1,387.5 million in 2015. The increase was mainly due to the acquisition of part of the operating assets of GRCL and GSRC.

•	The increase in our operating expenses was partially offset by repairs and facilities maintenance costs, excluding materials and supplies. In 2016, our repairs and facilities maintenance costs, excluding materials and supplies, amounted to RMB612.5 million, representing a decrease of 14.5% from RMB716.2 million in 2015. This was mainly due to the decrease of repairs and facilities maintenance costs in 2016.

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

Critical Accounting Policies and Estimates

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “other losses—net”, included in the comprehensive income statement.

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

Recently adopted accounting standards

In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2017:

•	Income taxes — Amendments to IAS 12;

•	Statement of cash flows — Amendments to IAS 7; and

•	Disclosure of interest in other entities — Amendment to IFRS 12.

The directors of the Company consider that the adoption of these amendments did not have any impact on the amounts recognized in prior periods. Most of the amendments will also not affect the current or future periods.

New accounting pronouncements

Details of the new accounting pronouncements are set out in Note 2.1.1 to our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

We generated approximately RMB2,634.8 million of net cash flow from operating activities in 2017. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2017, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures of approximately RMB2,273.4 million, representing an increase of 15.2% from RMB1,973.9 million in 2016;

•	payment of dividends of approximately RMB569.3 million; and

•	income tax expenses of approximately RMB327.9 million.

Our capital expenditures for 2017 consisted primarily of the following projects:

•	the reconstruction of automatic inter-locking equipment from the Guangzhou to Pingshi section of the Beijing-Guangzhou railway;

•	improvements in system adaptability for the traction power supply system from the Pingshi to Guangzhou section of the Beijing-Guangzhou railway;

•	fifth-grade transformation of uses for CRH1A EMU trains (10 trains);

•	Phase I construction of the newly built staff apartment in Shipai, Guangzhou district;

•	section repair, capacity expansion and renovation of the Guangzhou North vehicle section; and

•	reconstruction of the Guangzhou East to Xintang section of the Guangshen lines III and IV.

Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB1,160.5 million as of December 31, 2017.

As of December 31, 2017, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

As of December 31, 2017, we did not have any banking facilities.

Cash Flow

Our net cash and cash equivalents as of December 31, 2017 decreased by approximately RMB199.1 million from December 31, 2016. Our principal source of capital was revenue generated from operating activities.

The following table sets forth certain items in our consolidated cash flow statements for 2015, 2016 and 2017, and the percentage change in these items from 2016 to 2017:

	Year ended December 31,			Change from 2016 to 2017
	2015	2016	2017
	(RMB thousands)
Net cash generated from operating activities	2,259,691	1,641,238	2,634,839	60.5%
Net cash used in investing activities	(1,349,235)	(1,935,702)	(2,264,647)	17.0%
Net cash used in financing activities	(354,710)	(566,683)	(569,333)	0.5%
Net (decrease)/increase in cash and cash equivalents	555,746	(861,147)	(199,141)	(76.9%)

Our net cash inflow from operating activities increased to RMB2,634.8 million in 2017 from RMB1,641.2 million in 2016, primarily due to (i) the net cash inflow of RMB614.7 million generated from a decrease of trade receivables, and (ii) the decrease in income tax paid in the amount of RMB243.8 million. Our net cash inflow from operating activities decreased to RMB 1,641.2 million in 2016 from RMB2,259.7 million in 2015, primarily due to the increase in revenue of RMB1,555.2 million, offset by (i) the increase of payments in employee benefits in the amount of RMB984.4 million and income tax of RMB310.9 million, and (ii) the increase in revenue of RMB1,555.2 million offsets by cash flow outflow of RMB855.7 million as a result of changes in accounts receivable and account payables.

Our net cash used in investment activities increased from RMB1,935.7 million in 2016 to RMB2,264.6 million in 2017, primarily due to the increase in purchase expenses and construction of fixed assets. Our net cash used in investment activities increased from RMB1,349.2 million in 2015 to RMB1,935.7 million in 2016, primarily due to an increase in expenses on investment of certain fixed assets of GRCL and GSRC.

Our net cash used in financing activities increased to RMB569.3 million in 2017 from RMB566.7 million in 2016, primarily due cash dividends paid to certain non-controlling shareholders.

Our net cash used in financing activities increased to RMB566.7 million in 2016 from RMB354.7 million in 2015, primarily due to the increase in allocation of cash dividends in 2016.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2017, our expenses for the purchase of fixed assets and payments for construction-in-progress totaled RMB2,273.4 million. In addition, we paid RMB327.9 million for income taxes and approximately RMB569.3 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2018.

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2018. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2018.

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

In addition, the global financial crisis and economic downturn since 2008 adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the economy in China, as well as in many other places around the world, has recovered since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and sustainability of high rates of growth in China. In 2016, China’s economy grew at a slower pace and trended stably and positively. Although China’s GDP growth rate remained high compared to other countries and the quality and efficiency of economic development were enhanced, providing strong and solid protection for the long-term and stable development of the Company, with the still complicated and evolving domestic and international economic environment, China’s economy still faced greater downward pressure, which suppressed the demand growth of passenger and freight transportation. Finally, the institution by some governments of new trade tariffs generally, and specifically between the United States and China, poses a potential risk to the Chinese economy and to our freight transportation.

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

Looking into 2018, we believe China remains in a strategic opportunity phase for its development even though the rate of growth in China may not be maintained at historical levels. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to develop in a more scientific, orderly, sustained and stable manner in 2018, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2017 for the periods indicated.

	Payment due by period (RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Capital Expenditure Obligation(1)	1,341,055	1,341,055	—	—	—
Operating Lease Obligations(2)	666,000	74,000	148,000	148,000	296,000
Total	2,007,055	1,415,055	148,000	148,000	296,000

(1)	See Note 36(a) to our audited consolidated financial statements, “Capital Commitments.”
(2)	See Note 36(b) to our audited consolidated financial statements, “Operating Lease Commitments.”

Based on the current progress of our new projects, we estimate that our capital expenditures for 2018 will amount to approximately RMB2.88 billion and will consist primarily of the following projects:

•	Extending construction of the Guanghzou North Vehicle Section;

•	Purchase of new EMU;

•	Construction and improvement of video monitoring system of key sections along Guangzhou-Pingshi line and Guangzhou-Shenzhen line;

•	Improvement of CTC system and train control system of Guangzhou-Shenzhen line; and

•	Construction of staff apartment in Shipai, Guangzhou district.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. All of our directors were re-elected at our annual shareholders’ general meeting held on June 15, 2017 by cumulative voting. The business address of each of our directors is No. 1052 Heping Road, Luohu District, Shenzhen, People’s Republic of China 518010.

The table below sets forth the information relating to our directors as of April 25, 2018:

Name	Age	Position	Date First Elected or Appointed
Wu Yong	54	Chairman of the Board of Directors	2014
Hu Lingling	54	Executive Director	2016
Sun Jing	52	Director	2012
Yu Zhiming	59	Director	2008
Chen Jianping	51	Director	2015
Luo Qing	53	Executive Director	2009
Chen Song	45	Independent Non-executive Director	2014
Jia Jianmin	60	Independent Non-executive Director	2014
Wang Yunting	59	Independent Non-executive Director	2014

Wu Yong is our Chairman. Mr. Wu holds a bachelor’s degree and is a senior engineer with advanced engineering remuneration. Mr. Wu started his career in July 1986, and served as the deputy bureau chief of Benghu Sub-bureau of Shanghai Railway Bureau, the commander chief of Hefei-Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and the deputy bureau chief of Wuhan Railway Bureau, the bureau chief of Chengdu Railway Bureau, the chairman and the general manager of GRGC and the deputy secretary of the party committee. Since November 2017, he has been the chairman of GRGC and the secretary of the party committees.

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

Sun Jing is our non-executive Director. Mr. Sun holds a bachelor’s degree and is a senior engineer. Mr. Sun started to work in the railway transportation industry in July 1985. Mr. Sun served as the section chief and deputy party secretary of Yueshan locomotive section of Zhengzhou Sub-bureau of Zhengzhou Railway Bureau, the deputy division chief and the division chief of locomotive department of Zhengzhou Railway Bureau, an assistant to the director of Zhengzhou Railway Bureau and the deputy general manager of GRGC. He is currently a director and the general manager of China Railway Zhengzhou Group Limited.

Yu Zhiming is our non-executive Director. Mr. Yu holds a bachelor’s degree and is a senior accountant. Mr. Yu started his career in May 1980. He served as the director of the Sub-division of Finance of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, the director of the finance department of Wuhan Railway Bureau and the standing vice-director of capital settlement center of MOR. He is currently the director and the chief accountant of GRGC.

Chen Jianping is our non-executive Director. Mr. Chen holds a bachelor’s degree and a master’s degree and is a political engineer. Mr. Chen served as a Supervisor representing employees of the Company before being elected as our non-executive Director. Mr. Chen worked with the First High School of Guangzhou Railway and Locomotive Sports Association of GRGC and is working with GRGC. From 1997 to 2007, Mr. Chen served as the office secretary of the trade union of GRGC, director of the logistics department of our Company, deputy secretary of the Party Work Committee and concurrently the secretary of the committee for disciplinary inspection of the passenger transportation business unit of our Company, deputy office manager of our Company and chairman of the trade union of the mechanized line center of GRGC. From 2007 to October 2012, Mr. Chen served as the section chief of Guangzhou Passenger Transportation Division. From November 2012 to October 2013, he was the general manager of diversified operation and development center, deputy secretary of the Party Work Committee and director of various operation and management offices of GRGC. From November 2013 to September 2014, he was the stationmaster of Shenzhen North Station and deputy secretary of the Party Work Committee of our Company. From October 2014 to December 2017, Mr. Chen was the chief of the passenger transportation department of GRGC. Mr. Chen is currently the deputy chairman of Beijing Xinhua Airport Aeronautics Food Limited Company of the Hainan Airlines. Mr. Chen was also a Supervisor representing employee of the Company from May 2014 to May 2015.

Luo Qing is our executive Director. Mr. Luo is a postgraduate at the Party School of the Communist Party of China and is a political engineer. Mr. Luo has been working in the railway transportation industry since August 1981. Previously, he served as the secretary-general of Locomotive Sports Association of Yangcheng Railway Company of GRGC, the secretary-general of Locomotive Sports Association of GRGC, the chief of the organization department of trade union of GRGC and the chairman of the trade union of the Company. From May 2010 to April 2018, he was the deputy secretary of the party and working committee, the secretary of the discipline inspection and working commission of the Company and the chairman of the trade union of the Company. He is currently the chairman of the trade union of the Company.

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

Supervisors

The table below sets forth the information relating to our supervisors as of April 25, 2018:

Name	Age	Position	Date First Elected or Appointed
Liu Mengshu	54	Chairman of the supervisory committee.	2014
Chen Shaohong	51	Supervisor	2008
Shen Jiancong	49	Supervisor	2011
Li Zhiming	57	Supervisor	2005
Zhou Shangde	47	Supervisor	2015
Song Min	47	Supervisor	2014

Liu Mengshu is chairman of our supervisory committee. Mr. Liu holds a bachelor’s degree and is an engineer. He served in the Huaihua Sub-bureau of Guangzhou Railway Bureau and GRGC Changsha headquarters. He served in GRGC as the head of the director of organization of the party committee of GRGC from November 2004 to April 2006, as the head of the GRGC party committee’s propaganda department from April 2006 to September 2008, as GRGC’s office director from September 2008 to December 2013 and as the deputy secretary of CPC and the secretary of Committee for Discipline Inspection of GRGC from December 2013 to December 2017. Mr. Liu is currently a director, the deputy secretary of the party committee and the secretary of the Committee for Discipline Inspection of GRGC.

Chen Shaohong is our Supervisor. Mr. Chen holds a bachelor’s degree and is a senior economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From June 2008 to July 2015, Mr. Chen was the vice-chief economist and director of corporate and legal affairs department of GRGC. From August 2015 to December 2017, Mr. Chen was the director of the Corporate and Legal Affairs department of GRGC. He is currently the chief legal advisor and the director of the Corporate and Legal Affairs department for GRGC.

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

Li Zhiming is our Supervisor. Mr. Li holds a bachelor’s degree in economics and management from the Party School of the Communist Party of China and is an accountant. Before 1996, Mr. Li had served in various managerial positions in Hengyang Railway Sub-bureau of Guangzhou Railway Bureau and Changsha Railway Company of GRGC. From 1996 to March 2005, he was chief of Finance Sub-division of Changsha Railway Company of GRGC. From April 2005 to November 2017, he was deputy chief and chief of the audit department of GRGC. He is currently the Supervisor and chief of the audit department of GRGC.

Zhou Sangde is our Supervisor and represents employees of our Company. Mr. Zhou holds a master’s degree from the Party School of the Communist Party of China and is a political engineer. Mr. Zhou used to serve as the secretary of the Communist Youth League of Sungang Station (formerly known as the Shenzhen North Station), deputy chief of the organization and human resources department, director of the party committee office, and chairman of the trade union of the integrated service center of our Company. From July 2007 to March 2011, Mr. Zhou was transferred to GRGC and served as the deputy chief of the human resources office, deputy office manager and concurrently director of the reception office, and chief party secretary of the administrative office of GRGC. In March 2011, Mr. Zhou was transferred back to our Company and served as party secretary and station supervisor of Shenzhen Station. Mr. Zhou is currently the station master and the deputy secretary of the party committee for Shenzhen North Station.

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

Senior Management

The table below sets forth information relating to our senior management as of April 25, 2018:

Name	Age	Position	Date First Elected or Appointed
Hu Lingling	54	General Manager	2015
Luo Jiancheng	45	Deputy General Manager	2016
Guo Xiangdong	52	Deputy General Manager and Company Secretary	2010 2004
Tang Xiangdong	49	Chief Accountant	2008

(1)	See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management – Directors” for information regarding Hu Lingling.
(2)	Guo Xiangdong was firstly appointed as our Deputy General Manager in 2010 and Company Secretary in 2004.

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

Additional Information

Our non-independent directors, members of our supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

Name	Position
Wu Yong	Chairman of the Board of Directors of: Guangmeishan Railway Company Limited Guangdong Sanmao Railway Co., Ltd. Shichang Railway Company Limited

Sun Jing	Director and General Manager of:
China Railway Zhengzhou Group Limited

Name	Position
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

Huai Shao Heng Railway Co., Ltd.

Qian Zhang Chang Railway Company Limited

Ganshao Railway Company Limited

China Railway Container Transportation Company Limited

China Railway Special Goods Transportation Company Limited

Supervisor of:

Guangzhou–Zhuhai Railway Company Limited

China Railway Express Co., Ltd.

Chen Jianping	Deputy Chairman of: Beijing Xinhua Airport Aeronautics Food Limited Company of the Hainan Airlines

Chen Song	Director and General Manager of: Chongqing Brewery Co., Ltd.

Jia Jianmin	Professor and Chairman of the Department of Marketing of Faculty of Business Administration and Changjiang Scholar Professor of the Ministry of Education of: The Chinese University of Hong Kong

Wang Yunting	Chairman of the Board of Directors of: Shaanxi Fortune Investment Limited

Liu Mengshu	Chairman of Supervisory Committee of: Guangmeishan Railway Company Limited Guangdong Sanmao Railway Co., Ltd.

Chen Shaohong

Chairman of Supervisory Committee of:

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Co., Ltd.

Yangcheng Industrial Development Co., Ltd.

Director of:

Guangmeishan Railway Company Limited

Hainan Railway Co., Ltd.

Qian Zhang Chang Railway Company Limited

Xiamen-Shenzhen Railway (Guangdong) Company Limited

Jingyue Railway Company Limited

Guangdong Shenmao Railway Company Limited

Guangdong Meishan Passenger Railway Line Company Limited

Supervisor of:

Guangdong Sanmao Railway Co., Ltd.

Hunan Inter-city Railway Company Limited

Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Ganshao Railway Company Limited

China Railway Express Co., Ltd.

Guangzhou Electric Locomotive Co., Ltd.

Name	Position
Li Zhiming

Chairman of the Supervisory Committee of:

Guangzhou Tiecheng Enterprise Company Limited

Guangdong Shenmao Railway Company Limited

Guangdong Tieqing International Travel Agency Co., Ltd

Director of:

Hong Kong Qiwen Company Limited

Supervisor of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Co., Ltd.

Shichang Railway Company Limited

Hainan Railway Co., Ltd.

Hukun Passenger Railway Line (Hunan) Co., Ltd.

Huai Shao Heng Railway Co., Ltd.

Xiamen-Shenzhen Railway (Guangdong) Company Limited

Ganzhou-Shaoguan Railway Company Limited

Guiyang-Guangzhou Railway Company Limited

Nanning-Guangzhou Railway Company Limited

Jingyue Railway Company Limited

Guangzhou–Zhuhai Railway Company Limited

Guangdong Meishan Passenger Railway Line Company Limited

Guangzhou Northeastern Cargo Outer Ring Railway Company Limited

Guangzhou Nanshagang Railway Company Limited

Luo Jiancheng	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company

Tang Xiangdong	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company

Note:	Chongqing Brewery Co., Ltd is a listed A share company of China. The Chinese University of Hong Kong is a university located in Hong Kong. Shaanxi Fortune Investment Limited is a company located in Xi’an, Shaanxi Province, China. Beijing Xinhua Airport Aeronautics Food Limited Company of the Hainan Airlines is a subsidiary of HNA Group. China Railway Zhengzhou Group Limited, China Railway Container Transportation Company Limited, China Railway Special Goods Transportation Company Limited, China Railway Express Co., Ltd., Guiyang-Guangzhou Railway Company Limited, and Nanning-Guangzhou Railway Company Limited are subsidiaries of CRC. Guangzhou Tiecheng Industrial Company and Shenzhen Guangshen Railway Civil Engineering Company are our joint venture partners. Guangzhou Electric Locomotive Co., Ltd., Guangzhou Zhuhai Railway Company Limited, Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Guangdong Shenmao Railway Company Limited, Jingyue Railway Company Limited, Guangdong Meishan Passenger Railway Line Company Limited, MaoZhan Railway Company Limited and Guangzhou Nanshagang Railway Company Limited are joint venture partners of GRGC. The remaining companies in the table above are subsidiaries of GRGC.

B.	Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2017 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees. The amount of compensation to each director, supervisor and senior management for the year ended December 31, 2017 is listed as follows:

Name	Position	Total remuneration received from the Company before tax) during the reporting period (RMB thousand)
Wu Yong	Chairman of the Board of Directors	—
Hu Lingling	Executive Director and General Manager	441.0
Sun Jing	Non-executive Director	—
Yu Zhiming	Non-executive Director	—
Chen Jianping	Non-executive Director	—
Luo Qing	Executive Director	367.0
Chen Song	Independent Non-executive Director	112.0
Jia Jianmin	Independent Non-executive Director	146.0
Wang Yunting	Independent Non-executive Director	112.0
Liu Mengshu	Chairman of the Supervisory Committee	—
Chen Shaohong	Supervisor	—
Shen Jiancong	Supervisor	—
Li Zhiming	Supervisor	—
Zhou Shangde	Supervisor Representing Employees	387.0
Song Min	Supervisor Representing Employees	320.0
Luo Jiancheng	Deputy General Manager	365.0
Guo Xiangdong	Deputy General Manager, Secretary of the Board	366.0
Tang Xiangdong	Chief Accountant	366.0

Total:		2,982.0

The aggregate amount of cash remuneration paid by our Company in 2017 to all individuals who are our directors, supervisors and senior management members was approximately RMB3.0 million, of which approximately RMB1.5 million was paid to our non-independent directors and supervisors and approximately RMB0.4 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2017 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB0.2 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2017, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2017 or as of December 31, 2017 to which we or any of our subsidiaries was a party.

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

Board of Directors

In accordance with our currently effective Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and generally serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination. Our board of directors held six meetings during the year ended December 31, 2017.

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors generally serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Liu Mengshu, Chen Shaohong, Shen Jiancong, Li Zhiming, Zhou Shangde and Song Min. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 15, 2017. Zhou Shangde and Song Min were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2017. The term of the supervisors is three years. Our supervisory committee held four meetings during the year ended December 31, 2017, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2017. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

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

Audit Committee

We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are Chen Song (Chairman), Jia Jianmin and Wang Yunting. Mr. Chen, Mr. Jia and Mr. Wang are “independent directors” of our Company as defined in Section 303A.02 of the NYSE Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. Our audit committee held six meetings during the year ended December 31, 2017. The duties of the audit committee include:

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

As of December 31, 2015, 2016 and 2017, we had approximately 43,824, 44,609 and 43,767 employees, respectively. The decrease in the number of our employees in 2017 was primarily due to a decrease in electricity and water personnel and in public works personnel. The following chart sets forth the number of our employees by function as of December 31, 2017:

Function	Employees
Passenger and freight transportation and transit operation personnel(1) (2) (3)	20,022
Engineering personnel(4)	5,467
Driving personnel(5)	4,198
Public works personnel(6)	4,014
Electricity personnel(7)	1,932
Electricity and water supplies personnel(8)	2,176
Building construction personnel(9)	1,149
Various operations and other employees of subsidiaries(10)	125
Technical and administrative personnel(11)	4,669
Other employees(12)	15

Total	43,767

(1)	Passenger transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Freight transportation personnel mean those people responsible for organization of freight transportation.
(3)	Transit operation personnel mean those people responsible for providing station boarding services.
(4)	Engineering personnel mean those people responsible for locomotive operation and overhaul.
(5)	Driving personnel mean those people responsible for vehicle operation and overhaul.
(6)	Public works personnel mean those people responsible for station track and railroad switch maintenance.
(7)	Electricity personnel mean those people responsible for signal equipment maintenance.
(8)	Electricity and water supplies personnel mean those people responsible for catenary operation and overhaul as well as power and water consumption maintenance.
(9)	Building construction personnel mean those people responsible for construction, apartments and dining halls.
(10)	Various operations and other employees of subsidiaries mean all personnel involved in diversified businesses.
(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.
(12)	Other personnel include all personnel who have been sick, studying or early-retired.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2017, we paid approximately RMB6,839.4 million in aggregate salaries and benefits to our employees.

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

Details of our statutory welfare fund and retirement benefits are set out in Notes 24 and 28 to our audited consolidated financial statements included elsewhere in this annual report.

E.	Share Ownership

As of April 25, 2018, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

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

After the dissolution of MOR on March 14, 2013, the MOR’s administrative functions were transferred to the MOT and its subordinate body, the newly established State Railway Administration, whereas its commercial functions, together with its underlying assets, liabilities and staff, were transferred to the newly incorporated the CRC. Since GRGC was a railway corporation directly under the former MOR, its interests were also transferred to the CRC. After the completion of the Reform on January 1, 2017. As a result thereof, the actual controlling entity of our Company’s largest shareholder became the CRC.

Shareholding Structure of our Company

As of March 31, 2018, we had 328 record holders holding our H shares (including ADSs) and 228,620 record holders holding our A shares according to records we obtained from Computershare Hong Kong Investor Services Limited and CSDC, respectively. Set out below is the current shareholding structure of our Company as of the date hereof:

Name of Shareholders	Type of Shares	Number of Shares Held	Shareholder Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
Guangzhou Railway (Group) Company	A shares	2,629,451,300	37.1
Other Public Shareholders of A shares(1)	A shares	3,022,785,700	42.7

Total		7,083,537,000	100.0

(1)	On September 22, 2009, GRGC transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (the “NCSSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, the NCSSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. The transfer restriction of these 274,798,700 shares expired on December 21, 2012. No shares were subject to sale restriction and all the shares achieved full circulation on December 24, 2012.

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

The following table sets forth all persons who were known by us to beneficially own 5% or more of our issued and outstanding H shares as of April 18, 2018.

Identity of Person or Group	Shares Owned		Percentage of H Shares	Percentage of Total Capital
BlackRock, Inc.	272,414,089	(L)	19.03%	3.85%
	10,936,000	(S)	0.76%	0.15%
BlackRock Global Funds	214,747,049	(L)	15.00%	3.03%
FIL Limited	156,872,000	(L)	10.96%	2.21%

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

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2017. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure”.

Name of related parties	Relationship with Us
Single largest shareholder and its subsidiaries

Guangzhou Railway Group	Single largest shareholder

Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder

GRCL	Subsidiary of the single largest shareholder

Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the single largest shareholder

Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder

Yuehai Railway Company Limited	Subsidiary of the single largest shareholder

Shichang Railway Company Limited	Subsidiary of the single largest shareholder

Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder

Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder

Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the single largest shareholder

Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder

Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder

Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of the single largest shareholder

Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder

Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder

Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder

Ganshao Railway Company Limited	Subsidiary of the single largest shareholder

Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder

Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder

Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder

Guangdong Sanmao Railway Capital Construction Company	Subsidiary of the single largest shareholder

Associates of the Group

Tiecheng	Associate of the Group

Shentu	Associate of the Group

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

According to the current Framework Agreement, the scope of services between us and the CRC Group include the following:

(a)	Mutual provision of railway transportation services, which comprise:

(i)	production co-ordination, safety management and dispatching services;

(ii)	application and rental services of railway infrastructure and transportation equipment;

(iii)	railway communication services;

(iv)	railway network services (including but not limited to passenger services, water to supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v)	crew services; and

(vi)	cleaning services of locomotives, trains and railway stations.

(b)	Mutual provisions of railway-related services, which comprise:

(i)	repair services of railway infrastructure and equipment;

(ii)	repair services of locomotives and trains;

(iii)	procurement and sales services of railway related materials;

(iv)	security services;

(v)	hygiene and epidemic prevention services;

(vi)	property management and building maintenance services; and

(vii)	project construction, management and supervision services.

(c)	We will provide special entrusted railway transportation services to the CRC Group, which include but are not limited to:

(i)	operation and management of passengers and freight transportation and related services; and

(ii)	repair services of transportation facilities and equipment.

(d)	Mutual provision of miscellaneous services between us and the CRC Group that are necessary for the proper functioning of railway transportation and operation.

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

(e)	if none of the above-mentioned pricing standards is available, the prices shall be determined with reference to the prices of nonconnected transactions between the connected parties and independent third parties; and

(f)	if neither comparable market prices nor prices of non-connected transactions are available for reference, the prices shall be determined upon negotiation according to the aggregate of the total actual costs for providing the relevant services, reasonable profits and taxes and additional charges paid.

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(RMB thousands)
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to GRGC and its subsidiaries(i)	751,956	1,425,538	1,505,348
Revenue collected by the CRC for railway network usage and related services provided to GRGC and its subsidiaries(ii)	1,180,852	1,400,876	1,428,752
Revenue from railway operation service provided to GRGC’s subsidiaries(iii)	550,168	579,253	660,847

	2,482,976	3,405,667	3,594,947
Other Businesses
Sales of materials and supplies to GRGC and its subsidiaries(iv)	25,940	29,449	23,386
Services received and purchases made
Railroad and Related Business
Provision of train transportation services by GRGC and its subsidiaries(i)	888,903	989,778	1,048,524
Cost settled by the CRC for railway network usage and related services provided by GRGC and its subsidiaries(ii)	1,406,962	1,628,336	1,720,849
Operating lease rental paid to GRGC for the leasing of land use rights	55,090	55,090	57,358

	2,350,955	2,673,204	2,826,731

Other Businesses
Social services (employee housing and public security services and other ancillary services) provided by GEDC(iii)	16,080	11,297	—
Provision of repair and maintenance services by GRGC and its subsidiaries(iv)	489,038	306,988	298,040
Purchase of materials and supplies from GRGC and its subsidiaries(v)	384,262	469,273	455,716
Provision of construction services by GRGC and its subsidiaries(vi)	226,089	347,409	272,390
	1,115,469	1,134,967	1,026,146

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual cost incurred.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contract parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual cost incurred.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus a management fee ranging from 0.3% to 5%.
(vi)	Based on construction amount determined under national railway engineering guidelines.

We had the following material balances with our related parties as of the dates indicated:

	As of December 31,
	2016	2017
	(RMB thousands)
Trade receivables	730,061	1,435,421
- GRGC(i)	229,056	132,830
- Subsidiaries of GRGC(i)	501,005	1,302,591
Prepayments and other receivables	25,961	44,329
- GRGC	691	3,277
- Subsidiaries of GRGC	25,270	41,052
Prepayments for fixed assets and construction-in-progress	225	4,352
- GRGC	—	—
- Subsidiaries of GRGC(ii)	225	4,352
Trade payables	533,051	681,587
- GRGC(i)	61,486	61,899
- Subsidiaries of GRGC(ii)	432,712	619,509
- Associates	38,853	179
Payables for fixed assets and construction-in-progress	249,308	342,519
- GRGC	10,805	53,821
- Subsidiaries of GRGC	168,038	220,377
- Associates	70,465	68,321
Accruals and other payables	430,331	439,509
- GRGC	5,663	7,390
- Subsidiaries of GRGC(iii)	422,877	430,041
- Associates(iv)	1,791	2,078

(i)	The trade balances due from/to GRGC, subsidiaries of GRGC mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.
(ii)	The trade payables due to subsidiaries of GRGC mainly represented payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.
(iii)	The other payables due to subsidiaries of GRGC mainly represented the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv)	The other payables due to associates mainly represented the performance deposits received for construction projects operated by associates.

As of December 31, 2017, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2017. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2017 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

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

We work in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues, which were previously executed by MOR, have been transferred to the CRC. As of December 31, 2017, the cooperation mode and pricing model had not been subject to any material changes.

The chart below sets forth the material transactions our Company undertook with the CRC and its subsidiaries during the last three fiscal years. Unless otherwise specified, the transactions disclosed below have excluded the transactions with GRGC and its subsidiaries:

	Year Ended December 31,
	2015	2016	2017
	(RMB thousands)
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to CRC Group(i)	36,515	29,794	81,396
Revenue collected by the CRC for services provided to the CRC Group(ii)	1,752,666	1,777,640	1,877,719
Revenue from railway operation service provided to the CRC Group (iii)	1,421,995	1,628,143	1,800,692

	3,211,176	3,425,577	3,759,807

Other Businesses
Provision of repairing services for cargo trucks to the CRC Group(ii)	284,348	323,993	333,917
Sales of materials and supplies to the CRC Group(iv)	38,395	7,073	7,185
Provision of apartment leasing services to the CRC Group(iv)	762	641	722

	323,505	331,707	341,824
Services received and purchases made
Railroad and Related Business
Provision of train transportation services by the CRC Group(i)	277,138	292,754	306,208
Cost settled by the CRC for services provided by the CRC Group(ii)	1,365,352	1,376,047	1,395,591

	1,642,490	1,668,801	1,701,799

Other Businesses
Provision of repair and maintenance services by the CRC Group(iv)	2,813	42,954	31,089
Purchase of materials and supplies from the CRC Group(v)	33,591	15,220	19,258
Provision of construction services by the CRC Group(vi)	13,538	4,385	—

	49,942	62,559	50,347

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement cost plus management fee ranged from 0.3% to 5%.
(vi)	Based on construction amounts determined under national railway engineering guidelines.

The chart below sets forth the revenue collected and settled through the CRC for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(RMB thousands)
Passenger transportation	6,642,129	6,960,491	7,295,985
Freight transportation	1,022,025	1,105,061	1,266,122
Other transportation related services	86,199	86,883	112,267

	7,750,353	8,152,435	8,674,374

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

We had the following material balances maintained with the CRC Group as of December 31, 2016 and December 31, 2017:

	As of December 31,
	2016	2017
	(RMB thousands)
Due from the CRC Group
Trade receivables	1,443,272	1,372,631
Other receivables	4,672	1,207
Due to the CRC Group
Trade payables	65,496	62,620
Other payables	15,901	6,413

C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-78 following ITEM 19.

A.7	Legal Proceedings

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

On March 28, 2018, our Board of Directors proposed a final dividend distribution of RMB0.08 per share to our shareholders for the year ended December 31, 2017. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders to be held on June 6, 2018.

B.	Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Price Range of our H shares and ADSs

As of December 31, 2017 and April 18, 2018, there were 1,431.3 million H shares issued and outstanding. As of December 31, 2017 and April 18, 2018, there were 2,066,229 ADSs and 2,005,981 ADSs outstanding held by 136 and 136 registered holders, respectively.

The HKSE is the principal non-US trading market for our H shares. The ADSs, each representing 50 H shares, have been issued by JPMorgan Chase Bank as depositary and are listed on the NYSE. The following table sets forth, for the periods indicated, the reported high and low sales prices for our securities on each of these stock exchanges:

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
Annual highs and lows
2013	28.17	18.73	4.48	2.81

2014	24.59	18.05	3.82	2.79
2015	34.85	18.92	5.43	2.92
2016	30.50	20.51	4.92	3.11
2017	33.56	24.43	5.31	3.72

	New York Stock Exchange		HKSE
Calendar Period	High	Low	High	Low
	(USD per ADS)		(HKD per H share)
Quarterly highs and lows
First Quarter 2016	24.43	20.51	3.90	3.11
Second Quarter 2016	25.74	21.22	4.05	3.30
Third Quarter 2016	27.51	22.74	4.38	3.52
Fourth Quarter 2016	30.50	25.58	4.92	3.97
First Quarter 2017	33.18	29.96	5.17	4.63
Second Quarter 2017	31.60	24.43	4.97	3.72
Third Quarter 2017	29.65	24.78	4.69	3.85
Fourth Quarter 2017	33.56	26.46	5.31	4.13
Monthly highs and lows
October 2017	30.36	28.40	4.84	4.40
November 2017	29.15	26.46	4.57	4.13
December 2017	33.56	27.81	5.31	4.30
January 2018	37.43	33.21	5.89	5.17
February 2018	33.21	29.65	5.31	4.61
March 2018	32.93	29.49	5.25	4.58
April 2018 (through April 18, 2018)	29.63	27.01	4.71	4.16

During the year ended December 31, 2017, we did not purchase, sell or redeem any of our H shares.

In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange starting from December 22, 2006.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The total number of shares of our Company after the A Share Offering is 7,083,537,000. As of December 31, 2017, our issued share capital consisted of:

	Number of Shares	Percentage of shares (%)
Type of share capital
Domestic tradable shares without restriction on sales (A shares)	5,652,237,000	79.8
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.0

Public Float

As of April 25, 2018, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

Pre-Emptive Rights

There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

B.	Memorandum and Articles of Association

Our shareholders previously adopted the amended and restated Articles of Association at an annual shareholders’ general meeting held on June 25, 2009, which was filed as an exhibit to our annual report on Form 20-F with the SEC on June 22, 2010. On September 27, 2012 and May 28, 2015, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2016. On May 26, 2016, our shareholders passed resolutions to make additional amendments concerning the scope of the business of the Company set forth in Article 13 of the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2017. On June 15, 2017, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which is filed as Exhibit 1.1 hereto.

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

Other than the Comprehensive Services Framework Agreement, dated as of November 1, 2016, all other material contracts we entered into during the fiscal years of 2016 and 2017 were made in the ordinary course of business.

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

Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2017, we incurred a foreign exchange loss of approximately RMB7.3 million mainly due to the depreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB1.2 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2017, we maintained the equivalent of approximately RMB32.9million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3.1(a)(i) to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

After the latest amendment to the Individual Income Tax Law on June 30, 2011 and its implementation rules on February 18, 2008, the State Administration of Taxation has not stated whether it will continue to exempt from individual income tax income derived by individuals from the transfer of listed shares. However, on December 31, 2009, the Ministry of Finance, State Administration of Taxation and CSRC jointly issued the Circular on Related Issues on Collection of Individual Income Tax over the Income Received by Individuals from Transfer of Listed Shares Subject to Sales Limitation (Cai Shui [2009] No. 167), which states that individuals’ income from transferring listed shares on certain domestic exchanges shall continue to be exempted from the individual income tax, except for shares of certain specified companies under certain situations which are subject to sales limitations (as defined in such Circular and its supplementary notice issued on November 10, 2010). Meanwhile, according to Notice on the Continuation of the Individual Income Tax Policy of the Trading Connectivity Mechanism in the Shanghai and Hong Kong Stock Markets (Cai Shui [2017] No. 78), PRC individual investors’ gains from transferring stock of a company listed on the HKSE through the Shanghai-Hong Kong Stock Connect temporarily were exempted from PRC individual income tax from November 17, 2017 to December 4, 2019. Moreover, the gains received by individual investors from Hong Kong from transferring A shares listed on the Shanghai Stock Exchange also were temporarily exempted from income tax.

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

The Agreement Between the Government of the United States of America and the PRC Government for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, together with related protocols, referred to herein as the “US-PRC tax treaty,” currently limits the rate of PRC withholding tax upon dividends paid by our Company to a U.S. holder (as defined below under “U.S. Federal Income Taxation”) who is a resident of the United States for purposes of the US-PRC tax treaty to 10%. It is uncertain if the US-PRC tax treaty exempts from PRC tax the capital gains of a U.S. holder arising from the sale or disposition of H shares or ADSs. U.S. holders are advised to consult their tax advisors with respect to these matters.

U.S. Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the U.S. federal income tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	banks, insurance companies and financial institutions;

•	U. S. expatriates;

•	tax-exempt entities;

•	certain insurance companies;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own 10% or more of our voting stock;

•	U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders whose functional currency is not the U.S. dollar.

This discussion is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms. Tax legislation enacted in December 2017 (the “2017 Act”) made significant changes to the Code, many of which are open to interpretation and for which administrative guidance is not yet available. We urge you to consult with your own tax advisor as to the potential impact of the 2017 Act.

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

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, (a “PFIC”), as discussed under “PFIC Rules” below.

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

but does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year the dividend is paid or the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC (and were not a PFIC for our prior taxable year) and we are considered eligible for the benefits of the U.S.—PRC tax treaty. Our status as a qualified foreign corporation, however, may change.

Distributions by a corporation that exceed its current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally are treated as a return of capital to the extent of a shareholder’s basis in the corporation’s shares, and thereafter as capital gain. We do not maintain calculations of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, and you should expect that the full amount of any distribution to you will be treated as a dividend for U.S. federal income tax purposes. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations unless the U.S. corporation holds stock representing at least 10% of the total voting power or a total value of all of our stock, in which case the U.S. corporation may be entitled to a 100% deduction for dividends we pay. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the U.S.—PRC tax treaty, may be creditable against your U.S. federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the H shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at reduced rates where the H shares or ADSs have been held more than one year. Your ability to deduct capital losses is subject to limitations.

If any PRC tax is withheld from your gain on a disposition of H shares or ADSs, such tax would only be creditable against your United States federal income tax liability to the extent that you have foreign-source income. However, in the event that PRC tax is withheld, a U.S. holder that is eligible for the benefits of the U.S.-PRC tax treaty may be able to treat the gain as foreign-source income for foreign tax credit limitation purposes.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2017 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2016 and 2017.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2016 and 2017 are set forth below.

	As of December 31,
Monetary assets and liabilities	Currency Denomination	2016	2017
	(RMB thousands)
Cash and cash equivalents	USD	96	146
Cash and cash equivalents	HKD	115,680	32,650
Other receivables	HKD	66	67
Other payables	HKD	—	—

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We incurred a foreign exchange loss of RMB7.3 million for the year ended December 31, 2017. As of December 31, 2017, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB32.9 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB1.2 million in these balances.

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

Interest Rate Risks

As of December 31, 2017, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Other than deposits held in banks, the Group does not have significant interest-bearing assets.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2017, at present and in our normal course of business, we are not subject to any other material market-related risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

JPMorgan Chase Bank, N.A. is the depositary for our ADSs. The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179. On April 25, 2008, JPMorgan Chase Bank, N.A. signed an agreement with Equiniti Trust Company, pursuant to which Equiniti Trust Company will provide the depositary service for our ADSs on behalf of JPMorgan Chase Bank, N.A. Each of our ADRs represents 50 H shares of par value RMB1.00 per share.

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

The following additional charges may be incurred by holders of our ADSs:

•	a fee of US$1.50 per ADR for transfers of ADRs;

•	a fee of US$0.02 or less per ADS for any cash distribution made, or the cash distribution fee;

•	a fee of US$5.00 for each 100 ADSs (or portion thereof) for any security distribution;

•	an aggregate fee of US$0.02 per ADS per calendar year (or portion thereof), for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of the ADS holders;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currencies into U.S. dollars.

We will pay all other charges and expenses of the depositary and its agents (except the custodian) pursuant to the agreements between us and the depositary. The fees described above may be amended from time to time.

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse and waive certain fees and expenses incurred by us in connection with our ADR program.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2017:

Category of Expenses	Amount (US$)
Broker reimbursements	22,912.54
Miscellaneous	12,102.75

Total	35,015.29

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2017. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2017 under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2016 and 2017.

	2016	2017
	(RMB millions)
Audit Fees	8.08	8.40
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.19	0.95

Total	8.27	9.35

Notes:

1.	Traveling expenses and certain tax surcharge fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2017, there did not exist any amount that became payable but remained outstanding.

All non-audit services to be provided by our independent registered public accountants, PwC, must be approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2017, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)(1) Previous independent registered public accounting firm.

(i) On December 30, 2016, we appointed PwC China, as our independent registered public accounting firm, and dismissed PwC HK.

(ii) The reports of PwC HK on the financial statements for the fiscal year ended December 31, 2015 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) Our Audit Committee participated in and approved the decision to change our independent registered public accounting firm.

(iv) During the fiscal year ended December 31, 2015 and the subsequent interim period through December 30, 2016, there were no disagreements with PwC HK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC HK would have caused them to make reference thereto in their reports on the financial statements for such years.

(v) During the fiscal year ended December 31, 2015 and the subsequent interim period through December 30, 2016, there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

(2) New independent registered public accounting firm.

PwC China was appointed to be our independent registered public accounting firm for the years ended December 31, 2016 and December 31, 2017. During the fiscal year ended December 31, 2015 and the subsequent interim period through December 30, 2016, other than in the ordinary course of the audit, we did not consult with PwC China regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to us that PwC China concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or a “reportable event”, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

(3) We have provided PwC HK with a copy of the foregoing disclosure, and requested that PwC HK furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 26, 2017, was filed as Exhibit 16.1 to our annual report on Form 20-F filed with the SEC on April 26, 2017.

(b) Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under the NYSE’s corporate governance listing standards, we are required to disclose any significant ways in which our governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. There are no significant differences in our corporate governance practices compared to those followed by a U.S. domestic company under the NYSE listing standards, except for the following:

•	we do not have the majority of our board of directors comprised of independent directors as defined under Section 303A.02 of the NYSE Manual;

•	we do not have a nominating committee or a corporate governance committee similar to that required for U.S. domestic companies;

•	we do not have a compensation committee wholly made up of independent directors. Our remuneration committee currently consists both executive directors and independent non-executive directors with the independent non-executive directors making up the majority of such committee;

•	instead of having formal corporate governance guidelines similar to those required for U.S. domestic companies, we have, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Working Ordinance for the supervisory committee, the Working Ordinance for the General Manager, the Capital Management Measures, the Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (i) director qualification standards and responsibilities; (ii) key board committee responsibilities; (iii) director access to management and, as necessary and appropriate, independent advisors; (iv) director compensation; (v) management succession and (vi) director orientation and continuing education;

•	as a company listed on the HKSE, we are required to comply with applicable corporate governance and other related requirements of the HKSE Listing Rules, including the Corporate Governance Code, unless an exemption is available; and

•	we have not adopted a set of formal code of business conduct and ethics for our directors, officers and employees similar to that required for U.S. domestic companies. We have implemented code of business conduct and ethics for senior management, including our General Manager, Deputy General Manager, Chief Accountant and Company Secretary. In addition, our directors are required to comply with the Model Code for Securities Transactions by Directors of Listed Companies set out in the HKSE Listing Rules, which sets out standards with which directors are required to comply with respect to transactions involving our securities.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-81 following ITEM 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-81 following this item.

(b)	Index of Exhibits.

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Association

2.1(1)	Amended and Restated Deposit Agreement

2.2(1)	Form of American Depositary Receipt

4.1(2)	English Translation of the Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway Group Company

4.2(3)	English Translation of the Comprehensive Services Framework Agreement, dated November 1, 2016, between Guangshen Railway Company Limited and China Railway Corporation

4.3	English Translation of the Resumption Compensation Agreement, dated April 19, 2018, between Guangshen Railway Company Limited, Guangzhou Land Development Center, and other vendors

7.1	Statements explaining how certain ratios are calculated in this annual report

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2017

11.1(4)	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

16.1(3)	Letter from PricewaterhouseCoopers to the SEC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference from the Registrant’s Form F-6 filed with the SEC on May 12, 2015.
(2)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
(3)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 26, 2017.
(4)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 25, 2018	By:	/s/ Wu Yong
Wu Yong
Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2,3,4

Consolidated Balance Sheets as at December 31, 2016 and 2017	F-5

Consolidated Comprehensive Income Statements for the years ended December 31, 2015, 2016 and 2017	F-6,7

Consolidated Cash Flow Statements for the years ended December 31, 2015, 2016 and 2017	F-8

Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2016 and 2017	F-9,10

Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Guangshen Railway Company Limited and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, of cash flows, and of changes in equity for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers Zhong Tian LLP, 11/F PricewaterhouseCoopers Center

Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC

T: +86 (21) 2323 8888, F: +86 (21) 2323 8800, www.pwccn.com

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

April 25, 2018

We have served as the Company’s auditor since 2016.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

In our opinion, the accompanying consolidated statements of comprehensive income, of cash flows, and of changes in equity for the year ended December 31, 2015 present fairly, in all material respects, the results of operations and cash flows of Guangshen Railway Company Limited (the “Company”) and its subsidiaries (the “Group”) for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong

April 27, 2016

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2016 AND 2017

(Amounts in thousands)

		December 31
	Note	2016	2017	2017
		RMB	RMB	US$*
ASSETS
Non-current assets
Fixed assets-net	6	24,278,032	23,617,138	3,629,888
Construction-in-progress	7	790,308	1,430,671	219,890
Prepayments for fixed assets and construction-in-progress		60,095	54,368	8,356
Leasehold land payments	8	1,624,859	1,980,278	304,363
Goodwill	9	281,255	281,255	43,228
Investments in associates	11	167,604	174,548	26,828
Deferred tax assets	12	79,929	37,005	5,688
Long-term prepaid expenses	13	7,824	33,401	5,134
Available-for-sale investments	15	53,826	296,414	45,558
Long-term receivable	16	31,406	31,274	4,806

		27,375,138	27,936,352	4,293,739

Current assets
Materials and supplies	17	332,607	330,727	50,832
Trade receivables	18	3,364,366	4,142,210	636,646
Prepayments and other receivables	19	330,491	314,251	48,299
Short-term deposits	20	108,000	108,000	16,599
Cash and cash equivalents	20	1,359,656	1,160,515	178,368
Assets classified as held for sale		—	2,183	336

		5,495,120	6,057,886	931,080

Total assets		32,870,258	33,994,238	5,224,819

EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	21	7,083,537	7,083,537	1,088,720
Share premium		11,562,738	11,562,738	1,777,160
Other reserves	22	2,825,593	3,109,516	477,924
Retained earnings		6,582,190	6,928,886	1,064,950

		28,054,058	28,684,677	4,408,754

Non-controlling interests		(24,003)	(27,596)	(4,241)

Total equity		28,030,055	28,657,081	4,404,513

Liabilities
Non-current liabilities
Deferred tax liabilities	12	68,883	66,391	10,204
Deferred income	23	106,810	105,791	16,260

		175,693	172,182	26,464

Current liabilities
Trade payables	25	1,143,523	1,325,077	203,661
Payables for fixed assets and construction-in-progress		1,765,185	2,214,547	340,370
Dividends payable		15,542	12,893	1,982
Income tax payable		121,513	149,227	22,936
Accruals and other payables	26	1,618,747	1,463,231	224,893

		4,664,510	5,164,975	793,842

Total liabilities		4,840,203	5,337,157	820,306

Total equity and liabilities		32,870,258	33,994,238	5,224,819

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.5063, the certified exchange rates for December 29, 2017 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2017 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$*
Revenue from Railroad and Related Business
Passenger		6,997,562	7,358,851	7,757,077	1,192,241
Freight		1,761,449	1,718,260	1,893,594	291,040
Railway network usage and other transportation related services		5,874,727	7,093,198	7,644,230	1,174,897

		14,633,738	16,170,309	17,294,901	2,658,178
Revenue from other businesses		1,091,571	1,110,195	1,036,521	159,310

Total revenue		15,725,309	17,280,504	18,331,422	2,817,488

Operating expenses
Railroad business
Business tax and surcharge		(46,785)	(38,723)	(21,658)	(3,329)
Employee benefits	28	(4,767,083)	(5,654,869)	(6,300,223)	(968,327)
Equipment leases and services		(3,908,545)	(4,193,555)	(4,372,330)	(672,015)
Land use right leases	36(b)	(55,090)	(55,090)	(57,358)	(8,816)
Materials and supplies		(1,224,262)	(1,336,614)	(1,314,002)	(201,958)
Repair and facilities maintenance costs, excluding materials and supplies		(716,193)	(612,484)	(879,597)	(135,192)
Depreciation of fixed assets	6	(1,387,534)	(1,488,324)	(1,632,926)	(250,976)
Cargo logistics and outsourcing service charges		(158,947)	(206,195)	(246,563)	(37,896)
Amortisation of leasehold land payments	8	(17,949)	(27,338)	(34,348)	(5,279)
Social services expenses		(16,080)	(11,297)	—	—
Utility and office expenses		(63,602)	(55,718)	(60,360)	(9,277)
Others		(788,335)	(881,586)	(930,691)	(143,044)

		(13,150,405)	(14,561,793)	(15,850,056)	(2,436,109)

Other businesses
Employee benefits	28	(443,014)	(564,478)	(541,997)	(83,303)
Materials and supplies		(341,386)	(360,552)	(313,990)	(48,259)
Depreciation of fixed assets	6	(24,208)	(30,646)	(29,534)	(4,539)
Amortisation of leasehold land payments	8	(10,464)	(11,332)	(11,332)	(1,742)
Utility and office expenses		(30,080)	(23,051)	(34,488)	(5,301)
Others		(157,178)	(86,147)	(151,190)	(23,238)

		(1,006,330)	(1,076,206)	(1,082,531)	(166,382)

Total operating expenses		(14,156,735)	(15,637,999)	(16,932,587)	(2,602,491)
Other losses - net	29	(114,627)	(108,270)	(48,477)	(7,451)

Operating profit		1,453,947	1,534,235	1,350,358	207,546
Finance(costs)/income-net	30	(4,608)	2,551	(10,170)	(1,563)
Share of results of associates, net of tax	11	2,499	7,223	6,944	1,067

Profit before income tax		1,451,838	1,544,009	1,347,132	207,050
Income tax expense	31	(388,530)	(390,309)	(335,364)	(51,544)

Profit for the year		1,063,308	1,153,700	1,011,768	155,506

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2015		2016		2017		2017
		RMB		RMB		RMB		US$*
Profit for the year			1,063,308		1,153,700		1,011,768		155,506

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair values of available-for-sale financial assets	22		—		—		242,588		37,285
Deferred tax liabilities for the changes in the fair values of available-for-sale financial assets	22		—		—		(60,647)		(9,321)

Total comprehensive income for the year, net of tax			1,063,308		1,153,700		1,193,709		183,470

Profit attributable to:
Equity holders of the Company			1,070,822		1,158,253		1,015,361		156,058
Non-controlling interests			(7,514)		(4,553)		(3,593)		(552)

			1,063,308		1,153,700		1,011,768		155,506

Total comprehensive income attributable to:
Equity holders of the Company			1,070,822		1,158,253		1,197,302		184,022
Non-controlling interests			(7,514)		(4,553)		(3,593)		(552)

			1,063,308		1,153,700		1,193,709		183,470

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	32	RMB	0.15	RMB	0.16	RMB	0.14	US$	0.02

Earnings per equivalent ADS
- Basic and diluted	32	RMB	7.56	RMB	8.18	RMB	7.17	US$	1.10

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.5063, the certified exchange rates for December 29, 2017 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2017 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands)

		Year ended December 31
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	34(a)	2,520,379	2,212,863	2,962,704	455,359
Income tax paid		(260,688)	(571,625)	(327,865)	(50,392)

Net cash generated from operating activities		2,259,691	1,641,238	2,634,839	404,967

Cash flows from investing activities:
Payments for acquisition of fixed assets, construction-in-progress and prepayment for fixed assets, net of related payables		(1,292,273)	(1,973,897)	(2,273,426)	(349,419)
Proceeds from disposal of fixed assets	34(b)	7,821	17,950	527	81
Government grants received		8,160	6,082	—	—
Interest received		2,895	1,949	1,779	273
Payment for investment in associates		(19,110)	—	—
Increase in short-term deposits with maturities more than three months, net		(2,000)	(2,000)	—	—
Dividends received		5,884	14,214	6,473	995
Payment for business combination, net of cash acquired		(60,612)	—	—	—

Net cash used in investing activities		(1,349,235)	(1,935,702)	(2,264,647)	(348,070)

Cash flows from financing activities:
Dividends paid to non-controlling interests’ shareholders		(533)	—	—	—
Dividends paid to the Company’s shareholders		(354,177)	(566,683)	(569,333)	(87,504)

Net cash used in financing activities		(354,710)	(566,683)	(569,333)	(87,504)

Net increase/(decrease) in cash and cash equivalents		555,746	(861,147)	(199,141)	(30,607)

Cash and cash equivalents, at beginning of year		1,665,057	2,220,803	1,359,656	208,975

Cash and cash equivalents, at end of year	20	2,220,803	1,359,656	1,160,515	178,368

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.5063, the certified exchange rates for December 29, 2017 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2017 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 21)	Share premium RMB	Statutory surplus reserve RMB (Note 22)	Discretionary surplus reserve RMB (Note 22)	Other reserve RMB (Note 22)	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance at January 1, 2015	7,083,537	11,562,738	2,292,724	304,059	—	5,502,785	26,745,843	40,617	26,786,460
Total comprehensive income	—	—	—	—	—	1,070,822	1,070,822	(7,514)	1,063,308
Profit for the year	—	—	—	—	—	1,070,822	1,070,822	(7,514)	1,063,308
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve-Safety Production Fund (Note 22)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	192,860	(192,860)	—	—	—
Utilisation	—	—	—	—	(192,860)	192,860	—	—	—
Business combination	—	—	—	—	—	—	—	(49,902)	(49,902)
Appropriations from retained earnings (Note 22)	—	—	111,760	—	—	(111,760)	—	—	—
Dividends relating to 2014	—	—	—	—	—	(354,177)	(354,177)	(1,427)	(355,604)

Balance at December 31, 2015	7,083,537	11,562,738	2,404,484	304,059	—	6,107,670	27,462,488	(18,226)	27,444,262

Balance at January 1, 2016	7,083,537	11,562,738	2,404,484	304,059	—	6,107,670	27,462,488	(18,226)	27,444,262
Total comprehensive income	—	—	—	—	—	1,158,253	1,158,253	(4,553)	1,153,700
Profit for the year	—	—	—	—	—	1,158,253	1,158,253	(4,553)	1,153,700
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve-Safety Production Fund (Note 22)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	204,792	(204,792)	—	—	—
Utilisation	—	—	—	—	(204,792)	204,792	—	—	—
Appropriations from retained earnings (Note 22)	—	—	117,050	—	—	(117,050)	—	—	—
Transaction with owners:	—	—	—	—	—	(566,683)	(566,683)	(1,224)	(567,907)
Dividends relating to 2015 (Note 33)	—	—	—	—	—	(566,683)	(566,683)	(1,224)	(567,907)
Balance at December 31, 2016	7,083,537	11,562,738	2,521,534	304,059	—	6,582,190	28,054,058	(24,003)	28,030,055

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 21)		Share premium RMB		Statutory surplus reserve RMB (Note 22)		Discretionary surplus reserve RMB (Note 22)		Other reserve RMB (Note 22)		Retained earnings RMB		Total RMB		Non- controlling interests RMB		Total equity RMB
Balance at January 1, 2017		7,083,537		11,562,738		2,521,534		304,059		—		6,582,190		28,054,058		(24,003)		28,030,055
Total comprehensive income		—		—		—		—		181,941		1,015,361		1,197,302		(3,593)		1,193,709
Profit for the year		—		—		—		—		—		1,015,361		1,015,361		(3,593)		1,011,768
Other comprehensive income(Note 22)		—		—		—		—		181,941		—		181,941		—		181,941
Special reserve-Safety Production Fund (Note 22)		—		—		—		—		—		—		—		—		—
Appropriation		—		—		—		—		227,250		(227,250)		—		—		—
Utilisation		—		—		—		—		(227,250)		227,250		—		—		—
Appropriations from retained earnings (Note 22)		—		—		101,982		—		—		(101,982)		—		—		—
Transaction with owners		—		—		—		—		—		(566,683)		(566,683)		—		(566,683)
Dividend relating to 2016 (Note 33)		—		—		—		—		—		(566,683)		(566,683)		—		(566,683)
Balance at December 31, 2017		7,083,537		11,562,738		2,623,516		304,059		181,941		6,928,886		28,684,677		(27,596)		28,657,081

Balance at December 31, 2017(*)	US$	1,088,720	US$	1,777,160	US$	403,227	US$	46,733	US$	27,964	US$	1,064,950	US$	4,408,754	US$	(4,241)	US$	4,404,513

The accompanying notes are an integral part of these consolidated financial statements.

*	Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.5063, the certified exchange rates for December 29, 2017 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 29, 2017 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”), certain subsidiaries of the Predecessor; and by Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

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

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

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

On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CRC (“Reform”). The Reform was completed on 1 January 2017 and CRC has become the controlling entity of the Company’s principal shareholder since that date, Guangzhou Railway Group,CRC, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as “CRC Group”) became related parties of the Group.

The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain railroad and other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No.1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The financial statements were authorised for issue by the board of directors of the Company on 25 April 2018.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available.

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention except for certain available-for-sale investments.

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

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2017:

•	Income taxes- Amendments to IAS 12;

•	Statement of cash flows- Amendments to IAS 7; and

•	Disclosure of interest in other entities- Amendment to IFRS 12

The directors of the Company consider that the adoption of these amendments did not have any impact on the amounts recognised in prior periods. Most of the amendments will also not affect the current or future periods.

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2017 but are not effective for the financial statements for the year ended 31 December 2017:

Title of standard	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

Nature of change	The amendments relate to the following areas: (1) the accounting for the effects of vesting conditions on cash-settled share-based payment transactions; (2) the classification of share-based payment transactions with net settlement features for withholding tax obligations; (3) the accounting for a modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity-settled.

Impact	Management has assessed the effects of applying the new standard on the Group’s financial statements. Given there were no share based payment transactions undertaken by the Company and the Group, no significant impact has been identified.

Date of adoption by Group	These amendments will be effective for annual periods beginning on or after 1 January 2018.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2017 but are not effective for the financial statements for the year ended 31 December 2017 (continued):

Title of standard	IFRS 9 Financial Instruments

Nature of change	IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Impact

The Group has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on 1 January 2018:

(i) The majority of the Group’s equity instruments that were currently classified as available-for-sale investments as at 31 December 2017 will satisfy the conditions for classification as at fair value through other comprehensive income (FVOCI) and hence there will be no significant change to the accounting for these assets. The other financial assets held by the Group which include loans and receivables, will meet the conditions for classification as financial instruments recorded at amortised cost under IFRS9. Accordingly, the Group does not expect the new provision of the new standard would affect the classification and measurement of these financial assets. However, gains or losses realised on the sale of financial assets at FVOCI will no longer be transferred to profit or loss upon sales of the instruments, but instead be reclassified from the FVOCI reserve to retained earnings.

(ii)  There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting of financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities.

(iii)  The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39 Financial Instruments: Recognition and Measurement. It applies to financial assets classified at amortised cost, debt instruments measured at FVOCI, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. Based on the assessments undertaken to date, the Group expects an increase in the provision for impairment by approximately 1% of debt balances.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2017 but are not effective for IFRS financial statements for the year ended 31 December 2017 (continued):

Title of standard	IFRS 9 Financial Instruments

Impact	The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of adoption of the new standard.

Date of adoption by Group	Must be applied for financial years commencing on or after 1 January 2018. The Group will apply the new rules using modified retrospective method from 1 January 2018, with the practical expedients permitted under the standard. Comparatives for 2017 will not be restated.

Title of standard	IFRS 15 Revenue from Contracts with Customers

Nature of change

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer.

The standard permits either a full retrospective or a modified retrospective approach for the adoption.

Impact	Management has assessed the effects of applying the new standard on the group’s financial statements. Given the nature and mode of provision of services, revenue transactions are expected not to trigger significant differences in the accounting treatments under the requirements of the new standards, no significant impact has been identified.

Date of adoption by group	Mandatory for financial years commencing on or after 1 January 2018. The group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of 1 January 2018 and that comparatives will not be restated.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	The following new standards, amendments and interpretations have been issued as at 31 December 2017 but are not effective for IFRS financial statements for the year ended 31 December 2017 (continued):

Title of standard	IFRS 16 Leases

Nature of change

IFRS16 was issued in January 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

Impact	The standard will affect primarily the accounting for the Group’s operating leases. Management is currently assessing the impact of applying the new standard on the Group’s financial statements.

Date of adoption by group	Mandatory for financial years commencing on or after 1 January 2019. At this stage, the Group does not intend to adopt the standard before its effective date. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

Title of standard	Amendments to IFRS 10 and IAS 28 Sale or contribution of assets between an investor and its associate or joint venture

Nature of change	The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are within a subsidiary.

Impact	Management has assessed the effects of applying the new standard on the Group’s financial statements and no significant impact has been identified.

Date of adoption by Group	The effective date of these amendments is to be determined pending the outcome of the IASB’s research project on equity accounting.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Subsidiaries

2.2.1	Consolidation

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

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

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

Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss (Note 2.9).

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

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities, which means that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

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

The Group’s share of post-acquisition profit or loss is recognised in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount within ‘share of result of associates’ ,included in the consolidated comprehensive income statement.

Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associates are recognised in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet, investments in associates are accounted for at cost less provision for impairment losses. Cost also includes direct attributable costs of investment. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives of the Company that make strategic decisions.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within “Finance (costs)/income-net”.

2.6	Fixed assets

Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs).

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.6	Fixed assets (continued)

Buildings (a)	20 to 40 years
Tracks, bridges and service roads (a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

(a)	The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease (details contained in Note 36(b)); and the initial period of certain land use right acquired (Note 2.8), on which these assets are located.

The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group (Note 36(b)), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors of the company consider the current estimated useful lives of those assets to be reasonable.

The assets residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other losses—net”, included in the consolidated comprehensive income statement.

2.7	Construction-in-progress

Construction-in-progress represents buildings, tracks, bridges and service roads under construction, and mainly includes the construction related costs for the associated facilities of the existing railway lines of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use. From time to time, certain railway assets of the Group require major modifications and improvements. The carrying amounts are transferred from fixed assets to construction-in-progress. The carrying amounts, including costs of modifications, are transferred back to fixed assets upon completion of the improvement projects.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.8	Leasehold land payments

The Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method.

2.9	Goodwill

Goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of identifiable net assets acquired. Goodwill arising from acquisitions of subsidiaries’ business is disclosed separately on the consolidated balance sheet.

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

Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognised immediately as an expense and is not subsequently reversed.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11	Non-current assets held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, financial assets and investment property that are carried at fair value, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

2.12	Financial assets

2.12.1	Classification

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

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for the amounts that are settled or expected to be settled more than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables comprise “long-term receivables”, “trade and other receivables”, “short-term deposits” and “cash and cash equivalents” in the consolidated balance sheet.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Financial assets (continued)

2.12.1	Classification (continued)

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.12.2	Recognition and measurement

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

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in profit or loss as “other gain/losses—net”.

Dividends on available-for-sale equity instruments are recognised in profit or loss when the Group’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. In case of unlisted equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably determined via reasonable valuation techniques, they are measured at cost, subject to impairment review.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13	Offsetting financial instruments

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

2.14	Impairment of financial assets

(a)	Assets carried at amortised cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss: include:

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

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14	Impairment of financial assets (continued)

(a)	Assets carried at amortised cost (continued)

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss.

(b)	Assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also an evidence that the assets are impaired. If any such evidence exists, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss, is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss.

2.15	Long-term prepaid expenses

Long-term prepaid expenses include the various expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortised on the straight-line basis over the expected beneficial period and are presented at actual expenditure incurred, net of accumulated amortisation.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16	Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. The cost of materials and supplies may not be recoverable if they are damaged, become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realisable value, which is the estimated selling price less applicable variable expenses.

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

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21	Current and deferred income tax(continued)

(c)	Offsetting

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

2.22	Employee benefits

(a)	Defined contribution plan

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

2.23	Provisions

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.24	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and provision of services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating sales within the Group.

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

(a)	Revenue from railroad and related business

The operations of the railway business of the Group form part of the nationwide railway system in the PRC and they are supervised and governed by CRC. The Group renders the passenger transportation and freight transportation services in cooperation with other railway companies and the related service fees and charges are collected either by the Group itself or by other railway companies.

In addition, the Group also receives service fees and charges for on behalf of other railway companies. The respective fares and charges of the services, fee sharing basis, and processing of the respective revenue sharing among different railway companies are done centrally by a central clearance system operated by CRC.

Revenue from passenger transportation

Passenger transportation generally include transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided in cooperation with other railway companies in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CRC through the central clearance system.

Revenues are recognized on a monthly basis when the train transportation services are rendered within the month, i.e. upon the passenger tickets with fixed prices and dates of travel, which are non-refundable and non-reschedulable, are sold and the respective trains have reached the prescribed destinations within that particular month; as well as upon approval and notification is made by CRC on a monthly basis (the “CRC Monthly Statement”) for transactions completed within that month and when the amounts of revenue can be reliably measured and their collectability is certain. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.24	Revenue recognition (continued)

(a)	Revenue from railroad and related business (continued)

Revenue from freight transportation

The Group also operates with other railway companies in the PRC for the provision of freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CRC on a monthly basis. Revenue from outbound and inbound freight transportation with ports of loading and discharge located at railway lines owned and operated by the Group; pass-through transportation with freight trains passing through railway lines owned and operated by the Group; as well as goods loading and discharge services rendered at ports located at railway lines owned by the Group, are recognized, on a monthly basis, when the goods are delivered to the ports of discharge within a month, or when the loading/discharge services are rendered, and when the amounts are approved and notified in the CRC Monthly Statement, upon which the amounts can be reliably measured and collectability is certain.

The revenues are presented at the gross amounts of the attributable freight charges computed from the standard freight charges imposed by CRC.

Revenue from railway network usage and other transportation related services

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CRC. The revenue from network usage services are recognized on a monthly basis, when the services are rendered within that month and revenue can be reliably measured, i.e. upon approval and notification made in the CRC Monthly Statement, for the transactions completed within that month, when the respective revenue amounts can be reliably measured and when collectability is certain. Railway operation services and other services are rendered solely by the Group and they are recognized when the services are rendered and revenue can be reliably measured. All proceeds are collected by the Group directly.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.24	Revenue recognition (continued)

(b)	Revenue from other businesses

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognised when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognised when the respective materials and goods are delivered to customers. Revenue from operating lease arrangements on certain properties and locomotives is recognised on a straight-line basis over the period of the respective leases.

2.25	Interest income

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

2.26	Dividend income

Dividend income is recognised when the right to receive payment is established.

2.27	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to fixed assets are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

2.28	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.29	Dividend distribution

Dividend distribution to the shareholders is recognised as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the shareholders of the Company.

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

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional and presentation currency of the Group. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.

The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency being exposed, measures are taken by management to manage the foreign currency positions.

The following table shows the Group’s foreign currency denominated monetary assets (in RMB thousands equivalent):

Monetary assets	Currency denomination	As at 31 December
		2016	2017
		(RMB’000)	(RMB’000)
Cash and cash equivalents	HKD	115,680	32,650
Cash and cash equivalents	USD	96	146
Other receivables	HKD	66	67

		115,842	32,863

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(i)	Foreign currency risk (continued)

As at 31 December 2017, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB1,232,000 (2016: RMB4,340,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not expected to be significant.

(ii)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.54% (2016: 1.38%) per annum. Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

As at 31 December 2017 and 2016, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.

(b)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from bank balances, trade and other receivables (excluding prepayments) and long-term receivable.

The credit quality of financial assets that are neither past due nor impaired can be analysed by the identity of counterparties as follows:

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Trade receivables
Due from Guangzhou Railway Group and its subsidiaries	721,557	1,261,244
Due from CRC Group (excluding Guangzhou Railway Group and its subsidiaries)	1,314,352	1,106,311
Due from third parties	481,372	431,473

	2,517,281	2,799,028

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Other receivables excluding prepayments
Due from Guangzhou Railway Group and its subsidiaries	2,619	9,460
Due from CRC Group (excluding Guangzhou Railway Group and its subsidiaries)	3,846	381
Due from third parties	220,035	194,245

	226,500	204,086

Long-term receivable
Due from a third party	31,406	31,274

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

	As at December 31, 2016 RMB’000	As at December 31, 2017 RMB’000
Cash at bank and short-term deposits
Placed in listed banks in the PRC	1,467,616	1,268,478

Cash and short term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions.

There were no other financial assets carrying a significant exposure to credit risk.

None of the financial assets that are fully performing has been renegotiated in the current year.

(c)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and the ability to close out market positions. Management monitors rolling forecasts of the Group’s liquidity reserves (comprising cash and cash equivalents) on the basis of expected cash flows.

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

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years
	RMB’000	RMB’000	RMB’000
At 31 December 2017
Trade and other payables excluding other tax payables, employee salary and benefits payables and advances	2,356,953	—	—
Payables for fixed assets and construction-in-progress	2,214,547	—	—
Dividends payable	12,893	—	—

At 31 December 2016
Trade and other payables excluding other tax payables, employee salary and benefits payables and advances	2,201,483	—	—
Payables for fixed assets and construction-in-progress	1,765,185	—	—
Dividends payable	15,542	—	—

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

As at December 2017 and 2016, the directors considered that the Group’s capital risk is manageable as the Group is continuously able to generate sufficient working capital from its daily operation.

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

As at 31 December 2017, the Group did not have any financial instruments that were measured at fair value except for certain available-for-sale financial assets (Note 15). As at 31 December 2016,the Group did not have any financial instrument that were measured at fair value.

As at 31 December 2017 and 2016, the fair values of other financial instruments approximated their carrying values.

(i)	Fair value hierarchy

At 31 December 2017	Note	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Available-for-sale financial assets	15	—	—	280,088	280,088

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

Impairment of receivables

The Group makes provision for impairment of receivables based on an assessment of the recoverability of trade and other receivables with reference to the extent and duration that the amount will be recovered. Provisions are applied where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying amount of trade and other receivables and the impairment charge in the period in which such estimate has been changed.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Estimation of the fair value of certain available-for-sale financial assets

The Group makes estimates of the fair value of the available-for-sale financial assets with consideration of the assessed enterprise value, which is regarded as the best estimate of the fair value. The assessment of fair value requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying amount of available-for-sale financial assets and changes in the fair value of available-for-sale financial assets recorded in other comprehensive income.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION

The chief operating decision-makers have been identified as the senior executives of the Company. Senior executives of the Company review the Group’s internal reporting in order to assess performance and allocate resources. The operating segments were determined based on these management reports.

Senior executives evaluate the business from a perspective of revenues and operating results generated from railroad and related business conducted by the Company (“the Railway Transportation Business”). Other segments mainly include on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation provided by the subsidiaries of the Company. Senior executives of the Company assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives of the Company is measured in a manner consistent with that in the consolidated financial statements.

The segment results for 2015, 2016 and 2017 are as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
- Railroad and Business	14,633,738	16,170,309	17,294,901	—	—	—	—	—	—	14,633,738	16,170,309	17,294,901
- Other Businesses	672,455	663,418	705,423	458,944	487,097	395,661	(39,828)	(40,320)	(64,563)	1,091,571	1,110,195	1,036,521

Total revenue	15,306,193	16,833,727	18,000,324	458,944	487,097	395,661	(39,828)	(40,320)	(64,563)	15,725,309	17,280,504	18,331,422

Segment result	1,487,249	1,549,120	1,341,601	(28,549)	3,548	14,519	(6,862)	(8,659)	(8,988)	1,451,838	1,544,009	1,347,132

Finance costs/(income)—net	4,448	(2,728)	10,011	160	177	159	—	—	—	4,608	(2,551)	10,170
Share of results of associates, net of tax	2,499	7,223	6,944	—	—	—	—	—	—	2,499	7,223	6,944
Depreciation of fixed assets	1,404,439	1,511,570	1,655,657	7,303	7,400	6,803	—	—	—	1,411,742	1,518,970	1,662,460
Amortisation of leasehold land payments	17,949	27,338	34,348	10,464	11,332	11,332	—	—	—	28,413	38,670	45,680
Amortisation of long-term prepaid expenses	13,842	6,729	3,256	337	239	(88)	—	—	—	14,179	6,968	3,168
Impairment of fixed assets	80,393	—	11,185	—	—	—	—	—	—	80,393	—	11,185
Impairment of construction-in progress	2,434	5,662	—	—	—	—	—	—	—	2,434	5,662	—
Loss arising from business combination	—	—	—	45,073	—	—	—	—	—	45,073	—	—
Provision for/(reversal of) impairment of materials and supplies	64,096	(5,209)	7,844	—	—	—	—	—	—	64,096	(5,209)	7,844

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2015, 2016 and 2017 is as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2015	2016	2017	2015	2016	2017	2015	2016	2017	2015	2016	2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	1,487,249	1,549,120	1,341,601	(28,549)	3,548	14,519	(6,862)	(8,659)	(8,988)	1,451,838	1,544,009	1,347,132
Income tax expense	(372,142)	(385,840)	(328,727)	(16,388)	(4,469)	(6,637)	—	—	—	(388,530)	(390,309)	(335,364)

Profit/(loss) for the year	1,115,107	1,163,280	1,012,874	(44,937)	(921)	7,882	(6,862)	(8,659)	(8,988)	1,063,308	1,153,700	1,011,768

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Railway Transportation Business		All other segments		Elimination		Total
	2016	2017	2016	2017	2016	2017	2016	2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	32,483,625	33,621,101	586,519	535,840	(199,886)	(162,703)	32,870,258	33,994,238

Total segment assets include:
Investment in associates	167,604	174,548	—	—	—	—	167,604	174,548
Additions to non-current assets (other than financial instruments and deferred tax assets)	2,817,557	2,415,143	3,279	1,083	—	—	2,820,836	2,416,226

Total segment liabilities	4,398,759	4,908,103	588,128	545,500	(146,684)	(116,446)	4,840,203	5,337,157

Revenues of approximately RMB3,595,959,000 (2015: RMB2,508,916,000and 2016: RMB3,407,998,000) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2016
Cost	6,989,242	15,615,264	7,657,021	1,807,311	6,022,269	38,091,107
Accumulated depreciation	(2,336,451)	(2,980,811)	(3,587,690)	(1,341,344)	(3,769,890)	(14,016,186)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,652,791	12,634,453	4,069,331	465,967	2,251,217	24,073,759

Year ended 31 December 2016
Opening net book amount	4,652,791	12,634,453	4,069,331	465,967	2,251,217	24,073,759
Additions due to business combination	—	—	565,493	11,859	71,538	648,890
Other additions	6,294	—	446,754	42,182	154,100	649,330
Transfer in from construction-in-progress (Note 7)	485,087	88,128	36,584	77,808	330,106	1,017,713
Transfer out to construction-in-progress for improvements/modifications (Note 7)	(4,743)	—	(189,888)	(2,958)	(8,797)	(206,386)
Transfer in from construction-in-progress after repair	10,451	2,088	430,050	6,613	21,833	471,035
Reclassifications	(10,141)	(94)	—	172	10,063	—
Reclassified to leasehold land payments	—	(715,003)	—	—	—	(715,003)
Disposals	(946)	(92,586)	(42,618)	(1,621)	(4,565)	(142,336)
Depreciation charges	(293,503)	(216,765)	(460,387)	(107,148)	(441,167)	(1,518,970)

Closing net book amount	4,845,290	11,700,221	4,855,319	492,874	2,384,328	24,278,032

At 31 December 2016
Cost	7,468,977	14,887,093	8,557,841	1,917,478	6,514,493	39,345,882
Accumulated depreciation	(2,623,687)	(3,186,872)	(3,702,522)	(1,424,604)	(4,129,003)	(15,066,688)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,845,290	11,700,221	4,855,319	492,874	2,384,328	24,278,032

Year ended 31 December 2017
Opening net book amount	4,845,290	11,700,221	4,855,319	492,874	2,384,328	24,278,032
Other additions	1,849	—	69,311	13,086	123,436	207,682
Transfer in from construction-in-progress (Note 7)	345,676	179,842	843,489	80,867	203,557	1,653,431
Transfer out to construction-in-progress for improvement/modifications (Note 7)	(305,208)	—	(987,236)	(299)	(18,903)	(1,311,646)
Transfer in from construction-in-progress after repair	310,885	—	875,497	299	16,697	1,203,378
Reclassifications	1,342	7,116	25	—	(8,483)	—
Reclassified to leasehold land payments	—	(403,282)	—	—	—	(403,282)
Disposals	(15,942)	(69,516)	(234,830)	(744)	(15,780)	(336,812)
Depreciation charges	(332,581)	(216,075)	(571,640)	(115,870)	(426,294)	(1,662,460)
Impairment charge	—	—	(9,865)	—	(1,320)	(11,185)

Closing net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138

At 31 December 2017
Cost	7,441,605	14,588,338	7,903,204	1,993,168	6,628,084	38,554,399
Accumulated depreciation	(2,590,294)	(3,390,032)	(3,053,269)	(1,522,955)	(4,368,375)	(14,924,925)
Impairment	—	—	(9,865)	—	(2,471)	(12,336)

Net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET (CONTINUED)

(a)	As at 31 December 2017, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB 1,858,288,000 (2016: RMB1,819,505,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of such buildings and it should not lead to any significant adverse impact on the operations of the Group.

(b)	As at 31 December 2017, fixed assets of the Group with an aggregate net book value of approximately RMB155,125,000 (2016: RMB116,953,000) had been fully depreciated but they were still in use.

7	CONSTRUCTION-IN-PROGRESS

	2016	2017
	RMB’000	RMB’000
At 1 January	569,573	790,308
Additions due to business combination	59,992	—
Transfer in from fixed assets for improvement/modifications (Note 6)	206,386	1,311,646
Other additions	1,448,767	2,185,526
Transfer to fixed assets (Note 6)	(1,017,713)	(1,653,431)
Transfer out to fixed assets after improvement/modifications (Note 6)	(471,035)	(1,203,378)
Impairment	(5,662)	—

At 31 December	790,308	1,430,671

Construction-in-progress as at 31 December 2017 mainly comprise of improvement projects for road existing railway equipment in the PRC.

For the year ended 31 December 2017, no interest expense (2016: Nil) had been capitalised in the construction-in-progress balance as there were no third party borrowings during the year.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

8	LEASEHOLD LAND PAYMENTS

The Group’s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analysed as follows:

RMB’000
At 1 January 2016
Cost	1,274,082
Accumulated amortisation	(325,556)

Net book amount	948,526

Year ended 31 December 2016
Opening net book amount	948,526
Transfer from fixed assets (Note 6)	715,003
Amortisation charges	(38,670)

Closing net book amount	1,624,859

At 31 December 2016
Cost	1,989,085
Accumulated amortisation	(364,226)

Net book amount	1,624,859

Year ended 31 December 2017
Opening net book amount	1,624,859
Transfer from fixed assets (Note 6)	403,282
Assets classified as held for sale	(2,183)
Amortisation charges	(45,680)

Closing net book amount	1,980,278

At 31 December 2017
Cost	2,388,326
Accumulated amortisation	(408,048)

Net book amount	1,980,278

As at 31 December 2017, land use right certificates of certain pieces of land of the Group with an aggregate carrying value of approximately RMB1,318,686,000 (2016: RMB936,304,000) had not been obtained. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

8	LEASEHOLD LAND PAYMENTS (CONTINUED)

The remaining lease period of leasehold land as at 31 December 2017 was as follows:

	2016	2017
	RMB’000	RMB’000
Lease of between 10 to 20 years	873,411	1,257,346
Lease of between 20 to 30 years	751,448	722,932

	1,624,859	1,980,278

9	GOODWILL

RMB’000
Year ended 31 December 2016 and 2017
Opening net book amount	281,255
Additions	—
Impairment	—

Closing net book amount	281,255

At 31 December 2016 and 2017
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

As at 31 December 2017 and 2016, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2009.

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL (CONTINUED)

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2016	2017
Gross margin	18.92%	17.76%
Growth rate	2.00%	2.00%
Discount rate	12.44%	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

Even if the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at 31 December 2017, the Group would not need to recognise impairment charges against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at 31 December 2017, no impairment charges had to be recognised by the Group against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2017:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	—
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—
Shenzhen Nantie Construction Supervision Company Limited	China, limited liability company	Supervision of construction projects in the PRC	67.46%	76.66%	23.34%
Shenzhen Railway Property Management Company Limited	China, limited liability company	Property management in the PRC	—	100%	—
Shenzhen Shenhuasheng Storage and Transportation Company Limited	China, limited liability company	Warehousing, freight transport and packing agency services in the PRC	41.50%	100%	—
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	—	100%	—
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	—

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES (CONTINUED)

The following is a list of the principal subsidiaries at 31 December 2017 (continued):

Name of the entity	Place of incorporation and kind of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in the PRC	100%	100%	—
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”) (i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%

(i)	According to the Articles of Association of Zengcheng Lihua, the remaining shareholders are all natural persons and none of these individuals holds more than 0.5% equity interest in Zengcheng Lihua. All directors of Zengcheng Lihua were appointed by the Company. After considering all shareholders of Zengcheng Lihua other than the Company are individuals with individual interest holding of less than 0.5% and such individuals do not act in concert, and also all directors of Zengcheng Lihua were appointed by the Company, the directors of the Company consider that the Company has the de facto control over the board and the substantial financial and operating decisions of Zengcheng Lihua.

As at 31 December 2017, the non-wholly owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES

	2016	2017
	RMB’000	RMB’000
Share of net assets	167,604	174,548
Less: provision for impairment	—	—

	167,604	174,548

The movement of investments in associates of the Group during the year is as follows:

	2016	2017
	RMB’000	RMB’000
Beginning of the year	168,711	167,604
Share of results after tax	7,223	6,944
Dividend	(8,330)	—

End of the year	167,604	174,548

As at 31 December 2017, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company (“Shentu”)	49%	RMB64,000,000	Construction of railroad properties

All the above associates are limited liability companies and they are unlisted companies. There are no significant contingent liabilities relating to the Group’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES (CONTINUED)

Set out below are the summarised financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Summarised balance sheets

	Tiecheng		Shentu
	2016	2017	2016	2017
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	87,733	105,556	921,761	780,104
Non-current assets	339,409	333,602	7,614	12,151

Total assets	427,142	439,158	929,375	792,255

Current liabilities	210,553	210,546	803,713	664,646
Non-current liabilities	202	—	—	—

Total liabilities	210,755	210,546	803,713	664,646

Equity	216,387	228,612	125,662	127,609

Share of net assets	106,030	112,020	61,574	62,528

Carrying amount of interest in associates	106,030	112,020	61,574	62,528

Summarized comprehensive income statements

	Tiecheng			Shentu
	2015	2016	2017	2015	2016	2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	32,955	41,217	44,351	467,911	493,277	506,608
Net profit	4,516	8,800	12,225	583	5,941	1,947
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income for the year	4,516	8,800	12,225	583	5,941	1,947

Reconciliation of the summarised financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng		Shentu		Total
	2016	2017	2016	2017	2016	2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening net assets	207,587	216,387	136,721	125,662	344,308	342,049
Profit for the year	8,800	12,225	5,941	1,947	14,741	14,172
Dividend	—	—	(17,000)	—	(17,000)	—

Closing net assets	216,387	228,612	125,662	127,609	342,049	356,221

Percentage of ownership interest	49%	49%	49%	49%	49%	49%

Carrying value	106,030	112,020	61,574	62,528	167,604	174,548

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES)

	2016	2017
	RMB’000	RMB’000
Deferred tax assets	98,862	115,716
Less: Offsetting of deferred tax liabilities	(18,933)	(78,711)

Deferred tax assets(net)	79,929	37,005

Deferred tax liabilities	(87,816)	(145,102)
Less: Offsetting of deferred tax assets	18,933	78,711

Deferred tax liabilities(net)	(68,883)	(66,391)

	11,046	(29,386)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000
Deferred tax assets:
-Deferred tax assets to be recovered after more than 12 months	97,706	114,387
-Deferred tax assets to be recovered within 12 months	1,156	1,329

	98,862	115,716

Deferred tax liabilities:
-Deferred tax liabilities to be recovered after more than 12 months	(83,937)	(142,159)
-Deferred tax liabilities to be recovered within 12 months	(3,879)	(2,943)

	(87,816)	(145,102)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

	At 1 January 2016 RMB’000	(Charged)/ Credited to the comprehensive income statement RMB’000	At 31 December 2016 RMB’000	(Charged)/ Credited to the comprehensive income statement RMB’000	At 31 December 2017 RMB’000
Deferred tax assets:
Impairment provision for receivables	7,828	(825)	7,003	(2,230)	4,773
Impairment provision for fixed assets and construction-in-progress	2,739	1,416	4,155	2,793	6,948
Impairment provision for materials and supplies	11,837	(5,843)	5,994	1,126	7,120
Differences in accounting base and tax base of government grants	24,952	768	25,720	(201)	25,519
Differences in accounting base and tax base of employee benefits obligations	35,207	4,448	39,655	992	40,647
Loss on disposal of fixed assets	30,805	(14,520)	16,285	14,424	30,709
Others	50	—	50	(50)	—

	113,418	(14,556)	98,862	16,854	115,716

	At 1 January 2016 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At 31 December 2016 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At 31 December 2017 RMB’000
Deferred tax liabilities:
Differences in accounting base and tax base in recognition of fixed assets	9,607	(1,340)	8,267	(404)	7,863
Differences in accounting base and tax base in recognition of leasehold land payments	71,376	(2,493)	68,883	(2,493)	66,390
Changes in the fair value of available-for-sale financial assets	—	—	—	60,647	60,647
Others	10,562	104	10,666	(464)	10,202

	91,545	(3,729)	87,816	57,286	145,102

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB95,370,000 (2016: RMB89,630,000) arising from operations of subsidiaries which do not foresee to have enough tax deductible assessable profits in the near future.

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Tax losses that can be carried forward (Note a)	77,328	82,918
Deductible temporary differences	12,302	12,452

	89,630	95,370

Note a:

The tax loss carry-forwards in which no deferred income tax assets were recognised will expire in the following years:

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
2017	15,405	—
2018	14,307	13,499
2019	6,516	6,371
2020	18,478	18,478
2021	22,622	22,325
2022	—	22,245

	77,328	82,918

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

13	LONG-TERM PREPAID EXPENSES

The long-term prepaid expenses represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:

	2016 RMB’000	2017 RMB’000
At 1 January
Cost	63,770	64,077
Accumulated amortisation	(49,285)	(56,253)

Net book amount	14,485	7,824

Year ended 31 December
Opening net book amount	14,485	7,824
Additions	307	28,745
Amortisation	(6,968)	(3,168)

Closing net book amount	7,824	33,401

At 31 December
Cost	64,077	92,822
Accumulated amortisation	(56,253)	(59,421)

Net book amount	7,824	33,401

14	FINANCIAL INSTRUMENTS BY CATEGORY

	Loans and receivables RMB’000	Available- for-sale RMB’000	Total RMB’000
Financial assets as at 31 December 2017
Available-for-sale investments (Note 15)	—	296,414	296,414
Long-term receivable (Note 16)	31,274	—	31,274
Trade and other receivables excluding prepayments (Notes 18 and 19)	4,417,317	—	4,417,317
Short-term deposits (Note 20)	108,000	—	108,000
Cash and cash equivalents (Note 20)	1,160,515	—	1,160,515

Total	5,717,106	296,414	6,013,520

Financial assets as at 31 December 2016
Available-for-sale investments (Note 15)	—	53,826	53,826
Long-term receivable (Note 16)	31,406	—	31,406
Trade and other receivables excluding prepayments (Notes 18 and 19)	3,665,646	—	3,665,646
Short-term deposits (Note 20)	108,000	—	108,000
Cash and cash equivalents (Note 20)	1,359,656	—	1,359,656

Total	5,164,708	53,826	5,218,534

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Other Financial liabilities
Financial liabilities as at 31 December 2017
Trade and other payables excluding other tax payables, employee salary and benefits payables and advances (Notes 25 and 26)	2,356,953
Payables for fixed assets and construction-in-progress	2,214,547
Dividends payable	12,893

Total	4,584,393

Financial liabilities as at 31 December 2016
Trade and other payables excluding other tax payables, employee salary and benefits payables and advances (Notes 25 and 26)	2,201,483
Payables for fixed assets and construction-in-progress	1,765,185
Dividends payable	15,542

Total	3,982,210

15	AVAILABLE-FOR-SALE INVESTMENTS

	2016 RMB’000	2017 RMB’000
Investments in unlisted companies	53,826	296,414

The available-for-sale investments mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually.

(i)	In 2017, one substantial investee company within available-for sale instruments sent a written proposal to all its shareholders, requesting for additional capital injections to be made according to the respective percentage of equity interests held by each investor at the assessed enterprise value of that investee company (“Assessed Fair Value”). Accordingly, the carrying amount of the whole investment in this investee company as at 31 December 2017 had been stated at fair value(RMB 280,088,000) determined based on the Assessed Fair Value and an amount of fair value changes of RMB 242,588,000 had been included in other comprehensive income (Note 22).

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

15	AVAILABLE-FOR-SALE INVESTMENTS(CONTINUED)

The following table presents the changes in level 3 items for the periods ended 31 December 2017:

Investments in unlisted companies RMB’000
Closing balance 31 December 2016	—
Transfer from cost	37,500
Fair value changes recognised in other comprehensive income	242,588

Closing balance 31 December 2017	280,088

(ii)	Due to the fact that there is no quoted market price in an active market available for the assessment of the fair values of other remaining investments, the directors of the Company are of the opinion that their fair values could not be reliably measured by any reasonable valuation methods. As a result, the investments in other unlisted companies had been carried at cost, subject to review for impairment loss. As at 31 December 2017, no impairment provision was considered necessary by the directors.

16	LONG-TERM RECEIVABLE

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at 31 December 2017.

17	MATERIALS AND SUPPLIES

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Raw materials	184,520	185,639
Reusable rail-line track materials	79,311	76,017
Accessories	67,236	67,493
Retailing consumables	1,540	1,578

	332,607	330,727

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

17	MATERIALS AND SUPPLIES (CONTINUED)

The costs of materials and supplies consumed by the Group during the year were recognised as “operating expenses” in the amount of RMB1,627,992,000 (2016: RMB1,697,166,000 and 2015: RMB1,565,648,000).

As at 31 December 2017, the balance of the provision for writing down the materials and supplies to their net realisable values was approximately RMB28,466,000 (2016: RMB23,976,000). During the year, additional provision of RMB7,844,000 was made and RMB3,354,000 was written off arising from realization of losses in the disposal of these assets (2016: RMB18,163,000).

18	TRADE RECEIVABLES

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Trade receivables	3,369,331	4,148,413
Including: receivables from related parties	730,061	2,808,052
Less: Provision for impairment of receivables	(4,965)	(6,203)

	3,364,366	4,142,210

As at 31 December 2017 and 2016, the Group’s trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within one year being not overdue. The aging analysis of the outstanding trade receivables is as follows:

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000
Within 1 year (Note 3.1(b))	2,517,281	2,799,028
Over 1 year but within 2 years	588,640	763,812
Over 2 years but within 3 years	223,675	522,122
Over 3 years	39,735	63,451

	3,369,331	4,148,413

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES(CONTINUED)

Management performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of trade receivables and actual losses incurred have been within management’s expectation.

As at 31 December 2017, the Group’s trade receivables of approximately RMB1,343,182,000 (2016: RMB847,085,000) were past due but not impaired. These relate to a number of independent customers that are state-owned companies engaged in the railroad and transportation business, including High Speed train operations in the PRC. There had been continuous businesses transactions carried out with the Group with these customers and there was continuous repayment made and no history of default. The aging analysis of these trade receivables is as follows:

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000
Over 1 year but within 2 years	588,640	758,141
Over 2 years but within 3 years	223,675	522,122
Over 3 years but within 5 years	34,770	62,919

	847,085	1,343,182

As at 31 December 2017, the Group’s trade receivables of approximately RMB6,203,000 (2016:RMB4,965,000) had been impaired and provided for. The related customers were in significant financial difficulties. The aging analysis of these receivables is as follows:

	2016	2017
	RMB’000	RMB’000
Over 1 year but within 2 years	—	5,671
Over 5 years	4,965	532

	4,965	6,203

Movements on the provision for impairment of trade receivables are as follows:

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
At 1 January	7,003	8,395	4,965
Provision for impairment loss	3,305	6	5,904
Reversal	(127)	—	—
Written-off	(1,786)	(3,436)	(4,666)

At 31 December	8,395	4,965	6,203

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

18	TRADE RECEIVABLES(CONTINUED)

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

19	PREPAYMENTS AND OTHER RECEIVABLES

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000
Due from third parties	304,530	268,715
Due from related parties	25,961	45,536

	330,491	314,251

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000
Other receivables	314,616	288,432
Less: Provision for impairment loss	(13,336)	(13,325)

Other receivables, net (Note (a))	301,280	275,107
Prepayments (Note (b))	29,211	39,144

	330,491	314,251

(a)	Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group. As of 31 December 2017, the input VAT with related invoices not been received or verified amounted to RMB122,190,000 (2016: RMB 156,072,000).

Movements on the provision for impairment of other receivables are as follows:

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
At 1 January	62,060	13,377	13,336
Provision for impairment loss	62	—	—
Reversal of impairment loss provision	(7,699)	(1)	(3)
Written-off	(28,734)	(40)	(8)
Elimination arising from business combination	(12,312)	—	—

At 31 December	13,377	13,336	13,325

(b)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

19	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000
RMB	330,425	314,184
HKD	66	67

	330,491	314,251

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

20	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000
Cash at bank and on hand	1,007,156	1,108,015
Term deposits with initial term not more than three months	352,500	52,500

Cash and cash equivalents	1,359,656	1,160,515
Term deposits with initial term of over three months (Note)	108,000	108,000

	1,467,656	1,268,515

Note: The original effective interest rate of term deposits was 1.56% per annum (2016: 1.65% per annum).

The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	As at 31 December 2016	As at 31 December 2017
	RMB’000	RMB’000
RMB	1,351,880	1,235,719
HKD	115,680	32,650
USD	96	146

	1,467,656	1,268,515

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

21	SHARE CAPITAL

As at 31 December 2017 and 2016, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.

	As at 31 December 2015	Movement	As at 31 December 2016	Movement	As at 31 December 2017
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Authorised, issued and fully paid:
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,652,237	—	5,652,237	—	5,652,237

Total	7,083,537	—	7,083,537	—	7,083,537

22	RESERVES

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

22	RESERVES (CONTINUED)

For the year ended 31 December 2015, 2016 and 2017, the directors proposed the following appropriations to reserves of the Company:

	2015 Percentage	2015 RMB’000	2016 Percentage	2016 RMB’000	2017 Percentage	2017 RMB’000
Statutory surplus reserve	10%	111,760	10%	117,050	10%	101,982

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

For the year 2015,2016 and 2017, the movement of ‘Special reserve - Safety Production Fund’ of the Group are as below:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Beginning of the year	—	—	—
Appropriation for retained earnings	192,860	204,792	227,250
Utilisation	(192,860)	(204,792)	(227,250)

End of the year	—	—	—

The Company is engaged in passenger and freight transportation business. In accordance with the regulations issued by Ministry of Finance and State Administration of Work Safety of the PRC, the Company is required to establish a special reserve (“Safety Production Fund”) calculated based on the passenger and freight transportation revenue of the previous year using the following percentages:

(a)	1% for regular freight business;

(b)	1.5% for passenger transportation, dangerous goods delivery business and other special business.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

22	RESERVES (CONTINUED)

The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilised, the actual expenses incurred are charged to profit or loss.

For the year 2015,2016 and 2017, the movement of other comprehensive income of the Group are as below:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Beginning of the year	—	—	—
Addition due to fair value changes on available-for-sale investments	—	—	242,588
Addition due to deferred liabilities related to fair value changes on available-for-sale investments	—	—	(60,647)

End of the year	—	—	181,941

The additions of other comprehensive income in current year is attributable to the fair value changes of investment in an available-for-sale financial instrument as mentioned in Note 15.

23	DEFERRED INCOME

	2016 RMB’000	2017 RMB’000
Government grants	106,810	105,754
Others	—	37

Total	106,810	105,791

Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

24	EMPLOYEE BENEFITS OBLIGATIONS

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Employee benefits obligations(Note 26)	34,043	30,745
Less: current portion included in accruals and other payables	(34,043)	(30,745)

	—	—

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

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

With the acquisition of the Yangcheng Railway Business in 2007 and Guangmeishan Railway Company Limited(“GRCL”) Business and Guangdong Sanmao Railway Company Limited (“GSRC”) Business in 2016 (Note37), the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business, GSRL Business and GSRC Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the respective acquisitions.

The employee benefits obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation. The discount rate was determined with reference to treasury bond yields in the PRC.

The movement in the employee benefits obligation during current year is as follows:

	2016 RMB’000	2017 RMB’000
At 1 January	13,380	34,043
Additions	24,727	—
Payments	(4,064)	(3,298)

At 31 December	34,043	30,745

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

25	TRADE PAYABLES

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Payables to third parties	610,472	614,822
Payables to related parties	533,051	710,255

	1,143,523	1,325,077

The aging analysis of trade payables was as follows:

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Within 1 year	860,315	1,075,298
Over 1 year but within 2 years	258,227	180,294
Over 2 years but within 3 years	7,477	49,359
Over 3 years	17,504	20,126

	1,143,523	1,325,077

26	ACCRUALS AND OTHER PAYABLES

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Due to third parties	1,188,416	1,017,309
Due to related parties	430,331	445,922

	1,618,747	1,463,231

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Payables to GEDC assumed by business combination with Zengcheng Lihua	368,560	377,703
Advances received from customers	295,088	152,010
Other deposits received	242,104	226,453
Deposits received for construction projects	207,877	203,886
Salary and welfare payables	172,299	178,427
Amount received on behalf of Labour Union	68,914	73,463
Other taxes payable	59,357	70,173
Deposits received from ticketing agencies	36,018	34,298
Employee benefits obligations (Note 24)	34,043	30,745
Housing maintenance fund	15,692	15,740
Other payables	118,795	100,333

	1,618,747	1,463,231

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

27	AUDITORS’ REMUNERATION

Auditors’ remuneration in respect of audit and non-audit services provided by the auditors for the year ended 31 December 2017 were RMB8,400,000 and RMB950,000 respectively (2016: RMB8,080,000 and RMB190,000 respectively and 2015: RMB8,080,000 and RMB250,000, respectively).

28	EMPLOYEE BENEFITS

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Wages and salaries	3,672,234	4,362,506	4,848,830
Provision for medical, housing scheme and other employee benefits (a)	916,965	1,114,918	1,220,708
Contributions to the defined contribution scheme (b)	620,898	741,923	772,682

	5,210,097	6,219,347	6,842,220

(a)	Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a state-sponsored housing fund at 10% or 12% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 10% or 12% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further legal nor constructive obligation towards housing benefits of these employees offered beyond the above contributions made.

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

The five individuals whose emoluments were the highest in the Group for the year include one director (2016: one), three senior executives (2016: four) and one supervisor (2016: Nil).

The emolument range of each individual is within the band of Nil to RMB498,000 (2016: Nil to RMB 447,255).

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

29	OTHER LOSSES– NET

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Loss on disposal of fixed assets—net	(49,008)	(133,073)	(77,026)
Interest income from banks	38,145	24,772	18,974
Dividend income on available-for-sale investments	5,884	5,884	6,473
Government grants	7,349	9,769	13,272
Impairment of fixed assets(Note 6)	(80,393)	—	(11,185)
Loss arising from business combination	(45,073)	—	—
Impairment of construction-in-progress(Note 7)	(2,434)	(5,662)	—
Income from compensation	1,167	749	295
Impairment of trade receivables (Note 18)	—	(6)	(5,904)
Unwinding of interest accrued on long-term receivable	—	2,602	2,868
Others	9,736	(13,305)	3,756

	(114,627)	(108,270)	(48,477)

30	FINANCE (COSTS)/INCOME—NET

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Bank charges	(7,387)	(3,823)	(2,866)
Amortisation of interest for employee benefit obligations (Note 24)	(226)	—	—
Net foreign exchange (losses)/gains	3,005	6,374	(7,304)

	(4,608)	2,551	(10,170)

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

31	INCOME TAX EXPENSE

In 2015, 2016 and 2017, the applicable income tax rate of the Company was 25%.

An analysis of the current year income tax expense is as follows:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Current income tax	416,480	379,482	355,579
Deferred income tax (Note 12)	(27,950)	10,827	(20,215)

	388,530	390,309	335,364

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Profit before tax	1,451,838	1,544,009	1,347,132

Tax calculated at the statutory rate of 25% (2016 and 2015: 25%)	362,960	386,002	336,783
Effect of income not subject to tax	(2,096)	(3,277)	(3,354)
Effect of expenses not deductible for tax purposes	1,920	1,928	663
Effect of undeductible loss arising from business combination	11,268	—	—
Reversal of deferred tax assets for the impairment loss of investments in associates and other receivable recognized in prior years	10,500	—	—
Tax losses for which no deferred tax asset was recognised	4,619	5,656	5,561
Over provision of previous year’s income tax	—	—	(3,886)
Utilisation of previously unrecognised tax losses	(641)	—	(403)

Income tax expense	388,530	390,309	335,364

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

32	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB1,015,361,000 (2015 and 2016: RMB1,070,822,000 and RMB1,158,253,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2015 and 2016: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2017. The calculation of earnings per equivalent ADS is based on the net profit for the year attributable to equity holders, divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2015 and 2016: 141,670,740 ADSs).

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Profit attributable to owners of the Company	1,070,822	1,158,253	1,015,361

Weighted average number of ordinary shares in issue	7,083,537	7,083,537	7,083,537

Weighted average equivalent ADSs	141,670	141,670	141,670

Basic and diluted earnings per share	RMB0.15	RMB0.16	RMB0.14

Basic and diluted earnings per equivalent ADS	RMB7.56	RMB8.18	RMB7.17

33	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2015, 2016 and 2017 were all RMB566,683,000 (RMB0.08 per share) respectively.

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Final, proposed, of RMB0.08 (2015 and 2016: RMB0.08) per ordinary share	566,683	566,683	566,683

At the meeting of the directors held on 28 March 2018, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2017, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at 31 December 2017.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

34	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit before income tax to net cash generated from operations:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Profit before income tax:	1,451,838	1,544,009	1,347,132
Adjustments for:
Depreciation of fixed assets (Note 6)	1,411,742	1,518,970	1,662,460
Impairment of fixed assets (Note 6)	80,393	—	11,185
Impairment of construction-in-progress (Note 7)	2,434	5,662	—
Loss arising from business combination	45,073	—	—
Provision for/ (reversal of) impairment of materials and supplies (Note 17)	64,096	(5,209)	7,844
Amortisation of leasehold land payments (Note 8)	28,413	38,670	45,680
Loss on disposal of fixed assets and costs on repairs	49,008	133,073	321,741
Amortisation of long-term prepaid expenses (Note 13)	14,179	6,968	3,168
Amortisation of interest for employee benefit obligations (Note 24)	226	—	—
Share of results of associates , net of tax (Note 11)	(2,499)	(7,223)	(6,944)
Dividend income on available-for-sale investments (Note 29)	(5,884)	(5,884)	(6,473)
Provision for impairment of receivables	(4,459)	5	5,901
Amortisation of deferred income	(2,529)	(3,258)	(3,282)
Interest income	(5,502)	(4,353)	(4,647)

Operating profit before working capital changes	3,126,529	3,221,430	3,383,765
Increase in trade receivables	(553,980)	(1,034,064)	(419,349)
Decrease in materials and supplies	34,843	14,432	6,121
Increase in prepayments and other receivables	83,553	(47,594)	(12,975)
Decrease in long-term receivable	2,000	2,000	3,000
Increase in trade payables	(270,151)	34,178	181,554
(Decrease)/increase in accruals and other payables	97,585	22,481	(179,412)

Net cash generated from operations	2,520,379	2,212,863	2,962,704

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

34	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Net book amount (Note 6)	83,944	142,336	336,812
Receivable arising from disposal of fixed assets	(21,627)	20,349	—
Payable arising from disposal of fixed assets	—	—	(2,457)
Transfer to materials and supplies	(5,488)	(11,662)	(12,087)
Loss on disposal of fixed assets and costs on repairs	(49,008)	(133,073)	(321,741)

Proceeds from disposal of fixed assets	7,821	17,950	527

35	CONTINGENCY

There were no significant contingent liabilities as at 31 December 2017 and up to the date of approval of these financial statements.

36	COMMITMENTS

(a)	Capital commitments

As at 31 December 2017, the Group had the following capital commitments:

	As at 31 December 2016 RMB’000	As at 31 December 2017 RMB’000
Contracted but not provided for	769,013	1,341,055

Authorised but not contracted for	1,165,237	518,945

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self-generated operating cash flow.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

36	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2017, the related lease rental paid and payable was approximately RMB57,358,000 (2015 and 2016: RMB55,090,000).

37	BUSINESS COMBINATIONS

On 26 October 2016, the Company entered into agreements to acquire certain railway service businesses of Guangzhou Railway Group, Guangmeishan Railway Company Limited (“GRCL”) and Guangdong Sanmao Railway Company Limited(“GSRC”). GRCL and GSRC are subsidiaries of Guangzhou Railway Group which operate freight service business (the “Acquisition”).

The purchase considerations payable to Guangzhou Railway Group, GRCL and GSRC were approximately RMB28,657,000, RMB453,658,000 and RMB249,677,000, respectively.

On 26 October 2016, the Company obtain control over above mentioned railway service businesses and the directors of the Company determined that it was the completion date of the Acquisition. The results of the operations of the above-mentioned entities have been included in the Group’s consolidated comprehensive income statement from 26 October 2016 onwards accordingly.

The following table summarizes the consideration paid for Guangzhou Railway Group, GRCL and GSRC, the fair value of identifiable assets acquired and liabilities assumed at the date of the Acquisition:

	Guangzhou Railway Group	GRCL	CSRC	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Amount payables arising from the Acquisition(a)	28,657	453,658	249,677	731,992
Less：Employee benefits obligation undertaken to be borne by the Company	—	(9,024)	(15,703)	(24,727)

Total consideration(a)	28,657	444,634	233,974	707,265

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

37	BUSINESS COMBINATIONS(CONTINUED)

(a)	The total consideration of approximately RMB707,265,000 had been offset against the trade receivables due from Guangzhou Railway Group, GRCL and GSRC to the Group. Therefore, no actual cash outflow occurred in the business acquisition.

As at the completion date of the Acquisition, the fair value of the identifiable assets and liabilities acquired were as below:

Inventories	23,110
Fixed assets (Note 6)	648,890
Construction-in-progress (Note 7)	59,992
Other liabilities	(24,727)

Total identifiable net assets	707,265

Total consideration	707,265

Goodwill	—

The directors of the Company made reference to the valuation report performed by an independent valuer on the acquired businesses when they determined the fair value of the identifiable assets and the liabilities acquired.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the principal subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

(i)	Guangzhou Railway Group and its subsidiaries

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

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

(i)	Guangzhou Railway Group and its subsidiaries (continued):

Name of related parties	Relationship with the Company
Guangzhou Railway Rolling Stock Works	Subsidiary of the single largest shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway Group	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Ganshao Railway Company Limited	Subsidiary of the single largest shareholder
Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Capital Construction Company	Subsidiary of the single largest shareholder
Associates of the Group
Tiecheng	Associate of the Group
Shentu	Associate of the Group

(ii)	Relationship with CRC and other railway companies

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CRC (“Reform”). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CRC Group for both years of 2017 and 2016 for reference. Unless otherwise specified, the transactions with CRC Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

	2015	2016	2017
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	751,956	1,425,538	1,505,348
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,180,852	1,400,876	1,428,752
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	550,168	579,253	660,847

	2,482,976	3,405,667	3,594,947

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	25,940	29,449	23,386

Services received and purchase made
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	888,903	989,778	1,048,524
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,406,962	1,628,336	1,720,849
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 36 (b))	55,090	55,090	57,358

	2,350,955	2,673,204	2,826,731

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	16,080	11,297	—
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	489,038	306,988	298,040
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (v)	384,262	469,273	455,716
Provision of construction services by Guangzhou Railway Group and its subsidiaries (vi)	226,089	347,409	272,390

	1,115,469	1,134,967	1,026,146

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(vi)	Based on construction amount determined under national railway engineering guidelines.

(II)	Material transactions with CRC and other railway companies

The Group work in cooperation with the CRC and other railway companies owned and controlled by CRC for the operations of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated therefrom are collected and settled by the CRC according to its central recording and settlement systems (see details in Note 2.24). The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collection, processing and distribution functions of revenues which were executed by MOR previously have been transferred to CRC. As at 31 December 2017, the cooperation mode and pricing model had not been subject to any material changes.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CRC and other railway companies (continued):

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)	36,515	29,794	81,396
Revenue collected by CRC for services provided to CRC Group (ii)	1,752,666	1,777,640	1,877,719
Revenue from railway operation service provided to CRC Group (iii)	1,421,995	1,628,143	1,800,692

	3,211,176	3,435,577	3,759,807

Other services
Provision of repairing services for cargo trucks to CRC Group (ii)	284,348	323,993	333,917
Sales of materials and supplies to CRC Group (iv)	38,395	7,073	7,185
Provision of apartment leasing services to CRC Group (iv)	762	641	722

	323,505	331,707	341,824

Services received and purchases made
Transportation related services
Provision of train transportation services by CRC Group (i)	277,138	292,754	306,208
Cost settled by CRC for services provided by CRC Group (ii)	1,365,352	1,376,047	1,395,591

	1,642,490	1,668,801	1,701,799

Other services
Provision of repair and maintenance services by CRC Group (iv)	2,813	42,954	31,089
Purchase of materials and supplies from CRC Group (v)	33,591	15,220	19,258
Provision of construction services by CRC Group (vi)	13,538	4,385	—

	49,942	62,559	50,347

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenue/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CRC and other railway companies (continued):

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had    the following material transactions undertaken with the CRC Group (continued):

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to procurement costs incurred plus a management fee ranged from 0.3% to 5% on the costs.

(vi)	Based on construction amounts determined under national railway engineering guidelines.

(III)	Revenues collected and settled through the CRC:

	2015 RMB’000	2016 RMB’000	2017 RMB’000
- Passenger transportation	6,642,129	6,960,491	7,295,985
- Freight transportation	1,022,025	1,105,061	1,266,122
- Other transportation related services	86,199	86,883	112,267

	7,750,353	8,152,435	8,674,374

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	As at 31 December 2016 and 2017, the Group had the following material balances maintained with related parties:

(I)	Material balances with Guangzhou Railway Group and its subsidiaries:

	2016 RMB’000	2017 RMB’000
Trade receivables	730,061	1,435,421
- Guangzhou Railway Group (i)	229,056	132,830
- Subsidiaries of Guangzhou Railway Group (i)	501,005	1,302,591
Prepayments and other receivables	25,961	44,329
- Guangzhou Railway Group	691	3,277
- Subsidiaries of Guangzhou Railway Group	25,270	41,052
Prepayments for fixed assets and construction-in-progress	225	4,352
- Guangzhou Railway Group	—	—
- Subsidiaries of Guangzhou Railway Group (ii)	225	4,352
Trade payables	533,051	681,587
- Guangzhou Railway Group (i)	61,486	61,899
- Subsidiaries of Guangzhou Railway Group (ii)	432,712	619,509
- Associates	38,853	179
Payables for fixed assets and construction-in-progress	249,308	342,519
- Guangzhou Railway Group	10,805	53,821
- Subsidiaries of Guangzhou Railway Group	168,038	220,377
- Associates	70,465	68,321
Accruals and other payables	430,331	439,509
- Guangzhou Railway Group	5,663	7,390
- Subsidiaries of Guangzhou Railway Group (iii)	422,877	430,041
- Associates (iv)	1,791	2,078

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

38	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at 31 December 2016 and 2017, the Group had the following material balances maintained with related parties (continued):

(I)	Material balances with Guangzhou Railway Group and its subsidiaries:

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represent service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)	The trade payables due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

As at 31 December 2016 and 2017, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

(II)	Material balances with CRC Group:

	As at 31 December
	2016 RMB’000	2017 RMB’000
Due from CRC Group
- Trade receivables	1,443,272	1,372,631
- Other receivables	4,672	1,207

Due to CRC Group
- Trade payables and payables for fixed assets and construction-in-progress	65,496	62,620
- Other payables	15,901	6,413

As at 31 December 2017, all the balances maintained with CRC Group were unsecured, non-interest bearing and were repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2017

(All amounts expressed in Renminbi unless otherwise stated)

39	SUBSEQUENT EVENTS

(a)	At the meeting of the directors held on 28 March 2018, the directors proposed a final dividend of RMB 0.08 per ordinary share for the year ended 31 December 2017, which is subject to the approval by the shareholders in general meeting (Note 33). This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at 31 December 2017.

(b)	On 27 December 2017, the directors of the Company proposed to hand over the land use rights of certain land parcels owned by the Company for resumption in accordance with laws in response to the urban renewal demand in Guangzhou City.

On 19 April 2018, the Company entered into the Resumption Compensation Agreement with the Guangzhou Land Development Center (“GLDC” or the “Purchaser”) and other vendors, pursuant to which the Purchaser agreed to resume the land use rights over the land with an initial total compensation of RMB 6.00 billion (subject to adjustments), of which the initial compensation amount payable to the Company will be approximately RMB 1.30 billion (subject to adjustments). GLDC is a public institution under the Guangzhou Land Resources and Planning Commission, which is responsible for the administration of government land reserve. The transaction is subject to the certain conditions, including the approval from the shareholders at the general meeting of the Company, and such conditions may or may not be fulfilled. If the conditions required for the completion of the transaction are not fulfilled, the transaction may not proceed.