Form 20-F
period 2018-12-31
GUANGSHEN RAILWAY CO LTD
filed 2019-04-25
CIK 1012139

As filed with the Securities and Exchange Commission on April 25, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2018:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000

(including 104,160,750 H shares in the form of American Depositary Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes    ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).    Yes ☐    No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.8755 to US$1.00, the certified exchange rate for December 31, 2018 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all.

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

•

“Yangcheng Railway Company” means Guangdong Yangcheng Railway Enterprise Co., Ltd., a wholly owned subsidiary of GRGC, or its predecessor, Guangzhou Railway Group Yangcheng Railway Enterprise Development Company.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2017 and 2018, and our Consolidated Comprehensive Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2016, 2017 and 2018 are derived from and are qualified by reference to our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”. The Selected Consolidated Balance Sheets Data as of December 31, 2014, 2015 and 2016 and our Consolidated Income Statements, Consolidated Statements of Changes in Equity and Consolidated Cash Flow Statements for each of the years ended December 31, 2014 and 2015 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Income Statement Data:
Revenue from Railroad and Related Business
- Passenger transportation	6,988,288	6,997,562	7,358,851	7,757,077	8,108,384	1,179,316
- Freight transportation	1,763,679	1,761,449	1,718,260	1,893,594	1,849,360	268,978
- Railway network usage and other transportation related services	5,031,241	5,874,727	7,093,198	7,644,230	8,865,635	1,289,453

Subtotal	13,783,208	14,633,738	16,170,309	17,294,901	18,823,379	2,737,747
Revenue from other businesses	1,017,573	1,091,571	1,110,195	1,036,521	1,004,639	146,119

Total revenue	14,800,781	15,725,309	17,280,504	18,331,422	19,828,018	2,883,866
Railroad and Related business operating expenses	(12,729,828)	(13,150,405)	(14,561,793)	(15,850,056)	(17,610,188)	(2,561,296)
Other businesses operating expenses	(1,022,133)	(1,006,330)	(1,076,206)	(1,082,531)	(1,048,025)	(152,429)

	Year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Other gains/(losses)-net	7,138	(114,627)	(108,270)	(48,477)	(108,613)	(15,797)
Operating profit	1,055,958	1,453,947	1,534,235	1,350,358	1,062,253	154,498
Profit attributable to equity holders of the Company	662,021	1,070,822	1,158,253	1,015,361	784,059	(114,037)
Operating profit per share	0.15	0.21	0.22	0.19	0.15	0.02
Earnings per share for profit attributable to equity holders of the Company
- Basic and diluted	0.09	0.15	0.16	0.14	0.11	0.02
Dividends declared per share	0.05	0.08	0.08	0.08	0.06	0.01
Earnings per ADS for profit attributable to equity holders of the Company	4.67	7.56	8.18	7.17	5.53	0.80
Balance Sheet Data (at year end):
Working capital	1,011,115	1,338,889	830,610	892,911	(65,568)	(9,536)
Fixed assets-net	24,179,210	24,073,759	24,278,032	23,617,138	24,184,248	3,517,453
Leasehold land payments	668,005	948,526	1,624,859	1,980,278	1,924,496	279,906

Total assets	30,536,663	31,943,272	32,870,258	33,994,238	35,402,237	5,149,043
Equity attributable to equity holders of the Company	26,745,843	27,462,488	28,054,058	28,684,677	28,852,299	4,196,394
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1,00 per value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	822,084
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	208,174
Cash Flow Statement Data:
Net cash generated from operating activities	1,945,576	2,259,691	1,641,238	2,634,839	3,261,402	474,351
Net cash used in investing activities	3,373,821	(1,349,235)	(1,935,702)	(2,264,647)	(2,113,132)	(307,343)
Net cash used in financing activities	(4,067,018)	(354,710)	(566,683)	(569,333)	(570,032)	(82,908)
Payment for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets; net of related payables	(999,633)	(1,292,273)	(1,973,897)	(2,273,426)	(2,683,053)	(390,234)
Dividends paid to the Company’s shareholders	(566,685)	(354,177)	(566,683)	(569,333)	(566,683)	(82,421)

	Year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Other Data:
Railroad transportation operating income	1,053,380	1,483,333	1,608,516	1,444,845	1,510,218	219,652
Other businesses operating income/loss	(4,560)	85,241	33,989	(46,010)	(4,537)	(660)

(1)

Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.8755 to US$1.00, the certified exchange rate for December 31, 2018 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2018 or on any other date.

Dividends

At a meeting of the directors held on March 27, 2019, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended December 31, 2018, which is to be voted up on at our annual general meeting of shareholders scheduled on June 13, 2019.

This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2018, but instead as equity attributable to equity holders of our Company.

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

Rising threats of international tariffs, including tariffs applied to goods traded between the United States and China, could materially and adversely affect the PRC economy and our business.

Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. More specifically, there have been three rounds of U.S. tariffs on Chinese goods taking effect in July, August and September 2018 (some of which prompted retaliatory Chinese tariffs on U.S. goods). Trade talks between the U.S. and China are ongoing and their outcome is uncertain. The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions on the Company. Furthermore, imposition of tariffs could cause a decrease in freight traffic, which would directly impact our business.

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

The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, especially Guangdong and Hong Kong, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown or other reasons, such as freezing weather, floods, earthquake and other natural disasters or a recurrence of the SARS epidemic or outbreaks of avian flu, H1N1 or H7N9 influenza, dengue fever, Ebola virus or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. A slowdown in economic growth in China could also adversely impact our customers, prospective customers, suppliers, and partners in China, which could have a material adverse effect on our results of the operations and financial condition. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

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

Significant changes with respect to the PRC railway industry could adversely affect our business and results of operations.

The investment in the construction of railway-related fixed assets during the 12th Five-Year Plan (from 2011 to 2015) achieved a record of RMB3.58 trillion and the proposed investment amount in the construction of railway-related fixed assets during the 13th Five-Year Plan (from 2016 to 2020) is approximately RMB3.5 trillion. However, we cannot assure you that there will not be any significant changes with regard to the actual amount the MOR will invest in the railway industry in the future. As the railway industry is heavily reliant on capital expenditures on infrastructure construction, the reduced investment in infrastructure construction may have material adverse impact on our future development and results of operations. In addition, to ensure the safe operation of high-speed railway transportation, the MOR also set speed limits on certain high-speed railways. Corresponding with the reduced speed limits, the ticket fare of the affected high-speed railways may be reduced. Although the speed limits do not affect the railways we operate, we cannot assure you that the future policies of the PRC government authorities in relation to railway speed limits will not affect us.

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

Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2016, 2017, and 2018, we paid approximately RMB599.2 million, RMB520.2 million and RMB 473.2 million, respectively, in electricity charges. Significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In particular, our Guangzhou locomotive depot and Guangzhou train depot have been identified as key pollutant discharge units by the PRC government’s environmental protection departments in 2018. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2018, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2018, our environmental protection-related expenses were approximately RMB3.94 million, mainly related to the maintenance of our environmental protection equipment.

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

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B Related Party Transactions” and Note 40 to our audited consolidated financial statements included elsewhere in the annual report, due to the fact that the railway business is centrally managed by CRC within the PRC, we work in cooperation with the CRC and other railway companies controlled by the CRC for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the CRC based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by the CRC based on our own data and information, the amount of settlement is ultimately settled by the CRC.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2016, 2017 and 2018, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed floating band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 2012, and further widened the floating band to 2% in March 2014. In recent years, the PBOC has been developing a mechanism for formulating the midpoint rate of the RMB. On August 11, 2015, it announced the implementation of the RMB exchange rate formation mechanism reform to allow the market to play a bigger role in exchange rate determination. As a result, the PBOC guided the RMB weaker by lowering the midpoint rate to reflect the prevailing market rate, while emphasizing the use of the closing rate on the preceding day as a reference when deciding the midpoint rate. In February 2016, the PBOC disclosed a mechanism for formulating the midpoint rate of the RMB based on the “closing rate on the preceding date + currency basket-based adjustment” rule. This has resulted in greater volatility in the RMB exchange rate. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “ITEM 3. KEY INFORMATION—A. Selected Financial Data” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Currency Risks.” We cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance (the “MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Passenger transportation is our principal business. As of December 31, 2018, there were 252 pairs of passenger trains in our operation area according to the then train schedule, including 109 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 99 pairs of inter-city trains between Guangzhou (East) to Shenzhen, and 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 130 pairs of long-distance trains (including 11 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 4 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains). We have adopted an “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed trains” or “CRHs,” every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by us and the MTR Corporation Limited (“MTR”) are one of the most important means of transportation between Guangzhou and Hong Kong. We have organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.

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

On October 26, 2016, we entered into agreements to acquire certain railway operating assets of GRGC, Guangmeishan Railway Company Limited (“GRCL”) and Guangdong Sanmao Railway Company Limited (“GSRC”). GRCL and GSRC are subsidiaries of GRGC which operates passenger and freight transport service business. The purchase prices to GRGC, GRCL and GSRC were approximately RMB28.7 million, RMB453.7 million and RMB249.7 million, respectively. On October 26, 2016, we obtained control of the above-mentioned railway operation assets and began to consolidate the results of operations of GRGC, GRCL and GSRC in our consolidated comprehensive income statement from that date.

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

As of April 25, 2019, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

Westbound. Our line connects with the Guangzhou-Maoming rail line operated by GSRC, a company in which GRGC holds a 49.1% equity interest, which runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China. Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway commenced operation on December 26, 2014, which are connected with our line at Guangzhou Station since May 2016 by three EMUs operating between Guangzhou and Guiyang North, Guangzhou and Nanning East, and Guangzhou and Guilin North. Nanning-Guangzhou Railway is owned by Nanning-Guangzhou Railway Company Limited, a subsidiary of Nanning Railway Bureau of the CRC. Guiyang-Guangzhou Railway is owned by Guiyang-Guangzhou Railway Company Limited, a subsidiary of Chengdu Railway Bureau of the CRC. We provide the operational services to Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway. Our line also connects with Guangzhou-Foshan-Zhaoqing Intercity Railway, which commenced operation on March 30, 2016 and was jointly invested by Guangdong Provincial Railway Construction Investment Group Co., Ltd. and the CRC.

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

Capital Expenditure

Our capital expenditure includes payments for acquisition of fixed assets and construction-in-progress, and prepayments for fixed assets, net of related payables. In 2016, 2017 and 2018, our total capital expenditure were RMB1,973.9 million, RMB2,273.4 million and RMB2,683.1 million respectively.

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

Business Operations

Our principal businesses are railroad passenger transportation, freight transportation, railway network usage and other transportation-related services, which collectively generated 94.9% of our total revenue in 2018. The remaining 5.1% of our total revenue in 2018 mainly consisted of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Due to deepening structural reform in supply, the steady improvement of the domestic economy, the addition of cross-network EMU trains between Guangzhou East and Chaozhou-Shantou from 8 pairs to 10 pairs each day since September 2017, the addition of 1 pair of cross-network EMU trains from Guangzhou East station to Xiamen since July 1, 2018, better utilization of high-capacity CRH6A EMU trains, the adoption of a new operation model in 2018, and our ongoing strengthened marketing efforts in freight transportation, our passenger business continued to increase in 2018. As we seek to continue to increase our revenue, we will capitalize on the extensive railway construction, proactively adapt to the policy direction of railway system reform in the Pan Pearl River Delta, and enhance our business portfolio centered on railway passenger and freight transportation and complemented by the railway-related businesses. We will also focus on improving quality of and innovation around management, service and technology.

In 2018, we achieved a passenger delivery volume of 89.3 million persons, representing a year-to-year increase of 4.95%; a tonnage of outbound freight of 15.7 million tons, representing a year-to-year decrease of 0.98%; generating operating revenues of RMB19,828 million, representing a year-to-year increase of 8.16%; consolidated profits attributable to equity holders of RMB784 million, representing a year-to-year decrease of 22.78%; and basic earnings per share of RMB0.11.

The table below summarizes our railroad and related business revenue and traffic volume for the periods indicated:

	Year Ended December 31,
	2014	2015	2016	2017	2018
Passenger Transportation
Total passenger transportation revenue (RMB millions)	6,988.29	6,997.56	7,358.85	7,757.08	8,108.38
Total passengers (millions)	90.11	85.37	84.90	85.13	89.35
Total passenger-kilometers (millions)	27,953.94	25,989.28	25,479.15	25,528.73	25,497.28
Revenue per passenger-kilometer (RMB)(1)	0.25	0.27	0.29	0.34	0.32
Freight Transportation
Total freight transportation revenue (RMB millions)	1,763.68	1,761.45	1,718.26	1,893.59	1,849.36
- Revenues from freight charges (RMB millions)(2)	1510.70	1587.42	1577.00	1,741.97	1609.69
- Other revenues from freight transportation (RMB millions)	252.98	174.03	141.26	151.62	239.67
Outbound freight volume—tons (millions)	18.32	16.88	15.36	15.86	15.71
Revenue per ton (RMB)(3)	82.46	93.51	102.67	109.83	102.46
Full-distance volume of outbound freight traffic, or ton-kilometers (millions) (4)	11,435.00	10,874.30	10,302.05	10,700.48	10,705.36
Revenue per ton-kilometer (RMB)(5)	0.15	0.16	0.17	0.18	0.17
Railway Network Usage and other transportation related services (RMB millions)	5,031.24	5,874.73	7,093.20	7,644.23	8,865.64

(1)

Revenue per passenger-kilometer is calculated by dividing total passenger transportation revenue by total passenger-kilometers. Management believes that revenue per passenger-kilometer is a useful measure for assessing the revenue levels of our passenger transportation business

(2)

Freight transportation on the PRC national railway system is subject to government-mandated pricing. Since January 1, 2018, the pricing model of freight transportation on the national railway system was changed from section fares system to freight consignment system. As a result, our freight revenue is mainly the income for the whole-route freight transportation fees for the outbound freight delivered by us. We also have to pay service fees to other railway companies providing the freight transportation service along the route.

(3)

Revenue per ton is calculated by dividing revenues from freight charges by total tonnage of outbound freight. Management believes that revenue per ton is a useful measure for assessing the revenue levels of our freight transportation business.

(4)

Full-distance volume of outbound freight traffic represents the full-distance volume of our outbound freight traffic, whereas the “volume of freight traffic” as presented in previous years refers to the volume of freight traffic (including the outbound, arrival and pass-through freight) transported on the distance managed by us under the section fares system.

(5)

Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenue per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation is our largest business stream, accounting for 40.9% of our total revenue and 43.08% of our railroad and related business revenue in 2018. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen inter-city express trains;

•	long-distance trains; and

•	Through Trains in Hong Kong.

As of December 31, 2018, there were a total of 252 pairs of passenger trains in our operation area according to the then train schedule (each pair of trains meaning trains making one round-trip between two points), representing a increase of 1 pair from 251 pairs as of December 31, 2017, of which:

•

109 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 99 pairs of inter-city trains between Guangzhou East to Shenzhen, and 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains);

•	13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains); and

•

130 pairs of long-distance trains, representing a decrease of 1 pair from 131 pairs as of December 31, 2017. Long-distance trains included long-distance passenger trains operated by us between the following departure and terminal stations:

Departure/ Terminal Station	Terminal/Departure Station
Guangzhou	Beijing West, Shanghai South, Wuchang, Yantai, Taizhou, Wenzhou, Zhangjiajie, Xinyi, Jingdezhen North, Luoyang, Dazhou

Guangzhou East	Beijing West, Xiamen, Shantou, Meizhou, Dabu

Shenzhen	Beijing West, Shanghai South, Urumqi, Qingdao, Meizhou, Zhangjiajie, Suzhou

Shenzhen East	Chengdu, Chengdu East

Dongguan East	Chengdu, Hefei, Lanzhou West

Shantou	Chongqing North, Shenzhen West, Wuchang

Huizhou	Wuchang, Dazhou

Sanya	Beijing West

Long-distance trains also included domestic long-distance trains that are operated by other operators but originate or terminate on, or pass through, our railroad.

The table below sets out passenger transportation revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total passenger transportation revenue			Total passengers			Revenue per passenger
	2016	2017	2018	2016	2017	2018	2016		2017	2018
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	2,413.0	2,566.4	2,877.4	36.2	36.9	40.3	66.7		69.6	71.4
Hong Kong Through Trains	528.3	523.4	497.6	3.5	3.6	3.6	150.9		145.4	138.2
Long-distance Trains(1)	4,019.3	4,206.2	4,158.1	45.2	44.6	45.5	N/A	(1)	N/A	N/A
Other Revenues from Passenger Transportation	398.4	461.1	575.4	—	—	—	—		—	—
Combined passenger operations	7,358.9	7,757.1	8,108.4	84.9	85.1	89.3	N/A	(1)	N/A	N/A

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

Guangzhou-Shenzhen Trains. In 2018, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 35.5% of our railroad passenger transportation revenue. As of December 31, 2018, we operated 109 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains increased by 9.1% from 36.9 million in 2017 to 40.3 million in 2018. The revenue from our Guangzhou-Shenzhen trains increased by 4.5% from RMB2,566.4 million in 2017 to RMB2,877.4 million in 2018. The increase in revenue of Guangzhou-Shenzhen trains was primarily due to (i) the increased number of EMU trains between Guangzhou East to Chaozhou-Shantou from 8 pairs to 10 pairs each day since September 21, 2017; (ii) the utilization of the high-capacity CRH6A EMU trains for some of the Guangzhou East to Shenzhen inter-city trains since the Spring Festival of 2018, coupled with the adoption of “3+4” (Tuesday, Wednesday and Thursday for the regular schedule and the other four days of the week for the busy schedule) operation model for inter-city trains between Guangzhou East to Shenzhen since April 10, 2018, resulting in the increase in the capacity and the number of pairs of the trains; and (iii) the addition of 1 pair of cross-network EMU trains from Guangzhou East station to Xiamen since July 1, 2018.

Hong Kong Through Trains. In 2018, our passenger transportation services on Hong Kong through trains accounted for 6.1% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing West/Shanghai-Kowloon Through Trains). The MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains while we are responsible for the remaining 10 pairs of Hong Kong Through Trains (except for the Shanghai-Kowloon Through Train which is operated by Shanghai Railway Bureau). In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates in the section between Shenzhen Station and Guangzhou East Station.

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

In 2018, the volume of passengers who traveled on the Hong Kong Through Trains increased by 0.76% from 3.57 million in 2017 to 3.60 million in 2018. The revenue from Hong Kong Through Trains decreased by 4.93% from RMB523.4 million in 2017 to RMB497.6 million in 2018. This increase in passenger volume was mainly due to the recovery of Hong Kong tourism, including more visitors from the mainland. This decrease in revenue was mainly due to the falling exchange rate from RMB to Hong Kong dollars.

Domestic Long-distance Trains. In 2018, our passenger transportation services on domestic long-distance trains accounted for % of our railroad passenger transportation revenue. As of December 31, 2018, we operated on a daily basis 130 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region, Xinjiang Autonomous Region and Tibet Autonomous Region. In 2018, the number of passengers traveled on our long-distance trains was 45.5 million, representing an increase of 1.88% from 44.6 million in 2017. Our revenue from long-distance trains in 2018 was RMB4,158.1 million, compared to RMB4,206.2 million in 2017. The increase of the passenger volume of long-distance trains was primarily due to the increase of the passenger volume of EMUs. The decrease in revenue of long-distance trains was primarily due to the diversion effect from the optimizing of high-speed railway network.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2018:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2018 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Guangzhou-Foshan-Zhaoqing Intercity Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	25.21

Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Xiamen-Shenzhen Railway, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	22.74

Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	23.54

Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	2.96

Freight Transportation

Revenue from our freight transportation accounted for 9.3% of our total revenue and 9.8% of our railroad and related business revenue in 2018. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

The majority of the freight we transport is high-volume, medium to long-distance freight received from and/or transferred to other rail lines. A portion of the freight we transport both originates and terminates in the Shenzhen-Guangzhou-Pingshi corridor. Since January 1, 2018, the charging model of the national railway freight transportation in China has changed to a freight consignment system from the previous section fares system. As a result, we reclassified our freight business into two categories as follows:

•

Revenues from freight charges, which mainly represents the revenues from the total freight charges of our outbound freight transportation, whereas the revenues from outbound freight and inbound freight as presented in previous years refer to the revenue of freight transportation (including the outbound, pass-through and arrival freight) charged by the distance managed by us under the section fares system; and

•	Other revenues from freight transportation, which mainly represents the revenue from freight services for transportation between the stations and receiving locations designated by our customers.

Revenue from freight transportation business in 2018 was RMB1,849.4 million, a decrease of 2.34% from RMB1,893.6 million in 2017. Since January 1, 2018, the pricing model of freight transportation on the national railway system was changed from a segment charging system to a carrier system. As a result, we have collected the whole-route freight transportation fees for the outbound freight delivered by us, and have paid the service fees to other railway companies providing the freight transportation service. The decrease in freight transportation revenues was mainly due to the decrease in total amount of freight transportation revenues under the combined effect of the reform in rail carrier system. Our outbound freight volume was 15.7 million tons in 2018, a decrease of 0.98% from 15.9 million tons in 2017. The decrease in outbound freight volume was mainly due to the combined effect of industrial restructuring within the Pearl River Delta and the more fierce competition from highways and ocean transportation, as a result of which the freight delivery volume of steel and petroleum decreased.

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

Railway Network Usage and other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 44.7% of our total revenue and 47.1% of our railroad and related business revenue in 2018. In 2018, our revenue from railway network usage and other transportation-related services was RMB8,865.6 million, representing an increase of 16.0% from RMB7,644.2 million in 2017. As required by the CRC, a consignment settlement system was implemented for railway freight transportation with effect from January 1, 2018. Accordingly, the full freight transportation fee will be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services. Such change in the freight transportation settlement system resulted in an increase in revenues from railway network usage of freight transportation. The increase in revenue from other transportation services was primarily due to the increase in workload for railway operations and passenger services provided by us during the reporting period driving the growth of related revenue.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2016	2017	2018
	(RMB millions)
Railway Network Usage	3,178.5	3,306.5	3,855.3
Passenger transportation network usage services	2,940.5	3,044.1	2,880.1
Freight transportation network usage services	238.0	262.4	975.2
Other Transportation-Related Services(1)	3,914.7	4,337.7	5,010.4
Railway operation services	2,614.3	2,850.0	3,293.2
Other Services(2)	1,300.4	1,487.7	1,717.2

Total	7,093.2	7,644.2	8,865.7

(1)	Other transportation-related services include provision of railway operation services and other services.
(2)	Other services include lease of locomotive and passenger trains, fueling of locomotive and passenger trains, parcel transportation and other transportation.

Other Businesses

Revenue from our other businesses accounted for 5.1% of our total revenue in 2018. Our other businesses mainly consist of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Revenue from our other businesses was RMB1,005 million in 2018, compared to RMB1,037 million in 2017.

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

Our stations along the Guangzhou-Shenzhen line have adopted a real-name ticketing system, allowing passengers to use their identification cards to purchase tickets and board trains. Customers who provide their second generation China identification cards or Hong Kong and Macau identification cards may purchase tickets aboard trains without customer service representatives. Customers can also purchase tickets for our Guangzhou-Shenzhen inter-city trains online. As of December 31, 2018, we had a total of 243 automatic ticket selling machines, 187 automatic ticket inspection machines and 239 internet ticket printing machines along the Guangzhou-Shenzhen line.

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

Since January 1, 2018, we have collected the whole-route freight transportation fees for the outbound freight delivered by us, and have paid the service fees to other railway companies providing the freight transportation service.

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. We compete for long-distance traveling passengers against other railway service providers operating within our service territory. The Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013 the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014, and the Shenzhen-West Kowloon section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in September 2018. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network in the Medium and Long-term Railway Network Planning (2016-2030) with Eight East-West Lines and Eight South-North Lines of high-speed railway network and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

Equipment, Tracks and Maintenance

As of December 31, 2018, we operated 185 diesel locomotives, 67 electric locomotives, 32 EMUs and 2,295 passenger coaches for our operations.

The freight cars we use are all leased from the CRC, to which we pay uniform rental fees based on the national standards set by the CRC. The amounts of such usage fees we paid to the CRC in 2016, 2017 and 2018 were approximately RMB261.9 million, RMB254.2 million and RMB240.3 million, respectively.

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

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2016, 2017 and 2018, we replaced approximately 41 kilometers, 76 kilometers and 80 kilometers of railway lines, respectively.

Major Suppliers and Service Providers

GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2018, we purchased approximately RMB555.05 million in materials and supplies from GRGC and its subsidiaries, which represented 4.03% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions.”

The companies or bureaus owned or controlled by the CRC, including the GRGC, our single largest shareholder, are our major customers. In 2018, we collected approximately RMB3,966.99 million from GRGC and its subsidiaries, which represented 20.0% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2016, 2017 and 2018, we paid approximately RMB599.2 million, RMB520.2 million and RMB473.2 million, respectively, for electricity charges.

Regulatory Overview

As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations.

Prior to March 14, 2013, we were regulated by the MOR. However, on March 14, 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the MOT, other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the CRC. The Reform was completed on January 1, 2017 and as a result, the actual controlling entity of our largest shareholder became the CRC. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Business— Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.”

National Railway System

Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. The PRC central government holds the equity interests in state-owned railroads. According to a 2018 statistical bulletin published by the CRC, the state-owned railway system comprises over 90% of all rail lines in 2018, including all trunk lines. Prior to the dissolution of the MOR, the state-owned railway system was operated as a nationwide integrated system under the supervision and management of the MOR. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. Although the MOR did not operate other railroads, it provided guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR’s responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system. After the dissolution of the MOR, the administrative functions formerly performed by the MOR were assigned to the MOT and the National Railway Administration, while the commercial functions formerly performed by the MOR were assigned to the CRC.

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

Environmental Protection

Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. In particular, our Guangzhou locomotive depot and Guangzhou train depot have been identified as key pollutant discharge units by the PRC government’s environmental protection departments in 2018. To enforce standards set forth under these laws and regulatons, national environmental protection authorities imposed discharge fees in proportion to the amount of discharge prior to January 1, 2018. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures as approved by the relevant agency, or order the closure of any operations that fail to comply with applicable regulations. In December 2016, the PRC government promulgated the Environmental Protection Tax Law which became effective from January 1, 2018. The Environmental Protection Tax Law has replaced discharge fees with environmental protection tax levies, which are calculated based on the pollution equivalents converted from pollutant emissions.

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. Since the implementation of the Environmental Protection Tax Law in January 1, 2018, we pay regular taxes to local authorities for the discharge of waste substances. In 2018, our environmental protection-related expenses were approximately RMB3.9 million, mainly related to the maintenance of our environmental protection equipment.

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

The following table lists our significant subsidiaries as of December 31, 2018:

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

In 2018, three subsidiaries of the Group were liquidated. No amount was charged to consolidated comprehensive income statement as the Group recovered the liquidated asset in the same amount as the Group’s share of these companies’ net assets.

As of December 31, 2018, the non-wholly owned subsidiaries individually and in the aggregate were not significant to us. Therefore, the non-wholly owned subsidiaries are not listed hereunder and the financial information of such subsidiaries are not disclosed.

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

As of December 31, 2018, the ownership certificates of land with an aggregate carrying value of approximately RMB58,898,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to our name, and we had not obtained the ownership certificates of the land use rights, or Land Certificates, of certain parcels of land with an aggregate carrying value of approximately RMB1,227.8 million. After consultation with our PRC legal counsel, we believe there is no legal hurdle for us to apply for us to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary. For additional information regarding the Land Certificates that we have not obtained, see Note 8 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2018, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, which had an aggregate carrying value of approximately RMB1,676.7 million. After consultation with our PRC legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary. For additional information regarding the types of buildings for which we have not obtained Building Ownership Certificates, see Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of April 25, 2019, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 41,925 square meters.

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

For the year ended December 31, 2018, our total revenue was RMB19,828.0 million, profit attributable to equity holders was RMB784.1 million, and earnings per share were RMB0.11. Railroad and related business revenue accounted for 93.6%, 94.3% and 94.9% of our total revenue in 2016, 2017 and 2018, respectively.

Passenger transportation is our principal business. In 2018, the total number of our passengers was 89.3 million, representing an increase of 5.0% from 85.1 million in 2017. Our passenger transportation revenue was RMB8,108.4 million in 2018, representing an increase of 4.5% from RMB7,757.1 million in 2017.

We transported a total of 52.1 million tons of freight in 2018, representing an decrease of 0.2% from 52.2 million tons in 2017. Our freight transportation revenue in 2018 was RMB1,849.4 million, representing a decrease of 2.3% from RMB1,893.6 million in 2017.

Revenue from our railway network usages and other transportation related services business was RMB8,886.6 million in 2018, representing an increase of 16.0% from RMB7,644.2 million in 2017.

Revenue from our other businesses was RMB1,005 million in 2018, compared to RMB1,037 million in 2017.

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

In 2018, we believe China’s economy successfully withstood external challenges, ongoing intensified economic and trading conflicts, as well as the changes in the steady-state economy. China’s national GDP reached RMB90 trillion for the first time, representing a year-on-year growth of 6.6%. Meanwhile, the national railway showed significant improvements in both its passenger and freight transportation, with its passenger delivery volume reaching 3.37 billion people, representing a year-on-year increase of 9.4%, and its outbound freight tonnage reaching 4.022 billion tons, representing year-on-year growth of 9.1%.

Competitive Pressure from other Railway Operators and other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. With the establishment of the “four horizontal and four vertical” high-speed railway network, more high-speed trains that connect the Pearl River Delta region and other major mainland cities are available to the public, including the Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line which commenced operation in December 2011, the Beijing-Guangzhou passenger line which commenced operation in December 2012, the Xiamen-Shenzhen passenger line which commenced operation in December 2013 and the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines which commenced operation in December 2014. As a result, the number of passengers traveling by our long-distance train services decreased recently. In response to such competition, we adjusted the operational scheme of passenger transportation to increase the number of pairs of long-distance trains. In addition, the opening of the Guangzhou-Shenzhen high speed railway, the rapid growth in the number of privately owned vehicles and a higher penetration of bus services also affected the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services. We also expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens.

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

Year ended December 31, 2018 compared with year ended December 31, 2017

Revenue

In 2018, our total revenue was RMB19,828.0 million, representing an increase of 8.2% from RMB18,331.4 million in 2017. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services was RMB8,108 million, RMB1,849 million and RMB8,866 million, respectively, accounting for approximately 40.9%, 9.3% and 44.7% of our total revenue in 2018, respectively.

Passenger transportation. Revenue from passenger transportation accounted for 40.9% of our total revenue and 43.1% of our railroad and related business revenue in 2018. As of December 31, 2018, we operated 252 pairs of passenger trains each day, including 109 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 99 pairs of inter-city trains between Guangzhou East to Shenzhen, 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 130 pairs of long-distance trains (including 11 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 4 pairs of Guangzhou to Guilin North, Nanning East and Guiyang North cross-network EMU trains).

In 2018, the total number of our passengers was 89.4 million, representing an increase of 4.95% from 85.1 million in 2017. Our passenger transportation revenue was RMB8,108.4 million in 2018, representing an increase of 4.53% from RMB7,757.1 million in 2017. Despite the commencement of the Hong Kong section of Guangzhou-Shenzhen-Hong Kong Express Rail Link and the diversion effect from the optimizing of the high-speed railway network, coupled with the decreased revenue from the through trains and long-distance trains operated by us, both the passenger transportation volume and revenue of the Guangzhou-Shenzhen inter-city trains recorded considerable increases as driven by the increase in its capacity. The increase in passenger transportation revenues was mainly due to the combined effect of the above as the overall revenues from passenger transportation still achieved growth during the reporting period. The increase in passenger transportation revenues and passenger delivery volume was mainly due to the following: (a) we increased the number of cross-network EMU trains between Guangzhou East to Chaozhou-Shantou from 8 pairs to 10 pairs each day since September 21, 2017; (b) we also utilized the high-capacity CRH6A EMU trains for some of the Guangzhou East to Shenzhen inter-city trains since the Spring Festival of 2018, coupled with the adoption of “3+4” (Tuesday, Wednesday and Thursday for the regular schedule and the other four days of the week for the busy schedule) operation model for inter-city trains between Guangzhou East to Shenzhen since April 10, 2018, resulting in the increase in the capacity and the number of pairs of the trains; and (c) the addition of 1 pair of cross-network EMU trains from Guangzhou East station to Xiamen since July 1, 2018.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2017 and 2018:

	Year ended December 31,		Change from
	2017	2018	2017 to 2018
Revenue from passenger transportation (RMB thousands)	7,757,077	8,108,380	4.53%
Total passengers (thousands)	85,133	89,348	0.3%
Total passenger-kilometers (millions)	25,529	25,497	0.2%
Revenue per passenger-kilometer (RMB)	0.30	0.30	3.4%

Freight transportation. Revenue from our freight transportation accounted for 9.3% of our total revenue and 9.8% of our railroad and related business revenue in 2018.

Revenue from our freight transportation business in 2018 was RMB1,849.4 million, a decrease of 2.3% from RMB1,893.6 million in 2017. The total tonnage of outbound freight we transported in 2018 was 15.7 million tons, representing an decrease of 1.3% from 15.9 million tons in 2017. The decrease in freight transportation revenues was mainly due to the decrease in total amount of freight transportation revenues under the combined effect of the reform in the rail carrier system. The decrease in outbound freight volume was mainly due to (i) the combined effect of industrial restructuring within the Pearl River Delta and (ii) the more fierce competition from highways and ocean transportation, as a result of which the freight delivery volume of steel and petroleum decreased.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2017 and 2018:

	Year ended December 31,		Change from 2017 to 2018
	2017	2018
Revenue from freight transportation (RMB millions)	1,893.59	1,849.36	(2.3%)
- Revenue from freight charges	1741.97	1609.69	(7.6%)
- Revenue from other freight transportation services	151.62	239.67	58.1%
Outbound freight volume (millions of tons)	15.86	15.71	(0.9%)
Revenue per ton (RMB)(1)	109.83	102.46	(6.7%)
Total ton-kilometers (millions)	10,700	10,705	0.1%
Revenue per ton-kilometer (RMB)(2)	0.18	0.17	(5.6%))

(1)	Revenue per ton is calculated by dividing revenues from freight charges by total tonnage of outbound freight.
(2)	Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers.

Railway network usage and other transportation related services. Revenue from our railway network usage and other transportation related services accounted for 44.7% of our total revenue and 47.1% of our railroad and related business revenue in 2018. Railway network usage and other transportation related services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. Revenue from our railway network usages and other transportation related services business was RMB8,8865.6 million in 2018, representing an increase of 16.0% from RMB7,644.2 million in 2017. The increase in revenue from railway network usage was primarily due to an increase in revenues from railway network usage of freight transportation as a result of the implementation of a consignment settlement system for railway freight transportation as required by the CRC, effective January 1, 2018, which requires the full freight transportation fee to be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services.

The increase in revenues from other transportation services was mainly due to the increase in workload for railway operations and passenger services provided by us during the reporting period driving the growth of related revenue.

Other Businesses. Our other businesses mainly consist of train repair, on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation. In 2018, revenues from other businesses was RMB1,005 million, representing a decrease of 3.1% from RMB1,037 million in 2017, primarily due to the decreases in revenue from train repair and sale of goods.

Operating Expenses

In 2018, our total operating expenses were RMB18,658.2 million, representing an increase of 10.2% from RMB16,932.6 million in 2017.

The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2017 and 2018.

	Year ended December 31,
	2017	2018
Railroad and related business revenue (RMB millions)	17,294.9	18,823.6
Business tax and surcharge	0.1%	0.1%
Employee benefits	36.4%	36.7%
Equipment leases and services	25.3%	28.5%
Land use right leases	0.3%	0.3%
Materials and supplies	7.6%	7.1%
Repairs and facilities maintenance costs, excluding materials and supplies	5.1%	4.9%
Depreciation of fixed assets	9.4%	8.4%
Cargo logistics and outsourcing service charges	1.4%	0.9%
Amortization of leasehold land payments	0.2%	0.2%
Utility and office expenses	0.3%	0.5%
Others	5.4%	5.8%
Operating expenses ratio	91.6%	93.6%
Railroad and related business operating margin	8.4%	6.4%

Note: (1) Total railroad operating expenses as a percentage of railroad and related business revenue.

Railway Operating Expenses. Our total railway operating expenses increased by 11.1% to RMB17,610.2 million in 2018 from RMB15,850.1 million in 2017. This increase was primarily driven by:

(i) the upward adjustment of the industry-wide pay level and the increase in the provision of railway operation service, which induced a rise in wages and welfare expenses;

(ii) the implemention of a consignment settlement system for railway freight transportation in accordance with the requirement of the CRC, which became effective on January 1, 2018. Accordingly, the full freight transportation fee will be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services. Such change in the freight transportation settlement system resulted in an increase in equipment leasing and service fees;

(iii) the additional cross-network EMU trains between Guangzhou East to Chaozhou-Shantou and inter-city trains from Guangzhou East to Shenzhen, and the increase in the provision of railway operation services, altogether inducing the corresponding increase in the consumption of materials and utilities, and passenger service costs.

Profit from Operations

Our profit from operations decreased by 21.3% to RMB1,062.3 million in 2018 from RMB1,350.4 million in 2017, primarily due to a rise in the cost of railways, which was primarily attributable to (i) the upward adjustment of the industry-wide pay level and the increase in the provision of railway operation service, which induced a rise in wages and welfare expenses; (ii) as stated above, the implemention of a consignment settlement system for railway freight transportation on January 1, 2018, which resulted in an increase in equipment leasing and service fees; and (iii) increases in the consumption of materials and utilities, and passenger service costs as a result of the additional cross-network EMU trains between Guangzhou East to Chaozhou-Shantou and inter-city trains from Guangzhou East to Shenzhen, and the increase in the provision of railway service.

Taxation

In 2018, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%. Our income tax expense was RMB289.8 million in 2018, representing a decrease of 13.6%, compared to RMB335.4 million in 2017. The effective tax rate of 27.1% in 2018 was slightly higher than the effective tax rate of 24.9% in 2017.

Profit attributable to equity holders of our Company

As a result of the above, our profit attributable to equity holders of our Company decreased by 22.8% to RMB784.1 million in 2018 from RMB1,015.4 million in 2017.

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

Passenger transportation. Revenue from passenger transportation accounted for 42.3% of our total revenue and 44.9% of our railroad and related business revenue in 2017. As of December 31, 2017, we operated 251 pairs of passenger trains each day, including 107 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 97 pairs of inter-city trains between Guangzhou East to Shenzhen (including 22 stand-by pairs), 10 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 131 pairs of long-distance trains (including 12 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 3 pairs of Guangzhou to Guilin North, Nanning East and Guiyang North cross-network EMU trains).

In 2017, the total number of our passengers was 85.1 million, representing an increase of 0.3% from 84.9 million in 2016. Our passenger transportation revenue was RMB7,757.1 million in 2017, representing an increase of 5.4% from RMB7,358.9 million in 2016. The increase in passenger transportation revenues was mainly due to: (i) our addition of 2 pairs, 3 pairs and 2 pairs of cross-network EMU trains between Guangzhou East to Chaozhou-Shantou on February 1, 2016, May 15, 2016 and September 21, 2017, respectively; and 1 pair of long-distance trains between Shenzhen and Urumqi and 1 pair of long-distance trains between Guangzhou and Yueyang, both of which commenced operations on May 15, 2016; (ii) the recommencement of Guangzhou-Shenzhen inter-city passenger transportation business at Pinghu Railway Station on September 26, 2016; and (iii) the implementation of an increase in ticket prices on April 21, 2017, for the Guangzhou East to Chaozhou-Shantou cross-network EMU trains. The increase in passenger volume was primarily due to recommencement of the Quagnzhou Shenzhen intercity passenger transportation business the Pinghu Station on September 26, 2016.

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

	Year ended December 31,
	2016	2017
Railroad and related business revenue (RMB millions)	16,170.3	17,294.9
Business tax	0.2%	0.1%
Employee benefits	35.0%	36.4%
Equipment leases and services	25.9%	25.3%
Land use right leases	0.3%	0.3%
Materials and supplies	8.3%	7.6%
Repairs and facilities maintenance costs, excluding materials and supplies	3.8%	5.1%
Depreciation of fixed assets	9.2%	9.4%
Cargo logistics and outsourcing service charges	1.3%	1.4%
Amortization of leasehold land payments	0.2%	0.2%
Social services expenses	0.1%	0.0%
Utility and office expenses	0.3%	0.3%
Others	5.5%	5.4%
Operating expenses ratio	90.1%	91.6%
Railroad and related business operating margin	9.9%	8.4%

Note:	(1) Total railroad operating expenses as a percentage of railroad and related business revenue.

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

•

Our acquisition of part of the operating assets of GMSR and SR at the end of October 2016 and newly added fixed assets during the reporting period, which incurred the increase in the depreciation of fixed assets.

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

We recognize revenue when the customer obtains the control of relevant goods or services.

(a)	Revenue from railroad and related business

The operations of our railway business form part of the nationwide railway system in the PRC and they are supervised and governed by the CRC. We render passenger transportation and freight transportation services, and we collect the related service fees and charges from our customers or other railway companies.

The respective fares and charges of the services, and the processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by the CRC.

Revenue from passenger transportation

Passenger transportation generally includes transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by us as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by the CRC through the central clearance system.

Revenues are recognized over time when the train transportation services are rendered. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

Revenue from freight transportation

We also provide freight transportation services. Service information and computation of the attributable revenues entitled by us are processed by the central clearance system of the CRC.

The revenues are recognized at gross amounts overtime in the accounting period in which the services are rendered.

Revenue from railway network usage and other transportation related business

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by us together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of the CRC. The revenue from network usage services are recognized over time in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by us and all proceeds are collected by us directly.

When the services rendered by us exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

(b)	Revenue from other businesses

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognized over time when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers at a point in time. Revenue from operating lease arrangements on certain properties and locomotives is recognized over time on a straight-line basis over the period of the respective leases.

For more details relating to IFRS 15, please see Note 2.2(c) to our audited consolidated financial statements included elsewhere in this annual report and ITEM 3. KEY INFORMATION - A. Selected Financial Data for more details of the disaggregated revenue.

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

Provision for impairment of trade receivables

The provision for impairment of trade receivables are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. The assessment of the ECL involves significant accounting estimations and judgments, including historical period selection by making reference to historical credit loss experience of each portfolio, trade receivables lifetime recovery information and other relevant data as well as forward-looking estimates such as changes of future economics, unemployment rate forecast, market environment and customer portfolio at the end of each reporting period.

Estimation of the fair value of FVOCI

We make estimates of the fair value of the FVOCI with consideration of the assessed value of the investees and the price from its recent financing, which is regarded as the best estimate of the fair value. The assessment of fair value requires the use of judgment and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying amount of FVOCI and changes in the fair value of FVOCI recorded in other comprehensive income.

Recently adopted accounting standards

In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2018:

•	IFRS 9 Financial Instruments;

•	IFRS 15 Revenue from Contracts with Customers;

•	Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2;

•	Annual Improvements 2014-2016 cycle;

•	Transfers to Investment Property — Amendments to IAS 40; and

•	Interpretation 22 Foreign Currency Transactions and Advance Consideration.

Except for the impact of adopting IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, our directors consider that the adoption of these accounting standards did not have any impact on the amounts recognized in prior periods. Most of the amendments will also not affect the current or future periods. As IFRS 9 and IFRS 15 were generally adopted without restating comparative information, the reclassifications and the adjustments arising from the new standards are therefore not reflected in the restated balance sheet as at December 31, 2017, but were recognized in the opening balance sheet starting on January 1, 2018. For additional information, see details set out in Note 2.1 to our audited consolidated financial statements included elsewhere in this annual report.

New accounting pronouncements

Details of the new accounting pronouncements are set out in Note 2.1(e) to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Exchange Impact

We have certain U.S. dollar-denominated and HK dollar-denominated assets. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and each of the RMB and the HK dollar. For details, see “ITEM 3. KEY INFORMATION—A. Selected Financial Data” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK—Currency Risks.”

Inflation

Inflation does not materially affect our business or the results of our operations.

B.	Liquidity and Capital Resources

Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

We generated approximately RMB3,261.4 million of net cash flow from operating activities in 2018. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2018, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures for the purchase of fixed assets and construction in progress of approximately RMB2,683.1 million, representing an increase of 18.0% from RMB2,273.4 million in 2017;

•	payment of dividends of approximately RMB566.7 million; and

•	income tax expenses of approximately RMB338.6 million.

Our capital expenditures for 2018 consisted primarily of the following projects:

•	the reconstruction of automatic inter-locking equipment from the Guangzhou to Pingshi section of the Beijing-Guangzhou railway;

•	improvements in system adaptability for the traction power supply system from the Pingshi to Guangzhou section of the Beijing-Guangzhou railway;

•	fourth and fifth-grade transformation of uses for CRH1A EMU trains (11 pairs of trains);

•	Phase I construction of the newly built staff apartment in Shipai, Guangzhou district;

•	section repair, capacity expansion and renovation of the Guangzhou North vehicle section; and

•	reconstruction of the Guangzhou East to Xintang section of the Guangshen lines III and IV; and

•	purchase of CRH6A EMUs.

Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB1,738.8 million as of December 31, 2018.

As of December 31, 2018, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

As of December 31, 2018, we did not have any banking facilities.

On March 15, 2019, we obtained a credit facility from China Construction Bank Shenzhen Branch for RMB500.0 million that was not recorded in the December 31, 2018 financial statements. As of the date of this annual report, we have not drawn down any funds from this credit facility.

Cash Flow

Our net cash and cash equivalents as of December 31, 2018 increased by approximately RMB578.2 million from December 31, 2017. Our principal source of capital was revenue generated from operating activities.

The following table sets forth certain items in our consolidated cash flow statements for 2016, 2017 and 2018, and the percentage change in these items from 2017 to 2018:

	Year ended December 31,			Change from 2017 to 2018
	2016	2017	2018
	(RMB thousands)
Net cash generated from operating activities	1,641,238	2,634,839	3,261,402	23.8%
Net cash used in investing activities	(1,935,702)	(2,264,647)	(2,113,132)	(6.69%)
Net cash used in financing activities	(566,683)	(569,333)	(570,032)	0.1%
Net (decrease)/increase in cash and cash equivalents	(861,147)	(199,141)	578,238	(390.4%)

Our net cash inflow from operating activities increased to RMB3,261.4 million in 2018 from RMB2,634.8 million in 2017, primarily due to improved collection of the trade receivables from the state-owned railroad companies and companies in transportation industry.

Our net cash inflow from operating activities increased to RMB2,634.8 million in 2017 from RMB1,641.2 million in 2016, primarily due to (i) the net cash inflow of RMB614.7 million generated from a decrease of trade receivables, and (ii) the decrease in income tax paid in the amount of RMB243.8 million.

Our net cash used in investment activities decreased from RMB2,264.6 million in 2017 to RMB2,113.1 million in 2018, primarily due to the receipt of payments made by the local government for land use rights we deposited to them according to the Resumption Compensation Agreement, dated as of April 19, 2018, among the Company, Guangzhou Land Development Center, and other vendors.

Our net cash used in investment activities increased from RMB1,935.7 million in 2016 to RMB2,264.6 million in 2017, primarily due to the increase in purchase expenses and construction of fixed assets.

Our net cash used in financing activities increased to RMB570.0 million in 2018 from RMB569.3 million in 2017, primarily due to the distribution of remaining assets to minority shareholders as a result of the liquidiation of certain subsdiaries in 2018.

Our net cash used in financing activities increased to RMB569.3 million in 2017 from RMB566.7 million in 2016, primarily due to cash dividends paid to certain non-controlling shareholders.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2018, our expenses for the purchase of fixed assets and payments for construction-in-progress totaled RMB2,683.1 million. In addition, we paid RMB338.6 million for income taxes and approximately RMB570.0 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2019.

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2019. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2019.

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

In addition, the global financial crisis and economic downturn since 2008 adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported in 2009. Although the economy in China, as well as in many other places around the world, has recovered since the second half of 2009, the sustainability of these recoveries is uncertain due to escalating concerns regarding Europe’s sovereign debt crisis, the stability of the Eurozone and sustainability of high rates of growth in China. Although China’s GDP growth rate remains high compared to other countries, with the still complicated and evolving domestic and international economic environment, China’s economy still faces greater downward pressure, which may suppress the demand growth of passenger and freight transportation. Finally, the institution by some governments of new trade tariffs generally, and specifically between the United States and China, poses a potential risk to the PRC economy and to our freight transportation.

Nevertheless, we believe the PRC railway industry will continue to grow in the coming years in light of the launch of certain government policies. There are expected to be stable investments in the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC and in July 2016, the NDRC, Ministry of Transport and the CRC jointly issued the Medium to Long Term Plan for Railway Network Development (the “Plan”), which sets out the railway network development plan for the period of 2016 to 2025. According to the Plan, by the year 2020, a series of landmark railway projects will be completed and put into operation, extending the length of railways in China to 150,000 kilometers, representing a 24.0% increase from 121,000 kilometers at the end of 2015. Length of high speed rails will increase to 30,000 kilometers, representing a 57.9% increase from 19,000 kilometers at the end of 2015. During the same period, the PRC government expects to invest more than RMB2.8 trillion in railway network development.

Looking into 2019, we believe China remains in a strategic opportunity phase for its development even though the rate of growth in China may not be maintained at historical levels. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to develop in a more scientific, orderly, sustained and stable manner in 2019, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and operating lease commitments as of December 31, 2018 for the periods indicated.

	Payment due by period (RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Capital Expenditure Obligation(1)	899,290	899,290	—	—	—
Operating Lease Obligations(2)	666,000	74,000	148,000	148,000	296,000
Total	1,565,290	973,290	148,000	148,000	296,000

(1)	See Note 38(a) to our audited consolidated financial statements, “Capital Commitments.”
(2)	See Note 38(b) to our audited consolidated financial statements, “Operating Lease Commitments.”

Based on the current progress of our new projects, we estimate that our capital expenditures for 2019 will amount to approximately RMB3.37 billion and will consist primarily of the following projects:

•	the reconstruction of automatic blocking and computer inter-locking equipment for the Guangzhou to Pingshi section of the Beijing-Guangzhou Railway line;

•	the improvements in system adaptability of the traction power supply system for the Pingshi to Guangzhou section of the Beijing-Guangzhou line;

•	the extension project of the Guangzhou North vehicle depot;

•	the reconstruction of the Guangzhou East to Xintang section of the Guangzhou-Shenzhen lines III and IV;

•	the remaining payments for the purchase of CRH6A EMUs; and

•	the renovation of the CTC system of Guangzhou-Shenzhen line and equipment of train control system for Guangzhou-Shenzhen lines I and II.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. Guo Ji’an and Chen Xiaomei were elected at our annual shareholders’ general meeting held on June 6, 2018 by cumulative voting, and our other directors were re-elected at our annual shareholders’ general meeting held on June 15, 2017 by cumulative voting. The business address of each of our directors is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China 518010.

The table below sets forth the information relating to our directors as of April 25, 2019:

Name	Age	Position	Date First Elected or Appointed
Wu Yong	55	Chairman of the Board of Directors	2014
Hu Lingling	55	Executive Director	2016
Guo Ji’an	46	Non-executive Director	2018
Yu Zhiming	60	Non-executive Director	2008

Name	Age	Position	Date First Elected or Appointed
Chen Xiaomei	46	Non-executive Director	2018
Luo Qing	54	Executive Director	2009
Chen Song	46	Independent Non-executive Director	2014
Jia Jianmin	61	Independent Non-executive Director	2014
Wang Yunting	60	Independent Non-executive Director	2014

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

Guo Ji’an is our non-executive director. Mr. Guo holds a bachelor’s degree and is a senior engineer. He had served successively as the vice director of the transportation department of GRGC, the general manager of Guangzhou Branch of China Railway Container Transportation Limited, the director of the transportation department of GRGC, the deputy chief engineer of GRGC, and the deputy in charge of the preparation team of Beijing-Shanghai Passenger Railway Line Company. Mr. Guo is currently the director and the deputy general manager of GRGC.

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

Chen Xiaomei is our non-executive director. Ms. Chen holds a bachelor’s degree and is an engineer. She had served successively as the director of passenger service technology in passenger service of GRGC, the assistant to director, the deputy director and the director of passenger service of GRGC.

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

Supervisors

The table below sets forth the information relating to our supervisors as of April 25, 2019:

Name	Age	Position	Date First Elected or Appointed
Liu Mengshu	55	Chairman of the supervisory committee.	2014
Shen Jiancong	50	Supervisor	2011
Chen Shaohong	52	Supervisor	2008
Li Zhiming	57	Supervisor	2005
Zhou Shangde	48	Supervisor	2015
Song Min	48	Supervisor	2014

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

Shen Jiancong is our Supervisor. Mr. Shen holds a bachelor’s degree and is an economist. Mr. Shen has worked as secretary of Chinese Youth League of the Guangzhou mechanical refrigerator car depot of Guangzhou Subbureau of Guangzhou Railway Bureau, deputy director and director of division of personnel of GRGC, deputy director of Division of Human Resources of GRGC, concurrently as deputy director of organization department of Party Committee of GRGC and secretary of CPC committee and vice stationmaster of Shenzhen Station of our Company, director of human resources division and director of organization department of party committee of GRGC. He is currently an employee director and the chairman of the trade union of GRGC.

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

Senior Management

The table below sets forth information relating to our senior management as of April 25, 2019:

Name	Age	Position	Date First Elected or Appointed
Hu Lingling	55	General Manager	2015
Gong Yuwen	52	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline Inspection and Working Commission	2018
Luo Jiancheng	46	Deputy General Manager	2016
Guo Xiangdong	53	Deputy General Manager and Company Secretary	2010 2004
Tang Xiangdong	50	Chief Accountant	2008

Note:	(1) See “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management – Directors” for information regarding Hu Lingling.
(2)	Guo Xiangdong was firstly appointed as our Deputy General Manager in 2010 and Company Secretary in 2004.

Gong Yuwen is the Deputy Secretary of the Party and Working Committee, and the Secretary of the Discipline Inspection and Working Commission of the Company. Mr. Gong holds a bachelor’s degree and is an economist. He had served successively as the deputy director and the director of department of human resources (party committee organization) leading personnel department of GRGC, the deputy director of the department of human resources of GRGC and the deputy director of the organization department of the party committee, the party deputy secretary and the deputy station master of the Guangzhou East station of the Company, the secretary of the party committee and the deputy station master.

Luo Jiancheng is the Deputy General Manager of our Company. Mr. Luo holds a bachelor’s degree and is a senior engineer. Mr. Luo served successively as the chief of the Investigation & Inspection Division of the General Office of GRGC, Shiweitang station master of GSRC, deputy chief of the Transportation Department of GRGC, the assistant of the general manager of the Company, the general manager of Guangzhou Tiecheng Industrial Company and the deputy general manager of GMSR. Since December 2016, he has been serving as our deputy general manager.

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

Guo Ji’an

Chairman of the Board of Directors of:

Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd.

Guangzhou-Zhuhai Railway Company Limited

Xiamen-Shenzhen Railway (Guangdong) Company Limited

Ganzhou-Shenzhen Railway (Guangdong) Company Limited

Deputy Chairman of the Board of:

Shenzhen Pingnan Railway Co., Ltd.

Director of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Company Limited

Yu Zhiming

Chairman of the Board of Directors of:

China Railway (Hong Kong) Holdings Limited

Chairman of the Supervisory Committee of:

Hainan Railway Company Limited

Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd.

MaoZhan Railway Company Limited

Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Ganzhou-Shenzhen Railway (Guangdong) Company Limited

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

Qian Zhang Chang Railway Company Limited

Ganshao Railway Company Limited

China Railway Container Transportation Company Limited

China Railway Special Goods Transportation Company Limited

Supervisor of:

Guangzhou–Zhuhai Railway Company Limited

China Railway Express Co., Ltd.

Name	Position

Chen Xiaomei	Director of: CYTS Tours Guangdong Railway Co., Ltd. Beijing Zhongtie Commemorate Ticket Co., Ltd.

Chen Song	Director and General Manager of: Chongqing Brewery Co., Ltd.

Jia Jianmin	Professor and Chairman of the Department of Marketing of Faculty of Business Administration and Changjiang Scholar Professor of the Ministry of Education of: The Chinese University of Hong Kong

Wang Yunting	Chairman of the Board of Directors of: Shaanxi Fortune Investment Limited

Liu Mengshu	Chairman of Supervisory Committee of: Guangmeishan Railway Company Limited Guangdong Sanmao Railway Co., Ltd. Guangdong Sanmao Railway Company Limited

Chen Shaohong

Chairman of Supervisory Committee of:

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Co., Ltd.

Guangdong Yangcheng Railway Enterprise Co., Ltd.

Director of:

Guangmeishan Railway Company Limited

Hainan Railway Co., Ltd.

Qian Zhang Chang Railway Company Limited

Xiamen-Shenzhen Railway (Guangdong) Company Limited

Jingyue Railway Company Limited

Guangdong Shenmao Railway Company Limited

Guangdong Meishan Passenger Railway Line Company Limited

Ganzhou-Shenzhen Railway (Guangdong) Company Limited

Supervisor of:

Guangdong Sanmao Railway Company Limited

Hunan Inter-city Railway Company Limited

Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.

Ganzhou-Shaoguan Railway Company Limited

China Railway Express Co., Ltd.

Guangzhou Electric Locomotive Co., Ltd.

Name	Position

Li Zhiming

Chairman of the Supervisory Committee of:

Guangzhou Tiecheng Enterprise Company Limited

Guangdong Shenmao Railway Company Limited

Guangdong Meishan Passenger Railway Line Company Limited

CYTS Tours Guangdong Railway Co., Ltd.

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

Ganzhou-Shenzhen Railway (Guangdong) Company Limited

Luo Jiancheng	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company

Tang Xiangdong	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company

Note:

Chongqing Brewery Co., Ltd is a listed A share company of China. The Chinese University of Hong Kong is a university located in Hong Kong. Shaanxi Fortune Investment Limited is a company located in Xi’an, Shaanxi Province, China Railway Special Goods Transportation Company Limited, China Railway Express Co., Ltd., Guiyang-Guangzhou Railway Company Limited, and Nanning-Guangzhou Railway Company Limited are subsidiaries of CRC. Guangzhou Tiecheng Industrial Company and Shenzhen Guangshen Railway Civil Engineering Company are our joint venture partners. Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., Guangdong Shenmao Railway Company Limited, Jingyue Railway Company Limited, Guangdong Meishan Passenger Railway Line Company Limited, MaoZhan Railway Company Limited and Guangzhou Nanshagang Railway Company Limited are joint venture partners of GRGC. The remaining companies in the table above are subsidiaries of GRGC.

Family Relationships

There are no family relationships among our directors or executive officers.

B.	Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2018 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees. The amount of compensation to each director, supervisor and senior management for the year ended December 31, 2018 is listed as follows:

Name	Position	Total remuneration received from the Company (before tax) during the reporting period (RMB thousand)
Wu Yong	Chairman of the Board of Directors	—
Hu Lingling	Executive Director and General Manager	471
Guo Ji’an	Non-executive Director	—
Sun Jing*	Non-executive Director	—
Yu Zhiming	Non-executive Director	—
Chen Xiaomei	Non-executive Director	—
Chen Jianping*	Non-executive Director	—
Luo Qing	Executive Director	379
Chen Song	Independent Non-executive Director	112
Jia Jianmin	Independent Non-executive Director	142
Wang Yunting	Independent Non-executive Director	112
Liu Mengshu	Chairman of the Supervisory Committee	—
Chen Shaohong	Supervisor	—
Shen Jiancong	Supervisor	—
Li Zhiming	Supervisor	—
Zhou Shangde	Supervisor Representing Employees	381
Song Min	Supervisor Representing Employees	321
Gong Yuwen	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline Inspection and Working Commission	291
Luo Jiancheng	Deputy General Manager	377
Guo Xiangdong	Deputy General Manager, Secretary of the Board	381
Tang Xiangdong	Chief Accountant	379

Total:		3,346

Note:

(1) During the reporting period, except as disclosed above, none of the directors, supervisors, or senior management of the Company has held or dealt in shares of the Company, or has held options to buy Company shares or has been granted any shares with selling restrictions.

(2)	* means that the person resigned during the reporting period.

The aggregate amount of cash remuneration paid by our Company in 2018 to all individuals who are our directors, supervisors and senior management members was approximately RMB3.35 million, of which approximately RMB22.98 million was paid to our non-independent directors and supervisors and approximately RMB0.37 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2018 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB0.30 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2018, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2018 or as of December 31, 2018 to which we or any of our subsidiaries was a party.

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

Board of Directors

In accordance with our currently effective Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and generally serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination. Our board of directors held five meetings during the year ended December 31, 2018.

In December 2018, the Company established its Board Diversity Policy. Under such policy, the Board shall discuss and adopt measurable objectives for achieving Board member diversity each year. When selecting candidates, the Board shall consider a wide range of factors regarding diversity, including but not limited to gender, cultural and educational background, regional, industry and professional experiences, acquired knowledge and length of service, during which the Company shall also incorporate its and specific requirements to reach a final decision, having due regard to the candidates’ qualification level according to objective criteria and also the benefits of diversity on the Board.

The Board will monitor the implementation of such policy, as well as the progress of those measurable objectives in relation to the diversity and whether these objectives have been achieved. Meanwhile, it will evaluate the policy in a timely manner in order to ensure the effectiveness of the policy. The Board will discuss and adopt any necessary amendments.

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors generally serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Liu Mengshu, Shen Jiancong, Chen Shaohong, Li Zhiming, Zhou Shangde and Song Min. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 6, 2018. Zhou Shangde and Song Min were elected as the Supervisors of our Company as employee representatives at the employees’ congress held in 2017. The term of the supervisors is three years. Our supervisory committee held four meetings during the year ended December 31, 2018, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2018. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

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

Audit Committee

We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are Chen Song (Chairman), Jia Jianmin and Wang Yunting. Mr. Chen, Mr. Jia and Mr. Wang are “independent directors” of our Company as defined in Section 303A.02 of the NYSE Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. Our audit committee held seven meetings during the year ended December 31, 2018. The duties of the audit committee include:

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

As of December 31, 2016, 2017 and 2018, we had approximately 44,609, 43,767, and 42,738 employees, respectively. The decrease in the number of our employees in 2018 was primarily due to a decrease in personnel after ordinary course retirement. The following chart sets forth the number of our employees by function as of December 31, 2018:

Function	Employees
Passenger and freight transportation and transit operation personnel(1) (2) (3)	19,406
Engineering personnel(4)	5,587
Driving personnel(5)	4,070
Public works personnel(6)	3,788
Electricity personnel(7)	1,901
Electricity and water supplies personnel(8)	2,115
Building construction personnel(9)	1,244
Various operations and other employees of subsidiaries(10)	123
Technical and administrative personnel(11)	4,504

Total	42,738

(1)	Passenger transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Freight transportation personnel mean those people responsible for organization of freight transportation.
(3)	Transit operation personnel mean those people responsible for providing station boarding services.
(4)	Engineering personnel mean those people responsible for locomotive operation and overhaul.
(5)	Driving personnel mean those people responsible for vehicle operation and overhaul.
(6)	Public works personnel mean those people responsible for station track and railroad switch maintenance.
(7)	Electricity personnel mean those people responsible for signal equipment maintenance.
(8)	Electricity and water supplies personnel mean those people responsible for catenary operation and overhaul as well as power and water consumption maintenance.
(9)	Building construction personnel mean those people responsible for construction, apartments and dining halls.
(10)	Various operations and other employees of subsidiaries mean all personnel involved in diversified businesses.
(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2018, we paid approximately RMB7,446.4 million in aggregate salaries and benefits to our employees.

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

Details of our statutory welfare fund and retirement benefits are set out in Notes 25 and 30 to our audited consolidated financial statements included elsewhere in this annual report.

E.	Share Ownership

As of April 25, 2019, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

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

Shareholding Structure of our Company

As of March 31, 2019, we had 328 record holders holding our H shares (including ADSs) and 227,496 record holders holding our A shares according to records we obtained from Computershare Hong Kong Investor Services Limited and CSDC, respectively. As of December 31, 2018 and April 18, 2019, there were 2,083,215 ADSs and 2,194,815 ADSs outstanding held by 133 and 133 registered holders, respectively. Set out below is the current shareholding structure of our Company as of the date hereof:

Name of Shareholders	Type of Shares	Number of Shares Held	Shareholder Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
Guangzhou Railway (Group) Company	A shares	2,629,451,300	37.1
Other Public Shareholders of A shares	A shares	3,022,785,700	42.7

Total		7,083,537,000	100.0

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of April 18, 2019, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital
Ordinary Shares (A shares)	GRGC	2,629,451,300	46.5	37.1

The following table sets forth all persons who were known by us to beneficially own 5% or more of our issued and outstanding H shares as of April 18, 2019.

Identity of Person or Group	Shares Owned		Percentage of H Shares	Percentage of Total Capital
BlackRock, Inc.	161,446,040	(L)	11.28%	2.28%
Pandanus Associates Inc.	143,718,000	(L)	10.04%	2.03%
BlackRock Global Funds	114,237,000	(L)	7.98%	1.61%
FIDELITY FUNDS	112,580,000	(L)	7.87%	1.59%
Kopernik Global Investors LLC	108,763,554	(L)	7.60%	1.54%

Note: (L) – Long Position

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

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2018. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure”.

Name of related parties	Relationship with Us
Single largest shareholder and its subsidiaries

Guangzhou Railway Group	Single largest shareholder

Guangdong Yangcheng Railway Enterprise Co., Ltd.	Subsidiary of the single largest shareholder

GRCL	Subsidiary of the single largest shareholder

Shenzhen Guangzhou Railway Group Guangshen Railway Industry Development General Company	Subsidiary of the single largest shareholder

Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder

Construction Engineering Company, Yangcheng Railway Industry Development Corporation	Subsidiary of the single largest shareholder

Guangzhou Railway Station Service Center	Subsidiary of the single largest shareholder

Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder

Name of related parties	Relationship with Us

Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder

Guangzhou Railway Rolling Stock Company Limited	Subsidiary of the single largest shareholder

Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder

Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder

Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder

Ganshao Railway Company Limited	Subsidiary of the single largest shareholder

Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder

Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder

Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder

Hainan Railway Company Limited	Subsidiary of the single largest shareholder

Guangdong Sanmao Railway Capital Construction Company	Subsidiary of the single largest shareholder

Associates of the Group

Tiecheng	Associate of the Group

Shentu	Associate of the Group

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

The prices at which these mutual goods and services are provided under the current Framework Agreement are determined according to the following priority:

(a)    the prices as determined by the PRC government;

(b)

if the prices are not specified by the PRC government, the prices will be determined in accordance with the pricing standards and rules of national railways within the guidance prices set by Chinese government;

(c)

if the prices are not specified by the PRC government and the PRC government has not set applicable guidance prices, the prices shall be determined in accordance with the applicable industry price settlement rules;

(d)

except for applying the prices specified by the PRC government, the guidance prices set by the PRC government and the industry settlement rules, if there are comparable market prices or pricing standards, priority shall be given to such market prices or pricing standards as reference points to determine the prices upon negotiation;

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

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(RMB thousands)
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to GRGC and its subsidiaries(i)	1,425,538	1,505,348	1,861,543
Revenue collected by the CRC for railway network usage and related services provided to GRGC and its subsidiaries(ii)	1,400,876	1,428,752	1,357,512
Revenue from railway operation service provided to GRGC’s subsidiaries(iii)	579,253	660,847	736,492

	3,405,667	3,594,947	3,955,547
Other Businesses
Sales of materials and supplies to GRGC and its subsidiaries(iv)	29,449	23,386	39,383
Services received and purchases made
Railroad and Related Business
Provision of train transportation services by GRGC and its subsidiaries(i)	989,778	1,048,524	872,234
Cost settled by the CRC for railway network usage and related services provided by GRGC and its subsidiaries(ii)	1,628,336	1,720,849	1,898,623
Operating lease rental paid to GRGC for the leasing of land use rights	55,090	57,358	58,490

	2,673,204	2,826,731	2,829,347

Other Businesses
Social services (employee housing and public security services and other ancillary services) provided by GEDC(iii)	11,297	—	—
Provision of repair and maintenance services by GRGC and its subsidiaries(iv)	306,988	298,040	451,976
Purchase of materials and supplies from GRGC and its subsidiaries(iv)	469,273	455,716	555,048
Provision of construction services by GRGC and its subsidiaries(v)	347,409	272,390	180,147
	1,134,967	1,026,146	1,187,171

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual cost incurred.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contract parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual cost incurred.
(v)	Based on construction amount determined under national railway engineering guidelines.

We had the following material balances with our related parties as of the dates indicated:

	As of December 31,
	2017	2018
	(RMB thousands)
Trade receivables	1,435,421	1,934,435
- GRGC(i)	132,830	586,049
- Subsidiaries of GRGC(i)	1,302,591	1,348,386
Prepayments and other receivables	44,329	33,957
- GRGC	3,277	231
- Subsidiaries of GRGC	41,052	33,726
Prepayments for fixed assets and construction-in-progress	4,352	2,489
- GRGC	—	2,160
- Subsidiaries of GRGC(ii)	4,352	329
Trade payables	681,587	597,050
- GRGC(i)	61,899	95,048
- Subsidiaries of GRGC(ii)	619,509	500,385
- Associates	179	1,617
Payables for fixed assets and construction-in-progress	342,519	388,482
- GRGC	53,821	42,604
- Subsidiaries of GRGC	220,377	211,486
- Associates	68,321	134,392
Accruals and other payables	439,509	454,670
- GRGC	7,390	9,212
- Subsidiaries of GRGC(iii)	430,041	443,391
- Associates(iv)	2,078	2,067

(i)

The trade balances due from/to GRGC, subsidiaries of GRGC mainly represent service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

(ii)

The trade balances due to subsidiaries of GRGC mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of GRGC mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv)	The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

On August 22, 2018, we entered into the Entrustment Agreement with Guangzhou Railway Real Estate Construction Engineering Co., Ltd (“GRRE”), a wholly owned subsidiary of the GRGC, pursuant to which GRRE agreed to provide us with certain services in relation to the development of certain land for a total service fee of no more than RMB 50 million.

As of December 31, 2018, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2018. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2018 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

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

We work in cooperation with the CRC and other railway companies owned and controlled by the CRC for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the CRC according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the CRC and settled by the CRC based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues, which were previously executed by MOR, have been transferred to the CRC. As of December 31, 2018, the cooperation mode and pricing model had not been subject to any material changes.

The chart below sets forth the material transactions our Company undertook with the CRC and its subsidiaries during the last three fiscal years. Unless otherwise specified, the transactions disclosed below have excluded the transactions with GRGC and its subsidiaries:

	Year Ended December 31,
	2016	2017	2018
	(RMB thousands)
Provision of services and sales of goods
Railroad and Related Business
Provision of train transportation services to CRC Group(i)	29,794	81,396	63,364
Revenue collected by the CRC for services provided to the CRC Group(ii)	1,777,640	1,877,719	2,527,897
Revenue from railway operation service provided to the CRC Group (iii)	1,628,143	1,800,692	2,012,880

	3,425,577	3,759,807	4,604,141

Other Businesses
Provision of repairing services for cargo trucks to the CRC Group(ii)	323,993	333,917	337,432
Sales of materials and supplies to the CRC Group(iv)	7,073	7,185	9,099
Provision of apartment leasing services to the CRC Group(iv)	641	722	617

	331,707	341,824	347,148
Services received and purchases made
Railroad and Related Business
Provision of train transportation services by the CRC Group(i)	292,754	306,208	283,490
Cost settled by the CRC for services provided by the CRC Group(ii)	1,376,047	1,395,591	2,161,146

	1,668,801	1,701,799	2,444,636

Other Businesses
Provision of repair and maintenance services by the CRC Group(iv)	42,954	31,089	9,440
Purchase of materials and supplies from the CRC Group(iv)	15,220	19,258	27,743
Provision of construction services by the CRC Group(v)	4,385	—	1,417

	62,559	50,347	38,600

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

The chart below sets forth the revenue collected and settled through the CRC for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(RMB thousands)
Passenger transportation	6,960,491	7,295,985	7,532,999
Freight transportation	1,105,061	1,266,122	1,849,360
Other transportation related services	86,883	112,267	78,935

	8,152,435	8,674,374	9,461,294

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

We had the following material balances maintained with the CRC Group as of December 31, 2017 and December 31, 2018:

	As of December 31,
	2017	2018
	(RMB thousands)
Due from the CRC Group
Trade receivables	1,372,631	1,015,057
Other receivables	1,207	1,149
Due to the CRC Group
Trade payables	62,620	32,688
Other payables	6,413	35,851

C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-94 following ITEM 19.

A.7	Legal Proceedings

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

On March 27, 2019, our Board of Directors proposed a final dividend distribution of RMB0.06 per share to our shareholders for the year ended December 31, 2018. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders to be held on June 13, 2019.

B.	Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Price Range of our H shares and ADSs

Our H shares are listed on the HKSE under the stock code “00525” and the ADSs, each representing 50 H shares, are listed on the NYSE under the stock code “GSH.”

In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange under the stock code “601333” since December 22, 2006.

During the year ended December 31, 2018, we did not purchase, sell or redeem any of our H shares.

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

The total number of shares of our Company after the A Share Offering is 7,083,537,000. As of December 31, 2018, our issued share capital consisted of:

	Number of Shares	Percentage of shares (%)
Type of share capital
Domestic tradable shares without restriction on sales (A shares)	5,652,237,000	79.8
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.0

Public Float

As of April 25, 2019, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

Pre-Emptive Rights

There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

B.	Memorandum and Articles of Association

Our shareholders previously adopted the amended and restated Articles of Association at an annual shareholders’ general meeting held on June 25, 2009, which was filed as an exhibit to our annual report on Form 20-F with the SEC on June 22, 2010. On September 27, 2012 and May 28, 2015, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2016. On May 26, 2016, our shareholders passed resolutions to make additional amendments concerning the scope of the business of the Company set forth in Article 13 of the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2017. On June 15, 2017, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 26, 2018.

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

Significant Differences between H shares and A shares

Holders of H shares and A shares (also referred to as domestic shares), with minor exceptions, are entitled to the same economic and voting rights. However, our Articles of Association provide that holders of H shares will receive dividends in Hong Kong dollars while holders of A shares will receive dividends in RMB. Other differences between the rights of holders of H shares and A shares relate primarily to transferability. H shares must be subscribed for, transferred and traded in a foreign currency, and are freely transferable in accordance with our Articles of Association. A shares must be subscribed for and traded in RMB. Transfers of A shares are subject to restrictions set forth under PRC rules and regulations, which are not applicable to H shares. Transfers of A shares owned by our directors or employees are also subject to restrictions under PRC rules and regulations. A shares and H shares are also distinguished by differences in administration and procedure, including provisions relating to notices and financial reports to be sent to shareholders, dispute resolution, registration of shares on different parts of the register of shareholders, the method of share transfer and appointment of dividend receiving agents.

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

The shares repurchased by our Company under item (3) may not exceed 5% of the total of our Company’s issued shares. Such repurchase shall be financed by our Company’s profit after tax. The shares so repurchased shall be transferred to the employees within one year.

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

On April 19, 2018, we entered into a resumption compensation agreement (the “Resumption Compensation Agreement”) in relation to the land use rights of Guangzhou East Shipai Old Goods Yard with Guangzhou Land Development Center (“GLDC”) (as purchaser) and other vendors. Pursuant to the Resumption Compensation Agreement, GLDC agreed to resume the land use rights over the relevant land with an initial total compensation of RMB6 billion (subject to adjustments), of which the initial compensation amount payable to us will be RMB1,304.7 million (subject to adjustments). The resumption of land use rights over Guangzhou East Shipai Old Goods Yard and the Resumption Compensation Agreement were approved by stockholders in our 2017 annual general meeting held on June 6, 2018.

Other than the Entrustment Agreement and the Resumption Compensation Agreement, all other material contracts we entered into during the fiscal years of 2017 and 2018 were made in the ordinary course of business.

D.	Exchange Controls

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The exchange rate of RMB against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the changes in China’s and international political and economic conditions. The PRC government has been gradually promoting the reform of its exchange rate regime and enhance the flexibility of the RMB exchange rate. On August 11, 2015, the PBOC decided to further improve the mechanism of the RMB’s central parity rate against the U.S. dollar. Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2018, we had a foreign exchange gain of approximately RMB1.0 million mainly due to the appreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB2.9 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2018, we maintained the equivalent of approximately RMB78.1 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3.1(a)(i) to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

After the latest amendment to the Individual Income Tax Law on June 30, 2011 and its implementation rules on February 18, 2008, the State Administration of Taxation has not stated whether it will continue to exempt from individual income tax income derived by individuals from the transfer of listed shares. However, on December 31, 2009, the Ministry of Finance, State Administration of Taxation and CSRC jointly issued the Circular on Related Issues on Collection of Individual Income Tax over the Income Received by Individuals from Transfer of Listed Shares Subject to Sales Limitation (Cai Shui [2009] No. 167), which states that individuals’ income from transferring listed shares on certain domestic exchanges shall continue to be exempted from the individual income tax, except for shares of certain specified companies under certain situations which are subject to sales limitations (as defined in such Circular and its supplementary notice issued on November 10, 2010). Meanwhile, according to Notice on the Continuation of the Individual Income Tax Policy of the Trading Connectivity Mechanism in the Shanghai and Hong Kong Markets (Cai Shui [2017] No. 78), PRC individual investors’ gains from transferring stock of a company listed on the HKSE through the Shanghai-Hong Kong Stock Connect temporarily were exempted from PRC individual income tax from November 17, 2014 to December 4, 2019. Moreover, the gains received by individual investors from Hong Kong from transferring A shares listed on the Shanghai Stock Exchange also were temporarily exempted from income tax.

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

•

U.S. holders that own (either actually, or constructively, as determined pursuant to the Code) 10% or more of the combined voting power of all classes of our stock entitled to vote, or 10% or more of the total value of all classes of our stock;

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

You are a “U.S. holder” if you are a beneficial owner of H shares or ADSs and are:

•	a citizen or resident (as determined pursuant to the special rules of the Code) of the United States for U.S. federal income tax purposes;

•	an entity which is treated as a corporation for U.S. federal tax purposes and which has been created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	an arrangement which is treated for U.S. federal tax purposes as a trust:

•	subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

•	that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If an entity which is treated for U.S. federal tax purposes as a partnership holds the H shares or ADSs, the tax treatment of a holder of equity ownership interests in such entity generally will depend on the status of such holder and the activities of the entity. If you are a holder of equity ownership interests in an entity which is treated for U.S. federal tax purposes as a partnership which holds the H shares or ADSs, we urge you to consult your tax advisors regarding the consequences of the purchase, ownership and disposition of the H shares or ADSs.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2018 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Hong Kong Taxation

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership and disposition of H shares or ADSs held by you. This discussion does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under the tax laws of Hong Kong. This discussion is based on the tax laws of Hong Kong as in effect on the date of this annual report, which are subject to change (or changes in interpretation), possibly with retroactive effect. This discussion does not address any aspects of Hong Kong taxation other than income taxation, capital taxation, stamp taxation and estate taxation. Prospective investors are urged to consult their tax advisers regarding Hong Kong and other tax consequences of owning and disposing of H shares.

Dividends

Under current practice, no tax will be payable by you in Hong Kong in respect of dividends paid by us.

Taxation of Capital Gains

No capital gain tax is generally imposed in Hong Kong in respect of capital gains from the sale of shares (such as the H shares). However, if trading gains from the sale of property by persons as part of profit making are regarded as carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, such trading gains will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a rate of 15% on unincorporated businesses, unless such gains are chargeable under the respective half-rates of 8.25% and 7.5% that may apply for the first HK$2 million of assessable profits for years of assessment beginning on or after April 1, 2018. Certain categories of taxpayers are likely to be regarded as deriving trading gains rather than capital gains (for example, financial institutions, insurance companies and securities dealers) unless these taxpayers can prove that the investment securities are held for long-term investment. Gains from sales of the H shares affected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

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

Hong Kong Estate Duty

Prior to February 11, 2006, estate duty was levied on the value of property situated in Hong Kong passing or deemed passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. HK estate duty is not applicable with respect to estates of persons who passed away on or after February 11, 2006.

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

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2017 and 2018.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2017 and 2018 are set forth below.

	As of December 31,
Monetary assets and liabilities	Currency Denomination	2017	2018
	(RMB thousands)
Cash and cash equivalents	USD	146	54
Cash and cash equivalents	HKD	32,650	77,608
Other receivables	HKD	67	416
Other payables	HKD	—	—

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We had a foreign exchange gain of RMB1.0 million for the year ended December 31, 2018. As of December 31, 2018, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB78.1 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB2.9 million in these balances.

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

Interest Rate Risks

As of December 31, 2018, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Other than deposits held in banks, the Group does not have significant interest-bearing assets.

Credit Risks

The carrying amount of cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposits, and the undiscounted contractual cash flow of long-term receivables represent our maximum exposure to credit risk in relation to financial assets.

Cash and short-term liquid investments are placed with reputable banks. No significant credit risk is expected.

The majority of our accounts receivable balance relate to the rendering of services or sales of products to third party customers. Our other receivable balances mainly arise from services other than the main railway transportation services. We perform ongoing credit evaluations of our customers/debtors’ financial condition and generally do not require collateral from the customers/debtors’ account on the outstanding balances. Based on the expected reliability and the timing for collection of the outstanding balances, we maintain a provision for doubtful accounts and actual losses incurred have been within management’s expectation. For more information of our credit risks, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2018, at present and in our normal course of business, we are not subject to any other material market-related risks.

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

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse and waive certain fees and expenses incurred by us in connection with our ADR program.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2018:

Category of Expenses	Amount (US$)
Broker reimbursements	92,857
Miscellaneous	1,778

Total	94,635

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2018. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2018 under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chen Song is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting, the current members of the Audit Committee, is an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual.

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

Resolutions to appoint PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, or PwC, as our auditor for 2018 have been approved at the annual general meeting of our shareholders held on June 6, 2018.

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2017 and 2018.

	2017	2018
	(RMB millions)
Audit Fees	8.40	8.40
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.95	0.75

Total	9.35	9.15

Notes:

1.	Traveling expenses and certain tax surcharge fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2018, there did not exist any amount that became payable but remained outstanding.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountant, PwC, must be approved by our audit committee.

During the year ended December 31, 2018, services relating to all non-audit related fees provided to us by PwC were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2018, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

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

•

instead of having formal corporate governance guidelines similar to those required for U.S. domestic companies, we have, in accordance with applicable PRC laws and regulations and the HKSE Listing Rules, adopted the Articles of Association, the General Meeting System, the Working Ordinance for the Board of Directors, the Board Diversity Policy, the Working Ordinance for the supervisory committee, the Working Ordinance for the General Manager, the Capital Management Measures, the Investment Management Measures, the Code of Ethics for Senior Officers and the Audit Committee Charter that contain provisions addressing (i) director diversity, qualification standards and responsibilities; (ii) key board committee responsibilities; (iii) director access to management and, as necessary and appropriate, independent advisors; (iv) director compensation; (v) management succession and (vi) director orientation and continuing education;

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-94 following ITEM 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-94 following this item.

(b)	Index of Exhibits.

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1(1)	Amended and Restated Articles of Association

2.1(2)	Form of Amended and Restated Deposit Agreement

2.2(2)	Form of American Depositary Receipt

4.1(3)	English Translation of the Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and Guangzhou Railway (Group) Company

4.2(4)	English Translation of the Comprehensive Services Framework Agreement, dated November 1, 2016, between Guangshen Railway Company Limited and China Railway Corporation

4.3(1)	English Translation of the Resumption Compensation Agreement, dated April 19, 2018, between Guangshen Railway Company Limited, Guangzhou Land Development Center, and other vendors

4.4	English Translation of the Entrustment Agreement, dated August 22, 2018, between Guangshen Railway Company Limited and Guangzhou Railway Real Estate Construction Engineering Co., Ltd

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2018

11.1(5)	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension

(1)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 26, 2018.
(2)	Incorporated by reference from the Registrant’s Form F-6 filed with the SEC on May 12, 2015.
(3)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
(4)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 26, 2017.
(5)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 25, 2019	By:	/s/ Wu Yong
Wu Yong
Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2,3

Consolidated Balance Sheets as at December 31, 2017 and 2018	F-4

Consolidated Comprehensive Income Statements for the years ended December 31, 2016, 2017 and 2018	F-5,6

Consolidated Cash Flow Statements for the years ended December 31, 2016, 2017 and 2018	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2017 and 2018	F-8,9,10

Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Guangshen Railway Company Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated comprehensive income statements, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 25, 2019

We have served as the Company’s auditor since 2016.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2017 AND 2018

(Amounts in thousands)

		December 31
	Note	2017	2018	2018
		RMB	RMB	US$*
ASSETS
Non-current assets
Fixed assets - net	6	23,617,138	24,184,248	3,517,453
Construction-in-progress	7	1,430,671	1,828,372	265,926
Prepayments for fixed assets and construction-in-progress		54,368	51,955	7,557
Leasehold land payments	8	1,980,278	1,924,496	279,906
Goodwill	9	281,255	281,255	40,907
Investments in associates	11	174,548	181,725	26,431
Deferred tax assets	12	37,005	197,295	28,695
Long-term prepaid expenses	13	33,401	46,614	6,780
Financial assets at fair value through other comprehensive income	15	—	321,246	46,723
Available-for-sale investments	15	296,414	—	—
Long-term receivable	16	31,274	28,354	4,124

		27,936,352	29,045,560	4,224,502

Current assets
Assets classified as held for sale	17	2,183	2,183	318
Materials and supplies	18	330,727	296,217	43,083
Trade receivables	19	4,142,210	3,861,617	561,649
Prepayments and other receivables	20	314,251	348,907	50,747
Short-term deposits	21	108,000	109,000	15,853
Cash and cash equivalents	21	1,160,515	1,738,753	252,891

		6,057,886	6,356,677	924,541

Total assets		33,994,238	35,402,237	5,149,043

EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	22	7,083,537	7,083,537	1,030,258
Share premium		11,562,738	11,562,657	1,681,719
Other reserves	23	3,109,516	3,188,161	463,699
Retained earnings		6,928,886	7,017,944	1,020,718

		28,684,677	28,852,299	4,196,394

Non-controlling interests		(27,596)	(35,970)	(5,232)

Total equity		28,657,081	28,816,329	4,191,162

Liabilities
Non-current liabilities
Deferred tax liabilities	12	66,391	63,898	9,294
Deferred income	24	105,791	99,765	14,510

		172,182	163,663	23,804

Current liabilities
Trade payables	26	1,325,077	1,440,834	209,561
Contract liabilities	27	—	203,631	29,617
Payables for fixed assets and construction-in-progress		2,214,547	2,441,647	355,123
Dividends payable		12,893	12,894	1,875
Income tax payable		149,227	246,441	35,843
Accruals and other payables	28	1,463,231	2,076,798	302,058

		5,164,975	6,422,245	934,077

Total liabilities		5,337,157	6,585,908	957,881

Total equity and liabilities		33,994,238	35,402,237	5,149,043

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.8755, the certified exchange rates for December 31, 2018 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2018 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$*
Revenue from Railroad and Related Business
Passenger		7,358,851	7,757,077	8,108,384	1,179,316
Freight		1,718,260	1,893,594	1,849,360	268,978
Railway network usage and other transportation related services		7,093,198	7,644,230	8,865,635	1,289,453

		16,170,309	17,294,901	18,823,379	2,737,747
Revenue from other businesses		1,110,195	1,036,521	1,004,639	146,119

Total revenue		17,280,504	18,331,422	19,828,018	2,883,866

Operating expenses
Railroad business
Business tax and surcharge		(38,723)	(21,658)	(16,242)	(2,362)
Employee benefits	30	(5,654,869)	(6,300,223)	(6,912,390)	(1,005,365)
Equipment leases and services		(4,193,555)	(4,372,330)	(5,370,634)	(781,126)
Land use right leases	38(b)	(55,090)	(57,358)	(58,490)	(8,507)
Materials and supplies		(1,336,614)	(1,314,002)	(1,342,344)	(195,236)
Repair and facilities maintenance costs, excluding materials and supplies		(612,484)	(879,597)	(917,898)	(133,503)
Depreciation of fixed assets	6	(1,488,324)	(1,632,926)	(1,581,685)	(230,047)
Cargo logistics and outsourcing service charges		(206,195)	(246,563)	(171,390)	(24,928)
Amortisation of leasehold land payments	8	(27,338)	(34,348)	(44,450)	(6,465)
Social services expenses		(11,297)	—	—	—
Utility and office expenses		(55,718)	(60,360)	(98,820)	(14,373)
Others		(881,586)	(930,691)	(1,095,845)	(159,384)

		(14,561,793)	(15,850,056)	(17,610,188)	(2,561,296)

Other businesses
Employee benefits	30	(564,478)	(541,997)	(534,025)	(77,671)
Materials and supplies		(360,552)	(313,990)	(315,983)	(45,958)
Depreciation of fixed assets	6	(30,646)	(29,534)	(28,058)	(4,081)
Amortisation of leasehold land payments	8	(11,332)	(11,332)	(11,332)	(1,648)
Utility and office expenses		(23,051)	(34,488)	(53,759)	(7,819)
Others		(86,147)	(151,190)	(104,868)	(15,252)

		(1,076,206)	(1,082,531)	(1,048,025)	(152,429)

Total operating expenses		(15,637,999)	(16,932,587)	(18,658,213)	(2,713,725)
Reversal of impairment losses on financial assets, net		—	—	1,061	154
Other losses - net	31	(108,270)	(48,477)	(108,613)	(15,797)

Operating profit		1,534,235	1,350,358	1,062,253	154,498
Finance(costs)/income-net	32	2,551	(10,170)	(630)	(92)
Share of results of associates, net of tax	11	7,223	6,944	7,177	1,044

Profit before income tax		1,544,009	1,347,132	1,068,800	155,450
Income tax expense	33	(390,309)	(335,364)	(289,766)	(42,145)

Profit for the year		1,153,700	1,011,768	779,034	113,305

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2016		2017		2018		2018
		RMB		RMB		RMB		US$*
Profit for the year			1,153,700		1,011,768		779,034		113,305

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair values of available-for-sale financial assets	23		—		242,588		—		—
Deferred tax liabilities for the changes in the fair values of available-for-sale financial assets	23		—		(60,647)		—		—

Total comprehensive income for the year, net of tax			1,153,700		1,193,709		779,034		113,305

Profit attributable to:
Equity holders of the Company			1,158,253		1,015,361		784,059		114,037
Non-controlling interests			(4,553)		(3,593)		(5,025)		(732)

			1,153,700		1,011,768		779,034		113,305

Total comprehensive income attributable to:
Equity holders of the Company			1,158,253		1,197,302		784,059		114,037
Non-controlling interests			(4,553)		(3,593)		(5,025)		(732)

			1,153,700		1,193,709		779,034		113,305

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	34	RMB	0.16	RMB	0.14	RMB	0.11	US$	0.02

Earnings per equivalent ADS
- Basic and diluted	34	RMB	8.18	RMB	7.17	RMB	5.53	US$	0.80

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.8755, the certified exchange rates for December 31, 2018 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2018 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands)

		Year ended December 31
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	36(a)	2,212,863	2,962,704	3,600,022	523,601
Income tax paid		(571,625)	(327,865)	(338,620)	(49,250)

Net cash generated from operating activities		1,641,238	2,634,839	3,261,402	474,351

Cash flows from investing activities:
Payments for acquisition of fixed assets, construction-in-progress and prepayment for fixed assets, net of related payables		(1,973,897)	(2,273,426)	(2,683,053)	(390,234)
Proceeds from disposal of fixed assets	36(b)	17,950	527	392	57
Advances received from disposal of assets classified as held for sale		—	—	587,123	85,393
Government grants received		6,082	—	—	—
Interest received		1,949	1,779	1,765	257
Payment of investment		—	—	(24,832)	(3,612)
Decrease in short-term deposits with maturities more than three months, net		(2,000)	—	(1,000)	(145)
Dividends received		14,214	6,473	6,473	941

Net cash used in investing activities		(1,935,702)	(2,264,647)	(2,113,132)	(307,343)

Cash flows from financing activities:
Transactions with non-controlling interests		—	—	(3,349)	(487)
Dividends paid to the Company’s shareholders		(566,683)	(569,333)	(566,683)	(82,421)

Net cash used in financing activities		(566,683)	(569,333)	(570,032)	(82,908)

Net increase/(decrease) in cash and cash equivalents		(861,147)	(199,141)	578,238	84,100

Cash and cash equivalents, at beginning of year		2,220,803	1,359,656	1,160,515	168,791

Cash and cash equivalents, at end of year	21	1,359,656	1,160,515	1,738,753	252,891

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.8755, the certified exchange rates for December 31, 2018 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2018 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 22)	Share premium RMB	Statutory surplus reserve RMB (Note 23)	Discretionary surplus reserve RMB (Note 23)	Other reserve RMB (Note 23)	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance at January 1, 2016	7,083,537	11,562,738	2,404,484	304,059	—	6,107,670	27,462,488	(18,226)	27,444,262
Total comprehensive income	—	—	—	—	—	1,158,253	1,158,253	(4,553)	1,153,700
Profit for the year	—	—	—	—	—	1,158,253	1,158,253	(4,553)	1,153,700
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve-Safety Production Fund (Note 23)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	204,792	(204,792)	—	—	—
Utilisation	—	—	—	—	(204,792)	204,792	—	—	—
Appropriations from retained earnings (Note 23)	—	—	117,050	—	—	(117,050)	—	—	—
Transaction with owners:	—	—	—	—	—	(566,683)	(566,683)	(1,224)	(567,907)
Dividends relating to 2015 (Note 35)	—	—	—	—	—	(566,683)	(566,683)	(1,224)	(567,907)

Balance at December 31, 2016	7,083,537	11,562,738	2,521,534	304,059	—	6,582,190	28,054,058	(24,003)	28,030,055

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 22)	Share premium RMB	Statutory surplus reserve RMB (Note 23)	Discretionary surplus reserve RMB (Note 23)	Other reserve RMB (Note 23)	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance at January 1, 2017	7,083,537	11,562,738	2,521,534	304,059	—	6,582,190	28,054,058	(24,003)	28,030,055
Total comprehensive income	—	—	—	—	181,941	1,015,361	1,197,302	(3,593)	1,193,709
Profit for the year	—	—	—	—	—	1,015,361	1,015,361	(3,593)	1,011,768
Other comprehensive income (Note 23)	—	—	—	—	181,941	—	181,941	—	181,941
Special reserve-Safety Production Fund (Note 23)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	227,250	(227,250)	—	—	—
Utilisation	—	—	—	—	(227,250)	227,250	—	—	—
Appropriations from retained earnings (Note 23)	—	—	101,982	—	—	(101,982)	—	—	—
Transaction with owners	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)
Dividend relating to 2016 (Note 35)	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance at December 31, 2017	7,083,537	11,562,738	2,623,516	304,059	181,941	6,928,886	28,684,677	(27,596)	28,657,081

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 22)		Share premium RMB		Statutory surplus reserve RMB (Note 23)		Discretionary surplus reserve RMB (Note 23)		Other reserve RMB (Note 23)		Retained earnings RMB		Total RMB		Non- controlling interests RMB		Total equity RMB
Balance at December 31, 2017		7,083,537		11,562,738		2,623,516		304,059		181,941		6,928,886		28,684,677		(27,596)		28,657,081
Change in Accounting Policy (Note 2.2)		—		—		(4,967)		—		—		(44,706)		(49,673)		—		(49,673)

Balance at 1 January 2018		7,083,537		11,562,738		2,618,549		304,059		181,941		6,884,180		28,635,004		(27,596)		28,607,408

Total comprehensive income		—		—		—		—		—		784,059		784,059		(5,025)		779,034
Profit for the year		—		—		—		—		—		784,059		784,059		(5,025)		779,034
Other comprehensive income (Note 23)		—		—		—		—		—		—		—		—		—
Special reserve-Safety Production Fund (Note 23)		—		—		—		—		—		—		—		—		—
Appropriation		—		—		—		—		242,456		(242,456)		—		—		—
Utilisation		—		—		—		—		(242,456)		242,456		—		—		—
Appropriations from retained earnings (Note 23)		—		—		83,612		—		—		(83,612)		—		—		—
Disposal of subsidiaries		—		(81)		—		—		—		—		(81)		(3,349)		(3,430)
Transaction with owners		—		—		—		—		—		(566,683)		(566,683)		—		(566,683)
Dividend relating to 2017 (Note 35)		—		—		—		—		—		(566,683)		(566,683)		—		(566,683)
Balance at December 31, 2018		7,083,537		11,562,657		2,702,161		304,059		181,941		7,017,944		28,852,299		(35,970)		28,816,329

Balance at December 31, 2018(*)	US$	1,030,258	US$	1,681,719	US$	393,013	US$	44,224	US$	26,462	US$	1,020,718	US$	4,196,394	US$	(5,232)	US$	4,191,162

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.8755, the certified exchange rates for December 31, 2018 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2018 or on any other date.

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

The Predecessor was controlled by and was under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) for the exchange of assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. In 2017, its name was changed to Shenzhen Guangzhou Railway Group Guangshen Railway Industry Development General Company (the “GIDC”).

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

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangdong Yangcheng Railway Enterprise Co., Ltd. (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

Before March 2013, the Ministry of Railway of the PRC (“MOR”) was the controlling entity of the Company’s single largest shareholder (i.e. Guangzhou Railway Group).In addition, it was the government authority which governed and monitored the railway business centrally within the PRC.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

1	GENERAL INFORMATION (CONTINUED)

On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation (“CRC”). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CRC (“Reform”). The Reform was completed on 1 January 2017 and CRC has become the controlling entity of the Company’s principal shareholder since that date, Guangzhou Railway Group, CRC, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as “CRC Group”) became related parties of the Group.

In 2018, three subsidiaries of the Group, Shenzhen Nantie Construction Supervision Company Limited, Shenzhen Railway Property Management Company Limited and Shenzhen Shenhuasheng Storage and Transportation Company Limited, were liquidated and were no longer consolidated except for the comprehensive income statements of these companies in 2018 (see note 10).

The principal activities of the Group are the provision of passenger and freight transportation on railroads. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The financial statements were authorised for issue by the board of directors of the Company on 25 April 2019.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available.

2	PRINCIPAL ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Guangshen Railway Company Limited and its subsidiaries.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation

(a)	Compliance with IFRS

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

(b)	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis except for financial assets at fair value through other comprehensive income (“FVOCI”) and available-for-sale investments (“AFS”) are measured at fair value.

(c)	Going concern basis

As at 31 December 2018, the Group had net current liabilities of RMB65,568,000 and capital expenditure contracted for but not recognised as liabilities of RMB899,290,000 (see note 38(a)). Considering the current financial position, operating plan and usable bank facilities amounting to RMB500,000,000 of the Group (note 41), the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

(d)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2018:

•	IFRS 9 Financial Instruments ;

•	IFRS 15 Revenue from Contracts with Customers ;

•	Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

•	Annual Improvements 2014-2016 cycle

•	Transfers to Investment Property – Amendments to IAS 40

•	Interpretation 22 Foreign Currency Transactions and Advance Consideration

Except for the impact of adopting IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, the other standards have no significant impact on the consolidated financial statements for the year ended 31 December 2018. As IFRS 9 and IFRS 15 were generally adopted without restating comparative information, the reclassifications and the adjustments arising from the new standards are therefore not reflected in the restated balance sheet as at 31 December 2017, but are recognized in the opening balance sheet on 1 January 2018. Details are set out in note 2.2(b) and (c) below.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(e)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2018 reporting periods and have not been early adopted by the Group.

Effective for annual periods beginning on or after
IFRS 16	Lease	1 January 2019
Annual improvements project (amendments)	Annual improvements to 2015-2017 cycle	1 January 2019
IFRS 19 (amendments)	Plan amendment, curtailment or settlement	1 January 2019
IFRS 28 (amendments)	Long-term Interests in Associates and Joint Ventures	1 January 2019
IFRS 9 (amendments)	Prepayment features with negative compensation	1 January 2019
IFRIC 23	Uncertainty over income tax treatments	1 January 2019
IFRS 3 (amendments)	Definition of business	1 January 2020
Amendments to IAS 1 and IAS 8	Definition of material	1 January 2020
IFRS 17	Insurance contracts	1 January 2021
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

Except for IFRS 16, there are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions. IFRS 16 was issued in January 2016. It will result in almost all leases being recognised on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The Group has reviewed all of the Group’s leasing arrangements over the year ended 31 December 2018 in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases.

As at 31 December 2018, the Group has non-cancellable operating lease commitments of land, as mentioned in note 38(b). The Group’s operating leases mainly consisted of lease of land for self-occupied purpose. The Group will apply the standard from its mandatory adoption date of 1 January 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

The Group expects that the adoption of IFRS 16 will result in an increase in both total assets and total liabilities of approximately RMB 1,177,000,000, as at 1 January, 2019. In addition, the Group does not expect that there will be significant impact in net profit after tax as a result of adopting the new rules.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on the Group’s financial statements.

(a)	Impact on the financial statements

The impact on the Group’s balance sheet on 1 January 2018 is as follows:

Balance sheet (extract)	31 December 2017 As originally presented RMB’000	IFRS 9 RMB’000	IFRS 15 RMB’000	1 January 2018 Restated RMB’000
Non-current assets
FVOCI(b(i))	—	296,414	—	296,414
AFS(b(i))	296,414	(296,414)	—	—
Deferred tax assets	37,005	16,558	—	53,563

	333,419	16,558	—	349,977

Current assets
Trade receivables	4,142,210	(60,704)	—	4,081,506
Prepayments and other receivables	314,251	(5,527)	—	308,724

	4,456,461	(66,231)	—	4,390,230

Non-current liabilities
Deferred income	105,791	—	(37)	105,754

Current liabilities
Contract liabilities	—	—	135,499	135,499
Accruals and other payables	1,463,231	—	(135,462)	1,327,769

	1,463,231	—	37	1,463,268

Equity
Other reserves	3,109,516	(4,967)	—	3,104,549
Retained earnings	6,928,886	(44,706)	—	6,884,180

	10,038,402	(49,673)	—	9,988,729

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Changes in accounting policies (continued)

(b)	IFRS 9 Financial Instruments – Impact of adoption

IFRS 9 replaces the provisions of IAS 39 that relate to the classification and measurement of financial assets and financial liabilities (see note 2.2(a)), impairment of financial assets (see note 2.2(a)) and hedge accounting.

The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. The new accounting policies are set out in below.

The impact on the Group’s retained earnings as at 1 January 2018 is as follows:

	Notes		2018 RMB’000
Closing retained earnings 31 December 2017 – IAS 39			6,928,886
Reclassify investments from AFS to FVOCI	(i	)	—
Increase in provision for trade receivables, prepayments and other receivables	(ii	)	(66,231)
Increase in deferred tax assets relating to impairment provision	(ii	)	16,558
Decrease in statutory surplus reserve			4,967

Opening retained earnings 1 January 2018 - IFRS 9			6,884,180

(i)	Classification and measurement

On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories.

The Group elected to present in other comprehensive income (“OCI”) the changes in the fair value of all its equity investments previously classified as available-for-sale, because these investments are held as long-term strategic investments that are not expected to be sold in the short to medium term. As a result, assets with a fair value of approximately RMB296,414,000 were reclassified from AFS to FVOCI.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Changes in accounting policies (continued)

(b)	IFRS 9 Financial Instruments – Impact of adoption (continued)

(i)	Classification and measurement (continued)

On the date of initial application, 1 January 2018, the financial instruments of the Group were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original (IAS 39)	New (IFRS 9)	Original RMB’000	New RMB’000	Difference* RMB’000
Non-current financial assets
Equity investment	AFS	FVOCI	296,414	296,414	—
Current financial assets
Trade receivables	Amortised cost	Amortised cost	4,142,210	4,081,506	(60,704)
Prepayments and other receivables	Amortised cost	Amortised cost	314,251	308,724	(5,527)
Cash and cash equivalents	Amortised cost	Amortised cost	1,160,515	1,160,515	—
Short-term deposits	Amortised cost	Amortised cost	108,000	108,000	—

*	The differences noted in this column are the result of applying the new expected credit loss model.

(ii)	Impairment of financial assets

The Group has three types of financial assets that are subject to IFRS 9’s new expected credit loss model:

•	Trade receivables

•	Other receivables

•	Long-term receivable

The Group was required to revise its impairment methodology under IFRS 9 for each of these classes of assets. The impact of the change in impairment methodology on the Group’s retained earnings is disclosed in the table in note 2.2(a) above.

While short-term deposits, cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Changes in accounting policies (continued)

(b)	IFRS 9 Financial Instruments – Impact of adoption (continued)

(ii)	Impairment of financial assets (continued)

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables. This resulted in an increase of the loss provision on 1 January 2018 by RMB60,704,000 for trade receivables. Note 3.1(b) provides for details about the calculation of the provision.

The loss provision decreased by a further RMB5,695,000 for trade receivables during the current reporting period.

Other financial assets at amortised cost

Other financial assets at amortised cost include other receivables, and long-term receivable. Applying the expected credit risk model resulted in the recognition of a loss provision of RMB18,852,000 on 1 January 2018 (previous loss provision was RMB13,325,000) and a decrease in the provision by RMB8,262,000 in the current reporting period.

Trade and other receivables are written off when there is no reasonable expectation of recovery.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2	Changes in accounting policies (continued)

(c)	IFRS 15 Revenue from contracts with customers – Impact of adoption

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements.

The Group applies IFRS 15 retrospectively with the accumulated effect of initial application recognised at 1 January 2018 without restating comparatives for the 2017 financial year. In summary, the following adjustments were made to the amounts recognised in the balance sheet at the date of initial application (1 January 2018):

	IAS 18 carrying amount 31 December 2017	Reclassification	IFRS 15 carrying amount 1 January 2018
	RMB’000	RMB’000	RMB’000
Contract liabilities	—	135,499	135,499
Deferred income	105,791	(37)	105,754
Accruals and other payables	1,463,231	(135,462)	1,327,769

	1,569,022	—	1,569,022

There was no impact on the Group’s retained earnings as at 1 January 2018.

(i)	Presentation of assets and liabilities related to contracts with customers

The Group has changed the presentation of certain amounts in the balance sheet to reflect the terminology of IFRS 15:

•	Contract liabilities in relation to the frequent traveller program were previously presented as deferred income.

•	Contract liabilities in relation to the advances received from customers were previously included in accruals and other payables.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3	Subsidiaries

2.3.1	Consolidation

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

The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss (Note 2.10).

Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3	Subsidiaries (continued)

2.3.1	Consolidation (continued)

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

2.4	Associates

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4	Associates (continued)

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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount within ‘share of result of associates’, included in the consolidated comprehensive income statement.

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

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives of the Company that make strategic decisions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.6	Foreign currency transaction

(a)	Functional and presentation currency

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

Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within “Finance costs-net”.

2.7	Fixed assets

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

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.7	Fixed assets (continued)

Buildings (a)	20 to 40 years
Tracks, bridges and service roads (a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

(a)

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease (details contained in note 38(b)); and the initial period of certain land use right acquired (note 2.9), on which these assets are located.

The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group (note 38(b)), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors of the Company consider the current estimated useful lives of those assets to be reasonable.

The assets residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within “other losses - net”, included in the consolidated comprehensive income statement.

2.8	Construction-in-progress

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.9	Leasehold land payments

The Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method.

2.10	Goodwill

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

2.11	Impairment of non-financial assets other than goodwill

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Financial assets

2.12.1	Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured at amortised cost; or

•	those to be measured subsequently at FVOCI;

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in OCI. For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

2.12.2	Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.12.3	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

Equity instruments

The Group subsequently measures all equity investments at fair value. For investments in equity instruments that are not held for trading, over which the Group has no control, joint control or significant influence are measured at FVOCI. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment, any related balance within the FVOCI reserve is reclassified to retained earnings.

Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Financial assets (continued)

2.12.3	Measurement (continued)

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group measures all of its debt instruments at amortised cost.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated comprehensive income statement.

2.12.4	Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost, including trade receivables, other receivables and long-term receivable.

Management recognised provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. For financial assets subject to ECL measurement except trade receivables, on each balance sheet day, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, ‘Three-stage’ expected credit loss models are established and staging definition are set for each of these financial assets class.

A financial instrument which are not considered to have significantly increased in credit risk since initial recognition is classified in ‘Stage 1’. The impairment provision is measured at an amount equal to the 12-month expected credit losses for these financial assets.

If a significant increase in credit risk since initial recognition is identified but the financial instrument is not yet deemed to be credit-impaired, the financial instrument is moved to ‘Stage 2’. The impairment provision is measured based on expected credit losses on a lifetime basis.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Financial assets (continued)

2.12.4	Impairment (continued)

If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’. The impairment provision is measured based on expected credit losses on lifetime basis.

For the financial Instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

2.12.5	Accounting policies applied until 31 December 2017

The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy.

(i)	Classification

Until 31 December 2017 the Group classifies its financial assets in the following categories: receivables and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(ii)	Subsequent measurement

The measurement at initial recognition did not change an adoption of IFRS 9, see description above.

Subsequent to the initial recognition, receivables are subsequently carried at amortised cost using the effective interest method.

The measurement at initial recognition did not change an adoption of IFRS 9, see description above.

Subsequent to the initial recognition, receivables are subsequently carried at amortised cost using the effective interest method.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12	Financial assets (continued)

2.12.5	Accounting policies applied until 31 December 2017(continued)

(iii)	Subsequent measurement (continued)

Available-for-sale financial assets are subsequently carried at fair value, except for those investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, which shall be measured at cost. Details on how the fair value of financial instruments is determined are disclosed in note 3.3. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

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

2.15	Non-current assets held for sale

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15	Non-current assets held for sale (continued)

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

2.16	Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed. The cost of materials and supplies may not be recoverable if they are damaged, become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realisable value, which is the estimated selling price less applicable variable expenses.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20	Financial liabilities

The Group’s financial liabilities include trade payables, other payables (excluding other tax payables, employee salary and benefits payables and advances), payables for fixed assets and construction-in-progress and dividends payable.

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the PRC where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provision where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21	Current and deferred income tax (continued)

(b)	Deferred income tax (continued)

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

Revenue of the Group comprise of revenue from railroad and related business and revenue from other business.

(a)	Revenue from railroad and related business

The operations of the railway business of the Group form part of the nationwide railway system in the PRC and they are supervised and governed by CRC. The Group renders the passenger transportation and freight transportation services, and the related service fees and charges are collected from customer or other railway companies by the Group.

The respective fares and charges of the services, and processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by CRC.

Revenue from passenger transportation

Passenger transportation generally include transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by the Group as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CRC through the central clearance system.

Revenues are recognized overtime when the train transportation services are rendered. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.24	Revenue recognition (continued)

(a)	Revenue from railroad and related business (continued)

Revenue from freight transportation

The Group also provides freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CRC.

The revenues are recognised at gross amounts overtime in the accounting period in which the services are rendered.

Revenue from railway network usage and other transportation related services

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CRC. The revenue from network usage services are recognized overtime in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by the Group and all proceeds are collected by the Group directly.

When the services rendered by the Group exceed the payment, a contract asset is recognised. If the payments exceed the services rendered, a contract liability is recognised.

(b)	Revenue from other businesses

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognised overtime when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognised when the respective materials and goods are delivered to customers at appoint in time. Revenue from operating lease arrangements on certain properties and locomotives is recognised overtime on a straight-line basis over the period of the respective leases.

(c)	Financing components

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

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

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

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

The following table shows the Group’s foreign currency denominated monetary assets (in RMB thousands equivalent):

Monetary assets	Currency denomination	As at 31 December
		2017	2018
Cash and cash equivalents	HKD	32,650	77,608
Cash and cash equivalents	USD	146	54
Other receivables	HKD	67	416

		32,863	78,078

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2018, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB2,926,000 (2017: RMB1,227,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not expected to be significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk

Other than deposits held in banks and long-term receivable, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.62% (2017: 1.54%) per annum. Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

As at 31 December 2018 and 2017, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.

(iii)	Other price risk

The Group’s exposure to price risk arises from equity investments held by the Group and classified FVOCI and AFS (note 15).

As at 31 December 2018, if the expected price of the equity investments held by the Group increased/decreased by 5% with all other variables held constant, other comprehensive income for the year would have been RMB12,047,000 (2017: RMB10,503,000) higher/lower.

(b)	Credit risk

Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments) and long-term receivable.

(i)	Risk management

The credit quality of financial assets that are neither past due nor impaired can be analysed by the identity of counterparties as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(i)	Risk management (continued)

	2017 RMB’000	2018 RMB’000
Trade receivables
Due from Guangzhou Railway Group and its subsidiaries	1,261,244	1,756,816
Due from CRC Group (excluding Guangzhou Railway Group and its subsidiaries)	1,106,311	665,009
Due from third parties	431,473	613,105

	2,799,028	3,034,930

	2017 RMB’000	2018 RMB’000
Other receivables excluding prepayments
Due from Guangzhou Railway Group and its subsidiaries	9,460	1,880
Due from CRC Group (excluding Guangzhou Railway Group and its subsidiaries)	381	1,149
Due from third parties	194,245	289,387

	204,086	292,416

	2017 RMB’000	2018 RMB’000
Long-term receivable
Due from a third party	31,274	28,354

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

	2017 RMB’000	2018 RMB’000
Cash at bank and short-term deposits
Placed in listed banks in the PRC	1,268,478	1,847,723

Cash and short term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions. There were no other financial assets carrying a significant exposure to credit risk. None of the financial assets that are fully performing has been renegotiated in the current year.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets

The Group has three types of financial assets that are subject to the expected credit loss model: trade receivables, other receivables and long-term receivable.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.

The Group categorises the trade receivables into the following portfolios based on credit risk characteristics:

•	Portfolio 1: receivable incurred from revenues collected and settled through the CRC;

•	Portfolio 2: receivable incurred from revenue from railway operation; and

•	Portfolio 3: receivable incurred from revenue other than railway operation and revenues collected and settled without the CRC.

Provision for credit losses are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.

On that basis, the loss provision as at 31 December 2018 and 1 January 2018 (on adoption of IFRS 9) was determined for trade receivables (in RMB thousands):

	As at 31 December 2018			As at 1 January 2018
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Portfolio 1	248,481	—	—	636,686	—	—
Portfolio 2	3,560,959	1.66%	(58,945)	3,444,463	1.90%	(65,563)
Portfolio 3	113,389	2.00%	(2,267)	67,264	2.00%	(1,344)

	3,922,829		(61,212)	4,148,413		(66,907)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

The loss provision for trade receivables as at 31 December 2017 reconciles to the opening loss provision on 1 January 2018 and to the closing loss provision as at 31 December 2018 as follows:

Trade receivables RMB’000
At 31 December 2017— calculated under IAS 39	6,203
Amount restated through opening retained earnings	60,704

Opening loss provision as at 1 January 2018 — calculated under IFRS 9	66,907
Receivables written off during the year as uncollectible	(6)
Reversal of impairment loss provision	(5,689)

At 31 December 2018	61,212

Other financial assets at amortised cost

Other financial assets at amortised cost include other receivables, and long-term receivable.

Impairment on other receivables and long-term receivable is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since the initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since the initial recognition, then the impairment is measured as lifetime expected credit losses.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

On that basis, the loss provision as at 31 December 2018 and 1 January 2018 (on adoption of IFRS 9) for other receivables was as follows (in RMB thousands):

	As at 31 December 2018			As at 1 January 2018
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Stage 1	317,224	1.88%	(5,959)	275,541	2.16%	(5,961)
Stage 2	—	—	—	—	—	—
Stage 3	4,631	100%	(4,631)	12,891	100%	(12,891)

	321,855		(10,590)	288,432		(18,852)

The loss provision for other financial assets at amortised cost as at 31 December 2017 reconciles to the opening loss provision on 1 January 2018 and to the closing loss provision as at 31 December 2018 as follows:

	Other receivables RMB’000	Long-term receivables RMB’000
At 31 December 2017— calculated under IAS 39	13,325	—
Amount restated through opening retained earnings	5,527	—

Opening loss provision as at 1 January 2018 — calculated under IFRS 9	18,852	—
Increase in loss provision recognised in profit or loss during the year	4,631	—
Receivables written off during the year as uncollectible	(12,891)	—
Reversal of impairment loss provision	(2)	—

At 31 December 2018	10,590	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Impairment losses on trade and other receivables and long-term receivable are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Previous accounting policy for impairment of assets carried at amortised cost

In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

Previous accounting policy for impairment of assets classified as AFS

In the prior year, the Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

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

As at 31 December 2018, the Group had net current liabilities of RMB65,568,000 and RMB899,290,000 of capital expenditure contracted for at 31 December 2018 but not recognised as liabilities (see note 38(a)). Taking into account of the factors mentioned in note 2.1(c), the Board of Directors believes that the Group has sufficient liquidity for the following 12 months.

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

Less than 1 year
RMB’000
At 31 December 2018
Trade and other payables excluding non-financial liabilities	2,631,433
Payables for fixed assets and construction-in-progress	2,441,647
Dividends payable	12,894

At 31 December 2017
Trade and other payables excluding non-financial liabilities	2,356,953
Payables for fixed assets and construction-in-progress	2,214,547
Dividends payable	12,893

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

As at 31 December 2018 and 2017, the Group has no short-term loan, long-term loan, bond payable or long-term payable. Management considered that such capital structure is appropriate.

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

As at 31 December 2018, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15). As at 31 December 2017, the Group did not have any financial instruments that were measured at fair value except for certain available-for-sale financial assets (note 15).

The following table presents the Group’s assets that are measured at fair value at 31 December 2018:

Assets	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets at FVOCI	—	—	321,246	321,246

The following table presents the Group’s assets that are measured at fair value at 31 December 2017:

Assets	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
AFS	—	—	280,088	280,088

There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the year. There were no gains/(losses) recognised for the year ended 31 December 2018.

Financial assets and liabilities of the Group measured at amortised cost include trade and other receivables, long-term receivable, short-time deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

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

(a)	Provision for impairment of trade receivables

The provision for impairment of trade receivables are recognised on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. The assessment of the ECL involves significant accounting estimations and judgements, including historical period selection by making reference to historical credit loss experience of each portfolio, trade receivables lifetime recovery information and other relevant data as well as forward looking estimates such as changes of future economics, unemployment rate forecast, market environment and customer portfolio at the end of each reporting period.

(b)	Estimation of the fair value of FVOCI

The Group makes estimates of the fair value of the FVOCI with consideration of the assessed value of the investees and the price from its recent financing, which is regarded as the best estimate of the fair value. The assessment of fair value requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying amount of FVOCI and changes in the fair value of FVOCI recorded in other comprehensive income.

5	SGEMENT INFORMATION

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

The segment results for 2016, 2017 and 2018 are as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
- Railroad and Business	16,170,309	17,294,901	18,823,379	—	—	—	—	—	—	16,170,309	17,294,901	18,823,379
- Other Businesses	663,418	705,423	779,719	487,097	395,661	273,274	(40,320)	(64,563)	(48,354)	1,110,195	1,036,521	1,004,639

Total revenue	16,833,727	18,000,324	19,603,098	487,097	395,661	273,274	(40,320)	(64,563)	(48,354)	17,280,504	18,331,422	19,828,018

Timing of revenue recognition
- Overtime	16,715,139	17,899,006	19,480,546	182,871	180,331	89,590	(40,320)	(64,563)	(48,354)	16,857,690	18,014,774	19,521,782
- At a point in time	118,588	101,318	122,552	304,226	215,330	183,684	—	—	—	422,814	316,648	306,236

	16,833,727	18,000,324	19,603,098	487,097	395,661	273,274	(40,320)	(64,563)	(48,354)	17,280,504	18,331,422	19,828,018

Segment result	1,549,120	1,341,601	1,120,148	3,548	14,519	(26,078)	(8,659)	(8,988)	(25,270)	1,544,009	1,347,132	1,068,800

Finance costs/(income)—net	(2,728)	10,011	451	177	159	179	—	—	—	(2,551)	10,170	630
Share of results of associates, net of tax	7,223	6,944	7,177	—	—	—	—	—	—	7,223	6,944	7,177
Depreciation of fixed assets	1,511,570	1,655,657	1,603,106	7,400	6,803	6,637	—	—	—	1,518,970	1,662,460	1,609,743
Amortisation of leasehold land payments	27,338	34,348	44,450	11,332	11,332	11,332	—	—	—	38,670	45,680	55,782
Amortisation of long-term prepaid expenses	6,729	3,256	12,596	239	(88)	313	—	—	—	6,968	3,168	12,909
Impairment of fixed assets	—	11,185	10,364	—	—	—	—	—	—	—	11,185	10,364
Impairment of construction-in progress	5,662	—	—	—	—	—	—	—	—	5,662	—	—
Provision for/(reversal of) impairment of materials and supplies	(5,209)	7,844	11,361	—	—	—	—	—	—	(5,209)	7,844	11,361

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2016, 2017 and 2018 is as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	1,549,120	1,341,601	1,120,148	3,548	14,519	(26,078)	(8,659)	(8,988)	(25,270)	1,544,009	1,347,132	1,068,800
Income tax expense	(385,840)	(328,727)	(291,202)	(4,469)	(6,637)	1,436	—	—	—	(390,309)	(335,364)	(289,766)

Profit/(loss) for the year	1,163,280	1,012,874	828,946	(921)	7,882	(24,642)	(8,659)	(8,988)	(25,270)	1,153,700	1,011,768	779,034

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Railway Transportation Business		All other segments		Elimination		Total
	2017	2018	2017	2018	2017	2018	2017	2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	33,621,101	35,089,100	535,840	496,353	(162,703)	(183,216)	33,994,238	35,402,237

Total segment assets include:
Investment in associates	174,548	181,725	—	—	—	—	174,548	181,725
Additions to non-current assets (other than financial instruments and deferred tax assets)	2,415,143	2,885,650	1,083	7,635	—	—	2,416,226	2,893,285

Total segment liabilities	4,908,103	6,163,507	545,500	571,273	(116,446)	(148,872)	5,337,157	6,585,908

Revenues of approximately RMB3,966,988,000 (2016: RMB3,407,998,000 and 2017: RMB3,595,959,000 ) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signalling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 January 2017
Cost	7,468,977	14,887,093	8,557,841	1,917,478	6,514,493	39,345,882
Accumulated depreciation	(2,623,687)	(3,186,872)	(3,702,522)	(1,424,604)	(4,129,003)	(15,066,688)
Impairment	—	—	—	—	(1,162)	(1,162)

Net book amount	4,845,290	11,700,221	4,855,319	492,874	2,384,328	24,278,032

Year ended 31 December 2017
Opening net book amount	4,845,290	11,700,221	4,855,319	492,874	2,384,328	24,278,032
Other additions	1,849	—	69,311	13,086	123,436	207,682
Transfer in from construction-in-progress (Note 7)	345,676	179,842	843,489	80,867	203,557	1,653,431
Transfer out to construction-in-progress for improvement/modifications (Note 7)	(305,208)	—	(987,236)	(299)	(18,903)	(1,311,646)
Transfer in from construction-in-progress after repair	310,885	—	875,497	299	16,697	1,203,378
Reclassifications	1,342	7,116	25	—	(8,483)	—
Reclassified to leasehold land payments	—	(403,282)	—	—	—	(403,282)
Disposals	(15,942)	(69,516)	(234,830)	(744)	(15,780)	(336,812)
Depreciation charges	(332,581)	(216,075)	(571,640)	(115,870)	(426,294)	(1,662,460)
Impairment charge	—	—	(9,865)	—	(1,320)	(11,185)

Closing net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138

At 31 December 2017
Cost	7,441,605	14,588,338	7,903,204	1,993,168	6,628,084	38,554,399
Accumulated depreciation	(2,590,294)	(3,390,032)	(3,053,269)	(1,522,955)	(4,368,375)	(14,924,925)
Impairment	—	—	(9,865)	—	(2,471)	(12,336)

Net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138

Year ended 31 December 2018
Opening net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138
Other additions	6,956	—	712,632	22,784	115,526	857,898
Transfer in from construction-in-progress (Note 7)	162,624	277,739	127,805	28,629	133,089	729,886
Transfer out to construction-in-progress for improvement/modifications(Note 7)	(60,507)	(273,678)	(715,707)	(8,042)	(36,835)	(1,094,769)
Transfer in from construction-in-progress after repair	124,345	324,386	1,414,100	40,026	76,003	1,978,860
Reclassifications	(5,631)	—	—	—	5,631	—
Disposals	(4,082)	(99,463)	(167,790)	(10,531)	(15,128)	(296,994)
Depreciation charges	(320,823)	(213,858)	(611,095)	(104,096)	(359,871)	(1,609,743)
Impairment charge	(2,881)	—	—	—	(7,483)	(10,364)
Impairment write-off	—	—	9,865	—	2,471	12,336

Closing net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248

At 31 December 2018
Cost	7,590,161	14,735,949	8,218,284	2,034,318	6,631,867	39,210,579
Accumulated depreciation	(2,835,968)	(3,522,517)	(2,608,404)	(1,595,335)	(4,453,743)	(15,015,967)
Impairment	(2,881)	—	—	—	(7,483)	(10,364)

Net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET (CONTINUED)

(a)

As at 31 December 2018, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,676,711,000 (2017: RMB1,858,288,000) had not been obtained by the Group.

These kind of buildings are classified as below:

	Carrying value as at 31 December 2018 RMB’000	Reason for delay in obtaining the ownership certificates

Certificates for buildings under application procedures	1,067,076

The Group commenced such application procedures with the respective authorities in China by the end of 2017, and the Group’s management expects that these procedures would be completed within a short period of time and the ownership certificates will be obtained.

Certain buildings located on the land of which the land use right certificates have not been obtained	53,392

According to relevant laws and regulations in China, the land use right certificates of the land on which these buildings are located must be obtained before the Group can start the application for the respective housing ownership certificates. As a result, the Group will start to apply for the ownership certificates of these buildings after they have completed the procedures to obtain the land use right certificates.

Certain buildings attached to pieces of land which is held by lease	556,243

Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company’s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of these buildings and it should not lead to any significant adverse impact on the operations of the Group.

(b)	As at 31 December 2018, fixed assets of the Group with an aggregate net book value of approximately RMB138,390,000(2017: RMB155,125,000) had been fully depreciated but they were still in use.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

7	CONSTRUCTION-IN-PROGRESS

	2017 RMB’000	2018 RMB’000
At 1 January	790,308	1,430,671
Transfer in from fixed assets for improvement/modifications (Note 6)	1,311,646	1,094,769
Other additions	2,185,526	2,011,678
Transfer to fixed assets (Note 6)	(1,653,431)	(729,886)
Transfer out to fixed assets after improvement/modifications (Note 6)	(1,203,378)	(1,978,860)

At 31 December	1,430,671	1,828,372

Construction-in-progress as at 31 December 2018 mainly comprise of improvement projects for road existing railway equipment in the PRC.

For the year ended 31 December 2018, no interest expense (2017: nil) had been capitalised in the construction-in-progress balance as there were no third party borrowings during the year.

As at 31 December 2018, the balance of the provision for writing down the construction-in-progress was approximately RMB15,456,000 (2017: RMB15,456,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

8	LEASEHOLD LAND PAYMENTS

The Group’s interests in leasehold land represent prepaid operating lease payments in the PRC and its net book value are analysed as follows:

RMB’000
At 1 January 2017
Cost	1,989,085
Accumulated amortisation	(364,226)

Net book amount	1,624,859

Year ended 31 December 2017
Opening net book amount	1,624,859
Transfer from fixed assets (Note 6)	403,282
Assets classified as held for sale	(2,183)
Amortisation charges	(45,680)

Closing net book amount	1,980,278

At 31 December 2017
Cost	2,388,326
Accumulated amortisation	(408,048)

Net book amount	1,980,278

Year ended 31 December 2018
Opening net book amount	1,980,278
Amortisation charges	(55,782)

Closing net book amount	1,924,496

At 31 December 2018
Cost	2,388,326
Accumulated amortisation	(463,830)

Net book amount	1,924,496

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

8	LEASEHOLD LAND PAYMENTS (CONTINUED)

As at 31 December 2018, the ownership certificates of land with an aggregate carrying value of approximately RMB58,898,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to the name of the Company, and the ownership certificates of the land use rights of the Group with an aggregate carrying value of approximately RMB1,227,820,000 (2017: RMB1,318,686,000) had not been obtained by the Group.

	Carrying value as at 31 December 2018 RMB’000	Reason for delay in obtaining the ownership certificates
Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company	1,227,820	Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Group to coordinate and execute the procedures for acquiring the respective land use rights certificates with the respective local bureaus and authorities governing the title registration and transfer, and therefore, the progress of acquiring the formal title certificates has been progressing slowly.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

The remaining lease period of leasehold land as at 31 December 2018 was as follows:

	2017	2018
	RMB’000	RMB’000
Lease of between 10 to 20 years	1,257,346	1,227,820
Lease of between 20 to 30 years	722,932	696,676

	1,980,278	1,924,496

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL

RMB’000
Year ended 31 December 2017 and 2018
Opening net book amount	281,255
Additions	—
Impairment	—

Closing net book amount	281,255

At 31 December 2017 and 2018
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

As at 31 December 2018 and 2017, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2007.

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

At 31 December 2018, the recoverable amount calculated based on value-in-use exceeded carrying value of the CGU by RMB5,514,738,000.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL (CONTINUED)

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2017	2018
Gross margin	17.76%	16.73%
Growth rate	2.00%	2.00%
Discount rate	12.44%	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railroad business segment.

Even if the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at 31 December 2018, the Group would not need to recognise impairment charges against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at 31 December 2018, no impairment charges had to be recognised by the Group against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES

The following is a list of the principal subsidiaries at 31 December 2018:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)	Registered capital RMB’000
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	—	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	100%	—	—	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	—	1,500
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in the PRC	100%	100%	—	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—	379
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”)(i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%	107,050

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES (CONTINUED)

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

In 2018, three subsidiaries of the Group was liquidated. No amount was charged to consolidated comprehensive income statement as the Group recovered the liquidated asset in the same amount as the Group’s share of these companies’ net assets.

As at 31 December 2018, the non-wholly owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES

	2017	2018
	RMB’000	RMB’000
Share of net assets	174,548	181,725
Less: provision for impairment	—	—

	174,548	181,725

The movement of investments in associates of the Group during the year is as follows:

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Beginning of the year	168,711	167,604	174,548
Share of results after tax	7,223	6,944	7,177
Dividend	(8,330)	—	—

End of the year	167,604	174,548	181,725

As at 31 December 2018, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company (“Shentu”)	49%	RMB64,000,000	Construction of railroad properties

The above associates are limited liability companies and are unlisted companies. There are no significant contingent liabilities relating to the Group’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES (CONTINUED)

Set out below are the summarised financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Summarised balance sheets

	Tiecheng		Shentu
	2017	2018	2017	2018
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	105,556	121,465	780,104	1,143,125
Non-current assets	333,602	326,644	12,151	12,794

Total assets	439,158	448,109	792,255	1,155,919

Current liabilities	210,546	208,458	664,646	1,024,702

Equity	228,612	239,651	127,609	131,217

Share of net assets	112,020	117,429	62,528	64,296

Carrying amount of interest in associates	112,020	117,429	62,528	64,296

Summarized comprehensive income statements

	Tiecheng			Shentu
	2016	2017	2018	2016	2017	2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	41,217	44,351	45,017	493,277	506,608	851,701
Net profit	8,800	12,225	11,039	5,941	1,947	3,608

Total comprehensive income for the year	8,800	12,225	11,039	5,941	1,947	3,608

Reconciliation of the summarised financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng			Shentu			Total
	2016	2017	2018	2016	2017	2018	2016	2017	2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening net assets	207,587	216,387	228,612	136,721	125,662	127,609	344,308	342,049	356,221
Profit for the year	8,800	12,225	11,039	5,941	1,947	3,608	14,741	14,172	14,647
Dividend	—	—	—	(17,000)	—	—	(17,000)	—	—

Closing net assets	216,387	228,612	239,651	125,662	127,609	131,217	342,049	356,221	370,868

Percentage of ownership interest	49%	49%	49%	49%	49%	49%	49%	49%	49%

Carrying value	106,030	112,020	117,429	61,574	62,528	64,296	167,604	174,548	181,725

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES)

	2017	2018
	RMB’000	RMB’000
Deferred tax assets	115,716	273,022
Less: Offsetting of deferred tax liabilities	(78,711)	(75,727)

Deferred tax assets (net)	37,005	197,295

Deferred tax liabilities	(145,102)	(139,625)
Less: Offsetting of deferred tax assets	78,711	75,727

Deferred tax liabilities (net)	(66,391)	(63,898)

	(29,386)	133,397

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2017	2018
	RMB’000	RMB’000
Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	114,387	124,666
- Deferred tax assets to be recovered within 12 months	1,329	148,356

	115,716	273,022

Deferred tax liabilities:
- Deferred tax liabilities to be recovered after more than 12 months	(142,159)	(134,492)
- Deferred tax liabilities to be recovered within 12 months	(2,943)	(5,133)

	(145,102)	(139,625)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At 1 January 2017 RMB’000	(Charged)/ Credited to the comprehensive income statement RMB’000	At 31 December 2017 RMB’000	Change in accounting policy (Note 2.2) RMB’000	At 1 January 2018 RMB’000	(Charged)/ Credited to the comprehensive income statement RMB’000	At 31 December 2018 RMB’000
Deferred tax assets:
Impairment provision for receivables	7,003	(2,230)	4,773	16,558	21,331	(3,490)	17,841
Impairment provision for fixed assets and construction-in-progress	4,155	2,793	6,948	—	6,948	(493)	6,455
Impairment provision for materials and supplies	5,994	1,126	7,120	—	7,120	2,335	9,455
Differences in accounting base and tax base of government grants	25,720	(201)	25,519	—	25,519	(90)	25,429
Differences in accounting base and tax base of employee benefits obligations	39,655	992	40,647	—	40,647	5,093	45,740
Loss on disposal of fixed assets	16,285	14,424	30,709	—	30,709	(17,361)	13,348
Difference in accounting base and tax base of party organization activity fee	—	—	—	—	—	7,973	7,973
Difference in accounting base and tax base in the recognition of land disposal proceed	—	—	—	—	—	146,781	146,781
Others	50	(50)	—	—	—	—	—

	98,862	16,854	115,716	16,558	132,274	140,748	273,022

	At 1 January 2017 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At 31 December 2017 RMB’000	Charged/ (Credited) to the comprehensive income statement RMB’000	At 31 December 2018 RMB’000
Deferred tax liabilities:
Differences in accounting base and tax base in recognition of fixed assets	8,267	(404)	7,863	(2,593)	5,270
Differences in accounting base and tax base in recognition of leasehold land payments	68,883	(2,493)	66,390	(2,493)	63,897
Changes in the fair value of available-for-sale financial assets	—	60,647	60,647	—	60,647
Others	10,666	(464)	10,202	(391)	9,811

	87,816	57,286	145,102	(5,477)	139,625

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary difference to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB118,264,000 (2017: RMB95,370,000) arising from operations of subsidiaries which do not foresee to have enough tax deductible assessable profits in the near future.

	2017 RMB’000	2018 RMB’000
Tax losses that can be carried forward (a)	82,918	105,812
Deductible temporary differences	12,452	12,452

	95,370	118,264

(a)	The tax loss carry-forwards in which no deferred income tax assets were recognised will expire in the following years:

	2017 RMB’000	2018 RMB’000
2018	13,499	—
2019	6,371	6,371
2020	18,478	18,478
2021	22,325	22,325
2022	22,245	22,245
2023	—	36,393

	82,918	105,812

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

13	LONG-TERM PREPAID EXPENSES

The long-term prepaid expenses represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:

	2017 RMB’000	2018 RMB’000
At 1 January
Cost	64,077	92,822
Accumulated amortisation	(56,253)	(59,421)

Net book amount	7,824	33,401

Year ended 31 December
Opening net book amount	7,824	33,401
Additions	28,745	26,122
Amortisation	(3,168)	(12,909)

Closing net book amount	33,401	46,614

At 31 December
Cost	92,822	118,944
Accumulated amortisation	(59,421)	(72,330)

Net book amount	33,401	46,614

14	FINANCIAL INSTRUMENTS BY CATEGORY

	2017 RMB’000	2018 RMB’000
Financial assets
Long-term receivable (Note 16)	31,274	28,354
Trade and other receivables excluding prepayments (Notes 19 and 20)	4,417,317	4,172,882
Short-term deposits (Note 21)	108,000	109,000
Cash and cash equivalents (Note 21)	1,160,515	1,738,753
FVOCI (Note 15)	—	321,246
Available-for-sale investments (Note 15(e))	296,414	—

Total	6,013,520	6,370,235

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

	2017 RMB’000	2018 RMB’000
Financial liabilities
Liabilities at amortised cost
Trade and other payables excluding non-financial liabilities (Notes 26 and 28)	2,356,953	2,631,433
Payables for fixed assets and construction-in-progress	2,214,547	2,441,647
Dividends payable	12,893	12,894

Total	4,584,393	5,085,974

15	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

(a)	Classification of financial assets at FVOCI

Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognise in this category.

(b)	Equity investments at fair value through other comprehensive income

	2017 RMB’000	2018 RMB’000
Non-current assets
Investments in unlisted companies	—	321,246

The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually.

On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings.

Note 2.2 explains the change of accounting policy and the reclassification of certain equity investments from AFS to FVOCI. Note 2.12 sets out the remaining accounting policies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

15	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (CONTINUED)

(c)	Amounts recognised in profit or loss and other comprehensive income

During the year, the following gains were recognised in profit or loss and other comprehensive income.

	2017 RMB’000	2018 RMB’000
Change in fair value recognised in other comprehensive income (Note 23; 2017 relating to available-for-sale financial assets)	242,588	—
Dividends from equity investments at FVOCI recognised in profit or loss in other losses - net (Note 31)
- Related to investments held at the end of the reporting period	6,473	6,473

(d)	Fair value

Information about the methods and assumptions used in determining fair value is provided in note 3.3.

(e)	Financial assets previously classified as AFS (2017)

AFS included the following classes of financial assets:

	2017 RMB’000	2018 RMB’000
Non-current assets
Investments in unlisted companies	296,414	—

Classification of financial assets as available-for-sale

Investments were designated as AFS if they did not have fixed maturities and fixed or determinable payments, and management intended to hold them for the medium to long-term. Financial assets that were not classified into any of the other categories (at FVPL, loans and receivables or held-to-maturity investments) were also included in the available-for-sale category.

The financial assets were presented as non-current assets unless they matured, or management intended to dispose of them within 12 months of the end of the reporting period.

Impairment indicators for AFS

A security was considered to be impaired if there had been a significant or prolonged decline in the fair value below its cost. See note 3.1 for further details about the Group’s previous impairment policies for AFS.

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

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at 31 December 2018.

17	ASSETS CLASSIFIED AS HELD FOR SALE

By April 19, 2018, with the approval of the board of directors, the Group entered into an irrevocable land use right transfer agreement with the Guangzhou Land Development Center (“GLDC”), transferring the land to GLDC, and the transfer price was RMB1,304,717,000. The transfer of assets was not completed in 2018 and the Group received RMB587,123,000 from GLDC in advance (Note 28).

18	MATERIALS AND SUPPLIES

	2017 RMB’000	2018 RMB’000
Raw materials	185,639	160,048
Reusable rail-line track materials	76,017	75,415
Accessories	67,493	59,261
Retailing consumables	1,578	1,493

	330,727	296,217

The costs of materials and supplies consumed by the Group during the year were recognised as “operating expenses” in the amount of RMB1,658,327,000 (2017: RMB1,627,992,000).

As at 31 December 2018, the balance of the provision for writing down the materials and supplies to their net realisable values was approximately RMB37,820,000 (2017: RMB28,466,000). During the year, additional provision of RMB19,128,000 was made, RMB7,767,000 was reversed and RMB2,007,000 was written off arising from realization of losses in the disposal of these assets (2017: RMB7,844,000, nil and RMB3,354,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	TRADE RECEIVABLES

	2017 RMB’000	2018 RMB’000
Trade receivables	4,148,413	3,922,829
Including: receivables from related parties	2,808,052	2,949,492
Less: Provision for impairment of receivables	(6,203)	(61,212)

	4,142,210	3,861,617

As at 31 December 2018 and 2017, the Group’s trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.

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

	2017 RMB’000	2018 RMB’000
Within 1 year	2,799,028	3,034,930
Over 1 year but within 2 years	763,812	524,652
Over 2 years but within 3 years	522,122	231,879
Over 3 years	63,451	131,368

	4,148,413	3,922,829

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	TRADE RECEIVABLES (CONTINUED)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.

Movements on the provision for impairment of trade receivables are as follows:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
At 31 December	8,395	4,965	6,203
Change of accounting policy (Note 2.2(a))	—	—	60,704

At 1 January	8,395	4,965	66,907
Provision for impairment	6	5,904	—
Reversal of impairment loss provision	—	—	(5,689)
Written-off	(3,436)	(4,666)	(6)

At 31 December	4,965	6,203	61,212

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20	PREPAYMENTS AND OTHER RECEIVABLES

	2017	2018
	RMB’000	RMB’000
Due from third parties	268,715	313,801
Due from related parties	45,536	35,106

	314,251	348,907

	2017	2018
	RMB’000	RMB’000
Other receivables	288,432	321,855
Less: Provision for impairment	(13,325)	(10,590)

Other receivables, net (Note (a))	275,107	311,265
Prepayments (Note (b))	39,144	37,642

	314,251	348,907

(a)

Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group. As of 31 December 2018, the input VAT with related invoices not been received or verified amounted to RMB148,369,000 (2017: RMB122,190,000).

Movements on the provision for impairment of other receivables are as follows:

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
At 31 December	13,377	13,336	13,325
Change of accounting policy (Note 2.2(a))	—	—	5,527

At 1 January	13,377	13,336	18,852
Provision for impairment loss	—	—	4,631
Reversal of impairment loss provision	(1)	(3)	(2)
Written-off	(40)	(8)	(12,891)

At 31 December	13,336	13,325	10,590

(b)	Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:

	2017	2018
	RMB’000	RMB’000
RMB	314,184	348,491
HKD	67	416

	314,251	348,907

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

21	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	2017	2018
	RMB’000	RMB’000
Cash at bank and on hand	1,108,015	1,686,253
Term deposits with initial term not more than three months	52,500	52,500

Cash and cash equivalents	1,160,515	1,738,753
Term deposits with initial term of over three months (a)	108,000	109,000

	1,268,515	1,847,753

(a)	The original effective interest rate of term deposits was 1.62% per annum (2017: 1.54% per annum).

(b)	The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	2017	2018
	RMB’000	RMB’000
RMB	1,235,719	1,770,091
HKD	32,650	77,608
USD	146	54

	1,268,515	1,847,753

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

22	SHARE CAPITAL

As at 31 December 2018 and 2017, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.

	As at 31 December 2016	Movement	As at 31 December 2017	Movement	As at 31 December 2018
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Authorised, issued and fully paid:
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,652,237	—	5,652,237	—	5,652,237

Total	7,083,537	—	7,083,537	—	7,083,537

23	RESERVES

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

23	RESERVES (CONTINUED)

For the year ended 31 December 2016, 2017 and 2018, the directors proposed the following appropriations to reserves of the Company:

	2016 Percentage	2016 RMB’000	2017 Percentage	2017 RMB’000	2018 Percentage	2018 RMB’000
Statutory surplus reserve	10%	117,050	10%	101,982	10%	83,612

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

For the year 2016,2017 and 2018, the movement of ‘Special reserve - Safety Production Fund’ of the Group are as below:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Beginning of the year	—	—	—
Appropriation for retained earnings	204,792	227,250	242,456
Utilisation	(204,792)	(227,250)	(242,456)

End of the year	—	—	—

The Company is engaged in passenger and freight transportation business. In accordance with the regulations issued by Ministry of Finance and State Administration of Work Safety of the PRC, the Company is required to establish a special reserve (“Safety Production Fund”) calculated based on the passenger and freight transportation revenue of the previous year using the following percentages:

(a)	1% for regular freight business;

(b)	1.5% for passenger transportation, dangerous goods delivery business and other special business.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

23	RESERVES (CONTINUED)

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

For the year 2016,2017 and 2018, the movement of other comprehensive income of the Group are as below:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Beginning of the year	—	—	181,941
Addition due to fair value changes on available-for-sale investments	—	242,588	—
Addition due to deferred liabilities related to fair value changes on available-for-sale investments	—	(60,647)	—

End of the year	—	181,941	181,941

Financial assets at FVOCI

The Group has elected to recognise changes in the fair value of certain investments in equity securities in OCI, as explained in note 2.12. These changes are accumulated within the FVOCI reserve within equity. The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised.

Available-for-sale financial assets – until 31 December 2017

Changes in the fair value and exchange differences arising on translation of investments that were classified as available-for-sale financial assets (e.g. equities), were recognised in other comprehensive income and accumulated in a separate reserve within equity. Amounts were reclassified to profit or loss when the associated assets are sold or impaired, see accounting policy note 2.12 for details.

24	DEFERRED INCOME

	2017 RMB’000	2018 RMB’000
Government grants	105,754	99,765
Others	37	—

Total	105,791	99,765

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

25	EMPLOYEE BENEFITS OBLIGATIONS

	2017	2018
	RMB’000	RMB’000
Employee benefits obligations	30,745	28,389
Less: current portion included in accruals and other payables (Note 28)	(30,745)	(28,389)

	—	—

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007 and Guangmeishan Railway Company Limited (“GRCL”) Business and Guangdong Sanmao Railway Company Limited (“GSRC”) Business in 2016, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business, GSRL Business and GSRC Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the respective acquisitions.

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

The movement in the employee benefits obligation during current year is as follows:

	2017	2018
	RMB’000	RMB’000
At 1 January	34,043	30,745
Additions	—	—
Payments	(3,298)	(2,356)

At 31 December	30,745	28,389

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

26	TRADE PAYABLES

	2017	2018
	RMB’000	RMB’000
Payables to third parties	614,822	826,717
Payables to related parties	710,255	614,117

	1,325,077	1,440,834

The aging analysis of trade payables was as follows:

	2017	2018
	RMB’000	RMB’000
Within 1 year	1,075,298	1,233,902
Over 1 year but within 2 years	180,294	114,480
Over 2 years but within 3 years	49,359	46,383
Over 3 years	20,126	46,069

	1,325,077	1,440,834

27	CONTRACT LIABILITIES

	2017	2018
	RMB’000	RMB’000
Contract liabilities – advances received from customers	—	198,251
Contract liabilities – frequent traveller program	—	5,380

	—	203,631

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

28	ACCRUALS AND OTHER PAYABLES

	2017	2018
	RMB’000	RMB’000
Due to third parties	1,017,309	1,586,277
Due to related parties	445,922	490,521

	1,463,231	2,076,798

	2017	2018
	RMB’000	RMB’000
Advance received from disposal of assets classified as held for sale (Note 17)	—	587,123
Advances received from others	152,010	—
Payables to GIDC assumed by business combination	377,703	368,560
Other deposits received	226,453	213,056
Salary and welfare payables	178,427	203,791
Deposits received for construction projects	203,886	209,245
Other taxes payable	70,173	66,896
Amounts received on behalf of Labour Union	73,463	96,523
Deposits received from ticketing agencies	34,298	32,448
Employee benefits obligations (Note 25)	30,745	28,389
Housing maintenance fund	15,740	15,741
Other payables	100,333	255,026

	1,463,231	2,076,798

29	AUDITORS’ REMUNERATION

Auditors’ remuneration in respect of audit and non-audit services provided by the auditors for the year ended 31 December 2018 were RMB8,400,000 and RMB750,000 respectively (2017: RMB8,400,000 and RMB950,000 respectively and 2016: RMB8,080,000 and RMB190,000 respectively).

30	EMPLOYEE BENEFITS

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Wages and salaries	4,362,506	4,848,830	5,320,484
Provision for medical, housing scheme and other employee benefits (a)	1,114,918	1,220,708	1,296,392
Contributions to the defined contribution scheme (b)	741,923	772,682	829,539

	6,219,347	6,842,220	7,446,415

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

30	EMPLOYEE BENEFITS (CONTINUED)

(a)	Housing scheme

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

The five individuals whose emoluments were the highest in the Group for the year include one director (2017: one), three senior executives (2017: three) and one supervisor (2017: one). No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office.

The emolument range of each individual is within the band of Nil to RMB471,000 (2017: Nil to RMB498,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

31	OTHER LOSSES– NET

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Loss on disposal of fixed assets—net	(133,073)	(77,026)	(93,914)
Interest income from banks	24,772	18,974	25,209
Government grants	9,769	13,272	15,223
Dividend income from FVOCI(2017: AFS)	5,884	6,473	6,473
Income from compensation	749	295	2,176
Impairment of fixed assets(Note 6)	—	(11,185)	(10,364)
Impairment of construction-in-progress(Note 7)	(5,662)	—	—
Impairment of trade receivables (Note 19)	(6)	(5,904)	—
Unwinding of interest accrued on long-term receivable	2,602	2,868	4,080
Income from disposal of subsidiaries	—	—	81
Renovation cost for the separation and transfer of facilities	—	—	(65,735)
Others	(13,305)	3,756	8,158

	(108,270)	(48,477)	(108,613)

32	FINANCE (INCOME)/COSTS—NET

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Net foreign exchange gains/(loss)	6,374	(7,304)	1,044
Bank charges	(3,823)	(2,866)	(1,674)

	2,551	(10,170)	(630)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

33	INCOME TAX EXPENSE

In 2016, 2017 and 2018, the applicable income tax rate of the Company was 25%.

An analysis of the current year income tax expense is as follows:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Current income tax	379,482	355,579	435,991
Deferred income tax (Note 12)	10,827	(20,215)	(146,225)

	390,309	335,364	289,766

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Profit before tax	1,544,009	1,347,132	1,068,800

Tax calculated at the statutory rate of 25% (2017 and 2016: 25%)	386,002	336,783	267,200
Effect of expenses not deductible for tax purposes	1,928	663	19,647
Effect of income not subject to tax	(3,277)	(3,354)	(3,432)
Tax losses for which no deferred tax asset was recognised	5,656	5,561	9,098
Adjustments for current tax of prior periods	—	(3,886)	(2,335)
Utilisation of previously unrecognised tax losses	—	(403)	(412)

Income tax expense	390,309	335,364	289,766

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

34	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB784,059(2016 and 2017: RMB1,158,253,000and RMB1,015,361,000 ), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2016 and 2017: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2018. The calculation of earnings per equivalent ADS is based on the net profit for the year attributable to equity holders, divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2016 and 2017: 141,670,740 ADSs).

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Profit attributable to owners of the Company	1,158,253	1,015,361	784,059

Weighted average number of ordinary shares in issue	7,083,537	7,083,537	7,083,537

Weighted average equivalent ADSs	141,670	141,670	141,670

Basic and diluted earnings per share	RMB0.16	RMB0.14	RMB0.11

Basic and diluted earnings per equivalent ADS	RMB8.18	RMB7.17	RMB5.53

35	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2016, 2017 and 2018 were all RMB566,683,000 (RMB0.08 per share) respectively.

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Final, proposed, of RMB0.06 (2016 and 2017: RMB0.08) per ordinary share	566,683	566,683	425,012

At the meeting of the directors held on 27 March 2019, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended 31 December 2018, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at 31 December 2018.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

36	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit before income tax to net cash generated from operations:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Profit before income tax:	1,544,009	1,347,132	1,068,800
Adjustments for:
Depreciation of fixed assets (Note 6)	1,518,970	1,662,460	1,609,743
Impairment of fixed assets (Note 6)	—	11,185	10,363
Impairment of construction-in-progress (Note 7)	5,662	—	—
Provision for impairment of materials and supplies (Note 18)	(5,209)	7,844	11,361
Amortisation of leasehold land payments (Note 8)	38,670	45,680	55,782
Loss on disposal of fixed assets and costs on repairs	133,073	321,741	261,476
Amortisation of long-term prepaid expenses (Note 13)	6,968	3,168	12,909
Share of results of associates , net of tax (Note 11)	(7,223)	(6,944)	(7,177)
Dividend income on FVOCI/AFS (Note 31)	(5,884)	(6,473)	(6,473)
Investment income from liquidation of a subsidiary (Note 31)	—	—	(81)
(Reversal of)/provision for impairment of receivables	5	5,901	(1,061)
Amortisation of deferred income	(3,258)	(3,282)	(5,988)
Interest income	(4,353)	(4,647)	(5,845)

Operating profit before working capital changes	3,221,430	3,383,765	3,003,809
Decrease/(increase) in trade receivables	(1,034,064)	(419,349)	230,877
Decrease in materials and supplies	14,432	6,121	39,224
Increase in prepayments and other receivables	(47,594)	(12,975)	(17,218)
Decrease in long-term receivable	2,000	3,000	7,000
Increase in trade payables	34,178	181,554	115,759
Increase/(decrease) in accruals and other payables	22,481	(179,412)	220,571

Net cash generated from operations	2,212,863	2,962,704	3,600,022

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

36	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Net book amount (Note 6)	142,336	336,812	284,658
Receivable arising from disposal of fixed assets	20,349	—	—
Payable arising from disposal of fixed assets	—	(2,457)	(6,715)
Transfer to materials and supplies	(11,662)	(12,087)	(16,075)
Loss on disposal of fixed assets and costs on repairs	(133,073)	(321,741)	(261,476)

Proceeds from disposal of fixed assets	17,950	527	392

37	CONTINGENCY

There were no significant contingent liabilities as at 31 December 2018 and up to the date of approval of these financial statements.

38	COMMITMENTS

(a)	Capital commitments

As at 31 December 2018, the Group had the following capital commitments:

	2017 RMB’000	2018 RMB’000
Contracted but not provided for	1,341,055	899,290

Authorised but not contracted for	518,945	1,765,710

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self-generated operating cash flow.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2018, the related lease rental paid and payable was approximately RMB58,490,000 (2016 and 2017: RMB55,090,000 and RMB57,358,000).

39	BUSINESS COMBINATIONS

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

The following table summarizes the consideration paid for Guangzhou Railway Group, GRCL and GSRC, the fair value of identifiable assets acquired and liabilities assumed at the date of the Acquisition:

	Guangzhou Railway Group RMB’000	GRCL RMB’000	CSRC RMB’000	Total RMB’000
Amount payables arising from the Acquisition(a)	28,657	453,658	249,677	731,992
Less：Employee benefits obligation undertaken to be borne by the Company	—	(9,024)	(15,703)	(24,727)

Total consideration(a)	28,657	444,634	233,974	707,265

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	BUSINESS COMBINATIONS (CONTINUED)

(a)

The total consideration of approximately RMB707,265,000 had been offset against the trade receivables due from Guangzhou Railway Group, GRCL and GSRC to the Group. Therefore, no actual cash outflow occurred in the business acquisition.

As at the completion date of the Acquisition, the fair value of the identifiable assets and liabilities acquired were as below:

Inventories	23,110
Fixed assets	648,890
Construction-in-progress	59,992
Other liabilities	(24,727)

Total identifiable net assets	707,265

Total consideration	707,265

Goodwill	—

The directors of the Company made reference to the valuation report performed by an independent valuer on the acquired businesses when they determined the fair value of the identifiable assets and the liabilities acquired.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See note 10 for the principal subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

(i)	Guangzhou Railway Group and its subsidiaries

Name of related parties	Relationship with the Company

Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangdong Yangcheng Railway Enterprise Co., Ltd.	Subsidiary of the single largest shareholder
GRCL	Subsidiary of the single largest shareholder
GIDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
GSRC	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Company Limited	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Ganshao Railway Company Limited	Subsidiary of the single largest shareholder
Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder
Hainan Railway Company Limited	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Capital Construction Company	Subsidiary of the single largest shareholder
Construction Engineering Company of Yangcheng Railway Industry Development Corporation	Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

(ii)	Associates of the Group:

Associates of the Group
Tiecheng	Associate of the Group
Shentu	Associate of the Group

(iii)	Relationship with CRC and other railway companies

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CRC. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CRC (“Reform”). The Reform was completed since 1 January 2017 and the Company disclosed details of transactions undertaken with CRC Group for both years of 2018 and 2017 for reference. Unless otherwise specified, the transactions with CRC Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

	2016	2017	2018
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	1,425,538	1,505,348	1,861,543
Revenue collected by CRC for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,400,876	1,428,752	1,357,512
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	579,253	660,847	736,492

	3,405,667	3,594,947	3,955,547

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	29,449	23,386	39,383

Services received and purchase made
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	989,778	1,048,524	872,234
Cost settled by CRC for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,628,336	1,720,849	1,898,623
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 38 (b))	55,090	57,358	58,490

	2,673,204	2,826,731	2,829,347

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	11,297	—	—
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	306,988	298,040	451,976
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	469,273	455,716	555,048
Provision of construction services by Guangzhou Railway Group and its subsidiaries (v)	347,409	272,390	180,147

	1,134,967	1,026,146	1,187,171

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenues/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amount determined under national railway engineering guidelines.

(II)	Material transactions with CRC and other railway companies

When the passenger trains and freight trains operated by the Group pass through rail lines owned by other railway companies controlled by the CRC, the Group need to pay those companies for the services rendered (track usage, locomotive traction and electric catenaries service, etc.), and vice versa. The charge rate of such services are instructed by the CRC and are collected and settled by the CRC according to its central recording and settlement systems (see details in note 2.24).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CRC and other railway companies (continued):

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to CRC Group (i)	29,794	81,396	63,364
Revenue collected by CRC for services provided to CRC Group (ii)	1,777,640	1,877,719	2,527,897
Revenue from railway operation service provided to CRC Group (iii)	1,628,143	1,800,692	2,012,880

	3,435,577	3,759,807	4,604,141

Other services
Provision of repairing services for cargo trucks to CRC Group (ii)	323,993	333,917	337,432
Sales of materials and supplies to CRC Group (iv)	7,073	7,185	9,099
Provision of apartment leasing services to CRC Group (iv)	641	722	617

	331,707	341,824	347,148

Services received and purchases made
Transportation related services
Provision of train transportation services by CRC Group (i)	292,754	306,208	283,490
Cost settled by CRC for services provided by CRC Group (ii)	1,376,047	1,395,591	2,161,146

	1,668,801	1,701,799	2,444,636

Other services
Provision of repair and maintenance services by CRC Group (iv)	42,954	31,089	9,440
Purchase of materials and supplies from CRC Group (iv)	15,220	19,258	27,743
Provision of construction services by CRC Group (v)	4,385	—	1,417

	62,559	50,347	38,600

(i)	The service charges are determined based on a pricing scheme set by the CRC or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenue/charges are determined by the CRC based on its standard charges applied on a nationwide basis.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CRC and other railway companies (continued):

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CRC Group (continued):

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amounts determined under national railway engineering guidelines.

(III)	Revenues collected and settled through the CRC:

	2016 RMB’000	2017 RMB’000	2018 RMB’000
- Passenger transportation	6,960,491	7,295,985	7,532,999
- Freight transportation	1,105,061	1,266,122	1,849,360
- Other transportation related services	86,883	112,267	78,935

	8,152,435	8,674,374	9,461,294

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	As at 31 December 2017 and 2018, the Group had the following material balances maintained with related parties:

(I)	Material balances with Guangzhou Railway Group and its subsidiaries:

	2017 RMB’000	2018 RMB’000
Trade receivables	1,435,421	1,934,435
- Guangzhou Railway Group (i)	132,830	586,049
- Subsidiaries of Guangzhou Railway Group (i)	1,302,591	1,348,386
Prepayments and other receivables	44,329	33,957
- Guangzhou Railway Group	3,277	231
- Subsidiaries of Guangzhou Railway Group	41,052	33,726
Prepayments for fixed assets and construction-in-progress	4,352	2,489
- Subsidiaries of Guangzhou Railway Group (ii)	4,352	329
-Associates	—	2,160
Trade payables	681,587	597,050
- Guangzhou Railway Group (i)	61,899	95,048
- Subsidiaries of Guangzhou Railway Group (ii)	619,509	500,385
- Associates	179	1,617
Payables for fixed assets and construction-in-progress	342,519	388,482
- Guangzhou Railway Group	53,821	42,604
- Subsidiaries of Guangzhou Railway Group	220,377	211,486
- Associates	68,321	134,392
Contract liabilities	—	1,100
- Subsidiaries of Guangzhou Railway Group	—	1,096
- Associates	—	4
Accruals and other payables	439,509	454,670
- Guangzhou Railway Group	7,390	9,212
- Subsidiaries of Guangzhou Railway Group (iii)	430,041	443,391
- Associates (iv)	2,078	2,067

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at 31 December 2017 and 2018, the Group had the following material balances maintained with related parties (continued):

(I)	Material balances with Guangzhou Railway Group and its subsidiaries:

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

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

As at 31 December 2017 and 2018, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

(II)	Material balances with CRC Group:

	2017 RMB’000	2018 RMB’000
Due from CRC Group
- Trade receivables	1,372,631	1,015,057
- Other receivables	1,207	1,149

Due to CRC Group
- Trade payables and payables for fixed assets and construction-in-progress	62,620	32,688
- Other payables	6,413	35,851

As at 31 December 2018, all the balances maintained with CRC Group were unsecured, non-interest bearing and were repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41	SUBSEQUENT EVENTS

In addition to the disclosure in note 35, the Group obtained a bank facility amounting to RMB500,000,000 on 15 March 2019. This bank facility was not recorded in the Group’s and the Company’s financial statements as at 31 December 2018.