Form 20-F
period 2019-12-31
GUANGSHEN RAILWAY CO LTD
filed 2020-04-28
CIK 1012139

As filed with the Securities and Exchange Commission on April 28, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Mr. Tang Xiangdong

Telephone: (86-755) 2558-8150

Email: ir@gsrc.com

Facsimile: (86-755) 2559-1480

No. 1052 Heping Road, Luohu District, Shenzhen, People’s Republic of China 518010

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
American Depositary Shares, each representing 50 Class H ordinary shares	GSH	The New York Stock Exchange
Class H ordinary shares, par value RMB1.00 per share	N/A	The New York Stock Exchange*

* Class H ordinary shares are not for trading on The New York Stock Exchange, but only in connection with the registration of American Depositary Shares. The Class H ordinary shares are also listed and traded on The Stock Exchange of Hong Kong Limited.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2019:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000	**

** Includes 152,100,200 H shares in the form of American Depositary Shares.

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

(continued)

ii

(continued)

iii

Forward-Looking Statements

Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of words or phrases such as “is expected to”, “will”, “is anticipated”, “plan to”, “estimate”, “believe”, “may”, “intend”, “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policy of the PRC government, changes in the Pearl River Delta economy and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics, such as the recent COVID-19 pandemic, and political instability in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.

When considering such forward-looking statements, you should keep in mind the factors described in “ITEM 3. KEY INFORMATION – D. Risk Factors” and other cautionary statements appearing in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” of this annual report. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.9618 to US$1.00, the certified exchange rate for December 31, 2019 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all.

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

•	“China” or “PRC” means the People’s Republic of China.

•	“CRH” means a China Railway High-Speed train.

•	“CSRC” means China Securities Regulatory Commission.

•

“CSRG” means China State Railway Group Co., Ltd., f/k/a/ China Railway Corporation or “CRC”, which was set up on March 14, 2013 by the First Session of the 12th National People’s Congress of the PRC to perform the commercial functions formerly performed by the Ministry of Railways and was renamed to its current name with the approval of State Council of PRC on June 18, 2019.

•

“Company”, “we”, “our”, “our Company”, the “Group”, or “us” means Guangshen Railway Company Limited, a joint stock limited company incorporated in Shenzhen, China with limited liability, and its subsidiaries on a consolidated basis.

•	“CSRG Group” means CSRG together with the subsidiaries transferred from MOR.

•	“EMU” means electric multiple unit, a multiple unit train consisting of self-propelled carriages.

•	“GMSR” means Guangmeishan Railway Limited Company.

•	“GRCL” means Guangmeishan Railway Company Limited.

•	“GRGC” means China Railway Guangzhou Group Co., Ltd., f/k/a Guangzhou Railway (Group) Company Limited, our largest shareholder.

•	“GSR” means Ganzhou-Shaoguan Railway Company Limited.

•	“GSRC” or “SR” means Guangdong Sanmao Railway Company Limited.

•	“GZR” means Guangzhou-Zhuhai Railway Company Limited.

•	“HKSE” means the Stock Exchange of Hong Kong Limited.

•	“HKSE Listing Rules” means the Rules Governing the Listing of Securities on the HKSE.

•	“Hong Kong” means The Hong Kong Special Administrative Region of the PRC.

•	“Hong Kong dollars” or “HKD” means Hong Kong dollars, the lawful currency of Hong Kong.

•	“Macau” means the Macau Special Administrative Region of the PRC.

•	“MOF” means the Ministry of Finance of the PRC.

•	“MOR” means the Ministry of Railways, which was dissolved by the First Session of the 12th National People’s Congress of the PRC.

•	“MOT” means Ministry of Transport.

•	“MTR” means MTR Corporation Limited.

•	“NDRC” means the National Development and Reform Commission of the PRC.

•	“PBOC” means the People’s Bank of China.

•	“Pearl River Delta” means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

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

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2018 and 2019, and our Consolidated Comprehensive Income Statements and Consolidated Cash Flow Statements for each of the years ended December 31, 2017, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” The Selected Consolidated Balance Sheets Data as of December 31, 2015, 2016 and 2017 and our Consolidated Comprehensive Income Statements and Consolidated Cash Flow Statements for each of the years ended December 31, 2015 and 2016 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Income Statement Data:
Revenue from Railroad and Related Business
- Passenger transportation	6,997,562	7,358,851	7,757,077	8,108,384	8,009,590	1,150,506
- Freight transportation	1,761,449	1,718,260	1,893,594	1,849,360	2,112,596	303,455
- Railway network usage and other transportation related services	5,874,727	7,093,198	7,644,230	8,865,635	9,903,382	1,422,532

Subtotal	14,633,738	16,170,309	17,294,901	18,823,379	20,025,568	2,876,493
Revenue from other businesses	1,091,571	1,110,195	1,036,521	1,004,639	1,152,783	165,587

Total revenue	15,725,309	17,280,504	18,331,422	19,828,018	21,178,351	3,042,080
Railroad and Related business operating expenses	(13,150,405)	(14,561,793)	(15,850,056)	(17,610,188)	(18,942,185)	(2,720,873)
Other businesses operating expenses	(1,006,330)	(1,076,206)	(1,082,531)	(1,048,025)	(1,134,229)	(162,923)

	Year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Other gains/(losses)-net	(114,627)	(108,270)	(48,477)	(108,613)	(29,096)	(4,179)
Operating profit	1,453,947	1,534,235	1,350,358	1,062,253	1,072,841	154,105
Profit attributable to equity holders of the Company	1,070,822	1,158,253	1,015,361	784,059	748,439	107,507
Operating profit per share	0.21	0.22	0.19	0.15	0.15	0.02
Earnings per share for profit attributable to equity holders of the Company
- Basic and diluted	0.15	0.16	0.14	0.11	0.11	0.02
Dividends declared per share	0.08	0.08	0.08	0.06	0.06	0.01
Earnings per ADS for profit attributable to equity holders of the Company	7.56	8.18	7.17	5.53	5.28	0.76
Balance Sheet Data (at year end):
Working capital	1,338,889	830,610	892,911	(65,568)	226,893	32,691
Fixed assets-net	24,073,759	24,278,032	23,617,138	24,184,248	23,566,081	3,385,056
Leasehold land payments	948,526	1,624,859	1,980,278	1,924,496	—	—

Total assets	31,943,272	32,870,258	33,994,238	35,402,237	36,893,133	5,99,367
Equity attributable to equity holders of the Company	27,462,488	28,054,058	28,684,677	28,852,299	29,175,726	4,190,831
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1,00 per value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	811,893
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	205,593
Cash Flow Statement Data:
Net cash generated from operating activities	2,259,691	1,641,238	2,634,839	3,261,402	2,395,245	344,055
Net cash used in investing activities	(1,349,235)	(1,935,702)	(2,264,647)	(2,113,132)	(2,087,032)	(299,783)
Net cash used in financing activities	(354,710)	(566,683)	(569,333)	(570,032)	(484,632)	(69,613)
Payment for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets; net of related payables	(1,292,273)	(1,973,897)	(2,273,426)	(2,683,053)	(2,441,116)	(350,644)
Dividends paid to the Company’s shareholders	(354,177)	(566,683)	(569,333)	(566,683)	(425,012)	(61,049)

	Year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Other Data:
Railroad transportation operating income	1,483,333	1,608,516	1,444,845	1,510,218	1,083,383	155,620
Other businesses operating income/loss	85,241	33,989	(46,010)	(4,537)	18,554	2,664

(1)

Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.9618 to US$1.00, the certified exchange rate for December 31, 2019 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2019 or on any other date.

Dividends

At a meeting of the directors held on March 30, 2020, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended December 31, 2019, which is to be voted up on at our annual general meeting of shareholders scheduled on June 15, 2020.

This proposed dividend has not been reflected as a dividend payable in the financial statements as of December 31, 2019, but instead as equity attributable to equity holders of our Company.

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

Risks Relating to Our Business

Any recurrence of a global financial crisis or economic downturn could materially and adversely affect our business, financial condition, results of operations and prospects.

The global financial markets have been, and continue to be, volatile. The global financial crisis, concerns over inflation or deflation, energy costs, geopolitical risks, and the availability and cost of financing contributed to the unprecedented levels of market volatility and adversely affected the expectations for the continuous growth of the global economy, the capital markets and the consumer industry. These factors, combined with others, resulted in a severe global economic downturn and also a slowdown in the Chinese economy. This change in the macro-economic conditions had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transported.

Recent events, including the recent potential changes in international policies of the United States, United Kingdom’s vote to exit the European Union and the outbreak of the COVID-19, caused more volatility and a steep and abrupt downturn to the global financial markets and created a level of uncertainty for multi-national companies. Such volatility and downturn may continue as COVID-19 continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the transportation industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our securities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, any recurrence of a global financial crisis as a result of the recent market volatility arising from the concerns over among other issues, the containment of the COVID-19 virus, may adversely affect the growth of the Chinese economy, which could adversely affect our business, financial condition, results of operations and prospects.

Outbreaks of epidemic and pandemic of diseases and governmental responses thereto could adversely affect our business.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers. Any of these public health threats and related consequences could adversely affect our financial results.

The recent outbreak of coronavirus COVID-19, a virus causing potentially deadly respiratory tract infections originating in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, China, Italy, Spain and France have implemented lockdown measures, and other countries and local governments may enact similar policies. As of March 31, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

As a result of these measures, we have experienced the suspension of services at various stations due to closed borders, locked-down cities, and other similar preventative measures that have significantly reducted our passenger volume in the first quarter of 2020 resulting in a substantial drop in revenue from passenger transportation, an increase in costs incurred by the epidemic prevention measures we have taken, and we expect the settlement periods for recovering our trade receivables will be longer which may subject us to higher credit risk. As a result of governmental and civil actions, the domestic COVID-19 outbreak in China has become more controlled and business activities are beginning to increase. Nevertheless, based on a preliminary review and analysis of our unaudited consolidated management accounts for the three months ended March 31, 2020 and information currently available to us, we expect to record a net loss for the first quarter of 2020. If the pandemic continues to evolve into a severe worldwide health crisis, it could continue to materially and adversely affect our business, financial condition, results of operations and prospects.

Rising threats of international tariffs, including tariffs applied to goods traded between the United States and China, could materially and adversely affect the Chinese economy and our business.

Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. More specifically, there have been three rounds of U.S. tariffs on Chinese goods taking effect in 2018 and 2019, some of which prompted retaliatory Chinese tariffs on U.S. goods. The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions on the Company. Furthermore, imposition of tariffs could cause a decrease in freight traffic, which would directly impact our business.

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

We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. In July 2016, the National Development and Reform Commission of the PRC (the “NDRC”), MOT and CSRG jointly approved the construction of an “eight horizontal and eight vertical” highspeed railway network to connect major populous and industry-intensive cities in China. With the establishment of the “eight horizontal and eight vertical” high-speed railway network and the Pearl River Delta Intercity railway network, the number of high-speed trains and intercity trains connecting the Pearl River Delta and other major mainland cities is increasing. The Jiangmen-Maoming section of the Shenzhen-Maomong Railway commenced operation in July 2018, the Shenzhen-Hongkong section of the Guangzhou-Shenzhen-Hongkong high-speed railway commenced operation in September 2018, the Meizhou-Shantou passenger line commenced operation in October 2019, and the Guangzhou-Dongguan-Shenzhen Intercity passenger line commenced operation in December 2019. Although we commenced the operation of more cross-network EMUs between Guangzhou East-Chaozhou/Shantou and Shenzhen-Huaiji and applied new CRH6 EMU for Guangzhou-Shenzhen intercity line to increase our passenger transportation capacity, we may experience a decrease in the number of passengers using our Guangzhou-Shenzhen intercity train and long-distance train services in the future (as we did from 2015 to 2016), which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

See “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Competition” for additional information regarding our competition.

Any significant decrease in the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region and elsewhere in China may have a material adverse effect on our revenue and results of operations.

The volume of freight and the number of passengers we transport are affected by the overall levels of business, industrial, manufacturing and tourism activities within the Pearl River Delta region, especially Guangdong and Hong Kong, which is our main service region, and elsewhere in China, which is in turn affected by many factors beyond our control, such as applicable policies and regulations of the PRC government, perceptions regarding the attractiveness of investing or operating a business within our service region, consumer confidence levels and interest rate levels. Any significant decrease in the overall levels of passenger travel or freight transportation, whether due to an economic slowdown, political and governmental instability in Hong Kong or China, or other reasons, such as freezing weather, floods, earthquake and other natural disasters or the recent COVID-19 pandemic, a recurrence of the SARS epidemic or outbreaks of avian flu, H1N1 or H7N9 influenza, dengue fever, Ebola virus or other similar health epidemics, may have a material adverse effect on our business, results of operations and financial condition. A slowdown in economic growth in China could also adversely impact our customers, prospective customers, suppliers, and partners in China, which could have a material adverse effect on our results of the operations and financial condition. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

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

We are subject to extensive PRC laws and regulations relating to the railway transportation industry. The PRC governmental authorities currently regulate pricing, speed, train routes, new railway construction projects, and investment in the railway transportation industry.

In March 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the Ministry of Railways (“MOR”) was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the Ministry of Transport (“MOT”), other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the China State Railway Group Co., Ltd. (“CSRG”), f/k/a China Railway Corporation (“CRC”) established in March 2013 and was renamed to China State Railway Group Co., Ltd. in June 2019 (the “Reform”). In January 2014, the National Railway Bureau was established. It oversees seven regional railway supervision and administration bureaus, including the Guangzhou Railway Supervision and Administration Bureau, which supervises China Railway Guangzhou Group Co., Ltd., f/k/a Guangzhou Railway (Group) Company (“GRGC”) and China Railway Nanning Bureau Group Company. The Reform was completed on January 1, 2017 and as a result thereof, the actual controlling entity of our Company’s largest shareholder became the CSRG. There may be uncertainty in the division of functions with the MOR or the entities previously controlled or owned by it in our future relationships with the MOT, the National Railway Administration and the CSRG. Our commercial transactions may be renegotiated and the regulatory landscape may change.

Any significant change in the relevant regulations of the PRC government as a result of these reforms or for any other reason is likely to have a material impact on our business and results of operations. In addition, our ability to respond to changes in our market conditions may be limited by those regulations set by the MOT, National Railway Administration and other PRC governmental authorities.

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

Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2017, 2018, and 2019, we paid approximately RMB520.2 million, RMB473.2 million and RMB498.6 million, respectively, in electricity charges. Significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.

Our railroads connect with the railroads of other operators and any disruption in the operation of those railroads, or our cooperation with other operators, could have a material adverse effect on our business and operations.

Our railroads are an integral part of the PRC national railway network. Our railroads connect with the Beijing-Guangzhou line in the north, the Shenzhen-Kowloon rail line in the south, the Guangzhou-Maoming rail line in the west, and the Guangzhou-Meizhou-Shantou rail line in the east, all of which are owned and operated by other operators. See “ITEM 4. INFORMATION ON THE COMPANY – A. History and Development of the Company – Service Territory” for additional information. Our train services use these other railroads to carry passengers and freight to locations outside of our service territory. The performance of our domestic long distance trains services and our Hong Kong Through Trains depends on the smooth operation of these railroads and our cooperation with the operators of these railroads. Any disruption in the operation of these railroads, or our cooperation with any one of these railroad operators for any reason, could have a material adverse effect on our business and results of operations.

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

China Railway Guangzhou Group Co., Ltd., as our largest shareholder and one of our major service providers, may have interests that conflict with the best interests of our other shareholders and our Company.

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

GRGC’s interests may sometimes conflict with the interests of the other shareholders. We cannot assure you that GRGC, as our single largest shareholder, will always vote its shares in a way that benefits the other shareholders of our Company. In addition to its relationship with us as our single largest shareholder, GRGC, by itself or through its affiliates, such as Yangcheng Railway Enterprise Development Company, a wholly owned subsidiary of GRGC, and Guangmeishan Railway Co., Ltd., also provides us with certain services, for which we have limited alternative sources of supply. The interests of GRGC and its affiliates as providers of these services may also conflict with our interests. We have entered into service agreements, and our transactions with GRGC and its affiliates have been conducted on open, fair and competitive commercial terms. However, we only have limited leverage in negotiating with GRGC and its affiliates over the specific terms of the agreements for the provision of these services as there are no alternate suppliers. See “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Major Suppliers and Service Providers” and “ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – B. Related Party Transactions” for additional information regarding the services provided to us by GRGC and its subsidiaries.

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In particular, our Guangzhou locomotive depot and Guangzhou train depot have been identified as key pollutant discharge units by the PRC government’s environmental protection departments in 2019. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2019, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2019, our environmental protection-related expenses for the key pollutant discharge units were approximately RMB4.68 million, mainly related to the maintenance of our environmental protection equipment and sewage discharge upgrades. Although our Guangzhou locomotive depot and Guangzhou train depot are not identified as key pollutant discharge units in 2020 based on an announcement issued by Shenzhen Ecological Environment Bureau on March 13, 2020, in the event any of our depots or operations are identified as key pollutant discharge units by the PRC governemnts in the future, we will likely incur additional liabilities and expenses associated therewith.

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

If we experience any equipment failures, delays, temporary cancellations of schedules, collisions and derailments, or any deterioration in the performance or quality of any of our services, it could result in personal injuries, damage of goods, customer claims of damages, customer refunds and loss of goodwill. These problems may lead to decreases in customers and revenue, damage to our reputation, unexpected expenses, loss of passengers and freight customers, incurrence of significant warranty and repair costs, diversion of our attention from our transportation service efforts or strained customer relations, any one of which could materially adversely affect our business. For example, on July 23, 2011, two high-speed trains collided on the Yongtaiwen railway line in the suburbs of Wenzhou, Zhejiang Province, China. 40 people were killed and 172 people were injured in this accident (the “Wenzhou Railway Accident”). Although we believe we have maintained effective safety measures and there has been no such collision accidents on railway lines operated by us since our inception, we cannot assure you that similar accidents will not occur on our railway lines in the future. The occurrence of any such accident could have a material adverse impact on us.

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.

The nature of our business involves the receipt and storage of personal information about our customers. We have a program in place to detect and respond to data security incidents. To date, all incidents we have encountered have been insignificant. If we commit a significant data security breach or fail to detect and appropriately respond to a significant data security breach, we could be exposed to government enforcement actions and private litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to stop using our services. The loss of consumer confidence from a significant data security breach could hurt our reputation and adversely affect our business, result of operations and financial condition.

Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants, costs incurred in connection with the notifications to employees, suppliers or the general public as part of our notification obligations to the various government authorities that govern our business, or costs to dedicate significant resources to system repairs or other increase cyber security protection. We may also be required to pay fines in connection with stolen customer, employee or other confidential information, or incur significant litigation or other costs.

The revenue or charges for certain long-distance passenger train and freight transportation businesses are ultimately settled by China State Railway Group Co., Ltd. in accordance with the unified settlement rules.

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – B Related Party Transactions” and Note 40 to our audited consolidated financial statements included elsewhere in the annual report, due to the fact that the railway business is centrally managed by CSRG within the PRC, we work in cooperation with CSRG and other railway companies controlled by CSRG for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the CSRG according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the CSRG based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by the CSRG based on our own data and information, the amount of settlement is ultimately settled by the CSRG.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2017, 2018 and 2019, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect our business and operations. For example, on January 1, 2016, the NDRC delegated its authority to set baseline ticket pricing standards for high speed trains to CSRG. If CSRG increases or decreases the ticket prices for trains in our operation area, our revenue from railroad businesses will be affected accordingly. In April 2019, the PRC government lowered the value-added tax rate for railway transportation services from 10% to 9%, and CSRG lowered the baseline pricing standards for national railway transportation services. Accordingly, we lowered our transportation and ticket pricing. For further information on the ticket pricing, see “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Pricing.” We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.

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

The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed floating band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 2012, and further widened the floating band to 2% in March 2014. In recent years, the PBOC has been developing a mechanism for formulating the midpoint rate of the RMB. On August 11, 2015, it announced the implementation of the RMB exchange rate formation mechanism reform to allow the market to play a bigger role in exchange rate determination. As a result, the PBOC guided the RMB weaker by lowering the midpoint rate to reflect the prevailing market rate, while emphasizing the use of the closing rate on the preceding day as a reference when deciding the midpoint rate. In the past few years the exchange rate had been under market pressure to depreciate. PBOC had used up over U.S. $1 trillion of China’s foreign currency reserves to stabilize the currency. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018 and 2019, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “ITEM 3. KEY INFORMATION – A. Selected Financial Data” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK – Currency Risks.” We cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance (the “MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On February 19, 2020, the SEC and the PCAOB issued another joint statement on their ongoing discussion with leading accounting firms about the issues highlighted in their previous joint statement. On April 21, 2020, the SEC and the PCAOB issued another joint statement, which included the highlights of the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address these challenges.

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

While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from The New York Stock Exchange (“NYSE”) or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We are mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi Railway, which is 481.2 kilometers long, running vertically through Guangdong Province. The Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou Railway, which connects Northern China with Southern China. The Guangzhou-Shenzhen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as with the Xiamen-Shenzhen Railway, Guangzhou-Dongguan-Shenzhen Intercity Railway and the East Rail Line in Hong Kong, which form integral components of the transportation network in the PRC.

Passenger transportation is our principal business. As of December 31, 2019, there were 246.5 pairs of passenger trains in our operation area according to the then train schedule, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 92 pairs of inter-city trains between Guangzhou (East) to Shenzhen, and 12 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains and 1 pair of Shenzhen to Huaiji cross-network EMU trains), 10 pairs of Hong Kong Through Trains (including 9 pairs of Canton-Kowloon Through Trains, 1 pair of Zhaoqing-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 131.5 pairs of long-distance trains (including 10.5 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 7 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains). We have adopted an “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed trains” or “CRHs,” every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by us and the MTR Corporation Limited (“MTR”) are one of the most important means of transportation between Guangzhou and Hong Kong. We have organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.

Freight transportation is another important segment of our transportation business. We are well-equipped with comprehensive freight facilities and are able to efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. Our rail lines operated are closely knitted with the major ports in Guangzhou and Shenzhen and are connected to several large industrial zones, logistics zones, and plants and mines in the Pearl River Delta region via railroad sidings. The major market of our freight transportation business is domestic mid-to long-distance transportation, which is a market segment in which we enjoy competitive advantages.

We have extended our passenger and freight transportation business to include railway operation services with the commencement of Wuhan-Guangzhou Passenger Railway Line in December 2009. As of the date of this annual report, we have provided such services to Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangzhou-Zhuhai Railway Company Limited, Xiamen-Shenzhen Railway (Guangdong) Company Limited, Ganzhou-Shaoguan Railway Company Limited, Nanning-Guangzhou Railway Company Limited, Guiyang-Guangzhou Railway Company Limited, Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited, MaoZhan Railway Company Limited, Guangdong Shenmao Railway Company Limited and Guangdong Meizhou-Shantou Passenger Railway Line Company Limited. With the successful completion and commencement of operation of a series of high-speed railways and inter-city railways in the “Pan Pearl River Delta,” our geographical coverage of railway operation service will be more extensive.

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

In 1979, Guangshen Railway Company, our predecessor, in conjunction with Kowloon–Canton Railway, which has been merged into the MTR, was engaged in the joint operation of Hong Kong Through Train passenger services between Guangzhou and Hong Kong.

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

Since April 1, 1996, we have been able to set our own prices for our EMU train services and charge a premium over average national prices for our other passenger and freight train services. See “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Regulatory Overview – Pricing” for a more detailed description of our pricing scheme.

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

On November 30, 2013, we entered into an agreement to acquire the freight service business and related assets of China Railway Express Co., Ltd. Guangzhou Branch (“CREC”) and China Railway Container Transport Co. Ltd. Dalang Processing Station (“CRCT”), the subsidiaries of the CSRG which operate freight service business. The purchase considerations for CREC and CRCT were approximately RMB102.3 million and RMB79.9 million, respectively. On the same day, control of the assets and operations of CREC and CRCT were transferred to us. The results of the operations of the above-mentioned entities have been included in our consolidated comprehensive income statement from November 30, 2013 onwards.

On May 29, 2014, we entered into an agreement with Guangzhou Railway (Group) Company Guangzhou Railway Economic Development Co., Ltd. to acquire certain assets and liabilities in relation to the freight service business. The total amount of assets were RMB161.7 million and total amount of liabilities were RMB39.3 million. The purchase price was approximately RMB122.4 million.

On October 20, 2014, we entered into an agreement with Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company to acquire approximately an additional 17.7% equity interest in Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”). The purchase price was approximately RMB4.7 million. Upon the completion of the acquisition, we held an aggregate of approximately 44.7% equity interest in Zengcheng Lihua. On February 12, 2015, we obtained control of Zengcheng Lihua and began to consolidate its financial statements from that date.

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

As of April 28, 2020, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

Westbound. Our line connects with the Guangzhou-Maoming rail line operated by GSRC, a company in which GRGC holds a 49.1% equity interest, which runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China. Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway commenced operation on December 26, 2014, which are connected with our line at Guangzhou Station since May 2016 by three EMUs operating between Guangzhou and Guiyang North, Guangzhou and Nanning East, and Guangzhou and Guilin North. Nanning-Guangzhou Railway is owned by Nanning-Guangzhou Railway Company Limited, a subsidiary of Nanning Railway Bureau of CSRG . Guiyang-Guangzhou Railway is owned by Guiyang-Guangzhou Railway Company Limited, a subsidiary of Chengdu Railway Bureau of CSRG. We provide the operational services to Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway. Our line also connects with Guangzhou-Foshan-Zhaoqing Intercity Railway, which commenced operation on March 30, 2016 and was jointly invested by Guangdong Provincial Railway Construction Investment Group Co., Ltd. and CSRG.

Eastbound. Our line connects with the Guangzhou-Meizhou-Shantou rail line, Xiamen-Shenzhen rail line and Guangzhou-Dongguan-Shenzhen Intercity passenger line. Guangzhou-Meizhou-Shantou rail line is operated by GRCL, a company in which GRGC holds a 78.2% equity interest. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong. The section of Xiamen-Shenzhen rail line in Guangdong Province is owned by Xiamen-Shenzhen Railway (Guangdong) Company Limited, a subsidiary of GRGC. We provide the operational services to Xiamen-Shenzhen rail line. Guangzhou-Dongguan-Shenzhen Intercity passenger line, which is mainly invested by Guangdong Pronvincial Railway Construction Investment Group Co., Ltd, connects with Guangzhou East to Xintang section of our rail line. At Pinghu, our rail line connects with two local rail lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen—Shekou, Chiwan and Mawan, which is under renovation and expansion to add passenger transport and sea-railway cargo transport capabilities in the future—and the other, Pingyan Railway, serves Yantian port, an international deep-water port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

Capital Expenditure

Our capital expenditure includes payments for acquisition of fixed assets and construction-in-progress, and prepayments for fixed assets, net of related payables. In 2017, 2018 and 2019, our total capital expenditure were RMB2,273.4 million, RMB2,683.1 million and RMB2,430.7 million, respectively.

For more information concerning the Company’s principal capital expenditure and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – B. Liquidity and Capital Resources” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – F. Tabular Disclosure of Contractual Obligations.”

B.	Business Overview

Business Operations

Our principal businesses are railroad passenger transportation, freight transportation, railway network usage and other transportation-related services, which collectively generated 94.6% of our total revenue in 2019. The remaining 5.4% of our total revenue in 2019 mainly consisted of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

In 2019, China achieved a gross domestic product (“GDP”) of RMB99 trillion, representing year-on-year growth of 6.1%. Meanwhile, China’s national railway experienced steady growth in both passenger and freight transportation, with passenger delivery volume and outbound freight tonnage reaching 3.660 billion people and 4.389 billion tons, respectively, representing year-on-year growth of 8.4% and 7.2%, respectively.

Given these positive macro-economic conditions and industrial developments, we managed our operations with a close adherence to our business objectives, implemented activities and campaigns to boost the capacity of our freight transportation services and the quality of our passenger transportation services, and adopted measures to cushion the impact caused by the diversion of traffic to the high-speed railway network and the social instability caused by introduction of the now-withdrawn extradition bill in Hong Kong. During the reporting period, our transportation safety remained stable, and there were steady improvements to our operating revenue; in the meantime, our net profit was comparable to that of the previous year.

In 2019, we achieved a passenger delivery volume of 85.13 million persons, representing a year-to-year decrease of 4.7%; a tonnage of outbound freight of 16.24 million tons, representing a year-to-year increase of 3.4%; generating operating revenues of RMB21,178 million, representing a year-to-year increase of 6.8%; consolidated profits attributable to equity holders of RMB748 million, representing a year-to-year decrease of 4.5%; and basic earnings per share of RMB0.11.

The table below summarizes our railroad and related business revenue and traffic volume for the periods indicated:

	Year Ended December 31,
	2015	2016	2017	2018	2019
Passenger Transportation
Total passenger transportation revenue (RMB millions)	6,997.56	7,358.85	7,757.08	8,108.38	8,009.59
Total passengers (millions)	85.37	84.90	85.13	89.35	85.13
Total passenger-kilometers (millions)	25,989.28	25,479.15	25,528.73	25,497.28	24,058.23
Revenue per passenger-kilometer (RMB)(1)	0.27	0.29	0.34	0.32	0.33
Freight Transportation
Total freight transportation revenue (RMB millions)	1,761.45	1,718.26	1,893.59	1,849.36	2,112.60
- Revenues from freight charges (RMB millions)(2)	1,587.42	1,577.00	1,741.97	1,609.69	1,740.91
- Other revenues from freight transportation (RMB millions)	174.03	141.26	151.62	239.67	371.69
Outbound freight volume—tons (millions)	16.88	15.36	15.86	15.71	16.24
Revenue per ton (RMB)(3)	93.51	102.67	109.83	102.46	107.20
Full-distance volume of outbound freight traffic, or ton-kilometers (millions) (4)	10,874.30	10,302.05	10,700.48	134,417.00	149,982.69
Revenue per ton-kilometer (RMB)(5)	0.16	0.17	0.18	0.014	0.014
Railway Network Usage and Other Transportation Related Services (RMB millions)	5,874.73	7,093.20	7,644.23	8,865.64	9,903.38

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

(4)

Starting from 2018, total ton-kilometers represents represents the full-distance volume of our outbound freight traffic, whereas the “volume of freight traffic” as presented in 2017 and previous years refers to the volume of freight traffic (including the outbound, arrival and pass-through freight) transported over the distance then-managed by us under the section fares system.

(5)

Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. Management believes that revenue per ton-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation is our largest business stream, accounting for 37.8% of our total revenue and 40.0% of our railroad and related business revenue in 2019. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen inter-city express trains;

•	long-distance trains; and

•	Through Trains in Hong Kong.

As of December 31, 2019, there were a total of 246.5 pairs of passenger trains in our operation area according to the then train schedule (each pair of trains meaning trains making one round-trip between two points), of which:

•

105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 92 pairs of inter-city trains between Guangzhou East to Shenzhen, and 12 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains);

•	10 pairs of Hong Kong Through Trains (including 9 pairs of Canton-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains); and

•	131.5 pairs of long-distance trains. Long-distance trains included long-distance passenger trains operated by us between the following departure and terminal stations:

Departure/Terminal Station	Terminal/Departure Station
Guangzhou	Beijing West, Shanghai South, Wuchang, Yantai, Taizhou, Wenzhou, Zhangjiajie West, Xinyi, Jingdezhen North, Bazhong, Maoming

Guangzhou East	Beijing West, Xiamen, Xiamen North, Meizhou, Dabu, Nanxiong, Heyuan

Shenzhen	Beijing West, Shanghai South, Urumqi, Qingdao, Meizhou, Suzhou, Luoyang, Heyuan

Shenzhen East	Chengdu East

Dongguan East	Chengdu, Hefei, Lanzhou West

Shantou	Chongqing North

Huizhou	Dazhou

Sanya	Beijing West

Long-distance trains also included domestic long-distance trains that are operated by other operators but originate or terminate on, or pass through, our railroad.

The table below sets out passenger transportation revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total Passenger Transportation Revenue			Total Passengers			Revenue per Passenger
	2017	2018	2019	2017	2018	2019	2017		2018	2019
	(RMB millions)			(millions)			(RMB)
Guangzhou-Shenzhen Trains	2,566.4	2,877.4	3,102.0	36.9	40.3	40.0	69.6		71.4	77.6
Hong Kong Through Trains	523.4	497.6	261.2	3.6	3.6	1.9	145.4		138.2	137.5
Long-distance Trains(1)	4,206.2	4,158.1	4,111.8	44.6	45.5	43.2	N/A	(1)	N/A	N/A
Other Revenues from Passenger Transportation	461.1	575.4	534.6	—	—	—	—		—	—
Combined passenger operations	7,757.1	8,108.4	8,009.6	85.1	89.3	85.1	N/A	(1)	N/A	N/A

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

Guangzhou-Shenzhen Trains. In 2019, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 38.7% of our railroad passenger transportation revenue. As of December 31, 2019, we operated 105 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains decreased by 0.7% from 40.3 million in 2018 to 40.0 million in 2019. The revenue from our Guangzhou-Shenzhen trains increased by 7.8% from RMB2,877.3 million in 2018 to RMB3,102.0 million in 2019. The increase in revenue of Guangzhou-Shenzhen trains was primarily due to the addition of cross-network EMU trains in 2019.

Hong Kong Through Trains. In 2019, our passenger transportation services on Hong Kong through trains accounted for 3.3% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 10 pairs of Hong Kong Through Trains (including 9 pairs of Canton-Kowloon Through Trains and 1 pair of Beijing West/Shanghai-Kowloon Through Trains). The MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains while we are responsible for the remaining 6 pairs of Hong Kong Through Trains (except for the Shanghai-Kowloon Through Train which is operated by Shanghai Railway Bureau). In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates in the section between Shenzhen Station and Guangzhou East Station.

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

In 2019, the volume of passengers who traveled on the Hong Kong Through Trains decreased by 47.5% from 3.60 million in 2018 to 1.9 million in 2019. The revenue from Hong Kong Through Trains decreased by 48.3% from RMB497.6 million in 2018 to RMB261.1 million in 2019. This decrease in passenger volume and revenue was mainly due to the social instability caused by the introduction of the now-withdrawn extradition bill in Hong Kong in the second half of 2019.

Domestic Long-distance Trains. In 2019, our passenger transportation services on domestic long-distance trains accounted for 51.3% of our railroad passenger transportation revenue. As of December 31, 2019, we operated on a daily basis 131.5 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region, Xinjiang Autonomous Region and Tibet Autonomous Region. In 2019, the number of passengers traveled on our long-distance trains was 43.2 million, representing a decrease of 4.9% from 45.5 million in 2018. Our revenue from long-distance trains in 2019 was RMB4,111.8 million, compared to RMB4,158.1 million in 2018, representing a decrease of 1.1%. The decrease in passenger volume and revenue of long-distance trains was primarily due to the diversion effect from the commencement of the Hong Kong section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link and the optimization of the national high-speed and inter-city railway network.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2019:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2019 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Guangzhou-Foshan-Zhaoqing Intercity Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	24.19

Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Xiamen-Shenzhen Railway, Guangzhou-Dongguan-Shenzhen intercity passenger line, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen, Hong Kong Through Trains	21.75

Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	21.41

Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	2.86

Freight Transportation

Revenue from our freight transportation accounted for 10.0% of our total revenue and 10.6% of our railroad and related business revenue in 2019. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

Revenue from freight transportation business in 2019 was RMB2,112.6 million, an increase of 14.2% from RMB1,849.4 million in 2018. Since January 1, 2018, the pricing model of freight transportation on the national railway system was changed from a segment charging system to a carrier system. As a result, we have collected the whole-route freight transportation fees for the outbound freight delivered by us, and have paid the service fees to other railway companies providing the freight transportation service. Our outbound freight volume was 16.2 million tons in 2019, an increase of 3.4% from 15.7 million tons in 2018. The increase in freight transportation revenue and outbound freight volume was mainly due to the combined effects of steady macro-economic developments, the sustained push of the PRC’s policy of “Highway Transportation to Railway Transportation” and the implementation of the national campaign of improving rail freight transportation capacity. Accordingly, as our outbound freight volume improved, the revenue from freight transportation also increased.

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

Railway Network Usage and Other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 46.8% of our total revenue and 49.5% of our railroad and related business revenue in 2019. In 2019, our revenue from railway network usage and other transportation-related services was RMB9,903.3 million, representing an increase of 11.7% from RMB8,865.6 million in 2018. The increase in revenue from our railway network usage services was mainly due to an increase in the number of goods delivered through railway transportation, the increased revenue from freight transportation railway network usage services as a result of the steady macro-economic developments in China, the PRC government’s implementation of its policies related to “Highway Transportation to Railway Transportation” and expanding railway freight transportation capacity in 2019. The increase in revenue from other transportation services was primarily due to the increase in workload for railway operations and passenger services provided by us during the reporting period driving the growth of related revenue.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2017	2018	2019
	(RMB millions)
Railway Network Usage	3,306.5	3,855.3	4,206.9
Passenger transportation network usage services	3,044.1	2,880.1	2,979.3
Freight transportation network usage services	262.4	975.2	1,227.6
Other Transportation-Related Services(1)	4,337.7	5,010.4	5,696.5
Railway operation services	2,850.0	3,293.2	3,790.4
Other Services(2)	1,487.7	1,717.2	1,906.1

Total	7,644.2	8,865.7	9,903.4

(1)	Other transportation-related services include provision of railway operation services and other services.
(2)	Other services include lease of locomotive and passenger trains, fueling of locomotive and passenger trains, parcel transportation and other transportation.

Other Businesses

Revenue from our other businesses accounted for 5.4% of our total revenue in 2019. Our other businesses mainly consist of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Revenue from our other businesses was RMB1,153 million in 2019, compared to RMB1,005 million in 2018, representing an increase of 14.8%.

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

Hong Kong Through Train tickets are sold in Guangdong Province through Guangzhou East, Changping and Foshan railway stations, as well as through various ticket outlets, hotels and travel agents. In Hong Kong, these tickets are sold exclusively by the MTR. As MTR’s sales network for these tickets is relatively limited, MTR has engaged the China Travel Service (HK) Ltd., or CTS, as the primary agent for such sales on a non-exclusive basis.

In all of our railway stations, we have adopted a real-name system for passenger tickets, and promoted paperless e-ticket services, which allow passengers with valid government IDs to purchase tickets online, at station ticket windows or automatic ticket selling machines. Passengers can choose to pay for tickets by e-payment via WeChat, Alipay and Unionpay. All passengers need to scan codes to pass ticket inspection machines. We also allow passengers to use cash, WeChat or Alipay on the train to extend ticket coverage. As of December 31, 2019, we had a total of 233 automatic ticket selling machines, 316 automatic ticket inspection machines and 206 internet ticket printing machines along our rail line.

The current settlement method for passenger transportation was stipulated by the MOR and is still under execution by CSRG. It provides that all revenue from passenger train services (including revenue generated from luggage and parcel services) is considered passenger transportation revenue and belongs to the railway company that operates that train. The railway company in turn pays other railway companies the fees for the use of their rail lines, hauling services, in-station passenger services, water supply, electricity for electric locomotives and contact wire use fees, etc. Under this settlement method, the railway companies operating the long-distance train services are required to pay us the following fees: (i) the portion of the revenue from the sale of tickets that is higher than the PRC national railway standards due to our special pricing standards and (ii) other fees including those for railroad line usage, in-station passenger service, haulage service, power supply for electric locomotives, usage fees of contact wires and water supply. This settlement method does not apply to the settlement of our revenue from the passenger trains between Guangzhou and Shenzhen, between Beijing and Hong Kong, between Shanghai and Hong Kong, between Zhaoqing and Hong Kong and the Hong Kong Through Trains. See “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Regulatory Overview – Pricing.”

In October 2016, we acquired parts of the railway operation assets of GRCL and GSRC. As a result of the acquisition, we expanded our service scope of railway operation of the Shenzhen-Pinshi rail line to the entire Guangdong Province, which improved the supply of passenger trains and our competitiveness in passenger transportation.

Freight Transportation

In May 2013, CSRG restructured the businesses between CRCT, CREC and China Railway Special Cargo Services Co., Ltd. (“CRSCS”). After the restructuring, CRCT took charge of the container operation and management and left the container transportation business with all relevant assets to State Railway Bureaus (including GRGC). CREC transformed into a logistics company, providing services to the public, while National Railway Bureau was responsible for the operation and management of luggage carts, postal trains, postal and parcel express special trains and operational bases. CRSCS expanded the businesses into container, mail and luggage transportation.

On November 30, 2013, we entered into an asset transfer agreement with China Railway Express Co., Ltd. Guangzhou Branch (“CREC GB”) and China Railway Container Transport Co. Ltd. Dalang Processing Station (“CRCT DS”). CREC GB and CRCT DS are all subsidiaries of CSRG. The consideration for CREC GB and CRCT DS were approximately RMB102.3 million and RMB79.9 million, respectively. On the same day, control of the assets and operations of CREC and CRCT were transferred to us. The results of operations of the above-mentioned entities have been included in our consolidated comprehensive income statements starting on November 30, 2013.

Our revenue from container, postal transportation and postal and parcel express special train services have been included into transportation revenue after business optimization.

We and State Railway Bureaus (including GRGC) pay CSRG a fee for railway containers, which is collected by the CRCT. Special cargo transportation income, partially paid to National Railway Bureau and us as railroad usage fees and locomotive traction fees, is attributable to CRSCS.

In June 2013, CSRG implemented the door-to-door freight fee for railway freight transportation which covers all fees incurred from loading goods, transportation from departure station to arrival station and ultimately to the designated destination. Door-to-door freight fees are charged one-time on the consignor’s account and evidenced by consignment invoice, which lists all chargeable services with corresponding prices.

Since January 1, 2018, we have collected the whole-route freight transportation fees for the outbound freight delivered by us, and have paid the service fees to other railway companies providing the freight transportation service.

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. We compete for long-distance traveling passengers against other railway service providers operating within our service territory. The Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in December 2011, the Beijing-Guangzhou passenger line commenced operation in December 2012, the Xiamen-Shenzhen passenger line commenced operation in December 2013 the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines commenced operation in December 2014, the Jiangmen-Maoming section of the Shenzhen-Maoming passenger line commenced operation in July 2018, the Shenzhen-West Kowloon section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in September 2018, the Meizhou-Shantou passenger line commenced operation in October 2019 and the Guangzhou-Dongguan-Shenzhen intercity passenger line commenced operation in December 2019. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network in the Medium and Long-term Railway Network Planning (2016-2030) with Eight East-West Lines and Eight South-North Lines of high-speed railway network and numerous inter-city railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

With respect to freight transportation, we face increasing competition from truck transportation in the medium-and short-distance freight transportation market as the expressway and highway networks in our service region and neighboring areas have increasingly improved. By comparison, in the long-distance freight transportation market, especially in the areas where water transportation is not well developed, our freight transportation service has many advantages compared to truck transportation due to the higher cost of truck transportation, susceptibility of truck transportation to traffic conditions and a scarcity of heavy duty trucks. Our freight transportation also competes with water transportation as the waterway networks have increasingly improved. Supported by its more extensive network, railway freight transportation is more competitive in terms of speed and safety compared to water transportation, especially in those areas that are far from coasts and main waterways. As air freight is very expensive and attracts a different group of customers, we do not consider that our freight transportation services face significant competition from air freight. In China, a significant portion of the bulky freight with low added-value is still transported by railroad. In addition, CSRG recently proposed to conduct deeper reform to adopt more modernized methods for railway freight transportation, including, but not limited to, the use of the internet to book and manage all cargos, which would further market freight transportation-related services and may increase competition from companies that have adopted more modernized methods in railway freight transportation.

Equipment, Tracks and Maintenance

As of December 31, 2019, we operated 181 diesel locomotives, 60 electric locomotives, 36 EMUs and 2,269 passenger coaches for our operations.

The freight cars we use are all leased from CSRG, to which we pay uniform rental fees based on the national standards set by CSRG. The amounts of such usage fees we paid to CSRG in 2017, 2018 and 2019 were approximately RMB254.2 million, RMB240.3 million and RMB268.2 million, respectively.

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

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2017, 2018 and 2019, we replaced approximately 76 kilometers, 80 kilometers and 20 kilometers of railway lines, respectively.

Major Suppliers and Service Providers

GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2019, we purchased approximately RMB623.4 million in materials and supplies from GRGC and its subsidiaries, which represented 6.2% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – B. Related Party Transactions.”

The companies or bureaus owned or controlled by CSRG, including the GRGC, our single largest shareholder, are our major customers. In 2019, we collected approximately RMB4,481.8 million from GRGC and its subsidiaries, which represented 21.2% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2017, 2018 and 2019, we paid approximately RMB520.2 million, RMB473.2 million and RMB489.6 million, respectively, for electricity charges.

Regulatory Overview

As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations.

Prior to March 14, 2013, we were regulated by the MOR. However, on March 14, 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the MOT, other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the CSRG. The Reform was completed on January 1, 2017 and as a result, the actual controlling entity of our largest shareholder became CSRG. See “ITEM 3. KEY INFORMATION – D. Risk Factors – Risks Relating to Our Business – Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.”

National Railway System

Railroads in the PRC fall largely into three categories: state-owned railroads, jointly owned railroads and local railroads. The PRC central government holds the equity interests in state-owned railroads. According to the 2018 Railway Statistics Bulletin published by the National Railway Administration, in 2018 the weekly passenger and freight carried by state-owned railroads (i.e. railroads controlled by CSRG Group) accounted for 99.4% and 89.5% of those carried by railways nationwide, respectively. Prior to the dissolution of the MOR, the state-owned railway system was operated as a nationwide integrated system under the supervision and management of the MOR. Jointly owned railroads are jointly invested and operated by the central government of the PRC, the local government and other foreign or domestic investors. Local railroads consist of regional lines usually within provincial or municipal boundaries that have been constructed under the sponsorship of local governments or local enterprises to serve local needs. Although the MOR did not operate other railroads, it provided guidance, coordination, supervision and assistance with respect to industry matters to such other railroads. The MOR’s responsibilities include the centralized coordination of train routing and scheduling nationwide, planning of freight shipments and freight car allocations, overseeing equipment standardization and maintenance requirements, and financial oversight and revenue clearing throughout the national railway system. After the dissolution of the MOR, the administrative functions formerly performed by the MOR were assigned to the MOT and the National Railway Administration, while the commercial functions formerly performed by the MOR were assigned to the CSRG.

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

Currently, the plans and schedules for our passenger and freight services that were conducted solely on our own lines were determined by us; while our passenger and freight services that ran beyond our own lines were subject to overall planning and scheduling of GRGC or CSRG.

Where our service runs beyond our own line, clearance by and coordination with GRGC is necessary. Prior to the dissolution of the MOR, to the extent that we operated long-distance services beyond GRGC’s jurisdiction, they were subject to coordination and clearance by the MOR. Currently, they were subject to coordination and clearance by CSRG. In addition, in order to enable GRGC and the MOR to allocate freight cars and control traffic going through connection points, we were required to provide GRGC with prior electronic notice through internal network, on a daily basis, of the number and types of freight cars we required, as well as the number of our freight trains that would go through particular connection points. Currently, the daily notice is still provided to GRGC and the allocation of freight cars and control of traffic through connection points are carried out by GRGC and the CRC. Furthermore, we were required to carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR (and now by CSRG) or GRGC. Revenue from military and diplomatic transport generally account for less than 1% of our total transportation revenue. Emergency aid transport was required only during periods of natural disasters declared by the PRC government, and was provided with reduced fees.

Pricing

Prior to the dissolution of the MOR, the MOR was generally responsible for preparing a proposal for the baseline pricing standards for the nationwide railway system with respect to freight and passenger transportation. Such proposed pricing standards would take effect after being approved by and/or filed with relevant PRC government authorities. Currently, CSRG is responsible for the preparing and filing of such proposal for the baseline pricing standards.

Pursuant to relevant approvals from the National Development and Reform Commission of the PRC (f/k/a State Planning Commission) and other relevant PRC government authorities, we have some discretion to adjust and determine our service price. With respect to our freight transportation services within our Guangzhou-Shenzhen lines, we may set our prices within a range between 50% and 150% of national price levels. With respect to our passenger transportation services, we may set the prices for our regular speed Guangzhou-Shenzhen trains within a range between 25% and 225% of national price levels, and may freely determine the prices for our high-speed express trains between Guangzhou and Shenzhen. In addition, we set the prices for our Hong Kong Through Trains in consultation with MTR, our business partner and the prices for our Hong Kong Through Trains are higher than the prices we charge for our domestic train services.

Environmental Protection

Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. In particular, our Guangzhou locomotive depot and Guangzhou train depot have been identified as key pollutant discharge units by the PRC government’s environmental protection departments in 2018 and 2019. To enforce standards set forth under these laws and regulations, national environmental protection authorities imposed discharge fees in proportion to the amount of discharge prior to January 1, 2018. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures as approved by the relevant agency, or order the closure of any operations that fail to comply with applicable regulations. Based on an announcement issued by Shenzhen Ecological Environment Bureau on March 13, 2020, our Guangzhou locomotive depot and Guangzhou train depot are not identified as key pollutant discharge units in 2020.

In December 2016, the PRC government promulgated the Environmental Protection Tax Law which became effective from January 1, 2018. The Environmental Protection Tax Law has replaced discharge fees with environmental protection tax levies, which are calculated based on the pollution equivalents converted from pollutant emissions.

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. Since the implementation of the Environmental Protection Tax Law in January 1, 2018, we pay regular taxes to local authorities for the discharge of waste substances. In 2019, our environmental protection-related expenses for the key pollutant discharge units were approximately RMB4.68 million, mainly related to the maintenance of our environmental protection equipment.

Insurance

We do not currently maintain any insurance coverage with third party carriers against third party liabilities except compulsory automobile liability insurance. Consistent with what we believe to be the customary practice among railway operators in the PRC, we do not maintain insurance coverage for our property and facilities (other than for our automobiles), for business interruption or for environmental damage arising from accidents on our property or relating to our operations. As a result, in the event of an accident or other event causing loss, destruction or damage to our property or facilities, causing interruption to our normal operations or causing liability for environmental damage or clean-up, we will be liable for such damages. See “ITEM 3. KEY INFORMATION – D. Risk Factors – Risks Relating to Our Business – We have very limited insurance coverage.”

In addition, we have purchased liability insurance for our directors, supervisors and senior executives. We have taken out basic retirement insurance, basic medical insurance, work-related personal injury insurance policies and childbearing insurance for our employees.

C.	Organizational Structure

The following table lists our significant subsidiaries as of December 31, 2019:

Name	Country of Incorporation	Percentage of Interest held by our Company
Dongguan Changsheng Enterprise Company Limited	PRC	51%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Zengcheng Lihua Stock Company Limited (1)	PRC	44.7%

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

As of December 31, 2019, the non-wholly owned subsidiaries individually and in the aggregate were not significant to us. Therefore, the non-wholly owned subsidiaries are not listed hereunder and the financial information of such subsidiaries are not disclosed.

D.	Property, Plants and Equipment

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

As of December 31, 2019, the ownership certificates of land with an aggregate carrying value of approximately RMB56,881,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to our name, and we had not obtained the ownership certificates of the land use rights, or Land Certificates, of certain parcels of land with an aggregate carrying value of approximately RMB1,201.1 million. After consultation with our PRC legal counsel, we believe there is no legal hurdle for us to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary. For additional information regarding the Land Certificates that we have not obtained, see Note 8 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2019, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, which had an aggregate carrying value of approximately RMB1,626.5 million. After consultation with our PRC legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary. For additional information regarding the types of buildings for which we have not obtained Building Ownership Certificates, see Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

Railroad operators typically require substantial land use rights for track, freight and maintenance yards, stations and related facilities. The availability of convenient rail transportation generally enhances the value of land along a rail line. While we have not traditionally engaged in commercial development of our land use rights for use other than in connection with our existing businesses, we are currently exploring opportunities to better monetize our land use rights. For example, in April 2018, we entered into a State-owned Land Use Right Collection and Compensation Agreement with Guangzhou City Land Development Center (“GZLDC”), whereby GZLDC agreed to pay us a one-time fee of approximately RMB1,304.7 million for our land use rights covering an area of 37,117 square meters. As of December 31, 2019, we had received approximately RMB848.1 million of this payment from GZLDC. In addition, in August 2018, we contracted with Guangzhou Railway Property Company, a wholly owned subsidiary of GSRC, to carry out the preliminary work of a comprehensive land development project of the Guangzhou East Freight Yard. We plan to continue to improve our asset returns by enhancing the management and development of our assets.

Any development projects will require approval from PRC government authorities responsible for regulating land development.

As of April 28, 2020, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 41,925 square meters.

For additional information regarding our property, plant and equipment, see “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Equipment, Tracks and Maintenance” and Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved SEC staff comments that are required to be disclosed under this item.

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

For the year ended December 31, 2019, our total revenue was RMB21,178.4 million, profit attributable to equity holders was RMB748.4 million, and earnings per share were RMB0.11. Railroad and related business revenue accounted for 94.3%, 94.9% and 94.6% of our total revenue in 2017, 2018 and 2019, respectively.

Passenger transportation is our principal business. In 2019, the total number of our passengers was 85.1 million, representing a decrease of 5.0% from 89.3 million in 2018. Our passenger transportation revenue was RMB8,009.6 million in 2019, representing a decrease of 1.2% from RMB8,108.4 million in 2018.

Our outbound freight transportation totaled 16.2 million tons of freight in 2019, representing an increase of 3.4% from 15.7 million tons in 2018. Our freight transportation revenue in 2019 was RMB2,112.6 million, representing an increase of 14.2% from RMB1,849.4 million in 2018.

Revenue from our railway network usages and other transportation related services business was RMB9,903.4 million in 2019, representing an increase of 16.0% from RMB8,886.6 million in 2018.

Revenue from our other businesses was RMB1,152 million in 2019, compared to RMB1,005 million in 2018.

Recent Developments

Public Health Risks

COVID-19, which has spread rapidly and enveloped most of the world, is a global public health crisis, resulting in significant disruptions among transportation and travel throughout China, Europe, the United States and other countries, which caused volatility and a steep and abrupt downturn to the global financial markets and created significant uncertainty for multi-national companies. Specifically, we experienced a significant decrease in our passenger volume and an increase in costs to implement epidemic prevention measures in the first quarter of 2020, and we expect the settlement periods for recovering our trade receivables will be longer, which may subject us to higher credit risk. As a result of governmental and civil actions, the domestic outbreak in China has become more controlled and business activities are beginning to increase. Nevertheless, based on a preliminary review and analysis of our unaudited consolidated management accounts for the three months ended March 31, 2020 and information currently available to us, we expect to record a net loss for the first quarter of 2020. We will continue to evaluate the specific impact the COVID-19 outbreak will have on our financial position. The extent of such impact will depend on the development and duration of the pandemic as well as the implementation of control measures. We will continue to closely monitor this public health crisis and evaluate and attempt to mediate its impact on our financial position and operating results.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium-to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the global financial markets and economic downturn as result of the recent COVID-19 pandemic have adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions may have an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we can transport. Although the extent of the impact of the current COVID-19 coronavirus outbreak on our future results is uncertain, the global economic downturn, the stability of the Eurozone and the decreased growth rate of China’s economy may have a material and adverse effect on our businesses, results of operations and financial condition.

In 2019, we believe China’s economy successfully withstood external challenges, ongoing intensified economic and trading conflicts, as well as the changes in the steady-state economy. China’s national GDP reached RMB99 trillion representing a year-on-year growth of 6.1%. Meanwhile, the national railway showed steady growth in both passenger and freight transportation, with passenger delivery volume and outbound freight tonnage reaching 3.660 billion people and 4.389 billion tons, respectively, representing year-on-year increments of 8.4% and 7.2%, respectively.

Competitive Pressure from Other Railway Operators and Other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. With the establishment of the “four horizontal and four vertical” high-speed railway network, more high-speed trains that connect the Pearl River Delta region and other major mainland cities are available to the public, including the Guangzhou-Shenzhen section of the Guangzhou-Shenzhen-Hong Kong passenger line which commenced operation in December 2011, the Beijing-Guangzhou passenger line which commenced operation in December 2012, the Xiamen-Shenzhen passenger line which commenced operation in December 2013, the Nanning-Guangzhou and Guiyang-Guangzhou passenger lines which commenced operation in December 2014, the Jiangmen-Maoming section of the Shenzhen-Maoming passenger line commenced operation in July 2018, the Shenzhen-West Kowloon section of the Guangzhou-Shenzhen-Hong Kong passenger line commenced operation in September 2018, the Meizhou-Shantou passenger line commenced operation in October 2019 and the Guangzhou-Dongguan-Shenzhen intercity passenger line commenced operation in December 2019. As a result, the number of passengers traveling by our long-distance train services decreased recently. In response to such competition, we adjusted the operational scheme of passenger transportation to increase the number of pairs of long-distance trains. In addition, the opening of the Guangzhou-Shenzhen high speed railway, the rapid growth in the number of privately owned vehicles and a higher penetration of bus services also affected the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services. We also expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens.

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

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenue

In 2019, our total revenue was RMB21,178.4 million, representing an increase of 6.8% from RMB19,828.0 million in 2018. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services was RMB8,010 million, RMB2,113 million and RMB9,903 million, respectively, accounting for approximately 37.8%, 10.0% and 46.8% of our total revenue in 2019, respectively.

Passenger Transportation. Revenue from passenger transportation accounted for 37.8% of our total revenue and 40.0% of our railroad and related business revenue in 2019. As of December 31, 2019, we operated 246.5 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 92 pairs of inter-city trains between Guangzhou East to Shenzhen, 12 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 10 pairs of Hong Kong Through Trains (including 9 pairs of Canton-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 131.5 pairs of long-distance trains (including 10.5 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 7 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains).

In 2019, the total number of our passengers was 85.1 million, representing a decrease of 4.7% from 89.4 million in 2018. Our passenger transportation revenue was RMB8,009.6 million in 2019, representing a decrease of 1.2% from RMB8,108.4 million in 2018. During the reporting period, we actively organized the addition of cross-network EMU trains and long-distance trains in several cities (such as the cross-network EMU trains from Guangzhou East to Chaozhou-Shantou and from Shenzhen to Huaiji, and the long-distance trains from Guangzhou East to Shantou, Guangzhou East to Heyuan, and Shenzhen to Heyuan). However, with the diversion effect from the commencement of the Hong Kong section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link and the optimization of the national high-speed and inter-city railway network, coupled with the impact caused by the introduction of the now-withdrawn extradition bill in Hong Kong in the second half of 2019, our annual passenger delivery volume still recorded a decline, and revenue from passenger transportation also decreased accordingly.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2018 and 2019:

	Year Ended December 31,		Change from
	2018	2019	2018 to 2019
Revenue from passenger transportation (RMB thousands)	8,108,380	8,009,590	(1.2%)
Total passengers (thousands)	89,348	85,130	(4.7%)
Total passenger-kilometers (millions)	25,497	24,058	(5.6%)
Revenue per passenger-kilometer (RMB)	0.32	0.33	4.7%

Freight Transportation. Revenue from our freight transportation accounted for 10.0% of our total revenue and 10.6% of our railroad and related business revenue in 2019.

Revenue from our freight transportation business in 2019 was RMB2,112.6 million, an increase of 14.2% from RMB1,849.4 million in 2018. The total tonnage of outbound freight we transported in 2019 was 16.2 million tons, representing an increase of 3.4% from 15.7 million tons in 2018. The increases in revenue from freight transportation and outbound freight volume were mainly due to a combination of the steady macro-economic developments, the sustained push of the PRC’s policy of “Highway Transportation to Railway Transportation” and the implementation of the national campaign of improving rail freight transportation capacity.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2018 and 2019:

	Year Ended December 31,		Change from 2018 to 2019
	2018	2019
Revenue from freight transportation (RMB millions)	1,849.36	2,112.60	14.2%
- Revenue from freight charges	1,609.69	1,740.91	8.2%
- Revenue from other freight transportation services	239.67	371.69	55.1%
Outbound freight volume (millions of tons)	15.71	16.24	3.4%
Revenue per ton (RMB)(1)	102.46	107.20	4.6%
Total ton-kilometers (millions)	134,417.00	149,982.69	11.6%
Revenue per ton-kilometer (RMB)(2)	0.014	0.014	0.0%

(1)	Revenue per ton is calculated by dividing revenues from freight charges by total tonnage of outbound freight.
(2)	Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers.

Railway Network Usage and Other Transportation Related Services. Revenue from our railway network usage and other transportation related services accounted for 46.8% of our total revenue and 49.5% of our railroad and related business revenue in 2019. Railway network usage and other transportation related services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. Revenue from our railway network usages and other transportation related services business was RMB9,903.4 million in 2019, representing an increase of 11.7% from RMB8,865.6 million in 2018. The increase in revenue from railway network usage was primarily due to a combination of steady macro-economic developments, the sustained push of the PRC’s policy of “Highway Transportation to Railway Transportation” and the implementation of the national campaign of improving rail freight transportation capacity, and the number of goods delivered through railway transportation.

The increase in revenues from other transportation services was mainly due to the increase in workload for railway operations and passenger services provided by us during the reporting period driving the growth of related revenue.

Other Businesses. Our other businesses mainly consist of train repair, on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation. In 2019, revenues from other businesses was RMB1,153 million, representing an increase of 14.8% from RMB1,005 million in 2018, primarily due to the increase in revenue from station usage fees and exclusive agency fees we received for new rail lines opened in 2019.

Operating Expenses

In 2019, our total operating expenses were RMB20,076.4 million, representing an increase of 7.6% from RMB18,658.2 million in 2018.

The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2018 and 2019.

	Year Ended December 31,
	2018	2019
Railroad and related business revenue (RMB millions)	18,823.4	20,025.6
Business tax and surcharge	0.1%	0.3%
Employee benefits	36.7%	37.5%
Equipment leases and services	28.5%	28.5%
Land use right leases	0.3%	0.0%
Materials and supplies	7.1%	7.1%
Repairs and facilities maintenance costs, excluding materials and supplies	4.9%	5.4%
Depreciation of right-of-use assets	0.0%	0.3%
Depreciation of fixed assets	8.4%	8.1%
Cargo logistics and outsourcing service charges	0.9%	1.1%
Amortization of leasehold land payments	0.2%	0.0%
Utility and office expenses	0.5%	0.7%
Others	5.8%	5.7%
Operating expenses ratio	93.6%	94.6%
Railroad and related business operating margin	6.4%	5.4%

Note: (1) Total railroad operating expenses as a percentage of railroad and related business revenue.

Railway Operating Expenses. Our total railway operating expenses increased by 7.6% to RMB18,942.2 million in 2019 from RMB17,610.2 million in 2018. This increase was primarily driven by:

(i) increases in wages and welfare expenses due to industry-wide wage adjustments;

(ii) additions or extensions of cross-network EMU trains (such as from Guangzhou East to Chaozhou-Shantou, and from Shenzhen to Huaiji), additions of long-distance trains in several cities (such as from GuangzhouEast to Shantou, from Guangzhou East to Heyuan, and from Shenzhen to Heyuan), and the increase in outbound freight volume, which accordingly led to an increase in the costs of equipment rental and service fees;

(iii) the addition of cross-network EMU trains and long-distance trains, and the increase in workload of railway operations and passenger services provided by the Company, which accordingly increased consumption of materials and utilities, as well as passenger service fees and other costs; and

(iv) the implementation of designated rectification projects for the purpose of expediting the achievement of goals for rail lines which provide railway operation services, which accordingly led to an increase in the maintenance costs of rail lines.

Profit from Operations

Our profit from operations increased by 1.0% to RMB1,072.8 million in 2019 from RMB1,062.3 million in 2018, primarily due to an increase in revenue from freight transportation and outbound freight volume, railway network usage services, other transportation services and other business, which was offset by the decrease in revenue from passenger transportation and passenger delivery volume in 2019.

Taxation

In 2019, according to relevant tax regulations, our subsidiaries were subject to income tax at the rate of 25%. Our income tax expense was RMB261.1 million in 2019, representing a decrease of 9.9%, compared to RMB289.8 million in 2018. The effective tax rate of 25.9% in 2019 was lower than the effective tax rate of 27.1% in 2018.

Profit Attributable to Equity Holders of our Company

As a result of the above, our profit attributable to equity holders of our Company decreased by 4.5% to RMB748.4 million in 2019 from RMB784.1 million in 2018.

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

In 2018, the total number of our passengers was 89.4 million, representing an increase of 5.0% from 85.1 million in 2017. Our passenger transportation revenue was RMB8,108.4 million in 2018, representing an increase of 4.5% from RMB7,757.1 million in 2017. Despite the commencement of the Hong Kong section of Guangzhou-Shenzhen-Hong Kong Express Rail Link and the diversion effect from the optimizing of the high-speed railway network, coupled with the decreased revenue from the through trains and long-distance trains operated by us, both the passenger transportation volume and revenue of the Guangzhou-Shenzhen inter-city trains recorded considerable increases as driven by the increase in its capacity. The increase in passenger transportation revenues was mainly due to the combined effect of the above as the overall revenues from passenger transportation still achieved growth during the reporting period. The increase in passenger transportation revenues and passenger delivery volume was mainly due to the following: (a) we increased the number of cross-network EMU trains between Guangzhou East to Chaozhou-Shantou from 8 pairs to 10 pairs each day since September 21, 2017; (b) we also utilized the high-capacity CRH6A EMU trains for some of the Guangzhou East to Shenzhen inter-city trains since the Spring Festival of 2018, coupled with the adoption of “3+4” (Tuesday, Wednesday and Thursday for the regular schedule and the other four days of the week for the busy schedule) operation model for inter-city trains between Guangzhou East to Shenzhen since April 10, 2018, resulting in the increase in the capacity and the number of pairs of the trains; and (c) the addition of 1 pair of cross-network EMU trains from Guangzhou East station to Xiamen since July 1, 2018.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2017 and 2018:

	Year Ended December 31,		Change from
	2017	2018	2017 to 2018
Revenue from passenger transportation (RMB thousands)	7,757,077	8,108,380	4.5%
Total passengers (thousands)	85,133	89,348	0.3%
Total passenger-kilometers (millions)	25,529	25,497	0.2%
Revenue per passenger-kilometer (RMB)	0.30	0.30	3.4%

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

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2017 and 2018:

	Year Ended December 31,		Change from
	2017	2018	2017 to 2018
Revenue from freight transportation (RMB millions)	1,893.59	1,849.36	(2.3%)
- Revenue from freight charges	1741.97	1609.69	(7.6%)
- Revenue from other freight transportation services	151.62	239.67	58.1%
Outbound freight volume (millions of tons)	15.86	15.71	(0.9%)
Revenue per ton (RMB)(1)	109.83	102.46	(6.7%)
Total ton-kilometers (millions)(2)	10,700	134,417.00	N/A
Revenue per ton-kilometer (RMB)(3)	0.18	1.014	N/A

(1)	Revenue per ton is calculated by dividing revenues from freight charges by total tonnage of outbound freight.
(2)

Starting from 2018, total ton-kilometers represents the full-distance volume of our outbound freight traffic, whereas the “volume of freight traffic” as presented in 2017 and previous years refers to the volume of freight traffic (including the outbound, arrival and pass-through freight) transported over the distance then-managed by us under the section fares system. As a result of such change in calculating the volume of freight traffic, the total ton-kilometers presented in 2017 and 2018 are not comparable.

(3)	Revenue per ton-kilometer is calculated by dividing total freight revenue by total ton-kilometers. As noted under (2) above, the revenue per ton-kilometer presented in 2017 and 208 are not comparable.

Railway Network Usage and Other Transportation Related Services. Revenue from our railway network usage and other transportation related services accounted for 44.7% of our total revenue and 47.1% of our railroad and related business revenue in 2018. Railway network usage and other transportation related services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. Revenue from our railway network usages and other transportation related services business was RMB8,865.6 million in 2018, representing an increase of 16.0% from RMB7,644.2 million in 2017. The increase in revenue from railway network usage was primarily due to an increase in revenues from railway network usage of freight transportation as a result of the implementation of a consignment settlement system for railway freight transportation as required by CSRG, effective January 1, 2018, which requires the full freight transportation fee to be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services.

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

(ii) the implementation of a consignment settlement system for railway freight transportation in accordance with the requirement of CSRG, which became effective on January 1, 2018. Accordingly, the full freight transportation fee will be received by the carriers, which in turn pay service fees to other railway corporations for the provision of transportation services. Such change in the freight transportation settlement system resulted in an increase in equipment leasing and service fees;

(iii) the additional cross-network EMU trains between Guangzhou East to Chaozhou-Shantou and inter-city trains from Guangzhou East to Shenzhen, and the increase in the provision of railway operation services, altogether inducing the corresponding increase in the consumption of materials and utilities, and passenger service costs.

Profit from Operations

Our profit from operations decreased by 21.3% to RMB1,062.3 million in 2018 from RMB1,350.4 million in 2017, primarily due to a rise in the cost of railways, which was primarily attributable to (i) the upward adjustment of the industry-wide pay level and the increase in the provision of railway operation service, which induced a rise in wages and welfare expenses; (ii) as stated above, the implementation of a consignment settlement system for railway freight transportation on January 1, 2018, which resulted in an increase in equipment leasing and service fees; and (iii) increases in the consumption of materials and utilities, and passenger service costs as a result of the additional cross-network EMU trains between Guangzhou East to Chaozhou-Shantou and inter-city trains from Guangzhou East to Shenzhen, and the increase in the provision of railway service.

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

(a)	Revenue from Railroad and Related Business

The operations of our railway business form part of the nationwide railway system in the PRC and they are supervised and governed by CSRG. We render passenger transportation and freight transportation services, and we collect the related service fees and charges from our customers or other railway companies.

The respective fares and charges of the services, and the processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by CSRG.

Revenue from Passenger Transportation

Passenger transportation generally includes transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by us as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CSRG through the central clearance system.

Revenues are recognized over time when the train transportation services are rendered. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

Revenue from Freight Transportation

We also provide freight transportation services. Service information and computation of the attributable revenues entitled by us are processed by the central clearance system of CSRG.

The revenues are recognized at gross amounts over time in the accounting period in which the services are rendered.

Revenue from Railway Network Usage and Other Transportation Related Business

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by us together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CSRG. The revenue from network usage services are recognized over time in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by us and all proceeds are collected by us directly.

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

For more details relating to IFRS 15, please see “ITEM 3. KEY INFORMATION – A. Selected Financial Data” for more details of the disaggregated revenue.

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

We will renew the term of land use rights upon their expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for possible competing public interests. In addition, based on the provision of the land use right lease agreement entered into with the single largest shareholder, we can renew the lease at its own discretion upon expiry of the lease term. Based on the above consideration, our directors consider the current estimated useful lives of those assets to be reasonable.

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

We assess on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost, including trade receivables, other receivables.

Our management recognized provision for credit losses on the basis of exposure at default and expected credit loss rates, or ECL rates, which include consideration of historical credit loss experience, current status and forward-looking information. For financial assets subject to ECL measurement except trade receivables, on each balance sheet day, we assess the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, “Three-stage” expected credit loss models are established and staging definition are set for each of these financial assets class.

A financial instrument which are not considered to have significantly increased in credit risk since initial recognition is classified in “Stage 1”. The impairment provision is measured at an amount equal to the 12-month expected credit losses for these financial assets.

If a significant increase in credit risk since initial recognition is identified but the financial instrument is not yet deemed to be credit-impaired, the financial instrument is moved to “Stage 2”. The impairment provision is measured based on expected credit losses on a lifetime basis.

If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”. The impairment provision is measured based on expected credit losses on lifetime basis.

For the financial Instruments in Stage 1 and Stage 2, we calculate the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

For trade receivables, we apply the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

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

Details of impairment charge, key assumptions and impact of possible changes in key assumptions are disclosed in note 9 to our audited consolidated financial statements included elsewhere in this annual report.

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

Recently Adopted Accounting Standards

In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2019:

•	IFRS 16 Leases;

•	Prepayment Features with Negative Compensation – Amendments to IFRS 9;

•	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28;

•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle;

•	Plan Amendment, Curtailment or Settlement – Amendments to IAS 19; and

•	Interpretation 23 Uncertainty over Income Tax Treatments.

Except for the impact of adopting IFRS 16 Leases, our directors consider that the adoption of these accounting standards did not have any impact on the amounts recognized in prior periods. Most of the amendments will also not affect the current or future periods. We had to change our accounting policies as a result of adopting IFRS 16, and elected to adopt the new rules retrospectively but recognised the cumulative effect of initially applying the new standard on 1 January 2019. For additional information, see details set out in Note 2.2 to our audited consolidated financial statements included elsewhere in this annual report.

New Accounting Pronouncements

Details of the new accounting pronouncements are set out in Note 2.1(d) to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Exchange Impact

We have certain U.S. dollar-denominated and HK dollar-denominated assets. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and each of the RMB and the HK dollar. For details, see “ITEM 3. KEY INFORMATION – A. Selected Financial Data” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK – Currency Risks.”

Inflation

Inflation does not materially affect our business or the results of our operations.

B.	Liquidity and Capital Resources

Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.

We generated approximately RMB2,395.2 million of net cash flow from operating activities in 2019. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2019, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures for the purchase of fixed assets and construction in progress of approximately RMB2,441.1 million, representing a decrease of 9.0% from RMB2,683.1 million in 2018;

•	payment of dividends of approximately RMB425.0 million; and

•	income tax expenses of approximately RMB261.1 million.

Our capital expenditures for 2019 consisted primarily of the following projects:

•	purchase of CRH6A EMUs;

•	the reconstruction of automatic inter-locking equipment from the Guangzhou to Pingshi section of the Beijing-Guangzhou railway;

•	improvements in system adaptability for the traction power supply system from the Pingshi to Guangzhou section of the Beijing-Guangzhou railway;

•	capacity expansion of the Guangzhou North vehicle section;

•	reconstruction of the Guangzhou East to Xintang section of the Guangshen lines III and IV.; and

•	construction of Shipai employee’s public rental housing in Guangzhou.

Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB1,562.3 million as of December 31, 2019.

As of December 31, 2019, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

On March 15, 2019, we obtained a credit facility from China Construction Bank Shenzhen Branch for RMB500.0 million that was not recorded in the December 31, 2018 financial statements. As of the date of this annual report, we have not drawn down any funds from this credit facility.

On February 27, 2020, we obtained a credit facility from China Construction Bank Shenzhen Branch for RMB1,000 million that was not recorded in the December 31, 2019 financial statements. As of the date of this annual report, we have not drawn down any funds from this credit facility.

Cash Flow

Our net cash and cash equivalents as of December 31, 2019 decreased by approximately RMB176.4 million from December 31, 2018. Our principal source of capital was revenue generated from operating activities.

The following table sets forth certain items in our consolidated cash flow statements for 2017, 2018 and 2019, and the percentage change in these items from 2018 to 2019:

	Year Ended December 31,			Change from 2018 to 2019
	2017	2018	2019
	(RMB thousands)
Net cash generated from operating activities	2,634,839	3,261,402	2,395,245	(26.6%)
Net cash used in investing activities	(2,264,647)	(2,113,132)	(2,087,032)	(1.2%)
Net cash used in financing activities	(569,333)	(570,032)	(484,632)	(15.0%)
Net (decrease)/increase in cash and cash equivalents	(199,141)	578,238	(176,419)	(130.5%)

Our net cash inflow from operating activities decreased to RMB2,395.2 million in 2019 from RMB3,261.4 million in 2018, primarily due to a decrease of revenue in railway operation services and an increase in compensation to employees, taxes and other expenses in 2019.

Our net cash inflow from operating activities increased to RMB3,261.4 million in 2018 from RMB2,634.8 million in 2017, primarily due to improved collection of the trade receivables from the state-owned railroad companies and companies in transportation industry.

Our net cash used in investment activities decreased from RMB2,113.1 million in 2018 to RMB2,087.0 million in 2019, primarily due to a decrease in investment in fixed assets and on-going construction projects and decrease in advances received from disposal of assets.

Our net cash used in investment activities decreased from RMB2,264.6 million in 2017 to RMB2,113.1 million in 2018, primarily due to the receipt of payments made by the local government for land use rights we deposited to them according to the Resumption Compensation Agreement, dated as of April 19, 2018, among the Company, Guangzhou Land Development Center, and other vendors.

Our net cash used in financing activities decreased to RMB484.6 million in 2019 from RMB570.0 million in 2018, primarily due to a decrease in dividend distribution.

Our net cash used in financing activities increased to RMB570.0 million in 2018 from RMB569.3 million in 2017, primarily due to the distribution of remaining assets to minority shareholders as a result of the liquidation of certain subsidiaries in 2018.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2019, our expenses for the purchase of fixed assets and payments for construction-in-progress totaled RMB2,441.1 million. In addition, we paid RMB261.1 million for income taxes and approximately RMB425.0 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2020.

C.	Research and Development, Patents and Licenses, etc.

We do not generally conduct our own research and development with respect to major capital projects. In the past, in connection with our high-speed train and electrification projects, our predecessor relied upon the engineering and technical services of various research and design institutes under the CSRG. In recent years, we conducted limited research and development activities in connection with the implementation of automated ticketing, including the development of related computer software.

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2020. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2020.

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

In addition, the current volatility of the global financial markets and economic downturn as a result of the COVID-19 pandemic has adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions has had an adverse impact on our business and operations by causing a decrease in the number of passengers and the volume of freight that we transport. In addition, while China’s economy, as well as other national economies around the world, seems poised to begin to recover, the sustainability of these recoveries is uncertain due to the unpredictability of the pandemic and its potential resurgence. With the still complicated and evolving domestic and international economic environment, China’s economy still face greater downward pressure, which may suppress the demand growth of passenger and freight transportation. Finally, the institution by some governments of new trade tariffs generally, and specifically between the United States and China, poses a potential risk to the Chinese economy and to our freight transportation.

Nevertheless, we believe the Chinese railway industry will continue to grow in the coming years in light of the launch of certain government policies. There are expected to be stable investments in the country’s railway industry from 2016 to 2020 in accordance with the Thirteenth Five-Year Plan on National Economics and Social Development of the PRC and in July 2016, the NDRC, Ministry of Transport and CSRG jointly issued the Medium to Long Term Plan for Railway Network Development (the “Plan”), which sets out the railway network development plan for the period of 2016 to 2025. According to the Plan, by the year 2020, a series of landmark railway projects will be completed and put into operation, extending the length of railways in China to 150,000 kilometers, representing a 24.0% increase from 121,000 kilometers at the end of 2015. Length of high speed rails will increase to 30,000 kilometers, representing a 57.9% increase from 19,000 kilometers at the end of 2015. During the same period, the PRC government expects to invest more than RMB2.8 trillion in railway network development.

Looking into 2020, we believe China remains in a strategic opportunity phase for its development even though the rate of growth in China may not be maintained at historical levels. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to continue to develop in a more scientific, orderly, sustained and stable manner, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and lease liabilities as of December 31, 2019 for the periods indicated.

	Payment Due by Period (RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Capital Expenditure Obligation(1)	804,298	804,298	—	—	—
Lease liabilities(2)	5,088,630	58,490	116,980	116,980	4,796,180
Total	5,892,928	862,788	116,980	116,980	4,796,180

(1)	See Note 38(a) to our audited consolidated financial statements, “Capital Commitments.”
(2)

On adoption of IFRS 16 from January 1, 2019, we recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 Leases. See Note 2 “Changes in Accounting Policies” and Note 8 “Right-of-Use Assets and Lease Liabilities” to our audited consolidated financial statements.

Based on the current progress of our new projects, we estimate that our capital expenditures for 2020 will amount to approximately RMB1.98 billion and will consist primarily of the following projects:

•	the improvements in system adaptability of the traction power supply system for the Pingshi to Guangzhou section of the Beijing-Guangzhou line;

•	the reconstruction of automatic blocking and computer inter-locking equipment for the Guangzhou to Pingshi section of the Beijing-Guangzhou Railway line;

•	the reconstruction of Jiangcun Preparation Station in Guangzhou Locomotive Depot;

•	the renovation of the CTC system of Guangzhou-Shenzhen line and the train control system of Guangzhou-Shenzhen lines I and II; and

•	the drainage reconstruction of Dayaoshan Tunnel on the Beijing-Guangzhou line.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. Guo Jiming, Zhang Zhe and Guo Xiangdong were elected at our extraordinary general meeting held on December 23, 2019 by cumulative voting. Guo Ji’an was elected at our annual shareholders’ general meeting held on June 6, 2018 by cumulative voting, and our other directors were re-elected at our annual shareholders’ general meeting held on June 15, 2017 by cumulative voting. The business address of each of our directors is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China 518010.

The table below sets forth the information relating to our directors as of April 28, 2020:

Name	Age	Position	Date First Elected or Appointed
Wu Yong	56	Chairman of the Board of Directors and Executive Director	2014
Hu Lingling	56	Executive Director	2016
Guo Ji’an	47	Non-executive Director	2018
Guo Jiming	52	Non-executive Director	2019
Zhang Zhe	48	Non-executive Director	2019
Guo Xiangdong	54	Executive Director	2019
Chen Song	47	Independent Non-executive Director	2014
Jia Jianmin	62	Independent Non-executive Director	2014
Wang Yunting	61	Independent Non-executive Director	2014

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

Guo Ji’an is our non-executive director. Mr. Guo holds a bachelor’s degree and is a senior engineer. He had served successively as the vice director of the transportation department of GRGC, the general manager of Guangzhou Branch of China Railway Container Transportation Limited, the director of the transportation department of GRGC, the deputy chief engineer of GRGC, and the deputy in charge of the preparation team of Beijing-Shanghai Passenger Railway Line Company, and the director and deputy general manager of GRGC. Mr. Guo is currently the director and general manager of China Railway Ji’nan Group Co., Ltd.

Guo Jiming is our non-executive director. Mr. Guo holds a bachelor’s degree and is a certified senior accountant. He had previously served as the deputy head of the Finance Subsection of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the head of the Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau and the chief accountant of China Railway Jinan Group Co., Ltd. He is currently a director and the chief accountant of GRGC.

Zhang Zhe is our non-executive director. Mr. Zhang holds a bachelor’s degree and is a senior engineer. He had previously served as the station master of Tangxi Station and the director of the Sub- division of Freight Transportation Marketing of the Yangcheng company headquarters of GRGC, the deputy director of the Safety Supervision Sub-office of Guangzhou Railway Office, the deputy station master of Jiangcun Station of the Company, the head of Zhaoqing Train Section of SR, and the station master of Guangzhou South Station of the Company. He is currently the director of the Passenger Transport Department of GRGC.

Guo Xiangdong is our executive director and is the Chairman of the Labor Union of the Company. Mr. Guo holds a bachelor’s degree and an MBA degree, and is an economist. He had previously served as the Deputy Section Chief, the Deputy Director and the Director of the Secretariat of the Board, the Deputy General Manager of the Company and the Secretary of the Board.

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

Supervisors

The table below sets forth the information relating to our supervisors as of April 28, 2020:

Name	Age	Position	Date First Elected or Appointed
Liu Mengshu	56	Chairman of the supervisory committee.	2014
Xiang Lihua	46	Supervisor	2019
Chen Shaohong	53	Supervisor	2008
Meng Yong	52	Supervisor	2019
Zhou Shangde	49	Supervisor	2015
Song Min	49	Supervisor	2014

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

Xiang Lihua is our Supervisor. Mr. Xiang holds a bachelor’s degree and is a political engineer. He had previously served as the secretary of the Board and the director of the general department of GZR, the deputy office director of GRGC, the Standing Vice Secretary of the Communication and Signaling Section in Guangzhou and the Secretary of the Committee for Discipline Inspection of the Company, and the head of the Marketing Department of GRGC. He is currently the director (chief) of the Human Resources Department (party committee organization) of GRGC.

Chen Shaohong is our Supervisor. Mr. Chen holds a bachelor’s degree and is a senior economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From June 2008 to July 2015, Mr. Chen was the vice-chief economist and director of corporate and legal affairs department of GRGC. From August 2015 to December 2017, Mr. Chen was the director of the Corporate and Legal Affairs department of GRGC. He is currently the chief legal advisor and the director of the Corporate and Legal Affairs department of GRGC.

Meng Yong is our Supervisor. Mr. Meng holds a bachelor’s degree and is an accountant. He had previously served as the head of the Finance Planning Division and the deputy director of the Finance Section, and the deputy director of the Finance Department (Revenue Division) of GRGC. He is currently the director of the Audit Department of GRGC.

Zhou Sangde is our Supervisor and represents employees of our Company. Mr. Zhou holds a master’s degree from the Party School of the Communist Party of China and is a political engineer. Mr. Zhou used to serve as the secretary of the Communist Youth League of Sungang Station (formerly known as the Shenzhen North Station), deputy chief of the organization and human resources department, director of the party committee office, and chairman of the trade union of the integrated service center of our Company. From July 2007 to March 2011, Mr. Zhou was transferred to GRGC and served as the deputy chief of the human resources office, deputy office manager and concurrently director of the reception office, and chief party secretary of the administrative office of GRGC. In March 2011, Mr. Zhou was transferred back to our Company and served as party secretary and station supervisor of Shenzhen Station, the station supervisor of Shenzhen North Station and the Deputy Secretary of the Party Committee.

Song Min is our Supervisor and represents employees of our Company. Ms. Song holds a bachelor’s degree in accounting from Lanzhou University and is an accountant. Ms. Song joined the railway industry in 1991 and has served in many railway companies. She has served as the deputy manager of the operating finance office, department of finance of Qinghai-Tibet Railway Company, deputy director and finance director of Qinghai-Tibet Railway Public Security Bureau, vice office supervisor of Qinghai-Tibet Railway Company Annuity Council, vice consultant of financial management of the State Taxation Bureau of Qinghai Province, the senior manager of Petrol China Guangdong Sales Company, Shenzhen Branch and the chief of the Audit Department of our Company. She is currently the Director of the Secretariat of the Board of the Company.

Senior Management

The table below sets forth information relating to our senior management as of April 28, 2020:

Name	Age	Position	Date First Elected or Appointed
Hu Lingling	56	General Manager	2015
Gong Yuwen	53	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline Inspection and Working Commission	2018
Luo Jiancheng	47	Deputy General Manager	2016
Tang Xiangdong	51	Deputy General Manager, and Secretary of the Board	2008
Luo Xinpeng	54	Chief Accountant	2019

Note:	See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – A. Directors and Senior Management – Directors” for information regarding Hu Lingling.

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

Tang Xiangdong is Deputy General Manager and the Secretary of the Board of our Company. Mr. Tang holds a bachelor’s degree in business administration from Jinan University and an MBA degree and is a senior accountant. Before March 2006, he has served in various professional management positions in the Labor and Capital Department, Diversified Business Department and Revenue Settlement Center of our Company. From March 2006 to November 2008, he was director of Finance Department of our Company. From December 2008 to October 2019, Mr. Tang was the chief accountant of our Company.

Luo Xinpeng is the Chief Accountant of our Company. Mr. Luo completed a part-time master’s degree and is a senior accountant. He had previously served as the vice director of the Finance Department of the Guangzhou Railway Works of the Ministry of Railways, the director of the Finance Department, the chief accountant and the director of the Finance Department of the Guangzhou Railway Rolling Stock Works of China National Railway Locomotive & Rolling Stock Industry Corporation, the chief accountant of GRGC’s Guangzhou Railway Rolling Stock Works, the chief accountant of Yuehai Railway Company Limited, and the chief accountant of Hainan Railway Company Limited.

Additional Information

Our non-independent directors, members of our supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

Name	Position
Wu Yong

Chairman of the Board of Directors of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Company Limited

Shichang Railway Company Limited

Qian Chang Railway Company Limited

Huai Shao Heng Railway Co., Ltd.

Guo Ji’an	Director and General Manager of: China Railway Jinan Group Co., Ltd.

Guo Jiming

Chairman of the Supervisory Committee of:

Guangdong Guangzhou Intercity Rail Transportation Company Limited

Guangdong Pearl River Delta Inter-city Railway Traffic Company Limited

Hainan Railway Company Limited

Director of:

Hukun Passenger Railway Line (Hunan) Company Limited

Zhang Zhe

Director of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Company Limited

Guangdong Tieqing International Travel Agency Company Limited

Supervisor of:

Beijing Zhongtie Commemorate Ticket Co., Ltd.

Chen Song	Director and General Manager of: Chongqing Brewery Co., Ltd.

Jia Jianmin	Professor and Chairman of the Department of Marketing of Faculty of Business Administration and Changjiang Scholar Professor of the Ministry of Education of: The Chinese University of Hong Kong

Wang Yunting	Chairman of the Board of Directors of: Shaanxi Fortune Investment Limited

Name	Position

Liu Mengshu	Chairman of Supervisory Committee of: Guangmeishan Railway Company Limited Guangdong Sanmao Railway Company Limited

Xiang Lihua	Chairman of Supervisory Committee of: Guangzhou Beiyang Information Technology Company Limited

Chen Shaohong

Chairman of Supervisory Committee of:

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Company Limited

Guangdong Yangcheng Railway Enterprise Company Limited

Director of:

Guangmeishan Railway Company Limited

Hainan Railway Company Limited

Qian Zhang Chang Railway Company Limited

Xiamen-Shenzhen Railway Company Limited

Guangdong Meizhou-Shantou Passenger Railway Line Company Limited

Supervisor of:

Guangdong Sanmao Railway Company Limited

Meng Yong

Director of:

Hong Kong Qiwen Trade Company Limited

Supervisor of:

Guangmeishan Railway Company Limited

Guangdong Sanmao Railway Company Limited

Hukun Passenger Railway Line (Hunan) Company Limited

Huai Shao Heng Railway Co., Ltd.

Luo Jiancheng	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company

Tang Xiangdong	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company

Note:

Chongqing Brewery Co., Ltd is a listed A share company of China. The Chinese University of Hong Kong is a university located in Hong Kong. Shaanxi Fortune Investment Limited is a company located in Xi’an, Shaanxi Province, Guangzhou Tiecheng Industrial Company and Shenzhen Guangshen Railway Civil Engineering Company are our joint venture partners. Guangdong Guangzhou–Zhuhai Inter-city Railway Traffic Co., Ltd., Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd., and Guangdong Meishan Passenger Railway Line Company Limited, are joint venture partners of GRGC. The remaining companies in the table above are subsidiaries of GRGC.

Family Relationships

There are no family relationships among our directors or executive officers.

B.	Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2019 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees. The amount of compensation to each director, supervisor and senior management for the year ended December 31, 2019 is listed as follows:

Name	Position	Total remuneration received from the Company (before tax) during the reporting period (RMB thousand)
Wu Yong	Chairman of the Board of Directors and Executive Director	—
Hu Lingling	Executive Director and General Manager	553
Guo Ji’an	Non-executive Director	—
Guo Jiming	Non-executive Director	—
Yu Zhiming*	Non-executive Director	—
Zhang Zhe	Non-executive Director	—
Chen Xiaomei*	Non-executive Director	—
Guo Xiangdong	Executive Director and Chairman of Labor Union	448
Luo Qing*	Executive Director	422
Chen Song	Independent Non-executive Director	112
Jia Jianmin	Independent Non-executive Director	148
Wang Yunting	Independent Non-executive Director	112
Liu Mengshu	Chairman of the Supervisory Committee	—
Xiang Lihua	Supervisor	—
Chen Shaohong	Supervisor	—
Shen Jiancong*	Supervisor	—
Meng Yong	Supervisor	—

Li Zhiming*	Supervisor	—
Zhou Shangde	Supervisor Representing Employees	389
Song Min	Supervisor Representing Employees	376
Gong Yuwen	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline Inspection and Working Commission	446
Luo Jiancheng	Deputy General Manager	441
Tang Xiangdong	Deputy General Manager and Secretary of the Company	444
Luo Xinpeng	Chief Accountant	182

Total:		4,073

Note:

(1) During the reporting period, other than Guo Xiangdong (who held 80,000 shares), none of the directors, supervisors, or senior management of the Company has held or dealt in shares of the Company, or has held options to buy Company shares or has been granted any shares with selling restrictions.

(2)	* means that the person resigned during the reporting period.

The aggregate amount of cash remuneration paid by our Company in 2019 to all individuals who are our directors, supervisors and senior management members was approximately RMB4.07 million, of which approximately RMB2.19 million was paid to our non-independent directors and supervisors and approximately RMB0.37 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2019 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB49,000.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2019, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We had not received notification of such interests or short positions from any of our directors or supervisors as required to be made to us and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

Name of Director	Name of the Company / Associated Corporation	Capacity and Nature of Interest	Number and Class of Shares Held	Percentage of Shareholding in the Total Share Capital of the Company (%)	Percentage of Shareholding in the Relevant Class of Shares of the Company (%)	Long/Short Position
Guo Xiangdong	The Company	Beneficial owner	A Shares: 80,000 shares	0.0011	0.0014	Long position

Service Contracts of Our Directors and Supervisors

Each of our directors and supervisors has entered into a service agreement with us. The Company and its subsidiaries did not enter into any director’s or supervisor’s service contract prior to 31 January 2004 and were exempt from complying with the shareholders’ approval requirement under Rule 13.68 of the Listing Rules of HKSE. None of the Directors or Supervisors has entered into any service contract with the Company which cannot be terminated by the Company within one year without payment of compensation (other than statutory compensation).

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2019 or as of December 31, 2019 to which we or any of our subsidiaries was a party.

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

Board of Directors

In accordance with our currently effective Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and generally serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination. Our board of directors held five meetings during the year ended December 31, 2019.

In December 2018, the Company established its Board Diversity Policy. Under such policy, the Board shall discuss and adopt measurable objectives for achieving Board member diversity each year. When selecting candidates, the Board shall consider a wide range of factors regarding diversity, including but not limited to gender, cultural and educational background, regional, industry and professional experiences, acquired knowledge and length of service, during which the Company shall also incorporate its specific requirements to reach a final decision, having due regard to the candidates’ qualification level according to objective criteria and also the benefits of diversity on the Board.

The Board will monitor the implementation of such policy, as well as the progress of those measurable objectives in relation to the diversity and whether these objectives have been achieved. Meanwhile, it will evaluate the policy in a timely manner in order to ensure the effectiveness of the policy. The Board will discuss and adopt any necessary amendments.

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors generally serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Liu Mengshu, Xiang Lihua, Chen Shaohong, Meng Yong, Zhou Shangde and Song Min. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 13, 2019. The term of the supervisors is generally three years, unless a supervisor was elected to fill a vacancy. Our supervisory committee held four meetings during the year ended December 31, 2019, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2019. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

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

•	to propose motions to shareholders’ general meetings; and

•	to initiate legal proceedings against any director, general manager, deputy general manager and other senior management in accordance with Article 151 of the Company Law of the PRC.

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

Audit Committee

We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are Chen Song (Chairman), Jia Jianmin and Wang Yunting. Mr. Chen, Mr. Jia and Mr. Wang are “independent directors” of our Company as defined in Section 303A.02 of the NYSE Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. Our audit committee held seven meetings during the year ended December 31, 2019. The duties of the audit committee include:

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

As of December 31, 2017, 2018 and 2019, we had approximately 43,767, 42,738 and 42,583 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2019:

Function	Employees
Passenger and freight transportation and transit operation personnel(1) (2) (3)	19,808
Engineering personnel(4)	5,578
Driving personnel(5)	3,717
Public works personnel(6)	3,624
Electricity personnel(7)	1,870
Electricity and water supplies personnel(8)	2,126
Building construction personnel(9)	1,221
Various operations and other employees of subsidiaries(10)	124
Technical and administrative personnel(11)	4,515
Total	42,583

(1)	Passenger transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Freight transportation personnel mean those people responsible for organization of freight transportation.
(3)	Transit operation personnel mean those people responsible for providing station boarding services.
(4)	Engineering personnel mean those people responsible for locomotive operation and overhaul.
(5)	Driving personnel mean those people responsible for vehicle operation and overhaul.
(6)	Public works personnel mean those people responsible for station track and railroad switch maintenance.
(7)	Electricity personnel mean those people responsible for signal equipment maintenance.
(8)	Electricity and water supplies personnel mean those people responsible for catenary operation and overhaul as well as power and water consumption maintenance.
(9)	Building construction personnel mean those people responsible for construction, apartments and dining halls.
(10)	Various operations and other employees of subsidiaries mean all personnel involved in diversified businesses.
(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.

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

We have implemented a salary policy which links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and also maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2019, we paid approximately RMB8,078.9 million in aggregate salaries and benefits to our employees.

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

Except for 80,000 A shares of the Company and related dividends owned by Mr. Guo Xiangdong as described above in “ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – B. Compensation,” as of April 28, 2020, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are a joint stock company organized under the laws of the PRC in March 1996. Before the A Share Offering, GRGC, a state-owned enterprise under the administration of the MOR, owned approximately 67.0% of our outstanding ordinary shares. Although the equity interest held by GRGC decreased to approximately 41% after the completion of our initial public offering of A shares in December 2006 and further reduced to 37.1% as a result of the transfer by GRGC of a portion of its shares to the National Social Security Fund Council in September 2009, GRGC can still exercise substantial influence over our Company. In addition, before the dissolution of MOR on March 14, 2013, GRGC also acted as an administrative agent of the MOR that controls and coordinates railway operations in Guangdong Province, Hunan Province and Hainan Province. As an instrumentality of the MOR, GRGC performed direct regulatory oversight functions with respect to us, including determining and enforcing technical standards and implementing special transportation directives.

After the dissolution of MOR on March 14, 2013, the MOR’s administrative functions were transferred to the MOT and its subordinate body, the newly established State Railway Administration, whereas its commercial functions, together with its underlying assets, liabilities and staff, were transferred to CSRG. Since GRGC was a railway corporation directly under the former MOR, its interests were also transferred to CSRG. After the completion of the Reform on January 1, 2017. As a result thereof, the actual controlling entity of our Company’s largest shareholder became CSRG.

Shareholding Structure of Our Company

As of March 31, 2020, we had 325 record holders holding our H shares (including ADSs) and 222,591 record holders holding our A shares according to records we obtained from Computershare Hong Kong Investor Services Limited and CSDC, respectively. Set out below is the current shareholding structure of our Company as of the date hereof:

Name of Shareholders	Type of Shares	Number of Shares Held	Shareholder Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
China Railway Guangzhou Group Co., Ltd.	A shares	2,629,451,300	37.1
Other Public Shareholders of A shares	A shares	3,022,785,700	42.7

Total		7,083,537,000	100.0

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of March 31, 2020, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital
Ordinary Shares (A shares)	GRGC	2,629,451,300	46.5	37.1

The following table sets forth all persons who were known by us to beneficially own 5% or more of our issued and outstanding H shares (each, a “Major Shareholder”) as of March 31, 2020.

Identity of Person or Group(1)	Shares Owned		Percentage of H Shares		Percentage of Total Capital
Pacific Asset Management Co., Ltd.(2)	229,188,000	(L)	16.0	%(L)	3.2	%(L)
Pandanus Associates Inc.(3)	143,718,000	(L)	10.0	%(L)	2.0	%(L)
Brown Brothers Harriman & Co.(2)	143,263,200	(L)	10.0	%(L)	2.0	%(L)
	143,263,200	(P)	10.0	%(P)	2.0	%(P)
BlackRock, Inc.(4)	143,056,040	(L)	10.0	%(L)	2.0	%(L)
	250,000	(S)	0.02	%(S)	0.004	%(S)
BlackRock Global Funds(5)	114,237,000	(L)	8.0	%(L)	1.6	%(L)
FIDELITY FUNDS(6)	112,580,000	(L)	7.9	%(L)	1.6	%(L)
Kopernik Global Investors LLC(7)	108,799,054	(L)	7.6	%(L)	1.5	%(L)

Note: (L) – Long Position; (S) – Short Position; (P) – Lending Pool

(1) FIL Limited was a Major Shareholder of 156,872,000 or 11.0% (L) of our H Shares and 2.2% (L) of our Total Capital as of April 18, 2018, but was not a Major Shareholder as of April 18, 2019.

(2) Pacific Asset Management Co., Ltd. and Brown Brothers Harriman & Co. were not Major Shareholders as of April 18, 2018 or April 18, 2019.

(3) Pandanus Associates Inc. was not a Major Shareholder as of April 18, 2018 and was a Major Shareholder of 143,718,000 or 10.0% (L) of our H Shares and 2.0% (L) of our Total Capital as of April 18, 2019.

(4) BlackRock, Inc. was a Major Shareholder of 272,414,089 (L) or 19.0% (L) and 10,936,000 (S) or 0.8% (S) of our H Shares and 3.9% (L) and 0.2% (S) of our Total Capital, respectively, as of April 18, 2018. As of April 18, 2019, they were a Major Shareholder of 161,446,040 or 11.3% (L) of our H Shares and 2.3% (L) of our Total Capital.

(5) BlackRock Global Funds was a Major Shareholder of 214,747,049 or 15.0% (L) of our H Shares and 3.0% (L) of our Total Capital as of April 18, 2018, and a Major Shareholder of 114,237,000 or 8.0% (L) of our H Shares and 1.6% (L) of our Total Capital as of April 18, 2019.

(6) FIDELITY FUNDS was not a Major Shareholder as of April 18, 2018 and was a Major Shareholder of 112,580,000 or 8.0% (L) of our H Shares and 1.6% (L) of our Total Capital as of April 18, 2019.

(7) Kopernik Global Investors LLC was not a Major Shareholder as of April 18, 2018 and was a Major Shareholder of 108,763,554 or 7.6% (L) of our H Shares and 1.5% (L) of our Total Capital as of April 18, 2019.

As of the date hereof, we are not aware of any arrangement that may at a subsequent date result in a change of control of our Company.

In accordance with our Articles of Association, each share of our capital stock has one vote and the shares of the same class have the same rights. Other than restrictions on the controlling shareholder as described under “ITEM 10. ADDITIONAL INFORMATION – B. Memorandum and Articles of Association – Restrictions on Controlling Shareholders,” the voting rights of our major holders of domestic shares are identical to those of any other holders of our domestic shares, and the voting rights of our major holders of H shares are identical to those of our other holders of H shares. Holders of domestic shares and H shares are deemed to be shareholders of different classes for some matters, which may affect their respective interests. Holders of H shares and domestic shares are entitled to the same voting rights.

B.	Related Party Transactions

Under IAS 24, parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2019. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY – C. Organizational Structure”.

Name of Related Parties	Relationship with Us
Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder

Guangdong Yangcheng Railway Enterprise Co., Ltd.	Subsidiary of the single largest shareholder

GRCL	Subsidiary of the single largest shareholder

GIDC	Subsidiary of the single largest shareholder

Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder

Guangzhou Railway Station Service Center	Subsidiary of the single largest shareholder

Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder

Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder

Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder

Guangzhou Railway Rolling Stock Works Company Limited	Subsidiary of the single largest shareholder

Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder

Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder

Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder

Ganshao Railway Company Limited	Subsidiary of the single largest shareholder

Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder

Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder

Guangdong Yuetong Railway Logistics Company Limited	Subsidiary of the single largest shareholder

Sanmao Railway Company Xiaotangxi Freight Field Service Company	Subsidiary of the single largest shareholder

Guangzhou Anmao Railway Consulting Construction Company Limited	Subsidiary of the single largest shareholder

Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder

Name of Related Parties	Relationship with Us
Shenzhen Guangshen Railway Real Estate Development Co., Ltd.	Subsidiary of the single largest shareholder

Guangzhou Railway Technology Development Surveying Co., Ltd.	Subsidiary of the single largest shareholder

Hainan Railway Company Limited	Subsidiary of the single largest shareholder

Construction Engineering Company of Yangcheng Railway Industry Development Corporation	Subsidiary of the single largest shareholder

Guangdong Sanmao Railway Capital Construction Company	Subsidiary of the single largest shareholder

Associates of the Group

Tiecheng	Associate of the Group

Shentu	Associate of the Group

Since the Restructuring carried out in 1996 in preparation for our initial public offering, certain transactions between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company continued in the form of cross-provision of goods and services.

We entered into the Comprehensive Services Framework Agreement with GRGC on October 27, 2010, or the Framework Agreement, which governs the mutual provision of services between our Company and GRGC and the subsidiaries of GRGC, including Yangcheng Railway Company and Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company. The Framework Agreement has a term of three years beginning from January 1, 2011 and was approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 21, 2010. Upon its expiration, we entered into a second Comprehensive Services Framework Agreement with GRGC on October 18, 2013. The continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending December 31, 2016 were approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 19, 2013. Upon its expiration, we entered into a new Comprehensive Services Framework Agreement with CSRG on November 1, 2016, which governs the mutual provision of services between our Company, GRGC and the subsidiaries of GRGC and other companies of the CSRG Group. The continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending December 31, 2019 were approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 30, 2016. Upon its expiration, we entered into a new Comprehensive Services Framework Agreement with CSRG on October 30, 2019, which has a term of three years beginning from January 1, 2020 and was approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 23, 2019.

According to the current Framework Agreement, the scope of services between us and the CSRG Group include the following:

(a)    Mutual provision of railway transportation services, which comprise:

(i)	production co-ordination, safety management and dispatching services;

(ii)	application and rental services of railway infrastructure and transportation equipment;

(iii)	railway communication services;

(iv)	railway network services (including but not limited to passenger services, water to supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v)	crew services; and

(vi)	cleaning services of locomotives, trains and railway stations.

(b)	Mutual provisions of railway-related services, which comprise:

(i)	repair services of railway infrastructure and equipment;

(ii)	repair services of locomotives and trains;

(iii)	procurement and sales services of railway related materials;

(iv)	security services;

(v)	hygiene and epidemic prevention services;

(vi)	property management and building maintenance services; and

(vii)	project construction, management and supervision services.

(c)	We will provide special entrusted railway transportation services to the CSRG Group, which include but are not limited to:

(i)	operation and management of passengers and freight transportation and related services; and

(ii)	repair services of transportation facilities and equipment.

(d)	Mutual provision of miscellaneous services between us and the CSRG Group that are necessary for the proper functioning of railway transportation and operation.

The prices at which these mutual goods and services are provided under the current Framework Agreement are determined according to the following priority:

(a)	the prices as determined by the PRC government;

(b)

if the prices are not specified by the PRC government, the prices will be determined in accordance with the pricing standards and rules of national railways within the guidance prices set by the PRC government;

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

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(RMB thousands)
Provision of Services and Sales of Goods
Railroad and Related Business
Provision of train transportation services to GRGC and its subsidiaries(i)	1,505,348	1,861,543	2,060,518
Revenue collected by CSRG for railway network usage and related services provided to GRGC and its subsidiaries(ii)	1,428,752	1,357,512	1,563,191
Revenue from railway operation service provided to GRGC’s subsidiaries(iii)	660,847	736,492	812,470

	3,594,947	3,955,547	4,436,179
Other Businesses
Sales of materials and supplies to GRGC and its subsidiaries(iv)	23,386	39,383	45,642
Services Received and Purchases Made
Railroad and Related Business
Provision of train transportation services by GRGC and its subsidiaries(i)(vi)	1,048,524	872,234	774,291
Cost settled by the CSRG for railway network usage and related services provided by GRGC and its subsidiaries(ii)	1,720,849	1,898,623	2,194,467
	2,769,849	2,770,857	2,968,758

Other Businesses
Provision of repair and maintenance services by GRGC and its subsidiaries(iv)	298,040	451,976	441,719
Purchase of materials and supplies from GRGC and its subsidiaries(iv)	455,716	555,048	623,433
Provision of construction services by GRGC and its subsidiaries(v)	272,390	180,147	363,424
	1,026,146	1,187,171	1,428,576

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual cost incurred.
(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contract parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual cost incurred.
(v)	Based on construction amount determined under national railway engineering guidelines.
(vi)

The amount recognized in 2019 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB247,714,000; the 2017 and 2018 amount includes such payment.

We had the following material balances with our related parties as of the dates indicated:

	As of December 31,
	2018	2019
	(RMB thousands)
Trade receivables	1,934,435	2,329,206
- GRGC(i)	586,049	549,092
- Subsidiaries of GRGC(i)	1,348,386	1,780,112
- Associates	—	2
Prepayments and other receivables	33,957	35,430
- GRGC	231	4
- Subsidiaries of GRGC	33,726	35,426
Prepayments for fixed assets and construction-in-progress	2,489	4,021
- Subsidiaries of GRGC(ii)	329	2,815
- Associates	2,160	1,206
Trade payables	597,050	672,849
- GRGC(i)	95,048	99,696
- Subsidiaries of GRGC(ii)	500,385	533,726
- Associates	1,617	39,427
Payables for fixed assets and construction-in-progress	388,482	467,745
- GRGC	42,604	23,496
- Subsidiaries of GRGC	211,486	201,353
- Associates	134,392	242,896
Contract liabilities	1,100	99
- Subsidiaries of GRGC	1,096	99
- Associates	4	—
Accruals and other payables	454,670	450,534
- GRGC	9,212	2,713
- Subsidiaries of GRGC(iii)	443,391	447,821
- Associates(iv)	2,067	—

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

On August 22, 2018, we entered into the Entrustment Agreement with Guangzhou Railway Real Estate Construction Engineering Co., Ltd (“GRRE”), a wholly owned subsidiary of the GRGC, pursuant to which GRRE agreed to provide us with certain services in relation to the development of certain land for a total service fee of no more than RMB50 million.

As of December 31, 2019, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2019. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2019 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

Transactions with CSRG and Other Railway Companies

On March 14, 2013, pursuant to the approved plan on State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of GRGC, MOR, was dissolved. The administrative function of MOR was transferred to the MOT and the newly established National Railway Bureau, and its business functions were transferred to CSRG. Accordingly, the equity interests of GRGC, which was previously wholly controlled by MOR, were transferred to CSRG. The Reform was completed on January 1, 2017.

We work in cooperation with CSRG and other railway companies owned and controlled by CSRG for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by CSRG according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by CSRG and settled by CSRG based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues, which were previously executed by MOR, have been transferred to CSRG. As of December 31, 2019, the cooperation mode and pricing model had not been subject to any material changes.

The chart below sets forth the material transactions our Company undertook with the CSRG and its subsidiaries during the last three fiscal years. Unless otherwise specified, the transactions disclosed below have excluded the transactions with GRGC and its subsidiaries:

	Year Ended December 31,
	2017	2018	2019
	(RMB thousands)
Provision of Services and Sales of Goods
Railroad and Related Business
Provision of train transportation services to CSRG Group(i)	81,396	63,364	69,958
Revenue collected by CSRG for services provided to the CSRG Group(ii)	1,877,719	2,527,897	2,479,015
Revenue from railway operation service provided to the CSRG Group (iii)	1,800,692	2,012,880	2,392,333

	3,759,807	4,604,141	4,941,306

Other Businesses
Provision of repairing services for cargo trucks to the CSRG Group(ii)	333,917	337,432	370,990
Sales of materials and supplies to the CSRG Group(iv)	7,185	9,099	8,330
Provision of apartment leasing services to the CSRG Group(iv)	722	617	574

	341,824	347,148	379,894
Services Received and Purchases Made
Railroad and Related Business
Provision of train transportation services by the CSRG Group(i)	306,208	283,490	37,408
Cost settled by CSRG for services provided by the CSRG Group(ii)(vi)	1,395,591	2,161,146	2,107,765

	1,701,799	2,444,636	2,145,173

Other Businesses
Provision of repair and maintenance services by the CSRG Group(iv)	31,089	9,440	29,066
Purchase of materials and supplies from the CSRG Group(iv)	19,258	27,743	23,968
Provision of construction services by the CSRG Group(v)	—	1,417	23,636

	50,347	38,600	76,670

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(vi)

The amount recognized in 2019 does not include the payment of short term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB436,323,000; the amount of 2017 and 2018 has included such payment.

The chart below sets forth the revenue collected and settled through CSRG for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(RMB thousands)
Passenger transportation	7,295,985	7,532,999	7,475,003
Freight transportation	1,266,122	1,849,360	1,740,907
Other transportation related services	112,267	78,935	74,870

	8,674,374	9,461,294	9,290,780

We cooperate with CSRG and other railway companies owned and controlled by CSRG for the operation of certain long distance passenger trains and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger trains and freight transportation businesses are collected and settled by the CSRG Group on our behalf through CSRG’s nationwide settlement systems.

We have adopted IFRS 16 from January 1, 2019 and recognized right-of-use assets in relation to lease contract with GRGC Group with regard of land use right, which had previously been classified as “operating leases” under IAS 17 Leases. In 2019, the depreciation expense of the right-of-use assets was RMB13,378,000 (not applicable for 2017 and 2018), the interest expense of lease liabilities was RMB57,670,000 (not applicable for 2017 and 2018), and the actual payment to GRGC Group was RMB59,620,000 (2017: RMB57,358,000 and 2018: RMB58,490,000).

In addition, in 2019, the payment of short term leases related to the lease of passenger trains to GRGC Group was RMB247,714,000, the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB436,323,000.

We had the following material balances maintained with the CSRG Group as of December 31, 2018 and December 31, 2019:

	As of December 31,
	2018	2019
	(RMB thousands)
Due from the CSRG Group
Trade receivables	1,015,057	1,148,352
Other receivables	1,149	48,418
Due to the CSRG Group
Trade payables	32,688	69,335
Other payables	35,851	3,466

C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

A.1 – A.6:

See pages F-1 to F-89 following ITEM 19.

A.7	Legal Proceedings

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

See “ITEM 10. ADDITIONAL INFORMATION – E. Taxation” for a discussion of the tax consequences related to the receipt of dividends.

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

On March 30, 2020, our Board of Directors proposed a final dividend distribution of RMB0.06 per share to our shareholders for the year ended December 31, 2019. The final dividend payment is expected to be approved by our shareholders at our annual general meeting of shareholders to be held on June 15, 2020.

B.	Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2019.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our H shares are listed on the HKSE under the stock code “00525” and the ADSs, each representing 50 H shares, are listed on the NYSE under the stock code “GSH.”

In addition to our H Shares, our A shares have been listed for trading on the Shanghai Stock Exchange under the stock code “601333” since December 22, 2006.

During the year ended December 31, 2019, we did not purchase, sell or redeem any of our H shares.

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

The total number of shares of our Company after the A Share Offering is 7,083,537,000. As of December 31, 2019, our issued share capital consisted of:

	Number of Shares	Percentage of shares (%)
Type of Share Capital
Domestic tradable shares without restriction on sales (A shares)	5,652,237,000	79.8
H shares	1,431,300,000	20.2

Total	7,083,537,000	100.0

Public Float

As of April 28, 2020, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

Pre-Emptive Rights

There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

B.	Memorandum and Articles of Association

Our shareholders previously adopted the amended and restated Articles of Association at an annual shareholders’ general meeting held on June 25, 2009, which was filed as an exhibit to our annual report on Form 20-F with the SEC on June 22, 2010. On September 27, 2012 and May 28, 2015, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2016. On May 26, 2016, our shareholders passed resolutions to make additional amendments concerning the scope of the business of the Company set forth in Article 13 of the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2017. On June 15, 2017, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 26, 2018. On June 13, 2019, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which is filed as an exhibit to this annual report.

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

The board of directors shall, in accordance with the laws and administrative regulations of the State (if any) and our Company’s operation and development requirements, determine the proportions of allocations to the discretionary common reserve fund and payment of ordinary share dividends subject to approval of shareholders at the general meeting. The Company may not distribute any dividend before making up for its losses and allocating funds to the statutory common reserve fund. When the conditions for distributing cash dividends are met but no cash dividends are declared, the reasons will be adequately disclosed.

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

The board of directors shall convene an extraordinary shareholders meeting within two months if any one of the following circumstances occurs:

•	the number of directors falls short of the number stipulated in the Company Law of China or our by-laws or is below two-thirds of the number required in our Articles of Association;

•	our unrecovered losses that have not been made up amount to one-third of our paid-in share capital;

•

shareholder(s), severally or jointly, who, for ninety consecutive days, hold 10% or more of our issued shares carrying the right to vote make a request in writing to convene an extraordinary general meeting;

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

Shareholders have the right to attend general meetings of shareholders and to exercise their voting rights, in person or by proxy, in relation to the amount of voting shares they represent. Each share carries the right to one vote (except as mentioned below regarding the election of directors or supervisors). Any share of our Company held by our Company does not carry any voting right.

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

Cumulative Voting on the Election of Directors or Supervisors

When voting on the election of directors or supervisors at the shareholders’ general meeting, the cumulative voting method shall be implemented where more than one director or supervisor is to be selected. That is, each share has the same number of voting rights equal to the number of directors or supervisors to be elected. The shareholder’s voting rights may be used in a cumulative way. For details of the rules for implementing the cumulative voting method in the shareholders’ general meeting, please refer to the Rules for the Implementation of Cumulative Voting of Guangshen Railway Company Limited, the full text of which is filed as an exhibit to this annual report.

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

Any repurchase of shares under items (1) to (3) of the foregoing paragraph shall be approved by shareholders’ general meeting of our Company. After repurchase of the shares according to the foregoing paragraph by our Company, the shares repurchased under item (1) shall be cancelled within ten days from the date of the repurchase; and the shares repurchased under items (2) and (4) shall be transferred or cancelled within six months.

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

Ownership Threshold

The directors, supervisors, general manager, deputy general managers and other senior administrative officers shall report to the Company on a regular basis as to the Company’s shares held by them and any change thereof during their terms of office.

Under the provisions of our Articles of Association, where a shareholder holdings more than 5% of the shares carrying the right to vote pledges the shares held, he or she shall report the Company in writing within three business days from the date on which the event occurs.

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

Differences Between the Law of Different Jurisdictions

Certain Differences Between PRC Company Law and Delaware Corporate Law

The PRC company law and other laws applicable to us differ in a number of respects from laws generally applicable to United States corporations and their shareholders. The description set forth below includes a summary of certain provisions of the PRC Company Rules applicable to companies listed both in the PRC and overseas, such as us, which differ from provisions of the corporate law of the State of Delaware.

General

We are a PRC joint stock company, which is a corporate entity organized under the PRC company law. Under the PRC company law, the registered capital of a joint stock company is divided into shares of equal par value. These shares are commonly called domestic ordinary shares. Each domestic ordinary share of a joint stock company ranks equally with all other shares in its class as to voting rights (except for specified class voting rights and the shares held by the company) and rights to dividends and other distributions. Upon receiving approval from the relevant authorities, a joint stock company may offer its shares for sale to the public and seek to be listed on a stock exchange. The State Council may formulate separate regulations for the issuance of other classes of shares, including H shares. All of our issued shares are fully paid and nonassessable. Holders of H shares may transfer their shares without the approval of other shareholders. Among other things, a joint stock company must have (1) a board of directors comprising five (5) to nineteen (19) persons, and (2) a board of supervisors comprising at least three (3) persons.

The shareholders’ meeting of a joint stock company is the highest authority of the company and exercises the powers of the company with respect to significant matters, subject to applicable law and the articles of association of the company. The board of directors shall be responsible for the shareholders and exercise the business management of a joint stock company , subject to the PRC company law, other applicable laws and regulations, the company’s articles of association and duly adopted resolutions of its shareholders. The day-to-day operations of a joint stock company are under the direction of its general manager or president, subject to applicable laws and regulations, the company’s articles of association and duly adopted resolutions of the directors and shareholders. In addition, the PRC company law provides for the establishment of a board of supervisors for each joint stock company. The supervisors perform and exercise the functions and powers described below, including examination of the joint stock company’s financial affairs and monitoring the actions of the directors and executive officers of the company. The directors, supervisors and executive officers are not required to hold any qualifying shares in the joint stock company.

A joint stock company may be dissolved or liquidated involuntarily due to insolvency or voluntarily in accordance with the terms of its articles of association or duly adopted shareholders’ resolutions. The property of a joint stock company remaining after full payment of its liquidation expenses, wages, social insurance premiums of its employees and statutory compensations, outstanding taxes and debts, is distributed in proportion to the holdings of its shareholders.

General Meetings of Shareholders

Under PRC law, shareholders are given the power to approve specified matters. In addition, the Mandatory Provisions provide that shareholders separately or aggregately holding 3% or more of the shares of a company are entitled to submit written proposals for consideration at shareholders’ meeting. These proposals must fall within the scope of powers of the shareholder’s meeting, have a clear agenda and specific matters and comply with laws, administrative regulations and articles of association of the company.

Under Delaware law, the business and affairs of a Delaware corporation are, in general, managed by or under the direction of its board of directors. Only certain fundamental matters regarding the corporation are reserved by statute to be exercised by the shareholders. These matters include, in general, election or removal of directors, retention or dismissal of the corporation’s independent auditors, mergers or other business combinations involving the corporation, amendment of the corporation’s certificate of incorporation and liquidation or dissolution of the corporation.

Shareholders’ Approval by Written Consent

PRC law does not provide shareholders of overseas listed joint stock companies with rights to approve corporate matters by written consent. Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which is required or permitted to be taken at any shareholders’ meeting may be taken without a meeting, subject to various conditions.

Amendments of Articles of Association

Under PRC law, an amendment of the articles of association must be approved by an affirmative vote of two-thirds of shareholders attending a shareholders’ meeting. Amendments with respect to the Mandatory Provisions only become effective after approval by the relevant governmental department authorized by the State Council and the China Securities Regulatory Commission.

Under Delaware law, with certain exceptions, shareholder approvals must be obtained for any amendment to the certificate of incorporation. Board approvals are also required for any amendment to the certificate of incorporation, but no governmental approval is generally required.

Powers and Responsibilities of Directors

Under PRC law, the board of directors is responsible for specified actions, including the following functions and powers of a joint stock company:

•	convening shareholders’ meetings and reporting its work to shareholders at these meetings;

•	implementing resolutions made at the shareholders’ meeting;

•	determining the company’s operation plans and investment proposals;

•	formulating the company’s annual financial budgets and final accounts plans;

•	formulating the company’s profit distribution plans and loss recovery plans;

•	formulating proposals for the increase or decrease in the company’s registered capital and the issue of debentures;

•	formulating the company’s plans for the merger, division, change of the company’s incorporation type, or dissolution of the company;

•	deciding on the company’s internal management structure and formulating its basic management system; and

•	appointing or removing the company’s managers; appointing and removing the vice managers and other senior officers based on the recommendation of the managers and deciding on their remuneration.

In addition, the Mandatory Provisions provide that the board has the authority to formulate any proposal to amend the articles of association and to exercise any other power conferred by a decision of the shareholders’ meeting.

Under Delaware law, the business and affairs of a Delaware corporation are managed by or under the direction of its board of directors. Their powers include fixing the remuneration of directors, except as otherwise provided by statute or in the certificate of incorporation or by-laws of the corporation.

Powers and Responsibilities of Supervisors

Under PRC law, a PRC joint stock company must have a board of supervisors consisting of shareholder representatives and one or more employee representatives. Supervisors attend board meetings as non-voting observers. Directors, executive officers and company personnel in charge of financial matters may not serve as supervisors. The supervisors perform and exercise the following functions and powers:

•	examining the company’s financial affairs;

•

monitoring compliance with laws, regulations, the articles of association of the company and the shareholders resolutions by the directors and executive officers of the company; and suggesting removing the directors and executive officers who violate any such laws, administrative regulations, the articles of association or shareholders’ resolutions;

•	requiring corrective action from directors and officers whose actions are contrary to the interests of the company;

•

proposing to hold temporary shareholders’ meetings, and convening and presiding over shareholders’ meetings when the board of directors does not exercise the functions of convening and presiding over the shareholders’ meeting as prescribed under PRC law;

•	proposing new items to be inserted in the agenda of the shareholders’ meeting;

•	bringing lawsuits against directors or members of senior management, if they violate laws, regulations or articles of association of the company; and

•	exercising and performing other powers and functions provided for in the company’s articles of association.

In addition, the Mandatory Provisions provide that supervisors of overseas listed joint stock companies are entitled to retain auditors in the name of the company to examine any financial or business reports or profit distribution proposals to be submitted by the directors to a meeting of the shareholders which the supervisors consider questionable, and negotiate or take legal action against any director or the directors in the name of the company. The fees and expenses of attorneys and other professionals incurred by the supervisors in connection with the discharge of their duties are to be paid by the company.

Delaware law makes no provision for a comparable corporate institution.

Duties of Directors, Supervisors and Executive Officers

Under PRC law, directors, supervisors and executive officers of a joint stock company are required to comply with relevant laws and regulations and the company’s articles of association. A director, supervisor or executive officers who contravenes any law, regulation or the company’s articles of association in the performance of his duties shall be personally liable to the company for any loss incurred by the company. Directors, supervisors and executive officers are required to carry out their duties honestly and diligently, and protect the interests of the company. They are also under a duty of confidentiality to the company and prohibited from divulging confidential information concerning the company, except as permitted by relevant laws and regulations or by a decision of a shareholders’ meeting. They may not use their position and authority in the company to seek personal gain. Directors and officers may not directly or indirectly engage in the same business as the company or in any other business detrimental to the interests of the company, and they are required to forfeit any profits from these activities to the company.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

Limitations on Transactions with Interested Directors, Supervisors and Officers

Under PRC law, directors and executive officers of a joint stock company may not enter into any contracts or transactions with the company unless permitted by the articles of association or approved by the shareholders. A company may not provide any guarantees to shareholders or any de facto control person of the company unless such guarantees are approved by a majority of shareholders present at the shareholders’ meeting, excluding the shareholder who will be provided such guarantees. Under the Mandatory Provisions, a director, supervisor or executive officer is required to disclose to the board any transaction with the company in which he has a direct or indirect interest or in which there is a material conflict of interest between the company and himself. A company may set aside any interested transaction which did not comply with these requirements, unless the other party to such transaction was honestly unaware of the breach of obligations by the interested director, supervisor or executive officers or such director, supervisor or executive officers who have interest in the transaction have disclosed to the board of directors as required by the preceding sentence and the board of directors does not include them in the quorum. A company may not loan or provide any guarantees to directors, supervisors or executive officers (including persons related to them), except for the loans made in accordance with employment contracts approved by the shareholders, or unless the company’s business scope allows for the provision of loans and guarantees and such loans or guarantees are made under regular commercial terms.

Under Delaware law, an interested transaction is not voidable if (1) the material facts as to the interested director’s relationship or interests in such a transaction are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, the interested director could be held liable for a transaction in which such a director derived an improper personal benefit.

Election and Removal of Directors

Under PRC law, the term of office of directors of a joint stock company must be specified in the articles of association, but may not exceed three years. Directors may be re-elected. PRC law does not contemplate a classified board of directors.

Under Delaware law, directors of a Delaware corporation can be removed from office with or without cause by the holders of a majority of shares then entitled to vote at an election of directors, provided that except where the certificate of incorporation of the Delaware corporation otherwise provides, a member of a classified board may be removed by shareholders only for cause, and in a corporation with cumulative voting, if less than all of the directors are removed, no director may be removed if the votes cast against the director’s removal is sufficient to elect the director if cumulatively voted at an election of directors. The Court of Chancery may remove a director who has been convicted of a felony or found by a court to have committed a breach of the duty of loyalty in connection with his or her duties to the corporation following application by the corporation or derivatively in the right of the corporation by any shareholder. The court may order the removal only if it determines that the director did not act in good faith in performing the acts resulting in the prior conviction or judgment and that removal is necessary to avoid irreparable harm to the corporation.

Dividend Payments

Under PRC law, proposals for distribution of profits are formulated by the board of directors and submitted for shareholder approval at a shareholders’ meeting. Dividends may be distributed in the form of cash or shares.

Under Delaware law, the board of directors of a Delaware corporation may declare dividends out of distributable earnings and profits without the approval of the shareholders.

Amalgamations and Business Combinations; Appraisal Rights

Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds of the votes present at the shareholders’ meeting called to consider the transaction. Any opposing shareholder may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding 33% of the fixed assets as shown on the company’s latest balance sheet most recently reviewed by the shareholders’ meeting requires the approval of at least one third of the shareholders’ meeting.

Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and holders of a majority of the outstanding shares entitled to vote. A shareholder objecting to the merger is entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Transactions with Significant Shareholders

Under Delaware law, a business combination between a Delaware corporation and an interested shareholder which takes place at any time during a period of three years commencing with the date the interested shareholder became an interested shareholder would need prior approval from the board of directors or a supermajority of the shareholders of the corporation, unless the corporation opted out of the relevant Delaware business combination statute. Under Delaware law, an interested shareholder of a corporation is someone who, together with its affiliates and associates, owns more than 15% of the outstanding common shares of the corporation. No such business combination statute or regulation applies to PRC joint stock companies.

Shareholders’ Lawsuits

The PRC law provides that most disputes involving an H shareholder can be settled in accordance with provisions related to disputes resolutions set forth in a company’s articles of association. Under our Articles of Association, disputes involving an H shareholder be resolved by final and binding arbitration and the governing laws shall be PRC law.

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

Limitations on Liability and Indemnification of Directors and Officers

As advised by our PRC counsel, we believe PRC law does not provide for similar specific limitations on liability or indemnification of directors and officers as provided under Delaware law (see below). Under the PRC company law, directors shall be responsible for the resolutions of the board of directors. If a resolution of the board of directors violates any PRC laws, administrative regulations, the company’s articles of association, or shareholders’ resolutions, resulting in serious losses to the company, the directors participating in such resolution shall be liable for compensation to the company. However, if it is shown in the meeting minutes or other written records that a director objected such a resolution, such director could be exempted from such liabilities.

Under Delaware law, a corporation may indemnify a current director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe that his conduct was unlawful. Persons serving at the request of the corporation as directors, officers, employees or agents of another entity such as a subsidiary or an employee stock trust may receive advancement of expenses from the corporation. A corporation may not retroactively impair or eliminate indemnification or advancement rights by amending the corporation’s certificate of incorporation or bylaws after the occurrence of the act or omission that gives rise to indemnification or advancement rights, unless the provision contains, at the time of the act or omission, an explicit authorization of such elimination or limitation.

Shareholders’ Rights of Inspection of Corporate Records

Under PRC law, shareholders are entitled to inspect the articles of association, register of shareholders, corporate bond counter foils, minutes of shareholders’ meetings and board meetings and reports of the financial accounts of the company. In addition, the Mandatory Provisions provide that, after paying reasonable fees, shareholders are entitled to inspect the company’s shareholder list, certain personal information on the directors, supervisors and officers, the company’s capital position and certain information regarding share repurchases conducted by the company during the most recent fiscal year.

Delaware law permits any shareholder of a Delaware corporation to examine or obtain copies of or extracts from the corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

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

On August 22, 2018, we entered into the Entrustment Agreement with Guangzhou Railway Real Estate Construction Engineering Co., Ltd (“GRRE”), a wholly owned subsidiary of the GRGC, pursuant to which GRRE agreed to provide us with certain services in relation to the development of certain land for a total service fee of no more than RMB50 million.

On October 30, 2019, we entered into a new Comprehensive Services Framework Agreement with CSRG, which has a term of three years beginning from January 1, 2020 and was approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 23, 2019.

Other than the Resumption Compensation Agreement, the Entrustment Agreement, and the Comprehensive Services Framework Agreement mentioned above, all other material contracts we entered into during the fiscal years of 2018 and 2019 were made in the ordinary course of business.

D.	Exchange Controls

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The exchange rate of RMB against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the changes in China’s and international political and economic conditions. The PRC government has been gradually promoting the reform of its exchange rate regime and enhance the flexibility of the RMB exchange rate. On August 11, 2015, the PBOC decided to further improve the mechanism of the RMB’s central parity rate against the U.S. dollar. Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2019, we had a foreign exchange gain of approximately RMB2.6 million mainly due to the appreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB3.4 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2019, we maintained the equivalent of approximately RMB89.6 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3.1(a)(i) to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

E.	Taxation

PRC Taxation

Tax Basis of Assets

As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.

Income Tax

In accordance with the Enterprise Income Tax Law of the PRC (hereinafter referred to as the “EIT Law”), which was adopted at the 5th Session of the 10th National People’s Congress of the PRC on March 16, 2007, enterprises and other organizations that earn income within the territory of the PRC are payers of enterprise income tax, which shall be paid in accordance with the provisions of EIT Law. The EIT Law, as amended on December 29, 2018, and the implementation regulations for the EIT Law (the “Implementation Regulations”), as amended on April 23, 2019, both came into effect on January 1, 2008, meanwhile the Income Tax Law of the PRC for Foreign-invested Enterprises and Foreign Enterprises and the Interim Regulations of the PRC on Enterprise Income Tax have been simultaneously repealed.

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

Value Added Tax

Pursuant to the Provisional Regulations of the PRC Concerning Value Added Tax effective from January 1, 1994, which was amended by the State Council on November 10, 2008 and the Detailed Rules for the Implementation of the Interim Regulations of the PRC on Value-Added Tax ,which was promulgated on December 18, 2008, and revised on October 28, 2011 and November 19, 2017, our passenger and freight transportation businesses are not subject to value added tax, while our other businesses are subject to value added tax at rates ranging from 3% to 17%, depending on the scale and nature of the businesses.

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

After the latest amendment to the Individual Income Tax Law on June 30, 2011 and its implementation rules as amended on December 18, 2018, the State Administration of Taxation has not stated whether it will continue to exempt from individual income tax income derived by individuals from the transfer of listed shares. However, on December 31, 2009, the Ministry of Finance, State Administration of Taxation and CSRC jointly issued the Circular on Related Issues on Collection of Individual Income Tax over the Income Received by Individuals from Transfer of Listed Shares Subject to Sales Limitation (Cai Shui [2009] No. 167), which states that individuals’ income from transferring listed shares on certain domestic exchanges shall continue to be exempted from the individual income tax, except for shares of certain specified companies under certain situations which are subject to sales limitations (as defined in such Circular and its supplementary notice issued on November 10, 2010). Meanwhile, according to Notice on the Continuation of the Individual Income Tax Policy of the Trading Connectivity Mechanism in the Shanghai and Hong Kong Markets (Cai Shui [2017] No. 78), PRC individual investors’ gains from transferring stock of a company listed on the HKSE through the Shanghai-Hong Kong Stock Connect temporarily were exempted from PRC individual income tax from November 17, 2014 to December 4, 2019. Moreover, the gains received by individual investors from Hong Kong from transferring A shares listed on the Shanghai Stock Exchange also were temporarily exempted from income tax.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2019 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

Hong Kong Stamp Duty

Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. An ad valorem duty is charged at the rate of 0.2% of the amount of the consideration or of the value of the H shares transferred and the relevant contract notes shall be stamped (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HKD 5 is currently payable on an instrument of transfer of H shares.

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

Hong Kong Estate Duty

No Hong Kong estate duty is payable with respect to estates of persons who passed away on or after February 11, 2006.

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

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2018 and 2019.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2018 and 2019 are set forth below.

	As of December 31,
Monetary Assets and Liabilities	Currency Denomination	2018	2019
	(RMB thousands)
Cash and cash equivalents	USD	54	8
Cash and cash equivalents	HKD	77,608	88,892
Other receivables	HKD	416	713

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We had a foreign exchange gain of RMB2.6 million for the year ended December 31, 2019. As of December 31, 2019, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB89.6 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB3.4 million in these balances.

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

Interest Rate Risks

As of December 31, 2019, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Other than deposits held in banks, the Group does not have significant interest-bearing assets.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2019, at present and in our normal course of business, we are not subject to any other material market-related risks.

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

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse and waive certain fees and expenses incurred by us in connection with our ADR program.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2019:

Category of Expenses	Amount (US$)
Broker reimbursements	19,925.1
Miscellaneous	0.0

Total	19,925.1

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2019. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2019 under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Resolutions to appoint PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, or PwC, as our auditor for 2019 have been approved at the annual general meeting of our shareholders held on June 13, 2019.

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2018 and 2019.

	2018	2019
	(RMB millions)
Audit Fees	8.40	8.40
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.75	0.93

Total	9.15	9.33

Notes:

1.	Traveling expenses and certain tax surcharge fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2019, there did not exist any amount that became payable but remained outstanding.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountant, PwC, must be approved by our audit committee.

During the year ended December 31, 2019, services relating to all non-audit related fees provided to us by PwC were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2019, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-89 following ITEM 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-89 following this item.

(b)	Index of Exhibits.

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Association

2.1(1)	Form of Amended and Restated Deposit Agreement

2.2(1)	Form of American Depositary Receipt

2.3	Rules for the Implementation of the Cumulative Voting System

2.4	Description of Securities

4.1(2)	English Translation of the Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and China Railway Guangzhou Group Co., Ltd.

4.2(3)	English Translation of the Resumption Compensation Agreement, dated April 19, 2018, between Guangshen Railway Company Limited, Guangzhou Land Development Center, and other vendors

4.3(4)	English Translation of the Entrustment Agreement, dated August 22, 2018, between Guangshen Railway Company Limited and Guangzhou Railway Real Estate Construction Engineering Co., Ltd.

4.4	English Translation of the Comprehensive Services Framework Agreement, dated October 30, 2019, between Guangshen Railway Company Limited and China State Railway Group Co., Ltd.

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2019

11.1(5)	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension

(1)	Incorporated by reference from the Registrant’s Form F-6 filed with the SEC on May 12, 2015.
(2)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
(3)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 26, 2018.
(4)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 25, 2019.
(5)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 28, 2020	By:	/s/ Wu Yong
Wu Yong
Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2,3

Consolidated Balance Sheets as at December 31, 2018 and 2019	F-4

Consolidated Comprehensive Income Statements for the years ended December 31, 2017, 2018 and 2019	F-5,6

Consolidated Cash Flow Statements for the years ended December 31, 2017, 2018 and 2019	F-7

Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2018 and 2019	F-8,9,10

Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Guangshen Railway Company Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated comprehensive income statements, consolidated statements of changes in equity and consolidated cash flows statements for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2.2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Provision for impairment of trade receivables

As described in Notes 3.1(b)(ii), 4(a) and 19 to the consolidated financial statements, as of December 31, 2019,the gross balance of trade receivables were approximately RMB4,563,219,000, against which the expected credit loss (“ECL”) provision of approximately RMB61,135,000 were provided. The trade receivables’ ECL was assessed on each balance sheet date, which involved significant management judgments. Management applies the simplified approach to measure expected credit losses which uses a lifetime expected loss provision for all trade receivables. Management categorized the trade receivables portfolio based on credit risk characteristics, and the determination of provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.

The principal considerations for our determination that performing procedures relating to provision for impairment of trade receivables is a critical audit matter are there were significant judgements by management in developing the ECL model. This in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating the audit evidence obtained related to management’s significant assumptions including grouping of trade receivable portfolios and ECL rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to trade receivables portfolio grouping and ECL rates determination. These procedures also included, among others, testing management’s process for determining the ECL provision; testing the completeness, accuracy, and relevance of underlying data used; testing the mathematical accuracy of ECL provision; evaluating the appropriateness of the ECL model and significant assumptions used by management in determination of ECL provision including grouping of trade receivable portfolios and ECL rates. Evaluating management’s assumptions related to grouping of trade receivable portfolios involved considering credit risk characteristics. Evaluating management’s assumptions related to ECL rates involved considering (i) the historical default rate involved considering appropriateness of historical period selection, historical credit loss experience and current status of each portfolio, trade receivables lifetime recovery information and other relevant data; and (ii) forward-looking estimation involved consideration of changes of future economics, unemployment rate forecast, market environment and customer portfolio.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2020

We have served as the Company’s auditor since 2016.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2018 AND 2019

(Amounts in thousands)

		December 31
	Note	2018	2019	2019
		RMB	RMB	US$*
ASSETS
Non-current assets
Fixed assets - net	6	24,184,248	23,566,081	3,385,056
Right-of-use assets	8	—	3,037,618	436,327
Construction-in-progress	7	1,828,372	2,378,974	341,718
Prepayments for fixed assets and construction-in-progress		51,955	41,377	5,943
Leasehold land payments	8	1,924,496	—	—
Goodwill	9	281,255	281,255	40,400
Investments in associates	11	181,725	174,686	25,092
Deferred tax assets	12	197,295	291,250	41,835
Long-term prepaid expenses	13	46,614	40,807	5,862
Financial assets at fair value through other comprehensive income	15	321,246	351,045	50,424
Long-term receivable	16	28,354	26,103	3,749

		29,045,560	30,189,196	4,336,406

Current assets
Assets classified as held for sale	17	2,183	2,183	314
Materials and supplies	18	296,217	271,259	38,964
Trade receivables	19	3,861,617	4,502,084	646,684
Prepayments and other receivables	20	348,907	366,077	52,584
Short-term deposits	21	109,000	—	—
Cash and cash equivalents	21	1,738,753	1,562,334	224,415

		6,356,677	6,703,937	962,961

Total assets		35,402,237	36,893,133	5,299,367

EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	22	7,083,537	7,083,537	1,017,486
Share premium		11,562,657	11,562,657	1,660,872
Other reserves	23	3,188,161	3,266,425	469,193
Retained earnings		7,017,944	7,263,107	1,043,280

		28,852,299	29,175,726	4,190,831

Non-controlling interests		(35,970)	(36,445)	(5,235)

Total equity		28,816,329	29,139,281	4,185,596

Liabilities
Non-current liabilities
Lease liabilities	8	—	1,117,936	160,581
Deferred tax liabilities	12	63,898	61,405	8,820
Deferred income	24	99,765	97,467	14,000

		163,663	1,276,808	183,401

Current liabilities
Trade payables	26	1,440,834	1,538,098	220,934
Contract liabilities	27	203,631	458,820	65,905
Payables for fixed assets and construction-in-progress		2,441,647	1,802,592	258,926
Dividends payable		12,894	12,890	1,852
Income tax payable		246,441	250,594	35,996
Current portion of lease liabilities	8	—	58,490	8,402
Accruals and other payables	28	2,076,798	2,355,560	338,355

		6,422,245	6,477,044	930,370

Total liabilities		6,585,908	7,753,852	1,113,771

Total equity and liabilities		35,402,237	36,893,133	5,299,367

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.9618, the certified exchange rates for December 31, 2019 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2019 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$*
Revenue from Railroad and Related Business
Passenger		7,757,077	8,108,384	8,009,590	1,150,506
Freight		1,893,594	1,849,360	2,112,596	303,455
Railway network usage and other transportation related services		7,644,230	8,865,635	9,903,382	1,422,532

		17,294,901	18,823,379	20,025,568	2,876,493
Revenue from other businesses		1,036,521	1,004,639	1,152,783	165,587

Total revenue		18,331,422	19,828,018	21,178,351	3,042,080

Operating expenses
Railroad business
Business tax and surcharge		(21,658)	(16,242)	(55,127)	(7,918)
Employee benefits	30	(6,300,223)	(6,912,390)	(7,507,439)	(1,078,376)
Equipment usage and related service charges		(4,372,330)	(5,370,634)	(5,715,665)	(821,004)
Land use right leases		(57,358)	(58,490)	—	—
Materials and supplies		(1,314,002)	(1,342,344)	(1,416,128)	(203,414)
Repair and facilities maintenance costs, excluding materials and supplies		(879,597)	(917,898)	(1,073,731)	(154,232)
Depreciation of right-of-use assets	8	—	—	(53,992)	(7,755)
Depreciation of fixed assets	6	(1,632,926)	(1,581,685)	(1,612,683)	(231,647)
Cargo logistics and outsourcing service charges		(246,563)	(171,390)	(220,113)	(31,617)
Amortization of leasehold land payments	8	(34,348)	(44,450)	—	—
Utility and office expenses		(60,360)	(98,820)	(137,117)	(19,696)
Others		(930,691)	(1,095,845)	(1,150,190)	(165,214)

		(15,850,056)	(17,610,188)	(18,942,185)	(2,720,873)

Other businesses
Employee benefits	30	(541,997)	(534,025)	(571,504)	(82,091)
Materials and supplies		(313,990)	(315,983)	(320,748)	(46,073)
Depreciation of right-of-use assets	8	—	—	(11,332)	(1,628)
Depreciation of fixed assets	6	(29,534)	(28,058)	(24,615)	(3,536)
Amortization of leasehold land payments	8	(11,332)	(11,332)	—	—
Utility and office expenses		(34,488)	(53,759)	(82,550)	(11,858)
Others		(151,190)	(104,868)	(123,480)	(17,737)

		(1,082,531)	(1,048,025)	(1,134,229)	(162,923)

Total operating expenses		(16,932,587)	(18,658,213)	(20,076,414)	(2,883,796)
Reversal of impairment losses on financial assets, net		—	1,061	—	—
Other losses — net	31	(48,477)	(108,613)	(29,096)	(4,179)

Operating profit		1,350,358	1,062,253	1,072,841	154,105
Finance costs — net	32	(10,170)	(630)	(56,710)	(8,146)
Share of results of associates, net of tax	11	6,944	7,177	(7,039)	(1,011)

Profit before income tax		1,347,132	1,068,800	1,009,092	144,948
Income tax expense	33	(335,364)	(289,766)	(261,128)	(37,509)

Profit for the year		1,011,768	779,034	747,964	107,439

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2017		2018		2019		2019
		RMB		RMB		RMB		US$*
Profit for the year			1,011,768		779,034		747,964		107,439

Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair values of available-for-sale financial assets	23		242,588		—		—		—
Deferred tax liabilities for the changes in the fair values of available-for-sale financial assets	23		(60,647)		—		—		—

Total comprehensive income for the year, net of tax			1,193,709		779,034		747,964		107,439

Profit attributable to:
Equity holders of the Company			1,015,361		784,059		748,439		107,507
Non-controlling interests			(3,593)		(5,025)		(475)		(68)

			1,011,768		779,034		747,964		107,439

Total comprehensive income attributable to:
Equity holders of the Company			1,197,302		784,059		748,439		107,507
Non-controlling interests			(3,593)		(5,025)		(475)		(68)

			1,193,709		779,034		747,964		107,439

Earnings per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	34	RMB	0.14	RMB	0.11	RMB	0.11	US$	0.02

Earnings per equivalent ADS
- Basic and diluted	34	RMB	7.17	RMB	5.53	RMB	5.28	US$	0.76

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.9618, the certified exchange rates for December 31, 2019 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2019 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands)

		Year ended December 31
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	36(a)	2,962,704	3,600,022	2,748,668	394,821
Income tax paid		(327,865)	(338,620)	(353,423)	(50,766)

Net cash generated from operating activities		2,634,839	3,261,402	2,395,245	344,055

Cash flows from investing activities:
Payments for acquisition of fixed assets, construction-in-progress and prepayment for fixed assets, net of related payables		(2,273,426)	(2,683,053)	(2,441,116)	(350,644)
Proceeds from disposal of fixed assets	36(b)	527	392	3,036	436
Advances received from disposal of assets		—	587,123	263,943	37,913
Interest received		1,779	1,765	857	123
Payment of investment		—	(24,832)	(29,799)	(4,280)
Decrease in short-term deposits with maturities more than three months, net		—	(1,000)	109,000	15,657
Dividends received		6,473	6,473	7,047	1,012

Net cash used in investing activities		(2,264,647)	(2,113,132)	(2,087,032)	(299,783)

Cash flows from financing activities:
Transactions with non-controlling interests		—	(3,349)	—	—
Dividends paid to the Company’s shareholders		(569,333)	(566,683)	(425,012)	(61,049)
Payment of lease liabilities		—	—	(59,620)	(8,564)

Net cash used in financing activities		(569,333)	(570,032)	(484,632)	(69,613)

Net increase/(decrease) in cash and cash equivalents		(199,141)	578,238	(176,419)	(25,341)

Cash and cash equivalents, at beginning of year		1,359,656	1,160,515	1,738,753	249,756

Cash and cash equivalents, at end of year	21	1,160,515	1,738,753	1,562,334	224,415

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.9618, the certified exchange rates for December 31, 2019 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2019 or on any other date.

Chairman	General Manager	-Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital RMB (Note 22)	Share premium RMB	Statutory surplus reserve RMB (Note 23)	Discretionary surplus reserve RMB (Note 23)	Other reserve RMB (Note 23)	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB
Balance at January 1, 2017	7,083,537	11,562,738	2,521,534	304,059	—	6,582,190	28,054,058	(24,003)	28,030,055
Total comprehensive income	—	—	—	—	181,941	1,015,361	1,197,302	(3,593)	1,193,709
Profit for the year	—	—	—	—	—	1,015,361	1,015,361	(3,593)	1,011,768
Other comprehensive income (Note 23)	—	—	—	—	181,941	—	181,941	—	181,941
Special reserve-Safety Production Fund (Note 23)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	227,250	(227,250)	—	—	—
Utilization	—	—	—	—	(227,250)	227,250	—	—	—
Appropriations from retained earnings (Note 23)	—	—	101,982	—	—	(101,982)	—	—	—
Transaction with owners	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)
Dividend relating to 2016	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance at December 31, 2017	7,083,537	11,562,738	2,623,516	304,059	181,941	6,928,886	28,684,677	(27,596)	28,657,081

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital (Note 22)	Share premium	Statutory surplus reserve (Note 23)	Discretionary surplus reserve (Note 23)	Other reserves (Note 23)	Retained earnings	Total	Non- controlling interests	Total equity
Balance at January 1, 2018	7,083,537	11,562,738	2,618,549	304,059	181,941	6,884,180	28,635,004	(27,596)	28,607,408
Total comprehensive income	—	—	—	—	—	784,059	784,059	(5,025)	779,034
Profit for the year	—	—	—	—	—	784,059	784,059	(5,025)	779,034
Other comprehensive income (Note 23)	—	—	—	—	—	—	—	—	—
Special reserve - Safety Production Fund (Note 23)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	242,456	(242,456)	—	—	—
Utilization	—	—	—	—	(242,456)	242,456	—	—	—
Appropriations from retained earnings (Note 23)	—	—	83,612	—	—	(83,612)	—	—	—
Disposal of subsidiaries	—	(81)	—	—	—	—	(81)	(3,349)	(3,430)
Transaction with owners:	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)
Dividend relating to 2017 (Note 35)	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance at December 31, 2018	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital (Note 22)		Share premium		Statutory surplus reserve (Note 23)		Discretionary surplus reserve (Note 23)		Other reserves (Note 23)		Retained earnings		Total		Non- controlling interests		Total equity
Balance at January 1, 2019		7,083,537		11,562,657		2,702,161		304,059		181,941		7,017,944		28,852,299		(35,970)		28,816,329

Total comprehensive income		—		—		—		—		—		748,439		748,439		(475)		747,964
Profit for the year		—		—		—		—		—		748,439		748,439		(475)		747,964
Other comprehensive income (Note 23)		—		—		—		—		—		—		—		—		—
Special reserve - Safety Production Fund (Note 23)		—		—		—		—		—		—		—		—		—
Appropriation		—		—		—		—		264,871		(264,871)		—		—		—
Utilization		—		—		—		—		(264,871)		264,871		—		—		—
Appropriations from retained earnings (Note 23)		—		—		78,264		—		—		(78,264)		—		—		—
Transaction with owners:		—		—		—		—		—		(425,012)		(425,012)		—		(425,012)
Dividend relating to 2018 (Note 35)		—		—		—		—		—		(425,012)		(425,012)		—		(425,012)
Balance at December 31, 2019		7,083,537		11,562,657		2,780,425		304,059		181,941		7,263,107		29,175,726		(36,445)		29,139,281

Balance at December 31, 2019(*)	US$	1,017,486	US$	1,660,872	US$	399,383	US$	43,675	US$	26,135	US$	1,043,280	US$	4,190,831	US$	(5,235)	US$	4,185,596

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.9618, the certified exchange rates for December 31, 2019 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2019 or on any other date.

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

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business (“Yangcheng Railway Business”) of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

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

On 14 March 2013, pursuant to the approved plan of State Council Institutional Reform and Transformation of Government Functions and Approval On Setting Up China Railway Company by the State Council, the previous controlling entity of Guangzhou Railway Group, MOR, was dissolved. The administrative functions of MOR were transferred to the Ministry of Transport and a newly established authority called the National Railway Administration; while the business functions were transferred to the China Railway Corporation(“CRC”). Accordingly, the equity interests of Guangzhou Railway Group, which was wholly controlled by MOR previously, were also transferred to the CRC (“Reform”). The Reform was completed on January 1, 2017 and CRC has become the controlling entity of the Company’s principal shareholder since that date, Guangzhou Railway Group, CRC, together with subsidiaries which were wholly controlled by MOR previously (hereinafter collectively as “CRC Group”) became related parties of the Group. In 2019, CRC changed its name to China State Railway Group Co., Ltd.,(“CSRG”), and Guangzhou Railway Group, CSRG, together with subsidiaries which were wholly controlled by CSRG are hereinafter referred to as CSRG Group.

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

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The financial statements were authorized for issue by the board of directors of the Company on April 28, 2020.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Guangshen Railway Company Limited and its subsidiaries.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation

(a)	Compliance with IFRS

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

(b)	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis except for financial assets at fair value through other comprehensive income (“FVOCI”) are measured at fair value.

(c)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019:

•	IFRS 16 Leases ;

•	Prepayment Features with Negative Compensation – Amendments to IFRS 9

•	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28

•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle

•	Plan Amendment, Curtailment or Settlement – Amendments to IAS 19

•	Interpretation 23 Uncertainty over Income Tax Treatments

The Group had to change its accounting policies as a result of adopting IFRS 16. The Group elected to adopt the new rules retrospectively but recognized the cumulative effect of initially applying the new standard on January 1, 2019. This is disclosed in note 2.2(d).

Most of the other amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(d)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Effective for annual periods beginning on or after
Revised Conceptual Framework for Financial Reporting		January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of material	January 1, 2020
Amendments to IFRS 3	Definition of business	January 1, 2020
IFRS 17	Insurance contracts	January 1, 2021
IFRS 39, IFRS 7 and IFRS 9	Hedge accounting	January 1, 2021
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements.

As indicated in note 2.1 above, the Group has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The new accounting policies are disclosed in note 2.27.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.9%.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Changes in accounting policies (continued)

(a)	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	Accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

(b)	Measurement of lease liabilities

2019 RMB’000
Operating lease commitments disclosed as at December 31, 2018	467,920
Add: adjustments as a result of exercising extension options	4,679,200

Total undiscounted lease liability as at January 1, 2019	5,147,120

Discounted using the lessee’s incremental borrowing rate of at the date of initial application	1,177,246

Lease liability recognized as at January 1, 2019	1,177,246
Of which are:
Current lease liabilities	58,490
Non-current lease liabilities	1,118,756

1,177,246

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Changes in accounting policies (continued)

(c)	Measurement of right-of-use assets

The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

(d)	Adjustment recognized in the balance sheet on January 1, 2019

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	right-of-use assets – increase by RMB3,101,742,000

•	leasehold land payments – decrease by RMB1,924,496,000

•	lease liabilities – increase by RMB1,177,246,000

There was no impact on retained earnings on January 1, 2019.

(e)	Lessor accounting

The Group did not need to make any adjustments to the accounting for assets held as lessor under operating leases as a result of the adoption of IFRS 16.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Subsidiaries

2.3.1	Consolidation

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

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in profit or loss (Note 2.10).

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Subsidiaries (continued)

2.3.1	Consolidation (continued)

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

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities, which means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.4	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.4	Associates (continued)

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount within ‘share of result of associates’, included in the consolidated comprehensive income statement.

Profits or losses and other comprehensive income resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6	Foreign currency transaction

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

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

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.7	Fixed assets (continued)

Buildings (a)	20 to 40 years
Tracks, bridges and service roads (a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signaling systems	8 to 20 years
Other machinery and equipment	4 to 25 years

(a)

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired (note 2.27), on which these assets are located.

The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right lease agreement entered into with Guangzhou Railway Group, the Company can renew the lease at its own discretion upon expiry of the lease term. Based on the above consideration, the directors of the Company consider the current estimated useful lives of those assets to be reasonable.

The assets residual values and estimated useful lives are reviewed, and adjusted if appropriate, at the end of each year.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “other losses - net”, included in the consolidated comprehensive income statement.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9	Goodwill

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

Assets that subjected to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Investments and other financial assets

2.11.1	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured at amortized cost; or

•	those to be measured subsequently at FVOCI;

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in other comprehensive income (“OCI”) . For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

2.11.2	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.11.3	Measurement

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

Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Financial assets (continued)

2.11.3	Measurement (continued)

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group measures all of its debt instruments at amortized cost.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated comprehensive income statement.

2.11.4	Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost, including trade receivables, other receivables and long-term receivable.

Management recognized provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. For financial assets subject to ECL measurement except trade receivables, on each balance sheet day, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, ‘Three-stage’ expected credit loss models are established and staging definition are set for each of these financial assets class.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11	Financial assets (continued)

2.11.4	Impairment (continued)

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

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.11.5	Accounting policies applied until December 31, 2017

The Group has applied IFRS 9 retrospectively from January 1, 2018, but has elected not to restate comparatives for the 2017 reporting period. As a result, the comparative information provided continues to be accounted for in accordance with the Group’s previous accounting policy.

(i)	Classification

Until December 31, 2017, the Group classifies its financial assets in the following categories: receivables and AFS. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(ii)	Subsequent measurement

The measurement at initial recognition did not change an adoption of IFRS 9, see description above.

Subsequent to the initial recognition, receivables are subsequently carried at amortized cost using the effective interest method.

The measurement at initial recognition did not change an adoption of IFRS 9, see description above.

Subsequent to the initial recognition, receivables are subsequently carried at amortized cost using the effective interest method.

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

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in profit or loss as “other gain/losses - net”. Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive payments is established.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13	Long-term prepaid expenses

Long-term prepaid expenses include the various expenditures that have been incurred but should be recognized as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortized on the straight-line basis over the expected beneficial period and are presented at actual expenditure incurred, net of accumulated amortization.

2.14	Non-current assets held for sale

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

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

2.15	Materials and supplies

Materials and supplies are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed. The cost of materials and supplies may not be recoverable if they are damaged, become wholly or partially obsolete, or if their selling prices have declined due to various reasons. When such circumstances happen, cost of materials and supplies is written to net realizable value, which is the estimated selling price less applicable variable expenses.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.19	Financial liabilities

The Group’s financial liabilities include trade payables, other payables (excluding other tax payables, employee salary and benefits payables and advances), payables for fixed assets and construction-in-progress, dividends payable and lease liabilities.

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Trade payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Financial liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

The Group derecognizes financial liability when, and only when, the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

2.20	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.20	Current and deferred income tax (continued)

(b)	Deferred income tax (continued)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, and associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognized.

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, and associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.21	Employee benefits

(a)	Defined contribution plan

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

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.22	Provisions

Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23	Revenue recognition

Revenue of the Group comprise of revenue from railroad and related business and revenue from other business.

(a)	Revenue from railroad and related business

The operations of the railway business of the Group form part of the nationwide railway system in the PRC and they are supervised and governed by CSRG. The Group renders the passenger transportation and freight transportation services, and the related service fees and charges are collected from customer or other railway companies by the Group.

The respective fares and charges of the services, and processing of the respective revenue and cost allocation among different railway companies are done centrally by a central clearance system operated by CSRG.

Revenue from passenger transportation

Passenger transportation generally include transportation business of Guangzhou-Shenzhen inter-city express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by the Group as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CSRG through the central clearance system.

Revenues are recognized over time when the train transportation services are rendered. The revenue is presented net of value-added tax but before deduction of any sales handling commissions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23	Revenue recognition (continued)

(a)	Revenue from railroad and related business (continued)

Revenue from freight transportation

The Group also provides freight transportation services. Service information and computation of the attributable revenues entitled by the Group are processed by the central clearance system of CSRG.

The revenues are recognized at gross amounts overtime in the accounting period in which the services are rendered.

Revenue from railway network usage and other transportation related services

Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CSRG. The revenue from network usage services are recognized over time in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by the Group and all proceeds are collected by the Group directly.

When the services rendered by the Group exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

(b)	Revenue from other businesses

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognized over time when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers at appoint in time. Revenue from operating lease arrangements on certain properties and locomotives is recognized over time on a straight-line basis over the period of the respective leases.

(c)	Financing components

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24	Interest income

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

2.25	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.26	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to fixed assets are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

2.27	Leases

As explained in note 2.2 above, the Group has changed its accounting policy for leases where the Group is the lessee. The new policy is described below and the impact of the change in note 2.2.

Leases in which a significant portion of the risks and rewards of ownership were not transferred to the Group were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

The Group’s right-of-use asset mainly consisted of lease of land and leasehold land payments for self-occupied purpose.

For the lease of land, in connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on November 15, 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on January 1, 2007 and the lease term is 20 years, renewable at the discretion of the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.27	Leases (continued)

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located. Based on the provision of the land use right lease agreement entered into with Guangzhou Railway Group, the Company can renew the lease at its own discretion upon expiry of the lease term, and the Company expect to exercise the option to extend the lease within the remaining useful lives of those assets. Therefore the Group is reasonably certain to determine the lease term based on the remaining useful lives of those assets.

For the land use rights, the Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortized over the lease terms of 36.5 to 50 years using the straight-line method.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.27	Leases (continued)

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

•	makes adjustments specific to the lease, eg term, country, currency and security.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the balance sheet based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

2.28	Dividend distribution

Dividend distribution to the shareholders is recognized as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the shareholders of the Company.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT

3.1	Financial risk factor

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and other price risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimize the potential adverse effects on the financial performance of the Group.

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

The Group’s objective of managing the foreign currency risk is to minimize potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency being exposed, measures are taken by management to manage the foreign currency positions.

The following table shows the Group’s foreign currency denominated monetary assets (in RMB thousands equivalent):

Monetary assets	Currency denomination	As at December 31
		2019	2018
Cash and cash equivalents	HKD	88,892	77,608
Cash and cash equivalents	USD	8	54
Other receivables	HKD	713	416

		89,613	78,078

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at December 31, 2019, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, profit after tax for the year would have been RMB3,360,000 (2018: RMB2,926,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not expected to be significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk

Other than deposits held in banks and long-term receivable, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.53% (2018: 1.62%) per annum. Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

As at December 31, 2018 and 2019, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.

(iii)	Other price risk

The Group’s exposure to price risk arises from equity investments held by the Group and classified as FVOCI (note 15).

As at December 31, 2019, if the expected price of the equity investments held by the Group increased/decreased by 5% with all other variables held constant, other comprehensive income for the year would have been RMB13,164,000 (2018: RMB12,047,000) higher/lower.

(b)	Credit risk

Credit risk arises from cash and cash equivalents, short-term deposits, trade and other receivables (excluding prepayments) and long-term receivable.

(i)	Risk management

The credit quality of financial assets that are neither past due nor impaired can be analyzed by the identity of counterparties as follows:

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(i)	Risk management (continued)

	2019 RMB’000	2018 RMB’000
Trade receivables
Due from Guangzhou Railway Group and its subsidiaries	1,777,513	1,756,816
Due from CSRG Group (excluding Guangzhou Railway Group and its subsidiaries)	948,024	665,009
Due from third parties	833,305	613,105

	3,558,842	3,034,930

	2019 RMB’000	2018 RMB’000
Other receivables excluding prepayments
Due from Guangzhou Railway Group and its subsidiaries	22,031	1,880
Due from CSRG Group (excluding Guangzhou Railway Group and its subsidiaries)	48,418	1,149
Due from third parties	240,025	289,387

	310,474	292,416

	2019 RMB’000	2018 RMB’000
Long-term receivable
Due from a third party	26,103	28,354

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

	2019	2018
	RMB’000	RMB’000
Cash at bank and short-term deposits
Placed in listed banks in the PRC	1,562,334	1,847,723

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

The Group categorizes the trade receivables into the following portfolios based on credit risk characteristics:

•	Portfolio 1: receivable incurred from revenues collected and settled through the CSRG;

•	Portfolio 2: receivable incurred from revenue from railway operation;

•	Portfolio 3: receivable incurred from revenue other than railway operation and revenues collected and settled without the CSRG; and

•	Portfolio 4: bank acceptance that represents lower credit risk.

Provision for credit losses are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.

	As at December 31, 2019			As at December 31, 2018
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Portfolio 1	232,848	—	—	248,481	—	—
Portfolio 2	4,033,727	1.42%	(57,201)	3,560,959	1.66%	(58,945)
Portfolio 3	196,694	2.00%	(3,934)	113,389	2.00%	(2,267)
Portfolio 4	99,950	—	—	—	—	—

	4,563,219		(61,135)	3,922,829		(61,212)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

The loss provision for trade receivables as at December 31 reconciles to the opening loss provision as follows:

	Trade receivables
	2019 RMB’000	2018 RMB’000
Opening loss provision as at January 1	61,212	66,907
Receivables written off during the year as uncollectible	(77)	(6)
Reversal of impairment loss provision	—	(5,689)

Closing loss provision at December 31	61,135	61,212

Other financial assets at amortized cost

Other financial assets at amortized cost include other receivables, and long-term receivable.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

On that basis, the loss provision as at December 31, 2018 and 2019 for other receivables was as follows (in RMB thousands):

	As at December 31, 2019			As at December 31, 2018
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Stage 1	250,863	2.38%	(5,959)	317,224	1.88%	(5,959)
Stage 2	—	—		—	—	—
Stage 3	4,631	100%	(4,631)	4,631	100%	(4,631)

	255,494		(10,590)	321,855		(10,590)

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

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year	Between 1 and 5 years	Over 5 years	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2019
Trade and other payables excluding non-financial liabilities	2,683,828	—	—	2,683,828
Payables for fixed assets and construction-in-progress	1,802,592	—	—	1,802,592
Lease liabilities	58,490	233,960	4,796,180	5,088,630
Dividends payable	12,890	—	—	12,890

	4,557,800	233,960	4,796,180	9,587,940

At December 31, 2018
Trade and other payables excluding non-financial liabilities	2,631,433	—	—	2,631,433
Payables for fixed assets and construction-in-progress	2,441,647	—	—	2,441,647
Dividends payable	12,894	—	—	12,894

	5,085,974	—	—	5,085,974

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

As at December 31, 2018 and 2019, the Group has no short-term loan, long-term loan, bond payable or long-term payable. Management considered that such capital structure is appropriate.

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

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at December 31, 2019 and 2018, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15).

The following table presents the Group’s assets that are measured at fair value at December 31, 2019:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI	—	—	351,045	351,045

The following table presents the Group’s assets that are measured at fair value at December 31, 2018:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI	—	—	321,246	321,246

There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the year. There were no gains/(losses) recognized for the year ended December 31, 2019.

Financial assets and liabilities of the Group measured at amortized cost include trade and other receivables, long-term receivable, short-time deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

The segment results for 2017, 2018 and 2019 are as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
- Railroad and Business	17,294,901	18,823,379	20,025,568	—	—	—	—	—	—	17,294,901	18,823,379	20,025,568
- Other Businesses	705,423	779,719	938,066	395,661	273,274	271,452	(64,563)	(48,354)	(56,735)	1,036,521	1,004,639	1,152,783

Total revenue	18,000,324	19,603,098	20,963,634	395,661	273,274	271,452	(64,563)	(48,354)	(56,735)	18,331,422	19,828,018	21,178,351

Timing of revenue recognition
- Over time	17,899,006	19,480,546	20,826,847	180,331	89,590	110,214	(64,563)	(48,354)	(56,735)	18,014,774	19,521,782	20,880,326
- At a point in time	101,318	122,552	136,787	215,330	183,684	161,238	—	—	—	316,648	306,236	298,025

	18,000,324	19,603,098	20,963,634	395,661	273,274	271,452	(64,563)	(48,354)	(56,735)	18,331,422	19,828,018	21,178,351

Segment result	1,341,601	1,120,148	1,045,581	14,519	(26,078)	(36,489)	(8,988)	(25,270)	—	1,347,132	1,068,800	1,009,092

Finance costs - net	10,011	451	56,439	159	179	271	—	—	—	10,170	630	56,710
Share of results of associates, net of tax	6,944	7,177	(7,039)	—	—	—	—	—	—	6,944	7,177	(7,039)
Depreciation of fixed assets	1,655,657	1,603,106	1,633,185	6,803	6,637	4,113	—	—	—	1,662,460	1,609,743	1,637,298
Depreciation of right-of-use assets	—	—	53,992	—	—	11,332	—	—	—	—	—	65,324
Amortization of leasehold land payments	34,348	44,450	—	11,332	11,332	—	—	—	—	45,680	55,782	—
Amortization of long-term prepaid expenses	3,256	12,596	16,008	(88)	313	430	—	—	—	3,168	12,909	16,438
Impairment of fixed assets	11,185	10,364	20,697	—	—	—	—	—	—	11,185	10,364	20,697
Provision for impairment of materials and supplies	7,844	11,361	10,793	—	—	—	—	—	—	7,844	11,361	10,793

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2017, 2018 and 2019 is as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2017	2018	2019	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	1,341,601	1,120,148	1,045,581	14,519	(26,078)	(36,489)	(8,988)	(25,270)	—	1,347,132	1,068,800	1,009,092
Income tax expense	(328,727)	(291,202)	(262,942)	(6,637)	1,436	1,814	—	—	—	(335,364)	(289,766)	(261,128)

Profit/(loss) for the year	1,012,874	828,946	782,639	7,882	(24,642)	(34,675)	(8,988)	(25,270)	—	1,011,768	779,034	747,964

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Railway Transportation Business		All other segments		Elimination		Total
	2018	2019	2018	2019	2018	2019	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	35,089,100	36,691,272	496,353	485,891	(183,216)	(284,030)	35,402,237	36,893,133

Total segment assets include:
Investment in associates	181,725	174,686	—	—	—	—	181,725	174,686
Additions to non-current assets (other than financial instruments and deferred tax assets)	2,885,650	1,757,394	7,635	3,097	—	—	2,893,285	1,760,491

Total segment liabilities	6,163,507	7,348,182	571,273	595,487	(148,872)	(189,817)	6,585,908	7,753,852

Revenues of approximately RMB4,400,273,000 (2017: RMB3,595,959,000 and 2018: RMB3,966,988,000) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signaling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2018
Cost	7,441,605	14,588,338	7,903,204	1,993,168	6,628,084	38,554,399
Accumulated depreciation	(2,590,294)	(3,390,032)	(3,053,269)	(1,522,955)	(4,368,375)	(14,924,925)
Impairment	—	—	(9,865)	—	(2,471)	(12,336)

Net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138

Year ended December 31, 2018
Opening net book amount	4,851,311	11,198,306	4,840,070	470,213	2,257,238	23,617,138
Other additions	6,956	—	712,632	22,784	115,526	857,898
Transfer in from construction-in-progress (Note 7)	162,624	277,739	127,805	28,629	133,089	729,886
Transfer out to construction-in-progress for improvement/modifications(Note 7)	(60,507)	(273,678)	(715,707)	(8,042)	(36,835)	(1,094,769)
Transfer in from construction-in-progress after repair	124,345	324,386	1,414,100	40,026	76,003	1,978,860
Reclassifications	(5,631)	—	—	—	5,631	—
Disposals	(4,082)	(99,463)	(167,790)	(10,531)	(15,128)	(296,994)
Depreciation charges	(320,823)	(213,858)	(611,095)	(104,096)	(359,871)	(1,609,743)
Impairment charge	(2,881)	—	—	—	(7,483)	(10,364)
Impairment write-off	—	—	9,865	—	2,471	12,336

Closing net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248

At December 31, 2018
Cost	7,590,161	14,735,949	8,218,284	2,034,318	6,631,867	39,210,579
Accumulated depreciation	(2,835,968)	(3,522,517)	(2,608,404)	(1,595,335)	(4,453,743)	(15,015,967)
Impairment	(2,881)	—	—	—	(7,483)	(10,364)

Net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248

Year ended December 31, 2019
Opening net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248
Other additions	4,975	2,185	948	28	96,443	104,579
Transfer in from construction-in-progress (Note 7)	238,599	110,172	65,903	87,732	241,212	743,618
Transfer out to construction-in-progress for improvement/modifications(Note 7)	(10,523)	(44,034)	(484,992)	(24,994)	(27,658)	(592,201)
Transfer in from construction-in-progress after repair	27,451	121,591	716,082	28,712	58,802	952,638
Reclassifications	(102)	102	238	(412)	174	—
Disposals	(8,529)	(87,439)	(49,855)	(5,526)	(17,468)	(168,817)
Depreciation charges	(321,779)	(214,909)	(661,484)	(87,880)	(351,246)	(1,637,298)
Impairment charge	(20,697)	—	—	—	—	(20,697)
Impairment write-off	—	—	—	—	11	11

Closing net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081

At December 31, 2019
Cost	7,825,870	14,817,730	8,102,522	1,852,565	6,757,634	39,356,321
Accumulated depreciation	(3,141,585)	(3,716,630)	(2,905,802)	(1,415,922)	(4,579,251)	(15,759,190)
Impairment	(23,578)	—	—	—	(7,472)	(31,050)

Net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS-NET (CONTINUED)

(a)

As at December 31, 2019, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,626,540,000 (2018: RMB1,676,711,000) had not been obtained by the Group.

These kind of buildings are classified as below:

	Carrying value as at December 31 2018 RMB’000	Carrying value as at December 31 2019 RMB’000	Reason for delay in obtaining the ownership certificates
Certificates for buildings under application procedures	1,067,076	1,040,897

The Group commenced such application procedures with the respective authorities in China by the end of 2017, there has been progress made and the Group’s management does not expect any major difficulties in obtaining the remaining ownership certificates.

Certain buildings located on the land of which the land use right certificates have not been obtained	53,392	49,846

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

Certain buildings attached to pieces of land which is held by lease	556,243	535,797

Such land is held by lease under certain lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the leasors, and as confirmed by the Company’s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of these buildings and it should not lead to any significant adverse impact on the operations of the Group.

(b)	As at December 31, 2019, fixed assets of the Group with an aggregate net book value of approximately RMB172,218,000 (2018: RMB138,390,000) had been fully depreciated but they were still in use.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

7	CONSTRUCTION-IN-PROGRESS

	2018 RMB’000	2019 RMB’000
At January 1	1,430,671	1,828,372
Transfer in from fixed assets for improvement/modifications (Note 6)	1,094,769	592,201
Other additions	2,011,678	1,654,657
Transfer to fixed assets (Note 6)	(729,886)	(743,618)
Transfer out to fixed assets after improvement/modifications (Note 6)	(1,978,860)	(952,638)

At December 31	1,828,372	2,378,974

Construction-in-progress as at December 31, 2019 mainly comprise of improvement projects for road existing railway equipment in the PRC.

For the year ended December 31, 2019, no interest expense (2018: nil) had been capitalized in the construction-in-progress balance as there were no third party borrowings during the year.

As at December 31, 2019, the balance of the provision for writing down the construction-in-progress was approximately RMB15,456,000 (2018: RMB15,456,000).

8	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

	2019
	Land use right (a)	Lease of Land use right	Total
	RMB’000	RMB’000	RMB’000
Cost
As at January 1	2,388,326	1,177,246	3,565,572
Additions	1,200	—	1,200

As at December 31	2,389,526	1,177,246	3,566,772

Accumulated depreciation
As at January 1	(463,830)	—	(463,830)
Additions	(51,946)	(13,378)	(65,324)

As at December 31	(515,776)	(13,378)	(529,154)

Net book value
As at December 31	1,873,750	1,163,868	3,037,618

As at January 1	1,924,496	1,177,246	3,101,742

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

8	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (CONTINUED)

Lease Liabilities	2018 RMB’000	2019 RMB’000

Current	—	58,490
Non-current	—	1,117,936

	—	1,176,426

The amounts recognized in the Consolidated Comprehensive Income Statement for the year relating to the lease contracts are as follows:

	2018 RMB’000	2019 RMB’000
Depreciation charge of right-of-use assets	—	65,324
Interest expense on lease liabilities	—	57,670
Expense relating to short-term leases	—	684,037

	—	807,031

The total cash outflow for leases in 2019 was RMB743,657,000.

The remaining lease period of right-of-use assets as at December 31, 2019 was lease of between 12 to 87 years.

(a)

As at December 31, 2019, the ownership certificates of land with an aggregate carrying value of approximately RMB56,881,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to the name of the Company; and the ownership certificates of the land use rights of the Group with an aggregate carrying value of approximately RMB1,201,115,000 (2018: RMB1,227,820,000) had not been obtained by the Group due to the following fact:

	Carrying value as at December 31 2019 RMB’000	Reason for delay in obtaining the ownership certificates
Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company	1,201,115	Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Group to coordinate and execute the procedures for acquiring the respective land use rights certificates with the respective local bureaus and authorities governing the title registration and transfer, and therefore, the progress of acquiring the formal title certificates has been progressing slowly.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL

RMB’000
Year ended December 31, 2018 and 2019
Opening net book amount	281,255
Additions	—
Impairment	—

Closing net book amount	281,255

At December 31, 2018 and 2019
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

As at December 31, 2018 and 2019, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2007.

On January 1, 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve the operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s other railway business (collectively the “Combined Railway Transportation Business”) represents the lowest level of CGUs within the Group at which goodwill is monitored for internal management purposes. As a result, the goodwill balance has been allocated to the CGU comprising the Combined Railway Transportation Business.

The recoverable amount of the CGU is determined based on higher of value-in-use and fair value less costs to sell. These calculations use pre-tax cash flow projections based on financial forecasts prepared by management covering a five-year period. Cash flows beyond the five-years period are extrapolated using the estimated growth rates stated below.

At December 31, 2019, the recoverable amount calculated based on value-in-use exceeded carrying value of the CGU by RMB4,997 million (2018: RMB5,515 million).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9	GOODWILL(CONTINUED)

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2018	2019
Gross margin (beyond the five-years period)	16.73%	16.30%
Growth rate (beyond the five-years period)	2.00%	2.00%
Discount rate	12.44%	12.44%

Management estimated the gross margin and growth rate based on past performance and its expectations for the market development. The discount rate used is pre-tax and reflect specific risks relating to the railway transportation business segment.

Even if the budgeted growth rate used in the value-in-use calculation for the CGU in railroad business had been 10% lower than management’s estimates as at December 31, 2019, the Group would not need to recognize impairment charges against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in railroad business had been 1% higher than management’s estimates as at December 31, 2019, no impairment charges had to be recognized by the Group against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES

The following is a list of the principal subsidiaries at December 31, 2019:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)	Registered capital RMB’000
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	—	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	100%	100%	—	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	—	1,500
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in the PRC	100%	100%	—	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—	379
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”)(i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%	107,050

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10	SUBSIDIARIES (CONTINUED)

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

As at December 31, 2019, the non-wholly owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed .

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11	INVESTMENTS IN ASSOCIATES

	2018	2019
	RMB’000	RMB’000
Share of net assets	181,725	174,686
Less: provision for impairment	—	—

	181,725	174,686

The movement of investments in associates of the Group during the year is as follows:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Beginning of the year	167,604	174,548	181,725
Share of results after tax	6,944	7,177	(7,039)

End of the year	174,548	181,725	174,686

As at December 31, 2019, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company (“Shentu”)	49%	RMB64,000,000	Construction of railroad properties

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

Set out below are the summarized financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Summarized balance sheets

	Tiecheng		Shentu
	2018	2019	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	121,465	77,732	1,143,125	1,612,909
Non-current assets	326,644	361,864	12,794	12,941

Total assets	448,109	439,596	1,155,919	1,625,850

Current liabilities	208,458	223,295	1,024,702	1,485,647

Equity	239,651	216,301	131,217	140,203

Share of net assets	117,429	105,987	64,296	68,699

Carrying amount of interest in associates	117,429	105,987	64,296	68,699

Summarized comprehensive income statements

	Tiecheng			Shentu
	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	44,351	45,017	45,673	506,608	851,701	1,222,250
Net profit/(loss)	12,225	11,039	(23,350)	1,947	3,608	8,986

Total comprehensive income/(loss) for the year	12,225	11,039	(23,350)	1,947	3,608	8,986

Reconciliation of the summarized financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng			Shentu			Total
	2017	2018	2019	2017	2018	2019	2017	2018	2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening net assets	216,387	228,612	239,651	125,662	127,609	131,217	342,049	356,221	370,868
Profit/(loss) for the year	12,225	11,039	(23,350)	1,947	3,608	8,986	14,172	14,647	(14,364)

Closing net assets	228,612	239,651	216,301	127,609	131,217	140,203	356,221	370,868	356,504

Percentage of ownership interest	49%	49%	49%	49%	49%	49%	49%	49%	49%

Carrying value	112,020	117,429	105,987	62,528	64,296	68,699	174,548	181,725	174,686

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES)

	2018	2019
	RMB’000	RMB’000
Deferred tax assets	273,022	366,348
Less: Offsetting of deferred tax liabilities	(75,727)	(75,098)

Deferred tax assets (net)	197,295	291,250

Deferred tax liabilities	(139,625)	(136,503)
Less: Offsetting of deferred tax assets	75,727	75,098

Deferred tax liabilities (net)	(63,898)	(61,405)

	133,397	229,845

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2018	2019
	RMB’000	RMB’000
Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	124,666	144,415
- Deferred tax assets to be recovered within 12 months	148,356	221,933

	273,022	366,348

Deferred tax liabilities:
- Deferred tax liabilities to be recovered after more than 12 months	(134,492)	(133,854)
- Deferred tax liabilities to be recovered within 12 months	(5,133)	(2,649)

	(139,625)	(136,503)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At January 1 2018 RMB’000	(Charged)/ Credited to the comprehensive income statement RMB’000	At December 31 2018 RMB’000	(Charged)/ Credited to the comprehensive income statement RMB’000	At December 31 2019 RMB’000
Deferred tax assets:
Impairment provision for receivables	21,331	(3,490)	17,841	(20)	17,821
Impairment provision for fixed assets and construction-in-progress	6,948	(493)	6,455	5,171	11,626
Impairment provision for materials and supplies	7,120	2,335	9,455	(5,045)	4,410
Differences in accounting base and tax base of government grants	25,519	(90)	25,429	(2,178)	23,251
Differences in accounting base and tax base of employee benefits obligations	40,647	5,093	45,740	5,063	50,803
Loss on disposal of fixed assets	30,709	(17,361)	13,348	11,767	25,115
Difference in accounting base and tax base of party organization activity fee	—	7,973	7,973	8,303	16,276
Difference in accounting base and tax base in the recognition of land disposal proceed	—	146,781	146,781	65,236	212,017
Others	—	—	—	5,029	5,029

	132,274	140,748	273,022	93,326	366,348

	At January 1 2018	Charged/ (Credited) to the comprehensive income statement	At December 31 2018	Charged/ (Credited) to the comprehensive income statement	At December 31 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax liabilities:
Differences in accounting base and tax base in recognition of fixed assets	7,863	(2,593)	5,270	(19)	5,251
Differences in accounting base and tax base in recognition of leasehold land payments	66,390	(2,493)	63,897	(2,493)	61,404
Changes in the fair value of available-for-sale financial assets	60,647	—	60,647	—	60,647
Others	10,202	(391)	9,811	(610)	9,201

	145,102	(5,477)	139,625	(3,122)	136,503

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognized for tax loss carry-forwards and other temporary difference to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB154,921,000 (2018: RMB118,264,000) arising from operations of subsidiaries which do not foresee to have enough tax deductible assessable profits in the near future.

	2018 RMB’000	2019 RMB’000
Tax losses that can be carried forward (a)	105,812	142,469
Deductible temporary differences	12,452	12,452

	118,264	154,921

(a)	The tax loss carry-forwards in which no deferred income tax assets were recognized will expire in the following years:

	2018 RMB’000	2019 RMB’000
2019	6,371	—
2020	18,478	16,745
2021	22,325	22,090
2022	22,245	22,245
2023	36,393	36,393
2024	—	44,996

	105,812	142,469

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

13	LONG-TERM PREPAID EXPENSES

The long-term prepaid expenses represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:

	2018 RMB’000	2019 RMB’000
At January 1
Cost	92,822	118,944
Accumulated amortization	(59,421)	(72,330)

Net book amount	33,401	46,614

Year ended December 31
Opening net book amount	33,401	46,614
Additions	26,122	10,631
Amortization	(12,909)	(16,438)

Closing net book amount	46,614	40,807

At December 31
Cost	118,944	129,575
Accumulated amortization	(72,330)	(88,768)

Net book amount	46,614	40,807

14	FINANCIAL INSTRUMENTS BY CATEGORY

	2018 RMB’000	2019 RMB’000
Financial assets
Long-term receivable (Note 16)	28,354	26,103
Trade and other receivables excluding prepayments (Notes 19 and 20)	4,172,882	4,746,988
Short-term deposits (Note 21)	109,000	—
Cash and cash equivalents (Note 21)	1,738,753	1,562,334
FVOCI (Note 15)	321,246	351,045

Total	6,370,235	6,686,470

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

14	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

	2018 RMB’000	2019 RMB’000
Financial liabilities
Liabilities at amortized cost
Trade and other payables excluding non-financial liabilities (Notes 26 and 28)	2,631,433	2,683,828
Payables for fixed assets and construction-in-progress	2,441,647	1,802,592
Dividends payable	12,894	12,890
Lease liabilities	—	1,176,426

Total	5,085,974	5,675,736

15	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

(a)	Classification of financial assets at FVOCI

Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognize in this category.

(b)	Equity investments at fair value through other comprehensive income

	2018 RMB’000	2019 RMB’000
Non-current assets
Investments in unlisted companies	321,246	351,045

The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually.

On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

15	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (CONTINUED)

(c)	Amounts recognized in profit or loss and other comprehensive income

During the year, the following gains were recognized in profit or loss and other comprehensive income.

	2019 RMB’000	2018 RMB’000
Dividends from equity investments at FVOCI recognized in profit or loss in other losses - net (Note 31)	7,047	6,473
- Related to investments held at the end of the reporting period	7,047	6,473

(d)	Fair value

Information about the methods and assumptions used in determining fair value is provided in note 3.3.

All of the financial assets at FVOCI are denominated in RMB. For an analysis of the sensitivity of the assets to price risk refer to note 3.1.

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

The balance approximated its fair value as at December 31, 2019.

17	ASSETS CLASSIFIED AS HELD FOR SALE

By April 19, 2018, with the approval of the board of directors, the Group entered into an irrevocable land use right transfer agreement with the Guangzhou Land Development Center (“GLDC”), transferring the land to GLDC, and the transfer price was RMB1,304,717,000. The transfer of assets was not completed in 2019 and the Group received RMB848,066,000 from GLDC in advance (Note 28).

18	MATERIALS AND SUPPLIES

	2018 RMB’000	2019 RMB’000
Raw materials	160,048	171,532
Reusable rail-line track materials	75,415	58,502
Accessories	59,261	40,224
Retailing consumables	1,493	1,001

	296,217	271,259

The costs of materials and supplies consumed by the Group during the year were recognized as “operating expenses” in the amount of RMB1,736,886,000 (2018: RMB1,658,327,000).

As at December 31, 2019, the balance of the provision for writing down the materials and supplies to their net realizable values was approximately RMB17,640,000 (2018: RMB37,820,000). During the year, additional provision of RMB14,242,000 was made, RMB3,449,000 was reversed as the recovery price increased and RMB30,973,000 was written off arising from realization of losses in the disposal of these assets (2018: RMB19,128,000, RMB7,767,000 and RMB2,007,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	TRADE RECEIVABLES

	2018 RMB’000	2019 RMB’000
Trade receivables	3,922,829	4,563,219
Including: receivables from related parties	2,949,492	3,477,558
Less: Provision for impairment of receivables	(61,212)	(61,135)

	3,861,617	4,502,084

As at December 31, 2018 and 2019, the Group’s trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.

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

	2019 RMB’000	2018 RMB’000
Within 1 year	3,558,842	3,034,930
Over 1 year but within 2 years	747,600	524,652
Over 2 years but within 3 years	172,482	231,879
Over 3 years	84,295	131,368

	4,563,219	3,922,829

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

19	TRADE RECEIVABLES (CONTINUED)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.

Movements on the provision for impairment of trade receivables are as follows:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
At December 31	4,965	6,203	61,212
Change of accounting policy	—	60,704	—

At January 1	4,965	66,907	61,212
Provision for impairment	5,904	—	—
Reversal of impairment loss provision	—	(5,689)	—
Written-off	(4,666)	(6)	(77)

At December 31	6,203	61,212	61,135

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20	PREPAYMENTS AND OTHER RECEIVABLES

	2018	2019
	RMB’000	RMB’000
Due from third parties	313,801	282,229
Due from related parties	35,106	83,848

	348,907	366,077

	2018
	RMB’000
Other receivables	321,855	255,494
Less: Provision for impairment	(10,590)	(10,590)

Other receivables, net (Note (a))	311,265	244,904
Prepayments (Note (b))	37,642	121,173

	348,907	366,077

(a)	Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group.

Movements on the provision for impairment of other receivables are as follows:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
At December 31	13,336	13,325	10,590
Change of accounting policy	—	5,527	—

At January 1	13,336	18,852	10,590
Provision for impairment loss	—	4,631	—
Reversal of impairment loss provision	(3)	(2)	—
Written-off	(8)	(12,891)	—

At December 31	13,325	10,590	10,590

(b)

Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group. As of December 31, 2019, the input VAT with related invoices not been received or verified amounted to RMB101,317,000 (2018: RMB148,369,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:

	2018	2019
	RMB’000	RMB’000
RMB	348,491	365,364
HKD	416	713

	348,907	366,077

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

21	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	2018	2019
	RMB’000	RMB’000
Cash at bank and on hand	1,686,253	1,562,334
Term deposits with initial term not more than three months	52,500	—

Cash and cash equivalents	1,738,753	1,562,334
Term deposits with initial term of over three months (a)	109,000	—

	1,847,753	1,562,334

(a)	The original effective interest rate of term deposits was 1.53% per annum (2018: 1.62% per annum).
(b)	The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	2018	2019
	RMB’000	RMB’000
RMB	1,770,091	1,473,434
HKD	77,608	88,892
USD	54	8

	1,847,753	1,562,334

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

22	SHARE CAPITAL

As at December 31, 2018 and 2019, the total authorized number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.

	As at December 31 2017	Movement	As at December 31 2018	Movement	As at December 31 2019
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Authorized, issued and fully paid:
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,652,237	—	5,652,237	—	5,652,237

Total	7,083,537	—	7,083,537	—	7,083,537

23	RESERVES

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

For the year ended December 31, 2017, 2018 and 2019, the directors proposed the following appropriations to reserves of the Company:

	2017 Percentage	2017 RMB’000	2018 Percentage	2018 RMB’000	2019 Percentage	2019 RMB’000
Statutory surplus reserve	10%	101,982	10%	83,612	10%	78,264

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

For the year 2017, 2018 and 2019, the movement of “Special reserve - Safety Production Fund” of the Group are as below:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Beginning of the year	—	—	—
Appropriation for retained earnings	227, 250	242, 456	264,871
Utilization	(227, 250)	(242,456)	(264,871)

End of the year	—	—	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

23	RESERVES (CONTINUED)

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

The Safety Production Fund is mainly used for the renovation and maintenance of security equipment and facilities. For the purpose of the consolidated financial statements under IFRS, such reserve is established through an appropriation from retained earnings based on the aforementioned method. When the Safety Production Fund is actually utilized, the actual expenses incurred are charged to profit or loss.

For the year 2017, 2018 and 2019, the movement of other comprehensive income of the Group are as below:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Beginning of the year	—	181,941	181,941
Addition due to fair value changes on available-for-sale investments	242,588	—	—
Addition due to deferred liabilities related to fair value changes on available-for-sale investments	(60,647)	—	—

End of the year	181,941	181,941	181,941

Financial assets at FVOCI

The Group has elected to recognize changes in the fair value of certain investments in equity securities in OCI, as explained in note 2.11. These changes are accumulated within the FVOCI reserve within equity. The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognized.

Available-for-sale financial assets – until December 31, 2017

Changes in the fair value and exchange differences arising on translation of investments that were classified as available-for-sale financial assets (e.g. equities), were recognized in other comprehensive income and accumulated in a separate reserve within equity. Amounts were reclassified to profit or loss when the associated assets are sold or impaired, see accounting policy note 2.11 for details.

24	DEFERRED INCOME

	2018 RMB’000	2019 RMB’000
Government grants	99,765	97,467

Government grants relating to costs are deferred and recognized in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

25	EMPLOYEE BENEFITS OBLIGATIONS

	2019	2018
	RMB’000	RMB’000
Employee benefits obligations	26,345	28,389
Less: current portion included in accruals and other payables (Note 28)	(26,345)	(28,389)

	—	—

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007 and Guangmeishan Railway Company Limited (“GRCL”) Business and Guangdong Sanmao Railway Company Limited (“GSRC”) Business in 2016, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business, GRCL Business and GSRC Business. These obligations mainly include the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the respective acquisitions.

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

The movement in the employee benefits obligation during current year is as follows:

	2018	2019
	RMB’000	RMB’000
At January 1	30,745	28,389
Additions	—	—
Payments	(2,356)	(2,044)

At December 31	28,389	26,345

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

26	TRADE PAYABLES

	2018	2019
	RMB’000	RMB’000
Payables to third parties	826,717	844,487
Payables to related parties	614,117	693,611

	1,440,834	1,538,098

The aging analysis of trade payables was as follows:

	2018	2019
	RMB’000	RMB’000
Within 1 year	1,233,902	1,424,775
Over 1 year but within 2 years	114,480	61,371
Over 2 years but within 3 years	46,383	16,726
Over 3 years	46,069	35,226

	1,440,834	1,538,098

27	CONTRACT LIABILITIES

	2018	2019
	RMB’000	RMB’000
Contract liabilities – advances received from customers	198,251	438,705
Contract liabilities – frequent traveler program	5,380	20,115

	203,631	458,820

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

28	ACCRUALS AND OTHER PAYABLES

	2018	2019
	RMB’000	RMB’000
Due to third parties	1,586,277	1,895,881
Due to related parties	490,521	459,679

	2,076,798	2,355,560

	2018	2019
	RMB’000	RMB’000
Advance received from disposal of assets classified as held for sale (Note 17)	587,123	848,066
Payables to GIDC assumed by business combination	368,560	368,560
Other deposits received	213,056	199,483
Salary and welfare payables	203,791	222,684
Deposits received for construction projects	209,245	145,446
Other taxes payable	66,896	109,735
Amounts received on behalf of Labor Union	96,523	95,206
Deposits received from ticketing agencies	32,448	30,298
Employee benefits obligations (Note 25)	28,389	26,345
Other advance received	—	3,000
Housing maintenance fund	15,741	2,431
Other payables	255,026	304,306

	2,076,798	2,355,560

29	AUDITORS’ REMUNERATION

Auditors’ remuneration in respect of audit and non-audit services provided by the auditors for the year ended December 31, 2019 were RMB8,400,000 and RMB930,000 respectively (2017: RMB8,400,000 and RMB950,000 respectively and 2018: RMB8,400,000 and RMB750,000 respectively).

30	EMPLOYEE BENEFITS

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Wages and salaries	4,848,830	5,320,484	5,726,123
Provision for medical, housing scheme and other employee benefits (a)	1,220,708	1,296,392	1,353,800
Contributions to the defined contribution scheme (b)	772,682	829,539	999,020

	6,842,220	7,446,415	8,078,943

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

30	EMPLOYEE BENEFITS (CONTINUED)

(a)	Housing scheme

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

The five individuals whose emoluments were the highest in the Group for the year include one director (2018: one), four senior executives (2018: three) and no supervisor (2018: one). No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office.

The emolument range of each individual is within the band of Nil to RMB553,000 (2018: Nil to RMB471,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

31	OTHER LOSSES– NET

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Loss on disposal of fixed assets—net	(77,026)	(93,914)	(103,560)
Interest income from banks	18,974	25,209	24,736
Government grants	13,272	15,223	22,492
Dividend income from FVOCI(2017: AFS)	6,473	6,473	7,047
Income from compensation	295	2,176	1,092
Impairment of fixed assets(Note 6)	(11,185)	(10,364)	(20,697)
Impairment of trade receivables (Note 19)	(5,904)	—	—
Unwinding of interest accrued on long-term receivable	2,868	4,080	3,749
Income from disposal of subsidiaries	—	81	—
Renovation cost for the separation and transfer of facilities	—	(65,735)	—
Others	3,756	8,158	36,045

	(48,477)	(108,613)	(29,096)

32	FINANCE COSTS—NET

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Interest expense of lease liabilities	—	—	(57,670)
Net foreign exchange gains/(loss)	(7,304)	1,044	2,592

Bank charges	(2,866)	(1,674)	(1,632)

	(10,170)	(630)	(56,710)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

33	INCOME TAX EXPENSE

In 2017, 2018 and 2019, the applicable income tax rate of the Company was 25%.

An analysis of the current year income tax expense is as follows:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Current income tax	355,579	435,991	357,576
Deferred income tax (Note 12)	(20,215)	(146,225)	(96,448)

	335,364	289,766	261,128

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Profit before tax	1,347,132	1,068,800	1,009,092

Tax calculated at the statutory rate of 25% (2017 and 2018: 25%)	336,783	267,200	252,273
Effect of expenses not deductible for tax purposes	663	19,647	2,921
Effect of income not subject to tax	(3,354)	(3,432)	(1,762)
Tax losses for which no deferred tax asset was recognized	5,561	9,098	11,249
Adjustments for current tax of prior periods	(3,886)	(2,335)	(2,410)
Utilization of previously unrecognized tax losses	(403)	(412)	(1,143)

Income tax expense	335,364	289,766	261,128

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

34	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to equity holders of approximately RMB748,439,000 (2017 and 2018: RMB1,015,361,000 and RMB784,059,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2017 and 2018: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2019. The calculation of earnings per equivalent ADS is based on the net profit for the year attributable to equity holders, divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2017 and 2018: 141,670,740 ADSs).

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Profit attributable to owners of the Company	1,015,361	784,059	748,439

Weighted average number of ordinary shares in issue	7,083,537	7,083,537	7,083,537

Weighted average equivalent ADSs	141,670	141,670	141,670

Basic and diluted earnings per share	RMB0.14	RMB0.11	RMB0.11

Basic and diluted earnings per equivalent ADS	RMB7.17	RMB5.53	RMB5.28

35	DIVIDENDS

The dividends paid to the ordinary shareholders of the Group in 2019 were RMB425,012,000 (RMB0.06 per share) (2017 and 2018: RMB566,683,000, RMB0.08 per share).

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Final, proposed, of RMB0.06 (2017: RMB0.08 and 2018: RMB0.06) per ordinary share	566,683	425,012	425,012

At the meeting of the directors held on March 30, 2020, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended December 31, 2019, which is subject to the approval by the shareholders in general meeting. This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at December 31, 2019.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

36	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit before income tax to net cash generated from operations:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Profit before income tax:	1,347,132	1,068,800	1,009,092
Adjustments for:
Depreciation of fixed assets (Note 6)	1,662,460	1,609,743	1,637,298
Depreciation of right-of-use assets (Note 8)	—	—	65,324
Impairment of fixed assets (Note 6)	11,185	10,363	20,697
Provision for impairment of materials and supplies (Note 18)	7,844	11,361	10,793
Amortization of leasehold land payments (Note 8)	45,680	55,782	—
Loss on disposal of fixed assets and costs on repairs	321,741	261,476	161,435
Amortization of long-term prepaid expenses (Note 13)	3,168	12,909	16,438
Share of results of associates , net of tax (Note 11)	(6,944)	(7,177)	7,039
Dividend income on FVOCI/AFS (Note 31)	(6,473)	(6,473)	(7,047)
Investment income from liquidation of a subsidiary (Note 31)	—	(81)	—
Provision for/(reversal of) impairment of receivables	5,901	(1,061)	—
Amortization of deferred income	(3,282)	(5,988)	(2,299)
Interest expense on lease liabilities	—	—	57,670
Interest income	(4,647)	(5,845)	(4,606)

Operating profit before working capital changes	3,383,765	3,003,809	2,971,834
(Increase)/decrease in trade receivables	(419,349)	230,877	(638,401)
Decrease in materials and supplies	6,121	39,224	16,438
Increase in prepayments and other receivables	(12,975)	(17,218)	(64,221)
Decrease in long-term receivable	3,000	7,000	6,000
Increase in trade payables	181,554	115,759	98,393
(Decrease)/increase in accruals and other payables	(179,412)	220,571	358,625

Net cash generated from operations	2,962,704	3,600,022	2,748,668

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

36	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Net book amount (Note 6)	336,812	284,658	168,806
Payable arising from disposal of fixed assets	(2,457)	(6,715)	(2,063)
Transfer to materials and supplies	(12,087)	(16,075)	(2,272)
Loss on disposal of fixed assets and costs on repairs	(321,741)	(261,476)	(161,435)

Proceeds from disposal of fixed assets	527	392	3,036

37	CONTINGENCY

There were no significant contingent liabilities as at December 31, 2019 and up to the date of approval of these financial statements.

38	COMMITMENTS

(a)	Capital commitments

As at December 31, 2019, the Group had the following capital commitments:

	2018 RMB’000	2019 RMB’000
Contracted but not provided for	899,290	804,298

Authorized but not contracted for	1,765,710	1,178,032

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self-generated operating cash flow

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See note 10 for the principal subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

(i)	Guangzhou Railway Group and its subsidiaries

Name of related parties	Relationship with the Company

Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangdong Yangcheng Railway Enterprise Co., Ltd.	Subsidiary of the single largest shareholder
GRCL	Subsidiary of the single largest shareholder
GIDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Center	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
GSRC	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Company Limited	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Ganshao Railway Company Limited	Subsidiary of the single largest shareholder
Hunan Changtie Industrial Development Co. Ltd.	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder
Guangdong Yuetong Railway Logistics Company Limited	Subsidiary of the single largest shareholder
Sanmao Railway Company Xiaotangxi Freight Field Service Company	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Anmao Railway Consulting Construction Company Limited	Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder
Shenzhen Guangshen Railway Real Estate Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Surveying Co., Ltd.	Subsidiary of the single largest shareholder
Hainan Railway Company Limited	Subsidiary of the single largest shareholder
Construction Engineering Company of Yangcheng Railway Industry Development Corporation	Subsidiary of the single largest shareholder
Guangdong Sanmao Railway Capital Construction Company	Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

(ii)	Associates of the Group:

Associates of the Group
Tiecheng	Associate of the Group
Shentu	Associate of the Group

(iii)	Relationship with CSRG and other railway companies

On March 14, 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG (“Reform”). The Reform was completed since January 1, 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both years of 2019 and 2018 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

	2017	2018	2019
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	1,505,348	1,861,543	2,060,518
Revenue collected by CSRG for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,428,752	1,357,512	1,563,191
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	660,847	736,492	812,470

	3,594,947	3,955,547	4,436,179

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	23,386	39,383	45,642

Services received and purchase made
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	1,048,524	872,234	774,291
Cost settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,720,849	1,898,623	2,194,467

	2,769,373	2,770,857	2,968,758

Other services
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iii)	—	—
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	298,040	451,976	441,719
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	455,716	555,048	623,433
Provision of construction services by Guangzhou Railway Group and its subsidiaries (v)	272,390	180,147	363,424

	1,026,146	1,187,171	1,428,576

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amount determined under national railway engineering guidelines.

(vi)

The amount recognized in 2019 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB 247,714,000, the amount of 2017 and 2018 has included such payment.

(II)	Material transactions with CSRG and other railway companies

When the passenger trains and freight trains operated by the Group pass through rail lines owned by other railway companies controlled by the CSRG, the Group need to pay those companies for the services rendered (track usage, locomotive traction and electric catenaries service, etc.), and vice versa. The charge rate of such services are instructed by the CSRG and are collected and settled by the CSRG according to its central recording and settlement systems (see details in note 2.23).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CSRG and other railway companies (continued):

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CSRG Group:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to CSRG Group (i)	81,396	63,364	69,958
Revenue collected by CSRG for services provided to CSRG Group (ii)	1,877,719	2,527,897	2,479,015
Revenue from railway operation service provided to CSRG Group (iii)	1,800,692	2,012,880	2,392,333

	3,759,807	4,604,141	4,941,306

Other services
Provision of repairing services for cargo trucks to CSRG Group (ii)	333,917	337,432	370,990
Sales of materials and supplies to CSRG Group (iv)	7,185	9,099	8,330
Provision of apartment leasing services to CSRG Group (iv)	722	617	574

	341,824	347,148	379,894

Services received and purchases made
Transportation related services
Provision of train transportation services by CSRG Group (i)	306,208	283,490	37,408
Cost settled by CSRG for services provided by CSRG Group (ii) (vi)	1,395,591	2,161,146	2,107,765

	1,701,799	2,444,636	2,145,173

Other services
Provision of repair and maintenance services by CSRG Group (iv)	31,089	9,440	29,066
Purchase of materials and supplies from CSRG Group (iv)	19,258	27,743	23,968
Provision of construction services by CSRG Group (v)	—	1,417	23,636

	50,347	38,600	76,670

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CSRG and other railway companies (continued):

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amounts determined under national railway engineering guidelines.

(vi)

The amount recognized in 2019 does not include the payment of short term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB 436,323,000, the amount of 2017 and 2018 has included such payment.

(III)	Revenues collected and settled through the CSRG:

	2017 RMB’000	2018 RMB’000	2019 RMB’000
- Passenger transportation	7,295,985	7,532,999	7,475,003
- Freight transportation	1,266,122	1,849,360	1,740,907
- Other transportation related services	112,267	78,935	74,870

	8,674,374	9,461,294	9,290,780

(IV)	Lease – as lessee:

As disclosed in note 2.27 and note 8, the Group has adopted IFRS 16 from January 1, 2019 and the Group recognized right-of-use assets in relation to lease contract with Guangzhou Railway Group in regard of land use right, which had previously been classified as ‘operating leases’ under IAS 17 Leases. In 2019, the depreciation expense of the right-of-use assets was RMB13,378,000 (2017 and 2018: not applicable), the interest expense of lease liabilities was RMB57,670,000 (2017 and 2018: not applicable), and the actual payment to Guangzhou Railway Group was RMB59,620,000 (2017: RMB57,358,000 and 2018: RMB58,490,000).

In addition, in 2019, the payment of short term leases related to the lease of passenger trains to Guangzhou Railway Group was RMB247,714,000, the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB436,323,000.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	As at December 31, 2018 and 2019, the Group had the following material balances maintained with related parties:

(I)	Material balances with Guangzhou Railway Group and its subsidiaries:

	2018 RMB’000	2019 RMB’000
Trade receivables	1,934,435	2,329,206
- Guangzhou Railway Group (i)	586,049	549,092
- Subsidiaries of Guangzhou Railway Group (i)	1,348,386	1,780,112
- Associates	—	2
Prepayments and other receivables	33,957	35,430
- Guangzhou Railway Group	231	4
- Subsidiaries of Guangzhou Railway Group	33,726	35,426
Prepayments for fixed assets and construction-in-progress	2,489	4,021
- Subsidiaries of Guangzhou Railway Group (ii)	329	2,815
- Associates	2,160	1,206
Trade payables	597,050	672,849
- Guangzhou Railway Group (i)	95,048	99,696
- Subsidiaries of Guangzhou Railway Group (ii)	500,385	533,726
- Associates	1,617	39,427
Payables for fixed assets and construction-in-progress	388,482	467,745
- Guangzhou Railway Group	42,604	23,496
- Subsidiaries of Guangzhou Railway Group	211,486	201,353
- Associates	134,392	242,896
Contract liabilities	1,100	99
- Subsidiaries of Guangzhou Railway Group	1,096	99
- Associates	4	—
Accruals and other payables	454,670	450,534
- Guangzhou Railway Group	9,212	2,713
- Subsidiaries of Guangzhou Railway Group (iii)	443,391	447,821
- Associates (iv)	2,067	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

39	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at December 31, 2018 and 2019, the Group had the following material balances maintained with related parties (continued):

(I)	Material balances with Guangzhou Railway Group and its subsidiaries:

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

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.

(iv)	The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

As at December 31, 2019, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

(II)	Material balances with CSRG Group:

	2018 RMB’000	2019 RMB’000
Due from CSRG Group
- Trade receivables	1,015,057	1,148,352
- Other receivables	1,149	48,418

Due to CSRG Group
- Trade payables and payables for fixed assets and construction-in-progress	32,688	69,335
- Other payables	35,851	3,466

As at December 31, 2019, all the balances maintained with CSRG Group were unsecured, non-interest bearing and were repayable on demand.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

40	SUBSEQUENT EVENTS

(a)

At the meeting of the directors held on March 30, 2020, the directors proposed a final dividend of RMB0.06 per ordinary share for the year ended December 31, 2019 (Note 35). This proposed dividend was not reflected as a dividend payable in the Group’s and the Company’s financial statements as at December 31, 2019.

(b)	The Group obtained a bank facility amounting to RMB1,000,000,000 with the effective period of 2 years on February 27, 2020.

(c)

With the outbreak of Coronavirus Disease 2019 (“COVID-19 outbreak”) in early 2020, the Group expects to record a net loss for the first quarter of 2020 due to the following factors: (i) The suspension of services at various stations due to closed borders, locked-down cities, and other similar preventative measures that have significantly reduced our passenger volume in the first quarter of 2020 resulting in a substantial drop in revenue from passenger transportation; (ii) Increase in the cost of epidemic prevention. Besides, the Group expects COVID-19 outbreak may cause a longer turnover period for recovering the Group’s trade receivables which may therefore be subject to a higher credit risk. The Group will continue to pay close attention to the development of the COVID-19 outbreak and evaluate its impact on the financial position and operating results of the Group. The extent of such impact will depend on the development and duration of epidemic prevention as well as the implementation result of control measures. Up to the report date, the domestic COVID-19 outbreak in China has become more controlled and business activities are beginning to resume.