Form 20-F
period 2020-12-31
GUANGSHEN RAILWAY CO LTD
filed 2021-04-27
CIK 1012139

As filed with the Securities and Exchange Commission on April 27, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Mr. Tang Xiangdong

Telephone: (86-755) 2558-8150

Email: ir@gsrc.com

Facsimile: (86-755) 2559-1480

No. 1052 Heping Road, Luohu District, Shenzhen, People’s Republic of China 518010

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
None	None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: American Depositary Shares, each representing 50 Class H ordinary shares, par value RMB 1.00 per share

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2020:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000	*

* Includes 114,614,200 H shares in the form of American Depositary Shares.

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

When considering such forward-looking statements, you should keep in mind the factors described in “ITEM 3. KEY INFORMATION – D. Risk Factors” and other cautionary statements appearing in “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” of this annual report. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

Certain Terms and Conventions

Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.5250 to US$1.00, the certified exchange rate for December 31, 2020 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all.

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

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“tonne” means metric ton; and one ton is approximately 2,205 pounds in weight.

•	“US$”, “USD” or “U.S. dollars” means U.S. dollars, the lawful currency of the United States.

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

The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2019 and 2020, and our Consolidated Comprehensive Income Statements and Consolidated Cash Flow Statements for each of the years ended December 31, 2018, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.” The Selected Consolidated Balance Sheets Data as of December 31, 2016, 2017 and 2018 and our Consolidated Comprehensive Income Statements and Consolidated Cash Flow Statements for each of the years ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Income Statement Data:
Revenue from Railroad and Related Business
- Passenger transportation	7,358,851	7,757,077	8,108,384	8,009,590	4,114,522	630,578
- Freight transportation	1,718,260	1,893,594	1,849,360	2,112,596	1,698,576	260,318
- Railway network usage and other transportation related services	7,093,198	7,644,230	8,865,635	9,903,382	9,572,330	1,467,024

Subtotal	16,170,309	17,294,901	18,823,379	20,025,568	15,385,428	2,357,920
Revenue from other businesses	1,110,195	1,036,521	1,004,639	1,152,783	963,938	147,730

Total revenue	17,280,504	18,331,422	19,828,018	21,178,351	16,349,366	2,505,650

	Year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Railroad and Related business operating expenses	(14,561,793)	(15,850,056)	(17,610,188)	(18,942,185)	(17,242,305)	(2,642,498)
Other businesses operating expenses	(1,076,206)	(1,082,531)	(1,048,025)	(1,134,229)	(944,485)	(144,749)
Other losses-net	(108,270)	(48,477)	(108,613)	(29,096)	(3,841)	(589)
Operating profit/(loss)	1,534,235	1,350,358	1,062,253	1,072,841	(652,262)	(99,964)
Profit/(loss) attributable to equity holders of the Company	1,158,253	1,015,361	784,059	748,439	(557,876)	(85,498)
Operating profit/(loss) per share	0.22	0.19	0.15	0.15	(0.09)	(0.01)
Earnings/(losses) per share for profit attributable to equity holders of the Company
- Basic and diluted	0.16	0.14	0.11	0.11	(0.08)	(0.01)
Dividends declared per share	0.08	0.08	0.06	0.06	—	—
Earnings/(losses) per ADS for profit attributable to equity holders of the Company	8.18	7.17	5.53	5.28	(3.94)	(0.60)
Balance Sheet Data (at year end):
Working capital	830,610	892,911	(65,568)	226,893	(885,902)	(135,767)
Fixed assets-net	24,278,032	23,617,138	24,184,248	23,566,081	23,016,415	3,527,420
Leasehold land payments	1,624,859	1,980,278	1,924,496	—	—	—

Total assets	32,870,258	33,994,238	35,402,237	36,893,133	36,780,453	5,636,850
Equity attributable to equity holders of the Company	28,054,058	28,684,677	28,852,299	29,175,726	28,192,838	4,320,741
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1.00 per value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	866,243
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	219,356
Cash Flow Statement Data:
Net cash generated from operating activities	1,641,238	2,634,839	3,261,402	2,395,245	1,336,173	204,777
Net cash used in investing activities	(1,935,702)	(2,264,647)	(2,113,132)	(2,087,032)	(927,513)	(142,148)

	Year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands except for per share/ADS data)
Net cash used in financing activities	(566,683)	(569,333)	(570,032)	(484,632)	(485,762)	(74,446)
Payment for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets; net of related payables	(1,973,897)	(2,273,426)	(2,683,053)	(2,441,116)	(853,347)	(130,781)
Dividends paid to the Company’s shareholders	(566,683)	(569,333)	(566,683)	(425,012)	(425,012)	(65,136)
Other Data:
Railroad transportation operating income/(loss)	1,608,516	1,444,845	1,510,218	1,083,383	(1,856,877)	(284,578)
Other businesses operating income/(loss)	33,989	(46,010)	(4,537)	18,554	19,453	2,981

(1)

Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.5250 to US$1.00, the certified exchange rate for December 31, 2020 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2020 or on any other date.

Dividends

At a meeting of the directors held on March 30, 2020, the directors of the Company proposed a final dividend of RMB0.06 per ordinary share for the year ended December 31, 2019, and such dividend was approved on at our annual general meeting of shareholders scheduled on June 16, 2020. A final cash dividend of RMB0.06 per Share (including tax) in the total amount of approximately RMB425 million was distributed on Monday, June 29, 2020.

Under the impact of the COVID-19 pandemic, the Company faced great operating and financial pressure. Taking into consideration the current operating position of the Company and the capital requirements for maintaining the normal operation of the Company, the Board proposed not to make profit or dividend distribution or capitalize capital reserve into share capital for 2020. This proposal has been considered and approved at the seventh meeting of the ninth session of the Board of the Company, and is subject to approval at the annual general meeting of shareholders scheduled in June 2021 (the “2020 Annual General Meeting”). The independent directors of the Company unanimously agree that the proposal is in compliance with the relevant regulatory rules and the Articles of Association, conforms to the Company’s current actual situation, will enhance the Company’s sustainable and stable development, and will not damage the interests of small and medium shareholders, and agree to submit the proposal to the Company’s 2020 Annual General Meeting for consideration.

In accordance with our Articles of Association, dividends for our domestic shares are paid in RMB while dividends for our H shares are calculated in RMB and paid in Hong Kong dollars. Hong Kong dollar dividend payments are converted by the depositary and distributed to holders of ADSs in U.S. dollars. The exchange rate was based on the average of the closing exchange rates for RMB to Hong Kong dollars as announced by the People’s Bank of China, or the PBOC, during the calendar week preceding the date on which the dividend was declared.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Associated with Economic Uncertainty and Global Pandemics on Our Business

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

Recent events, including the recent potential changes in international policies of the United States, United Kingdom’s vote to exit the European Union and the outbreak of the COVID-19 pandemic, caused more volatility and a steep and abrupt downturn to the global financial markets and created a level of uncertainty for multi-national companies. Such volatility and downturn may continue as the COVID-19 pandemic continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the transportation industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our securities.

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

Outbreaks of disease epidemics and pandemics and governmental responses thereto could adversely affect our business.

In addition, public health threats, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate could adversely impact our operations, the timing of completion of any outstanding or future newbuilding projects, as well as the operations of our customers. Any of these public health threats and related consequences could adversely affect our financial results.

The outbreak of the COVID-19 pandemic, a virus causing potentially deadly respiratory tract infections originating in China, has already caused severe global disruptions and negatively affected economic conditions regionally as well as globally and otherwise impacted our operations and the operations of our customers and suppliers. Governments in affected countries, including Chinese government, have imposed travel bans, quarantines and other emergency public health measures. These restrictions, and future prevention and mitigation measures, had an adverse impact on global economic conditions. As a result of the COVID-19 pandemic, the Company has experienced the suspension of services at various stations due to closed borders, locked-down cities, and other similar preventative measures that have significantly reduced our passenger volume in 2020 resulting in a substantial drop in revenue from passenger transportation, an increase in costs incurred by the epidemic prevention measures we have taken, and we expect the settlement periods for recovering our trade receivables will be longer which may subject us to higher credit risk. In 2020, under the impact of the COVID-19 pandemic, there was a significant decrease in passenger traffic volume of the railways nationwide, and the passenger traffic volume was 2.203 billion people throughout the year, representing a year-on-year decrease of 39.8%. Although our railway passenger volume had been recovering gradually since March 2020 as the COVID-19 pandemic was effectively controlled in China and enterprises gradually resumed operation and production, and nationwide railways actively adopted the operating strategies to support the railway industry in China, uncertainties regarding the resurgence of the COVID-19 pandemic in China and the economic impact of the COVID-19 pandemic outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

Risks Associated with Industry Dynamics and Competition

We face competition, which may adversely affect our business growth and results of operations.

Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, speed, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We increasingly compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. The implementation of the toll-free policy on national toll roads during holidays and special periods in China (e.g., from February 17 to May 6, 2020 for preventing the spread of COVID-19) made road transport more cost-competitive than rail transport during those periods. In addition, the intercity traffic system is gradually expanding within the Pearl River Delta region and there are a number of new high-speed intercity passenger rail lines in operation or under construction within our service territory. As a result, the competition in both passenger and freight transportation in our service territory could increase significantly.

We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. In July 2016, the National Development and Reform Commission of the PRC (the “NDRC”), MOT and CSRG jointly approved the construction of an “eight horizontal and eight vertical” high-speed railway network to connect major populous and industry-intensive cities in China. With the establishment of the “eight horizontal and eight vertical” high-speed railway network and the Pearl River Delta Intercity railway network, the number of high-speed trains and intercity trains connecting the Pearl River Delta and other major mainland cities is increasing. The Jiangmen-Maoming section of the Shenzhen-Maomong Railway commenced operation in July 2018, the Shenzhen-Hongkong section of the Guangzhou-Shenzhen-Hongkong high-speed railway commenced operation in September 2018, the Meizhou-Shantou passenger line commenced operation in October 2019, the Guangzhou-Dongguan-Shenzhen Intercity passenger line commenced operation in December 2019, the Huadu-Qingcheng section of the Guangzhou-Qingcheng Intercity passenger line and the Huadu-Baiyun Airport North of Guangzhou East Ring Intercity passenger line commenced operation in November 2020. Although we commenced the operation of more cross-network EMUs between Guangzhou East-Chaozhou/Shantou/Xiamen and adjusted the actual operational chart of such EMUs according to the actual passenger flow, we may experience a decrease in the number of passengers using our Guangzhou-Shenzhen intercity train and long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous intercity railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

Risks Associated with Our Business

Significant increases in electricity prices could harm our business.

Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under control of China Southern Power Grid Company Limited on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2018, 2019, and 2020, we paid approximately RMB473.2 million, RMB498.6 million and RMB372.0 million, respectively, in electricity charges. Significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.

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

The investment in the construction of railway-related fixed assets during the 13th Five-Year Plan (from 2016 to 2020) achieved a record of RMB3.99 trillion and CSRG expects that 3,700 km of new railways will be built in 2021. However, we cannot assure you that there will not be any significant changes with regard to the actual amount the CSRG will invest in the railway industry in the future. As the railway industry is heavily reliant on capital expenditures on infrastructure construction, the reduced investment in infrastructure construction may have material adverse impact on our future development and results of operations. In addition, to ensure the safe operation of high-speed railway transportation, the CSRG also set speed limits on certain high-speed railways. Corresponding with the reduced speed limits, the ticket fare of the affected high-speed railways may be reduced. Although the speed limits do not affect the railways we operate, we cannot assure you that the future policies of the PRC government authorities in relation to railway speed limits will not affect us.

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

As described in “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – B Related Party Transactions” and Note 41 to our audited consolidated financial statements included elsewhere in the annual report, due to the fact that the railway business is centrally managed by CSRG within the PRC, we work in cooperation with CSRG and other railway companies controlled by CSRG for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the CSRG according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the CSRG based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by the CSRG based on our own data and information, the amount of settlement is ultimately settled by the CSRG.

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

Risks Associated with Regulatory Compliance

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

Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In particular, our Guangzhou locomotive maintenance depot has been identified as key pollutant discharge units by the PRC government’s environmental protection departments in 2020. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2020, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2020, our environmental protection-related expenses for the key pollutant discharge units were approximately RMB3.6 million, mainly related to the maintenance of our environmental protection equipment and sewage discharge upgrades. In the event any of our other depots or operations are identified as key pollutant discharge units by the PRC governments in the future, we will likely incur additional liabilities and expenses associated therewith.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2018, 2019 and 2020, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “ITEM 15. CONTROLS and PROCEDURES.”

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

Risks Associated with Technology and Cybersecurity

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

Risks Relating to Our Shareholders

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

We voluntarily delisted our ADSs from the NYSE which could reduce the liquidity and market price of our ADSs and underlying shares.

Our Board of Directors approved the voluntarily withdrawal of our American depository shares (“ADSs”) from listing on the NYSE, primarily due to a number of considerations, including the significant administrative burden and costs of maintaining the listing of the ADSs on the NYSE and the registration of the ADSs with the SEC and complying with the periodic reporting and other related obligations of the Exchange Act. We filed a Form 25 with the SEC on November 16, 2020 in order to delist our Shares from the NYSE, which occurred ten days thereafter upon effectiveness of the Form 25. Accordingly, our last day of trading on the NYSE was on November 26, 2020, the last trading day prior to the effectiveness of the Form 25. Our ADSs are currently traded as Pink Securities on the over-the-counter market (the “OTC Market”) and our ticker symbol was changed from GSH to GSHHY.

We intend to maintain our ADS program as a sponsored level I ADS program, which will enable American investors and current holders of our ADSs to continue to hold and trade our ADSs in the OTC Market.

A delisting of our shares from the NYSE and, to a lesser extent, the lack of trading on the NYSE, could negatively impact us because it could: (i) reduce the liquidity and market price of our ADSs, (ii) reduce the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing, (iii) limit our ability offer and sell freely tradable securities, including under U.S. state securities laws, thereby preventing us from accessing the public capital markets in the U.S. and (iv) impair our ability to provide equity incentives to our employees. Trading on the OTC Market may be volatile and sporadic, which could depress the market price of our ADSs and make it difficult for our shareholders to resell their ADSs.

Selling our ADSs on the OTC Market could be more difficult because smaller quantities of ADSs would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. As a result, the market price of our ADSs may be depressed, and as a result it may more difficult to sell our ADSs. Such delisting from the NYSE and potential declines in our stock price could also greatly impair our ability to raise additional necessary capital through equity or debt financing in the United States if needed in the future.

Additionally, we intend to file a Form 15F with the SEC to deregister our ADSs and the underlying ordinary shares under the Exchange Act once we have met the criteria for deregistration. Thereafter, all of our reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration of ADSs and termination of our reporting obligations under the Exchange Act are expected to become effective 90 days after the filing of Form 15F with the SEC.

Once the Form 15F is filed, we will publish the information required under Rule 12g3-2(b) of the Exchange Act on our website, www.gsrc.com. We will also continue to comply with our financial reporting and other obligations as a listed-issuer on The Stock Exchange of Hong Kong Limited.

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

As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect our business and operations. For example, on January 1, 2016, the NDRC delegated its authority to set baseline ticket pricing standards for high-speed trains to CSRG. If CSRG increases or decreases the ticket prices for trains in our operation area, our revenue from railroad businesses will be affected accordingly. In April 2019, the PRC government lowered the value-added tax rate for railway transportation services from 10% to 9%, and CSRG lowered the baseline pricing standards for national railway transportation services. Accordingly, we lowered our transportation and ticket pricing. For further information on the ticket pricing, see “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Pricing.” We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.

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

Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. More specifically, there have been several rounds of U.S. tariffs on Chinese goods taking effect in the past few years, some of which prompted retaliatory Chinese tariffs on U.S. goods. The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively impacting China’s overall economic condition, which could have negative repercussions on the Company. Furthermore, imposition of tariffs could cause a decrease in freight traffic, which would directly affect our business.

Fluctuation of the RMB could adversely affect our financial condition and results of operations.

The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed floating band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 2012, and further widened the floating band to 2% in March 2014. In recent years, the PBOC has been developing a mechanism for formulating the midpoint rate of the RMB. On August 11, 2015, it announced the implementation of the RMB exchange rate formation mechanism reform to allow the market to play a bigger role in exchange rate determination. On December 11, 2015, the China Foreign Exchange Trade System launched the RMB exchange-rate index, which strengthened the reference to a currency basket to better maintain the stability of the RMB exchange rate against the currencies in the basket. As a result, the RMB/USD central parity formation mechanism of “closing rate + exchange-rate movements of a basket of currencies” was developed. In June 2016, the Foreign Exchange Self-Disciplinary Mechanism was established, allowing financial institutions to play a more important role in maintaining orderly operations in the foreign-exchange market and in an environment for fair competition. In February 2017, the Foreign Exchange Self-Disciplinary Mechanism adjusted the reference period for the central parity against the currency basket from 24 hours ahead of submitting the quotes to 15 hours between the closing on the previous trading day and the submission of the quotes, which avoided repeated references to the daily movements of the USD exchange rate in the central parity of the following day. As a result, the PBOC guided the RMB weaker by lowering the midpoint rate to reflect the prevailing market rate, while emphasizing the use of the closing rate on the preceding day as a reference when deciding the midpoint rate. In the past few years, the exchange rate had been under market pressure to depreciate. PBOC had used up over U.S. $1 trillion of China’s foreign currency reserves to stabilize the currency. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year period. In 2018 and 2019, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. In 2020, the RMB appreciated approximately 6.7% against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “ITEM 3. KEY INFORMATION – A. Selected Financial Data” and “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK – Currency Risks.” Although the RMB exchange rate against the U.S. dollar appreciated in 2020, we cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.

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

Risks Associated with Chinese Accounting Firms

PCAOB registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance (the “MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address these challenges. On February 19, 2020, the SEC and the PCAOB issued another joint statement on their ongoing discussion with leading accounting firms about the issues highlighted in their previous joint statement. On April 21, 2020, the SEC and the PCAOB issued another joint statement, which included the highlights of the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to their audit work of U.S. reporting companies. On December 18, 2020, the Holding Foreign Companies Accountable Act was enacted in the USA (the “Act”). The Act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. There could be additional regulations or legislation that could impact the Company. In August 2020, the U.S. President’s Working Group on Financial Markets issued recommendations to address the lack of PCAOB inspection access (the “PWG Report”). Some of these recommendations were implemented in the Act. However, some of the recommendations were more stringent than the Act. For example, the PWG Report recommended that the transition period before a company would be delisted would end on January 1, 2022. The SEC staff is preparing rules for implementation of the Act and to address the recommendations in the PWG Report. It is unclear when the SEC will complete its rulemaking, when such rules will become effective, and which of the PWG recommendations, if any, will be adopted.

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

While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the termination of the registration of our ADSs under the Exchange Act, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In May 1996, our H shares (stock code: 00525) were listed on the HKSE and our American Depositary Shares, or ADSs (ticker symbol: GSH), were listed on the NYSE. Our A shares (stock code: 601333) were listed on the Shanghai Stock Exchange in December 2006. From November 26, 2020, our ADSs were delisted from the NYSE and were traded on the OTC Market with ticker symbol changed from GSH to GSHHY. We are currently the only PRC railway enterprise with shares concurrently listed in Shanghai, Hong Kong and the United States.

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

Passenger transportation is our principal business, which includes the transportation businesses of Guangzhou-Shenzhen intercity trains (including Guangzhou East to Chaozhou-Shantou cross-network EMU trains), long-distance trains and Hong Kong Through Trains. We have adopted an “As-Frequent-As-Buses” operating model by dispatching one pair of our domestically manufactured electric multiple units trains, known as “China Railway High-Speed trains” or “CRHs,” every 10 minutes on average during peak hours between Guangzhou and Shenzhen. The through-trains passing Hong Kong jointly operated by us and the MTR Corporation Limited (“MTR”) are one of the most important means of transportation between Guangzhou and Hong Kong. We have organized and operated a number of long-distance trains running from and to Guangzhou and Shenzhen that linked with most of the provinces, autonomous regions and municipals across the nation.

Freight transportation is another important segment of our transportation business. We are well equipped with comprehensive freight facilities and are able to efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. Our rail lines operated are closely knitted with the major ports in Guangzhou and Shenzhen and are connected to several large industrial zones, logistics zones, and plants and mines in the Pearl River Delta region via railroad sidings. The major market of our freight transportation business is domestic mid-to long-distance transportation, which is a market segment in which we enjoy competitive advantages.

We have extended our passenger and freight transportation business to include railway operation services with the commencement of Wuhan-Guangzhou Passenger Railway Line in December 2009. As of the date of this annual report, we have provided such services to Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangdong Guangzhu Intercity Rail Transportation Company Limited, Guangzhou-Shenzhen-Hong Kong Express Rail Link Company Limited, Guangzhou-Zhuhai Railway Company Limited, Xiamen-Shenzhen Railway (Guangdong) Company Limited, Ganzhou-Shaoguan Railway Company Limited, Nanning-Guangzhou Railway Company Limited, Guiyang-Guangzhou Railway Company Limited, Guangdong Pearl River Delta Intercity Railway Traffic Company Limited, MaoZhan Railway Company Limited, Guangdong Shenmao Railway Company Limited and Guangdong Meizhou-Shantou Passenger Railway Line Company Limited. With the successful completion and commencement of operation of a series of high-speed railways and intercity railways in the “Pan Pearl River Delta,” our geographical coverage of railway operation service will be more extensive.

In 2020, our production and operations, especially the passenger transportation business, were severely impacted by the COVID-19 pandemic, and we recorded a passenger delivery volume of 42,853,500 people, representing a year-on-year decline of 49.7%, while our freight delivery volume amounted to 16,274,100 tonnes, representing a year-on-year increase of 0.2%. Additionally, we recorded an operating revenue of RMB16.349 billion, representing a year-on-year decrease of 22.8%; consolidated loss attributable to shareholders amounted to RMB558 million, representing a year-on-year decline of 174.5%; and our basic losses per share amounted to RMB0.08.

2021 is the first year of the Chinese government’s 14th Five-Year Plan. Although there are still many uncertainties in light of the COVID-19 pandemic and the external environment, China’s economy has returned to normal, and the market demand of the national railway passenger and freight transportation is gradually picking up. We will seize the opportunities, follow the government’s new development philosophy and keep actively in line with the key national strategies such as the “Belt and Road” initiative, Guangdong-Hong Kong-Macao Greater Bay Area and Shenzhen Pilot Demonstration Zone. Further, we will promote the structural reforms on the supply side of railway transportation, strengthen cost control, continue to improve transportation service quality and operation and management level, and comprehensively promote the Company to achieve the development of higher safety, higher quality, greater efficiency and stronger sustainability and security.

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

We completed our initial public offering of class H ordinary shares, or H shares, and our American depositary shares, or ADSs, in May 1996. In that offering, we issued a total of 1,431,300,000 H shares, par value RMB1.00 per share. Our H shares are listed for trading on the HKSE and our American depositary shares, or ADSs, each representing 50 H shares, are currently traded as Pink Securities on the OTC Market.

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

On October 26, 2016, we entered into agreements to acquire certain railway operating assets of GRGC, Guangmeishan Railway Company Limited (“GRCL”) and Guangdong Sanmao Railway Company Limited (“GSRC”). GRCL and GSRC are subsidiaries of GRGC that operate passenger and freight transport service business. The purchase prices to GRGC, GRCL and GSRC were approximately RMB28.7 million, RMB453.7 million and RMB249.7 million, respectively. On October 26, 2016, we obtained control of the above-mentioned railway operation assets and began to consolidate the results of operations of GRGC, GRCL and GSRC in our consolidated comprehensive income statement from that date.

Service Territory

Our rail lines traverse the Pearl River Delta and run vertically through Guangdong Province, an area that benefited early from the PRC economic reform policies that began in the late 1970s. Throughout the 1980s and early 1990s, the economy of the Pearl River Delta, fueled by foreign investments, grew rapidly. The Pearl River Delta is currently one of the most affluent and fastest growing areas in China.

As of March 31, 2021, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the Shenzhen-Guangzhou-Pingshi corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.

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

Westbound. Our line connects with the Guangzhou-Maoming rail line operated by GSRC, a company in which GRGC holds a 49.1% equity interest, which runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China. Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway commenced operation on December 26, 2014, which are connected with our line at Guangzhou Station since May 2016, and Guangzhou and Guilin North. Nanning-Guangzhou Railway is owned by Nanning-Guangzhou Railway Company Limited, a subsidiary of Nanning Railway Bureau of CSRG. Guiyang-Guangzhou Railway is owned by Guiyang-Guangzhou Railway Company Limited, a subsidiary of Chengdu Railway Bureau of CSRG. We provide the operational services to Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway. Our line also connects with Guangzhou-Foshan-Zhaoqing Intercity Railway, which Guangdong Provincial Railway Construction Investment Group Co., Ltd. and CSRG jointly invested in.

Eastbound. Our line connects with the Guangzhou-Meizhou-Shantou rail line, Xiamen-Shenzhen rail line and Guangzhou-Dongguan-Shenzhen Intercity passenger line. Guangzhou-Meizhou-Shantou rail line is operated by GRCL, a company in which GRGC holds a 78.2% equity interest. A section of this line forms, along with our Dongguan to Shenzhen segment, a part of the Beijing-Hong Kong rail line, which terminates in Kowloon, Hong Kong. The section of Xiamen-Shenzhen rail line in Guangdong Province is owned by Xiamen-Shenzhen Railway (Guangdong) Company Limited, a subsidiary of GRGC. We provide the operational services to Xiamen-Shenzhen rail line. Guangzhou-Dongguan-Shenzhen Intercity passenger line, which is mainly invested by Guangdong Provincial Railway Construction Investment Group Co., Ltd, connects with Guangzhou East to Xintang section of our rail line. At Pinghu, our rail line connects with two local rail lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen—Shekou, Chiwan and Mawan, which is under renovation and expansion to add passenger transport and sea-railway cargo transport capabilities in the future—and the other, Pingyan Railway, serves Yantian port, an international deep-water port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

Capital Expenditure

Our capital expenditure includes payments for acquisition of fixed assets and construction-in-progress, and prepayments for fixed assets, net of related payables. In 2018, 2019 and 2020, our total capital expenditure were RMB2,683.1 million, RMB2,441.1 million, and RMB853.3 million, respectively.

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

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, see https://www.sec.gov/.

B.	Business Overview

Business Operations

Our principal businesses are railroad passenger transportation, freight transportation, railway network usage and other transportation-related services, which collectively generated 94.1% of our total revenue in 2020. The remaining 5.9% of our total revenue in 2020 mainly consisted of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

The table below summarizes our railroad and related business revenue and traffic volume for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019	2020
Passenger Transportation
Total passenger transportation revenue (RMB millions)	7,358.85	7,757.08	8,108.38	8,009.59	4,114.52
Total passengers (millions)	84.90	85.13	89.35	85.13	42.85
Total passenger-kilometers (millions)	25,479.15	25,528.73	25,497.28	24,058.23	12,931.16
Revenue per passenger-kilometer (RMB)(1)	0.29	0.34	0.32	0.33	0.32
Freight Transportation
Total freight transportation revenue (RMB millions)	1,718.26	1,893.59	1,849.36	2,112.60	1,698.58
- Revenues from freight charges (RMB millions)(2)	1,577.00	1,741.97	1,609.69	1,740.91	1,456.61
- Other revenues from freight transportation (RMB millions)	141.26	151.62	239.67	371.69	241.98
Outbound freight volume - tonnes (millions)	15.36	15.86	15.71	16.24	16.27
Revenue per tonne (RMB)(3)	102.67	109.83	102.46	107.20	89.53
Full-distance volume of outbound freight traffic, or tonne-kilometers (millions) (4)	10,302.05	10,700.48	134,417.00	149,982.69	131,865.78
Revenue per tonne-kilometer (RMB)(5)	0.17	0.18	0.014	0.014	0.013
Railway Network Usage and Other Transportation Related Services (RMB millions)	7,093.20	7,644.23	8,865.64	9,903.38	9,572,330

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

(3)

Revenue per tonne is calculated by dividing revenues from freight charges by total tonnage of outbound freight. Management believes that revenue per tonne is a useful measure for assessing the revenue levels of our freight transportation business.

(4)

Starting from 2018, total tonne-kilometers represents the full-distance volume of our outbound freight traffic, whereas the “volume of freight traffic” as presented in 2017 and previous years refers to the volume of freight traffic (including the outbound, arrival and pass-through freight) transported over the distance then-managed by us under the section fares system.

(5)

Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers. Management believes that revenue per tonne-kilometer is a useful measure for assessing the revenue levels of our freight transportation business.

Passenger Transportation

Passenger transportation accounted for 25.2% of our total revenue and 26.7% of our revenue from railway businesses in 2020. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen intercity express trains;

•	long-distance trains;

•	Through Trains in Hong Kong; and

•	Other revenue from passenger transportation.

As of December 31, 2020, there were a total of 238 pairs of passenger trains in our operation area according to the then train schedule (each pair of trains meaning trains making one round-trip between two points), of which:

•	100 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 13 pairs of Guangzhou East to the Chaozhou-Shantou and Meizhou cross-network EMU trains);

•

9 pairs of Hong Kong Through Trains, the operation of which has been suspended due to the shutdown of Hong Kong boarder by the Hong Kong government as a result of the COVID-19 pandemic since January 30, 2020; and

•	129 pairs of long-distance trains. Long-distance trains included long-distance passenger trains operated by us between the following departure and terminal stations during 2020:

Departure/Terminal Station	Terminal/Departure Station
Guangzhou	Beijing West, Nantong, Nanjing, Shanghai South, Dazhou, Wuchang, Yantai, Taizhou, Wenzhou, Zhangjiajie West, Xinyi, Jingdezhen North, Bazhong, Maoming

Guangzhou East	Beijing West, Xiamen North, Meizhou, Dabu, Shantou

Shenzhen	Shanghai South, Urumqi, Qingdao, Sanya, Suzhou, Dabu, Dongguan East, Luoyang,

Shenzhen East	Chengdu East, Guiyang

Dongguan East	Chengdu, Hefei, Lanzhou West, Huizhou

Shantou	Chongqing North

Huizhou	Dazhou, Wuchang

Sanya	Beijing West

Long-distance trains also included domestic long-distance trains that are operated by other operators but originate or terminate on, or pass through, our railroad.

The table below sets out passenger transportation revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total Passenger Transportation Revenue				Total Passengers			Revenue per Passenger
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	(RMB millions)			(millions)				(RMB)
Guangzhou-Shenzhen Trains	2,877.4	3,102.0	1,648.6	40.3	40.0	18.1	71.4	77.6	91.1
Hong Kong Through Trains	497.6	261.2	14.5	3.6	1.9	0.1	138.2	137.5	145.3
Long-distance Trains(1)	4,158.1	4,111.8	2,106.1	45.5	43.2	24.6	N/A	N/A	85.6
Other Revenues from Passenger Transportation	575.4	534.6	345.3	—	—	—	—	—	—
Combined passenger operations	8,108.4	8,009.6	4,114.5	89.3	85.1	42.8	N/A	N/A	N/A

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

Guangzhou-Shenzhen Trains. In 2020, our passenger transportation services on the trains between Guangzhou and Shenzhen accounted for 40.1% of our railroad passenger transportation revenue. As of December 31, 2020, we operated 87 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our Guangzhou-Shenzhen trains decreased by 54.8% from 40.0 million in 2019 to 18.1 million in 2020. The revenue from our Guangzhou-Shenzhen trains decreased by 46.9% from RMB 3,102.0 million in 2019 to RMB 1648.6 million in 2020. The decrease in revenue of Guangzhou-Shenzhen trains was primarily due to the impact of the COVID-19 pandemic, which significantly reduced passengers’ willingness to travel.

Hong Kong Through Trains. In 2020, our passenger transportation services on Hong Kong through trains accounted for 0.03% of our railroad passenger transportation revenue. We currently operate, jointly with the MTR, 9 pairs of Hong Kong Through Trains. The MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains while we are responsible for the remaining 6 pairs of Hong Kong Through Trains. In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates in the section between Shenzhen Station and Guangzhou East Station. The operations of the Hong Kong Through Trains have been entirely suspended since January 30, 2020, on which the government of Hong Kong announced the suspension of services of Hung Hom Station as a result of the COVID-19 pandemic.

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

In 2020, the volume of passengers who traveled on the Hong Kong Through Trains decreased by 94.4% from 1.9 million in 2019 to 0.1 million in 2020. The revenue from Hong Kong Through Trains decreased by 94.4% from RMB261.1 million in 2019 to RMB14.5 million in 2020. This decrease in passenger volume and revenue was mainly due to the impact of the COVID-19 pandemic. The operations of the Hong Kong Through Trains have been entirely suspended since January 30, 2020, on which the government of Hong Kong announced the suspension of services of Hung Hom Station as a result of the COVID-19 pandemic.

Domestic Long-distance Trains. In 2020, our passenger transportation services on domestic long-distance trains accounted for 51.2% of our railroad passenger transportation revenue. As of December 31, 2020, we operated on a daily basis 129 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region, Xinjiang Autonomous Region and Tibet Autonomous Region. In 2020, the number of passengers traveled on our long-distance trains was 24.7 million, representing a decrease of 43.0% from 43.2 million in 2019. Our revenue from long-distance trains in 2020 was RMB2,106.1 million, compared to RMB4,111.8 million in 2018, representing a decrease of 48.8%. The decrease in passenger volume and revenue of long-distance trains was primarily due to the impact of the COVID-19 pandemic, which significantly reduced passengers’ willingness to travel, resulting in a substantial reduction in the number of trains in operation and thus a significant decrease in the passenger traffic volume and revenue from passenger transportation accordingly.

Major Stations. The following are the major train stations owned and operated by us as of December 31, 2020:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2020 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Guangzhou-Foshan-Zhaoqing Intercity Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, intercity trains between Guangzhou and Shenzhen	13.86

Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Xiamen-Shenzhen Railway, Guangzhou-Dongguan-Shenzhen intercity passenger line, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, intercity trains between Guangzhou and Shenzhen, Hong Kong Through Trains	11.02

Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	6.28

Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	1.63

Freight Transportation

Revenue from our freight transportation accounted for 10.4% of our total revenue and 11.0% of our revenue from railroad businesses in 2020. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the Shenzhen-Guangzhou-Pingshi corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.

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

Revenue from freight transportation business in 2020 was RMB1,698.6 million, a decrease of 19.6% from RMB2,112.6 million in 2019. Since January 1, 2018, the pricing model of freight transportation on the national railway system was changed from a segment charging system to a carrier system. As a result, we have collected the whole-route freight transportation fees for the outbound freight delivered by us, and have paid the service fees to other railway companies providing the freight transportation service. The decrease in freight transportation revenue was mainly due to (i) the COVID-19 pandemic and the slowdown in economic growth, which caused the decrease in volume of bulk goods transported by rail and (ii) measures we and other railway companies adopted to help enterprises fight the COVID-19 pandemic by reducing their logistics costs.

Our outbound freight volume was 16.3 million tonnes in 2020, an increase of 0.2% from 16.2 million tonnes in 2019. The increase in outbound freight volume was mainly due to the strategies we adopted as a result of the COVID-19 pandemic to make full use of our transportation capacity to transport pandemic preventative and living supplies, in particular raw materials and finished products required for enterprises to resume operation and production, especially after the pandemic was under control in China.

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

Railway Network Usage and Other Transportation-Related Services Business

Revenue from our railway network usage and other transportation-related services accounted for 58.6% of our total revenue and 62.2% of our revenue from railroad businesses in 2020. In 2020, our revenue from railway network usage and other transportation-related services was RMB9,572.3 million, representing an decrease of 3.3% from RMB9,903.4 million in 2019. The decrease in the revenue from railway network usage and other transportation-related services was mainly due to (i) the decrease in the revenue from railway network usage services as a result of the impact of the COVID-19 pandemic, which caused significant reduction in the number of trains in operation and a decrease in the revenue from railway network usage; and (ii) the decrease in the revenue from railway operation services as a result of the impact of the COVID-19 pandemic, which caused reduction in the workload of railway operation services provided by us to other railway companies and resulted in a decrease in the relevant revenue, which is offset by the increase in the revenue from other services as a result of freight transportation services we began to provide for GMSR and SR.

The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2018	2019	2020
	(RMB millions)
Railway Network Usage	3,855.3	4,206.9	3,595.5
Passenger transportation network usage services	2,880.1	2,979.3	2,382.1
Freight transportation network usage services	975.2	1,227.6	1,213.4
Other Transportation-Related Services(1)	5,010.4	5,696.5	5,976.8
Railway operation services	3,293.2	3,790.4	3,661.5
Other Services(2)	1,717.2	1,906.1	2,315.3

Total	8,865.7	9,903.4	9,572.3

(1)	Other transportation-related services include provision of railway operation services and other services.
(2)	Other services include lease of locomotive and passenger trains, fueling of locomotive and passenger trains, parcel transportation and other transportation.

Other Businesses

Revenue from our other businesses accounted for 5.9% of our total revenue in 2020. Our other businesses mainly consist of on-board catering services, leasing, sales of materials and supplies, sale of goods and other businesses related to railway transportation.

Revenue from our other businesses was RMB964 million in 2020, compared to RMB1,153 million in 2019, representing an decrease of 16.4%. The decrease was mainly due to the impact of the COVID-19 pandemic, which caused significant reduction of the number of trains in operation and a decrease in revenue from train catering services, sales of materials and supplies and sales of goods.

Seasonality of Our Railway Transportation Business

There is some seasonality in our businesses. The first quarter of each year typically contributes the highest portion of our annual revenue, mainly because it coincides with the Spring Festival holidays when Chinese people customarily travel from all over the country back to their hometowns. In addition, the Spring Festival holidays, the Qingming Festival holidays, the Labor Day holidays, the Dragon Boat Festival holidays, summer holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand. Notwithstanding the foregoing, the typical factors for seasonality in our business were overshadowed by the COVID-19 pandemic that occurred in 2020.

Sales

Passenger Transportation

Our passenger tickets are currently sold primarily through the internet. Passengers also can buy tickets at the ticket counters and automatic selling machines that are located in our train stations as well as through telephone. Additionally, our tickets are sold in Hong Kong and major cities in the Guangdong Province through ticket agents, travel agents and hotels, at our usual prices plus nominal commissions.

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

In all of our railway stations, we have adopted a real-name system for passenger tickets, and promoted paperless e-ticket services, which allow passengers with valid government IDs to purchase tickets online, at station ticket windows or automatic ticket selling machines. Passengers can choose to pay for tickets by e-payment via WeChat, Alipay and Unionpay. All passengers need to scan codes to pass ticket inspection machines. We also allow passengers to use cash, WeChat or Alipay on the train to extend ticket coverage. As of December 31, 2020, we had a total of 243 automatic ticket-selling machines, 202 automatic ticket inspection machines and 219 reimbursement voucher printers along our rail line.

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

CSRG charges a door-to-door freight fee for railway freight transportation that covers all fees incurred from loading goods, transportation from departure station to arrival station and ultimately to the designated destination. Door-to-door freight fees are charged one-time on the consignor’s account and are evidenced by consignment invoice, which lists all chargeable services with corresponding prices.

Since January 1, 2018, we have collected the whole-route freight transportation fees for the outbound freight delivered by us, and have paid the service fees to other railway companies providing the freight transportation service.

Competition

We provide passenger and freight transportation services on the Shenzhen-Guangzhou-Pingshi Railway. We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. We compete for long-distance traveling passengers against other railway service providers operating within our service territory. In addition, in areas where our railroad connects with lines of other railway companies, such as in the Guangzhou area where our railroad connects with the Guangzhou-Maoming Line, and in the Dongguan area where our railroad connects with the Guangzhou-Meizhou-Shantou Line, we face competition from the railway companies operating in these areas. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network in the Medium and Long-term Railway Network Planning (2016-2030) with Eight East-West Lines and Eight South-North Lines of high-speed railway network and numerous intercity railways will complete construction and commence operation, leading to increased competition within the industry itself.

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

Equipment, Tracks and Maintenance

As of December 31, 2020, we operated 175 diesel locomotives, 60 electric locomotives, 36 EMUs and 2,307 passenger coaches for our operations.

The freight cars we use are all leased from CSRG, to which we pay uniform rental fees based on the national standards set by CSRG. The amounts of such usage fees we paid to CSRG in 2018, 2019 and 2020 were approximately RMB240.3 million, RMB268.2million and RMB274.0 million, respectively.

We operate CRHs that we purchased from Bombardier Sifang Power (Qingdao) Transportation Ltd. and Bombardier Sweden Transportation Ltd. Each CRH is designed to have a top speed of 200 kilometers per hour. CRHs allow us to deliver safety, speed, comfort and quality in our transport services and have increased our efficiency and competitiveness.

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

We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2018, 2019 and 2020, we replaced approximately 80 kilometers, 20 kilometers and 9.5 kilometers of railway lines, respectively.

Major Suppliers and Service Providers

GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2020, we purchased approximately RMB722.5 million in materials and supplies from GRGC and its subsidiaries, which represented 67.9% of our total purchase of materials and supplies. See “ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS – B. Related Party Transactions.”

The companies or bureaus owned or controlled by CSRG, including the GRGC, our single largest shareholder, are our major customers. In 2020, we collected approximately RMB 4,815.3 million from GRGC and its subsidiaries, which represented 31.3% of our operating revenues.

The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2018, 2019 and 2020, we paid approximately RMB473.2 million, RMB489.6 million and RMB 372.04 million, respectively, for electricity charges.

Regulatory Overview

As a joint stock limited company with publicly traded shares, we are subject to regulation by the PRC securities regulatory authorities with respect to our compliance with PRC securities laws and regulations.

Prior to March 14, 2013, we were regulated by the MOR. However, on March 14, 2013, the First Session of the 12th National People’s Congress of the PRC considered and approved the plan on State Council institutional reform and transformation of government functions, pursuant to which the MOR was dissolved. In accordance with the plan, administrative functions pertaining to railway development planning and policies were transferred to the MOT, other administrative functions previously performed by the MOR were transferred to the National Railway Administration, supervised by the MOT, and commercial functions previously performed by the MOR were transferred to the CSRG. The Reform was completed on January 1, 2017 and as a result, the actual controlling entity of our largest shareholder became CRC, which was renamed to CSRG on June 18, 2019. See “ITEM 3. KEY INFORMATION – D. Risk Factors – Risks Relating to Our Business – Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.”

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

Where our service runs beyond our own line, clearance by and coordination with GRGC is necessary. Prior to the dissolution of the MOR, to the extent that we operated long-distance services beyond GRGC’s jurisdiction, they were subject to coordination and clearance by the MOR. Currently, they were subject to coordination and clearance by CSRG. In addition, in order to enable GRGC and the MOR to allocate freight cars and control traffic going through connection points, we were required to provide GRGC with prior electronic notice through internal network, on a daily basis, of the number and types of freight cars we required, as well as the number of our freight trains that would go through particular connection points. Currently, the daily notice is still provided to GRGC and the allocation of freight cars and control of traffic through connection points are carried out by GRGC and the CRC. Furthermore, we were required to carry out special shipping tasks, such as emergency aid and military and diplomatic transport, as directed by the MOR (and now by CSRG) or GRGC. Revenue from military and diplomatic transport generally account for less than 1.0% of our total transportation revenue. Emergency aid transport was required only during periods of natural disasters declared by the PRC government, and was provided with reduced fees.

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

Environmental Protection

Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. In particular, our Guangzhou locomotive maintenance depot has been identified as a key pollutant discharge unit by the PRC government’s environmental protection departments in 2020. To enforce standards set forth under these laws and regulations, national environmental protection authorities imposed discharge fees in proportion to the amount of discharge prior to January 1, 2018. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures as approved by the relevant agency, or order the closure of any operations that fail to comply with applicable regulations. In December 2016, the PRC government promulgated the Environmental Protection Tax Law which became effective from January 1, 2018. The Environmental Protection Tax Law has replaced discharge fees with environmental protection tax levies, which are calculated based on the pollution equivalents converted from pollutant emissions.

We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. Since the implementation of the Environmental Protection Tax Law in January 1, 2018, we pay regular taxes to local authorities for the discharge of waste substances. In 2020, our environmental protection-related expenses for the key pollutant discharge units were approximately RMB3.6 million, mainly related to the maintenance of our environmental protection equipment.

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

C.	Organizational Structure

The following table lists our significant subsidiaries as of December 31, 2020:

Name	Country of Incorporation	Percentage of Interest held by our Company
Dongguan Changsheng Enterprise Company Limited	PRC	51.3%
Shenzhen Fu Yuan Enterprise Development Company Limited	PRC	100%
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	PRC	100%
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	PRC	100%
Shenzhen Railway Station Passenger Services Company Limited	PRC	100%
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	PRC	100%
Guangzhou Railway Huangpu Service Company Limited	PRC	100%
Zengcheng Lihua Stock Company Limited (1)	PRC	44.7%

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

As of December 31, 2020, the non-wholly owned subsidiaries individually and in the aggregate were not significant to us. Therefore, the non-wholly owned subsidiaries are not listed hereunder and the financial information of such subsidiaries are not disclosed.

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

As of December 31, 2020, the ownership certificates of land with an aggregate carrying value of approximately RMB54,882,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to our name, and we had not obtained the ownership certificates of the land use rights, or Land Certificates, of certain parcels of land with an aggregate carrying value of approximately RMB1,182.4 million. After consultation with our PRC legal counsel, we believe there is no legal hurdle for us to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary. For additional information regarding the Land Certificates that we have not obtained, see Note 8 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2020, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, which had an aggregate carrying value of approximately RMB1,518.7 million. After consultation with our PRC legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary. For additional information regarding the types of buildings for which we have not obtained Building Ownership Certificates, see Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

Railroad operators typically require substantial land use rights for track, freight and maintenance yards, stations and related facilities. The availability of convenient rail transportation generally enhances the value of land along a rail line. While we have not traditionally engaged in commercial development of our land use rights for use other than in connection with our existing businesses, we are currently exploring opportunities to better monetize our land use rights. For example, in April 2018 the Company entered into the Resumption Compensation Agreement, as amended and supplemented, with the Guangzhou Land Development Center (“GLDC”) (as purchaser) and other vendors, whereby GLDC agreed to pay us a one-time fee of approximately RMB1,304.7 million for our land use rights covering an area of 37,117 square meters. On May 29, 2020, the Company entered into a supplemental agreement (the “Supplemental Agreement”) with GLDC (as purchaser) and other vendors, pursuant to which the compensation amount payable to the Company was tentatively adjusted to be RMB1,202.9 million covering the actual area of 35,092 square meters. On November 12, 2020, the Company signed the Land Handover Confirmation (the “Land Handover Confirmation”) with GLDC and other vendors pursuant to which the Company and GLDC determined conditions required for the handover of the land proposed for resumption were deemed to be fulfilled, and the GLDC agreed to take over the land. The transfer of assets was completed in 2020 and gains on disposal of such assets were recognized as by the Company as “derecognition of land use right” in the amount of RMB1,188.6 million. For details, see “ITEM 10. ADDITIONAL INFORMATION – C. Material Contracts”. In addition, in August 2018, we contracted with Guangzhou Railway Property Company, a wholly owned subsidiary of GSRC, to carry out the preliminary work of a comprehensive land development project of the Guangzhou East Freight Yard. We plan to continue to improve our asset returns by enhancing the management and development of our assets.

Any development projects will require approval from PRC government authorities responsible for regulating land development.

As of March 31, 2021, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 41,925 square meters.

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

For the year ended December 31, 2020, our total revenue was RMB16,349.4 million, loss attributable to equity holders was RMB557.9 million, and losses per share were RMB0.08. Railroad and related business revenue accounted for 96.0%, 95.5% and 94.7% of our total revenue in 2018, 2019 and 2020, respectively.

Passenger transportation is our principal business. In 2020, the total number of our passengers was 42.9 million, representing a decrease of 49.7% from 85.1 million in 2019. Our passenger transportation revenue was RMB4,114.5 million in 2020, representing a decrease of 48.6% from RMB8,009.6 million in 2019.

Our outbound freight transportation totaled 16.3 million tonnes of freight in 2020, representing an increase of 0.2% from 16.2 million tonnes in 2019. Our freight transportation revenue in 2020 was RMB1,698.6 million, representing a decrease of 19.6% from RMB2,112.6 million in 2019.

Revenue from our railway network usages and other transportation related services business was RMB9,572.3 million in 2020, representing an increase of 3.3% from RMB9,903.4 million in 2019.

Revenue from our other businesses was RMB964 million in 2020, representing a decrease of 16.4% compared to RMB1,153 million in 2019.

Impact of the COVID-19 pandemic

The COVID-19 pandemic, which has spread rapidly and enveloped most of the world is a global health crisis, resulting in significant disruptions among transportation and travel throughout China, Europe, the United States and other countries, which caused volatility and a steep and abrupt downturn to the global financial markets and created significant uncertainty for multi-national companies. In 2020, our production and operations, especially the passenger transportation business, were severely impacted by the COVID-19 pandemic, and we recorded a passenger delivery volume of 42,853,500 people, representing a year-on-year decline of 49.7%, while our freight delivery volume amounted to 16,274,100 tonnes, representing a year-on-year increase of 0.2%. Additionally, we recorded an operating revenue of RMB16.349 billion, representing a year-on-year decrease of 22.8%, our consolidated loss attributable to shareholders amounted to RMB558 million, representing a year-on-year decline of 174.6%, and our basic losses per share was RMB0.08.

As a result of governmental and civil actions, the domestic outbreak in China has become more controlled and business activities are beginning to increase. Nevertheless, based on a preliminary review and analysis of our unaudited consolidated management accounts for the three months ended March 31, 2021 and information currently available to us, we expect to record a net loss for the first quarter of 2021. We will continue to evaluate the specific impact the COVID-19 outbreak will have on our financial position. The extent of such impact will depend on the development and duration of the pandemic as well as the implementation of control measures. We will continue to closely monitor this public health crisis and evaluate and attempt to mediate its impact on our financial position and operating results.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Economic Development in the Pearl River Delta Region and the PRC. We are mainly engaged in railway transportation services on the trains between Guangzhou-Shenzhen intercity trains, certain long-distance trains and Hong Kong Through Trains. Our results of operations relating to passenger transportation are influenced by the economic development in the Pearl River Delta region. The level of economic activities in the Pearl River Delta region, including the economic cooperation among Hong Kong, Macau and China, affects the number of business people and migrant workers traveling in this region. In addition, the average income levels of residents in this region and elsewhere in the PRC affects the number of the tourists departing from or arriving at our train stations. The majority of the freight we transport is large-volume, medium-to long-distance freight received from and/or transferred to other railway lines. Economic development in the PRC, including but not limited to the Pearl River Delta region, determines the market demand for such goods as coal, iron ore, steel and therefore indirectly affects the market demand of freight train transportation service. Furthermore, the global financial markets and economic downturn as result of the recent COVID-19 pandemic have adversely affected economies and businesses around the world, including in China. This change in the macro-economic conditions had an adverse impact on our business and operations and caused a decrease in the number of passengers and the volume of freight that we transported. Although the extent of the continuing impact of the current COVID-19 coronavirus outbreak on our future results is uncertain, the global economic downturn, the stability of the Eurozone and the decreased growth rate of China’s economy may have a material and adverse effect on our businesses, results of operations and financial condition.

Competitive Pressure from Other Railway Operators and Other Means of Transportation. Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. With the establishment of the “four horizontal and four vertical” high-speed railway network, more high-speed trains that connect the Pearl River Delta region and other major mainland cities are available to the public. As a result, the number of passengers traveling by our long-distance train services have decreased. Due to the impact of the COVID-19 pandemic, we adjusted our train services and suspended the operation of some long-distance trains. In addition, the opening of the Guangzhou-Shenzhen high-speed railway, the rapid growth in the number of privately owned vehicles and a higher penetration of bus services also affected the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services. We also expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens.

We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous intercity railways will complete construction and commence operation, leading to increased competition within the industry itself.

PRC Policies. We are allowed to be more flexible in setting the prices of both passenger transportation and the freight transportation services as compared to other domestic railroad operators. Material changes in the policies of the PRC government that affect such preferential treatments will affect our results of operations.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenue

In 2020, the total revenue of the Company was RMB16,349 million, representing a decrease of 22.8% as compared to RMB21,178 million in 2019. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services was RMB4,115million, RMB1,699 million and RMB9,572 million, respectively, accounting for approximately 25.2%, 10.4% and 58.5% of our total revenue in 2020, respectively.

Passenger Transportation. Revenue from passenger transportation accounted for 25.2% of our total revenue and 26.7% of our railroad and related business revenue in 2020. As of December 31, 2020, we operated 238 pairs of passenger trains each day, including 100 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 87 pairs of intercity trains between Guangzhou East to Shenzhen, 13 pairs of Guangzhou East to the Chaozhou-Shantou and Meizhou cross-network EMU trains), 9 pairs of Hong Kong Through Trains and 129 pairs of long-distance trains.

In 2020, the total number of our passengers was 42.9 million, representing a decrease of 49.7% from 85.1 million in 2019. Our passenger transportation revenue was RMB4,114.5 million in 2020, representing a decrease of 48.6% from RMB8,009.6 million in 2019. During the reporting period, decreases in revenue from passenger transportation and passenger delivery volume was mainly due to the impact of the COVID-19 pandemic, passengers’ willingness of travelling had significantly reduced, resulting in a substantial reduction in the number of trains in operation and therefore a significant decrease in the passenger traffic volume and revenue from passenger transportation.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2019 and 2020:

	Year Ended December 31,		Change from
	2019	2020	2019 to 2020
Revenue from passenger transportation (RMB thousands)	8,009,590	4,114,522	(48.6%)
Total passengers (thousands)	85,130	42,853	(49.7%)
Total passenger-kilometers (millions)	24,058	12,931	(46.3%)
Revenue per passenger-kilometer (RMB)	0.33	0.32	(3.0%)

Freight Transportation. Revenue from our freight transportation accounted for 10.4% of our total revenue and 11% of our railroad and related business revenue in 2020.

Revenue from our freight transportation business in 2020 was RMB1,698.6 million, a decrease of 19.6% from RMB2,112.6 million in 2019. The decrease in revenue from freight transportation was mainly due to the COVID-19 pandemic, decline in economic growth, and a decrease in the volume of bulk goods transported by rail.

The total tonnage of outbound freight we transported in 2020 was 16.3 million tonnes, representing an increase of 0.2% from 16.2 million tonnes in 2019. The increase in outbound freight volume was mainly due to an increase of transportation of raw materials and finished products in reponse to the the decline in the number of passenger trains in operation and transportation of bulk goods as a result of the COVID-19 pandemic.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2019 and 2020:

	Year Ended December 31,		Change from 2019 to 2020
	2019	2020
Revenue from freight transportation (RMB millions)	2,112.60	1,698.58	(19.6%)
- Revenue from freight charges	1,740.91	1,456.61	(16.3%)
- Revenue from other freight transportation services	371.69	241.97	(34.9%)
Outbound freight volume (millions of tonnes)	16.24	16.27	(0.2%)
Revenue per tonne (RMB)(1)	107.20	89.50	(16.5%)
Total tonne-kilometers (millions)	149,983.69	131,866.78	(12.1%)
Revenue per tonne-kilometer (RMB)(2)	0.014	0.013	(7.1%)

(1)	Revenue per tonne is calculated by dividing revenues from freight charges by total tonnage of outbound freight.
(2)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers.

Railway Network Usage and Other Transportation Related Services. Revenue from our railway network usage and other transportation related services accounted for 58.5% of our total revenue and 62.2% of our railroad and related business revenue in 2020. Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, the provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. Revenue from our railway network usages and other transportation related services business was RMB9,572.3 million in 2020, representing a decrease of 3.3% from RMB9,903.4 million in 2019. The decrease in the revenue from railway network usage and other transportation-related services was mainly due to (i) the decrease in the revenue from railway network usage services as a result of the impact of the COVID-19 pandemic, which caused significant reduction in the number of trains in operation and a decrease in the revenue from railway network usage; and (ii) the decrease in the revenue from railway operation services as a result of the impact of the COVID-19 pandemic, which caused reduction in the workload of railway operation services provided by us to other railway companies and resulted in a decrease in the relevant revenue, which is offset by the increase in the revenue from other services as a result of freight transportation services we began to provide for GMSR and SR.

Other Businesses. Our other businesses mainly consist materials and supplies, sales of goods and other businesses that are related to railway transportation. In 2020, revenue from other businesses was RMB964 million, representing a decrease of 16.4% as compared to RMB1,153 million in 2019, primarily due to a decrease in the number of trains in operation as a result of the COVID-19 pandemic.

Operating Expenses

In 2020, our total operating expenses were RMB18,186.8 million, representing a decrease of 9.4% from RMB20,076.4 million in 2019.

The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2019 and 2020.

	Year Ended December 31,
	2019	2020
Railroad and related business revenue (RMB millions)	20,025.6	15,385.4
Business tax and surcharge	0.3%	0.2%
Employee benefits	37.5%	46.7%
Equipment leases and services	28.5%	32.3%
Materials and supplies	7.1%	6.9%
Repairs and facilities maintenance costs, excluding materials and supplies	5.4%	7.5%
Depreciation of right-of-use assets	0.3%	0.4%
Depreciation of fixed assets	8.1%	10.6%
Cargo logistics and outsourcing service charges	1.1%	3.0%
Utility and office expenses	0.7%	0.6%
Others	5.7%	3.9%
Operating expenses ratio	94.6%	112.1%
Railroad and related business operating margin	5.4%	(12.1%)

Note:	(1) Total railroad operating expenses as a percentage of railroad and related business revenue.

Railway Operating Expenses. Our total railway operating expenses decreased by 9.0% from RMB18,942.2 million in 2019 to RMB17,242.3 million in 2020. The decrease in railway operating expenses was primarily caused by:

(i) local governments’ reduced or exempted social insurance premiums in stages, resulting in a drop in employee benefits;

(ii) the decrease in business volume due to the impact of the COVID-19 pandemic, resulting in the decreases in the costs for equipment leases and services, materials and utilities consumption and passenger services;

(iii) the Company began to provide freight transportation services for GMSR and SR, and therefore related freight carriage, loading and uploading expenses increased accordingly; and

(iv) the Company carried out the construction of new railway lines that meet the latest railway safety standards, and as a result the line maintenance expenses increased accordingly.

Profit/loss from Operations

Our profit/loss from operations decreased by 160.8% from profit RMB1,072.8 million in 2019 to loss RMB652.3 million in 2020, mainly due to the decrease in the Company’s operating revenue which outweighed the decrease in operating expenses under the impact of the COVID-19 pandemic.

Taxation

In 2020 and 2019, according to relevant tax regulations, we and our subsidiaries were subject to income tax at the rate of 25%. Our income tax credit was RMB132.6 million in 2020, representing a decrease of 150.8%, compared to income tax expense RMB261.1 million in 2019.

Profit/loss Attributable to Equity Holders of our Company

As a result of the above, our profit/loss attributable to equity holders of our Company decreased by 174.5% from profit RMB748.4 million in 2019 to loss RMB557.9 million in 2020.

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

Passenger Transportation. Revenue from passenger transportation accounted for 37.8% of our total revenue and 40.0% of our railroad and related business revenue in 2019. As of December 31, 2019, we operated 246.5 pairs of passenger trains each day, including 105 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 92 pairs of intercity trains between Guangzhou East to Shenzhen, 12 pairs of Guangzhou East to the Chaozhou-Shantou cross-network EMU trains), 10 pairs of Hong Kong Through Trains (including 9 pairs of Canton-Kowloon Through Trains and 1 pair of Beijing/Shanghai-Kowloon Through Trains) and 131.5 pairs of long-distance trains (including 10.5 pairs of Guangzhou-Foshan-Zhaoqing intercity trains, 7 pairs of Guangzhou East to Guilin North, Nanning East, Guiyang North and Xiamen cross-network EMU trains).

In 2019, the total number of our passengers was 85.1 million, representing a decrease of 4.7% from 89.4 million in 2018. Our passenger transportation revenue was RMB8,009.6 million in 2019, representing a decrease of 1.2% from RMB8,108.4 million in 2018. During the reporting period, we actively organized the addition of cross-network EMU trains and long-distance trains in several cities (such as the cross-network EMU trains from Guangzhou East to Chaozhou-Shantou and from Shenzhen to Huaiji, and the long-distance trains from Guangzhou East to Shantou, Guangzhou East to Heyuan, and Shenzhen to Heyuan). However, with the diversion effect from the commencement of the Hong Kong section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link and the optimization of the national high-speed and intercity railway network, coupled with the impact caused by the introduction of the now-withdrawn extradition bill in Hong Kong in the second half of 2019, our annual passenger delivery volume still recorded a decline, and revenue from passenger transportation also decreased accordingly.

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

Revenue from our freight transportation business in 2019 was RMB2,112.6 million, an increase of 14.2% from RMB1,849.4 million in 2018. The total tonnage of outbound freight we transported in 2019 was 16.2 million tonnes, representing an increase of 3.4% from 15.7 million tonnes in 2018. The increases in revenue from freight transportation and outbound freight volume were mainly due to a combination of the steady macro-economic developments, the sustained push of the PRC’s policy of “Highway Transportation to Railway Transportation” and the implementation of the national campaign of improving rail freight transportation capacity.

The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2018 and 2019:

	Year Ended December 31,		Change from 2018 to 2019
	2018	2019
Revenue from freight transportation (RMB millions)	1,849.36	2,112.60	14.2%
- Revenue from freight charges	1,609.69	1,740.91	8.2%
- Revenue from other freight transportation services	239.67	371.69	55.1%
Outbound freight volume (millions of tonnes)	15.71	16.24	3.4%
Revenue per tonne (RMB)(1)	102.46	107.20	4.6%
Total tonne-kilometers (millions)	134,417.00	149,982.69	11.6%
Revenue per tonne-kilometer (RMB)(2)	0.014	0.014	0.0%

(1)	Revenue per tonne is calculated by dividing revenues from freight charges by total tonnage of outbound freight.
(2)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers.

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

(ii) additions or extensions of cross-network EMU trains (such as from Guangzhou East to Chaozhou-Shantou, and from Shenzhen to Huaiji), additions of long-distance trains in several cities (such as from Guangzhou East to Shantou, from Guangzhou East to Heyuan, and from Shenzhen to Heyuan), and the increase in outbound freight volume, which accordingly led to an increase in the costs of equipment rental and service fees;

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

Profit Attributable to Equity Holders of our Company

As a result of the above, our profit attributable to equity holders of our Company decreased by 4.6% to RMB748.4 million in 2019 from RMB784.1 million in 2018.

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

Revenue from Passenger Transportation

Passenger transportation generally includes transportation business of Guangzhou-Shenzhen intercity express trains, long-distance trains and Guangzhou-Hong Kong city through trains. These services are provided by us as the carrier in mainland China and Hong Kong, and the corresponding revenue information is captured and processed by CSRG through the central clearance system.

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

(b)    Revenue from Other Businesses

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services, sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers at a point of time. Revenue from operating lease arrangements on certain properties and locomotives is recognized over time on a straight-line basis over the period of the respective leases.

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

Provision for Impairment of Trade Receivables

The provision for impairment of trade receivables are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information, taking into account the customers/debtors’ credit records, historical payment records, financial conditions and the capabilities of collaterals and guarantors comprehensively. We review the key assumptions related to ECL calculation on a regular basis. In 2020, we took into consideration the uncertainty affected by the COVID-19 outbreak, and incorporated relevant impacts into the key macro-economic assumptions and factors used in the forward-looking estimation, such as the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.

Where the actual loss is different from the amounts that were initially recorded based on above estimate, such differences will impact the carrying value of our trade receivables in future periods.

Goodwill Impairment

Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The recoverable amount of a cash-generating unit (“CGU”) or groups of CGUs when goodwill is included in the carrying amount of that unit or units is the higher of value in use and the fair value less costs to sell.

In 2020, our transportation business was greatly affected by the COVID-19 outbreak and the relevant control and prevention measures. Recoverable amount of CGU when goodwill is included in the carrying amount of that unit based on value-in-use calculations which require the use of assumptions. The key assumptions used by the management is disclosed in Note 9 to our audited consolidated financial statements included elsewhere in this annual report.

The uncertainly of the development of COVID-19 epidemic and control measures have also increased the estimation uncertainty relating to the key assumptions used for cash flow projections, including growth rate, gross margin and pre-tax discount rate, which could lead to a different assessment result affected by the management judgement.

Recently Adopted Accounting Standards

In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2020:

•	Covid-19-Related Rent Concessions – amendments to IFRS 16;

•	Definition of Material – amendments to IAS 1 and IAS 8;

•	Definition of a Business – amendments IAS 3;

•	Revised Conceptual Framework for Financial Reporting.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

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

We generated approximately RMB1,336.2 million of net cash flow from operating activities in 2020. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.

In 2020, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures for the purchase of fixed assets and construction in progress of approximately RMB853.3 million, representing a decrease of 65.0% from RMB2,441.1 million in 2019;

•	payment of dividends of approximately RMB425.0 million; and

•	income tax expenses of approximately RMB251.4 million.

Our capital expenditures for 2020 consisted primarily of the following projects:

•	the improvements in system adaptability of the traction power supply system for the Pingshi to Guangzhou section of the Beijing-Guangzhou line;

•	the reconstruction of automatic blocking and computer inter-locking equipment for the Guangzhou to Pingshi section of the Beijing-Guangzhou Railway line;

•	Guangzhou North Vehicle Section Expansion Project;

•	the renovation of the CTC system of Guangzhou-Shenzhen line and the train control system of Guangzhou-Shenzhen lines I and II; and

•	the maintainance, installation and renovation of existing trains in 2020.

Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB1,485.2 million as of December 31, 2020.

As of December 31, 2020, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.

On May 27, 2020, we obtained a credit facility from China Construction Bank Shenzhen Branch for RMB1,500 million. As of the date of this annual report, we have not drawn down any funds from this credit facility.

Cash Flow

Our net cash and cash equivalents as of December 31, 2020 decreased by approximately RMB77.1 million from December 31, 2019. Our principal source of capital was revenue generated from operating activities.

The following table sets forth certain items in our consolidated cash flow statements for 2018, 2019 and 2020, and the percentage change in these items from 2019 to 2020:

	Year Ended December 31,			Change from
	2018	2019	2020	2019 to 2020
	(RMB thousands)
Net cash generated from operating activities	3,261,402	2,395,245	1,336,173	(44.2%)
Net cash used in investing activities	(2,113,132)	(2,087,032)	(927,513)	(55.6%)
Net cash used in financing activities	(570,032)	(484,632)	(485,762)	(0.2%)
Net increase/(decrease) in cash and cash equivalents	578,238	(176,419)	(77,102)	(56.3%)

Our net cash inflow from operating activities decreased to RMB1,336.2 million in 2020 from RMB2,395.2 million in 2019, primarily due to a decrease of revenue in passenger transportation as a result of the COVID-19 pandemic.

Our net cash inflow from operating activities decreased to RMB2,395.2 million in 2019 from RMB3,261.4 million in 2018, primarily due to a decrease of revenue in railway operation services and an increase in compensation to employees, taxes and other expenses in 2019.

Our net cash used in investment activities decreased from RMB2,087.0 million in 2019 to RMB927.5 million in 2020, primarily due a decrease in investment in fixed assets and on-going construction projects.

Our net cash used in investment activities decreased from RMB2,113.1 million in 2018 to RMB2,087.0 million in 2019, primarily due to a decrease in investment in fixed assets and on-going construction projects and decrease in advanced received from disposal of assets.

Our net cash used in financing activities was RMB485.8 million in 2020, which was almost equivalent to RMB484.6 million in 2019.

Our net cash used in financing activities decreased to RMB484.6 million in 2019 from RMB570.0 million in 2018, primarily due to a decrease in dividend distribution.

Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2020, our expenses for the purchase of fixed assets and payments for construction-in-progress totaled RMB853.3million. In addition, we paid RMB251.4 million for income taxes and approximately RMB425.0 million for dividends.

We believe we have sufficient financial resources to meet our operational and development requirements in 2021.

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

At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2021. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2021.

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

Nevertheless, we believe the Chinese railway industry will continue to grow in the coming years in light of the launch of certain government policies. 2021 is the first year of the Chinese government’s 14th Five-Year Plan. We will seize the opportunities, follow the government’s new development philosophy and keep actively in line with the key national strategies such as the “Belt and Road” initiative, Guangdong-Hong Kong-Macao Greater Bay Area and Shenzhen Pilot Demonstration Zone. Further, we will promote the structural reforms on the supply side of railway transportation, strengthen cost control, continue to improve transportation service quality and operation and management level, and comprehensively promote the Company to achieve the development of higher safety, higher quality, greater efficiency and stronger sustainability and security.

Looking into 2021, we believe China remains in a strategic opportunity phase for its development even though the rate of growth in China may not be maintained at historical levels. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to continue to develop in a more scientific, orderly, sustained and stable manner, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, capital commitments and lease liabilities as of December 31, 2020 for the periods indicated.

	Payment Due by Period (RMB thousands)
Contractual Obligations	Total	Less than 1 year	1-3 year	3-5 year	More than 5 years
Capital Expenditure Obligation(1)	444,270	444,270	—	—	—
Lease liabilities(2)	5,986,680	61,880	127,150	131,670	5,665,980
Total	6,430,950	506,160	127,150	131,670	5,665,980

(1)	See Note 40(a) to our audited consolidated financial statements, “Capital Commitments.”
(2)	See Note 8 “Right-of-Use Assets and Lease Liabilities” to our audited consolidated financial statements.

Based on the current progress of our new projects, we estimate that our capital expenditures for 2021 will amount to approximately RMB0.97 billion and will consist primarily of the following projects:

•	the improvements in system adaptability of the traction power supply system for the Pingshi to Guangzhou section of the Beijing-Guangzhou line;

•	the reconstruction of automatic blocking and computer inter-locking equipment for the Guangzhou to Pingshi section of the Beijing-Guangzhou Railway line;

•	Guangzhou North Vehicle Section Expansion Project;

•	the renovation of the CTC system of Guangzhou-Shenzhen line and the train control system of Guangzhou-Shenzhen lines I and II; and

•	the maintainance, installation and renovation of existing trains and EMUs in 2021.

G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors

Our board of directors is composed of six non-independent directors and three independent directors. Mr. Wang Bin was appointed as a non-executive director and Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong were appointed as independent non-executive directors at our annual shareholders’ general meeting held on June 16, 2020 by cumulative voting, and our other directors were re-elected at our annual shareholders’ general meeting held on June 16, 2020 by cumulative voting. The business address of each of our directors is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China 518010.

The table below sets forth the information relating to our directors:

Name	Age	Position	Date First Elected or Appointed
Wu Yong	57	Chairman of the Board of Directors and Executive Director	2014

Hu Lingling	57	Executive Director	2016

Guo Jiming	53	Non-executive Director	2019

Wang Bin	47	Non-executive Director	2020

Zhang Zhe	49	Non-executive Director	2019

Guo Xiangdong	55	Executive Director	2019

Frederick Ma Si-Hang	69	Independent Non-executive Director	2020

Tang Xiaofan	52	Independent Non-executive Director	2020

Qiu Zilong	54	Independent Non-executive Director	2020

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

Guo Jiming is our non-executive director. Mr. Guo holds a bachelor’s degree and is a certified senior accountant. He had previously served as the deputy head of the Finance Subsection of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the head of the Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau, the chief accountant of China Railway Jinan Group Co., Ltd. and the director of GRGC. He is currently the chief accountant of GRGC.

Wang Bin is our non-executive Director. Mr. Wang holds a bachelor’s degree and is a senior engineer. Mr. Wang had previously served as the deputy head of the Foshan Train Section of Guangzhou Railway Group Yang Cheng Railway Company, the deputy director and director of the Dispatching Office of Guangzhou Railway Group Yang Cheng Railway Company, the director of the Sunroof Repair and Management Sub-office of the Safety Supervision Office, the deputy director of the Dispatching Office of GRGC, the head of the Zhaoqing Train Section of Guangdong Sanmao Railway Co., Ltd., the head of the Transportation Section and the director of the Transportation Department of GRGC. Mr. Wang is currently the deputy general manager of China Railway Nanchang Group Co., Ltd.

Zhang Zhe is our non-executive director. Mr. Zhang holds a bachelor’s degree and is a senior engineer. He had previously served as the station master of Tangxi Station and the director of the Subdivision of Freight Transportation Marketing of the Yangcheng company headquarters of GRGC, the deputy director of the Safety Supervision Sub-office of Guangzhou Railway Office, the deputy station master of Jiangcun Station of the Company, the head of Zhaoqing Train Section of SR, and the station master of Guangzhou South Station of the Company. He is currently the director of the Passenger Transport Department of GRGC.

Guo Xiangdong is our executive director. Mr. Guo holds a bachelor’s degree and an MBA degree, and is an economist. He had previously served as the Deputy Section Chief, the Deputy Director and the Director of the Secretariat of the Board, the Deputy General Manager of the Company and the Secretary of the Board, the Chairman of Labor Union and Deputy General Manager of the Company. He is currently the Deputy General Manager and Chief Legal Advisor of Guangdong Railway Company Limited.

Frederick Ma Si-Hang is our independent non-executive Director. Mr. Ma holds a bachelor’s degree in Economics and History from the University of Hong Kong. Mr. Ma is an honorary professor of the Faculty of Economics and Finance at the University of Hong Kong, an honorary professor of the Faculty of Business Administration at the Chinese University of Hong Kong, an honorary advisor of the School of Accountancy at Central University of Finance and Economics, a member of the Hong Kong Chief Executive’s Council of Advisers on Innovation and Strategic Development, the chairman of the Council of the Education University of Hong Kong, a member of the International Advisory Council of China Investment Corporation, a member of the Global Advisory Council of Bank of America and a member of the International Advisory Council of Investcorp. Mr. Ma had been previously honored with a Gold Bauhinia Star and appointed as a Non-official Justice of the Peace. He had previously served as the managing director of the UK branch of RBC Dominion Securities, the deputy chairman and managing director of Kumagai Gumi (HK) Limited, the managing director and Asia manager of the Private Banking Department of Chase Manhattan Bank, the Asia Pacific CEO of Private Banking of JPMorgan Chase & Co., the CFO and executive director of PCCW Limited, the Secretary for Financial Services and the Treasury of Hong Kong SAR Government, the Secretary for Commerce and Economic Development of Hong Kong SAR Government, the non-executive chairman of China Strategic Holdings Limited, an independent nonexecutive director of China Resources Land Limited, an independent non-executive director of Hutchison Port Holdings Limited, an outside director of China Oil and Foodstuffs Corporation, an outside director of China Mobile Communications Group Co., Ltd, an independent non-executive director of Agricultural Bank of China Limited, an independent non-executive director of Aluminum Corporation of China Limited and the non-executive chairman of MTR Corporation Limited. He is currently a non-executive director of Husky Energy Inc., an independent non-executive director of FWD Group Limited and a director of New Frontier Health Corporation.

Tang Xiaofan is our independent non-executive Director. Mr. Tang holds a master’s degree in Economics management from the School of Economics and Trade at Jiangxi Agricultural University and is a senior auditor, a certified public accountant in the People’s Republic of China, an accountant certified by the Association of International Accountants and a certified internal auditor. Mr. Tang also obtained the qualification of secretary of the board of companies listed on the Shanghai Stock Exchange, the securities and fund practitioner qualification certified by the Asset Management Association of China and is a securities investment advisor. Mr. Tang had previously served as the deputy section chief of Yichun Audit Bureau of Jiangxi, the audit manager of Shenzhen Dahua Tiancheng Accounting Firm, the audit manager of BDO China Shu Lun Pan Certified Public Accountants LLP and Yangcheng (HK) CPA Limited, the vice president and CFO of Guangzhou Greenery Cafe Company Limited, the secretary of the board and CFO of Guangzhou Jiacheng International Logistics Co., Ltd., the deputy general manager of Guangdong Xiyu Investment Management Co., Ltd. and a director and the senior vice president of Jiangxi Geto New Materials Corporation Limited. He is currently a director and the general manager of Guangzhou Dening Investment Management Co., Ltd.

Qiu Zilong is our independent non-executive Director. Mr. Qiu holds a bachelor’s degree of Physics in radio from Hunan Normal University and a master’s degree in business administration from Peking University Shenzhen Graduate School and is currently the executive vice president of Shenzhen Changsha Chamber of Commerce. Mr. Qiu had previously served as the assistant engineer, assistant factory director and deputy factory director of Guangdong Panyu Safety Equipment Factory, the deputy general manager of Shenzhen Xingelan Electronic Co., Ltd., the managing director of Shenzhen Guanzhong Xie’an Electronic Technology Co., Ltd. and the managing director of Shenzhen Xingguanzhong Electronic Technology Co., Ltd. He is currently the general manager of Shenzhen Changshang Investment Management Co., Ltd. and a director of Shenzhen Beida Soft Bank Investment Corporation Limited.

Supervisors

The table below sets forth the information relating to our supervisors:

Name	Age	Position	Date First Elected or Appointed
Liu Mengshu	57	Chairman of the supervisory committee	2014

Chen Shaohong	54	Supervisor	2008

Xiang Lihua	47	Supervisor	2019

Meng Yong	53	Supervisor	2019

Zhou Shangde	50	Deputy Secretary of the party committee Supervisor	2015

Lin Wensheng	56	Supervisor	2020

Liu Mengshu is chairman of our supervisory committee. Mr. Liu holds a bachelor’s degree and is an engineer. He served in the Huaihua Sub-bureau of Guangzhou Railway Bureau and GRGC Changsha headquarters. He served in GRGC as the head of the director of organization of the party committee of GRGC from November 2004 to April 2006, as the head of the GRGC party committee’s propaganda department from April 2006 to September 2008, as GRGC’s office director from September 2008 to December 2013 and as the deputy secretary of CPC and the secretary of Committee for Discipline Inspection of GRGC from December 2013 to December 2017. He is currently the secretary of Committee for Discipline Inspection of China Railway Nanchang Group Co., Ltd.

Chen Shaohong is our Supervisor. Mr. Chen holds a bachelor’s degree and is a senior economist. Mr. Chen has been engaged in the research and practice of enterprise management for a long time. Before April 2006, he has been vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate management and legal affairs department of GRGC. From June 2008 to July 2015, Mr. Chen was the vice-chief economist and director of corporate and legal affairs department of GRGC. From August 2015 to December 2017, Mr. Chen was the director of the Corporate and Legal Affairs department of GRGC. He is currently the chief legal advisor and the director of the Corporate and Legal Affairs department of GRGC. He is currently the director of the Finance Department (Income Department) of GRGC.

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

Meng Yong is our Supervisor. Mr. Meng holds a bachelor’s degree and is an accountant. He had previously served as the head of the Finance Planning Division of the Finance Section and the deputy director of the Finance Section, the deputy director of the Finance Department (Revenue Division) of GRGC and the director of the Audit Department of GRGC. He is currently the director of the Finance Department (Income Department) of GRGC.

Zhou Shangde is our Supervisor and represents employees of our Company. Mr. Zhou holds a master’s degree from the Party School of the Communist Party of China and is a political engineer. Mr. Zhou used to serve as the secretary of the Communist Youth League of Sungang Station (formerly known as the Shenzhen North Station), deputy chief of the organization and human resources department, director of the party committee office, and chairman of the trade union of the integrated service center of our Company. From July 2007 to March 2011, Mr. Zhou was transferred to GRGC and served as the deputy chief of the human resources office, deputy office manager and concurrently director of the reception office, and chief party secretary of the administrative office of GRGC. In March 2011, Mr. Zhou was transferred back to our Company and served as party secretary and station supervisor of Shenzhen Station, the station supervisor of Shenzhen North Station and the deputy secretary of the party committee. He is currently the deputy secretary of the party committee of the Company.

Mr. Lin Wensheng is our Supervisor and represents employees of our Company. Mr. Lin holds a bachelor’s degree and is a senior accountant. Mr. Lin had previously served as the chief accountant of the Industrial and Electrical Business Department of the Company, the deputy chief economist of the Guangzhou Electricity Section of the Company and the head of the Planning and Finance Department of the Company. He has been serving as the head of the Audit Department of the Company since December 2019.

Senior Management

The table below sets forth information relating to our senior management:

Name	Age	Position	Date First Elected or Appointed
Hu Lingling	57	General Manager	2015

Gong Yuwen	54	Deputy Secretary of the Party Committee, and Secretary of the Discipline Inspection Commission	2018

Huang Songli	45	Chairman of Labor Union, and Deputy General Manager	2021

Luo Jiancheng	48	Deputy General Manager	2016

Tang Xiangdong	52	Deputy General Manager, and Secretary of the Board	2019

Luo Xinpeng	55	Chief Accountant	2019

Note:	See “Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – A. Directors and Senior Management – Directors” for information regarding Hu Lingling.

Gong Yuwen is the Deputy Secretary of the Party Committee, and the Secretary of the Discipline Inspection Commission of the Company. Mr. Gong holds a bachelor’s degree and is an economist. He had served successively as the deputy director and the director of department of human resources (party committee organization) leading personnel department of GRGC, the deputy director of the department of human resources of GRGC and the deputy director of the organization department of the party committee, the party deputy secretary and the deputy station master of the Guangzhou East station of the Company, the secretary of the party committee and the deputy station master.

Huang Songli is the Chairman of Labor Union and Deputy General Manager of the Company. Mr. Huang holds a bachelor’s degree and is an assistant engineer. He had served successively as the assistant master of Guangzhou South railway station, the master and deputy secretary of the party committee of Tangxi station of Yangcheng Railway Company, the vice chief of Guangzhou Depot Section and the master of Tangxi station of GRGC, the vice chief of Guanghzou Depot Section of our Company, the deputy general manager of GMSR, the group leader of Construction Preparation for the Northeast Winding freight line of Guangzhou Hub, the deputy commander of both Guangzhou Engineering Construction Command and Foshan West Station Engineering Construction Command.

Luo Jiancheng is the Deputy General Manager of our Company. Mr. Luo holds a bachelor’s degree and is a senior engineer. Mr. Luo served successively as the chief of the Investigation & Inspection Division of the General Office of GRGC, Shiweitang stationmaster of GSRC, deputy chief of the Transportation Department of GRGC, the assistant of the general manager of the Company, the general manager of Guangzhou Tiecheng Industrial Company and the deputy general manager of GMSR. Since December 2016, he has been serving as our deputy general manager.

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

Additional Information

As of April 20, 2021 our non-independent directors, members of our supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

Name	Position
Wu Yong

Chairman of the Board of Directors and Secretary of the Party Committee of:

China Railway Guangzhou Group Co., Ltd.

Chairman of the Board of Directors:

Qian Zhang Chang Railway Company Limited

Huai Shao Heng Railway Co., Ltd.

Guo Jiming

Chief Accountant and Director of:

China Railway Guangzhou Group Co., Ltd.

Vice Chairman of the Board of:

Wuhan-Guangzhou Passenger Railway Line Co., Ltd.

Chairman of the Board of:

Guangdong Railway Company Limited

Shichang Railway Company Limited

Director of:

Hukun Passenger Railway Line (Hunan) Company Limited

Chairman of the Supervisory Committee of:

Guangdong Guangzhu Intercity Rail Transportation Company Limited

Guangdong Pearl River Delta Intercity Railway Traffic Company Limited

Hainan Railway Company Limited

Wang Bin	Deputy General Manager of: China Railway Nanchang Group Co., Ltd.

Zhang Zhe

Chief of Passenger Transport Department of:

China Railway Guangzhou Group Co., Ltd.

Director of:

Guangdong Tieqing International Travel Agency Company Limited

Supervisor of:

Beijing Zhongtie Commemorate Ticket Co., Ltd.

Fredrick Ma Si- Hang	Director of: Husky Energy, FWD Group and New Frontier Corporation

Tang Xiaofan	Managing Director of: Guangzhou Dening Investment Management Co., Ltd.

Qiu Zilong	General Manager of: Shenzhen Changshang Investment Management Co., Ltd.

Name	Position
Liu Mengshu	Director of: Shenzhen Beida Soft Bank Investment Corporation Limited Secretary of the Commission for Discipline Inspection of: China Railway Nanchang Group Co., Ltd.

Chen Shaohong

Chief Legal Advisor of:

China Railway Guangzhou Group Co., Ltd.

Chairman of Supervisory Committee of:

Shichang Railway Company Limited

Hukun Passenger Railway Line (Hunan) Company Limited

Director of:

Guangdong Railway Company Limited,

Hainan Railway Company Limited

Qian Zhang Chang Railway Company Limited

Xiamen-Shenzhen Railway Company Limited

Guangdong Meizhou-Shantou Passenger Railway Line Company Limited

Supervisor of:

Guangdong Sanmao Railway Company Limited

Xiang Lihua

Director (Chief) of Human Resources Department (Party committee organization) of:

China Railway Guangzhou Group Co., Ltd.

Chairman of Supervisory Committee of:

Guangzhou Beiyang Information Technology Company Limited

Name	Position
Meng Yong

Chief of the Finance Department (Income Department):

China Railway Guangzhou Group Co., Ltd.

Director of:

Hong Kong Qiwen Trade Company Limited

Chairman of the Supervisory Committee of:

Wuhan-Guangzhou Passenger Railway Line Co., Ltd.

Guangdong Railway Company Limited

Supervisor of:

Hukun Passenger Railway Line (Hunan) Company Limited

Huai Shao Heng Railway Co., Ltd.

Luo Jiancheng

Chairman of the Board of:

Dongguan Changsheng Enterprise Company Limited

Shenzhen Pinghu

Qun Yi Railway Store Loading and Unloading Company Limited

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited

Zengcheng Lihua Stock Company Limited

Director of:

Guangzhou Tiecheng Enterprise Company Limited

Shenzhen Guangshen Railway Civil Engineering Company

Luo Xinpeng	Director of: Guangzhou Tiecheng Enterprise Company Limited Shenzhen Guangshen Railway Civil Engineering Company

Note:

Qun Yi Railway Store Loading and Unloading Company Limited, Shenzhen Guangshen Railway Economic and Trade Enterprise and Dongguan Changsheng Enterprise Company Limited are subsidiaries of the Company. Shenzhen Guangshen Railway Civil Engineering Company, Guangzhou Tiecheng Enterprise Company Limited and Zengcheng Lihua Stock Company Limited are our joint venture partners. Guangdong Pearl River Delta Intercity Railway Traffic Co., Ltd.is a venture partner of GRGC. China Railway Nanchang Group Co., Ltd. is a subsidiary of CSRG. Husky Energy is a listed company in Canada. FWD Group is a private company limited by shares in Hong Kong. New Frontier Corporation is a listed company of NYSE. Guangzhou Dening Investment Management Co., Ltd, Shenzhen Changshang Investment Management Co., Ltd and Shenzhen Beida Soft Bank Investment Corporation Limited are company limited in China. The remaining companies in the table above are subsidiaries of GRGC.

Family Relationships

There are no family relationships among our directors or executive officers.

B.	Compensation

Directors and Senior Management

Total remuneration of our directors, supervisors and senior management members during 2020 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees. The amount of compensation to each director, supervisor and senior management for the year ended December 31, 2020 is listed as follows:

Name	Position	Total remuneration received from the Company (before tax) during the reporting period (RMB thousand)
Wu Yong	Chairman of the Board of Directors and Executive Director	—
Hu Lingling	Executive Director and General Manager	512
Guo Ji’an*	Non-executive Director	—
Guo Xiangdong	Executive Director	421
Guo Jiming	Non-executive Director	—
Chen Song*	Independent Non-executive Director	56
Wang Bin	Non-executive Director
Zhang Zhe	Non-executive Director	—
Frederick Ma Si-Hang	Independent Non-executive Director	79
Tang Xiaofan	Independent Non-executive Director	61
Qiu Zilong	Independent Non-executive Director	61
Jia Jianmin*	Independent Non-executive Director	76
Wang Yunting*	Independent Non-executive Director	56
Liu Mengshu	Chairman of the Supervisory Committee	—
Xiang Lihua	Supervisor Representing Shareholder	—
Chen Shaohong	Supervisor Representing Shareholder	—
Meng Yong	Supervisor Representing Shareholder	—
Zhou Shangde	Supervisor Representing Employees	378
Song Min*	Supervisor Representing Employees	150
Lin Wensheng	Supervisor Representing Employees	197
Gong Yuwen	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline	413
Luo Jiancheng	Deputy General Manager	411
Tang Xiangdong	Deputy General Manager and Secretary of the Board	416
Luo Xinpeng	Chief Accountant	409

Total:		3,696

Note:

(1) During the reporting period, other than Guo Xiangdong (who held 80,000 shares) and Xiang Lihua (who held 18,200 shares), none of the directors, supervisors, or senior management of the Company has held or dealt in shares of the Company, or has held options to buy Company shares or has been granted any shares with selling restrictions.

(2)* means that the person resigned during the reporting period.

At the 2019 Annual General Meeting held by the Company on June 16, 2020, it was considered and approved that the remuneration and allowances of each of the domestic independent non-executive directors would be RMB100,000 and RMB12,000 per year, respectively, and the remuneration and allowances of each of the overseas independent non-executive directors would be HK$150,000 and HK$18,000 per year, respectively.

The aggregate amount of cash remuneration paid by our Company in 2020 to all individuals who are our directors, supervisors and senior management members was approximately RMB3.7 million, of which approximately RMB1.66 million was paid to our non-independent directors and supervisors and approximately RMB0.39 million was paid to the independent non-executive directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2020 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB0.15 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital

As of December 31, 2020, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We have not received notification of such interests or short positions from any of our directors or supervisors and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

Name of Director	Name of the Company / Associated Corporation	Capacity and Nature of Interest	Number and Class of Shares Held	Percentage of Shareholding in the Total Share Capital of the Company (%)	Percentage of Shareholding in the Relevant Class of Shares of the Company (%)	Long/Short Position
Guo Xiangdong	The Company	Beneficial owner	A Shares: 80,000 shares	0.0011	0.0014	Long position

Xiang Lihua	The Company	Interest of Spouse	A Shares: 18,200 shares	0.00026	0.00032	Long position

Service Contracts of Our Directors and Supervisors

Each of our directors and supervisors has entered into a service agreement with us. The Company and its subsidiaries did not enter into any director or supervisor’s service contract prior to January 31, 2004 and were exempt from complying with the shareholders’ approval requirement under Rule 13.68 of the Listing Rules of HKSE. None of the Directors or Supervisors has entered into any service contract with the Company that cannot be terminated by the Company within one year without payment of compensation (other than statutory compensation).

Contracts Entered into by Our Directors and Supervisors

None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2020 or as of December 31, 2020 to which we or any of our subsidiaries are a party.

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

Board of Directors

In accordance with our currently effective Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and generally serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination. Our board of directors held seven meetings during the year ended December 31, 2020.

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

Supervisory Committee

We have a supervisory committee consisting of five to seven supervisors. Supervisors generally serve a term of three years. Upon the expiration of their terms of office, they may be re-appointed to serve consecutive terms. The supervisory committee is presided over by a chairman who may be elected or removed with the consent of two-thirds or more of the members of the supervisory committee. The term of office of the chairman is three years, renewable upon re-election. Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Liu Mengshu, Xiang Lihua, Chen Shaohong, Meng Yong, Zhou Shangde and Lin Wensheng. All shareholder representatives of our supervisory committee were elected or re-elected at the annual shareholders’ general meeting held on June 16, 2020. The term of the supervisors is generally three years, unless a supervisor was elected to fill a vacancy. Our supervisory committee held five meetings during the year ended December 31, 2020, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2020. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.

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

Audit Committee

We have an audit committee consisting of three independent non-executive directors. The current members of our audit committee, appointed by the Board of Directors, are Frederick Ma Si-Hang (Chairman of the Audit Committee), Mr. Tang Xiaofan and Mr. Qiu Zilong are “independent directors” of our Company as defined in Section 303A.02 of the NYSE Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. Our audit committee held six meetings during the year ended December 31, 2020. The duties of the audit committee include:

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

Remuneration Committee

We have a remuneration committee consisting of two executive Directors and three independent non-executive Directors, namely, Wu Yong, Hu Lingling, Frederick Ma Si-Hang (chairman of remuneration committee), Tang Xiaofan and Qiu Zilong. The remuneration committee will meet from time to time when required to consider remuneration-related matters of our Company. During the year ended December 31, 2020, the remuneration committee did not convene any meetings.

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

As of December 31, 2018, 2019 and 2020, we had approximately 42,738, 42,583 and 41,286 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2020:

Function	Employees
Passenger and freight transportation and transit operation personnel(1) (2) (3)	19,214
Engineering personnel(4)	5,491
Driving personnel(5)	3,497
Public works personnel(6)	3,422
Electricity personnel(7)	1,841
Electricity and water supplies personnel(8)	2,138
Building construction personnel(9)	1,246
Various operations and other employees of subsidiaries(10)	114
Technical and administrative personnel(11)	4,323

Total	41,286

(1)	Passenger transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.

(2)	Freight transportation personnel mean those people responsible for organization of freight transportation.
(3)	Transit operation personnel mean those people responsible for providing station-boarding services.
(4)	Engineering personnel mean those people responsible for locomotive operation and overhaul.
(5)	Driving personnel mean those people responsible for vehicle operation and overhaul.
(6)	Public works personnel mean those people responsible for station track and railroad switch maintenance.
(7)	Electricity personnel mean those people responsible for signal equipment maintenance.
(8)	Electricity and water supplies personnel mean those people responsible for catenary operation and overhaul as well as power and water consumption maintenance.
(9)	Building construction personnel mean those people responsible for construction, apartments and dining halls.
(10)	Various operations and other employees of subsidiaries mean all personnel involved in diversified businesses.
(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.

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

We have implemented a salary policy that links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, and basic and supplemental medical insurance, pregnancy-related medical insurance and other welfare programs. In 2020, we paid approximately RMB7,684.4 million in aggregate salaries and benefits to our employees.

In addition, pursuant to an early retirement scheme implemented by our Company, certain employees who meet certain specified criteria were provided with the option to retire early and enjoy certain early retirement benefits, such as payments of the basic salary and other relevant benefits, offered by our Company, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to our approval. Expenses incurred on such employee early retirement benefits are recognized in the income statement when we approve such applications from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

Details of our statutory welfare fund and retirement benefits are set out in Notes 26 and 31 to our audited consolidated financial statements included elsewhere in this annual report.

E.	Share Ownership

Except for 80,000 A shares of the Company and related dividends owned by Mr. Guo Xiangdong and 18,200 A shares of the Company and related dividends owned by Xiang Lihua as described above in “ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – B. Compensation,” as of March 31, 2021, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

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

Shareholding Structure of Our Company

As of March 31, 2021, we had 319 record holders holding our H shares (including ADSs) and 201,791 record holders holding our A shares according to records we obtained from Computershare Hong Kong Investor Services Limited and CSDC, respectively. Set out below is the current shareholding structure of our Company as of the date hereof:

Name of Shareholders	Type of Shares	Number of Shares Held	Shareholder Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
China Railway Guangzhou Group Co., Ltd.	A shares	2,629,451,300	37.1
Other Public Shareholders of A shares	A shares	3,022,785,700	42.7

Total		7,083,537,000	100.0

The following table sets forth information regarding ownership of our issued and outstanding capital stock as of March 31, 2021, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares	Percent of Total Capital
Ordinary Shares (A shares)	GRGC	2,629,451,300	37.1	37.1

The following table sets forth all persons that beneficially own 5% or more of our issued and outstanding H shares (each, a “Major Shareholder”) as of March 31, 2021.

Identity of Person or Group	Shares Owned		Percentage of H Shares		Percentage of Total Capital
Pacific Asset Management Co., Ltd.(1)	212,956,000	(L)	14.88	%(L)	3.01	%(L)
FIL Limited(2)	142,946,000	(L)	9.99	%(L)	2.02	%(L)
Pandanus Associates Inc.(3)	142,946,000	(L)	9.99	%(L)	2.02	%(L)
Pandanus Partners L.P.(4)	142,946,000	(L)	9.99	%(L)	2.02	%(L)
Kopmik Global Investors LLC(5)	128,977,054	(L)	9.01	%(L)	1.82	%(L)
Brown Brothers Harriman & Co.(6)	126,429,600	(L)	8.83	%(L)	1.78	%(L)
	126,429,600	(P)	8.83	%(P)	1.78	%(P)
FIDELITY FUNDS(7)	85,368,000	(L)	5.96	%(L)	1.21	%(L)

Note:	(L) – Long Position; (S) – Short Position; (P) – Lending Pool
(1)

Pacific Asset Management Co., Ltd. was not a Major Shareholder as of April 18, 2018 or April 18, 2019 and was a Major Shareholder of 229,188,000 or 16% (L) of our H shares and 3.2% (L) as of March 31, 2020, and was a Major Shareholder of 212,956,000 or 14.88% (L) of our H shares and 3.01% (L) of our total capital as of March 31, 2021.

(2)

FIL Limited was not a Major Shareholder as of April 18, 2019 or March 31,2020, and was a Major Shareholder of 142,946,000 or 9.99% (L) of our H shares and 2.02% (L) of our total capital as of March 31, 2021.

(3)

Pandanus Associates Inc. was a Major Shareholder of 143,718,000 or 10.0% (L) of our H Shares and 2.0% (L) of our total capital as of April 18, 2019 and March 31, 2020 and was a Major Shareholder of 142,946,000 or 9.99% (L) of our H shares and 2.02% (L) of our total capital as of March 31, 2021.

(4)

Pandanus Partners L.P. was not a Major Shareholder as of April 18, 2019 or March 31,2020, and was a Major Shareholder of 142,946,000 or 9.99% (L) of our H shares and 2.02% (L) of our total capital as of March 31, 2021.

(5)

Kopernik Global Investors LLC was a Major Shareholder of 108,763,554 or 7.6% (L) of our H Shares and 1.5% (L) of our total capital as of April 18, 2019 and was a Major Shareholder of 108,799,054 or 7.6% (L) of our H Shares and 1.5% (L) of our total capital as of March 31, 2020 and was a Major Shareholder of 128,977,054 or 9.01% (L) of our H Shares and 1.82% (L) of our total capital as of March 31, 2021.

(6)

Brown Brothers Harriman & Co. was not a Major Shareholder as of April 18, 2019 and was a Major Shareholder of 143,263,200 or 10% (L) of our H Shares and 2.02% of our total capital as of March 31, 2020, and was a Major Shareholder of 126,429,600 or 8.83% (L) of our H Shares and 1.78% of our total capital as of March 31, 2021.

(7)

FIDELITY FUNDS was a Major Shareholder of 112,580,000 or 7.9% (L) of our H Shares and 1.6% (L) of our total capital as of April 18, 2019 and March 31, 2020 and was a Major Shareholder of 85,368,000 or 5.96% (L) of our H Shares and 1.21% of our total capital as of March 31, 2021.

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

The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2020. For related parties that control or are controlled by our Company, see “ITEM 4. INFORMATION ON THE COMPANY – C. Organizational Structure”.

Name of Related Parties	Relationship with Us
Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder

Guangdong Yangcheng Railway Enterprise Co., Ltd.	Subsidiary of the single largest shareholder

GRCL	Subsidiary of the single largest shareholder

GIDC	Subsidiary of the single largest shareholder

Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder

Guangzhou Railway Station Service Center	Subsidiary of the single largest shareholder

Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder

Guangdong Sanmao Railway Company Limited	Subsidiary of the single largest shareholder

Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder

Guangzhou Railway Rolling Stock Works Company Limited	Subsidiary of the single largest shareholder

Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder

Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder

Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder

Ganshao Railway Company Limited	Subsidiary of the single largest shareholder

Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder

Name of Related Parties	Relationship with Us
Guangdong Yuetong Railway Logistics Company Limited	Subsidiary of the single largest shareholder

Sanmao Railway Company Xiaotangxi Freight Field Service Company	Subsidiary of the single largest shareholder

Guangzhou Anmao Railway Consulting Construction Company Limited	Subsidiary of the single largest shareholder

Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder

Guangzhou Railway Technology Development Surveying Co., Ltd.	Subsidiary of the single largest shareholder

Hunan Railway Lianchuang Technology Development Co., Ltd.	Subsidiary of the single largest shareholder

Guangzhou Northeast Freight Car Outer Winding Railway Co., Ltd.	Subsidiary of the single largest shareholder

Hunan Changtie Loading & Unloading Co., Ltd.	Subsidiary of the single largest shareholder

Guangzhou Ruiwei Economy Development Co., Ltd.	Subsidiary of the single largest shareholder

Guangzhou Railway Technology Development Co., Ltd.	Subsidiary of the single largest shareholder

Associates of the Group

Tiecheng	Associate of the Group

Shentu	Associate of the Group

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

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(RMB thousands)
Provision of Services and Sales of Goods
Railroad and Related Business
Provision of train transportation services to GRGC and its subsidiaries(i)	1,861,543	2,060,518	2,345,512
Revenue collected by CSRG for railway network usage and related services provided to GRGC and its subsidiaries(ii)	1,357,512	1,563,191	1,332,346
Revenue from railway operation service provided to GRGC’s subsidiaries(iii)	736,492	812,470	842,350

	3,955,547	4,436,179	4,520,208

Other Businesses
Sales of materials and supplies to GRGC and its subsidiaries(iv)	39,383	45,642	34,705
Services Received and Purchases Made
Railroad and Related Business
Provision of train transportation services by GRGC and its subsidiaries(i)(vi)	872,234	774,291	753,288
Cost settled by the CSRG for railway network usage and related services provided by GRGC and its subsidiaries(ii)	1,898,623	2,194,467	1,985,768

	2,770,857	2,968,758	2,739,056

Other Businesses
Provision of repair and maintenance services by GRGC and its subsidiaries(iv)	451,976	441,719	297,809
Purchase of materials and supplies from GRGC and its subsidiaries(iv)	555,048	623,433	722,487
Provision of construction services by GRGC and its subsidiaries(v)	180,147	363,424	285,616

	1,187,171	1,428,576	1,305,912

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual cost incurred.

(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contract parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual cost incurred.
(v)	Based on construction amount determined under national railway engineering guidelines.
(vi)	The amount recognized in 2020 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB292.6 million.

We had the following material balances with our related parties as of the dates indicated:

	As of December 31,
	2019	2020
	(RMB thousands)
Trade receivables	2,329,206	1,853,846
- GRGC(i)	549,092	208,024
- Subsidiaries of GRGC(i)	1,780,112	1,645,822
- Associates	2	—
Prepayments and other receivables	35,430	59,580
- GRGC	4	431
- Subsidiaries of GRGC	35,426	59,106
- Associates	—	43
Prepayments for fixed assets and construction-in-progress	4,021	—
- Subsidiaries of GRGC(ii)	2,815	—
- Associates	1,206	—
Trade payables	672,849	1,243,372
- GRGC(i)	99,696	85,076
- Subsidiaries of GRGC(ii)	533,726	1,147,912
- Associates	39,427	10,384
Payables for fixed assets and construction-in-progress	467,745	876,031
- GRGC	23,496	122,684
- Subsidiaries of GRGC	201,353	376,569
- Associates	242,896	376,778
Contract liabilities	99	436
- Subsidiaries of GRGC	99	341
- Associates	—	95
Accruals and other payables	450,534	443,754
- GRGC	2,713	5,104
- Subsidiaries of GRGC(iii)	447,821	429,442
- Associates(iv)	—	9,208

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

As of December 31, 2020, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2020. Our independent non-executive directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2020 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.

Transactions with CSRG and Other Railway Companies

We work in cooperation with CSRG and other railway companies owned and controlled by CSRG for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by CSRG according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by CSRG and settled by CSRG based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues, which were previously executed by MOR, have been transferred to CSRG. As of December 31, 2020, the cooperation mode and pricing model had not been subject to any material changes.

The chart below sets forth the material transactions our Company undertook with the CSRG and its subsidiaries during the last three fiscal years. Unless otherwise specified, the transactions disclosed below have excluded the transactions with GRGC and its subsidiaries:

	Year Ended December 31,
	2018	2019	2020
	(RMB thousands)
Provision of Services and Sales of Goods
Railroad and Related Business
Provision of train transportation services to CSRG Group(i)	63,364	69,958	57,349
Revenue collected by CSRG for services provided to the CSRG Group(ii)	2,527,897	2,479,015	2,105,206
Revenue from railway operation service provided to the CSRG Group (iii)	2,012,880	2,392,333	2,214,460

	4,604,141	4,941,306	4,377,015

Other Businesses
Provision of repairing services for cargo trucks to the CSRG Group(ii)	337,432	370,990	436,955
Sales of materials and supplies to the CSRG Group(iv)	9,099	8,330	—
Provision of apartment leasing services to the CSRG Group(iv)	617	574	456
Others	—	—	887

	347,148	379,894	438,298

Services Received and Purchases Made
Railroad and Related Business
Provision of train transportation services by the CSRG Group(i)(vi)	283,490	37,408	18,872
Cost settled by CSRG for services provided by the CSRG Group(ii)(vi)	2,161,146	2,107,765	1,506,541

	2,444,636	2,145,173	1,525,413

Other Businesses
Provision of repair and maintenance services by the CSRG Group(iv)	9,440	29,066	28,928
Purchase of materials and supplies from the CSRG Group(iv)	27,743	23,968	12,362
Provision of construction services by the CSRG Group(v)	1,417	23,636	2,662

	38,600	76,670	43,952

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	Based on construction amounts determined under national railway engineering guidelines.
(vi)	The amount recognized in 2020 does not include the payment of short term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB554,003,000.

The chart below sets forth the revenue collected and settled through CSRG for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(RMB thousands)
Passenger transportation	7,532,999	7,475,003	3,769,231
Freight transportation	1,849,360	1,740,907	1,456,605
Other transportation related services	78,935	74,870	24,048

	9,461,294	9,290,780	5,249,884

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

We have adopted IFRS 16 from January 1, 2019 and recognized right-of-use assets in relation to lease contract with GRGC Group with regard of land use right, which had previously been classified as “operating leases” under IAS 17 Leases. In 2019, the depreciation expense of the right-of-use assets was RMB13,378,000 (not applicable for 2017 and 2018), the interest expense of lease liabilities was RMB57,670,000 (not applicable for 2017 and 2018), and the actual payment to GRGC Group was RMB59,620,000 (2017: RMB57,358,000 and 2018: RMB58,490,000). In 2020, the depreciation expense of the right-of-use assets was RMB13,378,000 (2019: RMB13,378,000), the interest expense of lease liabilities was RMB57,629,000 (2019: RMB57,670,000), and the actual payment to GRGC Group was RMB60,750,000 (2019: RMB59,620,000). In 2020, the payment of short term leases related to the lease of passenger trains to GRGC Group was RMB292,603,000 (2019: RMB247,714,000), the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB554,003,000 (2019: RMB436,323,000).

We had the following material balances maintained with the CSRG Group as of December 31, 2019 and December 31, 2020:

	As of December 31,
	2019	2020
	(RMB thousands)
Due from the CSRG Group
Trade receivables	1,148,352	1,101,951
Other receivables	48,418	183,021
Due to the CSRG Group
Trade payables and payables for fixed assets and construction-in-progress	69,335	71,082
Other payables	3,466	4,564

C.	Interests of Experts and Counsel

Not applicable

ITEM 8.	FINANCIAL INFORMATION

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

On June 16, 2020, our shareholders approved a final dividend distribution of RMB0.06 per share to our shareholders for the year ended December 31, 2019.

Due to the impact of the COVID-19 pandemic, the Board proposed not to make profit or dividend distribution or capitalize capital reserve into share capital for 2020. This proposal has been considered and approved at the seventh meeting of the ninth session of the Board of the Company, and is subject to approval at the 2020 Annual General Meeting to be held in June 2021. The independent directors of the Company unanimously agree that the proposal is in compliance with the relevant regulatory rules and the Articles of Association, conforms to the Company’s current actual situation, will enhance the Company’s sustainable and stable development, and will not damage the interests of small and medium shareholders, and agree to submit the proposal to the Company’s 2020 Annual General Meeting for consideration.

B.	Significant Changes

Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2020.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our H shares are listed on the HKSE under the stock code “00525”. Our A shares have been listed for trading on the Shanghai Stock Exchange under the stock code “601333” since December 22, 2006.

Prior to November 26, 2020, our ADSs, each representing 50 H shares, were listed on the NYSE under the stock code “GSH.” Our ADSs are now traded over-the-counter on the OTC Market under the stock code “GSHHY.”

During the year ended December 31, 2020, we did not purchase, sell or redeem any of our H shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our H shares are listed on the HKSE under the stock code “00525”. Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code “601333.”

Prior to November 26, 2020, our ADSs, each representing 50 H shares, were listed on the NYSE under the stock code “GSH.” Our ADSs are now traded over-the-counter on the OTC Market under the stock code “GSHHY.”

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

The total number of shares of our Company after the A Share Offering is 7,083,537,000. As of December 31, 2020, our issued share capital consisted of:

Type of Share Capital	Number of Shares	Percentage of shares (%)
Domestic tradable shares without restriction on sales (A shares)	5,652,237	79.8
H shares	1,431,300	20.2

Total	7,083,537	100.0

Public Float

As of March 31, 2021, at least 25% of our total issued share capital was held by the public, as required under the HKSE Listing Rules.

Pre-Emptive Rights

There is no provision in our Articles of Association or under the laws of the PRC which provides for pre-emptive rights of our shareholders.

B.	Memorandum and Articles of Association

Our shareholders previously adopted the amended and restated Articles of Association at an annual shareholders’ general meeting held on June 25, 2009, which was filed as an exhibit to our annual report on Form 20-F with the SEC on June 22, 2010. On September 27, 2012 and May 28, 2015, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2016. On May 26, 2016, our shareholders passed resolutions to make additional amendments concerning the scope of the business of the Company set forth in Article 13 of the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 27, 2017. On June 15, 2017, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form 20-F with the SEC on April 26, 2018. On June 13, 2019, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which is filed as an exhibit to this annual report on Form 20-F with the SEC on April 28, 2020. On June 16, 2020, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which is filed as an exhibit to this annual report on Form 20-F with the SEC on April 27, 2021.

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

Reduction of Share Capital and Purchase by Us of Our Shares

We may, following the procedures provided in the Articles of Association and subject to the approval of the relevant governing authority of the State, repurchase any of our issued shares under the following circumstances:

(1)	cancellation of shares for capital reduction;

(2)	merging with another company that holds our shares;

(3)	paying shares to our employees as bonus; or

(4)	repurchasing, upon request, any shares held by any shareholder who is opposed to our Company’s resolution for merger or spin-off at a shareholders’ general meeting.

(5)	other circumstances as permitted by laws and administrative regulations.

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

General Meetings of Shareholders

Under PRC law, shareholders are given the power to approve specified matters. In addition, the Company Law of the PRC provides that shareholders separately or aggregately holding 3% or more of the shares of a company are entitled to submit written proposals for consideration at shareholders’ meeting. These proposals must fall within the scope of powers of the shareholder’s meeting, have a clear agenda and specific matters and comply with laws, administrative regulations and articles of association of the company.

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

Amendments of Articles of Association

Under PRC law, an amendment of the articles of association must be approved by an affirmative vote of two-thirds of shareholders attending a shareholders’ meeting, and certain amendments cannot become effective until they are also approved by relevant authorized PRC government departments.

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

On April 19, 2018, we entered into a resumption compensation agreement (the “Resumption Compensation Agreement”) in relation to the land use rights of Guangzhou East Shipai Old Goods Yard with Guangzhou Land Development Center (“GLDC”) (as purchaser) and other vendors. Pursuant to the Resumption Compensation Agreement, GLDC agreed to resume the land use rights over the relevant land with an initial total compensation of RMB6 billion (subject to adjustments), of which the initial compensation amount payable to us will be RMB1,304.7 million (subject to adjustments). The resumption of land use rights over Guangzhou East Shipai Old Goods Yard and the Resumption Compensation Agreement were approved by stockholders in our 2017 annual general meeting held on June 6, 2018. On May 29, 2020, the Company entered into a supplemental agreement (the “Supplemental Agreement”) to the Resumption Compensation Agreement, pursuant to which the parties agreed on the actual areas of the land and the relevant land parcel of 35,092 square meters owned by the Company and the adjusted compensation amount of RMB1,202.9 million payable to the Company. The full text of the Supplemental Agreement is filed as an exhibit to this annual report. On November 12, 2020, the Company signed the Land Handover Confirmation (the “Land Handover Confirmation”) with GLDC and other vendors. Pursuant to the Land Handover Confirmation, the conditions required for the handover of the Land proposed for resumption were deemed to be fulfilled pursuant to the Resumption Compensation Agreement, and the GLDC agreed to take over the land in accordance with the agreed standards and conditions. The transfer of assets was completed in 2020 and gains on disposal of such assets by the Company was recognized as “derecognition of land use right” in the amount of RMB1,188.6 million.

On October 30, 2019, we entered into a new Comprehensive Services Framework Agreement with CSRG, which has a term of three years beginning from January 1, 2020 and was approved by the independent shareholders at the extraordinary shareholders’ general meeting held on December 23, 2019.

Other than the Supplemental Agreement and the Comprehensive Services Framework Agreement mentioned above, all other material contracts we entered into during the fiscal years of 2019 and 2020 were made in the ordinary course of business.

D.	Exchange Controls

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The exchange rate of RMB against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the changes in China’s and international political and economic conditions. The PRC government has been gradually promoting the reform of its exchange rate regime and enhance the flexibility of the RMB exchange rate. On August 11, 2015, the PBOC decided to further improve the mechanism of the RMB’s central parity rate against the U.S. dollar. Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2020, we had a foreign exchange loss of approximately RMB1.5 million mainly due to the depreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB1.0 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.

We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2020, we maintained the equivalent of approximately RMB89.6 million in U.S. dollar and Hong Kong dollar-denominated balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3.1(a)(i) to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

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

Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits will be includible in your gross income as dividend income when the distribution is actually or constructively received by you, in the case of the H shares, or by the depositary in the case of ADSs. Subject to certain limitations, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid (or ADSs backed by such stock) is readily tradable on an established securities market within the United States.

However, a qualified foreign corporation does not include an otherwise qualified foreign corporation that is a PFIC in the taxable year the dividend is paid or the prior taxable year. We believe that we will be a qualified foreign corporation so long as we are not a PFIC (and were not a PFIC for our prior taxable year) and we are considered eligible for the benefits of the U.S.-PRC tax treaty. Our status as a qualified foreign corporation, however, may change.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2020 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

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

The foregoing rules with respect to excess distributions and dispositions may be avoided if you timely make a valid election to treat us as a qualified electing fund under Section 1295 of the Code. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

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

Taxation of Capital Gains

No capital gain tax is generally imposed in Hong Kong in respect of capital gains from the sale of shares (such as the H shares). However, if trading gains from the sale of property by persons as part of profit making are regarded as carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, such trading gains will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a rate of 15% on unincorporated businesses, unless such gains are chargeable under the respective half-rates of 8.3% and 7.5% that may apply for the first HKD 2 million of assessable profits for years of assessment beginning on or after April 1, 2018. Certain categories of taxpayers are likely to be regarded as deriving trading gains rather than capital gains (for example, financial institutions, insurance companies and securities dealers) unless these taxpayers can prove that the investment securities are held for long-term investment. Gains from sales of the H shares affected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs (i.e., the profits derived abroad), where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the NYSE or OTC Market in the United States.

Hong Kong Stamp Duty

Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. An ad valorem duty is currently charged at the rate of 0.2% of the amount of the consideration or of the value of the H shares transferred and the relevant contract notes shall be stamped (the buyer and seller each paying half of such stamp duty). Subject to the completion of the legislative process to increase the stamp duty rate, the rate of the ad valorem duty will be increased to 0.3% effective August 1, 2021. In addition, a fixed duty of HKD 5 is currently payable on an instrument of transfer of H shares.

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

The following paragraphs describe the various market risks to which we were exposed as of December 31, 2019 and 2020.

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

The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2019 and 2020 are set forth below.

	As of December 31,
Monetary Assets and Liabilities	Currency Denomination	2019	2020
	(RMB thousands)
Cash and cash equivalents	USD	8	29
Cash and cash equivalents	HKD	88,892	27,003
Other receivables	HKD	713	—
Other payables	HKD	—	132

We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.

We had a foreign exchange loss of RMB1.5 million for the year ended December 31, 2020. As of December 31, 2020, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB27.0 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB1.0 million in these balances.

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

Interest Rate Risks

As of December 31, 2020, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Other than deposits held in banks, the Group does not have significant interest-bearing assets.

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

As at 31 December 2020, the Company had net current liabilities of RMB885,902,000 and capital expenditure contracted for but not recognized as liabilities of RMB444,270,000 (see Note 40 to our audited consolidated financial statements included elsewhere in this annual report). Taking into account of the factors mentioned in Note 2.1(c) to our audited consolidated financial statements included elsewhere in this annual report, the Board of Directors believes that the Company has sufficient liquidity for the following 12 months.

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

Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2020, at present and in our normal course of business, we are not subject to any other material market-related risks.

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

For additional information, see ITEM 9 – THE OFFER AND LISTING – A. OFFER AND LISTING DETAILS.

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

Payments Received by Foreign Private Issuer

The depositary has agreed to reimburse and waive certain fees and expenses incurred by us in connection with our ADR program.

Direct Payments

The table below sets forth the types of expenses that the depositary has reimbursed us for the year ended December 31, 2020:

Category of Expenses	Amount (US$)
Broker reimbursements	9,438.6
Miscellaneous	0.0

Total	9,438.6

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chairman of the Board, General Manager, Chief Accountant and Company Secretary, evaluated the effectiveness of the design and operation of our Company’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F. Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2020. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.

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

For the year ended December 31, 2020 under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report, which is included elsewhere in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Fredrick Ma Si-Hang and Tang Xiaofan is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of Mr. Fredrick Ma Si-Hang (chairman of the Audit Committee), Mr. Tang Xiofan and Mr. Qiu Zilong the current members of the Audit Committee, is an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual.

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

Resolutions to appoint PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, or PwC, as our auditor for 2020 have been approved at the annual general meeting of our shareholders held on June 16, 2020.

The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2019 and 2020.

	2019	2020
	(RMB millions)
Audit Fees	8.40	8.40
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.93	0.61

Total	9.33	9.01

Notes:

1.	Traveling expenses and certain tax surcharge fees are included in the audit fees and do not require additional payment.
2.	As of December 31, 2020, there did not exist any amount that became payable but remained outstanding.
3.

The Company paid a remuneration of RMB5.30 million (including an internal control audit fee of RMB0.30 million) to PricewaterhouseCoopers Zhong Tian LLP and RMB3.10 million to PricewaterhouseCoopers for their annual auditing services. In addition, the fee that the Company had paid for non-audit services amounted to RMB0.61 million.

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services to be provided by our independent registered public accountant, PwC, must be approved by our audit committee.

During the year ended December 31, 2020, services relating to all non-audit related fees provided to us by PwC were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2020, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-89 following ITEM 19.

ITEM 19.	EXHIBITS

(a)    See pages F-1 to F-89 following this item.

(b)    Index of Exhibits.

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Association

2.1(1)	Form of Amended and Restated Deposit Agreement

2.2(1)	Form of American Depositary Receipt

2.3(2)	Rules for the Implementation of the Cumulative Voting System

4.1(3)	English Translation of the Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and China Railway Guangzhou Group Co., Ltd.

4.2(4)	English Translation of the Resumption Compensation Agreement, dated April 19, 2018, between Guangshen Railway Company Limited, Guangzhou Land Development Center, and other vendors

4.3(5)	English Translation of the Entrustment Agreement, dated August 22, 2018, between Guangshen Railway Company Limited and Guangzhou Railway Real Estate Construction Engineering Co., Ltd.

4.4(2)	English Translation of the Comprehensive Services Framework Agreement, dated October 30, 2019, between Guangshen Railway Company Limited and China State Railway Group Co., Ltd.

4.5	English Translation of the Supplemental Agreement to the Resumption Compensation Ageement, dated May 29, 2020, between Guangshen Railway Company Limited, Guangzhou Land Development Center, and other vendors

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2020

11.1(6)	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ and principal financial officer’s certifications

13.1(7)	Certifications of principal executive officers and principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension

(1)	Incorporated by reference from the Registrant’s Form F-6 filed with the SEC on May 12, 2015.
(2)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 28, 2020.
(3)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
(4)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 26, 2018.
(5)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 25, 2019.
(6)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.
(7)	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 27, 2021	By:	/s/ Wu Yong
Wu Yong
Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm	F-2,3,4,5

Consolidated Balance Sheets as at December 31, 2019 and 2020	F-6

Consolidated Comprehensive Income Statements for the years ended December 31, 2018, 2019 and 2020	F-7,8

Consolidated Cash Flow Statements for the years ended December 31, 2018, 2019 and 2020	F-9

Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2019 and 2020	F-10,11,12

Notes to the Consolidated Financial Statements	F-13

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Guangshen Railway Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Guangshen Railway Company Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated comprehensive income statements, consolidated statements of changes in equity and consolidated cash flows statements for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for impairment of trade receivables

As described in Notes 3.1(b)(ii), 4(a) and 20 to the consolidated financial statements, as of December 31, 2020, the gross balance of trade receivables were approximately RMB3,782,381,000, against which the expected credit loss (“ECL”) provision of approximately RMB60,704,000 were provided. The trade receivables’ ECL was assessed on each balance sheet date, which involved significant management judgments. Management applies the simplified approach to measure expected credit losses which uses a lifetime expected loss provision for all trade receivables. Management categorized the trade receivables portfolio based on credit risk characteristics, and the determination of provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.

The principal considerations for our determination that performing procedures relating to provision for impairment of trade receivables is a critical audit matter are there were significant judgments by management in developing the ECL model. This in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating the audit evidence obtained related to management’s significant assumptions including grouping of trade receivable portfolios and ECL rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to trade receivables portfolio grouping and ECL rates determination. These procedures also included, among others, testing management’s process for determining the ECL provision; evaluating the appropriateness of the ECL model and significant judgments by management in determination of ECL provision including judgment in grouping of trade receivable portfolios and significant assumptions in determining ECL rates. Evaluating management’s judgment in grouping of trade receivable portfolios involved considering credit risk characteristics. Evaluating management’s assumptions related to ECL rates involved (i) evaluating the appropriateness of historical period selection and historical default rate by considering historical credit loss experience, trade receivables lifetime recovery and current status of each portfolio; (ii) evaluating the reasonableness of key estimates used in making forward-looking estimation by taking into consideration of economy downturn, changes of external market environment, technical environment and changes in customer’s conditions; and (iii) testing the completeness, accuracy and relevancy of the underlying data used and the mathematical accuracy of the calculations in the model.

Goodwill impairment assessment

As described in Notes 2.8, 4(b) and 9 to the consolidated financial statements, the consolidated goodwill balance was RMB281,255,000 as at December 31, 2020 arising from the Company’s acquisition of Yangcheng Railway Business in 2007. Goodwill impairment reviews are undertaken by management at least annually or more frequently if events or changes in circumstances indicate a potential impairment. As a result of the impairment test at the year end, management determined that the recoverable amount of the cash generating unit, to which the goodwill was allocated, exceeded its carrying value and therefore no impairment was recorded. The recoverable amount of cash-generating unit was determined based on value-in-use using cash flow projections. The key assumptions used in the goodwill impairment assessment included revenue growth rate, long-term growth rate, gross margin and pre-tax discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are there were significant estimations and judgments by management when determining the recoverable amount of the cash generating unit. This in turn led to a high degree of auditor judgment, effort, and subjectivity in performing procedures, and in evaluating the related audit evidence over management’s cash flow projections and significant assumptions related to the revenue growth rate, long-term growth rate, gross margin and pre-tax discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the recoverability of goodwill, including controls over the valuation of the recoverable amount of cash-generating unit to which the goodwill was allocated. These procedures also included, among others , testing management’s process for developing the estimate of recoverable amount calculated based on value-in-use; evaluating the appropriateness of the goodwill impairment method; testing the completeness, accuracy and relevance of underlying data used in , and evaluating the significant assumptions used by management, including revenue growth rate, long-term growth rate, gross margin and pre-tax discount rate. Evaluating management’s assumptions related to revenue growth rate, long-term growth rate and gross margin involved considering the (i) the historical business performance; (ii) the management’s future business plan and market development and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s goodwill impairment method and pre-tax discount rate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 27, 2021

We have served as the Company’s auditor since 2016.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2019 AND 2020

(Amounts in thousands)

		December 31
		2019	2020	2020
	Note	RMB	RMB	US$*
ASSETS
Non-current assets
Fixed assets - net	6	23,566,081	23,016,415	3,527,420
Right-of-use assets	8	3,037,618	3,183,470	487,888
Construction-in-progress	7	2,378,974	2,778,676	425,851
Prepayments for fixed assets and construction-in-progress		41,377	36,744	5,631
Goodwill	9	281,255	281,255	43,104
Investments in associates	11	174,686	196,848	30,168
Deferred tax assets	12	291,250	422,954	64,821
Long-term prepaid expenses	13	40,807	43,889	6,726
Financial assets at fair value through other comprehensive income	15	351,045	377,631	57,874
Long-term deposits	16	—	160,000	24,521
Long-term receivable	17	26,103	23,734	3,637

		30,189,196	30,521,616	4,677,641

Current assets
Assets classified as held for sale	18	2,183	—	—
Materials and supplies	19	271,259	296,406	45,426
Trade receivables	20	4,502,084	3,721,677	570,372
Prepayments and other receivables	21	366,077	695,522	106,593
Short-term deposits	16	—	60,000	9,195
Cash and cash equivalents	22	1,562,334	1,485,232	227,622

		6,703,937	6,258,837	959,209

Total assets		36,893,133	36,780,453	5,636,850

EQUITY AND LIABILITIES
Capital and reserves attributable to the Company’s equity holders
Share capital	23	7,083,537	7,083,537	1,085,600
Share premium		11,562,657	11,562,657	1,772,055
Other reserves	24	3,266,425	3,266,425	500,602
Retained earnings		7,263,107	6,280,219	962,486

		29,175,726	28,192,838	4,320,743

Non-controlling interests		(36,445)	(36,669)	(5,620)

Total equity		29,139,281	28,156,169	4,315,123

Liabilities
Non-current liabilities
Lease liabilities	8	1,117,936	1,315,693	201,639
Deferred tax liabilities	12	61,405	58,913	9,029
Deferred income	25	97,467	104,939	16,083

		1,276,808	1,479,545	226,750

Current liabilities
Trade payables	27	1,538,098	2,073,922	317,842
Contract liabilities	28	458,820	215,305	32,996
Payables for fixed assets and construction-in-progress		1,802,592	2,914,696	446,697
Dividends payable		12,890	13,749	2,107
Income tax payable		250,594	697	107
Current portion of lease liabilities	8	58,490	61,880	9,484
Accruals and other payables	29	2,355,560	1,849,656	283,471
Other current liability		—	14,834	2,272

		6,477,044	7,144,739	1,094,976

Total liabilities		7,753,852	8,624,284	1,321,727

Total equity and liabilities		36,893,133	36,780,453	5,636,850

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.5250, the certified exchange rates for December 31, 2020 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
		2018	2019	2020	2020
	Note	RMB	RMB	RMB	US$*
Revenue from Railroad and Related Business
Passenger		8,108,384	8,009,590	4,114,522	630,578
Freight		1,849,360	2,112,596	1,698,576	260,318
Railway network usage and other transportation related services		8,865,635	9,903,382	9,572,330	1,467,024

		18,823,379	20,025,568	15,385,428	2,357,920
Revenue from other businesses		1,004,639	1,152,783	963,938	147,730

Total revenue		19,828,018	21,178,351	16,349,366	2,505,650

Operating expenses
Railroad business
Business tax and surcharge		(16,242)	(55,127)	(29,443)	(4,512)
Employee benefits	31	(6,912,390)	(7,507,439)	(7,185,147)	(1,101,172)
Equipment usage and related service charges		(5,370,634)	(5,715,665)	(4,971,366)	(761,895)
Land use right leases		(58,490)	—	—	—
Materials and supplies		(1,342,344)	(1,416,128)	(1,064,667)	(163,167)
Repair and facilities maintenance costs, excluding materials and supplies		(917,898)	(1,073,731)	(1,147,603)	(175,878)
Depreciation of right-of-use assets	8	—	(53,992)	(54,179)	(8,303)
Depreciation of fixed assets	6	(1,581,685)	(1,612,683)	(1,631,331)	(250,012)
Cargo logistics and outsourcing service charges		(171,390)	(220,113)	(462,708)	(70,913)
Amortization of leasehold land payments	8	(44,450)	—	—	—
Utility and office expenses		(98,820)	(137,117)	(88,731)	(13,599)
Others	32	(1,095,845)	(1,150,190)	(607,130)	(93,047)

		(17,610,188)	(18,942,185)	(17,242,305)	(2,642,498)

Other businesses
Employee benefits	31	(534,025)	(571,504)	(499,288)	(76,519)
Materials and supplies		(315,983)	(320,748)	(232,112)	(35,573)
Depreciation of right-of-use assets	8	—	(11,332)	(11,332)	(1,737)
Depreciation of fixed assets	6	(28,058)	(24,615)	(30,848)	(4,728)
Amortization of leasehold land payments	8	(11,332)	—	—	—
Utility and office expenses		(53,759)	(82,550)	(42,933)	(6,580)
Others	32	(104,868)	(123,480)	(127,972)	(19,613)

		(1,048,025)	(1,134,229)	(944,485)	(144,750)

Total operating expenses		(18,658,213)	(20,076,414)	(18,186,790)	(2,787,248)
Derecognition of land use right	18	—	—	1,188,645	182,168
Reversal of impairment losses on financial assets, net		1,061	—	358	55
Other losses – net	33	(108,613)	(29,096)	(3,841)	(589)

Operating profit/(loss)		1,062,253	1,072,841	(652,262)	(99,964)
Finance costs – net	34	(630)	(56,710)	(60,645)	(9,294)
Share of results of associates, net of tax	11	7,177	(7,039)	22,162	3,396

Profit/(Loss) before income tax		1,068,800	1,009,092	(690,745)	(105,862)
Income tax (expense)/credit	35	(289,766)	(261,128)	132,645	20,329

Profit/(Loss) for the year		779,034	747,964	(558,100)	(85,533)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
		2018	2019	2020	2020
	Note	RMB	RMB	RMB	US$*
Profit/(Loss) for the year		779,034	747,964	(558,100)	(85,533)
Other comprehensive income		—	—	—	—

Total comprehensive income for the year, net of tax		779,034	747,964	(558,100)	(85,533)

Profit/(Loss) attributable to:
Equity holders of the Company		784,059	748,439	(557,876)	(85,498)
Non-controlling interests		(5,025)	(475)	(224)	(35)

		779,034	747,964	(558,100)	(85,533)

Total comprehensive income attributable to:
Equity holders of the Company		784,059	748,439	(557,876)	(85,498)
Non-controlling interests		(5,025)	(475)	(224)	(35)

		779,034	747,964	(558,100)	(85,533)

Earnings/(Loss) per share for profit attributable to the equity holders of the Company during the year
- Basic and diluted	36	RMB 0.11	RMB 0.11	RMB(0.08)	RMB(0.01)

Earnings/(Loss) per equivalent ADS
- Basic and diluted	36	RMB 5.53	RMB 5.28	RMB(3.94)	RMB(0.60)

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.5250, the certified exchange rates for December 31, 2020 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands)

		Year ended December 31
		2018	2019	2020	2020
	Note	RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	38(a)	3,600,022	2,748,668	1,587,621	243,314
Income tax paid		(338,620)	(353,423)	(251,448)	(38,536)

Net cash generated from operating activities		3,261,402	2,395,245	1,336,173	204,778

Cash flows from investing activities:
Payments for acquisition of fixed assets, construction-in-progress and prepayment for fixed assets, net of related payables		(2,683,053)	(2,441,116)	(853,347)	(130,781)
Proceeds from disposal of fixed assets	38(b)	392	3,036	32,599	4,996
Proceeds from disposal of assets classified as held for sale		587,123	263,943	132,086	20,243
Interest received		1,765	857	—	—
Payment of investment		(24,832)	(29,799)	(26,586)	(4,074)
(Increase)/Decrease in short-term deposits with maturities more than three months, net		(1,000)	109,000	(220,000)	(33,716)
Dividends received		6,473	7,047	7,735	1,185

Net cash used in investing activities		(2,113,132)	(2,087,032)	(927,513)	(142,147)

Cash flows from financing activities:
Transactions with non-controlling interests		(3,349)	—	—	—
Dividends paid to the Company’s shareholders		(566,683)	(425,012)	(425,012)	(65,136)
Payment of lease liabilities		—	(59,620)	(60,750)	(9,310)

Net cash used in financing activities		(570,032)	(484,632)	(485,762)	(74,446)

Net increase/(decrease) in cash and cash equivalents		578,238	(176,419)	(77,102)	(11,815)

Cash and cash equivalents, at beginning of year		1,160,515	1,738,753	1,562,334	239,438

Cash and cash equivalents, at end of year	22	1,738,753	1,562,334	1,485,232	227,623

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.5250, the certified exchange rates for December 31, 2020 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital (Note 23)	Share premium	Statutory surplus reserve (Note 24)	Discretionary surplus reserve (Note 24)	Other reserves (Note 24)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2018	7,083,537	11,562,738	2,618,549	304,059	181,941	6,884,180	28,635,004	(27,596)	28,607,408
Total comprehensive income	—	—	—	—	—	784,059	784,059	(5,025)	779,034
Profit for the year	—	—	—	—	—	784,059	784,059	(5,025)	779,034
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve - Safety Production Fund (Note 24)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	242,456	(242,456)	—	—	—
Utilization	—	—	—	—	(242,456)	242,456	—	—	—
Appropriations from retained earnings (Note 24)	—	—	83,612	—	—	(83,612)	—	—	—
Disposal of subsidiaries	—	(81)	—	—	—	—	(81)	(3,349)	(3,430)
Transaction with owners:	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)
Dividend relating to 2017	—	—	—	—	—	(566,683)	(566,683)	—	(566,683)

Balance at December 31, 2018	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital (Note 23)	Share premium	Statutory surplus reserve (Note 24)	Discretionary surplus reserve (Note 24)	Other reserves (Note 24)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2019	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329
Total comprehensive income	—	—	—	—	—	748,439	748,439	(475)	747,964
Profit for the year	—	—	—	—	—	748,439	748,439	(475)	747,964
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve - Safety Production Fund (Note 24)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	264,871	(264,871)	—	—	—
Utilization	—	—	—	—	(264,871)	264,871	—	—	—
Appropriations from retained earnings (Note 24)	—	—	78,264	—	—	(78,264)	—	—	—
Transaction with owners:	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)
Dividend relating to 2018 (Note 37)	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)

Balance at December 31, 2019	7,083,537	11,562,657	2,780,425	304,059	181,941	7,263,107	29,175,726	(36,445)	29,139,281

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital (Note 23)		Share premium		Statutory surplus reserve (Note 24)		Discretionary surplus reserve (Note 24)		Other reserves (Note 24)		Retained earnings		Total		Non-controlling interests		Total equity
Balance at January 1, 2020		7,083,537		11,562,657		2,780,425		304,059		181,941		7,263,107		29,175,726		(36,445)		29,139,281
Total comprehensive income		—		—		—		—		—		(557,876)		(557,876)		(224)		(558,100)
Loss for the year		—		—		—		—		—		(557,876)		(557,876)		(224)		(558,100)
Other comprehensive income		—		—		—		—		—		—		—		—		—
Special reserve - Safety Production Fund (Note 24)		—		—		—		—		—		—		—		—		—
Appropriation		—		—		—		—		281,277		(281,277)		—		—		—
Utilization		—		—		—		—		(281,277)		281,277		—		—		—
Appropriations from retained earnings (Note 24)		—		—		—		—		—		—		—		—		—
Transaction with owners:		—		—		—		—		—		(425,012)		(425,012)		—		(425,012)
Dividend relating to 2019 (Note 37)		—		—		—		—		—		(425,012)		(425,012)		—		(425,012)
Balance at December 31, 2020		7,083,537		11,562,657		2,780,425		304,059		181,941		6,280,219		28,192,838		(36,669)		28,156,169

Balance at December 31, 2020(*)	US$	1,085,600	US$	1,772,055	US$	426,119	US$	46,599	US$	27,884	US$	962,486	US$	4,320,741	US$	(5,620)	US$	4,315,122

The accompanying notes are an integral part of these consolidated financial statements.

*

Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.5250, the certified exchange rates for December 31, 2020 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2020 or on any other date.

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

The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.

The financial statements were authorized for issue by the board of directors of the Company on 27 April 2021.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese if no registered names in English are available.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(b)	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis except for financial assets at fair value through other comprehensive income (“FVOCI”) are measured at fair value.

(c)	Going concern basis

As at December 31, 2020, the Group had net current liabilities of RMB885,902,000 and capital expenditure contracted for but not recognized as liabilities of RMB444,270,000 (see note 40). Considering the current financial position, operating plan and usable bank facilities amounting to RMB1,500,000,000 of the Group, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

(d)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020:

•	Covid-19-Related Rent Concessions – amendments to IFRS 16

•	Definition of Material – amendments to IAS 1 and IAS 8

•	Definition of a Business – amendments to IFRS 3

•	Revised Conceptual Framework for Financial Reporting

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(e)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Effective for annual periods beginning on or after
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Annual Improvements to IFRS Standards 2018–2020		January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

2.2	Subsidiaries

2.2.1	Consolidation

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred,

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the group

•	fair value of any asset or liability resulting from a contingent consideration arrangement, and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

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

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Intra-group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(b)	Changes in ownership interests in subsidiaries without change of control

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities, which means that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost also includes direct attributable costs investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.3	Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.3	Associates (continued)

Investments in associates are accounted for using the equity method of accounting after initially being recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5	Foreign currency transaction

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Foreign exchange gains and losses are presented in the consolidated comprehensive income statement within “Finance costs - net”.

2.6	Fixed assets

Fixed assets are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items (for the case of fixed assets acquired by the Company from Predecessor during the Restructuring, the revaluated amount in the Restructuring was deemed costs).

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.6	Fixed assets (continued)

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

(a)

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired (note 2.26), on which these assets are located.

The Group will renew the term of land use right upon its expiry in strict compliance with requirements of relevant laws and regulations. There is no substantive impediment for the renewal except for public interests. In addition, based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group (note 8), the Company can renew the lease at its own discretion upon expiry of the operating lease term. Based on the above consideration, the directors of the Company consider the current estimated useful lives of those assets to be reasonable.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.8	Goodwill

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

2.9	Impairment of non-financial assets other than goodwill

Assets that subjected to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting period.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Investments and other financial assets

(a)	Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured at amortized cost; or

•	those to be measured subsequently at FVOCI;

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

(b)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

(c)	Measurement

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Investments and other financial assets (continued)

(c)	Measurement (continued)

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

(d)	Impairment

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10	Investments and other financial assets (continued)

(d)	Impairment (continued)

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

2.12	Long-term prepaid expenses

Long-term prepaid expenses include the various expenditures that have been incurred but should be recognized as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses are amortized on the straight-line basis over the expected beneficial period and are presented at actual expenditure incurred, net of accumulated amortization.

2.13	Non-current assets held for sale

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13	Non-current assets held for sale (continued)

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

Cash and cash equivalents include cash on hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18	Financial liabilities

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

The Group derecognizes financial liability when, and only when, the Group’s obligations are discharged, canceled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

2.19	Current and deferred income tax

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.19	Current and deferred income tax (continued)

(b)	Deferred income tax

Inside basis differences

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.20	Employee benefits

(a)	Defined contribution plan

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

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

2.21	Provisions

Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22	Revenue recognition

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

Revenues are recognized overtime when the train transportation services are rendered. The revenue is presented net of value-added tax.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22	Revenue recognition (continued)

(a)	Revenue from railroad and related business (continued)

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

Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services, sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers at a point of time. Revenue from operating lease arrangements on certain properties and locomotives is recognized overtime on a straight-line basis over the period of the respective leases.

(c)	Financing components

The Group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23	Interest income

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

2.24	Dividend income

Dividends are recognized as other income in profit or loss when the right to receive payment is established.

2.25	Government grants

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

2.26	Leases

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.26	Leases (continued)

The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located. Based on the provision of the land use right operating lease agreement entered into with Guangzhou Railway Group, the Company can renew the lease at its own discretion upon expiry of the operating lease term, and the Company expect to exercise the option to extend the lease within the remaining useful lives of those assets. Therefore the Group is reasonably certain to determine the lease term based on the remaining useful lives of those assets.

For the land use rights, the Group acquired the right to use certain pieces of land for certain of its rail lines, railway stations and other businesses. The consideration paid for such land represents pre-paid lease payments, which are amortized over the lease terms of 36.5 to 50 years using the straight-line method.

Land use rights are derecognized when the Group has transferred substantially all the risks and rewards of ownership. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in derecognition of land use right.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the group under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.26	Leases (continued)

To determine the incremental borrowing rate, the Group:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing, and

•	makes adjustments specific to the lease, e.g. term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the group entities use that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

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

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.26	Leases (continued)

The Group as a lessee accounts for a lease modification when both of the following conditions are met:

•	The modification increases the scope of the lease by adding the right to use one or more underlying assets.

•

The consideration for the lease increases commensurate with the standalone price for the increase in scope and any adjustments to that stand-alone price reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, at the effective date of the lease modification the Group allocate the consideration in the modified contract and determine the lease term of the modified lease, and remeasure the lease liability by discounting the revised lease payments using a revised discount rate.

For a modification that fully or partially decreases the scope of the lease, the Group decrease the carrying amount of the right-of-use asset to reflect partial or full termination of the lease. Any difference between those adjustments is recognized in profit or loss at the effective date of the modification.

For all other lease modifications which are not accounted for as a separate lease, the Group recognize the amount of the remeasurement of the lease liability as an adjustment to the corresponding right-of-use asset without affecting profit or loss.

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

2.27	Dividend distribution

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

The following table shows the Group’s foreign currency denominated monetary assets (in RMB thousands equivalent):

	Currency	As at December 31
Monetary assets	denomination	2019	2020
Cash and cash equivalents	HKD	88,892	27,003
Cash and cash equivalents	USD	8	29
Other receivables	HKD	713	—

		89,613	27,032

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets shown above. The Group has not used any means to hedge the exposure.

As at December 31, 2020, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, loss after tax for the year would have been RMB1,008,000 (2019: RMB3,360,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not expected to be significant.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk

Other than deposits held in banks and long-term receivable, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 3.63% (2019: 1.53%) per annum. Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.

As at December 31, 2020 and 2019, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.

(iii)	Other price risk

The Group’s exposure to price risk arises from equity investments held by the Group and classified as FVOCI (note 15).

As at December 31, 2020, if the expected price of the equity investments held by the Group increased/decreased by 5% with all other variables held constant, other comprehensive income for the year would have been RMB14,161,000 (2019: RMB13,164,000) higher/lower.

(b)	Credit risk

Credit risk arises from cash and cash equivalents, term deposits, trade and other receivables (excluding prepayments) and long-term receivable. The carrying amounts of each class of the above financial assets represent the Group’s maximum exposure to credit risk in relation to financial assets.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(i)	Risk management

Cash and term deposits are placed with reputable banks. There was no recent history of default of cash and cash equivalents and term deposits from such financial institutions. The Group considers that there is no significant credit risk and is not subject to any material losses due to the default of the banks.

For trade and other receivables as well as long-term receivable, the Group manages the credit risk exposure by setting related policies. The Group set credit period for its customers/debtors considering the customers/debtors’ financial conditions, the possibilities of obtaining collaterals from third parties, credit records and other factors comprehensively. The credit period are monitored on an ongoing basis by the management. For those customers/debtors with poor credit records, the Group mitigates credit risk by setting a shorter credit period or canceling the credit period.

The Group’s trade and other receivables as well as long-term receivable are mainly receivables and deposits incurred from provision of railway operation service or sales of goods. Management performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors. After assessing the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for impairment of receivables. Taking into account the past experience with customers/debtors and the collection status, the Group considers that there is no significant credit risk.

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

While cash and cash equivalents and term deposits are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

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

Provision for credit losses are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. In considering the forwarding-looking information, the Group considers the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

In 2020, the Group takes into consideration the uncertainty affected by the outbreak of Coronavirus Disease 2019 (“COVID-19 outbreak”).

On that basis, the loss provision as at December 31, 2020 and 2019 was determined for trade receivables (in RMB thousands):

	As at December 31, 2019			As at December 31, 2020
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Portfolio 1	232,848	—	—	202,484	—	—
Portfolio 2	4,033,727	1.42%	(57,201)	3,429,198	1.68%	(57,690)
Portfolio 3	196,694	2.00%	(3,934)	150,699	2.00%	(3,014)
Portfolio 4	99,950	—	—	—	—	—

	4,563,219		(61,135)	3,782,381		(60,704)

The loss provision for trade receivables as at December 31, 2020 and 2019 reconciles to the opening loss provision as follows:

	Trade receivables
	2019 RMB’000	2020 RMB’000
Opening loss provision as at January 1	61,212	61,135
Receivables written off during the year as uncollectible	(77)	(73)
Reversal of impairment loss provision	—	(358)

Closing loss provision at December 31	61,135	60,704

Other financial assets at amortized cost

Other financial assets at amortized cost include other receivables, and long-term receivables.

Impairment on other receivables and long-term receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since the initial recognition. If a significant increase in credit risk of a deposit or receivable has occurred since the initial recognition, then the impairment is measured as lifetime expected credit losses.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

On that basis, the loss provision as at December 31, 2020 and 2019 for other receivables was as follows (in RMB thousands):

	As at December 31, 2019			As at December 31, 2020
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Stage 1	250,863	2.38%	(5,959)	601,821	0.99%	(5,959)
Stage 2	—	—	—	—	—	—
Stage 3	4,631	100%	(4,631)	4,631	100%	(4,631)

	255,494		(10,590)	606,452		(10,590)

Impairment losses on trade and other receivables and long-term receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Management monitors rolling forecasts of the Group’s liquidity reserves (comprising cash and cash equivalents) on the basis of expected cash flows.

As at December 31, 2020, the Group had net current liabilities of RMB885,902,000 and capital expenditure contracted for but not recognized as liabilities of RMB444,270,000 (see note 40). Taking into account of the factors mentioned in note 2.1(c), the Board of Directors believes that the Group has sufficient liquidity for the following 12 months.

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

	Less than 1 year	Between 1 and 5 years	Over 5 years	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2019
Trade and other payables excluding non-financial liabilities	2,683,828	—	—	2,683,828
Payables for fixed assets and construction-in-progress	1,802,592	—	—	1,802,592
Lease liabilities	58,490	233,960	4,796,180	5,088,630
Dividends payable	12,890	—	—	12,890

	4,557,800	233,960	4,796,180	9,587,940

At December 31, 2020
Trade and other payables excluding non-financial liabilities	3,417,934	—	—	3,417,934
Payables for fixed assets and construction-in-progress	2,914,696	—	—	2,914,696
Lease liabilities	61,880	258,820	5,665,980	5,986,680
Dividends payable	13,749	—	—	13,749

	6,408,259	258,820	5,665,980	12,333,059

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

As at December 31, 2020 and 2019, the Group has no short-term loans, long-term loans, bond payables or long-term payables. Management considered that such capital structure is appropriate.

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

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at December 31, 2020 and 2019, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15).

The following table presents the Group’s assets that are measured at fair value at December 31, 2020:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI	—	—	377,631	377,631

The following table presents the Group’s assets that are measured at fair value at December 31, 2019:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI	—	—	351,045	351,045

There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the year (2019: nil).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3	Fair value estimation (continued)

The following table presents the changes in level 3 items for the periods ended December 31, 2020 and 2019:

Financial assets at FVOCI
Opening balance as at January 1, 2019	321,246
Acquisitions	29,799
Dividend received and recognized in other losses - net	7,047

Closing balance December 31, 2019	351,045
Acquisitions	26,586
Dividend received and recognized in other losses - net	7,735

Closing balance as at December 31, 2020	377,631

Financial assets and liabilities of the Group measured at amortized cost include trade and other receivables, long-term receivable, term deposits, cash and cash equivalents, and trade and other payables, of which the fair values approximate their carrying amounts.

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

(a)	Provision for impairment of trade receivables

The provision for impairment of trade receivables are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information, taking into account the customers/debtors’ credit records, historical payment records, financial conditions and the capabilities of collaterals and guarantors comprehensively. The Group reviews the key assumptions related to ECL calculation on a regular basis. In 2020, the Group took into consideration the uncertainty affected by the COVID-19 outbreak, and incorporate relevant impacts into the key macro-economic assumptions and factors used in the forward-looking estimation, such as the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.

Where the actual loss is different from the amounts that were initially recorded based on above estimate, such differences will impact the carrying value of trade receivables of the Group in future periods.

(b)	Goodwill Impairment

Goodwill impairment reviews are undertaken at least annually or more frequently if events or changes in circumstances indicate a potential impairment. The recoverable amount of a cash-generating unit (“CGU”) or groups of CGUs when goodwill is included in the carrying amount of that unit or units is the higher of value in use and the fair value less costs to sell.

In 2020, the Group’s transportation business was greatly affected by the COVID-19 outbreak and the relevant control and prevention measures. Recoverable amount of CGU when goodwill is included in the carrying amount of that unit based on value-in-use calculations which require the use of assumptions. The key assumptions used by the management is disclosed in note (9).

The uncertainly of the development of COVID-19 epidemic and control measures have also increased the estimation uncertainty relating to the key assumptions used for cash flow projections, including growth rate, gross margin and pre-tax discount rate, which could lead to a different assessment result affected by the management judgment.

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (CONTINUED)

The segment results for 2018, 2019 and 2020 are as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
- Railroad and Business	18,823,379	20,025,568	15,385,428	—	—	—	—	—	—	18,823,379	20,025,568	15,385,428
- Other Businesses	779,719	938,066	859,658	273,274	271,452	144,203	(48,354)	(56,735)	(39,923)	1,004,639	1,152,783	963,938

Total revenue	19,603,098	20,963,634	16,245,086	273,274	271,452	144,203	(48,354)	(56,735)	(39,923)	19,828,018	21,178,351	16,349,366

Timing of revenue recognition
- Over time	19,480,546	20,826,847	16,139,060	89,590	110,214	47,619	(48,354)	(56,735)	(39,923)	19,521,782	20,880,326	16,146,756
- At a point in time	122,552	136,787	85,664	183,684	161,238	74,118	—	—	—	306,236	298,025	159,782
- Lease	—	—	20,362	—	—	22,466	—	—	—	—	—	42,828

	19,603,098	20,963,634	16,245,086	273,274	271,452	144,203	(48,354)	(56,735)	(39,923)	19,828,018	21,178,351	16,349,366

Segment result	1,120,148	1,045,581	(584,770)	(26,078)	(36,489)	(105,975)	(25,270)	—	—	1,068,800	1,009,092	(690,745)

Finance costs - net	451	56,439	60,464	179	271	181	—	—	—	630	56,710	60,645
Share of results of associates, net of tax	7,177	(7,039)	22,162	—	—	—	—	—	—	7,177	(7,039)	22,162
Depreciation of fixed assets	1,603,106	1,633,185	1,657,475	6,637	4,113	4,704	—	—	—	1,609,743	1,637,298	1,662,179
Depreciation of right-of-use assets	—	53,992	54,179	—	11,332	11,332	—	—	—	—	65,324	65,511
Amortization of leasehold land payments	44,450	—	—	11,332	—	—	—	—		55,782	—	—
Amortization of long-term prepaid expenses	12,596	16,008	18,886	313	430	454	—	—	—	12,909	16,438	19,340
Impairment of fixed assets	10,364	20,697	11,835	—	—	—	—	—	—	10,364	20,697	11,835
Provision for impairment of materials and supplies	11,361	10,793	—	—	—	—	—	—	—	11,361	10,793	—
Reversal of impairment losses on financial assets	—	—	(78)			(280)			—			(358)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit of 2018, 2019 and 2020 is as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	1,120,148	1,045,581	(584,770)	(26,078)	(36,489)	(105,975)	(25,270)	—	—	1,068,800	1,009,092	(690,745)
Income tax (expense)/credit	(291,202)	(262,942)	130,468	1,436	1,814	2,177	—	—	—	(289,766)	(261,128)	132,645

Profit/(Loss) for the year	828,946	782,639	(454,302)	(24,642)	(34,675)	(103,798)	(25,270)	—	—	779,034	747,964	(558,100)

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Railway Transportation Business		All other segments		Elimination		Total
	2019	2020	2019	2020	2019	2020	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	36,691,272	36,573,556	485,891	443,479	(284,030)	(236,582)	36,893,133	36,780,453

Total segment assets include:
Investment in associates	174,686	196,848	—	—	—	—	174,686	196,848
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,757,394	1,748,748	3,097	679	—	—	1,760,491	1,749,427

Total segment liabilities	7,348,182	8,184,773	595,487	656,875	(189,817)	(217,364)	7,753,852	8,624,284

Revenues of approximately RMB4,502,560,136 (2018: RMB3,966,988,000 and 2019: RMB4,400,273,000) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6.	FIXED ASSETS - NET

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signaling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2019
Cost	7,590,161	14,735,949	8,218,284	2,034,318	6,631,867	39,210,579
Accumulated depreciation	(2,835,968)	(3,522,517)	(2,608,404)	(1,595,335)	(4,453,743)	(15,015,967)
Impairment	(2,881)	—	—	—	(7,483)	(10,364)

Net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248

Year ended December 31, 2019
Opening net book amount	4,751,312	11,213,432	5,609,880	438,983	2,170,641	24,184,248
Other additions	4,975	2,185	948	28	96,443	104,579
Transfer in from construction-in-progress (Note 7)	238,599	110,172	65,903	87,732	241,212	743,618
Transfer out to construction-in-progress for improvement/modifications (Note 7)	(10,523)	(44,034)	(484,992)	(24,994)	(27,658)	(592,201)
Transfer in from construction-in-progress after repair	27,451	121,591	716,082	28,712	58,802	952,638
Reclassifications	(102)	102	238	(412)	174	—
Disposals	(8,529)	(87,439)	(49,855)	(5,526)	(17,468)	(168,817)
Depreciation charges	(321,779)	(214,909)	(661,484)	(87,880)	(351,246)	(1,637,298)
Impairment charge	(20,697)	—	—	—	—	(20,697)
Impairment write-off	—	—	—	—	11	11

Closing net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081

At December 31, 2019
Cost	7,825,870	14,817,730	8,102,522	1,852,565	6,757,634	39,356,321
Accumulated depreciation	(3,141,585)	(3,716,630)	(2,905,802)	(1,415,922)	(4,579,251)	(15,759,190)
Impairment	(23,578)	—	—	—	(7,472)	(31,050)

Net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081

Year ended December 31, 2020
Opening net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081
Other additions	4,196	—	47,666	2,178	98,138	152,179
Transfer in from construction-in-progress (Note 7)	396,446	198,800	1,932	28,733	154,590	780,501
Transfer out to construction-in-progress for improvement/modifications (Note 7)	(129)	(231,996)	(434,216)	(9,759)	(9,028)	(685,129)
Transfer in from construction-in-progress after repair	6,291	292,244	744,298	38,726	20,241	1,101,800
Reclassifications	—	—	—	45	(45)	—
Disposals	(26,206)	(95,020)	(68,749)	(5,747)	(29,281)	(225,003)
Depreciation charges	(335,123)	(218,396)	(669,210)	(90,451)	(348,999)	(1,662,179)
Impairment charge	—	—	(11,835)	—	—	(11,835)

Closing net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415

At December 31, 2020
Cost	8,183,873	14,896,863	7,750,874	1,829,279	6,837,991	39,498,880
Accumulated depreciation	(3,454,113)	(3,850,131)	(2,932,433)	(1,428,911)	(4,773,992)	(16,439,580)
Impairment	(23,578)	—	(11,835)	—	(7,472)	(42,885)

Net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

6	FIXED ASSETS - NET (CONTINUED)

(a)

As at December 31, 2020, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,518,731,000 (2019: RMB1,626,540,000) had not been obtained by the Group.

These kind of buildings are classified as below:

	Carrying value as at December 31 2019 RMB’000	Carrying value as at December 31 2020 RMB’000	Reason for delay in obtaining the ownership certificates
Certificates for buildings under application procedures	1,040,897	980,689

The Group commenced such application procedures with the respective authorities in China, there has been progress made and the Group’s management does not expect any major difficulties in obtaining the remaining ownership certificates.

Certain buildings located on the land of which the land use right certificates have not been obtained	49,846	48,103

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

Certain buildings attached to pieces of land which is held by lease	535,797	489,939

Such land is held by lease under certain operating lease arrangements. Due to the fact that the Group does not have the underlying land use right certificates for such land, therefore, the Group cannot apply for the respective ownership certificates of the buildings constructed on top of it. According to the lease agreements and communication with the lessors, and as confirmed by the Company’s legal counsel, the Group possesses the right to use and/or own such buildings without the certificates.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group to apply for and obtain the ownership certificates of these buildings and it should not lead to any significant adverse impact on the operations of the Group.

(b)	As at December 31, 2020, fixed assets of the Group with an aggregate net book value of approximately RMB171,954,000 (2019: RMB172,218,000) had been fully depreciated but they were still in use.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

7.	CONSTRUCTION-IN-PROGRESS

	2019	2020
	RMB’000	RMB’000
At January 1	1,828,372	2,378,974
Transfer in from fixed assets for improvement/modifications (Note 6)	592,201	685,128
Other additions	1,654,657	1,596,875
Transfer to fixed assets (Note 6)	(743,618)	(780,501)
Transfer out to fixed assets after improvement/modifications (Note 6)	(952,638)	(1,101,800)

At December 31	2,378,974	2,778,676

Construction-in-progress as at December 31, 2020 mainly comprise of improvement projects for road existing railway equipment in the PRC.

For the year ended December 31, 2020, no interest expense (2019: nil) had been capitalized in the construction-in-progress balance as there were no third party borrowings during the year.

As at December 31, 2020, the balance of the provision for writing down the construction-in-progress was approximately RMB15,456,000 (2019: RMB15,456,000).

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

	2020
	Land use right (a)	Lease of Land use right	Total
	RMB’000	RMB’000	RMB’000
Cost
As at January 1	2,389,526	1,177,246	3,566,772
Additions(b)	9,355	202,008	211,363

As at December 31	2,398,881	1,379,254	3,778,135

Accumulated depreciation
As at January 1	(515,776)	(13,378)	(529,154)
Additions(b)	(52,133)	(13,378)	(65,511)

As at December 31	(567,909)	(26,756)	(594,665)

Net book value
As at December 31	1,830,972	1,352,498	3,183,470

As at January 1	1,873,750	1,163,868	3,037,618

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (CONTINUED)

The amounts recognized in the Consolidated Comprehensive Income Statement for the year relating to the lease contracts are as follows:

	2019	2020
	RMB’000	RMB’000
Depreciation charge of right-of-use assets	65,324	65,511
Interest expense on lease liabilities	57,670	57,629
Expense relating to short-term leases	684,037	846,606

	807,031	969,746

The total cash outflow for leases in 2020 was RMB907,355,000 (2019: RMB743,657,000)

The remaining lease period of right-of-use assets as at December 31, 2020 was lease of between 11 to 86 years.

(a)

As at December 31, 2020, the ownership certificates of land with an aggregate carrying value of approximately RMB56,881,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to the name of the Company; and the ownership certificates of the land use rights of the Group with an aggregate carrying value of approximately RMB1,182,379,000 (2019: RMB1,201,115,000) had not been obtained by the Group due to the following fact:

	Carrying value as at December 31 2020 RMB’000	Reason for delay in obtaining the ownership certificates
Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company	1,182,379	Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Group to coordinate and execute the procedures for acquiring the respective land use rights certificates with the respective local bureaus and authorities governing the title registration and transfer, and therefore, the progress of acquiring the formal title certificates has been progressing slowly.

After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the land use right certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

(b)

As at December 31, 2020, the Group recognized an addition of right-of-use assets and lease liabilities amounted to RMB202,008,000 to reflect the latest lease payment arrangement with Guangzhou Railway Group (note 2.26).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9.	GOODWILL

RMB’000
Year ended December 31, 2019 and 2020
Opening net book amount	281,255
Additions	—
Impairment	—

Closing net book amount	281,255

At December 31, 2019 and 2020
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

On December 31, 2020 and 2019, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2007.

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

Goodwill is allocated to CGU for the purpose of impairment testing, by comparing the carrying amount with the recoverable amount of Combined Railway Transportation Business. If the recoverable amount is lower than the carrying amount, the difference is recognized directly in profit or loss. The allocation is not changed in 2020.

In 2020, the Group’s Combined Railway Transportation Business was greatly affected by the COVID-19 outbreak and the relevant control and prevention measures. Based on the assessment result, there is no need to recognize impairment charges against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

9.	GOODWILL (CONTINUED)

By taking into consideration of the uncertainly of the development of COVID-19 outbreak and the relevant control and prevention measures, the Group estimated the growth rate and gross margin based on past experience and its expectations for the market development. The management expect the impact of the COVID-19 epidemic on the Group’s business would recover in the coming 1-2 years, and the revenue growth rate within the five-year period would reach up to 32%. Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which doesn’t exceed the long-term average growth rate of the industry. The discount rate used is pre-tax and reflect specific risks relating to the railway transportation business segment.

As at December 31, 2020, the recoverable amount calculated based on value-in-use exceeded carrying value of the CGU by RMB3,937 million (2019: RMB4,997 million).

The key assumptions used for value-in-use calculations are as follows:

Railroad business	2019	2020
Revenue growth rate (within the five-year period)	8%	8% - 32%
Long-term growth rate (beyond the five-year period)	2%	3%
Gross margin	8% - 16%	3% - 8%
Pre-tax discount rate	12%	12%

Even if the long-term growth rate used in the value-in-use calculation for the CGU in Combined Railway Transportation Business had been 10% lower than management’s estimates as at December 31, 2020, the Group would not need to recognize impairment charges against goodwill.

Even if the estimated pre-tax discount rate applied to the discounted cash flows for the CGU in Combined Railway Transportation Business had been 1% higher than management’s estimates as at December 31, 2020, the Group would not need to recognize impairment charges against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10.	SUBSIDIARIES

The following is a list of the principal subsidiaries at December 31, 2020:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)	Registered capital RMB’000
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	—	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	100%	100%	—	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	—	1,500
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited	China, limited liability company	Sales of merchandises in the PRC	100%	100%	—	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—	379
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”)(i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%	107,050

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

10.	SUBSIDIARIES (CONTINUED)

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

As at December 31, 2020, the non-wholly owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly owned subsidiaries are not disclosed.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11.	INVESTMENTS IN ASSOCIATES

	2019	2020
	RMB’000	RMB’000
Share of net assets	174,686	196,848
Less: provision for impairment	—	—

	174,686	196,848

The movement of investments in associates of the Group during the year is as follows:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Beginning of the year	174,548	181,725	174,686
Share of results after tax	7,177	(7,039)	22,162

End of the year	181,725	174,686	196,848

As at December 31, 2020, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company (“Shentu”)	49%	RMB64,000,000	Construction of railroad properties

The above associates are limited liability companies and are unlisted companies. There are no significant contingent liabilities relating to the Group’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

11.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Set out below are the summarized financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.

Summarized balance sheets

	Tiecheng		Shentu
	2019	2020	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	77,732	93,571	1,612,909	1,974,930
Non-current assets	361,864	373,860	12,941	10,209

Total assets	439,596	467,431	1,625,850	1,985,139

Current liabilities	223,295	221,928	1,485,647	1,828,909

Equity	216,301	245,503	140,203	156,230

Share of net assets	105,987	120,296	68,699	76,552

Carrying amount of interest in associates	105,987	120,296	68,699	76,552

Summarized comprehensive income statements

	Tiecheng			Shentu
	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	45,017	45,673	43,241	851,701	1,222,250	1,519,711
Net profit/(loss)	11,039	(23,350)	29,202	3,608	8,986	16,027

Total comprehensive income for the year	11,039	(23,350)	29,202	3,608	8,986	16,027

Reconciliation of the summarized financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng			Shentu			Total
	2018	2019	2020	2018	2019	2020	2018	2019	2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening net assets	228,612	239,651	216,301	127,609	131,217	140,203	356,221	370,868	356,504
Profit/(loss) for the year	11,039	(23,350)	29,202	3,608	8,986	16,027	14,647	(14,364)	45,229

Closing net assets	239,651	216,301	245,503	131,217	140,203	156,230	370,868	356,504	401,733

Percentage of ownership interest	49%	49%	49%	49%	49%	49%	49%	49%	49%

Carrying value	117,429	105,987	120,296	64,296	68,699	76,552	181,725	174,686	196,848

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12.	DEFERRED TAX ASSETS/(LIABILITIES)

	2019	2020
	RMB’000	RMB’000
Deferred tax assets	366,348	496,920
Less: Offsetting of deferred tax liabilities	(75,098)	(73,966)

Deferred tax assets (net)	291,250	422,954

Deferred tax liabilities	(136,503)	(132,879)
Less: Offsetting of deferred tax assets	75,098	73,966

Deferred tax liabilities (net)	(61,405)	(58,913)

	229,845	364,041

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2019	2020
	RMB’000	RMB’000
Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	144,415	394,474
- Deferred tax assets to be recovered within 12 months	221,933	102,446

	366,348	496,920

Deferred tax liabilities:
- Deferred tax liabilities to be recovered after more than 12 months	(133,854)	(127,105)
- Deferred tax liabilities to be recovered within 12 months	(2,649)	(5,774)

	(136,503)	(132,879)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12.	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At January 1 2019	(Charged)/ Credited to the comprehensive income statement	At December 31 2019	Credited/ (Charged) to the comprehensive income statement	At December 31 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Deductible tax losses	—	—	—	302,586	302,586
Impairment provision for receivables	17,841	(20)	17,821	(27)	17,794
Impairment provision for fixed assets and construction-in-progress	6,455	5,171	11,626	2,959	14,585
Impairment provision for materials and supplies	9,455	(5,045)	4,410	(4,410)	—
Differences in accounting base and tax base of government grants	25,429	(2,178)	23,251	2,015	25,266
Differences in accounting base and tax base of employee benefits obligations	45,740	5,063	50,803	35,317	86,120
Loss on disposal of fixed assets	13,348	11,767	25,115	(968)	24,147
Difference in accounting base and tax base of party organization activity fee	7,973	8,303	16,276	10,146	26,422
Difference in accounting base and tax base in the recognition of land disposal proceed	146,781	65,236	212,017	(212,017)	—
Others	—	5,029	5,029	(5,029)	—

	273,022	93,326	366,348	130,572	496,920

	At January 1 2019	(Credited)/ Charged to the comprehensive income statement	At December 31 2019	(Credited)/ Charged to the comprehensive income statement	At December 31 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax liabilities:
Differences in accounting base and tax base in recognition of fixed assets	5,270	(19)	5,251	(493)	4,758
Differences in accounting base and tax base in recognition of leasehold land payments	63,897	(2,493)	61,404	(2,491)	58,913
Changes in the fair value of available-for-sale financial assets	60,647	—	60,647	—	60,647
Others	9,811	(610)	9,201	(640)	8,561

	139,625	(3,122)	136,503	(3,624)	132,879

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

12.	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognized for tax loss carry-forwards and other temporary difference to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB247,705,000(2019: RMB154,921,000) arising from operations of subsidiaries which do not foresee to have enough tax deductible assessable profits in the near future.

	2019	2020
	RMB’000	RMB’000
Tax losses that can be carried forward (a)	142,469	235,403
Deductible temporary differences	12,452	12,302

	154,921	247,705

(a)	The tax loss carry-forwards in which no deferred income tax assets were recognized will expire in the following years:

	2019	2020
	RMB’000	RMB’000
2020	16,745	—
2021	22,090	22,090
2022	22,245	22,245
2023	36,393	36,393
2024	44,996	44,996
2025	—	109,679

	142,469	235,403

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

13.	LONG-TERM PREPAID EXPENSES

The long-term prepaid expenses mainly represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:

	2019	2020
	RMB’000	RMB’000
At January 1
Cost	118,944	129,575
Accumulated amortization	(72,330)	(88,768)

Net book amount	46,614	40,807

Year ended December 31
Opening net book amount	46,614	40,807
Additions	10,631	22,422
Amortization	(16,438)	(19,340)

Closing net book amount	40,807	43,889

At December 31
Cost	129,575	151,997
Accumulated amortization	(88,768)	(108,108)

Net book amount	40,807	43,889

14.	FINANCIAL INSTRUMENTS BY CATEGORY

	2019	2020
	RMB’000	RMB’000
Financial assets
Financial assets at amortized cost
Trade and other receivables excluding prepayments (Notes 20 and 21)	4,746,988	4,317,539
Term deposits (Note 16)	—	220,000
Cash and cash equivalents (Note 22)	1,562,334	1,485,232
Long-term receivable (Note 17)	26,103	23,734
FVOCI (Note 15)	351,045	377,631

Total	6,686,470	6,424,136

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

14.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

	2019	2020
	RMB’000	RMB’000
Financial liabilities
Liabilities at amortized cost
Trade and other payables excluding non-financial liabilities (Notes 27 and 29)	2,683,828	3,417,934
Payables for fixed assets and construction-in-progress	1,802,592	2,914,696
Dividends payable	12,890	13,749
Lease liabilities	1,176,426	1,175,565

Total	5,675,736	7,521,944

15.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

(a)	Classification of financial assets at FVOCI

Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognize in this category.

(b)	Equity investments at fair value through other comprehensive income

	2019	2020
	RMB’000	RMB’000
Non-current assets
Investments in unlisted companies	351,045	377,631

The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually.

On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

15.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (CONTINUED)

(c)	Amounts recognized in profit or loss and other comprehensive income

During the year, the following gains were recognized in profit or loss and other comprehensive income.

	2020	2019
	RMB’000	RMB’000
Dividends from equity investments at FVOCI recognized in profit or loss in other losses - net (Note 33)	7,735	7,047
- Related to investments held at the end of the reporting period	7,735	7,047

(d)	Fair value

Information about the methods and assumptions used in determining fair value is provided in note 3.3.

All of the financial assets at FVOCI are denominated in RMB. For an analysis of the sensitivity of the assets to price risk refer to note 3.1(a)(iii).

16.	TERM DEPOSITS

	2019	2020
	RMB’000	RMB’000
Current assets
Short term deposits	—	60,000

Non-current assets
Long term deposits	—	160,000

The original effective interest rate of term deposits was 3.63% per annum (2019: 1.53% per annum).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

17.	LONG-TERM RECEIVABLE

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortized cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as at December 31, 2020 and 2019.

18.	ASSETS CLASSIFIED AS HELD FOR SALE

Out of the demand for urban planning, Guangzhou Land Development Center (“GLDC”), the official land reserve institution of the People’s Government of Guangzhou Municipality, requested retrieval of the land owned by the Group together with two other independent third parties. On 19 April 2018, the Group together with two other independent third parties entered into a land use right transfer agreement with GLDC. According to the agreement, the land and the auxiliary facilities will be transferred to GLDC once the evacuation and demolition is complete. On the date of signing the agreement, the Group classified such assets as assets classified as held for sale. The transfer of assets was completed in 2020 and gains on disposal of such assets was recognized as “derecognition of land use right” in the amount of RMB1,188,645,000.

19.	MATERIALS AND SUPPLIES

	2019	2020
	RMB’000	RMB’000
Raw materials	171,532	197,242
Reusable rail-line track materials	58,502	54,704
Accessories	40,224	43,584
Retailing consumables	1,001	876

	271,259	296,406

The costs of materials and supplies consumed by the Group during the year were recognized as “operating expenses” in the amount of RMB1,296,779,000 (2019: RMB1,736,886,000).

As at December 31, 2020, no balance of the provision was provided for writing down the materials and supplies to their net realizable values (2019: RMB17,640,000).

During the year, no additional provision was made (2019: RMB14,242,000), no balance was reversed as the recovery price increased (2019: RMB3,449,000) and RMB17,640,000 was written off arising from realization of losses in the disposal of these assets (2019: RMB 30,973,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20.	TRADE RECEIVABLES

	2019	2020
	RMB’000	RMB’000
Trade receivables	4,563,219	3,782,381
Including: receivables from related parties	3,477,558	2,955,797
Less: Provision for impairment of receivables	(61,135)	(60,704)

	4,502,084	3,721,677

As at December 31, 2019 and 2020, the Group’s trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.

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

	2019	2020
	RMB’000	RMB’000
Within 1 year	3,558,842	2,773,713
Over 1 year but within 2 years	747,600	653,062
Over 2 years but within 3 years	172,482	306,410
Over 3 years	84,295	49,196

	4,563,219	3,782,381

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

20.	TRADE RECEIVABLES (CONTINUED)

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.

Movements on the provision for impairment of trade receivables are as follows:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
At December 31	6,203	61,212	61,135
Change of accounting policy	60,704	—	—

At January 1	66,907	61,212	61,135
Reversal of impairment loss provision	(5,689)	—	(358)
Written-off	(6)	(77)	(73)

At December 31	61,212	61,135	60,704

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

21.	PREPAYMENTS AND OTHER RECEIVABLES

	2019	2020
	RMB’000	RMB’000
Due from third parties	282,229	452,921
Due from related parties	83,848	242,601

	366,077	695,522

	2019	2020
	RMB’000	RMB’000
Other receivables	255,494	606,452
Less: Provision for impairment	(10,590)	(10,590)

Other receivables, net (Note (a))	244,904	595,862
Prepayments (Note (b))	121,173	99,660

	366,077	695,522

(a)	Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group.

Movements on the provision for impairment of other receivables are as follows:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
At December 31	13,325	10,590	10,590
Change of accounting policy	5,527	—	—

At January 1	18,852	10,590	10,590
Provision for impairment loss	4,631	—	—
Reversal of impairment loss provision	(2)	—	—
Written-off	(12,891)	—	—

At December 31	10,590	10,590	10,590

(b)

Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group. As of December 31, 2020, the input VAT with related invoices not been received or verified amounted to RMB94,536,000 (2019: RMB101,317,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

21.	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:

	2019	2020
	RMB’000	RMB’000
RMB	365,364	695,522
HKD	713	—

	366,077	695,522

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

22.	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	2019	2020
	RMB’000	RMB’000
Cash at bank and on hand	1,562,334	1,485,232
Term deposits with initial term not more than three months	—	—

	1,562,334	1,485,232

(a)	The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	2019	2020
	RMB’000	RMB’000
RMB	1,473,434	1,458,200
HKD	88,892	27,003
USD	8	29

	1,562,334	1,485,232

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

23.	SHARE CAPITAL

As at December 31, 2019 and 2020, the total authorized number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.

	As at December 31 2018	Movement	As at December 31 2019	Movement	As at December 31 2020
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Authorized, issued and fully paid:
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,652,237	—	5,652,237	—	5,652,237

Total	7,083,537	—	7,083,537	—	7,083,537

24.	RESERVES

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

24.	RESERVES (CONTINUED)

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

For the year ended December 31, 2018, 2019 and 2020, the directors proposed the following appropriations to reserves of the Company:

	2018	2018	2019	2019	2020	2020
	Percentage	RMB’000	Percentage	RMB’000	Percentage	RMB’000
Statutory surplus reserve	10%	83,612	10%	78,264	—	—

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

For the year 2018, 2019 and 2020, the movement of “Special reserve - Safety Production Fund” of the Group are as below:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Beginning of the year	—	—	—
Appropriation for retained earnings	242, 456	264,871	281,277
Utilization	(242,456)	(264,871)	(281,277)

End of the year	—	—	—

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

24.	RESERVES (CONTINUED)

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

Financial assets at FVOCI

The Group has elected to recognize changes in the fair value of certain investments in equity securities in OCI, as explained in note 2.10. These changes are accumulated within the FVOCI reserve within equity. The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognized.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

25.	DEFERRED INCOME

	2019	2020
	RMB’000	RMB’000
Government grants	97,467	104,939

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

26.	EMPLOYEE BENEFITS OBLIGATIONS

	2020	2019
	RMB’000	RMB’000
Employee benefits obligations	24,487	26,345
Less: current portion included in accruals and other payables (Note 29)	(24,487)	(26,345)

	—	—

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

26．	EMPLOYEE BENEFITS OBLIGATIONS (CONTINUED)

The movement in the employee benefits obligation during current year is as follows:

	2019	2020
	RMB’000	RMB’000
At January 1	28,389	26,345
Additions	—	—
Payments	(2,044)	(1,858)

At December 31	26,345	24,487

27.	TRADE PAYABLES

	2019	2020
	RMB’000	RMB’000
Payables to third parties	844,487	812,629
Payables to related parties	693,611	1,261,293

	1,538,098	2,073,922

The aging analysis of trade payables was as follows:

	2019	2020
	RMB’000	RMB’000
Within 1 year	1,424,775	1,874,224
Over 1 year but within 2 years	61,371	146,717
Over 2 years but within 3 years	16,726	8,993
Over 3 years	35,226	43,988

	1,538,098	2,073,922

28.	CONTRACT LIABILITIES

	2019	2020
	RMB’000	RMB’000
Contract liabilities – advances received from customers	438,705	186,959
Contract liabilities – frequent traveler program	20,115	28,346

	458,820	215,305

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

29.	ACCRUALS AND OTHER PAYABLES

	2019	2020
	RMB’000	RMB’000
Due to third parties	1,895,881	1,401,338
Due to related parties	459,679	448,318

	2,355,560	1,849,656

	2019	2020
	RMB’000	RMB’000
Advance received from disposal of assets classified as held for sale (Note 18)	848,066	—
Payables to GIDC assumed by business combination	368,560	360,560
Other deposits received	199,483	308,890
Salary and welfare payables	222,684	418,214
Deposits received for construction projects	145,446	131,965
Other taxes payable	109,735	62,942
Amounts received on behalf of Labor Union	95,206	87,566
Deposits received from ticketing agencies	30,298	25,408
Employee benefits obligations (Note 26)	26,345	24,487
Other advance received	3,000	—
Housing maintenance fund	2,431	2,480
Other payables	304,306	427,144

	2,355,560	1,849,656

30.	AUDITORS’ REMUNERATION

Auditors’ remuneration in respect of audit and non-audit services provided by the auditors for the year ended December 31, 2020 were RMB8,400,000 and RMB610,000 respectively (2018: RMB8,400,000 and RMB750,000 respectively, and 2019: RMB8,400,000 and RMB930,000 respectively).

31.	EMPLOYEE BENEFITS

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Wages and salaries	5,320,484	5,726,123	5,949,037
Provision for medical, housing scheme and other employee benefits (a)	1,296,392	1,353,800	1,326,476
Contributions to the defined contribution scheme (b)	829,539	999,020	408,922

	7,446,415	8,078,943	7,684,435

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

31.	EMPLOYEE BENEFITS (CONTINUED)

(a)	Housing scheme

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

The five individuals whose emoluments were the highest in the Group for the year include one director (2019: one), four senior executives (2019: four) and no supervisor (2019: nil). No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office.

The emolument range of each individual is within the band of Nil to RMB512,000 (2019: Nil to RMB553,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

32.	OTHER OPERATING EXPENSES

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Passenger security inspection expenses	200,355	222,705	173,257
Carriage cleaning expenses	118,091	139,130	107,118
Train station housekeeping expenses	91,304	98,467	90,919
Staff accommodation expenses	89,069	86,445	82,634
Other safety maintenance expenses	99,433	89,831	75,726
Bunk cleaning expenses	65,536	97,899	68,125
Spring Festival related transportation expenses	55,981	67,082	42,514
Passenger transportation facility maintenance	53,363	42,572	22,434
Professional expenses	20,564	37,351	21,675
Administrative expenses and others	407,017	392,188	50,700

	1,200,713	1,273,670	735,102

33.	OTHER LOSSES– NET

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Loss on disposal of fixed assets - net	(93,914)	(103,560)	(101,377)
Interest income from banks	25,209	24,736	30,811
Government grants	15,223	22,492	63,061
Dividend income from FVOCI	6,473	7,047	7,735
Income from compensation	2,176	1,092	115
Impairment of fixed assets (Note 6)	(10,364)	(20,697)	(11,835)
Unwinding of interest accrued on long-term receivable	4,080	3,749	3,786
Income from disposal of subsidiaries	81	—	—
Renovation cost for the separation and transfer of facilities	(65,735)	—	—
Others	8,158	36,045	3,863

	(108,613)	(29,096)	(3,841)

34.	FINANCE COSTS - NET

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Interest expense of lease liabilities	—	(57,670)	(57,629)
Net foreign exchange gains/(loss)	1,044	2,592	(1,452)
Bank charges	(1,674)	(1,632)	(1,564)

	(630)	(56,710)	(60,645)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

35.	INCOME TAX EXPENSE/(CREDIT)

In 2018, 2019 and 2020, the applicable income tax rate of the Company was 25%.

An analysis of the current year income tax expense/(credit) is as follows:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Current income tax	435,991	357,576	1,551
Deferred income tax (Note 12)	(146,225)	(96,448)	(134,196)

	289,766	261,128	(132,645)

The tax on the Group’s profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Profit/(Loss) before tax	1,068,800	1,009,092	(690,745)

Tax calculated at the statutory rate of 25% (2018 and 2019: 25%)	267,200	252,273	(172,686)
Effect of expenses not deductible for tax purposes	19,647	2,921	18,939
Effect of income not subject to tax	(3,432)	(1,762)	(7,474)
Tax losses for which no deferred tax asset was recognized	9,098	11,249	27,420
Adjustments for current tax of prior periods	(2,335)	(2,410)	1,194
Utilization of previously unrecognized tax losses	(412)	(1,143)	(38)

Income tax expense/(credit)	289,766	261,128	(132,645)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

36.	EARNINGS PER SHARE

The calculation of basic earnings/(loss) per share is based on the net profit/(loss) for the year attributable to equity holders of approximately RMB557,876,000 (2018 and 2019: RMB784,059,000 and RMB748,439,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2018 and 2019: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2020. The calculation of earnings/(loss) per equivalent ADS is based on the net profit/(loss) for the year attributable to equity holders, divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2018 and 2019: 141,670,740 ADSs).

	2018		2019		2020
	RMB’000		RMB’000		RMB’000
Profit/(Loss) attributable to owners of the Company		784,059		748,439		(557,876)

Weighted average number of ordinary shares in issue		7,083,537		7,083,537		7,083,537

Weighted average equivalent ADSs		141,670		141,670		141,670

Basic and diluted earnings/(loss) per share	RMB	0.11	RMB	0.11	RMB	(0.08)

Basic and diluted earnings/(loss) per equivalent ADS	RMB	5.53	RMB	5.28	RMB	(3.94)

37.	DIVIDENDS

No dividend was proposed for the year ended December 31, 2020 (2018 and 2019: RMB0.06, RMB425,012,000 per share).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38.	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit/(loss) before income tax to net cash generated from operations:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Profit/(Loss) before income tax:	1,068,800	1,009,092	(690,745)
Adjustments for:
Depreciation of fixed assets (Note 6)	1,609,743	1,637,298	1,662,179
Depreciation of right-of-use assets (Note 8)	—	65,324	65,511
Impairment of fixed assets (Note 6)	10,363	20,697	11,835
Gains on disposal of assets classified as held for sale (Note 18)	—	—	(1,188,645)
Provision for impairment of materials and supplies (Note 19)	11,361	10,793	—
Amortization of leasehold land payments (Note 8)	55,782	—	—
Loss on disposal of fixed assets and costs on repairs	261,476	161,435	165,253
Amortization of long-term prepaid expenses (Note 13)	12,909	16,438	19,340
Share of results of associates , net of tax (Note 11)	(7,177)	7,039	(22,162)
Dividend income on FVOCI/AFS (Note 33)	(6,473)	(7,047)	(7,735)
Investment income from liquidation of a subsidiary (Note 33)	(81)	—	—
Reversal of impairment of receivables	(1,061)	—	(358)
Amortization of deferred income	(5,988)	(2,299)	(8,377)
Interest expense on lease liabilities	—	57,670	57,629
Interest income	(5,845)	(4,606)	(8,310)

Operating profit before working capital changes	3,003,809	2,971,834	55,415
Decrease/(Increase) in trade receivables	230,877	(638,401)	780,765
Decrease in materials and supplies	39,224	16,438	2,005
Increase in prepayments and other receivables	(17,218)	(64,221)	(108,998)
Decrease in long-term receivable	7,000	6,000	6,155
Increase in trade payables	115,759	98,393	701,825
Increase in accruals and other payables	220,571	358,625	150,454

Net cash generated from operations	3,600,022	2,748,668	1,587,621

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

38.	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Net book amount (Note 6)	284,658	168,806	225,003
Payable arising from disposal of fixed assets	(6,715)	(2,063)	—
Transfer to materials and supplies	(16,075)	(2,272)	(27,151)
Loss on disposal of fixed assets and costs on repairs	(261,476)	(161,435)	(165,253)

Proceeds from disposal of fixed assets	392	3,036	32,599

39.	CONTINGENCY

There were no significant contingent liabilities as at December 31, 2020 and up to the date of approval of these financial statements.

40.	COMMITMENTS

(a)	Capital commitments

As at December 31, 2020 and 2019, the Group had the following capital commitments:

	2019	2020
	RMB’000	RMB’000
Contracted but not provided for	804,298	444,270
Authorized but not contracted for	1,178,032	505,730

	1,982,330	950,000

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self-generated operating cash flow.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:

See note 10 for the principal subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

(i)	Guangzhou Railway Group and its subsidiaries

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangdong Yangcheng Railway Enterprise Co., Ltd.	Subsidiary of the single largest shareholder
GRCL	Subsidiary of the single largest shareholder
GIDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Center	Subsidiary of the single largest shareholder
Changsha Railway Construction Company Limited	Subsidiary of the single largest shareholder
GSRC	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works Company Limited	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Huaihua Railway Engineer Construction Company	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Ganshao Railway Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder
Guangdong Yuetong Railway Logistics Company Limited	Subsidiary of the single largest shareholder
Sanmao Railway Company Xiaotangxi Freight Field Service Company	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Anmao Railway Consulting Construction Company Limited	Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder
Hunan Railway Lianchuang Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Northeast Freight Car Outer Winding Railway Co., Ltd.	Subsidiary of the single largest shareholder
Hunan Changtie Loading & Unloading Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Ruiwei Economy Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Surveying Co., Ltd.	Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

(ii)	Associates of the Group:

Associates of the Group
Tiecheng	Associate of the Group
Shentu	Associate of the Group

(iii)	Relationship with CSRG and other railway companies

On 14 March 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG (“Reform”). The Reform was completed since January 1, 2017 and the Company disclosed details of transactions undertaken with CSRG Group for both years of 2020 and 2019 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	1,861,543	2,060,518	2,345,512
Revenue collected by CSRG for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,357,512	1,563,191	1,332,346
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	736,492	812,470	842,350

	3,955,547	4,436,179	4,520,208

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	39,383	45,642	34,705

Services received and purchase made
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)	872,234	774,291	753,288
Cost settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	1,898,623	2,194,467	1,985,768

	2,770,857	2,968,758	2,739,056

Other services
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	451,976	441,719	297,809
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	555,048	623,433	722,487
Provision of construction services by Guangzhou Railway Group and its subsidiaries (v)	180,147	363,424	285,616

	1,187,171	1,428,576	1,305,912

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries (continued):

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amount determined under national railway engineering guidelines.

(vi)

The amount recognized in 2020 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB RMB292,603,000 (2019: RMB247,714,000).

(II)	Material transactions with CSRG and other railway companies

When the passenger trains and freight trains operated by the Group pass through rail lines owned by other railway companies controlled by the CSRG, the Group need to pay those companies for the services rendered (track usage, locomotive traction and electric catenaries service, etc.), and vice versa. The charge rate of such services are instructed by the CSRG and are collected and settled by the CSRG according to its central recording and settlement systems (see details in note 2.22).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CSRG and other railway companies (continued):

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CSRG Group:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to CSRG Group (i)	63,364	69,958	57,349
Revenue collected by CSRG for services provided to CSRG Group (ii)	2,527,897	2,479,015	2,105,206
Revenue from railway operation service provided to CSRG Group (iii)	2,012,880	2,392,333	2,214,460

	4,604,141	4,941,306	4,377,015

Other services
Provision of repairing services for cargo trucks to CSRG Group (ii)	337,432	370,990	436,955
Sales of materials and supplies to CSRG Group (iv)	9,099	8,330	—
Provision of apartment leasing services to CSRG Group (iv)	617	574	456
Others	—	—	887

	347,148	379,894	438,298

Services received and purchases made
Transportation related services
Provision of train transportation services by CSRG Group (i)	283,490	37,408	18,872
Cost settled by CSRG for services provided by CSRG Group (ii) (vi)	2,161,146	2,107,765	1,506,541

	2,444,636	2,145,173	1,525,413

Other services
Provision of repair and maintenance services by CSRG Group (iv)	9,440	29,066	28,928
Purchase of materials and supplies from CSRG Group (iv)	27,743	23,968	12,362
Provision of construction services by CSRG Group (v)	1,417	23,636	2,662

	38,600	76,670	43,952

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CSRG and other railway companies (continued):

(ii)	Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.

(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.

(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.

(v)	Based on construction amounts determined under national railway engineering guidelines.

(vi)

The amount recognized in 2020 does not include the payment of short term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB554,003,000 (2019: RMB436,323,000, the amount of 2018 has included such payment).

(III)	Revenues collected and settled through the CSRG:

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
- Passenger transportation	7,532,999	7,475,003	3,769,231
- Freight transportation	1,849,360	1,740,907	1,456,605
- Other transportation related services	78,935	74,870	24,048

	9,461,294	9,290,780	5,249,884

(IV)	Lease – as lessee:

In 2020, the depreciation expense of the right-of-use assets was RMB13,378,000 (2018: not applicable and 2019: RMB13,378,000), the interest expense of lease liabilities was RMB57,629,000 (2018: not applicable and 2019 RMB57,670,000), and the actual payment to Guangzhou Railway Group was RMB60,750,000 (2018: RMB58,490,000 and 2019: RMB59,620,000).

In addition, in 2020, the payment of short term leases related to the lease of passenger trains to Guangzhou Railway Group was RMB292,603,000 (2019: RMB247,714,000), the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB554,003,000 (2019: RMB436,323,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Key management compensation

The compensation paid or payable to key management for employee services is shown in note 43.

(e)	As at December 31, 2020 and 2019, the Group had the following material balances maintained with related parties:

(I)	Material balances with Guangzhou Railway Group and its subsidiaries:

	2019	2020
	RMB’000	RMB’000
Trade receivables	2,329,206	1,853,846
- Guangzhou Railway Group (i)	549,092	208,024
- Subsidiaries of Guangzhou Railway Group (i)	1,780,112	1,645,822
- Associates	2	—

Prepayments and other receivables	35,430	59,580
- Guangzhou Railway Group	4	431
- Subsidiaries of Guangzhou Railway Group	35,426	59,106
- Associates	—	43

Prepayments for fixed assets and construction-in-progress	4,021	—
- Subsidiaries of Guangzhou Railway Group (ii)	2,815	—
- Associates	1,206	—

Trade payables	672,849	1,243,372
- Guangzhou Railway Group (i)	99,696	85,076
- Subsidiaries of Guangzhou Railway Group (ii)	533,726	1,147,912
- Associates	39,427	10,384

Payables for fixed assets and construction-in-progress	467,745	876,031
- Guangzhou Railway Group	23,496	122,684
- Subsidiaries of Guangzhou Railway Group	201,353	376,569
- Associates	242,896	376,778

Contract liabilities	99	436
- Subsidiaries of Guangzhou Railway Group	99	341
- Associates	—	95

Accruals and other payables	450,534	443,754
- Guangzhou Railway Group	2,713	5,104
- Subsidiaries of Guangzhou Railway Group (iii)	447,821	429,442
- Associates (iv)	—	9,208

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts expressed in Renminbi unless otherwise stated)

41.	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at December 31, 2020 and 2019, the Group had the following material balances maintained with related parties (continued):

(I)	Material balances with Guangzhou Railway Group and its subsidiaries (continued):

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

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv)	The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.

As at December 31, 2020 and 2019, all the balances maintained with related parties were unsecured, non-interest bearing and were repayable on demand.

(II)	Material balances with CSRG Group:

	2019	2020
	RMB’000	RMB’000
Due from CSRG Group
- Trade receivables	1,148,352	1,101,951
- Other receivables	48,418	183,021

Due to CSRG Group
- Trade payables and payables for fixed assets and construction-in-progress	69,335	71,082
- Other payables	3,466	4,564

As at December 31, 2020 and 2019, all the balances maintained with CSRG Group were unsecured, non-interest bearing and were repayable on demand.