Form 20-F
period 2021-12-31
GUANGSHEN RAILWAY CO LTD
filed 2022-04-28
CIK 1012139

As filed with the Securities and Exchange Commission on April 28, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: American Depositary Shares, each representing 50
Class H ordinary shares, par value RMB 1.00 per share

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2021:

Domestic shares (A shares), par value RMB1.00 per share	5,652,237,000
H shares, par value RMB1.00 per share	1,431,300,000	*

*	Includes 56,505,700 H shares in the form of American Depositary Shares.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act.  ☐

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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

i

ii

Forward-Looking Statements
Certain information contained in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of words or phrases such as “is expected to”, “will”, “is anticipated”, “plan to”, “estimate”, “believe”, “may”, “intend”, “should” or similar expressions, or the negative forms of these words, phrases or expressions, or by discussions of strategy. Such statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results and those presently anticipated or projected. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include changes in the economic policy of the PRC government, changes in the Pearl River Delta economy and elsewhere in mainland China, increased competition from other means of transportation, delays in major development projects, occurrence of health epidemics, such as the ongoing
COVID-19
global pandemic, and political instability in Hong Kong or China, foreign currency fluctuations and other factors beyond our control.
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
Certain Terms and Conventions
Solely for the convenience of the reader, this annual report contains translations of amounts from RMB into U.S. dollars and vice versa at the rate of RMB6.3726 to US$1.00, the certified exchange rate for December 30, 2021 as published by the Federal Reserve Board of the United States, except where we specify that a different rate has been used. You should not construe these translations as representations that the RMB amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at that rate or at all.
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

•	“CSRG Group” means CSRG together with the subsidiaries transferred from MOR.

•	“EMU” means electric multiple unit, a multiple unit train consisting of self-propelled carriages.

•	“GMSR” means Guangmeishan Railway Limited Company.

•	“GRCL” means Guangmeishan Railway Company Limited.

•	“GRGC” means China Railway Guangzhou Group Co., Ltd., f/k/a Guangzhou Railway (Group) Company Limited, our largest shareholder.

•	“GSR” means Ganzhou-Shaoguan Railway Company Limited.

•	“GSRC” or “SR” means Guangdong Sanmao Railway Company Limited.

•	“GZR” means Guangzhou-Zhuhai Railway Company Limited.

•	“HKSE” means the Stock Exchange of Hong Kong Limited.

•	“HKSE Listing Rules” means the Rules Governing the Listing of Securities on the HKSE.

•	“Hong Kong” means The Hong Kong Special Administrative Region of the PRC.

•	“Hong Kong dollars” or “HKD” means Hong Kong dollars, the lawful currency of Hong Kong.

•	“Macau” means the Macau Special Administrative Region of the PRC.

•	“MOF” means the Ministry of Finance of the PRC.

•	“MOR” means the Ministry of Railways, which was dissolved by the First Session of the 12th National People’s Congress of PRC.

•	“MOT” means Ministry of Transport.

•	“MTR” means MTR Corporation Limited.

•	“NDRC” means the National Development and Reform Commission of the PRC.

•	“PBOC” means the People’s Bank of China.

•	“Pearl River Delta” means the area in and adjacent to the southern part of Guangdong Province, PRC, surrounding the mouth of the Pearl River and its lower reaches.

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

•	“SAMR” means the State Administration for Market Regulation of China.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“tonne” means metric ton; and one ton is approximately 2,205 pounds in weight.

•	“US$”, “USD” or “U.S. dollars” means U.S. dollars, the lawful currency of the United States.

•
“Yangcheng Railway Company” means Guangdong Yangcheng Railway Enterprise Co., Ltd., a wholly owned subsidiary of GRGC, or its predecessor, Guangzhou Railway Group Yangcheng Railway Enterprise Development Company.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
Selected Financial Data
The following selected consolidated data relating to our Consolidated Balance Sheets as of December 31, 2019, 2020 and 2021, and our Consolidated Comprehensive Income Statements and Consolidated Cash Flow Statements for each of the years ended December 31, 2019, 2020 and 2021 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with “Item 5. Operating And Financial Review And Prospects.” The Selected Consolidated Balance Sheets Data as of December 31, 2017 and 2018 and our Consolidated Comprehensive Income Statements and Consolidated Cash Flow Statements for each of the years ended December 31, 2017 and 2018 are derived from our audited consolidated financial statements that are not included in this annual report.

The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

	Year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	in thousands except for per share/ADS data)
Income Statement Data:
Revenue from Railroad and Related Business
- Passenger transportation	7,757,077	8,108,384	8,009,590	4,114,522	6,169,109	968,068
- Freight transportation	1,893,594	1,849,360	2,112,596	1,698,576	2,035,437	319,404
- Railway network usage and other transportation related services	7,644,230	8,865,635	9,903,382	9,572,330	10,814,585	1,697,045
Subtotal	17,294,901	18,823,379	20,025,568	15,385,428	19,019,131	2,984,517
Revenue from other businesses	1,036,521	1,004,639	1,152,783	963,938	1,187,026	186,270
Total revenue	18,331,422	19,828,018	21,178,351	16,349,366	20,206,157	3,170,787
Railroad and Related business operating expenses	(15,850,056)	(17,610,188)	(18,942,185)	(17,242,305)	(20,475,287)	(3,213,019)
Other businesses operating expenses	(1,082,531)	(1,048,025)	(1,134,229)	(944,485)	(1,099,355)	(172,513)
Other (losses)/gains-net	(48,477)	(108,613)	(29,096)	(3,841)	134,718	21,140
Operating profit/(loss)	1,350,358	1,062,253	1,072,841	(652,262)	(1,193,154)	(187,232)
Profit/(loss) attributable to equity holders of the Company	1,015,361	784,059	748,439	(557,876)	(973,119)	(152,704)
Operating profit/(loss) per share	0.19	0.15	0.15	(0.09)	(0.17)	(0.03)
Earnings/(losses) per share for profit attributable to equity holders of the Company
- Basic and diluted	0.14	0.11	0.11	(0.08)	(0.14)	(0.02)
Dividends declared per share	0.08	0.06	0.06	—	—	—
Earnings/(losses) per ADS for profit attributable to equity holders of the Company	7.17	5.53	5.28	(3.94)	(6.87)	(1.08)
Balance Sheet Data (at year end):
Working capital	892,911	(65,568)	226,893	(885,902)	(1,304,655)	(204,728)
Fixed assets-net	23,617,138	24,184,248	23,566,081	23,016,415	24,010,161	3,767,718
Leasehold land payments	1,980,278	1,924,496	—	—	—	—
Total assets	33,994,238	35,402,237	36,893,133	36,780,453	37,403,422	5,869,413
Equity attributable to equity holders of the Company	28,684,677	28,852,299	29,175,726	28,192,838	27,241,949	4,274,857
Share capital, issued and outstanding (domestic shares 5,652,237; H shares 1,431,300), RMB1.00 per value domestic shares	5,652,237	5,652,237	5,652,237	5,652,237	5,652,237	866,243
H shares	1,431,300	1,431,300	1,431,300	1,431,300	1,431,300	219,356
Cash Flow Statement Data:
Net cash generated from operating activities	2,634,839	3,261,421	2,395,245	1,336,173	1,002,468	157,309
Net cash used in investing activities	(2,264,647)	(2,113,132)	(2,087,032)	(927,513)	(926,112)	(145,327)
Net cash used in financing activities	(569,333)	(570,032)	(484,632)	(485,762)	(62,126)	(9,749)
Payment for acquisition of fixed assets and construction-in-progress and prepayment for fixed assets; net of related payables	(2,273,426)	(2,683,053)	(2,441,116)	(853,347)	(1,060,262)	(166,378)
Dividends paid to the Company’s shareholders	(569,333)	(566,683)	(425,012)	(425,012)	—	—
Other Data:
Railroad transportation operating income/(loss)	1,444,845	1,510,218	1,083,383	(1,856,877)	(1,456,156)	(228,502)
Other businesses operating (loss)/income	(46,010)	(4,537)	18,554	19,453	87,671	13,757

(1)
Translation of amounts from RMB into US$, for the convenience of the reader has been made at RMB6.3726 to US$1.00, the certified exchange rate for December 30, 2021 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate on December 31, 2021 or on any other date.

Dividends
The Company did not issue any dividend for the year ended December 31, 2021. Under the impact of the
COVID-19
pandemic, the Company faced great operating and financial pressure. Taking into consideration the current operating position of the Company and the capital requirements for maintaining the normal operation of the Company, the Board proposed not to make profit or dividend distribution or capitalize capital reserve into share capital for 2021. This proposal has been considered and approved at the eleventh meeting of the ninth session of the Board of the Company, and will be delivered to the annual general meeting of shareholders to be held in June 2022 (the “2021 Annual General Meeting”) for approval. The independent directors of the Company unanimously agree that the proposal is in compliance with the relevant regulatory rules and the Articles of Association, conforms to the Company’s current actual situation, will enhance the Company’s sustainable and stable development, and will not damage the interests of small and medium shareholders, and agree to submit the proposal to the Company’s 2021 Annual General Meeting for consideration.
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

A.	Reserved

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and our results of operations. For example, in August 2020, the NDRC approved plans for further improving the intercity rail system in the Greater Bay Area of southern China, and our Company was given a primary responsibility for developing the necessary infrastructure and connecting it with our existing network. In addition, the PRC government has been accelerating the transition of freight shipping from the road network to the rail network in order to reduce costs and pollution emissions and improve the transportation system generally, which is also expected to have a positive effect on our Company. However, these plans and policies may not be fully implemented, may not achieve the desired effects or may be impacted by other governmental policies and priorities in the future. Therefore, the expected positive impact on our Company may not be fully realized, which could have a material adverse impact on our operations and the value of our ADSs. In addition, if the focus of the PRC government shifts in terms of societal or economic priorities in the transportation sector, new policies could be enacted that could have a directly negative impact on our Company.
Since our largest shareholder, GRGC, and its actual controller, CSRG, are state-owned enterprises, the PRC government may adjust the operations of GRGC and/or CSRG at any time, both directly and indirectly through regulatory changes and increased enforcement of existing laws and regulations. Such adjustment could also take the form of managerial changes, or changes in strategic focus areas of our Company, any of which could materially affect our results of operations, financial condition or the strategic development of our Company.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.
In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Rules and regulations in China can also change quickly with little advance notice.
The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, we operate in the infrastructure and transportation sector, which is still highly subject to central planning initiatives, and certain changes in governmental policies from time to time may negatively affect our business and operations. Given the PRC government’s significant oversight and discretion over the conduct of our business through GRGC, the PRC government may substantially influence our operations in a variety of ways at any time, including through regulation of the prices of our services, allocation of railway lines, setting of industry safety, worker welfare, environmental and other standards, regulating or restricting imports of equipment we require, or regulating travel generally in the PRC, which could result in a material change in our operations and/or the value of our ADSs. For example, increasingly strict environmental standards could require us to phase out our remaining internal combustion engine trains before we originally planned. In addition, changing safety standards could require us to make additional investments in our safety systems and equipment, including overpasses, guardrails, signage and other systems, the costs of which may adversely impact the value of our ADSs. As another example, in 2016, the NDRC delegated its authority to set baseline ticket pricing standards for high-speed trains to CSRG. If CSRG increases or decreases the ticket prices for trains in our operation area, our revenue from railroad businesses will be affected accordingly. In April 2019, the PRC government lowered the value-added tax rate for railway transportation services from 10% to 9%, and CSRG lowered the baseline pricing standards for national railway transportation services. Accordingly, we lowered our transportation and ticket pricing. For further information on the ticket pricing, see “Item 4. Information On The Company – B. Business Overview – Pricing.” While we believe the PRC government weighs heavily factors such as continuity and economic and social stability when creating and implementing laws and policies, we cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations. For example, a shift in emphasis away from rail transportation towards other forms of passenger and freight transportation services, could have a direct, immediate and substantial negative impact on our business. Similarly, an increase in the cost of our fuel, which is also subject to governmental price-setting mechanisms, could significantly increase our costs. Any of these types of China-specific legal and regulatory risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Any future issuance of securities by our Company to foreign investors would be subject to review and approval of the CSRC, and the CSRC may refuse to grant such approval. Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. These additional restrictions may make it more difficult for us, as an infrastructure-related company, to obtain approval for any issuance of securities to foreign investors. While we have no current plan to issue securities for fund-raising purposes, if we did decide to do so, we may not be able to receive the required approvals in a timely manner or at all, which could adversely affect our access to funding and our business operations generally.

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
Since the subsidiaries and parent companies of the Company are all located in China, the transfer of cash and assets together with the distribution of profits and dividends also occur in China. The Company has distributed cash dividends for 24 consecutive years from its listing in 1996 to 2019 and has not encountered any regulatory obstacles in terms of cross-border cash transfer and foreign currency exchanges. Taking the 2019 dividend distribution for an example, the details of the cash dividend distribution process are as follows: (1) the cash dividends of the major shareholder of
A-shares,
GRGC, were paid in RMB directly and (2) the cash dividends of other shareholders of
A-shares
were paid via the Shanghai Branch of China Securities Depository in RMB after tax deduction, which were then distributed to each shareholder. The tax deduction of different categories of shareholders is as follows: (1) for resident enterprise shareholders (including institutional investors), the Company does not withhold the enterprise income tax, which shall be otherwise declared and paid by the shareholders themselves; (2) for natural person investors and funds, the Company does not withhold any tax and the individual income tax will be levied or exempted in proportion to the holding period as of when the shares are transferred after the share registration date; (3) for Qualified Foreign Institutional Investors and non-resident
enterprise investors, the Company withholds 10% of the enterprise income tax; and (4) for Hong Kong investors, the Company withholds 10% of the individual income tax.
The cash dividends of
H-share
shareholders shall be converted to Hong Kong dollars by the Company after tax deduction and paid in HK dollars to the specific dividend distribution account of the Company in Bank of China (Hong Kong) Trust Co., Ltd. based on the register of shareholders provided by Hong Kong Securities Registration Co., Ltd. The tax deduction of different categories of shareholders is as follows: (1) for individual shareholders of
H-shares,
the Company withholds 10% of the individual income tax, and (2) for non-individual
shareholders of
H-shares,
the Company withholds 10% of the enterprise income tax.
The cash dividends of ADS holders are distributed by the depository bank, JPMorgan, after its receipt of the cash dividends distributed in HK dollars and the conversion of them into US dollars.
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China.
We received substantially all of our revenues in RMB for the years ended December 31, 2020 and 2021. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends or other payments to our overseas shareholders or ADS holders, or otherwise satisfy our foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders or ADS holders, which could negatively impact the price of our ADSs.
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
The value of the RMB fluctuates and is subject to changes in market conditions as well as China’s political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates on the world financial markets. On July 21, 2005, the PRC government changed its decade-old
policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed floating band against a basket of certain foreign currencies. On April 14, 2012, the PRC government further allowed the floating band of RMB’s trading prices against the U.S. dollar to widen from 0.5% to 1% on each business day effective from April 2012, and further widened the floating band to 2% in March 2014. In recent years, the PBOC has been developing a mechanism for formulating the midpoint rate of the RMB. On August 11, 2015, it announced the implementation of the RMB exchange rate formation mechanism reform to allow the market to play a bigger role in exchange rate determination. On December 11, 2015, the China Foreign Exchange Trade System launched the RMB exchange-rate index, which strengthened the reference to a currency basket to better maintain the stability of the RMB exchange rate against the currencies in the basket. As a result, the RMB/USD central parity formation mechanism of “closing rate + exchange-rate movements of a basket of currencies” was developed. In June 2016, the Foreign Exchange Self-Disciplinary Mechanism was established, allowing financial institutions to play a more important role in maintaining orderly operations in the foreign-exchange market and in an environment for fair competition. In February 2017, the Foreign Exchange Self-Disciplinary Mechanism adjusted the reference period for the central parity against the currency basket from 24 hours ahead of submitting the quotes to 15 hours between the closing on the previous trading day and the submission of the quotes, which avoided repeated references to the daily movements of the USD exchange rate in the central parity of the following day. As a result, the PBOC guided the RMB weaker by lowering the midpoint rate to reflect the prevailing market rate, while emphasizing the use of the closing rate on the preceding day as a reference when deciding the midpoint rate. In the past few years, the exchange rate had been under market pressure to depreciate. PBOC had used up over U.S. $1 trillion of China’s foreign currency reserves to stabilize the currency. This depreciation halted in 2017, and the RMB appreciated against the U.S. dollar during this one-year
period. In 2018 and 2019, the RMB exchange rate against the U.S. dollar depreciated significantly, mainly due to changes in political and economic conditions, including trade friction between China and the U.S. In 2020, the RMB appreciated approximately 6.7% against the U.S. dollar and in 2021, the RMB appreciated approximately 2.3% against the U.S. dollar. We have certain U.S. dollar-denominated and HK dollar-denominated assets and the appreciation of RMB could result in a decrease of the value of these assets. For further information on our foreign exchange risks and certain exchange rates, see “Item 3. Key Information – A. Selected Financial Data” and “Item 11. Quantitative And Qualitative Disclosures About Market Risk – Currency Risks.” Although the RMB exchange rate against the U.S. dollar appreciated in 2021, we cannot assure you that any future movements in the exchange rate of RMB against the United States dollar or other foreign currencies will not adversely affect our results of operations and financial condition.
The differences with respect to the PRC legal system could limit the legal protections available to you.
As the PRC and the U.S. have different legal systems and the court decisions in China do not have binding force on subsequent cases, there are significant differences between the PRC legal system and the U.S. legal system. China has a civil law system based on written statutes, which, unlike common law systems, is a system in which decided judicial cases have little precedential value. Furthermore, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of litigation. In addition, enforcement of existing laws or contracts based on existing laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement within China. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.
Changes in laws and policy could negatively affect our business and operations. Conflicting regulatory requirements could also increase our compliance costs and subject us to regulatory scrutiny. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our region of operation and have a material and adverse effect on our business, results of operations, and/or the trading prices of our ADSs and/or other securities. Any restrictions imposed by the United States or other countries on capital flows into China or China-based companies may prevent potential investors from investing in us, and the trading prices and liquidity of our ADSs and/or other securities may suffer as a result.
In addition, our ability to issue new securities or otherwise continue to support liquidity in the trading of our outstanding securities is subject to regulation by the PRC central government. Foreign ownership of our Company or our ability to continue to issue new securities in the U.S. are subject to continued approvals of the PRC government, which could be revoked or changed at any time, and which consequently could cause the trading in our ADSs and other securities to become illiquid without notice and/or significantly and adversely impact their trading prices.

While the trend of legislation over recent decades has significantly enhanced the protection of foreign investment and allowed for more control by foreign parties of their investments in Chinese enterprises, there can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting China’s political, economic or social life, will not affect the PRC’s ability to continue to support and pursue these reforms. Such a shift or other significant changes in laws or regulations for whatever reason, could have a material adverse effect on the company business and prospects and could happen quickly with little or no advance notice.
In addition, because the PRC Company Law is different in certain important aspects from company laws in Hong Kong, the United States and other common law countries and regions and because the PRC laws and regulations dealing with business and economic matters, including PRC securities laws, are still evolving, you may not enjoy the same shareholder protections to which you may be entitled in Hong Kong, the United States or other jurisdictions.
Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.
As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•	Delay or impede our development,

•	Result in negative publicity or increase our operating costs,

•	Require significant management time and attention, and

•
Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products or services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our ADSs.
Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. For example, the enforcement of laws and rules and regulations in China can change quickly with little advance notice and there are risks that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We are subject to extensive and evolving legal system in the PRC, non-compliance
with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or be worthless.
PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. Recently, the PRC government is enhancing supervision over companies seeking listings overseas and some specific business or activities such as the use of variable interest entities and data security or anti-monopoly. The PRC government may adopt new measures that may affect our operations or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or be listed overseas.
In addition, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need of strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the State Council subsequently issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether done directly or indirectly, and whether an initial public offering or a follow-on
offering, must first be filed with the CSRC. The examination and determination of an indirect offering and listing would be conducted on a substance-over-form basis, and an offering and listing would be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC. The issuer or its affiliated PRC entity, as the case may be, would be required to file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. In particular, the issuer would need to submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after the completion of the follow-on
offering. Failure to comply with the filing requirements could result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and permits and fines for the controlling shareholder and other responsible persons. These draft measures also set forth regulatory prohibitions on overseas offerings and listings by PRC enterprises in certain circumstances.
As of the date of this annual report, both CSRC rules are still in draft form and have not come into effect. Upon finalization of the rules and their coming into effect, we could be required to complete the filing with the CSRC in order to pursue a future follow-on
offering, if any. We thus cannot assure you that we will remain fully compliant with all new regulatory requirements or any future implementation rules on a timely basis, or at all. In addition, as an infrastructure-related company in the railway industry, it is possible that the PRC government could impose limits on companies in our sector. If this were to occur, we may be required to cancel our ADSs and otherwise restrict foreign ownership, which would likely have a significant negative impact on the value of our ADSs and our shares generally.
There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing will be further amended, revised or updated, and what their timetable for implementation and final content will be. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures did not provide for detailed requirements of the substance and form of the filing documents. In a Q&A document released on the CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on
financing and other financing activities. As for the filings for other listed companies, the regulator would grant adequate transition periods and apply separate arrangements. Given the substantial uncertainties surrounding the draft CSRC filing requirements, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that filing and approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can obtain such approval or complete such filing procedures and how long it may take. Furthermore, any such approval or filing could be subsequently rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or complete the required filings or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
Since it remains unclear how the Opinions will be interpreted, amended and implemented by the relevant PRC governmental authorities, it remains uncertain how PRC governmental authorities will regulate overseas listings in general and whether we are required to obtain any specific regulatory approvals for our offshore offerings. If the PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Possible future actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and could cause the value of our securities to significantly decline, possibly even to zero.
Any failure or perceived failure by us to comply with the PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The PRC anti-monopoly enforcement agencies have strengthened enforcement under the PRC Anti-Monopoly Law in recent years. On December 28, 2018, the SAMR, issued the Notice on Anti-monopoly Enforcement Authorization, pursuant to which its province-level branches are authorized to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the Anti-Monopoly Commission of the State Council issued the Anti-monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks.

On October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of the business operators to “no more than ten percent of its last year’s sales revenue if the concentration of the business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transactions where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. The strengthened enforcement of the Anti-Monopoly Law could result in investigations on our acquisition transactions conducted in the past and make our acquisition transactions in the future more difficult due to the prior filing requirement. The PRC anti-monopoly laws may increase our compliance burden, particularly in the context of relevant PRC authorities recently strengthening supervision and enforcement of the Anti- Monopoly Law. Given that we do not hold a dominant market position in the relevant markets and we have not entered into any monopolistic agreement, we are in compliance with the currently effective PRC anti-monopoly laws in all material aspects; however, if the PRC regulatory authorities identify any of our activities as monopolistic under the PRC Anti-Monopoly Law or identify us as holding a dominant market position or of abusing such dominant position, we may be subject to other investigations and administrative penalties, such as termination of monopolistic acts and confiscation of illegal gains. There are significant uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the enactment timetable, final content, interpretation and implementation of the amended Anti-Monopoly Law. If it is enacted as proposed, it will be more difficult to complete an acquisition transaction. It may also be costly for us to adjust our business practices in order to comply with these evolving laws, regulations, rules, guidelines and implementations. Any non-compliance
or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, lead to negative publicity, liabilities or administrative penalties, and thereby may materially and adversely affect our financial condition, results of operations and business prospects. If we are required to take any rectifying or remedial measures or are subject to any penalties, our reputation and business operations may be materially and adversely affected.
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
The revenue or charges for certain long-distance passenger train and freight transportation businesses are ultimately determined by China State Railway Group Co., Ltd. in accordance with the unified settlement rules.
As described in “Item 7. Major Shareholders And Related Party Transactions – B Related Party Transactions” and Note 40 to our audited consolidated financial statements included elsewhere in the annual report, due to the fact that the railway business is centrally managed by CSRG within the PRC, we work in cooperation with CSRG and other railway companies controlled by CSRG for the operation of certain long-distance passenger train and freight transportation businesses within the PRC. The revenue generated from these long-distance passenger and freight transportation businesses is collected and settled by the CSRG according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also settled by the CSRG based on its systems. Although we can, to a certain extent, calculate the revenue and charges settled by the CSRG based on our own data and information, the amount of settlement is ultimately determined by the CSRG. Such amounts may differ from our own calculations.
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

Railroad transportation services and railway infrastructure and transportation generally are considered key parts of China’s comprehensive transportation system. Furthermore, railway passenger transportation is one of the most common and popular modes of transportation in China. Because it is critical to ensure the safety of railway passengers, any material changes to the Company or its operations may need to be approved by the relevant government departments-in-charge of transportation, state-owned assets management and foreign investment management in accordance with relevant Chinese laws and regulations. Furthermore, any actions that have the potential, or may be perceived, to weaken the industry or the operations of any of its major operators, including the Company, would similarly require high-level approvals, Such actions might include the transfer of significant amounts of money, capital or other assets out of China or entering into business transactions with non-Chinese
parties, such as for the provision of key equipment or supplies for the Company, or acquisition of the shares or capital of such non-Chinese
parties. Such approvals may not be possible to obtain, or could take significant amounts of time or effort to obtain, which could limit our ability to take such actions. It could also cause other non-Chinese
parties to refrain from attempting to enter into such business arrangements with us, which could hamper our growth or development. Any of these consequences could also have a negative impact on the value of our ADSs.
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
CSRG, which was established as a wholly state-owned enterprise on March 14, 2013 to perform the corporate functions formerly performed by the Ministry of Railways, owns 100% of shares of GRGC as its actual controller. GRGC in turn owns 37.1% of shares of our Company. Although CSRG is a state-owned enterprise, the Chinese government does not generally directly interfere with our operations through political orders or otherwise. Nonetheless, our strategic direction and the value of our securities are affected by the decisions and votes of our shareholders, including GRGC, and the Chinese government may exert its influence through the shareholder votes cast by GRGC at our shareholder meetings.
Even though GRGC owns less than a majority of the shares of our Company, it can still exert significant influence over our Company as our largest shareholder under the terms of our Company’s corporate governance structure. The structure of our Company’s corporate governance consists of the general meeting of shareholders, the board of directors, the board of supervisors, and the management team. As the largest shareholder of the Company, GRGC exercises its shareholder rights according to its shareholding percentage and controls the Company through the general meeting of shareholders. As a result, GRGC could potentially elect the majority of the board of directors of the Company and otherwise be able to control us. GRGC also has sufficient voting control to effect or withhold transactions without the concurrence of our minority shareholders, for example, if GRGC votes against certain important proposals of the Company, it may affect the operation and the value of the securities of the Company. As our largest shareholder, GRGC has the ability to exercise a controlling influence over our business and affairs, including, but not limited to, decisions with respect to:

•	mergers, acquisition, other business combinations or disposition of assets;

•	issuance of any additional shares or other equity securities;

•	the timing and amount of dividend payments; and

•	the strategic development of our Company.

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
It may be difficult or impossible for you to bring an action against us or against our directors and executive officers in China, and foreign judgments obtained against us or our directors and executive officers by our shareholders may not be enforceable in China.
We are incorporated in China and conduct all of our operations in China. In addition, all of our executive officers and directors reside in China and most or all of the assets of these persons are in China. As a result, it may not be possible to effect service of process within or outside the United States upon our executive officers and directors, including with respect to matters arising from the U.S. federal securities laws, applicable state securities laws or otherwise.
Our corporate affairs are governed by our memorandum and articles of association and by the Company Law of the PRC. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of China. In addition,
PRC-incorporated
companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
Therefore, it may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in China in the event that you believe that your rights have been infringed upon under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of China may not permit you to enforce a judgment obtained from a foreign court or tribunal against our assets or the assets of our directors and executive officers.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our executive officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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
Recent events, including the recent potential changes in international policies of the United States, United Kingdom’s vote to exit the European Union, the outbreak of the
COVID-19
pandemic and the ongoing war in Ukraine, caused more volatility and a steep and abrupt downturn to the global financial markets and created a level of uncertainty for multi-national companies. The on-going
war in Ukraine is disrupting global supply chains and could result in government-mandated and voluntary restrictions on the transportation of goods and would therefore negatively affect the global economy. Such volatility and downturn may continue as the
COVID-19
pandemic continues to spread. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide, particularly for the transportation industry. These issues, along with significant write-offs in the financial services sector, the repricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. Economic conditions may also adversely affect the market price of our securities.
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
The outbreak of the
COVID-19
pandemic, a virus causing potentially deadly respiratory tract infections originating in China, has already caused severe global disruptions and negatively affected economic conditions regionally as well as globally and otherwise impacted our operations and the operations of our customers and suppliers. Governments in affected countries, including Chinese government, have imposed travel bans, quarantines and other emergency public health measures. These restrictions, and future prevention and mitigation measures, had an adverse impact on global economic conditions. In addition, the Omicron variant and the Delta variant of
COVID-19
have begun to spread rapidly over the world in 2021 and affected our business, as well as our passengers. As a result of the
COVID-19
pandemic, the Company has experienced the suspension of services at various stations due to closed borders, locked-down cities, and other similar preventative measures that have significantly reduced our passenger volume in 2021 resulting in a substantial drop in revenue from passenger transportation, an increase in costs incurred by the epidemic prevention measures we have taken, and we expect the settlement periods for recovering our trade receivables will be longer which may subject us to higher credit risk. In 2021, the passenger traffic volume of railways nationwide has increased to 2.53 billion people throughout the year, representing a year-on-year
increase of 16.8%; meanwhile our railway passenger volume had been recovering gradually since March 2020 as the
COVID-19
pandemic was effectively controlled in China and enterprises gradually resumed operation and production, and nationwide railways actively adopted the operating strategies to support the railway industry in China, uncertainties regarding the resurgence of the
COVID-19
pandemic in China and the economic impact of the
COVID-19
pandemic outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

Risks Associated with Industry Dynamics and Competition
We face competition, which may adversely affect our business growth and results of operations.
Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. In our passenger transportation business, we compete with the bus and ferry services operating within Hong Kong, Guangzhou, Shenzhen and elsewhere in our service region. We compete for passengers with bus and ferry services in terms of price, speed, comfort, reliability, convenience, service quality, frequency of service and safety. In our freight transportation business, we primarily compete with water, truck and air transportation services operating within our service region. We increasingly compete for freight business with truck operators, shipping companies and airline companies on the basis of price, reliability, capacity, convenience, service quality, and safety. The implementation of the toll-free policy on national toll roads during holidays and special periods in China made road transport more cost-competitive than rail transport during those periods. In addition, the intercity traffic system is gradually expanding within the Pearl River Delta region and there are a number of new high-speed intercity passenger rail lines in operation or under construction within our service territory. As a result, the competition in both passenger and freight transportation in our service territory could increase significantly.
We expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens. In July 2016, the NDRC, MOT and CSRG jointly approved the construction of an “eight horizontal and eight vertical” high- speed railway network to connect major populous and industry-intensive cities in China. With the establishment of the “eight horizontal and eight vertical” high-speed railway network and the Pearl River Delta Intercity railway network, the number of high-speed trains and intercity trains connecting the Pearl River Delta and other major mainland cities is increasing. The Jiangmen-Maoming section of the
Shenzhen-Maomong
Railway commenced operation in July 2018, the
Shenzhen-Hongkong
section of the
Guangzhou-Shenzhen-Hongkong
high-speed railway commenced operation in September 2018, the
Meizhou-Shantou
passenger line commenced operation in October 2019, the
Guangzhou-Dongguan-Shenzhen
Intercity passenger line commenced operation in December 2019, the Huadu-Qingcheng section of the
Guangzhou-Qingcheng
Intercity passenger line, the Huadu-Baiyun Airport North of Guangzhou East Ring Intercity passenger line commenced operation in November 2020 and the
Ganzhou-Shenzhen
high-speed railway commenced operation in December 2021. Although we commenced the operation of more cross-network EMUs between Guangzhou East-Chaozhou/Shantou/Xiamen and adjusted the actual operational chart of such EMUs according to the actual passenger flow, we may experience a decrease in the number of passengers using our
Guangzhou-Shenzhen
intercity train and long-distance train services in the future, which could materially and adversely affect our revenue from railway passenger transportation services. Furthermore, improvements in the high-speed railway network in China may further increase the competition we face and materially and adversely affect our revenue and results of operations. We believe that the entry barrier to the industry will decrease, investors in the industry will become more diversified and the State’s high-speed railway network with Four East-West Lines and Four South-North Lines and numerous intercity railways will complete construction and commence operation, leading to increased competition within the industry itself.
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
Significant increases in the cost of electricity could increase the costs of our passenger and freight transportation. The electricity we use, including electricity used for our lines, is supplied through various entities under control of China Southern Power Grid Company Limited on normal commercial terms. Any increase in the cost of electricity in Guangdong could increase our railway operating expenses. In 2019, 2020 and 2021, we paid approximately RMB498.6 million, RMB372.0 million and RMB427.0 million, respectively, in electricity charges. Significant increases in electricity prices could have a material adverse effect on our financial condition and results of operations.
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
The investment in the construction of railway-related fixed assets during the 13th Five-Year Plan (from 2016 to 2020) achieved a record of RMB3.99 trillion and 4208 km of new railways has been built in 2021. However, we cannot assure you that there will not be any significant changes with regard to the actual amount the CSRG will invest in the railway industry in the future. As the railway industry is heavily reliant on capital expenditures on infrastructure construction, the reduced investment in infrastructure construction may have material adverse impact on our future development and results of operations. In addition, to ensure the safe operation of high-speed railway transportation, the CSRG also set speed limits on certain high-speed railways. Corresponding with the reduced speed limits, the ticket fare of the affected high-speed railways may be reduced. Although the speed limits do not affect the railways we operate, we cannot assure you that the future policies of the PRC government authorities in relation to railway speed limits will not affect us.
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

Risks Associated with Regulatory Compliance
We could incur significant costs for violations of applicable environmental laws and regulations.
Our railroad operations and real estate ownership are subject to extensive national and local environmental laws and regulations concerning, among other things, gaseous emissions, wastewater discharge, disposal of solid waste and noise control. In particular, our Guangzhou locomotive maintenance depot has been identified as key pollutant discharge units by the PRC government’s environmental protection departments in 2020. In addition, environmental liabilities may arise from claims asserted by adjacent landowners or other third parties. As of December 31, 2021, we had not incurred any such liabilities and therefore, had not made any provision for such liabilities. We may also be required to incur significant expenses to remediate any violation of applicable environmental laws and regulations. In 2021, our environmental protection-related expenses for the key pollutant discharge units were approximately RMB6.72 million, mainly related to the maintenance of our environmental protection equipment. In the event any of our other depots or operations are identified as key pollutant discharge units by the PRC governments in the future, we will likely incur additional liabilities and expenses associated therewith.
We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.
The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. Although we have concluded that we maintained effective internal control over financial reporting for each of the years ended December 31, 2019, 2020 and 2021, we may not be able to conclude in future years that we have effective internal control over financial reporting, in accordance with the Sarbanes-Oxley Act of 2002. See “Item 15. Controls And Procedures.”
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
If we experience any equipment failures, delays, temporary cancellations of schedules, collisions and derailments, or any deterioration in the performance or quality of any of our services, it could result in personal injuries, damage of goods, customer claims of damages, customer refunds and loss of goodwill. These problems may lead to decreases in customers and revenue, damage to our reputation, unexpected expenses, loss of passengers and freight customers, incurrence of significant warranty and repair costs, diversion of our attention from our transportation service efforts or strained customer relations, any one of which could materially adversely affect our business. For example, on July 23, 2011, two high-speed trains collided on the Yongtaiwen railway line in the suburbs of Wenzhou, Zhejiang Province, China. 40 people were killed and 172 people were injured in this accident. Although we believe we have maintained effective safety measures and there has been no such collision accidents on railway lines operated by us since our inception, we cannot assure you that similar accidents will not occur on our railway lines in the future. The occurrence of any such accident could have a material adverse impact on us.

Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity-related regulations and cybersecurity review as well as any impact these may have on our business operations.
We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations may vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.
We obtain certain limited personal information and other data regarding customers and employees through about various aspects of our operations. The integrity and protection of our customers, employees and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.
The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China (“CAC”), Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.
In November 2016, the Standing Committee promulgated the Cyber Security Law of the PRC, or the CSL, which took effect on June 1, 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down of websites, and revocation of business licenses or relevant permits. In April 2020, the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020.
On August 20, 2021, the Standing Committee promulgated the Personal Information Protection Law, which integrates the various rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. We have limited interactions with individual customers, which means our potential access or exposure to customers’ personal information is limited.
CAC, together with 12 other government agencies issued the revised version of the Cybersecurity Review Measures 2020 (“the New Measures”) on December 28, 2021. The New Measures became effective on February 15, 2022 and replaced the Cybersecurity Review Measures 2020. The New Measures provide that critical information infrastructure operators (“CIIOs”) that purchase network products and services and network platform operators that carry out data processing activities should apply for cybersecurity review if national security will or may be affected. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this response annual report, we have not been subject to any investigations relating to cybersecurity made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect.
We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review or other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, if at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our websites, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Our Shareholders
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
Accordingly, our last day of trading on the NYSE was on November 26, 2020, the last trading day prior to the effectiveness of the Form 25. Our ADSs are currently traded as Pink Sheets on the over-the-counter
market (the “OTC Market”) and our ticker symbol was changed from GSH to GNGYF.
The delisting of our shares from the NYSE could negatively impact us because it could: (i) reduce the liquidity and market price of our ADSs, (ii) reduce the number of investors willing to hold or acquire our ADSs, which could negatively impact our ability to raise equity financing, (iii) limit our ability offer and sell freely tradable securities, including under U.S. state securities laws, thereby preventing us from accessing the public capital markets in the U.S. and (iv) impair our ability to provide equity incentives to our employees. Trading on the OTC Market may be volatile and sporadic, which could depress the market price of our ADSs and make it difficult for our shareholders to resell their ADSs.
Selling our ADSs on the OTC Market could be more difficult because smaller quantities of ADSs would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ADSs, further limiting the liquidity of our ADSs. As a result, the market price of our ADSs may be depressed, and as a result it may be more difficult to sell our ADSs. Such delisting from the NYSE and potential declines in our stock price could also greatly impair our ability to raise additional necessary capital through equity or debt financing in the United States if needed in the future.
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
of the Exchange Act on our website,
www.gsrc.com
. We will also continue to comply with our financial reporting and other obligations as a listed-issuer on The Stock Exchange of Hong Kong Limited.
Risks Associated with Chinese Accounting Firms
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors of our ordinary shares and ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors of our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national laws (China’s national laws in particular), the HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the U.S. Accordingly, under the current law this could happen in 2024.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our ADSs will not be permitted for trading
“over-the-counter”,
which would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, it would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our ADSs are prohibited from trading in the over-the-counter
market in the U.S. there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S.
While we voluntarily delisted our ADSs from the NYSE in November 2020, our shares may be prohibited from being traded in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens, there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA. The potential enactment of the AHFCAA would decrease the number of non-inspection
years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter
trading. If this bill were enacted, our ADSs could be prohibited from over-the-counter
trading in the U.S. in 2023.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction of the auditor have a controlling financial interest in the issuer, and the name of each official of the Chinese Communist Party who is a member of the board of the issuer. The Final Amendments also establish procedures the SEC will follow in identifying an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. While we understand that there have been communications among the CSRC, the SEC and the PCAOB regarding the potential for inspection of PCAOB-registered accounting firms in China, we and our auditors still may not be able to comply with the requirements imposed by the HFCAA or the AHFCAA. The market prices of our ADSs and ordinary shares could be adversely affected as a result of anticipated negative impact of the HFCAA or the AHFCAA upon, as well as negative investor sentiment towards, China-based companies, such as our Company, whose securities are traded in the U.S., regardless of their actual operating performance.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report relaying to the SEC its determinations that the board is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong, including our auditor, PricewaterhouseCoopers Zhong Tian LLP. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F. On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing
Pre-Eminence
in Technology and Economic Strength (the “America Competes Act”) of 2022 which includes the same proposed amendments as the AHFCAA passed by the Senate. The America Competes Act, however, includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate would need to agree on amendments to these respective bills to align their content and pass their amended bills before the President would be able to sign them into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act, the AHFCAA and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign the bill to make the amendment into law, if at all.
In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. As of April 12, 2022, 23 China-based companies had been identified by SEC and were given 15 business days to respond. The identification occurred after these companies had filed their annual reports to the SEC and their share prices subsequently decreased. As such, it is likely that we will be added to the HFCAA list by the SEC after the filing of our annual report, and the value of our ADSs may be materially adversely affected.
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

A.	History and Development of the Company Overview
We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is
广深铁路股份有限公司
, and its English translation is Guangshen Railway Company Limited. Our registered office is located at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, The People’s Republic of China, 518010. Our telephone number is
(86-755)
2558-8150 and our fax number is
(86-755)
2559-1480.
In May 1996, our H shares (stock code: 00525) were listed on the HKSE and our American Depositary Shares, or ADSs (ticker symbol: GSH), were listed on the NYSE. Our A shares (stock code: 601333) were listed on the Shanghai Stock Exchange in December 2006. From November 26, 2020, our ADSs were delisted from the NYSE and were traded on the OTC Market with ticker symbol changed from GSH to GNGYF. We are currently the only PRC railway enterprise with shares concurrently listed in Shanghai, Hong Kong and the United States.

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
We have extended our passenger and freight transportation business to include railway operation services with the commencement of Wuhan- Guangzhou Passenger Railway Line in December 2009. As of the date of this annual report, we have provided such services to Wuhan-Guangzhou Passenger Railway Line Co., Ltd., Guangdong Guangzhu Intercity Rail Transportation Company Limited,
Guangzhou-Shenzhen-Hong
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
In 2021, our operations, especially the passenger transportation business, continued to be impacted by the
COVID-19
pandemic, although to a lesser degree than 2020, and we recorded a passenger delivery volume of 40,778,226 people, representing a year-on-year
decline of 4.84%, while our freight delivery volume amounted to 18,836,519 tonnes, representing a year-on-year
increase of 15.75%. Additionally, we recorded an operating revenue of RMB20.21 billion, representing a year-on-year
increase of 23.6%; consolidated loss attributable to shareholders amounted to RMB973.12 million, representing a year-on-year
decline of 74.4%; and our basic losses per share amounted to RMB0.14.
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
We completed our initial public offering of class H ordinary shares, or H shares, and our American depositary shares, or ADSs, in May 1996. In that offering, we issued a total of 1,431,300,000 H shares, par value RMB1.00 per share. Our H shares are listed for trading on the HKSE and our American depositary shares, or ADSs, each representing 50 H shares, are currently traded as Pink Sheets on the OTC Market.
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
As of March 31, 2022, we had 48 stations situated on our rail lines, providing passenger and freight transportation services for cities, towns and ports situated along the
Shenzhen-Guangzhou-Pingshi
corridors and Hong Kong Through Train passenger service, which we serve in conjunction with the MTR. We also provide railway operation services to other Chinese domestic railway companies.
The
Shenzhen-Guangzhou-Pingshi
railroad is an integral component of the PRC national railway network, and provides nationwide access to passenger and freight traffic from southern China to other regions of mainland China as described below:
Northbound
. At Pingshi, our rail line connects with the Beijing-Guangzhou line, which is one of the major trunk lines linking southern China with Beijing and northern China. Another trunk line connecting northern and southern China, the Beijing-Hong Kong rail line, includes the section of our line from Dongguan to Shenzhen.
Southbound
. Our line connects at Shenzhen with the rail line owned by the MTR that runs to Kowloon, Hong Kong.
Westbound
. Our line connects with the
Guangzhou-Maoming
rail line operated by GSRC, a company in which GRGC holds a 49.1% equity interest, which runs through the western part of Guangdong Province, connecting with other rail lines that continue on into the Guangxi Zhuang Autonomous Region, which provides access to southwestern China. Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway commenced operation on December 26, 2014, and are connected with our line at Guangzhou Station, and Guangzhou and Guilin North. Nanning- Guangzhou Railway is owned by Nanning-Guangzhou Railway Company Limited, a subsidiary of Nanning Railway Bureau of CSRG. Guiyang- Guangzhou Railway is owned by Guiyang-Guangzhou Railway Company Limited, a subsidiary of Chengdu Railway Bureau of CSRG. We provide the operational services to Nanning-Guangzhou Railway and Guiyang-Guangzhou Railway. Our line also connects with
Guangzhou-Foshan-Zhaoqing
Intercity Railway, in which Guangdong Provincial Railway Construction Investment Group Co., Ltd. and CSRG jointly invested.
Eastbound
. Our line connects with the
Guangzhou-Meizhou-Shantou
rail line, Xiamen-Shenzhen rail line and
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
Guangzhou-Dongguan-Shenzhen
Intercity passenger line, which is mainly invested by Guangdong Provincial Railway Construction Investment Group Co., Ltd, connects with Guangzhou East to Xintang section of our rail line. At Pinghu, our rail line connects with two local rail lines: one of them, Pingnan Railway, principally serves three ports located in western Shenzhen—Shekou, Chiwan and Mawan, which is under renovation and expansion to add passenger transport and sea-railway
cargo transport capabilities—and the other, Pingyan Railway, serves Yantian port, an international deep-water port located in eastern Shenzhen. At the Huangpu and Xiayuan stations in Guangzhou, our line connects with Huangpu port and Xinsha port. Our rail line also connects with certain industrial districts, commercial districts and the facilities of many of our customers through spur lines, which are rail lines running off the main line that are used and typically financed by a freight customer or a group of freight customers and maintained by us for a fee. We believe that the customers connected to these spur lines and customers with goods that must be shipped through these regional ports are likely to use our services on a long-term basis.

Capital Expenditure
Our capital expenditure includes payments for acquisition of fixed assets and construction-in-progress,
and prepayments for fixed assets, net of related payables. In 2019, 2020 and 2021, our total capital expenditures were RMB2,441.1 million, RMB853.3 million and RMB1060.3 million, respectively.
For more information concerning the Company’s principal capital expenditure and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 5. Operating And Financial Review And Prospects – B. Liquidity and Capital Resources.”
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, see
https://www.sec.gov/
.

B.	Business Overview
Business Operations
Our principal businesses are railroad passenger transportation, freight transportation, railway network usage and other transportation-related services, which collectively generated 94.1% of our total revenue in 2021. The remaining 5.9% of our total revenue in 2021 mainly consisted of on-board
catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation.
The table below summarizes our railroad and related business revenue and traffic volume for the periods indicated:

	Year ended December 31,
	2017	2018	2019	2020	2021
Passenger Transportation
Total passenger transportation revenue (RMB millions)	7,757.08	8,108.38	8,009.59	4,114.52	6,169.11
Total passengers (millions)	85.13	89.35	85.13	42.85	40.78
Total passenger-kilometers (millions)	25,528.73	25,497.28	24,058.23	12,931.16	12,053.94
Revenue per passenger-kilometer (RMB) (1)	0.34	0.32	0.33	0.32	0.51
Freight Transportation
Total freight transportation revenue (RMB millions)	1,893.59	1,849.36	2,112.60	1,698.58	2,035.44
- Revenues from freight charges (RMB millions) (2)	1,741.97	1,609.69	1,740.91	1,456.61	1,701.85
- Other revenues from freight transportation (RMB millions)	151.62	239.67	371.69	241.98	333.59
Outbound freight volume - tonnes (millions)	15.86	15.71	16.24	16.27	18.84
Revenue per tonne (RMB) (3)	109.83	102.46	107.20	89.53	90.33
Full-distance volume of outbound freight traffic, or tonne-kilometers (millions) (4)	10,700.48	134,417.00	149,982.69	131,865.78	149,734.69
Revenue per tonne-kilometer (RMB) (5)	0.18	0.014	0.014	0.013	0.014
Railway Network Usage and Other Transportation Related Services (RMB millions)	7,644.23	8,865.64	9,903.38	9,572.33	10,814.59

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

Passenger Transportation
Passenger transportation accounted for 30.5% of our total revenue and 32.4% of our revenue from railway businesses in 2021. Our passenger train services can be categorized as follows:

•	transportation business of Guangzhou-Shenzhen intercity express trains;

•	long-distance trains;

•	Through Trains in Hong Kong; and

•	Other revenue from passenger transportation.
As of December 31, 2021, there were a total of 240 pairs of passenger trains in our operation area according to the then train schedule (each pair of trains meaning trains making one round-trip between two points), of which:

•	90 pairs of intercity high-speed passenger trains between Guangzhou and Shenzhen (including 15 pairs of Guangzhou East to the Chaozhou-Shantou and Meizhou cross-network EMU trains);

•
9 pairs of Hong Kong Through Trains, the operation of which has been suspended due to the shutdown of Hong Kong boarder by the Hong Kong government as a result of the
COVID-19
pandemic since January 30, 2020; and

•	141 pairs of long-distance trains. Long-distance trains included long-distance passenger trains operated by us between the following departure and terminal stations during 2021:

Departure/Terminal Station	Terminal/Departure Station
Guangzhou	Beijing West, Nanjing, Shanghai South, Dazhou, Wuchang, Yantai, Wenzhou, Zhangjiajie West, Xinyi, Jingdezhen North, Maoming

Guangzhou East	Beijing West, Xiamen North, Meizhou, Shantou

Shenzhen	Shanghai South, Urumqi, Qingdao, Luoyang, Meizhou

Shenzhen East	Chengdu East, Zhangjiajie West, Guiyang

Dongguan East	Chengdu, Hefei, Lanzhou West, Huizhou

Shantou	Wuchang

Huizhou	Dazhou, Wuchang, Wanzhou

Sanya	Beijing West
Long-distance trains also included domestic long-distance trains that are operated by other operators but originate or terminate on, or pass through, our railroad.
The table below sets out passenger transportation revenue and volumes for our Hong Kong Through Trains and domestic trains for each of the periods indicated:

	Total Passenger
	Transportation Revenue (million RMB yuan)			Total Passengers (million people)			Revenue per Passenger
	2019	2020	2021	2019	2020	2021	2019	2020	2021
Guangzhou-Shenzhen Trains	3,102.0	1,648.6	1,897.0	40.0	18.1	17.4	77.6	91.1	109.0
Hong Kong Through Trains	261.2	14.5	0	1.9	0.1	0	137.5	145.3	0
Long-distance Trains (1)	4,111.8	2,106.1	3,878.5	43.2	24.6	23.4	N/A	N/A	N/A
Other Revenues from Passenger Transportation	534.6	345.3	393.6	—	—	—	—	—	—
Combined passenger operations	8,009.6	4,114.5	6,169.1	85.1	42.8	40.8	N/A	N/A	N/A

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

Guangzhou-Shenzhen
Trains
. In 2021, our passenger transportation services on the trains between Guangzhou and Shenzhen, the Guangzhou East-Chaoshan cross-network EMU trains and other inter-city trains accounted for 30.8% of our railroad passenger transportation revenue. As of December 31, 2021, we operated 90 pairs of intercity CRH passenger trains between Guangzhou and Shenzhen. Such CRH passenger trains are capable of running at a top speed of 200 kilometers per hour. The number of passengers traveling on our
Guangzhou-Shenzhen
trains decreased by 3.9% from 18.1 million in 2020 to 17.4 million in 2021. The revenue from our
Guangzhou-Shenzhen
trains increased by 15.1% from RMB 1648.6 million in 2020 to RMB 1897.0 million in 2021. The increase in revenue of
Guangzhou-Shenzhen
trains was primarily due to the operation of 9 pairs of inter-city trains in the section between Guangzhou South Station (Foshan West Station) and Yangjiang since April 1, 2021, which has increased the revenue of inter-city trains.
Hong Kong Through Trains
. In 2021, our passenger transportation services on Hong Kong through trains were suspended and therefore, there were no passengers taking our Hong Kong Through Trains and no revenue generated from it. The operations of the Hong Kong Through Trains have been entirely suspended since January 30, 2020, when the government of Hong Kong announced the suspension of services of Hung Hom Station as a result of the
COVID-19
pandemic.
Before the suspension in 2020, we operate jointly with the MTR with altogether 9 pairs of Hong Kong Through Trains. The MTR is responsible for the operation of 3 pairs of Canton-Kowloon Through Trains while we are responsible for the remaining 6 pairs of Hong Kong Through Trains. In addition, we also provide railway network usage services to MTR for the Hong Kong Through Trains it operates in the section between Shenzhen Station and Guangzhou East Station. Revenue from these Hong Kong Through Trains on the
Guangzhou-Hong
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
In 2021, the volume of passengers who traveled on the Hong Kong Through Trains decreased by 100% from 0.1 million in 2020 to zero in 2021. The revenue from Hong Kong Through Trains decreased by 100% from RMB14.5 million in 2020 to zero in 2021. This decrease in passenger volume and revenue was mainly due to the impact of the
COVID-19
pandemic. The operations of the Hong Kong Through Trains have been entirely suspended since January 30, 2020, when the government of Hong Kong announced the suspension of services of Hung Hom Station as a result of the
COVID-19
pandemic.
Domestic Long-distance Trains
. In 2021, our passenger transportation services on domestic long-distance trains accounted for 62.9% of our railroad passenger transportation revenue. As of December 31, 2021, we operated on a daily basis 141 pairs of long-distance trains on our rail lines to cities in Guangdong, Hunan, Hubei, Jiangxi, Anhui, Jiangsu, Liaoning, Shaanxi, Gansu, Fujian, Heilongjiang, Jilin, Zhejiang, Hebei, Henan, Sichuan, Yunnan, Hainan, Shanxi and Shandong provinces, Chongqing, Shanghai, Beijing and Tianjin municipalities and Guangxi Autonomous Region, Xinjiang Autonomous Region and Tibet Autonomous Region. In 2021, the number of passengers traveled on our long-distance trains was 23.4 million, representing a decrease of 4.9% from 24.6 million in 2020. Our revenue from long-distance trains in 2021 was RMB3878.5 million, compared to RMB2106.1 million in 2020, representing an increase of 84.2%. The increase in passenger volume of long-distance trains was primarily due to the operation of 10 pairs of cross-network long-distance EMU trains since April 1, 2021, which increased the revenue of long-distance trains.

Major Stations
. The following are the major train stations owned and operated by us as of December 31, 2021:

Station	Location	Connected Railways	Passenger Transportation Business	Total Passengers for 2021 (millions)
Guangzhou Station	Yuexiu District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Maoming Railway, Guangzhou-Shenzhen Railway, Guangzhou-Foshan-Zhaoqing Intercity Railway, Line 2 and Line 5 of Guangzhou’s subway system	Long-distance trains, intercity trains between Guangzhou and Shenzhen	12.81
Guangzhou East Station	Tianhe District, Guangzhou	Beijing-Guangzhou Railway, Guangzhou-Shenzhen Railway, Xiamen-Shenzhen Railway, Guangzhou-Dongguan-Shenzhen intercity passenger line, Line 1 and Line 3 of Guangzhou’s subway system	Long-distance trains, intercity trains between Guangzhou and Shenzhen, Hong Kong Through Trains	11.00
Shenzhen Station	Luohu District, Shenzhen	Guangzhou-Shenzhen Railway, Hong Kong railway, Luobao Line of Shenzhen’s subway system	Long-distance trains, inter-city trains between Guangzhou and Shenzhen	5.96
Shaoguan East Station	Shaoguan	Beijing-Guangzhou Railway	Long-distance trains	1.58
Freight Transportation
Revenue from our freight transportation accounted for 10.1% of our total revenue and 10.7% of our revenue from railroad businesses in 2021. Our principal market for freight is domestic medium and long-haul freight, originating and/or terminating outside the
Shenzhen-Guangzhou-Pingshi
corridor. We are well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. We have established business cooperation with ports, logistics bases and specialized building materials markets in our service region.
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
Revenue from freight transportation business in 2021 was RMB2,035.4 million, an increase of 19.8% from RMB1,698.6 million in 2020. Since January 1, 2018, the pricing model of freight transportation on the national railway system was changed from a segment charging system to a carrier system. As a result, we have collected the whole-route freight transportation fees for the outbound freight delivered by us, and have paid the service fees to other railway companies providing the freight transportation service. The increase in freight transportation revenue was mainly because the Company vigorously carried out the activities and campaigns to boost the capacity of its freight transportation, actively implemented the national policy of “Highway Transportation to Railway Transportation”, fully explored freight resources, and strengthened the organization of goods transportation, resulting in a significant year-on-year
increase in outbound freight volume, and the according increase in the revenue from freight transportation.
Our outbound freight volume was 18.8 million tonnes in 2021, an increase of 15.3% from 16.3 million tonnes in 2020. The increase in outbound freight volume was mainly due to the strategy to make full use of our freight transportation capacity released by the decline in passenger flow and to strengthen the network of freight transportation, which have increased the volume of freight transportation.
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
Railway Network Usage and Other Transportation-Related Services Business
Revenue from our railway network usage and other transportation-related services accounted for 53.5% of our total revenue and 53.5% of our revenue from railroad businesses in 2021. In 2021, our revenue from railway network usage and other transportation-related services was RMB10,814.6 million, representing an increase of 13.0% from RMB9,572.3 million in 2020. The increase in the revenue from railway network usage and other transportation-related services was mainly because with the gradual recovery of railway passenger traffic nationwide, the workload of transportation services provided by the Company for other railway companies increased, resulting in the corresponding increase in the revenue therefrom and the Company recorded new revenue from the settlement of transportation capability guarantee charges.
The following table shows the composition of our revenue from railway network usage and other transportation-related services for each of the periods indicated:

	2019	2020	2021

	(RMB millions)
Railway Network Usage	4,206.9	3,595.5	3,788.3
Passenger transportation network usage services	2,979.3	3,382.1	2,306.4
Freight transportation network usage services	1,227.6	1,213.4	1,481.9
Other Transportation-Related Services(1)	5,696.5	5,976.8	7,026.3
Railway operation services	3,790.4	3,661.5	3,775.6
Other Services(2)	1,906.1	2,315.3	3,250.7
Total	9,903.4	9,572.3	10,814.6

(1)	Other transportation-related services include provision of railway operation services and other services.
(2)	Other services include lease of locomotive and passenger trains, fueling of locomotive and passenger trains, parcel transportation and other transportation.
Other Businesses
Revenue from our other businesses accounted for 5.9% of our total revenue in 2021. Our other businesses mainly consist of train repairs, on-board
catering services, leasing, sales of materials and supplies, sales of goods and other businesses that are related to railway transportation.
Revenue from our other businesses was RMB1,187.0 million in 2021, compared to RMB964 million in 2020, representing an increase of 23.1%. The increase was mainly due to the increases in the revenue from the sales of materials and supplies and the revenue from train maintenance services.
Seasonality of Our Railway Transportation Business
There is some seasonality in our businesses. The first quarter of each year typically contributes the highest portion of our annual revenue, mainly because it coincides with the Spring Festival holidays when Chinese people customarily travel from all over the country back to their hometowns. In addition, the Spring Festival holidays, the Qingming Festival holidays, the Labor Day holidays, the Dragon Boat Festival holidays, summer holidays and the National Day holidays in China are also high travel seasons. During these holidays, we usually operate additional passenger trains to meet the increased transportation demand. Notwithstanding the foregoing, the typical factors for seasonality in our business were overshadowed by the
COVID-19
pandemic that began at the end of 2019.

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
basis.
In all of our railway stations, we have adopted a real-name system for passenger tickets, and promoted paperless
e-ticket
services, which allow passengers with valid government IDs to purchase tickets online, at station ticket windows or automatic ticket selling machines. Passengers can choose to pay for tickets by
e-payment
via WeChat, Alipay and Unionpay. All passengers need to scan codes to pass ticket inspection machines. We also allow passengers to use cash, WeChat or Alipay on the train to extend ticket coverage. As of December 31, 2021, we had a total of 239 automatic ticket- selling machines, 397 automatic ticket inspection machines and 190 reimbursement voucher printers along our rail line.
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
Equipment, Tracks and Maintenance
As of December 31, 2021, we operated 175 diesel locomotives, 60 electric locomotives, 36 EMUs and 2,182 passenger coaches for our operations.
The freight cars we use are all leased from CSRG, to which we pay uniform rental fees based on the national standards set by CSRG. The amounts of such usage fees we paid to CSRG in 2019, 2020 and 2021 were approximately RMB268.2million, RMB274.0 million and RMB315.2 million, respectively.
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
We believe that our existing tracks and equipment meet the needs of our current business and operations. Most of the rails and ties on our main lines have been installed within the last decade and are maintained and upgraded on an ongoing basis as required. In 2019, 2020 and 2021, we replaced approximately 20 kilometers, 9.5 kilometers and 71 kilometers of railway lines, respectively.
Major Suppliers and Service Providers
GRGC, our single largest shareholder, and its subsidiaries are major suppliers of our materials and supplies. In 2021, we purchased approximately RMB770.7 million in materials and supplies from GRGC and its subsidiaries, which represented 64.7% of our total purchase of materials and supplies. See “Item 7. Major Shareholders And Related Party Transactions – B. Related Party Transactions.”

The companies or bureaus owned or controlled by CSRG, including the GRGC, our single largest shareholder, are our major customers. In 2021, we collected approximately RMB5,603.7 million from GRGC and its subsidiaries, which represented 27.7% of our operating revenues.
The electricity we use, including electricity used for our lines, is supplied through various entities under the jurisdiction of the Guangdong provincial power bureau on normal commercial terms. In 2019, 2020 and 2021, we paid approximately RMB489.6 million, RMB372.04 million and RMB427.0 million, respectively, for electricity charges.
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
Pursuant to relevant approvals from the NDRC and other relevant PRC government authorities, we have some discretion to adjust and determine our service price. With respect to our freight transportation services within our
Guangzhou-Shenzhen
lines, we may set our prices within a range between 50% and 150% of national price levels. With respect to our passenger transportation services, we may set the prices for our regular speed
Guangzhou-Shenzhen
trains within a range between 25% and 225% of national price levels, and may freely determine the prices for our high-speed express trains between Guangzhou and Shenzhen. In addition, we set the prices for our Hong Kong Through Trains in consultation with MTR, our business partner and the prices for our Hong Kong Through Trains are higher than the prices we charge for our domestic train services. Hong Kong Through Trains are currently suspended due to the ongoing COVID-19 pandemic.
Environmental Protection
Our operations are subject to a wide variety of PRC national and local environmental laws and regulations, including those governing waste discharge, generation, treatment and disposal of hazardous materials, land reclamation, air and water emissions and mining matters. In particular, our Guangzhou locomotive maintenance depot has been identified as a key pollutant discharge unit by the PRC government’s environmental protection departments in 2021. To enforce standards set forth under these laws and regulations, national environmental protection authorities imposed discharge fees in proportion to the amount of discharge prior to January 1, 2018. The relevant PRC government agencies are authorized to order any operations that exceed discharge limits to take remediation measures as approved by the relevant agency, or order the closure of any operations that fail to comply with applicable regulations. In December 2016, the PRC government promulgated the Environmental Protection Tax Law which became effective from January 1, 2018. The Environmental Protection Tax Law has replaced discharge fees with environmental protection tax levies, which are calculated based on the pollution equivalents converted from pollutant emissions.
We believe that we are in material compliance with all applicable PRC national and local environmental protection laws and regulations. We have not been fined or cited for any activities that have caused environmental damages. We have 14 wastewater treatment facilities used for purposes of treating wastewater generated from cleaning of special cargo freight cars, locomotives, coaches and from residential use of our employees. Since the implementation of the Environmental Protection Tax Law in January 1, 2018, we pay regular taxes to local authorities for the discharge of waste substances. In 2021, our environmental protection-related expenses for the key pollutant discharge units were approximately RMB6.72 million, mainly related to the maintenance of our environmental protection equipment.
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
The following table lists our significant subsidiaries as of December 31, 2021:

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

The following chart illustrates our current corporate organization structure.

General Meeting of Shareholders
Board of Supervisors
Board of Directors
Audit Committee
Remuneration Committee
General Manager
Audit Department
Secretariat of the Board of Directors
General Management Department
Operation Management Department
Planning and Finance Department
Human Resources Department
Investor Relations Department
Legal Affairs Office
Branches
Controlled companies
Joint stock companies
Jiangcun Train Marshaling Station
Guangzhou Passenger Railway Station
South Guangzhou Passenger Railway Station
Shenzhen Passenger Railway Station
Guangzhou Mini Service Division for Railway Station
Guangzhou Freight Business Service
Guangzhou Train Onboard Service Division
Guangzhou-Kowloon Train Onboard Service Division
Guangzhou Train Driving and Maintenance Division
Guangzhou Carriage Maintenance Division for Passenger Train
North Guangzhou Carriage Maintenance Division for Cargo Train
Guangzhou Railway OCS & Power Supply Maintenance Division
Shenzhen Railway OCS & Power Supply Maintenance Division
Guangzhou Track Maintenance Division
South Guangzhou High-Speed Track Maintenance Division
Guangzhou Railway Signaling Maintenance Division
Guangzhou Railway Building Maintenance Division
Shenzhen Pinghu Qunyi Railway Warehousing, Handling & Transportation Co., Ltd.
Shenzhen Fuyuan Industrial Development Co., Ltd.
Shenzhen Railway Station Service Co., Ltd.
Guangzhou-Shenzhen Train Economic and Trade Industry Co., Ltd.
Zengcheng Lihua Co., Ltd.
Dongguan Changsheng Industrial Co., Ltd.
Guangzhou Railway Huangpu Service Company Limited
Shenzhen Guangtie Civil Engineering Co., Ltd.
Guangzhou Tiecheng Industrial Co., Ltd.

As of December 31, 2021, the
non-wholly
owned subsidiaries individually and in the aggregate were not significant to us. Therefore, the non-wholly
owned subsidiaries are not listed hereunder and the financial information of such subsidiaries are not disclosed.

D.	Property, Plant and Equipment
We occupy a total area of approximately 41.1 million square meters, among which, we own the land use right of approximately 13.1 million square meters on which our buildings and facilities of
Guangzhou-Shenzhen
railway are located, we lease approximately 27.8 million square meters from GRGC for the
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
As of December 31, 2021, the ownership certificates of land with an aggregate carrying value of approximately RMB524,884,000 that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to our name, and we had not obtained the ownership certificates of the land use rights, or Land Certificates, of certain parcels of land with an aggregate carrying value of approximately RMB1,154.6 million. After consultation with our PRC legal counsel, we believe there is no legal hurdle for us to obtain the Land Certificates and we do not believe the current lack of Land Certificates will lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary. For additional information regarding the Land Certificates that we have not obtained, see Note 8 to our audited consolidated financial statements included elsewhere in this annual report.
As of December 31, 2021, we had not obtained the ownership certificates of certain buildings, or Building Ownership Certificates, which had an aggregate carrying value of approximately RMB1,903.7 million. After consultation with our PRC legal counsel, we believe that there is no legal hurdle for us to apply for and obtain the Building Ownership Certificates and it should not lead to any material adverse impact on the operation of our business. Accordingly, we do not consider any provision for impairment necessary. For additional information regarding the types of buildings for which we have not obtained Building Ownership Certificates, see Note 6 to our audited consolidated financial statements included elsewhere in this annual report.
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
As of March 31, 2022, we had 48 stations situated on our rail line, of which the Guangzhou East Station is the largest, occupying an area of 41,925 square meters.
For additional information regarding our property, plant and equipment, see “Item 4. Information On The Company – B. Business Overview – Equipment, Tracks and Maintenance” and Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
The staff of the SEC previously provided comments on the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. The comments related mostly to requests for additional disclosure relating to political, regulatory and legal risks in connection with doing business as a state-owned enterprise in a key infrastructure-related industry in China, as well as risks relating to changes in regulatory policies that could impact the Company’s business. The Company has addressed these comments in this Annual Report, but many of these changes have not yet been reviewed by the SEC staff. After reviewing this Annual Report and the related comment response letter, the SEC staff may request additional disclosure or raise other questions.

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
For the year ended December 31, 2021, our total revenue was RMB20,206.2 million, loss attributable to equity holders was RMB973.12 million, and losses per share were RMB0.14. Railroad and related business revenue accounted for 95.5%, 94.7% and 94.1% of our total revenue in 2019, 2020 and 2021, respectively.
Passenger transportation is our principal business. In 2021, the total number of our passengers was 40.8 million, representing a decrease of 4.8% from 42.9 million in 2020. Our passenger transportation revenue was RMB6,169.1 million in 2021, representing an increase of 49.9% from RMB4,114.5 million in 2020.
Our outbound freight transportation totaled 18.8 million tonnes of freight in 2021, representing an increase of 15.8% from 16.3 million tonnes in 2020. Our freight transportation revenue in 2021 was RMB2,035.4 million, representing an increase of 19.8% from RMB1,698.6 million in 2020.
Revenue from our railway network usages and other transportation related services business was RMB10,814.6 million in 2021, representing an increase of 13.0% from RMB9,572.3 million in 2020.
Revenue from our other businesses was RMB1,187.0 million in 2021, representing an increase of 23.1% compared to RMB964 million in 2020.
Impact of the
COVID-19
pandemic
The
COVID-19
pandemic, which has spread rapidly and enveloped most of the world is a global health crisis, resulting in significant disruptions among transportation and travel throughout China, Europe, the United States and other countries, which caused volatility and a steep and abrupt downturn to the global financial markets and created significant uncertainty for multi-national companies. In 2021, our operations, especially the passenger transportation business, continued to be impacted by the
COVID-19
pandemic, although to a lesser degree than 2020, and we recorded a passenger delivery volume of 40.8 million people, representing a year-on-year
decline of 4.8%, while our freight delivery volume amounted to 18.8 million tonnes, representing a year-on-year
increase of 15.8%. Additionally, we recorded an operating revenue of RMB20,206.2 billion, representing a year-on-year
increase of 23.6%, our consolidated loss attributable to shareholders amounted to RMB973.1 million, representing a year-on-year
decline of 74.4%, and our basic losses per share was RMB0.14.
As a result of governmental and civil actions, the domestic outbreak in China has become more controlled and business activities are beginning to increase. Nevertheless, based on a preliminary review and analysis of our unaudited consolidated management accounts for the three months ended March 31, 2022 and information currently available to us, we expect to record a net loss for the first quarter of 2022. We will continue to evaluate the specific impact the
COVID-19
outbreak will have on our financial position. The extent of such impact will depend on the development and duration of the pandemic as well as the implementation of control measures. We will continue to closely monitor this public health crisis and evaluate and attempt to mediate its impact on our financial position and operating results.

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
Competitive Pressure from Other Railway Operators and Other Means of Transportation.
Sales for our passenger transportation services are also affected by the competitive pressure from other railway operators and other means of transportation, such as the automobile, bus, ferry and airplane services. With the establishment of the “four horizontal and four vertical” high-speed railway network, more high-speed trains that connect the Pearl River Delta region and other major mainland cities are available to the public. As a result, the number of passengers traveling by our long-distance train services have decreased. Due to the impact of the
COVID-19
pandemic, we adjusted our train services and suspended the operation of some long- distance trains. In addition, the opening of the
Guangzhou-Shenzhen
high-speed railway, the rapid growth in the number of privately owned vehicles and a higher penetration of bus services also affected the number of train passengers traveling short distances and any significant decrease in the air transportation prices affects the number of train passengers traveling long distances. Our sales of the freight transportation services are also affected by the competition from other means of transportation, such as water, truck and freight transportation services. We also expect competition to increase in the future as the marketization reform of the railway industry (including the reformation of the investment and financing system, the transportation management system and the pricing system) gradually deepens.
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
Year Ended December 31, 2021 Compared with Year Ended December 31, 2020
Revenue
In 2021, the total revenue of the Company was RMB20,206 million, representing an increase of 23.6% as compared to RMB16,349 million in 2020. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services were RMB6,169 million, RMB2,035 million and RMB10,815 million, respectively, accounting for approximately 30.5%, 10.1% and 53.5% of our total revenue in 2021, respectively.
Passenger Transportation
. Revenue from passenger transportation accounted for 30.5% of our total revenue and 32.4% of our railroad and related business revenue in 2021. As of December 31, 2021, we operated 240 pairs of passenger trains each day, including 90 pairs of intercity high- speed passenger trains between Guangzhou and Shenzhen (including 15 pairs of Guangzhou East to the
Chaozhou-Shantou
and Meizhou cross-network EMU trains), 9 pairs of Hong Kong Through Trains (suspended) and 141 pairs of long- distance trains.
In 2021, the total number of our passengers was 40.8 million, representing a decrease of 4.8% from 42.9 million in 2020. Our passenger transportation revenue was RMB6,169.1 million in 2021, representing an increase of 49.9% from RMB4,114.5 million in 2020. During the reporting period, increases in revenue from passenger transportation and passenger delivery volume were mainly due to the new operation of nine pairs of inter-city trains in the section between Guangzhou South Station (Foshan West Station) and Yangjiang and the new operation of 10 pairs of cross-network long-distance EMU trains since April 1, 2021, which has increased the revenue of passenger transportation.

The following table sets forth our revenue from passenger transportation and the number of passengers for 2020 and 2021:

	Year Ended December 31,		Change from
	2020	2021	2020 to 2021
Revenue from passenger transportation (RMB thousands)	4,114,522	6,169,109	2,054,587
Total passengers (thousands)	42,853	40,778	(2,075)
Total passenger-kilometers (millions)	12,931	12,054	(877)
Revenue per passenger-kilometer (RMB)	0.32	0.51	0.19
Freight Transportation.
Revenue from our freight transportation accounted for 10.1% of our total revenue and 10.7% of our railroad and related business revenue in 2021.
Revenue from our freight transportation business in 2021 was RMB2,035.4 million, an increase of 19.8% from RMB1,698.6 million in 2020. The increase in revenue from freight transportation was mainly because the Company vigorously carried out the activities and campaigns to boost the capacity of its freight transportation, actively implemented the national policy of “Highway Transportation to Railway Transportation,” fully explored freight resources, and strengthened the organization of goods transportation, resulting in a significant year-on-year
increase in outbound freight volume, and the according increase in the revenue from freight transportation.
The total tonnage of outbound freight we transported in 2021 was 18.8 million tonnes, representing an increase of 15.8% from 16.3 million tonnes in 2020. The increase in outbound freight volume was mainly due to the strategies to make full use of our freight transportation capacity and to strengthen the network of freight transportation, resulting in a significant year-on-year
increase in outbound freight volume.
The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2020 and 2021:

	Year Ended December 31,		Change from
	2020	2021	2020 to 2021
Revenue from freight transportation (RMB millions)	1,698.58	2,035.44	336.86
- Revenue from freight charges	1,456.61	1,701.85	245.24
- Revenue from other freight transportation services	241.97	333.59	91.62
Outbound freight volume (millions of tonnes)	16.27	18.83	2.56
Revenue per tonne (RMB) (1)	89.50	90.38	0.88
Total tonne-kilometers (millions)	131,866.78	149,734.69	17,867.91
Revenue per tonne-kilometer (RMB) (2)	0.013	0.014	0.001

(1)	Revenue per tonne is calculated by dividing revenues from freight charges by total tonnage of outbound freight.
(2)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers.
Railway Network Usage and Other Transportation Related Services
. Revenue from our railway network usage and other transportation related services accounted for 53.5% of our total revenue and 56.9% of our railroad and related business revenue in 2021. Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, the provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. Revenue from our railway network usages and other transportation related services business was RMB10,814.6 million in 2021, representing an increase of 13.0% from RMB9,572.3 million in 2020. The increase in the revenue from railway network usage and other transportation-related services was mainly because the gradual recovery of railway passenger traffic nationwide led to an increase in the workload of transportation services provided by the Company for other railway companies, resulting in the corresponding increase in revenue.
Other Businesses
. Our other businesses mainly consist of materials and supplies, sales of goods and other businesses that are related to railway transportation. In 2021, revenue from other businesses was RMB1,187 million, representing an increase of 23.1% as compared to RMB964 million in 2020, primarily due to the increases in the revenue from the sales of materials and supplies and the revenue from train maintenance services.
Operating Expenses
In 2021, our total operating expenses were RMB21,574.6 million, representing an increase of 18.6% from RMB18,186.8 million in 2020.

The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2020 and 2021.

	Year Ended December 31,
	2020	2021
Railroad and related business revenue (RMB millions)	15,385.4	19,019.1
Business tax and surcharge	0.2%	0.2%
Employee benefits	46.7%	42.8%
Equipment leases and services	32.3%	35.5%
Materials and supplies	6.9%	6.3%
Repairs and facilities maintenance costs, excluding materials and supplies	7.5%	6.3%
Depreciation of right-of-use assets	0.4%	0.3%
Depreciation of fixed assets	10.6%	9.2%
Cargo logistics and outsourcing service charges	3.0%	3.1%
Utility and office expenses	0.6%	0.5%
Others	3.9%	3.5%
Operating expenses ratio	112.1%	107.7%
Railroad and related business operating margin (1)	(12.1%)	(7.7%)
Note: (1) Total railroad operating expenses as a percentage of railroad and related business revenue.
Railway Operating Expenses.
Our total railway operating expenses increased by 18.8% from RMB17,242.3 million in 2020 to RMB20,475.3 million in 2021. The increase in railway operating expenses was primarily caused by (a) in order to support enterprises in fighting against the
COVID-19
epidemic, the local government adopted a preferential policy of reducing and exempting social security premiums in stages in 2020, while the relevant preferential policies were cancelled in 2021, resulting in an increase in wage surcharges; (b) during the reporting period, the number of operating passenger and freight trains organized by the Company, and the workload of passenger and freight transportation services provided to other railway companies increased, resulting in corresponding increases in related transportation expenses such as equipment rental and service fees, materials, water and electricity consumption, passenger service fees, and cargo loading and unloading fees; and (c) in order to support the normalized epidemic prevention and control, the related epidemic prevention expenditures increased.
(Loss) from Operations
Our (loss) from operations increased by 82.9% from a loss of RMB652.3 million in 2020 to a (loss) of RMB1,193.2 million in 2021, mainly because approximately RMB1.189 billion worth of land use rights were derecognized in 2020 while there was none in 2021.
Taxation
In 2021 and 2020, according to relevant tax regulations, we and our subsidiaries were subject to income tax at the rate of 25%. Our income tax credit was RMB275.6 million in 2021, representing an increase of 107.8%, compared to an income tax credit of RMB132.6 million in 2020.
Profit/(loss) Attributable to Equity Holders of our Company
As a result of the above, our (loss) attributable to equity holders of our Company increased by 74.4% from a (loss) of RMB557.9 million in 2020 to a loss of RMB973.1 million in 2021.
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
Revenue
In 2020, the total revenue of the Company was RMB16,349 million, representing a decrease of 22.8% as compared to RMB21,178 million in 2019. Our revenue from railroad passenger transportation service, freight transportation service and railway network usage and other transportation related services were RMB4,115 million, RMB1,699 million and RMB9,572 million, respectively, accounting for approximately 25.2%, 10.4% and 58.5% of our total revenue in 2020, respectively.
Passenger Transportation.
Revenue from passenger transportation accounted for 25.2% of our total revenue and 26.7% of our railroad and related business revenue in 2020. As of December 31, 2020, we operated 238 pairs of passenger trains each day, including 100 pairs of intercity high- speed passenger trains between Guangzhou and Shenzhen (including 87 pairs of intercity trains between Guangzhou East to Shenzhen, 13 pairs of Guangzhou East to the
Chaozhou-Shantou
and Meizhou cross-network EMU trains), 9 pairs of Hong Kong Through Trains and 129 pairs of long- distance trains.

In 2020, the total number of our passengers was 42.9 million, representing a decrease of 49.7% from 85.1 million in 2019. Our passenger transportation revenue was RMB4,114.5 million in 2020, representing a decrease of 48.6% from RMB8,009.6 million in 2019. During the reporting period, decreases in revenue from passenger transportation and passenger delivery volume were mainly due to the impact of the
COVID-19
pandemic, passengers’ willingness of travelling had significantly reduced, resulting in a substantial reduction in the number of trains in operation and therefore a significant decrease in the passenger traffic volume and revenue from passenger transportation.
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
The total tonnage of outbound freight we transported in 2020 was 16.3 million tonnes, representing an increase of 0.2% from 16.2 million tonnes in 2019. The increase in outbound freight volume was mainly due to an increase of transportation of raw materials and finished products in response to the decline in the number of passenger trains in operation and transportation of bulk goods as a result of the
COVID-19
pandemic.
The following table sets forth our revenue from freight transportation and the volumes of commodities we shipped for 2019 and 2020:

	Year Ended December 31,		Change from
	2019	2020	2019 to 2020
Revenue from freight transportation (RMB millions)	2,112.60	1,698.58	(19.6%)
- Revenue from freight charges	1,740.91	1,456.61	(16.3%)
- Revenue from other freight transportation services	371.69	241.97	(34.9%)
Outbound freight volume (millions of tonnes)	16.24	16.27	(0.2%)
Revenue per tonne (RMB) (1)	107.20	89.50	(16.5%)
Total tonne-kilometers (millions)	149,983.69	131,866.78	(12.1%)
Revenue per tonne-kilometer (RMB) (2)	0.014	0.013	(7.1%)

(1)	Revenue per tonne is calculated by dividing revenues from freight charges by total tonnage of outbound freight.
(2)	Revenue per tonne-kilometer is calculated by dividing total freight revenue by total tonne-kilometers.
Railway Network Usage and Other Transportation Related Services
. Revenue from our railway network usage and other transportation related services accounted for 58.5% of our total revenue and 62.2% of our railroad and related business revenue in 2020. Railway network usage and other transportation services provided by the Company mainly include passenger and freight transportation railway network usage, the provision of railway operation services, locomotive and passenger car leasing, passenger services and luggage transportation. Revenue from our railway network usages and other transportation related services business was RMB9,572.3 million in 2020, representing a decrease of 3.3% from RMB9,903.4 million in 2019. The decrease in the revenue from railway network usage and other transportation-related services was mainly due to (i) the decrease in the revenue from railway network usage services as a result of the impact of the
COVID-19
pandemic, which caused significant reduction in the number of trains in operation and a decrease in the revenue from railway network usage; and (ii) the decrease in the revenue from railway operation services as a result of the impact of the
COVID-19
pandemic, which caused reduction in the workload of railway operation services provided by us to other railway companies and resulted in a decrease in the relevant revenue, which is offset by the increase in the revenue from other services as a result of freight transportation services we began to provide for GMSR and SR.
Other Businesses
. Our other businesses mainly consist of materials and supplies, sales of goods and other businesses that are related to railway transportation. In 2020, revenue from other businesses was RMB964 million, representing a decrease of 16.4% as compared to RMB1,153 million in 2019, primarily due to a decrease in the number of trains in operation as a result of the
COVID-19
pandemic.

Operating Expenses
In 2020, our total operating expenses were RMB18,186.8 million, representing a decrease of 9.4% from RMB20,076.4 million in 2019.
The following table sets forth the principal operating expenses associated with our railroad and related business, as a percentage of our railroad and related business revenue for 2019 and 2020.

	Year Ended December 31,
	2019	2020
Railroad and related business revenue (RMB millions)	20,025.6	15,385.4
Business tax and surcharge	0.3%	0.2%
Employee benefits	37.5%	46.7%
Equipment leases and services	28.5%	32.3%
Materials and supplies	7.1%	6.9%
Repairs and facilities maintenance costs, excluding materials and supplies	5.4%	7.5%
Depreciation of right-of-use assets	0.3%	0.4%
Depreciation of fixed assets	8.1%	10.6%
Cargo logistics and outsourcing service charges	1.1%	3.0%
Utility and office expenses	0.7%	0.6%
Others	5.7%	3.9%
Operating expenses ratio	94.6%	112.1%
Railroad and related business operating margin (1)	5.4%	(12.1%)

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
Profit/(loss) from Operations
Our profit/(loss) from operations decreased from a profit of RMB1,072.8 million in 2019 to a (loss) of RMB652.3 million in 2020, mainly due to the decrease in the Company’s operating revenue, which outweighed the decrease in operating expenses under the impact of the
COVID-19
pandemic.
Taxation
In 2020 and 2019, according to relevant tax regulations, we and our subsidiaries were subject to income tax at the rate of 25%. Our income tax credit was RMB132.6 million in 2020, representing a decrease of 150.8%, compared to an income tax expense of RMB261.1 million in 2019.
Profit/(loss) Attributable to Equity Holders of our Company
As a result of the above, our profit/(loss) attributable to equity holders of our Company decreased from a profit of RMB748.4 million in 2019 to a (loss) of RMB557.9 million in 2020.

B.	Liquidity and Capital Resources
Our principal source of capital has been cash flow from operations and cash flow from financing activities, and our principal uses of capital are to fund capital expenditures, investment and payment of taxes and dividends.
We generated approximately RMB1,003.5 million of net cash flow from operating activities in 2021. Substantially all of our revenue was received in cash, with accounts receivable arising primarily from long-distance passenger train services provided and pass-through freight transactions originating from other railway companies whose lines connect to our railroad. Similarly, some accounts payable arise from payments for railroad transportation services that we collect on behalf of other railroad companies and should pay to these companies. Accounts receivable and payable were generally settled either quarterly or monthly between us and the other railroad companies. Most of our revenue generated from our other businesses was also received in cash. We also have accounts payable associated with the purchase of materials and supplies in our other businesses.
In 2021, other than operating expenses, our cash outflow mainly related to the following:

•	capital expenditures for the purchase of fixed assets and construction in progress of approximately RMB1,060.3 million, representing an increase of 24.2% from RMB853.3 million in 2020.
Our capital expenditures for 2021 consisted primarily of the following projects:

•	the improvements in system adaptability of the traction pow

•	er supply system for the Pingshi to Guangzhou section of the Beijing- Guangzhou line;

•	the reconstruction of automatic blocking and computer inter-locking equipment for the Guangzhou to Pingshi section of the Beijing- Guangzhou Railway line;

•	construction of video surveillance system in key areas of the Guangzhou to Pingshi section of the Beijing-Guangzhou line and the Guangzhou-Shenzhen line;

•	the maintenance, installation and renovation of existing locomotives, trains and EMUs in 2021; and

•	overhaul of line equipment (replacement of rails, sleepers).
Funds not required for immediate use are kept in short-term investments and bank deposits. We had cash and cash equivalents of approximately RMB1,499.5 million as of December 31, 2021.
As of December 31, 2021, we did not have any entrusted deposits placed with any financial institutions in the PRC and we did not engage in any trust business.
On March 30, 2021, our board of directors approved to obtain financing of up to an aggregate of RMB2 billion from financial institutions. As of the date of this annual report, we have obtained bank acceptance bills in the aggregate of RMB500 million, of which RMB300 million has been obtained on December 31, 2021 and RMB200 million has been obtained in the first quarter of 2022.
Cash Flow
Our net cash and cash equivalents as of December 31, 2021 increased by approximately RMB14.2 million from December 31, 2020. Our principal source of capital was revenue generated from operating activities.
The following table sets forth certain items in our consolidated cash flow statements for 2019, 2020 and 2021, and the percentage change in these items from 2020 to 2021:

	Year Ended December 31,			Change from
	2019	2020	2021	2020 to 2021

	(RMB thousands)
Net cash generated from operating activities	2,395,245	1,336,173	1,002,468	(333,705)
Net cash used in investing activities	(2,087,032)	(927,513)	(926,112)	1,401
Net cash used in financing activities	(484,632)	(485,762)	(62,126)	423,636
Net (decrease)/ increase in cash and cash equivalents	(176,419)	(77,102)	14,230	91,332
Our net cash inflow from operating activities decreased to RMB1,002.5 million in 2021 from RMB1,336.2 million in 2020, primarily due to that the local government’s adoption of a preferential policy of reducing and exempting social security premiums in stages in 2020 to support enterprises in fighting against the
COVID-19
epidemic, while the relevant preferential policies were cancelled in 2021, resulting in an increase in wage surcharges.

Our net cash inflow from operating activities decreased to RMB1,336.2 million in 2020 from RMB2,395.2 million in 2019, primarily due to a decrease of revenue in passenger transportation as a result of the
COVID-19
pandemic.
Our net cash used in investment activities was RMB926.1 million in 2021, which was almost equivalent to RMB927.5 million in 2020.
Our net cash used in investment activities decreased from RMB2,087.0 million in 2019 to RMB927.5 million in 2020, primarily due a decrease in investment in fixed assets and on-going
construction projects.
Our net cash used in financing activities decreased to RMB62.1 million in 2021 from RMB485.8 million in 2020, primarily due to no declared dividends for the year of 2020.
Our net cash used in financing activities was RMB485.8 million in 2020, which was almost equivalent to RMB484.6 million in 2019.
Our working capital was mainly used for capital expenditures, operating expenses and payment of taxes and dividends and investments. In 2021, our expenses for the purchase of fixed assets and payments for construction-in-progress
totaled RMB1,060.3 million. In addition, we paid RMB0.4 million for income taxes and no dividend was made for the year of 2021.
We believe we have sufficient financial resources to meet our operational and development requirements in 2022.
Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations, capital commitments and lease liabilities as of December 31, 2021 for the periods indicated.

	Payment Due by Period (RMB) thousands
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Contractual Obligations
Capital Expenditure Obligation (1)	46,553	46,553	—	—	—
Lease liabilities (2)	5,925,660	63,249	129,941	134,020	5,598,450
Total	5,972,213	109,802	129,941	134,020	5,598,450

(1)	See Note 40(a) to our audited consolidated financial statements, “Capital Commitments.”
(2)	See Note 8 “Right-of-Use Assets and Lease Liabilities” to our audited consolidated financial statements.
Based on the current progress of our new projects, we estimate that our capital expenditures for 2022 will amount to approximately RMB1.12 billion and will consist primarily of the following projects:

•	Adaptive transformation of power supply network of Guangzhou to Pingshi section of Beijing-Guangzhou Line;

•	construction of video surveillance system in key areas of the Guangzhou to Pingshi section of the Beijing-Guangzhou Line, and;

•	transformation of the main line of traction power supply and related equipment and facilities of Guangzhou-Shenzhen Line.

C.	Research and Development, Patents and Licenses, etc.
We do not generally conduct our own research and development with respect to major capital projects. In the past, in connection with our high- speed train and electrification projects, our predecessor relied upon the engineering and technical services of various research and design institutes under the CSRG. In recent years, we conducted limited research and development activities in connection with the implementation of automated ticketing, including the development of related computer software.
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
At the same time, however, with the improvement of highway and waterway transportation facilities, we anticipate additional competition. In addition, the economic measures PRC government implemented to manage its economy may have an impact on our business and results of operations in 2022. In addition, any change of the benchmark interest rates set by the PRC government and the implementation of other applicable policies may have an impact on our business and results of operations in 2022.
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
Nevertheless, we believe the Chinese railway industry will continue to grow in the coming years in light of the launch of certain government policies. 2022 is the second year of the Chinese government’s 14th Five-Year Plan. We will seize the opportunities, follow the government’s new development philosophy and keep actively in line with the key national strategies such as the “Belt and Road” initiative, Guangdong-Hong Kong-Macao Greater Bay Area and Shenzhen Pilot Demonstration Zone. Further, we will promote the structural reforms on the supply side of railway transportation, strengthen cost control, continue to improve transportation service quality and operation and management level, and comprehensively promote the Company to achieve the development of higher safety, higher quality, greater efficiency and stronger sustainability and security.
Looking into 2022, we believe China remains in a strategic opportunity phase for its development even though the rate of growth in China may not be maintained at historical levels. Under the background of the steady growth of China’s economy and its stable social situation, the railway transportation industry is expected to continue to develop in a more scientific, orderly, sustained and stable manner, with continuous growth of the railway network and transportation capacity, as well as volume of passengers and freight.

E.	Critical Accounting Estimates
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

(a)	Revenue from Railroad and Related Business
The operations of our railway business form part of the nationwide railway system in the PRC and they are supervised and governed by CSRG. We render the passenger transportation and freight transportation services, and we collect the related service fees and charges from our customers or other railway companies.
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
The revenues are recognized at gross amounts over time in the accounting period in which the services are rendered
.
Revenue from Railway Network Usage and Other Transportation Related Business
Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by us together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CSRG. The revenue from network usage services is recognized over time in the accounting period in which the services are rendered, and revenue can be reliably measured. Railway operation services and other services are rendered solely by us and all proceeds are collected by us directly.
When the services rendered by us exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

(b)	Revenue from Other Businesses
Revenue from other business mainly consist of on-board catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board catering services are recognized overtime when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers at appoint in time. Revenue from operating lease arrangements on certain properties and locomotives is recognized over time on a straight-line basis over the period of the respective leases.
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
Note a
: The estimated useful lives of some buildings, tracks, bridges and service roads exceed the initial lease periods of the land use rights from operation lease; and the initial period of certain land use right acquired, on which these assets are located.
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
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other (losses)/gains-net”, included in the comprehensive income statement.
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
We assess on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost, including trade receivables, other receivables.
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
Trade and bill Payables
Trade and bill payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade and bill payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
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

Provision for Impairment of Trade Receivables
The provision for impairment of trade receivables are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information, taking into account the customers/debtors’ credit records, historical payment records, financial conditions and the capabilities of collaterals and guarantors comprehensively. We review the key assumptions related to ECL calculation on a regular basis. In 2021, we took into consideration the uncertainty affected by the COVID-19 outbreak and incorporated relevant impacts into the key macro-economic assumptions and factors used in the forward-looking estimation, such as the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.
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
In 2021, our transportation business was greatly affected by the COVID-19 outbreak and the relevant control and prevention measures. Recoverable amount of CGU when goodwill is included in the carrying amount of that unit based on value-in-use calculations which require the use of assumptions. The key assumptions used by the management is disclosed in Note 9 to our audited consolidated financial statements included elsewhere in this annual report.
The uncertainly of the development of COVID-19 epidemic and control measures have also increased the estimation uncertainty relating to the key assumptions used for cash flow projections, including growth rate, gross margin and pre-tax discount rate, which could lead to a different assessment result affected by the management judgement.
Recently Adopted Accounting Standards
In the current year, we have adopted the following new and revised standards, and amendments to existing standards which are mandatory for the financial year beginning January 1, 2021:

•	Covid-19-Related Rent Concessions – amendments to IFRS 16; and

•	Interest Rate Benchmark Reform Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.
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
Directors
Our board of directors is composed of six
non-independent
directors and three independent directors. Mr. Hu Dan was appointed as a non-executive
director and Mr. Zhou Shangde were appointed as executive director at our annual shareholders’ general meeting held on June 17, 2021 by cumulative voting, and our other directors were re-elected
at our annual shareholders’ general meeting held on June 17, 2021 by cumulative voting. The business address of each of our directors is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China 518010.
The table below sets forth the information relating to our directors:

Name	Age	Position	Date First Elected or Appointed
Wu Yong	58	Chairman of the Board of Directors and Executive Director	2014
Hu Lingling	58	Executive Director	2016
Guo Jiming	54	Non-executive Director	2019
Hu Dan	50	Non-executive Director	2021
Zhang Zhe	50	Non-executive Director	2019
Zhou Shangde	52	Executive Director	2021
Frederick Ma Si-Hang	70	Independent Non-executive Director	2020
Tang Xiaofan	53	Independent Non-executive Director	2020
Qiu Zilong	55	Independent Non-executive Director	2020

Wu Yong is our Chairman. Mr. Wu holds a bachelor’s degree and is a senior engineer with advanced engineering remuneration. Mr. Wu started his career in July 1986, and served as the deputy bureau chief of Benghu
Sub-bureau
of Shanghai Railway Bureau, the commander chief of Hefei- Wuhan Railway Engineering Construction Headquarters of Shanghai Railway Bureau, the bureau chief assistant and the deputy bureau chief of Wuhan Railway Bureau, the bureau chief of Chengdu Railway Bureau, the chairman and the general manager of GRGC and the deputy secretary of the party committee. Since November 2017, he has been the chairman of GRGC and the secretary of the party committees.
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
Hu Dan is our
non-executive
Director. Mr. Hu holds a bachelor’s degree and is an engineer. He had previously served as the chief of the Integrated Analysis Division of the Safety Supervision Office, the deputy chief of the Safety Supervision Office, the secretary of the Party Committee of the Loudi Railway Depot, the head of the Loudi Railway Depot and the head of the Zhuzhou Railway Station of Guangzhou Railway (Group) Company. He has been serving as the chief of the Transportation Department of GRGC since July 2020.
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
Zhou Shangde is our executive director. Mr. Zhou holds a master’s degree and is a political officer. He had previously served as the deputy head of the Organization and Human Resources Department, the chief of the Party Committee Office and the chairman of the union of the General Service Center of the Company; the deputy head of the Human Resources Department, the deputy chief of the Party Committee Office, the chief of the Reception Office and the secretary of the Party General Branch of the Company Affairs Office of Guangzhou Railway (Group) Company; and the secretary of the Party Committee and head of the Shenzhen Railway Station, the head and deputy secretary of the Party Committee of the Shenzhen North Railway Station of the Company. He has been serving as an employee representative supervisor of the Company since May 2015 and the deputy secretary of the Party Committee of the Company since March 2021.
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
Supervisors
The table below sets forth the information relating to our supervisors:

Name	Age	Position	Date First Elected or Appointed
Lei Chunliang	59	Chairman of the supervisory committee	2021
Chen Shaohong	55	Supervisor	2008
Xiang Lihua	48	Supervisor	2019
Meng Yong	54	Supervisor	2019
Huang Songli	47	Deputy Secretary of the party committee Supervisor	2021
Lin Wensheng	57	Supervisor	2020
Lei Chunliang is chairman of our supervisory committee. He holds a bachelor’s degree and is a senior political officer. He had previously served as the secretary of the Communist Youth League Committee of Xi’an Railway
Sub-bureau
under Zhengzhou Railway Bureau; the secretary of the Party Committee of the Xi’an Railway Station of Xi’an Railway Bureau; the vice chairman of the union, the deputy secretary of the Party Committee and the secretary of the Discipline Inspection Committee of Xi’an Railway Bureau; and the deputy secretary of the Party Committee, the secretary of the Discipline Inspection Committee and a director of China Railway Xi’an Bureau Group Co., Ltd. He has been serving as the secretary of the Discipline Inspection Committee of GRGC since September 2020.
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

Huang Songli is our Supervisor and represents employees of our Company. He holds a bachelor’s degree and is an assistant engineer. Mr. Huang had previously served as the deputy head of the Guangzhou South Railway Station, the head and deputy secretary of the Party Committee of the Tangxi Railway Station of Yang Cheng Railway Company under Guangzhou Railway (Group) Company; the deputy head of the Guangzhou Railway Depot and the head of the Tangxi Railway Station of Guangzhou Railway (Group) Company; the deputy head of the Guangzhou Railway Depot of the Company; the deputy general manager of Guangmeishan Railway Co., Ltd.; the head of the Preparation Group of the Guangzhou Junction Northeastern Truck Outer Ring Railway Construction of Guangzhou Railway (Group) Company; and the deputy head of the Command Department of Guangzhou Project Construction and the deputy head of the Command Department of the Foshan West Railway Station Project Construction. He has been serving as the chairman of the union and the deputy general manager of the Company since April 2021.
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
Senior Management
The table below sets forth information relating to our senior management:

Name	Age	Position	Date First Elected or Appointed
Hu Lingling	58	General Manager	2015
Gong Yuwen	55	Deputy Secretary of the Party Committee, and Secretary of the Discipline Inspection Commission	2018
Huang Songli	46	Chairman of Labor Union, and Deputy General Manager	2021
Luo Jiancheng	49	Deputy General Manager	2016
Tang Xiangdong	53	Deputy General Manager, and Secretary of the Board	2019
Luo Xinpeng	56	Chief Accountant	2019
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

Additional Information
As of April 20, 2022 our
non-independent
directors, members of our supervisory committee and senior management also serve as the directors, supervisors or senior management members in other companies as follows:

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

Hukun Passenger Railway Line (Hunan) Company Limited

Chairman of the Supervisory Committee of:

Guangdong Guangzhu Intercity Rail Transportation Company Limited
Guangdong Pearl River Delta Intercity Railway Traffic Company Limited
Hainan Railway Company Limited

Hu Dan
Vice Chairman of the Board of:

Shenzhen Pingnan Railway Company Limited

Director of:

Shichang Railway Company Limited

Supervisor of:

Hunan Intercity Railway Company Limited
Guangdong Pearl River Delta Intercity Railway Traffic Company Limited

Zhang Zhe
Chief of Passenger Transport Department of:

China Railway Guangzhou Group Co., Ltd.

Director of:

Guangdong Tieqing International Travel Agency Company Limited

Supervisor of:

Beijing Zhongtie Commemorate Ticket Co., Ltd. Fredrick Ma
Si-
Hang

Frederick Ma Si-Hang	Director of: COSCO SHIPPING Holdings Co., Ltd. FWD Group Limited HH&L Acquisition Co. Unicorn II Holdings Limited

Name	Position

Tang Xiaofan	Managing Director of: Guangzhou Dening Investment Management Co., Ltd.

Qiu Zilong	General Manager of: Shenzhen Changshang Investment Management Co., Ltd. Shenzhen Beida Soft Bank Investment Corporation Limited

Lei Chunliang	Chairman of Supervisory Committee of: China Railway Guangzhou Group Co., Ltd.

Chen Shaohong
Chief Legal Advisor of:

China Railway Guangzhou Group Co., Ltd.

Chairman of Supervisory Committee of:

Shichang Railway Company Limited
Hukun Passenger Railway Line (Hunan) Company Limited

Director of:

Guangdong Railway Company Limited
Hainan Railway Company Limited
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

Chairman of the Board of:

Dongguan Changsheng Enterprise Company Limited
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited
Zengcheng Lihua Stock Company Limited

Director of:

Guangzhou Tiecheng Enterprise Company Limited

Luo Xinpeng	Director of: Guangzhou Tiecheng Enterprise Company Limited
Note:     Qun Yi Railway Store Loading and Unloading Company Limited, Shenzhen Guangshen Railway Economic, Trade Enterprise and Dongguan Changsheng Enterprise Company Limited and Zengcheng Lihua Stock Company Limited are subsidiaries of the Company. Guangzhou Tiecheng Enterprise Company Limited and Zengcheng Lihua Stock Company Limited are our joint venture partners. Guangdong Pearl River Delta Intercity Railway Traffic Company Limited is a venture partner of GRGC. FWD Group and Unicorn II Holdings Limited are private companies by shares in Hong Kong. New Frontier Corporation and HH&L Acquisition Co. are companies listed on the NYSE. Guangzhou Dening Investment Management Co., Ltd, Shenzhen Changshang Investment Management Co., Ltd and Shenzhen Beida Soft Bank Investment Corporation Limited are limited liability companies in China. The remaining companies in the table above are subsidiaries of GRGC.

Family Relationships
There are no family relationships among our directors or executive officers.

B.	Compensation
Directors and Senior Management
Total remuneration of our directors, supervisors and senior management members during 2021 included wages, bonuses, other schemes and allowances. Directors or supervisors who are also officers and employees of our Company receive certain other benefits in kind from GRGC or us, such as subsidized or medical insurance, housing and transportation, as customarily provided by the railway companies in the PRC to their employees. The amount of compensation to each director, supervisor and senior management for the year ended December 31, 2021 is listed as follows:

Name	Position	Total remuneration received from the Company (before tax) during the reporting period (RMB thousand)
Wu Yong	Chairman of the Board of Directors and Executive Director	—
Hu Lingling	Executive Director and General Manager	611
Guo Xiangdong*	Executive Director	106
Zhou Shangde	Executive Director	413
Guo Jiming	Non-executive Director	—
Hu Dan	Non-executive Director	—
Wang Bin*	Non-executive Director	—

Zhang Zhe	Non-executive Director	—
Frederick Ma Si-Hang	Independent Non-executive Director	139
Tang Xiaofan	Independent Non-executive Director	112
Qiu Zilong	Independent Non-executive Director	112
Liu Mengshu*	Chairman of the Supervisory Committee	—
Xiang Lihua	Supervisor Representing Shareholder	—
Chen Shaohong	Supervisor Representing Shareholder	—
Meng Yong	Supervisor Representing Shareholder	—
Zhou Shangde	Supervisor Representing Employees	413
Lin Wensheng	Supervisor Representing Employees	415
Gong Yuwen	Deputy Secretary of the Party and Working Committee, and Secretary of the Discipline	474
Luo Jiancheng	Deputy General Manager	472
Tang Xiangdong	Deputy General Manager and Secretary of the Board	480
Luo Xinpeng	Chief Accountant	474
Total:		4,221

Note:
(1) During the reporting period, other than Guo Xiangdong (who held 80,000 shares), none of the directors, supervisors, or senior management of the Company has held or dealt in shares of the Company, or has held options to buy Company shares or has been granted any shares with selling restrictions.

(2)*	means that the person resigned during the reporting period.
During the reporting period, the Remuneration Committee of the Company did not convene any meetings. At the 2019 Annual General Meeting held by the Company on June 16, 2020, it was considered and approved that the remuneration and allowances of each of the domestic independent non-executive
directors would be RMB100,000 and RMB12,000 per year, respectively, and the remuneration and allowances of each of the overseas independent non-executive
directors would be HK$150,000 and HK$18,000 per year, respectively.
The aggregate amount of cash remuneration paid by our Company in 2021 to all individuals who are our directors, supervisors and senior management members was approximately RMB4.2 million, of which approximately RMB1.96 million was paid to our non-independent
directors and supervisors and approximately RMB0.36 million was paid to the independent non-executive
directors. The aggregate amount of cash remuneration we paid during the year ended December 31, 2021 for pension and retirement benefits to all individuals who are currently our directors, supervisors and senior management members was approximately RMB0.43 million.

Interests of Our Directors, Supervisors and Other Senior Management in Our Share Capital
Apart from what’s disclosed below, as of December 31, 2021, there was no record of interests or short positions (including the interests or short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) held by our directors or supervisors in our shares, debentures or other securities, or securities of any of our associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Hong Kong Securities and Futures Ordinance. We have not received notification of such interests or short positions from any of our directors or supervisors and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in Appendix 10 to the HKSE Listing Rules. We have not granted any of our directors or supervisors, or any of their respective spouses or children under the age of 18, any right to subscribe for any of our shares or debentures.

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
Contracts Entered into by Our Directors and Supervisors
None of our directors or supervisors had any direct or indirect material interests in any contract of significance subsisting during the year ended on December 31, 2021 or as of December 31, 2021 to which we or any of our subsidiaries are a party.
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
Board of Directors
In accordance with our currently effective Articles of Association, our board of directors comprises nine directors, one of whom is the chairman. Directors are appointed at our shareholders’ general meeting through voting, and generally serve for a term of three years. Upon the expiration of the term of their office, they can serve consecutive terms if re-appointed at the next shareholders’ general meeting. The service contracts that we have entered into with our directors do not provide for any payment of compensation upon termination. Our board of directors held five meetings during the year ended December 31, 2021.
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
Our supervisory committee currently consists of four representatives of the shareholders who may be elected or removed by our shareholders’ general meeting, and two representatives of our employees who may be elected by our employees at the employees’ congress or employees’ general meeting or through any other democratic means. Members of our supervisory committee may also attend meetings of the board of directors. The current members of our supervisory committee are: Lei Chunliang, Xiang Lihua, Chen Shaohong, Meng Yong, Huang Songli and Lin Wensheng. All shareholder representatives of our supervisory committee were elected or re-elected
at the annual shareholders’ general meeting held on June 17, 2021. The term of the supervisors is generally three years, unless a supervisor was elected to fill a vacancy. Our supervisory committee held five meetings during the year ended December 31, 2021, at which resolutions concerning our periodic reports, internal control evaluations and our dividend policy were passed and ratified. Our supervisors attended shareholders’ general meetings, meetings of our board of directors and other important meetings concerning our operation during the year ended December 31, 2021. Our supervisory committee reviews the report of our directors, the financial report and proposed profit distribution presented by our board of directors at our annual general meeting of shareholders.
Supervisors attend board meetings as
non-voting
members. The supervisory committee is accountable to the shareholders’ general meeting and has the following duties and responsibilities:

•	to examine our Company’s financial situation;

•	to supervise the performance of duties of the directors, general manager, deputy general managers and other senior management;

•
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
Si-Hang
(Chairman of the Audit Committee), Mr. Tang Xiaofan and Mr. Qiu Zilong are “independent directors” of our Company as defined in Section 303A.02 of the NYSE Listed Company Manual. The audit committee must convene at least four meetings each year, and may invite the executive directors, persons in charge of the financial and audit departments and our independent auditors to participate. The audit committee must have at least two meetings with management and at least two meetings with the auditors each year without any executive directors present. Our audit committee held six meetings during the year ended December 31, 2021. The duties of the audit committee include:

•	reviewing the annual financial statements and interim financial statements of our Company, including the disclosures made by our

•	Company in this annual report;

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
Directors, namely, Wu Yong, Hu Lingling, Frederick Ma
Si-Hang
(chairman of remuneration committee), Tang Xiaofan and Qiu Zilong. The remuneration committee will meet from time to time when required to consider remuneration-related matters of our Company. During the year ended December 31, 2021, the remuneration committee did not convene any meetings.
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
As of December 31, 2019, 2020 and 2021, we had approximately 42,583, 41,286 and 40,616 employees, respectively. The following chart sets forth the number of our employees by function as of December 31, 2021:

Function	Employees
Passenger and freight transportation and transit operation personnel (1) (2) (3)	18,283
Engineering personnel (4)	5,547
Driving personnel (5)	3,496
Public works personnel (6)	3,431
Electricity personnel (7)	2,009
Electricity and water supplies personnel (8)	2,319
Building construction personnel (9)	1,226
Various operations and other employees of subsidiaries (10)	107
Technical and administrative personnel (11)	4,198
Total	40,616

(1)	Passenger transportation personnel mean those people that provide station boarding and train services and those people responsible for organization of freight transportation.
(2)	Freight transportation personnel mean those people responsible for organization of freight transportation.
(3)	Transit operation personnel mean those people responsible for providing station-boarding services.
(4)	Engineering personnel mean those people responsible for locomotive operation and overhaul.
(5)	Driving personnel mean those people responsible for vehicle operation and overhaul.
(6)	Public works personnel mean those people responsible for station track and railroad switch maintenance.
(7)	Electricity personnel mean those people responsible for signal equipment maintenance.
(8)	Electricity and water supplies personnel mean those people responsible for catenary operation and overhaul as well as power and water consumption maintenance.
(9)	Building construction personnel mean those people responsible for construction, apartments and dining halls.
(10)	Various operations and other employees of subsidiaries mean all personnel involved in diversified businesses.
(11)	Technical and administrative personnel mean all managerial personnel other than the personnel of diversified businesses.

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
We have implemented a salary policy that links our employees’ salaries with results of operations, labor efficiency and individual performance. Employees’ salaries distribution is subject to our overall operational results and is based on their performance records and reviews. In addition, pursuant to applicable government policies and regulations, we set aside statutory funds for our employees and maintain various insurance policies for the benefits of our employees, including housing fund, retirement insurance, supplemental retirement insurance, and basic and supplemental medical insurance, pregnancy-related
medical insurance and other welfare programs. In 2021, we paid approximately RMB8,689.5 million in aggregate salaries and benefits to our employees.
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
Except for 80,000 A shares of the Company and related dividends owned by Mr. Guo Xiangdong and 18,200 A shares of the Company and related dividends owned by Xiang Lihua as described above in “Item 6 Directors, Senior Management And Employees – B. Compensation,” as of March 31, 2022, none of our directors, supervisors or senior management owned any interest in any shares or options to purchase our shares.

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
Shareholding Structure of Our Company
As of March 31, 2022, we had 318 record holders holding our H shares (including ADSs) and 187,940 record holders holding our A shares according to records we obtained from Computershare Hong Kong Investor Services Limited and CSDC, respectively. Set out below is the current shareholding structure of our Company as of the date hereof:

Name of Shareholders	Type of Shares	Number of Shares Held	Shareholder Percentage %
Public Shareholders of H shares (including ADSs)	H shares	1,431,300,000	20.2
China Railway Guangzhou Group Co., Ltd.	A shares	2,629,451,300	37.1
Other Public Shareholders of A shares	A shares	3,022,785,700	42.7

Total		7,083,537,000	100.0
The following table sets forth information regarding ownership of our issued and outstanding capital stock as of March 31, 2022, including all persons who are known by us to own, either as beneficial owners or holders of record, 5% or more of our capital stock.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class of Shares		Percent of Total Capital
Ordinary Shares (A shares)	GRGC	2,629,451,300	46.52	%(L)	37.12	%(L)
The following table sets forth all persons that beneficially own 5% or more of our issued and outstanding H shares (each, a “Major Shareholder”) as of March 31, 2022.

Identity of Person or Group	Shares Owned		Percentage of H Shares		Percentage of Total Capital
Pacific Asset Management Co., Ltd. (1)	168,626,000	(L)	11.78	%(L)	2.38	%(L)
Kopernik Global Investors LLC. (2)	128,977,054	(L)	9.01	%(L)	1.82	%(L)
Pandanus Associates Inc. (3)	98,026,000	(L)	6.85	%(L)	1.38	%(L)
Brown Brothers Harriman & Co. (4)	85,506,000 85,506,000	(L) (P)	5.97 5.97	%(L) %(P)	1.21 1.21	%(L) %(P)
Note: (L) – Long Position; (S) – Short Position; (P) – Lending Pool
(1)
Pacific Asset Management Co., Ltd. was not a Major Shareholder as of April 18, 2018 or April 18, 2019 and was a Major Shareholder of 229,188,000 or 16% (L) of our H shares and 3.2% (L) as of March 31, 2020, and was a Major Shareholder of 212,956,000 or 14.88% (L) of our H shares and 3.01% (L) of our total capital as of March 31, 2022.

(2)
Kopernik Global Investors LLC was a Major Shareholder of 108,763,554 or 7.6% (L) of our H Shares and 1.5% (L) of our total capital as of April 18, 2019 and was a Major Shareholder of 108,799,054 or 7.6% (L) of our H Shares and 1.5% (L) of our total capital as of March 31, 2020 and was a Major Shareholder of 128,977,054 or 9.01% (L) of our H Shares and 1.82% (L) of our total capital as of March 31, 2022.

(3)
Pandanus Associates Inc. was a Major Shareholder of 143,718,000 or 10.0% (L) of our H Shares and 2.0% (L) of our total capital as of April 18, 2019 and March 31, 2020 and was a Major Shareholder of 142,946,000 or 9.99% (L) of our H shares and 2.02% (L) of our total capital as of March 31, 2022.

(4)
Brown Brothers Harriman & Co. was not a Major Shareholder as of April 18, 2019 and was a Major Shareholder of 143,263,200 or 10% (L) of our H Shares and 2.02% of our total capital as of March 31, 2020, and was a Major Shareholder of 85,506,000 or 5.97% (L) of our H Shares and 1.21% of our total capital as of March 31, 2022.

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
The following table sets forth our principal related parties that do not control and are not controlled by our Company as of December 31, 2021.
For related parties that control or are controlled by our Company, see “Item 4. Information On The Company – C. Organizational Structure”.

Name of Related Parties	Relationship with Us
Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangdong Yangcheng Railway Enterprise Co., Ltd.	Subsidiary of the single largest shareholder
Guangdong Railway Company Limited	Subsidiary of the single largest shareholder
GIDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Center	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works Company Limited	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder
Guangdong Yuetong Railway Logistics Company Limited	Subsidiary of the single largest shareholder
Sanmao Railway Company Xiaotangxi Freight Field Service Company	Subsidiary of the single largest shareholder
Guangzhou Anmao Railway Consulting Construction Company Limited	Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Surveying Co., Ltd.	Subsidiary of the single largest shareholder
Hunan Railway Lianchuang Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Northeast Freight Car Outer Winding Railway Co., Ltd.	Subsidiary of the single largest shareholder
Hunan Changtie Loading & Unloading Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Ruiwei Economy Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Associates of the Group
Tiecheng	Associate of the Group
Shentu	Associate of the Group
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
According to the current Framework Agreement, the scope of services between us and the CSRG Group include the following:

(a)	Mutual provision of railway transportation services, which comprise:

(i)	production co-ordination, safety management and dispatching services;

(ii)	application and rental services of railway infrastructure and transportation equipment;

(iii)	railway communication services;

(iv)	railway network services (including but not limited to passenger services, water to supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v)	crew services; and

(vi)	leaning services of locomotives, trains and railway stations.

(b)	Mutual provisions of railway-related services, which comprise:

(i)	repair services of railway infrastructure and equipment;

(ii)	repair services of locomotives and trains;

(iii)	procurement and sales services of railway related materials;

(iv)	security services;

(v)	hygiene and epidemic prevention services;

(vi)	property management and building maintenance services; and

(vii)	project construction, management and supervision services.

(c)	We will provide special entrusted railway transportation services to the CSRG Group, which include but are not limited to:

(i)	operation and management of passengers and freight transportation and related services; and

(ii)	repair services of transportation facilities and equipment.

(d)	Mutual provision of miscellaneous services between us and the CSRG Group that are necessary for the proper functioning of railway transportation and operation.
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

The chart below sets forth the material transactions we undertook with related parties for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
		(RMB thousands)
Provision of Services and Sales of Goods
Railroad and Related Business
Provision of train transportation services to GRGC and its subsidiaries (i)	2,060,518	2,345,512	3,323,844
Revenue collected by CSRG for railway network usage and related services provided to GRGC and its subsidiaries (ii)	1,563,191	1,332,346	1,325,614
Revenue from railway operation service provided to GRGC’s subsidiaries (iii)	812,470	842,350	865,220

	4,436,179	4,520,208	5,514,678

Other Businesses
Sales of materials and supplies to GRGC and its subsidiaries (iv)	45,642	34,705	89,042
Services Received and Purchases Made
Railroad and Related Business
Provision of train transportation services by GRGC and its subsidiaries (i)(vi)	774,291	753,288	796,142
Cost settled by the CSRG for railway network usage and related services provided by GRGC and its subsidiaries (ii)	2,194,467	1,985,768	2,896,222

	2,968,758	2,739,056	3,692,364

Other Businesses
Provision of repair and maintenance services by GRGC and its subsidiaries (iv)	441,719	297,809	311,080
Purchase of materials and supplies from GRGC and its subsidiaries (iv)	623,433	722,487	770,683
Provision of construction services by GRGC and its subsidiaries (v)	363,424	285,616	172,592

	1,428,576	1,305,912	1,254,355

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual cost incurred.
(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contract parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual cost incurred.
(v)	Based on construction ammmt determined illlder national railway engineering guidelines.
(vi)	The amount recognized in 2021 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB400.5 million.
We had the following material balances with our related parties as of the dates indicated:

	As of December 31,
	2020	2021

	(RMB thousands)
Trade receivables	1,853,846	2,881,069
- GRGC (i)	208,024	600,042
- Subsidiaries of GRGC (i)	1,645,822	2,281,027
- Associates	—	—

	As of December 31,
	2020	2021

	(RMB thousands)
Prepayments and other receivables	59,580	83,808
- GRGC	431	1,944
- Subsidiaries of GRGC	59,070	81,790
- Associates	79	74
Prepayments for fixed assets and construction-in-progress	—	7,270
- Subsidiaries of GRGC (ii)	—	7,270
- Associates	—	—
Trade and bills payables	1,243,372	1,882,872
- GRGC (i)	67,889	71,414
- Subsidiaries of GRGC (ii)	1,145,025	1,730,317
- Associates	30,458	81,141
Payables for fixed assets and construction-in-progress	876,031	1,038,742
- GRGC	111,799	334,313
- Subsidiaries of GRGC	342,123	326,023
- Associates	422,109	378,406
Contract liabilities	436	4,346
- Subsidiaries of GRGC	297	3,940
- Associates	139	406
Accruals and other payables	443,754	495,930
- GRGC	4,379	8,600
- Subsidiaries of GRGC (iii)	426,821	468,064
- Associates (iv)	12,554	19,266

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
As of December 31, 2021, all the balances maintained with related parties are unsecured, non-interest
bearing and are repayable on demand. Our related party transactions have been carried out on normal commercial terms according to the HKSE Listing Rules and the contracts we entered into with our related parties. Except for the transactions discussed in this section, no other material related party transactions were entered into in 2021. Our independent non-executive
directors have confirmed that these transactions (which are “connected transactions” as defined in the HKSE Listing Rules) entered into by us in 2021 were entered into in the ordinary and usual course of our business on normal commercial terms and in accordance with the terms of an agreement governing such transactions.
Transactions with CSRG and Other Railway Companies
We work in cooperation with CSRG and other railway companies owned and controlled by CSRG for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance
passenger and freight transportation businesses are collected and settled by CSRG according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by CSRG and settled by CSRG based on its systems. Since March 2013, the collecting, processing and distribution functions of revenues, which were previously executed by MOR, have been transferred to CSRG. As of December 31, 2021, the cooperation mode and pricing model had not been subject to any material changes.

	Year Ended December 31,
	2019	2020	2021
		(RMB thousands)
Provision of Services and Sales of Goods
Railroad and Related Business
Provision of train transportation services to CSRG Group (i)	69,958	57,349	138,219
Revenue collected by CSRG for services provided to the CSRG Group (ii)	2,479,015	2,105,206	2,275,132
Revenue from railway operation service provided to the CSRG Group (iii)	2,392,333	2,214,460	2,232,346

	4,941,306	4,377,015	4,645,697

Other Businesses
Provision of repairing services for cargo trucks to the CSRG Group (ii)	370,990	436,955	470,143
Sales of materials and supplies to the CSRG Group (iv)	8,330	—	—
Provision of apartment leasing services to the CSRG Group (iv)	574	456	2,064
Others	—	887	607

	379,894	438,298	472,814

	Year Ended December 31,
	2019	2020	2021
		(RMB thousands)
Services Received and Purchases Made
Railroad and Related Business
Provision of train transportation services by the CSRG Group (i)(vi)	37,408	18,872	58,121
Cost settled by CSRG for services provided by the CSRG Group (ii)(vi)	2,107,765	1,506,541	1,769,170

	2,145,173	1,525,413	1,827,291

Other Businesses
Provision of repair and maintenance services by the CSRG Group (iv)	29,066	28,928	28,185
Purchase of materials and supplies from the CSRG Group (iv)	23,968	12,362	3,203
Provision of construction services by the CSRG Group (v)	23,636	2,662	—

	76,670	43,952	31,388

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.
(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	Based on construction amounts determined under national railway engineering guidelines.
(vi)	The amount recognized in 2021 does not include the payment of short term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB1,286,566,000.
The chart below sets forth the revenue collected and settled through CSRG for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
		(RMB thousands)
Passenger transportation	7,475,003	3,769,231	6,054,100
Freight transportation	1,740,907	1,456,605	1,701,842
Other transportation related services	74,870	24,048	8,488

	9,290,780	5,249,884	7,764,430

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

We have adopted IFRS 16 from January 1, 2019 and recognized
right-of-use
assets in relation to lease contract with GRGC Group with regard of land use right, which had previously been classified as “operating leases” under IAS 17 Leases. In 2019, the depreciation expense of the right-of-use
assets was RMB13,378,000 (not applicable for 2017 and 2018), the interest expense of lease liabilities was RMB57,670,000 (not applicable for 2017 and 2018), and the actual payment to GRGC Group was RMB59,620,000 (2017: RMB57,358,000 and 2018: RMB58,490,000). In 2020, the depreciation expense of the right-of-use
assets was RMB13,378,000 (2019: RMB13,378,000), the interest expense of lease liabilities was RMB57,629,000 (2019: RMB57,670,000), and the actual payment to GRGC Group was RMB60,750,000 (2019: RMB59,620,000). In 2020, the payment of short term leases related to the lease of passenger trains to GRGC Group was RMB292,603,000 (2019: RMB247,714,000), the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB554,003,000 (2019: RMB436,323,000). In 2021, the payment of short term leases related to the lease of passenger trains to GRGC Group was RMB400,473,000 (2020: RMB292,603,000), the payment of short term leases related to lease of passenger trains and freight trains to CSRG was RMB1,286,566,000 (2020: RMB554,003,000).
We had the following material balances maintained with the CSRG Group as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021

	(RMB thousands)
Due from the CSRG Group
Trade receivables	1,101,951	783,707
Other receivables	183,021	87,251
Due to the CSRG Group
Trade payables and payables for fixed assets and construction-in-progress	71,082	114,481
Other payables	4,564	91,737

C.	Interests of Experts and Counsel
Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
A.1 – A.6:
See pages
F-1
to
F-85
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
The Company did not issue any dividend for the year ended December 31, 2021. Under the impact of the
COVID-19
pandemic, the Company faced great operating and financial pressure. Taking into consideration the current operating position of the Company and the capital requirements for maintaining the normal operation of the Company, the Board proposed not to make profit or dividend distribution or capitalize capital reserve into share capital for 2021. This proposal has been considered and approved at the eleventh meeting of the ninth session of the Board of the Company, and will be delivered to the annual general meeting of shareholders to be held in June 2022 (the “2021 Annual General Meeting”) for approval. The independent directors of the Company unanimously agree that the proposal is in compliance with the relevant regulatory rules and the Articles of Association, conforms to the Company’s current actual situation, will enhance the Company’s sustainable and stable development, and will not damage the interests of small and medium shareholders, and agree to submit the proposal to the Company’s 2021 Annual General Meeting for consideration.

B.	Significant Changes
Other than events already mentioned in this annual report, there have been no significant changes since December 31, 2021.

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
on the OTC Market under the stock code “GNGYF.”
During the year ended December 31, 2021, we did not purchase, sell or redeem any of our H shares.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our H shares are listed on the HKSE under the stock code “00525”. Our A shares are listed for trading on the Shanghai Stock Exchange under the stock code “601333.”
Prior to November 26, 2020, our ADSs, each representing 50 H shares, were listed on the NYSE under the stock code “GSH.” Our ADSs are now traded over-the-counter
on the OTC Market under the stock code “GNGYF.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
We were established as a joint stock limited company under the Company Law of the PRC on March 6, 1996. Our legal name is 广深铁路股份有限公司, and its English translation is Guangshen Railway Company Limited.

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
Our shareholders previously adopted the amended and restated Articles of Association at an annual shareholders’ general meeting held on June 25, 2009, which was filed as an exhibit to our annual report on Form
20-F
with the SEC on June 22, 2010. On September 27, 2012 and May 28, 2015, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form
20-F
with the SEC on April 27, 2016. On May 26, 2016, our shareholders passed resolutions to make additional amendments concerning the scope of the business of the Company set forth in Article 13 of the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form
20-F
with the SEC on April 27, 2017. On June 15, 2017, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which was filed as an exhibit to our annual report on Form
20-F
with the SEC on April 26, 2018. On June 13, 2019, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which is filed as an exhibit to the annual report on Form
20-F
with the SEC on April 28, 2020. On June 16, 2020, our shareholders passed resolutions to make additional amendments to the Articles of Association, the full text of which is filed as an exhibit to the annual report on Form
20-F
with the SEC on April 27, 2021.
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

The Company may send the notice to the domestic shareholders by way of public notice published in one or more newspapers designated by the securities regulatory authority under the State Council at least forty-five (45) days before the date of the meeting. After the publication of such notice, all holders of domestic shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. Notice of a shareholders’ general meeting to holders of overseas-listed foreign-invested shares shall be published on our Company’s website (
www.gsrc.com
) at least forty-five (45) days prior to the date of the meeting. After the publication of such notice, all holders of overseas-listed foreign-invested shares shall be deemed to have received the notice of the relevant shareholders’ general meeting. The accidental omission to give notice of a meeting to, or the non-receipt
of notice of a meeting by any person entitled to receive notice, shall not invalidate the meeting or the resolutions adopted therein. Where we convene an annual general meeting, we shall include in the agenda of the meeting any resolutions submitted by shareholders (including proxies) who either separately or in aggregate hold more than 3% of the total number of our shares, provided that these resolutions fall within the scope of powers of a shareholders’ general meeting.
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
The shares repurchased by our Company under item (3)) may not exceed 5% of the total of our Company’s issued shares. Such repurchase shall be financed by our Company’s profit after tax. The shares so repurchased shall be transferred to the employees within one year.
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
Under the provisions of our Articles of Association, where a shareholder holding more than 5% of the shares carrying the right to vote pledges the shares held, he or she shall report the Company in writing within three business days from the date on which the event occurs.
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
The shareholders’ meeting of a joint stock company is the highest authority of the company and exercises the powers of the company with respect to significant matters, subject to applicable law and the articles of association of the company. The board of directors shall be responsible for the shareholders and exercise the business management of a joint stock company, subject to the PRC company law, other applicable laws and regulations, the company’s articles of association and duly adopted resolutions of its shareholders. The day-to-day
operations of a joint stock company are under the direction of its general manager or president, subject to applicable laws and regulations, the company’s articles of association and duly adopted resolutions of the directors and shareholders. In addition, the PRC company law provides for the establishment of a board of supervisors for each joint stock company. The supervisors perform and exercise the functions and powers described below, including examination of the joint stock company’s financial affairs and monitoring the actions of the directors and executive officers of the company. The directors, supervisors and executive officers are not required to hold any qualifying shares in the joint stock company.
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
Amalgamations and Business Combinations; Appraisal Rights
Under PRC law, amalgamations and divisions involving joint stock companies are required to be approved by shareholders voting at a shareholders’ meeting. The Mandatory Provisions require an amalgamation or division involving the company to be approved by an affirmative vote of two-thirds
of the votes present at the shareholders’ meeting called to consider the transaction. Any opposing shareholder may request the company or the consenting shareholders to purchase its shares at a fair price. In addition, a sale of fixed assets having a value exceeding 33% of the fixed assets as shown on the company’s latest balance sheet most recently reviewed by the shareholders’ meeting requires the approval of at least one-third of the shareholders’ meeting.
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
On January 26, 2021, the Proposal on the Increase of Capital Contribution to China Railway Express Co., Ltd. was considered and approved at the sixth meeting of the ninth session of the Board of the Company. For details of such connected transaction, including the transaction parties and their related relationship, the transaction and its purpose, the total consideration and the terms as well as the nature of interests of the related parties in the transaction, please refer to the relevant announcements disclosed by the Company on the website of SSE (http://www.sse.com.cn), the HKExnews website of HKSE (http://www.hkexnews.hk) and the website of the Company (http://www.gsrc.com).
Other than the agreements mentioned above, all other material contracts we entered into during the fiscal years of 2020 and 2021 were made in the ordinary course of business.

D.	Exchange Controls
The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The exchange rate of RMB against the U.S. dollar and other foreign currencies fluctuates and is affected by, among other things, the changes in China’s and international political and economic conditions. The PRC government has been gradually promoting the reform of its exchange rate regime and enhance the flexibility of the RMB exchange rate. On August 11, 2015, the PBOC decided to further improve the mechanism of the RMB’s central parity rate against the U.S. dollar. Any future fluctuation of the RMB against the U.S. dollar (whether due to a decrease in the foreign currency reserves held by the PRC government or any other reason) will have an adverse effect upon the U.S. dollar equivalent and Hong Kong dollar equivalent of our net income and increase the effective cost of foreign equipment and the amount of foreign currency expenses and liabilities. In 2021, we had a foreign exchange loss of approximately RMB0.7 million mainly due to the depreciation of the Hong Kong dollar against the RMB. If the applicable market exchange rates were to change by 5%, this would result in a change in our net income of approximately RMB0.8 million. We have no plans to hedge our currency exposure in the future. No assurance can be given that the Hong Kong dollar to U.S. dollar exchange rate link will be maintained in the future. Furthermore, any change in exchange rate that has a negative effect on the market for the H shares in either the United States or Hong Kong is likely to result in a similar negative effect on the other market.
We have been, and will continue to be, affected by changes in exchange rates in connection with our ability to meet our foreign currency obligations and will be affected by such changes in connection with our ability to pay dividends on H shares in Hong Kong dollars and on ADSs in U.S. dollars. As of December 31, 2021, we maintained the equivalent of approximately RMB23.1 million in U.S. dollar and Hong Kong dollar-denominated
balances for purposes of satisfying our foreign currency obligations (e.g., to purchase foreign equipment) and paying dividends to our overseas shareholders. See Note 3.1(a)(i) to our audited consolidated financial statements included elsewhere in this annual report. We believe that we have or will be able to obtain sufficient foreign exchange to continue to satisfy these obligations. We do not engage in any financial contract or other arrangement to hedge our currency exposure.

E.	Taxation
PRC Taxation
Tax Basis of Assets
As of June 30, 1995, our assets were valued in conjunction with the Restructuring. This valuation, which was confirmed by the State Assets Administration Bureau, establishes the tax basis for these assets.
Income Tax
In accordance with the Enterprise Income Tax Law of the PRC (hereinafter referred to as the “EIT Law”), which was adopted at the 5 th
Session of the 10
th
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
The Response to Questions on Levying Enterprise Income Tax on Dividends Derived by Non-resident Enterprise from Holding
B-shares
issued by the State Administration of Taxation on July 24, 2009 further provides that any PRC resident enterprise that is listed on an overseas stock exchange must withhold PRC enterprise income tax at a rate of 10% on dividends that it distributes to non-PRC
resident enterprises, subject to reduction under an applicable tax treaty.
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
You are a “U.S. holder” if you are a beneficial owner of H shares or ADSs and are:

•	a citizen or resident (as determined pursuant to the special rules of the Code) of the United States for U.S. federal income tax purposes;

•	an entity which is treated as a corporation for U.S. federal tax purposes and which has been created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	an arrangement which is treated for U.S. federal tax purposes as a trust:

○	subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

○	that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.
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
Subject to various limitations, any PRC tax withheld from distributions in accordance with PRC law, as limited by the US—PRC tax treaty, may be creditable against your U.S. federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and will be treated as “passive category income” or, in the case of some U.S. holders, “general category income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for
non-U.S.
taxes imposed on dividends paid on the H shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).
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
We believe that we were not a PFIC for our taxable year ended December 31, 2021 and do not currently believe that we will be treated as a PFIC for the current or subsequent taxable years. However, PFIC status cannot be determined until the close of a taxable year and, accordingly, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.
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
There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs (i.e., the profits derived abroad), where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the OTC Market in the United States.
Hong Kong Stamp Duty
Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. An ad valorem duty is currently charged at the rate of 0.2% of the amount of the consideration or of the value of the H shares transferred and the relevant contract notes shall be stamped (the buyer and seller each paying half of such stamp duty). Subject to the completion of the legislative process to increase the stamp duty rate, the rate of the ad valorem duty was increased to 0.3% effective August 1, 2021. In addition, a fixed duty of HKD 5 is currently payable on an instrument of transfer of H shares.
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
The following paragraphs describe the various market risks to which we were exposed as of December 31, 2020 and 2021.
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
The monetary assets and liabilities held by us that are denominated in U.S. dollars and Hong Kong dollars as of December 31, 2020 and 2021 are set forth below.

	As of December 31,
	Currency Denomination	2020	2021
		(RMB thousands)
Cash and cash equivalents	USD	29	—
Cash and cash equivalents	HKD	27,003	23,122
Other receivables	HKD	—	440
Other payables	HKD	132	—
We may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. We have not used any means to hedge the exposure to foreign exchange risk.
We had a foreign exchange loss of RMB0.7 million for the year ended December 31, 2021. As of December 31, 2021, our assets denominated in Hong Kong dollars and U.S. dollars were translated into RMB at the applicable market exchange rates as of that date and amounted to approximately RMB23.1 million. If the applicable market exchange rates were to change by 5%, this would result in a change in fair value of approximately RMB0.8 million in these balances.
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
Interest Rate Risks
As of December 31, 2021, funds that we do not need in the short term are generally kept as temporary cash deposits in commercial banks in the form of fixed-term
deposits. We do not hold any market risk-sensitive instruments for trading purposes. As we have no significant interest-bearing assets (except for deposits held in banks), our income and operating cash flows are not materially affected by the changes of market interest rates. Other than deposits held in banks, the Group does not have significant interest-bearing assets.

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
As of December 31, 2021, the Company had net current liabilities of RMB1,305.6 million and capital expenditure contracted for but not recognized as liabilities of RMB46.6 million (see Note 39 to our audited consolidated financial statements included elsewhere in this annual report). Taking into account of the factors mentioned in Note 2.1(c) to our audited consolidated financial statements included elsewhere in this annual report, the Board of Directors believes that the Company has sufficient liquidity for the following 12 months.
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
Except as described above and in Note 3 to our audited consolidated financial statements included elsewhere in this annual report, our management believes that as of December 31, 2021, at present and in our normal course of business, we are not subject to any other material market- related risks.

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
The depositary did not reimburse us for any expenses in the year ended December 31, 2021.

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
Based on this evaluation, our Chairman of the Board, General Manager, Chief Accountant and Company Secretary concluded that our Company’s disclosure controls and procedures were effective as of December 31, 2021. Our Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations and such information is accumulated and communicated to our Company’s management including the Chairman of the Board, General Manager, Chief Accountant and Company Secretary, as appropriate, to allow timely decision regarding required disclosures.
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
For the year ended December 31, 2021 under the supervision, and with the participation, of our Chairman of the Board, General Manager, Company Secretary and Chief Accountant, our management has conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
Internal Control—Integrated Framework (2013)
. Based on this evaluation, our Company’s management has concluded that its internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of our Company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report, which is included elsewhere in this annual report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
Resolutions to appoint PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, or PwC, as our auditor for 2021 have been approved at the annual general meeting of our shareholders held on June 17, 2021.
The following table presents the aggregate fees for professional services and other services rendered by PwC to us in 2020 and 2021.

	2020	2021

	(RMB millions)
Audit Fees	8.40	8.40
Audit-related Fees	—	—
Tax Fees	—	—
All Other Fees	0.61	0.51

Total	9.01	8.91

Notes:

1.	Traveling expenses and certain tax surcharge fees are included in the audit fees and do not require additional payment.
2.
The Company paid a remuneration of RMB5.30 million (including an internal control audit fee of RMB0.30 million) to PricewaterhouseCoopers Zhong Tian LLP and RMB3.10 million to PricewaterhouseCoopers for their annual auditing services. In addition, the fee that the Company had paid for non-audit
services amounted to RMB0.51 million.

Audit Committee
Pre-approved
Policies and Procedures
Currently, all audit services to be provided by our independent registered public accountant, PwC, must be approved by our audit committee.
During the year ended December 31, 2021, services relating to all non-audit
related fees provided to us by PwC were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended December 31, 2021, there was no purchase, sale or redemption of our H shares or ADSs by us, or any of our subsidiaries.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide the financial statements and related information specified in ITEM 18 in lieu of ITEM 17.

ITEM 18.	FINANCIAL STATEMENTS
See pages

to
F-85
following ITEM 19.

ITEM 19.	EXHIBITS

(a)	See pages F-1 to F-85 following this item.

(b)	Index of Exhibits.
Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1(2)	Amended and Restated Articles of Association

2.1(1)	Form of Amended and Restated Deposit Agreement

2.2(1)	Form of American Depositary Receipt

2.3(2)	Rules for the Implementation of the Cumulative Voting System

4.1(3)	English Translation of the Land Lease Agreement dated November 15, 2004 between Guangshen Railway Company Limited and China Railway Guangzhou Group Co., Ltd.

4.2(4)	English Translation of the Resumption Compensation Agreement, dated April 19, 2018, between Guangshen Railway Company Limited, Guangzhou Land Development Center, and other vendors

4.3(5)	English Translation of the Entrustment Agreement, dated August 22, 2018, between Guangshen Railway Company Limited and Guangzhou Railway Real Estate Construction Engineering Co., Ltd.

4.4(2)	English Translation of the Comprehensive Services Framework Agreement, dated October 30, 2019, between Guangshen Railway Company Limited and China State Railway Group Co., Ltd.

4.5(7)	English Translation of the Supplemental Agreement to the Resumption Compensation Agreement, dated May 29, 2020, between Guangshen Railway Company Limited, Guangzhou Land Development Center, and other vendors

4.6	English Translation of the Capital Increase Agreement, dated June 4, 2021, between Guangshen Railway Company Limited and China Railway Express Co., Ltd.

8.1	List of subsidiaries of Guangshen Railway Company Limited as of December 31, 2021

11.1(6)	Code of Ethics for the Senior Management as amended on April 29, 2009

12.1	Section 302 principal executive officers’ certifications

12.2	Section 302 principal financial officer’s certifications

13.1(8)	Certifications of principal executive officers pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2(8)	Certifications of principal financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

Exhibit Number	Description

101.INS	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference from the Registrant’s Form F-6 filed with the SEC on May 12, 2015.
(2)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 28, 2020.
(3)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 28, 2005.
(4)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 26, 2018.
(5)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 25, 2019.
(6)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on June 25, 2009.
(7)	Incorporated by reference from the Registrant’s annual report on Form 20-F filed with the SEC on April 27, 2021.
(8)	Furnished with this annual report on Form 20-F.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUANGSHEN RAILWAY COMPANY LIMITED

Date: April 28, 2022	By:	/s/ Wu Yong
Wu Yong Chairman of the Board of Directors

INDEX TO FINANCIAL STATEMENTS

Page
GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm (PCAOB ID: 01424)	F-2,3,4,5

Consolidated Balance Sheets as at December 31, 2020 and 2021	F-6

Consolidated Comprehensive Income Statements for the years ended December 31, 2019, 2020 and 2021	F-7,8

Consolidated Cash Flow Statements for the years ended December 31, 2019, 2020 and 2021	F-9

Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2020 and 2021	F-10,11,12

Notes to the Consolidated Financial Statements	F-13

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Guangshen Railway Company Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Guangshen Railway Company Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated comprehensive income statements, consolidated statements of changes in equity and consolidated cash flows statements for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
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
Critical Audit Matters
The critical audit matters communicated below are a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statement and (ii) involved our especially challenging subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statement, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for impairment of trade receivables
As described in Notes 3.1(b)(ii), 4(a) and 19 to the consolidated financial statements, as of 31 December 2021, the gross balance of trade receivables were approximately RMB4,419,925,000, against which the expected credit loss (“ECL”) provision of RMB23,751,000 were provided. The trade receivables’ ECL was assessed on each balance sheet date, which involved significant management judgments. Management applies the simplified approach to measure expected credit losses which uses a lifetime expected loss provision for all trade receivables. Management categorized the trade receivables portfolio based on credit risk characteristics, and the determination of provision for credit losses on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to trade receivables portfolio grouping and ECL rates determination. These procedures also included, among others, testing management’s process for determining the ECL provision; evaluating the appropriateness of the ECL model and significant judgments by management in determination of ECL provision including judgment in grouping of trade receivable portfolios and significant assumptions in determining ECL rates. Evaluating management’s judgments in grouping of trade receivable portfolios involved considering credit risk characteristics. Evaluating management’s assumptions related to ECL rates involved (i) evaluating the appropriateness of historical period selection and historical default rate by considering historical credit loss experience, trade receivables lifetime recovery and current status of each portfolio; (ii) evaluating the reasonableness of key estimates used in making forward-looking estimation by taking into consideration of economy downturn, changes of external market environment, technical environment and changes in customer’s conditions; and (iii) testing the completeness, accuracy and relevancy of the underlying data used and the mathematical accuracy of the calculations in the model.
Goodwill impairment assessment
As described in Notes 2.8 , 4(b) and 9 to the consolidated financial statements, the consolidated goodwill balance was RMB 281,255,000 as at December 31, 2021 arising from the Company’s acquisition of Yangcheng Railway Business in 2007. Goodwill impairment reviews are undertaken by management at least annually or more frequently if events or changes in circumstances indicate a potential impairment. As a result of the impairment test at the year end, management determined that the recoverable amount of the cash generating unit, to which the goodwill was allocated, exceeded its carrying value and therefore no impairment was recorded. The recoverable amount of cash-generating unit was determined based on value-in-use
using cash flow projections. The key assumptions used in the goodwill impairment assessment included revenue growth rate, long-term growth rate, gross margin and pre-tax
discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are there were significant estimations and judgements by management when determining the recoverable amount of the cash generating unit. This in turn led to a high degree of auditor judgement effort, and subjectivity in performing procedures, and in evaluating the related audit evidence over management’s cash flow projections and significant assumptions related to the revenue growth rate, long-term growth rate, gross margin and pre-tax
discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statement. These procedures included testing the effectiveness of controls relating to management’s evaluation of the recoverability of goodwill, including controls over the valuation of the recoverable amount of cash-generating unit to which the goodwill was allocated. These procedures also included, among others, testing management’s process for developing the estimate of recoverable amount calculated based on value-in-use;
evaluating the appropriateness of the goodwill impairment method; testing the completeness, accuracy and relevance of underlying data used in, and evaluating the significant assumptions used by management, including revenue growth rate, long-term growth rate, gross margin and pre-tax
discount rate. Evaluating management’s assumptions related to revenue growth rate, long-term growth rate and gross margin involved considering the (i) the historical business performance; (ii) the management’s future business plan and market development and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s goodwill impairment method and pre-tax
discount rate.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28
, 2022
We have served as the Company’s auditor since 2016.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2020 AND 2021
(Amounts in thousands)

		December 31
	Note	2020	2021	2021
		RMB	RMB	US$*
ASSETS
Non-current assets
Fixed assets – net	6	23,016,415	24,010,161	3,767,718
Right-of-use assets	8	3,183,470	3,116,382	489,028
Construction-in-progress	7	2,778,676	1,588,935	249,339
Prepayments for fixed assets and construction-in-progress		36,744	39,380	6,180
Goodwill	9	281,255	281,255	44,135
Investments in associates	11	196,848	225,338	35,360
Deferred tax assets	12	422,954	698,396	109,594
Long-term prepaid expenses	13	43,889	64,140	10,065
Financial assets at fair value through other comprehensive income	15	377,631	463,696	72,764
Long-term deposits	16	160,000	160,000	25,107
Long-term receivable	17	23,734	20,226	3,174

		30,521,616	30,667,909	4,812,464

Current assets
Materials and supplies	18	296,406	271,583	42,617
Trade receivables	19	3,721,677	4,396,174	689,856
Prepayments and other receivables	20	695,522	508,294	79,763
Short-term deposits	16	60,000	60,000	9,415
Cash and cash equivalents	21	1,485,232	1,499,462	235,298

		6,258,837	6,735,513	1,056,949

Total assets		36,780,453	37,403,422	5,869,413

EQUITY AND LIABILITIES
Share capital	22	7,083,537	7,083,537	1,111,562
Share premium		11,562,657	11,562,657	1,814,433
Other reserves	23	3,266,425	3,288,655	516,062
Retained earnings		6,280,219	5,307,100	832,800

Capital and reserves attributable to the Company’s equity holders		28,192,838	27,241,949	4,274,857

Non-controlling interests		(36,669)	(37,513)	(5,887)

Total equity		28,156,169	27,204,436	4,268,970

Liabilities
Non-current liabilities
Lease liabilities	8	1,315,693	1,320,835	207,268
Deferred tax liabilities	12	58,913	56,420	8,854
Deferred income related to government grants	24	104,939	781,563	122,644

		1,479,545	2,158,818	338,766

Current liabilities
Trade and bill payables	26	2,073,922	3,112,710	488,452
Contract liabilities	27	215,305	112,442	17,645
Payables for fixed assets and construction-in-progress		2,914,696	2,776,708	435,726
Dividends payable		13,749	13,746	2,157
Income tax payable		697	2,597	408
Current portion of lease liabilities	8	61,880	63,249	9,925
Accruals and other payables	28	1,849,656	1,955,175	306,809
Other current liability		14,834	3,541	555

		7,144,739	8,040,168	1,261,677

Total liabilities		8,624,284	10,198,986	1,600,443

Total equity and liabilities		36,780,453	37,403,422	5,869,413

The accompanying notes are an integral part of these consolidated financial statements.

*
Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.3726, the certified exchange rates for December 30, 2021 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2021 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2019	2020	2021	2021
		RMB	RMB	RMB	US$*
Revenue from Railroad and Related Business
Passenger		8,009,590	4,114,522	6,169,109	968,068
Freight		2,112,596	1,698,576	2,035,437	319,404
Railway network usage and other transportation related services		9,903,382	9,572,330	10,814,585	1,697,045

		20,025,568	15,385,428	19,019,131	2,984,517
Revenue from other businesses		1,152,783	963,938	1,187,026	186,270

Total revenue		21,178,351	16,349,366	20,206,157	3,170,787

Operating expenses
Railroad business
Business tax and surcharge		(55,127)	(29,443)	(43,289)	(6,793)
Employee benefits	30	(7,507,439)	(7,185,147)	(8,147,798)	(1,278,567)
Equipment leases and services		(5,715,665)	(4,971,366)	(6,749,319)	(1,059,115)
Materials and supplies		(1,416,128)	(1,064,667)	(1,190,697)	(186,846)
Repair and facilities maintenance costs, excluding materials and supplies		(1,073,731)	(1,147,603)	(1,189,762)	(186,700)
Depreciation of right-of-use assets	8	(53,992)	(54,179)	(57,078)	(8,957)
Depreciation of fixed assets	6	(1,612,683)	(1,631,331)	(1,755,502)	(275,477)
Cargo logistics and outsourcing service charges		(220,113)	(462,708)	(595,048)	(93,376)
Utility and office expenses		(137,117)	(88,731)	(89,491)	(14,043)
Others	31	(1,150,190)	(607,130)	(657,303)	(103,145)

		(18,942,185)	(17,242,305)	(20,475,287)	(3,213,019)

Other businesses
Employee benefits	30	(571,504)	(499,288)	(541,665)	(84,999)
Materials and supplies		(320,748)	(232,112)	(306,890)	(48,158)
Depreciation of right-of-use assets	8	(11,332)	(11,332)	(11,332)	(1,778)
Depreciation of fixed assets	6	(24,615)	(30,848)	(30,608)	(4,803)
Utility and office expenses		(82,550)	(42,933)	(37,762)	(5,926)
Others	31	(123,480)	(127,972)	(171,098)	(26,849)

		(1,134,229)	(944,485)	(1,099,355)	(172,513)

Total operating expenses		(20,076,414)	(18,186,790)	(21,574,642)	(3,385,532)

Derecognition of land use right		—	1,188,645	—	—
Reversal of impairment losses on financial assets, net		—	358	40,613	6,373
Other (losses)/gains – net	32	(29,096)	(3,841)	134,718	21,140

Operating profit/(loss)		1,072,841	(652,262)	(1,193,154)	(187,232)
Finance costs – net	33	(56,710)	(60,645)	(74,576)	(11,702)
Share of results of associates, net of tax	11	(7,039)	22,162	18,144	2,847

Profit/( loss ) before income tax		1,009,092	(690,745)	(1,249,586)	(196,087)
Income tax (expense)/credit	34	(261,128)	132,645	275,623	43,251

Profit/( loss ) for the year		747,964	(558,100)	(973,963)	(152,836)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands, except per share and per ADS data)

		Years ended December 31
	Note	2019		2020		2021		2021
		RMB		RMB		RMB		US$*
Profit/(Loss) for the year			747,964		(558,100)		(973,963)		(152,836)
Other comprehensive income			—		—		—		—

Total comprehensive income for the year, net of tax			747,964		(558,100)		(973,963)		(152,836)

Profit/(Loss) attributable to:
Equity holders of the Company			748,439		(557,876)		(973,119)		(152,704)
Non-controlling interests			(475)		(224)		(844)		(132)

			747,964		(558,100)		(973,963)		(152,836)

Total comprehensive income attributable to:
Equity holders of the Company			748,439		(557,876)		(973,119)		(152,704)
Non-controlling interests			(475)		(224)		(844)		(132)
			747,964		(558,100)		(973,963)		(152,836)
Earnings/(Loss) per share for profit attributable to the equity holders of the Company during the year
- Basic loss per share	35	RMB	0.11	RMB	(0.08)	RMB	(0.14)	USD	(0.02)

- Diluted loss per share	35	RMB	0.11	RMB	(0.08)	RMB	(0.14)	USD	(0.02)
Earnings/(Loss) per equivalent ADS
- Basic loss per share	35	RMB	5.28	RMB	(3.94)	RMB	(6.87)	USD	(1.08)
- Diluted loss per share	35	RMB	5.28	RMB	(3.94)	RMB	(6.87)	USD	(1.08)

The accompanying notes are an integral part of these consolidated financial statements.

*
Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.3726, the certified exchange rates for December 30, 2021 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2021or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED CASH FLOWS STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands)

			Years ended December 31
	Note		2019	2020	2021	2021
			RMB	RMB	RMB	US$*
Cash flows from operating activities:
Cash generated from operations	37(a	)	2,748,668	1,587,621	1,002,880	157,374
Income tax paid			(353,423)	(251,448)	(412)	(65)

Net cash generated from operating activities			2,395,245	1,336,173	1,002,468	157,309

Cash flows from investing activities:
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets and construction-in-progress, net of related payables			(2,441,116)	(853,347)	(1,060,262)	(166,378)
Proceeds from disposal of fixed assets	37(b	)	3,036	32,599	29,196	4,581
Proceeds from disposal of other long-term assets			263,943	132,086	93,802	14,720
Interest received on term deposits with maturities more than three months			857	—	1,350	212
Payments for financial assets at fair value through other comprehensive income			(29,799)	(26,586)	—	—
Decrease in term deposits with maturities more than three months			—	—	60,000	9,415
Increase in term deposits with maturities more than three months			109,000	(220,000)	(60,000)	(9,415)
Dividends received			7,047	7,735	9,802	1,538

Net cash used in investing activities			(2,087,032)	(927,513)	(926,112)	(145,327)

Cash flows from financing activities:
Dividends paid to the Company’s shareholders			(425,012)	(425,012)	—	—
Payment of lease liabilities			(59,620)	(60,750)	(62,126)	(9,749)

Net cash used in financing activities			(484,632)	(485,762)	(62,126)	(9,749)

Net (decrease) /increase in cash and cash equivalents			(176,419)	(77,102)	14,230	2,233

Cash and cash equivalents, at beginning of year			1,738,753	1,562,334	1,485,232	233,065

Cash and cash equivalents, at end of year	21		1,562,334	1,485,232	1,499,462	235,298

The accompanying notes are an integral part of these consolidated financial statements.

*
Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.3726, the certified exchange rates for December 30, 2021 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2021 or on any other date.

Chairman	General Manager	Chief Accountant

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital (Note 23)	Share premium	Statutory surplus reserve (Note 23)	Discretionary surplus reserve (Note 23)	Other reserves (Note 23)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2 019	7,083,537	11,562,657	2,702,161	304,059	181,941	7,017,944	28,852,299	(35,970)	28,816,329
Total comprehensive income	—	—	—	—	—	748,439	748,439	(475)	747,964
Profit for the year	—	—	—	—	—	748,439	748,439	(475)	747,964
Other c omprehensive income	—	—	—	—	—	—	—	—	—
Special reserve - Safety Production Fund (Note 23)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	264,871	(264,871)	—	—	—
Utilization	—	—	—	—	(264,871)	264,871	—	—	—
Appropriations from retained earnings (Note 23)	—	—	78,264	—	—	(78,264)	—	—	—
Transaction with owners:	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)
Dividend relating to 2018 (Note 36)	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)
Balance at December 31, 2019	7,083,537	11,562,657	2,780,425	304,059	181,941	7,263,107	29,175,726	(36,445)	29,139,281

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital (Note 23)	Share premium	Statutory surplus reserve (Note 23)	Discretionary surplus reserve (Note 23)	Other reserves (Note 23)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2020	7,083,537	11,562,657	2,780,425	304,059	181,941	7,263,107	29,175,726	(36,445)	29,139,281
Total comprehensive income	—	—	—	—	—	(557,876)	(557,876)	(224)	(558,100)
Loss for the year	—	—	—	—	—	(557,876)	(557,876)	(224)	(558,100)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve - Safety Production Fund (Note 23)	—	—	—	—	—	—	—	—	—
Appropriation	—	—	—	—	281,277	(281,277)	—	—	—
Utilization	—	—	—	—	(281,277)	281,277	—	—	—
Appropriations from retained earnings (Note 23)	—	—	—	—	—	—	—	—	—
Transaction with owners:	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)
Dividend relating to 2019 (Note 36)	—	—	—	—	—	(425,012)	(425,012)	—	(425,012)
Balance at December 31, 2020	7,083,537	11,562,657	2,780,425	304,059	181,941	6,280,219	28,192,838	(36,669)	28,156,169

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(Amounts in thousands)

	Attributable to equity holders of the Company
	Share capital (Note 23)	Share premium	Statutory surplus reserve (Note 23)	Discretionary surplus reserve (Note 23)	Other reserves (Note 23)	Retained earnings	Total	Non-controlling interests	Total equity
Balance at January 1, 2021	7,083,537	11,562,657	2,780,425	304,059	181,941	6,280,219	28,192,838	(36,669)	28,156,169
Total comprehensive income	—	—	—	—	—	(973,119)	(973,119)	(844)	(973,963)
Loss for the year	—	—	—	—	—	(973,119)	(973,119)	(844)	(973,963)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Special reserve - Safety Production Fund (Note 23)	—	—	—	—	11,884	—	11,884	—	11,884
Appropriation	—	—	—	—	126,524	—	126,524	—	126,524
Utilization	—	—	—	—	(114,640)	—	(114,640)	—	(114,640)
Appropriations from retained earnings (Note 23)	—	—	—	—	—	—	—	—	—
Others (Note 11)	—	—	—	—	10,346	—	10,346	—	10,346

Balance at December 31, 2021	7,083,537	11,562,657	2,780,425	304,059	204,171	5,307,100	27,241,949	(37,513)	27,204,436

Balance at December 31, 2021 (US$*)	1,111,562	1,814,433	436,310	47,713	32,039	832,800	4,274,857	(5,887)	4,268,970

The accompanying notes are an integral part of these consolidated financial statements.

*
Translation of amounts from Renminbi (“RMB”) into United States dollars (“US$”) for the convenience of the reader has been made at US$1.00=RMB6.3726, the certified exchange rates for December 30, 2021 as published by the Federal Reserve Board of the United States. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 30, 2021 or on any other date.

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
The registered address of the Company is No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the People’s Republic of China.
The financial statements were authorized for issue by the board of directors of the Company on April 28, 2022.
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
As at December 31, 2021, the Group had net current liabilities of RMB1,304,655,000 and capital expenditures contracted for but not recognized as liabilities of RMB46,553,000 (see note 39). Considering the current financial position, operating plan and usable bank facilities amounting to RMB1,500,000,000 of the Group, the Board of Directors believes that the Group has sufficient liquidity for the following 12 months. The Group therefore continues to adopt the going concern basis in preparing its consolidated financial statements.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1	Basis of preparation (continued)

(d)	New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2021:

•	Covid-19-Related Rent Concessions – amendments to IFRS 16 ;

•	Interest Rate Benchmark Reform Phase 2 – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

(e)	New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Effective for annual periods beginning on or after
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	1 January 2022
Annual Improvements to IFRS Standards 2018–2020		1 January 2022
Amendments to IFRS 3	Business Combination	1 January 2022
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	1 January 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2023
IFRS 17	Insurance Contracts	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2	Subsidiaries

2.2.1	Consolidation
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
Dividends from such investments continue to be recognized in profit or loss as ‘other (losses)/gains-net’ when the Group’s right to receive payments is established.
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
The Group’s financial liabilities include trade and bill payables, other payables (excluding other tax payables, employee salary and benefits payables and advances), payables for fixed assets and construction-in-progress,
dividends payable and lease liabilities.
Trade and bill payables and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.
Trade and bill payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current
liabilities.
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
Revenue from railway network usage and other transportation related services
Revenue from railway network usage and other transportation related services, mainly consist of network usage services (locomotive traction, track usage and electric catenaries service, etc.) and railway operation services and other services, are rendered by the Group together with other railway companies in the PRC. The information relating to network usage service is captured and processed by the central clearance system of CSRG. The revenue from network usage services are recognized overtime in the accounting period in which the services are rendered. Railway operation services and other services are rendered solely by the Group and all proceeds are collected by the Group directly.
When the services rendered by the Group exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

(b)	Revenue from other businesses
Revenue from other business mainly consist of
on-board
catering services, leasing, sales of materials, sale of goods and other businesses related to railway transportation. Revenues from on-board
catering services are recognized overtime when the related services are rendered. Revenues from sales of materials and supplies and sale of goods are recognized when the respective materials and goods are delivered to customers at appoint in time. Revenue from operating lease arrangements on certain properties and locomotives is recognized overtime on a straight-line basis over the period of the respective leases.

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
Interest income on financial assets at amortized cost calculated using the effective interest method is recognized in profit or loss as part of ‘other (losses)/gains-net’.
Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

2.24	Dividend income
Dividends are recognized as ‘other losses/gains-net’ in profit or loss when the right to receive payment is established.

2.25	Government grants
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
For the lease of land, in connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with a parcel of land, on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group.

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
Dividend distribution to the shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the shareholders of the Company.

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
The following table shows the Group’s foreign currency denominated monetary assets and liabilities (in RMB thousands equivalent):

	Currency	As at December 31
	denomination	2020	2021
Monetary assets
Cash and cash equivalents	HKD	27,003	23,122
Cash and cash equivalents	USD	29	—
Other receivables	HKD	—	440

		27,032	23,562
Monetary liabilities
Other payables	HKD	132	—

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with monetary assets and liabilities are shown above. The Group has not used any means to hedge the exposure.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.1	Financial risk factor (continued)

(a)	Market risk (continued)

(i)	Foreign currency risk (continued)

As at December 31, 2021, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, loss after tax for the year would have been RMB884,000 (2020: RMB1,008,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of
HKD-denominated
cash in banks. The impact of exchange fluctuations of USD is not expected to be significant.

(ii)	Cash flow and fair value interest rate risk
Other than deposits held in banks and long-term receivable, the Group does not have significant interest-bearing assets or liabilities. The average interest rate of cash and cash equivalents, short-term deposits and long-term deposits in the PRC are 1.35%, 2.25% and 4.13% respectively (2020: 1.32%, 2.25% and 4.13% respectively) per annum. Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have a significant impact to the Group.
As at December 31, 2021 and 2020, the Group had no interest bearing debts, which may expose the Group to any interest rate risk.

(iii)	Other price risk
The Group’s exposure to price risk arises from equity investments held by the Group and classified as FVOCI (note 15).
As at December 31, 2021, if the expected price of the equity investments held by the Group increased/decreased by 5% with all other variables held constant, other comprehensive income for the year would have been RMB17,389,000 (2020: RMB14,161,000) higher/lower.

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
For trade and other receivables as well as long-term receivable, the Group manages the credit risk exposure by setting related policies. The Group set credit period for its customers/debtors considering the customers/debtors’ financial conditions, the possibilities of obtaining collaterals from third parties, credit records and other factors comprehensively. The credit period are monitored on an ongoing basis by the management. For those customers/debtors with poor credit records, the Group mitigates credit risk by setting a shorter credit period or cancelling the credit period.
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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3. 1	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

The Group categorizes the trade receivables into the following portfolios based on credit risk characteristics:

•	Portfolio 1: receivable incurred from revenues collected and settled through the CSRG;

•	Portfolio 2: receivable incurred from revenue from railway operation;

•	Portfolio 3: receivable incurred from revenue other than railway operation and revenues collected and settled without the CSRG; and

•	Portfolio 4: bank acceptance that represents lower credit risk.
Provision for credit losses are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information. In considering the forwarding-looking information, the Group considers the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.
In 2021, the Group takes into consideration the uncertainty affected by the outbreak of Coronavirus Disease 2019
(“COVID-19
outbreak”).
On that basis, the loss provision as at December 31, 2021 and 2020 was determined for trade receivables (in RMB thousands) as follows:

	As at December 31, 2020			As at December 31, 2021
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Portfolio 1	202,484	—	—	121,287	—	—
Portfolio 2	3,429,198	1.68%	(57,690)	4,145,617	0.50%	(20,691)
Portfolio 3	150,699	2.00%	(3,014)	153,021	2.00%	(3,060)

	3,782,381		(60,704)	4,419,925		(23,751)

The loss provision for trade receivables as at December 31, 2021 and 2020 reconciles to the opening loss provision as follows:

	Trade receivables
	2020 RMB’000	2021 RMB’000
Opening loss provision as at January 1	61,135	60,704
Receivables written off during the year as uncollectible	(73)	—
Reversal of impairment loss provision	(358)	(36,953)

Closing loss provision at December 31	60,704	23,751

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3	Financial risk factor (continued)

(b)	Credit risk (continued)

(ii)	Impairment of financial assets (continued)

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
On that basis, the loss provision as at December 31, 2021 and 2020 for other receivables was as follows (in RMB thousands):

	As at December 31, 2020			As at December 31, 2021
	Carrying amount	ECL rates	Loss provision	Carrying amount	ECL rates	Loss provision
Stage 1 (Portfolio)	379,116	1.57%	(5,959)	289,495	0.65%	(1,872)
Stage 1 (Individual)	222,705	—	—	128,902	—	—
Stage 2	—	—	—	—	—	—
Stage 3	4,631	100%	(4,631)	4,631	100%	(4,631)

	606,452		(10,590)	423,028		(6,503)

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
As at December 31, 2021, the Group had net current liabilities of RMB1,304,655,000 and capital expenditure contracted for but not recognized as liabilities of RMB46,553,000 (see note 39). Taking into account of the factors mentioned in note 2.1(c), the Board of Directors believes that the Group has sufficient liquidity for the following 12 months.

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

	Less than 1 year	Between 1 and 5 years	Over 5 years	Carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000
At December 31, 2020
Trade and other payables excluding non-financial liabilities	3,417,934	—	—	3,417,934
Payables for fixed assets and construction-in-progress	2,914,696	—	—	2,914,696

Lease liabilities	61,880	258,820	5,665,980	5,986,680

Dividends payable	13,749	—	—	13,749

	6,408,259	258,820	5,665,980	12,333,059

At December 31, 2021
Trade and bill payables and other payables excluding non-financial liabilities	4,483,180	—	—	4,483,180
Payables for fixed assets and construction-in-progress	2,776,708	—	—	2,776,708

Lease liabilities	63,249	263,961	5,598,450	5,925,660

Dividends payable	13,746	—	—	13,746

	7,336,883	263,961	5,598,450	13,199,294

3.2	Capital risk management
The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
As at December 31, 2021 and 2020, the Group has no short-term loans, long-term loans, bond payables or long-term payables. Management considered that such capital structure is appropriate.

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
According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
As at December 31, 2021 and 2020, the Group did not have any financial instruments that were measured at fair value except for FVOCI (note 15).
The following table presents the Group’s assets that are measured at fair value at December 31, 2021:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI	—	—	463,696	463,696

The following table presents the Group’s assets that are measured at fair value at December 31, 2020:

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVOCI	—	—	377,631	377,631

There were no transfers between levels 1, 2 and 3 or changes in valuation techniques during the year (2020: nil).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

3.	FINANCIAL RISK MANAGEMENT (CONTINUED)

3.3	Fair value estimation (continued)

The following table presents the changes in level 3 items for the periods ended December 31, 2021 and 2020:

Financial assets at FVOCI
Opening balance as at January 1, 2020	351,045
Acquisitions	26,586

Closing balance December 31, 2020	377,631
Acquisitions	86,065

Closing balance as at December 31, 2021	463,696

Financial assets and liabilities of the Group measured at amortized cost include trade and other receivables, long-term receivable, term deposits, cash and cash equivalents, and trade and bill payables and other payables, of which the fair values approximate their carrying amounts.

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

(a)	Provision for impairment of trade receivables
The provision for impairment of trade receivables are recognized on the basis of exposure at default and ECL rates which include consideration of historical credit loss experience, current status and forward-looking information, taking into account the customers/debtors’ credit records, historical payment records, financial conditions and the capabilities of collaterals and guarantors comprehensively. The Group reviews the key assumptions related to ECL calculation on a regular basis. In 2021, the Group took into consideration the uncertainty affected by the
COVID-19
outbreak, and incorporate relevant impacts into the key macro-economic assumptions and factors used in the forward-looking estimation, such as the risk of economy downturn, external market environment, technical environment and changes in customer’s conditions.
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
In 2021, the Group’s transportation business was greatly affected by the
COVID-19
outbreak and the relevant control and prevention measures. Recoverable amount of CGU when goodwill is included in the carrying amount of that unit based on value-in-use
calculations which require the use of assumptions. The key assumptions used by the management is disclosed in note (9).
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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (CONTINUED)

The segment results for 2019, 2020 and 2021 are as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment revenue
– Railroad and Business	20,025,568	15,385,428	19,019,131	—	—	—	—	—	—	20,025,568	15,385,428	19,019,131

– Revenue from external customers	20,025,568	15,385,428	19,019,131	—	—	—	—	—	—	—	—	19,019,131
– Inter segment revenue	—	—	—	—	—	—	—	—	—	—	—	—
– Other Businesses	938,066	859,658	1,081,538	271,452	144,203	205,608	(56,735)	(39,923)	(100,120)	1,152,783	963,938	1,187,026

– Revenue from external customers	938,066	859,658	1,081,538	214,717	104,280	105,488	—	—	—	1,152,783	963,938	1,187,026
– Inter segment revenue	—	—	—	56,735	39,923	100,120	(56,735)	(39,923)	(100,120)	—	—	—

Total revenue	20,963,634	16,245,086	20,100,669	271,452	144,203	205,608	(56,735)	(39,923)	(100,120)	21,178,351	16,349,366	20,206,157

Timing of revenue recognition
– Over time	20,826,847	16,139,060	19,908,398	110,214	47,619	111,941	(56,735)	(39,923)	(100,120)	20,880,326	16,146,756	19,920,219
– At a point in time	136,787	85,664	154,811	161,238	74,118	71,895	—	—	—	298,025	159,782	226,706
– Lease	—	20,362	37,460	—	22,466	21,772	—	—	—	—	42,828	59,232

	20,963,634	16,245,086	20,100,669	271,452	144,203	205,608	(56,735)	(39,923)	(100,120)	21,178,351	16,349,366	20,206,157

Segment result	1,045,581	(584,770)	(1,150,323)	(36,489)	(105,975)	(93,152)	—	—	(6,111)	1,009,092	(690,745)	(1,249,586)

Finance costs - net	56,439	60,464	74,382	271	181	194	—	—	—	56,710	60,645	74,576
Share of results of associates, net of tax	(7,039)	22,162	18,144	—	—	—	—	—	—	(7,039)	22,162	18,144
Depreciation of fixed assets	1,633,185	1,657,475	1,781,921	4,113	4,704	4,190	—	—	—	1,637,298	1,662,179	1,786,110
Depreciation of right-of-use assets	53,992	54,179	57,078	11,332	11,332	11,332	—	—	—	65,324	65,511	68,410
Amortization of long-term prepaid expenses	16,008	18,886	26,760	430	454	621	—	—	—	16,438	19,340	27,381
Impairment of fixed assets	20,697	11,835	16,796	—	—	—	—	—	—	20,697	11,835	16,796
Provision for impairment of materials and supplies	10,793	—	5,695	—	—	—	—	—	—	10,793	—	5,695
Reversal of impairment losses on financial assets	—	(78)	(40,608)	—	(280)	(5)	—	—	—	—	(358)	(40,613)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

5.	SEGMENT INFORMATION (CONTINUED)

A reconciliation of the segment results to profit/(loss) of 2019, 2020 and 2021 is as follows:

	The Railway Transportation Business			All other segments			Elimination			Total
	2019	2020	2021	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment result	1,045,581	(584,770)	(1,150,323)	(36,489)	(105,975)	(93,152)	—	—	(6,111)	1,009,092	(690,745)	(1,249,586)
Income tax (expense)/credit	(262,942)	130,468	272,442	1,814	2,177	3,181	—	—	—	(261,128)	132,645	275,623

Profit/(loss) for the year	782,639	(454,302)	(877,881)	(34,675)	(103,798)	(89,971)	—	—	(6,111)	747,964	(558,100)	(973,963)

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Railway Transportation Business		All other segments		Elimination		Total
	2020	2021	2020	2021	2020	2021	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Total segment assets	36,573,556	37,375,745	443,479	425,806	(236,582)	(398,129)	36,780,453	37,403,422

Total segment assets include:
Investment in associates	196,848	225,338	—	—	—	—	196,848	225,338
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,748,748	1,744,117	679	662	—	—	1,749,427	1,744,779

Total segment liabilities	8,184,773	9,767,619	656,875	735,783	(217,364)	(304,415)	8,624,284	10,198,986

Revenues of approximately RMB5,511,617,000 (
2019: RMB4,400,273,000 and 2020:
RMB4,502,560,000) were derived from Guangzhou Railway Group and its subsidiaries. These revenues are attributable to the Railway Transportation Business. Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues
.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

6.	FIXED ASSETS-NET

	Buildings	Tracks, bridges and service roads	Locomotives and rolling stock	Communications and signaling systems	Other machinery and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2020
Cost	7,825,870	14,817,730	8,102,522	1,852,565	6,757,634	39,356,321
Accumulated depreciation	(3,141,585)	(3,716,630)	(2,905,802)	(1,415,922)	(4,579,251)	(15,759,190)
Impairment	(23,578)	—	—	—	(7,472)	(31,050)

Net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081

Year ended December 31, 2020
Opening net book amount	4,660,707	11,101,100	5,196,720	436,643	2,170,911	23,566,081
Other additions	4,196	—	47,666	2,178	98,138	152,179
Transfer in from construction-in-progress (Note 7)	396,446	198,800	1,932	28,733	154,590	780,501
Transfer out to construction-in-progress for improvement/ modifications (Note 7)	(129)	(231,996)	(434,216)	(9,759)	(9,028)	(685,129)
Transfer in from construction-in-progress after repair	6,291	292,244	744,298	38,726	20,241	1,101,800
Reclassifications	—	—	—	45	(45)	—
Disposals	(26,206)	(95,020)	(68,749)	(5,747)	(29,281)	(225,003)
Depreciation charges	(335,123)	(218,396)	(669,210)	(90,451)	(348,999)	(1,662,179)
Impairment charge	—	—	(11,835)	—	—	(11,835)

Closing net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415

At December 31, 2020
Cost	8,183,873	14,896,863	7,750,874	1,829,279	6,837,991	39,498,880
Accumulated depreciation	(3,454,113)	(3,850,131)	(2,932,433)	(1,428,911)	(4,773,992)	(16,439,580)
Impairment	(23,578)	—	(11,835)	—	(7,472)	(42,885)

Net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415

Year ended December 31, 2021
Opening net book amount	4,706,182	11,046,732	4,806,606	400,368	2,056,527	23,016,415
Other additions	5,122	—	—	2,809	63,109	71,040
Government grant (c)	428,735	211,040	—	3,193	30,910	673,878
Transfer in from construction-in-progress (Note 7)	825,810	57,920	42,714	557,380	258,109	1,741,933
Transfer out to construction-in-progress for improvement/ modifications (Note 7)	—	(489,377)	(1,397,690)	(15,344)	(1,463)	(1,903,874)
Transfer in from construction-in-progress after repair	317	690,534	1,585,558	26,457	3,596	2,306,462
Reclassifications	—	—	—	(9,107)	9,107	—
Disposals	(13,250)	(15)	(59,370)	(6,515)	(15,856)	(95,006)
Depreciation charges	(382,616)	(218,677)	(648,769)	(128,266)	(407,782)	(1,786,110)
Impairment charge	—	(16,796)	—	—	—	(16,796)
Impairment write-off	322	—	—	—	1,897	2,219

Closing net book amount	5,570,622	11,281,361	4,329,049	830,975	1,998,154	24,010,161

At December 31, 2021
Cost	9,428,440	15,346,319	6,981,827	2,242,637	7,062,632	41,061,855
Accumulated depreciation	(3,834,561)	(4,048,162)	(2,640,943)	(1,411,662)	(5,058,903)	(16,994,231)
Impairment	(23,257)	(16,796)	(11,835)	—	(5,575)	(57,463)

Net book amount	5,570,622	11,281,361	4,329,049	830,975	1,998,154	24,010,161

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

6.	FIXED ASSETS-NET (CONTINUED)

(a)
As at December 31, 2021, the ownership certificates of certain buildings of the Group with an aggregate carrying value of approximately RMB1,903,653,000 (2020: RMB1,518,731,000) had not been obtained by the Group.

These kind of buildings are classified as below:

	Carrying value as at December 31 2020 RMB’000	Carrying value as at December 31 2021 RMB’000	Reason for delay in obtaining the ownership certificates
Certificates for buildings under application procedures	980,689	1,367,851
The Group commenced such application procedures with the respective authorities in China, there has been progress made and the Group’s management does not expect any major difficulties in obtaining the remaining ownership certificates.

Certain buildings located on the land of which the land use right certificates have not been obtained	48,103	47,656
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

Certain buildings attached to pieces of land which is held by lease	489,939	488,146
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

(b)	As at December 31, 2021, fixed assets of the Group with an aggregate net book value of approximately RMB175,184,000 (2020: RMB171,954,000) had been fully depreciated but they were still in use.

(c)
According to the agreements regarding on the relocation project of old Dongguan Station jointly signed by Dongguan Municipal People’s Government (the “Government”), the Guangzhou Railway Group and the Company, the Government transferred the asset rights of the New Dongguan Station funded by the Government to the Company for free in October 2021. Total value of the related assets was RMB673,878,000. Such government grants relating to fixed assets were recognized as deferred income (Note 24) and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

7.	CONSTRUCTION-IN-PROGRESS

	2020	2021
	RMB’000	RMB’000
At 1 January	2,378,974	2,778,676
Transfer in from fixed assets for improvement/modifications (Note 6)	685,128	1,903,874
Other additions	1,596,875	954,780
Transfer to fixed assets (Note 6)	(780,501)	(1,741,933)
Transfer out to fixed assets after improvement/modifications (Note 6)	(1,101,800)	(2,306,462)

At 31 December	2,778,676	1,588,935

Construction-in-progress as at December 31, 2021 mainly comprise of improvement projects for road existing railway equipment in the PRC.
For the year ended December 31, 2021, no interest expense (
2020 and 2019
: nil) had been capitalized in the
construction-in-progress
balance as there were no third party borrowings during the year.
As at December 31, 2021, the balance of the provision for writing down the construction-in-progress
was approximately RMB15,456,000 (2020: RMB15,456,000).

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(1)	RIGHT-OF-USE ASSETS

	2021
	Land use right (a)	Lease of Land use right	Total
	RMB’000	RMB’000	RMB’000
Cost
As at December 31, 2020	2,398,881	1,379,254	3,778,135
Additions	334	989	1,323

As at December 31, 2021	2,399,215	1,380,243	3,779,458

Accumulated depreciation
As at December 31, 2020	(567,909)	(26,756)	(594,665)
Additions	(52,163)	(16,248)	(68,411)

As at December 31, 2021	(620,072)	(43,004)	(663,076)

Net book value
As at December 31, 2021	1,779,143	1,337,239	3,116,382

As at December 31, 2020	1,830,972	1,352,498	3,183,470

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (CONTINUED)

(2)	LEASE LIABILITIES

	2021	2020
	RMB’000	RMB’000
Lease liabilities	1,384,084	1,377,573
Less: current portion of lease liabilities	(63,249)	(61,880)

	1,320,835	1,315,693

The amounts recognized in the Consolidated Comprehensive Income Statement for the year relating to the lease contracts are as follows:

	2020	2021
	RMB’000	RMB’000
Depreciation charge of right-of-use assets	65,511	68,410
Interest expense on lease liabilities	57,629	67,648
Expense relating to short-term leases	846,606	1,688,137

	969,746	1,824,196

The total cash outflow for leases in 2021 was RMB1,749,164,000 (2020: RMB907,355,000)
The remaining lease period of
right-of-use
assets as at December 31, 2021 was lease of between 3 to 85 years.

(a)
As at December 31, 2021, the ownership certificates of land with an aggregate carrying value of approximately RMB52,884,000 (2020: RMB54,882,000)

that was acquired through assets/business acquisition and group restructuring have not yet been changed from the names of the respective original owners to the name of the Company; and the ownership certificates of the land use rights of the Group with an aggregate carrying value of approximately RMB1,154,591,000 (2020: RMB1,182,379,000) had not been obtained by the Group due to the following fact:

	Carrying value as at December 31 2021 RMB’000	Reason for delay in obtaining the ownership certificates

Certain pieces of land associated with the operations of Guangshen Line IV, one of the railway lines operated by the Company	1,154,591	Due to the fact that Guangshen Line IV spans across several cities, counties and villages in China, it is practically cumbersome and time consuming for the Group to coordinate and execute the procedures for acquiring the respective land use rights certificates with the respective local bureaus and authorities governing the title registration and transfer, and therefore, the progress of acquiring the formal title certificates has been progressing slowly.
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
Year ended December 31, 2020 and 2021
Opening net book amount	281,255
Additions	—
Impairment	—

Closing net book amount	281,255

Year ended December 31, 2019 and 2020
Opening net book amount	281,255
Additions	—
Impairment	—

Closing net book amount	281,255

On December 31, 2021 and 2020, the outstanding balance of goodwill arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company in 2007.
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
Goodwill is allocated to CGU for the purpose of impairment testing, by comparing the carrying amount with the recoverable amount of Combined Railway Transportation Business. If the recoverable amount is lower than the carrying amount, the difference is recognized directly in profit or loss. The allocation is not changed in 2021.
In 2021 and 2020, the Group’s Combined Railway Transportation Business was greatly affected by the
COVID-19
outbreak and the relevant control and prevention measures. Based on the assessment result, there is no need to recognize impairment charges against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

9.	GOODWILL (CONTINUED)

By taking into consideration of the uncertainly of the development of
COVID-19
outbreak and the relevant control and prevention measures, the Group estimated the growth rate and gross margin based on past experience and its expectations for the market development. The management expect the impact of the
COVID-19
epidemic on the Group’s business would recover in the coming
1-2
years, and the revenue growth rate within the five-year period would reach up to
10
%. Cash flows beyond the five-year period are extrapolated using the estimated growth rates, which doesn’t exceed the long-term average growth rate of the industry. The discount rate used is pre-tax
and reflect specific risks relating to the railway transportation business segment.
As at December 31, 2021, the recoverable amount calculated based on value-in-use
exceeded carrying value of the CGU by RMB3,495 million (2020: RMB3,937 million).
The key assumptions used for
value-in-use
calculations are as follows:

Railroad business	2020	2021
Revenue growth rate (within the five-year period)	8% - 32%	6% - 10%
Long-term growth rate (beyond the five-year period)	3%	3%
Gross margin	3% - 8%	-1% - 7%
Pre-tax discount rate	12%	12%
Even if the long-term growth rate used in the
value-in-use
calculation for the CGU in Combined Railway Transportation Business had been 10% lower than management’s estimates as at December 31, 2021, the Group would not need to recognize impairment charges against goodwill.
Even if the estimated
pre-tax
discount rate applied to the discounted cash flows for the CGU in Combined Railway Transportation Business had been 1% higher than management’s estimates as at December 31, 2021, the Group would not need to recognize impairment charges against goodwill.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	SUBSIDIARIES
The following is a list of the principal subsidiaries at
December 31, 2021:

Name of the entity	Place of incorporation and nature of legal entity	Principal activities and place of operation	Proportion of equity interests held by the Company (%)	Proportion of equity interests held by the Group (%)	Proportion of equity interests held by non-controlling interests (%)	Registered capital RMB’000
Dongguan Changsheng Enterprise Company Limited	China, limited liability company	Warehousing in the PRC	51%	51%	49%	38,000
Shenzhen Fu Yuan Enterprise Development Company Limited	China, limited liability company	Hotel management in the PRC	100%	100%	—	18,500
Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—	10,000
Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	China, limited liability company	Catering management in the PRC	100%	100%	—	2,000
Shenzhen Railway Station Passenger Services Company Limited	China, limited liability company	Catering services and sales of merchandise in the PRC	100%	100%	—	1,500
Guangshen Railway Station Dongqun Trade and Commerce Service Company Limited (“Dongqun Trade and Commerce Service”) (ii)	China, limited liability company	Sales of merchandises in the PRC	—	—	—	1,020
Guangzhou Railway Huangpu Service Company Limited	China, limited liability company	Cargo loading and unloading, warehousing, freight transportation in the PRC	100%	100%	—	379
Zengcheng Lihua Stock Company Limited (“Zengcheng Lihua”)(i)	China, limited liability company	Real estate construction, provision of warehousing, cargo uploading and unloading services in the PRC	44.72%	44.72%	55.28%	107,050

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

10.	SUBSIDIARIES (CONTINUED)

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

As at December 31, 2021, the
non-wholly
owned subsidiaries individually and in aggregate is not significant to the Group. Therefore, financial information of the non-wholly
owned subsidiaries are not disclosed.

(ii)	In 2021, Dongqun Trade and Commerce Service was liquidated.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	INVESTMENTS IN ASSOCIATES

	2020	2021
	RMB’000	RMB’000
Share of net assets	196,848	225,338
Less: provision for impairment	—	—

	196,848	225,338

The movement of investments in associates of the Group during the year is as follows:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Beginning of the year	181,725	174,686	196,848
Share of results after tax	(7,039)	22,162	18,144
Equity dilution (a)	—	—	10,346

End of the year	174,686	196,848	225,338

As at December 31, 2021, the Group had direct interests in the following companies which are incorporated/established and are operating in the PRC:

Name of the entity	Percentage of equity interest attributable to the Company	Paid-in capital	Principal activities
Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”)	49%	RMB343,050,000	Properties leasing and trading of merchandise
Shenzhen Guangzhou Railway Civil Engineering Company (“Shentu”) (a)	24.42%	RMB206,670,000	Construction of railroad properties
The above associates are limited liability companies and are unlisted companies. There are no significant contingent liabilities relating to the Group’s interest in the associates and there are no significant restrictions on the transfer of assets or earnings from the associates to the Group.

(a)
On March 2021, according to the resolution passed in the shareholders’ meeting of Shentu, Guangzhou Railway Group increased investment amounted to RMB156,200,000 to Shentu with the equity interests of four subsidiaries, thus the proportion of equity interests in Shentu held by Guangzhou Railway Group was changed from 51% to 75.58%, and the proportion of equity interests in Shentu held by the Company was diluted from 49% to 24.42%. The Group recognized dilution gain amounted to RMB10,346,000 in other reserve.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

11.	INVESTMENTS IN ASSOCIATES (CONTINUED)

Set out below are the summarized financial information for Tiecheng and Shentu which are accounted for using the equity method in the consolidated financial statements.
Summarized balance sheets:

	Tiecheng		Shentu
	2020	2021	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	93,571	112,241	1,974,930	3,311,999
Non-current assets	373,860	367,349	10,209	31,500

Total assets	467,431	479,590	1,985,139	3,343,499

Current liabilities	221,928	219,973	1,828,909	2,941,676

Equity	245,503	259,617	156,230	401,823

Share of net assets	120,296	127,213	76,552	98,125

Carrying amount of interest in associates	120,296	127,213	76,552	98,125

Summarized comprehensive income statements:

	Tiecheng			Shentu
	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue	45,673	43,241	46,371	1,222,250	1,519,711	3,039,786
Net profit/(loss)	(23,350)	29,202	14,114	8,986	16,027	54,062

Total comprehensive income/(loss) for the year	(23,350)	29,202	14,114	8,986	16,027	54,062

Reconciliation of the summarized financial information presented to the carrying amount of its interests in associates as follows:

	Tiecheng			Shentu			Total
	2019	2020	2021	2019	2020	2021	2019	2020	2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Opening net assets	239,651	216,301	245,503	131,217	140,203	156,230	370,868	356,504	401,733
(Loss)/profit for the year	(23,350)	29,202	14,114	8,986	16,027	54,062	(14,364)	45,229	68,176
Increase in net assets arising from capital injection by other shareholder (a)	—	—	—	—	—	191,531	—	—	191,531

Closing net assets	216,301	245,503	259,617	140,203	156,230	401,823	356,504	401,733	661,440

Percentage of ownership interest	49.00%	49.00%	49.00%	49.00%	49.00%	24.42%	—	—	—

Carrying value	105,987	120,296	127,213	68,699	76,552	98,125	174,686	196,848	225,338

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.	DEFERRED TAX ASSETS/(LIABILITIES)

	2020	2021
	RMB’000	RMB’000
Deferred tax assets	496,920	769,911
Less: Offsetting of deferred tax liabilities	(73,966)	(71,515)

Deferred tax assets (net)	422,954	698,396

Deferred tax liabilities	(132,879)	(127,935)
Less: Offsetting of deferred tax assets	73,966	71,515

Deferred tax liabilities (net)	(58,913)	(56,420)

	364,041	641,976

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2020	2021
	RMB’000	RMB’000
Deferred tax assets:
- Deferred tax assets to be recovered after more than 12 months	394,474	748,500
- Deferred tax assets to be recovered within 12 months	102,446	21,411

	496,920	769,911

Deferred tax liabilities:
- Deferred tax liabilities to be recovered after more than 12 months	(127,105)	(122,034)
- Deferred tax liabilities to be recovered within 12 months	(5,774)	(5,901)

	(132,879)	(127,935)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12.	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At January 1 2020	Credited/ (Charged) to the comprehensive income statement	At December 31 2020	Credited/ (Charged) to the comprehensive income statement	At December 31 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets:
Deductible tax losses	—	302,586	302,586	90,167	392,753
Impairment provision for receivables	17,821	(27)	17,794	(10,231)	7,563
Impairment provision for fixed assets and construction-in-progress	11,626	2,959	14,585	3,645	18,230
Impairment provision for materials and supplies	4,410	(4,410)	—	915	915
Differences in accounting base and tax base of government grants	23,251	2,015	25,266	169,185	194,451
Differences in accounting base and tax base of employee benefits obligations	50,803	35,317	86,120	10,178	96,298
Loss on disposal of fixed assets	25,115	(968)	24,147	525	24,672
Difference in accounting base and tax base of party organization activity fee	16,276	10,146	26,422	(2,793)	23,629
Difference in accounting base and tax base in the recognition of land disposal proceed	212,017	(212,017)	—	—	—
Difference in accounting base and tax base of safety production reserve	—	—	—	2,971	2,971

Others	5,029	(5,029)	—	8,429	8,429

	366,348	130,572	496,920	272,991	769,911

	At January 1 2020	(Credited)/ Charged to the comprehensive income statement	At December 31 2020	(Credited)/ Charged to the comprehensive income statement	At December 31 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax liabilities:
Differences in accounting base and tax base in recognition of fixed assets	5,251	(493)	4,758	(1,528)	3,230
Differences in accounting base and tax base in recognition of leasehold land payments	61,404	(2,491)	58,913	(2,493)	56,420
Changes in the fair value of available-for-sale financial assets	60,647	—	60,647	—	60,647
Others	9,201	(640)	8,561	(923)	7,638

	136,503	(3,624)	132,879	(4,944)	127,935

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

12	DEFERRED TAX ASSETS/(LIABILITIES) (CONTINUED)

Deferred income tax assets are recognized for tax loss carry-forwards and other temporary difference to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets in respect of tax losses and other temporary difference amounting to RMB323,478,000 (2020: RMB263,450,000) arising from operations of subsidiaries which do not foresee to have enough tax deductible assessable profits in the near future.

	2020	2021
	RMB’000	RMB’000
Tax losses that can be carried forward (a)	235,403	306,669
Deductible temporary differences	28,047	16,809

	263,450	323,478

(a)	The tax loss carry-forwards in which no deferred income tax assets were recognized will expire in the following years:

	2020	2021
	RMB’000	RMB’000
2021	22,090	—
2022	22,245	21,488
2023	36,393	36,393
2024	44,996	44,996
2025	109,679	109,246
2026	—	94,546

	235,403	306,669

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

13.	LONG-TERM PREPAID EXPENSES
The long-term prepaid expenses represented staff uniforms. The movements of long-term prepaid expenses are set forth as follows:

	2020	2021
	RMB’000	RMB’000
At January 1
Cost	129,575	151,997
Accumulated amortization	(88,768)	(108,108)

Net book amount	40,807	43,889

Year ended December 31
Opening net book amount	40,807	43,889
Additions	22,422	47,632
Amortization	(19,340)	(27,381)

Closing net book amount	43,889	64,140

At December 31
Cost	151,997	199,629
Accumulated amortization	(108,108)	(135,489)

Net book amount	43,889	64,140

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

14.	FINANCIAL INSTRUMENTS BY CATEGORY

	2020	2021
	RMB’000	RMB’000
Financial assets
Financial assets at amortized cost
Trade receivables and other receivables excluding prepayments (Notes 19 and 20)	4,317,539	4,812,699
Term deposits (Note 16)	220,000	220,000
Cash and cash equivalents (Note 21)	1,485,232	1,499,462
Long-term receivable (Note 17)	23,734	20,226
FVOCI (Note 15)	377,631	463,696

Total	6,424,136	7,016,083

	2020	2021
	RMB’000	RMB’000
Financial liabilities
Liabilities at amortized cost
Trade and bill payables and other payables excluding non-financial liabilities (Notes 26 and 28)	3,417,934	4,483,180
Payables for fixed assets and construction-in-progress	2,914,696	2,776,708
Dividends payable	13,749	13,746
Lease liabilities	1,377,573	1,384,084

Total	7,723,952	8,657,718

15.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

(a)	Classification of financial assets at FVOCI
Financial assets at FVOCI are equity securities which are strategic investments not held for trading, and which the Group has irrevocably elected at initial recognition to recognise in this category.

(b)	Equity investments at fair value through other comprehensive income

	2020	2021
	RMB’000	RMB’000
Non-current assets
Investments in unlisted companies	377,631	463,696

The FVOCI mainly represent equity interests held by the Group in certain unlisted companies with percentage ownership less than 2% individually.
On disposal of these equity investments, any related balance within the FVOCI reserve is reclassified to retained earnings.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

15.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (CONTINUED)

(c)	Amounts recognized in profit or loss and other comprehensive income
During the year, the following gains were recognized in profit or loss and other comprehensive income.

	2020	2021
	RMB’000	RMB’000
Dividends from equity investments at FVOCI recognized in profit or loss in other gains/losses - net (Note 32)
- Related to investments held at the end of the reporting period	7,735	9,802

(d)	Fair value
Information about the methods and assumptions used in determining fair value is provided in note 3.3.
All of the financial assets at FVOCI are denominated in RMB. For an analysis of the sensitivity of the assets to price risk refer to note 3.1(a)(iii).

16.	TERM DEPOSITS

	2020	2021
	RMB’000	RMB’000
Current assets
Short term deposits	60,000	60,000

Non-current assets
Long term deposits	160,000	160,000

The original effective interest rate of term deposits was 3.65% per annum (2020: 3.63% per annum).

17.	LONG-TERM RECEIVABLE
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
The balance approximated its fair value as at December 31, 2021 and 2020
.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

18.	MATERIALS AND SUPPLIES

	2020	2021
	RMB’000	RMB’000
Raw materials	197,242	190,328
Reusable rail-line track materials	43,584	39,002
Accessories	54,704	41,918
Retailing consumables	876	335

	296,406	271,583

The costs of materials and supplies consumed by the Group during the year were recognized as “operating expenses” in the amount of RMB1,497,587,000 (2020: RMB1,296,779,000).
As at December 31, 2021, a balance of RMB3,661,000
of the provision was provided for writing down the materials and supplies to their net realizable values
(2020: nil).
During the year, an additional provision of RMB5,695,000
was made, no balance was reversed and
RMB2,034,000 was written off arising from realization of losses in the disposal of these assets (2020: nil, nil and RMB17,640,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

19.	TRADE RECEIVABLES

	2020	2021
	RMB’000	RMB’000
Trade receivables	3,782,381	4,419,925
Including: receivables from related parties	2,955,797	3,664,894
Less: Provision for impairment of receivables	(60,704)	(23,751)

	3,721,677	4,396,174

As at December 31, 2021 and 2020, the Group’s trade receivables were all denominated in RMB. The majority of the trade receivable were from state-owned railroad companies or companies in transportation industry.
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

	2020	2021
	RMB’000	RMB’000
Within 1 year	2,773,713	3,655,942
Over 1 year but within 2 years	653,062	762,258
Over 2 years but within 3 years	306,410	1,725
Over 3 years	49,196	—

	3,782,381	4,419,925

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss provision for all trade receivables.
Movements on the provision for impairment of trade receivables are as follows:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
At December 31	61,212	61,135	60,704
Reversal of impairment loss provision	—	(358)	(36,953)
Written-off	(77)	(73)	—

At December 31	61,135	60,704	23,751

The maximum exposure to credit risk at the reporting date is the carrying value mentioned above. The Group does not hold any collateral as security.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

20.	PREPAYMENTS AND OTHER RECEIVABLES

	2020	2021
	RMB’000	RMB’000
Due from third parties	452,921	337,235
Due from related parties	242,601	171,059

	695,522	508,294

	2020	2021
	RMB’000	RMB’000
Other receivables	606,452	423,028
Less: Provision for impairment	(10,590)	(6,503)

Other receivables, net (a)	595,862	416,525
Prepayments (b)	99,660	91,769

	695,522	508,294

(a)	Other receivables mainly represent miscellaneous deposits and receivables arising from the course of provision of non-railway transportation services by the Group.
Movements on the provision for impairment of other receivables are as follows:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
At January 1	10,590	10,590	10,590
Provision for impairment	—	—	—
Reversal of impairment loss provision	—	—	(3,660)
Written off of impairment loss provision	—	—	(427)

At December 31	10,590	10,590	6,503

(b)
Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group. As of December 31, 2021, the input VAT with related invoices not been received or verified amounted to RMB87,575,000 (2020: RMB94,536,000).

The carrying amounts of the Group’s prepayments and other receivables are denominated in the following currencies:

	2020	2021
	RMB’000	RMB’000
RMB	695,522	507,854
HKD	—	440

	695,522	508,294

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

21.	CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

	2020	2021
	RMB’000	RMB’000
Cash at bank and on hand	1,485,232	1,499,462

(a)	The carrying amounts of the cash and cash equivalents and short-term deposits are denominated in the following currencies:

	2020	2021
	RMB’000	RMB’000
RMB	1,458,200	1,476,340
HKD	27,003	23,122
USD	29	—

	1,485,232	1,499,462

22.	SHARE CAPITAL
As at December 31, 2021 and 2020, the total authori
z
ed number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share. These shares are divided into A shares and H shares. They rank pari passu against each other and they were fully paid up.

	As at December 31 2019	Movement	As at December 31 2020	Movement	As at December 31 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Authorized, issued and fully paid:
Listed shares
- H shares	1,431,300	—	1,431,300	—	1,431,300
- A shares	5,652,237	—	5,652,237	—	5,652,237

Total	7,083,537	—	7,083,537	—	7,083,537

23.	RESERVES

(a)	Statutory surplus reserve and discretionary surplus reserve
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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

23.	RESERVES (CONTINUED)

(a)	Statutory surplus reserve and discretionary surplus reserve (continued)

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
For the year ended December 31, 2019, 2020 and 2021, the directors proposed the following appropriations to reserves of the
Company:

	2019	2019	2020	2020	2021	2021
	Percentage	RMB’000	Percentage	RMB’000	Percentage	RMB’000
Statutory surplus reserve	10%	78,264	—	—	—	—

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

23.	RESERVES (CONTINUED)

(b)	Other reserves

(i)	Special reserve - Safety Production Fund

For the year 2019, 2020 and 2021, the movement of “Special reserve - Safety Production Fund” of the Group are as below:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
At January 1	—	—	—
Appropriation for retained earnings	264,871	281,277	126,524
Utilization	(264,871)	(281,277)	(114,640)

At December 31	—	—	11,884

The Company
is engaged in passenger and freight transportation business. In accordance with the regulations issued by Ministry of Finance and State Administration of Work Safety of the PRC, the Company is required to establish a special reserve (“Safety Production Fund”) calculated based on the passenger and freight transportation revenue of the previous year using the following percentages:

(i)	1% for regular freight business;

(ii)	1.5% for passenger transportation, dangerous goods delivery business and other special business.
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

(ii)	FVOCI reserve
The Group has elected to recognize changes in the fair value of certain investments in equity securities in OCI, as explained in note 2.10. These changes are accumulated within the FVOCI reserve within equity. As at December 31, 2021, the Group had a balance of FVOCI reserve of RMB
181,941,000 (
2019 and 2020:
 RMB181,941,000). The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognized.

(iii)	Others
This reserve is used to record the differences which may arise as a result of reduction in the ownership interest in an associate but significant influence is retained. As at December 31, 2021, the Group had a balance of such reserve of RMB10,346,000 (
2019 and 2020
: nil), as explained in note 11.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

24.	DEFERRED INCOME

	2020	2021
	RMB’000	RMB’000
Government grants	104,939	781,563

Government grants relating to costs are deferred and recognized in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current
liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

25.	EMPLOYEE BENEFITS OBLIGATIONS

	2021	2020
	RMB’000	RMB’000
Employee benefits obligations	22,761	24,487
Less: current portion included in accruals and other payables (Note 28)	(22,761)	(24,487)

	—	—

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

25.	EMPLOYEE BENEFITS OBLIGATIONS (CONTINUED)

The movement in the employee benefits obligation during current year is as follows:

	2020	2021
	RMB’000	RMB’000
At January 1	26,345	24,487
Additions	—	—
Payments	(1,858)	(1,726)

At December 31	24,487	22,761

26.	TRADE AND BILL PAYABLES

	2020	2021
	RMB’000	RMB’000
Trade payables (a)	2,073,922	2,812,710
Bill payables (b)	—	300,000

	2,073,922	3,112,710

(a)	Trade payables

	2020	2021
	RMB’000	RMB’000
Payables to third parties	812,629	1,037,841
Payables to related parties	1,261,293	1,774,869

	2,073,922	2,812,710

(b)	Bill payables

	2020	2021
	RMB’000	RMB’000
Bank acceptance bills	—	300,000

The aging analysis of trade and bill payables was as follows:

	2020	2021
	RMB’000	RMB’000
Within 1 year	1,874,224	2,577,337
Over 1 year but within 2 years	146,717	482,169
Over 2 years but within 3 years	8,993	20,392
Over 3 years	43,988	32,813

	2,073,922	3,112,710

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

27.	CONTRACT LIABILITIES

	2020 RMB’000	2021 RMB’000
Advances received from customers	186,959	52,546
Frequent traveler program	28,346	59,896

	215,305	112,442

In 2021, RMB211,219,000 (2020:

RMB455,328,000
) of last year’s contract liabilities were recognized in revenue, of which RMB182,873,000 (2020:

RMB435,213,000) were advances received from customers, and RMB28,346,000 (2020:

RMB20,115,443
) were frequent traveler program.

28.	ACCRUALS AND OTHER PAYABLES

	2020 RMB’000	2021 RMB’000
Due to third parties	1,401,338	1,367,508
Due to related parties	448,318	587,667

	1,849,656	1,955,175

	2020	2021
	RMB’000	RMB’000
Payables to GIDC assumed by business combination	360,560	357,560
Other deposits received	308,890	297,736
Salary and welfare payables	418,214	486,644
Deposits received for construction projects	131,965	117,366
Other taxes payable	62,942	75,286
Amounts received on behalf of Labor Union	87,566	68,030
Deposits received from ticketing agencies	25,408	30,078
Employee benefits obligations (Note 25)	24,487	22,761
Housing maintenance fund	2,480	—
Payables assumed by capital increase in FVOCI	—	86,065
Other payables	427,144	413,649

	1,849,656	1,955,175

29.	AUDITORS’ REMUNERATION
Auditors’ remuneration in respect of audit and
non-audit
services provided by the auditors for the year ended December 31, 2021 were RMB8,400,000 and RMB510,000 respectively (2019: RMB8,400,000 and RMB930,000 respectively and 2020: RMB8,400,000 and RMB610,000 respectively).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

30.	EMPLOYEE BENEFITS

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Wages and salaries	5,726,123	5,949,037	6,135,683
Provision for medical, housing scheme and other employee benefits (a)	1,353,800	1,326,476	1,399,931
Contributions to the defined contribution scheme (b)	999,020	408,922	1,153,849

	8,078,943	7,684,435	8,689,463

(a)	Housing scheme
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
All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on the standard salary set by the provincial government. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to expense in the year to which the contributions relate.

(c)	Five highest paid individuals
The five individuals whose emoluments were the highest in the Group for the year include one director (
2019 and 2020
: one), four senior executives (
2019 and 2020
: four) and no supervisor (
2019 and 2020
: nil), whose emoluments are reflected in the analysis shown in Note 42. No remuneration has been paid by the Group to the five highest paid individuals as an inducement to join or upon joining the Group or as a compensation for loss of office.
The emolument range of each individual is within the band of Nil to RMB611,000 (2020: Nil to RMB512,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

31.	OTHER OPERATING EXPENSES

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Passenger security inspection expenses	222,705	173,257	184,280
Carriage cleaning expenses	139,130	107,118	113,617
Train station housekeeping expenses	98,467	90,919	86,646
Staff accommodation expenses	86,445	82,634	91,737
Other safety maintenance expenses	89,831	75,726	115,489
Bunk cleaning expenses	97,899	68,125	77,627
Passenger transportation facility maintenance	42,572	22,434	20,471
Professional expenses	37,351	21,675	14,984
Administrative expenses and others	396,270	93,214	123,550

	1,273,670	735,102	828,401

32.	OTHER(LOSSES)/GAINS– NET

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Loss on disposal of fixed assets - net	(103,560)	(101,377)	(4,734)
Interest income from banks	24,736	30,811	29,716
Government grants	22,492	63,061	18,523
Dividend income from FVOCI	7,047	7,735	9,802
Income from compensation	1,092	115	1,908
Impairment of fixed assets, materials and supplies	(20,697)	(11,835)	(22,491)
Unwinding of interest accrued on long-term receivable	3,749	3,786	4,515
Reversal of renovation cost for the separation and transfer of Facilities	—	—	65,937
Write-back of outstanding of payables	—	2,903	20,354
Others	36,045	960	11,188

	(29,096)	(3,841)	134,718

33.	FINANCE COSTS - NET

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Interest expense of lease liabilities	(57,670)	(57,629)	(67,648)
Net foreign exchange gains/(loss)	2,592	(1,452)	(689)
Bank charges	(1,632)	(1,564)	(6,239)

	(56,710)	(60,645)	(74,576)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

34.	INCOME TAX EXPENSE/(CREDIT)
In 2019, 2020 and 2021, the applicable income tax rate of the Company was 25%.
An analysis of the current year income tax expense is as follows:

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Current income tax	357,576	1,551	2,312
Deferred income tax (Note 12)	(96,448)	(134,196)	(277,935)

	261,128	(132,645)	(275,623)

The tax on the Group’s profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Profit/(loss) before tax	1,009,092	(690,745)	(1,249,586)

Tax calculated at the statutory rate of 25%	252,273	(172,686)	(312,397)
Effect of expenses not deductible for tax purposes	2,921	18,939	23,307
Effect of income not subject to tax	(1,762)	(7,474)	(6,986)
Tax losses and temporary differences in accounting base and tax base for which no deferred tax asset was recogni z ed	11,249	27,420	20,827
Adjustments for current tax of prior periods	(2,410)	1,194	(77)
Utilization of previously unrecognized tax losses and temporary differences	(1,143)	(38)	(297)

Income tax expense/(credit)	261,128	(132,645)	(275,623)

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

35.	EARNINGS/(LOSS) PER SHARE
The calculation of basic earnings/(loss) per share is based on the net profit/(loss) for the year attributable to equity holders of approximately RMB973,119,000
(loss) (2019 and 2020: profit of
RMB748,439,000
and loss of
RMB557,876,000
, respectively), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2019 and 2020: 7,083,537,000 shares). There were no dilutive potential ordinary shares during each of the three years in the period ended December 31, 2021. The calculation of earnings per equivalent ADS is based on the net profit/(loss)
for the year attributable to equity holders, divided by the weighted average equivalent ADSs (one ADS represents 50 H Shares) outstanding during the year of 141,670,740 ADSs (2019 and 2020: 141,670,740 ADSs).

	2019 RMB’000	2020 RMB’000	2021 RMB’000
Profit/(Loss) attributable to owners of the Company	748,439	(557,876)	(973,119)

Weighted average number of ordinary shares in issue	7,083,537	7,083,537	7,083,537

Weighted average equivalent ADSs	141,671	141,671	141,671

Basic and diluted earnings/(loss) per share	RMB0.11	RMB(0.08)	RMB(0.14)

Basic and diluted earnings/(loss) per equivalent ADS	RMB5.28	RMB(3.94)	RMB(6.87)

36.	DIVIDENDS
No dividend was proposed for the year ended December 31, 2021 (2019 and 2020: RMB425,012,000 per share and
nil).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

37.	CASH FLOW GENERATED FROM OPERATIONS

(a)	Reconciliation from profit before income tax to net cash generated from operations:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Profit/(loss) before income tax:	1,009,092	(690,745)	(1,249,586)
Adjustments for:
Depreciation of fixed assets (Note 6)	1,637,298	1,662,179	1,786,110
Depreciation of right-of-use assets (Note 8)	65,324	65,511	68,410
Impairment of fixed assets (Note 6)	20,697	11,835	16,796
Gains on disposal of assets classified as held for sale	—	(1,188,645)	—
Provision for impairment of materials and supplies (Note 18)	10,793	—	5,695
Loss on disposal of fixed assets and costs on repairs	161,435	165,253	53,854
Amortization of long-term prepaid expenses (Note 13)	16,438	19,340	27,381
Share of results of associates , net of tax (Note 11)	7,039	(22,162)	(18,144)
Dividend income on FVOCI/AFS (Note 32)	(7,047)	(7,735)	(9,802)
Reversal of impairment of receivables	—	(358)	(40,613)
Reversal of renovation cost for the separation and transfer of facilities (Note 32)	—	—	(65,937)
Write-back of outstanding of payables (Note 32)	—	(2,903)	(20,354)
Amortization of deferred income	(2,299)	(8,377)	(11,164)
Interest expense on lease liabilities (Note 33)	57,670	57,629	67,648
Interest income	(4,606)	(8,310)	(9,927)

Operating profit before working capital changes	2,971,834	55,415	600,367
(Increase)/decrease in trade receivables	(638,401)	780,765	(637,544)
Decrease in materials and supplies	16,438	2,005	28,868
(Increase)/decrease in prepayments and other receivables	(64,221)	(108,998)	94,431
Decrease in long-term receivable	6,000	6,155	8,023
Increase in trade payables	98,393	701,825	993,459
Increase/(decrease) in accruals and other payables	358,625	159,454	(84,724)

Net cash generated from operations	2,748,668	1,587,621	1,002,880

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

37.	CASH FLOW GENERATED FROM OPERATIONS (CONTINUED)

(b)	In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net book amount (Note 6)	168,806	225,003	92,790
Payable arising from disposal of fixed assets	(2,063)	—	—
Transfer to materials and supplies	(2,272)	(27,151)	(9,740)
Loss on disposal of fixed assets and costs on repairs	(161,435)	(165,253)	(53,854)

Proceeds from disposal of fixed assets	3,036	32,599	29,196

(c)	Material non-cash investing activities

	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Government grants relating to fixed assets (Note 6)	—	—	673,878

38.	CONTINGENCY
There were no
significant contingent liabilities as at December 31, 2021 and 2020 up to the date of approval of these financial statements.

39.	COMMITMENTS

(a)	Capital commitments
As at December 31, 2021 and 2020, the Group had the following capital commitments:

	2020	2021
	RMB’000	RMB’000
Contracted but not provided for	444,270	46,553
Authorized but not contracted for	505,730	493,447

	950,000	540,000

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway lines of the Company, which would be financed by self-generated operating cash flow.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

40.	RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

(a)	Related parties that control the Company or are controlled by the Company:
See note 10 for the principal subsidiaries.
None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

(i)	Guangzhou Railway Group and its subsidiaries

Name of related parties	Relationship with the Company
Single largest shareholder and its subsidiaries
Guangzhou Railway Group	Single largest shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company	Subsidiary of the single largest shareholder
Guangdong Railway Company Limited.	Subsidiary of the single largest shareholder
GIDC	Subsidiary of the single largest shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the single largest shareholder
Guangzhou Railway Station Service Centre	Subsidiary of the single largest shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the single largest shareholder
Guangzhou Railway Rolling Stock Works Company Limited	Subsidiary of the single largest shareholder
Guangdong Tieqing International Travel Agency Company Limited	Subsidiary of the single largest shareholder
Xiashen Railway Guangdong Company Limited	Subsidiary of the single largest shareholder
Guangzhou Railway Real Estate Construction Engineering Co., Ltd.	Subsidiary of the single largest shareholder
Guangdong Yuetong Railway Logistics Company Limited	Subsidiary of the single largest shareholder
Sanmao Railway Company Xiaotangxi Freight Field Service Company	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Anmao Railway Consulting Construction Company Limited	Subsidiary of the single largest shareholder
Guangzhou Beiyang Information Technology Company Limited	Subsidiary of the single largest shareholder
Hunan Railway Lianchuang Technology Development Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Northeast Freight Car Outer Winding Railway Co., Ltd.	Subsidiary of the single largest shareholder
Hunan Changtie Loading & Unloading Co., Ltd.	Subsidiary of the single largest shareholder
Guangzhou Ruiwei Econonmy Development Co., Ltd	Subsidiary of the single largest shareholder
Guangzhou Railway Technology Development Surveying Co., Ltd.	Subsidiary of the single largest shareholder

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Nature of the principal related parties that do not control/are not controlled by the Company (continued):

(ii)	Associates of the Group:

Associates of the Group
Tiecheng	Associate of the Group
Shentu	Associate of the Group

(iii)	Relationship with CSRG and other railway companies
On March 14, 2013, pursuant to the Approval, the previous controlling entity of Guangzhou Railway Group, MOR, had been dismantled. The administrative function of MOR were transferred to the Ministry of Transport and the newly established National Railway Bureau, and its business functions were transferred to the CSRG. Accordingly, the equity interests of Guangzhou Railway Group which was wholly controlled by MOR previously were transferred to the CSRG (“Reform”). The Reform was completed since January 1, 2017 and the Company disclosed details of transactions undertaken with CSRG Group for the years of 2019, 2020 and 2021 for reference. Unless otherwise specified, the transactions with CSRG Group disclosed below have excluded transactions undertaken with Guangzhou Railway Group and its subsidiaries.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties:

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (i)	2,060,518	2,345,512	3,323,844
Revenue collected by CSRG for railway network usage and related services provided to Guangzhou Railway Group and its subsidiaries (ii)	1,563,191	1,332,346	1,325,614
Revenue from railway operation service provided to Guangzhou Railway Group’s subsidiaries (iii)	812,470	842,350	865,220

	4,436,179	4,520,208	5,514,678

Other services
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (iv)	45,642	34,705	89,042

Services received and purchase made
Transportation related services
Provision of train transportation services by Guangzhou Railway Group and its subsidiaries (i)(vi)	774,291	753,288	796,142
Cost settled by CSRG for railway network usage and related services provided by Guangzhou Railway Group and its subsidiaries (ii)	2,194,467	1,985,768	2,896,222
	2,968,758	2,739,056	3,692,364
Other services
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iv)	441,719	297,809	311,080
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (iv)	623,433	722,487	770,683
Provision of construction services by Guangzhou Railway Group and its subsidiaries (v)	363,424	285,616	172,592

	1,428,576	1,305,912	1,254,355

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(I)	Material transactions undertaken with Guangzhou Railway Group and its subsidiaries (continued):

(ii)	Such revenues/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	Based on construction amount determined under national railway engineering guidelines.
(vi)
The amount recognized in 2021 does not include the payment of short term leases related to the lease of passenger trains paid to Guangzhou Railway Group amounting to RMB400,473,000
(2019 and 2020: RMB247,714,000 and
RMB292,603,000).

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

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CSRG and other railway companies (continued):

In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with the CSRG Group:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Provision of services and sales of goods
Transportation related services
Provision of train transportation services to CSRG Group (i)	69,958	57,349	138,219
Revenue collected by CSRG for services provided to CSRG Group (ii)	2,479,015	2,105,206	2,275,132
Revenue from railway operation service provided to CSRG Group (iii)	2,392,333	2,214,460	2,232,346

	4,941,306	4,377,015	4,645,697

Other services
Provision of repairing services for cargo trucks to CSRG Group (ii)	370,990	436,955	470,143
Sales of materials and supplies to CSRG Group (iv)	8,330	—	—
Provision of apartment leasing services to CSRG Group (iv)	574	456	2,064
Others	—	887	607

	379,894	438,298	472,814

Services received and purchases made
Transportation related services
Provision of train transportation services by CSRG Group (i)(vi)	37,408	18,872	58,121
Cost settled by CSRG for services provided by CSRG Group (ii) (vi)	2,107,765	1,506,541	1,769,170

	2,145,173	1,525,413	1,827,291

Other services
Provision of repair and maintenance services by CSRG Group (iv)	29,066	28,928	28,185
Purchase of materials and supplies from CSRG Group (iv)	23,968	12,362	3,203
Provision of construction services by CSRG Group (v)	23,636	2,662	—

	76,670	43,952	31,388

(i)	The service charges are determined based on a pricing scheme set by the CSRG or based on negotiation between the contracting parties with reference to actual costs incurred.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	In addition to those disclosed elsewhere in the financial statements, during the year, the Group had the following material transactions undertaken with related parties (continued):

(II)	Material transactions with CSRG and other railway companies (continued):

(ii)	Such revenue/charges are determined by the CSRG based on its standard charges applied on a nationwide basis.
(iii)	The service charges are levied based on contract prices determined based on a “cost plus a profit margin” and explicitly agreed between both contracting parties.
(iv)	The prices are determined based on mutual negotiation between the contracting parties with reference to actual costs incurred.
(v)	Based on construction amounts determined under national railway engineering guidelines.
(vi)
The amount recognized in 2021 does not include the payment of short term leases related to the lease of passenger trains and freight trains to CSRG amounting to RMB 1,286,566,000
(2019 and 2020: RMB436,323,000 and
RMB554,003,000)

(III)	Revenues collected and settled through the CSRG:

	2019	2020	2021
	RMB’000	RMB’000	RMB’000
- Passenger transportation	7,475,003	3,769,231	6,054,100
- Freight transportation	1,740,907	1,456,605	1,701,842
- Other transportation related services	74,870	24,048	8,488

	9,290,780	5,249,884	7,764,430

(IV)	Lease – as lessee:
In 2021, the depreciation expense of the
right-of-use
assets was RMB16,246,000 (
2019 and 2020
: RMB 13,378,000), the interest expense of lease liabilities was RMB67,605,000 (
2019 and 2020: RMB57,670,000 and
RMB 57,629,000), and the actual payment to Guangzhou Railway Group was RMB61,887,000 (
2019 and 2020: RMB59,620,000 and
RMB60,750,000).
The payment of short-term leases related to related parties are shown in notes 40(c)(I)(vi) and 40(c)(Il)(vi).

(d)	Key management compensation
In 2021, the compensation paid or payable to key management for employee services was RMB4,151,000 (2019 and 2020: RMB4,073,000 and RMB3,696,000).

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at December 31, 2021 and 2020, the Group had the following material balances maintained with related parties:

(II)	Material balances with Guangzhou Railway Group and its subsidiaries:

	2020	2021
	RMB’000	RMB’000
Trade receivables	1,853,846	2,881,069
- Guangzhou Railway Group (i)	208,024	600,042
- Subsidiaries of Guangzhou Railway Group (i)	1,645,822	2,281,027
- Associates	—	—
Less: Provision for impairment	(24,099)	(16,028)

	1,829,747	2,865,041

Prepayments and other receivables	59,580	83,808
- Guangzhou Railway Group	431	1,944
- Subsidiaries of Guangzhou Railway Group	59,070	81,790
- Associates	79	74
Less: Provision for impairment	(51)	(62)

	59,529	83,746

Prepayments for fixed assets and construction-in-progress	—	7,270
- Subsidiaries of Guangzhou Railway Group (ii)	—	7,270
- Associates	—	—
Trade and bill payables	1,243,372	1,882,872
- Guangzhou Railway Group (i)	67,889	71,414
- Subsidiaries of Guangzhou Railway Group (ii)	1,145,025	1,730,317
- Associates	30,458	81,141
Payables for fixed assets and construction-in-progress	876,031	1,038,742
- Guangzhou Railway Group	111,799	334,313
- Subsidiaries of Guangzhou Railway Group	342,123	326,023
- Associates	422,109	378,406
Contract liabilities	436	4,346
- Subsidiaries of Guangzhou Railway Group	297	3,940
- Associates	139	406
Accruals and other payables	443,754	495,930
- Guangzhou Railway Group	4,379	8,600
- Subsidiaries of Guangzhou Railway Group (iii)	426,821	468,064
- Associates (iv)	12,554	19,266

(i)
The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represent service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC.

GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts expressed in Renminbi unless otherwise stated)

40.	RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	As at December 31, 2021 and 2020, the Group had the following material balances maintained with related parties (continued):

(I)	Material balances with Guangzhou Railway Group and its subsidiaries (continued):

(ii)
The trade payables due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties.

(iii)	The other payables due to subsidiaries of Guangzhou Railway Group mainly represent the performance deposits received for construction projects and deposits received from ticketing agencies.
(iv)	The other payables due to associates mainly represent the performance deposits received for construction projects operated by associates.
As at December 31, 2021 and 2020, all the balances maintained with related parties were unsecured, non-interest
bearing and were repayable on demand.

(II)	Material balances with CSRG Group:

	2020	2021
	RMB’000	RMB’000
Due from CSRG Group
- Trade receivables	1,101,951	783,707
- Other receivables	183,021	87,251

Due to CSRG Group
- Trade payables and payables for fixed assets and construction-in-progress	71,082	114,481
- Other payables	4,564	91,737

As at December 31, 2021 and 2020, all the balances maintained with CSRG Group were unsecured, non-interest
bearing and were repayable on demand.